Form 20-F
period 2006-12-31
Canadian Solar Inc.
filed 2007-05-29
CIK 1375877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-33107

CANADIAN SOLAR INC.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Xin Zhuang Industry Park
Changshu, Suzhou
Jiangsu 215562
People’s Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common shares with no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

27,270,000 common shares issued and outstanding,
excluding 566,190 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐      Accelerated filer  ☐     Non-accelerated filer  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No  ☐

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“CSI,” “we,” “us,” “our company” and “our” are to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries;

•	‘‘$” and “U.S. dollars” are to the legal currency of the United States;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“C$” refers to the legal currency of Canada;

•	“Euro” or “€” refers to the legal currency of the European Union; and

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 29, 2006, which was RMB7.8041 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On May 25, 2007, the noon buying rate was RMB7.6527 to $1.00.

In November 2006, we and certain selling shareholders of our company completed the initial public offering of 7,700,000 common shares and we listed our common shares on the Nasdaq Global Market of The NASDAQ Stock Market LLC, or the Nasdaq, under the symbol “CSIQ.”

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

Selected Consolidated Financial and Operating Data

The following selected statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA, Ltd. on those financial statements is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

The audited financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. Our selected consolidated statement of operations data for the year ended December 31, 2003 and our consolidated balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheet data as of December 31, 2002 have been derived from our unaudited consolidated financial statements, which are not included in this annual report, but which have been prepared based on the same basis as our audited consolidated financial statements.

	Year Ended December 31,
	2002		2003	2004	2005	2006
	(In thousands of US$, except share and per share data, and operating data and percentages)

Statement of operations data:
Net revenues	$4,042		$4,113	$9,685	$18,324	$68,212
Cost of revenues(1)	2,628		2,372	6,465	11,211	55,872

Gross profit	1,414		1,741	3,220	7,113	12,340
Operating expenses(1)
— Selling expenses	81		39	269	158	2,909
— General and administrative expenses	405		1,039	1,069	1,708	7,923
— Research and development expenses(2)	7		20	41	16	398

Total operating expenses	493		1,098	1,379	1,882	11,230

Income from operations	921		643	1,841	5,231	1,110
Interest expenses	—		—	—	(239)	(2,194)
Interest income	—		1	11	21	363
Loss on change in fair value of derivatives related to convertible notes	—		—	—	(316)	(6,997)
Loss on financial instruments related to convertible notes	—		—	—	(263)	(1,190)
Other — net	( —	)(3)	10	(32)	(25)	(90)
Income tax expense	(81)		(34)	(363)	(605)	(432)
Minority interests	(215)		(209)	—	—	—

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands of US$, except share and per share data, and operating data and percentages)

Income/(loss) before extraordinary gain	625	411	1,457	3,804	(9,430)
Extraordinary gain	—	350	—	—	—

Net income/(loss)	$625	$761	$1,457	$3,804	$(9,430)

Earnings per share, basic and diluted
— Extraordinary gain	$—	$0.02	$—	$—	$—

— Net income (loss)	$0.04	$0.05	$0.09	$0.25	$(0.50)

Shares used in computation
Basic and diluted	15,427,995	15,427,995	15,427,995	15,427,995	18,986,498

Other financial data:
Gross margin	35.0%	42.3%	33.2%	38.8%	18.1%
Operating margin	22.8%	15.6%	19.0%	28.5%	1.6%
Net margin	15.5%	18.5%	15.0%	20.8%	(13.8)%
Selected operating data:
Products sold (in MW)
— Standard solar modules	—	—	1.8	3.4	14.7
— Specialty solar modules and products	0.7	0.7	0.4	0.7	0.2

Total	0.7	0.7	2.2	4.1	14.9

Average selling price (in $ per watt)
— Standard solar modules	—	—	3.62	3.92	3.97
— Specialty solar modules and products	$5.36	$5.70	$5.23	$5.13	5.89

(1)	Share-based compensation expenses are included in our cost of revenues and operating costs and expenses. See “Item 5A. Operating Results — Overview of Financial Results — Share-based Compensation Expenses.”

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues. See “Item 4. Information on the Company — B. Business Overview — Solar Power Development Projects.”

(3)	Less than one thousand.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands of US$)

Balance Sheet Data:
Cash and cash equivalents	$596	$1,879	$2,059	$6,280	$40,911
Inventories	312	313	2,397	12,163	39,700
Accounts receivable, net	1,047	257	636	2,067	17,344
Advances to suppliers	3	81	370	4,740	13,484
Value added tax recoverable		142	22	815	2,281
Other current assets		76	95	163	2,398
Property, plant and equipment, net	291	244	453	932	7,910
Intangible assets	—	—	—	—	39
Prepaid-rental		—	—	—	1,103
Deferred tax assets (non-current)		31	15	65	3,639
Total assets	2,476	3,053	6,145	27,430	129,634
Short-term borrowings	—	—	—	1,300	3,311
Accounts payable	488	426	824	4,306	6,874
Advances from suppliers and customers	113	18	273	2,823	3,225
Income tax payable	92	119	407	914	112
Embedded derivatives related to convertible notes	—	—	—	3,679	—
Total current liabilities	831	1,201	2,756	15,367	15,855
Accrued warranty costs	39	79	167	341	875
Convertible notes	—	—	—	3,387	—
Financial instruments related to convertible notes	—	—	—	1,107	—
Total liabilities	1,131	1,541	3,184	20,463	16,730
Total shareholders’ equity	779	1,512	2,961	6,967	112,904
Total liabilities and shareholders’ equity	$2,476	$3,053	$6,145	$27,430	$129,634
Number of shares outstanding	15,427,995	15,427,995	15,427,995	15,427,995	27,270,000	(4)

(4)	Excluding 566,190 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2006.

Exchange Rate Information

Our manufacturing activities are primarily conducted in China and a portion of our expenses are denominated in RMB. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of RMB into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB 7.8041 to $1.00, the noon buying rate in effect as of December 29, 2006. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 25, 2007, the noon buying rate was RMB 7.6527 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average	Low	High
	(RMB per $1.00)

2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
November	7.8340	7.8622	7.8750	7.8303
December	7.8041	7.8220	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May (through May 25)	7.6527	7.6816	7.7065	7.6490

We also translated the Euro amounts with regards to certain industry data into U.S. dollars at a rate of €1.3197 to $1.00, the noon buying rate in effect as of December 29, 2006 in this annual report solely for the reader’s convenience. We make no representation that the Euro or U.S. dollar amounts contained in this annual report could have been or could be converted into U.S. dollar or Euro, as the case may be, at any particular rate or at all.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

Evaluating our business and prospects may be difficult because of our limited operating history.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began business operations in October 2001 and shipped our first solar module products in March 2002. With the rapid growth of the solar power industry, we have experienced a high growth rate since our inception and, in particular, in 2004, 2005 and 2006 after we began to sell standard solar modules. As such our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods and our business model at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

The current industry-wide shortage of high-purity silicon may constrain our revenue growth and decrease our margins and profitability.

We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof package, and products that use solar modules. We recently began to produce solar cells ourselves but still source most of them from other companies, either through direct purchases or toll manufacturing arrangements. High-purity silicon is an essential raw material in the production of solar cells and is also used in the semiconductor industry generally. There is currently an industry-wide shortage of high-purity silicon because of increased demand as a result of recent expansions of, and increased demand in, the solar power and semiconductor industries. The shortage of high-purity silicon has driven the overall increase in silicon feedstock prices. For example, according to a March 2007 report by Solarbuzz, the average long-term silicon feedstock contracted price increased from approximately $28-32 per kilogram in 2004 to $60-65 per kilogram in 2007. In addition, according to Solarbuzz, prices of silicon feedstock obtained through spot purchases or short-term contracts went as high as $300 per kilogram in 2006, peaking in the third quarter of 2006 before decreasing by 10% from this peak by the first quarter of 2007. The shortage of high-purity silicon has also resulted in a shortage of, and significant price increases for, solar cells. According to Solarbuzz, the average selling price of solar cells increased from the fourth quarter of 2004 to the fourth quarter of 2005 by approximately 20% to 25%, depending on the size of the solar cells and the type of technology; mainstream multicrystalline silicon cell prices increased from the first quarter of 2006 to the first quarter of 2007 by an average of 8%, while monocrystalline silicon PV cell prices increased by a similar proportion.

Based on our experience, we believe the average price of silicon feedstock and solar cells will remain high in 2007. Any further increase in the demand from the semiconductor industry will compound the shortage and price increases. The shortage of high-purity silicon has constrained our revenue growth in the past and may continue to do so. Increases in the prices of silicon feedstock and solar cells have in the past increased our production costs and may impact our cost of revenues and net income in the future. The production of high-purity silicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of high-purity silicon are under construction, we do not believe that the supply shortage will be remedied in the near term. We expect that demand for high-purity silicon will continue to outstrip supply for the near future. Furthermore, if solar cells are not available to us at commercially viable prices, this could adversely affect our margins and operating results. This would have a material negative impact on our business and operating results.

If we are unable to secure an adequate and cost effective supply of solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected.

Solar cells are the most important component of solar module products. We engage in supply chain management to secure a sufficient and cost-effective supply of solar cells through our sourcing of silicon feedstock, toll manufacturing arrangements with suppliers of ingots, wafers and cells and direct purchases from solar cell suppliers. While we have been able to secure silicon to meet our production needs in the past, due to ongoing industry shortages of silicon feedstock and solar cells, we cannot assure you that we will be able to continue to successfully manage our supply chain and secure an adequate and cost-effective supply of solar cells. For example, we have entered into several long-term contracts with silicon raw material suppliers, but we cannot assure you that we will be able to obtain adequate supplies from them under these contracts or from other suppliers in sufficient quantities and at commercially viable prices in the future. Moreover, toll manufacturing arrangements may not be available to us in the future or at higher volumes, in particular as high-purity silicon becomes more readily available in the future, which could have an adverse effect on our margins and profitability. Moreover, if we are unable to procure an adequate supply of solar cells, either through direct purchasing or through toll manufacturing arrangements or if solar cells are not available to us at commercially viable prices, we may be unable to meet demand for our products and could lose our customers and market share, and our margins and revenues could decline. We have recently begun to produce solar cells to meet a portion of our solar cell needs. However, we cannot guarantee you that we will be able to successfully produce enough solar cells to supplement our solar cell needs.

In addition, while we have been able to generate cost savings in the past through our recycling of reclaimable silicon, we cannot assure you that we will be able to secure sufficient reclaimable silicon at higher volumes and reasonable prices in the future as we believe there is a limited supply of reclaimable silicon available in the market and intensified competition for these materials as a result of more new competitors entering the market. Recently, there has been increased scrutiny by the Chinese Customs authorities on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory. This has created certain disruptions to our silicon reclamation business. We have 1.2 tons of scrap silicon currently detained by the Chinese Customs authorities, 816 kg of which may involve the concerned type of scrap silicon with a goods value of $36,720. If the investigation deems this scrap silicon to be prohibited solid waste, the scrap silicon will have to be returned to its origination and we may be fined with a penalty ranging from RMB100,000 (US$12,813.8) to RMB1 million (US$128,137.7). We are actively working with local industry groups, the Chinese Customs authorities and the Chinese Environment Protection Administration to define new procedures and regulations. These new regulations may increase the cost of reclamation and limit our ability to sustain or expand our silicon reclamation program. If we are unable to secure a sufficient supply of reclaimable silicon at reasonable prices and reclaim this silicon on a cost-efficient basis, we cannot assure you that we will be able to save cost through our reclamation program and maintain our profit margin as a result of further negative changes in the government policy.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We compete with a large number of competitors in the solar module market. These include international competitors such as BP Solar International Inc., or BP Solar, Sharp Solar Corporation, or Sharp Solar, SolarWorld AG, or SolarWorld, and competitors located in China such as Suntech Power Holdings Co., Ltd. or Suntech Power. We expect to face increasing competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. For example, some of our competitors are developing or currently producing products based on alternative solar technologies, such as thin film photovoltaic materials, which they believe will ultimately cost the same as or less than crystalline silicon technologies, which we use. Solar modules produced using thin film materials, such as amorphous silicon and cadmium telluride, require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. We may also face competition from semiconductor manufacturers, several of which have already announced plans to start production of solar modules. In addition, the entry barriers are relatively low in the solar module manufacturing business given the low capital requirements and relatively less technological complexity involved. Due to the scarcity of high-purity silicon, supply chain management and access to financing are key entry barriers at present. However, if high-purity silicon capacity increases, these barriers may no longer exist and many new competitors may enter into the industry resulting in rapid industry fragmentation and loss of our market share.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demand or to devote greater resources to the development, promotion and sales of their products than we can. The sale of our solar module products generated 97.7% and 87.6% of our net revenues in 2005 and 2006, respectively. Our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

In the immediate future, we believe that the competitive arena will continue to be contested on securing silicon feedstock and forming strategic relationships to secure a supply of solar cells and on sales and marketing efforts in securing customer orders. Many of our competitors have greater access to silicon raw materials and cell supply, including stronger strategic relationships with leading global and domestic silicon feedstock suppliers, or have upstream silicon wafer and cell manufacturing capabilities. We believe that as the supply of high-purity silicon stabilizes and customers become more knowledgeable and selective, the key to competing successfully in the industry will shift to more traditional sales and marketing activities. We have conducted very limited advertising to date, focusing primarily on medium-sized regional solar power distributors in the European market in the past, and cannot assure you that we will be able to make that transition successfully. The greater name recognition of some of our competitors may make it difficult for us to compete as a result of this industry transition. In addition, the solar power market in general competes with other sources of renewable energy and conventional solar power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer.

The reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products, our revenues, profits and margins to decline.

We believe that the near-term growth of the market, particularly for on-grid applications, depends in large part on the availability and size of government subsidies and economic incentives. Because a substantial portion of our sales is made in the on-grid market, the reduction or elimination of government subsidies and economic incentives may adversely hinder the growth of this market or result in increased price competition, which could cause our revenues to decline.

Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations. Governments around the world have used different policy initiatives to accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, and many of the states in Australia and the United States. Examples of customer-focused financial incentives include capital cost rebates, feed-in tariffs, tax credits and net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a scale of economy sufficient to be cost-effective in a non-subsidized market place could result in decreased demand for our products and decrease our revenues, profits and margins.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies have been modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar module products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, pricing regulations and policies may place limits on our ability to increase the price of our solar module products in response to increases in our solar cells and silicon raw materials costs. We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. For example, the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, is a general directive. Each European Union member state will adopt its own enforcement and implementation policies using the directive as a guide. Therefore, there could be many different versions of this law that we will have to comply with to maintain or expand our sales in Europe. Any new government regulations or utility policies pertaining to our solar module products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar module products. In particular, any changes to existing regulations and policies or new regulations and policies in Germany could have a material adverse effect on our business and operating results. Sales to customers located in Germany accounted for 75.3% and 56.9% of our net revenues in 2005 and 2006, respectively, in part because of the availability and amounts of government subsidies and economic incentives in Germany.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Spain and Italy, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down;

•	deregulation of the electric power industry and broader energy industry; and

•	changes in seasonal demands for our products, as illustrated by the slowdown of our sales to Germany in the fourth quarter of 2006.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

The lack or unavailability of financing for on-grid and off-grid solar power applications could cause our sales to decline.

Our solar module products are used in both on-grid applications and off-grid applications. Off-grid applications are used where access to utility networks is not economical or physically feasible. In some developing countries, government agencies and the private sector have, from time to time, provided financing on preferential terms for rural electrification programs. We believe that the availability of financing programs could have a significant effect on the level of sales of solar modules for both on-grid and off-grid applications. If existing financing programs for on-grid and off-grid applications are eliminated or if financing programs are inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause our sales to decline. In addition, a rise in interest rates could render existing financings more expensive and present an obstacle for potential financings that would otherwise spur the growth of the solar power industry, which could materially and adversely affect our business.

Our dependence on a limited number of solar cell and silicon raw material suppliers could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.

We purchase silicon raw materials, solar wafers and solar cells from a limited number of third-party suppliers. Our major suppliers of silicon raw materials include Kunical International Ltd., or Kunical International, of the United States and Luoyang Zhong Gui High Tech Co. Ltd., or Luoyang Poly, of China, which provide us specified minimum levels of silicon feedstock; Jiangxi Saiwei LDK Solar Energy High-Tech Limited, or LDK, of China, and Deutsche Solar AG, or Deutsche Solar, of Germany, which provide us specified minimum levels of solar wafers; and JA Solar Ltd., or JA Solar, of China, which provides us specified minimum levels of solar cells. These suppliers may not be able to meet the specified minimum levels set forth in the contracts. We also have a limited number of suppliers from whom we either purchase directly or obtain solar cells through our toll manufacturing arrangements. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to secure a supply of solar cells at cost-effective prices, or at all. If that were to occur, we may be unable to manufacture our products in a timely manner or our products may be manufactured only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation. The failure of a supplier to supply solar cells or silicon raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these solar cells or silicon raw materials from alternative sources on a timely basis or on commercially reasonable terms. For example, in late 2006, one of our major suppliers of solar wafers incurred serious fire damage with its silicon cast ingot furnaces. This resulted in a chain reaction and caused the shortage and price increase of multi-crystalline solar wafers, which is a key material for our products.

Our dependence on a limited number of customers and our lack of long-term contracts may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar module products to a limited number of customers, including distributors and system integrators, and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. In 2006, our top five customers collectively accounted for approximately 53.4% of our net revenues. Each of Iliotec, Maass and Bihler contributed over 10% of our net revenues in 2006. See “Item 4 — Information on the Company — B. Markets and Customers.” Sales to our customers are typically made through one-year agreements with quarterly prices and product amounts as adjusted with the confirmations by the customers. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Even though our top five customers have contributed to a significant portion of our revenues, we have experienced changes in our top customers. As we continue to grow our business and operations, we expect our top customers may continue to change. We cannot assure you that we will be able to develop a consistent customer base.

We may not be able to manage our expansion of operations effectively.

We commenced business operations in October 2001 and have since grown rapidly. We expect to continue to significantly expand our business to meet the growth in demand for our products, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems and procedures and controls. Our rapid growth has strained our resources and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. We must also increase production output, expand, train and manage our growing employee base, and successfully establish new subsidiaries to operate new or expanded facilities. Additionally, access to additional funds to support the expansion of our business may not always be available to us. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties.

We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenues and profit to decline.

The solar power market is characterized by evolving technology standards that require improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar module products and enhancements for existing solar module products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others may prove more advantageous than ours for the commercialization of solar module products and may render our technology obsolete. Our failure to further refine our technology and develop and introduce new solar module products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

If our future innovations fail to enable us to maintain or improve our competitive position, we may lose market share. If we are unable to successfully design, develop and introduce or bring to market competitive new solar module products, or enhance our existing solar module products, we may not be able to compete successfully. Competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar module products. In addition, if we are unable to manage product transitions, our business and results of operations would be negatively affected.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Dr. Shawn Qu, our chairman, president and chief executive officer, Bencheng Li, general manager of CSI Luoyang, Gregory Spanoudakis, our vice president of international sales and marketing, Robert Patterson, our vice president of corporate and product development and general manager of Canadian operations, and Bing Zhu, our chief financial officer. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers, in particular those with a significant mix of both international and China-based solar power industry experience as many of our current officers have. In addition, if any of our executives joins a competitor or forms a competing company, whether in violation of their agreements with us or otherwise, we may lose some of our customers.

We face risks associated with the marketing, distribution and sale of our solar module products internationally. If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2005 and 2006, we sold approximately 97.2% and 79.3%, respectively, of our products to customers located outside of China. The marketing, distribution and sale of our solar module products in the international markets expose us to a number of risks, including:

•	fluctuations in the currency exchange rates of the Euro, U.S. dollar and RMB;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	cultural, language and logistical barriers to working with customers in different countries; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

Problems with product quality or product performance, including defects, in our products could damage our reputation, or result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant costs, divert the attention of our personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar module products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our solar module products could be harmed. In one instance in 2005 and another in 2006, customers raised concerns about the stated versus actual performance output of some of our solar modules. We determined that these concerns resulted from differences in calibration methodologies and we resolved the issue with these customers. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further incidents of the same problem or to protect against future errors or defects. In addition, some of our ingot, wafer and cell suppliers with whom we have toll manufacturing arrangements previously raised concerns about the quality and consistency of the silicon feedstock, in particular the reclaimable silicon that we recycle through our silicon reclamation program for re-use in the solar power industry, that we have provided to them for their ultimate conversion into solar cells. The use of reclaimed silicon in the solar power supply chain has an inherent risk as it is difficult to maintain the consistency and quality of reclaimed silicon at the same level as high-purity silicon. The successful use of reclaimed silicon requires extensive experience, know-how and additional quality control measures from both the provider of reclaimed silicon and the toll manufacturers. If we cannot successfully maintain the consistency and quality of the reclaimed silicon from our silicon reclamation program at an acceptable level, this may result in less efficient solar cells for our solar modules or in a lower conversion ratio of solar cells per ton of silicon feedstock that we provide, and may potentially delay and reduce our supply of solar cells. This may reduce or eliminate the cost advantages of recycling silicon through our silicon reclamation program. This could also cause problems with product quality or product performance, including defects in our products, and increase the cost of producing our products.

In addition, as we obtain the majority of the solar cells that we use in our products from third parties, either directly or through toll manufacturing arrangements, we have limited control over the quality of a substantial portion of the solar cells we incorporate into our solar modules. Unlike solar modules, which are subject to certain uniform international standards, solar cells generally do not have uniform international standards, and it is often difficult to determine whether solar module product defects are a result of the solar cells or other components or reasons. In addition, we only recently began to produce our solar cells and have limited data as to the effectiveness and track record of these solar cells as used in our solar module products. We also rely on third party suppliers for other components that we use in our products, such as glass, frame and backing for our solar modules, and electronic components for our specialty solar modules and products. Furthermore, the solar cells and other components that we purchase from third party suppliers are typically sold to us without any, or with only limited, warranty. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our revenues to decline.

Since we cannot test our products for the duration of our standard warranty periods, we may be subject to unexpected warranty expense.

Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar modules and products in 2002 and only began selling standard solar modules in 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our operating results. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results as long as 25 years after the sale of our products.

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and our failure to do so could have a material adverse effect on our market penetration and revenue growth.

The solar power industry has only recently emerged as a high growth market and is currently experiencing shortages of its key component, high-purity silicon, due to rapid industry growth and demand. We believe it is critical that we continue to manage upstream silicon supply sources by, among other strategies, pursuing strategic acquisitions and investments in solar cell and silicon raw materials suppliers to secure a guaranteed supply and better control the specifications and quality of the materials delivered and fostering strategic relationships, particularly with silicon feedstock, solar wafer and solar cell suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or establish strategic relationships with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.

Strategic acquisitions, investments and relationships with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and relationships may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.

We may not succeed in developing a cost-effective solar cell manufacturing capability.

We plan to expand into areas further up the supply chain, including manufacturing solar cells to support our core solar module manufacturing business. We completed our first solar cell production line in the first quarter of 2007. We target to install a second solar cell production line before the end of the second quarter of 2007 and the third and fourth lines by the end of 2007. We expect the annual solar cell production capacity from these production lines to reach 100 MW by the end of 2007. However, we only have limited and recent operating experience in this area and we will face significant challenges in the solar cell business. Manufacturing solar cells is a highly complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. The technologies, designs and customer preferences for solar cells change more rapidly, and solar cell product life cycles are shorter than those for solar modules. We may not be able to successfully address these new challenges. We will also face increased costs to comply with environmental laws and regulations. Any failure to successfully develop a cost-effective solar cell manufacturing capability may have a material adverse effect on our business and prospects.

In addition, although we intend to continue direct purchasing of solar cells and our toll manufacturing arrangements, if we engage in the large scale production of solar cells it may disrupt our existing relationships with solar cell suppliers. If solar cell suppliers discontinue or reduce the supply of solar cells to us, either through direct sales or through toll manufacturing arrangements, and we are not able to compensate for the loss or reduction with our own manufacturing of solar cells, our business and results of operations may be materially and adversely affected.

We may fail to successfully bring to market our new specialty solar modules and products, which may prevent us from achieving increased sales, margins and market share.

We expect to continue to derive part of our revenues from sales of our new specialty solar modules and products and will increase our research and development expenses in connection with developing these products. If we fail to successfully develop our new specialty solar modules and products, we will likely be unable to recover the expenses that we will incur to develop these products and may be unable to increase our sales and market share and to increase our margins. Many of our new specialty solar modules and products have yet to receive market acceptance, and it is difficult to predict whether we will be successful in completing their development or whether they will be commercially successful. We may also need to develop new manufacturing processes that have yet to be tested and which may result in lower production output.

Our failure to protect our intellectual property rights in connection with new specialty solar modules and products may undermine our competitive position.

As we develop and bring to market new specialty solar modules and products, we may need to increase our expenses to protect our intellectual property and our failure to protect our intellectual property rights may undermine our competitive position. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights as we develop new specialty solar modules and products may not be adequate. We currently only have one patent and two patent applications pending in China for products that make up a relatively small percentage of our net revenues and one trademark application pending in China. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and sell our solar module products without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies outside China, although we have sold, and expect to continue to sell, a substantial portion of our products outside China. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. In addition, we have not yet registered our trade name, “CSI,” outside of China, and our trademark application in China is still pending. As a result, we could be subject to trademark disputes and may not be able to police the unauthorized use of our trade name. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

In addition, our competitors and other third parties may initiate legal proceedings against us or our employees that may strain our resources, divert our management attention and damage our reputation. For example, in March 2002, ICP Global Technologies Inc., or ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our vice president of international sales and marketing, Gregory Spanoudakis, and ATS Automation Tooling Systems Inc., or ATS. ICP Global subsequently amended the complaint to include us, our subsidiary, CSI Solartronics, and our chairman and chief executive officer, Dr. Shawn Qu, as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing a business opportunity away from ICP Global to us. Although there have been no meaningful discovery, court filings or communications from the plaintiff on this matter since early 2004, we cannot assure you that ICP Global will not move forward with this case or that the litigation will not be determined adversely to us. See “Item 8 — Financial Information — Legal and Administrative Proceedings” for more details. We also cannot assure you that similar proceedings will not occur in the future.

If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the solar power industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.

Historically, a major portion of our sales were denominated in Euros, with the remainder in Renminbi and U.S. dollars. Since June 2005, a substantial portion of our sales contracts have been denominated in U.S. dollars. The major portion of our costs and expenses is denominated in U.S. dollars and Renminbi. Our Renminbi costs and expenses primarily related to domestic sourcing of solar cells, wafers, silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses. From time to time, we also have loan arrangements with Chinese commercial banks that are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We cannot predict the impact of future exchange rate fluctuations on our results of operations and we may incur net foreign currency losses in the future.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

As with other solar module product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar module products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only shipped our first products in March 2002 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our quarterly operating results may fluctuate from period to period in the future.

Our quarterly operating results may fluctuate from period to period based on the seasonality of consumer spending and industry demand for solar power products. In addition, purchases of solar products tend to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Overview” for factors that are likely to cause our operating results to fluctuate.

Our founder, Dr. Shawn Qu, has a substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of April 15, 2007, Dr. Shawn Qu, our founder, chairman and chief executive officer, beneficially owned 49.8% of our outstanding share capital comprised of 27,436,595 common shares, excluding restricted shares granted but yet to be vested and subject to restrictions on voting and dividend rights and transferability. As such, Dr. Qu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and suspensions of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. We believe that our manufacturing processes do not generate any material levels of noise, waste water, gaseous wastes and other industrial wastes and that we are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if we begin to sell specialty solar modules and products to customers located in Europe or if our customers located in other markets demand that our products be compliant. In addition, as we expand our silicon reclamation program and research and development activities and continue to expand into solar cell manufacturing, we are generating material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operation.

If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. For instance, the Chinese Customs have recently increased their scrutiny on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory and have subjected certain importations of recyclable silicon by some China-based companies, including us. See “— If we are unable to secure an adequate and cost effective supply of solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected.” Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions of our business operations.

We may not be successful in establishing our brand names among all consumers in important markets and the products we sell under our brand name may compete with the products we manufacture on an OEM basis for our customers.

We sell our products primarily under our own brand name and also on an OEM basis for our customers. In certain markets our brand may not be as prominent as other more established solar power vendors, and there can be no assurance that the “CSI” brand name or any of our potential future brand names, will gain acceptance among customers. Moreover, because the range of products we sell under our own brands and those we manufacture for our customers may be substantially similar, there can be no assurance that, currently or in the future, there will not be direct or indirect competition between products sold under the CSI brand, or any of our other potential future brands, and products that we manufacture on an OEM basis. This could negatively affect our relationship with these customers.

If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

We adopted a share incentive plan in 2006. As of the date of this annual report on Form 20-F, we have issued 1,380,488 share options and 566,190 restricted shares under our share incentive plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in our first quarter of 2006, will prescribe how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our common shares. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems in the foreseeable future.

Prior to our initial public offering, we were a private company of limited operating history with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, in our past audits, our auditors had identified material weaknesses and deficiencies with our internal controls. In our audit for the fiscal year ended December 31, 2006, our auditors observed a number of weaknesses and deficiencies with respect to our internal controls under the standards established by the Public Company Accounting Oversight Board. The material weaknesses identified by our independent registered public accounting firm include (i) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, and (ii) a lack of formal accounting policies and procedures for U.S. GAAP to ensure that our accounting policies and procedures are appropriately or consistently applied. Following the identification of these material weaknesses and other deficiencies, we have undertaken remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls, including hiring additional staff, training our new and existing staff and installing new enterprise resource planning, or ERP systems, in order to build up a unified and integrated database of our company. In addition, since the beginning of 2007, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act of 2002, or SOX, and have hired an individual experienced in handling compliance with the requirements of SOX.

However, if we are unable to implement solutions to deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal and disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common shares may be adversely impacted. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes Oxley Act of 2002.

Risks Related to Doing Business in China

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2006. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our common shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

Under current PRC laws and regulations, a foreign invested enterprise, or FIE, in China is typically subject to enterprise income tax, or EIT, at the rate of 30% on taxable income, and local income tax at the rate of 3% on taxable income. The PRC government has provided various incentives to FIEs, such as each of our PRC subsidiaries, to encourage the development of foreign investments. Such incentives include reduced tax rates and other measures. FIEs that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation more than ten years, are eligible for: (i) a two-year exemption from EIT from their first profitable year; and (ii) a reduced EIT of 50% for the succeeding three years. CSI Solartronics is entitled to a preferential EIT rate of 24%, as it is a manufacturing enterprise located in a coastal economic development zone in Changshu. CSI Solartronic’s first profitable year was 2002 and it is currently paying an EIT rate of 12% until the end of 2006. CSI Solar Manufacturing is entitled to a preferential EIT rate of 15%. CSI Solar Manufacturing’s first profitable year was 2005 and it was exempt from EIT until 2006. It is now subject to an EIT rate of 7.5% until 2009. CSI Solar Technologies, CSI Luoyang, CSI Cells and CSI Advanced have not made a profit and have therefore not applied for preferential tax treatment. If these subsidiaries turn profitable, they will apply for preferential tax rates and tax holidays. However, with the new PRC EIT law becoming effective on January 1, 2008, a foreign-invested enterprise which has yet to enjoy preferential treatment due to lack of profitability, commencement of the preferential five-year tax holiday will coincide with the year the new EIT law comes into effect, i.e. January 1, 2008. As these tax benefits expire, the effective tax rate of our PRC subsidiaries may increase significantly, and any increase of their EIT rates in the future could have a material adverse effect on our financial condition and results of operations.

In addition, the National People’s Congress, the Chinese legislature, recently passed a new enterprise income tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China and it will consequently be subject to the EIT upon its worldwide income. Existing companies are required to transition to the new EIT rate over a five year period starting January 1, 2008. The new Enterprise Income Tax Law empowers the PRC State Council to promulgate detailed implementation rules. Since the implementation rules are not yet promulgated, there is uncertainty as to how the new law will be interpreted or implemented. Although we are carefully monitoring these legal developments and will timely adjust our effective income tax rate when necessary, we cannot assure you that the new Enterprise Income Tax Law will not cause increases in the EIT rates applicable to our PRC subsidiaries, which could have a material adverse effect on our financial condition and results of operations.

There may be some uncertainty surrounding a recently adopted PRC regulation that requires certain offshore listings to be approved by the China Securities Regulatory Commission.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated a regulation that took effect on September 8, 2006. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by Chinese domestic companies or PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of our PRC counsel, that this regulation does not apply to us and that CSRC approval is not required because we are not an SPV covered by the new regulation as we are owned and controlled by non-PRC individuals and entities, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, since the regulation has been adopted only for a few months, there may be some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that we needed to obtain the

CSRC’s approval for our initial public offering in November 2006, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. In the future, we may grow our business in part by directly acquiring complementary businesses. Complying with the requirements of the new regulations and any other PRC laws to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the PRC regulatory agencies, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu or another epidemic or outbreak. From 2005 to 2007, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu or any other epidemic.

Risks Related to Our Common Shares

The market price for our common shares may be volatile.

The market price for our common shares has been and may continue to be highly volatile and subject to wide fluctuations during the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq, until May 25, 2007, the trading prices of our common shares ranged from $8.72 to $16.73 per share and the closing sale price on May 25, 2007 was $9.04 per share. The market price for our common shares may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common shares; and

•	sales or perceived sales of additional common shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our common shares.

Substantial future sales or perceived sales of our common shares in the public market could cause the price of our common shares to decline.

Sales of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. As of April 15, 2007, we had 27,436,595 common shares outstanding, excluding restricted shares granted but yet to be vested and subject to restrictions on voting and dividend rights and transferability. Additional common shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from November 8, 2006, the date of the effectiveness of the registration statement in connection with our initial public offering. Per the terms of the lock-up agreement, the lock-up period has been extended until June 1, 2007, which is 18 days from the date of our first quarter 2007 preliminary earnings release, which we made on May 14, 2007. In addition, the common shares outstanding will increase and be available for sale when certain option holders receive our common shares if they exercise their share options upon vesting, subject to volume, holding period and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters in our initial public offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common shares could decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

Our articles of continuance contain anti-takeover provisions that could adversely affect the rights of holders of our common shares.

We adopted an amendment to our articles of continuance that became effective immediately upon the closing of our initial public offering. We have included certain provisions in our amended articles of continuance that would limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have included the following provisions in our amended articles of continuance that may have the effect of delaying or preventing a change of control of our company:

•	Our board of directors has the authority, without approval by the shareholders, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•	Our board of directors shall fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles. Our board of directors may appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, subject to the limitation that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

You may have difficulty enforcing judgments obtained against us.

We are a corporation organized under the laws of Canada and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers, are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts, judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, we have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is unlikely that an action could be brought in Canada in the first instance for civil liability under U.S. federal securities laws. There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

Based on the price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined by reference to the market price of our common shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. person held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information — E. Taxation — United States Federal Taxation — Passive Foreign Investment Company.”

We incur increased costs as a result of being a public company.

As a public company, we incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	Information on the Company

A.	History and Development of the Company

We were incorporated pursuant to the laws of the Province of Ontario in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.

In November 2001, we established CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, which is our wholly owned subsidiary located in Changshu, China. Through CSI Solartronics, we focus primarily on the production of specialty solar modules and products. In addition to CSI Solartronics, we also currently have five other wholly owned subsidiaries: (i) CSI Solar Manufacture Inc., or CSI Solar Manufacturing, located in Suzhou, China, which we incorporated in January 2005, through which we focus primarily on the production of standard solar modules; (ii) CSI Solar Technologies Inc., or CSI Solar Technologies, also located in Suzhou, China, which we incorporated in August 2003, through which we focus on solar module product development; (iii) CSI Central Solar Power Co., Ltd., or CSI Luoyang, in Luoyang, China, which we incorporated in February 2006, through which we intend to manufacture solar module products; (iv) CSI Cells Co., Ltd, or CSI Cells, formerly known as CSI Solarschip International Co., Ltd., which we incorporated in June 2006 and completed the first cell production line in the first quarter of 2007, through which we manufacture solar cells; and (v) Changshu CSI Advanced Solar Inc., or CSI Advanced, which was incorporated in August 2006 and through which we intend to manufacture solar modules. We have injected full amounts of registered capital into all the above subsidiaries after our initial public offering in November 2006. CSI Luoyang and CSI Advanced have not begun manufacturing operations and are currently in the construction and preparatory phase. In May 2007, we set up a representative office in Phoenix, Arizona, to enhance our sales and marketing efforts in the U.S. market. See “— C. Organizational Structure.”

Our principal executive offices are located at Xin Zhuang Industry Park, Changshu, Suzhou, Jiangsu, 215562, People’s Republic of China. Our telephone number at this address is (86-512) 6269-6010 and our fax number is (86-512) 5247-7589. Our registered address in Canada is The Exchange Tower, Suite 1600, P.O. Box 480, 130 King Street West, Toronto, Ontario MSX 1J5. Our mailing address in Canada is 675 Cochrane Drive, East Tower, 6th Floor, Markham, Ontario, L3R OB8. Our telephone number at this mailing address is (1-905) 530-2334 and our fax number is (1-905) 530-2001.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.csisolar.com.  The information contained on our website does not form part of this annual report on Form 20-F.

B.	Business Overview

Overview

We design, manufacture and sell solar cell and module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. Our products are sold primarily under our own brand name and also produced on an OEM basis for our customers. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.

We currently sell our products to customers located in various markets worldwide, including Germany, Spain, Canada and China. We currently sell our standard solar modules to distributors and system integrators. We sell our specialty solar modules and products directly to various manufacturers who either integrate these solar modules into their own products or sell and market them as part of their product portfolio.

We proactively manage our supply chain, which consists of silicon feedstock, ingots, wafers and solar cells, to secure a cost-effective supply of solar cells, the key component of our solar module products. We do this primarily by directly sourcing silicon feedstock, which consists of high-purity silicon and reclaimable silicon. Under toll manufacturing arrangements, we provide the silicon feedstock to manufacturers of ingots, wafers and cells, which in turn convert these silicon raw materials ultimately into the solar cells that we use for our production of solar modules. We believe we were one of the first solar module companies to process reclaimable silicon, which consists primarily of broken wafers and scrap silicon, for reuse in the solar power supply chain. Today, we believe we operate a large-scale and cost-efficient silicon reclamation program. We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low-cost manufacturing capability in China to lower our manufacturing and operating costs.

We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues increased from $9.7 million in 2004 to $68.2 million in 2006. We sold 2.2 MW, 4.1 MW and 14.9 MW of our solar module products in 2004, 2005 and 2006, respectively.

Our Products

We currently design, develop, manufacture and sell solar cell and module products, which consist of standard solar modules and specialty solar modules and products.

Standard Solar Modules

Our standard solar modules are an array of interconnected solar cells encased in a weatherproof frame. We produce a wide variety of standard solar modules, currently ranging from 0.2 W to 300 W in power and using multi-crystalline and mono-crystalline solar cells. These products are built to general specifications for a wide range of residential, commercial and industrial solar power generation systems. Our standard solar modules are designed to be durable under harsh weather conditions and easy to transport and install. We primarily sell our standard solar modules under our own “CSI” brand and also on an OEM basis branded with our customers’ names.

Specialty Solar Modules and Products

We collaborate with our customers to design and manufacture specialty solar modules and products based on our customers’ specifications and requirements. Our specialty solar modules and products consist of:

•	customized solar modules; and

•	complete specialty products.

Our customized solar modules are solar modules that we design and manufacture for customers who incorporate our customized solar modules as a component of their own products. For example, we have manufactured a customized array of six solar modules assembled onto a curved canopy for a customer who incorporated it into its bus stop shelter products. We design and manufacture our complete specialty products, which combine our solar modules with various electronic components that we purchase from third party suppliers. Presently, this has consisted primarily of car battery chargers for a major automotive maker.

Our specialty solar modules and products have been used primarily in the automotive sector as well as the LED lighting sector. We focus on these and other industries, such as the telecommunications sectors, that have off-grid applications that can be powered by solar power. In the future, we intend to increasingly focus on the LED lighting industry. As LED technology advancements continue to create higher quality lighting with less power at increasingly economical prices, we believe that solar power will become a major power source in the LED lighting industry. In addition to specialty solar modules and products used in bus stop signs, our car battery chargers and LED lighting, we have also produced security sensors, signaling systems and mobile phone chargers in the past. We will continue to work closely with our customers to design and develop specialty solar modules and products that meet their specific requirements. We expect sales of these products, which typically have higher margins than our standard solar modules, to increase as we go forward.

Solar Cells

The first solar cell production line with an annual capacity of 25 MW was completed in the first quarter of 2007. We target to install a second solar cell production line before the end of the second quarter of 2007 and the third and fourth lines by the end of 2007. We expect the annual solar cell production capacity from these production lines to reach 100 MW by the end of 2007. Currently, we intend to use all of our solar cells in the manufacturing of our own solar module products.

Our solar cells are currently made on mono-crystalline silicon wafers, and we plan to make solar cells on multi-crystalline silicon wafers beginning in the third quarter of 2007, in our wafer fab through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metalization. A functional solar cell generates a flow of electricity when exposed to light. The metal on the cell surface collects and carries away the current to the external circuitry.

Solar Power Development Projects

We also implement solar power development projects, primarily in conjunction with government organizations, to provide solar power generation in rural areas of China. In conjunction with the Canadian International Development Agency, or CIDA, we implemented a C$1.8 million “Solar Electrification for Western China” project between 2002 and June 2005. As part of this project, we installed many demonstration projects and conducted three solar power forums in Beijing, Xining and Suzhou.

To date, our solar power development projects have consisted of government-related assistance packages. Going forward, we will continue to secure and implement large-scale solar power development projects in conjunction with CIDA, the World Bank, the Asian Development Bank, provincial and city governments and other organizations, and we will explore more commercial transactions, which are becoming more prevalent.

Supply Chain Management

Our business depends on our ability to obtain solar wafers and cells. There is presently a shortage of solar wafers and cells as a result of a shortage of high-purity silicon due to the rapid growth of and demand for solar power. Beginning in early 2005, we began managing our supply chain to secure a reliable and cost-effective supply of solar cells. This has allowed us to partially mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. We secure our supply of solar wafers and cells primarily through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots, wafers and cells and through the direct purchase of cells, in addition to producing our own solar cells, which we recently began to produce. We minimize costs and reduce margin pressure primarily through our silicon reclamation program.

The following chart illustrates our management of the solar power supply chain:

Silicon Raw Materials

Silicon feedstock, which consists of high-purity silicon and reclaimable silicon, is the building block of the entire solar power supply chain.

We have entered into a five-year supply agreement with Luoyang Poly in China from 2006 to 2010. This agreement provides us specified minimum levels of high-purity silicon. We have entered into a 10-year strategic partnership agreement with Kunical International from 2006 to 2015 to supply us reclaimable silicon and other silicon raw materials. We also have a four-year agreement with LDK from 2007 to 2010 for specified quantities of solar wafers and a toll manufacturing arrangement to convert our reclaimed silicon feedstock into wafers. In January

2007, we entered into a twelve-year supply agreement with Deutsche Solar, a subsidiary of SolarWorld AG of Germany for supply of multi-crystalline silicon wafers. We have also concluded a number of other annual silicon wafer and solar cell supply agreements.

We believe these silicon raw materials agreements will, through toll manufacturing arrangements, enable us to secure solar wafers and cells sufficient for a major portion of our estimated 2007 production output. In anticipation of increased demand for solar power products, we are currently in discussions with other China-based suppliers to secure additional silicon feedstock supply. We incorporated CSI Luoyang in 2006 to give us more direct access to major silicon feedstock suppliers located in Luoyang.

Silicon Reclamation Program

We believe that we were one of the first solar cell and module companies to process reclaimable silicon to ultimately produce solar wafers and cells. We recycle the reclaimable silicon that we source and process it through our reclaiming facilities for reuse in the solar supply chain. Our processes recycle silicon from pot scraps, broken or unused silicon wafers, and the top and tail discarded portions of silicon ingots. Our factory in Changshu includes reclamation workshops where our employees sort the reclaimable silicon into reprocessing categories. We believe that our access to relatively inexpensive labor in China for this process that involves a substantial amount of labor gives us a significant competitive advantage compared to international solar module manufacturers.

Toll Manufacturing Arrangements

We primarily engage in toll manufacturing arrangements to source silicon wafers and solar cells. Manufacturers of ingots, wafers and cells are facing over-capacity due to shortages of high-purity silicon and are looking for ways to obtain silicon feedstock. Through our toll manufacturing arrangements, we provide the silicon feedstock in return for ingots, wafers and cells.

Solar Wafers.  We currently purchase solar wafers through these toll manufacturing arrangements from international and local suppliers, including LDK in China and Green Energy Technology Inc.

Solar Cells.  We currently purchase solar cells from over five international and local suppliers, including Del Solar Co., Ltd., Motech Industries Inc. and Neo Solar S.L.L.

Direct Solar Cell Purchasing and Expansion into Solar Cell Manufacturing

In 2006, in addition to toll manufacturing arrangements that we have with our solar cell suppliers, we directly purchased solar cells from some of the above-listed solar cell suppliers and Q-Cells AG, China Electric and Equipment Group and Sharp Solar.

We intend to continue our toll manufacturing arrangements and direct purchase for our supply of solar cells. As we grow our business, we will seek to diversify our cell supply channel mix to ensure flexibility in adapting to future changes in the supply of, and demand for, solar cells. We completed our first solar cell production line in the first quarter of 2007. We target to install a second solar cell production line before the end of the second quarter of 2007 and the third and fourth lines by the end of 2007. We expect the annual solar cell production capacity from these production lines to reach 100 MW by the end of 2007. We currently intend to use our solar cells products for use in our own solar module manufacturing. When installing the production lines, we apply stringent criteria in selecting our vendors, including the requirement that they demonstrate at least two successful implementations of the same equipment for well-known solar cell manufacturers in Asia.

Our solar cells are currently made on mono-crystalline silicon wafers, and we plan to make solar cells on multi-crystalline silicon wafers beginning in the third quarter of 2007, in our wafer fab through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metalization.

A typical solar cell manufacturing process is illustrated as follows:

Solar Module Manufacturing

We assemble our solar modules by interconnecting multiple solar cells through taping and stringing into a desired electrical configuration. The interconnected cells are laid out, laminated in a vacuum, cured by heating and then packaged in a protective light-weight anodized aluminum frame. Our solar modules are sealed and weatherproofed and are able to withstand high levels of ultraviolet radiation, moisture and extreme temperatures.

The diagram below illustrates our solar module manufacturing process:

(1)	Laser cutting is only necessary for smaller-sized modules.

We work closely with our customers during the design and manufacture of our specialty solar modules and products. For our customized modules, we collaborate with the customer to make certain that our product is compatible for incorporation into that customer’s product. For our complete specialty products, we work with the customer and typically provide sample products to the customer for testing before the product is manufactured on a larger scale.

We selectively use automation to enhance the quality and consistency of our finished products and to improve efficiency in our manufacturing processes. Key equipment in our manufacturing process includes automatic laminators, simulators and solar cell testers. The current design of our assembly lines gives us flexibility to adjust the ratio of manufacturing equipment to skilled labor for quality and efficiency control. We use manufacturing equipment purchased primarily from Chinese solar power equipment suppliers. The location of our manufacturing operations in China gives us the advantage of proximity to these Chinese manufacturers, who typically sell solar power manufacturing equipment at more competitive prices compared to similar machinery offered by international solar power equipment manufacturers. We source critical testing equipment from international manufacturers. The manufacturing of solar module products remains a labor intensive process, and we leverage China’s competitive labor costs by using labor in our manufacturing process when it proves to be more efficient and cost-effective than using equipment.

Since we began selling our solar module products in March 2002, we have increased our annual production capacity from 2 MW to 50 MW as of December 2006. By June 2007, we expect our total production capacity to reach 120 MW through our three module manufacturing facilities in Changshu, Suzhou and Luoyang. The nature of our flexible manufacturing process allows us to increase capacity at low cost within a short period of time to ramp up production for increased demand for standard solar modules or for new solar module products as necessary. We may not, however, utilize our production facilities to their full capacity. Overall production output depends in part on the product mix and sizes of the solar modules produced by each laminator and is affected by the timing of customer orders and requested completion dates. Our production output is also constrained by the availability of solar cells and silicon raw materials and demand for our solar module products. Although there is a gap between our production capacity and production output, it is important for manufacturers of solar module products to maintain additional production capacity to handle surges in customer demand and quick changes in the product mix and timing of completion demanded by customers. Due to the relatively inexpensive cost of solar module manufacturing equipment, it is generally cost-efficient to maintain additional production capacity.

Our manufacturing facilities can be easily reset, allowing us to quickly ramp up production for increased orders or new solar module products as necessary. We currently operate our manufacturing lines in two factories in China and typically operate these lines 24 hours a day by rotating shifts of employees to operate the lines. We currently produce a higher volume of standard solar modules in our factory located in Suzhou and manufacture most of our specialty solar modules and products, which tend to be lower volume, at our Changshu facilities. We expect our new solar module manufacturing facility through CSI Luoyang to commence commercial production in May 2007. Our employees are trained to work on different types of solar module products. This gives us the flexibility to quickly increase our manufacturing capacity and lines with additional employees in order to meet increases in demand.

Quality Control and Certifications

Our quality control was set up according to the quality system requirements of ISO 9001:2000 and ISO:TS 16949 standards. The latter originated from QS 9000 and VDA quality systems and is now the world-wide quality system standard for the automotive industry. Our quality systems are reviewed and certified by TUV Rheinland Group, a leading international service company that documents the safety and quality of products, systems and services. Our quality control focuses on incoming inspection through which we ensure the quality of the components and raw materials that we source from third parties and includes the use of simulators and solar cell testers. We focus on in-process quality control by examining our manufacturing processes and on output quality control by inspecting finished products and conducting reliability and other tests.

We have obtained IEC 61215 and TUV Class II safety European standards for sales in Europe. We have also obtained certifications of CAN ORD-UL 1703 and UL 1703 in March 2007, which allow us to sell products in North America.

Markets and Customers

We currently sell our standard solar modules primarily to distributors and system integrators. Our distributor customers include companies that are exclusive solar power distributors and engineering and design firms that include our standard solar modules in their system installations. Our system integrator customers typically design and sell complete, integrated systems that include our standard solar modules along with other system components. We sell our specialty solar modules and products to various manufacturers who either integrate these products into their own products or sell and market them as part of their product portfolio. Our standard solar module customers include leading solar power distributors and system integrators such as ProSolar Energ — Tetecnik GmbH, Bihler Maschinenfhbrik GmbH & Co. and Schüco International KG. Our specialty solar modules and products customers include automotive customers such as Audi, for whom we make car battery chargers, and various manufacturers, such as Carmanah Technologies, who incorporate our customized modules in their bus stop, road lighting and marine lighting products.

As we expand our manufacturing capacity and enhance our brand name, we anticipate developing additional customer relationships in other markets and geographic regions to decrease our market concentration and dependence. In 2006 and in the near future, we have aimed, and will continue to aim, to increase our sales to customers located in several markets such as Germany, Spain, China, the United States and Canada. These solar power markets have been significantly influenced by past and current government subsidies and incentives, or, in the case of Canada, by intended future government subsidies and incentives. While we expect to expand our markets, we expect that Germany will continue to remain our major market in the near future.

•	Germany. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy. Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany surpassing Japan as the leading solar power market in terms of annual megawatt additions in 2004. According to Solarbuzz, Germany grew 16% to 968 MW, or 56% of the world’s total solar power production in 2006. Germany’s feed-in tariff remains one of the highest in the world. Our products are used for large-size ground mounted solar power field, commercial rooftop and residential rooftop installations. According to Solarbuzz, the feed-in tariffs for rooftop applications less than 30 KwH and between 30 KwH and 100 KwH was €51.8 and €49.28 (US$68.36 and $65.03) per KwH, respectively, in 2006. Our major customers located in Germany in 2006 are ProSolar, Schüco, Bihler, Iliotec and Maas.

•	Spain. In Spain, the incentive regime includes a national net metering program and favorable interest loans, and the actual feed-in tariff for solar power energy is fully guaranteed for 25 years and guaranteed at 80% subsequently. According to Solarbuzz, the feed-in tariff for applications less than 100 KwH was €0.44 (US$0.58) per KwH in 2006. Spain was our second largest market after Germany in 2006 and is expected to remain at such position in 2007. We sell products in Spain both under our own CSI brand name and as an OEM for a major Spanish solar company.

•	China. China passed the Renewable Energy Law in February 28, 2005, which went into effect on January 1, 2006. The Renewable Energy Law authorizes relevant authorities to set favorable prices for the purchase of on-grid solar power-generated electricity, and provides other financial incentives for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission further promulgated two implementation rules of the Renewable Energy Law, and other implementation rules are expected in the future.

China finances its off-grid solar installations through the now completed township program and the current village program. The current five-year plan from 2006 to 2010 is targeted to provide electricity to 29,000 villages, mainly in Western China. The Ministry of Construction has recently promulgated directives encouraging the development and use of solar power energy in both urban and rural areas. Various local authorities have also introduced initiatives to encourage the adoption of renewable energy including solar power energy. Furthermore, in October 2005, the Shanghai municipal government endorsed the “100,000 M2 Project”, the goal of which is to install solar energy heating systems onto 100,000 M2 rooftops in Shanghai in the coming years.

We believe that we will be well-positioned to take advantage of growth opportunities in the Chinese solar power energy market, which is potentially one of the fastest growing markets for solar power.

•	United States. There are now six states that offer significant incentives, with California offering the most preferential incentives. In January 2006, the California Public Utilities Commission enacted the California Solar Initiative, a $2.9 billion program that will subsidize solar power systems by $2.80 per watt. Due to excessive demand, this subsidy has been reduced to the current $2.50 per watt. Combined with federal tax credits for solar power usage, the subsidy may account for as much as 50% of the cost of a solar power system. The program will last from 2007 to 2017 and is expected to dramatically increase the use of solar power for on-grid applications in California. We have recently built up our U.S. sales team and set up a representative office in Phoenix, Arizona, to enhance our sales and marketing efforts in the U.S.

•	Canada. In March 2006, the province of Ontario, Canada’s largest province, announced a solar power subsidy, by which a fixed price of C$0.42 per KwH is offered for solar power transferred to the electrical grid starting in the fall of 2006. The program will last 20 years and is expected to substantially increase the market for solar power in Ontario.

•	Japan. According to Solarbuzz, the Ministry of Land, Infrastructure and Transport of Japan recorded that there was new construction initiated in 2006 for approximately 1.3 million residential units including solar power systems, a 4.4% increase from 2005 and the fourth consecutive year of increases. The Japanese government has implemented a series of incentive programs, including the “Solar Power 2030 Roadmap” designed to generate up to 100 GW of solar power electricity by 2030, as well as provide government subsidies for research and development. Solar power energy is becoming increasingly competitive and self-sustained in Japan. Historically, the Japanese solar power market has been relatively closed to non-Japanese solar power players. There have been signs, however, that this market is beginning to open up to international players.

Sales and Marketing

Standard Solar Modules

We market and sell our standard solar module products worldwide through a direct sales force. We have direct sales personnel or representatives that cover our markets in Europe, North America and Asia. Our marketing programs include conferences and technology seminars, sales training, trade show exhibitions, public relations and advertising. We sell our products primarily under two types of arrangements, supply contracts and OEM manufacturing arrangements.

•	Sales contracts. In early 2007, we entered into a number of annual sales and distribution agreements with most of our customers and deliver standard solar modules according to a pre-agreed monthly schedule. We also typically require full payment of the contract price by letters of credit or telex money transfers prior to shipping. We also occasionally use credit term sales to creditworthy customers and may increase these sales when expanding our U.S. market.

•	OEM manufacturing arrangements. From time to time, to address solar cell shortage issues, we enter into OEM arrangements with our customers.

Under these arrangements, we purchase or obtain on a consignment basis silicon cells from the customer and then sell solar module products back to the customer who sell these products under their own brands. In addition, we have recently began using our own solar cells in certain services we provide to a limited number of strategic partners with the finished solar module products branded with their labels.

Specialty Solar Modules and Products

In addition to the above efforts, we target our sales and marketing efforts of our specialty solar modules and products at companies in selected industry sectors, including the automotive, telecommunications and LED lighting sectors. As standard solar modules increasingly become commoditized and technology advancements allow for greater usage of solar power in off-grid applications, we will continue to expand our sales and marketing focus on our specialty solar modules and products and capabilities. Our sales and marketing team works with our specialty solar modules and products development team to make certain that we take the changing customer preferences and demands into account in our product development and that our sales and marketing team is able to effectively communicate to customers our product development changes and innovations. To further enhance this communication we will enter into cooperative agreements with our customers to share solar power technical and management expertise in our respective areas of expertise. For example, we entered into a cooperative agreement with Carmanah Technologies in April 2006 to supply solar modules and add special value for some of Carmanah’s lighting products. We intend to establish additional relationships in other market sectors as the specialty solar modules and products market expands.

Solar Power Development Projects

To date, our solar power development projects have consisted of government grants. Going forward, we will continue to secure and implement large-scale solar power development projects in conjunction with CIDA, the World Bank, the Asian Development Bank, and other government and non-governmental organizations. We will also explore more commercial solar power development projects, which are becoming more prevalent. We seek to participate in a mix of solar power development projects that provide us a continuous, steady source of revenue. These projects will also allow our personnel to further develop project management skills. In addition, we also provide solar power forums, demonstration projects and presentations as part of these solar power development projects, because we believe they generate significant goodwill and publicity for us.

Customer Support and Service

We provide customers with after-sales support, including product return and warranty services. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery.

Competition

The market for solar module products is competitive and continually evolving. We compete with international companies such as BP Solar, Sharp Solar and SolarWorld and companies located in China such as Suntech Power Holdings Co., Ltd. While crystalline technology currently accounts for 94.0% of the solar power market, many of our competitors are also developing or currently producing products based on alternative solar technologies such as thin film photovoltaic materials that may ultimately have costs similar to, or lower than, our projected costs. For example, solar modules produced using thin film materials, such as amorphous silicon and cadmium telluride, are generally less efficient, with conversion efficiencies ranging from 5% to 10% according to Solarbuzz, but require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar system integration. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar modules. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation. We believe that the key competitive factors in the market for solar module products include:

•	supply chain management;

•	strength of supplier relationships;

•	manufacturing efficiency;

•	power efficiency and performance;

•	price;

•	customer relationships and distribution channels;

•	brand name and reputation; and

•	aesthetic appearance of solar module products.

In the immediate future, because of the growing demand for solar module products and the shortage of high-purity silicon, we believe that the ability to compete in our industry will continue to depend on the ability to effectively manage the supply chain and form strategic relationships. Consolidation of the segments of the solar power supply chain is already occurring and is expected to continue in the near future. In the fourth quarter of 2006 and the first quarter of 2007, some smaller solar module producers cleared their inventory prior to their exits of the market and caused periodic price instability in the short time. We, however, believe consolidation of the industry will benefit our company in the long term. We believe that as the supply of high-purity silicon stabilizes, the key to competing successfully will shift to more traditional sales and marketing activities. We believe that the strong relationships that we are building now with both suppliers and customers will support us in that new competitive environment when the time arrives.

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, office furniture and inventory. These insurance policies cover losses due to fire, floods and other natural disasters. Insurance coverage for our property assets in China amounted to approximately $64.0 million as of December 31, 2006. We also maintain product liability insurance with an aggregate coverage amount of approximately C$10 million (US$8.7 million), which covers general commercial and product liability. We have increased the insurance coverage for our properties in China to approximately $107.1 million as of April 15, 2007 in light of our rapid business expansion. We have purchased key-man life insurance for our chairman and chief executive officer, Dr. Shawn Qu and four other senior executive officers. We do not maintain business interruption insurance or insurance relating to marine, air and inland transit risks for the export of our products. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $355,000 in insurance premiums for 2006 coverage.

Environment Matters

We believe we have obtained all environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We are in the process of obtaining a final environmental assessment and permit according to government procedures for our newly established manufacturing facility for CSI Cells. We have conducted environmental studies in conjunction with our solar power development projects to assess and reduce the environmental impact of our facilities. We believe that our manufacturing processes do not generate any material levels of noise, waste water, gaseous wastes and other industrial wastes and believe that our manufacturing processes are environmentally friendly. We will also continue to devote efforts to ensure that our products comply with the European Union’s Restriction of Hazardous Substances Directive, which takes effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

The Chinese Customs have recently increased their scrutiny on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory and have subjected certain importations of recyclable silicon by some China-based companies, including us. See “Item 3D. Risk Factors — If we are unable to secure an adequate and cost effective supply of solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected” and “— Compliance with environmental regulations can be expensive and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and suspensions of our business operations.”

Government regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar photovoltaic system and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the renewable energy law.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources.

Environmental Regulations

We believe that our manufacturing processes do not generate any material levels of noise, waste water, gaseous wastes and other industrial wastes and believe that our manufacturing processes are environmentally benign. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005). Under the regulation, the solar power business belongs to permitted foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax at the rate of 30% on taxable income and local income tax at the rate of 3% of taxable income. The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. For instance, a foreign invested manufacturing enterprise with an operation term of no less than 10 years would be eligible for an enterprise income tax holiday of two-year exemption followed by a three-year 50% reduction from the enterprise income tax starting from the first profit making year of the enterprise after its application of previous years’ operating losses carried forward for a maximum period of five years.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre- tax income and non-tax deductible expenses incurred. In 2006, the consolidated effective tax rate applicable to us was 5%. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China and it will consequently be subject to the enterprise income tax on its worldwide income. Existing companies are required to transition to the new enterprise income tax rate over a five year period starting January 1, 2008. The new Enterprise Income Tax Law empowers the PRC State Council to promulgate detailed implementation rules. Since the implementation rules are not yet promulgated, there may be some uncertainty as to how the new enterprise income tax law will be interpreted or implemented.

Once the non-Chinese company is deemed as a Chinese Tax residence by following the managed or controlled concept, the Chinese withholding income tax currently exempted for dividends distributed to overseas shareholders under the current PRC income tax laws could be imposed and applied to the dividends distributed from the deemed

Chinese tax resident to overseas shareholders. A 20% withholding tax on gross income could be imposed, although a 10% rate is likely subject to the detailed implementation rules of the PRC new EIT law. Our management carefully monitors these legal developments and will timely adjust our effective income tax rate when necessary.

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. In the case of CSI Solar Manufacturing, our imported raw materials that are used for manufacturing export products are imported into China under bonded condition with an exemption on import VAT.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;

Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE.

Under the Administration Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest, affiliation and the operation focus of each of our subsidiaries.

D.	Property, Plant and Equipment

The following is a summary of our properties, including information on our manufacturing facilities and office buildings:

•	We have manufacturing facilities and offices in Suzhou that occupy approximately 6,050 square meters under a lease that will expire in March 2008 and 4,048 square meters under a lease that will expire in April 2010. We have the right to renew the leases on three-months’ or six-month’s prior written notice if the terms we offer are not less favorable than terms offered by other prospective tenants. We also rent offices with an aggregate of approximately 40 square meters in Suzhou for our research and development and certain administrative personnel under a lease expiring in September 2008. In Changshu, we rent our facilities of approximately 4,500 square meters under a three-year lease expiring in September 2007.

•	CSI Luoyang has obtained the land use rights certificate for a piece of land of approximately 35,345 square meters, on which we are in the process of constructing the manufacturing facility of approximately 4,627.5 square meters for module manufacturing together with an office building of approximately 1,915 square meters.

•	CSI Cells has obtained the land use rights certificate for a piece of land of approximately 65,661 square meters. We recently built a solar cell facility in Suzhou and completed our first solar cell production line in the first quarter of 2007. The manufacturing facility has approximately 10,000 square meters and we are building an office building of approximately 3,900 square meters on the same land.

•	CSI Advanced is applying for the land use rights certificate for a piece of land of approximately 40,000 square meters, on which we expect to commence the construction of a manufacturing facility of approximately 30,000 square meters that is designed for module manufacturing. We are targeting to open this facility in the first quarter of 2008. We are applying for the construction permit required to establish the facility.

We believe our current facilities and our planned facilities will meet our future needs and are consistent with our business plans.

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

The most significant factors that affect our financial performance and results of operations are:

•	availability and price of solar cells and silicon raw materials;

•	industry demand;

•	government subsidies; and

•	product mix and pricing.

Availability and Price of Solar Cells, Wafers and Silicon Raw Materials.  We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component for making solar modules. Our solar cells are currently made on mono-crystalline wafers, and we plan to make solar cells on multi-crystalline silicon wafers in the third quarter of 2007, in our wafer fab through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metalization. Solar wafers are the most important material for making solar cells. There is presently a shortage of solar cells and wafers as a result of a shortage of high-purity silicon caused primarily by the recent expansion of, and increased demand in, the solar power and semiconductor industries. The shortage of high-purity silicon has also contributed to significant price increases for solar cells and wafers. For example, according to Solarbuzz, the average long term silicon feedstock contracted price increased from approximately $28-32 per kilogram in 2004 to $60-65 per kilogram in 2007. In addition, according to Solarbuzz, spot prices of silicon feedstock through stock purchases or short-term contracts went as high as $300 per kilogram in the third quarter of 2006 before decreasing by 10% from this peak by the first quarter of 2007. According to Solarbuzz, the average selling price of solar cells increased from the fourth quarter of 2004 to the fourth quarter of 2005 by approximately 20% to 25%, depending on the size of the solar cells and the type of technology; mainstream multicrystalline silicon cell prices increased from the first quarter of 2006 to the first quarter of 2007 by an average of 8%, while monocrystalline silicon PV cell prices increased by a similar proportion. Based on our experience, we believe that the average prices of high-purity silicon, solar wafers and solar cells will remain high for the near future until the industry-wide high-purity silicon shortage eases. Any increase in demand from the semiconductor industry will compound the shortage. Increases in the prices of high-purity silicon, solar wafers and solar cells have in the past increased our production costs and may continue to impact our cost of revenues and net income in the future. In addition, we have experienced late delivery and supply shortages, which have affected our production.

Beginning in early 2005, we began managing our supply chain through toll manufacturing arrangements and our silicon reclamation program to secure a cost-effective supply of solar cells. This has allowed us to mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. Currently, we secure our supply of solar cells and wafers at a large percentage through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots, wafers and cells. We also purchase solar wafers and solar cells directly from our suppliers. In the past, we have been able to achieve cost savings through our toll manufacturing arrangements primarily because of our silicon reclamation processes.

We believe our current silicon raw material supply agreements and toll manufacturing arrangements will enable us to secure solar cells and wafers sufficient for a major portion of our estimated 2007 production output. However, as we grow our business and as high-purity silicon becomes more readily available, we plan to diversify our solar wafers and cell supply channel mix to ensure flexibility in adapting to the future changes in the supply of and demand for solar wafers and cells. We plan to enter into long-term supply contracts and commence in-house manufacture of solar cells. We completed our first solar cell production line in the first quarter of 2007. Despite our plans to have a balanced and diversified solar cell supply channel mix, we cannot assure you that we will be able to secure sufficient quantities of solar wafers, cells and silicon raw materials to grow our revenues as planned or that we will be able to successfully develop a cost-effective solar cell manufacturing capability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — The current industry wide shortage of high-purity silicon may constrain our revenue growth and decrease our gross margins and profitability” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — We may not succeed in developing a cost-effective solar cell manufacturing capability.”

Given the current state of the industry, suppliers of solar wafers, cells and silicon raw materials typically require customers to make prepayments well in advance of their shipment. While we also sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers, cells and silicon raw materials and the time that our customers make prepayments to us. As a result, the purchase of solar wafers, cells and silicon feedstock, and other silicon raw materials through toll manufacturing arrangements, has required, and will continue to require, us to make significant working capital commitments beyond that generated from our cash flows from operations to support our estimated production output.

Industry and Seasonal Demand.  Our business and revenue growth depends on demand for solar power. Although solar power technology has been used for several decades, the solar power market has grown significantly in the past several years. We believe growth in the near term will be constrained by the limited availability of high-purity silicon, but is expected to accelerate after 2007. See “Item 4. Information on the Company — Business Overview — Our Industry” for a more detailed discussion on the factors driving the growth of the solar power industry and the challenges that it faces. In addition, we believe that industry demand may be affected by seasonality. Demand tends to be lower in the winter quarter than in the subsequent warmer quarters, primarily because of adverse weather conditions in our key markets, such as Germany, that complicate the installation of solar power systems. For example, our sales to Germany slowed down in the fourth quarter of 2006 and the first quarter of 2007 due primarily to such changes in seasonal demands and partially to the inventory clearing efforts by some smaller solar module producers exiting the market.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.”

Government Subsidies.  We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of implementing and operating a solar power system substantially exceeds the cost of purchasing power provided by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, the United States, Japan and China, have provided subsidies and economic incentives to reduce dependency on conventional sources of energy. These have come in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products, to promote the use of solar energy in on-grid and, to a lesser extent, off-grid applications. The demand for our solar module products, in particular our standard solar modules, is affected significantly by these government subsidies and economic incentives. Any reductions or eliminations in government subsidies and economic incentives could reduce demand for our products and affect our revenues.

Product Mix and Pricing.  We began selling our solar module products in March 2002 and all of our net revenues in 2002 and 2003 were generated from sales of specialty solar modules and products. We did not begin selling standard solar modules until 2004. By the end of 2004, the sale of standard solar modules represented 72.5% of our net revenues for the year. In 2005 and 2006, that percentage increased to 76.9% and 96.8%, respectively, excluding silicon materials sales. In 2006, approximately 74% of our solar module product net revenues consisted of standard solar module sales. Approximately 14% were from sales of specialty solar modules and products. The remaining balance was primarily generated from sales of silicon materials. Our specialty solar modules and products generally generate higher margins compared with those generated by our standard solar modules, primarily because of the higher average selling price. We are able to charge a higher average selling price because of the greater complexity of design, the higher labor cost to design and manufacture specialty solar modules and products and the cost, if any, of purchasing additional components to complete the product. For example, the average selling price per watt of our standard solar modules was $3.97 for the year ended December 31, 2006, as compared to $5.27 per watt for our specialty solar modules and products over that same time period. While we expect sales of standard solar modules to drive our net revenues in the near future, we expect to increase sales of both our standard solar modules and our specialty solar modules and products going forward.

Our standard solar modules are priced based on the number of watts of electricity they can generate as well as overall demand in the solar power industry. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our solar wafers, cells and silicon raw materials costs. Over the past few years, the average selling prices for standard solar modules have risen year-to-year across the industry primarily because of high demand. Correspondingly, the average selling price of our standard solar module products increased from $3.62 per watt in 2004 to $3.92 per watt in 2005, and to $3.97 per watt in 2006. This increasing trend began reversing at the end of 2006. We believe the average price for solar modules to decline in 2007 as the market matures, manufacturing cost decreases and the competition increases. Beginning in 2007, we generally enter into annual sales and distribution contracts with our customers, some of which are subject to quarterly adjustments. We believe such short-term arrangements enable us to reduce our exposure to market fluctuation.

The price for our specialty solar modules and products is determined on a product-by-product basis, taking into account the complexity of design, direct labor costs in designing and manufacturing the product and the cost of purchasing additional components, if any, to complete the product. Specialty solar modules and products have shorter product life cycles, and product designs and customer preferences change more rapidly for specialty solar modules and products than for standard solar modules. As a result, the prices that we charge for these products are not directly comparable from year to year because our customers typically order these products for limited time periods. When a customer order ends, we may not be able to replace the customer order with orders for similarly-sized and -priced solar modules from that same customer or other customers. In addition, because we have a relatively small number of customers of specialty solar modules and products, sales of these products are susceptible to significant fluctuations. We sold 0.4 MW, 0.7 MW and 0.4 MW of these products in 2004, 2005 and 2006, respectively.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

We generate revenues primarily from the sale of solar module products, consisting of standard solar modules and specialty solar modules and products. Solar module products accounted for 92.3%, 97.7% and 87.6% of our net revenues in 2004, 2005 and 2006, respectively. We also generate revenues from the implementation of solar power development projects, primarily in conjunction with government organizations, to provide solar power generation in rural areas of China. To date, these have consisted of government-related assistance packages. In the fourth quarter of 2006, we began generating revenues from the resales to third parties of our excessive inventory of silicon materials. Going forward, we believe that revenues from the resales of silicon materials will be on a relatively small scale and may occur from time to time. Main factors affecting our net revenues include average selling prices per watt, unit volume shipped, product demand and product mix. Our net revenues are net of business tax, value-added tax and returns and exchanges.

A small number of customers have historically accounted for a major portion of our net revenues. In 2004, 2005 and 2006, our top five customers during those periods collectively accounted for approximately 64.0%, 62.1% and 53.5% of our net revenues, and sales to our largest customer accounted for 16.3%, 36.8% and 14.3%, respectively. Our largest customers have changed from year to year, primarily because of the short product life cycles of our specialty solar modules and products, our recent entry into the standard solar module business and the rapid expansion of our business and operation. Changes in our product mix and strategic marketing decisions have also resulted in changes in our market concentration from year to year. The following table sets forth certain information relating to our total net revenues derived from our customers categorized by their geographic location for the periods indicated:

	Year Ended December 31,
	2003		2004		2005			2006
	Total Net		Total Net		Total Net			Total Net
Region	Revenues	%	Revenues	%	Revenues		%	Revenues		%
	(In thousands of US$, except percentages)

Europe
Germany	$20	0.5%	$6,499	67.1%	$13,801		75.3%	$38,788		56.8%
Spain	—	—	85	0.8	445		2.4	5,226		7.7
Others	—	—	42	0.4	1,018		5.6	7,967		11.7

Europe Total	20	0.5	6,625	68.4	15,264		83.3	51,981		76.2
China	271	6.6	109	1.1	504		2.8	14,091	(2)	20.6
North America	3,798	92.3	2,853	29.5	2,556		13.9	2,031		3.0
Others	25	0.6	97	1.0	—	(1)	0.0	109		0.2

Total net revenues	$4,113	100.0%	$9,685	100.0%	$18,324		100.0%	$68,212		100.0%

(1)	Less than a thousand.

(2)	$8.3 million of the $14.1 million net revenues was generated from a one-time silicon materials sales that took place in the fourth quarter of 2006.

Cost of Revenues

Our cost of revenues consists primarily of the costs of:

•	solar cells;

•	other materials for the production of solar modules such as glass, aluminum frame and polymer backing;

•	production labor, including salaries and benefits for manufacturing personnel;

•	warranty costs;

•	since the second quarter of 2006, share-based compensation expenses for options and restricted shares granted to our manufacturing employees and suppliers; and

•	other materials, such as electronic components, used for the production of our specialty solar modules and products.

Solar cells make up the major portion of our cost of revenues. We purchase some of our solar cells directly from cell suppliers. The costs of solar cells that we directly purchase are the price that we pay to our suppliers. A major portion of our solar cells is obtained through toll manufacturing arrangements through which we source and provide silicon feedstock to suppliers of ingots, wafers and cells. These suppliers ultimately convert these silicon raw materials into the solar cells that we use for our production of solar modules. The costs of solar cells that we obtain through these toll manufacturing arrangements comprise of: (i) the costs of purchasing the silicon feedstock; (ii) labor costs incurred in inventory management; (iii) labor costs incurred in sorting the reclaimable silicon as part of our silicon reclamation program; and (iv) tolling fees charged by our suppliers under the tolling arrangements. The payments we make to our suppliers for the solar cells and the payment our suppliers make to us for the silicon feedstock that we source are generally settled separately. We do not include payments we receive for providing silicon feedstock as part of these toll manufacturing arrangements in our net revenues.

We also recently began to produce solar cells for use in the manufacturing of our solar modules. Where solar cells are manufactured by our own solar cell manufacturing facility, the cost of solar cells consists of: (i) the costs of purchasing the solar wafer, (ii) labor costs incurred in manufacturing solar cells at our own facility, (iii) other materials and utilities we use for manufacturing the solar cells and (iv) depreciation charges incurred for our solar cell manufacturing facility, equipment and building.

Our cost of revenues also includes warranty costs. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We have not had any warranty claims to date. Our cost of revenues has historically increased as we increased our net revenues. We expect cost of revenues to increase as we increase our production volume.

Gross Profit/ Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our products, product mix and our ability to cost-effectively manage our supply chain.

Our gross margin decreased from 42.3% in 2003 to 33.2% in 2004, primarily as a result of the change in product mix focus from specialty solar modules and products to standard solar modules in 2004 and the rising cost of solar cells due to high industry demand for solar power and shortages of silicon raw materials. Our specialty solar modules and products generally have higher margins compared to our standard solar modules. The primary reason for this is the higher average selling price per watt that we are generally able to charge for our specialty solar modules and products due to their more complex design.

Our gross margin increased from 33.2% in 2004 to 38.8% in 2005 as we initiated our supply chain management strategy in 2005. Our gross margin decreased from 38.8% for 2005 to 18.0% for 2006, primarily as a result of our changing product mix as we completed one of our large specialty solar module product contracts in 2005. Specialty solar modules and products, which tend to have higher margins than our standard solar modules, accounted for 23.1% and 3.2% of our net revenues (excluding silicon material sales) for 2005 and 2006, respectively. The decrease in gross margin is also attributable to the higher costs of solar cells and silicon materials in 2006 and the substantial completion of one of our CIDA projects in 2005. A major component of our supply chain management involves the purchase of reclaimable silicon and processing it for reuse at a lower cost. This provides a significant cost advantage over the purchase of high-purity silicon. Our ability to select cost-effective suppliers for solar cells also provides us with cost savings. The successful use of reclaimed silicon requires extensive experience, know-how and additional quality control measures from both the provider of reclaimed silicon and the toll manufacturers. We must continue to maintain the consistency and quality of the reclaimed silicon from our silicon reclamation program at an acceptable level in order to continue receiving the cost advantages of recycling silicon through our silicon reclamation program. The decrease in gross margin from 2005 to 2006 was also attributable to a decrease in average selling prices for standard solar modules in the fourth quarter of 2006 as a result of lower-than-anticipated market demand.

We believe that we will face some margin compression in the sale of standard solar modules in 2007 comparing to 2006 because we expect the decrease in the price for high-purity silicon lags the decrease in average selling price of our products. On the other hand, we also believe this will be partially offset by an increase in our business volume, which will result in improvement of economies of scale, cost savings through the continuous research and development as well as in-house manufacturing of solar cells. In addition, we expect expansion of our specialty solar modules and product businesses will be a key driver of our gross margin increase in the future.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses. Our operating expenses have decreased in recent years as a percentage of our net revenues primarily due to economies of scale that we have achieved in connection with our revenue growth. We expect this trend to continue as our net revenues grow in the future.

Selling Expenses

Selling expenses consist primarily of salaries, sales commissions for sales and marketing personnel, advertising, promotional and other sales and marketing expenses. Since the second quarter of 2006, selling expenses have included share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel. We have incurred only limited selling expenses to date as we have relied primarily on sales of standard solar modules in 2004, 2005 and 2006, which have become increasingly commoditized. As we expand our business, we will increase our sales and marketing efforts and target companies in selected industry sectors in response to the evolving industry trend. We expect our selling expenses to increase in the near term as we increase our sales efforts, hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of building a leading global brand. However, assuming our net revenues increase at the rate we expect, over time we anticipate that our selling expenses will decrease as a percentage of our net revenues.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, exchange gain or loss, insurance fees and provisions for bad debt and inventory write-off. Since the second quarter of 2006, our general and administrative expenses have included share-based compensation expenses for options and restricted shares granted to our general and administrative personnel, directors and consultants. We expect our general and administrative expense to increase as we hire additional personnel, upgrade our information technology infrastructure and incur expenses necessary to fund the anticipated growth of our business. We also expect general and administrative expenses to increase to support our operations as a public company, including compliance-related costs. However, assuming our net revenues increase at our anticipated rate, we expect our general and administrative expenses will increase for a short period of time as a percentage of our net revenue immediately after we became publicly listed in November 2006, while, over time we anticipate that our general and administrative expenses will decrease as a percentage of our net revenues.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and silicon reclamation program. Since the second quarter of 2006, our research and development activities have included share-based compensation expenses for options and restricted shares granted to our research and development employees. We expense our research and development costs as incurred. To date, our research and development expenses have been minor. A significant portion of our research and development activities have been in connection with our implementation of solar power development projects, primarily in conjunction with government organizations, to provide solar power generation in rural areas of China. We have recorded the expenditures in connection with these solar power development projects in our cost of revenues.

After becoming a public company, we have devoted and expect to devote more efforts to research and development and expect that our research and development expenses will increase in the near future as we hire additional research and development personnel, expand and promote innovation in our specialty solar modules and products portfolio, devote more resources towards using new technologies and materials in our silicon reclamation program as well as expanding into solar cell manufacturing.

Share-based Compensation Expenses

We adopted our 2006 share incentive plan effective March 2006 and have granted a total of 1,370,488 options to purchase our common shares and 566,190 restricted shares as of December 31, 2006. For a description of the options and restricted shares granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2006 Share Incentive Plan.” Under Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payment,” (“SFAS123R”), we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

As required by SFAS 123R, we have made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share option and restricted share compensation charges may change based on changes to our actual forfeitures. In addition, a portion of the options were granted with exercise prices that were dependent upon the price of our initial public offering. Such exercise prices are now fixed, either at $15.0, the price of our initial public offering in November 2006, or at 80% of $15.0. We measured the fair value of these option awards on the date of our initial public offering when the exercise prices became known.

For the year ended December 31, 2006, we recorded share-based compensation expenses of approximately $6,144,879. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of grantees to whom we granted the options or restricted shares. The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2004	2005	2006
	(In thousands of US$, except for percentages)

Share-based compensation expenses included in:
Cost of revenues	—	—	169	2.8%
Selling expenses	—	—	1,945	31.7
General and administrative expenses	—	—	3,942	64.15
Research and development expenses	—	—	89	1.4

Total share-based compensation expenses	—	—	6,145	100.0%

We expect to incur additional share-based compensation as we expand our operations. For example, we anticipate that research and development expenses will increase as we hire additional research and development personnel to further enhance our technology platform and meet the expected growth of our operations.

Interest Expenses

Interest expenses consist primarily of interest expenses with respect to our short-term loans and the accrued interest and non-cash charges on the convertible notes that we issued to HSBC HAV2 (III) Limited, or HSBC, and JAFCO Asia Technology Fund II, or JAFCO, which reference includes any affiliate to which it transferred shares issued upon conversion of the notes. HSBC and JAFCO were entitled to receive cash interest at 2% per annum. If the notes matured without being converted, HSBC and JAFCO would be entitled to receive a premium at redemption equal to 10% per annum on the principal amount of the notes from their issue date to redemption. Discounts against the debt portion of the convertible notes were amortized over the maturity of the convertible notes using the straight-line method, which is not materially different from the effective interest rate method. We accrued non-cash charges in connection with the premium at redemption equal to 10% per annum on the principal amount of the notes from their issue date to redemption assuming the convertible notes had matured without being converted and amortization of discounts against the debt portion. Our non-cash charges of $134,666 and $706,320 in 2005 and 2006, respectively, consisted primarily of the amortization of discount on debt and the charges we incurred in connection with this premium. All of our outstanding convertible notes were converted into 5,542,005 common shares on July 1, 2006.

Loss on Change in Fair Value of Derivatives

Loss on change in fair value of derivatives is associated with the convertible notes that we issued to HSBC and JAFCO. Prior to March 2006, at any time after the occurrence of a predefined event of default upon written demand from the note holders, the note holders were entitled to receive a premium of the higher of 12% per annum internal rate of return to the note holders or a market value-based return assuming full conversion of all convertible notes. Since the market value-based return created a net settlement provision, we were required to bifurcate the compound embedded derivatives and record them as derivatives or derivative financial instruments, which are stated at fair value on the issuance date and each financial reporting period thereafter. Changes in fair value of the compound embedded derivatives were recorded in profits and losses as non-cash charges. The fair value of the convertible notes, excluding the compound embedded derivative liabilities, were determined with reference to a valuation conducted by American Appraisal. These non-cash charges amounted to $316,000 and $6,997,000 million in 2005 and 2006, respectively. In March 2006, this feature was eliminated such that an event of default entitles the note holders to receive a premium of 18% per annum internal rate of return to the note holders, effectively removing the net settlement provision. As a result, since March 2006, we no longer incurred this charge.

Loss on Financial Instruments Related to Convertible Notes

In addition to the compound embedded derivatives which arose as part of the issuance of our convertible notes, our convertible notes also included freestanding financial instrument liabilities associated with the obligation to issue the second tranche of convertible notes to the investors and the investors’ option to subscribe for a third tranche of convertible notes. These financial instruments do not meet the definition of derivative instruments under U.S. GAAP. However, the investors’ option to subscribe to the third tranche of convertible notes represents our written option which was required to be marked to market on the date of issuance and each financial reporting period thereafter. The changes in the fair value of the marked to market financial instrument was reported in profits and losses as a non-cash charge. These non-cash charges amounted to $263,089 in 2005 and $1,189,500 in 2006, all of which was incurred during the first quarter of 2006. We issued the second tranche convertible notes together with the convertible notes pursuant to the investors’ option in March 2006. As a result, since March 2006, we no longer incurred this charge.

Income Tax Expense

We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.

We are incorporated in Canada and are subject to Canadian federal and provincial corporate income taxes. As a Canadian controlled private corporation, we enjoyed preferential tax rates for active business income carried on in Canada up to an annual limit. Since the listing of our common shares on the Nasdaq, we are no longer eligible for these preferential tax rates.

Under current PRC laws and regulations, an FIE in China is typically subject to EIT, at the rate of 30% on taxable income, and local income tax at the rate of 3% on taxable income. The PRC government has provided various incentives to FIEs, such as each of our PRC subsidiaries, to encourage the development of foreign investments. Such incentives include reduced tax rates and other measures. FIEs that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation of more than ten years, are eligible for: (i) a two-year exemption from EIT from their first profitable year; and (ii) a reduced EIT of 50% for the succeeding three years. CSI Solartronics is entitled to a preferential EIT rate of 24%, as it is a manufacturing enterprise located in a coastal economic development zone in Changshu. CSI Solartronic’s first profitable year was 2002 and it is currently paying an EIT rate of 12% until the end of 2006. CSI Solartronics, as an advanced technology company, is currently applying for a 50% EIT holiday extended for a 3-year period, to which advanced technology companies are generally entitled. If this application is approved, CSI Solartronics will be entitled to enjoy a 50% EIT holiday until 2009. CSI Solar Manufacturing is entitled to a preferential EIT rate of 15%. CSI Solar Manufacturing’s first profitable year was 2005 and it is exempt from EIT until 2006. Starting from 2007, CSI Solar Manufacturing is entitled to a preferential EIT of 7.5% until the end of 2009. CSI Solar Technologies, CSI Luoyang, CSI Cells and CSI Advanced have not yet made a profit and have therefore not applied for preferential tax treatment. If these subsidiaries become profitable, they will apply for preferential tax rates and tax holidays. However, with the effectiveness of the new Enterprise Income Tax Law on January 1, 2008, a foreign invested enterprise currently enjoying a lower tax rate will be subject to gradual increases to the uniform standard rate of 25% over a five-year transition period. Foreign invested enterprises currently enjoying preferential treatment in the form of enterprise income tax reduction or exemption may continue to enjoy such treatment until the end of the preferential treatment period. For enterprises which have yet to enjoy preferential treatment due to lack of profitability, commencement of the preferential treatment period will coincide with the year the new EIT law comes into effect, i.e. January 1, 2008. At the current stage, in the absence of the detailed implementation rules of the new EIT law, it is uncertain what the applicable tax rate during the 3-year 50% reduction period will be over the transition period.

As these tax benefits expire, the effective tax rate of our PRC subsidiaries may increase significantly.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue Recognition

We record sales of our solar module products when the products are delivered and title has passed to our customers. We only recognize revenues when prices to the seller are fixed or determinable and collection is reasonably assured. We also recognize revenues from reimbursements of shipping and handling costs of products sold to customers. Our sales contracts typically contain our customary product warranties but do not contain post-shipment obligations or any return or credit provisions. A majority of our contracts provide that products are shipped under the term of free on board, or FOB, Ex-works, or cost, insurance and freight, or CIF. Under FOB, we fulfill our obligation to make delivery when the goods have passed over the ship’s rail at the named port of shipment. From that point on, the customer has to bear all costs and risks of loss or damage to the goods. Under Ex-works, we fulfill our obligation to make delivery when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in transporting the goods from our premises to their desired destination. Under CIF, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail at the port of shipment. Sales are generally recorded when the risk of loss or damage is transferred from us to the customers.

We also generate revenues from our implementation of solar power development projects, consisting primarily of government related assistance packages for our demonstration, promotion and feasibility projects and studies. The revenue is recognized when the service is completed and accepted by the customers.

Warranty Cost

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Due to limited warranty claims to date, we accrue the estimated costs of warranties based primarily on an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1.0% of our net revenues as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity of our solar modules. As is typical in the industry, however, we have experienced some claims concerning other defects or workmanship. We will prospectively revise our actual rate to the extent that actual warranty costs differ from the estimates.

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, our suppliers are primarily suppliers of solar cells and silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers. However, we maintain a reserve for potential credit losses.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials, and where applicable, direct labor costs, tolling costs and any overhead that we incur in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

We outsource portions of our manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers.

For those outsourcing arrangements in which the title is not transferred, we maintain such inventory on our balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.

For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) transfer to the third-party manufacturer, we are constructively obligated, through raw materials sales contracts and processed inventory purchase contracts which have been entered into simultaneously with the third-party manufacturers, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in physical possession of the third-party manufacturer and cash is received, which is classified as advances from suppliers and customers on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayment for repurchase of the processed inventory are classified as advances to suppliers on the balance sheet. There is no right of offset for these arrangements and accordingly, advances from suppliers and customers and advances to suppliers remain on the balance sheet until the processed inventory is repurchased.

Fair value of derivative and freestanding financial instruments

Valuations for derivative and freestanding financial instruments are typically based on the following hierarchy: (i) prices quoted on an organized market, (ii) prices obtained from other external sources such as brokers or over-the-counter third parties and (iii) valuation models and other techniques usually applied by market participants. Because our convertible notes and common shares were not publicly traded, we had relied solely on valuation models in determining these values.

We used a binomial model to value the conversion option and early redemption put option. The binomial model requires the input of assumptions, some of which are subjectively determined, such as the fair values of the common shares and the underlying notes, life of the option, the risk free interest rate over the period of the option, a standard derivation of expected volatility, and expected dividend yields. We determined the fair value of the underlying common shares based on valuations by American Appraisal. For a more detailed discussion on the assumptions involved in determining the fair value of our common shares, see “— Overview of Financial Results — Share-based Compensation Expenses.”

In determining the fair value of the freestanding note option, we used the Black-Scholes option pricing model. The option-pricing model requires the input of assumptions, some of which are subjectively determined, such as the fair value of the underlying convertible note, the exercise price of the option, the life of the option, the risk free rate over the period of the option, and a standard derivation of expected volatility.

In determining the fair value of the freestanding forward instrument, we used the fair value of the convertible note less the subscription price and interest forgone by not exercising the forward, discounted for the expected time the forward would be outstanding.

Changes to any of the assumptions used in the valuation model could materially impact the valuation results. A more detailed discussion on fair value calculations is reflected in Note 2(r) and Note 9 to our consolidated financial statements included elsewhere in this annual report.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the fiscal years beginning after December 15, 2006, and has been applicable to us since the first quarter of fiscal 2007. The cumulative effect of implementation of FIN 48 is approximately a $0.6 million increase in the liability for unrecognized tax benefits, which we have accounted for as a decrease in the January 1, 2007 balance of retained earnings.

In June 2006, Emerging Issues Task Force (“EITF”) issued consensus on Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF No. 06-03”). We have been required to adopt the provisions of EITF No. 06-03 beginning in the first quarter of fiscal 2007. We do not expect the provisions of EITF No. 06-03 to have a material impact on our financial position, cash flows or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those fiscal years, with early adoption permitted. SFAS No. 157 will be applicable to us in the first quarter of fiscal 2007. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2004		2005		2006
	(In thousands of US$, except percentages)

Net revenues:
— Solar modules	$8,941	92.3%	$17,895	97.7%	$68,144	99.9%
— Others	744	7.7	429	2.3	68	— (1)

Total net revenues	9,685	100.0%	18,324	100.0%	68,212	100%
Cost of revenues
— Solar modules	5,894	60.9	10,885	59.4	55,804	81.8
— Others	571	5.9	326	1.8	68	— (1)

Total cost of revenues	6,465	66.8	11,211	61.2	55,872	81.9

Gross profit	3,220	33.2	7,113	38.8	12,340	18.1
Operating expenses
— Selling expenses	269	2.8	158	0.9	2,909	4.3
— General and administrative expenses	1,069	11.0	1,708	9.3	7,923	11.6
— Research and development expenses(2)	41	0.4	16	0.1	398	0.6

Total operating expenses	1,379	14.2	1,882	10.3	11,230	16.5

Income from operations	1,840	19.0	5,231	28.5	1,110	1.6
Interest expenses	—	—	(239)	(1.3)	(2,194)	(3.2)
Interest income	11	0.1	21	0.1	363	0.5%
Loss on change in fair value of derivatives related to convertible notes	—	—	(316)	(1.7)	(6,997)	(10.3)
Loss on financial instruments relating to convertible bonds	—	—	(263)	(1.4)	(1,190)	(1.7)
Other gain/(loss) — net	(31)	(0.4)	(25)	(0.1)	(90)	(0.1)

Income before taxes	1,820	18.7	4,409	24.1	(8,998)	(13.2)
Income tax expense	(363)	(3.7)	(605)	(3.3)	(432)	(0.6)

Minority interests	—	—	—	—	—	—
Income/(loss) before extraordinary gain	1,457	15.0	3,804	20.8	(9,430)	(13.8)

Extraordinary gain	—	—	—	—	—	—
Net income/(loss)	$1,457	15.0%	$3,804	20.8%	$(9,430)	(13.8)

(1)	Less than 0.1.

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues. See “Item 4. Information on the Company — B. Business Overview — Solar Power Development Projects.”

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues.  Our total net revenues increased by more than three times from $18.3 million in 2005 to $68.2 million in 2006. The significant increase was primarily due to a sizable increase in net revenues generated from the sale of solar module products from $17.9 million in 2005 to $59.8 million in 2006. Included in our total net revenue for 2006 was $8.3 million generated from silicon material sales. The volume of our solar module products sold increased from 4.1 MW in 2005 to 14.9 MW in 2006. Among our solar module product categories, the major increase was driven primarily by the sales of our standard solar modules. Net revenues from the sale of standard solar modules increased from $13.7 million in 2005 to $57.6 million in 2006 with an increase in volume from 3.4 MW in 2005 to 14.5 MW in 2006.

The significant increase in the overall volume of our products sold was driven primarily by a significant increase in market demand for our standard solar modules, in particular in Germany and elsewhere in Europe. The average selling price of our standard solar modules rose from $3.62 per watt in 2005 to $3.97 per watt in 2006. The average selling price of our specialty solar modules and products remained stable at $5.27 per watt in 2005 and 2006.

Cost of Revenues.  Our cost of revenues increased significantly from $11.2 million in 2005 to $55.9 million in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on silicon feedstock and solar cells. This was caused by a significant increase in the quantity of solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar cells due to the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, however, cost of revenues showed a substantial increase from 61.2% in 2005 to 81.9% in 2006 primarily because we did not achieve as much cost savings advantage as we had achieved mostly through our silicon reclamation program in 2005 due to a global silicon supply shortage and increased competition for reclaimable silicon mateials.

Gross Profit.  As a result of the foregoing, our gross profit increased by 42% from $7.1 million in 2005 to $12.3 million in 2006. Our overall gross margin in percentage decreased from 38.8% in 2005 to 18.1% in 2006.

Operating Expenses.  Our overall operating expenses increased by $9.3 million, from $1.9 million in 2005 to $11.2 million in 2006. Of this amount, $5.98 million related to share-based compensation expense recorded in 2006 whereas we had no share-based compensation expense for 2005. The remaining $3.32 million increase related to increase in personnel cost and fees for professional services. As a percentage of our total net revenue, operating expenses increased by 6.2%, from 10.3% in 2005 to 16.5% in 2006. Share-based compensation expense accounted for 8.8% of this increase, indicating that our remaining operating expenses effectively decreased as a percentage of total revenues mainly due to a much higher level of sales as compared to 2005, achievement of increases in economies of scale and controlled spending.

Selling Expenses.  Our selling expenses increased by $2.75 million from $157,763 in 2005 to $2.9 million in 2006. The increase in our selling expenses in 2006 was primarily due to share-based compensation expenses of $1.9 million incurred for our sales and marketing personnel, as a result of our tying a portion of sales commissions related to product sales by granting either options to purchase our common shares or by granting restricted shares.

General and Administrative Expenses.  Our general and administrative expenses increased from $1.7 million in 2005 to $7.9 million in 2006, of which $3.9 million related to share-based compensation expenses for our general and administrative personnel as we achieved greater economies of scale in 2006.

Research and Development Expenses.  We have increased the level of our research and development activities in 2006 in connection with the expansion of our operations. Our research and development expenses increased from $16,381 in 2005 to $397,859 in 2006. In addition we incurred $88,764 in share-based compensation charge for our research and development personnel.

Interest Expenses.  We incurred interest expenses of approximately $2.2 million in 2006, compared to $239,225 in 2005. The increase in our interest expenses in 2006 were primarily attributable to interest expense accrued in connection with the convertible notes that we issued to HSBC and JAFCO in November 2005 and March 2006, all of which were converted into our common shares in July 2006 and, to a lesser extent, to interest on short-term borrowings.

Loss on Change in Fair Value of Derivatives Related to Convertible Notes. We recorded a charge of $316,000 in 2005 compared to $7.0 million in 2006. The loss on change in fair value of derivatives related to convertible notes, the non-cash interest charge mentioned above and the loss on financial instruments related to Convertible Notes mentioned below were one-time charges incurred in connection with an increase in the option value of the convertible notes that we issued to HSBC and JAFCO in November 2005. These notes were converted into common shares in early July 2006.

Loss on Financial Instruments Related to Convertible Notes.  We recorded a non-cash charge of $1.19 million in 2006, compared to $263,089 in 2005.

Income Tax Expense.  Our income tax expense was $605,402 in 2005, as compared to $431,994 in 2006.

Net Income.  As a result of the cumulative effect of the above factors, we recorded a net loss of $9.4 million in 2006, compared to $3.8 million of net income in 2005. The difference of $13.2 million was due to share-based compensation expenses of $6.1 million and non-cash charges related to the convertible notes of $8.9 million, offset by $1.8 million income from operations in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues.  Our total net revenues increased significantly from $9.7 million in 2004 to $18.3 million in 2005. The increase was due primarily to a significant increase in net revenues generated from the sale of solar module products from $8.9 million in 2004 to $17.9 million in 2005. This was offset in part by a decrease in other net revenues generated from our implementation of solar power development projects from $743,601 in 2004 to $428,417 in 2005. The volume of our solar module products sold increased from 2.2 MW in 2004 to 4.1 MW in 2005. Among our solar module product categories, the increase was driven primarily by sales of our standard solar modules. Net revenues from the sale of standard solar modules increased from $6.5 million in 2004 to $13.7 million in 2005 with an increase in volume from 1.8 MW in 2004 to 3.4 MW in 2005. Net revenues from the sale of specialty solar modules and products increased to a lesser extent from $2.3 million in 2004 to $3.7 million in 2005 with an increase in volume from 0.4 MW to 0.7 MW in 2005.

The significant increase in the volume of our products sold was driven primarily by a significant increase in market demand for our standard solar modules, in particular in Germany and elsewhere in Europe. The average selling price of our standard solar modules rose from $3.62 per watt in 2004 to $3.92 per watt in 2005. The average selling price of our specialty solar modules and products decreased from $5.23 per watt in 2004 to $5.13 per watt in 2005. The decrease was primarily due to a change in our product mix from 2004 to 2005 as the orders on one of our specialty solar modules and products from 2004 ended in mid-2005. In addition, a larger percentage of the specialty solar modules and products that we sold in 2005 consisted of smaller-sized modules sold to Chinese domestic customers that were less complex and commanded a lower average selling price per watt. The prices that we charge for specialty solar modules and products are not directly comparable from period to period, nor between different products. See “— Product Mix and Pricing.”

Cost of Revenues.  Our cost of revenues increased significantly from $6.5 million in 2004 to $11.2 million in 2005. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on silicon feedstock and solar cells. This was caused by a significant increase in the quantity of solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar cells due to the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, however, cost of revenues decreased from 66.8% in 2004 to 61.2% in 2005 primarily because of the cost savings we achieved largely through our silicon reclamation program in 2005, which allowed us to purchase more lower-cost reclaimable silicon for use in our toll manufacturing arrangements with ingot, wafer and cell suppliers. The decrease was also due in part to the economies of scale achieved through an increase in our production volume.

Gross Profit.  As a result of the foregoing, our gross profit increased significantly from $3.2 million in 2004 to $7.1 million in 2005. Our gross margin increased from 33.2% in 2004 to 38.8% in 2005.

Operating Expenses.  Our operating expenses increased by 36.5% from $1.4 million in 2004 to $1.9 million in 2005. Operating expenses as a percentage of our total net revenue decreased from 14.2% in 2004 to 10.3% in 2005. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses, offset by decreases in our selling expenses and research and development expenses.

Selling Expenses.  Our selling expenses decreased by 41.4% from $268,994 in 2004 to $157,763 in 2005. Selling expenses as a percentage of our total net revenues, decreased from 2.8% in 2004 to 0.9% in 2005. The decrease in our selling expenses was due primarily to a significant decrease in sales commissions. In 2005 we negotiated a reduction of our cash sales commissions with our sales and marketing personnel. We intend to prospectively tie a portion of sales commissions related to future product sales by granting either options to purchase our common shares or by granting restricted shares. The decrease was offset in part by an increase in salaries and benefits as we hired additional sales personnel to handle our increased sales volume.

General and Administrative Expenses.  Our general and administrative expenses increased by 59.7% from $1.1 million in 2004 to $1.7 million in 2005. The increase in our general and administrative expenses was due primarily to increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with the growth of our business. The increase was also due to foreign exchange losses as a result of the fluctuations of the Euro, which was the currency that most of our sales contracts were denominated in prior to mid-2005, against the U.S. dollar. However, general and administrative expenses as a percentage of our total net revenues decreased from 11.0% in 2004 to 9.3% in 2005, primarily as a result of the greater economies of scale we achieved in 2005.

Research and Development Expenses.  Our research and development expenses decreased by 59.7%from $40,623 in 2004 to $16,381 in 2005.

Interest Expenses.  We incurred interest expenses of approximately $239,225 in 2005 compared to none in 2004. Our interest expenses in 2005 were primarily attributable to the non-cash charges that we accrued in connection with the convertible notes that we issued to HSBC and JAFCO in November 2005 and, to a lesser extent, to interest on short-term borrowings.

Loss on Change in Fair Value of Derivatives Related to Convertible Notes.  We recorded a charge of $316,000 in 2005 compared to none in 2004. The loss on change in fair value of derivatives related to convertible notes was recorded in connection with an increase in the option value of the convertible notes that we issued to HSBC and JAFCO in November 2005.

Loss on Financial Instruments Related to Convertible Notes.  We recorded a non-cash charge of $263,089 in 2005 compared to none in 2004.

Income Tax Expense.  Our income tax expense increased by 66.8% from $362,882 in 2004 to $605,402 in 2005, primarily because of increased profitability, offset by the tax benefit from an increase in accrued warranty costs, which were recorded as deferred tax assets under U.S. GAAP.

Net Income.  As a result of the cumulative effect of the above factors, net income increased significantly from $1.5 million in 2004 to $3.8 million in 2005. Our net margin increased from 15.0% in 2004 to 20.8% in 2005.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations, short-term borrowings, convertible note issuances, as well as equity contributions by our shareholders. As of December 31, 2006, we had $40.9 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are outstanding and placed with banks and other financial institutions. As of December 31, 2006, we did not have any convertible notes outstanding. All of our convertible notes previously issued were converted into our common shares in July 2006. See “Item 7. Major Shareholders and Related Party Transactions — Issuance, Sale and Conversion of Convertible Notes.”

We have significant working capital commitments because our suppliers of solar wafers, cells and silicon raw materials require us to make prepayments in advance of their shipment. Our suppliers typically require us to make prepayments in cash of 20% to 30% of the purchase price and require us to pay the balance of the purchase price by letters of credit or additional cash payments prior to delivery. In a long term supply contract, customary with the current industry practice, we agreed to make large amounts of prepayments in cash to our supplier in advance of the planned delivery with the prepayments being proportionally off-set at deliveries from the supplier during the contract term. Due to the industry-wide shortage of high-purity silicon, working capital and access to financings to allow for the purchase of silicon feedstock are critical to growing our business. Advances to suppliers increased significantly from $4.7 million as of December 31, 2005 to $13.5 million as of December 31, 2006. While we also require some of our customers to make prepayments, there is typically a lag between the time of our prepayment for solar cells and silicon raw materials and the time that our customers make prepayments to us.

We expect that accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments in cash of 20% to 30% of the purchase price from some of our customers, and require many of them to pay the balance of the purchase price by letters of credit prior to delivery. These prepayments are recorded as our current liabilities under advances from suppliers and customers, and amounted to $273,231 as of December 31, 2004, $2.8 million as of December 31, 2005 and $3.2 million as of December 31, 2006. Until the letters of credit are drawn in accordance with their terms, the balance purchase price is recorded as accounts receivable. As the market demand changes and we continue to diversify our geographical markets, we have increased and may continue to increase credit term sales to our creditworthy customers after careful review of the customers’ credit standings. Inventories have also increased significantly due to our toll manufacturing arrangements and the rapid growth of our operation and business. We do not record the silicon feedstock and other silicon raw materials that we source and provide to toll manufacturers in our net revenues. We account for the silicon feedstock as consigned inventory and for payments received from our toll manufacturers as advances from suppliers and customers. Because of the prepayment and the letters of credit payment requirements that we impose on our customers, our allowance for doubtful accounts has not been significant in prior years. Allowance for doubtful accounts was nil for 2006. While we plan to increase credit term sales in 2007 to selected creditworthy customers, we cannot assure you that the allowance for doubtful accounts will remain at zero in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005	2006
	(In thousands of US$)

Net cash provided by (used in) operating activities	$1,752	$440	$(4,670)	$(46,276)
Net cash used in investing activities	(441)	(252)	(646)	(7,770)
Net cash provided by financing activities	—	—	9,330	88,307
Net increase (decrease) in cash and cash equivalents	1,283	180	4,221	34,631
Cash and cash equivalents at the beginning of the year	596	1,879	2,059	6,280
Cash and cash equivalents at the end of the year	$1,879	$2,059	$6,280	$40,911

Operating Activities

Net cash used in operating activities increased from $4.7 million in 2005 to $46.3 million in 2006, primarily due to our solar cell and silicon materials purchase advance payments as well as the rapid growth of our solar module operation and business. The increase in cash outflow in 2006 mainly resulted from a significant increase in the level of our inventories (particularly silicon feedstock) due to the increase in our toll manufacturing arrangements in 2006 and advances to suppliers and accounts receivable at the end of 2006 compared to the end of 2005. Net cash used in operating activities in 2005 was $4.7 million, compared to net cash provided by operating activities in 2004 of $439,550. The change from cash inflow to cash outflow in 2005 was mainly a result of a significant increase in the level of our inventories, in particular silicon feedstock, due to the increase in our toll manufacturing arrangements in 2005, advances to suppliers and accounts receivable at the end of 2005 compared to the end of 2004. This was partially offset by a higher net income in 2005 and a significant increase in accounts payable as at the end of 2005 compared to the end of 2004.

Investing Activities

Net cash used in investing activities increased from $645,997 in 2005 to $7.7 million in 2006, primarily due to the construction and installation of our new solar cell manufacturing facility. Net cash used in investing activities increased from $252,249 in 2004 to $645,997 in 2005, primarily as a result of an increase in our purchase of property, plant and equipment for our silicon reclamation program, as well as the expansion of our assembly lines for the production of solar module products.

Financing Activities

Net cash provided by financing activities increased from $9.3 million in 2005 to $88.3 million in 2006, primarily as a result of the proceeds from our initial public offering in November 2006. Net cash provided by financing activities amounted to $9.3 million in 2005, representing the net proceeds received from a $1.3 million short-term borrowing and a $8.1 million convertible note issuance. We did not raise any funds through financing activities in 2004.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and planned commercial bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $253,570, $560,793 and $7.1 million in 2004, 2005 and 2006, respectively. In the past, our capital expenditures were used primarily to purchase equipment for our silicon reclamation program and for the expansion of our assembly lines for the production of solar modules. Our capital expenditures in 2006 have been used primarily to purchase manufacturing equipment for the expansion of our solar module assembly lines and for the establishment of a solar cell plant.

Restricted Net Assets

Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves which include a general reserve and a staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by our board of directors. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $851,516, $4.6 million and $51.6 million as of December 31, 2004, 2005, and 2006, respectively.

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2006, we had 14 research and product development employees. We currently have approximately 34 technical and engineering employees. Our research and development efforts have focused on the following areas: (a) silicon reclamation and technologies which allow manufacturing of solar cells using low-cost silicon feedstock; (b) improving the conversion efficiency of solar cells; (c) improving manufacturing yield and reliability of solar modules and reducing manufacturing costs; and (d) designing and developing new and efficient specialty solar modules and products to meet customer requirements. Our research and development team works closely with our manufacturing team, our suppliers, our partners and our customers.

Our senior management, led by Dr. Qu, our founder, chairman and chief executive officer, Mr. Genmao Chen, our director of research and development, Dr. Lingjun Zhang, our general manager of CSI Cells, and Mr. Chengbai Zhou, our principal technical fellow for solar modules, all have extensive experience in the solar power industry. We have also established collaborative research and development relationships with a number of universities and research institutes, including the University of Toronto in Canada and Tsinghua University in China.

Going forward, we will focus on the following research and development initiatives, which, among other projects, we believe will contribute to our competitiveness:

Silicon materials and reclamation technologies.  We will seek to improve our technologies and know-how to increase the efficiency of our silicon reclamation program, including increasing the yields on our recovery of scrap silicon. We are developing new technologies and designing equipment for refining certain scrap silicon materials and expanding on the type of materials that can be utilized to manufacture solar cells. We are also developing technologies which allow us to use partial or 100% of low-cost silicon feedstock for manufacturing of solar cells.

Solar module manufacturing technologies.  We intend to focus on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield and efficiency. We are also studying light transmission and reflection technologies inside the solar module to find ways to increase the light absorption of solar cells for the purpose of improving power output.

Product development of specialty solar modules and products.  We will seek to improve our product development capabilities for specialty solar modules and products to position ourselves for the expected growth in this area of the solar power market. For example, we are collaborating with a research institute in China to develop a concentrator module technology and a glass curtain wall company based in China to develop a building-integrated photovoltaic, or BIPV, technology. We expect our first BIPV project will be installed in the City of Luoyang, China by the end of the second quarter of 2007.

Solar cell manufacturing.  As we expand into solar cell manufacturing, we have invested both manpower and equipment in the development of process technologies to increase the conversion efficiencies of our solar cells.

D.	Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payment Due by Period
		Less than					More than
	Total	1 Year	1-3 Years		3-5 Years		5 Years
	(In thousands of US$)

Short-term debt obligations	$3,311	$3,311	$		$		$
Interest related to short-term debt(1)	32	32		—		—	—
Operating lease obligations	318	222		96		—	—
Purchase obligations(2)	19,900	12,400		3,750		3,750	—
Other long-term liabilities reflected on the company’s balance sheet	875	—		—		—	875

Total	$24,436	$15,965		$3,846		$3,750	$875

(1)	Interest is derived using 6.3% interest per annum.

(2)	Include commitments to purchase production equipment in the amount of $9.7 million and commitments to purchase solar cells and silicon raw materials in the amount of $10.2 million.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2006.

From time to time in 2006, we entered into loan agreements with commercial banks in China for working capital purposes. As of December 31, 2006 and March 31, 2007, we had $3.3 million and $1.3 million outstanding under these loan agreements.

In addition, in August 2004, we entered into a revolving facility loan agreement in the amount of C$500,000 with the Royal Bank of Canada for working capital purposes. This loan facility was guaranteed by our chairman and chief executive officer, Dr. Shawn Qu. As of December 31, 2006, we did not have any outstanding obligation. The credit facility was cancelled in May 2007.

In January 2007, we entered into a long-term supply contract and agreed to purchase solar cells of up to €180 million over twelve years. Consistent with the industry practice, we agreed to make advance payments in several installments beginning in January 2007.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties.

Known and unknown risks, uncertainties and other factors, may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report on Form 20-F may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement.

In some cases, the forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar power;

•	our beliefs regarding the future shortage or availability of the supply of high-purity silicon;

•	our beliefs regarding the acceleration of adoption of solar power technologies;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from our supply chain management;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

This annual report on Form 20-F also contains data related to the solar power market in several countries. These market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/ Title

Shawn (Xiaohua) Qu	43	Chairman, President and Chief Executive Officer
Bing Zhu	42	Director, Chief Financial Officer
Arthur Chien	46	Independent Director
Robert McDermott	65	Independent Director
Lars-Eric Johansson	60	Independent Director
Gregory Spanoudakis	50	Vice President — European Sales
Robert Patterson	60	Vice President — Corporate and Product Development, General Manager — Canadian Operations
Brian Lu	42	General Manager — Sales and Support
Bencheng Li	66	Vice President — China domestic business development
Lingjun Zhang	41	General Manager, CSI Cells
Chengbai Zhou	60	Principal Technical Fellow
Xiaohu Wang	51	Vice President — China Supply Chain Management
Shanglin Shi	53	Deputy General Manager, China Operation
Genmao Chen	45	Director of Research and Development

Directors

Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Prior to joining us, Dr. Qu worked at ATS from 1998 to 2001, where he performed various responsibilities at ATS and at its subsidiaries in the solar power business, Matrix and Photowatt International S.A. including acting as product engineer, director for silicon procurement, director for solar product strategic planning and business development and technical vice president (Asia Pacific) of Photowatt International S.A. From 1996 to 1998, Dr. Qu was a research scientist at Ontario Power Generation Corp. (formerly Ontario Hydro), where he worked as a process leader in the development of Spheral Solartm technology, a next-generation solar technology. Prior to joining Ontario Hydro, Dr. Qu was a post-doctorate research fellow at the University of Toronto focusing on semiconductor optical devices and solar cells. He has published research articles in academic journals such as IEEE Quantum Electronics, Applied Physics Letter and Physical Review. Dr. Qu received a Ph.D. degree in material science from the University of Toronto in 1995, an M.Sc. degree in physics from University of Manitoba in 1990 and a B.Sc. in applied physics from Tsinghua University (Beijing, China) in 1986.

Mr. Bing Zhu was appointed our chief financial officer in May 2006. Before that, he was our financial controller and acting chief financial officer since March 2005. Prior to joining us, Mr. Zhu was a commercial banking relationship account manager at Royal Bank of Canada. From May 1996 to June 2000, Mr. Zhu worked as the Shanghai chief representative of Raytheon Corporation and was in charge of market development for its commercial electronics, engineering & construction and commercial aircraft divisions in China. From 1993 to 1996, he was a corporate banking account manager for Banque Indosuez. His customers included the China operations of European- and North American- based multi-national companies as well as B- and H- share Chinese public companies. From 1986 to 1992, Mr. Zhu was an accountant and then a finance manager in a Chinese state-owned enterprise in Hangzhou, China. Mr. Zhu received his bachelor’s degree in business management in 1986 from Zhejiang University of Technology in China, and his MBA degree in 1993 from China Europe International Business School (previously known as China-Europe Management Institute).

Mr. Arthur Chien has served as an independent director of our company since December 2005. Mr. Chien currently is the managing director of Beijing Yinke Investment Consulting Co. Ltd., which provides financial consulting services and has its own investment projects as well. Previously, Mr. Chien was the chief financial officer of China Grand Enterprises Inc. for almost 5 years. That company is a diversified investment holding company based in Beijing, China. Mr. Chien has also worked in the finance, investment and management positions in several companies in China, Canada and Belgium including his appointment in 1995 as the assistant financial controller of the steel cord division of Bekaert Group in Belgium. In 1996, Mr. Chien took the position of chief financial officer of Bekaert China, which operated five joint ventures in China. Mr. Chien graduated from the University of Science and Technology of China with a bachelor of science degree in 1982. He also obtained a master’s degree in economics from the University of Western Ontario, London, Ontario, Canada in 1989.

Mr. Robert McDermott has served as an independent director of our company since August 2006. Mr. McDermott is a partner with McMillan Binch Mendelsohn LLP, a business and commercial law firm based in Canada. He joined the firm in 1971 and practices business law with an emphasis on mergers and acquisitions, corporate governance, mining, securities and corporate finance, involving both Canadian and cross-border transactions. Mr. McDermott advises boards and special committees of public companies in Canada on corporate governance matters as well. From 1997 to 2001, he was a director and senior officer and a member of the audit committee of Boliden Limited, a mining company listed on the Toronto and Stockholm stock exchanges. Recent engagements involve serving as an advisor to the special committees of public companies in Canada involving an acquisition, reorganization forming a REIT and corporate governance matters. Mr. McDermott is a member of the Canadian Bar Association, Canada Tax Foundation, International Bar Association and Rocky Mountain Mineral Law Institute. He has been admitted to the Ontario Bar in Canada since 1968. Mr. McDermott received his juris doctor degree from the University of Toronto and a bachelor’s of arts degree from the University of Western Ontario.

Mr. Lars-Eric Johansson has served as an independent director of our company since August 2006. Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. He is currently a chief executive officer of Ivanhoe Nicked & Platinum Ltd., a U.K. private mining company. Since May 2004, he has been an executive vice president and the chief financial officer of Kinross Gold Corporation, a Toronto Stock Exchange-listed gold mining company. During the period between June 2002 and November 2003, Mr. Johansson was an executive vice president and chief financial officer of Noranda Inc. Until May 2004, Mr. Johansson served as a special advisor at Noranda Inc. From 1989 to May 2002, he was the chief financial officer of Falconbridge Limited, a mining and metals company in Canada dually listed on the New York Stock Exchange and the Toronto Stock Exchange, and the surviving company in its merger with Noranda Inc. in 2005. Mr. Johansson is a lead director and the chairperson of the audit committee and corporate governance committee of Aber Diamond Corporation, a precious stones mining company dually listed on the Nasdaq and the Toronto Stock Exchange. He has also chaired the audit committee of Golden Star Resources Ltd., a gold and silver mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, since July 2006. He is also a director of Novicor Inc., a company listed on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.

Executive Officers

Mr. Gregory Spanoudakis has served as our vice president — European sales since 2006, prior to which he had been our vice president — international sales and marketing since January 2002. Mr. Spanoudakis has been involved in the semiconductor and solar power industries for the past 18 years, the last 6 years of which have been in the solar power industry. He was a senior executive with Future Electronics, one of the world’s largest distributors of semiconductor components, where he headed the international division and the export development program from November 1988 to May 1999. Mr. Spanoudakis attended The University of Essex, in Colchester, England and the Sir George William University (now Concordia University) in Montreal, Canada graduating with a bachelor’s degree in business in 1981. In 1987, he received his MBA degree with a focus on international business development from Concordia University in Montreal, Canada.

Mr. Robert Patterson has served as our vice president of corporate and product development since January 2006. Previously, Mr. Patterson served as our general manager — Canada since 2002. Mr. Patterson managed the Solar Bi-Lateral project: Solar Electrification for Western China with the Canadian International Development Agency from May 2002 to June 2005. Before joining us, from 1999, Mr. Patterson was the vice president of business development and the manager of the Alberta branch of Soltek Solar, now Carmanah Technologies, Canada’s largest solar energy company. From 1992 to 1999, Mr. Patterson was a senior vice president at several start-up communication companies including Westronic Inc., Network Innovations and TD Communications and also managed his own consulting company, S & B Consulting Services, specializing in marketing and business development for high tech companies. From 1980 to 1988, Mr. Patterson held managerial positions at Nortel Networks for materials management, product development and marketing and business development. Mr. Patterson is a certified professional engineer in Alberta, Canada. In Canada, he received his MBA degree from The University of Western Ontario (Ivey) in London, Ontario in 1973, and his bachelor’s degree in chemical engineering from Queen’s University in Kingston, Ontario in 1970.

Mr. Brian Lu has served as our general manager — sales and support since December 2006, prior to which he had been our general manager — China operations since December 2004. Prior to joining us, Mr. Lu worked at McKinsey & Company as a senior specialist in its operation strategy and effectiveness department from January 2003 to December 2004. Prior to that, Mr. Lu worked as the regional production control and logistics manager and lean manufacturing manager for Delphi Packard Electric Systems in Asia from 1997 to 2002. Prior to that, Mr. Lu worked at Lucent Technologies as a quality manager in its China Business Unit. Mr. Lu is also a Six Sigma Black Belt. Mr. Lu received his MBA degree from the Business School of Tsinghua University, China in 2001. He also received his M.S. degree in 1989 and B.S. degree in mechanical engineering in 1986 from Tsinghua University, China.

Mr. Bencheng Li has served as our vice president — China domestic business development since December 2006, prior to which he had been the general manager of CSI Luoyang. He joined us in June 2003. Mr. Li was the chairman of Luoyang Single Crystalline Silicon Ltd. from 1996 to 2000, and the chairman of Sino-American MCL Electronic Materials Ltd. from 1995 to 2000. From July 1998 to April 2003, Mr. Li was the general manager of China Shijia Semiconductor Materials Corporation, a semiconductor and solar silicon materials manufacturing company in China. In July 1967, Mr. Li received his bachelor’s degree in radiochemistry from Tsing Hua University in Beijing, China.

Dr. Lingjun Zhang has served as General Manager, CSI Cells, since December 2006, prior to which he had been the technical director of CSI Solar Technologies since January 2005 and the operations and vice general manager of CSI Solartronics from June 2003. From 1999 to 2003, Dr. Zhang was the operations manager of Shanghai Siliconix Electronics Co., a subsidiary of Vishay, one of the biggest passive components suppliers in the world. Dr. Zhang served as the production manager of Shanghai Temic Telefungen Semiconductor Company from January 1997 to May 1999. In 1986, Dr. Zhang received his bachelor of science degree in applied physics from Tsinghua University, China. In 1992, Dr. Zhang received his Ph.D. degree in semiconductor physics from the Shanghai Technical Physics Institute of the Chinese Academy of Sciences.

Mr. Chengbai Zhou has served as the Principal Technical Fellow since December 2006, prior to which he was the chief engineer of CSI Solartronics. He joined us in 2001. Mr. Zhou is a committee member of China’s Photovoltaic Institute. From 1969 to 2001, he was the head of the Wuhan Changjiang Power Plant’s solar research group and later became the deputy director of its research institute. Mr. Zhou has been involved with various projects related to solar power for many years. From 1969 to 1972, Mr. Zhou was involved in the design and manufacture of solar modules for China’s satellite project. From 1985 to 1996, he participated in the design and manufacture of over 40 solar power systems commissioned by the Ministry of Telecommunication. Mr. Zhou graduated from Wuhan Industry Institute, China in 1969.

Mr. Xiaohu Wang has served as our vice president — China supply chain development since December 2006. Mr. Wang joined us in 2002, initially as the manager in charge of imports and exports, procurement, quality and operations. Since 2004, Mr. Wang has been deputy general manager of commerce of CSI Solartronics, responsible for planning and procurement of all silicon material. From May 1989 to January 2001, Mr. Wang was the branch manager of the International Development Group Ltd of Hunan Province where he was responsible for the import and export of mineral, hardware, textile and chemical products. Mr. Wang was also involved in that company’s restructuring from state ownership to shareholder ownership. From 1996, Xiaohu was involved in the import and export of silicon material and silicon cells. In 1982, Mr. Wang graduated from Nanjing University of Aeronautics and Astronautics with a bachelor of science degree.

Mr. Shanglin Shi has served as deputy general manager — China operations, since August 2006. Previously, he served as deputy general manager, corporate development of CSI Solar Manufacturing since February 2006. Prior to joining us, Mr. Shi co-founded Xian Jiayang Photovoltaic Co., Ltd., where he worked from 2002 to 2005 before leading its merger with BP Solar. From 1990 to 2002, he helped to set up Sijia Semi-conductor Material Company in China. He served in various management positions at Sijia’s wholly owned subsidiaries: Emei Semiconductor Material Company, Luoyang Mono-silicon Material Company and Huashan Semiconductor Material Company before becoming its deputy general manager. Mr. Shi studied Industrial Economics at Chongqing University, China and graduated in 1977.

Mr. Genmao Chen joined us in July 2006 as director of research and development. Mr. Chen has over ten years of experience in semiconductor material growth and process. Prior to joining us, Mr. Chen was a scientist and senior engineer at two companies in Silicon Valley, namely Filtronic Solid State Inc., and American Xtal Technology Inc. At Filtronic (formerly Litton Solid State Subsystems Inc.), a compound semiconductor IC manufacturing company, Mr. Chen served as an Epi growth and characterization scientist, primarily responsible for developing RF and optoelectronic devices, from July 2000 to September 2002. At American Xtal., a manufacturer of semiconductor substrates and optoelectronics devices, he served as a senior engineer of process and technical support, primarily responsible for process design and integration, as well as customer technical support, from October 2002 to August 2004. In addition, he was the chief technology officer at Jingtuo Optroelectronics Co., Ltd., a LED and IC company from September 2004 to April 2006. Mr. Chen was a research assistant at Energenius Center for Advanced Nanotechnology in the University of Toronto during the period between January 1996 and July 2000. Mr. Chen received his B.Sc. degree in physics from Jilin University in China and an M.A.Sc. degree in materials science from the University of Toronto in Canada, where he was also a candidate to the Ph.D. degree in materials science.

Duties of Directors

Under our governing statute, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance of shares.

B.	Compensation of Directors and Executive Officers

Cash Remuneration

Our directors and executive officers, in such capacities, received aggregate cash remuneration, including salaries, bonuses and benefits in kind, from us of approximately $970,000 in 2006. Cash remuneration, including salaries, bonuses and benefits in kind as well as participation in our board committees by our directors, paid by our company to our directors (including two directors who are also our executive officers) was $230,000, and to our executive officers (excluding the two directors who are also our executive officers) was $740,000 in 2006. In 2006, there were 16 executive officers receiving such cash remuneration.

Share-based Remuneration

2006 Share Incentive Plan

We have adopted a share incentive plan, or 2006 Plan, effective in March 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of common shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of (x) one percent (1%) of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the board or a designated committee.

Options

The following table summarizes, as of April 15, 2007, the outstanding options granted under our 2006 Plan to several of our directors and executive officers and to other individuals, each as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. Unless otherwise noted, all other options granted vest over a four-year period beginning from the date of grant.

	Common Shares
	Underlying
	Options		Exercise Price
Name	Granted		(US$/Share)		Date of Grant	Date of Expiration

Directors:
Bing Zhu	116,500		2.12		May 30, 2006	May 29, 2016
Arthur Chien	46,600	(1)	4.29		August 8, 2006	August 7, 2016
Robert McDermott	46,600	(2)	15.00	(3)	August 8, 2006	August 7, 2016
Lars-Eric Johansson	46,600	(2)	15.00	(3)	August 8, 2006	August 7, 2016

Directors as a group	256,300

Executive Officers:
Bing Zhu	116,500	(4)	2.12		May 30, 2006	May 29, 2016
Gregory Spanoudakis	116,500		2.12		May 30, 2006	May 29, 2016
Xiaohu Wang	89,705		2.12		May 30, 2006	May 29, 2016
Brian Lu	83,880		2.12		May 30, 2006	May 29, 2016
Lingjun Zhang	75,725		2.12		May 30, 2006	May 29, 2016
Guoxin Zhang	69,900		2.12		May 30, 2006	May 29, 2016
Robert Patterson	64,075		2.12		May 30, 2006	May 29, 2016
Bencheng Li	64,075		2.12		May 30, 2006	May 29, 2016
Chengbai Zhou	64,075		2.12		May 30, 2006	May 29, 2016
Shanglin Shi	46,600		2.12		May 30, 2006	May 29, 2016
Genmao Chen	64,075		4.29		July 17, 2006	July 16, 2016

Executive Officers as a group	855,110

Other Individuals:
Twenty-nine individuals as a group	111,025		4.29		May 30, 2006	May 29, 2016
Two individuals as a group	51,260		4.29		June 30, 2006	June 29, 2016
Hanbing Zhang(5)	46,600		4.29		July 28, 2006	July 27, 2016
One individual	58,250		12.00	(6)	August 8, 2006	August 7, 2016
Two individuals as a group	11,650		15.00	(3)	April 13, 2007	April 12, 2017
Three individuals as a group	11,650		12.00	(6)	August 31, 2006	August 30, 2016
Four individuals as a group	86,890		12.00	(7)	March 1, 2007	February 28, 2007

Other individuals as a group	319,075

(1)	Vest in two equal installments, the first upon the date of grant and the second upon the first year anniversary of the grant date so long as the director remains in service.

(2)	All vest upon the date of grant.

(3)	The initial public offering price of the common shares.

(4)	Included above as held by Mr. Zhu as a director.

(5)	The wife of Dr. Qu, our chairman, president and chief executive officer.

(6)	80% of the initial public offering price of the common shares.

(7)	The average of the closing prices for the five trading days preceding the grant date.

We have also agreed to grant each of our independent directors, Arthur Chien, Robert McDermott and Lars-Eric Johannson, options to purchase 10,000 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vest immediately.

Restricted Shares

The following table summarizes, as April 15, 2007, the restricted shares granted under our 2006 Plan to our executive officers and to other individuals, each as a group. In 2006, we did not grant any restricted shares to our directors. The restricted shares granted in May 2006 vest over a two-year period beginning in March 2006. The vesting period for all other restricted shares are indicated in the notes below.

	Restricted Shares
Name	Granted		Date of Grant	Date of Expiration

Executive Officers:
Gregory Spanoudakis	233,000		May 30, 2006	May 29, 2016
Chengbai Zhou	23,300		May 30, 2006	May 29, 2016
Bencheng Li	23,300		May 30, 2006	May 29, 2016
Xiaohu Wang	18,640		May 30, 2006	May 29, 2016
Robert Patterson	11,650		May 30, 2006	May 29, 2016

Executive Officers as a group	309,890

Other Individuals:
Eight individuals as a group	23,300	(1)	May 30, 2006	May 29, 2016
One individual	116,500	(1)(2)	June 30, 2006	June 29, 2016
Hanbing Zhang	116,500	(3)(4)	July 28, 2006	July 27, 2016

Other Individuals as a group	256,300

(1)	Each holding less than 1% of our total outstanding voting securities.

(2)	Vest over a two-year period from the date of grant.

(3)	The wife of Dr. Qu, our chairman, president and chief executive officer.

(4)	Vest over a four-year period from the date of grant.

The following paragraphs describe the principal terms of our 2006 Plan.

Types of Awards.  We may grant the following types of awards under our 2006 Plan:

•	options to purchase our common shares; and

•	restricted shares, which are non-transferable common shares without voting or dividend rights, subject to forfeiture upon termination of a grantee’s employment or service.

Plan Administration.  Our board of directors, or a committee designated by our board of directors, will administer the plan. However, with respect to awards made to our non-employee directors, the entire board of directors will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement.  Awards granted are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes an incentive share option or a non-qualifying stock option.

Eligibility.  We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Acceleration of Awards upon Corporate Transactions.  The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction.

Exercise Price and Term of Awards.  In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant and the share option is exercisable for no more than five years from the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.

Vesting Schedule.  In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Indemnification of Directors and Officers

Under the CBCA, we may indemnify a present or former director or officer or a person who acts or acted at our request as a director or officer or an individual acting in a similar capacity, of another corporation or entity of which we are or were a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, provided that the director or officer acted honestly and in good faith with a view to the best interests of the corporation or other entity and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from us as a matter of right if he or she is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above. Our directors and officers are covered by directors’ and officers’ insurance policies.

C.	Board Practices

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as their successors are elected or they are removed from office by ordinary shareholders’ resolution.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Messrs. Lars-Eric Johannson, Robert McDermott and Arthur Chien, and is chaired by Mr. Johannson, an independent director with accounting and financial management expertise as required by the Nasdaq corporate governance rules. Each of Messrs. Johannson, McDermott and Chien satisfies the

“independence” requirements of the Nasdaq corporate governance rules and is financially literate as required by the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Lars-Eric Johannson, Robert McDermott and Arthur Chien, each of whom satisfies the “independence” requirements of the Nasdaq corporate governance rules and is chaired by Mr. Chien. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee initially consists of Messrs. Lars-Eric Johannson, Robert McDermott and Arthur Chien, each of whom satisfies the “independence” requirements of the Nasdaq corporate governance rules, and is chaired by Mr. McDermott. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director of the corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest. A director may vote in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to the remuneration as our director, officer, employee or agent; (ii) one for indemnity or insurance in favor of directors and officers; or (iii) one with an affiliate. In 2006, we did not enter any such interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7B. Related Party Transactions.”

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under our employment agreement with Dr. Qu, our chief executive officer and controlling shareholder, Dr. Qu is employed until December 31, 2008, after which time he may terminate his employment with us on three months’ prior written notice. Under our employment agreement with Mr. Gregory Spanoudakis, he may terminate his employment with us at any time on three months’ prior notice. We may terminate either or both of these two employment agreements without cause upon the payment of a severance payment equal to one month of the officer’s base salary for every year of employment with us (up to a maximum of 12 months) together with any unpaid compensation accrued up to the date of the termination.

Apart from these two employment agreements, all of our other employment agreements with our executive officers have a term of three years, ending in 2008 to 2009, except for our employment agreement with Shanglin Shi, which has a term of one year. Under these other employment agreements, either we or the employee may terminate the employment on one month’s prior notice to the other with cause, except that (i) we have the right to terminate the employment of Messrs. Robert Patterson, Bing Zhu, Brian Lu and Genmao Chen for cause at any time without notice; and (ii) the right of each of Messrs. Robert Patterson, Bing Zhu, Brian Lu and Genmao Chen to terminate with cause is limited to material reductions in his authority, duties and responsibilities or a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause upon one month to three-months’ advance written notice to the executive officer. If we terminate the employment without cause, the executive officer will be entitled to a severance payment equal to three to four months of his then-current base salary. We may terminate each of the agreements for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period of one to three years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; (iii) seek, directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination; or (iv) use a name including any word used by our company or our affiliates, or the Chinese or English equivalent or any similar word, in relation to any trade, business or company. Under our employment agreements with our executive officers, for purposes of the non-compete clause described above, a “competitor” of our company is defined as an entity in China or such other territories where we carry on our business. In the case of our agreements with Mr. Robert Patterson, Mr. Bing Zhu and Mr. Brian Lu, the definition of “competitor” is further limited in that it does not include an entity that generates 10% or less of its revenues from solar power products and services similar to those provided by us, except that if an executive officer is employed by, or provides services as a director or otherwise to, a subsidiary or divisional business of such an entity, such subsidiary or divisional business shall be deemed a “competitor” if it generates more than 10% of its revenues from solar power products and services similar to those provided by us.

Directors’ Agreements

In September 2006, we entered into director agreements with our independent directors, pursuant to which we make payments to our independent directors for their services, including in the form of equity awards pursuant to our share incentive plan. See “Item 6B. Compensation of Directors and Executive Officers.”

D.	Employees

As of December 31, 2004, 2005 and 2006, we had 183, 196 and 284 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2006.

	As of December 31, 2006
	Number of Employees	Percentage of Total

Manufacturing	198	69.7
General and administrative	66	23.2
Research and development	15	5.3
Sales and marketing	5	1.8

Total	284	100%

As of December 31, 2006, 277 of our employees were located in our two factories in Suzhou and in Changshu, five of our employees were located in our new manufacturing plant in Luoyang and two of our employees were based in Canada. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 15, 2007, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

The calculations in the table below are based on the 27,436,595 common shares outstanding, excluding restricted shares granted but yet to be vested and subject to restrictions on voting and dividend rights and transferability, as of April 15, 2007.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned(1)
Directors and Executive Officers(2):	Number	%

Shawn (Xiaohua) Qu	13,672,263	49.83%
Arthur Chien(3)	23,300	0.08%
Robert McDermott(4)	50,600	0.18%
Lars-Eric Johannson(5)	51,600	0.19%
Bing Zhu(6)	29,125	0.10%
Gregory Spanoudakis(7)	145,625	0.52%
Xiaohu Wang(8)	31,746	0.11%
Bencheng Li(9)	27,669	0.10%
Chengbai Zhou(10)	27,669	0.10%
Brian Lu(11)	20,970	0.08%
Robert Patterson(12)	21,844	0.08%
Lingjun Zhang(13)	18,931	0.07%
Guoxin Zhang(14)	17,475	0.06%
Shanglin Shi(15)	11,650	0.04%
Genmao Chen	—	—
All directors and executive officers as a group	14,150,467	50.91%
Principal Shareholders:
HSBC HAV2 (III) Limited(16)	2,660,288	9.70%
ATS Automation Tooling Systems Inc.(17)	1,864,398	6.80%
JAFCO Asia Technology Fund II (Barbados) Limited(18)	1,373,051	5.00%
Columbia Wanger Asset Management, L.P.(19)	2,830,000	10.31%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The business address of our directors and executive officers is Xin Zhuang Industry Park, Changshu, Jiangsu 215562, People’s Republic of China.

(3)	Represents 23,300 common shares issuable upon exercise of options held by Mr. Chien.

(4)	Represents 46,600 common shares issuable upon exercise of options held by Mr. McDermott and 4,000 common shares that Mr. McDermott purchased in the Directed Shares Program in connection with our initial public offering in November 2006.

(5)	Represents 46,600 common shares issuable upon exercise of options held by Mr. Johannson and 5,000 common shares that Mr. Johannson purchased in the Directed Shares Program in connection with our initial public offering in November 2006.

(6)	Represents 29,125 common shares issuable upon exercise of options held by Mr. Zhu.

(7)	Represents 116,500 vested restricted shares and 29,125 common shares issuable upon exercise of options held by Mr. Spanoudakis.

(8)	Represents 9,320 vested restricted shares and 22,426 common shares issuable upon exercise of options held by Mr. Wang.

(9)	Represents 11,650 vested restricted shares and 16,019 common shares issuable upon exercise of options held by Mr. Li.

(10)	Represents 11,650 vested restricted shares and 16,019 common shares issuable upon exercise of options held by Mr. Zhou.

(11)	Represents 20,970 common shares issuable upon exercise of options held by Mr. Lu.

(12)	Represents 5,825 vested restricted shares and 16,019 common shares issuable upon exercise of options held by Mr. Patterson.

(13)	Represents 18,931 common shares issuable upon exercise of options held by Mr. Zhang.

(14)	Represents 17,475 common shares issuable upon exercise of options held by Mr. Zhang.

(15)	Represents 11,650 common shares issuable upon exercise of options held by Mr. Shi.

(16)	HSBC HAV2 (III) Limited, a Barbados company, is a wholly-owned subsidiary of The HSBC Asian Ventures Fund 2 Limited (HAV2). The investment manager of HAV2 is a subsidiary of HSBC Holdings plc, the holding company of The HSBC Group which is listed on The Stock Exchange of Hong Kong Limited, London Stock Exchange plc, New York Stock Exchange and Société des Bourses Françaises. Please see Schedule 13G filed by HAV2 (III) on February 27, 2007 for information relating to HAV2 (III). The registered address for HAV2 (III) is RBTT Trust Corporation, CGI Tower Warrens, St. Michael, Barbados.

(17)	ATS Automation Tooling Systems Inc. is a company incorporated in Ontario, Canada. Please see Schedule 13G filed by ATS on March 30, 2007 for information relating to ATS. The registered address of ATS is 250 Royal Oak Road, Cambridge, Ontario N3H 4R6, Canada. ATS is a public company listed on the Toronto Stock Exchange.

(18)	JAFCO Asia Technology Fund II (Barbados) Limited is a company incorporated in Barbados and is a wholly-owned subsidiary of JAFCO. The shares held by JAFCO Asia Technology Fund II (Barbados) Limited were transferred from JAFCO, which acquired them through the conversion of the convertible notes. JAFCO is an exempted company organized and existing under the laws of the Cayman Islands and is wholly owned by JAFCO Asia Technology Fund II L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings II Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund II L.P. and controls the voting and investment power over the shares owned by JAFCO. JAFCO Investment (Asia Pacific) Ltd. is wholly-owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. Please see Schedule 13G filed by JAFCO on February 21, 2007 for information relating to JAFCO. The address for JAFCO Asia Technology Fund II (Barbados) Limited is c/o JAFCO Investment (Asia Pacific) Limited, 6 Battery Road, #42-01, Singapore 0499909.

(19)	Represents 2,830,000 common shares held by Columbia Wanger Asset Management, L.P. Please see Schedule 13G/A filed by Columbia Wanger on April 5, 2007 for information relating to Columbia Wanger. The principal business address of Columbia Wanger is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report on Form 20-F. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Unless otherwise indicated, the share numbers in this section do not take into account any post-transaction share splits.

Issuance, Sale and Conversion of Convertible Notes

In November 2005, we issued convertible notes in the aggregate principal amount of $8.1 million to HSBC HAV2 (III) Limited, or HSBC, and JAFCO Asia Technology Fund II, or JAFCO, pursuant to a subscription agreement. In March 2006, we issued HSBC and JACFO convertible notes in the aggregate principal amount of $3.65 million as part of a second tranche subscription and HSBC’s and JAFCO’s option to purchase additional convertible notes under the subscription agreement. The notes were repayable (i) on the third anniversary of their issuance date or (ii) upon the occurrence of an event of default. The notes were convertible into our common shares at the option of the note holders at any time. The notes were automatically convertible into our common shares at the then effective conversion price upon written approval by note holders holding more than 75% of the aggregate principal amount of convertible notes subscribed for by HSBC and JAFCO or upon the completion of the initial public offering. The subscription agreement provided that our board of directors would consist of up to seven directors including one director nominated by each of the two investors. Two directors appointed one each by HSBC and JAFCO served on our board of directors from December 2005 to August 2006. They resigned in August 2006 after HSBC and JAFCO converted their convertible notes into our common shares in July 2006.

Additionally, HSBC and JAFCO agreed in the subscription agreement and convertible notes that Dr. Qu was entitled to all of our retained earnings as of February 28, 2006.

Conversion of Convertible Notes and Put Option Agreement

On July 1, 2006, HSBC and JAFCO provided notices to convert all of the outstanding convertible notes into our common shares. On that same day, all of the outstanding convertible notes were converted at a conversion price of approximately $5.77 per share. Immediately after the conversion, the Company’s outstanding common shares were immediately split on a 1 for 1.17 basis. Common shares issuable pursuant to the Share Incentive Plan or issuable upon the exercise of outstanding awards under the Share Incentive Plan were not affected by this share split. In connection with HSBC’s and JAFCO’s optional conversion of the convertible notes, Dr. Qu, our chief executive officer and controlling shareholder, entered into a put option agreement with HSBC and JAFCO whereby he granted to each of HSBC and JAFCO an option to require him to purchase all of the common shares held by HSBC and JAFCO immediately after the conversion and share split at the same conversion price of the convertible notes. Each of HSBC and JAFCO may exercise its put option: (i) at any time between March 31, 2007 to April 10, 2007 if the Company has not completed a qualified IPO on or before March 31, 2007; or (ii) upon the occurrence and continuance of an event of default. In connection with the put option agreement, Dr. Qu entered into share pledging agreements with HSBC and JAFCO under which he pledged 1,568,826 and 809,717 of our common shares to HSBC and JAFCO, respectively, as continuing collateral security for his obligations under the put option agreement. The put option terminated upon the initial public offering on November 9, 2006.

Retained Earnings

Upon the conversion of the convertible notes into our common shares, HSBC and JAFCO acknowledged and agreed that Dr. Qu’s right to our retained earnings as of February 28, 2006 under the convertible notes would remain in effect. In July 2006, HSBC, JAFCO and Dr. Qu agreed that all of the rights and obligations of the parties with respect to our retained earnings as of February 28, 2006 were fully satisfied and discharged upon the completion of the following actions in July 2006: (i) the transfer to Dr. Qu of 30,761 and 15,877 common shares from HSBC and JAFCO, respectively; and (ii) the issuance under our Share Incentive Plan of (a) 50,000 restricted shares and (b) options to purchase 20,000 common shares at an exercise price of US$10.00 per Common Share, both with vesting periods of four years from the date of grant, to Ms. Hanbing Zhang the wife of Dr. Qu.

Investment Agreement

In connection with our issuance and sale of convertible notes, we entered into an investment agreement, dated November 30, 2005, with HSBC, JAFCO and our founder, Dr. Qu. Under the investment agreement, HSBC and JAFCO have been granted certain rights, including with respect to any proposed share transfers by Dr. Qu, including the right of first refusal to purchase such shares and the right of co-sale to sell their shares alongside the proposed share transfer. In addition, they have preemptive rights with respect to any issuance of new securities by us with certain exceptions. These rights did not apply to the initial public offering, and the Investment Agreement terminated automatically upon the completion of our initial public offering in November 2006.

In October 2006, ATS entered into a joinder agreement to the investment agreement with us, Dr. Qu, HSBC and JAFCO. Under the joinder agreement, ATS was granted certain rights, including with respect to any proposed share transfers by Dr. Qu, including the right of first refusal to purchase such shares and the right of co-sale to sell its shares alongside the proposed share transfer. In addition, ATS has preemptive rights with respect to any issuance of new securities by us with certain exceptions. These rights did not apply to the initial public offering, and the joinder agreement terminated along with the investment agreement automatically upon the completion of our initial public offering in November 2006. ATS was also granted observer status on the board of directors, which terminated upon the completion of our initial public offering in November 2006, and would have had the right to appoint a director to serve on our board of directors if (x) the initial public offering were not completed by March 31, 2007, and (y) HSBC were no longer our shareholder.

Registration Rights Agreements

We have granted HSBC and JAFCO customary registration rights. Set forth below is a description of the registration rights granted to HSBC and JAFCO.

Demand Registration Rights.  At any time commencing six months after the initial public offering, holders of at least 25% of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. However, we are not obligated to effect any such demand registration if we have within the twelve month period preceding the demand already effected two or more demand registrations or Form F-3 or S-3 registrations. We have the right to defer the filing of a registration statement for up to 120 days if our board of directors determines in good faith that there is a valid business reason to delay the filing. We are not obligated to effect such demand registrations on more than three occasions.

Form F-3 Registration Rights.  Upon our becoming eligible to use Form F-3 or S-3, holders of at least 75% of the registrable securities have the right to request that we file a registration statement under Form F-3 or S-3 if the aggregate amount of securities to be sold under the registration statement is not less than $1.0 million. Such requests for registrations are not counted as demand registrations.

Piggyback Registration Rights.  If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not a holder of registrable securities, we must offer holders of registrable securities the opportunity to include their securities in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8, or a registration statement in connection with any demand or Form F-3 registration initiated by the holder(s) of registrable securities. Such requests for registrations are not counted as demand registrations.

Expenses of Registration.  We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except that holders of registrable securities shall bear the expense of any underwriting discounts or commission relating to registration and sale of their shares.

In October 2006, we also granted registration rights to ATS. The registration rights granted to ATS are substantially similar as that granted to HSBC and JAFCO as described above, except that we are not obligated to effect a demand registration of ATS on more than two occasions.

We have also granted ATS customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. The registration rights of ATS remain in effect as of the date of this annual report on Form 20-F.

Consultancy Agreements

Prior to December 2005, we paid Dr. Qu, our chairman and chief executive officer, compensation for his services in the form of consultancy fees, on a quarterly basis, to a consulting company owned by him. The consultancy agreement was non-written and provided for consultancy fees to be paid to Dr. Qu in return for the project consulting, general management and technology services that he provided to us. We terminated the consulting agreement with Dr. Qu in November 2005. In 2004, 2005 and 2006, we paid consulting fees to Dr. Qu’s consulting company in the amount of $152,430, $172,298 and nil, respectively. As of December 31, 2005 and 2006, the consulting fees due to Dr. Qu were $184,643 and $172,166, respectively.

In addition, we paid consultancy fees pursuant to a non-written agreement, on a monthly basis, to a consulting company owned by Robert Patterson, our vice president of corporate and products development and general manager of Canadian operations, prior to his joining us as an officer in January 2006. Under the agreement, Mr. Patterson provided project consulting services to us, in particular in connection with our large-scale CIDA projects, for 40 hours per month with a minimum retainer of C$2,000 per month. For additional work beyond the initial period and minimum retainer, Mr. Patterson was paid on an hourly basis. We terminated the consulting agreement with Mr. Patterson in December 2005. In 2004, 2005 and 2006, we paid consulting fees to Mr. Patterson’s consulting company in the amount of $29,624, $60,495 and nil. As of December 31, 2005, the consulting fees due to Mr. Patterson were $33,460. We paid all outstanding amounts in the first quarter of 2006.

Shareholder Loans

Dr. Shawn Qu, our chief executive officer and controlling shareholder, made loans to us from time to time. These loans are unsecured, interest free and have no fixed repayment term. As of December 31, 2004, 2005 and 2006, such loans amounted to $141,359, $213,062 and $101,489, respectively.

Guarantees and Share Pledges

As required under the subscription agreement, Dr. Qu guaranteed the performance of our obligations in connection with the convertible notes issued to HSBC and JAFCO. Dr. Qu also entered into share pledge agreements whereby he agreed to mortgage, charge and assign by way of a first legal mortgage 755,789 common shares to HSBC and 377,895 common shares to JAFCO as a continuing security for the due and punctual performance and observance by us of our obligations under the subscription agreement. The share pledges were irrevocably and unconditionally released by HSBC and JAFCO in March 2006 in connection with the second tranche subscription and per the terms of the subscription agreement.

In September 2005, Dr. Qu guaranteed the performance of our obligations in connection with a $1.3 million promissory note that we issued to ATS in September 2005. He also entered into a share pledge agreement with ATS whereby he pledged 200,000 common shares to ATS as security for our performance of our obligations under this promissory note. The ATS promissory note is secured and interest-bearing pursuant to the underlying security agreement between us and ATS. The sum of the principal, together with interest calculated semi-annually at the interest rate published from time to time by a major Canadian chartered bank, is repayable on demand. The outstanding balances of the loan as of December 31, 2005 and December 31, 2006 were $1.3 million and nil, respectively. Interest of $21,726 and $78,880 was paid or payable for 2005 and 2006, respectively. The share pledge agreement terminated after we had repaid the $1.3 million promissory note and all accrued interest in full immediately after our initial public offering in November 2006.

In May and September 2006, Dr. Shawn Qu provided counter guarantees to a third party guarantor over our short-term loan facilities from Industrial Commercial Bank of China and Bank of Communications totaling

RMB80 million. We repaid all amounts outstanding under the loan facilities in January 2007 at the expiration of their terms, and the counter-guarantees provided by Dr. Qu terminated.

In August 2004, Dr. Shawn Qu provided a guarantee for a C$500,000 revolving loan facility given by the Royal Bank of Canada to us for working capital purposes. As of December 31, 2005 and 2006, we did not have any outstanding obligation under this facility. We have recently cancelled this credit facility and the guarantee provided by Dr. Qu was cancelled accordingly.

Employment Agreements

See Item 6.B., “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2006 Share Incentive Plan.”

Equity Incentive Plan

See Item 6.B., “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2006 Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In March 2002, ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our vice president of international sales and marketing, Gregory Spanoudakis, and ATS. ICP Global contends that Mr. Spanoudakis, who was previously employed by ICP Global, misappropriated its proprietary and commercial business opportunity to sell solar-powered car battery chargers to a prospective customer, Volkswagen Mexico, by directing that opportunity to its competitor ATS. In August 2003, ICP Global amended its complaint to include us, our subsidiary CSI Solartronics and our chairman and chief executive officer, Dr. Shawn Qu, as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing that business opportunity away from ICP Global to us, as purportedly evidenced by our selling of car battery chargers to Volkswagen Mexico. ICP Global claims damages consisting of an accounting of all profits obtained by the defendants as a result of any misappropriated business opportunity. In its amended complaint, ICP Global claims that the business opportunity could have represented sales of up to $3.0 million.

Although the parties have conducted some basic and minimal discovery, there has been no meaningful discovery, court filings or communications from the plaintiff on this matter since early 2004. We will continue to defend our rights vigorously if ICP Global decides to move forward with this action. Furthermore, we believe that the outcome of the action, even if adversely determined, will not have a material adverse effect on our business or results of operations.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

As of April 15, 2007, 166,595 restricted shares and 358,042 options granted under our 2006 Share Incentive Plan vested. As a result, our outstanding share capital including shares underlying options exercisable within 60 days of the date of this annual report on Form 20-F increased from 27,270,000 common shares, excluding restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2006, to 27,436,595 common shares, excluding restricted shares granted but yet to be vested and subject to restrictions on voting and dividend rights and transferability, as of the date of this annual report.

Except as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	The Offer and Listing

A.	Offering and Listing Details.

Our common shares have been listed on the Nasdaq under the symbol “CSIQ” since November 9, 2006.

For the year ended December 31, 2006, the trading price ranged from $9.43 to $16.73 per common share.

The following table sets forth the high and low trading prices for our common shares on the Nasdaq for:

•	the last quarter in 2006 and the first quarter of 2007; and

•	each of the past six months.

	Sales Price
	High	Low

Quarterly High and Low
Fourth Quarter 2006	16.73	9.43
First Quarter 2007	14.36	8.72
Monthly Highs and Lows
November 2006	16.73	12.04
December 2006	12.24	9.43
January 2007	11.87	9.26
February 2007	14.36	10.30
March 2007	11.68	8.72
April 2007	13.88	9.60
May 2007 (through May 25)	11.80	9.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the Nasdaq under the symbol “CSIQ” since November 9, 2006.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Articles of Continuance, as amended, contained in our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Foreign Currency Exchange

See “Item 4B. Business Overview — Government Regulations — Foreign Currency Exchange” and “— Dividend Distribution.”

E.	Taxation

Material Canadian Federal Tax Considerations

General

The following summary is of the material Canadian federal tax implications applicable to a holder (a “US Holder”) who acquires common shares of CSI (the “Common Shares”) pursuant to the initial public offering and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such US Holder has held or holds the Common Shares; (ii) holds the Common Shares as capital property; (iii) deals at arm’s length with and is not affiliated with CSI; (iv) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares in respect of, in the course of or by virtue of employment with our company; (vi) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (vii) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”); and (viii) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such US Holder has held or holds the Common Shares. Special rules, which are not addressed in this summary, may apply to a US Holder that is a “registered non-resident insurer” or “authorized foreign bank”, as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.

The current published policy of the Canada Revenue Agency (the “CRA”) is that certain entities (including most limited liability companies) that are treated as being fiscally transparent for United States federal income tax purposes will not qualify as residents of the United States for purposes of the Convention. In the Canadian federal government’s 2007 budget tabled March 19, 2007, it was announced that Canada and the United States have agreed in principle to update the Convention to extend treaty benefits to unlimited liability companies. No specific timetable for this change was provided in the budget papers.

This summary is based on the current provisions of the Canadian Tax Act, and the regulations thereunder, the Convention, and counsel’s understanding of the published administrative practices and policies of the CRA, all in effect as of the date of this annual report on Form 20-F. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this annual report on Form 20-F. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all potential Canadian federal tax consequences to a US Holder and does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal tax considerations described herein.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR SITUATION. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL TAX CONSEQUENCES, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE DIRECTED AT ANY PARTICULAR PROSPECTIVE PURCHASER OF COMMON SHARES. ACCORDINGLY, HOLDERS OR PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Dividends

Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder that is a beneficial owner of Common Shares will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. Holder that is a beneficial owner of Common Shares and is a company for purposes of the Convention that owns at least 10% of the voting shares of CSI at the time the dividend is paid or deemed to be paid. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the United States and that have complied with certain administrative procedures may be exempt from Canadian withholding tax.

Disposition of Our Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of the Common Shares unless, at the time of disposition, the Common Shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Canadian Tax Act. The Common Shares will not constitute “taxable Canadian property” to a U.S. Holder provided that (i) the Common Shares are, at the time of disposition, listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq); and (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of the capital stock of CSI. Provided the Common Shares are listed on Nasdaq or another prescribed stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition.

Pursuant to the Convention, even if the Common Shares constitute “taxable Canadian property” of a particular U.S. Holder, any capital gain realized on the disposition of the Common Shares by the U.S. Holder generally will be exempt from tax under the Canadian Tax Act, unless, at the time of disposition, the Common Shares derive their value principally from real property situated in Canada within the meaning of the Convention.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income and estate tax consequences to U.S. Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding common shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership.

Taxation of Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the common shares (including any Canadian Taxes withheld therefrom) will be included in your gross income as foreign source ordinary dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) you are not under an obligation to make related payments with respect to positions in substantially similar or related property. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our common shares are expected to continue to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to certain limitations, Canadian taxes withheld from a distribution will be eligible for credit against your U.S. federal income tax liability. If a refund of the tax withheld is available to you under the laws of Canada or under the Canada-United States Income Tax Convention (1980), as amended, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares should constitute “passive income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. If you do not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year, you may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to certain exceptions and limitations.

Passive Foreign Investment Company

Based on the price of our common shares and the composition of our income and assets and our operations, we believe we were not a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for our taxable year ended December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares which may fluctuate considerably. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise any offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares unless we cease to be a PFIC and you take certain action to purge the PFIC taint with respect to your common shares. In particular, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable gains rate would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the Nasdaq Global Market and, consequently, if you are a holder of common shares the mark-to-market election would be available to you were we to be a PFIC.

If you hold common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in common shares.

Estate Tax

An individual shareholder or resident of the United States for U.S. federal estate tax purposes will have the value of the common shares held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays estate tax with respect to the common shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal tax liability, subject to a number of conditions and limitations.

Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, initially filed on October 23, 2006 (Registration Number 333-138144).

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report on Form F-1, “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

A substantial portion of our sales is currently denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2006, we held $17.3 million in accounts receivable, of which $2.4 million were denominated in U.S. dollars. Assuming we had converted the U.S. dollar denominated accounts receivable of $2.4 million as of December 29, 2006 into Renminbi at the exchange rate of $1.00 for RMB7.8041 as of December 29, 2006, the accounts receivable would have been RMB18.7 million. Assuming a 10% appreciation of the Renminbi against the U.S. dollar, our accounts receivable denominated in U.S. dollars would have decreased by RMB1.7 million to RMB17.0 million as of December 31, 2006.

We recorded net foreign currency gain of $230,960 in 2004, but recorded net foreign exchange loss of $106,059 and $481,019 in 2005 in 2006 due to the appreciation of the U.S. dollar against Euro. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We have not entered into any hedging arrangements.

Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our initial public offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

ITEM 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2004, 2005 and 2006.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(3) and 15d-15(3) of the Exchange Act. Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, our Chief Executive Officer and Chief Financial Officer have concluded that, solely because of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

In May 2007, our auditors, Deloitte Touche Tohmatsu CPA Ltd. (‘DTTC‘), reported to the Audit Committee and management that, in the course of its audit of our financial statements for the year ended December 31, 2006, it had identified the following two material deficiencies in our internal control and financial reporting: (1) a lack of sufficient personnel in our corporate accounting department with adequate knowledge and experience with respect to U.S. GAAP accounting principles and SEC requirements, and (2) a lack of detailed accounting policies and procedures for appropriately assessing and applying certain aspects of US GAAP. Notwithstanding these deficiencies, DTTC provided an unqualified opinion on our consolidated financial statements for the year ended December 31, 2006.

Following the identification of these material weaknesses and other deficiencies, we have undertaken remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls, including hiring additional staff, training our new and existing staff and installing new ERP systems in order to build up a unified and integrated database of our company. In addition, since the beginning of 2007, we have engaged an advisory firm to advise us about complying with requirements of the SOX, and have hired an individual experienced in handling compliance with the requirements of SOX.

Changes in Internal Controls

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Lars-Eric Johansson qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.csisolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2004	2005	2006

Audit fees(1)	—	—	334,857
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. We have a written policy on engagement of an external auditor.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Independent Auditors’ Report

•	Consolidated Balance Sheets as of December 31, 2005 and 2006

•	Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006

•	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006

•	Notes to the Consolidated Financial Statements

•	Additional Information — Financial Statement Schedule I

ITEM 19.	Exhibits

Exhibit
Number		Description of Document

1	.1*	Amended and Restated Articles of Continuance and Bylaws of the Registrant, as currently in effect
2.1		Subscription Agreement, dated November 16, 2005, in respect of the issue of notes convertible into common shares in the capital of Canadian Solar Inc., as amended by Supplemental Agreements, dated February 28, 2006, March 29, 2006, June 9, 2006 and July 1, 2006 (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.2		Investment Agreement, dated November 30, 2005, among the Registrant and the parties named therein (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.3		Registration Rights Agreement, dated November 30, 2005, among the Registrant and other parties named therein (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.4		Registration Rights Agreement, dated October 3, 2006, between the Registrant and ATS (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.5		Joinder Agreement, dated October 3, 2006, among the Registrant, Dr. Shawn Qu, ATS, HSBC HAV 2 (III) Limited and JAFCO Asia Technology Fund II (Barbados) Limited (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.6		Amended and Restated Certificates for the Convertible Notes and the Conditions, for the US$5,400,000 and US$2,700,000 Convertible Notes due November 30, 2008 issued by the Registrant to HSBC HAV2 (III) Limited and JAFCO Asia Technology Fund II, respectively (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.7		Amended and Restated Certificates for the Convertible Notes and the Conditions, for the US$2,350,000 and US$1,300,000 Convertible Notes due March 30, 2009 issued by the Registrant to HSBC HAV2 (III) Limited and JAFCO Asia Technology Fund II, respectively (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.8		Conversion Notices, each dated July 1, 2006, Regarding Conversion of Convertible Notes into Common Shares in the Capital of the Registrant (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.9		Put Option Agreement among Dr. Shawn Qu, HSBC HAV (III) Limited and JAFCO Asia Technology Fund II, dated July 1, 2006, as amended by the Supplemental Put Option Agreement, among Dr. Shawn Qu, HSBC HAV (III) Limited, JAFCO Asia Technology Fund II and JAFCO Asia Technology Fund II (Barbados) Limited, dated July 28, 2006 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.10		Letter Agreement among HSBC HAV2 (III) Limited, JAFCO Asia Technology Fund II, Dr. Shawn Qu and the Registrant Regarding Retained Earnings of the Registrant, dated July 28, 2006 (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)

Exhibit
Number	Description of Document

2.11	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.1	2006 Share Incentive Plan, including forms of Restricted Shares Award Agreement and Share Option Agreement (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.2	Employment Agreement between the Registrant and the Chief Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.3	Form of Employment Agreement between Registrant and any other Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.4	Strategic Partnership Agreement and Performance Reward Plan (2005), dated November 1, 2005, between Kunical International Group, Ltd. and the Registrant, as amended by the letter agreement dated August 25, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.5	English translation of Polycrystalline Silicon Supply Agreement, dated September 12, 2005, between the Registrant and Luoyang Zhong Gui High Tech Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.6	English translation of Solar Cell Silicon Wafer Agreement, dated July 6, 2006, between the Registrant and Jiangxi Saiwei LDK Solar Energy High-Tech Limited, as amended by the supplemental agreement, dated August 11, 2006 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.7	Written description of prior Consulting Agreement between the Registrant and Dr. Shawn Qu (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.8	Written description of prior Consulting Agreement between the Registrant and Robert Patterson (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.9	Security Agreement, dated September 30, 2005, between the Registrants and ATS (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.10	Promissory Note, dated September 30, 2005, issued by the Registrant (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.11	Agreement of Guarantee, dated September 2005, between Xiao Hua Qu a.k.a. Shawn Qu as guarantor and ATS as lender (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.12	Guarantee and Postponement of Claim, undated, from Xiaohua Qu as guarantor and the Royal Bank of Canada as the lender (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.13	Commercial Contract, dated September 20, 2006, between the Registrant and Swiss Wafers AG (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
11.1	Code of Business Conduct (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)

Exhibit
Number		Description of Document

12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report on Form 20-F

CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Canadian Solar Inc.:

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income/(loss), and cash flows for each of the three years in the period ended December 31, 2006, and the related financial statements included in Schedule 1. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all respects the information set forth therein.

/s/  Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

May 28, 2007

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006
	$	$
	(In U.S. dollars)

ASSETS
Current assets:
Cash and cash equivalents	$6,279,795	$40,910,759
Restricted cash	111,785	824,719
Accounts receivable, net of allowance for doubtful accounts of $117,685 and nil on December 31, 2005 and 2006	2,067,162	17,344,445
Inventories	12,162,588	39,700,051
Value added tax recoverable	814,808	2,280,985
Advances to suppliers	4,739,592	13,484,411
Prepaid and other current assets	257,110	2,398,103

Total current assets	26,432,840	116,943,473
Property, plant and equipment, net	931,958	7,909,606
Intangible assets	—	38,949
Prepaid-rental	—	1,103,123
Deferred tax assets	65,219	3,638,606

TOTAL ASSETS	27,430,017	129,633,757

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowing	1,300,000	3,311,238
Accounts payable	4,305,911	6,873,502
Other payable	891,859	993,313
Advances from suppliers and customers	2,822,917	3,225,157
Income tax payable	913,962	112,184
Amounts due to related parties	431,164	148,636
Embedded derivatives related to convertible notes	3,679,000	—
Other current liabilities	1,022,350	1,191,199

Total current liabilities	15,367,163	15,855,229
Accrued warranty costs	341,032	874,673
Convertible notes	3,386,671	—
Financial instruments related to convertible notes	1,107,084	—
Other non-current liabilities	260,987	—

TOTAL LIABILITIES	20,462,937	16,729,902

Commitments and contingencies (Note 14)
Stockholder’s equity:
Common shares — no par value: unlimited authorized shares, 15,427,995 and 27,270,000 shares issued and outstanding at December 31, 2005 and 2006, respectively	210,843	97,302,391
Additional paid-in capital	—	17,333,897
Retained earnings (accumulated deficit)	6,647,167	(2,782,697)
Accumulated other comprehensive income	109,070	1,050,264

Total stockholders’ equity	6,967,080	112,903,855

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	27,430,017	129,633,757

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	Year Ended
	December 31, 2004	December 31, 2005	December 31, 2006
	$	$	$
	(In U.S. dollars)

Net revenues:
Product	$8,941,219	$17,895,383	$68,144,422
Others	743,601	428,417	67,834

Total net revenues	9,684,820	18,323,800	68,212,256

Cost of revenues:
Product	5,893,669	10,885,165	55,804,125
Others	571,522	325,713	67,834

Total cost of revenues	6,465,191	11,210,878	55,871,959

Gross profit	3,219,629	7,112,922	12,340,297

Operating expense:
Selling expenses	268,994	157,763	2,908,675
General and administrative expenses	1,069,470	1,707,674	7,923,923
Research and development expenses	40,623	16,381	397,859

Total operating expenses	1,379,087	1,881,818	11,230,457

Income from operations	1,840,542	5,231,104	1,109,840
Other income (expense):
Interest expenses	—	(239,225)	(2,193,551)
Interest income	11,201	21,721	362,528
Loss on change in fair value of derivatives	—	(316,000)	(6,997,000)
Loss on financial instruments related to convertible notes	—	(263,089)	(1,189,500)
Other — net	(32,195)	(25,156)	(90,187)

Income/(Loss) before taxes	1,819,548	4,409,355	(8,997,870)
Income tax expense	(362,882)	(605,402)	(431,994)

Net Income/(Loss)	1,456,666	3,803,953	(9,429,864)

Earning/(Loss) per share-basic and diluted	$0.09	$0.25	$(0.50)

Shares used in computation-basic and diluted	15,427,995	15,427,995	18,986,498

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS)

				Retained	Accumulated
			Additional	Earnings	Other	Total	Total
	Common		Paid in	(Accumulated	Comprehensive	Stockholder	Comprehensive
	Shares		Capital	Deficit)	Income (Loss)	Equity	Income/(loss)
	Number	$	$	$	$	$	$
	(In U.S. dollars)

Balance at December 31, 2003	15,427,995	210,843	—	1,386,548	(84,966)	1,512,425
Net income	—	—	—	1,456,666	—	1,456,666	1,456,666
Foreign currency translation Adjustment	—	—	—	—	(7,705)	(7,705)	(7,705)

Balance at December 31, 2004	15,427,995	210,843	—	2,843,214	(92,671)	2,961,386	1,448,961

Net income	—	—	—	3,803,953	—	3,803,953	3,803,953
Foreign currency translation Adjustment	—	—	—	—	201,741	201,741	201,741

Balance at December 31, 2005	15,427,995	210,843	—	6,647,167	109,070	6,967,080	4,005,694

Net loss	—	—	—	(9,429,864)	—	(9,429,864)	(9,429,864)
Share-based compensation	—	—	6,144,879	—	—	6,144,879
Conversion of convertible notes	5,542,005	10,162,215	—	—	—	10,162,215
De-recognition of conversion option derivative liability	—	—	10,928,031	—	—	10,928,031
Issuance of ordinary shares Pursuant to initial public offering	6,300,000	83,323,942	—	—	—	83,323,942
Deferred tax associated with IPO issuance cost	—	3,605,391	—	—	—	3,605,391
Forgiveness of payable to shareholders	—	—	260,987	—	—	260,987
Foreign currency translation Adjustment	—	—	—	—	941,194	941,194	941,194

Balance at December 31, 2006	27,270,000	97,302,391	17,333,897	(2,782,697)	1,050,264	112,903,855	(8,488,670)

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31, 2004	December 31, 2005	December 31, 2006
	$	$	$
	(In U.S. dollars)

Operating activities:
Net Income/(loss)	1,456,666	3,803,953	(9,429,864)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	42,137	81,879	208,538
Loss on disposal of property, plant and equipment	628	—	11,072
Allowance for doubtful debts	24,507	—	62,318
Allowance for inventories obsolescence	258,855	—	274,947
Loss on fair value change of derivatives	—	316,000	6,997,000
Loss on financial instruments related to convertible notes	—	263,089	1,189,500
Amortization of discount on debt	—	134,666	706,320
Share based compensation	—	—	6,144,879
Changes in operating assets and liabilities:
Inventories	(2,343,372)	(9,771,728)	(27,812,410)
Accounts receivable	(403,072)	(1,431,483)	(14,836,433)
Value added tax recoverable	120,710	(793,206)	(1,396,221)
Advances to suppliers	(289,430)	(4,369,335)	(8,479,625)
Prepaid and other current assets	(19,161)	(67,899)	(1,861,085)
Accounts payable	397,184	3,482,266	2,361,064
Other payable	(95,847)	18,122	640,104
Advances from suppliers and customers	255,629	2,549,686	324,890
Amounts due to related parties	96,380	241,741	(282,528)
Accrued warranty costs	87,685	174,451	530,826
Income tax payable	288,432	506,604	(1,027,100)
Other current liabilities	557,375	258,723	190,393
Deferred taxes	4,244	(67,877)	294,296
Prepaid-rental	—	—	(1,087,055)
Deferred taxes	4,244	(67,877)	294,296

Net cash provided by (used in) operating activities	439,550	(4,670,348)	(46,276,174)

Investing activities:
Increase in restricted cash	—	(85,204)	(686,214)
Purchases of property, plant and equipment	(253,570)	(560,793)	(7,113,912)
Proceeds from disposal of property, plant and equipment	1,321	—	30,157

Net cash used in investing activities	(252,249)	(645,997)	(7,769,969)

Financing activities:
Net proceeds from short-term borrowings	—	1,300,000	1,903,959
Proceeds from issuance of convertible notes	—	8,100,000	3,650,000
Issuance cost paid on convertible debt	—	(69,685)	(571,315)
Proceeds from issuance of common shares, net of issuance costs	—	—	83,323,942

Net cash provided by financing activities	—	9,330,315	88,306,586

Effect of exchange rate changes	(7,705)	207,146	370,521

Net increase in cash and cash equivalents	179,596	4,221,116	34,630,964
Cash and cash equivalents at the beginning of the year/period	1,879,083	2,058,679	6,279,795

Cash and cash equivalents at the end of the year/period	2,058,679	6,279,795	40,910,759

Supplemental disclosure of cash flow information:
Interest paid	—	(3,349)	(1,471,498)

Income taxes paid	(70,205)	(166,674)	(1,340,014)

Supplemental schedule of non-cash investing and financing activities:
Issuance cost included in other payable	—	571,315	—

Fixed assets cost included in other payable	—	—	41,657

Conversion of debt to equity	—	—	10,162,215

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Canadian Solar Inc. (“CSI”) was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

CSI and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through both CSI and operating subsidiaries established in the PRC, CSI Solartronics (Changshu) Co., Ltd. (“CSI Solartronics”), CSI Solar Technologies Inc. (“CSI Technologies”) ,CSI Solar Manufacture Inc. (“CSI Manufacturing”), CSI Solar Power Central Ltd., (“CSI Luoyang”) , CSI Solarchip International Co., Ltd.(“CSI Cells”) and Changshu CSI Advanced Solar Inc.(“CSI Advanced”) , in each of which CSI holds 100% interest.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of Consolidation

The consolidated financial statements include the financial statements of CSI and its wholly-owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts, allowance for inventory obsolescence, accrual for warranty, valuation of deferred tax assets, stock-based compensation and useful lives of property, plant and equipment, and intangible assets.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash represented bank deposit for import and export transactions through China Customs and for bank acceptance notes.

(e)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, tolling costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

The Company outsources portions of its manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received which is classified as “advances from suppliers and customers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly, “advances from suppliers and customers” and “-advances to suppliers” remain on the balance sheet until the processed inventory is repurchased.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Plant and machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Cost incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.

(g)	Intangible assets

Acquired software is recorded at cost, less accumulated amortization. The software is amortized over its 5-year estimated useful life on a straight-line basis.

(h)	Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

(i)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

(j)	Revenue recognition

Sales of modules and silicon material are recorded when products are delivered and title has passed to the customers. The Company only recognizes revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of the Company’s contracts provide that products are shipped under the term of free on board (“FOB”), Ex-works, or cost, insurance and freight (“CIF”). Under FOB, the Company fulfils its obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under Ex-works, the Company fulfils its obligation to deliver when it has made the goods available at its premises to the customer. The customer bears all costs and risks involved in taking the goods from the Company’s premises to the desired destination. Under CIF, the Company must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail in the port of shipment. Sales are recorded when the risk of loss or damage is transferred from the Company to the customers.

The Company also generates revenues from its implementation of solar development projects, consisting primarily of government-related assistance packages for its demonstration, promotion and feasibility projects and studies. Revenue is recognized when the service is completed and accepted by the customers.

(k)	Cost of revenue

Cost of revenue from modules includes production and indirect costs such as shipping and handling costs for products sold. Cost of revenue from silicon materials includes acquisition costs. Cost of revenue from solar development projects mainly includes labor costs and material costs associated with the projects.

(l)	Research and development

Research and development costs are expensed when incurred.

(m)	Advertising expenses

Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $nil, $6,034 and $55,448 for the years ended December 31, 2004, 2005 and 2006, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

(n)	Warranty cost

The Company’s solar modules and products are typically sold with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company has the right to repair or replace solar modules, at its option, under the terms of the warranty policy. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(o)	Foreign currency translation

The United States dollar (“U.S. dollar”), the currency in which a substantial amount of the Company’s transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations. The aggregate amount of exchange gain (loss) is $230,960, $ (106,059) and $ (481,019) for the years ended December 31, 2004, 2005 and 2006, respectively.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the statements of stockholders’ equity and comprehensive income/(loss).

(p)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $644,753 and $14,375,100 as of December 31, 2005 and 2006, respectively.

(q)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advance to suppliers. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

security against advance to suppliers, however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectation.

(r)	Fair value of derivatives and financial instruments

The carrying amounts of trade receivables, trade payables, short-term borrowings and accrued payroll and welfare approximate their fair values due to the short-term maturity of these instruments.

Because the Company’s convertible notes and common stock were not publicly traded before the convertible notes were converted to common shares on July 1, 2006. The Company relied solely on valuation models in determining these values. The valuation models include assumptions regarding discount rates, market multiples, lack of marketability discounts, and other assumptions that are highly subjective and judgmental. Changes to any of the assumptions used in the valuation model could materially impact the valuation results.

(s)	Earnings per Share

Basic income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(t)	Stock-based compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”). SFAS 123R requires us to use a fair-value based method to account for stock-based compensation. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. As required by SFAS 123R, we have made an estimate of expected forfeitures and are recognizing compensation cost only for those equity awards expected to vest.

(u)	Recently issued accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109, (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the fiscal years beginning after December 15, 2006, and will be applicable to the Company in the first quarter of fiscal 2007.

The cumulative effect of implementation of FIN 48 is approximately a $0.6 million increase in the liability for unrecognized tax benefits, which will be accounted for as a decrease in the January 1, 2007 balance of retained earnings.

In June 2006, Emerging Issues Task Force (“EITF”) issued consensus on Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF No. 06-03”). The Company is required to adopt the provisions of EITF No. 06-03 in the first quarter of fiscal 2007. The Company does not expect the provisions of EITF No. 06-03 to have a material impact on the Company’s financial position, cash flows or results of operations.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those fiscal years, with early adoption permitted. SFAS No. 157 will be applicable to the Company in the first quarter of fiscal 2007. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position, cash flow or results of operations.

3.	INVENTORIES

Inventories consist of the following:

	At December 31,	At December 31,
	2005	2006
	$	$

Raw materials	9,938,165	32,748,305
Work-in-process	778,742	5,261,990
Finished goods	1,445,681	1,689,756

	12,162,588	39,700,051

The Company made allowance for obsolescent inventories in the aggregate amount of $258,855, $nil and $266,254 during the years ended December 31, 2004, 2005 and 2006, respectively.

4.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE

The Company made allowance for doubtful accounts in the aggregate amount of $24,507, $nil and $62,318 during the years ended December 31, 2004, 2005 and 2006, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,	At December 31,
	2005	2006
	$	$

Leasehold improvements	122,724	205,342
Plant and machinery	728,796	1,179,131
Furniture, fixtures and equipment	116,554	227,314
Motor vehicles	60,831	219,106

Total	1,028,905	1,830,893
Less: Accumulated depreciation	(181,648)	(384,889)
Construction in process	84,701	6,463,602

Property, plant and equipment, net	931,958	7,909,606

Depreciation expense was $42,137, $81,879 and $205,124 for the years ended December 31, 2004, 2005 and 2006, respectively. Construction in process represents the production facilities under construction.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

6.	SHORT-TERM BORROWING

The short-term borrowings outstanding as of December 31, 2006 carried an average interest rate from 5.94% to 6.46% per annum, respectively. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans do not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout the year. These facilities contain no specific renewal terms. The amounts were guaranteed by certain independent financial institutions, for which the Company paid $62,534 for the year ended Dec 31, 2006.

7.	ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	At December 31,	At December 31,	At December 31,
	2004	2005	2006
	$	$	$

Beginning balance	78,896	166,581	341,032
Warranty provision	87,685	174,451	603,659
Warranty costs incurred	—	—	(70,018)

Ending balance	166,581	341,032	874,673

8.	CONVERTIBLE NOTES

On November 30, 2005, the Company signed a subscription agreement with a group of third-party investors to issue two tranches of convertible notes. The first tranche of notes with a principal value of $8,100,000 was issued on November 30, 2005. The second tranche of notes with a principal value of $3,650,000 was issued on March 30, 2006.

The terms of all two tranches of convertible notes are described as follows:

Maturity date.  The convertible notes mature on November 30, 2008.

Interest.  The note holders are entitled to receive interest at 2% per annum on the principal outstanding, in four equal quarterly installments, payable in arrears.

If the Company fails to pay any principal or interest amounts, or other payments in respect of the notes, when due, or if the convertible notes are not converted in full into common shares on the date requested by the note holders, the convertible notes shall bear an extraordinary interest, compounded at a rate of twelve percent (12%) per annum for any amounts of overdue principal, interest or other payment under the convertible notes.

If the Company has not completed a qualified initial public offering (defined as (i) an offering size of not less than $30,000,000, (ii) total market capitalization of not less than $120,000,000, and (iii) public float of not less than twenty-five percent (25%) of the enlarged share capital) prior to maturity of the convertible notes, the Company must pay an interest premium of ten percent (10%) per annum in respect of principal, paid and unpaid interest, unpaid dividends, and extraordinary interest.

Withholding taxes.  All payments in respect of the note will be made without withholding or deduction of or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of Hong Kong, Canada or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

Dividends.  The stockholder as of the issue date is entitled to all audited retained earnings as of 28 February 2006. The Company shall not declare or pay any dividend before the completion of a qualified initial public offering or redemption of all convertible notes, except with the prior written consent of all holders of the outstanding convertible notes.

Conversion.  The notes are convertible into 2,378,543 common shares at a conversion rate of $4.94 per share, representing 23.79% of the 10,000,000 total expected number of Common Shares to be issue on a Fully-Diluted Basis as set forth in the subscription agreement. The fair value of the Company’s common stock on November 30, 2005 was $5.67 per share. The notes are convertible (i) at any time after the date of issuance of such notes upon obtaining written consents from the note holders requesting conversion to common shares, and (ii) automatically upon the consummation of a qualified initial public offering. The conversion rate is subject to standard anti-dilutive adjustments and is also subject to adjustment in the event that (i) the Company’s audited profit after tax for the twelve month period ended February 28, 2006 is less than certain predefined amounts, (ii) the Company’s number of shares issued or issuable on a fully diluted basis is different from a predefined quantity at conversion, or (iii) the Company issues equity securities at a price below the conversion price then in effect.

The Company is required to bifurcate the conversion feature pursuant to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).

Redemption.  If the Company experiences an event of default under the subscription agreement (including but not limited to a change of control of the Company) prior to maturity and upon written demand from the note holders (referred to as “early redemption right”), the Company must pay the greater of (i) an interest premium of twelve percent (12%) per annum in respect of principal, paid and unpaid interest, unpaid dividends, and extraordinary interest, or (ii) the fair value of the Company’s common shares that would be held by the note holders on an if-converted basis. The Company is required to bifurcate the early redemption right pursuant to SFAS 133.

Liquidation preference.  The convertible notes are senior to any common shareholder claims in the event of liquidation.

Pledge of shares.  The Company’s sole shareholder pledged 1,133,684 shares to the note holders of convertible notes as of December 31, 2005. The pledge represents 20% of the shares held by the sole shareholder and are pledged as collateral for repayment of the convertible notes.

The $8,100,000 purchase price of convertible notes issued on November 30, 2005 was reduced by issuance costs of $641,000. The Company allocated $3,363,000 of the net proceeds of $7,459,000 to the compound embedded derivative liability which was comprised of the bifurcated conversion feature and the early redemption right, $843,996 to the freestanding financial instruments liability associated with the obligation to issue the second tranche of convertible debt to the investors and the investors’ option to subscribe for a third tranche of convertible debt, and $3,252,004 to the convertible debt. The resulting discount on the convertible debt is being amortized over the three year term using the straight-line method which approximates the effective interest rate method.

As of December 31, 2005, the fair values of the convertible debt, compound embedded derivative liability, the freestanding financial instrument liability were $11,595,000, $3,679,000, and $1,606,500, respectively. Changes in the fair value of the compound embedded derivative and the freestanding option, which is classified within the freestanding financial liability, are recognized at each reporting date and are classified as loss on change in value of derivatives in the statements of operations.

Subsequent to the November 30, 2005 issuance, the Company and the note holders amended the terms of the note agreement as follows:

•	On March 30, 2006, the Company and the note holders executed a supplemental agreement amending certain provisions related to events of default prior to conversion or maturity (as defined in the subscription

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

agreement). The original terms required that, in the event of default, the Company pay the note holders the greater of a 12% interest premium or the fair value of the common stock underlying the convertible notes on an if-converted basis. The terms of the supplemental agreement state that in an event of default the Company must pay an interest premium of 18% per annum. The terms of the original agreement created a provision which allowed for potential net settlement of the Company’s common shares, and accordingly, prior to the supplemental agreement, the Company was required to bifurcate the conversion option from the host debt instrument as it met the test of a derivative instrument. Since the supplemental agreement removed the net settlement provision the Company was no longer required to bifurcate the conversion option. Accordingly, on March 30, 2006, the Company derecognized the embedded derivative liability related to the conversion option. Because the early redemption put option continues to meet the definition of a derivative instrument after the March 30, 2006 modification, the early redemption option continues to be recorded by the Company as a derivative liability and reported at its fair value with changes in its fair value recognized in the statements of operations. The early redemption option was valued by an independent valuation using the Black-Scholes option pricing model.

•	In addition to revising the provisions related to events of default, the March 30, 2006 supplemental agreement revised the original subscription agreement to revise the profit after tax computation to exclude all costs and charges related to the issuance of the convertible notes, including all costs and charges related to the recording of the derivative and freestanding financial instruments associated with the convertible notes, including changes to their fair values. The supplemental agreement effectively requires that the Company achieve a profit after tax of $6 million for the 12-month period ended February 28, 2006, reduced by the amount of all costs and charges related to the issuance of the convertible notes and related derivative and freestanding financial instruments.

Additionally, the supplemental agreement revised the requirement under the original subscription agreement that the Company deliver to the note holders audited financial statements for the year ended December 31, 2004 of profit after tax of $1 million, and the eight-month period ended August 31, 2005 of profit after tax of $4.5 million, under IFRS and delivered to the note holders by January 31, 2006. The supplement agreement changed the date of delivery of the audited financial statements to April 30, 2006.

•	On June 9, 2006, the Company and the note holders executed a supplemental agreement removing the provision that would have given the note holders an adjustment on the conversion price in the event the Company’s profit after tax for the 12-month period ended February 28, 2006 was less than certain predefined amounts.

On July 1, 2006, the Company and the note holders executed a supplemental agreement amending the following provisions:

Interest  The note shall bear interest from the issuance date at the rate of 12% per annum on the principal amount of the note outstanding. Such interest shall be payable as follows:

(i) 2% per annum shall be payable in cash by four equal quarterly installments in arrears, and (ii) 10% per annum shall be payable in a balloon payment as at the date of conversion or redemption as the case may be.

Taxes  No withholding taxes shall be payable by the Company in respect of any amounts deemed under the Canadian income tax laws to constitute interest paid upon conversion of the note.

Conversion  The conversion price per common share shall be adjusted to be US$5.77 upon the full conversion of all notes of an aggregate principal amount of $11,750,000.

Share split  Immediately following the full conversion of all notes, the outstanding common shares owned by Dr. Xiaohua Qu and the note holders will be split on a 1.17 for 1 basis such that the aggregate shareholding of the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

note holders in the Company following the share split shall be 23.79%, or a conversion ratio of $4.94, effectively the original conversion ratio on a post-split basis.

On July 1, 2006, the notes of an aggregate principal amount of $11,750,000 were converted into 2,036,196 common shares.

On July 1, 2006, Dr. Xiaohua Qu, the sole shareholder prior to conversion of the notes entered into a put option agreement with the note holders to grant the note holders an option to sell back all the common shares from conversion of the notes to Dr. Xiaohua Qu at the principal amount of the notes of $11,750,000. The put option is exercisable from time to time in whole or in part (i) at any time from March 31, 2007 (inclusive) to April 10, 2007 (inclusive) in the event that the Company has not completed a Qualified IPO on or before March 31, 2007 or (ii) at any time after the occurrence and during the continuance of an event of default. On July 1, 2006, Dr. Xiaohua Qu, stockholder of the Company, pledged 6,757,000 shares in favor of the note holders. The put option terminated upon the initial public offering on November 9, 2006.

On July 11, 2006, the Board of Directors approved the share split on a 1.17 for 1 basis for the shares owned by Dr. Xiaohua Qu and the note holders. On October 19, 2006, the Board of Directors approved the share split on a 2.33 for 1 basis for 9,000,000 shares owned by Dr. Xiaohua Qu and the note holders. After the share split, 15,427,995 shares are owned by Dr. Xiaohua Qu, 5,542,005 are owned by the note holders. All share information relating to common shares of the Company in the accompanying financial statements have been adjusted retroactively.

When the note holders converted all of their convertible notes into the Company’s common shares on July 1, 2006, they acknowledged and agreed that Dr. Xiaohua Qu’s right to the Company’s retained earnings as of February 28, 2006 under the dividend provision of the convertible notes would remain in effect. The note holders and Dr. Xiaohua Qu agreed to give effect to Dr. Xiaohua Qu’s right by:

(i) the transfer to Dr. Xiaohua Qu of 108,667 common shares from the note holders; and

(ii) the issue under the Company’s stock-based compensation plan of (a) 116,500 restricted shares, and (b) options to purchase 46,600 common shares at an exercise price of $4.29 per common share, both with vesting periods of four years, to Hanbing Zhang, who is the wife of Dr. Xiaohua Qu.

Details of convertible notes as of December 31, 2005 and 2006 are as follows:

	Year Ended	Year Ended
	December 31, 2005	December 31, 2006
	$	$

Proceeds from issuance of convertible notes	8,100,000	—
Discount on debt	(4,713,329)	—

Convertible notes	3,386,671	—

Financial instruments related to convertible notes	1,107,084	—

		—
Fair value of conversion option	3,654,000	—
Fair value of early redemption option	25,000	—

Fair value of derivatives related to convertible notes	3,679,000	—

Discounts against the debt portion of convertible notes were amortized over the maturity period using the straight-line method which approximates the effective interest rate method. The change in fair value of the derivative liabilities of $316,000 and loss on financial instrument of $263,089 was charged to profit and loss for the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

year ended December 31, 2005. The change in fair value of the derivative liabilities of $6,997,000 and loss on financial instrument of $1,189,500 was charged to profit and loss for the year ended December 31, 2006.

9.	COMMON SHARES

On October 22, 2001, the Company issued 1,000,000 common shares to the sole stockholder, Dr. Xiaohua Qu.

Pursuant to the special resolution of the sole stockholder dated November 30, 2005, the Company split each of the common shares into 5.67 common shares in the share capital of the Company, which were adjusted retroactively, and Dr Xiaohua Qu is still the sole stockholder after the share split.

On July 1, 2006, the notes of an aggregate principal amount of $11,750,000 were converted into 2,036,196 common shares.

On July 11, 2006, the Board of Directors approved the share split on a 1.17 for 1 basis for all outstanding shares, which were adjusted retroactively.

On October 19, 2006, the Board of Directors approved the share split on a 2.33 for 1 basis for 9,000,000 shares owned by Dr. Xiaohua Qu and the note holders. After the share split, 15,427,995 shares are owned by Dr. Xiaohua Qu, 5,542,005 are owned by the note holders. All share information relating to common shares of the Company in the accompanying financial statements have been adjusted retroactively.

On November 15, 2006, the Company sold 6,300,000 common shares for gross proceeds of $94.5 million, and incurred issuance costs of $11,176,058.

10.	RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law.

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets of $4,598,861 and $51,607,479 as of December 31, 2005 and 2006, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

11.	INCOME TAX EXPENSE

The provision for income taxes is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31, 2004	December 31, 2005	December 31, 2006
	$	$	$

Income/(Loss) before income tax expense
Canada	223,521	(801,720)	(15,218,572)
Other	1,596,027	5,211,075	6,220,702

	1,819,548	4,409,355	(8,997,870)

Current Tax
Canada	147,999	142,666	(115,061)
Other	210,639	530,613	363,719

	358,638	673,279	248,658

Deferred Tax
Canada	(20,631)	(10,507)	263,309
Other	24,875	(57,370)	(79,973)

	4,244	(67,877)	183,336

Income tax expense	362,882	605,402	431,994

Deferred Tax
Issuance cost	—	—	909,261
Convertible debts	—	—	(161,095)
Accrued warranty costs	(16,235)	(31,979)	(180,141)
Tax loss	—	—	(241,349)
Other	20,479	(35,898)	(143,340)

	4,244	(67,877)	183,336

The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 36.12%.

The major operating subsidiaries, CSI Solartronics and CSI Manufacturing, are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax regulations (the “Income Tax Laws”). Pursuant to the PRC income tax law, foreign-invested manufacturing enterprises are subject to income tax at statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, CSI Solartronics is entitled to a preferential tax rate of 27% (24% of state income tax plus 3% of local income tax) as it is located in Changshu Coastal Economic Open-up Area. CSI Manufacturing is entitled to a preferential tax rate of 15% as it is located in Suzhou New & Hi-tech District Export Processing Zone.

Foreign-invested manufacturing enterprises are entitled to tax exemption from the state income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years. Local income tax is fully exempted during the tax holiday. As a result, CSI Solartronics was exempted from income tax for the two years ended December 31, 2003 and its applicable income tax rate is 12% for the three years ending December 31, 2006. CSI Manufacturing was exempted

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

from income tax for the two years ended December 31, 2006 and its applicable income tax rate is 7.5% for the three years ending December 31, 2009.

The principal components of the deferred income tax assets/ liabilities are as follows:

	At December 31,	At December 31,
	2005	2006
	$	$

Deferred tax assets:
Issuance cost — initial public offering	—	3,012,602
Issuance cost — convertible notes	—	137,390
Accrued warranty costs	62,640	242,091
Tax loss	—	241,349
Others	96,511	194,257

Total deferred tax assets	159,151	3,827,689

Analysis as:
Current	93,932	189,083
Non-current	65,219	3,638,606

	159,151	3,827,689

Deferred tax liabilities:
Unrealized profit	38,828	4,261
Issuance cost — convertible notes	20,555	—

Total deferred tax liabilities	59,383	4,261

Analysis as:
Current	59,383	4,261
Non-current	—	—

	59,383	4,261

Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2005	2006
	$	$	$

Combined federal and provincial income tax rate	36%	36%	36%
Expenses not deductible for tax purpose	7%	8%	7%
Tax exemption and tax relief granted to the Company (Note)	(14)%	(22)%	(45)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(7)%	(11)%	(2)%
Others	(2)%	3%	(1)%

	20%	14%	(5)%

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

Note:  The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2005	2006
	$	$	$

The aggregate dollar effect	255,249	953,804	1,429,352

Per share effect — basic and diluted	0.02	0.06	0.08

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New Tax Law. In addition, based on the New Tax Law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its tax holiday in the same year that the New Tax Law goes into effect, i.e. 2008. As such, CSI Technologies, CSI Luoyang, CSI Cells and CSI Advanced will begin their Tax Holiday in 2008 even if they are not yet profitable at the time.

Additionally, according to the new EIT law, foreign invested enterprises currently enjoying preferential treatment in the form of enterprise income tax reduction or exemption may continue to enjoy such treatment until the end of the preferential treatment period. As such, CSI Manufacturing will continue to enjoy the 50% EIT reduction for 2008 and 2009 as it entered its first profit making year in 2005.

12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2005	2006

Income/(Loss) available to common stockholder — basic and diluted	$1,456,666	$3,803,953	$(9,429,864)

Weighted average number of common shares — basic and diluted	15,427,995	15,427,995	18,986,498

Basic and diluted Income/(Loss) per share	$0.09	$0.25	$(0.50)

The Company issued convertible notes amounting to $8,100,000 in November 2005 and $3,650,000 in March 2006. In 2006, the Company granted 1,273,695 share options and 566,190 restricted shares to the employees and non-employees. These convertible notes, share options and restricted shares are excluded from the diluted income/(loss) per share calculation because they are all anti-dilutive for the years ended December 31, 2005 and 2006, respectively.

13.	RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

The amount due to related party includes a loan payable to Dr. Xiaohua Qu, a director and stockholder, who has beneficial interest in the Company, and consulting fees payable to both Swift Allies Inc., owned by Dr. Xiaohua Qu, and S&B, owned by Bob Patterson, a vice president of the Company. The loan was used for business expansion.

The amount of loan payable and consulting fee payable are unsecured, interest free and has no fixed repayment term.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

Related party transactions:

During the years ended December 31, 2004, 2005 and 2006, the Company paid consulting fees to Swift Allies Inc. in the amount of $152,430, $172,298 and $nil, respectively.

During the years ended December 31, 2004, 2005 and 2006, the Company paid consulting fees to S&B in the amount of $29,624, $60,495 and $nil, respectively.

14.	COMMITMENTS

a)  Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 3 to 15 months and are renewable upon negotiation. Rental expense was $32,315, $129,269 and $218,785 for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2006 were as follows:

December 31	$

2007	221,751
2008	96,203

Total	317,954

b)  Commitments

As of December 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated $9,653,924. The Company has entered into several purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2006, future minimum purchases remaining under the agreements approximated $10,244,983.

15.	SEGMENT INFORMATION

The Company primarily operates in a single reportable business segment that includes the design, development, and manufacture of solar power products. “Other” represents the Company’s activities in developing solar development projects which do not meet the criteria necessary to be presented as a reportable segment nor for aggregation with the Company’s solar power products segment.

	Year Ended December 31, 2004
	Solar
	Power
	Products	Other	Total
	$	$	$

Revenues from external customers	8,941,219	743,601	9,684,820
Cost of revenue	5,893,669	571,522	6,465,191
Interest income	11,201	—	11,201
Interest expenses	—	—	—
Segment profit	1,346,535	110,131	1,456,666
Segment assets	6,144,992	—	6,144,992

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

	Year Ended December 31, 2005
	Solar
	Power
	Products	Other	Total
	$	$	$

Revenues from external customers	17,895,383	428,417	18,323,800
Cost of revenue	10,885,165	325,713	11,210,878
Interest income	21,721	—	21,721
Interest expenses	239,225	—	239,225
Segment profit	3,738,222	65,731	3,803,953
Segment assets	27,099,319	330,698	27,430,017

	Year Ended December 31, 2006
	Solar
	Power
	Products	Other	Total
	$	$	$

Revenues from external customers	68,144,422	67,834	68,212,256
Cost of revenue	55,804,125	67,834	55,871,959
Interest income	362,528	—	362,528
Interest expenses	2,193,551	—	2,193,551
Segment loss	(9,429,864)	—	(9,429,864)
Segment assets	129,633,757	—	129,633,757

The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2005	2006
	$	$	$

Europe:
— Germany	6,498,524	13,800,581	38,787,860
— Others	126,701	1,462,718	13,192,923

Europe Total	6,625,225	15,263,299	51,980,783
China	109,074	504,410	14,091,562
North America	2,853,078	2,555,805	2,030,850
Others	97,443	286	109,061

Total net revenues	9,684,820	18,323,800	68,212,256

Substantially all of the Company’s long lived assets are located in the PRC.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

16.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2005	2006
	$	$	$

Company A	—	—	9,737,337
Company B	—	1,100,725	9,189,588
Company C	—	6,739,649	6,893,121
Company D	1,297,996	2,556,107	—
Company E	1,580,832	1,473,048	575,195
Company F	992,853	618,315	—
Company G	1,244,693	115,602	—

The accounts receivable from the 3 customers with the largest receivable balances represents 35%, 30% and 10% of the balance of the account at December 31, 2005 and 26%, 24% and 18% of the balance of the account at December 31, 2006, respectively.

17.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 19% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $29,681, $52,284 and $79,982 for the years ended December 31, 2004, 2005 and 2006, respectively.

In addition, the Company is required by PRC law to contribute approximately 9%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for these benefits was $37,591, $58,122 and $87,281 for the years ended December 31, 2004, 2005 and 2006, respectively.

18.	SHARE OPTIONS

Prior to 2006, the Company did not grant share-based awards to employees, directors or external consultants who rendered services to the Company.

On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors or external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of two percent (2%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the Board of Directors or a committee designated by the Board. The share incentive plan will expire on, and no awards may be granted after March 15, 2016. Under the terms of the share incentive plan, options are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

Options to Employees

For all the options granted during the year ended December 31, 2006, the fair value of the option at the date grant resulted in total unrecorded share-based compensation cost of approximately $15.4 million that will be amortized over a weighted-average vesting period of 2.97 years. During the year ended December 31, 2006, $3,612,911 was amortized as compensation expenses. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2006.

Prior to November 15, 2006, the date of our initial public offering, the derived fair value of the ordinary shares underlying the options was determined by management based on a number of factors, including a retrospective third-party valuation using generally accepted valuation methodologies. Such methodologies included a weighted average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company,

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing model (“BSM model”) that uses highly subjective assumptions. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of Chinese International Bond.

The following weighted-average assumptions were used in the BSM model:

2006

Risk-free rate of return	5.53%
Expected option life	6.13 years
Volatility rate	68%
Dividend yield	—

The weighted-average fair value of options granted during the year ended December 31, 2006 was $13.00.

A summary of the option activity is as follows:

			Weighted
		Weighted	Average
	Number	Average	Remaining	Aggregate
	of Options	Exercise Price	Contract Terms	Intrinsic Value
		$		$

Options outstanding at January 1, 2006	—	—

Granted	1,384,370	4.09

Exercised	—	—

Cancelled or Forfeited	(110,675)	3.38

Options outstanding at December 31, 2006	1,273,695	4.15

Options vested or expected to vest at December 31, 2006	1,183,231	4.28	9 years	13,716,333

Options exercisable at December 31, 2006	116,500	12.86	9 years	228,900

The total fair value of options vested in 2006 was $1,004,800.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

As of December 31, 2006, there was $11,740,800 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Option Plan, which is expected to be recognized over a weighted-average period of 2.94 years.

Restricted shares to Employees and Non-employees

The Company granted 333,190, 116,500 and 116,500, restricted shares to directors, executive officers and others in May 2006, June 2006 and July 2006, respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four years based on the specific terms of the grants. The difference between the exercise price of the options and the fair market value of the Company’s ordinary share at the date of grant resulted in total compensation cost of approximately $8.6 million that was to be amortized over the vesting period. During the year ended December 31, 2006, $2,531,968 was amortized as compensation expenses.

As of December 31, 2006, there was $6,147,920 of total unrecognized share-based compensation related to non-vested restricted share award. That cost is expected to be recognized over an estimated weighted average amortization period of 1.81 years.

A summary of the status of the Company’s nonvested restricted share as of December 31, 2006, is presented below:

		Weighted Average
		Grant-Date
	Number of Shares	Fair Value
		$

Nonvested at January 1, 2006	—	—
Granted	566,190	16.01
Exercised	—	—
Cancelled or Forfeited	—	—

Nonvested at December 31, 2006	566,190	16.01

19.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the following events occurred:

a) On Jan 23, 2007, the company signed a long term supply contract with Deutsche Solar, the wafer manufacturing subsidiary of Solar World Group of Germany. Under the contract, Deutsche Solar will supply to CSI approximately 180 million Euro worth of Solsix-Multi 6” wafers over a 12 year period. Initial deliveries will start immediately, with full annual quantity deliveries to commence in January of 2009.

b) On, Jan 30, 2007, the company signed a sales and distribution contract with Pro solar Solarstrom GmbH in Germany. Under the terms of this contract, CSI will supply to Pro solar Solarstrom its high-quality photovoltaic solar modules, in particular the newly certified model CS6P-210, which yields 210-240 W electrical output from a single module. The contract is expected to have an estimated annual value of approximately $30 million to $40 million in 2007.

c) On March 31, 2007, the Company and JA Solar Holdings Co., Ltd. (“JA Solar”) (NASDAQGM: JASO) signed a supply agreement valued at approximately US$50 million to US$60 million from April to December 2007.. Under the agreement, JA Solar will supply solar cells to CSI for use in CSI’s solar modules. Initial deliveries will start immediately.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 — (Continued)

d) Share-based compensation plan to employees

The Company granted 86,890 and 11,650 share options to employees and non employees in March 2007 and April 2007, respectively.

e) Chinese Bank Credit Financing

On March 15, 2007 CSI Solartronics executed two agreements with Industrial and Commercial Bank of China for a couple of working capital loans of RMB 20 million (USD2.6 million). The above two facility have terms of six months and twelve months respectively and bears interest at 6.138  % per annum. The loans were guaranteed by a third party guarantor.

On March 27, 2007, CSI Solartronics executed an agreement with Construction Bank of China for a working capital loan of RMB 30 million (USD 3.9 million) with a term of 12 months and annual interest rate of 7.029%. The loan was guaranteed by a third party guarantor and Dr. Xiaohua Qu.

Additional Information — Financial Statements Schedule 1

Canadian Solar Inc.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Financial information of parent company

Balance Sheets

	December 31, 2005	December 31, 2006
	$	$
	(In U.S. dollars)

ASSETS
Current assets:
Cash and cash equivalents	4,527,193	16,345,243
Accounts receivable, net of allowance for doubtful accounts of $Nil and $Nil on December 31, 2005 and 2006	1,934,758	2,336,966
Inventories	1,864,056	2,219,710
Advances to suppliers	2,830,270	5,300,059
Amount due from related parties	9,959,259	26,944,177
Prepaid and other current assets	92,182	466,115

Total current assets	21,207,718	53,612,270
Investment in subsidiaries	11,354,112	65,304,847
Deferred tax assets	61,080	3,609,424

TOTAL ASSETS	32,622,910	122,526,541

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short-term borrowing	1,300,000	—
Accounts payable	3,388,425	499,784
Other payable	876,583	8,967
Advances from suppliers and customers	2,445,903	838,033
Income tax payable	317,164	112,184
Amounts due to related parties	8,005,223	6,218,885
Embedded Derivatives related to convertible notes	3,679,000	—
Other current liabilities	560,756	1,341,053

Total current liabilities	20,573,054	9,018,906
Accrued warranty costs	328,034	603,780
Convertible notes	3,386,671	—
Financial instruments related to convertible notes	1,107,084	—
Other non-current liabilities	260,987	—

TOTAL LIABILITIES	25,655,830	9,622,686

Stockholder’s equity:
Common shares — no par value: unlimited authorized Shares,15,427,995 shares issued and outstanding, as of December 31, 2005; 27,270,000 shares issued and outstanding, as of December 31, 2006	210,843	97,302,391
Additional paid-in capital	—	17,333,897
Retained earnings (accumulated deficit)	6,647,167	(2,782,697)
Accumulated other comprehensive income	109,070	1,050,264

Total stockholder’s equity	6,967,080	112,903,855

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	32,622,910	122,526,541

Financial information of parent company

Statements of (Loss) Income

	Year Ended	Year Ended	Year Ended
	December 31, 2004	December 31, 2005	December 31, 2006
	$	$	$
	(In U.S. dollars)

Modules
Net revenues:
Product	15,585,017	28,695,764	77,410,745
Others	743,601	428,417	16,767

Total net revenues	16,328,618	29,124,181	77,427,512

Cost of revenues:
Product	14,466,642	27,804,922	74,827,384
Others	743,601	428,417	16,767

Total cost of revenues	15,210,243	28,233,339	74,844,151

Gross profit	1,118,375	890,842	2,583,361

Operating expenses:
Selling expenses	235,845	3,600	2,510,642
Research and development	—	—	76,084
General and administrative expenses	669,553	888,283	5,903,722

Total operating expenses	905,398	891,883	8,490,448

(Loss)/income from operations	212,977	(1,041)	(5,907,087)
Other income (expenses):
Interest expenses	—	(239,225)	(1,598,415)
Interest income	10,544	17,634	304,636
Loss on change in fair value of derivatives	—	(316,000)	(6,997,000)
Loss on financial instruments related to convertible notes	—	(263,089)	(1,189,500)
Other-net	—	—	(43,969)

Income/(Loss) before taxes	223,521	(801,721)	(15,431,335)
Income tax expenses	(127,367)	(132,159)	(125,606)

Equity in earnings of subsidiaries	1,360,512	4,737,833	6,127,077

Net Income/(Loss)	1,456,666	3,803,953	(9,429,864)

Earnings/(Loss) per share-basic and diluted	$0.09	$0.25	$(0.50)

Shares used in computation-basic and diluted	15,427,995	15,427,995	18,986,498

Financial information of parent company

Statements of Stockholder’s Equity and Comprehensive Income/(Loss)

					Accumulated
			Additional	Retained Earnings	Other	Total	Total
	Common		Paid in	(Accumulated	Comprehensive	Stockholder	Comprehensive
	Shares		Capital	Deficit)	Income (Loss)	Equity	Income
	Number	$	$	$	$	$	$
		(In U.S. dollars)

Balance at December 31, 2003	15,427,995	210,843	—	1,386,548	(84,966)	1,512,425
Net income	—	—	—	1,456,666	—	1,456,666	1,456,666
Foreign currency translation Adjustment	—	—	—	—	(7,705)	(7,705)	(7,705)

Balance at December 31, 2004	15,427,995	210,843	—	2,843,214	(92,671)	2,961,386	1,448,961

Net income	—	—	—	3,803,953	—	3,803,953	3,803,953
Foreign currency translation Adjustment	—	—	—	—	201,741	201,741	201,741

Balance at December 31, 2005	15,427,995	210,843	—	6,647,167	109,070	6,967,080	4,005,694

Net loss	—	—	—	(9,429,864)	—	(9,429,864)	(9,429,864)
Share-based compensation	—	—	6,144,879	—	—	6,144,879
Conversion of convertible notes	5,542,005	10,162,215	—	—	—	10,162,215
De-recognition of conversion option derivative liability	—	—	10,928,031	—	—	10,928,031
Issuance of ordinary shares Pursuant to initial public offering	6,300,000	83,323,942	—	—	—	83,323,942
Deferred tax associated with IPO issuance cost	—	3,605,391	—	—	—	3,605,391
Forgiveness of payable to shareholders	—	—	260,987	—	—	260,987
Foreign currency translation Adjustment	—	—	—	—	941,194	941,194	941,194

Balance at December 31, 2006	27,270,000	97,302,391	17,333,897	(2,782,697)	1,050,264	112,903,855	(8,488,670)

Financial information of parent company

Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31, 2004	December 31, 2005	December 31, 2006
	$	$	$
	(In U.S. dollars)

Operating activities:
Net (loss)/income	1,456,666	3,803,953	(9,429,864)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful debts	24,507	—	17,445
Loss on fair value change of derivatives	—	316,000	6,997,000
Loss on financial instruments related to convertible notes	—	263,089	1,189,500
Amortization of discount on debt	—	134,666	722,053
Gain on acquisition of equity interest	—	—	—
Equity in earnings of subsidiaries	(1,360,511)	(4,737,835)	(6,127,077)
Share based compensation	—	—	6,144,879
Changes in operating assets and liabilities:
Inventories	(180,943)	(1,677,940)	(355,654)
Accounts receivable	(403,072)	(1,299,079)	(402,208)
Amounts due from related parties	(5,531,390)	(3,941,319)	(16,984,917)
Advances to suppliers	(230,969)	(2,584,264)	(2,469,789)
Other current assets	4,081	(45,092)	(316,269)
Accounts payable	243,536	2,811,156	(2,888,641)
Other payable	254,425	3,538	(296,300)
Advances from suppliers and customers	184,391	2,244,762	(1,607,870)
Amounts due to related parties	5,961,201	798,227	(1,786,340)
Accrued warranty costs	86,295	166,819	275,746
Income tax payable	84,157	114,081	(256,834)
Other current liabilities	154,791	238,541	800,853
Deferred taxes	(20,631)	(10,507)	168,049

Net cash provided by (used in) operating activities	726,534	(3,401,204)	(26,606,238)

Investing activities:
Investment in subsidiaries	(227,329)	(3,468,291)	(46,800,000)

Net cash used in investing activities	(227,329)	(3,468,291)	(46,800,000)

Financing activities:
Net proceeds from short-term borrowings	—	1,300,000	(1,300,000)
Proceeds from issuance of convertible notes	—	8,100,000	3,650,000
Issuance cost paid on convertible notes	—	(69,685)	(571,315)
Proceeded from issuance of common shares, net of issuance costs	—	—	83,323,942
Net cash provided by financing activities	—	9,330,315	85,102,627

Effect of exchange rate changes	(7,706)	201,741	(46,184)

Net increase in cash and cash equivalents	491,499	2,662,561	11,818,050
Cash and cash equivalents at the beginning of the year	1,373,133	1,864,632	4,527,193

Cash and cash equivalents at the end of the year	1,864,632	4,527,193	16,345,243

Supplemental disclosure of cash flow information:
Interest paid	—	(3,349)	876,362)

Income taxes paid	(63,841)	(28,584)	—

Supplemental schedule of non-cash investing and financing activities:
Issuance cost included in other payable	—	571,315	—

Conversion of debt to equity	—	—	10,162,215

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANADIAN SOLAR INC.

By:	/s/ Shawn Qu

Name:	Shawn Qu
Title:	Chairman, President and
Chief Executive Officer

Date: May 29, 2007