Form 20-F
period 2007-12-31
Canadian Solar Inc.
filed 2008-06-03
CIK 1375877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.
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

199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(Address of principal executive offices)

Bing Zhu, Chief Financial Officer
675 Cochrane Drive
East Tower, 6th Floor
Markham, Ontario L3R 0B8
Tel: (1-905) 530-2334
Fax: (1-905) 530-2001
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common shares with no par value	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

27,320,389 common shares issued and outstanding, excluding 566,190 restricted shares, which were subject to restrictions on voting, divided rights and transferability, as of December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17	☐ Item 18 ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17	☐ Item 18 ☐

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

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“CSI,” “we,” “us,” “our company” and “our” are to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries;

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“C$” and “Canadian $” are to the legal currency of Canada;

•	“€” and “Euro” are to the legal currency of the European Union; and

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 2, 2008, the noon buying rate was RMB6.9325 to $1.00.

FORWARD-LOOKING INFORMATION

The information in this annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar power;

•	our beliefs regarding the future shortage or availability of the supply of high-purity silicon;

•	our beliefs regarding the acceleration of adoption of solar power technologies and the continued growth in the solar power industry;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and improved profitability;

•	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;

•	our beliefs and expectations regarding the use of upgraded metallurgical grade silicon materials (UMgSi) and solar power products made of this material;

•	our ability to continue developing our in-house solar components production capabilities and our expectations regarding the timing and production capacity of our internal manufacturing programs;

•	our beliefs regarding our securing adequate silicon and solar cell requirements to support our solar module production;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

Known and unknown risks, uncertainties and other factors, may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.  Selected Financial Data

Selected Consolidated Financial and Operating Data

The following selected statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

The audited financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. Our selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and our consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands of US$, except share and per share data, and operating data and percentages)

Statement of operations data:
Net revenues	$4,113	$9,685	$18,324	$68,212	$302,798
Net income/(loss)	$761	$1,457	$3,804	$(9,430)	$(210)
Earnings/(loss) per share, basic and diluted	$0.05	$0.09	$0.25	$(0.50)	$(0.01)
Shares used in computation Basic and diluted	15,427,995	15,427,995	15,427,995	18,986,498	27,283,305
Other financial data:
Gross margin	42.3%	33.2%	38.8%	18.1%	7.8%
Operating margin	15.6%	19.0%	28.5%	1.6%	(0.6)%
Net margin	18.5%	15.0%	20.8%	(13.8)%	(0.1)%
Selected operating data:
Products sold (in MW)
— Standard solar modules	$—	$1.8	$3.4	$14.7	$83.4
— Specialty solar modules and products	$0.7	$0.4	$0.7	$0.2	$—

Total	$0.7	$2.2	$4.1	$14.9	$83.4

Average selling price (in $ per watt)
— Standard solar modules	$—	$3.62	$3.92	$3.97	$3.75

	As of December 31,
	2003	2004	2005	2006	2007
	(In thousands of US$, except share data)

Balance Sheet Data:
Total assets	3,053	6,145	27,430	129,634	284,503
Long-term debt	—	—	—	—	17,866
Convertible notes	—	—	3,387	—	75,000
Number of shares outstanding	15,427,995	15,427,995	15,427,995	27,270,000	27,320,389	(1)

(1)	Excluding 566,190 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2007.

Exchange Rate Information

Our manufacturing activities are primarily conducted in China and a portion of our expenses are denominated in RMB. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of RMB into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB7.2946 to $1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 2, 2008, the noon buying rate was RMB6.9325 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High

2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0151
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 2)	6.9325	6.9325	6.9325	6.9325

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

The current industry-wide shortage of high-purity silicon may constrain our revenue growth and decrease our margins and profitability.

We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof package, and products that use solar modules. High-purity silicon is an essential raw material in the production of solar cells and is also used in the semiconductor industry generally. While we do have in-house solar cell manufacturing capabilities, we continue to depend on solar wafer and cell supplies from a few producers. There is currently an industry-wide shortage of high-purity silicon because of increased demand as a result of recent expansions of, and increased demand in, the solar power and semiconductor industries. The shortage of high-purity silicon has driven the overall increase in silicon feedstock prices. For example, according to the March 2007 and 2008 reports by Solarbuzz, a leading professional magazine for the solar industry, the average long-term silicon feedstock contracted price increased from approximately $28-32 per kilogram in 2004 to $65-75 per kilogram in 2008. Prices of silicon feedstock obtained through spot purchases or short-term contracts went as high as $400 per kilogram in 2007, peaking in the second half of 2007 but were at $250 per kilogram for three-month supply contracts. The shortage of high-purity silicon has also resulted in a shortage of, and significant price increases for, solar cells. Solarbuzz cites that mainstream multicrystalline silicon cell prices in Euros increased from the first quarter of 2006 to the first quarter of 2007 by an average of 8%, while monocrystalline silicon photovoltaic (PV) cell prices in Euros increased by a similar proportion. Multicrystalline silicon cell prices in Euros decreased from the first quarter of 2007 to the first quarter of 2008 by an average of 9%, while monocrystalline silicon PV cell prices in Euros decreased by a similar proportion. The blended average (mono and multi) cell prices in Euros decreased from the first quarter of 2007 to the first quarter of 2008 by 8.5%.

The average price of silicon feedstock and solar cells remained high in 2007. Any further increase in the demand from the semiconductor industry will compound the shortage and price increases. The shortage of high-purity silicon has constrained our revenue growth in the past and may continue to do so. Increases in the prices of silicon feedstock and solar cells have in the past increased our production costs and may impact our cost of revenues and net income in the future. The production of high-purity silicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of high-purity silicon are under construction, we do not believe that the supply shortage will be alleviated in the very near term. We expect that demand for high-purity silicon will continue to outstrip supply for the foreseeable future. Furthermore, if we cannot fulfill our solar cell needs through internal production and obtain solar wafers and solar cells externally at commercially viable prices, this could adversely affect our margins and operating results. This would have a material negative impact on our business and operating results.

If we are unable to secure an adequate and cost effective supply of solar wafers, solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected.

Solar cells are the most important component of solar module products. We engage in vertical integration of our supply chain to secure a sufficient and cost-effective supply of solar cells through a combination of internal solar cell component manufacturing and also our sourcing of silicon feedstock, toll manufacturing arrangements with suppliers of ingots, wafers and cells and direct purchases from solar cell suppliers. However, the industry-wide shortage of polysilicon and silicon wafers has resulted in sharp increases and significant volatility in polysilicon and silicon wafer prices since 2003. Although we seek to control our costs of raw materials by planning and managing the timing of our spot market purchases, there is no assurance that we will accurately predict future pricing trends or that we can achieve our objective of securing adequate quantities of polysilicon and silicon wafers at competitive prices. We believe the average price of polysilicon and silicon wafers will remain high and could increase further in the near term. The increasing price of polysilicon and silicon wafers has largely contributed to the increase in our production costs for PV cells and modules in the past three years and may continue to have the same effect in the future, notwithstanding our continuing efforts to use polysilicon and silicon wafers more efficiently. In addition, we may not be able to pass to our customers our increased production costs resulting from, among other things, the increased costs of polysilicon and silicon wafers. Despite the rise in the price of polysilicon and silicon wafers, PV module manufacturers worldwide are expanding their production capacities in response to the growing popularity worldwide of PV products. We believe that such capacity expansion, particularly in markets where government subsidies for solar energy consumption are declining, will cause a gradual decline in the price of PV modules, which may more than offset any cost savings from technological improvements that lead to a more efficient use of polysilicon and silicon wafers.

While we have been able to secure silicon to meet our production needs in the past, due to ongoing industry shortages of silicon feedstock, solar wafers and solar cells, we cannot assure you that we will be able to continue to successfully manage our supply chain and secure an adequate and cost-effective supply of solar cells. For example, we have entered into several long-term contracts with silicon raw material suppliers, but we cannot assure you that we will be able to obtain adequate supplies from them under these contracts or from other suppliers in sufficient quantities and at commercially viable prices in the future. Moreover, toll manufacturing arrangements may not be available to us in the future or at higher volumes, in particular as high-purity silicon becomes more readily available in the future, which could have an adverse effect on our margins and profitability. While we produce solar cells internally to meet a portion of our solar cell needs, we cannot guarantee you that we will be able to successfully produce enough solar cells to supplement our solar cell needs. If we are unable to procure an adequate supply of solar cells, either via contractual arrangements providing solar cells to us at commercially viable prices or through in-house production, we may be unable to meet the demand for our products and could lose our customers and market share, and our margins and revenues could decline.

In addition, while we have been able to generate cost savings in the past through our recycling of reclaimable silicon, we cannot assure you that we will be able to secure sufficient reclaimable silicon at higher volumes and reasonable prices in the future as we believe there is a limited supply of reclaimable silicon available in the market and intensified competition for these materials as a result of new competitors entering the market. Recently, there has been increased scrutiny by the Chinese Customs authorities on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory. This has created certain disruptions to our silicon reclamation business. Since December 2006, 1.2 tons of our scrap silicon has been under detention by the Chinese Customs authorities. In August 2007, following testing by Chinese Customs authorities, one-fourth of this amount was identified by them as prohibited solid waste. In April 2008, the Chinese Customs authorities ordered us to return the detained 1.2 tons of scrap silicon to its point of origin. They did not impose any fines or subject us to further administrative actions. We are actively working with local industry groups, the Chinese Customs authorities and the Chinese Environment Protection Administration to define new procedures and regulations governing scrap silicon. These new regulations may increase the cost of reclamation and limit our ability to sustain or expand our silicon reclamation program. If we are unable to secure a sufficient supply of reclaimable silicon at reasonable prices and reclaim this silicon on a cost-efficient basis, we cannot assure you that we will be able to save cost through our reclamation program and maintain our profit margin as a result of further negative changes in the government policy.

Advance payments to our polysilicon and silicon wafer suppliers and credit term sales offered to some of our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under existing supply contracts with many of our multi-year silicon wafer suppliers, and consistent with industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for silicon wafer supplies. In many such cases, the advance payments are made in the absence of receiving collateral for such payments. Moreover, we offer some of our customers short term and/or medium term credit sales based on our relationship with them and market conditions, also in the absence of receiving collateral. As a result, our claim for such payments or sales credit would rank as unsecured claims, which would expose us to the credit risks of our suppliers and/or customers in the event of their insolvency or bankruptcy. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our cost of revenues and profitability.

We have in the past secured, and plan to continue to secure, our supply of polysilicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In the past three years, we entered into supply contracts with some of our suppliers under which these suppliers agreed to provide us with specified quantities of silicon wafers, and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of polysilicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our profitability may be materially reduced.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We compete with a large number of competitors in the solar module market. These include international competitors such as BP Solar International Inc., or BP Solar, Sharp Solar Corporation, or Sharp Solar, SolarWorld AG, or SolarWorld, and competitors located in China such as Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Company Limited, Solarfun Power Holdings Co., Ltd. and Trina Solar Limited. We expect to face increasing competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. For example, some of our competitors are developing or currently producing products based on alternative solar technologies, such as thin film photovoltaic materials, which they believe will ultimately cost the same as or less than crystalline silicon technologies, which we use. Solar modules produced using thin film materials, such as amorphous silicon, cadmium telluride and copper indium gallium diselenide (CIGS) technology, require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. We may also face competition from semiconductor manufacturers, several of which have either announced plans to start or have already commenced production of solar modules. In addition, from a technological and capital investment point of view, the entry barriers are relatively low in the solar module manufacturing business given the low capital requirements and relatively little technological complexity involved. Due to the scarcity of high-purity silicon, supply chain management, access to financing and establishment of name brand recognition and a strong customer base are key entry barriers at present. However, if high-purity silicon supplies increase, some of these barriers may disappear or lessen and many new competitors may enter into the industry resulting in rapid industry fragmentation and loss of our market share.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demand or to devote greater resources to the development, promotion and sales of their products than we can. The sale of our solar module products generated 97.7% and 87.6% of our net revenues in 2005 and 2006, respectively, and 96.0% for 2007. Many of our competitors have more diversified product offerings and may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

In the immediate future, we believe that in order to remain competitive, we will need to continue focusing on securing silicon feedstock and solar wafers for our in-house solar cell manufacturing needs and expanding our internal production capacity, developing our in-house solar wafer manufacturing capacity, maintaining strategic relationships with a few select suppliers to fulfill our remaining solar cell and solar wafer needs and increasing our sales and marketing efforts to secure customer orders. Many of our competitors have greater access to silicon raw materials and cell supply, including stronger strategic relationships with leading global and domestic silicon feedstock suppliers, or have more significant silicon wafer and cell manufacturing capabilities. We believe that as the supply of high-purity silicon stabilizes and customers become more knowledgeable and selective, the key to competing successfully in the industry will shift to more traditional sales and marketing activities. We have conducted very limited advertising to date, focusing primarily on medium to larger sized solar power distributors and integrators in the European market in the past, and cannot assure you that we will be able to make that transition successfully. The greater name recognition of some of our competitors may make it difficult for us to compete as a result of this industry transition. In addition, the solar power market in general competes with other sources of renewable energy and conventional solar power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer.

Evaluating our business and prospects may be difficult because of our limited operating history.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began business operations in October 2001 and shipped our first solar module products in March 2002. With the rapid growth of the solar power industry, we have experienced a high growth rate since our inception and, in particular, since 2004 after we began to sell standard solar modules. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve growth rates in future periods similar to those we have experienced in recent periods, and our business model at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

Our quarterly operating results may fluctuate from period to period in the future.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

•	the average selling prices of our solar modules and products;

•	the availability and pricing of raw materials, particularly high-purity silicon and reclaimable silicon;

•	the availability, pricing and timeliness of delivery of solar cells and wafers from our suppliers and toll manufacturers;

•	the rate and cost at which we are able to expand our internal manufacturing capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	the impact of seasonal variations in demand linked to construction cycles and weather conditions, with purchases of solar products tending to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems;

•	timing, availability and changes in government incentive programs and regulations, particularly in our key and target markets;

•	unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	availability of financing for on-grid and off-grid solar power applications;

•	unplanned additional expenses such as manufacturing failures, defects or downtime;

•	acquisition and investment related costs;

•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly in the Euro, U.S. dollar and RMB;

•	our ability to establish and expand customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our products;

•	our ability to successfully develop, introduce and sell new or enhanced solar modules and products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment; and

•	increases or decreases in electric rates due to changes in fossil fuel prices or other factors.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses will be fixed in the short-term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our share price could decline, perhaps substantially.

The reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products, our revenues, profits and margins to decline.

We believe that the near-term growth of the solar power market, particularly for on-grid applications, depends in large part on the availability and size of government subsidies and economic incentives. Because a substantial portion of our sales is made in the on-grid market, the reduction or elimination of government subsidies and economic incentives may adversely hinder the growth of this market or result in increased price competition, which could cause our revenues to decline.

Presently, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations. Governments around the world have used different policy initiatives to accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, and many of the states in Australia and the United States. Examples of customer-focused financial incentives include capital cost rebates, feed-in tariffs, tax credits and net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether, or governmental entities could reprioritize solar initiatives that they have launched. For example, according to Solarbuzz, plans by the Shanghai municipal government to install solar energy heating systems on 100,000 rooftops have stalled. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a scale of economy sufficient to be cost-effective in a non-subsidized market place could result in decreased demand for our products and decrease our revenues, profits and margins.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies have been modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar module products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, pricing regulations and policies may place limits on our ability to increase the price of our solar module products in response to increases in our solar raw material costs, including solar cells.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. For example, the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, is a general directive. Each European Union member state will adopt its own enforcement and implementation policies using the directive as a guide. Therefore, there could be many different versions of this law that we will have to comply with to maintain or expand our sales in Europe. Any new government regulations or utility policies pertaining to our solar module products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar module products. In particular, any changes to existing regulations and policies or new regulations and policies in Germany could have a material adverse effect on our business and operating results. Sales to customers located in Germany accounted for 75.3% and 56.9% of our net revenues in 2005 and 2006, respectively, and 68.3% for 2007, in part because of the availability and amounts of government subsidies and economic incentives in Germany.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry is not as readily available as for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Spain, Korea, Italy and Greece, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power, geothermal and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down;

•	deregulation of the electric power industry and broader energy industry; and

•	changes in seasonal demands for our products.

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

We may be unable to procure adequate sources of needed capital due to market conditions beyond our control, which may adversely impact our ability to grow our business.

Our operations are capital intensive. Despite our ability as a publicly traded company to raise capital via public equity and debt issuances in addition to traditional commercial banking credit, a combination of the current weakness in global capital markets due to an economic downturn and tightened credit control policies by the PRC government aimed at dampening inflation may adversely affect our results of operations if we are unable to access necessary capital to achieve our performance targets and expansion goals. We rely on working capital financing from PRC commercial banks for our daily operations. Although we are currently able to obtain new commercial loans from these PRC commercial banks, we cannot guarantee that we can continue to do so, which may have a material and adverse impact to us and our ability to grow our business. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner, on commercially acceptable terms, or at all, our growth prospects and future profitability may be adversely affected.

Our dependence on a limited number of solar wafer, solar cell and silicon raw material suppliers could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.

We purchase silicon raw materials, which include polysilicon, solar wafers and solar cells, from a limited number of third-party suppliers. Our major suppliers of silicon raw materials include Luoyang Zhong Gui High Tech Co. Ltd., or Luoyang Poly, which provides us with specified minimum quantities of polysilicon, LDK Solar Co., Ltd., or LDK, and Deutsche Solar AG, or Deutsche Solar, which provide us specified minimum quantities of solar wafers; and China Sunergy Co., Ltd., or China Sunergy, Gintech Energy Corporation, or Gintech, and Neo Solar Power, or NSP, which provides us specified minimum quantities of solar cells. We have also entered into annual supply agreements with a few other overseas and domestic Chinese solar wafer and solar cell suppliers. In connection with our new UMgSi product initiative, we have entered into a supply contract with Becancour Silicon, Inc., or BSI, to supply us with UMgSi for solar module production. These suppliers may not be able to meet the specified minimum quantities set forth in the contracts. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to internally produce or secure a supply of solar cells at cost-effective prices, or at all. If that were to occur, we may be unable to manufacture our products in a timely manner or our products may be manufactured only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation. The failure of a supplier to supply solar wafers, solar cells or silicon raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these solar wafers, solar cells or silicon raw materials from alternative sources on a timely basis or on commercially reasonable terms. For example, in late 2006, one of our major suppliers of solar wafers incurred serious fire damage with its silicon cast ingot furnaces. This resulted in a chain reaction and caused a shortage and price increase of multi-crystalline solar wafers, which is a key material for our products.

Our dependence on a limited number of customers and our lack of long-term customer contracts may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar module products to a limited number of customers, including distributors and system integrators, and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. Our top five customers collectively accounted for approximately 53.4% and 78.8% of our net revenues in 2006 and 2007, respectively. Iliotec Solar GmbH, and Otto Bihler Maschinenfabrik GmbH & Co. KG each contributed over 10% of our net revenues in 2006. Schüco International KG, City Solar AG and pro solar Solarstrom each contributed over 10% of our net revenues for 2007. Sales to our customers are typically made through one-year frame work sales agreements with quarterly firm orders stipulating prices and product amounts as adjusted or negotiated with customers. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

Cancellation of customer product orders may make us unable to recoup prepayments made to suppliers.

Suppliers of solar wafers, cells and silicon raw materials typically require us to make prepayments well in advance of shipment. While we also sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers, cells and silicon raw materials and the time that our customers make prepayments to us. As a result, the purchase of solar wafers, cells and silicon feedstock, and other silicon raw materials through toll manufacturing arrangements, has required, and will continue to require, us to make significant working capital commitments beyond that generated from our cash flows from operations to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers in connection with our customers’ orders, which could have an adverse impact on our financial condition and results of operations.

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

We have recently begun to focus our efforts on development of and expansion into the use of UMgSi as a component of our solar products. We cannot assure you that these efforts will yield any successful results, if at all.

In response to the shortage of high-purity silicon, we believe that UMgSi provides a viable alternative source of silicon materials, and have been focusing efforts on developing technologies related to UMgSi solar products. We believe that we have currently made significant progress in this arena, have shipped initial UMgSi solar products and are prepared to launch full scale commercial production of and sales of such UMgSi solar products during 2008. However, we have limited prior manufacturing experience with this material, and we may be unable to achieve desired solar cell efficiencies using UMgSi. Additionally, in the event that the market response to our UMgSi solar products is unfavorable, use of this material may not be economically viable. We cannot assure you that our research and product development efforts using UMgSi will prove to be successful, or that we will be able to create an economically sustainable solar product using this material.

We have limited experience in the high value-added building integrated photovoltaic (BIPV) market and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

Our first BIPV project was completed in Luoyang, China in 2007. BIPV products generally enjoy higher profit margins when compared to standard PV modules, due to solar energy generation capabilities being integrated into the design of a building or structure. We intend to further expand our capabilities in the BIPV market and invest in research and development activities in such products. Due to our limited experience in the BIPV market, and the relatively small portion of our revenue that these projects currently comprise, there can be no assurance that we successfully expand into this new area of business. We may not have the necessary research and development capabilities or marketing and sales personnel required to meet customer needs or manage our growth. In addition, we may face competitors in the BIPV market with substantially greater financial, technical, manufacturing and other resources. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there may be a material adverse effect on our reputation, our existing business, financial condition or results of operations.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2007, 97.8% of our products were sold to customers outside of China. The international marketing, distribution and sale of our PV products exposes us to a number of risks, including:

•	difficulties staffing and managing overseas operations;

•	fluctuations in foreign currency exchange rates;

•	increased costs associated with maintaining the ability to understand local markets and trends, as well as developing and maintaining an effective marketing and distributing presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage our sales channels effectively as we expand beyond distributors to include direct sales to systems integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Our future success substantially depends on our ability to significantly expand our internal solar components manufacturing capacity, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase our internal solar components manufacturing capacity. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase raw materials and to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in equipment delivery by vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate our internal solar components manufacturing capabilities, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, even if we do expand our manufacturing capacity we might not be able to generate sufficient customer demand for our solar power products to support our increased production levels.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Dr. Shawn Qu, our founder, chairman, president and chief executive officer, Charlotte Klein, our corporate controller and compliance officer, Bencheng Li, our vice president, business development (China), Gregory Spanoudakis, our vice president, Europe, Tai Seng Png, our vice president, business integration and Robert Patterson, our vice president, business development (North America). Bing Zhu, our chief financial officer, will resign from this position effective as of June 7, 2008. Arthur Chien, our vice president, finance, has been appointed as chief financial officer, also effective as of June 7, 2008. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers, in particular those with a significant mix of both international and China-based solar power industry experience as many of our current officers have. In addition, if any of our executives joins a competitor or forms a competing company, whether in violation of their agreements with us or otherwise, we may lose some of our customers.

Problems with product quality or product performance, including defects, in our products could damage our reputation, or result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant costs, divert the attention of our personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar module products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our solar module products could be harmed. In one instance in 2005 and another in 2006, customers raised concerns about the stated versus actual performance output of some of our solar modules. We determined that these concerns resulted from differences in calibration methodologies and we resolved the issue with these customers. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further incidents of the same problem or to protect against future errors or defects. As we continue to develop our internal solar cell manufacturing capabilities and expand into in-house solar ingot and solar wafer production, we may have problems standardizing product quality in these new areas of business.

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

We obtain some of the solar wafers and solar cells that we use in our products from third parties, either directly or through toll manufacturing arrangements, and we have limited control over the quality of that portion of the solar wafers and solar cells we incorporate into our solar modules. Unlike solar modules, which are subject to certain uniform international standards, solar wafers and solar cells generally do not have uniform international standards, and it is often difficult to determine whether solar module product defects are a result of the solar cells or other components or reasons. We also rely on third party suppliers for other components that we use in our products, such as glass, frame and backing for our solar modules, and electronic components for our specialty solar modules and products. Furthermore, the solar cells and other components that we purchase from third party suppliers are typically sold to us without any, or with only limited, warranty. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our revenues to decline.

Since we cannot test our products for the duration of our standard warranty periods, we may be subject to unexpected warranty expense.

Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar modules and products in 2002 and only began selling standard solar modules in 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our operating results. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Similarly, our recently developed UMgSi solar products, while silicon based and theoretically durable and viable as a reliable component for solar power products, are relatively new to the market, and subject to the same testing limitations as our other solar products. However, despite our research and development efforts, UMgSi solar products are relatively new to the market and issues related to these products that are currently unknown may surface in the future after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results as long as 25 years after the sale of our products. Should these future warranty claims exceed accrued provisions, this may require us to adjust our financial forecasts and adversely affect our future earnings and operating results.

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and our failure to do so could have a material adverse effect on our market penetration and revenue growth.

The solar power industry has only recently emerged as a high growth market and is currently experiencing shortages of its key component, high-purity silicon, due to rapid industry growth and demand. We believe it is critical that we continue to manage upstream silicon supply sources by, among other strategies, continuing to pursue strategic acquisitions and investments in solar cell and silicon raw materials suppliers to secure a guaranteed supply and better control the specifications and quality of the materials delivered and fostering strategic relationships, particularly with silicon feedstock suppliers, as we continue to develop our in-house solar component manufacturing abilities, and partnerships with solar wafer and solar cell suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or establish strategic relationships with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.

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

We may not succeed in developing and maintaining a cost-effective solar cell manufacturing capability.

We plan to continue expanding our in-house solar cell manufacturing capabilities to support our core solar module manufacturing business. We completed installation of our first four solar cell production lines in 2007, and annual solar cell production capacity from these production lines to reached 100MW by the end of 2007. However, we only have limited and recent operating experience in this area and we will face significant challenges in the solar cell business. Manufacturing solar cells is a highly complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. The technologies, designs and customer preferences for solar cells change more rapidly, and solar cell product life cycles are shorter than those for solar modules. We may not be able to successfully address these new challenges. We will also face increased costs to comply with environmental laws and regulations. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material adverse effect on our business and prospects.

In addition, although we intend to continue direct purchasing of solar cells and our toll manufacturing arrangements through a limited number of strategic partners, if we engage in the large scale production of solar cells it may disrupt our existing relationships with solar cell suppliers. One of our suppliers has raised concerns with us over our decision to implement internal solar cell product capabilities. If solar cell suppliers discontinue or reduce the supply of solar cells to us, either through direct sales or through toll manufacturing arrangements, and we are not able to compensate for the loss or reduction with our own manufacturing of solar cells, our business and results of operations may be materially and adversely affected.

We may experience difficulty in developing our internal production capabilities for ingots and wafers and, if developed, in achieving acceptable yields and product performance as a result of manufacturing problems.

We are in the process of developing our internal production capabilities for the manufacture of silicon ingots and wafers. We do not have prior operational experience in ingot and wafer production and will face significant challenges in developing this line of business, and may not be successful in doing so. The technology is complex, and will require costly equipment and the hiring of highly skilled personnel to implement. In addition, we may experience delays in developing these capabilities and in obtaining governmental permits required to carry on these operations.

If we are able to successfully develop these production capabilities, we will need to continuously enhance and modify these capabilities in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case, negatively affects our yields. We may experience production difficulties that cause manufacturing delays and lower than expected yields.

Problems in our facilities may limit our ability to manufacture products, including but not limited to, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption to any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields.

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

As we develop and bring to market new specialty solar modules and products, we may need to increase our expenses to protect our intellectual property and our failure to protect our intellectual property rights may undermine our competitive position. We currently have three issued patents and seven patent applications pending in the PRC for products that make up a relatively small percentage of our net revenues. In addition, we maintain two trademark registrations in China, including “CSI” and its Chinese language version. We also have fourteen trademark applications pending in China. These afford only limited protection and the actions we take to protect our intellectual property rights as we develop new specialty solar modules and products may not be adequate. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and sell our solar module products without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies outside China, although we have sold, and expect to continue to sell, a substantial portion of our products outside China. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. In addition, we have not yet registered our trade name, “CSI,” outside of China, and we have fourteen trademark applications that are still pending in China. As a result, we could be subject to trademark disputes and may not be able to police the unauthorized use of our trade name. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use imported equipment in our production lines, without supplier guarantees that our use does not infringe on third party intellectual property rights in China. This creates a potential source of litigation or infringement claims arising from such use. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

In addition, our competitors and other third parties may initiate legal proceedings against us or our employees that may strain our resources, divert our management attention and damage our reputation. For example, in March 2002, ICP Global Technologies Inc., or ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our vice president, Europe, Gregory Spanoudakis, and ATS Automation Tooling Systems Inc., or ATS. ICP Global subsequently amended the complaint to include us, our subsidiary, CSI Solartronics, and our founder, chairman, president and chief executive officer, Dr. Shawn Qu, as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing a business opportunity away from ICP Global to us. Although there have been no meaningful discovery, court filings or communications from the plaintiff on this matter since early 2004, we cannot assure you that ICP Global will not move forward with this case or that the litigation will not be determined adversely to us. We also cannot assure you that similar proceedings will not occur in the future.

We rely on dividends paid by our subsidiaries for our cash needs.

We conduct significantly all of our operations through our subsidiaries, CSI Solartronics (Changshu) Co., Ltd., CSI Solar Manufacture Inc., CSI Solar Technologies Inc., CSI Central Solar Power Co., Ltd., CSI Cells Co., Ltd. and Changshu CSI Advanced Solar Inc. which are companies established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay any dividends or other cash distributions that we may make to our shareholders, to service our debt and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. These subsidiaries are also required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of these subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Prior to 2007, the majority of our sales had been denominated in U.S. dollars. Since the beginning of 2007, the majority of our sales have been denominated in Euros, although we may readjust our denomination currency for sales revenue depending on market conditions. In 2007, we incurred a net foreign currency exchange gain, which was caused by the depreciation of the U.S. dollar against the Euro in the amount of $2.7 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

In addition, over the past three years, we have entered into multi-year supply contracts with a number of suppliers, under which, consistent with industry practice, we have made advance payments in exchange for specified quantities of silicon wafers. These contract prices are fixed in either Euro or Renminbi currency denominations. Our Renminbi costs and expenses primarily related to domestic sourcing of solar cells, wafers, silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses. From time to time, we also have loan arrangements with Chinese commercial banks that are denominated in U.S. dollars and Renminbi. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We cannot predict the impact of future exchange rate fluctuations on our results of operations and we may incur net foreign currency losses in the future. To the extent that we are unable to pass along increased costs as a result of these exchange rate fluctuations to our customers, our profitability may be materially reduced.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

We, along with other solar module product manufacturers, are exposed to risks associated with product liability claims if the use of our solar module products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only shipped our first products in March 2002 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of April 30, 2008, Dr. Shawn Qu, our founder, chairman and chief executive officer, beneficially owned 13,672,263 common shares, or 50.0% of our outstanding share capital, excluding restricted shares granted but yet to be vested and subject to restrictions on voting, dividend rights and transferability. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and suspensions of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. As we expand our silicon reclamation program and research and development activities and move into solar ingot, solar wafer and solar cell manufacturing, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operations. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increases.

Except for a failure to obtain certain approvals prior to starting production as disclosed in “— Risks Related to Doing Business in China — We may face a potential risk for failing to comply with certain PRC legal requirements” we believe that we are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if we begin to sell specialty solar modules and products to customers located in Europe or if our customers located in other markets demand that our products be compliant.

If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. For instance, the Chinese Customs have recently increased their scrutiny on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory and have subjected certain importations of recyclable silicon by some China-based companies, including us. See the section entitled “— If we are unable to secure an adequate and cost effective supply of solar wafers, solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected.” Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions of our business operations.

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

We adopted a share incentive plan in 2006. As of December 31, 2007, we had granted 1,814,443 share options and 566,190 restricted shares under our share incentive plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in our first quarter of 2006, prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our common shares. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These rules apply to us for the first time in this annual report on Form 20-F. Although our management may conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant rules differently from us.

Prior to our initial public offering, we were a private company of limited operating history with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, in our past audits, our auditors had identified material weaknesses and deficiencies with our internal controls. In our audit for the fiscal year ended December 31, 2006, our auditors observed a number of weaknesses and deficiencies with respect to our internal controls under the standards established by the Public Company Accounting Oversight Board. The material weaknesses identified by our independent registered public accounting firm include (i) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, and (ii) a lack of formal accounting policies and procedures for U.S. GAAP to ensure that our accounting policies and procedures are appropriately or consistently applied. Following the identification of these material weaknesses and other deficiencies, we have undertaken remedial steps and plan to continue to take additional remedial steps to address these material weaknesses and deficiencies and to further improve our internal and disclosure controls, including hiring additional staff, training our new and existing staff and installing new enterprise resource planning, or ERP systems, in order to build up a unified and integrated database of our company. In addition, since the beginning of 2007, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act, and have hired an individual experienced in handling compliance with the requirements of the Sarbanes-Oxley Act. However, if we are unable to remedy the existing material weaknesses and deficiencies in our internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal and disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common shares may be adversely impacted. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

The material weaknesses identified by our independent registered public accounting firm have been remediated in 2007 by implementing additional control procedures and reinforcing existing controls. As a result, our independent registered public accounting firm concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007.

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

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

We may face a potential risk for failing to comply with certain PRC legal requirements.

We are required to comply with the PRC Environmental Protection Law. For example, some of our subsidiaries are required to have their manufacturing facilities examined and approved by the PRC environmental protection authorities prior to the start of production. However, due to discrepancies between interpretation of the written law and its application to date, some of our subsidiaries, such as CSI Solartronics and CSI Solar Manufacturing, began production without obtaining such approvals. As a result, there is a risk that we may be ordered by the relevant environmental protection authorities to cease manufacturing at these operations and subjected to fines. We are currently negotiating with the relevant authorities to complete the examination and obtain the requisite approvals. We will need to undergo similar reviews and obtain approvals prior to launching our solar wafer manufacturing operations. There can be no assurance that we will obtain the necessary approvals for our manufacturing operations in a timely manner, if at all.

We are required to comply with the PRC Construction Law and relevant regulations in the process of constructing our manufacturing facilities. For example, one of our PRC subsidiaries, CSI Cells, is required to have its recently constructed manufacturing facilities examined and accepted by relevant agencies before being put into service. However, CSI Cells began operating these facilities without completion of the required examination and acceptance procedure. We are currently working with the relevant parties to undergo the required examination and acceptance procedures. However, there is a risk that we may be ordered by the relevant construction administrative authorities to comply and be subject to fines.

Two of our subsidiaries, CSI Luoyang and CSI Cells, commenced construction of their manufacturing facilities without obtaining a construction project planning permit or a construction permit, both of which are required under PRC Construction Law. We are currently cooperating with relevant government agencies to obtain these required permits. However, there is a risk that we may be ordered by the relevant construction administrative authorities to comply and be subject to fines. We also may be subject to actions by competent city planning administrative authorities. If our construction is deemed to have had a serious adverse impact on city planning, these authorities may order us to cease construction or to demolish these facilities within a short time period, or they may confiscate the illegal facilities outright.

In addition, we adopted a share incentive plan in 2006 that grants employees, including some of our PRC employees, share options and restricted shares. We have not yet filed our share incentive plan with SAFE as required by the Implementation Rules of the Individual Foreign Exchange Administrative Measures, or SAFE Rules, and the subsequent Foreign Exchange Operating Procedures for Administration of Domestic Individuals Participating in the Employee Share Ownership Plan or Share Option Plan of An Overseas Listed Company, or Circular 78. Because the SAFE Rules and Circular 78 are newly issued, there is some uncertainty as to how they will be interpreted and implemented. However, if we can not timely fulfill the stated filing requirement, this could have an adverse effect on our ability to grant share options and restricted shares to our PRC employees.

Our business benefits from certain incentives under PRC tax law and regulations. The recent promulgation of the PRC Enterprise Income Tax Law and, subsequently, the expiration of, or changes to those incentives, as well as the creation or resumption of certain types of taxation will result in our having to pay additional PRC taxes, which could have a material adverse impact on our operations.

Under the former PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, a foreign invested enterprise, or FIE, in China was typically subject to an enterprise income tax, or EIT, at the rate of 30% on taxable income, and local income tax at the rate of 3% on taxable income. The PRC government provided various incentives to FIEs, including each of our PRC subsidiaries, to encourage the development of foreign investments. Such incentives included reduced tax rates and other measures. FIEs that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation of more than ten years were eligible for: (i) a two-year exemption from EIT in their first profitable year; and (ii) a 50% reduction in its applicable EIT rate in the succeeding three years. Based on these allowances, CSI Solartronics was initially entitled to a preferential EIT rate of 24% as a manufacturing enterprise located in a coastal economic development zone in Changshu. CSI Solartronics’ first profitable year was 2002 and thus its initial EIT preferential period ended in 2006. However, CSI Solartronics was granted a three year extension for the 50% reduction in its EIT rate by the Changshu tax authority. Thus, CSI Solartronics was subject to an EIT rate of 12%. CSI Solar Manufacturing was initially entitled to a preferential EIT rate of 15%. Following its first profitable year of operations in 2005, CSI Solar Manufacturing was exempt from EIT until 2006. Since then, it has been subject to an EIT rate of 7.5%. CSI Luoyang and CSI Cells became profitable in 2007. As such, both CSI Luoyang and CSI Cells were exempted from EIT until 2008 and will enjoy a 50% reduction in their applicable EIT rates from 2009 to 2011. CSI Solar Technologies and CSI Advanced are not currently profitable and have therefore not applied for preferential tax treatment.

On January 1, 2008, the PRC’s new Enterprise Income Tax Law, or the new EIT law, became effective. Under the new EIT law, both FIEs and domestic enterprises are now subject to an uniform EIT rate of 25%. Furthermore, dividends paid by an FIE to a non-resident shareholder on post-2007 earnings are now subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

In addition, for FIEs established prior to March 16, 2007 (the promulgation date of the new EIT law) that have not attained profitability by January 1, 2008 and, have therefore not begun to realize the preferential tax treatment available to them under the former income tax regime, the new EIT law provides that the preferential five-year tax holiday period will expire within five years. Since the tax holiday of our subsidiaries CSI Solar Technologies and CSI Advanced commenced January 1, 2008, under the new EIT Law, this preferential five-year tax holiday period will expire December 31, 2012.

As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly. This could have a material adverse effect on our financial condition and results of operations. Furthermore, our subsidiaries CSI Solar Technologies and CSI Advanced, were not profitable prior to January 1, 2008. As a result, should these subsidiaries not attain profitability prior to January 1, 2013, they will lose their right to enjoy the preferential tax treatment available under the former Income Tax Law. In addition, dividends paid to us by our PRC subsidiaries from pre-2008 earnings are exempt from Chinese dividend withholding tax even if such dividends are paid after January 1, 2008. Dividends paid on post-2007 earnings of are, however, subject to Chinese withholding tax (as described above).

Under the new EIT law, an enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident and be subject to EIT upon its worldwide income, if its place of effective management is in China. The PRC State Council recently promulgated detailed implementation rules for the new EIT law. Because the new EIT law and related implementation rules are newly executed, there is uncertainty as to how they will be interpreted and implemented. Although we are carefully monitoring these legal developments and will timely adjust our effective income tax rate when necessary, we cannot assure you that the new EIT law will not cause material increases in the EIT rates applicable to us or our PRC subsidiaries, which could have a material adverse effect on our financial condition and results of operations.

Subject to the recently promulgated circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular. Of the preferential policies enjoyed by our PRC subsidiaries, only the “two-year exemption” and “three-year half deduction” tax preferential policies are grandfathered by the Implementation Circular. As a result, commencing January 1, 2008, CSI Solartronics is subject to an EIT rate of 25% and CSI Solar Manufacturing is subject to an EIT rate of 12.5% until 2010, when it becomes subject to an EIT rate of 25%.

Furthermore, there is a trend by the Chinese government to cancel or reduce its export tax refund policy. As our subsidiaries currently receive export tax refunds from the PRC government, we may face higher manufacturing costs as a direct or indirect result of such policy changes.

In light of these tax changes, we are exploring preferential tax treatment and applicable policies, if any, available to us under the new EIT tax law. Despite any preferential tax treatment, we expect our manufacturing costs and EIT rate under the new EIT law to be higher than under the former Income Tax Law, which could have a material adverse effect on our financial condition and results of operations.

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

The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq Global Market, until June 2, 2008, the market price of our common shares ranged from $6.50 to $48.91 per share and the closing market price on June 2, 2008 was $41.03 per share. The market price for our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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

Sales of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. As of April 30, 2008, we had 27,770,158 common shares outstanding, excluding restricted shares granted but yet to be vested and subject to restrictions on voting, dividend rights and transferability. In addition, the number of common shares outstanding and be available for sale will increase when the holders of our convertible notes receive common shares upon the conversion of their notes, or the holders of options to acquire our common shares receive our common shares upon the exercise of their options, subject to volume, holding period and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. To the extent these shares are sold into the market, the market price of our common shares could decline.

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

The following provisions in our amended articles of continuance may deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by delaying or preventing a change of control of our company:

•	Our board of directors has the authority, without approval by the shareholders, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•	Our board of directors is entitled to fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles. Our board of directors may appoint one or more additional directors to hold office for a term expiring no later than the close of the next annual meeting of shareholders, subject to the limitation that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

You may have difficulty enforcing judgments obtained against us.

We are a corporation organized under the laws of Canada and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts, judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, we have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is unlikely that an action could be brought in Canada in the first instance for civil liability under U.S. federal securities laws. There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined by reference to the market price of our common shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. person held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other public-company related expenses. For example, the Sarbanes-Oxley Act, and related rules and regulations implemented by SEC and the Nasdaq Global Market, have changed the corporate governance practices of public companies and have increased our legal and financial compliance costs and made some activities more time-consuming and costly. We cannot predict or estimate the amount of our future legal, accounting and other public-company related expenses, and the timing of such expenses.

Item 4.  Information on the Company

A.	History and Development of the Company

We were incorporated under the laws of the Province of Ontario in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.

We have formed the following wholly owned subsidiaries:

•	CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, incorporated in November 2001, which has operations located in Changshu, China where we manufacture primarily specialty solar modules and products;

•	CSI Solar Manufacture Inc., or CSI Solar Manufacturing, incorporated in January 2005, which has operations in Suzhou, China where we manufacture primarily standard solar modules;

•	CSI Solar Technologies Inc., or CSI Solar Technologies, incorporated in August 2003, which has operations located in Suzhou, China where we conduct solar module product development;

•	CSI Central Solar Power Co., Ltd., or CSI Luoyang, incorporated in February 2006, which has operations located in Luoyang, China where we manufacture solar modules and intend to manufacture solar ingots and solar wafers;

•	CSI Cells Co., Ltd. (formerly known as CSI Solarchip International Co., Ltd.), or CSI Cells, incorporated in June 2006, which has operations located in Suzhou, China where which we manufacture solar cells;

•	Changshu CSI Advanced Solar Inc., or CSI Advanced, incorporated in August 2006, which has operations located in Changshu, China where we intend to manufacture solar modules; and

•	CSI Solar Inc., which was incorporated in Delaware in June 2007, through which we carry out marketing and sales efforts in the United States.

In April 2008, we began efforts to incorporate Changshu CSI Solar Power Inc., which will establish operations located in Changshu, China where we intend to expand our existing solar module manufacturing capacity. See “Item 4. Information on the Company — C. Organizational Structure” for additional information on our corporate structure.

Our principal executive offices are located at 675 Cochrane Drive, East Tower, 6th Floor, Markham, Ontario L3R 0B8. Our telephone number at this address is (1-905) 530-2334 and our fax number is (1-905) 530-2001. Our principal place of business is at No. 199 Lushan Rd, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.csisolar.com. The information contained on our website does not form part of this annual report.

B.	Business Overview

Overview

We design, develop, manufacture and sell solar cell and module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. We sell our products under our “CSI” brand name and to OEM customers under their brand names. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.

We currently sell our products to customers located in various markets worldwide, including Germany, Spain, Canada, Korea and China. We sell our standard solar modules to distributors and system integrators. We sell our specialty solar modules and products directly to various manufacturers who integrate the specialty solar modules into their own products and sell and market the specialty solar products as part of their product portfolio.

We have historically manufactured our module products from solar cells purchased from third-party manufacturers. In 2007, we began to pursue a new business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll manufacturing relationships which we believe provides us with several competitive benefits. We believe that this approach allows us to benefit from the increased margin available to vertically integrated solar manufacturers while reducing the capital expenditures required relative to a fully vertically integrated business model. We also believe that it provides us with greater flexibility to respond to short-term demand patterns and longer-term to take advantage of the availability of low-cost outsourced manufacturing capacity. Additionally, it enables us to improve production yields, control our inventory more efficiently and improve cash management, resulting in increased confidence in our forecasts for revenue growth and margin improvement in the future.

We believe that we have contractually secured a major portion of our silicon and solar cell requirements to support solar module production of 200 to 220MW in 2008. For silicon material supplies, we have entered into a five-year supply agreement with Luoyang Poly from 2006 to 2010 for high purity silicon. For silicon wafers, we have entered into a fixed price and volume agreement with LDK from 2008 to 2010 for specified quantities of solar wafers, including 50MW for delivery in 2008. We also have standby toll manufacturing arrangements with LDK and other ingot and wafer manufacturers to convert our virgin polysilicon and reclaimed silicon feedstock into wafers. In January 2007, we entered into a supply agreement with Deutsche Solar for a supply of multi-crystalline silicon wafers through 2018. In November 2007, we entered into various agreements with China Sunergy for a supply of 25MW of solar cells for delivery in 2008, and an agreement with Gintech for a supply of 17 to 22MW of solar cells for delivery in 2008. We have other silicon wafer and solar cell supply agreements in place, including a multi-year solar wafer supply contract with Jiangsu Shunda Group Corporation, which should provide us with wafer supplies through 2015, a solar cell supply contract with NSP and a UMgSi materials supply contract with BSI. We believe contracts such as these allow us to diversify our silicon wafer supply sources and also provide an option of securing additional wafer supplies from other sources, helping us to meet demand for our solar products.

We have expanded our in-house manufacturing capacity for both solar cells and solar modules, completing our first solar cell production line with an annual capacity of 25MW in the first quarter of 2007 and our second 25MW production line in the third quarter of 2007. We installed our third and fourth solar cell production lines in November of 2007 and our annual solar cell production capacity was 100MW as of December of 2007. Currently, we intend to use all of our solar cells in the manufacturing of our own solar module products. As of March 31, 2008, we had 400MW of combined annual module manufacturing capacity at our Suzhou, Changshu and Luoyang facilities.

In addition, we have commenced work on two new projects:

•	Expansion of our internal solar cell manufacturing capacity from 100 to 250MW. We expect to complete this project by the third quarter of 2008.

•	Construction of a solar ingot and wafer plant in Luoyang, China. We expect to complete the initial phase of this project by the third quarter of 2008, which will give us an annual solar wafer capacity of 40 to 60MW.

We continue to evaluate new technologies, including the use of UMgSi to manufacture more cost-effective modules. We entered into a research partnership and supply contract with a silicon manufacturer to develop a viable and reliable source of UMgSi in 2007. We recently commenced commercial production of e-Modules, a cost-effective medium power solar module product using 100% UMgSi, in March 2008. We converted one of our solar cell lines and dedicated it to upgraded metallurgical grade cells in early April 2008 and ramped up to full production shortly thereafter. Delivery of e-Modules to our European and U.S. customers began in early May. We believe that we are on track to achieve our prior estimate of shipping 30-40MW of e-Modules in 2008. We will continue to receive shipments of UMgSi through 2011 and expect to increase production of our UMgSi products in the future.

We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low cost manufacturing capability in China to lower our manufacturing and operating costs. We believe we have a proven track record of low cost and rapid expansion of solar cell and solar module manufacturing capacity.

We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues have increased from $9.7 million in 2004 to $302.8 million in 2007. We sold 2.2MW, 4.1MW, 14.9MW and 83.4MW of our solar module products in 2004, 2005, 2006 and 2007, respectively.

Our Products

We currently design, develop, manufacture and sell solar cell and module products, which consist of standard solar modules and specialty solar modules and products.

Standard Solar Modules

Our standard solar modules are an array of interconnected solar cells encased in a weatherproof frame. We produce a wide variety of standard solar modules, currently ranging from 0.2W to 300W in power and using multi-crystalline and mono-crystalline solar cells. These products are built to general specifications for a wide range of residential, commercial and industrial solar power generation systems. Our standard solar modules are designed to be durable under harsh weather conditions and easy to transport and install. We sell our standard solar modules under our brand name and to OEM customers under their brand names. Since we began selling our solar module products in March 2002, we increased our annual production capacity from 2MW to 50MW as of December 2006. By the end of the first quarter of 2008, our total production capacity was 400MW across our three module manufacturing facilities in Changshu, Suzhou and Luoyang. The nature of our flexible manufacturing process allows us to increase capacity at low cost within a short period of time to ramp up production for increased demand for standard solar modules or for new solar module products as necessary.

Specialty Solar Modules and Products

We collaborate with our customers to design and manufacture specialty solar modules and products based on our customers’ specifications and requirements. Our specialty solar modules and products consist of:

•	customized solar modules; and

•	complete specialty products.

Our customized solar modules are solar modules that we design and manufacture for customers who incorporate them as a component of their own products. For example, we have manufactured a customized array of six solar modules assembled onto a curved canopy for a customer who incorporated it into its bus stop shelter products. We design and manufacture our complete specialty products, which combine our solar modules with various electronic components that we purchase from third party suppliers. Presently, this has consisted primarily of car battery chargers for a major automotive maker.

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

As part of our strategy to broaden our products portfolio and address a wider cross section of the PV market, we have also been actively developing our BIPV product line. Our BIPV products have various advantages over standard PV modules, including improved aesthetics, direct integration into building structures and the ability to be used in a wider range of applications including residential and commercial roofing and architectural glazing. Our BIPV products and systems have thus far been supplied to our BIPV solar glass roofing system project in Luoyang and as part of a contract signed to supply Beijing with solar modules to be used as part of the facilities for the Olympic games. We believe that the demand for BIPV solutions will continue to grow in our key markets, including China, Europe and the United States. We will continue to work closely with our customers to design and develop specialty solar modules and products that meet their specific requirements. We expect sales of these products, which typically have higher margins than our standard solar modules, to increase as we go forward.

Solar Cells

Our first solar cell production line with an annual capacity of 25MW was completed in the first quarter of 2007 and our second 25MW production line was completed in the third quarter of 2007. Our third and fourth solar cell production lines were both finished in November 2007, and, as of December 2007, our total annual solar cell production capacity was 100MW. We are currently expanding our internal solar cell manufacturing capacity from 100MW to 250MW, and expect to complete this by the third quarter of 2008. During production line installation, we apply stringent criteria in vendor selection, including requiring them to demonstrate a minimum of two successful equipment implementations for other well-known solar cell manufacturers in the region. Currently, we intend to use all of our solar cells in the manufacturing of our own solar module products.

Our solar cells are currently made on both mono-crystalline and multi-crystalline silicon wafers through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metallization. A functional solar cell generates a flow of electricity when exposed to light. The metal on the cell surface collects and carries away the current to the external circuitry.

A typical solar cell manufacturing process is illustrated as follows:

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

The PRC government has demonstrated its support for environmentally-friendly electricity generation through a variety of policy measures, such as integrating BIPV solar power systems into the new stadiums and buildings constructed for the 2008 Summer Olympics in Beijing. We have participated in this construction initiative by providing solar modules for some of these facilities, which provide a peak power output of 66kW.

More recently, we reached an agreement with the Suzhou New District government in Suzhou to begin construction of a PV theme park in 2008. In addition to providing an example of applied PV power generation, the park will serve as a permanent scientific educational center for the public. We believe our participation in the construction of this park will enhance our market reputation in China.

In 2007, we successfully completed our first BIPV solar project, a BIPV solar glass roof system, in collaboration with Luoyang Poly.

Supply Chain Management

Our business depends on our ability to obtain solar wafers and cells. There is presently a shortage of solar wafers and cells as a result of a shortage of high-purity silicon due to the rapid growth of and demand for solar power. Beginning in early 2005, we began managing our supply chain to secure a reliable and cost-effective supply of solar cells. This has allowed us to partially mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. We secure our supply of solar wafers and cells partially through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots and wafers and partially through the direct purchase of solar wafers and cells, in addition to producing our own solar cells. We minimize costs and reduce margin pressure primarily through our silicon reclamation program. Further, we leverage the silicon and capital resources of our solar supply chain partners to secure silicon materials and also reduce the need to commit significant amounts of our capital as prepayments to polysilicon manufacturers, which is the general practice in our industry, in order to facilitate our above average industry growth rate.

The following chart illustrates our management of the solar power supply chain:

Silicon Raw Materials

Silicon feedstock, which consists of high-purity silicon and reclaimable silicon, is the building block of the entire solar power supply chain.

We have entered into a five-year supply agreement with Luoyang Poly in China from 2006 to 2010. This agreement provides us specified minimum levels of high-purity silicon. We also have an agreement with LDK from 2008 to 2010 for specified quantities of solar wafers and a toll manufacturing arrangement to convert our reclaimed silicon feedstock into wafers. In January 2007, we entered into a twelve-year supply agreement with Deutsche Solar for a supply of multi-crystalline silicon wafers. We have recently entered into a multi-year solar wafer supply contract with Jiangsu Shunda Group Corporation, which should provide us with wafer supplies through 2015. We also have a number of other annual silicon wafer and solar cell supply agreements, including a UMgSi, supply agreement with BSI.

We believe these silicon raw materials agreements will, partially through toll manufacturing arrangements, enable us to secure solar wafers and cells sufficient for a major portion of our estimated 2008 production output. In anticipation of increased demand for solar power products, we are currently in discussions with other China-based suppliers to secure additional silicon feedstock supply. We incorporated CSI Luoyang in 2006 to give us more direct access to major silicon feedstock suppliers located in Luoyang.

Silicon Reclamation Program

We believe that we were one of the first solar cell and module companies to process reclaimable silicon to ultimately produce solar wafers and cells. We recycle the reclaimable silicon that we source and process it through our reclaiming facilities for reuse in the solar supply chain. Our processes recycle silicon from pot scraps, broken or unused silicon wafers, and the top and tail discarded portions of silicon ingots. Our factory in Changshu includes reclamation workshops where our employees sort the reclaimable silicon into reprocessing categories. We believe that our access to relatively inexpensive labor in China for this process that involves a substantial amount of labor gives us a significant competitive advantage compared to international solar module manufacturers. Due to the sharp rise in reclaimable silicon prices in recent years globally, our silicon reclamation program has not been increasing in scale, but maintaining a steady production rate.

Toll Manufacturing Arrangements

We also engage in toll manufacturing arrangements to source silicon wafers and solar cells, in addition to our internal solar cell manufacturing. Manufacturers of ingots, wafers and cells are facing over-capacity due to shortages of high-purity silicon and are looking for ways to obtain silicon feedstock. Through our toll manufacturing arrangements, we provide the silicon feedstock, which are returned in the forms of ingots, wafers and cells.

Solar Wafers.  We currently purchase solar wafers from international and local suppliers, including LDK in China and Green Energy Technology Inc.

Solar Cells.  In addition to internal solar cell manufacturing and toll manufacturing arrangements that we have with our solar cell suppliers, we currently purchase solar cells from a number of international and local suppliers. In 2007, we directly purchased solar cells from Gintech, JA Solar Holdings Co, Ltd. and China Sunergy. We intend to continue directly purchasing solar cell supplies and maintaining our smaller scale toll manufacturing arrangements. As we grow our business, we will seek to diversify our cell supply channel mix to ensure flexibility in adapting to future changes in the supply of, and demand for, solar cells. For example, we recently entered into a solar cell supply agreement with NSP.

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

Our manufacturing facilities can be easily reset, allowing us to quickly ramp up production for increased orders or new solar module products as necessary. We currently operate our manufacturing lines in three factories in China and typically operate these lines 24 hours a day by rotating shifts of employees to operate the lines. We currently produce a higher volume of standard solar modules in our factories located in Suzhou, Changshu and Luoyang and manufacture most of our specialty solar modules and products, which tend to be lower volume, at our Changshu facilities. Our employees are trained to work on different types of solar module products. This gives us the flexibility to quickly increase our manufacturing capacity and lines with additional employees in order to meet increases in demand.

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

We have obtained IEC 61215 and TUV Class II safety European standards for sales in Europe. We have also obtained certifications of CAN ORD-UL 1703 and UL 1703 since March 2007, which allow us to sell products in North America.

Markets and Customers

We currently sell our standard solar modules primarily to distributors and system integrators. Our distributor customers include companies that are exclusive solar power distributors and engineering and design firms that include our standard solar modules in their system installations. Our system integrator customers typically design and sell complete, integrated systems that include our standard solar modules along with other system components. We sell our specialty solar modules and products to various manufacturers who either integrate these products into their own products or sell and market them as part of their product portfolio. Our standard solar module customers include leading solar power distributors and system integrators such as ProSolar Energ-Tetecnik GmbH, Otto Bihler Maschinenfabrik GmbH & Co. KG, Schüco International KG and City Solar AG. Our specialty solar modules and products customers include various manufacturers who incorporate our customized modules in their bus stop, road lighting and marine lighting products.

As we expand our manufacturing capacity and enhance our brand name, we anticipate developing additional customer relationships in other markets and geographic regions to decrease our market concentration and dependence. We are aiming to increase our sales to customers located in several markets such as Germany, Spain, Italy, South Korea, China, the United States and Canada. These solar power markets have been significantly influenced by past and current government subsidies and incentives, or, in the case of Canada, by intended future government subsidies and incentives. While we expect to expand our markets, we expect that Germany and Spain will continue to remain our major markets in the near future.

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

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany surpassing Japan as the leading solar power market in terms of annual megawatt additions in 2004. According to Solarbuzz, the size of the total German market reached 1,328MW in 2007. Our products are used for large-size ground mounted solar power field, commercial rooftop and residential rooftop installations. The feed-in tariffs for rooftop applications less than 30kWh and between 30kWh and 100kWh was €0.4921 and €0.4682 per kWh, respectively, in 2007. Our major customers located in Germany in 2007 are City Solar AG, Schüco International KG and pro solar Solarstrom.

•	Spain. According to Solarbuzz, the Spanish market grew 482% and reached 637MW in 2007. In Spain, the actual feed-in tariff for solar power energy is fully guaranteed for 25 years and guaranteed at 80% subsequently. The feed-in tariff for applications less than 100kWh was €0.4404 per kWh for the first 25 years of system operation, and €0.3523 per kWh after 25 years of system operation in 2007. Spain was our second largest market as measured by net revenue generated after Germany in 2007 and is expected to remain in this position in 2008.

•	Italy. At the end of 2007, the Italian solar market was 90MW. According to Solarbuzz, current feed-in tariff rates for systems between 1 and 20kWh are €0.445 per kWh for solar electricity generated and consumed onsite and are €0.460 per kWh for systems between 20 and 50kWh. Further, according to Solarbuzz, the Italian market saw an enormous boost in large installations in 2007, a trend which is expected to continue in 2008.

•	China. China passed the Renewable Energy Law in February 28, 2005, which went into effect on January 1, 2006. The Renewable Energy Law authorizes relevant authorities to set favorable prices for the purchase of on-grid solar power-generated electricity, and provides other financial incentives for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission further promulgated two implementation rules of the Renewable Energy Law, and other implementation rules are expected in the future.

China finances its off-grid solar installations through the now completed township program and the current village program. The current five-year plan from 2006 to 2010 is targeted to provide electricity to 29,000 villages, mainly in Western China. The Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) has recently promulgated directives encouraging the development and use of solar power energy in both urban and rural areas. Various local authorities have also introduced initiatives to encourage the adoption of renewable energy including solar power energy. Furthermore, in October 2005, the Shanghai municipal government endorsed the “100,000 M 2 Project,” the goal of which is to install solar energy heating systems onto 100,000 M 2 rooftops in Shanghai in the coming years.

We believe that we will be well-positioned to take advantage of growth opportunities in the Chinese solar power energy market, which has the potential to become one of the fastest growing markets for solar power. Our projects in China include working with the government of Suzhou to construct a 300kW solar power system in Suzhou and installation of a BIPV solar glass roof system in Luoyang.

•	United States. There are now six states in the U.S. that offer significant incentives, with California offering the most preferential incentives. In January 2006, the California Public Utilities Commission enacted the California Solar Initiative, a $2.9 billion program that will subsidize solar power systems by $2.80 per watt. Due to excessive demand, this subsidy has been reduced to the current $2.50 per watt. Combined with federal tax credits for solar power usage, the subsidy may account for as much as 50% of the cost of a solar power system. The program will last from 2007 to 2017 and is expected to dramatically increase the use of solar power for on-grid applications in California. We incorporated CSI Solar, Inc. to enhance our sales and marketing efforts in the U.S.

•	Canada. In March 2006, Canada’s largest province, Ontario, announced a solar power subsidy, by which a fixed price of C$0.42 per kWh is offered for solar power transferred to the electrical grid starting in the fall of 2006. The program will last 20 years and is expected to substantially increase the market for solar power in Ontario.

•	Japan. According to Solarbuzz, 1.9GW of PV systems had been installed, mainly on residential homes, by the end of 2007. The Japanese government has a long-term energy goal to install 4.82GW of PV by FY2010, and is a signatory to the Kyoto Protocol, requiring it to reduce greenhouse gas emissions by 6% from the 1990 baseline level by 2012. Japan currently funds a number of key programs supporting domestic PV installations and has recently announced a plan to begin installing PV on federal buildings through 2012.

•	South Korea. The South Korean market reached 50MW in 2007. The South Korean government has established a number of initiatives to enhance self-sufficiency in energy supplies and invest in renewable energy systems. Under the Public Institution Renewable Obligation Law created in 2004, the government has mandated that newly built public facilities exceeding 3,000 square meters invest at least 5% of its construction expenses in renewable energy systems. Current feed-in tariff rates for systems over 30kW are KRW 677.8 per kWh and KRW 711.25 per kWh for systems under 30kWh.

Sales and Marketing

Standard Solar Modules

We market and sell our standard solar module products worldwide predominantly through a direct sales force and via market-focused sales agents. We have direct sales personnel or sales agent representatives that cover our markets in Europe, North America and Asia. Our marketing programs include conferences and technology seminars, sales training, trade show exhibitions, public relations and advertising. We sell our products primarily under two types of arrangements, supply contracts and OEM/tolling manufacturing arrangements.

•	Sales contracts. In late 2007 and early 2008, we entered into annual sales and distribution agreements with most of our customers and deliver standard solar modules according to a pre-agreed monthly schedule. We typically require full payment of the contract price by letters of credit or telex money transfers prior to shipping. In certain circumstances, we provide short term credit sales ranging from 21 to 45 days. On rare occasions, we provide medium term credit sales from 60 to 120 days to creditworthy customers. We may increase these sales when expanding into the U.S. market.

•	OEM/tolling manufacturing arrangements. From time to time, to address solar wafer and cell shortage issues, we enter into OEM/tolling arrangements with our customers.

Under these arrangements, we purchase or obtain on a consignment basis silicon wafers and cells from customers and then sell solar module products back to those customers who sell these products under their own brands. In addition, we have been using our own solar cells in certain services we provide to a limited number of strategic partners with the finished solar module products branded with their labels.

Specialty Solar Modules and Products

In addition to the above efforts, we target our sales and marketing efforts of our specialty solar modules and products at companies in selected industry sectors, including the automotive, telecommunications and LED lighting sectors. As standard solar modules increasingly become commoditized and technology advancements allow for greater usage of solar power in off-grid applications, we will continue to expand our sales and marketing focus on our specialty solar modules and products and capabilities. Our sales and marketing team works with our specialty solar modules and products development team to make certain that we take the changing customer preferences and demands into account in our product development and that our sales and marketing team is able to effectively communicate to customers our product development changes and innovations. To further enhance this communication we will enter into cooperative agreements with our customers to share solar power technical and management expertise in our respective areas of expertise. We intend to establish additional relationships in other market sectors as the specialty solar modules and products market expands. As a result of a combination of factors, including smaller contract dollar value due to specialized product use and market factors relating to these products, sales of specialty solar modules and products constitute a decreasing percentage of our total annual revenue, in contrast to our increasing standard module business.

Solar Power Development Projects

In 2007, we began successfully expanding into commercial solar power development projects, mainly in China. These include commencement of our BIPV solar roof installation in Luoyang. In the early part of 2008, we contracted with the Suzhou government to develop a 300kW solar power system in Suzhou New District. We believe that these solar power development projects will generate significant goodwill and publicity for us.

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

Competition

The market for solar module products is competitive and continually evolving. We compete with international companies such as BP Solar, Sharp Solar and SolarWorld and companies located in China such as Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Company Limited, Solarfun Power Holdings Co., Ltd. and Trina Solar Limited. Many of our competitors are also developing or currently producing products based on alternative solar technologies such as thin film photovoltaic materials that may ultimately have costs similar to, or lower than, our projected costs. For example, solar modules produced using thin film materials, such as amorphous silicon, cadmium telluride and CIGS technology, are generally less efficient, with conversion efficiencies ranging from 5% to 10% according to Solarbuzz, but require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar modules. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation. We believe that the key competitive factors in the market for solar module products include:

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

Insurance

We maintain property insurance policies with reputable insurance companies to cover our equipment, facilities, buildings and their improvements, office furniture and inventory. These insurance policies cover losses due to fire, floods and other natural disasters. To keep up with the pace of our rapid sales growth and facilities expansions, we substantially increased the level of our insurance coverage over properties, general commercial and product liabilities in 2007. In 2007, we also added key-man life insurance to our company’s insurance portfolio to cover our founder, chairman, president and chief executive officer, Dr. Shawn Qu, and four other senior executive officers. We do not maintain business interruption insurance or insurance relating to marine, air and inland transit risks for the export of our products. We consider our overall insurance coverage to be adequate. However, significant damages to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operations.

Environmental Matters

Except for the circumstances disclosed in the “Item 3, Key Information — D. Risk Factors — Risks Related to Doing Business in China,” we believe we have obtained all environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have conducted environmental studies in conjunction with our solar power development projects to assess and reduce the environmental impact of our facilities.

As we expand our silicon reclamation program and research and development activities and move into solar ingot, solar wafer and solar cell manufacturing, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operations. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increases.

We will also continue to devote efforts to ensure that our products comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

The Chinese Customs have recently increased their scrutiny on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory and have subjected certain importations of recyclable silicon by some China-based companies, including us. See “Item 3. Key Information — D. Risk Factors — If we are unable to secure an adequate and cost effective supply of solar wafers, solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected” and “— Compliance with environmental regulations can be expensive and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and suspensions of our business operations.”

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

In November 2005, China’s National Development and Reform Commission promulgated the Renewable Energy Industry Development Guidance Catalogue, where solar power figured prominently. In January 2006, China’s National Development and Reform Commission promulgated an implementation directive for the renewable energy power generation industry. This directive sets forth specific measures for setting the price of electricity generated by solar and other renewable power generation systems and in sharing the costs incurred. The directive also allocates administrative and supervisory authority among different government agencies at the national and provincial levels and stipulates the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the renewable energy law.

On August 31, 2007, China’s National Development and Reform Commission promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of PRC government commitment to renewable energy is also stipulated in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by China’s National Development and Reform Commission in March 2008.

China’s Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources.

Environmental Regulations

As we expand our silicon reclamation program and research and development activities and move into solar ingot, solar wafer and solar cell manufacturing, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operations. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in 2007 and become effective on December 1, 2007, the solar power business is classified as an “encouraged foreign investment industry.”

While the 2004 catalogue provided a narrow scope for the solar power business, consisting of construction and operation of solar power stations, the scope provided by the current catalogue includes the production of solar cell manufacturing machines; the production of solar air condition, heating and drying systems; the manufacture of solar cells as well as the construction and operation of solar power stations.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, FIEs incorporated in the PRC were generally subject to an enterprise income tax of 30% on taxable income and a local income tax of 3% of taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises. For instance, beginning with its first year of profitability, a foreign invested manufacturing enterprise with in operation for no less than ten years would be eligible for an enterprise income tax exemption of two years followed by a three-year 50% reduction in its applicable enterprise income tax rate.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

On March 16, 2007, the National People’s Congress, the Chinese legislature passed the new EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new EIT Law.

The new EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends out of post-2007 earnings paid by an FIE to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax. According to the Implementation Rules of the new EIT Law, the term “place of effective management” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury. In addition, under the new EIT Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares. Once a non-Chinese company is deemed to be a Chinese tax resident by following the “place of effective management” concept, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

The new EIT Law provides a five-year grandfathering period, starting from its effective date, for those enterprises established before the promulgation date of the new EIT Law and which that were entitled to enjoy preferential tax policies under then prevailing former Income Tax Law or regulations.

However, subject to the Circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, promulgated on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular.

While many former preferential tax treatments became null and void after the effectiveness of the new EIT Law, according to relevant requirements defined in the Implementation Rules of PRC Income Tax Law and other relevant regulations, foreign invested enterprises may continue to enjoy a preferential tax rate of 15% if they qualify as “high and new technology enterprises specially supported by the PRC government.”

Subject to the recently promulgated circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular. With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policies enjoyed by our PRC subsidiaries are included in the scope of those grandfathered by the Implementation Circular. Given this, from January 1, 2008, CSI

Solartronics is subject to an EIT rate of 25% and CSI Solar Manufacturing is subject to an EIT rate of 12.5% until 2010, when it becomes subject to an EIT rate of 25%

Pursuant to the Provisional Regulation of China on Value Added Tax (“VAT”) and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% on the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Additionally, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. In the case of CSI Solar Manufacturing, our imported raw materials that are used for manufacturing export products are imported into China under bonded conditions with an exemption on import VAT.

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

See “Item 4. Information on the Company — A. History and Development of the Company” for additional information on our corporate structure.

D.	Property, Plant and Equipment

The following is a summary of our properties, including information on our manufacturing facilities and office buildings:

•	We have manufacturing facilities in Suzhou that occupy approximately 22,908 square meters, under two leases that will expire in September 2010. We have the right to renew the leases on six-month’s prior written notice if the terms we offer are not less favorable than terms offered by other prospective tenants. We also rent offices with an aggregate of approximately 40 square meters in Suzhou for our research and development and certain administrative personnel under a lease expiring in September 2008. In Changshu, we rent our facilities of approximately 4,500 square meters under a lease that expired in January 2008 and 1,955 square meters of manufacturing space under a lease that will expire in December 2008.

•	CSI Luoyang holds the land use rights certificate for a piece of land in Luoyang of approximately 35,345 square meters, on which we have constructed a manufacturing facility of approximately 4,627.5 square meters for module manufacturing and an office building of approximately 1,915 square meters. CSI Luoyang is currently applying for land use rights for a piece of land of approximately 79,685.125 square meters, on which we plan to construct wafer manufacturing facilities.

•	CSI Cells holds the land use rights certificate for a piece of land in Suzhou of approximately 65,661 square meters. We recently built a solar cell facility and completed our first solar cell production line in the first quarter of 2007. The manufacturing facility has approximately 10,000 square meters and we have built an office building of approximately 3,900 square meters on the same land.

•	CSI Advanced holds the land use rights certificate for a piece of land in Changshu of 40,000 square meters, on which we have built a module manufacturing facility of approximately 23,480 square meters. Production in this facility began in April of 2008.

We believe our current facilities and our planned facilities will meet our future needs and are consistent with our business plans.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Availability and Price of Solar Cells, Wafers and Silicon Raw Materials.  We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component for making solar modules. Our solar cells are currently made on mono-crystalline wafers and multi-crystalline silicon wafers through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metalization. Solar wafers are the most important material for making solar cells. There is presently a shortage of solar cells and wafers as a result of a shortage of high-purity silicon caused primarily by the recent expansion of, and increased demand in, the solar power and semiconductor industries. Based on our experience, we believe that the average prices of high-purity silicon, solar wafers and solar cells will remain high for the near future until the industry-wide high-purity silicon shortage eases. Any increase in demand from the semiconductor industry will compound the shortage. Increases in the prices of high-purity silicon, solar wafers and solar cells have in the past increased our production costs and may continue to impact our cost of revenues and net income in the future. In addition, we have experienced late delivery and supply shortages, which have affected our production.

Beginning in early 2005, we began managing our supply chain through toll manufacturing arrangements and our silicon reclamation program to secure a cost-effective supply of solar cells. This has allowed us to mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. Currently, we secure a large percentage of our supply of solar cells and solar wafers through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots, wafers and cells. We also purchase solar wafers and solar cells directly from our suppliers. In the past, we have been able to achieve cost savings through our toll manufacturing arrangements primarily because of our silicon reclamation processes.

We believe that our current silicon raw material supply agreements and toll manufacturing arrangements will enable us to secure solar cells and solar wafers sufficient for a major portion of our estimated 2008 production output. However, as we grow our business and as high-purity silicon becomes more readily available, we plan to diversify our solar wafers and solar cell supply channel mix to ensure flexibility in adapting to the future changes in the supply of and demand for solar wafers and cells. We plan to enter into long-term supply contracts and expand our in-house solar cell manufacturing capability. We completed our first solar cell production line in the first quarter of 2007. Despite our plans to have a balanced and diversified solar cell supply channel mix, we cannot assure you that we will be able to secure sufficient quantities of solar wafers, cells and silicon raw materials to grow our revenues as planned or that we will be able to successfully develop a cost-effective solar cell manufacturing capability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — The current industry-wide shortage of high-purity silicon may constrain our revenue growth and decrease our gross margins and profitability” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — We may not succeed in developing a cost-effective solar cell manufacturing capability.”

Given the current state of the industry, suppliers of solar wafers, cells and silicon raw materials typically require customers to make prepayments well in advance of shipment. While we also sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers, cells and silicon raw materials and the time that our customers make prepayments to us. As a result, the purchase of solar wafers, cells and silicon raw materials through toll manufacturing arrangements, has required, and will continue to require, us to make significant working capital commitments beyond that generated from our cash flows from operations to support our estimated production output.

Industry and Seasonal Demand.  Our business and revenue growth depends on demand for solar power. Although solar power technology has been used for several decades, the solar power market has grown significantly in the past several years. We believe growth in the near term will be constrained by the limited availability of high-purity silicon, but is expected to accelerate after 2008. See “Item 4. Information on the Company — B. Business Overview” for a more detailed discussion on the factors driving the growth of the solar power industry and the challenges that it faces. In addition, we believe that industry demand may be affected by seasonality. Demand tends to be lower in the winter quarter than in the subsequent warmer quarters, primarily because of adverse weather conditions in one of our key markets, such as Germany, that complicate the installation of solar power systems. For example, our sales to Germany slowed down in the fourth quarter of 2006 and the first quarter of 2007 due primarily to such changes in seasonal demands and partially to the inventory clearing efforts by some smaller solar module producers exiting the market. However, the demand from other key markets may offset seasonal fluctuations from time to time. For instance, high fourth quarter 2007 demand from Spain, a warm weather market, allowed us to achieve a record sales quarter, despite a slow down in German sales. As governments around the world continue to approve subsidies that encourage the use of solar energy, we expect to be able to leverage on this diverse availability of global markets, thus mitigating any significant effects of seasonality on our business results in the future.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.”

Government Subsidies.  We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of implementing and operating a solar power system substantially exceeds the cost of purchasing power provided by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, South Korea, the United States, Japan and China, have provided subsidies and economic incentives to reduce dependency on conventional sources of energy. These have come in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products, to promote the use of solar energy in on-grid and, to a lesser extent, off-grid applications. The demand for our solar module products, in particular our standard solar modules, is affected significantly by these government subsidies and economic incentives. Any reductions or eliminations in government subsidies and economic incentives could reduce demand for our products and affect our revenues.

Product Mix and Pricing.  We began selling our solar module products in March 2002 and all of our net revenues in 2002 and 2003 were generated from sales of specialty solar modules and products. We did not begin selling standard solar modules until 2004. By the end of 2004, the sale of standard solar modules represented 72.5% of our net revenues. In 2005 and 2006, that percentage increased to 76.9% and 96.8%, respectively, excluding silicon materials sales. In 2007, approximately 96% of our solar module product net revenues consisted of standard solar module sales. The remainder was primarily generated from sales of silicon materials.

Our standard solar modules are priced based on the number of watts of electricity they can generate as well as overall demand in the solar power industry. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our solar wafers, cells and silicon raw materials costs. Over the past few years, the average selling prices for standard solar modules have risen year-to-year across the industry primarily because of high demand. Correspondingly, the average selling price of our standard solar module products increased from $3.62 per watt in 2004 to $3.92 per watt in 2005, $3.97 per watt in 2006 and $3.75 per watt in 2007. We believe the average price of solar modules may decline starting in the later part of 2008, as government subsidies in some key markets decline, markets mature, manufacturing costs decrease and competition increases. Since 2007, we have entered into annual sales and distribution contracts with our customers, some of which are subject to quarterly adjustments, and believe such arrangements enable us to reduce our exposure to market fluctuation.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

We generate revenues primarily from the sale of solar module products, consisting of standard solar modules and specialty solar modules and products. Solar module products accounted for 97.7%, 87.6% and 96% of our net revenues in 2005, 2006 and 2007, respectively. We also generate revenues from the implementation of solar power development projects, primarily in conjunction with government organizations, to provide solar power generation in rural areas of China. To date, these have consisted of government-related assistance packages. Since the fourth quarter of 2006, we have generated revenues from resales to third parties of surplus inventory of silicon materials. Going forward, we believe that revenues from the resales of silicon materials will be relatively small and intermittent. In 2007, we increased our wafer to module and cell to module tolling business, which entails customers supplying solar wafers and/or solar cells to us, which we then fashion into solar modules in our facilities and charge a tolling fee to cover additional materials costs and generate revenue. In 2007, we engaged in 7.9MW of tolling business, resulting in revenue of $8.1 million. Going forward, we believe that revenues from our tolling business will become a regular component of our overall net revenues. Main factors affecting our net revenues include average selling prices per watt, unit volume shipped, product demand and product mix. Our net revenues are net of business tax, value-added tax and returns and exchanges.

A small number of customers have historically accounted for a major portion of our net revenues. In 2005, 2006 and 2007, our top five customers during those periods collectively accounted for approximately 62.1%, 53.5% and 78.8% of our net revenues, respectively, and sales to our largest customer for each of those years accounted for 36.8%, 14.3% and 21.1%, respectively. Our largest customers have changed from year to year, primarily because of the short product life cycles of our specialty solar modules and products, our recent entry into the standard solar module business and the rapid expansion of our business and operations. Changes in our product mix and strategic marketing decisions have also resulted in changes in our market concentration from year to year. The following table sets forth certain information relating to our total net revenues derived from our customers categorized by their geographic location for the periods indicated:

	Year Ended December 31,
	2005		2006			2007
	Total Net		Total Net			Total Net
Region	Revenues	%	Revenues		%	Revenues	%
	(In thousands of US$, except percentages)

Europe	15,264	83.3	51,981		76.2	286,588	94.7
Asia	504	2.8	14,200	(1)	20.8	13,605	4.5
America	2,556	13.9	2,031		3.0	2,605	0.8

Total net revenues	$18,324	100.0	$68,212		100.0	$302,798	100.0

(1)	$8.3 million of the $14.2 million net revenues were generated from a one-time silicon materials sale that took place in the fourth quarter of 2006.

Cost of Revenues

Our cost of revenues consists primarily of the costs of:

•	solar wafers;

•	materials used in solar cell production, such as metallic pastes;

•	solar cells;

•	other materials for the production of solar modules such as glass, aluminum frame and polymer backing;

•	production labor, including salaries and benefits for manufacturing personnel;

•	warranty costs;

•	overhead, including utilities, production equipment maintenance, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products; and

•	depreciation and amortization of manufacturing equipment and facilities, which have increased due to capacity expansion and which are expected to increase as we continue expand our manufacturing capabilities and construct additional facilities.

Solar wafers and cells make up the major portion of our cost of revenues. We purchase solar wafers and some of our solar cells directly from wafer and cell suppliers. The costs of solar wafers and cells that we directly purchase are the price that we pay to our suppliers. Some of our solar wafers and cells are obtained through toll manufacturing arrangements through which we source and provide silicon feedstock to suppliers of ingots, wafers and cells. These suppliers ultimately convert these silicon raw materials into the solar wafers and cells that we use for our production of solar modules. The costs of solar wafers and cells that we obtain through these toll manufacturing arrangements comprise: (i) costs of purchasing the silicon feedstock; (ii) labor costs incurred in inventory management; (iii) labor costs incurred in sorting the reclaimable silicon as part of our silicon reclamation program; and (iv) tolling fees charged by our suppliers under the tolling arrangements. The payments we make to our suppliers for the solar wafers and cells and the payment our suppliers make to us for the silicon feedstock that we source are generally settled separately. We do not include payments we receive for providing silicon feedstock as part of these toll manufacturing arrangements in our net revenues.

Where solar cells are manufactured by our own solar cell manufacturing facility, the cost of solar cells consists of: (i) the costs of purchasing solar wafers, (ii) labor costs incurred in manufacturing solar cells, (iii) other materials and utilities we use for manufacturing the solar cells and (iv) depreciation charges incurred for our solar cell manufacturing facility, equipment and building.

Our cost of revenues also includes warranty costs. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. Our cost of revenues has historically increased as we increased our net revenues. We expect our cost of revenues to increase as we increase our production volume.

Gross Profit/ Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our products, product mix and our ability to cost-effectively manage our supply chain.

Our gross margin decreased from 38.8% for 2005 to 18.0% for 2006 and to 7.9% for 2007, primarily as a result of the growth of our standard solar module products business. The decrease in gross margin is also attributable to the higher costs of solar cells and silicon materials and the reduced proportion of reclaimable silicon in relation to raw silicon as we continue to grow. The decrease in gross margin from 2005 to 2007 was also attributable to a decrease in average selling prices for standard solar modules in the fourth quarter of 2006 and the first quarter of 2007 as a result of lower-than-anticipated market demand.

We believe that we will face some margin compression in the sale of standard solar modules in 2008 as compared to 2007 because we expect the decrease in the price for high-purity silicon lags the decrease in average selling price of our products. On the other hand, we also believe this will be partially offset by an increase in our business volume, which will result in improvement of economies of scale, cost savings through research and development and an increase in our in-house solar cell manufacturing.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses. Our operating expenses have increased in recent years as we grow our business. We expect this trend to continue as our net revenues grow in the future.

Selling Expenses

Selling expenses consist primarily of salaries, sales-associated transportation and customs expenses, sales commissions for sales agents, advertising, promotional and trade show expenses and other sales and marketing expenses. Since the second quarter of 2006, selling expenses have included share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel. As we expand our business, we will increase our sales and marketing efforts and target companies in selected industry sectors in response to the evolving industry trend. We expect our selling expenses to increase in the near term as we increase our sales volume, hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of building a leading global brand. However, assuming our net revenues increase at the rate we expect, over time we anticipate that our non-transportation selling expenses will decrease as a percentage of our net revenues while sales-associated transportation and customs expenses will increase alongside net revenues due to cost, insurance and freight terms requested by our customers.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, exchange gain or loss, insurance fees and provisions for bad debt and inventory write-off. Since the second quarter of 2006, our general and administrative expenses have included share-based compensation expenses for options and restricted shares granted to our general and administrative personnel, directors and consultants. We expect our general and administrative expense to increase as we hire additional personnel, upgrade our information technology infrastructure and incur expenses necessary to fund the anticipated growth of our business. We also expect general and administrative expenses to increase to support our operations as a public company, including compliance-related costs. However, assuming our net revenues increase at our anticipated rate, we expect that our general and administrative expenses will decrease as a percentage of our net revenues.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and silicon reclamation program. Since the second quarter of 2006, our research and development activities have included share-based compensation expenses for options and restricted shares granted to our research and development employees. We expense our research and development costs as incurred. To date, our research and development expenses have been minor primarily related to our continuous efforts to improve our solar cell and module manufacturing processes, and are not separated from our cost of revenues.

We expect to devote more efforts to research and development in the future and expect that our research and development expenses will increase as we hire additional research and development personnel, expand and promote innovation in our products portfolio, devote more resources towards using new technologies and alternative materials in our solar cell manufacturing and silicon reclamation program.

Share-based Compensation Expenses

Under our 2006 share incentive plan, we have granted and have outstanding a total of 1,642,045 options to purchase our common shares and 566,190 restricted shares as of December 31, 2007. For a description of the options and restricted shares granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2006 Share Incentive Plan.” Under Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS123R”), we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

As required by SFAS 123R, we have made an estimate of expected forfeitures and are recognizing compensation costs only for those equity awards expected to vest. We estimate our forfeitures based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our share option and restricted share compensation charges may change based on changes to our actual forfeitures.

For the year ended December 31, 2007, we recorded share-based compensation expenses of approximately $9.2 million, compared to approximately $6.1 million in 2006. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of grantees to whom we granted the options or restricted shares. The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2005	2006		2007
	(In thousands of US$, except for percentages)

Share-based compensation expenses included in:
Cost of revenues	—	169	2.8	274	3.0
Selling expenses	—	1,945	31.7	2,287	25.1
General and administrative expenses	—	3,942	64.1	6,277	69.0
Research and development expenses	—	89	1.4	264	2.9

Total share-based compensation expenses	—	6,145	100.0%	9,102	100.0%

We expect to incur additional share-based compensation as we expand our operations. For example, we anticipate that research and development expenses will increase as we hire additional research and development personnel to further enhance our technology platform and meet the expected growth of our operations.

Interest Expenses

Interest expenses consist primarily of interest expenses with respect to our short- and medium-term loans from Chinese commercial banks and the accrued interest and non-cash charges on the convertible notes that we issued in 2006 to HSBC HAV2 (III) Limited, or HSBC, and JAFCO Asia Technology Fund II, or JAFCO, (each of which reference includes any affiliate to which it transferred shares issued upon conversion of the notes), and the convertible notes we issued in December 2007 privately to qualified institutional investors. Discounts against the debt portion of the convertible notes were amortized over the maturity of the convertible notes using the straight-line method, which is not materially different from the effective interest rate method. We accrued non-cash charges in connection with the premium at redemption equal to 10% per annum on the principal amount of the notes from their issue date to redemption assuming the convertible notes had matured without being converted and amortization of discounts against the debt portion. Our non-cash charges of $134,666 and $706,320 in 2005 and 2006, respectively, consisted primarily of the amortization of discount on debt and the charges we incurred in connection with this premium. All of the convertible notes issued to HSBC and JAFCO were converted into 5,542,005 common shares on July 1, 2006. In December 2007, we issued additional convertible notes in the principal amount of $75 million, which will mature ten years from the issuance date.

Loss on Change in Fair Value of Derivatives

Loss on change in fair value of derivatives in our 2006 financial statements is associated with the convertible notes that we issued to HSBC and JAFCO. Prior to March 2006, at any time after the occurrence of a predefined event of default upon written demand from the note holders, the note holders were entitled to receive a premium of the higher of 12% per annum internal rate of return to the note holders or a market value-based return assuming full conversion of all convertible notes. Since the market value-based return created a net settlement provision, we were required to bifurcate the compound embedded derivatives and record them as derivatives or derivative financial instruments, which are stated at fair value on the issuance date and each financial reporting period thereafter. Changes in fair value of the compound embedded derivatives were recorded in profits and losses as non-cash charges. The fair value of the convertible notes, excluding the compound embedded derivative liabilities, were determined with reference to a valuation conducted by an independent appraiser. These non-cash charges amounted to $316,000 and $6,997,000 million in 2005 and 2006, respectively. In March 2006, this feature was eliminated such that an event of default entitles the note holders to receive a premium of 18% per annum internal rate of return to the note holders, effectively removing the net settlement provision. As a result, since March 2006, we no longer incurred this charge.

Loss on Financial Instruments Related to Convertible Notes

In addition to the compound embedded derivatives which arose as part of the issuance of our convertible notes, our convertible notes issued to HSBC and JAFCO also included freestanding financial instrument liabilities associated with the obligation to issue the second tranche of convertible notes to the investors and the investors’ option to subscribe for a third tranche of convertible notes. These financial instruments do not meet the definition of derivative instruments under U.S. GAAP. However, the investors’ option to subscribe to the third tranche of convertible notes represents our written option which was required to be marked to market on the date of issuance and each financial reporting period thereafter. The changes in the fair value of the marked to market financial instrument was reported in profits and losses as a non-cash charge. These non-cash charges amounted to $263,089 in 2005 and $1,189,500 in 2006, all of which was incurred during the first quarter of 2006. We issued the second tranche convertible notes together with the convertible notes pursuant to the investors’ option in March 2006. As a result, since March 2006, we no longer incurred this charge.

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

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC were generally subject to an enterprise income tax of 30% on taxable income and a local income tax of 3% of taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises. For instance, beginning with its first year of profitability, a foreign invested manufacturing enterprise with in operation for no less than ten years would be eligible for an enterprise income tax exemption of two years followed by a three-year 50% reduction in its applicable enterprise income tax rate.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new EIT Law.

The new EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends paid by an FIE to a non-resident shareholder on post-2007 earnings are now subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax. According to the Implementation Rules of PRC Enterprise Income Tax Law, the “place of effective management” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury. In addition, under the new EIT Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such income is regarded as income from sources within the PRC.

The new EIT Law provides a five-year grandfathering period, starting from its effective date, for those enterprises established before the promulgation date of the new EIT Law that were entitled to enjoy preferential tax policies under then prevailing former Income Tax Law or regulations.

Subject to the recently promulgated circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular. Of the preferential policies enjoyed by our PRC subsidiaries, only the “two-year exemption” and “three-year half deduction” tax preferential policies are grandfathered by the Implementation Circular. As a result, since January 1, 2008, CSI Solartronics has been subject to an EIT rate of 25% and CSI Solar Manufacturing subject to an EIT rate of 12.5% until 2010, when it becomes subject to an EIT rate of 25%.

While many former preferential tax treatments became null and void after the effectiveness of the new EIT Law, according to relevant requirements defined in the Implementation Rules of PRC Income Tax Law and other relevant regulations, foreign invested enterprises may continue to enjoy a preferential tax rate of 15% if they qualify as “high and new technology enterprises specially supported by the PRC government.”

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

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

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

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2005, 2006 and 2007, respectively.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, our suppliers are primarily suppliers of solar cells and silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintain a reserve for potential credit losses, which has been historically insignificant.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials, and where applicable, direct labor costs, tolling costs and any overhead that we incur in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The inventory reserves were nil, $266,254 and $455,572 for the years ended December 31, 2005, 2006 and 2007, respectively.

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

Fair value of derivative and freestanding financial instruments

The carrying value of our cash and cash equivalents, trade receivables, advances to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair value due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value as these contracts were recently entered into and market interest rates have not fluctuated significantly since the commencement of those instruments.

Valuations for derivative and freestanding financial instruments are typically based on the following hierarchy: (i) prices quoted on an organized market, (ii) prices obtained from other external sources such as brokers or over-the-counter third parties and (iii) valuation models and other techniques usually applied by market participants. Prior to our initial public offering in November 2006, when the convertible notes initially issued to HSBC and JAFCO and our common shares were not publicly traded, we relied solely on valuation models in determining these values and in preparing our financial statements for the year ended December 31, 2006.

We used a binomial model to value the conversion option and early redemption put option. The binomial model requires the input of assumptions, some of which are subjectively determined, such as the fair values of the common shares and the underlying notes, life of the option, the risk free interest rate over the period of the option, a standard derivation of expected volatility, and expected dividend yields. We determined the fair value of the underlying common shares based on valuations by an independent appraiser. For a more detailed discussion on the assumptions involved in determining the fair value of our common shares, see “— Overview of Financial Results — Share-based Compensation Expenses.”

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

Changes to any of the assumptions used in the valuation model could materially impact the valuation results. A more detailed discussion on fair value calculations is reflected in Note 8 to our consolidated financial statements included elsewhere in this annual report.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. To date, we have not recorded a valuation allowance against our deferred tax assets.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Share-based compensation

We account for share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Our option plans are described more fully in Note 17 to our consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination” (“SFAS 141R”), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An entity may not apply it before that date. We have not made any acquisitions in the reporting year.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS 161 on January 1, 2009. Management is currently assessing the impact of SFAS 161 on its consolidated financial statements.

In May, 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchanges Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. It is only effective for nongovernmental entities; therefore, the GAAP hierarchy will remain in AICPA Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for state and local governmental entities and federal governmental entities. Management is currently assessing the impact of SFAS 162 on its consolidated financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2005		2006		2007
	(In thousands of US$, except percentages)

Net revenues:
— Solar modules	$18,324	100.0%	$68,212	100%	302,798	100%
Cost of revenues
— Solar modules	11,211	61.2	55,872	81.9	279,022	92.1
Gross profit	7,113	38.8	12,340	18.1	23,776	7.9
Operating expenses
— Selling expenses	158	0.9	2,909	4.3	7,531	2.5
— General and administrative expenses	1,708	9.3	7,923	11.6	17,204	5.70
— Research and development expenses	16	0.1	398	0.6	998	0.31
Total operating expenses	1,882	10.3	11,230	16.5	25,733	8.5
Income/(loss) from operations	5,231	28.5	1,110	1.6	(1,957)	(0.7)
Interest expenses	(239)	(1.3)	(2,194)	(3.2)	(2,367)	(0.8)
Interest income	21	0.1	363	0.5%	562	0.2
Tax refund for reinvestment	—	—	—	—	925	0.3
Loss on change in fair value of derivatives related to convertible notes	(316)	(1.7)	(6,997)	(10.3)	—	—
Loss on financial instruments relating to convertible bonds	(263)	(1.4)	(1,190)	(1.7)	—	—
Other gain/(loss) — net	(25)	(0.1)	(90)	(0.1)	2,443	0.8
Income/(loss) before taxes	4,409	24.1	(8,998)	(13.2)	(394)	(0.2)
Income tax benefit/(expense)	(605)	(3.3)	(432)	(0.6)	184	0.1
Net income/(loss)	$3,804	20.8%	$(9,430)	(13.8)	$(210)	(0.1)

(1)	Less than 0.1.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues.  Our total net revenues increased 344% from $68.2 million for the year ended December 31, 2006 to $302.8 million for the year ended December 31, 2007. The significant increase in net revenues was primarily generated from the sale of our solar module products from $59.8 million for the year ended December 31, 2006 to $282 million for the year ended December 31, 2007. As a percentage of total revenues, solar module product sales increased from 88% to 93%, with remaining revenue figures attributable to OEM/tolling and third party silicon material sales.

The volume of our solar module products sold increased from 14.9MW for the year ended December 31, 2006 to 83.4MW for the year ended December 31, 2007. The significant increase in the volume of our solar module products sold was driven by several factors, including favorable incentive programs that stimulated demand for our products in our main target markets of Germany, Spain and Italy, establishment of customer relationships with several large solar integrators in our target markets and an increase in module production capacity to fulfill this demand.

Cost of Revenues.  Our cost of revenues increased from $55.9 million in 2006 to $279 million in 2007. The increase in our cost of revenues was due primarily to a significant increase in the quantity of silicon, solar wafers and solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar wafers and cells arising from the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, cost of revenues increased from 81.9% for the year ended December 31, 2006 to 92.1% for the year ended December 31, 2007.

Gross Profit.  As a result of the foregoing, our gross profit increased from $12.3 million for the year ended December 31, 2006 to $23.8 million for the year ended December 31, 2007. Our gross margin decreased from 18.1% for the year ended December 31, 2006 to 7.9% for the year ended December 31, 2007. The decrease in gross margin was due primarily to the rising prices of silicon feedstock, solar wafers and solar cells arising from the industry-wide shortage of high-purity silicon and a decrease in average selling prices for our solar module products.

Operating Expenses.  Our operating expenses increased by 130% from $11.2 million for the year ended December 31, 2006 to $25.8 million for the year ended December 31, 2007. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses, a result of our corresponding net revenue increase of 344% from the previous year. Operating expenses as a percentage of our total net revenue decreased from 16.5% for the year ended December 31, 2006 to 8.5% for the year ended December 31, 2007.

Selling Expenses.  Our selling expenses increased from $2.9 million for the year ended December 31, 2006 to $7.5 million for the year ended December 31, 2007. Selling expenses as a percentage of our total net revenues decreased from 4.3% for the year ended December 31, 2006 to 2.5% for the year ended December 31, 2007. The increase in our selling expenses was due primarily to (i) the increase in share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to sales and marketing personnel, (ii) the increase in freight charges and export processing fees caused by our increasing use of cost, insurance and freight sales terms in 2007 comparing to mostly free-on-board or ex-work sales terms in 2006 and (iii) an increase in salaries and benefits as we hired additional sales personnel to handle our increased sales volume.

General and Administrative Expenses.  Our general and administrative expenses increased by 117.7% from $7.9 million for the year ended December 31, 2006 to $17.2 million for the year ended December 31, 2007, primarily due to (i) the increase in share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to general and administrative employees and (ii) increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with the growth of our business. As a percentage of our total net revenues, general and administrative expenses decreased from 11.6% for 2006 to 5.7% for 2007, primarily as a result of the greater economies of scale that we achieved in 2007.

Research and Development Expenses.  Our research and development expenses increased significantly from $0.4 million for the year ended December 31, 2006 to $1.0 million for the year ended December 31, 2007, due to increased efforts in development of new products and technology improvement. We expect our expenditures for research and development efforts to increase significantly in 2008 as we undertake technology development related to future product offerings.

Share-Based Compensation Expenses.  Our share-based compensation expense in 2006 was $6.1 million as compared to $9.2 million in 2007 due to additional share options issued in 2007.

Interest Expenses.  We incurred interest expenses of approximately $2.2 million for the year ended December 31, 2006 compared to $2.4 million for the year ended December 31, 2007. The interest expenses for the $2.2 million for the year ended December 31, 2006 were in connection with (i) the convertible notes that we sold to HSBC and JAFCO in November 2005 and March 2006 and which were outstanding before July 1, 2006, (ii) non-cash amortization of discount on debts in relation to the convertible notes issued to HSBC and JAFCO and (iii) interest payable for our various short-term borrowings before our initial public offering in November 2006. These convertible notes were converted on July 1, 2006. As we grew our business, we entered into additional commercial bank loans and issued new convertible notes in 2007. We believe that we will continue to enter into new commercial bank loans for further expansion and revenue growth in 2008. As a result, we expect that our interest expenses will increase.

Loss on Change in Fair Value of Derivatives Related to Convertible Notes.  We recorded nil for the loss on change in fair value of derivatives related to convertible notes for the year ended December 31, 2007 compared to $7.0 million for the year ended December 31, 2006. In March 2006, after amending the terms of our convertible notes issued to HSBC and JAFCO, we no longer incurred this charge.

Loss on Financial Instruments Related to Convertible Notes.  We recorded nil for the year ended December 31, 2007 compared to $1.2 million for the year ended December 31, 2006. After issuing our second tranche convertible notes together with convertible notes issued to HSBC and JAFCO pursuant to the investors’ option in March 2006, we no longer incurred this charge.

Other Net Gain/Loss.  We recorded a net currency exchange gain for the year ended December 31, 2007 of $2.4 million.

Income Tax Benefit/Expense.  Our income tax expense was $0.4 million for the year ended December 31, 2006, as compared to a gain of $0.2 million for the year ended December 31, 2007, in part due to the tax benefit from the amortization of an increase in deferred tax assets associated with expenses related to our initial public offering and convertible note offering in December 2007, based on Canadian tax regulations.

Net Loss.  As a result of the cumulative effect of the above factors, we recorded net loss of $0.2 million for the year ended December 31, 2007, as compared to a $9.4 million net loss for the year ended December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues.  Our total net revenues increased by more than three times from $18.3 million in 2005 to $68.2 million in 2006. The significant increase was primarily due to a sizable increase in net revenues generated from the sale of solar module products from $17.9 million in 2005 to $59.8 million in 2006. Included in our total net revenue for 2006 was $8.3 million generated from silicon material sales. The volume of our solar module products sold increased from 4.1MW in 2005 to 14.9MW in 2006. Among our solar module product categories, the major increase was driven primarily by the sales of our standard solar modules. Net revenues from the sale of standard solar modules increased from $13.7 million in 2005 to $57.6 million in 2006 with an increase in volume from 3.4MW in 2005 to 14.5MW in 2006.

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

Cost of Revenues.  Our cost of revenues increased significantly from $11.2 million in 2005 to $55.9 million in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on silicon feedstock and solar cells. This was caused by a significant increase in the quantity of solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar cells due to the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, however, cost of revenues showed a substantial increase from 61.2% in 2005 to 81.9% in 2006 primarily because we did not achieve as much cost savings advantage as we had achieved mostly through our silicon reclamation program in 2005 due to a global silicon supply shortage and increased competition for reclaimable silicon materials.

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

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations, short-term borrowings, convertible note issuances, equity contributions by our shareholders and the proceeds from our initial public offering. As of December 31, 2007, we had $37.67 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are outstanding and placed with banks and other financial institutions.

In December 2007, we issued $75.0 million principal amount of convertible senior notes due 2017 in a private placement pursuant to Rule 144A of the Securities Act. The notes bear interest at a rate of 6% per annum. The notes are convertible into common shares based on an initial conversion rate of 50.6073 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $19.76 per common share). The notes may be converted at any time prior to the close of business on the business day immediately preceding the stated maturity date. We may redeem the notes on or after December 24, 2012 at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date (i) in whole or in part, if the closing price for our common shares exceeds 130% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the notice of redemption, or (ii) in whole only, if at least 95% of the initial aggregate principal amount of the notes originally issued have been redeemed, converted or repurchased and, in each case, cancelled. Noteholders may require us to repurchase the notes for cash on December 24, 2012 and December 15, 2014 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, we are required to make an offer to purchase the notes for cash upon a “change in control” at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date. In May 2008, we commenced an offer to our existing noteholders to convert their notes into our common shares at an increased conversion rate. The conversion offer is intended to reduce our ongoing fixed interest obligations, to improve the trading liquidity of our common shares by increasing the number of outstanding common shares available for trading and to facilitate greater access to equity capital markets for us.

For additional information on past convertible note issuances, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Issuance, Sale and Conversion of Convertible Notes.”

We have significant working capital requirements because our suppliers of solar wafers, cells and silicon raw materials typically require us to make prepayments in cash of 20% to 30% of the purchase price and require us to pay the balance of the purchase price by letters of credit or additional cash payments prior to delivery. In a long term supply contract, customary with the current industry practice, we are required to make large prepayments in cash to our supplier in advance of the planned delivery with the prepayments being proportionally off-set against deliveries from the supplier during the contract term. Due to the industry-wide shortage of high-purity silicon, working capital and access to financings to allow for the purchase of silicon feedstock are critical to growing our business. Advances to suppliers increased significantly from $13.5 million as of December 31, 2006 to $32.8 million as of December 31, 2007. While we also require some of our customers to make prepayments, there is typically a lag between the time of our prepayment for solar wafers and cells and silicon raw materials and the time that our customers make prepayments to us.

We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments in cash of 10% to 30% of the purchase price from some of our customers, and require many of them to pay the balance of the purchase price by letters of credit prior to delivery. In some cases, we extend short-term credit to customers after delivery. The prepayments are recorded as current liabilities under advances from suppliers and customers, and amounted to $2.8 million as of December 31, 2005, $3.2 million as of December 31, 2006 and $1.9 million as of December 31, 2007. Until the letters of credit are drawn in accordance with their terms, or we collect sales credit, the balance of the purchase price is recorded as accounts receivable. As the market demand changes and we continue to diversify our geographical markets, we have increased and may continue to increase credit term sales to creditworthy customers after careful review of the customers’ credit standings. Inventories have increased significantly due to our toll manufacturing arrangements and the rapid growth of our operations and business. We do not record the silicon feedstock and other silicon raw materials that we source and provide to toll manufacturers in our net revenues. We account for the silicon feedstock as consigned inventory and for payments received from our toll manufacturers as advances from suppliers and customers. Because of the tight credit control that we impose on our customers, our allowance for doubtful accounts has not been significant in prior years. Allowance for doubtful accounts was nil and $374,178 as of December 31, 2006 and 2007, respectively. While we plan to increase credit term sales in 2008 to selected creditworthy customers, we cannot assure you that the allowance for doubtful accounts will remain immaterial in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(In thousands of US$)

Net cash used in operating activities	$(4,670)	$(46,276)	$(80,224)
Net cash used in investing activities	(646)	(7,770)	(42,483)
Net cash provided by financing activities	9,330	88,307	124,828
Net increase (decrease) in cash and cash equivalents	4,221	34,631	(3,244)
Cash and cash equivalents at the beginning of the year	2,059	6,280	40,911
Cash and cash equivalents at the end of the year	$6,280	$40,911	$37,667

Operating Activities

Net cash used in operating activities increased from $46.3 million in 2006 to $80.2 million in 2007, primarily due to our solar wafer purchase advance payments as well as the rapid growth of our solar module operation and business. Net cash used in operating activities in 2006 was $46.3 million, compared to net cash used in operating activities in 2005 of $4.7 million. The increase in cash outflow in 2006 and 2007 mainly resulted from a significant increase in the level of our inventories due to the rapid growth of our operations in 2006 and 2007 and advances to suppliers and accounts receivable at the end of 2007 compared to the end of 2006.

Investing Activities

Net cash used in investing activities increased from $7.8 million in 2006 to $42.5 million in 2007, primarily due to our expansion of module production capacity and into internal solar cell manufacturing, a higher capital expenditure business. Net cash used in investing activities increased from $645,997 in 2005 to $7.7 million in 2006, primarily due to the construction and installation of our new solar cell manufacturing facility.

Financing Activities

Net cash provided by financing activities increased from $88.3 million in 2006 to $124.8 million in 2007, primarily as a result of the proceeds from our issuance of $75.0 million principal amount convertible notes in December 2007. Net cash provided by financing activities increased from $9.3 million in 2005 to $88.3 million in 2006, primarily as a result of the proceeds from our initial public offering in November 2006.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and planned commercial bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the rest of 2008 under our current market guidance. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may also be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or availability to additional capital via bank borrowings are insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $560,793, $7.1 million and $42.0 million in 2005, 2006 and 2007, respectively. Our capital expenditures were used primarily to build facilities and purchase equipment for the expansion of our assembly lines for the production of solar modules and our expansion into solar cell production. For 2008, we have a total commitment of $91.5 million.

Restricted Net Assets

Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves which include a general reserve and a staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by our board of directors. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $4.6 million, $51.6 million and $82.4 million as of December 31, 2005, 2006, and 2007, respectively.

C.	Research and Development, Patents and Licenses, Etc.

As of December 31, 2007, we had 15 research and product development employees. Our research and development efforts have focused on the following areas: (a) developing new technologies in ingot, wafer, cell and module manufacturing for using low-cost alternative silicon materials such as UMgSi; (b) improving the conversion efficiency of solar cells; (c) improving manufacturing yield and reliability of solar modules and reducing manufacturing costs; (d) designing and developing new and efficient specialty solar modules and products to meet customer requirements; and (e) silicon reclamation technologies which allow manufacturing of solar cells using low-cost silicon feedstock. Our research and development team works closely with our manufacturing team, our suppliers, our partners and our customers.

Our senior management, led by Dr. Qu, our founder, chairman, president and chief executive officer, Mr. Genmao Chen, our director, research and development, Dr. Lingjun Zhang, our general manager of CSI Cells, and Mr. Chengbai Zhou, our principal technical fellow for solar modules, all have extensive experience in the solar power industry. We have also established collaborative research and development relationships with a number of universities and research institutes, including the University of Toronto in Canada and Tsinghua University in China.

Going forward, we will focus on the following research and development initiatives, which, among other projects, we believe will contribute to our competitiveness:

Alternative silicon materials technologies.  We have been working on developing new technologies for the past year in solar ingot, wafer, cell and module manufacturing using UMgSi. We have made significant progress in this area recently and believe that we will be able to produce additional solar modules in 2008 by using UMgSi materials. We anticipate additional future increases if our large scale production trials have favorable results and our supply partners are able to produce and provide contracted quantities of UMgSi at a consistent acceptable quality level. We are also developing technologies which allow us to use partial or 100% of low-cost silicon feedstock for manufacturing of solar cells.

Solar module manufacturing technologies.  We intend to focus on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield and efficiency. We are also studying light transmission and reflection technologies inside the solar module to find ways to increase the light absorption of solar cells for the purpose of improving power output.

Product development of specialty solar modules and products.  We will seek to improve our product development capabilities for specialty solar modules and products to position ourselves for the expected growth in this area of the solar power market. For example, we are collaborating with a research institute in China to develop a concentrator module technology and a glass curtain wall company based in China to develop BIPV technology.

Our first BIPV project was completed in the City of Luoyang, China at the end of the second quarter of 2007. We have recently entered into a new contract to supply BIPV modules and other BIPV related design elements for a project for the Beijing Olympic games.

Solar cell manufacturing.  As we expand into solar cell manufacturing, we have invested both manpower and equipment in the development of process technologies to increase the conversion efficiencies of our solar cells.

Silicon reclamation technologies.  We intend to continue to work on technology improvement methods and increase our know-how and the efficiency of our silicon reclamation program, including increasing scrap silicon recovery yields. We are developing new technologies and designing equipment for refining certain scrap silicon materials and expanding on the types of materials that can be utilized to manufacture solar cells.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of US$)

Short-term debt obligations	$40,374	$40,374	$—	$—	$—
Interest related to short-term debt(1)	750	750	—	—	—
Operating lease obligations	2,149	786	1,193	85	85
Purchase obligations(2)	1,686,021	338,483	632,638	269,631	445,269
Convertible notes(3)	120,000	4,500	9,000	9,000	97,500
Other long-term borrowing(4)	17,866	—	17,866	—	—
Total	$1,867,160	$384,893	$660,697	$278,716	$542,854

(1)	Interest is derived using 6.2% interest per annum.

(2)	Includes commitments to purchase production equipment in the amount of $91.4 million and commitments to purchase solar cells and silicon raw materials in the amount of $1,594.6 million.

(3)	Assumes redemption of $75.0 million aggregate principal amount of 6.0% convertible senior notes due December 15, 2017. Assumes none of the convertible senior notes have been converted into ordinary shares. The holders of our convertible senior notes may require us to repurchase the convertible senior as early as December 2012. This figure also includes interest payable until December 5, 2017.

(4)	Includes syndicated commercial loans with ICBC and China’s Bank of Communication. A total of $50 million in secured loans cover a three-year expansion plan. Funds are available at various stages and with different terms and rates.

The above table excludes income tax liabilities of $2.3 million recorded in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of these tax positions. For additional information on FIN 48, see the notes to our consolidated financial statements, included herein.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2007.

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

In some cases, the forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar power;

•	our beliefs regarding the future shortage or availability of the supply of high-purity silicon;

•	our beliefs regarding the acceleration of adoption of solar power technologies and the continued growth in the solar power industry;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and improved profitability;

•	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;

•	our beliefs and expectations regarding the use of UMgSi and solar power products made of this material;

•	our ability to continue developing our in-house solar components production capabilities and our expectations regarding the timing and production capacity of our internal manufacturing programs;

•	our beliefs regarding our securing adequate silicon and solar cell requirements to support our solar module production;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title

Shawn (Xiaohua) Qu	44	Chairman of the Board, President and Chief Executive Officer
Bing Zhu(1)	43	Director and Chief Financial Officer
Robert McDermott	66	Lead Independent Director
Lars-Eric Johansson	61	Independent Director
Michael G. Potter	41	Independent Director
Yan Zhuang	44	Independent Director
Gregory Spanoudakis	50	Vice President, Europe
Genmao Chen	46	Director, Research and Development
Tai Seng Png	45	Vice President, Business Integration
Charlotte Xi Klein	52	Corporate Controller and Compliance Officer
Bencheng Li	67	Vice President, Business Development (China)
Robert Patterson	61	Vice President, Business Development (North America)
Arthur Chien(1)	47	Vice President, Finance and Secretary
Chengbai Zhou	61	Principal Technical Fellow
Shanglin Shi	54	Deputy General Manager, China Operation
Xiaohu Wang	52	Vice President, China Supply Chain Management
Lingjun Zhang	42	General Manager, CSI Cells

(1)	Bing Zhu, our chief financial officer, will resign from this position effective as of June 7, 2008. Arthur Chien, our vice president, finance, has been appointed as chief financial officer, also effective as of June 7, 2008.

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

Mr. Robert McDermott has served as an independent director of our company since August 2006. Mr. McDermott is a partner with McMillan Binch Mendelsohn LLP, a business and commercial law firm based in Canada. He joined the firm in 1971 and practices business law with an emphasis on mergers and acquisitions, corporate governance, mining, securities and corporate finance, involving both Canadian and cross-border transactions. Mr. McDermott advises boards and special committees of public companies in Canada on corporate governance matters as well. From 1997 to 2001, he was a director and senior officer of Boliden Limited, a mining company listed on the Toronto and Stockholm stock exchanges. Mr. McDermott is a member of the Canadian Bar Association, International Bar Association and Rocky Mountain Mineral Law Institute. He was admitted to the Ontario Bar in Canada in 1968. Mr. McDermott received his juris doctor degree from the University of Toronto and a bachelor’s of arts degree from the University of Western Ontario.

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

Mr. Michael G. Potter has served as an independent director of our company since September 2007. Mr. Potter has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. He is currently Senior Vice President and Chief Financial Officer of NeoPhotonics Corporation, a leading provider of photonic integrated circuit-based modules, components and subsystems for use in optical communications networks with extensive operations in Shenzhen, China. Before joining NeoPhotonics in May 2007, he was Senior Vice President and Chief Financial Officer of STATS ChipPAC, a semiconductor assembly and test services company based in Singapore. Before that, he held a variety of executive positions at Honeywell Inc. Mr. Potter is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University, Canada and a Graduate Diploma of Accountancy from McGill University, Canada.

Mr. Yan Zhuang has served as an independent director of our company since September 2007. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 15 years. He is currently Senior Vice President Business Operations and Marketing, Asia Region, of Hands-on Mobile Ltd., a global media and entertainment company with Asian operations in China, Korea and India. Before joining Hands-on Mobile, he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific Regional Director of Marketing Planning and Consumer Insight. Prior to that, he was a marketing consultant in Canada and China. Mr. Zhuang holds a Bachelor of Electrical Engineering degree from Northern Jiao-Tong University, China, an MSc in Applied Statistics from the University of Alberta, Canada and an MSc in Marketing Management from the University of Guelph, Canada.

Executive Officers

Mr. Gregory Spanoudakis has served as our vice president, Europe since 2006, prior to which he had been our vice president — international sales and marketing since January 2002. Mr. Spanoudakis has been involved in the semiconductor and solar power industries for the past 18 years, the last 6 years of which have been in the solar power industry. He was a senior executive with Future Electronics, one of the world’s largest distributors of semiconductor components, where he headed the international division and the export development program from November 1988 to May 1999. Mr. Spanoudakis attended The University of Essex, in Colchester, England and the Sir George William University (now Concordia University) in Montreal, Canada graduating with a bachelor’s degree in business in 1981. In 1987, he received his MBA degree with a focus on international business development from Concordia University in Montreal, Canada.

Mr. Genmao Chen joined us in July 2006 as director, research and development. Mr. Chen has over ten years of experience in semiconductor material growth and process. Prior to joining us, Mr. Chen was a scientist and senior engineer at two companies in Silicon Valley, namely Filtronic Solid State Inc., and American Xtal Technology Inc. At Filtronic (formerly Litton Solid State Subsystems Inc.), a compound semiconductor IC manufacturing company, Mr. Chen served as an Epi growth and characterization scientist, primarily responsible for developing RF and optoelectronic devices, from July 2000 to September 2002. At American Xtal., a manufacturer of semiconductor substrates and optoelectronics devices, he served as a senior engineer of process and technical support, primarily responsible for process design and integration, as well as customer technical support, from October 2002 to August 2004. In addition, he was the chief technology officer at Jingtuo Optroelectronics Co., Ltd., a LED and IC company from September 2004 to April 2006. Mr. Chen was a research assistant at Energenius Center for Advanced Nanotechnology in the University of Toronto during the period between January 1996 and July 2000. Mr. Chen received his B.Sc. degree in physics from Jilin University in China and an M.A.Sc. degree in materials science from the University of Toronto in Canada, where he was also a candidate to the Ph.D. degree in materials science.

Mr. Tai Seng Png has served as our vice president, business integration since September 2007. Prior to that, Mr. Png was the vice president of operations at Trina Solar Ltd., another large solar company based in China, from 2006 to 2007. Prior to that , he was the general manager of Innovalues Precision Limited, a company that mainly engages in precision machining of round components in Malaysia, from 2004 through 2005. From 2003 to 2004, he served as a senior manager in charge of product engineering and procurement of Hyflux Aquosus (S) Pte Ltd., a company that mainly engages in water treatment in China. From 1999 to 2003, he was a plant manager of Flextronics Plastics (Singapore) Pte Ltd, a company that is engaged in the manufacturing of electronic products, and later became its engineering director. Mr. Png received his diploma from Singapore Polytechnic in 1982.

Ms. Charlotte Xi Klein has served as our corporate controller since February 2007. Effective September 2007 she was appointed as our compliance officer to head corporate compliance matters. Prior to joining us, between 2004 and 2007, Ms. Klein was director of accounting and compliance at ARAMARK Corporation, a Fortune 500 company, and TV Guide Magazine in the United States, responsible for financial reporting and successfully implementing Sarbanes-Oxley compliance during the first year of its applicability. In addition to her corporate reporting experience, Ms. Klein spent eight years in manufacturing facilities with progressive job responsibilities from cost accountant to plant controller in both Saint-Gobain Corporation and Armstrong World Industries. Ms. Klein holds a bachelor’s degree from the Shanghai Teachers University and MA and MBA degrees from the Midwestern State University in Texas. She is also a member of the AICPA and has been a Texas-licensed CPA since 1996.

Mr. Bencheng Li has served as our vice president, business development (China) since December 2006, prior to which he had been the general manager of CSI Luoyang. He joined us in June 2003. Mr. Li was the chairman of Luoyang Single Crystalline Silicon Ltd. from 1996 to 2000, and the chairman of Sino-American MCL Electronic Materials Ltd. from 1995 to 2000. From July 1998 to April 2003, Mr. Li was the general manager of China Shijia Semiconductor Materials Corporation, a semiconductor and solar silicon materials manufacturing company in China. In July 1967, Mr. Li received his bachelor’s degree in radiochemistry from Tsing Hua University in Beijing, China.

Mr. Robert Patterson has served as our vice president, business development (North America) since January 2006. Mr. Patterson managed the Solar Bi-Lateral project: Solar Electrification for Western China with the

Canadian International Development Agency from May 2002 to June 2005. Before joining us, from 1999, Mr. Patterson was the vice president of business development and the manager of the Alberta branch of Soltek Solar, now Carmanah Technologies, Canada’s largest solar energy company. From 1992 to 1999, Mr. Patterson was a senior vice president at several start-up communication companies including Westronic Inc., Network Innovations and TD Communications and also managed his own consulting company, S & B Consulting Services, specializing in marketing and business development for high tech companies. From 1980 to 1988, Mr. Patterson held managerial positions at Nortel Networks for materials management, product development and marketing and business development. Mr. Patterson is a certified professional engineer in Alberta, Canada. In Canada, he received his MBA degree from The University of Western Ontario (Ivey) in London, Ontario in 1973, and his bachelor’s degree in chemical engineering from Queen’s University in Kingston, Ontario in 1970.

Mr. Arthur Chien has served as our vice president, finance since September 2007 and our secretary since February 2008. He served as an independent director of our company from December 2005 until September 2007. Mr. Chien was previously managing director of Beijing Yinke Investment Consulting Co. Ltd., which provides financial consulting services and has its own investment projects as well. Prior to that, Mr. Chien was the chief financial officer of China Grand Enterprises Inc. for almost 5 years. That company is a diversified investment holding company based in Beijing, China. Mr. Chien has also worked in the finance, investment and management positions in several companies in China, Canada and Belgium including his appointment in 1995 as the assistant financial controller of the steel cord division of Bekaert Group in Belgium. In 1996, Mr. Chien took the position of chief financial officer of Bekaert China, which operated five joint ventures in China. Mr. Chien graduated from the University of Science and Technology of China with a bachelor of science degree in 1982. He also obtained a master’s degree in economics from the University of Western Ontario, London, Ontario, Canada in 1989.

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

Duties of Directors

Under our governing statute, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and authorizing other distributions to shareholders;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance of shares.

B.	Compensation of Directors and Executive Officers

Cash Remuneration

Our directors and executive officers, in such capacities, received aggregate cash remuneration, including salaries, bonuses and benefits in kind, from us of approximately $835,913 in 2007. Cash remuneration, including salaries, bonuses and benefits in kind as well as participation in our board committees by our directors, paid by our company to our directors (including two directors who are also our executive officers) was $172,027 and to our executive officers (excluding the two directors who are also our executive officers) was $663,886 in 2007. In 2007, there were 14 executive officers receiving such cash remuneration.

Share-based Remuneration

2006 Share Incentive Plan

We have adopted a share incentive plan, or 2006 Plan, effective March 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of common shares which may be issued pursuant to all awards under the 2006 Plan, including incentive share option awards, is 2,330,000. An additional 545,903 shares are available for awards other than incentive option shares under the 2006 Plan, with an annual increase to be added on the first business day of each calendar year equal to the lesser of (x) one percent (1%) of the number of common shares outstanding as of such date, and (y) that number of common shares determined by the board or a designated committee.

Options

The following table summarizes, as of April 30, 2008, the outstanding options granted under our 2006 Plan to our directors and executive officers and to other individuals, each as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. Unless otherwise noted, all other options granted vest over a four-year period beginning from the date of grant.

	Common
	Shares
	Underlying		Exercise
	Options		Price		Date of	Date of
Name	Granted		(US$/Share)		Grant	Expiration

Directors:
Bing Zhu	116,500		2.12		May 30, 2006	May 29, 2016
Robert McDermott	46,600	(2)	15.00		August 8, 2006	August 7, 2016
	23,300	(2)	9.88	(3)	July 1, 2007	June 30, 2017
Lars-Eric Johansson	46,600	(2)	15.00		August 8, 2006	August 7, 2016
	23,300	(2)	9.88	(3)	July 1, 2007	June 30, 2017
Michael G. Potter	23,300	(2)	7.36		September 24, 2007	September 23, 2017
Yan Zhuang	23,300	(2)	7.36		September 24, 2007	September 23, 2017
Directors as a group	302,900
Executive Officers:
Bing Zhu	116,500	(4)	2.12		May 30, 2006	May 29, 2016
Gregory Spanoudakis	116,500		2.12		May 30, 2006	May 29, 2016
Xiaohu Wang	89,705		2.12		May 30, 2006	May 29, 2016
Arthur Chien	46,600	(1)	4.29		August 8, 2006	August 7, 2016
	23,300	(2)	9.88		July 1, 2007	June 30, 2017
	46,600		7.36		September 24, 2007	September 23, 2017
Lingjun Zhang	75,725		2.12		May 30, 2006	May 29, 2016
Robert Patterson	48,056		2.12		May 30, 2006	May 29, 2016
Bencheng Li	48,056		2.12		May 30, 2006	May 29, 2016
Chengbai Zhou	64,075		2.12		May 30, 2006	May 29, 2016
Shanglin Shi	46,600		2.12		May 30, 2006	May 29, 2016
Genmao Chen	62,075		4.29		July 17, 2006	July 16, 2016
Charlotte Xi Klein	11,652	(7)	7.36		September 24, 2007	September 23, 2017
	46,600		12.10	(9)	March 1, 2007	February 28, 2017
Executive Officers as a group	842,044
Other Individuals:
One individual	69,900		2.12		May 30, 2006	May 29, 2016
Twenty-six individuals as a group	84,695		4.29		May 30, 2006	May 29, 2016
Two individuals as a group	51,260		4.29		June 30, 2006	June 29, 2016
Hanbing Zhang(5)	46,600		4.29		July 28, 2006	July 27, 2016
One individual	58,250		12.00	(6)	August 8, 2006	August 7, 2016
Two individuals as a group	11,650		15.00	(3)	April 13, 2007	April 12, 2017
Three individuals as a group	9,319		12.00	(6)	August 31, 2006	August 30, 2016
Two individuals as a group	28,542		12.10	(9)	March 1, 2007	February 28, 2007
Four individuals as a group	28,980		8.21		August 17, 2007	August 16, 2017
Six individuals as a group	25,056	(7)	7.36		September 24, 2007	September 23, 2017
Twelve individuals as a group	170,145		7.36		September 24, 2007	September 23, 2017
Six individuals as a group	36,136		19.55	(8)	February 28, 2008	February 27, 2018
One individual	10,000		19.40	(8)	March 3, 2008	March 2, 2018
Two individuals as a group	18,000		20.67	(8)	March 31, 2008	March 30, 2018
Other individuals as a group	648,533

(1)	Vest in two equal installments, the first upon the date of grant and the second upon the first year anniversary of the grant date so long as the director remains in service.

(2)	All vested upon the date of grant.

(3)	The initial public offering price of the common shares.

(4)	Included above as held by Mr. Zhu as a director.

(5)	The wife of Dr. Qu, our founder, chairman, president and chief executive officer.

(6)	80% of the initial public offering price of the common shares.

(7)	Option granted are vested one year after the grant date.

(8)	The average of the closing prices for the five trading days preceding the grant date.

(9)	The average of the price of the common shares on the NASDAQ for each of the five trading days, preceding the date of grant.

We have also agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johannson, Michael G. Potter and Yan Zhuang, options to purchase 23,300 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vest immediately.

Restricted Shares

The following table summarizes, as of April 30, 2008, the restricted shares granted under our 2006 Plan to our executive officers and to other individuals, each as a group. In 2007, we did not grant any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting period for all other restricted shares are indicated in the notes below.

	Restricted
	Shares
Name	Granted		Date of Grant	Date of Expiration

Executive Officers:
Gregory Spanoudakis	233,000		May 30, 2006	May 29, 2016
Chengbai Zhou	23,300		May 30, 2006	May 29, 2016
Bencheng Li	11,650		May 30, 2006	May 29, 2016
Xiaohu Wang	18,640		May 30, 2006	May 29, 2016
Robert Patterson	11,650		May 30, 2006	May 29, 2016
Executive Officers as a group	298,240
Other Individuals:
Eight individuals as a group	18,640(1)		May 30, 2006	May 29, 2016
One individual	116,500(1	)(2)	June 30, 2006	June 29, 2016
Hanbing Zhang	116,500(3	)(4)	July 28, 2006	July 27, 2016
Other Individuals as a group	251,640

(1)	Each holding less than 1% of our total outstanding voting securities.

(2)	Vest over a two-year period from the date of grant.

(3)	The wife of Dr. Qu, our founder, chairman, president and chief executive officer.

(4)	Vest over a four-year period from the date of grant.

The following paragraphs describe the principal terms of our 2006 Plan.

Types of Awards.  We may grant the following types of awards under our 2006 Plan:

•	options to purchase our common shares; and

•	restricted shares, which are non-transferable common shares without voting or dividend rights, subject to forfeiture upon termination of a grantee’s employment or service.

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

The term of each award shall be stated in the award agreement. The term of an award shall not exceed ten years from the date of the grant.

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

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our current directors have not been elected to serve for a specific term, and, unless re-elected, will hold office until the close of the Company’s next annual meeting of shareholders, or until such time as their successors are elected or appointed.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Lars-Eric Johannson, Robert McDermott and Michael G. Potter, and is chaired by Mr. Johannson. Each of Messrs. Johannson and Potter qualify as an “audit committee financial expert” as required by the SEC, and thus meeting the requirements of the Nasdaq rules for having at least one member of the audit committee possessing past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Each of Messrs. Johannson, McDermott and Potter satisfies the “independence” requirements of the Nasdaq corporate governance rules and is financially literate as required by the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Lars-Eric Johannson, Robert McDermott and Michael G. Potter, each of whom satisfies the “independence” requirements of the Nasdaq corporate governance rules and is chaired by Mr. McDermott. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Lars-Eric Johannson, Robert McDermott and Yan Zhuang, each of whom satisfies the “independence” requirements of the Nasdaq corporate governance rules, and is chaired by Mr. McDermott. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Interested Transactions

A director of the corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest. A director may vote in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to the remuneration as our director, officer, employee or agent; (ii) one for indemnity or insurance in favor of directors and officers; or (iii) one with an affiliate. In 2007, we did not enter any such interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under our employment agreement with Dr. Qu, our founder, chairman, president and chief executive officer and controlling shareholder, Dr. Qu is employed until December 31, 2008, after which time he may terminate his employment with us on three months’ prior written notice. Under our employment agreement with Mr. Gregory Spanoudakis, he may terminate his employment with us at any time on three months’ prior notice. We may terminate either or both of these two employment agreements without cause upon the payment of a severance payment equal to one month of the officer’s base salary for every year of employment with us (up to a maximum of 12 months) together with any unpaid compensation accrued up to the date of the termination.

Apart from these two employment agreements, all of our other employment agreements with our executive officers have a term of three years, ending in 2008 or 2009. Under these other employment agreements, either we or the employee may terminate the employment on one month’s prior notice to the other with cause, except that (i) we have the right to terminate the employment of Messrs. Robert Patterson, Bing Zhu and Genmao Chen for cause at any time without notice; and (ii) each of Messrs. Robert Patterson, Bing Zhu and Genmao Chen has the right to terminate his employment for good reason in the event of a material reduction in his authority, duties and responsibilities or a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause upon one month to three-months’ advance written notice to the executive officer. If we terminate the executive officer’s employment without cause, the executive officer will be entitled to a severance payment equal to three to four months of his then-current base salary. We may terminate each of the agreements for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period of one to three years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; (iii) seek, directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination; or (iv) use a name including any word used by our company or our affiliates, or the Chinese or English equivalent or any similar word, in relation to any trade, business or company. Under our employment agreements with our executive officers, for purposes of the non-compete clause described above, a “competitor” of our company is defined as an entity in China or such other territories where we carry on our business. In the case of our agreements with Mr. Robert Patterson and Mr. Bing Zhu, the definition of “competitor” is further limited in that it does not include an entity that generates 10% or less of its revenues from solar power products and services similar to those provided by us, except that if an executive officer is employed by, or provides services as a director or otherwise to, a subsidiary or divisional business of such an entity, such subsidiary or divisional business shall be deemed a “competitor” if it generates more than 10% of its revenues from solar power products and services similar to those provided by us.

Our compensation committee is required to approve any future employment agreements entered into by us.

Directors’ Agreements

We have entered into director agreements with our independent directors, pursuant to which we make payments to our independent directors for their services, including in the form of equity awards pursuant to our share incentive plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

D.	Employees

As of December 31, 2005, 2006 and 2007, we had 196, 284 and 2,981 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2007.

	As of December 31, 2007
	Number of Employees	Percentage of Total

Manufacturing	2,684	90.04
General and administrative	272	9.12
Research and development	15	0.5
Sales and marketing	10	0.34
Total	2,981	100%

As of December 31, 2007, 2,644 of our employees were located in our two factories in Suzhou and one in Changshu, 297 of our employees were located in our new manufacturing plant in Luoyang and ten of our employees were based in Canada. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 30, 2008, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

The calculations in the table below are based on the 27,770,158 common shares outstanding, excluding restricted shares granted but yet to be vested and subject to restrictions on voting and dividend rights and transferability, as of April 30, 2008.

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

	Shares Beneficially Owned(1)
Directors and Executive Officers(2):	Number	%

Shawn (Xiaohua) Qu	13,672,263	50.0%
Bing Zhu(6)	58,250	0.2%
Robert McDermott(4)	73,900	0.3%
Lars-Eric Johannson(5)	74,900	0.3%
Michael G. Potter	23,300	0.1%
Yan Zhuang	23,300	0.1%
Robert Patterson(10)	27,669	0.1%
Arthur Chien(3)	69,900	0.3%
Gregory Spanoudakis(7)	291,250	1.0%
Bencheng Li(8)	27,669	0.1%
Chengbai Zhou(9)	55,338	0.2%
Genmao Chen	14,019	0.1%
Charlotte Xi Klein	11,650	0.0%
Tai Seng Png	—	0.0%
Shanglin Shi	23,300	0.1%
Xiaohu Wang(11)	63,493	0.2%
Lingjun Zhang	37,863	0.1%
All directors and executive officers as a group	14,548,064	53.2%
Principal Shareholders:
Columbia Wanger Asset Management, L.P.(12)	2,645,000	9.5%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The business address of our directors and executive officers is 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China.

(3)	Represents 69,900 common shares issuable upon exercise of options held by Mr. Chien.

(4)	Represents 69,900 common shares issuable upon exercise of options held by Mr. McDermott and 4,000 common shares that Mr. McDermott purchased in the Directed Shares Program in connection with our initial public offering in November 2006.

(5)	Represents 69,900 common shares issuable upon exercise of options held by Mr. Johannson and 5,000 common shares that Mr. Johannson purchased in the Directed Shares Program in connection with our initial public offering in November 2006.

(6)	Represents 58,250 common shares issuable upon exercise of options held by Mr. Zhu.

(7)	Represents 233,000 vested restricted shares and 58,250 common shares issuable upon exercise of options held by Mr. Spanoudakis.

(8)	Represents 11,650 vested restricted shares and 16,019 common shares issuable upon exercise of options held by Mr. Li.

(9)	Represents 23,300 vested restricted shares and 32,038 common shares issuable upon exercise of options held by Mr. Zhou.

(10)	Represents 11,650 vested restricted shares and 16,019 common shares issuable upon exercise of options held by Mr. Patterson.

(11)	Represents 18,640 vested restricted shares and 44,583 common shares issuable upon exercise of options held by Mr. Wang.

(12)	Represents 2,645,000 common shares held by Columbia Wanger Asset Management, L.P. The principal business address of Columbia Wanger is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

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

Issuance, Sale and Conversion of Convertible Notes

In November 2005, we issued convertible notes in the aggregate principal amount of $8.1 million to HSBC and JAFCO pursuant to a subscription agreement. In March 2006, we issued convertible notes to HSBC and JACFO in the aggregate principal amount of $3.65 million as part of a second tranche subscription and HSBC’s and JAFCO’s option to purchase additional convertible notes under the subscription agreement. The notes were repayable (i) on the third anniversary of their issuance date or (ii) upon the occurrence of an event of default. The notes were convertible into our common shares at the option of the note holders at any time. The notes were automatically convertible into our common shares at the then effective conversion price upon written approval by note holders holding more than 75% of the aggregate principal amount of convertible notes subscribed for by HSBC and JAFCO or upon the completion of an initial public offering by us. The subscription agreement provided that our board of directors would consist of up to seven directors including one director nominated by each of the two investors. Two directors appointed by HSBC and JAFCO, one appointed by each, served on our board of directors from December 2005 to August 2006. The appointed directors resigned in August 2006 after HSBC and JAFCO converted their convertible notes into our common shares in July 2006.

Additionally, HSBC and JAFCO agreed in the subscription agreement and convertible notes that Dr. Qu was entitled to all of our retained earnings as of February 28, 2006.

Conversion of Convertible Notes and Put Option Agreement

On July 1, 2006, HSBC and JAFCO provided notices to convert all of the outstanding convertible notes into our common shares. On that same day, all of the outstanding convertible notes were converted at a conversion price of approximately $5.77 per common share. Immediately after the conversion, the Company’s outstanding common shares were immediately split on a 1 for 1.17 basis. Common shares issuable pursuant to the Share Incentive Plan or issuable upon the exercise of outstanding awards under the Share Incentive Plan were not affected by this share split. In connection with HSBC’s and JAFCO’s optional conversion of the convertible notes, Dr. Qu entered into a put option agreement with HSBC and JAFCO whereby he granted to each of HSBC and JAFCO an option to require him to purchase all of the common shares held by HSBC and JAFCO immediately after the conversion and share split at the same conversion price of the convertible notes. Each of HSBC and JAFCO was entitled to exercise its put option: (i) at any time between March 31, 2007 to April 10, 2007 if we had not completed an initial public offering on or before March 31, 2007; or (ii) upon the occurrence and continuance of an event of default. In connection with the put option agreement, Dr. Qu entered into share pledging agreements with HSBC and JAFCO under which he pledged 1,568,826 and 809,717 of our common shares to HSBC and JAFCO, respectively, as continuing collateral security for his obligations under the put option agreement. The put option terminated upon the completion of our initial public offering in November 2006.

Retained Earnings

Upon the conversion of the convertible notes into our common shares, HSBC and JAFCO acknowledged and agreed that Dr. Qu’s right to our retained earnings as of February 28, 2006 under the convertible notes would remain in effect. In July 2006, HSBC, JAFCO and Dr. Qu agreed that all of the rights and obligations of the parties with respect to our retained earnings as of February 28, 2006 were fully satisfied and discharged upon the completion of the following actions in July 2006: (i) the transfer to Dr. Qu of 30,761 and 15,877 common shares from HSBC and JAFCO, respectively; and (ii) the issuance under our Share Incentive Plan of 50,000 restricted shares and options to purchase 20,000 common shares at an exercise price of US$10.00 per common share, both with vesting periods of four years from the date of grant, to Ms. Hanbing Zhang, the wife of Dr. Qu.

Investment Agreement

In connection with our issuance and sale of convertible notes, we entered into an investment agreement, dated November 30, 2005, with HSBC, JAFCO and Dr. Qu. Under the investment agreement, HSBC and JAFCO were granted certain rights, including with respect to any proposed share transfers by Dr. Qu, including the right of first refusal to purchase such common shares and the right of co-sale to sell their common shares alongside the proposed share transfer. In addition, they had preemptive rights with respect to any issuance of new securities by us with certain exceptions. These rights did not apply to the initial public offering, and the investment agreement terminated automatically upon the completion of our initial public offering in November 2006.

In October 2006, ATS entered into a joinder agreement to the investment agreement with us, Dr. Qu, HSBC and JAFCO. Under the joinder agreement, ATS was granted certain rights, including with respect to any proposed share transfers by Dr. Qu, including the right of first refusal to purchase such shares and the right of co-sale to sell its shares alongside the proposed share transfer. In addition, ATS had preemptive rights with respect to any issuance of new securities by us with certain exceptions. These rights did not apply to an initial public offering, and the joinder agreement terminated along with the investment agreement automatically upon the completion of our initial public offering in November 2006. ATS was also granted observer status on the board of directors. This right terminated upon the completion of our initial public offering in November 2006.

Registration Rights Agreements with HSBC, JAFCO and ATS

We granted HSBC and JAFCO customary registration rights. Set forth below is a description of the registration rights granted to HSBC and JAFCO.

Demand Registration Rights.  At any time commencing six months after the initial public offering, holders of at least 25% of the registrable securities had the right to demand that we file a registration statement covering the offer and sale of their securities. However, we were not obligated to effect any such demand registration if we had within the twelve month period preceding the demand already effected two or more demand registrations or Form F-3 or S-3 registrations. We had the right to defer the filing of a registration statement for up to 120 days if our board of directors determines in good faith that there is a valid business reason to delay the filing. We were not obligated to effect such demand registrations on more than three occasions.

Form F-3 Registration Rights.  Upon our becoming eligible to use Form F-3 or S-3, holders of at least 75% of the registrable securities had the right to request that we file a registration statement under Form F-3 or S-3 if the aggregate amount of securities to be sold under the registration statement is not less than US$1.0 million. Such requests for registrations were not counted as demand registrations.

Piggyback Registration Rights.  If we proposed to file a registration statement with respect to an offering for our own account or for the account of any person that is not a holder of registrable securities, we had to offer holders of registrable securities the opportunity to include their securities in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8, or a registration statement in connection with any demand or Form F-3 registration initiated by the holder(s) of registrable securities. Such requests for registrations were not counted as demand registrations.

Expenses of Registration.  We were to pay all expenses relating to any demand, piggyback or Form F-3 registration, except that holders of registrable securities were to bear the expense of any underwriting discounts or commission relating to registration and sale of their shares.

In October 2006, we also granted registration rights to ATS. The registration rights granted to ATS were substantially similar as that granted to HSBC and JAFCO, except that we were not obligated to effect a demand registration of ATS on more than two occasions.

Termination of Registration Rights Agreements.  The registration rights of HSBC, JAFCO and ATS are no longer in effect as of the date of this annual report on Form 20-F.

Consultancy Agreements

Prior to December 2005, we paid Dr. Qu, our founder, chairman, president and chief executive officer, compensation for his services in the form of consultancy fees, on a quarterly basis, to a consulting company owned by him. The consultancy agreement was non-written and provided for consultancy fees to be paid to Dr. Qu’s consulting company in return for the project consulting, general management and technology services that he provided to us. We terminated the consulting agreement with Dr. Qu’s company in November 2005. In 2005, 2006 and 2007, we paid consulting fees to Dr. Qu’s consulting company in the amount of $172,298, nil and nil, respectively. As of December 31, 2006 and 2007, the consulting fees due to Dr. Qu’s consulting company were $172,166 and nil, respectively.

In addition, we paid consultancy fees pursuant to a non-written agreement, on a monthly basis, to a consulting company owned by Robert Patterson, our vice president of corporate and products development and general manager of Canadian operations, prior to his joining us as an officer in January 2006. Under the agreement, Mr. Patterson provided project consulting services to us, in particular in connection with our large-scale CIDA projects, for 40 hours per month with a minimum retainer of C$2,000 per month. For additional work beyond the initial period and minimum retainer, Mr. Patterson was paid on an hourly basis. We terminated the consulting agreement with Mr. Patterson’s company in December 2005. In 2005 and 2006, we paid consulting fees to Mr. Patterson’s consulting company in the amount of C$60,495, nil, respectively. We paid all outstanding amounts in the first quarter of 2006.

Shareholder Loans

Dr. Qu made loans to us from time to time. These loans were unsecured, interest free and had no fixed repayment term. As of December 31, 2005, 2006 and 2007 these loans amounted to $213,062, $101,489 and $5,615 respectively. These loans were settled as of March 31, 2008.

Guarantees and Share Pledges

As required under the subscription agreement with HSBC and JAFCO, Dr. Qu guaranteed the performance of our obligations in connection with the convertible notes issued to HSBC and JAFCO. Dr. Qu also entered into share pledge agreements whereby he agreed to mortgage, charge and assign by way of a first legal mortgage 755,789 common shares to HSBC and 377,895 common shares to JAFCO as a continuing security for the due and punctual performance and observance by us of our obligations under the subscription agreement. The share pledges were irrevocably and unconditionally released by HSBC and JAFCO in March 2006.

In September 2005, Dr. Qu guaranteed the performance of our obligations in connection with a $1.3 million promissory note that we issued to ATS. He also entered into a share pledge agreement with ATS whereby he pledged 200,000 common shares to ATS as security for our performance of our obligations under this promissory note. The ATS promissory note was secured and interest-bearing pursuant to the underlying security agreement between us and ATS. The principal and interest under the ATS promissory note were payable on demand. The outstanding balances under the ATS promissory note as of December 31, 2005 and December 31, 2006 were $1.3 million and nil, respectively. Interest of $21,726 and $78,880 was paid for 2005 and 2006, respectively. The share pledge agreement terminated after we repaid the ATS promissory note and all accrued interest in full immediately after our initial public offering in November 2006.

In May and September 2006, Dr. Qu provided counter guarantees to a third party guarantor over our short-term loan facilities from Industrial Commercial Bank of China and Bank of Communications totaling RMB80 million. We repaid all amounts outstanding under the loan facilities in January 2007 at the expiration of their terms, and the counter-guarantees provided by Dr. Qu terminated.

In March and April 2007, Dr. Qu fully guaranteed a one-year RMB39 million loan facility from the Construction Bank of China to CSI Solartronics. In June 2007, Dr. Qu also fully guaranteed a one-year $4.0 million loan facility from the Bank of Communications to CSI Solar Manufacturing. Both of these loan facilities expire in 2008.

In June and November 2007, CSI Solartronics fully guaranteed loan facilities made available to CSI Solar Manufacturing by the Bank of Communications and by China Everbright Bank, totaling $4.0 million and $3.4 million, respectively.

In June 2007, CSI Solar Manufacturing guaranteed a RMB30 million loan facility from the Bank of Communications to CSI Luoyang.

In June 2007, CSI Solar Manufacturing fully guaranteed a RMB20 million loan facility from the Industrial Commercial Bank of China to CSI Solartronics. With respect to other guarantees, the Changshu Industry Public Ownership Managing and Investing Corporation and the Property Managing and Investing Corporation, Xinzhuang, Changshu, have fully guaranteed a RMB39 million loan facility from the China Construction Bank to CSI Solartronics.

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

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to declare or pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

As of April 30, 2008, 404,255 restricted shares and 699,685 options granted under our 2006 Share Incentive Plan had vested. As a result, our outstanding share capital including shares underlying options exercisable within 60 days of the date of this annual report on Form 20-F increased from 27,270,000 common shares, excluding restricted shares, which were subject to restrictions on voting, dividend rights and transferability, as of December 31, 2006, to 27,770,158 common shares as of April 30, 2008.

Except as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our common shares have been listed on the Nasdaq under the symbol “CSIQ” since November 9, 2006. For the year ended December 31, 2006, the trading price ranged from $9.43 to $16.73 per common share. For the year ended December 31, 2007, the trading price ranged from $6.50 to $31.44 per common share.

The following table sets forth the high and low trading prices for our common shares on the Nasdaq for the periods indicated.

	Sales Price
	High	Low

Quarterly High and Low
Fourth Quarter 2006	16.73	9.43
First Quarter 2007	14.36	8.72
Second Quarter 2007	13.88	8.78
Third Quarter 2007	11.70	6.50
Fourth Quarter 2007	31.44	8.67
First Quarter 2008	31.10	14.74
Monthly Highs and Lows
November 2007	18.88	9.99
December 2007	31.44	15.62
January 2008	31.10	14.74
February 2008	24.15	17.32
March 2008	23.96	16.31
April 2008	28.45	21.25
May 2008	48.91	25.93
June 2008 (through June 2)	42.59	39.20

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the Nasdaq Global Market since November 9, 2006 under the symbol “CSIQ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

See “Item 4. Information on the Company — B. Business Overview — Government Regulation — Foreign Currency Exchange” and “— Dividend Distribution.”

E.	Taxation

Material Canadian Federal Tax Considerations

General

The following summary is of the material Canadian federal tax implications applicable to a holder (a “U.S. Holder”) who holds our common shares (the “Common Shares”) and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such U.S. Holder has held or holds the Common Shares; (ii) holds the Common Shares as capital property; (iii) deals at arm’s length with and is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares in respect of, in the course of or by virtue of employment with our company; (vi) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (vii) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”); and (viii) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such U.S. Holder has held or holds the Common Shares. Special rules, which are not addressed in this summary, may apply to a U.S. Holder that is a “registered non-resident insurer” or “authorized foreign bank”, as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.

The current published policy of the Canada Revenue Agency (the “CRA”) is that certain entities (including most limited liability companies) that are treated as being fiscally transparent for United States federal income tax purposes will not qualify as residents of the United States for purposes of the Convention. In the Fifth Protocol to the Convention signed on September 1, 2007, Canada and the United States have agreed to amend the Convention to extend treaty benefits to U.S. members of unlimited liability companies and other fiscally transparent entities. This change to the Convention is not yet in force.

This summary is based on the current provisions of the Canadian Tax Act, and the regulations thereunder, the Convention, and counsel’s understanding of the published administrative practices and policies of the CRA, all in effect as of the date of this annual report on Form 20-F. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this annual report on Form 20-F. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all potential Canadian federal tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal tax considerations described herein.

This summary assumes that we are a resident of Canada for purposes of the Canadian Tax Act. The Canada-China Income Tax Convention coupled with the PRC’s new income tax law may affect this assumption. In the event that we are consequently determined to be a resident of China and not a resident of Canada, U.S. Holders should refer to the discussion under “United States Federal Income Taxation” below.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR SITUATION. THIS SUMMARY IS NOT INTENDED TO BE

A COMPLETE ANALYSIS OF OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL TAX CONSEQUENCES, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE DIRECTED AT ANY PARTICULAR HOLDER OR PROSPECTIVE PURCHASER OF COMMON SHARES. ACCORDINGLY, HOLDERS OR PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Dividends

Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder that is a beneficial owner of Common Shares will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. Holder that is a beneficial owner of Common Shares and is a company for purposes of the Convention that owns at least 10% of our voting shares at the time the dividend is paid or deemed to be paid. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the United States and that have complied with certain administrative procedures may be exempt from Canadian withholding tax.

Disposition of Our Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of the Common Shares unless, at the time of disposition, the Common Shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Canadian Tax Act. The Common Shares will not constitute “taxable Canadian property” to a U.S. Holder provided that (i) the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq); and (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock. Provided the Common Shares are listed on Nasdaq or another designated stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership.

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian taxes withheld therefrom) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on the Nasdaq Global Market, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to certain limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or under the income tax treaty between the United States and Canada, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” a U.S. Holder will recognize U.S. source taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and the U.S. Holder’s tax basis in the common share. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or other disposition such common shares have been held by such U.S. Holder for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder will generally be subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitations.

However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of the common shares, the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2007. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “Dividends and Other Distributions on the Common Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the Nasdaq Global Market and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

A U.S. Holder that holds common shares in any year in which we are a PFIC will be required to file IRS Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

Information Reporting and Backup Withholding

Dividends on common shares and the proceeds of a sale or redemption of a common share may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, initially filed on October 23, 2006 (Registration Number 333-138144).

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

A substantial portion of our sales is currently denominated in Euros, with the remainder in Renminbi and U.S. dollars, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2007, we held $58.6 million in accounts receivable, of which $21.6 million were denominated in U.S. dollars. Assuming we had converted the U.S. dollar denominated accounts receivable of as of December 31, 2007 into Renminbi at the exchange rate of $1.00 for RMB7.2946 as of December 31, 2007, the accounts receivable would have been RMB157.5 million. Assuming a 10% appreciation of the Renminbi against the U.S. dollar, our accounts receivable denominated in U.S. dollars would have decreased by RMB15.8 million to RMB141.8 million as of December 31, 2007.

Due to the unusual depreciation of U.S. dollars against the Euro and Renminbi in 2007, we recorded a net foreign exchange gain of $2.7 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We have not entered into any hedging arrangements.

Our financial statements are expressed in U.S. dollars. Most of our subsidiaries’ transactional currency is in Renminbi. The value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent our subsidiaries hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares.

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

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The following “Use of Proceeds” information relates to

•	the registration statement on Form F-1 (File number: 333-138144), or the IPO Registration Statement for our initial public offering of 7,700,000 common shares, which IPO Registration Statement was declared effective by the SEC on November 8, 2006; and

•	the registration statement on Form F-3 (File number: 333-149497), or the Shelf Registration Statement for our registration of convertible senior notes, initially sold in a private transaction on December 10, 2007, which Shelf Registration Statement was declared effective by the SEC on March 27, 2008.

We received net proceeds of approximately $77.4 million from our initial public offering and net proceeds of approximately $72.75 million from the sale of our convertible senior notes.

We used the net proceeds received from our initial public offering as follows: $30.0 million to purchase or prepay for solar cells and silicon raw materials; approximately $35.0 million for our expansion into solar cell manufacturing, including purchasing solar cell equipment and construction of our solar cell facilities, to support our core solar module business and for the expansion of our solar module manufacturing capabilities; and the remaining amount for other general corporate purposes.

As of December 31, 2007, $71.6 million of the net offering proceeds from our initial public offering had been applied.

Deutsche Bank Securities, Lehman Brothers, CIBC World Markets and Piper Jaffray were the underwriters for our initial public offering.

We expect to use the net proceeds of the sale of our convertible senior notes for working capital, general corporate purposes and potential future acquisitions. We may use a portion of the net proceeds to fund, acquire or invest in complementary businesses or technologies, although we have no present commitments with respect to any acquisition or investment. Our management will have significant discretion in applying the net proceeds of that offering. Pending such uses, we will invest the net proceeds in short-term interest bearing securities or bank deposits.

Piper Jaffray served as the initial purchaser for the sale of our convertible senior notes.

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Canadian Solar Inc.:

We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statements schedule as of and for the year ended December 31, 2007 of the Company and our report dated June 3, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company’s adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, effective January 1, 2007.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 3, 2008

Changes in Internal Controls

A lack of sufficient personnel in our corporate accounting department with adequate knowledge and experience with respect to U.S. GAAP accounting principles and SEC requirements and a lack of detailed accounting policies and procedures for appropriately assessing and applying certain aspects of U.S. GAAP were the two material weaknesses in our internal controls as identified by our independent registered public accounting firm as of December 31, 2006. We have taken measures and improved our internal controls to remediate these material weaknesses and other control deficiencies, including recruiting additional finance and accounting personnel possessing significant experience, establishing and publishing policies and procedures over internal controls, reinforcing the existing control procedures and implementing additional control procedures.

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As a result, the independent registered public accounting firm has concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007.

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that each of Lars-Eric Johansson and Michael G. Potter qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

Item 16B.  Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.csisolar.com . We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2005	2006	2007

Audit fees(1)	—	334,857	1,350,000
Audit-related fees	—	—	378,224
Tax fees	—	—	—
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. We have a written policy on the engagement of an external auditor.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2006 and 2007

•	Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007

•	Notes to the Consolidated Financial Statements

•	Additional Information — Financial Statement Schedule I

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Articles of Continuance and By-Law No. 1 of Canadian Solar Inc., as amended and currently in effect (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F filed with the Commission on May 29, 2007)
2.1	Subscription Agreement, dated November 16, 2005, in respect of the issue of notes convertible into common shares in the capital of Canadian Solar Inc., as amended by Supplemental Agreements, dated February 28, 2006, March 29, 2006, June 9, 2006 and July 1, 2006 (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.2	Investment Agreement, dated November 30, 2005, among Canadian Solar Inc. and the parties named therein (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.3	Registration Rights Agreement, dated November 30, 2005, among Canadian Solar Inc. and other parties named therein (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.4	Registration Rights Agreement, dated October 3, 2006, between Canadian Solar Inc. and ATS (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.5	Joinder Agreement, dated October 3, 2006, among Canadian Solar Inc., Dr. Shawn Qu, ATS, HSBC HAV 2 (III) Limited and JAFCO Asia Technology Fund II (Barbados) Limited (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.6	Amended and Restated Certificates for the Convertible Notes and the Conditions, for the US$5,400,000 and US$2,700,000 Convertible Notes due November 30, 2008 issued by Canadian Solar Inc. to HSBC HAV2 (III) Limited and JAFCO Asia Technology Fund II, respectively (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.7	Amended and Restated Certificates for the Convertible Notes and the Conditions, for the US$2,350,000 and US$1,300,000 Convertible Notes due March 30, 2009 issued by Canadian Solar Inc. to HSBC HAV2 (III) Limited and JAFCO Asia Technology Fund II, respectively (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.8	Conversion Notices, each dated July 1, 2006, Regarding Conversion of Convertible Notes into Common Shares in the Capital of Canadian Solar Inc. (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.9	Put Option Agreement among Dr. Shawn Qu, HSBC HAV (III) Limited and JAFCO Asia Technology Fund II, dated July 1, 2006, as amended by the Supplemental Put Option Agreement, among Dr. Shawn Qu, HSBC HAV (III) Limited, JAFCO Asia Technology Fund II and JAFCO Asia Technology Fund II (Barbados) Limited, dated July 28, 2006 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.10	Letter Agreement among HSBC HAV2 (III) Limited, JAFCO Asia Technology Fund II, Dr. Shawn Qu and the Registrant Regarding Retained Earnings of Canadian Solar Inc., dated July 28, 2006 (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
2.11	Canadian Solar Inc.’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.1	2006 Share Incentive Plan, including forms of Restricted Shares Award Agreement and Share Option Agreement (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)

Exhibit
Number		Description of Document

4.2		Employment Agreement between Canadian Solar Inc. and the Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.3		Form of Employment Agreement between Canadian Solar Inc. and any other executive officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.4		Strategic Partnership Agreement and Performance Reward Plan (2005), dated November 1, 2005, between Kunical International Group, Ltd. and Canadian Solar Inc., as amended by the letter agreement dated August 25, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.5		English translation of Polycrystalline Silicon Supply Agreement, dated September 12, 2005, between Canadian Solar Inc. and Luoyang Zhong Gui High Tech Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.6		English translation of Solar Cell Silicon Wafer Agreement, dated July 6, 2006, between Canadian Solar Inc. and Jiangxi Saiwei LDK Solar Energy High-Tech Limited, as amended by the supplemental agreement, dated August 11, 2006 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.7		Written description of prior Consulting Agreement between Canadian Solar Inc. and Dr. Shawn Qu (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.8		Written description of prior Consulting Agreement between Canadian Solar Inc. and Robert Patterson (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.9		Security Agreement, dated September 30, 2005, between Canadian Solar Inc. and ATS (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.10		Promissory Note, dated September 30, 2005, issued by Canadian Solar Inc. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
8	.1*	List of Subsidiaries
11.1		Code of Business Conduct (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F

CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Canadian Solar Inc.:

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 3, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 3, 2008

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2007
	$	$

ASSETS
Current assets:
Cash and cash equivalents	40,910,759	37,667,120
Restricted cash	824,719	1,625,555
Accounts receivable, net of allowance for doubtful accounts of nil and $376,178 on December 31, 2006 and 2007, respectively	17,344,445	58,637,304
Inventories	39,700,051	70,920,927
Value added tax recoverable	2,280,985	12,246,989
Advances to suppliers	13,484,411	28,744,670
Prepaid and other current assets	2,398,103	10,057,777

Total current assets	116,943,473	219,900,342
Property, plant and equipment, net	7,909,606	51,486,258
Deferred tax assets	3,638,606	3,965,886
Prepaid-rental	1,103,123	1,616,011
Other non-current assets	38,949	7,534,032

TOTAL ASSETS	129,633,757	284,502,529

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	3,311,238	40,373,932
Accounts payable	6,873,502	8,250,826
Amounts due to related parties	148,636	208,718
Other payable	993,313	6,153,217
Advance from customer	3,225,157	1,962,024
Other current liabilities	1,303,383	2,264,499

Total current liabilities	15,855,229	59,213,216
Accrued warranty costs	874,673	3,878,755
Convertible notes	—	75,000,000
Long-term borrowings	—	17,866,203
Liability for uncertain tax positions	—	2,278,482

TOTAL LIABILITIES	16,729,902	158,236,656

Commitments and contingencies (Note 13)
Stockholder’s equity:
Common shares — no par value: unlimited authorized shares, 27,270,000 and 27,320,389 shares issued and outstanding at December 31, 2006 and 2007, respectively	97,302,391	97,454,214
Additional paid-in capital	17,333,897	26,435,689
Accumulated deficit	(2,782,697)	(3,604,572)
Accumulated other comprehensive income	1,050,264	5,980,542

Total stockholders’ equity	112,903,855	126,265,873

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	129,633,757	284,502,529

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2005	2006	2007
	$
		$
			$

Net revenues:
Product	18,323,800	68,212,256	302,797,671
Cost of revenues:
Product	11,210,878	55,871,959	279,022,155

Gross profit	7,112,922	12,340,297	23,775,516

Operating expense:
Selling expenses	157,763	2,908,675	7,530,970
General and administrative expenses	1,707,674	7,923,923	17,203,761
Research and development expenses	16,381	397,859	997,832

Total operating expenses	1,881,818	11,230,457	25,732,563

Income/(loss) from operations	5,231,104	1,109,840	(1,957,047)
Other income (expense):
Interest expense	(239,225)	(2,193,551)	(2,367,131)
Interest income	21,721	362,528	562,006
Loss on change in fair value of derivatives	(316,000)	(6,997,000)	—
Loss on financial instruments related to convertible notes	(263,089)	(1,189,500)	—
Tax refund for reinvestment	—	—	924,611
Other — net	(25,156)	(90,187)	2,442,907

Income/(Loss) before taxes	4,409,355	(8,997,870)	(394,654)
Income tax benefit/(expense)	(605,402)	(431,994)	184,978

Net Income/(Loss)	3,803,953	(9,429,864)	(209,676)

Earning/(Loss) per share-basic and diluted	$0.25	$(0.50)	$(0.01)

Shares used in computation-basic and diluted	15,427,995	18,986,498	27,283,305

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE
INCOME (LOSS)

				Retained	Accumulated
			Additional	Earnings	Other	Total	Total
	Common		Paid in	Accumulated	Comprehensive	Stockholder	Comprehensive
	Shares		Capital	Deficit)	Income (Loss)	Equity	Income/(Loss)
	Number	$	$	$	$	$	$

Balance at December 31, 2004	15,427,995	210,843	—	2,843,214	(92,671)	2,961,386
Net income	—	—	—	3,803,953	—	3,803,953	3,803,953
Foreign currency translation adjustment	—	—	—	—	201,741	201,741	201,741

Balance at December 31, 2005	15,427,995	210,843	—	6,647,167	109,070	6,967,080	4,005,694

Share-based compensation	—	—	6,144,879	—	—	6,144,879
Conversion of convertible notes	5,542,005	10,162,215	—	—	—	10,162,215
De-recognition of conversion option derivative liability option derivative liability	—	—	10,928,031	—	—	10,928,031
Issuance of ordinary shares Pursuant to initial public offering	6,300,000	83,323,942	—	—	—	83,323,942
Deferred tax of issuance cost of initial public offering	—	3,605,391	—	—	—	3,605,391
Forgiveness of payable to shareholders	—	—	260,987	—	—	260,987
Net loss	—	—	—	(9,429,864)	—	(9,429,864)	(9,429,864)
Foreign currency translation adjustment	—	—	—	—	941,194	941,194	941,194

Balance at December 31, 2006	27,270,000	97,302,391	17,333,897	(2,782,697)	1,050,264	112,903,855	(8,488,670)

Adjustment for adoption of FIN 48	—	—	—	(612,199)	—	(612,199)
Share-based compensation	—	—	9,101,792	—	—	9,101,792
Exercise of stock options	50,389	151,823	—	—	—	151,823
Net loss	—	—	—	(209,676)	—	(209,676)	(209,676)
Foreign currency translation adjustment	—	—	—	—	4,930,278	4,930,278	4,930,278

Balance at December 31, 2007	27,320,389	97,454,214	26,435,689	(3,604,572)	5,980,542	126,265,873	4,720,602

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2006	2007
	$	$	$

Operating activities:
Net Income/(loss)	3,803,953	(9,429,864)	(209,676)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	81,879	201,715	1,682,977
Amortization of prepaid lease payment	—	6,823	15,218
Loss on disposal of property, plant and equipment	—	11,072	23,806
Allowance for doubtful debts	—	62,318	456,570
Write down of inventory	—	274,947	482,544
Loss on fair value change of derivatives	316,000	6,997,000	—
Loss on financial instruments related to convertible notes	263,089	1,189,500	—
Amortization of discount on debt	134,666	706,320	—
Share-based compensation	—	6,144,879	9,101,792
Changes in operating assets and liabilities:
Inventories	(9,771,728)	(27,812,410)	(27,099,561)
Accounts receivable	(1,431,483)	(14,836,433)	(37,675,531)
Value added tax recoverable	(793,206)	(1,396,221)	(9,479,472)
Advances to suppliers	(4,369,335)	(8,479,625)	(16,796,871)
Prepaid and other current assets	(67,899)	(1,861,085)	(4,847,423)
Accounts payable	3,482,266	2,361,064	719,126
Other payable	18,122	640,104	2,672,192
Advance from customers	2,549,686	324,890	(1,822,752)
Amounts due to related parties	241,741	(282,528)	60,082
Accrued warranty costs	174,451	530,826	2,979,414
Other current liabilities	157,513	158,177	874,954
Prepaid-rental	—	(1,087,055)	(444,855)
Income tax payables	506,604	(1,027,100)	1,697,913
Interest payables	101,210	32,216	314,654
Deferred taxes	(67,877)	294,296	(2,929,089)

Net cash used in operating activities	(4,670,348)	(46,276,174)	(80,223,988)

Investing activities:
Increase in restricted cash	(85,204)	(686,214)	(695,893)
Purchases of property, plant and equipment	(560,793)	(7,113,912)	(42,006,616)
Proceeds from disposal of property, plant and equipment	—	30,157	220,009

Net cash used in investing activities	(645,997)	(7,769,969)	(42,482,500)

Financing activities:
Proceeds from short-term borrowings	1,300,000	25,333,379	92,090,998
Repayment of short-term borrowings	—	(23,429,420)	(56,157,679)
Proceeds from long-term borrowings	—	—	16,712,795

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2005	2006	2007
	$	$	$

Proceeds from issuance of convertible notes	8,100,000	3,650,000	75,000,000
Issuance cost paid on convertible debt	(69,685)	(571,315)	(2,970,138)
Proceeds from issuance of common shares, net of issuance costs	—	83,323,942	—
Proceeds from exercise of stock options	—	—	151,823

Net cash provided by financing activities	9,330,315	88,306,586	124,827,799

Effect of exchange rate changes	207,146	370,521	(5,364,950)

Net increase/(decrease) in cash and cash equivalents	4,221,116	34,630,964	(3,243,639)
Cash and cash equivalents at the beginning of the year	2,058,679	6,279,795	40,910,759

Cash and cash equivalents at the end of the year	6,279,795	40,910,759	37,667,120

Supplemental disclosure of cash flow information:
Interest paid	(3,349)	(1,471,498)	(823,040)

Income taxes paid	(166,674)	(1,340,014)	(177,790)

Supplemental schedule of non-cash activities:
Issuance cost included in other payable	571,315	—	(381,496)

Property, plant and equipment cost included in other payable	—	41,657	(1,712,773)

Conversion of debt to equity	—	10,162,215	—

Provision for FIN 48 uncertain tax positions upon adoption	—	—	612,199

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)

1.  ORGANIZATION AND PRINCIPAL ACTIVITIES

Canadian Solar Inc. (“CSI”) was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

CSI and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through both CSI and the following operating subsidiaries:

	Date of	Place of	Percentage of
Subsidiary	Incorporation	Incorporation	Ownership

CSI Solartronics (Changshu) Co., Ltd.	November 23, 2001	PRC	100%
CSI Solar Technologies Inc.	August 8, 2003	PRC	100%
CSI Solar Manufacture Inc.	January 7, 2005	PRC	100%
CSI Central Solar Power Co., Ltd.	February 24, 2006	PRC	100%
CSI Cells Co., Ltd.	August 23, 2006	PRC	100%
Changshu CSI Advanced Solar Inc.	August 1, 2006	PRC	100%
CSI Solar Inc.	June 8, 2007	USA	100%

2.  SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts, market values of inventory, accrual for warranty, assumptions used in the computation of share-based compensation including the associated forfeiture rates and useful lives of and impairment for property, plant and equipment and intangible assets.

(d)	Cash and cash equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted cash represented bank deposits for import and export transactions through China Customs and for bank acceptance notes.

(e)	Advances to suppliers

In order to secure stable supply of silicon materials, the Company makes prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. Such amounts are recorded in advances to suppliers in the consolidated balance sheets. Advances to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded in “advances to suppliers” in the consolidated balance sheets. As of December 31, 2007, prepayments to suppliers amounted to $4,102,711 representing the portion expected to be utilized after twelve months are classified in “Other non-current assets” in the consolidated balance sheets and related to supply contracts not expected to commence until 2009. The Company makes the prepayments without receiving collateral. Such prepayments are unsecured and expose the Company to supplier credit risk. As of December 31, 2006 and 2007, prepayments made to individual suppliers in excess of 10% of total advance to suppliers are as follows:

	December 31,	December 31,
	2006	2007

Supplier A	$5,628,504	$9,541,574
Supplier B	—	8,324,889
Supplier C	—	4,102,711
Supplier D	1,992,986	—

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Cost comprises direct materials and, where applicable, direct labor costs, tolling costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

The Company outsources portions of its manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received which is classified as “advances from customers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly, “advances from suppliers and customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is repurchased.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs, including interest cost capitalized in accordance with SFAS No. 34, “Capitalization of Interest Costs” (“SFAS No. 34”), during the period the assets is brought to its working condition and location for its intended use.

Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Cost incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.

(h)	Intangible assets

Acquired software is recorded at cost, less accumulated amortization. The software is amortized over its 5-year estimated useful life on a straight-line basis.

(i)	Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2005, 2006 and 2007.

(j)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

The Financial Accounting Standard Board (“FASB”) issued Financial Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognized a $612,199 increase in the liability for uncertain tax positions , which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. Note 10 further describes the impact of the adoption of FIN 48.

(k)	Revenue recognition

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

The Company enters into toll manufacturing arrangements in which the Company receives wafers and returns finished modules. The Company recognizes a service fee as revenue when the processed modules are delivered.

(l)	Cost of revenues

Cost of revenues from modules includes production and indirect costs such as shipping and handling costs for products sold. Cost of revenues from silicon materials includes acquisition costs. Cost of revenues from services includes labor and material costs associated with provision of the services.

(m)	Research and development

Research and development costs are expensed when incurred.

(n)	Advertising expenses

Advertising expenses are expensed as incurred and amounted to $6,034, $55,448 and $512,465 for the years ended December 31, 2005, 2006 and 2007, respectively.

(o)	Warranty cost

The Company’s solar modules and products are typically sold with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company has the right to repair or replace solar modules, at its option, under the terms of the warranty policy. The Company maintains warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, the Company accrue the estimated costs of warranties based on an assessment of the Company’s competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from the Company’s quality review, and

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other assumptions that the Company believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(p)	Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(q)	Lease

Leases are classified as capital or operating leases. Operating lease costs are expensed as incurred.

(r)	Foreign currency translation

The United States dollar (“U.S. dollar”), the currency in which a substantial amount of the Company’s transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are recognized in the statements of operations. The Company recorded exchange losses of $106,059, $481,019 for the years ended December 31, 2005 and 2006, respectively, and an exchange gain of $2,688,448 for the year ended December 31 2007.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the statements of stockholders’ equity and comprehensive income (loss).

(s)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $14,375,100 and $8,827,341 as of December 31, 2006 and 2007 respectively.

(t)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advance to suppliers. All of the Company’s cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or the security against advance to suppliers, however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(u)	Fair value of derivatives and financial instruments

The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings approximate their fair value since the contracts were recently entered into and market interest rates have not fluctuated significantly since those dates.

(v)	Earnings per Share

Basic income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(w)	Share-based compensation

The Company account for share-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”). SFAS 123R requires the Company to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. As required by SFAS 123R, the Company have made an estimate of expected forfeitures and are recognizing compensation cost only for those equity awards expected to vest.

(x)	Recently issued accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities,(“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, Business Combination, (“SFAS 141R”) to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. Management is currently assessing the impact of SFAS 141R on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Management is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, (“SFAS 161”) an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS No. 161 on January 1, 2009. Management is currently assessing the impact of SFAS 161 on its consolidated financial statements.

3.  INVENTORIES

Inventories consist of the following:

	At December 31,	At December 31,
	2006	2007
	$	$

Raw materials	32,748,305	39,184,973
Work-in-process	5,261,990	21,082,544
Finished goods	1,689,756	10,653,410

	39,700,051	70,920,927

4.  ACCOUNTS RECEIVABLE

An analysis of allowances for doubtful receivables at December 31, 2006 and 2007 is as follows:

	At December 31,	At December 31,
	2006	2007
	$	$

Beginning of the year	117,685	—
Allowances made during the year	44,873	460,132
Accounts receivable written-off against allowances	(162,558)	(83,954)

Closing balance	—	376,178

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	At December 31,	At December 31,
	2006	2007
	$	$

Buildings	—	2,313,884
Leasehold improvements	205,342	475,654
Machinery	1,179,131	24,572,316
Furniture, fixtures and equipment	227,314	1,723,984
Motor vehicles	219,106	311,831

	1,830,893	29,397,669
Less: Accumulated depreciation	(384,889)	(2,060,207)

	1,446,004	27,337,462
Construction in process	6,463,602	24,148,796

Property, plant and equipment, net	7,909,606	51,486,258

Depreciation expense was $81,879, $205,124 and $1,611,885 for the years ended December 31, 2005, 2006 and 2007, respectively. Construction in process represents the production facilities under construction.

6.	BANK BORROWING

	At December 31,	At December 31,
	2006	2007
	$	$

Bank borrowings	3,311,238	58,240,135
Analysis as:
Short-term	3,311,238	40,373,932
Long-term	—	17,866,203

Total	3,311,238	58,240,135

In the years ended December 31, 2006 and 2007, the maximum bank credit facilities granted to the Company were $3,311,238 and $79,477,082, respectively, of which $3,311,238 and $58,240,135 were drawn down and $nil and $21,236,947 were available, respectively.

a)	Short-term

The interest rate on short-term borrowings ranged from 5.94% to 6.46% and 4.43% to 7.72% per annum in the years ended December 31, 2006 and 2007, respectively. These borrowings do not contain any financial covenants or restrictions. The borrowings are repayable within one year. As of December 31, 2007, borrowings of $9,339,101 were guaranteed by Mr. Shawn Qu, founder, chairman, president and chief executive officer of the Company.

b)	Long-term

The interest rate on long-term borrowings ranged from 5.18% to 7.47% per annum in the year ended December 31, 2007. The borrowings were secured against prepaid lease payments of $658,444.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future principal repayment on the long-term bank loans are as follows:

2008	$—
2009	10,000,000
2010	7,866,203
2011	—
2012 and after	—

Total	$17,866,203

c)	Interest expense

	Year Ended December 31
	2005	2006	2007
	$	$	$

Interest capitalized	—	—	46,617
Interest expense	239,225	2,193,551	2,367,131

Total interest incurred	239,225	2,193,551	2,413,748

7.	ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	At December 31,	At December 31,
	2006	2007
	$	$

Beginning balance	341,032	874,673
Warranty provision	603,659	3,015,715
Warranty costs incurred	(70,018)	(11,633)

Ending balance	874,673	3,878,755

8.	CONVERTIBLE NOTES

2005 Convertible Note Subscription Agreement

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

As of December 31, 2005, the fair values of the convertible debt, compound embedded derivative liability, the freestanding financial instrument liability were $11,595,000, $3,679,000, and $1,107,084, respectively. Changes in

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the fair value of the compound embedded derivative and the freestanding option, which is classified within the freestanding financial liability, are recognized at each reporting date and are classified as loss on change in value of derivatives in the statements of operations.

Subsequent to the November 30, 2005 issuance, the Company and the note holders amended the terms of the note agreement as follows:

On March 30, 2006, the Company and the note holders executed a supplemental agreement amending certain provisions related to events of default prior to conversion or maturity (as defined in the subscription agreement). The original terms required that, in the event of default, the Company pay the note holders the greater of a 12% interest premium or the fair value of the common stock underlying the convertible notes on an if-converted basis. The terms of the supplemental agreement state that in an event of default the Company must pay an interest premium of 18% per annum. The terms of the original agreement created a provision which allowed for potential net settlement of the Company’s common shares, and accordingly, prior to the supplemental agreement, the Company was required to bifurcate the conversion option from the host debt instrument as it met the test of a derivative instrument.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxes  No withholding taxes shall be payable by the Company in respect of any amounts deemed under the Canadian income tax laws to constitute interest paid upon conversion of the note.

Conversion  The conversion price per common share shall be adjusted to be US$5.77 upon the full conversion of all notes of an aggregate principal amount of $11,750,000.

Share split  Immediately following the full conversion of all notes, the outstanding common shares owned by Dr. Xiaohua Qu and the note holders will be split on a 1.17 for 1 basis such that the aggregate shareholding of the note holders in the Company following the share split shall be 23.79%, or a conversion ratio of $4.94, effectively the original conversion ratio on a post-split basis.

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

2007 Convertible Note Subscription Agreement

On December 11, 2007, the Company signed a subscription agreement for the issuance of convertible notes of $75,000,000 (the “2007 Notes”).

The terms of the 2007 Notes are described as follows:

Maturity date.  The 2007 Notes mature on December 15, 2017.

Interest.  The 2007 Note holders are entitled to receive interest at 6% per annum on the principal outstanding, in semi-annually installments, payable in arrears.

Conversion.  The initial conversion rate is 50.6073 shares per $1,000 initial principal amount, which represents an initial conversion price of approximately $19.76 per share. The 2007 Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

change in control. If the holders elect to convert the 2007 Notes upon a change of control, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per common share in the transaction (referred to as the “Fundamental Change Make-Whole Premium”). The Make-Whole Premium is intended to compensate holders for the loss of time value upon early exercise.

Redemption.  The holders may require the Company to repurchase the 2007 Notes for cash on December 24, 2012 and December 15, 2014, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company may redeem the notes on or after December 24, 2012 at a redemption price equal 100% of the principal amount of the notes, plus accrued and unpaid interest, (i) in whole or in part the closing price for our common shares exceeds 130% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the notice of redemption or (ii) in whole only, if at least 95% of the initial aggregate principal amount of the 2007 Notes originally issued have been redeemed, converted or repurchased and, in each case, cancelled.

Offering costs incurred for the issuance of the 2007 Notes amounted to $3,351,634, which were deferred and are being amortized through interest expense over the period from December 10, 2007, the date of issuance, to December 24, 2012, the earliest redemption date, using the effective interest rate method. Amortization expense of $55,861 has been recorded for the year ended December 31, 2007.

Details of convertible notes as of December 31, 2005, 2006 and 2007 are as follows:

	Year Ended December 31
	2005	2006	2007
	$	$	$

Proceeds from issuance of convertible notes	8,100,000	—	75,000,000
Discount on debt	(4,713,329)	—	—

Convertible notes	3,386,671	—	75,000,000

Financial instruments related to convertible notes	1,107,084	—	—

Fair value of conversion option	3,654,000	—	—
Fair value of early redemption option	25,000	—	—

Fair value of derivatives related to convertible notes	3,679,000	—	—

Discount on the debt were amortized over the maturity period using the straight-line method which approximates the effective interest rate method. The change in fair value of the derivative liabilities of $316,000 and loss on financial instrument of $263,089 was charged to profit and loss for the year ended December 31, 2005. The change in fair value of the derivative liabilities of $6,997,000 and loss on financial instrument of $1,189,500 was charged to profit and loss for the year ended December 31, 2006.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The general reserve is used to offset future losses. The subsidiaries may, upon a resolution passed by the stockholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law.

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $51,607,479 and $82,408,533 as of December 31, 2006 and 2007, respectively.

10.	INCOME TAXES

The provision for income taxes is comprised of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	$	$	$

Loss before income tax
Canada	(801,720)	(15,218,572)	(2,628,043)
Other	5,211,075	6,220,702	2,233,389

	4,409,355	(8,997,870)	(394,654)

Current Tax
Canada	142,666	(115,061)	569,396
Other	530,613	363,719	471,220

	673,279	248,658	1,040,616

Deferred Tax
Canada	(10,507)	263,309	263,279
Other	(57,370)	(79,973)	(962,315)

	(67,877)	183,336	(1,225,594)

The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 36.12%, 36.12% and 36.12% during the years ended 2005, 2006 and 2007.

The major operating subsidiaries, CSI Solartronics, CSI Manufacturing, CSI Cells and CSI Luoyang, are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax regulations (the “FEIT” Law), which was replaced by the PRC Enterprise Income Tax Law (“EIT” Law), effective from 1st January 2008. Pursuant to the PRC FEIT law, foreign-invested manufacturing enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, CSI Solartronics is entitled to a preferential tax rate of 27% (24% of state income tax plus 3% of local income tax) as it is located in Changshu Coastal Economic Open-up Area. CSI Manufacturing is entitled to a preferential tax rate of 18% (15% of state income tax plus 3% of local income tax) as it is located in Suzhou New & Hi-tech District Export Processing Zone. CSI Cells is entitled to a preferential tax rate of 27% (24% of state income tax plus 3% of local income tax) as it is located in Suzhou New & Hi-tech District.

Under the PRC FEIT Law, foreign-invested manufacturing enterprises are entitled to tax exemption from the state income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years. Local income tax is fully exempted during the tax holiday. Moreover, foreign invested Technologically Advanced Enterprises (“TAE”) that

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

continuously retain TAE status further to the expiration of the five year tax holiday are entitled to an additional three year half reduction from the state income tax with the reduced state tax rate being no less than 10%. As a result, CSI Solartronics was exempted from income tax for the two years ended December 31, 2003 and its applicable income tax rate is 12% for the three years ending December 31, 2006. During 2007, CSI Solartronics obtained TAE status with the approval of the local government and will continuously enjoy the preferential half-reduction tax rate of 12%. CSI Manufacturing was exempted from income tax for the two years ended December 31, 2006 and its applicable income tax rate is 7.5% for the year ended December 31, 2007. CSI Cells and CSI Luoyang are exempted from income tax for the two years ended December 31, 2008 and their applicable income tax rates are 12.5% for the three years ending December 31, 2011.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on PRC EIT Law, which took effect from January 1, 2008. The PRC EIT Law provides that enterprises established under the laws of foreign jurisdictions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC EIT at the rate of 25% of worldwide income. While the Chinese tax residency concept of place of management and control is vaguely defined in the new EIT Law, the Implementation Rules (“IRs”) of the new EIT Law look to substantial and comprehensive management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, subject to the PRC EIT at the rate of 25% on worldwide income effective January 1, 2008.

Under the new EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the new EIT Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (e.g. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as state-encouraged high-new technology companies, whether domestically-owned enterprises or FIEs. The new EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new EIT Law and which were entitled to a preferential lower tax rate and tax holiday under the PRC FEIT laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the new EIT Law, may continue to be enjoyed until the end of the holiday

Subject to the recently promulgated circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular. With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policies enjoyed by our PRC subsidiaries are included in the scope of those grandfathered by the Implementation Circular. Given this, from January 1, 2008, CSI Solartronics is subject to an EIT rate of 25% and CSI Solar Manufacturing is subject to an EIT rate of 12.5% until 2010, when it becomes subject to an EIT rate of 25%.

Under the EIT Law and IRs issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to the Company, could be exempt from Chinese dividend withholding tax. However, dividends from the Company to ultimate shareholders would be subject to Chinese withholding tax at 10% or lower treaty rate. Undistributed earnings of the Company’s foreign subsidiaries of approximately $2.0 million at December 31, 2007 are considered to be indefinitely reinvested and no provision for withholding taxes has been

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided thereon. Subsequent to December 31, 2007, a new Circular was released which provided that dividends paid from pre-2008 earnings to the non-resident shareholder is exempt from Chinese dividend withholding tax.

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The adoption of FIN 48 reduced retained earnings as of January 1, 2007, by $612,199, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in provision for uncertain tax issue in the consolidated balance sheet. In accordance with the Company’s policies, it accrued and classified interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The amount of interest and penalties as of January 1, 2007 was approximately $65,467, and the additional interest and penalties as of December 31, 2007 was approximately $197,636. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

The Company is subject to taxation in Canada and China. The Company’s tax years from 2003 through 2007 are subject to examination by the tax authorities of Canada. With few exceptions, the Company is no longer subject to federal taxes for years prior to 2004 and Ontario taxes for years prior to 2003. The Company’s tax years from 2002 through 2007 are subject to examination by the PRC tax authorities due to its permanent establishment in China.

The Company’s major operating entity in China is subject to examination by the PRC tax authorities from 2002 through 2007 on non-transfer pricing matters, and from inception through the end of 2007 on transfer pricing matters.

The following table indicates the changes to the recorded liability for the Company’s unrecognized tax benefits for the year ended December 31, 2007. The term “unrecognized tax benefits” in FIN 48 refers to the differences between a tax position taken or expected to be taken in a tax return and the benefit measured and recognized in the financial statements in accordance with the guidelines of FIN 48.

Unrecognized Tax Benefits — Balance at January 1, 2007 (date of FIN 48 adoption)	$612,199
Gross increases — additions for tax positions and the additional interest and penalties taken in 2007	1,666,283

Unrecognized Tax Benefits — Balance at December 31, 2007	$2,278,482

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal components of the deferred income tax assets/ liabilities are as follows:

	At December 31,	At December 31,
	2006	2007
	$	$

Deferred tax assets:
Issuance cost	3,149,992	2,439,086
Accrued warranty costs	242,091	1,260,517
Net loss carried forward	241,349	1,123,320
Foreign tax credit (FTC)	—	1,048,175
Others	194,257	911,429

Total deferred tax assets	3,827,689	6,782,527

Analysis as:
Current	189,083	2,816,641
Non-current	3,638,606	3,965,886

	3,827,689	6,782,527

Deferred tax liabilities:
Unrealized profit	4,261	—

Total deferred tax liabilities	4,261	—

Analysis as:
Current	4,261	—

	4,261	—

Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	$	$	$

Combined federal and provincial income tax rate	36%	36%	36%
Expenses not deductible for tax purpose	8%	7%	(425)%
Tax exemption and tax relief granted to the Company	(22)%	(45)%	341%
Effect of different tax rate of subsidiary operation in other jurisdiction	(11)%	(2)%	132%
FIN 48 liability	—	—	(144)%
Others	3%	(1)%	107%

	14%	(5)%	47%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	$	$	$

The aggregate dollar effect	953,804	1,429,352	1,345,726

Per share effect — basic and diluted	0.06	0.08	0.05

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007

Income (Loss) available to common stockholder — basic and diluted	$3,803,953	$(9,429,864)	$(209,676)

Weighted average number of common shares — basic and diluted	15,427,995	18,986,498	27,283,305

Basic and diluted income (loss) per share	$0.25	$(0.50)	$(0.01)

Diluted earnings per share calculation as of December 31, 2005, 2006 and 2007, respectively excludes nil, 2,361,376 and 468,947 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares as their effect would have been anti-dilutive.

12.	RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

The amount due to related party includes a loan payable to Dr. Xiaohua Qu, a director and stockholder, who has beneficial interest in the Company, and consulting fees payable to Swift Allies Inc., owned by Dr. Xiaohua Qu. The loan was used for business expansion.

The amount of loan payable and consulting fee payable are unsecured, interest free and has no fixed repayment term.

Related party transactions:

During the years ended December 31, 2005, 2006 and 2007, the Company paid consulting fees to Swift Allies Inc. in the amount of $172,298, $nil and $nil, respectively.

13.	COMMITMENTS

a)	Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 1 to 109 months and are renewable upon negotiation. Rental expense was $129,269, $218,785, $521,778 for the years ended December 31, 2005, 2006 and 2007, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2007 were as follows:

December 31	$

2008	786,332
2009	706,864
2010	485,779
2011	27,928
2012 and late	141,965

Total	2,148,868

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	Property, plant and equipment purchase commitments

As of December 31, 2007, short-term commitments outstanding for the purchase of property, plant and equipment approximated $91,431,562.

c)	Supply purchase commitments

On September 12, 2005, the Company entered into a five year silicon material supply agreement. Delivery under the agreement commenced on February 2, 2006. The price paid is adjusted quarterly according to prevailing market price.

On January 21, 2007, the Company entered in to a ten year wafer supply agreement under which the Company is required to accept and pay for the contracted volume each year, commencing January 1, 2009, at an agreed upon price, subject to adjustment based upon changes in the supplier’s cost structure. In connection with this transaction, the Company committed a non-refundable advance payment of $22 million to the supplier in three installments of 20%, 40% and 40% respectively, completing payments by January 04, 2009. The first installment was included in other non-current assets.

On October 17, 2007, CSI Cells entered into a three year wafer supply agreement under which CSI Cells is required to accept and pay for the contracted volume each year, commencing January 1, 2008, at pre-determined fixed price.

On December 26, 2007, CSI Cells entered into an eight year wafer supply agreement, commencing January 1, 2008, at pre-determined fixed price. The contract also requires an initial deposit of $1.5 million to the supplier and requires that CSI Cells make prompt payments for each delivery in order to keep at pre-determined fixed price.

The total purchases under these long-term agreements were nil, $3 million and $50 million in 2005, 2006 and 2007, respectively.

In addition, the Company has entered into several short-term purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2007, future minimum purchases remaining under the agreements approximated $97,019,774.

The following is a schedule, by year, of future minimum obligation under all supply agreements as of December 31, 2007:

Twelve Months Ending December 31:

2008	$247,051,643
2009	320,632,383
2010	312,005,325
2011	134,902,722
2012	134,728,743
Thereafter	445,268,644

Total	$1,594,589,460

14.	SEGMENT INFORMATION

The Company primarily operates in a single reportable business segment that includes the design, development, and manufacture of solar power products. “Other” represents the Company’s activities in developing solar development projects which do not meet the criteria necessary to be presented as a reportable segment nor for aggregation with the Company’s solar power products segment.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2005
	Solar Power Products	Other	Total
	$	$	$

Revenues from external customers	17,895,383	428,417	18,323,800
Cost of revenue	10,885,165	325,713	11,210,878
Interest income	21,721	—	21,721
Interest expenses	239,225	—	239,225
Segment profit	3,738,222	65,731	3,803,953
Segment assets	27,099,319	330,698	27,430,017

	Year Ended December 31, 2006
	Solar Power Products	Other	Total
	$	$	$

Revenues from external customers	68,144,422	67,834	68,212,256
Cost of revenue	55,804,125	67,834	55,871,959
Interest income	362,528	—	362,528
Interest expenses	2,193,551	—	2,193,551
Segment (loss) profit	(9,429,864)	—	(9,429,864)
Segment assets	129,633,757	—	129,633,757

	Year Ended December 31, 2007
	Solar Power Products	Other	Total
	$	$	$

Revenues from external customers	302,797,671	—	302,797,671
Cost of revenue	279,022,155	—	279,022,155
Interest income	562,006	—	562,006
Interest expenses	2,367,131	—	2,367,131
Segment profit/(loss)	(209,676)	—	(209,676)
Segment assets	284,502,529	—	284,502,529

The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	$	$	$

Europe:
— Germany	13,800,581	38,787,860	206,740,573
— Others	1,462,718	13,192,923	79,847,344

Europe Total	15,263,299	51,980,783	286,587,917
Asia:
— China	504,410	14,091,562	6,608,046
— Others	286	109,061	6,996,651

Asia Total	504,696	14,200,623	13,604,697
America	2,555,805	2,030,850	2,605,057

Total net revenues	18,323,800	68,212,256	302,797,671

Substantially all of the Company’s long-lived assets are located in the PRC.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31
	2005	2006	2007
	$	$	$

Company A	—	—	63,926,118
Company B	—	*	60,361,058
Company C	—	*	60,119,666
Company D	—	*	43,540,156
Company E	—	9,737,337	*
Company F	6,739,649	6,893,121	*
Company G	*	9,189,588	—
Company H	2,556,107	—	—

*	Less than 10%

The accounts receivable from the three customers with the largest receivable balances represents 26%, 24% and 18% of the balance of the account at December 31, 2006, and 42%, 29%, 10% of the balance of the account at December 31, 2007, respectively.

16.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 19% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $52,284, $79,982 and $351,822 for the years ended December 31, 2005, 2006 and 2007, respectively.

In addition, the Company is required by PRC law to contribute approximately 9%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $58,122, $87,281 and $335,891 for the years ended December 31, 2005, 2006 and 2007, respectively.

17.	SHARE OPTIONS

Prior to 2006, the Company did not grant share-based awards to employees, directors or external consultants who rendered services to the Company.

On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors or external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of one percent (1%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the Board of Directors or a committee designated by the Board. The share incentive plan will expire on, and no awards may be granted after, March 15, 2016. Under the terms of the share incentive plan, options are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Options to Employees

As of December 31, 2007, there was $10,023,186 in total unrecognized compensation expense related to unvested share-based compensation awards under the options and restricted share plans, which is expected to be recognized over a weighted-average period of 2.61 years. During the year ended December 31, 2006 and 2007, $3,612,911 and $4,833,422 was recognized as compensation expense. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2006 and 2007.

Prior to November 15, 2006, the date of our initial public offering, the derived fair value of the ordinary shares underlying the options was determined by management based on a number of factors, including a retrospective third-party valuation using generally accepted valuation methodologies. Such methodologies included a weighted-average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company.

For all stock options granted before December 31, 2006, the Company used the Black-Scholes option-pricing model to estimate the fair value of each stock option grant. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Prior to January 1, 2007, the Company used the Black-Scholes option-pricing model to estimate the fair value of its option grants. Effective January 1, 2007, the Company began utilizing the Binomial option-pricing model as the Company believes that such model produces a more accurate result in estimating the fair value of stock options.

The following assumptions were used to estimate the stock options granted in 2006 and 2007:

	2006	2007

Risk free rate	5.27%5.72%	5.31%6.15%
Average expected exercise term	6.13 years	n/a
Volatility ratio	66%69%	79%81%
Dividend yield	—	—
Annual exit rate	n/a	6%
Suboptimal exercise factor	n/a	3.27

A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number	Exercise	Contract	Aggregate
	of Options	Price	Terms	Intrinsic Value
		$		$

Options outstanding at January 1, 2007	1,273,695	4.15
Granted	511,623	8.60
Exercised	(50,389)	3.01
Cancelled or Forfeited	(104,534)	4.57

Options outstanding at December 31, 2007	1,630,395	5.55	9 years	13,210,316

Options vested or expected to vest at December 31, 2007	1,566,185	3.89	8 years	13,153,234

Options exercisable at December 31, 2007	500,172	6.94	9 years	3,575,970

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average grant-date fair value of options in 2006 and 2007 was $12.98 and $6.13, respectively. The total intrinsic value of options exercised during the year ended December 31, 2007 was $650,086.

Options and Restricted shares to Non-employees

On June 30, 2006, the Company granted 116,500 restricted shares to certain consultants for services to be rendered in the two-year period from the date of grant. These shares vested on the anniversary date of June 30, 2007 and 2008 on the straight-line basis. On April 13, 2007, the Company granted 11,650 share options to its external consultants in exchange for its consulting services. The options had an exercise price of $15 and vested immediately. The Company recorded compensation expense of $488,392 and $952,693 during the year ended December 31, 2006 and 2007 upon issuance and vesting of these non-employee awards.

Restricted shares to Employees

The Company granted 333,190 and 116,500, restricted shares to employees in May 2006 and July 2006, respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four years based on the specific terms of the grants. The difference between the exercise price of the options and the fair market value of the Company’s ordinary share at the date of grant resulted in total compensation cost of approximately $7.1 million that was to be amortized over the vesting period. During the year ended December 31, 2006 and 2007, $2,043,576 and $3,315,677 was amortized as compensation expense.

As of December 31, 2007, there was $1,749,276 of total unrecognized share-based compensation related to unvested restricted share awards. That cost is expected to be recognized over an estimated weighted average amortization period of 1.25 years.

A summary of the status of the Company’s unvested restricted shares granted to both employee and non-employee is presented below:

		Weighted Average
	Number of	Grant-Date	Total
	Shares	Fair Value	Fair Value
		$

Unvested at January 1, 2007	566,190	16.01
Granted	—	—
Exercised	—	—
Vested	(255,135)	16.22	(4,138,995)
Cancelled or Forfeited	—	—

Unvested at December 31, 2007	311,055	15.83

18.	SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the following events occurred:

a) Chinese Bank Credit Financing

During first quarter of 2008, the Company executed several agreements with Chinese banks and local governments for working capital loans totaling $43.3 million with maturities ranging from two months to three years and bearing interest from zero to 7.470% per annum.

b) The Company registered CSI Solar Power Inc., a 100% owned subsidiary, in Changshu, China. The Company plans to invest $39.6 million as registered capital within two years. The planned total amount of investment in CSI Solar Power Inc., including loans, is $59.2 million. The Solar Power Inc will be principally engaged in manufacturing and sales of solar power products. It is currently in planning stage.

Additional Information — Financial Statements Schedule 1

Canadian Solar Inc.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Financial Information of Parent Company

Balance Sheets

	December 31,
	2006	2007
	$	$

ASSETS
Current assets:
Cash and cash equivalents	16,345,243	22,411,660
Accounts receivable, net of allowance for doubtful accounts of Nil and $204,382 on December 31, 2006 and 2007, respectively	2,336,966	59,990,021
Inventories	2,219,710	895,472
Advances to suppliers	5,300,059	3,359,795
Amount due from related parties	26,944,177	43,250,443
Deferred tax assets	98,822	2,226,879
Prepaid and other current assets	367,293	848,270

Total current assets	53,612,270	132,982,540
Investment in subsidiaries	65,304,847	94,130,246
Deferred tax assets	3,609,424	3,609,116
Other non-current assets	—	7,398,486

TOTAL ASSETS	122,526,541	238,120,388

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	499,784	2,536,003
Amounts due to related parties	6,218,885	22,671,919
Other current liabilities	2,300,237	5,946,606

Total current liabilities	9,018,906	31,154,528
Accrued warranty costs	603,780	3,421,505
Convertible notes	—	75,000,000
Liability for uncertain tax positions	—	2,278,482

TOTAL LIABILITIES	9,622,686	111,854,515

Stockholder’s equity:
Common shares — no par value: unlimited authorized Shares, 27,270,000 shares issued and outstanding, as of December 31, 2006; 27,283,305 shares issued and outstanding, as of December 31, 2007	97,302,391	97,454,214
Additional paid-in capital	17,333,897	26,435,689
Retained earnings (accumulated deficit)	(2,782,697)	(3,604,572)
Accumulated other comprehensive income	1,050,264	5,980,542

Total stockholder’s equity	112,903,855	126,265,873

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	122,526,541	238,120,388

Financial Information of Parent Company

Statements of (Loss) Income

	Year Ended December 31,
	2005	2006	2007
	$	$	$

Net revenues:
Product	29,124,181	77,427,512	323,884,241

Cost of revenues:
Product	28,233,339	74,844,151	313,554,507

Gross profit	890,842	2,583,361	10,329,734

Operating expenses:
Selling expenses	3,600	2,510,642	3,382,165
Research and development	—	76,084	405,784
General and administrative expenses	888,283	5,903,722	12,504,867

Total operating expenses	891,883	8,490,448	16,292,816

Loss from operations	(1,041)	(5,907,087)	(5,963,082)
Other income (expenses):
Interest expenses	(239,225)	(1,598,415)	(409,179)
Interest income	17,634	304,636	316,175
Loss on change in fair value of derivatives	(316,000)	(6,997,000)	—
Loss on financial instruments related to convertible notes	(263,089)	(1,189,500)	—
Other-net	—	(43,969)	2,441,284

Loss before taxes	(801,721)	(15,431,335)	(3,614,802)
Income tax expenses	(132,159)	(125,606)	(145,141)

Equity in earnings of subsidiaries	4,737,833	6,127,077	3,550,267

Net income (loss)	3,803,953	(9,429,864)	(209,676)

Earnings (Loss) per share-basic and diluted	$0.25	$(0.50)	$(0.01)

Shares used in computation-basic and diluted	15,427,995	18,986,498	27,283,305

Financial Information of Parent Company

Statements of Cash Flows

	Year Ended December 31,
	2005	2006	2007
	$	$	$

Operating activities:
Net income (loss)	3,803,953	(9,429,864)	(209,676)
Adjustments to reconcile net income (loss) to net cash used in operating activities operating activities:
Depreciation and amortization	—	—	55,861
Allowance for doubtful debts	—	17,445	188,894
Loss on fair value change of derivatives	316,000	6,997,000	—
Loss on financial instruments related to convertible notes	263,089	1,189,500	—
Amortization of discount on debt	134,666	722,053	—
Equity in earnings of subsidiaries	(4,737,835)	(6,127,077)	(3,550,266)
Share based compensation	—	6,144,879	9,101,792
Changes in operating assets and liabilities:
Inventories	(1,677,940)	(355,654)	1,519,318
Accounts receivable	(1,299,079)	(402,208)	(53,876,699)
Amounts due from related parties	(3,941,319)	(16,984,917)	(16,306,266)
Advances to suppliers	(2,584,264)	(2,469,789)	(1,742,545)
Other current assets	(45,092)	(316,269)	214,999
Accounts payable	2,811,156	(2,888,641)	2,026,184
Advances from suppliers and customers	2,244,762	(1,607,870)	1,198,017
Amounts due to related parties	798,227	(1,786,340)	16,392,265
Accrued warranty costs	166,819	275,746	2,817,725
Other current liabilities	208,369	538,263	2,113,377
Income tax payables	114,081	(256,834)	(112,184)
Interest payables	33,710	(33,710)	262,500
Deferred taxes	(10,507)	168,049	(959,255)

Net cash used in operating activities	(3,401,204)	(26,606,238)	(40,865,959)

Investing activities:
Investment in subsidiaries	(3,468,291)	(46,800,000)	(20,460,000)

Net cash used in investing activities	(3,468,291)	(46,800,000)	(20,460,000)

Financing activities:
Proceeds from short-term borrowings	1,300,000	(1,300,000)	—
Proceeds from issuance of convertible notes	8,100,000	3,650,000	75,000,000
Issuance cost paid on convertible notes	(69,685)	(571,315)	(2,970,138)
Proceeds from issuance of common shares, net off issuance costs net of issuance costs	—	83,323,942	—
Proceeds from exercise of stock options	—	—	151,823

Net cash provided by financing activities	9,330,315	85,102,627	72,181,685

Effect of exchange rate changes	201,741	121,661	(4,789,309)

Net increase in cash and cash equivalents	2,662,561	11,818,050	6,066,417
Cash and cash equivalents at the beginning of the year	1,864,632	4,527,193	16,345,243

Cash and cash equivalents at the end of the year	4,527,193	16,345,243	22,411,660

Supplemental disclosure of cash flow information:
Interest paid	(3,349)	(876,362)	(58,814)

Income taxes paid	(28,584)	—	(98,681)

Supplemental schedule of non-cash activities:
Issuance cost included in other payable	571,315	—	(381,496)

Conversion of debt to equity	—	10,162,215	—

Provision for FIN 48 uncertain tax positions recorded upon adoption	—	—	612,199

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:     Shawn (Xiaohua) Qu

Title:	Chairman, President and Chief Executive Officer
Date: June 3, 2008