Form 20-F
period 2008-12-31
Canadian Solar Inc.
filed 2009-06-08
CIK 1375877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number: 001-33107

CANADIAN SOLAR INC.
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(Address of principal executive offices)

Arthur Chien, Chief Financial Officer
675 Cochrane Drive
East Tower, 6th Floor
Markham, Ontario L3R 0B8
Canada
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

35,686,313 common shares issued and outstanding, excluding 58,250 restricted shares which were subject to restrictions on voting, dividend rights and transferability, as of December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“CSI,” “we,” “us,” “our company” and “our” are to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries;

•	‘‘$,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“C$” and “Canadian $” are to the legal currency of Canada;

•	‘‘€” and “Euro” are to the legal currency of the European Union; and

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2008, which was RMB6.8225 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.” On June 1, 2009, the noon buying rate was RMB6.8270 to $1.00.

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

Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial and Operating Data

The following selected statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from audited consolidated financial statements that are not included in this annual report.

All audited financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands of US$, except share and per share data, and operating data and percentages)

Statement of operations data:
Net revenues	$9,685	$18,324	$68,212	$302,798	$705,006
Net income (loss)	$1,457	$3,804	$(9,430)	$(210)	$(9,388)
Earnings (loss) per share, basic and diluted	$0.09	$0.25	$(0.50)	$(0.01)	$(0.30)
Shares used in computation, basic and diluted	15,427,995	15,427,995	18,986,498	27,283,305	31,566,503
Other financial data:
Gross margin	33.2%	38.8%	18.1%	7.8%	10.1%
Operating margin	19.0%	28.5%	1.6%	(0.6)%	3.4%
Net margin	15.0%	20.8%	(13.8)%	(0.1)%	(1.3)%
Selected operating data:
Products sold (in MW)
— Standard solar modules	1.8	3.4	14.7	83.4	166.5
— Specialty solar modules and products	0.4	0.7	0.2	—	—

Total	2.2	4.1	14.9	83.4	166.5

Average selling price (in $ per watt)
— Standard solar modules	$3.62	$3.92	$3.97	$3.75	$4.23

	As of December 31,
	2004	2005	2006	2007		2008
	(In thousands of US$, except share data)

Balance Sheet Data:
Total assets	$6,145	$27,430	$129,634	$284,503		$570,731
Net assets	$2,961	$6,967	$112,904	$126,266		$332,161
Long-term debt	$—	$—	$—	$17,866		$45,357
Convertible notes	$—	$3,387	$—	$75,000		$1,000
Capital stock(1)	$211	$211	$97,302	$97,454		$294,707
Number of shares outstanding(2)	15,427,995	15,427,995	27,270,000	27,320,389	(2)	35,686,313	(2)

(1)	Excluding long-term debt and convertible notes.

(2)	Excluding 566,190 and 58,250 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2007 and 2008 respectively.

Exchange Rate Information

Our manufacturing activities are primarily conducted in China and a portion of our expenses are denominated in RMB. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB6.8225 to $1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 1, 2009, the noon buying rate was RMB6.8270 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 1)	6.8270	6.8270	6.8270	6.8270

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

As polysilicon supply increases, the corresponding oversupply of solar cells and panels may cause substantial downward pressure on the prices of such products, resulting in lower revenues and earnings.

Due to rapid industry-wide silicon production capacity expansion since 2008, the solar power industry is experiencing an oversupply of high-purity silicon. If additional polysilicon becomes available in the market in the future, polysilicon prices will continue to decrease. Increases in polysilicon production and an oversupply of solar wafers, cells and panels have resulted in substantial downward pressure on prices throughout the value chain. According to SolarBuzz, spot prices for polysilicon have fallen dramatically from a peak of over $400 per kilogram in mid-2008 to a low of $120 per kilogram in the first quarter of 2009. Similarly, SolarBuzz reported that solar panel prices have fallen from a high of approximately €3.10 per watt in the third quarter of 2008 to as low as approximately €2.10 per watt in the first quarter of 2009.

We have been renegotiating our supply agreements to bring them in line with market pricing for raw materials, and we wrote down our inventory in the fourth quarter of 2008. But if we are unable, on an ongoing basis, to continue to procure silicon and wafers at prices that decline in line with solar panel pricing, our revenues and margins could be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively than ours.

The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand for solar products, hamper our expansion and materially affect our results of operations.

The general economy and limited liquidity and availability of credit could materially and adversely affect our business and results of operations. Most solar projects are financed using third-party debt and the cost of capital and the gearing ratio impact both systems demand and price. High cost of capital materially impacts the internal rate of return for solar projects and therefore puts downwards pressure on both solar systems and module prices, which typically comprise approximately 50% to 60% of the system equipment cost. In particular, a rise in interest rates could render existing financings more expensive and present an obstacle for potential financings that would otherwise spur the growth of the solar power industry. Lower gearing ratios may mean fewer projects are executed due to increased equity requirements combined with the limited availability of equity. In the event that suitable financing cannot be arranged, customers may be unable to honor their purchasing obligations to us. Collecting payment from customers facing liquidity challenges due to either their customer defaults or bank default on project loans may also be difficult. Tight credit markets could thus hamper our expansion and materially and adversely affect our results of operations.

Revision, reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products and our revenues, profits and margins to decline.

The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power exceeds retail electric rates in many locations. Such incentives vary by geographic market. Government bodies in many countries, most notably Spain, the United States, Germany, Italy, South Korea, Canada, Japan, Portugal, Greece, France and

Australia, have provided incentives in the form of feed-in tariffs, rebates, tax credits, renewable portfolio standards, and other incentives and mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of these government mandates and economic incentives, such as the German EEG law, are scheduled to be reduced or to expire, or could be eliminated altogether. For example, in 2008, the digression rate of the feed-in tariffs was accelerated in both Germany and Spain. Depending on system size and total installations, the digression rate can be as much as 10% per year. This means that solar system costs will likely have to fall more quickly than previously anticipated. In addition, an annual project installation cap was introduced in Spain that will significantly reduce the demand for solar products in Spain in 2009 and thereafter. Because we sell into the on-grid market, the reduction, modification or elimination of government mandates and economic incentives in one or more of our customer markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and harm our financial results.

Advance payments to our polysilicon and silicon wafer suppliers and credit term sales offered to some of our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under supply contracts with certain of our multi-year silicon wafer suppliers, and consistent with historical industry practice, we have made advance payments to some of our suppliers prior to the scheduled delivery dates for polysilicon and silicon wafer supplies. In many cases, the advance payments were made without collateral for such payments. In addition, we offer some of our customers short-term and/or medium-term credit sales based on our relationship with them and market conditions, also without collateral. As a result, our claim for such payments or sales credit would rank as unsecured claims, which would expose us to the credit risks of our suppliers and/or customers in the event of their insolvency or bankruptcy. We employ a number of mechanisms to mitigate credit sales risk, such as export credit insurance, factoring arrangements and letters of credit. Additionally, we have been renegotiating our supply agreements to obtain more favorable payment terms. However, these risks may have a material adverse effect on our financial condition, results of operations and liquidity.

Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with many of our polysilicon and wafer suppliers, and our cost of revenues and profitability could be materially and adversely affected if we fail to adjust such costs in a timely manner.

In early 2008, due to the shortages of polysilicon and silicon wafer supplies, we entered into a number of multi-year supply agreements in an effort to secure raw materials for our production demand with some of our major silicon and wafer suppliers. In response to the decline in prices of polysilicon and silicon wafers, beginning in the fourth quarter of 2008, we have temporarily suspended our orders of polysilicon and silicon wafers and have been re-negotiating the unit price and volume terms with most of these suppliers. We continue to purchase from most of these suppliers at adjusted prices in line with market prices for such products after signing supplemental agreements in the first quarter of 2009. If the prices of polysilicon or silicon wafers continue to decrease in the future and we are unable to re-negotiate, we may not be able to adjust our materials costs, and our cost of revenues could be materially and adversely affected. In the event that we are unable to re-negotiate these agreements, we may be required to make further inventory write-downs, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, during the course of such negotiations we may be subject to litigation if agreement cannot be reached with our suppliers. Such litigation may be costly and may divert management attention and other resources away from our business and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

The impact of seasonal variations in demand linked to construction cycles and weather conditions may impact our results of operation.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar products tend to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. For example, in the fourth quarter of 2008 and the first quarter of 2009, severe winter weather in Germany prevented the installation of a significant number of solar systems, which resulted in reduced demand for solar products. Other countries, such as Canada, the U.S., China and Korea, may also experience significant seasonality.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We compete with a large number of competitors in the solar module market. These include international competitors such as SunPower Corporation, or SunPower, First Solar, Inc., or First Solar, BP Solar International Inc., or BP Solar, Sharp Solar Corporation, or Sharp Solar, and Renewable Energy Corporation, or REC, and China-based competitors such as Suntech Power Holdings Co., Ltd., or Suntech, Yingli Green Energy Holding Company Limited, or Yingli, and Trina Solar Limited, or Trina. We expect to face increasing competition in the future. Further, some of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. For example, some of our competitors are developing or currently producing products based on alternative solar technologies, such as thin film photovoltaic materials, which they believe will ultimately cost the same as or less than the crystalline silicon technologies that we use. Solar modules produced using thin film materials, such as amorphous silicon, cadmium telluride and copper indium gallium diselenide (CIGS) technology, require either no silicon or significantly less silicon to produce than crystalline silicon solar modules such as the ones that we produce, and are less susceptible to increases in silicon costs. We may also face competition from semiconductor manufacturers, several of which have either announced plans to start or have already started production of solar modules. In addition, from a technological and capital investment perspective, the entry barriers in the solar module manufacturing business are relatively low given the low capital requirements and relatively low technological complexity involved.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demand or to devote greater resources to the development, promotion and sales of their products than we can. The sale of our solar module products generated 87.6%, 96.0% and 98.2% of our net revenues in 2006, 2007 and 2008, respectively. Some of our competitors have more diversified product offerings and may be better positioned to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs in the near term. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Due to the industry-wide oversupply of high-purity silicon and solar wafers, cells and modules, and customers becoming more knowledgeable and selective, we believe that the key to competing successfully in the industry has shifted to sales and marketing activities, cost and quality management. We have conducted very limited advertising to date, focusing primarily on medium to larger sized solar power distributors and integrators in the European market. Although we are in the process of building a stronger marketing and sales force, we cannot assure you that we will be able to make that transition successfully. The greater name recognition of some of our competitors may make it difficult for us to compete as a result of this industry transition. Banks are becoming more selective about the equipment they will finance in solar projects. In addition to quality considerations, they are evaluating solar manufacturers for their financial strength and sustainability in order to assess the likelihood that the manufacturer will be in a position to honor a 25-year product warranty. In addition, the solar power market in general competes with other sources of renewable energy and conventional solar power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer.

Evaluating our business and prospects may be difficult because of our limited operating history.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began business operations in October 2001 and shipped our first solar module products in March 2002. With the rapid growth of the solar power industry, we have experienced a high growth rate since our inception and, in particular, after we began to sell standard solar modules in 2004. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve growth rates in future periods similar to those we have experienced in the past, and our business model at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing and changing market.

Our quarterly operating results may fluctuate from period to period in the future.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

•	the average selling prices of our solar modules and products;

•	the availability and pricing of raw materials, particularly high-purity silicon and UMgSi silicon;

•	the availability, pricing and timeliness of delivery of solar cells and wafers from our suppliers and toll manufacturers;

•	the rate and cost at which we are able to expand our internal manufacturing capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	the impact of seasonal variations in demand linked to construction cycles and weather conditions, with purchases of solar products tending to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems;

•	timing, availability and changes in government incentive programs and regulations, particularly in our key and target markets;

•	unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	availability of financing for on-grid and off-grid solar power applications;

•	unplanned additional expenses such as manufacturing failures, defects or downtime;

•	acquisition and investment related costs;

•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly in the Euro, U.S. dollar and RMB;

•	our ability to establish and expand customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our products;

•	our ability to successfully develop, introduce and sell new or enhanced solar modules and products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment; and

•	increases or decreases in electricity rates due to changes in fossil fuel prices or other factors.

We base our planned operating expenses in part on our expectations of future revenues, and a significant portion of our expenses will be fixed in the short-term. If the revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our share price could decline, perhaps substantially.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies have been modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utilities customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar module products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, pricing regulations and policies may place limits on our ability to increase the price of our solar module products in response to increases in our solar raw material costs, including solar cells.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. For example, the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, is a general directive requiring each European Union member state to adopt its own enforcement and implementation policies using the directive as a guide. Therefore, there could be many different versions of this law that we will have to comply with to maintain or expand our sales in Europe. Any new government regulations or utility policies pertaining to our solar module products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar module products. In particular, any changes to existing regulations and policies or new regulations and policies in Germany could have a material adverse effect on our business and operating results. Sales to customers located in Germany accounted for 56.9%, 68.3% and 62.1% of our net revenues in 2006, 2007 and 2008, respectively, in part because of the availability and amounts of government subsidies and economic incentives in Germany.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry is not as readily available as for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including but not limited to Germany, Italy, Spain, the U.S., France, Korea and China, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

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

Our operations are capital intensive. Despite our ability as a publicly traded company to raise capital via public equity and debt issuances in addition to traditional commercial banking credit, weakness in global capital and debt markets may adversely affect our results of operations if we are unable to access necessary capital to achieve our performance targets and expansion goals. We rely on working capital financing from PRC commercial banks for our daily operations. Although we are currently able to obtain new commercial loans from these PRC commercial banks, we cannot guarantee that we can continue to do so, which may have a material and adverse impact on us and our ability to expand our business. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of photovoltaic and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner, on commercially acceptable terms, or at all, our growth prospects and future profitability may be adversely affected.

Our dependence on a limited number of solar wafer, solar cell and silicon raw material suppliers, and the limited number of suppliers for other components, such as silver and aluminum paste, solar module backsheet, ethylene vinyl acetate (EVA) encapsulation sheet, high-transparent tempered glasses, junction boxes and connectors, could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decrease in revenues.

Currently, silicon materials are readily available at historically low prices. However, there is no guarantee that in the future this will remain the case. Historically silicon prices have fluctuated substantially and cycled between periods of oversupply and undersupply. We purchase silicon raw materials, which include solar grade silicon, solar wafers and solar cells, from a limited number of third-party suppliers. Our major suppliers of silicon raw materials include LDK Solar Co., Ltd., or LDK, ReneSola Ltd, or ReneSola, and Konca Solar Cell (Wuxi) Ltd., or Konca, which provide us with solar wafers; and Neo Solar Power Corp., or Neo Solar, and China Sunergy Co., Ltd., or China Sunergy, which provide us with solar cells. We have entered into long term supply agreements with LDK for the supply of wafers, with Neo Solar for the supply of cells, and with a few other overseas and domestic Chinese companies for the supply of solar wafers and solar cells. These suppliers may not be able to meet our quantities requirements, or keep pace with the price reductions or quality improvements necessary for us to price our products competitively. Supply may also be interrupted by accidents or disasters. For example, in late 2006, one of our major suppliers of solar wafers incurred serious fire damage to its silicon ingot furnaces, which in turn caused a shortage of multi-crystalline solar wafers, a key material for our products. In the first three quarters of 2008, we experienced serious delays from another one of our major suppliers of solar wafers, which in turn caused delays and price increases of our solar modules for some of our customers. Delivery problems may also occur with suppliers for other components, such as silver and aluminum paste, solar module backsheets, EVA encapsulation sheets, high-transparency tempered glass, or junction boxes and connectors. The failure of a supplier for whatever reason to supply solar wafers, solar cells silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation.

Our dependence on a limited number of customers and our lack of long-term customer contracts may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. Our top five customers collectively accounted for approximately 78.8% and 52.6% of our net revenues in 2007 and 2008, respectively. Our top three customers each contributed over 10% of our net revenues in 2008. Sales to our customers are typically made through one-year framework sales agreements with quarterly firm orders stipulating prices and product amounts as adjusted or negotiated with customers. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers;

•	failure of any of our significant customers to make timely payment for our products; and

•	financial problems or even insolvencies of one or more of our significant customers.

Even though our top five customers have contributed to a significant portion of our revenues, we have experienced changes in our top customers. As we continue to expand our business and operations, our top customers may continue to change. We cannot assure you that we will be able to develop a consistent customer base.

Cancellation of customer product orders may make us unable to recoup any prepayments made to suppliers.

We have generally been required to make prepayments to certain suppliers of solar wafers, cells and silicon raw materials in the past. While we sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers, cells and silicon raw materials and the time that our customers make prepayments to us. As a result, the purchase of solar wafers, cells and silicon feedstock, and other silicon raw materials through toll manufacturing arrangements, has required us to make significant working capital commitments beyond that generated from our cash flows from operations to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers in connection with our customers’ orders, which could have an adverse impact on our financial condition and results of operations. For example, on August 1, 2008, we entered into a one-year agreement with a customer for the sale of our solar modules, but the customer failed to comply with its contractual obligations due to sluggish domestic demand.

We may not be able to manage our expansion of operations effectively.

We commenced business operations in October 2001 and have since grown rapidly. We expect to continue to significantly expand our business to meet the growth in demand for our products, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems and procedures and controls. Our rapid growth has strained our resources and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. We must also increase production output, expand, train and manage our growing employee base, and successfully establish new subsidiaries to operate new or expanded facilities. Additionally, access to sufficient funds to support the expansion of our business may not always be available to us. Furthermore, we will be required to maintain and expand our relationships with our customers, suppliers and other third parties.

In addition, we have been actively exploring financing and investing opportunities in systems integrators and solar projects, either independently or in partnership with financial institutions or other third parties. Since we have little operating experience with these and related activities such as engineering, procurement, and construction contracting, negotiating power purchase agreements and operating power plants, we will be subject to new risks. These risks include but are not limited to failure to manage relationships with financial partners providing loans, completion risks associated with construction, regulatory risks such as those pertaining to grid connection, and contract risks with utility companies or other counterparties such as land owners regarding contracts such as power purchase agreements and land leases. Some of these contracts may contain material penalties or otherwise impact project viability. Moreover, investing in projects or systems integrators may impact our balance sheet, including but not limited to our cash and debt position, accounts receivable, and revenue recognition for prolonged periods of time.

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

The solar power market is characterized by evolving technology standards that require improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar module products and enhancements for existing solar module products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others may prove more advantageous than ours for the commercialization of solar module products and may render our technology obsolete. Failure to further refine our technology and develop and introduce new solar module products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. If we are unable to keep pace with technological advances, or if we are unable to adapt to changes in market demand brought on by technological advances, our business and results of operations would be negatively affected.

We have begun to develop and expand the use of UMgSi as a component of our solar products. We cannot assure you that these efforts will continue to yield successful results.

In response to the shortage of high-purity silicon in the past, we believed that UMgSi provided a viable alternative source of silicon materials, and we have made efforts to develop technologies related to UMgSi solar products. We believe that we have made significant progress in this area, and we launched full scale commercial production of and sales of UMgSi solar products during 2008. However, we have less manufacturing experience with this material than with high-purity silicon, and we may be unable to continue to improve the efficiencies of cells and the production yield and cost of wafers, cells and modules made with UMgSi in order to reach our targets. Additionally, in the event that the market response to our UMgSi solar products is unfavorable, the use of this material may not be economically viable. Finally, the rapid reduction in high-purity silicon prices may render this product line uneconomical to produce if polysilicon prices fall far enough.

We have limited experience in the high value-added building integrated photovoltaic (BIPV) market and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

Our first BIPV project was completed in Luoyang, China in 2007. BIPV products generally enjoy higher profit margins than standard photovoltaic modules, or PV modules, due to solar energy generation capabilities being integrated into the design of a building or structure. We intend to further expand our capabilities in the BIPV market and invest in research and development activities in such products. Due to our limited experience in the BIPV market, and the relatively small portion of our revenue that these projects currently comprise, there can be no assurance that we will successfully expand into this new area of business. We may not have the necessary research and development capabilities or marketing and sales personnel required to meet customer needs or manage our growth. In addition, we may face competitors in the BIPV market with substantially greater financial, technical, manufacturing and other resources. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there may be a material adverse effect on our reputation, existing business, financial condition or results of operations.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2008, 96.4% of our products were sold to customers outside China. The international marketing, distribution and sale of our PV products exposes us to a number of risks, including:

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

Our future success depends partly on our ability to significantly expand our internal solar components manufacturing capacity, which exposes us to a number of risks and uncertainties.

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

Our future success depends substantially on the continued services of our executive officers, especially Dr. Shawn Qu, our founder, chairman, president and chief executive officer and Arthur Chien, our director and chief financial officer. If one or more of our executive officers are unable or unwilling to continue to serve in their positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers, in particular those with a significant mix of both international and China-based solar power industry experience as many of our current officers have. In addition, if any of our executives joins a competitor or forms a competing company, whether in violation of their agreements with us or otherwise, we may lose some of our customers.

Problems with product quality or product performance, including defects in our products, could damage our reputation, or result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Because we cannot test for all possible scenarios, our products may contain defects that are not detected until after they are shipped or installed. These defects could cause us to incur significant costs, divert the attention of our personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar module products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our solar module products could be harmed. For example, in one instance in 2008, the differences between the visual quality inspection standards of our customer and us prompted us to replace a batch of solar modules for that customer. In another instance, in 2009, customers raised concerns about the encapsulation quality of certain solar modules. Although these quality concerns did not affect the electrical output of the modules, we decided to replace the solar modules in question. We have studied the root causes of these quality issues and have implemented the necessary containment and corrective actions. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further incidents of the same problem or to protect against future errors or defects. As we continue to develop our internal solar cell manufacturing capabilities and expand into in-house solar ingot and solar wafer production, we may have problems standardizing product quality in these new areas of business.

We obtain some of the solar wafers and solar cells that we use in our products from third parties, either directly or through toll manufacturing arrangements, and we have limited control over the quality of that portion of the solar wafers and solar cells we incorporate into our solar modules. Unlike solar modules, which are subject to certain uniform international standards, solar wafers and solar cells generally do not have uniform international standards, and it is often difficult to determine whether solar module product defects are a result of the solar cells or other components or reasons. We also rely on third-party suppliers for other components that we use in our products, such as glass, frame and backing for our solar modules, and electronic components for our specialty solar modules and products. Furthermore, the solar cells and other components that we purchase from third-party suppliers are typically sold to us without any, or with only limited warranty. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our revenues to decline.

Since we cannot test our products for the duration of our standard warranty periods, we may be subject to unexpected warranty expense.

Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years against declines of the minimum power generation capacity specified at the time of delivery. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar modules and products in 2002 and only began selling standard solar modules in 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our operating results. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up-to-25-year warranty periods. Similarly, our UMgSi solar products, while silicon based and theoretically durable and viable as a reliable component for solar power products, are relatively new to the market and are subject to the same testing limitations as our other solar products. In particular, issues that are currently unknown may surface in the future after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results as long as 25 years after the sale of our products. Should these future warranty claims exceed accrued provisions, this may require us to adjust our financial forecasts and adversely affect our future earnings and operating results.

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and our failure to do so could have a material adverse effect on our market penetration and revenue growth.

The solar power industry is evolving and circumstances may require us to make significant investments and strategic acquisitions or enter into strategic relationships with third parties in the future. Some of our competitors have already undertaken limited acquisitions and investments. We cannot assure you that we will be able to successfully make strategic acquisitions and investments or establish strategic relationships with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.

Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and relationships may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.

We may not continue to be successful in developing and maintaining a cost-effective solar cell manufacturing capability.

We plan to continue expanding our in-house solar cell manufacturing capabilities to support our core solar module manufacturing business. We completed installation of our first four solar cell production lines in 2007, and annual solar cell production capacity from these production lines reached 100 MW by the end of 2007 and 270 MW by the end of 2008. However, we only have limited and recent operating experience in this area and we may face significant product development challenges in the solar cell business. Manufacturing solar cells is a highly complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. The technologies, designs and customer preferences for solar cells change more rapidly, and solar cell product life cycles are shorter than those for solar modules. We may not be able to successfully address these new challenges. We will also face increased costs to comply with environmental laws and regulations. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material adverse effect on our business and prospects.

In addition, although we intend to continue direct purchasing of solar cells and toll manufacturing arrangements through a limited number of strategic partners, our existing relationships with solar cell suppliers may be disrupted if we engage in the large scale production of solar cells ourselves. If solar cell suppliers discontinue or reduce the supply of solar cells to us, either through direct sales or through toll manufacturing arrangements, and we are not able to compensate for the loss or reduction with our own manufacturing of solar cells, our business and results of operations may be adversely affected.

We may experience difficulty in developing our internal production capabilities for ingots and wafers and, if developed, in achieving acceptable yields and product performance as a result of manufacturing problems.

We have developed and been increasing our internal production capabilities for the manufacture of silicon ingots and wafers. We completed the initial phase of our ingot and wafer plant in the third quarter of 2008, reaching a nameplate capacity of ingots of 120 — 150 MW by December 2008. We have limited prior operational experience in ingot and wafer production and will face significant challenges in further increasing our internal production capabilities, and we may not be successful in doing so. The technology is complex and will require costly equipment and the hiring of highly skilled personnel to implement. In addition, we may experience delays in further developing these capabilities and in obtaining governmental permits required to carry on these operations.

If we are able to develop these production capabilities successfully, we will need to continuously enhance and modify these capabilities in order to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case negatively affects our yields. We may experience production difficulties that cause manufacturing delays and lower than expected yields.

Problems in our facilities, including but not limited to production failures, construction delays, human errors, weather conditions, equipment malfunction or process contamination, may limit our ability to manufacture products, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption to any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields.

We may fail to successfully bring to market our new specialty solar modules and products, which may prevent us from achieving increased sales, margins and market share.

We expect to continue to derive a small part of our revenues from sales of our new specialty solar modules and products, which our customers ask us to tailor design for them. We will increase our research and development expenses in connection with developing these products. If we fail to successfully develop our new specialty solar modules and products, we will likely be unable to recover the expenses that we will incur to develop these products and may be unable to increase our sales and market share and to increase our margins. Many of our new specialty solar modules and products have yet to receive market acceptance, and it is difficult to predict whether we will be successful in completing their development or whether they will be commercially successful. We may also need to develop new manufacturing processes that have yet to be tested and which may result in lower production output.

Failure to protect our intellectual property rights in connection with new specialty solar modules and products may undermine our competitive position.

As we develop and bring to market new specialty solar modules and products, we may need to increase our expenditures to protect our intellectual property. Failure to protect our intellectual property rights may undermine our competitive position. We currently have 6 issued patents and 18 patent applications pending in the PRC for products that make up a relatively small percentage of our net revenues. We applied for registration of the “Canadian Solar” trademark in the United States in March 2009 and subsequently in a number of other jurisdictions. Currently, we also have 2 registered trademarks and 20 trademark applications pending in China for registration.

These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new specialty solar modules and products may not be adequate. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and sell our solar module products without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies outside China, although we have sold, and expect to continue to sell, a substantial portion of our products outside China. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. As a result, we could be subject to trademark disputes and may not be able to police the unauthorized use of our trade name. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use imported equipment in our production lines, without supplier guarantees that our use does not infringe on third-party intellectual property rights in China. This creates a potential source of litigation or infringement claims arising from such use. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

In addition, our competitors and other third parties may initiate legal proceedings against us or our employees, which may strain our resources, divert our management attention and damage our reputation. For example, in March 2002, ICP Global Technologies Inc., or ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our president of European sales, Gregory Spanoudakis, and ATS Automation Tooling Systems Inc., or ATS. ICP Global subsequently amended the complaint to include us, our subsidiary, CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, and our founder, chairman, president and chief executive officer Dr. Shawn Qu as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing a business opportunity away from ICP Global to us. Although there have been no meaningful discovery, court filings or communications from the plaintiff on this matter since early 2004, we cannot assure you that ICP Global will not move forward with this case or that the litigation will not be determined adversely to us. We also cannot assure you that similar proceedings will not occur in the future.

We rely on dividends paid by our subsidiaries for our cash needs.

We conduct substantially all of our operations through our subsidiaries, CSI Solartronics, CSI Solar Manufacture Inc., or CSI Manufacturing, CSI Central Solar Power Co., Ltd., or CSI Luoyang, CSI Cells Co., Ltd., or CSI Cells, and Changshu CSI Advanced Solar Inc., or CSI Advanced, which are companies established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay any dividends or other cash distributions that we may make to our shareholders, to service our debt and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. These subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, if any of these subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the solar power industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain sufficient technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

Prior to 2007, the majority of our sales were denominated in U.S. dollars. Since the beginning of 2007, the majority of our sales have been denominated in Euros, although we may seek to have more sales denominated in U.S. dollars, depending on market conditions. Meanwhile, we have entered into multi-year supply contracts under which, consistent with industry practice, we have made advance payments in exchange for silicon wafers. These contract prices are fixed in either Euros or Renminbi. Our Renminbi costs and expenses are primarily related to domestic sourcing of solar cells, wafers, silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated in U.S. dollars and Renminbi. In addition, the greater part of our cash and cash equivalents are denominated in Renminbi.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.

In 2007, we incurred a net foreign currency exchange gain, caused by the depreciation of the U.S. dollar against the Euro, in the amount of $2.7 million. However, in 2008 we incurred a foreign exchange loss, caused by the appreciation of the U.S. dollar against the Euro, of $5.6 million, in spite of foreign exchange hedging. We cannot predict the impact of future exchange rate fluctuations and we may incur net foreign currency losses in the future. Furthermore, volatility in foreign exchange rates will to some extent hamper our ability to plan our pricing strategy. Also, since our revenues and expenses are distributed differently among the U.S. dollar, Renminbi and Euro, fluctuations in foreign exchange rates will affect our gross and net profit margins and our operating gains and losses. In particular, any future appreciation of the Renminbi against the U.S. dollar or Euro would tend to increase our costs relative to our revenue. To the extent that we are unable to pass along increased costs to our customers, our profitability may be materially reduced. Fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations.

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

As of April 30, 2009, Dr. Shawn Qu, our founder, chairman and chief executive officer, beneficially owned 13,530,000 common shares, or 37.9% of our outstanding share capital, excluding restricted shares granted but yet to be vested and subject to restrictions on voting, dividend rights and transferability. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines, suspension or even termination of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. As we have expanded our silicon reclamation program and research and development activities and moved into solar ingot, solar wafer and solar cell manufacturing, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operations. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increases. Except for a failure to obtain certain approvals prior to starting production as disclosed in “— Risks Related to Doing Business in China — We may face penalties for failing to comply with certain PRC legal requirements,” we believe that we are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may also be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use or to restrict adequately the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions of our business operations.

Our solar modules and products must comply with the applicable environmental regulations where they are installed, and we may incur expenses to design and manufacture our products so as to comply with such regulations. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if solar modules and products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in panel manufacturing, in order to continue to sell into these markets. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected.

We may not be successful in establishing our brand names among all consumers in important markets and the products we sell under our brand name may compete with the products we manufacture on an original equipment manufacturer, or OEM, basis for our customers.

We sell our products primarily under our own brand name and also on an OEM basis for our customers. In certain markets our brand may not be as prominent as other more established solar power vendors, and there can be no assurance that the “CSI” or “Canadian Solar” brand name or any of our possible future brand names will gain acceptance among customers. Moreover, because the range of products that we sell under our own brands and those we manufacture for our customers may be substantially similar, there can be no assurance that, currently or in the future, there will not be direct or indirect competition between products sold under the CSI or Canadian Solar brand name or any of our possible future brand names and products that we manufacture on an OEM basis. This could negatively affect our relationship with these customers.

If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

We adopted a share incentive plan in 2006. As of December 31, 2008, we had granted 2,124,979 share options and 566,190 restricted shares under our share incentive plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in our first quarter of 2006, prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our common shares. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. See “Item 15. Controls and Procedures — Attestation Report of the Independent Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We may face penalties for failing to comply with certain PRC legal requirements.

We are required to comply with the PRC Environmental Protection Law. For example, some of our subsidiaries are required to have their manufacturing facilities examined and approved by the PRC environmental protection authorities prior to the start of production. However, due to discrepancies between interpretation of the written law and its application to date, our subsidiary CSI Luoyang began production without obtaining such approval. As a result, there is a risk that we may be ordered by the relevant environmental protection authorities to cease manufacturing at this site and subjected to fines. To date, the local environmental protection authority has not taken any action against us and we are currently working with them to complete the examination and obtain the requisite approval. There can be no assurance that we will obtain the necessary approvals for additions or expansions to our manufacturing operations in a timely manner, if at all.

We use dangerous chemicals, such as hydrochloric acid, in our production process. According to the PRC Regulations on the Safety Administration of Dangerous Chemicals, companies using dangerous chemicals shall conduct a safety evaluation on their manufacturing and storage instruments every two years, and the results of the safety evaluation shall be filed with the dangerous chemicals safety supervision and administration authorities. Because some of our PRC subsidiaries have either failed to conduct the safety evaluation or to complete the above filing procedure, we could be subject to fines or a revocation of relevant permits and licenses.

We are required to comply with the PRC Construction Law and relevant regulations in the process of constructing our manufacturing facilities. For example, our PRC subsidiaries CSI Cells and CSI Advanced are required to have their recently constructed manufacturing facilities examined and accepted by relevant agencies before commencing operations. However, CSI Cells and CSI Advanced began operating these facilities without completion of the required examination and acceptance procedure. We are currently working with the relevant parties to undergo the required examination and acceptance procedures. However, there is a risk that we may be ordered by the relevant construction administrative authorities to rectify such non-compliance and be subject to fines.

Our subsidiary, CSI Luoyang, commenced construction of its manufacturing facilities without obtaining a construction permit, which is required under PRC Construction Law. We are currently cooperating with relevant government agencies to obtain this required permit. However, there is a risk that we may be ordered by the relevant construction administrative authorities to rectify such non-compliance and be subject to fines.

The enforcement of the new labor contract law and increases in labor costs in the PRC may adversely affect our business and our profitability.

A new Labor Contract Law came into effect on January 1, 2008, and the Implementation Rules of the Labor Contract Law of the PRC were promulgated and became effective on September 18, 2008. The new Labor Contract Law and the Implementation Rules impose more stringent requirements on employers with regard to executing written employment contracts, hiring temporary employees, and dismissing employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and their Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served for more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of the employer shall be compensated for each vacation day waived at a rate equal to three times their normal daily salary. As a result of these new laws and regulations, our labor costs are expected to increase. Higher labor costs and labor disputes with our employees stemming from these new rules and regulations could adversely affect our business, financial condition, and results of operations.

Our subsidiaries will lose certain tax benefits over the next several years and we expect to pay additional PRC taxes as a result, which could have a material adverse impact on our financial condition and results of operations.

On January 1, 2008, the new Enterprise Income Tax Law, or the new EIT Law, came into effective in China. Under the new EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. There is a transition period for enterprises which had been given preferential tax treatment under the previous tax law. Enterprises that were subject to an enterprise income tax rate lower than 25% will see the new uniform rate of 25% phased in over a five-year period from the beginning of 2008. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires, subject to certain limitations.

Our subsidiary CSI Manufacturing currently enjoys a reduced EIT rate of 12.5% until the end of 2009, when its tax holiday expires. CSI Cell and CSI Luoyang are also subject to a reduced EIT rate of 12.5% until the end of 2011, when their tax holidays expire. CSI Advanced is exempt from tax this year and will be subject to an EIT rate of 12.5% until the end of 2012, at which time its tax holiday will expire as well. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly, which could have a material adverse effect on our financial condition and results of operations.

There are significant uncertainties on our tax liabilities regarding our income under the new Enterprise Income Tax Law of the PRC.

We are a Canadian company with substantially all of our manufacturing operations in China. Under the new EIT Law and its implementation regulations, both of which became effective on January 1, 2008, enterprises established outside China whose “de facto management bodies” are located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, the term “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining a company’s de facto management bodies, which are applicable to us. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the new EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as to our global income. If our global income is subject to PRC enterprise income tax at the rate of 25%, our financial condition and results of operation may be adversely affected.

Dividends payable by us to our foreign investors and gains on the sale of our common shares may become subject to PRC enterprise income tax liabilities.

The implementation regulations of the new EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains shall be treated as China-sourced income. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining what it means to be domiciled in the PRC. As such, it is not clear how the concept of domicile will be interpreted under the new EIT Law. Domicile may be interpreted simply as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders as well as any gains realized by such shareholders from the transfer of our common shares may be regarded as China-sourced income and, consequently, be subject to PRC withholding tax at a rate of up to 10%. If dividends we pay to our overseas shareholders as well as any gains realized by such shareholders from the transfer of our common shares are subject to PRC withholding tax, it may materially and adversely affect your investment return and the value of your investment in us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our common shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

Our business could be adversely affected by the effects of swine flu, avian flu or other adverse public health developments. From 2005 to 2008, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and elsewhere. Any prolonged recurrence of swine flu, avian flu or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu or any other outbreak or epidemic.

Risks Related to Our Common Shares

The market price for our common shares may be volatile.

The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq Global Market, until June 4, 2009, the market price of our common shares ranged from $3.00 to $51.80 per share. The closing market price of our common shares on June 4, 2009 was $15.65 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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

Substantial future sales of our common shares in the public market, or the perception that such sales could occur, could cause the price of our common shares to decline.

Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of April 30, 2009, we had 35,686,313 common shares outstanding, excluding 58,250 restricted shares granted but yet to be vested and subject to restrictions on voting, dividend rights and transferability. In addition, the number of common shares outstanding and available for sale will increase when the holders of our convertible notes receive common shares upon the conversion of their notes, or the holders of options to acquire our common shares receive our common shares upon the exercise of their options, subject to volume, holding period and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. To the extent these shares are sold into the market, the market price of our common shares could decline.

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

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined by reference to the market price of our common shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. person held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.

We have formed the following wholly-owned subsidiaries:

•	CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, incorporated in November 2001, which has operations located in Changshu, China, where we manufacture primarily specialty solar modules and products;

•	CSI Solar Manufacture Inc., or CSI Manufacturing, incorporated in January 2005, which has operations in Suzhou, China, where we manufacture primarily standard solar modules;

•	CSI Solar Technologies Inc., or CSI Technologies, incorporated in August 2003, which has operations located in Changshu, China, where we conduct solar module product development;

•	CSI Central Solar Power Co., Ltd., or CSI Luoyang, incorporated in February 2006, which has operations located in Luoyang, China, where we manufacture solar modules, ingots and wafers;

•	CSI Cells Co., Ltd., or CSI Cells, incorporated in June 2006, which has operations located in Suzhou, China, where we manufacture solar cells;

•	Changshu CSI Advanced Solar Inc., or CSI Advanced, incorporated in August 2006, which has operations located in Changshu, China, where we manufacture solar modules;

•	CSI Solar Power Inc., or CSI Power, incorporated in April 2008 and located in Changshu, China, where we intend to manufacture solar modules once construction of the plant is complete; and

•	Canadian Solar (USA) Inc. (formerly doing business as CSI Solar Inc.), which was incorporated in Delaware in June 2007, through which we carry out marketing and sales efforts in the United States.

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

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.canadian-solar.com. The information contained on our website does not form part of this annual report.

B.	Business Overview

Overview

We design, develop, manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized solar modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. We sell our products under our “Canadian Solar” brand name and to OEM customers under their brand names. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.

We currently sell our products to customers located in various markets worldwide, including Germany, Spain, the U.S., France, the Czech Republic, Italy, Korea, Canada and China. We sell our standard solar modules to distributors and system integrators, and into solar projects. We sell our specialty solar modules and products directly to various manufacturers who integrate the specialty solar modules into their own products and sell and market the specialty solar products as part of their product portfolio.

We have historically manufactured our module products from solar cells purchased from third-party manufacturers. In 2007, we began to pursue a new flexible vertically-integrated business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll manufacturing relationships which we believe provides us with some competitive advantages. We believe that this approach allows us to benefit from some of the increased margin available to fully vertically-integrated solar manufacturers while reducing the capital expenditures required relative to a fully vertically integrated business model. We also believe that it provides us with greater flexibility to respond to short-term demand patterns and to take advantage of the availability of low-cost outsourced manufacturing capacity in the long term. Additionally, it enables us to improve production yields, control our inventory more efficiently and improve cash management, resulting in increased confidence in our forecasts for revenue growth and margin improvement in the future.

We believe that we have contractually secured our silicon and solar cell requirements to support our solar module production plan for 2009. We have expanded our in-house manufacturing capacity for ingot, wafer, solar cells and solar modules, with an annual capacity of 270 MW of solar cells as of the fourth quarter of 2008. We intend to increase solar cell capacity to 420 MW in 2009. Our ingot capacity as of the end of 2008 was 120 — 150 MW, which we plan to increase to 250 MW by the end of 2009. Currently, we intend to use all of our solar cells in the manufacturing of our own solar module products. As of January 1, 2009, we had 620 MW of combined annual solar module manufacturing capacity at our Suzhou, Changshu and Luoyang facilities in China.

We continue to evaluate new technologies, including the use of UMgSi to manufacture more cost-effective modules. We entered into a research partnership and supply contract with a silicon manufacturer to develop a viable and reliable source of UMgSi in 2007. The following year, in March 2008, we commenced commercial production of e-Modules, a cost-effective medium power solar module product using 100% UMgSi. We dedicated one of our solar cell lines to upgraded metallurgical grade cells in early April 2008 and ramped up to full production shortly thereafter. Delivery of e-Modules to our European and U.S. customers began in May 2008. Our current e-Module average conversion efficiency is approximately 15%. The addition of e-Modules to our product offerings provides us with one of the most complete crystalline silicon product lines in the industry, ranging from medium power, low-cost solar modules to high efficiency solar modules.

We have also opened a cell efficiency research center to develop more efficient cell structures. These include selective emitter, N-type conductor and back contact type cells.

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

We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues have increased from $9.7 million in 2004 to $705.0 million in 2008. We sold 2.2 MW, 4.1 MW, 14.9 MW, 83.4 MW and 166.5 MW of our solar module products in 2004, 2005, 2006, 2007 and 2008, respectively.

Our Products

We currently design, develop, manufacture and sell solar cell and solar module products, which consist of standard solar modules and specialty solar modules and products.

Standard Solar Modules

Our standard solar modules are an array of interconnected solar cells encased in a weatherproof frame. We produce a wide variety of standard solar modules, currently ranging from 0.2W to 300W in power and using multi-crystalline, mono-crystalline and UMgSi solar cells. These products are built to general specifications for a wide range of residential, commercial and industrial solar power generation systems. Our standard solar modules are designed to be durable under harsh weather conditions and easy to transport and install. We sell our standard solar modules under our brand name and to OEM customers under their brand names. Since March 2002, when we began selling our solar module products, we had increased our annual production capacity from 2 MW to 620 MW by the end of first quarter of 2009, from our module manufacturing facilities in Changshu, Suzhou and Luoyang. We plan to complete the second phase of the expansion for our Changshu facilities in September 2009 and, on completion, expect our annual production capacity to reach 800 MW. The nature of our flexible manufacturing process allows us to increase capacity at low cost within a short period of time and to ramp up production for increased demand for standard solar modules or for new solar module products as necessary.

Specialty Solar Modules and Products

We collaborate with our customers to design and manufacture specialty solar modules and products based on our customers’ specifications and requirements. Our specialty solar modules and products consists of:

•	customized solar modules, and

•	complete specialty products.

Our customized solar modules are solar modules that we design and manufacture for customers who incorporate them as a component of their own products. For example, we have manufactured a customized array of six solar modules assembled onto a curved canopy for a customer who incorporated it into its bus stop shelter products. We design and manufacture our complete specialty products, which combine our solar modules with various electronic components that we purchase from third-party suppliers. For example, we manufacture car battery chargers for a major automotive maker. We produce the small solar charging panels which are incorporated into solar garden light products by several companies in China. We have produced complete solar street lights used in several cities and townships in China. In addition, we have also produced security sensors, signaling systems and mobile phone chargers in the past.

Our specialty solar modules and products have been used primarily in the automotive, city infrastructure and outdoor lighting sectors. We focus on these and other industries, such as the telecommunications sector, that have off-grid applications that can be powered by solar power. In the future, we intend to increasingly focus on the above sectors. As LED technology advancements continue to create higher quality lighting with less power at increasingly economical prices, we believe that solar power will become a major power source in the LED lighting industry.

As part of our strategy to broaden our products portfolio and address a wider cross section of the PV market, we have also been actively developing our BIPV product line. Our BIPV products have various advantages over standard PV modules, including improved aesthetics, direct integration into building structures and the ability to be used in a wider range of applications including residential and commercial roofing and architectural glazing. Our BIPV products and systems have thus far been supplied to our BIPV solar glass roofing system project in Luoyang and used as part of the facilities for the Olympic Games. We believe that the demand for BIPV solutions will continue to grow in our key markets, including China, Europe and the United States. We will continue to work closely with our customers to design and develop specialty solar modules and products that meet their specific requirements. We expect sales of these products, which typically have higher margins than our standard solar modules, to increase as we go forward.

Solar Cells

Our first solar cell production line with an annual capacity of 25 MW was completed in the first quarter of 2007 and our second 25 MW production line was completed in the third quarter of 2007. Our third and fourth solar cell production lines were both finished in November 2007, and our total annual solar cell production capacity was 100 MW as of December 2007. We currently have internal solar cell manufacturing capacity of 270 MW, and plan to expand by an additional 150 MW by the third quarter of 2009, which will increase our total annual capacity to 420 MW. During production line installation, we apply stringent criteria in vendor selection, including requiring them to demonstrate a minimum of two successful equipment implementations for other well-known solar cell manufacturers in the region. We intend to use substantially all of our solar cells in the manufacturing of our own solar module products.

Our solar cells are made from both mono-crystalline and multi-crystalline silicon wafers through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metallization. A functional solar cell generates a flow of electricity when exposed to light. The metal on the cell surface collects and carries away the current to the external circuitry.

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

In 2008, we reached an agreement with the Suzhou New District government in Suzhou to begin construction of a PV theme park. In addition to providing an example of applied PV power generation, the park will serve as a permanent scientific educational center for the public. We believe our participation in the construction of this park will enhance our market reputation in China.

In 2007, we successfully completed our first BIPV solar project, a BIPV solar glass roof system, in collaboration with Luoyang Zhong Gui High Tech Co. Ltd. In early 2009, we also completed the installation of a BIPV solar wall in our new office building in Luoyang.

Supply Chain Management

Our business depends on our ability to obtain a stable and cost-effective supply of solar wafers and cells. During the early years of our existence, there was a shortage of solar wafers and cells as a result of a shortage of high-purity silicon, due to the rapid growth of and demand for solar power. In early 2005, we began managing our supply chain to secure a reliable and cost-effective supply of solar cells, which allowed us to partially mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. We secure our supply of solar wafers and cells partially through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots and wafers and partially through the direct purchase of solar wafers and cells, in addition to producing our own solar cells. Further, we leverage the silicon and capital resources of our solar supply chain partners, such as independent solar cell producers, to partially meet our demand for solar cells at peak demand. While this strategy may reduce our gross margin, it has helped us to commit less capital in the form of prepayments to polysilicon manufacturers compared to other solar module producers of our size. Our flexible vertical integration model has also helped us to maintain a strong balance sheet during the current global economic downtown. We believe our supplier relationships and various short and long-term contracts will afford us the volume of material required to meet our planned output. The shortage of high-purity silicon and solar wafers and cells began to ease during the third quarter of 2008, and the industry has experienced a relative oversupply of silicon materials since the fourth quarter of 2008. We are in the process of re-negotiating most of our long-term supply contracts to obtain more favorable and flexible pricing and other terms.

Silicon Raw Materials

Silicon feedstock, which consists of high-purity silicon and reclaimable silicon, is the building block of the entire solar power supply chain.

We have an agreement with LDK from 2008 to 2010 for specified quantities of solar wafers and a toll manufacturing arrangement to convert our reclaimed silicon feedstock into wafers.

We continue to purchase from these and other long-term suppliers, though the purchase prices for silicon, wafers and cells have been mutually adjusted since the end of 2008 to keep in line with the market prices for such products. We believe that with the current over-supply situation in the market place, we should be able to purchase silicon, solar wafers and cells in quantities sufficient for our estimated 2009 production requirements.

Silicon Reclamation Program

We believe that we were one of the first solar companies to process reclaimable silicon for the production of solar wafers and cells. We take reclaimable silicon from pot scraps, broken or unused silicon wafers, and the top and tail discarded portions of silicon ingots and process it through our reclaiming facilities to recycle it for reuse in the solar supply chain. Due to the sharp rise in reclaimable silicon prices globally up through the first half of 2008, our silicon reclamation program has not been increasing in scale, but has maintained a steady production rate. As a result of the oversupply of silicon materials that developed in the fourth quarter of 2008, however, we expect this aspect of our operation to be less significant in the foreseeable future.

Toll Manufacturing Arrangements

We also have toll manufacturing arrangements to source silicon wafers and solar cells, in addition to our internal solar cell manufacturing. Manufacturers of ingots, wafers and cells have historically faced over-capacity due to shortages of high-purity silicon. Presently, they face overcapacity due to soft end-market demand. Through our toll manufacturing arrangements, we provide manufacturers with silicon feedstock, which is returned in the forms of ingots, wafers and cells. We expect to reduce such arrangements in light of the rapid industry-wide capacity expansion in 2008 and softening demand beginning in the fourth quarter of 2008.

Solar Wafers.  We currently purchase solar wafers from local and international suppliers, including LDK, ReneSola and Konca.

Solar Cells.  In addition to internal solar cell manufacturing and toll manufacturing arrangements with our solar cell suppliers, we currently purchase solar cells from a number of international and local suppliers. We have established strategic supply relationship with companies such as China Sunergy and Neo Solar to ensure a stable supply of cells at competitive pricing. We intend to continue purchasing solar cell supplies directly and maintaining our smaller scale toll manufacturing arrangements. As we expand our business, we will seek to diversify our cell supply channel mix to ensure flexibility in adapting to future changes in the supply of, and demand for, solar cells.

UMgSi Cells.  We entered into a research partnership and supply contract with a silicon manufacturer to develop a viable and reliable source of UMgSi in 2007.

Solar Module Manufacturing

We assemble our solar modules by interconnecting multiple solar cells through taping and stringing them into a desired electrical configuration. The interconnected cells are laid out, laminated in a vacuum, cured by heating and then packaged in a protective light-weight anodized aluminum frame. Our solar modules are sealed and weatherproofed and are able to withstand high levels of ultraviolet radiation, moisture and extreme temperatures.

The diagram below illustrates our solar module manufacturing process:

(1)	Laser cutting is only necessary for smaller-sized modules.

We work closely with our customers during the design and manufacture of our specialty solar modules and products. For our customized solar modules, we collaborate with the customer to make certain that our product is compatible for incorporation into that customer’s product. For our complete specialty products, we work with the customer and typically provide sample products to the customer for testing before the product is manufactured on a larger scale.

We selectively use automation to enhance the quality and consistency of our finished products and to improve efficiency in our manufacturing processes. Key equipment in our manufacturing process includes automatic laminators, simulators and solar cell testers. The current design of our assembly lines gives us flexibility to adjust the ratio of manufacturing equipment to skilled labor for quality and efficiency control. We use manufacturing equipment purchased primarily from Chinese solar power equipment suppliers. The location of our manufacturing operations in China gives us the advantage of proximity to these Chinese manufacturers, who typically sell solar power manufacturing equipment at more competitive prices compared to similar machinery offered by international solar power equipment manufacturers. We source critical testing equipment from international manufacturers. The manufacturing of solar module products remains a labor intensive process, and we leverage China’s competitive labor costs by using labor in our manufacturing process when it proves to be more efficient and cost-effective than using automated equipment.

We may not, however, utilize our production facilities to their full capacity. Overall production output depends in part on the product mix and the sizes of the solar modules produced by each laminator and is affected by the timing of customer orders and requested completion dates. Our production output is also constrained by the availability of solar cells and silicon raw materials and demand for our solar module products. Although there is a gap between our production capacity and production output, it is important for manufacturers of solar module products to maintain additional production capacity to handle surges in customer demand and quick changes in the product mix and timing of completion demanded by customers. Due to the relatively inexpensive cost of solar module manufacturing equipment, it is generally cost-efficient to maintain additional production capacity.

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

Quality Control and Certifications

Our quality control was set up according to the quality system requirements of ISO 9001:2000 and ISO/TS 16949 standards. The latter originated from QS 9000 and VDA quality systems and is now the world-wide quality system standard for the automotive industry. Our quality systems are reviewed and certified by TUV Rheinland Group, a leading international service company that documents the safety and quality of products, systems and services. Our quality control focuses on incoming inspection through which we ensure the quality of the components and raw materials that we source from third parties and includes the use of simulators and solar cell testers. We focus on in-process quality control by examining our manufacturing processes and on output quality control by inspecting finished products and conducting reliability and other tests.

We have obtained IEC 61215 and IEC61730 (previously TUV Class II safety) European standards for sales in Europe. We have also obtained certifications of CAN ORD-UL 1703 and UL 1703 since March 2007, which allow us to sell products in North America.

Markets and Customers

We currently sell our standard solar modules primarily to distributors, system integrators including utilities, and OEM companies, as well as to large solar projects. Our distributor customers include companies that are exclusive solar power distributors and engineering and design firms that include our standard solar modules in their system installations. Our system integrator customers typically design and sell complete, integrated systems that include our standard solar modules along with other system components. We sell our solar modules and products to various manufacturers who either integrate these products into their own products or sell and market them as part of their product portfolio. Our standard solar module customers include leading solar power distributors and system integrators such as Solpower GmbH, Isofoton S.A. and Donauer. Our specialty solar modules and products customers include various manufacturers who incorporate our customized solar modules in their bus stop, road lighting and marine lighting products.

As we expand our manufacturing capacity and enhance our brand name, we anticipate developing additional customer relationships in other markets and geographic regions to decrease our market concentration and dependence. We are aiming to increase our sales to customers located in several markets such as Germany, Spain, Italy, South Korea, Japan, the Czech Republic, China, the United States and Canada. These solar power markets have been significantly influenced by past and current government subsidies and incentives. While we expect to expand our markets, we expect that Germany and other European markets will continue to remain our major markets in the near future.

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

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany surpassing Japan in 2004 as the leading solar power market in terms of annual megawatt increase. According to Solarbuzz, the German market grew by 39.7% in 2008, from 1,328 MW at the end of 2007 to 1,855 MW at the end of 2008. Our products are used for large-size ground mounted solar power field, commercial rooftop and residential rooftop installations. The feed-in tariffs in Germany range from €0.319 to €0.410 per watt.

•	Spain. According to Solarbuzz, the Spanish market grew by 285% to reach 2,463 MW in 2008, surpassing Germany as the world’s largest market. In Spain, the actual feed-in tariff for solar power energy is fully guaranteed for 25 years and guaranteed at 80% thereafter. The feed-in tariff for applications less than 100 kWh was €0.4404 per kWh for the first 25 years of system operation, and €0.3523 per kWh thereafter, for systems installed up until September 2008. Current feed-in tariffs are between €0.340 and €0.307 per watt, depending on system size and type. Spain was our second largest market after Germany as measured by net revenue generated in 2008 but is not expected to remain in this position in 2009.

•	Italy. According to Solarbuzz, the Italian solar market grew by 169% to reach 242 MW at the end of 2008. Current feed-in tariff rates for systems range from €0.353 per kWh for larger ground mounted systems to €0.49 per kWh for smaller BIPV systems. The Italian market saw an enormous boost in large installations in 2007 and 2008, according to Solarbuzz, a trend which is expected to continue in 2009.

•	United States. There are currently more than 10 states in the U.S. that offer significant incentives, with California offering the most preferential ones. In January 2006, the California Public Utilities Commission enacted the California Solar Initiative, a $2.9 billion program that subsidizes solar power systems by $2.80 per watt. Due to excessive demand, this subsidy has been reduced to $2.50 per watt. Combined with federal tax credits for solar power usage, the subsidy may account for as much as 50% of the cost of a solar power system. The program will last from 2007 to 2016 and is expected to dramatically increase the use of solar power for on-grid applications in California. The program is capped. Incentives in the other US states include state renewable energy credits, capital subsidies, and in some places such as Vermont, feed-in tariffs. Many states and various federal departments are also subject to renewable energy portfolio (RPS) standards that mandate minimum percentages of renewable energy production by utilities. Finally, the US federal government passed several renewable energy provisions in the stimulus package, including a 30% investment tax credit, accelerated 5 year system depreciation and expansion of Department of Energy loan guarantees. These provisions were further expanded in 2009 to include a cash grant in lieu of the investment tax credit and were uncapped with respect to both system size (the previous maximum rebate was $2,000) and organization to allow larger organizations such as utilities to take advantage of the tax credit or cash in-lieu grant for large scale projects. Currently the constrained appetite for tax equity will limit the effectiveness of some of these provisions such as accelerated depreciation.

•	China. China’s Renewable Energy Law was passed in February 28, 2005 and went into effect on January 1, 2006. The Renewable Energy Law authorizes the relevant authorities to set favorable prices for the purchase of on-grid solar power — generated electricity and provides other financial incentives for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission further promulgated two implementation rules for the Renewable Energy Law. In addition, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the development of solar photovoltaic technology in China. Local governments are encouraged to issue and implement supporting policies. Under these Interim Measures, a subsidy, which is set at RMB20 per watt-peak for 2009, will cover solar photovoltaic technology integrated into building construction. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

China finances its off-grid solar installations through the now-completed township program and the current village program. The current five-year plan from 2006 to 2010 is targeted to provide electricity to 29,000 villages, mainly in western China. The Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) has recently promulgated directives encouraging the development and use of solar power energy in both urban and rural areas. Various local authorities have also introduced initiatives to encourage the adoption of renewable energy including solar power energy. In April 2009, we signed an agreement with the City of Suzhou, New District in which the latter pledged RMB7.5 million as funding support for projects developed by us within the New District.

We believe that we will be well-positioned to take advantage of growth opportunities in the Chinese solar power energy market, which has the potential to become one of the fastest growing markets for solar power. Our projects in China include working with the government of Suzhou to construct a 300 kW solar power system in Suzhou and installing a BIPV solar glass roof system in Luoyang.

•	Canada. In November of 2006, Canada’s largest province, Ontario, introduced a program of subsidies for renewable energy projects, including solar energy projects. Under that program, a fixed price of C$0.42 per kWh was offered for solar power transferred to the electrical grid. That program is to be replaced with a program of feed-in tariffs. The proposed price for solar power, under the feed-in tariff program, ranges from C$0.443 to C$0.80 per kWh depending on the system size and type. Contracts under the new program are expected to be for terms of 20 years.

•	South Korea. According to SolarBuzz, the South Korean market grew from 50 MW in 2007 to 276 MW in 2008. The South Korean government has established a number of initiatives to enhance self-sufficiency in energy supplies and invest in renewable energy systems. Under the Public Institution Renewable Obligation Law created in 2004, the government has mandated that newly built public facilities exceeding 3,000 square meters invest at least 5% of their construction expenses in renewable energy systems. The current feed-in tariff rate for systems ranges from 428 to 646 won per kWh depending on system size, while the system limit of 3 MW was removed and the national cap was increased from 100 to 500 MW. In late April, the Korean government announced a plan to execute the remaining of the feed-in-tariff program in three years and allocate 50 MW for installations and connections in 2009.

•	Japan. According to Solarbuzz, the Japanese market remained flat in 2008 at 230 MW, exhibiting no growth. The Japanese government has a long-term energy goal to install 4.82GW of PV by 2010, and is a signatory to the Kyoto Protocol, requiring it to reduce greenhouse gas emissions by 6% from the 1990 baseline level by 2012. Japan currently funds a number of key programs supporting domestic PV installations and has announced a plan to begin installing PV on federal buildings through 2012. It is unlikely Japan will reach its renewable energy (including solar) targets, so Japan is considering increasing its incentives for PV installations.

Sales and Marketing

Standard Solar Modules

We market and sell our standard solar module products worldwide primarily through a direct sales force and via market-focused sales agents. We have direct sales personnel or sales agent representatives that cover our markets in Europe, North America and Asia. Our marketing activities include trade shows, conferences, sales training, product launch events, advertising and public relations campaign. Working closely with our sales and product development teams, our marketing team is also responsible for collecting market intelligence and supporting our sales team’s lead generation efforts. We have marketing staff in the U.S., China, Europe and Korea.

We sell our products primarily under two types of arrangements: (1) sales contracts to systems integrators or distributors and (2) OEM/tolling manufacturing arrangements.

•	Sales contracts. In late 2007, we began to enter into annual sales and/or distribution agreements with most of our customers. We deliver standard solar modules according to a pre-agreed monthly schedule. We typically require full payment of the contract price by letters of credit or telex money transfers prior to shipping. In certain circumstances, we provide short-term credit sales ranging from 21 to 45 days. To some customers, we provide medium-term credit sales from 60 to 120 days. We actively use credit insurance coverage for credit sales.

•	OEM/tolling manufacturing arrangements. Under these arrangements, we either purchase or obtain on a consignment basis silicon wafers and cells from customers, and then sell solar module products back to the same customers, who then sell those products under their own brands. In addition, we have been using our own solar cells or cells purchased by us to make modules for a limited number of strategic partners, with the finished solar module products branded with their labels.

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

Solar Power Development Projects

In 2007, we began successfully expanding into commercial solar power development projects, mainly in China. These include commencement of our BIPV solar roof installation in Luoyang and a 66 kWp project for the Beijing Olympic Committee. In the early part of 2008, we contracted with the Suzhou government to develop a

300kW solar power system in Suzhou New District. We believe that these solar power development projects will generate significant goodwill and publicity for us.

Customer Support and Service

We provide customers with after-sales support, including product return and warranty services. Our standard solar modules are typically sold with a two-to-five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery.

Competition

The market for solar module products is competitive and continually evolving. We compete with international companies such as SunPower, First Solar, BP Solar, Sharp Solar and REC and China-based companies such as Suntech, Yingli and Trina. Many of our competitors are also developing or currently producing products based on alternative solar technologies such as thin film photovoltaic materials that may ultimately have costs similar to, or lower than, our projected costs. For example, solar modules produced using thin film materials, such as amorphous silicon, cadmium telluride and CIGS technology, are generally less efficient, with conversion efficiencies ranging from 5% to 10.8% according to Solarbuzz, but require significantly less or no silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar modules. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation. We believe that the key competitive factors in the market for solar module products include:

•	customer relationships and distribution channels;

•	brand name and reputation;

•	power efficiency and performance;

•	price;

•	supply chain management;

•	manufacturing efficiency; and

•	aesthetic appearance of solar module products.

In the immediate future, we believe that the ability to compete in our industry will depend on the ability to develop and maintain a strong brand name based on high quality products and strategic relationships with downstream customers. It will also depend on our ability to effectively manage our cash flow and balance sheet to maintain our financial health and relationships with the financial institutions that fund solar projects. Consolidation of the solar industry is already occurring and is expected to continue in the near future. We believe that such consolidation will benefit our company in the long term. We believe that the key to competing successfully will be sales and marketing activities. We believe that the strong relationships that we are building with both customers and suppliers will support us in that new competitive environment.

Insurance

We maintain property insurance policies with reputable insurance companies to cover our equipment, facilities, buildings and their improvements, office furniture and inventory. These insurance policies cover losses due to fire, floods and other natural disasters. To keep up with the pace of our rapid sales growth and facilities expansions, we substantially increased the level of our insurance coverage over properties, general commercial and product liabilities in 2008. We have also been actively working with China Export Credit Insurance Company (Sinosure) since early 2008. Such credit insurance covers the collections risk of our account receivables for customers with Sinosure approved credit limits. We also maintain key-man health and life insurance to cover our founder, chairman, president and chief executive officer, Dr. Shawn Qu, our chief financial officer and director, Arthur Chien and three other officers. We have maintained cargo transportation insurance relating to marine, air and inland transit risks for the export of our products, as well as insurance domestic transportation of materials and products. We do not maintain business interruption insurance. We consider our overall insurance coverage to be adequate. However, significant damages to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operations.

Environmental Matters

Except for the circumstances disclosed in the “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may face penalties for failing to comply with certain PRC legal requirements,” we believe we have obtained all environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have conducted environmental studies in conjunction with our solar power development projects to assess and reduce the environmental impact of our facilities.

As we have expanded our ingot, solar wafer and solar cell manufacturing, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operations. Additionally, as we have expanded our internal solar components production capacity, our risk of facility incidents with a potential environmental impact has increased.

Our products must comply with the applicable environmental regulations where they are installed. We make efforts to ensure that our products comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products.

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

China’s Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources. In addition, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities to buildings for energy-efficiency purposes.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the development of solar photovoltaic technology in China. Local governments are encouraged to issue and implement supporting policies. Under these Interim Measures, a subsidy, which is set at RMB20 per Watt-peak for 2009, will cover solar photovoltaic technology integrated into building construction. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

Environmental Regulations

As we expand our ingot, solar wafer and solar cell manufacturing, we begin to generate material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operations. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection.

Further, some of our PRC subsidiaries are located in Suzhou, China, which is adjacent to Taihu Lake, a nationally renowned and protected body of water. As such, production at these subsidiaries is subject to the Regulation of Jiangsu Province on Preventing Water Pollution in Taihu Lake, which became effective on June 5, 2008, and the Implementation Plan of Jiangsu Province on Comprehensive Treatment of Water Environment in Taihu Lake Basin, which was promulgated on February 25, 2009. As a result of these two new regulations, the environmental protection requirements imposed on nearby manufacturing projects, especially for new projects, have increased noticeably, and Jiangsu Province has stopped approving construction of new manufacturing projects that stand to increase the amount of nitrogen and phosphor released into Taihu Lake.

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

Income and VAT Taxes

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, namely CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Luoyang, and CSI Advanced, are governed by the new EIT Law, which became effective from January 1, 2008.

Under the new EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. There is a transition period for enterprises which had been given preferential tax treatment under the previous tax law. Enterprises that were subject to an enterprise income tax rate lower than 25% will see the new uniform enterprise income tax rate of 25% phased in over a five-year period from the effective date of the new EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires, subject to certain limitations. At the same time, the new EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

Our subsidiary CSI Solartronics has been recognized as a “new and high technology enterprise” and thus is entitled to a favorable 15% enterprise income tax rate, subject to renewal every three years. However, CSI Manufacturing currently enjoys a reduced enterprise income tax rate of 12.5% only until the end of 2009, when its tax holiday expires. CSI Cell and CSI Luoyang are also subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expire. CSI Advanced is exempt from tax this year and will be subject to an EIT rate of 12.5% until the end of 2012, at which time its tax holiday will expire as well. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly.

The new EIT Law also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, the term “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining a company’s de facto management bodies, which are applicable to us. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the new EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as to our global income.

Under the new EIT Law and implementing regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent such interest or dividends have their sources within the PRC. If our Canadian parent entity is deemed to be a PRC tax resident under the new EIT Law based on the location of our de facto management bodies, dividends distributed from our PRC subsidiaries to our Canadian parent entity could be exempt from Chinese dividend withholding tax. However, in that case dividends from us to our shareholders may be regarded as China-sourced income and, consequently, be subject to Chinese withholding tax at 10%, or at a lower treaty rate if one applies. Similarly, if we are considered a PRC tax resident, any gain realized by our shareholders from the transfer of our common shares is also subject to 10% PRC withholding income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether the dividends we pay with respect to our common shares or gains you may realize from the transfer of our common shares would be treated as income derived from sources within the PRC and subject to PRC tax.

Pursuant to a November 5, 2008 amendment to the Provisional Regulation of the PRC on Value Added Tax issued by the PRC State Council, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay value added tax, or VAT. Gross proceeds from sales and importation of goods and provision of services are generally subject to VAT at a rate of 17%, with exceptions for certain categories of goods that are taxed at a rate of 13%. When exporting goods, the exporter is entitled to a refund of a portion or all of the VAT that it has already paid or borne.

On December 15, 2008, the Ministry of Finance and the State Administration of Taxation jointly issued implementation rules for the VAT effective from January 1, 2009. Under the new rules, fixed assets (mainly including equipment and manufacturing facilities) are now eligible for credit for input VAT. Previously, the input VAT on fixed assets purchases had not been deductible from the current period’s output VAT derived from the sales of goods, but had to be included in the cost of the assets. The new rule permits this deduction except in the case of equipment purchased for non-taxable projects or tax-exempted projects where the deduction of input VAT is not allowed. As a result of the new VAT rules, our PRC subsidiaries may enjoy this benefit for future input VAT credit on our capital expenditure.

Under the former rules, equipment imported for qualified projects had been entitled to an import VAT exemption and domestic equipment purchased for qualified projects had been entitled to a VAT refund. However, such exemption and refund were both eliminated as of January 1, 2009.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	the Foreign Currency Administration Rules (1996), as amended; and

•	the Settlement, Sale and Payment of Foreign Exchange Administration Rules (1996), or the Settlement Rules.

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

Under the Settlement Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest, affiliation and the operation focus of each of our subsidiaries.

See “Item 4. Information on the Company — A. History and Development of the Company” for additional information on our corporate structure.

D.	Property, Plant and Equipment

The following is a summary of our properties, including information on our manufacturing facilities and office buildings:

•	CSI Manufacturing rents 22,908 square meters for manufacturing facilities in Suzhou in the Suzhou Export Processing Zone, including 14,238 square meters in Building A6 and 8,670 square meters in Building B10, under two leases effective from October 1, 2007 to September 30, 2010. We have the right to renew the leases with six months’ prior written notice if the terms we offer are not less favorable than terms offered by other prospective tenants.

•	CSI Technologies rents 2,000 square meters for manufacturing facilities and offices from CSI Advanced under a lease effective from December 1, 2008 to November 30, 2009.

•	CSI Advanced rents approximately 13,889 square meters for manufacturing facilities in Changshu under a lease effective from June 1, 2008 to May 31, 2009.

•	CSI Solartronics rents 1,955 square meters for manufacturing facilities in Suzhou under a lease effective from December 12, 2008 to December 11, 2009.

•	CSI Luoyang holds the land use rights certificate for a piece of land in Luoyang of approximately 35,345 square meters in size (Phase I), on which we have constructed a manufacturing facility for module manufacturing and an office building. The floor area of all workshops and office buildings in Phase I is approximately 6,761 square meters, with the housing ownership certificate granted in June 2008. In 2008, CSI Luoyang obtained the land use rights for an additional adjacent piece of land totaling approximately 79,685 square meters (Phase II), on which we are currently constructing wafer manufacturing facilities. The floor area for Phase II is 30,071 square meters, with the housing ownership certificate anticipated after successful testing upon its full completion.

•	CSI Cells holds the land use rights certificate for a piece of land in Suzhou of approximately 65,661 square meters in size. We completed the construction of our first solar cell manufacturing facilities in the first quarter of 2007. The Phase I manufacturing facility has a 14,093 square meter workshop and office building. Phase II cell manufacturing facilities with 28,917 square meters of workshops will be completed in 2009, with the housing ownership certificate anticipated upon passing the inspection required by law.

•	CSI Advanced holds the land use rights certificate for a piece of land in Changshu of approximately 40,000 square meters in size, on which we have built a module manufacturing facility of approximately

23,479 square meters. Production in this facility began in April 2008. The land use rights certificate of CSI Advanced involves a total land area of 40,000 square meters.

•	CSI Power holds the land use rights certificate for a piece of land in Changshu of 180,000 square meters, on which we built two module manufacturing facilities, three warehouses, and some other buildings of approximately 62,093 square meters. Production in this facility began in August 2008 and the central warehouse construction will be completed in late 2009. The land use rights certificate of CSI Power Phase I involves a total land area of 78,320 square meters. CSI Power’s further expansion of Phase II and III manufacturing facilities is still under design and planning stage for future needs.

We believe our current and planned facilities will meet our future needs and are consistent with our business plans.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.	Operating Results

The most significant factors that affect our financial performance and results of operations are:

•	government subsidies and availability of financing for solar projects;

•	industry and seasonal demand;

•	product pricing;

•	price of solar cells and wafers and silicon raw materials; and

•	foreign exchange.

Government Subsidies and Availability of Financing for Solar Projects

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives and financing for solar projects. The cost of constructing and operating a solar power system substantially exceeds the cost of purchasing power provided by the electric utility grid in many locations at the present time. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, Italy, South Korea, the United States, Japan and China, have provided subsidies and economic incentives to reduce dependency on conventional sources of energy. These have come in the form of rebates, tax credits, loan guarantees and other incentives to end users, distributors, system integrators and manufacturers of solar power products, to promote the use of solar energy in on-grid and, to a lesser extent, off-grid applications. The demand for our solar module products, in particular our standard solar modules, is affected significantly by these government subsidies and economic incentives. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Revision, reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products and our revenues, profits and margins to decline.”

Additionally, the current global economic crisis and limited availability of credit and liquidity could adversely impact our customers’ ability to finance the purchase of our products, or to construct solar power projects, and we may also face collection problems with customers facing credit challenges either internally or in the event their own customers or banking counterparties default, which would adversely affect our business and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand for solar products, hamper our expansion and materially affect our results of operations.”

In the past, we have been able to partially mitigate collection risk on accounts receivables through trade financing, accounts receivable insurance or security from the customer in the form of letters of credit or liens against project assets. There is no guarantee that we will be able to use any of these mechanisms in all cases. For example, deterioration of the credit markets could render our customers and their accounts ineligible for receivables insurance. In the event that our customers cancel their orders or are unable to obtain financing, we may not be able to recoup prepayments made to suppliers in connection with our customers’ orders, which could have an adverse impact on our financial condition and results of operations.

Industry and Seasonal Demand

Our business and revenue growth depends on demand for solar power. Although solar power technology has been used for several decades, the solar power market has grown significantly in the past several years. See “Item 4. Information on the Company — B. Business Overview” for a more detailed discussion on the factors driving the growth of the solar power industry and the challenges that it faces. In addition, industry demand is affected by seasonality. Demand tends to be lower in the winter, primarily because of adverse weather conditions, particularly in Germany, one of our key markets, which complicate the installation of solar power systems. For example, our sales to Germany slowed significantly in the fourth quarter of 2008 and the first quarter of 2009 due to such changes in seasonal demands, together with inventory clearing efforts by some solar module producers. However, the demand from other key markets may offset seasonal fluctuations from time to time. For instance, high fourth quarter 2007 and first quarter 2008 demand from Spain, a warm weather market, allowed us to achieve a record sales quarter, despite a slowdown in German sales. As governments around the world continue to approve subsidies that encourage the use of solar energy, we expect to be able to take advantage of the diversity of global markets to mitigate some of the effects of seasonality on our business results in the future.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.”

Product Pricing

We began selling our solar module products in March 2002 and all of our net revenues in 2002 and 2003 were generated from sales of specialty solar modules and products. We did not begin selling standard solar modules until 2004. By the end of 2004, the sale of standard solar modules represented 72.5% of our net revenues. In 2005 and 2006, that percentage increased to 76.9% and 96.8%, respectively, excluding silicon materials sales. In 2007, approximately 96.0% of our solar module product net revenues consisted of standard solar module sales. The remainder was primarily generated from sales of silicon materials. In 2008, approximately 98.2% of our solar module product net revenues consisted of standard solar module sales, with the remainder from sales of silicon materials.

Our standard solar modules are priced based on the number of watts of electricity that they can generate. The actual price per watt is affected by overall demand in the solar power industry. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our solar wafers, cells and silicon raw materials costs. During the first few years of our existence, the average selling prices for standard solar modules rose year-to-year across the industry, primarily because of high demand. Correspondingly, the average selling price of our standard solar module products increased from $3.62 per watt in 2004 to $3.92 per watt in 2005 and $3.97 per watt in 2006, before dropping slightly to $3.75 per watt in 2007 due to temporary industry over-supply. Following a peak in the third quarter of 2008, the industry average selling prices of solar modules declined sharply beginning from the fourth quarter of 2008, as market demand declined sharply and competition increased due to the worldwide credit crisis, greater maturity of markets and increased manufacturing output. The average selling price of our standard solar module products was $3.30 per watt in the fourth quarter of 2008.

Price of Solar Cells and Wafers and Silicon Raw Materials

We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component for making solar modules. Our solar cells are currently made from mono-crystalline wafers and multi-crystalline silicon wafers through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metallization. Solar wafers are the most important material for making solar cells. There is presently an oversupply of solar cells and wafers as a result of increased capacity and decreased demand in the solar market. This exposes us to inventory write-downs. We have been renegotiating our supply agreements in line with market pricing for raw materials, and we wrote down inventory in the fourth quarter of 2008. But if we are unable, on an ongoing basis, to continue to procure silicon, wafers and cells at prices that decline in line with panel pricing, our revenues and margins could be adversely impacted, either due to relatively high costs compared to competitors, further write-downs of inventory, or both, and our market share could decline if competitors are able to offer better pricing than we are.

Our flexible vertical integration strategy allows us to some extent to fall back on our internal ingot-to-wafer and wafer-to-cell manufacturing capacity in order to exert greater stability and control over costs of wafers and cells. This strategy can help to preserve our margins in a declining price environment. Currently, we secure a large percentage of our supply of solar wafers through purchasing, including tolling arrangements. We also purchase limited quantities of solar cells directly from our suppliers.

We believe that our current silicon raw material supply agreements combined with internal capacity and outsourcing arrangements will enable us to secure or manufacture solar cells and solar wafers sufficient for all of our estimated 2009 production output. We may still enter into long-term supply contracts and we plan to expand our in-house solar cell and wafer manufacturing capability. In the event of a future supply disruption or shortfall in silicon production, we cannot assure you that we will be able to secure sufficient quantities of solar wafers and cells and silicon raw materials to increase our revenues as planned.

Suppliers of solar wafers and cells and silicon raw materials have typically required customers to make prepayments well in advance of shipment. While we also sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers and cells and silicon raw materials and the time that our customers make prepayments to us. Although for the foreseeable future our supply contracts should not have prepayment terms, the purchase of solar wafers and cells and silicon raw materials through toll manufacturing arrangements has required, and will continue to require, us to make significant commitments of working capital beyond that generated from our cash flows from operations to support our estimated production output.

Foreign Exchange

We pay most of our expenses in Renminbi, which since July 2008 has fluctuated in tandem with the U.S. dollar, and in U.S. dollars. However, since 2007, most of our sales have been denominated in Euros. This creates a foreign exchange risk, which can impact our revenues and margins, in the event that the Euro depreciates against the U.S. dollar, as occurred in the second half of 2008. In 2008, we began to hedge our Euro exposure against the U.S. dollar using single put and call collars and forward contracts. We were able to mitigate a substantial portion, but not all, of our exchange rate losses for 2008 by hedging. We will continue to hedge our Euro exposure against the U.S. dollar in order to increase our foreign exchange visibility and limit losses. Also we expect our U.S. dollar-denominated sales to increase in 2009. Increasingly, however, banks are requiring collateral in order to enter into hedging contracts and expenses associated with purchasing currency options have increased. Coupled with increased volatility in the Euro-U.S. dollar exchange rate and decreased sales visibility due to the current market environment, the effectiveness of our hedging program may be compromised with respect to cost effectiveness, cash management, exchange rate visibility and downside protection.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

We generate revenues primarily from the sale of solar module products, consisting of standard solar module and specialty solar modules and products. Solar module products accounted for 87.6%, 96.0% and 98.2% of our net revenues in 2006, 2007 and 2008, respectively. Since 2007, the resale of silicon has accounted for a small percentage of our total revenue because the competition to obtain silicon materials was much greater than in 2006. Since the fourth quarter of 2008, the solar industry has experienced an oversupply of silicon, and we believe that revenues from the resale of silicon materials in 2009 will be very small. In 2008, we had very limited wafer-to-module and cell-to-module tolling businesses, which entailed customers supplying solar wafers and/or solar cells to us, which we then fashioned into solar modules in our facilities while charging a tolling fee to cover additional materials costs and generate revenue. Going forward, we believe that revenues from our tolling business will be insignificant compared to our overall net revenues. We are looking into providing those of our customers who sell solar systems with value-added services, including project finance, engineering, procurement, and construction contracting, and investment activities. We believe this will help to improve our solar module market penetration in the future. The main factors affecting our net revenues include average selling prices per watt and unit volume shipped, which depend on product supply and demand. Our net revenues are net of business tax, value-added tax and returns and exchanges.

A small number of customers have historically accounted for a major portion of our net revenues. In 2006, 2007 and 2008, our top five customers during those periods collectively accounted for approximately 53.5%, 78.8% and 52.6%, respectively, of our net revenues, and sales to our largest customer in those years accounted for 14.3%, 21.1% and 14.7% respectively. Four of our largest customers in 2007 continue to be four of our five largest customers in 2008. Changes in our product mix and strategic marketing decisions have resulted in changes in our market concentration from year to year. The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic location for the periods indicated:

	Years Ended December 31,
	2006			2007		2008
	Total Net			Total Net		Total Net
Region	Revenues		%	Revenues	%	Revenues	%
	(In thousands of US$, except for percentages)

Europe	$51,981		76.2	$286,588	94.7	$631,147	89.5
Asia	14,200	(1)	20.8	13,605	4.5	41,571	5.9
America	2,031		3.0	2,605	0.8	32,288	4.6

Total net revenues	$68,212		100	$302,798	100	$705,006	100

(1)	$8.3 million of this amount was generated from a one-time silicon materials sale that took place in the fourth quarter of 2006.

Cost of Revenues

Our cost of revenues consists primarily of the costs of:

•	solar grade silicon materials;

•	solar wafers;

•	materials used in solar cell production, such as metallic pastes;

•	solar cells;

•	other materials for the production of solar modules such as glass, aluminum frames, EVA and polymer backsheets;

•	production labor, including salaries and benefits for manufacturing personnel;

•	warranty costs;

•	overhead, including utilities, production equipment maintenance, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products;

•	depreciation and amortization of manufacturing equipment and facilities, which have increased due to capacity expansion and which are expected to increase as we continue to expand our manufacturing capabilities and to construct additional facilities; and

•	inventory write-downs.

Solar wafers and cells make up the major portion of our cost of revenues. Where we manufacture solar cells in our own manufacturing facility, the cost of the solar cells consists of: (i) the costs of purchasing solar wafers, (ii) labor costs incurred in manufacturing solar cells, (iii) the costs of other materials and utilities we use for manufacturing the solar cells and (iv) depreciation charges incurred for our solar cell manufacturing facility, equipment and building. In August 2008, we completed the first phase of our production facilities for ingot growth and wafer cutting in Luoyang and subsequently started to produce our own wafers made from either UMgSi or high purity silicon feedstock. We manufacture both monocrystalline and polycrystalline wafers to supply our own solar cell manufacturing facility to manufacture UMgSi cells for e-Modules and regular cells. However, we purchase some of the solar wafers and cells that we need directly from wafer and cell suppliers, as our internal wafer and cell production capacity is not sufficient to meet all of our needs.

We also obtain some of our solar wafers and cells through toll manufacturing arrangements, under which we source and provide silicon feedstock to suppliers of ingots, wafers and cells. These suppliers convert these silicon raw materials into the solar wafers and cells that we use for our production of solar modules. The costs of solar wafers and cells that we obtain through these toll manufacturing arrangements comprise: (i) costs of purchasing the silicon feedstock, (ii) labor costs incurred in inventory management, (iii) labor costs incurred in blending the silicon feedstock as part of our silicon feedstock blending program, and (iv) tolling fees charged by our suppliers under the tolling arrangements. The payments we make to our suppliers for the solar wafers and cells and the payment our suppliers make to us for the silicon feedstock that we source are generally settled separately under these tolling arrangements. We do not include payments we receive for providing silicon feedstock as part of these toll manufacturing arrangements in our net revenues.

Our cost of revenues also includes warranty costs. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects and may, depending on the characteristics of the product, contain a limited warranty of up to ten years against declines of the minimum power generation capacity specified at the time of delivery.

Our cost of revenues has historically increased as we increased our net revenues. However, in late 2008, as a result of the global financial crisis, the demand for solar modules and the related cost of silicon materials and solar wafers and cells both decreased sharply. As a result, as of December 31, 2008, we had to make a significant write-down of our previously acquired inventories to market value. This write-down amounted to $23.3 million and was included in our cost of revenue for 2008. We have made good progress to date in obtaining price adjustments under existing supply agreements with certain of our suppliers.

Gross Profit/Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our products, our product mix and our ability to cost-effectively manage our supply chain.

Our gross margin decreased from 18.0% in 2006 to 7.9% in 2007 but increased to 10.1% in 2008. The decrease from 2006 to 2007 was due primarily to the growth of our standard solar module products business. The decrease in gross margin was also attributable to the higher costs of solar cells and silicon materials and the reduced proportion of reclaimable silicon in relation to raw silicon as we continued to grow. The decrease was also attributable to a decrease in average selling prices for standard solar modules in the fourth quarter of 2006 and the first quarter of 2007 as a result of lower-than-anticipated market demand at that time. The increase in our gross margin from 2007 to 2008 was attributable to higher prices for standard solar modules in the first three quarters of 2008, coupled with a favorable Euro to U.S. dollar exchange rate over the same period. In the fourth quarter of 2008, module prices and our margins decreased due to a dramatic decrease in demand and an unfavorable Euro to U.S. dollar exchange rate.

We believe that we will face severe margin compression in the sale of standard solar modules in the first half of 2009 compared to 2008. We do not expect the market demand for standard solar modules to recover in the first half of 2009, as many of our customers have to dispose of their inventories of standard solar modules purchased in 2008 before they will make further purchases. Also, it will be more difficult for them to obtain financing for solar systems. On the other hand, we also believe that we may be able to mitigate some of this compression through lower raw materials costs, cost savings through research and development and increased production of our in-house ingot-to-wafer and wafer-to-cell manufacturing capacity.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses. Our operating expenses have increased in recent years as our business has grown. We expect this trend to continue as our net revenues grow in the future.

Selling Expenses

Selling expenses consist primarily of salaries, transportation and customs expenses for delivery of our products, sales commissions for sales agents, advertising, promotional and trade show expenses and other sales and marketing expenses. Since the second quarter of 2006, selling expenses have included share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel. As we expand our business, we will increase our sales and marketing efforts and target companies in selected industry sectors in response to evolving industry trends. We expect our selling expenses to increase in the near term as we increase our sales volume, hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of building a leading global brand. However, assuming our net revenues increase at the rate we expect, over time, we anticipate that our non-transportation selling expenses will decrease as a percentage of our net revenues while our transportation and customs expenses will increase alongside net revenues due to cost, insurance and freight terms requested by our customers.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, insurance fees and provisions for doubtful debts. Since the second quarter of 2006, our general and administrative expenses have included share-based compensation expenses for options and restricted shares granted to our general and administrative personnel, directors and consultants. We expect our general and administrative expense to increase as we hire additional personnel, upgrade our information technology infrastructure and incur expenses necessary to fund the anticipated growth of our business. We also expect general and administrative expenses to increase in order to support our operations as a U.S. listed company, including compliance-related costs. However, assuming our net revenues increase at our anticipated rate, we expect that our general and administrative expenses will decrease as a percentage of our net revenues.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. Since the second quarter of 2006, our research and development activities have included share-based compensation expenses for options and restricted shares granted to our research and development employees. We expense our research and development costs as incurred. To date, our research and development expenses have been minor. They are primarily related to our continuous efforts to improve our solar cell and module manufacturing processes and are not separated from our cost of revenues.

We expect to devote more efforts to research and development in the future and expect that our research and development expenses will increase as we hire additional research and development personnel, expand and promote innovation in our products portfolio, and devote more resources towards using new technologies and alternative materials to grow ingots, cut wafers and manufacture solar cells.

Share-based Compensation Expenses

Under our 2006 share incentive plan, we have granted and have outstanding a total of 1,380,523 options to purchase our common shares and 58,250 restricted shares as of December 31, 2008. For a description of the options and restricted shares granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share-based Remuneration — 2006 Share Incentive Plan.” Under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123R, we are required to recognize share-based compensation to employees as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

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

For the year ended December 31, 2008, we recorded share-based compensation expenses of approximately $9.1 million, compared to the similar amount of approximately $9.1 million in 2007. We have categorized these share-based compensation expenses in our (i) cost of revenues, (ii) selling expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the job functions of the grantees to whom we granted the options or restricted shares. The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2006		2007		2008
	(In thousands of US$, except for percentages)

Share-based compensation expenses included in:
Cost of revenues	$169	2.8%	$274	3.0%	$350	3.8%
Selling expenses	1,945	31.7	2,287	25.1	1,060	11.7
General and administrative expenses	3,942	64.1	6,277	69.0	7,306	80.3
Research and development expenses	89	1.4	264	2.9	386	4.2

Total share-based compensation expenses	$6,145	100.0%	$9,102	100.0%	$9,102	100.0%

We expect to incur additional share-based compensation as we expand our operations. For example, we anticipate that selling expenses will increase as we hire additional sales personnel to further expand our worldwide marketing activities in line with the expected growth of our operations.

Interest Expenses

Interest expenses consist primarily of interest expenses with respect to our short- and medium-term loans from Chinese commercial banks, non-cash charges on the convertible notes that we issued in 2006 to HSBC HAV2 (III) Limited, or HSBC, and JAFCO Asia Technology Fund II, or JAFCO, all of which were converted into common shares that same year, and the convertible notes we issued in 2007 privately to qualified institutional investors. Offering costs incurred for the issuance of the notes issued in 2007 amounted to $3,351,634, which were deferred and are being amortized through interest expense over the period from December 10, 2007, the date of issuance, to December 24, 2012, the earliest redemption date, using the effective interest rate method. Amortization expenses of $55,861 and $243,729 have been recorded for the years ended December 31, 2007 and 2008, respectively.

As a result of our offer on May 27, 2008 to increase the conversion rate of our 6% senior convertible notes, we announced an increased conversion rate of 53.6061 in accordance with the terms of the conversion offer and issued 3,966,841 common shares in exchange for $74 million in principal amount of the notes on June 27, 2008. We undertook this conversion offer in order to save interest costs and decrease our debt to equity ratio. Upon conversion, we saved a half year’s coupon interest on the $74 million of notes that were converted pursuant to the offer. In addition, $3.0 million in unamortized debt issuance costs for the notes were reclassified to common shares.

Gain on Foreign Currency Derivative Assets

The gain on foreign currency derivative assets in our 2008 financial statements is associated with economic hedging of the Euro against the U.S. dollar. Anticipating depreciation of the Euro against the U.S. dollar, we entered into a total of €103 million of collar transactions with a single put and call option with an investment bank, with settlement dates ranging from the fourth quarter of 2008 to the first quarter of 2009. The hedging policy was later expanded by the board and we entered into a total of €70 million of call forward contracts with an investment bank for settlement in the first half of 2009. During the year, the gain on these foreign currency derivatives amounted to $14.5 million and was recognized in the profit and loss account, while $7.0 million was recorded as a foreign currency derivative asset on the balance sheet as of December 31, 2008.

Debt Conversion Inducement Expenses

We recorded $10.2 million of debt conversion inducement expenses for the year ended December 31, 2008 related to the conversion offer we made to the holders of our 6% senior convertible notes to induce those holders to convert their notes into common shares.

Foreign Exchange Gain (Loss)

We recorded a net currency exchange loss of $20.1 million for the year ended December 31, 2008, as compared to a net currency exchange gain of $2.7 million for the year ended December 31, 2007, due to the depreciation of the Euro in relation to the U.S. dollar since the first quarter of 2008. Our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.

Income Tax Expense

We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax asset will be realized.

We are governed by the CBCA, a federal statute of Canada, are registered to carry on business in Ontario and are subject to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rates were 36.12%, 36.12% and 33.50% for the years ended 2006, 2007 and 2008, respectively.

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, namely CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Luoyang, and CSI Advanced, are subject to taxation in China. Our subsidiary CSI Solartronics has been recognized as a “new and high technology enterprise” and thus is entitled to a favorable 15% enterprise income tax rate, subject to renewal every three years. However, CSI Manufacturing currently enjoys a reduced enterprise income tax rate of 12.5% only until the end of 2009, when its tax holiday expires. CSI Cells and CSI Luoyang are also subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expire. CSI Advanced is exempt from tax this year and will be subject to an EIT rate of 12.5% until the end of 2012, at which time its tax holiday will expire as well. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly.

The new EIT Law also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, the term “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining a company’s de facto management bodies. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the new EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as to our global income.

Under the new EIT Law and implementing regulations issued by the State Council, PRC withholding tax at the rate of 10% is generally applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider undistributed earnings of our PRC subsidiaries of approximately $49.3 million at December 31, 2008 to be indefinitely reinvested in China, and consequently we have made no provision for withholding taxes for those amounts.

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

Revenue Recognition

Sales of modules and silicon material are recorded when products are delivered and title has passed to the customers. We only recognize revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of our contracts provide that products are shipped under free on board (FOB), ex-works, or cost, insurance and freight (CIF) contractual terms. Under free on board (FOB) terms, we fulfill our obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. Under ex-works terms, we fulfill our obligation to deliver when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in taking the goods from our premises to the desired destination. Under cost, insurance and freight (CIF) terms, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail in the port of shipment. Sales are recorded when the risk of loss or damage is transferred from us to the customers.

We enter into toll manufacturing arrangements in which we receive wafers and returns finished modules. We recognize a service fee as revenue when the processed modules are delivered.

Warranty Cost

Our solar modules and products are typically sold with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We have the right to repair or replace solar modules, at our option, under the terms of the warranty policy. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2006, 2007 and 2008, respectively.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. As of December 31, 2007 and 2008, allowance for doubtful accounts in the amounts of $376,178 and $5,605,983, respectively, were made for certain specific customers for whom the management expected a credit risk on the collection of accounts receivable balances. With respect to advances to suppliers, our suppliers are primarily suppliers of solar cells, solar wafers and silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintained a reserve for potential credit losses for advance to suppliers as of December 31, 2007 and 2008 amounting to nil and $2,341,685, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials, and where applicable, direct labor costs, tolling costs and any overhead that we incur in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand. The write-down of inventories were $274,947, $482,544 and $23,784,578 for the years ended December 31, 2006, 2007 and 2008, respectively. The decrease in inventories reserves in 2008 was a result of a write-down of inventory following the sharp fall in the market value of silicon materials in the fourth quarter.

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

For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) transfer to the third-party manufacturer, we are constructively obligated, through raw materials sales contracts and processed inventory purchase contracts which have been entered into simultaneously with the third-party manufacturers, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in physical possession of the third-party manufacturer and cash is received, which is classified as advances from customers on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayment for repurchase of the processed inventory are classified as advances to suppliers on the balance sheet. There is no right of offset for these arrangements and accordingly, advances from customers and advances to suppliers remain on the balance sheet until the processed inventory is repurchased.

Fair value of derivative and financial instruments

The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since the contracts were entered into with floating market interest rates.

The carrying amount of our outstanding convertible notes as of December 31, 2008 was $1.0 million. The estimated fair value of those notes was $0.8 million as of December 31, 2008. We did not compute the fair value of our $3.0 million investment in Jaco Corporation Ltd. (as of December 31, 2008) as it was impracticable to do so without incurring significant cost.

Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

We entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the statement of operations. We recorded gain on foreign currency derivative contracts of $nil, $nil and $14,454,814 for the years ended December 31, 2006, 2007 and 2008, respectively.

Changes to any of the assumptions used in the valuation model could materially impact the valuation results. A more detailed discussion on fair value calculations is reflected in Note 6 to our consolidated financial statements included elsewhere in this annual report.

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

The Financial Accounting Standard Board, or FASB, issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN 48 on January 1, 2007 and recognized a $612,199 increase in the liability for uncertain tax positions, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Share-based compensation

We account for share-based compensation in accordance with SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. SFAS 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Our option plans are described more fully in Note 18 to our consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (revised 2007), Business Combination, or SFAS 141R, to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. The adoption of SFAS 141R will change our accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

On April 1, 2009, the FASB issued FASB Staff Position No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, or FSP 141(R)-1, which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or SFAS 160, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS 160 will have an impact on the consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157, or FSP 157-2. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, we will adopt SFAS 157 for our nonfinancial assets and nonfinancial liabilities beginning with the first interim period of our fiscal year 2009. We do not expect that the adoption of SFAS 157 for our nonfinancial assets and nonfinancial liabilities will have a material impact on our financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, or FSP 157-3. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. We do not expect the adoption of FSP 157-3 to have a material impact on our consolidated financial statements or the fair values of our financial assets and liabilities.

On April 9, 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. We do not expect the adoption of FSP 157-4 to have a material impact on the consolidated financial statements or the fair values of its financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities (“SFAS 161”), an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 does not change the accounting treatment for derivative instruments but will impact our disclosures related to derivative instruments and hedging activities effective from January 1, 2009.

In April 2008, the FASB issued FSP FAS 142-3, Determining the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect that the adoption of FSP 142-3 will have a material impact on the consolidated financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for us beginning in the first quarter of fiscal year 2009. The convertible notes issued in December 2007 may be settled in cash upon conversion under the original contract terms. The cumulative effect of implementing FSP APB 14-1 will be an increase of $100.4 million in common shares, a decrease in additional paid-in capital of $102.2 million and an increase in retained earnings of $1.9 million as of December 31, 2008.

At its June 25, 2008 meeting, the FASB ratified the consensus reached in the Emerging Issues Task Force (“EITF”) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. We are currently evaluating the impact of this statement on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We do not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on the consolidated financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2006		2007		2008
	(In thousands of US$, except percentages)

Net revenues	$68,212	100%	$302,798	100%	$705,006	100%
Cost of revenues	55,872	81.9	279,022	92.1	633,998	89.9
Gross profit	12,340	18.1	23,776	7.9	71,008	10.1
Operating expenses
Selling expenses	2,909	4.3	7,531	2.5	10,608	1.5
General and administrative expenses	7,923	11.6	17,204	5.7	34,510	4.9
Research and development expenses	398	0.6	998	0.3	1,825	0.3
Total operating expenses	11,230	16.5	25,733	8.5	46,943	6.7
Income (loss) from operations	1,110	1.6	(1,957)	(0.7)	24,065	3.4
Other income (expenses)	—	—	—	—	—	—
Interest expenses	(2,194)	(3.2)	(2,367)	(0.8)	(11,266)	(1.6)
Interest income	363	0.5	562	0.2	3,531	0.5
Loss on change in fair value of derivatives related to convertible notes	(8,187)	(12.0)	—	—	—	—
Gain on foreign currency derivative assets	—	—	—	—	14,455	2.0
Debt conversion inducement expenses	—	—	—	—	(10,170)	(1.4)
Foreign exchange gain (loss)	(481)	(0.7)	2,689	0.9	(20,087)	(2.8)
Other net	391	0.6	679	0.2	—	—
Income (loss) before taxes	(8,998)	(13.2)	(394)	(0.2)	528	0.1
Income tax benefit (expense)	(432)	(0.6)	184	0.1	(9,916)	(1.4)
Net income (loss)	$(9,430)	(13.8)	$(210)	(0.1)	$(9,388)	(1.3)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues.  Our total net revenues increased 133% from $302.8 million for the year ended December 31, 2007 to $705.0 million for the year ended December 31, 2008. The increase in net revenues was primarily due to increases in the sales of our solar module products, from $282.4 million for the year ended December 31, 2007 to $692.3 million for the year ended December 31, 2008.

The volume of our solar module products sold increased from 83.4 MW for the year ended December 31, 2007 to 166.5 MW for the year ended December 31, 2008. The significant increase in the volume of our solar module products sold was attributable to strong demand from Spain and Germany, the two largest markets. Some of the demand from Spain have been accelerated to qualify for a government incentive program that was scheduled to expire on September 30, 2008. In addition, the average selling price of standard solar modules also increased from $3.75 per watt in 2007 to $4.23 per watt in 2008.

Cost of Revenues.  Our cost of revenues increased from $279.0 million in 2007 to $634.0 million in 2008. The increase in our cost of revenues was due primarily to the increase in the volume of our sales of solar module products. As a percentage of our total net revenues, cost of revenues decreased from 92.1% for the year ended December 31, 2007 to 89.9% for the year ended December 31, 2008.

Gross Profit.  As a result of the foregoing, our gross profit increased from $23.8 million for the year ended December 31, 2007 to $71.0 million for the year ended December 31, 2008. Our gross margin increased from 7.9% for the year ended December 31, 2007 to 10.1% for the year ended December 31, 2008. We achieved gross margins in excess of 15% for each of the first three quarters, but the inventory write-down and sales price reductions in the fourth quarter brought our gross margin for the entire year back down to 10.1%.

Operating Expenses.  Our operating expenses increased by 81.8% from $25.8 million for the year ended December 31, 2007 to $46.9 million for the year ended December 31, 2008. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses, in line with our increased sales volume. The general and administrative expenses included a $7.4 million allowance for doubtful accounts. Operating expenses as a percentage of our total net revenues decreased from 8.5% for the year ended December 31, 2007 to 6.7% for the year ended December 31, 2008.

Selling Expenses.  Our selling expenses increased from $7.5 million for the year ended December 31, 2007 to $10.6 million for the year ended December 31, 2008. Selling expenses as a percentage of our total net revenues decreased from 2.5% for the year ended December 31, 2007 to 1.5% for the year ended December 31, 2008. The increase in our selling expenses was due primarily to increases in freight charges, advertising and promotion expenses and sales commissions.

General and Administrative Expenses.  Our general and administrative expenses increased by 100.6% from $17.2 million for the year ended December 31, 2007 to $34.5 million for the year ended December 31, 2008, primarily due to a significant increase in allowance for doubtful accounts, an increase in head count, depreciation and professional fees. As a percentage of our total net revenues, general and administrative expenses decreased from 5.7% for 2007 to 4.9% for 2008. The general and administrative expenses included a $7.4 million allowance for doubtful accounts as of December 31, 2008, as compared to $0.5 million as of December 31, 2007.

Research and Development Expenses.  Our research and development expenses increased from $1.0 million for the year ended December 31, 2007 to $1.8 million for the year ended December 31, 2008, due to increased efforts in the development of new products. We expect our expenditures for research and development efforts to increase significantly in 2009 as we have set up a solar cell research laboratory where we will undertake technology development related to future product offerings.

Interest Expenses.  Our interest expenses increased from $2.4 million for the year ended December 31, 2007 to $11.3 million for the year ended December 31, 2008. The interest expenses for the year ended December 31, 2008 were in connection with short and long-term bank loans, interest and amortization of issuance cost on our convertible notes and interest on a short-term loan from Dr. Shawn Qu. We believe that we will continue to enter into new commercial bank loans to further expand our business in 2009, and we expect that our interest expenses will increase as a result.

Gain On Foreign Currency Derivative Assets.  We recorded a gain on foreign currency derivative assets of $14.5 million for the year ended December 31, 2008 compared to nil for the year ended December 31, 2007. This represented a gain on the hedge that we established on our Euro accounts receivable by means of foreign currency collars and forward contracts. The loss against which this gain served as a hedge is recorded under Foreign exchange gain (loss).

Debt Conversion Inducement Expenses We recorded $10.2 million of debt conversion inducement expenses for the year ended December 31, 2008 related to the conversion offer we made to the holders of our 6% Senior Convertible Notes to induce those holders to convert their notes into common shares.

Foreign Exchange Gain (Loss).  We recorded a net currency exchange loss of $20.1 million for the year ended December 31, 2008, as compared to a net currency exchange gain of $2.7 million for the year ended December 31, 2007, due to the depreciation of the Euro in relation to the U.S. dollar and our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.

Income Tax Benefit (Expense).  Our income tax expense was $9.9 million for the year ended December 31, 2008, as compared to a benefit of $0.2 million for the year ended December 31, 2007, in part due to a significant increase in unrecognized tax benefits under FIN 48, relating to transfer pricing.

Net Loss.  As a result of the cumulative effect of the above factors, we recorded a $9.4 million net loss for the year ended December 31, 2008, as compared to a $0.2 million net loss for the year ended December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues.  Our total net revenues increased 344% from $68.2 million for the year ended December 31, 2006 to $302.8 million for the year ended December 31, 2007. The significant increase in net revenues was primarily generated from the sale of our solar module products from $59.8 million for the year ended December 31, 2006 to $282 million for the year ended December 31, 2007. As a percentage of total revenues, solar module product sales increased from 88% to 93%, with remaining revenue figures attributable to OEM/tolling and third-party silicon material sales.

The volume of our solar module products sold increased from 14.9 MW for the year ended December 31, 2006 to 83.4 MW for the year ended December 31, 2007. The significant increase in the volume of our solar module products sold was driven by several factors, including favorable incentive programs that stimulated demand for our products in our main target markets of Germany, Spain and Italy, establishment of customer relationships with several large solar integrators in our target markets and an increase in module production capacity to fulfill this demand.

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

Foreign Exchange Gain (Loss).  We recorded a net currency exchange gain of $2.7 million for the year ended December 31, 2007, as compared to a net currency exchange loss of $0.5 million for the year ended December 31, 2006 due to the appreciation of the Euro against the U.S. dollar. Our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.

Income Tax Benefit (Expense).  Our income tax expense was $0.4 million for the year ended December 31, 2006, as compared to a gain of $0.2 million for the year ended December 31, 2007, in part due to the tax benefit from the amortization of an increase in deferred tax assets associated with expenses related to our initial public offering and convertible note offering in December 2007, based on Canadian tax regulations.

Net Loss.  As a result of the cumulative effect of the above factors, we recorded net loss of $0.2 million for the year ended December 31, 2007, as compared to a $9.4 million net loss for the year ended December 31, 2006.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In 2008, we financed our operations primarily through cash flows from operations, short and long-term borrowings, and the proceeds from our follow-on public offering of common shares. As of December 31, 2008, we had $115.7 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are outstanding and placed with banks and other financial institutions.

In December 2007, we issued $75.0 million principal amount of 6.0% Convertible Senior Notes due 2017 in a private placement pursuant to Rule 144A of the Securities Act. The notes bear interest at a rate of 6% per annum. The notes are convertible into common shares based on an initial conversion rate of 50.6073 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $19.76 per common share). The notes may be converted at any time prior to the close of business on the business day immediately preceding the stated maturity date. We may redeem the notes on or after December 24, 2012 at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date (i) in whole or in part, if the closing price for our common shares exceeds 130% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the notice of redemption, or (ii) in whole only, if at least 95% of the initial aggregate principal amount of the notes originally issued have been redeemed, converted or repurchased and, in each case, cancelled. Noteholders may require us to repurchase the notes for cash on December 24, 2012 and December 15, 2014 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, we are required to make an offer to purchase the notes for cash upon a “change in control” at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date.

On May 27, 2008, we announced the commencement of an offer to noteholders of our 6.0% Convertible Senior Notes due 2017 to convert their notes into our common shares. The conversion offer was intended to reduce our ongoing fixed interest obligations and to improve the trading liquidity of our common shares by increasing the number of outstanding shares available for trading. On June 27, 2008, we announced the close of the offer at a conversion rate of 53.6061 per $1,000 principal amount of notes and issued 3,966,841 common shares in exchange for $74.0 million in principal amount of the notes. The induced conversion resulted in a charge to earnings of $10.2 million, which was equal to the fair value of all common shares and cash consideration transferred in the transaction in excess of the fair value of the common shares issuable pursuant to the original conversion terms. In addition, upon conversion $3.0 million unamortized debt issuance costs were reclassified to common shares. Only $1.0 million in principal amount of the convertible senior notes remains outstanding.

For additional information on past convertible note issuances, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Issuance, Sale and Conversion of Convertible Notes.”

In July 2008, we issued and sold 3,500,000 common shares in a follow-on public offering at a price to the public of $34.00 per common share. We received proceeds of $112.8 million from the offering.

We have significant working capital requirements because our suppliers of solar wafers, cells and silicon raw materials typically require us to make prepayments of 100% of the purchase price in cash or pay the purchase price by letters of credit at sight. During 2008, in a long-term supply contract, customary with the current industry practice, we were further required to make large prepayments of between 3% to 8% of the total contract amount in cash to our supplier in advance of the planned delivery with the prepayments being proportionally off-set against deliveries from the supplier during the contract term or off-set against the last delivery under the supply contract. Due to these industry practices, working capital and access to financings to allow for the purchase of silicon feedstock are critical to growing our business. Total advances to suppliers, including both short-term and long-term advances, increased significantly from $32.8 million as of December 31, 2007 to $67.7 million as of December 31, 2008. While we also require some of our customers to make prepayments, there is typically a lag between the time of our prepayment for solar wafers and cells and silicon raw materials and the time that our customers make prepayments to us.

We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments in cash between 10% to 30% of the purchase price from some of our customers, and require many of them to pay the balance of the purchase price by letters of credit at sight or 30 days usance prior to delivery. In some cases, we extend short-term credit to customers after delivery. The prepayments are recorded as current liabilities under advances from customers, and amounted to $3.2 million as of December 31, 2006, $2.0 million as of December 31, 2007 and $3.6 million as of December 31, 2008. Until the letters of credit are drawn in accordance with their terms, or we collect sales credit, the balance of the purchase price is recorded as accounts receivable. As the market demand changes and we continue to diversify our geographical markets, we have increased and may continue to increase credit term sales to creditworthy customers after careful review of the customers’ credit standings and also acceptance of export credit insurance by the China Export Credit Insurance Corporation. Inventories have increased significantly due to the rapid growth of our operations and business. We kept a high level of inventories in order to meet the sales we had forecast for the fourth quarter of 2008, but many of the sales we had anticipated were cancelled and the materials purchased or goods manufactured remained in inventory. Allowance for doubtful accounts for accounts receivable and advances to suppliers was $0.4 million as of December 31, 2007 and $7.9 million as of December 31, 2008. The increase in allowance for doubtful accounts for accounts receivable and advances is primarily due to specific allowances that were made for major customers and suppliers from whom recoverability is in doubt because they had defaulted on payment and had no firm repayment schedule or collateral.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31
	2006	2007	2008
	(In thousands of US$)

Net cash provided by (used in) operating activities	$(46,276)	$(80,224)	$3,193
Net cash used in investing activities	(7,770)	(42,483)	(125,762)
Net cash provided by financing activities	88,307	124,828	201,356
Net increase (decrease) in cash and cash equivalents	34,631	(3,244)	77,994
Cash and cash equivalents at the beginning of the year	6,280	40,911	37,667
Cash and cash equivalents at the end of the year	$40,911	$37,667	$115,661

Operating Activities

Net cash used in operating activities of $80.2 million in 2007 changed sharply to net cash provided by operating activities of $3.2 million in 2008, due in part to a decrease in accounts receivable, cash received from derivative assets and an increase in accounts payable, partially offset by increases in advances to suppliers, inventories and prepayment of land use rights. Net cash used in operating activities increased from $46.3 million in 2006 to $80.2 million in 2007, primarily due to increases in advance payments to suppliers of solar wafers as well as the rapid growth of our solar module operation and business.

Investing Activities

Net cash used in investing activities increased from $42.5 million in 2007 to $125.8 million in 2008, primarily due to our expansion of ingot, wafer and module production capacity and acquisition of equity investments. Net cash used in investing activities increased from $7.8 million in 2006 to $42.5 million in 2007, primarily due to our expansion of module production capacity and our expansion into internal solar cell manufacturing, a higher capital expenditure business.

Financing Activities

Net cash provided by financing activities increased from $124.8 million in 2007 to $201.4 million in 2008, primarily as a result of proceeds from our follow-on public offering of common shares in July 2008 and from long and short-term bank borrowings. Net cash provided by financing activities increased from $88.3 million in 2006 to $124.8 million in 2007, primarily as a result of the proceeds from our issuance of $75.0 million principal amount convertible notes in December 2007 and short-term borrowings.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and planned commercial bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the rest of 2009 under our current market guidance. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may also be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or availability to additional capital via bank borrowings are insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $7.1 million, $42.0 million and $104.8 million in 2006, 2007 and 2008, respectively. Our capital expenditures were used primarily to expand our facilities and purchase equipment for the expansion of our assembly lines for the production of solar modules and to build facilities and purchase equipment for the commencement of solar ingot and wafer production and the further expansion of our solar cell production. For 2009, we have a total capital commitment of $55.7 million.

Restricted Net Assets

Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves which include a general reserve and a staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by our board of directors. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $51.6 million, $82.4 million and $178.3 million as of December 31, 2006, 2007 and 2008, respectively.

C.	Research and Development

We significantly expanded our research and development activities in 2008. We opened two new research and development centers with state-of-the-art equipment during the year, our solar cell research center and our photovoltaic reliability testing center. The solar cell research center is focused on the development of new high efficiency solar cells and low cost, high efficiency cell technology. The photovoltaic reliability testing center is focused on PV module and components testing and qualification as well as performance and reliability testing, tracking and analysis. As of December 31, 2008, we had approximately 36 employees in research, product development and engineering.

Our research and development activities have generally emphasized the following areas:

•	developing new methods and equipment for analysis and quality control of incoming materials (such as polysilicon/solar grade UMgSi silicon, wafers and cells);

•	developing new technologies in ingot growth, wafer cutting, cell processing and module manufacturing that make use of low-cost alternative silicon materials such as solar grade silicon;

•	improving the conversion efficiency of solar cells and developing new cell structures and technologies for high conversion efficiency;

•	improving manufacturing yield and reliability of solar modules and reducing manufacturing costs;

•	testing, data tracking and analysis for module performance and reliability;

•	designing and developing more efficient specialty solar modules and products to meet customer requirements; and

•	silicon reclamation technologies which allow the manufacturing of solar cells using low-cost silicon feedstock.

Our research and development team, led by Dr. Shawn Qu, our founder, chairman, president and chief executive officer, Mr. Genmao Chen, our director of research and development, Dr. Lingjun Zhang, our general manager of CSI Cells, and Mr. Chengbai Zhou, our principal technical fellow for solar modules, has extensive experience in the solar power industry. Our research and development team works closely with our manufacturing team and our suppliers, partners and our customers. We have also established collaborative research and development relationships with a number of companies, universities and research institutes, including DuPont, Shanghai Jiaotong University and the University of Toronto.

Going forward, we will focus on the following research and development initiatives that we believe will enhance our competitiveness:

Solar grade silicon materials technologies and high efficiency cell technologies. We began the mass production of solar grade silicon crystalline modules, namely e-Modules, in April 2008, and have been working on improving new technologies in ingot, wafer, cell and module manufacturing using solar grade silicon. We made significant progress in this area recently, and the production average efficiency for solar grade crystalline cell has increased to 15.0% as of the second quarter of 2009 from 13.3% as of mid-2008. With our continuous efforts in optimization of solar grade silicon material preparation, ingot growth and wafer cutting, as well as cell processing, we anticipate additional increases in our solar grade silicon cell efficiency, and expect that with our new solar grade silicon cell design, our solar grade silicon cell could reach conversion efficiency close to the conventional multi-crystalline cells in the future. Meanwhile, by using our advanced solar cell pilot line and cell analysis equipments, we are working to improve regular polysilicon cell efficiency, production yield and develop new high efficiency cell structures.

Solar module manufacturing technologies.  With the opening of our Photovoltaic Reliability Testing Center, we intend to focus on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency, performance and durability.

Product development of specialty solar modules and products.  We are expanding our product development capabilities for specialty solar modules and products to position ourselves for the expected growth in this area of the solar power market. For example, we are collaborating with a research institute in China to develop a concentrator module technology and a glass curtain wall company based in China to develop BIPV technology. In 2008, we completed a BIPV project in our Luoyang plant. We also supplied BIPV modules and other BIPV related design elements for a project for the Beijing Olympic Games.

Power system integration and solar application products.  We recently began to explore power system integration products and expanded our research and development efforts in solar application products. We plan to hire additional engineering staff and increase investment in these areas.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
		(In thousands of US$)

Short-term debt obligations	$110,665	$110,665	$—	$—	$—
Interest related to short-term debt(1)	2,366	2,366	—	—	—
Operating lease obligations	1,647	930	562	60	95
Purchase obligations(2)	4,613,134	352,049	1,393,142	1,513,056	1,354,887
Convertible notes(3)	1,540	60	120	120	1,240
Other long-term borrowing(4)	45,357	—	45,357	—	—
Interest related to long-term debt(5)	6,025	3,279	2,746	—	—

Total	$4,780,734	$469,349	$1,441,927	$1,513,236	$1,356,222

(1)	Interest rates range from 2.63% to 7.47% per annum for short-term debt.

(2)	Includes commitments to purchase production equipment in the amount of $55.7 million and commitments to purchase solar cells and silicon raw materials in the amount of $4,557.4 million.

(3)	Assumes redemption of $1.0 million aggregate principal amount of 6.0% convertible senior notes due December 15, 2017. Assumes none of the convertible senior notes have been converted into ordinary shares. The holders of our convertible senior notes may require us to repurchase the convertible senior notes as early as December 2012. This figure also includes interest payable totaling $540,000 until December 5, 2017.

(4)	The other long-term borrowing mainly consists of the following items: (i) commercial loans with China’s Bank of Communication — these loans total $14.6 million, are secured and cover a two-and-a-half-year expansion plan (funds are available at various stages and with different terms and rates); and (ii) commercial loans with Bank of China — these loans total $29.3 million, are secured and cover a three-year expansion plan (funds are available at various stages and with different terms and rates).

(5)	Interest rates range from 7.29% to 7.56% per annum for long-term borrowings.

The above table excludes income tax liabilities of $8.7 million recorded in accordance with FIN 48, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of these tax positions. For additional information on FIN 48, see the notes to our consolidated financial statements, included herein.

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2008.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title

Shawn (Xiaohua) Qu	45	Chairman of the Board, President and Chief Executive Officer
Arthur Chien	48	Director and Chief Financial Officer
Robert McDermott	67	Lead Independent Director
Lars-Eric Johansson	62	Independent Director
Michael G. Potter	42	Independent Director
Tai Seng Png	46	Vice President, Business Integration
Charlotte Xi Klein	53	Vice President, Finance and Compliance Officer
Bencheng Li	66	Vice President of Business Development (China)
Yan Zhuang	45	Vice President, Sales and Marketing
Gregory Spanoudakis	51	President, European Sales
Xiaohu Wang	53	Vice President, Ingot and Wafer Operations

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

Mr. Arthur Chien has served as our director and chief financial officer since June 2008. Prior to that, he was our corporate secretary from February 2008 to May 2009, our vice president of finance from September 2007 to June 2008 and an independent director from December 2005 to September 2007. Mr. Chien was previously the managing director of Beijing Yinke Investment Consulting Co. Ltd., which provides financial consulting services and has its own investment projects as well. Prior to that, Mr. Chien was the chief financial officer of China Grand Enterprises Inc. for almost 5 years. That company is a diversified investment holding company based in Beijing, China. Mr. Chien has also worked in the finance, investment and management positions in several companies in China, Canada and Belgium including his appointment in 1995 as the assistant financial controller of the steel cord division of Bekaert Group in Belgium. In 1996, Mr. Chien took the position of chief financial officer of Bekaert China, which operated five joint ventures in China. Mr. Chien graduated from the University of Science and Technology of China with a bachelor of science degree in 1982. He also obtained a master’s degree in economics from the University of Western Ontario, London, Ontario, Canada in 1989.

Mr. Robert McDermott has served as lead independent director of our company since August 2006. Mr. McDermott is a partner with McMillan LLP, a business and commercial law firm based in Canada. He joined the firm in 1971 and practices business law with an emphasis on mergers and acquisitions, corporate governance, mining, securities and corporate finance, involving both Canadian and cross-border transactions. Mr. McDermott advises boards and special committees of public companies in Canada on corporate governance matters as well. From 1997 to 2001, he was a director and senior officer of Boliden Limited, a mining company listed on the Toronto and Stockholm stock exchanges. Mr. McDermott is a member of the Canadian Bar Association, International Bar Association and Rocky Mountain Mineral Law Institute. He was admitted to the Ontario Bar in Canada in 1968. Mr. McDermott received his juris doctor degree from the University of Toronto and a bachelor’s of arts degree from the University of Western Ontario.

Mr. Lars-Eric Johansson has served as an independent director of our company since August 2006. Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. He is currently a chief executive officer of Ivanhoe Nickel & Platinum Ltd., a Canadian private mining company. From 2004 to 2007, Mr. Johansson was a director and chairperson of the audit committee of Harry Winston Diamond Corporation, a specialist diamond company with assets in the mining and retail segments of the diamond industry. From May 2004 to April 2006, he was an executive vice president and the chief financial officer of Kinross Gold Corporation, a gold mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. During the period between June 2002 and November 2003, Mr. Johansson was an executive vice president and chief financial officer of Noranda Inc., a Canadian mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Until May 2004, Mr. Johansson served as a special advisor at Noranda Inc. From 1989 to May 2002, he was the chief financial officer of Falconbridge Limited, a mining and metals company in Canada listed on the Toronto Stock Exchange. He has also chaired the audit committee of Golden Star Resources Ltd., a gold mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, since July 2006. From 2002 to 2003, he was also a director of Novicor Inc., a company listed on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.

Mr. Michael G. Potter has served as an independent director of our company since September 2007. Mr. Potter has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. He is currently corporate vice president and chief financial officer of Lattice Semiconductor Corporation, a Nasdaq-listed semiconductor device company. Prior to that, he was senior vice president and chief financial officer of NeoPhotonics Corporation, a leading provider of photonic integrated circuit-based modules, components and subsystems for use in optical communications networks with extensive operations in Shenzhen, China. Before joining NeoPhotonics in May 2007, he was the senior vice president and chief financial officer of STATS ChipPAC, a semiconductor assembly and test services company based in Singapore. Before that, he held a variety of executive positions at Honeywell Inc. Mr. Potter is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University, Canada and a Diploma of Accountancy from McGill University, Canada.

Executive Officers

Mr. Tai Seng Png has served as vice president of business integration since September 2007. Prior to that, Mr. Png was the vice president of operations at Trina Solar Ltd., another large solar company based in China, from 2006 to 2007. Prior to that, he was the general manager of Innovalues Precision Limited, a company that mainly engages in precision machining of round components in Malaysia, from 2004 through 2005. From 2003 to 2004, he served as a senior manager in charge of product engineering and procurement of Hyflux Aquosus (S) Pte Ltd., a company that mainly engages in water treatment in China. From 1999 to 2003, he was a plant manager of Flextronics Plastics (Singapore) Pte Ltd, a company that is engaged in the manufacturing of electronic products, and later became its engineering director. Mr. Png received his diploma from Singapore Polytechnic in 1982.

Ms. Charlotte Xi Klein has served as our vice president of finance since August 2008 and our compliance officer since September 2007. She served as our corporate controller from February 2007 to 2008. Prior to joining us, between 2004 and 2007, Ms. Klein was director of accounting and compliance at ARAMARK Corporation, a Fortune 500 company, and TV Guide Magazine in the United States, responsible for financial reporting and successfully implementing Sarbanes-Oxley compliance during the first year of its applicability. In addition to her corporate reporting experience, Ms. Klein spent eight years in manufacturing facilities with progressive job responsibilities from cost accountant to plant controller in both Saint-Gobain Corporation and Armstrong World Industries. Ms. Klein holds a bachelor’s degree from the Shanghai Teachers University and MA and MBA degrees from the Midwestern State University in Texas. She is also a member of the AICPA and has been a Texas-licensed CPA since 1996.

Mr. Bencheng Li has served as our vice president of business development (China) since December 2006, prior to which he had been the general manager of CSI Luoyang. He joined us in June 2003. Mr. Li was the chairman of Luoyang Single Crystalline Silicon Ltd. from 1996 to 2000, and the chairman of Sino-American MCL Electronic Materials Ltd. from 1995 to 2000. From July 1998 to April 2003, Mr. Li was the general manager of China Shijia Semiconductor Materials Corporation, a semiconductor and solar silicon materials manufacturing company in China. In July 1967, Mr. Li received his bachelor’s degree in radiochemistry from Tsing Hua University in Beijing, China.

Mr. Yan Zhuang has served as our vice president of sales and marketing since June 2009. He was an independent director of our company from September 2007 to June 2009. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 15 years. He is currently the head of Asia of Hands-on Mobile, Inc., a global media and entertainment company with Asian operations in China, Korea and India. He previously served as the company’s senior vice president of business operations and marketing in Asia. Before joining Hands-on Mobile, Inc., he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific regional director of marketing planning and consumer insight. Prior to that, he was a marketing consultant in Canada and China. Mr. Zhuang holds a Bachelor of Electrical Engineering degree from Northern Jiao-Tong University, China, an MSc in Applied Statistics from the University of Alberta, Canada and an MSc in Marketing Management from the University of Guelph, Canada.

Mr. Gregory Spanoudakis has served as our president, European sales since August 2008. He was our vice president (Europe) from 2002 to 2006 and our vice president of international sales and marketing since January 2002. Mr. Spanoudakis has been involved in the semiconductor and solar power industries for the past 18 years, the last 6 years of which have been in the solar power industry. He was a senior executive with Future Electronics, one of the world’s largest distributors of semiconductor components, where he headed the international division and the export development program from November 1988 to May 1999. Mr. Spanoudakis attended The University of Essex, in Colchester, England and the Sir George William University (now Concordia University) in Montreal, Canada graduating with a bachelor’s degree in business in 1981. In 1987, he received his MBA degree with a focus on international business development from Concordia University in Montreal, Canada.

Mr. Xiaohu Wang has served as our vice president of ingot and wafer operations since January 2009. Prior to that, he served as our vice president of China supply chain development since December 2006. Mr. Wang joined us in 2002, initially as the manager in charge of imports and exports, procurement, quality and operations. Since 2004, Mr. Wang has been deputy general manager of commerce of CSI Solartronics, responsible for planning and procurement of all silicon material. From May 1989 to January 2001, Mr. Wang was the branch manager of the International Development Group Ltd of Hunan Province where he was responsible for the import and export of mineral, hardware, textile and chemical products. Mr. Wang was also involved in that company’s restructuring from state ownership to shareholder ownership. From 1996, Xiaohu was involved in the import and export of silicon material and silicon cells. In 1982, Mr. Wang graduated from Nanjing University of Aeronautics and Astronautics with a bachelor of science degree.

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

B.	Compensation of Directors and Executive Officers

Cash Remuneration

Our directors and executive officers, in such capacities, received aggregate cash remuneration, including salaries, bonuses and benefits in kind, from us of approximately $1,433,732 in 2008. Cash remuneration, including salaries, bonuses and benefits in kind as well as participation in our board committees by our directors, paid by our company to our directors (including three directors who are also our executive officers, one of which resigned in June 2008) was $730,601 and to our executive officers (excluding the directors who also served as our executive officers) was $703,131 in 2008. In 2008, there were six executive officers receiving such cash remuneration.

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

Options

The following table summarizes, as of April 30, 2009, the options granted under our 2006 Plan to our directors and executive officers and to other individuals, each as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. Unless otherwise noted, all other options granted vest over a four-year period at each anniversary date from the date of grant and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

	Common
	Shares
	Underlying		Exercise
	Options		Price		Date of	Date of
Name	Granted		(US$/share)		Grant	Expiration

Directors:
Shawn (Xiaohua) Qu	20,000		3.18		March 12, 2009	March 11, 2019
Arthur Chien	46,600	(1)	4.29		August 8, 2006	August 7, 2016
	23,300	(2)	9.88		July 1, 2007	June 30, 2017
	46,600		7.36		September 24, 2007	September 23, 2017
	20,000		3.18		March 12, 2009	March 11, 2019
Robert McDermott	46,600	(2)	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	41.75	(4)	June 26, 2008	June 25, 2018
Lars-Eric Johansson	46,600	(2)	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	41.75	(4)	June 26, 2008	June 25, 2018
Michael G. Potter	23,300	(2)	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	41.75	(4)	June 26, 2008	June 25, 2018
Directors as a group	389,500
Executive Officers:
Yan Zhuang	23,300	(2)	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	41.75	(4)	June 26, 2008	June 25, 2018
Gregory Spanoudakis	116,500		2.12		May 30, 2006	May 29, 2016
	20,000		3.18		March 12, 2009	March 11, 2019
Tai Seng Png	80,000		7.36		September 24, 2007	September 23, 2017
	20,000		3.18		March 12, 2009	March 11, 2019
Xiaohu Wang	89,705		2.12		May 30, 2006	May 29, 2016
	12,000		3.18		March 12, 2009	March 11, 2019
Robert Patterson(5)	64,075		2.12		May 30, 2006	May 29, 2016
	12,000		3.18		March 12, 2009	March 11, 2019
Bencheng Li	64,075		2.12		May 30, 2006	May 29, 2016
	12,000		3.18		March 12, 2009	March 11, 2019
Charlotte Klein	11,652	(6)	7.36		September 24, 2007	September 23, 2017
	46,600		12.10		March 1, 2007	February 28, 2017
	12,000		3.18		March 12, 2009	March 11, 2019
Executive Officers as a group	607,207
Other Individuals:
Six individuals as a group	456,680		2.12		May 30, 2006	May 29, 2016
One individual	2,330	(7)	4.29		May 30, 2006	May 29, 2016

	Common
	Shares
	Underlying		Exercise
	Options		Price		Date of	Date of
Name	Granted		(US$/share)		Grant	Expiration

Twenty-eight individuals as a group	126,170		4.29		May 30, 2006	May 29, 2016
Two individuals as a group	51,260		4.29		June 30, 2006	June 29, 2016
One individual	64,075		4.29		July 17, 2006	July 16, 2016
Hanbing Zhang(8)	46,600		4.29		July 28, 2006	July 27, 2016
One individual	58,250		12.00	(9)	August 8, 2006	August 7, 2016
Three individuals as a group	11,650		12.00	(9)	August 31, 2006	August 30, 2016
Three individuals as a group	40,290		12.10		March 1, 2007	February 28, 2017
Two individuals as a group	11,650	(2)	15.00	(3)	April 13, 2007	April 12, 2017
Five individuals as a group	52,280		8.21		August 17, 2007	August 16, 2017
Seven individuals as a group	27,556	(6)	7.36		September 24, 2007	September 23, 2017
Eleven individuals as a group	90,145		7.36		September 24, 2007	September 23, 2017
Six individuals as a group	36,136		19.55		February 28, 2008	February 27, 2018
One individual	10,000		19.40		March 3, 2008	March 2, 2018
Two individuals as a group	18,000		20.67		March 31, 2008	March 30, 2018
One individual	30,000		46.28		June 26, 2008	June 25, 2018
Four individuals as a group	30,000		27.88		August 7, 2008	August 6, 2018
Seventy-two individuals as a group	306,800		3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(8)	6,000		3.18		March 12, 2009	March 11, 2019
One individual	20,000		5.26		March 30, 2009	March 29, 2009
Other individuals as a group	1,495,872

(1)	Vest in two equal installments, the first upon the date of grant and the second upon the first year anniversary of the grant date so long as the director remains in service.

(2)	All vest immediately upon the date of grant.

(3)	The initial public offering price of the common shares.

(4)	Exercise price equal to the average of the trading prices of the common shares for the 20 trading days preceding the date of grant.

(5)	Mr. Patterson was an executive officer as of April 30, 2009.

(6)	Vest one year after the grant date.

(7)	Also vest on accelerated termination.

(8)	The wife of Dr. Qu, our founder, chairman, president and chief executive officer.

(9)	80% of the initial public offering price of the common shares.

We have also agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson and Michael G. Potter, options to purchase 23,300 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vest immediately.

Restricted Shares

The following table summarizes, as of April 30, 2009, the restricted shares granted under our 2006 Plan to our executive officers and to other individuals, each as a group. In 2008, we did not grant any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting period for all other restricted shares are indicated in the notes below.

	Restricted
	Shares
Name	Granted		Date of Grant	Date of Expiration

Executive Officers:
Gregory Spanoudakis	233,000		May 30, 2006	May 29, 2016
Bencheng Li	23,300		May 30, 2006	May 29, 2016
Xiaohu Wang	18,640		May 30, 2006	May 29, 2016
Robert Patterson(1)	11,650		May 30, 2006	May 29, 2016
Executive Officers as a group	286,590
Other Individuals:
Eight individuals as a group	44,270		May 30, 2006	May 29, 2016
One individual	2,330	(2)	May 30, 2006	May 29, 2016
One individual	116,500	(3)	June 30, 2006	June 29, 2016
Hanbing Zhang(4)	116,500	(5)	July 28, 2006	July 27, 2016
Other Individuals as a group	279,600

(1)	Mr. Patterson was an executive officer as of April 30, 2009.

(2)	Also vest on accelerated termination.

(3)	Vest over a two-year period from the date of grant.

(4)	The wife of Dr. Qu, our founder, chairman, president and chief executive officer.

(5)	Vest over a four-year period from the date of grant.

The following paragraphs describe the principal terms of our 2006 Plan.

Types of Awards.  We may grant the following types of awards under our 2006 Plan:

•	options to purchase our common shares; and

•	restricted shares, which are non-transferable common shares without voting or dividend rights, subject to forfeiture upon termination of a grantee’s employment or service.

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

In 2008, our board held meetings 8 times and passed resolutions by unanimous written consent 12 times.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our current directors have not been elected to serve for a specific term, and, unless re-elected, will hold office until the close of our next annual meeting of shareholders, or until such time as their successors are elected or appointed.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Lars-Eric Johansson, Robert McDermott and Michael G. Potter, and is chaired by Mr. Johansson. Each of Messrs. Johansson and Potter qualify as an “audit committee financial expert” as required by the SEC, and thus meeting the requirements of the Nasdaq rules for having at least one member of the audit committee possessing past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Each of Messrs. Johansson, McDermott and Potter satisfies the “independence” requirements of the NASDAQ corporate governance rules and is financially literate as required by the

Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2008, our audit committee held meetings seven times and passed resolutions by unanimous written consent three times.

Compensation Committee

Our compensation committee consists of Messrs. Lars-Eric Johansson, Robert McDermott and Michael G. Potter, each of whom satisfies the “independence” requirements of the NASDAQ corporate governance rules and is chaired by Mr. McDermott. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation arrangements for our executive officers and directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	overseeing and periodically reviewing the operation of our employee benefits plans, including bonus, incentive compensation, stock option, pension and welfare plans.

In 2008, our compensation committee held meetings five times and passed resolutions by unanimous written consent once.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Lars-Eric Johansson and Robert McDermott, each of whom satisfies the “independence” requirements of the Nasdaq corporate governance rules, and is chaired by Mr. McDermott. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In 2008, our nominating and corporate governance committee held meetings twice.

Interested Transactions

A director of the corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest. A director may vote in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to the remuneration as our director, officer, employee or agent; (ii) one for indemnity or insurance in favor of directors and officers; or (iii) one with an affiliate. In 2008, we did not enter any such interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under our employment agreement with Dr. Qu, our founder, chairman, president and chief executive officer and controlling shareholder, Dr. Qu’s employment shall continue unless terminated with three months prior written notice. Under our employment agreement with Mr. Gregory Spanoudakis, he may terminate his employment with us at any time on three months’ prior notice. We may terminate either or both of these two employment agreements without cause upon the payment of a severance payment equal to one month of the officer’s base salary for every year of employment with us (up to a maximum of 12 months) together with any unpaid compensation accrued up to the date of the termination.

Apart from these two employment agreements, all of our other employment agreements with our executive officers have a term of three years. Under these other employment agreements, we may terminate the executive officer’s employment with cause on one month’s advance notice, or without cause upon one to three months’

advance written notice to the executive officer. If we terminate the executive officer’s employment without cause, the executive officer will be entitled to a severance payment equal to three to four months of his then-current base salary. We may terminate each of the agreements for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure.

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

Our compensation committee is required to approve any future employment agreements entered into by us for any officers whose annual salary and benefits package is greater than $100,000.

Directors’ Agreements

We have entered into director agreements with our independent directors, pursuant to which we make payments to our independent directors for their services, including in the form of equity awards pursuant to our share incentive plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

D.	Employees

As of December 31, 2006, 2007 and 2008, we had 284, 2,981 and 3,058 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2008.

	As of December 31, 2008
	Number of Employees	Percentage of Total

Manufacturing	2,742	89.7
General and administrative	251	8.2
Research and development	36	1.2
Sales and marketing	29	0.9

Total	3,058	100%

As of December 31, 2008, we had 1,470 employees at our facilities in Suzhou, 982 at our facilities in Changshu and 594 at our facilities in Luoyang, and another 12 of our employees were based in our Canada, Korea, U.S. and Germany offices. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 30, 2009, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on the 35,686,313 common shares outstanding, excluding 58,250 restricted shares that have been granted but have yet to be vested and are subject to restrictions on voting and dividend rights and transferability, as of April 30, 2009.

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

	Shares Beneficially Owned(1)
Directors and Executive Officers(2):	Number	%

Shawn (Xiaohua) Qu	13,530,000	37.9%
Arthur Chien(3)	71,550	*
Robert McDermott(4)	69,900	*
Lars-Eric Johansson(5)	68,200	*
Michael G. Potter(6)	46,600	*
Yan Zhuang(7)	23,300	*
Robert Patterson(8)	16,018	*
Gregory Spanoudakis(9)	320,375	*
Bencheng Li(10)	16,018	*
Charlotte Xi Klein(11)	23,302	*
Tai Seng Png(12)	20,000	*
Xiaohu Wang(13)	22,426	*
All directors and executive officers as a group	14,227,689	39.9%
Principal Shareholders:
Columbia Wanger Asset Management, L.P.(14)	1,800,100	5.0%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The business address of our directors and executive officers is 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China. Unless otherwise stated below, all shares beneficially owned by directors and officers represent common shares issuable upon exercise of options held.

(3)	Includes 71,550 common shares issuable upon exercise of options held by Mr. Chien.

(4)	Includes 69,900 common shares issuable upon exercise of options held by Mr. McDermott.

(5)	Includes 68,200 common shares issuable upon exercise of options held by Mr. Johansson.

(6)	Includes 46,600 common shares issuable upon exercise of options held by Mr. Potter.

(7)	Includes 23,300 common shares issuable upon exercise of options held by Mr. Zhuang.

(8)	Includes 16,018 common shares issuable upon exercise of options held by Mr. Patterson. Mr. Patterson was an executive officer as of April 30, 2009.

(9)	Includes 87,375 common shares issuable upon exercise of options held by Mr. Spanoudakis.

(10)	Includes 16,018 common shares issuable upon exercise of options held by Mr. Li.

(11)	Includes 23,302 common shares issuable upon exercise of options held by Ms. Klein.

(12)	Includes 20,000 common shares issuable upon exercise of options held by Mr. Png.

(13)	Includes 22,426 common shares issuable upon exercise of options held by Mr. Wang.

(14)	Includes 1,800,100 common shares held by Columbia Wanger Asset Management, L.P. The principal business address of Columbia Wanger is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

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

Conversion of Convertible Notes and Put Option Agreement

On July 1, 2006, HSBC and JAFCO provided notices to convert all of the outstanding convertible notes into our common shares. On that same day, all of the outstanding convertible notes were converted at a conversion price of approximately $5.77 per common share. Immediately after the conversion, our outstanding common shares were immediately split on a 1 for 1.17 basis. Common shares issuable pursuant to the Share Incentive Plan or issuable upon the exercise of outstanding awards under the Share Incentive Plan were not affected by this share split. In connection with HSBC’s and JAFCO’s optional conversion of the convertible notes, Dr. Qu entered into a put option agreement with HSBC and JAFCO whereby he granted to each of HSBC and JAFCO an option to require him to purchase all of the common shares held by HSBC and JAFCO immediately after the conversion and share split at the same conversion price of the convertible notes. Each of HSBC and JAFCO was entitled to exercise its put option:

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

Consultancy Agreements

We paid consultancy fees pursuant to a non-written agreement, on a monthly basis, to a consulting company owned by Robert Patterson, our former president of Canadian Solar (USA) Inc., prior to his joining us as an officer in January 2006. Under the agreement, Mr. Patterson provided project consulting services to us, in particular in connection with our large-scale CIDA projects, for 40 hours per month with a minimum retainer of C$2,000 per month. For additional work beyond the initial period and minimum retainer, Mr. Patterson was paid on an hourly basis. We terminated the consulting agreement with Mr. Patterson’s company in December 2005. In 2005 and 2006, we paid consulting fees to Mr. Patterson’s consulting company in the amount of C$60,495 and nil, respectively. We paid all outstanding amounts in the first quarter of 2006.

Shareholder Loans

Dr. Qu made loans to us from time to time during 2006 and 2007. These loans were unsecured, interest free and had no fixed repayment term. As of December 31, 2006 and 2007 these loans amounted to $101,489 and $5,615, respectively. These loans were settled as of March 31, 2008. In June 2008, Dr. Qu made a loan to us of $30.0 million. This loan was unsecured, bore interest at the rate of 7% per annum and had no fixed repayment term. This loan was repaid in full before December 31, 2008.

Guarantees and Share Pledges

In May and September 2006, Dr. Qu provided counter guarantees to a third-party guarantor over our short-term loan facilities from Industrial Commercial Bank of China and Bank of Communications totaling RMB80 million. We repaid all amounts outstanding under the loan facilities in January 2007 at the expiration of their terms, and the counter-guarantees provided by Dr. Qu terminated.

In March and April 2007, Dr. Qu fully guaranteed a one-year RMB39 million loan facility from the Construction Bank of China to CSI Solartronics. In June 2007, Dr. Qu also fully guaranteed a one-year $4.0 million loan facility from the Bank of Communications to CSI Manufacturing. Both of these loan facilities expire in 2008.

In June and November 2007, CSI Solartronics fully guaranteed loan facilities made available to CSI Manufacturing by the Bank of Communications and by China Everbright Bank, totaling $4.0 million and $3.4 million, respectively.

In June 2007, CSI Manufacturing guaranteed a RMB30 million loan facility from the Bank of Communications to CSI Luoyang. The loan facility expired in 2008.

In June 2007, CSI Manufacturing fully guaranteed a RMB20 million loan facility from the Industrial Commercial Bank of China to CSI Solartronics. With respect to other guarantees, the Changshu Industry Public Ownership Managing and Investing Corporation and the Property Managing and Investing Corporation,

Xinzhuang, Changshu, fully guaranteed a RMB39 million loan facility from the China Construction Bank to CSI Solartronics. Both of these loan facilities expired in 2008.

In July 2007, Canadian Solar Inc. fully guaranteed a $20 million three-year syndicate loan facility from the Bank of Communications and the Industrial Commercial Bank of China to CSI Manufacturing.

In September 2007, Canadian Solar Inc. guaranteed a $20 million three-year syndicate loan facility from the Industrial Commercial Bank of China and the Bank of Communications to CSI Cells that was secured by the land use rights and buildings of CSI Cells.

In March, June and August 2008, CSI Cells fully guaranteed one-year loan facilities made available to CSI Luoyang by the Bank of Communications, the Bank of Luoyang and the Bank of China, totaling RMB60 million, RMB30 million and RMB30 million, respectively.

In June 2008, CSI Cells fully guaranteed a two-and-a-half-year loan facility of RMB140 million and a three-year loan facility of RMB200 million made available to CSI Luoyang by the Bank of Communications and the Bank of China, respectively.

In March and April 2008, Dr. Qu, Canadian Solar Inc. and CSI Cells jointly guaranteed a one-year RMB39 million loan facility from the Construction Bank of China to CSI Solartronics. The loan facility expires in 2009.

In May 2008, CSI Advanced and CSI Cells jointly guaranteed a one-year RMB60 million loan facility from the China Citic Bank to CSI Solartronics. The loan facility expires in 2009.

In September 2008, CSI Manufacturing fully guaranteed a RMB100 million one-year loan facility from the Agricultural Bank of China to CSI Cells.

Employment Agreements

See Item 6.C., “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Equity Incentive Plan

See Item 6.B., “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share-based Remuneration — 2006 Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended audited consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In March 2002, ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our president of European sales, Gregory Spanoudakis, and ATS. ICP Global contends that Mr. Spanoudakis, who was previously employed by ICP Global, misappropriated its proprietary and commercial business opportunity to sell solar-powered car battery chargers to a prospective customer, Volkswagen Mexico, by directing that opportunity to its competitor ATS. In August 2003, ICP Global amended its complaint to include us, our subsidiary CSI Solartronics and our chairman and chief executive officer, Dr. Shawn Qu, as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing that business opportunity away from ICP Global to us, as purportedly evidenced by our selling of car battery chargers to Volkswagen Mexico. ICP

Global claims damages consisting of an accounting of all profits obtained by the defendants as a result of any misappropriated business opportunity. In its amended complaint, ICP Global claims that the business opportunity could have represented sales of up to $3.0 million.

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

In April 2009, CSI Manufacturing instructed eighty-three employees to temporarily support production at its factory in Changshu. The employees did not comply and were absent from work for three days. CSI Manufacturing subsequently terminated the labor contract for each of these employees on the grounds that they were in violation of corporate internal rules. Fifty-eight of these eighty-three employees then filed an arbitration notice with the Labor Dispute Arbitration Committee of the High-tech Zone and Huqiu District in Suzhou seeking compensation for termination of labor contracts, for termination of labor contracts without advance notice, and for losses caused by the illegal termination of labor contracts. The Labor Dispute Arbitration Committee has accepted their filings and has scheduled arbitration hearings for sometime in June 2009. Our management team is prepared for the arbitration hearings but is also jointly with local labor authorities making every effort to demonstrate to the local labor authority that CSI Manufacturing’s instruction to the employees did not violate relevant labor laws and regulations and that CSI Manufacturing lawfully terminated the labor contracts of these employees. However, we cannot assure you that the labor dispute arbitration committee will find in our favor. If the employees’ demands are sustained by the Labor Dispute Arbitration Committee, we may incur costs of approximately $0.15 million, which may have an adverse effect on our results of operation.

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

Between January 1, 2009 and April 30, 2009, an additional 202,229 options granted under our 2006 Share Incentive Plan vested.

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

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2006 (from November 9, 2006)	16.73	9.43
2007	31.44	6.50
2008	51.80	3.11
Quarterly Highs and Lows
First Quarter 2007	14.36	8.72
Second Quarter 2007	13.88	8.78
Third Quarter 2007	11.70	6.50
Fourth Quarter 2007	31.44	8.67
First Quarter 2008	31.10	14.74
Second Quarter 2008	51.80	21.15
Third Quarter 2008	39.22	16.74
Fourth Quarter 2008	21.34	3.11
First Quarter 2009	7.49	3.00
Monthly Highs and Lows
2008
December	6.95	4.15
2009
January	7.49	4.16
February	5.85	3.50
March	6.47	3.00
April	7.49	5.44
May	13.25	6.50
June (through June 4)	15.65	12.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the Nasdaq Global Market since November 9, 2006 under the symbol “CSIQ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

See “Item 4. Information on the Company — B. Business Overview — Government Regulation — Foreign Currency Exchange” and “Item 4. Information on the Company — B. Business Overview — Government Regulation — Dividend Distribution.”

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

Disposition of Our Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of the Common Shares unless, at the time of disposition, the Common Shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Canadian Tax Act. The Common Shares will not constitute “taxable Canadian property” to a U.S. Holder provided that (i) the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq); and (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock. Provided the Common Shares are listed on Nasdaq or another designated stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition. If the Common Shares are not so held at the time of disposition, preclearance and post-closing notification procedures as set out in the Canadian Tax Act will apply.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

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

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian or PRC taxes withheld therefrom) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

Subject to certain limitations, Canadian and PRC taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or the PRC or under the income tax treaty between the United States and Canada or the income tax treaty between the United States and the PRC, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

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

Passive Foreign Investment Company

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

Foreign Exchange Risk

A substantial portion of our sales is currently denominated in Euros, with the remainder in Renminbi and U.S. dollars, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly between the U.S. dollar, Renminbi and the Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2008, we held $57.2 million in accounts receivable, of which $52.0 million were denominated in Euro. Assuming a 10% depreciation of the Euro against the U.S. dollar, our accounts receivable would have decreased by $5.2 million to $52.0 million as of December 31, 2008.

Due to the depreciation of Euro against the U.S. dollar in 2008, we recorded a net foreign exchange loss of $20.1 million. In 2008, we began to hedge our Euro exposure against the U.S. dollar using single put and call collars and forward contracts, and we were able to mitigate a substantial portion, but not all, of our exchange rate losses for 2008 in this way. We recorded a net foreign exchange loss of $20.1 million in 2008 as against gain on foreign currency derivative assets of $14.5 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We will continue to hedge our Euro exposure against the U.S. dollar in order to minimize our foreign exchange exposure. Also we expect our U.S. dollar-denominated sales to increase.

As of December 31, 2008, we still have foreign currency collars and call forward contracts of the Euro against the U.S. dollar with notional value of €58.0 million and €70.0 million outstanding, respectively. Assuming a 10.0% appreciation of the Euro against the U.S. dollar, the mark-to-market value of our outstanding foreign exchange collars and call forward contracts of the Euro against the U.S. dollar would have decreased by approximately $12.8 million as of December 31, 2008.

Our financial statements are expressed in U.S. dollars. Most of our subsidiaries’ transactional currency is in Renminbi. The value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent our subsidiaries hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar-denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares.

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

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2006, 2007 and 2008.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to:

•	the registration statement on Form F-3 (File number: 333-149497) for our registration of convertible senior notes, initially sold in a private transaction on December 10, 2007, which registration statement was declared effective by the SEC on March 27, 2008; and

•	the automatic shelf registration statement on Form F-3 (File number: 333-152325), which automatically became effective upon filing on July 14, 2008.

We received net proceeds of approximately $72.8 million from the sale of our convertible senior notes in December 2007 and approximately $112.8 million from the public offering of our common shares in July 2008.

We used the net proceeds of the sale of our convertible senior notes in December 2007 as follows: $12.0 million for capital injection into CSI Luoyang, $6.2 million for capital injection into CSI Cells and $54.6 million for working capital purposes. As of December 31, 2008, all of the net offering proceeds from the sale of our convertible senior notes had been applied.

Piper Jaffray served as the initial purchaser for the sale of our convertible senior notes.

We used the net proceeds of the public offering of our common shares in July 2008 as follows: $24.4 million for capital injection into CSI Cells, $5.9 million for capital injection into CSI Luoyang, $42.0 million for a loan to CSI Cells for working capital purposes and $30.9 million for working capital purposes. As of December 31, 2008, all of the net offering proceeds from the public offering of our common shares had been applied.

Deutsche Bank Securities, Piper Jaffray and Oppenheimer & Co. were the underwriters for the public offering of our common shares.

•	See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Canadian Solar Inc.:

We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated June 5, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraphs regarding the Company’s adoption of a new accounting standard.

/s/  Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 5, 2009

Changes in Internal Controls

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As a result, the independent registered public accounting firm has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Lars-Eric Johansson and Michael G. Potter qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.canadian-solar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2006	2007	2008

Audit fees(1)	$334,857	$1,350,000	$1,360,000
Audit-related fees(2)	—	$378,224	$565,862
Tax fees	—	—	—
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for assurance and related services. In 2007, these mainly consisted of the review of financial statements and offering documents in connection with our offering of 6.0% Convertible Senior Notes due 2017. In 2008, these mainly consisted of the review of financial statements and offering documents in connection with our follow-on public offering of common shares in July 2008.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

None.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Canadian Solar Inc. are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit
Number		Description of Document

1.1		Amended Articles of Continuance (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
2.1		Form of Equity Underwriting Agreement (incorporated by reference to Exhibit 1.1 from our Form 6-K (File No. 001-33107), initially filed with the SEC on July 17, 2008)
4	.1*	Form of amended Director Indemnity Agreement
4	.2*†	English translation of Supplementary Agreement between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd. dated February 14, 2009, supplementing the original Wafer Supply Agreement dated October 17, 2007
4	.3*†	English translation of Supplementary Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., CSI Cells Co., Ltd., Changshu CSI Advanced Solar Inc. and CSI Central Solar Power Co., Ltd., dated May 22, 2009, supplementing the original Polysilicon Supply Contract dated August 20, 2008 and the original Solar Wafer Supply Contract dated August 20, 2008
4	.4*†	Sales Contract between Canadian Solar Inc. and Solpower GmbH dated September 1, 2008
4	.5*†	Sales Contract between Canadian Solar Inc. and Iliotec Solar GmbH dated October 2, 2008
4	.6*†	Sales Contract between Canadian Solar Inc. and Iliotec International GmbH dated October 2, 2008
8	.1*	List of Subsidiaries
11.1		Code of Business Conduct (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

†	Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:     Shawn (Xiaohua) Qu

Title:	Chairman, President and
Chief Executive Officer

Date: June 8, 2009

CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Canadian Solar Inc.:

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 5, 2009

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2007	2008
	$	$

ASSETS
Current assets:
Cash and cash equivalents	37,667,120	115,660,921
Restricted cash	1,625,555	20,621,749
Accounts receivable, net of allowance for doubtful accounts of $376,178 and $5,605,983 on December 31, 2007 and 2008, respectively	58,637,304	51,611,312
Inventories	70,920,927	92,682,547
Value added tax recoverable	12,246,989	15,899,703
Advances to suppliers	28,744,670	24,654,392
Foreign currency derivative assets	—	6,974,064
Prepaid expenses and other current assets	10,057,777	10,918,581

Total current assets	219,900,342	339,023,269
Property, plant and equipment, net	51,486,258	165,541,885
Deferred tax assets	3,965,886	6,997,918
Advances to suppliers	4,102,711	43,087,142
Prepaid land use right	1,616,011	12,782,147
Investment	—	3,000,000
Other non-current assets	3,431,321	299,038

TOTAL ASSETS	284,502,529	570,731,399

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	40,373,932	110,664,813
Accounts payable	8,250,826	29,957,188
Amounts due to related parties	208,718	93,641
Other payables	6,153,217	24,043,309
Advances from customers	1,962,024	3,570,883
Other current liabilities	2,264,499	4,332,229

Total current liabilities	59,213,216	172,662,063
Accrued warranty costs	3,878,755	10,846,719
Convertible notes	75,000,000	1,000,000
Long-term borrowings	17,866,203	45,357,340
Liability for uncertain tax positions	2,278,482	8,703,830

TOTAL LIABILITIES	158,236,656	238,569,952

Commitments and contingencies (Note 14)
Stockholders’ equity:
Common shares — no par value: unlimited authorized shares, 27,320,389 and 35,744,563 shares issued and outstanding at December 31, 2007 and 2008, respectively	97,454,214	294,707,048
Additional paid-in capital	26,435,689	35,537,691
Accumulated deficit	(3,604,572)	(12,992,818)
Accumulated other comprehensive income	5,980,542	14,909,526

Total stockholders’ equity	126,265,873	332,161,447

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	284,502,529	570,731,399

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Net revenues	68,212,256	302,797,671	705,006,356
Cost of revenues	55,871,959	279,022,155	633,998,620

Gross profit	12,340,297	23,775,516	71,007,736

Operating expenses:
Selling expenses	2,908,675	7,530,970	10,607,562
General and administrative expenses	7,923,923	17,203,761	34,510,263
Research and development expenses	397,859	997,832	1,824,753

Total operating expenses	11,230,457	25,732,563	46,942,578

Income (Loss) from operations	1,109,840	(1,957,047)	24,065,158
Other income (expenses):
Interest expense	(2,193,551)	(2,367,131)	(11,265,576)
Interest income	362,528	562,006	3,530,957
Loss on change in fair value of derivatives related to convertible notes	(8,186,500)	—	—
Gain on foreign currency derivative assets	—	—	14,454,814
Debt conversion inducement expense	—	—	(10,170,118)
Foreign exchange gain (loss)	(481,019)	2,688,448	(20,087,375)
Other — net	390,832	679,070	—

Income (Loss) before income taxes	(8,997,870)	(394,654)	527,860
Income tax benefit (expense)	(431,994)	184,978	(9,916,106)

Net loss	(9,429,864)	(209,676)	(9,388,246)

Loss per share — basic and diluted	$(0.50)	$(0.01)	$(0.30)

Shares used in computation — basic and diluted	18,986,498	27,283,305	31,566,503

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE
INCOME (LOSS)

				Retained	Accumulated
			Additional	Earnings	Other	Total	Total
	Common		Paid-in	(Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares		Capital	Deficit)	Income	Equity	Income/(Loss)
	Number	$	$	$	$	$	$

Balance at December 31, 2005	15,427,995	210,843	—	6,647,167	109,070	6,967,080
Share-based compensation	—	—	6,144,879	—	—	6,144,879
Conversion of convertible notes	5,542,005	10,162,215	—	—	—	10,162,215
De-recognition of conversion option derivative liability	—	—	10,928,031	—	—	10,928,031
Issuance of ordinary shares, net of issuance cost	6,300,000	83,323,942	—	—	—	83,323,942
Deferred tax on issuance cost of ordinary shares	—	3,605,391	—	—	—	3,605,391
Forgiveness of payable to shareholders	—	—	260,987	—	—	260,987
Net loss	—	—	—	(9,429,864)	—	(9,429,864)	(9,429,864)
Foreign currency translation adjustment	—	—	—	—	941,194	941,194	941,194

Balance at December 31, 2006	27,270,000	97,302,391	17,333,897	(2,782,697)	1,050,264	112,903,855	(8,488,670)

Adjustment for adoption of FIN 48	—	—	—	(612,199)	—	(612,199)
Share-based compensation	—	—	9,101,792	—	—	9,101,792
Exercise of stock options	50,389	151,823	—	—	—	151,823
Net loss	—	—	—	(209,676)	—	(209,676)	(209,676)
Foreign currency translation adjustment	—	—	—	—	4,930,278	4,930,278	4,930,278

Balance at December 31, 2007	27,320,389	97,454,214	26,435,689	(3,604,572)	5,980,542	126,265,873	4,720,602

Share-based compensation	—	—	9,102,002	—	—	9,102,002
Conversion of convertible notes	3,966,841	82,103,558	—	—	—	82,103,558
Issuance of ordinary shares, net of issuance cost	3,500,000	110,659,864	—	—	—	110,659,864
Deferred tax on issuance costs of ordinary shares	—	2,552,082	—	—	—	2,552,082
Other	566,190	—	—	—	—	—
Exercise of stock options	391,143	1,937,330	—	—	—	1,937,330
Net loss	—	—	—	(9,388,246)	—	(9,388,246)	(9,388,246)
Foreign currency translation adjustment	—	—	—	—	8,928,984	8,928,984	8,928,984

Balance at December 31, 2008	35,744,563	294,707,048	35,537,691	(12,992,818)	14,909,526	332,161,447	(459,262)

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Operating activities:
Net loss	(9,429,864)	(209,676)	(9,388,246)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	201,715	1,627,116	9,282,276
Loss on disposal of property, plant and equipment	11,072	23,806	5,126,852
Allowance for doubtful debts	62,318	456,570	7,445,028
Write down of inventories	274,947	482,544	23,784,578
Loss on change in fair value of derivatives related to convertible notes	8,186,500	—	—
Amortization of discount on debt	706,320	55,861	243,729
Unrealized gain on foreign currency derivative assets	—	—	(6,629,291)
Share-based compensation	6,144,879	9,101,792	9,102,002
Debt conversion inducement expense	—	—	10,170,118
Changes in operating assets and liabilities:
Inventories	(27,812,410)	(27,099,561)	(39,994,140)
Accounts receivable	(14,836,433)	(37,675,531)	2,126,297
Value added tax recoverable	(1,396,221)	(9,479,472)	(2,671,677)
Advances to suppliers	(8,479,625)	(16,796,871)	(33,572,770)
Prepaid expenses and other current assets	(1,861,085)	(4,847,423)	783,021
Accounts payable	2,361,064	719,126	19,685,549
Other payables	672,320	2,986,846	2,369,498
Advances from customers	324,890	(1,822,752)	1,367,209
Amounts due to related parties	(282,528)	60,082	(119,706)
Accrued warranty costs	530,826	2,979,414	6,893,681
Other current liabilities	(868,923)	906,584	1,893,489
Prepaid land use right	(1,080,232)	(429,637)	(10,508,489)
Liability for uncertain tax positions	—	1,666,283	6,425,348
Deferred taxes	294,296	(2,929,089)	(621,658)

Net cash provided by (used in) operating activities	(46,276,174)	(80,223,988)	3,192,698

Investing activities:
Increase in restricted cash	(686,214)	(695,893)	(17,950,833)
Purchase of investment	—	—	(3,000,000)
Purchase of property, plant and equipment	(7,113,912)	(42,006,616)	(104,817,010)
Proceeds from disposal of property, plant and equipment	30,157	220,009	6,322

Net cash used in investing activities	(7,769,969)	(42,482,500)	(125,761,521)

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Financing activities:
Proceeds from short-term borrowings	25,333,379	92,090,998	234,096,606
Repayment of short-term borrowings	(23,429,420)	(56,157,679)	(169,919,741)
Proceeds from long-term borrowings	—	16,712,795	24,964,230
Proceeds from issuance of convertible notes	3,650,000	75,000,000	—
Issuance cost paid on convertible notes	(571,315)	(2,970,138)	(381,900)
Proceeds from issuance of common shares, net of issuance costs	83,323,942	—	110,659,864
Proceeds from exercise of stock options	—	151,823	1,937,330

Net cash provided by financing activities	88,306,586	124,827,799	201,356,389

Effect of exchange rate changes	370,521	(5,364,950)	(793,765)

Net increase (decrease) in cash and cash equivalents	34,630,964	(3,243,639)	77,993,801
Cash and cash equivalents at the beginning of the year	6,279,795	40,910,759	37,667,120

Cash and cash equivalents at the end of the year	40,910,759	37,667,120	115,660,921

Supplemental disclosure of cash flow information:
Interest paid	(1,471,498)	(823,040)	(11,103,634)

Income taxes paid	(1,340,014)	(177,790)	(2,683,014)

Supplemental schedule of non-cash activities:
Issuance cost included in other payables	—	(381,496)	—

Property, plant and equipment cost included in other payables	41,657	(1,712,773)	(17,339,148)

Conversion of convertible notes to ordinary shares	10,162,215	—	82,103,963

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

CSI and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through both CSI and the following operating subsidiaries:

	Date of	Place of	Percentage of
Subsidiary	Incorporation	Incorporation	Ownership

CSI Solartronics (Changshu) Co., Ltd.	November 23, 2001	PRC	100%
CSI Solar Technologies Inc.	August 8, 2003	PRC	100%
CSI Solar Manufacture Inc.	January 7, 2005	PRC	100%
CSI Central Solar Power Co., Ltd.	February 24, 2006	PRC	100%
Changshu CSI Advanced Solar Inc.	August 1, 2006	PRC	100%
CSI Cells Co., Ltd.	August 23, 2006	PRC	100%
Canadian Solar (USA) Inc.	June 8, 2007	USA	100%
CSI Solar Power Inc.	April 28, 2008	PRC	100%

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of Consolidation

The consolidated financial statements include the financial statements of CSI and its wholly-owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts and advances to suppliers, market values of inventories, accrual for warranty, fair value of foreign exchange derivative assets, provision for uncertain tax positions and tax valuation allowances, assumptions used in the computation of share-based compensation including the associated forfeiture rates and useful lives of and impairment for property, plant and equipment and intangible assets.

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

In order to secure a stable supply of silicon materials, the Company makes prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. Such amounts are recorded in advances to suppliers in the consolidated balance sheets. Advances to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current assets and the portion expected to be utilized after twelve months are classified as non-current assets in the consolidated balance sheets.

The Company makes the prepayments without receiving collateral. Such prepayments are unsecured and expose the Company to supplier credit risk. As of December 31, 2007 and 2008, prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31,	At December 31,
	2007	2008
	$	$

Supplier A	$9,541,574	$25,583,405
Supplier B	—	15,997,973
Supplier C	4,102,711	12,528,000
Supplier D	*	9,027,574
Supplier E	8,324,889	—

*	Less than 10%

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Cost is comprised of direct materials and, where applicable, direct labor costs, tolling costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

The Company outsources portions of its manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received, which is classified as “advances from customers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly,

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“advances from customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is repurchased.

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

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Costs incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.

(h)	Prepaid land use right

Prepaid land use right represents amounts paid for the Company’s lease for the use right of lands located in Changshu City, Suzhou City, and Luoyang City of mainland China. Amounts are charged to earning ratably over the term of the lease of 50 years.

(i)	Investment

The Company’s investment is in the preferred shares of a privately-held entity and is recorded under the cost method as the Company is unable to exert significant influence over such investment.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

(j)	Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2006, 2007 and 2008.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Income taxes

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

The Financial Accounting Standard Board (“FASB”) issued Financial Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognized a $612,199 increase in the liability for uncertain tax positions, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

(l)	Revenue recognition

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

(m)	Cost of revenues

Cost of revenues from modules includes production and indirect costs such as shipping and handling costs for products sold. Cost of revenues from silicon materials includes acquisition costs. Cost of revenues from services includes labor and material costs associated with provision of the services.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Research and development

Research and development costs are expensed when incurred.

(o)	Advertising expenses

Advertising expenses are expensed as incurred and amounted to $55,448, $512,465 and $304,978 for the years ended December 31, 2006, 2007 and 2008, respectively.

(p)	Warranty cost

The Company’s solar modules and products are typically sold with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company has the right to repair or replace solar modules, at its option, under the terms of the warranty policy. The Company maintains warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of the Company’s competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from the Company’s quality review, and other assumptions that the Company believes to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(q)	Foreign currency translation

The United States dollar (“U.S. dollar”), the currency in which a substantial amount of the Company’s transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are recognized in the statements of operations. The Company recorded an exchange loss of $481,019 for the year ended December 31, 2006, an exchange gain of $2,688,448 for the year ended December 31, 2007, and an exchange loss of $20,087,375 for the year ended December 31, 2008.

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

(r)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $8,827,341 and $96,543,991 as of December 31, 2007 and 2008, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(s)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers. All of the Company’s cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or security against advances to suppliers, however, it maintains a reserve for potential credit losses and such losses have historically been within management’s expectation.

(t)	Fair value of derivatives and financial instruments

The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since the contracts were entered into with floating market interest rates.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2008 was $1.0 million. The estimated fair value of those notes was $0.8 million as of December 31, 2008. The Company did not compute the fair value of its $3,000,000 investment (as of December 31, 2008) as it was impracticable to do so without incurring significant cost.

The Company’s primary objective for holding derivative financial instruments is to manage currency risk. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the statement of operations. The Company recorded gain on foreign currency derivative contracts as $nil, $nil and $14,454,814 for the years ended December 31, 2006, 2007 and 2008, respectively.

(u)	Earnings per Share

Basic income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(v)	Share-based compensation

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(w)	Reclassifications

Certain reclassification have been made to prior year numbers to conform to current year presentation.

(x)	Recently issued accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (revised 2007), Business Combination (“SFAS 141R”), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. The adoption of SFAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

On April 1, 2009, the FASB issued FASB Staff Position (“FSP”) No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP 141(R)-1”), which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”), to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 160 will have an impact on the consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Company will adopt SFAS 157 for its nonfinancial assets and nonfinancial liabilities beginning with the first interim period of its fiscal year 2009. The Company does not expect that the adoption of SFAS 157 for its nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The Company does not expect the adoption of FSP 157-3 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.

On April 9, 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company does not expect the adoption of FSP 157-4 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities (“SFAS 161”), an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 does not change the accounting treatment for derivative instruments but will impact the Company’s disclosures related to derivative instruments and hedging activities effective from January 1, 2009.

In April 2008, the FASB issued FSP FAS 142-3, Determining the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of FSP 142-3 will have a material impact on the consolidated financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for the Company beginning in the first quarter of fiscal year 2009. The convertible notes issued in December 2007 may be settled in cash upon conversion under the original contract terms. The cumulative effect of implementing FSP APB 14-1 will be an increase of $100.4 million in common shares, a decrease in additional paid-in capital of $102.2 million and an increase in retained earnings of $1.9 million as of December 31, 2008.

At its June 25, 2008 meeting, the FASB ratified the consensus reached in the Emerging Issues Task Force (“EITF”) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2009, the FASB issued FSP FAS 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on the Company’s consolidated financial statements.

3.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

Allowance for doubtful receivables are comprised of allowances for account receivable and advances to suppliers.

An analysis of allowances for accounts receivable at December 31, 2007 and 2008 is as follows:

	At December 31,	At December 31,
	2007	2008
	$	$

Beginning of the year	—	376,178
Allowances made during the year	456,570	5,218,944
Accounts written-off against allowances	(83,954)	(19,000)
Foreign exchange effect	3,562	29,861

Closing balance	376,178	5,605,983

An analysis of allowances for advances to suppliers at December 31, 2007 and 2008 is as follows:

	At December 31,	At December 31,
	2007	2008
	$	$

Beginning of the year	—	—
Allowances made during the year	—	2,226,084
Foreign exchange effect	—	115,601

Closing balance	—	2,341,685

4.	INVENTORIES

Inventories consist of the following:

	At December 31,	At December 31,
	2007	2008
	$	$

Raw materials	39,184,973	46,121,994
Work-in-process	21,082,544	17,220,906
Finished goods	10,653,410	29,339,647

	70,920,927	92,682,547

The company wrote down obsolete inventories amounting to $274,947, $482,544 and $23,784,578 during the years ended December 31, 2006, 2007 and 2008 respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	At December 31,	At December 31,
	2007	2008
	$	$

Buildings	2,313,884	23,854,814
Leasehold improvements	475,654	1,674,838
Machinery	24,572,316	72,017,929
Furniture, fixtures and equipment	1,723,984	5,569,500
Motor vehicles	311,831	1,055,123

	29,397,669	104,172,204
Less: Accumulated depreciation	(2,060,207)	(11,888,864)

	27,337,462	92,283,340
Construction in process	24,148,796	73,258,545

Property, plant and equipment, net	51,486,258	165,541,885

Depreciation expense was $205,124, $1,611,885 and $9,213,765 for the years ended December 31, 2006, 2007 and 2008, respectively. Construction in process represents production facilities under construction.

6.	FAIR VALUE MEASUREMENT

On January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosure requirements for fair value measurements. The Company’s adoption of SFAS 157 was limited to its financial assets and financial liabilities, as permitted by FSP 157-2. The Company does not have any non financial assets or non financial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis. The implementation of the fair value measurement guidance of SFAS 157 did not result in any material changes to the carrying values of the Company’s financial instruments on its opening balance sheet on January 1, 2008.

SFAS 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. SFAS 157 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•	Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•	Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•	Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

The Company’s foreign currency derivative assets relate to foreign exchange option or forward contracts involving major currencies such as Euro and USD. Since its derivative assets are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, it classifies these valuation techniques as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

As of December 31, 2008, the fair value measurement of the Company’s foreign currency derivative assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Assets:
Foreign exchange option contracts	$6,136,044	$—	$6,136,044	$—

Foreign exchange forward contracts	$838,020	$—	$838,020	$—

Total Assets	$6,974,064	—	$6,974,064	—

7.	BANK BORROWING

	At December 31,	At December 31,
	2007	2008
	$	$

Bank borrowings	58,240,135	156,022,153
Analysis as:
Short-term	40,373,932	110,664,813
Long-term	17,866,203	45,357,340

Total	58,240,135	156,022,153

In the years ended December 31, 2007 and 2008, the maximum bank credit facilities granted to the Company were $79,477,082 and $216,506,113, respectively, of which $58,240,135 and $156,022,153 were drawn down and $21,236,947 and $60,483,960 were available, respectively.

a)	Short-term

The average interest rate on short-term borrowings was 5.85% and 5.64% per annum for the years ended December 31, 2007 and 2008, respectively. The borrowings are repayable within one year. As of December 31, 2007 and 2008, borrowings of $9,339,101 and $5,706,246, respectively, were guaranteed by Mr. Shawn Qu, Chairman, President and Chief Executive Officer of the Company.

On July 19, 2007, CSI Cells Co., Ltd. entered into a syndicate loan agreement with local Chinese commercial banks for the expansion of solar cell production capacity. The total credit facility under this agreement is

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$30.0 million or equivalent RMB amount with two tranches. The first tranche has a credit limit of $10.0 million, which requires repayment within one year. The second tranche has a credit limit of $20.0 million which requires repayment of $10.0 million in 2009 and $10 million in 2010. CSI Cells Co., Ltd. has fully utilized the credit facility drawing of $5.0 million in US dollars and $25.0 million in RMB. Both tranches bear interest at a floating rate of six-month LIBOR+0.8% for US dollar denominated borrowings or the base interest rate published by People’s Bank of China for the same maturity for RMB denominated borrowings. Interest under the first tranche is due monthly in arrears and interest under the second tranche is due quarterly in arrears. Outstanding borrowings under this agreement were $17,866,203 and $31,312,012 at December 31, 2007 and 2008, respectively, and were secured by the land use right and buildings of CSI Cells Co., Ltd and are guaranteed by Canadian Solar Inc. The borrowing contains financial covenants which require that for any fiscal year, (i) the ratio of total liabilities to EBITDA be no higher than 3.21, (ii) the ratio of operating cash flows to liabilities be no lower than 0.25 and (iii) the ratio of liabilities to assets be no higher than 60%. CSI Cells Co., Ltd. failed to meet all of these covenants as of December 31, 2008. As CSI Cells Co., Ltd. has not obtained a written waiver from the banks, the total outstanding balance as of December 31, 2008 is subject to accelerated repayment and has been classified as a short-term borrowing.

On July 19, 2007, CSI Solar Manufacture Inc. entered into a syndicated loan agreement with local Chinese commercial banks for working capital purposes. The total credit facility under this agreement is $20.0 million and is available for three years. Each withdrawal is to be repaid within one year. The borrowing bears a floating interest rate of six-month LIBOR+0.8% for US dollar denominated borrowings or the base interest rate published by People’s Bank of China for the same maturity for RMB denominated borrowings. Interest is due monthly in arrears. The outstanding balance under this agreement was $13,000,000 and $10,000,000 as of December 31, 2007 and 2008 respectively, and was guaranteed by Canadian Solar Inc. The borrowing contains financial covenants which require that for any fiscal year, (i) the ratio of liabilities to assets be no higher than 65%, (ii) the ratio of accounts receivable balance to revenues be no higher than 45% and (iii) the current ratio be no lower than 125%. CSI Solar Manufacture Inc. met all of the above financial covenants as of December 31, 2007 and 2008.

b)	Long-term

The average interest rate on long-term borrowings was 6.83% and 7.23% per annum for the years ended December 31, 2007 and 2008, respectively.

On February 14, 2008, CSI Cells Co., Ltd. entered into a loan agreement of $1,463,140 with the local government for the research and development of low-cost solar cells. The borrowing was unsecured, interest-free, has a maturity of three years and does not contain any financial covenants or restrictions.

On June 18, 2008, CSI Central Solar Power Co., Ltd. entered into a loan agreement with a local Chinese commercial bank for the purchase of properties. The total credit facility under this agreement is $20,483,960 which requires repayment of $5,852,560 and $14,631,400 in 2009 and 2010, respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2008 was $20,483,960 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.

On June 27, 2008, CSI Central Solar Power Co., Ltd. entered into a loan agreement with a local Chinese commercial bank for the construction of solar wafer production lines. The total credit facility under this agreement is $29,262,800 which requires repayment of $14,631,400 in 2010 and 2011. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2008 was $29,262,800 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future principal repayment on the long-term bank loans are as follows:

2009	$5,852,560
2010	29,262,800
2011	16,094,540
2012	—
2013 and after	—
Total	51,209,900
Less: future principal repayment related to long-term loan, current portion	(5,852,560)

Future principal repayment related to long-term loan	$45,357,340

c)	Interest expense

	Years Ended December 31
	2006	2007	2008
	$	$	$

Interest capitalized	—	46,617	1,188,135
Interest expense	2,193,551	2,367,131	11,265,576

Total interest incurred	2,193,551	2,413,748	12,453,711

8.	ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	At December 31,	At December 31,
	2007	2008
	$	$

Beginning balance	874,673	3,878,755
Warranty provision	3,015,715	6,978,411
Warranty costs incurred	(11,633)	(10,447)

Ending balance	3,878,755	10,846,719

9.	CONVERTIBLE NOTES

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Since the supplemental agreement removed the net settlement provision the Company was no longer required to bifurcate the conversion option. Accordingly, on March 30, 2006, the Company derecognized the embedded derivative liability related to the conversion option. Because the early redemption put option continues to meet the definition of a derivative instrument after the March 30, 2006 modification, the early redemption option continues to be recorded by the Company as a derivative liability and reported at its fair value with changes in its fair value recognized in the statements of operations. The early redemption option was valued by an independent valuer using the Black-Scholes option pricing model.

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

Share split  Immediately following the full conversion of all notes, the outstanding common shares owned by Mr. Shawn Qu and the note holders will be split on a 1.17 for 1 basis such that the aggregate shareholding of the note holders in the Company following the share split shall be 23.79%, or a conversion ratio of $4.94, effectively the original conversion ratio on a post-split basis.

On July 1, 2006, the notes of an aggregate principal amount of $11,750,000 were converted into 2,036,196 common shares.

On July 1, 2006, Mr. Shawn Qu, the sole shareholder prior to conversion of the notes entered into a put option agreement with the note holders to grant the note holders an option to sell back all the common shares from conversion of the notes to Mr. Shawn Qu at the principal amount of the notes of $11,750,000. The put option is exercisable from time to time in whole or in part (i) at any time from March 31, 2007 (inclusive) to April 10, 2007 (inclusive) in the event that the Company has not completed a Qualified IPO on or before March 31, 2007 or (ii) at any time after the occurrence and during the continuance of an event of default. On July 1, 2006, Mr. Shawn Qu, stockholder of the Company, pledged 6,757,000 shares in favor of the note holders. The put option terminated upon the initial public offering on November 9, 2006.

On July 11, 2006, the Board of Directors approved the share split on a 1.17 for 1 basis for the shares owned by Mr. Shawn Qu and the note holders. On October 19, 2006, the Board of Directors approved the share split on a 2.33 for 1 basis for 9,000,000 shares owned by Mr. Shawn Qu and the note holders. After the share split, 15,427,995 shares are owned by Mr. Shawn Qu, 5,542,005 are owned by the note holders. All share information relating to common shares of the Company in the accompanying financial statements have been adjusted retroactively.

When the note holders converted all of their convertible notes into the Company’s common shares on July 1, 2006, they acknowledged and agreed that Mr. Shawn Qu’s right to the Company’s retained earnings as of February 28, 2006 under the dividend provision of the convertible notes would remain in effect. The note holders and Mr. Shawn Qu agreed to give effect to Mr. Shawn Qu’s right by:

(i) the transfer to Mr. Shawn Qu of 108,667 common shares from the note holders; and

(ii) the issue under the Company’s stock-based compensation plan of (a) 116,500 restricted shares, and (b) options to purchase 46,600 common shares at an exercise price of $4.29 per common share, both with vesting periods of four years, to Hanbing Zhang, who is the wife of Mr. Shawn Qu.

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

Offering costs incurred for the issuance of the 2007 Notes amounted to $3,351,634, which were deferred and amortized through interest expense over the period from December 10, 2007, the date of issuance, to December 24, 2012, the earliest redemption date, using the effective interest rate method. Amortization expense of $55,861 and $243,729 was recorded for the years ended December 31, 2007 and 2008, respectively.

On May 27, 2008, the Company offered to increase the conversion rate, based on a specified formula, to induce the holders of the 2007 Notes to convert their notes into the Company’s common shares (the “Offer”) on or before June 24, 2008.

On June 27, 2008, the Company announced an increased conversion rate of 53.6061 in accordance with the terms of the Offer and issued 3,966,841 common shares in exchange for $74 million in principal amount of the 2007 Notes. The induced conversion resulted in a charge to earnings of $10,170,118, which was equal to the fair value of all common shares and cash consideration transferred in the transaction in excess of the fair value of the common shares issuable pursuant to the original conversion terms. In addition, upon conversion, $3,016,287 in unamortized debt issuance costs were reclassified to common shares.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $82,408,533 and $178,287,562 as of December 31, 2007 and 2008, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	INCOME TAXES

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Income (Loss) before Income Tax
Canada	(15,218,572)	(2,628,043)	(32,968,698)
Other	6,220,702	2,233,389	33,496,558

	(8,997,870)	(394,654)	527,860

Current Tax
Canada	(115,061)	569,396	9,268,794
Other	363,719	471,220	2,837,939

	248,658	1,040,616	12,106,733

Deferred Tax
Canada	263,309	(263,279)	834,187
Other	(79,973)	(962,315)	(3,024,814)

	183,336	(1,225,594)	(2,190,627)

Total Income Tax Provision
Canada	148,248	306,117	10,102,981
Other	283,746	(491,095)	(186,875)

	431,994	(184,978)	9,916,106

The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 36.12%, 36.12% and 33.50% for the years ended 2006, 2007 and 2008, respectively.

The major operating subsidiaries, CSI Solartronics (Changshu) Co., Ltd., CSI Solar Manufacture Inc., CSI Cells Co., Ltd., CSI Central Solar Power Co., Ltd., and Changshu CSI Advanced Solar Inc. were governed by the PRC Enterprise Income Tax Law (“EIT Law”), which replaced the old Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax regulations (the old “FEIT Law”) effective from January 1, 2008.

Pursuant to the old FEIT Law, foreign-invested manufacturing enterprises were subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, a preferential tax rate (24% or 15% of state income tax) was available for foreign-investment manufacturing enterprises located in specific geographical areas. In addition, under the old FEIT Law, foreign-invested manufacturing enterprises were entitled to tax exemption from the state income tax for their first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years. Local income tax was fully exempted during the tax holiday.

On March 16, 2007, the PRC government promulgated the EIT Law. The PRC EIT Law provides that enterprises established under the laws of foreign jurisdictions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC EIT at the rate of 25% on worldwide income. While the Chinese tax residency concept of place of management and control is vaguely defined in the new EIT Law, the Implementation Rules (“IRs”) of the new EIT Law look to substantial and

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprehensive management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise.

Under the new EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the new EIT Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (e.g. tax rate of 15%) will continue to be given to companies in certain encouraged sectors and to entities classified as state-encouraged “New High Technology” companies regardless of whether they are domestically-owned enterprises or FIEs. In 2008, CSI Solartronics (Changshu) Co., Ltd. was recognized as a state-encouraged “New High Technology” company and was entitled to a 15% preferential tax rate for fiscal 2008.

The new EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new EIT Law and which were entitled to a preferential lower tax rate and tax holiday under the old FEIT Law or regulations. The tax rate of such enterprises will transition to the 25% uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the new EIT Law, may continue to be enjoyed until the end of the tax holiday.

Subject to the circular promulgated by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular. With respect to our PRC operations, the “two-year exemption” and “three-year half reduction” tax preferential policies enjoyed by our PRC subsidiaries are included in the scope of those grandfathered by the Implementation Circular.

Accordingly, from January 1, 2008, the tax rates applicable on the Company’s major operating subsidiaries are summarized as follows:

Company	Tax Rate under the old FEIT law	Tax holiday under the old EIT Law	Transitional Tax rate under the new EIT Law

CSI Solartronics (Changshu) Co., Ltd.	27% (24% state tax + 3% local tax)	2-year exemption ended December 31, 2003 + 3 year half reduction ended December 31, 2006; 12% for 2007 due to the technology advanced enterprise status	15% (obtained “New High Technology” status under the new EIT law in 2008)

CSI Solar Manufacture Inc.	18% (15% state tax + 3% local tax)	2-year exemption ended December 31, 2006 + 3 year half reduction ended December 31, 2009	12.5% (half reduction on 25%) for 2008 and 2009 and 25% for 2010 and after

CSI Cells Co., Ltd.	27% (24% state tax + 3% local tax)	2-year exemption ended December 31, 2008 + 3 year half reduction ended December 31, 2011	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)

CSI Central Solar Power Co., Ltd.	33% (30% state tax + 3% local tax)	2-year exemption ended December 31, 2008 + 3 year half reduction ended December 31, 2011	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)

Changshu CSI Advanced Solar Inc.	27% (24% state tax + 3% local tax)	2- year exemption ended December 31, 2009 + 3 year half reduction ended December 31, 2011	Exempted for 2008 and 2009 and 12.5% for 2010, 2011 and 2012 (half reduction on 25%)

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the EIT Law and IRs issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to the Company, could be exempt from Chinese dividend withholding tax. However, dividends from the Company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate. Undistributed earnings of the Company’s foreign subsidiaries of approximately $49.3 million at December 31, 2008 are considered to be indefinitely reinvested and no provision for withholding taxes has been provided thereon.

Effective from January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The adoption of FIN 48 reduced retained earnings as of January 1, 2007, by $612,199, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with the Company’s policies, it accrues and classifies interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The amount of interest and penalties as of January 1, 2007 was approximately $65,467, and the additional interest and penalties as of December 31, 2007 and 2008 was approximately $197,636 and $588,671, respectively. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

The Company is subject to taxation in Canada and China. The Company’s tax years from 2004 through 2008 are subject to examination by the tax authorities of Canada. With few exceptions, the Company is no longer subject to federal taxes for years prior to 2005 and Ontario taxes for years prior to 2004. The Company’s tax years from 2002 through 2008 are subject to examination by the PRC tax authorities due to its permanent establishment in China.

The Company’s major operating entity in China is subject to examination by the PRC tax authorities from 2003 through 2008 on non-transfer pricing matters, and from inception through the end of 2008 on transfer pricing matters.

The following table indicates the changes to the recorded liabilities for the Company’s unrecognized tax benefits for the years ended December 31, 2007 and 2008, respectively. The term “unrecognized tax benefits” in FIN 48 refers to the differences between a tax position taken or expected to be taken in a tax return and the benefit measured and recognized in the financial statements in accordance with the guidelines of FIN 48.

	At December 31,	At December 31,
	2007	2008
	$	$

Beginning balance	612,199	2,278,482
Gross increases — additions for tax positions and the additional interest and penalties taken for the year	1,666,283	6,425,348

Ending balance	2,278,482	8,703,830

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal components of deferred income tax assets are as follows:

	At December 31,	At December 31,
	2007	2008
	$	$

Deferred tax assets:
Issuance costs	2,439,086	3,584,143
Accrued warranty costs	1,260,517	3,448,387
Inventory write-down	247,982	2,138,259
Foreign tax credit	1,048,175	1,064,301
Net loss carried forward	1,123,320	—
Others	663,447	893,387

Total deferred tax assets	6,782,527	11,128,477

Analysis as:
Current	2,816,641	4,130,559
Non-current	3,965,886	6,997,918

	6,782,527	11,128,477

Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Combined federal and provincial income tax rate	36%	36%	34%
Taxable income (loss) not included in pre-tax income (loss)	(5)%	701%	1,540%
Expenses not deductible for tax purpose	(55)%	(1,126)%	1,037%
Tax exemption and tax relief granted to the Company	16%	341%	(1,000)%
Effect of different tax rate of subsidiary operation in other jurisdiction	7%	132%	(708)%
FIN 48 liability	—	(144)%	1,495%
Change of tax rates in the following years	(2)%	65%	(644)%
Exchange gain (loss)	(2)%	42%	125%

	(5)%	47%	1,879%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2006	2007	2008
	$	$	$

The aggregate dollar effect	1,429,352	1,345,726	5,281,258

Per share effect — basic and diluted	0.08	0.05	0.17

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Loss available to common stockholder — basic and diluted	$(9,429,864)	$(209,676)	(9,388,246)

Weighted average number of common shares — basic and diluted	18,986,498	27,283,305	31,566,503

Basic and diluted loss per share	$(0.50)	$(0.01)	$(0.30)

Diluted loss per share calculation excludes 2,361,376, 468,947 and 790,933 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for 2006, 2007 and 2008, respectively, as their effect would have been anti-dilutive.

13.	RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

The amount due to related party as of December 31, 2008 is a government award payable to Mr. Shawn Qu, CEO, director and stockholder of the Company, who has beneficial interest in the Company.

The amount due to related party as of December 31, 2007 represents consulting fees payable to Swift Allies Inc., owned by Mr. Shawn Qu, CEO, director and stockholder of the Company. The amount of consulting fee payable was unsecured and interest free and was fully repaid during the year ended December 31, 2008.

Related party transactions:

The Company borrowed $30 million in June 2008 from Mr. Shawn Qu, CEO, director and stockholder of the Company, with an interest rate of 7%. The borrowing was used for working capital purposes and was repaid in December 2008.

During the years ended December 31, 2006, 2007 and 2008, the Company paid loan interest to Mr. Shawn Qu, CEO, director and stockholder of the Company, in the amount of $nil, $nil and $737,543, respectively.

14.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 1 to 97 months and are renewable upon negotiation. Rental expenses were $218,785, $521,778, $1,202,904 for the years ended December 31, 2006, 2007 and 2008, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2008 were as follows:

December 31	$

2009	930,012
2010	514,708
2011	47,462
2012	29,884
2013 and after	124,516

Total	1,646,582

b)	Property, plant and equipment purchase commitments

As of December 31, 2008, short-term commitments outstanding for the purchase of property, plant and equipment approximated $55,704,628.

c)	Supply purchase commitments

In order to secure future silicon materials, solar wafers and solar cell supply, the Company entered into several long-term supply agreements with overseas and domestic suppliers in the past four years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of silicon materials, solar wafers and solar cells, and the Company has made prepayments to these suppliers in accordance with the supply contracts. The prices of some supply contracts were pre-determined and others were subject to adjustment to reflect the prevailing market level when transactions occur.

The total purchases under these long-term agreements were $3 million, $50 million and $45 million in 2006, 2007 and 2008, respectively.

In addition, the Company has entered into several short-term purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2008, future minimum purchases outstanding under the agreements approximated $25,822,140.

The following is a schedule, by year, of future minimum obligation under all supply agreements as of December 31, 2008:

Twelve Months Ending December 31:

2009	$296,344,577
2010	627,281,028
2011	765,861,464
2012	774,894,841
2013	738,161,388
Thereafter	1,354,886,978

Total	$4,557,430,276

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	SEGMENT INFORMATION

The Company primarily operates in a single reportable business segment that includes the design, development and manufacture of solar power products.

The following table summarizes the Company’s net revenues generated from different geographic locations:

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Europe:
— Germany	38,787,860	206,740,573	438,101,658
— Spain	7,825,860	64,628,868	188,133,256
— Others	5,367,063	15,218,476	4,912,021

Europe Total	51,980,783	286,587,917	631,146,935

Asia:
— China	14,091,562	6,608,046	25,356,557
— Others	109,061	6,996,651	16,214,174

Asia Total	14,200,623	13,604,697	41,570,731

America	2,030,850	2,605,057	32,288,690

Total net revenues	68,212,256	302,797,671	705,006,356

Substantially all of the Company’s long-lived assets are located in the PRC.

16.	MAJOR CUSTOMERS

Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31
	2006	2007	2008
	$	$	$

Company A	*	60,119,666	103,620,514
Company B	*	43,540,156	88,628,315
Company C	*	60,361,058	76,660,435
Company D	—	63,926,118	*
Company E	9,737,337	*	*
Company F	6,893,121	*	—
Company G	9,189,588	—	—

*	Less than 10%

The accounts receivable from the three customers with the largest receivable balances represents 42%, 29%, 10% of the balance of the account at December 31, 2007, and 55%, 18%, 16% of the balance of the account at December 31, 2008, respectively.

17.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 18% of the applicable payroll cost. The expense paid by the Company to these

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

defined contributions schemes was $79,982, $351,822 and $1,408,764 for the years ended December 31, 2006, 2007 and 2008, respectively.

In addition, the Company is required by PRC law to contribute approximately 9%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $87,281, $335,891 and $1,294,408 for the years ended December 31, 2006, 2007 and 2008, respectively.

18.	SHARE OPTIONS

Prior to 2006, the Company did not grant share-based awards to employees, directors or external consultants who rendered services to the Company.

On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors or external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of one percent (1%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the Board of Directors or a committee designated by the Board. The share incentive plan will expire on, and no awards may be granted after, March 15, 2016. Under the terms of the share incentive plan, options are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares and expire ten years from the date of grant.

Options to Employees

As of December 31, 2008, there was $7,341,136 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 1.98 years. During the year ended December 31, 2006, 2007 and 2008, $3,612,911, $4,833,422 and $6,477,909 was recognized as compensation expense, respectively. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2006, 2007 and 2008.

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

For all stock options granted before December 31, 2006, the Company used the Black-Scholes option-pricing model to estimate the fair value of each stock option grant. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Effective from January 1, 2007, the Company began utilizing the Binomial option-pricing model as the Company believes that such model produces a more accurate result in estimating the fair value of stock options.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following assumptions were used to estimate the stock options granted in 2006, 2007 and 2008:

	2006	2007	2008

Risk free rate	5.27%~5.72%	5.31%~6.15%	5.14%~5.95%
Average expected exercise term	6.13 years	n/a	n/a
Volatility ratio	66%~69%	79%~81%	78%~79%
Dividend yield	—	—	—
Annual exit rate	n/a	6%	8%
Suboptimal exercise factor	n/a	3.27	3.27~3.70

A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number	Exercise	Contract	Aggregate
	of Options	Price	Terms	Intrinsic Value
		$		$

Options outstanding at January 1, 2008	1,630,395	5.55
Granted	217,336	34.00
Exercised	(391,143)	4.95
Cancelled or Forfeited	(87,715)	4.18

Options outstanding at December 31, 2008	1,368,873	10.33	8 years	2,285,886

Options vested or expected to vest at December 31, 2008	1,298,614	10.41	8 years	2,150,374

Options exercisable at December 31, 2008	568,900	12.61	8 years	737,372

The weighted average grant-date fair values of options in 2006, 2007 and 2008 were $12.98, $6.13 and $22.15, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006, 2007 and 2008 was $nil, $650,086 and $13,594,533, respectively.

Options and Restricted shares to Non-employees

On June 30, 2006, the Company granted 116,500 restricted shares to certain consultants for services to be rendered in the two-year period from the date of grant. These shares vested on the anniversary date of June 30, 2007 and 2008 on the straight-line basis. On April 13, 2007, the Company granted 11,650 share options to its external consultants in exchange for its consulting services. The options had an exercise price of $15 and vested immediately. The Company recorded compensation expenses of $488,392, $952,693 and $1,521,353 during the years ended December 31, 2006, 2007 and 2008 over the vesting period, with the final computation of fair value measured on the vesting date of these non-employee awards.

Restricted shares to Employees

The Company granted 333,190 and 116,500, restricted shares to employees in May 2006 and July 2006, respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four years based on the specific terms of the grants. The difference between the exercise price of the options and the fair market value of the Company’s ordinary share at the date of grant resulted in total compensation cost of approximately $7.1 million that will be recognized ratably over the vesting period. During the years ended December 31, 2006, 2007 and 2008, $2,043,576, $3,315,677 and $1,102,740 were amortized as compensation expenses, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, there was $646,536 of total unrecognized share-based compensation related to unvested restricted share awards. That cost is expected to be recognized over an estimated weighted average amortization period of 1.57 years.

A summary of the status of the Company’s unvested restricted shares granted to both employee and non-employee is presented below:

		Weighted Average
	Number of	Grant-Date
	Shares	Fair Value
		$

Unvested at January 1, 2008	311,055	15.83
Granted	—	—
Vested	(252,805)	16.22
Cancelled or Forfeited	—

Unvested at December 31, 2008	58,250	14.12

The total fair value of restricted shares vested during the year ended December 31, 2006, 2007 and 2008 was $nil, $4,138,995 and $6,365,572, respectively.

19.	SUBSEQUENT EVENTS

Subsequent to December 31, 2008, the following events occurred:

During the first quarter of 2009, the Company executed several agreements with Chinese commercial banks for working capital loans totaling $41.7 million with maturities ranging from six months to one year and bearing interest from 2.936% to 5.310% per annum.

Additional Information — Financial Statements Schedule 1

Canadian Solar Inc.

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.’s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2007 and 2008 of $82,408,533 and $178,287,562 , respectively, exceeded the 25% threshold.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Financial Information of Parent Company
Balance Sheets

	December 31,
	2007	2008
	$	$

ASSETS
Current assets:
Cash and cash equivalents	22,411,660	13,289,610
Accounts receivable, net of allowance for doubtful accounts of $204,382 and $5,062,312 at December 31, 2007 and 2008, respectively	59,990,021	46,682,715
Inventories	895,472	3,257,231
Advances to suppliers	3,359,795	1,005,903
Amounts due from related parties	43,250,443	83,496,732
Deferred tax assets	2,226,879	1,396,854
Prepaid expenses and other current assets	848,270	624,118

Total current assets	132,982,540	149,753,163
Advances to suppliers	4,102,711	12,528,000
Investment in subsidiaries	94,130,246	229,598,581
Deferred tax assets	3,609,116	5,512,202
Other non-current assets	3,295,775	3,057,175

TOTAL ASSETS	238,120,388	400,449,121

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	2,536,003	124,742
Amounts due to related parties	22,671,919	44,986,636
Other current liabilities	5,946,606	3,981,007

Total current liabilities	31,154,528	49,092,385
Accrued warranty costs	3,421,505	9,491,459
Convertible notes	75,000,000	1,000,000
Liability for uncertain tax positions	2,278,482	8,703,830

TOTAL LIABILITIES	111,854,515	68,287,674

Stockholder’s equity:
Common shares — no par value: unlimited authorized Shares, 27,320,389 shares issued and outstanding, as of December 31, 2007; 35,744,563 shares issued and outstanding, as of December 31, 2008	97,454,214	294,707,048
Additional paid-in capital	26,435,689	35,537,691
Accumulated deficit	(3,604,572)	(12,992,818)
Accumulated other comprehensive income	5,980,542	14,909,526

Total stockholders’ equity	126,265,873	332,161,447

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	238,120,388	400,449,121

Financial Information of Parent Company
Statements of Operations

	Years Ended December 31
	2006	2007	2008
	$	$	$

Net revenues	77,427,512	323,884,241	624,574,503
Cost of revenues	74,844,151	313,554,507	624,628,119

Gross profit (loss)	2,583,361	10,329,734	(53,616)

Operating expenses:
Selling expenses	2,510,642	3,382,165	4,455,132
General and administrative expenses	5,903,722	12,504,867	19,553,100
Research and development expenses	76,084	405,784	622,383

Total operating expenses	8,490,448	16,292,816	24,630,615

Loss from operations	(5,907,087)	(5,963,082)	(24,684,231)
Other income (expenses):
Interest expense	(1,598,415)	(409,179)	(3,465,019)
Interest income	304,636	316,175	3,557,683
Loss on change in fair value of derivatives related to convertible notes	(8,186,500)	—	—
Debt conversion inducement expense	—	—	(10,170,118)
Foreign exchange gain (loss)	(165,498)	2,582,256	1,789,748
Other — net	121,529	(140,972)	—

Loss before income taxes	(15,431,335)	(3,614,802)	(32,971,937)
Income tax expense	(125,606)	(145,141)	(10,102,981)
Equity in earnings of subsidiaries	6,127,077	3,550,267	33,686,672

Net loss	(9,429,864)	(209,676)	(9,388,246)

Loss per share — basic and diluted	$(0.50)	$(0.01)	$(0.30)

Shares used in computation — basic and diluted	18,986,498	27,283,305	31,566,503

Financial Information of Parent Company
Statements of Cash Flows

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Operating activities:
Net loss	(9,429,864)	(209,676)	(9,388,246)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	—	757
Allowance for doubtful debts	17,445	188,894	4,880,241
Loss on change in fair value of derivatives related to convertible notes	8,186,500	—	—
Amortization of discount on debt	722,053	55,861	243,729
Equity in earnings of subsidiaries	(6,127,077)	(3,550,266)	(33,686,672)
Share-based compensation	6,144,879	9,101,792	9,102,002
Debt conversion inducement expense	—	—	10,170,118
Changes in operating assets and liabilities:
Inventories	(355,654)	1,519,318	(2,361,759)
Accounts receivable	(402,208)	(53,876,699)	8,430,376
Amounts due from related parties	(16,984,917)	(16,306,266)	(40,246,289)
Advances to suppliers	(2,469,789)	(1,742,545)	(6,074,708)
Other current assets	(316,269)	214,999	224,152
Accounts payable	(2,888,641)	2,026,184	(2,411,261)
Advances from customers	(1,607,870)	1,198,017	(1,483,914)
Amounts due to related parties	(1,786,340)	16,392,265	22,314,717
Accrued warranty costs	275,746	2,817,725	6,069,954
Other current liabilities	247,719	597,410	(100,189)
Liability for uncertain tax positions	—	1,666,283	6,425,348
Deferred taxes	168,049	(959,255)	2,429,153

Net cash used in operating activities	(26,606,238)	(40,865,959)	(25,462,491)

Investing activities:
Investment in subsidiaries	(46,800,000)	(20,460,000)	(93,600,000)
Purchase of equity investment	—	—	(3,000,000)
Purchases of property, plant and equipment	—	—	(22,174)

Net cash used in investing activities	(46,800,000)	(20,460,000)	(96,622,174)

Financing activities:
Proceeds from short-term borrowings	—	—	30,000,000
Repayment of short-term borrowings	(1,300,000)	—	(30,000,000)
Proceeds from issuance of convertible notes	3,650,000	75,000,000	—
Issuance cost paid on convertible notes	(571,315)	(2,970,138)	(381,900)
Proceeds from issuance of common shares, net off issuance costs	83,323,942	—	110,659,864
Proceeds from exercise of stock options	—	151,823	1,937,330

Net cash provided by financing activities	85,102,627	72,181,685	112,215,294

Effect of exchange rate changes	121,661	(4,789,309)	747,321

Net increase in cash and cash equivalents	11,818,050	6,066,417	(9,122,050)
Cash and cash equivalents at the beginning of the year	4,527,193	16,345,243	22,411,660

Cash and cash equivalents at the end of the year	16,345,243	22,411,660	13,289,610

Supplemental disclosure of cash flow information:
Interest paid	(876,362)	(58,814)	(2,601,581)

Income taxes paid	—	(98,681)	—

Supplemental schedule of non-cash activities:
Issuance cost included in other payable	—	(381,496)	—

Conversion of convertible notes to ordinary shares	10,162,215	—	82,103,963