Form 20-F/A
period 2008-12-31
Canadian Solar Inc.
filed 2009-10-14
CIK 1375877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
For the transition period from      to
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
650 Riverbend Drive
Suite B
Kitchener, Ontario N2K 3S2
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
     35,686,313 common shares issued and outstanding, excluding 58,250 restricted shares which were subject to restrictions on voting, dividend rights and transferability, as of December 31, 2008
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
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
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

EXPLANATORY NOTE
          This Amendment No. 1 on Form 20-F/A to the annual report on Form 20-F of Canadian Solar Inc. (the “Company”) for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on June 8, 2009 (the “Form 20-F”), is being filed solely for the purposes of:
•	revising “Item 3.D – Key Information – Risk Factors – Risks Related to Our Company and Our Industry – Advance payments to our polysilicon and solar wafer suppliers and credit term sales offered to some of our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity” to describe the consequences if we are not able to renegotiate purchase price and volume terms of certain of our long-term supply agreements;

•	revising “Item 3.D – Key Information – Risk Factors – Risks Related to Our Company and Our Industry – Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with some of our polysilicon and wafer suppliers, and our cost of revenues and profitability could be materially and adversely affected if we fail to adjust such costs in a timely manner” to clarify our relationships with our long-term suppliers and the risks relating to our obligations under certain of our long-term supply agreements;

•	adding an additional risk factor – “We have not obtained the approvals from the PRC National Development and Reform Commission, or the NDRC, for some of our operational projects in China, which may have a material adverse effect on our business, results of operations and prospects” – to “Item 3.D – Key Information – Risk Factors – Risks Related to Our Company and Our Industry;”

•	revising “Item 4.B – Business Overview – Supply Chain Management” in order to clarify our relationships with suppliers of silicon raw materials and solar cells;

•	revising “Item 4.B – Business Overview – Markets and Customers” in order to expand our discussion of renewable energy laws and policies in Germany;

•	disclosing our outstanding bank lines in “Item 5.B – Liquidity and Capital Resources;”

•	revising “Item 7.B – Related Party Transactions” to update and provide additional information related to our transactions with related parties; and

•	updating “Item 19 – Exhibits” in order to include i) Exhibit 4.7 Promissory Note between Canadian Solar Inc. and Shawn (Xiaohua) Qu dated June 5, 2008, ii) Exhibit 4.8 English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd. dated June 27, 2008, and iii) Exhibit 4.9 English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Solar Power Inc. and Jiangxi LDK Solar Hi-Tech Co., Ltd. dated June 27, 2008.
          We are including in this Amendment No. 1 to Form 20-F currently-dated certifications by our principal executive officer and our principal financial officer. This Amendment No. 1 to Form 20-F speaks as of the date of the initial filing of the Form 20-F, except for the certifications referenced above. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Item 3. KEY INFORMATION
D. Risk Factors
 Risks Related to Our Company and Our Industry
Advance payments to our polysilicon and solar wafer suppliers and credit term sales offered to some of our customers expose us to (i) credit risks with respect to such suppliers and customers and (ii) the risk of not recouping our advance payments if we purchase insufficient quantities of wafers from our suppliers, each of which could have a material adverse effect on our results of operations.
     Under supply contracts with certain of our multi-year solar wafer suppliers, and consistent with historical industry practice, we have made advance payments to some of our suppliers prior to the scheduled delivery dates for polysilicon and solar wafer supplies. The advance payments were made without collateral for such payments and are credited against the purchase prices that we are required to pay under the agreements. As of December 31, 2008, the balance of non-refundable advance payments that we made to LDK Solar Co., Ltd., or LDK, Deutsche Solar AG, or Deutsche Solar, and Jaco Solarsi Limited, or JACO, was $14.8 million, $12.5 million and $8.5 million, respectively. Due to the decline in market prices for solar wafers beginning in the fourth quarter of 2008, we have not commenced purchasing solar wafers under our ten-year supply agreements with LDK while we are renegotiating the price and volume terms of such agreements. In addition, we have reduced our purchases of solar wafers under our three-year agreement with LDK and our twelve-year agreement with Deutsche Solar. We are renegotiating the unit price and volume terms under the two ten-year agreements with LDK as well as our twelve-year agreement with Deutsche Solar. If we cannot successfully renegotiate and satisfy the purchase volume requirements under these agreements, we may not be able to recoup these advance payments. In addition, we offer some customers unsecured short-term and/or medium-term credits based on our relationships with them and market conditions. As a result, our claims for such payments or sales credit would rank as unsecured claims, which would expose us to the credit risks of our suppliers and/or customers in the event of their insolvency or bankruptcy. We employ a number of mechanisms to mitigate credit sales risk, such as export credit insurance, factoring arrangements and letters of credit. Additionally, we have been renegotiating our supply agreements to obtain more favorable payment terms. However, these risks may have a material adverse effect on our financial condition, results of operations and liquidity.
Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with some of our polysilicon and wafer suppliers, and our cost of revenues and profitability could be materially and adversely affected if we fail to adjust such costs in a timely manner.

     In 2008, due to the shortages of polysilicon and solar wafer supplies, we entered into a number of multi-year supply agreements with some of our major silicon and wafer suppliers in an effort to secure raw materials to meet production demand. In response to the decline in prices of polysilicon and solar wafers, beginning in the fourth quarter of 2008, we have temporarily suspended our orders of polysilicon and solar wafers and have been renegotiating the unit price and volume terms with certain of these suppliers. In the first quarter of 2009, we entered into amendments to certain of our long term agreements, or reached mutual understandings with our long term suppliers, to (i) adjust purchase prices based on prevailing market prices at the time we place each purchase order, and (ii) revise the terms with respect to the quantity of products we are required to purchase, among other terms. However, we are still in the process of renegotiating certain long term agreements with LDK and Deutsche Solar. In the event that the prices of polysilicon or solar wafers continue to decrease and we are unable to successfully renegotiate these agreements, we may not be able to recoup our advance payments to these suppliers and we may be subject to penalties amounting to 1% of the purchase prices that we are required to pay, which could materially and adversely affect our results of operations. In addition, during such negotiations we may be subject to litigation if we cannot reach agreement with our suppliers. Such litigation may be costly and may divert management attention and other resources away from our business and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.
We have not obtained the approvals from the PRC National Development and Reform Commission, or the NDRC, for some of our operational projects in China, which may have a material adverse effect on our business, results of operations and prospects.
     According to the Interim Administrative Measures for the Examination and Approval of Foreign-invested Projects, or the Interim Measures, issued by the NDRC on October 9, 2004, a foreign invested-project should be approved by the NDRC or its local offices, and failure to obtain the NDRC’s approval may adversely affect a company’s ability to obtain the necessary approvals from, or to complete the registration procedures with, other government authorities administering project-related matters, such as land resources, city planning, workplace safety, taxation and foreign exchange, for its foreign-invested projects. In addition, the NDRC has recently strengthened its administration and regulation over foreign-invested projects by issuing the Circular on Further Strengthening and Regulating the Administration on Foreign-invested Project, or the Administration Circular, on July 8, 2008. According to the Administration Circular, a company with foreign-invested projects that were not approved by the NDRC may be required to take rectification measures and those projects that seriously violate applicable PRC regulations may be ordered to cease construction. In addition, a company that fails to obtain necessary NDRC approvals for its projects may not be entitled to certain tax reductions and exemptions for equipment purchases or other preferential policies.
     We have not obtained NDRC approvals for some of our operational projects in China. We do not believe our incidents of noncompliance with the Interim Measures constitute serious violations under the Administration Circular for the following reasons: (i) our projects generally fall into an “encouraged foreign investment industry” category under the Foreign Investment Industrial Guidance Catalogue and, therefore, comply with PRC foreign-invested industrial policies, and (ii) we have duly obtained approvals from other PRC government authorities and completed other regulatory registrations with respect to the construction of these projects. However, a detailed explanation as to what constitutes a “serious violation” under the Administration Circular has not yet been provided. In addition, we have completed the construction of substantially all of these projects and the NDRC has not issued any explanatory or implementation rules as to what penalties will be imposed on projects whose construction has been completed without proper NDRC approval. The NDRC may not interpret the current rules in our favor, or it may issue more stringent rules or regulations applicable to projects without proper NDRC approval in the future, which could materially and adversely affect our business, results of operations and prospects.
Item. 4 INFORMATION ON THE COMPANY
B. Business Overview
Supply Chain Management
     Our business depends on our ability to obtain a stable and cost-effective supply of solar wafers and cells. During the early years of our existence, there was a shortage of solar wafers and cells as a result of a shortage of high-purity silicon, due to the rapid growth of and demand for solar power. In early 2005, we began managing our supply chain to secure a reliable and cost-effective supply of solar cells, which allowed us to partially mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. We secure our supply of solar wafers and cells partially through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots and wafers and partially through the direct purchase of solar wafers and cells, in addition to producing our own solar cells. Further, we leverage the silicon and capital resources of our solar supply chain partners, such as independent solar cell producers, to partially meet our demand for solar cells at peak demand. While this strategy may reduce our gross margin, it has helped us to commit less capital in the form of prepayments to polysilicon manufacturers compared to other solar module producers of our size. Our flexible vertical integration model has also helped us to maintain a strong balance sheet during the current global economic downtown. We believe our supplier relationships and various short and long term contracts will afford us the volume of material required to meet our planned output. The shortage of high-purity silicon and solar wafers and cells began to ease during the third quarter of 2008, and the industry has experienced a relative oversupply of silicon materials since the fourth quarter of 2008. We are in the process of re-negotiating most of our long-term supply contracts to obtain more favorable and flexible pricing and other terms.
 Silicon Raw Materials
     Silicon feedstock, which consists of high-purity silicon and reclaimable silicon, is the building block of the entire solar power supply chain.
     In 2007, we entered into a three-year agreement with LDK, as supplemented in February 2008, pursuant to which (i) we purchase specified quantities of solar wafers and (ii) LDK converts our reclaimed silicon feedstock into wafers under a toll manufacturing arrangement. In 2008, we entered into two ten-year agreements with LDK pursuant to which we purchase specified quantities of solar wafers. In 2008, we entered into a two-year agreement with GCL Silicon Technology Holdings Inc., or GCL, pursuant to which we purchase specified quantities of polysilicon from GCL. We also entered into an agreement with GCL in 2008 for a six-year term commencing in 2010 pursuant to which we will purchase specified quantities of solar wafers. In addition, we entered into long-term agreements with suppliers such as Deutsche Solar, Neo Solar and JACO. As of December 31, 2008, our purchase obligations under our long-term agreements with LDK and GCL accounted for an aggregate of 72.1% of our commitments under long-term contracts.
     In 2009, we amended our three-year agreement with LDK and our agreements with GCL to (i) adjust purchase prices based on prevailing market prices at the time we place each purchase order, and (ii) revise terms with respect to the quantity of products we are required to purchase, among other terms. Furthermore, we reached a mutual understanding with Neo Solar and JACO in January 2009 to adjust purchase prices based on prevailing market prices at the time of each purchase. Based on this mutual understanding, we have been purchasing solar cells and silicon materials at prevailing market prices at the time we place each purchase order from Neo Solar and JACO since January 2009. As of December 31, 2008, our advance payments to Neo Solar and JACO under these long-term agreements that had not been credited against the purchase prices that we were required to pay under the respective agreements were nil and $8.5 million, respectively. We intend to sign amendments to the supply agreements with Neo Solar and JACO to document our mutual understanding with these companies. We do not have any definitive timeline as to when we will execute these amendments.
     We are still renegotiating the unit price and volume terms in the two ten-year agreements with LDK and our twelve-year agreement with Deutsche Solar. We have not commenced purchasing solar wafers from LDK under the two ten-year agreements. We are purchasing solar wafers from LDK under the three-year agreement and from Deutsche Solar under the twelve-year agreement, in each case, in reduced volumes, given the ample market supply of solar wafers at lower prices. Although we expect to continue to purchase from, and maintain solid relationships with, these long-term suppliers, we believe that given the current over-supply in the marketplace, we can obtain sufficient supplies of solar wafers for our estimated 2009 production requirements from other sources at competitive prices.
 Silicon Reclamation Program
     We believe that we were one of the first solar companies to process reclaimable silicon for the production of solar wafers and cells. We take reclaimable silicon from pot scraps, broken or unused solar wafers, and the top and tail discarded portions of silicon ingots and process it through our reclaiming facilities to recycle it for reuse in the solar supply chain. Due to the sharp rise in reclaimable silicon prices globally up through the first half of 2008, our silicon reclamation program has not been increasing in scale, but has maintained a steady production rate. As a result of the oversupply of silicon materials that developed in the fourth quarter of 2008, however, we expect this aspect of our operation to be less significant in the foreseeable future.
 Toll Manufacturing Arrangements
     We also have toll manufacturing arrangements to source solar wafers and solar cells, in addition to our internal solar cell manufacturing. Manufacturers of ingots, wafers and cells have historically faced over-capacity due to shortages of high-purity silicon. Presently, they face overcapacity due to soft end-market demand. Through our toll manufacturing arrangements, we provide manufacturers with silicon feedstock, which is returned in the forms of ingots, wafers and cells. We expect to reduce such arrangements in light of the rapid industry-wide capacity expansion in 2008 and softening demand beginning in the fourth quarter of 2008.
     Solar Wafers.  We currently purchase solar wafers from local and international suppliers, including LDK, ReneSola and Konca.
     Solar Cells.  In addition to our internal solar cell manufacturing and toll manufacturing arrangements with our solar cell suppliers, we currently purchase solar cells from a number of international and local suppliers. We have established strong relationships with cell suppliers to maintain a stable supply of cells at competitive prices. We intend to continue to purchase solar cells from our suppliers and to maintain our smaller scale toll manufacturing arrangements. As we expand our business, we will seek to diversify our cell supply channel mix to ensure flexibility in adapting to future changes in the supply of, and demand for, solar cells.
     UMgSi Cells. We entered into a research partnership and supply contract with a silicon manufacturer to develop a viable and reliable source of UMgSi in 2007.

Markets and Customers
          We currently sell our standard solar modules primarily to distributors, system integrators, including utilities, and OEM companies, as well as to large solar projects. Our distributor customers include companies that are exclusive solar power distributors and engineering and design firms that include our standard solar modules in their system installations. Our system integrator customers typically design and sell complete, integrated systems that include our standard solar modules along with other system components. We sell our solar modules and products to various manufacturers who either integrate these products into their own products or sell and market them as part of their product portfolio. Our standard solar module customers include leading solar power distributors and system integrators such as Solpower GmbH, Isofoton S.A. and Donauer. Our specialty solar modules and products customers include various manufacturers who incorporate our customized solar modules in their bus stop, road lighting and marine lighting products.
          As we expand our manufacturing capacity and enhance our brand name, we anticipate developing additional customer relationships in other markets and geographic regions to decrease our market concentration and dependence. We aim to increase our sales to customers located in several markets such as Germany, Spain, Italy, South Korea, Japan, the Czech Republic, China, the United States and Canada. These solar power markets have been significantly influenced by past and current government subsidies and incentives. While we expect to expand our markets, we expect that Germany and other European markets will continue to remain our major markets in the near future.
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

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany surpassing Japan in 2004 as the leading solar power market in terms of annual megawatt growth. According to Solarbuzz, the German market grew by 39.7% in 2008, from 1,328 MW at the end of 2007 to 1,855 MW at the end of 2008. Our products are used for large-size ground mounted solar power field, commercial rooftop and residential rooftop installations. The feed-in tariffs in Germany range from €0.319 to €0.410 per watt. The German feed-in tariff is scheduled to be reduced by 8-10% by the end of 2009, and by an additional 7-8% at the end of every year thereafter. Furthermore, the feed-in tariffs will decrease more quickly if production exceeds a legally determined amount. This means that solar system costs will likely fall more quickly than previously anticipated.

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

•	China. China’s Renewable Energy Law was passed in February 28, 2005 and went into effect on January 1, 2006. The Renewable Energy Law authorizes the relevant authorities to set favorable prices for the purchase of on-grid solar power–generated electricity and provides other financial incentives for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission further promulgated two implementation rules for the Renewable Energy Law. In addition, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.

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

•	Canada. In November of 2006, Canada’s largest province, Ontario, introduced a program of subsidies for renewable energy projects, including solar energy projects. Under that program, a fixed price of C$0.42 per kWh was offered for solar power transferred to the electrical grid. That program is to be replaced with a program of feed-in tariffs. The proposed price for solar power, under the feed-in tariff program, ranges from C$0.443 to C$0.80 per kWh depending on the system size and type. Contracts under the new program are expected to be for terms of 20 years.

•	South Korea. According to SolarBuzz, the South Korean market grew from 50 MW in 2007 to 276 MW in 2008. The South Korean government has established a number of initiatives to enhance self-sufficiency in energy supplies and invest in renewable energy systems. Under the Public Institution Renewable Obligation Law created in 2004, the government has mandated that newly built public facilities exceeding 3,000 square meters invest at least 5% of their construction expenses in renewable energy systems. The current feed-in tariff rate for systems ranges from 428 to 646 won per kWh depending on system size, while the system limit of 3 MW was removed and the national cap was increased from 100 to 500 MW. In late April, the Korean government announced a plan to execute the remaining of the feed-in-tariff program in three years and allocate 50 MW for installations and connections in 2009.

•	Japan. According to Solarbuzz, the Japanese market remained flat in 2008 at 230 MW, exhibiting no growth. The Japanese government has a long-term energy goal to install 4.82GW of PV by 2010, and is a signatory to the Kyoto Protocol, requiring it to reduce greenhouse gas emissions by 6% from the 1990 baseline level by 2012. Japan currently funds a number of key programs supporting domestic PV installations and has announced a plan to begin installing PV on federal buildings through 2012. As Japan will not likely reach its renewable energy (including solar) targets, Japan is considering increasing its incentives for PV installations.
Item. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
     For additional information on past convertible note issuances, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Issuance, Sale and Conversion of Convertible Notes.”
     In July 2008, we issued and sold 3,500,000 common shares in a follow-on public offering at a price to the public of $34.00 per common share. We received proceeds of $112.8 million from the offering.
     As of May 31, 2009, our bank lines had an aggregate capacity of $251.2 million. As of May 31, 2009, approximately $45.4 million of long-term borrowings, of which $29.3 million was secured by our plant and equipment, and $96.5 million of short-term borrowings, of which $31.3 million was secured by our land and buildings, were drawn under the bank lines. The long-term borrowings mature at various times during 2010 and 2011 and bear interest at rates of between 0% and 7.560% per annum. The short-term borrowings mature at various times during 2009 and 2010 and bear interest at rates of between 2.356% and 5.580% per annum. Our bank lines contain no specific extension terms but we have historically been able to obtain new short-term loans on terms similar to those of the maturing short term loans shortly before they mature. As of May 31, 2009, $109.3 million of short-term borrowings with terms of less than one year were available for drawdown under the bank lines at interest rates to be negotiated by the parties. As of May 31, 2009, no long-term borrowings remained available under the bank lines.
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
     We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments in cash between 10% to 30% of the purchase price from some of our customers, and require many of them to pay the balance of the purchase price by letters of credit at sight or 30 days in advance prior to delivery. In some cases, we extend short-term credit to customers after delivery. The prepayments are recorded as current liabilities under advances from customers, and amounted to $3.2 million as of December 31, 2006, $2.0 million as of December 31, 2007 and $3.6 million as of December 31, 2008. Until the letters of credit are drawn in accordance with their terms, or we collect sales credit, the balance of the purchase price is recorded as accounts receivable. As the market demand changes and we continue to diversify our geographical markets, we have increased and may continue to increase credit term sales to creditworthy customers after careful review of the customers’ credit standings and also acceptance of export credit insurance by the China Export Credit Insurance Corporation. Inventories have increased significantly due to the rapid growth of our operations and business. We kept a high level of inventories in order to meet the sales we had forecast for the fourth quarter of 2008, but many of the sales we had anticipated were cancelled and the materials purchased or goods manufactured remained in inventory. Allowance for doubtful accounts for accounts receivable and advances to suppliers was $0.4 million as of December 31, 2007 and $7.9 million as of December 31, 2008. The increase in allowance for doubtful accounts for accounts receivable and advances is primarily due to specific allowances that were made for major customers and suppliers from whom recoverability is in doubt because they had defaulted on payment and had no firm repayment schedule or collateral.
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
 Capital Expenditures
     We made capital expenditures of $7.1 million, $42.0 million and $104.8 million in 2006, 2007 and 2008, respectively. Our capital expenditures were used primarily to expand our facilities and purchase equipment for the expansion of our assembly lines for the production of solar modules and to build facilities and purchase equipment for the commencement of solar ingot and wafer production and the further expansion of our solar cell production. As of December 31, 2008, we have a total capital commitment of $55.7 million.
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

Item. 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
B. Related Party Transactions
 Shareholder Loans
     Dr. Qu, our chairman, president, chief executive officer and major shareholder, made loans to us from time to time during 2006 and 2007. These loans were unsecured, interest free and had no fixed repayment term. As of December 31, 2006 and 2007 these loans amounted to $101,489 and $5,615, respectively. These loans were settled as of March 31, 2008. In June 2008, Dr. Qu made a loan to us of $30.0 million. This loan was unsecured, bore interest at the rate of 7% per annum and had no fixed repayment term. As of December 31, 2008, we repaid Dr. Qu $30.7 million, including $737,543 in interest, in full satisfaction of our obligations to Dr. Qu.
 Guarantees and Share Pledges
     In March and April 2007, Dr. Qu fully guaranteed a one-year RMB39 million loan facility from the Construction Bank of China to CSI Solartronics. In June 2007, Dr. Qu also fully guaranteed a one-year $4.0 million loan facility from the Bank of Communications to CSI Manufacturing. Both of these loan facilities expired in 2008.
 Amounts Due to Related Parties
     Prior to December 2005, we paid Dr. Qu compensation for his services in the form of consultancy fees, on a quarterly basis, to a consulting company owned by him. The consultancy agreement was an oral arrangement and provided for consultancy fees to be paid to Dr. Qu’s consulting company in return for project consulting, general management and technology services that he provided to us. We terminated the consulting agreement with Dr. Qu’s company in November 2005. All consulting fees in the aggregate of $203,103, which were unsecured and interest free, were paid in March 2008. As of December 31, 2008, we had no outstanding balance payable to Dr. Qu for consulting fees.
     In 2008, Dr. Qu lent us $93,641, which he was awarded by Suzhou Science and Technology Bureau. This loan is interest free and has no fixed repayment term. As of December 31, 2008, the amount outstanding under this loan was $93,641.
 Employment Agreements
     See Item 6.C., “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”
 Equity Incentive Plan
     See Item 6.B., “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Remuneration—2006 Share Incentive Plan.”
Item. 19 EXHIBITS

Exhibit
Number	Description of Document

1.1	Amended Articles of Continuance (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)

2.1	Form of Equity Underwriting Agreement (incorporated by reference to Exhibit 1.1 from our Form 6-K (File No. 001-33107), initially filed with the SEC on July 17, 2008)

4.1	Form of amended Director Indemnity Agreement

4.2†	English translation of Supplementary Agreement between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi- Tech Co., Ltd. dated February 14, 2009, supplementing the original Wafer Supply Agreement dated October 17, 2007

Exhibit
Number	Description of Document

4.3†	English translation of Supplementary Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., CSI Cells Co., Ltd., Changshu CSI Advanced Solar Inc. and CSI Central Solar Power Co., Ltd., dated May 22, 2009, supplementing the original Polysilicon Supply Contract dated August 20, 2008 and the original Solar Wafer Supply Contract dated August 20, 2008

4.4†	Sales Contract between Canadian Solar Inc. and Solpower GmbH dated September 1, 2008

4.5†	Sales Contract between Canadian Solar Inc. and Iliotec Solar GmbH dated October 2, 2008

4.6†	Sales Contract between Canadian Solar Inc. and Iliotec International GmbH dated October 2, 2008

4.7*	Promissory Note between Canadian Solar Inc. and Shawn (Xiaohua) Qu dated June 5, 2008

4.8*†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd. dated June 27, 2008

4.9*†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Solar Power Inc. and Jiangxi LDK Solar Hi-Tech Co., Ltd. dated June 27, 2008

8.1	List of Subsidiaries

11.1	Code of Business Conduct (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed herewith

†	Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANADIAN SOLAR INC.

By: Name:	/s/ Shawn (Xiaohua) Qu Shawn (Xiaohua) Qu
Title:	Chairman, President and Chief Executive Officer
Date: October 13, 2009