Form 20-F
period 2009-12-31
Canadian Solar Inc.
filed 2010-08-19
CIK 1375877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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
650 Riverbend Drive, Suite B
Kitchener, Ontario, Canada N2K 3S2
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

42,745,360 common shares issued and outstanding, excluding 29,125 restricted shares which were subject to restrictions on voting, dividend rights and transferability, as of December 31, 2009.

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

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“CSI,” “we,” “us,” “our company” and “our” are to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries;

•	‘‘$,” “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“C$” are to the legal currency of Canada;

•	‘‘€” and “Euro” are to the legal currency of the European Economic and Monetary Union; and

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2009, which was RMB 6.8259 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Company and our Industry — Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for solar power;

•	our beliefs regarding the future shortage or availability of high-purity silicon;

•	our beliefs regarding our ability to resolve our disputes with suppliers with respect to our long-term supply agreements;

•	our beliefs regarding the rate at which solar power technologies will be adopted and the continued growth of the solar power industry;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and improved profitability;

•	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;

•	our beliefs and expectations regarding the use of upgraded metallurgical grade silicon materials (UMG-Si) and solar power products made of this material;

•	our ability to continue developing our in-house solar components production capabilities and our expectations regarding the timing and production capacity of our internal manufacturing programs;

•	our ability to secure adequate silicon and solar cells to support our solar module production;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. We cannot predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

 PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial and Operating Data

The following selected statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this annual report.

All of our audited financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of US$, except share and per share data, and operating data and percentages)

Statement of operations data:
Net revenues	$18,324	$68,212	$302,798	$705,006	$630,961
Net income (loss)	$3,804	$(9,430)	$(175)	$(7,534)	$22,646
Earnings (loss) per share, basic	$0.25	$(0.50)	$(0.01)	$(0.24)	$0.61
Shares used in computation, basic	15,427,995	18,986,498	27,283,305	31,566,503	37,137,004
Earnings (loss) per share, diluted	$0.25	$(0.50)	$(0.01)	$(0.24)	$0.60
Shares used in computation, diluted	15,427,995	18,986,498	27,283,305	31,566,503	37,727,138
Other financial data:
Gross margin	38.8%	18.1%	7.9%	10.1%	12.4%
Operating margin	28.5%	1.6%	(0.6)%	3.4%	1.0%
Net margin	20.8%	(13.8)%	(0.1)%	(1.1)%	3.6%
Selected operating data:
Products sold (in MW)
— Standard solar modules	3.4	14.7	83.4	166.5	296.6
— Specialty solar modules and products	0.7	0.2	—	—	—

Total	4.1	14.9	83.4	166.5	296.6

Average selling price (in $ per watt)
— Standard solar modules	$3.92	$3.97	$3.75	$4.23	$2.13

	As of December 31,
	2005	2006	2007		2008		2009
	(In thousands of US$, except share data)

Balance Sheet Data:
Total assets	$27,430	$129,634	$277,622		$570,654		$1,038,703
Net assets	$6,967	$112,904	$134,501		$332,254		$466,001
Long-term debt	$—	$—	$17,866		$45,357		$29,290
Convertible notes	$3,387	$—	$59,885		$830		$866
Capital stock	$211	$97,302	$97,454		$395,154		$500,322
Number of shares outstanding(1)	15,427,995	27,270,000	27,320,389	(1)	35,686,313	(1)	42,745,360	(1)

(1)	Excluding 566,190, 58,250 and 29,125 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2007, 2008 and 2009, respectively.

Exchange Rate Information

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. We conduct our business in an industry that generally uses the U.S. dollar as its currency of reference. Since a substantial portion of our operating activities and substantially all of our financing and investing activities are conducted using U.S. dollars, our management believes that the U.S. dollar is the most appropriate currency to use as our functional currency and as our reporting currency for our consolidated financial statements.

All of our subsidiaries in China use the Renminbi as their functional currency and some of our overseas subsidiaries use the Japanese Yen or the Euro as their functional currency. We record transactions denominated in other currencies at the rates of exchange prevailing when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into U.S. dollars at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. Accordingly, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade. On July 30, 2010, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB 6.7750 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Renminbi per U.S. dollar Exchange Rate(1)
	Period
Period	End	Average(2)	Low	High
	(RMB per $1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
February	6.8258	6.8284	6.8230	6.8358
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.7815	6.8323
July	6.7735	6.7762	6.7709	6.7807
August (through August 13)	6.7957	6.7751	6.7670	6.7957

(1)	For December 2009 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2010 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

If the supply of wafers and cells increases concurrently with increases in the supply of polysilicon, then the corresponding oversupply of solar cells and panels may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

Silicon production capacity has been expanding rapidly since 2008. As a result, the solar industry has experienced an oversupply of high-purity silicon, which has contributed to an oversupply of solar wafers, cells and panels and resulted in substantial downward pressure on prices throughout the value chain in 2009. According to SolarBuzz, an independent solar energy research and consulting firm, spot prices for polysilicon fell dramatically from a peak of over $120 per kilogram in the first quarter of 2009 to a low of $55 per kilogram at the end of 2009. Similarly, SolarBuzz reported that solar panel prices fell from a high of approximately €2.10 per watt in the first quarter of 2009 to a low of approximately €1.25 per watt at the end of 2009. Although polysilicon prices have currently stabilized at approximately $45 to $55 per kilogram, suppliers are continuing to increase capacity, so prices may continue to decline.

As a result of the decline in the market price of raw materials, we wrote down our inventory by $12.5 million in 2009. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at prices that decline in line with solar panel pricing, our revenues and margins could be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively than ours.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand for solar products, hamper our expansion and materially affect our results of operations.

The general economy and limited liquidity and credit could materially and adversely affect our business and results of operations. Most solar power projects are financed using third-party financing, and the cost of capital impacts both the demand for and the price of solar power systems. A high cost of capital may materially reduce the internal rate of return for solar power projects and therefore put downward pressure on the prices of both solar systems and solar modules, which typically comprise approximately 50% to 60% of system equipment costs. In particular, higher interest rates could render existing financings more expensive and present an obstacle for potential financings that would otherwise spur the growth of the solar power industry. In the event that suitable financing cannot be arranged, our customers may be unable to pay for products they have agreed to purchase from us. It may also be difficult to collect payment from customers facing liquidity challenges due to either customer defaults or bank defaults on project loans. Tight credit markets could thus hamper our expansion and materially and adversely affect our results of operations. Currently, debt capital is reasonably available for solar projects in Europe and interest rates are currently low by historical standards. This could materially change due to high levels of government indebtedness. For example, concerns about government deficits and debt in the European Union, our major market, have resulted in high bond spreads in certain solar markets in Europe, such as Greece, Spain and Portugal and may result in high bond spreads in other solar power markets in Europe, such as Italy. Since the cash flow of a solar power project is derived from government-funded or government-backed feed-in tariffs, the availability and cost of financing for solar power projects are determined in part on the basis of the perceived sovereign credit risk of the country where a particular project is located. Therefore, credit agency downgrades of nations in the EU could decrease the credit available for solar power projects and increase the cost of debt for solar projects in countries with a higher perceived sovereign credit risk, such as Greece, Spain, Portugal and Italy.

If governments revise, reduce or eliminate subsidies and economic incentives for solar power, the demand for our products could decline, which could materially adversely affect our revenues, profits, margins and results of operations.

The market for on-grid applications, where solar power is used to supplement the electricity a customer purchases from the utility network or sells to a utility under a tariff, depends in large part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power exceeds retail electricity rates in many locations. Such incentives vary by geographic market. Government bodies in many countries, most notably Germany, Spain, the United States, Japan, Italy, the Czech Republic, Canada, South Korea, Greece, France and Australia, have provided incentives in the form of feed-in tariffs, rebates, tax credits, renewable portfolio standards and other incentives and mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of these government mandates and economic incentives, such as the German Renewable Energy Law (EEG), are scheduled to be reduced and could be altered or eliminated altogether through new government legislation. For example, in 2008, the digression rate of the feed-in tariffs was accelerated in both Germany and Spain. Depending on system size and the number of installations, the digression rate can be more than 10% per year. This means that solar system costs will likely have to fall more quickly than previously anticipated. In addition, an annual project installation cap was introduced in Spain that significantly reduced the market for solar products in Spain in 2009 and thereafter. In addition to regularly scheduled cuts, Germany enacted a one-time reduction to the feed-in tariff for roof-top and green-field systems in July 2010. The reduction takes effect in two stages: a 12 — 13% reduction from July 1, 2010, depending on system type, and an additional 3% reduction from October 2010. Late in 2010 or in 2011, certain European nations such as Italy and the Czech Republic are also expected to reduce their feed-in tariff subsidies, introduce caps on solar installations, or both. We believe this policy risk is increasing because many European nations are under pressure to reduce government spending, including Spain and Greece.

While solar power projects may continue to offer attractive internal rates of return in the future, it is likely internal rates of return will not be as high as they were in 2009. If internal rates of return fall below an acceptable rate for project investors, this will cause a decrease in demand and considerable downward pressure on system and therefore module prices. The reduction, modification or elimination of government mandates and economic incentives in one or more of our markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

We may not be able to adjust our raw materials costs because we have entered into long-term supply agreements with several polysilicon and wafer suppliers. If we fail to adjust such costs or fail to recover all or part of our advance payments after we terminate certain long-term supply agreements, our revenues and profitability could be materially and adversely affected. In addition, we may be subject to litigation with certain suppliers.

In 2007 and 2008, due to shortages of polysilicon and silicon wafers, we entered into a number of long-term supply agreements with several silicon and wafer suppliers in an effort to secure raw materials to meet production demand. These suppliers included GCL Silicon Technology Holdings Inc., or GCL, Neo Solar Power Corp., or Neo Solar, Deutsche Solar AG, or Deutsche Solar, LDK Solar Co., Ltd., or LDK, and Jaco Solarsi Limited, or JACO. In response to the decline in the price of polysilicon, we have been discussing adjustments in the unit price and volume terms under the agreements with these suppliers.

In 2009, we entered into amendments with certain of these suppliers, such as GCL and Neo Solar, to adjust purchase prices based on prevailing market prices at the time we place each purchase order and to reduce the quantity of products we are required to purchase. We have been in discussions with Deutsche Solar to adjust the unit price and volume terms under our twelve-year supply agreement with Deutsche Solar, and have been purchasing from Deutsche Solar under such agreement in reduced volumes in 2009. The agreement with Deutsche Solar contains a provision stating that if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. Although our discussions with Deutsche Solar continue, in 2009 we took a loss provision on purchase commitments with Deutsche Solar in the amount of $13.8 million.

Under supply contracts with certain of our multi-year silicon wafer suppliers, and consistent with historical industry practice, we made advance payments to some of our suppliers prior to the scheduled delivery dates. The advance payments were made without collateral and are credited against the purchase prices that we are required to pay under our agreements with such suppliers. As of December 31, 2009, the balance of advance payments that we made to Deutsche Solar, LDK, JACO and GCL was $20.8 million, $11.7 million, $8.6 million and $8.0 million, respectively. We gave LDK notice to terminate our two ten-year supply agreements with LDK and initiated arbitration proceedings against LDK in which we are seeking a refund of certain advance payments that we made to LDK. See “Item 8. Financial Information — A. Consolidated Statements and other Financial Information — Legal and Administrative Proceedings.” In 2009 we took an allowance against the advance to LDK in the amount of $8.8 million.

If we fail to successfully renegotiate our remaining long-term supply agreements, we may not be able to adjust costs or recoup all or part of our advance payments. In addition, we may be subject to litigation, which may be costly and may divert management’s attention and other resources away from our business and could materially adversely affect our reputation, business, financial condition, results of operations and prospects.

Credit terms offered to some of our customers expose us to the credit risks of such customers and may increase our costs and expenses, which could in turn materially adversely affect our revenues, liquidity and results of operations.

We offer some customers unsecured short-term and/or medium-term credit based on our relationships with them and market conditions. As a result, our claims for such payments and sales credit rank as unsecured claims, which would expose us to the credit risks of our suppliers and customers in the event of their insolvency or bankruptcy.

From time to time we sell our products to high credit risk customers in order to gain early access to emerging or promising markets, increase our market share in existing key markets or because of the prospects of future sales with a rapidly growing customer. There are high credit risks in doing business with these customers because they are often small, young and high-growth companies that often have significant unfunded working capital requirements, inadequate balance sheet and credit metrics and limited operating histories. If these customers are not able to obtain satisfactory working capital, maintain adequate cash flow, or obtain construction financing to build the projects where our modules are used, then they may be unable to pay for the solar modules for which they have submitted purchase orders or of which they have taken delivery. Our legal recourse under such circumstances may be limited if the customer’s financial resources are already constrained or if we wish to continue to do business with that customer. For example, in 2009 we took back modules we had sold and shipped to certain customers that were unable to pay under the terms of our agreements with them or to provide any security that would have allowed us to extend our payment terms. As a result, we resold the modules to other customers at lower prices, which negatively impacted our revenue and margins. If more customers to whom we extend credit are unable to pay for our products, our revenues, liquidity and results of operations could be materially adversely affected.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

Prior to 2007, the majority of our sales were denominated in U.S. dollars. Since the beginning of 2007, the majority of our sales have been denominated in Euros, although we may seek to have more sales denominated in U.S. dollars, depending on market conditions. We have entered into multi-year supply contracts under which, consistent with industry practice, we have made advance payments in exchange for silicon wafers. The prices payable by us under these contracts are fixed in either Euro or Renminbi. Our Renminbi costs and expenses are primarily related to domestic sourcing of solar cells, wafers, silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated in U.S. dollars and Renminbi. In addition, the greater part of our cash and cash equivalents are denominated in Renminbi.

The value of the Renminbi against the U.S. dollars, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollars. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollars over the following three years. Since July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. In June of 2010, the PRC government announced that it would allow greater flexibility for the Renminbi to appreciate against the U.S. dollar. We cannot predict when and to what extent the newly announced policy will affect the exchange rate between the Renminbi and the U.S. dollar, if at all.

In 2007, we had a net foreign currency exchange gain, caused by the depreciation of the U.S. dollar against the Euro, of $2.7 million. In 2008, we began to hedge our Euro exposure against the U.S. dollar using single put and call collars and forward contracts, and more recently knock-in forward contracts. We were able to mitigate a substantial portion, but not all, of our exchange rate losses for 2008 by hedging. In 2008, we incurred a net foreign exchange loss of $20.0 million. We continued to hedge our Euro exposure against the U.S. dollar in 2009 and into 2010 with similar instruments in order to increase our foreign exchange visibility and limit our foreign exchange losses. Our net foreign exchange gain in 2009 was $7.7 million. In the first quarter of 2010, we incurred a net foreign exchange loss of approximately $16.4 million. Increasingly, banks are requiring collateral in order to enter into hedging contracts and expenses associated with purchasing currency options have increased. There are also notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. In the second half of 2009, these limits were inadequate to cover our expected cash flow for the first and second quarters of 2010. We expect these notional limits to be increased in 2010, which will allow us to hedge expected cash flow and cash balances denominated in foreign currencies, mainly the Euro. However, the effectiveness of our hedging program may be compromised with respect to cost effectiveness, cash management, exchange rate visibility and downside protection.

Furthermore, volatility in foreign exchange rates will to some extent hamper our ability to plan our pricing strategy. Also, since our revenues and expenses are distributed differently among the U.S. dollar, Renminbi and Euro, fluctuations in foreign exchange rates will affect our gross and net profit margins and our operating gains and losses. Any future appreciation of the Renminbi against the U.S. dollar or Euro will tend to increase our costs relative to our revenue, and any depreciation of the Euro against the currencies in which we record expenses will tend to reduce our revenues as expressed in U.S. dollars. To the extent that we are unable to pass along increased costs to our customers, our profits may be materially reduced. As a result of the foregoing, fluctuations in currency exchange rates could materially adversely affect our financial condition and results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may impact our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. For example, in the first quarter of 2009, severe winter weather in Germany prevented the installation of a significant number of solar power systems, which contributed to reduced demand for our solar power products. Demand from other countries, such as Canada, the U.S., China and South Korea, may also be subject to significant seasonality.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We have a large number of competitors, including international competitors such as SunPower Corporation, or SunPower, First Solar, Inc., or First Solar, Sharp Solar Corporation, or Sharp Solar, and China-based competitors such as Suntech Power Holdings Co., Ltd., or Suntech, Yingli Green Energy Holding Company Limited, or Yingli, and Trina Solar Limited, or Trina. We expect to face increasing competition in the future. Further, some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. For example, some of our competitors are developing or currently producing products based on thin film photovoltaic technology. Solar modules produced using thin film materials, such as amorphous silicon, cadmium telluride and copper indium gallium di-selenide (CIGS) technology, require either no silicon or significantly less silicon to produce than crystalline silicon solar modules such as the ones that we produce, and are less susceptible to increases in silicon costs. We may also face competition from semiconductor manufacturers, several of which have either announced plans to start or have already started producing solar modules. In addition, the barriers to entry in the solar module manufacturing business are relatively low for semiconductor manufacturers.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. The sale of our solar module products generated 96.0%, 98.2% and 98.7% of our net revenues in 2007, 2008 and 2009, respectively. Some of our competitors have more diversified product offerings and may be better positioned to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs in the near term. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may lose or be unable to gain market share.

Due to the industry-wide oversupply of high-purity silicon and silicon wafers, cells and modules, and because customers are becoming more knowledgeable and selective, we believe that the key to competing successfully in the industry has shifted to sales and marketing activities, technological innovations and cost and quality management. In 2009, we commenced more extensive advertising and marketing activities, focusing primarily on medium to larger sized solar power distributors and integrators in the European, U.S. and Canadian markets. Although we have made significant progress in building a stronger marketing and sales force and achieving brand name recognition, we cannot assure you that we can continue to increase our brand name recognition or do so in all of the markets in which we compete.

Banks are becoming more selective about the equipment they will finance in solar power projects. In addition to quality considerations, they are evaluating solar power manufacturers for their financial strength and sustainability in order to assess the likelihood that the manufacturer will be in a position to honor a 25-year product warranty. In April 2010, we purchased 25-year irrevocable product warranty insurance with certain maximum claim limits. See “Item 4. Information on the Company — B. Business Overview — Insurance.”

In addition, the solar power market in general competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources have greater policy support than solar power, the solar power market could be negatively affected.

Our quarterly operating results may fluctuate from period to period.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

•	the average selling prices of our solar modules and products;

•	the rate and cost at which we are able to expand our internal manufacturing capacity;

•	the availability and price of solar cells and wafers from our suppliers and toll manufacturers;

•	the availability and price of raw materials, particularly high-purity silicon;

•	the impact of seasonal variations in demand linked to construction cycles and weather conditions;

•	changes in government incentive programs and regulations, particularly in our key and target markets;

•	the unpredictable volume and timing of customer orders;

•	the loss of one or more key customers or the significant reduction or postponement of orders;

•	availability of financing for on-grid and off-grid solar power applications;

•	unplanned expenses as a result of manufacturing failures, defects or downtime;

•	acquisition and investment costs;

•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly in the Euro, U.S. dollar and RMB;

•	our ability to establish and expand customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our products;

•	our ability to develop, introduce and sell new or enhanced solar modules and products and the amount and timing of related research and development costs;

•	the timing of new products or technology introduced or announced by our competitors;

•	increases or decreases in electricity rates due to changes in fossil fuel prices or other factors;

•	allowances for doubtful accounts and advances to suppliers;

•	inventory write-downs; and

•	loss on firm purchase commitments under long-term supply agreements.

We base our planned operating expenses in part on our expectations of future revenues, and a significant portion of our expenses will be fixed in the short-term. If the revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ estimates or any guidance announced by us. If we fail to meet or exceed analyst estimates or investor expectations or our own future guidance, even by a small amount, our share price could decline, perhaps substantially.

If sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development and the future demand for solar power products is uncertain. Market data on the solar power industry is not as readily available as for other more established industries, where trends can be assessed more reliably from data gathered over a longer period. In addition, demand for solar power products in our targeted markets, including Germany, Italy, Spain, the U.S., Canada, France, South Korea, Japan and China, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

•	the cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	the availability of government subsidies and incentives to support the development of the solar power industry;

•	the cost and availability of capital, including long-term debt and tax equity, for solar projects;

•	the success of other alternative energy technologies, such as wind power, hydroelectric power, geothermal power and biomass fuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows; and

•	deregulation of the electric power industry and broader energy industry.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

We may be unable to obtain adequate capital due to market conditions beyond our control, which may adversely impact our ability to grow our business.

Our operations are capital intensive. Despite our ability as a publicly traded company to raise capital via public equity and debt issuances in addition to traditional commercial banking credit, weakness in global capital and debt markets may adversely affect our results of operations if we are unable to access the capital necessary to achieve our performance targets and expansion goals. We rely on working capital financing from PRC commercial banks for our daily operations. Although we are currently able to obtain new commercial loans from these PRC commercial banks, we cannot guarantee that we can continue to obtain such loans on commercially reasonable terms or at all. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of photovoltaic and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner and on commercially acceptable terms our growth prospects and future profitability may be adversely affected.

Our dependence on a limited number of silicon wafer, solar cell and silicon suppliers, and the limited number of suppliers for certain other components, such as silver metallization paste, solar module back-sheet, and ethylene vinyl acetate (EVA) encapsulant, could prevent us from delivering our products to our customers in the required quantities and on time, which could result in order cancellations and decreased revenues.

We purchase silicon raw materials, which include solar grade silicon, silicon wafers and solar cells, from a limited number of third-party suppliers. Our major suppliers of silicon raw materials include Konca Solar Cell Co. Ltd or Konca (which has been acquired by GCL), GCL, Neo Solar, Gintech Energy Corporation and Motech Industries Inc., or Motech, which provide us with solar cells. We have entered into multi-year supply agreements with GCL for the supply of wafers, with Neo Solar for the supply of cells, and with other overseas and domestic Chinese companies for the supply of silicon wafers and solar cells. These suppliers may not be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements necessary for us to price our products competitively. Supply may also be interrupted by accidents. For example, in late 2006, one of our major suppliers of silicon wafers incurred serious fire damage to its silicon ingot furnaces, which in turn caused a shortage of multi-crystalline silicon wafers, a key material for our products. In the first three quarters of 2008, we experienced serious delays from another one of our major suppliers of silicon wafers, which in turn caused delays and price increases of our solar modules for some of our customers. In the fourth quarter of 2009 and the first half of 2010, we experienced some delivery issues with suppliers of silicon wafers, cells, connectors and encapsulant that caused us to miss shipment deadlines to some of our customers. Delivery problems may also occur with suppliers of other components, such as silver metallization paste, low-iron glass, and solar module backsheet. The failure of a supplier for whatever reason to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and may also cause legal disputes with our customers.

Our dependence on a limited number of customers and our lack of long-term customer contracts may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. Our top five customers collectively accounted for approximately 78.8%, 52.6% and 57.5% of our net revenues in 2007, 2008 and 2009, respectively. Our top two customers each contributed over 10% of our net revenues in 2009. We typically enter into one-year framework sales agreements with our customers, with quarterly firm orders stipulating prices and quantities. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

•	reduced, delayed or cancelled orders from one or more of our significant customers;

•	the loss of one or more of our significant customers;

•	a significant customer’s failure to pay for our products on time; and

•	a significant customer’s financial problems or insolvency.

Even though our top five customers have contributed to a significant portion of our revenues, we have experienced changes in our top customers. As we continue to expand our business and operations, our top customers may continue to change. We cannot assure you that we will be able to develop a consistent customer base.

Cancellation of customer orders may make us unable to recoup any prepayments made to suppliers.

We were generally required to make prepayments to certain suppliers of silicon wafers, cells and silicon raw materials in the past. While we sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for silicon wafers, cells and silicon raw materials and the time that our customers make prepayments to us. Although for the foreseeable future our supply contracts should not have prepayment terms, the purchase of solar wafers and cells and silicon raw materials through toll manufacturing arrangements has required, and will continue to require, us to make significant commitments of working capital beyond that generated from our cash flows from operations to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely impact our financial condition and results of operations.

We may not be able to manage the expansion of our operations effectively.

We commenced business operations in October 2001 and have since grown rapidly. We expect to significantly expand our business to meet the growth in demand for our products and to capture new market opportunities. To manage the growth of our operations, we will be required to improve our operational and financial systems and procedures and controls. Our rapid growth has strained our resources and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. See “— We identified material weakness in our internal control over financial reporting as of December 31, 2009 and concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2009. If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be timely and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.” We must also increase production output, expand, train and manage our growing employee base, and successfully establish new subsidiaries to operate new or expanded facilities. Additionally, we may not always have access to sufficient funds to support the expansion of our business. Furthermore, we will be required to maintain and expand our relationships with our customers, suppliers and other third parties.

In addition, we have been actively exploring financing and investing opportunities in systems integrators and solar projects, either independently or in partnership with financial institutions or other third parties. Since we have little operating experience with these and related activities such as engineering, procurement, construction contracting, negotiating power purchase agreements and operating power plants, we will be subject to new risks. These risks include but are not limited to our failure to manage relationships with financial partners, completion risks associated with construction projects, regulatory risks such as those pertaining to grid connection, and contract risks with utility companies or other counterparties such as land owners regarding contracts such as power purchase agreements and land leases. Some of these contracts may contain material penalties or otherwise impact project viability. Moreover, investing in projects or systems integrators may impact our balance sheet, including our cash and debt position, accounts receivable, and revenue recognition, for prolonged periods of time.

We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. For example, in the second half of 2009 we experienced problems with ingot casting operations in Luoyang due to defects in certain production equipment. This adversely impacted our in-house wafer production as well as our financial results.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenues and profit to decline.

The solar power market is characterized by evolving technology standards that require solar module products with improved features, including greater efficiency and higher power output, improved aesthetics and smaller size. This requires us to develop new solar module products and enhancements for existing solar module products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others may prove more advantageous than ours for the commercialization of solar module products and may render our technology obsolete. If we do not refine our technology and develop and introduce new solar module products, our products could become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. If we are unable to keep pace with technological advances, or if we are unable to adapt to changes in market demand brought on by technological advances, our business and results of operations may be materially adversely affected.

We are developing and commercializing higher conversion efficiency cells, such as selective emitter cells, in order to produce higher-powered modules, which may command better prices. We cannot assure that we will be able to mass-produce these cells in a cost effective way, if at all.

Higher efficiency cell structures are becoming a more important cost and brand factor in the solar power industry because such cells may yield higher power outputs without costing more to produce than lower efficiency cells, thereby lowering the manufactured cost per watt. The ability to manufacture and sell modules made from such cells may also be an important competitive advantage because system owners can obtain a higher yield of electricity from panels that have a similar infrastructure and footprint to panels using lower efficiency cells. Higher conversion efficiency solar cells, and the resulting higher output modules, are also one consideration in maintaining a price premium over thin-film products. However, while we are making the necessary capital equipment investments to develop higher conversion efficiency products, there is no assurance we will be able to commercialize some or any of these products in a cost effective way, or at all. In the near term, such products may command a modest premium, but in the longer term, if our competitors are able to manufacture such products and we cannot also do so, then we will be at a competitive disadvantage, which will likely impact our product pricing and therefore our financial performance.

We have limited experience in the building integrated photovoltaic, or BIPV, market and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

Our first BIPV project was completed in Luoyang, China in 2007. BIPV products generally enjoy higher profit margins than standard solar modules because solar energy generation capabilities are integrated into the design of a building or structure. We intend to expand our capabilities in the BIPV market and invest in the research and development of such products. Due to our limited experience in the BIPV market, and the relatively small portion of our revenue that these projects currently generate, there can be no assurance that we will successfully expand into this new area of business. We may not have the necessary research and development capabilities or the marketing and sales personnel required to meet customer needs or manage our growth. In addition, we may face competitors in the BIPV market with substantially greater financial, technical, manufacturing and other resources. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, our reputation, existing business, financial condition or results of operations may be materially adversely affected.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2009, we sold 95.9% of our products to customers outside China. Furthermore, some of the products that we sold in China were subsequently exported. The international marketing, distribution and sale of our products exposes us to a number of risks, including:

•	difficulties staffing and managing overseas operations;

•	fluctuations in foreign currency exchange rates;

•	the increased cost of understanding local markets and trends and developing and maintaining an effective marketing and distributing presence in various countries;

•	the difficulty of providing customer service and support in these markets;

•	the difficulty of managing our sales channels effectively as we expand beyond distributors to include direct sales to systems integrators, end users and installers;

•	the difficulties and costs of complying with the different commercial, legal and regulatory requirements in the overseas markets in which we offer our products;

•	our failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	our inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad. Furthermore, some of these risks, such as currency fluctuation, could impact our financial performance.

Our future success depends partly on our ability to significantly expand our capacity to manufacture solar components, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase our capacity to manufacture solar components. If we are unable to do so, we may be unable to expand our business, decrease our manufacturing costs, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase raw materials and to build additional manufacturing facilities, which we may be unable to obtain on commercially reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in equipment delivery by vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate our internal solar components manufacturing capabilities, we may be unable to expand our business as planned. Moreover, even if we do expand our manufacturing capacity, we might not be able to generate sufficient customer demand for our solar power products to support our increased production levels.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Dr. Shawn Qu, our founder, chairman, president and chief executive officer. If one or more of our executive officers are unable or unwilling to continue to serve in their positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers, in particular those with significant international and China-based solar power industry experience as many of our current officers have. In addition, if any of our executives joins a competitor or forms a competing company, whether in violation of their agreements with us or otherwise, we may lose some of our customers.

Problems with the quality or performance of our products could damage our reputation, lead to unexpected costs or cause us to lose market share.

Because we cannot test for all possible scenarios, our products may contain defects that are not detected until after they are shipped or installed. These defects could cause us to incur significant costs, divert the attention of our personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver defective solar module products, or if potential customers believe that our products are defective, our credibility may be materially adversely affected. In 2008, the differences between our visual quality inspection standards and those of a customer prompted us to replace a batch of solar modules for that customer. In 2009, customers raised concerns about the encapsulation quality of certain solar modules. Although these quality concerns did not affect the electrical output of the modules, we decided to replace the solar modules in question. We have studied the root causes of these quality issues and have taken corrective actions. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further incidents of the same problems or to protect against future defects. As we continue to develop our internal solar cell manufacturing capabilities and expand into in-house solar ingot and silicon wafer production, we may have problems standardizing product quality in these new areas of business.

We obtain some of the silicon wafers and solar cells that we use in our products from third parties, either directly or through toll manufacturing arrangements, and we have limited control over the quality of that portion of the silicon wafers and solar cells we incorporate into our solar modules. Unlike solar modules, which are subject to certain uniform international standards, silicon wafers and solar cells generally do not have uniform international standards, and it is often difficult to determine whether solar module product defects are a result of defective solar cells or other components. We also rely on third-party suppliers for other components that we use in our products, such as glass, frame and backing for our solar modules, and electronic components for our specialty solar modules and products. Furthermore, the solar cells and other components that we purchase from third-party suppliers are typically sold to us without any, or with only limited, warranties. Product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our revenues to decline.

Since we cannot test our products for the duration of our standard warranty periods, we may be subject to unexpected warranty expense.

Before June 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Beginning in June 2009, we increased our warranty against defects in materials and workmanship to six years. We typically sell our specialty solar modules and products with a one-year warranty against defects in materials and workmanship and may, depending on the characteristics of the product, include a limited warranty of up to ten years against declines of the minimum power generation capacity specified at the time of delivery. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar modules and products in 2002 and only began selling standard solar modules in 2004. Any increase in the defect rate of our products would require us to increase our warranty reserves and would have a corresponding negative impact on our operating results. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up-to-25-year warranty periods. Similarly, our UMG-Si solar products, while silicon based and theoretically durable and reliable, are relatively new to the market and are subject to the same testing limitations as our other solar products. In particular, issues that are currently unknown may surface after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results as long as 25 years after the sale of our products. In April 2010, we entered into agreements with a group of insurance companies to reduce some of this risk. Under the policies, the insurance companies cover the liabilities as listed on our warranty statement up to certain maximum claim limits and subject to certain deductibles. See “Item 4. Information on the Company — B. Business Overview — Insurance.”

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and our failure to do so could have a material adverse effect on our market penetration and revenue growth.

We may acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. We cannot assure you that we will be able to successfully make strategic acquisitions and investments or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

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

We plan to continue expanding our in-house solar cell manufacturing capabilities to support our core solar module manufacturing business. We completed the installation of our first four solar cell production lines in 2007, and annual solar cell production capacity from these production lines reached 100 MW by the end of 2007, 270 MW by the end of 2008 and 420 MW by the end of 2009. We intend to expand our annual solar cell production capacity to approximately 720 MW by September 2010 and 800 MW by year-end. In 2011 we intend to add a further 500 MW, which will bring our total cell capacity to 1.3 GW. However, we only have limited and recent operating experience in this area and we may face significant product development challenges in the solar cell business. Manufacturing solar cells is a complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. The technologies, designs and customer preferences for solar cells can change rapidly, and solar cell product life cycles are shorter than those for solar modules. We will also face increased costs to comply with environmental laws and regulations. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material adverse effect on our business and prospects. For example, in the fourth quarter of 2009, we purchased a large percentage of the solar cells we consumed from third parties. This negatively impacted our margins compared with our competitors since it is less expensive to produce cells internally than to purchase them and because in periods of high demand, solar cell prices tend to be higher and the availability of external solar cells is reduced.

In addition, although we intend to continue direct purchasing of solar cells and toll manufacturing arrangements through a limited number of strategic partners, our existing relationships with solar cell suppliers may be disrupted if we engage in the large-scale production of solar cells ourselves. If solar cell suppliers discontinue or reduce the supply of solar cells to us, either through direct sales or through toll manufacturing arrangements, and we are not able to compensate for the loss or reduction by manufacturing our own solar cells, our business and results of operations may be adversely affected.

It may be difficult to develop our internal production capabilities for ingots and silicon wafers or to achieve acceptable yields and product performance as a result of manufacturing problems.

We have been increasing our internal production capabilities for the manufacture of silicon ingots and silicon wafers. We completed the initial phase of our ingot and silicon wafer plant in the third quarter of 2008 and reached a nameplate capacity for ingots of approximately 300 MW and for wafers of approximately 150 MW as of July 31, 2010. We intend to increase the capacity of our ingot and wafer plant to 350 MW in 2011. We have limited prior operational experience in ingot and silicon wafer production and will face significant challenges in further increasing our internal production capabilities. The technology is complex and will require costly equipment and will require us to hire highly skilled personnel. In addition, we may experience delays in further developing these capabilities and in obtaining the governmental permits required to carry on these operations.

If we are able to develop these production capabilities successfully, we will need to continuously enhance and modify these capabilities in order to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture silicon wafers can cause a percentage of the silicon wafers to be rejected, which would negatively affect our yields. We may experience production difficulties that cause manufacturing delays and lower than expected yields.

Problems in our facilities, including but not limited to production failures, construction delays, human errors, weather conditions, equipment malfunction or process contamination, may limit our ability to manufacture products, which could seriously harm our operations. We are also susceptible to floods, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption in any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, which would adversely affect our yields. For example, in mid-2009, we began to experience problems with a locally made ingot-casting furnace due to a design defect in the heating element that resulted in lower yields and higher processing costs. This had a material adverse effect on our financial results in the fourth quarter of 2009.

Failure to protect our intellectual property rights in connection with new specialty solar modules and products may undermine our competitive position.

As we develop and bring to market new specialty solar modules and products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. We currently have 21 patents and 34 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We also have a United States patent that was issued in November 2009. We applied for registration of the “Canadian Solar” trademark in the United States in March 2009 and subsequently in a number of other jurisdictions. We also have two registered trademarks and 20 trademark applications pending in the PRC. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new specialty solar modules and products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could require us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and sell our solar module products without infringing the intellectual property or other rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and are, therefore, highly uncertain. We may be subject to litigation involving claims of patent infringement or the violation of intellectual property rights of third parties. Defending intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use both imported and China-made equipment in our production lines, sometimes without sufficient supplier guarantees that our use of such equipment does not infringe third-party intellectual property rights. This creates a potential source of litigation or infringement claims. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties or require us to seek licenses from third parties, pay ongoing royalties, redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

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

We, along with other solar module product manufacturers, are exposed to risks associated with product liability claims if the use of our solar module products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We shipped our first products in March 2002 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future, or the effect of any resulting negative publicity on our business. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of July 31, 2010, Dr. Shawn Qu, our founder, chairman, president and chief executive officer, beneficially owned 13,035,000 common shares, or 30.0% of our outstanding share capital, excluding restricted shares granted but yet to be vested and subject to restrictions on voting, dividend rights and transferability. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of our business operations.

We are required to comply with all national and local environmental regulations. As we have expanded our silicon reclamation program and research and development activities and moved into solar ingot, silicon wafer and solar cell manufacturing, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial waste in the course of our business operations. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increases. Except for a failure to obtain certain approvals prior to starting production, as disclosed in “— Risks Related to Doing Business in China — We may face penalties for failing to comply with certain PRC legal requirements,” we believe that we comply with all environmental laws and regulations and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may also be required to pay substantial fines, suspend production or cease operations. Any failure by us to control our use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions of our business operations.

Our solar modules and products must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to design and manufacture our products so as to comply with such regulations. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if solar modules and products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in panel manufacturing, in order to continue to sell our products in these markets. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected.

We may not be successful in establishing our brand name in important markets and the products we sell under our brand name may compete with the products we manufacture on an original equipment manufacturer, or OEM, basis for our customers.

We sell our products primarily under our own brand name but also on an OEM basis. In certain markets our brand may not be as prominent as that of other more established solar power vendors, and there can be no assurance that the “CSI” or “Canadian Solar” brand name or any of our possible future brand names will gain acceptance among customers. Moreover, because the range of products that we sell under our own brands and those we manufacture for our customers may be substantially similar, there can be no assurance that we will not directly or indirectly compete with our OEM customers. This could negatively affect our relationship with our OEM customers.

If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

We adopted a share incentive plan in 2006. As of December 31, 2009, we had granted 2,830,679 share options and 566,190 restricted shares under our share incentive plan. Financial Accounting Standards Board or FASB Accounting Standards Codification (“ASC”) 718 Compensation-Stock Compensation (previously Statement of Financial Accounting Standards No. 123(R)) requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

We identified material weaknesses in our internal control over financial reporting as of December 31, 2009 and concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2009. If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be timely and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

We are subject to the reporting obligations under U.S. securities laws. The Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management has identified material weaknesses in our internal control over financial reporting as of December 31, 2009 and concluded that our disclosure controls and procedures were not effective as of December 31, 2009. See “Item 15. Controls and Procedures.” We cannot assure you that the material weaknesses identified in this annual report will be adequately remedied or will be fully remedied by any specific date. In addition, we cannot assure you that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls could result in significant deficiencies or material weaknesses, cause us to fail to timely meet our periodic reporting obligations or result in material misstatements in our financial statements. Significant deficiencies or material weaknesses in our internal control over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

We face risks related to an SEC subpoena and private securities litigation.

We received a subpoena from the SEC requesting documents relating to, among other things, certain sales transactions in 2009. We cannot predict when the SEC will complete its investigation or what its outcome will be.

In addition, our company and certain of our directors and executive officers have been named as defendants in six shareholder class action lawsuits filed in the United States District Court for the Southern District of New York and one filed in the United States District court for the Northern District of California. See “Item 8. — Financial Information — A. Consolidated and Other Financial Information — Legal and Administrative Proceedings.” We are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. Although we believe the allegations are without merit, we are unable to estimate what our liability in these matters may be, and we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could materially adversely affect our financial condition or results of operations.

Risks Related to Doing Business in China

We have not obtained approvals from the PRC National Development and Reform Commission, or the NDRC, for some of our operational projects in China, which may materially adversely affect our business, results of operations and prospects.

According to the Interim Administrative Measures for the Examination and Approval of Foreign-invested Projects, or the Interim Measures, issued by the NDRC on October 9, 2004, a foreign invested-project must be approved by the NDRC or its local offices, and failing to obtain the NDRC’s approval may adversely affect a company’s ability to obtain the necessary approvals from, or to complete the registration procedures with, other government authorities administering project-related matters, such as land resources, city planning, workplace safety, taxation and foreign exchange, for its foreign-invested projects. In addition, the NDRC has recently strengthened its administration and regulation over foreign-invested projects by issuing the Circular on Further Strengthening and Regulating the Administration on Foreign-invested Project, or the Administration Circular, on July 8, 2008. According to the Administration Circular, a company with foreign-invested projects that were not approved by the NDRC may be required to take rectifying measures and those projects that seriously violate applicable PRC regulations may be ordered to cease construction. In addition, a company that fails to obtain necessary NDRC approvals for its projects may not be entitled to certain tax reductions and exemptions for equipment purchases or other preferential policies.

We have not obtained NDRC approvals for some of our operational projects in China. We do not believe our non-compliance with the Interim Measures constitute serious violations under the Administration Circular for the following reasons: (i) our projects generally fall into an “encouraged foreign investment industry” category under the Foreign Investment Industrial Guidance Catalogue and, therefore, comply with PRC foreign-invested industrial policies and (ii) we have duly obtained approvals from other PRC government authorities and completed other regulatory registrations with respect to the construction of these projects. However, the government has not yet provided a detailed explanation as to what constitutes a “serious violation” under the Administration Circular. In addition, we have completed the construction of substantially all of these projects and the NDRC has not issued any explanatory or implementation rules as to what penalties will be imposed on projects whose construction has been completed without proper NDRC approval. The NDRC may not interpret the current rules in our favor, or it may issue more stringent rules or regulations applicable to projects without proper NDRC approval in the future, which could materially adversely affect our business, results of operations and prospects.

We may face penalties for failing to comply with certain PRC environmental and construction laws.

We are required to comply with the PRC Environmental Protection Law. For example, some of our subsidiaries are required to have their manufacturing facilities examined and approved by the PRC environmental protection authorities prior to the start of production. However, due to discrepancies between the interpretation of the written law and its application to date, our subsidiary CSI Cells Co., Ltd., or CSI Cells, began production without obtaining such approval. As a result, there is a risk that we may be ordered by the relevant environmental protection authorities to cease manufacturing at this site and subjected to fines. To date, the local environmental protection authority has not taken any action against us and we are currently working with them to complete the examination and obtain the requisite approval. There can be no assurance that we will obtain the necessary approvals for additions or expansions to our manufacturing operations in a timely manner, if at all.

We use dangerous chemicals, such as hydrochloric acid, in our production process. According to the PRC Regulations on the Safety Administration of Dangerous Chemicals, companies using dangerous chemicals must conduct a safety evaluation on their manufacturing and storage instruments every two years, and the results of the safety evaluation must be filed with the dangerous chemicals safety supervision and administration authorities.

In addition, we are required to comply with the PRC Construction Law and relevant regulations in the process of constructing our manufacturing facilities. However, some of our subsidiaries failed to complete all of the statutory procedures mandated by the PRC Construction Law. For example, our subsidiary CSI Central Solar Power Co., Ltd., or CSI Luoyang, commenced construction of its manufacturing facilities without obtaining a construction permit. There is a risk that we may be ordered by the relevant construction administrative authorities to rectify such non-compliance and be subject to fines.

The enforcement of the new labor contract law and increases in labor costs in the PRC may adversely affect our business and our profitability.

A new Labor Contract Law came into effect on January 1, 2008, and the Implementation Rules of the Labor Contract Law of the PRC were promulgated and became effective on September 18, 2008. The new Labor Contract Law and the Implementation Rules impose more stringent requirements on employers with regard to executing written employment contracts, hiring temporary employees, and dismissing employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and their Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served for more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of the employer shall be compensated for each vacation day waived at a rate equal to three times their normal daily salary. As a result of these new laws and regulations, our labor costs increased in 2009 and are expected to continue to increase. Higher labor costs and labor disputes with our employees stemming from these new rules and regulations could adversely affect our business, financial condition, and results of operations.

Our subsidiaries will lose certain tax benefits over the next several years and we expect to pay additional PRC taxes as a result, which could have a material adverse impact on our financial condition and results of operations.

On January 1, 2008, the new Enterprise Income Tax Law, or the new EIT Law, came into effect in China. Under the new EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. There is a transition period for enterprises which were given preferential tax treatment under the previous tax law. Enterprises that were subject to an enterprise income tax rate lower than 25% will have the new uniform enterprise income tax rate of 25% phased in over a five-year period from the effective date of the new EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires, subject to certain limitations. The new EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises classified as a “High and New Technology Enterprise,” or HNTE, are entitled to a 15% enterprise income tax rate.

Our subsidiary CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, has been recognized as an HNTE. However, because CSI Solartronics does not satisfy certain requirements for the reduced 15% enterprise income tax rate, CSI Solartronics is still subject to a 25% enterprise income tax rate. CSI Solar Manufacture Inc., or CSI Manufacturing, was subject to a reduced enterprise income tax rate of 12.5% until the end of 2009, when its tax holiday expired. CSI Cells is subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when its tax holiday expires. Changshu CSI Advanced Solar Inc., or CSI Advanced, was exempt from tax for 2009 and will be subject to a reduced enterprise tax rate of 12.5% for 2010, 2011 and 2012, at which time its tax holiday will expire as well. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly.

There are significant uncertainties in our tax liabilities regarding our income under the new Enterprise Income Tax Law of the PRC.

We are a Canadian company with substantially all of our manufacturing operations in China. Under the new EIT Law and its implementation regulations, both of which became effective on January 1, 2008, enterprises established outside China whose “effective management” is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, the term “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining a company’s effective management, which are applicable to us. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the new EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as to our global income. If our global income is subject to PRC enterprise income tax at the rate of 25%, our financial condition and results of operation may be adversely affected.

Dividends payable by us to our non-Chinese shareholders and gains on the sale of our common shares may become subject to PRC enterprise income tax liabilities.

The implementation regulations of the new EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains shall be treated as China-sourced income. Also, the income sourced within China is determined based on the following principles for equity interest transfers and dividends: (i) for income from transfers of equity interests, source is determined in accordance with the place where the invested enterprise is located; (ii) for income from equity interests such as dividends and profit distributions, source is determined in accordance with the place of the enterprise which makes the distribution. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining what it means to be domiciled in the PRC. As a result, it is not clear how the concept of “China domicile” will be interpreted under the new EIT Law. The concept of domicile may be interpreted simply as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders as well as any gains realized by such shareholders from the transfer of our common shares may be regarded as China-sourced income and, consequently, be subject to PRC withholding tax at a rate of up to 10%. If dividends we pay to our overseas shareholders as well as any gains realized by such shareholders from the transfer of our common shares are subject to PRC withholding tax, it may materially and adversely affect your investment return and the value of your investment in us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our common shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

Uncertainties with respect to the Chinese legal system could materially adversely affect us.

We conduct substantially all of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is still developing, both in terms of the legal process and the interpretations of many laws, regulations and rules may be inconsistent and enforcement of these laws, regulations and rules may also be inconsistent, which may limit legal protections available to us. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management.

Risks Related to Our Common Shares

The market price for our common shares may be volatile.

The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq Global Market, until July 30, 2010, the market price of our common shares ranged from $3.00 to $51.80 per share. The closing market price of our common shares on July 30, 2010 was $12.10 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power companies;

•	the departure of executive officers and key research personnel;

•	patent litigation and other intellectual property disputes;

•	litigation and other disputes with our long-term suppliers;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and the RMB;

•	SEC investigations or private securities litigation;

•	the release or expiration of lock-up or other transfer restrictions on our outstanding common shares; and

•	sales or anticipated sales of additional common shares.

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

Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2009, we had 42,745,360 common shares outstanding, excluding 29,125 restricted shares which were subject to restrictions on voting, dividend rights and transferability. In addition, the number of common shares outstanding and available for sale will increase when the holders of our convertible notes receive common shares upon the conversion of their notes, or the holders of options to acquire our common shares receive our common shares upon the exercise of their options, subject to volume, holding period and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. To the extent these shares are sold into the market, the market price of our common shares could decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

You may have difficulty enforcing judgments against us.

We are a corporation organized under the laws of Canada and a substantial portion of our assets is located outside of the United States. A substantial majority of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, we have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this would be the case. It is unlikely that an action could be brought in Canada in the first instance for civil liability under U.S. federal securities laws. It is uncertain whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined by reference to the market price of our common shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. person held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.

We have formed the following subsidiaries, which are wholly-owned except as otherwise noted:

•	CSI Solartronics, incorporated in November 2001, which has operations located in Changshu, China, where we conduct sales of solar modules;

•	CSI Manufacturing, incorporated in January 2005, which has operations in Suzhou, China, where we manufacture primarily standard solar modules;

•	CSI Solar Technologies Inc., or CSI Technologies, incorporated in August 2003, which has operations located in Changshu, China, where we conduct solar module product development;

•	CSI Luoyang, incorporated in February 2006, which has operations located in Luoyang, China, where we manufacture solar module products, solar ingots and solar wafers;

•	CSI Cells, incorporated in June 2006, which has operations located in Suzhou, China, where we manufacture solar cells;

•	CSI Advanced, incorporated in August 2006, which has operations located in Changshu, China, where we manufacture solar modules;

•	CSI Solar Power (China) Inc., incorporated in July 2009, which has operations in Suzhou, China, which will be our holding company in China;

•	CSI Solar New Energy (Suzhou) Co. Ltd. (Formerly known as Toyo Science and Technology (Suzhou) Co., Ltd. or TOYO), which was incorporated in December 2005, manufactured lead-acid batteries recycling equipment in Suzhou, China before it was acquired by CSI Solar Power (China) Inc. in March 2010; TOYO will become the entity through which we will manufacture solar cells in Suzhou;

•	Canadian Solar Solutions Inc., incorporated in Ontario, Canada in June 2009, through which we conduct marketing and sales activities in Canada; we also have a number of non-wholly owned subsidiaries under Canadian Solar Solutions Inc., all of which are incorporated in Ontario, Canada in November 2009, through which we conduct project development activities in Canada;

•	Canadian Solar (USA) Inc. (formerly doing business as CSI Solar Inc.), which was incorporated in Delaware in June 2007, through which we carry out marketing and sales activities in the United States;

•	Canadian Solar Japan, K.K., or Canadian Solar Japan, incorporated in Japan as our wholly-owned subsidiary in June 2009, through which we conduct marketing and sales activities in Japan; between December 2009 and May 2010, we sold an aggregate of 28% of the outstanding capital stock of Canadian Solar Japan to two Japanese companies;

•	Canadian Solar (Deutschland) GmbH, incorporated in Germany in August 2009, through which we conduct marketing and sales activities in Europe;

•	We hold 70% of the equity interest in CSI Project Consulting GmbH, incorporated in Germany in 2009, through which we invest in a German solar power project; CSI Project Consulting GmbH holds all of the shares in CVB Solar GmbH; in December 2009, CSI Project Consulting GmbH sold 100% of the shares of its subsidiary Solarpark Bernsdorf GmbH & Co. KG to a third party; and

•	Canadian Solar Manufacturing (Ontario) Inc., incorporated in Ontario, Canada in June 2010, through which we will conduct our manufacturing activities in Canada.

See “Item 4. Information on the Company — C. Organizational Structure” for additional information on our corporate structure.

Our principal executive offices are located at 650 Riverbend Drive, Suite B, Kitchener, Ontario, Canada N2K 3S2. Our telephone number at this address is (1-905) 530-2334 and our fax number is (1-905) 530-2001. Our principal place of business is at No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.canadiansolar.com. The information contained on or accessible through our website does not form part of this annual report

B.	Business Overview

Overview

We design, develop, manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct substantially all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized solar modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as portable solar home systems and solar-powered car battery chargers. We sell our products under our “Canadian Solar” brand name and to original equipment manufacturer, or OEM, customers under their brand names. We also implement solar power development projects.

We believe we offer one of the broadest crystalline silicon solar module product lines in the industry. Our product lines range from modules made of medium power, low-cost upgraded metallurgical-grade silicon, or UMG-Si, to high efficiency, high power output mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including Germany, Spain, the U.S., France, the Czech Republic, Italy, South Korea, Canada and China. We sell our standard solar modules to distributors and system integrators, as well as to solar projects.

We continue to invest in our sales and marketing and customer support efforts, particularly in North America and China. In June 2009, we established new subsidiaries in both Canada and Japan.

We employ a flexible vertically integrated business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll-manufacturing relationships. We believe this approach provides us with certain competitive advantages and allows us to benefit from the increased margins available to fully vertically integrated solar manufacturers while reducing the capital expenditures required for a fully vertically integrated business model. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases, provided module components are available at a reasonable price, and to take advantage of the availability of low-cost outsourced manufacturing capacity in the long term.

We have expanded our in-house manufacturing capacity for ingots, silicon wafers, solar cells and solar modules. Solar modules account for the majority of our sales. As of December 31, 2009, we had 820 MW of combined annual solar module manufacturing capacity at our Suzhou, Changshu and Luoyang facilities in China. We subsequently increased our total module production capacity to 1.3 GW as of July 31, 2010. We are currently installing a 200 MW module plant in Ontario, Canada, which is expected to be operational in early 2011 and which will bring our total module capacity to 1.5 GW. As of July 31, 2010, our annual solar cell manufacturing capacity was 420 MW, with additional new lines running in test mode. We intend to expand our annual solar cell production capacity to approximately 720 MW by September 2010 and 800 MW by year-end. In 2011, we intend to increase our cell capacity by an additional 500 MW, which will bring the total to 1.3 GW. As of July 31, 2010 our ingot manufacturing capacity was approximately 300 MW and our wafering capacity as was approximately 150 MW. We intend to increase both our ingot and wafer capacity to 350 MW by June 30, 2011. We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plant and to use substantially all of the solar cells that we manufacture to produce our own solar module products.

We are focused on reducing our production costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs. In January 2009, we established a new solar cell efficiency research center to develop more efficient cell structures, and we have been making ongoing improvements in solar cell conversion efficiency and product cost control. Our short-term goal is to increase the efficiency of our solar cells by introducing an enhanced selective emitter, or ESE, structure, narrowing the width of the cell’s front side contact and improving the texturing process. Our medium-term research and development activities include developing metal wrap-through cells, which we have successfully produced on a pilot basis. We are currently designing the module and manufacturing process to build modules using such cells. Our long-term goal is to develop and commercialize crystalline silicon hetero-junction cells, which in academic studies have achieved conversion efficiencies of between 20% and 25%.

In the fourth quarter of 2009, we began the conversion of our first cell line to ESE production, and we started to ship ESE-based module products in March 2010. We plan to install additional ESE production lines in the third quarter of 2010.

Our Products

We design, develop, manufacture and sell solar cell and solar module products, which consist of standard solar modules and specialty solar modules and products.

Standard Solar Modules

Our standard solar modules are arrays of interconnected solar cells encapsulated in weatherproof frames. We produce a wide variety of standard solar modules, ranging from 0.2 W to in excess of 300 W in power and using multi-crystalline, mono-crystalline or UMG-Si cells in several different formats, including general purpose 60 x 6” cell and 72 x 5” cell formats, small modules for specialty products (see below) and larger formats for ground-mounted projects. Larger formats include a 72 x 6” cell format and a 96 x 5” cell format. In 2009, most of our products employed 6” multicrystalline cells, while in 2010 we are shipping a higher percentage of module assembled with 6” monocrystalline cells. We are also presently certifying modules with improved frames for rail-less mounting systems, an AC module and higher powered modules in standard formats, such as a 60 cell, 260 W module. We expect such modules to be substantially cheaper to install because they require less labor and materials, especially in residential rooftop applications. In late 2010, we expect to begin assembling modules using wrap-through cells, which would be entirely soldered on the back side of the cell. We believe these modules can achieve module conversion efficiencies in excess of 17%. We may also benefit from raw materials savings and more cost-effective automation. These products are built to general specifications for a wide range of residential, commercial and industrial solar power generation systems. Our standard solar modules are designed to be durable under harsh weather conditions and easy to transport and install. We sell our standard solar modules under our brand name and to OEM customers under their brand names. Since March 2002, when we began selling our solar module products, we have increased our annual module production capacity from 2 MW to 1.3 GW as of July 31, 2010. Our flexible manufacturing process allows us to increase capacity at low cost within a short time and to ramp up production for increased demand for standard solar modules or for new solar module products as necessary, provided adequate raw materials are available.

Specialty Solar Modules and Products

We collaborate with our customers to design and manufacture specialty solar modules and products based on our customers’ specifications and requirements. Our specialty solar modules and products consist of customized solar modules and complete specialty products. Our customized solar modules are solar modules that we design and manufacture for customers who incorporate them as components in their own products. For example, we have manufactured a customized array of six solar modules assembled onto a curved canopy for a customer who incorporated it into its bus stop shelter products. We also design and manufacture complete specialty products, which combine our solar modules with various electronic components that we purchase from third-party suppliers. For example, we manufacture car battery chargers for a major automotive maker, we produce the small solar charging panels that several companies in China incorporate into solar garden light products, we have produced complete solar street lights used in several cities and townships in China and we have produced security sensors, signaling systems and mobile phone chargers.

As part of our strategy to broaden our products portfolio and address a wider cross section of the solar power market, we have also been actively developing our BIPV product line. Our BIPV products have various advantages over standard solar modules, including improved aesthetics, direct integration into building structures and the ability to be used in a wider range of applications, including residential and commercial roofing and architectural glazing. We used our BIPV products and systems in our BIPV solar glass roofing system project in Luoyang and we supplied BIPV products and systems for the facilities for the Beijing Olympic Games. We believe that the demand for BIPV solutions will grow in our key markets, including China, Europe and the United States. We will work closely with our customers to design and develop specialty solar modules and products that meet their requirements.

Solar Cells

We completed our first solar cell production line, with an annual capacity of 25 MW, in the first quarter of 2007 and our second 25 MW production line in the third quarter of 2007. We completed our third and fourth solar cell production lines in November 2007, and our total annual solar cell nameplate production capacity reached 420 MW as of December 2009. We intend to expand our annual solar cell production capacity to approximately 720 MW by September 2010 and 800 MW by year-end. In 2011 we intend to add an additional 500 MW, which will bring our total cell capacity to 1.3 GW. During cell production line installation, we apply high standards in vendor selection, which include requiring each vendor to demonstrate a minimum of two successful equipment implementations for other well-known solar cell manufacturers. We intend to use substantially all of our solar cells to manufacture our own solar module products.

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

A typical ingot and wafer manufacturing process is illustrated as follows:

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

In 2007, we completed our first BIPV solar project, a BIPV solar glass roof system, in collaboration with Luoyang ZhongGui High Tech Co. Ltd. In early 2009, we also completed the installation of a BIPV solar wall in our new office building in Luoyang.

We have received approvals from the Jiangsu provincial government for a number of rooftop projects. We will build some of these projects in 2010, and will conduct financial viability study on the others projects once we receive confirmation of local feed-in-tariffs.

In early 2010, we began to ship CE certified 11 to 14 kW two-axis trackers for ground-mounted applications. We are also developing single-axis trackers and smaller trackers intended for smaller ground-mounted installations.

Supply Chain Management

Our business depends on our ability to obtain a stable and cost-effective supply of polysilicon, silicon wafers and solar cells. In early 2005, we began managing our supply chain to secure a reliable and cost-effective supply of solar cells, which allowed us to partially mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. We secured our supply of silicon wafers and solar cells partially by sourcing silicon raw materials and establishing toll-manufacturing arrangements with suppliers of ingots and silicon wafers and partially by directly purchasing silicon wafers and cells, in addition to producing our own solar cells. Our principal suppliers include major wafer suppliers such as Renesola and GCL. Similarly we primarily purchase solar cells from large cell manufacturers in Taiwan. While this strategy reduced our gross margin, it allowed us to commit less capital in the form of pre-payments to polysilicon manufacturers compared to other solar module producers of our size and to reduce capital expenditures for wafering capacity.

The shortage of high-purity silicon, silicon wafers and solar cells began to ease during the third quarter of 2008, and the industry has experienced a relative oversupply of silicon materials since the fourth quarter of 2008. We are in the process of re-negotiating most of our long-term supply contracts to obtain more favorable and flexible pricing and other terms. See “Item 3. Key Information — D. Risk Factors — We may not be able to adjust our raw materials costs because we have entered into long-term supply agreements with several polysilicon and wafer suppliers. If we fail to adjust such costs, our revenues and profitability could be materially and adversely affected. In addition, we may be subject to litigation with the suppliers.”

Since 2009, polysilicon has remained relatively inexpensive at $45 to $55 per kilogram. In addition, there is a technical oversupply of materials from polysilicon through to modules on the basis of the cumulative nameplate capacity throughout the industry. However, we believe that supplies of cost-effective raw materials, by which we mean solar cells and silicon wafers that are available at prices that will allow the profitable production of solar modules, is less than the current market demand, and has placed some upward pressure on prices. The supply of cost-effective solar cells has declined since the beginning of the fourth quarter of 2009, and in the second quarter of 2010 the supply of cost-effective silicon wafers also declined.

Since we expect this situation to continue, we are increasing the percentage of internally-produced materials, especially solar cells, which we use to manufacture our module products. We believe this will allow us to maintain if not increase our margins. Our current plan is to increase our internal cell production to 70%-75% of our requirements, and maintain the same percentage or add more in the future when we increase our overall production capacity. We are in the process of securing the necessary land and construction permits to increase our overall production capacity in 2011 and 2012. We believe that we will continue to externally purchase most of our silicon wafer and all of our polysilicon requirements. We are currently increasing the quantity and diversity of our wafer and polysilicon supplies, particularly with top tier international suppliers.

Silicon Raw Materials and Solar Wafers

Silicon feedstock, which consists of high-purity silicon and UMG-Si, is the starting block of the silicon solar power supply chain.

In 2007, we entered into a twelve-year wafer supply agreement with Deutsche Solar under which we are required to purchase wafers at agreed upon prices and in accordance with the pre-determined schedule, commencing January 1, 2009. The agreement contains a provision stating that if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. Given the market price decline in solar wafers, we have been re-negotiating the terms of the agreement with Deutsche Solar and have been purchasing from Deutsche Solar under the agreement in reduced volumes. As of December 31, 2009, the balance of our advance payments to Deutsche Solar was $20.8 million.

In 2007, we entered into a three-year agreement with LDK under which we purchased specified quantities of silicon wafers and LDK converted our reclaimed silicon feedstock into wafers under a toll manufacturing arrangement.

In 2008, we entered into two ten-year wafer supply agreements with LDK, under which we are required to purchase specified volumes of wafers at pre-determined prices each year, commencing January 1, 2009. We have given LDK notice to terminate these agreements and initiated arbitration proceedings against LDK in which we are seeking a refund of certain advance payments that we made to LDK. See “Item 8. Financial Information — A. Consolidated Statements and other Financial Information — Legal and Administrative Proceedings.” As of December 31, 2009, the balance of our advance payments to LDK was $11.7 million.

In 2008, we entered into a two-year agreement with GCL pursuant to which we purchase specified quantities of polysilicon from GCL. This agreement expired pursuant to its terms in 2010. We also entered into an agreement with GCL in 2008 for a six-year term commencing in 2010 pursuant to which we are purchasing specified quantities of silicon wafers. In addition, we entered into long-term agreements with suppliers such as Neo Solar and JACO.

In 2009, we amended our six-year agreement with GCL to (i) adjust purchase prices based on prevailing market prices at the time we place each purchase order and (ii) revise terms with respect to the quantity of products we are required to purchase, among other terms. We also amended our agreements with Neo Solar in 2009 to adjust purchase prices based on prevailing market prices at the time of each purchase order placed under the agreements. As of December 31, 2009, there is no balance of advance payments to Neo Solar, and $8.0 million of advance payments to GCL. Our advance payments to GCL under the long-term silicon wafer agreement will be credited against purchase prices commencing in 2011.

In July 2008, we entered into a three-year supply agreement with JACO for the supply of UMG silicon, with a term from 2009 to 2011. In October 2008, the parties amended the term to 5 years, from 2009 to 2013. We have been testing JACO’s materials as well as re-negotiating the price and volume terms under the agreement, and therefore have not taken delivery under the agreement. As of December 31, 2009, the balance of our advance payments to JACO was $8.6 million.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — We may not be able to adjust our raw materials costs because we have entered into long-term supply agreements with several polysilicon and wafer suppliers. If we fail to adjust such costs, our revenues and profitability could be materially and adversely affected. In addition, we may be subject to litigation with the suppliers.”

Solar Cells.  In addition to manufacturing our own solar cells and our toll manufacturing arrangements with our solar cell suppliers, we purchase solar cells from a number of international and local suppliers including JA Solar Holdings Co., Ltd., Neo Solar, Motech and DelSolar Co., Ltd. Although we have established relationships with some cell suppliers, we have been experiencing a shortage of solar cell supplies since late 2009. As we expand our business, we expect to expand our solar cell manufacturing capacity and diversify our solar cell supply channel to ensure we have the flexibility to adapt to future changes in the supply of, and demand for, solar cells.

UMG-Si Cells.  We entered into a research partnership and supply contract with a silicon manufacturer to develop a viable and reliable source of UMG-Si in 2007. This was a viable and profitable business in 2008 and for the first half of 2009. However, polysilicon prices declined rapidly in early 2009 and we switched most of our ingot and wafering capacity to high-purity materials processing in the first half of 2009. Production of UMG-Si wafers and cells is expected to constitute less than 5% of our shipments for 2010. We continue to work with our suppliers to improve our UMG-Si materials and the manufacturing processes. For example, in partnership with DuPont we have developed an improved metallization paste and some of our high efficiency research will also improve our production of UMG-Si cells. Since polysilicon prices have historically been unpredictable, this raw material’s principal value is as a hedge against the return of high polysilicon prices.

Solar Module Manufacturing

We assemble our solar modules by interconnecting multiple solar cells by taping and stringing them into a desired electrical configuration. We lay out interconnected cells, laminate them in a vacuum, cure them by heating and package them in a protective light-weight anodized aluminum frame. We seal and weatherproof our solar modules, which can withstand high levels of ultraviolet radiation, moisture and extreme temperatures.

The diagram below illustrates our solar module manufacturing process:

(1)	Laser cutting is only necessary for smaller-sized modules.

We selectively use automation to enhance the quality and consistency of our finished products and to improve the efficiency of our manufacturing processes. Key equipment in our manufacturing process includes automatic laminators, simulators and solar cell testers. The design of our assembly lines provides flexibility to adjust the ratio of automated equipment to skilled labor in order to maximize quality and efficiency. We purchase our manufacturing equipment primarily from Chinese suppliers. Our proximity to these Chinese manufacturers is an advantage because they typically sell solar power manufacturing equipment at more competitive prices than similar international solar power equipment manufacturers. We source critical testing equipment from international manufacturers. Manufacturing solar module products remains a labor intensive process, and we leverage China’s competitive labor costs by using labor in our manufacturing process when it proves to be more efficient and cost-effective than using automated equipment.

We are currently undertaking a design program to demonstrate the feasibility of automating our module lines.

Quality Control and Certifications

We have registered our quality control system according to the requirements of ISO 9001:2000 and ISO/TS 16949 standards. The latter quality control standard originated from the QS 9000 and VDA quality systems and is now the world-wide quality system standard for the automotive industry. Our quality systems are audited by TUV Rheinland Group, a leading international service company that documents the safety and quality of products, systems and services. We inspect and test incoming raw materials to ensure their quality. We monitor our manufacturing processes to ensure quality control and we inspect finished products by conducting reliability and other tests.

We have obtained IEC 61215 and IEC61730 (previously TUV Class II safety) European standards for sales in Europe. We also obtained certifications of CAN ORD-UL 1703 and UL 1703 in March 2007, which allow us to sell products in North America. In 2009, we obtained the necessary certifications to sell our modules in Japan, South Korea and to several of the Chinese solar programs, including Golden Sun. We believe that by the end of 2010 we will have obtained certifications for higher-powered modules in the 260 W range, modules with a re-designed frame and that work with a rail-less mounting system, such as those designed by Zep Solar, Inc. and an AC module product with a micro-inverter. In the second half of 2010, we expect to begin certifying modules designed to be assembled from metal wrap-through cells; these modules may also require certification for increased power ratings.

Markets and Customers

We sell our standard solar modules primarily to distributors, system integrators and OEM customers. Our distributor customers include companies that are exclusive solar component and system distributors and engineering and design firms that include our standard solar modules in their system installations. Our system integrator customers typically design and sell complete, integrated systems that include our standard solar modules along with other system components. We sell our solar modules and products to various manufacturers who either integrate these products into their own products or sell and market them as part of their product portfolio. Our standard solar module customers include leading solar distributors and system integrators such as WSW engineering, Inc., Fire Energy S.L, Iliotec Solar GmbH and Bihler GmbH. Our specialty solar module and products customers include manufacturers who incorporate our customized solar modules in their bus stop, road lighting and marine lighting products.

A small number of customers have historically accounted for a major portion of our net revenues. In 2007, 2008 and 2009, our top five customers collectively accounted for approximately 78.8%, 52.6%, and 57.5%, respectively, of our net revenues, and sales to our largest customer in those years accounted for 21.1%, 14.7% and 24.0%, respectively, of our total sales. One of our largest customers in 2008 continued to be one of our five largest customers in 2009.

The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic location for the periods indicated:

	Years Ended December 31,
	2007		2008		2009
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(In thousands of US$, except for percentages)

Europe	$286,588	94.7	$631,147	89.5	$523,087	82.9
Asia	13,605	4.5	41,571	5.9	70,966	11.3
United States	2,605	0.8	32,288	4.6	36,908	5.8

Total net revenues	$302,798	100	$705,006	100	$630,961	100

As we expand our manufacturing capacity and enhance our brand name, we continue to develop new customer relationships in a wider range of geographic markets to decrease our market concentration and dependence. In 2009, we significantly increased our total number of customers, gained market share in both Europe and the U.S. and achieved a leading market share in South Korea and the Czech Republic. We aim to increase our sales in our existing major markets, including Germany, Italy, the Czech Republic, Spain, the United States, Canada, France, Japan, South Korea and China, while exploring other emerging solar markets. These markets have been significantly influenced by past and current government subsidies and incentives. While we expect to expand our markets, we expect that Germany and other European markets will remain our major markets in the near future.

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

Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany’s surpassing Japan in 2004 as the leading solar power market in terms of annual megawatt growth. According to Solarbuzz, the German market grew by 109% in 2009, from 1.86 GW at the end of 2008 to 3.87 GW at the end of 2009. Our products are used in large, ground-mounted solar power fields, commercial rooftops and residential rooftops. The feed-in tariffs in Germany for 2010 are currently expected to be between €0.253 and €0.284 per kWh for ground mounted systems and between €0.260 and €0.430 per kWh for roof-top systems. The German feed-in tariff was reduced by 8-10% at the end of 2009, and will be reduced again by approximately 9-13% at the end of 2010, depending on system size and type. In addition to scheduled reductions, Germany enacted a one-time reduction to the feed-in tariff for roof-top and greenfield systems in July 2010. The reduction takes effect in two stages: a 12 — 13% reduction from July 1, 2010 and an additional 3% reduction from October 2010. Furthermore, the annual feed-in tariffs will decrease more quickly than the base of 9% per year if annual installations exceed 3 GW. This means that solar system tariffs and solar system prices will likely fall more quickly than previously anticipated. In 2011 the feed-in tariff is expected to be between €0.241 and €0.253 per kWh for ground-mounted systems and between €0.232 and €0.292 per kWh for rooftop systems.

•	Spain. According to Solarbuzz, the Spanish market shrank by 96% to 98 MW in 2009 from 2,463 MW in 2008. In Spain, the feed-in tariff for solar power energy is fully guaranteed for 25 years and guaranteed at 80% thereafter. The feed-in tariff for applications of less than 100 kWh was initially €0.4404 per kWh for the first 25 years of system operation and €0.3523 per kWh thereafter for systems installed until September 2008. Current feed-in tariffs are between €0.28 and €0.34 per kWh, depending on system size, type and quarterly digressions. Currently the market is capped at 500 MW per year, with any outstanding cap rolled over to the subsequent year. Accordingly, up to 910 MW may be installed this year.

•	Czech Republic. According to Solarbuzz, in 2009, the market increased from 55 MW to approximately 440 MW, a 700% increase. At current exchange rates the feed-in tariff is 12.79 to 12.89 CZK and is legislated to decline at up to 5% per year and is legislated to decline at up to 5% per year. However there are expectations that the legislation may change and the declines may be steeper. Currently no new applications are being accepted for solar projects. The existing backlog of approved solar power projects is believed to be very large, and in spite of a 30% reduction, project internal rates of return might continue to be acceptable.

•	Italy. According to Solarbuzz, the Italian solar market grew by 72% to reach 720 MW at the end of 2009. Current feed-in tariff rates for systems range from €0.346 per kWh for larger ground-mounted systems to €0.470 per kWh for smaller BIPV systems, a relatively modest decline from the previous year’s rates. Furthermore, system owners may also benefit from self consumption with a reduced electrical bill. The Italian market saw an enormous boost in large installations in 2007 and 2008, according to Solarbuzz, a trend that continued in 2009 and is expected to continue in 2010. In 2011 the feed-in tariff is expected to be €0.313 per kWh and to decline further in 2012 to €0.264 per kWh.

•	United States. Over 10 states in the U.S. offer significant incentives, with California offering the most preferential ones. In January 2006, the California Public Utilities Commission enacted the California Solar Initiative, a $2.9 billion program that subsidizes solar power systems by $2.80 per watt. Due to excessive demand, this subsidy has been reduced to $2.50 per watt. Combined with federal tax credits for solar power usage, the subsidy may account for as much as 50% of the cost of a solar power system. The program will last until 2016 and is expected to dramatically increase the use of solar power for on-grid applications in California. The program is capped. Incentives in other US states include state renewable energy credits, capital subsidies and in some states, such as Vermont, feed-in tariffs. Many states and various federal departments are also subject to renewable energy portfolio standards that mandate minimum percentages of renewable energy production by utilities. Finally, the U.S. federal government passed several renewable energy provisions in the stimulus package, including a 30% investment tax credit, accelerated five-year system depreciation and an expansion of Department of Energy loan guarantees. These provisions were further expanded in 2009 to include a cash grant in lieu of the investment tax credit and were uncapped with respect to system size (the previous maximum rebate was $2,000) and to allow larger organizations such as utilities to take advantage of the tax credit or cash in-lieu grant for large scale projects. The constrained appetite for tax equity may limit the effectiveness of some of these provisions, such as accelerated depreciation.

•	China. China’s Renewable Energy Law was passed in February 28, 2005 and went into effect on January 1, 2006. The Renewable Energy Law authorizes the relevant authorities to set favorable prices for the purchase of on-grid electricity generated by solar power and provides other financial incentives for the development of renewable energy projects. In January 2006, the NDRC further promulgated two implementation rules for the Renewable Energy Law. In addition, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the development of solar photovoltaic technology in China. Local governments are encouraged to issue and implement supporting policies. Under the Interim Measures, a subsidy, which is set at RMB20 per watt-peak for 2009, will cover solar photovoltaic technology integrated into building construction. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

China finances its off-grid solar installations through the now-completed township program and the current village program. The current five-year plan from 2006 to 2010 is targeted to provide electricity to 29,000 villages, mainly in western China. The Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) has recently promulgated directives encouraging the development and use of solar power in urban and rural areas. Various local authorities have also introduced initiatives to encourage the adoption of renewable energy, including solar power. In April 2009, we signed an agreement with the City of Suzhou, New District in which the latter pledged RMB7.5 million as funding support for projects developed by us within the New District.

We believe that we are well-positioned to take advantage of growth opportunities in the Chinese solar power market, which has the potential to become one of the fastest growing markets for solar power. Our projects in China include working with the government of Suzhou to construct a 300 kW solar power system in Suzhou and installing a BIPV solar glass roof system in Luoyang, a project to provide rural inhabitants of Sichuan Province with off-grid power and a 66 kW project to provide solar lighting system at the Beijing Olympics, which we completed in 2008.

Beginning in March 2009, several policy initiatives were announced, including the opening of bidding for a 20-year operating license for a 10 MW solar power plant project in Gansu Province of China and the “Golden Sun” program, which subsidizes the capital expense of solar projects by approximately $2.00 per watt. A number of provincial incentives were announced as well. However the central government has not approved a definitive implementation scheme or approved any of the provincial schemes.

•	Canada. In November of 2006, Canada’s largest province by population, Ontario, introduced a program of subsidies for renewable energy projects, including solar energy projects. Under that program, a fixed price of C$0.42 per kWh was offered for solar power transferred to the electrical grid. That program was replaced with a program of feed-in tariffs. The proposed price for solar power under the feed-in tariff program ranges from C$0.443 to C$0.80 per kWh depending on the system size and type. Contracts under the new program are for 20-year terms. We and our partners have applied for and received 176 MW of contract offers. We may obtain further project approvals in the second half of 2010.

•	Japan. According to Solarbuzz, the Japanese market grew from 230 MW in 2008 to 477 MW in 2009. The Japanese government has announced a long-term goal of increasing installed solar power capacity by between 20 and 55 times, which would require 28 GW or more of solar power capacity by 2020. Japan is a signatory to the Kyoto Protocol, which requires it to reduce greenhouse gas emissions by 6% from the 1990 baseline level by 2012 and by 20% by 2020. Japan currently funds a number of key programs supporting domestic solar power installations and has announced a plan to begin installing solar power systems on federal buildings through 2012. As Japan will not likely reach its renewable energy (including solar) targets, Japan is increasing its incentives for solar power installations. Currently there is a capital subsidy of up to 70,000 Yen on small rooftop systems. More important, there is a net feed-in tariff program. Self-consumption is mandatory; any excess electricity is sold to utilities at 48 Yen per kWh.

Sales and Marketing

Standard Solar Modules

We market and sell our standard solar modules worldwide primarily through a direct sales force and via market-focused sales agents. Our direct sales personnel or sales agent representatives cover our markets in Europe, North America and Asia. Our marketing activities include trade shows, conferences, sales training, product launch events, advertising and public relations campaigns. Working closely with our sales and product development teams, our marketing team is also responsible for collecting market intelligence and supporting our sales team’s lead generation efforts. We have marketing staff in the U.S., China, Europe, Canada, Japan and South Korea.

We sell our products primarily under three types of arrangements: (1) sales contracts to distributors, (2) sales to systems integrators, EPCs and project developers (“project” customers) and (3) OEM/tolling manufacturing arrangements.

•	Sales contracts to distributors and project customers. In late 2007, we began to enter into annual sales and/or distribution agreements with most of our customers. We deliver standard solar modules according to a pre-agreed schedule. We typically secure partial payment for the shipment through letters of credit or wire money transfers prior to shipping. Since late 2008, we often provide short-term credit sales ranging from 21 to 45 days. To some customers, we provide medium-term credit sales from 30 to 120 days. We actively use credit insurance coverage for credit sales.

•	OEM/tolling manufacturing arrangements. Under these arrangements, we purchase silicon wafers and solar cells from customers, and then sell solar module products back to the same customers, who then sell those products under their own brands. In addition, we have been using our own solar cells or cells that we purchase to make modules for a limited number of strategic customers who brand the finished solar module products with their own labels. Since 2009, this has been the primary OEM arrangement.

We intend to add a fourth sales channel, sales of completed solar projects, in 2010. We sold a small project in Germany in the fourth quarter of 2009. We expect to sell projects in Canada and in other select geographic regions in 2010.

Specialty Solar Modules and Products

We target our sales and marketing efforts for our specialty solar modules and products at companies in selected industry sectors, including the automotive, telecommunications and LED lighting sectors. As standard solar modules increasingly become commoditized and technology advancements allow solar power to be used in more off-grid applications, we will expand our sales and marketing focus on our specialty solar modules and products and capabilities. Our sales and marketing team works with our specialty solar modules and products development team to take into account changing customer preferences and demands and to ensure that our sales and marketing team is able to effectively communicate to customers our product development changes and innovations. We intend to establish additional relationships in other market sectors as the specialty solar modules and products market expands.

Solar Power Development Projects

In November 2009, we submitted a significant number of feed-in-tariff applications to the Ontario Power Authority, or the OPA, in Canada. In April 2010, the OPA awarded us and our partners contract offers for 176 MW of open field solar power generation projects. We may obtain additional contract offers in 2010. The projects were developed in partnership with several leading renewable energy developers in the Ontario market. If final approval is obtained from the OPA, we expect that these projects will be completed in 2011 and 2012.

Customer Support and Service

We provide customers with after-sales support, including product return and warranty services. We typically sell our standard solar modules with a six-year warranty against defects in materials and workmanship and 10-year and 25-year warranties against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. We typically sell our specialty solar modules and products with a one-year warranty against defects in materials and workmanship and may, depending on the characteristics of the product, include a limited warranty of up to ten years against declines from the minimum power generation capacity specified at the time of delivery. In April 2010 we purchased product warranty insurance to back up our product warranties. See “— Insurance” below.

Competition

The market for solar module products is competitive and continually evolving. We compete with international companies such as SunPower, First Solar and Sharp Solar, and China-based companies such as Suntech, Yingli and Trina. Some of our competitors are also developing or producing products based on alternative solar technologies, such as thin film photovoltaic materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and CIGS technology, are generally less efficient, with module conversion efficiencies ranging from approximately 5% to approximately 11% according to company filings, but require significantly less or no silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. Higher conversion efficiency cells are also becoming an important product. Some international competitors, such as Sanyo and SunPower, have well-known high-efficiency module product brands. We are developing competing high-efficiency products, as are several other Chinese manufacturers. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar modules. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation. We believe that the key competitive factors in the market for solar module products include:

•	price;

•	the ability to deliver of products to customers on time and in the required volumes;

•	product quality and associated service issues;

•	name-plate power and other performance parameters of the module, such as power tolerances;

•	value-added services such as system design and installation;

•	value-added features such as those that make a module easier or cheaper to install;

•	additional system components such a mounting systems, delivered as a package or bundle;

•	brand equity and any good reputation resulting from the above items, including the willingness of banks to finance projects using a particular module supplier;

•	customer relationships and distribution channels; and

•	the aesthetic appearance of solar module products.

In the immediate future, we believe that our ability to compete in our industry will depend on our ability to deliver a cost-effective product in a timely manner and develop and maintain a strong brand name based on high quality products and strong relationships with downstream customers. It will also depend on our ability to effectively manage our cash flow and balance sheet and to maintain our relationships with the financial institutions that fund solar projects. Consolidation of the solar industry is already occurring and is expected to continue in the near future. We believe that such consolidation will benefit our company in the long term. We believe that the keys to competing successfully in the long term will be to produce innovative, high quality products at competitive prices and developing an integrated sales approach that includes services, ancillary products such as mounting systems and inverters, and value-added product features. We believe that a good marketing program and the strong relationships that we are building with customers and suppliers will support us in that competitive environment.

Insurance

We maintain property insurance policies with reputable insurance companies to cover our equipment, facilities and buildings, including improvements, office furniture and inventory. These insurance policies cover losses due to fire, floods and other natural disasters. To keep up with the pace of our rapid sales growth and facilities expansions, we substantially increased our property insurance coverage and our general commercial and product liability coverage in 2009. We have also been actively working with China Export Credit Insurance Company, or Sinosure, since early 2008. Credit insurance is designed to offset the collection risk of our account receivables for customers within Sinosure approved credit limits. We maintain cargo transportation insurance relating to marine, air and inland transit risks for the export of our products, as well as insurance covering the domestic transportation of materials and products. We also maintain business interruption insurance for our manufacturing facilities. We consider our overall insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We maintain director and officer liability insurance.

In April 2010, we purchased product warranty insurance to back up our product warranties. This insurance applies to our warranty against workmanship and material defects and our power output warranty. This insurance policy is underwritten by A-rated insurance companies. This may alter the costs of our warranty program. We currently take a 1% warranty provision against our revenue. However our customers will enjoy an irrevocable warranty, which may improve the marketability of our products and customers might be willing to pay more for products with warranties backed by insurance.

Environmental Matters

Except for the circumstances disclosed in the “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” we believe we have obtained the environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have conducted environmental studies in conjunction with our solar power development projects to assess and reduce the environmental impact of our facilities.

Our products must comply with the environmental regulations of the jurisdictions in which they are installed. We make efforts to ensure that our products comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products.

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

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006 and was revised in December 2009. The revised Renewable Energy Law, which became effective on April 1, 2010, sets forth policies to encourage the development and use of solar energy and other non-fossil energy and their on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the NDRC promulgated two implementation directives of the Renewable Energy Law and in January 2007 promulgated another implementation directive. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the renewable energy law.

In November 2005, the NDRC promulgated the Renewable Energy Industry Development Guidance Catalogue, in which solar power figured prominently. In January 2006, the NDRC promulgated an implementation directive for the renewable energy power generation industry. This directive sets forth specific measures for setting the price of electricity generated by solar and other renewable power generation systems and for sharing additional expenses. The directive also allocates administrative and supervisory authority among different government agencies at the national and provincial levels and stipulates the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the renewable energy law.

On August 31, 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of the PRC government’s commitment to renewable energy is also stipulated in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in March 2008.

China’s Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) also issued a directive in June 2005 which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. Similarly, China’s State

Council promulgated a directive in July 2005 which sets forth specific measures to conserve energy resources. In addition, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the installation of solar power facilities in buildings to improve energy-efficiency. On July 6, 2009 China’s Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated “the Urban Demonstration Implementation Program of the Renewable Energy Building Construction” and “the Implementation Program of Acceleration in Rural Application of the Renewable Energy Building Construction” to support the development of the new energy industry and the new energy-saving industry.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the development of solar photovoltaic technology in China. Local governments are encouraged to issue and implement supporting policies. Under these Interim Measures, a subsidy, which is set at RMB20 per Watt-peak for 2009, will cover solar photovoltaic technology integrated into building construction. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures. On the same day, China’s Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Implementation Opinion on Acceleration in the Application of Solar Photovoltaic Technology in Building Construction.

On July 16, 2009, China’s Ministry of Finance and Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the “Golden Sun” demonstration program. Under the program, the PRC government will provide a 50%-70% subsidy for the capital costs of photovoltaic system and the relevant power transmission and distribution systems for up to 20 MW of photovoltaic system projects in each province, with the aim to industrialize and expand the scale of China’s solar power industry. The program requires that each photovoltaic project must have a minimum capacity of 300 kW, be completed within one year and have an operational term of not less than 20 years.

On September 26, 2009, the PRC State Council approved and circulated the Opinions of the National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Production Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon production capacity in China has exceeded the demand and adopted the policy of imposing more stringent requirements on the construction of new polysilicon manufacturing projects in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar product manufacturers to extend their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business or our silicon wafer, solar cell and solar module capacity expansion plans.

Environmental Regulations

As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively impact the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection.

Further, some of our PRC subsidiaries are located in Suzhou, China, which is adjacent to Taihu Lake, a nationally renowned and protected body of water. As such, production at these subsidiaries is subject to the Regulation of Jiangsu Province on Preventing Water Pollution in Taihu Lake, which became effective on June 5, 2008, and the Implementation Plan of Jiangsu Province on Comprehensive Treatment of Water Environment in Taihu Lake Basin, which was promulgated on February 25, 2009. As a result of these two new regulations, the environmental protection requirements imposed on nearby manufacturing projects, especially new projects, have increased noticeably, and Jiangsu Province has stopped approving construction of new manufacturing projects that increase the amount of nitrogen and phosphorus released into Taihu Lake.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in 2007 and became effective on December 1, 2007, the solar power business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs and input VAT taxes and priority consideration in obtaining land use rights.

While the 2004 catalogue only applied to the construction and operation of solar power stations, the current catalogue also applies to the production of solar cell manufacturing machines, the production of solar powered air conditioning, heating and drying systems and the manufacture of solar cells.

Income and VAT Taxes

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, namely CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Technologies, CSI Advanced and CSI Luoyang, are governed by the new EIT Law, which became effective from January 1, 2008.

Under the new EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. There is a transition period for enterprises which were given preferential tax treatment under the previous tax law. Enterprises that were subject to an enterprise income tax rate lower than 25% will have the new uniform enterprise income tax rate of 25% phased in over a five-year period from the effective date of the new EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires, subject to certain limitations. The new EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises classified as a “High and New Technology Enterprise,” or HNTE, are entitled to a 15% enterprise income tax rate.

Our subsidiary CSI Solartronics has been recognized as an HNTE. However, because CSI Solartronics does not meet certain requirements for the reduced 15% enterprise income tax rate, it is still subject to a 25% enterprise income tax rate. CSI Manufacturing was subject to a reduced enterprise income tax rate of 12.5% until the end of 2009, when its tax holiday expired, and it is currently subject to an EIT rate of 25%. CSI Cells and CSI Luoyang are subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expire. CSI Advanced and CSI Technologies were exempt from EIT for 2009 and will be subject to a reduced enterprise tax rate of 12.5% from 2010 through and including 2012, at which time their tax holidays will expire as well. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly.

The new EIT Law also provides that enterprises established outside China whose “effective management” is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining an enterprise’s effective management, which are applicable to us. As a substantial number of the members of our management team are located in China, we may be considered a PRC tax resident under the new EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income.

Under the new EIT Law and implementing regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent such interest or dividends have their sources within the PRC. If our Canadian parent entity is deemed to be a PRC tax resident under the new EIT Law based on the location of our effective management, dividends distributed from our PRC subsidiaries to our Canadian parent entity could be exempt from Chinese dividend withholding tax. However, in that case, dividends from us to our shareholders may be regarded as China-sourced income and, consequently, be subject to Chinese withholding tax at the rate of 10%, or at a lower treaty rate if one applies. Similarly, if we are considered a PRC tax resident, any gain realized by our shareholders from the transfer of our common shares is also subject to Chinese withholding tax at the rate of 10% if such gain is regarded as income derived from sources within the PRC. It is unclear whether any dividends that we pay on our common shares or any gains that you may realize from the transfer of our common shares would be treated as income derived from sources within the PRC and subject to PRC tax.

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

On December 15, 2008, the Ministry of Finance and the State Administration of Taxation jointly issued implementation rules for the VAT effective from January 1, 2009. Under the new rules, fixed assets (mainly including equipment and manufacturing facilities) are now eligible for credit for input VAT. Previously, the input VAT on fixed assets purchases had not been deductible from the current period’s output VAT derived from the sales of goods, but had to be included in the cost of the assets. The new rule permits this deduction except in the case of equipment purchased for non-taxable projects or tax-exempted projects where the deduction of input VAT is not allowed. However, the qualified fixed assets could also be eligible for input VAT if the fixed assets are used for both taxable projects and non-taxable projects or tax-exempted projects. Presently, no further detailed rules clarify under what circumstance the fixed assets are considered as being used for both taxable and non-taxable or tax exempt projects. As a result of the new VAT rules, our PRC subsidiaries may enjoy this benefit for future input VAT credit on our capital expenditures.

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

Under the Settlement Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10% of its after-tax profit determined in accordance with PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

C.	Organizational Structure

The following diagram sets forth our company’s organizational structure, including the place of formation, our ownership interest in and the operating focus of each of our subsidiaries.

See “Item 4. Information on the Company — A. History and Development of the Company” for additional information on our corporate structure.

D.	Property, Plant and Equipment

The following is a summary of our properties, including information on our manufacturing facilities and office buildings:

•	CSI Advanced rents approximately 31,119 square meters in Changshu, including 13,889 square meters for manufacturing facilities under a lease effective from June 1, 2010 to May 31, 2011, and 17,230 square meters for manufacturing facilities under a lease effective from April 1, 2010 to March 31, 2013.

•	CSI Luoyang holds the land use rights certificate for approximately 35,345 square meters of land in Luoyang (Phase I), on which we have constructed a manufacturing facility for module manufacturing and an office building. The floor area of all workshops and office buildings in Phase I is approximately 6,761 square meters. The housing ownership certificate was granted in June 2008. In 2008, CSI Luoyang obtained the land use rights for approximately 79,685 square meters of adjacent land (Phase II), on which we are currently constructing wafer manufacturing facilities. The floor area of Phase II is 30,071 square meters. We expect to receive the housing ownership certificate upon passing the required inspection after the completion of construction.

•	CSI Cells holds the land use rights certificate for approximately 65,661 square meters of land in Suzhou. We completed the construction of our first solar cell manufacturing facilities on this site in the first quarter of 2007. The Phase I manufacturing facility has a 14,077 square meter workshop and office building, for which we obtained the housing ownership certificate. The Phase II cell manufacturing facilities, with 30,102 square meters of workshop space, were completed in 2009. We expect to receive the housing ownership certificate upon passing the required inspection.

•	CSI Advanced holds the land use rights certificate for approximately 40,000 square meters of land in Changshu, on which we have built a module manufacturing facility of approximately 23,671 square meters. Production in this facility began in April 2008.

•	CSI Advanced will also obtain a land use rights certificate from CSI Solar Power (Changshu) Inc. as a result of their merger in February 2010 for approximately 180,000 square meters of land in Changshu, on which we have built two module manufacturing facilities, three warehouses and other buildings with a total floor area of approximately 62,093 square meters (Phase I). Production in this facility began in August 2008 and the central warehouses construction was completed in April 2010. Phase I occupies 78,320 square meters of land. The construction of Phase II and III manufacturing facilities on the remaining land are still in the design and planning stage.

•	In March 2010, with the acquisition of CSI Solar New Energy (Suzhou) Co. Ltd., we obtained the land use rights certificate for approximately 10,000 square meters of land in Suzhou.

•	Canadian Solar Manufacturing (Ontario) Inc. leases approximately 14,787 square meters of manufacturing facilities in Guelph, Ontario, Canada for a term of 10 years commencing August 1, 2010.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.	Operating Results

The most significant factors that affect our financial performance and results of operations are:

•	government subsidies and the availability of financing for solar projects;

•	industry and seasonal demand;

•	product pricing;

•	the cost of solar cells and wafers and silicon raw materials relative to the selling prices of modules and the impact of certain of our long-term purchase commitments; and

•	foreign exchange.

Government Subsidies and the Availability of Financing for Solar Projects

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives and financing for solar projects. For a detailed discussion of government subsidies and incentives, possible changes in government policy and associated risks to our business, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — Revision, reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products and our revenues, profits and margins to decline” and “Item 4. Information on the Company — Business Overview — Markets and Customers.”

Additionally, the continuing poor global economic performance and outlook, especially in Europe, and the limited availability of credit and liquidity for solar power projects could adversely impact our customers’ ability to finance the purchase of our products or to construct solar power projects. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets or significantly higher interest rates could depress demand or prices for solar products, hamper our expansion and materially affect our results of operations.”

Industry and Seasonal Demand

Our business and revenue growth depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has grown significantly in the past several years. See “Item 4. Information on the Company — B. Business Overview” for a more detailed discussion of the factors driving the growth of the solar power industry and the challenges that it faces. In addition, industry demand is affected by seasonality. Demand tends to be lower in the winter, primarily because of adverse weather conditions, particularly in Germany, one of our key markets, which complicates the installation of solar power systems. For example, our sales to Germany slowed significantly in the fourth quarter of 2008 and the first quarter of 2009 due to changes in seasonal demand, together with inventory clearing efforts by some solar module producers and a significant reduction of subsidies in Spain, coupled with the global financial crisis. However, the demand from other key markets may offset seasonal fluctuations from time to time. For instance, high fourth quarter 2007 and first quarter 2008 demand from Spain, a warm weather market, allowed us to achieve a record sales quarter, despite the slowdown in German sales. In 2009 and early 2010, the weather in Germany was again poor. However, in anticipation of strong demand for systems in 2010, distributors continued to purchase modules late in the fourth quarter of 2009 and early in the first quarter of 2010, even though this is traditionally the slowest season for solar installations. If governments around the world continue to approve subsidies that encourage the use of solar energy, we expect to be able to take advantage of the diversity of global markets to mitigate some of the effects of seasonality on our business results in the future.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.”

Product Pricing

We began selling our solar module products in March 2002 and all of our net revenues in 2002 and 2003 were generated from sales of specialty solar modules and products. We did not begin selling standard solar modules until 2004. By the end of 2004, sales of standard solar modules represented 72.5% of our net revenues. In 2005 and 2006, that percentage increased to 76.9% and 96.8%, respectively, excluding silicon materials sales. In 2007, 2008 and 2009, sales of standard solar modules represented 96.0%, 98.2% and 98.7%, respectively, of our net revenues, with the remainder coming primarily from the sale of silicon materials.

Our standard solar modules are priced based on either the actual flash test result or the nameplate capacity of our panels, expressed in Watts-peak. The actual price per watt is affected by overall demand in the solar power industry and increasingly also by the total power of the module, with higher-powered modules commanding slightly higher prices per watt. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our silicon wafer, solar cell and silicon raw materials costs. During the first few years of our operations, the average selling prices for standard solar modules rose year-to-year across the industry, primarily because of high demand. Correspondingly, the average selling price of our standard solar module products increased from $3.62 per watt in 2004 to $3.92 per watt in 2005 and $3.97 per watt in 2006, before dropping slightly to $3.63 per watt in 2007 due to a temporary over-supply in the industry. Following a peak in the third quarter of 2008, the industry-wide average selling price of solar modules has declined sharply, as market demand declined sharply and competition increased due to the worldwide credit crisis, a reduction in subsidies in certain solar markets, especially Spain, and increased manufacturing output. The average selling price of our standard solar modules was $3.73 per watt in the fourth quarter of 2008. In 2009, the average selling price of our standard solar modules continued to fall, especially in the first half of the year, to as low as $2.08 per watt, with an average selling price of $1.93 per watt in the fourth quarter of 2009.

Price of Solar Cells and Wafers and Silicon Raw Materials

We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component of solar modules. Our solar cells are currently made from mono-crystalline and multi-crystalline silicon wafers through multiple manufacturing steps, including surface texturization, diffusion, plasma-enhanced chemical vapor deposition and surface metallization. Silicon wafers are the most important material for making solar cells. In 2009, there was an oversupply of polysilicon and wafers as a result of increased production capacity. As a result, we wrote down inventory in the fourth quarter of 2008 and in the first and second quarters of 2009. We have been renegotiating our supply agreements in line with market pricing for raw materials but, if we are unable, on an ongoing basis, to procure silicon, wafers and cells at prices that decline in line with our solar module pricing, our revenues and margins could be adversely impacted, either due to relatively high costs compared to our competitors or further write-downs of inventory, or both, and our market share could decline if competitors are able to offer better pricing than we are. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — We may not be able to adjust our raw materials costs because we have entered into long-term supply agreements with several polysilicon and wafer suppliers. If we fail to adjust such costs, our revenues and profitability could be materially and adversely affected. In addition, we may be subject to litigation with the suppliers.”

Our flexible vertical integration strategy allows us to adjust our internal ingot-to-wafer and wafer-to-cell production in order to exert greater stability and control over the costs of wafers and cells. This strategy can help to preserve our margins in a declining price environment. Currently, we secure a large percentage of our supply of solar wafers through purchasing, including through limited tolling arrangements. We also purchase large quantities of solar cells directly from our suppliers. In the first half of 2010, we purchased approximately 50% of our cell supplies from third parties.

Foreign Exchange

We pay most of our expenses in Renminbi, which since July 2008 has fluctuated in tandem with other currencies such as the U.S. dollar, and in U.S. dollars. However, since 2007, most of our sales have been denominated in Euros. This creates a foreign exchange risk, which can impact our revenues and margins in the event that the Euro depreciates against the U.S. dollar, as occurred in the second half of 2008. In 2008, we began to hedge our Euro exposure against the U.S. dollar using single put and call collars and forward contracts, and more recently knock-in forward contracts. We were able to mitigate a substantial portion, but not all, of our exchange rate losses for 2008 by hedging. In 2008, we incurred a net foreign exchange loss of $20.0 million. We continued to hedge our Euro exposure against the U.S. dollar in 2009 with similar instruments in order to increase our foreign exchange visibility and limit our foreign exchange losses. In 2009, we had a net foreign exchange gain of $7.7 million. In the first quarter of 2010, we incurred a net foreign exchange loss of approximately $16.4 million. We expect that our sales denominated in currencies other than the Euro will increase in 2010. Increasingly, banks are requiring collateral in order to enter into hedging contracts and expenses associated with purchasing currency options have increased. There are also notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. In the second half of 2009, these limits were inadequate to cover our expected cash flow for the first and second quarters of 2010. We expect these notional limits to be increased in 2010, which will allow us to hedge expected cash flow and cash balances denominated in foreign currencies, mainly the Euro. However, the effectiveness of our hedging program may be compromised with respect to cost effectiveness, cash management, exchange rate visibility and downside protection.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

We generate revenues primarily from the sale of solar module products, consisting of standard solar module and specialty solar modules and products. Solar module products accounted for 96.0%, 98.2% and 98.7% of our net revenues in 2007, 2008 and 2009, respectively. In 2009, we had very limited wafer-to-module and cell-to-module tolling businesses, under which customers supply solar wafers and/or solar cells to us, which we then fashion into solar modules in our facilities while charging a tolling fee to cover additional materials costs and generate revenue. In 2009, tolling revenues were less than 1% of our revenues. Going forward, we believe that revenues from our tolling business will be insignificant compared to our overall net revenues. We are exploring providing value-added services to purchasers of solar systems or solar power projects, including project finance, engineering, procurement and construction contracting and investment activities. We believe this will help us to improve our solar module market penetration by adding an additional sales channel and possibly increase our margins on associated value-added services, such as systems integration and sales of packages or kits of solar power project components. The main factors affecting our net revenues include average selling prices per watt and unit volume shipped, which depend on product supply and demand. Our net revenues are net of business tax, value-added tax, returns and exchanges.

Cost of Revenues

Our cost of revenues consists primarily of the costs of:

•	solar cells;

•	silicon wafers;

•	high purity and solar grade silicon materials;

•	materials used in solar cell production, such as metallic pastes;

•	other materials for the production of solar modules such as glass, aluminum frames, EVA (ethyl vinyl acetate, an encapsulant used to seal the module), junction boxes and polymer back sheets;

•	production labor, including salaries and benefits for manufacturing personnel;

•	warranty costs;

•	overhead, including utilities, production equipment maintenance, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our solar power products;

•	depreciation and amortization of manufacturing equipment and facilities, which are increasing as we expand our manufacturing capabilities;

•	inventory write-downs; and

•	loss on firm purchase commitments under long-term supply agreements.

Solar wafers and cells and silicon raw materials make up the major portion of our cost of revenues. Where we manufacture solar wafers in our own manufacturing facilities, the cost of the solar wafers consists of: (i) the costs of purchasing high purity and solar grade silicon raw materials, (ii) labor costs incurred in manufacturing solar wafers, (iii) the costs of other materials and utilities we use for manufacturing solar wafers and (iv) depreciation charges incurred for our solar wafer manufacturing facility, equipment and building. Where we manufacture solar cells in our own manufacturing facilities, the cost of the solar cells consists of: (i) the costs of purchasing solar wafers, (ii) labor costs incurred in manufacturing solar cells, (iii) the costs of other materials and utilities we use for manufacturing the solar cells and (iv) depreciation charges incurred for our solar cell manufacturing facility, equipment and building.

In 2009, we obtained some of our solar wafers and cells through toll manufacturing arrangements, under which we source and provide silicon feedstock to suppliers of ingots, wafers and cells. These suppliers convert these silicon raw materials into the solar wafers and cells that we use for our production of solar modules. The costs of solar wafers and cells that we obtain through these toll manufacturing arrangements comprise: (i) costs of purchasing the silicon feedstock, (ii) labor costs incurred in inventory management, (iii) labor costs incurred in blending the silicon feedstock as part of our silicon feedstock blending program and (iv) tolling fees charged by our suppliers under the tolling arrangements. The payments we make to our suppliers for the solar wafers and cells and the payment our suppliers make to us for the silicon feedstock that we source are generally settled separately under these tolling arrangements. We do not include payments we receive for providing silicon feedstock as part of these toll manufacturing arrangements in our net revenues. In 2009, due to market demand, we only did a small volume of module tolling business.

Our cost of revenues also includes warranty costs. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized. Before June 2009, we typically sold our standard solar modules with a two-year warranty against defects in materials and workmanship and 10-year and 25-year warranties against declines of more than 10% and 20%, respectively, of the initial minimum power generation capacity at the time of delivery. Beginning in June 2009, we increased our warranty against defects in materials and workmanship to six years. We typically sell our specialty solar modules and products with a two-year warranty against defects in materials and workmanship and may, depending on the characteristics of the product, include a limited warranty of up to ten years and a further fifteen years against declines in power generation capacity of 90% and 80% with these periods. In April 2010, we acquired 25-year, irrevocable, product warranty insurance. This insurance applies to our warranty against workmanship and materials defects and the power output component of our module warranty.

Our cost of revenues has historically increased as we have increased our net revenues. However, as a result of the global financial crisis, the demand for solar modules and the related cost of silicon materials and solar wafers and cells decreased sharply between late 2008 and the end of second quarter of 2009. As a result, as of December 31, 2009, we wrote down our previously acquired inventories to market value. This write-down amounted to $12.5 million and was included in our cost of revenue for 2009. We have been re-negotiating the contract terms with Deutsche Solar since 2009 and did not order the full 2009 purchase volume under the agreements. We recorded a loss related to our ongoing firm purchase commitment with Deutsche Solar in the amount of $13.8 million in 2009. The loss was computed using the lower of cost or market method. See “Item 3. Key Information — D. Risk Factors — We may not be able to adjust our raw materials costs because we have entered into long-term supply agreements with several polysilicon and wafer suppliers. If we fail to adjust such costs, our revenues and profitability could be materially and adversely affected. In addition, we may be subject to litigation with the suppliers.”

Gross Profit/Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices of our products, our product mix, loss on firm purchase commitments under long-term supply agreements and our ability to cost-effectively manage our supply chain.

Our gross margin increased from 7.9% in 2007, to 10.1% in 2008 and to 12.4% in 2009. The increase in our gross margin from 2007 to 2008 was attributable to higher prices for our standard solar modules in the first three quarters of 2008, coupled with a favorable Euro to U.S. dollar exchange rate over the same period. In the fourth quarter of 2008, module prices and our margins decreased due to a dramatic decrease in demand, an unfavorable Euro to U.S. dollar exchange rate and a large write-down in inventory. The increase in our gross margin from 2008 to 2009 was mitigated due to loss on firm purchase commitments, without which our 2009 gross margin would have been 14.6%.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, and research development expenses. Our operating expenses have increased in recent years as our business has grown rapidly. We expect this trend to continue as our net revenues grow in the future. On a percentage basis, however, we expect operating expenses to decline or remain constant with the growth of our operations.

Selling Expenses

Selling expenses consist primarily of salaries, transportation and customs expenses for delivery of our products, sales commissions for our sales personnel and sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Since the second quarter of 2006, selling expenses have included share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel. As we expand our business, we will increase our sales and marketing efforts and target companies in selected industry sectors in response to evolving industry trends. We expect our selling expenses to increase in the near term as we increase our sales volume, hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand. However, assuming our net revenues increase at the rate we expect, over time, we anticipate that our non-transportation selling expenses will decrease as a percentage of our net revenues while our transportation and customs expenses will increase with our net revenues due to cost, insurance and freight terms requested by our customers.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees and insurance fees. Since the second quarter of 2006, our general and administrative expenses have included share-based compensation expenses for options and restricted shares granted to our general and administrative personnel, directors and consultants. We expect our general and administrative expenses to increase as we hire additional personnel, upgrade our information technology infrastructure and incur expenses necessary to fund the anticipated growth of our business. We also expect general and administrative expenses to increase in order to support our operations as a U.S. listed company, including compliance-related costs. However, assuming our net revenues increase at our anticipated rate, we expect that our general and administrative expenses will remain the same or decrease as a percentage of our net revenues. Non-recurring general and administrative expenses will increase significantly in 2010 as a result of increased legal, accounting and other professional fees in connection with our audit committee investigation and the shareholder class action lawsuits. See “Item 8. Financial Information — A. Consolidated Statements and other Financial Information — Legal and Administrative Proceedings”) As of July 31, 2010, these costs were $5.5 million for legal and professional services. Some of these costs may be recoverable under our director and officer liability insurance policy.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. Since the second quarter of 2006, our research and development activities have included share-based compensation expenses for options and restricted shares granted to our research and development employees. We continue to increase our expense on research and development costs incurred. They are primarily related to our continuous efforts to improve our solar ingot and wafer, solar cell and module manufacturing processes and are not separated from our cost of revenues.

We expect to devote more efforts to research and development in the future and expect that our research and development expenses will increase as we hire additional research and development personnel, expand and promote innovation in our products portfolio, and devote more resources towards using new technologies and alternative materials to grow ingots, cut wafers and manufacture solar cells and solar system accessories such as inverters.

Share-based Compensation Expenses

Under our share incentive plan, as of December 31, 2009, we had outstanding a total of 1,975,657 options to purchase our common shares and 29,125 restricted shares. For a description of the options and restricted shares granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share-based Compensation — Share Incentive Plan.” Under Financial Accounting Standards Board or FASB Accounting Standards Codification (“ASC”) 718 Compensation-Stock Compensation (previously Statement of Financial Accounting Standards No. 123(R)), we are required to recognize share-based compensation to employees as expenses in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

As required by ASC 718, we have made an estimate of expected forfeitures and are recognizing compensation costs only for those equity awards that we expect to vest. We estimate our forfeitures based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our share option and restricted share compensation expenses may change based on changes to our actual forfeitures.

For the year ended December 31, 2009, we recorded share-based compensation expenses of approximately $5.4 million, compared to approximately $9.1 million for the year ended December 31, 2008. We have categorized these share-based compensation expenses in our (i) cost of revenues, (ii) selling expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the job functions of the individuals to whom we granted the options or restricted shares. The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2007		2008		2009
	(In thousands of US$, except for percentages)

Share-based compensation expenses included in:
Cost of revenues	$274	3.0%	$350	3.8%	$412	7.6%
Selling expenses	2,287	25.1	1,060	11.7	733	13.5
General and administrative expenses	6,277	69.0	7,306	80.3	3,772	69.4
Research and development expenses	264	2.9	386	4.2	519	9.5

Total share-based compensation expenses	$9,102	100.0%	$9,102	100.0%	$5,436	100.0%

We expect to incur additional share-based compensation expenses as we expand our operations. For example, we anticipate that selling expenses will increase as we hire additional sales personnel to further expand our worldwide marketing activities in line with the expected growth of our operations.

Interest Expenses

Interest expenses consist primarily of interest expenses with respect to our short and medium-term loans from Chinese commercial banks and the 6% convertible notes we issued in 2007 privately to qualified institutional investors. Total offering costs incurred for the issuance of the notes issued in 2007 amounted to $3,351,634 and were booked as deferred expenses. As a result of our offer on May 27, 2008 to increase the conversion rate of our 6% senior convertible notes, we announced an increased conversion rate of 53.6061 in accordance with the terms of the conversion offer and issued 3,966,841 common shares in exchange for $74 million in principal amount of the notes on June 27, 2008. We undertook this conversion offer in order to save interest costs and decrease our debt to equity ratio. Upon conversion, we saved six months of coupon interest on the $74 million of notes that were converted pursuant to the offer. In addition, $2.6 million in unamortized debt issuance costs for the notes were reclassified to common shares. Accordingly, amortization of offering expenses of $1,179,446 and $35,638 were recorded for the years ended December 31, 2008 and 2009, respectively.

Gain On Change In Fair Value Of Derivatives

The gain on change in fair value of derivatives in our 2008 and 2009 financial statements were associated with hedging of the Euro against the U.S. dollar. Anticipating depreciation of the Euro against the U.S. dollar, we entered into collar transactions with a single put and call option and call forward contracts. During the years ended December 31, 2008 and 2009, the gain on change in fair value of these foreign currency derivatives, which amounted to $14.5 million and $9.9 million, respectively, were recognized in the statements of operations, while $7.0 million was recorded as a foreign currency derivative asset and $0.5 million as a foreign currency derivative liability on the balance sheet as of December 31, 2008 and 2009, respectively.

Debt Conversion Inducement Expenses

We recorded $10.2 million of debt conversion inducement expenses for the year ended December 31, 2008 related to the conversion offer we made to the holders of our 6% senior convertible notes to induce those holders to convert their notes into common shares.

Foreign Exchange Gain (Loss)

We recorded a net foreign currency exchange gain of $7.7 million for the year ended December 31, 2009, due to the appreciation of the Euro against the U.S. dollar during 2009, compared to a net currency exchange loss of $20.0 million for the year ended December 31, 2008. Our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency. In November and December 2009, the Euro exchange rate declined from $1.51 to €1.00 to slightly over $1.43 to €1.00. This impacted the value of our Euro denominated accounts receivable and other Euro denominated assets such as Euro cash accounts.

Income Tax Expense

We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

We are governed by the CBCA, a federal statute of Canada, are registered to carry on business in Ontario and are subject to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rates were 36.12%, 33.50% and 33.0% for the years ended 2007, 2008, and 2009, respectively.

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Luoyang, CSI Technologies and CSI Advanced, are subject to taxation in China. CSI Solartronics has been recognized as an HNTE. However, because CSI Solartronics does not meet certain requirements for the reduced 15% enterprise income tax rate, CSI Solartronics is still subject to a 25% enterprise income tax rate. CSI Cells and CSI Luoyang are subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expire. CSI Technologies and CSI Advanced were exempt from income tax rate for the 2008 and 2009 tax years and are subject to a reduced enterprise income tax rate of 12.5% until the end of 2012, when their tax holidays will expire. CSI Manufacturing was subject to a reduced enterprise income tax rate of 12.5% until the end of 2009, when its tax holiday expired. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly.

The new EIT Law also provides that enterprises established outside China whose “effective management” are located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining an enterprise’s effective management. As a substantial number of the members of our management team are located in China, we may be considered a PRC tax resident under the new EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as to our global income.

Under the new EIT Law and implementing regulations issued by the State Council, PRC withholding tax at the rate of 10% is generally applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider undistributed earnings of our PRC subsidiaries of approximately $100.2 million at December 31, 2009 to be indefinitely reinvested in China, and consequently we have made no provision for withholding taxes for those amounts.

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

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Sales of solar modules, solar system solutions and silicon material are recorded when products are delivered and title has passed to the customers. We only recognize revenues when prices to the seller are fixed or determinable and collectability is reasonably assured. If collectability is not reasonably assured, we recognize revenue only upon collection of payment. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of our contracts provide that products are shipped under free on board (FOB), ex-works, or cost, insurance and freight (CIF) contractual terms. Under free on board (FOB) terms, we fulfill our obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. Under ex-works terms, we fulfill our obligation to deliver when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in taking the goods from our premises to the desired destination. Under cost, insurance and freight (CIF) terms, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail in the port of shipment. Sales are recorded when the risk of loss or damage is transferred from us to the customers. If we determine that the collection of payment from a customer is not reasonably assured at the time of the sale, the sales revenue from that customer will be recognized only upon receipt of payment. As of December 31, 2009, we had inventories amounting to $21.0 million shipped that had not yet been recognized as revenue because the collection of payment was not reasonably assured.

On occasion, we have permitted certain customers to return products for reasons that were not covered by our warranty. We periodically make estimates of our sales return based on historical experience, and record such estimate as a reduction of revenues. As of December 31, 2009, we had a sales return reserve of $8.5 million. We did not make provisions in prior periods because such amounts were immaterial. Actual returns could differ from these estimates.

We from time to time enter into toll manufacturing arrangements in which we receive wafers and return finished modules. We recognize a service fee as revenue when the processed modules are delivered.

We have entered into solar system solution sales which included services such as design and development as well as components such as solar modules, inverters, the mounting system, cables, and grid connection. However, we do not provide installation so that no installation charges will be rendered.

Warranty Cost

Before June 2009, we typically sold our solar modules and products with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. Beginning in June 2009, we increased our warranty against defects in materials and workmanship to six years. We have the right to repair or replace solar modules, at our option, under the terms of the warranty policy. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

In April 2010 we purchased product warranty insurance to back up our warranties. This insurance applies to our warranty against workmanship and materials defects and our power output warranty. This may alter the costs of our warranty program. We currently take a 1% warranty provision against our revenue.

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2007, 2008 and 2009, respectively.

Allowance for Doubtful Accounts

We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of our receivables and factors surrounding the credit risk of specific customers. As of December 31, 2008 and 2009, allowance for doubtful accounts in the amounts of $5.6 million and $18.0 million, respectively were established in respect of certain customers where management expected a credit risk on the collection of accounts receivable balances. From mid-2009, we started to purchase insurance from Sinosure for accounts receivable from some customers to mitigate collection risks. We establish allowances for all doubtful accounts according to our allowance policy regardless of whether such accounts are covered by Sinosure insurance. For the amounts to be recovered from Sinosure, we recorded a receivable in prepaid expenses and other current assets, amounting to $7.1 million as of December 31, 2009. With respect to advances to suppliers, primarily suppliers of solar cells, solar wafers and silicon raw materials, we perform ongoing credit evaluations of our suppliers’ financial condition. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintained a reserve for potential credit losses for advances to suppliers as of December 31, 2008 and 2009 of $2.3 million and $11.0 million, respectively. We made an allowance of $8.8 million on advances to LDK in 2009.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials, and where applicable, direct labor costs, tolling costs and any overhead that we incur in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand. The write-down of inventories for the years ended December 31, 2007, 2008 and 2009 was $0.5 million, $23.8 million and $12.5 million, respectively.

In the past we entered into firm purchase commitments to acquire materials from our suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable, such as in the form of a take-or-pay provision which requires us to pay for committed volumes regardless of whether we actually acquire the materials. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. During the years ended December 31, 2007, 2008 and 2009, we recorded a loss on firm purchase commitments of nil, nil and $13.8 million, respectively. The computation of the loss on firm purchase commitments is subject to several estimates, including primarily the ultimate selling price of the finished goods of which these raw materials comprise a part, and is therefore inherently uncertain. Further, we only record the expected loss as it relates to the following fiscal period as we are unable to reasonably estimate future market prices beyond one year. As a result, changes in the cost of materials or sales price of modules will directly affect the computation of the estimated loss on firm purchase commitments and our consolidated financial statements in the following years. In 2009, we did not meet the minimum volume requirements under the long-term supply agreement with Deutsche Solar. Deutsche Solar agreed that we could fulfill its fiscal 2009 purchase obligation in fiscal 2010. However, the fixed prices for the fiscal 2009 and 2010 contracted quantities were above the market price as of December 31, 2009. As a result, we recorded a loss and a corresponding liability related to our ongoing firm purchase commitment with Deutsche Solar in the amount of $13.8 million, which reflects our estimated loss to be incurred under the agreement, assuming the contracted minimum volumes for 2009 and 2010 are purchased. The loss has been recorded within cost of revenues in our consolidated statements of operations.

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

For those outsourcing arrangements in which the title is not transferred, we maintain such inventory on our balance sheet as raw materials inventory while it is in the physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer.

For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) transfers to the third-party manufacturer, we are constructively obligated, through raw materials sales contracts and processed inventory purchase contracts which have been entered into simultaneously with the third-party manufacturers, to repurchase the inventory once it has been processed. In this case, the raw material inventory remains classified as raw material inventory while in physical possession of the third-party manufacturer and cash is received, which is classified as advances from customers on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayment for repurchase of the processed inventory are classified as advances to suppliers on the balance sheet. There is no right of offset for these arrangements and, accordingly, advances from customers and advances to suppliers remain on the balance sheet until the processed inventory is repurchased.

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

The notional carrying amount of our outstanding convertible notes as of December 31, 2009 was $0.9 million. The estimated fair value of those notes was $1.5 million as of December 31, 2009. We did not compute the fair value of our $3.0 million investment in JACO as of December 31, 2009 as it was impracticable to do so without incurring significant cost.

Our primary objective for holding derivative and financial instruments is to manage foreign currency risk. We record derivative and financial instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair value of those derivative and financial instruments is based on the use of each derivative and financial instruments and whether it qualifies for hedge accounting.

We entered into certain foreign currency derivative contracts to protect against volatility of future foreign currency cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts did not qualify for hedge accounting and, as a result, changes in their fair value are recognized in the statement of operations. We recorded gains on foreign currency derivative contracts of nil, $14.5 million and $9.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Changes to any of the assumptions used in the valuation model could materially impact the valuation results. Our foreign currency derivative instruments relate to foreign exchange option or forward contracts involving major currencies such as the Euro and the U.S. dollar. Since our derivative and financial instruments are not traded on an exchange, we value them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments we hold, and accordingly, the fair value measurements are classified as Level 2 in the fair value hierarchy. We consider the effect of our own credit standing and that of our counterparties in the valuation of our derivative and financial instruments. A more detailed discussion on fair value measurement is reflected in Note 7 to our consolidated financial statements included elsewhere in this annual report.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry forward and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing jurisdictions. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Share-based compensation

We have granted restricted shares and share options to our directors, officers and employees. The value of share-based payment compensation is based on grant-date fair value and is recognized in our consolidated financial statements over the requisite service period, which is generally the vesting period. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted. For share options, we use the binominal model. Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the options, the price volatility of our underlying shares, the risk free interest rate, the expected dividend rate, as well as estimated forfeitures of the options. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued ASC 810-10, “Consolidation — Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Company does not expect that the adoption of ASC 810-10 will have a material impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value” to provide guidance on measuring the fair value of liabilities under ASC 820, “Fair Value Measurements and Disclosures.” The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use a valuation technique that uses a quoted price or another valuation technique consistent with the principles of ASC 820 (e.g., a market approach or an income approach). The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after January 1, 2010. Early application is permitted. The Company does not expect that the adoption of ASC of 2009-05 to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The Company does not expect that the adoption of ASU 2009-17 will have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification.” ASU 2010-02 clarifies the scope of the decrease in ownership provisions of Subtopic 810 and expands the disclosure requirements about deconsolidation of a subsidiary or de-recognition of a group of assets. ASU 2010-02 is effective beginning in the first interim of annual reporting period ending on or after December 15, 2009. The amendments in ASU 2010-02 must be applied retrospectively to the first period that an entity adopted SFAS 160. The Company does not expect that the adoption of ASU 2010-02 will have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, “Consolidation (Topic 810) — Accounting and Reporting — Improving Disclosures about Fair Value Measurement.” ASU 2010-06 amends ASC 820 (previously SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2007		2008		2009
	(In thousands of US$, except percentages)

Net revenues	$302,798	100%	$705,006	100%	$630,961	100%
Cost of revenues	279,022	92.1	633,998	89.9	552,856	87.6
Gross profit	23,776	7.9	71,008	10.1	78,105	12.4
Operating expenses
Selling expenses	7,531	2.5	10,608	1.5	22,089	3.5
General and administrative expenses	17,204	5.7	34,510	4.9	46,324	7.3
Research and development expenses	998	0.3	1,825	0.3	3,180	0.5
Total operating expenses	25,733	8.5	46,943	6.7	71,593	11.3
Income (loss) from operations	(1,957)	(0.6)	24,065	3.4	6,512	1.1
Other income (expenses)	—	—	—	—	—	—
Interest expenses	(2,311)	(0.8)	(12,201)	(1.7)	(9,459)	(1.5)
Interest income	562	0.2	3,531	0.5	5,084	0.8
Gain on change in fair value of derivatives	—	—	14,455	2.1	9,870	1.6
Gain on debt extinguishment	—	—	2,429	0.3	—	—
Debt conversion inducement expenses	—	—	(10,170)	(1.5)	—	—
Investment income	—	—	—	—	1,788	0.3
Foreign exchange gain (loss)	2,688	0.9	(19,989)	(2.8)	7,681	1.2
Other net	679	0.2	—	—	—	—
Income (loss) before taxes	(339)	(0.2)	2,120	0.3	21,476	3.4
Income tax benefit (expense)	164	0.1	(9,654)	(1.4)	1,302	0.2
Net income (loss)	$(175)	(0.1)	$(7,534)	(1.1)	$22,778	3.6

Less: Net income attributable to non-controlling interest	—	—	—	—	132	—

Net income (loss) attributable to Canadian Solar Inc.	$(175)	(0.1)	$(7,534)	(1.1)	$22,646	3.6

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues.  Our net revenues decreased from $705.0 million for the year ended December 31, 2008 to $631.0 million for the year ended December 31, 2009. However, shipments over the same period approximately doubled from 166.5 MW in 2008 to 296.6 MW in 2009, an increase of 78%. The decrease in net revenues was primarily due to the sharp drop in module prices during the fourth quarter of 2008 and the first half of 2009 caused by the global economic crisis and over-supply in the solar power market resulting from a combination of (1) poor weather in Germany; (2) a sharp reduction in Spanish solar subsidies, including the introduction of a cap on total installations; and (3) lack of financing for solar projects. In 2009, we permitted certain customers to return products for reasons that were not covered by our warranty. We periodically make estimates of our sales returns based on historical experience and record such estimate as a reduction of revenues. As of December 31, 2009, we had a sales return reserve of $8.5 million. We did not make provisions in prior periods because such amounts were immaterial.

The average selling price of our standard solar modules decreased from $4.23 per watt in 2008 to $2.13 per watt in 2009.

Cost of Revenues.  Our cost of revenues decreased from $634.0 million in 2008 to $552.9 million in 2009. The decrease was due primarily to a sharp reduction in raw materials costs. This was driven by the same factors that impacted module pricing and demand listed in “Net Revenues” above. As a percentage of our net revenues, cost of revenues decreased from 89.9% for the year ended December 31, 2008 to 87.6% for the year ended December 31, 2009 despite the loss on firm purchase commitments of $13.8 million for 2009 and 2010 under our long term wafer supply agreement with Deutsche Solar and an inventory write-down of $12.5 million.

Gross Profit.  As a result of the foregoing, our gross profit increased from $71.0 million for the year ended December 31, 2008 to $78.1 million for the year ended December 31, 2009. Our gross margin increased from 10.1% for the year ended December 31, 2008 to 12.4% for the year ended December 31, 2009.

Operating Expenses.  Our operating expenses increased from $46.9 million for the year ended December 31, 2008 to $71.6 million for the year ended December 31, 2009. The increase was due primarily to an increase in our selling expenses in line with our increased shipment volumes. General and administrative expenses included a $18.1 million allowance for doubtful accounts. Operating expenses as a percentage of our net revenues increased from 6.7% for the year ended December 31, 2008 to 11.3% for the year ended December 31, 2009.

Selling Expenses.  Our selling expenses increased from $10.6 million for the year ended December 31, 2008 to $22.1 million for the year ended December 31, 2009. Selling expenses as a percentage of our net revenues increased from 1.5% for the year ended December 31, 2008 to 3.5% for the year ended December 31, 2009. The increase in our selling expenses was due primarily to increases in freight charges, advertising and promotional expenses, salaries and allowances and sales commissions. The increase in the percentage of selling expenses to net revenues is due primarily to increases in freight charges, payroll and consultancy fees for exploring new markets.

General and Administrative Expenses.  Our general and administrative expenses increased by 34% from $34.5 million for the year ended December 31, 2008 to $46.3 million for the year ended December 31, 2009, primarily due to increase in bad debt provisions compared with 2008. As a percentage of our total net revenues, general and administrative expenses increased from 4.9% for 2008 to 7.3% for 2009. The general and administrative expenses included a $18.1 million allowance for doubtful accounts for the year ended December 31, 2009, as compared to a $7.4 million allowance for doubtful accounts for the year ended December 31, 2008.

Research and Development Expenses.  Our research and development expenses increased from $1.8 million for the year ended December 31, 2008 to $3.2 million for the year ended December 31, 2009, due to increased work on the development of new cell types. We expect our expenditures for research and development efforts to increase significantly in 2010 as we established a module and cell test center and a solar cell research laboratory where we will undertake technology development related to future product offerings.

Interest Expenses.  Our interest expenses decreased from $12.2 million for the year ended December 31, 2008 to $9.5 million for the year ended December 31, 2009, primarily due to a reduction in our loan interest rates. The interest expenses for the year ended December 31, 2009 were in connection with short- and long-term bank loans and amortization of the issuance costs of our convertible notes. We expect to enter into new commercial bank loans to further expand our business in 2010, and we expect that our interest expenses will increase as a result.

Gain On Change In Fair Value Of Derivatives.  We recorded a gain on change in fair value of derivatives of $9.9 million for the year ended December 31, 2009 compared to $14.5 million for the year ended December 31, 2008. This represented a gain on the foreign currency hedges that we established on our Euro cash flows by means of foreign currency collars and forward contracts.

Foreign Exchange Gain (Loss).  We recorded a net currency exchange gain of $7.7 million for the year ended December 31, 2009, compared to a net foreign currency exchange loss of $20.0 million for the year ended December 31, 2008, due to the appreciation of the Euro in relation to the U.S. dollar during 2009. Our accounts receivable are mainly denominated in Euros, while the U.S. dollar is our functional and reporting currency.

Income Tax Benefit (Expense).  Our income tax benefit was $1.3 million for the year ended December 31, 2009, compared to an income tax expense of $9.7 million for the year ended December 31, 2008, mainly due to an increase in deferred tax benefits on allowance for doubtful accounts amounting to $4.2 million and loss on firm purchase commitments amounting to $1.7 million.

Net Income Attributable To Non-Controlling Interest.  The net income attributable to non-controlling interest was the share of net income by the minority stockholders in our German subsidiary in 2009.

Net Income (Loss) Attributable To Canadian Solar Inc.  As a result of the cumulative effect of the above factors, we recorded $22.6 million of net income attributable to Canadian Solar Inc. for the year ended December 31, 2009, compared to a $7.5 million net loss for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues.  Our total net revenues increased 133% from $302.8 million for the year ended December 31, 2007 to $705.0 million for the year ended December 31, 2008. The increase in net revenues was primarily due to increases in the sales of our solar module products, from $282.4 million for the year ended December 31, 2007 to $689.4 million for the year ended December 31, 2008.

The volume of our solar module products sold increased from 83.4 MW for the year ended December 31, 2007 to 166.5 MW for the year ended December 31, 2008. The significant increase in the volume of our solar module products sold was attributable to strong demand from Spain and Germany, the two largest markets. Some of the demand from Spain was accelerated to qualify for a government incentive program that was scheduled to expire on September 30, 2008. In addition, the average selling price of standard solar modules also increased from $3.75 per watt in 2007 to $4.23 per watt in 2008.

Cost of Revenues.  Our cost of revenues increased from $279.0 million in 2007 to $634.0 million in 2008. The increase in our cost of revenues was due primarily to the increase in the volume of our sales of solar module products. As a percentage of our total net revenues, cost of revenues decreased from 92.1% for the year ended December 31, 2007 to 89.9% for the year ended December 31, 2008.

Gross Profit.  As a result of the foregoing, our gross profit increased from $23.8 million for the year ended December 31, 2007 to $71.0 million for the year ended December 31, 2008. Our gross margin increased from 7.9% for the year ended December 31, 2007 to 10.1% for the year ended December 31, 2008. We achieved gross margins in excess of 15% for each of the first three quarters, but the inventory write-down and sales price reductions in the fourth quarter brought our gross margin for the entire year down to 10.1%.

Operating Expenses.  Our operating expenses increased by 82.5% from $25.7 million for the year ended December 31, 2007 to $46.9 million for the year ended December 31, 2008. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses, in line with our increased sales volume. General and administrative expenses included a $7.4 million allowance for doubtful accounts. Operating expenses as a percentage of our total net revenues decreased from 8.5% for the year ended December 31, 2007 to 6.7% for the year ended December 31, 2008.

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

General and Administrative Expenses.  Our general and administrative expenses increased by 100.6% from $17.2 million for the year ended December 31, 2007 to $34.5 million for the year ended December 31, 2008, primarily due to a significant increase in allowance for doubtful accounts and an increase in head count, depreciation and professional fees. As a percentage of our total net revenues, general and administrative expenses decreased from 5.7% for 2007 to 4.9% for 2008. The general and administrative expenses included a $7.4 million allowance for doubtful accounts as of December 31, 2008, as compared to $0.5 million as of December 31, 2007.

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

Interest Expenses.  Our interest expenses increased from $2.3 million for the year ended December 31, 2007 to $12.2 million for the year ended December 31, 2008. The interest expenses for the year ended December 31, 2008 were in connection with short- and long-term bank loans, interest and amortization of issuance cost on our convertible notes and interest on a short-term loan from Dr. Shawn Qu.

Gain On Change In Fair Value Of Derivatives.  We recorded a gain on change in fair value of derivatives of $14.5 million for the year ended December 31, 2008 compared to nil for the year ended December 31, 2007. This represented a gain on the foreign currency hedges that we established on our Euro cash flows by means of foreign currency collars and forward contracts. The loss against which this gain served as a hedge is recorded under Foreign exchange gain (loss).

Debt Conversion Inducement Expenses.  We recorded $10.2 million of debt conversion inducement expenses for the year ended December 31, 2008 related to the conversion offer we made to the holders of our 6% Senior Convertible Notes to induce those holders to convert their notes into common shares.

Foreign Exchange Gain (Loss).  We recorded a net currency exchange loss of $20.0 million for the year ended December 31, 2008, as compared to a net currency exchange gain of $2.7 million for the year ended December 31, 2007, due to the depreciation of the Euro in relation to the U.S. dollar and our accounts receivable are mainly denominated in Euro, while the U.S. dollar is our functional and reporting currency.

Income Tax Benefit (Expense).  Our income tax expense was $9.7 million for the year ended December 31, 2008, as compared to a benefit of $0.2 million for the year ended December 31, 2007, in part due to a significant increase in unrecognized tax benefits under FIN 48, relating to transfer pricing.

Net Income (Loss) Attributable To Canadian Solar Inc.  As a result of the cumulative effect of the above factors, we recorded a $7.5 million net loss attributable to Canadian Solar Inc. for the year ended December 31, 2008, as compared to a $0.2 million net loss for the year ended December 31, 2007.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In 2009, we financed our operations primarily through cash flows from operations, short-term borrowings, trade financing and the proceeds from our follow-on public offering of common shares. As of December 31, 2009, we had $160.1 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank balances and demand deposits with original maturities of three months or less that are outstanding and placed with banks.

In July 2008, we issued and sold 3,500,000 common shares in a follow-on public offering at a price to the public of $34.00 per common share. We received proceeds of $112.8 million from the offering.

In October 2009, we issued and sold 6,900,000 common shares in a follow-on public offering at a price to the public of $15.75 per common share. We received proceeds of $103.3 million from the offering.

As of July 31, 2010, our bank lines had an aggregate limit of $934.1 million. As of July 31, 2010 approximately $13.3 million of long-term borrowings, of which $3.7 million was secured by our plant and equipment, and $553.5 million of short-term borrowings, of which $28.2 million was secured by our land and buildings, were drawn under the bank lines. The long-term borrowings mature at various times during 2011 and 2014 and bear interest at a rate of 5.472% per annum. The short-term borrowings mature at various times during 2009 and 2010 and bear interest at rates of between 0.329% and 5.416% per annum. Our bank lines contain no specific extension terms but we have historically been able to obtain new short-term loans on terms similar to those of the maturing short-term loans shortly before they mature. As of July 31, 2010, $293.9 million of short-term borrowings with terms of less than one year were available for drawdown under the bank lines at interest rates to be negotiated by the parties. As of July 31, 2010, $73.4 million of long-term borrowings facilities remained available under the bank lines.

We were generally required to make prepayments to certain suppliers of silicon wafers, cells and silicon raw materials in the past. While we sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for silicon wafers, cells and silicon raw materials and the time that our customers make prepayments to us. Although for the foreseeable future our supply contracts should not have prepayment terms, the purchase of solar wafers and cells and silicon raw materials through toll manufacturing arrangements has required, and will continue to require, us to make significant commitments of working capital beyond that generated from our cash flows from operations to support our estimated production output.

We expect that our accounts receivable and inventories, two of the principal components of our current assets, will increase in line with increases in our net revenues increase. In 2009, due to market competition, in many cases we had to offer open credits to our customers ranging from 30 days to as much as 120 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $3.6 million as of December 31, 2009 and $3.6 million as of December 31, 2008. As market demand changes and we continue to diversify our geographical markets, we have increased and may continue to increase credit term sales to creditworthy customers after careful review of their credit standings and also accept export credit insurance by Sinosure. The balance of allowance for doubtful accounts and advances to suppliers was $7.9 million and $29.0 million as of December 31, 2008 and 2009, respectively. The increase in our allowance for doubtful accounts is primarily due to uncollected balances from an EPC contractor in Italy amounting to $10.3 million and Systaic AG, or Systaic, amounting to $2.5 million and customer credit risks in the U.S. in 2009. Moreover, the allowance for advances to suppliers also increased. We made an allowance for advances to LDK amounting to $8.8 million. Inventories have increased significantly due to the rapid growth of our operations and business. Our inventory turnover days increased from 55 days in 2008 to 94 days in 2009. The increase is because we expected to keep a higher level of solar module finished goods inventory in order to meet forecast sales in the first quarter of 2010.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31
	2007	2008	2009
	(In thousands of US$)

Net cash provided by (used in) operating activities	$(80,224)	$3,193	$50,915
Net cash used in investing activities	(42,483)	(125,762)	(234,717)
Net cash provided by (used in) financing activities	124,828	201,356	228,322
Net increase (decrease) in cash and cash equivalents	(3,244)	77,994	44,450
Cash and cash equivalents at the beginning of the year	40,911	37,667	115,661
Cash and cash equivalents at the end of the year	$37,667	$115,661	$160,111

Operating Activities

Net cash provided in operating activities increased from $3.2 million in 2008 to $50.9 million in 2009, due in part to stronger earnings and increases in accounts payable and notes payable. We used bank notes as a means of extending the credit terms of our supplier account payables, thereby delaying our cash payment. We entered into arrangements with banks wherein the banks issue notes to our vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. Although the option is available, our vendors rarely pursue settlement in advance of the note maturity date. Further, we are required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks’ settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, we have recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by our restricted cash balances with that same bank, the notes payable do not represent cash borrowings from the bank and, as such, the associated cash payments have been recorded by us as an operating activity in the consolidated statements of cash flows. The increases were also due in part to a significant increase in net income and depreciation, and partially offset by an increase in accounts receivable as we started to extend longer credit terms to customers in 2009 in order to cope with the current business environment.

Net cash generated from operating activities increased from negative $80.2 million in 2007 to $3.2 million in 2008, due in part to a decrease in accounts receivable, cash received from derivative assets and an increase in accounts payable, partially offset by increases in advances to suppliers and prepayment of land use rights.

Investing Activities

Net cash used in investing activities increased from $125.8 million in 2008 to $234.7 million in 2009, primarily due to significant increase in restricted cash to secure our notes payable and short-term borrowings. Net cash used in investing activities increased from $42.5 million in 2007 to $125.8 million in 2008, primarily due to our expansion of ingot, wafer and module production capacity and acquisition of equity investments.

Financing Activities

Net cash provided by financing activities increased slightly from $201.4 million in 2008 to $228.3 million in 2009, primarily as a result of proceeds from our long-term and short-term bank borrowings. Net cash provided by financing activities increased from $124.8 million in 2007 to $201.4 million in 2008, primarily as a result of proceeds from our follow-on public offering of common shares in July 2008 and from long- and short-term bank borrowings.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months under our current market guidance. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings are insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $42.0 million, $104.8 million and $72.2 million in 2007, 2008 and 2009, respectively. Our capital expenditures were used primarily to expand our facilities and purchase equipment for the expansion of our assembly lines for the production of solar modules and to build facilities and purchase equipment for expanding our solar ingot and wafer production and the further expansion of our solar cell production and module production. As of December 31, 2009, we have a total capital commitment of approximately $11.6 million.

Restricted Net Assets

Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves which include a general reserve and a staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by our board of directors. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $82.4 million, $178.3 million and $258.9 million as of December 31, 2007, 2008 and 2009, respectively.

C.  Research and Development

We significantly expanded our research and development activities in 2009. We opened two new research and development centers with state-of-the-art equipment, the Center for Solar Cell Research and the Center for Photovoltaic Testing and Reliability Analysis. The Center for Solar Cell Research is focused on developing new high efficiency solar cells and advanced low cost solar cell processing technologies. The Center for Photovoltaic Testing and Reliability Analysis is focused on photovoltaic module testing, photovoltaic module components testing and qualifications, and photovoltaic module performance and reliability testing and analysis. As of December 31, 2009, we had approximately 110 employees in research, product development and engineering.

Our research and development activities have generally emphasized the following areas:

•	developing new methods and equipment for analysis and quality control of incoming materials (such as polysilicon/solar grade UMG-Si silicon, wafers and cells);

•	developing new technologies in ingot growth and characterization, wafering, cell processing and module manufacturing that make use of low-cost alternative silicon materials such as solar grade silicon;

•	improving the conversion efficiency of solar cells and developing new cell structures and technologies for high conversion efficiency;

•	improving manufacturing yield and reliability of solar modules and reducing manufacturing costs;

•	testing, data tracing and analysis for module performance and reliability; and

•	designing and developing more efficient specialty solar modules and products to meet customer requirements.

Our research and development team works closely with our manufacturing teams and our suppliers, partners and our customers. We have also established collaborative research and development relationships with a number of companies, universities and research institutes, including DuPont, Shanghai Jiaotong University and the University of Toronto.

Going forward, we will focus on the following research and development initiatives that we believe will enhance our competitiveness:

•	High efficiency cells. High efficiency crystalline Si solar cells, including our enhanced selective emitter and metal wrap-through cells, which we have begun commercializing, as well as future research and development on N-type, emitter wrap-through and other high efficiency cell designs. Such cell structures are believed to lower the overall cost of manufacturing solar modules and making the resulting modules cheaper to install. Higher powered modules might also command a modest brand premium.

•	Solar grade silicon materials technologies and high efficiency cell technologies. We began the mass production of solar grade silicon crystalline modules, namely e-Modules, in April 2008, and have been working on improving new technologies in ingot, wafer, cell and module manufacturing using solar grade silicon. We made significant progress in this area recently, and the average efficiency of solar grade crystalline Si solar cells has increased to over 15.0% by the end of 2009 from 13.3% as of mid-2008. With our continuous efforts to optimize solar grade silicon material preparation, ingot growth, wafering and cell processing, we anticipate additional increases in our solar grade silicon cell efficiency, and expect that with our new solar grade silicon cell design, our solar grade silicon cell could reach a conversion efficiency close to that of conventional multi-crystalline cells.

•	Solar module manufacturing technologies. With the opening of our Center for Photovoltaic Testing and Reliability Analysis, we intend to focus on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency, performance and durability.

•	Product development of specialty solar modules and products. We are expanding our product development capabilities for specialty solar modules and products to position ourselves for the expected growth in this area of the solar power market. For example, we are collaborating with a research institute in China to develop a concentrator module technology and a glass curtain wall company based in China to develop BIPV technology. In 2008, we completed a BIPV project in our Luoyang plant. We also supplied BIPV modules and other BIPV related design elements for a project for the Beijing Olympic Games.

•	AC modules. We are certifying an AC module and large format modules and are actively developing and manufacturing tracking systems. We expect these products will improve system yield and reduce certain costs.

•	Power system integration and solar application products. We recently began to explore power system integration products and expanded our research and development efforts in solar application products. We plan to hire additional engineering staff and increase investment in these areas.

D.	Trend Information

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of US$)

Short-term debt obligations	$251,702	$251,702	$—	$—	$—
Interest related to short-term debt obligations(1)	6,155	6,155	—	—	—
Operating lease obligations	2,078	1,504	405	98	71
Purchase obligations(2)	3,219,712	441,367	988,426	1,017,919	772,000
Convertible notes(3)	1,000	—	—	—	1,000
Other long-term borrowing(4)	29,290	—	24,896	4,394	—
Interest related to long-term debt(5)	3,383	1,512	1,871	—	—

Total	$3,513,320	$702,240	$1,015,598	$1,022,411	$773,071

(1)	Interest rates range from 0.74% to 6.50% per annum for short-term debt.

(2)	Includes commitments to purchase production equipment in the amount of $11.6 million and commitments to purchase solar cells, wafers and silicon raw materials in the amount of $3,208.1 million.

(3)	Assumes redemption of $1.0 million aggregate principal amount of 6.0% convertible senior notes due December 15, 2017. Assumes none of the convertible senior notes have been converted into ordinary shares. The holders of our convertible senior notes may require us to repurchase the convertible senior as early as December 2012. This figure also includes interest payable until December 5, 2017.

(4)	The other long-term borrowings mainly consist of the following items: commercial loans with Agricultural Bank of China of $13.2 million in secured loans related to a two-year expansion plan.; commercial loans with Bank of China of $14.6 million in secured loans related to a three-year expansion plan; government loans of $1.5 million in unsecured, risk-free loans related to a three-year expansion plan.

(5)	Interest rates range from 0% to 7.56% per annum for long-term borrowings.

The above table excludes uncertain tax liabilities of $10.7 million as we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions. For additional information, see the notes to our consolidated financial statements, included herein.

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2009.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for solar power;

•	our beliefs regarding the future shortage or availability of high-purity silicon;

•	our beliefs regarding our ability to resolve our disputes with suppliers with respect to our long-term supply agreements;

•	our beliefs regarding the rate at which solar power technologies will be adopted and the continued growth of the solar power industry;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and improved profitability;

•	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;

•	our beliefs and expectations regarding the use of upgraded metallurgical grade silicon materials (UMG-Si) and solar power products made of this material;

•	our ability to continue developing our in-house solar components production capabilities and our expectations regarding the timing and production capacity of our internal manufacturing programs;

•	our ability to secure adequate silicon and solar cells to support our solar module production;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. We cannot predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title

Shawn (Xiaohua) Qu	46	Chairman of the Board, President and Chief Executive Officer
Arthur Chien	49	Director and Chief Financial Officer
Robert McDermott	69	Lead Independent Director
Lars-Eric Johansson	64	Independent Director
Michael G. Potter	44	Independent Director
Tai Seng Png*	47	Vice President, Business Integration
Charlotte Xi Klein	54	Vice President, Global Operations
Yan Zhuang	46	Vice President, Sales and Marketing
Gregory Spanoudakis	52	President, European Sales
Xiaohu Wang	54	Vice President, Purchase and Planning
Bencheng Li	68	Vice President, Ingot and Wafer Division

*	Mr. Png resigned from the Company effective April 2010.

Directors

Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Prior to joining us, Dr. Qu worked at ATS Automation Tooling Systems, Inc. and its subsidiaries in the solar power business from 1998 to 2001, where he performed various responsibilities, including acting as product engineer, director for silicon procurement, director for solar product strategic planning and business development and technical vice president (Asia Pacific region) of Photowatt International S.A. From 1996 to 1998, Dr. Qu was a research scientist at Ontario Power Generation (formerly Ontario Hydro), where he worked as a process leader in the development of Spheral Solartm technology, a next-generation solar technology. Prior to joining Ontario Power Generation Corp., Dr. Qu was a post-doctorate research fellow at the University of Toronto, focusing on semiconductor optical devices and solar cells. He has published research articles in academic journals such as IEEE Quantum Electronics, Applied Physics Letter and Physical Review. Dr. Qu received a Ph.D. degree in material science from the University of Toronto in 1995, a master of science in physics from University of Manitoba in 1990 and a bachelor of science in applied physics from Tsinghua University in Beijing, China in 1986.

Mr. Arthur Chien has served as our director and chief financial officer since June 2008 and compliance officer since November 2009. Prior to that, he was our corporate secretary from February 2008 to May 2009, our vice president of finance from September 2007 to June 2008 and an independent director from December 2005 to September 2007. Mr. Chien was previously the managing director of Beijing Yinke Investment Consulting Co. Ltd., which provides financial consulting services and runs investment projects. Prior to that, Mr. Chien was the chief financial officer of China Grand Enterprises Inc., a diversified investment holding company based in Beijing, China, for approximately five years. Mr. Chien has also worked in finance, investment and management positions in several companies in China, Canada and Belgium, including his appointment in 1995 as the assistant financial controller of the steel cord division of Bekaert Group in Belgium. In 1996, Mr. Chien took the position of chief financial officer of Bekaert China, which operated five joint ventures in China. Mr. Chien received a master’s degree in economics from the University of Western Ontario in Ontario, Canada in 1989 and a bachelor of science degree from the University of Science and Technology of China in 1982.

Mr. Robert McDermott has served as lead independent director of our company since August 2006. Mr. McDermott is a partner with McMillan LLP, a business law firm based in Canada. He joined the firm in 1971 and practices business law with an emphasis on mergers and acquisitions, corporate governance, mining, securities and corporate finance, involving both Canadian and cross-border transactions. Mr. McDermott advises boards and special committees of public companies in Canada on corporate governance matters as well. From 1997 to 2001, he was a director and senior officer of Boliden Limited, a mining company listed on the Toronto and Stockholm stock exchanges. Mr. McDermott is a member of the Canadian Bar Association. He was admitted to the Ontario Bar in Canada in 1968. Mr. McDermott received his juris doctor degree from the University of Toronto and a bachelor of arts degree from the University of Western Ontario.

Mr. Lars-Eric Johansson has served as an independent director of our company since August 2006. Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. He is currently the chief executive officer of Ivanhoe Nickel & Platinum Ltd., a Canadian private mining company. From 2004 to 2007, Mr. Johansson was a director and chairperson of the audit committee of Harry Winston Diamond Corporation, a specialist diamond company with assets in the mining and retail segments of the diamond industry. From May 2004 to April 2006, he was an executive vice president and the chief financial officer of Kinross Gold Corporation, a gold mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Between June 2002 and November 2003, Mr. Johansson was an executive vice president and chief financial officer of Noranda Inc., a Canadian mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Until May 2004, Mr. Johansson served as a special advisor at Noranda Inc. From 1989 to May 2002, he was the chief financial officer of Falconbridge Limited, a mining and metals company in Canada listed on the Toronto Stock Exchange. He has also chaired the audit committee of Golden Star Resources Ltd., a gold mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, since July 2006. From 2002 to 2003, he was also a director of Novicor Inc., a company listed on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.

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

Executive Officers

Ms. Charlotte Xi Klein has served as our vice president of global operations since November 2009, and prior to that as our vice president of finance since August 2008 and our compliance officer from September 2007. She also served as our corporate controller from February 2007 to 2008. Prior to joining us, between 2004 and 2007, Ms. Klein was director of accounting and compliance at ARAMARK Corporation, a Fortune 500 company, and TV Guide Magazine in the United States, responsible for financial reporting and successfully implementing Sarbanes-Oxley compliance during the first year of its applicability. In addition to her corporate reporting experience, Ms. Klein spent eight years in manufacturing facilities with progressive job responsibilities from cost accountant to plant controller for Saint-Gobain Corporation and Armstrong World Industries. Ms. Klein holds a bachelor’s degree from the Shanghai Teachers University and MA and MBA degrees from the Midwestern State University in Texas. She is also a member of the AICPA and has been a Texas-licensed CPA since 1996.

Mr. Yan Zhuang has served as our vice president of global sales and marketing since June 2009. He was an independent director of our company from September 2007 to June 2009. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 15 years. In 2008, he founded and became a director of INS Research and Consulting. Mr. Zhuang was the head of Asia for Hands-on Mobile, Inc., a global media and entertainment company with operations in China, South Korea and India, from 2006 to 2007. He previously served as the company’s senior vice president of business operations and marketing in Asia. Before joining Hands-on Mobile, Inc., he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific regional director of marketing planning and consumer insight. Prior to that, he was a marketing consultant in Canada and China. Mr. Zhuang holds a bachelor’s degree in electrical engineering from Northern Jiaotong University, China, a master of science degree in applied statistics from the University of Alberta, Canada and a master of science degree in marketing management from the University of Guelph, Canada.

Mr. Gregory Spanoudakis has served as our president of European sales since August 2008. He was our vice president of Europe from 2002 to 2006 and our vice president of international sales and marketing from January 2002. Mr. Spanoudakis has been involved in the semiconductor and solar power industries for the past 18 years, the last six years of which have been in the solar power industry. He was a senior executive with Future Electronics, one of the world’s largest distributors of semiconductor components, where he headed the international division and the export development program from November 1988 to May 1999. Mr. Spanoudakis attended The University of Essex, in Colchester, England and the Sir George William University (now Concordia University) in Montreal, Canada, graduating with a bachelor’s degree in business in 1981. In 1987, he received his MBA degree with a focus on international business development from Concordia University in Montreal, Canada.

Mr. Xiaohu Wang has served as our vice president of purchase and planning since January 2010. Prior to that, he served as our vice president of ingot and wafer operations from January 2009, before which he was our vice president of China supply chain development from December 2006. Mr. Wang joined us in 2002, initially as the manager in charge of imports and exports, procurement, quality and operations. Since 2004, Mr. Wang has been deputy general manager of commerce of CSI Solartronics, responsible for planning and procurement of all silicon material. From May 1989 to January 2001, Mr. Wang was the branch manager of International Development Group Ltd. in Hunan Province, where he was responsible for the import and export of mineral, hardware, textile and chemical products and was involved in its restructuring from state ownership to shareholder ownership. Mr. Wang has been involved in the import and export of silicon material and silicon cells since 1996. In 1982, Mr. Wang graduated from Nanjing University of Aeronautics and Astronautics with a bachelor of science degree.

Mr. Bencheng Li has served as vice president of our ingot and wafer division since January 2010. Prior to that, he served as our vice president of business development for China from December 2006, before which he was the general manager of CSI Luoyang. Prior to joining us in June 2003, Mr. Li was the chairman of Luoyang Single Crystalline Silicon Ltd. from 1996 to 2000, and the chairman of Sino-American MCL Electronic Materials Ltd. from 1995 to 2000. From July 1998 to April 2003, Mr. Li was the general manager of China Shijia Semiconductor Materials Corporation, a semiconductor and solar silicon materials manufacturing company in China. Mr. Li received his bachelor’s degree in radiochemistry from Tsinghua University in Beijing, China in 1967.

Duties of Directors

Under our governing statute, our directors have a duty of loyalty — to act honestly and in good faith with a view to our best interests. They also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

•	convening shareholder meetings and reporting to shareholders at such meetings;

•	declaring dividends and authorizing other distributions to shareholders;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance of shares.

B.	Compensation of Directors and Executive Officers

Cash Compensation

We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $1,450,627 for 2009. Of this amount, we paid $214,083 to four independent directors (of which one of whom became an executive officer during 2009) and $1,236,544 to our executive officers.

Share-based Compensation

Share Incentive Plan

In March 2006, we adopted a share incentive plan, or the Plan.

The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors, officers and employees to those of the shareholders and providing the directors, officers and employees with an incentive for outstanding performance to generate superior returns to the shareholders. The Plan is also intended to motivate, attract and retain the services of the directors, officers and employees upon whose judgment, interest and effort the successful conduct of the Company’s operations is largely dependent.

The maximum number of common shares which may be issued pursuant to all awards of options and restricted shares under the Plan is the sum of (i) 2,330,000 and (ii) 1% of the number of outstanding common shares of the Company on the first day of each calendar year beginning in 2007. As at July 31, 2010, the maximum number of common shares which may be issued pursuant to all awards of options and restricted shares under the Plan was 3,658,700 shares, of which 2,471,011 options and 566,190 restricted shares (in both cases net of forfeitures) have been awarded, leaving 621,499 shares available to be issued.

In August 2010, our board of directors approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of options and restricted shares under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of 1% of the number of outstanding common shares of the Company on the first day of each of 2007, 2008 and 2009 and 2.5% of the number of outstanding common shares of the Company outstanding on the first day of each calendar year after 2009. The amendment is subject to approval by the shareholders at a shareholder’s meeting.

The following describes the principal terms of the Plan.

Types of Awards.  We may make the following types of awards under the Plan:

•	options to purchase our common shares, and

•	restricted shares, which are non-transferable common shares without voting or dividend rights.

Plan Administration.  The Compensation Committee of our board of directors administers the Plan, except with respect to awards made to our non-employee directors, where the entire board of directors administers the Plan. The Compensation Committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each award.

Award Agreement.  Awards are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Eligibility.  We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. We may, however, grant options that are intended to qualify as incentive share options only to our employees.

Acceleration of Awards upon Corporate Transactions.  Outstanding awards will accelerate upon a change-of-control where the successor entity does not assume our outstanding awards. In such event, each outstanding award will become fully vested and immediately exercisable, the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction.

Exercise Price and Term of Awards.  In general, the Compensation Committee determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant and the share option is exercisable for no more than five years from the date of that grant.

The term of an award may not exceed ten years from the date of the grant.

Vesting Schedule.  In general, the Compensation Committee determines the vesting schedule.

Options

The following table summarizes, as of July 31, 2010, the options granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

	Common		Common	Common	Common
	Shares		Shares	Shares	Shares
	Underlying		Underlying	Underlying	Underlying	Exercise
	Options		Options	Options	Options	Price		Date of	Date of
Name	Granted		Exercised	Forfeited	Outstanding	(US$/share)		Grant	Expiration

Directors:
Shawn (Xiaohua) Qu	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019
Arthur Chien	46,600	(1)	10,000	—	36,600	4.29		August 8, 2006	August 7, 2016
	23,300	(2)	—	—	23,300	9.88		July 1, 2007	June 30, 2017
	46,600		—	—	46,600	7.36		September 24, 2007	September 23, 2017
	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019
Robert McDermott	46,600	(2)	—	—	46,600	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
Lars-Eric Johansson	46,600	(2)	25,000	—	21,600	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	—	—	23,300	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
Michael G. Potter	23,300	(2)	—	—	23,300	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
Directors as a group	459,400		58,300	—	401,100
Executive Officers:
Yan Zhuang	23,300	(2)	23,300	—	—	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	80,000		—	—	80,000	9.37		May 23, 2009	May 22, 2019
Gregory Spanoudakis	116,500		—	—	116,500	2.12		May 30, 2006	May 29, 2016
	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019

	Common	Common	Common	Common
	Shares	Shares	Shares	Shares
	Underlying	Underlying	Underlying	Underlying	Exercise
	Options	Options	Options	Options	Price		Date of	Date of
Name	Granted	Exercised	Forfeited	Outstanding	(US$/share)		Grant	Expiration

Xiaohu Wang	89,705	44,853	—	44,852	2.12		May 30, 2006	May 29, 2016
	12,000	—	—	12,000	3.18		March 12, 2009	March 11, 2019
Bencheng Li	64,075	48,056	—	16,019	2.12		May 30, 2006	May 29, 2016
	12,000	—	—	12,000	3.18		March 12, 2009	March 11, 2019
Charlotte Xi Klein	11,652 (5)	11,652	—	—	7.36		September 24, 2007	September 23, 2017
	46,600	34,950	—	11,650	12.10		March 1, 2007	February 28, 2017
	12,000	3,000	—	9,000	3.18		March 12, 2009	March 11, 2019
	40,000	—	—	40,000	16.10		November 8, 2009	November 7, 2019
Executive Officers as a group	551,132	165,811	—	385,321
Employees:
Three employees as a group	256,300	74,970	—	181,330	2.12		May 30, 2006	May 29, 2016
Twenty-two employees as a group	76,308	26,887	—	49,421	4.29		May 30, 2006	May 29, 2016
Two employees as a group	51,260	1,165	—	50,095	4.29		June 30, 2006	June 29, 2016
One employee	64,075	32,019	—	32,056	4.29		July 17, 2006	July 16, 2016
Hanbing Zhang(7)	46,600	—	—	46,600	4.29		July 28, 2006	July 27, 2016
One employee	58,250	14,563	—	43,687	12.00	(8)	August 8, 2006	August 7, 2016
Two employees as a group	9,320	4,496	—	4,824	12.00	(8)	August 31, 2006	August 30, 2016
One employee	5,000	—	—	5,000	8.21		August 17, 2007	August 16, 2017
Three employees as a group	16,896 (5)	16,896	—	—	7.36		September 24, 2007	September 23, 2017
Ten employees as a group	85,145	28,360	—	56,785	7.36		September 24, 2007	September 23, 2017
Six employees as a group	36,136	—	—	36,136	19.55		February 28, 2008	February 27, 2018
One employee	10,000	—	—	10,000	19.40		March 3, 2008	March 2, 2018
One employee	10,000	—	—	10,000	20.67		March 31, 2008	March 30, 2018
One employee	30,000	—	—	30,000	46.28		June 26, 2008	June 25, 2018
Three employees as a group	20,000	—	—	20,000	27.88		August 7, 2008	August 6, 2018
Sixty-seven employees as a group	277,800	12,150	—	265,650	3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(7)	6,000	—	—	6,000	3.18		March 12, 2009	March 11, 2019
One employee	20,000	—	—	20,000	5.26		March 30, 2009	March 29, 2019
Fourteen employees as a group	54,000	—	—	54,000	9.37		May 23, 2009	May 22, 2019
One employee	10,000	—	—	10,000	11.58		May 31, 2009	May 30, 2019
Six employees as a group	23,800	—	—	23,800	15.18		August 6, 2009	August 5, 2019
Thirteen employees as a group	42,600	—	—	42,600	16.10		November 8, 2009	November 7, 2019
Employees as a group	1,209,490	211,506	—	997,984
Other individuals:
Two individuals as a group	11,650 (2)	—	—	11,650	15.00	(3)	April 13, 2007	April 12, 2017
Two individuals as a group	2,000	—	1,500	500	9.37		May 23, 2009	May 22, 2019
Thirty six individuals as a group	597,007	238,839	358,168	—			N/A	N/A

	Common	Common	Common	Common
	Shares	Shares	Shares	Shares
	Underlying	Underlying	Underlying	Underlying	Exercise
	Options	Options	Options	Options	Price	Date of	Date of
Name	Granted	Exercised	Forfeited	Outstanding	(US$/share)	Grant	Expiration

Individuals as a group	610,657	238,839	359,668	12,150
Total Options	2,830,679	674,456	359,668	1,796,555

(1)	Vest in two equal installments, the first upon the date of grant and the second upon the first year anniversary of the grant date so long as the director remains in service.

(2)	All vest immediately upon the date of grant.

(3)	The initial public offering price of the common shares.

(4)	Exercise price equal to the average of the trading prices of the common shares for the 20 trading days preceding the date of grant.

(5)	Vest one year after the grant date.

(6)	Vesting accelerated on termination.

(7)	The wife of Dr. Qu, our founder, chairman, president and chief executive officer.

(8)	80% of the initial public offering price of the common shares.

We have agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson and Michael G. Potter, options to purchase 23,300 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vest immediately.

Restricted Shares

The following table summarizes, as of July 31, 2010, the restricted shares granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

	Restricted		Restricted
	Shares		Shares
Name	Granted		Exercised	Date of Grant	Date of Expiration

Executive Officers:
Gregory Spanoudakis	233,000		—	May 30, 2006	May 29, 2016
Bencheng Li	23,300		23,300	May 30, 2006	May 29, 2016
Xiaohu Wang	18,640		18,640	May 30, 2006	May 29, 2016
Executive Officers as a group	274,940		41,940
Employees:
Eight individuals as a group	44,270		40,190	May 30, 2006	May 29, 2016
Hanbing Zhang(3)	116,500	(4)	—	July 28, 2006	July 27, 2016
Employees as a group	160,770		40,190
Other Individuals:
One individual	11,650		11,650	May 30, 2006	May 29, 2016
One individual	2,330	(1)	2,330	May 30, 2006	May 29, 2016
One individual	116,500	(2)	116,500	June 30, 2006	June 29, 2016
Other Individuals as a group	130,480		130,480
Total Restricted Shares	566,190		212,610

(1)	Also vest on accelerated termination.

(2)	Vest over a two-year period from the date of grant.

(3)	The wife of Dr. Qu, our founder, chairman and chief executive officer.

(4)	Vest over a four-year period from the date of grant.

C.	Board Practices

In 2009, our board of directors held nine meetings and passed ten resolutions by unanimous written consent.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our current directors have not been elected to serve for a specific term and, unless re-elected, hold office until the close of our next annual meeting of shareholders or until such time as their successors are elected or appointed.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Lars-Eric Johansson, Robert McDermott and Michael G. Potter, and is chaired by Mr. Johansson. Each of Messrs. Johansson and Potter qualify as an “audit committee financial expert” as required by the SEC. Each of Messrs. Johansson, McDermott and Potter satisfies the “independence” requirements of the Nasdaq corporate governance rules and is “financially literate” as required by the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2009, our audit committee held nine meetings and passed resolutions by unanimous written consent once.

Compensation Committee

Our compensation committee consists of Messrs. Lars-Eric Johansson, Robert McDermott and Michael G. Potter and is chaired by Mr. McDermott. Each of Messrs. Johansson, McDermott and Potter satisfies the “independence” requirements of the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and approving the compensation arrangements for our other executive officers and our directors; and

•	overseeing and periodically reviewing the operation of our employee benefits plans, including bonus, incentive compensation, stock option, pension and welfare plans.

In 2009, our compensation committee held seven meetings.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Lars-Eric Johansson and Robert McDermott and is chaired by Mr. McDermott. Each of Messrs. Johansson and McDermott satisfies the “independence” requirements of the Nasdaq corporate governance rules, The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In 2009, our nominating and corporate governance committee held three meetings.

Interested Transactions

A director of a corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest. A director may vote in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to remuneration as our director, officer, employee or agent; (ii) one for indemnity or insurance in favor of directors and officers; or (iii) one with an affiliate. In 2009, we did not enter into any interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Remuneration and Borrowing

Our directors may determine the remuneration to be paid to them. The compensation committee will assist the directors in reviewing and approving the compensation structure for our directors. Our directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under our employment agreement with Dr. Qu, our founder, chairman, president and chief executive officer and controlling shareholder, Dr. Qu’s employment shall continue unless terminated by either party with three months prior written notice. Under our employment agreement with Mr. Gregory Spanoudakis, he may terminate his employment with us at any time on three months’ prior notice. We may terminate either or both of these two employment agreements without cause upon the payment of a severance payment equal to one month of the officer’s base salary for every year of employment with us (up to a maximum of 12 months) together with any unpaid compensation accrued up to the date of the termination.

Apart from these two employment agreements, all of our other employment agreements with our executive officers have a term of three years. Under these other employment agreements, we may terminate the executive officer’s employment with cause on one month’s advance notice, or without cause upon one to three months’ advance written notice to the executive officer. If we terminate an executive officer’s employment without cause, the executive officer will be entitled to a severance payment equal to three to four months of his then-current base salary. We may terminate each of the agreements for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with his employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period of one to three years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and not to interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; (iii) seek, directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination; or (iv) use a name including any word used by our company or our affiliates, or the Chinese or English equivalent or any similar word, in relation to any trade, business or company.

Our compensation committee is required to approve any future employment agreements entered into by us for any officer whose annual salary and benefits package is greater than $150,000.

Director Agreements

We have entered into director agreements with our independent directors, pursuant to which we make payments in the form of an annual retainer and meeting fees and option grants to our independent directors for their services. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

Indemnification of Directors and Officers

Under the CBCA, we may indemnify a present or former director or officer or a person who acts or has acted at our request as a director or officer or an individual acting in a similar capacity, of another corporation or entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, provided that the director or officer acted honestly and in good faith with a view to the best interests of the corporation or other entity and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from us as a matter of right if he or she is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

We have entered into indemnity agreements with each of our directors agreeing to indemnify them, to the fullest extent permitted by law, against all liability, loss, harm damage cost or expense, reasonably incurred by the director in respect of any threatened, pending, ongoing or completed claim or civil, criminal, administrative, investigative or other action or proceeding made or commenced against him or in which he is or was involved by reason of the fact that he is or was a director of the Company.

Our directors and officers are covered by directors’ and officers’ insurance policies.

D.	Employees

As of December 31, 2007, 2008 and 2009, we had 2,981, 3,058 and 7,106 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2009.

	As of December 31, 2009
	Number of Employees	Percentage of Total

Manufacturing	6,535	92%
General and administrative	398	5.6%
Research and development	91	1.3%
Sales and marketing	82	1.1%

Total	7,106	100%

As of December 31, 2009, we had 2,969 employees at our facilities in Suzhou, 2,839 at our facilities in Changshu and 1,249 at our facilities in Luoyang, and 49 of our employees were based in our Canada, South Korea, Japan, U.S. and Germany offices. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of July 31, 2010, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on the 43,456,558 common shares outstanding, as of July 31, 2010.

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

	Shares Beneficially Owned(1)
Directors and Executive Officers(2)	Number	%

Shawn (Xiaohua) Qu(3)	13,035,000	30.0%
Arthur Chien(4)	88,200	*
Robert McDermott(5)	97,200	*
Lars-Eric Johansson(6)	91,500	*
Michael G. Potter(7)	69,900	*
Yan Zhuang(8)	43,300	*
Gregory Spanoudakis(9)	354,500	*
Bencheng Li(10)	19,019	*
Charlotte Xi Klein	0	*
Xiaohu Wang(11)	47,852	*
All directors and executive officers as a group	13,846,471	31.9%
Principal Shareholders
N/A	N/A	*

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The business address of our directors and executive officers is 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China. Unless otherwise stated below, all shares beneficially owned by directors and officers represent common shares issuable upon exercise of options held.

(3)	Includes 5,000 common shares issuable upon exercise of options held by Mr. Qu.

(4)	Includes 88,200 common shares issuable upon exercise of options held by Mr. Chien.

(5)	Includes 93,200 common shares issuable upon exercise of options held by Mr. McDermott.

(6)	Includes 91,500 common shares issuable upon exercise of options held by Mr. Johansson.

(7)	Includes 69,900 common shares issuable upon exercise of options held by Mr. Potter.

(8)	Includes 43,300 common shares issuable upon exercise of options held by Mr. Zhuang.

(9)	Includes 121,500 common shares issuable upon exercise of options held by Mr. Spanoudakis.

(10)	Includes 19,019 common shares issuable upon exercise of options held by Mr. Li.

(11)	Includes 47,852 common shares issuable upon exercise of options held by Mr. Wang.

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

Shareholder Loans

In June 2008, Dr. Qu, our founder, chairman, president, chief executive officer and major shareholder, made a loan to us of $30.0 million. This loan was unsecured, bore interest at the rate of 7% per annum and had no fixed repayment term. As of December 31, 2008, we repaid the entire loan together with $737,543 in interest in full satisfaction of our obligations to Dr. Qu. There are no shareholder loans outstanding as of December 31, 2009.

Guarantees and Share Pledges

In March and April 2007, Dr. Qu fully guaranteed a one-year RMB39 million loan facility from the Construction Bank of China to CSI Solartronics. In June 2007, Dr. Qu also fully guaranteed a one-year $4.0 million loan facility from the Bank of Communications to CSI Manufacturing. Both of these loan facilities expired in 2008. In September 2009, Dr. Qu fully guaranteed a one-year RMB 250 million loan facility from the Bank of Communications to CSI Cells, and in December 2009, also guaranteed a one-year $0.4 million loan facility from the Bank of Communications to CSI Manufacturing.

Employment Agreements

See Item 6.C., “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share-based Compensation — Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended audited consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Class Action Lawsuits

On June 1, 2010, we announced that we would postpone the release of our financial results for the first quarter ended March 31, 2010 and our quarterly earnings call pending the outcome of an investigation by the Audit Committee of our Board of Directors that had been launched after we received a subpoena from the SEC requesting documents relating to, among other things, certain sales transactions in 2009. As a result of the Audit Committee’s investigation, we have postponed our annual meeting of shareholders. Thereafter we and certain of our directors and executive officers were named as defendants in six shareholder class action lawsuits filed in the United States District Court for the Southern District of New York and one filed in the United States District court for the Northern District of California. The lawsuits allege generally that our financial disclosures during 2009 and/or 2010 were false or misleading and bring claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 thereunder and Sections 11, 12(a)(2), and 15 of the Securities Act. We anticipate that all of these lawsuits will be combined, along with any similar complaints filed, into a single action.

In addition, a similar class action lawsuit was recently filed against us and certain of our executive officers in the Ontario Superior Court of Justice. The lawsuit alleges generally that our financial disclosures during 2009 and/or 2010 were false or misleading and brings claims under the shareholders’ relief provisions of the Canada Business Corporations Act, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation.

We believe the claims, both in the United States and in Canada, are without merit and intent to defend against the lawsuits vigorously.

Shunda

On November 12, 2009, Jiangsu Shunda Semiconductor Development Co., Ltd., or Shunda, a former silicon wafer supplier, filed a lawsuit in the Intermediate People’s Court of Yangzhou against CSI Cells, our wholly-owned subsidiary. Shunda claimed damages of RMB40.0 million (approximately $5.9 million based on the exchange rate in effect on July 31, 2010 of RMB6.775 per $1.00), alleging that CSI Cells failed to perform its purchase obligations under a silicon wafer supply agreement that CSI Cells and Shunda entered into in July 2008.

On January 18, 2010, Shunda filed a lawsuit in the People’s Court of Gaoyou Jiangsu Province, alleging that CSI Cells failed to perform its obligations under a silicon wafer supply agreement that CSI Cells and Shunda entered into in February 2008. Shunda asked the court to compel CSI Cells to take delivery of certain shipments of solar wafers and pay storage costs of RMB60,000. CSI Cells had made an advance payment of RMB3.36 million under that agreement.

On February 20, 2010, CSI Cells filed a request for arbitration against Shunda with the Shanghai Branch of the China Economic & Trade Arbitration Commission. In its arbitration request, CSI Cells moved to rescind a long-term silicon wafer supply agreement entered into between CSI Cells and Shunda in December 2007 and requested that Shunda refund a RMB11.52 million (approximately $1.7 million based on the exchange rate in effect on July 31, 2010) advance payment that it had made under that agreement.

On July 12, 2010, CSI Cells and Shunda entered into an agreement to settle all of the matters described above. Pursuant to the settlement agreement, (i) CSI cells paid Shunda RMB20.0 million (approximately $3.0 million based on the exchange rate in effect on July 31, 2010) under the July 2008 silicon wafer supply agreement, (ii) Shunda refunded to CSI Cells RMB2.86 million (approximately $0.4 million based on the exchange rate in effect on July 31, 2010) of the advance payment CSI Cells made under the February 2008 supply agreement and (iii) Shunda refunded to CSI Cells the RMB11.52 million advance payment made under the December 2007 supply agreement.

Systaic

On February 3, 2010, we filed a lawsuit in the District Court of Cologne, Germany against our former customer Systaic. We are claiming damages in the amount of approximately €4.8 million (approximately $6.38 million based on the exchange rate in effect on July 30, 2010 of €1.30 per $1.00), plus interest, as a result of Systaic’s failure to pay the purchase price for two shipments of solar modules that it ordered in 2009. We delivered the first shipment in March 2009 and are seeking the agreed purchase price of €3.2 million (approximately $4.26 million based on the exchange rate in effect on July 31, 2010), which became due in May 2009. In August 2009, Systaic refused delivery of the second shipment, and we are seeking approximately €600,000 (approximately $780,000 based on the exchange rate in effect on July 31, 2010), the difference between the agreed purchase price and the price at which we subsequently sold the shipment to a third party. We are also seeking a contractual penalty of €1.0 million (approximately $1.33 million based on the exchange rate in effect on July 31, 2010) pursuant to a framework agreement we entered into with Systaic in June 2009. We expect the court to issue a ruling in September 2010.

LDK

On July 23, 2010, CSI Cells filed a request for arbitration against LDK with the Shanghai Branch of the China Economic & Trade Arbitration Commission. In its arbitration request, CSI Cells asked that LDK refund (1) RMB10.0 million (approximately $1.5 million based on the exchange rate in effect on July 31, 2010) advance payment that it had made to LDK pursuant to a three-year wafer supply agreement that CSI cells and LDK entered into in October 2007 and (2) RMB50.0 million (approximately $7.4 million based on the exchange rate in effect on July 31, 2010) advance payments that CSI Cells had made to LDK pursuant to two ten-year supply agreements that CSI Cells and LDK entered into in June 2008. A date for the hearing has not been set.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to declare or pay any dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.	Significant Changes

Between January 1, 2010 and July 31, 2010, an additional 142,100 options and 29,125 restricted shares granted under the Plan vested.

Except as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our common shares have been listed on the Nasdaq Global Market under the symbol “CSIQ” since November 9, 2006. The following table sets forth the high and low trading prices for our common shares on the NASDAQ for the periods indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2006 (from November 9, 2006)	16.73	9.43
2007	31.44	6.50
2008	51.80	3.11
2009	30.51	3.00
Quarterly Highs and Lows
First Quarter 2008	31.10	14.74
Second Quarter 2008	51.80	21.15
Third Quarter 2008	39.22	16.74
Fourth Quarter 2008	21.34	3.11
First Quarter 2009	7.49	3.00
Second Quarter 2009	16.45	5.44
Third Quarter 2009	19.91	9.21
Fourth Quarter 2009	30.51	13.66
First Quarter 2010	33.68	18.41
Second Quarter 2010	26.26	8.99
Monthly Highs and Lows
2010
February	25.44	18.41
March	25.12	19.01
April	26.26	16.84
May	18.08	11.12
June	12.95	8.95
July	14.29	9.28
August (through August 17)	13.59	10.85

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the Nasdaq Global Market since November 9, 2006 under the symbol “CSIQ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Amended Articles of Continuance, as amended, contained in our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006.

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

Material Canadian Federal Tax Considerations

General

The following summary is of the material Canadian federal tax implications applicable to a holder (a “U.S. Holder”) who holds our common shares (the “Common Shares”) and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such U.S. Holder has held or holds the Common Shares; (ii) holds the Common Shares as capital property and as beneficial owner; (iii) deals at arm’s length with and is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares in respect of, in the course of or by virtue of employment with our company; (vi) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (vii) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”) who is fully entitled to the benefits of the Convention; and (viii) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such U.S. Holder has held or holds the Common Shares. Special rules, which are not addressed in this summary, may apply to a U.S. Holder that is a “registered non-resident insurer” or “authorized foreign bank”, as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.

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

Dividends

Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. Holder that is a company for purposes of the Convention that owns at least 10% of our voting shares at the time the dividend is paid or deemed to be paid. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the United States and that have complied with certain administrative procedures may be exempt from Canadian withholding tax.

Disposition of Our Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of the Common Shares unless, at the time of disposition, the Common Shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Canadian Tax Act and the U.S. Holder is not otherwise entitled to an exemption under the Convention.

Under the Canadian Tax Act currently in force, the Common Shares will not constitute “taxable Canadian property” to a U.S. Holder provided that (i) the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq); (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock; and (iii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. Provided the Common Shares are listed on Nasdaq or another designated stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition. If the Common Shares are not so held at the time of disposition, preclearance and post-closing notification procedures as set out in the Canadian Tax Act will apply.

It is proposed to amend the Canadian Tax Act effective March 5, 2010 to narrow the definition of taxable Canadian property. If this amendment is enacted as proposed, a U.S. Holder will be exempt from tax and from pre-clearance and post-closing notification procedures under the Canadian Tax Act unless the Common Shares derive their value principally from Canadian real or immoveable property within the previous 60 months.

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

Passive Foreign Investment Company

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

Reporting and Backup Withholding

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions).

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

Foreign Exchange Risk

A substantial portion of our sales is currently denominated in Euros, with the remainder in Renminbi and U.S. dollars, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates, particularly between the U.S. dollar, Renminbi and the Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2009, we held $169.60 million in accounts receivable, of which $145.9 million were denominated in Euros. Assuming a 10% depreciation of the Euro against the U.S. dollar, our accounts receivable would have decreased by $14.6 million to $155.0 million as of December 31, 2009. Certain balance sheet items such as net assets or liabilities are denominated in RMB. A re-valuation of the RMB could impact certain balance sheet items and our interest expenses, since, for example, our working capital loans are principally denominated in RMB. As of December 31, 2009 we had net RMB liabilities of approximately $369.2 million. A 5% increase in the RMB against the U.S. dollar could result in a foreign exchange loss of approximately $18.5 million.

Due to the depreciation of the Euro against the U.S. dollar in 2008, we recorded a net foreign exchange loss of $20.0 million. In 2008, we began to hedge our Euro exposure against the U.S. dollar using single put and call collars and forward contracts, and we were able to mitigate a substantial portion, but not all, of our exchange rate losses for 2008 in this way. We recorded a net foreign exchange loss of $20.0 million in 2008 as against gain on foreign currency derivative assets of $14.5 million. Due to the appreciation of the Euro against the U.S. dollar in 2009, we recorded a net foreign exchange gain of $7.7 million in 2009 and a gain on foreign currency derivative assets of $9.9 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We will continue to hedge our Euro exposure against the U.S. dollar in order to minimize our foreign exchange exposure. We also expect our U.S. dollar-denominated sales to increase.

As of December 31, 2009, we had call forward contracts of the Euro against the U.S. dollar with notional value of EUR 5.0 million outstanding. Assuming a 10.0% appreciation of the Euro against the U.S. dollar, the mark-to-market gain of our outstanding call forward contracts of the Euro against the U.S. dollar would have decreased by approximately $0.5 million as of December 31, 2009.

Our financial statements are expressed in U.S. dollars. Most of our subsidiaries’ transactional currency is the Renminbi. The value of your investment in our common shares will be affected by the foreign exchange rate between the U.S. dollar and Renminbi. To the extent our subsidiaries hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollars-denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses under our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

 PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2007, 2008 and 2009.

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

We received net proceeds of approximately $75.0 million from the sale of our convertible senior notes in December 2007 and approximately $112.8 million from the follow on public offering of our common shares in July 2008.

We used the net proceeds of the sale of our convertible senior notes in December 2007 as follows: $12.0 million for a capital injection into CSI Luoyang, $6.2 million for a capital injection into CSI Cells and the balance for working capital purposes. As of December 31, 2008, all of the net offering proceeds from the sale of our convertible senior notes had been applied.

Piper Jaffray served as the initial purchaser for the sale of our convertible senior notes.

We used the net proceeds of the public offering of our common shares in July 2008 as follows: $24.4 million for a capital injection into CSI Cells, $5.9 million for a capital injection into CSI Luoyang, $42.0 million for a loan to CSI Cells for working capital purposes and the balance for working capital purposes. As of December 31, 2008, all of the net offering proceeds from the public offering of our common shares had been applied.

Deutsche Bank Securities, Piper Jaffray and Oppenheimer & Co. were the underwriters for the public offering of our common shares.

We received net proceeds of approximately $103.3 million from the follow on public offering of our common shares in October 2009.

We used the net proceeds of the public offering of our common shares in October 2009 as follows: $16.0 million for capital injection into CSI China, $12.0 million to CSI Luoyang for working capital purpose, $42.0 million for capital injection into CSI Cells, and the balance for working capital purposes. As of December 31, 2009, all of the net offering proceeds from the public offering of our common shares had been applied.

Morgan Stanley, Deutsche Bank Securities, Piper Jaffray, and Wells Fargo Securities were the underwriters for the public offering of our common shares.

•	See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, solely because of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2009 due to the following four material deficiencies identified:

•	The control designed to ensure that all revenue recognition criteria were met prior to recognizing revenue did not operate effectively.

•	An appropriate control was not designed to ensure that estimated sales returns were recorded.

•	There is lack of control procedures to ensure that long-term purchase commitments are evaluated and appropriately accounted for in the appropriate accounting period.

•	The control designed to ensure that significant subsequent events were properly identified, analyzed and, where appropriate, recorded in the Company’s consolidated financial statements, did not operate effectively.

We have concluded that these deficiencies constitute four material weaknesses. Since their identification, we have taken, and are continuing to take, the following steps in order to remedy these material weaknesses: (1) hired additional credit control personnel and revised the standard operating procedures related to customer credit assessment and revenue recognition; (2) established a sales return reserve policy to account for any non-routine sales returns after period end; (3) improved internal communication protocols for timely recording and disclosure of financial transactions; and (4) reviewed and revised the current checklists used to ensure there are adequate controls to capture possible material accounting adjustments subsequent to the balance sheet date to the date of reporting.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Canadian Solar Inc.:

We have audited Canadian Solar Inc. and its subsidiaries’ (the “Company’s”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

•	The controls designed to ensure that all revenue recognition criteria were met prior to recognizing revenue did not operate effectively.

•	An appropriate control was not designed to ensure that estimated sales returns were recorded.

•	There is lack of control procedures to ensure that long-term purchase commitment are evaluated and appropriately accounted for in the appropriate accounting period.

•	The control designed to ensure that significant subsequent events were properly identified, analyzed and, where appropriate, recorded in the Company’s consolidated financial statements, did not operate effectively.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended

December 31, 2009, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009, of the Company and our report dated August 19, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company’s adoption of a new accounting standard.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
August 19, 2010

Changes in Internal Controls

There were no changes in the design in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As identified in Management’s Annual Report on Internal Control Over Financial Reporting, several material weaknesses were identified in our internal control as of December 31, 2009. Our plans for remediating such material weaknesses, which would constitute changes in our internal control over financial reporting, are also enumerated in that report.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Lars-Eric Johansson and Michael G. Potter qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted our code of business conduct on our website www.canadiansolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2007	2008	2009

Audit fees(1)	$1,728,224	$1,925,862	$1,420,000
Audit-related fees(2)	—	—	—
Tax fees	—	—	—
All other fees	—	—	$47,484

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and assurance and related services. In 2007, these mainly consisted of the review of financial statements and offering documents in connection with our offering of 6.0% Convertible Senior Notes due 2017. In 2008, these mainly consisted of the review of financial statements and offering documents in connection with our follow-on public offering of common shares in July 2008.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for consultations and related services.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

None.

 PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Canadian Solar Inc. are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended Articles of Continuance (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
2.2	Indenture, dated as of December 10, 2007, between Canadian Solar Inc. and The Bank of New York, as trustee, including the form of 6.0% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-3 (File No. 333-149497), as amended, initially filed with the SEC on March 3, 2008)
4.1	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)

Exhibit Number		Description of Document

4	.2†	English translation of Supplementary Agreement between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd., dated February 14, 2009, supplementing the original Wafer Supply Agreement dated October 17, 2007 (incorporated by reference to Exhibit 4.2 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4	.3†	English translation of Supplementary Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., CSI Cells Co., Ltd., Changshu CSI Advanced Solar Inc. and CSI Central Solar Power Co., Ltd., dated May 22, 2009, supplementing the original Polysilicon Supply Contract dated August 20, 2008 and the original Solar Wafer Supply Contract dated August 20, 2008 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4	.4†	Sales Contract between Canadian Solar Inc. and Solpower GmbH, dated September 1, 2008, (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4	.5†	Sales Contract between Canadian Solar Inc. and Iliotec Solar GmbH, dated October 2, 2008, (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4	.6†	Sales Contract between Canadian Solar Inc. and Iliotec International GmbH, dated October 2, 2008, (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4	.7†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd., dated June 27, 2008 (incorporated by reference to Exhibit 4.8 of Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), filed with the SEC on October 14, 2009)
4	.8†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Solar Power Inc. and Jiangxi LDK Solar Hi-Tech Co., Ltd., dated June 27, 2008 (incorporated by reference to Exhibit 4.9 of Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), filed with the SEC on October 14, 2009)
4.9		2006 Share Incentive Plan, including forms of Restricted Shares Award Agreement and Share Option Agreement (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
4.10		Employment Agreement between Canadian Solar Inc. and the Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
4.11		Form of Employment Agreement between Canadian Solar Inc. and any other executive officer of the Registrant (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
8	.1*	List of Subsidiaries
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed herewith

†	Confidential treatment has been requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:     Shawn (Xiaohua) Qu

Title:	Chairman, President and
Chief Executive Officer

Date: August 19, 2010

CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Canadian Solar Inc.:

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2008 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, the Company adopted ASC 470-20 (previously FASB Staff Position APB No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”), and retrospectively adjusted the 2008 and 2007 financial statements accordingly.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 19, 2010 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

/s/  Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
August 19, 2010

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2008	2009
	(In U.S. dollars, except share and
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	115,660,921	160,110,887
Restricted cash	20,621,749	179,389,811
Accounts receivable, net of allowance of $5,605,983 and $18,029,440 on December 31, 2008 and 2009, respectively	51,611,312	151,549,471
Inventories	92,682,547	164,313,448
Value added tax recoverable	17,492,798	39,494,689
Advances to suppliers, net of allowance of $2,341,685 and $3,662,645 on December 31, 2008 and 2009, respectively	24,654,392	17,264,319
Foreign currency derivative assets	6,974,064	—
Prepaid expenses and other current assets	9,316,554	41,865,170

Total current assets	339,014,337	753,987,795
Property, plant and equipment, net	165,541,885	217,135,540
Deferred tax assets	6,965,503	10,909,778
Advances to suppliers, net of allowance of nil and $7,322,550 on December 31, 2008 and 2009, respectively	43,087,142	35,209,654
Prepaid land use right	12,782,147	12,535,450
Long-term investment	3,000,000	3,000,000
Investments in affiliates	—	4,100,628
Other non-current assets	263,281	1,824,158

TOTAL ASSETS	570,654,295	1,038,703,003

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	110,664,813	251,702,149
Accounts payable	29,328,038	92,271,107
Short-term notes payable	629,150	105,217,737
Amounts due to related parties	93,641	260,683
Other payables	24,043,309	34,723,690
Advances from customers	3,570,883	3,643,807
Foreign currency derivative liabilities	—	523,462
Provision for firm purchase commitments	—	13,822,818
Other current liabilities	4,332,229	12,775,508

Total current liabilities	172,662,063	514,940,961
Accrued warranty costs	10,846,719	16,899,522
Convertible notes	830,362	866,000
Long-term borrowings	45,357,340	29,290,200
Liability for uncertain tax positions	8,703,830	10,704,916

TOTAL LIABILITIES	238,400,314	572,701,599

Commitments and contingencies (Note 18)
Equity:
Common shares — no par value: unlimited authorized shares, 35,744,563 and 42,774,485 shares issued and outstanding at December 31, 2008 and 2009, respectively	395,153,795	500,322,431
Additional paid-in capital	(66,705,304)	(61,268,954)
Retained earnings (accumulated deficit)	(11,104,036)	11,541,848
Accumulated other comprehensive income	14,909,526	15,121,299

Total Canadian Solar Inc. shareholders’ equity	332,253,981	465,716,624
Non-controlling interest	—	284,780

Total equity	332,253,981	466,001,404

TOTAL LIABILITIES AND EQUITY	570,654,295	1,038,703,003

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2008	2009
	(In U.S. dollars, except share and per share data)

Net revenues	302,797,671	705,006,356	630,961,165
Cost of revenues	279,022,155	633,998,620	552,856,159

Gross profit	23,775,516	71,007,736	78,105,006

Operating expenses:
Selling expenses	7,530,970	10,607,562	22,088,657
General and administrative expenses	17,203,761	34,510,263	46,323,959
Research and development expenses	997,832	1,824,753	3,180,372

Total operating expenses	25,732,563	46,942,578	71,592,988

Income (Loss) from operations	(1,957,047)	24,065,158	6,512,018
Other income (expenses):
Interest expense	(2,311,270)	(12,201,293)	(9,458,983)
Interest income	562,006	3,530,957	5,084,227
Gain on change in foreign currency derivatives	—	14,454,814	9,870,333
Gain on debt extinguishment	—	2,429,524	—
Debt conversion inducement expense	—	(10,170,118)	—
Foreign exchange gain (loss)	2,688,448	(19,989,123)	7,680,503
Investment income	—	—	1,788,036
Other — net	679,070	—	—

Income (Loss) before income taxes	(338,793)	2,119,919	21,476,134
Income tax benefit (expense)	163,514	(9,653,780)	1,302,065

Net Income (Loss)	(175,279)	(7,533,861)	22,778,199
Less: net income attributable to non-controlling interest	—	—	132,315

Net Income (Loss) attributable to Canadian Solar Inc.	(175,279)	(7,533,861)	22,645,884

Earnings (Loss) per share-basic	$(0.01)	$(0.24)	$0.61

Shares used in computation — basic	27,283,305	31,566,503	37,137,004

Earnings (Loss) per share-diluted	$(0.01)	$(0.24)	$0.60

Shares used in computation-diluted	27,283,305	31,566,503	37,727,138

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

				Retained	Accumulated
			Additional	Earnings	Other	Non-		Total
	Common		Paid-in	(Accumulated	Comprehensive	Controlling	Total	Comprehensive
	Shares		Capital	Deficit)	Income	Interest	Equity	Income
	Number	$	$	$	$	$	$	$
	(In U.S. dollars, except share and per share data)

Balance at December 31, 2006	27,270,000	97,302,391	17,333,897	(2,782,697)	1,050,264	—	112,903,855
Adjustment for adoption of ASC 740	—	—	—	(612,199)	—	—	(612,199)
Share-based compensation	—	—	9,101,792	—	—	—	9,101,792
Exercise of share options	50,389	151,823	—	—	—	—	151,823
Recognition of equity component of convertible notes	—	—	8,200,510	—	—	—	8,200,510
Net loss	—	—	—	(175,279)	—	—	(175,279)	(175,279)
Foreign currency translation adjustment	—	—	—	—	4,930,278	—	4,930,278	4,930,278

Balance at December 31, 2007	27,320,389	97,454,214	34,636,199	(3,570,175)	5,980,542	—	134,500,780	4,754,999

Share-based compensation	—	—	9,102,002	—	—	—	9,102,002
Conversion of convertible notes	3,966,841	182,550,305	(110,443,505)	—	—	—	72,106,800
Issuance of ordinary shares, net of issuance cost	3,500,000	110,659,864	—	—	—	—	110,659,864
Deferred tax on issuance costs of ordinary shares	—	2,552,082	—	—	—	—	2,552,082
Other	566,190	—	—	—	—	—	—
Exercise of share options	391,143	1,937,330	—	—	—	—	1,937,330
Net loss	—	—	—	(7,533,861)	—	—	(7,533,861)	(7,533,861)
Foreign currency translation adjustment	—	—	—	—	8,928,984	—	8,928,984	8,928,984

Balance at December 31, 2008	35,744,563	395,153,795	(66,705,304)	(11,104,036)	14,909,526	—	332,253,981	1,395,123

Share-based compensation	—	—	5,436,350	—	—	—	5,436,350
Issuance of ordinary shares, net of issuance cost	6,900,000	102,811,343	—	—	—	—	102,811,343
Deferred tax on issuance costs of ordinary shares	—	1,682,869	—	—	—	—	1,682,869
Exercise of share options	129,922	674,424	—	—	—	—	674,424
Paid-in capital from non-controlling interest	—	—	—	—	—	9,173	9,173
Sales of subsidiary shares to non-controlling interest	—	—	—	—	—	143,292	143,292
Net income	—	—	—	22,645,884	—	132,315	22,778,199	22,778,199
Foreign currency translation adjustment	—	—	—	—	211,773	—	211,773	211,773

Balance at December 31, 2009	42,774,485	500,322,431	(61,268,954)	11,541,848	15,121,299	284,780	466,001,404	22,989,972

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2008	2009
	(In U.S. dollars)

Operating activities:
Net Income (loss)	(175,279)	(7,533,861)	22,778,199
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,627,116	9,282,276	20,508,383
Loss on disposal of property, plant and equipment	23,806	5,126,852	174,292
Gain on change in fair value of derivatives	—	(14,454,814)	(9,870,333)
Allowance for doubtful debts	456,570	7,445,028	18,076,416
Write down of inventories	482,544	23,784,578	12,478,944
Provision for firm purchase commitment	—	—	13,822,818
Amortization of discount on debt	—	1,179,446	35,638
Gain on debt extinguishment	—	(2,429,524)	—
Share-based compensation	9,101,792	9,102,002	5,436,350
Debt conversion inducement expense	—	10,170,118	—
Changes in operating assets and liabilities:
Inventories	(27,099,561)	(39,994,140)	(83,970,843)
Accounts receivable	(37,675,531)	2,126,297	(116,463,362)
Value added tax recoverable	(9,479,472)	(2,671,677)	(21,981,216)
Advances to suppliers	(16,796,871)	(33,572,770)	6,751,157
Prepaid expenses and other current assets	(4,847,423)	783,021	(16,899,415)
Accounts payable	719,126	19,261,749	62,855,936
Short-term notes payable	—	423,800	104,588,587
Other payables	2,986,846	2,369,498	9,065,342
Advances from customers	(1,822,752)	1,367,209	65,703
Amounts due to related parties	60,082	(119,706)	166,900
Accrued warranty costs	2,979,414	6,893,681	6,051,483
Other current liabilities	906,584	1,893,489	8,452,665
Prepaid land use right	(429,637)	(10,508,489)	258,520
Liability for uncertain tax positions	1,666,283	6,425,348	2,001,086
Deferred taxes	(2,907,625)	(982,236)	(10,834,919)
Settlement of foreign currency derivatives	—	7,825,523	17,367,159

Net cash provided by (used in) operating activities	(80,223,988)	3,192,698	50,915,490

Investing activities:
Increase in restricted cash	(695,893)	(17,950,833)	(158,622,411)
Purchase of long-term investment	—	(3,000,000)	—
Investments in affiliates	—	—	(4,100,084)
Purchase of property, plant and equipment	(42,006,616)	(104,817,010)	(72,214,660)
Proceeds from disposal of property, plant and equipment	220,009	6,322	220,027

Net cash used in investing activities	(42,482,500)	(125,761,521)	(234,717,128)

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,
	2007	2008	2009
	(In U.S. dollars)

Financing activities:
Proceeds from short-term borrowings	92,090,998	234,096,606	481,721,660
Repayment of short-term borrowings	(56,157,679)	(169,919,741)	(371,676,212)
Proceeds from long-term borrowings	16,712,795	24,964,230	14,633,000
Proceeds from disposal of investment on subsidiaries	—	—	148,898
Cash contributions by non-controlling interest	—	—	9,173
Proceeds from issuance of convertible notes	75,000,000	—	—
Issuance cost paid on convertible notes	(2,970,138)	(381,900)	—
Proceeds from issuance of common shares	—	112,752,500	103,349,924
Issuance costs paid for common shares offering	—	(2,092,636)	(538,581)
Proceeds from exercise of stock options	151,823	1,937,330	674,424

Net cash provided by (used in) financing activities	124,827,799	201,356,389	228,322,286

Effect of exchange rate changes	(5,364,950)	(793,765)	(70,682)

Net increase (decrease) in cash and cash equivalents	(3,243,639)	77,993,801	44,449,966
Cash and cash equivalents at the beginning of the year	40,910,759	37,667,120	115,660,921

Cash and cash equivalents at the end of the year	37,667,120	115,660,921	160,110,887

Supplemental disclosure of cash flow information:
Interest paid	(823,040)	(11,103,634)	(10,729,375)

Income taxes paid	(177,790)	(2,683,014)	(4,367,772)

Supplemental schedule of non-cash activities:
Issuance cost included in other payables	(381,496)	—	—

Income from disposal of subsidiaries included in prepaid expenses and other current assets	—	—	2,345,557

Property, plant and equipment cost included in other payables	(1,712,773)	(17,339,148)	(18,943,086)

Conversion of convertible notes to equity	—	72,106,800	—

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Canadian Solar Inc. (“CSI”) was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

CSI and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. As of December 31, 2009, the major subsidiaries of CSI are included in Appendix 1.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of CSI and its subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include estimated sales returns, allowance for doubtful accounts and advances to suppliers, valuation of inventories and provision for firm purchase commitments, useful lives and impairment of long lived assets, accrual for warranty, fair value of foreign exchange derivative assets, provision for uncertain tax positions and tax valuation allowances and assumptions used in the computation of share-based compensation, including the associated forfeiture rates.

(d)	Cash and cash equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when acquired.

Restricted cash represents bank deposits held as collateral for bank acceptance notes, bank borrowings and letters of credit. These deposits carry fixed interest rates and will be released when the bank acceptance notes and bank borrowings are repaid or the related letters of credit are settled by the Company.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company makes the prepayments without receiving collateral. Such prepayments are unsecured and expose the Company to supplier credit risk. As of December 31, 2008 and 2009, prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31,	At December 31,
	2008	2009
	$	$

Supplier A	12,528,000	20,768,495
Supplier B	25,583,405	11,716,080
Supplier C	9,027,574	8,640,609
Supplier D	15,997,973	7,951,591

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Cost is comprised of direct materials and, where applicable, direct labor costs, tolling costs and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

The Company outsources portions of its manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received, which is classified as “advances from customers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly, “advances from customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is repurchased.

On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision which requires the Company to pay for committed volumes regardless of whether the Company actually acquires the materials. The Company evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The Company records the expected loss only as it relates to the following fiscal period as it is unable to reasonably estimate future market prices beyond one year. During the years ended December 31, 2007, 2008 and 2009, the Company recorded a loss on firm purchase commitments of nil, nil and $13,822,818, respectively, which has been included in cost of revenues in the consolidated statements of operations.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs, including interest cost capitalized during the period the asset is brought to its working condition and location for its intended use. The Company expenses repair and maintenance costs as incurred.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Costs incurred in constructing new facilities, including progress payment, capitalized interest and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.

(h)	Prepaid land use right

Prepaid land use right represents amounts paid for the Company’s lease for the use right of lands located in Changshu City, Suzhou City, and Luoyang City of People’s Republic of China (“PRC”). Amounts are charged to earning ratably over the term of the lease of 50 years.

(i)	Long-term Investment

The Company owns preferred shares of a privately-held entity in an amount that is not sufficient to provide the Company with significant influence over the investee’s operations. The long-term investment is recorded under the cost method, under which the investment is recorded at its acquisition cost.

(j)	Investments in affiliates

The Company also holds equity investment in three affiliates as of December 31, 2009. The Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investees. These investments are accounted for under equity method of accounting accordingly. These investments in affiliates are accounted for under the equity method wherein the Company records its’ proportionate share of the investees’ income or loss in its consolidated financial statements.

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

(k)	Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2007, 2008 and 2009.

(l)	Income taxes

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

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. The Company records penalties and interest as a component of income tax expense.

(m)	Revenue recognition

Sales of modules and silicon material are recorded when products are delivered and title has passed to the customers. The Company only recognizes revenues when prices to the seller are fixed or determinable, and collectability is reasonably assured. If collectability is not reasonably assured, we recognize revenue only upon collection of cash. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

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

Sales to customers are recorded net of estimated returns. Sales to customers that are subject to resale are recorded by the Company upon delivery to the final customer, assuming all other revenue recognition criteria have been met.

The Company enters into toll manufacturing arrangements in which the Company receives wafers and returns finished modules. The Company recognizes a service fee as revenue when the processed modules are delivered.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Cost of revenues

Cost of revenues from modules includes production and indirect costs for products sold. Cost of revenues from silicon materials includes acquisition costs. Cost of revenues from services includes labor and material costs associated with provision of the services.

(o)	Shipping and handling costs

Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to solar module sales of $3,371,209, $5,446,414 and $7,719,340, are included in selling expenses for the years ended December 31, 2007, 2008 and 2009, respectively.

(p)	Research and development

Research and development costs are expensed when incurred.

(q)	Advertising expenses

Advertising expenses are expensed as incurred and amounted to $512,465, $304,978 and $461,803 for the years ended December 31, 2007, 2008 and 2009, respectively.

(r)	Warranty cost

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

(s)	Foreign currency translation

The United States dollar (“U.S. dollar”), the currency in which a substantial amount of the Company’s transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), Euro (“EUR”), Canadian dollar (“CAD”) and Japanese Yen (“Yen”), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the statements of equity and comprehensive income.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(t)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $96,543,991 and $207,673,385 as of December 31, 2008 and 2009, respectively.

(u)	Concentration of credit risk

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

(v)	Fair value of derivatives and financial instruments

The Company estimates fair value of financial assets and liabilities as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants. The fair value measurement guidance establishes a three-level fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority, Level 1, to measurements based on unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority, Level 3, to measurements based on unobservable inputs and classifies assets and liabilities with limited observable inputs or observable inputs for similar assets or liabilities as Level 2 measurement. When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

(w)	Earnings per Share

Basic income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

(x)	Share-based compensation

The Company’s share-based compensation with employees and non-employees, such as restricted shares and share options, is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The Company has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(y)	Recently issued accounting pronouncements

In June 2009, the FASB issued ASC 810-10, “Consolidation — Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Company does not expect that the adoption of ASC 810-10 will have a material impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value” to provide guidance on measuring the fair value of liabilities under ASC 820, “Fair Value Measurements and Disclosures.” The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use a valuation technique that uses a quoted price or another valuation technique consistent with the principles of ASC 820 (e.g., a market approach or an income approach). The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after January 1, 2010. Early application is permitted. The Company does not expect that the adoption of ASC of 2009-05 to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The Company does not expect that the adoption of ASU 2009-17 will have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification.” ASU 2010-02 clarifies the scope of the decrease in ownership provisions of Subtopic 810 and expands the disclosure requirements about deconsolidation of a subsidiary or de-recognition of a group of assets. ASU 2010-02 is effective beginning in the first interim of annual

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting period ending on or after December 15, 2009. The amendments in ASU 2010-02 must be applied retrospectively to the first period that an entity adopted SFAS 160. The Company does not expect that the adoption of ASU 2010-02 will have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, “Consolidation (Topic 810) — Accounting and Reporting — Improving Disclosures about Fair Value Measurement.” ASU 2010-06 amends ASC 820 (previously SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted ASC 470-20, “Debt with Conversion and Other Options” (previously FASB Staff Position APB No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”). ASC 470-20 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The resulting debt discount is accreted over the expected life of the debt. The accounting change was applied retrospectively to all periods presented.

The effect of adoption of ASC 470-20 on the consolidated financial statement line items as of and for the years ended December 31, 2007 and 2008 is illustrated in the following tables.

Consolidated Statements of Operations:

	Year Ended December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change
	$	$	$

Interest expense	(2,367,131)	(2,311,270)	55,861
Income before income taxes	(394,654)	(338,793)	55,861
Income tax expense	184,978	163,514	(21,464)
Net loss	(209,676)	(175,279)	34,397

	Year Ended December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change
	$	$	$

Interest expense	(11,265,576)	(12,201,293)	(935,717)
Gain on debt extinguishment	—	2,429,524	2,429,524
Foreign exchange gain	(20,087,375)	(19,989,123)	98,252
Income before income taxes	527,860	2,119,919	1,592,059
Income tax expense	(9,916,106)	(9,653,780)	262,326
Net loss	(9,388,246)	(7,533,861)	1,854,385

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Balance Sheets:

	At December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change
	$	$	$

Prepaid expenses and other current assets	9,325,486	9,316,554	(8,932)
Total current assets	339,023,269	339,014,337	(8,932)
Deferred tax assets	6,997,918	6,965,503	(32,415)
Other non-current assets	299,038	263,281	(35,757)
Total assets	570,731,399	570,654,295	(77,104)
Convertible notes	1,000,000	830,362	(169,638)
Total liabilities	238,569,952	238,400,314	(169,638)
Common shares	294,707,048	395,153,795	100,446,747
Additional paid-in capital	35,537,691	(66,705,304)	(102,242,995)
Accumulated deficit	(12,992,818)	(11,104,036)	1,888,782
Total stockholders’ equity	332,161,447	332,253,981	92,534
Total liabilities and stockholders’ equity	570,731,399	570,654,295	(77,104)

Consolidated Statements of Cash Flows:

	Year Ended December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change
	$	$	$

Net loss	(209,676)	(175,279)	34,397
Amortization of discount on debt	55,861	—	(55,861)
Deferred taxes	(2,929,089)	(2,907,625)	21,464

	Year Ended December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change
	$	$	$

Net loss	(9,388,246)	(7,533,861)	1,854,385
Amortization of discount on debt	243,729	1,179,446	935,717
Gain on debt extinguishment	—	(2,429,524)	(2,429,524)
Deferred taxes	(621,658)	(982,236)	(360,578)

4.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

Allowance for doubtful receivables are comprised of allowances for account receivable and advances to suppliers.

An analysis of allowances for accounts receivable for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	$	$	$

Beginning of the year	—	376,178	5,605,983
Allowances made during the year	456,570	5,218,944	16,536,592
Accounts written-off against allowances	(83,954)	(19,000)	(4,113,307)
Foreign exchange effect	3,562	29,861	172

Closing balance	376,178	5,605,983	18,029,440

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2009, the Company began purchasing insurance from China Export & Credit Insurance Corporation (“Sinosure”) for certain of its accounts receivable in order to reduce the bad debt loss. The Company provides an allowance for accounts receivable, using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer with regard to whether such account is covered by Sinosure. At the time a specific allowance is made for a given customer, the Company records a receivable from Sinosure equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from Sinosure in prepaid expenses and other current assets of $7,101,492 as of December 31, 2009 and a corresponding reduction in bad debt expense.

An analysis of allowances for advances to suppliers for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	$	$	$

Beginning of the year	—	—	2,341,685
Allowances made during the year	—	2,226,084	8,641,316
Foreign exchange effect	—	115,601	2,194

Closing balance	—	2,341,685	10,985,195

5.	INVENTORIES

Inventories consist of the following:

	At December 31,	At December 31,
	2008	2009
	$	$

Raw materials	46,121,994	53,711,941
Work-in-process	17,220,906	22,806,716
Finished goods	29,339,647	87,794,791

	92,682,547	164,313,448

The Company wrote down obsolete inventories amounting to $482,544, $23,784,578 and $12,478,944 during the years ended December 31, 2007, 2008 and 2009, respectively.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	At December 31,	At December 31,
	2008	2009
	$	$

Buildings	23,854,814	63,340,108
Leasehold improvements	1,674,838	3,226,741
Machinery	72,017,929	136,755,699
Furniture, fixtures and equipment	5,569,500	7,563,437
Motor vehicles	1,055,123	1,325,384

	104,172,204	212,211,369
Less: Accumulated depreciation	(11,888,864)	(31,862,352)

	92,283,340	180,349,017
Construction in process	73,258,545	36,786,523

Property, plant and equipment, net	165,541,885	217,135,540

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation expense of property, plant and equipment was $1,611,885, $9,213,765 and $20,390,862 for the years ended December 31, 2007, 2008 and 2009, respectively. Construction in process represents production facilities under construction.

7.	FAIR VALUE MEASUREMENT

As of December 31, 2008 and 2009, information about inputs into the fair value measurements of the Company’s assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
As of December 31, 2008	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Assets:
Foreign exchange option contracts	$6,136,044	$—	$6,136,044	$—

Foreign exchange forward contracts	$838,020	$—	$838,020	$—

Total Assets	$6,974,064	—	$6,974,064	—

Fair Value Measurements at Reporting Date Using
Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
As of December 31, 2009	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Liabilities:
Foreign exchange forward contracts	$523,462	$—	$523,462	$—

Total Liabilities	$523,462	—	$523,462	—

The Company’s foreign currency derivative instruments relate to foreign exchange option or forward contracts involving major currencies such as Euro and USD. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

The Company did not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2008 and 2009.

The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under US GAAP. The carrying value of cash and cash equivalents, trade receivables, current portion of advances to suppliers, accounts payable, notes payable, amounts due to related parties, and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since the contracts were entered into with floating market interest rates. The Company did not compute the fair value of its $3 million preferred share investment as of December 31, 2008 and 2009 as it was impracticable to do so without incurring significant cost.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2008 and 2009:

	At December 31, 2008		At December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Convertible notes	$830,362	$830,362	$866,000	$1,458,502

Depending on the terms of the specific derivative instruments and market conditions, some of our derivative instruments may be assets and others liabilities at any particular point in time. The Company recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets.

The Company’s primary objective for holding derivative financial instruments is to manage currency risk. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the consolidated statements of operations. The Company recorded a gain on foreign currency derivative contracts of $14,454,814 and $9,870,333 for the years ended December 31, 2008 and 2009, respectively.

The effect of fair values of derivative instruments on the consolidated balance sheets as of December 31, 2008 and 2009 and the effect of derivative instruments on consolidated statements of operations for the years ended December 31, 2008 and 2009 are as follows:

Derivatives not	Fair Values of Derivatives Asset
Designated as	At December 31, 2009		At December 31, 2008
Hedging Instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange option contracts		—	Foreign currency derivative assets	$6,136,044
Foreign exchange forward contracts		—	Foreign currency derivative assets	838,020

Total derivatives		—		$6,974,064

Derivatives not	Fair Values of Derivatives Liability
Designated as	At December 31, 2009		At December 31, 2008
Hedging Instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange forward contracts	Foreign currency derivative liabilities	$523,462		—

Total derivatives		$523,462		—

Derivative not		Amount of Gain Recognized in Income on Derivatives
Designated as	Location of Gain Recognized	Year Ended Dec 31,
Hedging Instruments	in Income on Derivatives	2008	2009

Foreign exchange option contracts	Gain on foreign currency derivatives	$13,616,794	$4,783,240
Foreign exchange forward contracts	Gain on foreign currency derivatives	838,020	5,087,093

Total		$14,454,814	$9,870,333

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	INVESTMENTS IN AFFILIATES

Investments in affiliates consist of the following:

	At December 31,
	2008		2009
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
	$	(%)	$	(%)

GD Inner Mongolia Jingyang Energy Co., Ltd.	—	—	659,030	15%
Ningxia GD CSI New Energy Co., Ltd.	—	—	512,578	35%
Suzhou Gaochuangte New Energy Co., Ltd.	—	—	2,929,020	40%

	—		4,100,628

On July 20, 2009, CSI Cells Co., Ltd. (“CSI”) acquired a 15% interest in GD Inner Mongolia Jingyang Energy Co., Ltd. Although CSI only possesses 15% shareholding, one of the five board members is designated by CSI and, as such, CSI is considered to have significant influence over the investee.

On October 14, 2009, the Company established a joint venture, Ningxia GD CSI New Energy Co., Ltd., for total cash consideration of $512,578. CSI holds 35% voting stocks and one of the three board members is designated by CSI, as such CSI is considered to have significant influence over the investee.

On December 17, 2009, the Company established a joint venture, Suzhou Gaochuangte New Energy Co., Ltd., for total cash consideration of $2,929,020. CSI holds 40% voting stocks and one of the three board members is designated by CSI, as such CSI is considered to have significant influence over the investee.

Each of the three joint ventures was in the development stage as of December 31, 2009. The investment income (loss) recorded in the consolidated statement of operations for the year ended December 31, 2009 was nil.

9.	BANK BORROWING

	At December 31,	At December 31,
	2008	2009
	$	$

Bank borrowings	156,022,153	280,992,349

Analysis as:
Short-term	94,317,899	211,595,078
Long-term, current portion	16,346,914	40,107,071

Subtotal for short term	110,664,813	251,702,149
Long-term, non-current portion	45,357,340	29,290,200

Total	156,022,153	280,992,349

In the years ended December 31, 2008 and 2009, the maximum bank credit facilities granted to the Company were $216,506,113 and $505,014,924, respectively, of which $156,022,153 and $280,992,349 were drawn down and $60,483,960 and $224,022,575 were available, respectively.

As of December 31, 2009, short-term borrowings of $41,478,417 and long-term borrowings of $18,306,375 were secured by property, plant and equipment with carrying amounts of $64,005,670, inventories of $37,463,012 and prepaid land use right of $7,997,455.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a)	Short-term

The Company’s short-term bank borrowings consisted of the following:

	At December 31,	At December 31,
	2008	2009
	$	$

Short-term borrowings guaranteed by Dr. Shawn Qu	5,706,246	37,012,750
Short-term Borrowing secured by account receivable	—	2,912,634
Short-term Borrowings secured by restricted cash	—	60,813,374
Short-term Borrowings secured by inventory	—	5,764,876
Short-term Borrowings secured by property, plant and equipment	—	8,787,060
Short-term Borrowings secured by land use right	—	1,464,510
Unsecured short-term borrowings	65,198,396	91,910,854
Notes	23,410,240	2,929,020
Long-term Loans due within one year
Unsecured	5,852,560	14,645,100
Secured by property, plant and equipment	10,497,371	25,461,971

Total	110,664,813	251,702,149

The average interest rate on short term borrowings was 5.64% and 3.13% per annum for the years ended December 31, 2008 and 2009, respectively. The borrowings are repayable within one year. As of December 31, 2008 and 2009, borrowings of $5,706,246 and $37,012,750, respectively, were guaranteed by Mr. Shawn Qu, Chairman, President and Chief Executive Officer of the Company.

On July 19, 2007, CSI Cells Co., Ltd. entered into a syndicate loan agreement with local Chinese commercial banks for the expansion of solar cell production capacity. The total credit facility under this agreement is $30.0 million or equivalent RMB amount with two tranches. The first tranche has a credit limit of $10.0 million, which requires repayment within one year. The second tranche has a credit limit of $20.0 million which requires repayment of $10.0 million in 2009 and $10 million in 2010. As of December 31, 2009, CSI Cells Co., Ltd. has drawn $10.0 million from the first tranche in RMB, and $10.0 million from the second tranche in RMB. Both tranches bear interest at a floating rate of six-month LIBOR+0.8% for US dollar denominated borrowings or the base interest rate published by People’s Bank of China for the same maturity for RMB denominated borrowings. Interest under the first tranche is due monthly in arrears and interest under the second tranche is due quarterly in arrears. Outstanding borrowings under this agreement were $31,312,012 and $20,804,829 at December 31, 2008 and 2009, respectively, and were secured by the land use right and buildings of CSI Cells Co., Ltd and are guaranteed by Canadian Solar Inc. The borrowing contains financial covenants which require that for any fiscal year, (i) the ratio of total liabilities to EBITDA be no higher than 3.21, (ii) the ratio of operating cash flows to liabilities be no lower than 0.25 and (iii) the ratio of liabilities to assets be no higher than 60%. CSI Cells Co., Ltd. failed to meet all of these covenants as of December 31, 2009. CSI Cells Co., Ltd. has not obtained a written waiver from the banks as the total outstanding balance as of December 31, 2009 is subject to accelerated repayment due to failure to meet the ratio of liabilities to assets covenant and is classified as a short-term borrowing.

On July 19, 2007, CSI Solar Manufacture Inc. entered into a syndicated loan agreement with local Chinese commercial banks for working capital purposes. The total credit facility under this agreement is $20.0 million and is available for three years. Each withdrawal is to be repaid within one year. The borrowing bears a floating interest rate of six-month LIBOR+0.8% for US dollar denominated borrowings or the base interest rate published by People’s Bank of China for the same maturity for RMB denominated borrowings. Interest is due monthly in arrears. The outstanding balance under this agreement was $10 million and $20 million as of December 31, 2008 and 2009 respectively, and was guaranteed by Canadian Solar Inc. The borrowing contains financial covenants which require

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that for any fiscal year, (i) the ratio of liabilities to assets be no higher than 65%, (ii) the ratio of accounts receivable balance to revenues be no higher than 45% and (iii) the current ratio be no lower than 125%. CSI Solar Manufacture Inc. met all of the above financial covenants as of December 31, 2008 and 2009.

b)	Long-term

The Company’s long-term bank borrowings consisted of the following:

	At December 31,	At December 31,
	2008	2009
	$	$

Unsecured	45,357,340	10,983,825
Long-term Borrowings secured by property, plant and equipment	—	14,645,100
Long-term Borrowings secured by land use right	—	3,661,275

Total	45,357,340	29,290,200

The average interest rate on long-term borrowings was 7.23% and 4.68% per annum for the years ended December 31, 2008 and 2009, respectively.

On February 14, 2008, CSI Cells Co., Ltd. entered into a loan agreement of $1,464,510 with the local government for the research and development of low-cost solar cells. The borrowing was unsecured, interest-free, has a maturity of three years and does not contain any financial covenants or restrictions.

On June 27, 2008, CSI Central Solar Power Co., Ltd. entered into a loan agreement with a local Chinese commercial bank for working capital. The total credit facility under this agreement is $20,503,140. Interest is due quarterly in arrears and principal is due December 31, 2010. The outstanding balance as of December 31, 2009 was $14,645,100 and guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.

On June 27, 2008, CSI Central Solar Power Co., Ltd. entered into a loan agreement with a local Chinese commercial bank for the construction of solar wafer production lines. The total credit facility under this agreement is $29,290,200 which requires repayment of $14,645,100 in 2010 and 2011, respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2009 was $29,290,200 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.

On June 25, 2009, CSI Solar Power Inc. entered into several loan agreements with a local Chinese commercial bank for the construction of solar wafer production lines. The total credit facility under those agreements is $13,180,590 which requires repayment of $4,393,530, $4,393,530, $2,929,020 and $1,464,510 in 2011, 2012, 2013 and 2014 respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2009 was $13,180,590 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future principal repayment on the long-term bank loans are as follows:

2010	$40,107,071
2011	20,503,140
2012	4,393,530
2013	2,929,020
2014 and after	1,464,510

Total	69,397,271
Less: future principal repayment related to long-term loan, current portion	(40,107,071)

Total long-term portion	$29,290,200

c)	Interest expense

	Years Ended December 31
	2007	2008	2009
	$	$	$

Interest capitalized	46,617	1,188,135	1,306,686
Interest expense	2,311,270	12,201,293	9,458,983

Total interest incurred	2,357,887	13,389,428	10,765,669

10.	SHORT-TERM NOTES PAYABLE

The Company enters into arrangements with banks wherein the banks issue notes to the Company’s vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. Although the option is available, the Company’s vendors rarely pursue settlement in advance of the note maturity date. Further, the Company is required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks’ settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company’s restricted cash balances with that same bank, the notes payable do not represent cash borrowings from the bank and, as such, the associated cash payments have been recorded by the Company as an operating activity in the consolidated statements of cash flows. As of December 31, 2008 and 2009, short-term notes payable was $629,150 and $105,217,737, respectively.

11.	ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	2007	2008	2009
	$	$	$

Beginning balance	874,673	3,878,755	10,846,719
Warranty provision	3,015,715	6,978,411	6,199,240
Warranty costs incurred	(11,633)	(10,447)	(146,437)

Ending balance	3,878,755	10,846,719	16,899,522

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	CONVERTIBLE NOTES

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

Conversion.  The initial conversion rate is 50.6073 shares per $1,000 initial principal amount, which represents an initial conversion price of approximately $19.76 per share. The 2007 Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a change in control. If the holders elect to convert the 2007 Notes upon a change of control, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per common share in the transaction (referred to as the “Fundamental Change Make-Whole Premium”). The Make-Whole Premium is intended to compensate holders for the loss of time value upon early exercise.

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

In accordance with ASC 470-20 (previously FSP APB 14-1), the Company recognized both the debt and equity components associated with the 2007 Notes. The debt component was recognized at the fair value of a similar instrument that does not have an associated equity component, which initially amounted to $62,686,088. The equity component was recognized as the difference between the proceeds and the fair value of the debt component. Offering costs incurred for the issuance of the 2007 Notes amounted to $3,351,634, which were allocated to the debt and equity components in proportion to the allocation of the proceeds and were accounted for as debt issuance costs and equity issuance costs, respectively. The initial debt issuance costs amounted to $2,801,344. The debt discount (measured as the difference between the proceeds and the initial debt component plus debt issuance costs) are being amortized through interest expense over the period from December 10, 2007, the date of issuance, to December 24, 2012, the earliest redemption date, using the effective interest rate method, which was 11.4% for the years ended December 31, 2008 and 2009, respectively. Amortization expense of $1,179,446 and $35,638 was recorded for the years ended December 31, 2008 and 2009, respectively. In addition, coupon interest of $2,280,000 and $60,000 was recorded for the years ended December 31, 2008 and 2009, respectively.

On May 27, 2008, the Company offered to increase the conversion rate, based on a specified formula, to induce the holders of the 2007 Notes to convert their notes into the Company’s common shares (the “Offer”) on or before June 24, 2008.

On June 27, 2008, the Company announced an increased conversion rate of 53.6061 in accordance with the terms of the Offer and issued 3,966,841 common shares in exchange for $74,000,000 in principal amount of the 2007 Notes. The induced conversion resulted in a charge to earnings of $10,170,118, which was equal to the fair value of all common shares and cash consideration transferred in the transaction in excess of the fair value of the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common shares issuable pursuant to the original conversion terms. In addition, the Company recognized $2,429,524 as a gain on debt extinguishment, equal to the difference between the consideration attributed to the debt component and the sum of (a) the net carrying amount of the debt component and (b) any unamortized debt issuance costs. In addition, upon conversion, $13,766,173 in unamortized debt discount and debt issuance costs were reclassified to common shares.

Details of convertible notes as of December 31, 2008 and 2009 are as follows:

	At December 31,	At December 31,
	2008	2009
	$	$

Carrying amount of the equity component	156,848	156,848

Principal amount of the debt component	1,000,000	1,000,000
Unamortized debt discount	169,638	134,000

Net carrying amount of the debt component	830,362	866,000

As of December 31, 2009, the remaining period over which the discount on the debt component will be amortized was 3 years. The conversion price and the number of shares upon conversion were approximately $19.76 per share and 50,607, respectively. The intrinsic value, as measured by the amount by which the instrument’s if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible, was $458,502.

13.	RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and staff welfare and bonus reserve. PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $258,891,055 as of December 31, 2009.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	INCOME TAXES

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2007	2008	2009
	$	$	$

Income (Loss) before Income Tax
Canada	(2,572,182)	(31,376,639)	(8,876,370)
Other	2,233,389	33,496,558	30,352,504

	(338,793)	2,119,919	21,476,134

Current Tax
Canada	569,396	9,268,794	4,790,780
Other	471,220	2,837,939	5,608,127

	1,040,616	12,106,733	10,398,907

Deferred Tax
Canada	(241,815)	571,861	(3,213,987)
Other	(962,315)	(3,024,814)	(8,486,985)

	(1,204,130)	(2,452,953)	(11,700,972)

Total Income Tax Provision (Benefit)
Canada	327,581	9,840,655	1,576,793
Other	(491,095)	(186,875)	(2,878,858)

	(163,514)	9,653,780	(1,302,065)

The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 36.12%, 33.50% and 33% for the years ended December 31, 2007, 2008 and 2009, respectively.

Canadian Solar (USA) Inc. was incorporated in Delaware, USA and is subject to both federal and California provincial corporate income taxes at a rate of 39.83% and 39.83% for the years ended 2008 and 2009, respectively.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25% on worldwide income. While the Chinese tax residency concept of place of management and control is vaguely defined in the new EIT Law, the Implementation Rules (“IRs”) of the new EIT Law look to substantial and comprehensive management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise.

Under the new EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the new EIT Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (e.g. tax rate of 15%) will continue to be given to companies in certain encouraged sectors and to entities classified as state-encouraged “High and New Technology” enterprises (“HNTE”) regardless of whether they are domestically-owned enterprises or FIEs. In 2008, CSI Solartronics (Changshu) Co., Ltd received HNTE status and was therefore, entitled to a 15% preferential tax rate for the years ended December 31, 2008, 2009 and 2010.

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

Accordingly, from January 1, 2008, the tax rates applicable on the Company’s major operating subsidiaries are summarized as follows:

Company	Tax Rate under the old FEIT law	Transitional Tax rate under the new EIT Law

CSI Solartronics (Changshu) Co., Ltd.	27% (24% state tax + 3% local tax)	15% (obtained HNTE status under the new EIT law in 2008) for 2008, 2009, and 2010

CSI Solar Manufacture Inc.	18% (15% state tax + 3% local tax)	12.5% (half reduction on 25%) for 2008 and 2009 and 25% for 2010 and onwards

CSI Cells Co., Ltd.	27% (24% state tax + 3% local tax)	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)

CSI Central Solar Power Co., Ltd.	33% (30% state tax + 3% local tax)	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)

Changshu CSI Advanced Solar Inc.	27% (24% state tax + 3% local tax)	Exempted for 2008 and 2009 and 12.5% for 2010, 2011 and 2012 (half reduction on 25%)

Under the EIT Law and IRs issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to the Company, could be exempt from Chinese dividend withholding tax. However, dividends from the Company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate. Undistributed earnings of the Company’s foreign subsidiaries of approximately $118.2 million at December 31, 2009 are considered to be indefinitely reinvested and no provision for withholding taxes has been provided thereon.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The adoption of ASC 740 “Income tax” (previously FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”) reduced retained earnings as of January 1, 2007, by $612,199, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with the Company’s policies, it accrues and classifies interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The amount of interest and penalties as of January 1, 2007 was approximately $65,467, and the additional interest and penalties for the years ended December 31, 2008 and 2009 were approximately $588,671 and $899,568, respectively. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

The following table indicates the changes to the Company’s unrecognized tax benefits for the years ended December 31, 2008 and 2009, respectively.

	At December 31,	At December 31,
	2008	2009
	$	$

Beginning balance	2,278,482	8,703,830
Gross increases — additions for tax positions and the additional interest and penalties taken for the year	6,425,348	2,001,086

Ending balance	8,703,830	10,704,916

The Company is subject to taxation in Canada and China. The Company’s tax years from 2004 through 2009 are subject to examination by the tax authorities of Canada. With few exceptions, the Company is no longer subject to federal taxes for years prior to 2005 and Ontario taxes for years prior to 2004. The Company’s tax years from 2002 through 2009 are subject to examination by the PRC tax authorities due to its permanent establishment in China.

The Company’s major operating entity in China is subject to examination by the PRC tax authorities from 2003 through 2009 on non-transfer pricing matters, and from inception through the end of 2009 on transfer pricing matters.

The principal components of deferred income tax assets are as follows:

	At December 31,	At December 31,
	2008	2009
	$	$

Deferred tax assets:
Accrued warranty costs	3,448,387	5,126,058
Bad debt provision	361,023	4,604,892
Issuance costs	3,163,556	3,414,898
Inventory write-down	2,138,259	2,989,772
Depreciation difference of property, plant and equipment	1,169,510	2,903,356
Loss on firm purchase commitment	—	1,727,852
Net operating loss carried forward	—	2,901,339
Others	806,395	2,134,867

Total deferred tax assets	11,087,130	25,803,034
Valuation allowance	—	(2,194,062)

Total deferred tax assets net off valuation allowance	11,087,130	23,608,972

Analysis as:
Current	4,121,627	12,699,194
Non-current	6,965,503	10,909,778

	11,087,130	23,608,972

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. As of December 31, 2009, a valuation allowance of $2,194,062 has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized.

The subsidiaries which the net operating loss carried forward mentioned above belongs to and the expiration years are as follows:

	At December 31,	Expiration
	2009	Year
	$

Net operating loss carried forward:
CSI Solartronics (Changshu) Co., Ltd.	270,906	2014
CSI Solar Technologies Inc.	255,953	2014
CSI Solar Power Inc.	196,674	2014
Canadian Solar Solutions Inc.	711,197	2029
Canadian Solar (USA) Inc.	1,466,609	2029

Total	2,901,339

A reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$

Combined federal and provincial income tax rate	36%	34%	33%
Taxable income (loss) not included in pre-tax income (loss)	817%	384%	0%
Expenses not deductible for tax purpose	(1,312)%	220%	31%
Tax exemption and tax relief granted to the Company	397%	(249)%	(64)%
Effect of different tax rate of subsidiary operation in other jurisdiction	154%	(176)%	(16)%
Unrecognized tax benefits	(168)%	372%	9%
Change of tax rates in the following years	75%	(161)%	(8)%
Valuation allowance	—	—	10%
Exchange gain (loss)	49%	31%	(1)%

	48%	455%	(6)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$

The aggregate dollar effect	1,345,726	5,281,258	13,702, 582

Per share effect — basic	0.05	0.17	0.37

Per share effect — diluted	0.05	0.17	0.36

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted gain (loss) per share for the periods indicated:

	Years Ended December 31,
	2007	2008	2009
	$	$	$

Net income (loss) attributable to Canadian Solar Inc. — basic and diluted	$(175,279)	$(7,533,861)	$22,645,884

Weighted average number of common shares — basic	27,283,305	31,566,503	37,137,004
Diluted share number from share options and restricted shares	—	—	590,134

Weighted average number of common shares — diluted	27,283,305	31,566,503	37,727,138

Basic earnings (loss) per share	$(0.01)	$(0.24)	$0.61

Diluted earning (loss) per share	$(0.01)	$(0.24)	$0.60

The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings (loss) per share for the periods indicated.

	Years Ended December 31,
	2007	2008	2009
	$	$	$

Convertible notes	218,374	50,607	50,607
Share options and restricted shares	250,573	740,326	597,842

	468,947	790,933	648,449

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

The amount due to related party as of December 31, 2008 and 2009 is a government award payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, director and major stockholder of the Company, which was initially paid to the Company.

Related party transactions:

The Company borrowed $30 million in June 2008 from Mr. Shawn Qu, with an interest rate of 7%. The unsecured borrowing was used for working capital purposes and was repaid in December 2008.

During the years ended December 31, 2007, 2008 and 2009, the Company paid loan interest to Mr. Shawn Qu of $nil, $737,543 and $nil, respectively.

17.	FIRM PURCHASE COMMITMENTS

In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company is required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision which requires the Company to pay the contracted

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. However, the fixed prices for the fiscal 2009 and 2010 contracted quantities were above the market price as of December 31, 2009. As a result, the Company recorded a loss and a corresponding liability related to its ongoing firm purchase commitment with Deutsche Solar AG in the amount of $13,822,818, which reflects the Company’s estimated loss to be incurred under the agreement, assuming the contracted minimum volumes for 2009 and 2010 are purchased (see Note 2(f)). The loss has been recorded within cost of revenues in the consolidated statements of operations.

18.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and USA. Such leases have remaining terms ranging from 1 to 85 months and are renewable upon negotiation. Rental expenses were $521,778, $1,202,904, $1,914,551 for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2009 were as follows:

Year Ending December 31:	$

2010	1,503,941
2011	302,451
2012	102,685
2013	49,205
2014	49,205
Thereafter	71,098

Total	2,078,585

b)	Property, plant and equipment purchase commitments

As of December 31, 2009, short-term commitments outstanding for the purchase of property, plant and equipment were $11,559,034.

c)	Supply purchase commitments

In order to secure future silicon materials, solar wafers and solar cell supply, the Company has entered into several long-term supply agreements with overseas and domestic suppliers over the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of silicon materials, solar wafers and solar cells, and the Company has made prepayments to these suppliers in accordance with the supply contracts. The prices of some supply contracts were pre-determined (Note 17) and others were subject to adjustment to reflect the prevailing market price at the transactions date.

Total purchases under these long-term agreements were approximately $50,935,405, $45,381,751 and $41,021,608 during the years ended December 31, 2007, 2008 and 2009, respectively.

In addition, the Company has entered into several short-term purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2009, future minimum purchases outstanding under the agreements approximated $73,300,603.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a schedule, by year, of future minimum obligations under all supply agreements as of December 31, 2009:

Year Ending December 31:	$

2010	429,807,287
2011	479,203,149
2012	509,222,831
2013	509,047,321
2014	508,871,810
Thereafter	772,000,449

Total	3,208,152,847

d)	Contingencies

As stated in Note 17, the Company accrued a loss on firm purchase commitment related to its agreement with Deutsche Solar AG, which reflects the estimated loss for fiscal 2010. The Company is unable to reasonably estimate future market prices beyond one year as market prices vary significantly from year to year. Future minimum obligations under the Deutsche Solar AG agreement are as follows:

Year Ending December 31:	$

2010	23,882,667
2011	23,932,051
2012	23,756,541
2013	23,581,031
2014	23,405,521
Thereafter	91,866,984

Total	210,424,795

19.	SEGMENT INFORMATION

The Company primarily operates in a single reportable business segment that includes the design, development and manufacture of solar power products.

The following table summarizes the Company’s net revenues generated from different geographic locations. The information presented below is based on the location of customer’s headquarters:

	Years Ended December 31,
	2007	2008	2009
	$	$	$

Europe:
— Germany	206,740,573	427,656,269	272,744,921
— Spain	64,628,868	188,133,256	62,109,973
— Czech	—	10,445,389	151,342,770
— Others	15,218,476	4,912,021	36,889,655

Europe Total	286,587,917	631,146,935	523,087,319

Asia:
— China	6,608,046	25,356,557	25,915,331
— Others	6,996,651	16,214,174	45,050,772

Asia Total	13,604,697	41,570,731	70,966,103

America	2,605,057	32,288,690	36,907,743

Total net revenues	302,797,671	705,006,356	630,961,165

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Substantially all of the Company’s long-lived assets are located in the PRC.

20.	MAJOR CUSTOMERS

Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31
	2007	2008	2009
	$	$	$

Company A	—	10,445,389	151,342,770
Company B	60,119,666	103,620,514	122,904,506
Company C	43,540,156	88,628,315	3,409,460
Company D	60,361,058	76,660,435	4,436,180
Company E	63,926,118	50,637,781	—

The accounts receivable from the three customers with the largest receivable balances represents 55%, 18% and 16% of the balance of the account at December 31, 2008, and 23%, 15% and 9% of the balance of the account at December 31, 2009, respectively.

21.	EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 18% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $351,822, $1,408,764 and $1,937,179 for the years ended December 31, 2007, 2008 and 2009, respectively.

In addition, the Company is required by PRC law to contribute approximately 9%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $335,891, $1,294,408 and $1,626,522 for the years ended December 31, 2007, 2008 and 2009, respectively.

22.	SHARE OPTIONS

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

Options to Employees

As of December 31, 2009, there was $6,338,726 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 2.50 years. During the years ended December 31, 2007, 2008 and 2009, $4,833,422, $6,477,909 and $5,025,225 was

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized as compensation expense, respectively. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2007, 2008 and 2009.

Effective from January 1, 2007, the Company began utilizing the Binomial option-pricing model to estimate the fair value of stock options.

The following assumptions were used to estimate the fair value of stock options granted in 2007, 2008 and 2009:

	2007	2008	2009

Risk free rate	5.31%~6.15%	5.14%~5.95%	4.67%~5.72%
Average expected exercise term	n/a	n/a	n/a
Volatility ratio	79%~81%	78%~79%	81%-84%
Dividend yield	—	—	—
Annual exit rate	6%	8%	3.56%-5.24%
Suboptimal exercise factor	3.27	3.27~3.70	5.40~6.20

A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number	Exercise	Contract	Aggregate
	of Options	Price	Terms	Intrinsic Value
		$		$

Options outstanding at January 1, 2009	1,368,873	10.33
Granted	798,900	7.18
Exercised	(129,922)	5.19
Forfeited	(73,844)	11.76

Options outstanding at December 31, 2009	1,964,007	9.34	8 years	39,995,464

Options vested or expected to vest at December 31, 2009	1,862,267	9.42	8 years	37,823,847

Options exercisable at December 31, 2009	847,440	11.37	7 years	16,125,513

The weighted average grant-date fair value of options granted in 2007, 2008 and 2009 were $6.13, $22.15 and $5.86, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $650,086, $13,594,533 and $1,743,089, respectively.

Options and Restricted shares to Non-employees

On June 30, 2006, the Company granted 116,500 restricted shares to certain consultants for services to be rendered in the two-year period from the date of grant. These shares vested on the anniversary date of June 30, 2007 and 2008 on the straight-line basis. On April 13, 2007, the Company granted 11,650 share options to its external consultants in exchange for its consulting services. The options had an exercise price of $15 and vested immediately. The Company recorded compensation expenses of $952,693, $1,521,353 and $ nil during the years ended December 31, 2007, 2008 and 2009 over the vesting period, with the final computation of fair value measured on the vesting date of these non-employee awards.

Restricted shares to Employees

The Company granted 333,190 and 116,500 restricted shares to employees in May 2006 and July 2006, respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years based on the specific terms of the grants. The difference between the exercise price of the options and the fair market value of the Company’s ordinary share at the date of grant resulted in total compensation cost of approximately $7.1 million that will be recognized ratably over the vesting period. During the years ended December 31, 2007, 2008 and 2009, $3,315,677, $1,102,740 and $411,125 were amortized as compensation expenses, respectively.

As of December 31, 2009, there was $235,411 of total unrecognized share-based compensation related to unvested restricted share awards. That cost is expected to be recognized over an estimated weighted average amortization period of 0.57 years.

A summary of the status of the Company’s unvested restricted shares granted to both employee and non-employee is presented below:

		Weighted Average
	Number of	Grant-Date
	Shares	Fair Value
		$

Unvested at January 1, 2009	58,250	14.12
Granted	—	—
Vested	29,125	14.12
Cancelled or Forfeited	—	—

Unvested at December 31, 2009	29,125	14.12

The total fair value of restricted shares vested during the year ended December 31, 2007, 2008 and 2009 was $4,138,995, $6,365,572 and $433,963, respectively.

23.	INVESTMENT INCOME

In June 2009, the Company and CVB Solar GmbH established a partnership, with the Company owning 70% of, and thereby consolidating as a subsidiary, the partnership. The Company contracted with the partnership to build a ground-mounted solar plant in Bernsdorf, Germany using the Company’s solar modules. The project was completed in November 2009 and was sold to a third-party buyer prior to December 31, 2009 for $2.3 million. The Company recognized a gain from the sale of the partnership of $1,788,036 as investment income for the year ended December 31, 2009.

24.	SUBSEQUENT EVENTS

In June 2008, the Company entered into two long-term supply purchase agreements with LDK with future minimum purchase obligations of $647.6 million as of December 31, 2009. In April 2010, the Company sent notice to LDK and announced termination of these two contracts. In July 2010, the Company appealed to Shanghai Arbitration Commission to terminate the contracts. As of December 31, 2009, the balance of advance payments to LDK was $11.7 million, $2.9 million of which were applied to purchases in 2010. The Company had made an allowance for the remaining $8.8 million as of December 31, 2009.

Appendix 1

Subsidiaries of CSI

The following table sets forth information concerning CSI’s subsidiaries:

		Attributable
	Place and date	Equity
Subsidiary	of Incorporation	Interest Held	Principal Activity

CSI Solartronics (Changshu) Co., Ltd.)	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Research and developing solar modules
CSI Solar Manufacture Inc.	PRC January 7, 2005	100%	Production of solar modules
CSI Central Solar Power Co., Ltd.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Changshu CSI Advanced Solar Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sale of solar modules
*CSI Solar Power Inc.	PRC April 28, 2008	100%	Planned expansion of existing solar module manufacturing capacity
CSI Project Consulting GmbH	Germany May 26, 2009	70%	Developing solar power project
CVB Solar GmbH	Germany May 26, 2009	70%	Developing solar power project
Canadian Solar Japan K.K.	Japan June 21, 2009	86%	Sales and marketing modules in Japan
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project
CSI Solar Power (China) Inc.	PRC July 7, 2009	100%	Planned investment holding
Canadian Solar (Deutschland) GmbH	Germany August 21, 2009	100%	Planned sales agency of solar modules

*	On January 20, 2010, CSI Solar Power Inc. was merged into Changshu CSI Advanced Solar Inc.

Additional Information — Financial Statements Schedule I
Canadian Solar Inc.

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.’s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2009 of $258,891,055 , exceeded the 25% threshold.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States except that the equity method has been used to account for investments in subsidiaries.

Financial Information of Parent Company
Balance Sheets

	December 31,	December 31,
	2008	2009
	(In U.S. dollars, except share and
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	13,289,610	49,935,750
Restricted cash	—	150,000
Accounts receivable, net of allowance for doubtful accounts of $5,062,312 and $14,446,746 at December 31, 2008 and 2009, respectively	46,682,715	138,326,367
Inventories	3,257,231	32,563,622
Advances to suppliers	1,005,903	—
Amounts due from related parties	83,496,732	92,599,693
Deferred tax assets	1,387,922	4,194,303
Prepaid expenses and other current assets	624,118	6,254,889

Total current assets	149,744,231	324,024,624
Advances to suppliers	12,528,000	20,768,495
Investment in subsidiaries	229,598,581	336,827,824
Deferred tax assets	5,479,787	7,570,263
Other non-current assets	3,021,418	3,019,466

TOTAL ASSETS	400,372,017	692,210,672

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	124,742	6,150,845
Amounts due to related parties	44,986,636	184,066,898
Other current liabilities	3,981,007	9,595,268

Total current liabilities	49,092,385	199,813,011
Accrued warranty costs	9,491,459	15,110,121
Convertible notes	830,362	866,000
Liability for uncertain tax positions	8,703,830	10,704,916

TOTAL LIABILITIES	68,118,036	226,494,048

Equity:
Common shares — no par value: unlimited authorized shares, 35,744,563 and 42,774,485 shares issued and outstanding at December 31, 2008 and 2009, respectively	395,153,795	500,322,431
Additional paid-in capital	(66,705,304)	(61,268,954)
Retained earnings (accumulated deficit)	(11,104,036)	11,541,848
Accumulated other comprehensive income	14,909,526	15,121,299

Total equity	332,253,981	465,716,624

TOTAL LIABILITIES AND EQUITY	400,372,017	692,210,672

Financial Information of Parent Company
Statements of Operations

	Years Ended December 31
	2007	2008	2009
	(In U.S. dollars, except share and per share data)

Net revenues	323,884,241	624,574,503	602,999,324
Cost of revenues	313,554,507	624,628,119	591,746,362

Gross profit (loss)	10,329,734	(53,616)	11,252,962

Operating expenses:
Selling expenses	3,382,165	4,455,132	8,510,250
General and administrative expenses	12,504,867	19,553,100	17,258,546
Research and development expenses	405,784	622,383	664,102

Total operating expenses	16,292,816	24,630,615	26,432,898

Loss from operations	(5,963,082)	(24,684,231)	(15,179,936)
Other income (expenses):
Interest expense	(353,318)	(4,400,736)	(140,314)
Interest income	316,175	3,557,683	2,153,462
Gain on debt extinguishment	—	2,429,524	—
Debt conversion inducement expense	—	(10,170,118)	—
Foreign exchange gain	2,582,256	1,888,000	4,281,909
Other — net	(140,972)	—	—

Loss before income taxes	(3,558,941)	(31,379,878)	(8,884,879)
Income tax expense	(166,605)	(9,840,655)	(1,576,793)
Equity in earnings of subsidiaries	3,550,267	33,686,672	33,107,556

Net Income (loss)	(175,279)	(7,533,861)	22,645,884

Financial Information of Parent Company
Statements of Cash Flows

	Years Ended December 31,
	2007	2008	2009
	(In U.S. dollars)

Operating activities:
Net Income (loss)	(175,279)	(7,533,861)	22,645,884
Depreciation and amortization	—	757	5,450
Allowance for doubtful debts	188,894	4,880,241	8,208,800
Amortization of discount on debt	—	1,179,446	35,638
Equity in earnings of subsidiaries	(3,550,266)	(33,686,672)	(33,107,556)
Share-based compensation	9,101,792	9,102,002	5,436,350
Gain on debt extinguishment	—	(2,429,524)	—
Debt conversion inducement expense	—	10,170,118	—
Changes in operating assets and liabilities:
Inventories	1,519,318	(2,361,759)	(29,306,391)
Accounts receivable	(53,876,699)	8,430,376	(105,141,401)
Amounts due from related parties	(16,306,266)	(40,246,289)	(9,102,961)
Advances to suppliers	(1,742,545)	(6,074,708)	(7,248,785)
Other current assets	214,999	224,152	(327,630)
Accounts payable	2,026,184	(2,411,261)	6,026,101
Advances from customers	1,198,017	(1,483,914)	1,713,862
Amounts due to related parties	16,392,265	22,314,717	139,080,262
Accrued warranty costs	2,817,725	6,069,954	5,618,662
Other current liabilities	597,410	(100,189)	3,900,397
Liability for uncertain tax positions	1,666,283	6,425,348	2,001,087
Deferred taxes	(937,791)	2,068,575	(3,213,988)

Net cash provided by (used in) operating activities	(40,865,959)	(25,462,491)	7,223,781

Financial Information of Parent Company
Statements of Operations

	Years Ended December 31,
	2007	2008	2009
	$	$	$
	(In U.S. dollars)

Investing activities:
Increase in restricted cash	—	—	(150,000)
Investment in subsidiaries	(20,460,000)	(93,600,000)	(74,120,415)
Purchase of equity investment	—	(3,000,000)	—
Purchases of property, plant and equipment	—	(22,174)	(3,497)

Net cash used in investing activities	(20,460,000)	(96,622,174)	(74,273,912)

Financing activities:
Proceeds from short-term borrowings	—	30,000,000	—
Repayment of short-term borrowings	—	(30,000,000)	—
Proceeds from issuance of convertible notes	75,000,000	—	—
Issuance costs paid on convertible notes	(2,970,138)	(381,900)	—
Proceeds from issuance of common shares	—	112,752,500	103,349,924
Issuance costs paid for common shares offering	—	(2,092,636)	(538,581)
Proceeds from exercise of stock options	151,823	1,937,330	674,424

Net cash provided by financing activities	72,181,685	112,215,294	103,485,767

Effect of exchange rate changes	(4,789,309)	747,321	210,504

Net increase in cash and cash equivalents	6,066,417	(9,122,050)	36,646,140
Cash and cash equivalents at the beginning of the year	16,345,243	22,411,660	13,289,610

Cash and cash equivalents at the end of the year	22,411,660	13,289,610	49,935,750

Supplemental disclosure of cash flow information:
Interest paid	(58,814)	(2,601,581)	(104,676)

Income taxes paid	(98,681)	—	(1,680,672)

Supplemental schedule of non-cash activities:
Issuance cost included in other payable	(381,496)	—	—

Conversion of convertible notes to stockholders’ equity	—	72,106,800	—