Form 20-F/A
period 2010-12-31
Canadian Solar Inc.
filed 2011-10-26
CIK 1375877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Michael G. Potter, Chief Financial Officer

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2010, originally filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2011 (the “Original Report”), is being filed solely for purpose of amending Exhibit 4.9, in response to comments received from the Staff of the SEC following a review of our confidential treatment request. Exhibit 4.9 to this Amendment No. 1 supersedes and replaces the corresponding exhibit to the Original Report.

This Amendment No. 1 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page, Exhibit 4.9 and currently-dated certifications by our principal executive officer and our principal financial officer.

This Amendment No. 1 to Form 20-F speaks as of the initial filing date of the Form 20-F, except for the certifications referenced above. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2010 continues to speak as of May 17, 2011.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended Articles of Continuance (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)

2.2	Indenture, dated as of December 10, 2007, between Canadian Solar Inc. and The Bank of New York, as trustee, including the form of 6.0% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-3 (File No. 333-149497), as amended, initially filed with the SEC on March 3, 2008)

4.1	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)

4.2†	English translation of Supplementary Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., CSI Cells Co., Ltd., Changshu CSI Advanced Solar Inc. and CSI Central Solar Power Co., Ltd., dated May 22, 2009, supplementing the original Polysilicon Supply Contract dated August 20, 2008 and the original Solar Wafer Supply Contract dated August 20, 2008 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)

4.3†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd., dated June 27, 2008 (incorporated by reference to Exhibit 4.8 of Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), filed with the SEC on October 14, 2009)

4.4†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Solar Power Inc. and Jiangxi LDK Solar Hi-Tech Co., Ltd., dated June 27, 2008 (incorporated by reference to Exhibit 4.9 of Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), filed with the SEC on October 14, 2009)

4.5*	Amended and Restated Share Incentive Plan of the Registrant, dated September 20, 2010

4.6	Employment Agreement between Canadian Solar Inc. and the Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)

4.7*	Form of Employment Agreement between Canadian Solar Inc. and its executive officers

4.8*	English translation of 3rd Supplementary Agreement to the Multi-crystalline Solar Wafer Supply Contract, dated November 24, 2010, among CSI Cells Co., Ltd., Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., GCL (Nanjing) Solar Energy Technology Company Limited, Jiangsu GCL Silicon Material Technology Development Co., Ltd., Changzhou GCL Photovoltaic Technology Co., Ltd. and Suzhou GCL Photovoltaic Technology Co., Ltd.

4.9**†	English translation of 4th Supplementary Agreement to the Multi-crystalline Solar Wafer Supply Contract, dated December 31, 2010, between CSI Cells Co., Ltd. and Suzhou GCL Photovoltaic Technology Co., Ltd.

8.1*	List of Subsidiaries

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Deloitte Touché Tohmatsu CPA Ltd.

*	Previously filed with the Original Report

**	Filed herewith

†	Confidential treatment has been requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to this annual report on its behalf.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Date: October 26, 2011