Form 20-F
period 2011-12-31
Canadian Solar Inc.
filed 2012-04-27
CIK 1375877

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number: 001-33107

CANADIAN SOLAR INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Canada

(Jurisdiction of incorporation or organization)

545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6

(Address of principal executive offices)

Michael G. Potter, Chief Financial Officer
545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6
Tel: (1-519) 837-1881
Fax: (1-519) 837-2250

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

None

(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            43,155,767 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2011.

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☐

            If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

            (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

            Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

INTRODUCTION

        Unless otherwise indicated, references in this annual report on Form 20-F to:

  •
  "CSI," "we," "us," "our company" and "our" are to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries;

  •
  "$," "US$" and "U.S. dollars" are to the legal currency of the United States;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "C$," "CAD" and "Canadian dollars" are to the legal currency of Canada;

  •
  "€" and "Euro" are to the legal currency of the European Economic and Monetary Union;

  •
  "MW" and "GW" are to megawatts and gigawatts, respectively;

  •
  "AC" and "DC" are to alternating current and direct current, respectively;

  •
  "PV" is to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity; and

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau.

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

        All translations from Renminbi to U.S. dollars were made using the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars was made by the noon buying rate in effect on December 31, 2011, which was RMB 6.2939 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

FORWARD-LOOKING INFORMATION

        This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by terminology such as "may," "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "is/are likely to" or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

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

        Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. See "Item 3. Key Information—D. Risk Factors" for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report may include additional factors that could adversely influence our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. We cannot predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

  Selected Consolidated Financial and Operating Data

        The following selected statement of operations data for the years ended December 31, 2009, 2010 and 2011 and balance sheet data as of December 31, 2010 and 2011 have been derived from our consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial and operating data in conjunction with those financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F.

        Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 were derived from our consolidated financial statements that are not included in this annual report.

        All of our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands of US$, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	302,798	705,006	630,961	1,495,509	1,898,922
Income (loss) from Operations	(1,957)	24,065	6,512	120,299	6,833
Net income (loss)	(175)	(7,534)	22,778	50,828	(90,903)
Net income (loss) attributable to Canadian Solar Inc.	(175)	(7,534)	22,646	50,569	(90,804)
Earnings (loss) per share, basic	(0.01)	(0.24)	0.61	1.18	(2.11)
Shares used in computation, basic	27,283,305	31,566,503	37,137,004	42,839,356	43,076,489
Earnings (loss) per share, diluted	(0.01)	(0.24)	0.60	1.16	(2.11)
Shares used in computation, diluted	27,283,305	31,566,503	37,727,138	43,678,208	43,076,489
Other financial data:
Gross margin	7.9%	10.1%	12.4%	15.3%	9.6%
Operating margin	(0.6)%	3.4%	1.0%	8.0%	0.4%
Net margin	(0.1)%	(1.1)%	3.6%	3.4%	(4.8)%
Selected operating data:
Products sold (in MW)
—Standard solar modules	83.4	166.5	296.6	779.1	1,265.6
—Total solution(1)	—	—	0.6	24.4	56.9
Total	83.4	166.5	297.2	803.5	1,322.5
Average selling price (in $ per watt)
—Standard solar modules	3.75	4.23	2.13	1.80	1.34
—Total solution	—	—	3.36	3.21	3.49
Balance Sheet Data:
Total assets	277,622	570,654	1,038,703	1,423,367	1,879,809
Net assets	134,501	332,254	466,001	534,984	466,978
Long-term borrowings	17,866	45,357	29,290	69,458	88,249
Convertible notes	59,885	830	866	906	950
Common shares	97,454	395,154	500,322	501,146	502,403
Number of shares outstanding(2)	27,320,389	35,686,313	42,745,360 (2)	42,893,044	43,155,767

(1)
Total solution business includes solar power project development and sales, engineering, procurement and construction, or EPC, service, and sales of solar systems kits.

(2)
Excluding 29,125 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2009.

  Exchange Rate Information

        Our consolidated financial statements have been prepared in accordance with U.S. GAAP. We conduct our business in an industry that generally uses the U.S. dollar as its currency of reference. Since a substantial amount of our transactions are denominated in U.S. dollars, our management believes that the U.S. dollar is the most appropriate currency to use as our functional currency and as our reporting currency for our consolidated financial statements.

        All of our subsidiaries in China use the Renminbi as their functional currency and some of our overseas subsidiaries use the Euro, the Canadian dollar, or the Japanese Yen as their functional currency. We record transactions denominated in other currencies at the rates of exchange prevailing when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into U.S. dollars at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. Accordingly, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade. On April 20, 2012, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB 6.3080 to $1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per $1.00)
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (Through April 20)	6.3080	6.3052	6.3150	6.2975

(1)
For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Risks Related to Our Company and Our Industry

We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.

        We are influenced by conditions in the solar power market and industry. During 2008 and parts of 2009, the global solar power product industry experienced abrupt declines in demand due to limited availability of funding for downstream buyers of solar power products related to the global economic crisis. The declines in demand combined with an increase in manufacturing capacity resulted in a decline in the prices of solar power products. The decline in prices of solar power products continued during the remainder of 2009, primarily due to decreased prices of polysilicon and reclaimable silicon raw materials. As the effect of the global economic crisis subsided in 2010, the demand for solar power products increased and many manufacturers increased their production capacity accordingly. In 2011, a decrease in payments to solar power producers in the form of feed-in tariffs and other reimbursements, a reduction in available financing, and the excess supply of solar PV modules worldwide put severe downward pressure on solar PV module prices in European as well as other markets. As a result, many solar power producers that purchase solar power products, including solar PV modules from manufacturers like us, were adversely affected and their financial condition has weakened. Although our shipments increased year-over year in 2011, average selling prices for our solar PV modules declined significantly. If the supply of solar PV modules grows faster than demand, and if governments continue to reduce financial support for the solar industry, demand for our products as well as our average selling price to be materially and adversely affected.

        The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. For example, a reduction in oil and coal prices may reduce the demand for alternative energy. The 2009 global economic crisis significantly affected the ability of financial institutions to offer credit in the global market place. The financial risks associated with, and the reluctance of financial institutions to provide funding to, infrastructure projects led to bottlenecks in the growth of PV installations during 2009. The steady recovery of global economic conditions, significant declines in module costs and selling prices and robust government subsidy incentives supporting PV development led to a modest recovery of PV installations in 2010. During 2011, a decrease in solar power prices and a reduction in available financing caused a decrease in the demand for PV projects. Solar power prices decreased as governments, forced by the global debt crisis to implement austerity measures, reduced subsidies, such as feed-in tariffs. Further, many downstream purchasers of solar power products were unable to secure sufficient financing for their PV projects. As a result, many purchasers of solar power products were unable or unwilling to expand their operations. In light of the uncertainty in the global credit and lending environment, we cannot make assurances that financial institutions will continue to offer funding to PV project developers at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund PV systems and potentially reduce the demand for PV modules and/or reduce the average selling prices for PV modules. Our business, results of operations, financial conditions and prospect may be materially and adversely affected.

If the supply of solar wafers and cells increases in line with increases in the supply of polysilicon, then the corresponding oversupply of solar cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

        Silicon production capacity has expanded rapidly since 2008. As a result, the solar industry experienced an oversupply of high-purity silicon in 2009, which contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain in 2009. According to Solarbuzz, an independent solar energy research and consulting firm, spot prices for polysilicon fell dramatically from a peak of over $120 per kilogram in the first quarter of 2009 to a low of approximately $55 per kilogram at the end of 2009. Similarly, solar module prices fell from a high of approximately $2.74 per watt in the first quarter of 2009 to a low of approximately $1.85 per watt at the end of 2009. Strong demand in 2010 stabilized and strengthened prices across the value chain, particularly in the second half of 2010, with module pricing increasing from approximately $1.65 to approximately $1.90 per watt, cell pricing increasing from approximately $1.25 to approximately $1.40 per watt and wafer pricing increasing from approximately $0.80 to approximately $1.00 per watt. Polysilicon prices increased in 2010 from approximately $50 to $55 per kilogram to approximately $80 to $90 per kilogram. However in 2011, the solar industry again experienced oversupply, and by the end of the year, module pricing was approximately $1.00 per watt, cell pricing was approximately $0.55 per watt and wafer pricing was approximately $0.41 per watt. The overall softening of silicon materials pricing is expected to continue in 2012. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at prices that decline in line with market prices and the prices that we charge for our solar modules, our revenues and margins could be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar products, hamper our expansion and materially affect our results of operations.

        The general economy and limited availability of credit and liquidity could materially and adversely affect our business and results of operations. General economic conditions, liquidity, availability and cost of capital could materially and adversely affect our business and results of operations. Most solar power projects, including our own, require financing for development and construction with a mixture of equity and third party funding. The cost of capital affects both the demand and price of solar power systems. A high cost of capital may materially reduce the internal rate of return for solar power projects and therefore put downward pressure on the prices of both solar systems and solar modules, which typically comprise approximately 40% to 50% of solar power project costs.

        Furthermore, solar power projects compete for capital with other forms of investment such as bonds. Some classes of investors compare the returns of solar power projects with bond yields and expect a similar or improved internal rate of return, adjusted for risk and liquidity. Higher interest rates could render existing funding more expensive and present an obstacle for potential funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar power projects, which would also result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for products they have agreed to purchase. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion and materially and adversely affect our results of operations. Concerns about government deficits and debt in the European Union, our major market, have increased bond spreads in certain solar markets, such as Greece, Spain, Italy and Portugal. The cash flow of a solar power project is often derived from government-funded or government-backed feed-in tariffs. Consequently, the availability and cost of funding solar power projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located. Therefore, credit agency downgrades of nations in the European Union could decrease the credit available for solar power projects, increase the expected rate of return compared to bond yields, and increase the cost of debt for solar power projects in countries with a higher perceived sovereign credit risk.

If governments revise, reduce or eliminate subsidies and economic incentives for solar power, the demand for our products could decline, which could materially and adversely affect our revenues, profits, margins and results of operations.

        The market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a feed-in tariff, depends largely on the availability and size of government mandates and economic incentives. At present, the cost of solar power exceeds retail electricity rates in many locations. These incentives vary by geographic market. Government bodies in many countries, most notably Germany, Italy, the Czech Republic, the United States, Japan, Canada, South Korea, Greece, France, Australia and Spain, have provided incentives in the form of feed-in tariffs, rebates, tax credits, renewable portfolio standards and other incentives. These governments have implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of these government mandates and economic incentives, such as the German Renewable Energy Law, are scheduled to be reduced and could be altered or eliminated altogether through new legislation. For example, in January, July and October of 2010, Germany introduced reductions in solar feed-in tariffs reductions of approximately 24-26% for rooftop systems and 20-25% for ground-based systems. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. Austerity measures and the rapid growth of the solar industry have forced other European countries, such as Spain, Italy and Greece, to reduce feed-in tariff subsidies for solar power producers, and it is likely that such reductions will continue, possibly until subsidies are phased out completely for solar energy.

        While solar power projects may continue to offer attractive internal rates of return, it is unlikely internal rates of return will be as high as they were in 2009 and 2010. If internal rates of return fall below an acceptable rate for project investors, this will cause a decrease in demand and considerable downward pressure on solar system and therefore solar module prices. The reduction, modification or elimination of government mandates and economic incentives in one or more of our markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

We have, from time to time, entered into long-term supply agreements with polysilicon and wafer suppliers. Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we chose to prematurely terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation. Any of these consequences could materially and adversely affect our operations.

        In 2007 and 2008, due to shortages of polysilicon and silicon wafers, we entered into a number of long-term supply agreements with several silicon and wafer suppliers in an effort to secure raw materials to meet production demand. These suppliers included GCL-Poly Energy Holdings Limited, or GCL, Neo Solar Power Corp., or Neo Solar, Deutsche Solar AG, or Deutsche Solar, Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, and a UMG-Si supplier.

        In response to the decline in the price of polysilicon, we have been discussing adjustments in the unit price and volume terms under our supply agreements with these suppliers. In 2009, we agreed to amend our agreements with certain of them, such as GCL, Neo Solar, LDK and the UMG-Si supplier, to adjust the purchase price that we are required to pay to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we are required to purchase. In December 2010, we entered into a further amendment agreement with GCL to further adjust the delivery volumes and pricing for the period from 2011 through 2015.

        We purchased the contracted volume for year 2009 under our 12-year supply agreement with Deutsche Solar, but we did not purchase the contracted volumes for year 2010 and year 2011. The agreement contains a provision stating that, if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. We believe that it is more likely than not that the take-or-pay provisions of the agreement are void under German law. In December 2011, Deutsche Solar gave notice to us to terminate the 12-year wafer supply agreement with immediate effect. Deutsche Solar justified the termination with alleged breach of the agreement by us. In the notice, Deutsche Solar reserved its right to claim damage of Euro148.6 million (approximately $192.6 million) in court. The 12-year supply agreement with Deutsche Solar was terminated in 2011. As a result, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. In addition, we made a full bad debt allowance of $17.4 million against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. The accrued amount of $27.9 million represents our best estimate for our loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro148.6 million (approximately $192.6 million) on the notice. It is reasonably possible that Deutsche Solar may claim additional damage losses in excess of the accrued amount; however, we are unable to reliably estimate the range of any additional exposure.

        Under our supply agreements with certain of our multi-year silicon wafer suppliers, and consistent with historical industry practice, we have made advance payments prior to scheduled delivery dates. The advance payments were made without collateral and are to be credited against the purchase prices payable by us. As of December 31, 2011, the balance of advance payments that we have made to GCL, Deutsche Solar, LDK and the UMG-Si supplier totaled $46.5 million.

        In April, 2010, we gave LDK termination notice regarding our two ten-year supply agreements with them. We also initiated arbitration proceedings against LDK seeking a refund of certain advance payments that we made to them. The arbitration process has not yet been resolved. The final judgment will be made in the second half of 2012 as scheduled by the arbitration commission. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." We have recorded a full bad debt allowance against the advance payments that we made to LDK in the amounts of RMB60 million (approximately $8.8 million based on the exchange rate in effect on December 31, 2009) in 2009. Further, due to the default of the UMG-Si supplier in delivering its contracted volumes for 2010 and concerns regarding its financial position, we are not likely to purchase any significant quantity of UMG-Si from this supplier in the future and have taken a full bad debt allowance against the advance payments of RMB64 million (approximately $9.7 million based on the exchange rate in effect on December 31, 2010) to the UMG-Si supplier in 2010. In 2011, we made a full bad debt allowance of €13.4 million (approximately $17.4 million) against the balance of the advance payments that we made to Deutsche Solar as a result of the termination of the long-term supply contract.

        If our suppliers bring litigations against us for early termination of these contracts, such events could be costly, may divert management's attention and other resources away from our business, and could have material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

        In the future, we may enter into new medium-term and long-term supply agreements. If, during the term of these agreements, the price of materials decreases significantly and we are unable to renegotiate favorable terms with our suppliers, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline. In addition, if demand for our PV products decreases, yet our supply agreements require us to purchase more polysilicon than required to meet customer demand, we may incur costs associated with carrying excess inventory. To the extent that we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Existing regulations, policies, and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products and services.

        The market for electricity generation products is heavily influenced by federal, state and local government regulations and policies concerning the electric utility industry in the United States and abroad, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could result in a significant reduction in the potential demand for our solar power products. We expect that our solar power products and installation will continue to be subject to federal, state, local and foreign regulations relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and customers, which could cause a significant reduction in demand for our solar power products.

Our significant international operations expose us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the countries where we operate.

        We intend to continue to extend our global reach and capture market share through the establishment of manufacturing sites and logistic centers in key global markets. Throughout the process of establishing operating facilities in these markets, we could be exposed to risks, including political, regulatory, labor and tax risks. Furthermore, we may need to make substantial investments in these overseas operations, both initially and on an ongoing basis, in order to attain longer-term sustainable returns. These investments could influence our financial performance before sustainable profitability is recognized.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

        We have a large number of competitors, including international competitors such as SunPower Corporation, or SunPower, First Solar, Inc., or First Solar, Sharp Solar Corporation, or Sharp Solar, and China-based competitors such as Suntech Power Holdings Co. Ltd., or Suntech, Yingli Green Energy Holding Company Limited, or Yingli, and Trina Solar Limited, or Trina. We expect to face increasing competition in the future. Further, some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs. Some of our competitors are developing or currently producing products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and are less susceptible to increases in silicon costs. Some of our current and potential competitors have longer operating histories, greater name and brand recognition, and access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

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

        If solar power technology is not suitable for widespread adoption or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

We face risks associated with the marketing, distribution and sale of our solar power products internationally and, if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

        Most of our products are sold to customers outside China. In 2011, sales to customers outside China comprised 93.2% of our total net revenues. The international marketing, distribution and sale of our products expose us to a number of risks, including:

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

        If we are unable to effectively manage these risks, our ability to expand our business abroad could suffer. Furthermore, some of these risks, such as currency fluctuations, could influence our financial performance.

Imposition of anti-dumping and countervailing orders in one or more markets will result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects.

        The U.S. unit of SolarWorld AG and six other U.S. firms have accused Chinese producers of crystalline silicon photovoltaic, or CSPV, cells and modules of selling their products into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms have asked the U.S. government to impose anti-dumping and countervailing duties on CSPV imports from China. The U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, have been investigating the validity of these claims. We were identified as one of a number of Chinese exporters of CSPV modules to the U.S. market. We also have affiliate U.S. import operations that import CSPV modules from China.

        On December 2, 2011, the USITC issued its preliminary determination that there is "a reasonable indication" that the complaining industry has been materially injured by reason of imports of CSPV cells and modules from China. The USDOC is conducting an investigation into whether such imports have been dumped or are receiving countervailable subsidies. A USDOC preliminary countervailing duty determination was issued on March 19, 2012 and a subsidy rate for Canadian Solar was preliminarily determined at 3.61% on CSPV cells imported from China on or after December 27, 2011. The USDOC has instructed the United States Customs and Border Protection Agency to require a cash deposit or the posting of a bond equal to the estimated preliminary subsidy rates reflected in the USDOC's preliminary subsidies determination. The USDOC also preliminarily determined that the imposition of orders, if any, would apply to imports of solar cells manufactured in China, even where incorporated into modules in and exported to the United States from a third country, but would not apply to modules made in China from solar cells manufactured in a third country. A USDOC preliminary antidumping determination is currently due May 16, 2012. A final decision on the possible imposition of orders, which as a general matter holds the possibility of establishing rates substantially different from preliminary rates, is not expected until late summer, at the earliest.

        In addition, media reports indicate that domestic CSPV producers in the European Union and India are considering filing antidumping and countervailing duty petitions in those jurisdictions.

        Imposition of anti-dumping and countervailing orders in one or more markets will result in additional costs to our customers, which could materially and adversely affect our business, results of operations, financial conditions and future prospects.

The increase in the global supply of solar cells and modules, and increasing industry competition, may cause substantial downward pressure on the prices of such products and declines in our sales or market share, which could adversely and materially affect our results of operations and financial condition.

        Global solar cell and module production capacity increased materially in 2009, 2010 and 2011, and is expected to continue to increase in the future. Many competitors or potential competitors, particularly in China, continue to expand their production, creating a potential oversupply of solar modules and cells in key markets. Increases in solar module production and industry competition will result in substantial downward pressure on the price of solar cells and modules, including Canadian Solar's products. Our average selling price has decreased from $1.80 per watt in 2010 to $1.34 per watt in 2011, in large part because the increase in supply of solar cells and modules was greater than the increase in demand. Increasing competition could also result in us losing sales or market share. Such price reductions and decreases in sales or market share could continue to have a negative impact on our business, results of operations and financial condition.

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

  •
  foreign currency fluctuations, particularly in the U.S. dollar, Euro, RMB and CAD;

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

        We base our planned operating expenses in part on our expectations of future revenues, and a significant portion of our expenses will be fixed in the short-term. If our revenues for a particular quarter are lower than we expect, we may not be able to proportionately reduce our operating expenses, which would harm our operating results for that quarter. This may cause us to miss analysts' estimates or any guidance announced by us. If we fail to meet or exceed analysts' estimates, investor expectations or our own future guidance, even by a small amount, our share price could decline, perhaps substantially.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

        The majority of our sales are denominated in Euros and U.S. dollars, with the remainder in other currencies such as the Renminbi, Canadian dollar, Japanese yen and British pound. Our Renminbi costs and expenses are primarily related to domestic sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in U.S. dollars or Renminbi. The greater part of our cash and cash equivalents are denominated in Renminbi. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro, Renminbi and Canadian dollar, may affect our net profit margins and may result in fluctuations in foreign exchange and operating gains or losses. We recorded a foreign exchange gain of $7.7 million in 2009 but incurred a foreign exchange loss of $36.3 million and $40.0 million in 2010 and 2011, respectively.

        The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. In late 2005, China amended its policy of tracking the value of the RMB to the U.S. dollar. The new policy permitted the RMB to fluctuate against a basket of foreign currencies, which has caused the RMB to appreciate by approximately 23.1% against the U.S. dollar. However, since 2008, the RMB has fluctuated against other freely traded currencies. In June 2010, the PRC announced that it would allow greater flexibility for the Renminbi to appreciate against the U.S. dollar, which resulted in further appreciation of Renminbi. We cannot provide any assurances that the policy will not affect the exchange rate between the Renminbi and the U.S. dollar in the future. Since 2008, we hedge part of our foreign currency exposures, mainly in the Euro, against the U.S. dollar using foreign currency forward or option contracts in order to limit our foreign exchange losses. We continued to hedge part of our Euro exposure against the U.S. dollar in 2009, 2010 and 2011 with similar instruments.

        The collateral requirements to enter into hedging contracts and the expenses associated with purchasing currency options have increased. There are also notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. In the second half of 2009, these notional limits were inadequate to cover our expected cash flows for the first and second quarters of 2010. These notional limits were increased in 2010. This allowed us to hedge more of our expected cash flows and balances denominated in foreign currencies, mainly in the Euro. In 2011, our notional limits were sufficient to enable us to hedge part of our expected cash flows and balances denominated in foreign currencies, mainly in the Euro. However, the effectiveness of our hedging program may be limited with respect to cost effectiveness, cash management, exchange rate visibility and downside protection. We recorded a gain on change in foreign currency derivatives of $9.9 million and $1.7 million in 2009 and 2010, respectively, while we incurred a loss on change in foreign currency derivatives of $5.8 million in 2011. The gains or losses on change in foreign currency derivatives are related to our hedging program.

        Volatility in foreign exchange rates will hamper, to some extent, our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs resulting from exchange rate fluctuations to our customers, our profits may materially decrease. As a result, fluctuations in currency exchange rates could have a material and adverse effect on our financial condition and results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

        Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. Demand from other countries, such as Canada, the U.S., China and South Korea, may also be subject to significant seasonality. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

Due to the general economic environment and other factors, we may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments.

        We anticipate that our operating and capital expenditures will increase substantially in the foreseeable future. To develop new products, support future growth, achieve operating efficiencies and maintain product quality, we must make significant capital investments in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. We also anticipate that our operating costs will increase as we expand our manufacturing operations, hire additional personnel, make advance payments or pay more for our raw materials, including polysilicon, increase our sales and marketing efforts, invest in joint ventures and acquisitions, and continue our research and development efforts with respect to our products and manufacturing technologies. Certain of our suppliers require performance bonds issued by a bonding agency or letters of credit issued by financial institutions. Obtaining letters of credit requires adequate collateral. Our letter of credit facility is collateralized by restricted cash, which reduces the amount of cash available for operations.

        We incurred significant capital expenditures in 2011 related to improvements of our solar cell manufacturing capacity, technology and other projects. Going forward, we expect that we have to make additional significant capital expenditures to enhance our solar cell and module manufacturing capacity. Our capital expenditures and use of working capital may be greater than we expect if we invest in additional development and construction of solar power plants or decide to accelerate the increase of our manufacturing capacity, both internally and through investments in selected joint ventures. The financing that we require for the construction of solar power plants may not be available on terms acceptable to us. In addition, we could make additional investments in joint ventures or guarantee certain financial obligations of our joint ventures, which could reduce our cash flows, increase our indebtedness and expose us to the credit risk of our joint ventures. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to market additional equity or debt securities and/or obtain other debt financing. The economic environment and conditions in financial markets may limit our ability to raise equity or debt capital on acceptable terms. Lenders may be unwilling to lend funds that would be required to supplement cash flows to support daily operations. Further, increased debt would result in increased expenses and may give rise to restrictive covenants or collateral requirements. Financing arrangements, including project financing for our solar power plants, may not be available to us, or may not be available in amounts or on terms acceptable to us. We may also seek to sell assets, reduce or delay capital investments, or refinance or restructure our debt. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar power plant projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar power plants, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts, provide collateral for our projects or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

We may be unable to obtain adequate capital due to market conditions beyond our control, which may adversely influence our ability to grow our business.

        Our operations are capital intensive. We rely on working capital financing from PRC commercial banks for our daily operations. Although we are currently able to obtain new commercial loans from these PRC commercial banks, we cannot guarantee that we can continue to obtain such loans on commercially reasonable terms or at all. Despite our ability as a publicly traded company to raise capital via public equity and debt issuances, weakness in global capital and debt markets may adversely affect our results of operations if we are unable to access the capital necessary to achieve our performance targets and expansion goals. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

  •
  our future financial condition, results of operations and cash flows;

  •
  general market conditions for financing activities by manufacturers of photovoltaic and related products; and

  •
  economic, political and other conditions in the PRC and elsewhere.

        If we are unable to obtain funding in a timely manner and on commercially acceptable terms, our growth prospects and future profitability may be adversely affected.

        The construction by us of large utility-scale solar power projects may require us to obtain project financing. There can be no assurance that we will be able to obtain such project financing on terms acceptable to us or at all. If we are unable to obtain such project financing, or if it is only available on terms which are not acceptable to us, we may be unable to fully execute our systems business plan. In addition, we generally expect to sell our projects by raising project equity capital from tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be prevented or delayed and our business, financial condition, or results of operations may be adversely affected.

Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks due to changes in PRC macroeconomic policies, which may materially and adversely affect our operations.

        We require significant cash flow and funding to support our operations. For example, there is a significant time lag between the time that we make payments to our suppliers and the time that we collect payments from our customers. As a result, we rely on short-term borrowings to provide working capital for our daily operations. Since the majority of our short-term borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. In 2011, we successfully extended our short-term borrowings and, as of December 31, 2011, we had outstanding short-term borrowings of $743.7 million with Chinese banks. Between January 1, 2012 and March 31, 2012, we obtained new bank borrowings of approximately $94 million and renewed existing bank facilities of approximately $613 million, the due dates of which were extended beyond December 31, 2012. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, we may not be able to extend our short-term borrowings or make additional borrowings in the future. As a result, we may not be able to fund our operations to the same extent as in previous years, which may have a material and adverse effect on our operations.

Our project development and construction activities may not be successful; projects under development may not receive required permits, property rights, power purchase agreements, interconnection and transmission arrangements; or financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

        The development and construction of solar power plants involve known and unknown risks. We may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a project is feasible. Success in developing a particular project is contingent upon, among other things:

  •
  securing land rights and related permits, including satisfactory environmental assessments;

  •
  receipt of required land use and construction permits and approvals;

  •
  receipt of rights to interconnect the project to the electric grid;

  •
  payment of interconnection and other deposits (some of which are non-refundable); negotiation of satisfactory EPC agreements; and

  •
  obtaining construction finance, including debt, equity and tax credits.

        In addition, successful completion of a particular project may be adversely affected by numerous factors, including:

  •
  delays in obtaining and maintaining required governmental permits and approvals;

  •
  potential challenges from local residents, environmental organizations, and others who may not support the project;

  •
  unforeseen engineering problems; subsurface land conditions; construction delays; cost over-runs; labor, equipment and materials supply shortages or disruptions (including labor strikes);

  •
  additional complexities when conducting project development or construction activities in foreign jurisdictions, including operating in accordance with the U.S. Foreign Corrupt Practices Act and applicable local laws and customs; and

  •
  force majeure events, including adverse weather conditions and other events out of our control.

        If we are unable to complete the development of a solar power project or we fail to meet any agreed upon system-level capacity or energy output guarantees or warranties (including 25 year power output performance guarantees) or other contract terms, or our projects cause grid interference or other damage, the EPC or other agreements related to the project may be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project. In 2012 and beyond, we expect to invest a significant amount of capital to develop projects owned by us or third parties, which may limit the availability of capital to use for other purposes, such as contract damages or repurchase payments.

        We may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power systems. All essential costs are estimated at the time of entering into the EPC agreement for a particular project, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project. In addition, we require qualified, licensed subcontractors to install most of our systems. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected margins or we may be required to record a loss in the relevant fiscal period.

Lack of transmission capacity availability, potential upgrade costs to the transmission grid, and other system constraints could significantly impact our ability to build PV plants and generate solar electricity power sales.

        In order to deliver electricity, our solar power plants need to connect to the transmission grid. The lack of available capacity on the transmission grid could substantially impact our projects and cause reductions in project size, delays in project implementation, increases in costs from transmission upgrades and potential forfeiture of deposits that we may have made with respect to a given project. These transmission issues, as well as issues relating to the availability of large systems such as transformers and switch gear, could significantly impact our ability to build PV plants and generate solar electricity sales.

Developing solar power projects may require significant upfront investment prior to commencing construction, which could adversely affect our business and results from our operations.

        Our solar power plant development cycles can take many months or years to mature. As a result, we may need to make significant upfront payments for, among other things, land rights andpermitting in advance of commencing construction, and the receipt of any revenue, much of which is not recognized for several additional months following contract signing. Our inability to enter into sales contracts with customers after making such upfront payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and these system investments through our long project development cycles.

        Our liquidity may be adversely affected to the extent the project sale market weakens and we are unable to sell our solar projects at prices and on terms and timing that are acceptable to us.

Cancellations of customer orders may make us unable to recoup any prepayments made to suppliers.

        In the past, we were generally required to make prepayments to certain suppliers of silicon wafers and cells and silicon raw materials. Although we require certain customers to make partial prepayments, there is a lag between the due date for the prepayment of purchased silicon wafers and cells and silicon raw materials and the time that our customers make prepayments. The purchase of solar wafers and cells and silicon raw materials through toll manufacturing arrangements has required, and will continue to require us to make significant commitments of working capital beyond the cash flows generated from our operations to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations.

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

        From time to time, we sell our products to high credit risk customers in order to gain early access to emerging or promising markets, increase our market share in existing key markets or because of the prospects of future sales with a rapidly growing customer. There are high credit risks in doing business with these customers because they are often small, young and high-growth companies with significantly unfunded working capital, inadequate balance sheet and credit metrics and limited operating histories. If these customers are not able to obtain satisfactory working capital, maintain adequate cash flow, or obtain construction financing for the projects where our modules are used, they may be unable to pay for the products for which they have submitted purchase orders or of which they have taken delivery. Our legal recourse under such circumstances may be limited if the customer's financial resources are already constrained or if we wish to continue to do business with that customer. For example, we took back solar modules that we had sold and shipped to certain customers that were unable to pay under the terms of our agreements or to provide any security that would have allowed us to extend our payment terms. As a result, we resold the modules to other customers at lower prices, which negatively influenced our revenue and margins. Revenue recognition for this type of customer is deferred until cash is received. If more customers to whom we extend credit are unable to pay for our products, our revenues, liquidity and results of operations could be materially and adversely affected.

Our dependence on a limited number of silicon wafer and cell and silicon suppliers, and the limited number of suppliers for certain other components, such as silver metallization paste, solar module back-sheet, and ethylene vinyl acetate, encapsulant, could prevent us from delivering our products to our customers in the required quantities or in a timely manner, which could result in order cancellations and decreased revenues.

        We purchase silicon raw materials, which include solar grade silicon, and silicon wafers and solar cells, from a limited number of third-party suppliers. Our largest suppliers by dollar amount purchases accounted for approximately 17.3%, 10.3%, and 20.5% of our total raw materials purchases in 2009, 2010, and 2011, respectively.

        Our major suppliers of silicon wafers include GCL and Konca Solar Cell Co., Ltd. Our major suppliers of solar cells include Neo Solar and Motech (Suzhou) Renewable Energy Co., Ltd., among others. These suppliers may not be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price our products competitively. Supply may also be interrupted by accidents. For example, in the first three quarters of 2008, we experienced serious delays from one of our suppliers of silicon wafers, which in turn caused delays in deliveries and price increases of our solar modules for some of our customers. In the fourth quarter of 2009, the first half of 2010, and the fourth quarter of 2011, we experienced some delivery issues with suppliers of silicon wafers, cells, connectors and encapsulants that caused us to miss shipment deadlines to some of our customers. Delivery problems may also occur with suppliers of other components, such as silver metallization paste, low-iron glass, and solar module back sheet. The failure of a supplier, for whatever reason, to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and cause legal disputes with our customers.

We are developing and commercializing higher conversion efficiency cells, such as selective emitter and metal wrap-through cells, in order to produce higher-powered modules, which may command better prices. We cannot assure that we will be able to mass-produce these cells in a cost effective way, if at all.

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

        Before June 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we increased our warranty against defects in materials and workmanship to six years. Effective August 1, 2011, we increased our warranty against defects in materials and workmanship to ten years and we guarantee that, for a period of 25 years, our modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

        We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar modules and products in 2002 and only began selling standard solar modules in 2004. Any increase in the defect rate of our products would require us to increase our warranty reserves and would have a corresponding negative impact on our operating results. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up-to-25-year warranty periods. Similarly, our UMG-Si solar products, while silicon based and theoretically durable and reliable, are relatively new to the market and are subject to the same testing limitations as our other solar products. In particular, unknown issues may surface after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty costs and associated harm to our financial results as long as 25 years after the sale of our products.

        In April 2010, we entered into agreements with a group of insurance companies to reduce some of this risk. Under the policies, the insurance companies cover the liabilities listed on our warranty statement up to certain maximum claim limits and subject to certain deductibles. The warranty insurance is renewable annually. See "Item 4. Information on the Company—B. Business Overview—Insurance." However, we cannot assure that potential warranty claims will not exceed the scope or amount of coverage under this insurance and, if they do, they could materially and adversely affect our business.

We may not continue to be successful in developing and maintaining a cost-effective solar cell manufacturing capability.

        We plan to continue expanding our in-house solar cell manufacturing capabilities to support our core solar module manufacturing business. We expanded our annual solar cell production capacity from 800 MW as of December 31, 2010 to 1.5 GW as of December 31, 2011. To remain competitive going forward, we intend to further expand our total annual solar cell production capacity. However, we only have limited and recent operating experience in this area and may face significant product development challenges in the solar cell business. Manufacturing solar cells is a complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause no yield output or production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. The technologies, designs and customer preferences for solar cells can change rapidly, and solar cell product life cycles are shorter than those for solar modules. We also face increased costs to comply with environmental laws and regulations. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material and adverse effect on our business and prospects. For example, in the fourth quarter of 2009 and the first half of 2010, we purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

        Although we intend to continue direct purchasing of solar cells and toll manufacturing arrangements through a limited number of strategic partners, our relationships with our solar cell suppliers may be disrupted if we engage in the large-scale production of solar cells ourselves. If solar cell suppliers discontinue or reduce the supply of solar cells to us, through direct sales or through toll manufacturing arrangements, and we are not able to compensate for the loss or reduction by manufacturing our own solar cells, our business and results of operations may be adversely affected.

It may be difficult to develop our internal production capabilities for silicon ingots and wafers or to achieve acceptable yields and product performance as a result of manufacturing problems.

        We have been increasing our internal production capabilities for the manufacture of silicon ingots and wafers. We completed the initial phase of our silicon ingot and wafer plant in the third quarter of 2008 and reached a nameplate capacity of approximately 228 MW as of December 31, 2011. We have limited prior operational experience in ingot and silicon wafer production and will face significant challenges in further increasing our internal production capabilities. The technology is complex and will require costly equipment and hiring of highly skilled personnel. In addition, we may experience delays in further developing these capabilities and in obtaining the governmental permits required to carry on these operations.

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

        We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. Our top five customers by revenues collectively accounted for approximately 57.5%, 26.0% and 29.2% of our net revenues in 2009, 2010 and 2011, respectively. We typically enter into one-year framework sales agreements with our customers, with quarterly firm orders stipulating prices and quantities. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

  •
  reduced, delayed or cancelled orders from one or more of our significant customers;

  •
  the loss of one or more of our significant customers;

  •
  a significant customer's failure to pay for our products on time; and

  •
  a significant customer's financial problems or insolvency.

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

        As of March 31, 2012, Dr. Shawn Qu, our founder, chairman, president and chief executive officer, beneficially owned 13,030,000 common shares, or 30.2% of our outstanding share capital. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

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

        Our solar modules and products must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to design and manufacture our products to comply with such regulations. For example, we increased our expenditures to comply with the European Union's Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances in our solar module products. Furthermore, we may need to comply with the European Union's Waste Electrical and Electronic Equipment Directive if solar modules and products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in module manufacturing, in order to continue to sell our products in these markets. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected.

We may not be successful in establishing our brand name in important markets and the products we sell under our brand name may compete with the products we manufacture on an original equipment manufacturer, or OEM, basis for our customers.

        We sell our products primarily under our own brand name but also on an OEM basis. In certain markets, our brand may not be as prominent as other more established solar power vendors, and there can be no assurance that the "CSI" or "CanadianSolar" brand name or any of our possible future brand names will gain acceptance among customers. Moreover, because the range of products that we sell under our own brands and those we manufacture for our OEM customers may be substantially similar, we cannot assure that we will not directly or indirectly compete with our OEM customers, which could negatively affect our relationship with them.

Failure to protect our intellectual property rights in connection with new specialty solar modules and products may undermine our competitive position.

        As we develop and bring to market new specialty solar modules and products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. We currently have 118 patents and 81 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have two United States patents, issued in November 2009 and February 2010. We also have three patent applications pending in Europe. We applied for registration of the "CanadianSolar" trademark in the United States in March 2009 and subsequently in a number of other jurisdictions, including Australia, Canada, Europe, India, South Korea, Japan and the United Arab Emirates, among which, the trademark "CanadianSolar" filed in Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates and Hong Kong have been registered. We also have 20 registered trademarks and 36 trademark applications pending in the PRC, and 19 registered trademarks and 30 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new specialty solar modules and products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filing may not be timely and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

        We are subject to the reporting obligations under U.S. securities laws. The Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company's internal controls over financial reporting. Our management identified material weaknesses in our internal controls over financial reporting in 2009 and concluded that our disclosure controls and procedures were not effective as of December 31, 2009. In 2010, we implemented additional controls and made improvements to existing controls to remediate these material weaknesses and as of December 31, 2010, our management concluded that our internal control over financial reporting was effective. As of December 31, 2011, our management concluded that our internal control over financial reporting was effective as well. However, we cannot assure that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

We face risks related to an SEC subpoena and private securities litigation.

        We received a subpoena from the SEC requesting documents relating to, among other things, certain sales transactions in 2009. We cannot predict when the SEC will complete its investigation or what its outcome will be.

        In addition, our company and certain of our directors and executive officers have been named as defendants in six shareholder class action lawsuits filed in the United States District Court for the Southern District of New York and one filed in the United States District court for the Northern District of California. These lawsuits have been consolidated into one class action and the consolidated complaint did not name our directors as defendants. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." We are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. Although we believe the allegations are without merit and the potential loss is remote, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

Risks Related to Doing Business in China

The enforcement of the new labor contract law and increases in labor costs in the PRC may adversely affect our business and our profitability.

        A new Labor Contract Law came into effect on January 1, 2008, and the Implementation Rules thereunder were promulgated and became effective on September 18, 2008. The Labor Contract Law and the Implementation Rules imposed more stringent requirements on employers with regard to executing written employment contracts, hiring temporary employees, and dismissing employees. In addition, under the Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and their Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served for more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of the employer shall be compensated for each vacation day waived at a rate equal to three times their normal daily salary. Our labor costs are expected to continue to increase due to these new laws and regulations. Higher labor costs and labor disputes with our employees stemming from these new rules and regulations could adversely affect our business, financial condition, and results of operations.

A change in our effective tax rate can have a significant adverse impact on our business.

        A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to estimated taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of such tax laws (for example, proposals for fundamental U.S. international tax reform); changes in U.S. GAAP; expiration or the inability to renew tax rulings or tax holiday incentives; and the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes. A change in our effective tax rate due to any of these factors may adversely influence our future results from operations.

Our subsidiaries will lose certain tax benefits over the next several years and we expect to pay additional PRC taxes as a result, which could have a material and adverse impact on our financial condition and results of operations.

        On January 1, 2008, the Enterprise Income Tax Law, or the EIT Law, came into effect in China. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. There is a transition period for enterprises that were established prior to March 16, 2007 (the promulgation date of the EIT Law) and were given preferential tax treatment under the previous tax law. Enterprises that were subject to an enterprise income tax rate lower than 25% will have the new uniform enterprise income tax rate of 25% phased in over a five-year period from the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires, subject to certain limitations. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises classified as a "High and New Technology Enterprise," or HNTE, are entitled to a 15% enterprise income tax rate provided that such HNTE satisfies other applicable statutory requirements.

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

        We are a Canadian company with substantially all of our manufacturing operations in China. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, enterprises established outside China whose "effective management" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "effective management" is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining a company's effective management, which are applicable to us. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income. If our global income is subject to PRC enterprise income tax at the rate of 25%, our financial condition and results of operation may be materially and adversely affected.

Dividends payable by us to our non-Chinese shareholders and gains on the sale of our common shares may become subject to PRC enterprise income tax liabilities.

        The implementation regulations of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains shall be treated as China-sourced income. Also, income sourced within China is determined based on the following principles for equity interest transfers and dividends: (x) for income from transfers of equity interests, source is determined in accordance with the place where the invested enterprise is located; and (y) for income from equity interests such as dividends and profit distributions, source is determined in accordance with the place of the enterprise which makes the distribution.

        Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining what it means to be domiciled in the PRC. As a result, it is not clear how the concept of "China domicile" will be interpreted under the EIT Law. The concept of domicile may be interpreted simply as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders as well as any gains realized by such shareholders from the transfer of our common shares may be regarded as China-sourced income and, consequently, be subject to PRC withholding tax at a rate of up to 10%. The investment returns of our overseas investors, and the value of their investments in us, may be materially and adversely affected if any dividends we pay to them, or any gains realized by them on the transfer of our common shares are subject to PRC withholding tax.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

        Certain portions of our revenue and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our common shares. Under China's existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

        The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq Global Market, until December 31, 2011, the market price of our common shares ranged from $2.07 to $51.80 per share. The closing market price of our common shares on December 31, 2011 was $2.66 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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

        Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2011, we had 43,155,767 common shares outstanding. The number of common shares outstanding and available for sale will increase when the remaining holders of our convertible notes receive common shares upon the conversion of their notes, or the holders of options to acquire our common shares upon the exercise of their options, subject to volume, holding period and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. To the extent these shares are sold into the market, the market price of our common shares could decline.

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

        Based on the market price of our common shares, the value of our assets and the composition of our income and assets, we do not believe we were a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Item 10. Additional Information—E. Taxation—United

States Federal Income Taxation") holds a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company"

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection

        The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the "PCAOB", is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        Our legal and commercial name is Canadian Solar Inc. We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.

        We have formed the following significant subsidiaries, all of which are incorporated in China and wholly owned except as otherwise noted:

  •
  CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, incorporated in November 2001, which has operations located in Changshu, China, where we conduct development of solar power project;

  •
  CSI Solar Technologies Inc., or CSI Technologies, incorporated in August 2003, which has operations located in Changshu, China, where we conduct solar module product development;

  •
  CSI Solar Manufacture Inc., or CSI Manufacturing, incorporated in January 2005, which has operations located in Suzhou, China, where we manufacture primarily standard solar modules;

  •
  CSI Solar New Energy (Suzhou) Co., Ltd., or CSI New Energy, incorporated in December 2005, which has operations located in Suzhou, China where we will manufacture solar cells;

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

  •
  CSI Cells Co., Ltd., or CSI Cells, incorporated in August 2006, which has operations located in Suzhou, China, where we manufacture solar cells;

  •
  Canadian Solar (USA) Inc., incorporated in Delaware, USA in June 2007, through which we carry out marketing and sales activities in the United States;

  •
  CSI Project Consulting GmbH, or CSI Germany Projects, incorporated in Germany in May 2009, a 70% owned subsidiary through which we invested in CVB Solar GmbH, a German solar power project. In January 2011, CSI Germany Projects sold all of its interest in CVB Solar GmbH to its joint venture partner;

  •
  Canadian Solar Japan K.K., or CSI Japan, incorporated in Japan as a wholly owned subsidiary in June 2009, through which we conduct marketing and sales activities in Japan; between December 2009 and May 2010, we sold an aggregate of 28% of the outstanding capital stock of CSI Japan to two Japanese companies; in August 2010, we increased our capital contribution in CSI Japan. We currently hold 90.67% of CSI Japan;

  •
  Canadian Solar Solutions Inc., or CSSI, incorporated in Ontario, Canada in June 2009, through which we conduct marketing and sales activities in Canada. CSSI itself has a number of wholly-owned and non-wholly-owned subsidiaries, all of which were incorporated in Ontario, Canada in November 2009, through which we conduct project development activities in Canada;

  •
  CSI Solar Power (China) Inc. incorporated in July 2009, which is located in Suzhou, China and serves as a holding company for our subsidiaries in China;

  •
  Canadian Solar EMEA GmbH, (formerly known as Canadian Solar (Deutschland) GmbH), incorporated in Germany in August 2009, through which we conduct marketing and sales activities in Europe;

  •
  Canadian Solar Manufacturing (Ontario) Inc., or CSI Ontario Manufacturing, incorporated in Ontario, Canada in June 2010, through which we conduct solar module manufacturing activities in Canada;

  •
  Canadian Solar (Australia) Pty., Ltd., incorporated in New South Wales, Australia in February 2011, though which we conduct marketing and sales activities in Australia;

  •
  Canadian Solar International Limited, incorporated in Hong Kong in March 2011, through which we carry out sales and marketing activities;

  •
  Canadian Solar O&M (Ontario) Inc., incorporated in Ontario, Canada in May 2011, through which we operate and maintain solar farms;

  •
  SunE Sky GP First Light III Ltd., incorporated in Ontario, Canada in May 2011, through which we develop solar power project;

  •
  SunE Sky First Light III Ltd., incorporated in Ontario, Canada in May 2011, through which we develop solar power project;

  •
  CSI-Cenergy Holdings, LLC, incorporated in California, USA, in July 2011, through which we develop solar power project;

  •
  Suzhou Sanysolar Materials Technology Co., Ltd., incorporated in August 2011 in Suzhou, China where we produce solar module materials;

  •
  Canadian Solar South East Asia Pte., Ltd., incorporated in Singapore in September 2011, through which we carry out sales and marketing activities in South-East Asia area; and

  •
  Canadian Solar Manufacturing (Suzhou) Inc., or CSI Suzhou Manufacturing, incorporated in Suzhou, China in February 2012. CSI Suzhou Manufacturing is a joint venture formed by us and two Suzhou-based companies, Suzhou Science & Technology Town Co., and Suzhou New District Economic Development Group Corporation for the purpose of building and operating a 600 MW cell production facility and a 600 MW module production facility, located in Suzhou, China.

        See "Item 4. Information on the Company—C. Organizational Structure" for additional information on our corporate structure.

        Our principal executive office is located at 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6. Our telephone number at this address is (1-519) 837-1881 and our fax number is (1-519) 837-2250.

        Our principal place of business is located at No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People's Republic of China.

        All inquiries to us should be directed at the address and telephone number of our principal executive offices set forth above. Our website is www.canadiansolar.com. The information contained on or accessible through our website does not form part of this annual report.

B.    Business Overview

  Overview

        We design, develop, and manufacture solar wafers, cells and solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct most of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers' requirements. Specialty solar modules and products consist of customized solar modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as portable solar home systems and solar-powered car battery chargers. We sell our products under our "CanadianSolar" brand name and to OEM customers under their brand names. We also sell solar system kits and implement solar power development projects.

        We believe we offer one of the broadest crystalline silicon solar module product lines in the industry. Our product lines range from modules of medium power, to high efficiency, high-power output mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including Germany, Spain, Italy, France, the Czech Republic, the U.S., Canada, China, Japan and India, among others. We sell our standard solar modules to distributors and system integrators, as well as to solar projects.

        We employ a flexible (or virtual) vertically integrated business model that combines internal manufacturing capacity with direct material purchases and outsourced toll-manufacturing relationships for both cells and wafers. Under this model, we rarely outsource module production and have no internal polysilicon production. We believe this approach provides us with certain competitive advantages and allows us to benefit from the increased margin available to fully integrated solar manufacturers while reducing the capital expenditures required for a full, vertically integrated, business model. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases, provided module components are available at reasonable prices, and to take advantage of the availability of low-cost outsourced manufacturing capacity in the long term.

        Over the past several quarters we have taken steps to become more vertically integrated at the cell to module production steps of the manufacturing value chain. As of December 31, 2011, we had:

  •
  2.1 GW of total annual solar module manufacturing capacity, 218 MW of which is located in Ontario, Canada with the balance located in China.

  •
  1.5 GW of total annual solar cell manufacturing capacity in China.

  •
  And 228 MW of total annual ingot and wafer manufacturing capacity in China.

        We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plant and to use substantially all of the solar cells that we manufacture to produce our own solar module products.

        We are focused on reducing our production costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs. In January 2009, we established a new solar cell efficiency research center to develop more efficient cell structures, and we have been making ongoing improvements in solar cell conversion efficiency and product cost control. We began shipping new products, such as higher efficiency modules, in late 2011 and expect to increase the sales volumes of these products during 2012.

        In the fourth quarter of 2009, we began the conversion of our first cell line to Enhanced Selective Emitter, or ESE, production, and we started to ship ESE-based module products in March 2010. We continued to install additional ESE production lines throughout 2010 and 2011, and by December 31, 2011 our total ESE capacity was 280 MW.

        In the third quarter of 2011, we began the conversion of some of our cell lines to Efficient Long-Term Photovoltaic Solution, or ELPS, production. We have now started to ship ELPS-based modules. We expect to build our capacity for ELPS-based cells and modules to 280MW by the end of 2012.

  Our Products

        We design, develop, manufacture and sell solar cell and solar module products, which consist of standard solar modules, specialty solar modules, solar system kits and products.

  Standard Solar Modules

        Our standard solar modules are arrays of interconnected solar cells encapsulated in weatherproof frames. We produce a wide variety of standard solar modules, ranging from 0.2 W to in excess of 300 W in power and using multi-crystalline or mono-crystalline cells in several different formats, including general purpose 60 pieces × 6" cell and 72 pieces × 5" cell formats, small modules for specialty products (see below) and larger formats for ground-mounted projects. Larger formats include a 72 pieces × 6 cell format and a 96 pieces × 5" cell format. In 2009, most of our products employed 6" multi-crystalline cells. In 2010, we started shipping a higher percentage of modules assembled with 6" monocrystalline cells. We have applied for and received quality and safety certifications for modules with improved frames for rail-less mounting systems, an AC module and higher-powered modules in standard formats, such as a 60 pieces × 6" cell, 260 W module. We expect such modules to be substantially cheaper to install because they require less labor and materials, especially in rooftop applications. In the third quarter of 2011, we began assembling modules using ELPS, a wrap-through cell architecture, on a commercial basis, which are entirely soldered on the backside of the cell. These modules can achieve module conversion efficiencies in excess of 17%. We may also benefit from raw materials savings, the use of conductive adhesives instead of solder, and more cost-effective automation. These products are built to general specifications for a wide range of residential, commercial and industrial solar power generation systems. We design our standard solar modules to be durable under harsh weather conditions and easy to transport and install. We sell our standard solar modules under our brand name and to OEM customers under their brand names. Since we began selling our solar module products in March 2002, we have increased our annual module production capacity from 2.0 MW to 2.1 GW as of December 31, 2011.

  Specialty Solar Modules and Products

        As part of our strategy to broaden our products portfolio and address a wider cross section of the solar power market, we have been actively developing our building integrated photovoltaic, or BIPV, product line. Our BIPV products have various advantages over standard solar modules, including improved aesthetics, direct integration into building structures and the ability to be used in a wider range of applications, including residential and commercial roofing and architectural glazing. We used our BIPV products and systems in our BIPV solar glass roofing system project in Luoyang and we supplied BIPV products and systems for facilities at the Beijing Olympic Games. We believe that the demand for BIPV solutions will grow in our key markets, including China, Europe and North America. We plan to work closely with our customers to design and develop specialty solar modules and products that meet their individual requirements.

  Solar Cells

        We completed four solar cell production lines in 2007, and our total annual solar cell nameplate production capacity reached 1.5 GW by December 31, 2011. Going forward we expect to continue to increase our cell capacity in line with the growth in demand for solar PV modules. We intend to use substantially all of our solar cells to manufacture our own solar module products.

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

  Solar System Kits

        In 2010, we began selling solar system kits in the Canadian and Japanese markets. A solar system kit is a ready-to-install package consisting of solar modules produced by us and third party supplied components such as inverters, racking system and other accessories. A typical residential rooftop solar system generates approximately 3.0 KW AC output. A commercial rooftop solar system generates between 30 KW to 500 KW AC output. Both are mounted on the rooftop of buildings.

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

        In the second half of 2009, we began implementing solar farm projects and partnering with solar farm project developers. Once completed, these projects are sold to end-buyers. In December 2009, we completed a solar farm project in Germany and we started to construct a similar project in Canada in 2011 and expect to complete more in 2012.

        In December 2011, we entered into a sales agreement with TransCanada Corporation, or TransCanada, an energy infrastructure company in North America. Under this agreement, TransCanada will acquire from us a 86 MW AC solar project portfolio for approximately C$470 million ($470 million). We intend to build and deliver these solar power plants in the course of the next 12 to 15 months.

  Solar System EPC Contracting and Subcontracting

        In late 2010, we entered into a number of EPC contracting arrangements with solar project development partners in Canada. Under these arrangements, the solar farm project developer owns the project and we are contracted to perform the engineering design, procurement and construction work for the project. Under the EPC arrangements, we have the discretion to either perform the EPC work ourselves or subcontract the EPC work to other suitable EPC contractors. In 2011 we generated revenues of $112.4 million from EPC contracts and expect to fulfill more EPC contracts in 2012.

  Supply Chain Management

        Our business depends on our ability to obtain a stable and cost-effective supply of polysilicon, silicon wafers and solar cells. Our major wafer suppliers include GCL and Konca Solar Cell Co., Ltd. Similarly, we primarily purchase solar cells from large cell manufacturers in Taiwan. Though this strategy may reduce our gross margin, it has allowed us to commit less capital in the form of pre-payments to polysilicon manufacturers compared to other solar module producers of our size and to reduce capital expenditures for ingot and wafer capacity.

        The shortage of high-purity silicon, silicon wafers and solar cells began to ease during the third quarter of 2008, and the industry experienced an oversupply of silicon materials from the fourth quarter of 2008 to the third quarter of 2009. From the fourth quarter of 2009 through the fourth quarter of 2010, solar cells were in short supply and, in the third quarter of 2010, silicon wafer and polysilicon supply was tighter. However, these raw materials began to decrease in price during the fourth quarter of 2010 and we moved back into an oversupply environment in 2011. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We have, from time to time, entered into long-term supply agreements with polysilicon and wafer suppliers. Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we chose to prematurely terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation. Any of these consequences could materially and adversely affect our operations.

        From 2009 through to the third quarter of 2010, polysilicon remained relatively inexpensive at $45 to $55 per kilogram. In late 2010, polysilicon increased to approximately $80 to $90 per kilogram but decreased to approximately $27 per kilogram by December 31, 2011 due to oversupply in the marketplace. In 2012, we expect that there will continue to be a modest oversupply of polysilicon materials and that polysilicon prices will remain low. We plan to continue to purchase most of our silicon wafers and all of our polysilicon requirement externally. We are currently diversifying our wafer and polysilicon suppliers, particularly with top tier international suppliers.

  Silicon Raw Materials and Solar Wafers

        Silicon feedstock, which consists of high-purity solar grade silicon is the starting point of the silicon based solar PV module supply chain.

        In 2007, we entered into a 12-year wafer supply agreement with Deutsche Solar, under which we are required to purchase wafers at agreed upon prices and in accordance with a pre-determined schedule, commencing January 1, 2009. Under the agreement, if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. We purchased the contracted volumes for 2009 under the supply agreement, but did not purchase the contracted volumes for year 2010 and year 2011. We believe that the supply agreement was terminated by the end of 2011. As a result, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. As of December 31, 2011, the balance of our advance payments to Deutsche Solar was $17.4 million. In 2011, we made a full bad debt allowance of $17.4 million against the balance of our advance payments to Deutsche Solar as a result of the termination of the long-term supply contract and therefore the net advance payments to Deutsche Solar recorded in the consolidated balance sheets as of December 31, 2011 was nil.

        In 2007, we entered into a three-year agreement with LDK under which we purchased specified quantities of silicon wafers and LDK converted our reclaimed silicon feedstock into wafers under a toll manufacturing arrangement. In 2008, we entered into two ten-year wafer supply agreements with LDK, under which we were required to purchase specified volumes of wafers at pre-determined prices each year, commencing January 1, 2009. We have given LDK termination notice regarding these agreements and we initiated arbitration proceedings against LDK in which we are seeking a refund of certain advance payments that we made to them. LDK made a number of counter-claims in these proceedings. The scheduled final judgment will be made in the second half of 2012 by the arbitration commission. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." As of December 31, 2011, the balance of our advance payments to LDK was $9.5 million. A full bad debt allowance against the advance payments has been recorded in 2009 and therefore the net advance payments to LDK recorded in the consolidated balance sheets as of December 31, 2011 was nil.

        We entered into an agreement with GCL in 2008 for a six-year term commencing in 2010 pursuant to which we agreed to purchase specified quantities of silicon wafers. In 2009, we amended this agreement with GCL to adjust purchase prices based on prevailing market prices at the time we place each purchase order and to revise terms with respect to the quantity of products we are required to purchase. In December 2010, we further amended this agreement with GCL to confirm purchases for 2011 and indicative purchases for 2012 to 2015. The amendments include purchase prices, volume and other terms. Our advance payments to GCL under the long-term silicon wafer agreement will be credited against purchases commencing in 2012.

        In addition, we have entered into long-term agreements with suppliers such as a UMG-Si supplier and Neo Solar. In July 2008, we entered into a three-year supply agreement with a supplier for the supply of UMG-Si silicon. In October 2008, the parties amended the term to five years, from 2009 to 2013. However, due to its default on scheduled material deliveries in 2010 and the supplier's financial position, we are not likely to purchase any significant quantity of UMG-Si from the supplier in the future and have taken a full bad debt allowance against the advance payments in 2010 and therefore the net advance payment to the supplier recorded in the consolidated balance sheets as of December 31, 2011 was nil.

        We also amended our agreement with Neo Solar in 2009 to adjust the purchase price based on prevailing market prices at the time each purchase order is placed under the agreement.

        See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We have, from time to time, entered into long-term supply agreements with polysilicon and wafer suppliers. Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we chose to prematurely terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation. Any of these consequences could materially and adversely affect our operations.

  Solar Cells

        In addition to manufacturing our own solar cells and toll manufacturing arrangements with our solar cell suppliers, we purchase solar cells from a number of international and local suppliers,

including Neo Solar and Motech (Suzhou) Renewable Energy Co., Ltd. Although we have established relationships with cell suppliers, we experienced a shortage of solar cell supplies in late 2009 and 2010. As we expand our business, we expect to increase our solar cell manufacturing capacity and diversify our solar cell supply channel to ensure we have the flexibility to adapt to future changes in the supply of, and demand for, solar cells.

  UMG-Si Cells

        We entered into a research partnership and supply contract with a UMG-Si supplier in 2007 to develop a reliable source of UMG-Si. This was a viable and profitable business in 2008 and for the first half of 2009. However, due to its default on scheduled material deliveries in 2010, concerns regarding the supplier's financial position, and the current much lower prevailing market prices of high-purity silicon, we are unlikely to purchase UMG-Si cells at significant quantities in the near future.

  Solar Module Manufacturing

        We assemble our solar modules by interconnecting multiple solar cells by tabbing and stringing them into a desired electrical configuration. We lay the interconnected cells, laminate them in a vacuum, cure them by heating and package them in a protective lightweight anodized aluminum frame. We seal and weatherproof our solar modules to withstand high levels of ultraviolet radiation, moisture and extreme temperatures.

        We selectively use automation to enhance the quality and consistency of our finished products and to improve the efficiency of our manufacturing processes. Key equipment in our manufacturing process includes automatic laminators, simulators and solar cell testers. The design of our assembly lines provides flexibility to adjust the ratio of automated equipment to skilled labor in order to maximize quality and efficiency. We purchase our manufacturing equipment primarily from Chinese suppliers. Our proximity to these Chinese manufacturers is an advantage because they typically sell manufacturing equipment at more competitive prices than similar international equipment manufacturers. We source critical testing equipment from international manufacturers.

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

        We have obtained IEC 61215 and IEC 61730 (previously TUV Class II safety) European standards for sales in Europe. We also obtained certifications of CAN ORD-UL 1703 and UL 1703 in March 2007, which allow us to sell products in North America. In 2009, we obtained the necessary certifications to sell our modules in Japan, South Korea and Great Britain and to several of the Chinese solar programs, including Golden Sun. We have obtained IEC and UL certifications for higher-powered modules of 280 W and above, a solar laminate for BIPV applications in France with TUV certification. In 2011, we completed IEC61215/61730 and UL1703 certification for modules designed to be assembled from metal wrap-through cells, and extended laminate certification in North American market. Our certified portfolio was also increased with the addition of model CS5P-P and several small models. Power outputs for our product portfolio were further increased through the qualification of quasi-mono wafers. In 2011, we also completed DLG ammoniac resistance testing as well as obtained the salt mist certification for our leading module CS6P-P. In 2012, we intend to obtain certifications such as half-cell modules, double glasses and DC-to-AC/DC-to-DC module designs. Our efforts for general improvements on module and component designs will be continued with corresponding certification extension. With the emergence of new markets, new certification schemes are also expected, such as INMETRO for Brazil.

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

        A small number of customers have historically accounted for a major portion of our net revenues. In 2009, 2010 and 2011, our top five customers by revenues collectively accounted for approximately 57.5%, 26.0% and 29.2%, respectively, of our net revenues. Sales to our largest customer in those years accounted for 24.0%, 11.0% and 6.6%, respectively, of our total revenues.

        The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic location for the periods indicated:

	Years Ended December 31,
	2009		2010		2011
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In thousands of US$, except for percentages)
Europe	523,087	82.9	1,193,449	79.8	1,233,201	65.0
Asia and others	70,966	11.3	186,366	12.5	330,803	17.4
America	36,908	5.8	115,694	7.7	334,918	17.6

Total net revenues	630,961	100.0	1,495,509	100.0	1,898,922	100.0

        As we expand our manufacturing capacity and enhance our brand name, we continue to develop new customer relationships in a wider range of geographic markets to decrease our market concentration and dependence. In 2011, we significantly increased our total number of customers, gained market share in both Europe and the U.S. and achieved a leading market share in India and Canada. We aim to increase our sales in our existing major markets, including Germany, Italy, the United Kingdom, Spain, the United States, Canada, France, Japan, South Korea and China, while exploring other emerging solar markets, including South-East Asia, Africa, the Middle East and South America. These markets have been significantly influenced by past and current government subsidies and incentives. While we expect to expand our markets, we expect that the European markets will remain our major markets in the near future.

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

    Germany's renewable energy policy has had a strong solar power focus, which contributed to Germany's surpassing Japan in 2004 as the leading solar power market in terms of annual megawatt installation growth. According to Solarbuzz, the German market shrunk by 3.7% in 2011, from 7.74 GW at the end of 2010 to 7.45 GW at the end of 2011. Our products are used in large, ground-mounted solar power fields, commercial rooftops and residential rooftops. As of December 31, 2011, the feed-in tariff in Germany was between €0.211 per kWh and €0.243 per kWh for ground-mounted systems and between €0.216 and €0.287 per kWh for rooftop systems. The German feed-in tariff was reduced by approximately 9-10% at the end of 2010, and was reduced again by approximately 9-10% at the end of 2011. In addition to scheduled reductions, Germany implemented a two-step feed-in tariff reduction for roof-top and greenfield systems, which were to be enacted in July and October 2010. The two step reduction decreased the feed-in tariffs for roof-top systems by 13% on July 1, 2010 and by an additional 3% reduction on October 1, 2010. Furthermore, the annual FIT will decrease more quickly than the base of 9% per year if annual installations exceed 3.5 GW. This means that solar system tariffs and solar system prices will likely fall more quickly than previously anticipated. In 2012, the German feed-in tariffs is expected to be between €0.179 per kWh and €0.188 per kWh for ground-mounted systems and between €0.183 and €0.244 per kWh for rooftop systems.

  •
  Spain.  According to Solarbuzz, the Spanish market installed 483 MW in 2011, similar to the 2010 market of 496 MW. In Spain, the feed-in tariff for solar power energy is fully guaranteed for the first 25 years of system operation and 80% thereafter. The 2011 market segmentation for power and application surface was 24 MW as roof mounted of less than or equal to 20 kW; 245 MW as roof mounted of greater than 20 kW and less than or equal to 2 MW; and 214 MW ground mounted of less than or equal to 10 MW. The Spanish feed-in tariff for applications of less than 100 kWh was initially €0.4404 per kWh for the first 25 years of system operation and €0.3523 per kWh thereafter for systems installed until September 2008. The current Spanish feed-in tariff is between €0.125/kWh and €0.274/kWh, depending on the system size, type and quarterly digressions. Funding for the national PV program during 2010 was regulated by Royal Decree RD1578/2008. The quarterly quota calls allocate awards and modify feed-in tariff rates according to fulfillment of quota. The Renewable Energy Plan (PER 2012-2020) reduced significantly the renewable energy content planned for 2020 from previous plans. Further cuts in the PV target plan are expected in 2012 to about 7 GW PV capacities by 2020, down from the previously 8.5 GW in the NREAP.

  •
  Czech Republic.  According to Solarbuzz, the Czech Republic market decreased approximately 96% from 1,420 MW in 2010 to 51 MW in 2011, which includes about 0.5 MW off-grid installations. The country's initial legal basis for establishing feed-in tariff rates for electricity from renewable energy sources was set by the Renewable Energy Law on August 1, 2005. The respective remuneration rates became effective on January 1, 2006. The PV funding scheme in the Czech Republic is based on two alternative funding mechanisms, a feed-in tariff system and a green bonus scheme. The feed-in tariffs (and green premium rates) for the next calendar year are determined by the Energy Regulatory Office in November each year. The feed-in tariff rate for existing installations increases each year typically between 2% and 4%, depending on the consumer price index. There is no fixed annual reduction of tariffs for newly installed systems. In 2011, PV systems connected to the grid during the year received 7.5 CZK/kWh (€0.298/kWh) if their nominal power was up to 30 kW and 5.9 CZK/kWh (€0.235/kWh) if their nominal power was above 30 kW and no more than 100 kW, and 5.5 CZK/kWh (€0.219/kWh) if their nominal power was above 100 kW. As with the feed-in tariffs, the green bonus rates are also paid over a 20-year duration, and the tariffs for already existing systems are adjusted annually. The green bonus remuneration has also depended on the system size from 2009. In 2011, installations of up to 30 kW built in the same year were remunerated at 6.5 CZK/kWh (€0.259/kWh); systems above 30 kW and less than or equal to 100 kW were paid at 4.9 CZK/kWh (€0.195/kWh);

    systems above 100 kW were paid at 4.5 CZK/kWh (€0.179/kWh). In March 2010, the government enacted a law that allowed a reduction of the incentive tariffs for newly installed systems to exceed 5% per year. In addition, it implemented a third system size category. PV systems of up to 30 kW connected in 2011 are being remunerated at 7.50 CZK/kWh (€0.298/kWh), installations of above 30 kW and up to 100 kW receive 5.90 CZK (€0.235/kWh), and PV systems above 100 kW receive a rate of 5.5 CZK/kWh (€0.219/kWh). Due to the substantial reduction of funding options in 2011, the Czech PV market is now projected to fall well below 0.5 GW. After March 2011, it is expected to be dominated by roof or BIPV installations of up to 30 kW.

  •
  Italy.  According to Solarbuzz, the Italian solar market grew by 22% from 5,090 MW in 2010 to reach 6,210 MW in 2011. This number comprises 4 MW off-grid installations. At the end of 2011, the Italian feed-in tariff for systems range from €0.172 per kWh, for larger ground-mounted systems, to €0.298 per kWh for smaller BIPV systems, a relatively modest decline from the previous year's rates. Furthermore, system owners may also benefit from self-consumption with a reduced electrical bill. The Italian market saw an enormous boost in large installations in 2009, 2010 and 2011 and the Italian government is expected to implement much lower FIT in order to control the market growth. In 2012, the Italian feed-in tariff is expected to be approximately €0.148 to €0.274 per kWh in the first half of the year, and to decline further in the second half year.

  •
  United States.  According to Solarbuzz, the US market increased from 949 MW in 2010 to 2,001 MW in 2011, while its share in the global market slightly increased to 7% in 2011 from 5% in 2010. Over 10 states in the U.S. offer significant incentives, with California offering the most preferential incentives. In January 2006, the California Public Utilities Commission enacted the California Solar Initiative, a $2.9 billion program that subsidizes solar power systems by $2.80 per watt. Due to excessive demand, this subsidy was reduced to $2.50 per watt. Combined with federal tax credits for solar power usage, the subsidy may account for as much as 50% of the cost of a solar power system. The program will last until 2016 and is expected to dramatically increase the use of solar power for on-grid applications in California. Incentives in other US states include state renewable energy credits, capital subsidies and in some states, such as Vermont, feed-in tariff. Many states and various federal departments are also subject to renewable energy portfolio standards that mandate minimum percentages of renewable energy production by utilities. By the end of 2011, 29 states and Washington DC currently have enacted mandatory RPS policies while 16 states had voluntary renewable goals. Finally, the U.S. federal government passed several renewable energy provisions totaling more than $70 billion in the American Recovery and Reinvestment Act, including a 30% investment tax credit, accelerated five-year system depreciation and an expansion of Department of Energy loan guarantees. These provisions were further expanded in 2010 to include a cash grant in lieu of the investment tax credit and were uncapped with respect to system size (the previous maximum rebate was $2,000) to allow larger organizations such as utilities to take advantage of the tax credit or cash in-lieu of the grant for large scale projects. The constrained appetite for tax equity may limit the effectiveness of some of these provisions, such as accelerated depreciation.

  •
  China.  According to Solarbuzz, the Chinese market witnessed a 417% growth in installations in 2011 to 2,750 MW, up from 532 MW in 2010. China's Renewable Energy Law, which went into effect on January 1, 2006, authorizes the relevant authorities to set favorable prices for the purchase of on-grid electricity generated by solar power and provides other financial incentives for the development of renewable energy projects. China's top-level controlling agency on energy policy has been the government's central planning agency, National Development and Reform Commission of PRC, or the NDRC, with the ancillary National Energy Administration specifically focusing on energy supply and production. The National Energy Commission, a new ministerial level regulatory organization headed by Premier Wen, was established in January 2010 to oversee all energy related sectors in China.

    On March 23, 2009, China's Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or Interim Measures, to support the development of solar PV technology in China. Local governments are encouraged to issue and implement supporting policies. Under the Interim Measures, a subsidy, which is set at RMB20 per watt, peaked in 2009, which covers solar PV technology integrated into building construction.

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

    Beginning in March 2009, several policy initiatives were announced, including open bidding for a 20-year operating license for a 10 MW solar power plant project in Gansu Province of China and the "Golden Sun" program, which subsidizes the capital expenses of solar projects by approximately US$2.00 per watt. A number of provincial incentives were announced as well. However, the central government has not approved a definitive implementation scheme or any of the provincial schemes.

    The 2010 "Golden Sun" project list was released in November 2010 with 120 new projects totaling 272 MW. The "Golden Sun" program will approve another 320 MW of rooftop PV projects in 2011, and the total new installation, including rooftop and ground-mounted projects, in 2011 will be approximately 500-700 MW based on the estimates by the China Photovoltaic Society. The subsidies provided by the government will cover 50% of the total PV project cost.

  •
  Canada.  According to Solarbuzz, the Canadian market in 2010 was dominated by installations in the Province of Ontario, emanating from the now defunct Renewable Energy Standard Offer Program, or RESOP, and the newer feed-in tariff policy inaugurated in 2009. In all, Ontario accounted for more than 98% of the installed PV capacity in the country in 2011 with 170 MW of solar PV installations. Of this, utility-scale RESOP installations represented approximately 113 MW of installed capacity with the remainder coming from small-scale systems driven by Ontario's feed-in tariff.

    Ontario market growth in 2010 was a remnant of RESOP, a program that offered renewable energy projects up to 10 MW a guaranteed tariff of C$0.42/kWh for 20 years. The program closed in May 2008 due to overwhelming uptake and projects in the pipeline were frozen until May 2009 when Ontario passed the Green Energy Act and with it a new feed-in tariff program. Both programs are administered by the Ontario Power Authority, or OPA, which is responsible for setting rates, regulations, and monitoring all feed-in tariff activity. The proposed price for solar power under the Ontario feed-in tariff program ranges from C$0.443 to C$0.80 per kWh depending on the system size and type.

  •
  Japan.  According to Solarbuzz, the Japanese market grew from 960 MW in 2010 to 1245 MW in 2011, as a result of the nationwide residential incentive program and the introduction of a Japanese version of a feed-in tariff in 2009. The Japanese government has announced a long-term goal of increasing installed solar power capacity by between 20 and 55 times, which would require 28 GW or more of solar power capacity by 2020. Japan is a signatory to the Kyoto Protocol, which requires it to reduce greenhouse gas emissions by 6% from the 1990 baseline level by 2012 and by 20% by 2020. Japan currently funds a number of programs supporting domestic solar power installations and has announced a plan to begin installing solar power systems on federal buildings through 2012. As Japan will not likely reach its renewable energy (including solar) targets, Japan is increasing its incentives for solar power installations. To refuel the declining domestic market, the federal government brought back the nationwide residential subsidy in 2009. The residential program was re-launched in January 2009 under a fiscal year 2008 supplemental budget of ¥9.0 billion. For fiscal year 2011, the residential incentive program had a funding of ¥34.9 billion to cover about 160,000 projects and the application period was open between April and December 2011. The residential program provides a subsidy of ¥48 per watt, and to promote further cost reduction, this subsidy is only applicable to a PV system with a total installed cost of less than ¥650 per watt. Besides the upfront cash incentives, the federal government crafted a net feed-in tariff policy, requiring electric power utilities to buy excess electricity generated by PV systems at a premium rate. Residential PV owners, for example, were paid for 10 years a rate of ¥48/kWh, compared to the average of ¥24/kWh under the previous net billing arrangement. For fiscal year 2010, the government kept the net feed-in tariff rates at the 2009 level (¥48/kWh for residential and ¥24/kWh for non-residential).

  •
  Australia.  According to Solarbuzz, in 2011, the Australian market grew from 265 MW in 2010 to 753 MW in 2011, representing a growth rate of more than 284%. The largest state market by far in 2011 was Queensland, which grew more than 150% from 2010 to 2011 in PV installations, mostly due to its feed-in tariff program, and is projected to continue growing into 2012. New South Wales also saw a significant amount of capacity installed during 2011, again due to its feed-in tariff program. The on-grid residential segment continued to dominate the market as the largest customer group. The main federal incentive active during 2010 was the Solar Credits program, which provided a renewable energy credit multiplier for the first 1.5 kW of small-scale renewable energy systems. The result of the program was an upfront rebate of between 4,000 Australian dollars and 6,200 Australian dollars for 1.5 kW systems depending on location. The Solar Credits program was the successor of the Solar Homes and Communities Program, or SHCP, which offered an Australian dollar 8 per watt rebate on the first 1,000 W of a solar PV system. The SHCP was cancelled in June 2009 but continued to impact 2010 market size due to the significant backlog of installations. The Solar Credits Program is part of the Renewable Energy Target, which is set to ensure that Australia will generate 45,000 GWh (20%) of its energy from renewable sources by 2020. Due to the uncertain nature of federal incentive programs, the states/territories have launched their own programs to drive PV demand. The programs that drive the vast majority of systems are feed-in tariffs. These feed-in tariffs mainly affected the residential segment as each program has different eligibility requirements that work to minimize system sizes or specify directly that the rates are only accessible by residential customers. Along with changes to programs affecting small-scale residential systems, the past year also brought news of funding changes for utility-scale projects. The biggest news came in January 2011 and concerned the Solar Flagships program. The Australia government revised its Solar Flagships program, which was originally scheduled to install 150 MW of utility-scale solar PV and 250 MW of CSP plants by 2016. As well, every region intends to have a PV specific feed-in tariff or net-metering policy in 2010.

  Sales and Marketing

  Standard Solar Modules

        We market and sell our standard solar modules worldwide, primarily through a direct sales force and via market-focused sales agents. Our direct sales personnel or sales agent representatives cover our markets in Europe, North America and Asia. Our marketing activities include trade shows, conferences, sales training, product launch events, advertising and public relations campaigns. Working closely with our sales and product development teams, our marketing team is also responsible for collecting market intelligence and supporting our sales team's lead generation efforts. We have marketing staff in the U.S., China, Europe, Canada, Japan and South Korea.

        We sell our products primarily under three types of arrangements: (i) sales contracts to distributors, (ii) sales to systems integrators, EPCs and project developers ("project" customers) and (iii) OEM/tolling manufacturing arrangements.

  •
  Sales contracts to distributors and project customers.  We enter into annual sales and/or distribution agreements with most of our key customers. We typically use either letters of credit or wire money transfers prior to shipping to secure payment. We also provide short-term credit sales ranging from 21 to 45 days. For some customers, we provide medium-term credit sales from 30 to 120 days. We actively use credit insurance coverage for credit sales.

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

  •
  Solar System Kits.  In 2010, we commenced the sale of solar system kits. Solar systems kits are packaged, pre-specified components required for a third party to construct a system on behalf of the end buyer. In 2011, we sold 56.9 MW of systems kits in China, Japan and Canada.

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

  Solar Power Development Projects

        In the second half of 2009, we began partnering with solar farm project developers to develop and construct solar farm projects. In late 2009, we completed a solar farm project in Germany.

        In November 2009, we and our partners submitted a significant number of feed-in-tariff applications to the OPA in Ontario, Canada. In April 2010, the OPA awarded us and our partners contract offers for 176MW AC of open-field solar power generation projects. The projects were developed in partnership with several leading renewable energy developers in the Ontario market. In December 2011, we entered into a sales agreement with TransCanada whereby TransCanada will acquire from us an 86 MW AC solar project portfolio for approximately C$470 million ($470 million). Initial designs of these projects are being completed and the projects are being processed through Ontario's Renewable Energy Approval, or REA, permitting stage. If final REA approval is obtained from the OPA, we expect that these projects will be completed in 2012 and 2013.

        In April 2012, we entered into a purchase and international joint venture agreement, with Canada's largest owner and developer of solar projects, SkyPower Limited, or SkyPower, to build and deploy solar energy solutions in Ontario, and to jointly develop solar projects internationally in selected emerging markets. Under the agreement, we will acquire a majority interest in 16 solar projects representing approximately 190 to 200 MW DC from SkyPower. Each of these projects was awarded a 20-year power purchase contract by the OPA. 15 of these contracts were issued under Ontario's Feed-In-Tariff Program, and one was issued as part of Ontario's Renewable Energy Standard Offer Program. These projects are in the advanced REA permitting stage. We expect to commence construction of these projects in 2013 and to have them fully operational in 2014. These projects are expected to generate over C$800 million (US$800 million) in revenue for Canadian Solar. We and SkyPower also agreed to form 50/50 international joint venture focused on developing solar power plants in selected emerging markets.

        We plan to continue to pursue additional solar power development project opportunities in 2012.

  Solar System EPC contracting and subcontracting

        From late 2010, we entered into a number of EPC contracting arrangements with solar project development partners in Canada. Under these arrangements, the solar farm project developer owns the projects and we are contracted to perform the EPC work. We have the discretion to either perform all of the EPC arrangements or subcontract any part of the EPC arrangements to another suitable EPC contractor. In 2011 we began generating significant revenues from EPC contracts and expect to complete more EPC contracts in 2012.

        By the end of 2011, we completed approximately 23 MW of solar system EPC contracts in China, and approximately 31 MW of solar system EPC contracts in Ontario, Canada. The EPC contracts in China were completed through our affiliated company, Suzhou Gaochuangte New Energy Co., Ltd., or Gaochuangte, in which we own a 40% equity interest.

  Customer Support and Service

        We typically sell our standard solar modules with a ten-year warranty against defects in materials and workmanship and a linear power performance warranty that guarantees that the actual power output of our modules will be no less than 97% of the labeled power output during the first year and will decline by no more than 0.7% annually so that, by the end of year 25, the actual power output will be no less than 80% of the labeled power output.

        Our customer support and service function grew in 2011. We expanded our customer resources four fold, and established two functional support groups to address technical inquiries and warranty related issues. Our current structure enhances our abilities to handle our customer's questions and concerns in a timely and professional manner. There has been an increase in claims, but this increase has been in line with our higher sales volumes, and due to the resolution of legacy issues through the warranty process.

        For 2012, we have renewed our product warranty insurance coverage to provide additional security to our customers. See "—Insurance" below. The customer support and service function will continue to expand and to improve services to our customers. With our entry in the Ontario market for solar systems and the introduction of our Smart Module product in the North America market, a new segment in the support and service function will be created to address technical inquiries and product related issues for these two new business lines.

  Competition

        The market for solar module products is competitive and evolving. We compete with international companies such as SunPower, First Solar and Sharp Solar, and China-based companies such as Suntech, Yingli and Trina. Some of our competitors are also developing or producing products based on alternative solar technologies, such as thin film PV materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and copper indium gallium selenide technology, are generally less efficient, with module conversion efficiencies ranging from approximately 5% to approximately 11% according to company filings, but require significantly less or no silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. Higher conversion efficiency cells are also becoming an important product. Some international competitors, such as Sanyo Electric Co., Ltd. and SunPower, have well-known high-efficiency module product brands. We are developing competing high-efficiency products, as are several other Chinese manufacturers. We may also face increased competition from manufacturers from other sectors such as Samsung Corporation or Hanwha Group, several of which have already started production of solar modules or acquired companies that do so. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation. We believe that the key competitive factors in the market for solar module products include:

  •
  price;

  •
  the ability to deliver products to customers on time and in the required volumes;

  •
  product quality and associated service issues;

  •
  nameplate power and other performance parameters of the module, such as power tolerances;

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

        In the immediate future, we believe that our ability to compete depends on delivering a cost-effective product in a timely manner and developing and maintaining a strong brand name based on high quality products and strong relationships with downstream customers. It also depends on our ability to effectively manage our cash flow and balance sheet and to maintain our relationships with the financial institutions that fund solar projects. Consolidation of the solar industry is already occurring and is expected to continue in the near future. We believe that such consolidation will benefit our company in the long-term. We believe that the key to compete successfully in the long-term is to produce innovative, high quality products at competitive prices and develop an integrated sales approach that includes services, ancillary products, such as mounting systems and inverters, and value-added product features. We believe that a good marketing program and the strong relationships that we are building with customers and suppliers will support us in this competitive environment.

  Insurance

        We maintain property risk insurance policies with reputable insurance companies to cover our equipment, facilities and buildings, including improvements, office furniture and inventory. These insurance policies cover losses due to fire, floods and other natural disasters. Our manufacturing facilities in China are also covered by business interruption insurance. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could still have a material and adverse effect on our results of operations. We have maintained general commercial and product liability coverage at the same levels since 2009. We have also been actively working with China Export & Credit Insurance Corporation, or Sinosure, since early 2008. Credit insurance is designed to offset the collection risk of our account receivables for customers within the credit limits approved by Sinosure. Risks related to marine, air and inland transit for the export of our products and domestic transportation of materials and products are covered under cargo transportation insurance. We also maintain director and officer liability insurance. We consider our overall insurance coverage to be adequate. We currently take a 1% warranty provision against our revenue on solar modules and 0.8% warranty provision against our revenue on solar system kits.

        Beginning in April 2010, we began purchasing product warranty insurance policies underwritten by A-rated insurance companies on an annual basis to back up our product warranties. These insurance policies apply to our warranty against defects in workmanship and material and our warranty relating to power output. The costs of these policies are amortized over the 25 year coverage period provided under the policies. We believe that our warranty improves the marketability of our products and our customers are willing to pay more for products with warranties backed by insurance.

  Environmental Matters

        Except for as disclosed in the "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China", we believe we have obtained the environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have conducted environmental studies in conjunction with our solar power development projects to assess and reduce the environmental impact of our facilities.

        Our products must comply with the environmental regulations of the jurisdictions in which they are installed. We make efforts to ensure that our products comply with the European Union's Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products.

        Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

  Government Regulation

        This section sets forth a summary of certain significant regulations or requirements that affect our business activities in China or our shareholders' right to receive dividends and other distributions from us.

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

        The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects subject to certain regulations of the relevant authorities.

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

        In August 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of the PRC government's commitment to renewable energy was also stipulated in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in March 2008. The Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which was approved by the National People's Congress in March 2011, also demonstrates a commitment to promote the development of renewable energy to enhance the competitiveness of the renewable energy industry.

        China's Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) also issued a directive in June 2005 which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. Similarly, China's State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources. In November 2005, China's Ministry of Housing and Urban-Rural Development promulgated the Administrative Provisions on Energy Conservation for Civil Constructions which encourages the development of solar energy. In August 2006, the State Council issued the Decision on Strengthening the Work of Energy Conservation which encourages the great development of the solar energy and other renewable energy. In addition, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the installation of solar power facilities in buildings to improve energy-efficiency. In July 2009, China's Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated "the Urban Demonstration Implementation Program of the Renewable Energy Building Construction" and "the Implementation Program of Acceleration in Rural Application of the Renewable Energy Building Construction" to support the development of the new energy industry and the new energy-saving industry.

        In March 2009, China's Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building

Construction, or the Interim Measures, to support the development of solar photovoltaic technology in China. Local governments are encouraged to issue and implement supporting policies. Under the Interim Measures, a subsidy, which is set at RMB20 per Watt-peak for 2009, will cover solar PV technology integrated into building construction. The Interim Measures do not apply to projects completed before the promulgation date of the Interim Measures. Also in March 2009, China's Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Implementation Opinion on Acceleration in the Application of Solar Photovoltaic Technology in Building Construction. On March 8, 2011, China's Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction, which aims to raise the percentage of renewable energy used in buildings.

        In July 2009, China's Ministry of Finance and Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the "Golden Sun" demonstration program. Under the program, the PRC government will provide a 50%-70% subsidy for the capital costs of PV systems and the relevant power transmission and distribution systems for up to 20 MW of PV system projects in each province, with the aim to industrialize and expand the scale of China's solar power industry. The program requires that each PV project must have a minimum capacity of 300 kW, be completed within one year and have an operational term of not less than 20 years. On September 21, 2010 and November 19, 2010, China's Ministry of Finance, Ministry of Science and Technology, Ministry of Housing and Urban-Rural Development and the Resource Bureau of the NDRC published two announcements regarding the "Golden Sun" demonstration program to specify the terms for bid solicitation for key equipment and the standards for subsidies and supervision and management of projects.

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

        In July 2011, the NDRC issued the Circular on Improving the On-Grid Price Policy for Photovoltaic Power, which aims to stimulate the photovoltaic power industry by regulating the price of photovoltaic power.

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

        Further, some of our PRC subsidiaries are located in Suzhou, China, which is adjacent to Taihu Lake, a nationally renowned and protected body of water. As a result, production at these subsidiaries is subject to the Regulation of Jiangsu Province on Preventing Water Pollution in Taihu Lake, which became effective in June 2008 and was further revised on September 29, 2010 and February 1, 2012, and the Implementation Plan of Jiangsu Province on Comprehensive Treatment of Water Environment in Taihu Lake Basin, which was promulgated in February 2009. Because of these two new regulations, the environmental protection requirements imposed on nearby manufacturing projects, especially new projects, have increased noticeably, and Jiangsu Province has stopped approving construction of new manufacturing projects that increase the amount of nitrogen and phosphorus released into Taihu Lake.

  Admission of Foreign Investment

        The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in 2011 and became effective January 30, 2012, the solar power related business is classified as an "encouraged foreign investment industry." Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs and input value added taxes, or VAT, and priority consideration in obtaining land use rights.

        While the 2004 catalogue only applied to the construction and operation of solar power stations, the 2007 catalogue expanded its application also applies to the production of solar cell manufacturing machines, the production of solar powered air conditioning, heating and drying systems and the manufacture of solar cells, and the current catalogue also covers the manufacture of solar battery, solar light collector glass and etc.

  Administration of Foreign Invested Companies

        The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC, effective in 1990 and amended in 2001. The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and amended in 1999, 2004 and 2005. The Company Law is applicable to our PRC subsidiaries unless PRC laws on foreign investment stipulate otherwise.

  Income and VAT Taxes

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Technologies, CSI Changshu Manufacturing and CSI Luoyang Manufacturing, are governed by the EIT Law, which became effective from January 1, 2008.

        Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. There is a transition period for enterprises that were given preferential tax treatment under the previous tax law. Enterprises that were subject to an enterprise income tax rate lower than 25% will have the new uniform enterprise income tax rate of 25% phased in over a five-year period from the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires, subject to certain limitations.

        The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises classified as HNTEs are entitled to a 15% enterprise income tax rate, provided that such HNTEs satisfy other applicable statutory requirements. Our subsidiary CSI Solartronics has been recognized as an HNTE. However, because CSI Solartronics does not meet certain requirements for the reduced 15% enterprise income tax rate, it is still subject to a 25% enterprise income tax rate.

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

        The EIT Law also provides that enterprises established outside China whose "effective management" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "effective management" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining an enterprise's effective management, which are applicable to us. As a substantial number of the members of our management team are located in China, we may be considered a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income.

        Under the EIT Law and implementing regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors from companies that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. If our Canadian parent entity is deemed a PRC tax resident under the EIT Law based on the location of our effective management, dividends distributed from our PRC subsidiaries to our Canadian parent entity could be exempt from Chinese dividend withholding tax. However, in that case, dividends from us to our shareholders may be regarded as China-sourced income and, consequently, be subject to Chinese withholding tax at the rate of 10%, or at a lower treaty rate if applicable. Similarly, if we are considered a PRC tax resident, any gain realized by our shareholders from the transfer of our common shares is also subject to Chinese withholding tax at the rate of 10% if such gain is regarded as income derived from sources within the PRC. It is unclear whether any dividends that we pay on our common shares or any gains that our shareholders may realize from the transfer of our common shares would be treated as income derived from sources within the PRC and subject to PRC tax.

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

        In December 2008, the Ministry of Finance and the State Administration of Taxation jointly issued implementation rules for the VAT effective from January 1, 2009. Under the new rules, fixed assets (mainly including equipment and manufacturing facilities) are now eligible for credit for input VAT. Previously, input VAT on fixed assets purchases was not deductible from the current period's output VAT derived from the sales of goods, but had to be included in the cost of the assets. The new rule permits this deduction except in the case of equipment purchased for non-taxable projects or tax-exempted projects where the deduction of input VAT is not allowed. However, the qualified fixed assets could also be eligible for input VAT if the fixed assets are used for both taxable projects and non-taxable projects or tax-exempted projects. Presently, no further detailed rules clarify under what circumstance the fixed assets are considered as being used for both taxable and non-taxable or tax exempt projects. Because of the new VAT rules, our PRC subsidiaries may benefit from future input VAT credit on our capital expenditures.

        Under the former rules, equipment imported for qualified projects was entitled to an import VAT exemption and domestic equipment purchased for qualified projects were entitled to a VAT refund. However, such exemption and refund were both eliminated as of January 1, 2009.

  Foreign Currency Exchange

        Foreign currency exchange regulation in China is primarily governed by the Foreign Currency Administration Rules (1996), as amended in 2008, and the Settlement, Sale and Payment of Foreign Exchange Administration Rules (1996), or the Settlement Rules.

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

  Dividend Distribution

        The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, the Implementation Rules of the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1990 and amended in 2001, the Company Law effective in 1999 and amended in 2005 and the New EIT Law and its implementation rules, both effective in 2008.

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

  Employment

        The major laws and regulations governing the employment relationship, including wage and hour requirements, working and safety conditions, social insurance, housing funds and other welfare. The PRC Labor Law which became effective on January 1, 1995 and amended on August 27, 2009, the Labor Contract Law of the People's Republic of China, which became effective on January 1, 2008, and its Implementing Regulation, which became effective on September 18, 2008, permit workers in both state-owned and private enterprises in the PRC to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor unions (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The PRC Labor Contract Law and its Implementing Regulation impose certain requirements with respect to human resources management, including, among other things, signing labor contracts with employees, terminating labor contracts, paying remuneration and compensation and making social insurance contributions. In addition, the PRC Labor Contract Law requires employers to provide remuneration packages that meet the relevant local minimum standards. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. It requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

        Under applicable PRC laws, rules and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People's Congress and effective as of July 1, 2011, the Rules on Implementing the Social Insurance Law issued by Ministry of Human Resource and Social Security and effective as of July 1, 2011, the Interim Regulations on the Collection and Payment of Social Security Funds promulgated by the State Council and effective as of January 22, 1999, the Interim Measures Concerning Maternity Insurance promulgated by the Ministry of Labor and effective as of January 1, 1995, the Regulations on Occupational Injury Insurance promulgated by the State Council and effective as of January 1, 2004 and amended on December 20, 2010, and the Regulations on the Administration of Housing Accumulation Funds promulgated by the State Council and effective as of April 3, 1999 and amended on March 24, 2002, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to remediate on payments within a stipulated time period.

C.    Organizational Structure

        The following table sets forth our company's organizational structure, including the place of formation, our ownership interest in each of our significant subsidiaries.

Name of entity	Country of incorporation	Ownership interest
CSI Solartronics (Changshu) Co., Ltd.	PRC	100%
CSI Solar Technologies Inc.	PRC	100%
CSI Solar Manufacture Inc.	PRC	100%
CSI Solar New Energy (Suzhou) Co., Ltd.	PRC	100%
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100%
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100%
CSI Cells Co., Ltd.	PRC	100%
Canadian Solar (USA) Inc.	USA	100%
CSI Project Consulting GmbH	Germany	70%
Canadian Solar Japan K.K.	Japan	90.67%
Canadian Solar Solutions Inc.	Canada	100%
CSI Solar Power (China) Inc.	PRC	100%
Canadian Solar EMEA GmbH	Germany	100%
Canadian Solar Manufacturing (Ontario) Inc.	Canada	100%
Canadian Solar (Australia) Pty., Ltd.	Australia	100%
Canadian Solar International Ltd.	Hong Kong	100%
Canadian Solar O&M (Ontraio) Inc.	Canada	100%
SunE Sky GP First Light III Ltd.	Canada	100%
SunE Sky First Light III LP	Canada	100%
CSI-Cenergy Holdings LLC	USA	62.5%
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	80%
Canadian Solar South East Asia Pte., Ltd.	Singapore	100%
Canadian Solar Manufacturing (Suzhou) Inc.	PRC	61%

        See "Item 4. Information on the Company—A. History and Development of the Company" for additional information on our corporate structure.

D.    Property, Plant and Equipment

        The following is a summary of our properties, including information on our manufacturing facilities and office buildings:

  •
  CSI Changshu Manufacturing rents approximately 31,119 square meters of floor area in Changshu, including 13,889 square meters for manufacturing facilities under a lease effective from June 1, 2011 to May 31, 2012, 8,852 square meters for manufacturing facilities under a lease effective from October 1, 2011 to September 30, 2012, and 8,378 square meters for manufacturing facilities under a lease effective from April 1, 2010 to March 31, 2013.

  •
  CSI Luoyang Manufacturing holds a land use rights certificate for approximately 35,345 square meters of land in Luoyang (Phase I), on which we have constructed a manufacturing facility for module manufacturing and an office building. The floor area of all workshops and office buildings in Phase I is approximately 6,761 square meters. The property ownership certificate was granted in June 2008. In 2008, CSI Luoyang Manufacturing obtained the land use rights for approximately 79,685 square meters of adjacent land (Phase II), on which we have constructed wafer manufacturing facilities. The floor area of Phase II is 30,071 square meters. We expect to receive the property ownership certificate upon passing the required inspection after the completion of construction.

  •
  CSI Cells holds a land use rights certificate for approximately 65,661 square meters of land in Suzhou. We completed the construction of our first solar cell manufacturing facilities on this site in the first quarter of 2007. The Phase I manufacturing facility has a 14,077 square meter workshop and office building, for which we obtained the property ownership certificate. The Phase II cell manufacturing facilities, with 30,102 square meters of workshop space, were completed in 2009. The Phase III cell manufacturing facilities, with a total floor area of approximately 21,448 square meters of manufacturing and office space, was completed in August 2011. We expect to receive the property ownership certificate upon passing the required inspection.

  •
  CSI Changshu Manufacturing holds a land use rights certificate for approximately 40,000 square meters of land in Changshu, on which we have built a module manufacturing facility of approximately 23,671 square meters. Production in this facility began in April 2008. We also constructed a canteen and a dormitory for employees in September 2010 with a total floor area of 11,283 square meters. The property ownership certificate was granted in March 2011.

  •
  CSI Changshu Manufacturing also holds a land use rights certificate for approximately 180,000 square meters of land in Changshu, on which we have built two module manufacturing facilities, three warehouses and other buildings with a total floor area of approximately 62,093 square meters (Phase I). Production in this facility began in August 2008 and construction of the central warehouses was completed in April 2010. Phase I occupies 78,320 square meters of land. We completed the construction of Phase II manufacturing facilities with an additional warehouse and four other buildings, which has approximately 46,507 square meters of floor area and occupies 22,442 square meters of land, in the first half of 2011. Phase III manufacturing facilities on the remaining land are still in the design and planning stage.

  •
  CSI New Energy holds a land use rights certificate for approximately 10,000 square meters of land in Suzhou.

  •
  CSI Ontario Manufacturing has leased approximately 14,851 square meters of manufacturing facilities in Guelph, Ontario, Canada for a term of 10 years commencing August 1, 2010. It also leases a warehouse of 7,912 square meters and an office building of 570 square meters on the same premises for the same term.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

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

  Government Subsidies and the Availability of Financing for Solar Projects

        We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives and financing for solar projects. For a detailed discussion of government subsidies and incentives, possible changes in government policy and associated risks to our business, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—If governments revise, reduce or eliminate subsidies and economic incentives for solar power, the demand for our products could decline, which could materially and adversely affect our revenues, profits, margins and results of operations." and "Item 4. Information on the Company—B. Business Overview—Markets and Customers."

        Additionally, the continuing weak global economy and uncertain global economic outlook, especially in Europe, could limit the availability of debt or equity for solar power projects, or increase the cost thereof, and adversely impact our customers' ability to finance the purchase of our products or to construct solar power projects. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar products, hamper our expansion and materially affect our results of operations."

  Industry and Seasonal Demand

        Our business and revenue growth depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has only started to grow significantly in the past few years. See "Item 4. Information on the Company—B. Business Overview"

for a more detailed discussion of the factors driving the growth of the solar power industry and the challenges that it faces. In addition, industry demand is affected by seasonality. Demand tends to be lower in winter, primarily because adverse weather conditions complicate the installation of solar power systems, particularly in Germany, one of our key markets. For example, our sales to Germany slowed significantly in the fourth quarter of 2008 and the first quarter of 2009 due to changes in seasonal demand, together with inventory clearing efforts by some solar module producers and a significant reduction of subsidies in Spain, coupled with the global financial crisis. However, the demand from other key markets may offset seasonal fluctuations from time to time. In anticipation of strong demand for systems in 2010, distributors continued to purchase modules late in the fourth quarter of 2009 and early in the first quarter of 2010, even though this is traditionally the slowest season for solar installations. Weakened global economic conditions continued to affect the availability of financing in the European markets in 2011, which in turn slowed the demand for solar power projects. If governments around the world continue to approve subsidies that encourage the use of solar energy, we expect to be able to take advantage of the diversity of global markets to mitigate some of the effects of seasonality on our business results in the future.

        See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—If sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability."

  Product Pricing

        Prior to 2004, all of our net revenues were generated from sales of specialty solar modules and products. We began selling standard solar modules in 2004. By the end of 2006, sales of standard solar modules represented 96.8% of our net revenues, excluding silicon materials sales. In 2009 and 2010, sales of standard solar modules represented 98.7% and 93.7%, respectively, of our net revenues, with the remainder coming primarily from the sale of silicon materials. In 2011, sales of standard solar modules represented 88.7% of our net revenues, with the remainder coming primarily from sale of solar system kits.

        Our standard solar modules are priced based on either the actual flash test result or the nameplate capacity of our panels, expressed in Watts-peak. The actual price per watt is affected by overall demand in the solar power industry and increasingly also by the total power of the module. Higher-powered modules usually command slightly higher prices per watt. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our silicon wafer, solar cell and silicon raw materials costs. During the first few years of our operations, the average selling prices for standard solar modules rose year-to-year across the industry, primarily because of high demand. Correspondingly, the average selling price of our standard solar module products ranged between $3.62 to $4.23 during 2004 and 2008. Following a peak in the third quarter of 2008, the industry-wide average selling price of solar modules has declined sharply, as market demand has declined and competition increased due to the worldwide credit crisis, reduction in subsidies in certain solar markets, and increased manufacturing output. In 2009, the average selling price of our standard solar modules continued to fall, with an average selling price of $1.93 per watt in the fourth quarter of 2009. Thereafter, the average selling price of our standard solar modules has generally continued to fall due to an oversupply of solar modules and, in the fourth quarter of 2011, the average selling price was $1.02 per watt.

  Price of Solar Cells and Wafers and Silicon Raw Materials

        We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component of solar modules. Our solar cells are currently made from mono-crystalline and multi-crystalline silicon wafers through multiple manufacturing steps. Silicon wafers are the most important material for making solar cells. We have been attempting to re-negotiate our supply agreements in line with market pricing for raw materials. However, if we are unable to procure silicon, wafers and cells at prices that decline in line with our solar module pricing, our revenues and margins could be adversely impacted, either due to relatively high costs compared to our competitors or further write-downs of inventory, or both. Our market share could decline if competitors are able to offer better pricing than we are. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We have, from time to time, entered into long-term supply agreements with polysilicon and wafer suppliers. Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we chose to prematurely terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation. Any of these consequences could materially and adversely affect our operations." Currently, we secure a large percentage of our supply of solar wafers through purchasing, and through limited tolling arrangements. We also purchase large quantities of solar cells directly from our suppliers.

  Foreign Exchange

        The majority of our sales are denominated in Euros and U.S. dollars, with the remainder in other currencies such as the Renminbi, Canadian dollar, Japanese yen, and British pound. Our Renminbi costs and expenses are primarily related to domestic sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in U.S. dollars or Renminbi. The greater part of our cash and cash equivalents are denominated in Renminbi. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro, Renminbi and Canadian dollar, may affect our net profit margins and may result in fluctuations in foreign exchange and operating gains or losses. Since 2008, we hedge part of our foreign currency exposures, mainly in the Euro, against the U.S. dollar using foreign currency forward or option contracts in order to limit our foreign exchange losses. However, the effectiveness of our hedging program may be limited with respect to cost effectiveness, cash management, exchange rate visibility and downside protection. We recorded a foreign exchange gain of $7.7 million in 2009 but incurred a foreign exchange loss of $36.3 million and $40.0 million in 2010 and 2011, respectively. For our hedging program, we recorded a gain on change in foreign currency derivatives of $9.9 million and $1.7 million in 2009 and 2010, respectively, while we incurred a loss on change in foreign currency derivatives of $5.8 million in 2011.

  Overview of Financial Results

        We evaluate our business using a variety of key financial measures.

  Net Revenues

        We generate revenues primarily from the sale of solar module products, consisting of standard solar modules, specialty solar modules, solar system kits and products. Solar module products accounted for 98.7%, 93.7% and 88.7% of our net revenues in 2009, 2010 and 2011, respectively. We continue to explore value-added services for purchasers of solar systems or solar power projects, including facilitating project financing, EPC contracting and investment activities. We believe this will help us to improve our solar module market penetration by the addition of a sales channel and possibly increase our margins from the associated value-added services, such as systems integration and sales of packages or kits of solar power project components. The main factors affecting our net revenues include average selling prices per watt and unit volume shipped, which depend on product supply and demand. Our net revenues are net of business tax, VAT, returns and exchanges.

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

        Solar wafers and cells and silicon raw materials make up the major portion of our cost of revenues. Where we manufacture solar wafers in our own manufacturing facilities, the cost of the solar wafers consists of:

  •
  the costs of purchasing high purity and solar grade silicon raw materials;

  •
  labor costs incurred in manufacturing solar wafers;

  •
  the costs of other materials and utilities we use for manufacturing solar wafers; and

  •
  depreciation charges incurred for our solar wafer manufacturing facility, equipment and building.

        Where we manufacture solar cells in our own manufacturing facilities, the cost of the solar cells consists of:

  •
  the costs of purchasing solar wafers;

  •
  labor costs incurred in manufacturing solar cells;

  •
  the costs of other materials and utilities we use for manufacturing the solar cells; and

  •
  depreciation charges incurred for our solar cell manufacturing facility, equipment and building.

        In 2009, 2010 and 2011, we obtained some of our solar wafers and cells through toll manufacturing arrangements, under which we source and provide silicon feedstock to suppliers of ingots, wafers and cells. These suppliers convert these silicon raw materials into the solar wafers and cells that we use for our production of solar modules. The costs of solar wafers and cells that we obtain through these toll manufacturing arrangements consists of:

  •
  costs of purchasing the silicon feedstock;

  •
  labor costs incurred in inventory management;

  •
  labor costs incurred in blending the silicon feedstock as part of our silicon feedstock blending program; and

  •
  tolling fees charged by our suppliers under the tolling arrangements.

        The payments we make to our suppliers for the solar wafers and cells and the payments our suppliers make to us for the silicon feedstock that we source and provide are generally settled separately under these tolling arrangements. We do not include payments we receive for providing silicon feedstock as part of these toll manufacturing arrangements in our net revenues.

        In 2010, we began selling solar system kits. Solar modules make up a substantial portion of the cost of revenue on solar system kits. The cost of revenue on these solar modules is the cost of revenue on solar modules manufactured by us. The other components that make up the cost of solar system kits comprise of the costs of purchased inverters, racking systems, and other installation components.

        Our cost of revenues also includes warranty costs. We accrue 1.0% of our net revenues on solar modules and 0.8% on solar system kits as warranty costs at the time revenues are recognized. Before June 2009, we typically sold our standard solar modules with a two-year warranty against defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we increased our warranty against defects in materials and workmanship to six years. Effective August 1, 2011, we increased our warranty against defects in materials and workmanship to ten years and we guarantee that, for a period of 25 years, our modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline of the module will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

        We have the right to repair or replace solar modules, at our option, under the terms of the warranty policy. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. In April 2010, we entered into agreements with a group of insurance companies to back up these warranties. Under the policies, the insurance companies have agreed to cover the liabilities listed on our warranty statement up to certain maximum claim limits and subject to certain deductibles. The warranty insurance is renewable annually. See "Item 4. Information on the Company—B. Business Overview—Insurance."

        Our cost of revenues has historically increased due to the increase of our net revenues. Because we were more easily able to sell inventory produced in 2010 and because both our average selling prices of modules and costs of solar cells and wafers and silicon raw materials were more stable, write-downs of inventory significantly decreased in 2010 compared to 2009 even though inventories increased. The increase of write-downs of inventory in 2011 was primarily due to the sharp decline of our average selling prices of modules even though the inventory moderately increased from December 31, 2010 to December 31, 2011. Write-downs of inventory included in our cost of revenue were $12.5 million, $2.1 million and $8.5 million in 2009, 2010 and 2011, respectively. We recorded a loss on firm purchase commitments of $13.8 million, $1.6 million and $10.6 million for the years ended December 31, 2009, 2010 and 2011, respectively. The losses were computed using the lower of cost or market method. In December 2011, Deutsche Solar gave notice to us to terminate the 12-year wafer supply agreement with immediate effect. Deutsche Solar justified the termination with alleged breach of the agreement by

us. In the notice, Deutsche Solar reserved its right to claim damage of Euro148.6 million (approximately $192.6 million) in court. The 12-year supply agreement with Deutsche Solar was terminated in 2011. As a result, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. In addition, we made a full bad debt allowance of $17.4 million against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. The accrued amount of $27.9 million represents our best estimate for our loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro148.6 million (approximately $192.6 million) on the notice. It is reasonably possible that Deutsche Solar may claim additional damage losses in excess of the accrued amount; however, we are unable to reliably estimate the range of any additional exposure. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We have, from time to time, entered into long-term supply agreements with polysilicon and wafer suppliers. Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we chose to prematurely terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation. Any of these consequences could materially and adversely affect our operations."

  Gross Profit/Gross Margin

        Our gross profit is affected by a number of factors, including the average selling price of our products, our product mix, loss on firm purchase commitments under long-term supply agreements, and our ability to cost-effectively manage our supply chain.

        Our gross margin increased from 12.4% in 2009 to 15.3% in 2010, primarily because of greater vertical integration, especially from internally produced cells. Our gross margin decreased to 9.6% in 2011, primarily due to a decrease in the average selling price of our solar modules, offset in part by decreased polysilicon and non-polysilicon materials prices.

  Operating Expenses

        Our operating expenses include selling expenses, general and administrative expenses, and research development expenses. Our operating expenses have increased in recent years as our business has grown rapidly. We expect this trend to continue as our net revenues grow in the future. On a percentage basis, however, we expect our operating expenses to decline or remain constant with the growth of our operations.

  Selling Expenses

        Selling expenses consist primarily of salaries, transportation and customs expenses for delivery of our products, sales commissions for our sales personnel and sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Since the second quarter of 2006, selling expenses have included share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel. As we expand our business, we will increase our sales and marketing efforts and target companies in selected industry sectors in response to evolving industry trends. We expect as we increase our sales volume our selling expenses will increase as we hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees and insurance fees. Since the second quarter of 2006, our general and administrative expenses have included share-based compensation expenses for options and restricted shares granted to our general and administrative personnel, directors and consultants. We expect our general and administrative expenses to increase to support the anticipated growth of our business, such as hire additional personnel, upgrade our information technology infrastructure, and compliance-related costs. However, assuming our net revenues increase at our anticipated rate, we expect that our general and administrative expenses will remain constant or decrease as a percentage of our net revenues. Non-recurring general and administrative expenses increased significantly in 2010 because of increased legal, accounting and other professional fees in relation to our audit committee investigation and the shareholder class action lawsuits. In 2011, the expenses for legal and professional services were $12.1 million, compared to $16.2 million in 2010. In 2011, we recovered $4.4 million of the costs incurred in 2010 under our director and officer liability insurance policy. We expense our legal and professional service fees as incurred.—See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings".

  Research and Development Expenses

        Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. Since the second quarter of 2006, our research and development activities have included share-based compensation expenses for options and restricted shares granted to our research and development employees. We continue to increase our expenses on research and development. These expenses are primarily related to our ongoing efforts to improve our ingot and wafer, solar cell and module manufacturing processes.

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

  Share-based Compensation Expenses

        Under our share incentive plan, as of December 31, 2011, we had outstanding:

  •
  2,844,200 stock options;

  •
  499,540 restricted share units; and

  •
  353,280 restricted shares.

        For a description of the restricted shares, options, and restricted share units granted, including the exercise prices and vesting periods, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation—Share Incentive Plan". We recognize share-based compensation to employees as expenses in our statement of operations based on the fair value of the equity awarded on the date of the grant. The compensation expense is recognized over the period in which the recipient is required to provide service in exchange for the equity award.

        We have made an estimate of expected forfeitures and are recognizing compensation costs only for those equity awards that we expect to vest. We estimate our forfeitures based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expenses may change based on changes to our actual forfeitures.

        For the year ended December 31, 2011, we recorded share-based compensation expenses of approximately $4.1 million, compared to approximately $3.9 million for the year ended December 31, 2010. We have categorized these share-based compensation expenses in our:

  •
  cost of revenues;

  •
  selling expenses;

  •
  general and administrative expenses; and

  •
  research and development expenses,

depending on the job functions of the individuals to whom we granted the options, restricted stock units or restricted shares. The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2009		2010		2011
	(In thousands of US$, except for percentages)
Share-based compensation expenses included in:
Cost of revenues	412	7.6%	231	6.0%	686	16.9%
Selling expenses	733	13.5	509	13.1	683	16.8
General and administrative expenses	3,772	69.4	2,873	74.1	2,442	60.1
Research and development expenses	519	9.5	264	6.8	250	6.2

Total share-based compensation expenses	5,436	100.0%	3,877	100.0%	4,061	100.0%

        We expect to incur additional share-based compensation expenses as we expand our operations. For example, we anticipate that selling expenses will increase as we hire additional sales personnel to further expand our worldwide marketing activities in line with the expected growth of our operations.

  Interest Expenses

        Interest expenses consist primarily of interest incurred with respect to our short and long-term loans from Chinese commercial banks and the 6% convertible notes we issued privately to qualified institutional investors. Due to our significant use of long-term and short-term loans, interest expense has increased from $9.5 million in 2009 to $22.2 million in 2010. Our interest expense increased to $43.8 million in 2011 due to additional bank borrowings and higher borrowing rates.

  Gain (Loss) on Change in Fair Value of Derivatives

        The gains on change in fair value of derivatives in our 2009, 2010 and 2011 financial statements were associated with hedging part of our expected cash flows and balances denominated in foreign currencies, mainly in the Euro. During the years ended December 31, 2009 and 2010, the gain on change in fair value of these foreign currency derivatives amounted to $9.9 million and $1.7 million, respectively. In 2011, we incurred a loss on change in fair value of these foreign currency derivatives of $5.8 million. We recorded a foreign currency derivative liability of $0.5 million in 2009, both a foreign currency derivative asset of $2.2 million and a foreign currency derivative liability of $2.5 million in 2010 and a foreign currency derivative asset of $2.7 million in 2011.

  Foreign Exchange Gain (Loss)

        We recorded a foreign currency exchange loss of $36.3 million in 2010, mainly due to the depreciation of the Euro against the U.S. dollar during 2010, compared to a foreign currency exchange gain of $7.7 million in 2009. In 2011, we recorded a foreign exchange loss of $40.0 million, mainly due to depreciation of the Euro and appreciation of the Renminbi. Our accounts receivable are mainly denominated in U.S. dollars and Euros, while the U.S. dollar is our functional and reporting currency. In November and December 2009, the Euro exchange rate declined from $1.51 to €1.00 to slightly over $1.43 to €1.00, while in 2010 the Euro exchange rate varied between $1.19 to €1.00 and $1.42 to €1.00. In 2011, the Euro exchange rate varied between $1.29 to €1.00 and $1.49 to €1.00. This impacted the value of our Euro denominated accounts receivable and other Euro denominated assets.

  Income Tax Expense

        We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

        We are governed by the CBCA, a federal statute of Canada and are registered to carry on business in Ontario, which subject us to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rates were 33.0%, 31.0% and 28.25% for the years ended 2009, 2010 and 2011, respectively.

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Luoyang Manufacturing, CSI Technologies and CSI Changshu Manufacturing, are subject to taxation in China. CSI Solartronics has been recognized as an HNTE. However, because CSI Solartronics does not meet certain requirements for the reduced 15% enterprise income tax rate, CSI Solartronics is still subject to a 25% enterprise income tax rate. CSI Cells and CSI Luoyang Manufacturing are subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expire. CSI Technologies and CSI Changshu Manufacturing are subject to a reduced enterprise income tax rate of 12.5% until the end of 2012, when their tax holidays will expire. CSI Manufacturing is subject to a standard 25% enterprise income tax rate. As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly.

        The EIT Law also provides that enterprises established outside China whose "effective management" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "effective management" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Currently there are no detailed rules or precedents governing the procedures and specific criteria for determining an enterprise's effective management. As a substantial number of the members of our management team are located in China, we may be considered a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as it relates to our global income.

        Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider the undistributed earnings of our PRC subsidiaries (approximately $200.1 million at December 31, 2011) to be indefinitely reinvested in China, and consequently we have made no provision for withholding taxes for those amounts.

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

  Revenue Recognition

        Sales of modules, system kits and silicon materials are recorded when products are delivered and title and risk of loss or damage has passed to the customers. Sales to customers are recorded net of estimated returns. A system kit is a ready-to-install package consisting of solar modules produced by us and the third party supplied components, such as inverters, racking system, tracker and other accessories. We only recognize revenues when prices to the seller are fixed or determinable and collectability is reasonably assured. If collectability is not reasonably assured, we recognize revenue only upon collection of cash. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

        A majority of our contracts provide that products are shipped under the terms free on board, or FOB, ex-works or cost, insurance and freight, or CIF. Under FOB terms, we fulfill our obligation to deliver when the goods have passed over the ship's rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. Under ex-works terms, we fulfill our obligation to deliver when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in taking the goods from our premises to the desired destination. Under CIF terms, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination. The risk of loss of or damage to the goods, and any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship's rail in the port of shipment.

        We use the percentage of completion method to recognize revenue from systems integration projects for which we provide EPC services under an EPC contract when the contract price is fixed or determinable. We use the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. We periodically revise our profit estimates based on changes in facts, and immediately recognize any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. We recognize job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power systems as required by the engineering design. The construction periods normally extend beyond six months and less than one year.

        We enter into buy/sell arrangements with certain raw material vendors pursuant to which we sell finished goods, comprising either solar cells or solar modules, in exchange for raw materials, typically silicon wafers. These arrangements are made with counterparties in the same line of business and are executed as a means of securing a consistent supply of raw materials. The transactions are recorded in revenues and cost of revenues at fair value on a gross basis.

        We enter into toll manufacturing arrangements in which we receive solar wafers and return finished modules. We recognize a service fee as revenue when the processed modules are delivered.

        On occasion, we have permitted certain customers to return products for reasons that were not covered by our warranty. We periodically make estimates of our sales returns based on historical experience, and record such estimate as a reduction of revenue. As of December 31, 2009, 2010 and 2011, we had a sales return reserve of $8.5 million, $8.9 million and $6.2 million, respectively. Actual returns could differ from these estimates.

        Sometimes we grant extended credit terms to customers with whom we had positive historical collection experience and who have overall creditworthiness. In addition, some of our customers pay us through drawn upon acceptances, open accounts and letter of credit terms, which typically take 30 to 120 days to process in order for us to be paid. To assess the creditworthiness of our customers, we generally obtain credit information from reputable third-party sources, including Dunn & Bradstreet and insurance companies that ultimately insure us against customer credit default. Using the information collected, we further evaluate the potential effect of a delay in financing on the customers' liquidity and financial position, their ability to draw down financing as well as their ability and intention to pay should they not obtain the related financing. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. Based on the procedures that we perform around customer credit and collectability, we will recognize revenue by using the accrual basis or cash basis depending upon whether the collectability continues to be reasonably assured. If we believe that collectability is not reasonably assured, we do not recognize the revenue until cash payment is received from the customer. As of December 31, 2009, 2010 and 2011, we had inventories of $21.0 million, $18.8 million and $23.2 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured.

  Warranty Cost

        Before June 2009, we typically sold our standard solar modules and products with up to a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we increased our warranty against defects in materials and workmanship to six years. Effective August 1, 2011, we increased our warranty against defects in materials and workmanship to ten years and we guarantee that for a period of 25 years, our modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline of the module will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

        We have the right to repair or replace solar modules, at our option, under the terms of the warranty policy. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors' accrual history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, we will prospectively revise our accrual rate. There was no prospective reversion for each period presented. We currently take a 1% warranty provision against our revenue for sales of solar modules and 0.8% for solar system kits.

        In April 2010, we entered into agreements with a group of insurance companies to back up our warranties. Under the policies, the insurance companies have agreed to cover the liabilities listed on our warranty statement up to certain maximum claim limits and subject to certain deductibles. Insurance premiums are recorded as other non-current assets and amortized over the 25-year term of the insurance policy. The use of insurance may alter the costs of our warranty program.

  Impairment of Long-lived Assets

        We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2009, 2010 and 2011.

  Allowance for Doubtful Accounts

        We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We establish allowances for doubtful accounts primarily based upon the age of our receivables and factors surrounding the credit risk of specific customers. As of December 31, 2009, 2010 and 2011, an allowance for doubtful accounts of $18.0 million, $8.0 million and $9.5 million, respectively, was established for certain customers where management expected a credit risk on the collection of accounts receivable balances. We made a provision of $10 million related to a particular customer in 2009 due to the fact that the customer's account was more than 90 days overdue and the customer had communicated to us that it was unable to pay. We recovered the full overdue payment in 2010 after having taken legal proceedings against the customer. This is the primary reason for the significant reversal of the allowance for doubtful accounts in 2010. Of the $10 million balance, $2 million was covered by Sinosure but no cash has been received from Sinosure as the balance has been recovered from the customer. From mid-2009, we started to purchase insurance from Sinosure for accounts receivable to mitigate collection risks from some customers. We establish allowances for all doubtful accounts according to our allowance policy regardless of whether such accounts are covered by Sinosure insurance. For the amounts recoverable from Sinosure, we recorded $7.1 million, $4.2 million and $5.3 million in prepaid expenses and other current assets as of December 31, 2009, 2010 and 2011, respectively. With respect to advances to suppliers, primarily suppliers of solar cells, solar wafers and silicon raw materials, we perform ongoing credit evaluations of their financial condition. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintained a reserve for potential credit losses for advances to suppliers as of December 31, 2009, 2010 and 2011 of $11.0 million, $19.4 million and $38.1 million, respectively. The reserves as of December 31, 2011 include allowances on advances to LDK of $9.5 million, allowances on advances to an UMG-Si supplier of $10.2 million and allowances on advances to Deutsche Solar of $17.4 million.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials, and where applicable, direct labor costs, tolling costs and any overhead that we incur in bringing the inventories to their present location and condition.

        Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand. The write-down of inventories for the years ended December 31, 2009, 2010 and 2011 were $12.5 million, $2.1 million and $8.5 million, respectively.

        In the past, we entered into firm purchase commitments to acquire materials from our suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable, such as a take-or-pay provision which requires us to pay for committed volumes regardless of whether we actually acquire the materials. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach that is used to value inventory. The computation of the loss on firm purchase commitments is subject to several estimates, including primarily the ultimate selling price of the finished goods of which these raw materials comprise a part, and is therefore inherently uncertain. Further, we only record the expected loss as it relates to the following fiscal period, as we are unable to reasonably estimate future market prices beyond one year. As a result, changes in the cost of materials or sales price of modules will directly affect the computation of the estimated loss on firm purchase commitments and our consolidated financial statements in the following years. We purchased the minimum contracted volume for year 2009 under our 12-year supply agreement with Deutsche Solar. We did not, however, purchase the minimum contracted volumes for year 2010 and year 2011. The agreement contains a provision stating that if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. We believe that it is more likely than not that the take-or-pay provisions of the agreement are void under German law. In December 2011, Deutsche Solar gave notice to us to terminate the 12-year wafer supply agreement with immediate effect. Deutsche Solar justified the termination with alleged breach of the agreement by us. In the notice, Deutsche Solar reserved its right to claim damage of Euro148.6 million (approximately $192.6 million) in court. The 12-year supply agreement with Deutsche Solar was terminated in 2011. As a result, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. In addition, we made a full bad debt allowance of $17.4 million against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. The accrued amount of $27.9 million represents our best estimate for our loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million (approximately $192.6 million) on the notice. It is reasonably possible that Deutsche Solar may claim additional damage losses in excess of the accrued amount; however, we are unable to reliably estimate the range of any additional exposure.

        Finally, we believe that the supply agreement was terminated in 2011 and, as a result, we are no longer obligated to purchase (and pay for) wafers for year 2012 and after.

        We outsource portions of our manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include the transfer of title of the raw material inventory (silicon, ingots or wafers) to third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which the title is not transferred, we maintain such inventory on our balance sheet as raw materials inventory while it is in the physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer.

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

        The book value of our investment in an UMG-Si supplier was $3.0 million as of December 31, 2010. Due to the supplier's financial position and default on scheduled material delivery in 2010, we made an investment impairment of $3.0 million. The impairment reduced the carrying value of the investment in our balance sheet to nil as at December 31, 2010.

        Our primary objective for holding derivative and financial instruments is to manage foreign currency risk. We record derivative and financial instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair value of those derivatives and financial instruments is based on the use of each derivative and financial instrument and whether or not they qualify for hedge accounting. We entered into certain foreign currency derivative contracts to hedge part of our foreign currency exposures, mainly in the Euro, against the U.S. dollar using foreign exchange forward or option contracts. The foreign currency derivative contracts did not qualify for hedge accounting and, as a result, changes in their fair value are recognized in the statement of operations. We recorded a gain on foreign currency derivative contracts of $9.9 million, $1.7 million and a loss of $5.8 million for the years ended December 31, 2009, 2010 and 2011, respectively.

        Changes to any of the assumptions used in the valuation model could materially impact the valuation results. Our foreign currency derivative instruments relate to foreign exchange forward or option contracts involving major currencies such as the Euro and the U.S. dollar. Since our derivative and financial instruments are not traded on an exchange, they are valued using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs for these valuation models. These inputs are observable in active markets over the terms of the instruments we hold, and accordingly, the fair value measurements are classified as Level 2 in the fair value hierarchy. We consider the effect of our own credit standing and that of our counterparties in the valuation of our derivative and financial instruments. A more detailed discussion on fair value measurement is reflected in Note 7 to our consolidated financial statements included elsewhere in this annual report.

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

  Share-based Compensation

        We have granted share-based compensation in the forms of restricted shares, options and restricted share units to our directors, officers and employees. The value of share-based payment compensation is based on grant date fair value and is recognized in our consolidated financial statements over the requisite service period, which is generally the vesting period. We grant our restricted shares at their fair value, which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted. For share options, we use the binominal model. Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the options, the price volatility of our underlying shares, the risk free interest rate, the expected dividend rate, and the estimated forfeitures of the options. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.

  Recently Issued Accounting Pronouncements

        In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles under U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial statements.

        In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220), Presentation of Comprehensive Income". The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, "Comprehensive Income," and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income, or AOCI, in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities. The adoption of this ASU will change our presentation of comprehensive income in our consolidated financial statements.

        In September 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment". This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in this ASU apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial statements.

        On December 16, 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. To facilitate the comparison between financial statements prepared under U.S. GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. We do not believe that the adoption of this ASU will have a material effect on our consolidated financial statements.

  Results of Operations

        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2009		2010		2011
	(in thousands of US$, except percentages)
Net revenues	$630,961	100.0%	$1,495,509	100.0%	$1,898,922	100.0%
Cost of revenues	552,856	87.6%	1,266,737	84.7%	1,716,640	90.4%
Gross profit	78,105	12.4%	228,772	15.3%	182,282	9.6%
Operating expenses:
Selling expenses	22,089	3.5%	47,109	3.2%	69,341	3.7%
General and administrative expenses	46,324	7.3%	54,520	3.6%	86,269	4.5%
Research and development expenses	3,180	0.5%	6,843	0.5%	19,839	1.0%
Total operating expenses	71,593	11.3%	108,472	7.3%	175,449	9.2%
Income from continuing operations	6,512	1.0%	120,300	8.0%	6,833	0.4%
Other income (expenses)
Interest expenses	(9,459)	(1.5)%	(22,164)	(1.5)%	(43,844)	(2.3)%
Interest income	5,084	0.8%	6,936	0.5%	8,447	0.4%
Gain(loss) on change in fair value of derivatives	9,870	1.6%	1,657	0.1%	(5,751)	(0.3)%
Investment income (loss)	1,788	0.3%	(2,854)	(0.2)%	(41)	(0.0)%
Foreign exchange gain (loss)	7,681	1.2%	(36,293)	(2.4)%	(40,007)	(2.1)%
Income(loss) before income taxes	21,476	3.4%	67,582	4.5%	(74,363)	(3.9)%
Income tax (expense) benefit	1,302	0.2%	(16,754)	(1.1)%	(16,540)	(0.9)%
Net income (loss)	22,778	3.6%	50,828	3.4%	(90,903)	(4.8)%
Less: Net income attributable to non-controlling interest	132	—	259	—	(99)	(0.0)%
Net income (loss) attributable to Canadian Solar Inc.	22,646	3.6%	50,569	3.4%	(90,804)	(4.8)%

  Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Net Revenues.    Our total net revenues increased by $403.4 million, or 27.0%, from $1,495.5 million in 2010 to $1,898.9 million in 2011. Increase in net revenues from non-European markets contributed $365.9 million to increase in our total net revenues in 2011. Our net revenues increased primarily due to increased shipments from 803.5 MW in 2010 to 1,322.5 MW in 2011, an increase of 64.6%, offset by decreased average selling prices of our standard solar modules from $1.80 per watt in 2010 to $1.34 per watt in 2011.

        Our shipments to European markets increased by 216.4 MW from 665.9 MW in 2010 to 882.3 MW in 2011. And our shipments to non-European markets increased by 302.7 MW from 137.6 MW in 2010 to 440.3 MW in 2011. The increase in shipments in non-European markets primarily came from China, U.S. and India among others as we increased our marketing efforts and expanded our customer base in these markets.

        We periodically make estimates of our sales returns based on historical experience and record such estimates as a reduction of revenues. As of December 31, 2010 and 2011, we had a sales return reserve of $8.9 million and $6.2 million, respectively. Actual returns could differ from these estimates.

        Cost of Revenues.    Our cost of revenues increased by $449.9 million, or 35.5%, from $1,266.7 million in 2010 to $1,716.6 million in 2011. The increase in our cost of revenues was in line with the increase in our net revenues for the year, offset by a decrease in raw materials costs for the year due to market supply competition on wafers and solar cells. Cost of revenues as a percentage of our total net revenues increased from 84.7% in 2010 to 90.4% in 2011.

        We recorded a loss on firm purchase commitments of $1.6 million and $10.6 million for the years ended December 31, 2010 and 2011, respectively. The 12-year supply agreement with Deutsche Solar was terminated by the end of 2011. As a result, we reclassified the accrued loss on firm purchase commitments of $27.9 million as of December 31, 2011 to loss contingency accruals.

        Our inventory write-downs for year 2010 and year 2011 were $2.1 million and $8.5 million, respectively.

        Gross Profit.    As a result of the foregoing, our gross profit decreased by $46.5 million, or 20.3%, from $228.8 million in 2010 to $182.3 million in 2011. Our gross profit margin decreased from 15.3% in 2010 to 9.6% in 2011.

        Operating Expenses.    Our operating expenses increased by $67.0 million, or 61.7%, from $108.5 million in 2010 to $175.4 million in 2011. Operating expenses as a percentage of our total net revenues increased from 7.3% in 2010 to 9.2% in 2011.

        Selling Expenses.    Our selling expenses increased by $22.2 million, or 47.2%, from $47.1 million in 2010 to $69.3 million in 2011. The increase in our selling expenses was due to increases in shipping and handling costs by $8.1 million, sales commissions and payroll costs by $5.4 million, and advertising and promotion costs by $5.3 million, all in line with the increased shipments and personnel. Selling expenses as a percentage of our net total revenues increased from 3.2% in 2010 to 3.7% in 2011.

        General and Administrative Expenses.    Our general and administrative expenses increased by $31.7 million, or 58.2%, from $54.5 million in 2010 to $86.3 million in 2011. The increase in our general and administrative expenses was primarily due to an increase in allowance for doubtful accounts by $20.2 million, or 673.3%, from $3.0 million in 2010 to $23.2 million in 2011, including a $17.4 million allowance related to advances to Deutsche Solar, and an increase in salary and benefits expenses by $8.0 million, or 46.8%, from $16.9 million in 2010 to $24.9 million in 2011.

        Research and Development Expenses.    Our research and development expenses increased by $13.0 million, or 190.0%, from $6.8 million in 2010 to $19.8 million in 2011. The increase in research and development expenses was primarily due to the development of our next-generation, high-efficiency cells, expanded and other innovative product development initiatives and the expansion of our research and development team. We expect our research and development expenses will continue to increase in 2012 as we continue to undertake technology development related to future product offerings. Research and development expenses as a percentage of our total net revenues were approximately 0.5% and 1.0% in 2010 and 2011, respectively.

        Interest Expenses, Net.    Our interest expenses, net increased by $20.2 million, or 132.4%, from $15.2 million in 2010 to $35.4 million in 2011. The increase in our interest expenses from $22.2 million in 2010 to $43.8 million in 2011, or 97.8% was due to a significant increase in bank borrowings to finance our increased working capital requirements and our daily operations during 2011. Interest expense is expected to increase in the near future in line with increased bank borrowings. Interest income increased from $6.9 million in 2010 to $8.4 million in 2011, or 21.8%, mainly due to increased restricted cash and higher rates.

        Gain/( Loss) On Change in Fair Value of Derivatives.    In 2011, we recorded a loss on change in fair value of derivatives of $5.8 million, compared to a gain of $1.7 million in 2010. The gain or loss on change in fair value of derivatives represents a gain or loss on the foreign currency hedges that we established on part of our expected cash flows and balances denominated in foreign currencies, mainly in the Euro, by means of foreign currency forward or option contracts.

        Investment Income/(Loss).    We recorded an investment loss of $41,163 in 2011 compared to investment loss of $2.8 million in 2010. The investment loss in 2010 was mainly due to the impairment of an investment in a UMG-Si supplier amounting to $3.0 million.

        Foreign Exchange Loss.    We recorded a foreign exchange loss of $40.0 million in 2011, compared to a foreign exchange loss of $36.3 million in 2010. These foreign exchange losses were mainly due to the depreciation of the Euro and appreciation of the Renminbi against the U.S. dollar.

        Income Tax Benefit (Expenses).    Our income tax expense was $16.5 million in 2011, compared to $16.8 million in 2010. Although we experienced loss in 2011, the income tax expenses remained stable mainly due to our tax structure where revenues for certain Chinese subsidiaries from overseas trading companies are on a cost plus basis, and can result in taxes being owed in some jurisdictions even when we incurred an overall loss.

        Net Income Attributable To Non-Controlling Interest.    The net income attributable to non-controlling interest represented the share of net income by the non-controlling shareholders in our Japanese, German and US subsidiaries.

        Net Income (Loss) Attributable To Canadian Solar Inc.    As a result of the foregoing, the net income attributable to Canadian Solar Inc. decreased by $141.4 million, or 279.6%, from $50.6 million in 2010, to negative $90.8 million in 2011.

  Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Net Revenues.    Our total net revenues increased by $864.6 million, or 137.0%, from $630.9 million in 2009 to $1,495.5 million in 2010. Our net revenues increased primarily due to increased shipments from 297.2 MW in 2009 to 803.5 MW in 2010, an increase of 170.4%, offset by decreased average selling prices of our standard solar modules from $2.13 per watt in 2009 to $1.80 per watt in 2010.

        We periodically make estimates of our sales returns based on historical experience and record such estimates as a reduction of revenues. As of December 31, 2009 and 2010, we had sales return reserve of $8.5 million and $8.9 million, respectively. Actual returns could differ from these estimates.

        Cost of Revenues.    Our cost of revenues increased by $713.9 million, or 129.1%, from $552.9 million in 2009 to $1,266.7 million in 2010. The increase in our cost of revenues was in line with the increase in net revenues for the year, offset by a decrease in raw materials prices for the year due to market supply competition on wafers and solar cells. Cost of revenues as a percentage of our total net revenues decreased from 87.6% in 2009 to 84.7% in 2010.

        A loss on firm purchase commitments of $13.8 million and $1.6 million under our long-term wafer supply agreement with Deutsche Solar was recorded in 2009 and 2010, respectively. Our inventory write-downs for 2009 and 2010 were $12.5 million and $2.1 million, respectively.

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

        General and Administrative Expenses.    Our general and administrative expenses increased by $8.2 million, or 17.7%, from $46.3 million in 2009 to $54.5 million in 2010. The increase in our general and administrative expenses was due to increases in personnel costs in line with the increase in the size of our organization and increased compliance related consulting and professional fees, offset by a decrease in allowance for doubtful accounts from tighter credit controls introduced in 2010. General and administrative expenses as a percentage of our total net revenues decreased from 7.3% in 2009 to 3.6% in 2010. The general and administrative expenses included an allowance for doubtful accounts was $18.1 million for the year ended December 31, 2009, compared to $3.0 million for the year ended December 31, 2010.

        Research and Development Expenses.    Our research and development expenses increased by $3.6 million, or 115.2%, from $3.2 million in 2009 to $6.8 million in 2010. The increase in research and development expenses was due to increased headcount of our research and development personnel, salaries and investments in research and development of new cell types. We expect our expenditures for research and development efforts continue to increase in 2011 as we continue to undertake technology development related to future product offerings with the established solar module and solar cell testing center and solar cell research laboratory. Research and development expenses as a percentage of our total net revenues remained the same at approximately 0.5% in 2009 and 2010.

        Interest Expenses, Net.    Our interest expenses, net increased by $10.8 million, or 248.1%, from $4.4 million in 2009 to $15.2 million in 2010. The increase in our interest expenses from $9.5 million in 2009 to $22.2 million in 2010, or 134.3% was due to a significant increase in bank borrowings, both short-term and long-term, to finance our working capital requirements and our daily operations during 2010. Interest income increased from $5.1 million in 2009 to $6.9 million in 2010, or 36.4%, mainly due to an increase in deposits in the bank, including guarantee deposits.

        Gain On Change in Fair Value of Derivatives.    In 2009, we recorded a gain on change in fair value of derivatives of $9.9 million, compared to a gain of $1.7 million in 2010. The gains on change in fair value of derivatives mainly represent gains on the foreign currency hedges that we established on part of our Euro cash flows by means of foreign currency forward or option contracts.

        Investment Income/(Loss).    We recorded an investment loss of $2.9 million in 2010 compared to investment income of $1.8 million in 2009. The investment loss in 2010 was mainly due to the impairment of an investment in an UMG-Si supplier amounting to $3.0 million.

        Foreign Exchange Gain.    We recorded a foreign exchange gain of $7.7 million in 2009, compared to a foreign exchange loss of $36.3 million in 2010. The appreciation of the Euro, in which many of our sales are denominated, against the U.S. dollar in 2009 resulted in the foreign exchange gain in 2009. In contrast, the foreign exchange loss in 2010 was mainly due to the depreciation of the Euro against the U.S. dollar.

        Income Tax Benefit (Expenses).    Our income tax benefit was $1.3 million in 2009, compared to income tax expenses of $16.8 million in 2010. The increase of income tax expenses in 2010 was mainly due to an increase in taxable income from our growth during the year, particularly a substantial increase in taxable income for operations outside China, which are subject to U.S. and Canadian income tax rates. The increase in income tax expenses was also attributable to the increase of tax rates by some of our Chinese subsidiaries, which ended their tax exemption periods in 2009, and only enjoyed transitional tax rates, which were half of the statutory rates, in 2010.

        Net Income Attributable To Non-Controlling Interest.    The net income attributable to non-controlling interest represented the share of net income by the non-controlling shareholders in our Japanese subsidiary.

        Net Income (Loss) Attributable To Canadian Solar Inc.    As a result of the foregoing, the net income attributable to Canadian Solar Inc. increased by $28.0 million, or 123.3%, from $22.6 million in 2009, to $50.6 million in 2010.

B.    Liquidity and Capital Resources

  Cash Flows and Working Capital

        In 2011, we financed our operations primarily through cash flows from operations and short-term and long-term borrowings. As of December 31, 2011, we had $344 million in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits with original maturities of three months or less that are outstanding and placed with banks. As of March 31, 2012, we had contractual bank lines with aggregated limit of approximately $607 million, of which $290 million are available to us beyond December 31, 2012. In addition, we had non-contractual bank lines with aggregated limit of approximately $1,168 million, of which $575 million are available to us beyond December 31, 2012. Non-contractual bank lines represent non-legally binding facility limits granted by banks, which could be changed unilaterally at banks' own discretion. As of March 31, 2012, among all contractual and non-contractual bank lines, we had drawn down approximately $88 million of long-term borrowings, of which $83 million was secured by charges on land use right and property, plant and equipment, and approximately $862 million of short-term borrowings, of which $79 million was secured by charges on inventory, land use right, and property, plant and equipment. The long-term borrowings mature at various times during 2013 and 2015 and bear interest at rates of between 5.66% and 6.90% per annum. The short-term borrowings mature at various times during 2012 and the first quarter of 2013 and bear interest at rates of between 0.64% and 7.26% per annum. Our bank lines contain no specific extension terms but, historically, we have been able to obtain new short-term loans on terms similar to those of the maturing short-term loans shortly before they mature. If we are unable to extend or renew our bank lines, we may be forced to curtail our planned capital expenditures or operating expenses.

        We are generally required to make prepayments to certain suppliers of silicon wafers, cells and silicon raw materials. Even though we require some customers to make partial prepayments, there is typically a lag between the time our prepayment for silicon wafers, cells and silicon raw materials are due and the time our customers submit those prepayments. The purchase of solar wafers and cells and silicon raw materials through toll manufacturing arrangements has required, and will continue to require, us to make significant commitments of working capital beyond that generated from our cash flows from operations to support our estimated production output.

        We expect that our accounts receivable and inventories, two of the principal components of our current assets, will increase in line with increases in our net revenues. Due to market competition, in many cases, we offer credit terms to our customers ranging from 30 days up to 120 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $9.0 million as of December 31, 2010 and $65.2 million as of December 31, 2011. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase credit term sales to creditworthy customers after careful review of their credit standings and accept export credit insurance by Sinosure.

        Our inventories have increased due to the rapid growth of our operations and business. Our inventory turnover days increased from 63 days in 2010 to 65 days in 2011.

        The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2009	2010	2011
	(in thousands of US$)
Net cash provided by (used in) operating activities	50,915	(58,487)	60,124
Net cash used in investing activities	(234,568)	(133,989)	(193,577)
Net cash provided by financing activities	228,173	312,629	177,748
Net increase in cash and cash equivalents	44,450	128,541	55,343
Cash and cash equivalents at the beginning of the year	115,661	160,111	288,652
Cash and cash equivalents at the end of the year	160,111	288,652	343,995

  Operating Activities

        Net cash used in operating activities of $58.5 million in 2010 has increased to net cash provided by operating activities of $60.1 million in 2011. The increase change from 2010 to 2011 was primarily due to strengthened working capital management which led to increases in accounts payable, short-term notes payable and advances from customers, partially offset by increases in accounts receivable.

        Net cash provided by operating activities of $50.9 million in 2009 decreased to net cash used in operating activities of $58.5 million in 2010. The change from 2009 to 2010 was due to a significant increase in inventories as our business expanded. In addition, we experienced shorter payment terms from our suppliers as a result of short supplies in the solar market, resulting in sharp decreases in both accounts and short-term notes payable.

  Investing Activities

        Net cash used in investing activities increased from $134.0 million in 2010 to $193.6 million in 2011. The increase was primarily due to an increase in property, plant and equipment as a result of improvements of our solar cell manufacturing capacity, technology and other projects offset in part by a decrease in restricted cash in 2011.

        Net cash used in investing activities decreased from $234.6 million in 2009 to $134.0 million in 2010. The decrease was primarily due to a significant reduction in the use of restricted cash to secure bank notes payable in our operating activities offset in part an increase in property, plant and equipment as a result of the expansion of our manufacturing facilities in 2010.

  Financing Activities

        Net cash provided by financing activities decreased from $312.6 million in 2010 to $177.7 million in 2011, primarily as a result of reduced net proceeds from short-term borrowings in 2011.

        Net cash provided by financing activities increased from $228.2 million in 2009 to $312.6 million in 2010, primarily due to proceeds from long-term and short-term bank borrowings.

        We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months ending December 31, 2012 under our current market guidance. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

  Capital Expenditures

        We made capital expenditures of$72.2 million, $134.3 million and $205.4 million in 2009, 2010 and 2011, respectively. Our capital expenditures were used primarily to expand our manufacturing capacity for ingot, wafer, solar cells and solar modules. As of December 31, 2011, we have a total capital commitment of approximately $3.1 million.

  Restricted Net Assets

        Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. Our board of directors determines the staff welfare and bonus reserve. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $258.9 million, $491.2 million and $354.0 million as of December 31, 2009, 2010 and 2011, respectively.

        Our operations in China are subject to certain restrictions on the transfer and use of cash within the Company. Transfers of cash between our PRC subsidiaries and the Canadian parent company are restricted to normal trade business payments and any further capital contribution from the Canadian parent company only under China's existing foreign currency regulations. Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, certain government authorities, including the Ministry of Commerce or its local counterparts, must approve these capital contributions. These limitations could affect the ability of our Chinese subsidiaries to obtain foreign exchange through equity financing.

        As of December 31, 2011, $200.1 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under accounting principles generally accepted in the PRC, to a non-distributable general reserve. After making this appropriation, the balance of the $200.1 million of undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute the distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

C.    Research and Development

        We have significantly expanded our research and development activities since 2009. We have two new research and development centers with state-of-the-art equipment, the Center for Solar Cell Research and the Center for Photovoltaic Testing and Reliability Analysis. The Center for Solar Cell Research is focused on developing new high efficiency solar cells and advanced low cost solar cell processing technologies. The Center for Photovoltaic Testing and Reliability Analysis is focused on photovoltaic module testing, photovoltaic module components testing and qualifications, and photovoltaic module performance and reliability testing and analysis. As of December 31, 2011, we had approximately 171 employees in research, product development and engineering.

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

        Going forward, we will focus on the following research and development initiatives that we believe will enhance our competitiveness:

  •
  High efficiency cells.  We have developed ESE and metal wrap-through cells, which we have begun commercializing. We are focusing our current research and development on N-type, heterojunction intrinsic thin-layer and other high efficiency cell designs. On a test basis, we have produced an N-type bi-facial cell; however, we do not plan to commercially produce this product until a later date. Such cell structures are believed to lower the overall cost of manufacturing solar modules, making the resulting modules cheaper to install. Higher-powered modules might also command a modest premium.

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

E.    Off Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.     Tabular Disclosure of Contractual Obligations

  Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(In thousands of US$)
Short-term debt obligations	743,687	743,687	—	—	—
Interest related to short-term debt obligations(1)	11,553	11,553	—	—	—
Operating lease obligations	16,882	4,136	5,328	4,347	3,071
Purchase obligations(2)	1,343,892	299,038	618,841	426.013	—
Convertible notes(3)	1,360	60	120	120	1,060
Other long-term borrowing(4)	88,249	—	71,355	16,894	—
Interest related to long-term debt(5)	16,223	5,948	9,692	583	—

Total	2,221,846	1,064,422	705,336	447,957	4,131

Notes:

(1)
Interest rates range from 0.85% to 7.26% per annum for short-term debt.

(2)
Includes commitments to purchase production equipment of $3.1 million and commitments to purchase solar cells, wafers and silicon raw materials of $1,340.8 million.

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

(4)
The other long-term borrowings mainly consist of the following items: unsecured commercial loans with Agricultural Bank of China of $4.8 million; secured commercial loans with Agricultural Bank of China of $35.9 million, Bank of Communication of $34.1 million, and with Export and Import Bank of Nanjing of $13.5 million.

(5)
Interest rates range from 5.66% to 6.90% per annum for long-term borrowings.

        The above table excludes uncertain tax liabilities of $12.3 million, as we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions. For additional information, see the notes to our consolidated financial statements, included herein.

        In April 2012, we have entered into a purchase agreement with SkyPower to acquire a majority interest in 16 solar projects for a total consideration of approximately CAD185 million ($185 million), of which $69.8 million will be paid once the closing conditions are met, $69.8 million is due on May 31, 2012 and the balance is to be paid as the solar projects reach certain milestones.

        Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2011.

G.    Safe Harbor

        This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "is/are likely to" or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

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

        Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. See "Item 3. Key Information—
D. Risk Factors" for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report may include additional factors that could adversely influence our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. We cannot predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.*

Name	Age	Position/Title
Shawn (Xiaohua) Qu	48	Chairman of the Board, President and Chief Executive Officer
Robert McDermott	70	Lead Independent Director
Lars-Eric Johansson	65	Independent Director
Harry E. Ruda	53	Independent Director
Michael G. Potter*	45	Senior Vice President, Chief Financial Officer and Director
Charlotte Xi Klein	56	Senior Vice President, Global Operations
Yan Zhuang	48	Senior Vice President, Global Sales and Marketing

*
Weiwen Chen resigned from the position of Chief Financial Officer in July 2011 and resigned from the Company in September 2011. Michael G. Potter, who had been an independent director, was appointed our Senior Vice President, Chief Financial Officer and director in July 2011. With the appointment of Harry E. Ruda as an independent director in July 2011, the size of our board of directors increased from four to five directors.

Jessica Zhou resigned as General Counsel and Corporate Secretary in March 2012.

  Directors

        Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Prior to joining us, Dr. Qu worked at ATS Automation Tooling Systems, Inc. and its subsidiaries in the solar power business from 1998 to 2001, where he performed various responsibilities, including acting as product engineer, director for silicon procurement, director for solar product strategic planning and business development and technical vice president (Asia Pacific region) of Photowatt International S.A. From 1996 to 1998, Dr. Qu was a research scientist at Ontario

Power Generation (formerly Ontario Hydro), where he worked as a process leader in the development of SpheralSolarTM technology, a next-generation solar technology. Prior to joining Ontario Power Generation Corp., Dr. Qu was a post-doctorate research fellow at the University of Toronto, focusing on semiconductor optical devices and solar cells. He has published research articles in academic journals such as IEEE Quantum Electronics, Applied Physics Letter and Physical Review. Dr. Qu received a Ph.D. degree in material science from the University of Toronto in 1995, a Master of Science in physics from University of Manitoba in 1990 and a Bachelor of Science in applied physics from Tsinghua University in Beijing, China in 1986.

        Mr. Robert McDermott has served as lead independent director of our Company since August 2006. Mr. McDermott is a corporate director and consultant. Before July 2011, he was a partner with McMillan LLP, a business law firm based in Canada, where he practiced business law, with an emphasis on mergers and acquisitions, securities and corporate finance, and advised boards and special committees of public companies on corporate governance matters. He is now a counsel to the firm. Mr. McDermott was admitted to the Ontario Bar in Canada in 1968. He has a Juris Doctor degree from the University of Toronto in1966 and a Bachelor of Arts degree from the University of Western Ontario in 1963.

        Mr. Lars-Eric Johansson has served as an independent director of our Company since August 2006. Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. He has been the president and chief executive officer of Ivanplats Limited (formerly known as Ivanhoe Nickel & Platinum Ltd.), a Canadian private mining company since May 1, 2007. From 2004 to 2007, Mr. Johansson was a director and chairperson of the audit committee of Harry Winston Diamond Corporation, a specialist diamond company with assets in the mining and retail segments of the diamond industry. From May 2004 to April 2006, he was an executive vice president and the chief financial officer of Kinross Gold Corporation, a gold mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Between June 2002 and November 2003, Mr. Johansson was an executive vice president and chief financial officer of Noranda Inc., a Canadian mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Until May 2004, Mr. Johansson served as a special advisor at Noranda Inc. From 1989 to May 2002, he was the chief financial officer of Falconbridge Limited, a mining and metals company in Canada listed on the Toronto Stock Exchange. He has chaired the audit committee of Golden Star Resources Ltd., a gold mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, from 2006 to 2010. From 2002 to 2003, he was also a director of Novicor Inc., a company listed on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.

        Dr. Harry E. Ruda has served as an independent director since July 2011. He is the Director of the Centre for Advanced Nanotechnology, the Stanley Meek Chair in Nanotechnology and Professor of Applied Science and Engineering at the University of Toronto, Canada. From 1982 to 1984, he developed one of the first theories for electron transport in selectively doped two dimensional electron gas heterostructures, while working as an IBM post-doctoral fellow. From 1984 to 1989, he was a senior scientist at 3M Corporation, developing some of the first models for electronic transport and optical properties of wide bandgap II-VI semiconductors. Dr. Ruda joined the faculty of the University of Toronto in 1989 in the Material Science and Engineering and Electrical and Computer Engineering Departments. His research interests focus on the fabrication and modeling of semiconductor nanostructures with applications in the fields of optoelectronics and sensing. Dr. Ruda is one of the founders of a Canadian National Centre of Excellence in Photonics. He has served on the National Science and Engineering Council of Canada and on other government panels, including those of the DOE, EPA and NSF in the United States and the RAE and EPSRC in the UK. Dr. Ruda is a Fellow of the Royal Society of Canada. He obtained his PhD in semiconductor physics from the Massachusetts Institute of Technology in 1982.

        Mr. Michael G. Potter has served as an independent director of our Company since September 2007 until he was appointed our director, chief financial officer and senior vice president since July 2011. Mr. Potter has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. From February 2009 to April 2011, he served as the corporate vice president and chief financial officer of Lattice Semiconductor Corporation, a Nasdaq-listed semiconductor device company. Prior to that, he was senior vice president and chief financial officer of NYSE-listed NeoPhotonics Corporation, a leading provider of photonic integrated circuit-based modules, components and subsystems for use in optical communications networks with extensive operations in Shenzhen, China. Before joining NeoPhotonics in May 2007, he was the senior vice president and chief financial officer of STATS ChipPAC, a semiconductor assembly and test services company based in Singapore and listed on the Singapore Stock Exchange. Before that, he held a variety of executive positions at NYSE-listed Honeywell Inc. Mr. Potter is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University, Canada and a Diploma of Accountancy from McGill University, Canada.

  Executive Officers

        Ms. Charlotte Xi Klein has served as our senior vice president of global operations since July 2011. Prior to that, she has served as our vice president of global operations from November 2009 to July 2011, vice president of finance from August 2008 to November 2009 and our compliance officer from September 2007 to November 2009. She also served as our corporate controller from February 2007 to July 2008. Prior to joining us, between 2004 and 2007, Ms. Xi Klein was director of accounting and compliance at ARAMARK Corporation, a Fortune 500 company, and TV Guide Magazine in the United States, responsible for financial reporting and successfully implementing Sarbanes-Oxley compliance during the first year of its applicability. In addition to her corporate reporting experience, Ms. Xi Klein spent eight years in manufacturing facilities with progressive job responsibilities from cost accountant to plant controller for Saint-Gobain Corporation and Armstrong World Industries. Ms. Xi Klein holds a bachelor's degree from the Shanghai Teachers University and MA and MBA degrees from the Midwestern State University in Texas. She is also a member of the AICPA and has been a Texas-licensed CPA since 1996.

        Mr. Yan Zhuang has served as our senior vice president of global sales and marketing since July 2011, and prior to that as our vice president of global sales and marketing since June 2009. He was an independent director of our Company from September 2007 to June 2009. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 15 years. In 2008, he founded and became a director of INS Research and Consulting. Mr. Zhuang was the head of Asia for Hands-on Mobile, Inc., a global media and entertainment company with operations in China, South Korea and India, from 2006 to 2007. He previously served as our senior vice president of business operations and marketing in Asia. Before joining Hands-on Mobile, Inc., he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific regional director of marketing planning and consumer insight. Prior to that, he was a marketing consultant in Canada and China. Mr. Zhuang holds a bachelor's degree in electrical engineering from Northern Jiaotong University, China, a Master of Science degree in applied statistics from the University of Alberta, Canada and a Master of Science degree in marketing management from the University of Guelph, Canada.

  Duties of Directors

        Under our governing statute, our directors have a duty of loyalty—to act honestly and in good faith with a view to our best interests. They also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

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

B.    Compensation of Directors and Executive Officers

  Cash Compensation

        We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $1.4 million for 2011. Of this amount, we paid $169,500 to our three independent directors and approximately $1.3 million to our executive officers.

  Share-based Compensation

  Share Incentive Plan

        In March 2006, we adopted a share incentive plan, or the Plan.

        The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors, officers and employees to those of the shareholders and providing the directors, officers and employees with an incentive for outstanding performance to generate superior returns to the shareholders. The Plan is also intended to motivate, attract and retain the services of the directors, officers and employees upon whose judgment, interest and effort the successful conduct of the Company's operations is largely dependent.

        In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of options and restricted shares under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 plus (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. As at March 31, 2012, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 6,449,000 common shares, of which 566,190 restricted shares, 3,723,621 options, and 1,801,387 restricted share units (in each case net of forfeitures) have been awarded, leaving 357,802 common shares available to be issued.

        The following describes the principal terms of the Plan.

        Types of Awards.    We may make the following types of awards under the Plan:

  •
  restricted shares, which are common shares that are subject to certain restrictions and may be subject to risk of forfeiture or repurchase;

  •
  options, which entitle the holder to purchase our common shares; and

  •
  restricted share units, which entitle the holder to receive our common shares

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

        Exercise Price and Term of Options.    In general, the Compensation Committee determines the exercise price of an option and sets out the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant and the share option is exercisable for no more than five years from the date of that grant.

        The term of an award may not exceed ten years from the date of the grant.

        Vesting Schedule.    In general, the Compensation Committee determines the vesting schedule.

  Restricted Shares

        The following table summarizes, as of March 31, 2012, the restricted shares granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

Name	Restricted Shares Granted		Restricted Shares Exercised	Restricted Shares Forfeited	Date of Grant	Expiration
Employees
Twelve individuals as a group	330,860		94,080	—	May 30, 2006	May 29, 2016
Hanbing Zhang(3)	116,500	(4)	—	—	July 28, 2006	July 27, 2016
Employees as a group	447,360		94,080	—
Other Individuals
One individual	11,650		11,650	—	May 30, 2006	May 29, 2016
One individual	2,330	(1)	2,330	—	May 30, 2006	May 29, 2016
One individual	116,500	(2)	116,500	—	June 30, 2006	June 29, 2016
Other Individuals as a group	118,830		118,830	—

Total Restricted Shares	566,190		212,910	—

(1)
Vest on accelerated termination.

(2)
Vest over a two-year period from the date of grant.

(3)
The wife of Dr. Qu, our founder, president, chairman and chief executive officer.

(4)
Vest over a four-year period from the date of grant.

  Options

        The following table summarizes, as of March 31, 2012, the options granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price (US$ per Share)		Date of Grant	Date of Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019
	25,000		—	—	25,000	11.33		August 27, 2010	August 26, 2020
	18,779		—	—	18,779	9.33		May 20, 2011	May 19, 2021
Robert McDermott	46,600	(1)	—	—	46,600	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	—	—	23,300	9.81	(4)	June 27, 2011	June 26, 2021
Lars-Eric Johansson	46,600	(2)	25,000	—	21,600	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	—	—	23,300	9.88	(4)	July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	—	—	23,300	9.81	(4)	June 27, 2011	June 26, 2021
Michael G. Potter	23,300	(2)	—	—	23,300	7.36	(4)	September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	—	—	23,300	9.81	(4)	June 27, 2011	June 26, 2021
	60,688		—	—	60,688	9.52		July 20, 2011	July 19, 2021
Harry E. Ruda	23,300	(2)	—	—	23,300	8.31	(4)	August 14, 2011	August 13, 2021
Directors as a Group	590,467		48,300	—	542,167
Executive Officers:
Yan Zhuang	23,300	(2)	23,300	—	—	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75		June 26, 2008	June 25, 2018
	80,000		—	—	80,000	9.37		May 23, 2009	May 22, 2019
	15,000		—	—	15,000	11.33		August 27, 2010	August 26, 2010
	11,268		—	—	11,268	9.33		May 20, 2011	May 19, 2021
Charlotte Xi Klein	46,600		34,950	—	11,650	12.10		March 1, 2007	February 28, 2017
	11,652	(5)	11,652	—	—	7.36		September 24, 2007	September 23, 2017
	12,000		3,000	—	9,000	3.18		March 12, 2009	March 11, 2019
	40,000		—	—	40,000	16.10		November 8, 2009	November 7, 2019
	15,000		—	—	15,000	11.33		August 27, 2010	August 26, 2020
	11,268		—	—	11,268	9.33		May 20, 2011	May 19, 2021
Executive Officers as a Group	289,388		72,902	—	216,486
Employees:
Ten employees as a group	791,035		353,774	121,160	316,101	2.12		May 30, 2006	May 29, 2016
Twenty-eight employees as a group	126,170		48,380	33,202	44,588	4.29		May 30, 2006	May 29, 2016
One employee	2,330	(6)	2,330	—	—	4.29		May 30, 2006	May 29, 2016
Two employees as a group	51,260		47,765	—	3,495	4.29		June 30, 2006	June 29, 2016
One employee	64,075		64,075	—	—	4.29		July 17, 2006	July 16, 2016
Hanbing Zhang(7)	46,600		—	—	46,600	4.29		July 28, 2006	July 27, 2016
One employee	46,600	(1)	46,600	—	—	4.29		August 8, 2006	August 7, 2016

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price (US$ per Share)		Date of Grant	Date of Expiration
One employee	58,250		14,563	—	43,687	12.00	(8)	August 8, 2006	August 7, 2016
Three employees as a group	11,650		5,079	1,747	4,824	12.00	(8)	August 31, 2006	August 30, 2016
Two employees as a group	33,300		11,650	21,650	—	12.10		March 1, 2007	February 28, 2017
One employee	6,990		1,748	5,242	—	12.10		March 1, 2007	February 28, 2017
One employee	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	June 30, 2017
Five employees as a group	52,280		5,413	41,867	5,000	8.21		August 17, 2007	August 16, 2017
Seven employees as a group	27,556		22,724	4,832	—	7.36		September 24, 2007	September 23, 2017
Thirteen employees as a group	216,745		111,443	60,982	44,320	7.36		September 24, 2007	September 23, 2017
Six employees as a group	36,136		—	11,136	25,000	19.55		February 28, 2008	February 27, 2018
One employee	10,000		—	10,000	—	19.40		March 3, 2008	March 2, 2018
Two employees as a group	18,000		—	18,000	—	20.67		March 31, 2008	March 30, 2018
One employee	30,000		—	7,500	22,500	46.28		June 26, 2008	June 25, 2018
Four employees as a group	30,000		—	15,000	15,000	27.88		August 7, 2008	August 6, 2018
Seventy-eight employees as a group	408,200		69,440	133,210	205,550	3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(7)	6,000		—	—	6,000	3.18		March 12, 2009	March 11, 2019
One employee	20,000		2,500	—	17,500	5.26		March 30, 2009	March 29, 2019
Eighteen employees as a group	59,400		750	7,050	51,600	9.37		May 23, 2009	May 22, 2019
One employee	10,000		—	10,000	—	11.58		May 31, 2009	May 30, 2019
Seven employees as a group	30,800		—	16,400	14,400	15.18		August 6, 2009	August 5, 2019
Thirteen employees as a group	42,600		—	9,100	33,500	16.10		November 8, 2009	November 7, 2019
One hundred and thirty-one employees as a group	483,600		—	149,375	334,225	11.33		August 27, 2010	August 26, 2020
Hanbing Zhang(7)	12,000		—	—	12,000	11.33		August 27, 2010	August 26, 2020
One employee	100,000		—	100,000	—	15		October 8, 2010	October 7, 2020
One hundred and fifty-three employees as a group	236,000		—	36,200	199,800	15.24		November 14, 2010	November 13, 2020
Five employees as a group	32,900		—	3,000	29,900	13.99		March 5, 2011	March 4, 2021
Seventy-two employees as a group	341,796		—	41,316	300,480	9.33		May 20, 2011	May 19, 2021
Hanbing Zhang(7)	7,512		—	—	7,512	9.33		May 20, 2011	May 19, 2021
Five employees as a group	150,000		—	—	150,000	8.94		June 1, 2011	May 31, 2021
Twenty employees as a group	74,000		—	7,000	67,000	3.03		November 14, 2011	November 13, 2021
Employees as a group	3,697,085		831,534	864,969	2,000,582
Two individuals as a group	11,650		—	—	11,650	15.00	(3)	April 13, 2007	April 12, 2017
Individuals as a group	11,650		—	—	11,650
Total Options	4,588,590		952,736	864,969	2,770,885

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

        We have agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson and Harry E. Ruda, options to purchase 23,300 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vest immediately.

  Restricted Share Units

        The following table summarizes, as of March 31, 2012, the restricted share units granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted share units to our directors. The restricted share units granted on May 8, 2011 vest on the anniversary of the date of grant. The other restricted share units granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant.

Name	Restricted Shares Granted		Restricted Shares Exercised	Restricted Shares Forfeited	Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	—	—	May 8, 2011	May 7, 2021
	13,706	(2)	—	—	May 20, 2011	May 19, 2021
	75,075	(2)	—	—	March 16, 2012	March 15, 2022
Michael G. Potter	42,868	(2)	—	—	July 20, 2011	July 19, 2021
	26,276	(2)	—	—	March 16, 2012	March 15, 2022
Directors as a group	164,079		—	—
Executive Officers
Yan Zhuang	2,564	(1)	—	—	May 8, 2011	May 7, 2021
	8,224	(2)	—	—	May 20, 2011	May 19, 2021
	45,045	(2)			March 16, 2012	March 15, 2022
Charlotte Xi Klein	2,564	(1)	—	—	May 8, 2011	May 7, 2021
	8,224	(2)	—	—	May 20, 2011	May 19, 2021
	45,045	(2)	—	—	March 16, 2012	March 15, 2022
Executive Officers as a group	111,666		—	—
Employees
Eight employees as a group	11,280	(1)	—	3,076	May 8, 2011	May 7, 2021
One hundred and seventy-three employees as a group	415,577	(2)	—	42,216	May 20, 2011	May 19, 2021
One hundred and forty-six employees as a group	1,116,036	(2)	—	—	March 16, 2012	March 15, 2022
Hanbing Zhang(3)	1,538	(1)	—	—	May 8, 2011	May 7, 2021
	5,482	(2)	—	—	May 20, 2011	May 19, 2021
	21,021	(2)	—	—	March 16, 2012	March 15, 2022
Employees as a group	1,570,934		—	45,292
Total Restricted Shares	1,846,679		—	45,292

(1)
Vest over a one-year period from the date of grant.

(2)
Vest over a four-year period from the date of grant.

(3)
The wife of Dr. Qu, our founder, president, chairman and chief executive officer.

C.    Board Practices

        In 2011, our board of directors held six meetings, one of which was a combined meeting of the board of directors and the compensation committee, and passed four resolutions by unanimous written consent.

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

  Audit Committee

        Our audit committee comprises Messrs. Lars-Eric Johansson, Robert McDermott and Harry E. Ruda, and is chaired by Mr. Johansson. Mr. Johansson qualifies as an "audit committee financial expert" as required by the SEC. Each of Messrs. Johansson, McDermott and Ruda satisfies the "independence" requirements of the NASDAQ corporate governance rules and is "financially literate" as required by the NASDAQ rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

        The audit committee is responsible for, among other things:

  •
  selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

  •
  reviewing with our independent auditors any audit problems or difficulties and management's responses;

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

        In 2011, our audit committee held five meetings, and passed two resolution by unanimous written consent.

  Compensation Committee

        Our compensation committee consists of Messrs. Lars-Eric Johansson, Robert McDermott and Harry E. Ruda and is chaired by Mr. McDermott. Each of Messrs. Johansson, McDermott and Ruda satisfies the "independence" requirements of the NASDAQ corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

        In 2011, our compensation committee held six meetings, one of which was a combined meeting of the board of directors and the compensation committee, and passed two resolutions by unanimous written consent.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. Lars-Eric Johansson, Robert McDermott and Harry E. Ruda and is chaired by Mr. McDermott. Each of Messrs. Johansson, McDermott and Ruda satisfies the "independence" requirements of the NASDAQ corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

  •
  identifying and recommending to the board the directors to serve as members of the board's committees;

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

        In 2011, our nominating and corporate governance committee held four meetings and passed no resolutions by unanimous written consent.

  Interested Transactions

        A director of a corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest. A director may vote in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to remuneration as our director, officer, employee or agent; (ii) one for indemnity or insurance in favor of directors and officers; or (iii) one with an affiliate. In 2011, we did not enter into any interested transactions other than those described in this "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

        All of the employment agreements with our executive officers are for an indefinite term. Under the employment agreements, we may terminate an executive officer's employment at any time for cause without notice and for any other reason by giving written notice of termination to the executive officer. An executive officer may terminate his employment at any time by giving 60 days' notice of termination to us. If we terminate an executive officer's employment for any reason other than cause, or the executive officer terminates his employment for good reason, the executive officer is entitled to continue to receive his salary for a period of six months following the termination of his employment provided that he continues to comply with his confidentiality, inventions and non-competition obligations described below.

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

  Director Agreements

        We have entered into director agreements with our independent directors, pursuant to which we make payments in the form of an annual retainer and meeting fees and option grants to our independent directors for their services. See "Item 6. Directors, Senior Management and Employees—
B. Compensation of Directors and Executive Officers."

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

        Our directors and officers are covered by directors and officers' insurance policies.

D.    Employees

        As of December 31, 2009, 2010 and 2011, we had 7,106, 8,733 and 9,087 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2011.

	As of December 31, 2011
	Number of Employees	Percentage of Total
Manufacturing	7,894	86%
General and administrative	788	9%
Research and development	171	2%
Sales and marketing	234	3%

Total	9,087	100%

        As of December 31, 2011, we had 3,960 employees at our facilities in Suzhou, 3,499 employees at our facilities in Changshu, 1,334 employees at our facilities in Luoyang, and 294 employees based in our facilities and offices in Canada, South Korea, Japan, the U.S. and the European Union (which includes Germany, Italy and France). Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2012, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

        The calculations in the table below are based on the 43,155,767 common shares outstanding, as of March 31, 2012.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:(2)
Shawn (Xiaohua) Qu(3)	13,065,524	30.3%
Robert McDermott(4)	139,800	*
Lars-Eric Johansson(5)	138,100	*
Michael G. Potter(6)	116,500	*
Harry E. Ruda(9)	23,300	*
Yan Zhuang(7)	94,487	*
Charlotte Xi Klein(8)	48,837	*
All Directors and Executive Officers as a Group	13,626,548	31.1%
Principal Shareholders
Columbia Wanger Asset Management, LLC(10)	3,112,600	7.2%

*
The person beneficially owns less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, or Exchange Act, and includes voting or investment power with respect to the securities.

(2)
The business address of our directors and executive officers is 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People's Republic of China.

(3)
Includes 13,030,000 common shares directly held by Mr. Qu, 25,944 common shares issuable upon the exercise of options within 60 days from March 31, 2012 and 9,580 share issuable upon vesting of restricted share units within 60 days from March 31, 2012.

(4)
Includes 139,800 common shares issuable upon exercise of options held by Mr. McDermott within 60 days from March 31, 2012.

(5)
Includes 138,100 common shares issuable upon exercise of options held by Mr. Johansson within 60 days from March 31, 2012.

(6)
Includes 116,500 common shares issuable upon exercise of options held by Mr. Potter within 60 days from March 31, 2012.

(7)
Includes 89,867 common shares issuable upon exercise of options held by Mr. Zhuang within 60 days from March 31, 2012 and 4,620 share issuable upon vesting of restricted share units within 60 days from March 31, 2012.

(8)
Includes 44,217 common shares issuable upon exercise of options held by Ms. Xi Klein within 60 days from March 31, 2012 and 4,620 share issuable upon vesting of restricted share units within 60 days from March 31, 2012.

(9)
Includes 23,300 common shares issuable upon exercise of options held by Mr. Ruda within 60 days from March 31, 2012.

(10)
Represents 3,112,600 common shares of our Company held by Columbia Wanger Asset Management, LLC, as reported on Schedule 13G filed by Columbia Wanger Asset Management, LLC on February 10, 2012. The percentage of beneficial ownership was calculated based on the total number of our common shares as of March 31, 2012. The principal business address of Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

        None of our shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.    Related Party Transactions

  Guarantees and Share Pledges

        Dr. Qu fully guaranteed a one-year RMB250 million, RMB250 million and RMB1,520 million loan facilities from Chinese Commercial Banks in 2009, 2010 and 2011, respectively. Amounts drawn down from the facilities as at December 31, 2010 and 2011 were $37,749,000 and $33,328,470, respectively.

  Sales and purchase contracts with affiliates

        In 2011, we sold solar modules to Gaochuangte of RMB125,948,865 ($19,674,164).

        In 2011, we paid RMB16,444,130 ($2,609,798) to Gaochuangte for solar project construction services. Since the solar project is for our internal use, these amounts were recorded in construction in progress.

        In 2010, the Company outsourced module processing services to Gaochuangte, which purchased module products from the Company and sold the finished products back to the Company after the completion of the processing services. There was RMB 13,973,369 ($2,067,011) module products sold to Gaochuangte for their further processing, and RMB14,412,616 ($2,131,986) in finished goods purchased back from Gaochuangte in 2010.

  Employment Agreements

        See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements."

  Share Incentive Plan

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation—Share Incentive Plan."

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        We have appended audited consolidated financial statements filed as part of this annual report.

  Legal and Administrative Proceedings

  Class Action Lawsuits

        On June 1, 2010, we announced that we would postpone the release of our financial results for the first quarter ended March 31, 2010 and our quarterly earnings call pending the outcome of an investigation by the Audit Committee of our Board of Directors that had been launched after we received a subpoena from the SEC requesting documents relating to, among other things, certain sales transactions in 2009. Thereafter six class action lawsuits were filed in the United States District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the United States District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that our financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names us, our chief executive officer and our former chief financial officer as defendants. We filed our motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. The Amended Consolidated Complaint similarly alleges generally that our financial disclosures during 2009 and early 2010 were false or misleading and asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder.

        In addition, a similar class action lawsuit was filed against us and certain of our executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that our financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the Canada Business Corporations Act, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, we filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The motion was argued in the Ontario Court on May 10 and 11, 2011, and June 22 and 23, 2011, and was dismissed by an order dated August 29, 2011. Our appeal from that Court's dismissal of the jurisdictional challenge to the plaintiff's Ontario Securities Act claim was argued in the Ontario Court of Appeal on February 13, 2012, and was dismissed by an order dated March 30, 2012. We will be filing an application for leave to appeal to the Supreme Court of Canada from the Ontario Court of Appeal's order on or before May 29, 2012.

        We believe the claims, both in the United States and in Canada, are without merit and intend to defend against the lawsuits vigorously.

  LDK

        In July 2010, CSI Cells filed a request for arbitration against LDK with the Shanghai Branch of the China Economic & Trade Arbitration Commission. In its arbitration request, CSI Cells asked that LDK refund (1) an advance payment of RMB10.0 million ($1.6 million) that it had made to LDK pursuant to a three-year wafer supply agreement between CSI Cells and LDK entered into in October 2007 and (2) two advance payments totaling RMB50.0 million ($7.9 million) that CSI Cells had made to LDK pursuant to two ten-year supply agreements between CSI Cells and LDK entered into in June 2008. The first hearing was held in October 2010, during which CSI Cells and LDK exchanged and reviewed the evidence. After the first hearing, LDK counterclaimed against CSI Cells, seeking (1) forfeiture of the three advance payments totaling RMB60.0 million ($9.5 million) that CSI Cells had made to LDK pursuant to the October 2007 and June 2008 agreements; (2) compensation of approximately RMB377.0 million ($59.9 million) for the loss due to the alleged breach of the June 2008 agreements by CSI Cells; (3) a penalty of approximately RMB15.2 million ($2.4 million) due to the alleged breach of the June 2008 agreements by CSI Cells; and (4) arbitration expenses up to RMB4.7 million ($0.7 million). The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011. The final judgment will be made in the second half of 2012 as scheduled by the arbitration commission.

  US Anti-dumping and Countervailing Investigation

        In October 2011, a trade action was filed by U.S. unit of SolarWorld AG and six other U.S. firms with the USDOC and USITC, alleging that Chinese producers of CSPV cells and modules of selling their products into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms have asked the U.S. government to impose anti-dumping and countervailing duties on CSPV imports from China. The USDOC and the USITC have been investigating the validity of these claims. We were identified as one of a number of Chinese exporters of CSPV modules to the U.S. market. We also have affiliate U.S. import operations that import CSPV modules from China.

        On December 2, 2011, the USITC issued its preliminary determination that there is "a reasonable indication" that the complaining industry has been materially injured by reason of imports of CSPV cells and modules from China. The USDOC is conducting an investigation into whether such imports have been dumped or are receiving countervailable subsidies. A USDOC preliminary countervailing duty determination was issued on March 19, 2012 and a subsidy rate for Canadian Solar was preliminarily determined at 3.61% on CSPV cells imported from China on or after December 27, 2011. The USDOC has instructed the United States Customs and Border Protection Agency to require a cash deposit or the posting of a bond equal to the estimated preliminary subsidy rates reflected in the USDOC's preliminary subsidies determination. The USDOC also preliminarily determined that the imposition of orders, if any, would apply to imports of solar cells manufactured in China, even where incorporated into modules in and exported to the United States from a third country, but would not apply to modules made in China from solar cells manufactured in a third country. A USDOC preliminary antidumping determination is currently due May 16, 2012. A final decision on the possible imposition of orders, which as a general matter holds the possibility of establishing rates substantially different from preliminary rates, is not expected until late summer 2012, at the earliest. If the final determination is affirmative, the imposition of significant additional duties will apply to our CSPV modules, which the solar cells are manufactured in China.

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

B.    Significant Changes

        Between January 1, 2012 and March 31, 2012, an additional 84,815 options granted under the Plan vested.

        Except as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details

        Our common shares have been listed on the Nasdaq Global Market under the symbol "CSIQ" since November 9, 2006. The following table sets forth the high and low trading prices for our common shares on the NASDAQ for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2006 (from November 9, 2006)	16.73	9.43
2007	31.44	6.50
2008	51.80	3.11
2009	30.51	3.00
2010	33.68	8.99
2011	16.65	2.07
Quarterly Highs and Lows
First Quarter 2010	33.68	18.41
Second Quarter 2010	26.26	8.99
Third Quarter 2010	16.35	9.28
Fourth Quarter 2010	17.63	12.11
First Quarter 2011	16.79	10.20
Second Quarter 2011	12.01	8.25
Third Quarter 2011	16.79	3.66
Fourth Quarter 2011	4.14	2.07
First Quarter 2012	4.74	2.68
Monthly Highs and Lows
2011
October	4.14	3.00
November	3.33	2.07
December	3.24	2.20
2012
January	4.24	2.68
February	4.74	3.51
March	3.82	2.83
April (through April 25)	3.81	3.00

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our common shares have been listed on the Nasdaq Global Market since November 9, 2006 under the symbol "CSIQ."

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

C.    Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

        See "Item 4. Information on the Company—B. Business Overview—Government Regulation—Foreign Currency Exchange" and "Item 4. Information on the Company—B. Business Overview—Government Regulation—Dividend Distribution."

E.    Taxation

  Material Canadian Federal Tax Considerations

  General

        The following summary is of the material Canadian federal tax implications applicable to a holder (a "U.S. Holder") who holds our common shares (the "Common Shares") and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such U.S. Holder has held or holds the Common Shares; (ii) holds the Common Shares as capital property and as beneficial owner; (iii) deals at arm's length with and is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares in respect of, in the course of or by virtue of employment with our company; (vi) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (vii) is a resident of the United States for purposes of the Canada-United

States Income Tax Convention (1980), as amended (the "Convention") who is fully entitled to the benefits of the Convention; and (viii) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such U.S. Holder has held or holds the Common Shares. Special rules, which are not addressed in this summary, may apply to a U.S. Holder that is a "registered non-resident insurer" or "authorized foreign bank", as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.

        Under the Canadian Tax Act, the Common Shares will not constitute "taxable Canadian property" to a U.S. Holder at the time of a disposition provided that (i) the Common Shares did not derive within the previous 60 months more than 50% of their value principally from Canadian real or immovable property (including options or interests therein); and, where the Common Shares are also listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq), at no time during the previous 60 month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock; and (ii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. If the Common Shares are taxable Canadian property and are not listed on Nasdaq or another designated stock exchange at the time of a disposition, pre-clearance and post-closing notification procedures as set out in the Canadian Tax Act will apply.

        TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND ON THE SHAREHOLDER'S PARTICULAR SITUATION. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL TAX CONSEQUENCES, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE DIRECTED AT ANY PARTICULAR HOLDER OR PROSPECTIVE PURCHASER OF COMMON SHARES. ACCORDINGLY, HOLDERS OR PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

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

  Disposition of Our Common Shares

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of the Common Shares unless, at the time of disposition, the Common Shares constitute "taxable Canadian property" of the U.S. Holder for the purposes of the Canadian Tax Act and the U.S. Holder is not otherwise entitled to an exemption under the Convention.

        Under the Canadian Tax Act currently in force, the Common Shares will not constitute "taxable Canadian property" to a U.S. Holder provided that (i) the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq); (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock; and (iii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. Provided the Common Shares are listed on NASDAQ or another designated stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition. If the Common Shares are not so held at the time of disposition, preclearance and post-closing notification procedures as set out in the Canadian Tax Act will apply.

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

        Pursuant to the Convention, even if the Common Shares constitute "taxable Canadian property" of a particular U.S. Holder, any capital gain realized on the disposition of the Common Shares by the U.S. Holder generally will be exempt from tax under the Canadian Tax Act, unless, at the time of disposition, the Common Shares derive their value principally from real property situated in Canada within the meaning of the Convention.

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

        In addition, the discussion below does not describe any tax consequences arising out of the recently enacted Medicare tax on certain "net investment income."

        INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are the beneficial owner of common shares and you are, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the United States;

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

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to "qualified dividend income," provided (1) either (a) the common shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, common shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our common shares. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our common shares, as well as the effects of any change in applicable law after the date of this annual report.

        Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

        If Canadian or PRC withholding taxes apply to any dividends paid to you with respect to our common shares, the amount of the dividend would include withheld Canadian and PRC taxes and, subject to certain conditions and limitations, such Canadian and PRC withholdings taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

  Taxation of Disposition of Common Shares

        Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the common shares for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

  Passive Foreign Investment Company

        Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

        A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

        If we are a PFIC for any taxable year during which you hold common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

        For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any "excess distribution" you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

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

        A U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or other disposition of the common shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under "—Taxation of Dividends and Other Distributions on the Common Shares," except the lower rate applicable to qualified dividend income would not apply.

        The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

        Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

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

        We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        Our financial statements have been prepared in accordance with U.S. GAAP.

        We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.     Subsidiary Information

        For a listing of our subsidiaries, see "Item 4. Information on the Company—C. Organizational Structure."

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Foreign Exchange Risk

        The majority of our sales are denominated in Euros and U.S. dollars, with the remainder in other currencies such as the Renminbi, Canadian dollar, Japanese yen, and British pound, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in either U.S. dollars or Renminbi. The greater part of our cash and cash equivalents are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro, Renminbi and Canadian dollar, may affect our net profit margins and may result in fluctuations in foreign exchange and operating gains or losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2011, we held $292.2 million in accounts receivable, of which $81.5 million were denominated in Euro. Had we converted all Euro denominated accounts receivable into Euros at Euro 1.2973 for $1.00, the exchange rate as of December 31, 2011, our Euro denominated accounts receivable would have been Euro 62.9 million as of December 31, 2011. Assuming the Euro depreciates by a rate of 10.0% to an exchange rate of Euro 1.1676 for $1.00, we would record a loss in fair value of accounts receivable of $8.1 million.

        Since 2008, we hedge part of our foreign currency exposures, mainly in the Euro, against the U.S. dollar using foreign exchange forward or option contracts in order to limit our foreign exchange losses. We recorded a gain on change in foreign currency derivatives of $9.9 million and $1.7 million in 2009 and 2010, respectively, while we incurred a loss on change in foreign currency derivatives of $5.8 million in 2011. The gains or losses on change in foreign currency derivatives are related to our hedging program. We recorded a foreign exchange gain of $7.7 million in 2009 but incurred a foreign exchange loss of $36.3 million and $40.0 million in 2010 and 2011, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We will continue to hedge our foreign currency exposures against the U.S. dollar in order to minimize our foreign exchange exposures.

        As of December 31, 2011, we had forward contracts of the Euro against the U.S. dollar with notional amount of Euro 17.5 million outstanding. Assuming a 10.0% appreciation of the Euro against the U.S. dollar, the mark-to-market gain of our outstanding call forward contracts of the Euro against the U.S. dollar would have decreased by approximately $2.3 million as of December 31, 2011.

        Our financial statements are expressed in U.S. dollars, while some of our subsidiaries use different functional currencies, such as the Renminbi, Euro, and Canadian dollar. The value of your investment in our common shares will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollars will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. These and other effects on our financial conditions resulting from the unfavorable changes in foreign currency exchange rates could have a material adverse effect on the market price of our common shares, the dividends we may pay in the future, and your investment.

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

        None of these events occurred in any of the years ended December 31, 2009, 2010and 2011.

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

  Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

        Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2011, has also audited the effectiveness of internal control over financial reporting as of December 31, 2011.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China
April 27, 2012

  Changes in Internal Controls

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Lars-Eric Johansson qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an "independent director" as defined in the Nasdaq Marketplace Rules.

ITEM 16B.    CODE OF ETHICS

        Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted our code of business conduct on our website www.canadiansolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person's written request.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2009	2010	2011
Audit fees(1)	1,420,000	2,384,000	1,516,000
All other fees(2)	47,484	69,344	95,640

(1)
"Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and assurance and related services. In 2009, 2010 and 2011, these were mainly for the review and audit of financial statements.

(2)
"All other fees" represents aggregate fees billed for professional services rendered by our principal auditors for consultations and related services.

        The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. We have a written policy on the engagement of an external auditor.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        None.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Canadian Solar Inc. are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1	Amended Articles of Continuance (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)

2.1	Registrant's Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)

2.2	Indenture, dated as of December 10, 2007, between Canadian Solar Inc. and The Bank of New York, as trustee, including the form of 6.0% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-3 (File No. 333-149497), as amended, initially filed with the SEC on March 3, 2008)

4.1	Amended and Restated Share Incentive Plan of the Registrant, dated September 20, 2010 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)

4.2	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)

4.3	Employment Agreement between Canadian Solar Inc. and the Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)

Exhibit Number		Description of Document
4.4		Form of Employment Agreement between Canadian Solar Inc. and its executive officers (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)

4.5	†	English translation of Supplementary Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., CSI Cells Co., Ltd., Changshu CSI Advanced Solar Inc. and CSI Central Solar Power Co., Ltd., dated May 22, 2009, supplementing the original Polysilicon Supply Contract dated August 20, 2008 and the original Solar Wafer Supply Contract dated August 20, 2008 (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)

4.6	†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Cells Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd., dated June 27, 2008 (incorporated by reference to Exhibit 4.8 of Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), filed with the SEC on October 14, 2009)

4.7	†	English translation of Long-term (10-Year) Multi-crystalline Wafer Supply Contract between CSI Solar Power Inc. and Jiangxi LDK Solar Hi-Tech Co., Ltd., dated June 27, 2008 (incorporated by reference to Exhibit 4.9 of Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), filed with the SEC on October 14, 2009)

4.8		English translation of 3rd Supplementary Agreement to the Multi-crystalline Solar Wafer Supply Contract, dated November 24, 2010, among CSI Cells Co., Ltd., Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., GCL (Nanjing) Solar Energy Technology Company Limited, Jiangsu GCL Silicon Material Technology Development Co., Ltd., Changzhou GCL Photovoltaic Technology Co., Ltd. and Suzhou GCL Photovoltaic Technology Co., Ltd. (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)

4.9	†	English translation of 4th Supplementary Agreement to the Multi-crystalline Solar Wafer Supply Contract, dated December 31, 2010, between CSI Cells Co., Ltd. and Suzhou GCL Photovoltaic Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), filed with the SEC on October 26, 2011)

8.1	*	List of Subsidiaries

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

Exhibit Number		Description of Document
101	***	Financial information from registrant for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2010 and 2011; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2010 and 2011; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011; (v) Notes to Consolidated Financial Statements; and (vi) Additional Information—Financial Statements Schedule I

*
Filed herewith.

**
Furnished herewith.

***
Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

†
Confidential treatment has been requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with "****" and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer
By:	/s/ Michael G. Potter
	Name:	Michael G. Potter
	Title:	Senior Vice President and Chief Financial Officer

Date: April 27, 2012

CANADIAN SOLAR INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011, and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China
April 27, 2012

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2011
	(In U.S. dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	288,651,701	343,994,679
Restricted cash	187,594,816	178,270,427
Accounts receivable trade, net of allowance of $7,956,036 and $9,505,481 on December 31, 2010 and 2011, respectively	169,657,473	292,176,439
Accounts receivable, unbilled	—	88,503,888
Amount due from related parties	1,355,760	19,835,942
Inventories	272,096,575	296,568,127
Value added tax recoverable	42,296,999	16,974,452
Advances to suppliers, net of allowance of $2,930,978 and $9,458,683 on December 31, 2010 and 2011, respectively	27,320,901	11,309,132
Foreign currency derivative assets	2,182,677	2,726,538
Prepaid expenses and other current assets	43,508,018	45,217,918

Total current assets	1,034,664,920	1,295,577,542
Property, plant and equipment, net	330,459,978	510,069,436
Deferred tax assets	16,725,349	23,226,772
Advances to suppliers, net of allowance of $16,458,564 and $28,665,038 on December 31, 2010 and 2011, respectively	13,946,324	257,821
Prepaid land use right	13,377,894	13,805,283
Investments in affiliates	5,671,159	11,007,725
Intangible assets, net	2,695,312	8,516,234
Goodwill	—	2,264,847
Other non-current assets	5,826,029	15,083,077

TOTAL ASSETS	1,423,366,965	1,879,808,737

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS (Continued)

	December 31, 2010	December 31, 2011
	(In U.S. dollars, except share and per share data)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	540,520,075	743,687,062
Accounts payable	113,404,167	174,429,071
Short-term notes payable	9,969,217	131,568,540
Amounts due to related parties	2,445,020	3,007,809
Other payables	47,876,476	84,675,532
Advances from customers	8,971,102	65,216,074
Foreign currency derivative liabilities	2,452,162	—
Provision for firm purchase commitments	15,888,507	—
Other current liabilities	33,806,531	33,863,320

Total current liabilities	775,333,257	1,236,447,408
Accrued warranty costs	31,224,906	47,021,352
Convertible notes	905,816	950,301
Long-term borrowings	69,458,179	88,249,027
Liability for uncertain tax positions	11,460,330	12,300,940
Loss contingency accruals	—	27,862,017

TOTAL LIABILITIES	888,382,488	1,412,831,045

Commitments and contingencies (Note 18)
Equity:
Common shares—no par value: unlimited authorized shares, 42,893,044 and 43,155,767 shares issued and outstanding at December 31, 2010 and 2011, respectively	501,145,991	502,402,939
Additional paid-in capital	(57,392,283)	(53,331,445)
Retained earnings (Accumulated deficit)	62,110,767	(28,693,433)
Accumulated other comprehensive income	28,461,944	45,555,710

Total Canadian Solar Inc. shareholders' equity	534,326,419	465,933,771
Non-controlling interest	658,058	1,043,921

Total equity	534,984,477	466,977,692

TOTAL LIABILITIES AND EQUITY	1,423,366,965	1,879,808,737

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2010	2011
	(In U.S. dollars, except share and per share data)
Net revenues:
—Non-related parties	630,961,165	1,495,509,056	1,879,247,942
—Related parties	—	—	19,674,164

Total net revenues	630,961,165	1,495,509,056	1,898,922,106

Cost of Revenue
—Non-related parties	552,856,159	1,266,737,444	1,696,421,523
—Related parties	—	—	20,218,969

Total cost of revenues	552,856,159	1,266,737,444	1,716,640,492

Gross profit	78,105,006	228,771,612	182,281,614

Operating expenses:
Selling expenses	22,088,657	47,109,261	69,341,229
General and administrative expenses	46,323,959	54,519,646	86,268,786
Research and development expenses	3,180,372	6,843,216	19,838,547

Total operating expenses	71,592,988	108,472,123	175,448,562

Income from operations	6,512,018	120,299,489	6,833,052
Other income (expenses):
Interest expense	(9,458,983)	(22,164,363)	(43,843,586)
Interest income	5,084,227	6,935,560	8,446,647
Gain (loss) on change in foreign currency derivatives	9,870,333	1,656,928	(5,750,981)
Foreign exchange gain (loss)	7,680,503	(36,291,898)	(40,007,403)
Investment income (loss)	1,788,036	(2,853,403)	(41,163)

Income (loss) before income taxes	21,476,134	67,582,313	(74,363,434)
Income tax benefit (expense)	1,302,065	(16,753,917)	(16,539,940)

Net income (loss)	22,778,199	50,828,396	(90,903,374)
Less: net income (loss) attributable to non-controlling interest	132,315	259,477	(99,174)

Net income (loss) attributable to Canadian Solar Inc.	22,645,884	50,568,919	(90,804,200)

Earnings (loss) per share-basic	$0.61	$1.18	$(2.11)

Shares used in computation-basic	37,137,004	42,839,356	43,076,489

Earnings (loss) per share-diluted	$0.60	$1.16	$(2.11)

Shares used in computation-diluted	37,727,138	43,678,208	43,076,489

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Equity (Deficits) Attribute to Canadian Solar Inc.	Non- Controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$
	(In U.S. dollars, except share and per share data)
Balance at January 1, 2009	35,744,563	395,153,795	(66,705,304)	(11,104,036)	14,909,526	332,253,981	—	332,253,981

Net income	—	—	—	22,645,884	—	22,645,884	132,315	22,778,199
Foreign currency translation adjustment	—	—	—	—	211,773	211,773	—	211,773

Comprehensive income						22,857,657	132,315	22,989,972

Share-based compensation	—	—	5,436,350	—	—	5,436,350	—	5,436,350
Issuance of ordinary shares, net of issuance cost	6,900,000	102,811,343	—	—	—	102,811,343	—	102,811,343
Deferred tax on issuance costs of ordinary shares	—	1,682,869	—	—	—	1,682,869	—	1,682,869
Exercise of share options	129,922	674,424	—	—	—	674,424	—	674,424
Paid-in capital from non-controlling interest	—	—	—	—	—	—	9,173	9,173
Sales of subsidiary shares to non-controlling interest	—	—	—	—	—	—	143,292	143,292

Balance at December 31, 2009	42,774,485	500,322,431	(61,268,954)	11,541,848	15,121,299	465,716,624	284,780	466,001,404

Net income	—	—	—	50,568,919	—	50,568,919	259,477	50,828,396
Foreign currency translation adjustment	—	—	—	—	13,340,645	13,340,645	(31,327)	13,309,318

Comprehensive Income						63,909,564	228,150	64,137,714

Share-based compensation	—	—	3,876,671	—	—	3,876,671	—	3,876,671
Exercise of share options	118,559	823,560	—	—	—	823,560	—	823,560
Sales of subsidiary shares to non-controlling interest	—	—	—	—	—	—	145,128	145,128

Balance at December 31, 2010	42,893,044	501,145,991	(57,392,283)	62,110,767	28,461,944	534,326,419	658,058	534,984,477

Net loss	—	—	—	(90,804,200)	—	(90,804,200)	(99,174)	(90,903,374)
Foreign currency translation adjustment	—	—	—	—	17,093,766	17,093,766	17,317	17,111,083

Comprehensive loss						(73,710,434)	(81,857)	(73,792,291)

Share-based compensation	—	—	4,060,838	—	—	4,060,838	—	4,060,838
Exercise of share options	262,723	1,256,948	—	—	—	1,256,948	—	1,256,948
Paid-in capital from non-controlling interest	—	—	—	—	—	—	467,720	467,720

Balance at December 31, 2011	43,155,767	502,402,939	(53,331,445)	(28,693,433)	45,555,710	465,933,771	1,043,921	466, 977,692

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2010	2011
	(In U.S. dollars)
Operating activities:
Net income (loss)	22,778,199	50,828,396	(90,903,374)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,508,383	31,266,181	56,117,280
Loss on disposal of property, plant and equipment	174,292	194,243	1,223,163
Loss (Gain) on change in fair value of derivatives	(9,870,333)	(1,656,928)	5,750,981
Investment loss (income)	(1,788,036)	2,853,403	41,163
Allowance for doubtful debts	18,076,416	3,046,100	23,156,857
Write-down of inventories	12,478,944	2,101,124	8,456,260
Provision for firm purchase commitments	13,822,818	1,562,002	10,610,410
Amortization of discount on debt	35,638	39,816	44,485
Share-based compensation	5,436,350	3,876,671	4,060,838
Changes in operating assets and liabilities:
Inventories	(83,970,843)	(103,637,355)	(28,798,943)
Accounts receivable	(116,463,362)	(5,704,039)	(103,748,565)
Amount due from related parties	—	(1,347,828)	(18,135,684)
Value added tax recoverable	(21,981,216)	(1,828,277)	28,508,062
Advances to suppliers	6,751,157	2,227,991	13,458,006
Other non-current assets	—	(5,826,029)	(9,257,048)
Accounts receivable, unbilled	—	—	(88,503,888)
Prepaid expenses and other current assets	(15,111,379)	(6,424,395)	(2,969,210)
Accounts payable	62,855,936	18,096,208	52,435,834
Short-term notes payable	104,588,587	(96,011,517)	118,154,508
Other payables	9,065,342	10,979,862	20,699,554
Advances from customers	65,703	5,120,313	56,706,824
Amounts due to related parties	166,900	2,163,515	484,649
Accrued warranty costs	6,051,483	14,259,880	15,737,987
Provision for firm purchase commitments	—	—	(27,862,017)
Loss contingency accruals	—	—	27,862,017
Other current liabilities	8,452,665	18,875,491	(744,073)
Prepaid land use right	258,520	(454,803)	229,241
Liability for uncertain tax positions	2,001,086	755,414	840,611
Deferred taxes	(10,834,919)	(5,179,877)	(4,632,976)
Settlement of foreign currency derivatives	17,367,159	1,337,319	(8,898,838)

Net cash provided by (used in) operating activities	50,915,490	(58,487,119)	60,124,114

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2009	2010	2011
	(In U.S. dollars)
Investing activities:
Decrease (increase) in restricted cash	(158,622,411)	(987,019)	23,614,897
Payment to acquire subsidiaries	—	—	(6,104,823)
Investment in affiliates	(4,100,084)	(1,503,531)	(5,667,627)
Proceeds from disposal of investment	148,898	2,524,541	—
Purchase of property, plant and equipment	(72,214,660)	(134,314,791)	(205,419,189)
Proceeds from disposal of property, plant and equipment	220,027	291,846	—

Net cash used in investing activities	(234,568,230)	(133,988,954)	(193,576,742)

Financing activities:
Proceeds from short-term borrowings	481,721,660	917,514,400	1,808,463,199
Repayment of short-term borrowings	(371,676,212)	(695,513,690)	(1,721,463,494)
Proceeds from long-term borrowings	14,633,000	89,659,607	89,023,852
Sales of subsidiary shares to non-controlling interest	9,173	145,128	—
Capital contribution from non-controlling interest	—	—	467,720
Proceeds from issuance of common shares	103,349,924	—	—
Issuance costs paid for common shares offering	(538,581)	—	—
Proceeds from exercise of stock options	674,424	823,560	1,256,948

Net cash provided by financing activities	228,173,388	312,629,005	177,748,225

Effect of exchange rate changes	(70,682)	8,387,882	11,047,381

Net increase in cash and cash equivalents	44,449,966	128,540,814	55,342,978
Cash and cash equivalents at the beginning of the year	115,660,921	160,110,887	288,651,701

Cash and cash equivalents at the end of the year	160,110,887	288,651,701	343,994,679

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	10,729,375	21,211,228	46,345,299
Income taxes paid	4,367,772	13,635,216	30,929,617
Supplemental schedule of non-cash activities:
Amounts due from disposal of subsidiaries or affiliates included in prepaid expenses and other current assets	2,345,557	—	714,182
Property, plant and equipment cost included in other payables	18,943,086	22,199,024	36,495,522

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. As of December 31, 2011, major subsidiaries of CSI are included in Appendix 1.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of presentation

        The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)   Basis of consolidation

        The consolidated financial statements include the financial statements of CSI and its subsidiaries.

        The consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has a controlling financial interest. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. The Company evaluates each of its interest in private companies to determine whether or not the investee is a variable interest entity ("VIE"). If the Company demonstrates it both has (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. The Company has not consolidated any VIEs as of or during any of the periods presented. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

(c)   Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's financial statements include revenue recognition for system integration projects accounted for under the percentage of completion method, estimated sales returns, allowance for doubtful accounts and advances to suppliers, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, useful lives and impairment of long lived assets, accrual for warranty, fair value of foreign exchange derivatives, provision for uncertain tax positions and tax valuation allowances and assumptions used in the computation of share-based compensation, including the associated forfeiture rates.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(d)   Cash and cash equivalents and restricted cash

        Cash and cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when acquired.

        Restricted cash represents amounts held by banks, which are not available for the Company's general use, as security for issuance of letters of credit, short term notes payable, and bank borrowings. Upon maturity of the letters of credit and repayment of short term notes payable, and bank borrowings which generally occur within one year, the deposits are released by the bank and become available for general use by the Company.

(e)   Accounts receivable, unbilled

        Accounts receivable, unbilled represents revenue that has been recognized in advance of billing. The Company uses the percentage of completion method to recognize revenue from system integration projects for which the Company provides engineering, procurement and construction services ("EPC"). Under this accounting method, revenue may be recognized in advance of billing the customer, which results in the recording of accounts receivable, unbilled. Once the Company meets the billing criteria under such contract, it bills the customer and reclassifies the unbilled balance to accounts receivable trade, net. Billing requirements vary by contract, but are generally structured around completion of certain construction milestones. The Company maintains allowances for uncollectible accounts receivable, unbilled. The Company evaluates collectability of unbilled amounts based on historical collections and other factors. There were no allowances recognized during the year ended 2011.

(f)    Allowance for doubtful receivables

        In 2009, the Company began purchasing insurance from China Export & Credit Insurance Corporation ("Sinosure") for certain of its accounts receivable, trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable, trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by Sinosure. At the time the claim is made to Sinosure, the Company records a receivable from Sinosure equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from Sinosure in prepaid expenses and other current assets of $7,101,492, $4,212,532 and $5,337,282 as of December 31, 2009, 2010 and 2011, respectively, and a corresponding reduction in bad debt expense.

(g)   Advances to suppliers

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Company makes the prepayments without receiving collateral. Such prepayments are unsecured and expose the Company to supplier credit risk. As of December 31, 2010 and 2011, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31, 2010	At December 31, 2011
	$	$
Supplier A	18,004,235	17,408,593
Supplier B	9,663,744	10,157,248
Supplier C	9,054,708	9,517,110
Supplier D	7,549,800	9,430,646

(h)   Inventories

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

        The Company outsources portions of its manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company's balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt, processed inventory is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements, which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received, which is classified as "advances from customers" on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayment for repurchase of the processed inventory, are classified as "advances to suppliers" on the balance sheet. There is no right of offset for these arrangements and accordingly, "advances from customers" and "advances to suppliers" remain on the balance sheet until the processed inventory is repurchased.

        On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms,

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision, which requires the Company to pay for committed volumes regardless of whether the Company actually acquires the materials. The Company evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The Company records the expected loss only as it relates to the following fiscal period, as it is unable to reasonably estimate future market prices beyond one year, in cost of revenues in the consolidated statements of operations.

(i)    Business combination

        Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(j)    Goodwill

        The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its goodwill impairment test as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired. . Fair values for reporting units are determined based on discounted cash flows, market multiples or appraised values. The goodwill is mainly related to the acquisition of subsidiaries in Canada.

(k)   Property, plant and equipment

        Property, plant and equipment is recorded at cost less accumulated depreciation. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs, including interest cost capitalized during the period the asset is brought to its working condition and location for its intended use. The Company expenses repair and maintenance costs as incurred.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5 - 10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

        Costs incurred in constructing new facilities, including progress payment, capitalized interest and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.

(l)    Intangible assets

        Intangible assets primarily represent the power purchase agreement, technical know-how, and computer software purchased from third parties. Intangible assets are recorded at fair value at the time of acquisition less accumulated amortization, if applicable. Amortization is recorded according to the following table on a straight-line basis for all intangible assets:

Power purchase agreement	20 years
Technical know-how	10 years
Computer software	1 - 10 years

(m)  Prepaid land use right

        Prepaid land use right represents amounts paid for the Company's lease for the use right of lands located in Changshu City, Suzhou City, and Luoyang City of People's Republic of China ("PRC"). Amounts are charged to earnings ratably over the term of the lease of 50 years.

(n)   Investments in affiliates

        The Company holds equity investments in affiliates for which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Company records its' proportionate share of the investees' income or loss in its consolidated financial statements.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(o)   Impairment of long-lived assets

        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized for the years ended December 31, 2009, 2010 and 2011.

(p)   Income taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

        Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (iii) noncurrent tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior period and not settled with cash or other tax attributes. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. The Company records penalties and interest as a component of income tax expense.

(q)   Revenue recognition

        Sales of modules, solar system kits and silicon materials are recorded when products are delivered and title and risk of loss or damage has passed to the customers. A Solar system kit is a ready-to-install package consisting of solar modules produced by the Company and the third party supplied components, such as inverters, racking system, tracker and other accessories. The Company only recognizes revenues when prices to the seller are fixed or determinable and collectability is reasonably assured. If collectability is not reasonably assured, the Company recognizes revenue only upon collection of cash. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        A majority of the Company's contracts provide that products are shipped under the term of free on board ("FOB"), ex-works, or cost, insurance and freight ("CIF"). Under FOB, the Company fulfills its obligation to deliver when the goods have passed over the ship's rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under ex-works, the Company fulfills its obligation to deliver when it has made the goods available at its premises to the customer. The customer bears all costs and risks involved in taking the goods from the Company's premises to the desired destination. Under CIF, the Company must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship's rail in the port of shipment.

        The Company uses the percentage of completion method to recognize revenue from systems integration projects for which the Company provides EPC services under an EPC contract when the contract price is fixed or determinable. The Company uses the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. The Company recognizes job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power systems as required by the engineering design. The construction periods normally extend beyond six months and less than one year.

        Sales to customers are recorded net of estimated returns.

        The Company enters into toll manufacturing arrangements in which the Company receives wafers and returns finished modules. In those cases, the title of the wafers received and risk of loss remains with the seller. As a result, the Company does not recognized inventory on the balance sheet. The Company recognizes a service fee as revenue when the processed modules are delivered. During the year ended December 31, 2009, 2010 and 2011, the Company recognized $nil, $nil, and $24,709,792 revenue under toll manufacturing arrangements

        The Company enters into buy/sell arrangements with certain raw material vendors pursuant to which the Company sells finished goods, comprising either solar cells or solar modules, in exchange for raw materials, typically silicon wafers. These arrangements are made with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of raw materials. The transactions are recorded in revenues and cost of revenues at fair value on a gross basis. During the year ended December 31, 2011, the Company purchased $21,463,337 of raw materials and sold $43,833,871 of finished goods under these buy-and-sell arrangements.

        On occasion, the Company permitted certain customers to return products for reasons that were not covered by warranty. The Company makes estimates of sales returns basis based on historical experience and records such estimates as a reduction of revenue. As of December 31, 2009, 2010 and 2011, the Company had a sales return reserve of $8.5 million, $8.9 million and $6.2 million, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        As of December 31, 2009, 2010 and 2011, the Company had inventories of $21.0 million, $18.8 million and $23.2 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered product remains in inventories on consolidated balance sheets, regardless of whether title has been transferred. In such cases, the Company recognizes revenue, relieves inventories and recognizes cost of revenue when payment is collected from customers.

(r)   Cost of revenues

        Cost of revenues from modules and system kits includes production and indirect costs for products sold including depreciation and amortization. Cost of revenues from silicon materials includes acquisition costs. Cost of revenues from services includes labor and material costs associated with provision of the services.

(s)   Shipping and handling costs

        Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to solar module sales of $7,719,340, $23,727,467 and $31,785,077, are included in selling expenses for the years ended December 31, 2009, 2010 and 2011, respectively.

(t)    Legal and professional service fees

        The Company expenses its legal and professional service fees as incurred.

(u)   Research and development

        Research and development costs are expensed when incurred and amounted to $ 3,180,372, $6,843,216 and $19,838,547 for the years ended December 31, 2009, 2010 and 2011, respectively.

(v)   Advertising expenses

        Advertising expenses are expensed as incurred and amounted to $461,803, $5,148,215 and $11,194,027 for the years ended December 31, 2009, 2010 and 2011, respectively.

(w)  Warranty cost

        Before June 2009, the Company typically sold standard solar modules and products with up to a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, the Company increased its warranty against defects in materials and workmanship to six years. Effective August 1, 2011, the Company increased its warranty against defects in materials and workmanship to ten years and guarantees that, for a period of 25 years the modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97% of the labeled power output; (ii) from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and (iii) by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output. The

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

Company has the right to repair or replace solar modules, at its option, under the terms of the warranty policy. The Company maintains warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of its competitors' accrual history, industry-standard accelerated testing, estimates of failure rates from its quality review, and other assumptions that the Company believes to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Company will prospectively revise the accrual rate. The Company currently records a 1% warranty provision for sales of solar modules and 0.8% for sales of solar system kits. The warranty costs of $6,051,483, $14,259,880 and $18,347,272 are included in cost of revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

        In April 2010, the Company started to purchase product warranty insurance from a group of insurance companies to back up its warranties. Under the policies, the insurance companies have agreed to cover the liabilities listed on its warranty statement up to certain maximum claim limits and subject to certain deductibles. Insurance premiums are recorded as other non-current assets and amortized over the 25-year term of the insurance policy. The unamortized carrying amount is nil, $5,593,524 and $14,791,807 as of December 31, 2009, 2010 and 2011, respectively, and is included as a component of other non-current assets in the consolidated balance sheets. The use of insurance may alter the costs of our warranty program.

(x)   Foreign currency translation

        The United States dollar ("U.S. dollar"), the currency in which a substantial amount of the Company's transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of operations. Gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities are not recognized in earnings, but are included as a component of other comprehensive income.

        The financial records of certain of the Company's subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi ("RMB"), Euro ("EUR"), Canadian dollar ("CAD") and Japanese Yen ("Yen"), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the statements of changes in equity and comprehensive income.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Comprehensive income

        Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included (i) net income, (ii) foreign currency translation adjustments and (iii) gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities.

(z)   Foreign currency risk

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company's cash and cash equivalents and restricted cash denominated in RMB amounted to $207,673,385, $296,612,028 and $363,647,327 as of December 31, 2009, 2010 and 2011, respectively.

(aa) Concentration of credit risk

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers. All of the Company's cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.

        The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of raw materials. The Company performs ongoing credit evaluations of its suppliers' financial conditions. The Company generally does not require collateral or security against advances to suppliers, however, it maintains a reserve for potential credit losses and such losses have historically been within management's expectation.

(ab) Fair value of derivatives and financial instruments

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use; when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(ac) Earnings per Share

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

(ad) Share-based compensation

        The Company's share-based compensation with employees and non-employees, such as restricted shares and share options, is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The Company has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.

(ae) Recently issued accounting pronouncements

        In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial statements.

        In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220), Presentation of Comprehensive Income." The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, "Comprehensive Income," and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income ("AOCI") in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years,

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

and interim periods within those years, beginning after December 15, 2011 for public entities. The adoption of this ASU will change the Company's presentation of comprehensive income in its consolidated financial statements.

        In September 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment". This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in this ASU apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial statements.

        On December 16, 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. The Company does not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

3. BUSINESS COMBINATION

        On January 28, 2011, Canadian Solar Solutions Inc. ("CSSI") entered into a purchase agreement with SkyPower Limited ("SkyPower"), an independent third party, to purchase 50% of the share interest of both SunE Sky GP First Light III Ltd ("FL3 GP") SunE Sky First Light III LP ("FL3 LP") to extend its business scope as a solar farm owner in Canada and to sell its solar modules. FL3 GP and FL3 LP were formed to build, install and operate the Project FL3, which is a proposed solar plant in Ontario Canada. The Company paid $3,020,109 for the 50% interest in FL3 GP and FL3 LP and accounted for the investment using the equity method.

        On May 24, 2011, CSSI entered into another purchase agreement with SkyPower to acquire the remaining 50% equity interests and become the sole shareholder of both FL3 GP and FL3 LP. The Company paid $3,084,714 for such interests. The fair value of the acquired company as of May 24, 2011 approximated that of the acquired company as of January 28, 2011; therefore, no material gain or loss resulted from the step acquisition. GP's and FL3 LP's results of operations have been consolidated since May 24, 2011 and were immaterial for the year ended December 31, 2011.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

3. BUSINESS COMBINATION (Continued)

Purchase price allocation:

Net tangible assets acquired	$845,929
Deferred tax liabilities	(1,345,152)
Power purchase agreement	4,339,201
Goodwill	2,264,845

Total consideration	$6,104,823

        Goodwill is not deductible for tax purposes and is not amortized, but is reviewed annually for impairment. The acquired goodwill is not deductible for tax purposes.

        The fair value of the power purchase agreement, was calculated using the income approach and has an estimated useful life of 20 years. Amortization expense of $142,969 was recorded for the year ended December 31, 2011.

4. ALLOWANCE FOR DOUBTFUL RECEIVABLES

        Allowance for doubtful receivables are comprised of allowances for account receivable trade and advances to suppliers.

        An analysis of allowances for accounts receivable, trade for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
	$	$	$
Beginning of the year	5,605,983	18,029,440	7,956,036
Allowances made (reversed) during the year	16,536,592	(10,082,718)	6,552,926
Accounts written-off against allowances	(4,113,307)	—	(5,053,538)
Foreign exchange effect	172	9,314	50,057

Closing balance	18,029,440	7,956,036	9,505,481

        An analysis of allowances for advances to suppliers for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
	$	$	$
Beginning of the year	2,341,685	10,985,195	19,389,542
Allowances made during the year	8,641,316	10,239,858	17,728,681
Accounts written-off against allowances	—	(2,205,848)	—
Foreign exchange effect	2,194	370,337	1,005,498

Closing balance	10,985,195	19,389,542	38,123,721

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

5. INVENTORIES

        Inventories consist of the following:

	At December 31, 2010	At December 31, 2011
	$	$
Raw materials	93,900,586	50,062,944
Work-in-process	50,094,707	49,157,454
Finished goods	128,101,282	197,347,729

	272,096,575	296,568,127

        In 2009, 2010 and 2011, inventory was written down by $12,478,944, $2,101,124 and $8,456,260, respectively, to reflect the lower of cost or market.

6. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2010	At December 31, 2011
	$	$
Buildings	67,962,404	150,147,460
Leasehold improvements	3,293,248	2,742,305
Machinery	213,220,584	413,079,111
Furniture, fixtures and equipment	14,086,113	26,397,638
Motor vehicles	2,252,790	2,908,260

	300,815,139	595,274,774
Less: Accumulated depreciation	(64,257,989)	(122,078,346)

	236,557,150	473,196,428
Construction in process	93,902,828	36,873,008

Property, plant and equipment, net	330,459,978	510,069,436

        Depreciation expense of property, plant and equipment was $20,390,862, $30,946,035 and $55,104,656 for the years ended December 31, 2009, 2010 and 2011, respectively. Construction in process represents production facilities under construction.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

7. INTANGIBLE ASSETS, NET

        The following summarizes the Company's intangible assets:

As of December 31, 2011	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Acquired power purchase agreements	4,111,199	(142,969)	3,968,230
Technical know-how	1,023,354	(213,199)	810,155
Computer software	4,982,833	(1,244,984)	3,737,849

Total intangible assets, net	10,117,386	(1,601,152)	8,516,234

As of December 31, 2010	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	973,630	(105,477)	868,153
Computer software	2,288,011	(460,852)	1,827,159

Total intangible assets, net	3,261,641	(566,329)	2,695,312

        Amortization expense for the years ended December 31, 2009, 2010 and 2011 were $117,521, $320,146 and $1,012,624, respectively.

        Amortization expenses of the above intangible assets is expected to be approximately $1.1 million, $1.0 million, $1.0 million, $1.0 million and $0.7 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

8. FAIR VALUE MEASUREMENT

        As of December 31, 2010 and 2011, information about inputs into the fair value measurements of the Company's assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
As of December 31, 2011	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange option contracts	$479,333	$—	$479,333	$—
Foreign exchange forward contracts	$2,247,205	$—	$2,247,205	$—

Total Assets	$2,726,538	—	$2,726,538	—

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

8. FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurements at Reporting Date Using
As of December 31, 2010	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	$2,182,677	$—	$2,182,677	$—

Total Assets	$2,182,677	—	$2,182,677	—

Liabilities:
Foreign exchange option contracts	$1,062,179	$—	$1,062,179	$—
Foreign exchange forward contracts	$1,389,983	$—	$1,389,983	$—

Total Liabilities	$2,452,162	—	$2,452,162	—

        The Company's foreign currency derivative instruments relate to foreign exchange option or forward contracts involving major currencies such as Euro and USD. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

        The Company did not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2010 and 2011.

        The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under US GAAP. The carrying value of cash and cash equivalents, trade receivables, billed and unbilled, amount due from related parties, accounts and short-term notes payable, other payables, other current liabilities, amounts due to related parties, and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings of $88,249,027 as of December 31, 2011 approximate their fair value since these borrowings contain variable interest rates.

        Depending on the terms of the specific derivative instruments and market conditions, some of the Company's derivative instruments may be assets and others liabilities at any particular point in time.

        The Company's primary objective for holding derivative financial instruments is to manage currency risk. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

        The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

8. FAIR VALUE MEASUREMENT (Continued)

contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the consolidated statements of operations. The Company recorded a gain (loss) on foreign currency derivative contracts of $9,870,333, $1,656,928 and $(5,750,981) for the years ended December 31, 2009, 2010 and 2011, respectively.

        The effect of fair values of derivative instruments on the consolidated balance sheets as of December 31, 2010 and 2011 and the effect of derivative instruments on consolidated statements of operations for the years ended December 31, 2010 and 2011 are as follows:

	Fair Values of Derivatives Asset
	At December 31, 2010		At December 31, 2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange option contracts	Foreign currency derivative assets	$—	Foreign currency derivative assets	$479,333
Foreign exchange forward contracts	Foreign currency derivative assets	$2,182,677	Foreign currency derivative assets	2,247,205

Total derivatives		$2,182,677		$2,726,538

	Fair Values of Derivatives Liability
			At December 31, 2011
	At December 31, 2010
				Fair Value
	Balance Sheet Location	Fair Value	Balance Sheet Location
Foreign exchange option contracts	Foreign currency derivative liabilities	$1,062,179	Foreign currency derivative liabilities	$—
Foreign exchange forward contracts	Foreign currency derivative liabilities	$1,389,983	Foreign currency derivative liabilities	$—

Total derivatives		$2,452,162		$—

		Amount of Gain (Loss) Recognized in Income on Derivatives
		Year Ended December 31
	Location of Gain (Loss) Recognized in Income on Derivatives
		2009	2010	2011
Foreign exchange option contracts	Gain on foreign currency derivatives	$4,783,240	$6,636,821	$(6,933,353)
Foreign exchange forward contracts	Gain on foreign currency derivatives	5,087,093	(4,979,893)	1,182,372

Total		$9,870,333	$1,656,928	$(5,750,981)

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

9. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31,
	2010		2011
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
Suzhou Gaochuangte New Energy Co., Ltd.	2,957,909	40	6,489,445	40
GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd.	—	—	2,625,743	10
Nernst New Energy (Suzhou) Co., Ltd.	1,509,808	50	1,337,062	50
Ningxia GD CSI New Energy Co., Ltd.	528,486	35	555,475	35
GD Inner Mongolia Jingyang Energy Co., Ltd.	674,956	15	—	—

	5,671,159		11,007,725

        On July 20, 2009, CSI Cells Co., Ltd. ("SZCC") acquired a 15% interest in GD Inner Mongolia Jingyang Energy Co., Ltd., for cash consideration of $658,486, Although SZCC only possesses a 15% interest, one of the five board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee. In November 2011, SZCC sold its interest for $714,182.

        On October 14, 2009, SZCC established a joint venture, Ningxia GD CSI New Energy Co., Ltd., for total cash consideration of $512,578. SZCC holds a 35% voting interest and one of the three board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee.

        On December 17, 2009, SZCC established a joint venture, Suzhou Gaochuangte New Energy Co., Ltd., for total cash consideration of $2,929,020. SZCC holds a 40% voting interest and one of the three board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee. On July 4, 2011, Suzhou Gaochuangte New Energy Co., Ltd. increased its share capital, and SZCC paid $3,118,800 in proportion to its ownership percentage.

        On November 30, 2010, SZCC acquired a 50% interest in a joint venture, Nernst New Energy (Suzhou) Co., Ltd., for cash consideration of $1,503,531. The chairman of the board, who is designated by the other investor, has veto rights over all the operating and financial proposals from SZCC and, as such SZCC is not considered to have control, but does exercise significant influence, over the investee.

        On July 4, 2011, CSI Solar Power (China) Inc. ("SZSP") acquired a 10% interest in a joint venture, GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd, for cash consideration of $2,548,827. SZSP is able to exercise significant influence over the investee through its representative in the board.

        Earnings from investments in affiliates was immaterial for all the periods presented.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

10. BANK BORROWINGS

	At December 31, 2010	At December 31, 2011
	$	$
Bank borrowings	609,978,254	831,936,089

Analysis as:
Short-term	489,380,618	629,688,722
Long-term, current portion	51,139,457	113,998,340

Subtotal for short-term	540,520,075	743,687,062
Long-term, non-current portion	69,458,179	88,249,027

Total	609,978,254	831,936,089

        In the years ended December 31, 2010 and 2011, the maximum bank credit facilities granted to the Company were $1,331,189,998 and $1,852,007,255, respectively, of which $609,978,254 and $831,936,089 were drawn down and $721,211,744 and $1,020,071,166 were available, respectively.

        As of December 31, 2011, short-term borrowings of $86,534,550 and long-term borrowings of $83,487,817 were secured by property, plant and equipment with carrying amounts of $17,084,561, inventory of $62,470,425 and a prepaid land use right of $5,978,634.

a)    Short-term

        The Company's short-term bank borrowings consisted of the following:

	At December 31, 2010	At December 31, 2011
	$	$
Short-term borrowings guaranteed by Dr. Shawn Qu	37,749,000	33,328,470
Short-term borrowings secured by restricted cash	84,381,806	74,873,390
Short-term borrowings secured by land use right and property, plant and equipment	53,286,488	39,295,970
Short-term borrowings secured by inventory	—	15,767,880
Notes	73,988,040	—
Unsecured short-term borrowings	239,975,284	466,423,012
Long-term Loans due within one year
Unsecured	6,039,857	82,527,640
Secured by inventory	30,000,000	15,600,000
Secured by property, plant and equipment	15,099,600	15,870,700

Total	540,520,075	743,687,062

        The average interest rate on short-term borrowings was 3.59% and 5.16% per annum for the years ended December 31, 2010 and 2011, respectively. The borrowings are repayable within one year.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

10. BANK BORROWINGS (Continued)

b)    Long-term

        The Company's long-term bank borrowings consisted of the following:

	At December 31, 2010	At December 31, 2011
	$	$
Unsecured	9,059,783	4,761,210
Long-term borrowings secured by land use right and property, plant and equipment	60,398,396	83,487,817

Total	69,458,179	88,249,027

        The average interest rate on long-term borrowings was 5.75% and 6.70% per annum for the years ended December 31, 2010 and 2011, respectively.

        Future principal repayment on the long-term bank loans are as follows:

2012	113,998,340
2013	16,664,235
2014	54,690,432
2015 and after	16,894,360

Total	202,247,367
Less: future principal repayment related to long-term loan, current portion	(113,998,340)

Total long-term portion	$88,249,027

        On June 25, 2009, CSI Solar Power Inc. entered into several loan agreements with a local Chinese commercial bank for the construction of solar module production lines. The total credit facility under those agreements is $14,283,630, which requires repayment of $4,761,210, $4,761,210, $3,174,140 and $1,587,070 in 2011, 2012, 2013 and 2014, respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2011 was $9,522,420 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People's Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions. On January 20, 2010, CSI Solar Power Inc. was merged into Canadian Solar Manufacturing (Changshu) Inc., and the loan was transferred to Canadian Solar Manufacturing (Changshu) Inc.

        On May 31, 2010, CSI Cells Co., Ltd. entered into a syndicated loan agreement with local Chinese commercial banks for the expansion of solar cell production capacity. The total credit facility under this agreement is $140,915,945, or an equivalent RMB amount, with two tranches. The first tranche has a credit limit of $69,164,511, which requires repayment within one year. The second tranche has a credit limit of $71,751,434, As of December 31, 2011, CSI Cells Co., Ltd. has drawn $34,582,255 from the first tranche in RMB, and $69,997,722 from the second tranche in RMB. Both tranches bear the base interest rate published by People's Bank of China for the same maturity for RMB denominated borrowings. Interest under both tranches is due quarterly in arrears. Outstanding borrowings under this

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

10. BANK BORROWINGS (Continued)

agreement were $104,579,977 at December 31, 2011, which requires repayment of $34,582,255, $53,103,362 and $16,894,360 in 2012, 2014, and 2015 respectively. The borrowing under the agreement is secured by the land use right and buildings of CSI Cells Co., Ltd and are guaranteed by CSI Solar Power (China) Inc., Canadian Solar Manufacturing (Luoyang) Inc. and Canadian Solar Manufacturing (Changshu) Inc. The agreement does not contain any financial covenants or restrictions.

        On September 29, 2010, Canadian Solar Manufacturing (Changshu) Inc. entered into a loan agreement with Standard Chartered Bank for working capital purposes. The total credit facility under the agreement is $30,000,000, which requires repayment of $14,400,000 and $15,600,000 in 2011 and 2012, respectively. Interest is due monthly in arrears. The outstanding balance as of December 31, 2011 was $15,600,000. The borrowing bears an interest rate of 4.5% and contains several financial covenants. As of December 31, 2011, CSI was not in compliance with one of the financial covenants, which required them to maintain consolidated net assets of no less than $590,000,000. Accordingly, the entire outstanding borrowing is immediately due and payable, at the option of the bank, and has been classified as a short-term borrowing as of December 31, 2011.

        On November 11, 2010, Canadian Solar Manufacturing (Changshu) Inc. entered into a loan agreement with a local Chinese bank for the expansion of solar module production lines. The total credit facility under this agreement is $47,612,100, which requires repayments of $15,870,700, $15,870,700 and $15,870,700 in 2012, 2013 and 2014, respectively. The outstanding balance as of December 31, 2011 was $29,360,795, which was secured by the land use right and buildings of Canadian Solar Manufacturing (Changshu) Inc. and guaranteed by CSI Cells Co., Ltd. and Canadian Solar Manufacturing (Luoyang) Inc. Interest is due quarterly in arrears. The borrowing bears a floating rate equal to 95% of the base interest rate published by People's Bank of China and does not contain any financial covenants or restrictions.

        On April 2, 2011, Canadian Solar Manufacturing (Changshu) Inc. entered into a loan agreement with a local Chinese bank for working capital purposes. The total credit facility under the agreement is $47,612,100, which has a maturity of 18 months. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2011 was $47,612,100 and was guaranteed by CSI Cell Co., Ltd and Canadian Solar Manufacturing (Luoyang) Inc. The borrowing bears a floating rate equal to 90% of the base interest rate published by People's Bank of China and does not contain any financial covenants or restrictions.

        On June 27, 2011, Canadian Solar Manufacturing (Changshu) Inc. entered into a loan agreement with a local Chinese bank for working capital purposes. The total credit facility under the agreement is $31,741,140, which has a maturity of 14 months. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2011 was $31,741,140 and was guaranteed by CSI Cell Co., Ltd and Canadian Solar Manufacturing (Luoyang) Inc. The borrowing bears a floating rate equal to 90% of the base interest rate published by People's Bank of China and does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

10. BANK BORROWINGS (Continued)

c)     Interest expense

	Years Ended December 31
	2009	2010	2011
	$	$	$
Interest capitalized	1,306,686	1,686,262	4,099,815
Interest expense	9,458,983	22,164,363	43,843,586

Total interest incurred	10,765,669	23,850,625	47,943,401

11. SHORT-TERM NOTES PAYABLE

        The Company enters into arrangements with banks wherein the banks issue notes to the Company's vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. Although the option is available, the Company's vendors rarely pursue settlement in advance of the note maturity date. Further, the Company is required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks' settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company's restricted cash balances with that same bank, the notes payable do not represent cash borrowings from the bank and, as such, the associated cash payments have been recorded by the Company as an operating activity in the consolidated statements of cash flows. As of December 31, 2010 and 2011, short-term notes payable was $9,969,217 and $131,568,540, respectively.

12. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	2009	2010	2011
	$	$	$
Beginning balance	10,846,719	16,899,522	31,224,906
Warranty provision	6,199,240	14,707,513	18,347,272
Warranty costs incurred	(146,437)	(382,129)	(2,550,826)

Ending balance	16,899,522	31,224,906	47,021,352

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

13. CONVERTIBLE NOTES

2007 Convertible Note Subscription Agreement

        On December 11, 2007, the Company signed a subscription agreement for the issuance of convertible notes of $75,000,000 (the "2007 Notes").

        The terms of the 2007 Notes are described as follows:

        Maturity date.    The 2007 Notes mature on December 15, 2017.

        Interest.    The 2007 Note holders are entitled to receive interest at 6% per annum on the principal outstanding, in semi-annually installments, payable in arrears.

        Conversion.    The initial conversion rate is 50.6073 shares per $1,000 initial principal amount, which represents an initial conversion price of approximately $19.76 per share. The 2007 Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a change in control. If the holders elect to convert the 2007 Notes upon a change of control, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per common share in the transaction (referred to as the "Fundamental Change Make-Whole Premium"). The Fundamental Make-Whole Premium is intended to compensate holders for the loss of time value upon early exercise.

        Redemption.    The holders may require the Company to repurchase the 2007 Notes for cash on December 24, 2012 and December 15, 2014, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company may redeem the notes on or after December 24, 2012 at a redemption price equal 100% of the principal amount of the notes, plus accrued and unpaid interest, (i) in whole or in part the closing price for the common shares exceeds 130% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the notice of redemption or (ii) in whole only, if at least 95% of the initial aggregate principal amount of the 2007 Notes originally issued have been redeemed, converted or repurchased and, in each case, cancelled.

        The Company recognized both the debt and equity components associated with the 2007 Notes. The debt component was recognized at the fair value of a similar instrument that does not have an associated equity component, which initially amounted to $62,686,088. The equity component was recognized as the difference between the proceeds and the fair value of the debt component. Offering costs incurred for the issuance of the 2007 Notes amounted to $3,351,634, which were allocated to the debt and equity components in proportion to the allocation of the proceeds and were accounted for as debt issuance costs and equity issuance costs, respectively. The initial debt issuance costs amounted to $2,801,344. The debt discount (measured as the difference between the proceeds and the initial debt component plus debt issuance costs) are being amortized through interest expense over the period from December 10, 2007, the date of issuance, to December 24, 2012, the earliest redemption date, using the effective interest rate method, which was 11.4% for the years ended December 31, 2009, 2010 and 2011, respectively. Amortization expense of $35,638, $39,816 and $44,485 was recorded for the years

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

13. CONVERTIBLE NOTES (Continued)

ended December 31, 2009, 2010 and 2011, respectively. In addition, coupon interest of $60,000 was recorded for the years ended December 31, 2009, 2010 and 2011, respectively.

        On May 27, 2008, the Company offered to increase the conversion rate, based on a specified formula, to induce the holders of the 2007 Notes to convert their notes into the Company's common shares (the "Offer") on or before June 24, 2008.

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

        Details of convertible notes as of December 31, 2010 and 2011 are as follows:

	At December 31, 2010	At December 31, 2011
	$	$
Carrying amount of the equity component	156,848	156,848

Principal amount of the debt component	1,000,000	1,000,000
Unamortized debt discount	94,184	49,699

Net carrying amount of the debt component	905,816	950,301

        As of December 31, 2011, the remaining period over which the discount on the debt component will be amortized was one year, and the conversion price and the number of shares upon conversion were approximately $19.76 per share and 50,607, respectively. The intrinsic value, as measured by the amount by which the instrument's if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible, was nil.

14. RESTRICTED NET ASSETS

        As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprise, the Company's PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to non-distributable reserves, which include a general reserve, an enterprise expansion reserve and staff welfare and bonus reserve. The wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The board of directors determines the staff welfare and bonus reserve.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

14. RESTRICTED NET ASSETS (Continued)

        The general reserve is used to offset future losses. The subsidiaries may, upon a resolution passed by the stockholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries' operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law.

        In addition to the general reserve, the Company's PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company's PRC subsidiaries are considered as restricted net assets amounting to $354,035,695 as of December 31, 2011.

15. INCOME TAXES

        The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Income (Loss) before Income Tax
Canada	(8,876,370)	18,354,204	(23,378,980)
Other	30,352,504	49,228,109	(50,984,454)

	21,476,134	67,582,313	(74,363,434)

Current Tax
Canada	4,790,780	9,563,915	8,047,733
Other	5,608,127	13,793,997	13,078,893

	10,398,907	23,357,912	21,126,626

Deferred Tax
Canada	(3,213,987)	(848,566)	2,577,854
Other	(8,486,985)	(5,755,429)	(7,164,540)

	(11,700,972)	(6,603,995)	(4,586,686)

Total Income Tax (Benefit) Expense
Canada	1,576,793	8,715,349	10,625,587
Other	(2,878,858)	8,038,568	5,914,353

	(1,302,065)	16,753,917	16,539,940

        The Company mainly operates in Canada, PRC, Japan, Germany and the United States. In 2011, the Company established several entities in various jurisdictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15. INCOME TAXES (Continued)

Canada

        The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 33%, 31% and 28.25% for the years ended December 31, 2009, 2010 and 2011, respectively.

        Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income tax at a rate of 33%, 31% and 28.25% for the years ended December 31, 2009, 2010 and 2011, respectively.

        Canadian Solar Manufacturing (Ontario) Inc. was a manufacturing entity incorporated in Ontario, Canada, and is subject to both federal and Ontario provincial corporate income tax at a rate of 29% and 26.5% for the years ended December 31, 2010 and 2011, respectively.

United States

        Canadian Solar (USA) Inc. was incorporated in Delaware, USA and is subject to both federal and California provincial corporate income taxes at a rate of 42.29%, 39.83% and 40.03% for the years ended 2009, 2010 and 2011, respectively.

Japan

        Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japan profit tax at a rate of approximate 45.70% for the years ended 2009, 2010 and 2011, respectively.

Germany

        Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to Germany profit tax at a rate of 33% for the years ended 2009, 2010 and 2011, respectively.

Hong Kong

        Canadian Solar International Ltd.("HKSI") was incorporated in Hong Kong, China, and is subject to Hong Kong profit tax at a rate of 16.5% in 2011. No Hong Kong profit tax has been provided as HKSI has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

PRC

        The other major operating subsidiaries, CSI Solartronics (Changshu) Co., Ltd., CSI Solar Technologies Inc., CSI Cells Co., Ltd., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Power (China) Inc. and Canadian Solar Manufacturing (Changshu) Inc. were governed by the PRC Enterprise Income Tax Law ("new EIT Law"), which replaced the old Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax regulations (the old "FEIT Law"), effective from January 1, 2008.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15. INCOME TAXES (Continued)

        Under the new EIT Law, domestically owned enterprises and foreign-invested enterprises ("FIEs") are subject to a uniform tax rate of 25%. The new EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new EIT Law and which were entitled to a preferential lower tax rate and tax holiday under the old FEIT Law or regulations. The tax rate of such enterprises will transition to the 25% uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the new EIT Law, may continue to be enjoyed until the end of the tax holiday.

        Accordingly, from January 1, 2008, the tax rates applicable on the Company's major operating subsidiaries in China are summarized as follows:

Company	Transitional Tax rate under the new EIT Law
CSI Solartronics (Changshu) Co., Ltd.	25%
CSI Solar Technologies Inc.	Exempted for 2008 and 2009 and 12.5% for 2010, 2011 and 2012 (half reduction on 25%)
CSI Cells Co., Ltd.	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)
Canadian Solar Manufacturing (Luoyang) Inc.	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)
Canadian Solar Manufacturing (Changshu) Inc	Exempted for 2008 and 2009 and 12.5% for 2010, 2011 and 2012 (half reduction on 25%)
CSI Solar Power (China) Inc.	25%

        The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with the Company's policies, it accrues and classifies interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The amount of interest and penalties accrued as of December 31, 2010 and 2011 was $2,269,049 and $2,847,899, respectively. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15. INCOME TAXES (Continued)

        The following table indicates the changes to the Company's liabilities for uncertain tax positions for the years ended December 31, 2009, 2010 and 2011, respectively.

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Beginning balance	7,852,056	8,953,568	9,191,281
Addition for tax positions related to the current year	1,101,512	—	736,707
Addition for tax positions from prior years	—	342,617	—
Reductions for tax positions from prior years/Statute of limitations expirations	—	(104,904)	(474,947)

Ending balance	8,953,568	9,191,281	9,453,041

        The Company is subject to taxation in Canada and China. The Company's tax years from 2004 through 2011 are subject to examination by the tax authorities of Canada. With few exceptions, the Company is no longer subject to federal taxes for years prior to 2005 and Ontario taxes for years prior to 2004. The Company's tax years from 2002 through 2011 are subject to examination by the PRC tax authorities due to its permanent establishment in China.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2006 through 2011 on non-transfer pricing matters, and from 2001 through 2011 on transfer pricing matters.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15. INCOME TAXES (Continued)

        The principal components of deferred income tax assets are as follows:

	At December 31, 2010	At December 31, 2011
	$	$
Deferred tax assets:
Accrued warranty costs	9,083,240	11,591,771
Bad debt provision	3,239,612	6,231,452
Issuance costs	1,849,697	1,006,272
Inventory write-down	3,358,735	4,434,180
Depreciation difference of property, plant and equipment	5,829,316	10,826,169
Loss on firm purchase commitment	1,986,063	—
Net operating loss carried forward	3,834,258	37,960,792
Others	2,285,344	2,694,473

Total deferred tax assets	31,466,265	74,745,109
Valuation allowance	(2,082,609)	(39,745,271)

Total deferred tax assets, net off valuation allowance	29,383,656	34,999,838

Analysis as:
Current	12,658,307	11,773,066
Non-current	16,725,349	23,226,772

	29,383,656	34,999,838

Deferred tax liabilities:	274,521	340,817
Financial derivatives assets
Acquisition of subsidiaries	—	1,230,740
Others	—	591,555

Total deferred tax liabilities	274,521	2,163,112

Analysis as:
Current	274,521	2,163,112
Non-current	—	—

	274,521	2,163,112

        The Company has net operating losses of $167,110,051 as of December 31, 2011. Such losses will expire between 2015 and 2031.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15. INCOME TAXES (Continued)

        A reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2009	2010	2011
Combined federal and provincial income tax rate	33%	31%	28%
Expenses not deductible for tax purpose	31%	3%	(19)%
Tax exemption and tax relief granted to the Company	(72)%	(10)%	25%
Effect of different tax rate of subsidiary operations in other jurisdiction	(16)%	(3)%	(3)%
Unrecognized tax benefits	9%	1%	(1)%
Valuation allowance	10%	2%	(51)%
Exchange gain (loss)	(1)%	1%	(1)%

	(6)%	25%	(22)%

        The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
The aggregate dollar effect	15,419,344	6,781,702	18,162,641

Per share effect—basic	0.42	0.16	0.42

Per share effect—diluted	0.41	0.16	0.42

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC subsidiaries' undistributed earnings of approximately $200.1 million at December 31, 2011 are considered to be indefinitely reinvested to the PRC entities. As such, no deferred taxes have been recorded on the excess financial reporting basis of the Company's PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

16. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted gain (loss) per share for the periods indicated:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Net income (loss) attributable to Canadian Solar Inc.—basic and diluted	$22,645,884	$50, 568,919	$(90,804,200)

Weighted average number of common shares—basic	37,137,004	42,839,356	43,076,489
Diluted share number from share options and restricted shares	590,134	838,852	—

Weighted average number of common shares—diluted	37,727,138	43,678,208	43,076,489

Basic earnings (loss) per share	$0.61	$1.18	$(2.11)

Diluted earnings (loss) per share	$0.60	$1.16	$(2.11)

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings (loss) per share for the periods indicated.

	Years Ended December 31,
	2009	2010	2011
Convertible notes	50,607	50,607	50,607
Share options and restricted shares	597,842	426,716	1,871,147

	648,449	477,323	1,921,754

17. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from related party of $19,835,942 as of December 31, 2011 is a trade receivable from the affiliate Suzhou Gaochuangte New Energy Co. Ltd ("Gaochuangte"), the Company's 40% owned affiliate, for module products sold.

        The amount due from related party of $1,355,760 as of December 31, 2010 is a trade receivable from the affiliate Suzhou Gaochuangte New Energy Co. Ltd ("Gaochuangte") for module products sold under a tolling arrangement.

        The amount due to related party of $3,007,809 as of December 31, 2011 consists of (i) a government award of $282,498, payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major stockholder of the Company, which was initially paid to the Company, and (ii) a trade payable of $2,725,311 to Gaochuangte for the solar project construction service fees.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

17. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        The amount due to related party of $2,445,020 as of December 31, 2010 consists of (i) a government award of $268,773 payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major stockholder of the Company, which was initially paid to the Company, and (ii) a trade payable of $2,176,247 to Gaochuangte for processing services provided under a tolling arrangement.

Related party transactions:

Guarantees and Share Pledges

        Dr. Qu fully guaranteed a one-year RMB250 million, RMB250 million and RMB1,520 million loan facilities from Chinese Commercial Banks in 2009, 2010 and 2011, respectively. Amounts drawn down from the facilities as at December 31, 2010 and 2011 were $37,749,000 and $33,328,470, respectively.

Sales and purchase contracts with affiliates

        In 2011, the Company sold solar modules to Gaochuangte of RMB125,948,865 ($19,674,164).

        In 2011, the Company paid RMB16,444,130 ($2,609,798) to Gaochuangte for solar project construction services. Since the solar project is for the Company's internal use, these amounts were recorded in construction in progress.

        In 2010, the Company outsourced module processing services to Gaochuangte, which purchased module products from the Company and sold the finished products back to the Company after the completion of the processing services. There was RMB 13,973,369 ($2,067,011) module products sold to Gaochuangte for their further processing, and RMB14,412,616 ($2,131,986) in finished goods purchased back from Gaochuangte in 2010.

18. COMMITMENTS AND CONTINGENCIES

a)    Operating lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and USA. Such leases have remaining terms ranging from one to 116 months and are renewable upon negotiation. Rental expenses were $1,914,551, $2,916,591, and $5,444,078 for the years ended December 31, 2009, 2010 and 2011, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

18. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2010 were as follows:

Year Ending December 31:	$
2012	4,136,999
2013	2,817,429
2014	2,510,529
2015	2,313,027
Thereafter	5,103,747

Total	16,881,731

b)    Property, plant and equipment purchase commitments

        As of December 31, 2011, short-term commitments for the purchase of property, plant and equipment were $3,070,161.

c)     Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers over the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts. The prices of the supply contracts are generally subject to adjustment to reflect the prevailing market price at the transactions date.

        Total purchases under the long-term agreements were approximately $41,021,608, $78,567,563 and $190,901,780 during the years ended December 31, 2009, 2010 and 2011, respectively.

        The following is a schedule, by year, of future minimum obligation, using market prices as of December 31, 2011, under all supply agreements as of December 31, 2011:

Year Ending December 31:	$
2012	295,967,444
2013	309,420,510
2014	309,420,510
2015	426,013,745

Total	1,340,822,209

d)    Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company is required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1,

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

18. COMMITMENTS AND CONTINGENCIES (Continued)

2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009 purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010 nor did it meet its purchase commitment in 2011. The Company believed that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,143,853 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of loss of long-term purchase commitments. The Company recorded a loss on firm purchase commitments of $13,822,818, $1,562,002 and $10,610,419 for the years ended December 31, 2009, 2010 and 2011, respectively.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The 12-year supply agreement with Deutsche Solar AG was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862,017 as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,408,593 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. The accrued amount of $27,862,017 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro148.6 million (approximately $192.6 million) on the notice. It is reasonably possible that Deutsche Solar may claim additional damage losses in excess of the accrued amount; however, the Company is unable to reliably estimate the range of any additional exposure.

LDK

        In June 2008, the Company entered into two long-term supply purchase agreements with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, in which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule. In April 2010, the Company sent notice to LDK and announced termination of these two contracts. In July 2010, the Company filed a request for arbitration against LDK with the Shanghai Branch of the China Economic & Trade Arbitration Commission. In its arbitration request, the Company asked LDK to refund the advance of $9,517,110. The first hearing was held in October 2010, during which the Company and LDK exchanged and reviewed the evidence. In October 2010, LDK counterclaimed against the Company, seeking (1) forfeiture of the $9,517,119 advance, (2) compensation of approximately RMB377,000,000 ($59,832,722) for losses due to the alleged breach of the agreements, (3) a penalty of approximately RMB15,200,000 ($2,412,354) and (4) arbitration

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

18. COMMITMENTS AND CONTINGENCIES (Continued)

expenses up to RMB4,700,000 ($745,925). The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011, however, there was no settlement reached between two parties. The final judgment will be made in the second half of 2012 as scheduled by the arbitration commission. As of December 31, 2010 and 2011, the Company had provided a full allowance against the advance to LDK of $9,517,110 due to the uncertainty of recovery. The Company believes the allegations are without merit and that the potential for additional loss is remote and, accordingly, has not recorded an additional liability associated with such lawsuit.

Class Action Lawsuits

        The Company received a subpoena from the SEC requesting submission of documents relating to, among other things, certain sales transactions in 2009. The Company cannot predict when the SEC will complete its investigation or what its outcome will be.

        On June 1, 2010, the Company announced that it would postpone the release of its financial results for the first quarter ended March 31, 2010 and its quarterly earnings call pending the outcome of an investigation by the Audit Committee of its Board of Directors that had been launched after the Company received a subpoena from the SEC requesting documents relating to, among other things, certain sales transactions in 2009. Thereafter six class action lawsuits were filed in the United States District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the United States District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that its financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names the Company, its chief executive officer and its former chief financial officer as defendants. The Company filed its motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. The Amended Consolidated Complaint similarly alleges generally that its financial disclosures during 2009 and early 2010 were false or misleading and asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder.

        In addition, a similar class action lawsuit was filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that its financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the Canada Business Corporations Act, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, the Company filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The motion was argued in the Ontario Court on May 10 and 11, 2011, and June 22 and 23, 2011, and was dismissed by an order dated

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

18. COMMITMENTS AND CONTINGENCIES (Continued)

August 29, 2011. The Company's appeal from that Court's dismissal of the jurisdictional challenge to the plaintiff's Ontario Securities Act claim was argued in the Ontario Court of Appeal on February 13, 2012, and was dismissed by an order dated March 30, 2012. The Company will be filing an application for leave to appeal to the Supreme Court of Canada from the Ontario Court of Appeal's order on or before May 29, 2012.

        As of December 31, 2011, the Company believed the allegations are without merit, and that the potential for loss was remote and did not record a liability associated with such lawsuits.

US countervailing and anti-dumping duties

        In October 2011, a trade action was filed by U.S. unit of SolarWorld AG and six other U.S. firms with the U.S. Department of Commerce, or USDOC, and U.S. International Trade Commission, or USITC, alleging that Chinese producers of crystalline silicon photovoltaic, or CSPV, cells and modules of selling their products into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms have asked the U.S. government to impose anti-dumping and countervailing duties on CSPV imports from China. The U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, have been investigating the validity of these claims. The Company was identified as one of a number of Chinese exporters of CSPV modules to the U.S. market. The Company also has affiliate U.S. import operations that import CSPV modules from China.

        On December 2, 2011, the USITC issued its preliminary determination that there is "a reasonable indication" that the complaining industry has been materially injured by reason of imports of CSPV cells and modules from China. The USDOC is conducting an investigation into whether such imports have been dumped or are receiving countervailable subsidies. A USDOC preliminary countervailing duty determination was issued on March 19, 2012 and a subsidy rate for Canadian Solar was preliminarily determined at 3.61% on CSPV cells imported from China on or after December 27, 2011. The USDOC has instructed the United States Customs and Border Protection Agency to require a cash deposit or the posting of a bond equal to the estimated preliminary subsidy rates reflected in the USDOC's preliminary subsidies determination. The USDOC also preliminarily determined that the imposition of orders, if any, would apply to imports of solar cells manufactured in China, even where incorporated into modules in and exported to the United States from a third country, but would not apply to modules made in China from solar cells manufactured in a third country. A USDOC preliminary antidumping determination is currently due May 16, 2012. A final decision on the possible imposition of orders, which as a general matter holds the possibility of establishing rates substantially different from preliminary rates, is not expected until late summer 2012, at the earliest.

        Even though the countervailing duties were determined to retrospectively apply to the Company, the maximum potential liabilities at December 31, 2011 were immaterial and therefore, the Company did not record accruals related to this contingency.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

19. SEGMENT INFORMATION

        The Company primarily operates in a single reportable business segment that includes the design, development and manufacture of solar power products.

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customer's headquarters:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Europe:
—Germany	272,744,921	623,375,655	795,265,303
—Spain	62,109,973	251,777,174	203,266,238
—Czech	151,342,770	102,194,745	8,421,667
—Italy	12,122,345	185,170,195	126,607,507
—Others	24,767,310	30,930,744	99,639,975

Europe Total	523,087,319	1,193,448,513	1,233,200,690

America:
—United States	35,899,850	92,707,388	192,380,838
—Canada	1,007,893	22,986,724	142,537,868

America Total	36,907,743	115,694,112	334,918,706

Asia and other regions:
—China	25,915,331	45,482,615	128,856,693
—India	—	—	59,809,538
—Japan	1,885,530	32,667,658	97,550,677
—Others	43,165,242	108,216,158	44,585,802

Asia Total	70,966,103	186,366,431	330,802,710

Total net revenues	630,961,165	1,495,509,056	1,898,922,106

        Substantially all of the Company's long-lived assets are located in the PRC.

        The following table summarizes the Company's revenues generated from each product:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Modules	622,663,878	1,400,939,585	1,683,121,020
Solar system kits	—	78,028,704	95,787,118
EPC service	—	—	110,992,742
Others	8,297,287	16,540,767	9,021,226

Total net revenues	630,961,165	1,495,509,056	1,898,922,106

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

20. MAJOR CUSTOMERS

        Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31
	2009	2010	2011
	$	$	$
Company A	122,904,506	164,522,394	—
Company B	151,342,770	96,025,973	3,889,450
Company C	3,409,460	12,858,411	—
Company D	4,436,180	—	—

        The accounts receivable from the three customers with the largest receivable balances represents 10%, 9% and 8% of the balance of the account at December 31, 2010, and 10%, 8% and 6% of the balance of the account at December 31, 2011, respectively.

21. EMPLOYEE BENEFIT PLANS

        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost in 2011. The expense paid by the Company to these defined contributions schemes was $1,937,179, $2,116,173 and $3,825,278 for the years ended December 31, 2009, 2010 and 2011, respectively.

        In addition, in 2011, the Company is required by PRC law to contribute approximately 10%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $1,626,522, $1,979,476 and $4,067,355 for the years ended December 31, 2009, 2010 and 2011, respectively.

22. SHARE OPTIONS

        On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors or external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of one percent (1%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the Board of Directors or a committee designated by the Board. In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of options and restricted shares under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of 1% of the number of outstanding common shares of the Company on the first day of each of 2007, 2008 and 2009 and 2.5% of the number of outstanding common shares of the Company outstanding on the first day of each calendar year after 2009. The share incentive plan will expire on, and no awards may be granted after, March 15, 2016. Under the terms of the share incentive plan, options are generally granted with an exercise price equal to the fair market value of the Company's ordinary shares and expire ten years from the date of grant.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

22. SHARE OPTIONS (Continued)

Options to Employees

        As of December 31, 2011, there was $9,378,964 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 2.9 years. During the years ended December 31, 2009, 2010 and 2011, $5,025,225, $3,641,260 and $3,382,786 was recognized as compensation expense, respectively. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2009, 2010 and 2011.

        The Company utilizes the Binomial option-pricing model to estimate the fair value of stock options.

        The following assumptions were used to estimate the fair value of stock options granted in 2009, 2010 and 2011:

	2009	2010	2011
Risk free rate	4.67% ~ 5.72%	4.25% ~ 4.75%	2.76% ~ 3.46%
Volatility ratio	81% ~ 84%	80% ~ 84%	77% ~ 79%
Dividend yield	—	—	—
Annual exit rate	3.56% ~ 5.24%	2.89% ~ 3.36%	3.07% ~ 4.37%
Exercise multiple	5.40 ~ 6.20	5.00	4.40 - 4.70

        The Company used the market yield of USD dominated Chinese International government bonds with maturity periods that can cover the contractual life of the shares option for the risk-free rates. The Company estimated the expected volatility based on the average of historical daily annualized volatility of its own and comparable companies' stock prices. The Company's dividend policy is to retain earnings for reinvestment purpose and the Company does not intend to distribute dividends, thus the dividend yield is assumed to be zero. The Company estimated the annual exit rates based on the historical general exit rate of staff at different levels. The Company estimated the exercise multiple based on the historical exercise pattern of prior employee stock options granted by the Company.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

22. SHARE OPTIONS (Continued)

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Terms	Aggregate Intrinsic Value
		$		$
Options outstanding at January 1, 2011	2,617,666	10.79
Granted	801,411	8.89
Exercised	(262,723)	4.79
Forfeited	(323,804)	12.78

Options outstanding at December 31, 2011	2,832,550	10.59	8 years	170,640

Options vested or expected to vest at December 31, 2011	2,613,054	10.62	8 years	170,640

Options exercisable at December 31, 2011	1,406,200	11.12	6 years	170,640

        The weighted average grant-date fair value of options granted in 2009, 2010 and 2011 was $5.86, $9.62 and $6.50, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $1,743,089, $1,786,605 and $1,760,500, respectively.

Restricted shares to Employees

        The Company granted 333,190 and 116,500 restricted shares to employees in May 2006 and July 2006 respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four years based on the specific terms of the grants. The difference between the exercise price of the restricted shares and the fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $7.1 million that will be recognized ratably over the vesting period. During the years ended December 31, 2009, 2010 and 2011, the Company recognized $411,125, $235,411 and $nil in compensation expense associated with these awards, respectively.

        As of December 31, 2011, there was no unrecognized share-based compensation related to unvested restricted share awards.

        The total fair value of restricted shares vested during the year ended December 31, 2009, 2010 and 2011 was $433,963, $382,994 and $nil, respectively.

Restricted shares units to Employees

        The Company granted 475,313 and 42,868 restricted shares units ("RSU") to employees in May 2011 and July 2011, respectively. The RSUs entitle the holders to receive the Company's common shares upon vesting. The RSU were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $4.6 million that will be

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

22. SHARE OPTIONS (Continued)

recognized ratably over the vesting period. During the year ended December 31, 2011, the Company recognized $678,052 in compensation expense associated with these awards.

        As of December 31, 2011, there was $3,897,651 of total unrecognized share-based compensation related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 3.3 years.

        A summary of the RSU activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
		$
Unvested at January 1, 2011	—	—
Granted	518,181	9.16
Vested	—	—
Forfeited	(18,641)	9.12

Unvested at December 31, 2011	499,540	9.16

        The total fair value of restricted shares units vested during the year ended December 31, 2011 was $nil.

23. INVESTMENT INCOME (LOSS)

        The following table summarizes the Company's investment income (loss):

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Sale of subsidiaries	1,788,036	210,312	—
Impairment of long-term investment	—	(3,000,000)	—
Others	—	(63,715)	(41,163)

Total investment income (loss)	1,788,036	(2,853,403)	(41,163)

        In June 2009, the Company and CVB Solar GmbH established a partnership, with the Company owning 70% of, and thereby consolidating as a subsidiary, the partnership. The Company contracted with the partnership to build a ground-mounted solar plant in Bernsdorf, Germany using the Company's solar modules. The project was completed in November 2009 and was sold to a third-party buyer prior to December 31, 2009 for $2.3 million. The Company recognized a gain from the sale of the partnership of $1,788,036 as investment income for the year ended December 31, 2009.

        The Company owns preferred shares of a privately held entity in an amount that is not sufficient to provide the Company with significant influence over the investee's operations. In 2010, due to the deterioration of the investee's financial position, the Company concluded that the $3,000,000 preferred share investment was fully impaired.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

24. SUBSEQUENT EVENTS

        Between January 1 and March 31, 2012, we obtained new borrowings of approximately $94 million and renewed approximately $613 million bank facilities, the due dates of which extend beyond December 31, 2012.

        On April 17, the Company and SkyPower entered into a purchase agreement under which the Company will acquire a majority interest in 16 solar projects representing approximately 190-200MW from SkyPower. Each of these projects was awarded a 20-year power purchase contract by the Ontario Power Authority. Fifteen of these contracts were issued under Ontario's Feed-In-Tariff Program, and one was issued as part of Ontario's Renewable Energy Standard Offer Program. The transaction price is approximately CAD185 million ($185 million), of which $69.8 million will be paid once the closing conditions are met, $69.8 million is due on May 31, 2012, and the remaining amount is to be paid as the solar projects reach certain milestones. In conjunction with the transaction, a five-year warrant will be issued to SkyPower's owners for 9.9% of the Company's outstanding shares on the closing day, with a strike price of $5.00. The Company and SkyPower also agreed to form a 50/50 international joint venture focused on developing solar power plants in select emerging markets.

Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
CSI Solartronics(Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Research and developing solar modules
CSI Solar Manufacture Inc.	PRC January 7, 2005	100%	Production of solar modules
CSI Solar New Energy (Suzhou) Co., Ltd.	PRC December 7, 2005	100%	Production of solar modules
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of modules
CSI Project Consulting GmbH	Germany May 26, 2009	70%	Developing solar power project
Canadian Solar Japan K.K.	Japan June 21, 2009	90.67%	Sales and marketing of modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project
CSI Solar Power (China) Inc.	PRC July 7, 2009	100%	Investment holding
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of modules
Canadian Solar Manufacturing (Ontario) Inc.	Canada June 30, 2010	100%	Production of solar modules
Canadian Solar (Australia) Pty., Ltd.	Australia February 3, 2011	100%	Sales and marketing of modules
Canadian Solar International Ltd.	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O&M (Ontraio) Inc.	Canada May 10, 2011	100%	Developing solar power project
SunE Sky GP First Light III Ltd.	Canada May 24, 2011	100%	Developing solar power project
SunE Sky First Light III LP	Canada May 24, 2011	100%	Developing solar power project
CSI-Cenergy Holdings, LLC	USA July 27, 2011	62.5%	Developing solar power project
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	80%	Production of solar module materials
Canadian Solar South East Asia Pte., Ltd.	Singapore September 19, 2011	100%	Sales and marketing of modules

 Additional
Information—Financial Statements Schedule I

Canadian Solar Inc.

        Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.'s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2011 of $354,035,695, exceeded the 25% threshold.

        These financial statements have been prepared in conformity with accounting principles generally accepted in the United States except that the equity method has been used to account for investments in subsidiaries.

Financial

Information of Parent Company

Balance Sheets

	December 31, 2010	December 31, 2011
	(In U.S. dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	17,834,643	7,924,686
Restricted cash	31,626,334	5,731,365
Accounts receivable, net of allowance for doubtful accounts of $6,080,501 and $871,385 at December 31, 2010 and 2011, respectively	108,939,196	9,325,500
Inventories	30,423,199	12,824,582
Advances to suppliers, net of allowance for doubtful accounts of $17,511 and $6,059,306 at December 31, 2010 and 2011, respectively	4,069,236	—
Amounts due from related parties	108,899,314	85,731,327
Deferred tax assets	1,723,766	1,279,033
Prepaid expenses and other current assets	9,411,569	3,011,995

Total current assets	312,927,257	125,828,488
Advances to suppliers, net of allowance for doubtful accounts of nil and $11,365,975 at December 31, 2010 and 2011, respectively	13,946,324	—
Investment in subsidiaries	422,256,208	399,437,561
Deferred tax assets	9,648,202	9,708,590
Amount due from related parties	—	150,000,000
Other non-current assets	5,801,542	14,972,773

TOTAL ASSETS	764,579,533	699,947,412

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	10,087,952	4,025
Amounts due to related parties	160,239,600	177,769,708
Other current liabilities	20,574,458	11,323,481

Total current liabilities	190,902,010	189,097,214
Accrued warranty costs	26,984,958	32,401,893
Convertible notes	905,816	950,301
Liability for uncertain tax positions	11,460,330	11,564,233

TOTAL LIABILITIES	230,253,114	234,013,641

Equity:
Common shares—no par value: unlimited authorized shares, 42,893,044 and 43,155,767 shares issued and outstanding at December 31, 2009 and 2010, respectively	501,145,991	502,402,939
Additional paid-in capital	(57,392,283)	(53,331,445)
Retained earnings(Accumulated deficit)	62,110,767	(28,693,433)
Accumulated other comprehensive income	28,461,944	45,555,710

Total equity	534,326,419	465,933,771

TOTAL LIABILITIES AND EQUITY	764,579,533	699,947,412

Financial

Information of Parent Company

Statements of Operations

	Years Ended December 31
	2009	2010	2011
	(In U.S. dollars, except share and per share data)
Net revenues	602,999,324	1,248,400,119	829,016,524
Cost of revenues	591,746,362	1,201,713,356	792,643,306

Gross profit	11,252,962	46,686,763	36,373,218

Operating expenses:
Selling expenses	8,510,250	10,057,347	10,411,256
General and administrative expenses	17,258,546	13,355,609	13,461,891
Research and development expenses	664,102	792,509	1,255,945

Total operating expenses	26,432,898	24,205,465	25,129,092

Profit (loss) from operations	(15,179,936)	22,481,298	11,244,126
Other income (expenses):
Interest expense	(140,314)	(296,678)	(267,979)
Interest income	2,153,462	933,372	474,886
Investment loss	—	(3,000,000)	—
Foreign exchange gain	4,281,909	830,602	3,261,933

Profit (loss) before income taxes and equity in earnings of subsidiaries	(8,884,879)	20,948,594	14,712,966
Income tax expense	(1,576,793)	(9,956,513)	(6,742,827)
Equity in earnings(loss) of subsidiaries	33,107,556	39,576,838	(98,777,339)

Net Income (loss)	22,645,884	50,568,919	(90,804,200)

Financial

Information of Parent Company

Statements of Cash Flows

	Years Ended December 31,
	2009	2010	2011
	(In U.S. dollars)
Operating activities:
Net Income (loss)	22,645,884	50,568,919	(90,804,200)
Depreciation and amortization	5,450	5,888	5,864
Allowance for doubtful debts	8,208,800	(7,327,386)	5,829,275
Investment loss	—	3,000,000	—
Amortization of discount on debt	35,638	39,816	44,485
Equity in earnings (loss) of subsidiaries	(33,107,556)	(39,576,838)	98,774,339
Share-based compensation	5,436,350	3,876,671	4,060,838
Changes in operating assets and liabilities:
Inventories	(29,306,391)	2,140,423	17,598,617
Accounts receivable	(105,141,401)	37,753,416	99,826,223
Amounts due from related parties	(9,102,961)	(16,299,621)	(126,832,013)
Advances to suppliers	(7,248,785)	2,752,935	11,973,762
Other current assets	(327,630)	(4,195,539)	6,399,566
Other non-current assets	—	(5,786,798)	(9,177,091)
Accounts payable	6,026,101	3,937,109	(10,083,933)
Advances from customers	1,713,862	130,350	(216,370)
Amounts due to related parties	139,080,262	(23,827,298)	17,530,108
Accrued warranty costs	5,618,662	11,874,837	5,416,935
Other current liabilities	3,900,397	10,848,840	(9,034,605)
Liability for uncertain tax positions	2,001,087	755,415	103,902
Deferred taxes	(3,213,988)	392,598	384,345

Net cash provided by operating activities	7,223,781	31,063,737	21,800,047

Investing activities:
Decrease (increase) in restricted cash	(150,000)	(31,476,334)	25,894,969
Investment in subsidiaries	(74,120,415)	(45,851,545)	(75,955,691)
Purchases of property, plant and equipment	(3,497)	(1,172)	—

Net cash used in investing activities	(74,273,912)	(77,329,051)	(50,060,722)

Financing activities:
Proceeds from issuance of common shares	103,349,924	—	—
Issuance costs paid for common shares offering	(538,581)	—	—
Proceeds from exercise of stock options	674,424	823,560	1,256,948

Net cash provided by financing activities	103,485,767	823,560	1,256,948

Effect of exchange rate changes	210,504	13,340,647	17,093,770

Net increase (decrease) in cash and cash equivalents	36,646,140	(32,101,107)	(9,909,957)
Cash and cash equivalents at the beginning of the year	13,289,610	49,935,750	17,834,643

Cash and cash equivalents at the end of the year	49,935,750	17,834,643	7,924,686

Supplemental disclosure of cash flow information:
Interest paid	104,676	296,678	223,495
Income taxes paid	1,680,672	5,204,641	13,575,821