Form 20-F
period 2013-12-31
Canadian Solar Inc.
filed 2014-04-28
CIK 1375877

Use these links to rapidly review the document

CANADIAN SOLAR INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.
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
(The NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           51,034,343 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2013.

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐

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

INTRODUCTION

        Unless otherwise indicated, references in this annual report on Form 20-F to:

  •
  "CSI," "we," "us," "our company" and "our" are to Canadian Solar Inc., a Canadian company, its predecessor entities and its consolidated subsidiaries;

  •
  "$," "US$" and "U.S. dollars" are to the legal currency of the United States;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "C$," "CAD" and "Canadian dollars" are to the legal currency of Canada;

  •
  "€" and "Euro" are to the legal currency of the European Economic and Monetary Union;

  •
  "W," "kW," "MW" and "GW" are to watts, kilowatts, megawatts and gigawatts, respectively;

  •
  "AC" and "DC" are to alternating current and direct current, respectively;

  •
  "PV" is to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

  •
  "shares" refers to common shares, with no par value, of Canadian Solar Inc.;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau; and

  •
  "EU" refers to the European Union.

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013.

        We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros and Canadian dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York to translate Renminbi, Euros and Canadian dollars to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report. Unless otherwise stated, the translation of Renminbi, Euros and Canadian dollars into U.S. dollars was made by the noon buying rate in effect on December 31, 2013, which was RMB6.0537 to $1.00, €0.7257 to $1.00, and C$1.0637 to $1.00. We make no representation that the Renminbi, Euro, Canadian dollar, or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, Canadian dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

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

  •
  our beliefs regarding the competitiveness of our solar power products;

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

  •
  our ability to expand our products and business lines, including the total solutions business;

  •
  our ability to develop, build and sell solar power projects in Canada, the U.S., Japan, China and elsewhere; and

  •
  our beliefs with respect to the outcomes of the investigations and litigations to which we are a party.

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

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

Selected Consolidated Financial and Operating Data

        The following selected statement of operations data for the years ended December 31, 2011, 2012 and 2013 and balance sheet data as of December 31, 2012 and 2013 have been derived from our consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial and operating data in conjunction with those financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F.

        Our selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 were derived from our consolidated financial statements that are not included in this annual report.

        All of our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

	For the years ended, or as of, December 31,
	2009	2010	2011	2012	2013
	(In thousands of $, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	630,961	1,495,509	1,898,922	1,294,829	1,654,356
Income (loss) from operations	6,512	120,299	6,833	(142,516)	130,816
Net income (loss)	22,778	50,828	(90,903)	(195,155)	45,565
Net income (loss) attributable to Canadian Solar Inc.	22,646	50,569	(90,804)	(195,469)	31,659
Earnings (loss) per share, basic	0.61	1.18	(2.11)	(4.53)	0.68
Shares used in computation, basic	37,137,004	42,839,356	43,076,489	43,190,778	46,306,739
Earnings (loss) per share, diluted	0.60	1.16	(2.11)	(4.53)	0.63
Shares used in computation, diluted	37,727,138	43,678,208	43,076,489	43,190,778	50,388,284
Other financial data:
Gross margin	12.4%	15.3%	9.6%	7.0%	16.7%
Operating margin	1.0%	8.0%	0.4%	(11.0)%	7.9%
Net margin	3.6%	3.4%	(4.8)%	(15.1)%	2.8%

	For the years ended, or as of, December 31,
	2009		2010	2011	2012	2013
	(In thousands of $, except share and per share data, and operating data and percentages)
Selected operating data:
Solar power products sold (in MW)
—Solar module business	296.6		779.1	1,265.6	1,490.1	1,736.1
—Total solutions business(1)	0.6		24.4	56.9	53.0	157.9

Total	297.2		803.5	1,322.5	1,543.1	1,894.0

Average selling price (in $ per watt)
—Solar module business	2.13		1.80	1.34	0.77	0.67
Balance Sheet Data:
Net current assets (liabilities)	239,047		259,332	59,131	(98,046)	(59,003)
Total assets	1,038,703		1,423,367	1,879,809	2,259,313	1,719,356
Net assets	466,001		534,984	466,978	301,583	401,498
Long-term borrowings	29,290		69,458	88,249	214,563	151,392
Convertible notes	866		906	950	—	—
Common shares	500,322		501,146	502,403	502,562
Number of shares outstanding	42,745,360	(2)	42,893,044	43,155,767	43,242,426	51,034,343

(1)
Total solutions business consists primarily of solar power project development, engineering, procurement and construction, or EPC, services, operating and maintenance, or O&M, services and sales of solar system kits.

(2)
Excludes 29,125 restricted shares, which were subject to restrictions on voting and dividend rights and transferability as of December 31, 2009, respectively.

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

        We are influenced by conditions in the solar power market and industry. In 2010, demand for solar power products increased and many manufacturers increased their production capacity accordingly as the effects of the global financial crisis subsided. In 2011, a decrease in payments to solar power producers in the form of feed-in tariffs and other reimbursements, a reduction in available financing and an excess supply of solar modules worldwide put severe downward pressure on solar module prices in European and other markets. As a result, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, were adversely affected and their financial condition weakened. Although our shipments increased year-over-year in 2012 and 2013, average selling prices for our solar modules continued to decline. In 2012, oversupply conditions across the value chain, difficult economic conditions in Europe as well as escalating foreign trade disputes in the U.S., Europe, India and China affected industry-wide demand and put continued pressure on average selling prices, resulting in lower revenue for many industry participants. If the supply of solar modules grows faster than demand, and if governments continue to reduce financial support for the solar industry and impose trade barriers, demand for our products as well as our average selling price could be materially and adversely affected.

        The challenging industry environment in 2012 caused many solar product manufacturers to reduce production or shut down capacity across the value chain, which has helped to stabilize and more recently strengthen average selling prices for solar modules in many markets. However, we cannot assure you that, as average selling prices stabilize and strengthen, solar product manufacturers will not again increase production, which could potentially further reduce prices.

        Demand in Europe generally remains weak as a result of reductions in feed-in-tariffs in Germany and the elimination of feed-in-tariffs in Italy, the two largest European markets over the past several years. Although demand in other regions, including China, Japan, the U.S. and India, as well as many other emerging markets in Asia, the Middle East and Africa, is expected to offset the decline in European demand, we cannot assure you that this demand will occur or, if it does, will be sustainable or that any recent positive trends in supply or demand balance will persist.

        The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. For example, a reduction in oil and coal prices may reduce the demand for alternative energy. During 2011, 2012 and 2013, a decrease in solar power tariffs and a difficult financing environment put downward pressure on the price of solar systems in most regions. Solar power prices decreased as governments, forced by the global economic crisis to implement austerity measures, reduced subsidies, such as feed-in tariffs. We may be adversely affected by volatile solar power market and industry conditions. Our growth and profitability depend on the demand for and the prices of solar power products.

If the supply of solar wafers and cells increases in line with increases in the supply of polysilicon, then the corresponding oversupply of solar cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

        Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry experienced an oversupply of high-purity silicon beginning in 2009, which contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. Demand for solar power products remained soft through 2012 but began to pick up in the second half of 2013. The average selling price of our solar modules decreased from $1.80 per watt in 2010 to $1.34 per watt in 2011, $0.77 per watt in 2012 and $0.67 per watt in 2013, in large part because the increase in the supply of solar cells and modules was greater than the increase in the demand thus putting pressure on solar power products across all stages of the value chain. As a result of the decline in our solar module selling prices, our revenue declined in 2012, even though our solar module shipment volume for the year increased. In addition, because solar module selling prices declined at a rapid rate, we suffered losses in the form of inventory write-downs, as the market price of modules consistently fell below the carrying cost of our inventory. Lower price realizations and inventory write-downs in 2012 put downward pressure on our gross profit and operating margins. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share. Moreover, due to fluctuations in the supply and price of solar power products throughout the value chain, we cannot assure you that we will be able, on an ongoing basis, to procure silicon, wafers and cells at reasonable costs if any of the above risks materializes. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will continue to be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products, hamper our expansion and materially affect our results of operations.

        General economic conditions, liquidity and the availability and cost of capital could materially and adversely affect our business and results of operations. Most solar power projects, including our own, require financing for development and construction with a mixture of equity and third party funding. The cost of capital affects both the demand and price of solar power systems. A high cost of capital may materially reduce the internal rate of return for solar power projects and therefore put downward pressure on the prices of both solar systems and solar modules, which typically comprise a major part of the cost of solar power projects.

        Furthermore, solar power projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar power projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could render existing funding more expensive and present an obstacle for potential funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar power projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for products they have agreed to purchase. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion and materially and adversely affect our results of operations. Concerns about government deficits and debt in the EU have increased bond spreads in certain solar markets, such as Greece, Spain, Italy and Portugal. The cash flow of a solar power project is often derived from government-funded or government-backed feed-in tariffs. Consequently, the availability and cost of funding solar power projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located. Therefore, credit agency downgrades of nations in the EU could decrease the credit available for solar power projects, increase the expected rate of return compared to bond yields, and increase the cost of debt financing for solar power projects in countries with a higher perceived sovereign credit risk.

        As a result, many downstream purchasers of solar power products were unable to secure sufficient financing for their solar power projects and thus many purchasers of solar power products were unable or unwilling to expand their operations. In light of the uncertainty in the global credit and lending environment, we cannot make assurances that financial institutions will continue to offer funding to solar power project developers at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund solar power systems and potentially reduce the demand for solar modules and/or reduce the average selling prices for solar modules, which may materially and adversely affect our business, results of operations, financial condition and prospects.

Our future success depends partly on our ability to expand the pipeline of our total solutions business in several key markets, which exposes us to a number of risks and uncertainties.

        Historically, the solar module business has accounted for the majority of our net revenues—89.1%, 88.5% and 71.4% in 2011, 2012 and 2013, respectively. However, we have, in recent years, increased investment in, and management attention on our total solutions business, which consists primarily of solar power project development, EPC services, O&M services and sales of solar system kits. As we continue to expand our business into the downstream segment of the industry, we expect that, in 2014, our total solutions business will account for approximately 50% of our net revenues, an increase from 28.6% in 2013 and 11.5% in 2012.

        As a greater portion of our net revenues is derived from out total solutions business, we will be increasingly exposed to the risks associated with this business. Further, our future success largely depends on our ability to expand our solar power project pipelines. The risks and uncertainties associated with our total solutions business and our ability to expand our solar power project pipelines include:

  •
  the uncertainty of being able to sell the projects, receive full payment for them upon completion, or receive payment in a timely manner;

  •
  the need to raise significant additional funds to develop greenfield or purchase late-stage solar power projects, which we may be unable to obtain on commercially reasonable terms or at all;

  •
  delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, grid-connection and customer acceptance testing;

  •
  delays or denial of required regulatory approvals by relevant government authorities;

  •
  diversion of significant management attention and other resources; and

  •
  failure to execute our project pipeline expansion plan effectively.

        If we are unable to successfully expand our total solutions business, and in particular, our solar power project pipelines, we may be unable to expand our business, maintain our competitive position, improve our profitability, and generate the cash flows we have currently forecasted.

Governments may revise, reduce or eliminate subsidies and economic incentives for solar energy, which could cause demand for our products to decline.

        The market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a feed-in tariff, depends largely on the availability and size of government subsidy programs and economic incentives. At present, the cost of solar power exceeds retail electricity rates in many locations. Government incentives vary by geographic market. Government bodies in many countries, most notably Germany, Italy, the Czech Republic, the United States, Japan, Canada (Ontario), South Korea, Greece, France, Australia and Spain, have provided incentives in the form of feed-in tariffs, rebates, tax credits, renewable portfolio standards and other incentives. These governments have implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of these government mandates and economic incentives, such as the German Renewable Energy Law, are scheduled to be reduced and could be altered or eliminated altogether through new legislation. Beginning in July 2013, Italy, an important market for solar power products over the past several years, stopped paying feed-in-tariffs on new solar power systems. Many other countries in Europe have also reduced or eliminated their solar energy subsidies in the past few years and it is likely that this trend will continue, possibly until subsidies for solar energy are phased out completely.

        While solar power projects may continue to offer attractive internal rates of return, it is unlikely internal rates of return will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate subsidies, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact both solar module prices and the value of our solar power projects. The reduction, modification or elimination of government mandates and economic incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.

        In 2007 and 2008, we entered into a number of long-term supply agreements with several silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL-Poly Energy Holdings Limited, or GCL, Neo Solar Power Corp., or Neo Solar, Deutsche Solar AG, or Deutsche Solar, Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, and a UMG-Si supplier.

        Under our supply agreements with certain silicon wafer suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. As of December 31, 2013, the balance of advance payments that we have made to GCL, Deutsche Solar, LDK and the UMG-Si supplier totaled $47.7 million.

        We purchased the contracted volume for 2009 under our 12-year supply agreement with Deutsche Solar, but did not purchase the contracted volumes for 2010 and 2011. The agreement contains a provision stating that, if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. We believe that the take-or-pay provisions of the agreement are void under German law. In December 2011, Deutsche Solar gave notice to us to terminate the 12-year wafer supply agreement with immediate effect. Deutsche Solar stated that the reason for the termination was an alleged breach of the agreement by us. In the notice, Deutsche Solar reserved its right to claim damages of €148.6 million in court. As a result of the termination, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. In addition, we made a full bad debt allowance of $17.4 million against the balance of advance payments to Deutsche Solar. The accrued amount of $27.9 million represents our best estimate for our loss contingency. Deutsche Solar did not specify the basis for its claimed damages of €148.6 million in the notice.

        In 2007, we entered into a three-year agreement with LDK under which we purchased specified quantities of silicon wafers and LDK converted our reclaimed silicon feedstock into wafers. In June 2008, we entered into two 10-year wafer supply agreements with LDK, under which we agreed to purchase specified volumes of wafers at pre-determined prices each year, commencing January 1, 2009. In April 2010, we gave LDK a termination notice for these supply agreements on the grounds that they refused to deduct from the selling price the deposits paid by us previously. We also initiated arbitration proceedings against LDK under the agreements, seeking a refund of the initial deposits that we paid to them. In December 2012, the Shanghai Branch of the China International Economic and Trade Arbitration Commission, or CIETAC Shanghai Branch, awarded RMB248.9 million plus RMB2.2 million in arbitration expenses in favor of LDK, including RMB60.0 million of previously paid deposits. In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award. However, the Jiangsu Provincial High Court has ordered that this dismissal by the Suzhou Intermediate Court be subject to a retrial which we expect will occur in May 2014. See "Item 8.

Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." We recorded a full bad debt allowance against this initial deposit in 2009. We made a loss provision totaling RMB188.9 million in 2012 following the arbitration award in favor of LDK but reversed this provision following the Suzhou Intermediate Court's May 2013 decision to dismiss a request by LDK to enforce the arbitration award against us. Although we dispute the merits of the proceedings brought against us by LDK and will defend ourselves vigorously against these claims, if the Suzhou Intermediate Court reverses its May 2013 decision, we would be liable for a payment of RMB191.2 million ($31.6 million) to LDK and we currently do not have any provision in our accounts for this amount. We cannot assure you that the courts will find in our favor or that LDK will not attempt to bring additional claims against us, the outcomes of which could potentially have an adverse effect on our results of operations and financial condition. In March 2014, LDK filed an application for arbitration with the China International Economic and Trade Arbitration Commission, or CIETAC, in Shanghai, seeking (1) compensation of RMB530.0 million ($87.5 million) for economic losses (including losses of potential profits) caused by the alleged breach of the June 2008 agreements; (2) attorney fees of RMB1.2 million ($0.2 million); and (3) arbitration expenses. CIETAC sent the Notice of Arbitration to us on April 8, 2014 to which we plan to make a timely response. The claims stated in the new application for arbitration overlap with the previous action that CIETAC Shanghai Branch has already decided upon, and which the Suzhou Intermediate Court refused to enforce. We believe that we will succeed in persuading CIETAC to postpone consideration of the new application for arbitration until the Suzhou Intermediate Court issues its decision.

        Due to the default of a UMG-Si supplier in delivering its contracted volumes for 2010 and concerns regarding its financial position, we concluded that we were not likely to purchase any significant quantity of UMG-Si from this supplier in the future and made a full bad debt allowance against the advance payments of RMB64 million to the UMG-Si supplier in 2010.

        In the future, we may enter into additional long-term supply agreements for silicon wafers or solar cells with fixed price and quantity terms. If, during the term of these agreements, the price of materials decreases significantly and we are unable to renegotiate favorable terms with our suppliers, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline. In addition, if demand for our solar power products decreases, yet our supply agreements require us to purchase more polysilicon than required to meet customer demand, we may incur costs associated with carrying excess inventory. To the extent that we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected. If our suppliers file lawsuits against us for early termination of these contracts, such events could be costly, may divert management's attention and other resources away from our business, and could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

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

        We have a large number of competitors, including non-China-based competitors such as First Solar, Inc., or First Solar, and Sharp Solar Corporation, or Sharp Solar, and China-based competitors such as Yingli Green Energy Holding Company Limited, or Yingli, Trina Solar Limited, or Trina, and JinkoSolar Holding Co., Limited, or Jinko. Some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. Some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

If sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not increase or may continue to decline, and we may be unable to sustain our profitability.

        The solar power market is still at a relatively early stage of development and future demand for solar power products is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, the U.S., Japan, China, Canada, Spain, Korea, the United Kingdom, Italy, India and France may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

  •
  the cost-effectiveness, performance and reliability of solar power products, including our solar power projects, compared to conventional and other renewable energy sources and products;

  •
  the availability of government subsidies and incentives to support the development of the solar power industry;

  •
  the availability and cost of capital, including long-term debt and tax equity, for solar power projects;

  •
  the success of other alternative energy technologies, such as wind power, hydroelectric power, geothermal power and biomass fuel;

  •
  fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil, gas and other fossil fuels;

  •
  capital expenditures by end users of solar power products, which tend to decrease when the economy slows; and

  •
  the availability of favorable regulation for solar power within the electric power industry and the broader energy industry.

        If solar power technology is not suitable for widespread adoption or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

We face risks associated with the marketing, distribution and sale of our solar power products internationally.

        The international marketing, distribution and sale of our products expose us to a number of risks, including:

  •
  fluctuating sources of revenues;

  •
  the difficulties staffing and managing overseas operations;

  •
  fluctuations in foreign currency exchange rates;

  •
  differing regulatory and tax regimes across different markets;

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

  •
  the difficulty of managing the development, construction and sale of our solar power projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers, changes in regulations among other factors;

  •
  the difficulties and costs of complying with the different commercial, legal and regulatory requirements in the overseas markets in which we operate;

  •
  any failure to develop appropriate risk management and internal control structures tailored to overseas operations;

  •
  any inability to obtain, maintain or enforce intellectual property rights;

  •
  any unanticipated changes in prevailing economic conditions and regulatory requirements; and

  •
  any trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

        If we are unable to effectively manage these risks, our ability to expand our business abroad could suffer.

        Our revenue sources have fluctuated significantly over recent years. For example, in 2008, 89.5% of our revenues were attributable to Europe, while only 4.6% and 5.9% were attributable to the Americas and Asia and others, respectively. However, in 2013, Europe contributed only 10.9% of our revenues, while the Americas contributed 35.6% and Asia and others contributed 53.5%. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions become more prominent. This may adversely influence our financial performance.

Our significant international operations expose us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the countries where we operate.

        We intend to continue to extend our global reach and capture market share in key global markets. In doing so, we could be exposed to various risks, including political, regulatory, labor and tax risks. Furthermore, we may need to make substantial investments in our overseas operations, both initially and on an ongoing basis, in order to attain longer-term sustainable returns. These investments could negatively impact our financial performance before sustainable profitability is recognized.

Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects.

        In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on CSPV cells imported from China. The USDOC and the USITC investigated the validity of these claims. We were identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. We also have affiliated U.S. operations that import the subject goods from China.

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on CSPV cells imported into the U.S. from China, whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. The rates at which duties will be assessed and payable are subject to ongoing administrative review pursuant to a request by SolarWorld AG and may differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the United States, thus adversely affecting our export sales to the United States, which is one of our growing markets. A number of parties have challenged the rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on those appeals are not expected before the end of 2014.

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions are those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. The USDOC and the USITC are investigating the validity of these claims. The USITC completed its preliminary phase investigation on February 14, 2014, and the USDOC's preliminary phase investigations are ongoing, with decisions currently expected in June. We were identified as one of a number of Chinese producers exporting subject goods to the U.S. market. We also have affiliated U.S. operations that import goods subject to these new investigations.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association including SolarWorld AG, the European Commission initiated an anti-dumping investigation concerning imports into the EU of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these products. In each investigation, we were identified as one of a number of Chinese exporting producers of these products to the EU market. We also have affiliated EU operations that import these products from China.

        Definitive anti-dumping duties and definitive countervailing measures were imposed on December 6, 2013. However, under the terms of an undertaking entered into with the European Commission, duties are not payable on our products sold into the EU, so long as we respect a volume ceiling and minimum price arrangement set forth in that undertaking, and until the measures expire or the European Commission withdraws the undertaking.

        In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States and Malaysia. The scope of the Indian complaint includes thin-film and CSPV cells and modules, as well as "glass and other suitable substrates." The period of investigation is from January 1, 2011 to June 30, 2012. We completed and submitted a "sampling questionnaire" and were chosen by the Indian authorities to be a sampled company. We submitted the data and our submitted data was subject to on-site verification by the Indian authorities from March 22, 2014 to March 26, 2014. The last stage of the investigation is the issuance of the final findings, which are due by the end of May 2014. This document will set forth its conclusions on product, dumping, injury and causal link, along with recommendations for any anti-dumping duties.

        On January 20, 2014, China's Ministry of Commerce announced definitive anti-dumping and countervailing duties on imports of solar-grade polysilicon from the United States and South Korea. The anti-dumping duty rates are as high as 57% for U.S. suppliers and 48.7% for South Korean suppliers, while the countervailing duty rate is as high as 2.1% for certain U.S. suppliers. These duties did not materially increase our cost of production in 2013, and we will continue to evaluate whether to source any significant amount of our polysilicon from the United States or South Korea during 2014.

        We cannot guarantee that these duties will not have a material and adverse effect in the event we begin to source a significant amount of polysilicon from these countries.

        The U.S. and Europe are important markets for us, and we view India as a promising emerging market. Europe contributed 65.0%, 50.7% and 10.9% of our revenues for the years ended December 31, 2011, 2012 and 2013, respectively. The United States contributed 10.1%, 19.6% and 13.0% of our revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Imposition of anti-dumping and countervailing duties in these markets may result in additional costs to us and/or our customers, which may materially and adversely affect our business, results of operations, financial conditions and future prospects.

We face risks related to an ongoing SEC investigation.

        In 2010, we received two subpoenas from the SEC requesting documents relating to, among other things, certain sales transactions in 2009 and whether those transactions potentially impacted the guidance issued by us in advance of our follow-on offering in October 2009. As part of its investigation, the SEC requested that we voluntarily provide certain documents and other information. We have been fully cooperating with the SEC and are in ongoing, and recent, communications with the SEC regarding its investigation into potential violations of U.S. securities laws, including any potential claims the SEC might bring under Rule 10b-5 under the Exchange Act. We cannot predict the outcome of the SEC's investigation. If we are unable to agree to a satisfactory resolution with the SEC, the SEC could issue a Wells notice to us and one or more of our officers asking us and one or more of our officers to provide a submission detailing why we believe an enforcement action should not be pursued. Furthermore, the SEC could pursue various actions, including enforcement actions alleging violations of a broad array of securities laws against us or any of our officers and directors, and seeking remedies, including disgorgements, penalties, fines, injunctive relief, a cease and desist order, limitations or a bar on the service of directors or officers, and other sanctions under U.S. securities laws. The conduct and resolution of the SEC investigation could be time-consuming and expensive and distracting to our business and management. The findings and outcome of the SEC investigation may also affect lawsuits that are pending and any future litigation that we may face. In the event that the investigation results in an adversarial action or proceeding being brought against us or any of our officers or directors, our business, reputation and the trading price of our common shares may be adversely affected.

We face risks related to private securities litigation.

        Our company and certain of our directors and executive officers have been named as defendants in class action lawsuits in the United States and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the United States were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013, and subsequently affirmed by the circuit court in December 2013. The lawsuit in Canada continues. As a preliminary matter, we challenged the Ontario Court's jurisdiction to hear the plaintiff's claim, but this motion was unsuccessful. The plaintiff has filed motions for class certification and for court approval to assert the statutory cause of action under the Ontario Securities Act, but these motions have not yet been heard. The plaintiff's motions have now been scheduled for hearing in July 2014. There is no guarantee that we will not become party to additional lawsuits. If the case goes to trial, the Canadian action could require significant management time and attention and result in significant legal expenses. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. If we were to lose a class action suit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

Our quarterly operating results may fluctuate from period to period.

        Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

  •
  the average selling prices of our solar power products;

  •
  the timing of completion of construction of our solar power projects;

  •
  the rate and cost at which we are able to expand our internal production capacity;

  •
  the availability and cost of solar cells and wafers from our suppliers and toll manufacturers;

  •
  the availability and cost of raw materials, particularly high-purity silicon;

  •
  changes in government incentive programs and regulations, particularly in our key and target markets;

  •
  the unpredictable volume and timing of customer orders;

  •
  the loss of one or more key customers or the significant reduction or postponement of orders;

  •
  the availability and cost of external financing for on-grid and off-grid solar power applications;

  •
  acquisition and investment costs;

  •
  the timing of successful completion of customer acceptance testing of our solar power projects;

  •
  geopolitical turmoil and natural disasters within any of the countries in which we operate;

  •
  foreign currency fluctuations, particularly in the U.S. dollar, Euro, RMB and Canadian dollar;

  •
  our ability to establish and expand customer relationships;

  •
  changes in our manufacturing costs;

  •
  the timing of new products or technology introduced or announced by our competitors;

  •
  fluctuations in electricity rates due to changes in fossil fuel prices or other factors;

  •
  allowances for doubtful accounts and advances to suppliers;

  •
  inventory write-downs;

  •
  long-lived asset impairment;

  •
  depreciation charges relating to under-utilized assets;

  •
  loss on firm purchase commitments under long-term supply agreements; and

  •
  construction progress of solar power projects and related revenue recognition.

        We base our planned operating expenses in part on our expectations of future revenues. A significant portion of our expenses will be fixed in the short-term. If our revenues for a particular quarter are lower than we expect, we may not be able to reduce our operating expenses proportionately, which would harm our operating results for the quarter. This may cause us to miss analysts' estimates or any guidance announced by us. If we fail to meet or exceed analysts' estimates, investor expectations or our own future guidance, even by a small amount, our share price could fluctuate and decline, perhaps substantially.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

        The majority of our sales in 2013 are denominated in Japanese yen, U.S. dollars and Canadian dollars, with the remainder in other currencies such as Renminbi, Euros and British pounds. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollar, Euro, Renminbi, Canadian dollar and Japanese yen, may result in fluctuations in foreign exchange gains or losses. We recorded foreign exchange losses of $40.0 million, $10.7 million and $51.5 million in 2011, 2012 and 2013, respectively.

        The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. In late 2005, China amended its policy of tracking the value of the Renminbi to the U.S. dollar. The new policy permitted the Renminbi to fluctuate against a basket of foreign currencies, which caused the Renminbi to appreciate by approximately 21.5% against the U.S. dollar over the following three years. Since 2008, the Renminbi has fluctuated against other freely traded currencies. In June 2010, the PRC government announced that it would allow greater flexibility for the Renminbi to fluctuate against the U.S. dollar, which resulted in further appreciation of the Renminbi. Between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated by approximately 12.0% against the U.S. dollar. We cannot provide any assurances that the policy of the PRC government will not affect or the manner in which it may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates.

        Apart from collateral requirements to enter into hedging contracts, there are also notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. The effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and downside protection. We recorded a loss on change in foreign currency derivatives of $5.8 million and $4.4 million in 2011 and 2012, respectively, and a gain on change in foreign currency derivatives of $10.8 million in 2013. The gains or losses on change in foreign currency derivatives are related to our hedging program.

        Volatility in foreign exchange rates will hamper, to some extent, our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. As a result, fluctuations in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations.

A change in our effective tax rate can have a significant adverse impact on our business.

        A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of such tax laws (for example, proposals for fundamental U.S. international tax reform); changes in U.S. GAAP; expiration or the inability to renew tax rulings or tax holiday incentives; and the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

        Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as Canada, due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of our solar power projects. Demand from other countries, such as the U.S., Germany, China and South Korea, may also be subject to significant seasonality. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

Our future success depends partly on our ability to maintain and expand our solar components manufacturing capacity, which exposes us to a number of risks and uncertainties.

        Our future success depends partly on our ability to maintain and expand our solar components manufacturing capacity. If we are unable to do so, we may be unable to expand our business, maintain our competitive position, and improve our profitability. Our ability to expand our solar components production capacity is subject to risks and uncertainties, including:

  •
  the need to raise significant additional funds to purchase raw materials and to build additional manufacturing facilities, which we may be unable to obtain on commercially reasonable terms or at all;

  •
  delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in equipment delivery by vendors;

  •
  delays or denial of required regulatory approvals by relevant government authorities;

  •
  diversion of significant management attention and other resources; and

  •
  failure to execute our expansion plan effectively.

        If we are unable to maintain and expand our internal production capacity, we may be unable to expand our business as planned. Moreover, even if we do maintain and expand our production capacity, we might still not be able to generate sufficient customer demand for our solar power products to support the increased production levels.

We may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments.

        We anticipate that our operating and capital expenditures requirements may increase. To develop new products, support future growth, achieve operating efficiencies and maintain product quality, we may need to make significant capital investments in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. We also anticipate that our operating costs may increase as we expand our manufacturing operations, hire additional personnel, increase our sales and marketing efforts, invest in joint ventures and acquisitions, and continue our research and development efforts with respect to our products and manufacturing technologies.

        Our operations are capital intensive. We rely on working capital financing primarily from PRC commercial banks for our daily operations. Although we are currently able to obtain new working capital financing from PRC commercial banks, we cannot guarantee that we will continue to be able to do so on commercially reasonable terms or at all. See "—Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations." Also, even though we are a publicly-traded company, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

  •
  our future financial condition, results of operations and cash flows;

  •
  general market conditions for financing activities by manufacturers of solar power products; and

  •
  economic, political and other conditions in the PRC and elsewhere.

        If we are unable to obtain funding in a timely manner and on commercially acceptable terms, our growth prospects and future profitability may be adversely affected.

        Our construction of solar power projects may require us to obtain project financing. There can be no assurance that we will be able to obtain project financing on terms acceptable to us or at all. If we are unable to obtain project financing, or if it is only available on terms which are not acceptable to us, we may be unable to fully execute our business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar power projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar power projects, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations.

        We require significant cash flow and funding to support our operations. As a result, we rely on short-term borrowings to provide working capital for our daily operations. Since the majority of our short-term borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. In 2012 and 2013, we successfully extended our short-term borrowings and, as of December 31, 2013, we had outstanding short-term borrowings of $599.7 million with Chinese banks. Between January 1, 2014 and March 31, 2014, we obtained new borrowings of approximately $228.5 million from Chinese banks, including $65.2 million with due dates beyond December 31, 2014. Also, between January 1, 2014 and March 31, 2014, we renewed existing bank facilities of approximately $273.2 million from Chinese banks with due dates beyond December 31, 2014.

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

        The development and construction of solar power projects involve known and unknown risks. We may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a project is feasible. Success in developing a particular project is contingent upon, among other things:

  •
  securing land rights and related permits, including satisfactory environmental assessments;

  •
  receipt of required land use and construction permits and approvals;

  •
  receipt of rights to interconnect to the electric grid;

  •
  availability of transmission capacity, potential upgrade costs to the transmission grid and other system constraints;

  •
  payment of interconnection and other deposits (some of which are non-refundable);

  •
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

  •
  additional complexities when conducting project development or construction activities in foreign jurisdictions, including compliance with the U.S. Foreign Corrupt Practices Act and other applicable local laws and customs; and

  •
  force majeure events, including adverse weather conditions and other events beyond our control.

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

        We may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power systems. All essential costs are estimated at the time of entering into the EPC agreement for a particular project, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project. In addition, we require qualified, licensed subcontractors to install most of our solar power systems. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected margins or our results of operations may be adversely affected.

Developing solar power projects exposes us to different risks than producing solar modules.

        In recent years, we have placed a greater focus on developing our total solutions business which includes solar power project development. These projects can take many months or years to complete and may be delayed for reasons beyond our control. These projects often require us to make significant upfront payments for, among other things, land rights and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability to enter into sales contracts with customers after making such upfront payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and the investment in these solar power projects.

        In contrast to developing solar modules, developing solar power projects requires more management attention to negotiate the terms of our engagement and monitor the progress of the solar power project which may divert management's attention from other matters.

        Our revenue and liquidity may be adversely affected to the extent the project sale market weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar power projects at prices and on terms and timing that are acceptable to us.

Cancellations of customer orders may make us unable to recoup any prepayments made to suppliers.

        In the past, we were required to make prepayments to certain suppliers of silicon wafers and cells and silicon raw materials. Although we require certain customers to make partial prepayments, there is generally a lag between the due date for the prepayment of purchased silicon wafers and cells and silicon raw materials and the time that our customers make prepayments. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations.

Credit terms offered to some of our customers expose us to the credit risks of such customers and may increase our costs and expenses, which could in turn materially and adversely affect our revenues, liquidity and results of operations.

        We offer some customers unsecured short-term or medium-term credit based on their creditworthiness and market conditions. As a result, our claims for payments and sales credits rank as unsecured claims, which would expose us to credit risk if our customers become insolvent or bankrupt.

        From time to time, we sell our products to high credit risk customers in order to gain early access to emerging or promising markets, increase our market share in existing key markets or because of the prospects of future sales with a rapidly growing customer. There are high credit risks in doing business with these customers because they are often small, young and high-growth companies with significant unfunded working capital, inadequate balance sheets and credit metrics and limited operating histories. If these customers are not able to obtain satisfactory working capital, maintain adequate cash flow, or obtain construction financing for the projects where our solar products are used, they may be unable to pay for the products for which they have ordered or of which they have taken delivery. Our legal recourse under such circumstances may be limited if the customer's financial resources are already constrained or if we wish to continue to do business with that customer. Revenue recognition for this type of customer is deferred until cash is received. If more customers to whom we extend credit are unable to pay for our products, our revenues, liquidity and results of operations could be materially and adversely affected.

Our dependence on a limited number of suppliers of silicon wafers, cells and silicon, and the limited number of suppliers for certain other components, such as silver metallization paste, solar module back-sheet, and ethylene vinyl acetate encapsulant, could prevent us from delivering our products to our customers in the required quantities or in a timely manner, which could result in order cancellations and decreased revenues.

        We purchase silicon raw materials, which include solar grade silicon, silicon wafers and solar cells, from a limited number of third-party suppliers. Our largest supplier of raw materials by dollar amount of purchases accounted for approximately 20.5%, 18.1% and 23.8% of our total raw materials purchases in 2011, 2012 and 2013, respectively.

        In 2013, our major suppliers of silicon wafers include GCL, Konca Solar Cell., Ltd, or Konca, and Suzhou Dongtai Solar Energy Technology Co., Ltd., or Dongtai. Our major suppliers of solar cells in 2013 include Topcell Solar International Co., Ltd, or Topcell, Neo Solar and Motech Industries, Inc., or Motech. These suppliers may not always be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price our products competitively. Supply may also be interrupted by accidents, disasters or other unforeseen events beyond our control. The failure of a supplier, for whatever reason, to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and cause legal disputes with our customers.

We are developing and commercializing higher conversion efficiency cells, such as metal wrap-through cells, but we may not be able to mass-produce these cells in a cost effective way, if at all.

        Higher efficiency cell structures are becoming an increasingly important factor in cost competitiveness and brand recognition in the solar power industry. Such cells may yield higher power outputs at the same cost to produce as lower efficiency cells, thereby lowering the manufactured cost per watt. The ability to manufacture and sell solar modules made from such cells may also be an important competitive advantage because solar system owners can obtain a higher yield of electricity from the modules that have a similar infrastructure, footprint and system cost compared to systems with modules using lower efficiency cells. Higher conversion efficiency solar cells and the resulting higher output solar modules are also one of the considerations in maintaining a price premium over thin-film products. However, while we are making the necessary investments to develop higher conversion efficiency solar power products, there is no assurance that we will be able to commercialize some or any of these products in a cost effective way, or at all. In the near term, such products may command a modest premium. In the longer term, if our competitors are able to manufacture such products and we cannot do the same at all or in a cost efficient manner, we will be at a competitive disadvantage, which will likely influence our product pricing and our financial performance.

We may be subject to unexpected warranty expense that may not be adequately covered by our insurance policies.

        Before June 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we increased our warranty against defects in materials and workmanship to six years. Effective August 1, 2011, we increased our warranty against defects in materials and workmanship to ten years and we guarantee that, for a period of 25 years, our standard solar modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

        We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar products in 2002 and began selling standard solar modules in 2004. Any increase in the defect rate of our products would require us to increase our warranty reserves and would have a corresponding negative impact on our results of operations. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up-to-25-year warranty periods. In particular, unknown issues may surface after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty costs and associated harm to our financial results as long as 25 years after the sale of our products. In addition, for utility-scale solar power projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions for a period of up to five years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Warranty Cost."

        As part of our total solutions business, before energizing solar power plants, we conduct performance testing to confirm that they meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation. In the event that the energy generation performance test performs below expectations, we may incur liquidated damages capped at a percentage of the contract price.

        In April 2010, we began entering into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our PV module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our PV module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. However, potential warranty claims may exceed the scope or amount of coverage under this insurance and, if they do, they could materially and adversely affect our business.

We may not continue to be successful in developing and maintaining a cost-effective solar cell manufacturing capability.

        We plan to continue expanding our in-house solar cell manufacturing capabilities to support our solar module manufacturing business. Our annual solar cell production capacity was at 1.5 GW as of December 31, 2013. To remain competitive going forward, we intend to expand our annual solar cell production capacity to meet expected growth in demand for our solar modules. However, we only have limited and recent operating experience in this area and may face significant product development challenges in our solar cell operations. Manufacturing solar cells is a complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause no yield output or production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material and adverse effect on our business and prospects. For example, we have in the past purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them from third parties. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

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

        We completed the initial phase of our silicon ingot and wafer plant in the third quarter of 2008 and reached a capacity of approximately 216 MW as of December 31, 2013. We have limited prior operational experience in ingot and silicon wafer production and will face significant challenges in further increasing our internal production capabilities. The technology is complex and will require costly equipment and hiring of highly skilled personnel. In addition, we may experience delays in further developing these capabilities and in obtaining the governmental permits required to carry on these operations.

        In addition, we will need to continuously enhance and modify these capabilities in order to improve yields and product performance. Microscopic impurities such as dust and other contaminants,

difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture silicon wafers can cause a percentage of the silicon wafers to be rejected, which would negatively affect our yields. We may experience manufacturing difficulties that cause production delays and lower than expected yields.

        Problems in our facilities, including but not limited to production failures, human errors, weather conditions, equipment malfunction or process contamination, may limit our ability to manufacture products, which could seriously harm our operations. We are also susceptible to floods, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption in any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, which would adversely affect our yields and manufacturing cost.

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and our failure to do so could have a material and adverse effect on our market penetration and revenue growth.

        We may acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, it could be expensive to make strategic acquisitions, investments and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. We cannot assure you that we will be able to successfully make strategic acquisitions and investments or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

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

        We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies. Our top five customers by revenues collectively accounted for approximately 29.2%, 21.6% and 38.3% of our net revenues in 2011, 2012 and 2013, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

  •
  reduced, delayed or cancelled orders from one or more of our significant customers;

  •
  the loss of one or more of our significant customers;

  •
  a significant customer's failure to pay for our products on time; and

  •
  a significant customer's financial difficulties or insolvency.

        As we continue to expand our business and operations, our top customers continue to change. We cannot assure that we will be able to develop a consistent customer base.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

        We, along with other solar power product manufacturers, are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products due to product malfunctions, defects, improper installation or other causes. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

        As of March 31, 2014, Dr. Shawn Qu, our founder, chairman, president and chief executive officer, beneficially owned 13,308,159 common shares, or 24.2% of our outstanding common shares. As a result, Dr. Shawn Qu has substantial influence over our business, including decisions regarding mergers and acquisition, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could require us to pay significant damage awards.

        Our success depends on our ability to develop and use our technology and know-how and sell our solar power products without infringing the intellectual property or other rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and are therefore highly uncertain. We may be subject to litigation involving claims of patent infringement or the violation of intellectual property rights of third parties. Defending intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use both imported and China-made equipment in our production lines, sometimes without sufficient supplier guarantees that our use of such equipment does not infringe third-party intellectual property rights. This creates a potential source of litigation or infringement claims. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties or require us to seek licenses from third parties, pay ongoing royalties, redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also defer customers or potential customers or limit their purchase or use of our products until such litigation is resolved.

Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of our business operations.

        We are required to comply with all national and local environmental regulations. As we expanded our silicon reclamation program and research and development activities and moved into ingot, wafer and cell manufacturing, we began to generate material levels of noise, wastewater, gaseous wastes and other industrial waste in our business operations. Additionally, as we expanded our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increased. We believe that we comply with all relevant environmental laws and regulations and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

        Our solar power products must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to design and manufacture our products to comply with such regulations. For example, we increased our expenditures to comply with the EU's Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances in our solar module products. Furthermore, we may need to comply with the EU's Waste Electrical and Electronic Equipment Directive if solar power products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in module manufacturing, in order to continue to sell our products in these markets. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected. Any failure by us to control our use or to restrict adequately the discharge, of hazardous substances could subject us to potentially significant monetary damages, fines or suspensions of our business operations.

We may not be successful in establishing our brand name in important markets and the products we sell under our brand name may compete with the products we manufacture on an original equipment manufacturer, or OEM, basis for our customers.

        We sell our products primarily under our own brand name but also on an OEM basis. In certain markets, our brand may not be as prominent as other more established solar power product vendors, and there can be no assurance that the brand names "Canadian Solar", or "CSI" or any of our possible future brand names will gain acceptance among customers. Moreover, because the range of products that we sell under our own brands and those we manufacture for our OEM customers may be substantially similar, we may end up directly or indirectly competing with our OEM customers, which could negatively affect our relationship with them.

Failure to protect our intellectual property rights in connection with new solar power products may undermine our competitive position.

        As we develop and bring to market new solar power products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of March 31, 2014, we had 208 patents and 139 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have two United States patents, issued in November 2009 and February 2010. We also have three patent applications pending in Europe. We have registered the "Canadian Solar" trademark in the United States, Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates, Hong Kong and Peru and we have applied for registration of the "Canadian Solar" trademark in a number of other countries. As of March 31, 2014, we had 52 registered trademarks and 11 trademark applications pending in the PRC, and 31 registered trademarks and 42 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.

        Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruption. Although we currently carry third-party liability insurance against property damages, the policies for this insurance are limited in scope and may not cover all claims relating to personal injury, property or environmental damage arising from incidents on our properties or relating to our operations. See "Item 4. Information on the Company—B. Business Overview—Insurance." Any occurrence of these or other incidents which are not insured under our existing insurance policies could have a material adverse effect on our business, financial condition or results of operations.

        We are also exposed to risks associated with product liability claims in the event that the use of our solar power products results in injury. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Product liability claims against us could result in adverse publicity and potentially significant monetary damages." Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us.

        In addition, the normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions, equipment failure, as well as natural disasters. While our manufacturing plants in China and elsewhere are covered by business interruption insurance, any significant damage or interruption to these plants could still have a material and adverse effect on our results of operations.

If our internal control over financial reporting or disclosure controls and procedures are not effective, investors may lose confidence in our reported financial information, which could lead to a decline in our share price.

        We are subject to the reporting obligations under U.S. securities laws. The Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company's internal controls over financial reporting. As of December 31, 2013, our management concluded that our internal control over financial reporting was effective. However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

The audit report included in this annual report on Form 20-F was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

        The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the "big four" accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to the firms' failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the judge in these administrative proceedings reached an initial decision that the "big four" accounting firms should be barred from practicing before the SEC for six months. It is currently impossible to determine the impact of this decision as the accounting firms have filed a Petition for Review of the decision and, pending that review, the effect of the decision is suspended. The SEC Commissioners will review the decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. If any such order is made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

        While we cannot predict the outcome of the SEC's proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we were unable to find, in a timely manner, another registered public accounting firm to audit and issue a report on our financial statements, we would not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the Nasdaq. Moreover, any negative publicity about the SEC's proceedings against the accounting firms may erode investor confidence in China-based, United States listed companies in general and the trading price of our common shares may be adversely affected.

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

        The Labor Contract Law came into effect on January 1, 2008, and was later revised on December 28, 2012; the Implementation Rules and the amendment thereunder became effective on September 18, 2008 and July 1, 2013, respectively. The Labor Contract Law and the Implementation Rules imposed stringent requirements on employers with regard to executing written employment contracts, hiring temporary employees, dismissing employees, consultation with the labor union and employee assembly, compensation upon termination and overtime work, collective bargaining and labor dispatch business. In addition, under the Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and their Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served for more than one year with an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of the employer must be compensated for each vacation day waived at a rate equal to three times their normal daily salary. According to the Interim Provisions on Labor Dispatching, which came into effect on January 3, 2014, where the number of dispatched workers used by an employer prior to the implementation hereof exceeds 10% of its total number of workers, the employer shall formulate a plan to adjust its worker employment situations, and reduce the said percentage to within the required range within two years from the effective date. Our labor costs are expected to continue to increase due to these new laws and regulations. Higher labor costs and labor disputes with our employees stemming from these new rules and regulations could adversely affect our business, financial condition, and results of operations.

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

        Although our subsidiary, CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, was recognized as an HNTE for the three years from 2008 to 2010, because it did not satisfy certain requirements for the reduced 15% enterprise income tax rate, it was unable to utilize the preferential enterprise income tax rate of 15% and is still subject to an enterprise income tax rate of 25%. CSI

Solar Manufacture Inc., or CSI Manufacturing, was subject to a reduced enterprise income tax rate of 12.5% to the end of 2009, when its tax holiday expired. CSI Cells Co. Ltd., or CSI Cells and Canadian Solar Manufacturing (Luoyang) Inc., or CSI Luoyang Manufacturing, were subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expired. Currently, CSI Cells is recognized as a HNTE for the three years from 2012 to 2014, and could enjoy the preferential enterprise income tax rate of 15% provided that it satisfies the applicable statutory requirements on an annual basis. Canadian Solar Manufacturing (Changshu) Inc. (formerly known as Changshu CSI Advanced Solar Inc.), or CSI Changshu Manufacturing, was exempt from enterprise income tax for 2009 and was subject to a reduced enterprise income tax rate of 12.5% for 2010, 2011 and 2012, at which time its tax holiday expired as well. CSI Changshu Manufacturing is recognized as a HNTE for the three years from 2011 to 2013, and could enjoy the preferential enterprise income tax rate of 15% after the expiration of the above-mentioned tax holiday provided that it satisfied the applicable statutory requirements for 2013. As the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

There are significant uncertainties in our tax liabilities regarding our income under the EIT Law.

        We are a Canadian company with substantially all of our manufacturing operations in China. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. The Circular on Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income. If our global income is subject to PRC enterprise income tax at the rate of 25%, our financial condition and results of operation may be materially and adversely affected.

Dividends paid by us to our non-Chinese shareholders and gains on the sale of our common shares may be subject to PRC enterprise income tax liabilities or individual income tax liabilities.

        The implementation regulations of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends and capital gains will be treated as China-sourced income. Also, income sourced within China is determined based on the following principles:

(x) for income from transfers of equity interests, source is determined in accordance with the place where the invested enterprise is located; and (y) for income from dividends, source is determined in accordance with the place of the enterprise which makes the payment.

        Currently there are no detailed rules governing the procedures and specific criteria for determining what it means to be domiciled in the PRC. As a result, it is not clear how the concept of "China domicile" will be interpreted under the EIT Law. The concept of domicile may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders as well as any gains realized by such holders from the transfer of our common shares may be regarded as China-sourced income and, consequently, be subject to PRC withholding tax at a rate of up to 10% or a lower treaty rate for enterprises.

        Under the Law of the People's Republic of China on Individual Income, or IIT Law, individual income tax is payable on PRC-source dividend income. The implementation regulations of the IIT Law provide that income from dividends derived from companies, enterprises and other economic organizations in China is considered derived from sources inside China, regardless of whether the place of payment was inside China. Therefore, if we are treated as a PRC resident enterprise for tax purposes, any dividends we pay to our overseas individual shareholders as well as any gains realized by such holders from the transfer of our notes or common shares may be regarded as China-sourced income and, consequently, be subject to PRC individual income tax at a rate of up to 20% or a lower treaty rate for individuals. The investment returns of our overseas investors, and the value of their investments in us, may be materially and adversely affected if any interest or dividends we pay to them, or any gains realized by them on the transfer of our common shares, are subject to PRC tax.

We face uncertainty from the PRC's Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers.

        The PRC State Administration of Taxation, or the SAT, issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, that addresses the transfer of equity by non-PRC tax resident enterprises. Under Circular 698, the overseas investor (actual controlling party) "indirectly transfers" the equity of such PRC resident enterprise, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas investor (actual controlling party) may be subject to a 10% PRC tax for the capital gains realized from the equity transfer. In addition, where the non-resident enterprise transfers the equity in PRC resident enterprise to a related party, the taxable income is lesser due to its transfer price not being in line with the principle of arm's-length transaction, the tax authorities have the authority to make adjustment on reasonable basis.

        There is uncertainty as to the application of SAT Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC tax resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to avoid PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may materially adversely affect our financial condition and results of operations.

        Further, we do not believe that the transfer of our common shares or the notes by our non-PRC shareholders would be treated as an indirect transfer of equity in our PRC subsidiaries subject to Circular 698, as the equity transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC tax on the transfer of our common shares or the notes, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial condition or results of operations.

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

        We conduct substantially all of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and joint venture companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is still developing, the implementation and enforcement of many laws, regulations and rules may be inconsistent, which may limit legal protections available to us. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management.

Risks Related to Our Common Shares

We may issue additional common shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of our common shares. Hedging activities may depress the trading price of our common shares.

        We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute the interests of our existing shareholders and may materially and adversely affect the price of our common shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, may have on the market price of our common shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

The market price for our common shares may be volatile.

        The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq, until December 31, 2013, the market price of our common shares ranged from $1.95 to $51.80 per share. The closing market price of our common shares on December 31, 2013 was $29.82 per share. From January 1, 2014 to April 25, 2014, the market price of our common shares ranged from $23.01 to $44.50 per share. The closing market price of our common shares on April 25, 2014 was $30.15. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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

  •
  fluctuations in the exchange rates between the U.S. dollar, Japanese yen, the RMB, the Canadian dollar and the Euro;

  •
  SEC investigation or private securities litigation;

  •
  the release or expiration of lock-up or other transfer restrictions on our outstanding common shares; and

  •
  sales or anticipated sales of additional common shares.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material and adverse effect on the price of our common shares.

Substantial future sales of our common shares in the public market, or the perception that such sales could occur, could cause the price of our common shares to decline.

        Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2013, we had 51,034,343 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our common shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, the market price of our common shares could decline.

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

        Based on the current and anticipated value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. A non-U.S. corporation such as ourselves will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year or that the U.S. Internal Revenue Service will not take a contrary position. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation") holds a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company."

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        Our legal and commercial name is Canadian Solar Inc. We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA. See "Item 4. Information on the Company—C. Organizational Structure" for additional information on our corporate structure, including a list of our major subsidiaries.

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

B.    Business Overview

Overview

        We are one of the world's largest and foremost solar power companies. We are a leading vertically integrated provider of solar power products and system solutions with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia.

        We design, develop, and manufacture solar wafers, cells and solar power products. Our solar power products include standard solar modules and specialty solar products. We are incorporated in Canada and conduct most of our manufacturing operations in China. Our products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. Specialty solar products consist of customized solar modules that our customers incorporate into their own products and complete specialty products, such as portable solar home systems. We sell our products primarily under our "Canadian Solar" brand name.

        In recent years, we have increased investment in, and management attention on our total solutions business, which consists primarily of solar power project development, EPC services, O&M services and sales of solar system kits. As we continue to expand our business into the downstream segment of the industry, we expect that, in 2014, our total solutions business will account for approximately 50% of our net revenues, an increase from 28.6% in 2013 and 11.5% in 2012. As of January 31, 2014, we had a late-stage project pipeline, comprising self-owned and joint venture projects and EPC contracts, in Canada, Japan, the U.S. and China, totaling approximately 1.3 GW (DC). We expect to complete these projects and contracts within two years. We also had an early to mid-stage project pipeline, comprising projects under assessment for co-development and acquisition and projects being self-developed where the land has been identified or secured and an energy off-take agreement was in place or there was a reasonable probability that an energy off-take agreement could be secured, totaling approximately 3.2 GW (DC).

        We believe we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power, to high efficiency, high-power output mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including China, Japan, the U.S., Germany, Spain, Italy, France, the Czech Republic, Canada and India, among other countries. Our customers primarily include distributors, system integrators, project developers and installers/EPC companies.

        We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of both cells and wafers. We believe this approach has benefited us by lowering the cost of materials of our solar module products. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases.

        As of December 31, 2013, we had:

  •
  2.4 GW of total annual solar module manufacturing capacity, 330 MW of which is located in Ontario, Canada with the balance located in China;

  •
  1.5 GW of total annual solar cell manufacturing capacity; and

  •
  216 MW of total annual ingot and wafer manufacturing capacity.

        We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plant and to use substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use our solar module products in our total solutions business. Our total manufacturing costs in China, including purchased polysilicon, wafers and cells, decreased from $0.55 per W for the year ended December 31, 2012, to $0.52 per W for the year ended December 31, 2013. We expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules.

        We continue to focus on reducing our manufacturing costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs. In January 2009, we established a new solar cell efficiency research center to develop more efficient cell structures, and we have been making ongoing improvements in solar cell conversion efficiency and product cost control. We began shipping new products, such as higher efficiency modules, in late 2011 and expect to increase the sales volumes of these products in the future.

        In the third quarter of 2011, we began converting our cell lines to Efficient Long-Term Photovoltaic Solution, or ELPS, production. We began shipping ELPS-based modules in November 2011 and our capacity for ELPS-based cells and modules was 72 MW by the end of 2013.

Our Products and Services

        Our solar power products include standard solar modules and specialty solar products. In recent years, we have increasingly focused on our total solutions business, which consists primarily of solar power project development, EPC services, O&M services and sales of solar system kits.

  Standard Solar Modules

        Our standard solar modules are arrays of interconnected solar cells encapsulated in weatherproof frames. We produce a wide variety of standard solar modules, ranging from 3 W to in excess of 300 W in power and using multi-crystalline or mono-crystalline cells in several different formats, including general purpose 60 pieces 6" cell and 72 pieces 5" cell formats, larger formats of 72 pieces 6" cell for ground-mounted projects and small modules for specialty products (see below). In 2013, most of the modules that we shipped were assembled with 6" multi-crystalline cells.

        We have applied for and received quality and safety certifications for modules with improved frames for rail-less mounting systems, an AC module and higher-powered modules in standard formats, such as a 60 pieces 6" cell, 260 W module. We expect such modules to be substantially cheaper to install because they require less labor and materials, especially in rooftop applications. In the third quarter of 2011, we began assembling modules using ELPS, a wrap-through cell architecture, on a commercial basis. These modules can achieve module conversion efficiencies in excess of 19%. In 2013, our research and development team continued to improve the cell efficiency of ELPS, bringing the efficiency under laboratory conditions to 21.4%.

        We successfully launched high powered ELPS modules in Japan at the beginning of 2012. ELPS modules in 48 cells with 215 W power output are used in residential solar power systems, and ELPS modules in 60 cells with 270 W power output are mainly used in commercial PV systems. In 2013, a total of 40 MW of our ELPS modules were used in residential and commercial solar systems in Japan. We also began developing Quartech modules using 4 bus bar solar cell technology, which improves module reliability and efficiency. Quartech modules in 6 × 10 cell arrays have module power output of between 250 W and 265 W. With this cell technology improvement, we will be able to offer customers higher module wattages. We launched new Quartech modules in March 2013. In 2012, we also developed and began offering to customers a Residential AC module that addresses some of the limitations of the first generation micro inverters. These products are built to general specifications for a wide range of residential, commercial and industrial solar power generation systems.

        We design our standard solar modules to be durable under harsh weather conditions and easy to transport and install. We sell our standard solar modules primarily under our brand name. Since we began selling our solar module products in March 2002, we have increased our annual module production capacity from 2.0 MW to 2.4 GW as of December 31, 2013.

  Specialty Solar Products

        Our specialty solar products mainly include Andes Solar Home System and Maple Solar System.

        Andes Solar Home System, or Andes SHS, is an off-grid solar system, designed to provide an economical source of electricity to homes and communities without access to grid electricity or where electricity supply is scarce. The Andes SHS is portable, light-weight, and easy to set-up, making it ideal for situations where emergency power is required.

        Maple Solar System is an economical, safe and clean energy solution for families who burn kerosene for lighting when darkness falls. It is a very convenient mobile power source for outdoor activities, such as camping, boating and hiking. Maple Solar System includes a solar panel, energy-efficient LED lights, Li-ion batteries and multiple cell phone charger plugs.

  Solar Power Project Development

        We develop, build and sell solar power projects. Our solar power project development activities have grown over the past several years through a combination of organic growth and acquisitions. Our global solar power project business develops projects primarily in Canada, Japan, the United States and China. Our team of experts specializes in project development, evaluations, system designs, engineering, managing project coordination and organizing financing. See "Item 4. Information on the Company—B. Business Overview—Sales and Marketing—Solar Power Project Development" for a description of the status of our solar power projects.

  EPC Services

        In late 2010, we began entering into EPC contracting arrangements in Canada and China. Under these arrangements, the solar power project developer owns the project and we are contracted to perform the engineering, procurement and construction work for the project. The EPC contracts in China were completed through our affiliated company, Gaochuangte, in which we own a 40% equity interest.

  O&M Services

        In the second half of 2012, we started to provide O&M services for solar power projects in commercial operation. Depending on the terms of our O&M service contracts, our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

  Solar System Kits

        A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010, and today we sell them primarily to the Japanese and Canadian markets.

Supply Chain Management

        Our business depends on our ability to obtain a stable and cost-effective supply of polysilicon, silicon wafers and solar cells. Our major suppliers of silicon wafers in 2013 include GCL, Konca and Dongtai. Our major suppliers of solar cells in 2013 include Topcell, Neo Solar and Motech.

        In the third quarter of 2010, supply of silicon wafer and polysilicon tightened compared to previous years. However, these raw materials began to decrease in price during the fourth quarter of 2010 and moved back into an oversupply environment in 2011. The oversupply environment continued into 2012 and 2013 across the entire solar supply chain, particularly at the polysilicon production stage. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

        Through the third quarter of 2010, polysilicon remained relatively inexpensive at $45 to $55 per kilogram. In late 2010, polysilicon increased to approximately $80 to $90 per kilogram but decreased to $24.66 per kilogram by December 31, 2012 due to oversupply and further decreased to approximately $17.89 per kilogram by December 31, 2013 due to continued oversupply. In 2014, we expect that there will be a modest oversupply of polysilicon materials and that polysilicon prices will remain low. We plan to continue purchasing most of our silicon wafers and all of our polysilicon requirements externally. We are currently diversifying our wafer and polysilicon suppliers, particularly with top tier international suppliers.

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

        In 2007 and 2008, we entered into a number of long-term supply agreements with several silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL, Neo Solar, Deutsche Solar, LDK and a UMG-Si supplier. In 2009 and thereafter, we amended our agreements with certain of these suppliers to adjust the purchase price to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we are required to purchase. Under our agreements with certain suppliers, and consistent with historical industry practice, we made advance payments prior to scheduled delivery dates. The advance payments were made without collateral and were to be credited against the purchase prices payable by us.

        See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

  Solar Cells

        In addition to manufacturing our own solar cells and toll manufacturing arrangements with our solar cell suppliers, we purchase solar cells from a number of international and local suppliers.

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

Quality Control and Certifications

        We have registered our quality control system according to the requirements of ISO 9001:2008 and ISO/TS 16949 standards. TUV Rheinland Group, a leading international service company that documents the safety and quality of products, systems and services, audits our quality systems. We inspect and test incoming raw materials to ensure their quality. We monitor our manufacturing processes to ensure quality control and we inspect finished products by conducting reliability and other tests.

        We have obtained IEC 61215 and IEC 61730 (previously TUV Class II safety) European standards for sales in Europe. We have also obtained certifications of CAN ORD-UL 1703 and UL 1703, which allow us to sell products in North America. In 2009, we obtained the necessary certifications to sell our modules in Japan, South Korea and Great Britain and to several of the Chinese solar programs, including Golden Sun. In 2011, we completed IEC61215/61730 and UL1703 certification for modules designed to be assembled from metal wrap-through cells. We also completed DLG ammoniac resistance testing and obtained the salt mist certification for our leading module CS6P-P in 2011. In 2012, we achieved the highest ratings possible in the two most significant standard tests for ammonia resistance of solar modules, which were the IEC62716 draft C ammonia corrosion test and the DLG standard test. In 2013, we extended the salt mist certification under IEC 61701 ed.2 Severity 1 to all of our standard PV modules at VDE. In addition, we were able to register more key module types at JET for Japan; enhanced the maximum system voltage up to 1000V for our CSA certification (North America), allowing significant cost reduction for our EPC partners; and again raised the ranking of CEC PTC ratings. In 2013, we extended our IEC and UL certifications to cover higher-power modules, up to 275 W for 60 cell models and 330 W for 72 cell models, through key technology improvements such as introduction of 4 bus bar cell design. We also again improved our CEC PTC ratings for the spearhead CS6P-P model, and have demonstrated suitability of our product portfolio for reliable long-term operation under various climates, through SGS IEC60068-2-68 sand blowing certification and extensive PID (Potential Induced Degradation) resistance testing at respected laboratories (such as Fraunhofer ISE, VDE, TUV SUD).

        Gaochuangte, the EPC company in which we hold a 40% equity interest, received the first PV plant certificate from TUV SUD in China under the IEC 62446 standard. The new half-cell module designed by our R&D team was fully certified by CSA and VDE, two worldwide recognized certification bodies, in 2012. We also started providing our customers with third-party-approved PAN files (testing per IEC61853-1) for all our key module series, allowing more accurate energy yield simulation and better return-on-investment analysis for their projects. In 2013, we obtained certifications for double glasses and DC-to-AC module designs. We will continue our efforts for general improvements in module and component designs and seek to obtain corresponding certifications. With the emergence of new markets that we are expanding into, we have made and expect to make efforts to comply with new certification schemes that apply to us, such as INMETRO for Brazil and the UNI9177 fire test for Italy that we have now complied with. We also increased the number of models certified under JET scheme, with the introduction of our new residential roof module CS6V in early 2014.

        Our PV test laboratory is registered with the ISO 17025 quality improvement program, and has been accepted for the Mutual Data Acceptance Program by the CSA in Canada, VDE in Germany, Intertek in the U.S. and CGC in China. The PV test laboratory allows us to conduct some product certification testing in-house, which should decrease time-to-market and certification costs.

Markets and Customers

        Our primary customers are distributors, system integrators, project developers and installers/EPC companies.

        A small number of customers have historically accounted for a major portion of our net revenues. In 2011, 2012 and 2013, our top five customers by net revenues collectively accounted for approximately 29.2%, 25.5% and 38.3%, respectively, of our total net revenues. Sales to our largest customer in those years accounted for 6.6%, 8.4%, 13.3%, respectively, of our total net revenues.

        The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations for the periods indicated:

	Years Ended December 31,
	2011		2012		2013
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In thousands of $, except for percentages)
Asia and others	330,803	17.4	296,117	22.9	885,741	53.5
Americas	334,918	17.6	342,252	26.4	588,279	35.6
Europe	1,233,201	65.0	656,460	50.7	180,336	10.9

Total	1,898,922	100.0	1,294,829	100.0	1,654,356	100.0

        As we expand our manufacturing capacity and enhance our brand name, we continue to develop new customer relationships in a wider range of geographic markets to decrease our market concentration. In 2013, we significantly increased our total number of customers and achieved a leading market share in Canada, Japan, India, Thailand, Pakistan and the Middle East. In 2014, we will seek to maintain a leading market share in these markets and, at the same time, explore several emerging solar markets, including Southeast Asia, Africa, Central Asia and South America. While we expect to expand into new markets, we expect that our near term major markets will be North America and the Asia Pacific region.

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

    Germany's renewable energy policy has had a strong solar power focus, which contributed to Germany's surpassing Japan in 2004 as the leading solar power market in terms of annual installation growth. According to Solarbuzz, following years of strong growth in solar power installations, the German government amended the Renewable Energy Act, effective on April 1, 2012, to implement staged reductions to the feed-in-tariff and to exclude new PV systems above 10 MW from being eligible for the feed-in tariff. A "Market Integration Model" was also introduced, which allows for systems above 10 kW and up to 1 MW to be paid a feed-in tariff for only 90% of electricity produced with the remaining electricity being either self-consumed or sold on the free market. Between December 2012 and December 2013, the feed-in-tariff for PV declined by 20% in monthly steps of between 1.4% and 2.5%. The German government also introduced a subsidy for battery storage devices for PV systems, which came into effect on May 1, 2013. The subsidy covers up to 30% of fundable costs of systems of up to 30 kW. In late 2013, the German government announced that it would pursue a fundamental revision of the EEG. As a result of the reductions to the feed-in tariff, the German market has declined by more than 50% in 2013, from 7.50 GW in 2012 to 3.40 GW in 2013, and is no longer the largest single-country market in the world.

  •
  Spain.  According to Solarbuzz, the Spanish market shrunk by 77.5% from 258 MW in 2012 to 58 MW in 2013. In Spain, the feed-in tariff for solar power energy is fully guaranteed for the first 25 years of system operation and 80% thereafter. The Spanish feed-in tariff for applications of less than 100 kWh was initially €0.4404 per kWh for the first 25 years of system operation and €0.3523 per kWh thereafter for systems installed until September 2008. Funding for the national PV program during 2010 was regulated by Royal Decree RD1578/2008. The quarterly quota calls allocate awards and modify feed-in tariff rates according to fulfillment of quota. In

    February 2013, the annual feed-in tariff revision to the consumer price index was modified, resulting in negative feed-in tariff movement. The National Renewable Energy Action Plan (2012-2020) of Spain reduced significantly the renewable energy content planned for 2020 from previous plans. Current plan contemplates further reducing the 2020 PV target from 8.5 GW as set forth in the National Renewable Energy Action Plan to 7 GW. In December 2013, a draft was published for a new renewable energy regulation that planned to introduce a new renewable energy auction mechanism based on reasonable profitability, which is expected to be unfavorable by Spain's solar association.

  •
  Czech Republic.  According to Solarbuzz, the Czech Republic market decreased by approximately 9% from 121 MW in 2012 to 110 MW in 2013. The roof mount system segment contributed strongly to the Czech Republic market in 2013. The country's initial legal basis for establishing feed-in tariff rates for electricity from renewable energy sources was set by the Renewable Energy Law on August 1, 2005. The respective remuneration rates became effective on January 1, 2006. The PV funding scheme in the Czech Republic is based on two alternative funding mechanisms, a feed-in tariff system and a green bonus scheme. The feed-in tariffs (and green premium rates) for the next calendar year are determined by the Energy Regulatory Office in November each year. The feed-in tariff rate for existing installations increases each year typically between 2% and 4%, depending on the consumer price index. There is no fixed annual reduction of tariffs for newly installed systems. As with the feed-in tariffs, the green bonus rates are also paid over 20-year duration, and the tariffs for already existing systems are adjusted annually. The green bonus remuneration has also depended on the system size from 2009. In March 2010, the government enacted a law that allowed a reduction of the incentive tariffs for newly installed systems to exceed 5% per year. In addition, it implemented a third system size category. In February 2013, the government indicated it might further decrease funding for PV with the focus shifting towards "more efficient renewable energy."

  •
  Italy.  According to Solarbuzz, the Italian market shrunk by 61% from 3.35 GW in 2012 to 1.32 GW in 2013. At the end of 2011, the Italian feed-in tariff for systems ranged from €0.172 per kWh, for larger ground-mounted systems, to €0.298 per kWh for smaller building integrated photovoltaic, or BIPV systems, a relatively modest decline from the previous year's rates. System owners may also benefit from self-consumption with a reduced electrical bill. The Italian market saw an enormous boost in large installations in 2009, 2010 and 2011. In August 2012, the funding scheme Conto Energia V, or CE V, became effective, and it ended on July 6, 2013 without any replacement. The new scheme put a strong focus on roof systems and self-consumption. Moreover, an additional budget of €74.6 million was added when the second register of the PV funding scheme CE V was open. On December 13, 2013, a long-awaited resolution for the simplification of power purchase agreement for renewable energy systems was published (578/2013/R/eel), which is expected to result in the growth of the respective market segments. On February 22, 2014, the Italian Senate abolished the minimum prices for "ritiro dedicato" for PV systems above 100 kW. This became effective on January 1, 2014. Ritiro dedicato required that the sale of PV electricity on the free market be subject to certain minimum prices. PV operators benefited from this policy in addition to receiving incentive tariffs under CE V. The abolition of the minimum price means a reduction of the profitability of most systems under ritiro dedicato in most of Italy. Only in Sicily is the market price above the formerly guaranteed minimum price, which was €0.0806/kWh in 2013.

  •
  North America.  The North American market comprises the United States and Canada. According to Solarbuzz, the North American market increased by 31.5% from 3.49 GW in 2012 to 4.59 GW in 2013.

    In the United States, over 10 states offer significant incentives, with California offering the most preferential incentives. In January 2006, the California Public Utilities Commission enacted the

    California Solar Initiative, a $2.9 billion program that subsidizes solar power systems by $2.80 per watt. Due to excessive demand, this subsidy was reduced to $2.50 per watt. Combined with federal tax credits for solar power usage, the subsidy may account for as much as 50% of the cost of a solar power system. The program will last until 2016 and is expected to dramatically increase the use of solar power for on-grid applications in California. Incentives in other U.S. states include state renewable energy credits, capital subsidies and in some states, such as Vermont, feed-in tariff. Many states and various federal departments are also subject to renewable energy portfolio standards that mandate minimum percentages of renewable energy production by utilities. These provisions were further expanded in 2010 to include a cash grant in lieu of the investment tax credit and were uncapped with respect to system size (the previous maximum rebate was $2,000) to allow larger organizations such as utilities to take advantage of the tax credit or cash in-lieu of the grant for large scale projects. The constrained appetite for tax equity may limit the effectiveness of some of these provisions, such as accelerated depreciation. This federal cash grant program was closed to new applications at the end of 2011, and during 2012, over $2 billion project funds were awarded to renewable energy projects. Despite the decline in PV incentives during the year, separate renewable energy portfolio standards of various states kept demand strong for PV systems in the U.S. market. During 2013, there were disputes between utilities and pro-solar groups over net-metering policies in several states, including California and Arizona. California passed new legislation that will allow the California Public Utilities Commission (CPUC) to increase Renewable Portfolio Standard targets without further legislative approval. It also passed legislation that will allow net-metering to continue until July 1, 2017 or until a utility reaches 5% of generation via net-metering, at which point the CPUC will determine a new program.

    The primary driver of PV demand in Canada is the province of Ontario, which, through its standard offer and feed-in tariff programs, has created a strong downstream end-market which was the fourth largest state/provincial market in North America during 2013. The Ontario market was once driven by Renewable Energy Standard Offer Program, a program that offered renewable energy projects of up to 10 MW a guaranteed tariff of C$0.42/kWh for 20 years. The program closed in May 2008 due to overwhelming uptake and projects in the pipeline were frozen until May 2009 when Ontario passed the Green Energy Act and with it a new feed-in tariff program. Both programs were administered by the Ontario Power Authority, or OPA, which is responsible for setting rates, regulations, and monitoring all feed-in tariff activity. During 2013, the Ontario feed-in tariff program continued to undergo changes, with applications for the latest round of systems limiting system size to 500 kW and reducing rates for PV systems. The Ontario government also reduced local content requirements (LCRs) in its 2013 feed-in tariff round and announced it would remove all LCRs for future application rounds.

  •
  China.  According to Solarbuzz, the China market increased sharply with a year-over-year growth of 139.6%, from 4.8 GW in 2012 to 11.5 GW in 2013, due to the revision of its feed-in-tariff. China's Renewable Energy Law, which went into effect on January 1, 2006, authorizes the relevant authorities to set favorable prices for the purchase of on-grid electricity generated by solar power and provides other financial incentives for the development of renewable energy projects. China's top-level controlling agency on energy policy has been the government's central planning agency, National Development and Reform Commission of the PRC, or the NDRC, with the ancillary National Energy Administration specifically focusing on energy supply and production. The National Energy Commission, a new ministerial level regulatory organization headed by Premier Wen, was established in January 2010 to oversee all energy related sectors in China.

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

    Beginning in March 2009, several policy initiatives were announced, including open bidding for a 20-year operating license for a 10 MW solar power project in Gansu Province of China and the "Golden Sun" program, which subsidizes the capital expenses of solar projects by approximately $2.00 per watt. A number of provincial incentives were announced as well. However, the central government has not approved a definitive implementation scheme or any of the provincial schemes.

    The 2010 "Golden Sun" project list was released in November 2010 with 120 new projects totaling 272 MW. The subsidies provided by the government will cover 50% of the total PV project cost.

    The release of the feed-in tariff in 2011 greatly stimulated the Chinese market. During 2012, the national feed-in tariff was revised from RMB1.15 per kWh to RMB1 per kWh, with provincial feed-in tariff revised to levels ranging from RMB1.2 per kWh to RMB1.3 per kWh across different provinces. The rebate level of the "Golden Sun" project was decreased to RMB8 per watt and then to RMB5.5 per watt during 2012, while the rebate level of the Solar Rooftop project was decreased to RMB7 per watt and RMB5.5 per watt for BIPV and building-applied photovoltaic, or BAPV, projects respectively during the year. In 2013, the Ministry of Finance and several local governments announced further policy initiatives to support the development of solar PV. On August 26, 2013, the NDRC released details of the new national feed-in-tariff and Distributed PV Generation feed-in-tariff programs. Based on different solar radiation levels, the national (excluding Tibet) feed-in-tariff has been revised to three categories: RMB0.90, RMB0.95 and RMB1.00/kWh. Only those projects approved before September 2013, and grid-connected before 2014, can receive the previous feed-in-tariff level of RMB1.00/kWh. To help companies fund solar projects, the NDRC has also decided to increase the level of the Renewable Energy Tariff Addition Fund from RMB 0.008/kWh to RMB0.015/kWh, effective from September 25, 2013.

  •
  Japan.  According to Solarbuzz, the Japanese market grew strongly in 2013, increasing from 1.84 GW in 2012 to 6.44 GW in 2013, a year-over-year growth of 250%. During 2013, the residential segment continued to lead the market, with Japan being the most space-constrained global PV market. The growth in 2013 was primarily a direct result of government policy initiatives following the decommissioning of nuclear power plants after the Fukushima disaster. The Japanese government has announced a long-term goal of increasing installed solar power capacity by between 20 and 55 times, which would require 28 GW or more of solar power capacity by 2020. Japan is a signatory to the Kyoto Protocol, which requires it to reduce greenhouse gas emissions by 6% from the 1990 baseline level by 2012 and by 20% by 2020. Japan currently funds a number of programs supporting domestic solar power installations and has announced a plan to begin installing solar power systems on federal buildings through 2012. As Japan will not likely reach its renewable energy (including solar) targets, Japan is increasing its incentives for solar power installations. To refuel the declining domestic market, the federal government brought back the nationwide residential subsidy in 2009. The residential program was re-launched in January 2009 under a fiscal year 2008 supplemental budget of Japanese yen 9.0 billion. Besides the upfront cash incentives, the federal government crafted a net feed-in tariff policy, requiring electric power utilities to buy excess electricity generated by PV systems at a premium rate. In 2012, residential systems continue to be eligible for a 10-year net feed-in tariff, with electricity exported by the system compensated at Japanese yen 42 per kWh for systems less than 10 kW in total capacity. A feed-in tariff program was also launched in July 2012 for non-residential systems, which served as one of the key factors driving demand in Japan during the year. This program was launched as a gross feed-in tariff, whereby all electricity produced receives Japanese yen 42 per kWh for 20 years. Despite a lack of land, the outlook for PV demand in Japan remains strong.

  •
  Australia.  According to Solarbuzz, the Australian market shrunk from 0.78 GW in 2012 to 0.61 GW in 2013, or a year-over-year decrease of 21.2%, due mainly to policy uncertainties following the change in the Australian government. The Australian market has been dominated by the residential segment since 2008, as a result of incentive policies that favored small-scale rooftop systems. Although the residential segment is expected to continue to lead the market, the ground-mount segment will also increase due to the start of some large-scale ground-mount applications now in the pipeline. The main federal incentive active during 2010 was the Solar Credits program, which provided a renewable energy credit multiplier for the first 1.5 kW of small-scale renewable energy systems. The result of the program was an upfront rebate of between 4,000 Australian dollars and 6,200 Australian dollars for 1.5 kW systems depending on location. The Solar Credits program was the successor of the Solar Homes and Communities Program, or SHCP, which offered an Australian dollar 8 per watt rebate on the first 1,000 W of a solar PV system. The SHCP was cancelled in June 2009 but continued to impact 2010 market size due to the significant backlog of installations. The Solar Credits Program is part of the Renewable Energy Target, which is set to ensure that Australia will generate 45,000 GWh (20%) of its energy from renewable sources by 2020. Due to the uncertain nature of federal incentive programs, the states/territories have launched their own programs to drive PV demand. The programs that drive the vast majority of systems are feed-in tariffs. These feed-in tariffs mainly affected the residential segment as each program has different eligibility requirements that work to minimize system sizes or specify directly that the rates are only accessible by residential customers. Along with changes to programs affecting small-scale residential systems, the past year also brought news of funding changes for utility-scale projects. The biggest news came in January 2011 and concerned the Solar Flagships program. The Australia government revised its Solar Flagships program, which was originally scheduled to install 150 MW of utility-scale solar PV and 250 MW of concentrating solar power plants by 2016. As well, every region intends to have a PV specific feed-in tariff or net-metering policy in 2010. During 2012, a number of state-level policies were revised downwards or expired. The Queensland Government reduced the state's feed-in tariff from Australian Dollar 0.44 per kWh to Australian Dollar 0.08 per kWh for all applications after July 9, 2012. The state of Victoria reduced the state's feed-in tariff from Australian Dollar 0.25 per kWh to just Australian Dollar 0.08 per kWh for all systems installed after September 30, 2012, despite that the rate will be re-adjusted annually based on the wholesale electricity price. After the change of government in 2013, the new Prime Minister announced an intention to scrap the carbon tax and to dissolve the Clean Energy Corporation. State-level policies are also in flux, but discussion surrounding retroactive policy cuts have been met with widespread protest and as such have not proceeded. The removal of the carbon tax and trading scheme have changed the economics of planned PV projects, thereby making project financing more difficult. A change to the rate at which PV electricity is credited could further reduce average system size or could spur an on-grid load-shifting storage market.

Sales and Marketing

  Standard Solar Modules

        We market and sell our standard solar modules worldwide, primarily through a direct sales force and market-focused sales agents. Our direct sales personnel and sales agent representatives cover our markets in Europe, the Americas and the Asia Pacific region. Our marketing activities include trade shows, conferences, sales training, product launch events, advertising and public relations campaigns. Working closely with our sales and product development teams, our marketing team is also responsible for collecting market intelligence and supporting our sales team's lead generation efforts. We have marketing staff in the U.S., China, Europe, Canada, Japan, Australia and South Korea.

        We sell our products primarily under three types of arrangements: (i) sales contracts to distributors; (ii) sales to systems integrators, installers/EPC companies and project developers; and (iii) OEM/tolling manufacturing arrangements.

  Specialty Solar Products

        We target our sales and marketing efforts for our specialty solar products at companies in selected industry sectors, including the automotive, telecommunications and light-emitting diode, or LED, lighting sectors. As standard solar modules increasingly become commoditized and technology advancements allow solar power to be used in more off-grid applications, we will expand our sales and marketing focus on our specialty solar products and capabilities. Our sales and marketing team works with our specialty solar products development team to take into account changing customer preferences and demands to ensure that our sales and marketing team is able to effectively communicate to customers our product development changes and innovations. We intend to establish additional relationships in other market sectors as the specialty solar products market expands.

  Solar Power Project Development

        At the end of January 2014, we had a geographically diverse pipeline of late stage solar power projects totaling approximately 1.1 GW (DC), which consisted of approximately 311 MW (DC) in Canada, 329 MW (DC) in Japan, 164 MW (DC) in the U.S. and 290 MW (DC) in China.

  In Canada

        During 2013, we completed the construction of, and sold four solar power projects totaling approximately 49.6 MW. Also during 2013, we sold two solar power projects totaling approximately 28 MW and simultaneously entered into EPC contracts to complete their construction.

        The following table summarizes the status of our project pipeline in Canada as of January 31, 2014:

Project Pipeline	MW (DC)	Status	COD(1) or Expected COD	End Buyer
Liskeard 1, 3 and 4	39.6	In Construction	2014 Q2	TransCanada
William Rutley	13.9	Commercial Operation	2012 Q4	TransCanada
Alfred	13.6	Permitting	2015 Q2	TransCanada
Foto Light LP	14.0	Engineering	2014 Q4	TBD(2)
Illumination LP	14.0	Engineering	2014 Q4	DIF
Little Creek(3)	11.9	In Construction	2014 Q1	BluEarth
Gold Light LP	14.0	Engineering	2014 Q4	DIF
Beam Light LP	14.0	Engineering	2014 Q4	DIF
Earth Light LP	14.0	Permitting	2015 Q1	Concord
Lunar Light LP	14.0	Permitting	2015 Q2	BluEarth
Discovery Light LP	11.6	Engineering	2014 Q4	TBD
Sparkle Light LP	14.0	In Construction	2014 Q3	BluEarth
GlenArm LP	14.0	Engineering	2014 Q4	DIF
Good Light LP	14.0	In Construction	2014 Q2	BluEarth
Aria LP	12.6	Permitting	2015 Q1	Concord
Ray Light LP	14.0	In Construction	2014 Q3	Concord
Mighty Solar LP	14.0	In Construction	2014 Q2	Concord
City Lights LP	14.0	Permitting	2014 Q4	TBD
Highlight (Val Caron)	14.0	In Construction	2014 Q2	Concord
Oro-Medonte 4(4)	11.5	Engineering	2014 Q4	BlackRock
Westbrook(4)	14.0	In Construction	2014 Q2	BlackRock

Total	310.7

(1)
Commercial Operation Date.

(2)
To Be Determined.

(3)
The sale of this project was completed in the first quarter of 2014.

(4)
These projects were sold to BlackRock in the first quarter of 2014. Simultaneously, we entered into EPC contracts to complete these projects.

  In Japan

        We expect to begin construction of our first Japanese solar power project in the first half of 2014.

        As of January 31, 2014, we had 26 projects totaling approximately 329 MW with COD or expected COD from 2014 to 2016, and with feed-in tariffs in the range of Japanese yen 36 to Japanese yen 40 per kWh.

  In the U.S.

        The following table summarizes the status of our project pipeline in the U.S. as of January 31, 2014:

Project Pipeline	MW (DC)	State	Status	COD or Expected COD
TA Acacia LLC	28.4	CA	Construction	2014 Q3
Gasna 31P LLC	19.5	CA	Design and Permitting	2015 Q2
Indigo Ranch Project LLC	5.6	CA	Design and Permitting	2014 Q3
New Bern Farm LLC	6.2	NC	Construction	2014 Q2
Mile Farm LLC	6.2	NC	Design and Permitting	2014 Q2
Roxboro Farm LLC	6.2	NC	Construction	2014 Q1
Vickers Farm LLC	2.5	NC	Design and Permitting	2014 Q3
CSI Project Holdco LLC—P4	6.5	NC	Construction	2014 Q2
CSI Project Holdco LLC—P1	6.5	NC	Construction	2014 Q1
CSI Project Holdco LLC—P3	6.5	NC	Construction	2014 Q4
CSI Project Holdco LLC—P2	6.5	NC	Design and Permitting	2014 Q3
SE Solarne 2, 4, 7	4	Various	Design and Permitting	2014 Q3
SH Solarne 2, 3, 4, 6, 7	5.5	Various	Design and Permitting	2014 Q3
Other Projects	54	Various	Design and Permitting	2014 ~2015

Total	164.1

  In China

        During 2013, we completed the construction of solar power projects totaling approximately 70 MW in the China.

        As of January 31, 2014, we had project pipelines in 7 provinces totaling approximately 290 MW with feed-in tariffs in the range of RMB0.9 to RMB1.2 per kWh.

  EPC Services

        Beginning in late 2010, we have entered into a number of EPC contracting arrangements in Canada and China. Under these arrangements, the solar power project developer owns the projects and we are contracted to perform the EPC work. We completed the EPC contracts in China through our affiliated company, Gaochuangte, in which we own a 40% equity interest.

        In 2011, we completed approximately 23 MW (DC) of solar system EPC contracts in China, and approximately 31 MW (DC) of solar system EPC contracts in Ontario, Canada. In 2012, we completed approximately 0.3 MW (DC) of solar system EPC contracts in Ontario, Canada. In 2013, we completed approximately 30.2 MW (DC) of solar system EPC contracts in Ontario, Canada.

        The following table summarizes the status of our EPC project pipeline in Canada as of January 31, 2014:

Project Pipeline	MW (DC)	Status	COD or Expected COD	End Buyer
Penn Energy	39.0	In Construction	2014 Q2/3	Penn Energy
Demorestville	14.0	In Construction	2014 Q1	BlackRock
Taylor Kidd	14.0	In Construction	2014 Q2	BlackRock
Grand Renewable Ph. I (Samsung)	129.8	In Construction	2015 Q1	GRSP

Gross Total	196.8

Recognized using the percentage-of-completion method in 2013	30.2

Net Total	166.6

  O&M Services

        In the second half of 2012, we started to provide O&M services for solar power projects in commercial operations. Depending on the terms of our O&M service contracts, our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

  Solar System Kits

        In 2010, we commenced the sale of solar system kits. A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2013, we sold approximately 71.1 MW of system kits primarily in Japan and Canada.

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

        For utility-scale solar power projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions for a period of up to five years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

        As part of our total solutions business, before energizing solar power plants, we conduct performance testing to confirm that they meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation. In the event that the energy generation performance test performs below expectation, we may incur liquidated damages capped at a percentage of the contract price. In addition, a bonus payment may be received if the energy generation performance test results in over performance.

        Our customer support and service handles technical inquiries and warranty-related issues. In 2013, we expanded our capacity in these areas to better enable us to handle our customer's questions and concerns in a timely and professional manner.

        For 2014, we have renewed our product warranty insurance coverage to provide additional security to our customers. See "—Insurance" below. The customer support and service function will continue to expand and to improve services to our customers.

Competition

        The market for solar power products is competitive and evolving. We compete with international companies such as First Solar and Sharp Solar, and China-based companies such as Yingli, Trina and Jinko. Some of our competitors are developing or producing products based on alternative solar technologies, such as thin film PV materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and copper indium gallium selenide technology, are generally less efficient but require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation.

        We believe that the key competitive factors in the market for solar power products include:

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

  •
  brand equity and any good reputation resulting from the above items, including the willingness of banks to finance projects using modules produced by a particular supplier;

  •
  customer relationships and distribution channels; and

  •
  the aesthetic appearance of solar power products.

        In the immediate future, we believe that our ability to compete depends on delivering a cost-effective product in a timely manner and developing and maintaining a strong brand name based on high quality products and strong relationships with downstream customers. Our competiveness also depends on our ability to effectively manage our cash flow and balance sheet and to maintain our relationships with the financial institutions that fund solar power projects. Consolidation of the solar industry is already occurring and is expected to continue in the near future. We believe that such consolidation will benefit our company in the long-term. We believe that the key to competing successfully in the long-term is to produce innovative, high quality products at competitive prices and develop an integrated sales approach that includes services, ancillary products, such as mounting systems and inverters, and value-added product features. We believe that a good marketing program and the strong relationships that we are building with customers and suppliers will support us in this competitive environment.

Insurance

        We maintain property risk insurance policies with reputable insurance companies to cover our equipment, facilities, buildings and inventories. The coverage of these insurance policies includes losses due to natural hazards and losses arising from unforeseen accidents. Our manufacturing plants in China and elsewhere are covered by business interruption insurance. However, significant damage or interruption to any of our manufacturing plants, whether as a result of fire or other causes, could still have a material and adverse effect on our results of operations. We also maintain commercial general liability (including product liability) coverage. We have been actively working with China Export & Credit Insurance Corporation, or Sinosure. Credit insurance is designed to offset the collection risk of our account receivables for certain customers within the credit limits approved by Sinosure. Risks related to marine, air and inland transit for the export of our products and domestic transportation of materials and products are covered under cargo transportation insurance. We also maintain director and officer liability insurance.

        In April 2010, we began entering into agreements with a group of insurance companies to reduce some of the risks associated with our warranties. Under the terms of the insurance policies, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our warranty against defects in workmanship and material and our warranty relating to power output. The warranty insurance is renewable annually. We believe that our warranty improves the marketability of our products and our customers are willing to pay more for products with warranties backed by insurance.

Environmental Matters

        Except for as disclosed in the "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China," we believe we have obtained the environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have also conducted environmental studies in conjunction with our solar power projects to assess and reduce the environmental impact of such projects.

        Our products must comply with the environmental regulations of the jurisdictions in which they are installed. We make efforts to ensure that our products comply with the EU's Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products.

        Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or cessation of operations.

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

        The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar PV systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects subject to certain regulations of the relevant authorities.

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

        China's Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) also issued a directive in June 2005 which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. Similarly, China's State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources. In November 2005, China's Ministry of Housing and Urban-Rural Development promulgated the Administrative Provisions on Energy Conservation for Civil Constructions which encourages the development of solar energy. In August 2006, the State Council issued the Decision on Strengthening the Work of Energy Conservation which encourages the great development of the solar energy and other renewable energy. In addition, on April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the installation of solar power facilities in buildings to improve energy efficiency. In July 2009, China's Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated "the Urban Demonstration Implementation Program of the Renewable Energy Building Construction" and "the Implementation Program of Acceleration in Rural Application of the Renewable Energy Building Construction" to support the development of the new energy industry and the new energy-saving industry.

        In March 2009, China's Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the development of solar PV technology in China. Local governments are encouraged to issue and implement supporting policies. Under the Interim Measures, a subsidy, which is set at RMB20 per Watt-peak for 2009, will cover solar PV technology integrated into building construction. The Interim Measures do not apply to projects completed before the promulgation date of the Interim Measures. Also in March 2009, China's Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Implementation Opinion on Acceleration in the Application of Solar Photovoltaic Technology in Building Construction. On

March 8, 2011, China's Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction, which aims to raise the percentage of renewable energy used in buildings.

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

        In July 2011, the NDRC issued the Circular on Improving the On-Grid Price Policy for Photovoltaic Power, which aims to stimulate the PV power industry by regulating the price of PV power. On August 21, 2012, China's Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Improving Policies for Application of Renewal Energy in Building and Adjusting Fund Allocation and Management Method, which aims to promote the use of solar energy and other new energy products in public facilities and residences, further amplifying the effect of the policies for application of renewable energy in buildings.

  Environmental Regulations

        As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, wastewater, gaseous wastes and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively affect the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental laws and regulations applicable to us include the PRC Environmental Protection Law, which became effective in 1989, as amended and promulgated in 2008, the PRC Law on the Prevention and Control of Noise Pollution, which became effective in 1997, the PRC Law on the Prevention and Control of Air Pollution, which became effective in 1988, as amended and promulgated in 1995 and 2000, the PRC Law on the Prevention and Control of Water Pollution, which became effective in 1984, as amended and promulgated in 1996 and 2008, the PRC Law on the Prevention and Control of Solid Waste Pollution, which became effective in 1996, as amended and promulgated in 2004 and 2013, the PRC Law on Evaluation of Environmental Affects, which became effective in 2003, the PRC Law on

Promotion of Clean Production, which became effective in 2003, as amended and promulgated in 2012, and the Regulations on the Administration of Construction Project Environmental Protection, which became effective in 1998.

        Further, some of our PRC subsidiaries are located in Suzhou, China, which is adjacent to Taihu Lake, a nationally renowned and protected body of water. As a result, production at these subsidiaries is subject to the Regulations on the Administration of Taihu Basin, which became effective on 2011, the Regulation of Jiangsu Province on Preventing Water Pollution in Taihu Lake, which became effective in 1996 and was further revised and promulgated in 2007, 2010 and 2012, and the Implementation Plan of Jiangsu Province on Comprehensive Treatment of Water Environment in Taihu Lake Basin, which was promulgated in February 2009. Because of these two new regulations, the environmental protection requirements imposed on nearby manufacturing projects, especially new projects, have increased noticeably, and Jiangsu Province has stopped approving construction of new manufacturing projects that increase the amount of nitrogen and phosphorus released into Taihu Lake.

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

  Administration of Foreign Invested Companies

        The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC, effective in 1990 and amended in 2001. The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and amended in 1999, 2004, 2005 and 2013. The Company Law is applicable to our PRC subsidiaries unless PRC laws on foreign investment stipulate otherwise.

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

        Although our subsidiary, CSI Solartronics, was recognized as an HNTE for the three years from 2008 to 2010, because it did not meet certain requirements for the reduced 15% enterprise income tax rate, it was unable to utilize the preferential enterprise income tax rate of 15% and is still subject to a 25% enterprise income tax rate. CSI Manufacturing was subject to a reduced enterprise income tax rate of 12.5% until the end of 2009, when its tax holiday expired. CSI Cells and CSI Luoyang Manufacturing were subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expired. Currently, CSI Cells is recognized as a HNTE for the three years from 2012 to 2014, and could enjoy the a preferential enterprise income tax rate of 15% provided that it satisfies the applicable statutory requirements on an annual basis. CSI Changshu Manufacturing is recognized as a HNTE for the three years from 2011 to 2013, and can enjoy the preferential enterprise income tax rate of 15% after the expiration of the above-mentioned tax holiday provided that it satisfied the applicable statutory requirements for 2013. As the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

        The EIT Law also provides that enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income.

        Under the EIT Law and implementing regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors from companies that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. If our Canadian parent entity is deemed a PRC tax resident under the EIT Law based on the location of our "de facto management body," dividends distributed from our PRC subsidiaries to our Canadian parent entity could be exempt from Chinese dividend withholding tax. However, in that case, dividends from us to our shareholders may be regarded as China-sourced income and, consequently, be subject to Chinese withholding tax at the rate of 10%, or at a lower treaty rate if applicable. Similarly, if we are considered a PRC tax resident, any gain realized by our shareholders from the transfer of our common shares is also subject to Chinese withholding tax at the rate of 10% if such gain is regarded as income derived from sources within the PRC. It is unclear whether any dividends that we pay on our common shares or any gains that our shareholders may realize from the transfer of our common shares would be treated as income derived from sources within the PRC and subject to PRC tax.

        In addition, Circular 698 addresses the transfer of equity by non-PRC tax resident enterprises. Under Circular 698, the overseas investor (actual controlling party) that "indirectly transfers" the equity of such PRC resident enterprise, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas investor (actual controlling party) may be subject to a 10% PRC tax for the capital gains realized from the equity transfer. In addition, where the non-resident enterprise transfers the equity in PRC resident enterprise to a related party, the taxable income is lesser due to its transfer price not being in line with the principle of arm's-length transaction, the tax authorities have the authority to make adjustment on reasonable basis.

        There is uncertainty as to the application of SAT Circular 698. For example, while the term "indirect transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC tax resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to avoid PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may materially adversely affect our financial condition and results of operations.

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

        Under the amended Provisional Regulation of the PRC on Value Added Tax and its implementation rules, which became effective in 2009 and were amended in 2011, and relevant regulations, fixed assets (mainly including equipment and manufacturing facilities) are now eligible for credit for input VAT. Previously, input VAT on fixed assets purchases was not deductible from the current period's output VAT derived from the sales of goods, but had to be included in the cost of the assets. The new rule permits this deduction except in the case of equipment purchased for non-taxable projects or tax-exempted projects where the deduction of input VAT is not allowed. However, the qualified fixed assets could also be eligible for input VAT if the fixed assets are used for both taxable projects and non-taxable projects or tax-exempted projects. Presently, no further detailed rules clarify under what circumstance the fixed assets are considered as being used for both taxable and non-taxable or tax exempt projects. Because of the new VAT rules, our PRC subsidiaries may benefit from future input VAT credit on our capital expenditures.

        Under the former rules, equipment imported for qualified projects was entitled to an import VAT exemption and domestic equipment purchased for qualified projects were entitled to a VAT refund. However, such exemption and refund were both eliminated as of January 1, 2009.

  Foreign Currency Exchange

        Foreign currency exchange regulation in China is primarily governed by the Foreign Currency Administration Rules, which became effective on 1996 and were amended in 1997 and 2008, and the Settlement, Sale and Payment of Foreign Exchange Administration Rules (1996), or the Settlement Rules.

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

  Dividend Distribution

        The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, the Implementation Rules of the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1990 and amended in 2001, the Company Law effective in 1994 and amended in 1999, 2004, 2005 and 2013 and the New EIT Law and its implementation rules, both effective in 2008.

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

  Employment

        The major laws and regulations governing the employment relationship, including wage and hour requirements, working and safety conditions, social insurance, housing funds and other welfare. The PRC Labor Law which became effective on January 1, 1995 and amended on August 27, 2009, the Labor Contract Law of the People's Republic of China, which became effective on January 1, 2008, and was later revised on December 28, 2012, its Implementing Rules and the amendment thereunder, which became effective on September 18, 2008 and July 1, 2013, respectively, permit workers in both state-owned and private enterprises in the PRC to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor unions (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The PRC Labor Contract Law and its Implementing Regulation impose certain requirements with respect to human resources management, including, among other things, signing labor contracts with employees, terminating labor contracts, paying remuneration and compensation and making social insurance contributions. In addition, the PRC Labor Contract Law requires employers to provide remuneration packages that meet the relevant local minimum standards. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. It requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period. According to the Interim Provisions on Labor Dispatching, which came into effect on January 3, 2014, where the number of dispatched workers used by an employer prior to the implementation hereof exceeds 10% of its total number of workers, the employer shall formulate a plan to adjust its worker employment situations, and reduce the said percentage to within the required range within two years from the effective date.

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

C.    Organizational Structure

        The following table sets out our major subsidiaries, including their place of incorporation and our ownership interest, as of March 31, 2014.

Name of entity	Place of incorporation	Ownership interest
CSI Solartronics (Changshu) Co., Ltd.	PRC	100%
CSI Solar Technologies Inc.	PRC	100%
CSI Solar Manufacture Inc.	PRC	100%
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100%
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100%
CSI Cells Co., Ltd.	PRC	100%
Canadian Solar (USA) Inc.	USA	100%
CSI Project Consulting GmbH	Germany	70%
Canadian Solar Japan K.K.	Japan	90.67%
Canadian Solar Solutions Inc.	Canada	100%
CSI Solar Power (China) Inc.	PRC	100%
Canadian Solar EMEA GmbH	Germany	100%
Canadian Solar (Australia) Pty., Ltd.	Australia	100%
Canadian Solar International Ltd.	Hong Kong	100%
Canadian Solar O&M (Ontario) Inc.	Canada	100%
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	80%
Canadian Solar South East Asia Pte., Ltd.	Singapore	100%
Canadian Solar Manufacturing (Suzhou) Inc.	PRC	61%
Canadian Solar South Africa Pty., Ltd.	South Africa	100%
Canadian Solar Brasil Servicos De Consultoria EM Energia Solar Ltda.	Brazil	100%
Canadian Solar Middle East Ltd.	United Arab Emirates	100%
Canadian Solartronics (Suzhou) Co., Ltd.	PRC	100%
Canadian Solar (Thailand) Ltd.	Thailand	100%

D.    Property, Plant and Equipment

        The following is a summary of our material properties, including information on our manufacturing facilities and office buildings as of the date of this annual report:

  •
  CSI Changshu Manufacturing holds a land use rights certificate for approximately 40,000 square meters of land in Changshu, on which we have built manufacturing facilities of approximately 23,559 square meters. Production in these facilities began in April 2008. We also constructed a canteen, a dormitory for employees and a liquefied gas station in September 2010 with a total floor area of 11,316 square meters. The property ownership certificates were granted in 2011.

  •
  CSI Changshu Manufacturing also holds a land use rights certificate for approximately 180,000 square meters of land in Changshu, on which we have built two module manufacturing facilities, two warehouses and other buildings with a total floor area of approximately 60,576 square meters. Construction of the central warehouses was completed in April 2010. We also completed the construction of a module manufacturing facility with an additional warehouse and three other buildings, which have approximately 46,539 square meters of floor area, in the first half of 2011.

  •
  CSI Luoyang Manufacturing holds a land use rights certificate for approximately 35,345 square meters of land in Luoyang (Phase I), on which we have constructed manufacturing facilities. The floor area of Phase I is approximately 6,761 square meters. The property ownership certificates were granted in June 2008. In 2008, CSI Luoyang Manufacturing obtained the land use rights for approximately 79,685 square meters of adjacent land (Phase II), on which we have constructed manufacturing facilities. The floor area of Phase II is approximately 29,811 square meters. The property ownership certificates were granted in September 2013.

  •
  CSI Cells holds a land use rights certificate for approximately 65,661 square meters of land in Suzhou. We completed the construction of our first solar cell manufacturing facilities on this site in the first quarter of 2007. The Phase I manufacturing facilities have 14,077 square meters, for which we obtained the property ownership certificate. The Phase II cell manufacturing facilities, with 30,102 square meters of workshop space, were completed in 2009. The Phase III cell manufacturing facilities, with a total floor area of approximately 21,448 square meters of manufacturing and office space, were completed in August 2011. We have passed the required inspection and are in the process of obtaining property ownership certificate from the competent government authority. In addition, CSI Cells merged with CSI Solar New Energy (Suzhou) Co., Ltd. in 2012. CSI Solar New Energy (Suzhou) Co., Ltd. has a land use rights certificate for approximately 10,000 square meters of land in Suzhou which is in the process of recertification.

  •
  Canadian Solar Manufacturing (Suzhou) Inc. holds a parcel of land of approximately 96,249 square meters which it purchased in 2012.

  •
  In Ontario, we lease approximately 14,851 square meters of manufacturing facilities in Guelph, Ontario, Canada for a term of 10 years commencing August 1, 2010 and approximately 8,685 square meters of manufacturing facilities in London, Ontario, Canada for a term of 5 years commencing October 1, 2013. We also lease a warehouse of 7,912 square meters and an office building of 1,146 square meters on the same premises as the Guelph, Ontario, Canada manufacturing facilities for the same term.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

A.    Operating Results

        The most significant factors that affect our financial performance and results of operations are:

  •
  government subsidies and the availability of financing for solar projects;

  •
  industry and seasonal demand;

  •
  solar power products pricing;

  •
  solar wafers and cells and silicon raw materials costs relative to the selling prices of modules;

  •
  impact of certain of our long-term purchase commitments;

  •
  solar power project development and EPC services; and

  •
  foreign exchange.

Government Subsidies and the Availability of Financing for Solar Projects

        We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives and the availability and size of financing for solar projects.

        For a detailed discussion of the impact of government subsidies and incentives, possible changes in government policy and associated risks to our business, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Governments may revise, reduce or eliminate subsidies and economic incentives for solar power, which could cause demand for our products to decline." and "Item 4. Information on the Company—B. Business Overview—Markets and Customers."

        For a detailed discussion of the impact of the continuing weak global economy and uncertain global economic outlook, especially in Europe, and associated risks to the availability and cost of debt or equity for solar power projects and our customers' ability to finance the purchase of our products or to construct solar power projects, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products, hamper our expansion and materially affect our results of operations."

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

        Industry demand is affected by seasonality. Demand tends to be lower in winter, particularly in Europe, where adverse weather conditions can complicate the installation of solar power systems, thereby decreasing demand for solar modules. Seasonal changes can also significantly impact the construction schedules of our solar power projects in countries such as Canada, the U.S. and China thereby also decreasing demand. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations."

Solar Power Products Pricing

        Before 2004, all of our net revenues were generated from sales of specialty solar modules and products. We began selling standard solar modules in 2004. In 2011, we generated net revenues of 89.1% from our solar module business, which primarily comprises sales of standard solar modules and specialty solar modules, with the remainder coming from our total solutions business, which comprises primarily solar power project development, EPC services, O&M services and sales of solar system kits. In 2012 and 2013, we generated 88.5% and 71.4%, respectively of our net revenues from our solar module business with 11.5% and 28.6%, respectively, coming from our total solutions business.

        Our standard solar modules are priced based on either the actual flash test result or the nameplate capacity of our panels, expressed in Watts-peak. The actual price per watt is affected by overall demand in the solar power industry and increasingly also by the total power of the module. Higher-powered modules usually command slightly higher prices per watt. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our silicon wafer, solar cell and silicon raw materials costs. During the first few years of our operations, the average selling prices for standard solar modules rose year-to-year across the industry, primarily because of high demand. Correspondingly, the average selling price of our standard solar module products ranged from $3.62 to $4.23 during the period from 2004 to 2008. Following a peak in the third quarter of 2008, the industry-wide average selling price of solar modules has declined sharply, as market demand has declined and competition increased due to the worldwide credit crisis, reduction in subsidies in certain solar markets, and increased manufacturing output. In 2009, the average selling price of our standard solar modules continued to fall, with an average selling price of $1.93 per watt in the fourth quarter of 2009. Thereafter, the average selling price of our standard solar modules has generally continued to fall due to an oversupply of solar modules and, in the fourth quarter of 2012, the average selling price was $0.67 per watt. In 2013, the average selling price of our standard solar modules was $0.67 per watt. Industry solar module average selling prices have begun to show signs of stabilization in several markets after a long period of significant decline but remain low relative to the prior five-year period.

Solar Wafers and Cells and Silicon Raw Materials Costs Relative to the Pricing of Modules

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

Impact of Certain of Our Long-term Purchase Commitments

        Currently, we acquire a large percentage of our requirements of solar wafers through purchasing arrangements. We also acquire a large portion of our requirements of solar cells through purchase arrangements. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

Solar Power Project Development and EPC Services

        In 2013, 28.6% of our total net revenues were generated from our total solutions business. The majority of these revenues came from the sale of solar power projects and the provision of EPC services. Our solar power project development activities have grown over the past several years through a combination of organic growth and acquisitions.

        Solar power project development and EPC services involve numerous risks and uncertainties. For a detailed discussion of these risks and uncertainties, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our future success depends partly on our ability to expand the pipeline of our total solutions business in several key markets, which exposes us to a number of risks and uncertainties" and "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful; projects under development may not receive required permits, property rights, power purchase agreements, interconnection and transmission arrangements; or financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability."

        In 2013, we recognized $321.9 million of revenues from the sale of solar power projects and the provision of EPC services. At the end of January 2014, we had a geographically diverse pipeline of late stage solar power projects and EPC contracts totaling approximately 1.3 GW (DC), which consisted of approximately 477 MW (DC) in Canada, 329 MW (DC) in Japan, 164 MW (DC) in the U.S. and 290 MW (DC) in China. We expect to complete these projects and contracts within two years. See "Item 4. Information on the Company—B. Business Overview" for additional information on our solar power project development and EPC services.

Foreign Exchange

        The majority of our sales in 2013 are denominated in Japanese yen, U.S. dollars and Canadian dollars, with the remainder in other currencies such as Renminbi, Euros and British pounds. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. The greater part of our cash and cash equivalents are denominated in Renminbi. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

Overview of Financial Results

        We evaluate our business using a variety of key financial measures.

  Net Revenues

        Revenues generated from our solar module business, which comprises primarily sales of standard solar modules and specialty solar modules, accounted for 89.1%, 88.5% and 71.4% of our net revenues in 2011, 2012 and 2013, respectively. Revenues generated from our total solutions business, which consists primarily of solar power project development, EPC services, O&M services and sales of solar system kits, represented 10.9%, 11.5% and 28.6% of our net revenues in 2011, 2012 and 2013, respectively. As we continue to expand our business into the downstream segment of the industry, we expect that approximately 50% of our net revenues will be generated from our total solutions business in 2014, primarily from our utility-scale solar power project pipelines in Canada and the U.S., as well as our residential system kits business in Japan. We believe this strategy of focusing on the downstream segment of the business will help to put us in a good competitive position and possibly increase our margins and overall profitability.

        The main factors affecting our net revenues from our solar module business include average selling prices per watt and unit volumes shipped, both of which depend on product supply and demand.

        Our revenues are also affected by the timing of the completion of solar power projects. See "Item 4. Information on the Company—B. Business Overview—Sales and Marketing—Solar Power Project Development" for a description of the status of our solar power projects.

        In addition, revenue recognition for our solar power projects are, in many cases, not linear in nature due to the timing of when all relevant revenue recognition criteria have been met. During 2013, we recognized $211.0 million and $81.0 million of revenue from the sale of solar power projects using the full accrual method and percentage-of-completion method, respectively. Our revenue recognition policies for the solar power project development are described in "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Account Policies—Revenue Recognition."

        Our revenues from sales to customers are recorded net of estimated returns.

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

  •
  inventory write-downs;

  •
  depreciation charges relating to under-utilized assets;

  •
  acquisition costs of solar power projects;

  •
  development costs (including interconnection fees and permitting costs) of solar power projects;

  •
  project management and engineering costs;

  •
  EPC costs (consisting of costs of the components of solar power system other than solar modules, such as inverters, electrical and mounting hardware, trackers, grid interconnection equipment, wiring and other devices);

  •
  interest costs capitalized for solar power projects during construction period; and

  •
  site-specific costs.

        Our cost of revenues increased in 2011, decreased in 2012 and increased in 2013, in each instance in line with our change in net revenues for the year.

        Before June 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we increased our warranty against defects in materials and workmanship to six years. Effective August 1, 2011, we increased our warranty against defects in materials and workmanship to ten years and we guarantee that for a period of 25 years, our standard solar modules will maintain the following performance levels:

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

        In resolving claims under the performance warranty, we have the right to repair or replace solar modules at our option.

        For utility-scale solar power projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering design, installation and construction under normal use, operation and service conditions for a period of up to five years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have entered into similar workmanship warranties with our suppliers to back up our warranties.

        We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. We currently take a 1% warranty provision against our revenue for sales of solar power products.

        In April 2010, we began entering into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our PV module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our PV module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. The warranty insurance is renewable annually.

        See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Warranty Cost."

        Write-downs of inventory included in our cost of revenue were $8.5 million, $3.1 million and $0.7 million in 2011, 2012 and 2013, respectively.

        On occasion, we enter into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision, which requires us to pay for committed volumes regardless of whether we actually acquire the materials. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. We record the expected loss only as it relates to the succeeding year, as we are unable to reasonably estimate future market prices beyond one year, in cost of revenues in the consolidated statements of operations. As a result, changes in the cost of materials or sales price of modules will directly affect the computation of the estimated loss on firm purchase commitments and our consolidated financial statements in the following years. We recorded a loss on firm purchase commitments of $10.6 million, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively. The losses were computed using the lower of cost or market method.

        In addition, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

  Gross Profit/Gross Margin

        Our gross profit is affected by a number of factors, including the success of and contribution from our total solutions business, the average selling price of our solar power products, our product mix, loss on firm purchase commitments under long-term supply agreements, and our ability to cost-effectively manage our supply chain.

  Operating Expenses

        Our operating expenses include selling expenses, general and administrative expenses, and research development expenses. Our operating expenses increased in 2011 and 2012 and decreased in 2013. We expect our operating expenses to increase as our net revenues grow in the future. On a percentage basis, however, we expect our operating expenses to decline or remain constant with the growth of our operations.

  Selling Expenses

        Selling expenses consist primarily of salaries and benefits, transportation and customs expenses for delivery of our products, sales commissions for our sales personnel and sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling expenses increased in 2011 and 2012 and decreased in 2013. We expect as we increase our sales volume in the future, our selling expenses will increase as we hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees and insurance fees. Our general and administrative expenses increased in 2011 and 2012 and decreased in 2013. We expect our general and administrative expenses to increase to support the anticipated growth of our business.

  Research and Development Expenses

        Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. In 2011, 2012 and 2013, our research and development expenses accounted for 1.0%, 1.0% and 0.7% of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

  Share-based Compensation Expenses

        Under our share incentive plan, as of December 31, 2013, we had outstanding:

  •
  1,176,860 stock options;

  •
  2,077,640 restricted share units; and

  •
  349,500 restricted shares.

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

        For the year ended December 31, 2013, we recorded share-based compensation expenses of approximately $4.5 million, compared to approximately $5.2 million for the year ended December 31, 2012. We have categorized these share-based compensation expenses in our:

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

	Years Ended December 31,
	2011		2012		2013
	(In thousands of $, except for percentages)
Share-based compensation expenses included in:
Cost of revenues	686	16.9%	870	16.8%	740	16.4%
Selling expenses	683	16.8	964	18.6	760	16.9
General and administrative expenses	2,442	60.1	3,037	58.5	2,661	59.0
Research and development expenses	250	6.2	315	6.1	347	7.7

Total share-based compensation expenses	4,061	100.0%	5,186	100.0%	4,508	100.0%

        We expect to incur additional share-based compensation expenses as we expand our operations.

  Interest Expense

        Interest expense consists primarily of interest incurred with respect to our short and long-term borrowings from Chinese commercial banks.

  Gain (Loss) on Change in Fair Value of Derivatives

        The loss on change in fair value of derivatives in our 2011 and 2012 financial statements and the gain on change in fair value of derivatives in our 2013 financial statements were associated with hedging part of our expected cash flows and balances denominated in foreign currencies, mainly in Euro, Renminbi, Canadian dollar and Japanese yen.

  Income Tax Expense

        We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

        We are governed by the CBCA, a federal statute of Canada and are registered to carry on business in Ontario. This subjects us to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rates were 28.25%, 26.5% and 26.5% for the years ended 2011, 2012 and 2013, respectively.

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. Our major operating subsidiaries, CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Luoyang Manufacturing, CSI Technologies and CSI Changshu Manufacturing, are subject to taxation in China. Although CSI Solartronics was recognized as an HNTE for the three years from 2008 to 2010, because it did not meet certain requirements for the reduced 15% enterprise income tax rate, it was unable to utilize the preferential enterprise income tax rate of 15% and is still subject to a 25% enterprise income tax rate. CSI Cells and CSI Luoyang Manufacturing were subject to a reduced enterprise income tax rate of 12.5% until the end of 2011, when their tax holidays expired. Currently, CSI Cells is recognized as a HNTE for the three years from 2012 to 2014, and could enjoy the preferential enterprise income tax rate of 15% provided that it satisfies the applicable statutory requirements on an annual basis. CSI Technologies and CSI Changshu Manufacturing were subject to a reduced enterprise income tax rate of 12.5% until the end of 2012, when their tax holidays expired. CSI Manufacturing is subject to a standard 25% enterprise income tax rate. When the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

        The EIT Law provides that enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate as it relates to our global income.

        Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider the undistributed earnings of our PRC subsidiaries (approximately

$114.6 million at December 31, 2013) to be indefinitely reinvested in China, and, consequently, we have made no provision for withholding taxes for those amounts.

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

  Revenue Recognition

        We recognize revenues for solar product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customers, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. If collectability is not reasonably assured, we recognize revenue only upon collection of cash. Revenues also include reimbursements received from customers for shipping and handling costs. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations or any return or credit provisions.

        A majority of our contracts provide that products are shipped under the terms of free on board, or FOB, ex-works or cost, insurance and freight, or CIF, and delivered duty paid, or DDP. Under FOB, we fulfill our obligation to deliver when the goods have passed over the ship's rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under ex-works, we fulfill our obligation to deliver when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in taking the goods from our premises to the desired destination. Under CIF, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship's rail in the port of shipment. Under DDP, we are responsible for making a safe delivery of goods to a named destination, paying all transportation expenses and the duty. We bear the risks and costs associated with supplying the goods to the delivery location.

        We use the percentage-of-completion method to recognize revenues for which we provide EPC services, unless we cannot make reasonably dependable estimates of the costs to complete the contract, in which case we would use the completed contract method. The percentage-of-completion method is considered appropriate in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist: (i) contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement; (ii) the buyer can be expected to satisfy all obligations under the contract; and (iii) the contractor can be expected to perform all contractual obligations. We use the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. We periodically revise our profit estimates based on changes in facts, and immediately recognize any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. We recognize job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power projects as required by the engineering design. The construction periods normally extend beyond six months and less than one year.

        We recognize revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, we determined that the project assets, which represent the costs of constructing solar power projects, represent "integral" equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate Sales. We record the sale as revenue using one of the following revenue recognition methods, based upon evaluation of the substance and form of the terms and conditions of such real estate sales arrangements: (i) Full accrual method. We record revenue for certain sales arrangements after construction of discrete portions of a project or after the entire project is substantially complete. We recognize revenue and profit using the full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) we have transferred the usual risk and rewards of ownership to the buyer. Specifically, we consider the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and we do not have any substantial continuing involvement with the project. (ii) Percentage-of-completion method. We apply the percentage-of-completion method, as further described below, to certain real estate sales arrangements where we convey control of land or land rights, (a) when a sale has been consummated; (b) we have transferred the usual risks and rewards of ownership to the buyer; (c) the initial and continuing investment criteria have been met; (d) we have the ability to estimate its costs and progress toward completion, and (e) all other revenue recognition criteria have been met. The initial and continuing investment requirements, which demonstrate a buyer's commitment to honor their obligations for the sales arrangement, can typically be met through the receipt of cash or an irrevocable letter of credit from a highly creditworthy lending institution. When evaluating whether the usual risks and rewards of ownership have transferred to the buyer, we consider whether we have or may be contingently required to have any prohibited forms of continuing involvement with the project. Prohibited forms of continuing involvement in a real estate sales arrangement may include us retaining risks or rewards associated with the project that are not customary with the range of risks or rewards that an EPC contractor may assume. (iii) Installment method. Depending on whether the initial and continuing investment requirements have been met, and whether collectability from the buyer is reasonably assured, we may align our revenue recognition and release of project assets or deferred project costs to cost of sales with the receipt of payment from the buyer if the sale has been consummated and we have transferred the usual risks and rewards of ownership to the buyer.

        During 2013, we recognized $211.0 million and $81.0 million of revenue from the sale of solar power projects using the full accrual method and percentage-of-completion method, respectively.

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

        Our revenues from sales to customers are recorded net of estimated returns.

        We enter into toll manufacturing arrangements in which we receive cells and returns finished modules. In those cases, the title of the cells received and risk of loss remains with the seller. As a result, we do not recognize inventory on the consolidated balance sheets. We recognize a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2011, 2012 and 2013, we recognized revenue of $24.7 million, $7.9 million and $14.0 million, respectively, under the toll manufacturing arrangements.

        We enter into buy-and-sell arrangements with certain raw material vendors pursuant to which we sell finished goods, comprising either solar cells or solar modules, in exchange for raw materials, typically silicon wafers. These arrangements are made with counterparties in the same line of business as us and are executed as a means of securing a stable supply of raw materials. The transactions are recorded in revenues and cost of revenues at fair value on a gross basis. During the years ended December 31, 2011, 2012 and 2013, we purchased $21.5 million, nil and nil of raw materials, respectively, and sold $43.9 million, nil and nil of finished goods under these buy-and-sell arrangements, respectively.

        As of December 31, 2011, 2012 and 2013, we had inventories of $23.2 million, $18.4 million and $8.2 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered product remains as inventories on our consolidated balance sheets, regardless of whether title has been transferred. In such cases, we recognize revenues, relieve inventories and recognize cost of revenues when payment is collected from customers.

  Warranty Cost

        Before June 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we increased our warranty against defects in materials and workmanship to six years. Effective August 1, 2011, we increased our warranty against defects in materials and workmanship to ten years and we guarantee that for a period of 25 years, our standard solar modules will maintain the following performance levels:

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

        In resolving claims under the performance warranty, we have the right to repair or replace solar modules at our option.

        For utility-scale solar power projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering design, installation and construction under normal use, operation and service conditions for a period of up to five years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have entered into similar workmanship warranties with our suppliers to back up our warranties.

        We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors' and our own actual claim history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual for warranty costs differs from the estimates, we will prospectively revise our accrual rate. We currently take a 1% warranty provision against our revenue for sales of solar power products.

        In April 2010, we began entering into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our PV module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our PV module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year.

        The warranty obligations we record relate to defects that existed when the product was sold to the customer. The event which we are insured against through our insurance policies is the sale of products with these defects. Accordingly, we view the insured losses attributable to the shipment of defective products covered under its warranty as analogous to potential claims, or claims that have been incurred as of the product ship date, but not yet reported. We expect to recover all or a portion of its obligation through insurance claims. Therefore, our accounting policy is to record an asset for the amount determined to be probable of recovery from the insurance claims (not to exceed the amount of the total losses incurred), consistent with the guidance set forth at ASC 410-30.

        We consider the following factors in determining whether an insurance receivable that is probable and recoverability can be reasonably estimated:

  •
  reputation and credit rating of the insurance company;

  •
  comparison of the PV module product warranty policy against the terms of the insurance policies, to ensure valid warranty claims submitted by customers will be covered by the policy and therefore reimbursed by the insurance companies; and

  •
  with respect to specific claims submitted, written communications from the insurance company are monitored to ensure the claim has been promptly submitted to and accepted by the insurance company, and reimbursements have been subsequently collected. The successfully processed claims provides further evidence that the insurance policies are functioning as anticipated.

        To the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, we would establish a provision for uncollectible amounts based on the specific facts and circumstances. To date, no provision had been determined to be necessary. In addition, to the extent that accrual for warranty costs differs from the estimates and we prospectively revise our accrual rate, this change may result in a change to the amount expected to be recovered from insurance.

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in our consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, we will reclassify that portion of the receivable as being current. We review the recoverability of warranty insurance receivables at each period end. As of December 31, 2013, the insurance receivable amounts were $27.9 million, and were included as a component of other non-current assets.

        We made downward adjustments to accrued warranty costs by $31.4 million and other non-current assets by $17.7 million, for the year ended December 31, 2013, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. The warranty costs (net effect of adjustment) of $18.3 million, $12.5 million and $(16.5) million are included in cost of revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

  Impairment of Long-lived Assets

        We assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. No impairment charge was recorded during the years ended December 31, 2011 and 2012. We recorded an impairment charge of $3.7 million related to the write-down of our mono-crystalline ingot furnaces during the year ended December 31, 2013.

  Allowance for Doubtful Accounts

        We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We establish allowances for doubtful accounts primarily based upon the age of our receivables and factors surrounding the credit risk of specific customers. As of December 31, 2011, 2012 and 2013, an allowance for doubtful accounts receivable of $9.5 million, $47.6 million and $38.5 million, respectively, was established for certain customers for whom management sees a credit risk on the collection of accounts receivable balances. The allowance for doubtful accounts receivable as of December 31, 2012 and 2013 included $18.7 million and $19.2 million, respectively relating to one customer in China with severe liquidity issues. From mid-2009, we started to purchase insurance from Sinosure for accounts receivable to mitigate collection risks from certain customers. We establish allowances for all doubtful accounts according to our allowance policy regardless of whether such accounts are covered by Sinosure insurance. For the amounts recoverable from Sinosure, we recorded $5.3 million, $9.5 million and $0.5 million in prepaid expenses and other current assets as of December 31, 2011, 2012 and 2013, respectively.

        With respect to advances to suppliers, primarily suppliers of solar cells, solar wafers and silicon raw materials, we perform ongoing credit evaluations of their financial condition. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintained a reserve for potential credit losses for advances to suppliers as of December 31, 2011, 2012 and 2013 of $38.1 million, $38.5 million and $40.0 million, respectively. The reserves as of December 31, 2013 include allowances on advances to LDK of $9.8 million, allowances on advances to a UMG-Si supplier of $10.5 million, and allowances on advances to Deutsche Solar of $18.5 million.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials and, where applicable, direct labor costs, tolling costs and those overhead costs that we incur in bringing the inventories to their present location and condition.

        Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand. The write-down of inventories for the years ended December 31, 2011, 2012 and 2013 were $8.5 million, $3.1 million and $0.7 million, respectively.

        We outsource portions of our manufacturing process to various third-party manufacturers. These outsourcing arrangements may or may not include the transfer of title of the raw material inventory to third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which the title is not transferred, we maintain such inventory on our consolidated balance sheets as raw materials inventory while it is in the physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer.

        For those outsourcing arrangements, characterized as sales, where title (including risk of loss) is transferred to the third-party manufacturer, through raw materials sales contracts and processed inventory purchase contracts that were entered into simultaneously, we are constructively obligated to repurchase the inventory once it has been processed. In this case, the raw material inventory is classified as raw material inventory while in physical possession of the third-party manufacturer. The cash received is classified as "advances from customers" on the consolidated balance sheets and not as revenue or deferred revenue. Outsourcing arrangements, which require prepayment for repurchase of the processed inventory, are classified as "advances to suppliers" on the consolidated balance sheets. There is no right of offset for these arrangements and accordingly, "advances from customers" and "advances to suppliers" remain on the consolidated balance sheets until the processed inventory is repurchased.

        On occasion, we enter into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision, which requires us to pay for committed volumes regardless of whether we actually acquire the materials. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. We record the expected loss only as it relates to the succeeding year, as we are unable to reasonably estimate future market prices beyond one year, in cost of revenues in the consolidated statements of operations. As a result, changes in the cost of materials or sales price of modules will directly affect the computation of the estimated loss on firm purchase commitments and our consolidated financial statements in the following years. We purchased the minimum contracted volume for year 2009 under our 12-year supply agreement with Deutsche Solar. We did not, however, purchase the minimum contracted volumes for years 2010 and 2011. The agreement contains a provision stating that if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. We believe that the take-or-pay provisions of the agreement are void under German law. In December 2011, Deutsche Solar gave notice to us to terminate the 12-year wafer supply agreement with immediate effect. Deutsche Solar stated that the reason for the termination was an alleged breach of the agreement by us. In the notice, Deutsche Solar reserved its right to claim damages of €148.6 million ($204.8 million) in court. As a result of the termination, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. In addition, we made a full bad debt allowance of $17.4 million against the balance of our advance payments to Deutsche Solar. The accrued amount of $27.9 million represents our best estimate for our loss contingency. Deutsche Solar did not specify the basis for its claimed damage of €148.6 million ($204.8 million) in the notice. Finally, we believe that the supply agreement was terminated in 2011 and, as a result, we are no longer obligated to purchase (and pay for) wafers for year 2012 and thereafter.

  Project Assets

        Project assets consist primarily of direct costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power projects. A project asset is initially recorded at the actual cost. For a self-developed project asset, the actual cost capitalized is the amount of the expenditure incurred for the application of the feed-in tariff or other similar contracts, permits, consents, construction costs, interest costs capitalized, and other costs. For a project asset acquired from third parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition costs.

        We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We consider a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. We examine a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjust the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. We recorded impairment charges for project assets of nil, nil and $1.6 million for the years ended December 31, 2011, 2012 and 2013, respectively.

        Project assets expected to be sold within twelve months as of each balance sheet date are recorded as current assets and project assets expected to be sold after twelve months are recorded as non-current assets on our consolidated balance sheets. The cash flows associated with the acquisition, construction, and sale of projects assets are classified as operating activities on our consolidated statements of cash flows. Project assets are often held in separate legal entities which are formed for the special purpose of constructing the project assets, which we refer to as "project companies". We consolidate project companies as described in Note 2 "Summary of Principal Accounting Policies—(b) Basis of consolidation" to our consolidated financial statements for the year ended December 31, 2013 included in this annual report on Form 20-F. In 2013, the cash paid to the non-controlling interest in connection with disposal of such project companies was recorded as a financing activity in the consolidated statement of cash flows.

        We did not depreciate the project assets. If circumstances change, and we begin to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to property, plant and equipment.

  Income Taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry forward and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2013, we established a valuation allowance in the amount of

$57.2 million against deferred tax assets which were primarily attributable to the portion of the accumulated operating losses generated by certain of our subsidiaries in China and Hong Kong for which no tax benefit could be recorded.

        Current income taxes are provided for in accordance with the laws of the relevant taxing jurisdictions. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

        Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (iii) non-current tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior periods and not settled with cash or other tax attributes. We only recognize tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. We record penalties and interest associated with the uncertain tax positions as a component of income tax expense.

Recently Issued Accounting Pronouncements

        In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of the amendments will not have a material impact on our consolidated financial statements.

        In July 2013, the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance is not expected to have a significant effect on our consolidated financial statements.

Results of Operations

        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2011		2012		2013
	(in thousands of $, except percentages)
Net revenues	$1,898,922	100.0%	$1,294,829	100.0%	$1,654,356	100.0%
Cost of revenues	1,716,640	90.4%	1,204,468	93.0%	1,378,661	83.3%
Gross profit	182,282	9.6%	90,361	7.0%	275,695	16.7%
Operating expenses:
Selling expenses	69,341	3.7%	91,053	7.0%	88,426	5.3%
General and administrative expenses	86,269	4.5%	128,826	9.9%	44,768	2.7%
Research and development expenses	19,839	1.0%	12,998	1.0%	11,685	0.7%
Total operating expenses	175,449	9.2%	232,877	18.0%	144,879	8.8%
Income from continuing operations	6,833	0.4%	(142,516)	(11.0)%	130,816	7.9%
Other income (expenses)
Interest expense	(43,844)	(2.3)%	(53,304)	(4.1)%	(46,244)	(2.8)%
Interest income	8,447	0.4%	13,360	1.0%	11,973	0.7%
Gain (loss) on change in fair value of derivatives	(5,751)	(0.3)%	(4,369)	(0.34)%	10,764	0.7%
Investment loss	—	(0.0)%	(1,082)	(0.08)%	—	—%
Foreign exchange gain (loss)	(40,007)	(2.1)%	(10,708)	(0.83)%	(51,469)	(3.1)%
Others	—	(—)%	—	(—)%	428	0.03%
Income (loss) before income taxes	(74,322)	(3.9)%	(198,619)	(15.3)%	56,268	3.4%
Income tax (expense) benefit	(16,540)	(0.9)%	5,433	4.2%	(7,639)	(0.5)%
Equity in earnings (loss) of unconsolidated investees	(41)	(0.0)%	(1,969)	(0.2)%	(3,064)	(0.2)%
Net income (loss)	(90,903)	(4.8)%	(195,155)	(15.1)%	45,565	2.8%
Less: Net income attributable to non-controlling interest	(99)	(0.0)%	314	0.0%	13,906	0.8%
Net income (loss) attributable to Canadian Solar Inc.	(90,804)	(4.8)%	(195,469)	(15.1)%	31,659	1.9%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Net Revenues.    Our total net revenues increased by $359.5 million, or 27.8%, from $1,294.8 million in 2012 to $1,654.4 million in 2013. The increase in our net revenues was primarily due to an increase in revenue contribution from our total solutions business and increased shipments from our solar module business from 1,490 MW in 2012 to 1,736 MW in 2013, partially offset by a decrease in average selling price of our solar modules from $0.77 per watt in 2012 to $0.67 per watt in 2013.

        Revenues generated from our solar module business increased by $35.7 million, or 3.1%, from $1,146.0 million in 2012 to $1,181.7 million in 2013. The increase was primarily due to an increase of $205.3 million attributed to the 16.5% increase of shipments of our solar modules, partially offset by a decrease of $169.6 million attributed to the 13.0% decline in average selling price of our solar modules.

        Our total solar module shipments were 1,894 MW in 2013, an increase of 22.7% from 1,543 MW in 2012. Our shipments to non-European markets increased by 961.6 MW from 643.6 MW in 2012 to 1,605.2 MW in 2013. The increase in shipments to non-European markets primarily came from Japan and Canada among others. Our shipments to European markets decreased by 610.5 MW from

899.5 MW in 2012 to 289.0 MW in 2013, primarily due to the provisional anti-dumping duties imposed by the EU, the subsequent undertaking agreement that fixed the price of Chinese made modules at a relatively high level, and overall decline in the demand for solar modules in the EU countries.

        Our average selling price of our solar modules declined from $0.77 in 2012 to $0.67 in 2013, primarily due to the fact that the supply of solar products was generally greater than demand. This adversely affected the prices of solar products across the entire value chain.

        Revenues generated from our total solutions business increased by $323.8 million, or 217.5%, from $148.9 million in 2012 to $472.7 million in 2013. $266.2 million of the increase was attributable to increased sales of solar power projects and provision of EPC services and $57.1 million was attributable to increased sales of solar system kits.

        We periodically make estimates of our sales returns based on historical experience and record those estimates as a reduction of revenues. As of December 31, 2012 and 2013, we had a sales return reserve of $1.0 million and $0.2 million, respectively. Actual returns could differ from these estimates.

        Cost of Revenues.    Our cost of revenues increased by $174.2 million, or 14.5%, from $1,204.5 million in 2012 to $1,378.7 million in 2013. The increase in our cost of revenues was primarily due to growth of our total solutions business and increased shipments from our solar module business, partially offset by lower manufacturing costs of solar modules. Cost of revenues as a percentage of total net revenues decreased from 93.0% in 2012 to 83.3%.

        In 2013, we made downward adjustments of accrued warranty costs and insurance receivable amounts to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. The net effect of the downward adjustments was $13.7 million.

        Our inventory write-downs for 2012 and 2013 were $3.1 million and $0.7 million, respectively. The decrease in inventory write-downs was primarily due to the stabilization of the prices of solar modules and continued lowering of our manufacturing costs, which decreased at a steeper rate than the decline in the market prices during 2013, as compared with 2012.

        Gross Profit.    As a result of the foregoing, our gross profit increased by $185.3 million, or 205.1%, from $90.4 million in 2012 to $275.7 million in 2013. Our gross profit margin increased from 7.0% in 2012 to 16.7% in 2013, primarily due to contribution from our higher margin total solutions business, lower manufacturing costs as well as the net effect of the above-mentioned downward adjustments, partially offset by a decline in average selling price of our solar modules during the period.

        Operating Expenses.    Our operating expenses decreased by $88.0 million, or 37.8%, from $232.9 million in 2012 to $144.9 million in 2013. Operating expenses as a percentage of our total net revenues decreased from 18.0% in 2012 to 8.8% in 2013.

        Selling Expenses.    Our selling expenses decreased by $2.6 million, or 2.9%, from $91.1 million in 2012 to $88.4 million in 2013. The decrease in our selling expenses was primarily due to a $8.0 million decrease in shipping and handling expenses and a $7.2 million decrease in marketing expenses, partially offset by a $5.2 million increase in salary expenses, a $2.0 million increase in sales commission, a $1.6 million increase in rental expenses and a $1.1 million increase in insurance expenses. Selling expenses as a percentage of our net total revenues decreased from 7.0% in 2012 to 5.3% in 2013.

        General and Administrative Expenses.    Our general and administrative expenses decreased by $84.1 million, or 65.2%, from $128.8 million in 2012 to $44.8 million in 2013. The decrease in our general and administrative expenses was primarily due to the reversal of a $30.0 million provision related to the arbitration decision against us by the CIETAC Shanghai Branch in favor of LDK and a

$32.9 million decrease in bad debt expense. General and administrative expenses as a percentage of our total net revenues decreased from 9.9% in 2012 to 2.7% in 2013.

        Research and Development Expenses.    Our research and development expenses decreased by $1.3 million, or 10.1%, from $13.0 million in 2012 to $11.7 million in 2013. Research and development expenses as a percentage of our total net revenues were 1.0% in 2012 and 0.7% in 2013.

        Interest Expense, Net.    Our interest expense, net decreased by $5.7 million, or 14.2%, from $39.9 million in 2012 to $34.3 million in 2013. Interest expense decreased from $53.3 million in 2012 to $46.2 million in 2013, or 13.2%, primarily due to an increase in interest expense capitalized for our solar power projects and a decrease in bank borrowings, partially offset by an increase in discount charges. Interest income decreased from $13.4 million in 2012 to $12.0 million in 2013, or 10.4%.

        Gain/(Loss) On Change in Fair Value of Derivatives.    In 2013, we recorded a gain on change in fair value of derivatives of $10.8 million, compared to a loss on change in fair value of derivatives of $4.4 million in 2012. The gain or loss on change in fair value of derivatives represents gain or loss on the foreign currency hedges that we employed to hedge against part of our exposure to the fluctuation of exchange rates of foreign currencies, mainly in Euro, Renminbi, Canadian dollar and Japanese yen, by means of foreign currency forward or option contracts.

        Foreign Exchange Loss.    We recorded a foreign exchange loss of $51.5 million in 2013, compared to a foreign exchange loss of $10.7 million in 2012. The foreign exchange loss in 2013 was mainly due to the appreciation of the Renminbi against the U.S. dollar as well as the depreciation of the Japanese yen and Canadian dollar against the U.S. dollar.

        Income Tax Benefit (Expense).    Our income tax expense was $7.6 million in 2013, compared to an income tax benefit of $5.4 million in 2012. The income tax expense in 2013 was primarily due to our return to profitability.

        Equity in Earnings (Loss) of Unconsolidated Investees.    Our equity in earnings of unconsolidated investees was a net loss of $3.1 million in 2013, compared to a net loss of $2.0 million in 2012.

        Net Income Attributable To Non-Controlling Interest.    The net income attributable to non-controlling interest was related to the share of net income by the non-controlling shareholders in certain of our subsidiaries or project companies in Canada, China, Germany, Japan and the U.S. As part of negotiating the acquisition of project assets, we often acquire or set up project companies for the purpose of holding the project assets which are partially held by third parties which are reported as non-controlling interests in our consolidated financial statements. When these projects assets are sold to third parties, we allocate the percentage attributable to non-controlling interests accordingly. The amounts of net income generated in connection with the sale of project assets which was attributable to minority interests was nil and $12.2 million, for the years ended December 31, 2012 and 2013, respectively.

        Net Income (Loss) Attributable To Canadian Solar Inc.    As a result of the foregoing, we recorded a net income of $31.7 million in 2013, which was a $227.1 million increase over our net loss of $195.5 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Net Revenues.    Our total net revenues decreased by $604.1 million, or 31.8%, from $1,898.9 million in 2011 to $1,294.8 million in 2012. The decrease in our net revenues was primarily due to a decrease in the average selling price of our solar modules from $1.34 per watt in 2011 to $0.77 per watt in 2012, partially offset by increased shipments from 1,323 MW in 2011 to 1,543 MW in 2012. The decrease in the average selling price of our solar modules in 2012 was primarily due to changes in government subsidies and economic incentives in many markets, and continued oversupply across the entire PV supply chain.

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

        Cost of Revenues.    Our cost of revenues decreased by $512.2 million, or 29.8%, from $1,716.6 million in 2011 to $1,204.5 million in 2012. The decrease in our cost of revenues was primarily due to a decrease in raw material costs for the year resulting from market competition among suppliers of solar wafers and cells. The decrease in our cost of revenues was in line with the decrease in our net revenues for the year. Cost of revenues as a percentage of total net revenues increased from 90.4% in 2011 to 93.0% in 2012.

        Our inventory write-downs for 2011 and 2012 were $8.5 million and $3.1 million, respectively. The decrease in inventory write-downs was primarily due to continued decrease in our manufacturing costs. In 2012, our manufacturing costs decreased (approximately 43.0%) more rapidly than market prices (approximately 31.8%).

        Gross Profit.    As a result of the foregoing, our gross profit decreased by $91.9 million, or 50.4%, from $182.3 million in 2011 to $90.4 million in 2012. Our gross profit margin decreased from 9.6% in 2011 to 7.0% in 2012, primarily due to a decrease in the average selling price of our solar modules, partially offset by lower manufacturing costs.

        Operating Expenses.    Our operating expenses increased by $57.4 million, or 32.7%, from $175.4 million in 2011 to $232.9 million in 2012. Operating expenses as a percentage of our total net revenues increased from 9.2% in 2011 to 18.0% in 2012.

        Selling Expenses.    Our selling expenses increased by $21.7 million, or 31.3%, from $69.3 million in 2011 to $91.1 million in 2012. The increase in our selling expenses was primarily due to an increase of $9.8 million in our shipping and handling costs resulting from increased shipment volume accompanied by higher unit costs for shipping and handling, an increase of $5.2 million in our sales commissions and payroll costs due to increased personnel requirements for our project business as well as an increase of $2.3 million in our marketing costs. Selling expenses as a percentage of our total net revenues increased from 3.7% in 2011 to 7.0% in 2012.

        General and Administrative Expenses.    Our general and administrative expenses increased by $42.6 million, or 49.3%, from $86.3 million in 2011 to $128.8 million in 2012. The increase in our general and administrative expenses was primarily due to the provision for an arbitration decision and the increase in the bad debt allowance for doubtful accounts. We made a provision totaling $30.3 million for the arbitration decision against us by the CIETAC Shanghai Branch in favor of LDK. In addition, allowance for doubtful accounts receivable and advances to suppliers increased by 74.4% from $23.2 million in 2011 to $40.4 million in 2012, including $18.6 million relating to one customer in China with severe liquidity issues.

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

        Interest Expense, Net.    Our interest expense, net increased by $4.5 million, or 12.8%, from $35.4 million in 2011 to $39.9 million in 2012. Interest expense increased from $43.8 million in 2011 to $53.3 million in 2012, or 21.6%, primarily due to a significant increase in bank borrowings in 2012, partially offset by the interest costs capitalized to project assets relating to construction of our solar power projects. Interest income increased from $8.4 million in 2011 to $13.4 million in 2012, or 58.2%, mainly due to an increased restricted cash balance.

        Gain/(Loss) On Change in Fair Value of Derivatives.    In 2012, we recorded a loss on change in fair value of derivatives of $4.4 million, compared to a loss on change in fair value of derivatives of $5.8 million in 2011. The loss on change in fair value of derivatives represents a loss on the foreign currency hedges that we employed to hedge against part of our expected cash flows and balances denominated in foreign currencies, mainly in Euros and Canadian dollars, by means of foreign currency forward or option contracts.

        Investment Loss.    We recorded an investment loss of $1.1 million in 2012, compared to an investment loss of nil in 2011. In 2012, we concluded that our $1.1 million investment in Nernst New Energy (Suzhou) Co., Ltd., a joint venture in which we own a 50% interest, was fully impaired.

        Foreign Exchange Loss.    We recorded a foreign exchange loss of $10.7 million in 2012, compared to a foreign exchange loss of $40.0 million in 2011. These foreign exchange losses were mainly due to the depreciation of the Euro and Japanese yen and the appreciation of the Renminbi against the U.S. dollar.

        Income Tax Benefit (Expense).    Our income tax benefit was $5.4 million in 2012, compared to tax expense of $16.5 million in 2011. The income tax benefit in 2012 was primarily due to recognition of deferred tax assets associated with the net operating losses recorded by certain of our subsidiaries in China.

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

        In addition, our total solutions business required increased funding and use of working capital in 2013 and is expected to continue to require significant funding and use of working capital in the future. The time cycles of our solar power project development can vary substantially and can take up to many years to mature. As a result, we may need to make significant up-front investments of resources before the collection of any cash from the sale of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal, and other expenses. In addition, we may have to use our existing bank facilities to finance the construction of these solar power projects. Depending on the size and number of solar power projects that we are developing and self-financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our projects which we are self-financing could also impact our liquidity.

        In 2013, we reversed the provision related to the arbitration decision against us by the CIETAC Shanghai Branch in favor of LDK and we currently do not have any provision in our accounts for this amount. We dispute the merits of the proceedings brought against us by LDK and will defend ourselves vigorously against these claims. However, if we do not succeed, payment of the award to LDK could have an adverse effect on our liquidity. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings."

        In 2013, we financed our operations primarily through cash flows from operations, short-term and long-term borrowings and proceeds from offering of common shares. As of December 31, 2013, we had $228.2 million in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less.

        As of March 31, 2014, we had contractual bank credit lines with an aggregate limit of approximately $1,136.2 million, of which $175.5 million had been drawn down with due dates beyond December 31, 2014 and $482.7 million had been drawn down with due dates before December 31, 2014. In addition, we had non-binding bank credit lines of approximately $472.1 million, of which $188.7 million had been drawn down with the due date before December 31, 2014, $133.2 million had been drawn down with due dates beyond December 31, 2014 and $150.2 million was subject to the banks' discretion upon request for additional drawn down. Non-binding bank lines represent non-legally binding facility limits granted by banks, which can be changed unilaterally by the banks. As of March 31, 2014, we had approximately $163.4 million of long-term borrowings (non-current portion), of which $72.7 million was secured by project assets. As of March 31, 2014, we had approximately $159.4 million of long-term borrowings (current portion), of which $87.1 million was secured by land use rights, property, plant and equipment and project assets. As of the same date, we had approximately $642.4 million of short-term borrowings, of which $274.9 million was secured by restricted cash, bank notes, inventory, land use rights, project assets and property, plant and equipment. The long-term borrowings, non-current portion, mature at various times during the period from the second quarter of 2015 to the second quarter of 2028 and bear interest at rates ranging from nil to 12.5% per annum. The long-term borrowings, current portion, and the short-term borrowings mature at various times during 2014 and the first quarter of 2015 and bear interest at rates ranging from 0.68% to 10.0% per annum. Our bank lines contain no specific extension terms but, historically, we have been able to obtain new short-term loans on terms similar to those of the maturing short-term loans shortly before they mature. As of December 31, 2013, we also had short-term borrowings from non-banking financial institutions of $53.3 million.

        On January 30, 2013, we entered into a loan agreement with an affiliate of Credit Suisse Securities (USA) LLC, pursuant to which the affiliate of Credit Suisse Securities (USA) LLC has agreed to provide up to $40.0 million of one year tenure loan. This loan, which was fully repaid in January 2014, was used to finance four projects with a total capacity of approximately 46.5 MW (DC) in Ontario, Canada.

        On May 20, 2013, we entered into a RMB270 million ($44.1 million) loan agreement with China Development Bank. The loan facility has a fifteen-year maturity, including a one year grace period and was used to finance the construction of a 30 MW solar power project and its ancillary facility in the western part of China.

        On October 16, 2013, we entered into a financing agreement with Deutsche Bank AG, Canada Branch, or Deutsche Bank, pursuant to which Deutsche Bank agreed to provide C$104.0 million ($101.1 million) in non-recourse, short-term construction financing to us for the construction of solar power projects in Ontario, Canada. The loans are expected to be repaid with the proceeds of the sale of the financed projects.

        On September 11, 2013, we completed our at-the-market offering of common shares announced on August 15, 2013. In the offering, we sold 3,772,254 common shares at an average price of $13.25 per share, raising approximately $50.0 million in gross proceeds. The proceeds have been and will be used for general corporate purposes, which include solar power project development expenses and working capital.

        On November 28, 2013, we entered into a financing agreement with National Bank of Canada, pursuant to which National Bank of Canada agreed to provide C$35.0 million ($34.0 million) in short-term construction financing to us for the construction of solar power projects in Ontario, Canada.

        On December 4, 2013, we entered into a $40 million loan agreement with Harvest North Star Capital. The loan facility will be used to finance the development of several ground-mounted solar power projects in Japan totaling around 145.1 MW, with construction expected to commence for the first 40 MW to 50 MW of the projects during the first half of 2014.

        In February 2014, we completed an offering of our common shares and convertible senior notes. Pursuant to the offering, we sold 3,194,700 common shares at a price of $36.00 per share and sold $150 million aggregate principal amount of 4.25% convertible senior notes. We received aggregate net proceeds of approximately $255.7 million from these offerings, after deducting discounts and commissions, but before offering expenses. The proceeds have been and will be used for general corporate purposes, which may include expanding manufacturing capacity, the development of solar power projects and working capital.

        In February 2014, we signed a C$52 million loan agreement with Natixis, New York Branch/Norddeutsche Landesbank Girozentrale, New York Branch/Cooperative Centrale Raiffeisen-Boerenleenbank B.A., New York Branch. The loan facility has a maturity term of construction plus 10 years and will be used to finance the 10 MW (AC) Glenarm utility-scale solar power project which is being acquired by DIF Infra 3 RE Canada (Ltd). This solar power plant is expected to be in commercial operation by the fourth quarter of 2014. The project has been awarded a 20-year power purchase contract by the Ontario Power Authority under the Ontario's Feed-In-Tariff Program.

        In February 2014, we signed a C$48 million loan agreement with Manufacturer's Life Insurance Company, or Manulife. The loan facility will be used to finance our Val Caron solar power project located in Ontario, Canada which we expect to complete in 2014. The Val Caron project is being acquired by Concord Green Energy Inc.

        In March 2014, we signed another loan agreement with Manulife for a C$50.5 million loan facility which will be used to finance our Mighty Solar power project located in Ontario, Canada. We expect to complete this project in 2014. The Mighty Solar project will be acquired by Concord Green Energy Inc. after it reaches commercial operation.

        Although no assurance can be given, we believe that we will be able to fully execute our business plans and to renew substantially all our existing bank borrowings as they become due if needed. We believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements and to meet our short-term debt obligations and other liabilities and commitments as they become due. As of the date of this annual report, we were in compliance with all material terms of our borrowing agreements.

        We expect that our accounts receivable, inventories and project assets, three of the principal components of our current assets, will increase in line with increases in our net revenues. Due to market competition, in many cases, we offer credit terms to our customers ranging from 30 days up to 120 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $18.6 million as of December 31, 2012 and $75.3 million as of December 31, 2013. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

        The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2011	2012	2013
	(in thousands of $)
Net cash provided by (used in) operating activities	60,124	(147,759)	229,549
Net cash used in investing activities	(193,577)	(306,491)	(37,509)
Net cash provided by (used in) financing activities	177,748	249,576	(104,900)
Net increase (decrease) in cash and cash equivalents	55,343	(202,027)	86,282
Cash and cash equivalents at the beginning of the year	288,652	343,995	141,968
Cash and cash equivalents at the end of the year	343,995	141,968	228,250

Operating Activities

        Net cash provided by operating activities was $229.5 million in 2013, compared to net cash used in operating activities of $147.8 million in 2012. The change was primarily due to a net income in 2013 compared to a net loss in 2012 and overall improved working capital management.

        Net cash used in operating activities was $147.8 million in 2012 compared to net cash provided by operating activities of $60.1 million in 2011. The change was primarily due to the increased use of cash to expand our total solutions business. The net cash used in operating activities in 2012 included payments of $162.3 million relating to the acquisition of solar power projects. The decrease in operating cash flow in 2012 was partially offset by the effect of continued improvement in our working capital management.

Investing Activities

        Net cash used in investing activities was $37.5 million in 2013, compared to $306.5 million in 2012. The decrease in net cash used in investing activities for 2013 was primarily due to a less increase in restricted cash used as collateral to secure our bank acceptances and borrowings as well as a decrease in payments to acquire property, plant and equipment, partially offset by an increase in cash investment in affiliates.

        Net cash used in investing activities increased from $193.6 million in 2011 to $306.5 million in 2012. The increase in net cash used in investing activities in 2012 was due to an increase in restricted cash as collateral to secure our bank acceptances and bank borrowings, partially offset by decreased payments to acquire property, plant and equipment.

Financing Activities

        Net cash used in financing activities was $104.9 million in 2013, compared to net cash provided by $249.6 million in 2012. The change was primarily due to the net decrease of bank borrowings during 2013, partially offset by the net proceeds of $47.9 million from our at-the-market offering.

        Net cash provided by financing activities increased from $177.7 million in 2011 to $249.6 million in 2012. The increase in net cash provided by financing activities in 2012 was primarily due to a net increase in bank borrowings.

        We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the 12 months ending December 31, 2014. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

        We made capital expenditures of $205.4 million, $60.5 million and $23.1 million in 2011, 2012 and 2013, respectively. Our capital expenditures were used primarily to maintain our manufacturing capacity for ingots, wafers, solar cells and solar modules. As of December 31, 2013, our short-term commitments for the purchase of property, plant and equipment were $11.6 million.

Restricted Net Assets

        Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. Our board of directors determines the staff welfare and bonus reserve. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $354.0 million, $360.0 million and $365.0 million as of December 31, 2011, 2012 and 2013, respectively.

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

        As of December 31, 2013, $114.6 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under accounting principles generally accepted in the PRC, to a non-distributable general reserve. After making this appropriation, the balance of the $114.6 million of undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute the distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

C.    Research and Development

        We have significantly expanded our research and development activities since 2009. We have two new research and development centers with state-of-the-art equipment—the Center for Solar Cell Research and the Center for Photovoltaic Testing and Reliability Analysis. The Center for Solar Cell Research is focused on developing new high efficiency solar cells and advanced solar cell processing technologies. The Center for Photovoltaic Testing and Reliability Analysis is focused on PV module testing, photovoltaic module components testing and qualifications, and PV module performance and reliability testing and analysis. As of December 31, 2013, we had approximately 163 employees in research, product development and engineering.

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

        Going forward, we will focus on the following research and development initiatives that we believe will enhance our competitiveness:

  •
  High efficiency cells.  We have begun commercializing our improved metal wrap-through cells. We expect the efficiency of the P-type wafers in our next generation of ELPS technology to reach approximately 21%. We also expect that our black silicon technology, which uses nano-technology, will significantly increase our solar cell efficiency because of increased light absorption properties. This technology, which we developed internally, will not require an increase in cost on a per-watt basis. We have developed new processes for developing PERC (passivated emitter and rear contact) solar cells in order to improve cell efficiency. These cells will begin mass production in the near future. We are focusing our current research and development on N-type, heterojunction intrinsic thin-layer, IBC and other high efficiency cell designs. On a test basis, we have produced an N-type bi-facial cell; however, we do not plan to commercially produce this product until a later date. Such cell structures are believed to lower the overall cost of manufacturing solar modules, making the resulting modules cheaper to install. Higher-powered modules might also command a modest premium.

  •
  Solar module manufacturing technologies.  Since the opening of our Center for Photovoltaic Testing and Reliability Analysis in 2006, we have focused on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency, performance and durability. We are the first company to begin using four busbars in mass production. This allows our products to generate higher power output with the same size. We have developed a new technology for PID (Potential Induced Degradation)-resistant modules, which were certified by TUV SUD and VDE.

  •
  Power system integration and solar application products.  We recently began to explore power system integration products and expanded our research and development efforts in solar application products.

  •
  Solar power system development, energy storage system, off-grid power system, micro grid system and smart grid system. As we continue our business into the downstream total solutions business, we plan to hire additional engineering staff and increase investment in these areas.

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

F.     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of $)
Short-term debt obligations	778,513	778,513	—	—	—
Interest related to short-term debt obligations(1)	14,831	14,831	—	—	—
Operating lease obligations	14,934	3,999	4,510	3,424	3,001
Purchase obligations(2)	609,389	263,129	346,260	—	—
Long-term debt obligations	151,392	—	91,643	31,373	28,376
Interest related to long-term debt obligations(3)	36,238	9,151	13,035	5,159	8,893

Total	1,605,297	1,069,623	455,448	39,956	40,270

(1)
Interest rates range from 0.68% to 12.5% per annum for short-term debt obligations.

(2)
Includes commitments to purchase $11.6 million of production equipment and $597.8 million of raw materials.

(3)
Interest rates range from nil to 12.5% per annum for long-term debt obligations.

        The table above excludes uncertain tax liabilities of $17.2 million, as we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions. For additional information, see the notes to our consolidated financial statements, included herein.

        In April 2012, we entered into a purchase agreement with SkyPower to acquire a majority interest in 16 solar projects for a total consideration of approximately C$185 million, of which C$139.6 million and C$29.1 million were paid in 2013, respectively, and the balance will be paid as the solar projects reach certain milestones. As of December 31, 2013, the outstanding balance was approximately $16.4 million.

        Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	50	Chairman of the Board, President and Chief Executive Officer
Robert McDermott	72	Lead Independent Director
Lars-Eric Johansson	67	Independent Director
Harry E. Ruda	55	Independent Director
Michael G. Potter	47	Senior Vice President and Chief Financial Officer
Guangchun Zhang	56	Chief Operations Officer
Yan Zhuang	50	Senior Vice President and Chief Commercial Officer
Charles (Xiaoshu) Bai	52	Senior Vice President, Global Head of Project Business

*
Charlotte Xi Klein resigned from the position of Senior Vice President, Global Operations, in March 2013 and resigned from the Company in June 2013. Guangchun Zhang was appointed our Chief Operations Officer in December 2012.

Directors

        Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Through his leadership, we became a public listed company on NASDAQ in 2006 and have since firmly established ourselves among the top ranked manufacturers of solar PV products globally. Prior to founding Canadian Solar, Dr. Shawn Qu held various positions in product engineering, business development and strategic planning at ATS Automation Tooling Systems, Inc., or ATS, and its solar subsidiary Photowatt International S.A. Prior to ATS, Dr. Shawn Qu was a research scientist at Ontario Power Generation where he worked as a process leader in its solar product commercialization team. In 2011, Dr. Shawn Qu became a visiting professor at Tsinghua University, one of the most prestigious universities in China. Dr. Shawn Qu has published research articles in academic journals including IEEE Quantum Electronics, Applied Physics Letter and Physical Review. He received a Ph.D. in material sciences in 1995 from the University of Toronto, focusing on semiconductor super lattice and optical effects. He also holds a Master of Science in physics from University of Manitoba and a Bachelor of Science in applied physics from Tsinghua University in Beijing.

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

        Mr. Lars-Eric Johansson has served as an independent director of our Company since August 2006. Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. He has been the president and chief executive officer of Ivanplats Mines Limited (formerly known as Ivanhoe Nickel & Platinum Ltd.), a Canadian public mining company since May 1, 2007. From 2004 to 2007, Mr. Johansson was a director and chairperson of the audit committee of Harry Winston Diamond Corporation, a specialist diamond company with assets in the mining and retail segments of the diamond industry. From May 2004 to April 2006, he was an executive vice president and the chief financial officer of Kinross Gold Corporation, a gold mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Between June 2002 and November 2003, Mr. Johansson was an executive vice president and chief financial officer of Noranda Inc., a Canadian mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Until May 2004, Mr. Johansson served as a special advisor at Noranda Inc. From 1989 to May 2002, he was the chief financial officer of Falconbridge Limited, a mining and metals company in Canada listed on the Toronto Stock Exchange. He has chaired the audit committee of Golden Star Resources Ltd., a gold mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, from 2006 to 2010. From 2002 to 2003, he was also a director of Novicor Inc., a company listed on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.

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

Executive Officers

        Mr. Michael G. Potter served as an independent director of our Company from September 2007 until he was appointed our senior vice president and chief financial officer in July 2011. He continued as a director until his resignation on November 11, 2013. Mr. Potter has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. From February 2009 to April 2011, he served as the corporate vice president and chief financial officer of Lattice Semiconductor Corporation, a Nasdaq-listed semiconductor device company. Prior to that, he was senior vice president and chief financial officer of NYSE-listed NeoPhotonics Corporation, a leading provider of photonic integrated circuit-based modules, components and subsystems for use in optical communications networks with extensive operations in Shenzhen, China. Before joining NeoPhotonics Corporation in May 2007, he was the senior vice president and chief financial officer of STATS ChipPAC, a semiconductor assembly and test services company based in Singapore and listed on the Singapore Stock Exchange. Before that, he held a variety of executive positions at NYSE-listed Honeywell Inc. Mr. Potter is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University, Canada and a Diploma of Accountancy from McGill University, Canada.

        Mr. Guangchun Zhang has served as our chief operations officer since December 2012 and has over 18 years of experience in the PV industry. Prior to joining us, Mr. Zhang worked for Suntech Power Holdings Co., Ltd, most recently as senior vice president for research and development and industrialization of manufacturing technology since December 2005. Prior to joining Suntech, Mr. Zhang previously worked at the Centre for Photovoltaic Engineering at the University of New South Wales in Australia and Pacific Solar Pty. Limited from June 1994 to November 2005.

Mr. Zhang was an associate professor in Shandong Technology University in China from February 1982 to May 1994. Mr. Zhang received his bachelor degree in 1982 from the School of Electronic Engineering at Shandong Industrial Institute.

        Mr. Yan Zhuang has served as our chief commercial officer since May 2012. He also served as our senior vice president of global sales and marketing since July 2011, and prior to that as our vice president of global sales and marketing since June 2009. He was an independent director of our Company from September 2007 to June 2009. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 15 years. In 2008, he founded and became a director of INS Research and Consulting. Mr. Zhuang was the head of Asia for Hands-on Mobile, Inc., a global media and entertainment company with operations in China, South Korea and India, from 2006 to 2007. He previously served as our senior vice president of business operations and marketing in Asia. Before joining Hands-on Mobile, Inc., he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific regional director of marketing planning and consumer insight. Prior to that, he was a marketing consultant in Canada and China. Mr. Zhuang holds a bachelor's degree in electrical engineering from Northern Jiaotong University, China, a Master of Science degree in applied statistics from the University of Alberta, Canada and a Master of Science degree in marketing management from the University of Guelph, Canada.

        Mr. Charles (Xiaoshu) Bai has served as our senior vice president and global head of project business since September 2013. Prior to joining us, Mr. Bai served in ReneSola Ltd. as the chief strategy officer from April 2010 to May 2012 and the chief financial officer from May 2006 to March 2010. Mr. Bai worked for over 16 years with investment banks and multinational companies. From 2003 to 2005, he worked as the chief financial officer of Fenet Software. From 2001 to 2002, he worked as a vice president of Tractebel Asia Co., Ltd., (presently known as GDF Suez International) an energy company based in Thailand. From 1997 to 2001, Mr. Bai worked as a finance director of Ogden Energy Asia Pacific Co., Ltd., (presently known as Covanta Holding Corp.) an energy company based in Hong Kong. At Tractebel and Ogden, Mr. Bai successfully completed a number of cross border mergers and acquisitions and project finance transactions. He was an associate director of Deutsche Bank in Hong Kong from 1995 to 1997 specializing in project and export finance. Mr. Bai received his bachelor's degree in economics from China Southwestern University of Finance and Economics in 1983 and his MBA degree from International Institute for Management Development in Switzerland in 1989.

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

B.    Compensation of Directors and Executive Officers

Cash Compensation

        We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $2.3 million for 2013. Of this amount, we paid $174,000 to our three independent directors and approximately $2.1 million to our executive officers.

Share-based Compensation

  Share Incentive Plan

        In March 2006, we adopted a share incentive plan, or the Plan.

        The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors, employees and consultants to those of the shareholders and providing the directors, employees and consultants with an incentive for outstanding performance to generate superior returns to the shareholders. The Plan is also intended to motivate, attract and retain the services of the directors, employees and consultants upon whose judgment, interest and effort the successful conduct of the Company's operations is largely dependent.

        In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 plus (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. As at March 31, 2014, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 8,805,000 common shares, of which 566,190 restricted shares, 3,394,091 options, and 2,721,179 restricted share units (in each case net of forfeitures) have been awarded, leaving 2,123,540 common shares available to be issued.

        The following describes the principal terms of the Plan.

        Types of Awards.    We may make the following types of awards under the Plan:

  •
  restricted shares, which are common shares that are subject to certain restrictions and may be subject to risk of forfeiture or repurchase;

  •
  options, which entitle the holder to purchase our common shares; and

  •
  restricted share units, which entitle the holder to receive our common shares.

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

Restricted Shares

        The following table summarizes, as of March 31, 2014, the restricted shares granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

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

(3)
The wife of Dr. Shawn Qu, our founder, chairman, president and chief executive officer.

(4)
Vest over a four-year period from the date of grant.

Options

        The following table summarizes, as of March 31, 2014, the options granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019
	25,000		—	—	25,000	11.33		August 27, 2010	August 26, 2020
	18,779		—	—	18,779	9.33		May 20, 2011	May 19, 2021
Robert McDermott	46,600	(1)	46,600	—	—	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	—	—	23,300	9.81	(4)	June 27, 2011	June 26, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Lars-Eric Johansson	46,600	(2)	46,600	—	—	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	23,300	—	—	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	23,300	—	—	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Harry E. Ruda	23,300	(2)	23,300	—	—	8.31	(4)	August 14, 2011	August 13, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Directors as a Group	553,079		302,900	—	250,179
Executive Officers:
Michael G. Potter	23,300	(2)	—	—	23,300	7.36	(4)	September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	60,688		30,344	—	30,344	9.52		July 20, 2011	July 19, 2021
Yan Zhuang	23,300	(2)	23,300	—	—	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75		June 26, 2008	June 25, 2018
	80,000		80,000	—	—	9.37		May 23, 2009	May 22, 2019
	15,000		11,250	—	3,750	11.33		August 27, 2010	August 26, 2010
	11,268		5,634	—	5,634	9.33		May 20, 2011	May 19, 2021
Executive Officers as a Group	330,056		173,828	—	156,228
Employees:
Ten employees as a group	791,035		553,375	121,160	116,500	2.12		May 30, 2006	May 29, 2016
Twenty-eight employees as a group	126,170		86,561	33,202	6,407	4.29		May 30, 2006	May 29, 2016
One employee	2,330	(6)	2,330	—	—	4.29		May 30, 2006	May 29, 2016
Two employees as a group	51,260		49,765	—	1,495	4.29		June 30, 2006	June 29, 2016
One employee	64,075		64,075	—	—	4.29		July 17, 2006	July 16, 2016
Hanbing Zhang(7)	46,600		—	—	46,600	4.29		July 28, 2006	July 27, 2016
One employee	46,600	(1)	46,600	—	—	4.29		August 8, 2006	August 7, 2016
One employee	58,250		14,563	—	43,687	12.00	(8)	August 8, 2006	August 7, 2016
Three employees as a group	11,650		9,903	1,747	—	12.00	(8)	August 31, 2006	August 30, 2016
Three employees as a group	79,900		58,250	21,650	—	12.10		March 1, 2007	February 28, 2017
One employee	6,990		1,748	5,242	—	12.10		March 1, 2007	February 28, 2017
One employee	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	June 30, 2017
Five employees as a group	52,280		5,413	46,867	—	8.21		August 17, 2007	August 16, 2017
Eight employees as a group	39,208		34,376	4,832	—	7.36		September 24, 2007	September 23, 2017
Thirteen employees as a group	216,745		148,554	64,982	3,209	7.36		September 24, 2007	September 23, 2017

Name	Common Shares Underlying Options Granted	Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Six employees as a group	36,136	15,000	11,136	10,000	19.55		February 28, 2008	February 27, 2018
One employee	10,000	—	10,000	—	19.40		March 3, 2008	March 2, 2018
Two employees as a group	18,000	—	18,000	—	20.67		March 31, 2008	March 30, 2018
One employee	30,000	—	30,000	—	46.28		June 26, 2008	June 25, 2018
Four employees as a group	30,000	—	25,000	5,000	27.88		August 7, 2008	August 6, 2018
Seventy-nine employees as a group	420,200	227,690	147,110	45,400	3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(7)	6,000	—	—	6,000	3.18		March 12, 2009	March 11, 2019
One employee	20,000	20,000	—	—	5.26		March 30, 2009	March 29, 2019
Eighteen employees as a group	59,400	30,600	18,800	10,000	9.37		May 23, 2009	May 22, 2019
One employee	10,000	—	10,000	—	11.58		May 31, 2009	May 30, 2019
Seven employees as a group	30,800	6,700	17,600	6,500	15.18		August 6, 2009	August 5, 2019
Fourteen employees as a group	82,600	58,200	22,000	2,400	16.10		November 8, 2009	November 7, 2019
One hundred and thirty-two employees as a group	498,600	118,325	249,250	131,025	11.33		August 27, 2010	August 26, 2020
Hanbing Zhang(7)	12,000	—	—	12,000	11.33		August 27, 2010	August 26, 2020
One employee	100,000	—	100,000	—	15		October 8, 2010	October 7, 2020
One hundred and fifty-three employees as a group	236,000	78,400	92,500	65,100	15.24		November 14, 2010	November 13, 2020
Five employees as a group	32,900	14,350	4,200	14,350	13.99		March 5, 2011	March 4, 2021
Seventy-three employees as a group	353,064	82,571	130,521	139,972	9.33		May 20, 2011	May 19, 2021
Hanbing Zhang(7)	7,512	—	—	7,512	9.33		May 20, 2011	May 19, 2021
Five employees as a group	150,000	11,250	105,000	33,750	8.94		June 1, 2011	May 31, 2021
Twenty employees as a group	74,000	17,950	43,500	12,550	3.03		November 14, 2011	November 13, 2021
Employees as a group	3,833,605	1,779,849	1,334,299	719,457
Two individuals as a group	11,650	11,650	—	—	15.00	(3)	April 13, 2007	April 12, 2017
Individuals as a group	11,650	11,650	—	—
Total Options	4,728,390	2,268,227	1,334,299	1,125,864

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

(5)
Vest one year after the date of grant.

(6)
Vesting accelerated on termination.

(7)
The wife of Dr. Shawn Qu, our founder, chairman, president and chief executive officer.

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

Restricted Share Units

        The following table summarizes, as of March 31, 2014, the restricted share units granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted share units to our independent directors. The restricted share units granted on May 8, 2011 vested on the anniversary of the date of grant. The other restricted share units granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant.

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011	May 7, 2021
	13,706	(2)	6,853	—	May 20, 2011	May 19, 2021
	75,075	(2)	37,537	—	March 16, 2012	March 15, 2022
	67,024	(2)	16,756	—	March 9, 2013	March 8, 2023
Directors as a group	161,959		67,300	—
Executive Officers
Michael G. Potter	42,868	(2)	21,434	—	July 20, 2011	July 19, 2021
	45,045	(2)	22,522	—	March 16, 2012	March 15, 2022
	40,214	(2)	10,053	—	March 9, 2013	March 8, 2023
Guangchun Zhang	80,000	(2)	20,000	—	March 9, 2013	March 8, 2023
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011	May 7, 2021
	8,224	(2)	4,112	—	May 20, 2011	May 19, 2021
	45,045	(2)	22,522	—	March 16, 2012	March 15, 2022
	40,214	(2)	10,053	—	March 9, 2013	March 8, 2023
Charles (Xiaoshu) Bai	20,000		—	—	September 9, 2013	September 8, 2023
Executive Officers as a group	324,174		113,260	—
Employees
Nine employees as a group	13,844	(1)	10,768	3,076	May 8, 2011	May 7, 2021
One hundred and seventy-four employees as a group	423,801	(2)	170,167	123,372	May 20, 2011	May 19, 2021
One hundred and forty-seven employees as a group	1,125,044	(2)	452,628	290,513	March 16, 2012	March 15, 2022
Four employees as a group	43,000	(2)	4,500	25,000	May 6, 2012	May 5, 2022
Three employees as a group	30,000	(2)	7,500	—	Aug 16, 2012	Aug 15, 2022
Two employees as a group	16,006	(2)	4,001	—	Aug 17, 2012	Aug 16, 2022
One hundred and thirty-eight employees as a group	916,223	(2)	199,390	118,580	March 9, 2013	March 8, 2023
One employee	20,000	(2)	—	—	June 16, 2013	June 15, 2023
Thirteen employees as a group	19,655	(2)	—	756	August 10, 2013	August 9, 2023
seven hundred and forty-eight employees as a group	126,036	(4)	126,036	—	August 11, 2013	August 10, 2023
One employee	10,000	(2)	2,500	—	August 17, 2013	August 16, 2023
Four employees as a group	5,933	(2)	—	1,047	November 8, 2013	November 7, 2023
One employee	1,040	(2)	—	—	November 25, 2013	November 24, 2023
Hanbing Zhang(3)	1,538	(1)	1,538	—	May 8, 2011	May 7, 2021
	5,482	(2)	2,741	—	May 20, 2011	May 19, 2021
	21,021	(2)	10,510	—	March 16, 2012	March 15, 2022
	18,767	(2)	4,692	—	March 9, 2013	March 8, 2023
Employees as a group	2,797,390		996,971	562,344
Total Restricted Share Units	3,283,523		1,177,531	562,344

(1)
Vest over a one-year period from the date of grant.

(2)
Vest over a four-year period from the date of grant.

(3)
The wife of Dr. Shawn Qu, our founder, chairman, president and chief executive officer.

(4)
Vest immediately upon the date of grant.

C.    Board Practices

        In 2013, our board of directors held six meetings and passed 13 resolutions by unanimous written consent.

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

        In 2013, our audit committee held seven meetings, and passed one resolution by unanimous written consent.

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

        In 2013, our compensation committee held six meetings and passed five resolutions by unanimous written consent.

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

        In 2013, our nominating and corporate governance committee held four meetings and passed no resolution by unanimous written consent.

Interested Transactions

        Under the CBCA, a director or officer of a corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose to the corporation in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest in accordance with the requirements of the CBCA. A director may vote on any resolution in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to remuneration as a director, officer, employee or agent of the corporation or an affiliate; (ii) one for indemnity or insurance in favor of directors and officers; or (iii) one with an affiliate. In 2013, we did not enter into any interested transactions other than those described in this "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Remuneration and Borrowing

        Our directors may determine the remuneration to be paid to them. The compensation committee will assist the directors in reviewing and approving the compensation structure for our directors. Our directors may, without authorization of the shareholders (i) borrow money on our credit, (ii) issue, reissue, sell, pledge or hypothecate debt obligations of ours, (iii) give a guarantee on our behalf to secure performance of an obligation of any person, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of ours, owned or subsequently acquired, to secure any obligation of ours.

Qualification

        There is no shareholding qualification for directors.

Employment Agreements

        We have entered into employment agreements with each of our executive officers.

        All of the employment agreements with our executive officers are for an indefinite term. Under the employment agreements, we may terminate an executive officer's employment at any time for cause without notice and for any other reason by giving written notice of termination to the executive officer. An executive officer may terminate his employment at any time by giving 30 or 60 days' notice of termination to us. If we terminate an executive officer's employment for any reason other than cause, or the executive officer terminates his employment for good reason, the executive officer is entitled to continue to receive his salary for a period of six or twelve months following the termination of his employment provided that he continues to comply with his confidentiality, inventions and non-competition obligations described below.

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

Indemnification of Directors and Officers

        Under the CBCA and pursuant to our by-laws, we may indemnify any present or former director or officer or an individual who acts or has acted at our request as a director or officer, or an individual acting in a similar capacity, of another corporation or entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with us or other entity, provided that the director or officer acted honestly and in good faith with a view to our best interests, or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at our request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from us as a matter of right if the court or other competent authority has judged that he or she has not committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

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

        Our directors and officers are covered by directors' and officers' insurance policies.

D.    Employees

        As of December 31, 2011, 2012 and 2013, we had 9,087, 7,020 and 7,736 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2013.

	As of December 31, 2013
	Number of Employees	Percentage of Total
Manufacturing	6,385	82.5%
General and administrative	906	11.8%
Research and development	163	2.1%
Sales and marketing	282	3.6%

Total	7,736	100%

        As of December 31, 2013, we had 3,140 employees at our facilities in Suzhou, 2,933 employees at our facilities in Changshu, 856 employees at our facilities in Luoyang, and 807 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, South Korea, Hong Kong, India, the Philippines, the Americas and the EU (which includes Germany, Italy and France). Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2014, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

        The calculations in the table below are based on the 54,770,160 common shares outstanding, as of March 31, 2014.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:(2)
Shawn (Xiaohua) Qu(3)	13,308,159	24.2%
Robert McDermott(4)	120,500	*
Lars-Eric Johansson(5)	51,600	*
Harry E. Ruda(6)	23,300	*
Michael G. Potter(7)	154,813	*
Guangchun Zhang(8)	10,861	*
Yan Zhuang(9)	250,173	*
Charles (Xiaoshu) Bai(10)	6,500	*
All Directors and Executive Officers as a Group	13,925,906	25.2%

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

(3)
Includes 13,189,867 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu, 113,496 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2014, 4,796 shares issuable upon vesting of restricted share units held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2014.

(4)
Includes 4,000 common shares directly held by Mr. McDermott and 116,500 common shares issuable upon exercise of options held by Mr. McDermott within 60 days from March 31, 2014.

(5)
Includes 5,000 common shares directly held by Mr. Johansson and 46,600 common shares issuable upon exercise of options held by Mr. Johansson within 60 days from March 31, 2014.

(6)
Includes 23,300 common shares issuable upon exercise of options held by Mr. Ruda within 60 days from March 31, 2014.

(7)
Includes 61,613 common shares directly held by Mr. Potter and 93,200 common shares issuable upon exercise of options held by Mr. Potter within 60 days from March 31, 2014.

(8)
Includes 10,861 common shares directly held by Mr. Zhang.

(9)
Includes 222,000 common shares directly held by Mr. Zhuang, 26,117 common shares issuable upon exercise of options held by Mr. Zhuang within 60 days from March 31, 2014 and 2,056 shares issuable upon vesting of restricted share units within 60 days from March 31, 2014.

(10)
Includes 6,500 common shares directly held by Mr. Bai.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.    Related Party Transactions

Guarantees and Loans

        Dr. Shawn Qu fully guaranteed a one-year RMB1,520 million, RMB1,001 million and RMB 1,866 million (US$308.2 million) loan facilities from Chinese commercial banks in 2011, 2012 and 2013, respectively. Amounts drawn down from the facilities as at December 31, 2012 and 2013 were $66,349,563 and $30,167,927, respectively. As at December 31, 2013, Dr. Shawn Qu also full guaranteed a one-year RMB25 million loan facility from a financial institution.

        In May, June and August 2013, Dr. Shawn Qu, our chairman, president and chief executive officer, loaned our company an aggregate of $13.0 million at an interest rate of 4.27%. The purpose of the loans was to fund the operations of Canadian Solar International Ltd. We repaid the loans, including interest of approximately $0.2 million, in November and December, 2013. As of December 31, 2013, we had no outstanding borrowings from Dr. Shawn Qu.

Sales and purchase contracts with affiliates

        In 2013, we sold solar modules to Gaochuangte, a company in which we own a 40% interest, in the amount of RMB100.9 million ($16.4 million).

        In 2013, we paid RMB448.8 million ($72.5 million) to Gaochuangte for EPC services related to our solar power projects. These amounts were recorded in project assets.

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

Legal and Administrative Proceedings

  SEC subpoenas

        In 2010, we received two subpoenas from the SEC requesting documents relating to, among other things, certain sales transactions in 2009 and whether those transactions potentially impacted the guidance issued by us in advance of our follow-on offering in October 2009. As part of its investigation, the SEC requested that we voluntarily provide certain documents and other information. We have been fully cooperating with the SEC and are in ongoing, and recent, communications with the SEC regarding its investigation into potential violations of U.S. securities laws, including any potential claims the SEC might bring under Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We cannot predict the outcome of the SEC's investigation. If we are unable to agree to a satisfactory resolution with the SEC, the SEC could issue a Wells notice to us and one or more of our officers asking us and one or more of our officers to provide a submission detailing why we believe an enforcement action should not be pursued. Furthermore, the SEC could pursue various actions, including enforcement actions alleging violations of a broad array of securities laws against us or any of our officers and directors, and seeking remedies, including disgorgements, penalties, fines, injunctive relief, a cease and desist order, limitations or a bar on the service of directors or officers, and other sanctions under U.S. securities laws. See "Risk Factors—Risks Related to Our Company and Our Industry—We face risks related to an ongoing SEC investigation."

  Class Action Lawsuits

        Following the two subpoenas from the SEC in 2010, six class action lawsuits were filed in the United States District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the United States District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that our financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names us, our chief executive officer and our former chief financial officer as defendants. We filed our motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. On March 29, 2013, the Court dismissed with prejudice a class action lawsuit filed against us and certain named defendants alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The court found that the plaintiffs failed to adequately allege a securities law violation and granted our motion to dismiss all claims against all defendants with prejudice. On December 20, 2013, the U.S. Court of Appeals for the Second Circuit affirmed the district court's order dismissing such class action lawsuit.

        In addition, a similar class action lawsuit was filed against us and certain of our executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that our financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the Canada Business Corporations Act, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, we filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The court dismissed our motion on August 29, 2011. On March 30, 2012, the Ontario Court of Appeal denied our appeal with regard to our jurisdictional motion. On November 29, 2012, the Supreme Court of Canada denied our application for leave to appeal the order of the Ontario Court of Appeal. The plaintiff's motions for class certification and leave to assert the statutory cause of action under the Ontario Securities Act were served in January 2013 and initially scheduled for argument in the Ontario Superior Court of Justice in June 2013. However, the plaintiff's motions were adjourned in view of the plaintiff's decision to seek an order compelling us to file additional evidence on the motions. On July 29, 2013 the Court dismissed the plaintiff's motion to compel evidence. On September 24, 2013, the plaintiff's application for leave to appeal from the July 29 order was dismissed. The plaintiff has yet to apply for new court dates for the argument of its motions. The plaintiff's motions have now been scheduled for hearing in July 2014. We believe the Ontario action is without merit and we are defending it vigorously.

  LDK

        In July 2010, CSI Cells filed a request for arbitration against LDK with the CIETAC Shanghai Branch. In its arbitration request, CSI Cells asked that LDK refund (1) an advance payment of RMB10.0 million that it had made to LDK pursuant to a three-year wafer supply agreement between CSI Cells and LDK entered into in October 2007 and (2) two advance payments totaling RMB50.0 million that CSI Cells had made to LDK pursuant to two ten-year supply agreements between CSI Cells and LDK entered into in June 2008. The first hearing was held in October 2010, during which CSI Cells and LDK exchanged and reviewed the evidence. After the first hearing, LDK counterclaimed against CSI Cells, seeking (1) forfeiture of the three advance payments totaling RMB60.0 million that CSI Cells had made to LDK pursuant to the October 2007 and June 2008 agreements; (2) compensation of approximately RMB377.0 million or the loss due to the alleged breach of the June 2008 agreements by CSI Cells; (3) a penalty of approximately RMB15.2 million due to the alleged breach of the June 2008 agreements by CSI Cells; and (4) arbitration expenses up to RMB4.7 million. The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011. In December of 2012, CIETAC Shanghai Branch awarded RMB248.9 million plus RMB2.2 million in arbitration expenses in favor of LDK in relation to the wafer supply contracts we entered into with LDK, including RMB60.0 million previously paid deposits. CIETAC Shanghai Branch determined that we had no legal grounds to cancel the long-term supply agreements. In February 2013, LDK filed for enforcement proceedings against us with the Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award, after which LDK initiated additional proceedings against us in the Xinyu Intermediate People's Court, Jiangxi Province, or the Xinyu Intermediate Court, claiming that our rights to the initial deposits had been forfeited. On November 29, 2013, the Suzhou Intermediate Court vacated its decision of May 2013, or the May Decision, to dismiss a request by LDK, to enforce an arbitration award against us made by the former Shanghai branch of the China International Economic and Trade Arbitration Commission in favor of LDK in the amount of RMB248.9 million ($41.1 million) relating to certain wafer supply contracts entered into between us and LDK in October 2007 and June 2008, and ruled that the case be re-adjudicated. This decision followed a request for re-adjudication issued by the Jiangsu Provincial High Court, which reviewed the May Decision and ordered the Suzhou Intermediate Court to retry the case on the grounds that its May Decision was based on insufficient legal grounds. We expect the Suzhou Intermediate Court to retry this case in May 2014. If the Suzhou Intermediate Court reverses the May Decision, we may be liable for a payment of RMB191.2 million ($31.6 million) to LDK. We have not made a provision for this amount. Xinyu Intermediate Court, on October 18, 2013, postponed a related proceeding demanding we forfeit deposits of RMB25 million and RMB35 million paid to LDK in conjunction with the 2007 and 2008 supply contracts. The Xinyu Intermediate Court suspended its proceedings pending the outcome of the Suzhou Intermediate Court's re-examination of the May Decision.

        In March 2014, LDK filed an application for arbitration with CIETAC, seeking (1) compensation of RMB530.0 million ($87.5 million) for economic losses (including losses of potential profits) caused by the alleged breach of the June 2008 agreements; (2) attorney fees of RMB1.2 million ($0.2 million); and (3) arbitration expenses. CIETAC sent the Notice of Arbitration to us on April 8, 2014 to which we plan to make a timely response. The claims stated in the new application for arbitration overlap with the previous action that CIETAC Shanghai Branch has already decided upon, and which the Suzhou Intermediate Court refused to enforce. We believe that we will succeed in persuading CIETAC to postpone consideration of the new application for arbitration until the Suzhou Intermediate Court issues its decision.

        We dispute the merits of the proceedings brought against us by LDK and will defend ourselves vigorously against these claims.

  U.S. Anti-dumping and Countervailing Duty Investigation

        In October 2011, a trade action was filed with the USDOC and the USITC by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on CSPV cells imported from China. The USDOC and the USITC investigated the validity of these claims. We were identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. We also have affiliated U.S. operations that import the subject goods from China.

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on CSPV cells imported into the U.S. from China, whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all cash deposits due as a result of these determinations. The rates at which duties will be assessed and payable is subject to ongoing administrative reviews pursuant to a request by SolarWorld AG and may differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the United States, thus adversely affecting our export sales to the United States, which is one of our growing markets. A number of parties have challenged rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on those appeals are not expected before the end of 2014.

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action at the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions are those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. The USDOC and the USITC are investigating the validity of these claims. The USITC completed its preliminary phase investigation on February 14, 2014, and the USDOC's preliminary phase investigations are ongoing, with decisions currently expected in June. We were identified as one of a number of Chinese producers exporting subject goods to the U.S. market. We also have affiliated U.S. operations that import goods subject to these new investigations.

  European Anti-dumping and Anti-Subsidy Investigations

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association including SolarWorld AG, the European Commission initiated an anti-dumping investigation concerning imports into the EU of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these products. In each investigation, we were identified as one of a number of Chinese exporting producers of these products to the EU market. We also have affiliated EU operations that import these products from China.

        Definitive anti-dumping duties and definitive countervailing measures were imposed on December 6, 2013. However, under the terms of an undertaking entered into with the European Commission, duties are not payable on our products sold into the EU, so long as we respect a volume ceiling and minimum price arrangement set forth in that undertaking, and until the measures expire or the European Commission withdraws the undertaking.

  Indian Anti-dumping Investigation

        In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States and Malaysia. The scope of the Indian complaint includes thin-film and CSPV cells and modules, as well as "glass and other suitable substrates." The period of investigation is from January 1, 2011 to June 30, 2012. We completed and submitted a "sampling questionnaire" and were chosen by the Indian authorities to be a sampled company. We submitted the data and our submitted data was subject to on-site verification by the Indian authorities from March 22, 2014 to March 26, 2014. The last stage of the investigation is the issuance of the final findings, which are due by the end of May 2014. This document will set forth its conclusions on product, dumping, injury and causal link, along with recommendations for any anti-dumping duties.

Dividend Policy

        We have never declared or paid any dividends on our common shares, nor do we have any present plan to declare or pay any dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

        Our board of directors has complete discretion on whether to pay dividends, subject only to the requirements of the CBCA. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations, earnings, capital requirements, surplus, general financial condition, contractual restrictions, and other factors that our board of directors may deem relevant.

B.    Significant Changes

        Between January 1, 2014 and March 31, 2014, an additional 7,175 options and 500,877 restricted share units granted under the Plan vested.

        Except as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details

        Our common shares have been listed on NASDAQ under the symbol "CSIQ" since November 9, 2006. The following table sets forth the high and low trading prices for our common shares on the NASDAQ for the periods indicated.

	Trading Price
	High	Low
	$	$
Annual Highs and Lows
2009	30.51	3.00
2010	33.68	8.99
2011	16.79	2.07
2012	4.74	1.95
2013	33.25	3.12
Quarterly Highs and Lows
First Quarter 2012	4.74	2.68
Second Quarter 2012	3.84	2.61
Third Quarter 2012	4.05	2.47
Fourth Quarter 2012	3.59	1.95
First Quarter 2013	5.15	3.12
Second Quarter 2013	11.61	3.16
Third Quarter 2013	17.71	10.55
Fourth Quarter 2013	33.25	16.76
First Quarter 2014	44.50	29.52
Monthly Highs and Lows
2013
October	25.56	16.76
November	33.25	23.92
December	31.82	26.10
2014
January	43.60	29.60
February	44.50	33.80
March	43.80	29.52
April (through April 25)	34.38	23.01

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our common shares have been listed on the Nasdaq since November 9, 2006 under the symbol "CSIQ."

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

E.    Taxation

  Material Canadian Federal Tax Considerations

  General

        The following summary is of the material Canadian federal tax implications applicable to a holder, or a U.S. Holder, who holds our common shares and who, at all relevant times, for purposes of the Income Tax Act (Canada), or the Canadian Tax Act (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such U.S. Holder has held or holds the common shares; (ii) holds the common shares as capital property and as beneficial owner; (iii) deals at arm's length with and is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on a business in Canada; (v) did not acquire the common shares in respect of, in the course of or by virtue of employment with our company; (vi) did not acquire the common shares as part of a transaction or event or series of transaction or events so as to cause the foreign affiliate dumping rules in section 212.3 of the Canadian Tax Act to apply; (vii) is not a "specified shareholder" of the company as defined in subsection 18(5) of the Canadian Tax Act; (viii) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (ix) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended, or the Convention, who is fully entitled to the benefits of the Convention; and (x) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such U.S. Holder has held or holds the common shares. Special rules, which are not addressed in this summary, may apply to a

U.S. Holder that is a "registered non-resident insurer" or "authorized foreign bank," as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.

        This summary assumes that the Company is a resident of Canada for purposes of the Canadian Tax Act. Should it be determined that the Company is not a resident of Canada for purposes of the Canadian Tax Act by virtue of being resident in another country (such as the PRC) by virtue of the application of an income tax convention between Canada and that other country, the Canadian income tax consequences to a U.S. Holder will differ from those described herein and U.S. Holders should consult their own tax advisors.

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

  Dividends

        Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited, on account or in lieu of payment, or in satisfaction of, dividends to a U.S. Holder that has provided the requisite documentation regarding its entitlement to benefits under the Convention will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. Holder that is a company for purposes of the Convention that owns at least 10% of our voting shares at the time the dividend is paid or deemed to be paid. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the United States and that have complied with certain administrative procedures may be exempt from Canadian withholding tax.

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

        Under the Canadian Tax Act, if the common shares are not otherwise deemed under the Canadian Tax Act to be "taxable Canadian property," the common shares will constitute "taxable Canadian property" to a U.S. Holder at the time of a disposition only if (i) the common shares derive within the previous 60 months more than 50% of their value from Canadian real or immovable property (including options or interests therein), or the real property threshold. Where the common shares meet the real property threshold and are also listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq), then the common shares will be taxable Canadian property only if an additional ownership test is met, i.e. within the previous 60 month period immediately preceding the disposition of the common shares the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock (the "ownership threshold"). Where the common shares constitute "taxable Canadian property" under the Canadian Tax Act, capital gains on their disposition may still be exempt from Canadian income tax by virtue of the Convention unless, at the time of the disposition, the common shares derive their value principally from real property situated in Canada within the meaning of the Convention.

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

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to "qualified dividend income," provided (1) either (a) the common shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, common shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our common shares. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our common shares.

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

  Passive Foreign Investment Company

        Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

        A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014 or any future taxable year. Because the value of our assets for purposes of the PFIC test generally will be determined by reference to the market price of our common shares, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

        The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the common shares continue to be listed on the Nasdaq and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        We previously filed with the SEC our registration statements on Form F-1 (File Number 333-138144), initially filed on October 23, 2006, and registration statements on Form F-3 (File Number 333-189895), initially filed on July 11, 2013.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        The majority of our sales in 2013 are denominated in Japanese yen, U.S. dollars and Canadian dollars, with the remainder in other currencies such as Renminbi, Euros and British pounds, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates, particularly between the U.S. dollar, Euro, Renminbi, Canadian dollar and Japanese yen, may result in fluctuations in foreign exchange gains or losses. As of December 31, 2013, we held $280.7 million in accounts receivable, of which $98.5 million were denominated in Japanese yen. Had we converted all Japanese yen denominated accounts receivable into Japanese yen at Japanese yen 105.2757 for $1.00, the exchange rate as of December 31, 2013, our Japanese yen denominated accounts receivable would have been Japanese yen 10,369.7 million as of December 31, 2013. Assuming the Japanese yen depreciates by a rate of 10.0% to an exchange rate of Japanese yen 115.8033 for $1.00, we would record a loss in fair value of accounts receivable of $9.0 million.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. We incurred a loss on change in foreign currency derivatives of $5.8 million and $4.4 million in 2011 and 2012, respectively, while we recorded a gain on change in foreign currency derivatives of $10.8 million in 2013. The gains or losses on change in foreign currency derivatives are related to our hedging program. We incurred a foreign exchange loss of $40.0 million, $10.7 million and $51.5 million in 2011, 2012 and 2013, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

        As of December 31, 2013, we had forward contracts of the U.S. dollar against the Renminbi with notional amount of $251.0 million outstanding. Assuming a 10.0% appreciation of the U.S. dollar against the Renminbi, the mark-to-market gain of our outstanding forward contracts of the U.S. dollar against the Renminbi would have decreased by approximately $25.1 million as of December 31, 2013.

        Our financial statements are expressed in U.S. dollars, while some of our subsidiaries use different functional currencies, such as the Renminbi, Euro, Canadian dollar and Japanese yen. The value of your investment in our common shares will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollars will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. These and other effects on our financial conditions resulting from the unfavorable changes in foreign currency exchange rates could have a material adverse effect on the market price of our common shares, the dividends we may pay in the future, and your investment.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to interest expense under our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        The following "use of proceeds" information relates to the registration statement on Form F-3 (File number: 333-189895) for our registration of common shares, preferred shares, debt securities and warrants for a maximum aggregate offering price of $200 million. This registration statement was declared effective by the SEC on August 13, 2013. Between August 15, 2013 and September 11, 2013, we sold 3,772,254 of our common shares at an average price of $13.25 per share through an at-the-market offering, raising approximately $50.0 million in gross proceeds. We completed the at-the-market offering on September 11, 2013. The common shares were offered through Credit Suisse as sales agent. We received net proceeds of approximately $48.0 million from the offering after deducting the sales agent's commissions and offering expenses.

        In February 2014, we completed an offering of our common shares and convertible senior notes. Pursuant to the offering, we sold 3,194,700 common shares at a price of $36.00 per share and sold $150 million aggregate principal amount of 4.25% convertible senior notes. We received aggregate net proceeds of approximately $255.7 million from these offerings, after deducting discounts and commissions, but before offering expenses. Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, and Nomura Securities International, Inc. acted as joint book-running managers for the common shares offering.

        As of March 31, 2014, approximately $134 million of the net offering proceeds from the sale of our common shares had been applied for the uses outlined in the registration statement and prospectuses.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

        Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2013, has also audited the effectiveness of internal control over financial reporting as of December 31, 2013.

Report of the Independent Registered Public Accounting Firm

        To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Company and our report dated April 28, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai China
April 28, 2014

Changes in Internal Controls

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Lars-Eric Johansson qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an "independent director" as defined in the Nasdaq Marketplace Rules.

ITEM 16B.    CODE OF ETHICS

        Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operations officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted our code of business conduct on our website www.canadiansolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person's written request.

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

	For the Years Ended December 31,
	2011	2012	2013
Audit fees(1)	$1,516,000	$1,483,000	$1,593,000
Audit related fees(2)	—	—	$285,000
All other fees(3)	$95,640	$65,450	$39,364

(1)
"Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements, assurance and related services. In 2011, 2012 and 2013, these were mainly for the review and audit of our consolidated financial statements.

(2)
"Audit related fees" represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees.

(3)
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
2.1
Registrant's Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.1
Amended and Restated Share Incentive Plan of the Registrant, dated September 20, 2010 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)
4.2
Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4.3
Employment Agreement between the Registrant and Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
4.4
Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)
4.5*	Indenture, dated as of February 18, 2014, between the Registrant and The Bank of New York Mellon, as the trustee
8.1*	List of Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101***
Financial information from registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

*
Filed herewith.

**
Furnished herewith.

***
XBRL-related documents are not deemed filed for purposes of section 11 of the Securities Act, or section 18 of the Exchange Act, or otherwise subject to the liabilities of these sections; are not part of any registration statement to which they relate; are not deemed incorporated by reference; are subject to all other liability and anti-fraud provisions of these Act; and are deemed filed for purposes of Item 103 of Regulation S-T.

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

Date: April 28, 2014

CANADIAN SOLAR INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China
April 28, 2014

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2013
	(In U.S. dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	141,968,182	228,249,512
Restricted cash	422,356,794	451,153,156
Accounts receivable trade, net of allowance of $47,582,217 and $38,482,827 as of December 31, 2012 and 2013, respectively	254,906,498	280,693,762
Accounts receivable, unbilled	5,229,760	13,947,396
Amounts due from related parties	9,977,177	4,688,692
Inventories	274,455,798	231,157,811
Value added tax recoverable	14,483,487	15,704,949
Advances to suppliers—current, net of allowance of $9,639,629 and $10,086,278 as of December 31, 2012 and 2013, respectively	28,997,522	42,028,270
Foreign currency derivative assets	1,350,657	7,323,422
Project assets—current	180,436,619	344,161,805
Prepaid expenses and other current assets	108,041,633	100,246,831

Total current assets	1,442,204,127	1,719,355,606
Property, plant and equipment, net	469,642,822	407,604,979
Deferred tax assets, net	39,082,498	62,950,243
Advances to suppliers—non-current, net of allowance of $28,905,858 and $29,960,552 as of December 31, 2012 and 2013, respectively	478,359	506,441
Prepaid land use rights	18,628,710	18,776,110
Investments in affiliates	26,727,589	34,070,488
Intangible assets, net	4,327,604	5,656,933
Project assets—non-current	218,710,405	160,835,796
Other non-current assets	39,510,967	43,978,760

TOTAL ASSETS	2,259,313,081	2,453,735,356

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	858,926,732	778,512,504
Accounts payable	230,495,398	280,806,420
Short-term notes payable	231,135,928	358,570,263
Amounts due to related parties	5,036,642	19,871,718
Other payables	104,782,551	101,265,606
Advances from customers	18,659,296	75,327,543
Foreign currency derivative liabilities	365,226	597,089
Other current liabilities	90,847,957	163,407,721

Total current liabilities	1,540,249,730	1,778,358,864
Accrued warranty costs	58,334,424	40,604,652
Long-term borrowings	214,562,973	151,391,572
Liability for uncertain tax positions	14,803,732	17,191,672
Deferred tax liabilities—non-current	56,151,575	24,043,648
Loss contingency accruals	28,461,085	29,698,844

TOTAL LIABILITIES	1,912,563,519	2,041,289,252

Commitments and contingencies (Note 17)
Redeemable non-controlling interests	45,166,131	10,947,783

Equity:
Common shares—no par value: unlimited authorized shares, 43,242,426 and 51,034,343 shares issued and outstanding at December 31, 2012 and 2013, respectively	502,561,705	561,241,785
Additional paid-in capital	(38,296,275)	(32,121,269)
Accumulated deficit	(224,162,124)	(192,502,848)
Accumulated other comprehensive income	50,795,529	53,911,113

Total Canadian Solar Inc. shareholders' equity	290,898,835	390,528,781
Non-controlling interests in subsidiaries	10,684,596	10,969,540

TOTAL EQUITY	301,583,431	401,498,321

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	2,259,313,081	2,453,735,356

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2011	2012	2013
	(In U.S. dollars, except share and per share data)
Net revenues:
—Non-related parties	1,879,247,942	1,284,316,201	1,637,966,032
—Related parties	19,674,164	10,513,212	16,390,032

Total net revenues	1,898,922,106	1,294,829,413	1,654,356,064

Cost of revenues
—Non-related parties	1,696,421,523	1,193,507,964	1,363,048,060
—Related parties	20,218,969	10,960,019	15,613,033

Total cost of revenues	1,716,640,492	1,204,467,983	1,378,661,093

Gross profit	182,281,614	90,361,430	275,694,971

Operating expenses:
Selling expenses	69,341,229	91,052,729	88,426,136
General and administrative expenses	86,268,786	128,826,340	44,767,586
Research and development expenses	19,838,547	12,998,122	11,684,993

Total operating expenses	175,448,562	232,877,191	144,878,715

Income (loss) from operations	6,833,052	(142,515,761)	130,816,256
Other income (expenses):
Interest expense	(43,843,586)	(53,304,640)	(46,244,456)
Interest income	8,446,647	13,359,962	11,972,758
Gain (loss) on change in foreign currency derivatives	(5,750,981)	(4,369,173)	10,764,226
Foreign exchange loss	(40,007,403)	(10,707,889)	(51,468,616)
Investment loss	—	(1,081,700)	—
Others	—	—	427,560

Other expenses, net	(81,155,323)	(56,103,440)	(74,548,528)

Income (loss) before income taxes and equity in loss of unconsolidated investees	(74,322,271)	(198,619,201)	56,267,728
Income tax (expense) benefit	(16,539,940)	5,433,410	(7,638,786)
Equity in loss of unconsolidated investees	(41,163)	(1,969,306)	(3,064,006)

Net income (loss)	(90,903,374)	(195,155,097)	45,564,936
Less: net income (loss) attributable to non-controlling interests	(99,174)	313,594	13,905,660

Net income (loss) attributable to Canadian Solar Inc.	(90,804,200)	(195,468,691)	31,659,276

Earnings (loss) per share—basic	$(2.11)	$(4.53)	$0.68
Shares used in computation—basic	43,076,489	43,190,778	46,306,739
Earnings (loss) per share—diluted	$(2.11)	$(4.53)	$0.63
Shares used in computation—diluted	43,076,489	43,190,778	50,388,284

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2011	2012	2013
	(In U.S. dollars)
Net income (loss)	(90,903,374)	(195,155,097)	45,564,936
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	17,111,083	5,505,067	1,877,848

Comprehensive income (loss)	(73,792,291)	(189,650,030)	47,442,784
Less: comprehensive income (loss) attributable to non-controlling interests	(81,857)	578,842	12,667,924

Comprehensive income (loss) attributable to Canadian Solar Inc.	(73,710,434)	(190,228,872)	34,774,860

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Equity (Deficits) Attribute to Canadian Solar Inc.	Non- Controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$
	(In U.S. dollars, except share and per share data)
Balance at January 1, 2011	42,893,044	501,145,991	(57,392,283)	62,110,767	28,461,944	534,326,419	658,058	534,984,477
Net loss	—	—	—	(90,804,200)	—	(90,804,200)	(99,174)	(90,903,374)
Foreign currency translation adjustment	—	—	—	—	17,093,766	17,093,766	17,317	17,111,083
Share-based compensation	—	—	4,060,838	—	—	4,060,838	—	4,060,838
Exercise of share options	262,723	1,256,948	—	—	—	1,256,948	—	1,256,948
Paid-in capital from non-controlling interests	—	—	—	—	—	—	467,720	467,720

Balance at December 31, 2011	43,155,767	502,402,939	(53,331,445)	(28,693,433)	45,555,710	465,933,771	1,043,921	466, 977,692
Net income (loss)	—	—	—	(195,468,691)	—	(195,468,691)	313,594	(195,155,097)
Foreign currency translation adjustment	—	—	—	—	5,239,819	5,239,819	265,248	5,505,067
Acquisition of subsidiaries	—	—	—	—	—	—	4,635,298	4,635,298
Issuance of warrant	—	—	9,849,928	—	—	9,849,928	—	9,849,928
Share-based compensation	—	—	5,185,242	—	—	5,185,242	—	5,185,242
Exercise of share options	86,659	158,766	—	—	—	158,766	—	158,766
Paid-in capital from non-controlling interests	—	—	—	—	—	—	4,426,535	4,426,535

Balance at December 31, 2012	43,242,426	502,561,705	(38,296,275)	(224,162,124)	50,795,529	290,898,835	10,684,596	301,583,431
Net income	—	—	—	31,659,276	—	31,659,276	13,905,660	45,564,936
Foreign currency translation adjustment	—	—	—	—	3,115,584	3,115,584	(1,237,736)	1,877,848
Profit distribution to a non-controlling interest	—	—	—	—	—	—	(219,464)	(219,464)
Issuance of ordinary shares, net of issuance costs	3,772,254	47,887,377	—	—	—	47,887,377	—	47,887,377
Share-based compensation	—	—	6,175,006	—	—	6,175,006	—	6,175,006
Exercise of share options	4,019,663	10,792,703	—	—	—	10,792,703	—	10,792,703
Disposal of project companies	—	—	—	—	—	—	(12,163,516)	(12,163,516)

Balance at December 31, 2013	51,034,343	561,241,785	(32,121,269)	(192,502,848)	53,911,113	390,528,781	10,969,540	401,498,321

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2011	2012	2013
	(In U.S. dollars)
Operating activities:
Net income (loss)	(90,903,374)	(195,155,097)	45,564,936
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	56,117,280	81,398,470	80,821,241
Loss on disposal of property, plant and equipment	1,223,163	1,991,098	3,612,581
Impairment loss of property, plant and equipment	—	—	3,664,556
(Gain) loss on change in fair value of derivatives	5,750,981	4,369,173	(10,764,226)
Investment loss	—	1,081,700	—
Equity in loss of unconsolidated investees	41,163	1,969,306	3,064,006
Allowance for doubtful accounts	23,156,857	43,611,217	(975,083)
Write-down of inventories	8,456,260	3,085,529	714,558
Impairment loss of project assets	—	—	1,557,734
Provision for firm purchase commitment	10,610,410	—	—
Amortization of discount on debt	44,485	49,699	—
Share-based compensation	4,060,838	5,185,242	6,175,006
Changes in operating assets and liabilities:
Accounts receivable trade	(103,748,565)	(6,983,739)	(11,813,937)
Accounts receivable, unbilled	(51,370,820)	46,425,858	(9,167,246)
Amounts due from related parties	(18,135,684)	9,904,520	5,288,485
Inventories	(28,798,943)	3,960,749	34,666,540
Value added tax recoverable	28,508,062	2,303,949	(1,404,821)
Advances to suppliers	13,458,006	(17,898,461)	(5,747,309)
Project assets	(37,133,068)	(300,679,763)	(152,870,686)
Prepaid expenses and other current assets	(2,969,210)	(70,614,891)	(2,333,059)
Other non-current assets	(9,257,048)	(24,406,669)	(4,420,130)
Accounts payable	52,435,834	56,238,301	44,231,082
Short-term notes payable	118,154,508	99,114,001	117,707,136
Amounts due to related parties	484,649	2,015,133	14,492,053
Other payables	20,699,554	36,910,195	(2,602,763)
Advances from customers	56,706,824	(46,127,125)	51,356,621
Other current liabilities	(744,073)	59,188,516	14,748,130
Accrued warranty costs	15,737,987	11,334,395	(19,199,011)
Provision for firm purchase commitment	(27,862,017)	—	—
Prepaid land use rights	229,241	(4,760,904)	396,642
Liability for uncertain tax positions	840,611	2,502,791	2,494,913
Deferred taxes	(4,632,976)	48,851,188	15,142,480
Loss contingency accruals	27,862,017	—	—
Settlement of foreign currency derivatives	(8,898,838)	(2,623,318)	5,148,195

Net cash provided by (used in) operating activities	60,124,114	(147,758,937)	229,548,624

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2011	2012	2013
	(In U.S. dollars)
Investing activities:
Decrease (increase) in restricted cash	23,614,897	(243,137,142)	(10,098,916)
Payment to acquire subsidiaries	(6,104,823)	—	—
Investment in affiliates	(5,667,627)	(3,428,751)	(4,278,361)
Proceeds from disposal of investment	—	555,475	—
Purchase of property, plant and equipment	(205,419,189)	(60,481,021)	(23,131,549)

Net cash used in investing activities	(193,576,742)	(306,491,439)	(37,508,826)

Financing activities:
Proceeds from short-term borrowings	1,808,463,199	791,596,176	768,381,191
Repayment of short-term borrowings	(1,721,463,494)	(692,071,052)	(1,073,502,793)
Proceeds from long-term borrowings	89,023,852	143,965,319	149,831,368
Profit distribution to a non-controlling interest	—	—	(219,464)
Payment to non-controlling interests for sales of project companies	—	—	(8,070,699)
Gross proceeds from issuance of common shares	—	—	50,000,000
Issuance costs paid for common shares offering	—	—	(2,112,623)
Capital contribution from non-controlling interests	467,720	4,426,535	—
Payment for repurchase of convertible senior notes	—	(1,000,000)	—
Proceeds from issuance of warrant	—	2,500,000	—
Proceeds from exercise of stock options	1,256,948	158,766	10,792,703

Net cash provided by (used in) financing activities	177,748,225	249,575,744	(104,900,317)

Effect of exchange rate changes	11,047,381	2,648,135	(858,151)

Net increase (decrease) in cash and cash equivalents	55,342,978	(202,026,497)	86,281,330
Cash and cash equivalents at the beginning of the year	288,651,701	343,994,679	141,968,182
Cash and cash equivalents at the end of the year	343,994,679	141,968,182	228,249,512

Supplemental disclosure of cash flow information:
Interest paid	46,345,299	57,914,890	64,984,287
Income taxes paid	30,929,617	9,698,512	23,812,986
Supplemental schedule of non-cash activities:
Amounts due from disposal of subsidiaries or affiliates included in prepaid expenses and other current assets	714,182	715,934	136,917
Amounts due to non-controlling interests for sales of project companies included in payables	—	—	4,092,817
Property, plant and equipment costs included in other payables	36,495,522	16,814,481	14,056,550
Module contribution in exchange for non-controlling interests in affiliates	—	15,874,847	5,791,202

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") design, develop, and manufacture solar wafers, cells and solar power products. In recent years, the Company has increased investment in, and management attention on its total solutions business, which consists primarily of solar power project development, EPC services, O&M services and sales of solar system kits. As of December 31, 2013, major subsidiaries of CSI are included in Appendix 1.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of presentation

        The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

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

        As of December 31, 2013, the Company had cash and cash equivalents of $228,249,512, restricted cash of $451,153,156 and bank borrowings due within one year of $778,512,504. The Company's current liabilities exceeded current assets by $59,003,258. For the year ended December 31, 2013, the Company experienced positive operating cash flow of $229,548,624. In February 2014, the Company closed an offering of 3,194,700 common shares and a concurrent offering of $150 million in convertible senior notes. The Company received net proceeds of approximately $255.7 million from these offerings, after deducting discounts and commissions but before offering expenses. The Company has carried out a review of its cash flow forecast of the year ended December 31, 2014. Although no assurance can be given, the Company believes that it will be able to fully execute its business plans and to renew substantially all its existing bank borrowings as they become due if needed. Based on the above factors, the Company believes that adequate sources of liquidity will exist to fund its working capital and capital expenditures requirements and to meet its short-term debt obligations and other liabilities and commitments as they become due.

(b)   Basis of consolidation

        The consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has a controlling financial interest. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. The Company evaluates each of its interest in private companies to determine whether or not the investee is a variable interest entity ("VIE"). If the Company demonstrates it both has (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

significant to the VIE, then the entity is consolidated. The Company has not consolidated any VIEs as of or during any of the periods presented. All intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

(c)   Use of estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include revenue recognition for sales of solar power projects and EPC services accounted for under the percentage-of-completion method, estimated sales returns, allowance for doubtful accounts receivable and advances to suppliers, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, accrual for warranty and the recognition of the benefit from the purchased warranty insurance, fair value of foreign currency derivatives, accrual for uncertain tax positions, tax valuation allowances, and the grant-date fair value of share-based compensation awards and related forfeiture rates.

(d)   Cash and cash equivalents and restricted cash

        Cash and cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when acquired.

        Restricted cash represents amounts held by banks, which are not available for the Company's general use, as security for issuance of letters of credit, short term notes payable and bank borrowings. Upon maturity of the letters of credit, repayment of short-term notes payable or bank borrowings which generally occur within one year, the deposits are released by the bank and become available for general use by the Company.

(e)   Accounts receivable, unbilled

        Accounts receivable, unbilled represents revenue that has been recognized in advance of billing the customer. The Company uses the percentage-of-completion method to recognize revenue from EPC services and sales of solar power projects when all relevant revenue recognition criteria have been met. Under this accounting method, revenue may be recognized in advance of billing the customer, which results in the recording of accounts receivable, unbilled. Once the Company meets the billing criteria under such contract, it bills the customer and reclassifies the unbilled balance to accounts receivable trade. Billing requirements vary by contract, but are generally structured around completion of certain construction milestones.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)    Allowance for doubtful receivables

        The Company began purchasing insurance from China Export & Credit Insurance Corporation ("Sinosure") since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable, trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by Sinosure. At the time the claim is made to Sinosure, the Company records a receivable from Sinosure equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from Sinosure in prepaid expenses and other current assets of $5,337,282, $9,515,899 and $451,898 as of December 31, 2011, 2012 and 2013, respectively and a corresponding reduction in bad debt expense.

(g)   Advances to suppliers

        The Company makes prepayments to certain suppliers and such amounts are recorded in advances to suppliers in the consolidated balance sheets. Advances to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current assets and the portion expected to be utilized after twelve months are classified as non-current assets in the consolidated balance sheets.

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

        The Company outsources portions of its manufacturing process. These outsourcing arrangements may or may not include transfer of title of the raw material inventory to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company's consolidated balance sheets as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt, processed inventory is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.

        For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements, which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received, which is classified as "advances from customers" on the consolidated balance sheets and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayment for repurchase of the processed inventory, are

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

classified as "advances to suppliers" on the consolidated balance sheets. There is no right of offset for these arrangements and accordingly, "advances from customers" and "advances to suppliers" remain on the consolidated balance sheets until the processed inventory is repurchased.

        On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision, which requires the Company to pay for committed volumes regardless of whether the Company actually acquires the materials. The Company evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The Company records the expected loss only as it relates to the succeeding year, as it is unable to reasonably estimate future market prices beyond one year, in cost of revenues in the consolidated statements of operations.

(i)    Project assets

        Project assets consist primarily of direct costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power projects. A project asset is initially recorded at the actual cost. For a self-developed project asset, the actual cost capitalized is the amount of the expenditure incurred for the application of the feed-in tariff ("FIT") or other similar contracts, permits, consents, construction costs, interest costs capitalized, and other costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition costs. Project assets consist of the following at December 31, 2012 and 2013, respectively:

	At December 31, 2012	At December 31, 2013
	$	$
Project assets—Acquisition cost	275,423,447	244,636,069
Project assets—EPC and other cost	123,723,577	260,361,532

Total project assets	399,147,024	504,997,601

Current portion	180,436,619	344,161,805
Non-current portion	218,710,405	160,835,796

        The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. The Company recorded impairment charges for project assets of nil, nil and $1,557,734 for the years ended December 31, 2011, 2012 and 2013, respectively.

        Project assets expected to be sold within twelve months as of each balance sheet date are recorded as current assets and project assets expected to be sold after twelve months are recorded as non-current assets in the consolidated balance sheets. The cash flows associated with the acquisition, construction, and sale of projects assets are classified as operating activities in the consolidated statements of cash flows. Project assets are often held in separate legal entities which are formed for the special purpose of constructing the project assets, which the Company refers to as "project companies". The Company consolidates project companies as described in note (b) above. In 2013, the cash paid to the non-controlling interest in connection with disposal of such project companies was recorded as a financing activity in the consolidated statement of cash flows.

        The Company did not depreciate the project assets. If circumstances change, and the Company begins to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to property, plant and equipment.

(j)    Business combination

        Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(k)   Assets acquisition

        When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets' carrying amounts on the Company's books. The costs of asset acquisitions generally include the direct transaction costs of the asset acquisition. If the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

(l)    Property, plant and equipment

        Property, plant and equipment is recorded at cost less accumulated depreciation. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs, including

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

interest costs capitalized during the period the asset is brought to its working condition and location for its intended use. The Company expenses repair and maintenance costs as incurred.

        Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

        Costs incurred in constructing new facilities, including progress payments, capitalized interests and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.

        For property, plant and equipment that has been placed into service, but is subsequently idled temporarily, the Company continues to record depreciation expense during the idle period. The Company adjusts the estimated useful life of the idled assets if the estimated useful life has changed.

(m)  Intangible assets

        Intangible assets primarily represent the technical know-how and computer software purchased from third parties. Intangible assets are recorded at fair value at the time of acquisition less accumulated amortization, if applicable. Amortization is recorded according to the following table on a straight-line basis for all intangible assets:

Technical know-how	10 years
Computer software	1-10 years

(n)   Prepaid land use rights

        Prepaid land use rights represent amounts paid for the Company's lease for the use right of lands located in Changshu City, Suzhou City, and Luoyang City of People's Republic of China ("PRC"). Amounts are charged to earnings ratably over the term of the lease of 50 years.

(o)   Investments in affiliates

        The Company holds equity investments in affiliates, for which it does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Company records its proportionate share of the investees' income or loss in its consolidated financial statements.

        Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2011, 2012 and 2013, the Company recorded impairment charges on its investments of nil, $1.1 million and nil, respectively.

(p)   Impairment of long-lived assets

        The Company assesses the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company recorded impairment charges for property, plant and equipment of nil, nil and $3,675,254 for the years ended December 31, 2011, 2012 and 2013, respectively.

(q)   Interest capitalization

        The Company capitalizes interest costs as part of the historical costs of acquiring or constructing certain assets during the period of time required to get the assets ready for their intended use or sell the asset to a customer. Interest capitalized for property, plant and equipment is depreciated over the estimated useful life of the related asset, as the qualifying asset is placed into service. The Company capitalizes interest costs to the extent that expenditures to acquire, construct, or develop an asset have occurred and interest costs have been incurred. The interest capitalized forms part of the cost of revenues when such project assets are sold. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

(t)    Revenue recognition

        The Company recognizes revenues for solar product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customers, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. If collectability is not reasonably assured, the Company recognizes revenue only upon collection of cash. Revenues also include reimbursements received from customers for shipping and handling costs. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

        A majority of the Company's contracts provide that products are shipped under the term of free on board ("FOB"), ex-works, or cost, insurance and freight ("CIF") and delivered duty paid ("DDP"). Under FOB, the Company fulfills its obligation to deliver when the goods have passed over the ship's rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under ex-works, the Company fulfills its obligation to deliver when it has made the goods available at its premises to the customer. The customer bears all costs and risks involved in taking the goods from the Company's premises to the desired destination. Under CIF, the Company must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

customer when the goods pass the ship's rail in the port of shipment. Under DDP, the Company is responsible for making a safe delivery of goods to a named destination, paying all transportation expenses and the duty. The Company bears the risks and costs associated with supplying the good to the delivery location.

        The Company uses the percentage-of-completion method to recognize revenues for which the Company provides EPC services, unless the Company cannot make reasonably dependable estimates of the costs to complete the contract, in which case the Company would use the completed contract method. The percentage-of-completion method is considered appropriate in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist: (i) contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement; (ii) the buyer can be expected to satisfy all obligations under the contract; and (iii) the contractor can be expected to perform all contractual obligations. The Company uses the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. The Company recognizes job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power projects as required by the engineering design. The construction periods normally extend beyond six months and less than one year.

        The Company recognizes revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project assets, which represent the costs of constructing solar power projects, represent "integral" equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate Sales. The Company records the sale as revenue using one of the following revenue recognition methods, based upon evaluation of the substance and form of the terms and conditions of such real estate sales arrangements: (i) Full accrual method. The Company records revenue for certain sales arrangements after construction of discrete portions of a project or after the entire project is substantially complete, The Company recognizes revenue and profit using the full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) the Company has transferred the usual risk and rewards of ownership to the buyer. Specifically, the Company considers the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and the Company does not have any substantial continuing involvement with the project. (ii) Percentage-of-completion method. The Company applies the percentage-of-completion method, as further described below, to certain real estate sales arrangements where the Company conveys control of land or land rights, (a) when a sale has been consummated; (b) the Company has transferred the usual risks and rewards of ownership to the buyer; (c) the initial and continuing investment criteria

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

have been met; (d) the Company has the ability to estimate its costs and progress toward completion, and (e) all other revenue recognition criteria have been met. The initial and continuing investment requirements, which demonstrate a buyer's commitment to honor their obligations for the sales arrangement, can typically be met through the receipt of cash or an irrevocable letter of credit from a highly creditworthy lending institution. When evaluating whether the usual risks and rewards of ownership have transferred to the buyer, the Company considers whether it has or may be contingently required to have any prohibited forms of continuing involvement with the project. Prohibited forms of continuing involvement in a real estate sales arrangement may include the Company retaining risks or rewards associated with the project that are not customary with the range of risks or rewards that an EPC contractor may assume. (iii) Installment method. Depending on whether the initial and continuing investment requirements have been met, and whether collectability from the buyer is reasonably assured, the Company may align its revenue recognition and release of project assets or deferred project costs to cost of sales with the receipt of payment from the buyer if the sale has been consummated and the Company has transferred the usual risks and rewards of ownership to the buyer.

        During 2013, the Company recognized $210,980,356 and $81,043,786 of revenue from the sale of solar power projects using the full accrual method and percentage-of-completion method, respectively.

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

        Revenues from sales to customers are recorded net of estimated returns.

        The Company enters into toll manufacturing arrangements in which the Company receives cells and returns finished modules. In those cases, the title of the cells received and risk of loss remains with the seller. As a result, the Company does not recognize inventory on the consolidated balance sheets. The Company recognizes a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2011, 2012 and 2013, the Company recognized $24,709,792, $7,911,733 and $13,952,550 of revenue, respectively, under toll manufacturing arrangements.

        The Company enters into buy-and-sell arrangements with certain raw material vendors pursuant to which the Company sells finished goods, comprising either solar cells or solar modules, in exchange for raw materials, typically silicon wafers. These arrangements are made with counterparties in the same line of business and are executed as a means of securing a stable supply of raw materials. The transactions are recorded in revenues and cost of revenues at fair value on a gross basis. During the years ended December 31, 2011, 2012, and 2013, the Company purchased $21,463,337, nil and nil of raw materials and sold $43,883,871, nil and nil of finished goods under these buy-and-sell arrangements, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        As of December 31, 2011, 2012 and 2013, the Company had inventories of $23.2 million, $18.4 million and $8.2 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered products remain in inventories on consolidated balance sheets, regardless of whether title has been transferred. In such cases, the Company recognizes revenue, relieves inventories and recognizes cost of revenues when payment is collected from customers.

(u)   Shipping and handling costs

        Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales of $31,785,077, $41,902,327 and $33,937,727, are included in selling expenses for the years ended December 31, 2011, 2012 and 2013, respectively.

(v)   Research and development

        Research and development costs are expensed when incurred and amounted to $19,838,547, $12,998,122 and $11,684,993 for the years ended December 31, 2011, 2012 and 2013, respectively.

(w)  Advertising expenses

        Advertising expenses are expensed when incurred and amounted to $11,194,027, $11,874,452 and $4,669,237 for the years ended December 31, 2011, 2012 and 2013, respectively.

(x)   Warranty cost

        Before June 2009, the Company typically sold its standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, the Company increased its warranty against defects in materials and workmanship to six years. Effective August 1, 2011,the Company increased its warranty against defects in materials and workmanship to ten years and the Company guarantee that, for a period of 25 years, its standard solar modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97% of the labeled power output; (ii) from year 2 to year 24, the actual annual power output decline of the module will be no more than 0.7%; and (iii) by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

        In resolving claims under the workmanship warranty, the Company has the option of remedying through repair, refurbishment or replacement of equipment.

        In resolving claims under the performance warranty, the Company has the right to repair or replace solar modules, at the Company's option.

        For utility-scale solar power projects built by the Company, the Company provides a limited workmanship or balance of system warranty against defects in engineering design, installation and construction under normal use, operation and service conditions for a period of up to five years

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, the Company has the option of remedying through repair, refurbishment or replacement of equipment. The Company has entered into similar workmanship warranties with its suppliers to back up its warranties.

        The Company maintains warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of its competitors' and its own actual claim history, industry-standard accelerated testing, estimates of failure rates from the Company's quality review, and other assumptions that the Company believes to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual for warranty costs differs from the estimates, the Company will prospectively revise its accrual rate. The Company currently records a 1% warranty provision against the revenue for sales of solar power products.

        In April 2010, the Company began entering into agreements with a group of insurance companies with high credit ratings to back up its warranties. Under the terms of the insurance policies, which are designed to match the terms of its PV module product warranty policy, the insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incurs under the terms of its PV module product warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortizes them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. The unamortized carrying amount is $14,719,807, $3,061,879 and $1,082,500 as of December 31, 2011, 2012 and 2013, respectively and was included as a component of prepaid expenses and other current assets.

        The warranty obligations the Company records relate to defects that existed when the product was sold to the customer. The event which the Company is insured against through its insurance policies is the sale of products with these defects. Accordingly, the Company views the insured losses attributable to the shipment of defective products covered under its warranty as analogous to potential claims, or claims that have been incurred as of the product ship date, but not yet reported. The Company expects to recover all or a portion of its obligation through insurance claims. Therefore, the Company's accounting policy is to record an asset for the amount determined to be probable of recovery from the insurance claims (not to exceed the amount of the total losses incurred), consistent with the guidance set forth at ASC 410-30.

        The Company considers the following factors in determining whether an insurance receivable that is probable and recoverability can be reasonably estimated: (i) reputation and credit rating of the insurance company; (ii) comparison of the PV module product warranty policy against the terms of the insurance policies, to ensure valid warranty claims submitted by customers will be covered by the policy and therefore reimbursed by the insurance companies; and (iii) with respect to specific claims submitted, written communications from the insurance company are monitored to ensure the claim has been promptly submitted to and accepted by the insurance company, and reimbursements have been

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

subsequently collected. The successfully processed claims provide further evidence that the insurance policies are functioning as anticipated.

        To the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, the Company would establish a provision for uncollectible amounts based on the specific facts and circumstances. To date, no provision had been determined to be necessary. In addition, to the extent that accrual for warranty costs differs from the estimates and the Company prospectively revises its accrual rate, this change may result in a change to the amount expected to be recovered from insurance.

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company's consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, the Company will reclassify that portion of the receivable as being current. The Company reviews the recoverability of warranty insurance receivables at each period end. As of December 31, 2013, the insurance receivable amounts were $27,942,735, and were included as a component of other non-current assets.

        The Company made downward adjustments of accrued warranty costs by $31,413,301 and other non-current assets by $17,691,653, for the year ended December 31, 2013, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. The warranty costs (net effect of adjustment) of $18,347,272, $12,516,349 and $(16,464,540) are included in cost of revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

(y)   Redeemable non-controlling interests

        Redeemable non-controlling interests are equity interests in common stock of consolidated subsidiaries that have redemption features that are not solely within the Company's control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable non-controlling interests adjusted for cumulative earnings allocations.

(z)   Foreign currency translation

        The United States dollar ("U.S. dollar" or "$"), the currency in which a substantial amount of the Company's transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of operations. Gains and losses on intra-entity foreign currency transactions

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities are not recognized in earnings, but are included as a component of other comprehensive income.

        The financial records of certain of the Company's subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi ("RMB"), Euro, Canadian dollar ("CAD") and Japanese yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the statements of comprehensive income.

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

(ab) Foreign currency risk

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company's cash and cash equivalents and restricted cash denominated in RMB amounted to $363,647,327, $491,288,121 and $497,510,242 as of December 31, 2011, 2012 and 2013, respectively.

(ac) Concentration of credit risk

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers.

        All of the Company's cash and cash equivalents are held with financial institutions that Company management believes to have high credit quality.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

materials. The Company performs ongoing credit evaluations of its suppliers' financial conditions. The Company generally does not require collateral or security against advances to suppliers, however, it maintains a reserve for potential credit losses and such losses have historically been within management's expectation.

        The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2012 and 2013, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31, 2012	At December 31, 2013
	$	$
Supplier A	17,712,192	18,506,251
Supplier B	10,182,165	10,497,138
Supplier C	9,545,172	9,840,223
Supplier D	7,954,817	8,889,764
Supplier E	18,999,361	7,745,714

(ad) Fair value of derivatives and financial instruments

        The Company estimates fair value of financial assets and liabilities as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants. The fair value measurement guidance establishes a three-level fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority, Level 1, to measurements based on unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority, Level 3, to measurements based on unobservable inputs and classifies assets and liabilities with limited observable inputs or observable inputs for similar assets or liabilities as Level 2 measurement. When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(ae) Earnings(loss) per share

        Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents are not included in the calculation of dilutive earnings per share if their effects are anti-dilutive.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(af) Share-based compensation

        The Company's share-based compensation with employees, such as share options, restricted shares and restricted share units ("RSUs"), is measured at the grant date, based on the fair value of the award, and is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

(ag) Recently issued accounting pronouncements

        In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of the amendments will not have a material impact on the Company's consolidated financial statements.

        In July 2013, the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance is not expected to have a significant effect on the Company's consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

3. ACQUISITION

Acquisition of Projects 16

        On April 17, 2012, the Company entered into a purchase agreement with a group of sellers ("Seller") under which the Company acquired 97% of the common shares and non-voting tracking shares in 16 solar power projects ("Projects 16") representing approximately 190-200 MW (DC) from Seller. Each of these projects was awarded a 20-year power purchase contract by the Ontario Power Authority. Fifteen of these contracts were issued under Ontario's FIT program, and one was issued as part of Ontario's Renewable Energy Standard Offer Program. The following table summarized the total consideration the Company paid as at the closing date.

Cash consideration	186,716,547
Fair value of the issuance of warrant, net of cash received	7,774,990

Total consideration paid	$194,491,537

        The Company has allocated the total consideration between the tangible assets and project assets on the consolidated balance sheets.

        As a part of the consideration, CSI issued a warrant (the "Warrant") which entitled the Seller to acquire 9.90% of CSI's outstanding common shares. The Warrant will not be exercisable until the expiry of one year from the closing date (June 15, 2012), and will expire on the fifth anniversary of the closing date. The exercise price of the warrant is $5.0. The exercise price is subject to standard anti-dilution adjustments.

        The fair market value of warrants was determined on the grant date through the binomial option pricing model using the following assumptions:

As of June 15, 2012
Risk free rate	1.76%
Volatility ratio	93.50%
Dividend yield	—

        In June 2013, the Seller exercised the Warrant in accordance with the terms contained therein.

        As the non-voting tracking shares issued by the solar power projects were still held by the Seller on the Closing Date, and 97% of them are redeemable by the Company upon satisfaction of certain conditions, the non-voting tracking shares are considered puttable equity instruments with a redemption feature that is not solely within the Company's control, and accordingly presented as redeemable non-controlling interests on the consolidated balance sheets.

Acquisition of SunEdison Projects

        On February 8, 2013, the Company acquired 100% interest in a utility-scale solar power project in Ontario, Canada with a total capacity of approximately 10.5 MW (DC) from SunEdison with consideration of $8.8 million. On June 28, 2013, the Company acquired 100% interest in another utility-scale solar power project in Ontario, Canada with a total capacity of approximately 12 MW (DC)

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

3. ACQUISITION (Continued)

from SunEdison for consideration of $9.1million. The Company recorded them as project assets on the consolidated balance sheets.

Acquisition of Projects in Japan

        In June and November of 2013, the Company acquired 100% interest in six project companies in Japan, each constituting one solar power project, with a total capacity of approximately 116.0 MW (DC) from a seller in Japan. The total consideration was Japanese yen 2,035.8 million ($19.3 million) based on certain millstones. As of December 31, 2013, Japanese yen 139.6 million ($1.3 million) was paid and recorded as project assets on the consolidated balance sheets.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are comprised of allowances for accounts receivable trade and advances to suppliers.

        An analysis of allowances for accounts receivable, trade for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Beginning of the year	7,956,036	9,505,481	47,582,217
Allowances made (reversed) during the year, net	6,552,926	43,240,595	(1,897,423)
Accounts written-off against allowances	(5,053,538)	(5,325,908)	(7,877,676)
Foreign exchange effect	50,057	162,049	675,709

Closing balance	9,505,481	47,582,217	38,482,827

        An analysis of allowances for advances to suppliers for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Beginning of the year	19,389,542	38,123,721	38,545,487
Allowances made during the year, net	17,728,681	370,622	855,066
Foreign exchange effect	1,005,498	51,144	646,277

Closing balance	38,123,721	38,545,487	40,046,830

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

5. INVENTORIES

        Inventories consist of the following:

	At December 31, 2012	At December 31, 2013
	$	$
Raw materials	40,197,952	52,610,348
Work-in-process	16,739,907	25,181,639
Finished goods	217,517,939	153,365,824

	274,455,798	231,157,811

        In 2011, 2012 and 2013, inventory was written down by $8,456,260, $3,085,529 and $714,558, respectively, to reflect the lower of cost or market measurement.

6. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2012	At December 31, 2013
	$	$
Buildings	166,300,361	179,807,928
Leasehold improvements	4,873,232	5,790,852
Machinery	422,895,433	452,673,833
Furniture, fixtures and equipment	34,611,247	36,549,260
Motor vehicles	3,023,309	2,954,325

	631,703,582	677,776,198
Less: Accumulated depreciation	(202,390,860)	(283,885,686)

	429,312,722	393,890,512
Construction in process	40,330,100	13,714,467

Property, plant and equipment, net	469,642,822	407,604,979

        Depreciation expense of property, plant and equipment was $55,104,656, $80,644,322 and $79,726,604 for the years ended December 31, 2011, 2012 and 2013, respectively. Construction in process primarily represents production facilities under construction and the machinery under installation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

7. INTANGIBLE ASSETS, NET

        The following summarizes the Company's intangible assets:

As of December 31, 2013	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	1,627,777	(1,004,715)	623,062
Computer software	7,490,070	(2,456,199)	5,033,871

Total intangible assets, net	9,117,847	(3,460,914)	5,656,933

As of December 31, 2012	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	1,025,861	(341,954)	683,907
Computer software	5,634,986	(1,991,289)	3,643,697

Total intangible assets, net	6,660,847	(2,333,243)	4,327,604

        Amortization expense for the years ended December 31, 2011, 2012 and 2013 were $1,012,624, $754,148 and $1,094,637, respectively.

        Amortization expenses of the above intangible assets is expected to be approximately $1.3 million, $1.2 million, $0.9 million, $0.7 million and $0.5 million for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

8. FAIR VALUE MEASUREMENT

        As of December 31, 2012 and 2013, information about inputs into the fair value measurements of the Company's assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
As of December 31, 2013	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	7,323,422	—	7,323,422	—

Liabilities:
Foreign exchange forward contracts	597,089	—	597,089	—

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

8. FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurements at Reporting Date Using
As of December 31, 2012	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange option contracts	100,837	—	100,837	—
Foreign exchange forward contracts	1,249,820	—	1,249,820	—

Total Assets	1,350,657	—	1,350,657	—

Liabilities:
Foreign exchange forward contracts	365,226	—	365,226	—

        The Company's foreign currency derivative instruments relate to foreign exchange option or forward contracts involving major currencies such as Euro, Renminbi, Canadian dollar and Japanese yen. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

        The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

        In accordance with ASC 360, the Company's mono-crystalline ingot furnaces with a carrying value of $5.8 million was written down to its fair value $2.2 million, resulting an impairment charge of $3.6 million included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2013. The fair value of the investment was measured based on prices offered by unrelated third-party willing buyers and classified as level 3 fair value measurements as the offering prices are not observable.

        In accordance with the provision of ASC 323, investment in Nernst New Energy (Suzhou) Co., Ltd. was fully impaired, with the resulting impairment charge of $1.1 million recognized as investment loss in the consolidated statements of operations for the year ended December 31, 2012. The fair value measurement was estimated using a discounted cash flow approach involving significant inputs including forecasted cash flows and discount rate and is classified as Level 3.

        The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under U.S. GAAP.

        The carrying value of cash and cash equivalents, trade receivables, billed and unbilled, amount due from a related party, accounts and short-term notes payable, due to related parties, and short-term borrowings approximate their fair value due to the short-term maturity of these instruments. Long-term

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

8. FAIR VALUE MEASUREMENT (Continued)

bank borrowings of $214,562,973 and $151,391,572 as of December 31, 2012 and 2013 respectively, which approximate their fair value since these borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as level 2 as the key input can be corroborated with market data.

        Depending on the terms of the specific derivative instruments and market conditions, some of the Company's derivative instruments may be assets and others liabilities at any particular point in time.

        The Company's primary objective for holding derivative financial instruments is to manage currency risk. The recognition of gains or losses resulting from changes in fair value of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

        The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the consolidated statements of operations. The Company recorded a gain (loss) on foreign currency derivative contracts of $(5,750,981), $(4,369,173) and $10,764,226 for the years ended December 31, 2011, 2012 and 2013, respectively.

        The effect of fair value of derivative instruments on the consolidated balance sheets as of December 31, 2012 and 2013 and the effect of derivative instruments on consolidated statements of operations for the years ended December 31, 2012 and 2013 are as follows:

	Fair Value of Derivatives Asset
	At December 31, 2012		At December 31, 2013
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange option contracts	Foreign currency derivative assets	100,837	Foreign currency derivative assets	—
Foreign exchange forward contracts	Foreign currency derivative assets	1,249,820	Foreign currency derivative assets	7,323,422

Total derivatives		1,350,657		7,323,422

Fair Value of Derivatives Liability
	At December 31, 2012		At December 31, 2013
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Foreign currency derivative liabilities	365,226	Foreign currency derivative liabilities	597,089

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

8. FAIR VALUE MEASUREMENT (Continued)

		Amount of Gain (Loss) Recognized in Income on Derivatives
		Years Ended December 31
	Location of Gain (Loss) Recognized in Income on Derivatives
		2011	2012	2013
		$	$	$
Foreign exchange option contracts	Gain(Loss) on change in foreign currency derivatives	(6,933,353)	428,340	304,582
Foreign exchange forward contracts	Gain(Loss) on change in foreign currency derivatives	1,182,372	(4,797,513)	10,459,644

Total		(5,750,981)	(4,369,173)	10,764,226

9. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31,
	2012		2013
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
Suzhou Gaochuangte New Energy Co., Ltd.	6,453,371	40	7,123,976	40
CSI SkyPower	2,565,075	50	3,813,133	50
GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd.	1,834,296	10	2,584,143	10
Nernst New Energy (Suzhou) Co., Ltd.	—	50	—	50
Others	15,874,847	21-30	20,549,236	21-30

Total	26,727,589		34,070,488

        On December 17, 2009, CSI Cells Co., Ltd. ("SZCC", or "CSI Cells") established a joint venture, Suzhou Gaochuangte New Energy Co., Ltd., for total cash consideration of $2,929,020. SZCC holds a 40% voting interests and one of the three board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee. On July 4, 2011, Suzhou Gaochuangte New Energy Co., Ltd. increased its share capital, and SZCC paid $3,118,800 in proportion to its ownership percentage.

        On November 30, 2010, SZCC acquired a 50% interests in a joint venture, Nernst New Energy (Suzhou) Co., Ltd., for cash consideration of $1,503,531. The chairman of the board, who is designated by the other investor, has veto rights over all the operating and financial proposals from SZCC and, as such SZCC is not considered to have control, but does exercise significant influence, over the investee. As at December 31, 2012, due to the deterioration of the investee's financial position, the Company concluded that the investment was fully impaired.

        On July 4, 2011, CSI Solar Power (China) Inc. ("SZSP") acquired a 10% interests in a joint venture, GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd, for cash consideration of $2,548,827. SZSP is able to exercise significant influence over the investee through its representative in the board.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

9. INVESTMENTS IN AFFILIATES (Continued)

        On May 23, 2012, CSI established a joint venture, CSI SkyPower, for cash consideration of $3,428,751. In August 2013, CSI SkyPower increased its share capital, and CSI paid $4,000,045 in proportion to its ownership percentage. CSI holds a 50% voting interests and two of four board members are designated by CSI and, as such, CSI is considered to have significant influence over the investee.

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

        In September, 2012, USPH also acquired 21% equity interests in 12 separate utility-scale solar power projects and 30% equity interests in 3 separate utility-scale solar power projects from a third party by contribution of solar modules with an aggregate book value of $11,548,614. In the second quarter of 2013, 5 solar power projects increased their share capital, and USPH contributed solar modules with an aggregate book value of $5,791,202 in proportion to its ownership percentage. These equity interests were recorded at the carrying value of the modules contributed.

        Equity in loss of unconsolidated investees was $41,163, $1,969,306 and $3,064,006 for the years ended December 31, 2011, 2012 and 2013, respectively.

10. BORROWINGS

	At December 31, 2012	At December 31, 2013
	$	$
Bank borrowings	1,073,489,705	929,904,076

Analysis as:
Short-term	800,808,595	588,765,154
Long-term, current portion	17,481,257	136,449,641

Subtotal for short-term	818,289,852	725,214,795
Long-term, non-current portion	214,562,973	142,653,448
Borrowings from non-banking financial institutions	40,636,880	62,035,833

Analysis as:
Short-term	40,636,880	53,297,709
Long-term	—	8,738,124

Total	1,073,489,705	929,904,076

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

10. BORROWINGS (Continued)

        As of December 31, 2013, the Company had contractual bank credit facilities of $1,036,308,271, of which $100,858,186 has been drawn down with the due dates beyond December 31, 2014, $537,824,419 has been drawn down with the due dates before December 31, 2014 and $397,625,666 was available for draw down upon demand. In addition, as of December 31, 2013, the Company also had non-binding bank credit facilities of $406,058,541, of which $350,654,625 has been drawn down with the due dates before December 31, 2014 and $55,403,916 was subject to banks' discretion upon request for additional drawn down.

        As of December 31, 2013, short-term borrowings of $247,855,632 and long-term borrowings of $68,179,417 were secured by bank notes and property, plant and equipment with carrying amounts of $126,314,168, inventories of $63,371,549, prepaid land use rights of $12,880,278 and project assets of $288,974,166.

a)    Short-term

        The Company's short-term borrowings consist of the following:

	At December 31, 2012	At December 31, 2013
	$	$
Bank borrowings
Short-term bank borrowings secured by restricted cash	175,289,355	69,840,000
Short-term bank borrowings secured by inventories	79,548,166	32,905,247
Short-term bank borrowings guaranteed by Dr. Shawn Qu	66,349,563	30,161,927
Short-term bank borrowings secured by prepaid land use rights and property, plant and equipment	231,676,935	108,781,908
Short-term bank borrowings secured by project assets	—	28,035,954
Short-term bank borrowings secured by bank notes	21,825,595	36,420,800
Unsecured short-term borrowings	226,118,981	282,619,318
Long-term borrowings due within one year
Long-term borrowings due within one year secured by prepaid land use rights and property, plant and equipment	13,523,188	19,926,520
Long-term borrowings due within one year secured by project assets	—	49,821,157
Unsecured long-term borrowings due within one year	3,958,069	66,701,964

Subtotal	818,289,852	725,214,795
Borrowings from non-banking financial institutions
Unsecured short-term borrowings	40,636,880	53,297,709

Total	858,926,732	778,512,504

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

10. BORROWINGS (Continued)

        The average interest rate on short-term borrowings was 4.60% and 4.67% per annum for the years ended December 31, 2012 and 2013, respectively. The short-term borrowings are repayable within one year.

b)    Long-term

        The Company's long-term borrowings consist of the following:

	At December 31, 2012	At December 31, 2013
	$	$
Bank borrowings
Unsecured long-term bank borrowings	142,969,791	62,664,031
Long-term bank borrowings secured by project assets	—	60,589,417
Long-term bank borrowings secured by restricted cash	—	19,400,000
Long-term bank borrowings secured by prepaid land use rights and property, plant and equipment	71,593,182	—
Borrowings from non-banking institutions
Long-term borrowings secured by project assets	—	7,590,000
Unsecured long-term borrowings	—	1,148,124

Total	214,562,973	151,391,572

        The average interest rate on long-term borrowings was 6.68% and 6.15% per annum for the years ended December 31, 2012 and 2013, respectively.

        Future principal repayment on the long-term borrowings are as follows:

2014	136,449,641
2015	57,857,360
2016	33,785,817
2017 and thereafter	59,748,395

Total	287,841,213
Less: future principal repayment related to long-term borrowings, current portion	(136,449,641)

Total long-term portion	$151,391,572

        On June 25, 2009, CSI Solar Power Inc. entered into several loan agreements with a local Chinese commercial bank for the construction of solar wafer production lines. The total credit facility under those agreements is $14,761,607, which requires repayment of $4,920,523, $4,920,523, $3,280,383 and $1,640,178 in 2011, 2012, 2013 and 2014, respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2013 was $ 1,640,178 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People's Bank of China

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

10. BORROWINGS (Continued)

for borrowings with the same maturities and does not contain any financial covenants or restrictions. On January 20, 2010, CSI Solar Power Inc. was merged into Canadian Solar Manufacturing (Changshu) Inc., and the loan was transferred to Canadian Solar Manufacturing(Changshu) Inc.

        On May 31, 2010, CSI Cells Co., Ltd. entered into a syndicated loan agreement with local Chinese commercial banks for the expansion of solar cell production capacity. The total credit facility under this agreement is $145,630,940, or an equivalent RMB amounts, with two tranches. The first tranche has a credit limit of $71,478,730, which requires repayment within one year. The second tranche has a credit limit of $74,152,210. As of December 31, 2013, CSI Cells Co., Ltd. has drawn $72,340,041 from the second tranche in RMB. Both tranches bear the base interest rate published by People's Bank of China for the same maturity for RMB denominated borrowings. Interest under both tranches is due quarterly in arrears. Outstanding borrowings under this agreement were $72,340,041 at December 31, 2013, which requires repayment of $72,340,041 in 2014. The borrowing under the agreement is guaranteed by CSI Solar Power (China) Inc., Canadian Solar Manufacturing (Luoyang) Inc., and Canadian Solar Manufacturing (Changshu) Inc. The agreement does not contain any financial covenants or restrictions.

        On October 29, 2011, CSI Cells Co., Ltd. entered into a syndicated loan agreement with local Chinese commercial banks. The total credit facility under this agreement is $134,494,298, or an equivalent RMB amount, with two tranches. The first tranche has a credit limit of $27,882,964, which requires repayment within one year and was for working capital purposes. The second tranche has a credit limit of $106,611,334 for the expansion of solar cell production capacity of CSI Cell Co., Ltd. As of December 31, 2013, CSI Cells Co., Ltd. has drawn $73,430,760 from the second tranche in RMB. Both tranches bear the base interest rate published by People's Bank of China for the same maturity for RMB denominated borrowings. Interest under both tranches is due quarterly in arrears. Outstanding borrowings under this agreement were $73,430,760 at December 31, 2013, which requires repayment of $11,566,534, $11,566,534, $25,321,065 and $24,976,627 in 2014, 2015, 2016 and 2017 respectively. The borrowing under the agreement is guaranteed by CSI Solar Power (China) Inc., Canadian Solar Manufacturing (Luoyang) Inc. and Canadian Solar Manufacturing (Changshu) Inc. The agreement does not contain any financial covenants or restrictions.

        On June 26, 2012, Canadian Solar Japan K.K. entered into a loan agreement with a Japanese bank for working capital. The total credit facility under the agreement is $1,580,284 or an equivalent Japanese yen amount, which has a maturity of 36 months. Outstanding borrowings under this agreement were $942,288 at December 31, 2013, which requires the repayment of $638,324 and $303,964 in 2014 and 2015 respectively. The borrowing bears a fixed rate of 0.9% and does not contain any financial covenants or restrictions.

        On August 13, 2012, CSI entered into a loan agreement with a local Chinese bank for the acquisition of Projects 16. The total credit facility under the agreement is $87,472,117, or an equivalent Canadian dollar amount, which has a maturity of 60 months. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2013 was $28,639,956, which requires repayment of $12,246,050, $12,246,050 and $4,147,856 in 2014, 2015 and 2016 respectively. The loan was guaranteed by CSI Solar Project 16 Inc., CSI Solar Power(China) Inc. and Canadian Solar Solutions Inc. The borrowing bears a floating interest rate equal to LIBOR+4.9%. The borrowing contains financial

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

10. BORROWINGS (Continued)

covenants which require that for any period ended Jun 30 and December 31 in the following three years, the ratio of liabilities to assets of the Company shall be no higher than 88%. As at December 31, 2013, the Company met the requirements of the financial covenants.

        On November 29, 2012, CSI Solar Project 5 Inc., the Company's 100% owned subsidiary, entered into a loan agreement with Deutsche Bank AG, Canada Branch, or Deutsche Bank. The total facility under this agreement is $130,733,831 or an equivalent Canadian dollar amount for the construction of solar power projects in Ontario, Canada. Outstanding borrowings under this agreement were $34,376,760 at December 31, 2013, which requires repayment in 2014. The contract maturity date is the earlier to occur of (i) October 31, 2014, and (ii) the date the projects are sold. As at December 31, 2013, since the projects are expected to be sold in one year, the loan was reported in the current portion in the financial statements. The borrowing was secured by project assets and contained financial covenants that the aggregate amount of loans in respect of any Project shall not exceed 75% of the Project Costs for the Project. As at December 31, 2013, the Company met the requirements of the financial covenants.

        On February 28 2013, Canadian Solar Japan K.K. entered into a loan agreement with a Japanese bank for working capital. The total credit facility under this agreement is $1,234,852, or an equivalent Japanese yen amount, with two tranches. The first tranche has a credit limit of $949,886, which requires repayment of $28,497 each month in the following three years and the borrowing of first tranche bears a fixed rate of 1.45% per year. The second tranche has a credit limit of $284,966, which requires repayment of $8,454 each month in the following three years and the borrowing of second tranche bears a fixed rate of 2.3% per year. Outstanding borrowings under this agreement were $939,248 at December 31, 2013, which requires repayment of $443,307, $443,307 and $52,434 in 2014, 2015 and 2016 respectively. The agreement does not contain any financial covenants or restrictions.

        On May 20, 2013, CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd., the Company's 100% owned subsidiaries, entered into a loan agreement with a local Chinese bank for construction of a solar power project in China. The total credit facility under this agreement is $44,284,800, or an equivalent RMB amount, which requires repayment of $3,198,347, $3,198,347, $3,116,338 and $34,771,768 in 2014, 2015, 2016, 2017 and thereafter, respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2013 was $44,284,800, which was guaranteed by CSI Solar Power (China) Inc. and secured by the project assets of Tumushuke CSI New Energy Development Co., Ltd. The borrowing bears a floating rate equal to the base interest rate published by People's Bank of China with the same maturities, which was 6.55% as of December 31, 2013 for loans of more than 5 years. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd. shall not exceed 75%. As at December 31, 2013, the Company met all the requirements of the financial covenants.

        On October 16, 2013, CSI Solar Project 3 Inc., the Company's 100% owned subsidiary, entered into a loan agreement with Deutsche Bank AG, Canada Branch, or Deutsche Bank. The construction financing facility under this agreement is $97,866,969 or an equivalent Canadian dollar amount for the construction of solar power projects in Ontario, Canada. Outstanding borrowings under this agreement

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

10. BORROWINGS (Continued)

were $3,109,058 at December 31, 2013, which requires repayment of $3,109,058 in 2015. The contract maturity date is the earlier of (i) July 31, 2015, or (ii) the date the projects are sold. As at December 31, 2013, the projects are expected to be sold beyond one year and as such, the company considered the maturity date to be July 31, 2015. The borrowing was secured by project assets and does not contain any financial covenants or restrictions.

        On October 28, 2013, CSI Cells Co., Ltd., entered into a loan agreement with a state-owned trust company about research of Solar Photovoltaic Technology. The total credit facility under this agreement is $1,148,124, or an equivalent RMB amount, which requires repayment of $1,148,124 in 2016. The loan is free of interest and does not contain any financial covenants or restrictions.

        On November 25, 2013, Canadian Solar International Limited entered into a loan agreement with a Chinese commercial bank overseas branch. The total credit facility under this agreement is $30,000,000 for general working capital purposes. Outstanding borrowings under this agreement were $19,400,000 at December 31, 2013, which requires repayment in 2015. The borrowing bears a floating interest rate equal to LIBOR+1.8% and the agreement does not contain any financial covenants or restrictions.

        On December 4, 2013, Canadian Solar International Project 1 Limited, the Company's 100% owned subsidiary, entered into a loan agreement with Harvest North Star Capital. The total credit facility under this agreement is $40,000,000 and will be used to finance the development of several ground-mounted solar power projects in Japan. Outstanding borrowings under this agreement were $7,590,000 at December 31, 2013, which requires repayment in 2015. The loan is secured by project assets and guaranteed by Canadian Solar Inc. and bears 12.5% per annum rate. The agreement does not contain any financial covenants or restrictions.

  c)     Interest expense

        The Company capitalized interest costs incurred into the Company's project assets or property, plant and equipment as follows during the years ended December 31, 2011, 2012 and 2013:

	Years Ended December 31
	2011	2012	2013
	$	$	$
Interest capitalized—project assets	—	4,631,569	17,292,847
Interest capitalized—property, plant and equipment	4,099,815	670,374	347,791
Interest expense	43,843,586	53,304,640	46,244,456

Total interest incurred	47,943,401	58,606,583	63,885,094

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

11. SHORT-TERM NOTES PAYABLE

        The Company enters into arrangements with banks wherein the banks issue notes to the Company's vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks' settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company's restricted cash balances and other deposits with that same bank, the notes payable do not represent cash borrowings from the bank and, as such, the associated cash payments have been recorded by the Company as an operating activity in the consolidated statements of cash flows. As of December 31, 2012 and 2013, short-term notes payable was $231,135,928 and $358,570,263, respectively.

12. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Beginning balance	31,224,906	47,021,352	58,334,424
Warranty provision	18,347,272	12,516,349	(16,464,540)
Warranty costs incurred	(2,550,826)	(1,203,277)	(1,265,232)

Ending balance	47,021,352	58,334,424	40,604,652

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

        In addition to the general reserve, the Company's PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

13. RESTRICTED NET ASSETS (Continued)

appropriations to general reserve and the registered share capital of the Company's PRC subsidiaries are considered as restricted net assets amounting to $364,991,380 as of December 31, 2013.

14. INCOME TAXES

        The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Income (Loss) before Income Tax
Canada	(23,378,980)	2,616,980	41,700,153
Other	(50,984,454)	(203,205,487)	11,503,569

	(74,363,434)	(200,588,507)	53,203,722

Current Tax
Canada	8,047,733	2,447,930	1,694,557
Other	13,078,893	13,249,752	9,989,086

	21,126,626	15,697,682	11,683,643

Deferred Tax
Canada	2,577,854	1,713,862	11,493,561
Other	(7,164,540)	(22,844,954)	(15,538,418)

	(4,586,686)	(21,131,092)	(4,044,857)

Total Income Tax (Benefit) Expense
Canada	10,625,587	4,161,792	13,188,118
Other	5,914,353	(9,595,202)	(5,549,332)

	16,539,940	(5,433,410)	7,638,786

        The Company mainly operates in Canada, PRC, Japan, Germany, the United States and Hong Kong.

Canada

        The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 28.25%, 26.5% and 26.5% for the years ended December 31, 2011, 2012 and 2013, respectively.

        Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 28.25%, 26.5% and 26.5% for the years ended December 31, 2011, 2012 and 2013, respectively.

        Canadian Solar Manufacturing (Ontario) Inc. was a manufacturing entity incorporated in Ontario, Canada, and was subject to both federal and Ontario provincial corporate income taxes at a rate of

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

14. INCOME TAXES (Continued)

26.5% and 25% for the years ended December 31, 2011 and 2012, respectively. Canadian Solar Manufacturing (Ontario) Inc. was amalgamated with Canadian Solar Solutions Inc. on December 4, 2013.

United States

        Canadian Solar (USA) Inc. was incorporated in Delaware, USA and is subject to federal, California, and other states' corporate income taxes at a rate of 40.03%, 35.55% and 38.10% for the years ended December 31, 2011, 2012 and 2013, respectively.

Japan

        Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 40.69% for the years ended December 31, 2011 and 2012, 38.01% for December 31, 2013.

Germany

        Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2011, 2012 and 2013, respectively.

Hong Kong

        Canadian Solar International Ltd. ("HKSI") was incorporated in Hong Kong, China, and is subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2011, 2012 and 2013, respectively.

PRC

        The other major operating subsidiaries, including CSI Solartronics (Changshu) Co., Ltd., CSI Solar Technologies Inc., CSI Cells Co., Ltd., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Power (China) Inc. and Canadian Solar Manufacturing (Changshu) Inc., were governed by the PRC Enterprise Income Tax Law ("new EIT Law").

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

14. INCOME TAXES (Continued)

        Accordingly, the enterprise income tax rates applicable to the Company's major operating subsidiaries in China are summarized as follows:

Company	Applicable enterprise income tax rate under the new EIT Law
CSI Solartronics (Changshu) Co., Ltd.	25%
CSI Solar Technologies Inc.	25% for 2013 and onwards; exempted for 2008 and 2009, and 12.5% for 2010, 2011 and 2012 (half reduction of 25%)
CSI Cells Co., Ltd.	25% for 2013 and onwards; 15% for 2012 resulting from its High and New Technology Enterprise ("HNTE") status; exempted for 2008, 12.5% for 2009, 2010 and 2011 (half reduction of 25%)
Canadian Solar Manufacturing (Luoyang) Inc.	25% for 2012 and onwards; exempted for 2008, 12.5% for 2009, 2010 and 2011 (half reduction of 25%)
Canadian Solar Manufacturing (Changshu) Inc.	25% for 2013 and onwards; exempted for 2008 and 2009, 12.5% for 2010, 2011 and 2012 (half reduction of 25%)
CSI Solar Power (China) Inc.	25%

        The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31 2012 and 2013 was $3,561,524 and $4,191,070, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

14. INCOME TAXES (Continued)

        The following table illustrates the movement and balance of the Company's liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2011, 2012 and 2013, respectively.

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Beginning balance	9,191,281	9,453,041	11,242,208
Addition for tax positions related to the current year	736,707	1,789,167	1,806,512
Reductions for tax positions from prior years/Statute of limitations expirations	(474,947)	—	(48,119)

Ending balance	9,453,041	11,242,208	13,000,601

        The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada and China. Generally, the Company's taxation years from 2006 to 2012 are open for reassessment to the Canadian tax authorities. The Company's taxation years from 2003 through 2013 are subject to examination by the Chinese tax authorities due to its permanent establishment in China.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. Though not being clearly defined, a special circumstance would suffice where any underpayment of income taxes exceeds RMB100,000. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company's Chinese subsidiaries might be subject to reexamination by the Chinese tax authorities on non-transfer pricing matters for taxation years up to 2008 retrospectively, and on transfer pricing matters for taxation years up to 2003 retrospectively. There is no statute of limitations in case of tax evasion in China.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

14. INCOME TAXES (Continued)

        The components of the deferred tax assets and liabilities are presented as follows:

	At December 31, 2012	At December 31, 2013
	$	$
Deferred tax assets:
Accrued warranty costs	9,208,666	9,249,470
Bad debt allowance	12,113,049	13,418,947
Issuance costs	339,267	491,570
Inventory write-down	6,649,004	4,451,285
Depreciation difference of property, plant and equipment	17,920,711	23,431,856
Contingent liabilities	4,508,086	—
Net operating losses carry-forward	69,189,405	93,376,674
Others	3,158,341	4,858,010

Total deferred tax assets	123,086,529	149,277,812
Valuation allowance	(54,140,359)	(57,189,659)

Total deferred tax assets, net of valuation allowance	68,946,170	92,088,153

Analysis as:
Current	29,863,672	29,137,910
Non-current	39,082,498	62,950,243

	68,946,170	92,088,153

Deferred tax liabilities:
Foreign currency derivative assets	700,184	1,538,914
Depreciation difference of property, plant and equipment	4,644,722	5,598,193
Basis difference related to SkyPower acquisition	62,572,569	73,901,868
Others	709,052	922,772

Total deferred tax liabilities	68,626,527	81,961,747

Analysis as:
Current	12,474,952	57,918,099
Non-current	56,151,575	24,043,648

	68,626,527	81,961,747

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

14. INCOME TAXES (Continued)

        Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Beginning balance	2,082,609	39,745,271	54,140,359
Additions	37,769,025	14,530,536	4,670,785
Foreign exchange effect	(106,363)	(135,448)	(1,621,485)

Ending balance	39,745,271	54,140,359	57,189,659

        As of December 31, 2013, the Company has accumulated net operating losses of $380,232,049, of which $167,890,855 will expire between 2015 and 2032, and the remaining can be carried forward indefinitely.

        The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Company's experience with tax attributes expiring unused and tax planning alternatives. The Company has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

  •
  Tax planning strategies;

  •
  Future reversals of existing taxable temporary differences;

  •
  Further taxable income exclusive of reversing temporary differences and carry-forwards;

        The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $54,140,359 and $57,189,659 as at December 31, 2012 and 2013, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

14. INCOME TAXES (Continued)

        Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2011	2012	2013
Combined federal and provincial income tax rate	28%	27%	27%
Expenses not deductible for tax purpose	(19%)	(1%)	—
Tax exemption and tax relief granted to the Company	25%	—	—
Effect of different tax rate of subsidiary operations in other jurisdiction	(3%)	(7%)	1%
Unrecognized tax benefits	(1%)	(1%)	5%
Valuation allowance	(51%)	(14%)	5%
Change of tax rates in subsequent years	—	—	(23%)
Exchange gain (loss)	(1%)	(1%)	—
	(22%)	3%	15%

        The effect of a change of tax rates in subsequent years of 23% is resulted from the change of CSI Cell Co., Ltd.'s income tax rate. Specifically, beginning in 2013, as a result in a change in business practice, CSI Cell Co., Ltd. no longer met all criteria to qualify as a HNTE and therefore lost its eligibility for the preferential 15% tax rate. The income tax rate for CSI Cell Co., Ltd. is 25% for 2013 and onwards.

        The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
The aggregate dollar effect	18,162,641	—	—

Per share effect—basic	0.42	—	—

Per share effect—diluted	0.42	—	—

        There is no preferential tax rate in 2013. The aggregate amount and per share effect of the preferential tax rate of 12.5% for CSI Solar Technologies Inc. and the rate of 15% for CSI Cells resulting from its HNTE status for year 2012 were not disclosed in the table above as the effect was negative and the effect is disclosed in the rate reconciliation table.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31,

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

14. INCOME TAXES (Continued)

2013, all of the undistributed earnings of approximately $114.6 million attributable to the Company's PRC subsidiaries and affiliates are considered to be permanently reinvested, and no provision for PRC withholding income tax on dividend has been made thereon accordingly. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $5.6 million to $11.2 million, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

15. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	Years Ended December 31,
	2011	2012	2013
	(In U.S. dollars, except share and per share data)
Net income (loss) attributable to Canadian Solar Inc.—basic and diluted	$(90,804,200)	$(195,468,691)	$31,659,276

Weighted average number of common shares—basic	43,076,489	43,190,778	46,306,739
Diluted share number from share options and RSUs	—	—	4,081,545

Weighted average number of common shares—diluted	43,076,489	43,190,778	50,388,284

Basic earnings (loss) per share	$(2.11)	$(4.53)	$$0.68

Diluted earnings (loss) per share	$(2.11)	$(4.53)	$$0.63

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings (loss) per share for the years indicated.

	Years Ended December 31,
	2011	2012	2013
Convertible senior notes	50,607	—	—
Share options and RSUs	1,871,147	4,288,008	434,529
Warrant	—	4,273,102	—

	1,921,754	8,561,110	434,529

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

16. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from related party of $4,688,692 as of December 31, 2013 is a trade receivable from the affiliate Suzhou Gaochuangte New Energy Co. Ltd ("Gaochuangte"), the Company's 40% owned affiliate, for module products sold.

        The amount due from related party of $9,977,177 as of December 31, 2012 is a trade receivable from the affiliate Gaochuangte, the Company's 40% owned affiliate, for module products sold.

        The amount due to related party of $19,871,718 as of December 31, 2013 consists of (i) a government award of $360,839, payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major shareholder of the Company, which was initially paid to the Company, (ii) a trade payable of $19,510,879 to Gaochuangte for the EPC service fees.

        The amount due to related party of $5,036,642 as of December 31, 2012 consists of (i) a government award of $283,191, payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major shareholder of the Company, which was initially paid to the Company, and (ii) a trade payable of $4,753,451 to Gaochuangte for the EPC service fees.

Related party transactions:

Guarantees and loans

        Dr. Shawn Qu fully guaranteed a one-year RMB1,520 million, RMB1,001 million and RMB1,866 million (US$308.2 million) loan facilities from Chinese commercial banks in 2011, 2012 and 2013, respectively. Amounts drawn down from the facilities as at December 31, 2012 and 2013 were $66,349,563 and $30,167,927, respectively. As at December 31, 2013, Dr. Shawn Qu also fully guaranteed a one-year RMB25 million loan facility from a financial institution.

        In May, June and August 2013, Dr. Shawn Qu loaned the Company an aggregate of $13.0 million at an interest rate of 4.27%. The purpose of the loans was to fund the operations of Canadian Solar International Ltd. The Company repaid the loans, including interest of $241,729 in November and December 2013. As of December 31, 2013, the Company had no outstanding borrowings with Dr. Shawn Qu.

Sales and purchase contracts with affiliates

        In 2013, the Company sold solar modules to Gaochuangte in the amount of RMB100,879,336 ($16,390,032).

        In 2012, the Company sold solar modules to Gaochuangte in the amount of RMB66,520,343 ($10,513,212).

        In 2013, the Company paid RMB448,791,858 ($72,488,671) to Gaochuangte for EPC services related to the Company's solar power projects. These amounts were recorded in project assets.

        In 2012, the Company paid RMB12,987,653 ($2,066,288) to Gaochuangte for EPC services related to the Company's solar power projects. Since the solar power project is for the Company's internal use, these amounts were recorded in construction in progress.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES

a)    Operating lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and the United States. Such leases have remaining terms ranging from 1 to 229 months and are renewable upon negotiation. Rental expenses were $5,444,078, $8,618,436 and $9, 603,086 for the years ended December 31, 2011, 2012 and 2013, respectively.

        Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2013 were as follows:

Year Ending December 31:	$
2014	3,999,182
2015	2,655,233
2016	1,854,330
2017	1,765,696
Thereafter	4,659,064

Total	14,933,505

b)    Property, plant and equipment purchase commitments

        As of December 31, 2013, short-term commitments for the purchase of property, plant and equipment were $11,635,064.

c)     Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers in the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts.

        Total purchases under the long-term agreements were approximately $190,901,780, $143,109,363 and $213,833,248 during the years ended December 31, 2011, 2012 and 2013, respectively.

        The following is a schedule, by year, of future minimum obligation, using market prices as of December 31, 2013, under all supply agreements as of December 31, 2013:

Year Ending December 31:	$
2014	251,493,929
2015	346,259,757

Total	597,753,686

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES (Continued)

d)    Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company is required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009 purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010. In 2011, the Company did not meet its purchase commitment for the year. The Company believes that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,143,853 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of the loss on the long-term purchase commitments. The Company recorded a loss on firm purchase commitments of $10,610,419, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The agreement was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862,017 as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,408,593 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. The accrued amount of $27,862,017 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million in the notice.

LDK

        In 2007, the Company entered into a three-year agreement with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, under which the Company purchased specified quantities of silicon wafers and LDK converted the Company's reclaimed silicon feedstock into wafers. In June 2008, the Company entered into two long-term supply purchase agreements with LDK in which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule. In April 2010, the Company sent notice to LDK and announced termination of these two contracts. In July 2010, the Company filed a request for arbitration against LDK with the Shanghai Branch of the China International Economic and Trade Arbitration

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES (Continued)

Commission, or CIETAC Shanghai Branch. In its arbitration request, the Company asked LDK to refund (1) an advance payment of RMB10.0 million that it had made to LDK pursuant to a three-year wafer supply agreement between CSI Cells and LDK entered into in October 2007 and (2) two advance payments totaling RMB50.0 million that CSI Cells had made to LDK pursuant to two ten-year supply agreements between CSI Cells and LDK entered into in June 2008. The first hearing was held in October 2010, during which the Company and LDK exchanged and reviewed the evidence. After the first hearing, LDK counterclaimed against the Company, seeking ((1) forfeiture of the three advance payments totaling RMB60.0 million that CSI Cells had made to LDK pursuant to the October 2007 and June 2008 agreements; (2) compensation of approximately RMB377.0 million or the loss due to the alleged breach of the June 2008 agreements by CSI Cells; (3) a penalty of approximately RMB15.2 million due to the alleged breach of the June 2008 agreements by CSI Cells; and (4) arbitration expenses up to RMB4.7 million. The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011. In December of 2012, CIETAC Shanghai Branch awarded RMB248.9 million plus RMB2.2 million in arbitration expenses in favor of LDK in relation to the wafer supply contracts the Company entered into with LDK, including RMB60.0 million previously paid deposits. CIETAC Shanghai Branch determined that the Company had no legal grounds to cancel the long-term supply agreements. As of December 31, 2012 and 2013, the Company had provided a full allowance against the advance to LDK of $9,538,172 and $9,840,223, respectively due to the uncertainty of recovery. In December 2012, the Company made a non-cash provision totaling $30.0 million following an arbitration award made against the Company by CIETAC Shanghai Branch in favor of LDK.

        In February 2013, LDK filed for enforcement proceedings against the Company with the Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award, after which LDK initiated additional proceedings against the Company in the Xinyu Intermediate People's Court, Jiangxi Province, or the Xinyu Intermediate Court, claiming that the Company's rights to the initial deposits had been forfeited. Accordingly, the Company reversed the provision of $30.0 million in the first quarter of 2013. On November 29, 2013, the Suzhou Intermediate Court vacated its decision of May 2013, or the May Decision, to dismiss a request by LDK, to enforce an arbitration award against the Company made by the former Shanghai branch of the China International Economic and Trade Arbitration Commission in favor of LDK in the amount of RMB248.9 million ($41.1 million) relating to certain wafer supply contracts entered into between the Company and LDK in October 2007 and June 2008, and ruled that the case be re-adjudicated. This decision followed a request for re-adjudication issued by the Jiangsu Provincial High Court, which reviewed the May Decision and ordered the Suzhou Intermediate Court to retry the case on the grounds that its May Decision was based on insufficient legal grounds. The Company expects the Suzhou Intermediate Court to retry this case in May 2014. If the Suzhou Intermediate Court reverses the May Decision, the Company may be liable for a payment of RMB191.2 million ($31.6 million) to LDK. The Company has not made a provision for this amount. Xinyu Intermediate Court, on October 18, 2013, postponed a related proceeding demanding the Company forfeit deposits of RMB25 million and RMB35 million paid to LDK in conjunction with the 2007 and 2008 supply contracts. The Xinyu Intermediate Court suspended

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES (Continued)

its proceedings pending the outcome of the Suzhou Intermediate Court's re-examination of the May Decision.

        In March 2014, LDK filed an application for arbitration with the China International Economic and Trade Arbitration Commission, or CIETAC, in Shanghai, seeking (1) compensation of RMB530.0 million ($87.5 million) for economic losses (including losses of potential profits) caused by the alleged breach of the June 2008 agreements; (2) attorney fees of RMB1.2 million ($0.2 million); and (3) arbitration expenses. CIETAC sent the Notice of Arbitration to the Company on April 8, 2014 to which the Company plans to make a timely response. The claims stated in the new application for arbitration overlap with the previous action that CIETAC Shanghai Branch has already decided upon, and which the Suzhou Intermediate Court refused to enforce. The Company believes that it will succeed in persuading CIETAC to postpone consideration of the new application for arbitration until the Suzhou Intermediate Court issues its decision.

        The Company disputes the merits of the proceedings brought against it by LDK and will defend itself vigorously against these claims. No provision has been provided as of December 31, 2013.

Class Action Lawsuits

        Following the two subpoenas from the SEC in 2010, six class action lawsuits were filed in the United States District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the United States District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that the Company's financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names the Company, its chief executive officer and its former chief financial officer as defendants. The Company filed its motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. On March 29, 2013, the Court dismissed with prejudice a class action lawsuit filed against us and certain named defendants alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The court found that the plaintiffs failed to adequately allege a securities law violation and granted the Company's motion to dismiss all claims against all defendants with prejudice. On December 20, 2013, the United States Court of Appeals for the Second Circuit affirmed the district court's order dismissing such class action lawsuit.

        In addition, a similar class action lawsuit was filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that the Company's financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the Canada Business Corporations Act, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES (Continued)

Company filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The court dismissed the Company's motion on August 29, 2011. On March 30, 2012, the Ontario Court of Appeal denied the Company's appeal with regard to its jurisdictional motion. On November 29, 2012, the Supreme Court of Canada denied the Company's application for leave to appeal the order of the Ontario Court of Appeal. The plaintiff's motions for class certification and leave to assert the statutory cause of action under the Ontario Securities Act were served in January 2013 and initially scheduled for argument in the Ontario Superior Court of Justice in June 2013.However, the plaintiff's motions were adjourned in view of the plaintiff's decision to seek an order compelling the Company to file additional evidence on the motions. On July 29, 2013 the Court dismissed the plaintiff's motion to compel evidence. On September 24, 2013 the plaintiff's application for leave to appeal from the July 29 order was dismissed. The plaintiff has yet to apply for new court dates for the argument of its motions. The plaintiff's motions have now been scheduled for hearing in July 2014. The Company believes the Ontario action is without merit and the Company is defending it vigorously.

Countervailing and anti-dumping duties

        In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on CSPV cells imported from China. The USDOC and the USITC investigated the validity of these claims. The Company was identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. The Company also has affiliated U.S. operations that import the subject goods from China.

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, the Company is required to pay cash deposits on CSPV cells imported into the U.S. from China, whether alone or incorporated into modules. The announced cash deposit rates applicable to the Company were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). The Company paid all cash deposits due as a result of these determinations. The rates at which duties will be assessed and payable is subject to ongoing administrative reviews pursuant to a request by SolarWorld AG and may differ from the announced deposit rates. These duties could materially and adversely affect the Company's affiliated U.S. import operations and increase the Company's cost of selling into the United States, thus adversely affecting the Company's export sales to the United States, which is one of the Company's growing markets. A number of parties have challenged rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on those appeals are not expected before the end of 2014.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

17. COMMITMENTS AND CONTINGENCIES (Continued)

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action at the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions are those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. The USDOC and the USITC are investigating the validity of these claims. The USITC completed its preliminary phase investigation on February 14, 2014, and the USDOC's preliminary phase investigations are ongoing, with decisions currently expected in June. The Company was identified as one of a number of Chinese producers exporting subject goods to the U.S. market. The Company also has affiliated U.S. operations that import goods subject to these new investigations.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association including SolarWorld AG, the European Commission initiated an anti-dumping investigation concerning imports into the EU of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these products. In each investigation, the Company was identified as one of a number of Chinese exporting producers of these products to the EU market. The Company also has affiliated EU operations that import these products from China.

        Definitive anti-dumping duties and definitive countervailing measures were imposed on December 6, 2013. However, under the terms of an undertaking entered into with the European Commission, duties are not payable on the Company's products sold into the EU, so long as the Company respects a volume ceiling and minimum price arrangement set forth in that undertaking and until the measures expire or the European Commission withdraws the undertaking.

        In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States and Malaysia. The scope of the Indian complaint includes thin-film and CSPV cells and modules, as well as "glass and other suitable substrates." The period of investigation is from January 1, 2011 to June 30, 2012. The Company completed and submitted a "sampling questionnaire" and was chosen by the Indian authorities to be a sampled company. The Company submitted the data and its submitted data was subject to on-site verification by the Indian authorities from March 22, 2014 to March 26, 2014. The last stage of the investigation is the issuance of the final findings, which are due by the end of May 2014. This document will set forth its conclusions on product, dumping, injury and causal link, along with recommendations for any anti-dumping duties.

18. SEGMENT INFORMATION

        The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making decisions, allocating resources and assessing performance. The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer of the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

18. SEGMENT INFORMATION (Continued)

Company, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Company.

        The Company operates its business in two principal reportable business segments, i.e., module segment and project segment. The module segment primarily involves design, development, manufacture and sales of solar power products and solar system kits to third parties. The project segment involves solar power project development, EPC services and O&M services. Prior year information has been recast to be consistent with the current segment presentation. The Company's CODM reviews net revenue and gross profit and does not review balance sheet information by segment.

        The following table summarizes the Company's revenues and gross profit generated from each segment:

	Years Ended December 31, 2013
	Module Segment	Project Segment	Total
	$	$	$
Net revenues	1,331,428,929	322,927,135	1,654,356,064
Cost of revenues	1,152,320,216	226,340,877	1,378,661,093

Gross profit	179,108,713	96,586,258	275,694,971

	Years Ended December 31, 2012
	Module Segment	Project Segment	Total
	$	$	$
Net revenues	1,238,590,548	56,238,865	1,294,829,413
Cost of revenues	1,164,839,667	39,628,316	1,204,467,983

Gross profit	73,750,881	16,610,549	90,361,430

	Years Ended December 31, 2011
	Module Segment	Project Segment	Total
	$	$	$
Net revenues	1,787,929,364	110,992,742	1,898,922,106
Cost of revenues	1,623,402,007	93,238,485	1,716,640,492

Gross profit	164,527,357	17,754,257	182,281,614

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

18. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customer's headquarters:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Europe:
—Germany	795,265,303	422,038,906	72,186,472
—Spain	203,266,238	71,982,482	16,135,229
—Czech	8,421,667	8,059,076	1,681,169
—Italy	126,607,507	26,275,635	2,495,061
—Britain	20,341,272	28,266,410	32,901,446
—Others	79,298,703	99,837,219	54,937,272

Europe Total	1,233,200,690	656,459,728	180,336,649
The Americas:
—United States	192,380,838	254,096,258	215,262,233
—Canada	142,537,868	86,327,618	371,840,958
—Others	—	1,828,736	1,175,485

The Americas Total	334,918,706	342,252,612	588,278,676
Asia and other regions:
—PRC	128,856,693	89,120,632	199,663,742
—India	59,809,538	22,523,243	68,731,110
—Japan	97,550,677	120,248,386	483,787,914
—Others	44,585,802	64,224,812	133,557,973

Asia Total	330,802,710	296,117,073	885,740,739
Total net revenues	1,898,922,106	1,294,829,413	1,654,356,064

        The following table summarizes the Company's long-lived assets, including property, plant and equipment and project assets at December 31, 2012 and 2013 by geographic region, based on the physical location of the assets:

	At December 31, 2012	At December 31, 2013
	$	$
PRC	419,473,243	441,711,646
Canada	258,515,880	115,404,304
Others	10,364,104	11,324,825

Total long-lived assets	688,353,227	568,440,775

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

18. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's revenues generated from each product or service:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Solar power products	1,683,121,020	1,132,767,404	1,143,246,845
Solar system kits	95,787,118	92,624,999	149,767,825
Solar power projects	—	55,050,856	292,024,142
EPC services	110,992,742	658,927	29,878,653
O&M services	—	529,082	1,024,340
Others	9,021,226	13,198,145	38,414,259

Total net revenues	1,898,922,106	1,294,829,413	1,654,356,064

19. MAJOR CUSTOMERS

        Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31
	2011	2012	2013
	$	$	$
Company A	43,259,305	56,430,779	220,566,017
Company B	—	—	196,538,334

        The accounts receivable from the three customers with the largest receivable balances represents 15%, 7% and 6% of the balance of the account at December 31, 2013, and 10%, 8% and 8% of the balance of the account at December 31, 2012, respectively. The balance from the customer with the largest receivable balance is $42,655,751 and $25,276,990 as of December 31, 2013 and at December 31, 2012 respectively.

20. EMPLOYEE BENEFIT PLANS

        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost in 2013. The expense paid by the Company to these defined contributions schemes was $3,825,278, $5,880,203 and $4,740,434 for the years ended December 31, 2011, 2012 and 2013, respectively.

        In addition, in 2013, the Company is required by PRC law to contribute approximately 10%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $4,067,355, $6,012,889 and $5,461,137 for the years ended December 31, 2011, 2012 and 2013, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

21. SHARE-BASED COMPENSATION

        In March 2006, the Company adopted a share incentive plan, or the Plan. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors, employees and consultants to those of the shareholders and providing the directors, employees and consultants with an incentive for outstanding performance to generate superior returns to the shareholders. The Plan is also intended to motivate, attract and retain the services of the directors, employees and consultants upon whose judgment, interest and effort the successful conduct of the Company's operations is largely dependent. In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of options, restricted shares and RSUs under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of outstanding common shares of the Company on the first day of each of 2007, 2008 and 2009 and (b) 2.5% of the number of outstanding common shares of the Company outstanding on the first day of each calendar year after 2009. The Plan will expire on, and no awards may be granted after, May 8, 2021. Under the terms of the Plan, options are generally granted with an exercise price equal to the fair market value of the Company's ordinary shares and expire ten years from the date of grant.

Options to Employees

        As of December 31, 2013, there was $1,887,721 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 1.3 years. During the years ended December 31, 2011, 2012 and 2013, $3,382,786, $3,433,077 and $2,186,407 was recognized as compensation expense, respectively. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2011, 2012 and 2013.

        The Company utilizes the Binomial option-pricing model to estimate the fair value of stock options.

        The following assumptions were used to estimate the fair value of stock options granted in 2011, 2012 and 2013:

	2011	2012	2013
Risk free rate	2.76%~3.46%	3.15%	2.47%
Volatility ratio	77%~79%	78.79%	89.60%
Dividend yield	—	—	—
Annual exit rate	3.07%~4.37%	3.49%	3.58%
Exercise multiple	4.40-4.70	4.40	4.10

        The Company used the market yield of U.S. dollar dominated Chinese International government bonds with maturity periods that can cover the contractual life of the shares option for the risk-free rates. In 2011 and 2012, the expected volatility of the future ordinary share price was based on the price volatility of the Company and the shares of comparable companies in the industry, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued options. Volatility is estimated based on annualized standard deviation of daily stock price return

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

21. SHARE-BASED COMPENSATION (Continued)

of the Company and the comparable companies. In 2013, since the Company has been listed for approximately 7 years and its share price history is more comparable to the life of the issued options, the Company estimated the expected volatility based on the annualized standard deviation of its daily stock price return from the date of listing to the valuation date. The Company's dividend policy is to retain earnings for reinvestment purpose and the Company does not intend to distribute dividends, thus the dividend yield is assumed to be zero. The Company estimated the annual exit rates based on the historical general exit rate of staff at different levels. The Company estimated the exercise multiple based on the historical exercise pattern of prior employee stock options granted by the Company.

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Terms	Aggregate Intrinsic Value
		$		$
Options outstanding at January 1, 2013	2,605,827	10.25
Granted	69,900	8.29
Exercised	(1,198,749)	8.57
Forfeited	(300,118)	10.73

Options outstanding at December 31, 2013	1,176,860	11.73	6 years	22,405,886

Options vested or expected to be vested at December 31, 2013	1,110,301	11.79	6 years	21,133,838

Options exercisable at December 31, 2013	855,172	12.24	5 years	16,144,800

        The weighted average grant-date fair value of options granted in 2011, 2012 and 2013 was $6.50, $2.22 and $6.07, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $1,760,500, $38,958 and $20,439,470, respectively.

RSUs to Employees

        The Company granted 518,181, 1,400,237 and 1,361,623 RSUs to employees in 2011, 2012 and 2013, respectively. The RSUs entitle the holders to receive the Company's common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $3.6 million, $3.7 million and $4.9 million that will be recognized ratably over the vesting period for the RSUs granted in 2011, 2012 and 2013, respectively. In the years ended December 31, 2011, 2012 and 2013, the Company recognized nil, nil and $2,321,143 in compensation expense associated with these awards, respectively.

        As of December 31, 2013, there was $7,385,579 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.7 years.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

21. SHARE-BASED COMPENSATION (Continued)

        A summary of the RSU activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
		$
Unvested at January 1, 2013	1,670,531	4.40
Granted	1,358,456	5.07
Vested	(542,420)	6.58
Forfeited	(408,927)	4.10

Unvested at December 31, 2013	2,077,640	4.32

        The total fair value of RSUs vested during the years ended December 31, 2011, 2012 and 2013 was nil, $1,007,340 and $1,944,483, respectively.

22. SUBSEQUENT EVENTS

        In February 2014, the Company closed an offering of 3,194,700 common shares and a concurrent offering of $150 million convertible senior notes. The Company received net proceeds of approximately $255.7 million from these offerings, after deducting discounts and commissions but before offering expenses.

        Between January 1 and March 31, 2014, the Company obtained new bank borrowings of $339.0 million, of which $220.9 million have due dates before December 31, 2014, and $118.1 million have due dates beyond December 31, 2014.

        Between January 1 and March 31, 2014, the Company renewed $371.3 million bank facilities with due dates beyond December 31, 2014.

Additional Information—Financial Statement Schedule I

Canadian Solar Inc.

        Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.'s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2013 of $364,991,380, exceeded the 25% threshold.

        The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31, 2012	December 31, 2013
	(In U.S. dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	11,247,306	29,585,498
Accounts receivable trade, net of allowance for doubtful accounts of $8,946,661 and $5,209,909 at December 31, 2012 and 2013, respectively	2,567,756	351,207
Inventories	2,984,075	156,179
Amounts due from related parties—current	214,254,589	128,261,643
Prepaid expenses and other current assets	10,552,409	2,240,692

Total current assets	241,606,135	160,595,219
Investment in subsidiaries	209,194,706	252,177,589
Deferred tax assets, net	5,269,609	4,863,395
Amount due from related parties—non-current	150,000,000	150,000,000
Other non-current assets	35,356,421	28,491,395

TOTAL ASSETS	641,426,871	596,127,598

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	68,000,000	12,246,050
Accounts payable	4,104	13,127
Amounts due to related parties	159,471,359	141,139,539
Other current liabilities	6,616,028	3,936,495

Total current liabilities	234,091,491	157,335,211
Accrued warranty costs	32,833,031	18,188,694
Long-term borrowings	70,063,488	16,393,089
Liability for uncertain tax positions	13,540,026	13,681,821
TOTAL LIABILITIES	350,528,036	205,598,815

Equity:
Common shares—no par value: unlimited authorized shares, 43,242,426 and 51,034,343 shares issued and outstanding at December 31, 2012 and 2013, respectively	502,561,705	561,241,785
Additional paid-in capital	(38,296,275)	(32,121,269)
Accumulated deficit	(224,162,124)	(192,502,847)
Accumulated other comprehensive income	50,795,529	53,911,114

TOTAL EQUITY	290,898,835	390,528,783

TOTAL LIABILITIES AND EQUITY	641,426,871	596,127,598

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31
	2011	2012	2013
	(In U.S. dollars)
Net revenues	829,016,524	111,414,327	11,802,218
Cost of revenues	792,643,306	80,190,744	5,282,597

Gross profit	36,373,218	31,223,583	6,519,621

Operating expenses:
Selling expenses	10,411,256	3,649,131	3,520,618
General and administrative expenses	13,461,891	11,955,578	5,724,288
Research and development expenses	1,255,945	764,145	714,980

Total operating expenses	25,129,092	16,368,854	9,959,886

Income (loss) from operations	11,244,126	14,854,729	(3,440,265)

Other income (expenses):
Interest expense	(267,979)	(255,502)	—
Interest income	474,886	1,559,207	12,021,534
Foreign exchange gain (loss)	3,261,933	(622,816)	(8,454,989)
Others	—	—	427,560

Other income, net:	3,468,840	680,889	3,994,105

Profit before income taxes and equity in earnings of subsidiaries and unconsolidated investees	14,712,966	15,535,618	553,840
Income tax expense	(6,742,827)	(7,441,590)	(1,275,114)
Equity in earnings (loss) of subsidiaries	(98,774,339)	(202,699,044)	35,132,523
Equity in earnings (loss) of unconsolidated investees	—	(863,675)	(2,751,973)

Net Income (loss)	(90,804,200)	(195,468,691)	31,659,276

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2011	2012	2013
	(In U.S. dollars)
Net income (loss)	(90,804,200)	(195,468,691)	31,659,276
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	17,093,766	5,239,819	3,115,584

Comprehensive income (loss) attributable to Canadian Solar Inc.	(73,710,434)	(190,228,872)	34,774,860

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2011	2012	2013
	(In U.S. dollars)
Operating activities:
Net Income (loss)	(90,804,200)	(195,468,691)	31,659,276
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,864	6,950	5,092
Allowance for doubtful debts	5,829,275	8,369,187	1,872,247
Amortization of discount on debt	44,485	49,699	—
Equity in earnings (loss) of subsidiaries	98,774,339	202,699,044	(35,132,523)
Equity in earnings (loss) of unconsolidated investees	—	863,675	2,751,973
Share-based compensation	4,060,838	5,185,242	6,175,006
Changes in operating assets and liabilities:
Inventories	17,598,617	9,840,507	2,827,896
Accounts receivable trade	99,826,223	(1,317,532)	627,106
Amounts due from related parties	(126,832,013)	(121,173,334)	85,992,946
Advances to suppliers	11,973,762	(293,911)	(282,804)
Other current assets	6,399,566	(7,540,414)	8,311,717
Other non-current assets	(9,177,091)	(20,387,009)	6,860,201
Accounts payable	(10,083,933)	79	9,023
Advances from customers	(216,370)	(452,417)	(121,511)
Amounts due to related parties	17,530,108	(18,298,349)	(18,331,820)
Accrued warranty costs	5,416,935	431,138	(14,644,337)
Other current liabilities	(9,034,605)	(4,255,036)	(2,558,022)
Liability for uncertain tax positions	103,902	1,975,793	141,795
Deferred taxes	384,345	5,718,014	406,214

Net cash provided by (used in) operating activities	21,800,047	(134,047,365)	76,569,475

Investing activities:
Decrease (increase) in restricted cash	25,894,969	5,731,365	—
Investment in subsidiaries	(75,955,691)	(13,319,864)	(10,602,333)
Purchases of property, plant and equipment	—	(3,589)	(266)

Net cash used in investing activities	(50,060,722)	(7,592,088)	(10,602,599)

Financing activities:
Proceeds from short-term borrowings	—	68,000,000	—
Repayment of short-term borrowings	—	—	(55,753,950)
Proceeds from long-term borrowings	—	70,063,488	—
Repayment of long-term borrowings	—	—	(53,670,399)
Payment for repurchase of convertible senior notes	—	(1,000,000)	—
Proceeds from issuance of warrants	—	2,500,000	—
Proceeds from issuance of common shares offering	—	—	50,000,000
Issuance costs paid for common shares offering	—	—	(2,112,623)
Proceeds from exercise of stock options	1,256,948	158,766	10,792,703

Net cash provided by financing activities	1,256,948	139,722,254	(50,744,269)

Effect of exchange rate changes	17,093,770	5,239,819	3,115,585

Net increase (decrease) in cash and cash equivalents	(9,909,957)	3,322,620	18,338,192
Cash and cash equivalents at the beginning of the year	17,834,643	7,924,686	11,247,306
Cash and cash equivalents at the end of the year	7,924,686	11,247,306	29,585,498

Supplemental disclosure of cash flow information:
Interest paid	223,495	255,502	—
Income taxes paid	13,575,821	290,813	297,643

Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
CSI Solartronics (Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Research and developing solar modules
CSI Solar Manufacture Inc.	PRC January 7, 2005	100%	Production of solar modules
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of modules
CSI Project Consulting GmbH	Germany May 26, 2009	70%	Developing solar power project
Canadian Solar Japan K.K.	Japan June 21, 2009	90.67%	Sales and marketing of modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project
CSI Solar Power (China) Inc.	PRC July 7, 2009	100%	Investment holding
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of modules
Canadian Solar (Australia) Pty., Ltd.	Australia February 3, 2011	100%	Sales and marketing of modules
Canadian Solar International Ltd.	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O&M (Ontario) Inc.	Canada May 10, 2011	100%	Developing solar power project
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	80%	Production of solar module materials
Canadian Solar South East Asia Pte., Ltd.	Singapore September 19, 2011	100%	Sales and marketing of modules
Canadian Solar Manufacturing (Suzhou) Inc.	PRC February 13, 2012	61%	Manufacture of solar modules, cells
Canadian Solar South Africa Pty., Ltd.	South Africa June 22,2012	100%	Sales and marketing modules
Canadian Solar Brasil Servicos De Consultoria EM Energia Solar Ltda.	Brazil November 14, 2012	100%	Consulting services in energy solutions, certification and importation of photovoltaic modules
Canadian Solar Middle East Limited	United Arab Emirates December 10, 2012	100%	Energy generation and distribution
Canadian Solartronics (Suzhou) Co., Ltd.	PRC March 14, 2013	100%	Developing solar power project
Canadian Solar (Thailand) Ltd.	Thailand March 29, 2013	100%	Developing solar power project
Canadian Solar Component Corporation	Canada August 2, 2013	100%	Manufacture of solar modules, cells, and components