Form 20-F
period 2014-12-31
Canadian Solar Inc.
filed 2015-04-23
CIK 1375877

Use these links to rapidly review the document

CANADIAN SOLAR INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

           55,161,856 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2014.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

  •
  "$," "US$" and "U.S. dollars" are to the legal currency of the United States, or U.S.;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "C$" and "Canadian dollars" are to the legal currency of Canada;

  •
  "€" and "Euro" are to the legal currency of the Economic and Monetary Union of the European Union;

  •
  "Yen" and "Japanese yen" are to the legal currency of Japan;

  •
  "W," "kW," "MW" and "GW" are to watts, kilowatts, megawatts and gigawatts, respectively;

  •
  "AC" and "DC" are to alternating current and direct current, respectively;

  •
  "PV" is to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

  •
  "EPC" is to engineering, procurement and construction;

  •
  "shares" and "common shares" are to common shares, with no par value, of Canadian Solar Inc.;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau; and

  •
  "EU" refers to the European Union.

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 and as of December 31, 2013 and 2014.

        We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros, Japanese yen and Canadian dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York to translate Renminbi, Euros and Canadian dollars to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report. Unless otherwise stated, the translation of Renminbi, Euros and Canadian dollars into U.S. dollars was made by the noon buying rate in effect on December 31, 2014, which was RMB6.2046 to $1.00, €0.8264 to $1.00, Japanese yen 119.8500 to $1.00 and C$1.1601 to $1.00. We make no representation that the Renminbi, Euro, Canadian dollar, or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, Canadian dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

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

  •
  our ability to develop, build and sell solar power projects in Canada, the U.S., Japan, China, Brazil, the United Kingdom and elsewhere; and

  •
  our beliefs with respect to the outcome of the investigations and litigation to which we are a party.

        Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. See "Item 3. Key Information—D. Risk Factors" for a discussion of some of the risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report may include additional factors that could adversely influence our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. We cannot predict all risk factors, nor can we assess the impact of all or any of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

Selected Consolidated Financial and Operating Data

        The following selected statement of operations data for the years ended December 31, 2012, 2013 and 2014 and balance sheet data as of December 31, 2013 and 2014 have been derived from our consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial and operating data in conjunction with those financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F.

        Our selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 were derived from our consolidated financial statements that are not included in this annual report.

        All of our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

	For the years ended, or as of, December 31,
	2010	2011	2012	2013	2014
	(In thousands of $, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	1,495,509	1,898,922	1,294,829	1,654,356	2,960,627
Income (loss) from operations	120,299	6,833	(142,516)	130,816	366,314
Net income (loss)	50,828	(90,903)	(195,155)	45,565	243,887
Net income (loss) attributable to Canadian Solar Inc.	50,569	(90,804)	(195,469)	31,659	239,502
Earnings (loss) per share, basic	1.18	(2.11)	(4.53)	0.68	4.40
Shares used in computation, basic	42,839,356	43,076,489	43,190,778	46,306,739	54,408,037
Earnings (loss) per share, diluted	1.16	(2.11)	(4.53)	0.63	4.11
Shares used in computation, diluted	43,678,208	43,076,489	43,190,778	50,388,284	59,354,615
Other financial data:
Gross margin	15.3%	9.6%	7.0%	16.7%	19.6%
Operating margin	8.0%	0.4%	(11.0)%	7.9%	12.4%
Net margin	3.4%	(4.8)%	(15.1)%	2.8%	8.2%

	For the years ended, or as of, December 31,
	2010	2011	2012	2013	2014
	(In thousands of $, except share and per share data, and operating data and percentages)
Selected operating data:
Solar power products sold (in MW)
—Solar module business	779.1	1,265.6	1,490.1	1,736.1	2,358.5
—Total solutions business(1)	24.4	56.9	53.0	157.9	454.1

Total	803.5	1,322.5	1,543.1	1,894.0	2,812.6

Average selling price (in $ per watt)
—Solar module business	1.80	1.34	0.77	0.67	0.67
Balance Sheet Data:
Net current assets (liabilities)	259,332	59,131	(98,046)	(59,003)	366,621
Total assets	1,423,367	1,879,809	2,259,313	2,453,735	3,072,424
Net assets	534,984	466,978	301,583	401,498	729,574
Long-term borrowings	69,458	88,249	214,563	151,392	134,300
Convertible notes	906	950	—	—	150,000
Common shares	501,146	502,403	502,562	561,242	675,236
Number of shares outstanding	42,893,044	43,155,767	43,242,426	51,034,343	55,161,856

(1)
Total solutions business consists primarily of solar power project development, EPC services, operating and maintenance, or O&M, services, electricity revenue generation and sales of solar system kits.

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

        We are influenced by conditions in the solar power market and industry. In 2010, demand for solar power products increased and many manufacturers increased their production capacity accordingly as the effects of the global financial crisis subsided. In 2011, a decrease in payments to solar power producers in the form of feed-in tariffs and other reimbursements, a reduction in available financing and an excess supply of solar modules worldwide put severe downward pressure on solar module prices in European and other markets. As a result, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, were adversely affected and their financial condition weakened. Although our shipments increased year-over-year in 2012, 2013 and 2014, average selling prices for our solar modules declined. Over the past several quarters, oversupply conditions across the value chain, difficult economic conditions in Europe and foreign trade disputes in the U.S., Europe, India and China have affected industry-wide demand and put pressure on average selling prices, resulting in lower revenue for many industry participants. If the supply of solar modules grows faster than demand, and if governments continue to reduce financial support for the solar industry and impose trade barriers, demand for our products as well as our average selling price could be materially and adversely affected.

        Demand in Europe generally remains weak as a result of reductions in feed-in-tariffs in Germany and the elimination of feed-in-tariffs in Italy, the two largest European markets over the past several years. Although demand in other regions, including China, Japan, the U.S. and India, as well as many other emerging markets in Asia, the Middle East and Africa, has offset the decline in European demand, we cannot assure you that this demand will be sustainable or that any recent positive trends in supply or demand balance will persist.

        The demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. For example, a reduction in oil and coal prices may reduce the demand for alternative energy. During 2012, 2013 and 2014, a decrease in solar power tariffs in many markets put downward pressure on the price of solar systems in most regions. We may be adversely affected by volatile solar power market and industry conditions. Our growth and profitability depend on the demand for and the prices of solar power products.

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

        Furthermore, solar power projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar power projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could render existing funding more expensive and present an obstacle for potential funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar power projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for products they have agreed to purchase. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion and materially and adversely affect our results of operations. Concerns about government deficits and debt in the EU have increased bond spreads in certain solar markets, such as Greece, Spain, Italy and Portugal. The cash flow of a solar power project is often derived from government-funded or government-backed feed-in tariffs. Consequently, the availability and cost of funding solar power projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located. Therefore, credit agency downgrades of nations in the EU or elsewhere could decrease the credit available for solar power projects, increase the expected rate of return compared to bond yields, and increase the cost of debt financing for solar power projects in countries with a higher perceived sovereign credit risk.

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

        Historically, the solar module business has accounted for the majority of our net revenues—88.5%, 71.4% and 55.5% in 2012, 2013 and 2014, respectively. However, we have, in recent years, increased our investment in, and management attention on, our total solutions business, which consists primarily of solar power project development, EPC services, O&M services, electricity revenue generation and sales of solar system kits. As we continued to expand our business into the downstream segment of the industry, our total solutions business accounted for 44.5% of our net revenues in 2014, an increase from 28.6% in 2013. In 2015, we intend to hold more project assets to generate revenue from the sales of electricity.

        As a greater portion of our net revenues is derived from our total solutions business, we will be increasingly exposed to the risks associated with this business. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our total solutions business and our ability to expand our solar power project pipeline include:

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

        If we are unable to successfully expand our total solutions business, and in particular, our solar power project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability, and generate the cash flows we have currently forecasted.

Governments may revise, reduce or eliminate subsidies and economic incentives for solar energy, which could cause demand for our products to decline.

        The market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a feed-in tariff, depends largely on the availability and size of government subsidy programs and economic incentives. At present, the cost of solar power exceeds retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries, most notably Germany, Italy, the Czech Republic, the U.S., Japan, Canada (Ontario), South Korea, India, France, Australia and the United Kingdom, have provided incentives in the form of feed-in tariffs, rebates, tax credits, renewable portfolio standards and other incentives. These governments have implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of these government mandates and economic incentives have been or are scheduled to be reduced or eliminated altogether. It is likely that this trend will continue, possibly until subsidies for solar energy are phased out completely.

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

Imposition of anti-dumping and countervailing duty orders in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects.

        In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the U.S. at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on Chinese-origin CSPV cells. We were identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations.

        On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. The rates at which duties will be assessed and payable are subject to ongoing administrative reviews that are likely to conclude in July 2015 and may differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the U.S. A number of parties have challenged the rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015.

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. We were identified as one of a number of Chinese producers exporting subject goods to the U.S. market. On December 16, 2014, the USDOC issued final affirmative determinations in these anti-dumping and countervailing duty investigations. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on subject CSPV imports from China. Cash deposit rates for our subject Chinese-origin products were announced as being 30.06% (anti-dumping duty) and 38.43% (countervailing duty). The rates at which duties will be assessed and payable will be subject to administrative reviews beginning in 2016. Those reviews may result in duty rates that differ from the announced deposit rates. A number of parties have appealed these USDOC and USITC rulings to the U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an anti-dumping investigation concerning imports into the EU of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. In each investigation, we were identified as one of a number of Chinese exporting producers of these products to the EU market. On December 6, 2013, the EU imposed definitive anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. Under the terms of an undertaking entered into with the European Commission, duties are not payable on our products sold into the EU, so long as we respect the terms and conditions of the undertaking, including a volume ceiling and minimum import price arrangement, and until the measures expire or the European Commission withdraws the undertaking.

        In February 2014, we filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive anti-dumping measures and of the regulation imposing the definitive countervailing measures. These actions for annulment are ongoing.

        On March 5, 2015, the European Commission disclosed that it was proposing to withdraw acceptance of the undertaking as regards to us. The European Commission alleged that we (i) provided certain non-reported benefits to our customers and thereby violated the minimum price requirements, (ii) made parallel sales of modules covered and modules not covered by the undertaking to the same customers, in excess of the permissible limits, and (iii) used one original equipment manufacturer to assemble modules outside of China, rendering the monitoring of the undertaking impracticable. We are contesting this proposal, as we believe that none of our actions constitutes a breach of our commitments. Timing for a decision is uncertain. Should the undertaking be withdrawn, duties could be assessed on imports of our modules and cells originating in or consigned from China.

        In Canada, in December 2014, the Canadian government initiated concurrent anti-dumping and countervailing duties investigations on imported solar modules and laminates from China. The scope of the investigations includes thin-film and CSPV modules and laminates over 100 W, but not cells. We completed and submitted a complete request for information response to the Canada Border Services Agency, or CBSA, and provided views and legal arguments in opposition to a preliminary finding of injury as a domestic Canadian producer to the Canadian International Trade Tribunal. We submitted the data and our submitted data was subject to on-site verification by Canadian officials from March 23, 2014 to March 26, 2015. In June 2015, the CBSA will release its final determinations of dumping and subsidization and the last stage of the injury investigation will proceed by way of a hearing on the evidence of material injury and threat of injury to the domestic Canadian industry. Termination of the proceeding or a finding resulting in the imposition of duties will be announced on July 3, 2015.

        In China, on January 20, 2014, China's Ministry of Commerce announced definitive anti-dumping and countervailing duties on imports of solar-grade polysilicon from the U.S. and South Korea. The anti-dumping duty rates are as high as 57% for U.S. suppliers and 48.7% for South Korean suppliers, while the countervailing duty rate is as high as 2.1% for certain U.S. suppliers. These duties did not materially increase our cost of production in 2014, and we will continue to evaluate whether to source any significant amount of our polysilicon from the U.S. or South Korea during 2015. In addition, on April 30, 2014, China's Ministry of Commerce announced definitive anti-dumping and countervailing duties on imports of solar-grade polysilicon from the EU. The anti-dumping duty rates are as high as

42%, while the countervailing duty rate is as high as 1.2%. Since we did not source any solar-grade polysilicon from the EU in recent years, these duties have no effect on us.

        The U.S., EU and Canada are important markets for us. The imposition of anti-dumping and countervailing duties in these markets may result in additional costs to us and/or our customers, which may materially and adversely affect our business, results of operations, financial conditions and future prospects.

Our project development and construction activities may not be successful; projects under development may not receive required permits, property rights, power purchase agreements, interconnection and transmission arrangements; and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

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

        In contrast to developing solar modules, developing solar power projects requires more management attention to negotiate the terms of our engagement and monitor the progress of the solar power project which may divert management's attention from other matters. In addition, we have recently acquired Recurrent Energy, LLC, or Recurrent, a leading solar energy developer located in California and Texas. As a result of the acquisition, we may be faced with additional risks in our total solutions business, including among others, those associated with integrating into our operations the personnel, operations, services, internal controls and financial reporting of companies we acquire and sharing proprietary information.

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

        Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry experienced an oversupply of high-purity silicon beginning in 2009, which contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. Demand for solar power products remained soft through 2012 but began to pick up in the second half of 2013. The average selling price of our solar modules decreased from $1.80 per watt in 2010 to $1.34 per watt in 2011, $0.77 per watt in 2012, $0.67 per watt in 2013 and $0.67 per watt in 2014, in large part because the increase in the supply of solar cells and modules was greater than the increase in the demand thus putting pressure on solar power products across all stages of the value chain. As a result of the decline in our solar module selling prices, our revenue declined in 2012, even though our solar module shipment volume for the year increased. In addition, because solar module selling prices declined at a rapid rate, we suffered losses in the form of inventory write-downs, as the market price of modules consistently fell below the carrying cost of our inventory. Lower price realizations and inventory write-downs in 2012 put downward pressure on our gross profit and operating margins. While we believe that the industry has entered into relative balance between capacity and demand at low prices due to industry consolidation, more markets entering into grid parity with reduced dependence on government subsidies and growth in emerging markets, increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share. Moreover, due to fluctuations in the supply and price of solar power products throughout the value chain, we cannot assure you that we will be able, on an ongoing basis, to procure silicon, wafers and cells at reasonable costs if any of the above risks materializes. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will continue to be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

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

        Under our supply agreements with certain silicon wafer suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. As of December 31, 2014, the balance of the advance payments that we have made to GCL, Deutsche Solar, LDK and the UMG-Si supplier totaled $44.3 million.

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

        In 2007, we entered into a three-year agreement with LDK under which we purchased specified quantities of silicon wafers and LDK converted our reclaimed silicon feedstock into wafers. In June 2008, we entered into two 10-year wafer supply agreements with LDK, under which we agreed to purchase specified volumes of wafers at pre-determined prices each year, commencing January 1, 2009. In April 2010, we gave LDK a termination notice for these supply agreements on the grounds that they refused to deduct from the selling price the deposits paid by us previously. We also initiated arbitration proceedings against LDK under the agreements, seeking a refund of the initial deposits that we paid to them. In December 2012, the Shanghai Branch of the China International Economic and Trade Arbitration Commission, or CIETAC Shanghai Branch, awarded RMB248.9 million plus RMB2.2 million in arbitration expenses in favor of LDK, including RMB60.0 million of previously paid deposits. In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award. However, the Jiangsu Provincial High Court has ordered that this dismissal by the Suzhou Intermediate Court be subject to a retrial, which has already taken place and for which we are now awaiting the outcome. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." We recorded a full bad debt allowance against this initial deposit in 2009. We made a loss provision totaling RMB188.9 million in 2012 following the arbitration award in favor of LDK but reversed this provision following the Suzhou Intermediate Court's May 2013 decision to dismiss a request by LDK to enforce the arbitration award against us. Although we dispute the merits of the proceedings brought against us by LDK and will defend ourselves vigorously against these claims, if the Suzhou Intermediate Court reverses its May 2013 decision, we would be liable for a payment of RMB191.2 million to LDK and we currently do not have any provision in our accounts for this amount. We cannot assure you that the courts will find in our favor or that LDK will not attempt to bring additional claims against us, the outcomes of which could potentially have an adverse effect on our results of operations and financial condition. In March 2014, LDK filed an application for arbitration with CIETAC in Shanghai, seeking for (i) compensation of RMB530.0 million for economic losses (including losses of potential profits) caused by the alleged breach of the June 2008 agreements; (ii) attorney fees of RMB1.2 million; and (iii) arbitration expenses. CIETAC sent the Notice of Arbitration to us on April 8, 2014. We believe the claims stated in the new application for arbitration overlap with the previous action that CIETAC Shanghai Branch has already decided upon, and which the Suzhou Intermediate Court refused to enforce. We filed objection to jurisdiction to CIETAC in April 2014, but CIETAC dismissed it. Therefore, we counterclaimed against LDK in July 2014, seeking for (i) a refund of the advance payment of RMB35.0 million ($5.6 million); (ii) attorney fees of RMB1.0 million ($0.2 million); and (iii) arbitration expenses. The hearing was held in October 2014 in Shanghai. CIETAC has not yet ruled on this case.

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

        The market for electricity generation products in the countries where we sell our products is heavily influenced by federal, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could result in a significant reduction in the potential demand for our solar power products. We expect that our solar power products and their installation will continue to be subject to federal, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and customers, which could cause a significant reduction in demand for our solar power products.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

        We have a large number of competitors, including non-China-based competitors such as First Solar, Inc., or First Solar, and SunPower Corporation, or SunPower, and China-based competitors such as Yingli Green Energy Holding Company Limited, or Yingli, Trina Solar Limited, or Trina, JA Solar Co., Limited, or JA Solar, and JinkoSolar Holding Co., Limited, or Jinko. Some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. Some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

If sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not increase or may continue to decline, and we may be unable to sustain our profitability.

        The solar power market is still at a relatively early stage of development and future demand for solar power products is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Europe, the U.S., Japan, China, Canada, Brazil and India may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

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

        The international marketing, distribution and sale of our products expose us to a number of risks, including:

  •
  fluctuating sources of revenues;

  •
  difficulties in staffing and managing overseas operations;

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

        Our revenue sources have fluctuated significantly over recent years. For example, in 2008, 89.5% of our revenues were attributable to Europe, while only 4.6% and 5.9% were attributable to the Americas and Asia and others, respectively. However, in 2014, Europe contributed only 8.1% of our revenues, while the Americas contributed 60.7% and Asia and others contributed 31.2%. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions becomes more prominent. This may adversely influence our financial performance.

Our significant international operations expose us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the countries where we operate.

        We intend to continue to extend our global reach and capture market share in various global markets. In doing so, we will be exposed to various risks, including political, regulatory, labor and tax risks. Furthermore, we may need to make substantial investments in our overseas operations, both initially and on an ongoing basis, in order to attain longer-term sustainable returns. These investments could negatively impact our financial performance before sustainable profitability is recognized.

We face risks related to private securities litigation.

        Our company and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013, and subsequently affirmed by the circuit court in December 2013. The lawsuit in Canada continues. As a preliminary matter, we challenged the Ontario Court's jurisdiction to hear the plaintiff's claim, but this motion was unsuccessful. In September 2014, the plaintiff obtained an order granting him leave to assert the statutory cause of action under the Ontario Securities Act for certain of his misrepresentation claims. In January 2015, the plaintiff obtained an order for class certification in respect of the claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act, or CBCA. We are seeking leave to appeal from specific aspects of these two decisions. The motion for leave to appeal will be decided in 2015. There is no guarantee that we will not become party to additional lawsuits. If the case goes to trial, the Canadian action could require significant management time and attention and result in significant legal expenses. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. If we were to lose a class action suit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

Our quarterly operating results may fluctuate from period to period.

        Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

  •
  the average selling prices of our solar power products;

  •
  the timing of completion of construction of our solar power projects;

  •
  changes in payments from off-takers for solar power plants already in operation;

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

  •
  foreign currency fluctuations, particularly in Euro, RMB, Canadian dollar and Japanese yen;

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

        The majority of our sales in 2014 are denominated in Canadian dollars, U.S. dollars and Japanese yen, with the remainder in other currencies such as Euros, Renminbi and Australian dollars. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollar, Euro, Renminbi, Canadian dollar and Japanese yen, may result in foreign exchange gains or losses. We recorded foreign exchange losses of $10.7 million, $51.5 million and $32.2 million in 2012, 2013 and 2014, respectively.

        The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. In late 2005, China amended its policy of tracking the value of the Renminbi to the U.S. dollar. The new policy permitted the Renminbi to fluctuate against a basket of foreign currencies, which caused the Renminbi to appreciate by approximately 21.5% against the U.S. dollar over the following three years. Since 2008, the Renminbi has fluctuated against other freely traded currencies. In June 2010, the PRC government announced that it would allow greater flexibility for the Renminbi to fluctuate against the U.S. dollar, which resulted in further appreciation of the Renminbi. Between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated by approximately 12.0% against the U.S. dollar, although in 2014, the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar. We cannot provide any assurances that the policy of the PRC government will not affect or the manner in which it may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. In addition to collateral requirements to enter into hedging contracts, there are notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. The effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and downside protection. We recorded a loss on change in foreign currency derivatives of $4.4 million 2012, a gain on change in foreign currency derivatives of $10.8 million in 2013, and a gain on change in foreign currency derivatives of $19.7 million in 2014. The gains or losses on change in foreign currency derivatives are related to our hedging program.

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

        Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as Canada, due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of our solar power projects. Demand from other countries, such as the U.S. and China, may also be subject to significant seasonality. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

        Construction of our solar power projects may require us to obtain project financing. There can be no assurance that we will be able to do so on terms acceptable to us or at all. If we are unable to obtain project financing, or if it is only available on terms which are not acceptable to us, we may be unable to fully execute our business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar power projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar power projects, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations.

        We require significant cash flow and funding to support our operations. As a result, we rely on short-term borrowings to provide working capital for our daily operations. Since the majority of our short-term borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. In 2013 and 2014, we successfully extended our short-term borrowings and, as of December 31, 2014, we had outstanding short-term borrowings of $594.2 million with Chinese banks. Between January 1, 2015 and March 31, 2015, we obtained new borrowings of approximately $258.4 million from Chinese banks, including $43.3 million with due dates beyond December 31, 2015. Also, between January 1, 2015 and March 31, 2015, we renewed existing bank facilities of approximately $503.5 million from Chinese banks with due dates beyond December 31, 2015.

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

        In the past, we were required to make prepayments to certain suppliers of silicon wafers and cells and silicon raw materials. Although we require certain customers to make partial prepayments, there is generally a lag between the due date for the prepayment of purchased silicon wafers and cells and silicon raw materials and the time that our customers make prepayments. In the event that our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations.

Credit terms offered to some of our customers expose us to the credit risks of such customers and may increase our costs and expenses, which could in turn materially and adversely affect our revenues, liquidity and results of operations.

        We offer some customers unsecured short-term or medium-term credit based on their creditworthiness and market conditions. As a result, our claims for payments and sales credits rank as unsecured claims, which expose us to credit risk if our customers become insolvent or bankrupt.

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

        We purchase silicon raw materials, which include solar grade silicon, silicon wafers and solar cells, from a limited number of third-party suppliers. Our largest supplier of raw materials by dollar amount of purchases accounted for approximately 18.1%, 23.8% and 19.6% of our total raw materials purchases in 2012, 2013 and 2014, respectively.

        In 2014, our major suppliers of silicon wafers include GCL, Konca Solar Cell., Ltd, or Konca, and Suzhou Dongtai Solar Energy Technology Co., Ltd., or Dongtai. Our major suppliers of solar cells in 2014 include Topcell Solar International Co., Ltd, or Topcell, Neo Solar and Motech Industries, Inc., or Motech. These suppliers may not always be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price our products competitively. Supply may also be interrupted by accidents, disasters or other unforeseen events beyond our control. The failure of a supplier, for whatever reason, to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and cause legal disputes with our customers.

We are developing and commercializing higher conversion efficiency cells, but we may not be able to mass-produce these cells in a cost effective way, if at all.

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

        In April 2010, we began entering into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. However, potential warranty claims may exceed the scope or amount of coverage under this insurance and, if they do, they could materially and adversely affect our business.

We may not continue to be successful in developing and maintaining a cost-effective solar cell manufacturing capability.

        We plan to continue expanding our in-house solar cell manufacturing capabilities to support our solar module manufacturing business. Our annual solar cell production capacity was at 1.5 GW as of December 31, 2014. To remain competitive going forward, we intend to expand our annual solar cell production capacity to meet expected growth in demand for our solar modules. However, we only have limited and recent operating experience in this area and may face significant product development challenges in our solar cell operations. Manufacturing solar cells is a complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause no yield output or production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material and adverse effect on our business and prospects. For example, we have in the past purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them from third parties. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

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

        We completed the initial phase of our silicon ingot and wafer plant in the third quarter of 2008 and reached a capacity of approximately 260 MW as of December 31, 2014. We have limited prior operational experience in ingot and silicon wafer production and face significant challenges in further increasing our internal production capabilities. The technology is complex and requires costly equipment and highly skilled personnel. In addition, we may experience delays in further developing these capabilities and in obtaining the governmental permits required to carry on these operations.

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

        We frequently look for and evaluate opportunities to acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with integrating their personnel, operations, services, internal controls and financial reporting into our operations as well as the loss of control of operations that are material to our business. Moreover, it could be expensive to make strategic acquisitions, investments and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. We cannot assure you that we will be able to successfully make strategic acquisitions and investments and successfully integrate them into our operations or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

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

        We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies. Our top five customers by revenues collectively accounted for approximately 25.5%, 38.3% and 33.6% of our net revenues in 2012, 2013 and 2014, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

        As of March 31, 2015, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 13,387,961 common shares, or 24.0% of our outstanding shares. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers and acquisition, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

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

        We are required to comply with all national and local environmental regulations. Our business generates noise, wastewater, gaseous wastes and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as our business has expanded. We believe that we comply with all relevant environmental laws and regulations and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

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

        As we develop and bring to market new solar power products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of March 31, 2015, we had 300 patents and 142 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have three U.S. patents, issued in November 2009, February 2010 and December 2014, respectively. We also have one patent in Europe. We have registered the "Canadian Solar" trademark in the U.S., Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates, Hong Kong and Peru and we have applied for registration of the "Canadian Solar" trademark in a number of other countries. As of March 31, 2015, we had 59 registered trademarks and five trademark applications pending in the PRC, and 43 registered trademarks and 30 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

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

        We are subject to the reporting obligations under U.S. securities laws. The Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company's internal controls over financial reporting. As of December 31, 2014, our management concluded that our internal control over financial reporting was effective. However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

The audit report included in this annual report on Form 20-F was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

        The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        Beginning in 2011, the Chinese affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the "big four" accounting firms. The accounting firms were, however, advised and directed that, under China law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the China Securities Regulatory Commission, or CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the "big four" accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm's ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

        In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of their shares to be adversely affected.

        If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the NASDAQ Stock Market LLC, or Nasdaq, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

You may have difficulty enforcing judgments obtained against us.

        We are a corporation organized under the laws of Canada and a substantial portion of our assets is located outside of the U.S. A substantial portion of our current business operations is conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the U.S. A substantial portion of the assets of these persons is located outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons. It may also be difficult for you to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents of the U.S. and whose assets are located in significant part outside of the U.S. In addition, there is uncertainty as to whether the courts of Canada or the PRC would recognize or enforce judgments of U.S. courts against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In addition, it is uncertain whether the Canadian or PRC courts would be competent to hear original actions brought in Canada or the PRC against us or our officers and directors predicated upon the securities laws of the U.S. or any state.

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

        Certain of our PRC subsidiaries, such as CSI Solar Manufacture Inc., or CSI Manufacturing, CSI Cells Co. Ltd., or CSI Cells, Canadian Solar Manufacturing (Luoyang) Inc., or CSI Luoyang Manufacturing, Canadian Solar Manufacturing (Changshu) Inc., or CSI Changshu Manufacturing, once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5%. However, these benefits have now expired. In 2014, only Suzhou Sanysolar Materials Technology Co., Ltd., which is recognized as an HNTE and satisfies applicable statutory requirements, enjoys a reduced enterprise income tax rate of 15%. As most of the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

There are significant uncertainties in our tax liabilities regarding our income under the EIT Law.

        We are a Canadian company with substantially all of our manufacturing operations in China. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. The Circular on Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income. If our global income is subject to PRC enterprise income tax at the rate of 25%, our financial condition and results of operation may be materially and adversely affected.

Dividends paid by us to our non-Chinese shareholders and gains on the sale of our common shares may be subject to PRC enterprise income tax liabilities or individual income tax liabilities.

        The implementation regulations of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends and capital gains will be treated as China-sourced income.

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

        Under the Law of the People's Republic of China on Individual Income Tax, or IIT Law, individual income tax is payable on PRC-source dividend income. The implementation regulations of the IIT Law provide that income from dividends derived from companies, enterprises and other economic organizations in China is considered derived from sources inside China, regardless of whether the place of payment was inside China. Therefore, if we are treated as a PRC resident enterprise for tax purposes, any dividends we pay to our overseas individual shareholders as well as any gains realized by such holders from the transfer of our notes or common shares may be regarded as China-sourced income and, consequently, be subject to PRC individual income tax at a rate of up to 20% or a lower treaty rate for individuals. The investment returns of our overseas investors, and the value of their investments in us, may be materially and adversely affected if any interest or dividends we pay to them, or any gains realized by them on the transfer of our common shares, are subject to PRC tax.

We face uncertainty from the PRC State Administration of Taxation's Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises.

        The PRC State Administration of Taxation, or the SAT, issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009. Under Circular 698, an overseas investor (actual controlling party) who "indirectly transfers" the equity of a PRC resident enterprise, is required to report such transfer to the PRC tax authority if certain statutory requirements are satisfied. In March 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Announcement 7, which further regulated and strengthened the administration of enterprise income tax on indirect transfer of properties such as equity in a Chinese resident enterprise, and the above stipulations of Circular 698 were repealed simultaneously.

        Under Announcement 7, where a non-resident enterprise indirectly transfers properties, such as equity of Chinese resident enterprises, without any reasonable commercial purposes with the aim of avoiding payment of enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity of a Chinese resident enterprise. Properties such as equity in Chinese resident enterprises mentioned in Announcement 7 mean the properties, or Chinese taxable properties, which are directly held by non-resident enterprises and subject the transfer income to enterprise income tax in China according to the provisions of Chinese tax law. Indirect transfers of Chinese taxable properties are transactions which transfer the equity of enterprises abroad that directly or indirectly hold Chinese taxable properties (not including Chinese resident enterprises registered abroad). To estimate reasonable commercial purposes, all arrangements related to the indirect transfer of Chinese taxable properties must be considered comprehensively and certain factors, such as whether the main value of the equity of enterprises abroad is directly or indirectly from the Chinese taxable properties, must be comprehensively analyzed. Except for the circumstances stipulated therein, the overall arrangements related to the indirect transfer of Chinese taxable properties that fall in any of the following circumstances simultaneously are deemed as having no reasonable commercial purposes: (i) more than 75% of the equity of enterprises abroad is directly or indirectly from Chinese taxable properties; (ii) more than 90% of the total assets (not including cash) of enterprises abroad is directly or indirectly composed of investment in the territory of China at any time in the year before the indirect transfer of Chinese taxable properties, or more than 90% of the income of enterprises abroad is directly or indirectly from the territory of China in the year before the indirect transfer of Chinese taxable properties; (iii) although the enterprises abroad and their subordinate enterprises directly or indirectly hold Chinese taxable properties have registered in the host country (region) in order to satisfy the organization form required by law, the functions actually performed and the risks undertaken are limited and are not sufficient to prove the economic essence; or (iv) the burden of income tax of indirect transfer of Chinese taxable properties payable abroad is lower than the possible burden of taxation in China as for the direct transfer of Chinese taxable properties. However, a non-resident enterprise's income obtained from indirect transfer of Chinese taxable properties by purchasing and selling equity of the same listed enterprise abroad in the open market will not be taxed under Announcement 7.

        There is uncertainty as to the application of Announcement 7 and it is understood that the relevant PRC tax authorities have jurisdiction regarding reasonable commercial purposes. As a result, we may become at risk of being taxed under Announcement 7 and we may be required to expend valuable resources to comply with Announcement 7 or to establish that we should not be taxed under Announcement 7, which may materially adversely affect our financial condition and results of operations.

        Generally, we do not believe that the transfer of our common shares or the notes by our non-PRC shareholders would be treated as an indirect transfer of equity in our PRC subsidiaries subject to Announcement 7, as the equity transfer is seldom carried out without reasonable commercial purposes. Especially, according to Announcement 7, it shall not be reclassified as a direct transfer of equity in Chinese resident enterprise that a non-resident enterprise obtains income from indirect transfer of Chinese taxable properties by purchasing and selling equity of the same listed enterprise abroad in the open market. However, there is uncertainty as to the interpretation and application of Announcement 7 by the PRC tax authorities in practice. If you are required to pay PRC tax on the transfer of our shares or notes, your investment in us may be materially and adversely affected. In addition, we cannot predict how Announcement 7 will affect our financial condition or results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

        Certain of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or our expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations. Under China's existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

        Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, certain government authorities, including the Ministry of Commerce or its local counterparts, must approve these capital contributions. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.

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

        The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq, until December 31, 2014, the market price of our shares has ranged from $1.95 to $51.80 per share. The closing market price of our common shares on December 31, 2014 was $24.19 per share. From January 1, 2015 to April 20, 2015, the market price of our common shares has ranged from $18.68 to $36.48 per share. The closing market price of our common shares on April 20, 2015 was $35.25.The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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

  •
  fluctuations in the exchange rates between the U.S. dollar, the Japanese yen, the RMB, the Canadian dollar and the Euro;

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

        Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2014, we had 55,161,856 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our common shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, the market price of our common shares could decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make these rights available in the U.S. unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

        Based on the current and anticipated value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. A non-U.S. corporation such as ourselves will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year or that the U.S. Internal Revenue Service will not take a contrary position. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation") holds a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company."

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        Our legal and commercial name is Canadian Solar Inc. We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the CBCA, effective June 1, 2006. As a result, we are governed by the CBCA. See "Item 4. Information on the Company—C. Organizational Structure" for additional information on our corporate structure, including a list of our major subsidiaries.

        Our principal executive office and principal place of business is located at 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6. Our telephone number at this address is (1-519) 837-1881 and our fax number is (1-519) 837-2550.

        All inquiries to us should be directed at the address and telephone number of our principal executive office set forth above. Our website is www.canadiansolar.com. The information contained on or accessible through our website does not form part of this annual report.

B.    Business Overview

Overview

        We are one of the world's largest and foremost solar power companies. We are a leading vertically integrated provider of solar power products and system solutions with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia.

        We design, develop, and manufacture solar wafers, solar cells and solar power products. Our solar power products include standard solar modules and specialty solar products. We are incorporated in Canada and conduct most of our manufacturing operations in China. Our products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. Specialty solar products consist of customized solar modules that our customers incorporate into their own products and complete specialty products, such as portable solar home systems. We sell our products primarily under our "Canadian Solar" brand name.

        In recent years, we have increased our investment in, and management attention on, our total solutions business, which consists primarily of solar power project development, EPC services, O&M services, electricity revenue generation and sales of solar system kits. As we continued to expand our business into the downstream segment of the industry, our total solutions business accounted for 44.5% of our net revenues in 2014, an increase from 28.6% in 2013. In 2015, we intend to hold more project assets to generate revenue from the sales of electricity. At the end of February of 2015, we had a late-stage project pipeline, comprising self-owned and joint venture projects and EPC contracts, in Canada, Japan, the U.S. and China, totaling approximately 1.4 GW (DC). In March 2015, we acquired Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas. As a result of this acquisition, our total solar project pipeline increased to approximately 8.5 GW (DC), and our late-stage solar project pipeline increased to 2.4 GW (DC). See "Item 4. Information on the Company—B. Business Overview—Sales and Marketing—Solar Power Project Development" for a description of the status of our solar power projects.

        We believe that we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power to high efficiency, high-power output mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including China, Japan, the U.S., Germany, Spain, Italy, France, the Czech Republic, Canada, India and the United Kingdom, among other countries. Our customers primarily include distributors, system integrators, project developers and installers/EPC companies.

        We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of both cells and wafers. We believe this approach has benefited us by lowering the cost of materials of our solar module products. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases.

        As of December 31, 2014, we had:

  •
  3.0 GW of total annual solar module manufacturing capacity, approximately 500 MW of which is located in Ontario, Canada with the balance located in China;

  •
  1.5 GW of total annual solar cell manufacturing capacity located in China; and

  •
  260 MW of total annual ingot and wafer manufacturing capacity located in China.

        We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plants and to use substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use our solar module products in our total solutions business. Our total manufacturing costs in China, including purchased polysilicon, wafers and cells, decreased from $0.52 per watt for the year ended December 31, 2013 to $0.48 per watt for the year ended December 31, 2014. We expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules.

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

Our Products and Services

        Our solar power products include standard solar modules and specialty solar products. In recent years, we have increasingly focused on our total solutions business, which consists primarily of solar power project development, EPC services, O&M services, electricity revenue generation and sales of solar system kits.

  Standard Solar Modules

        Our standard solar modules are arrays of interconnected solar cells in weatherproof encapsulation. We produce a wide variety of standard solar modules, ranging from 3 W to over 310 W in power and using multi-crystalline or mono-crystalline cells in several different design patterns. Our mainstream solar modules include standard CS6V (50 cells), CS6P (60 cells), CS6X (72 cells) and Diamond CS6K-P-PG (60 cells, double-glass) modules, in which 6-inch solar wafers are used, the majority being multi-crystalline wafers. The mainstream modules are designed for residential, commercial and utility applications. Small modules are for specialty applications.

        We launched our Quartech modules in March 2013. Quartech modules use 4-busbar solar cell technology which improves module reliability and efficiency. We produced and shipped Quartech modules in large volume in 2014. CS6P (6 x 10 cell layout) Quartech modules have power output between 250 W and 265 W, which enables us to offer customers modules with high power. We launched and started shipping Diamond modules in October 2014. Diamond modules are designed with double-glass encapsulation, which is more reliable for harsh environments and ready for 1500V solar systems.

        We design our standard solar modules to be durable under harsh weather conditions and easy to transport and install. We sell our standard solar modules primarily under our brand name. Since we began selling our solar module products in March 2002, we have increased our annual module production capacity to 3.0 GW as of December 31, 2014.

  Solar Power Project Development

        We develop, build and sell solar power projects. Our solar power project development activities have grown over the past several years through a combination of organic growth and acquisitions. Our global solar power project business develops projects primarily in Canada, Japan, the U.S., China, Brazil and the United Kingdom. Our team of experts specializes in project development, evaluations, system designs, engineering, managing project coordination and organizing financing. See "Item 4. Information on the Company—B. Business Overview—Sales and Marketing—Solar Power Project Development" for a description of the status of our solar power projects.

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

  EPC Services

        In late 2010, we began entering into EPC contracting arrangements primarily in Canada and China. Under these arrangements, the solar power project developer owns the project and we are contracted to perform the engineering, procurement and construction work for the project. The EPC contracts in China were completed through our affiliated company, Suzhou Gaochuangte New Energy Sources Development Co., Ltd., or Gaochuangte, in which we own a 40% equity interest.

  O&M Services

        In the second half of 2012, we started to provide O&M services for solar power projects in commercial operation. Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

  Electricity Revenue Generation

        In the fourth quarter of 2014, we began to operate certain of our project assets in China for the purpose of generating income from the sale of electricity. In the future, we may hold more project assets to generate revenue from the sales of electricity.

  Solar System Kits

        A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010, and today we sell them primarily to the Japanese and Canadian markets.

Supply Chain Management

        Our business depends on our ability to obtain a stable and cost-effective supply of polysilicon, silicon wafers and solar cells. Our major suppliers of silicon wafers in 2014 include GCL, Konca and Dongtai. Our major suppliers of solar cells in 2014 include Topcell, Neo Solar and Motech.

        In the third quarter of 2010, supply of silicon wafer and polysilicon tightened compared to previous years. However, these raw materials began to decrease in price during the fourth quarter of 2010 and moved back into oversupply in 2011. The oversupply environment continued into 2012 and 2013 across the entire solar supply chain, particularly at the polysilicon production stage. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

        Through the third quarter of 2010, polysilicon remained relatively inexpensive at $45 to $55 per kilogram. In late 2010, polysilicon increased to approximately $80 to $90 per kilogram, but decreased to $24.66 per kilogram by December 31, 2012 due to oversupply, and further decreased to approximately

$17.89 per kilogram by December 31, 2013, and increased to approximately $20.6 per kilogram by December 31, 2014 due to more balanced supply and demand. In 2015, we expect that there will be a modest oversupply of polysilicon materials and that polysilicon prices will remain low. We plan to continue purchasing most of our silicon wafers and all of our polysilicon requirements externally. We are currently diversifying our wafer and polysilicon suppliers, with a focus on top tier international suppliers.

  Silicon Raw Materials and Solar Wafers

        Silicon feedstock, which consists of high-purity solar grade silicon, is the starting point of the silicon based solar module supply chain.

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

        We have obtained IEC 61215 and IEC 61730 (previously TUV Class II safety) European standards for sales in Europe. We have also obtained certifications of CAN ORD-UL 1703 and UL 1703, which allow us to sell products in North America. In 2009, we obtained the necessary certifications to sell our modules in Japan, South Korea and Great Britain and to several of the Chinese solar programs, including Golden Sun. In 2011, we completed IEC61215/61730 and UL1703 certification for modules designed to be assembled from metal wrap-through cells. We also completed DLG ammoniac resistance testing and obtained the salt mist certification for our leading module CS6P-P in 2011. In 2012, we achieved the highest ratings possible in the two most significant standard tests for ammonia resistance of solar modules, which were the IEC62716 draft C ammonia corrosion test and the DLG standard test. In 2013, we extended the salt mist certification under IEC 61701 ed.2 Severity 1 to all of our standard modules at VDE. In addition, we were able to register more key module types at JET for Japan; enhanced the maximum system voltage up to 1000V for our CSA certification (North America), allowing significant cost reduction for our EPC partners; and again raised the ranking of CEC PTC ratings. In 2013, we extended our IEC and UL certifications to cover higher-power modules, up to 275 W for 60 cell models and 330 W for 72 cell models, through key technology improvements such as introduction of 4 bus bar cell design. We also again improved our CEC PTC ratings for the spearhead CS6P-P model, and have demonstrated suitability of our product portfolio for reliable long-term operation under various climates, through SGS IEC60068-2-68 sand blowing certification and extensive Potential Induced Degradation, or PID, resistance testing at respected laboratories (such as Fraunhofer ISE, VDE, TUV SUD).

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

        In 2014, we received JET certification for our new high efficiency module series CS6V targeting the residential market, and also extended the highest power range of our mainstream CS6P-P model to 275 W in JET. We also completed full certification for our new Quartech (4 busbar cells), covering VDE/CSA/MCS-BBA/JET, which allows us to launch these products worldwide. Several state-of-the-art demonstration trials were implemented, such as a 5 kW system located in the desert-like environment of Australian Alice Springs DKASC center.

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

        A small number of customers have historically accounted for a major portion of our net revenues. In 2012, 2013 and 2014, our top five customers by net revenues collectively accounted for approximately 25.5%, 38.3% and 33.6%, respectively, of our total net revenues. Sales to our largest customer in those years accounted for 8.4%, 13.3% and 7.4%, respectively, of our total net revenues.

        The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations for the periods indicated:

	Years Ended December 31,
	2012		2013		2014
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In thousands of $, except for percentages)
Asia and others	296,117	22.9	885,741	53.5	924,879	31.2
Americas	342,252	26.4	588,279	35.6	1,795,490	60.7
Europe	656,460	50.7	180,336	10.9	240,258	8.1

Total	1,294,829	100.0	1,654,356	100.0	2,960,627	100.0

        As we expand our manufacturing capacity and enhance our brand name, we continue to develop new customer relationships in a wider range of geographic markets to decrease our market concentration. In 2013, we significantly increased our total number of customers and achieved a leading market share in Canada, Japan, India, Thailand, Pakistan and the Central America, which we maintained in 2014. In 2015, we will seek to maintain a leading market share in these markets and, at the same time, explore several emerging solar markets, including Southeast Asia, Africa, Central Asia and Latin America. While we expect to expand into new markets, we expect that our near term major markets will be North America and the Asia Pacific region.

Sales and Marketing

        We market and sell solar modules worldwide for residential, commercial, and utility-scale solar energy solutions. We primarily sell our products to distributors and large-scale installers through our own, home-grown sales teams, who operate throughout Europe, the Americas, the Middle East and the Asia-Pacific regions.

        Our marketing activities include brand sponsorship, social media discussions and digital marketing. Our teams also develop channel marketing programs to support our customers marketing our business and products, while also providing various services such as product training, new product briefing, and sales training. Additionally, our marketing team also focuses heavily on public relations and crisis management to safeguard our public image. By working closely with our sales teams and other leading solar research companies, our marketing team provides up-to-date market information on a constant basis, supporting the efforts of our sales team. Our marketing staff is located throughout the U.S., Canada, Europe, Japan, Australia, and South Korea.

  Standard Solar Modules

        We sell our products primarily under three types of arrangements: (i) sales contracts to distributors; (ii) sales to systems integrators, installers/EPC companies and project developers; and (iii) OEM/tolling manufacturing arrangements.

  Specialty Solar Products

        We target our sales and marketing efforts for our specialty solar products at companies in selected industry sectors, including the automotive, telecommunications and light-emitting diode, or LED, lighting sectors. As standard solar modules increasingly become commoditized and technology advancements allow solar power to be used in more off-grid applications, we intend to expand our sales and marketing focus on our specialty solar products and capabilities. Our sales and marketing team works with our specialty solar products development team to take into account changing customer preferences and demands to ensure that our sales and marketing team is able to effectively communicate to customers our product development changes and innovations. We intend to establish additional relationships in other market sectors as the specialty solar products market expands.

  Solar Power Project Development

        At the end of February 2015, we had a geographically diverse pipeline of late stage solar power projects and EPC contracts totaling approximately 1.4 GW (DC). In March 2015, we acquired Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas for approximately $265 million. The acquisition increased our total solar project pipeline by approximately 4.0 GW (DC) to 8.5 GW (DC), and our late-stage, utility-scale solar project pipeline by approximately 1.0 GW (DC) to 2.4 GW (DC).

  In Canada

        During 2014, we completed the construction of, and sold twelve solar power projects totaling approximately 164.2 MW. Also during 2014, we sold two solar power projects totaling approximately 25.5 MW with EPC contracts to complete their construction entered into simultaneously.

        The following table summarizes the status of our project pipeline in Canada as of March 2, 2015:

Project Pipeline	MW (DC)	Status	COD(1) or Expected COD	End Buyer
Alfred	14.1	Engineering	2015 Q4	TBD
Illumination LP	14.0	Engineering	2015 Q4	DIF
Gold Light LP(2)	14.0	Commercial Operation	2015 Q1	DIF
Beam Light LP	14.0	Engineering	2015 Q4	DIF
Earth Light LP	14.1	Engineering	2015 Q4	Concord
Lunar Light LP	14.0	In Construction	2015 Q3	BluEarth
Glenarm LP	14.0	Sale closed in Q1 2015	—	DIF
Aria LP	14.8	Engineering	2015 Q4	Concord
City Lights LP(2)	14.0	Commercial Operation	2015 Q1	RET

Total	127.0

(1)
Commercial Operation Date

(2)
The sale of these two projects closed in the first quarter of 2015.

  In Japan

        The following table summarizes the status of our project pipeline in Japan as of March 5, 2015:

Japan Late Stage Pipeline	MW (DC)	Average Feed-in-Tariff (Yen/KWh)	Expected COD
	1.2	40.0	Connected
	80.0	36.0	2015
	244.6	37.0	2016
	279.8	37.0	2017

Total	605.6

        In Japan, the backlog of projects that are expected to be built and connected to the grid over the next three years currently stands at 606 MW (DC), of which approximately 262 MW (DC) have full grid connection approval (Keitou Renkei Shoudakusho) and approximately 100 MWp are either in construction or near ready to start construction. We expect to complete construction and grid connection of approximately 80 MWp of projects in Japan during 2015. Out of our total late-stage, utility-scale solar project pipeline in Japan, two projects totaling approximately 125 MWp are affected by the recent changes in curtailment rules. We are working with the local utility to evaluate the potential impact of the curtailment rule changes on these projects.

  In the U.S.

        As of March 5, 2015, our late-stage, utility-scale solar power project pipeline totaled approximately 26 MW (DC) and, in the first quarter of 2015 we sold several projects, including a 19.5 MW (DC) project in the development stage.

        The acquisition of Recurrent added approximately 1.0 GW (DC) to our late-stage, utility-scale solar project pipeline in the U.S. as set out in the table below:

Recurrent Late Stage Pipeline	MW (DC)	State	Status	Expected COD
Astoria	131	CA	NTP(1) in 2015	2016
Astoria 2	100	CA	NTP in 2015	2016
Project A	78	CA	NTP in 2015	2016
Mustang	134	CA	NTP in 2015	2016
Tranquility	258	CA	NTP in 2015	2016
Project B	200	TEXAS	NTP in 2015	2016
Project C	120	CA	NTP in 2015	2016

Total	1,021

(1)
NTP is the Notice to Proceed, indicating the permitting process is complete and construction can start.

  In China

        We expect to build and connect 320 MW (DC) to the grid in 2015, of which 90 MW (DC) started construction in the fourth quarter of 2014 and approximately 30 MW (DC) have been connected to the grid. Currently, we have approximately 70 MW (DC) of utility-scale power plants and 30 MW (DC) of roof-top solar systems in operation in China.

        The following table summarizes the status of our project pipeline in China as of March 5, 2015:

China Late Stage Pipeline	MW (DC)
Northern China	160
Eastern China	120
Xinjiang Province	30
Sichuan/Qinghai Provinces	20
Yunnan Province	10

Total	340

  In Brazil

        We have won the right to develop three solar power plants totaling 114 MW (DC) in Vazante, in the state of Minas Gerais. We expect these solar power plants to be connected to the grid in 2017. Once connected, the electricity generated will be purchased by a Brazilian government entity, under a 20-year power purchase agreement.

  In the United Kingdom

        In the United Kingdom, in January 2015, we acquired six solar power projects totaling 46 MW (DC). Four projects totaling 40.2 MWp have been energized. The two other projects totaling 5.5 MW (DC) are expected to be connected to the grid in the second quarter of 2015.

  EPC Services

        Beginning in late 2010, we started entering into EPC contracting arrangements in Canada and China. Under these arrangements, the solar power project developer owns the projects and we are contracted to perform the EPC work. We completed the EPC contracts in China through our affiliated company, Gaochuangte, in which we own a 40% equity interest.

        In 2012, we completed approximately 0.3 MW (DC) of solar system EPC contracts in Ontario, Canada. In 2013, we completed approximately 30.2 MW (DC) of solar system EPC contracts in Ontario, Canada. In 2014, we completed approximately 180.5 MW (DC) of solar system EPC contracts in Ontario, Canada; and approximately 3.1 MW (DC) of solar system EPC contracts in Australia.

        The following table summarizes the status of our EPC project pipeline in Canada as of March 2, 2015:

Project Pipeline	MW (DC)	Status	COD or Expected COD	End Buyer
Grand Renewable Ph. I (Samsung)	133.6	In Construction	2015 Q2	GRSP
Grand Renewable Ph. II (Samsung)	140.0	In Construction	2015 Q3	KSL

Gross Total	273.6

Recognized using the percentage-of-completion method in previous years	125.0

Net Total	148.6

  O&M Services

        In the second half of 2012, we started to provide O&M services for solar power projects in commercial operation. Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

  Electricity Revenue Generation

        In the fourth quarter of 2014, we began to operate certain of our project assets in China for the purpose of generating income from the sale of electricity. We recorded $2.9 million of electricity revenue in 2014. In the future, we may hold more project assets to generate revenue from the sales of electricity.

  Solar System Kits

        In 2010, we commenced the sale of solar system kits. A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2014, we sold approximately 76.1 MW of system kits primarily in Japan and Canada.

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

        Our customer support and service handles technical inquiries and warranty-related issues. In 2014, we expanded our capacity in these areas to better enable us to handle our customer's questions and concerns in a timely and professional manner.

        For 2015, we have renewed our product warranty insurance coverage to provide additional security to our customers. See "—Insurance" below. The customer support and service function will continue to expand and to improve services to our customers.

Competition

        The market for solar power products is competitive and evolving. We compete with international companies such as First Solar and SunPower, and China-based companies such as Yingli, Trina, JA Solar and Jinko. Some of our competitors are developing or producing products based on alternative solar technologies, such as thin film PV materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and copper indium gallium selenide technology, are generally less efficient but require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation.

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

        In June 2014, the General Office of the State Council issued its Notice on Printing and Distributing the Action Plan for the Energy Development Strategy (2014-2020), which requested accelerating the development of solar power generation, including promoting the construction of photovoltaic base construction, among others.

  Environmental Regulations

        As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, wastewater, gaseous wastes and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively affect the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental laws and regulations applicable to us include the PRC Environmental Protection Law, which became effective in 1989, as recently amended and promulgated in 2014, the PRC Law on the Prevention and Control of Noise Pollution, which became effective in 1997, the PRC Law on the Prevention and Control of Air Pollution, which became effective in 1988, as amended and promulgated in 1995 and 2000, the PRC Law on the Prevention and Control of Water Pollution, which became effective in 1984, as amended and promulgated in 1996 and 2008, the PRC Law on the Prevention and Control of Solid Waste Pollution, which became effective in 1996, as amended and promulgated in 2004 and 2013, the PRC Law on Evaluation of Environmental Affects, which became effective in 2003, the PRC Law on Promotion of Clean Production, which became effective in 2003, as amended and promulgated in 2012, and the Regulations on the Administration of Construction Project Environmental Protection, which became effective in 1998.

        Some of our PRC subsidiaries are located in Suzhou, China, which is adjacent to Taihu Lake, a nationally renowned and protected body of water. As a result, production at these subsidiaries is subject to the Regulations on the Administration of Taihu Basin, which became effective on 2011, the Regulation of Jiangsu Province on Preventing Water Pollution in Taihu Lake, which became effective in 1996 and was further revised and promulgated in 2007, 2010 and 2012, and the Implementation Plan of Jiangsu Province on Comprehensive Treatment of Water Environment in Taihu Lake Basin, which was promulgated in February 2009. Because of these regulations, the environmental protection requirements imposed on nearby manufacturing projects, especially new projects, have increased noticeably, and Jiangsu Province has stopped approving construction of new manufacturing projects that increase the amount of nitrogen and phosphorus released into Taihu Lake.

  Admission of Foreign Investment

        The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in March 2015 and became effective on April 10, 2015, the solar power related business is classified as an "encouraged foreign investment industry." Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs of certain self-used equipment and priority consideration in obtaining land use rights provided by certain local governments.

        While the 2004 catalogue only applied to the construction and operation of solar power stations, the 2007 catalogue expanded its application also applies to the production of solar cell manufacturing machines, the production of solar powered air conditioning, heating and drying systems and the manufacture of solar cells, and the 2011 catalogue and the current 2015 catalogue also covers the manufacture of solar light collector glass and etc.

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

  Income Tax and VAT

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Solar Technologies Inc., or CSI Technologies, CSI Changshu Manufacturing and CSI Luoyang Manufacturing, are governed by the EIT Law, which became effective on January 1, 2008.

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

        Certain of our subsidiaries, such as CSI Manufacturing, CSI Cells, CSI Luoyang Manufacturing and CSI Changshu Manufacturing, once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5%. However, these benefits have now expired. In 2014, only Suzhou Sanysolar Materials Technology Co., Ltd., which is recognized as an HNTE and satisfies applicable statutory requirements, enjoys a reduced enterprise income tax rate of 15%. As most of the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

        The EIT Law also provides that enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income.

        Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors from companies that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. If our Canadian parent entity is deemed a PRC tax resident under the EIT Law based on the location of our "de facto management body," dividends distributed from our PRC subsidiaries to our Canadian parent entity could be exempt from Chinese dividend withholding tax. However, in that case, dividends from us to our shareholders may be regarded as China-sourced income and, consequently, be subject to Chinese withholding tax at the rate of 10%, or at a lower treaty rate if applicable. Similarly, if we are considered a PRC tax resident, any gain realized by our shareholders from the transfer of our common shares is also subject to Chinese withholding tax at the rate of 10% if such gain is regarded as income derived from sources within the PRC. It is unclear whether any dividends that we pay on our common shares or any gains that our shareholders may realize from the transfer of our common shares would be treated as income derived from sources within the PRC and subject to PRC tax.

        In addition, under Announcement 7, where a non-resident enterprise indirectly transfers properties, such as equity in Chinese resident enterprises, without any reasonable commercial purposes with the aim of avoiding payment of enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in a Chinese resident enterprise. Properties such as equity in Chinese resident enterprises mentioned in Announcement 7 mean the properties, or Chinese taxable properties, which are directly held by non-resident enterprises and subject the transfer income to enterprise income tax in China according to the provisions of Chinese tax law. Indirect transfers of Chinese taxable properties are transactions which transfer the equity of enterprises abroad that directly or indirectly hold Chinese taxable properties (not including Chinese resident enterprises registered abroad). To estimate reasonable commercial purposes, all arrangements related to the indirect transfer of Chinese taxable properties must be considered comprehensively and certain factors, such as whether the main value of the equity of enterprises abroad is directly or indirectly from the Chinese taxable properties, must be comprehensively analyzed. Except for the circumstances stipulated therein, the overall arrangements related to the indirect transfer of Chinese taxable properties that fall in any of the following circumstances simultaneously are deemed as having no reasonable commercial purposes: (i) more than 75% of the equity of enterprises abroad is directly or indirectly from Chinese taxable properties; (ii) more than 90% of the total assets (not including cash) of enterprises abroad is directly or indirectly composed of investment in the territory of China at any time in the year before the indirect transfer of Chinese taxable properties, or more than 90% of the income of enterprises abroad is directly or indirectly from the territory of China in the year before the indirect transfer of Chinese taxable properties; (iii) although the enterprises abroad and their subordinate enterprises directly or indirectly hold Chinese taxable properties have registered in the host country (region) in order to satisfy the organization form required by law, the functions actually performed and the risks undertaken are limited and are not sufficient to prove the economic essence; or (iv) the burden of income tax of indirect transfer of Chinese taxable properties payable abroad is lower than the possible burden of taxation in China as for the direct transfer of Chinese taxable properties. However, a non-resident enterprise's income obtained from indirect transfer of Chinese taxable properties by purchasing and selling equity of the same listed enterprise abroad in the open market will not be taxed under Announcement 7.

        There is uncertainty as to the application of Announcement 7 and it is understood that the relevant PRC tax authorities have jurisdiction regarding reasonable commercial purposes. As a result, we may become at risk of being taxed under Announcement 7 and we may be required to expend valuable resources to comply with Announcement 7 or to establish that we should not be taxed under Announcement 7, which may materially adversely affect our financial condition and results of operations.

        Pursuant to a November 2008 amendment to the Provisional Regulation of the PRC on Value Added Tax issued by the PRC State Council, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay VAT. Gross proceeds from sales and importation of goods and provision of services are generally subject to VAT at a rate of 17%, with exceptions for certain categories of goods that are taxed at a rate of 13%. When exporting certain goods, the exporter is entitled to a refund of a portion or all of the VAT that it has already paid or borne.

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

  Foreign Currency Exchange

        Foreign currency exchange regulation in China is primarily governed by the Foreign Currency Administration Rules, which became effective in 1996 and were amended in 1997 and 2008, and the Settlement, Sale and Payment of Foreign Exchange Administration Rules (1996), or the Settlement Rules.

        Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to limitation and requires the approval of registration with SAFE.

        However, SAFE began to reform the foreign exchange administration system and issued the Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises on March 30, 2015, which allows a foreign-invested enterprise with a business scope including "investment" to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

        Under the Settlement Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from or registration with SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by or registration with the Ministry of Commerce, SAFE and the State Reform and Development Commission.

  Dividend Distribution

        The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, the Implementation Rules of the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1990 and amended in 2001, the Company Law effective in 1994 and amended in 1999, 2004, 2005 and 2013 and the EIT Law and its implementation rules, both effective in 2008.

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

  Employment

        The major laws and regulations governing the employment relationship, including wage and hour requirements, working and safety conditions, social insurance, housing funds and other welfare. The PRC Labor Law which became effective on January 1, 1995 and amended on August 27, 2009, the

Labor Contract Law of the People's Republic of China, which became effective on January 1, 2008, and was later revised on December 28, 2012, its Implementing Regulation and the amendment thereunder, which became effective on September 18, 2008 and July 1, 2013, respectively, permit workers in both state-owned and private enterprises in the PRC to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor unions (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The PRC Labor Contract Law and its Implementing Regulation impose certain requirements with respect to human resources management, including, among other things, signing labor contracts with employees, terminating labor contracts, paying remuneration and compensation and making social insurance contributions. In addition, the PRC Labor Contract Law requires employers to provide remuneration packages that meet the relevant local minimum standards. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. It requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period. According to the Interim Provisions on Labor Dispatching, which came into effect on January 3, 2014, where the number of dispatched workers used by an employer prior to the implementation hereof exceeds 10% of its total number of workers, the employer shall formulate a plan to adjust its worker employment situations, and reduce the said percentage to within the required range within two years from the effective date.

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

C.    Organizational Structure

        The following table sets out our major subsidiaries, including their place of incorporation and our ownership interest, as of March 31, 2015.

Name of entity	Place of incorporation	Ownership interest
CSI Solartronics (Changshu) Co., Ltd.	PRC	100%
CSI Solar Technologies Inc.	PRC	100%
CSI Solar Manufacture Inc.	PRC	100%
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100%
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100%
CSI Cells Co., Ltd.	PRC	100%
Canadian Solar (USA) Inc.	USA	100%
CSI Project Consulting GmbH	Germany	70%
Canadian Solar Japan K.K.	Japan	90.67%
Canadian Solar Solutions Inc.	Canada	100%
CSI Solar Power (China) Inc.	PRC	100%
Canadian Solar EMEA GmbH	Germany	100%
Canadian Solar (Australia) Pty., Ltd.	Australia	100%
Canadian Solar International Ltd.	Hong Kong	100%
Canadian Solar O&M (Ontario) Inc.	Canada	100%
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	80%
Canadian Solar South East Asia Pte., Ltd.	Singapore	100%
Canadian Solar Manufacturing (Suzhou) Inc.	PRC	61%
Canadian Solar South Africa Pty., Ltd.	South Africa	100%
Canadian Solar Brasil Servicos De Consultoria EM Energia Solar Ltda.	Brazil	100%
Canadian Solar Middle East Ltd.	United Arab Emirates	100%
Canadian Solartronics (Suzhou) Co., Ltd.	PRC	100%
Canadian Solar (Thailand) Ltd.	Thailand	100%
Canadian Solar Construction (USA), LLC	USA	100%
CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd	PRC	80%
Changshu Tegu New Materials Technology Co., Ltd.	PRC	75%
Changshu Tlink Co., Ltd.	PRC	100%
Canadian Solar Trading (Changshu) Inc.	PRC	100%
Recurrent Energy, LLC	USA	100%
Pt Canadian Solar Indonesia	Indonesia	67%

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

  •
  CSI Cells holds a land use rights certificate for approximately 65,661 square meters of land in Suzhou. We completed the construction of our first solar cell manufacturing facilities on this site in the first quarter of 2007. The Phase I manufacturing facilities have 14,077 square meters, for which we obtained the property ownership certificate. The Phase II cell manufacturing facilities, with 30,102 square meters of workshop space, were completed in 2009. The Phase III cell manufacturing facilities, with a total floor area of approximately 21,448 square meters of manufacturing and office space, were completed in August 2011. We have passed the required inspection and are in the process of obtaining property ownership certificate from the competent government authority. CSI Cells merged with CSI Solar New Energy (Suzhou) Co., Ltd. in 2012. CSI Solar New Energy (Suzhou) Co., Ltd. had a land use rights certificate for approximately 10,000 square meters of land in Suzhou and a property ownership certificate for approximately 4,833 square meters of floor area. The process of recertification of the land use rights certificate and property ownership certificate have been completed and both are now registered under the name of CSI Cells.

  •
  Canadian Solar Manufacturing (Suzhou) Inc. holds a parcel of land of approximately 96,249 square meters which it purchased in 2012.

  •
  In Ontario, we lease approximately 14,851 square meters of manufacturing facilities in Guelph, Ontario, Canada for a term of 10 years commencing September 1, 2010 and approximately 8,685 square meters of manufacturing facilities in London, Ontario, Canada for a term of 5 years commencing October 1, 2013. We also lease a warehouse of 7,912 square meters and an office building of 1,146 square meters on the same premises as the Guelph, Ontario, Canada manufacturing facilities for the same term.

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

        For a detailed discussion of the impact of government subsidies and incentives, possible changes in government policy and associated risks to our business, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Governments may revise, reduce or eliminate subsidies and economic incentives for solar energy, which could cause demand for our products to decline." and "Item 4. Information on the Company—B. Business Overview—Markets and Customers."

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

Industry and Seasonal Demand

        Our business and revenue growth depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has only started to grow significantly in the past few years. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—If sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not increase or may even continue to decline, and we may be unable to sustain our profitability." Industry demand is affected by seasonality. Demand tends to be lower in winter, particularly in Europe, where adverse weather conditions can complicate the installation of solar power systems, thereby decreasing demand for solar modules. Seasonal changes can also significantly impact the construction schedules of our solar power projects in countries such as Canada, the U.S. and China thereby also decreasing demand. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations."

Solar Power Products Pricing

        Before 2004, all of our net revenues were generated from sales of specialty solar modules and products. We began selling standard solar modules in 2004. In 2012, we generated net revenues of 88.5% from our solar module business, which primarily comprises sales of standard solar modules and specialty solar modules, with the remainder coming from our total solutions business, which comprises primarily solar power project development, EPC services, sales of solar system kits, among others. In 2013 and 2014, we generated 71.4% and 55.5%, respectively, of our net revenues from our solar module business with 28.6% and 44.5%, respectively, coming from our total solutions business.

        Our standard solar modules are priced based on either the actual flash test result or the nameplate capacity of our panels, expressed in Watts-peak. The actual price per watt is affected by overall demand in the solar power industry and increasingly also by the total power of the module. Higher-powered modules usually command slightly higher prices per watt. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our silicon wafer, solar cell and silicon raw materials costs. During the first few years of our operations, the average selling prices for standard solar modules rose year-to-year across the industry, primarily because of high demand. Correspondingly, the average selling price of our standard solar module products ranged from $3.62 to $4.23 during the period from 2004 to 2008. Following a peak in the third quarter of 2008, the industry-wide average selling price of solar modules has declined sharply, as market demand has declined and competition increased due to the worldwide credit crisis, reduction in subsidies in certain solar markets, and increased manufacturing output. In 2009, the average selling price of our standard solar modules continued to fall, with an average selling price of $1.93 per watt in the fourth quarter of 2009. Thereafter, the average selling price of our standard solar modules has generally continued to fall due to an oversupply of solar modules and, in the fourth quarter of 2012, the average selling price was $0.67 per watt. In both 2013 and 2014, the average selling price of our standard solar modules was approximately $0.67 per watt. Industry solar module average selling prices have begun to show signs of stabilization in several markets since 2010 after a long period of significant decline but remain low relative to the prior five-year period.

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

Solar Power Project Development and EPC Services

        In 2014, 44.5% of our total net revenues were generated from our total solutions business. The majority of these revenues came from the sale of solar power projects and the provision of EPC services. Our solar power project development activities have grown over the past several years through a combination of organic growth and acquisitions.

        Solar power project development and EPC services involve numerous risks and uncertainties. For a detailed discussion of these risks and uncertainties, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our future success depends partly on our ability to expand the pipeline of our total solutions business in several key markets, which exposes us to a number of risks and uncertainties" and "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful; projects under development may not receive required permits, property rights, power purchase agreements, interconnection and transmission arrangements; and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability."

        In 2014, we recognized $1,208.5 million of revenues from the sale of solar power projects and the provision of EPC services. See "Item 4. Information on the Company—B. Business Overview" for additional information on our solar power project development and EPC services.

Foreign Exchange

        The majority of our sales in 2014 were denominated in Canadian dollars, U.S. dollars and Japanese yen, with the remainder in other currencies such as Euros, Renminbi and Australian dollars. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. The greater part of our cash and cash equivalents and restricted cash are denominated in Renminbi. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

Overview of Financial Results

        We evaluate our business using a variety of key financial measures.

  Net Revenues

        Revenues generated from our solar module business, which comprises primarily sales of standard solar modules and specialty solar modules, accounted for 88.5%, 71.4% and 55.5% of our net revenues in 2012, 2013 and 2014, respectively. Revenues generated from our total solutions business, which comprises primarily solar power project development, EPC services, O&M, services, electricity revenue generation and sales of solar system kits, represented 11.5%, 28.6% and 44.5% of our net revenues in 2012, 2013 and 2014, respectively. In 2015, we intend to hold more project assets to generate revenue from the sales of electricity. We believe this strategy of focusing on the downstream segment of the business will help to put us in a good competitive position and possibly increase our margins and overall profitability.

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

        In addition, revenue recognition for our solar power projects are, in many cases, not linear in nature due to the timing of when all relevant revenue recognition criteria have been met. During 2014, we recognized $754.2 million and $137.7 million of revenue from the sale of solar power projects using the full accrual method and the percentage-of-completion method, respectively. Our revenue recognition policies for the solar power project development are described in "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Revenue Recognition."

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

  •
  site-specific costs.

        Our cost of revenues decreased in 2012 and increased in 2013 and 2014, in each instance in line with our change in net revenues for the year.

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

        In April 2010, we began entering into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. The warranty insurance is renewable annually. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Warranty Cost."

        Write-downs of inventory included in our cost of revenue were $3.1 million, $0.7 million and $17.0 million in 2012, 2013 and 2014, respectively.

        On occasion, we enter into firm purchase commitments to acquire materials from our suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision, which requires us to pay for committed volumes regardless of whether we actually acquire the materials. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. We record the expected loss only as it relates to the succeeding year, as we are unable to reasonably estimate future market prices beyond one year, in cost of revenues in the consolidated statements of operations. As a result, changes in the cost of materials or sales price of modules will directly affect the computation of the estimated loss on firm purchase commitments and our consolidated financial statements in the following years. We did not record a loss on firm purchase commitments for the years ended December 31, 2012, 2013 and 2014.

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

  Operating Expenses

        Our operating expenses include selling expenses, general and administrative expenses, and research development expenses. Our operating expenses increased in 2012, decreased in 2013 and increased in 2014. We expect our operating expenses to increase as our net revenues grow in the future. On a percentage basis, however, we expect our operating expenses to remain constant with the growth of our operations.

  Selling Expenses

        Selling expenses consist primarily of salaries and benefits, transportation and customs expenses for delivery of our products, sales commissions for our sales personnel and sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling expenses increased in 2012, decreased in 2013 and increased in 2014. We expect as we increase our sales volume in the future, our selling expenses will increase as we hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees and insurance fees. Our general and administrative expenses increased in 2012, decreased in 2013 and increased in 2014. We expect our general and administrative expenses to increase to support the anticipated growth of our business.

  Research and Development Expenses

        Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. In 2012, 2013 and 2014, our research and development expenses accounted for 1.0%, 0.7% and 0.4% of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

  Share-based Compensation Expenses

        Under our share incentive plan, as of December 31, 2014, we had outstanding:

  •
  846,113 stock options;

  •
  1,610,219 restricted share units; and

  •
  349,500 restricted shares.

        For a description of the stock options, restricted share units and restricted shares granted, including the exercise prices and vesting periods, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation—Share Incentive Plan." We recognize share-based compensation to employees as expenses in our statement of operations based on the fair value of the equity awarded on the date of the grant. The compensation expense is recognized over the period in which the recipient is required to provide services in exchange for the equity award.

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

        For the year ended December 31, 2014, we recorded share-based compensation expenses of approximately $5.1 million, compared to approximately $4.5 million for the year ended December 31, 2013. We have categorized these share-based compensation expenses in our:

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

	Years Ended December 31,
	2012		2013		2014
	(In thousands of $, except for percentages)
Share-based compensation expenses included in:
Cost of revenues	870	16.8%	740	16.4%	807	15.9%
Selling expenses	964	18.6	760	16.9	974	19.1
General and administrative expenses	3,037	58.5	2,661	59.0	3,008	59.1
Research and development expenses	315	6.1	347	7.7	298	5.9

Total share-based compensation expenses	5,186	100.0%	4,508	100.0%	5,087	100.0%

        We expect to incur additional share-based compensation expenses as we expand our operations.

  Interest Expense

        Interest expense consists primarily of interest incurred with respect to our short and long-term borrowings from Chinese commercial banks and $150 million convertible senior notes issued in February 2014.

  Gain (Loss) on Change in Fair Value of Derivatives

        The loss on change in fair value of derivatives in our 2012 financial statements and the gain on change in fair value of derivatives in our 2013 and 2014 financial statements were associated with hedging part of our expected cash flows and balances denominated in foreign currencies, mainly in Japanese yen, Euros, Canadian dollars and Renminbi.

  Income Tax Expense

        We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

        We are governed by the CBCA, a federal statute of Canada and are registered to carry on business in Ontario. This subjects us to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rates were all 26.5% for the years ended 2012, 2013 and 2014.

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. Our major operating subsidiaries, CSI Solartronics, CSI Manufacturing, CSI Cells, CSI Luoyang Manufacturing, CSI Technologies and CSI Changshu Manufacturing, are subject to taxation in China. Certain of these subsidiaries once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5%. However, these benefits have now expired. In 2014, only Suzhou Sanysolar Materials Technology Co., Ltd., which is recognized as an HNTE and satisfies applicable statutory requirements, enjoys a reduced enterprise income tax rate of 15%. As most of the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

        The EIT Law provides that enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income.

        Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider the undistributed earnings of our PRC subsidiaries (approximately $155.6 million at December 31, 2014) to be indefinitely reinvested in China, and, consequently, we have made no provision for withholding taxes for those amounts.

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

        A majority of our contracts provide that products are shipped under the terms of free on board, or FOB, ex-works, or cost, insurance and freight, or CIF, and delivered duty paid, or DDP. Under FOB, we fulfill our obligation to deliver when the goods have passed over the ship's rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under ex-works, we fulfill our obligation to deliver when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in taking the goods from our premises to the desired destination. Under CIF, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship's rail in the port of shipment. Under DDP, we are responsible for making a safe delivery of goods to a named destination, paying all transportation expenses and the duty. We bear the risks and costs associated with supplying the goods to the delivery location.

        As of December 31, 2012, 2013 and 2014, we had inventories of $18.4 million, $8.2 million and $7.5 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered products remain as inventories on our consolidated balance sheets, regardless of whether title has been transferred. In such cases, we recognize revenues, adjust inventories and recognize cost of revenues when payment is collected from customers.

        Our revenues from sales to customers are recorded net of estimated returns. We periodically accrue an estimate for sales returns at the time of sale using our judgment based on historical results and anticipated returns as a result of current period sales. As of December 31, 2012, 2013 and 2014, we had a sales return reserve of $1.0 million, $0.2 million and $0.1 million, respectively. To the extent actual returns differ from these estimates, revisions may be required.

        We enter into toll manufacturing arrangements in which we receive cells and returns finished modules. In such cases, the title of the cells received and risk of loss remains with the seller. As a result, we do not recognize inventory on the consolidated balance sheets. We recognize a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2012, 2013 and 2014, we recognized revenue of $7.9 million, $14.0 million and $16.6 million, respectively, under the toll manufacturing arrangements.

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

        We recognize revenue from the sale of project assets in accordance with Accounting Standards Codification, or ASC, 360-20, Real Estate Sales. For these transactions, we have determined that the project assets, which represent the costs of constructing solar power projects, represent "integral" equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate Sales. We record the sale as revenue using one of the following revenue recognition methods, based upon evaluation of the substance and form of the terms and conditions of such real estate sales arrangements: (i) Full accrual method. We record revenue for certain sales arrangements after construction of discrete portions of a project or after the entire project is substantially complete. We recognize revenue and profit using the full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) we have transferred the usual risk and rewards of ownership to the buyer. Specifically, we consider the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and we do not have any substantial continuing involvement with the project. (ii) Percentage-of-completion method. We apply the percentage-of-completion method, as further described below, to certain real estate sales arrangements where we convey control of land or land rights, (a) when a sale has been consummated; (b) we have transferred the usual risks and rewards of ownership to the buyer; (c) the initial and continuing investment criteria have been met; (d) we have the ability to estimate its costs and progress toward completion, and (e) all other revenue recognition criteria have been met. The initial and continuing investment requirements, which demonstrate a buyer's commitment to honor their obligations for the sales arrangement, can typically be met through the receipt of cash or an irrevocable letter of credit from a highly creditworthy lending institution. When evaluating whether the usual risks and rewards of ownership have transferred to the buyer, we consider whether we have or may be contingently required to have any prohibited forms of continuing involvement with the project. Prohibited forms of continuing involvement in a real estate sales arrangement may include us retaining risks or rewards associated with the project that are not customary with the range of risks or rewards that an EPC contractor may assume. (iii) Installment method. Depending on whether the initial and continuing investment requirements have been met, and whether collectability from the buyer is reasonably assured, we may align our revenue recognition and release of project assets or deferred project costs to cost of sales with the receipt of payment from the buyer if the sale has been consummated and we have transferred the usual risks and rewards of ownership to the buyer.

        During 2014, we recognized $754.2 million and $137.7 million of revenue from the sale of solar power projects using the full accrual method and percentage-of-completion method, respectively.

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

        We recognize electricity revenue when persuasive evidence of an arrangement exists, electricity has been generated and transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

        We recognize government subsidy of electricity revenue generated from solar power systems when the condition attached to it has been met and there is reasonable assurance that the grant will be received. During the year ended December 31, 2014, we recognized government subsidy of $2.0 million related to electricity generated from solar power systems in revenue.

  Warranty Cost

        Before June 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we have increased our warranty against defects in materials and workmanship to six years. Effective August 1, 2011, we have increased our warranty against defects in materials and workmanship to ten years and we guarantee that, for a period of 25 years, our standard solar modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline of the module will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

        In resolving claims under the workmanship warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. In resolving claims under the performance warranty, we have the right to repair or replace solar modules, at our option.

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

        We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors' and our own actual claim history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual for warranty costs differs from the estimates, we will prospectively revise our accrual rate. We currently record a 1% warranty provision against our revenue for sales of solar power products.

        In April 2010, we began entering into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year.

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

  •
  comparison of the solar module product warranty policy against the terms of the insurance policies, to ensure valid warranty claims submitted by customers will be covered by the policy and therefore reimbursed by the insurance companies; and

  •
  with respect to specific claims submitted, written communications from the insurance company are monitored to ensure the claim has been promptly submitted to and accepted by the insurance company, and reimbursements have been subsequently collected. The successfully processed claims provide further evidence that the insurance policies are functioning as anticipated.

        To the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, we will establish a provision for uncollectible amounts based on the specific facts and circumstances. To date, no provision had been determined to be necessary. In addition, to the extent that accrual for warranty costs differs from the estimates and we prospectively revise our accrual rate, this change may result in a change to the amount expected to be recovered from insurance.

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in our consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, we will reclassify that portion of the receivable as being current. The insurance receivable amounts were $27.9 million and $43.4 million at the end of 2013 and 2014, respectively, and were included as a component of other non-current assets.

        We made downward adjustments to our accrued warranty costs of $31.4 million and other non-current assets of $17.7 million, for the year ended December 31, 2013, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $12.5 million, $(16.5) million and $18.6 million are included in cost of revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

  Impairment of Long-lived Assets

        We assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. No impairment charge was recorded during the year ended December 31, 2012. We recorded impairment charges of $3.7 million and $1.6 million related to the write-down of mono-crystalline ingot furnaces in 2013 and wafer sorting machine and other fixed assets in Luoyang in 2014, respectively.

  Allowance for Doubtful Accounts

        We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We establish allowances for doubtful accounts primarily based upon the age of our receivables and factors surrounding the credit risk of specific customers. As of December 31, 2012, 2013 and 2014, an allowance for doubtful accounts receivable of $47.6 million, $38.5 million and $31.8 million, respectively, was established for certain customers for whom management sees a credit risk on the collection of accounts receivable balances. The allowance for doubtful accounts receivable as of December 31, 2012, 2013 and 2014 included $18.7 million, $19.2 million and $14.8 million, respectively relating to one customer in China with severe liquidity issues. We began purchasing insurance from Sinosure since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. We establish allowances for all doubtful accounts according to our allowance policy regardless of whether such accounts are covered by Sinosure insurance. For the amounts recoverable from Sinosure, we recorded $9.5 million, $0.5 million and $0.6 million in prepaid expenses and other current assets as of December 31, 2012, 2013 and 2014, respectively.

        With respect to advances to suppliers, primarily suppliers of solar cells, solar wafers and silicon raw materials, we perform ongoing credit evaluations of their financial condition. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintained a reserve for potential credit losses for advances to suppliers as of December 31, 2012, 2013 and 2014 of $38.5 million, $40.0 million and $37.7 million, respectively. The reserves as of December 31, 2014 include allowances on advances to LDK of $9.8 million, allowances on advances to a UMG-Si supplier of $10.5 million, and allowances on advances to Deutsche Solar of $16.3 million.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Cost of inventories consists of direct materials and, where applicable, direct labor costs, tolling costs and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

        Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand. The write-down of inventories for the years ended December 31, 2012, 2013 and 2014 were $3.1 million, $0.7 million and $17.0 million, respectively.

        We outsource portions of our manufacturing process. These outsourcing arrangements may or may not include transfer of title of the raw materials inventory to third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which the title is not transferred, we maintain such inventory on our consolidated balance sheets as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt, processed inventory is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.

        For those outsourcing arrangements, characterized as sales, in which title (including risk of loss) is transferred to the third-party manufacturer, we are constructively obligated, through raw materials sales agreements and processed inventory purchase agreements, which have been entered into with the third-party manufacturer simultaneously, to repurchase the inventory once processed. In this case, the raw materials remain classified as raw material inventory while in physical possession of the third-party manufacturer and cash is received, which is classified as "advances from customers" on the consolidated balance sheets and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayments for repurchase of the processed inventory, are classified as "advances to suppliers" on the consolidated balance sheets. There is no right of offset for these arrangements and accordingly, "advances from customers" and "advances to suppliers" remain on the consolidated balance sheets until the processed inventory is repurchased.

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

        We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We consider a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. We examine a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjust the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. We recorded impairment charges for project assets of nil, $1.6 million and $2.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.

        Project assets expected to be sold within twelve months as of each balance sheet date are recorded as current assets and project assets expected to be sold after twelve months are recorded as non-current assets on our consolidated balance sheets. The cash flows associated with the acquisition, construction, and sale of projects assets are classified as operating activities in our consolidated statements of cash flows. Project assets are often held in separate legal entities which are formed for the special purpose of constructing the project assets, which we refer to as "project companies". We consolidate project companies as described in Note 2 "Summary of Principal Accounting Policies—(b) Basis of consolidation" to our consolidated financial statements for the year ended December 31, 2014 included in this annual report on Form 20-F. The cash paid to the non-controlling interest in connection with disposal of such project companies was recorded as a financing activity in the consolidated statement of cash flows.

        We did not depreciate the project assets. If circumstances change, and we begin to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to property, plant and equipment. In 2014, project assets in China totaling $98.0 million were reclassified to property, plant and equipment.

  Income Taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry-forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. We have recognized a valuation allowance of $57.2 million and $53.0 million as at December 31, 2013 and 2014, respectively.

        Current income taxes are provided for in accordance with the laws of the relevant taxing jurisdictions. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

        Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (iii) non-current tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior periods and not settled with cash or other tax attributes. We only recognize tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. We record penalties and interests associated with the uncertain tax positions as a component of income tax expense.

Recently Issued Accounting Pronouncements

        In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-08, a new pronouncement which amends the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business or a major equity method investment. The amendments in the ASU are effective in the first quarter of 2015. Early adoption is permitted. We do not expect the adoption of ASU 2014-08 to have a significant impact on our financial statement disclosures.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. We are still in the process of assessing the potential financial impact to us.

        In June 2014, the FASB issued ASU 2014-12, a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of ASU 2014-12 to have a significant impact on our financial statement disclosures.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management's responsibility to (i) evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. We do not expect the adoption of ASU 2014-15 to have a significant impact on our financial statement disclosures.

        In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. We are still in the process of assessing the potential financial impact to us.

Results of Operations

        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2012		2013		2014
	(in thousands of $, except percentages)
Net revenues	$1,294,829	100.0%	$1,654,356	100.0%	$2,960,627	100.0%
Cost of revenues	1,204,468	93.0%	1,378,661	83.3%	2,379,633	80.4%
Gross profit	90,361	7.0%	275,695	16.7%	580,994	19.6%
Operating expenses:
Selling expenses	91,053	7.0%	88,426	5.3%	125,797	4.2%
General and administrative expenses	128,826	9.9%	44,768	2.7%	76,826	2.6%
Research and development expenses	12,998	1.0%	11,685	0.7%	12,057	0.4%
Total operating expenses	232,877	18.0%	144,879	8.8%	214,680	7.3%
Income from continuing operations	(142,516)	(11.0)%	130,816	7.9%	366,314	12.4%
Other income (expenses)
Interest expense	(53,304)	(4.1)%	(46,244)	(2.8)%	(48,906)	(1.7)%
Interest income	13,360	1.0%	11,973	0.7%	14,363	0.5%
Gain (loss) on change in fair value of derivatives	(4,369)	(0.34)%	10,764	0.7%	19,656	0.7%
Investment loss	(1,082)	(0.08)%	—	—%	—	—%
Foreign exchange gain (loss)	(10,708)	(0.83)%	(51,469)	(3.1)%	(32,219)	(1.1)%
Others	—	—%	428	0.03%	1,623	0.1%
Income (loss) before income taxes	(198,619)	(15.3)%	56,268	3.4%	320,831	10.9%
Income tax (expense) benefit	5,433	4.2%	(7,639)	(0.5)%	(77,431)	(2.6)%
Equity in earnings (loss) of unconsolidated investees	(1,969)	(0.2)%	(3,064)	(0.2)%	487	0.0%
Net income (loss)	(195,155)	(15.1)%	45,565	2.8%	243,887	8.2%
Less: Net income attributable to non-controlling interest	314	0.0%	13,906	0.8%	4,385	0.1%
Net income (loss) attributable to Canadian Solar Inc.	(195,469)	(15.1)%	31,659	1.9%	239,502	8.1%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        Net Revenues.    Our total net revenues increased by $1,306.3 million, or 79.0%, from $1,654.4 million for the year ended December 31, 2013 to $2,960.6 million for the year ended December 31, 2014. The increase was primarily due to an increase in revenue contribution from our total solutions business, combined with higher shipments from our solar module business from 1,736 MW in 2013 to 2,358 MW in 2014.

        Revenues generated from our solar module business increased by $461.8 million, or 39.1%, from $1,181.7 million in 2013 to $1,643.5 million in 2014. The increase was primarily due to an increase of $404.5 million attributed to the 35.9% increase of shipments of our solar modules.

        Our total solar module shipments were 2,813 MW in 2014, an increase of 48.5% from 1,894 MW in 2013. Shipments to non-European markets increased by 848.7 MW from 1,605.2 MW in 2013 to 2,453.9 MW in 2014, primarily to customers in the U.S. and Japan. Shipments to European markets increased by 69.7 MW from 289.0 MW in 2013 to 358.7 MW in 2014.

        The average selling price of our solar modules in 2014 was $0.67, the same as in 2013.

        Revenues generated from our total solutions business increased by $844.4 million, or 178.6%, from $472.7 million in 2013 to $1,317.1 million in 2014. $886.6 million of the increase was attributable to increased sales of solar power projects and revenue from EPC services, partially offset by $45.6 million decrease in sales of solar system kits.

        Cost of Revenues.    Our cost of revenues increased by $1,001.0 million, or 72.6%, from $1,378.7 million in 2013 to $2,379.6 million in 2014. The increase was primarily due to further growth of our total solutions business and increased shipments from our solar module business. Cost of revenues as a percentage of total net revenues decreased from 83.3% in 2013 to 80.4%.

        Gross Profit.    As a result of the foregoing, our gross profit increased by $305.3 million, or 110.7%, from $275.7 million in 2013 to $581.0 million in 2014. Our gross profit margin increased from 16.7% in 2013 to 19.6% in 2014, primarily due to the increased contribution of our higher margin total solutions business, increased shipments from our solar module business and continued decrease in our solar module manufacturing costs, partially offset by cash deposits of approximately $36.0 million related to countervailing and anti-dumping rulings in the U.S. that were charged to our cost of revenues. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings."

        Operating Expenses.    Our operating expenses increased by $69.8 million, or 48.2%, from $144.9 million in 2013 to $214.7 million in 2014. Operating expenses as a percentage of our total net revenues decreased from 8.8% in 2013 to 7.3% in 2014.

        Selling Expenses.    Our selling expenses increased by $37.4 million, or 42.3%, from $88.4 million in 2013 to $125.8 million in 2014. The increase was primarily due to $21.7 million increase in shipping and handling costs, $10.3 million increase in salary and bonus and $3.4 million increase in storage charges. Selling expenses as a percentage of our net total revenues decreased from 5.3% in 2013 to 4.2% in 2014.

        General and Administrative Expenses.    Our general and administrative expenses increased by $32.1 million, or 71.6%, from $44.8 million in 2013 to $76.8 million in 2014. The increase was primarily due to $31.5 million reversal in 2013 of provision for the unfavorable arbitration award related to LDK, $8.3 million increase in salary and bonus and $4.4 million increase in professional service fee, partially offset by $8.5 million reversal of bad debt allowance. General and administrative expenses as a percentage of our total net revenues decreased from 2.7% in 2013 to 2.6% in 2014.

        Research and Development Expenses.    Our research and development expenses increased by $0.4 million, or 3.2%, from $11.7 million in 2013 to $12.1 million in 2014. Research and development expenses as a percentage of our total net revenues were 0.7% in 2013 and 0.4% in 2014.

        Interest Expense, Net.    Our interest expense, net, increased by $0.3 million, or 0.8%, from $34.3 million in 2013 to $34.5 million in 2014. Interest expense increased by $2.7 million, or 5.8%, from $46.2 million in 2013 to $48.9 million in 2014. The increase was primarily due to interest expenses related to the convertible senior notes of $150 million issued in February 2014. Interest income increased by $2.4 million, or 20.0%, from $12.0 million in 2013 to $14.4 million.

        Gain/(Loss) On Change in Fair Value of Derivatives.    We recorded a gain of $19.7 million on change in fair value of derivatives in 2014, compared to a gain of $10.8 million in 2013. The gain in

2014 was attributable to gains on foreign currency forward contracts that we purchased to mitigate the impact of changes in exchange rates of foreign currencies, mainly Japanese yen, Euro, Canadian dollar and Renminbi.

        Foreign Exchange Loss.    We recorded a foreign exchange loss of $32.2 million in 2014, compared to a loss of $51.5 million in 2013. The loss in 2014 was primarily attributable to the depreciation of Renminbi, Japanese yen and Canadian dollar against the U.S. dollar.

        Income Tax Expense.    Our income tax expense was $77.4 million in 2014, compared to an expense of $7.6 million in 2013. The increase in income tax provision in 2014 was primarily due to our higher profit before income tax.

        Equity in Earnings (Loss) of Unconsolidated Investees.    Our share of the earnings of unconsolidated investees was net earnings of $0.5 million in 2014, compared to a net loss of $3.1 million in 2013.

        Net Income Attributable to Non-Controlling Interest.    The net income attributable to non-controlling interest is the share of net income attributable to the interests of non-controlling shareholders in certain of our subsidiaries or project companies in Canada, China, Germany, Japan and the U.S. In many cases, we acquire or establish project companies in which third parties hold minority equity interests, which are reported as non-controlling interests in our consolidated financial statements. When the projects are sold to third parties, we allocate the percentage attributable to non-controlling interests accordingly. The amounts of net income generated in connection with the sale of project assets which was attributable to minority interests was $4.4 million in 2014 and $13.9 million in 2013.

        Net Income (Loss) Attributable to Canadian Solar Inc.    As a result of the foregoing, we recorded net income of $239.5 million in 2014, which was a $207.8 million, or 656.5%, increase over our net income of $31.7 million in 2013.

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

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

        We are generally required to make prepayments to suppliers of silicon raw materials. Even though we require some customers to make partial prepayments, there is typically a lag between the time we make our prepayments for silicon raw materials and the time our customers make their prepayments.

        Our total solutions business required increased funding and use of working capital in 2014 and is expected to continue to require significant funding and use of working capital in the future. The time cycles of our solar power project development can vary substantially and can take up to many years to mature. As a result, we may need to make significant up-front investments of resources before the collection of any cash from the sale of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal, and other expenses. In addition, we may have to use our existing bank facilities to finance the construction of these solar power projects. Depending on the size and number of solar power projects that we are developing and self-financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our projects which we are self-financing could also impact our liquidity.

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

        In 2014, we financed our operations primarily through cash flows from operations, short-term and long-term borrowings and proceeds from offerings of convertible senior notes and common shares. As of December 31, 2014, we had $549.5 million in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less.

        As of March 31, 2015, we, inclusive of Recurrent, had contractual credit lines with an aggregate limit of approximately $911.1 million, of which $267.9 million had been drawn down with due dates beyond December 31, 2015 and $368.5 million had been drawn down with due dates before December 31, 2015. In addition, we had non-binding credit lines of approximately $418.8 million, of which $141.7 million had been drawn down with due dates before December 31, 2015, $197.7 million had been drawn down with due dates beyond December 31, 2015 and $79.4 million was subject to the lenders' discretion upon request for additional draw downs. Non-binding credit lines represent non-legally binding facility limits granted by lenders, which can be changed unilaterally by the lenders.

        As of March 31, 2015, we, inclusive of Recurrent, had approximately $127.2 million of long-term borrowings (non-current portion), of which $42.9 million was secured by property, plant and equipment, and $82.1 million of long-term borrowings (current portion), of which $68.4 million was secured by restricted cash, property, plant and equipment and project assets. As of March 31, 2015, we had approximately $802.3 million of short-term borrowings, of which $364.4 million was secured by restricted cash, inventory, land use rights, project assets and property, plant and equipment. The long-term borrowings (non-current portion) mature at various times during the period from the second quarter of 2016 to the first quarter of 2031 and bear interest at rates ranging from nil to 9.11% per annum. The long-term borrowings (current portion) and the short-term borrowings mature at various times during 2015 and the first quarter of 2016 and bear interest at rates ranging from 0.26% to 13.0% per annum. Our bank lines contain no specific extension terms but, historically, we have been able to obtain new short-term loans on terms similar to those of the maturing short-term loans shortly before they mature.

        On May 20, 2013, we entered into a RMB270 million loan agreement with China Development Bank. The loan facility has a fifteen-year maturity, including a one year grace period and was used to finance the construction of a 30 MW solar power project and its ancillary facility in the western part of China.

        On October 16, 2013, we entered into a financing agreement with Deutsche Bank AG, Canada Branch, or Deutsche Bank, pursuant to which Deutsche Bank agreed to provide C$104.0 million in non-recourse, short-term construction financing to us for the construction of solar power projects in Ontario, Canada. The loans were repaid with sales proceeds of the financed projects in December 2014.

        On November 28, 2013, we entered into a financing agreement with National Bank of Canada, pursuant to which National Bank of Canada agreed to provide C$35.0 million in short-term construction financing to us for the construction of solar power projects in Ontario, Canada. The projects were completed and sold and the loan was assumed by buyers in March 2014.

        On December 4, 2013, we entered into a $40 million loan agreement with Harvest North Star Capital. The loan facility will be used to finance the development of several ground-mounted solar power projects in Japan totaling around 145.1 MW, with construction expected to commence during the second quarter of 2015.

        In February 2014, we completed an offering of our common shares and convertible senior notes. Pursuant to the offering, we sold 3,194,700 common shares at a price of $36.00 per share and $150 million aggregate principal amount of 4.25% convertible senior notes. We received aggregate net proceeds of approximately $255.7 million from these offerings, after deducting discounts and commissions, but before offering expenses. The proceeds were used for general corporate purposes, including expanding manufacturing capacity, the development of solar power projects and working capital.

        In February 2014, we signed a C$52 million ($44.8 million) loan agreement with Natixis, New York Branch/Norddeutsche Landesbank Girozentrale, New York Branch/Cooperative Centrale Raiffeisen-Boerenleenbank B.A., New York Branch. The loan facility has a maturity term of construction plus 10 years and was used to finance the 10 MW (AC) Glenarm utility-scale solar power project. The Glenarm plant reached commercial operation in November 2014 and was sold to an affiliate of DIF Infra 3 RE Canada (Ltd), or DIF, in January 2015. The loan was assumed by DIF in January 2015.

        In February 2014, we signed a C$48 million ($41.4 million) loan agreement with Manufacturer's Life Insurance Company, or Manulife. The loan facility was used to finance our Val Caron solar power project located in Ontario, Canada. The Val Caron project was completed and sold to an affiliate of Concord Green Energy Inc., or Concord, and the loan was assumed by Concord, in June 2014.

        In March 2014, we signed another loan agreement with Manulife for a C$50.5 million ($43.5 million) loan facility which was used to finance our Mighty Solar power project located in Ontario, Canada. The Mighty Solar project was completed and sold to an affiliate of Concord, and the loan was assumed by Concord, in September 2014.

        In May 2014, we entered into a financing agreement with National Bank of Canada, or National Bank, pursuant to which National Bank agreed to provide C$115.5 million ($99.6 million) in short-term construction financing for the construction of three solar power projects in Ontario, Canada, totaling 30 MW (AC). The three solar power projects, Sparkle Light, Good Light and Lunar Light, have been awarded a 20-year power purchase contract. Good Light and Sparkle Light were sold to BluEarth Renewables Inc., or BluEarth, in August 2014 and December 2014, respectively, and the loans of these two projects were assumed by BluEarth. Lunar Light will be sold and the loan is expected to be assumed by the buyer, in the second quarter of 2015.

        In October 2014, we signed another loan agreement with Manulife for a C$51 million ($44.0 million) construction and term financing which was used to finance our Raylight solar power plant located in Ontario, Canada. The Raylight project was completed and sold to an affiliate of Concord, and the loan was assumed by Concord, December 2014.

        In March 2015, we signed a loan agreement with Credit Suisse AG, Singapore Branch to provide Recurrent a one year senior secured bridge loan of $150 million in conjunction with the acquisition of Recurrent. In addition, we obtained from Export Development Canada a performance security guarantee of up to approximately $75 million to backstop letters of credit against project development obligations by Recurrent.

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

        We expect that our accounts receivable, inventories and project assets, three of the principal components of our current assets, will increase in line with increases in our net revenues. Due to market competition, in many cases, we offer credit terms to our customers ranging from 30 days up to 120 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $75.3 million as of December 31, 2013 and $112.0 million as of December 31, 2014. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

        The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2012	2013	2014
	(in thousands of $)
Net cash provided by (used in) operating activities	(147,759)	229,549	265,106
Net cash used in investing activities	(306,491)	(37,509)	(116,049)
Net cash provided by (used in) financing activities	249,576	(104,900)	191,947
Net increase (decrease) in cash and cash equivalents	(202,027)	86,282	321,293
Cash and cash equivalents at the beginning of the year	343,995	141,968	228,250
Cash and cash equivalents at the end of the year	141,968	228,250	549,543

Operating Activities

        Net cash provided by operating activities was $265.1 million in 2014, compared to a net cash provided by operating activities of $229.5 million in 2013. The change was primarily due to a significant increase in net income from $45.6 million in 2013 to $243.9 million in 2014, partially offset by increase in working capital investments.

        Net cash provided by operating activities was $229.5 million in 2013, compared to net cash used in operating activities of $147.8 million in 2012. The change was primarily due to a net income in 2013 compared to a net loss in 2012 and overall improved working capital management.

Investing Activities

        Net cash used in investing activities was $116.0 million in 2014, compared to $37.5 million in 2013. The change was primarily due to an increase in payments to acquire property, plant and equipment, an increase in restricted cash used as collateral to secure our bank acceptances and borrowings as well as an increase in loans receivable.

        Net cash used in investing activities was $37.5 million in 2013, compared to $306.5 million in 2012. The decrease was primarily due to a smaller increase in restricted cash used as collateral to secure our bank acceptances and borrowings and a decrease in payments to acquire property, plant and equipment, partially offset by an increase in cash investment in affiliates.

Financing Activities

        Net cash provided by financing activities was $191.9 million in 2014, compared to $104.9 million used in 2013. The change was primarily due to receipt of net proceeds of $108.9 million and $144.9 million from our offerings of common shares and convertible notes, respectively, during 2014.

        Net cash used in financing activities was $104.9 million in 2013, compared to net cash provided by financing activities of $249.6 million in 2012. The change was primarily due to a net decrease in bank borrowings in 2013, partially offset by receipt of net proceeds of $47.9 million from our at-the-market offering of common shares.

        We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the 12 months ending December 31, 2015. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

        We made capital expenditures of $60.5 million, $23.1 million and $65.1 million in 2012, 2013 and 2014, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop solar power systems to generate electricity revenue. As of December 31, 2014, our short-term commitments for the purchase of property, plant and equipment were $30.8 million.

Restricted Net Assets

        Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The board of directors of our PRC subsidiaries determines the staff welfare and bonus reserve. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of their board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $360.0 million, $365.0 million and $393.5 million as of December 31, 2012, 2013 and 2014, respectively.

        Our operations in China are subject to certain restrictions on the transfer and use of cash within our company. Transfers of cash between our PRC subsidiaries and the Canadian parent company are restricted to normal trade business payments and any further capital contribution from the Canadian parent company may only be made under China's existing foreign currency regulations. Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, certain government authorities, including the Ministry of Commerce or its local counterparts, must approve these capital contributions. These limitations could affect the ability of our Chinese subsidiaries to obtain foreign exchange through equity financing.

        As of December 31, 2014, $155.6 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under accounting principles generally accepted in the PRC, to a non-distributable general reserve. After making this appropriation, the balance of the $155.6 million of undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute the distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

C.    Research and Development

        We have significantly expanded our research and development activities since 2009. We have two research and development centers with state-of-the-art equipment—the Center for Solar Cell Research and the Center for Photovoltaic Testing and Reliability Analysis. The Center for Solar Cell Research is focused on developing new high efficiency solar cells and advanced solar cell processing technologies. The Center for Photovoltaic Testing and Reliability Analysis has been accredited and running according to ISO/IEC17025 standard since 2009 and is focused on solar module and module components reliability testing and qualification, and solar module performance analysis. The Center for Photovoltaic Testing and Reliability Analysis actively participates in and contributes to IEC standard development on solar modules, such as IEC 62804 test method on PID and has been qualified by VDE, CSA, Intertek and TUV Rheinland in their Test Data Acceptance Programs.

        As of December 31, 2014, we had approximately 190 employees in research, product development and engineering.

        Our research and development activities have generally focused on the following areas:

  •
  continuously improving solar cell conversion efficiency and developing new structures and technologies for higher efficiencies;

  •
  developing modules with improved design and assembly methods to have higher power output;

  •
  improving manufacturing yield and reliability of solar modules and reducing manufacturing costs;

  •
  developing smart modules integrated with optimizer or micro-inverters;

  •
  testing, data tracing and analysis for module performance and reliability;

  •
  designing and developing customized solar modules and products to meet customer requirements; and

  •
  developing new methods and equipment for analysis and quality control of incoming materials (such as polysilicon, wafers, cells and other module components).

        Going forward, we will focus on the following research and development initiatives that we believe will enhance our competitiveness:

  •
  High efficiency cells.  We have begun commercializing our in-house developed black silicon technology on multi wafers. This self-developed wet chemical texturing is a unique, IP-protected and cost effective technology and will significantly increase solar cell efficiency due to advanced light absorption and surface passivation. We also have developed PERC (passivated emitter and rear contact) technology in order to further increase cell efficiency. Mass production will begin in the near future in a new facility. We also have very focused research and development initiatives on N-type bifacial cell, heterojunction cell, IBC cell and other high efficiency cell designs. With these advanced technologies, we can significantly lower the LCOE (levelized cost of energy) on the system level and improve our products' market competitiveness.

  •
  Solar module manufacturing technologies.  Since the opening of our Center for Photovoltaic Testing and Reliability Analysis in 2006, we have focused on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency and reliability. We are among the first to begin mass production of four bus-bars cells and modules. We have developed new technology for PID-resistant modules, which have received certification by the TUV SUD and the VDE testing and certification institutes. Our black silicon module technology has improved the output power. We also started mass production of double-glass modules that are market-leading in yield, cell-to-module power loss and cost.

  •
  Power system integration and solar application products.  We recently began to explore power system integration products and expanded our research and development efforts in solar application products.

  •
  Solar power system development, energy storage system, off-grid power system, micro grid system and smart grid system. As we continue to move into the downstream total solutions business, we plan to hire additional engineering staff and increase investment in these areas.

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

F.     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of $)
Short-term debt obligations	725,513	725,513	—	—	—
Interest related to short-term debt obligations(1)	13,484	13,484	—	—	—
Operating lease obligations	13,829	3,419	6,113	3,123	1,174
Purchase obligations(2)	434,412	434,412	—	—	—
Long-term debt obligations	134,300	—	93,868	14,965	25,467
Interest related to long-term debt obligations(3)	26,404	8,494	9,201	3,850	4,859

Total	1,347,942	1,185,322	109,182	21,938	31,500

(1)
Interest rates range from 0.68% to 9.75% per annum for short-term debt obligations.

(2)
Includes commitments to purchase $30.8 million of production equipment and $403.7 million of raw materials.

(3)
Interest rates range from 0% to 13% per annum for long-term debt obligations.

        The above table excludes uncertain tax liabilities of $15.6 million, as we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions. For additional information, see the notes to our consolidated financial statements, included herein.

        In April 2012, we entered into a purchase agreement with SkyPower to acquire a majority interest in 16 solar projects for a total consideration of approximately C$185 million, of which C$139.6 million, C$29.1 million and C$71.6 million was paid in 2012, 2013 and 2014, respectively, and the balance will be paid as the solar projects reach certain milestones. As of December 31, 2014, the outstanding balance was approximately C$2.91 million ($2.5 million).

        Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	51	Chairman of the Board, President and Chief Executive Officer
Robert McDermott	73	Lead Independent Director
Lars-Eric Johansson	68	Independent Director
Harry E. Ruda	56	Independent Director
Andrew (Luen Cheung) Wong	57	Independent Director
Michael G. Potter	48	Senior Vice President and Chief Financial Officer
Guangchun Zhang	57	Chief Operations Officer
Yan Zhuang	51	Senior Vice President and Chief Commercial Officer

Directors

        Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Through his leadership, we became a public listed company on the Nasdaq in 2006 and have since firmly established ourselves among the top ranked manufacturers of solar PV products globally. Prior to founding Canadian Solar, Dr. Shawn Qu held various positions in product engineering, business development and strategic planning at ATS Automation Tooling Systems, Inc., or ATS, and its solar subsidiary Photowatt International S.A. Prior to ATS, Dr. Shawn Qu was a research scientist at Ontario Power Generation where he worked as a process leader in its solar product commercialization team. In 2011, Dr. Shawn Qu became a visiting professor at Tsinghua University, one of the most prestigious universities in China. Dr. Shawn Qu has published research articles in academic journals including IEEE Quantum Electronics, Applied Physics Letter and Physical Review. He received a Ph.D. in material sciences in 1995 from the University of Toronto, focusing on semiconductor super lattice and optical effects. He also holds a Master of Science in physics from University of Manitoba and a Bachelor of Science in applied physics from Tsinghua University in Beijing.

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

        Mr. Lars-Eric Johansson has served as an independent director of our company since August 2006. Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. He has been the president and chief executive officer of Ivanhoe Mines Ltd. (formerly Ivanplats Inc. and Ivanhoe Nickel & Platinum Ltd.), a Canadian public mining company since May 1, 2007. From 2004 to 2007, Mr. Johansson was a director and chairperson of the audit committee of Harry Winston Diamond Corporation, a specialist diamond company with assets in the mining and retail segments of the diamond industry. From May 2004 to April 2006, he was an executive vice president and the chief financial officer of Kinross Gold Corporation, a gold mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Between June 2002 and November 2003, Mr. Johansson was an executive vice president and chief financial officer of

Noranda Inc., a Canadian mining company dually listed on the Toronto Stock Exchange and the New York Stock Exchange. Until May 2004, Mr. Johansson served as a special advisor at Noranda Inc. From 1989 to May 2002, he was the chief financial officer and senior vice president of Falconbridge Limited, a mining and metals company in Canada listed on the Toronto Stock Exchange. He has chaired the audit committee of Golden Star Resources Ltd., a gold mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, from 2006 to 2010. From 2002 to 2003, he was also a director of Novicor Inc., a company formerly listed on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.

        Dr. Harry E. Ruda has served as an independent director of our company since July 2011. He is the Director of the Centre for Advanced Nanotechnology, the Stanley Meek Chair in Nanotechnology and Professor of Applied Science and Engineering at the University of Toronto, Canada. From 1982 to 1984, he developed one of the first theories for electron transport in selectively doped two dimensional electron gas heterostructures, while working as an IBM post-doctoral fellow. From 1984 to 1989, he was a senior scientist at 3M Corporation, developing some of the first models for electronic transport and optical properties of wide bandgap II-VI semiconductors. Dr. Ruda joined the faculty of the University of Toronto in 1989 in the Materials Science and Engineering and Electrical and Computer Engineering Departments. His research interests focus on the fabrication and modeling of semiconductor nanostructures with applications in the fields of optoelectronics, energy and sensing. Dr. Ruda was one of the founders of a Canadian National Centre of Excellence in Photonics. He has served on the National Science and Engineering Council of Canada and on other government panels, including those of the Department of Energy, Environmental Protection Agency, National Science Foundation in the U.S. and the Royal Academy of Engineering and Engineering Physical Sciences Research Council in the United Kingdom. Dr. Ruda is a Fellow of the Royal Society of Canada, a Fellow of the Institute of Physics and a Fellow of the Institute of Nanotechnology. He obtained his PhD in semiconductor physics from the Massachusetts Institute of Technology in 1982.

        Mr. Andrew (Luen Cheung) Wong has served as an independent director of our company since August 2014. Mr. Wong currently serves as the senior advisor to the vice chairman of the board of directors of Henderson Land Development Company Limited. Mr. Wong has served as a director and a member of the audit committee, nomination and remuneration committee of China CITIC Bank Corporation Limited, a company listed on The Stock Exchange of Hong Kong, since 2013. He has also served as a director of Ace Life Insurance Company Ltd. since 2008, and a director and a member of the audit committee and remuneration committee of Shenzhen Yantian Port (Group) Co. Ltd. since 2008. He is also a member of the board of directors of The Tsinghua University Education Foundation (HKSAR) Ltd. Previously, Mr. Wong was the director of Intime Retail (Group) Co. Ltd., a company listed on The Stock Exchange of Hong Kong, between 2013 and 2014, and was the director and a member of audit committee, risk management committee, nomination and remuneration committee of China Minseng Bank, a company listed on The Stock Exchange of Hong Kong, from 2006 to 2012. From 1982 to 2006, Mr. Wong held senior positions at the Royal Bank of Canada, the Union Bank of Switzerland, China Citicorp International Limited, a merchant banking arm of Citibank, Hang Seng Bank Limited and DBS Bank Limited, Hong Kong. Mr. Wong was awarded the National Excellent Independent Director by the Shanghai Stock Exchange in 2010 and received the Medal of Honour (Hong Kong SAR) from the Hong Kong SAR Government in 2011. Mr. Wong obtained his Bachelor of Social Sciences (Honours) degree from the University of Hong Kong in 1980 and a Master of Philosophy degree from Hong Kong Buddhist College in 1982.

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

        The functions and powers of our board of directors include:

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

B.    Compensation of Directors and Executive Officers

Cash Compensation

        We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $2.8 million for 2014. Of this amount, we paid approximately $0.3 million to our three independent directors and approximately $2.5 million to our executive officers.

Share-based Compensation

  Share Incentive Plan

        In March 2006, we adopted a share incentive plan, or the Plan.

        The purpose of the Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants to those of the shareholders and providing the directors, employees and consultants with an incentive for outstanding performance to generate superior returns to the shareholders. The Plan is also intended to motivate, attract and retain the services of the directors, employees and consultants upon whose judgment, interest and effort the successful conduct of our operations is largely dependent.

        In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 plus (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. As at March 31, 2015, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 10,184,000 common shares, of which 566,190 restricted shares, 3,380,032 options, and 2,885,346 restricted share units (in each case net of forfeitures) have been awarded, leaving 3,352,432 common shares available to be issued.

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

Restricted Shares

        The following table summarizes, as of March 31, 2015, the restricted shares granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

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

Options

        The following table summarizes, as of March 31, 2015, the options granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. The options granted to our independent directors vest immediately. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019
	25,000		—	—	25,000	11.33		August 27, 2010	August 26, 2020
	18,779		—	—	18,779	9.33		May 20, 2011	May 19, 2021
Robert McDermott	46,600	(1)	46,600	—	—	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	23,300	—	—	8.29	(4)	June 7, 2013	June 6, 2023
Lars-Eric Johansson	46,600	(2)	46,600	—	—	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	23,300	—	—	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	23,300	—	—	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Harry E. Ruda	23,300	(2)	23,300	—	—	8.31	(4)	August 14, 2011	August 13, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Directors as a Group	553,079		349,500	—	203,579
Executive Officers:
Michael G. Potter	23,300	(2)	23,300	—	—	7.36	(4)	September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	23,300	—	—	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	60,688		45,516	—	15,172	9.52		July 20, 2011	July 19, 2021
Yan Zhuang	23,300	(2)	23,300	—	—	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75		June 26, 2008	June 25, 2018
	80,000		80,000	—	—	9.37		May 23, 2009	May 22, 2019
	15,000		11,250	—	—	11.33		August 27, 2010	August 26, 2020
	11,268		5,634	—	2,817	9.33		May 20, 2011	May 19, 2021
Executive Officers as a Group	330,056		242,167	—	87,889
Employees:
Ten employees as a group	791,035		553,375	121,160	116,500	2.12		May 30, 2006	May 29, 2016
Twenty-eight employees as a group	126,170		90,968	33,202	2,000	4.29		May 30, 2006	May 29, 2016
One employee	2,330	(6)	2,330	—	—	4.29		May 30, 2006	May 29, 2016
Two employees as a group	51,260		51,260	—	—	4.29		June 30, 2006	June 29, 2016
One employee	64,075		64,075	—	—	4.29		July 17, 2006	July 16, 2016

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Hanbing Zhang(7)	46,600		—	—	46,600	4.29		July 28, 2006	July 27, 2016
One employee	46,600	(1)	46,600	—	—	4.29		August 8, 2006	August 7, 2016
One employee	58,250		14,563	—	43,687	12.00	(8)	August 8, 2006	August 7, 2016
Three employees as a group	11,650		9,903	1,747	—	12.00	(8)	August 31, 2006	August 30, 2016
Three employees as a group	79,900		58,250	21,650	—	12.10		March 1, 2007	February 28, 2017
One employee	6,990		1,748	5,242	—	12.10		March 1, 2007	February 28, 2017
One employee	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	June 30, 2017
Five employees as a group	52,280		5,413	46,867	—	8.21		August 17, 2007	August 16, 2017
Eight employees as a group	39,208		34,376	4,832	—	7.36		September 24, 2007	September 23, 2017
Thirteen employees as a group	216,745		151,763	64,982	—	7.36		September 24, 2007	September 23, 2017
Six employees as a group	36,136		25,000	11,136	—	19.55		February 28, 2008	February 27, 2018
One employee	10,000		—	10,000	—	19.40		March 3, 2008	March 2, 2018
Two employees as a group	18,000		—	18,000	—	20.67		March 31, 2008	March 30, 2018
One employee	30,000		—	30,000	—	46.28		June 26, 2008	June 25, 2018
Four employees as a group	30,000		—	25,000	5,000	27.88		August 7, 2008	August 6, 2018
Seventy-nine employees as a group	420,200		237,890	147,110	35,200	3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(7)	6,000		—	—	6,000	3.18		March 12, 2009	March 11, 2019
One employee	20,000		20,000	—	—	5.26		March 30, 2009	March 29, 2019
Eighteen employees as a group	59,400		30,600	18,800	10,000	9.37		May 23, 2009	May 22, 2019
One employee	10,000		—	10,000	—	11.58		May 31, 2009	May 30, 2019
Seven employees as a group	30,800		13,200	17,600	—	15.18		August 6, 2009	August 5, 2019
Fourteen employees as a group	82,600		60,600	22,000	—	16.10		November 8, 2009	November 7, 2019
One hundred and thirty-two employees as a group	498,600		194,675	254,675	49,250	11.33		August 27, 2010	August 26, 2020
Hanbing Zhang(7)	12,000		—	—	12,000	11.33		August 27, 2010	August 26, 2020
One employee	100,000		—	100,000	—	15		October 8, 2010	October 7, 2020
One hundred and fifty-three employees as a group	236,000		112,450	94,500	29,050	15.24		November 14, 2010	November 13, 2020
Five employees as a group	32,900		24,650	4,200	4,050	13.99		March 5, 2011	March 4, 2021
Seventy-three employees as a group	353,064		136,094	136,155	80,815	9.33		May 20, 2011	May 19, 2021
Hanbing Zhang(7)	7,512		—	—	7,512	9.33		May 20, 2011	May 19, 2021
Five employees as a group	150,000		22,500	105,000	22,500	8.94		June 1, 2011	May 31, 2021
Twenty employees as a group	74,000		22,500	44,500	7,000	3.03		November 14, 2011	November 13, 2021
Employees as a group	3,833,605		2,008,083	1,348,358	477,164
Two individuals as a group	11,650		11,650	—	—	15.00	(3)	April 13, 2007	April 12, 2017
Individuals as a group	11,650		11,650	—	—
Total Options	4,728,390		2,611,400	1,348,358	768,632

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

        Before 2014, we agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson and Harry E. Ruda, options to purchase 23,300 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vested immediately.

Restricted Share Units

        The following table summarizes, as of March 31, 2015, the restricted share units granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The restricted share units granted on May 8, 2011 vested on the anniversary of the date of grant. The restricted share units granted to our independent directors vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the date of the grant. The other restricted share units granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant.

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011	May 7, 2021
	13,706	(2)	10,279	—	May 20, 2011	May 19, 2021
	75,075	(2)	56,306	—	March 16, 2012	March 15, 2022
	67,024	(2)	33,512	—	March 9, 2013	March 8, 2023
	11,983	(2)	—	—	May 4, 2014	May 3, 2024
Robert McDermott	1,020	(5)	—	—	July 1, 2014	June 20, 2024
	800	(5)	—	—	October 1, 2014	September 30, 2024
	1,274	(5)	—	—	January 1, 2015	December 31, 2024
Lars-Eric Johansson	1,020	(5)	—	—	July 1, 2014	June 20, 2024
	800	(5)	—	—	October 1, 2014	September 30, 2024
	1,274	(5)	—	—	January 1, 2015	December 31, 2024
Harry E. Ruda	1,020	(5)	—	—	July 1, 2014	June 20, 2024
	800	(5)	—	—	October 1, 2014	September 30, 2024
	1,274	(5)	—	—	January 1, 2015	December 31, 2024
Andrew (Luen Cheung) Wong	610	(2)	—	—	August 7, 2014	August 6, 2024
	800	(5)	—	—	October 1, 2014	September 20, 2024
	1,274	(5)	—	—	January 1, 2015	December 31, 2024
Directors as a group	185,908		106,251	—
Executive Officers
Michael G. Potter	42,868	(2)	32,151	—	July 20, 2011	July 19, 2021
	45,045	(2)	33,784	—	March 16, 2012	March 15, 2022
	40,214	(2)	20,107	—	March 9, 2013	March 8, 2023
	7,262	(2)	—	—	May 4, 2014	May 3, 2024
Guangchun Zhang	80,000	(2)	40,000	—	March 9, 2013	March 8, 2023
	7,262	(2)	—	—	May 4, 2014	May 3, 2024
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011	May 7, 2021
	8,224	(2)	6,168	—	May 20, 2011	May 19, 2021
	45,045	(2)	33,784	—	March 16, 2012	March 15, 2022
	40,214	(2)	20,107	—	March 9, 2013	March 8, 2023
	7,988	(2)	—	—	May 4, 2014	May 3, 2024
Executive Officers as a group	326,686		188,665	—
Employees
Nine employees as a group	13,844	(1)	10,768	3,076	May 8, 2011	May 7, 2021
One hundred and seventy-four employees as a group	423,801	(2)	233,833	130,775	May 20, 2011	May 19, 2021
One hundred and forty-seven employees as a group	1,125,044	(2)	624,310	329,045	March 16, 2012	March 15, 2022
Four employees as a group	43,000	(2)	6,500	32,500	May 6, 2012	May 5, 2022
Three employees as a group	30,000	(2)	15,000	—	Aug 16, 2012	Aug 15, 2022

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Two employees as a group	16,006	(2)	8,003	—	Aug 17, 2012	Aug 16, 2022
One hundred and thirty-eight employees as a group	916,223	(2)	382,201	182,329	March 9, 2013	March 8, 2023
One employee	20,000	(2)	5,000	—	June 16, 2013	June 15, 2023
One employee	2,861	(2)	715	—	July 16, 2013	July 15, 2023
One employee	1,952	(2)	488	1,464	July 18, 2013	July 17, 2023
Thirteen employees as a group	19,655	(2)	4,725	1,890	August 10, 2013	August 9, 2023
Seven hundred and forty-eight employees as a group	126,036	(4)	126,036	—	August 11, 2013	August 10, 2023
One employee	10,000	(2)	5,000	—	August 17, 2013	August 16, 2023
One employee	1,739	(2)	435	—	October 31, 2013	October 30, 2023
Four employees as a group	5,933	(2)	1,744	1,571	November 8, 2013	November 7, 2023
One employee	1,040	(2)	260	—	November 25, 2013	November 24, 2023
Hanbing Zhang(3)	1,538	(1)	1,538	—	May 8, 2011	May 7, 2021
	5,482	(2)	4,111	—	May 20, 2011	May 19, 2021
	21,021	(2)	15,766	—	March 16, 2012	March 15, 2022
	18,767	(2)	9,383	—	March 9, 2013	March 8, 2023
	2,796	(2)	—	—	May 4, 2014	May 3, 2024
One hundred and eighty-four employees as a group	193,399	(2)	2,141	16,802	May 4, 2014	May 3, 2024
Three employees as a group	8,574	(2)	—	—	August 7, 2014	August 6, 2024
Four employees as a group	17,472	(2)	4,801	2,579	August 8, 2014	August 7, 2024
One employee	847	(2)	—	847	September 1, 2014	August 31, 2024
Three employees as a group	2,112	(2)	—	—	September 26, 2014	September 25, 2024
Seven employees as a group	39,673	(2)	—	—	December 26, 2014	December 25, 2024
Employees as a group	3,068,815		1,462,758	702,878
Total Restricted Share Units	3,581,409		1,757,674	702,878

(1)
Vest over a one-year period from the date of grant.

(2)
Vest over a four-year period from the date of grant.

(3)
The wife of Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer.

(4)
Vest immediately upon the date of grant.

(5)
Vest immediately after three years from the date of grant

        Effective June 23, 2014, we have agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson, Harry E. Ruda and Andrew Wong, restricted share units quarterly in advance on the first day of July, October, January and April in each year of service. The number of restricted share units granted quarterly is determined by dividing $30,000 by the average of the closing price of our common shares on each of the five trading days preceding the date of the grant. Each restricted share unit will entitle those directors to receive one of our common shares upon vesting. These restricted share units vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the grant date. We agree to issue common shares to those directors as soon as practicable, and in any event within 60 days, after the granted restricted share units are vested.

        On April 1, 2015, we agreed to grant certain employees of Recurrent 177,697 restricted share units. Each restricted share unit will entitle those employees to receive one of our common shares upon vesting. These restricted share units vest at the rate of 25% on each anniversary of the grant date and cease to vest on the termination of services of those employees.

C.    Board Practices

        In 2014, our board of directors held nine meetings and passed 31 resolutions by unanimous written consent.

Terms of Directors and Executive Officers

        Our officers are appointed by and serve at the discretion of our board of directors. Our current directors have not been elected to serve for a specific term and, unless re-elected, hold office until the close of our next annual meeting of shareholders or until such time as their successors are elected or appointed.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a technology committee.

  Audit Committee

        Our audit committee comprises Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew Wong and is chaired by Mr. Johansson. Mr. Johansson qualifies as an "audit committee financial expert" as required by the SEC. Each of Messrs. Johansson, McDermott, Ruda and Wong satisfies the "independence" requirements of the Nasdaq corporate governance rules and is "financially literate" as required by the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

        In 2014, our audit committee held seven meetings, and passed one resolution by unanimous written consent.

  Compensation Committee

        Our compensation committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew Wong and is chaired by Mr. McDermott. Each of Messrs. Johansson, McDermott, Ruda and Wong satisfies the "independence" requirements of the Nasdaq corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

        In 2014, our compensation committee held seven meetings and passed two resolutions by unanimous written consent.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew Wong and is chaired by Mr. McDermott. Each of Messrs. Johansson, McDermott, Ruda and Wong satisfies the "independence" requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

        In 2014, our nominating and corporate governance committee held five meetings and passed no resolution by unanimous written consent.

  Technology Committee

        Our technology committee consists of Dr. Harry E. Ruda and Dr. Shawn Qu and is chaired by Dr. Ruda. Our chief technical officer is an advisory member of the committee. The technology committee advises and assists the board of directors and management on matters relating to technology and technological innovation and development as it relates to our solar power business. The technology committee is responsible for, among other things:

  •
  reviewing, evaluating and advising the board of directors and management regarding the quality, scope, direction and effectiveness of our research and development programs and activities;

  •
  reviewing, evaluating and advising the board of directors and management regarding our progress in achieving our research and development goals and objectives;

  •
  reviewing, evaluating and making recommendations to the board of directors and management on our internal and external investments in science and technology;

  •
  monitoring, identifying, evaluating and advising the board of directors and management regarding competing solar power technologies and new and emerging developments in solar power science and technology;

  •
  reviewing, evaluating and advising the board of directors and our chief executive officer regarding the composition and quality of the research and development team; and

  •
  providing general oversight of matters relating to the protection of our intellectual property.

        Our technology committee was formed in November 2014 and held no meetings during the year.

Interested Transactions

        Under the CBCA, a director or officer of a corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer (or an individual acting in a similar capacity) of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose to the corporation in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest in accordance with the requirements of the CBCA. A director may vote on any resolution in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to remuneration as a director, officer, employee or agent of the corporation or an affiliate; (ii) one for indemnity or insurance in favor of directors and officers in compliance with the CBCA; or (iii) one with an affiliate.

        In 2014, we did not enter into any interested transactions other than those described in this "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

Qualification

        Each of our independent directors is asked to hold common shares and/or restricted share units having a value which is at least five times the director's annual cash retainer. This requirement should be satisfied before the later of July 1, 2017 and three years after he or she becomes a director.

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

        Our compensation committee is required to approve all employment agreements entered into by us with any employee whose base salary is equal to or greater than $150,000.

Director Agreements

        We have entered into director agreements with our independent directors, pursuant to which we make payments in the form of an annual cash retainer, payable quarterly, and quarterly grants of restricted share units to our independent directors for their services. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers."

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

        We have entered into indemnity agreements with each of our directors agreeing to indemnify them, to the fullest extent permitted by law, against all liability, loss, harm damage cost or expense, reasonably incurred by the director in respect of any threatened, pending, ongoing or completed claim or civil, criminal, administrative, investigative or other action or proceeding made or commenced against him or in which he is or was involved by reason of the fact that he is or was a director of our company.

        Our directors and officers are covered by directors' and officers' insurance policies.

D.    Employees

        As of December 31, 2012, 2013 and 2014, we had 7,020, 7,736 and 8,673 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2014.

	As of December 31, 2014
	Number of Employees	Percentage of Total
Manufacturing	7,168	82.6%
General and administrative	831	9.6%
Research and development	190	2.2%
Sales and marketing	484	5.6%

Total	8,673	100%

        As of December 31, 2014, we had 3,451 employees at our facilities in Suzhou, 3,039 employees at our facilities in Changshu, 886 employees at our facilities in Luoyang, 74 employees at our facilities in Yancheng, and 1,223 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, South Korea, Hong Kong, India, the Philippines, United Arab Emirates, South Africa, the Americas and the EU (which includes Germany, Italy and France). Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2015, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

        The calculations in the table below are based on the 55,698,476 common shares outstanding, as of March 31, 2015.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:(2)
Shawn (Xiaohua) Qu(3)	13,387,961	24.0%
Robert McDermott(4)	74,900	*
Lars-Eric Johansson(5)	51,600	*
Harry E. Ruda(6)	23,300	*
Andrew (Luen Cheung) Wong(7)	—	*
Michael G. Potter(8)	129,576	*
Guangchun Zhang(9)	12,771	*
Yan Zhuang(10)	27,353	*
All Directors and Executive Officers as a Group	13,707,461	24.5%

*
The person beneficially owns less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)
The business address of our directors and executive officers is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.

(3)
Includes 13,250,151 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu, 129,318 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2015, 8,492 shares issuable upon vesting of restricted share units held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2015.

(4)
Includes 5,000 common shares directly held by Mr. McDermott and 69,900 common shares issuable upon exercise of options held by Mr. McDermott within 60 days from March 31, 2015.

(5)
Includes 5,000 common shares directly held by Mr. Johansson and 46,600 common shares issuable upon exercise of options held by Mr. Johansson within 60 days from March 31, 2015.

(6)
Includes 23,300 common shares issuable upon exercise of options held by Mr. Ruda within 60 days from March 31, 2015.

(7)
Includes nil common shares issuable upon exercise of options held by Mr. Wong within 60 days from March 31, 2015.

(8)
Includes 81,160 common shares directly held by Mr. Potter, 46,600 common shares issuable upon exercise of options held by Mr. Potter within 60 days from March 31, 2015, and 1,816 shares issuable upon vesting of restricted share units held by Mr. Potter within 60 days from March 31, 2015.

(9)
Includes 10,955 common shares directly held by Mr. Zhang and 1,816 common shares issuable upon vesting of restricted shares units held by Mr. Zhang.

(10)
Includes 23,300 common shares issuable upon exercise of options held by Mr. Zhuang within 60 days from March 31, 2015, and 4,053 common shares issuable upon vesting of restricted share units held by Mr. Zhuang within 60 days from March 31, 2015.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.    Related Party Transactions

Guarantees and Loans

        Dr. Shawn Qu, our Chairman, President and Chief Executive Officer, fully guaranteed one-year loan facilities from Chinese commercial banks of RMB1,001 million, RMB1,866 million and RMB888 million ($145.1 million) in 2012, 2013 and 2014, respectively. Amounts drawn down under the facilities as at December 31, 2012, 2013 and 2014 were $66.3 million, $30.2 million and $145.1 million, respectively.

        In May, June and August 2013, Dr. Shawn Qu, our Chairman, President and Chief Executive Officer, loaned our company an aggregate of $13.0 million at an interest rate of 4.27%. We repaid the loan, including interest of approximately $0.2 million, in November and December 2013. As of December 31, 2014, we had no outstanding borrowings from Dr. Shawn Qu.

Sales and purchase contracts with affiliates

        In 2014, we sold solar power products to Gaochuangte, a company in which we own a 40% interest, in the amount of RMB15.7 million ($2.6 million).

        In 2014, we incurred costs of RMB33.9 million ($5.5 million) to Gaochuangte for EPC services related to our solar power projects. These amounts were recorded in project assets.

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

Legal and Administrative Proceedings

  SEC subpoenas

        In 2010, we received two subpoenas from the SEC requesting documents relating to, among other things, certain sales transactions in 2009 and whether those transactions potentially impacted the guidance issued by us in advance of our follow-on offering in October 2009. As part of its investigation, the SEC requested that we voluntarily provide certain documents and other information. We fully cooperated with the SEC and on December 15, 2014, the SEC imposed a cease-and-desist order and civil penalties against us and Mr. Yan Zhuang, our Senior Vice President and Chief Commercial Officer. The SEC found that we had violated the reporting, books and records, and internal controls provisions of the Exchange Act resulting from our recognition of revenue for certain transactions with U.S. customers during the second, third, and fourth quarters of 2009. The SEC also found that Mr. Zhuang was a cause of the violations. In addition, the SEC found that by directing a customer to make certain revisions to purchase orders, Mr. Zhuang had also violated Section 13(b)(5) of the Exchange Act. In anticipation of the proceedings leading up to the order, we and Mr. Zhuang submitted offers of settlement, which the SEC accepted. Pursuant to the proceedings, the SEC ordered us to cease and desist from committing any future violations of the relevant provisions of the Exchange Act and imposed a $500,000 civil money penalty. Similarly, the SEC ordered Mr. Zhuang to cease and desist from committing any future violations of the relevant provisions of the Exchange Act and pay a $50,000 civil money penalty.

  Class Action Lawsuits

        Following the two subpoenas from the SEC in 2010, six class action lawsuits were filed in the U.S. District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the U.S. District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleged generally that our financial disclosures during 2009 and early 2010 were false or misleading; asserted claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and named us, our chief executive officer and our former chief financial officer as defendants. We filed our motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. On March 29, 2013, the Court dismissed with prejudice a class action lawsuit filed against us and certain named defendants alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The court found that the plaintiffs failed to adequately allege a securities law violation and granted our motion to dismiss all claims against all defendants with prejudice. On December 20, 2013, the U.S. Court of Appeals for the Second Circuit affirmed the district court's order dismissing such class action lawsuit.

        In addition, a similar class action lawsuit was filed against us and certain of our executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that our financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the CBCA, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, we filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The court dismissed our motion on August 29, 2011. On March 30, 2012, the Ontario Court of Appeal denied our appeal with regard to our jurisdictional motion. On November 29, 2012, the Supreme Court of Canada denied our application for leave to appeal the order of the Ontario Court of Appeal. The plaintiff's motions for class certification and leave to assert the statutory cause of action under the Ontario Securities Act were served in January 2013 and initially scheduled for argument in the Ontario Superior Court of Justice in June 2013. However, the plaintiff's motions were adjourned in view of the plaintiff's decision to seek an order compelling us to file additional evidence on the motions. On July 29, 2013, the Court dismissed the plaintiff's motion to compel evidence. On September 24, 2013, the plaintiff's application for leave to appeal from the July 29 order was dismissed. In September 2014, the plaintiff obtained an order granting him leave to assert the statutory cause of action under the Ontario Securities Act for certain of his misrepresentation claims. In January 2015, the plaintiff obtained an order for class certification in respect of the claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. We are seeking leave to appeal from specific aspects of these two decisions. The motion for leave to appeal will be decided in 2015. We believe the Ontario action is without merit and we are defending it vigorously.

  LDK

        In July 2010, CSI Cells filed a request for arbitration against LDK with the CIETAC Shanghai Branch. In its arbitration request, CSI Cells asked LDK to refund (i) an advance payment of RMB10.0 million that it had made to LDK pursuant to a three-year wafer supply agreement between CSI Cells and LDK entered into in October 2007 and (ii) two advance payments totaling RMB50.0 million that CSI Cells had made to LDK pursuant to two ten-year supply agreements between CSI Cells and LDK entered into in June 2008. The first hearing was held in October 2010, during which CSI Cells and LDK exchanged and reviewed the evidence. After the first hearing, LDK counterclaimed against CSI Cells, seeking for (i) forfeiture of the three advance payments totaling RMB60.0 million that CSI Cells had made to LDK pursuant to the October 2007 and June 2008 agreements; (ii) compensation of approximately RMB377.0 million or the loss due to the alleged breach of the June 2008 agreements by CSI Cells; (iii) a penalty of approximately RMB15.2 million due to the alleged breach of the June 2008 agreements by CSI Cells; and (iv) arbitration expenses up to RMB4.7 million. The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011. In December 2012, CIETAC Shanghai Branch awarded RMB248.9 million plus RMB2.2 million in arbitration expenses in favor of LDK in relation to the wafer supply contracts we entered into with LDK, including RMB60.0 million previously paid deposits. CIETAC Shanghai Branch determined that we had no legal grounds to cancel the long-term supply agreements. In February 2013, LDK filed for enforcement proceedings against us with the Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award, after which LDK initiated additional proceedings against us in the Xinyu Intermediate People's Court, Jiangxi Province, or the Xinyu Intermediate Court, claiming that our rights to the initial deposits had been forfeited. On November 29, 2013, the Suzhou Intermediate Court vacated its decision of May 2013, or the May 2013 Decision, to dismiss a request by LDK, to enforce an arbitration award against us made by the former Shanghai branch of CIETAC in favor of LDK in the amount of RMB248.9 million relating to certain wafer supply contracts entered into between us and LDK in October 2007 and June 2008, and ruled that the case be re-adjudicated. This decision followed a request for re-adjudication issued by the Jiangsu Provincial High Court, which reviewed the May 2013 Decision and ordered the Suzhou Intermediate Court to retry the case on the grounds that its May 2013 Decision was based on insufficient legal grounds. The Suzhou Intermediate Court has already finished the hearing of this case and we are now waiting for the outcome. If the Suzhou Intermediate Court reverses the May 2013 Decision, we may be liable for a payment of RMB191.2 million to LDK. We have not made a provision for this amount. The Xinyu Intermediate Court, on October 18, 2013, postponed a related proceeding demanding we forfeit deposits of RMB25 million and RMB35 million paid to LDK in conjunction with the 2007 and 2008 supply contracts. The Xinyu Intermediate Court suspended its proceedings pending the outcome of the Suzhou Intermediate Court's re-examination of the May 2013 Decision.

        In March 2014, LDK filed an application for arbitration with the CIETAC in Shanghai, seeking for (i) compensation of RMB530.0 million for economic losses (including losses of potential profits) caused by the alleged breach of the June 2008 agreements; (ii) attorney fees of RMB1.2 million; and (iii) arbitration expenses. CIETAC sent the Notice of Arbitration to us on April 8, 2014. We believe the claims stated in the new application for arbitration overlap with the previous action that CIETAC Shanghai Branch has already decided upon, and which the Suzhou Intermediate Court refused to enforce. We filed objection to jurisdiction to CIETAC in April 2014, but CIETAC dismissed it. Therefore, we counterclaimed against LDK in July 2014, seeking for (i) a refund of the advance payment of RMB35.0 million ($5.6 million); (ii) attorney fees of RMB1.0 million ($0.2 million); and (iii) arbitration expenses. The hearing was held in October 2014 in Shanghai. CIETAC has not yet ruled on this case.

        We dispute the merits of the proceedings brought against us by LDK and will defend ourselves vigorously against these claims.

  U.S. Anti-dumping and Countervailing Duty Investigation

        In October 2011, a trade action was filed with the USDOC and the USITC by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the U.S. at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on Chinese-origin CSPV cells. We were identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market.

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. The rates at which duties will be assessed and payable are subject to ongoing administrative reviews that are likely to conclude in July 2015 and may differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the U.S. A number of parties have challenged the rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015.

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. We were identified as one of a number of Chinese producers exporting subject goods to the U.S. market.

        On December 16, 2014, the USDOC issued final affirmative determinations in these anti-dumping and countervailing duty investigations. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on subject CSPV imports from China. Cash deposit rates for our subject Chinese-origin products were announced as being 30.06% (anti-dumping duty) and 38.43% (countervailing duty). The rates at which duties will be assessed and payable will be subject to administrative reviews beginning in 2016. Those reviews may result in duty rates that differ from the announced deposit rates. A number of parties have appealed these USDOC and USITC rulings to the U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015.

  European Anti-dumping and Anti-Subsidy Investigations

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an anti-dumping investigation concerning imports into the EU of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. In each investigation, we were identified as one of a number of Chinese exporting producers of these products to the EU market. On December 6, 2013, the EU imposed definitive anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. Under the terms of an undertaking entered into with the European Commission, duties are not payable on our products sold into the EU, so long as we respect the terms and conditions of the undertaking, including a volume ceiling and minimum import price arrangement, and until the measures expire or the European Commission withdraws the undertaking.

        In February 2014, we filed separate actions with the General Court of EU for annulment of the regulation imposing the definitive anti-dumping measures and of the regulation imposing the definitive countervailing measures. These actions for annulment are ongoing.

        On March 5, 2015, the European Commission disclosed that it was proposing to withdraw acceptance of the undertaking as regards to us. The European Commission alleged that we (i) provided certain non-reported benefits to our customers and thereby violated the minimum price requirements, (ii) made parallel sales of modules covered and modules not covered by the undertaking to the same customers, in excess of the permissible limits, and (iii) used one original equipment manufacturer to assemble modules outside of China, rendering the monitoring of the undertaking impracticable. We are contesting this proposal, as we believe that none of our actions constitutes a breach of our commitments. Timing for a decision is uncertain. Should the undertaking be withdrawn, duties could be assessed on imports of our modules and cells originating in or consigned from China.

  Canadian Anti-dumping and Countervailing Duties Investigation

        In Canada, in December 2014, the Canadian government initiated concurrent anti-dumping and countervailing duties investigations on imported solar modules and laminates from China. The scope of the investigations includes thin-film and CSPV modules and laminates over 100 W, but not cells. We completed and submitted a complete request for information response to the CBSA and provided views and legal arguments in opposition to a preliminary finding of injury as a domestic Canadian producer to the Canadian International Trade Tribunal. We submitted the data and our submitted data was subject to on-site verification by Canadian officials from March 23, 2014 to March 26, 2015. In June 2015, the CBSA will release its final determinations of dumping and subsidization and the last stage of the injury investigation will proceed by way of a hearing on the evidence of material injury and threat of injury to the domestic Canadian industry. Termination of the proceeding or a finding resulting in the imposition of duties will be announced on July 3, 2015.

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

B.    Significant Changes

        Between January 1, 2015 and March 31, 2015, an additional 44,769 restricted share units granted under the Plan vested.

        Except as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details

        Our common shares have been listed on the Nasdaq under the symbol "CSIQ" since November 9, 2006. The following table sets forth the high and low trading prices for our common shares on the Nasdaq for the periods indicated.

	Trading Price
	High	Low
	$	$
Annual Highs and Lows
2009	30.51	3.00
2010	33.68	8.99
2011	16.79	2.07
2012	4.74	1.95
2013	33.25	3.12
2014	44.50	20.64
Quarterly Highs and Lows
First Quarter 2013	5.15	3.12
Second Quarter 2013	11.61	3.16
Third Quarter 2013	17.71	10.55
Fourth Quarter 2013	33.25	16.76
First Quarter 2014	44.50	29.52
Second Quarter 2014	34.38	21.38
Third Quarter 2014	41.12	23.20
Fourth Quarter 2014	35.79	20.64
First Quarter 2015	36.40	18.68
Monthly Highs and Lows
2014
October	35.79	25.10
November	33.31	24.03
December	25.90	20.64
2015
January	24.76	18.68
February	31.08	20.63
March	36.40	29.30
April (through April 20)	36.48	33.22

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

D.    Exchange Controls

        See "Item 4. Information on the Company—B. Business Overview—Government Regulations—Foreign Currency Exchange" and "Item 4. Information on the Company—B. Business Overview—Government Regulations—Dividend Distribution."

E.    Taxation

  Material Canadian Federal Tax Considerations

  General

        The following summary is of the material Canadian federal tax implications applicable to a holder, (a "U.S. Holder"), who holds our common shares and who, at all relevant times, for purposes of the Income Tax Act (Canada), (the "Canadian Tax Act") (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such U.S. Holder has held or holds the common shares; (ii) holds the common shares as capital property and as beneficial owner; (iii) deals at arm's length with and is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on a business in Canada; (v) did not acquire the common shares in respect of, in the course of or by virtue of employment with our company; (vi) did not acquire the common shares as part of a transaction or event or series of transaction or events so as to cause the foreign affiliate dumping rules in section 212.3 of the Canadian Tax Act to apply; (vii) is not a "specified shareholder" of the company as defined in subsection 18(5) of the Canadian Tax Act; (viii) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (ix) is a resident of the U.S. for purposes of the Canada- U.S. Income Tax Convention (1980), as amended, (the "Convention"), who is fully entitled to the benefits of the Convention; and (x) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such U.S. Holder has held or holds the common shares. Special rules, which are not addressed in this summary, may apply to a

U.S. Holder that is a "registered non-resident insurer" or "authorized foreign bank," as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.

        This summary assumes that our company is a resident of Canada for purposes of the Canadian Tax Act. Should it be determined that our company is not a resident of Canada for purposes of the Canadian Tax Act by virtue of being resident in another country (such as the PRC) by virtue of the application of an income tax convention between Canada and that other country, the Canadian income tax consequences to a U.S. Holder will differ from those described herein and U.S. Holders should consult their own tax advisors.

        This summary is based on the current provisions of the Canadian Tax Act, and the regulations thereunder, the Convention, and counsel's understanding of the published administrative practices and policies of the Canadian Revenue Agency, all in effect as of the date of this annual report on Form 20-F. This summary is not exhaustive of all potential Canadian federal tax consequences to a U.S. Holder and does not take into account or anticipate any changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal tax considerations described herein.

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

  Dividends

        Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited, on account or in lieu of payment, or in satisfaction of, dividends to a U.S. Holder that has provided the requisite documentation regarding its entitlement to benefits under the Convention will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. Holder that is a company for purposes of the Convention that owns at least 10% of our voting shares at the time the dividend is paid or deemed to be paid. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the U.S. and that have complied with certain administrative procedures may be exempt from Canadian withholding tax.

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

        Under the Canadian Tax Act, if the common shares are not otherwise deemed under the Canadian Tax Act to be "taxable Canadian property," the common shares will constitute "taxable Canadian property" to a U.S. Holder at the time of a disposition only if (i) the common shares derive within the previous 60 months more than 50% of their value from Canadian real or immovable property

(including options or interests therein), (the "real property threshold"). Where the common shares meet the real property threshold and are also listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq), then the common shares will be taxable Canadian property only if an additional ownership test is met, i.e. within the previous 60 month period immediately preceding the disposition of the common shares the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock (the "ownership threshold"). Where the common shares constitute "taxable Canadian property" under the Canadian Tax Act, capital gains on their disposition may still be exempt from Canadian income tax by virtue of the Convention unless, at the time of the disposition, the common shares derive their value principally from real property situated in Canada within the meaning of the Convention.

U.S. Federal Income Taxation

        The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our common shares. This discussion applies only to U.S. Holders that hold our common shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the U.S. as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

  •
  persons who are not U.S. Holders;

  •
  persons holding a common share through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the U.S.;

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

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are the beneficial owner of common shares and you are, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any State thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to "qualified dividend income," provided (i) either (a) the common shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, common shares will be considered for purposes of clause (i) above to be readily tradable on an established securities market in the U.S. if they are listed on the Nasdaq, as are our common shares. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our common shares.

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

  Taxation of Disposition of Common Shares

        Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share, and such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the common shares for more than one year, you may be eligible for reduced tax rates on any such gain, subject to the PFIC rules discussed below. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of common shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the U.S. and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

  Passive Foreign Investment Company

        Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

        A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2015 or any future taxable year. Because the value of our assets for purposes of the PFIC test generally will be determined by reference to the market price of our common shares, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        The majority of our sales in 2014 are denominated in Canadian dollars, U.S. dollars and Japanese yen, with the remainder in other currencies such as Euros, Renminbi and Australian dollars, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates, particularly between the U.S. dollar, Euro, Renminbi, Canadian dollar and Japanese yen, may result in fluctuations in foreign exchange gains or losses. As of December 31, 2014, we held $366.9 million in accounts receivable, of which $103.7 million were denominated in Japanese yen. Had we converted all Japanese yen denominated accounts receivable into Japanese yen at Japanese yen 119.8500 for $1.00, the noon buying rate as of December 31, 2014, our Japanese yen denominated accounts receivable would have been Japanese yen 12,419.6 million as of December 31, 2014. Assuming the Japanese yen depreciates by a rate of 10.0% to an exchange rate of Japanese yen 131.8350 for $1.00, we would record a loss in fair value of accounts receivable of $9.5 million.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. We incurred a loss on change in foreign currency derivatives of $4.4 million in 2012, a gain on change in foreign currency derivatives of $10.8 million in 2013 and a gain on change in foreign currency derivatives of $19.7 million in 2014. The gains or losses on change in foreign currency derivatives are related to our hedging program. We incurred a foreign exchange loss of $10.7 million, $51.5 million and $32.2 million in 2012, 2013 and 2014, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

        As of December 31, 2014, we had forward contracts of the U.S. dollar against the Renminbi with notional amount of $116.1 million outstanding. Assuming a 10.0% appreciation of the U.S. dollar against the Renminbi, the mark-to-market gain of our outstanding forward contracts of the U.S. dollar against the Renminbi would have decreased by approximately $11.6 million.

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

        None of these events occurred in any of the years ended December 31, 2012, 2013 and 2014.

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

        As of March 31, 2015, all of the net offering proceeds from the sale of our common shares had been applied for the uses outlined in the registration statement and prospectuses.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

        Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2014, has also audited the effectiveness of internal control over financial reporting as of December 31, 2014.

Report of the Independent Registered Public Accounting Firm

        To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Company and our report dated April 23, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

  /s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
  Shanghai, China
  April 23, 2015

Changes in Internal Controls

        Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

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

	For the Years Ended December 31,
	2013	2014
Audit fees(1)	$1,593,000	$1,720,000
Audit related fees(2)	$285,000	$280,000
All other fees(3)	$39,364	$84,131

(1)
"Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements, assurance and related services. In 2012, 2013 and 2014, these were mainly for the review and audit of our consolidated financial statements.

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
2.1
Registrant's Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.1
Amended and Restated Share Incentive Plan of the Registrant, dated September 20, 2010 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)
4.2
Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4.3
Employment Agreement between the Registrant and Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
4.4
Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)
4.5
Indenture, dated as of February 18, 2014, between the Registrant and The Bank of New York Mellon, as the trustee (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2013 (File No. 001-33107), as amended, initially filed with the SEC on April 28, 2014)
4.6*	Purchase and Sale Agreement by and among Sharp Corporation, Sharp US Holding Inc., Canadian Solar Energy Acquisition Co. and Canadian Solar Inc., dated as of February 3, 2015
8.1*	List of Major Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101*
Financial information from registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

*
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

Date: April 23, 2015

CANADIAN SOLAR INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China
April 23, 2015

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2014
	(In U.S. dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	228,249,512	549,543,359
Restricted cash	451,153,156	439,961,661
Accounts receivable trade, net of allowance of $38,482,827 and $31,816,900 as of December 31, 2013 and 2014, respectively	280,693,762	366,938,857
Accounts receivable, unbilled	13,947,396	27,125,897
Amounts due from related parties	4,688,692	4,216,925
Inventories	231,157,811	432,325,119
Value added tax recoverable	15,704,949	20,270,704
Advances to suppliers—current, net of allowance of $10,086,278 and $9,300,887 as of December 31, 2013 and 2014, respectively	42,028,270	47,172,491
Foreign currency derivative assets	7,323,422	9,642,728
Project assets—current	344,161,805	235,228,186
Deferred tax assets—current	29,137,910	40,810,322
Prepaid expenses and other current assets	71,108,921	142,650,572

Total current assets	1,719,355,606	2,315,886,821
Restricted cash	—	35,223,760
Property, plant and equipment, net	407,604,979	469,349,209
Deferred tax assets—non-current	62,950,243	66,855,860
Advances to suppliers—non-current, net of allowance of $29,960,552 and $28,434,541 as of December 31, 2013 and 2014, respectively	506,441	480,600
Prepaid land use rights	18,776,110	13,286,426
Investments in affiliates	34,070,488	38,822,784
Intangible assets, net	5,656,933	6,605,795
Project assets—non-current	160,835,796	69,282,747
Other non-current assets	43,978,760	56,629,648

TOTAL ASSETS	2,453,735,356	3,072,423,650

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	778,512,504	725,512,738
Accounts payable	280,806,420	412,937,350
Short-term notes payable	358,570,263	388,052,424
Amounts due to related parties	19,871,718	17,592,403
Other payables	101,265,606	112,583,993
Advances from customers	75,327,543	111,974,333
Foreign currency derivative liabilities	597,089	445,222
Deferred tax liabilities—current	57,918,099	94,710,638
Other current liabilities	105,489,622	85,456,179

Total current liabilities	1,778,358,864	1,949,265,280
Accrued warranty costs	40,604,652	54,644,261
Convertible notes	—	150,000,000
Long-term borrowings	151,391,572	134,299,521
Liability for uncertain tax positions	17,191,672	15,578,988
Deferred tax liabilities—non-current	24,043,648	10,345,243
Loss contingency accruals	29,698,844	26,205,679

TOTAL LIABILITIES	2,041,289,252	2,340,338,972

Commitments and contingencies (Note 19)
Redeemable non-controlling interests	10,947,783	2,510,569

Equity:
Common shares—no par value: unlimited authorized shares, 51,034,343 and 55,161,856 shares issued and outstanding at December 31,2013 and 2014, respectively	561,241,785	675,236,489
Additional paid-in capital	(32,121,269)	(25,682,022)
Retained earnings (Accumulated deficit)	(192,502,848)	46,998,469
Accumulated other comprehensive income	53,911,113	20,058,063

Total Canadian Solar Inc. shareholders' equity	390,528,781	716,610,999
Non-controlling interests in subsidiaries	10,969,540	12,963,110

TOTAL EQUITY	401,498,321	729,574,109

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	2,453,735,356	3,072,423,650

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2012	2013	2014
	(In U.S. dollars, except share and per share data)
Net revenues:
—Non-related parties	1,284,316,201	1,637,966,032	2,958,058,241
—Related parties	10,513,212	16,390,032	2,568,369

Total net revenues	1,294,829,413	1,654,356,064	2,960,626,610

Cost of revenues
—Non-related parties	1,193,507,964	1,363,048,060	2,375,025,074
—Related parties	10,960,019	15,613,033	4,608,160

Total cost of revenues	1,204,467,983	1,378,661,093	2,379,633,234

Gross profit	90,361,430	275,694,971	580,993,376

Operating expenses:
Selling expenses	91,052,729	88,426,136	125,796,632
General and administrative expenses	128,826,340	44,767,586	76,826,038
Research and development expenses	12,998,122	11,684,993	12,056,951

Total operating expenses	232,877,191	144,878,715	214,679,621

Income (loss) from operations	(142,515,761)	130,816,256	366,313,755
Other income (expenses):
Interest expense	(53,304,640)	(46,244,456)	(48,905,848)
Interest income	13,359,962	11,972,758	14,361,107
Gain (loss) on change in foreign currency derivatives	(4,369,173)	10,764,226	19,656,236
Foreign exchange loss	(10,707,889)	(51,468,616)	(32,218,686)
Investment loss	(1,081,700)	—	—
Others	—	427,560	1,623,087

Other expenses, net	(56,103,440)	(74,548,528)	(45,484,104)

Income (loss) before income taxes and equity in loss of unconsolidated investees	(198,619,201)	56,267,728	320,829,651
Income tax (expense) benefit	5,433,410	(7,638,786)	(77,430,913)
Equity in earnings (loss) of unconsolidated investees	(1,969,306)	(3,064,006)	487,346

Net income (loss)	(195,155,097)	45,564,936	243,886,084
Less: net income attributable to non-controlling interests	313,594	13,905,660	4,384,767

Net income (loss) attributable to Canadian Solar Inc.	(195,468,691)	31,659,276	239,501,317

Earnings (loss) per share—basic	$(4.53)	$0.68	$4.40
Shares used in computation—basic	43,190,778	46,306,739	54,408,037
Earnings (loss) per share—diluted	$(4.53)	$0.63	$4.11
Shares used in computation—diluted	43,190,778	50,388,284	59,354,615

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2012	2013	2014
	(In U.S. dollars)
Net income (loss)	(195,155,097)	45,564,936	243,886,084
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	5,505,067	1,877,848	(32,439,736)

Comprehensive income (loss)	(189,650,030)	47,442,784	211,446,348
Less: comprehensive income attributable to non-controlling interests	578,842	12,667,924	5,798,081

Comprehensive income (loss) attributable to Canadian Solar Inc.	(190,228,872)	34,774,860	205,648,267

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Equity (Deficits) Attributable to Canadian Solar Inc.	Non- Controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$
	(In U.S. dollars, except share and per share data)
Balance at January 1, 2012	43,155,767	502,402,939	(53,331,445)	(28,693,433)	45,555,710	465,933,771	1,043,921	466,977,692
Net income (loss)	—	—	—	(195,468,691)	—	(195,468,691)	313,594	(195,155,097)
Foreign currency translation adjustment	—	—	—	—	5,239,819	5,239,819	265,248	5,505,067
Acquisition of subsidiaries	—	—	—	—	—	—	4,635,298	4,635,298
Issuance of warrant	—	—	9,849,928	—	—	9,849,928	—	9,849,928
Share-based compensation	—	—	5,185,242	—	—	5,185,242	—	5,185,242
Exercise of share options	86,659	158,766	—	—	—	158,766	—	158,766
Paid-in capital from non-controlling interests	—	—	—	—	—	—	4,426,535	4,426,535

Balance at December 31, 2012	43,242,426	502,561,705	(38,296,275)	(224,162,124)	50,795,529	290,898,835	10,684,596	301,583,431
Net income	—	—	—	31,659,276	—	31,659,276	13,905,660	45,564,936
Foreign currency translation adjustment	—	—	—	—	3,115,584	3,115,584	(1,237,736)	1,877,848
Profit distribution to a non-controlling interest	—	—	—	—	—	—	(219,464)	(219,464)
Issuance of ordinary shares, net of issuance costs	3,772,254	47,887,377	—	—	—	47,887,377	—	47,887,377
Share-based compensation	—	—	6,175,006	—	—	6,175,006	—	6,175,006
Exercise of share options	4,019,663	10,792,703	—	—	—	10,792,703	—	10,792,703
Disposal of project companies	—	—	—	—	—	—	(12,163,516)	(12,163,516)

Balance at December 31, 2013	51,034,343	561,241,785	(32,121,269)	(192,502,848)	53,911,113	390,528,781	10,969,540	401,498,321
Net income	—	—	—	239,501,317	—	239,501,317	4,384,767	243,886,084
Foreign currency translation adjustment	—	—	—	—	(33,853,050)	(33,853,050)	1,413,314	(32,439,736)
Profit distribution to a non-controlling interest	—	—	—	—	—	—	(649,551)	(649,551)
Issuance of ordinary shares, net of issuance costs	3,194,700	108,918,860	—	—	—	108,918,860	—	108,918,860
Deferred tax on issuance costs of ordinary shares	—	1,733,271	—	—	—	1,733,271	—	1,733,271
Share-based compensation	—	—	5,087,925	—	—	5,087,925	—	5,087,925
Tax benefit of share-based compensation	—	—	1,351,322	—	—	1,351,322	—	1,351,322
Exercise of share options	932,813	3,342,573	—	—	—	3,342,573	—	3,342,573
Disposal of project companies	—	—	—	—	—	—	(3,154,960)	(3,154,960)

Balance at December 31, 2014	55,161,856	675,236,489	(25,682,022)	46,998,469	20,058,063	716,610,999	12,963,110	729,574,109

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2012	2013	2014
	(In U.S. dollars)
Operating activities:
Net income (loss)	(195,155,097)	45,564,936	243,886,084
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	81,398,470	80,821,241	82,627,454
Loss on disposal of property, plant and equipment	1,991,098	3,612,581	1,477,739
Impairment loss of property, plant and equipment	—	3,664,556	1,572,635
(Gain) loss on change in fair value of derivatives	4,369,173	(10,764,226)	(19,656,236)
Investment loss	1,081,700	—	—
Equity in loss (earnings) of unconsolidated investees	1,969,306	3,064,006	(487,346)
Allowance for doubtful accounts	43,611,217	(975,083)	(8,527,687)
Write-down of inventories	3,085,529	714,558	16,950,524
Impairment loss of project assets	—	1,557,734	2,311,164
Amortization of discount on debt	49,699	—	—
Share-based compensation	5,185,242	6,175,006	5,087,925
Changes in operating assets and liabilities:
Accounts receivable trade	(6,983,739)	(11,813,937)	(73,776,603)
Accounts receivable, unbilled	46,425,858	(9,167,246)	(17,308,403)
Amounts due from related parties	9,904,520	5,288,485	480,499
Inventories	3,960,749	34,666,540	(252,715,653)
Value added tax recoverable	2,303,949	(1,404,821)	(4,149,734)
Advances to suppliers	(17,898,461)	(5,747,309)	(3,622,062)
Project assets	(300,679,763)	(152,870,686)	89,536,069
Prepaid expenses and other current assets	(70,614,891)	(2,333,059)	(38,522,109)
Other non-current assets	(24,406,669)	(4,420,130)	(8,446,417)
Accounts payable	56,238,301	44,231,082	135,812,141
Short-term notes payable	99,114,001	117,707,136	30,592,827
Amounts due to related parties	2,015,133	14,492,053	(2,166,445)
Other payables	36,910,195	(2,602,763)	14,498,509
Advances from customers	(46,127,125)	51,356,621	40,310,538
Other current liabilities	59,188,516	14,748,130	(16,282,247)
Accrued warranty costs	11,334,395	(19,199,011)	15,515,873
Prepaid land use rights	(4,760,904)	396,642	5,318,532
Liability for uncertain tax positions	2,502,791	2,494,913	(1,612,683)
Deferred taxes	48,851,188	15,142,480	9,208,137
Settlement of foreign currency derivatives	(2,623,318)	5,148,195	17,192,568

Net cash provided by (used in) operating activities	(147,758,937)	229,548,624	265,105,593

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2012	2013	2014
	(In U.S. dollars)
Investing activities:
Increase in restricted cash	(243,137,142)	(10,098,916)	(27,584,686)
Investment in affiliates	(3,428,751)	(4,278,361)	(72,034)
Profit distribution from an associated company	555,475	—	337,314
Purchase of property, plant and equipment	(60,481,021)	(23,131,549)	(65,140,624)
Loan to a third party	—	—	(24,381,918)
Proceeds from disposal of property, plant and equipment	—	—	792,482

Net cash used in investing activities	(306,491,439)	(37,508,826)	(116,049,466)

Financing activities:
Proceeds from short-term borrowings	791,596,176	768,381,191	928,878,980
Repayment of short-term borrowings	(692,071,052)	(1,073,502,793)	(1,045,596,352)
Proceeds from long-term borrowings	143,965,319	149,831,368	56,989,399
Profit distribution to a non-controlling interest	—	(219,464)	—
Payment to non-controlling interests for sales of project companies	—	(8,070,699)	(5,483,257)
Gross proceeds from issuance of common shares	—	50,000,000	115,009,200
Issuance costs paid for common shares offering	—	(2,112,623)	(6,090,340)
Capital contribution from non-controlling interests	4,426,535	—	—
Payment for repurchase of convertible senior notes	(1,000,000)	—	—
Proceeds from issuance of warrant	2,500,000	—	—
Proceeds from issuance of convertible notes	—	—	150,000,000
Issuance cost paid on convertible notes	—	—	(5,103,441)
Proceeds from exercise of stock options	158,766	10,792,703	3,342,573

Net cash provided by (used in) financing activities	249,575,744	(104,900,317)	191,946,762

Effect of exchange rate changes	2,648,135	(858,151)	(19,709,042)

Net increase (decrease) in cash and cash equivalents	(202,026,497)	86,281,330	321,293,847
Cash and cash equivalents at the beginning of the year	343,994,679	141,968,182	228,249,512
Cash and cash equivalents at the end of the year	141,968,182	228,249,512	549,543,359

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	53,283,321	47,343,649	47,226,763
Income taxes paid	9,698,512	23,812,986	14,016,205
Supplemental schedule of non-cash activities:
Amounts due from disposal of subsidiaries or affiliates included in prepaid expenses and other current assets	715,934	136,917	—
Amounts due to non-controlling interests for sales of project companies included in payables	—	4,092,817	1,764,521
Property, plant and equipment costs included in other payables	16,814,481	14,056,550	23,540,903
Module contribution in exchange for non-controlling interests in affiliates	15,874,847	5,791,202	—

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") design, develop, and manufacture solar wafers, cells and solar power products. In recent years, the Company has increased investment in, and management attention on its total solutions business, which consists primarily of solar power project development, engineering, procurement and construction, or EPC, services, operating and maintenance, or O&M, services, electricity revenue generation and sales of solar system kits. As of December 31, 2014, major subsidiaries of CSI are included in Appendix 1.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

(f)    Allowance for doubtful receivables

        The Company began purchasing insurance from China Export & Credit Insurance Corporation ("Sinosure") since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable, trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by Sinosure. At the time the claim is made to Sinosure, the Company records a receivable from Sinosure equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from Sinosure in prepaid expenses and other current assets of $9,515,899, $451,898 and $643,457 as of December 31, 2012, 2013 and 2014, respectively and a corresponding reduction in bad debt expense.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(h)   Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Cost of inventories consists of direct materials and, where applicable, direct labor costs, tolling costs and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

        Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand.

        The Company outsources portions of its manufacturing process. These outsourcing arrangements may or may not include transfer of title of the raw materials inventory to third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which the title is not transferred, the Company maintains such inventory on the Company's consolidated balance sheets as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt, processed inventory is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.

        For those outsourcing arrangements, characterized as sales, in which title (including risk of loss) is transferred to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements, which have been entered into with the third-party manufacturer simultaneously, to repurchase the inventory once processed. In this case, the raw materials remain classified as raw material inventory while in physical possession of the third-party manufacturer and cash is received, which is classified as "advances from customers" on the consolidated balance sheets and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayments for repurchase of the processed inventory, are classified as "advances to suppliers" on the consolidated balance sheets. There is no right of offset for these arrangements and accordingly, "advances from customers" and "advances to suppliers" remain on the consolidated balance sheets until the processed inventory is repurchased.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        Project assets expected to be sold within twelve months as of each balance sheet date are recorded as current assets and project assets expected to be sold after twelve months are recorded as non-current assets on the consolidated balance sheets. The cash flows associated with the acquisition, construction, and sale of projects assets are classified as operating activities in the consolidated statements of cash flows. Project assets are often held in separate legal entities which are formed for the special purpose of constructing the project assets, which the Company refers to as "project companies". The Company consolidates project companies as described in note (b) above. The cash paid to the non-controlling interest in connection with disposal of such project companies was recorded as a financing activity in the consolidated statement of cash flows.

        The Company did not depreciate the project assets. If circumstances change, and the Company begins to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to property, plant and equipment. In the fourth quarter of 2014, the Company decided to change its business model in China from building and selling projects to building and operating projects. As a result, $98,014,070 was reclassified from project assets to property, plant and equipment and will be depreciated over 20 years.

(j)    Business combination

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

(l)    Property, plant and equipment

        Property, plant and equipment is recorded at cost less accumulated depreciation. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs, including interest costs capitalized during the period the asset is brought to its working condition and location for its intended use. The Company expenses repair and maintenance costs as incurred.

        Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Solar power systems	20 years

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2012, 2013 and 2014, the Company recorded impairment charges on its investments of $1.1 million, nil and nil, respectively.

(p)   Impairment of long-lived assets

        The Company assesses the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss based on the fair value of the assets. The Company recorded impairment

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

charges for property, plant and equipment of nil, $3,664,556 and $1,572,635 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

        Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (iii) non-current tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior periods and not settled with cash or other tax attributes. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. The

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

Company records penalties and interests associated with the uncertain tax positions as a component of income tax expense.

(t)    Revenue recognition

Solar power products

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

        A majority of the Company's contracts provide that products are shipped under the term of free on board ("FOB"), ex-works, or cost, insurance and freight ("CIF") and delivered duty paid ("DDP"). Under FOB, the Company fulfills its obligation to deliver when the goods have passed over the ship's rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under ex-works, the Company fulfills its obligation to deliver when it has made the goods available at its premises to the customer. The customer bears all costs and risks involved in taking the goods from the Company's premises to the desired destination. Under CIF, the Company must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship's rail in the port of shipment. Under DDP, the Company is responsible for making a safe delivery of goods to a named destination, paying all transportation expenses and the duty. The Company bears the risks and costs associated with supplying the goods to the delivery location.

        As of December 31, 2012, 2013 and 2014, the Company had inventories of $18.4 million, $8.2 million and $7.5 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered products remain as inventories on consolidated balance sheets, regardless of whether title has been transferred. In such cases, the Company recognizes revenue, adjusts inventories and recognizes cost of revenues when payment is collected from customers.

        Revenues from sales to customers are recorded net of estimated returns.

        The Company enters into toll manufacturing arrangements in which the Company receives cells and returns finished modules. In such cases, the title of the cells received and risk of loss remains with the seller. As a result, the Company does not recognize inventory on the consolidated balance sheets. The Company recognizes a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2012, 2013 and 2014, the Company recognized revenue of $7,911,733, $13,952,550 and $16,577,901, respectively, under toll manufacturing arrangements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

EPC services

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

Solar power projects

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        During 2014, the Company recognized $754.2 million and $137.7 million of revenue from the sale of solar power projects using the full accrual method and percentage-of-completion method, respectively.

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

Electricity revenue

        The Company recognizes electricity revenue when persuasive evidence of an arrangement exists, electricity has been generated and transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

        The Company recognizes government subsidy of electricity revenue generated from solar power systems when the condition attached to it has been met and there is reasonable assurance that the grant will be received. During the year ended December 31, 2014, the Company recognized government subsidy of $1,979,214 related to electricity generated from solar power systems in revenue.

(u)   Shipping and handling costs

        Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales of $41,902,327, $33,937,727 and $55,671,167, are included in selling expenses for the years ended December 31, 2012, 2013 and 2014, respectively.

(v)   Research and development

        Research and development costs are expensed when incurred and amounted to $12,998,122, $11,684,993 and $12,056,951 for the years ended December 31, 2012, 2013 and 2014, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)  Advertising expenses

        Advertising expenses are expensed when incurred and amounted to $11,874,452, $4,669,237 and $6,581,392 for the years ended December 31, 2012, 2013 and 2014, respectively.

(x)   Warranty cost

        Before June 2009, the Company typically sold its standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, the Company increased its warranty against defects in materials and workmanship to six years. Effective August 1, 2011, the Company has increased its warranty against defects in materials and workmanship to ten years and the Company guarantee that, for a period of 25 years, its standard solar modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97% of the labeled power output; (ii) from year 2 to year 24, the actual annual power output decline of the module will be no more than 0.7%; and (iii) by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

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

        In April 2010, the Company began entering into agreements with a group of insurance companies with high credit ratings to back up its warranties. Under the terms of the insurance policies, which are designed to match the terms of its solar module product warranty policy, the insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incurs under the terms of its solar module product

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortizes them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. The unamortized carrying amount is $3,061,879, $1,082,500 and $1,196,313 as of December 31, 2012, 2013 and 2014, respectively and was included as a component of prepaid expenses and other current assets.

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

        The Company considers the following factors in determining whether an insurance receivable that is probable and recoverability can be reasonably estimated: (i) reputation and credit rating of the insurance company; (ii) comparison of the solar module product warranty policy against the terms of the insurance policies, to ensure valid warranty claims submitted by customers will be covered by the policy and therefore reimbursed by the insurance companies; and (iii) with respect to specific claims submitted, written communications from the insurance company are monitored to ensure the claim has been promptly submitted to and accepted by the insurance company, and reimbursements have been subsequently collected. The successfully processed claims provide further evidence that the insurance policies are functioning as anticipated.

        To the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, the Company will establish a provision for uncollectible amounts based on the specific facts and circumstances. To date, no provision had been determined to be necessary. In addition, to the extent that accrual for warranty costs differs from the estimates and the Company prospectively revises its accrual rate, this change may result in a change to the amount expected to be recovered from insurance.

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company's consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, the Company will reclassify that portion of the receivable as being current. The insurance receivable amounts were $27,942,735 and $43,401,623 at the end of 2013 and 2014, respectively, and were included as a component of other non-current assets.

        The Company made downward adjustments to its accrued warranty costs of $31,413,301 and other non-current assets of $17,691,653, for the year ended December 31, 2013, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $12,516,349, $(16,464,540) and $18,569,972 are included in cost of revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ab) Foreign currency risk

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company's cash and cash equivalents and restricted cash denominated in RMB amounted to $491,288,121, $497,510,242 and $574,530,687 as of December 31, 2012, 2013 and 2014, respectively.

        The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2013 and 2014, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31, 2013	At December 31, 2014
	$	$
Supplier A	18,506,251	16,268,349
Supplier B	10,497,138	10,459,225
Supplier C	9,840,223	9,804,708
Supplier D	2,904,207	9,389,406

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

(ae) Earnings (loss) per share

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(ag) Recently issued accounting pronouncements

        In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08, a new pronouncement which amends the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. The amendments in the ASU are effective in the first quarter of 2015. Early adoption is permitted. The Company does not expect the adoption of ASU 2014-08 to have a significant impact on our financial statement disclosures.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. The Company is still in the process of assessing the potential financial impact to the Company.

        In June 2014, the FASB issued ASU 2014-12, a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not expect the adoption of ASU 2014-12 to have a significant impact on our financial statement disclosures.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management's responsibility to (i) evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Company does not expect the adoption of ASU 2014-15 to have a significant impact on our financial statement disclosures.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. The Company is still in the process of assessing the potential financial impact to the Company.

3. ACQUISITION

Acquisition of Projects 16

        On April 17, 2012, the Company entered into a purchase agreement with a group of sellers ("Seller") under which the Company acquired 97% of the common shares and non-voting tracking shares in 16 solar power projects, representing approximately 190-200 MW (DC) from Seller. Each of these projects was awarded a 20-year power purchase contract by the Ontario Power Authority. Fifteen of these contracts were issued under Ontario's FIT program, and one was issued as part of Ontario's Renewable Energy Standard Offer Program. The following table summarized the total consideration the Company paid as at the closing date.

Cash consideration	186,716,547
Fair value of the issuance of warrant, net of cash received	7,774,990

Total consideration paid	$194,491,537

        The Company has allocated the total consideration between the tangible assets and project assets on the consolidated balance sheets.

        As a part of the consideration, the Company issued a warrant (the "Warrant") which entitled the Seller to acquire 9.90% of the Company's outstanding common shares. The Warrant will not be exercisable until the expiry of one year from the closing date (June 15, 2012), and will expire on the fifth anniversary of the closing date. The exercise price of the warrant is $5.0. The exercise price is subject to standard anti-dilution adjustments.

        The fair market value of the Warrant was determined on the grant date through the binomial option pricing model using the following assumptions:

As of June 15, 2012
Risk free rate	1.76%
Volatility ratio	93.50%
Dividend yield	—

        In June 2013, the Seller exercised the Warrant in accordance with the terms contained therein.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

3. ACQUISITION (Continued)

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

Acquisition of SunEdison Projects

        On December 26, 2012, the Company acquired 100% interest in two utility-scale solar power projects in Ontario, Canada from SunEdison Power Canada Inc. ("SunEdison") with the total consideration of $20.5 million. The Company recorded them as project assets on the consolidated balance sheets. On February 8, 2013, the Company acquired 100% interest in a utility-scale solar power project in Ontario, Canada with a total capacity of approximately 10.5 MW (DC) from SunEdison with consideration of $8.8 million. On June 28, 2013, the Company acquired 100% interest in another utility-scale solar power project in Ontario, Canada with a total capacity of approximately 12 MW (DC) from SunEdison for consideration of $9.1million. The Company recorded them as project assets on the consolidated balance sheets. As of December 31, 2014, all of the SunEdison projects have been sold.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are comprised of allowances for accounts receivable trade, advances to suppliers and other receivables.

        An analysis of allowances for accounts receivable, trade for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Beginning of the year	9,505,481	47,582,217	38,482,827
Allowances made (reversed) during the year, net	43,240,595	(1,897,423)	(5,843,084)
Accounts written-off against allowances	(5,325,908)	(7,877,676)	(8,677)
Foreign exchange effect	162,049	675,709	(814,166)

Closing balance	47,582,217	38,482,827	31,816,900

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS (Continued)

        An analysis of allowances for advances to suppliers for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Beginning of the year	38,123,721	38,545,487	40,046,830
Allowances made (reversed) during the year, net	370,622	855,066	4,349
Foreign exchange effect	51,144	646,277	(2,315,751)

Closing balance	38,545,487	40,046,830	37,735,428

        An analysis of allowances for other receivables for the years ended December 31, 2012, 2013, 2014 is as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Beginning of the year	—	756,062	887,024
Allowances made (reversed) during the year, net	752,928	107,533	(52,671)
Foreign exchange effect	3,134	23,429	(4,751)

Closing balance	756,062	887,024	829,602

5. INVENTORIES

        Inventories consist of the following:

	At December 31, 2013	At December 31, 2014
	$	$
Raw materials	52,610,348	95,223,795
Work-in-process	25,181,639	33,207,222
Finished goods	153,365,824	303,894,102

	231,157,811	432,325,119

        In 2012, 2013 and 2014, inventory was written down by $3,085,529, $714,558 and $16,950,524, respectively, to reflect the lower of cost or market measurement.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

6. PROJECT ASSETS

        Project assets consist of the following:

	At December 31, 2013	At December 31, 2014
	$	$
Project assets—Acquisition cost	244,636,069	119,060,212
Project assets—EPC and other cost	260,361,532	185,450,721

	504,997,601	304,510,933

Current portion	344,161,805	235,228,186
Non-current portion	160,835,796	69,282,747

        The Company recorded impairment charges for project assets of $nil, $1,557,734 and $2,311,164 for the years ended December 31, 2012, 2013 and 2014, respectively.

7. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2013	At December 31, 2014
	$	$
Buildings	179,807,928	182,888,575
Solar power systems	—	75,344,514
Leasehold improvements	5,790,852	6,848,620
Machinery	456,349,087	459,271,771
Furniture, fixtures and equipment	36,549,260	36,526,271
Motor vehicles	2,954,325	3,365,166

	681,451,452	764,244,917
Accumulated depreciation	(283,885,686)	(349,315,817)
Impairment	(3,675,254)	(1,604,737)

	393,890,512	413,324,363
Construction in process	13,714,467	56,024,846

Property, plant and equipment, net	407,604,979	469,349,209

        Depreciation expense of property, plant and equipment was $80,644,322, $79,726,604 and $81,068,252 for the years ended December 31, 2012, 2013 and 2014, respectively. Construction in process primarily represents production facilities under construction and the machinery under installation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

8. INTANGIBLE ASSETS, NET

        The following summarizes the Company's intangible assets:

As of December 31, 2014	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	1,621,897	(1,130,136)	491,761
Computer software	10,715,227	(4,601,193)	6,114,034

Total intangible assets, net	12,337,124	(5,731,329)	6,605,795

As of December 31, 2013	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	1,627,777	(1,004,715)	623,062
Computer software	7,490,070	(2,456,199)	5,033,871

Total intangible assets, net	9,117,847	(3,460,914)	5,656,933

        Amortization expense for the years ended December 31, 2012, 2013 and 2014 were $754,148, $1,094,637 and $1,559,202, respectively.

        Amortization expenses of the above intangible assets is expected to be approximately $1.4 million, $1.2 million, $0.9 million, $0.8 million and $2.3 million for the years ended December 31, 2015, 2016, 2017, 2018, 2019 and thereafter, respectively.

9. FAIR VALUE MEASUREMENT

        As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Company's assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements Using
As of December 31, 2014	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	9,642,728	—	9,642,728	—

Liabilities:
Foreign exchange forward contracts	445,222	—	445,222	—

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

9. FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurements Using
As of December 31, 2013	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	7,323,422	—	7,323,422	—

Liabilities:
Foreign exchange forward contracts	597,089	—	597,089	—

        The Company's foreign currency derivative instruments relate to foreign exchange option or forward contracts involving major currencies such as Japanese yen, Euro, Canadian dollar and Renminbi. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

        The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

        In accordance with ASC 360, the Company's mono-crystalline ingot furnaces with a carrying value of $5.8 million was written down to its fair value $2.1 million, resulting an impairment charge of $3.7 million included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2013. The Company recorded impairment charges for certain idle assets of $1,567,954 for the years ended December 31, 2014. The fair value of the assets or investment was measured based on prices offered by unrelated third-party willing buyers and classified as level 3 fair value measurements as the offering prices are not observable.

        The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under U.S. GAAP.

        The carrying value of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amount due from a related party, accounts and short-term notes payable, due to related parties, and short-term borrowings approximate their fair value due to the short-term maturity of these instruments. Long-term borrowings of $151,391,572 and $134,299,521 as of December 31, 2013 and 2014 respectively, which approximate their fair value since these borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as level 2 as the key input can be corroborated with market data.

        The carrying value of the Company's outstanding convertible notes as of December 31, 2014 was $150.0 million.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

9. FAIR VALUE MEASUREMENT (Continued)

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

        The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the consolidated statements of operations. The Company recorded a gain (loss) on foreign currency derivative contracts of $(4,369,173), $10,764,226 and $19,656,236 for the years ended December 31, 2012, 2013 and 2014, respectively.

        The effect of fair value of derivative instruments on the consolidated balance sheets as of December 31, 2013 and 2014 and the effect of derivative instruments on consolidated statements of operations for the years ended December 31, 2013 and 2014 are as follows:

Fair Value of Derivatives Asset
	At December 31, 2013		At December 31, 2014
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Foreign currency derivative assets	7,323,422	Foreign currency derivative assets	9,642,728

Fair Value of Derivatives Liability
	At December 31, 2013		At December 31, 2014
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Foreign currency derivative liabilities	597,089	Foreign currency derivative liabilities	445,222

		Amount of Gain (Loss) Recognized in Income on Derivatives
		Years Ended December 31
	Location of Gain (Loss) Recognized in Income on Derivatives
		2012	2013	2014
		$	$	$
Foreign exchange option contracts	Gain(Loss) on change in foreign currency derivatives	428,340	304,582	—
Foreign exchange forward contracts	Gain(Loss) on change in foreign currency derivatives	(4,797,513)	10,459,644	19,656,236

Total		(4,369,173)	10,764,226	19,656,236

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

10. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31,
	2013		2014
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
Suzhou Gaochuangte New Energy Co., Ltd.	7,123,976	40	7,112,103	40
CSI SkyPower	3,813,133	50	3,532,851	50
GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd.	2,584,143	10	3,310,861	10
Foto Light LP ("Foto Light")	—		2,389,722	5
Discovery Light LP ("Discovery Light")	—		2,125,176	5
Others	20,549,236	21-50	20,352,071	21-50

Total	34,070,488		38,822,784

        On December 17, 2009, CSI Cells Co., Ltd. ("SZCC", or "CSI Cells") established a joint venture, Suzhou Gaochuangte New Energy Co., Ltd., ("Gaochuangte"), for total cash consideration of $2,929,020. SZCC holds a 40% voting interests and one of the three board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee. On July 4, 2011, Gaochuangte increased its share capital, and SZCC paid $3,118,800 in proportion to its ownership percentage.

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

        In September, 2012, USPH also acquired 21% equity interests in 12 separate utility-scale solar power projects and 30% equity interests in 3 separate utility-scale solar power projects from a third party by contribution of solar modules with an aggregate book value of $11,548,614. In the second

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

10. INVESTMENTS IN AFFILIATES (Continued)

quarter of 2013, 5 solar power projects increased their share capital, and USPH contributed solar modules with an aggregate book value of $5,791,202 in proportion to its ownership percentage. These equity interests were recorded at the carrying value of the modules contributed.

        In December, 2014, CSI sold its 95% equity interests in two projects, Discovery Light and Foto Light to a third party buyer. The Company still held 5% equity interests of these two projects.

        Equity in earnings (loss) of unconsolidated investees was $(1,969,306), $(3,064,006) and $487,346 for the years ended December 31, 2012, 2013 and 2014, respectively.

11. BORROWINGS

	At December 31, 2013	At December 31, 2014
	$	$
Bank borrowings	929,904,076	859,812,259

Analysis as:
Short-term	588,765,154	655,925,862
Long-term, current portion	136,449,641	37,201,847

Subtotal for short-term	725,214,795	693,127,709
Long-term, non-current portion	142,653,448	103,611,101
Borrowings from non-banking institutions	62,035,833	63,073,449

Analysis as:
Short-term	53,297,709	14,708,285
Long-term, current portion	—	17,676,744
Long-term, non-current portion	8,738,124	30,688,420

Total	929,904,076	859,812,259

        As of December 31, 2014, the Company had contractual bank credit facilities of $760,604,494, of which $64,585,507 has been drawn down with the due dates beyond December 31, 2015, $521,811,874 has been drawn down with the due dates before December 31, 2015 and $174,207,112 was available for draw down upon demand. In addition, as of December 31, 2014, the Company also had non-binding bank credit facilities of $416,020,871, of which $352,410,374 has been drawn down with the due dates before December 31, 2015 and $63,610,497 was subject to banks' discretion upon request for additional drawn down.

        As of December 31, 2014, short-term borrowings of $194,070,677 and long-term borrowings of $58,968,175 were secured by property, plant and equipment with carrying amounts of $202,198,318, inventories of $49,715,280, prepaid land use rights of $5,248,225 and project assets of $80,616,777.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

11. BORROWINGS (Continued)

a)    Short-term

        The Company's short-term borrowings consist of the following:

	At December 31, 2013	At December 31, 2014
	$	$
Bank borrowings
Short-term bank borrowings secured by restricted cash	69,840,000	120,772,338
Short-term bank borrowings secured by inventories	32,905,247	35,881,746
Short-term bank borrowings guaranteed by Dr. Shawn Qu	30,161,927	57,419,443
Short-term bank borrowings secured by prepaid land use rights and property, plant and equipment	108,781,908	91,270,262
Short-term bank borrowings secured by project assets	28,035,954	45,148,851
Short-term bank borrowings secured by bank notes	36,420,800	—
Unsecured short-term borrowings	282,619,318	305,433,222
Long-term borrowings due within one year
Long-term borrowings due within one year secured by prepaid land use rights and property, plant and equipment	19,926,520	5,033,502
Long-term borrowings due within one year secured by project assets	49,821,157	586,630
Long-term borrowings due within one year secured by restricted cash	—	19,400,000
Unsecured long-term borrowings due within one year	66,701,964	12,181,715

	725,214,795	693,127,709
Borrowings from non-banking institutions
Long-term borrowings due within one year secured by project assets	—	16,149,686
Unsecured long-term borrowings due within one year	—	1,527,059
Unsecured short-term borrowings	53,297,709	14,708,284

	53,297,709	32,385,029

Total	778,512,504	725,512,738

        The average interest rate on short-term borrowings was 4.67% and 4.63% per annum for the years ended December 31, 2013 and 2014, respectively. The short-term borrowings are repayable within one year.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

11. BORROWINGS (Continued)

b)    Long-term

        The Company's long-term borrowings consist of the following:

	At December 31, 2013	At December 31, 2014
	$	$
Bank borrowings
Unsecured long-term bank borrowings	62,664,031	50,162,122
Long-term bank borrowings secured by project assets	60,589,417	43,748,979
Long-term bank borrowings secured by restricted cash	19,400,000	9,700,000
Borrowings from non-banking institutions
Long-term borrowings secured by project assets	7,590,000	15,219,196
Unsecured long-term borrowings	1,148,124	15,469.224

Total	151,391,572	134,299,521

        The average interest rate on long-term borrowings was 6.15% and 6.32% per annum for the years ended December 31, 2013 and 2014, respectively.

        Future principal repayment on the long-term borrowings are as follows:

2015	54,878,591
2016	57,778,769
2017	36,450,149
2018	7,304,681
2019 and thereafter	32,765,922

Total	189,178,112
Less: future principal repayment related to long-term borrowings, current portion	(54,878,591)

Total long-term portion	$134,299,521

        On October 29, 2011, CSI Cells Co., Ltd. entered into a syndicated loan agreement with local Chinese commercial banks, denominated in RMB. The latest renewed total credit facility under this agreement equaled $73,165,550. The facility bears the base interest rate published by People's Bank of China for the same maturity for RMB denominated borrowings and the interest under both tranches is due quarterly in arrears. Outstanding borrowings under this agreement equaled $61,640,791 at December 31, 2014, which requires repayment of $11,524,759, $25,229,613, and $24,886,419 in 2015, 2016, and 2017 respectively. The borrowing under the agreement is guaranteed by CSI Solar Power (China) Inc., Canadian Solar Manufacturing (Luoyang) Inc. and Canadian Solar Manufacturing (Changshu) Inc. The agreement does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

11. BORROWINGS (Continued)

        On October 28, 2013, CSI Cells Co., Ltd., entered into a loan agreement, denominated in RMB, with a state-owned trust company about research of solar photovoltaic technology. The total credit facility under this agreement equaled $1,143,978, which requires repayment of $1,148,124 in 2016. The loan is free of interest and does not contain any financial covenants or restrictions.

        On June 26, 2012, Canadian Solar Japan K.K. entered into a loan agreement with a Japanese bank for working capital, denominated in Japanese yen. The latest renewed total credit facility under the agreement equaled $267,191, which has a maturity of 36 months. Outstanding borrowings under this agreement were $267,191 at December 31, 2014, which requires the repayment of $267,191 in 2015. The borrowing bears a fixed rate of 0.9% and does not contain any financial covenants or restrictions.

        On February 28 2013, Canadian Solar Japan K.K. entered into a loan agreement with a Japanese bank for working capital, denominated in Japanese yen. The latest renewed total credit facility under this agreement equaled $435,855. The facility bears a fixed rate of 1.45% per year and requires repayment of $32,480 each month. The outstanding borrowings under this agreement equaled $435,855 at December 31, 2014, which requires repayment of $389,765, and $46,090 in 2015 and 2016 respectively. The agreement does not contain any financial covenants or restrictions.

        On May 20, 2013, CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd., the Company's 100% owned subsidiaries, entered into a loan agreement with a local Chinese bank, denominated in RMB, for construction of a solar power project in China. The latest renewed total credit facility under this agreement equaled $36,035,300 which requires repayment of $3,186,795, $3,105,083, $3,105,083, $3,268,508 and $23,369,831 in 2015, 2016, 2017, 2018, 2019 and thereafter, respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2014 equaled $36,035,300, which was guaranteed by CSI Solar Power (China) Inc. and secured by the project assets of Tumushuke CSI New Energy Development Co., Ltd. The borrowing bears a floating rate equal to the base interest rate published by People's Bank of China with the same maturities, which was 6.550% as of December 31, 2014 for loans of more than 5 years. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of CSI Solar Manufacture Inc. and Tumushuke CSI New Energy Development Co., Ltd. shall not exceed 75%. As at December 31, 2014, the Company met all the requirements of the financial covenants.

        On November 25, 2013, Canadian Solar International Limited entered into a loan agreement with a Chinese commercial bank overseas branch, denominated in U.S. dollars, for general working capital purposes. Outstanding borrowings under this agreement were $29,100,000 at December 31, 2014, which requires repayment of $19,400,000, and $9,700,000 in 2015 and 2016 respectively. The borrowing bears a floating interest rate equal to LIBOR+1.8% and the agreement does not contain any financial covenants or restrictions.

        On December 4, 2013, Canadian Solar International Project 1 Limited, the Company's 100% owned subsidiary, entered into a loan agreement with, denominated in U.S. dollars, Harvest North Star Capital. The total credit facility under this agreement was $40,000,000 and will be used to finance the development of several ground-mounted solar power projects in Japan. Outstanding borrowings under this agreement equaled $34,335,015 at December 31, 2014, which requires repayment of $17,676,744 and $16,658,271 in 2015 and 2016 respectively. The loan is secured by project assets and guaranteed by

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

11. BORROWINGS (Continued)

Canadian Solar Inc. and bears 12.5% per annum rate. The agreement does not contain any financial covenants or restrictions.

        On Aug 28, 2013, CSI Solar Power (China) Inc. entered into a financing agreement, denominated in RMB, with China Development Bank, Suzhou Branch, or CDB, pursuant to which CDB agreed to provide $7,517,568, in long-term construction financing for the construction of solar power projects in Suzhou National New and High-tech Industrial Development Zone. Outstanding borrowings under this agreement equaled $7,517,568 at December 31, 2014, which requires repayment of $1,143,978, $1,143,978, $1,143,978, $1,143,978, and $2,941,656 in 2015, 2016, 2017, 2018, 2019 and thereafter, respectively. The loan is secured by project assets and guaranteed by Canadian Solar Inc. and bears 6.55% per annum rate. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of CSI Solar Power (China) Inc. shall not exceed 80% and the annual consolidated revenue shall exceed RMB 5 billion. As at December 31, 2014, the Company met all the requirements of the financial covenants.

        On Nov 14, 2013, CSI Photovoltaic Energy (Sihong) Inc., the Company's 100% owned subsidiary, entered into a financing agreement, denominated in RMB, with CDB, pursuant to which CDB agreed to provide $5,229,613, in long-term construction financing to us for the construction of solar power projects in Sihong, Jiangsu. Outstanding borrowings under this agreement equaled $5,229,613 at December 31, 2014, which requires repayment of $702,729, $751,757, $751,757, $784,442, and $2,238,928 in 2015, 2016, 2017, 2018, 2019 and thereafter, respectively. The loan is secured by project assets and guaranteed by CSI Solar Power (China) Inc. and bears 6.878% per annum rate. The borrowing also contains financial covenants which require that the ratio of liabilities to assets of CSI Photovoltaic Energy (Sihong) Inc. shall not exceed 75%. As at December 31, 2014, the Company met all the requirements of the financial covenants.

        On Jun 25, 2014, CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd. entered into a financing agreement, denominated in RMB, with Jiangsu Haixin Energy Development Co., Ltd., or Haixin, pursuant to which Haixin agreed to provide $44,124,857, in long-term construction financing for the construction of solar power projects and production line construction in Yancheng, Jiangsu. The facility is composed of two tranches. The first tranche has a credit limit of $24,513,809, which requires repayment within three years and was for working capital purposes. The second tranche has a credit limit of $19,611,048 for the expansion of solar cell production capacity. As of December 31, 2014, CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd. has drawn $6,684,524 and $6,201,647 respectively from the first and the second tranche. Both of the tranches are free of security and interest and the agreement does not contain any financial covenants or restrictions. The total outstanding borrowings under this agreement equaled $12,886,171 at December 31, 2014, which requires repayment of $6,201,647, $2,228,175, and $4,456,349 in 2017, 2018, 2019 and thereafter respectively. The agreement does not contain any financial covenants or restrictions.

        On Feb 25, 2014, Glenarm LP,2172839 Ontario Corp, the Company's 100% owned subsidiary, entered into a financing agreement, denominated in Canadian dollars, with Natixis Bank, pursuant to which Natixis Bank agreed to provide $585,630, in long-term construction financing for the construction of solar power projects. Outstanding borrowings under this agreement were $585,630 at December 31,

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

11. BORROWINGS (Continued)

2014, which requires repayment of $585,630 in 2015. The loan is secured by project assets and bears 3.750% per annum rate. The agreement does not contain any financial covenants or restrictions.

  c)     Interest expense

        The Company capitalized interest costs incurred into the Company's project assets or property, plant and equipment as follows during the years ended December 31, 2012, 2013 and 2014:

	Years Ended December 31
	2012	2013	2014
	$	$	$
Interest capitalized—project assets	4,631,569	17,292,847	10,304,555
Interest capitalized—property, plant and equipment	670,374	347,791	203,067
Interest expense	53,304,640	46,244,456	48,905,848

Total interest incurred	58,606,583	63,885,094	59,413,470

12. SHORT-TERM NOTES PAYABLE

        The Company enters into arrangements with banks whereby the banks issue notes to the Company's vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks' settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company's restricted cash balances and other deposits with that same bank, the notes payable do not represent cash borrowings from the bank and, as such, the associated cash payments have been recorded by the Company as an operating activity in the consolidated statements of cash flows. As of December 31, 2013 and 2014, short-term notes payable was $358,570,263 and $388,052,424, respectively.

13. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Beginning balance	47,021,352	58,334,424	40,604,652
Warranty provision	12,516,349	(16,464,540)	18,569,972
Warranty costs incurred	(1,185,260)	(950,626)	(2,995,595)
Exchange effect	(18,017)	(314,606)	(1,534,768)

Ending balance	58,334,424	40,604,652	54,644,261

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

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

        In addition to the general reserve, the Company's PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company's PRC subsidiaries are considered as restricted net assets amounting to $393,532,526 as of December 31, 2014.

15. CONVERTIBLE NOTES

        On February 18, 2014, the Company issued $130,000,000 of convertible notes (the "2014 Notes"). The Company granted the initial purchasers a 30-day option to purchase up to an additional US$20,000,000 aggregate principal amount of the 2014 Notes. On February 18, 2014, the option was fully exercised by initial purchasers. The key terms of the 2014 Notes are described as follows:

        Maturity date.    The 2014 Notes mature on February 15, 2019.

        Interest.    The 2014 Note holders are entitled to receive interest at 4.25% per annum on the principal outstanding, in semi-annually installments, payable in arrears on February 15 and August 15 of each year, beginning August 15, 2014..

        Conversion.    The initial conversion rate is 22.2222 shares per $1,000 initial principal amount, which represents an initial conversion price of approximately $45.00 per share. The 2014 Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a change in control. If the holders elect to convert the 2014 Notes upon a change of control, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per common share in the transaction (referred to as the "Fundamental Change Make-Whole Premium"). The Fundamental Make-Whole Premium is intended to compensate holders for the loss of time value upon early exercise.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

15. CONVERTIBLE NOTES (Continued)

        Redemption.    The Company may redeem for cash all or any portion of the notes, (i) at the Company's option, on or after February 21, 2017 if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption or (ii) following the occurrence of certain tax related events, in each case, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

        As of December 31, 2014, the carrying value of the convertible notes was $150,000,000. Issuance costs amounted to $ 5,103,441. The debt issuance costs are being amortized through interest expense over the period from February 18, 2014, the date of issuance, to February 15, 2019, the date of expiration, using the effective interest rate method which was 4.98% for the year ended December 31, 2014. The amortization expense was $793,574 for the year ended December 31, 2014. Coupon interest of $5,521,205 was recorded for the year ended December 31, 2014, of which, $2,386,830 was not paid and was recorded in other current liabilities.

16. INCOME TAXES

        The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Income (Loss) before Income Tax
Canada	2,616,980	41,700,153	248,666,430
Other	(203,205,487)	11,503,569	72,650,567

	(200,588,507)	53,203,722	321,316,997

Current Tax
Canada	2,447,930	1,694,557	17,721,440
Other	13,249,752	9,989,086	29,017,566

	15,697,682	11,683,643	46,739,006

Deferred Tax
Canada	1,713,862	11,493,561	40,894,769
Other	(22,844,954)	(15,538,418)	(10,202,862)

	(21,131,092)	(4,044,857)	30,691,907

Total Income Tax (Benefit) Expense
Canada	4,161,792	13,188,118	58,616,209
Other	(9,595,202)	(5,549,332)	18,814,704

	(5,433,410)	7,638,786	77,430,913

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

16. INCOME TAXES (Continued)

        The Company mainly operates in Canada, PRC, Japan, Germany, the United States and Hong Kong.

Canada

        The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5% for the years ended December 31, 2012, 2013 and 2014.

        Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5%, 26.5% and 25% for the years ended December 31, 2012, 2013 and 2014, respectively.

United States

        Canadian Solar (USA) Inc. was incorporated in Delaware, USA and is subject to federal, California, and other states' corporate income taxes at a rate of 35.55%, 38.10% and 37.95% for the years ended December 31, 2012, 2013 and 2014, respectively.

Japan

        Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 40.69%, 38.01% and 35.64% for the years ended December 31, 2012, 2013 and 2014, respectively.

Germany

        Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2012, 2013 and 2014, respectively.

Hong Kong

        Canadian Solar International Ltd. ("HKSI") was incorporated in Hong Kong, China, and is subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2012, 2013 and 2014, respectively.

PRC

        The other major operating subsidiaries, including CSI Solartronics (Changshu) Co., Ltd., CSI Solar Technologies Inc., CSI Cells Co., Ltd., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Power (China) Inc. and Canadian Solar Manufacturing (Changshu) Inc., and Suzhou Sanysolar Materials Technology Co., Ltd. were governed by the PRC Enterprise Income Tax Law ("new EIT Law").

        Under the new EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The new EIT Law also provides a five-year transition

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

16. INCOME TAXES (Continued)

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

        Accordingly, the enterprise income tax rates applicable to the Company's major operating subsidiaries in China are summarized as follows:

Company	Applicable enterprise income tax rate under the new EIT Law
CSI Solartronics (Changshu) Co., Ltd.	25%
CSI Solar Technologies Inc.	25% for 2013 and onwards; 12.5% for 2012 (half reduction of 25%)
CSI Cells Co., Ltd.	25% for 2013 and onwards; 15% for 2012 resulting from its High and New Technology Enterprise ("HNTE") status
Canadian Solar Manufacturing (Luoyang) Inc.	25% for 2012 and onwards;
Canadian Solar Manufacturing (Changshu) Inc.	25% for 2013 and onwards; 12.5% for 2012 (half reduction of 25%)
CSI Solar Power (China) Inc.	25%
Suzhou Sanysolar Materials Technology Co., Ltd.	15% for 2015, 2014 and 2013 resulting from its HNTE status; 25% for 2012

        The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31 2013 and 2014 was $4,191,070 and $4,734,706, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

16. INCOME TAXES (Continued)

        The following table illustrates the movement and balance of the Company's liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2012, 2013 and 2014, respectively.

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Beginning balance	9,453,041	11,242,208	13,000,601
Addition for tax positions related to the current year	1,789,167	1,806,512	402,548
Reductions for tax positions from prior years/Statute of limitations expirations	—	(48,119)	(2,558,867)

Ending balance	11,242,208	13,000,601	10,844,282

        The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada and China. Generally, the Company's taxation years from 2007 to 2013 are open for reassessment to the Canadian tax authorities. The Company's taxation years from 2004 through 2014 are subject to examination by the Chinese tax authorities due to its permanent establishment in China.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. Though not being clearly defined, a special circumstance would suffice where any underpayment of income taxes exceeds RMB100,000. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company's Chinese subsidiaries might be subject to reexamination by the Chinese tax authorities on non-transfer pricing matters for taxation years up to 2009 retrospectively, and on transfer pricing matters for taxation years up to 2004 retrospectively. There is no statute of limitations in case of tax evasion in China.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

16. INCOME TAXES (Continued)

        The components of the deferred tax assets and liabilities are presented as follows:

	At December 31, 2013	At December 31, 2014
	$	$
Deferred tax assets:
Accrued warranty costs	9,249,470	10,508,762
Bad debt allowance	13,418,947	9,318,321
Issuance costs	491,570	1,596,677
Inventory write-down	4,451,285	5,308,475
Depreciation difference of property, plant and equipment	23,431,856	26,148,567
Accrued liabilities related to countervailing and anti-dumping duty deposits	—	13,850,162
Deferred tax assets relating to sale of solar power plants	—	21,096,549
Net operating losses carry-forward	93,376,674	65,876,351
Others	4,858,010	6,947,306

Total deferred tax assets	149,277,812	160,651,170
Valuation allowance	(57,189,659)	(52,984,988)

Total deferred tax assets, net of valuation allowance	92,088,153	107,666,182

Analysis as:
Current	29,137,910	40,810,322
Non-current	62,950,243	66,855,860

	92,088,153	107,666,182

Deferred tax liabilities:
Foreign currency derivative assets	1,538,914	1,166,646
Depreciation difference of property, plant and equipment	5,598,193	5,264,152
Deferred profit of projects	15,236,918	70,359,704
Basis difference related to SkyPower acquisition	58,664,950	26,459,081
Others	922,772	1,806,298

Total deferred tax liabilities	81,961,747	105,055,881

Analysis as:
Current	57,918,099	94,710,638
Non-current	24,043,648	10,345,243

	81,961,747	105,055,881

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

16. INCOME TAXES (Continued)

        Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Beginning balance	39,745,271	54,140,359	57,189,659
Additions (Reversals)	14,530,536	4,670,785	(4,411,223)
Foreign exchange effect	(135,448)	(1,621,485)	206,552

Ending balance	54,140,359	57,189,659	52,984,988

        As of December 31, 2014, the Company has accumulated net operating losses of $331,359,665, of which $120,172,850 will expire between 2015 and 2032, and the remaining can be carried forward indefinitely.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $57,189,659 and $52,984,988 as at December 31, 2013 and 2014, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

16. INCOME TAXES (Continued)

        Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2012	2013	2014
Combined federal and provincial income tax rate	27%	27%	27%
Expenses not deductible for tax purpose	(1)%	—	—
Effect of different tax rate of subsidiary operations in other jurisdiction	(7)%	1%	(2)%
Unrecognized tax benefits	(1)%	5%	—
Valuation allowance	(14)%	5%	(1)%
Change of tax rates in subsequent years	—	(23)%	—
Exchange gain (loss)	(1)%	—	—

	3%	15%	24%

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2014, all of the undistributed earnings of approximately $155.6 million attributable to the Company's PRC subsidiaries and affiliates are considered to be permanently reinvested, and no provision for PRC withholding income tax on dividend has been made thereon accordingly. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $7.7 million to $15.3 million, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

17. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	Years Ended December 31,
	2012	2013	2014
	(In U.S. dollars, except share and per share data)
Numerator:
Net income (loss) attributable to Canadian Solar Inc.—basic	$(195,468,691)	$31,659,276	$239,501,317
Dilutive effect of convertible notes interest	—	—	4,641,363

Net income attributable to Canadian Solar Inc.—diluted	(195,468,691)	31,659,276	244,142,680

Denominator:
Denominator for basic calculation—weighted average number of common shares—basic	43,190,778	46,306,739	54,408,037
Diluted effects of share number from share options and RSUs	—	4,081,545	2,051,601
Dilutive effects of share number from convertible notes	—	—	2,894,977

Denominator for diluted calculation—weighted average number of common shares—diluted	43,190,778	50,388,284	59,354,615

Basic earnings (loss) per share	$(4.53)	$0.68	$4.40

Diluted earnings (loss) per share	$(4.53)	$$0.63	$4.11

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings (loss) per share for the years indicated.

	Years Ended December 31,
	2012	2013	2014
Share options and RSUs	4,288,008	434,529	95,422
Warrant	4,273,102	—	—

	8,561,110	434,529	95,422

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

18. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from related party of $4,216,925 as of December 31, 2014 consists of (i) a trade receivable of $1,499,294 fromGaochuangte, the Company's 40% owned affiliate, for solar power products sold, (ii) prepayments for bidding of $2,717,631 to the affiliate CSI Skypower, the Company's 50% owned affiliate. No amount was due as of December 31, 2014.

        The amount due from related party of $4,688,692 as of December 31, 2013 is a trade receivable from the affiliate Gaochuangte, the Company's 40% owned affiliate, for module products sold.

        The amount due to related party of $17,592,403 as of December 31, 2014 consists of (i) a government award of $81,713, payable to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major shareholder of the Company, which was initially paid to the Company, (ii) a trade payable of $17,510,690 to Gaochuangte for the EPC service fees.

        The amount due to related party of $19,871,718 as of December 31, 2013 consists of (i) a government award of $360,839, payable to Dr. Shawn Qu, which was initially paid to the Company, and (ii) a trade payable of $19,510,879 to Gaochuangte for the EPC service fees.

Related party transactions:

Guarantees and loans

        Dr. Shawn Qu fully guaranteed a one-year RMB1,001 million, RMB1,866 million and RMB888 million ($145.1 million) loan facilities from Chinese commercial banks in 2012, 2013 and 2014, respectively. Amounts drawn down from the facilities as at December 31, 2013 and 2014 were $30,167,927 and $145,095,321, respectively.

        In January 2014, Dr. Shawn Qu loaned the Company an aggregate of $25.0 million at an interest rate of 4.27%. The Company repaid the loans, including interest of $112,087.5 in January and February 2014. As of December 31, 2014, the Company had no outstanding borrowings with Dr. Shawn Qu.

        In May, June and August of 2013, Dr. Shawn Qu loaned the Company an aggregate of $13.0 million at an interest rate of 4.27%. The Company fully repaid the loans, including interest of $241,729 in November and December 2013 and subsequently had no outstanding borrowings with Dr. Shawn Qu.

        In October 2014, SZSP guaranteed loan facilities from Chinese banks for GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd of $6,077 (RMB37.2 million) in total due within three years.

Sales and purchase contracts with affiliates

        In 2014, the Company sold solar power products to Gaochuangte in the amount of $2,568,369 (RMB15,739,750).

        In 2013, the Company sold solar power products to Gaochuangte in the amount of $16,390,032 (RMB100,879,336).

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

18. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        In 2014, the Company incurred costs of $5,514,704 (RMB33,884,201) to Gaochuangte for EPC services related to the Company's solar power projects. These amounts were recorded in project assets.

        In 2013, the Company incurred costs of $53,288,764 (RMB330,254,003) to Gaochuangte for EPC services related to the Company's solar power projects. These amounts were recorded in project assets.

19. COMMITMENTS AND CONTINGENCIES

a)    Operating lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and the United States. Such leases have remaining terms ranging from 4 to 220 months and are renewable upon negotiation. Rental expenses were $8,618,436, $9,603,086 and $12,187,251 for the years ended December 31, 2012, 2013 and 2014, respectively.

        Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2014 were as follows:

Year Ending December 31:	$
2015	3,418,705
2016	3,168,452
2017	2,944,690
2018	1,561,373
2019	1,561,373
Thereafter	1,174,110

Total	13,828,703

b)    Property, plant and equipment purchase commitments

        As of December 31, 2014, short-term commitments for the purchase of property, plant and equipment were $30,751,637.

c)     Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers in the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts.

        Total purchases under the long-term agreements were approximately $143,109,363, $213,833,248 and $143,197,346 during the years ended December 31, 2012, 2013 and 2014, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

19. COMMITMENTS AND CONTINGENCIES (Continued)

        The following is a schedule, by year, of future minimum obligation, using market prices as of December 31, 2014, under all supply agreements as of December 31, 2014:

Year Ending December 31:	$
2015	$403,660,729

d)    Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009 purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010. In 2011, the Company did not meet its purchase commitment for the respective years. The Company believes that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,143,853 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of the loss on the long-term purchase commitments. The Company did not record a loss on firm purchase commitments in any of the three years ended December 31, 2014.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The agreement was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862,017 as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,408,593 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. As of December 31, 2014, the accrued amount of $26,205,679 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million in the notice.

LDK

        In 2007, the Company entered into a three-year agreement with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, under which the Company purchased specified quantities of silicon wafers

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

19. COMMITMENTS AND CONTINGENCIES (Continued)

and LDK converted the Company's reclaimed silicon feedstock into wafers. In June 2008, the Company entered into two long-term supply purchase agreements with LDK in which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule. In April 2010, the Company sent a notice to LDK and announced termination of these two contracts. In July 2010, the Company filed a request for arbitration against LDK with the Shanghai Branch of the China International Economic and Trade Arbitration Commission, or CIETAC Shanghai Branch. In its arbitration request, the Company asked LDK to refund (i) an advance payment of RMB10.0 million that it had made to LDK pursuant to a three-year wafer supply agreement between CSI Cells and LDK entered into in October 2007 and (ii) two advance payments totaling RMB50.0 million that CSI Cells had made to LDK pursuant to two ten-year supply agreements between CSI Cells and LDK entered into in June 2008. The first hearing was held in October 2010, during which the Company and LDK exchanged and reviewed the evidence. After the first hearing, LDK counterclaimed against the Company, seeking for (i) forfeiture of the three advance payments totaling RMB60.0 million that CSI Cells had made to LDK pursuant to the October 2007 and June 2008 agreements; (ii) compensation of approximately RMB377.0 million or the loss due to the alleged breach of the June 2008 agreements by CSI Cells; (iii) a penalty of approximately RMB15.2 million due to the alleged breach of the June 2008 agreements by CSI Cells; and (iv) arbitration expenses up to RMB4.7 million. The second hearing was held on March 9, 2011, during which the parties presented arguments to the arbitration commission. The arbitration commission hosted a settlement discussion between the parties on May 13, 2011. In December of 2012, CIETAC Shanghai Branch awarded RMB248.9 million plus RMB2.2 million in arbitration expenses in favor of LDK in relation to the wafer supply contracts the Company entered into with LDK, including RMB60.0 million previously paid deposits. CIETAC Shanghai Branch determined that the Company had no legal grounds to cancel the long-term supply agreements. As of December 31, 2013 and 2014, the Company had provided a full allowance against the advance to LDK of $9,840,223 and $9,797,708, respectively due to the uncertainty of recovery. In December 2012, the Company made a non-cash provision totaling $30.0 million following an arbitration award made against the Company by CIETAC Shanghai Branch in favor of LDK.

        In February 2013, LDK filed for enforcement proceedings against the Company with the Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In May 2013, the Suzhou Intermediate Court dismissed a request by LDK to enforce this arbitration award, after which LDK initiated additional proceedings against the Company in the Xinyu Intermediate People's Court, Jiangxi Province, or the Xinyu Intermediate Court, claiming that the Company's rights to the initial deposits had been forfeited. Accordingly, the Company reversed the provision of $30.0 million in the first quarter of 2013. On November 29, 2013, the Suzhou Intermediate Court vacated its decision of May 2013, or the May 2013 Decision, to dismiss a request by LDK, to enforce an arbitration award against the Company made by the former Shanghai branch of China International Economic and Trade Arbitration Commission, or CIETAC, in favor of LDK in the amount of RMB248.9 million relating to certain wafer supply contracts entered into between the Company and LDK in October 2007 and June 2008, and ruled that the case be re-adjudicated. This decision followed a request for re-adjudication issued by the Jiangsu Provincial High Court, which reviewed the May 2013 Decision and ordered the Suzhou Intermediate Court to retry the case on the grounds that its May 2013 Decision was based on

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

19. COMMITMENTS AND CONTINGENCIES (Continued)

insufficient legal grounds. The Suzhou Intermediate Court has already finished its hearing of this case and the Company is now waiting for the outcome. If the Suzhou Intermediate Court reverses the May 2013 Decision, the Company may be liable for a payment of RMB191.2 million to LDK. The Company has not made a provision for this amount. The Xinyu Intermediate Court, on October 18, 2013, postponed a related proceeding demanding the Company forfeit deposits of RMB25 million and RMB35 million paid to LDK in conjunction with the 2007 and 2008 supply contracts. The Xinyu Intermediate Court suspended its proceedings pending the outcome of the Suzhou Intermediate Court's re-examination of the May 2013 Decision.

        In March 2014, LDK filed an application for arbitration with the CIETAC in Shanghai, seeking for (i) compensation of RMB530.0 million for economic losses (including losses of potential profits) caused by the alleged breach of the June 2008 agreements; (ii) attorney fees of RMB1.2 million; and (iii) arbitration expenses. CIETAC sent the Notice of Arbitration to the Company on April 8, 2014. The Company believes the claims stated in the new application for arbitration overlap with the previous action that CIETAC Shanghai Branch has already decided upon, and which the Suzhou Intermediate Court refused to enforce. The Company filed objection to jurisdiction to CIETAC in April 2014, but CIETAC dismissed it. Therefore, the Company counterclaimed against LDK in July 2014, seeking for (i) a refund of the advance payment of RMB35.0 million; (ii) attorney fees of RMB1.0 million; and (iii) arbitration expenses. The hearing was held in October 2014 in Shanghai. CIETAC has not yet ruled on this case.

        The Company disputes the merits of the proceedings brought against it by LDK and will defend itself vigorously against these claims. No provision has been provided as of December 31, 2014.

Class Action Lawsuits

        Following the two subpoenas from the SEC in 2010, six class action lawsuits were filed in the U.S. District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the U.S. District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that the Company's financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names the Company, its chief executive officer and its former chief financial officer as defendants. The Company filed its motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. On March 29, 2013, the Court dismissed with prejudice a class action lawsuit filed against us and certain named defendants alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The court found that the plaintiffs failed to adequately allege a securities law violation and granted the Company's motion to dismiss all claims against all defendants with prejudice.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

19. COMMITMENTS AND CONTINGENCIES (Continued)

On December 20, 2013, the United States Court of Appeals for the Second Circuit affirmed the district court's order dismissing such class action lawsuit.

        In addition, a similar class action lawsuit was filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice on August 10, 2010. The lawsuit alleges generally that the Company's financial disclosures during 2009 and 2010 were false or misleading and brings claims under the shareholders' relief provisions of the CBCA, Part XXIII.1 of the Ontario Securities Act as well as claims based on negligent misrepresentation. In December 2010, the Company filed a motion to dismiss the Ontario action on the basis that the Ontario Court has no jurisdiction over the claims and potential claims advanced by the plaintiff. The court dismissed the Company's motion on August 29, 2011. On March 30, 2012, the Ontario Court of Appeal denied the Company's appeal with regard to its jurisdictional motion. On November 29, 2012, the Supreme Court of Canada denied the Company's application for leave to appeal the order of the Ontario Court of Appeal. The plaintiff's motions for class certification and leave to assert the statutory cause of action under the Ontario Securities Act were served in January 2013 and initially scheduled for argument in the Ontario Superior Court of Justice in June 2013.However, the plaintiff's motions were adjourned in view of the plaintiff's decision to seek an order compelling the Company to file additional evidence on the motions. On July 29, 2013 the Court dismissed the plaintiff's motion to compel evidence. On September 24, 2013 the plaintiff's application for leave to appeal from the July 29 order was dismissed. In September 2014, the plaintiff obtained an order granting him leave to assert the statutory cause of action under the Ontario Securities Act for certain of his misrepresentation claims. In January 2015, the plaintiff obtained an order for class certification in respect of the claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Company is seeking leave to appeal from specific aspects of these two decisions. The motion for leave to appeal will be decided in 2015. The Company believes the Ontario action is without merit and the Company is defending it vigorously.

Countervailing and anti-dumping duties

        In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on Chinese-origin CSPV cells. The Company was identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. The Company also has affiliated U.S. operations that import the subject goods from China.

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, the Company is required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether alone or incorporated into modules. The announced cash deposit rates applicable to the Company were 13.94%

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

19. COMMITMENTS AND CONTINGENCIES (Continued)

(anti-dumping duty) and 15.24% (countervailing duty). The Company paid all the cash deposits due under these determinations. The rates at which duties will be assessed and payable are subject to ongoing administrative reviews that are likely to conclude in July 2015 and may differ from the announced deposit rates. These duties could materially and adversely affect the Company's affiliated U.S. import operations and increase the Company's cost of selling into the United States. A number of parties have challenged the rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015.

        On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the U.S.. Excluded from these new actions were those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. The Company was identified as one of a number of Chinese producers exporting subject goods to the U.S. market. The Company also has affiliated U.S. operations that import goods subject to these new investigations.

        On December 16, 2014, the USDOC issued final affirmative determinations in these anti-dumping and countervailing duty investigations. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on subject CSPV imports from China. Cash deposit rates for our subject Chinese-origin products were announced as being 30.06% (anti-dumping duty) and 38.43% (countervailing duty). The rates at which duties will be assessed and payable will be subject to administrative reviews beginning in 2016. Those reviews may result in duty rates that differ from the announced deposit rates. A number of parties have appealed these USDOC and USITC rulings to the U.S. Court of International Trade. Decisions on these appeals are not expected before the end of 2015.

        In 2014, a total of $39.1 million cash deposits were provided relating to countervailing and anti-dumping rulings in the U.S., of which $36.0 million were charged into cost of sales and $3.1 million remained as inventories as at December 31, 2014. Given the significant uncertainty surrounding the investigations and their ultimate resolution, the Company is unable to estimate any additional possible loss or range of loss that may arise from this action.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an anti-dumping investigation concerning imports into the EU of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. In each investigation, the Company was identified as one of a number of Chinese exporting producers of these products to the EU market. The Company also has affiliated EU operations that import these products into the EU.

        On December 6, 2013, the EU imposed definitive anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. Under the terms of an undertaking entered into with the European Commission, duties are not payable

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

19. COMMITMENTS AND CONTINGENCIES (Continued)

on the Company's products sold into the EU, so long as the Company respects the terms and conditions of the undertaking, including a volume ceiling and minimum import price arrangement, and until the measures expire or the European Commission withdraws the undertaking.

        In February 2014, the Company filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive anti-dumping measures and of the regulation imposing the definitive countervailing measures. These actions for annulment are ongoing.

        On March 5, 2015, the European Commission disclosed that it was proposing to withdraw acceptance of the undertaking as regards to the Company. In summary, the European Commission alleged that the Company (i) provided certain non-reported benefits to its customers and thereby violated the minimum price requirements, (ii) made parallel sales of modules covered and modules not covered by the undertaking to the same customers, in excess of the permissible limits, and (iii) used one original equipment manufacturer to assemble modules outside of China, rendering the monitoring of the undertaking impracticable. The Company is contesting this proposal, as it believes that none of its actions constitute a breach of its commitments. Timing for a decision is uncertain. Should the undertaking be withdrawn, duties could be assessed on imports of our modules and cells originating in or consigned from China.

        In Canada, in December 2014, the Canadian government initiated concurrent anti-dumping and countervailing duties investigations on imported solar modules and laminates from China. The scope of the investigations includes thin-film and CSPV modules and laminates over 100 W but not cells. The Company completed and submitted a complete request for information response to the Canada Borer Services Agency, or CBSA, and provided views and legal arguments in opposition to a preliminary finding of injury as a domestic Canadian producer to the Canadian International Trade Tribunal. The Company submitted the data and its submitted data was subject to on-site verification by Canadian officials from March 23, 2014 to March 26, 2015. In June 2015, the CBSA will release its final determinations of dumping and subsidization and the last stage of the injury investigation will proceed by way of a hearing on the evidence of material injury and threat of injury to the domestic Canadian industry. Termination of the proceeding or a finding resulting in the imposition of duties will be announced on July 3, 2015.

20. SEGMENT INFORMATION

        The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making decisions, allocating resources and assessing performance. The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer of the Company, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Company.

        The Company operates its business in two principal reportable business segments, i.e., module segment and energy segment. The module segment primarily involves design, development, manufacture and sales of solar power products and solar system kits. The energy segment involves solar power project development, EPC services, O&M services and electricity revenue generation. The sales

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

20. SEGMENT INFORMATION (Continued)

from module segment to energy segment have terms and conditions similar to sales to third parties. The Company's CODM reviews net revenue and gross profit and does not review balance sheet information by segment.

        The following table summarizes the Company's revenues and gross profit generated from each segment:

		Years Ended December 31, 2014
	Module Segment	Energy Segment	Elimination	Total
	$	$	$	$
Net revenues	2,034,625,620	1,212,898,642	(286,897,652)	2,960,626,610
Cost of revenues	1,721,474,395	931,761,029	(273,602,190)	2,379,633,234

Gross profit	313,151,225	281,137,613	(13,295,462)	580,993,376

		Years Ended December 31, 2013
	Module Segment	Energy Segment	Elimination	Total
	$	$	$	$
Net revenues	1,483,751,544	324,253,896	(153,649,376)	1,654,356,064
Cost of revenues	1,298,949,247	233,722,515	(154,010,669)	1,378,661,093

Gross profit	184,802,297	90,531,381	361,293	275,694,971

		Years Ended December 31, 2012
	Module Segment	Energy Segment	Elimination	Total
	$	$	$	$
Net revenues	1,374,922,213	56,356,803	(136,449,603)	1,294,829,413
Cost of revenues	1,289,104,683	43,041,635	(127,678,335)	1,204,467,983

Gross profit	85,817,530	13,315,168	(8,771,268)	90,361,430

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

20. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customer's headquarters:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Europe:
—Germany	422,038,906	72,186,472	137,011,822
—United Kingdom	28,266,410	32,901,446	59,878,185
—France	18,726,891	26,405,640	9,990,167
—Netherlands	21,998,224	12,881,805	9,166,320
—Spain	71,982,482	16,135,229	1,124,816
—Others	93,446,815	19,826,057	23,086,978

	656,459,728	180,336,649	240,258,288

The Americas:
—Canada	86,327,618	371,840,958	1,182,091,018
—United States	254,096,258	215,262,233	604,537,140
—Others	1,828,736	1,175,485	8,861,773

	342,252,612	588,278,676	1,795,489,931

Asia and other regions:
—Japan	120,248,386	483,787,914	623,691,469
—PRC	89,120,632	199,663,742	163,657,880
—India	22,523,243	68,731,110	63,816,728
—Singapore	969,796	36,743,424	18,021,083
—Others	63,255,016	96,814,549	55,691,231

	296,117,073	885,740,739	924,878,391

Total net revenues	1,294,829,413	1,654,356,064	2,960,626,610

        The following table summarizes the Company's long-lived assets, including property, plant and equipment and project assets at December 31, 2013 and 2014 by geographic region, based on the physical location of the assets:

	At December 31, 2013	At December 31, 2014
	$	$
PRC	441,711,646	438,640,711
Canada	115,404,304	29,152,090
Others	11,324,825	70,839,155

Total long-lived assets	568,440,775	538,631,956

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

20. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's revenues generated from each product or service:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Solar power products	1,132,767,404	1,143,246,845	1,550,386,288
Solar system kits	92,624,999	149,767,825	104,214,589
Solar power projects	55,050,856	292,024,142	891,919,632
EPC services	658,927	29,878,653	316,571,793
Electricity	117,938	1,326,761	2,863,053
O&M services	529,082	1,024,340	1,544,164
Others	13,080,207	37,087,498	93,127,091

Total net revenues	1,294,829,413	1,654,356,064	2,960,626,610

21. MAJOR CUSTOMERS

        Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31
	2012	2013	2014
	$	$	$
Company A	—	196,538,334	218,631,492

        The accounts receivable from the three customers with the largest receivable balances represents 9%, 8% and 5% of the balance of the account at December 31, 2014, and 15%, 7% and 6% of the balance of the account at December 31, 2013, respectively. The balance from the customer with the largest receivable balance is $35,569,229 and $42,655,751 as of December 31, 2014 and at December 31, 2013 respectively.

22. EMPLOYEE BENEFIT PLANS

        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost in 2014. The expense paid by the Company to these defined contributions schemes was $5,880,203, $4,740,434 and $5,806,226 for the years ended December 31, 2012, 2013 and 2014, respectively.

        In addition, in 2014, the Company is required by PRC law to contribute approximately 10%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $6,012,889, $5,461,137 and $5,980,338 for the years ended December 31, 2012, 2013 and 2014, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

23. SHARE-BASED COMPENSATION

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

Options to Employees

        As of December 31, 2014, there was $417,697 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 0.64 years. During the years ended December 31, 2012, 2013 and 2014, $3,433,077, $2,186,407 and $1,321,239 was recognized as compensation expense, respectively.

        The Company utilizes the Binomial option-pricing model to estimate the fair value of stock options.

        The following assumptions were used to estimate the fair value of stock options granted in 2012, 2013 and 2014:

	2012	2013	2014
Risk free rate	3.15%	2.47%	—
Volatility ratio	78.79%	89.60%	—
Dividend yield	—	—	—
Annual exit rate	3.49%	3.58%	—
Exercise multiple	4.40	4.10	—

        The Company used the market yield of U.S. dollar dominated Chinese International government bonds with maturity periods that can cover the contractual life of the shares option for the risk-free rates. In 2012, the expected volatility of the future ordinary share price was based on the price volatility of the Company and the shares of comparable companies in the industry, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued options. Volatility is estimated based on annualized standard deviation of daily stock price return of the Company and the comparable companies. In 2013, since the Company has been listed for approximately 7 years and its share price history is more comparable to the life of the issued options,

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

23. SHARE-BASED COMPENSATION (Continued)

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

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Terms	Aggregate Intrinsic Value
		$		$
Options outstanding at January 1, 2014	1,176,860	11.73	6 years	22,405,886
Granted	—	—
Exercised	(307,810)	10.62
Forfeited	(22,937)	8.85

Options outstanding at December 31, 2014	846,113	12.21	5 years	11,793,938

Options vested or expected to be vested at December 31, 2014	822,866	12.25	4 years	11,476,756

Options exercisable at December 31, 2014	739,676	12.59	4 years	10,236,165

        The weighted average grant-date fair value of options granted in 2012, 2013 and 2014 was $2.22, $6.07 and nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $38,958, $20,439,470 and $7,493,277, respectively.

RSUs to Employees

        The Company granted 1,400,237, 1,361,623 and 283,862 RSUs to employees in 2012, 2013 and 2014, respectively. The RSUs entitle the holders to receive the Company's common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $3.7 million, $4.9 million and $7.3 million that will be recognized ratably over the vesting period for the RSUs granted in 2012, 2013 and 2014, respectively. In the years ended December 31, 2012, 2013 and 2014, the Company recognized nil, $2,321,143 and $3,766,686 in compensation expense associated with these awards, respectively.

        As of December 31, 2014, there was $10,647,260 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 1.48 years.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

23. SHARE-BASED COMPENSATION (Continued)

        A summary of the RSU activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
		$
Unvested at January 1, 2014	2,077,640	4.32
Granted	283,862	27.57
Vested	(625,003)	4.70
Forfeited	(126,280)	5.60

Unvested at December 31, 2014	1,610,219	7.76

        The total fair value of RSUs vested during the years ended December 31, 2012, 2013 and 2014 was $1,007,340, $1,944,483 and $2,965,491, respectively.

24. SUBSEQUENT EVENTS

        In March 2015, the Company acquired 100% of the equity interests in Recurrent Energy, LLC, a leading North American solar energy developer, from Sharp Corporation for a total consideration of $265 million. The valuation and initial accounting for the acquisition has not yet completed as of the date of this report.

Additional Information—Financial Statement Schedule I

Canadian Solar Inc.

        Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.'s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2014 of $393,532,526, exceeded the 25% threshold.

        The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31, 2013	December 31, 2014
	(In U.S. dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	29,585,498	3,454,972
Accounts receivable trade, net of allowance for doubtful accounts of $5,209,909 and $4,302,411 at December 31, 2013 and 2014, respectively	351,207	4,005,689
Inventories	156,179	442,606
Amounts due from related parties—current	128,261,643	252,569,838
Advances to suppliers, net	—	1,991,396
Prepaid expenses and other current assets	2,240,692	5,852,442

Total current assets	160,595,219	268,316,943
Investment in subsidiaries	252,177,589	534,848,697
Deferred tax assets, net	4,863,395	3,655,138
Amount due from related parties—non-current	150,000,000	150,000,000
Other non-current assets	28,491,395	48,219,119

TOTAL ASSETS	596,127,598	1,005,039,897

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	12,246,050	—
Accounts payable	13,127	4,560
Amounts due to related parties	141,139,539	99,011,445
Other current liabilities	3,936,495	6,824,785

Total current liabilities	157,335,211	105,840,790
Accrued warranty costs	18,188,694	18,272,826
Convertible notes	—	150,000,000
Long-term borrowings	16,393,089	—
Liability for uncertain tax positions	13,681,821	14,315,282
TOTAL LIABILITIES	205,598,815	288,428,898

Equity:
Common shares—no par value: unlimited authorized shares, 51,034,343 and 55,161,856 shares issued and outstanding at December 31, 2013 and 2014, respectively	561,241,785	675,236,489
Additional paid-in capital	(32,121,269)	(25,682,022)
Retained earnings (Accumulated deficit)	(192,502,847)	46,998,469
Accumulated other comprehensive income	53,911,114	20,058,063

TOTAL EQUITY	390,528,783	716,610,999

TOTAL LIABILITIES AND EQUITY	596,127,598	1,005,039,897

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31
	2012	2013	2014
	(In U.S. dollars)
Net revenues	111,414,327	11,802,218	15,899,641
Cost of revenues	80,190,744	5,282,597	4,401,056

Gross profit	31,223,583	6,519,621	11,498,585

Operating expenses:
Selling expenses	3,649,131	3,520,618	3,999,535
General and administrative expenses	11,955,578	5,724,288	8,331,139
Research and development expenses	764,145	714,980	415,857

Total operating expenses	16,368,854	9,959,886	12,746,531

Income (loss) from operations	14,854,729	(3,440,265)	(1,247,946)

Other income (expenses):
Interest expense	(255,502)	—	(6,328,588)
Interest income	1,559,207	12,021,534	10,369,290
Foreign exchange loss	(622,816)	(8,454,989)	(5,335,145)
Others	—	427,560	47,092

Other income (expenses), net:	680,889	3,994,105	(1,247,351)

Profit (loss) before income taxes and equity in earnings (loss) of subsidiaries and unconsolidated investees	15,535,618	553,840	(2,495,297)
Income tax expense	(7,441,590)	(1,275,114)	(1,006,201)
Equity in earnings (loss) of subsidiaries	(202,699,044)	35,132,523	243,283,097
Equity in loss of unconsolidated investees	(863,675)	(2,751,973)	(280,282)

Net Income (loss)	(195,468,691)	31,659,276	239,501,317

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2012	2013	2014
	(In U.S. dollars)
Net income (loss)	(195,468,691)	31,659,276	239,501,317
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	5,239,819	3,115,584	(33,853,050)

Comprehensive income (loss) attributable to Canadian Solar Inc.	(190,228,872)	34,774,860	205,648,267

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2012	2013	2014
	(In U.S. dollars)
Operating activities:
Net Income (loss)	(195,468,691)	31,659,276	239,501,317
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,950	5,092	727
Loss on disposal of property, plant and equipment	—	—	3,919
Allowance for doubtful debts	8,369,187	1,872,247	11,434,154
Amortization of discount on debt	49,699	—	—
Equity in (earnings) loss of subsidiaries	202,699,044	(35,132,523)	(243,283,097)
Equity in loss of unconsolidated investees	863,675	2,751,973	280,282
Share-based compensation	5,185,242	6,175,006	5,087,925
Changes in operating assets and liabilities:
Inventories	9,840,507	2,827,896	(286,427)
Accounts receivable trade	(1,317,532)	627,106	(5,243,925)
Amounts due from related parties	(121,173,334)	85,992,946	3,904,909
Advances to suppliers	(293,911)	(282,804)	(11,836,107)
Other current assets	(7,540,414)	8,311,717	(2,260,429)
Other non-current assets	(20,387,009)	6,860,201	(19,727,525)
Accounts payable	79	9,023	(8,567)
Advances from customers	(452,417)	(121,511)	(656,985)
Amounts due to related parties	(18,298,349)	(18,331,820)	(42,128,094)
Accrued warranty costs	431,138	(14,644,337)	84,132
Other current liabilities	(4,255,036)	(2,558,022)	3,545,274
Liability for uncertain tax positions	1,975,793	141,795	633,461
Deferred taxes	5,718,014	406,214	1,208,257

Net cash provided by (used in) operating activities	(134,047,365)	76,569,475	(59,746,799)

Investing activities:
Decrease (increase) in restricted cash	5,731,365	—	—
Investment in subsidiaries	(13,319,864)	(10,602,333)	(39,668,294)
Purchases of property, plant and equipment	(3,589)	(266)	(4,845)
Payment of borrowings to a related party	—	—	(139,088,104)
Proceeds from interest receivable	—	—	10,875,000

Net cash used in investing activities	(7,592,088)	(10,602,599)	(167,886,243)

Financing activities:
Proceeds from short-term borrowings	68,000,000	—	—
Repayment of short-term borrowings	—	(55,753,950)	(12,246,050)
Proceeds from long-term borrowings	70,063,488	—	—
Repayment of long-term borrowings	—	(53,670,399)	(16,393,089)
Payment for repurchase of convertible senior notes	(1,000,000)	—	—
Proceeds from issuance of warrants	2,500,000	—	—
Proceeds from issuance of common shares offering	—	50,000,000	115,009,200
Issuance costs paid for common shares offering	—	(2,112,623)	(6,090,340)
Proceeds from issuance of convertible notes	—	—	150,000,000
Issuance cost paid on convertible notes	—	—	(5,103,441)
Proceeds from exercise of stock options	158,766	10,792,703	3,342,573

Net cash provided by financing activities	139,722,254	(50,744,269)	228,518,853

Effect of exchange rate changes	5,239,819	3,115,585	(27,016,337)

Net increase (decrease) in cash and cash equivalents	3,322,620	18,338,192	(26,130,526)
Cash and cash equivalents at the beginning of the year	7,924,686	11,247,306	29,585,498
Cash and cash equivalents at the end of the year	11,247,306	29,585,498	3,454,972

Supplemental disclosure of cash flow information:
Interest paid	255,502	—	3,941,758
Income taxes paid	290,813	297,643	735,894

Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
CSI Solartronics (Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power Project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Research and developing solar Modules
CSI Solar Manufacture Inc.	PRC January 7, 2005	100%	Production of solar modules
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of Modules
CSI Project Consulting GmbH	Germany May 26, 2009	70%	Developing solar power project
Canadian Solar Japan K.K.	Japan June 21, 2009	90.67%	Sales and marketing of Modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project
CSI Solar Power (China) Inc.	PRC July 7, 2009	100%	Investment holding
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of Modules
Canadian Solar (Australia) Pty., Ltd.	Australia February 3, 2011	100%	Sales and marketing of Modules
Canadian Solar International Ltd.	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O&M (Ontario) Inc.	Canada May 10, 2011	100%	Developing solar power project
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	80%	Production of solar module materials
Canadian Solar South East Asia Pte., Ltd.	Singapore September 19, 2011	100%	Sales and marketing of modules
Canadian Solar Manufacturing (Suzhou) Inc.	PRC February 13, 2012	61%	Manufacture of solar modules, cells
Canadian Solar South Africa Pty., Ltd.	South Africa June 22, 2012	100%	Sales and marketing modules
Canadian Solar Brasil Servicos De Consultoria EM Energia Solar Ltda.	Brazil November 14, 2012	100%	Consulting services in energy solutions, certification and importation of photovoltaic modules
Canadian Solar Middle East Limited	United Arab Emirates December 10, 2012	100%	Energy generation and distribution
Canadian Solartronics (Suzhou) Co., Ltd.	PRC	100%	Developing solar power project
	March 14, 2013
Canadian Solar (Thailand) Ltd.	Thailand March 29, 2013	100%	Developing solar power project
Canadian Solar Construction (USA) LLC	USA May 20, 2014	100%	EPC maintenance service
CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd.	PRC May 29, 2014	80%	Research and developing solar modules, and solar power projects development
Changshu Tegu New Materials Technology Co., Ltd.	PRC September 2, 2014	75%	EVA solar packaging film research and development, production, and sales
Changshu Tlink Co., Ltd.	PRC December 26, 2014	100%	Junction box research, development, production and sales