Form 20-F
period 2015-12-31
Canadian Solar Inc.
filed 2016-04-20
CIK 1375877

Use these links to rapidly review the document

CANADIAN SOLAR INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

           55,965,443 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2015.

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

  •
  "$," "US$" and "U.S. dollars" are to the legal currency of the United States of America, or U.S.;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "C$" and "Canadian dollars" are to the legal currency of Canada;

  •
  "€" and "Euro" are to the legal currency of the Economic and Monetary Union of the European Union;

  •
  "£" and "British pounds" are to the legal currency of the United Kingdom;

  •
  "¥," "JPY" and "Japanese yen" are to the legal currency of Japan;

  •
  "W," "kW," "MW" and "GW" are to watts, kilowatts, megawatts and gigawatts, respectively;

  •
  "AC" and "DC" are to alternating current and direct current, respectively;

  •
  "PV" is to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

  •
  "EPC" is to engineering, procurement and construction;

  •
  "O&M services" is to operation and maintenance services;

  •
  "shares" and "common shares" are to common shares, with no par value, of Canadian Solar Inc.;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau; and

  •
  "EU" refers to the European Union.

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2014 and 2015.

        We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros, British pounds, Japanese yen and Canadian dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York to translate Renminbi, Euros, British pounds, Japanese yen and Canadian dollars to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report. Unless otherwise stated, the translation of Renminbi, Euros, British pounds, Japanese yen and Canadian dollars into U.S. dollars was made by the noon buying rate in effect on December 31, 2015, which was RMB6.4778 to $1.00, €0.9209 to $1.00, £0.6782 to $1.00, ¥120.27 to $1.00 and C$1.3839 to $1.00. We make no representation that the Renminbi, Euro, British pounds, Japanese yen, Canadian dollar or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, British pounds, Japanese yen, Canadian dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

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

  •
  our beliefs regarding the competitiveness of our solar power products and services;

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

  •
  our ability to secure adequate volumes of silicon, solar wafers and cells at competitive cost to support our solar module production;

  •
  our beliefs regarding the effects of environmental regulation;

  •
  our future business development, results of operations and financial condition;

  •
  competition from other manufacturers of solar power products and conventional energy suppliers;

  •
  our ability to expand our products and services and to successfully grow our energy development and electricity generation segments;

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

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

Selected Consolidated Financial and Operating Data

        The following selected statement of operations data for the years ended December 31, 2013, 2014 and 2015 and balance sheet data as of December 31, 2014 and 2015 have been derived from our consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial and operating data in conjunction with those financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F.

        Our selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2011, 2012 and 2013 were derived from our consolidated financial statements that are not included in this annual report.

        All of our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

	For the years ended, or as of, December 31,
	2011	2012	2013	2014	2015
	(In thousands of $, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	1,898,922	1,294,829	1,654,356	2,960,627	3,467,626
Income (loss) from operations	6,833	(142,516)	130,816	366,314	247,371
Net income (loss)	(90,903)	(195,155)	45,565	243,887	173,316
Net income (loss) attributable to Canadian Solar Inc.	(90,804)	(195,469)	31,659	239,502	171,861
Earnings (loss) per share, basic	(2.11)	(4.53)	0.68	4.40	3.08
Shares used in computation, basic	43,076,489	43,190,778	46,306,739	54,408,037	55,728,903
Earnings (loss) per share, diluted	(2.11)	(4.53)	0.63	4.11	2.93
Shares used in computation, diluted	43,076,489	43,190,778	50,388,284	59,354,615	60,426,056
Other financial data:
Gross margin	9.6%	7.0%	16.7%	19.6%	16.6%
Operating margin	0.4%	(11.0)%	7.9%	12.4%	7.1%
Net margin	(4.8)%	(15.1)%	2.8%	8.2%	5.0%

	For the years ended, or as of, December 31,
	2011	2012	2013	2014	2015
	(In thousands of $, except share and per share data, and operating data and percentages)
Selected operating data:
Solar power products sold (in MW)
—Module segment(1)	1,291.5	1,528.9	1,809.0	2,436.4	4,085.0
—Energy development and electricity generation segments(2)	31.0	14.2	85.0	376.2	298.8

Total	1,322.5	1,543.1	1,894.0	2,812.6	4,383.8

Average selling price (in $ per watt)
—Solar module	1.34	0.77	0.67	0.67	0.58
Balance Sheet Data:
Net current assets (liabilities)	59,131	(98,046)	(59,003)	366,621	(392,231)
Total assets	1,879,809	2,259,313	2,453,735	3,072,424	4,417,254
Net assets	466,978	301,583	401,498	729,574	832,510
Long-term borrowings	88,249	214,563	151,392	134,300	606,577
Convertible notes	950	—	—	150,000	150,000
Common shares	502,403	502,562	561,242	675,236	677,103
Number of shares outstanding	43,155,767	43,242,426	51,034,343	55,161,856	55,965,443

(1)
Numbers are calculated after inter-segmentation elimination and represent solar power products sold to third parties.

(2)
Numbers are calculated after inter-segmentation elimination.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Risks Related to Our Company and Our Industry

We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power products and services may decline, which may reduce our revenues and earnings.

        Our business is affected by conditions in the solar power market and industry. In 2010, as the effects of the global financial crisis subsided, demand for solar power products increased and many manufacturers increased their production capacity accordingly. In 2011, a decrease in payments to solar power producers in the form of feed-in tariffs and other reimbursements, a reduction in available financing and an excess supply of solar modules worldwide put severe downward pressure on solar module prices in European and other markets. As a result, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, were adversely affected and their financial condition weakened. Although our shipments of solar modules increased year-over-year in 2013, 2014 and 2015, average selling prices for our solar modules declined. Over the past several quarters, oversupply conditions across the value chain, difficult economic conditions in Europe and foreign trade disputes in the U.S., Europe, India and China have affected industry-wide demand and put pressure on average selling prices, resulting in lower revenue for many industry participants. If the supply of solar modules grows faster than demand, and if governments continue to reduce financial support for the solar industry and impose trade barriers, demand for our products, as well as our average selling price, could be materially and adversely affected.

        The solar power market is still at a relatively early stage of development and future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our targeted markets, including Europe, the U.S., Japan, China, Canada, Brazil and India may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

  •
  the cost-effectiveness, performance and reliability of solar power products and services, including our solar power projects, compared to conventional and other renewable energy sources and products and services;

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

  •
  capital expenditures by end users of solar power products and services, which tend to decrease when the economy slows; and

  •
  the availability of favorable regulation for solar power within the electric power industry and the broader energy industry.

        If solar power technology is not suitable for widespread adoption or if sufficient demand for solar power products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability. Demand in Europe generally remains weak as a result of reductions in feed-in-tariffs in Germany and the elimination of feed-in-tariffs in Italy, the two largest European markets over the past several years. Although demand in other regions, including China, Japan, the U.S. and India, as well as many other emerging markets in Asia, the Middle East and Africa, has offset the decline in European demand, we cannot assure you that this demand will be sustainable or that any recent positive trends in supply or demand balance will persist.

We are preparing to potentially form a global Yieldco investment vehicle for our solar power business. If the formation of Yieldco or our management of Yieldco is not successful, our future growth and results of operations may be materially hindered.

        We are preparing to potentially form a globally diversified, dividend growth-oriented partnership, or Yieldco, to own, operate and acquire long-term contracted renewable energy generation assets with consistent cash flows in attractive markets. If successful, we expect to own a general partner interest in Yieldco and offer economic interests to public shareholders. The cash produced from projects owned by the operating subsidiaries of Yieldco will be distributed up to Yieldco, which will in turn distribute the cash to Yieldco's public shareholders and, in certain circumstances, to us. Yieldco's strategy is to rapidly expand and diversify its portfolio of assets by acquiring, from us and unaffiliated third parties, utility-scale solar projects and commercial and industrial distributed solar energy assets, as well as other renewable energy generation assets equipped with proven and reliable technologies. We expect that Yieldco's initial target markets will be Canada, Japan, Spain, the United Kingdom and the United States, and other select markets, primarily within the member countries of Organization for Economic Cooperation and Development, or OECD countries.

        Yieldco would have a right of first offer with respect to certain solar power projects developed by us and we expect that it will grow its portfolio through acquiring these projects, as well as acquiring other solar power and renewable energy projects from third parties. We are expected to continue to provide Yieldco with the opportunity to acquire additional qualifying projects, subject to certain conditions. In November 2015, we confidentially submitted a draft registration statement on Form S-1 to the Securities and Exchange Commission, or the SEC, relating to the proposed initial public offering of Yieldco, or the Yieldco IPO. We expect to launch the Yieldco IPO subject to market and other conditions.

        While we intend to complete the Yieldco IPO, the offering may be significantly delayed or may not take place at all because of legal, accounting, commercial or marketing risks and considerations. We remain flexible on whether and when to launch Yieldco and our management constantly monitors the market conditions and evaluates other strategic alternatives to Yieldco. If the Yieldco IPO is not successful, we may not be able to recuperate the financial and human resources we have invested in the formation of Yieldco and our growth strategy for our solar power business may be disrupted, which would adversely affect our results of operation and distract our management from the operation of our company's other businesses. In the event the market condition for the proposed Yieldco IPO remains unfavorable, we may consider selling stakes in our Yieldco projects and/or selling entire projects to third parties. In addition, we have no experience in operating or managing Yieldcos. If the Yieldco IPO is completed, we, as the sponsor of Yieldco, may not succeed in delivering satisfactory results to us or the public shareholders of Yieldco, in which case the stock price of Yieldco may fall, which could in turn materially affect our financial conditions and results of operations.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products and services, hamper our expansion and materially affect our results of operations.

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

        Furthermore, solar power projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar power projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for potential funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar power projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for products they have agreed to purchase. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion and materially and adversely affect our results of operations. Concerns about government deficits and debt in the EU have increased bond spreads in certain solar markets, such as Greece, Spain, Italy and Portugal. The cash flow of a solar power project is often derived from government-funded or government-backed feed-in tariffs. Consequently, the availability and cost of funding solar power projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located. Therefore, credit agency downgrades of nations in the EU or elsewhere could decrease the credit available for solar power projects, increase the expected rate of return compared to bond yields, and increase the cost of debt financing for solar power projects in countries with a higher perceived sovereign credit risk.

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

Our future success depends partly on our ability to expand the pipeline of our energy development and electricity generation segments in several key markets, which exposes us to a number of risks and uncertainties.

        Historically, our module segment has accounted for the majority of our net revenues, including 80.4%, 59.0% and 71.8% in 2013, 2014 and 2015, respectively. However, we have, in recent years, increased our investment in, and management attention on, (a) our energy development segment, which consists primarily of solar power project development, EPC services and O&M services, and (b) our electricity generation segment, which consists primarily of holding solar power plants for the purpose of generating and selling electricity to local and national grids.

        In the future, we intend to grow our energy development and electricity generation segments by holding and operating more solar projects, including both those that we develop and those we acquire from third-parties. As we do, we will be increasingly exposed to the risks associated with these businesses. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our energy development and electricity generation segments, and our ability to expand our solar power project pipeline include:

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

        If we are unable to successfully expand our energy development and electricity generation segments, and, in particular, our solar power project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate cash flows.

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

General global economic conditions may have an adverse impact on our operating performance and results of operations.

        The demand for solar power products and services is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the feed-in tariffs and other subsidies designed to benefit the solar industry. During 2013, 2014 and 2015, a decrease in solar power tariffs in many markets placed downward pressure on the price of solar systems in most regions. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. For instance, in recent months, oil prices globally have experienced high volatility and, at points, have recorded historical lows. We cannot assure you that such volatility and significant reductions in the global price of oil will not have a material adverse effect on the demand for and prices of our products. Our growth and profitability depend on the demand for and the prices of solar power products and services. If these negative market and industry trends continue and demand for solar power projects and solar power products and services weakens as a result, our business and results of operations may be adversely affected.

Imposition of anti-dumping and countervailing duty orders or safeguard measures in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects.

        We have been in the past, and may be in the future, subject to the imposition of anti-dumping and countervailing duty orders in one or more of the markets in which we sell our products. In particular, we have been subject to the imposition of anti-dumping and countervailing duty orders in the U.S., the EU and Canada and have, as a result, been party to lengthy proceedings related thereto. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." The U.S., EU and Canada are important markets for us. Ongoing proceedings relating to, and the imposition of any new, anti-dumping and countervailing duty orders or safeguard measures in these markets may result in additional costs to us and/or our customers, which may materially and adversely affect our business, results of operations, financial conditions and future prospects.

Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, power purchase agreements, or PPAs, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

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

        In recent years, we have placed a greater focus on our energy development segment, which includes the development of solar power projects. These projects can take many months or years to complete and may be delayed for reasons beyond our control. They often require us to make significant up-front payments for, among other things, land rights and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and the investment in these projects.

        In contrast to developing solar modules, developing solar power projects requires more management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management's attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar power projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar power projects at prices and on terms and timing that are acceptable to us.

We have a limited history operating our electricity generation segment as an independent power producer, or IPP, and may not be successful in growing this segment.

        In recent years, we have started operating as an IPP and increasing our investment in our electricity generation segment. Our electricity generation segment consists primarily of holding solar power projects for the purpose of generating and selling electricity to the local or national grid or other power purchasers. As an IPP, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar power, technological advancements and the failure of our power generation facilities.

        We face competition from conventional and other renewable energy companies. The solar and renewable energy power industry is highly competitive and continually evolving as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. See "—Because the markets in which we compete are highly competitive and quickly evolving, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy development and electricity generation segments, we may not be able to compete successfully and we may not be able to maintain or increase our market share."

        The market for electricity generation in the areas where we operate our electricity generation segment is heavily influenced by national, regional and local regulations and policies concerning the electric utility industry. See "—We are subject to numerous laws and regulations at the national, regional and local levels of government in the areas where we do business. Any changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance."

        The solar power market is still at a relatively early stage of development and future demand for solar power is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power in our targeted markets, including the United States, Japan, Canada, Spain and the United Kingdom, may not develop or may develop to a lesser extent than we anticipate.

        The electricity industry is undergoing a transformative change. Technological advancements such as energy storage and distributed generation may change the nature of energy generation and delivery. These changes may materially affect our business model as an IPP and our ability to compete with new energy generation and delivery business models. In addition, our power generation facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities' generating capacity below expected levels, thereby reducing our revenues.

We may not be able to enter into PPAs or face delays in entering into PPAs or may not be able to replace expiring PPAs with contracts on similar terms.

        We may not be able to enter into PPAs for our solar power projects due to intense competition, increased supply of electricity from other sources, reduction in retail electricity price or other factors. There is a limited pool of potential buyers for electricity generated by our solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an IPP may be based on a number of factors and not solely on pricing and surety of supply. If we cannot enter into PPAs on terms favorable to us, or at all, it would negatively impact our revenue and our decisions regarding the development of additional power plants.

        Generally, to the extent offtakers are not required to acquire the output from our solar power projects under tariff regulations, renewable portfolio standards or other arrangements, the decision by an end user to buy energy from our solar power projects is primarily driven by a deficit of available energy in such markets and the availability of domestic resources to meet those needs in a timely fashion. The end user's decision may also be affected by the cost of other conventional and alternative energy sources. Decreases in the retail prices of electricity supplied by utilities or other alternative energy sources could harm our ability to offer competitive pricing and to sign new customers. An increase in the availability of electricity or reduction in retail electricity prices in our target markets would make the purchase of solar energy less economically attractive. If the availability of energy were to increase or the price of electricity were to decrease in the markets in which we operate, we would be at a competitive disadvantage, we may be unable to attract new customers for our electricity generation segment and its growth may be limited.

        We may experience delays in entering into PPAs for some of our solar power projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, which could materially and adversely affect our electricity generation segment, our financial condition, results of operations and cash flows.

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

        Substantially all of the electric power generated by our solar power projects will be sold under long-term PPAs with public utilities, licensed suppliers or commercial, industrial or government end users and we expect our future projects will also have long-term PPAs or similar offtake arrangements such as tariff programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event a counterparty defaults.

Our PPAs and project-level financing arrangements may contain price adjustment, termination, buy-out, acceleration or other clauses that could materially and adversely affect our electricity generation segment, our financial condition, results of operations and cash flows.

        Some of our PPAs are subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our electricity generation segment, financial conditions, cash flow and results of operations could be materially and adversely affected. Further, some of our long-term PPAs do not include inflation-based price increases. To the extent that the countries in which we conduct our business experience high rates of inflation, thereby increasing our operating costs in those countries, we may not be able to generate sufficient revenues to offset the effects of inflation.

        Certain of the PPAs for our projects and those for projects that we have acquired and may acquire in the future contain or may contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. In addition, certain of our project financing arrangements provide for acceleration upon the occurrence of such events. If these provisions are exercised, our electricity generation segment, financial condition, results of operations and cash flows could be materially and adversely affected. Additionally, certain of the project-level financing arrangements for projects allow, and certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that a PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods. We are therefore subject to the risk of lender or investor termination based on such criteria.

        Certain of our PPAs and project-level financing arrangements include, and in the future may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, if we cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. Generally, these provisions are, or will be, triggered in the event that we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. As a result, if we cease to control or, in some cases, to be the majority owner of the project subsidiary, the counterparties could terminate the PPAs or accelerate the maturity of the financing arrangements. The termination of any of our PPAs or the acceleration of the maturity of any of our financing arrangements as a result of a change-in-control event could have a material adverse effect on our electricity generation segment, its financial condition, results of operations and cash flows.

If the supply of solar wafers and cells increases in line with increases in the supply of polysilicon, then the corresponding oversupply of solar cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

        Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry has experienced an oversupply of high-purity silicon since the beginning of 2009. This has contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. Demand for solar power products remained soft through 2012 but began to pick up in the second half of 2013, and continued to grow in 2014 and 2015. The average selling price of our solar modules decreased from $1.34 per watt in 2011 to $0.77 per watt in 2012, $0.67 per watt in 2013 and 2014 and $0.58 per watt in 2015, in large part because the increase in the supply of solar cells and modules was greater than the increase in the demand, thereby putting pressure on solar power products across all stages of the value chain. As a result of the decline in the selling prices of our solar modules, our revenue declined in 2012, even though our solar module shipment volume for the year increased. In addition, because solar module selling prices declined at a rapid rate, we suffered losses in the form of inventory write-downs, as the market price of solar modules consistently fell below the carrying cost of our inventory. Lower price realizations and inventory write-downs in 2012 put downward pressure on our gross profit and operating margins. While we believe that there is a relative balance between capacity and demand at low prices due to industry consolidation, increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share. Moreover, due to fluctuations in the supply and price of solar power products throughout the value chain, we cannot assure you that we will be able, on an ongoing basis, to procure silicon, wafers and cells at reasonable costs if any of the above risks materializes. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.

        We have entered into a number of long-term supply agreements with several silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL-Poly Energy Holdings Limited, or GCL, Neo Solar Power Corp., or Neo Solar, Deutsche Solar AG, or Deutsche Solar, Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, and a UMG-Si supplier.

        In 2009 and thereafter, we amended our agreements with certain of these suppliers to adjust the purchase price to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we were required to purchase. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. As of December 31, 2015, the balance of the advance payments that we have made to GCL, Deutsche Solar, LDK and the UMG-Si supplier totaled $32.1 million.

        Under our 12-year wafer supply agreement with Deutsche Solar, we purchased the contracted volume for 2009 but did not purchase the contracted volumes for 2010 and 2011. The agreement contains a provision stating that, if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. We believe that the take-or-pay provisions of the agreement are void under German law. In December 2011, Deutsche Solar gave notice to us to terminate the agreement with immediate effect. Deutsche Solar stated that the reason for the termination was an alleged breach of the agreement by us. In the notice, Deutsche Solar reserved its right to claim damages of €148.6 million in court. As a result of the termination, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. In addition, we made a full bad debt allowance of $17.4 million against the balance of advance payments to Deutsche Solar. The accrued amount of $27.9 million represents our best estimate for our loss contingency. Deutsche Solar did not specify the basis for its claimed damages of €148.6 million in the notice.

        In 2007, we entered into a three-year agreement, or the 2007 Supply Contract, with LDK under which we purchased specified quantities of silicon wafers and LDK converted our reclaimed silicon feedstock into wafers. In June 2008, we entered into two 10-year wafer supply agreements, or the 2008 Supply Contracts, with LDK, under which we agreed to purchase specified volumes of wafers at pre-determined prices each year, commencing January 1, 2009. In April 2010, we gave LDK a termination notice for the 2007 Supply Contract and 2008 Supply Contracts on the grounds that they refused to deduct from the selling price the deposits paid by us previously. We also initiated arbitration proceedings against LDK under the supply contracts, seeking a refund of the initial deposits that we paid to them. In December 2012, Shanghai International Economic and Trade Arbitration Commission, formerly known as CIETAC Shanghai Branch, awarded RMB248.9 million ($38.4 million) plus RMB2.32 million ($0.4 million) in arbitration expenses in favor of LDK, including RMB60.0 million ($9.3 million) of previously paid deposits, or the 2012 Arbitral Award. In February 2013, LDK filed for enforcement of the 2012 Arbitral Award with Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In 2013, LDK initiated two separate proceedings against us in Jiangxi Xinyu Intermediate People's Court, or the Xinyu Intermediate Court, claiming that we had forfeited our rights to the initial deposits under the 2007 Supply Contract and 2008 Supply Contracts because of the alleged breaches under these contracts. On October 18, 2013, the Xinyu Intermediate Court stayed these proceedings pending the decision by the Suzhou Intermediate Court as to the 2012 Arbitral Award. On September 9, 2015, the Suzhou Intermediate Court ruled in favor of LDK. On October 19, 2015, we reached a settlement agreement with LDK, or the 2015 Settlement Agreement. Under the 2015 Settlement Agreement, we agreed to pay RMB132.7 million ($20.8 million) to LDK and to purchase 64.3 million pieces of silicon wafers from LDK at market price over a three year period starting in or around December 2015, in exchange for which LDK (a) would release us from the 2012 Arbitration Award and waive its rights and claims thereunder and (b) would withdraw its complaints from the Xinyu Intermediate Court and terminate such proceedings. The Suzhou Intermediate Court reviewed and approved the 2015 Settlement Agreement and terminated the enforcement proceeding relating to the 2012 Arbitral Award. We have already paid the required amounts and fulfilled our obligations under the 2015 Settlement Agreement. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." We recorded a charge of $20.8 million related to the 2015 Settlement Agreement in general and administrative expense in the third quarter of 2015. Although we have reached the 2015 Settlement Agreement with LDK, we cannot assure you that LDK will not attempt to bring additional claims against us, the outcomes of which could potentially have an adverse effect on our results of operations and financial condition. In March 2014, LDK filed an application for arbitration with CIETAC, seeking compensation and enforcement expenses for damages LDK claimed to have suffered from the alleged breaches under the 2008 Supply Contracts between October 2010 and December 2013. We filed counterclaims against LDK in July 2014. On December 22, 2015, CIETAC ruled to reject both LDK's claims and our counterclaims.

        Due to the default of a UMG-Si supplier in delivering its contracted volumes for 2010 and concerns regarding its financial position, we concluded that we were not likely to purchase any significant quantity of UMG-Si from this supplier in the future and made a full bad debt allowance against the advance payments of RMB59 million ($9.1 million) to the UMG-Si supplier in 2010.

        We have in the past entered, and may in the future, enter into long-term supply agreements for silicon wafers or solar cells with fixed price and quantity terms. If, during the term of these agreements, the price of materials decreases significantly and we are unable to renegotiate favorable terms with our suppliers, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline. In addition, if demand for our solar power products decreases, yet our supply agreements require us to purchase more silicon wafers and solar cells than required to meet customer demand, we may incur costs associated with carrying excess inventory. To the extent that we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected. If our suppliers file lawsuits against us for early termination of these contracts, such events could be costly, may divert management's attention and other resources away from our business, and could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

We are subject to numerous laws and regulations at the national, regional and local levels of government in the areas where we do business. Any changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

        We are expanding our international operations and are subject to a variety of laws and regulations, some of which may conflict with each other and all of which are subject to change, including energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. We also face trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries. See "—Imposition of anti-dumping and countervailing duty orders or safeguard measures in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects."

        In the counties where we do business, the market for solar power products, solar projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could result in a significant reduction in the potential demand for our solar power products, solar projects and solar electricity.

        In our module segment, we expect that our solar power products and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and customers, which could cause a significant reduction in demand for our solar power products.

        In our energy development and electricity generation segments, we are subject to numerous national, regional and local laws and regulations, including the Federal Power Act, or FPA, the Environmental Protection Act (Ontario) and other statutes altered by the Green Energy and Green Economy Act (Ontario), or GEGEA, in Ontario, Canada, the Electricity Business Act (Denki Jiygo Ho) in Japan and E.U. directives and other regulations in respect of our Europe based projects.

Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of wholesale energy markets is currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

        Regulatory changes in a jurisdiction where we are developing a project may make the continued development of the project infeasible or economically disadvantageous and any expenditure we have made to date on such project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

        We also face regulatory risks imposed by various transmission providers and operators, including regional transmission operators and independent system operators, and their corresponding market rules. These regulations may contain provisions that limit access to the transmission grid or allocate scarce transmission capacity in a particular manner, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

        We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant liabilities if we fail to comply with the FCPA and other anticorruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. For example, in China, we may contract with and sell electricity to the national grid, a state-owned enterprise. In other countries where we develop, acquire or sell solar projects, we need to obtain various approvals, permits and licenses from the local or national governments. We can be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Any violation of the FCPA, other applicable anticorruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management's attention and resources, significant defense costs and other professional fees.

Because the markets in which we compete are highly competitive and quickly evolving, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy development and electricity generation segments, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

        We face intense competition in our module, energy development and electricity generation segments. We have a large number of competitors in our solar modules business, including non-China-based competitors such as First Solar, Inc., or First Solar, and SunPower Corporation, or SunPower,

and China-based competitors such as Trina Solar Limited, or Trina, JinkoSolar Holding Co., Limited, or Jinko, JA Solar Co., Limited, or JA Solar, and Hanwha Q Cells Co., Ltd., or Hanwha Q Cells. Some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. Some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

        For our energy development segment, we compete in a more diversified and complicated landscape since the commercial and regulatory environments for solar power project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar power projects. Some of our competitors may have advantages over us in terms of greater experience or resources in the operation, financing, technical support and management of solar power projects, in any particular markets or in general. We only started developing solar power projects and growing our energy development segment in recent years.

        Our energy development segment has a global footprint and develops solar power projects primarily in Canada, Japan, the U.S., China, Brazil and the United Kingdom. There is no guarantee that we can compete successfully in the markets we currently operate or the ones we plan to enter in the future. For example, in certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets. Our energy development segment also provides EPC and/or O&M services in China, Canada, Australia and other countries. We face intense competition from other service providers in those markets.

        For our electricity generation segment, we believe that our primary competitors in the electricity generation markets in which we operate are the incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price, reliability of delivery and the ease with which customers can switch to electricity generated by our solar energy projects. If we cannot offer compelling value to our customers based on these factors, then our energy-based business will not grow. Conventional utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Conventional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of conventional utilities' sources of electricity is non-renewable, which may allow them to sell electricity more cheaply and deliver energy more consistently or reliably than electricity generated by our solar power projects.

        We also face risks that conventional utilities could change their volumetric-based (i.e., cents per kilowatt-hour, or kWh) rate and tariff structures to make distributed solar generation and other renewable forms of energy less economically attractive to their retail customers. For example, net metering programs are currently utilized in most states in the U.S. to support the growth of distributed generation solar by requiring conventional utilities to reimburse their retail customers who are home and business owners for the excess power they generate at the level of the utilities' retail rates rather than the rates at which those utilities buy power at wholesale. However, Arizona has allowed its largest conventional utility to assess a surcharge on customers that reduces the economic returns for the excess electricity that the solar power systems produce. These types of changes or other types of changes that could reduce or eliminate the economic benefits of net-metering could be implemented by state public utility commissions or state legislatures in the other states throughout the United States that utilize net-metering programs, and could significantly change the economic benefits of solar energy as perceived by conventional utilities' retail customers.

        As the solar power and renewable energy industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

We face risks associated with the marketing, distribution and sale of our solar power products and services internationally.

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

  •
  the difficulty of managing the development, construction and sale of our solar power projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers and changes in regulations, among other factors;

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

        Our revenue sources have fluctuated significantly over recent years. For example, in 2008, 89.5% of our revenues were attributable to Europe, while only 4.6% and 5.9% were attributable to the Americas and Asia and others, respectively. However, in 2014, the Americas contributed 60.6% and Asia contributed 30.6% of our revenues, while Europe and other regions contributed only 8.8%; and in 2015, the Americas contributed 50.5% and Asia contributed 39.9% of our revenues, while Europe and other regions contributed 9.6%. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions becomes more prominent. This may adversely influence our financial performance.

Our future business depends in part on our ability to make strategic acquisitions, investments and divestitures and to establish and maintain strategic relationships, and our failure to do so could have a material and adverse effect on our market penetration and revenue growth.

        We frequently look for and evaluate opportunities to acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. When market conditions permit and opportunities arise, we may also consider divesting part of our current business to focus management attention and improve our operating efficiency. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with integrating their personnel, operations, services, internal controls and financial reporting into our operations as well as the loss of control of operations that are material to our business. If we divest any material part of our business, particularly our upstream manufacturing business or downstream energy development and electricity generation businesses, we may not be able to benefit from our investment and experience associated with that part of the business and may be subject to intensified concentration risks with less flexibility to respond to market fluctuations. Moreover, it could be expensive to make strategic acquisitions, investments, divestitures and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. We cannot assure you that we will be able to successfully make strategic acquisitions and investments and successfully integrate them into our operations, or make strategic divestitures or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

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

        Our company and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013, and subsequently affirmed by the circuit court in December 2013. The lawsuit in Canada continues. As a preliminary matter, we challenged the Ontario Court's jurisdiction to hear the plaintiff's claim, but this motion was unsuccessful. In September 2014, the plaintiff obtained an order granting him leave to assert the statutory cause of action under the Ontario Securities Act for certain of his misrepresentation claims. In January 2015, the plaintiff obtained an order for class certification in respect of the claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act, or CBCA. The Court dismissed CSI's application for leave to appeal. The class action has moved to the merits stage. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." There is no guarantee that we will not become party to additional lawsuits. If the case goes to trial, the Canadian action could require significant management time and attention and result in significant legal expenses. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. If we were to lose a class action lawsuit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

Our quarterly operating results may fluctuate from period to period.

        Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

  •
  the average selling prices of our solar power products and services;

  •
  the timing of completion of construction of our solar power projects;

  •
  changes in payments from power purchasers of solar power plants already in operation;

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

        We base our planned operating expenses in part on our expectations of future revenues. A significant portion of our expenses will be fixed in the short-term. If our revenues for a particular quarter are lower than we expect, we may not be able to reduce our operating expenses proportionately, which would harm our operating results for the quarter. As a result, our results of operations may fluctuate from quarter to quarter and our interim and annual financial results may differ from our historical performance.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

        The majority of our sales in 2014 and in 2015 were denominated in U.S. dollars, Canadian dollars and Japanese yen, with the remainder in other currencies such as Renminbi, Euros and Australian dollars. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollar, Euro, Renminbi, Canadian dollar and Japanese yen, may result in foreign exchange gains or losses. We recorded net foreign exchange losses of $51.5 million and $32.2 million in 2013 and 2014, respectively, and a net foreign exchange gain of $22.9 million in 2015.

        The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. In late 2005, China amended its policy of tracking the value of the Renminbi to the U.S. dollar to instead fluctuate against a basket of foreign currencies, which caused the Renminbi to appreciate significantly against the U.S. dollar over the following three years. In June 2010, the PRC government announced that it would allow greater flexibility for the Renminbi to fluctuate against the U.S. dollar, which resulted in further appreciation of the Renminbi, although in 2014, the value of the Renminbi depreciated against the U.S. dollar. In 2015, the PRC government changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for the People's Bank of China's reference rates to consider the previous day's closing spot rate and foreign-exchange demand and supply, as well as changes in major currency rates. This change resulted in further depreciation of the Renminbi against the U.S. dollar. We cannot provide any assurances that the policy of the PRC government will not affect or the manner in which it may affect the exchange rate between the Renminbi and the U.S. dollar or other foreign currencies in the future.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts. In addition to collateral requirements to enter into hedging contracts, there are notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. The effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and downside protection. We recorded gains on change in foreign currency derivatives of $10.8 million and $19.7 million in 2013 and 2014, respectively, and a loss on change in foreign currency derivatives of $3.7 million in 2015. The gains or losses on change in foreign currency derivatives are related to our hedging program.

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

        Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products and services tend to decrease during the winter months in our key markets, such as Canada, due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of our solar power projects. Demand from other countries, such as the U.S. and China, may also be subject to significant seasonality. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

        Our operations are capital intensive. We rely on working capital financing primarily from PRC commercial banks for our manufacturing operations. Although we are currently able to obtain new working capital financing from PRC commercial banks, we cannot guarantee that we will continue to be able to do so on commercially reasonable terms or at all. See "—Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations." Also, even though we are a publicly-traded company, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

        We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations. Our substantial indebtedness could have important consequences to us and our shareholders. For example, it could:

  •
  limit our ability to satisfy our debt obligations;

  •
  increase our vulnerability to adverse general economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

  •
  limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;

  •
  place us at a competitive disadvantage compared with our competitors that have less debt;

  •
  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds; and

  •
  increase the cost of additional financing.

        In the future, we may from time to time incur substantial additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our already substantial indebtedness and leverage could intensify.

        Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow from operations to support the repayment of our current indebtedness. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all. In addition, certain of our financing arrangements impose operating and financial restrictions on our business, which may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business. Any of these factors could materially and adversely affect our ability to satisfy our debt obligations.

We must comply with certain financial and other covenants under the terms of our debt instruments and the failure to do so may put us in default under those instruments.

        Many of our loan agreements include financial covenants and broad default provisions. The financial covenants primarily include current ratios, quick ratios, debt to asset ratios, contingent liability ratios and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding loans. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other loan agreements. We cannot assure you that we will be able to remain in compliance with these covenants in the future. We may not be able to cure future violations or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations.

        We require significant cash flow and funding to support our operations. As a result, we rely on short-term borrowings to provide working capital for our daily operations. Since the majority of our short-term borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. In 2013, 2014 and 2015, we successfully extended our short-term borrowings and, as of December 31, 2015, we had outstanding short-term borrowings of $828.0 million with Chinese banks. Between January 1, 2016 and March 31, 2016, we obtained new borrowings of approximately $362.0 million from Chinese banks, including $161.9 million with due dates beyond December 31, 2016. Also, between January 1, 2016 and March 31, 2016, we renewed existing bank facilities of approximately $146.4 million from Chinese banks with due dates beyond December 31, 2016.

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

        We offer unsecured short-term or medium-term credit to some of our customers based on their creditworthiness and market conditions. As a result, our claims for payments and sales credits rank as unsecured claims, which expose us to credit risk if our customers become insolvent or bankrupt.

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

        We purchase silicon raw materials, which include solar grade silicon, silicon wafers and solar cells, from a limited number of third-party suppliers. Our largest supplier of raw materials by dollar amount of purchases accounted for approximately 23.8%, 19.6% and 23.4% of our total raw materials purchases in 2013, 2014 and 2015, respectively.

        In 2015, we purchased the large majority of the silicon wafers used in our solar modules from third parties, and our major silicon wafers suppliers were GCL (who accounted for 79.7% of our silicon wafer purchases), Yichang CSG Polysilicon Co., Ltd., or Yichang, and LDK. Our major suppliers of solar cells in 2015 included Motech Industries, Inc., or Motech, Neo Solar and Tongwei Solar Co., Ltd., or Tongwei. These suppliers may not always be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price our products competitively. Supply may also be interrupted by accidents, disasters or other unforeseen events beyond our control. The failure of a supplier, for whatever reason, to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and cause legal disputes with our customers.

We are developing and commercializing higher conversion efficiency cells, but we may not be able to mass-produce these cells in a cost effective way, if at all.

        Higher efficiency cell structures are becoming an increasingly important factor in cost competitiveness and brand recognition in the solar power industry. Such cells may yield higher power outputs at the same cost to produce as lower efficiency cells, thereby lowering the manufactured cost per watt. The ability to manufacture and sell solar modules made from such cells may be an important competitive advantage because solar system owners can obtain a higher yield of electricity from the modules that have a similar infrastructure, footprint and system cost compared to systems with modules using lower efficiency cells. Higher conversion efficiency solar cells and the resulting higher output solar modules are one of the considerations in maintaining a price premium over thin-film products. However, while we are making the necessary investments to develop higher conversion efficiency solar power products, there is no assurance that we will be able to commercialize some or any of these products in a cost effective way, or at all. In the near term, such products may command a modest premium. In the longer term, if our competitors are able to manufacture such products and we cannot do the same at all or in a cost efficient manner, we will be at a competitive disadvantage, which will likely influence our product pricing and our financial performance.

We may be subject to unexpected warranty expense that may not be adequately covered by our insurance policies.

        Our warranty against defects in materials and workmanship is for ten years and, effective June 1, 2015, we guarantee that, for a period of 25 years, our polycrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective June 1, 2015, we guarantee that, for a period of 25 years, our monocrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80.2% of the labeled power output.

        In addition, effective January 1, 2015, we lengthened the warranty against decline in our Dymond modules to 30 years. We guarantee that, for a period of 30 years, our Dymond modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from year 2 to year 29, the actual annual power output decline will be no more than 0.5%; and

  •
  by the end of year 30, the actual power output of the module will be no less than 83% of the labeled power output.

        We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar products in 2002 and began selling standard solar modules in 2004. Any increase in the defect rate of our products would require us to increase our warranty reserves and would have a corresponding negative impact on our results of operations. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up-to-25-year warranty periods. In particular, unknown issues may surface after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty costs and associated harm to our financial results as long as 25 years after the sale of our products. In addition, for utility-scale solar power projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions for a period of up to five years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Warranty Costs."

        As part of our energy development and electricity generation businesses, before energizing solar power plants, we conduct performance testing to confirm that they meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation. In the event that the energy generation performance test performs below expectations, we may incur liquidated damages capped at a percentage of the contract price.

        We have entered into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. However, potential warranty claims may exceed the scope or amount of coverage under this insurance and, if they do, they could materially and adversely affect our business.

We may not continue to be successful in developing and maintaining a cost-effective solar cell manufacturing capability.

        We plan to continue expanding our in-house solar cell manufacturing capabilities to support our solar module manufacturing business. Our annual solar cell production capacity was at 2.7 GW as of December 31, 2015. To remain competitive going forward, we intend to expand our annual solar cell production capacity to meet expected growth in demand for our solar modules. However, we only have limited and recent operating experience in this area and may face significant product development challenges in our solar cell operations. Manufacturing solar cells is a complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause no yield output or production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material and adverse effect on our business and prospects. For example, we have in the past purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them from third parties. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

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

We may not achieve acceptable yields and product performance as a result of manufacturing problems.

        We need to continuously enhance and modify our ingot and silicon wafer production capabilities in order to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture silicon wafers can cause a percentage of the silicon wafers to be rejected, which would negatively affect our yields. We may experience manufacturing difficulties that cause production delays and lower than expected yields.

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

Our dependence on a limited number of customers and our lack of long-term customer contracts in our solar modules business may cause significant fluctuations or declines in our revenues.

        We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies. Our top five customers by revenues collectively accounted for approximately 38.3%, 33.6% and 26.8% of our net revenues in 2013, 2014 and 2015, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our utility-scale solar power projects to additional risk.

        Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates or government policies or regulations to which they are currently subject that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment would reduce revenues to us from PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under such arrangements, our revenues from electricity generation segment and our decisions regarding development of additional projects in the energy development segment may be adversely affected.

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

        As of March 31, 2016, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 13,611,336 common shares, or 23.6% of our outstanding shares. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers and acquisition, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could require us to pay significant damage awards.

        Our success depends on our ability to develop and use our technology and know-how and sell our solar power products and services without infringing the intellectual property or other rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and are therefore highly uncertain. We may be subject to litigation involving claims of patent infringement or the violation of intellectual property rights of third parties. Defending intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use both imported and China-made equipment in our production lines, sometimes without sufficient supplier guarantees that our use of such equipment does not infringe third-party intellectual property rights. This creates a potential source of litigation or infringement claims. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties or require us to seek licenses from third parties, pay ongoing royalties, redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also defer customers or potential customers or limit their purchase or use of our products until such litigation is resolved.

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

        We sell our products primarily under our own brand name but also on an OEM basis. In certain markets, our brand may not be as prominent as other more established solar power product vendors, and there can be no assurance that the brand names "Canadian Solar," or "CSI" or any of our possible future brand names will gain acceptance among customers. Moreover, because the range of products that we sell under our own brands and those we manufacture for our OEM customers may be substantially similar, we may end up directly or indirectly competing with our OEM customers, which could negatively affect our relationship with them.

Failure to protect our intellectual property rights in connection with new solar power products may undermine our competitive position.

        As we develop and bring to market new solar power products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of March 31, 2016, we had 468 patents and 165 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have seven U.S. patents. We also have three patents in Europe. We have registered the "Canadian Solar" trademark in the U.S., Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates, Hong Kong and Peru and we have applied for registration of the "Canadian Solar" trademark in a number of other countries. As of March 31, 2016, we had 60 registered trademarks and nil trademark applications pending in the PRC, and 44 registered trademarks and 23 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

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

        We are also exposed to risks associated with product liability claims in the event that the use of our solar power products results in injury. See "—Product liability claims against us could result in adverse publicity and potentially significant monetary damages." Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us.

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

        We are subject to the reporting obligations under U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting. As of December 31, 2015, our management concluded that our internal control over financial reporting was effective. However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our common shares.

The audit report included in our annual report on Form 20-F was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

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

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

        Beginning in 2011, the Chinese affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the "big four" accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the China Securities Regulatory Commission, or CSRC.

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

        In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of their shares may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the NASDAQ Stock Market LLC, or Nasdaq, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

Our independent registered public accounting firm, Deloitte China, recently advised our audit committee that they had identified a matter that raised concerns in relation to the SEC's auditor independence rules.

        The Spanish Member Firm of Deloitte Touche Tohmatsu Limited, or Deloitte Spain, provided an element of impermissible services as part of certain otherwise permissible tax compliance services to our subsidiary in Spain, or the Spanish Subsidiary, which only became our subsidiary after we acquired Recurrent Energy, LLC, or Recurrent, in March 2015. These impermissible services were not consistent with the SEC's auditor independence rules. Specifically, it was discovered that Deloitte Spain processed certain tax payments at the request of the Spanish Subsidiary, after management had reviewed and approved such payments, which included cash handling by Deloitte Spain. These impermissible services continued through early September 2015, when upon identification they were promptly terminated. The fees paid to Deloitte Spain for such services were insignificant. Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte China, informed our audit committee that, during the period that these services were being provided by Deloitte Spain, Deloitte China's audit team was not aware that these impermissible services were provided to the Spanish Subsidiary. As a measure taken in response to the matter described above, Deloitte China performed procedures to verify that the amount of cash handled related solely to the tax compliance services, that the amount of cash remitted to the tax authority equated to amounts included in tax filings and that cash was remitted to the tax authority timely. Accordingly, for the reasons noted above, Deloitte China advised our audit committee that their objectivity, integrity, and impartiality was not impaired with respect to planning and executing the audits during 2015.

        Our audit committee also reviewed and considered the impact that these matters may have had on Deloitte China's independence with respect to it under the applicable SEC and PCAOB independence rules. After considering all the facts and circumstances, our audit committee determined that the matter would not impair Deloitte China's ability to exercise objective and impartial judgment on all issues encompassed within their audit engagements during 2015.

Risks Related to Doing Business in China

The enforcement of the labor contract law and increases in labor costs in the PRC may adversely affect our business and our profitability.

        The Labor Contract Law came into effect on January 1, 2008, and was later revised on December 28, 2012; the Implementation Rules and the amendment thereunder became effective on September 18, 2008 and July 1, 2013, respectively. The Labor Contract Law and the Implementation Rules imposed stringent requirements on employers with regard to executing written employment contracts, hiring temporary employees, dismissing employees, consultation with the labor union and employee assembly, compensation upon termination and overtime work, collective bargaining and labor dispatch business. In addition, under the Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and their Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served for more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of the employer must be compensated for each vacation day waived at a rate equal to three times their normal daily salary. According to the Interim Provisions on Labor Dispatching, which came into effect on March 1, 2014, the number of dispatched workers used by an employer shall not exceed 10% of its total number of workers. Our labor costs are expected to continue to increase due to these new laws and regulations. Higher labor costs and labor disputes with our employees stemming from these new rules and regulations could adversely affect our business, financial condition, and results of operations.

In recent years, our subsidiaries have lost certain tax benefits and we expect to pay additional PRC taxes as a result, which could have a material and adverse impact on our financial condition and results of operations.

        On January 1, 2008, the Enterprise Income Tax Law, or the EIT Law, came into effect in China. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as a "High and New Technology Enterprise," or HNTE, are entitled to a 15% enterprise income tax rate provided that such HNTE satisfies other applicable statutory requirements.

        Certain of our PRC subsidiaries, such as CSI New Energy Holding Co., Ltd. (formerly, CSI Solar Manufacture Inc.), or CSI New Energy Holding, CSI Cells Co., Ltd., or CSI Cells, Canadian Solar Manufacturing (Luoyang) Inc., or CSI Luoyang Manufacturing, Canadian Solar Manufacturing (Changshu) Inc., or CSI Changshu Manufacturing, once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5%,however, these benefits were expired. In 2015, only our partially owned subsidiary, Suzhou Sanysolar Materials Technology Co., Ltd., or Suzhou Sanysolar, which was qualified as an HNTE and satisfied applicable statutory requirements, enjoyed a reduced enterprise income tax rate of 15%. As most of the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

There are significant uncertainties regarding our tax liabilities with respect to our income under the EIT Law.

        We are a Canadian company with a significant portion of our manufacturing operations in China. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. The Circular on Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (a) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (b) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income, but dividends received by us from our PRC subsidiaries may be exempt from the income tax. If our global income is subject to PRC enterprise income tax at the rate of 25%, our financial condition and results of operation may be materially and adversely affected.

Dividends paid by us to our non-PRC shareholders and gains on the sale of our common shares by our non-PRC shareholders may be subject to PRC enterprise income tax liabilities or individual income tax liabilities.

        Under the EIT Law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place within China or if the dividends paid have no connection with the non-PRC investor's establishment or place within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

        The implementation regulations of the EIT Law provide that (a) if the enterprise that distributes dividends is domiciled in the PRC, or (b) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains shall be treated as China-sourced income.

        Currently there are no detailed rules applicable to us that govern the procedures and specific criteria for determining the meaning of being "domiciled" in the PRC. As a result, it is not clear how the concept of domicile will be interpreted under the EIT Law. Domicile may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. As a result, if we are considered a PRC "resident enterprise" for tax purposes, it is possible that the dividends we pay with respect to our common shares to non-PRC enterprises, or the gain non-PRC enterprises may realize from the transfer of our common shares or our convertible notes, would be treated as income derived from sources within China and be subject to the PRC withholding tax at a rate of 10% or a lower applicable treaty rate for enterprises.

        Under the Law of the People's Republic of China on Individual Income Tax, or the IIT Law, individual income tax is payable on PRC-source dividend income. The implementation regulations of the IIT Law provide that income from dividends derived from companies, enterprises and other economic organizations in China as well as income realized from transfer of properties in China is considered derived from sources inside China, regardless of whether the place of payment was inside China. Therefore, if we are treated as a company in China for tax purposes, any dividends we pay to our non-PRC individual shareholders as well as any gains realized by our non-PRC individual shareholders or our non-PRC individual note holders from the transfer of our common shares or our convertible notes may be regarded as China-sourced income and, consequently, be subject to PRC withholding tax at a rate of up to 20% or a lower applicable treaty rate for individuals. The investment returns of our non-PRC investors may be materially and adversely affected if any dividends we pay, or any gains realized on a transfer of our common shares, are subject to PRC tax.

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

        Under Announcement 7, where a non-resident enterprise indirectly transfers properties, such as equity of Chinese resident enterprises, without any reasonable commercial purposes with the aim of avoiding payment of enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity of a Chinese resident enterprise. Properties such as equity in Chinese resident enterprises mentioned in Announcement 7 mean the properties, or Chinese taxable properties, which are directly held by non-resident enterprises and subject the transfer income to enterprise income tax in China according to the provisions of Chinese tax law. Indirect transfers of Chinese taxable properties are transactions which transfer the equity and other similar interests (hereinafter referred to as "equity") of enterprises abroad that directly or indirectly hold Chinese taxable properties (not including Chinese resident enterprises registered abroad). To estimate reasonable commercial purposes, all arrangements related to the indirect transfer of Chinese taxable properties must be considered comprehensively and certain factors, such as whether the main value of the equity of enterprises abroad is directly or indirectly from the Chinese taxable properties, must be comprehensively analyzed. Except for the circumstances stipulated therein, the overall arrangements related to the indirect transfer of Chinese taxable properties that fall in any of the following circumstances simultaneously are deemed as having no reasonable commercial purposes: (a) more than 75% of the equity of enterprises abroad is directly or indirectly from Chinese taxable properties; (b) more than 90% of the total assets (not including cash) of enterprises abroad are directly or indirectly composed of investment in the territory of China at any time in the year before the indirect transfer of Chinese taxable properties, or more than 90% of the income of enterprises abroad is directly or indirectly from the territory of China in the year before the indirect transfer of Chinese taxable properties; (c) although the enterprises abroad and their subordinate enterprises directly or indirectly hold Chinese taxable properties have registered in the host country (region) in order to satisfy the organization form required by law, the functions actually performed and the risks undertaken are limited and are not sufficient to prove the economic essence; or (d) the burden of income tax of indirect transfer of Chinese taxable properties payable abroad is lower than the possible burden of taxation in China as for the direct transfer of Chinese taxable properties. However, a non-resident enterprise's income obtained from indirect transfer of Chinese taxable properties by purchasing and selling equity of the same listed enterprise abroad in the open market will not be taxed under Announcement 7.

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

        We do not believe that the transfer of our common shares or the convertible notes by our non-PRC shareholders would be treated as an indirect transfer of equity in our PRC subsidiaries subject to Announcement 7. However, there is uncertainty as to the interpretation and application of Announcement 7 by the PRC tax authorities in practice. If you are required to pay PRC tax on the transfer of our common shares or convertible notes, your investment in us may be materially and adversely affected. In addition, we cannot predict how Announcement 7 will affect our financial condition or results of operations.

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

        We conduct a significant portion of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and joint venture companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is still developing, the implementation and enforcement of many laws, regulations and rules may be inconsistent, which may limit legal protections available to us. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management.

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

        The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq Global Market, until December 31, 2015, the market price of our common shares ranged from $1.95 to $51.80 per share. From January 1, 2015 to December 31, 2015, the market price of our common shares ranged from $14.16 to $40.08 per share. The closing market price of our common shares on December 31, 2015 was $28.96 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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

        Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2015, we had 55,965,443 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our common shares become entitled to the underlying shares under the terms of their units or options. In addition, in connection with a $180 million senior loan facility, we issued warrants to purchase up to 1,348,040 of our common shares at an exercise price of $24.48 per share in October 2015, and we issued additional warrants to purchase up to 940,171 of our common shares at an exercise price of $28.08 per share in December 2015. The warrant holders are entitled to request to participate in any public offering of our common shares for which we undertake any marketing efforts. To the extent these shares are sold into the market, the market price of our common shares could decline.

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

        We are a corporation organized under the laws of Canada and a substantial portion of our assets are located outside of the United States. A substantial portion of our current business operations is conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the United States and a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents of the United States and whose assets are located in significant part outside of the United States. In addition, there is uncertainty as to whether the courts of Canada or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Canadian or PRC courts would be competent to hear original actions brought in Canada or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

        Based on the current value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2015. The structuring of the Yieldco IPO is not complete and our PFIC status for 2016 or any future taxable year may depend, in part, on the manner in which we operate our current and future solar power project assets, Therefore, we currently cannot express a view as to whether we will be a PFIC for the current taxable year ending December 31, 2016 or any future taxable year, even though we will use reasonable efforts to structure the Yieldco IPO and operate our current and future solar power projects to mitigate the risk that we will be a PFIC for the current taxable year ending December 31, 2016. A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the U.S. IRS will not take a contrary position.

        Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the common shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles.

        If we are a PFIC for any taxable year during which a United States Holder (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation") holds a common share, certain adverse United States federal income tax consequences could apply to such United States Holder. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        Our legal and commercial name is Canadian Solar Inc. We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA. See "—C. Organizational Structure" for additional information on our corporate structure, including a list of our major subsidiaries.

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

B.    Business Overview

Overview

        We are one of the world's largest and leading solar power companies. We are a leading vertically integrated provider of solar power products, services and system solutions with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia.

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

        In recent years, we have increased our investment in, and management attention on, our energy development and electricity generation segments. Our energy development segment consists primarily of solar power project development, EPC services and O&M services. Our electricity generation segment consists primarily of holding solar power projects for the purpose of generating and selling electricity to the local or national grid or other power purchasers. As we have continued to expand our business into this downstream portion of the industry, our energy development and electricity generation segments combined have grown to 28.2% of our net revenues in 2015, compared to 41.0% in 2014 and 19.6% in 2013. In the future, we intend to grow our energy development segment by growing our project pipeline and the number of customers of our EPC services and O&M services. We also plan to grow our electricity generation segment by holding more projects to generate revenue from the sales of electricity. In March 2015, we significantly increased our solar project pipeline when we acquired Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas. As of December 31, 2015, we had a total solar project pipeline of 10.3 GWp and a late-stage project pipeline, comprising self-owned and joint venture projects and EPC contracts, in Canada, Japan, the U.S., the United Kingdom, Brazil and China, totaling 2.0 GWp. See "—Sales, Marketing and Customers—Energy Development Segment—Solar Project Development" for a description of the status of our solar power projects.

        We are preparing to potentially form a globally diversified, dividend growth-oriented partnership, or Yieldco, to own, operate and acquire long-term contracted renewable energy generation assets with consistent cash flows in attractive markets. If successful, we expect to own a general partner interest in Yieldco and offer economic interests to public shareholders. The cash produced from projects owned by the operating subsidiaries of Yieldco will be distributed up to Yieldco, which will in turn distribute the cash to Yieldco's public shareholders and, in certain circumstances, to us. Yieldco's strategy is to rapidly expand and diversify its portfolio of assets by acquiring, from us and unaffiliated third parties, utility-scale solar projects and commercial and industrial distributed solar energy assets, as well as other renewable energy generation assets equipped with proven and reliable technologies. We expect that Yieldco's initial target markets will be Canada, Japan, Spain, the United Kingdom and the United States, and other selected markets primarily within OECD countries. In November 2015, we confidentially submitted a draft registration statement on Form S-1 to the SEC relating to the proposed initial public offering of the Yieldco. The initial public offering process is subject to the SEC review process and market and other conditions.

        We believe that we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power to high efficiency, high-power output mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including China, Japan, the U.S., Germany, Spain,

Italy, France, the Czech Republic, Canada, India and the United Kingdom. Our customers primarily include distributors, system integrators, project developers and installers/EPC companies.

        We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of both cells and wafers. We believe this approach has benefited us by lowering the cost of materials of our solar module products. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases.

        As of December 31, 2015, we had:

  •
  4.33 GW of total annual solar module manufacturing capacity, approximately 500 MW of which is located in Ontario, Canada, 330 MW in South East Asia and the rest in China;

  •
  2.7 GW of total annual solar cell manufacturing capacity located in China; and

  •
  400 MW of total annual ingot and wafer manufacturing capacity located in China.

        We plan to expand our wafer, cell and module capacities to 1.0 GW, 3.9 GW and 5.73 GW, respectively, by December 31, 2016.

        We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plants and to use substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use some of the solar modules we produce in our energy development and electricity generation segments. Our total manufacturing costs in China, including purchased polysilicon, wafers and cells, decreased from $0.52 per watt in December 2013 to $0.48 per watt in December 2014 and to $0.40 per watt in December 2015. We expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules.

        We continue to focus on reducing our manufacturing costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs. In January 2009, we established a new solar cell efficiency research center to develop more efficient cell structures, and we have been making ongoing improvements in solar cell conversion efficiency and product cost control. We began shipping new products, such as higher efficiency modules, in late 2011. We have successfully developed and launched additional new high efficiency cells and modules in the past few years and expect to increase the sales volumes of these products in the future.

Our Products and Services

        Our business consists of the following three business segments: (a) module segment, (b) energy development segment and (c) electricity generation segment. Our module segment primarily involves the design, development, manufacturing and sale of a wide range of solar power products, including standard solar modules and specialty solar products, and solar system kits. Our energy development segment consists of solar power project development, EPC services and O&M services. Our electricity generation segment consists of holding solar power projects for the purpose of generating income from the sale of electricity to the local or national grid or other power purchasers.

  Products Offered in Our Module Segment

  Standard Solar Modules

        Our standard solar modules are arrays of interconnected solar cells in weatherproof encapsulation. We produce a wide variety of standard solar modules, ranging from 3 W to over 335 W in power and using multi-crystalline or mono-crystalline cells in several different design patterns. Our mainstream solar modules include standard CS6V (50 cells), CS6P/CS6K (60 cells), CS6X/CS6XA (72 cells), Dymond CS6K-P-FG (60 cells, double-glass) and Dymond CS6X-P-FG (72 cells, double-glass) modules, all using 6-inch solar wafers with the majority being multi-crystalline. The mainstream modules are designed for residential, commercial and utility applications. Small modules are for specialty applications.

        We launched our Quartech modules in March 2013. Quartech modules use 4-busbar solar cell technology which improves module reliability and efficiency. We produced and shipped Quartech modules in large volume in 2014. CS6P (6 × 10 cell layout) Quartech modules have power output between 255 W and 270 W, which enables us to offer customers modules with high power. We launched and started shipping Dymond modules in October 2014. Dymond modules are designed with double-glass encapsulation, which is more reliable for harsh environments and ready for 1500V solar systems.

        We launched and started shipping SmartDC modules in September 2015. SmartDC modules feature an innovative integration of our module technology and power optimization for grid-tied PV applications. By replacing the traditional junction-box, SmartDC modules eliminate module power mismatch, mitigate shading losses and optimize power output at module-level. SmartDC modules also provide module-level data to minimize operational costs and to permit effective system management.

        In March 2016, we launched our new Quintech SuperPower mono modules. Quintech SuperPower mono modules are made of cells with PERC technology and significantly improve module efficiency and reliability. CS6K (6 × 10 cell layout aligned with mainstream dimensions) Quintech SuperPower mono modules have a power output between 285 W and 295 W and are high efficiency and high reliability. We expect to start commercial production of Quintech modules with conventional multi and mono cells in the second quarter of 2016.

        At the beginning of 2015, we started commercial production of Onyx cells with our in-house developed black silicon technology, Onyx technology. Onyx technology employs a nano-texturing process to make the multi-crystalline cell almost fully black, increasing cell efficiency and module wattage at the same time. We started increasing the production volume of Onyx cells in 2016, which have been incorporated into our Quartech and Quintech module families.

        We design our standard solar modules to be durable under harsh weather conditions and easy to transport and install. We sell our standard solar modules primarily under our brand name. Since we began selling our solar module products in March 2002, we have increased our annual module production capacity to 4.33 GW as of December 31, 2015.

  Specialty Solar Products

        Our specialty solar products are mainly Andes Solar Home System, or Andes SHS, and Maple Solar System, or Maple SS.

        Andes SHS is an off-grid solar system, designed to provide an economical source of electricity to homes and communities without access to grid electricity or where electricity supply is scarce. The Andes SHS is portable, light-weight, and easy to set-up, making it ideal for situations where emergency power is required.

        Maple SS is an economical, safe and clean energy solution for families who burn kerosene for lighting when darkness falls. It is a very convenient mobile power source for outdoor activities, such as camping, boating and hiking. Maple SS includes a solar panel, energy-efficient LED lights, Li-ion batteries and multiple cell phone charger plugs.

  Solar System Kits

        A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010 and in 2015 sold them primarily to customers in Japan and Europe.

  Products and Services Offered in Our Energy Development Segment

  Solar Project Development

        We develop, build and sell solar power projects. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. Our global solar power project business develops projects primarily in Canada, Japan, the U.S., China, Brazil and the United Kingdom. Our team of experts specializes in project development, evaluations, system designs, engineering, managing, project coordination and organizing financing. See "—Sales, Marketing and Customers—Solar Project Development" for a description of the status of our solar power projects.

  EPC Services

        Our EPC services include engineering, procurement and construction work for solar power projects owned either by us or by third-parties. In late 2010, we began providing EPC services primarily in Canada and China. In 2015, we provided EPC services for 153.5MW of solar projects in Canada, China and Australia. The EPC services in China were provided through our affiliated company, Suzhou Gaochuangte New Energy Sources Development Co., Ltd., or Gaochuangte, in which we own a 40% equity interest.

  O&M Services

        Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services. In the second half of 2012, we started to provide O&M services for solar power projects in commercial operation. In 2015, we provided O&M services primarily to the North American market.

  Products and Services Offered in Our Electricity Generation Segment

        In the fourth quarter of 2014, we began to operate certain of our solar projects in China for the purpose of generating income from the sale of electricity. As of December 31, 2015, we had a fleet of solar power plants in operation with an aggregate capacity of approximately 398.1 megawatt peak, or MWp. Revenue from the sale of electricity in 2015 totaled $32.1 million, compared to $2.9 million in 2014. In the future, we plan to expand our electricity generation segment by increasing the number of solar projects we hold and operate, either by retaining solar projects we develop or acquiring solar projects from third-parties.

Supply Chain Management

  Module Segment

        Our module segment depends on our ability to obtain a stable and cost-effective supply of polysilicon, silicon wafers and solar cells. In 2015, we purchased the large majority of the silicon wafers used in our solar modules from third parties, and our major silicon wafers suppliers were GCL (who accounted for 79.7% of our silicon wafer purchases), Yichang and LDK. Our major suppliers of solar cells in 2015 include Motech, Neo Solar and Tongwei. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

        Since 2011, the supply of polysilicon and silicon wafers has generally exceeded demand, particularly polysilicon. Polysilicon prices increased from approximately $17.89 per kilogram by December 31, 2013 to approximately $20.6 per kilogram by December 31, 2014 due to more balanced supply and demand, but then significantly decreased to $13.7 per kilogram by December 31, 2015 due to a modest oversupply. In the future, we expect that polysilicon prices will remain low. We plan to continue to purchase all of our polysilicon requirements externally. Although we plan to increase our solar wafer manufacturing capacity, we expect to continue purchasing most of our silicon wafer requirements externally. We expect to continue to diversify our wafer and polysilicon suppliers, with a focus on top tier international suppliers.

  Silicon Raw Materials and Solar Wafers

        Silicon feedstock, which consists of high-purity solar grade silicon, is the starting point of the silicon based solar module supply chain.

        Our silicon wafer agreements set forth price and quantity information, delivery terms and technical specifications. These agreements usually set forth specific price terms. However, most agreements also include mechanisms to adjust the prices, either upwards or downwards, based on market conditions.

        We have entered into a number of long-term supply agreements with several silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL, Neo Solar, Deutsche Solar, LDK and a UMG-Si supplier. In 2009 and thereafter, we amended our agreements with certain of these suppliers to adjust the purchase price to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we are required to purchase. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

  Solar Cells

        In addition to manufacturing our own solar cells and having toll manufacturing arrangements with our solar cell suppliers, we purchase solar cells from a number of international and local suppliers.

        Our solar cell agreements set forth price and quantity information, delivery terms and technical specifications. These agreements generally provide for a period of time during which we can inspect the product and request the seller to make replacements for damaged goods. We generally require the seller to bear the costs and risks of transporting solar cells until they have been delivered to the location specified in the agreement. We currently do not have any long-term supply agreements for solar cells with fixed price or quantity terms.

        As we expand our business, we expect to increase our solar cell manufacturing capacity and diversify our solar cell supply channel to ensure we have the flexibility to adapt to future changes in the supply of, and demand for, solar cells.

  Energy Development Segment

        Our module segment supplies part of the solar modules used in our energy development segment. We also use our own engineers, construction workers and plant managers or hire third party contractors to build and operate the plants prior to sale.

  Electricity Generation Segment

        Of the power plants that we hold and operate to generate revenues from the sale of electricity, 308.8 MWp are solar power projects that we built ourselves, and 89.3 MWp are operating solar power projects that we acquired from third parties.

Manufacturing, Construction and Operation

  Module Segment

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

  Energy Development Segment

        We design, construct and maintain solar power projects primarily in China, Canada, Japan, U.S., China, Brazil and the United Kingdom. We engage in all aspects of the development and operation of solar power projects, including project selection, design, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. We also provide EPC and O&M services to third-parties.

        Our solar power projects development process primarily consists of the following stages:

  •
  Market Due Diligence and Project selection.  We search for project opportunities globally with the goal of maintaining a robust and geographically diversified project portfolio. Our business team closely monitors the global solar power projects market and gathers market intelligence to identify project development opportunities. Our development team prepares market analysis reports, financial models and feasibility studies to guide us in evaluating and selecting solar power projects. As we consider undertaking new solar power projects, we weigh a number of factors including location, local policies and regulatory environment, financing costs and potential internal rate of returns.

  •
  Project financing.  We typically include project financing plans in our financial models and feasibility studies. We finance our projects through our working capital and debt financing from local banks or international financing sources that require us to pledge project assets.

  •
  Permitting and approval.  We either obtain the permits and approvals necessary for solar projects ourselves or we acquire projects that have already received the necessary permits and approvals. The permitting and approval process for solar power projects varies from country to country and often among local jurisdictions within a country.

  •
  Project design, engineering, procurement and construction.  Our engineering team generally designs solar power projects to optimize performance while minimizing construction and operational costs and risks. The engineering design process includes the site layout and electrical design as well choosing the appropriate technology, in particular module and inverter types. We use solar modules produced by us and by third party manufacturers, and procure inverters and other equipment from third party suppliers. We generally construct solar projects in China through

    Gaochuangte, our affiliate in which we own a 40% equity interest and engage third-party contractors in some other countries.

  Electricity Generation Segment

        We operate and maintain our solar power projects in United Kingdom, United States, Canada, China, Japan and Spain. We sign grid-connection agreements and/or PPAs with the local grid companies. After a project is connected to the grid, we regularly inspect, monitor and manage the project site with the intention to maximize the utilization rate, rate of power generation and system life of the project.

Quality Control and Certifications

  Module Segment

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

        We have obtained IEC 61215 and IEC 61730 (previously TUV Class II safety) European standards for sales in Europe. We have also obtained certifications of CAN ORD-UL 1703 and UL 1703, which allow us to sell products in North America. In 2009, we obtained the necessary certifications to sell our modules in Japan, South Korea and Great Britain and to several of the Chinese solar programs, including Golden Sun. In 2011, we completed IEC 61215, IEC 61730 and UL1703 certification for modules designed to be assembled from metal wrap-through cells. We also completed DLG ammoniac resistance testing and obtained the salt mist certification for our leading module CS6P-P in 2011. In 2012, we achieved the highest ratings possible in the two most significant standard tests for ammonia resistance of solar modules, which were the IEC 62716 draft C ammonia corrosion test and the DLG standard test. In 2013, we extended the salt mist certification under IEC 61701 ed.2 Severity 1 to all of our standard modules at VDE (Verband Deutscher Elektrotechniker). In addition, we were able to register more key module types at JET for Japan; enhanced the maximum system voltage up to 1000V for our CSA (Canadian Standards Association) certification (North America), allowing significant cost reduction for our EPC partners; and again raised the ranking of CEC PTC ratings. In 2013, we extended our IEC and UL certifications to cover higher-power modules, up to 275 W for 60 cell models and 330 W for 72 cell models, through key technology improvements such as introduction of 4 bus bar cell design. We also again improved our CEC PTC ratings for the spearhead CS6P-P model, and have demonstrated suitability of our product portfolio for reliable long-term operation under various climates, through SGS IEC 60068-2-68 sand blowing certification and extensive Potential Induced Degradation, or PID, resistance testing at respected laboratories, such as Fraunhofer ISE, VDE and TUV SUD (Technischer Überwachungs-Verein Südteil Deutschland).

        In 2012, the new half-cell module designed by our R&D team was fully certified by CSA and VDE, two worldwide recognized certification bodies. We also started providing our customers with third-party-approved PAN files (testing per IEC 61853-1) for all our key module series, allowing more accurate energy yield simulation and better return-on-investment analysis for their projects. In 2013, we obtained certifications for double glasses and DC-to-AC module designs. We will continue our efforts for general improvements in module and component designs and seek to obtain corresponding certifications. With the emergence of new markets that we are expanding into, we have made and expect to make efforts to comply with new certification schemes that apply to us, such as INMETRO for Brazil and the UNI9177 fire test for Italy that we have now complied with.

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

        In 2015, we received several product certifications that support our new product launches. Our 60 and 72 cell double glass module series were certified by VDE, CSA and MCS-BBA, which allows us to launch these products worldwide. We also completed VDE and TUV-Rheinland certification (IEC61215/61730) of our new PERC mono 5 busbar premium module series. The PV connector T4 designed by us was certified by TUV-Rheinland and CSA to satisfy the latest and most stringent standards, namely IEC61852 and UL6703. We have updated our mainstream modules Life Cycle Analysis evaluation and have been granted verification certificate from TUV SUD to meet the PAS2050 and ISO14067 standards.

        To support our electricity generation segment, we started implementing a state-of-the-art OPCT (On-going Performance Characterization Testing) program in cooperation with PVEL-DNVGL laboratory in 2015, which delivered extensive module performance characterization per IEC61853 series standards.

        Our PV test laboratory is registered with the ISO 17025 quality improvement program, and has been accepted for the Mutual Data Acceptance Program by the CSA in Canada, VDE in Germany, Intertek in the U.S. and CGC in China (China General Certification Center). The PV test laboratory allows us to conduct some product certification testing in-house, which should decrease time-to-market and certification costs.

  Energy Development and Electricity Generation Segments

        As of the end of 2015, we have received global certifications of ISO 9001: 2008, ISO 14001: 2004 and OHSAS 18001: 2007 for development and engineering with management of construction and O&M services of solar power solutions in the Americas and Asia-Pacific regions.

        Our residential energy storage system (ESS) product, specifically conceived for the Australian market, has been certified by TUV SUD and SAA (Standards Australia International Limited), according to standards IEC62109 and IEC62040.

Sales, Marketing and Customers

        The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations for the periods indicated:

	Years Ended December 31,
	2013		2014		2015
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In thousands of $, except for percentages)
Asia	870,189	52.6	905,092	30.6	1,384,243	39.9
Americas	588,279	35.6	1,795,490	60.6	1,750,000	50.5
Europe and others	195,888	11.8	260,045	8.8	333,383	9.6

Total	1,654,356	100.0	2,960,627	100.0	3,467,626	100.0

  Module Segment

        Our primary customers are distributors, system integrators, project developers and installers/EPC companies. A small number of customers have historically accounted for a major portion of our net revenues. In 2013, 2014 and 2015, our top five customers by net revenues collectively accounted for approximately 38.3%, 33.6% and 26.8%, respectively, of our total net revenues. Sales to our largest customer in those years accounted for 13.3%, 7.4% and 7.4%, respectively, of our total net revenues.

        We market and sell solar modules worldwide for residential, commercial and utility-scale solar energy solutions. We primarily sell our products to distributors and large-scale installers through our own, home-grown sales teams, who operate throughout Europe, the Americas, the Middle East and the Asia-Pacific regions.

        Our marketing activities include brand sponsorship, social media discussions and digital marketing. Our teams also develop channel marketing programs to support our customers' marketing of our business and products, while also providing various services such as product training, new product briefing, and sales training. Additionally, our marketing team focuses heavily on public relations and crisis management to safeguard our public image. By working closely with our sales teams and other leading solar research companies, our marketing team provides up-to-date market information on a constant basis, supporting the efforts of our sales team. Our marketing staff is located throughout the U.S., Canada, Europe, Japan, Australia, and South Korea.

        We sell our standard solar module products primarily under three types of arrangements: (a) sales contracts to distributors; (b) sales to systems integrators, installers/EPC companies and project developers; and (c) OEM/tolling manufacturing arrangements.

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

        As we expand our manufacturing capacity and enhance our brand name, we continue to develop new customer relationships in a wider range of geographic markets to decrease our market concentration. In 2013, we significantly increased our total number of customers and achieved a leading market share in Canada, Japan, Thailand and the Central America, which we maintained in 2014. In 2015, we both maintained our leading market share in those markets and expanded our customer base in several emerging solar markets, such as Southeast Asia. We plan to expand into Middle East and Africa. While we expect to expand into new markets, we expect that our near term major markets will be North America and the Asia Pacific region.

        In 2010, we commenced the sale of solar system kits. A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2015, we sold approximately 89.7 MW of system kits primarily in Japan and Europe.

  Energy Development Segment

        We develop and sell solar projects primarily in Canada, Japan, U.S., China, Brazil and the United Kingdom. We provide EPC services primarily in Canada, China and Australia, and O&M services primarily in Canada. We sell our projects to large utility companies and other power producers. Customers of our EPC and O&M services are solar project developers and owners.

        In order to continue to grow our energy development segment, we conduct market due diligence, routinely meet with industry players and interested investors and attend industry conferences and events to identify project development opportunities. Our energy development segment team has extensive industry expertise and significant experience in working with government authorities and developing new projects for our target markets.

  Solar Project Development

        We divide our solar power project pipeline into early- to mid-stage pipeline and late-stage pipeline. Early- to mid-stage pipeline includes projects that are under assessment for co-development and acquisition, or are being developed by us, that have identified or secured the land for development, and that have signed energy off-take agreements or have a reasonable probability to sign such agreements. Late-stage pipeline includes nearly all projects that have energy off-take agreements and are expected to be built within the next 2-4 years. However, some of the late-stage projects may not be completed due to failure to secure permits or grid connection, among other risks. In March 2015, we acquired Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas for approximately $261 million. The acquisition increased our total solar project pipeline by approximately 4.0 GWp, and our late-stage, utility-scale solar project pipeline by approximately 1.0 GWp. As of March 10, 2016, we had a geographically diverse solar project pipeline totaling 10.3 GWp, of which 2.0 GWp were in late-stage of development and 8.3 GWp in early- to mid-stage of development. Our project pipeline included approximately 2.6 GWp of projects under development by Recurrent in the U.S., which are expected to be constructed over the next five years and qualify for the investment tax credit.

    In Canada

        During 2015, we completed the construction and grid connection of nine solar power projects totaling 127 MWp. We sold seven of these projects totaling approximately 98.3 MWp. We intend to own and operate the remaining two projects, Alfred and Beam Light.

    In Japan

        During 2015, we completed the construction and grid connection of ten solar power plants, with a total capacity of approximately 20 MWp. As of March 10, 2016, our pipeline of projects under development was approximately 582.2 MWp, of which 81.5 MWp was in construction and 107.4 MWp at the ready-to-build stage. Pursuant to a recent regulatory change, the Ministry of Economy, Trade and Industry will give developers a grace period to submit a signed grid-connection contract in order for existing projects under development to lock in the feed-in-tariff. Projects that are not able to reach this milestone within the grace period will have their respective feed-in-tariff rates reduced to the applicable rate at that time. The exact length of this grace period is still to be announced. We have signed interconnection agreements for projects totaling approximately 200 MWp, and believe we can sign interconnection agreements for an additional 170-215 MWp within the next 12 months. We will reassess the options for the projects that do not secure interconnection agreements within this grace period.

    In the U.S.

        The following table summarizes the status of our project pipeline in the U.S. as of March 10, 2016:

Late-stage Pipeline	Gross MW (DC)	Net(1) MW (DC)	State	Status	Expected COD
Astoria 1	130.8	130.8	CA	In Construction	2016
Astoria 2	100.0	100.0	CA	In Construction	2016
Barren Ridge	78.0	62.4	CA	In Construction	2016
Mustang	134.4	114.2	CA	In Construction	2016
Tranquillity	257.7	126.3	CA	In Construction	2016
Roserock	212.1	103.9	TX	In Construction	2016
Garland	272.1	133.3	CA	In Construction	2016

Total	1,185.1	770.9

(1)
Reflects our net ownership after sales and tax equity financing.

        During 2015, we sold controlling interests in three solar power projects, Tranquillity, Roserock and Garland, to Southern Power, a subsidiary of Southern Company (NYSE: SO). By the end of January 2016, we had secured debt commitments totaling $1.8 billion with a syndicate of banks and tax-equity investment commitments totaling $1.3 billion from several investors to fund the build-out of all of our utility-scale projects currently under construction.

    In China

        In China, we recently connected eight solar power plants to the grid, including five solar plants totaling 85.1 MWp in the fourth quarter of 2015 and three solar plants totaling 15.7 MWp in the first quarter of 2016.

        The following table summarizes the status of our project pipeline in China as of March 10, 2016, which are expected to be connected to grid in 2016:

Late-stage Pipeline	MW (DC)
Northern China	45
Eastern China	75
Xinjiang Province	20
Yunnan Province	10

Total	150

    In Brazil

        In Brazil, our late-stage solar project pipeline was 384.0 MWp as of March 10, 2016. We expect our solar power plants in Brazil to be connected to grid in 2017 and 2018. Once connected, the electricity generated will be purchased by a Brazilian government entity under a 20-year PPA.

    In the United Kingdom

        During 2015, we completed the construction of nine solar power projects totaling approximately 63.1 MWp. Our pipeline of solar power projects totaled 57.0 MWp as of March 10, 2016, all of which we expect to be connected to the grid in 2016.

  EPC Services

        Beginning in late 2010, we started entering into EPC contracting arrangements in Canada and China. Under these arrangements, the solar power project developer owns the projects and we are contracted to perform the EPC work. We completed the EPC contracts in China through our affiliated company, Gaochuangte, in which we own a 40% equity interest.

        In 2013, we completed approximately 30.2 MWp of solar system EPC contracts in Ontario, Canada. In 2014, we completed approximately 180.5 MWp and 3.1 MW (DC) of solar system EPC contracts in Ontario, Canada and Australia, respectively. In 2015, we completed approximately 152.1 MW (DC) and 1.4 MW (DC) of solar system EPC contracts in Ontario, Canada and Australia, respectively.

  O&M Services

        Since 2012, we have started to provide O&M services for solar power projects in commercial operation. Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

  Electricity Generation Segment

        We operate solar power projects and sell electricity to local customers in the United Kingdom, United States, Canada, China, Japan and Spain. We usually enter into PPAs with and sell electricity to public utilities, licensed suppliers or commercial, industrial or government end users.

        As of March 10, 2016, our operating solar power plants totaled approximately 398.1 MWp, of which 308.8 MWp were developed and built by us and 89.3 MWp were acquired from third parties, as set out in the table below:

Solar Power Plants in Operation	MW (DC)
China	196.2
Canada	100.1
United Kingdom	63.3
Japan	21.2
U.S.	12.5
Spain	4.8

Total	398.1

Customer Support and Service

        We typically sell our standard solar modules with a ten-year warranty against defects in materials and workmanship and a linear power performance warranty that guarantees the actual power output of our modules.

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

        As part of our energy development and electricity generation segments, before energizing solar power plants, we conduct performance testing to confirm that they meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation. In the event that the energy generation performance test performs below expectation, we may incur liquidated damages capped at a percentage of the contract price. In addition, a bonus payment may be received if the energy generation performance test results in over performance.

        Our customer support and service handles technical inquiries and warranty-related issues. In 2015, we expanded our capacity in these areas to better enable us to handle our customer's questions and concerns in a timely and professional manner.

        In 2015, we renewed our product warranty insurance coverage to provide additional security to our customers. See "—Insurance" below. The customer support and service function will continue to expand and to improve services to our customers.

Competition

  Module Segment

        The market for solar power products is competitive and evolving. We compete with American companies, such as First Solar and SunPower, and China-based companies such as Trina, Jinko, JA Solar and Hanwha Q Cells. Some of our competitors are developing or producing products based on alternative solar technologies, such as thin film PV materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and copper indium gallium selenide technology, generally have lower conversion efficiency but do not use silicon for production, compared to our crystalline silicon solar module products, and as such are less susceptible to increases in the costs of silicon. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. In addition, the solar power market in general competes with other sources of renewable and alternative energy as well as conventional power generation.

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

  Energy Development Segment

        Our energy development segment is a capital intensive business with numerous industry participants. We face competition from a large and diverse group of local and international project developers, financial investors and certain utility companies. These competitors range in terms of size, geographic focus, financial resources and operating capabilities and are active in Canada, Japan, the U.S., China, Brazil, the United Kingdom and other markets where we operate or intend to enter. We compete in a diversified and complicated landscape since the commercial and regulatory environments for solar power project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar power projects. We believe the key competitive factors in the global solar power project development industry include:

  •
  vertical integration with upstream manufacturing;

  •
  permit and project development experience and expertise;

  •
  reputation and track record;

  •
  relationship with government authorities and knowledge of local policies;

  •
  strong internal working capital and good relationship with banks and international organizations that enhance access to external financing;

  •
  experienced technicians and executives who are familiar with the industry and the implementation of our business plans; and

  •
  expertise and experience in providing EPC and O&M services.

        However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general.

  Electricity Generation Segment

        Currently, we operate our electricity generation segment in the United Kingdom, the U.S., Canada, China, Japan and Spain. We compete to supply energy to our potential customers with a limited number of utilities and providers of distributed generation in these markets. If we wish to enter into new PPAs for our solar power projects upon termination of previous PPAs, we compete with conventional utilities primarily based on cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions. If we cannot offer compelling value to our customers based on these factors, then our energy-based business will not grow. The decision by an end-user to buy electricity from our solar power projects is primarily driven by a deficit of available energy in the applicable market and the availability of domestic resources to meet those needs in a timely fashion. An increase in the availability of electricity or reduction in retail electricity prices in our target markets would make the purchase of solar energy less economically attractive.

        For further discussion of the competitive risks that we face, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Because the markets in which we compete are highly competitive and quickly evolving, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy development and electricity generation segments, we may not be able to compete successfully and we may not be able to maintain or increase our market share."

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

Environmental Matters

        Except as disclosed in the "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China," we believe we have obtained the environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have also conducted environmental studies in conjunction with our solar power projects to assess and reduce the environmental impact of such projects.

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

        In November 2005, the National Development and Reform Commission, or the NDRC, promulgated the Renewable Energy Industry Development Guidance Catalogue, in which solar power figured prominently. In January 2006, the NDRC promulgated two implementation directives with respect to the Renewable Energy Law. In January 2007, the NDRC promulgated another related implementation directive. These directives set forth specific measures for setting the price of electricity generated by solar and other renewable power generation systems, for sharing additional expenses, and for allocating administrative and supervisory authority among different government agencies at the national and provincial levels. They also stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

        In August 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of the PRC government's commitment to renewable energy was also stipulated in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in March 2008. The Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which was approved by the National People's Congress in March 2011, the Twelfth Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in July 2012, and the Twelfth Five-Year Plan for Solar Power Generation, which was promulgated by the National Energy Administration in July 2012 also demonstrates a commitment to promote the development of renewable energy to enhance the competitiveness of the renewable energy industry, including the solar energy industry.

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

        In June 2014, the General Office of the State Council issued its Notice on Printing and Distributing the Action Plan for the Solar project Strategy (2014-2020), which requested accelerating the development of solar power generation, including promoting the construction of photovoltaic base construction, among others.

        In April 2015, China's Ministry of Finance promulgated the Interim Measures for Administration of the Special Fund for the Development of Renewable Energy Sources, which stipulated the division of regulation of special fund for the development of renewable energy sources and the main scopes to be supported.

        In December 2015, the NDRC issued the Circular on Improving the On-Grid Benchmark Price Policy for Onshore Wind Power and Photovoltaic Power, which aims to promote sound and healthy development of the onshore wind power and PV power industry by regulating the price of wind power and PV power.

  Environmental Regulations

        As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, wastewater, gaseous wastes and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively affect the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental laws and regulations applicable to us include the PRC Environmental Protection Law, which became effective in 1989, as amended and promulgated in 2014, the PRC Law on the Prevention and Control of Noise Pollution, which became effective in 1997, the PRC Law on the Prevention and Control of Air Pollution, which became effective in 1988, as amended and promulgated in 1995, 2000 and 2015, the PRC Law on the Prevention and Control of Water Pollution, which became effective in 1984, as amended and promulgated in 1996 and 2008, the PRC Law on the Prevention and Control of Solid Waste Pollution, which became effective in 1996, as amended and promulgated in 2004, 2013 and 2015, the PRC Law on Evaluation of Environmental Affects, which became effective in 2003, the PRC Law on Promotion of Clean Production, which became effective in 2003, as amended and promulgated in 2012, and the Regulations on the Administration of Construction Project Environmental Protection, which became effective in 1998.

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

  Administration of Foreign Invested Companies

        The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC, effective in 1990 and amended in 2001 and 2014. The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and amended in 1999, 2004, 2005 and 2013. The Company Law is applicable to our PRC subsidiaries unless PRC laws on foreign investment stipulate otherwise.

  Income Tax and VAT

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Our major operating subsidiaries, CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, CSI New Energy Holding, CSI Cells, CSI Solar Technologies Inc., or CSI Technologies, CSI Changshu Manufacturing and CSI Luoyang Manufacturing, are governed by the EIT Law, which became effective on January 1, 2008.

        Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as HNTEs are entitled to a 15% enterprise income tax rate, provided that such HNTEs satisfy other applicable statutory requirements.

        Certain of our subsidiaries, such as CSI New Energy Holding, CSI Cells, CSI Luoyang Manufacturing and CSI Changshu Manufacturing, once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5%, however, these benefits were expired. In 2015, only our partially owned subsidiary, Suzhou Sanysolar, which was qualified as an HNTE and satisfied applicable statutory requirements, enjoyed a reduced enterprise income tax rate of 15%. As most of the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

        The EIT Law also provides that enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (a) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (b) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income.

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

        In addition, under Announcement 7, where a non-resident enterprise indirectly transfers properties, such as equity in Chinese resident enterprises, without any reasonable commercial purposes with the aim of avoiding payment of enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in a Chinese resident enterprise. Properties such as equity in Chinese resident enterprises mentioned in Announcement 7 mean the properties, or Chinese taxable properties, which are directly held by non-resident enterprises and subject the transfer income to enterprise income tax in China according to the provisions of Chinese tax law. Indirect transfers of Chinese taxable properties are transactions which transfer the equity of enterprises abroad that directly or indirectly hold Chinese taxable properties (not including Chinese resident enterprises registered abroad). To estimate reasonable commercial purposes, all arrangements related to the indirect transfer of Chinese taxable properties must be considered comprehensively and certain factors, such as whether the main value of the equity of enterprises abroad is directly or indirectly from the Chinese taxable properties, must be comprehensively analyzed. Except for the circumstances stipulated therein, the overall arrangements related to the indirect transfer of Chinese taxable properties that fall in any of the following circumstances simultaneously are deemed as having no reasonable commercial purposes: (a) more than 75% of the equity of enterprises abroad is directly or indirectly from Chinese taxable properties; (b) more than 90% of the total assets (not including cash) of enterprises abroad is directly or indirectly composed of investment in the territory of China at any time in the year before the indirect transfer of Chinese taxable properties, or more than 90% of the income of enterprises abroad is directly or indirectly from the territory of China in the year before the indirect transfer of Chinese taxable properties; (c) although the enterprises abroad and their subordinate enterprises directly or indirectly hold Chinese taxable properties have registered in the host country (region) in order to satisfy the organization form required by law, the functions actually performed and the risks undertaken are limited and are not sufficient to prove the economic essence; or (d) the burden of income tax of indirect transfer of Chinese taxable properties payable abroad is lower than the possible burden of taxation in China as for the direct transfer of Chinese taxable properties. However, a non-resident enterprise's income obtained from indirect transfer of Chinese taxable properties by purchasing and selling equity of the same listed enterprise abroad in the open market will not be taxed under Announcement 7.

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

        Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for most capital account items, such as security investment and repatriation of investment, however, is still subject to limitation and requires the approval by or registration with SAFE.

        However, SAFE began to reform the foreign exchange administration system and issued the Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises on March 30, 2015, which allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and allows a foreign-invested enterprise with a business scope including "investment" to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

        On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

  Dividend Distribution

        The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, the Implementation Rules of the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1990 and amended in 2001 and 2014, the Company Law effective in 1994 and amended in 1999, 2004, 2005 and 2013 and the EIT Law and its implementation rules, both effective in 2008.

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

  Employment

        The major laws and regulations governing the employment relationship, including wage and hour requirements, working and safety conditions, social insurance, housing funds and other welfare. The PRC Labor Law which became effective on January 1, 1995 and amended on August 27, 2009, the Labor Contract Law of the People's Republic of China, which became effective on January 1, 2008, and was later revised on December 28, 2012, its Implementing Regulation and the amendment thereunder, which became effective on September 18, 2008 and July 1, 2013, respectively, permit workers in both state-owned and private enterprises in the PRC to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor unions (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The PRC Labor Contract Law and its Implementing Regulation impose certain requirements with respect to human resources management, including, among other things, signing labor contracts with employees, terminating labor contracts, paying remuneration and compensation and making social insurance contributions. In addition, the PRC Labor Contract Law requires employers to provide remuneration packages that meet the relevant local minimum standards. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. It requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period. According to the Interim Provisions on Labor Dispatching, which came into effect on January 3, 2014, the number of dispatched workers used by an employer shall not exceed 10% of its total number of workers.

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

C.    Organizational Structure

        The following table sets out our major subsidiaries, including their place of incorporation and our ownership interest, as of March 31, 2016.

Name of entity	Place of incorporation	Ownership interest
CSI Solartronics (Changshu) Co., Ltd.	PRC	100%
CSI Solar Technologies Inc.	PRC	100%
CSI New Energy Holding Co., Ltd.	PRC	100%
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100%
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100%
CSI Cells Co., Ltd.	PRC	100%
Canadian Solar (USA) Inc.	USA	100%
CSI Project Consulting GmbH	Germany	70%
Canadian Solar Japan K.K.	Japan	100%
Canadian Solar Solutions Inc.	Canada	100%
CSI Solar Power (China) Inc.	PRC	100%
Canadian Solar EMEA GmbH	Germany	100%
Canadian Solar (Australia) Pty Limited	Australia	100%
Canadian Solar International Limited	Hong Kong	100%
Canadian Solar O and M (Ontario) Inc.	Canada	100%
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	76%
Canadian Solar South East Asia Pte. Ltd.	Singapore	100%
Canadian Solar South Africa Pty., Ltd.	South Africa	100%
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil	100%
Canadian Solar Middle East Limited	United Arab Emirates	100%
Canadian Solar (Thailand) Ltd.	Thailand	100%
Canadian Solar Construction (USA) LLC	USA	100%
Canadian Solar Project K.K.	Japan	100%
CSI-GCL Solar Manufacturing (Yancheng) Co., Ltd.	PRC	80%
Canadian Solar UK Ltd	United Kingdom	100%
Canadian Solar UK Projects Ltd	United Kingdom	100%
Changshu Tegu New Material Technology Co., Ltd.	PRC	75%
Changshu Tlian Co., LTD	PRC	100%
Canadian Solar Trading (Changshu) Inc.	PRC	100%
Canadian Solar Energy Acquisition Co.	USA	100%
Canadian Solar UK Intermediate Limited	United Kingdom	100%
Canadian Solar UK Securities Limited	United Kingdom	100%
Canadian Solar UK Strategies Limited	United Kingdom	100%
Recurrent Energy, LLC	USA	100%
PT. Canadian Solar Indonesia	Indonesia	67%
Canadian Solar Manufacturing Vietnam Co., Ltd	Vietnam	100%
Canadian Solar Energy Private Limited	India	100%
Canadian Solar Australia 1 Pty Ltd	Australia	100%
Canadian Solar Energy Holding Company Limited	Hong Kong	100%
Canadian Solar UK Holding Limited	United Kingdom	100%
Canadian Solar UK Parent Limited	United Kingdom	100%
Canadian Solar UK Investment Limited	United Kingdom	100%
Canadian Solar Manufacturing (Thailand) Co.,Ltd.	Thailand	99.99992%

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

  •
  The construction of cell manufacturing facilities (Phase I) of CSI-GCL Solar Manufacturing (Yancheng) Co., Ltd., or CSI-GCL Solar Manufacturing, was completed in Yancheng in 2015. The floor area of Phase I is approximately 19,360 square meters. CSI-GCL Solar Manufacturing currently leases the manufacturing facilities but has the right and expects to purchase those facilities and obtain the land use rights certificate between 2018 and 2020. CSI-GCL Solar Manufacturing commenced commercial production in the first quarter of 2016. CSI-GCL Solar Manufacturing was established under a strategic partnership agreement with GCL-Poly Solar System Integration (China) Co., Ltd. and is 80% owned by us.

  •
  In Ontario, we lease approximately 14,851 square meters of manufacturing facilities in Guelph, Ontario, Canada for a term of 10 years commencing September 1, 2010 and approximately 8,685 square meters of manufacturing facilities in London, Ontario, Canada for a term of five years commencing October 1, 2013. We also lease a warehouse of 7,912 square meters and an office building of 1,146 square meters on the same premises as the Guelph, Ontario, Canada manufacturing facilities for the same term.

  •
  In Vietnam, we lease approximately 15,784 square meters of manufacturing facilities in Haiphong City, Vietnam for a term of three years commencing August 1, 2015.

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

A.    Operating Results

Factors Affecting Our Results of Operations

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

  •
  the growth of our electricity generation segment; and

  •
  foreign exchange.

  Solar Power Products Pricing

        Before 2004, all of our net revenues were generated from sales of specialty solar modules and products. We began selling standard solar modules in 2004. In 2013, we generated net revenues of 80.4% from our module segment, which primarily comprises the design, development, manufacture and sale of solar power products and solar system kits, 19.5% from our energy development segment, which involves solar power project development, EPC serves and O&M services, and 0.1% from our electricity generation segment, which holds solar power projects for the purpose of generating income from the sale of electricity. In 2014 and 2015, we generated 59.0% and 71.8%, respectively, of our net revenues from our module segment, 40.9% and 27.3%, respectively, from our energy development segment, and 0.1% and 0.9%, respectively, from our electricity generation segment.

        Our standard solar modules are priced based on either the actual flash test result or the nameplate capacity of our panels, expressed in watts-peak. The actual price per watt is affected by overall demand in the solar power industry and increasingly also by the total power of the module. Higher-powered modules usually command slightly higher prices per watt. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our silicon wafer, solar cell and silicon raw materials costs. During the first few years of our operations, the average selling prices for standard solar modules rose year-to-year across the industry, primarily because of high demand. Correspondingly, the average selling price of our standard solar module products ranged from $3.62 to $4.23 during the period from 2004 to 2008. Following a peak in the third quarter of 2008, the industry-wide average selling price of solar modules declined sharply, as market demand declined and competition increased due to the worldwide credit crisis, reduction in subsidies in certain solar markets and increased manufacturing output. In 2009, the average selling price of our standard solar modules continued to fall, with an average selling price of $1.93 per watt in the fourth quarter of 2009. Thereafter, the average selling price of our standard solar modules has generally continued to fall due to an oversupply of solar modules. In 2013 and 2014, the average selling price was $0.67 per watt and, in 2015, it was approximately $ 0.58 per watt. We expect the averaging selling price of standard solar modules to continue to drop, albeit at a moderate rate, mainly resulting from efficiency enhancements and other innovations.

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

  Government Subsidies and the Availability of Financing for Solar Projects

        We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives, and the availability and cost of financing for solar projects.

        For a detailed discussion of the impact of government subsidies and incentives, possible changes in government policy and associated risks to our business, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Governments may revise, reduce or eliminate subsidies and economic incentives for solar energy, which could cause demand for our products to decline." and "Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers."

        For a detailed discussion of the impact of the continuing weak global economy and uncertain global economic outlook, especially in Europe, and associated risks to the availability and cost of debt or equity for solar power projects and our customers' ability to finance the purchase of our products or to construct solar power projects, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products and services, hamper our expansion and materially affect our results of operations."

  Industry and Seasonal Demand

        Our business and revenue growth depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has only started to grow significantly in the past few years. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power products and services may decline, which may reduce our revenues and earnings." Industry demand is affected by seasonality. Demand tends to be lower in winter, particularly in Europe, where adverse weather conditions can complicate the installation of solar power systems, thereby decreasing demand for solar modules. Seasonal changes can also significantly impact the construction schedules of our solar power projects in countries such as Canada, the U.S. and China thereby also decreasing demand. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations."

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

  Solar Power Project Development and EPC Services

        In 2015, 27.3% of our total net revenues were generated from our energy development segment. The majority of these revenues came from the sale of solar power projects and the provision of EPC services. Our solar power project development activities have grown over the past several years through a combination of organic growth and acquisitions.

        Solar power project development and EPC services involve numerous risks and uncertainties. For a detailed discussion of these risks and uncertainties, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our future success depends partly on our ability to expand the pipeline of our energy development and electricity generation segments in several key markets, which exposes us to a number of risks and uncertainties" and "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, power purchase agreements, or PPAs, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability."

        In 2015, we recognized $947.2 million of revenues from our energy development segment, including the sale of solar power projects and the provision of EPC services. See "Item 4. Information on the Company—B. Business Overview" for additional information on our solar power project development and EPC services.

  Growth of Electricity Generation Segment

        In 2015, 0.9% of our total net revenues were generated from our electricity generation segment. We began operating certain of our solar project in China for the purpose of generating income from the sale of electricity in the fourth quarter of 2014 and we anticipate increasing the amount and size of these projects going forward. See "Item 4. Information on the Company—B. Business Overview" for additional information on our energy development segment.

  Foreign Exchange

        The majority of our sales in 2015 were denominated in U.S. dollars, Canadian dollars and Japanese yen, with the remainder in other currencies such as Renminbi , Euros and Australian dollars. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. The greater part of our cash and cash equivalents and restricted cash are denominated in Renminbi. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

New Segment Reporting

        We use the management approach to determine operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making decisions, allocating resources and assessing performance. We have identified our chief executive officer as our chief operating decision maker, as he reviews consolidated and segment results when making decisions about allocating resources and assessing performance for us.

        With our decision to expand our business in both building and selling and building and operating project assets, beginning in 2015, we report our financial performance based on the following three segments:

  •
  Module Segment.  The module segment primarily involves the design, development, manufacture and sales of solar power products and solar system kits;

  •
  Energy Development Segment.  The energy development segment primarily involves solar power project development, EPC services, and O&M services; and

  •
  Electricity Generation Segment.  The electronic generation segment primarily holds solar power projects for the purpose of generating income from the sale of electricity.

Overview of Financial Results

        We evaluate our business using a variety of key financial measures.

  Net Revenues

  Module Segment

        Revenues generated from our module segment accounted for 80.4%, 59.0% and 71.8% of our net revenues in 2013, 2014 and 2015, respectively. The main factors affecting our net revenues from our module segment include average selling prices per watt and unit volumes shipped, both of which depend on product supply and demand.

  Energy Development Segment

        Revenues generated from our energy development segment accounted for 19.5%, 40.9% and 27.3% of our net revenues in 2013, 2014 and 2015, respectively. Our revenues in the energy development segment are affected by the timing of the completion of solar power projects. See "Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Solar Project Development" for a description of the status of our solar power projects.

        Revenue recognition for our energy development segment, especially our solar power projects, are, in many cases, not linear in nature due to the timing of when all relevant revenue recognition criteria have been met. During 2015, we recognized $557.1 million of revenue from the sale of solar power projects using the full accrual method and $0.9 million of revenue from the percentage-of-completion method. Our revenue recognition policies for the solar power project development are described in "—Critical Accounting Policies—Revenue Recognition."

        Our revenues from sales to customers are recorded net of estimated returns.

  Electricity Generation Segment

        Revenues contributed by our electricity generation segment represented 0.1%, 0.1% and 0.9% of our net revenues in 2013, 2014 and 2015, respectively. Our revenues in the electricity generation segment are primarily affected by the operation capacity of our solar power system and average electricity selling price. Our revenue recognition policies for the electricity generation segment are described in "—Critical Accounting Policies—Revenue Recognition."

  Cost of Revenues

  Module Segment

        The cost of revenues of our module segment consists primarily of the costs of:

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

  •
  inventory write-downs; and

  •
  depreciation charges relating to under-utilized assets.

        Our cost of revenues increased in 2013, 2014 and 2015, in each instance in line with the change in net revenues for the year.

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

        Effective June 1, 2015, we guarantee that, for a period of 25 years, our polycrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective June 1, 2015, we guarantee that, for a period of 25 years, our monocrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80.2% of the labeled power output.

        Effective January 1, 2016, we lengthened the warranty against decline in our Dymond modules to 30 years. We guarantee that, for a period of 30 years, our Dymond modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from year 2 to year 29, the actual annual power output decline will be no more than 0.5%; and

  •
  by the end of year 30, the actual power output of the module will be no less than 83% of the labeled power output.

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

        In April 2010, we began entering into agreements with a group of insurance companies with high credit ratings to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. The warranty insurance is renewable annually. See "—Critical Accounting Policies—Warranty Costs."

        Total write-downs of inventory included in our cost of revenue were $0.7 million, $17.0 million and $23.0 million in 2013, 2014 and 2015, respectively.

        On occasion, we enter into firm purchase commitments to acquire materials from our suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision, which requires us to pay for committed volumes regardless of whether we actually acquire the materials. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. We record the expected loss only as it relates to the succeeding year, as we are unable to reasonably estimate future market prices beyond one year, in cost of revenues in the consolidated statements of operations. As a result, changes in the cost of materials or sales price of modules will directly affect the computation of the estimated loss on firm purchase commitments and our consolidated financial statements in the following years. We did not record a loss on firm purchase commitments for the years ended December 31, 2013, 2014 and 2015.

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

  Energy Development Segment

        The cost of revenues of our energy development segment consists primarily of the costs of:

  •
  acquisition of solar power projects;

  •
  development of solar power projects, including interconnection fees and permitting costs;

  •
  project management and engineering;

  •
  EPC (consisting of costs of the components of solar power system other than solar modules, such as inverters, electrical and mounting hardware, trackers, grid interconnection equipment, wiring and other devices);

  •
  interest capitalized for solar power projects during construction period; and

  •
  site-specific costs.

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

  Electricity Generation Segment

        The cost of revenues of our electricity generation segment consists primarily of the costs of:

  •
  depreciation and amortization of solar projects equipment and facilities;

  •
  labor, including salaries and benefits for operational and maintenance personnel; and

  •
  other operational and maintenance costs of solar power projects.

  Gross Profit/Gross Margin

        Our gross profit is affected by a number of factors, including the success of and contribution from all three of our operating segments, the average selling price of our solar power products, our product mix, loss on firm purchase commitments under long-term supply agreements, and our ability to cost-effectively manage our supply chain.

  Operating Expenses

        Our operating expenses include selling expenses, general and administrative expenses, and research development expenses. Our operating expenses decreased in 2013, increased in 2014 and 2015. We expect our operating expenses to increase as our net revenues grow in the future. On a percentage basis, however, we expect our operating expenses to remain constant with the growth of our operations.

  Selling Expenses

        Selling expenses consist primarily of salaries and benefits, transportation and customs expenses for delivery of our products, sales commissions for our sales personnel and sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling expenses decreased in 2013, increased in 2014 and increased in 2015. We expect as we increase our sales volumes in the future, our selling expenses will increase as we hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees and insurance fees. Our general and administrative expenses decreased in 2013, increased in 2014 and increased in 2015. We expect our general and administrative expenses to increase to support the anticipated growth of our business.

  Research and Development Expenses

        Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. In 2013, 2014 and 2015, our research and development expenses accounted for 0.7%, 0.4% and 0.5% of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

  Share-based Compensation Expenses

        Under our share incentive plan, as of December 31, 2015, we had outstanding:

  •
  675,709 stock options;

  •
  349,500 restricted shares; and

  •
  1,311,410 restricted share unit.

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

        For the year ended December 31, 2015, we recorded share-based compensation expenses of approximately $6.0 million, compared to approximately $5.1 million for the year ended December 31, 2014. We have categorized these share-based compensation expenses in our:

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

	Years Ended December 31,
	2013		2014		2015
	(In thousands of $, except for percentages)
Share-based compensation expenses included in:
Cost of revenues	740	16.4%	807	15.9%	697	11.7%
Selling expenses	760	16.9	974	19.1	1,088	18.2
General and administrative expenses	2,661	59.0	3,008	59.1	3,889	65.2
Research and development expenses	347	7.7	298	5.9	292	4.9

Total share-based compensation expenses	4,508	100.0%	5,087	100.0%	5,966	100.0%

        We expect to incur additional share-based compensation expenses as we expand our operations.

  Interest Expense

        Interest expense consists primarily of interest incurred with respect to our short and long-term borrowings from Chinese commercial banks, borrowings from international banks and $150 million convertible senior notes issued in February 2014.

  Gain (Loss) on Change in Fair Value of Derivatives

        We have entered into foreign currency derivatives to hedge part of the risks of our expected cash flows, mainly in Japanese yen, Euros, Canadian dollars and Renminbi. We had a gain on the change in fair value of derivatives in our 2013 and 2014 associated with our hedging activities. In 2015, we had a loss on the change in fair value of derivatives of $12.2 million, which included a $3.7 million loss on change in fair value of foreign currency derivatives, a $8.9 million loss on change in fair value of warrants and a $0.4 million gain in change in fair value of interest rate swap/swaption contracts. The warrants were issued in conjunction with the $180 million in financing arranged by Credit Suisse AG, Singapore Branch, or Credit Suisse, in the fourth quarter of 2015. These warrants can be settled in cash at the discretion of the holder and as a result they are derivative liabilities that were recorded at fair value at issuance and subsequently marked to market at the end of each reporting period.

  Income Tax Expense

        We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

        We are governed by the CBCA, a federal statute of Canada and are registered to carry on business in Ontario. This subjects us to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rates were all 26.5% for the years ended 2013, 2014 and 2015.

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. Our major operating subsidiaries, CSI Solartronics, CSI New Energy Holding, CSI Cells, CSI Luoyang Manufacturing, CSI Technologies and CSI Changshu Manufacturing, are subject to taxation in China. Certain of these subsidiaries once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5%. However, these benefits have now expired. In 2015, only our partially owned subsidiary, Suzhou Sanysolar, which was recognized as an HNTE and satisfied applicable statutory requirements, enjoyed a reduced enterprise income tax rate of 15%. As most of the preferential tax benefits enjoyed by our PRC subsidiaries expired, their effective tax rates increased significantly.

        The EIT Law provides that enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (a) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (b) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income.

        Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider the undistributed earnings of our PRC subsidiaries (approximately $197.6 million as of December 31, 2015) to be indefinitely reinvested in China, and, consequently, we have made no provision for withholding taxes for those amounts.

Critical Accounting Policies

        We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (a) the reported amounts of our assets and liabilities, (b) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (c) the reported amounts of revenues and expenses during each fiscal period. We regularly evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        When reviewing our financial statements, the following should be considered: (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

  Revenue Recognition

  Module Segment

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

        As of December 31, 2013, 2014 and 2015, we had inventories of $8.2 million, $7.5 million and $7.3 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered products remain as inventories on our consolidated balance sheets, regardless of whether title has been transferred. In such cases, we recognize revenues, adjust inventories and recognize cost of revenues when payment is collected from customers.

        Our revenues from sales to customers are recorded net of estimated returns. We periodically accrue an estimate for sales returns at the time of sale using our judgment based on historical results and anticipated returns as a result of current period sales. As of December 31, 2013, 2014 and 2015, we had a sales return reserve of $0.2 million, $0.1 million and nil, respectively. To the extent actual returns differ from these estimates, revisions may be required.

        We enter into toll manufacturing arrangements in which we receive cells and returns finished modules. In such cases, the title of the cells received and risk of loss remains with the seller. As a result, we do not recognize inventory on the consolidated balance sheets. We recognize a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2013, 2014 and 2015, we recognized revenue of $14.0 million, $16.6 million and $6.8 million, respectively, under the toll manufacturing arrangements.

  Energy Development Segment

        We use the percentage-of-completion method to recognize revenues for which we provide EPC services and development services, unless we cannot make reasonably dependable estimates of the costs to complete the contract, in which case we would use the completed contract method. The percentage-of-completion method is considered appropriate in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist: (a) contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement; (b) the buyer can be expected to satisfy all obligations under the contract; and (c) the contractor can be expected to perform all contractual obligations. We use the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. We periodically revise our profit estimates based on changes in facts, and immediately recognize any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. We recognize job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power projects as required by the engineering design. The construction periods normally extend beyond six months and less than one year.

        The percentage-of-completion method of revenue recognition requires us to make estimates of net contract revenues and costs to complete contracts. In making such estimates, management judgments are required to evaluate significant assumptions including the amount of net contract revenues, the cost of materials and labor, expected labor productivity, the impact of potential variances in schedule completion, and the impact of any penalties, claims, change orders, or performance incentives.

        If estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which revisions to the estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

        We recognize revenue from the sale of project assets in accordance with Accounting Standards Codification, or ASC, 360-20, Real Estate Sales. For these transactions, we have determined that the project assets, which represent the costs of constructing solar power projects, represent "integral" equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate Sales. We record the sale as revenue using one of the following revenue recognition methods, based upon evaluation of the substance and form of the terms and conditions of such real estate sales arrangements: (i) Full accrual method. We record revenue for certain sales arrangements after construction of discrete portions of a project or after the entire project is substantially complete. We recognize revenue and profit using the full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) we have transferred the usual risk and rewards of ownership to the buyer. Specifically, we consider the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and we do not have any substantial continuing involvement with the project. (ii) Percentage-of-completion method. We apply the percentage-of-completion method, as further described below, to certain real estate sales arrangements where we convey control of land or land rights, (a) when a sale has been consummated; (b) we have transferred the usual risks and rewards of ownership to the buyer; (c) the initial and continuing investment criteria have been met; (d) we have the ability to estimate its costs and progress toward completion, and (e) all other revenue recognition criteria have been met. The initial and continuing investment requirements, which demonstrate a buyer's commitment to honor their obligations for the sales arrangement, can typically be met through the receipt of cash or an irrevocable letter of credit from a highly creditworthy lending institution. When evaluating whether the usual risks and rewards of ownership have transferred to the buyer, we consider whether we have or may be contingently required to have any prohibited forms of continuing involvement with the project. Prohibited forms of continuing involvement in a real estate sales arrangement may include us retaining risks or rewards associated with the project that are not customary with the range of risks or rewards that an EPC contractor may assume. (iii) Installment method. Depending on whether the initial and continuing investment requirements have been met, and whether collectability from the buyer is reasonably assured, we may align our revenue recognition and release of project assets or deferred project costs to cost of sales with the receipt of payment from the buyer if the sale has been consummated and we have transferred the usual risks and rewards of ownership to the buyer. (iv) Financing method. On occasionally we sell an interest in the project assets to a third party with an option to repurchase those assets in the future. We consider that there are continuing involvements in the projects, and thus no profit or sales is recognized. All the project assets remain on our consolidated balance sheets. The total proceeds from the buyers are reflected as other non-current liabilities on the consolidated balance sheets. The buyer's shares of earnings in the projects, during each period are reflected as interest expenses with a corresponding increase to the respective financing liabilities. Further distributions from the partnership are reflected as a decrease to the other non-current liabilities. As of December 31, 2015, we recorded $3.2 million included in other non-current liabilities on the consolidated balance sheet. There were no distributions during the year ended December 31, 2015.

        During 2015, we recognized $557.1 million and $0.9 million of revenue from the sale of solar power projects using the full accrual method and percentage-of-completion method, respectively.

        We allocate revenue for transactions involving multiple-element arrangements to each unit of accounting on a relative fair value basis. We estimate fair value on each unit of accounting on the following basis (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, management's best estimate of the selling price for that unit of accounting is used. We recognize revenue for each unit of accounting when the revenue recognition criteria have been met.

  Electricity Generation Segment

        Electricity revenue is generated primarily from various non-affiliated parties under long-term PPAs and performance based energy incentives. We recognize electricity revenue when persuasive evidence of an arrangement exists, electricity has been generated and transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

        Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity. We recognize performance-based energy incentives of electricity revenue generated from solar power systems when the condition attached to it has been met and there is reasonable assurance that the grant will be received. During the year ended December 31, 2015, we recognized government subsidy of $16.1 million related to electricity generated from solar power systems in revenue.

        Certain PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating Leases. Minimum lease payments are recognized over the term of the lease and contingent rents are recorded when the achievement of the contingency becomes probable in accordance with the U.S. GAAP. None of our operating leases have minimum lease payments, so revenue from these contracts is recognized as energy and any related renewable energy attributes are delivered. During the year ended December 31, 2015, the total lease income recognized was $6.1 million related to PPAs.

  Warranty Costs

        Before June 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, we have increased our warranty against defects in materials and workmanship to six years. Effective June 1, 2015, we guarantee that, for a period of 25 years, our polycrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective June 1, 2015, we guarantee that, for a period of 25 years, our monocrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of year 25, the actual power output of the module will be no less than 80.2% of the labeled power output.

        In addition, effective January 1, 2015, we lengthened the warranty against decline in our Dymond modules to 30 years. We guarantee that, for a period of 30 years, our Dymond modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from year 2 to year 29, the actual annual power output decline will be no more than 0.5%; and

  •
  by the end of year 30, the actual power output of the module will be no less than 83% of the labeled power output.

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

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in our consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, we will reclassify that portion of the receivable as being current. The insurance receivable amounts were $43.4 million and $56.6 million at the end of 2014 and 2015, respectively, and were included as a component of other non-current assets.

        We made downward adjustments to our accrued warranty costs of $9.1 million and other non-current assets of $5.0 million, for the year ended December 31, 2015, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $(16.5) million, $18.6 million and $15.9 million are included in cost of revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

  Impairment of Long-lived Assets

        We assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. We recorded impairment charges of $3.7 million, $1.6 million and $7.0 million related to the write-down of mono-crystalline ingot furnaces in 2013, wafer sorting machine and other fixed assets in China in 2014 and certain idle assets in China and Canada in 2015, respectively.

  Allowance for Doubtful Accounts

        We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We establish allowances for doubtful accounts primarily based upon the age of our receivables and factors surrounding the credit risk of specific customers. As of December 31, 2013, 2014 and 2015, an allowance for doubtful accounts receivable of $38.5 million, $31.8 million and $28.2 million, respectively, was established for certain customers for whom management sees a credit risk on the collection of accounts receivable balances. The allowance for doubtful accounts receivable as of December 31, 2013, 2014 and 2015 included $19.2 million, $14.8 million and $14.0 million, respectively, relating to one customer in China with severe liquidity issues. We began purchasing insurance from Sinosure since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. We establish allowances for all doubtful accounts according to our allowance policy regardless of whether such accounts are covered by Sinosure insurance. For the amounts recoverable from Sinosure, we recorded $0.5 million, $0.6 million and $0.4 million in prepaid expenses and other current assets as of December 31, 2013, 2014 and 2015, respectively.

        With respect to advances to suppliers, primarily suppliers of solar cells, solar wafers and silicon raw materials, we perform ongoing credit evaluations of their financial condition. We generally do not require collateral or security against advances to suppliers, as they tend to be recurring supply partners. However, we maintained a reserve for potential credit losses for advances to suppliers as of December 31, 2013, 2014 and 2015 of $40.0 million, $37.7 million and $28.6 million, respectively. The reserves as of December 31, 2015 include allowances on advances to a UMG-Si supplier of $9.1 million and allowances on advances to Deutsche Solar of $14.6 million.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Cost of inventories consists of direct materials and, where applicable, direct labor costs, tolling costs and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

        Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated market value based on historical and forecast demand. The write-down of inventories for the years ended December 31, 2013, 2014 and 2015 were $0.7 million, $17.0 million and $23.0 million, respectively.

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

  Project Assets

        Project assets consist primarily of capitalized costs relating to solar power projects in various stages of development prior to the intended sale of the solar power projects to a third party. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power system. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, solar modules and related equipment. Interest costs incurred on debt during the construction phase and all deferred financing costs amortized during the construction phase are also capitalized within project assets.

        Solar power projects were preliminarily classified as solar power systems unless we have intention to sell them to third parties. In that case, they will be classified as project assets on the balance sheets. During the development phase, these solar power projects are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estates. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed and the sale will occur within one year.

        Once the development of the solar power projects is substantially complete and the projects reach Commercial Operation Date, or COD, appropriateness of the classification of project assets is assessed based on the circumstances at that time. Solar power projects that we intend to sell to third parties are transferred from solar power systems to project assets during the period. Solar power projects that we intend to hold and operate to generate electricity income are still classified as solar power systems.

        Project assets are classified as current assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met.

        We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We consider a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. We examine a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjust the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. We recorded impairment charges for project assets of $1.6 million, $2.3 million and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

        The cash flows associated with the acquisition, construction, and sale of projects assets are classified as operating activities in the consolidated statements of cash flows. Project assets are often held in separate legal entities which are formed for the special purpose of constructing the project assets, which we refer to as "project companies". We consolidate project companies as described in Note 2 "Summary of Principal Accounting Policies—(b) Basis of consolidation" to our consolidated financial statements for the year ended December 31, 2015 included in this annual report on Form 20-F. The cash paid to the non-controlling interest in connection with disposal of such project companies was recorded as a financing activity in the consolidated statement of cash flows.

        We do not depreciate the project assets, when they are considered held for sale. Any revenue generated from a solar power system connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. If circumstances change, and we will begin to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to property, plant and equipment. In 2015, we determined to expand our business model to both building and selling and building and operating certain projects. As a result, project assets amounted $347.2 million were reclassified to solar power systems.

  Income Taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry-forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. We have recognized a valuation allowance of $53.0 million and $56.0 million as of December 31, 2014 and 2015, respectively.

        Current income taxes are provided for in accordance with the laws of the relevant taxing jurisdictions. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

        Income tax expense includes (a) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (b) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (c) non-current tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior periods and not settled with cash or other tax attributes. We only recognize tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. We record penalties and interests associated with the uncertain tax positions as a component of income tax expense.

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are still in the process of assessing the potential financial impact the adoption will have to us.

        In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. We are still in the process of assessing the potential financial impact to us.

        In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We plan to adopt the new standard for the year beginning January 1, 2016 retrospectively, and do not expect the adoption to have a significant net impact on the financial statements.

        In July, 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. We plan to adopt the new standard for the year beginning January 1, 2016, and are still in the process of assessing the potential financial impact to us.

        In September 2015, the FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. We have early adopted the new standard during the fourth quarter of 2015, which did not have a significant impact on the financial statements.

        In November 2015, the FASB issued ASU 2015-17 as part of its simplification initiative. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. We plan to adopt the new standard for the year beginning January 1, 2016 retrospectively, and do not expect the adoption to have a significant net impact on the financial statements.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. We are still evaluating the impact ASU 2016-01 will have on the consolidated financial statements and associated disclosures.

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. We are currently evaluating the impact of the adoption this standard on the financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating the impact of the standard on the financial statements.

Results of Operations

        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2013		2014		2015
	(in thousands of $, except percentages)
Net revenues	$1,654,356	100.0%	$2,960,627	100.0%	$3,467,626	100.0%
Module segment	1,483,751	89.7%	2,034,626	68.7%	2,672,689	77.1%
Energy development segment	322,927	19.5%	1,210,036	40.9%	947,188	27.3%
Electricity generation segment	1,327	0.1%	2,863	0.1%	32,059	0.9%
Elimination	(153,649)	(9.3)%	(286,898)	(9.7)%	(184,310)	(5.3)%
Cost of revenues	1,378,661	83.3%	2,379,633	80.4%	2,890,856	83.4%
Module segment	1,298,949	78.5%	1,721,474	58.1%	2,277,904	65.7%
Energy development segment	233,159	14.1%	929,741	31.4%	760,283	21.9%
Electricity generation segment	564	0.0%	2,020	0.1%	18,668	0.5%
Elimination	(154,011)	(9.3)%	(273,602)	(9.2)%	(165,999)	(4.7)%
Gross profit	275,695	16.7%	580,994	19.6%	576,770	16.6%
Module segment	184,802	11.2%	313,152	10.6%	394,785	11.4%
Energy development segment	89,768	5.4%	280,295	9.5%	186,905	5.4%
Electricity generation segment	763	0.0%	843	0.0%	13,391	0.4%
Elimination	362	0.1%	(13,296)	(0.5)%	(18,311)	(0.6)%
Operating expenses:
Selling expenses	88,426	5.3%	125,797	4.2%	149,710	4.3%
General and administrative expenses	44,768	2.7%	76,826	2.6%	162,633	4.7%
Research and development expenses	11,685	0.7%	12,057	0.4%	17,056	0.5%
Total operating expenses	144,879	8.8%	214,680	7.3%	329,399	9.5%
Income from operations	130,816	7.9%	366,314	12.4%	247,371	7.1%
Other income (expenses)
Interest expense	(46,244)	(2.8)%	(48,906)	(1.7)%	(54,148)	(1.6)%
Interest income	11,973	0.7%	14,363	0.5%	16,831	0.5%
Gain (loss) on change in fair value of derivatives	10,764	0.7%	19,656	0.7%	(12,196)	(0.4)%
Investment income	—	—%	—	—%	2,342	0.1%
Foreign exchange gain (loss)	(51,469)	(3.1)%	(32,219)	(1.1)%	22,882	0.7%
Others	428	0.03%	1,623	0.1%	389	0.0%
Income before income taxes and equity in earnings (loss) of unconsolidated investees	56,268	3.4%	320,831	10.9%	223,471	6.4%
Income tax expense	(7,639)	(0.5)%	(77,431)	(2.6)%	(49,512)	(1.4)%
Equity in earnings (loss) of unconsolidated investees	(3,064)	(0.2)%	487	0.0%	(643)	0.0%
Net income	45,565	2.8%	243,887	8.2%	173,316	5.0%
Less: Net income attributable to non-controlling interests	13,906	0.8%	4,385	0.1%	1,455	0.0%
Net income attributable to Canadian Solar Inc.	31,659	1.9%	239,502	8.1%	171,861	5.0%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

        Net Revenues.    Our total net revenues increased by $507.0 million, or 17.1%, from $2,960.6 million for the year ended December 31, 2014 to $3,467.6 million for the year ended December 31, 2015. The increase was primarily due to higher shipments from our module segment from 2,436 MW for the year ended December 31, 2014 to 4,085 MW for the year ended December 31, 2015, partially offset by a decrease in the average selling price of our solar modules and a decrease in revenue contribution from sales of solar power projects. In the year ended December 31, 2015, Europe and others accounted for 9.6% of our net revenues, while the Americas contributed 50.5% and Asia contributed 39.9%. Our top five customers by revenues collectively accounted for 26.8% of our net revenues in the year ended December 31, 2015.

  •
  Solar Modules.  Revenues generated from our module segment increased by $638.1 million, or 31.4%, from $2,034.6 million for the year ended December 31, 2014 to $2,672.7 million for year ended December 31, 2015. The increase was primarily due to an increase of $1,111.4 million attributable to the 72.5% increase in shipments of our solar modules, partially offset by a decrease of $341.9 million attributable to the 12.9% decline in average selling price of our solar modules.

    Our total solar module shipments were 4,384 MW for the year ended December 31, 2015, an increase of 55.9% from 2,813 MW for the year ended December 31, 2014. Shipments to non-European markets increased by 1,391.0 MW from 2,453.9 MW for the year ended December 31, 2014 to 3,844.9 MW for the year ended December 31, 2015, primarily to customers in India and China. Shipments to European markets increased by 180.2 MW from 358.7 MW for the year ended December 31, 2014 to 538.9 MW for the year ended December 31, 2015.

    The average selling price of our solar modules declined from $0.67 for the year ended December 31, 2014 to $0.58 for the year ended December 31, 2015. The decline was primarily due to the supply of solar products exceeding demand, change in the geographic mix of revenues and the depreciation of the Canadian dollar, Euro, Japanese yen and Renminbi against the US dollar.

  •
  Energy Development.   Revenues generated from our solar project segment decreased by $262.8 million, or 21.7%, from $1,210.0 million for the year ended December 31, 2014 to $947.2 million for the year ended December 31, 2015. This decrease was primarily due to a decrease in sales of solar power projects of $333.9 million, though partially offset by a $69.7 million increase in revenue from project development services.

  •
  Electricity Generation.   Revenues generated from our electricity generation segment increased by $29.2 million, or 1,019.8%, from $2.9 million for the year ended December 31, 2014 to $32.1 million for the year ended December 31, 2015. This increase was primarily due to an increase in the number of solar power plants which we own and operate.

        Cost of Revenues.    Our total cost of revenues increased by $511.2 million, or 21.5%, from $2,379.6 million for the year ended December 31, 2014 to $2,890.9 million for the year ended December 31, 2015. The increase was primarily due to increased shipments from our module segment, growth of our electricity generation segment, partially offset by lower manufacturing costs of solar modules and a decrease in sales of solar power projects. Total cost of revenues as a percentage of total net revenues slightly increased from 80.4% for the year ended December 31, 2014 to 83.4% for the year ended December 31, 2015.

  •
  Solar Modules.  Cost of revenues incurred by our module segment increased by $556.4 million, or 32.3%, from $1,721.5 million for the year ended December 31, 2014 to $2,277.9 million for the year ended December 31, 2015. This increase was primarily due to increased shipments from our module segment, partially offset by lower solar module manufacturing costs. Our total manufacturing costs in China, including purchased polysilicon, wafers and cells was $0.40 per watt in December 2015.

    In addition, in the year ended December 31, 2015, approximately $111.9 million of cash deposits we made relating to countervailing and anti-dumping rulings in the U.S. were charged to our cost of revenues.

  •
  Energy Development.  Cost of revenues incurred by our solar project segment decreased by $169.5 million, or 18.2%, from $929.7 million for the year ended December 31, 2014 to $760.3 million for the year ended December 31, 2015. This decrease was primarily due to fewer projects sold, though partially offset by an increase in revenue from project development services.

  •
  Electricity Generation.  Cost of revenues incurred by our electricity generation segment increased by $16.6 million, or 824.2%, from $2.0 million for the year ended December 31, 2014 to $18.7 million for the year ended December 31, 2015. This increase was in line with the increase in revenue generated from our electricity generation segment.

        Gross Profit.    As a result of the foregoing, our total gross profit decreased by $4.2 million, or 0.7%, from $581.0 million for the year ended December 31, 2014 to $576.8 million for the year ended December 31, 2015. Our total gross margin decreased from 19.6% for the year ended December 31, 2014 to 16.6% for the year ended December 31, 2015.

  •
  Solar Modules.  Gross profit for our module segment increased by $81.6 million, or 26.1%, from $313.2 million for the year ended December 31, 2014 to $394.8 million for the year ended December 31, 2015, primarily due to increased solar module shipments and continued decrease in our solar module manufacturing costs, partially offset by the decrease in the average selling price of our solar modules as well as charges relating to the countervailing and anti-dumping rulings. Gross margin decreased from 15.4% for the year ended December 31, 2014 to 14.8% for the year ended December 31, 2015, primarily due to a decrease in the average selling price of our solar modules, though partially offset by a decrease in our solar module manufacturing costs.

  •
  Energy Development.  Gross profit for our solar project segment decreased by $93.4 million, or 33.3%, from $280.3 million for the year ended December 31, 2014 to $186.9 million for the year ended December 31, 2015, primarily due to the decrease in sales of solar power projects. Gross margin decreased from 23.2% for the year ended December 31, 2014 to 19.7% for the year ended December 31, 2015, primarily attributable to lower margins from the sales of solar power projects.

  •
  Electricity Generation.  Gross profit for our energy generation segment increased by $12.5 million, or 1,488.5%, from $0.8 million for the year ended December 31, 2014 to $13.4 million for the year ended December 31, 2015, primarily due to the increased number of solar power plants which we own and operate. Gross margin increased from 29.4% for the year ended December 31, 2014 to 41.8% for the year ended December 31, 2015, primarily due to higher margins generated from our solar power projects in North America and Europe.

        Operating Expenses.    Our operating expenses increased by $114.7 million, or 53.4%, from $214.7 million for the year ended December 31, 2014 to $329.4 million for the year ended December 31, 2015. Operating expenses as a percentage of our total net revenues increased from 7.3% for the year ended December 31, 2014 to 9.5% for the year ended December 31, 2015.

        Selling Expenses.    Our selling expenses increased by $23.9 million, or 19.0%, from $125.8 million for the year ended December 31, 2014 to $149.7 million for the year ended December 31, 2015. The increase was primarily due to a $17.3 million increase in shipping and handling expenses and a

$8.7 million increase in external sales commissions. Selling expenses as a percentage of our net total revenues slightly increased from 4.2% for the year ended December 31, 2014 to 4.3% for the year ended December 31, 2015.

        General and Administrative Expenses.    Our general and administrative expenses increased by $85.8 million, or 111.7%, from $76.8 million for the year ended December 31, 2014 to $162.6 million for the year ended December 31, 2015. The increase was primarily due to (a) the consolidation of Recurrent's general and administrative expenses of $29.5 million, (b) a $20.8 million charge related to the LDK arbitration case, (c) a 5.4 million increase in impairment for property, plant and equipment and (d) a $12.2 million increase in bad debt expenses. General and administrative expenses as a percentage of our total net revenues increased from 2.6% for the year ended December 31, 2014 to 4.7% for the year ended December 31, 2015.

        Research and Development Expenses.    Our research and development expenses increased by $5.0 million, or 41.5%, from $12.1 million for the year ended December 31, 2014 to $17.1 million for the year ended December 31, 2015. Research and development expenses as a percentage of our total net revenues were 0.4% for the year ended December 31, 2014 and 0.5% for the year ended December 31, 2015.

        Interest Expense, Net.    Our interest expense, net, increased by $2.8 million, or 8.0%, from $34.5 million for the year ended December 31, 2014 to $37.3 million for the year ended December 31, 2015. Interest expense increased by $5.2 million, or 10.7%, from $48.9 million for the year ended December 31, 2014 to $54.1 million for the year ended December 31, 2015. Interest income increased by $2.5 million, or 17.2%, from $14.4 million for the year ended December 31, 2014 to $16.8 million for the year ended December 31, 2015.

        Gain/(Loss) On Change in Fair value of Derivatives.    We recorded a loss of $12.2 million on change in fair value of derivatives for the year ended December 31, 2015, compared to a gain of $19.7 million for the year ended December 31, 2014. The loss on change in fair value of derivatives for the year ended December 31, 2015 were primarily due to a $8.9 million loss on change in fair value of warrants and a $3.7 million loss on change in fair value of foreign currency derivatives. The warrants were issued in conjunction with the $180 million financing arranged by Credit Suisse in the fourth quarter of 2015. These warrants can be settled in cash at the discretion of the holder and as a result they are liability derivatives that were recorded at fair value at issuance and subsequently marked to market at the end of each reporting period. The loss on change in fair value of foreign currency derivatives for the year ended December 31, 2015 was attributable to loss on foreign currency forward contracts that we purchased to hedge part of the impact of changes in exchange rates of foreign currencies, mainly the Canadian dollar, Renminbi and Japanese yen.

        Foreign Exchange Gain/(Loss).    We recorded a foreign exchange gain of $22.9 million for the year ended December 31, 2015, compared to a loss of $32.2 million for the year ended December 31, 2014. The gain for the year ended December 31, 2015 was primarily due to the depreciation of the Renminbi and Canadian dollar against the U.S. dollar.

        Income Tax Expense.    We recorded an income tax expense of $49.5 million for the year ended December 31, 2015, compared to $77.4 million for the year ended December 31, 2014. The decrease in income tax provision in 2015 was primarily due to our lower profit before income tax.

        Equity in Earnings/(Loss) of Unconsolidated Investees.    Our share of the earnings of unconsolidated investees was net loss of $0.6 million for the year ended December 31, 2015, compared to net earnings of $0.5 million for the year ended December 31, 2014.

        Net Income Attributable to Non-Controlling Interest.    The net income attributable to non-controlling interest is the share of net income attributable to the interests of non-controlling shareholders in certain of our subsidiaries in Canada, China, Germany, Japan and the U.S. In many cases, we acquire or establish project companies in which third parties hold minority equity interests, which are reported as non-controlling interests in our consolidated financial statements. When the projects are sold to third parties, we allocate the percentage attributable to non-controlling interests accordingly. No net income was generated in connection with the sale of project assets which was attributable to non-controlling interests for the year ended December 31, 2015.

        Net Income Attributable to Canadian Solar Inc.    As a result of the foregoing, we recorded net income of $171.9 million for the year ended December 31, 2015, which was a decrease of $67.6 million, or 28.2%, compared to our net income of $239.5 million for the year ended December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        Net Revenues.    Our total net revenues increased by $1,306.3 million, or 79.0%, from $1,654.4 million for the year ended December 31, 2013 to $2,960.6 million for the year ended December 31, 2014. The increase was primarily due to an increase in revenue contribution from our energy development and electricity generation segment, combined with higher shipments from our module segment from 1,809 MW in 2013 to 2,436 MW in 2014.

  •
  Solar Modules.  Revenues generated from our module segment increased by $550.9 million, or 37.1%, from $1,483.8 million in 2013 to $2,034.6 million in 2014. The increase was primarily due to an increase of $404.5 million attributed to the 35.9% increase of shipments of our solar modules.

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

  •
  Energy Development.   Revenues generated from our energy development segment increased by $887.1 million, or 274.7%, from $322.9 million in 2013 to $1,210.0 million in 2014. The increase was primarily due to increases in revenue from both sales of solar power projects and EPC services.

  •
  Electricity Generation.   Revenues generated from our electricity generation segment increased by $ 1.5 million, or 115.7%, from $1.3 million for the year ended December 31, 2013 to $2.9 million for the year ended December 31, 2014. This increase was primarily due to an increase in the number of projects in operation.

        Cost of Revenues.    Our cost of revenues increased by $1,001.0 million, or 72.6%, from $1,378.7 million in 2013 to $2,379.6 million in 2014. The increase was primarily due to further growth of our energy development and electricity generation segments and increased shipments from our module segment. Cost of revenues as a percentage of total net revenues decreased from 83.3% in 2013 to 80.4%.

  •
  Solar Modules.  Cost of revenues incurred by our module segment increased by $422.5 million, or 32.5%, from $1,298.9 million for the year ended December 31, 2013 to $1,721.5 million for the year ended December 31, 2014. This increase was primarily due to increased shipments from our module segment, partially offset by lower solar module manufacturing costs. Our total manufacturing costs in China, including purchased polysilicon, wafers and cells was $0.48 per watt for the year ended December 31, 2014.

  •
  Energy Development.  Cost of revenues incurred by our solar project segment increased by $696.6 million, or 298.8%, from $233.2 million for the year ended December 31, 2013 to

    $929.7 million for the year ended December 31, 2014. The increase was in line with the increase in revenue generated from our energy development segment.

  •
  Electricity Generation.  Cost of revenues incurred by our electricity generation segment increased by $1.5 million, or 258.2%, from $0.6 million for the year ended December 31, 2013 to $2.0 million for the year ended December 31, 2014. This increase was in line with increase in revenue generated from our electricity generation segment.

        Gross Profit.    As a result of the foregoing, our gross profit increased by $305.3 million, or 110.7%, from $275.7 million in 2013 to $581.0 million in 2014. Our gross profit margin increased from 16.7% in 2013 to 19.6% in 2014, primarily due to the increased contribution of our higher margin energy development and electricity generation segments, increased shipments from our module segment and continued decrease in our solar module manufacturing costs, partially offset by cash deposits of approximately $36.0 million related to countervailing and anti-dumping rulings in the U.S that were charged to our cost of revenues. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings."

  •
  Solar Modules.  Gross profit for our module segment increased by $128.4 million, or 69.5%, from $184.8 million for the year ended December 31, 2013 to $313.2 million for the year ended December 31, 2014, primarily due to increased shipments from our module segment and continued decrease in our solar module manufacturing costs, partially offset by the charges relating to the countervailing and anti-dumping rulings. Gross margin increased from 12.5% for the year ended December 31, 2013 to 15.4% for the year ended December 31, 2014, primarily due to continued decreases in our solar module manufacturing costs.

  •
  Energy Development.  Gross profit for our solar project segment increased by $190.5 million, or 212.2%, from $89.8 million for the year ended December 31, 2013 to $280.3 million for the year ended December 31, 2014, primarily due to increased sales of solar power projects and provision of EPC services. Gross margin decreased from 27.8% for the year ended December 31, 2013 to 23.2% for the year ended December 31, 2014, primarily due to lower margins from the sales of solar power projects.

  •
  Electricity Generation.  Gross profit for our energy generation segment increased by $0.1 million, or 10.5%, from $0.8 million for the year ended December 31, 2013 to $0.8 million for the year ended December 31, 2014, primarily due to the increased number of solar power projects we own and operate. Gross margin decreased from 57.5% for the year ended December 31, 2013 to 29.4% for the year ended December 31, 2014, primarily due to lower margins generated from our operating solar power projects in China.

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

        Net Income Attributable to Non-Controlling Interest.    The net income attributable to non-controlling interest is the share of net income attributable to the interests of non-controlling shareholders in certain of our subsidiaries in Canada, China, Germany, Japan and the U.S. In many cases, we acquire or establish project companies in which third parties hold minority equity interests, which are reported as non-controlling interests in our consolidated financial statements. When the projects are sold to third parties, we allocate the percentage attributable to non-controlling interests accordingly. The amounts of net income generated in connection with the sale of project assets which was attributable to non-controlling interests was $4.4 million in 2014 and $13.9 million in 2013.

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

        Our energy development and electricity generation segments required increased funding and use of working capital in 2015 and are expected to continue to require significant funding and use of working capital in the future. The time cycles of our solar power project development and operation can vary substantially and take many years. As a result, we may need to make significant up-front investments of resources before the collection of any cash from the sale or operation of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal and other expenses. In addition, we may have to use our existing bank facilities to finance the construction of these solar power projects. Depending on the size and number of solar power projects that we are developing and self-financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our solar power projects which we are self-financing could also impact our liquidity.

        In 2015, we financed our operations primarily through cash flows from operations, short-term and long-term borrowings and proceeds from offerings of common shares. As of December 31, 2015, we had $553.1 million in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less.

        As of March 31, 2016, we had contractual credit lines with an aggregate limit of approximately $2,905.9 million, of which $1,035.6 million had been drawn down with due dates beyond December 31, 2016 and $1,012.7 million had been drawn down with due dates before December 31, 2016. In addition, we had non-binding credit lines of approximately $527.1 million, of which $347.9 million had been drawn down with due dates before December 31, 2016, $60.0 million had been drawn down with due dates beyond December 31, 2016 and $119.2 million was subject to the lenders' discretion upon request for additional draw downs. Non-binding credit lines represent non-legally binding facility limits granted by lenders, which can be changed unilaterally by the lenders.

        As of March 31, 2016, we had approximately $818.2 million of long-term borrowings (non-current portion), of which $769.1 million was secured by equity, current assets, project assets and property, plant and equipment, and $128.7 million of long-term borrowings (current portion), of which $117.1 million was secured by equity, property, plant and equipment and project assets. As of March 31, 2016, we had approximately $1,138.1 million of short-term borrowings, of which $846.8 million was secured by restricted cash, inventory, land use rights, equity, project assets and property, plant and equipment. The long-term borrowings (non-current portion) will mature during the period from the second quarter of 2017 to the first quarter of 2036 and bear interests ranging from nil to 9.11% per annum. The long-term borrowings (current portion) and the short-term borrowings will mature during 2016 through the first quarter of 2017 and bear interests ranging from nil to 13.0% per annum. Our bank lines contain no specific extension terms but, historically, we have been able to obtain new short-term borrowings with similar terms shortly before they mature.

        On May 20, 2013, we entered into a RMB270 million loan agreement with China Development Bank. The loan facility has a fifteen-year maturity, including a grace period of one year and was used to finance the construction of a 30 MW solar power project and its ancillary facility in the western part of China, which was completed in December 2013.

        On December 4, 2013, we entered into a $40 million loan agreement with Harvest North Star Capital, which was amended and restated in November 2014 and in September 2015. The loan facility is used to finance the development of several ground-mounted solar power projects totaling approximately 153.2 MW DC in Japan.

        In February 2014, we completed an offering of our common shares and convertible senior notes. Pursuant to the offering, we sold 3,194,700 common shares at a price of $36.00 per share and $150 million aggregate principal amount of 4.25% convertible senior notes. We received aggregate net proceeds of approximately $255.7 million from these offerings, after deducting discounts and commissions, but before offering expenses. The proceeds were used for general corporate purposes, including expanding manufacturing capacity, the development of solar power projects and working capital. In January 2016, we bought back $15 million convertible senior notes at weighted average price of $85.13 per $100 par value.

        In May 2015, we signed a $210.0 million three-year term loan agreement and a $40.0 million one-year letter of credit facility agreement with China Minsheng Bank. This loan facility was primarily used to finance the acquisition of Recurrent and the construction of the utility-scale solar projects in the United States.

        In May 2015, we closed a £35.0 million ($51.7 million) project financing facility with Investec Bank plc for a portfolio of four operating solar power plants with installed capacities totaling 40.2 MW in the United Kingdom.

        In June 2015, we signed a credit agreement pursuant to which Deutsche Bank AG, Canada Branch agreed to provide C$71.6 million ($51.8 million) of non-recourse, short-term construction financing for the construction of two solar power plants with a capacity of 10 MW AC each in Ontario, Canada. The two power plants commenced commercial operation in the second half of 2015.

        In September 2015, we closed on a debt facility with Santander Bank, N.A., or Santander Bank, and a tax equity investment commitment with U.S. Bancorp Community Development Corporation, or USBCDC, securing financing for the 100 MW Mustang solar power project in California, United States. Under the agreement, Santander Bank provided $165.0 million in construction lending, a tax equity bridge loan and a term loan option for the Mustang project, which commenced construction in 2015 and is expected to be completed in the third quarter of 2016.

        In September 2015, we closed on a combined construction and term debt facility, with a syndicate of six banks, including Rabobank, Santander Bank, KeyBanc, CIT Bank and CIBC, which provided project-level construction debt, letter of credit facilities and a bank-leveraged term facility, totaling $337.0 million, for the 200 MW Tranquility solar power project in California, United States. The Tranquility project commenced construction in 2015 and is expected to be completed in the third quarter of 2016.

        In October 2015, we signed a loan agreement for a $100.0 million two-year senior secured term loan arranged by Credit Suisse. In December 2015, we raised the second and final tranche of $80 million for this term loan, bringing the total loan amount to $180.0 million. The term loan was used for general corporate purposes. In connection with this term loan, we issued Credit Suisse warrants to purchase up to approximately 2.3 million of our common shares at an exercise price ranging from $24.48 to $28.08 per share with a term of two years.

        In November 2015, we secured a construction loan of $115.0 million with a consortium of banks and a tax equity investment commitment with U.S. Bancorp Community Development Corporation, to finance the 60 MW AC Barren Ridge project under construction in California, United States and expect to be completed in 2016.

        In November 2015, we closed on a tax equity investment commitment with GE Energy Financial Services, for the 100 MW Astoria 1 solar power project in California, United States. Santander Bank was the coordinating lead arranger of a five-member bank club, including NORD/LB, Rabobank, Key Bank and CIT Bank, which provided project-level construction debt, a letter of credit facility and a back-leveraged term loan facility, totaling approximately $260.0 million. The Astoria 1 project commenced construction in 2015 and is expected to be completed in 2016.

        In November 2015, we closed on a combined construction and term debt facility, with a syndicate of five banks, including Key Bank, Rabobank, Santander Bank, NORB/LB and CIT Bank, totaling approximately $275.0 million, for the 157.5 MW AC Roserock solar power project in Texas, United States, which commenced construction in 2015 and is expected to be completed in the fourth quarter of 2016.

        In December 2015, we closed on a combined construction and term debt facility, with a syndicate of five banks, including NORD/LB, CIT Bank, Key Bank, Rabobank and Santander Bank, which provided project-level construction debt, letter of credit facilities and a bank-leveraged term facility, totaling approximately $480.0 million, for the 200 MW AC Garland solar power project in California, United States. The Garland project commenced construction in 2015 and is expected to be completed in 2016.

        In December 2015, we signed a financing agreement pursuant to which Deutsche Bank AG, Tokyo Branch, agreed to provide a JPY12.0 billion ($99.8 million) senior non-recourse project finance credit facility for the construction of our 48MWp Kumamoto Mashiki solar power plant in Japan.

        In January 2016, we closed on a tax equity investment commitment with GE Energy Financial Services, for the 75 MW Astoria 2 solar power project in California, United States. Santander Bank was the coordinating lead arranger of a five-member bank club, including NORD/LB, Rabobank, Key Bank and CIT Bank, which provided project-level construction debt, a letter of credit facility and a back-leveraged term loan facility, totaling approximately $180.0 million. The Astoria 2 project commenced construction in 2015 and is expected to be completed in 2016.

        In January 2016, we signed a $60.0 million loan facility agreement with International Finance Corporation, a member of World Bank Group, or IFC, to fund the construction of our solar cell and module production facilities in Vietnam and other countries approved by IFC. The loan facility will expire in June 2020. On the same day, we signed a subscription agreement with IFC pursuant to which IFC agreed to subscribe for 529,661 of our common shares at $18.88 per share. The subscription was completed in February 2016 and the proceeds of approximately $10.0 million will be used for the construction, operation and general corporate purpose of our solar cell and module production facilities in countries approved by IFC.

        In February 2016, we secured a credit facility with Ping An Bank, pursuant to which Ping An Bank agreed to provide up to $300 million to Recurrent for its solar power project development, construction and operation activities. The credit facility has a three-year maturity.

        In February 2016, we entered into a financing agreement, pursuant to which Goldman Sachs Japan Co., Ltd. agreed to arrange a JPY3.0 billion ($24.9 million) project finance bond with a maturity of 20 years and a fixed coupon rate of 1.4% for the construction of the 10.2 MWp Aomori-Misawa solar power project in Japan, which is expected to be completed in December 2016. The Aomori-Misawa project is our first solar power plant to receive an investment grade rating of "A" from Japan Credit Rating Agency, Ltd.

        Although no assurance can be given, we believe that we will be able to fully execute our business plans and to renew substantially all our existing bank borrowings as they become due, if needed. We believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements and to meet our short-term debt obligations and other liabilities and commitments as they become due. As of the date of this annual report, we were in compliance with all material terms of our borrowing agreements.

        We expect that our accounts receivable, inventories and project assets, three of the principal components of our current assets, will increase in line with increases in our net revenues. Due to market competition, in many cases, we offer credit terms to our customers ranging from 30 days up to 120 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $112.0 million as of December 31, 2014 and $76.2 million as of December 31, 2015. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

        The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2013	2014	2015
	(in thousands of $)
Net cash provided by (used in) operating activities	229,549	265,106	413,658
Net cash used in investing activities	(37,509)	(116,049)	(999,104)
Net cash provided by (used in) financing activities	(104,900)	191,947	619,483
Net increase in cash and cash equivalents	86,282	321,293	3,536
Cash and cash equivalents at the beginning of the year	141,968	228,250	549,543
Cash and cash equivalents at the end of the year	228,250	549,543	553,079

Operating Activities

        Net cash provided by operating activities was $413.7 million in 2015, compared to $265.1 million in 2014. The change was primarily due to improved working capital management, partially offset by a decrease in net income from $243.9 million to $173.3 million.

        Net cash provided by operating activities was $265.1 million in 2014, compared to a net cash provided by operating activities of $229.5 million in 2013. The change was primarily due to a significant increase in net income from $45.6 million in 2013 to $243.9 million in 2014, partially offset by increase in working capital investments.

Investing Activities

        Net cash used in investing activities was $999.1 million in 2015, compared to $116.0 million in 2014. The change was primarily due to an increase in payments of $551.9 million for construction of our solar power systems, the net payments of $196.8 million to acquire subsidiaries, as well as an increase in restricted cash mainly used as collateral to secure our bank acceptances and borrowings.

        Net cash used in investing activities was $116.0 million in 2014, compared to $37.5 million in 2013. The change was primarily due to an increase in payments to acquire property, plant and equipment, an increase in restricted cash used as collateral to secure our bank acceptances and borrowings as well as an increase in loans receivable.

Financing Activities

        Net cash provided by financing activities was $619.5 million in 2015, compared to $191.9 million in 2014. The change was primarily due to a net increase in bank borrowings during 2015.

        Net cash provided by financing activities was $191.9 million in 2014, compared to $104.9 million used in financing activities in 2013. The change was primarily due to receipt of net proceeds of $108.9 million and $144.9 million from our offerings of common shares and convertible notes, respectively, during 2014.

        As of December 31, 2015, we had total outstanding credit facilities of $3,287.8 million, of which $1,290.1 million was undrawn and available. We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the 12 months ending December 31, 2016. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

        As of December 31, 2015, we had outstanding short-term borrowings of $828.0 million with Chinese banks. Between January 1, 2016 and March 31, 2016, we obtained new borrowings of $362.0 million from Chinese banks, including $161.9 million with due dates beyond December 31, 2016. Also, between January 1, 2016 and March 31, 2016, we renewed existing bank facilities of $146.4 million from Chinese banks with due dates beyond December 31, 2016. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings of our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

        We made capital expenditures of $23.1 million, $65.1 million and $642.8 million in 2013, 2014 and 2015, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop solar power systems to generate electricity revenue. As of December 31, 2015, our commitments for the purchase of property, plant and equipment and solar power systems were $61.9 million and $473.1 million, respectively.

Restricted Net Assets

        Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The board of directors of our PRC subsidiaries determines the staff welfare and bonus reserve. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of their board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $365.0 million, $393.5 million and $396.3 million as of December 31, 2013, 2014 and 2015, respectively.

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

        As of December 31, 2015, $197.6 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under accounting principles generally accepted in the PRC, to a non-distributable general reserve. After making this appropriation, the balance of the $197.6 million of undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute the distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

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

        As of December 31, 2015, we had approximately 202 employees in research, product development and engineering.

        Our research and development activities are generally focused on the following areas:

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

        Going forward, we will focus on the following research and development initiatives which we believe will enhance our competitiveness:

  •
  High efficiency cells.  We have begun commercializing our in-house developed black silicon technology, Onyx technology, on multi wafers. This self-developed wet chemical texturing is a unique, IP-protected and cost effective technology and will significantly increase solar cell efficiency due to advanced light absorption and surface passivation. We also have developed PERC (passivated emitter and rear cell) technology in order to further increase cell efficiency. Mass production of PERC commenced in our Yancheng facility in March 2016. We also have very focused research and development initiatives on N-type bifacial cell, heterojunction cell, IBC cell and other high efficiency cell designs. With these advanced technologies, we can significantly lower the LCOE (levelized cost of energy) on the system level and improve our products' market competitiveness.

  •
  Solar module manufacturing technologies.  Since the opening of our Center for Photovoltaic Testing and Reliability Analysis, we have focused on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency and reliability. We are among the first to begin mass production of four bus-bars cells and modules. We will extend our product competitiveness by introducing to volume production of our 5 bus-bar cell and modules (Quintech Modules) with higher module wattage in the second quarter of 2016. We have developed new technology for PID-resistant modules, which have received certification by the TUV SUD and the VDE testing and certification institutes. Our black silicon and Quintech module technology has improved the output power. We also started mass production of double-glass modules that are market-leading in yield, cell-to-module power loss and cost.

  •
  Power system integration and solar application products.  We began to explore power system integration products and expanded our research and development efforts in solar application products and commercial sales of such products started in 2015.

  •
  Solar power system development, energy storage system, off-grid power system, micro grid system and smart grid system.  As we continue to move into the downstream energy development and electricity generation segments, we hired additional engineering staff and increased investment in these areas in 2015.

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

F.     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of $)
Short-term debt obligations	1,156,576	1,156,576	—	—	—
Interest related to short-term debt obligations(1)	49,964	49,964	—	—	—
Operating lease obligations	145,666	10,163	13,018	10,412	112,073
Capital lease obligations	29,222	10,126	19,096	—	—
Purchase obligations(2)	2,015,142	941,423	1,063,863	9,856	—
Long-term debt obligations	606,577	—	499,638	6,930	100,009
Interest related to long-term debt obligations(3)	28,812	—	23,733	329	4,750

Total	4,031,959	2,168,252	1,619,348	27,527	216,832

(1)
Interest rates range from 1.15% to 6.73% per annum for short-term debt obligations.

(2)
Includes commitments to purchase $61.9 million of production equipment, $473.1 million solar power systems and $1,480.1 million of raw materials.

(3)
Interest rates range from 0% to 13% per annum for long-term debt obligations.

        The above table excludes uncertain tax liabilities of $14.5 million, as we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions. For additional information, see the notes to our consolidated financial statements, included herein.

        Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2015.

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

  •
  our ability to expand our products and services and to successfully grow our energy development and electricity generation segments;

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	52	Chairman of the Board, President and Chief Executive Officer
Robert McDermott	74	Lead Independent Director
Lars-Eric Johansson	69	Independent Director
Harry E. Ruda	57	Independent Director
Andrew (Luen Cheung) Wong	58	Independent Director
Michael G. Potter	49	Senior Vice President and Chief Financial Officer
Guangchun Zhang	58	Chief Operations Officer
Yan Zhuang	52	Senior Vice President and Chief Commercial Officer
Arthur (Jian) Chien	55	Senior Vice President and Chief Strategy Officer, President of Energy Group
Huifeng Chang	50	Senior Vice President, Corporate Strategy, Business Development and Finance
Jianyi Zhang	58	Senior Vice President and General Counsel

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

        Dr. Harry E. Ruda has served as an independent director of our company since July 2011. He is the Director of the Centre for Advanced Nanotechnology, the Stanley Meek Chair in Nanotechnology and Professor of Applied Science and Engineering at the University of Toronto, Canada. From 1982 to 1984, he developed one of the first theories for electron transport in selectively doped two dimensional electron gas heterostructures, while working as an IBM post-doctoral fellow. From 1984 to 1989, he was a senior scientist at 3M Corporation, developing some of the first models for electronic transport and optical properties of wide bandgap II-VI semiconductors. Dr. Ruda joined the faculty of the University of Toronto in 1989 in the Materials Science and Engineering and Electrical and Computer Engineering Departments. His research interests focus on the fabrication and modeling of semiconductor nanostructures with applications in the fields of optoelectronics, energy and sensing. Dr. Ruda was one of the founders of a Canadian National Centre of Excellence in Photonics. He has served on the National Science and Engineering Council of Canada and on other government panels, including those of the Department of Energy, Environmental Protection Agency, National Science Foundation in the U.S. and the Royal Academy of Engineering and Engineering Physical Sciences Research Council in the United Kingdom. Dr. Ruda is a Fellow of the Royal Society of Canada, a Fellow of the Institute of Physics and a Fellow of the Institute of Nanotechnology. He obtained his Ph.D. in semiconductor physics from the Massachusetts Institute of Technology in 1982.

        Mr. Andrew (Luen Cheung) Wong has served as an independent director of our company since August 2014. Mr. Wong currently serves as the senior advisor to the vice chairman of the board of directors of Henderson Land Development Company Limited. Mr. Wong has served as a director and a member of the audit committee, nomination and remuneration committee of China CITIC Bank Corporation Limited, a company listed on The Stock Exchange of Hong Kong, since 2013. He has also served as a director of Ace Life Insurance Company Ltd. since 2008, and a director and a member of the audit committee and remuneration committee of Shenzhen Yantian Port (Group) Co. Ltd. since 2008. He is also a member of the board of directors of The Tsinghua University Education Foundation (HKSAR) Ltd. Previously, Mr. Wong was the director of Intime Retail (Group) Co. Ltd., a company listed on The Stock Exchange of Hong Kong, between 2013 and 2014, and was the director and a member of audit committee, risk management committee, nomination and remuneration committee of China Minseng Bank, a company listed on The Stock Exchange of Hong Kong, from 2006 to 2012. From 1982 to 2006, Mr. Wong held senior positions at the Royal Bank of Canada, the Union Bank of Switzerland, Citicorp International Limited, a merchant banking arm of Citibank, Hang Seng Bank Limited and DBS Bank Limited, Hong Kong. Mr. Wong was awarded the National Excellent Independent Director by the Shanghai Stock Exchange in 2010 and received the Medal of Honour (Hong Kong SAR) from the Hong Kong SAR Government in 2011. Mr. Wong obtained his Bachelor of Social Sciences (Honours) degree from the University of Hong Kong in 1980 and a Master of Philosophy degree from Hong Kong Buddhist College in 1982.

Executive Officers

        Mr. Michael G. Potter served as an independent director of our company from September 2007 until he was appointed our senior vice president and chief financial officer in July 2011. He continued as a director until his resignation on November 11, 2013. Mr. Potter has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. From February 2009 to April 2011, he served as the corporate vice president and chief financial officer of Lattice Semiconductor Corporation, a Nasdaq-listed semiconductor device company. Prior to that, he was senior vice president and chief financial officer of NYSE-listed NeoPhotonics Corporation, a leading provider of photonic integrated circuit-based modules, components and subsystems for use in optical communications networks with extensive operations in Shenzhen, China. Before joining NeoPhotonics Corporation in May 2007, he was the senior vice president and chief financial officer of STATS ChipPAC, a semiconductor assembly and test services company based in Singapore and listed on the Nasdaq and Singapore Stock Exchange. Before that, he held a variety of executive positions at NYSE-listed Honeywell Inc. Mr. Potter is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree from Concordia University, Canada and a Diploma of Public Accountancy from McGill University, Canada.

        Mr. Guangchun Zhang has served as our chief operations officer since December 2012 and has over 18 years of experience in the PV industry. Prior to joining us, Mr. Zhang worked for Suntech Power Holdings Co., Ltd, as senior vice president for research and development and industrialization of manufacturing technology since December 2005. Prior to joining Suntech, Mr. Zhang previously worked at the Centre for Photovoltaic Engineering at the University of New South Wales in Australia and Pacific Solar Pty. Limited from June 1994 to November 2005. Mr. Zhang was an associate professor in Shandong Technology University in China from February 1982 to May 1994. Mr. Zhang received his bachelor degree in 1982 from the School of Electronic Engineering at Shandong Industrial Institute.

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

        Mr. Arthur (Jian) Chien brings more than two decades of experience across investment, capital markets, large scale manufacturing management, and renewable energy project development. In the summer of 2015, Arthur joined our company as chief strategy officer, senior vice president, and president of our energy group. From 2007 to 2010, he served as Canadian Solar's Chief Financial Officer and held other positions throughout the Company. Between these two periods of service with Canadian Solar, Arthur was the CEO and Managing Director of Talesun Solar, a Chinese based solar project developer and EPC contractor. Earlier in his career, Arthur held various management positions across companies in Canada, Europe and China, including CFO of the Greater China regional office of the Bekeart Group of Belgium, CFO of China Grand Enterprise Ltd., and Managing Director of Beijing Encon Investment. He has also served as a board director with two Chinese listed companies.

Arthur graduated with a Science degree from the University of Science and Technology of China in 1982. He received a Master's degree in Economics and was a Ph.D. candidate from the University of Western Ontario, Canada.

        Dr. Huifeng Chang joined our company in the beginning of 2016 as senior vice president of corporate strategy, business development and finance. He has 17 years of experiences in capital markets, financial investment and risk management. He was the Co-Head of Sales & Trading at the U.S. subsidiary of CICC (China International Capital Corp) from 2010 to 2015. Prior to that, he was the CEO of CSOP Asset Management based in Hong Kong from early 2008 to 2010, investing funds from China in the international markets. From 2000 to 2008, Dr. Chang was Vice President and an equity proprietary trader at Citigroup Equity Proprietary Investments in New York. Before going to New York, Dr. Chang was a risk consultant at Kamakura Corp in Hawaii, advising banks, insurers, pensions in Asia. He received a Ph.D. in soil physics and MBA from University of Hawaii in the early 1990s, M.S. degree from Academia Sinica in 1987 and B.S. degree from Nanjing Agricultural University in 1984.

        Mr. Jianyi Zhang joined our company at the end of February 2016 as senior vice president and chief legal officer. After graduation from Washington University School of Law, Mr. Zhang worked at Troutman Sanders LLP as an associate from June 1993 to September 1994. Thereafter, he formed a law firm Su & Zhang in Los Angeles, California. He rejoined Troutman Sanders LLP as an associate in April 1995, became a partner in September of 1999 and worked in that position until December 2001. From January 2002 to June 2005, Mr. Zhang worked at Walmart Stores, Inc. first as a senior corporate counsel II and then as senior assistant general counsel. From July 2005 to February 2016, he served, consecutively, as senior advisor to Chinese law firms of Jingtian & Gongcheng Law Firm, Runbo Law Firm, East Associates Law Firm and East & Concord Partners in Beijing. Mr. Jianyi Zhang received his B.A. degree and M.A. degree from the University of Helsinki, Finland in 1982 and 1983 respectively. After graduation from the University of Helsinki in 1983, Mr. Zhang worked at the Chinese Foreign Ministry until September 1989. Thereafter, he went to study at Washington University School of Law in St. Louis, Missouri and received his J.D. degree in 1992.

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

B.    Compensation of Directors and Executive Officers

Cash Compensation

        We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $3.7 million for 2015. Of this amount, we paid approximately $0.3 million to our three independent directors and approximately $3.4 million to our executive officers. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was approximately $0.01 million in 2015.

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

        In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 plus (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. As at March 31, 2016, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 11,583,000 common shares, of which 566,190 restricted shares, 3,379,093 options, and 3,266,368 restricted share units (in each case net of forfeitures) have been awarded, leaving 4,371,349 common shares available to be issued.

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

Restricted Shares

        The following table summarizes, as of March 31, 2016, the restricted shares granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

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

Options

        The following table summarizes, as of March 31, 2016, the options granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. The options granted to our independent directors vest immediately. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019
	25,000		—	—	25,000	11.33		August 27, 2010	August 26, 2020
	18,779		—	—	18,779	9.33		May 20, 2011	May 19, 2021
Robert McDermott	46,600	(1)	46,600	—	—	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	23,300	—	—	8.29	(4)	June 7, 2013	June 6, 2023
Lars-Eric Johansson	46,600	(2)	46,600	—	—	15.00	(3)	August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	June 30, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	23,300	—	—	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	23,300	—	—	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Harry E. Ruda	23,300	(2)	23,300	—	—	8.31	(4)	August 14, 2011	August 13, 2021
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	June 10, 2022
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Directors as a Group	553,079		349,500	—	203,579
Executive Officers:
Michael G. Potter	23,300	(2)	23,300	—	—	7.36	(4)	September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	23,300	—	—	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	June 26, 2021
	60,688		45,516	—	15,172	9.52		July 20, 2011	July 19, 2021
Yan Zhuang	23,300	(2)	23,300	—	—	7.36		September 24, 2007	September 23, 2017
	23,300	(2)	—	—	23,300	41.75		June 26, 2008	June 25, 2018
	80,000		80,000	—	—	9.37		May 23, 2009	May 22, 2019
	15,000		15,000	—	—	11.33		August 27, 2010	August 26, 2020
	11,268		11,268	—	—	9.33		May 20, 2011	May 19, 2021
Arthur (Jian) Chien	46,600	(1)	46,600	—	—	4.29		August 8, 2006	August 7, 2016
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	June 30, 2017
	46,600		34,950	11,650	—	7.36	(4)	September 24, 2007	September 23, 2017
	20,000		5,000	15,000	—	3.18		March 12, 2009	March 11, 2019
	15,000		—	15,000	—	11.33		August 27, 2010	August 26, 2020
Executive Officers as a Group	481,556		354,834	41,650	85,072

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Employees:
Ten employees as a group	791,035		553,375	121,160	116,500	2.12		May 30, 2006	May 29, 2016
Twenty-eight employees as a group	126,170		92,968	33,202	—	4.29		May 30, 2006	May 29, 2016
One employee	2,330	(6)	2,330	—	—	4.29		May 30, 2006	May 29, 2016
Two employees as a group	51,260		51,260	—	—	4.29		June 30, 2006	June 29, 2016
One employee	64,075		64,075	—	—	4.29		July 17, 2006	July 16, 2016
Hanbing Zhang(7)	46,600		—	—	46,600	4.29		July 28, 2006	July 27, 2016
One employee	58,250		14,563	—	43,687	12.00	(8)	August 8, 2006	August 7, 2016
Three employees as a group	11,650		9,903	1,747	—	12.00	(8)	August 31, 2006	August 30, 2016
Three employees as a group	79,900		58,250	21,650	—	12.10		March 1, 2007	February 28, 2017
One employee	6,990		1,748	5,242	—	12.10		March 1, 2007	February 28, 2017
Five employees as a group	52,280		5,413	46,867	—	8.21		August 17, 2007	August 16, 2017
Eight employees as a group	39,208		34,376	4,832	—	7.36		September 24, 2007	September 23, 2017
Twelve employees as a group	170,145		116,813	53,332	—	7.36		September 24, 2007	September 23, 2017
Six employees as a group	36,136		25,000	11,136	—	19.55		February 28, 2008	February 27, 2018
One employee	10,000		—	10,000	—	19.40		March 3, 2008	March 2, 2018
Two employees as a group	18,000		—	18,000	—	20.67		March 31, 2008	March 30, 2018
One employee	30,000		—	30,000	—	46.28		June 26, 2008	June 25, 2018
Four employees as a group	30,000		5,000	25,000	—	27.88		August 7, 2008	August 6, 2018
Seventy-eight employees as a group	400,200		232,890	132,110	35,200	3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(7)	6,000		—	—	6,000	3.18		March 12, 2009	March 11, 2019
One employee	20,000		20,000	—	—	5.26		March 30, 2009	March 29, 2019
Eighteen employees as a group	59,400		37,600	18,800	3,000	9.37		May 23, 2009	May 22, 2019
One employee	10,000		—	10,000	—	11.58		May 31, 2009	May 30, 2019
Seven employees as a group	30,800		13,200	17,600	—	15.18		August 6, 2009	August 5, 2019
Fourteen employees as a group	82,600		60,600	22,000	—	16.10		November 8, 2009	November 7, 2019
One hundred and thirty-one employees as a group	483,600		224,550	239,675	19,375	11.33		August 27, 2010	August 26, 2020
Hanbing Zhang(7)	12,000		—	—	12,000	11.33		August 27, 2010	August 26, 2020
One employee	100,000		—	100,000	—	15		October 8, 2010	October 7, 2020
One hundred and fifty-three employees as a group	236,000		119,650	94,500	21,850	15.24		November 14, 2010	November 13, 2020
Five employees as a group	32,900		24,650	4,200	4,050	13.99		March 5, 2011	March 4, 2021
Seventy-three employees as a group	353,064		161,386	137,094	54,584	9.33		May 20, 2011	May 19, 2021
Hanbing Zhang(7)	7,512		—	—	7,512	9.33		May 20, 2011	May 19, 2021
Five employees as a group	150,000		33,750	105,000	11,250	8.94		June 1, 2011	May 31, 2021
Twenty employees as a group	74,000		25,250	44,500	4,250	3.03		November 14, 2011	November 13, 2021
Employees as a group	3,682,105		1,988,600	1,307,647	385,858
Two individuals as a group	11,650		11,650	—	—	15.00	(3)	April 13, 2007	April 12, 2017
Individuals as a group	11,650		11,650	—	—
Total Options	4,728,390		2,704,584	1,349,297	674,509

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

Restricted Share Units

        The following table summarizes, as of March 31, 2016, the restricted share units granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The restricted share units granted on May 8, 2011 vested on the anniversary of the date of grant. The restricted share units granted to our independent directors vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the date of the grant. The other restricted share units granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant.

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011	May 7, 2021
	13,706	(2)	13,706	—	May 20, 2011	May 19, 2021
	75,075	(2)	75,075	—	March 16, 2012	March 15, 2022
	67,024	(2)	50,268	—	March 9, 2013	March 8, 2023
	11,983	(2)	2,996	—	May 4, 2014	May 3, 2024
	8,274	(2)	—	—	May 3, 2015	May 2, 2025
Robert McDermott	1,020	(5)	—	—	July 1, 2014	June 20, 2024
	800	(5)	—	—	October 1, 2014	September 30, 2024
	1,274	(5)	—	—	January 1, 2015	December 31, 2024
	880	(5)	—	—	April 1, 2015	March 31, 2025
	993	(5)	—	—	July 1, 2015	June 30, 2025
	1,820	(5)	—	—	October 1, 2015	September 30, 2025
	1,033	(5)	—	—	January 1, 2016	December 31, 2025
Lars-Eric Johansson	1,020	(5)	—	—	July 1, 2014	June 20, 2024
	800	(5)	—	—	October 1, 2014	September 30, 2024
	1,274	(5)	—	—	January 1, 2015	December 31, 2024
	880	(5)	—	—	April 1, 2015	March 31, 2025
	993	(5)	—	—	July 1, 2015	June 30, 2025
	1,820	(5)	—	—	October 1, 2015	September 30, 2025
	1,033	(5)	—	—	January 1, 2016	December 31, 2025
Harry E. Ruda	1,020	(5)	—	—	July 1, 2014	June 20, 2024
	800	(5)	—	—	October 1, 2014	September 30, 2024
	1,274	(5)	—	—	January 1, 2015	December 31, 2024
	880	(5)	—	—	April 1, 2015	March 31, 2025
	993	(5)	—	—	July 1, 2015	June 30, 2025
	1,820	(5)	—	—	October 1, 2015	September 30, 2025
	1,033	(5)	—	—	January 1, 2016	December 31, 2025
Andrew (Luen Cheung) Wong	610	(1)	610	—	August 7, 2014	August 6, 2024
	800	(1)	800	—	October 1, 2014	September 20, 2024
	1,274	(1)	1,274	—	January 1, 2015	December 31, 2024
	880	(1)	—	—	April 1, 2015	March 31, 2025
	993	(1)	—	—	July 1, 2015	June 30, 2025
	1,820	(1)	—	—	October 1, 2015	September 30, 2025
	1,033	(5)	—	—	January 1, 2016	December 31, 2025
Directors as a group	213,086		150,883	—

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Executive Officers
Michael G. Potter	42,868	(2)	42,868	—	July 20, 2011	July 19, 2021
	45,045	(2)	45,045	—	March 16, 2012	March 15, 2022
	40,214	(2)	30,160	—	March 9, 2013	March 8, 2023
	7,262	(2)	1,815	—	May 4, 2014	May 3, 2024
	5,516	(2)	—	—	May 3, 2015	May 2, 2025
Guangchun Zhang	80,000	(2)	60,000	—	March 9, 2013	March 8, 2023
	7,262	(2)	1,815	—	May 4, 2014	May 3, 2024
	5,516	(2)	—	—	May 3, 2015	May 2, 2025
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011	May 7, 2021
	8,224	(2)	8,224	—	May 20, 2011	May 19, 2021
	45,045	(2)	45,045	—	March 16, 2012	March 15, 2022
	40,214	(2)	30,160	—	March 9, 2013	March 8, 2023
	7,988	(2)	1,997	—	May 4, 2014	May 3, 2024
	5,516	(2)	—	—	May 3, 2015	May 2, 2025
Arthur (Jian) Chien	13,445	(2)	—	—	June 26, 2015	June 25, 2025
Executive Officers as a group	356,679		269,693	—
Employees
Nine employees as a group	13,844	(1)	10,768	3,076	May 8, 2011	May 7, 2021
One hundred and seventy-four employees as a group	423,801	(2)	291,519	132,282	May 20, 2011	May 19, 2021
One hundred and forty-seven employees as a group	1,125,044	(2)	769,719	355,325	March 16, 2012	March 15, 2022
Four employees as a group	43,000	(2)	8,500	32,500	May 6, 2012	May 5, 2022
Three employees as a group	30,000	(2)	22,500	—	August 16, 2012	August 15, 2022
Two employees as a group	16,006	(2)	12,004	—	August 17, 2012	August 16, 2022
One hundred and thirty-eight employees as a group	916,223	(2)	535,002	229,120	March 9, 2013	March 8, 2023
One employee	20,000	(2)	10,000	—	June 16, 2013	June 15, 2023
One employee	2,861	(2)	1,430	—	July 16, 2013	July 15, 2023
One employee	1,952	(2)	488	1,464	July 18, 2013	July 17, 2023
Thirteen employees as a group	19,655	(2)	9,071	1,890	August 10, 2013	August 9, 2023
Seven hundred and forty-eight employees as a group	126,036	(4)	126,036	—	August 11, 2013	August 10, 2023
One employee	10,000	(2)	5,000	5,000	August 17, 2013	August 16, 2023
One employee	20,000	(2)	5,000	15,000	September 3, 2013	September 2, 2023
One employee	1,739	(2)	869	—	October 31, 2013	October 30, 2023
Four employees as a group	5,933	(2)	2,617	1,571	November 8, 2013	November 7, 2023
One employee	1,040	(2)	520	—	November 25, 2013	November 24, 2023
Hanbing Zhang(3)	1,538	(1)	1,538	—	May 8, 2011	May 7, 2021
	5,482	(2)	5,482	—	May 20, 2011	May 19, 2021
	21,021	(2)	21,021	—	March 16, 2012	March 15, 2022
	18,767	(2)	14,075	—	March 9, 2013	March 8, 2023
	2,796	(2)	699	—	May 4, 2014	May 3, 2024
	2,344	(2)	—	—	May 3, 2015	May 2, 2025
One hundred and eighty-five employees as a group	200,661	(2)	51,861	38,842	May 4, 2014	May 3, 2024
Three employees as a group	8,574	(2)	974	5,554	August 7, 2014	August 6, 2024
Four employees as a group	17,472	(2)	8,148	3,228	August 8, 2014	August 7, 2024
One employee	847	(2)	—	847	September 1, 2014	August 31, 2024
Three employees as a group	2,112	(2)	528	594	September 26, 2014	September 25, 2024
Seven employees as a group	39,673	(2)	9,917	320	December 26, 2014	December 25, 2024
Ten employees as a group	109,036	(2)	24,230	12,115	January 29, 2015	January 28, 2025
Six employees as a group	68,660	(2)	6,866	41,196	January 30, 2015	January 29, 2025
Two hundred and seven employees as a group	143,143	(2)	1,931	14,619	May 3, 2015	May 2, 2025
Eighty-four employees as a group	81,838	(2)	—	4,551	June 15, 2015	June 14, 2025

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Three employees as a group	15,535	(2)	—	—	June 26, 2015	June 25, 2025
Thirteen employees as a group	56,124	(2)	198	—	September 25, 2015	September 24, 2025
Nine employees as a group	22,940	(2)	—	—	December 24, 2015	December 23, 2025
Employees as a group	3,595,697		1,958,511	899,094
Total Restricted Share Units	4,165,462		2,379,087	899,094

(1)
Vest over a one-year period from the date of grant.

(2)
Vest over a four-year period from the date of grant.

(3)
The wife of Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer.

(4)
Vest immediately upon the date of grant.

(5)
Vest after three years from the date of grant

        Effective June 23, 2014, we have agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson, Harry E. Ruda and Andrew (Luen Cheung) Wong, restricted share units quarterly in advance on the first day of July, October, January and April in each year of service. The number of restricted share units granted quarterly is determined by dividing $30,000 by the average of the closing price of our common shares on each of the five trading days preceding the date of the grant. Each restricted share unit will entitle those directors to receive one of our common shares upon vesting. These restricted share units vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the grant date. We agree to issue common shares to those directors as soon as practicable, and in any event within 60 days, after the granted restricted share units are vested.

C.    Board Practices

        In 2015, our board of directors held seven meetings and passed 46 resolutions by unanimous written consent.

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

  Audit Committee

        Our audit committee comprises Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew (Luen Cheung) Wong and is chaired by Mr. Johansson. Mr. Johansson qualifies as an "audit committee financial expert" as required by the SEC. Each of Messrs. Johansson, McDermott, Ruda and Wong satisfies the "independence" requirements of the Nasdaq corporate governance rules and is "financially literate" as required by the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

        In 2015, our audit committee held six meetings, and passed three resolutions by unanimous written consent.

  Compensation Committee

        Our compensation committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew (Luen Cheung) Wong and is chaired by Mr. Wong. Each of Messrs. Johansson, McDermott, Ruda and Wong satisfies the "independence" requirements of the Nasdaq corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

        In 2015, our compensation committee held five meetings and passed three resolutions by unanimous written consent.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew (Luen Cheung) Wong and is chaired by Mr. McDermott. Each of Messrs. Johansson, McDermott, Ruda and Wong satisfies the "independence" requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

        In 2015, our nominating and corporate governance committee held four meetings and did not pass any resolutions by unanimous written consent.

  Research and Development Committee

        Our research and development committee consists of Dr. Harry E. Ruda and Dr. Shawn Qu and is chaired by Dr. Ruda. Our chief technical officer is an advisory member of the committee. The research and development committee advises and assists the board of directors and management on matters relating to technology and technological innovation and development as it relates to our solar power business. The research and development committee is responsible for, among other things:

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

        Our research and development committee was formed in November 2014. In 2015, it held three meetings and did not pass any resolutions by unanimous written consent.

Interested Transactions

        Under the CBCA, a director or officer of a corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or is a director or officer (or an individual acting in a similar capacity) of, or has a material interest in, any person who is party to such a contract or transaction, is required to disclose to the corporation in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest in accordance with the requirements of the CBCA. A director may vote on any resolution in respect of such contract or transaction only if the contract or transaction is: (a) one relating primarily to remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) one for indemnity or insurance in favor of directors and officers in compliance with the CBCA; or (c) one with an affiliate.

        In 2015, we did not enter into any interested transactions other than those described in this "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Remuneration and Borrowing

        Our directors may determine the remuneration to be paid to them. The compensation committee will assist the directors in reviewing and approving the compensation structure for our directors. Our directors may, without authorization of the shareholders (a) borrow money on our credit, (b) issue, reissue, sell, pledge or hypothecate debt obligations of ours, (c) give a guarantee on our behalf to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of ours, owned or subsequently acquired, to secure any obligation of ours.

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

Director Agreements

        We have entered into director agreements with our independent directors, pursuant to which we make payments in the form of an annual cash retainer, payable quarterly, and quarterly grants of restricted share units to our independent directors for their services. See "—B. Compensation of Directors and Executive Officers."

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

D.    Employees

        As of December 31, 2013, 2014 and 2015, we had 7,736, 8,673 and 8,969 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2015.

	As of December 31, 2015
	Number of Employees	Percentage of Total
Manufacturing	7,182	80.1%
General and administrative	952	10.6%
Research and development	202	2.2%
Sales and marketing	633	7.1%

Total	8,969	100%

        As of December 31, 2015, we had 2,843 employees at our facilities in Suzhou, 2,912 employees at our facilities in Changshu, 973 employees at our facilities in Luoyang, 414 employees at our facilities in Yancheng, and 1,827 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, South Korea, Hong Kong, India, the Philippines, Indonesia, Vietnam, Brazil, United Arab Emirates, South Africa, the Americas and the EU (which includes Germany, Italy and France). Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2016, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

        The calculations in the table below are based on the 57,437,734 common shares outstanding, as of March 31, 2016.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:(2)
Shawn (Xiaohua) Qu(3)	13,611,336	23.6%
Robert McDermott(4)	74,900	*
Lars-Eric Johansson(5)	51,600	*
Harry E. Ruda(6)	23,300	*
Andrew (Luen Cheung) Wong(7)	880	*
Michael G. Potter(8)	123,436	*
Guangchun Zhang(9)	20,784	*
Yan Zhuang(10)	47,984	*
Arthur (Jian) Chien(11)	—	—
Huifeng Chang(12)	—	—
Jianyi Zhang(13)	—	—
All Directors and Executive Officers as a Group	13,954,220	24.1%
Principal Shareholders
DNB Asset Management AS(14)	3,270,852	5.7%

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

(2)
The business address of our directors and executive officers is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.

(3)
Includes 13,469,096 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu, 135,891 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2016, 6,349 shares issuable upon vesting of restricted share units held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2016.

(4)
Includes 5,000 common shares directly held by Mr. McDermott and 69,900 common shares issuable upon exercise of options held by Mr. McDermott within 60 days from March 31, 2016.

(5)
Includes 5,000 common shares directly held by Mr. Johansson and 46,600 common shares issuable upon exercise of options held by Mr. Johansson within 60 days from March 31, 2016.

(6)
Includes 23,300 common shares issuable upon exercise of options held by Mr. Ruda within 60 days from March 31, 2016.

(7)
Includes 880 shares issuable upon vesting of restricted share units held by Mr. Wong within 60 days from March 31, 2016.

(8)
Includes 58,469 common shares directly held by Mr. Potter, 61,772 common shares issuable upon exercise of options held by Mr. Potter within 60 days from March 31, 2016, and 3,195 shares issuable upon vesting of restricted share units held by Mr. Potter within 60 days from March 31, 2016.

(9)
Includes 17,589 common shares directly held by Mr. Zhang and 3,195 common shares issuable upon vesting of restricted shares units held by Mr. Zhang.

(10)
Includes 21,308 common shares directly held by Mr. Zhuang, 23,300 common shares issuable upon exercise of options held by Mr. Zhuang within 60 days from March 31, 2016, and 3,376 common shares issuable upon vesting of restricted share units held by Mr. Zhuang within 60 days from March 31, 2016.

(11)
No common shares were held or issuable by Mr. Chien within 60 days from March 31, 2016.

(12)
No common shares were held or issuable by Mr. Chang within 60 days from March 31, 2016.

(13)
No common shares were held or issuable by Mr. Zhang within 60 days from March 31, 2016.

(14)
Represents 3,270,852 common shares of our Company held by DNB Asset Management AS, as reported on Schedule 13G filed by DNB Asset Management AS on January 19, 2016. The percentage of beneficial ownership was calculated based on the total number of our common shares as of March 31, 2016. The principal business address of DNB Asset Management AS is Dronning Aufemias Gate 30, Bygg M-12N 0191 Oslo, Norway.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.    Related Party Transactions

Guarantees and Loans

        Dr. Shawn Qu, our Chairman, President and Chief Executive Officer, fully guaranteed one-year loan facilities from Chinese commercial banks of RMB1,866 million, RMB888 million and RMB896 million in 2013, 2014 and 2015, respectively. Amounts drawn down from the facilities as at December 31, 2013, 2014 and 2015 were $30.2 million, $145.1 million and $78.2 million, respectively.

        Dr. Shawn Qu fully guaranteed a two-year RMB450 million ($69.3 million) loan facility from Chinese commercial banks in 2015. Amounts drawn down from the facilities as at December 31, 2015 were $63.1 million.

        Dr. Shawn Qu fully guaranteed a three-year $150 million loan facility from Chinese commercial banks in 2015. No amounts were drawn down from these facilities as at December 31, 2015.

        In the first quarter of 2015, Dr. Shawn Qu lent our company a $35.0 million loan at an interest rate of 4.25%. We fully repaid the loan, including interests in March of 2015. As of December 31, 2015, we had no outstanding borrowings with Dr. Shawn Qu.

        In October 2014, CSI Solar Power (China) Inc., our wholly owned subsidiary, guaranteed loan facilities from Chinese banks for GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd, a company in which we own a 10% interest, which had an aggregate principal amount of RMB37.2 million and were due within three years. As of December 31, 2015, the loan facility was RMB 21.0 million ($3.2 million) in total due within two years.

        Recurrent entered into buyer payment guaranties with a third party supplier in connection with certain solar module supply agreements of Tranquillity and Garland, our 49% owned affiliates, pursuant to which Recurrent unconditionally guarantees to the third party supplier the timely payment in full when due and other payment obligations of Tranquillity and Garland required under the solar module supply agreements. As of December 31, 2015, the payable balances due by Tranquillity and Garland was $98.2 million and nil, respectively.

Sales and purchase contracts with affiliates

        In 2015, we sold solar power products to Gaochuangte in the amount of RMB39.9 million ($6.5 million), sold solar power products to Roserock and Garland in the amount of $28.1 million, provided development services to Tranquillity, Garland, and Roserock in the amount of $69.7 million.

        In 2015, we incurred costs of RMB175.3 million ($28.2 million) to Gaochuangte for EPC services related to our solar power projects.

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

Legal and Administrative Proceedings

  Class Action Lawsuits

        In January 2015, the plaintiff in a class action lawsuit filed against us and certain of our executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Court dismissed our application for leave to appeal and the class action has moved to the merits stage. We believe the Ontario action is without merit and we are defending it vigorously.

  LDK

        In July 2010, CSI Cells, one of our wholly-owned subsidiaries, filed a request for arbitration against LDK with Shanghai International Economy and Trade Arbitration Commission (formerly known as CIETAC Shanghai Branch) in relation to wafer supply contracts we entered into with LDK in October 2007 (the "2007 Supply Contract") and in June 2008 (the "2008 Supply Contracts"). In December 2012, CIETAC Shanghai Branch awarded RMB248.9 million ($38.4 million) in compensation plus RMB2.32 million ($0.4 million) in arbitration expenses to LDK for the damages LDK claimed to have suffered from the alleged breaches by us of the 2007 Supply Contract and 2008 Supply Contracts between July 2009 and September 2010 (the "2012 Arbitral Award").

        In February 2013, LDK filed for enforcement of the 2012 Arbitral Award with Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In 2013, LDK initiated two separate proceedings against us in Jiangxi Xinyu Intermediate People's Court, or the Xinyu Intermediate Court, claiming that we had forfeited our rights to the initial deposits under the 2007 Supply Contract and 2008 Supply Contracts because of the alleged breaches under these contracts. On October 18, 2013, the Xinyu Intermediate Court stayed these proceedings pending the decision by the Suzhou Intermediate Court as to the 2012 Arbitral Award. On September 9, 2015, the Suzhou Intermediate Court ruled in favor of LDK. On October 19, 2015, we reached a settlement agreement with LDK, or the 2015 Settlement Agreement. Under the 2015 Settlement Agreement, we agreed to pay RMB132.7 million ($20.8 million) to LDK and to purchase 64.3 million pieces of silicon wafers from LDK at market price over a three year period starting in or around December 2015, in exchange for which LDK (a) would release us from the 2012 Arbitration Award and waive its rights and claims thereunder and (b) would withdraw its complaints from the Xinyu Intermediate Court and terminate such proceedings. The Suzhou Intermediate Court reviewed and approved the 2015 Settlement Agreement and terminated the enforcement proceeding relating to the 2012 Arbitral Award. We have already paid the required amounts and fulfilled our obligations under the 2015 Settlement Agreement.

        In March 2014, LDK filed an application for arbitration with CIETAC, seeking compensation and enforcement expenses for damages LDK claimed to have suffered from the alleged breaches under the 2008 Supply Contracts between October 2010 and December 2013. We filed counterclaims against LDK in July 2014. On December 22, 2015, CIETAC ruled to reject both LDK's claims and our counterclaims.

  U.S. Anti-dumping and Countervailing Duty Proceedings

        On October 9, 2012, the U.S. Department of Commerce, or USDOC, issued final affirmative determinations in the anti-dumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. A number of parties challenged the determinations of the USDOC and the USITC in appeals to the U.S. Court of International Trade. On August 7, 2015, the U.S. Court of International Trade sustained the USITC's final determination and on December 11, 2015, the U.S. Court of International Trade sustained the USDOC's final determination.

        These cash deposit rates were modified on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these rulings, the cash deposit rates applicable to us were revised to 9.67% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the 2012-2013 period are subject to ongoing litigation at U.S. Court of International Trade. Decisions on these appeals are not expected until late 2016 or 2017.

        The rates at which duties will be assessed and payable for the 2013-2014 period and 2014-2015 period are subject to ongoing administrative reviews that are likely to conclude in mid-2016 and mid-2017, respectively. Those reviews may result in duty rates that differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the U.S.

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

        On December 15, 2014, the USDOC issued final affirmative determinations in these anti-dumping and countervailing duty investigations. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on subject CSPV imports from China. Cash deposit rates for our subject Chinese-origin products were announced as being 30.06% (anti-dumping duty) and 38.43% (countervailing duty). A number of parties have appealed these USDOC and USITC rulings to the U.S. Court of International Trade. Decisions on these appeals are not expected until 2016 or later.

        The rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing administrative reviews. Those reviews may result in duty rates that differ from the announced deposit rates. These duties could materially and adversely affect our affiliated U.S. import operations and increase our cost of selling into the U.S.

  European Anti-dumping and Anti-Subsidy Investigations

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an anti-dumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. In each investigation, we were identified as one of a number of Chinese exporting producers of these products to the EU market. On December 6, 2013, the EU imposed definitive anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The European Commission accepted our offer for an undertaking agreement, according to which duties were not payable on our products sold into the EU, so long as we respected the terms and conditions of the undertaking, including a volume ceiling and minimum import price arrangement, and until the measures expired or the European Commission withdrew the undertaking agreement.

        On February 28, 2014, we filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive anti-dumping measures and of the regulation imposing the definitive countervailing measures (case T-162/14 and joined cases T-158/14, T-161/14, and T-163/14). These actions for annulment are ongoing.

        On June 20, 2014, we filed a request for leave to intervene in two separate actions brought by SolarWorld AG and others before the General Court of the EU for annulment of the undertaking agreement between the European Commission and Chinese exporting producers (cases T-141/14 and T-142/14). On November 28, 2014, we were granted leave to intervene. On February 2, 2015, we filed our observations challenging the admissibility of the actions and rebutting claims that the undertaking agreement violates EU law.

        On June 4, 2015, the European Commission withdrew the acceptance of our undertaking offer. On November 23, 2015, we submitted to the General Court of the European Union requests for the withdrawal of our intervention in cases T-141/14 and T-142/14. On February 1, 2016, the General Court of the EU declared both actions brought by SolarWorld AG and others to be inadmissible and accepted our request for the withdrawal of our intervention.

        On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The outcome of the expiry reviews can be only the extension of the measures at their existing level or their termination; the measures cannot be amended. Also on December 5, 2015, the European Commission initiated an interim (changed circumstances) review limited to the question whether cells should be excluded from the scope of the measures. The anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China will, in any event, remain in force for the duration of the reviews and may subsequently be extended for up to five years. The reviews must be terminated by March 4, 2017.

        On December 18, 2015, the European Commission confirmed our status as an interested party in the three review proceedings. We have not requested to be sampled in the expiry reviews and the European Commission does not intend to apply sampling in the interim review.

  Canadian Anti-dumping and Countervailing Duties Investigation

        On June 3, 2015, the Canada Border Services Agency, or CBSA, released final determinations of dumping and subsidization which found dumping calculated by way of a Ministerial Specification based on a Non Market Economy finding applicable to all cooperative exporters and ascertained a Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal determined that a Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties have been imposed on imports of Chinese Solar Modules into Canada starting on July 3, 2015. We do not believe the imposition of these duties will have a material negative effect upon our results of operations because we have significant module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve our Canadian business.

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

B.    Significant Changes

        Between January 1, 2016 and March 31, 2016, an additional 4,132 restricted share units granted under the Plan vested.

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

	Trading Price
	High	Low
	$	$
Annual Highs and Lows
2011	16.79	2.07
2012	4.74	1.95
2013	33.25	3.12
2014	44.50	20.64
2015	40.08	14.16
Quarterly Highs and Lows
First Quarter 2014	44.50	29.52
Second Quarter 2014	34.38	21.38
Third Quarter 2014	41.12	23.20
Fourth Quarter 2014	35.79	20.64
First Quarter 2015	36.40	18.68
Second Quarter 2015	40.08	27.60
Third Quarter 2015	29.30	14.16
Fourth Quarter 2015	29.83	16.05
First Quarter 2016	28.80	15.62
Monthly Highs and Lows
2015
October	22.75	16.05
November	24.88	20.09
December	29.83	22.54
2016
January	28.80	16.81
February	23.15	15.62
March	23.56	17.95
April (through April 19)	19.32	17.02

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

E.    Taxation

Principal Canadian Federal Tax Considerations

  General

        The following is a summary of the principal Canadian federal income tax implications generally applicable to a U.S. Holder (defined below), who holds or acquires our common shares, or the Common Shares, and who, at all relevant times, for purposes of the Income Tax Act (Canada), or the Canadian Tax Act, (i) is the beneficial owner of such Common Shares; (ii) has not been, is not and will not be resident (or deemed to be resident) in Canada at any time while such U.S. Holder has held or holds the Common Shares; (iii) holds the Common Shares as capital property; (iv) deals at arm's length with and is not affiliated with us; (v) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada, (vi) is not part of a transaction or event or series of transactions or events that includes the acquisition or holding of Common Shares so as to cause the foreign affiliate dumping rules in section 212.3 of the Canadian Tax Act to apply; (vii) is not a "specified shareholder" of us as defined subsection 18(5) of the Canadian Tax Act; (viii) is not a financial institution, specified financial institution partnership or trust as defined in the Canadian Tax Act; (ix) is a resident of the United States for purposes of the Canada—United States Income Tax Convention (1980), or the Convention, and is fully entitled to the benefits of the Convention, or a U.S. Holder; and (x) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time when such U.S. Holder has held or holds the Common Shares. Special rules that are not addressed in this summary may apply to a U.S. Holder that is an insurer that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an authorized foreign bank as defined in the Canadian Tax Act and such U.S. Holders should consult their own tax advisers.

        This summary assumes that we are a resident of Canada for the purposes of the Canadian Tax Act. Should it be determined that we are not a resident of Canada for the purposes of the Canadian Tax Act by virtue of being resident in another country (such as the PRC) by virtue of the application of an income tax convention between Canada and that other country, the Canadian income tax consequences to a U.S. Holder will differ from those described herein and U.S. Holders should consult their own tax advisors.

        This summary is based on the current provisions of the Canadian Tax Act, and the regulations thereunder, the Convention, and our counsel's understanding of the published administrative practices and policies of the Canada Revenue Agency, all in effect as of the date of this annual report on Form 20-F. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this annual report on Form 20-F. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all. This is not an exhaustive summary of all potential Canadian federal income tax consequences to a U.S. Holder and this summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

        The Canadian federal income tax consequences of purchasing, owning and disposing of common shares will depend on each U.S. Holder's particular situation. This summary is not intended to be a complete analysis of or description of all potential Canadian federal income tax consequences, and should not be construed to be, legal, business or tax advice directed at any particular U.S. Holder or prospective purchaser of common shares. Accordingly, U.S. Holders or prospective purchasers of of common shares should consult their own tax advisors for advice with respect to the Canadian federal income tax consequences of an investment in common shares based on their own particular circumstances.

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

  Disposition of Our Common Shares

        A U.S. Holder will not be subject to income tax under the Canadian Tax Act in respect of any capital gain realized on a disposition or deemed disposition of its Common Shares unless, at the time of disposition, the Common Shares constitute "taxable Canadian property" of the U.S. Holder for the purposes of the Canadian Tax Act and the U.S. Holder is not otherwise entitled to an exemption under the Convention.

        Generally, a Common Share owned by a U.S. Holder will not be taxable Canadian property of the U.S. Holder at a particular time provided that, at that time, the common shares of our company are listed on a designated stock exchange (which currently includes the Nasdaq), unless at any time in the previous 60 month period:

  •
  the U.S. Holder and persons with whom the U.S. Holder does not deal at arm's length alone or in any combination has owned 25% or more of the shares of any class or series of shares in the capital of our company, and

  •
  more than 50% of the fair market value of the Common Shares is derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties, and options in respect of, or interest in or rights in any such properties, whether or not such property exists; or

  •
  the Common Shares are otherwise deemed under the Canadian Tax Act to be taxable Canadian property.

        U.S. Holders for whom the Common Shares are, or may be, taxable Canadian property should consult their own tax advisors.

  Canada—United States Income Tax Convention

        The Fifth Protocol to the Convention which came into force on December 15, 2008 includes significant amendments to the limitation on benefits provision in the Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Convention.

United States Federal Income Taxation

        The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our common shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This discussion applies only to a United States Holder (as defined below) that holds common shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

  •
  banks;

  •
  certain other financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  brokers or dealers in stocks and securities, or currencies;

  •
  persons who use or are required to use a mark-to-market method of accounting;

  •
  certain former citizens or residents of the United States subject to Section 877 of the Code;

  •
  entities subject to the United States anti-inversion rules;

  •
  tax-exempt organizations and entities;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons whose functional currency is other than the United States dollar;

  •
  persons holding common shares as part of a straddle, hedging, conversion or integrated transaction;

  •
  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

  •
  persons who acquired common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

  •
  partnerships or other pass-through entities, or persons holding common shares through such entities.

        If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding common shares should consult its own tax advisors regarding the tax consequences of investing in and holding the common shares.

        In addition, the discussion below does not describe any tax consequences arising in respect of the "Foreign Account Compliance Act," or FACTA, regime.

        THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        For purposes of the discussion below, a "United States Holder" is a beneficial owner of the common shares that is, for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

  Dividends and Other Distributions on the Common Shares

        Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the common shares (including any amounts withheld to reflect Canadian or PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a "dividend" for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

        Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to "qualified dividend income," if the dividends are paid by a "qualified foreign corporation" and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (a) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States or (b) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. Under a published IRS Notice, common shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our common shares are. In addition, we may be eligible for the benefits of the income tax treaty between the United States and Canada, or, if we are treated as a PRC resident enterprise under the PRC tax law (see "—People's Republic of China Taxation") then we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for the benefits of such tax treaty, then dividends that we pay on our common shares would, subject to applicable limitations, be eligible for the reduced rates of taxation. However, we will not be treated as a qualified foreign corporation if we are a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

        Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

        You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the common shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F.

        Any Canadian or PRC withholding taxes imposed on dividends paid to you with respect to the common shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the common shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

        The amount of any dividend paid in currency other than the United States dollar will be the dividend's United States dollar value calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into United States dollars. A United States Holder may have foreign currency gain or loss, which will be ordinary gain or loss, if any dividend is converted into United States dollars after the date of receipt.

  Disposition of Common Shares

        You will recognize gain or loss on a sale or exchange of the common shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the common shares. Subject to the discussion under "—Passive Foreign Investment Company" below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual that has held the common share for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

        Any gain or loss that you recognize on a disposition of the common shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the common shares (see "—People's Republic of China Taxation") then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes.

If such an election is made, the gain so treated will be treated as a separate class or "basket" of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

        A United States Holder that receives currency other than the United States dollar upon the sale or other disposition of common shares will realize an amount equal to the United States dollar value of the foreign currency on the date of such sale or other disposition or, if the common shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date. If a United States Holder is not able to treat the settlement date as the realization date, the United States Holder will recognize currency gain or loss if the United States dollar value of the currency received on the settlement date differs from the amount realized. A United States Holder will have a tax basis in the currency received equal to the United States dollar amount at the spot rate on the settlement date. Generally, any gain or loss realized by a United States Holder on a subsequent conversion or disposition of such currency will be United States source ordinary income or loss.

  Passive Foreign Investment Company

        Based on the current value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income purposes for our taxable year ended December 31, 2015. The structuring of the Yieldco IPO is not complete and our PFIC status for 2016 or any future taxable year may depend, in part, on the manner in which we operate our current and future solar power projects assets, Therefore, we currently cannot express a view as to whether we will be a PFIC for the current taxable year ending December 31, 2016 or any future taxable year, even though we will use reasonable efforts to structure the Yieldco IPO and operate our current and future solar power projects to mitigate the risk that we will be a PFIC for the current taxable year ending December 31, 2016. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

        A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

  •
  at least 75% of its gross income for such year is passive income; or

  •
  at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

        We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock.

        The determination of whether we will be a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of the common shares from time to time, which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may become a PFIC for the current or future taxable years if our liquid assets and cash (which are for this purpose considered assets that produce passive income) then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach (including, if relevant, any approach taken with respect to our market capitalization) is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles.

        If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, unless we were to cease to be a PFIC and you make a "deemed sale" election with respect to the common shares. If such election is made, you will be deemed to have sold the common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your common shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any "excess distribution" you receive from us or any gain from an actual sale or other disposition of the common shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

        If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold common shares, then, unless you make a "mark-to-market" election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any "excess distribution" that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the common shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these rules:

  •
  the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares;

  •
  the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

  •
  the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

        If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold common shares and any of our non-United States subsidiaries or other corporate entities in which we directly or indirectly own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower-tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

        If we are a PFIC for any taxable year (which we are currently unable to determine) during which you hold common shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the common shares as ordinary income under a mark-to-market method, provided that the common shares constitute "marketable stock." Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our common shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, as long as the common shares are regularly traded, and you are a holder of common shares, we expect that the mark-to-market election would be available to you, but no assurances are given in this regard.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

        A United States Holder that holds the common shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the common shares and the availability, application and consequences of the elections discussed above.

  Information Reporting and Backup Withholding

        Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our common shares, and the proceeds from the sale or exchange of our common shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

        United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

  Information with Respect to Foreign Financial Assets

        United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which your common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all "specified foreign financial assets" (as defined in the Code) does not exceed $50,000.

        United States Holders should consult their tax advisors regarding the application of these information reporting rules.

  Medicare Tax

        Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. United States Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of common shares.

People's Republic of China Taxation

        Under the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in China are considered "resident enterprises" for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, "de facto management bodies" are defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of an enterprise. The Circular on Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (a) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (b) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to us. Most of our management are currently based in China, and may remain in China in the future. If we are treated as a "resident enterprise" for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

        Under the EIT Law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place within China or if the dividends paid have no connection with the non-PRC investor's establishment or place within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of shares or convertible notes by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

        The implementation regulations of the EIT Law provide that (a) if the enterprise that distributes dividends is domiciled in the PRC, or (b) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains shall be treated as China-sourced income. Currently there are no detailed rules applicable to us that govern the procedures and specific criteria for determining the meaning of being "domiciled" in the PRC. As such, it is not clear how the concept of domicile will be interpreted under the EIT Law. Domicile may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident.

        As a result, if we are considered a PRC "resident enterprise" for tax purpose, it is possible that the dividends we pay with respect to our common shares to non-PRC enterprises, or the gain non-PRC enterprises may realize from the transfer of our common shares or our convertible notes, would be treated as income derived from sources within China and be subject to the PRC withholding tax at a rate of 10% or a lower applicable treaty rate for enterprises.

        Under the IIT Law, individual income tax is payable on PRC-source dividend income. The implementation regulations of the IIT Law provide that income from dividends derived from companies, enterprises and other economic organizations in China as well as income realized from transfer of properties in China is considered derived from sources inside China, regardless of whether the place of payment was inside China. Therefore, if we are treated as a company in China for tax purposes, any dividends we pay to our non-PRC individual shareholders as well as any gains realized by our non-PRC individual shareholders or our non-PRC individual note holders from the transfer of our common shares or our convertible notes may be regarded as China-sourced income and, consequently, be subject to PRC withholding tax at a rate of up to 20% or a lower applicable treaty rate for individuals.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        We previously filed with the SEC our registration statements on Form F-1 (File Number 333-138144), initially filed on October 23, 2006, registration statements on Form F-3 (File Number 333-189895), initially filed on July 11, 2013, and registration statements on Form F-3 (File Number 333-208828), initially filed on January 4, 2016.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        The majority of our sales in 2015 are denominated in U.S. dollars, Canadian dollars and Japanese yen, with the remainder in other currencies such as Renminbi, Euros and Australian dollars, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates, particularly between the U.S. dollar, Euro, Renminbi, Canadian dollar and Japanese yen, may result in fluctuations in foreign exchange gains or losses. As of December 31, 2015, we held $426.8 million in accounts receivable, of which $63.4 million were denominated in Japanese yen. Had we converted all Japanese yen denominated accounts receivable into Japanese yen at Japanese yen 120.27 for $1.00, the noon buying rate as of December 31, 2015, our Japanese yen denominated accounts receivable would have been Japanese yen 7,635.8 million as of December 31, 2015. Assuming the Japanese yen depreciates by a rate of 10.0% to an exchange rate of Japanese yen 132.297 for $1.00, we would record a loss in fair value of accounts receivable of $5.7 million.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. We incurred a gain on change in foreign currency derivatives of $10.8 million in 2013, a gain on change in foreign currency derivatives of $19.7 million in 2014 and a loss on change in foreign currency derivatives of $3.7 million in 2015. The gains or losses on change in foreign currency derivatives are related to our hedging program. We incurred a foreign exchange loss of $51.5 million and $32.2 million in 2013 and 2014, respectively, and we recorded a foreign exchange gain of $22.9 million in 2015. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

        As of December 31, 2015, we had forward contracts of the U.S. dollar against the Renminbi with notional amount of $86.0 million outstanding. Assuming a 10.0% appreciation of the U.S. dollar against the Renminbi, the mark-to-market gain of our outstanding forward contracts of the U.S. dollar against the Renminbi would have decreased by approximately $8.6 million.

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

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to interest expense under our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We used derivative financial instruments to manage some of our interest risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None of these events occurred in any of the years ended December 31, 2013, 2014 and 2015.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        The following "use of proceeds" information relates to the registration statement on Form F-3 (File number: 333-208828) for our registration of common shares, preferred shares and warrants for a maximum aggregate offering price of $100 million. This registration statement was effective immediately on January 4, 2016. Between January 4, 2016 and January 6, 2016, we sold 500,000 of our common shares at an average price of $27.73 per share through an at-the-market offering, raising approximately $13.9 million in gross proceeds. We suspended the at-the-market offering on January 20, 2016 and as of the date of this filing the at-the-market offering remains suspended. The common shares were offered through Credit Suisse as sales agent. We received net proceeds of approximately $13.6 million from the offering after deducting the sales agent's commissions and offering expenses.

        As of March 31, 2016, all of the net offering proceeds from the sale of our common shares had been applied for the uses outlined in the registration statement and prospectuses.

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

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

        Management excluded from its assessment on the internal control over financial reporting of Recurrent, which we acquired in March 2015 and represented 31% of our net assets, 22% of our total assets, 8% of our revenues and 3% of our net income as of and for the year ended December 31, 2015, respectively.

        Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2015, has also audited the effectiveness of internal control over financial reporting as of December 31, 2015.

Report of the Independent Registered Public Accounting Firm

        To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Recurrent Energy, LLC ("Recurrent"), which was acquired on March 30, 2015 and whose financial statements constitute 31% and 22% of net and total assets, respectively, 8% of revenues and 3% of net income of the consolidated financial statements as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at Recurrent.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Company and our report dated April 20, 2016 expressed an unqualified opinion on those financial statements and financial statement schedule.

  /s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
  Shanghai, China
  April 20, 2016

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

	For the Years Ended December 31,
	2014	2015
Audit fees(1)	$1,720,000	$1,720,000
Audit related fees(2)	$280,000	$470,000
All other fees(3)	$84,131	$4,186,682

(1)
"Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements, assurance and related services. In 2014 and 2015, these were mainly for the review and audit of our consolidated financial statements.

(2)
"Audit related fees" represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees.

(3)
"All other fees" represents aggregate fees billed for professional services rendered by our principal auditors for the statutory audit of our subsidiary's financial statements, consultations and related services. In 2015, "All other fees" mainly includes the audit fee for the Yieldco IPO in U.S. with an amount of approximately $4.1 million.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

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
2.1
Registrant's Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.1
Amended and Restated Share Incentive Plan of the Registrant, dated September 20, 2010 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)
4.2
Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4.3
Employment Agreement between the Registrant and Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
4.4
Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)
4.5
Indenture, dated as of February 18, 2014, between the Registrant and The Bank of New York Mellon, as the trustee (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2013 (File No. 001-33107), as amended, initially filed with the SEC on April 28, 2014)
4.6
Purchase and Sale Agreement by and among Sharp Corporation, Sharp US Holding Inc., Canadian Solar Energy Acquisition Co. and Canadian Solar Inc., dated as of February 3, 2015 (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-33107), as amended, initially filed with the SEC on April 23, 2015)
4.7*†
Silicon Wafer Purchase Contract between CSI Cells Co., Ltd., CSI-GCL Solar Manufacturing (Yancheng) Co., Ltd. and Canadian Solar Manufacturing (Luoyang) Inc., and GCL-Poly (Suzhou) Energy Limited, dated January 29, 2016
8.1*	List of Major Subsidiaries

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101*
Financial information from registrant for the year ended December 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

*
Filed herewith.

**
Furnished herewith.

†
Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with "****" and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

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

Date: April 20, 2016

CANADIAN SOLAR INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

        We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China
April 20, 2016

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2015
	(In Thousands of U.S. Dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	549,543	553,079
Restricted cash—current	439,961	534,707
Accounts receivable trade, net of allowance of $31,817 and $28,156 as of December 31, 2014 and 2015, respectively	366,939	426,803
Accounts receivable, unbilled	27,126	8,206
Amounts due from related parties	4,217	104,579
Inventories	432,325	334,489
Value added tax recoverable	20,271	44,615
Advances to suppliers—current, net of allowance of $9,301 and $6,498 as of December 31, 2014 and 2015, respectively	47,172	31,886
Derivative assets—current	9,643	6,259
Project assets—current	235,228	111,317
Deferred tax assets—current	40,810	30,013
Prepaid expenses and other current assets	142,651	78,140

Total current assets	2,315,886	2,264,093
Restricted cash—non-current	35,224	46,897
Property, plant and equipment, net	372,481	331,052
Solar power systems, net	96,868	1,200,441
Deferred tax assets—non-current	66,856	97,134
Advances to suppliers—non-current, net of allowance of $28,434 and $22,131 as of December 31, 2014 and 2015, respectively	481	27,745
Prepaid land use rights	13,286	29,092
Investments in affiliates	38,823	187,131
Intangible assets, net	6,606	78,938
Goodwill	—	7,609
Derivatives assets—non-current	—	2,072
Project assets—non-current	69,283	2,814
Other non-current assets	56,630	142,236

TOTAL ASSETS	3,072,424	4,417,254

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	725,513	1,156,576
Accounts payable	412,937	512,510
Short-term notes payable	388,052	473,247
Amounts due to related parties	17,592	90,002
Other payables	112,584	159,886
Advances from customers	111,974	76,207
Derivative liabilities—current	445	35,228
Deferred tax liabilities—current	94,711	1,426
Other current liabilities	85,457	151,242

Total current liabilities	1,949,265	2,656,324
Accrued warranty costs	54,644	65,193
Convertible notes	150,000	150,000
Long-term borrowings	134,300	606,577
Derivatives liabilities—non-current	—	17,358
Liability for uncertain tax positions	15,579	14,468
Deferred tax liabilities—non-current	10,345	19,030
Loss contingency accruals	26,206	23,500
Other non-current liabilities	—	32,294

TOTAL LIABILITIES	2,340,339	3,584,744

Commitments and contingencies (Note 21)
Redeemable non-controlling interests	2,511	—

Equity:
Common shares—no par value: unlimited authorized shares, 55,161,856 and 55,965,443 shares issued and outstanding at December 31, 2014 and 2015, respectively	675,236	677,103
Additional paid-in capital	(25,682)	(17,139)
Retained earnings	46,999	218,860
Accumulated other comprehensive income (loss)	20,058	(59,856)

Total Canadian Solar Inc. shareholders' equity	716,611	818,968
Non-controlling interests in subsidiaries	12,963	13,542

TOTAL EQUITY	729,574	832,510

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	3,072,424	4,417,254

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2013	2014	2015
	(In Thousands of U.S. Dollars, except share and per share data)
Net revenues:
—Non-related parties	1,637,966	2,958,058	3,363,274
—Related parties	16,390	2,569	104,352

Total net revenues	1,654,356	2,960,627	3,467,626

Cost of revenues
—Non-related parties	1,363,048	2,375,025	2,821,972
—Related parties	15,613	4,608	68,884

Total cost of revenues	1,378,661	2,379,633	2,890,856

Gross profit	275,695	580,994	576,770

Operating expenses:
Selling expenses	88,426	125,797	149,710
General and administrative expenses	44,768	76,826	162,633
Research and development expenses	11,685	12,057	17,056

Total operating expenses	144,879	214,680	329,399

Income from operations	130,816	366,314	247,371
Other income (expenses):
Interest expense	(46,244)	(48,906)	(54,148)
Interest income	11,973	14,363	16,831
Gain (loss) on change in fair value of derivatives	10,764	19,656	(12,196)
Foreign exchange gain (loss)	(51,469)	(32,219)	22,882
Investment income	—	—	2,342
Others	428	1,623	389

Other expenses, net	(74,548)	(45,483)	(23,900)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	56,268	320,831	223,471
Income tax expense	(7,639)	(77,431)	(49,512)
Equity in earnings (loss) of unconsolidated investees	(3,064)	487	(643)

Net income	45,565	243,887	173,316
Less: net income attributable to non-controlling interests	13,906	4,385	1,455

Net income attributable to Canadian Solar Inc.	31,659	239,502	171,861

Earnings per share—basic	$0.68	$4.40	$3.08
Shares used in computation—basic	46,306,739	54,408,037	55,728,903
Earnings per share—diluted	$0.63	$4.11	$2.93
Shares used in computation—diluted	50,388,284	59,354,615	60,426,056

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2013	2014	2015
	(In Thousands of U.S. Dollars)
Net income	45,565	243,887	173,316
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	1,878	(32,440)	(75,687)
Gain on commodity hedge	—	—	2,078

Comprehensive income	47,443	211,447	99,707
Less: comprehensive income attributable to non-controlling interests	12,668	5,798	7,759

Comprehensive income attributable to Canadian Solar Inc.	34,775	205,649	91,948

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)	Earnings Attributable to Canadian Solar Inc.	Non- Controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$
	(In Thousands of U.S. Dollars, except share and per share data)
Balance at January 1, 2013	43,242,426	502,562	(38,296)	(224,162)	50,795	290,899	10,684	301,583
Net income	—	—	—	31,659	—	31,659	13,906	45,565
Foreign currency translation adjustment	—	—	—	—	3,116	3,116	(1,238)	1,878
Profit distribution to a non-controlling interest	—	—	—	—	—	—	(219)	(219)
Issuance of ordinary shares, net of issuance costs	3,772,254	47,887	—	—	—	47,887	—	47,887
Share-based compensation	—	—	6,175	—	—	6,175	—	6,175
Exercise of share options	4,019,663	10,793	—	—	—	10,793	—	10,793
Disposal of project companies	—	—	—	—	—	—	(12,164)	(12,164)

Balance at December 31, 2013	51,034,343	561,242	(32,121)	(192,503)	53,911	390,529	10,969	401,498
Net income	—	—	—	239,502	—	239,502	4,385	243,887
Foreign currency translation adjustment	—	—	—	—	(33,853)	(33,853)	1,413	(32,440)
Profit distribution to a non-controlling interest	—	—	—	—	—	—	(649)	(649)
Issuance of ordinary shares, net of issuance costs	3,194,700	108,919	—	—	—	108,919	—	108,919
Deferred tax on issuance costs of ordinary shares	—	1,732	—	—	—	1,732	—	1,732
Share-based compensation	—	—	5,088	—	—	5,088	—	5,088
Tax benefit of share-based compensation	—	—	1,351	—	—	1,351	—	1,351
Exercise of share options	932,813	3,343	—	—	—	3,343	—	3,343
Disposal of project companies	—	—	—	—	—	—	(3,155)	(3,155)

Balance at December 31, 2014	55,161,856	675,236	(25,682)	46,999	20,058	716,611	12,963	729,574
Net income	—	—	—	171,861	—	171,861	1,455	173,316
Foreign currency translation adjustment	—	—	—	—	(81,992)	(81,992)	6,305	(75,687)
Profit distribution to non-controlling interests	—	—	—	—	—	—	(305)	(305)
Share-based compensation	—	—	5,966	—	—	5,966	—	5,966
Tax benefit of share-based compensation	—	—	853	—	—	853	—	853
Exercise of share options	803,587	1,867	—	—	—	1,867	—	1,867
Acquisition of non-controlling interest	—	—	1,724	—	—	1,724	(2,651)	(927)
Gain on commodity hedge	—	—	—	—	2,078	2,078	—	2,078
Disposal of a subsidiary	—	—	—	—	—	—	(4,225)	(4,225)

Balance at December 31, 2015	55,965,443	677,103	(17,139)	218,860	(59,856)	818,968	13,542	832,510

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2013	2014	2015
	(In Thousands of U.S. Dollars)
Operating activities:
Net income	45,565	243,887	173,316
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,821	82,627	94,217
Loss on disposal of property, plant and equipment	3,613	1,478	1,801
Impairment loss of property, plant and equipment	3,665	1,573	6,992
Impairment loss of project assets	1,558	2,311	—
(Gain) loss on change in fair value of derivatives	(10,764)	(19,656)	12,196
Equity in loss (earnings) of unconsolidated investees	3,064	(487)	643
Allowance for doubtful accounts	(975)	(8,528)	3,673
Write-down of inventories	715	16,951	23,013
Share-based compensation	6,175	5,088	5,966
Elimination of profit on sales to unconsolidated investees	—	—	15,637
Changes in operating assets and liabilities:
Accounts receivable trade	(11,814)	(73,777)	(63,352)
Accounts receivable, unbilled	(9,167)	(17,308)	15,642
Amounts due from related parties	5,288	480	(99,893)
Inventories	34,667	(252,716)	50,821
Value added tax recoverable	(1,405)	(4,150)	(22,725)
Advances to suppliers	(5,747)	(3,622)	7,967
Project assets	(152,871)	89,536	70,943
Prepaid expenses and other current assets	(2,333)	(38,523)	36,745
Other non-current assets	(4,420)	(8,446)	(22,355)
Accounts payable	44,231	135,812	(23,975)
Short-term notes payable	117,707	30,593	116,453
Amounts due to related parties	14,492	(2,166)	47,522
Other payables	(2,603)	14,498	12,484
Advances from customers	51,357	40,311	(30,123)
Other liabilities	14,748	(16,282)	56,542
Accrued warranty costs	(19,199)	15,516	12,004
Prepaid land use rights	397	5,319	—
Liability for uncertain tax positions	2,495	(1,613)	(1,111)
Deferred taxes	15,142	9,208	(112,263)
Settlement of derivatives	5,147	17,192	24,878

Net cash provided by operating activities	229,549	265,106	413,658

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2013	2014	2015
	(In Thousands of U.S. Dollars)
Investing activities:
Increase in restricted cash	(10,099)	(27,585)	(100,935)
Investment in affiliates	(4,278)	(72)	(84,389)
Return of investment from unconsolidated investees	—	337	1,698
Purchase of property, plant and equipment	(23,132)	(49,660)	(90,905)
Purchase of solar power systems	—	(15,480)	(551,863)
Loan to a third party	—	(24,382)	—
Repayment of loan received from a third party	—	—	24,467
Proceeds from disposal of investment on subsidiaries	—	—	3,615
Distribution to non-controlling shareholders due to disposal of a subsidiary	—	—	(4,225)
Acquisition of subsidiaries, net of cash received	—	—	(196,783)
Proceeds from disposal of property, plant and equipment	—	793	216

Net cash used in investing activities	(37,509)	(116,049)	(999,104)

Financing activities:
Proceeds from short-term borrowings	768,381	928,879	1,436,950
Repayment of short-term borrowings	(1,073,503)	(1,045,596)	(1,308,235)
Proceeds from long-term borrowings	149,832	56,989	487,228
Profit distribution to a non-controlling interest	(219)	—	(305)
Payment to non-controlling interests for sales of project companies	(8,071)	(5,483)	—
Gross proceeds from issuance of common shares	50,000	115,009	—
Issuance costs paid for common shares offering	(2,113)	(6,091)	—
Payment of financing costs	—	—	(39,297)
Purchase of shares from non-controlling shareholders	—	—	(927)
Proceeds from issuance of warrant	—	—	16,378
Proceeds from sale of non-controlling interest in a project asset	—	—	1,685
Proceeds from capital lease	—	—	25,246
Repayment of capital lease obligation	—	—	(1,107)
Proceeds from issuance of convertible notes	—	150,000	—
Issuance cost paid on convertible notes	—	(5,103)	—
Proceeds from exercise of stock options	10,793	3,343	1,867

Net cash provided by (used in) financing activities	(104,900)	191,947	619,483

Effect of exchange rate changes	(858)	(19,711)	(30,501)

Net increase in cash and cash equivalents	86,282	321,293	3,536
Cash and cash equivalents at the beginning of the year	141,968	228,250	549,543

Cash and cash equivalents at the end of the year	228,250	549,543	553,079

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	47,344	47,227	49,619
Income taxes paid	23,813	14,016	87,348
Supplemental schedule of non-cash activities:
Amounts due from disposal of subsidiaries or affiliates included in prepaid expenses and other current assets	137	—	—
Amounts due to non-controlling interests for sales of project companies included in payables	4,093	1,765	—
Property, plant and equipment costs included in other payables	14,057	23,541	34,161
Solar power systems costs included in accounts payables	—	339	115,887
Module contribution in exchange for non-controlling interests in affiliates	5,791	—	—
Reclassification of a partial interest from project assets to investment in connection with a sale of 51% equity in the project	—	—	84,200

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") design, develop, and manufacture solar wafers, cells and solar power products. In recent years, the Company has increased investment in, and management attention on its total solutions business, which consists primarily of solar power project development, engineering, procurement and construction, or EPC, services, operating and maintenance, or O&M, services, electricity revenue generation and sales of solar system kits. As of December 31, 2015, major subsidiaries of CSI are included in Appendix 1.

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

(c)   Use of estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include revenue recognition for sales of solar power projects, EPC services and development services accounted for under the percentage-of-completion method, allowance for doubtful accounts receivable and advances to suppliers, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, determination of assets retirement obligation ("ARO"), accrual for warranty and the recognition of the benefit from the purchased warranty insurance, fair value estimate of financial instruments including warrants and other types of derivative, accrual for uncertain tax positions, tax valuation allowances, applying acquisition method of accounting to business

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

acquisitions and the grant-date fair value of share-based compensation awards and related forfeiture rates.

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

(e)   Accounts receivable, unbilled

        Accounts receivable, unbilled represents revenue that has been recognized in advance of billing the customer. The Company uses the percentage-of-completion method to recognize revenue from EPC services, development services and sales of solar power projects when all relevant revenue recognition criteria have been met. Under this accounting method, revenue may be recognized in advance of billing the customer, which results in the recording of accounts receivable, unbilled. Once the Company meets the billing criteria under such contract, it bills the customer and reclassifies the unbilled balance to accounts receivable trade. Billing requirements vary by contract, but are generally structured around completion of certain construction milestones.

(f)    Allowance for doubtful receivables

        The Company began purchasing insurance from China Export & Credit Insurance Corporation ("Sinosure") since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by Sinosure. At the time the claim is made to Sinosure, the Company records a receivable from Sinosure equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from Sinosure in prepaid expenses and other current assets of $452, $643 and $442 as of December 31, 2013, 2014 and 2015, respectively and a corresponding reduction in bad debt expense.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

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

(i)    Project assets

        Project assets consist primarily of capitalized costs relating to solar power projects in various stages of development prior to the intended sale of the solar power projects to a third party. These costs

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

include certain acquisition costs, land costs and costs for developing and constructing a solar power system. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, solar modules and related equipment. Interest costs incurred on debt during the construction phase and all deferred financing costs amortized during the construction phase are also capitalized within project assets.

        Solar power projects are preliminarily classified as solar power systems unless the Company has intention to sell them to third parties. In that case, they will be classified as project assets on the balance sheets. During the development phase, these solar power projects are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estates. The costs to construct solar power systems are presented as investing activities in the consolidated statement of cash flows. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed and the sale will occur within one year.

        Once the development of the solar power projects is substantially complete and the projects reach Commercial Operation Date ("COD"), appropriateness of the classification of the project assets is assessed based on the circumstances at that time. Solar power projects that the Company intends to sell to third parties are transferred from solar power systems to project assets during the period. Solar power projects that the Company intends to hold and operate to generate electricity income are still classified as solar power systems. In 2015, the Company reclassified $111.3 million solar power systems to project assets—current on the balance sheets.

        Project assets are classified as current assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

with disposal of such project companies was recorded as a financing activity in the consolidated statement of cash flows.

        The Company does not depreciate the project assets when they are considered held for sale. Any revenue generated from a solar power system connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. If circumstances change, and the Company will begin to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to solar power systems. In 2015, the Company determined to expand its business model to both building and selling and building and operating certain projects. As a result, project assets amounted $347.2 million were reclassified to solar power systems (see Note 8).

(j)    Business combination

        Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. The Company charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred. These costs typically include transaction and integration costs, such as legal, accounting, and other professional fees.

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

(l)    Goodwill

        Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. The Company does not amortize goodwill but instead test goodwill for impairment at least annually in the fourth quarter. The Company performs impairment tests between scheduled annual tests if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit that has goodwill is less than its carrying value.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Company may first make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value to determine whether it is necessary to perform the two-step goodwill impairment test. The qualitative impairment test considers various factors including macroeconomic conditions, industry and market conditions, cost factors, a sustained share price or market capitalization decrease, and any reporting unit specific events. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the two-step impairment test is not required. If the qualitative assessment indicates it is more likely than not that a reporting unit's fair value is not greater than its carrying value, the Company proceeds to perform the two-step impairment test. The Company may also elect to proceed directly to the two step impairment test without considering such qualitative factors.

        The first step in a two-step impairment test is the comparison of the fair value of a reporting unit with its carrying amount, including goodwill. In accordance with the authoritative guidance over fair value measurements, the Company defines the fair value of a reporting unit as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. The Company primarily uses the income approach methodology of valuation, which includes the discounted cash flow method, to estimate the fair values of the reporting units.

        Significant management judgment is required when estimating the fair value of the reporting units including the forecasting of future operating results and the selection of discount and expected future growth rates that the Company uses in discounting cash flows. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not impaired and no further analysis is required.

        If the carrying value of a reporting unit exceeds its estimated fair value in the first step, then the Company is required to perform the second step of the impairment test. In this step, the Company assigns the fair value of the reporting unit calculated in step one to all of the assets and liabilities of the reporting unit, as if a market participant just acquired the reporting unit in a business combination. The excess of the fair value of the reporting unit determined in the first step of the impairment test over the total amount assigned to the assets and liabilities in the second step of the impairment test represents the implied fair value of goodwill. If the carrying value of a reporting unit's goodwill exceeds the implied fair value of goodwill, the Company would record an impairment loss equal to the difference. If there is no such excess, no goodwill impairment is required.

        The Company performed a qualitative assessment for each of the reporting units in the fourth quarter of 2015 and concluded that it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Accordingly, the two-step goodwill impairment test for the Company's reporting units was not considered necessary.

(m)  Property, plant and equipment

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

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

(n)   Solar Power Systems

        Solar power systems are comprised of ground-mounted projects and roof top systems that the Company intends to hold for use. The solar power systems are stated at cost less accumulated depreciation. The cost consists primarily of direct costs incurred in various stages of development prior to the commencement of operations. For a self-developed solar power system, the actual cost capitalized is the amount of the expenditure incurred for the application of the feed-in tariff ("FIT") or other similar contracts, permits, consents, construction costs, interest costs capitalized, and other costs capitalized. For a solar power system acquired from third parties, the initial costs include the consideration transferred and certain direct acquisition costs. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred.

        When Solar power systems is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the balance sheets and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is recognized using the straight-line method over the estimated useful lives of the solar power systems of 20 to 25 years.

(o)   Intangible assets

        Intangible assets primarily represent the technical know-how and computer software purchased from third parties. Intangible assets are recorded at fair value at the time of acquisition less accumulated amortization, if applicable. Amortization is recorded according to the following table on a straight-line basis for all intangible assets:

Power purchase agreement ("PPA")	Over the estimated useful lives
Technical know-how	10 years
Computer software	1-10 years

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(p)   Prepaid land use rights

        Prepaid land use rights represent amounts paid for the Company's lease for the use right of lands located in China ("PRC") and Japan. Amounts are charged to earnings ratably over the lease periods of 20 to 50 years.

(q)   Investments in affiliates

        The Company accounts for the investments in affiliates using either the cost or equity method of accounting depending upon whether the Company has the ability to exercise significant influence over the affiliates. As part of this evaluation, the Company considers the participating and protective rights in the affiliates as well as its legal form. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investment. The Company uses the equity method of accounting for the investments when the Company has the ability to significantly influence the operations or financial activities of the investee. The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

        Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2013, 2014 and 2015, the Company recorded no impairment charges on its investments.

(r)   Impairment of long-lived assets

        The Company assesses the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss based on the fair value of the assets. The Company recorded impairment charges for property, plant and equipment of $3,665, $1,573 and $6,992 for the years ended December 31, 2013, 2014 and 2015, respectively.

(s)   Interest capitalization

        The Company capitalizes interest costs as part of the historical costs of acquiring or constructing certain assets during the period of time required to get the assets ready for their intended use or sell the asset to a customer. The Company capitalizes interest costs to the extent that expenditures to acquire, construct, or develop an asset have occurred and interest costs have been incurred. Interest capitalized for property, plant and equipment, or solar power systems is depreciated over the estimated useful life of the related asset, as the qualifying asset is placed into service. The interest capitalized for project assets forms part of the cost of revenues when such project assets are sold and all revenue recognition criteria are met. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

(t)    Assets retirement obligation

        Certain jurisdictions in which the Company's project assets are located or certain land lease agreements require the removal of the solar power systems when the project is decommissioned. ARO for the estimated costs of decommissioning associated with long-lived assets at a future date are accounted for in accordance with ASC 410-20, Asset Retirement Obligations ("ASC 410-20"). ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its expected future value, while the capitalized cost is depreciated over the useful life of the related asset. The Company's ARO included in solar power systems were nil and $7,574 as of December 31, 2014 and 2015, respectively.

(u)   Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but the amount cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(v)   Income taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry-forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (iii) non-current tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior periods and not settled with cash or other tax attributes. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. The Company records penalties and interests associated with the uncertain tax positions as a component of income tax expense.

(w)  Revenue recognition

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

expenses and the duty. The Company bears the risks and costs associated with supplying the goods to the delivery location.

        As of December 31, 2013, 2014 and 2015, the Company had inventories of $8.2 million, $7.5 million and $7.3 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered products remain as inventories on consolidated balance sheets, regardless of whether title has been transferred. In such cases, the Company recognizes revenue, adjusts inventories and recognizes cost of revenues when payment is collected from customers.

        Revenues from sales to customers are recorded net of estimated returns.

        The Company enters into toll manufacturing arrangements in which the Company receives cells and returns finished modules. In such cases, the title of the cells received and risk of loss remains with the seller. As a result, the Company does not recognize inventory on the consolidated balance sheets. The Company recognizes a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2013, 2014 and 2015, the Company recognized revenue of $13,953, $16,578 and $6,764, respectively, under toll manufacturing arrangements.

EPC services and development services

        The Company uses the percentage-of-completion method to recognize revenues for which the Company provides EPC services and development services, unless the Company cannot make reasonably dependable estimates of the costs to complete the contract, in which case the Company would use the completed contract method. The percentage-of-completion method is considered appropriate in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist: (i) contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement; (ii) the buyer can be expected to satisfy all obligations under the contract; and (iii) the contractor can be expected to perform all contractual obligations. The Company uses the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. The Company recognizes job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power projects as required by the engineering design. The construction periods normally extend beyond six months and less than one year.

        The percentage-of-completion method of revenue recognition requires the Company to make estimates of net contract revenues and costs to complete contracts. In making such estimates, management judgments are required to evaluate significant assumptions including the amount of net contract revenues, the cost of materials and labor, expected labor productivity, the impact of potential variances in schedule completion, and the impact of any penalties, claims, change orders, or performance incentives.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        If estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which revisions to the estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

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

  (iv)
  Financing method. On occasion the Company sells an interest in the project assets to a third party with an option to repurchase those assets in the future. The Company considers that there are continuing involvements in the projects, and thus no profit or sales is recognized. All the project assets remain on the Company's consolidated balance sheets. The total proceeds from the buyers are reflected as other non-current liabilities on the consolidated balance sheets. The buyer's shares of earnings in the projects, during each period are reflected as interest expenses with a corresponding increase to the respective financing liabilities. Further distributions from the partnership are reflected as a decrease to the other non-current liabilities. As of December 31, 2015, the Company recorded $3.2 million included in other non-current liabilities on the consolidated balance sheet. There were no distributions during the year ended December 31, 2015.

        During 2013, 2014 and 2015, the Company recognized $211,123, $754,210 and $557,132 of revenue from the sale of solar power projects using the full accrual method and recognized $81,234, $137,726 and $863 from sales of power projects using percentage-of-completion method, respectively.

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

Electricity revenue

        Electricity revenue is generated primarily from various non-affiliated parties under long-term PPAs and performance based energy incentives. The Company recognizes electricity revenue when persuasive evidence of an arrangement exists, electricity has been generated and transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

        Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity. The Company recognizes performance-based energy incentives of electricity revenue generated from solar power systems when the condition attached to it has been met and there

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

is reasonable assurance that the grant will be received. During the years ended December 31, 2013, 2014 and 2015, the Company recognized performance-based energy incentives of $1.2 million, $2.0 million, and $16.1 million related to electricity generated from solar power systems in revenue.

        Certain PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating leases. Minimum lease payments are recognized over the term of the lease and contingent rents are recorded when the achievement of the contingency becomes probable in accordance with the U.S. GAAP. None of the Company's operating leases have minimum lease payments, so revenue from these contracts is recognized as energy and any related renewable energy attributes are delivered. During the years ended December 31, 2013, 2014 and 2015, the total lease income recognized were nil, nil, and $6.1 million related to PPAs, respectively.

(x)   Shipping and handling costs

        Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales of $33,938, $55,671 and $73,008, are included in selling expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

(y)   Research and development

        Research and development costs are expensed when incurred and amounted to $11,685, $12,057 and $17,056 for the years ended December 31, 2013, 2014 and 2015, respectively.

(z)   Advertising expenses

        Advertising expenses are expensed when incurred and amounted to $4,669, $6,581 and $5,953 for the years ended December 31, 2013, 2014 and 2015, respectively.

(aa) Warranty cost

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        Effective June 1, 2015, the Company guarantee that, for a period of 25 years, its polycrystalline modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;(ii) from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and(iii) by the end of year 25, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective June 1, 2015, the Company guarantee that, for a period of 25 years, its monocrystalline modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97% of the labeled power output;(ii) from year 2 to year 24, the actual annual power output decline will be no more than 0.7%; and (iii) by the end of year 25, the actual power output of the module will be no less than 80.2% of the labeled power output. In addition, effective January 1, 2015, the Company lengthened the warranty against decline in its Dymond modules to 30 years and the Company guarantee that, for a period of 30 years, the Dymond modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output; (ii) from year 2 to year 29, the actual annual power output decline will be no more than 0.5%; and(iii) by the end of year 30, the actual power output of the module will be no less than 83% of the labeled power output.

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

        In April 2010, the Company began entering into agreements with a group of insurance companies with high credit ratings to back up its warranties. Under the terms of the insurance policies, which are designed to match the terms of its solar module product warranty policy, the insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incurs under the terms of its solar module product

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortizes them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year. The unamortized carrying amount is $1,083, $1,196 and $1,921 as of December 31, 2013, 2014 and 2015, respectively and was included as a component of prepaid expenses and other current assets.

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

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company's consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, the Company will reclassify that portion of the receivable as being current. The insurance receivable amounts were $43,402 and $56,605 at the end of 2014 and 2015, respectively, and were included as a component of other non-current assets.

        The Company made downward adjustments to its accrued warranty costs of $9,070 and other non-current assets of $5,024, for the year ended December 31, 2015, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

warranty costs. Accrued warranty costs (net effect of adjustments) of $(16,465), $18,570 and $15,876 are included in cost of revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

(ab) Redeemable non-controlling interests

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

(ac) Foreign currency translation

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

(ad) Comprehensive income

        Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included (i) net income, (ii) foreign currency translation adjustments, (iii) gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities, and (iv) the unrealized gains or losses (effective portion) on derivative instruments that qualify for and have been designated as cash flow hedges.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ae) Foreign currency risk

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company's cash and cash equivalents and restricted cash denominated in RMB amounted to $497,510, $574,531 and $722,734 as of December 31, 2013, 2014 and 2015, respectively.

(af)  Concentration of credit risk

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers and amounts due from related parties.

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

        The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2014 and 2015, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31, 2014	At December 31, 2015
	$	$
Supplier A	16,268	18,260
Supplier B	10,459	9,086

(ag) Fair Value of Financial Instruments

        The Company applies authoritative guidance for fair value measurements for its financial assets and liabilities. The guidance defines fair value as an exit price representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance also establishes a fair value hierarchy, which prioritized the inputs

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

used in measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's restricted cash balance for all periods presented uses level one fair value inputs.

        Level 2—Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

        Level 3—Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

(ah) Derivatives instruments and hedging activity

        The Company's primary objective for holding derivative financial instruments is to manage risks. Depending on the terms of the specific derivative instruments and market conditions, some of the Company's derivative instruments may be assets and others liabilities at any particular point in time. The recognition of gains or losses resulting from changes in fair value of these derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

        The Company enters into derivatives to hedge its foreign currency risk, exposure to losses from price adjustments of electricity and interest rate risk. When the Company determines to designate a derivative instrument as a cash flow hedge, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in hedging transactions is highly effective in offsetting changes in cash flows of hedged items. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred.

        Fair value of the derivative instruments is determined using pricing models developed based on the underlying price of the hedged items. The values are also adjusted to reflect nonperformance risk of the counterparty and the Company, as necessary.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ai)  Earnings (loss) per share

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

(aj)  Share-based compensation

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

(ak) Recently issued accounting pronouncements

        In May 2014, the Financial Accounting Standards Board (or "FASB") issued Accounting Standards Updates (or "ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards ("IFRS"). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014 –09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

        In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. The Company is still in the process of assessing the potential financial impact to the Company.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company plans to adopt the new standard for the year beginning January 1, 2016 retrospectively, and does not expect the adoption to have a significant net impact on the financial statements.

        In July, 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. The Company plans to adopt the new standard for the year beginning January 1, 2016, and is still in the process of assessing the potential financial impact to the Company.

        In September 2015, the FASB issued ASU2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The Company adopted the new standard during the fourth quarter of 2015, which did not have a significant impact on the financial statements.

        In November 2015, the FASB issued ASU2015-17 as part of its simplification initiative. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company plans to adopt the new standard for the year beginning January 1, 2016 retrospectively, and does not expect the adoption to have a significant net impact on the financial statements.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. The Company is still evaluating the impact ASU 2016-01 will have on the consolidated financial statements and associated disclosures.

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. The Company is currently evaluating the impact of the adoption this standard on its consolidated financial statements.

        In March 2016, the FASB issued ASU2016-09, "Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

3. BUSINESS COMBINATION

Acquisition of Recurrent

        On March 30, 2015, the Company acquired 100% of the equity interests in Recurrent Energy, LLC ("Recurrent"), a limited liability company organized and existing under the laws of the State of Delaware. Through its subsidiaries, Recurrent engages in developing, building, operating and sales of utility scale and commercial solar systems. Subsequent to the acquisition, Recurrent has become a wholly owned subsidiary of the Company and operates and develops its major solar project pipeline in the United States.

        The purchase price of Recurrent was allocated to identifiable assets acquired and liabilities assumed on their estimated fair values at the date of acquisition. The excess of the purchase price over fair value of net assets acquired was allocated to goodwill.

        The Company acquired Recurrent for a total cash consideration of approximately $261.4 million. The fair values assigned are based on reasonable methods applicable to the nature of the assets

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. BUSINESS COMBINATION (Continued)

acquired and liabilities assumed. The following table summarized the estimated fair values of assets acquired and liabilities assumed at the date of acquisition.

In Millions of U.S. Dollars
Recognized identifiable assets acquired and liabilities assumed
Cash	108.4
Restricted cash	38.2
Project assets	233.5
Solar power systems, net	46.8
Other assets	40.2
Less : Long term borrowings and notes payable	165.2
Other liabilities	51.4

Total identifiable net assets	250.5

Goodwill	10.9

        The goodwill is allocated to each project under Recurrent with respect to their fair value. None of the goodwill recognized from the acquisition of Recurrent is expected to be deductible for income tax purposes. Goodwill recognized from this acquisition reflects the current value of the expected future income resulting from synergies of the combined operations.

        Revenue of the Company for the year ended December 31, 2015 included $266.9 million generated from Recurrent since acquisition day, and net income of the Company for the year ended December 31, 2015 included $3.5 million net income from Recurrent since acquisition, respectively.

        Bank fees, legal costs and accounting costs associated with the acquisition of $4.2 million have been expensed and recorded within general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2015.

Acquisition of SSM

        On September 28, 2015, the Company acquired 100% of the equity interests in SSM1 Solar ULC, SSM2 Solar ULC, and SSM3 Solar ULC (together as "SSM"). Subsequent to the acquisition, SSM have become wholly owned subsidiaries of the Company and operates and develops its solar project pipeline in Canada.

        The Company acquired SSM for a total cash consideration of approximately $59.0 million. The purchase price allocation for this acquisition has not yet been finalized. The following table summarized

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. BUSINESS COMBINATION (Continued)

the preliminary fair value of assets acquired and liabilities assumed at the acquisition date. The final allocation of the purchase price may differ from this preliminary allocation.

In Millions of U.S. Dollars
Recognized identifiable assets acquired and liabilities assumed
Cash	8.1
Solar power systems	141.9
Intangible assets	72.0
Other assets	11.7
Less: Short-term borrowings	7.4
Long-term borrowings	134.6
Other liabilities	32.7

Total identifiable net assets	59.0

        Bank fees, legal costs and accounting costs associated with the acquisition of $2.4 million have been expensed and recorded within general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2015.

Pro forma results of acquisitions (unaudited)

        The following pro forma condensed consolidated financial results of operations are presented as if the acquisitions described above had been completed at the beginning of the comparable annual reporting period. Specifically, the pro forma results give effect as though the acquisition of Recurrent and the acquisition of SSM were consummated on January 1, 2014.

	Years end December 31,
	2014	2015
(In thousands of U.S. Dollars, expect per share data)
Pro forma sales	4,174,232	3,505,324
Pro forma net income attributable to Canadian Solar Inc.	431,539	159,231
Diluted earnings per share attributable to Canadian Solar Inc.	7.35	2.72

        The unaudited pro forma net income for the year ended December 31, 2015 excludes the impact of $6.6 million of non-recurring items related to transaction related costs.

        The pro forma condensed consolidated financial information has been prepared for comparative purposes only and includes certain adjustments, as noted above. The adjustments do not reflect the effect of costs or synergies that would have been expected to result from the integration of the acquisitions. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combinations occurred at the beginning of each period presented or of future results of the consolidated entities.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are comprised of allowances for accounts receivable trade, advances to suppliers and other receivables.

        An analysis of allowances for accounts receivable, trade for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Beginning of the year	47,582	38,483	31,817
Allowances reversed during the year, net	(1,897)	(5,843)	(1,084)
Accounts written-off against allowances	(7,878)	(9)	(858)
Foreign exchange effect	676	(814)	(1,719)

Closing balance	38,483	31,817	28,156

        An analysis of allowances for advances to suppliers for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Beginning of the year	38,545	40,047	37,735
Allowances made during the year, net	855	4	1,291
Accounts written-off against allowances	—	—	(9,465)
Foreign exchange effect	647	(2,316)	(932)

Closing balance	40,047	37,735	28,629

        An analysis of allowances for other receivables for the years ended December 31, 2013, 2014, 2015 is as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Beginning of the year	756	887	830
Allowances made (reversed) during the year, net	108	(53)	3,257
Foreign exchange effect	23	(4)	(202)

Closing balance	887	830	3,885

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

5. INVENTORIES

        Inventories consist of the following:

	At December 31, 2014	At December 31, 2015
	$	$
Raw materials	95,224	97,331
Work-in-process	33,207	18,904
Finished goods	303,894	218,254

	432,325	334,489

        In 2013, 2014 and 2015, inventory was written down by $715, $16,951 and $23,013, respectively, to reflect the lower of cost or market measurement.

6. PROJECT ASSETS

        Project assets consist of the following:

	At December 31, 2014	At December 31, 2015
	$	$
Project assets—Acquisition cost	119,060	2,220
Project assets—EPC and other cost	185,451	111,911

	304,511	114,131

Current portion	235,228	111,317
Non-current portion	69,283	2,814

        The Company recorded impairment charges for project assets of $1,558, $2,311 and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

7. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2014	At December 31, 2015
	$	$
Buildings	182,889	166,030
Leasehold improvements	6,849	7,755
Machinery	459,272	459,471
Furniture, fixtures and equipment	36,526	39,413
Motor vehicles	3,365	3,907

	688,901	676,576
Accumulated depreciation	(348,143)	(391,635)
Impairment	(1,605)	(8,470)

	339,153	276,471
Construction in process	33,328	54,581

Property, plant and equipment, net	372,481	331,052

        Depreciation expense of property, plant and equipment was $79,726, $79,895 and $80,642 for the years ended December 31, 2013, 2014 and 2015, respectively. Construction in process primarily represents production facilities under construction and the machinery under installation.

8. SOLAR POWER SYSTEMS, NET

        Solar power systems, net consist of the following:

	At December 31, 2014	At December 31, 2015
	$	$
Solar power systems in operation	75,344	508,584
Solar power systems under construction	22,697	706,118
Accumulated depreciation	(1,173)	(14,261)

Solar power systems, net	96,868	1,200,441

        For the years ended December 31, 2014 and 2015, in connection with decisions to hold and operate certain projects to generate revenues from the sale of electricity, projects totaling $98.0 million and $347.2 million, respectively, were reclassified to solar power systems, of which $22.7 million and $107.6 million were reclassified to those under construction, respectively. Depreciation expense of solar power systems was nil, $1,173 and $11,340 for the years ended December 31, 2013, 2014 and 2015, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. INTANGIBLE ASSETS, NET

        The following summarizes the Company's intangible assets:

As of December 31, 2015	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Power purchase agreements	71,770	(37)	71,733
Technical know-how	1,528	(1,164)	364
Computer software	14,226	(7,385)	6,841

Total intangible assets, net	87,524	(8,586)	78,938

As of December 31, 2014	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	1,622	(1,130)	492
Computer software	10,715	(4,601)	6,114

Total intangible assets, net	12,337	(5,731)	6,606

        The power purchase agreements were acquired as part of the acquisition of SSM, which were preliminarily valued at $72.0 million at the acquisition day, and will be amortized on a straight-line basis over their remaining contractual term of 16 years.

        Amortization expense for the years ended December 31, 2013, 2014 and 2015 were $1,095, $1,559 and $2,235, respectively.

        Amortization expenses of the above intangible assets is expected to be approximately $6.5 million, $6.1 million, $5.8 million, $5.5 million and $55.0 million for the years ended December 31, 2016, 2017, 2018, 2019, 2020 and thereafter, respectively.

10. FAIR VALUE MEASUREMENT

        The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

10. FAIR VALUE MEASUREMENT (Continued)

        As of December 31, 2014 and 2015, the following financial assets and liabilities were measured at fair value on a recurring basis in periods subsequent to their initial recognition using the type of inputs shown as follows:

	Fair Value Measurements Using
As of December 31, 2015	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	1,924	—	1,924	—
Commodity hedge	2,072	—	2,072	—
Interest rate swaption	4,335	—	4,335	—

Total Assets	8,331	—	8,331	—

Liabilities:
Interest rate swap	21,546	—	21,546	—
Warrants	25,265	—	25,265	—
Foreign exchange forward contracts	5,775	—	5,775	—

Total Liabilities	52,586	—	52,586	—

	Fair Value Measurements Using
As of December 31, 2014	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	9,643	—	9,643	—

Liabilities:
Foreign exchange forward contracts	445	—	445	—

Foreign exchange forward contracts

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

10. FAIR VALUE MEASUREMENT (Continued)

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

Commodity hedge

        During the year ended December 31, 2015, the Company has entered into a fixed for floating energy commodity swap with a financial institution to hedge cash flows associated with electricity sales of the Astoria project for the period between expected COD and commencement of the long term PPA with the offtaker in January 2019. The swap contract was designated as a cash flow hedge at inception and is anticipated to be effective through its two-year term that ends on December 31, 2018. The fair value of the swap contract was $2,072, an asset position, recorded in derivative assets—non-current on the balance sheet at December 31, 2015. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred.

        Fair value of the commodity swap is determined using pricing models developed based on the underlying commodity price of electricity and adjusted to reflect nonperformance risk of the counterparty and the Company, as necessary, which are considered Level 2 inputs.

Interest rate swaption

        During the year ended December 31, 2015, the Company has entered into an option to purchase a fixed for floating interest rate swap, also known as a swaption, with a financial institution to hedge cash flows associated with interest payments of certain projects of Recurrent. The swaption had not been designated as a hedge for accounting purposes. The fair value of the swaption contract was $4,335, an asset position, recorded in derivative assets—current on the balance sheet at December 31, 2015 and the change in its fair value is recorded in gain (loss) on change in fair value of derivatives during the year ended December 31, 2015.

        The fair value of the swaption was measured based on observable market data, which are considered Level 2 inputs.

Interest rate swap

        SSM, which the Company acquired on September 28, 2015, entered into fixed for floating interest rate swaps with a financial institution to hedge the interest rate risk resulting from fluctuations in interest rates on its project construction debts with notional amount totaling CAD186.0 million ($133.9 million), which will expire in 2029. The interest rate swaps had not been designated as a hedge for accounting purposes. The total estimated fair value of the swap contracts was $21,546, a liability position, recorded in derivative liabilities on the balance sheet at December 31, 2015, and the change in

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

10. FAIR VALUE MEASUREMENT (Continued)

its fair value was recorded in gain (loss) on change in fair value of derivatives during the year ended December 31, 2015.

        The estimated fair value of interest rate swaps was measured based on observable market data, which are considered Level 2 inputs.

Warrants

        The fair value of the warrants (see Note 26) was determined using the Binomial model, with certain inputs significant to the valuation methodology classified as Level 2 inputs.

        The effect of fair value of derivative instruments on the consolidated balance sheets as of December 31, 2014 and 2015 and the effect of derivative instruments on consolidated statements of operations for the years ended December 31, 2014 and 2015 are as follows:

	Fair Value of Derivative Assets
	At December 31, 2014		At December 31, 2015
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivatives assets—current	9,643	Derivatives assets—current	1,924
Interest rate swaption	—	—	Derivatives assets—current	4,335
Commodity hedge	—	—	Derivatives assets—non-current	2,072

	Total	9,643	Total	8,331

	Fair Value of Derivative Liabilities
	At December 31, 2014		At December 31, 2015
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivatives liabilities—current	445	Derivatives liabilities—current	5,775
Warrants	—	—	Derivatives liabilities—current	25,265
Interest rate swap	—	—	Derivatives liabilities—current	4,188
Interest rate swap	—	—	Derivatives liabilities—non-current	17,358

	Total	445	Total	52,586

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

10. FAIR VALUE MEASUREMENT (Continued)

		Amount of Gain (Loss) Recognized in Statements of Operations
		Years Ended December 31
	Location of Gain (Loss) Recognized in Statements of Operations
		2013	2014	2015
		$	$	$
Foreign exchange forward contracts	Gain(Loss) on change in fair value of derivatives	10,460	19,656	(3,738)
Foreign exchange option contracts	Gain(Loss) on change in fair value of derivatives	304	—	—
Change in fair value of warrants	Gain(Loss) on change in fair value of derivatives	—	—	(8,887)
Commodity hedge	Gain(Loss) on change in fair value of derivatives	—	—	(7)
Interest rate swaption	Gain(Loss) on change in fair value of derivatives	—	—	(107)
Interest rate swap	Gain(Loss) on change in fair value of derivatives	—	—	543

	Total	10,764	19,656	(12,196)

        The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

        In accordance with ASC 360, the Company's mono-crystalline ingot furnaces with a carrying value of $5.8 million was written down to its fair value $2.1 million, resulting an impairment charge of $3.7 million included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2013. The Company recorded impairment charges for certain idle assets of $1.6 million and $7.0 million for the years ended December 31, 2014 and 2015 respectively. The fair value of the assets or investment was measured based on prices offered by unrelated third-party willing buyers and classified as level 3 fair value measurements as the offering prices are not observable.

        The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under U.S. GAAP.

        The carrying value of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amount due from related parties, accounts and short-term notes payable, amount due to related parties, and short-term borrowings approximate their fair value due to the short-term maturity of these instruments. Long-term borrowings are $134,300 and $606,577 as of December 31, 2014 and 2015 respectively, which approximate their fair value since most of the borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as level 2 as the key input can be corroborated with market data.

        The carrying value of the Company's outstanding convertible notes as of December 31, 2015 was $150.0 million.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31,
	2014		2015
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
Suzhou Gaochuangte New Energy Co., Ltd.	7,112	40	6,837	40
CSI SkyPower	3,533	50	3,332	50
GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd.	3,311	10	4,526	10
Foto Light LP ("Foto Light")	2,390	5	1,735	5
Discovery Light LP ("Discovery Light")	2,125	5	1,951	5
City Light LP ("City Light")	—	—	1,943	5
RE Tranquillity Holdings LLC ("Tranquillity")	—	—	90,325	49
RE Silverlake Holdings LLC ("Garland")	—	—	8,599	49
RE Roserock Holdings LLC ("Roserock")	—	—	34,898	49
Suzhou Financial Leasing Co., Ltd.	—	—	13,860	6
Others	20,352	21-50	19,125	21-49

Total	38,823		187,131

Tax equity transactions

        In 2015, the Company, through its wholly owned subsidiary Recurrent, entered into the following tax equity transactions:

        In August 2015, the Company completed the sale of 100% of the class A membership interests of RE Tranquillity Holdings LLC, the holding company of the Tranquillity project entities, to Southern Power ("Southern"), a subsidiary of Southern Company. The Company maintains a 100% ownership in the class B membership interests of RE Tranquillity Holdings LLC. Southern paid the Company an initial contribution of $100 million in cash for the class A membership interests in RE Tranquillity Holdings LLC in August 2015.

        In October 2015, the Company completed the sale of 100% of the class A membership interests of RE Silverlake Holdings LLC, the holding company of the Garland project entities, to Southern. The Company maintains a 100% ownership in the class B membership interests of RE Silverlake Holdings LLC. Southern paid the Company an initial contribution of $49 million in cash for the class A membership interests in RE Silverlake Holdings LLC in October 2015.

        In December2015, the Company completed the sale of 100% of the class A membership interests of RE Roserock Holdings LLC, the holding company of the Roserock project entities, to Southern. The Company maintains a 100% ownership in the class B membership interests of RE Roserock Holdings LLC. Southern paid the Company an initial contribution of $45 million in cash for the class A membership interests in RE Roserock Holdings LLC in December 2015.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES (Continued)

        Under the LLC agreement, the class A membership interests and class B membership interests will receive 51% and 49%, respectively, of future cash flow distributions, and Southern is entitled to substantially all of the projects' federal tax benefits.

        Effective with the sale of the class A membership interests, the Company ceased having controlling financial interests in Tranquillity, Roserock and Garland, and accounted for the transactions as partial sales of real estate under ASC360-20. The Company also considered that it would continue to exercise significant influence over its retained interest in and has accounted for this interest pursuant to the equity method of accounting.

        In connection these sales to Southern, $190.4 million was recognized as revenue, and with the loss of a controlling financial interest in Tranquillity, Garland and Roserock, the Company derecognized net assets of $93.9 million, $56.4 million and $23.5 million and recognized an investment in affiliate balance, respectively.

        Subsequent to sales of the class A membership interests, the Company further contributed $69.5 million to the projects in 2015.

Other investments

        On December 17, 2009, CSI Cells Co., Ltd. ("SZCC", or "CSI Cells") established a joint venture, Suzhou Gaochuangte New Energy Co., Ltd., ("Gaochuangte"), for total cash consideration of $2,929. SZCC holds a 40% voting interests and one of the three board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee. On July 4, 2011, Gaochuangte increased its share capital, and SZCC paid $3,119 in proportion to its ownership percentage.

        On July 4, 2011, CSI Solar Power (China) Inc. ("SZSP") acquired a 10% interests in a joint venture, GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd, for cash consideration of $2,549. SZSP is able to exercise significant influence over the investee through its representative in the board.

        On May 23, 2012, CSI established a joint venture, CSI SkyPower, for cash consideration of $3,429. In August 2013, CSI SkyPower increased its share capital, and CSI paid $4,000 in proportion to its ownership percentage. CSI holds a 50% voting interests and two of four board members are designated by CSI and, as such, CSI is considered to have significant influence over the investee.

        In September 2012, CSI Project Holdco, LLC ("USPH") acquired 21% to 30% equity interests in certain separate utility-scale solar power projects from third parties by contribution of solar modules with an aggregate book value of $15,875. In the second quarter of 2013, some solar power projects increased their share capital, and USPH contributed solar modules with an aggregate book value of $5,791 in proportion to its ownership percentage. These equity interests were recorded at the carrying value of the modules contributed.

        In December 2014, CSI sold its 95% equity interests in two projects, Discovery Light and Foto Light to a third party buyer. The Company still held 5% equity interests of these two projects.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES (Continued)

        In March 2015, CSI sold its 95% equity interests in one project, City Light to a third party buyer. The Company still held 5% equity interests of this project.

        On September 8, 2015, SZSP established an entity, Suzhou Financial Leasing Co., Ltd., for cash consideration of $13,860, and holds a 6% voting interests. SZSP is considered not have significant influence over the investee, and the cost method is used in this investment.

        Equity in earnings (loss) of unconsolidated investees was $(3,064), $487 and $(643) for the years ended December 31, 2013, 2014 and 2015, respectively.

12. BORROWINGS

	At December 31, 2014	At December 31, 2015
	$	$
Bank borrowings	796,739	1,631,858

Analysis as:
Short-term	655,926	961,639
Long-term, current portion	37,202	107,392

Subtotal for short-term	693,128	1,069,031
Long-term, non-current portion	103,611	562,827

Borrowings from non-banking institutions	63,074	131,295

Analysis as:
Short-term	14,708	53,899
Long-term, current portion	17,677	33,646
Long-term, non-current portion	30,689	43,750

Total	859,813	1,763,153

        As of December 31, 2015, the Company had contractual bank credit facilities of $2,770,957, of which $740,182 has been drawn down with the due dates beyond December 31, 2016, $894,643 has been drawn down with the due dates before December 31, 2016 and $1,136,132 was available for draw down upon demand. In addition, as of December 31, 2015, the Company also had non-binding bank credit facilities of $516,852, of which $295,735 has been drawn down with the due dates before December 31, 2016 and $154,004 was subject to banks' discretion upon request for additional drawn down.

        As of December 31, 2015, short-term borrowings of $904,188 and long-term borrowings of $566,448 were secured by property, plant and equipment with carrying amounts of $114,202, inventories of $49,715, prepaid land use rights of $11,549, equity of $419,374, restricted cash of $80,000, and project assets and solar power systems of $1,242,238.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

a)
Short-term

        The Company's short-term borrowings consist of the following:

	At December 31, 2014	At December 31, 2015
	$	$
Bank borrowings
Short-term bank borrowings secured by restricted cash	120,772	139,412
Short-term bank borrowings secured by inventories	35,882	12,926
Short-term bank borrowings guaranteed by Dr. Shawn Qu	57,419	—
Short-term bank borrowings secured by prepaid land use rights and property, plant and equipment	91,270	302,379
Short-term bank borrowings secured by project assets and solar power systems	45,149	189,222
Short-term borrowings secured by equity	—	76,837
Unsecured short-term borrowings	305,434	240,863
Long-term borrowings due within one year
Long-term bank borrowings due within one year secured by inventories	—	46
Long-term borrowings due within one year secured by prepaid land use rights and property, plant and equipment	5,034	13,327
Long-term borrowings due within one year secured by project assets and solar power systems	587	83,264
Long-term borrowings due within one year secured by restricted cash	19,400	—
Long-term bank borrowings due within one year secured by equity	—	308
Unsecured long-term borrowings due within one year	12,181	10,447

	693,128	1,069,031
Borrowings from non-banking institutions
Short-term borrowings secured by restricted cash	—	53,899
Long-term borrowings due within one year secured by project assets	16,150	32,568
Unsecured long-term borrowings due within one year	1,527	1,078
Unsecured short-term borrowings	14,708	—

	32,385	87,545

Total	725,513	1,156,576

        The average interest rate on short-term borrowings was 4.63% and 4.32% per annum for the years ended December 31, 2014 and 2015, respectively. The short-term borrowings are repayable within one year.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

b)
Long-term

        The Company's long-term borrowings consist of the following:

	At December 31, 2014	At December 31, 2015
	$	$
Bank borrowings
Unsecured long-term bank borrowings	50,162	10,124
Long-term bank borrowings secured by project assets and solar power systems	43,749	162,993
Long-term bank borrowings secured by property, plant and equipment	—	13,327
Long-term bank borrowings secured by equity	—	376,383
Long-term bank borrowings secured by restricted cash	9,700	—
Borrowings from non-banking institutions	—	—
Long-term borrowings secured by project assets and solar power systems	15,219	13,745
Unsecured long-term borrowings	15,470	30,005

Total	134,300	606,577

        The average interest rate on long-term borrowings was 6.32% and 4.75% per annum for the years ended December 31, 2014 and 2015, respectively.

        Future principal repayments on the long-term borrowings are as follows:

2016	141,038
2017	288,081
2018	211,557
2019	3,696
2020 and thereafter	103,243

Total	747,615
Less: future principal repayment related to long-term borrowings, current portion	(141,038)

Total long-term portion	$606,577

        On October 29, 2011, CSI Cells Co., Ltd. entered into a syndicated loan agreement with local Chinese commercial banks, denominated in RMB. The latest renewed total credit facility under this agreement equaled $47,225. The facility bears the base interest rate published by People's Bank of China for the same maturity for RMB denominated borrowings and the interest under both tranches is due quarterly in arrears. Outstanding borrowings under this agreement equaled $47,225 at December 31, 2015, which requires repayment of $23,774, $23,451 in 2016, 2017 respectively. The

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

borrowing under the agreement is guaranteed by CSI Solar Power (China) Inc., Canadian Solar Manufacturing (Luoyang) Inc. and Canadian Solar Manufacturing (Changshu) Inc. The agreement does not contain any financial covenants or restrictions.

        On October 28, 2013, CSI Cells Co., Ltd., entered into a loan agreement, denominated in RMB, with a state-owned trust company about research of solar photovoltaic technology. The total credit facility under this agreement equaled $1,078, which requires repayment of $1,078 in 2016. The loan is free of interest and does not contain any financial covenants or restrictions.

        On December 4, 2013, Canadian Solar International Project 1 Limited, the Company's 100% owned subsidiary, entered into a loan agreement, denominated in U.S. dollars, with Harvest North Star Capital. The total credit facility under this agreement was $32,410 and will be used to finance the development of several ground-mounted solar power projects in Japan. Outstanding borrowings under this agreement equaled $32,410 at December 31, 2015, which requires repayment of $32,410 in 2016 respectively. The loan is secured by project assets and guaranteed by Canadian Solar Inc. The agreement does not contain any financial covenants or restrictions.

        On August 28, 2013, CSI Solar Power (China) Inc. entered into a financing agreement, denominated in RMB, with China Development Bank, Suzhou Branch, or CDB, pursuant to which CDB agreed to provide $6,006, in long-term construction financing for the construction of solar power projects in Suzhou National New and High-tech Industrial Development Zone. Outstanding borrowings under this agreement equaled $6,006 at December 31, 2015, which requires repayment of $1,078, $1,078, $1,078, $1,078 and $1,694 in 2016, 2017, 2018, 2019 and, 2020 thereafter, respectively. The loan is secured by project assets and guaranteed by Canadian Solar Inc. As at December 31, 2015, the Company met all the requirements of the financial covenants.

        In March 2015, the Company acquired 100% of the equity interests in Recurrent. On November 15, 2010, RE Cranbury Solar 1 LLC, a 100% owned subsidiary of Recurrent, entered into a loan agreement, denominated in U.S. dollars, with Macquarie Energy LLC. The total credit facility under this agreement was $4,000 and will be used to finance the development of several ground-mounted solar power projects in U.S. Outstanding borrowings under this agreement equaled $4,000 at December 31, 2015, which requires repayment of $4,000 in 2017. The loan is secured by project assets. The agreement does not contain any financial covenants or restrictions.

        In March 2015, the Company acquired 100% of the equity interests in Recurrent. On April 5, 2010, several 100% owned subsidiaries of Recurrent entered into a loan agreement, denominated in U.S. dollars, with Kaiser Foundation Hospitals. The total credit facility under this agreement was $9,903 and will be used to finance the development of several ground-mounted solar power projects in U.S. Outstanding borrowings under this agreement equaled $9,903 at December 31, 2015, which requires repayment of $157, $131, $185, $245 and $9,185 in 2016, 2017, 2018, 2019 and 2020 thereafter respectively. The loan is secured by project. The agreement does not contain any financial covenants or restrictions.

        On March 27, 2015, CSI New Energy Holding Co., Ltd. entered into a loan agreement with a Chinese commercial bank, Bank of Jiangsu. The bank agreed to provide long-term construction

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

financing to the Company, denominated in RMB, totaling $15,092, for the construction of solar power projects in Peixian Jiangsu. Outstanding borrowing under this agreement equaled $6,160 at December 31, 2015, which requires repayment of $308, $770, $924, $924 and $3,234 in 2016, 2017, 2018, 2019 and 2020 thereafter, respectively. The loan is secured by equity of Peixian Suxin Solartronics CO., Ltd. and guaranteed by CSI Solar Power (China) Inc. The agreement does not contain any financial covenants or restrictions.

        On April 30, 2015, Canadian Solar Inc. entered into a loan agreement with China Minsheng Banking Corp,.Ltd. , denominated in U.S. dollars, The total credit facility under this agreement was $210,000 for acquisition purposes. Outstanding borrowing under this agreement was $210,000 as of December 31, 2015, which requires repayment of $10,000, $10,000 and $190,000 in 2016, 2017 and 2018 respectively. The loan is secured by equity of CSI Solar Power (China) Inc. and guaranteed by Canadian Solar Manufacturing (Changshu) Inc., CSI Cells Co., Ltd., Canadian Solar Manufacturing (Luoyang) Inc. The agreement does not contain any financial covenants or restrictions.

        On May 18, 2015, Canadian Solar International Project 2 Limited entered into credit agreement with Rabobank International Hong Kong Branch, dominated in Japanese Yen, the total credit facility under this agreement equaled $29,072 and will be used to finance the development of several ground-mounted solar power projects in Japan. Outstanding borrowings equaled $25,343 at December 31, 2015, which requires repayment of $25,343 in 2017. The loan is secured by equity and guaranteed by Canadian Solar Inc. The agreement does not contain any financial covenants or restrictions.

        On June 17, 2015, 2225228 Ontario Inc. 3G Alfred and Beam Light LP, the Company's 100% owned subsidiaries, entered into a loan agreement denominated in Canadian Dollar, with Deutsche Bank Trust Company Americas. The total credit facility under this agreement is $51,556 and was used to finance the payment of the project costs. Outstanding borrowings under this agreement equaled $45,386 at December 31, 2015, which requires repayment of $45,386 in 2017. The loan is secured by project assets. The agreement does not contain any financial covenants or restrictions.

        On August 17, 2015, Canadian Solar New Energy (Kuan Cheng) Co. Ltd., the Company's 100% owned subsidiaries, entered into a loan agreement denominated in RMB, with a local Chinese commercial bank. The total credit facility under this agreement is $15,400 and was used to finance the payment of the project costs. Outstanding borrowings under this agreement equaled $6,160 at December 31, 2015, which requires repayment of $308, $1,232, $1,694, $1,694 and $1,232 in 2016, 2017, 2018, 2019 and 2020 thereafter. The loan is secured by project assets. The agreement does not contain any financial covenants or restrictions.

        In September 2015, the Company acquired SSM, and assumed project loans originally entered into on September 30, 2011, denominated in Canadian Dollar, with Norddeutsche Landesbank Giozentrale. The total credit facility under this agreement is $136,926 and was used to finance the payment of the project costs. Outstanding borrowings under this agreement equaled $134,304 at December 31, 2015, which requires repayment of $46,967 and $87,337, in 2016 and 2019 thereafter. The loan is secured by project assets. The agreement does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

        On October 26, 2015, Canadian Solar Inc. entered into a syndicated loan agreement denominated in U.S. dollars, arranged by Credit Suisse. The total credit facility under this agreement is $200,000 and was for general corporate purpose. Outstanding borrowings under this agreement equaled $180,000 at December 31, 2015, which requires repayment of $180,000 in 2017. The loan is secured by equity of the company's subsidiaries. The borrowing also contains some financial covenants about revenue, assets and liabilities. As at December 31, 2015, the Company met all the requirements of the financial covenants. In connection with the loan, the Company issued the lenders warrants to purchase up to 1,348,040 shares of common stock, at an exercise price of $24.48 per share on October 26, 2015, and warrants to purchase up to 940,171 shares of common stock, at an exercise price of $28.08 per share on December 11, 2015, respectively, subject to adjustment under several special circumstances, including anti-dilution clauses. See Note 26 for warrants disclosure.

        The borrowings disclosed as above bear floating interest rate from 2.55% to 12.8%.

        On February 28, 2013, Canadian Solar Japan K.K. entered into a loan agreement with a Japanese bank for working capital, denominated in Japanese yen. The latest renewed total credit facility under this agreement equaled $46. The facility requires repayment of $32 each month. The outstanding borrowings under this agreement equaled $46 at December 31, 2015, which requires repayment of $46 in 2016. The agreement does not contain any financial covenants or restrictions.

        On June 25, 2014 CSI-GCL (Yancheng) Solar Manufacturing Co., Ltd. ("YCSM"), entered into a financing agreement, denominated in RMB, with local Chinese state-owned companies, which agreed to provide $41,579 in long-term construction financing for the construction of solar power projects and production line construction in Yancheng, Jiangsu. The facility is composed of two tranches. The first tranche has a credit limit of $23,100 which requires repayment within three years and was for working capital purposes. The second tranche has a credit limit of $18,479 for the expansion of solar cell production capacity. As of December 31, 2015, YCSM has drawn $11,899 and $18,105 respectively from the first and the second tranche. Both of the tranches are free of security and interest and the agreement does not contain any financial covenants or restrictions. The total outstanding borrowings under this agreement equaled $30,004 at December 31, 2015, which requires repayment of $12,143 and $17,861 in 2017 and 2018 respectively. The agreement does not contain any financial covenants or restrictions.

        The borrowings disclosed as above bears fixed interest rate from nil to 1.45%.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

c)
Interest expense

        The Company capitalized interest costs incurred into the Company's project assets or property, plant and equipment as follows during the years ended December 31, 2013, 2014 and 2015:

	Years Ended December 31
	2013	2014	2015
	$	$	$
Interest capitalized—project assets	17,293	10,304	102
Interest capitalized—solar power system	—	—	23,328
Interest capitalized—property, plant and equipment	348	203	912
Interest expense	46,244	48,906	54,148

Total interest incurred	63,885	59,413	78,490

13. LEASE

        In September 2015, YCSM leased certain machinery and equipment from a third party (the "purchaser-lessor"). Pursuant to the terms of the contract, YCSM is required to pay to the purchaser-lessor quarterly lease payments over three years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease was classified as capital lease. As of December 31, 2015, the carrying amount of the machinery and equipment related to this capital lease contract was $28,332, the payable related to this contract was $27,332, of which $9,496 was included in other payables and $17,836 was included in other non-current liabilities on the consolidated balance sheet.

        As of December 31, 2015, future minimum lease payments required under non-cancelable capital lease agreements were as follows:

Year Ending December 31:	$
2016	10,126
2017	10,110
2018	8,986

Total minimum lease payments	29,222
Less: Amount representing interest	2,782

Present value of net minimum lease payments	26,440
Current portion	8,712

Non-current portion	17,728

14. SHORT-TERM NOTES PAYABLE

        The Company enters into arrangements with banks whereby the banks issue notes to the Company's vendors, which effectively serve to extend the payment date of the associated accounts

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. SHORT-TERM NOTES PAYABLE (Continued)

payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks' settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company's restricted cash balances and other deposits with that same bank, the notes payable do not represent cash borrowings from the bank and, as such, the associated cash payments have been recorded by the Company as an operating activity in the consolidated statements of cash flows. As of December 31, 2014 and 2015, short-term notes payable was $388,052 and $473,247, respectively.

15. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Beginning balance	58,334	40,605	54,644
Warranty provision	(16,465)	18,570	15,876
Warranty costs incurred	(951)	(2,996)	(3,872)
Foreign exchange effect	(313)	(1,535)	(1,455)

Ending balance	40,605	54,644	65,193

16. RESTRICTED NET ASSETS

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

        In addition to the general reserve, the Company's PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

16. RESTRICTED NET ASSETS (Continued)

appropriations to general reserve and the registered share capital of the Company's PRC subsidiaries are considered as restricted net assets amounting to $396,325 as of December 31, 2015.

17. CONVERTIBLE NOTES

        On February 18, 2014, the Company issued $130,000 of convertible notes (the "2014 Notes"). The Company granted the initial purchasers a 30-day option to purchase up to an additional $20,000 aggregate principal amount of the 2014 Notes. On February 18, 2014, the option was fully exercised by initial purchasers. The key terms of the 2014 Notes are described as follows:

        Maturity date.    The 2014 Notes mature on February 15, 2019.

        Interest.    The 2014 Note holders are entitled to receive interest at 4.25% per annum on the principal outstanding, in semi-annually installments, payable in arrears on February 15 and August 15 of each year, beginning August 15, 2014.

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

        As of December 31, 2015, the carrying value of the convertible notes was $150,000. Issuance costs amounted to $5,103. The debt issuance costs are being amortized through interest expense over the period from February 18, 2014, the date of issuance, to February 15, 2019, the date of expiration, using the effective interest rate method which was 4.98% for the year ended December 31, 2015. The amortization expense was $810 for the year ended December 31, 2015. Coupon interest of $6,375 was recorded for the year ended December 31, 2015, of which, $2,387 was not paid and was recorded in other payables.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES

        The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Income before Income Taxes
Canada	41,700	248,666	79,631
Other	11,504	72,652	143,197

	53,204	321,318	222,828

Current Tax
Canada	1,695	17,721	71,002
Other	9,989	29,018	67,351

	11,684	46,739	138,353

Deferred Tax
Canada	11,493	40,895	(44,548)
Other	(15,538)	(10,203)	(44,293)

	(4,045)	30,692	(88,841)

Total Income Tax (Benefit) Expense
Canada	13,188	58,616	26,454
Other	(5,549)	18,815	23,058

	7,639	77,431	49,512

        The Company mainly operates in Canada, PRC, Japan, Germany, the United States and Hong Kong.

Canada

        The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5% for the years ended December 31, 2013, 2014 and 2015.

        Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5%, 25% and 25% for the years ended December 31, 2013, 2014 and 2015, respectively.

United States

        Canadian Solar (USA) Inc. was incorporated in Delaware, USA and is subject to federal, California, and other states' corporate income taxes at a rate of 38.10%, 37.95% and 38.56% for the years ended December 31, 2013, 2014 and 2015, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Japan

        Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 38.01%, 35.64% and 35.64% for the years ended December 31, 2013, 2014 and 2015, respectively.

Germany

        Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2013, 2014 and 2015, respectively.

Hong Kong

        Canadian Solar International Ltd. ("HKSI") was incorporated in Hong Kong, China, and is subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2013, 2014 and 2015, respectively.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

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

        The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31 2014 and 2015 was $4,735 and $4,978, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

        The following table illustrates the movement and balance of the Company's liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2013, 2014 and 2015, respectively.

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Beginning balance	11,242	13,001	10,844
Addition for tax positions related to the current year	2,403	—	196
Reductions for tax positions from prior years/Statute of limitations expirations	—	(1,368)	—
Foreign exchange effect	(644)	(789)	(1550)

Ending balance	13,001	10,844	9,490

        The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada and China. Generally, the Company's taxation years from 2007 to 2014 are open for reassessment to the Canadian tax authorities. The Company's taxation years from 2005 through 2015 are subject to examination by the Chinese tax authorities due to its permanent establishment in China.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. Though not being clearly defined, a special circumstance would suffice where any underpayment of income taxes exceeds RMB100. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company's Chinese subsidiaries might be subject to reexamination by the Chinese tax authorities on non-transfer pricing matters for taxation years up to 2010 retrospectively, and on transfer pricing matters for taxation years up to 2005 retrospectively. There is no statute of limitations in case of tax evasion in China.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

        The components of the deferred tax assets and liabilities are presented as follows:

	At December 31, 2014	At December 31, 2015
	$	$
Deferred tax assets:
Accrued warranty costs	10,509	10,548
Bad debt allowance	9,318	8,358
Issuance costs	1,597	1,123
Inventory write-down	5,308	4,239
Future deductible expenses	—	13,878
Depreciation and impairment difference of property, plant and equipment, solar power system	26,149	34,248
Accrued liabilities related to countervailing and anti-dumping duty deposits	13,850	55,115
Deferred tax assets relating to sale of solar power systems	21,097	32,159
Net operating losses carry-forward	65,876	70,637
Others	6,947	7,409

Total deferred tax assets, gross	160,651	237,714
Valuation allowance	(52,985)	(55,959)

Total deferred tax assets, net of valuation allowance	107,666	181,755

Deferred tax liabilities:
Foreign currency derivative assets	1,167	4,558
Depreciation difference of property, plant and equipment	5,264	8,327
Deferred profit of projects	70,360	40,793
Basis difference related to acquisitions	26,459	18,339
Others	1,806	3,047

Total deferred tax liabilities, gross	105,056	75,064

Net deferred tax assets (liabilities)	2,610	106,691

Analysis as:
Current deferred tax assets	40,810	30,013
Non-current deferred tax assets	66,856	97,134
Current deferred tax liabilities	94,711	1,426
Non-current deferred tax liabilities	10,345	19,030

Net deferred tax assets (liabilities)	2,610	106,691

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

        Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Beginning balance	54,140	57,190	52,985
Additions (Reversals)	4,671	(4,411)	(944)
Addition from acquisition of Recurrent	—	—	4,949
Foreign exchange effect	(1,621)	206	(1,031)

Ending balance	57,190	52,985	55,959

        As of December 31, 2015, the Company has accumulated net operating losses of $307,550, of which $110,346 will expire between 2016 and 2034, and the remaining can be carried forward indefinitely.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $52,985 and $55,959 as at December 31, 2014 and 2015, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

        Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2013	2014	2015
Combined federal and provincial income tax rate	27%	27%	27%
Effect of permanent difference	—	—	1%
Effect of different tax rate of subsidiary operations in other jurisdiction	1%	(2)%	(3)%
Unrecognized tax benefits	5%	—	—
Valuation allowance	5%	(1)%	—
Change of tax rates in subsequent years	(23)%	—	—
Effect of true-up	—	—	(1)%
Foreign exchange effect	—	—	(2)%

	15%	24%	22%

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2015, all of the undistributed earnings of approximately $197.6 million attributable to the Company's PRC subsidiaries and affiliates are considered to be permanently reinvested, and no provision for PRC withholding income tax on dividend has been made thereon accordingly. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $9.88 million to $19.76 million, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

19. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2013	2014	2015
	(In Thousands of US Dollars, except share and per share data)
Numerator:
Net income attributable to Canadian Solar Inc.—basic	$31,659	$239,502	$171,861
Dilutive effect of interest expense of convertible notes	—	4,641	5,275

Net income attributable to Canadian Solar Inc.—diluted	$31,659	$244,143	$177,136

Denominator:
Denominator for basic calculation—weighted average number of common shares—basic	46,306,739	54,408,037	55,728,903
Diluted effects of share number from share options and RSUs	4,081,545	2,051,601	1,343,162
Diluted effects of share number from warrants	—	—	20,658
Dilutive effects of share number from convertible notes	—	2,894,977	3,333,333

Denominator for diluted calculation—weighted average number of common shares—diluted	50,388,284	59,354,615	60,426,056

Basic earnings per share	$0.68	$4.40	$3.08

Diluted earnings per share	$0.63	$4.11	$2.93

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings per share for the years indicated.

	Years Ended December 31,
	2013	2014	2015
Share options and RSUs	434,529	95,422	115,017

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from related parties of $104,579 as of December 31, 2015 consists of (i) trade receivable of $1,619 for solar power products sold to Gaochuangte, the Company's 40% owned affiliate, (ii) prepayments for bid deposits of $1,836 to CSI Skypower, the Company's 50% owned affiliate, and (iii) trade receivable of $101,124 for solar power products sold and development services provided to the Company's 49% owned affiliates, i.e. Tranquillity, Garland, and Roserock. No amount was due as of December 31, 2015.

        The amount due from related parties of $4,217 as of December 31, 2014 consists of (i) a trade receivable of $1,499 from Gaochuangte for solar power products sold, (ii) prepayments for bidding of $2,718 to CSI Skypower. No amount was due as of December 31, 2014.

        The amount due to related parties of $90,002 as of December 31, 2015 consists of (i) advance of $36,982 from the Company's 49% owned affiliates, (ii) a trade payable of $25,827 due to Gaochuangte for the EPC service fees, (iii) advances receipt of development services fee of $27,116 from Tranquillity and Roserock, and (iv) a government award of $77 to Dr. Shawn Qu, Chairman, President, Chief Executive Officer, and major shareholder of the Company, which was initially paid to the Company.

        The amount due to related party of $17,592 as of December 31, 2014 consists of (i) a government award of $82, payable to Dr. Shawn Qu, which was initially paid to the Company, and (ii) a trade payable of $17,510 to Gaochuangte for the EPC service fees.

Related party transactions:

Guarantees and loans

        Dr. Shawn Qu fully guaranteed a one-year RMB 1,866 million, RMB 888 million and RMB 896 million ($138.0 million) loan facilities from Chinese commercial banks in 2013, 2014 and 2015, respectively. Amounts drawn down from the facilities as at December 31, 2014 and 2015 were $145,095 and $78,225, respectively.

        Dr. Shawn Qu fully guaranteed a two-year RMB 450 million ($69.3 million) loan facility from Chinese commercial banks in 2015. Amounts drawn down from the facilities as at December 31, 2015 were $63,113.

        Dr. Shawn Qu fully guaranteed three-year $150 million loan facilities from Chinese commercial banks in 2015. No amounts were drawn down from the facilities as at December 31, 2015.

        In the first quarter of 2015, Dr. Shawn Qu loaned the Company $35.0 million at an interest rate of 4.25%. The Company fully repaid the loan, including interest of $21 in March of 2015. As of December 31, 2015, the Company had no outstanding borrowings with Dr. Shawn Qu.

        In January 2014, Dr. Shawn Qu loaned the Company an aggregate of $25.0 million at an interest rate of 4.27%. The Company repaid the loans, including interest of $112 in January and February 2014. As of December 31, 2014, the Company had no outstanding borrowings with Dr. Shawn Qu.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        In May, June and August of 2013, Dr. Shawn Qu loaned the Company an aggregate of $13.0 million at an interest rate of 4.27%. The Company fully repaid the loans, including interest of $242 in November and December 2013 and subsequently had no outstanding borrowings with Dr. Shawn Qu.

        In October 2014, SZSP guaranteed loan facilities from Chinese banks for GCL-CSI (Suzhou) Photovoltaic Technology Co., Ltd of $6.1 million (RMB37.2 million) in total due within three years. As of December 31, 2015, the loan facility was $3.2 million (RMB21.0 million) in total due within two years. No amounts were drawn down from the facilities as at December 31, 2015.

        Recurrent entered into buyer payment guaranties with a third party supplier in connection with certain solar module supply agreements of Tranquillity and Garland, pursuant to which Recurrent unconditionally guarantees to the third party supplier the timely payment in full when due and other payment obligations of Tranquillity and Garland required under the solar module supply agreements. As of December 31, 2015, the payable balances due by Tranquillity and Garland was $98.2 million and nil, respectively.

Sales and purchase contracts with affiliates

        In 2015, the Company sold solar power products to Gaochuangte in the amount of $6,508 (RMB39,922), sold solar power products to Roserock and Garland in the amount of $28,132, provided development services to Tranquillity, Garland, and Roserock in the amount of $69,712.

        In 2014, the Company sold solar power products to Gaochuangte in the amount of $2,568 (RMB15,740).

        In 2015, the Company incurred costs of $28,159 (RMB175,272) to Gaochuangte for EPC services related to the Company's solar power projects. These amounts were recorded in project assets.

        In 2014, the Company incurred costs of $5,515 (RMB33,884) to Gaochuangte for EPC services related to the Company's solar power projects. These amounts were recorded in project assets.

21. COMMITMENTS AND CONTINGENCIES

a)
Operating lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and the United States. Such leases have remaining terms ranging from 1 to 324 months and are renewable upon negotiation. Rental expenses were $9,603, $12,187 and $15,451 for the years ended December 31, 2013, 2014 and 2015, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2015 were as follows:

Year Ending December 31:	$
2016	10,163
2017	6,952
2018	6,066
2019	5,425
2020	4,987
Thereafter	112,073

Total	145,666

b)
Property, plant and equipment purchase commitments

        As of December 31, 2015, the commitments for the purchase of property, plant and equipment were $61,879.

c)
Solar power systems commitments

        As of December 31, 2015, the commitments for development and construction of the solar power systems were $473,143.

d)
Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers in the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts.

        Total purchases under the long-term agreements were approximately $213,833, $143,197 and $1,480,120 during the years ended December 31, 2013, 2014 and 2015, respectively.

        The following is a schedule, by year, of future minimum obligation, using market prices as of December 31, 2015, under all supply agreements as of December 31, 2015:

Year Ending December 31:	$
2016	428,252
2017	529,585
2018	522,283

Total	1,480,120

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

d)
Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009 purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010. In 2011, the Company did not meet its purchase commitment for the respective years. The Company believes that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,144 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of the loss on the long-term purchase commitments. The Company did not record a loss on firm purchase commitments in any of the three years ended December 31, 2015.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The agreement was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862 as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,409 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. As of December 31, 2015, the accrued amount of $23,500 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million in the notice.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

        In July 2010, CSI Cells Co. Ltd., one of the Company's wholly-owned subsidiaries, filed a request for arbitration against LDK with Shanghai International Economy and Trade Arbitration Commission (formerly known as CIETAC Shanghai Branch) in relation to wafer supply contracts the Company entered into with LDK in October 2007 (the "2007 Supply Contract") and in June 2008 (the "2008 Supply Contracts"). In December 2012, CIETAC Shanghai Branch awarded RMB248.9 million ($38.4 million) in compensation plus RMB2.32 million($0.4 million) in arbitration expenses to LDK for the damages LDK claimed to have suffered from the alleged breaches by the Company of the 2007 Supply Contract and 2008 Supply Contracts between July 2009 and September 2010 (the "2012 Arbitral Award"). In December 2012, the Company made a non-cash provision totaling $30.0 million following an arbitration award made against the Company by CIETAC Shanghai Branch in favor of LDK.

        In February 2013, LDK filed for enforcement of 2012 Arbitral Award with Jiangsu Suzhou Intermediate People's Court, (the "Suzhou Intermediate Court"). In 2013, LDK initiated two separate proceedings against the Company in Jiangxi Xinyu Intermediate People's Court, (the "Xinyu Intermediate Court"), claiming that the Company had forfeited its rights to the initial deposits under the 2007 Supply Contract and 2008 Supply Contracts because of the alleged breaches under these contracts. Accordingly, the Company reversed the provision of $30.0 million in the first quarter of 2013. On October 18, 2013, the Xinyu Intermediate Court stayed these proceedings pending the decision by the Suzhou Intermediate Court as to the 2012 Arbitral Award.

        On September 9, 2015, the Suzhou Intermediate Court ruled in favor of LDK. On October 19, 2015, the Company reached a settlement agreement with LDK (the "2015 Settlement Agreement"). Under the 2015 Settlement Agreement, the Company agreed to pay RMB132.7 million ($20.8 million) to LDK and to purchase 64.3 million pieces of silicon wafers from LDK at market price over a three year period starting in or around December 2015, in exchange for which LDK (i) would release the Company from the 2012 Arbitration Award and waive LDK's rights and claims thereunder and (ii) would withdraw LDK's complaints from the Xinyu Intermediate Court and terminate such proceedings. The Suzhou Intermediate Court reviewed and approved the 2015 Settlement Agreement and terminated the enforcement proceeding relating to the 2012 Arbitral Award. The Company has already paid the required amounts and fulfilled its obligations under the 2015 Settlement Agreement. The $20.8 million paid to LDK was recognized as general and administrative expenses in 2015. As of December 31, 2014, the Company had provided a full allowance against the advance to LDK of $9,798, due to the uncertainty of recovery. As of December 31, 2015, the allowance was written-off.

        In March 2014, LDK filed an application for arbitration with CIETAC, seeking compensation and enforcement expenses for damages LDK claimed to have suffered from the alleged breaches under the 2008 Supply Contracts between October 2010 and December 2013. The Company filed counterclaims against LDK in July 2014. On December 22, 2015, CIETAC ruled to reject both LDK's claims and the Company's counterclaims.

Class Action Lawsuits

        Following the two subpoenas from the SEC in 2010, six class action lawsuits were filed in the U.S. District Court for the Southern District of New York, or the New York cases, and another class action

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

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

        In January 2015, the plaintiff in a class action lawsuit filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act. The Court dismissed the Company's

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

application for leave to appeal and the class action has moved to the merits stage. The Company believes the Ontario action is without merit and the Company is defending it vigorously.

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

        On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations on CSPV cells, whether or not incorporated into modules, from China. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, the Company is required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether alone or incorporated into modules. The announced cash deposit rates applicable to the Company were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). The Company paid all the cash deposits due under these determinations. . A number of parties challenged the determinations of the USDOC and the USITC in appeals to the U.S. Court of International Trade. On August 7, 2015, the U.S. Court of International Trade sustained the USITC's final determination and on December11, 2015, the U.S. Court of International Trade sustained the USDOC's final determination.

        These cash deposit rates were modified on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these rulings, the cash deposit rates applicable to us were revised to 9.67% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the 2012-2013 period are subject to ongoing litigation at U.S. Court of International Trade. Decisions on these appeals are not expected until late 2016 or 2017.

        The rates at which duties will be assessed and payable for the 2013-2014 period and 2014-2015 period are subject to ongoing administrative reviews that are likely to conclude in mid-2016 and mid-2017, respectively. Those reviews may result in duty rates that differ from the announced deposit rates. These duties could materially and adversely affect the Company's affiliated U.S. import operations and increase its cost of selling into the U.S.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

        On December 15, 2014, the USDOC issued final affirmative determinations in these anti-dumping and countervailing duty investigations. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, the Company is required to pay cash deposits on subject CSPV imports from China. Cash deposit rates for the Company's subject Chinese-origin products were announced as being 30.06% (anti-dumping duty) and 38.43% (countervailing duty). A number of parties have appealed these USDOC and USITC rulings to the U.S. Court of International Trade. Decisions on these appeals are not expected until 2016 or later.

        The rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing administrative reviews. Those reviews may result in duty rates that differ from the announced deposit rates. These duties could materially and adversely affect the Company's affiliated U.S. import operations and increase the Company's cost of selling into the U.S.

        In 2015, a total of $128.9 million cash deposits were provided relating to countervailing and anti-dumping rulings in the U.S., of which $111.9 million were charged into cost of sales and $17.0 million remained as inventories as at December 31, 2015. Given the significant uncertainty surrounding the investigations and their ultimate resolution, the Company is unable to estimate any additional possible loss or range of loss that may arise from this action.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an anti-dumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. In each investigation, the Company was identified as one of a number of Chinese exporting producers of these products to the EU market.

        On December 6, 2013, the EU imposed definitive anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The European Commission accepted the Company's offer for an undertaking agreement, according to which duties were not payable on the Company's products sold into the EU, so long as the Company respected the terms and conditions of the undertaking, including a volume ceiling and minimum import price arrangement, and until the measures expired or the European Commission withdrew the undertaking agreement.

        On February 28, 2014, the Company filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive anti-dumping measures and of the regulation imposing the definitive countervailing measures (case T-162/14 and joined cases T-158/14, T-161/14, and T-163/14). These actions for annulment are ongoing.

        On June 20, 2014, the Company filed a request for leave to intervene in two separate actions brought by SolarWorld AG and others before the General Court of the EU for annulment of the undertaking agreement between the European Commission and Chinese exporting producers (cases T-141/14 and T-142/14). On November 28, 2014, the Company was granted leave to intervene. On

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

February 2, 2015, the Company filed its observations challenging the admissibility of the actions and rebutting claims that the undertaking agreement violates EU law.

        On June 4, 2015, the European Commission withdrew the acceptance of the Company's undertaking offer.

        On November 23, 2015, the Company submitted to the General Court of the European Union requests for the withdrawal of the Company's intervention in cases T-141/14 and T-142/14. On February 1, 2016, the General Court of the EU declared both actions brought by SolarWorld AG and others to be inadmissible and accepted the Company's request for the withdrawal of the its intervention.

        On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The outcome of the expiry reviews can be only the extension of the measures at their existing level or their termination; the measures cannot be amended. Also on December 5, 2015, the European Commission initiated an interim (changed circumstances) review limited to the question whether cells should be excluded from the scope of the measures. The anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China will, in any event, remain in force for the duration of the reviews and may subsequently be extended for up to five years. The reviews must be terminated by March 4, 2017.

        On December 18, 2015, the European Commission confirmed the Company's status as an interested party in the three review proceedings. The Company has not requested to be sampled in the expiry reviews and the European Commission does not intend to apply sampling in the interim review.

        On June 3, 2015, the CBSA released final determinations of dumping and subsidization which found dumping calculated by way of a Ministerial Specification based on a Non Market Economy finding applicable to all cooperative exporters and ascertained a Canadian Solar-specific subsidies rate of RMB 0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal determined that a Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties have been imposed on imports of Chinese Solar Modules into Canada starting on July 3, 2015. The Company does not believe the imposition of these duties will have a material negative effect upon its results of operations because it has significant module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve its Canadian business.

22. SEGMENT INFORMATION

        The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making decisions, allocating resources and assessing performance. The Company's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer of the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

Company, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Company.

        The Company operates its business in three principal reportable business segments, i.e., module segment, energy development segment and electricity generation segment. The module segment primarily involves design, development, manufacture and sales of solar power products and solar system kits. The energy development segment involves solar power project development, EPC services, developments services and O&M services. The electricity generation segment primarily holds the solar power projects for the purpose of generating income from the sale of electricity. The sales from module segment to energy segment have terms and conditions similar to sales to third parties. The Company's CODM reviews net revenue and gross profit and does not review balance sheet information by segment.

        The following table summarizes the Company's revenues and gross profit generated from each segment:

	Years Ended December 31, 2015
	Module	Energy Development	Electricity Generation	Elimination	Total
	$	$	$	$	$
Net revenues	2,672,689	947,188	32,059	(184,310)	3,467,626
Cost of revenues	2,277,904	760,283	18,668	(165,999)	2,890,856

Gross profit	394,785	186,905	13,391	(18,311)	576,770

	Years Ended December 31, 2014
	Module	Energy Development	Electricity Generation	Elimination	Total
	$	$	$	$	$
Net revenues	2,034,626	1,210,036	2,863	(286,898)	2,960,627
Cost of revenues	1,721,474	929,741	2,020	(273,602)	2,379,633

Gross profit	313,152	280,295	843	(13,296)	580,994

	Years Ended December 31, 2013
	Module	Energy Development	Electricity Generation	Elimination	Total
	$	$	$	$	$
Net revenues	1,483,751	322,927	1,327	(153,649)	1,654,356
Cost of revenues	1,298,949	233,159	564	(154,011)	1,378,661

Gross profit	184,802	89,768	763	362	275,695

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customers' headquarters:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Europe and other regions:
—United Kingdom	32,901	59,878	98,800
—France	26,406	9,990	97,398
—Germany	72,186	137,012	75,912
—Netherlands	12,882	9,166	12,859
—Spain	16,135	1,125	8,246
—Others	35,378	42,874	40,168

	195,888	260,045	333,383

The Americas:
—United States	215,262	604,537	903,748
—Canada	371,841	1,182,091	747,100
—Others	1,176	8,862	99,152

	588,279	1,795,490	1,750,000

Asia:
—Japan	483,788	623,692	578,173
—PRC	199,664	163,658	402,180
—India	68,731	63,817	262,536
—Singapore	36,743	18,021	24,131
—Others	81,263	35,904	117,223

	870,189	905,092	1,384,243

Total net revenues	1,654,356	2,960,627	3,467,626

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's long-lived assets, including property, plant and equipment, project assets, solar power systems, prepaid land use rights and intangible assets at December 31, 2014 and 2015 by geographic region, based on the physical location of the assets:

	At December 31, 2014	At December 31, 2015
	$	$
PRC	456,184	412,583
United States	505	627,724
Canada	29,236	300,482
United Kingdom	6,934	115,797
Others	65,665	185,751

Total long-lived assets	558,524	1,642,337

        The following table summarizes the Company's revenues generated from each product or service:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Solar power products	1,143,247	1,550,386	2,303,287
Solar system kits	149,768	104,215	93,406
Solar power projects	292,024	891,920	557,995
EPC services and development services	29,879	316,572	385,882
Electricity	1,327	2,863	32,059
O&M services	1,024	1,544	3,310
Others	37,087	93,127	91,687

Total net revenues	1,654,356	2,960,627	3,467,626

23. MAJOR CUSTOMERS

        Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31
	2013	2014	2015
	$	$	$
Company A	220,566	214,347	160,183
Company B	196,538	218,631	7,544

        The accounts receivable from the three customers with the largest receivable balances represents 18%, 5% and 4% of the balance of the account at December 31, 2015, and 9%, 8% and 5% of the balance of the account at December 31, 2014, respectively. The balance from the customer with the largest receivable balance is $78,630 and $35,569 as of December 31, 2015 and at December 31, 2014 respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. EMPLOYEE BENEFIT PLANS

        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost in 2014. The expense paid by the Company to these defined contributions schemes was $4,740, $5,806 and $6,189 for the years ended December 31, 2013, 2014 and 2015, respectively.

        In addition, in 2015, the Company is required by PRC law to contribute approximately 10%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $5,461, $5,980 and $8,193 for the years ended December 31, 2013, 2014 and 2015, respectively.

25. SHARE-BASED COMPENSATION

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

Options to Employees

        As of December 31, 2015, there was $44 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 0.42 years. During the years ended December 31, 2013, 2014 and 2015, $2,186, $1,321 and $355 was recognized as compensation expense, respectively.

        The Company utilizes the Binomial option-pricing model to estimate the fair value of stock options.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

25. SHARE-BASED COMPENSATION (Continued)

        The following assumptions were used to estimate the fair value of stock options granted in 2013. No stock options were granted in 2014 and 2015.

2013
Risk free rate	2.47%
Volatility ratio	89.60%
Dividend yield	—
Annual exit rate	3.58%
Exercise multiple	4.10

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

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Terms	Aggregate Intrinsic Value
		$		In Thousands of U.S. Dollars
Options outstanding at January 1, 2015	846,113	12.21	5 years	11,794
Granted	—	—
Exercised	(167,587)	11.14
Forfeited	(2,817)	9.33

Options outstanding at December 31, 2015	675,709	12.44	3 years	12,354

Options vested or expected to be vested at December 31, 2015	673,105	12.45	3 years	12,302

Options exercisable at December 31, 2015	664,459	12.50	3 years	12,129

        The weighted average grant-date fair value of options granted in 2013, 2014 and 2015 was $6.07, nil and nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $20,439, $7,493 and $3,422, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

25. SHARE-BASED COMPENSATION (Continued)

RSUs to Employees

        The Company granted 1,361,623, 283,862 and 574,488 RSUs to employees in 2013, 2014 and 2015, respectively. The RSUs entitle the holders to receive the Company's common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $4.9 million, $7.3 million and $13.2 million that will be recognized ratably over the vesting period for the RSUs granted in 2013, 2014 and 2015, respectively. In the years ended December 31, 2013, 2014 and 2015, the Company recognized $2,321, $3,767 and $5,611 in compensation expense associated with these awards, respectively.

        As of December 31, 2015, there was $17,178 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 1.87 years.

        A summary of the RSU activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
		$
Unvested at January 1, 2015	1,610,219	7.76
Granted	574,488	27.34
Vested	(636,000)	7.27
Forfeited	(237,297)	14.39

Unvested at December 31, 2015	1,311,410	15.75

        The total fair value of RSUs vested during the years ended December 31, 2013, 2014 and 2015 was $1,944, $2,965 and $4,641, respectively.

26. WARRANTS

        In connection with $180 million of two-year senior secured term syndicated loan arranged by Credit Suisse, the Company issued the lenders warrants to purchase up to 1,348,040 shares of common stock, at an exercise price of $24.48 per share on October 26, 2015, and warrants to purchase up to 940,171 shares of common stock, at an exercise price of $28.08 per share on December 11, 2015, respectively (the "Warrants"), subject to adjustment under several special circumstances, including anti-dilution clauses.

        The Warrants can be settled in cash at the discretion of the holder. As a result, they were accounted for as derivative liabilities which were fair valued at issuance and are subsequently marked to market at the end of each reporting period, until such time as the warrant is exercised or expired.

        On the issuance dates of the Warrants, the Company recorded them at the fair value of $16,378 with an offset to the borrowing proceeds. The Company recognized a loss of $8,887 from change in fair

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

26. WARRANTS (Continued)

value of the Warrants in the consolidated statements of operations for the year ended December 31, 2015.

        The Company utilizes the Binomial model to estimate the fair value of the Warrants. The following assumptions were used to estimate the fair value of the Warrants as of the dates that the Warrants were originally issued and as of December 31, 2015:

	As of October 26, 2015	As of December 11, 2015	As of December 31, 2015
Exercise price	$24.48	$28.08	$24.48 ~ $28.08
Risk-free interest rate	0.672%	0.935%	1.036% ~ 1.057%
Dividend yield	—	—	—
Time to maturity	2	2	1.82 ~ 1.95
Expected volatility	67.24%	65.13%	63.38% ~ 63.88%

        The Company used the market yield of U.S. Government Bonds with maturity October 31, 2017 as of the valuation date for the risk-free interest rate. The Company's dividend policy is to retain earnings for reinvestment purpose and the Company does not intend to distribute dividends, thus the dividend yield is assumed to be zero. Expected volatility is based on the historical share price movement of the Company for the period of time close to the expected time to exercise. The expected life is based on the remaining term of the Warrants.

        The following is a reconciliation of the beginning and ending balances of the Warrants measured at fair value on a recurring basis using Level 2 inputs:

Derivative Liabilities	At December 31, 2015
$
Beginning balance	—
Warrants issued	16,378
Fair value change of the Warrants included in earnings	8,887

Ending balance	25,265

27. SUBSEQUENT EVENTS

        In January 2016, the Company closed an offering of 500,000 common shares and received net proceeds of approximately $13.6 million from this offering, after deducting discounts and commissions but before offering expenses.

        In January 2016, the Company closed on a tax equity investment commitment with GE (NYSE: GE) unit GE Energy Financial Services for the 75 megawatt (MWac) Astoria 2 solar power project. The Company also closed a debt facility for the Astoria 2 project, currently under construction in California. The Company will be the managing member of the Astoria 2 solar power project and plans to own and operate the facility. The led club including NORD/LB, Rabobank, Key Bank, and CIT

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

(In Thousands of U.S. Dollars, unless otherwise indicated)

27. SUBSEQUENT EVENTS (Continued)

Bank will provide project-level construction debt, a letter of credit facility and a back-leveraged term loan facility, totaling approximately $180 million.

        In January 2016, the Company bought back $15 million convertible notes at weighted average price of $85.13 per $100 par value.

        On January 28, 2016, the Company signed a $60.0 million loan facility agreement with International Finance Corporation ("IFC"), a member of World Bank Group, to fund the construction of the Company's solar cell and module production facilities in Vietnam and other countries approved by IFC. The loan facility will expire in June 2020. On the same day, the Company signed a subscription agreement with IFC pursuant to which IFC agreed to subscribe 529,661 of the Company's common shares at $18.88 per share. The subscription was completed in February 2016.

Additional Information—Financial Statement Schedule I

Canadian Solar Inc.

        Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.'s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2015 of $396,325, exceeded the 25% threshold.

        The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31, 2014	December 31, 2015
	(In Thousands of U.S. Dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	3,455	34,206
Restricted cash	—	6,512
Accounts receivable trade, net of allowance for doubtful accounts of $4,302 and $3,852 at December 31, 2014 and 2015, respectively	4,006	2,268
Inventories	443	146
Amounts due from related parties—current	252,570	725,063
Derivative assets—current	—	1,030
Advances to suppliers, net	1,991	226
Prepaid expenses and other current assets	5,852	13,809

Total current assets	268,317	783,260
Investment in subsidiaries	534,849	765,880
Deferred tax assets, net	3,655	2,204
Amount due from related parties—non-current	150,000	—
Other non-current assets	48,219	62,897

TOTAL ASSETS	1,005,040	1,614,241

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	—	10,000
Accounts payable	5	8
Amounts due to related parties	99,011	202,359
Derivative liabilities—current	—	27,029
Other current liabilities	6,825	12,661

Total current liabilities	105,841	252,057
Accrued warranty costs	18,273	15,331
Convertible notes	150,000	150,000
Long-term borrowings	—	364,680
Liability for uncertain tax positions	14,315	13,205

TOTAL LIABILITIES	288,429	795,273

Equity:
Common shares—no par value: unlimited authorized shares, 55,161,856 and 55,965,443 shares issued and outstanding at December 31, 2014 and 2015, respectively	675,236	677,103
Additional paid-in capital	(25,682)	(17,139)
Retained earnings	46,999	218,860
Accumulated other comprehensive income	20,058	(59,856)

TOTAL EQUITY	716,611	818,968

TOTAL LIABILITIES AND EQUITY	1,005,040	1,614,241

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31
	2013	2014	2015
	(In Thousands of U.S. Dollars)
Net revenues	11,802	15,900	23,302
Cost of revenues	5,282	4,401	15,850

Gross profit	6,520	11,499	7,452

Operating expenses:
Selling expenses	3,521	4,000	3,309
General and administrative expenses	5,724	8,331	29,124
Research and development expenses	715	416	450

Total operating expenses	9,960	12,747	32,883

Loss from operations	(3,440)	(1,248)	(25,431)

Other income (expenses):
Interest expense	—	(6,329)	(17,241)
Interest income	12,022	10,369	34,471
Loss on change in fair value of derivatives	—	—	(13,571)
Foreign exchange gain (loss)	(8,455)	(5,335)	1,324
Others	427	47	—

Other income (expenses), net:	3,994	(1,248)	4,983

Profit (loss) before income taxes and equity in earnings (loss) of subsidiaries and unconsolidated investees	554	(2,496)	(20,448)
Income tax expense	(1,275)	(1,005)	(1,231)
Equity in earnings of subsidiaries	35,132	243,283	193,813
Equity in loss of unconsolidated investees	(2,752)	(280)	(273)

Net Income	31,659	239,502	171,861

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2013	2014	2015
	(In Thousands of U.S. Dollars)
Net income	31,659	239,502	171,861
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	3,116	(33,853)	(79,913)

Comprehensive income	34,775	205,649	91,948

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2013	2014	2015
	(In Thousands of U.S. Dollars)
Operating activities:
Net Income	31,659	239,502	171,861
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5	1	32
Loss on disposal of property, plant and equipment	—	4	—
Loss on change in fair value of derivatives	—	—	13,571
Allowance for doubtful debts	1,872	11,434	1,535
Equity in earnings of subsidiaries	(35,132)	(243,283)	(193,813)
Equity in loss of unconsolidated investees	2,752	280	273
Share-based compensation	6,175	5,088	5,966
Changes in operating assets and liabilities:
Inventories	2,828	(286)	296
Accounts receivable trade	627	(5,244)	2,189
Amounts due from related parties	85,993	3,905	228,284
Advances to suppliers	(283)	(11,836)	(226)
Prepaid expenses and other current assets	8,312	(2,260)	(7,106)
Other non-current assets	6,860	(19,727)	(14,710)
Accounts payable	9	(9)	3
Advances from customers	(122)	(657)	1,352
Amounts due to related parties	(18,332)	(42,128)	103,348
Accrued warranty costs	(14,644)	84	(2,941)
Other current liabilities	(2,558)	3,544	4,484
Liability for uncertain tax positions	142	633	(1,111)
Deferred taxes	406	1,208	1,451
Net settlement of foreign currency derivatives	—	—	(3,950)

Net cash provided by (used in) operating activities	76,569	(59,747)	310,788

Investing activities:
Increase in restricted cash	—	—	(6,513)
Investment in subsidiaries	(10,602)	(39,668)	(116,840)
Purchases of property, plant and equipment	—	(5)	—
Funding of loans to subsidiaries	—	(128,213)	(550,776)

Net cash used in investing activities	(10,602)	(167,886)	(674,129)

Financing activities:
Proceeds from short-term borrowings	—	—	10,000
Repayment of short-term borrowings	(55,754)	(12,246)	—
Proceeds from long-term borrowings	—	—	364,680
Repayment of long-term borrowings	(53,670)	(16,393)	—
Proceeds from issuance of warrants	—	—	16,378
Investment on minority shares	—	—	(918)
Proceeds from issuance of common shares offering	50,000	115,009	—
Issuance costs paid for common shares offering	(2,113)	(6,090)	—
Proceeds from issuance of convertible notes	—	150,000	—
Issuance cost paid on convertible notes	—	(5,103)	—
Proceeds from exercise of stock options	10,793	3,342	1,867

Net cash provided by (used in) financing activities	(50,744)	228,519	392,007

Effect of exchange rate changes	3,115	(27,016)	2,085

Net increase (decrease) in cash and cash equivalents	18,338	(26,130)	30,751
Cash and cash equivalents at the beginning of the year	11,247	29,585	3,455

Cash and cash equivalents at the end of the year	29,585	3,455	34,206

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	—	3,942	15,299
Income taxes paid	298	736	—

Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
CSI Solartronics (Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Research and developing solar modules
CSI New Energy Holding Co., Ltd.	PRC January 7, 2005	100%	Investment holding
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of modules
CSI Project Consulting GmbH	Germany May 26, 2009	70%	Developing solar power project
Canadian Solar Japan K.K.	Japan June 21, 2009	100%	Sales and marketing of modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project and manufacture of solar modules
CSI Solar Power (China) Inc.	PRC July 7, 2009	100%	Investment holding
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of modules
Canadian Solar (Australia) Pty Limited	Australia February 3, 2011	100%	Developing solar power project, sales and marketing of modules
Canadian Solar International Limited	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O and M (Ontario) Inc.	Canada May 10, 2011	100%	Solar farm operating and maintenance service
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	80%	Production of solar module materials
Canadian Solar South East Asia Pte. Ltd.	Singapore September 19, 2011	100%	Sales and marketing of modules
Canadian Solar South Africa Pty., Ltd.	South Africa June 22, 2012	100%	Sales and marketing of modules
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil November 14, 2012	100%	Sales and marketing of solar modules, and provide solar energy solution to customer
Canadian Solar Middle East Limited	United Arab Emirates December 10, 2012	100%	Sales and marketing of modules
Canadian Solar (Thailand) Ltd.	Thailand March 29, 2013	100%	Sales and marketing of modules
Canadian Solar Construction (USA) LLC	USA May 20, 2014	100%	Solar farm operating and maintenance service
Canadian Solar Project K.K.	Japan May 20, 2014	100%	Developing solar power project
CSI-GCL Solar Manufacturing (Yancheng) Co., Ltd.	PRC May 29, 2014	80%	Research and developing, manufacture and sales of solar cells, and solar power projects development
Canadian Solar UK Ltd	United Kingdom May 29, 2014	100%	Sales and marketing of modules
Canadian Solar UK Projects Ltd	United Kingdom August 29, 2014	100%	Developing solar power project

Subsidiary	Place and date of Incorporation	Attributable Equity Interest Held	Principal Activity
Changshu Tegu New Material Technology Co., Ltd.	PRC September 2, 2014	75%	EVA solar packaging film research and development, production, and sales
Changshu Tlian Co., LTD	PRC December 26, 2014	100%	Junction box and connector research, development, production and sales
Canadian Solar Trading (Changshu) Inc.	PRC January 22, 2015	100%	Sales of solar wafers, cells and other photovoltaic products
Canadian Solar Energy Acquisition Co.	USA January 22, 2015	100%	Developing solar power project
Canadian Solar UK Securities Limited	United Kingdom February 5, 2015	100%	Investment holding
Canadian Solar UK Intermediate Limited	United Kingdom February 5, 2015	100%	Investment holding
Canadian Solar UK Strategies Limited	United Kingdom February 6, 2015	100%	Project management and financing
Recurrent Energy, LLC	USA March 31, 2015	100%	Developing solar power project
PT. Canadian Solar Indonesia	Indonesia February 26, 2015	67%	Production of solar modules
Canadian Solar Manufacturing Vietnam Co., Ltd	Vietnam June 25, 2015	100%	Production of solar modules
Canadian Solar Energy Private Limited	India May 06, 2015	100%	Sales and marketing of modules
Canadian Solar Australia 1 Pty Ltd	Australia August 03, 2015	100%	Sales and marketing of modules
Canadian Solar Energy Holding Company Limited	Hong Kong September 22, 2015	100%	Investment holding
Canadian Solar UK Holding Limited	United Kingdom October 7, 2015	100%	Investment holding
Canadian Solar UK Investment Limited	United Kingdom October 8, 2015	100%	Investment holding
Canadian Solar UK Parent Limited	United Kingdom October 8, 2015	100%	Investment holding
Canadian Solar Manufacturing (Thailand) Co.,Ltd.	Thailand November 20, 2015	99.99992%	Cells and module production