Form 20-F
period 2017-12-31
Canadian Solar Inc.
filed 2018-04-26
CIK 1375877

Use these links to rapidly review the document

CANADIAN SOLAR INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

             58,496,685 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2017.

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

  •
  "COD" refers to completion of development;

  •
  "CSI," "we," "us," "our company" and "our" are to Canadian Solar Inc., a Canadian company, its predecessor entities and its consolidated subsidiaries;

  •
  "C$" and "Canadian dollars" are to the legal currency of Canada;

  •
  "EPC" is to engineering, procurement and construction;

  •
  "EU" refers to the European Union;

  •
  "FIT" refers to feed-in tariff;

  •
  "MSS" refers to module and system solutions;

  •
  "O&M services" is to operation and maintenance services;

  •
  "PPA" refers to power purchase agreement;

  •
  "PV" is to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "shares" and "common shares" are to common shares, with no par value, of Canadian Solar Inc.;

  •
  "THB" is to legal currency of Thailand;

  •
  "U.S." refers to the United States of America;

  •
  "W," "kW," "MW" and "GW" are to watts, kilowatts, megawatts and gigawatts, respectively;

  •
  "$," "US$" and "U.S. dollars" are to the legal currency of U.S.;

  •
  "€" and "Euro" are to the legal currency of the Economic and Monetary Union of the European Union;

  •
  "£" and "British pounds" are to the legal currency of the United Kingdom; and

  •
  "¥," "JPY" and "Japanese yen" are to the legal currency of Japan;

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 and as of December 31, 2016 and 2017.

        We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars and Thai Baht per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York to translate Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars and Thai Baht to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report. Unless otherwise stated, the translation of Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars and Thai Baht into U.S. dollars was made by the noon buying rate in effect on December 29, 2017, which was RMB6.5063 to $1.00, €0.8318 to $1.00, £0.7391 to $1.00, ¥112.69 to $1.00, C$1.2517 to $1.00, AUD1.2795 to $1.00 and THB32.5600 to $1.00. We make no representation that the Renminbi, Euro, British pounds, Japanese yen, Canadian dollar, Australian dollars, Thai Baht or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

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

  •
  our ability to continue developing our in-house solar component production capability and our expectations regarding the timing of the expansion of our internal production capacity;

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

  •
  our ability to successfully expand our range of products and services and to successfully execute plans for our energy segment;

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

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

Selected Consolidated Financial and Operating Data

        The following selected statement of operations data for the years ended December 31, 2015, 2016 and 2017 and balance sheet data as of December 31, 2016 and 2017 have been derived from our consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial and operating data in conjunction with those financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F.

        Our selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and our consolidated balance sheet data as of December 31, 2013, 2014 and 2015 were derived from our consolidated financial statements that are not included in this annual report.

        All of our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

	For the years ended, or as of, December 31,
	2013	2014	2015	2016	2017
	(In thousands of $, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	1,654,356	2,960,627	3,467,626	2,853,078	3,390,393
Income from operations	130,816	366,314	247,371	93,164	269,345
Net income	45,565	243,887	173,316	65,275	102,983
Net income attributable to Canadian Solar Inc.	31,659	239,502	171,861	65,249	99,572
Earnings per share, basic	0.68	4.40	3.08	1.13	1.71
Shares used in computation, basic	46,306,739	54,408,037	55,728,903	57,524,349	58,167,004
Earnings per share, diluted	0.63	4.11	2.93	1.12	1.69
Shares used in computation, diluted	50,388,284	59,354,615	60,426,056	58,059,063	61,548,158
Other financial data:
Gross margin	16.7%	19.6%	16.6%	14.6%	18.8%
Operating margin	7.9%	12.4%	7.1%	3.3%	7.9%
Net margin	2.8%	8.2%	5.0%	2.3%	3.0%

	For the years ended, or as of, December 31,
	2013	2014	2015	2016	2017
	(In thousands of $, except share and per share data, and operating data and percentages)
Selected operating data:
Solar power products sold (in MW)
—MSS segment(1)	1,809.0	2,436.4	4,085.0	5,138.1	6,538.8
—Energy segment(2)	85.0	376.2	298.8	65.7	354.3

Total	1,894.0	2,812.6	4,383.8	5,203.8	6,893.1

Average selling price (in $ per watt)
—Solar module	0.67	0.67	0.58	0.51	0.40
Balance Sheet Data:
Net current assets (liabilities)	(59,003)	366,621	(392,231)	69,697	(22,709)
Total assets	2,453,735	3,068,115	4,413,928	5,406,606	5,889,627
Net assets	401,498	729,574	832,510	899,390	1,059,775
Long-term borrowings	151,392	134,300	606,577	493,455	404,341
Convertible notes	—	145,691	146,674	125,569	126,476
Common shares	561,242	675,236	677,103	701,283	702,162
Number of shares outstanding	51,034,343	55,161,856	55,965,443	57,830,149	58,496,685

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

        Our business is affected by conditions in the solar power market and industry. We believe that the solar power market and industry may from time to time experience oversupply. When this occurs, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, may be adversely affected. Although our shipments of solar modules increased year-over-year in 2015, 2016 and 2017, the average selling prices for our solar modules declined. Over the past several quarters, oversupply conditions across the value chain and foreign trade disputes in the U.S., Europe, India and China have affected industry-wide demand and put pressure on average selling prices, resulting in lower revenue for many industry participants. If the supply of solar modules grows faster than demand, and if governments continue to reduce financial support for the solar industry and impose trade barriers for solar power products, demand for our products, as well as our average selling price, could be materially and adversely affected.

        The solar power market is still at a relatively early stage of development and future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our targeted markets, including Europe, the U.S., Japan, China, Brazil and India may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

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

        If solar power technology is not suitable for widespread adoption or if sufficient demand for solar power products and services does not develop or if it takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability. Currently, demand in Europe generally remains weak as a result of reductions in FITs in Germany and the elimination of FITs in Italy, the two largest European markets over the past several years. Although demand in other regions, including China, Japan, the U.S. and India, as well as many other emerging markets in Asia, the Middle East and Africa, has offset the decline in European demand, we cannot assure you that this demand will be sustainable or that any recent positive trends in supply or demand balance will persist.

The operating results of our energy segment and the mix of revenues from our MSS and energy segments may be subject to significant fluctuation due to a number of factors, including our inability to find third party buyers for our solar power projects in a timely manner, on favorable terms and conditions, or at all.

        Our energy segment develops sells and/or operates and maintains solar power projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. After completing the development of solar power projects, we either sell them to third party buyers, or operate them under power purchase agreements, or PPAs, or other contractual arrangements with utility companies or grid operators. Revenues from our energy segment increased by $920.0 million, or 16.5 times, from $55.8 million for the year ended December 31, 2012 to $975.9 million for the year ended December 31, 2015, but then decreased by $869.5 million, or 89.1%, to $106.4 million for the year ended December 31, 2016, and then increased by $571.0 million, or 5.4 times, to $677.5 million for the year ended December 31, 2017. We intend to monetize the majority of our current portfolio of solar power projects in operation with an estimated resale value of approximately $1.5 billion as of February 28, 2018. However, there is no assurance whether or when we will be able to realize their estimated resale value.

        The operating results of our energy segment may be subject to significant period-over-period fluctuations for a variety of reasons, including but not limited to changes in market conditions after we have committed to projects, availability of project financing and changes in government regulations and policies, all of which may result in the cancellation of or delays in the development of projects, inability to monetize or delays in monetizing projects or changes in amounts realized on monetization of projects. If a project is canceled, abandoned or deemed unlikely to occur, we will charge all prior capital costs as an operating expense in the quarter in which such determination is made, which could materially adversely affect operating results.

        Further, the mix of revenues from our MSS and energy segments can fluctuate dramatically from quarter to quarter, which may adversely affect our margins and financial results in any given period.

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

        Furthermore, solar power projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar power projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. On December 14, 2016, the Federal Reserve raised interest rates by a 25 basis points to a range of 0.5% to 0.7%, marking the first time the Federal Reserve has raised rates since December 2015. On March 15, 2017, June 14, 2017 and December 13, 2017, the Federal Reserve further raised interest rates by 25 basis points each time to a range of 0.75% to 1.00%, 1.00% to 1.25% and 1.25% to 1.5%, respectively. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar power projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for products they have agreed to purchase. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion plans and materially and adversely affect our results of operations. Concerns about government deficits and debt in the EU have increased bond spreads in certain solar markets, such as Greece, Spain, Italy and Portugal. The cash flow of a solar power project is often derived from government-funded or government-backed FITs. Consequently, the availability and cost of funding solar power projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located. Therefore, credit agency downgrades of nations in the EU or elsewhere could decrease the credit available for solar power projects, increase the expected rate of return as compared to bond yields, and increase the cost of debt financing for solar power projects in countries with a higher perceived sovereign credit risk.

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

        Historically, our MSS segment has accounted for the majority of our net revenues, contributing 71.9%, 96.2% and 80.0% of our net revenues in 2015, 2016 and 2017, respectively. However, we have, in recent years, increased our investment in and management attention on our energy segment, which primarily consists of solar power project development and sale, EPC and development services and operating solar power projects and sales of electricity.

        While we plan to continue to monetize our current portfolio of solar power projects in operation, we also intend to grow our energy segment by developing and selling or operating more solar projects, including those that we develop and those that we acquire from third-parties. As we do, we will be increasingly exposed to the risks associated with these activities. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our energy segment and our ability to expand our solar power project pipeline include:

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

        The market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. At present, the cost of solar power exceeds retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries, most notably China, Germany, Italy, the Czech Republic, the U.S., Japan, Canada (Ontario), South Korea, India, France, Australia and the United Kingdom, have provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards and other incentives. These governments have implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of these government mandates and economic incentives have been or are scheduled to be reduced or eliminated altogether. For example, the National Development and Reform Commission, or the NDRC, announced reductions in FITs for utility-scale solar projects and reductions in subsidies for distributed generation solar projects in 2017. It is likely that this trend will continue, and that, eventually, subsidies for solar energy will be phased out completely.

        While solar power projects may continue to offer attractive internal rates of return, it is unlikely internal rates of return will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate subsidies for solar energy, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact both solar module prices and the value of our solar power projects. The reduction, modification or elimination of government subsidies and economic incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

The consummation of the proposed going-private transaction is uncertain, and the process of consummating such transaction could disrupt our operation or distract our management's attention, all of which could materially and adversely affect our business, results of operations and financial condition.

        Our board of directors received a preliminary non-binding proposal letter dated December 9, 2017 from Dr. Shawn (Xiaohua) Qu, or Dr. Qu, our chairman, president and chief executive officer, to acquire all of our outstanding common shares not owned by Dr. Qu and his wife in a going private transaction for $18.47 in cash per common share, or the Proposed Transaction. For more details, see "Item 4. Information on the Company—A. History and Development of the Company—Proposed Going-Private Transaction."

        Our board of directors has established a special committee of independent and disinterested directors to evaluate the Proposed Transaction. The special committee will carefully consider and evaluate the Proposed Transaction and any alternative transactions with the assistance of its independent legal and financial advisors. The special committee has not made any decision with respect to the Proposed Transaction and there can be no assurance that a definitive offer relating to the Proposed Transaction or any other transaction will be made by Dr. Qu or any other person, that a definitive agreement with respect to the Proposed Transaction or any other transaction will be executed or that the Proposed Transaction or any other transaction will be approved or consummated. Whether consummated or not, the Proposed Transaction could cause disruptions in our business and divert our management's attention and other resources from day-to-day operations or other strategic opportunities. We will incur costs, expenses, and fees for professional services and other transaction costs in connection with the Proposed Transaction, which may not be recoverable even if the Proposed Transaction is not consummated. Furthermore, we could be subject to potential lawsuits in connection with the Proposed Transaction All of the foregoing could materially and adversely affect our business, results of operation and financial condition and the market price of our common shares.

        If a definitive agreement with respect to the Proposed Transaction is entered into and the Proposed Transaction is consummated, it would cause us to be delisted from Nasdaq and become a private company, in which event our shareholders, other than Dr. Qu and his wife, would not be able to participate in our future growth.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

        The demand for solar power products and services is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other subsidies designed to benefit the solar industry. During 2015, 2016 and 2017, a decrease in solar power tariffs in many markets placed downward pressure on the price of solar systems in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar power projects and solar power products and services weakens as a result, our business and results of operations may be adversely affected.

Imposition of antidumping and countervailing duty orders or safeguard measures in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects.

        We have been in the past, and may be in the future, subject to the imposition of antidumping and countervailing duty orders in one or more of the markets in which we sell our products. In the past, we have been subject to the imposition of antidumping and countervailing duty orders in the U.S., the EU and Canada and have, as a result, been party to lengthy proceedings related thereto. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." The U.S., the EU and Canada are important markets for us. Ongoing proceedings relating to past, and the imposition of any new, antidumping and countervailing duty orders or safeguard measures in these markets may result in additional costs to us and/or our customers, which may materially and adversely affect our business, results of operations, financial conditions and future prospects.

Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

        The development and construction of solar power projects involve known and unknown risks. We may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering and permitting and incur legal and other expenses before we can determine whether a project is feasible. Success in developing a particular project is contingent upon, among other things:

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

        The development of solar power projects can take many months or years to complete and may be delayed for reasons beyond our control. It often requires us to make significant up-front payments for, among other things, land rights and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and invest in other projects.

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

        Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry has experienced an oversupply of high-purity silicon since the beginning of 2009. This has contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. Demand for solar power products remained soft through 2012 but began to pick up in the second half of 2013, and continued to grow in 2015, 2016 and 2017. The average selling price of our solar modules decreased from $0.67 per watt in 2013 and 2014 to $0.58 per watt in 2015, $0.51 per watt in 2016 and $0.40 per watt in 2017. While we believe that there is a relative balance between capacity and demand at low prices due to industry consolidation, increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share. Moreover, due to fluctuations in the supply and price of solar power products throughout the value chain, we cannot assure you that we will be able, on an ongoing basis, to procure silicon, wafers and cells at reasonable costs if any of the above risks materializes. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.

        We have entered into a number of long-term supply agreements with several silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL-Poly Energy Holdings Limited, or GCL, Xi'an LONGI Silicon Materials Corp., or LONGI, Deutsche Solar AG, or Deutsche Solar, and Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK.

        In 2009 and thereafter, we amended our agreements with certain of these suppliers to adjust the purchase price to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we were required to purchase. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. As of December 31, 2017, the balance of the advance payments that we have made to GCL, Deutsche Solar and LDK totaled $31.1 million.

        Under our 12-year wafer supply agreement with Deutsche Solar, we purchased the contracted volume for 2009 but did not purchase the contracted volumes for 2010 and 2011. The agreement contains a provision stating that, if we do not order the contracted volume in a given year, Deutsche Solar can invoice us for the difference at the full contract price. We believe that these take-or-pay provisions of the agreement are void under German law. In December 2011, Deutsche Solar gave notice to us to terminate the agreement with immediate effect. Deutsche Solar stated that the reason for the termination was an alleged breach of the agreement by us. In the notice, Deutsche Solar reserved its right to claim damages of €148.6 million in court. As a result of the termination, we reclassified the accrued loss on firm purchase commitments reserve of $27.9 million as of December 31, 2011 to loss contingency accruals. In addition, we made a full bad debt allowance of $17.4 million against the balance of advance payments to Deutsche Solar. The accrued amount of $27.9 million represents our best estimate for our loss contingency. Deutsche Solar did not specify the basis for its claimed damages of €148.6 million in the notice.

        In 2007, we entered into a three-year agreement, or the 2007 Supply Contract, with LDK under which we purchased specified quantities of silicon wafers and LDK converted our reclaimed silicon feedstock into wafers. In June 2008, we entered into two 10-year wafer supply agreements, or the 2008 Supply Contracts, with LDK, under which we agreed to purchase specified volumes of wafers at pre-determined prices each year, commencing January 1, 2009. In April 2010, we gave LDK a termination notice for the 2007 Supply Contract and the 2008 Supply Contracts on the grounds that they refused to deduct from the selling price the deposits paid by us previously. We also initiated arbitration proceedings against LDK under the supply contracts, seeking a refund of the initial deposits that we paid to them. On October 19, 2015, we reached a settlement agreement with LDK, or the 2015 Settlement Agreement. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." We recorded a charge of $20.8 million related to the 2015 Settlement Agreement in general and administrative expense in the third quarter of 2015. On May 19, 2016, we received a copy of a bill of complaint from Xinyu Intermediate Court, in which LDK's receiver applied to the court for an order to revoke the 2015 Settlement Agreement pursuant to PRC bankruptcy law, and requested us to pay an amount that had been waived by LDK under the 2015 Settlement Agreement. In May 2017, the Xinyu Intermediate Court made a judgment in favor of LDK's receiver, revoking the 2015 Settlement Agreement and requiring CSI Cells to pay RMB58.5 million to LDK's receiver and bear court expenses of RMB0.8 million. We recorded a $8.6 million provision in the first quarter of 2017 and CSI Cells appealed the judgment. In November 2017, the Jiangxi High People's Court, or Jiangxi High Court, dismissed CSI Cells' appeal and upheld the original judgment. CSI Cells then appealed this judgment to the Supreme People's Court of The People's Republic of China, or the Supreme Court. In January 2018, the Supreme Court put CSI Cells' appeal on record pending examination. To date, no decision has been made by the Supreme Court. In March 2018, LDK's receiver applied to the Xinyu Intermediate Court for compulsory execution of its judgment. The Xinyu Intermediate Court has accepted the LDK's receiver's application, and the execution procedure is currently in progress.

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

We are subject to numerous laws and regulations at the national, regional and local levels of government in the markets where we do business. Any changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

        We are subject to a variety of laws and regulations in the markets where we do business, some of which may conflict with each other and all of which are subject to change. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. We also face trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our products and make us less competitive in some countries. See "—Imposition of antidumping and countervailing duty orders or safeguard measures in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects."

        In the countries where we do business, the market for solar power products, solar projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could result in a significant reduction in the potential demand for our solar power products, solar projects and solar electricity.

        In our MSS segment, we expect that our solar power products and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and customers, which could cause a significant reduction in demand for our solar power products.

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

        We face intense competition in our MSS and energy segments. We have a large number of competitors in our solar modules business, including non-China-based competitors such as First Solar, Inc., or First Solar, and SunPower Corporation, or SunPower, and China-based competitors such as Trina Solar Limited, or Trina, JinkoSolar Holding Co., Limited, or Jinko, JA Solar Co., Limited, or JA Solar, and Hanwha Q Cells Co., Ltd., or Hanwha Q Cells. Some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. Some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

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

        Our energy segment has a global footprint and develops solar power projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. There is no

guarantee that we can compete successfully in the markets we currently operate or the ones we plan to enter in the future. For example, in certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets. Our energy segment also provides EPC in China, Canada, Australia and other countries. We face intense competition from other service providers in those markets.

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

        Our revenue sources have fluctuated significantly over recent years. For example, in 2008, 89.5% of our revenues were attributable to Europe, while only 4.6% and 5.9% were attributable to the Americas and Asia and others, respectively. However, in 2015, the Americas contributed 50.5% and Asia contributed 39.9% of our revenues, while Europe and other regions contributed 9.6%; in 2016, the Americas contributed 38.7% and Asia contributed 46.9% of our revenues, while Europe and other regions contributed 14.4%; and in 2017, the Americas contributed 32.7% and Asia contributed 56.8% of our revenues, while Europe and other regions contributed 10.5%. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions becomes more prominent. This may adversely influence our financial performance.

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

        We intend to continue to extend our global reach and capture market share in various global markets. In doing so, we will be exposed to various risks, including political, regulatory, labor and tax risks. However, many perceive globalization to be in retreat and protectionism on the rise, as evidenced by the decision of Great Britain to leave the European Union and the election of Donald Trump as the president of U.S., who, among other things, has threatened to impose punitive tariffs on goods imported from China. If trade tensions increase among the U.S., China and other countries, it may have a material adverse effect on our international operations. Furthermore, we may need to make substantial investments in our overseas operations, both initially and on an ongoing basis, in order to attain longer-term sustainable returns. These investments could negatively impact our financial performance before sustainable profitability is recognized.

We face risks related to private securities litigation.

        Our company and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013, and subsequently affirmed by the circuit court in December 2013. The lawsuit in Canada continues. As a preliminary matter, we challenged the Ontario Court's jurisdiction to hear the plaintiff's claim, but this motion was unsuccessful. In September 2014, the plaintiff obtained an order granting him leave to assert the statutory cause of action under the Ontario Securities Act for certain of his misrepresentation claims. In January 2015, the plaintiff obtained an order for class certification in respect of the claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act, or CBCA. The Court dismissed our application for leave to appeal. The class action is at the merits stage. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." If the case goes to trial, the Canadian action could require significant management time and attention and result in significant legal expenses. There is no guarantee that we will not become party to additional lawsuits. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. If we were to lose a lawsuit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

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

  •
  foreign currency fluctuations, particularly in British pounds, Renminbi, Canadian dollar, Japanese yen and Euro;

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

  •
  construction progress of solar power projects and related revenue recognition; and

  •
  antidumping and countervailing duty costs and/or antidumping and countervailing duty true-up charges.

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

        The majority of our sales in 2015, 2016 and 2017 were denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Canadian dollars, Euros and Brazilian real. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, including aluminium and silver paste, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollar, Renminbi, Canadian dollar, Euros, British pound and Japanese yen, may result in foreign exchange gains or losses. We recorded net foreign exchange gain of $22.9 million and $25.4 million in 2015 and 2016, respectively, and net foreign exchange loss of $23.4 million in 2017.

        The value of the Renminbi against the U.S. dollar, the Euro and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. In late 2005, China amended its policy of tracking the value of the Renminbi to the U.S. dollar to instead fluctuate against a basket of foreign currencies, which caused the Renminbi to appreciate significantly against the U.S. dollar over the following three years. In June 2010, the PRC government announced that it would allow greater flexibility for the Renminbi to fluctuate against the U.S. dollar, which resulted in further appreciation of the Renminbi, although in 2014, the value of the Renminbi depreciated against the U.S. dollar. In 2015, the PRC government changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for the People's Bank of China's reference rates to consider the previous day's closing spot rate and foreign-exchange demand and supply, as well as changes in major currency rates. This change resulted in further depreciation of the Renminbi against the U.S. dollar. In 2016, the Renminbi continued to depreciate against the U.S. dollar, in response to which the Chinese government imposed restrictions on capital outflows. In October 2016, the International Monetary Fund added the Renminbi into the Special Drawing Rights currency basket. However, the status of the Renminbi as an international currency is still being tested by the market. We cannot provide any assurances that the policy of the PRC government will not affect or the manner in which it may affect the exchange rate between the Renminbi and the U.S. dollar or other foreign currencies in the future.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts. In addition to collateral requirements to enter into hedging contracts, there are notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. The effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and downside protection. We recorded losses on change in foreign currency derivatives of $3.7 million in 2015, gains on change in foreign currency derivatives of $4.8 million in 2016, and losses on change in foreign currency derivatives of $2.6 million in 2017. The gains or losses on change in foreign currency derivatives are related to our hedging program.

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

        A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of tax laws (for example, proposals for fundamental U.S. international tax reform); changes in U.S. GAAP; expiration of or the inability to renew tax rulings or tax holiday incentives; and the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

        Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products and services tend to decrease during the winter months in several markets, such as Canada, due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of our solar power projects. Demand from some countries, such as the U.S. and China, may also be subject to significant seasonality. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

        Our operations are capital intensive. We rely on working capital financing substantially from Chinese banks for our manufacturing operations. We cannot guarantee that we will continue to be able to extend existing or obtain new working capital financing on commercially reasonable terms or at all. See "—Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations." Also, even though we are a publicly-traded company, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

        We require significant cash flow and funding to support our operations. As a result, we rely on short-term borrowings to provide working capital for our daily operations. Since the majority of our short-term borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. In 2015, 2016 and 2017, we successfully extended our short-term borrowings and, as of December 31, 2017, we had outstanding short-term borrowings of $676.8 million with Chinese banks. Between January 1, 2018 and March 31, 2018, we obtained new borrowings of approximately $250.1 million from Chinese banks, including $63.9 million with due dates beyond December 31, 2018. Also, between January 1, 2018 and March 31, 2018, we renewed existing bank facilities of approximately $193.3 million from Chinese banks with due dates beyond December 31, 2018.

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

        We purchase silicon raw materials, silicon wafers and solar cells, from a limited number of third-party suppliers. Purchases from GCL, our largest supplier of raw materials by dollar amount of purchases, accounted for approximately 23.4%, 18.9% and 15.9% of our total raw materials purchases in 2015, 2016 and 2017, respectively.

        In 2017, we purchased the majority of the silicon wafers used in our solar modules from third parties. Our major silicon wafer supplier was GCL. Our major supplier of solar cells in 2017 was Inventec Corporation, or Inventec. These suppliers may not always be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price our products competitively. Supply may also be interrupted by accidents, disasters or other unforeseen events beyond our control. The failure of a supplier, for whatever reason, to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and cause legal disputes with our customers.

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

        Effective August 2017, we warrant that, for a period of 25 years, our PERC monocrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from the second year to the 24th year, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of the 25th year, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective August 2017, we warrant that, for a period of 30 years, our Dymond PERC monocrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from the second year to the 29th year, the actual annual power output decline will be no more than 0.5%; and

  •
  by the end of the 30th year, the actual power output of the module will be no less than 83% of the labeled power output.

        We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar products in 2002 and began selling standard solar modules in 2004. Any increase in the defect rate of our products would require us to increase our warranty reserves and would have a corresponding negative impact on our results of operations. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up-to-30-year warranty periods. In particular, unknown issues may surface after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty costs and associated harm to our financial results as long as 30 years after the sale of our products. In addition, for solar power projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions for a period of up to five years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

        As part of our energy business, before commissioning solar power projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price.

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

        We plan to continue expanding our in-house solar cell, wafer and ingot manufacturing capabilities to support our solar module manufacturing business. Our annual solar cell, solar wafer and ingot production capacity was 5.45 GW, 5.0 GW and 1.2 GW, respectively, as of December 31, 2017. To remain competitive going forward, we intend to expand our annual solar cell, wafer and ingot production capacity to meet expected growth in demand for our solar modules. However, we only have limited and recent operating experience in these areas and may face significant product development challenges. Manufacturing solar cells, wafers and ingots is a complex process and we may not be able to produce a sufficient quality of these items to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause no yield output or production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell, wafer and ingot production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. Any failure to successfully develop and maintain cost-effective manufacturing capability may have a material and adverse effect on our business and prospects. For example, we have in the past purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them from third parties. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

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

        We need to continuously enhance and modify our solar module, cell, wafer and ingot production capabilities in order to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture solar modules, cells, ingots and wafers can cause a percentage of the solar modules, cells, ingots and wafers to be rejected, which would negatively affect our yields. We may experience manufacturing difficulties that cause production delays and lower than expected yields.

        Problems in our facilities, including but not limited to production failures, human errors, weather conditions, equipment malfunction or process contamination, may limit our ability to manufacture products, which could seriously harm our operations. We are also susceptible to floods, tornados, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption in any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, which would adversely affect our yields and manufacturing cost.

If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.

        Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining qualified technical personnel, particularly those with expertise in the solar power industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain sufficient qualified technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Our dependence on a limited number of customers and our lack of long-term customer contracts in our solar modules business may cause significant fluctuations or declines in our revenues.

        We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies. Our top five customers by revenues collectively accounted for approximately 26.8%, 16.9% and 27.7% of our net revenues in 2015, 2016 and 2017, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

        We, along with other solar power product manufacturers, are exposed to risks associated with product liability claims if the use of our solar power products results in injury or death. Since our products generate electricity, it is possible that users could be injured or killed by our products due to product malfunctions, defects, improper installation or other causes. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

        As of March 31, 2018, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 13,775,642 common shares, or 23.5% of our outstanding shares. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers and acquisition, including the Proposed Transaction, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

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

        As we develop and bring to market new solar power products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of March 31, 2018, we had 935 patents and 399 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have seven U.S. patents. We also have three patents in Europe (including two design patents). We have registered the "Canadian Solar" trademark in the U.S., Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates, Hong Kong, Singapore, India, Argentina, Brazil, Peru and more than 20 other countries and we have applied for registration of the "Canadian Solar" trademark in a number of other countries. As of March 31, 2018, we had 66 registered trademarks and nine trademark application pending in the PRC, and 75 registered trademarks and 26 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

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

        We are subject to the reporting obligations under U.S. securities laws. The U. S. Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting. As of December 31, 2017, our management concluded that our internal control over financial reporting was effective. However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our common shares.

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

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from Nasdaq, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

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

The increase or decrease in tax benefits from local tax bureau could affect our total PRC taxes payments, which could have a material and adverse impact on our financial condition and results of operations.

        The Enterprise Income Tax Law, or the EIT Law, came into effect in China on January 1, 2008 and was amended on February 24, 2017. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as a "High and New Technology Enterprise," or HNTE, are entitled to a 15% enterprise income tax rate provided that such HNTE satisfies other applicable statutory requirements. Further, enterprises which engage in businesses within the scope of the Catalogue of Encouraged Industries in Western Regions promulgated by the NDRC, or Western Catalogue, are entitled to a 15% enterprise income tax rate provided that such enterprise satisfies other applicable statutory requirements.

        Certain of our PRC subsidiaries, such as CSI New Energy Holding Co., Ltd., or CSI New Energy Holding, CSI Cells Co., Ltd., or CSI Cells, Canadian Solar Manufacturing (Luoyang) Inc., or CSI Luoyang Manufacturing, Canadian Solar Manufacturing (Changshu) Inc., or CSI Changshu Manufacturing and Suzhou Sanysolar Materials Technology Co., Ltd., or Suzhou Sanysoalr. once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5% or 15%, however, some of these benefits expired. In 2017, only Suzhou Sanysolar Materials Technology Co., Ltd., or Suzhou Sanysolar, CSI Cells, CSI Changshu Manufacturing, and Changshu Tlian Co., Ltd., which were qualified as HNTEs, and Canadian Solar Sunenergy (Baotou) Co., Ltd., which engaged in the business within the scope of the Western Catalogue, were benefited from a reduced enterprise income tax rate of 15%, subject to applicable statutory requirements.

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

        In March 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Announcement 7, which specifically regulated and strengthened the administration of enterprise income tax on indirect transfer of properties such as equity in a Chinese resident enterprise.

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

        Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, the approval of or the record-filing to certain government authorities, including the Ministry of Commerce or its local counterparts, is required. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.

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

        The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on Nasdaq, until December 31, 2016, the market price of our common shares ranged from $1.95 to $51.8 per share. From January 1, 2017 to December 31, 2017, the market price of our common shares ranged from $10.86 to $19.09 per share. The closing market price of our common shares on December 31, 2017 was $16.86 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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

  •
  sales or anticipated sales of additional common shares; and

  •
  the announcement and news regarding the Proposed Transaction.

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

        Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2017, we had 58,496,685 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our common shares become entitled to the underlying shares under the terms of their units or options. In addition, in connection with debt financing, we issued warrants and may issue additional warrants to purchase our common shares. To the extent these warrants are exercised and the common shares sold into the market, the market price of our common shares could decline.

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

        Based on the current value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2017. However, because our PFIC status for 2018 or any future taxable year may depend, in part, on the manner in which we operate our renewable energy generation assets, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2018 or any future taxable year. A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

        Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the common shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

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

        We made capital expenditures of $642.8 million, $1,111.5 million and $311.0 million in 2015, 2016 and 2017, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop and construct solar power systems. For more details, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures."

Proposed Going-Private Transaction

        Our board of directors received a preliminary non-binding proposal letter dated December 9, 2017 from Dr. Qu, our chairman, president and chief executive officer, to acquire all of our outstanding common shares not owned by Dr. Qu and his wife, in a going private transaction for $18.47 in cash per common share.

        On December 12, 2017, our board of directors formed a special committee of independent and disinterested directors, consisting of four independent directors, Messrs. Robert McDermott, Lars-Eric Johansson, Harry Ruda and Andrew Wong, to consider the proposal, with the aid of Barclays Capital Canada Inc. as its independent financial advisor, Weil, Gotshal & Manges LLP as its U.S. legal counsel and Osler, Hoskin & Harcourt LLP as its Canadian legal counsel. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The consummation of the proposed going-private transaction is uncertain, and the process of consummating such transaction could disrupt our operation or distract our management's attention, all of which could materially and adversely affect our business, results of operations and financial condition."

B.    Business Overview

Overview

        We are one of the world's largest solar power companies and a leading vertically-integrated provider of solar power products, services and system solutions with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia.

        We design, develop and manufacture solar ingots, wafers, cells, modules and other solar power products. Our solar power products include standard solar modules and specialty solar products. We are incorporated in Canada and conduct most of our manufacturing operations in China and south-east Asia. Our products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. Specialty solar products consist of customized solar modules that our customers incorporate into their own products and complete specialty products, such as portable solar home systems. We sell our products primarily under our "Canadian Solar" brand name.

        In recent years, we have increased our investment in, and management attention on, our energy segment. Our energy segment primarily comprises solar power project development and sale, EPC and development services, and operating solar power projects and sales of electricity. Our energy segment contributed 20.0%, 3.8% and 28.1% of our net revenues in 2017, 2016 and 2015, respectively. While we plan to continue to monetize our current portfolio of solar power projects in operation, we also intend to grow our energy segment by building up our project pipeline and increasing the number of customers of our EPC services. In March 2015, we acquired Recurrent Energy, LLC, or Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas, and thereby significantly increased our solar project pipeline. As of February 28, 2018, our late-stage solar project pipeline, which refers to projects for which energy off-take agreements have been signed and which are expected to be built within the next two to four years, totaled approximately 2.0 gigawatt peak, or GWp, with 362.2 megawatt peak, or MWp, in Japan, 459 MWp in the U.S., 410 MWp in China, 215.6 MWp in Brazil, 59 MWp in India, 24.2 MWp in Australia, 435.7 MWp in Mexico, 8.2 MWp in the United Kingdom, and 18.4 MWp in Chile. In addition to our late-stage solar project pipeline, as of February 28, 2018, we had a portfolio of solar power projects in operation totaling 1,211.1 MWp with an estimated resale value of approximately $1.5 billion as of February 28, 2018. For those projects that are subject to U.S. tax equity deals, only the value of the class B shares held by us was included in such estimate of resale value. See "—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" and "—Sales, Marketing and Customers—Energy Segment—Operating Solar Power Projects and Sales of Electricity" for a description of the status of our solar power projects in operation.

        We believe that we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power to high efficiency, high-power output multi-crystalline and mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including China, Japan, the U.S., Germany, Brazil, Netherlands, France, Singapore, Canada, India and the United Kingdom. Our customers primarily include distributors, system integrators, project developers and installers/EPC companies.

        We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of both cells and wafers. We believe this approach has benefited us by lowering the cost of materials of our solar module products. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases.

        As of December 31, 2017, we had:

  •
  8.11 GW of total annual solar module manufacturing capacity, approximately 360 MW of which is located in Ontario, Canada, 1,550 MW in South East Asia, 400 MW in Brazil and the rest in China;

  •
  4.1 GW of total annual solar cell manufacturing capacity located in China; and

  •
  6.2 GW of total annual ingot and wafer manufacturing capacity located in China.

        We plan to expand our module, cell, wafer and ingot manufacturing capacities to 9.81 GW, 6.35 GW, 5.0 GW and 2.0 GW, respectively, by December 31, 2018.

        We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plants and to use substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use some of the solar modules we produce in our energy segment. Our solar module manufacturing costs in China, including purchased polysilicon, wafers and cells, decreased from $0.40 per watt in December 2015, to $0.33 per watt in December 2016 and to $0.32 per watt in December 2017. We expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules.

        We continue to focus on reducing our manufacturing costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs. In January 2009, we established a new solar cell efficiency research center to develop more efficient cell structures, and we have been making ongoing improvements in solar cell conversion efficiency and product cost control. We began shipping new products, such as higher efficiency modules, in late 2011. We have successfully developed and launched additional new high-efficiency cells and modules in the past few years and expect to increase the sales volumes of these products in the future.

Our Products and Services

        Our business consists of the following two business segments: MSS segment and energy segment. Our MSS segment primarily involves the design, development, manufacturing and sale of a wide range of solar power products, including standard solar modules and specialty solar products, solar system kits and O&M services. Our energy segment primarily consists of solar power project development and sale, EPC and development services, and operating solar power projects and sales of electricity.

Products Offered in Our MSS Segment

  Standard Solar Modules

        Our standard solar modules are arrays of interconnected solar cells in weatherproof encapsulation. We produce a wide variety of standard solar modules, ranging from 3 W to over 375 W in power and using multi-crystalline or mono-crystalline cells in several different design patterns. Our mainstream solar modules include standard CS6V (50 full cells), CS6K (60 full cells), CS6U (72 full cells), CS3K(120 half-cells), CS3U(144 half-cells), Dymond CS6K-P-FG (60 cells, double-glass) and Dymond CS6X-P-FG (72 cells, double-glass) modules, all using 6-inch solar wafers with the majority being multi-crystalline. The mainstream modules are designed for residential, commercial and utility applications. Small modules are for specialty applications.

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

        In March 2016, we launched our new Quintech SuperPower mono-crystalline modules. Quintech SuperPower mono-crystalline modules are made of cells with PERC technology and significantly improve module efficiency and reliability. CS6K (6 × 10 cell layout aligned with mainstream dimensions) Quintech SuperPower mono modules have a power output between 285 W and 300 W with high efficiency and high reliability. We started commercial production of Quintech CS6K and CS6U modules in 2016. These modules have features such as 5 busbar cells, standardized module dimensions and cell and module improvements, resulting in higher wattage production and better performance. These modules are intended for broad base introduction, which covers mono-crystalline cells, multi-crystalline cells and mono-crystalline PERC cells.

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

        In July 2016, we launched the 1500V System Voltage crystalline solar module portfolio. The 1500V System Voltage crystalline module provides a robust and cost-efficient system solution by adding more modules in a string, which decreases the number of combiner boxes, direct current homeruns and trenching. This unique product design improves the overall system performance and efficiency and reduces labor cost and installation time.

        In 2017, we launched the Ku module series which results in 100% improvement in failure redundancy with innovative cell matrix interconnection technology. The module power output is enhanced by up to 10 Watt per module while reducing the module working temperature. We developed P4 cell technology, which is multi-crystalline PERC technology. The combination of P4 cell and Ku module technologies enable us to offer customer higher wattage and more reliable multi crystalline module products. We also launched and shipped HDM (High Density Module) product to some markets this year. The HDM offers high wattage, high module efficiency and pleasant aesthetics for residential applications.

        Our standard solar modules are designed to endure harsh weather conditions and to be transported and installed easily. We began selling our solar module products in March 2002 and sell our standard solar modules primarily under our brand name.

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

  Solar System Kits

        A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010 and in 2017 sold them primarily to customers in Japan, Europe, the U.S. and China.

  O&M Services

        Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services. In the second half of 2012, we started to provide O&M services for solar power projects in commercial operation. In 2017, we provided O&M services primarily in the North American, Australia and Japan markets.

Products and Services Offered in Our Energy Segment

  Solar Project Development and Sale

        We develop, build and sell solar power projects. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. Our global solar power project business develops projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. We have a team of experts which specialize in project development, evaluations, system designs, engineering, managing, project coordination and organizing financing. Our project sales team actively identifies and pursues suitable buyers for our solar power projects. See "—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" for a description of the status of our solar power projects.

  EPC and Development Services

        Our EPC services include engineering, procurement and construction work for solar power projects owned either by us or by third-parties. In late 2010, we began providing EPC services primarily in Canada and China. We began providing development services in the U.S. after we acquired Recurrent in 2015. EPC services in China are provided through our affiliated company, Suzhou Gaochuangte New Energy Sources Development Co., Ltd., or Gaochuangte, in which we owned an 40% equity interest before June 30, 2017 and become our 80% owned subsidiary since July 1, 2017.

  Operating Solar Power Projects and Sales of Electricity

        In the fourth quarter of 2014, we began to operate certain of our solar projects and generate income from the sale of electricity. Although most of these solar projects are developed for sale, we may operate them prior to selling. As of February 28, 2018, we had a fleet of solar power plants in operation with an aggregate capacity of approximately 1,211.1 MWp.

Supply Chain Management

MSS Segment

        Our MSS segment depends on our ability to obtain a stable and cost-effective supply of polysilicon, solar ingots, wafers and cells. Our silicon wafer agreements set forth price and quantity information, delivery terms and technical specifications. While these agreements usually set forth specific price terms, most agreements also include mechanisms to adjust the prices, either upwards or downwards, based on market conditions. We have entered into a number of long-term supply agreements with several silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL, LONGI, Deutsche Solar and LDK. In 2009 and thereafter, we amended our agreements with certain of these suppliers to adjust the purchase price to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we are required to purchase. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. In 2017, we purchased the majority of the silicon wafers used in our solar modules from third parties. Our major silicon wafers supplier was GCL. Since 2011, the supply of polysilicon and silicon wafers has generally exceeded demand, particularly polysilicon. Polysilicon prices significantly decreased from approximately $20.6 per kilogram at December 31, 2014 to $13.7 per kilogram at December 31, 2015 due to oversupply but then started to increase in the third quarter of 2016, reaching approximately $19.0 per kilogram by December 31, 2016 and $19.7 per kilogram by December 31, 2017. We plan to increase our in-house solar wafer manufacturing capacity and expect to diversify our external wafer and polysilicon suppliers.

        We purchase solar cells from a number of international and local suppliers, in addition to manufacturing our own solar cells and having toll manufacturing arrangements with our solar cell suppliers. Our solar cell agreements set forth price and quantity information, delivery terms and technical specifications. These agreements generally provide for a period of time during which we can inspect the product and request the seller to make replacements for damaged goods. We generally require the seller to bear the costs and risks of transporting solar cells until they have been delivered to the location specified in the agreement. In 2017, our major supplier of solar cells was Inventec. As we expand our business, we expect to increase our solar cell manufacturing capacity and diversify our solar cell supply channel to ensure we have the flexibility to adapt to future changes in the supply of, and demand for, solar cells.

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

Energy Segment

        Our MSS segment supplies part of the solar modules used in our energy segment. For the solar power projects that we develop, we have the option of either using our own engineering and operation teams or hiring third-party contractors to build and operate the projects prior to sale.

Manufacturing, Construction and Operation

MSS Segment

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

        We selectively use automated equipment to enhance the quality and consistency of our finished products and to improve the efficiency of our manufacturing processes. Key equipment in our manufacturing process includes automatic laminators, simulators and solar cell testers. The design of our assembly lines provides flexibility to adjust the ratio of automated equipment to skilled labor in order to maximize quality and efficiency.

Energy Segment

        We develop, construct, maintain, sell and/or operate solar power projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. We engage in all aspects of the development and operation of solar power projects, including project selection, design, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. We also provide EPC services to third-parties.

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

  •
  Project design, engineering, procurement and construction.  Our engineering team generally designs solar power projects to optimize performance while minimizing construction and operational costs and risks. The engineering design process includes the site layout and electrical design as well choosing the appropriate technology, in particular module and inverter types. We use solar modules produced by us and by third-party manufacturers, and procure inverters and other equipment from third-party suppliers. We generally construct solar projects in China through Gaochuangte, our affiliate in which we owned an 40% equity interest before June 30, 2017 and become our 80% owned subsidiary since July 1, 2017.

        Currently, we operate and maintain solar power projects in the United Kingdom, the U. S., China, Japan, India, Brazil, Australia, Africa and Spain. We enter into grid-connection agreements and/or PPAs with the local grid companies. After a project is connected to the grid, we regularly inspect, monitor and manage the project site with the intention to maximize the utilization rate, rate of power generation and system life of the project.

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

        We have obtained IEC 61215 and IEC 61730 (previously TUV Class II safety) European standards for sales in Europe. We have also obtained certifications of CAN ORD-UL 1703 and UL 1703, which allow us to sell products in North America. In 2009, we obtained the necessary certifications to sell our modules in Japan, South Korea and Great Britain and to several solar programs in China, including Golden Sun. In 2011, we completed IEC 61215, IEC 61730 and UL1703 certification for modules designed to be assembled from metal wrap-through cells. We also completed DLG ammoniac resistance testing and obtained the salt mist certification for our leading module CS6P-P in 2011. In 2012, we achieved the highest ratings possible in the two most significant standard tests for ammonia resistance of solar modules, which were the IEC 62716 draft C ammonia corrosion test and the DLG standard test. In 2013, we extended the salt mist certification under IEC 61701 ed.2 Severity 1 to all of our standard modules at VDE (Verband Deutscher Elektrotechniker). In addition, during the same year, we were able to register more key module types at JET for Japan, and we enhanced the maximum system voltage up to 1000V for our CSA (Canadian Standards Association) certification (North America), allowing significant cost reduction for our EPC partners. We also again raised the ranking of CEC PTC ratings. In 2013, we extended our IEC and UL certifications to cover higher-power modules, up to 275 W for 60 cell models and 330 W for 72 cell models, through key technology improvements such as introduction of 4 busbar cell design. We also again improved our CEC PTC ratings for the spearhead CS6P-P model, and have demonstrated suitability of our product portfolio for reliable long-term operation under various climates, through SGS IEC 60068-2-68 sand blowing certification and extensive Potential Induced Degradation, or PID, resistance testing at respected laboratories, such as Fraunhofer ISE, VDE and TUV SUD (Technischer Überwachungs-Verein Südteil Deutschland).

        In 2012, the new half-cell module designed by our R&D team was fully certified by CSA and VDE, two internationally recognized certification bodies. We also started providing our customers with third-party-approved PAN files (testing per IEC 61853-1) for all our key module series, allowing more accurate energy yield simulation and better return-on-investment analysis for their projects. In 2013, we obtained certifications for double glasses and DC-to-AC module designs. With the emergence of new markets that we are expanding into, we have made efforts to comply with new certification schemes that apply to us, such as INMETRO for Brazil and the UNI9177 fire test for Italy that we are now complied with.

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

        In 2016, we received JET certification for our new PERC mono 5 busbar premium module series. We also extended our VDE and CSA certifications to cover 1500V maximum system voltage on all of our major module products, providing significant system cost reduction opportunities for our customers. We implemented full salt mist, ammoniac and PID certification schemes as standard offer for all of our module series, striving for the highest reliability objectives. Our standard and Dymond module series were granted SGS sand blowing qualification for installation in desert environment. Our in-house designed junction boxes B20S and B12S were successfully certified by TUV-Rheinland and CSA to satisfy the latest and most stringent international standards, IEC62790 and UL3730. For all of our new module product series targeted for launch in or after 2017, we started implementing certification to meet new IEC61215 and IEC61730 standards (2016 version).

        In 2017, we implemented the new IEC standards as our basic standards for all new products. We received the new IEC certification (VDE) for Ku modules, Ku Dymond modules, poly Generation 4, and HDM modules. All the new module products have also passed UL1703 testing, and received CSA certification. And all the new products have achieved high CEC PTC ratings. We received the JET certification for HDM modules; and for Ku modules, we extended the certifications to many countries, including CEC in Australia, FSEC in America, MCS-BBA in UK, INMETRO in Brazil, and KS in Korea. In 2017, the National Energy Administration of China announced the new Top runners' efficiency requirement, and most of our main products have passed the CQC, orChina Quality Certification Center, Top runners certification.

        Our PV test laboratory is registered with the ISO 17025 quality improvement program, and has been accepted for the Mutual Data Acceptance Program by the CSA in Canada, VDE in Germany, Intertek in the U.S. and CQC in China. The PV test laboratory allows us to conduct some product certification testing in-house, which decreases time-to-market and certification costs.

Sales, Marketing and Customers

        The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations for the periods indicated:

	Years Ended December 31,
	2015		2016		2017
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In thousands of $, except for percentages)
Asia	1,384,243	39.9	1,338,404	46.9	1,926,091	56.8
Americas	1,750,000	50.5	1,103,509	38.7	1,108,162	32.7
Europe and others	333,383	9.6	411,165	14.4	356,140	10.5

Total	3,467,626	100.0	2,853,078	100.0	3,390,393	100.0

MSS Segment

        Our primary customers are distributors, system integrators, project developers and installers/EPC companies. A small number of customers have historically accounted for a significant portion of our net revenues. In 2015, 2016 and 2017, our top five customers of MSS segment by net revenues collectively accounted for approximately 14.5%, 16.7% and 18.0%, respectively, of our total net revenues. Sales to our largest customer in those years accounted for 4.6%, 5.0% and 7.2%, respectively, of our total net revenues.

        We market and sell solar modules worldwide for residential, commercial and utility-scale solar energy projects and solutions. We primarily sell our products to distributors and large-scale installers through our own, home-grown sales teams, who operate throughout Europe, the Americas, the Middle East and the Asia-Pacific regions.

        Our marketing activities include brand sponsorship, social media discussions and digital marketing. Our teams also develop channel marketing programs to support our customers in their marketing of our business and products, in addition to providing to them various services such as product training, new product briefing, and sales training. Furthermore, our marketing team focuses heavily on public relations and crisis management to safeguard our public image. By working closely with our sales teams and other leading solar research companies, our marketing team provides up-to-date market information on a constant basis, supporting the efforts of our sales team. Our marketing staff is located throughout the Americas, China, Europe, India, Japan, Australia, South Africa and South Korea.

        We sell our standard solar module products primarily under three types of arrangements: (a) sales contracts to distributors; (b) sales to systems integrators, installers/EPC companies and project developers; and (c) OEM/tolling manufacturing arrangements.

        We target our sales and marketing efforts for our specialty solar products at companies in selected industry sectors, including the automotive, telecommunications and light-emitting diode, or LED, lighting sectors. As standard solar modules increasingly become commoditized and technology advancements allow solar power to be used in more off-grid applications, we intend to increase our sales and marketing efforts on our specialty solar products and capabilities. Our sales and marketing team works with our specialty solar products development team to take into account changing customer preferences and demands to ensure that our sales and marketing team is able to effectively communicate to customers our product development changes and innovations. We intend to establish additional relationships in other market sectors as the specialty solar products market expands.

        As we expand our manufacturing capacity and enhance our brand name, we continue to develop new customer relationships in a wider range of geographic markets to decrease our market concentration. In 2013, we significantly increased our total number of customers and achieved a leading market share in Canada, Japan, Thailand and Central America, which we maintained in 2014. In 2015, we maintained our leading market share in those markets and at the same time expanded our customer base into several emerging solar markets, such as Southeast Asia. In 2016, we achieved a leading market share in Brazil and maintained our leading market share in Canada, Japan, Thailand and India. In 2017, we maintained our leading market share in India, Japan, Brazil, Europe and Middle East. We expect that our near term major markets will be Europe and the Asia Pacific region.

        In 2010, we commenced the sale of solar system kits. A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2017, we sold approximately 91.2 MW of system kits primarily in Japan, Europe, the U.S. and China.

  O&M Services

        Since 2012, we have started to provide O&M services for solar power projects in commercial operation. Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

Energy Segment

        We develop, construct, maintain, sell and/or operate solar projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. We provide EPC and development services primarily in Canada, China, Australia, India and the U.S. We sell our projects to large utility companies and other power producers. Customers for our EPC and development services include solar project developers and owners.

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

  Solar Project Development and Sale

        Our late-stage pipeline includes nearly all projects (a) for which energy off-take agreements have been entered into, and (b) that are expected to be built within the next two to four years. However, some of our late-stage projects may not be completed due to failure to secure permits or grid connection, among other risks. In March 2015, we acquired Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas for approximately $261 million.

        As of February 28, 2018, our late-stage utility-scale solar project pipeline totaled approximately 2.0 GWp, including 459 MWp in the U.S., 435.7 MWp in Mexico, 410 MWp in China, 362.2 MWp in Japan, 215.6 MWp in Brazil, 59 MWp in India, 24.2 MWp in Australia, 18.4 MWp in Chile and 8.2 MWp in the United Kingdom.

    In Canada

        During 2017, we sold three solar farms, SSM1, SSM2 and SSM3, totaling 72.2 MWp to Fengate SSM Holdco LP, an affiliate of Fengate Real Assets Investments.

    In Japan

        During 2017, we completed the construction and grid connection of 11 solar power plants, with a total capacity of approximately 105.5 MWp, and we sold 76.6 MWp solar power plants, of which 72.7 MWp was sold to Canadian Solar Infrastructure Fund, Inc., or CSIF. As of February 28, 2018, our late-stage utility-scale solar power project pipeline for which interconnection agreements and FIT have been secured totaled approximately 362.2 MWp, including 122.7 MWp in construction and 239.5 MWp under development. We had an additional 9.4 MWp of projects in the bidding process, which will be added to the list of late-stage projects once FIT has been secured.

        The expected schedule of commercial operation date, or COD, of our late-stage, utility scale solar power projects in Japan, as of February 28, 2018, was as follows:

Expected COD Schedule (MWp)
2018	2019	2020	2021 and Thereafter	Total
76.7	92.3	45.2	147.9	362.2

    In the U.S.

        During 2017, we completed and sold two solar farms, Tranquility 8 and IS 42, totaling 373 MWp to Sempra Renewables LLC, a unit of Sempra Energy (NYSE: SRE) and Falck Renewables S.p.A., respectively.

        Our late-stage, utility-scale solar project pipeline in the U.S. as of February 28, 2018 was as follows:

Project	MWp	Location	Status	Expected COD
Mustang Two	210	California	Development	2020
Gaskell West 2	147	California	Development	2020
NC102	102	North Carolina	Construction	2018

Total	459

    In China

        During 2017, we connected seven solar power plants totaling 61.4 MWp to the grid and completed the sale of five solar power projects totaling 113.5 MWp in Jiangsu Province to Shenzhen Energy Nanjing Holding Co., Ltd., or Shenzhen Energy, a subsidiary of Shenzhen Energy Group Co., Ltd. As of February 28, 2018, our late-stage solar project pipeline in China totaled approximately 410 MWp with expected COD by the end of 2018.

    In Brazil

        During 2017, we completed the construction and sold two solar farms, Pirapora I and Pirapora III, totaling 284 MWp to EDF En Do Brasil Participacoes.

        Our late-stage, utility-scale solar project pipeline in Brazil as of February 28, 2018 was as follows:

Project	MWp		Location	Status	Expected COD
Pirapora II	23	(1)	Minas Gerais	Construction	2018
Guimarania	80.6		Minas Gerais	Construction	2018
Salgueiro	112		Pernambuco	Development	2020

Total	215.6

(1)
23 MWp represents our 20% equity interest in 115 MWp Pirapora II.

    In India

        During 2017, we completed the construction and sold 108 MWp SECI Maharashtra solar farm.

        As of February 28, 2018, we have secured 25 years PPAs for two solar power projects, of 35 MWp and 24MW, respectively, with Solar Energy Corporation of India, an off-taker affiliated with the government of India, in the state of Karnataka. These projects are expected to commence operations in 2018 and 2019, respectively.

    In Australia

        As of February 28, 2018, our late-stage solar project pipeline in Australia reached 24.2 MWp, including two solar power projects which are under construction stage and are expected to reach commercial operation in 2018.

    In Mexico

        As of February 28, 2017, our late-stage, utility-scale solar project pipeline in Mexico was as follows:

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2020
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Aguascalientes	67.7	Aguascalientes	Construction	2018

Total	435.7

    In the United Kingdom

        During 2017, we completed the construction of six solar power projects totaling approximately 26 MWp. As of February 28, 2017, our late-stage, utility scale pipeline of solar power projects totaled 8.2 MWp.

  EPC and Development Services

        Beginning in late 2010, we started entering into EPC contracting arrangements, initially in Canada and China. Under these arrangements, the solar power project developer owns the projects and we are contracted to perform the EPC work. We complete the EPC contracts in China through Gaochuangte, our affiliate in which we owned an 40% equity interest before June 30, 2017 and become our 80% owned subsidiary since July 1, 2017. Since 2014, we have been providing EPC services in Australia.

        In 2015, we completed approximately 152.1 MW(DC) and 1.4 MW(DC) of solar system EPC contracts in Ontario, Canada and Australia, respectively. In 2016, we completed approximately

2.1 MW(DC) and 3.1 MW(DC) of solar system EPC contracts in Ontario, Canada and Australia, respectively.

        We began providing development services in the U.S. after we acquired Recurrent in 2015.

  Operating Solar Power Projects and Sales of Electricity

        In addition to our late-stage, utility-scale solar project pipeline, we had a portfolio of solar power projects in operation totaling 1.2 GWp as of February 28, 2018. Our revenue generated from sale of electricity was $29.2 million in 2017. The resale value of these projects was estimated at approximately $1.5 billion as of February 28, 2018. For those projects that are subject to U.S. tax equity deals, only the value of the class B shares held by us was included in the aforementioned estimate of resale value. We are actively trying to monetize the majority of our solar power projects in operation and we expect a decrease in our revenue from sale of electricity in 2018.

        Our total portfolio of solar power projects in operation as of February 28, 2018 was as follows:

Projects in Operation (MWp)
U.S.	Japan	Brazil	China	India	Others	Total
808	85.6	56.8	145.5	91.1	24.1	1,211.1

        In March 2018, we completed the sale of three solar power projects in operation in the U.S., totaling approximately 309 MWp, to Korea Electricity Power Co. Ltd. or KEPCO, for approximately $720 million.

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

        As part of our energy business, before commissioning solar power projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price. In certain instances, a bonus payment may be received if the energy generation performance test performs above expectations.

        Our customer support and service handles technical inquiries and warranty-related issues. In 2016, we expanded our capacity in these areas to better enable us to handle our customer's questions and concerns in a timely and professional manner.

        In 2017, we renewed our product warranty insurance coverage to provide additional security to our customers. See "—Insurance" below. Our customer support and service function will continue to expand and improve services we provide to our customers.

Competition

MSS Segment

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

        In the immediate future, we believe that our ability to compete depends on our ability to deliver cost-effective products in a timely manner and to develop and maintain a strong brand name based on high quality products and strong relationships with downstream customers. Our competiveness also depends on our ability to effectively manage our cash flow and balance sheet and to maintain our relationships with the financial institutions that fund solar power projects. Consolidation of the solar industry is already occurring and is expected to continue in the near future. We believe that such consolidation will benefit our company in the long-term. We believe that the key to competing successfully in the long-term is to produce innovative, high quality products at competitive prices and develop an integrated sales approach that includes services, ancillary products, such as mounting systems and inverters, and value-added product features. We believe that a good marketing program and the strong relationships that we are building with customers and suppliers will support us in this competitive environment.

Energy Segment

        Our energy segment is a capital intensive business with numerous industry participants. We face competition from a large and diverse group of local and international project developers, financial investors and certain utility companies. These competitors varies in terms of size, geographic focus, financial resources and operating capabilities and are active in Canada, Japan, the U.S., China, Brazil,

India, Mexico, the United Kingdom, Australia and other markets where we operate or intend to enter. We compete in a diversified and complicated landscape since the commercial and regulatory environments for solar power project development, sale and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar power projects. We believe the key competitive factors in the global solar power project development industry include:

  •
  vertical integration with upstream manufacturing;

  •
  permit and project development experience and expertise;

  •
  reputation and track record;

  •
  relationship with government authorities and knowledge of local policies;

  •
  strong internal working capital and good relationship with banks and international organizations that enhance access to external financing;

  •
  experienced technicians and executives who are familiar with the industry and the implementation of our business plans; and

  •
  expertise and experience in providing EPC.

        However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general.

        Currently, we operate and maintain solar power projects in the United Kingdom, the U.S., China, Japan, Brazil, India, Australia, Africa and Spain. We compete to supply energy to our potential customers with a limited number of utilities and providers of distributed generation in these markets. If we wish to enter into new PPAs for our solar power projects upon termination of previous PPAs, we compete with conventional utilities primarily based on cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

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

Insurance

        We maintain property risk insurance policies with reputable insurance companies to cover our equipment, facilities, buildings and inventories. The coverage of these insurance policies includes losses due to natural hazards and losses arising from unforeseen accidents. Our manufacturing plants in China and elsewhere are covered by business interruption insurance. However, significant damage or interruption to any of our manufacturing plants, whether as a result of fire or other causes, could still have a material and adverse effect on our results of operations. We also maintain commercial general liability (including product liability) coverage. We obtained credit insurance from China Export & Credit Insurance Corporation, or Sinosure. Credit insurance is designed to offset the collection risk of our account receivables for certain customers within the credit limits approved by Sinosure. Risks related to marine, air and inland transit for the export of our products and domestic transportation of materials and products are covered under cargo transportation insurance. We also maintain directors and officers liability insurance.

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

        In November 2017, the NDRC issued the Opinions on Comprehensively Deepening the Reform of the Price Mechanism, which requested improving the price mechanism of renewable energy, including adopting the decrement mechanism on the on-grid benchmark price of new energy resources such as wind power and photovoltaic power.

  Environmental Regulations

        As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, wastewater, gaseous wastes and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively affect the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental laws and regulations applicable to us include the PRC Environmental Protection Law, which became effective in 1989, as amended and promulgated in 2014, the PRC Law on the Prevention and Control of Noise Pollution, which became effective in 1997, the PRC Law on the Prevention and Control of Air Pollution, which became effective in 1988, as amended and promulgated in 1995, 2000 and 2015, the PRC Law on the Prevention and Control of Water Pollution, which became effective in 1984, as amended and promulgated in 1996, 2008 and 2017, the PRC Law on the Prevention and Control of Solid Waste Pollution, which became effective in 1996, as amended and promulgated in 2004, 2013, 2015 and 2016, the PRC Law on Evaluation of Environmental Affects, which became effective in 2003, as amended and promulgated in 2016, the PRC Law on Promotion of Clean Production, which became effective in 2003, as amended and promulgated in 2012, and the Regulations on the Administration of Construction Project Environmental Protection, which became effective in 1998, as amended and promulgated in 2017.

        Some of our PRC subsidiaries are located in Suzhou, China, which is adjacent to Taihu Lake, a nationally renowned and protected body of water. As a result, production at these subsidiaries is subject to the Regulations on the Administration of Taihu Basin, which became effective on 2011, the Regulation of Jiangsu Province on Preventing Water Pollution in Taihu Lake, which became effective in 1996 and was further revised and promulgated in 2007, 2010, 2012 and 2018, and the Implementation Plan of Jiangsu Province on Comprehensive Treatment of Water Environment in Taihu Lake Basin, which was promulgated in February 2009 and amended in 2013. Because of these regulations, the environmental protection requirements imposed on nearby manufacturing projects, especially new projects, have increased noticeably, and Jiangsu Province has stopped approving construction of new manufacturing projects that increase the amount of nitrogen and phosphorus released into Taihu Lake, except for those satisfy certain applicable statutory requirements.

  Admission of Foreign Investment

        The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in June 2017 and became effective on July 28, 2017, the solar power related business is classified as an "encouraged foreign investment industry." Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs of certain self-used equipment and priority consideration in obtaining land use rights provided by certain local governments.

        While the 2004 catalogue only applied to the construction and operation of solar power stations, the 2007 catalogue expanded its application also applies to the production of solar cell manufacturing machines, the production of solar powered air conditioning, heating and drying systems and the manufacture of solar cells, and the 2011 catalogue, the 2015 catalogue and the current 2017 catalogue also cover the manufacture of solar light collector glass and etc.

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

        Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as HNTEs are entitled to a 15% enterprise income tax rate, provided that such HNTEs satisfy other applicable statutory requirements. Another example, enterprises which engage in the business within the Western Catalogue, are entitled to a 15% enterprise income tax rate provided that such enterprise satisfies other applicable statutory requirements.

        Certain of our subsidiaries, such as CSI New Energy Holding, CSI Cells, CSI Luoyang Manufacturing, CSI Changshu Manufacturing and Suzhou Sanysolar, once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5% or 15%, however, some of these benefits expired. In 2017, only Suzhou Sanysolar, CSI Cells, CSI Changshu Manufacturing and Changshu Tlian Co., Ltd., which were qualified as HNTEs, and Canadian Solar Sunenergy (Baotou) Co., Ltd., which engaged in the business within the scope of the Western Catalogue, were benefited from a reduced enterprise income tax rate of 15%, subject to applicable statutory requirements.

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

        Under the Provisional Regulation of the PRC on Value Added Tax amended in 2008, 2016 and 2017 and its implementation rules, which became effective in 2009 and were amended in 2011, all entities and individuals that are engaged in the sale of goods, processing, repairs and replacement services, the sales of services, intangible assets or real estate, and the importation of goods in China are required to pay VAT. Gross proceeds from sales and importation of goods and sales of labor services are generally subject to VAT at a rate of 17%, with exceptions for certain categories of goods that are taxed at a rate of 11%. Gross proceeds from sales of real estate are subject to VAT at a rate of 11%. Gross proceeds from sales of services and intangible assets are generally subject to VAT at a rate of 6%, with exceptions for certain categories of services or intangible assets that are taxed at a rate of 17% or 11%. When engaging in exportation of certain goods or cross-border sales of certain services or intangible assets, the exporter or the seller is entitled to a refund of a portion or all of the VAT that it has already paid or borne.

        In March, 2018, the State Council decided to reduce the VAT rate of industries such as the manufacturing industry from 17% to 16% and the VAT rate of industries such as the transportation, construction and basic telecommunication services and goods such as agricultural products from 11% to 10%.

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

        However, SAFE began to reform the foreign exchange administration system and issued the Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19, on March 30, 2015, which allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and allows a foreign-invested enterprise with a business scope including "investment" to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties).

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

        On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which sets out various measures that relaxes the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation and that tightens genuineness and compliance verification of cross-border transactions and cross-border capital flow.

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

C.    Organizational Structure

        The following table sets out our major subsidiaries, including their place of incorporation and our ownership interest, as of March 31, 2018.

Name of entity	Place of incorporation	Ownership interest
CSI Solartronics (Changshu) Co., Ltd.	PRC	100%
CSI Solar Technologies Inc.	PRC	100%
CSI New Energy Holding Co., Ltd.	PRC	100%
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100%
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100%
CSI Cells Co., Ltd.	PRC	100%
Canadian Solar (USA) Inc.	USA	100%
Canadian Solar Japan K.K.	Japan	100%
Canadian Solar Solutions Inc.	Canada	100%
CSI Solar Power Group Co., Ltd. (formerly named/known as "CSI Solar Power (China) Inc.")	PRC	100%
Canadian Solar EMEA GmbH	Germany	100%
Canadian Solar (Australia) Pty Limited.	Australia	100%
Canadian Solar International Limited	Hong Kong	100%
Canadian Solar O and M (Ontario) Inc.	Canada	100%
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	93.95%
Canadian Solar South East Asia Pte. Ltd.	Singapore	100%
Canadian Solar South Africa (Pty) Ltd.	South Africa	100%
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil	100%
Canadian Solar Middle East Limited	United Arab Emirates	100%
Canadian Solar Construction (USA) LLC	USA	100%
Canadian Solar Projects K.K.	Japan	100%
CSI&GCL Solar Manufacturing (Yan Cheng) Inc.	PRC	80%
Canadian Solar UK Ltd.	United Kingdom	100%
Canadian Solar UK Projects Ltd.	United Kingdom	100%
Changshu Tegu New Material Technology Co., Ltd.	PRC	90%
Changshu Tlian Co., Ltd.	PRC	100%
Canadian Solar Trading (Changshu) Inc.	PRC	100%
Recurrent Energy Group Inc.	USA	100%
Recurrent Energy, LLC	USA	100%
PT. Canadian Solar Indonesia	Indonesia	67%
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam	100%
Canadian Solar Energy Private Limited	India	100%

Name of entity	Place of incorporation	Ownership interest
Canadian Solar MSS (Australia) Pty Ltd (formerly named/known as "Canadian Solar Australia 1 Pty Ltd.")	Australia	100%
Canadian Solar Energy Holding Company Limited	Hong Kong	100%
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.99992%
Canadian Solar Sunenergy (Suzhou) Co., Ltd.	PRC	100%
Canadian Solar Energy Holding Singapore 1 Pte. Ltd.	Singapore	100%
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100%
CSl Cells (Yancheng) Co., Ltd.	PRC	*
CSI Modules (DaFeng) Co., Ltd.	PRC	**

*
CSI Cells holds 3.23% equity rights of CSI Cells (Yancheng) Co., Ltd. A limited partnership fund, of which CSI Cells holds 37.33% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.17% shares as a general partner, holds 96.77% equity rights of CSI Cells (Yancheng) Co., Ltd.

**
CSI Changshu Manufacturing holds 4% equity rights of CSI Modules (DaFeng) Co., Ltd. A limited partnership fund, of which CSI Changshu Manufacturing holds 14.93% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.07% shares as a general partner, holds 96% equity rights of CSI Modules (DaFeng) Co., Ltd.

D.    Property, Plant and Equipment

        The following is a summary of our material properties, including information on our manufacturing facilities and office buildings as of the date of this annual report on Form 20-F:

  •
  CSI Changshu Manufacturing has the land use right to two pieces of land of approximately 40,000 square meters and 180,000 square meters, respectively, in Changshu, on which we have built manufacturing facilities with a total floor area of approximately 164,817 square meters. We have obtained certificates for property ownership for all of CSI Changshu Manufacturing's facilities.

  •
  CSI Luoyang Manufacturing has a land use right to a piece of land of approximately 35,345 square meters in Luoyang (Phase I), on which we have constructed manufacturing facilities. The floor area of Phase I is approximately 6,761 square meters. The certificates for property ownership were granted in June 2008. In 2008, CSI Luoyang Manufacturing obtained the land use right to a piece of land adjacent of approximately 79,685 square meters (Phase II), on which we have constructed manufacturing facilities. The floor area of Phase II is approximately 29,811 square meters. The certificates for property ownership were granted in September 2013. In 2016, CSI Luoyang Manufacturing obtained the land use right to a piece of land of 159,961 square meters (Phase III), on which we have constructed manufacturing facilities with the floor area of approximately 38,955 square meters. We have obtained the certificates for property ownership for Phase III in March 2018.

  •
  CSI Cells has the land use right to a piece of land of approximately 65,661 square meters in Suzhou. We completed the construction of our first solar cell manufacturing facilities on this site in the first quarter of 2007. The Phase I manufacturing facilities have 14,077 square meters, for which we obtained the certificate for property ownership. The Phase II cell manufacturing facilities, with 30,102 square meters of workshop space, were completed in 2009. The Phase III cell manufacturing facilities, with a total floor area of approximately 21,448 square meters of manufacturing and office space, were completed in August 2011. We have passed the required inspection and are in the process of obtaining property ownership certificate from the competent government authority. CSI Cells merged with CSI Solar New Energy (Suzhou) Co., Ltd. in 2012, and obtained the land use right to a piece of land of approximately 10,000 square meters in Suzhou and the certificate for property ownership for approximately 4,833 square meters of floor area.

  •
  The construction of cell manufacturing facilities (Phase I) of CSI&GCL Solar Manufacturing (Yan Cheng) Inc., or CSI&GCL Solar Manufacturing, was completed in Yancheng in 2015. The floor area of Phase I is approximately 26,921 square meters. CSI&GCL Solar Manufacturing currently leases the manufacturing facilities for Phase I but has the right and expects to purchase those facilities and obtain the land use rights between 2018 and 2020. CSI&GCL Solar Manufacturing commenced commercial production in the first quarter of 2016. In 2016, CSI&GCL Solar Manufacturing obtained the land use right to a piece of land of approximately 133,333 square meters (Phase II and Phase III). The construction of Phase II and Phase III cell manufacturing facilities with floor area of approximately 22,121 square meters was completed in 2016 and we are in the process of obtaining the certificates for property ownership for Phase II and Phase III. In 2017, CSI&GCL Solar Manufacturing obtained the land use rights for approximately 33,664 square meters for the construction of Phase IV.

  •
  In Baotou of Inner Mongolia, we lease module manufacturing facilities with a floor space area of 10,190 square meters for a term of two years commencing in November 2016. This module manufacturing facility has commenced operation in the first quarter of 2017. In addition, we have built manufacturing facilities with a floor area of approximately 18,000 square meters on a piece of land of approximately 244,801 square meters to which we do not have obtained yet but plan to obtain the land use right, and the production has commenced in May 2017. We have also started the construction of other facilities producing poly ingots and mono ingots with a floor area of approximately 61,728 square meters on the same land.

  •
  In Suzhou, Canadian Solar Sunenergy (Suzhou) Co., Ltd. has obtained the land use right to a piece of land of approximately 60,000 square meters and owns the module manufacturing facility thereon with a floor area of 28,355 square meters, which commenced production in the first quarter of 2017.

  •
  CSI Cells (Yancheng) Co., Ltd. has obtained the land use right to a piece of land of approximately 133,857 square meters (Phase I) located in National Yancheng Economic Technical Development Zone of Yancheng City, in November 2017, on which the construction of cell manufacturing facilities has started since August 2017. The floor area of cell manufacturing facilities (Phase I) is approximately 63,496 square meters and expected to complete and commence operations by the end of 2018.

  •
  CSI Modules (DaFeng) Co., Ltd. obtained the land use right to a piece of land of 200,006 square meters in Yan-Cheng Da-Feng Economic Development District in 2017. The module production facility of 67,800 square meters (Phase I) is under construction and expected to complete in the fourth quarter of 2018.

  •
  In Taiwan, we lease a plant facility of approximately 20,227 square meters located in Hukou Township of Hsinchu City with a five-year term in December 2017. The production of 200 MW module manufacturing is expected to commence in the second quarter of 2018.

  •
  In Ontario, we lease approximately 14,851 square meters of manufacturing facilities in Guelph, Ontario, Canada for a term of ten years commencing September 1, 2010. We also lease a warehouse of 7,912 square meters and an office building of 1,146 square meters on the same premises as the Guelph, Ontario, Canada manufacturing facilities for the same term.

  •
  In Vietnam, we lease approximately 15,784 square meters of manufacturing facilities in Haiphong City, Vietnam for a term of three years commencing August 1, 2015. The renovation of the facility was completed and production began in the first quarter of 2016.

  •
  In Thailand, Canadian Solar Manufacturing (Thailand) Co., Ltd. purchased 179.2 Rai (286,732 square meters) of land with the ownership certificate obtained. The construction of a cell manufacturing facility with a floor area of 19,139 square meters and a module manufacturing facility with a floor area of 29,723 square meters has been completed. Production of modules began in the third quarter of 2016 and production of cells has begun in April 2017.

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

A.    Operating Results

Factors Affecting Our Results of Operations

        The most significant factors that affect our financial performance and results of operations are:

  •
  solar power products pricing;

  •
  costs of silicon raw materials and solar ingots, wafers and cells relative to the selling prices of modules;

  •
  government subsidies and the availability of financing for solar projects;

  •
  industry and seasonal demand;

  •
  impact of certain of our long-term purchase commitments;

  •
  solar power project development and sale and EPC and development services;

  •
  antidumping and countervailing duty costs and true-up charges; and

  •
  foreign exchange.

Solar Power Products Pricing

        Before 2004, all of our net revenues were generated from sales of specialty solar modules and products. In 2004, we began selling standard solar modules. In 2015, we generated 71.9% of our net revenues from our MSS segment, which primarily comprises the design, development, manufacture and sale of solar power products, solar system kits and O&M services, and 28.1% from our energy segment, which primarily comprises solar power project development and sale, EPC and development services, and operating solar power projects and sales of electricity. In 2016, we generated 96.2% of our net revenues from our MSS segment and 3.8% from our energy segment. In 2017, we generated 80.0% of our net revenues from our MSS segment and 20.0% from our energy segment.

        Our standard solar modules are priced based on the actual flash test result or the nameplate capacity of our modules, expressed in watts-peak. The actual price per watt is affected by overall demand for modules in the solar power market and increasingly by the total power of the module. Higher-powered modules usually command slightly higher prices per watt.

        We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with the customer and the costs of silicon raw materials and solar ingots, wafers and cells. During the first few years of our operations, the average selling price for standard solar modules rose year-over-year across the industry, primarily because of high demand. During the period from 2004 to 2008, the average selling price of our standard solar modules ranged from $3.62 to $4.23. Following a price peak in the third quarter of 2008, the industry-wide average selling price of standard solar modules declined sharply, as market demand declined and competition increased due to the worldwide credit crisis, reduction in government subsidies in certain solar markets and increased manufacturing output. In 2009, the average selling price of our standard solar modules continued to fall, with an average selling price of $1.93 per watt in the fourth quarter of 2009. Since 2009, the average selling price of our standard solar modules has generally continued to fall largely due to an oversupply of solar modules. In 2014 and 2015, the average selling price of our standard solar modules was approximately $0.67 per watt and $0.58 per watt, respectively; and, in 2016 and 2017, it was approximately $0.51 per watt and $0.40 per watt, respectively. We expect the averaging selling price of our standard solar modules to continue to drop, albeit at a moderate rate.

Costs of Silicon Raw Materials and Solar Ingots, Wafers and Cells Relative to the Selling Prices of Modules

        We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component of solar modules. Our solar cells are currently made from mono-crystalline and multi-crystalline solar wafers through multiple manufacturing steps. Solar wafers are the most important material for making solar cells. Solar ingots are the most important material for making solar wafers. If we are unable to procure silicon raw materials and solar ingots, wafers and cells at reduced prices in line with the decreasing selling prices of our solar modules, our revenues and margins could be adversely impacted, either due to higher manufacturing costs than our competitors or write-downs of inventory, or both. Our market share could decline if our competitors are able to offer better pricing than we are.

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

        For a detailed discussion of the impact of the availability and cost of debt or equity for solar power projects and our customers' ability to finance the purchase of our products or to construct solar power projects, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products and services, hamper our expansion and materially affect our results of operations."

Industry and Seasonal Demand

        Our business and revenues depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has only started to grow significantly in the past few years. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power products and services may decline, which may reduce our revenues and earnings." Industry demand is affected by seasonality. Demand tends to be lower in winter, when adverse weather conditions can complicate the installation of solar power systems, thereby decreasing demand for solar modules. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations."

Impact of Certain of Our Long-term Purchase Commitments

        Currently, we acquire a large portion of solar wafers and cells required for our production through purchasing arrangements. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

Solar Power Project Development and Sale and EPC and Development Services

        Revenues generated from our energy segment accounted for 28.1%, 3.8% and 20.0% of our net revenues in 2015, 2016 and 2017, respectively. The majority of these revenues came from the sale of solar power projects and the provision of EPC and development services. We intend to monetize the majority of our current portfolio of solar power projects in operation that have an estimated resale value of approximately $1.5 billion as of February 28, 2018. Our revenues from the energy segment are affected by the timing of the completion and sale of solar power projects. See "Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" for a description of the status of our solar power projects.

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

Antidumping and Countervailing Duty Costs and True-up Charges

        In 2017, we made approximately $7.6 million of cash deposits pursuant to antidumping and countervailing duty rulings in the U.S., of which $7.3 million were charged to our cost of revenues. In addition, we booked the benefits of two reversals of $42.6 million and $15.0 million, primarily associated with prior years' module sales based on the final rates of the third administrative review of Solar 1 and the first administrative review of Solar 2 carried out by the U.S. Department of Commerce, respectively.

        We have been in the past, and may be in the future, subject to antidumping and countervailing duty rulings and orders. In particular, we have been subject to antidumping and countervailing duty rulings in the U.S., the EU and Canada and have, as a result, been party to lengthy proceedings related thereto. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." The U.S., EU and Canada are important markets for us. Ongoing proceedings relating to, and the imposition of any new, antidumping and countervailing duty rulings and orders or safeguard measures in these markets may result in additional costs to us and/or our customers.

Foreign Exchange

        The majority of our sales in 2017 were denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian real, Canadian dollars, Australian dollars and British pounds. The majority of our costs and expenses in 2017 were denominated in Renminbi, primarily related to purchases of solar cells and wafers and silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. The majority of our cash and cash equivalents and restricted cash is denominated in Renminbi. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

Segment Reporting

        We use the management approach to determine operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making decisions, allocating resources and assessing performance. We have identified our chief executive officer as our chief operating decision maker, since he reviews consolidated and segment results when making decisions about allocating resources and assessing performance for us.

        Following our decision to expand our business to include both building and selling and building and operating solar power projects, we operated our business in three principal reportable business segments in 2015: MSS segment, energy development segment and electricity generation segment. Following our decision to terminate our plans to create and spin off a publicly-traded "yieldco" that would hold the majority of our solar power projects in operation, we have operated our business in two principal reportable business segments since 2016:

  •
  MSS Segment, which primarily comprises the design, development, manufacture and sale of solar power products and solar system kits, and O&M services;

  •
  Energy Segment, which primarily comprises solar power project development and sale, EPC and development services, and operating solar power projects and sales of electricity.

Overview of Financial Results

        We evaluate our business using a variety of key financial measures.

Net Revenues

  MSS Segment

        Revenues generated from our MSS segment accounted for 71.9%, 96.2% and 80.0% of our net revenues in 2015, 2016 and 2017, respectively. Our revenues from our MSS segment are affected primarily by average selling prices per watt and unit volumes shipped, both of which depend on product supply and demand.

  Energy Segment

        Revenues generated from our energy segment accounted for 28.1%, 3.8% and 20.0% of our net revenues in 2015, 2016 and 2017, respectively. Our revenues from our energy segment are affected primarily by the timing of the completion and sale of solar power projects. See "Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" for a description of the status of our solar power projects.

        Revenue recognition for our energy segment, especially our solar power projects, is, in many cases, not linear in nature due to the timing of when all relevant revenue recognition criteria have been met. During 2017, we recognized $632.3 million of revenue from the sale of solar power projects using the full accrual method and nil revenue from the percentage-of-completion method. Our revenue recognition policies for the solar power project development are described in "—Critical Accounting Policies—Revenue Recognition."

        Our revenues from sales to customers are recorded net of estimated returns.

Cost of Revenues

  MSS Segment

        The cost of revenues of our MSS segment consists primarily of the costs of:

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

  •
  warranty costs;

  •
  overhead, including utilities, production equipment maintenance, share-based compensation expenses for restricted share units and options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our solar power products;

  •
  depreciation and amortization of manufacturing equipment and facilities, which are increasing as we expand our manufacturing capabilities;

  •
  inventory write-downs;

  •
  depreciation charges relating to under-utilized assets; and

  •
  antidumping and countervailing duty costs and true-up charges.

        Our cost of revenues increased in 2015, decreased in 2016 and increased in 2017, in each instance in line with the change in net revenues for the year.

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

        Effective August 2017, we warrant that, for a period of 25 years, our PERC monocrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from the second year to the 24th year, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of the 25th year, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective August 2017, we warrant that, for a period of 30 years, our Dymond PERC monocrystalline modules will maintain the following performance levels:

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

        We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be subject to unexpected warranty expense that may not be adequately covered by our insurance policies."

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

        Total write-downs of inventory included in our cost of revenue were $23.0 million, $19.5 million and $17.8 million in 2015, 2016 and 2017, respectively.

        On occasion, we enter into firm purchase commitments to acquire materials from our suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for non-performance that is sufficiently large to make performance probable. This disincentive is generally in the form of a take-or-pay provision, which requires us to pay for committed volumes regardless of whether we actually acquire the materials. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same way as that used to value inventory losses. We did not record a loss on firm purchase commitments for the years ended December 31, 2015, 2016 and 2017. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation."

        In 2017, we made approximately $7.6 million of cash deposits pursuant to antidumping and countervailing duty rulings in the U.S., of which $7.3 million were charged to our cost of revenues. In addition, we booked the benefits of two reversals of $42.6 million and $15.0 million, primarily associated with prior years' module sales based on the final rates of the third administrative review of Solar 1 and the first administrative review of Solar 2 carried out by the U.S. Department of Commerce, respectively.

  Energy Segment

        The cost of revenues of our energy segment consists primarily of the costs of:

  •
  acquiring solar power projects;

  •
  acquiring and developing solar project sites, including interconnection fees and permitting costs;

  •
  solar project EPC and development services;

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

        Before commissioning solar power projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price.

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

Operating Expenses

        Our operating expenses include selling expenses, general and administrative expenses, research development expenses and other operating income, net. Our operating expenses increased in 2015, decreased in 2016 and increased in 2017. We expect our operating expenses to increase as our net revenues grow in the future.

  Selling Expenses

        Selling expenses consist primarily of salaries and benefits, transportation and customs expenses for delivery of our products, sales commissions for our sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling expenses increased in 2015, decreased in 2016 and increased in 2017. We expect as we increase our sales volumes in the future, our selling expenses will increase as we hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees and insurance fees. Our general and administrative expenses increased in 2015, 2016 and 2017.

  Research and Development Expenses

        Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. In 2015, 2016 and 2017, our research and development expenses accounted for 0.5%, 0.6% and 0.8%, respectively, of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

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

Share-based Compensation Expenses

        Under our share incentive plan, as of December 31, 2017, we had outstanding:

  •
  369,173 stock options;

  •
  116,500 restricted shares; and

  •
  1,732,047 restricted share units.

        For a description of the stock options, restricted share units and restricted shares granted, including the exercise prices and vesting periods, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation—Share Incentive Plan." We recognize share-based compensation to employees as expenses in our statement of operations based on the fair value of the equity awards on the date of the grant. The compensation expense is recognized over the period in which the recipient is required to provide services in exchange for the equity award.

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

        For the year ended December 31, 2017, we recorded share-based compensation expenses of approximately $9.3 million, compared to approximately $7.8 million for the year ended December 31, 2016. We have allocated these share-based compensation expenses to our cost of revenues, selling expenses, general and administrative expenses and research and development expenses, depending on the job functions of the individuals to whom we granted the options, restricted shares and restricted share units.

        The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amounts and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2015		2016		2017
	(In thousands of $, except for percentages)
Share-based compensation expenses included in:
Cost of revenues	697	11.7%	815	10.5%	958	10.3%
Selling expenses	1,088	18.2%	1,216	15.7%	1,088	11.7%
General and administrative expenses	3,889	65.2%	5,254	67.7%	6,559	70.4%
Research and development expenses	292	4.9%	472	6.1%	709	7.6%

Total share-based compensation expenses	5,966	100.0%	7,757	100.0%	9,314	100.0%

        We expect to incur additional share-based compensation expenses as we expand our operations.

Interest Expense

        Interest expense consists primarily of interest incurred with respect to our short and long-term borrowings from Chinese commercial banks and international banks, short-term commercial paper, and the convertible senior notes issued by us in February 2014.

Gain (Loss) on Change in Fair Value of Derivatives

        We have entered into foreign currency derivatives to hedge part of the risks of our expected cash flows, mainly in Renminbi, Canadian dollars, British pounds and Japanese yen. In 2015, we had a loss on the change in fair value of derivatives of $12.2 million, which included a $3.7 million loss on change in fair value of foreign currency derivatives, a $8.9 million loss on change in fair value of warrants and a $0.4 million gain on change in fair value of interest rate swap/swaption contracts. The warrants were issued in conjunction with the $180 million in financing arranged by Credit Suisse AG, Singapore Branch, or Credit Suisse, in the fourth quarter of 2015. These warrants can be settled in cash at the discretion of the holder and as a result they are derivative liabilities that were recorded at fair value at issuance and are subsequently marked to market at the end of each reporting period. In 2016, we had a gain on the change in fair value of derivatives of $27.3 million, which included a $4.8 million gain on change in fair value of foreign currency derivatives, a $24.5 million gain on change in fair value of warrants and a $2.0 million loss in change in fair value of interest rate swap/swaption contracts. In 2017, we had a loss on the change in fair value of derivatives of $0.3 million, which included a $2.6 million loss on change in fair value of foreign currency derivatives, a $0.7 million gain on change in fair value of warrants and a $1.6 million gain in change in fair value of interest rate swap contracts.

Income Tax Expense

        We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

        We are governed by the CBCA, a federal statute of Canada and are registered to carry on business in Ontario. This subjects us to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rate was 26.5% for each of the years ended 2015, 2016 and 2017.

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. Our major PRC subsidiaries, such as CSI New Energy Holding, CSI Cells, CSI Luoyang Manufacturing, CSI Changshu Manufacturing and Suzhou Sanysolar, once enjoyed preferential tax benefits, such as a reduced enterprise income tax rate of 12.5% or 15%, however, some of these benefits expired. In 2017, only Suzhou Sanysolar, CSI Cells, CSI Changshu Manufacturing and Changshu Tlian Co., Ltd., which were qualified as HNTEs, and Canadian Solar Sunenergy (Baotou) Co., Ltd., which engaged in the business within the scope of the Western Catalogue, were benefited from a reduced enterprise income tax rate of 15%, subject to applicable statutory requirements.

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

        Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider the undistributed earnings of our PRC subsidiaries (approximately $353.4 million as of December 31, 2017) to be indefinitely reinvested in China, and, consequently, we have made no provision for withholding taxes for those amounts.

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

  MSS Segment

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

        As of December 31, 2015, 2016 and 2017, we had inventories of $7.3 million, $5.9 million and $7.1 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered products remain as inventories on our consolidated balance sheets, regardless of whether title has been transferred. In such cases, we recognize revenues, adjust inventories and recognize cost of revenues when payment is collected from customers.

        Our revenues from sales to customers are recorded net of estimated returns.

        We enter into toll manufacturing arrangements in which we receive cells and return finished modules. In such cases, the title of the cells received and risk of loss remains with the seller. As a result, we do not recognize inventory on the consolidated balance sheets. We recognize a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2015, 2016 and 2017, we recognized revenue of $6.8 million, nil and nil, respectively, under the toll manufacturing arrangements.

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

        On occasion we sell an interest in the project assets to a third party with an option to repurchase those assets in the future. We consider that there are continuing involvements in the projects, and thus no profit or revenue is recognized. The transactions are accounted for as financing arrangement or profit-sharing arrangement.

  •
  Financing method. If we determine that it is likely the repurchase option will be exercised, the transactions are accounted for as financing arrangement. All the project assets remain on our consolidated balance sheets. The buyer's shares of earnings in the projects, during each period are reflected as interest expenses with a corresponding increase to the respective financing liabilities. Further distributions from the projects are reflected as a decrease to the financing liabilities. As of December 31, 2016 and 2017, we recorded financing liabilities of $459.3 million and $407.7 million in financing liabilities on the consolidated balance sheet, respectively. The balances had been net of distributions of $1.4 million and $9.6 million as of December 31, 2016 and 2017, respectively.

  •
  Profit-sharing arrangement. If we determine that it is unlikely the repurchase option will be exercised, the transactions are accounted for as profit-sharing arrangement. We reclassify the property and any related existing debt assumed by the buyer to an investment account on its balance sheet and any cash received from the buyer is credited to the investment account. The amount will be recorded in investments in affiliates or other liabilities on the balance sheet depending on whether the amount is a debit or credit. As of December 31, 2016 and 2017, we recorded $4.8 million and $4.8 million, respectively, in other liabilities on the consolidated balance sheet.

        During 2017, we recognized $632.3 million and nil of revenue from the sale of solar power projects using the full accrual method and percentage-of-completion method, respectively.

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

        Electricity revenue is generated primarily from various non-affiliated parties under long-term PPAs and performance-based energy incentives. We recognize electricity revenue when persuasive evidence of an arrangement exists, electricity has been generated and transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

        Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity. We recognize performance-based energy incentives of electricity revenue generated from solar power systems when the condition attached to it has been met and there is reasonable assurance that the grant will be received. During the years ended December 31, 2016 and 2017, we recognized performance-based energy incentives of $22.8 million and $10.9 million, respectively, related to electricity generated and recognized in revenue.

        Certain PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating Leases. Minimum lease payments are recognized over the term of the lease and contingent rents are recorded when the achievement of the contingency becomes probable in accordance with the U.S. GAAP. None of our operating leases have minimum lease payments, so revenue from these contracts is recognized as energy and any related renewable energy attributes are delivered. During the years ended December 31, 2016 and 2017, the total lease income recognized was $6.2 million and $2.5 million, respectively, related to PPAs.

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

        Effective August 2017, we warrant that, for a period of 25 years, our PERC monocrystalline modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;

  •
  from the second year to the 24th year, the actual annual power output decline will be no more than 0.7%; and

  •
  by the end of the 25th year, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective August 2017, we warrant that, for a period of 30 years, our Dymond PERC monocrystalline modules will maintain the following performance levels:

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

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in our consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 or 30 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, we will reclassify that portion of the receivable as being current. The insurance receivable amounts were $56.6 million, $61.9 million and $74.9 million at the end of 2015, 2016 and 2017, respectively, and were included as a component of other non-current assets.

        We made downward adjustments to our accrued warranty costs of $16.9 million and $7.5 million and other non-current assets of $15.2 million and $5.2 million, for the years ended December 31, 2016 and 2017, respectively, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $15.9 million, $9.8 million and $19.8 million are included in cost of revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

Income Taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry-forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. We have recognized a valuation allowance of $56.0 million, $71.5 million and $65.4 million as of December 31, 2015, 2016 and 2017, respectively.

        Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Before 2016, the components of the deferred tax assets and liabilities were individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they did not relate to a specific asset or liability. In 2016, we adopted ASU2015-17 prospectively and did not revise prior periods, and as of December 31, 2016 and 2017, the components of the deferred tax assets and liabilities were all classified as non-current on our consolidated balance sheet.

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

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, (or ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, the FASB updated this standard to ASU 2015-14, the amendments in this ASU defer the effective date of ASU 2014-09, that the ASU should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

        We will adopt ASU 2014-09 in the period beginning from January 1, 2018 using the modified retrospective approach. This approach will be applied to all contracts not complete as of January 1, 2018.

        We expect this adoption to primarily affect certain energy business sales arrangements currently accounted for under ASC 360-20, which requires us to evaluate whether such arrangements have any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, including arrangements with prohibited forms of continuing involvement requiring us to reduce the potential profit on a project sale by the maximum exposure to loss. We anticipate that ASU 2014-09, which supersedes the real estate sales guidance under ASC 360-20, will result in the earlier recognition of revenue and profit. We expect revenue recognition for other sales arrangements, including sales of solar power products, EPC and development services, O&M services and electricity income, to remain materially consistent with the current practice.

        Based on our assessment and best estimates of the effects of adopting ASU 2014-09 at the time of the preparation of this Annual Report on Form 20-F, we expect a cumulative-effect adjustment, $1.3 million increase to the opening balance of retained earnings on January 1, 2018. The cumulative-effective adjustment is primarily due to the recognition of profit associated with projects sold in 2017, which had previously been deferred under ASC 360-20.

        We have substantially completed our evaluation of the impact on accounting policies, disclosures, and internal processes and controls the new standard has on our revenue stream. As part of the adoption, we have modified certain control procedures and processes, although these updates are not expected to have a material effect on our internal controls over financial reporting.

        Additionally, the adoption of ASU 2014-09 will result in increased footnote disclosures, particularly with regard to:

  •
  revenue-related balance sheet accounts and associated activity in the fiscal period,

  •
  disaggregation of revenue into appropriate categories,

  •
  unsatisfied performance obligations,

  •
  the pro-forma impact of changes to our financial statements in the initial year of adoption, and

  •
  qualitative disclosures related to the nature and terms of our sales, timing of the transfer of control and judgments used in the application of the five-step process.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to our consolidated financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on our consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in our consolidated financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). This new guidance requires modified retrospective application and becomes effective for us in the first quarter of 2019, but early adoption is permitted. We are currently evaluating this update to determine the full impact of its adoption on the consolidated financial position, results of operations, cash flows and related disclosures, as well as the impact of adoption on policies, practices and systems. As of December 31, 2017, we have $80.2 million of future minimum operating lease commitments that are not currently recognized on the consolidated balance sheet (see note 23). Therefore, we expect material changes to our consolidated balance sheets.

        In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting., which amends ASC Topic 718, Compensation—Stock Compensation. The objective of this amendment is part of the FASB's Simplification Initiative as it applies to several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The effective date of the amendment is for fiscal years beginning after December 31, 2016 and interim periods within that reporting period. We adopted the ASU for the year ended December 31, 2017 and has already considered the impact on our consolidated financial statements and related disclosures and the effects upon adoption are not material.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326)". The pronouncement changes the impairment model for most financial assets, and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. We do not expect a material impact to our consolidated financial statement upon adoption of this ASU.

        In August 2016, the FASB issued ASU 2016-15 which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. We will adopt this ASU on its effective date of January 1, 2018 and is in the process of evaluating the impact on our consolidated financial statements upon adoption.

        In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 230)—Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU, which is part of the Board's simplification initiative, is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property (IP). For public business entities, the ASU is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted for all entities as of the beginning of a fiscal year for which neither the annual or interim (if applicable) financial statements have been issued or made available for issuance. We are currently evaluating the impact of the adoption this standard on our consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash", which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18 restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. Currently the changes in restricted cash were included in the investing activities in the cash follow statement with the amounts of $(100.9) million, $50.6 million and $(102.0) million for the year of 2015, 2016 and 2017 respectively. We plan to adopt this ASU for the fiscal year beginning from January 1, 2018.

        In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reducing the costs of application, and making the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

        In January 2017, the FASB issued ASU 2017-04, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities that are SEC filers, the guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect the adoption to have a significant impact to our consolidated financial statements.

        In May 2017, the FASB issued ASU 2017-09, "Compensation-Stock Compensation", to provide clarity and reduce complexity on when to apply modification accounting to existing share-based payment awards. The guidance will be applied prospectively. We adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on our consolidated financial statements.

Results of Operations

        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2015		2016		2017
	(in thousands of $, except percentages)
Net revenues	$3,467,626	100.0%	$2,853,078	100.0%	3,390,393	100.0%
MSS segment(1)	2,675,999	77.2%	2,825,270	99.0%	2,850,859	84.1%
Energy segment	975,937	28.1%	106,432	3.8%	677,470	20.0%
Elimination	(184,310)	(5.3)%	(78,624)	(2.8)%	(137,936)	(4.1)%
Cost of revenues	2,890,856	83.4%	2,435,890	85.4%	2,752,795	81.2%
MSS segment	2,278,805	65.7%	2,429,207	85.1%	2,390,686	70.5%
Energy segment	778,050	22.5%	66,955	2.4%	473,453	14.0%
Elimination	(165,999)	(4.8)%	(60,272)	(2.1)%	(111,344)	(3.3)%
Gross profit	576,770	16.6%	417,188	14.6%	637,598	18.8%
MSS segment	397,194	11.5%	396,063	13.8%	460,173	13.6%
Energy segment	197,887	5.7%	39,477	1.4%	204,017	6.0%
Elimination	(18,311)	(0.5)%	(18,352)	(0.6)%	(26,592)	(0.8)%
Operating expenses:
Selling expenses	149,710	4.3%	145,367	5.1%	156,032	4.6%
General and administrative expenses	168,025	4.8%	203,789	7.1%	230,998	6.8%
Research and development expenses	17,056	0.5%	17,407	0.6%	28,777	0.8%
Other operating income, net	(5,392)	(0.1)%	(42,539)	(1.5)%	(47,554)	(1.4)%
Total operating expenses	329,399	9.5%	324,024	11.4%	368,253	10.9%
Income from operations	247,371	7.1%	93,164	3.3%	269,345	7.9%
Other income (expenses)
Interest expense	(54,148)	(1.6)%	(69,723)	(2.4)%	(117,971)	(3.5)%
Interest income	16,831	0.5%	10,236	0.4%	10,477	0.3%
Gain (loss) on change in fair value of derivatives	(12,196)	(0.4)%	27,322	1.0%	(272)	— (2)
Investment income (loss)	2,342	0.1%	(1,532)	(0.1)%	(3,607)	(0.1)%
Foreign exchange gain (loss)	22,882	0.7%	25,406	0.9%	(23,449)	(0.7)%
Gain on repurchase of convertible notes	—	—	2,782	0.1%	—	—
Others	389	0.0%	—	—	—	—
Income before income taxes and equity in earnings (loss) of unconsolidated investees	223,471	6.4%	87,655	3.1%	134,523	4.0%
Income tax expense	(49,512)	(1.4)%	(17,976)	(0.6)%	(40,951)	(1.2)%
Equity in earnings (loss) of unconsolidated investees	(643)	0.0%	(4,404)	(0.2)%	9,411	0.3%
Net income	173,316	5.0%	65,275	2.3%	102,983	3.0%
Less: Net income attributable to non-controlling interests	1,455	0.0%	26	0.0%	3,411	0.1%
Net income attributable to Canadian Solar Inc.	171,861	5.0%	65,249	2.3%	99,572	2.9%

(1)
In 2017, the MSS segment provided O&M services which were previously provided by the energy segment. Net revenues, cost of revenues and gross profit of MSS segment and energy segment for the years ended December 31, 2015 and 2016 have been restated to conform to the current year's presentation.

(2)
Less than 0.1%.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

        Net Revenues.    Our total net revenues increased by $537.3 million, or 18.8%, from $2,853.1 million for the year ended December 31, 2016 to $3,390.4 million for the year ended December 31, 2017. The increase was primarily due to an increase in shipments from our MSS segment (from 5,138 MW to 6,539 MW) and an increase in revenue contribution from the sale of solar power projects, partially offset by a decrease in the average selling price of our solar modules. For the year ended December 31, 2017, Asia contributed 56.8%, the Americas contributed 32.7%, and Europe and others accounted for 10.5% of our net revenues. Our top five customers by revenues collectively accounted for 27.7% of our net revenues for the year ended December 31, 2017.

  •
  MSS Segment.  Revenues generated by our MSS segment increased by $25.6 million, or 0.9%, from $2,825.3 million for the year ended December 31, 2016 to $2,850.9 million for the year ended December 31, 2017. The increase was primarily due to an increase of $800.7 million attributable to a 30.3% increase in shipments of our solar modules, offset by a decrease of $765.6 million attributable to a 22.2% decline in the average selling price of our solar modules.

    Our total solar module shipments recognized in revenue for the year ended December 31, 2017 were 6,893 MW, an increase of 32.5% from 5,204 MW for the year ended December 31, 2016. Shipments to non-European markets increased by 1,744 MW from 4,498.0 MW for the year ended December 31, 2016 to 6,242 MW for the year ended December 31, 2017, primarily to customers in China, the U.S. and India. Shipments to European markets decreased by 54.5 MW from 705.7 MW for the year ended December 31, 2016 to 651.2 MW for the year ended December 31, 2017.

    The average selling price of our solar modules declined from $0.51 for the year ended December 31, 2016 to $0.40 for the year ended December 31, 2017. The decline was primarily due to the supply of solar products exceeding demand and change in the geographic mix of revenues.

  •
  Energy Segment.  Revenues generated from our energy segment increased by $571.0 million, or 536.5%, from $106.4 million for the year ended December 31, 2016 to $677.5 million for the year ended December 31, 2017. This increase was primarily due to an increase of $609.6 million in sales of solar power projects, partially offset by a decrease in electricity revenue of $39.6 million and a decrease of $2.6 million in development service fees.

        Cost of Revenues.    Our total cost of revenues increased by $316.9 million, or 13.0%, from $2,435.9 million for the year ended December 31, 2016 to $2,752.8 million for the year ended December 31, 2017. The increase was primarily due to an increase in shipments of our solar modules and sales of solar power projects, partially offset by lower solar module manufacturing costs. Total cost of revenues as a percentage of total net revenues decreased from 85.4% for the year ended December 31, 2016 to 81.2% for the year ended December 31, 2017.

  •
  MSS Segment.  Cost of revenues incurred by our MSS segment decreased by $38.5 million, or 1.6%, from $2,429.2 million for the year ended December 31, 2016 to $2,390.7 million for the year ended December 31, 2017. The decrease was primarily due to lower module manufacturing costs, lower antidumping and countervailing duty rulings related charges and the $57.6 million reversal of such charges, primarily associated with prior years' module sales based on the final rates of the third administrative review of Solar 1 and the first administrative review of Solar 2, partially offset by an increase in shipments of our solar modules. Our module manufacturing cost in China, including purchased polysilicon, wafers and cells, was $0.32 per watt in December 2017.

    For the year ended December 31, 2017, we made approximately $7.6 million of cash deposits relating to antidumping and countervailing duty rulings in the U.S, of which $7.3 million were charged to our cost of revenues. In addition, we booked the benefits of two reversals of $42.6 million and $15.0 million, primarily associated with prior years' module sales based on the final rates of the third administrative review of Solar 1 and the first administrative review of Solar 2 carried out by the U.S. Department of Commerce, respectively.

  •
  Energy Segment.  Cost of revenues incurred by our energy segment increased by $406.5 million, or 607.1%, from $67.0 million for the year ended December 31, 2016 to $473.5 million for the year ended December 31, 2017. The increase was primarily due to an increase in sales of solar power projects.

        Gross Profit.    As a result of the foregoing, our total gross profit increased by $220.4 million, or 52.8%, from $417.2 million for the year ended December 31, 2016 to $637.6 million for the year ended December 31, 2017. Our total gross margin increased from 14.6% for the year ended December 31, 2016 to 18.8% for the year ended December 31, 2017.

  •
  MSS Segment.  Gross profit for our MSS segment increased by $64.1 million, or 16.2%, from $396.1 million for the year ended December 31, 2016 to $460.2 million for the year ended December 31, 2017, primarily due to an increase in shipments of our solar modules, a decrease in our solar module manufacturing costs and lower antidumping and countervailing duty rulings related charges and the $57.6 million benefit of the two reversals relating to the U.S. antidumping and countervailing duty rulings, partially offset by a decrease in the average selling price of our solar modules. Gross margin increased from 14.0% for the year ended December 31, 2016 to 16.1% for the year ended December 31, 2017, primarily due to a decrease in our solar module manufacturing cost, lower charges and the reversal relating to U.S. antidumping and countervailing duty rulings, partially offset by a decrease in the average selling price of our solar modules.

  •
  Energy Segment.  Gross profit for our energy segment increased by $164.5 million, or 416.8%, from $39.5 million for the year ended December 31, 2016 to $204.0 million for the year ended December 31, 2017, primarily due to an increase in sales of solar power projects, partially offset by a decrease in electricity sale revenue. Gross margin decreased from 37.1% for the year ended December 31, 2016 to 30.1% for the year ended December 31, 2017, primarily due to a lower proportion of high margin electricity revenue in 2017.

        Operating Expenses.    Our operating expenses increased by $44.2 million, or 13.6%, from $324.0 million for the year ended December 31, 2016 to $368.3 million for the year ended December 31, 2017. Operating expenses as a percentage of our total net revenues decreased from 11.4% for the year ended December 31, 2016 to 10.9% for the year ended December 31, 2017.

        Selling Expenses.    Our selling expenses increased by $10.7 million, or 7.3%, from $145.4 million for the year ended December 31, 2016 to $156.0 million for the year ended December 31, 2017. The increase was primarily due to increase of $11.3 million in shipping, handling and storage charges and $1.5 million in professional service expenses, partially offset by a decrease of $3.0 million in rental expenses. Selling expenses as a percentage of our net total revenues decreased from 5.1% for the year ended December 31, 2016 to 4.6% for the year ended December 31, 2017.

        General and Administrative Expenses.    Our general and administrative expenses increased by $27.2 million, or 13.4%, from $203.8 million for the year ended December 31, 2016 to $231.0 million for the year ended December 31, 2017. The increase was primarily due to an increase of $17.5 million in labor costs, $8.6 million provision for the LDK case and $7.0 million in bad debt provision, partially offset by a decrease of $10.8 million in impairment charges. General and administrative expenses as a percentage of our total net revenues decreased from 7.1% for the year ended December 31, 2016 to 6.8% for the year ended December 31, 2017.

        Research and Development Expenses.    Our research and development expenses increased by $11.4 million, or 65.3%, from $17.4 million for the year ended December 31, 2016 to $28.8 million for the year ended December 31, 2017. The increase was primarily due to an increase of $6.3 million in materials consumables and $5.7 million in labor costs. Research and development expenses as a percentage of our total net revenues were 0.6% for the year ended December 31, 2016 and 0.8% for the year ended December 31, 2017.

        Other Operating Income, Net.    Our other operating income, net, increased by $5.0 million, or 11.8%, from $42.5 million for the year ended December 31, 2016 to $47.6 million for the year ended December 31, 2017. The increase was primarily due to a net gain from the sale of certain solar power projects to CSIF in Japan.

        Income from operations.    As a result of the foregoing, income from operations increased by $176.2 million, or 189.1%, from $93.2 million for the year ended December 31, 2016 to $269.3 million for the year ended December 31, 2017.

        Interest Expense, Net.    Our interest expense, net, increased by $48.0 million, or 80.7%, from $59.5 million for the year ended December 31, 2016 to $107.5 million for the year ended December 31, 2017. Interest expense increased by $48.2 million, or 69.2%, from $69.7 million for the year ended December 31, 2016 to $118.0 million for the year ended December 31, 2017. The increase was primarily due to lower capitalized interest and higher debt. Interest income increased by $0.2 million, or 2.4%, from $10.2 million for the year ended December 31, 2016 to $10.5 million for the year ended December 31, 2017.

        Gain/(Loss) on Change in Fair value of Derivatives.    We recorded a loss of $0.3 million on change in fair value of derivatives for the year ended December 31, 2017, compared to a gain of $27.3 million for the year ended December 31, 2016. The loss on change in fair value of derivatives for the year ended December 31, 2017 was due to a loss of $2.6 million on change in fair value of foreign currency derivatives and a gain of $1.6 million on change in fair value of swap and a gain of $0.7 million on change in fair value of warrants. The loss on change in fair value of foreign currency derivatives for the year ended December 31, 2017 was attributable to a loss on foreign currency forward contracts that we purchased to hedge the fluctuation of exchange rates of foreign currencies, including British pounds, Euros and Thailand Baht.

        Foreign Exchange Gain/(Loss).    We recorded a foreign exchange loss of $23.4 million for the year ended December 31, 2017, compared to a foreign exchange gain of $25.4 million for the year ended December 31, 2016. The loss for the year ended December 31, 2017 was primarily due to the appreciation of Canadian dollar and Renminbi against the U.S. dollar.

        Income Tax Expense.    We recorded an income tax expense of $41.0 million for the year ended December 31, 2017, compared to an income tax expense of $18.0 million for the year ended December 31, 2016. The increase in income tax expense in 2017 was primarily due to our higher profit before income tax, more income generated form high tax rate regions, a reduction in deferred tax asset due to effects associated with the U.S. Tax Cuts and Jobs Act, partially offset by a reversal of valuation allowance.

        Equity in Earnings/(Loss) of Unconsolidated Investees.    Our share of the earnings (loss) of unconsolidated investees was net gain of $9.4 million for the year ended December 31, 2017, compared to net loss of $4.4 million for the year ended December 31, 2016.

        Net Income Attributable to Non-Controlling Interest.    The net income attributable to non-controlling interest is the share of net income attributable to the interests of non-controlling shareholders in certain of our subsidiaries in China, Indonesia, Japan and Australia. No net income was generated in connection with the sale of project assets which was attributable to non-controlling interests for the year ended December 31 2017.

        Net Income Attributable to Canadian Solar Inc.    As a result of the foregoing, we recorded net income of $99.6 million for the year ended December 31, 2017, which was an increase of $34.3 million, or 52.6%, compared to our net income of $65.2 million for the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

        Net Revenues.    Our total net revenues decreased by $614.5 million, or 17.7%, from $3,467.6 million for the year ended December 31, 2015 to $2,853.1 million for the year ended December 31, 2016. The decrease was primarily due to a decrease in the average selling price of our solar modules and a decrease in revenue contribution from the sale of solar power projects, partially offset by an increase in shipments from our MSS segment from 4,085 MW for the year ended December 31, 2015 to 5,138 MW for the year ended December 31, 2016. For the year ended December 31, 2016, Europe and others accounted for 14.4% of our net revenues, while the Americas contributed 38.7% and Asia contributed 46.9%. Our top five customers by revenues collectively accounted for 16.9% of our net revenues for the year ended December 31, 2016.

  •
  MSS Segment.  Revenues generated by our MSS segment increased by $149.3 million, or 5.6%, from $2,676.0 million for the year ended December 31, 2015 to $2,825.3 million for the year ended December 31, 2016. The increase was primarily due to an increase of $528.2 million attributable to a 21.2% increase in shipments of our solar modules, partially offset by a decrease of $372.1 million attributable to a 12.3% decline in the average selling price of our solar modules.

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

  •
  Energy Segment.  Revenues generated from our energy segment decreased by $869.5 million, or 89.1%, from $975.9 million for the year ended December 31, 2015 to $106.4 million for the year ended December 31, 2016. This decrease was primarily due to a decrease of $535.3 million in sales of solar power projects and a decrease of $373.9 million in EPC and development service fees. The decrease was partially offset by an increase in electricity revenue of $36.7 million generated from solar power plants in operation.

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

  •
  MSS Segment.  Cost of revenues incurred by our MSS segment increased by $150.4 million, or 6.6%, from $2,278.8 million for the year ended December 31, 2015 to $2,429.2 million for the year ended December 31, 2016. The increase was primarily due to an increase in solar module shipments, partially offset by lower solar module manufacturing costs. Our total manufacturing costs in China, including purchased polysilicon, wafers and cells was $0.33 per watt in December 2016.

    For the year ended December 31, 2016, we made approximately $144.3 million of cash deposits relating to antidumping and countervailing duty rulings in the U.S., of which $132.2 million were charged to our cost of revenues. In addition, we booked a true-up provision of $44.1 million primarily associated with prior years' module sales from China to the U.S following the announcement of the preliminary results of the third administrative review carried out by the U.S. Department of Commerce of the import into the U.S. of Chinese origin solar products using Chinese origin solar cells.

  •
  Energy Segment.  Cost of revenues incurred by our energy segment decreased by $711.1 million, or 91.4%, from $778.1 million for the year ended December 31, 2015 to $67.0 million for the year ended December 31, 2016. The decrease was primarily due to a decrease in sales of solar power projects and a decrease in costs of EPC and development services.

        Gross Profit.    As a result of the foregoing, our total gross profit decreased by $159.6 million, or 27.7%, from $576.8 million for the year ended December 31, 2015 to $417.2 million for the year ended December 31, 2016. Our total gross margin decreased from 16.6% for the year ended December 31, 2015 to 14.6% for the year ended December 31, 2016.

  •
  MSS Segment.  Gross profit for our MSS segment decreased by $1.1 million, or 0.3%, from $397.2 million for the year ended December 31, 2015 to $396.1 million for the year ended December 31, 2016, primarily due to a decrease in the average selling price of our solar modules as well as higher charges relating to U.S. antidumping and countervailing duty rulings, partially offset by an increase in shipments of our solar modules and a decrease in our solar module manufacturing costs. Gross margin decreased from 14.8% for the year ended December 31, 2015 to 14.0% for the year ended December 31, 2016, primarily due to a decrease in the average selling price of our solar modules and higher charges relating to U.S. antidumping and countervailing duty rulings, partially offset by a decrease in our solar module manufacturing costs.

  •
  Energy Segment.  Gross profit for our energy segment decreased by $158.4 million, or 80.1%, from $197.9 million for the year ended December 31, 2015 to $39.5 million for the year ended December 31, 2016, primarily due to a decrease in sales of solar power projects, partially offset by an increase in electricity sale revenue. Gross margin increased from 20.3% for the year ended December 31, 2015 to 37.1% for the year ended December 31, 2016, primarily due to higher margin from the sale of solar power projects in 2016 and from electricity sale by solar power plants in operation.

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

        Our energy segment required increased funding and use of working capital in 2017 and is expected to continue to require significant funding and use of working capital in the future. The time cycles of our solar power project development and operation can vary substantially and take many years. As a result, we may need to make significant up-front investments of resources before the collection of any cash from the sale or operation of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal and other expenses. In addition, we may have to use our existing bank facilities to finance the construction of these solar power projects. Depending on the size and number of solar power projects that we are developing and self-financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our solar power projects which we are self-financing could also impact our liquidity.

        In 2017, we financed our operations primarily through short-term and long-term borrowings As of December 31, 2017, we had $561.7 million in cash and cash equivalents and $628.5 million in restricted cash. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less. In 2017, our restricted cash was mainly used as collateral to secure bank acceptances and borrowings.

        As of March 31, 2018, we had contractual credit facilities with an aggregate limit of approximately $3,282.4 million. In addition, we had non-binding credit facilities of approximately $509.2 million.

        As of March 31, 2018, we had approximately:

  •
  $343.1 million of long-term borrowings (non-current portion), of which $230.7 million was secured by equity, accounts receivable, inventories, project assets and property, plant and equipment, and $991.6 million of long-term borrowings (current portion), of which $921.8 million was secured by equity, accounts receivable, inventories, project assets and property, plant and equipment; and

  •
  $865.9 million of short-term borrowings, of which $519.9 million was secured by restricted cash, accounts receivable, inventories, land use rights, equity, project assets and property, plant and equipment.

        The long-term borrowings (non-current portion) will mature during the period from the second quarter of 2019 to the fourth quarter of 2037 and bear interests ranging from nil to 7.49% per annum. The long-term borrowings (current portion) include $131.7 million with maturity dates in 2018 and $859.9 million with maturity dates ranging from 2018 to the fourth quarter of 2037, which are reclassified as current liabilities because these borrowings are associated with certain solar power projects that are expected to be sold in 2018. The long-term borrowings (current portion) bear interests ranging from nil to 11.25% per annum.

        The short-term borrowings will mature during 2018 through the first quarter of 2019 and bear interest ranging from 1.06% to 10.5% per annum. Our facilities of credit contain no specific extension terms but, historically, we have been able to obtain new short-term borrowings with similar terms shortly before they mature.

        In February 2014, we completed an offering of 3,194,700 common shares and $150 million of 4.25% convertible senior notes. In 2016, we repurchased $22.5 million of the convertible senior notes at weighted average price of $85.43 per $100 par value.

        In May 2015, we closed a £35.0 million ($47.4 million) project financing facility with Investec Bank plc for a portfolio of four operating solar power plants with installed capacities totaling 40.2 MW in the United Kingdom. In May 2016, we refinanced a portfolio of four operating solar power plants with Bayern LB for a non-recourse facility of £36.4 million ($49.2 million) with a term of 17 years. In February 2018, we completed the sale of these solar power plants to Greencoat Solar II LP, or Greencoat Solar, and the project facility was assumed by Greencoat Solar.

        In December 2015, we signed a financing agreement pursuant to which Deutsche Bank AG, Tokyo Branch, agreed to provide a JPY12.0 billion ($106.5 million) senior non-recourse project finance credit facility for the construction of our 48 MWp Kumamoto Mashiki solar power plant in Japan. In December 2016, the facility agreement was amended and restated with a term of three years. The project reached its COD in the first half of 2017 and the construction debt was fully repaid in October 2017.

        In January 2016, we closed on a tax equity investment commitment with GE Energy Financial Services, for the 75 MW Astoria 2 solar power project in California, U.S. Santander Bank was the coordinating lead arranger of a five-member bank club, including NORD/LB, Rabobank, Key Bank and CIT Bank, which provided project-level construction debt, a letter of credit facility and a back-leveraged term loan facility, totaling approximately $180.0 million. The Astoria 2 project has commenced commercial operation. The project-level construction debt was fully repaid and the back-leveraged loan of $64.8 million has an eight-year term. In March 2018, we finalized the sale of Astoria 2 to KEPCO, and the balance of back-leveraged loan was assumed by KEPCO.

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

        In February 2016, we secured a credit facility with Ping An Bank, pursuant to which Ping An Bank agreed to provide up to $300 million to Recurrent for its solar power project development, construction and operation activities. The credit facility has a three-year maturity and $150 million has been drawn as of March 31, 2018.

        In February 2016, we entered into a financing agreement, pursuant to which Goldman Sachs Japan Co., Ltd. agreed to arrange a JPY3.0 billion ($26.6 million) nonrecourse project finance bond with a maturity of 20 years and a fixed coupon rate of 1.4% per annum for the construction of the 10.2 MWp Aomori-Misawa solar power project in Japan. In December 2016, the project reached its COD.

        In July 2016, we entered into a private placement agreement with Prudential Capital Group, pursuant to which, Prudential Capital Group agreed to purchase non-recourse notes with an aggregate principal amount of approximately JPY6.2 billion ($55.0 million). The proceeds from the private placement were used to finance a portfolio of solar power plants with a total design capacity of 21.2 MWp in Japan. The notes were fully repaid in October 2017.

        In September 2016, we completed two issues of commercial paper with total principal amount of RMB900 million ($138.3 million). The commercial paper bears a fixed interest rate ranging from 5.3% to 5.5% per annum, with a tenor of nine months and one year, respectively. We repaid the commercial paper of RMB500 million ($76.8 million) and RMB400 million ($61.5 million) in June 2017 and September 2017, respectively.

        In September 2016, we signed a financing agreement with the Export Development Canada, pursuant to which Export Development Canada agreed to provide bank guarantees or letters of credit of up to $100 million to support our global project development. Royal Bank of Canada and Toronto Branch of China Construction Bank Corporation serve as fronting banks on the facility. In June 2017, we have renewed the agreement with the same terms.

        In September 2016, we obtained a syndicated three-year loan facility for JPY9.6 billion ($85.2 million). Sumitomo Mitsui Banking Corporation acted as the lead arranger and 13 other financial institutions participated. In December 2017, the facility agreement was amended and the facility amount has been increased to JPY9.9 billion ($87.9 million). The loan proceeds have been used to finance solar project development in Japan and for general corporate working capital requirements.

        In December 2016, we secured senior and subordinate non-recourse term loan facilities of JPY14.9 billion ($132.2 million) to finance the construction and operation of a 55 MWp solar power plant in the Yamaguchi prefecture, Japan. The facilities were arranged by Hanwha Asset Management and have a maturity of 17 years.

        In December 2016, we secured non-recourse term loan facilities of £49.3 million ($66.7 million) to refinance a portfolio of ten solar power plants, with total designed capacity of 50 MW in the United Kingdom. National Westminster Bank, a subsidiary of RBS Group, is providing the 18.7-year term facility. In February 2018, we completed the sale of these solar power plants to Greencoat Solar and the facility was assumed by Greencoat Solar.

        In January 2017, we obtained a five-year syndicated credit facility of $210 million. The Siam Commercial Bank Public Company Limited, or SCB, acted as the lead arranger and China Minsheng Banking Corporation Ltd. is one of the lenders. As of March 31, 2018, the proceeds of $62.6 million have been used to finance the construction of our solar cell and module manufacturing facilities in Thailand. Under the same facility agreement, we obtained a total of uncommitted facility of THB4.04 billion ($124.1 million) from SCB to support the operations of our manufacturing company in Thailand.

        In March 2017, we entered into a three-year credit agreement of JPY4.0 billion ($35.5 million) with Sumitomo Mitsui Finance and Leasing Company, Limited, a member of Sumitomo Mitsui Financial Group. The facility received commitments from five finance leasing institutions. As of March 31, 2018, we have used proceeds of JPY580.6 million ($5.2 million) from the facility to expand the development of solar power projects in Japan.

        In April 2017, we completed our second non-recourse project bond placement of JPY5.4 billion ($47.9 million) with Goldman Sachs Japan Co., Ltd. to finance the construction of the 19.05 MWp Gunma Aramaki solar power project in Japan. The project bond has a dual-tenor maturity of 1.5 years and 20.3 years, representing the initial and extended tenor respectively, within a single-tranche of bond. The bond pays a fixed coupon of 1.2875% per annum during the initial tenor and, if extended at our option, 1.3588% per annum thereafter. The project reached commercial operation in December 2017.

        In April 2017, we secured a debt facility of $97 million with Prudential Capital Group and a tax equity investment commitment with U.S. Bancorp Community Development Corporation, to finance our 92 MWp IS 42 solar power project near Fayetteville, North Carolina. In September 2017, the project reached its COD and subsequently we closed the sale of IS 42 project to Falck Renewables S.p.A and the balance of project debt was assumed by the buyer.

        In May 2017, we secured a five-year non-recourse project financing of AUD65 million ($50.8 million) with Bank of Tokyo-Mitsubishi UFJ, Ltd. and Clean Energy Finance Corporation for two solar farm power projects, the 17 MW Longreach project and the 30 MW Oakey project, both in Queensland, Australia. The projects have commenced construction and are expected to reach commercial operation in 2018. In October 2017, we entered into a binding contract with Foresight Solar Fund Limited, or Foresight, pursuant to which Foresight agreed to acquire 49% interests in Longreach and Oakey. The acquisition was completed in the first quarter of 2018.

        In November 2017, we completed our second green project bond placement of JPY7.4 billion ($65.7 million) with Goldman Sachs Japan Co., Ltd. to finance the operation of our 27.3 MWp Tottori solar power project in Japan. The green project bond consists of a dual-tenor maturity of 1.5 years and 18.3 years, representing the initial and extended tenor respectively, within a single-tranche of the bond. The bond pays a fixed coupon of 1.2725% per annum during the initial tenor and, if extended, 1.3113% per annum thereafter.

        In November 2017, we closed a combined construction loan and construction letter of credit facility with KeyBank N.A. for our 28 MWp Gaskell West 1 solar power project. The project reached commercial operation in March 2018. In early 2018, we closed the sale of the project to Southern Power and the outstanding construction loan of $18.6 million was fully repaid.

        In December 2017, we secured a non-recourse 17-year term facility of £41.9 million ($56.7 million) with Bayern LB to refinance a portfolio of ten operating solar power plants, totaling 52.2 MW, in the United Kingdom. In February 2018, we completed the sale of these solar power plants to Greencoat Solar, and the facility was assumed by Greencoat Solar.

        In March 2018, we secured a non-recourse 18.5 year term facility of JPY16 billion ($142.0 million) from Shinsei Bank, Limited to finance the construction of our 53.4 MWp Oita Hijimachi solar power project in Japan. Construction of the project commenced in November 2017 and the project is expected to begin commercial operation in 2019.Although no assurance can be given, we believe that we will be able to fully execute our business plans and to renew substantially all our existing bank borrowings as they become due, if needed. We believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements and to meet our short-term debt obligations and other liabilities and commitments as they become due. As of the date of this annual report, we were in compliance with all material terms of our borrowing agreements.

        Due to market competition, in many cases, we offer credit terms to our customers ranging from 30 days up to 90 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $76.2 million, $90.1 million and $51.7 million as of December 31, 2015, 2016 and 2017, respectively. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase our credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

        The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2015	2016	2017
	(in thousands of $)
Net cash provided by (used in) operating activities	413,658	(278,073)	203,920
Net cash used in investing activities	(999,104)	(1,042,557)	(341,215)
Net cash provided by financing activities	619,483	1,299,823	165,283
Net increase (decrease) in cash and cash equivalents	3,536	(33,119)	49,432
Less: net increase (decrease) in cash and cash equivalents classified within assets held-for-sale at end of period	—	8,921	(1,208)
Cash and cash equivalents at the beginning of the year	549,543	553,079	511,039
Cash and cash equivalents at the end of the year	553,079	511,039	561,679

Operating Activities

        Net cash provided by operating activities was $203.9 million in 2017, compared to net cash used in operating activities of $278.1 million in 2016. The change was primarily due to $37.7 million increase in net income and $399.2 million decrease in net operating assets in 2017.

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

Investing Activities

        Net cash used in investing activities was $341.2 million in 2017, compared to net cash used in investing activities of $1,042.6 million in 2016. The change was primarily due to a decrease of $791.1 million in payments for construction of our solar power systems, partially offset by $152.6 million increase in restricted cash.

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

Financing Activities

        Net cash provided by financing activities was $165.3 million in 2017, compared to net cash provided by financing activities of $1,299.8 million in 2016. The change was primarily due to a decrease of $405.5 million proceeds from borrowings, a decrease of $415.5 million in tax equity contribution payments in the U.S. compared with 2016 and repayment of $139.0 million of short-term commercial paper in China during 2017.

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

        As of December 31, 2017, we had total outstanding credit facilities of $3,963.5 million, of which $591.5 million was undrawn and available. We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the 12 months ending December 31, 2018. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

        As of December 31, 2017, we had outstanding short-term borrowings of $676.8 million with Chinese banks. Between January 1, 2018 and March 31, 2018, we obtained new borrowings of $250.1 million from Chinese banks, including $63.9 million with due dates beyond December 31, 2018. Also, between January 1, 2018 and March 31, 2018, we renewed existing bank facilities of $193.3 million from Chinese banks with due dates beyond December 31, 2018. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings of our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

        We made capital expenditures of $642.8 million, $1,111.5 million and $311.0 million in 2015, 2016 and 2017, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop solar power systems. As of December 31, 2017, our commitments for the purchase of property, plant and equipment were $201.6 million.

Restricted Net Assets

        Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The boards of directors of our PRC subsidiaries determine the staff welfare and bonus reserves. The general reserves are used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of their boards of directors, convert their general reserves into capital. The staff welfare and bonus reserves are used for the collective welfare of the employees of the PRC subsidiaries. In addition to their general reserves, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $396.3 million, $411.9 million and $461.8 million as of December 31, 2015, 2016 and 2017, respectively.

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

        As of December 31, 2017, $353.4 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under PRC GAAP, to a non-distributable general reserve. After making this appropriation, the balance of the undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute their distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

C.    Research and Development

        We have four research and development centers with state-of-the-art equipment: the Center for Solar Cell Research, the Center for Module Development, the Center for System Product and the Center for Photovoltaic Testing and Reliability Analysis. The Center for Solar Cell Research is focused on developing new high efficiency solar cells and advanced solar cell processing technologies. The Center for Module Development is focused on module innovations, developing new module designs for different markets and application. The Center for System Product aims to develop high quality and low cost off-grid products like total kits, energy storage system, as well as smart grid. It also provides system performance evaluation and LCOE benchmarking. The Center for Photovoltaic Testing and Reliability Analysis has been accredited and operating according to ISO/IEC17025 standard since 2009 and is focused on solar module and module components reliability testing and qualification, and solar module performance analysis. It actively participates in and contributes to IEC standard development on solar modules, such as IEC 62804 test method on PID and has been qualified by VDE, CSA, Intertek and TUV Rheinland in their Test Data Acceptance Programs.

        As of December 31, 2017, we had approximately 477 employees engaged in research, product development and engineering.

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

        Going forward, we will focus on the following research and development initiatives which we believe will enhance our competitiveness:

  •
  High efficiency cells.  We have finished commercializing our in-house developed black silicon technology on multi wafers. All our multi cell capacity is converted as at December 31, 2017. This self-developed, wet chemical texturing is a unique, IP-protected and cost effective technology and will significantly increase solar cell efficiency due to advanced light absorption and surface passivation. We are continuously commercializing PERC (passivated emitter and rear cell) technology in order to further increase cell efficiency. Mass production of PERC commenced in our Yancheng facility in March 2016. We are now expanding the technology to include multi crystalline (P4 technology) and using it in our manufacturing sites in Yancheng, Suzhou and Thailand as well. We also have focused research and development initiatives on N-type bifacial cell, PASSCon cell, heterojunction cell, IBC cell and other high efficiency cell designs. With these advanced technologies, we can significantly lower the LCOE (levelized cost of energy) on the system level and improve our products' market competitiveness.

  •
  Solar module manufacturing technologies.  Since the opening of our Center for Photovoltaic Testing and Reliability Analysis, we have focused on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency and reliability. We are the first to convert all our production lines to mass production of five bus-bar cells and modules. We will extend our product competitiveness by commencing volume production of our multi bus-bar cell and modules with higher module wattage in the second quarter of 2018. HDM modules are also being produced and shipped. We have developed new technology for PID-resistant modules, which have received certification by the TUV SUD and the VDE testing and certification institutes. Our black silicon and Quintech module technology has improved the output power. We also started mass production of double-glass modules that are market-leading in yield, cell-to-module power loss and cost, in 2017.

  •
  Power system integration and solar application products.  We began to explore power system integration products and expanded our research and development efforts in solar application products and commercial sales of such products in 2015.

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

F.     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of $)
Short-term debt obligations(1)	2,123,891	2,123,891	—	—	—
Interest related to short-term debt obligations(2)	47,950	47,950	—	—	—
Operating lease obligations	110,660	10,230	16,909	11,854	71,667
Capital lease obligations	110,296	59,340	47,531	3,425	—
Purchase obligations(3)	1,389,411	1,382,763	6,648	—	—
Long-term debt obligations	404,341	—	375,731	18,510	10,100
Interest related to long-term debt obligations(4)	32,508	15,804	13,673	1,903	1,128
Convertible notes(5)	127,500	—	127,500	—	—
Interest related to convertible notes(6)	6,141	5,419	722	—	—
Financing liability	12,243	—	—	12,243	—
Interest related to Financing liability	2,806	582	1,163	1,061	—

Total	4,367,747	3,645,979	589,877	48,996	82,895

(1)
Includes $166.2 million of short-term and long-term borrowings that have been reclassified to liabilities held-for-sale as a result of the reclassification of solar power systems to assets held-for-sale.

(2)
Interest rates range from 0% to 11.25% per annum for short-term debt obligations. For the interest related to the short-term and long-term borrowings that have been reclassified to liabilities held-for-sale, the maturity dates of these borrowings are based on current estimates.

(3)
Includes commitments to purchase property, plant and equipment of $201.6 million and raw materials of $1,187.8 million.

(4)
Interest rates range from 0% to 7.49% per annum for long-term debt obligations.

(5)
Assumes no redemption of convertible notes and none of the convertible notes will be converted into ordinary shares.

(6)
Interest rate is 4.25% per annum on the principal outstanding.

        The above table excludes accrued warranty costs of $55.7 million, liability for uncertain tax positions of $9.3 million, deferred tax liabilities—non-current of $5.6 million and loss contingency accruals of $25.7 million as we are unable to reasonably estimate the timing of future payments of these liabilities. Other long-term liabilities of $38.9 million were also excluded in the above table. For additional information, see the notes to our consolidated financial statements, included herein.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	54	Chairman of the Board, President and Chief Executive Officer
Robert McDermott	76	Lead Independent Director
Lars-Eric Johansson	71	Independent Director
Harry E. Ruda	59	Independent Director
Andrew (Luen Cheung) Wong	60	Independent Director
Huifeng Chang	52	Senior Vice President and Chief Financial Officer
Guangchun Zhang	60	Senior Vice President and Chief Operations Officer
Yan Zhuang	54	Senior Vice President, Chief Commercial Officer and President of Modules and Systems Solutions Business
Arthur (Jian) Chien	57	Senior Vice President, Chief Strategy Officer and
		President of Energy Business
Jianyi Zhang	60	Senior Vice President, General Counsel and Chief Compliance Officer
Guoqiang Xing	54	Senior Vice President and Chief Technology Officer

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

        Dr. Harry E. Ruda has served as an independent director of our company since July 2011. He is the Director of the Centre for Advanced Nanotechnology, the Stanley Meek Chair in Nanotechnology and Professor of Applied Science and Engineering at the University of Toronto, Canada. From 1982 to 1984, he developed one of the first theories for electron transport in selectively doped two dimensional electron gas heterostructures, while working as an IBM post-doctoral fellow. From 1984 to 1989, he was a senior scientist at 3M Corporation, developing some of the first models for electronic transport and optical properties of wide bandgap II-VI semiconductors. Dr. Ruda joined the faculty of the University of Toronto in 1989 in the Materials Science and Engineering and Electrical and Computer Engineering Departments. His research interests focus on the fabrication and modeling of semiconductor nanostructures with applications in the fields of optoelectronics, energy and sensing. Dr. Ruda was one of the founders of a Canadian National Centre of Excellence in Photonics. He has served on the National Science and Engineering Council of Canada and on other government panels, including those of the Department of Energy, Environmental Protection Agency, National Science Foundation in the U.S. and the Royal Academy of Engineering and Engineering Physical Sciences Research Council in the United Kingdom. Dr. Ruda is a Fellow of the Royal Society of Canada, a Fellow of the Institute of Physics, a Fellow of the Institute of Nanotechnology, and a Fellow of the Canadian Academy of Engineering. He obtained his Ph.D. in semiconductor physics from the Massachusetts Institute of Technology in 1982.

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

Duties of Directors

        Under the CBCA, our directors are required to manage, or to supervise the management of, the business and affairs of our company. They have a duty of loyalty to act honestly and in good faith with a view to our best interests. They also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

B.    Compensation of Directors and Executive Officers

Cash Compensation

        We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $5.2 million for 2017. Of this amount, we paid approximately $0.3 million to our four independent directors and approximately $4.9 million to our executive officers. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was approximately $0.1 million in 2017.

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

        In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 plus (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. As of March 31, 2018, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 14,490,000 common shares, of which 566,190 restricted shares, 3,354,543 options, and 4,769,068 restricted share units (in each case net of forfeitures) have been awarded, leaving 5,800,199 common shares available to be issued.

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

Restricted Shares

        The following table summarizes, as of March 31, 2018, the restricted shares granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

Name	Restricted Shares Granted		Restricted Shares Vested	Restricted Shares Forfeited	Date of Grant
Employees
Twelve individuals as a group	330,860		330,860	—	May 30, 2006
Hanbing Zhang(3)	116,500	(4)	116,500	—	July 28, 2006

Employees as a group	447,360		447,360	—
Other Individuals
One individual	2,330	(1)	2,330	—	May 30, 2006
One individual	116,500	(2)	116,500	—	June 30, 2006

Other Individuals as a group	118,830		118,830	—

Total Restricted Shares	566,190		566,190	—

(1)
Vest on accelerated termination.

(2)
Vest over a two-year period from the date of grant.

(3)
The wife of Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer.

(4)
Vest over a four-year period from the date of grant.

Options

        The following table summarizes, as of March 31, 2018, the options granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The options granted to our independent directors vest immediately. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		—	—	20,000	3.18		March 12, 2009	March 11, 2019
	25,000		—	—	25,000	11.33		August 27, 2010	August 26, 2020
	18,779		—	—	18,779	9.33		May 20, 2011	May 19, 2021
Robert McDermott	46,600	(1)	46,600	—	—	15.00	(3)	August 8, 2006	—
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	—
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	—
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	—
	23,300	(2)	23,300	—	—	8.29	(4)	June 7, 2013	—
Lars-Eric Johansson	46,600	(2)	46,600	—	—	15.00	(3)	August 8, 2006	—
	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	—
	23,300	(2)	—	—	23,300	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	23,300	—	—	13.75	(4)	June 29, 2009	—
	23,300	(2)	23,300	—	—	12.09	(4)	September 20, 2010	—
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	—
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	—
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Harry E. Ruda	23,300	(2)	23,300	—	—	8.31	(4)	August 14, 2011	—
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	—
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Directors as a Group	553,079		349,500	—	203,579
Executive Officers:
Yan Zhuang	23,300	(2)	23,300	—	—	7.36		September 24, 2007	—
	23,300	(2)	—	—	23,300	41.75		June 26, 2008	June 25, 2018
	80,000		80,000	—	—	9.37		May 23, 2009	—
	15,000		15,000	—	—	11.33		August 27, 2010	—
	11,268		11,268	—	—	9.33		May 20, 2011	—
Arthur (Jian) Chien	46,600	(1)	46,600	—	—	4.29		August 8, 2006	—
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	—
	46,600		34,950	11,650	—	7.36	(4)	September 24, 2007	—
	20,000		5,000	15,000	—	3.18		March 12, 2009	—
	15,000		—	15,000	—	11.33		August 27, 2010	—
Executive Officers as a Group	304,368		239,418	41,650	23,300

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Employees:
Ten employees as a group	791,035		669,875	121,160	—	2.12		May 30, 2006	—
Twenty-eight employees as a group	126,170		92,968	33,202	—	4.29		May 30, 2006	—
One employee	2,330	(6)	2,330	—	—	4.29		May 30, 2006	—
Two employees as a group	51,260		51,260	—	—	4.29		June 30, 2006	—
One employee	64,075		64,075	—	—	4.29		July 17, 2006	—
Hanbing Zhang(7)	46,600		46,600	—	—	4.29		July 28, 2006	—
One employee	58,250		14,563	—	43,687	12.00	(8)	August 8, 2006	August 7, 2018
Three employees as a group	11,650		9,903	1,747	—	12.00	(8)	August 31, 2006	—
Three employees as a group	79,900		58,250	21,650	—	12.10		March 1, 2007	—
One employee	6,990		1,748	5,242	—	12.10		March 1, 2007	—
Five employees as a group	52,280		5,413	46,867	—	8.21		August 17, 2007	—
Eight employees as a group	39,208		34,376	4,832	—	7.36		September 24, 2007	—
Thirteen employees as a group	193,445		140,113	53,332	—	7.36		September 24, 2007	—
Six employees as a group	36,136		25,000	11,136	—	19.55		February 28, 2008	—
One employee	10,000		—	10,000	—	19.40		March 3, 2008	—
Two employees as a group	18,000		—	18,000	—	20.67		March 31, 2008	—
Two employees as a group	53,300		—	53,300	—	46.28		June 26, 2008	—
Four employees as a group	30,000		5,000	25,000	—	27.88		August 7, 2008	—
Seventy-eight employees as a group	400,200		252,890	132,110	15,200	3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(7)	6,000		—	—	6,000	3.18		March 12, 2009	March 11, 2019
One employee	20,000		20,000	—	—	5.26		March 30, 2009	—
Eighteen employees as a group	59,400		40,600	18,800	—	9.37		May 23, 2009	—
One employee	10,000		—	10,000	—	11.58		May 31, 2009	—
One employee	23,300		23,300	—	—	13.75	(4)	June 29, 2009	—
Seven employees as a group	30,800		13,200	17,600	—	15.18		August 6, 2009	—
Fourteen employees as a group	82,600		60,600	22,000	—	16.10		November 8, 2009	—
One hundred and thirty-one employees as a group	483,600		238,050	239,675	5,875	11.33		August 27, 2010	August 26, 2020
Hanbing Zhang(7)	12,000		—	—	12,000	11.33		August 27, 2010	August 26, 2020
One employee	23,300		23,300	—	—	12.09	(4)	September 20, 2010	—
One employee	100,000		—	100,000	—	15.19		October 8, 2010	—
One hundred and fifty-three employees as a group	236,000		128,450	95,750	11,800	15.24		November 14, 2010	November 13, 2020
Five employees as a group	32,900		24,650	4,200	4,050	13.99		March 5, 2011	March 4, 2021
Seventy-three employees as a group	353,064		193,556	137,094	22,414	9.33		May 20, 2011	May 19, 2021
Hanbing Zhang(7)	7,512		—	—	7,512	9.33		May 20, 2011	May 19, 2021
Five employees as a group	150,000		45,000	105,000	—	8.94		June 1, 2011	—
One employee	23,300		23,300	—	—	9.81	(4)	June 27, 2011	—
One employee	60,688		60,688	—	—	9.52		July 20, 2011	—
Twenty employees as a group	74,000		27,000	44,500	2,500	3.03		November 14, 2011	November 13, 2021
Employees as a group	3,859,293		2,396,058	1,332,197	131,038
Two individuals as a group	11,650		11,650	—	—	15.00	(3)	April 13, 2007	—
Individuals as a group	11,650		11,650	—	—
Total Options	4,728,390		2,996,626	1,373,847	357,917

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

Restricted Share Units

        The following table summarizes, as of March 31, 2018, the restricted share units granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The restricted share units granted on May 8, 2011 vested on the anniversary of the date of grant. The restricted share units granted to our independent directors vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the date of the grant. The other restricted share units granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant.

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011	—
	13,706	(2)	13,706	—	May 20, 2011	—
	75,075	(2)	75,075	—	March 16, 2012	—
	67,024	(2)	67,024	—	March 9, 2013	—
	11,983	(2)	8,987	—	May 4, 2014	May 3, 2024
	8,274	(2)	4,137	—	May 3, 2015	May 2, 2025
	20,216	(2)	5,054	—	July 8, 2016	July 7, 2026
	121,951	(6)	76,220	—	November 6, 2016	November 5, 2026
	22,607	(2)	—	—	May 17, 2017	May 16, 2027
	77,289	(6)	9,662	—	November 5, 2017	November 4, 2027
Robert McDermott	1,020	(5)	1,020	—	July 1, 2014	—
	800	(5)	800	—	October 1, 2014	—
	1,274	(5)	1,274	—	January 1, 2015	—
	880	(5)	—	—	April 1, 2015	March 31, 2025
	993	(5)	—	—	July 1, 2015	June 30, 2025
	1,820	(5)	—	—	October 1, 2015	September 30, 2025
	1,033	(5)	—	—	January 1, 2016	December 31, 2025
	1,572	(5)	—	—	April 1, 2016	March 31, 2026
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027
Lars-Eric Johansson	1,020	(5)	1,020	—	July 1, 2014	—
	800	(5)	800	—	October 1, 2014	—
	1,274	(5)	1,274	—	January 1, 2015	—
	880	(5)	—	—	April 1, 2015	March 31, 2025
	993	(5)	—	—	July 1, 2015	June 30, 2025
	1,820	(5)	—	—	October 1, 2015	September 30, 2025
	1,033	(5)	—	—	January 1, 2016	December 31, 2025
	1,572	(5)	—	—	April 1, 2016	March 31, 2026
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Harry E. Ruda	1,020	(5)	1,020	—	July 1, 2014	—
	800	(5)	800	—	October 1, 2014	—
	1,274	(5)	1,274	—	January 1, 2015	—
	880	(5)	—	—	April 1, 2015	March 31, 2025
	993	(5)	—	—	July 1, 2015	June 30, 2025
	1,820	(5)	—	—	October 1, 2015	September 30, 2025
	1,033	(5)	—	—	January 1, 2016	December 31, 2025
	1,572	(5)	—	—	April 1, 2016	March 31, 2026
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027
Andrew (Luen Cheung) Wong	610	(1)	610	—	August 7, 2014	—
	800	(1)	800	—	October 1, 2014	—
	1,274	(1)	1,274	—	January 1, 2015	—
	880	(1)	880	—	April 1, 2015	—
	993	(1)	993	—	July 1, 2015	—
	1,820	(1)	1,820	—	October 1, 2015	—
	1,033	(1)	1,033	—	January 1, 2016	—
	1,572	(1)	1,572	—	April 1, 2016	—
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027
Directors as a group	520,389		284,283	—
Executive Officers
Huifeng Chang	23,340	(2)	11,670	—	May 8, 2016	May 7, 2026
	13,477	(2)	3,369	—	July 8, 2016	July 7, 2026
	15,072	(2)	—	—	May 17, 2017	May 16, 2027
Guangchun Zhang	80,000	(2)	80,000	—	March 9, 2013	—
	7,262	(2)	5,446	—	May 4, 2014	May 3, 2024
	5,516	(2)	2,758	—	May 3, 2015	May 2, 2025
	13,477	(2)	3,369	—	July 8, 2016	July 7, 2026
	15,072	(2)	—	—	May 17, 2017	May 16, 2027
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011	—
	8,224	(2)	8,224	—	May 20, 2011	—
	45,045	(2)	45,045	—	March 16, 2012	—
	40,214	(2)	40,214	—	March 9, 2013	—
	7,988	(2)	5,991	—	May 4, 2014	May 3, 2024
	5,516	(2)	2,758	—	May 3, 2015	May 2, 2025
	13,477	(2)	3,369	—	July 8, 2016	July 7, 2026
	15,072	(2)	—	—	May 17, 2017	May 16, 2027
Arthur (Jian) Chien	13,445	(2)	6,722	—	June 26, 2015	June 25, 2025
	13,477	(2)	3,369	—	July 8, 2016	July 7, 2026
	15,072	(2)	—	—	May 17, 2017	May 16, 2027
Jianyi Zhang	25,934	(2)	12,967	—	May 8, 2016	May 7, 2026
	13,477	(2)	3,369	—	July 8, 2016	July 7, 2026
	15,072	(2)	—	—	May 17, 2017	May 16, 2027
Guoqiang Xing	5,717	(2)	4,288	—	December 26, 2014	December 25, 2024
	2,758	(2)	1,379	—	May 3, 2015	May 2, 2025
	6,739	(2)	1,685	—	July 8, 2016	July 7, 2026
	3,586	(2)	896	—	May 17, 2017	May 16, 2027
	15,072	(2)	—	—	May 17, 2017	May 16, 2027
Executive Officers as a group	441,665		249,452	—

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Employees
Nine employees as a group	13,844	(1)	10,768	3,076	May 8, 2011	—
One hundred and seventy-four employees as a group	423,801	(2)	291,519	132,282	May 20, 2011	—
One employee	42,868	(2)	42,868	—	July 20, 2011	—
One hundred and forty-eight employees as a group	1,170,089	(2)	814,764	355,325	March 16, 2012	—
Four employees as a group	43,000	(2)	10,500	32,500	May 6, 2012	—
Three employees as a group	30,000	(2)	30,000	—	August 16, 2012	—
Two employees as a group	16,006	(2)	16,006	—	August 17, 2012	—
One hundred and forty-one employees as a group	956,437	(2)	701,711	254,726	March 9, 2013	—
One employee	20,000	(2)	20,000	—	June 16, 2013	—
One employee	2,861	(2)	2,861	—	July 16, 2013	—
One employee	1,952	(2)	488	1,464	July 18, 2013	—
Thirteen employees as a group	19,655	(2)	17,387	2,268	August 10, 2013	—
Seven hundred and forty-eight employees as a group	126,036	(4)	126,036	—	August 11, 2013	—
One employee	10,000	(2)	5,000	5,000	August 17, 2013	—
One employee	20,000	(2)	5,000	15,000	September 3, 2013	—
One employee	1,739	(2)	1,739	—	October 31, 2013	—
Four employees as a group	5,933	(2)	4,362	1,571	November 8, 2013	—
One employee	1,040	(2)	1,040	—	November 25, 2013	—
Hanbing Zhang(3)	1,538	(1)	1,538	—	May 8, 2011	—
	5,482	(2)	5,482	—	May 20, 2011	—
	21,021	(2)	21,021	—	March 16, 2012	—
	18,767	(2)	18,767	—	March 9, 2013	—
	2,796	(2)	2,097	—	May 4, 2014	May 3, 2024
	2,344	(2)	1,172	—	May 3, 2015	May 2, 2025
	4,717	(2)	1,179	—	July 8, 2016	July 7, 2026
	5,275	(2)	—	—	May 17, 2017	May 16, 2027
One hundred and eighty-six employees as a group	207,923	(2)	126,932	52,146	May 4, 2014	May 3, 2024
Three employees as a group	8,574	(2)	2,338	6,236	August 7, 2014	—
Four employees as a group	17,472	(2)	14,244	3,228	August 8, 2014	—
One employee	847	(2)	—	847	September 1, 2014	—
Three employees as a group	2,112	(2)	1,518	594	September 26, 2014	—
Six employees as a group	33,956	(2)	25,254	513	December 26, 2014	December 25, 2024
Ten employees as a group	109,036	(2)	53,812	50,176	January 29, 2015	January 28, 2025
Six employees as a group	68,660	(2)	13,731	54,929	January 30, 2015	—
Two hundred and seven employees as a group	145,901	(2)	65,403	31,692	May 3, 2015	May 2, 2025
Eighty-four employees as a group	81,838	(2)	25,620	43,020	June 15, 2015	June 14, 2025
Three employees as a group	15,535	(2)	7,766	—	June 26, 2015	June 25, 2025
Thirteen employees as a group	56,124	(2)	22,499	17,278	September 25, 2015	September 24, 2025
Nine employees as a group	26,169	(2)	12,948	3,250	December 24, 2015	December 23, 2025
One employee	10,549	(2)	7,912	2,637	April 21, 2016	—
Five employees as a group	16,149	(2)	7,166	—	May 8, 2016	May 7, 2026
Two hundred and thirty-eight employees as a group	443,454	(2)	103,441	54,260	July 8, 2016	July 7, 2026
Twenty-three employees as a group	50,243	(2)	11,723	11,820	August 8, 2016	August 7, 2026
Five employees as a group	23,654	(2)	5,914	—	November 6, 2016	November 5, 2026
Twelve employees as a group	44,903	(2)	8,163	13,957	March 6, 2017	March 5, 2027
Two hundred and ninety-five employees as a group	715,566	(2)	21,540	8,120	May 17, 2017	May 16, 2027
Three employees as a group	12,563	(2)	—	—	August 7, 2017	August 6, 2027
Nine employees as a group	26,012	(2)	—	—	November 5, 2017	November 4, 2027
Three employees as a group	6,524	(2)	—	—	March 11, 2018	March 10, 2028
Employees as a group	5,090,965		2,691,229	1,157,915
Total Restricted Share Units	6,053,019		3,224,964	1,157,915

(1)
Vest over a one-year period from the date of grant.

(2)
Vest over a four-year period from the date of grant.

(3)
The wife of Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer.

(4)
Vest immediately upon the date of grant.

(5)
Vest after three years from the date of grant

(6)
Vest over an eight-quarter period from date of grant.

        Effective June 23, 2014, we have agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson, Harry E. Ruda and Andrew (Luen Cheung) Wong, restricted share units quarterly in advance on the first day of July, October, January and April in each year of service. The number of restricted share units granted quarterly is determined by dividing $30,000 by the average of the closing price of our common shares on each of the five trading days preceding the date of the grant. Each restricted share unit will entitle those directors to receive one of our common shares upon vesting. Except as noted in the table above, these restricted share units vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the grant date. We agree to issue common shares to those directors as soon as practicable, and in any event within 60 days, after the granted restricted share units are vested.

C.    Board Practices

        In 2017, our board of directors held five meetings and passed 60 resolutions by unanimous written consent.

Terms of Directors and Executive Officers

        Our officers are appointed by and serve at the discretion of our board of directors. Our current directors have not been elected to serve for a specific term and, unless re-elected, hold office until the close of our next annual meeting of shareholders or until such time as their successors are elected or appointed.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a research and development committee. It has also established a special committee to consider the Proposed Transaction. For more details on the Proposed Transaction, see "Item 4. Information on the Company—A. History and Development of the Company—Proposed Going-Private Transaction."

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

        In 2017, our audit committee held five meetings, and did not pass any resolution by unanimous written consent.

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

        In 2017, our compensation committee held six meetings and did not pass any resolution by unanimous written consent.

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

        In 2017, our nominating and corporate governance committee held four meetings and did not pass any resolution by unanimous written consent.

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

        Our research and development committee was formed in November 2014. In 2017, it held four meetings and did not pass any resolution by unanimous written consent.

Special Committee

        Our special committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew (Luen Cheung) Wong and is chaired by Mr. McDermott. Each of Messrs. Johansson, McDermott, Ruda and Wong satisfies the "independence" requirements of the Nasdaq corporate governance rules and is disinterested in the Proposed Transaction. The special committee is responsible for, among other things:

  •
  reviewing and assessing the Proposed Transaction;

  •
  considering whether there are alternative transactions to the Proposed Transaction and, if so, reviewing and assessing each alternative transaction; and

  •
  determining whether to pursue the Proposed Transaction or one or more alternative transactions or to maintain our current status quo as a public company and reject the Proposed Transaction or any alternative transaction.

        In 2017, our special committee held two meetings and did not pass any resolution by unanimous written consent.

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

        In 2017, we did not enter into any interested transactions other than those described in this "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

Qualification

        Each of our independent directors is asked to hold common shares and/or restricted share units having a value which is at least five times the director's annual cash retainer and to satisfy this requirement before the later of July 1, 2017 and three years after he or she becomes a director.

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

D.    Employees

        As of December 31, 2015, 2016 and 2017, we had 8,969, 9,724 and 12,129 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2017.

	As of December 31, 2017
	Number of Employees	Percentage of Total
Manufacturing	9,842	81.2%
General and administrative	1,084	8.9%
Research and development	477	3.9%
Sales and marketing	726	6.0%

Total	12,129	100%

        As of December 31, 2017, we had 2,919 employees at our facilities in Suzhou, 2,232 employees at our facilities in Changshu, 2,329 employees at our facilities in Luoyang, 1,488 employees at our facilities in Yancheng, 607 employees at our facilities in Baotou and 2,554 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, South Korea, Hong Kong, India, Indonesia, Thailand, Vietnam, Brazil, United Arab Emirates, South Africa, the Americas and the EU (which includes Germany, Italy, United Kingdom and Spain). Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2018, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

        The calculations in the table below are based on the 58,581,765 common shares outstanding, as of March 31, 2018.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:(2)
Shawn (Xiaohua) Qu(3)	13,775,642	23.5%
Robert McDermott(4)	78,013	*
Lars-Eric Johansson(5)	55,564	*
Harry E. Ruda(6)	26,413	*
Guangchun Zhang(7)	10,332	*
Yan Zhuang(8)	33,813	*
Arthur (Jian) Chien(9)	3,369	*
Huifeng Chang(10)	15,370	*
Jianyi Zhang(11)	18,199	*
Guoqiang Xing(12)	12,620	*
All Directors and Executive Officers as a Group	14,029,335	23.8%
Principal Shareholders
JPMorgan Chase & Co(13)	4,518,282	7.7%

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

(2)
The business address of our directors and executive officers is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.

(3)
Comprises 13,641,892 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu, 89,291 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2018, 44,459 shares issuable upon vesting of restricted share units held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2018.

(4)
Comprises 7,233 common shares directly held by Mr. McDermott and 69,900 common shares issuable upon exercise of options held by Mr. McDermott within 60 days from March 31, 2018, and 880 shares issuable upon vesting of restricted share units held by Mr. McDermott within 60 days from March 31, 2018.

(5)
Comprises 8,084 common shares directly held by Mr. Johansson and 46,600 common shares issuable upon exercise of options held by Mr. Johansson within 60 days from March 31, 2018, and 880 shares issuable upon vesting of restricted share units held by Mr. Johansson within 60 days from March 31, 2018.

(6)
Comprises 2,233 common shares directly held by Mr. Ruda, 23,300 common shares issuable upon exercise of options held by Mr. Ruda within 60 days from March 31, 2018, and 880 shares issuable upon vesting of restricted share units held by Mr. Ruda within 60 days from March 31, 2018.

(7)
Comprises 10,332 common shares issuable upon vesting of restricted shares units held by Mr. Zhang within 60 days from March 31, 2018.

(8)
Comprises 23,300 common shares issuable upon exercise of options held by Mr. Zhuang within 60 days from March 31, 2018, and 10,513 common shares issuable upon vesting of restricted share units held by Mr. Zhuang within 60 days from March 31, 2018.

(9)
Comprises 3,369 common shares issuable upon vesting of restricted shares units held by Mr. Chien within 60 days from March 31, 2018.

(10)
Comprises 8,233 common shares directly held by Mr. Chang and 7,137 shares issuable upon vesting of restricted share units held by Mr. Chang within 60 days from March 31, 2018.

(11)
Comprises 11,062 common shares directly held by Mr. Zhang and 7,137 shares issuable upon vesting of restricted share units held by Mr. Zhang within 60 days from March 31, 2018.

(12)
Comprises 6,270 shares directly held by Mr. Xing and 6,350 shares issuable upon vesting of restricted share units held by Mr. Xing within 60 days from March 31, 2018.

(13)
Represents 4,518,282 common shares of our Company held by JPMorgan Chase & Co, as reported on Schedule 13G filed by JPMorgan Chase & Co on January 5, 2018. The percentage of beneficial ownership was calculated based on the total number of our common shares as of March 31, 2018. The principal business address of JPMorgan Chase & Co is 270 Park Avenue, New York, NY 10017.

        None of our shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F. We are currently not aware that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly and we are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the proposed going private transaction disclosed in "Item 4. Information on the Company—History and Development of the Company."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.    Related Party Transactions

Guarantees and Loans

        Dr. Shawn Qu, our Chairman, President and Chief Executive Officer, fully guaranteed one-year loan facilities from Chinese commercial banks of RMB896 million, RMB896 million and RMB1,346 million in 2015, 2016 and 2017, respectively. Amounts drawn down from the facilities as at December 31, 2015, 2016 and 2017 were $78.2 million, $79.6million and $135.2 million, respectively.

        Dr. Shawn Qu fully guaranteed a three-year $150 million loan facility from Chinese commercial banks in 2015. The facility was fully drawn down as at December 31, 2016 and 2017.

        Recurrent entered into buyer payment guaranties with a third party supplier in connection with certain solar module supply agreements of Tranquillity and Garland, our 49% owned affiliates, pursuant to which Recurrent unconditionally guaranteed to the third party supplier the timely payment in full when due and other payment obligations of Tranquillity and Garland required under the solar module supply agreements. As of December 31, 2017, the payable balances due by Tranquillity and Garland was nil.

Sales and purchase contracts with affiliates

        In 2017, we sold 13 solar power projects to CSIF, our 14.76% owned affiliate in Japan, in the amount of JPY18,426.8 million ($163.2 million) recorded in revenue and JPY3,148.6 million ($27.9 million) recorded in other operating income, provided asset management service to CSIF in the amount of JPY303.8 million ($2.7 million), provided O&M service to CSIF in the amount of JPY32.1 million ($0.3 million).

        In 2017, we sold solar power products to Gaochuangte in the amount of RMB11.4 million ($1.6 million), before Gaochuangte became our 80% owned subsidiary.

        In 2017, we incurred costs of RMB44.3 million ($6.4 million) to Gaochuangte for EPC services related to our solar power projects.

        In 2017, we purchased raw materials from Suzhou iSilver Materials Co., Ltd. in the amount of RMB332.0 million ($49.1 million), purchased equipment from Suzhou Kzone Equipment Technology Co., Ltd in the amount of RMB29.7 million ($4.4 million).

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

Legal and Administrative Proceedings

Class Action Lawsuits

        In January 2015, the plaintiff in a class action lawsuit filed against us and certain of our executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Court dismissed our application for leave to appeal and the class action is at the merits stage. We believe the Ontario action is without merit and we are defending it vigorously.

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

        On May 19, 2016, we received a copy of a bill of complaint from Xinyu Intermediate Court, in which LDK's receiver applied to the court for an order to revoke the 2015 Settlement Agreement pursuant to PRC bankruptcy law, and requested us to pay an amount that had been waived by LDK under the 2015 Settlement Agreement. In May 2017, the Xinyu Intermediate Court made a judgment in favor of LDK's receiver, revoking the 2015 Settlement Agreement and requiring CSI Cells to pay RMB58.5 million to LDK's receiver and bear court expenses at RMB0.8 million. We recorded a $8.6 million provision in the first quarter of 2017 and CSI Cells appealed the judgment. In November 2017, the Jiangxi High People's Court, or Jiangxi High Court, dismissed CSI Cells' appeal and upheld the original judgment. CSI Cells then appealed this judgment to the Supreme People's Court of The People's Republic of China, or the Supreme Court. In January 2018, the Supreme Court put CSI Cells' appeal on record pending examination. To date, no decision has been made by the Supreme Court. In March 2018, LDK's receiver applied to the Xinyu Intermediate Court for compulsory execution of its judgment. The Xinyu Intermediate Court has accepted the LDK receiver's application, and the execution procedure is currently in progress.

U.S. Antidumping and Countervailing Duty Proceedings

  Solar 1

        On October 9, 2012, the United States Department of Commerce, or USDOC, issued final affirmative determinations with respect to its antidumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, determined that imports of CSPV cells had caused material injury to the U.S. CSPV industry. This decision was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit (Federal Circuit).

        As a result of these determinations, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules, the rates of which applicable to our company were 13.94% (antidumping duty) and 15.24% (countervailing duty), respectively. We paid all the cash deposits due under these determinations. Several parties challenged the determinations of the USITC in appeals to the CIT. On August 7, 2015, the CIT sustained the USITC's final determination and on January 22, 2018, the Federal Circuit upheld the CIT's decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The first administrative reviews were concluded on July 14, 2015, when the USDOC published its final results of the first administrative reviews of the antidumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to us were revised to 9.67% (antidumping duty) and 20.94% (countervailing duty), respectively. The rates at which duties will be assessed and payable for the reviewed periods were appealed to the CIT. The CIT affirmed the USDOC's remand determination as to the final results of the countervailing duty review, and no change was made to our countervailing duty rate. This decision has not been appealed to the Federal Circuit. The CIT likewise affirmed USDOC's remand determination as to the final results of the antidumping duty review, and no change was made to our antidumping duty rate. The CIT's decision affirming USDOC's determination on the antidumping duty rate has now been appealed to the Federal Circuit, with a decision expected in late 2018 or 2019.

        The second administrative reviews were concluded in June 2016 (antidumping duty) and July 2016 (countervailing duty) when the USDOC published the final results of the second administrative reviews of the antidumping and countervailing duty orders on CSPV cells. Due to these decisions, the antidumping duty rate applicable to us was reduced to 8.52% (from 9.67%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. There is no ongoing litigation related to the countervailing duty rate. The antidumping duty rates at which duties will be assessed and payable for the reviewed period are subject to ongoing litigation at the CIT, including remand proceedings before USDOC in which the agency has announced no change to the antidumping duty rate at this time. Further decisions on these appeals are expected later in 2018.

        The third administrative reviews were concluded in June 2017 (antidumping duty) and July 2017 (countervailing duty) when the USDOC published the final results of the third administrative reviews of the antidumping and countervailing duty orders on CSPV cells. As result of these decisions, the duty rates applicable to us were changed to 13.07% (from 8.52%) (antidumping duty) and 18.30% (from 20.94%) (countervailing duty). The rates at which duties will be assessed and payable for the reviewed period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until late 2018 or 2019.

        The fourth and fifth of these reviews are ongoing and are expected to conclude in mid-2018 and mid-2019, respectively. The preliminary countervailing duty results of the fourth administrative review estimate a reduced countervailing duty rate of 13.72% (from 18.30%). We are vigorously contesting the preliminary results in the final phase of this administrative review. We are not subject to the fourth administrative review of the antidumping duty order. Therefore our antidumping duty rate will remain at 13.07%.

        We were just selected for individual review in the fifth administrative review of the countervailing duty order. The final results of this review and the fourth administrative review of the countervailing duty order and the fifth administrative review of the antidumping duty order may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S.

  Solar 2

        On December 31, 2013, SolarWorld US filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also alleged that Taiwanese producers of certain CSPV cells and modules dumped their products into the United States. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 orders described above. We were identified as one of a number of Chinese producers exporting the subject goods to the U.S. market.

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

        On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, we are required to pay cash deposits on these CSPV products, the rates of which applicable to our Chinese CSPV products subject to Solar 2 orders were 30.06% (antidumping duty) and 38.43% (countervailing duty), respectively. The cash deposit rate applicable to our Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. We paid all the cash deposits due under these determinations.

        The countervailing duty rate applicable to us was challenged at the CIT and we were a party to these proceedings. In September 2017, the CIT sustained USDOC's CVD remand determination, which reduced Canadian Solar's CVD rate from 38.43% to 33.58%. The case has not been further appealed and, thus, the decision is final. Canadian Solar and other interested parties also appealed the scope of the Solar 2 antidumping and countervailing orders determined by Commerce to the CIT. The CIT affirmed Commerce's scope determinations on July 21, 2017. That decision has been appealed to the Federal Circuit, and a decision is expected later in 2018.

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The first administrative reviews for both the Chinese and Taiwanese orders of Solar 2 were concluded in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order), respectively, when the USDOC published the final results. Because we were not subject to the first administrative reviews of the Chinese orders of Solar 2, our duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products subject to Solar 2 orders during the period of the first administrative review. For our imports of Taiwanese CSPV products subject to the Solar 2 orders, DOC calculated antidumping duty rates ranging from 3.56% to 4.20%.

        The second administrative reviews for both the Chinese and Taiwanese orders of Solar 2 are expected to conclude in mid-2018. We are not subject to the second reviews of the Chinese orders of Solar 2, meaning that there will be no change in the duty rates applicable to us in that proceeding. The USDOC's preliminary results of the second review of the Taiwanese order of Solar 2 calculated an antidumping margin of 1.07% for us. The final results for the Taiwanese order of Solar 2 will set a new cash deposit rate, which may differ from the cash deposit rates applicable to us. These duties could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S.

        The third administrative reviews for both the Chinese and Taiwanese orders of Solar 2 are ongoing and are expected to conclude in mid-2019.

  Section 201

        On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by SolarWorld Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the United States in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

        On January 23, 2018, the President of the United States imposed a safeguard measure on imports of CSPV cells, whether or not partially or fully assembled into other products such as modules, consisting of (1) a tariff-rate quota for four years on imports of CSPV cells not partially or fully assembled into other products, with (a) an in-quota quantity of 2.5 gigawatts, and (b) a tariff rate applicable to over-quota CSPV cells of 30%, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year; and (2) a 30% tariff for four years on CSPV modules, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year. This safeguard measure, which became effective on February 7, 2018, applies to CSPV products imported from all countries, except for certain developing country members of the World Trade Organization.

        The safeguard measure may be amended or eliminated during the mid-term review, which should take place in 2020, as required by U.S. law. The President may then reduce, modify, or terminate the action taken if the President determines that: (1) the domestic industry has made a positive adjustment to import competition; (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition; or (3) the effectiveness of the safeguard action has been impaired by changed economic circumstances.

        On February 9, 2018, Canadian Solar and two other manufacturers and exporters of CSPV modules from Canada challenged the applicability of the safeguard measure to U.S. imports of CSPV modules from Canada. The Canadian parties applied to the CIT for a temporary restraining order and preliminary injunction (TRO/PI) to halt the imposition of the 30% tariff on CSPV modules imported from Canada. The CIT denied the application, and the Canadian parties have appealed this decision to the Federal Circuit.

European Antidumping and Anti-Subsidy Investigations

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an antidumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. On December 6, 2013, the EU imposed definitive antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China.

        On February 28, 2014, we filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive antidumping measures and of the regulation imposing the definitive countervailing measures (case T-162/14 and joined cases T-158/14, T-161/14, and T-163/14). The General Court rejected these actions for annulment. On May 8, 2017, we appealed the judgements of the General Court before the Court of Justice of the EU (cases C-236/17 and C-237/17). The appeals are pending.

        On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On March 3, 2017, the European Commission extended the antidumping and countervailing measures for 18 months on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On September 16, 2017, the European Commission amended the form of the antidumping and countervailing measures for certain Chinese exporters (but not for Canadian Solar).

        On March 13, 2018, the European Commission published notices of expiry of the antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The notices provide that the measures will expire on September 3, 2018, unless the EU industry (successfully) requests the European Commission to initiate expiry (sunset) reviews by June 3, 2018.

Canadian Antidumping and Countervailing Duties Investigation

        On June 3, 2015, the Canada Border Services Agency released final determinations of dumping and subsidization which found dumping calculated by way of a Ministerial Specification based on a Non Market Economy finding applicable to all cooperative exporters and ascertained a Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal determined that a Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. We do not believe the imposition of these duties will have a material negative effect upon our results of operations because we have significant module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve our Canadian business.

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

B.    Significant Changes

        Between January 1, 2018 and March 31, 2018, an additional 73,824 restricted share units granted under the Plan vested.

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

	Trading Price
	High	Low
	$	$
Annual Highs and Lows
2013	33.25	3.12
2014	44.50	20.64
2015	40.08	14.16
2016	28.80	10.25
2017	19.09	10.86
Quarterly Highs and Lows
First Quarter 2016	28.80	15.62
Second Quarter 2016	19.65	13.56
Third Quarter 2016	16.16	11.72
Fourth Quarter 2016	15.95	10.25
First Quarter 2017	15.85	10.86
Second Quarter 2017	16.38	12.07
Third Quarter 2017	18.12	14.84
Fourth Quarter 2017	19.09	15.42
First Quarter 2018	17.60	14.45
Monthly Highs and Lows
2017
October	17.66	15.42
November	19.09	16.70
December	18.40	16.04
2018
January	17.47	15.21
February	15.97	14.45
March	17.60	15.33
April (through April 23)	16.70	15.49

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

United States Federal Income Taxation

        The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our common shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. Except as explicitly described below, this discussion does not address any reporting obligations that may be applicable to persons holding common shares through a bank, financial institution or other entity, or a branch thereof located, organized or resident outside the United States.

        This discussion applies only to a United States Holder (as defined below) that holds common shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

  •
  banks and certain other financial institutions;

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

  •
  persons that actually or constructively own common shares representing 10% or more of our voting power or value;

  •
  persons who acquired common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

  •
  partnerships or other pass-through entities, or persons holding common shares through such entities;

  •
  persons required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement; or

  •
  persons that held, directly, indirectly or by attribution, common shares or other ownership interest in us prior to our initial public offering.

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

        Under a published IRS Notice, common shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our common shares are. In addition, we may be eligible for the benefits of the income tax treaty between the United States and Canada, or, if we are treated as a PRC resident enterprise under the PRC tax law (see "—People's Republic of China Taxation") then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our common shares would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

Passive Foreign Investment Company

        Based on the current value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2017. However, because our PFIC status for our current taxable year ending December 31, 2018 or any future taxable year may depend, in part, on the manner in which we operate our renewable energy generation assets, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2018 or any future taxable year. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

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

        Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of the common shares from time to time, which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach (including, if relevant, any approach taken with respect to our market capitalization) is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles.

        If we are a PFIC for any taxable year during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, unless we were to cease to be a PFIC and you make a "deemed sale" election with respect to the common shares. If such election is made, you will be deemed to have sold the common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your common shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any "excess distribution" you receive from us or any gain from an actual sale or other disposition of the common shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

        If we are a PFIC for any taxable year during which you hold common shares, then, unless you make a "mark-to-market" election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any "excess distribution" that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the common shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these rules:

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

        If we are a PFIC for any taxable year during which you hold common shares and any of our non-United States subsidiaries or other corporate entities in which we directly or indirectly own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower-tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

        If we are a PFIC for any taxable year during which you hold common shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the common shares as ordinary income under a mark-to-market method, provided that the common shares constitute "marketable stock." Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our common shares are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, as long as the common shares are regularly traded, and you are a holder of common shares, we expect that the mark-to-market election would be available to you, if we became a PFIC but no assurances are given in this regard.

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

Information with Respect to Foreign Financial Assets

        United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which your common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all "specified foreign financial assets" (as defined in the Code) does not exceed $50,000.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        The majority of our sales in 2017 are denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian real and Canadian dollars, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. From time to time, we enter into loan arrangements with Chinese commercial banks that are denominated primarily in Renminbi or U.S. dollars. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates, particularly between the U.S. dollar, Renminbi, Canadian dollar, Euros, British pounds and Japanese yen, may result in fluctuations in foreign exchange gains or losses. We recorded a foreign exchange gain of $22.9 million in 2015, recorded a foreign exchange gain $25.4 million in 2016 and incurred a foreign exchange loss of $23.4 million in 2017. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. The depreciation of U.S. dollar against Renminbi for our accounts receivable was the chief reason for our foreign exchange loss in 2017. As of December 31, 2017, we held $358.1 million in accounts receivable, most of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, assuming all denominated in U.S. dollar, into Renminbi at RMB6.5063 for $1.00, the noon buying rate as of December 31, 2017, our accounts receivable would have been RMB2,329.8 million as of December 31, 2017. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.8557 to $1.00, we would record a loss of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB2,096.9 million. These amounts would therefore reflect a theoretical loss of RMB233.0 million for our accounts receivable as of December 31, 2017. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. We incurred a loss on change in foreign currency derivatives of $3.7 million in 2015, a gain on change in foreign currency derivatives of $4.8 million in 2016 and a loss on change in foreign currency derivatives of $2.6 million in 2017. The gains or losses on change in foreign currency derivatives are related to our hedging program.

        As of December 31, 2017, we had forward contracts of the U.S. dollar against the Renminbi with notional amount of $415.0 million outstanding. Assuming a 10.0% appreciation of the U.S. dollar against the Renminbi, the mark-to-market gain of our outstanding forward contracts of the U.S. dollar against the Renminbi would have decreased by approximately $41.5 million.

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

        None of these events occurred in any of the years ended December 31, 2015, 2016 and 2017.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

        Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2017, has also audited the effectiveness of internal control over financial reporting as of December 31, 2017.

Report of the Independent Registered Public Accounting Firm

        To the shareholders and the Board of Directors of Canadian Solar Inc.

  Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 26, 2018, expressed an unqualified opinion on those financial statements.

  Basis for Opinion

        The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

  Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  /s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
  Shanghai, China
  April 26, 2018

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

	For the Years Ended December 31,
	2016	2017
Audit fees(1)	$1,934,196	$1,791,044
Audit related fees(2)	$1,070,261	$869,158
Tax fees(3)	$183,939	$332,898
All other fees(4)	—	474,442

(1)
"Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.

(2)
"Audit related fees" represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with bond and equity offerings, statutory audits of our subsidiary companies, quarterly reviews and other related services. In 2016, "Audit related fees" included approximately $0.7 million for the statutory audits of our subsidiary companies. In 2017, "Audit related fees" included approximately $0.4 million for the statutory audits of our subsidiary companies.

(3)
"Tax fees" of 2016 and 2017 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4)
"All other fees", refers to the consulting service for SAP consulting service.

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
2.1
Registrant's Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-138144), as amended, initially filed with the Commission on October 23, 2006)
4.1
Amended and Restated Share Incentive Plan of the Registrant, effective on May 8, 2011 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2016 (File No. 001-33107), initially filed with the SEC on April 27, 2017)
4.2
Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33107), as amended, initially filed with the SEC on June 8, 2009)
4.3
Employment Agreement between the Registrant and Dr. Shawn Qu (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-138144), as amended, initially filed with the SEC on October 23, 2006)
4.4
Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33107), as amended, initially filed with the SEC on May 17, 2011)
4.5
Indenture, dated as of February 18, 2014, between the Registrant and The Bank of New York Mellon, as the trustee (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2013 (File No. 001-33107), as amended, initially filed with the SEC on April 28, 2014)
4.6
Purchase and Sale Agreement by and among Sharp Corporation, Sharp US Holding Inc., Canadian Solar Energy Acquisition Co. and Canadian Solar Inc., dated as of February 3, 2015 (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-33107), as amended, initially filed with the SEC on April 23, 2015)
4.7†
Silicon Wafer Purchase Contract between CSI Cells Co., Ltd., CSI&GCL Solar Manufacturing (Yan Cheng) Inc. and Canadian Solar Manufacturing (Luoyang) Inc., and GCL-Poly (Suzhou) Energy Limited, dated January 29, 2016 (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended December 31, 2015 (File No. 001-33107), as amended, initially filed with the SEC on April 20, 2016)

Exhibit Number	Description of Document
8.1*	List of Major Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101*
Financial information from registrant for the year ended December 31, 2016 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2015, 2016 and 2017; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2016 and 2017; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

*
Filed herewith.

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

Date: April 26, 2018

CANADIAN SOLAR INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, the related notes and the financial statement schedule included as Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China
April 26, 2018
We have served as the Company's auditor since 2006.

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2017
	(In Thousands of U.S. Dollars, except share data)
ASSETS
Current assets:
Cash and cash equivalents, including consolidated variable interest entities of $4,066 and $33,993 as of December 31, 2016 and 2017, respectively	511,039	561,679
Restricted cash—current, including consolidated variable interest entities of $25,958 and nil as of December 31, 2016 and 2017, respectively	487,516	617,761
Accounts receivable trade, net of allowance of $26,119 and $32,941 as of December 31, 2016 and 2017, respectively, including consolidated variable interest entities of nil and $2,787 as of December 31, 2016 and 2017, respectively	400,251	358,091
Accounts receivable, unbilled	3,425	1,253
Amounts due from related parties	19,082	26,102
Inventories	295,371	346,092
Value added tax recoverable, including consolidated variable interest entities of nil and $4,772 as of December 31, 2016 and 2017, respectively	55,680	94,503
Advances to suppliers—current, net of allowance of $6,482 and $5,705 as of December 31, 2016 and 2017, respectively, including consolidated variable interest entities of nil and $16 as of December 31, 2016 and 2017, respectively	29,312	61,399
Derivative assets—current	12,270	16,200
Project assets—current, including consolidated variable interest entities of $114,440 and $171,898 as of December 31, 2016 and 2017, respectively	1,317,902	1,523,342
Assets held-for-sale	392,089	182,797
Prepaid expenses and other current assets, including consolidated variable interest entities of $2,249 and $12,605 as of December 31, 2016 and 2017, respectively	266,826	296,084

Total current assets	3,790,763	4,085,303
Restricted cash—non-current	9,145	10,695
Property, plant and equipment, net	462,345	747,235
Solar power systems, net	112,062	63,964
Deferred tax assets—non-current	229,980	131,796
Advances to suppliers—non-current, net of allowance of $13,045 and $13,057 as of December 31, 2016 and 2017, respectively	54,080	38,325
Prepaid land use rights, including consolidated variable interest entities of $689 and $22,927 as of December 31, 2016 and 2017, respectively	48,651	78,649
Investments in affiliates	368,459	414,215
Intangible assets, net	8,422	10,986
Goodwill	7,617	6,248
Derivative assets—non-current	15,446	10,911
Project assets—non-current	182,391	148,170
Other non-current assets, including consolidated variable interest entities of $5,834 and $2,708 as of December 31, 2016 and 2017, respectively	117,245	143,130

TOTAL ASSETS	5,406,606	5,889,627

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings, including consolidated variable interest entities of $69,811 and $214,128 as of December 31, 2016 and 2017, respectively	1,600,033	1,957,755
Accounts payable, including consolidated variable interest entities of $29,813 and -nil as of December 31, 2016 and 2017, respectively	440,116	402,964
Short-term notes payable	296,663	572,631
Amounts due to related parties, including consolidated variable interest entities of nil and $272 as of December 31, 2016 and 2017, respectively	19,912	6,023
Other payables, including consolidated variable interest entities of $22 and nil as of December 31, 2016 and 2017, respectively	223,584	315,321
Short-term commercial paper	131,432	—
Advances from customers	90,101	51,739
Derivative liabilities—current	9,625	6,121
Liabilities held-for-sale	279,272	185,872
Financing liabilities—current	459,258	407,683
Other current liabilities, including consolidated variable interest entities of nil and $7,863 as of December 31, 2016 and 2017, respectively	171,070	201,903

Total current liabilities	3,721,066	4,108,012
Accrued warranty costs	61,139	55,659
Convertible notes	125,569	126,476
Long-term borrowings	493,455	404,341
Derivative liabilities—non-current	—	359
Liability for uncertain tax positions	8,431	9,264
Deferred tax liabilities—non-current	23,348	5,562
Loss contingency accruals	22,654	25,682
Financing liabilities—non-current	—	12,243
Other non-current liabilities, including consolidated variable interest entities of nil and $6,777 as of December 31, 2016 and 2017, respectively	51,554	82,254

TOTAL LIABILITIES	4,507,216	4,829,852

Commitments and contingencies (Note 23)
Equity:
Common shares—no par value: unlimited authorized shares, 57,830,149 and 58,496,685 shares issued and outstanding at December 31, 2016 and 2017, respectively	701,283	702,162
Additional paid-in capital	(8,897)	417
Retained earnings	284,109	383,681
Accumulated other comprehensive loss	(91,814)	(54,034)

Total Canadian Solar Inc. shareholders' equity	884,681	1,032,226
Non-controlling interests in subsidiaries	14,709	27,549

TOTAL EQUITY	899,390	1,059,775

TOTAL LIABILITIES AND EQUITY	5,406,606	5,889,627

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of U.S. Dollars, except share and per share data)
Net revenues:
—Non-related parties	3,363,274	2,605,335	3,221,928
—Related parties	104,352	247,743	168,465

Total net revenues	3,467,626	2,853,078	3,390,393

Cost of revenues:
—Non-related parties	2,821,972	2,216,146	2,641,583
—Related parties	68,884	219,744	111,212

Total cost of revenues	2,890,856	2,435,890	2,752,795

Gross profit	576,770	417,188	637,598

Operating expenses:
Selling expenses	149,710	145,367	156,032
General and administrative expenses	168,025	203,789	230,998
Research and development expenses	17,056	17,407	28,777
Other operating income, net	(5,392)	(42,539)	(47,554)

Total operating expenses, net	329,399	324,024	368,253

Income from operations	247,371	93,164	269,345
Other income (expenses):
Interest expense	(54,148)	(69,723)	(117,971)
Interest income	16,831	10,236	10,477
Gain (loss) on change in fair value of derivatives	(12,196)	27,322	(272)
Foreign exchange gain (loss)	22,882	25,406	(23,449)
Investment income (loss)	2,342	(1,532)	(3,607)
Gain on repurchase of convertible notes	—	2,782	—
Others	389	—	—

Other expenses, net	(23,900)	(5,509)	(134,822)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	223,471	87,655	134,523
Income tax expense	(49,512)	(17,976)	(40,951)
Equity in earnings (loss) of unconsolidated investees	(643)	(4,404)	9,411

Net income	173,316	65,275	102,983
Less: net income attributable to non-controlling interests	1,455	26	3,411

Net income attributable to Canadian Solar Inc.	171,861	65,249	99,572

Earnings per share—basic	$3.08	$1.13	$1.71
Shares used in computation—basic	55,728,903	57,524,349	58,167,004
Earnings per share—diluted	$2.93	$1.12	$1.69
Shares used in computation—diluted	60,426,056	58,059,063	61,548,158

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of U.S. Dollars)
Net income	173,316	65,275	102,983
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	(75,687)	(41,786)	39,305
Gain(loss) on commodity hedge	2,078	2,083	(1,844)
Gain(loss) on interest rate swap	—	10,375	(246)

Comprehensive income	99,707	35,947	140,198
Less: comprehensive income attributable to non-controlling interests	7,759	2,656	2,846

Comprehensive income attributable to Canadian Solar Inc.	91,948	33,291	137,352

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Earnings Attributable to Canadian Solar Inc.	Non- Controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$
	(In Thousands of U.S. Dollars, except share data)
Balance at January 1, 2015	55,161,856	675,236	(25,682)	46,999	20,058	716,611	12,963	729,574
Net income	—	—	—	171,861	—	171,861	1,455	173,316
Foreign currency translation adjustment	—	—	—	—	(81,992)	(81,992)	6,305	(75,687)
Profit distribution to a non-controlling interest	—	—	—	—	—	—	(305)	(305)
Share-based compensation	—	—	5,966	—	—	5,966	—	5,966
Tax benefit of share-based compensation	—	—	853	—	—	853	—	853
Exercise of share options	803,587	1,867	—	—	—	1,867	—	1,867
Acquisition of non-controlling interests	—	—	1,724	—	—	1,724	(2,651)	(927)
Gain on commodity hedge	—	—	—	—	2,078	2,078	—	2,078
Disposal of a subsidiary	—	—	—	—	—	—	(4,225)	(4,225)

Balance at December 31, 2015	55,965,443	677,103	(17,139)	218,860	(59,856)	818,968	13,542	832,510
Net income	—	—	—	65,249	—	65,249	26	65,275
Foreign currency translation adjustment	—	—	—	—	(44,416)	(44,416)	2,630	(41,786)
Capital injection from non-controlling interests	—	—	—	—	—	—	1,648	1,648
Issuance of ordinary shares, net of issuance costs	1,029,661	23,408	—	—	—	23,408	—	23,408
Deferred tax on issuance costs of ordinary shares	—	65	—	—	—	65	—	65
Share-based compensation	—	—	7,757	—	—	7,757	—	7,757
Tax benefit of share-based compensation	—	—	485	—	—	485	—	485
Exercise of share options	835,045	707	—	—	—	707	—	707
Fair value change on derivatives	—	—	—	—	12,458	12,458	—	12,458
Disposal of a subsidiary	—	—	—	—	—	—	(3,137)	(3,137)

Balance at December 31, 2016	57,830,149	701,283	(8,897)	284,109	(91,814)	884,681	14,709	899,390
Net income	—	—	—	99,572	—	99,572	3,411	102,983
Foreign currency translation adjustment	—	—	—	—	39,870	39,870	(565)	39,305
Acquisition of subsidiaries	—	—	—	—	—	—	9,994	9,994
Share-based compensation			9,314	—	—	9,314	—	9,314
Exercise of share options	666,536	879	—	—	—	879	—	879
Fair value change on derivatives	—	—	—	—	(2,090)	(2,090)	—	(2,090)

Balance at December 31, 2017	58,496,685	702,162	417	383,681	(54,034)	1,032,226	27,549	1,059,775

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of U.S. Dollars)
Operating activities:
Net income	173,316	65,275	102,983
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	94,217	95,849	99,273
Loss on disposal of property, plant and equipment	1,801	8,094	13,976
Gain on disposal of solar power systems and other investments	—	(46,367)	(27,803)
Impairment loss of property, plant and equipment	6,992	22,757	11,626
Impairment loss of project assets	—	2,952	—
Impairment loss of investment	—	—	3,686
(Gain) loss on change in fair value of derivatives	12,196	(27,322)	272
Equity in loss (earnings) of unconsolidated investees	643	4,404	(9,411)
Allowance for doubtful accounts	3,673	(280)	7,265
Write-down of inventories	23,013	19,467	17,820
Gain on repurchase of convertible notes	—	(2,782)	—
Share-based compensation	5,966	7,757	9,314
Unrealized gain from sales to unconsolidated investees	15,637	9,469	13,065
Changes in operating assets and liabilities:
Accounts receivable trade	(63,352)	(33,060)	46,337
Accounts receivable, unbilled	15,642	4,688	2,345
Amounts due from related parties	(99,893)	(4,230)	(10,089)
Inventories	50,821	(50,557)	(49,024)
Value added tax recoverable	(22,725)	(11,466)	(38,190)
Advances to suppliers	7,967	(30,609)	(15,990)
Project assets	70,943	(6,792)	(128,982)
Prepaid expenses and other current assets	36,745	(135,426)	(49,813)
Other non-current assets	(6,093)	(1,308)	(23,795)
Accounts payable	(23,975)	61,157	(27,758)
Short-term notes payable	116,453	(141,363)	243,685
Amounts due to related parties	47,522	(43,774)	33,908
Other payables	12,484	63,828	(5,889)
Advances from customers	(30,123)	19,710	(44,985)
Other liabilities	56,542	(995)	(18,774)
Accrued warranty costs	12,004	(3,847)	(6,726)
Prepaid land use rights	(16,262)	(19,714)	(30,087)
Goodwill	—	—	1,369
Liability for uncertain tax positions	(1,111)	(6,037)	833
Deferred taxes	(112,263)	(95,629)	84,939
Net settlement of derivatives	24,878	(1,922)	(1,460)

Net cash provided by (used in) operating activities	413,658	(278,073)	203,920

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of U.S. Dollars)
Investing activities:
(Increase) decrease in restricted cash	(100,935)	50,585	(101,985)
Investments in affiliates	(84,389)	(124,737)	(92,925)
Return of investment from unconsolidated investees	1,698	7,442	4,233
Purchase of property, plant and equipment	(90,905)	(286,722)	(276,978)
Purchase of solar power systems	(551,863)	(824,766)	(33,697)
Repayment of loan received from a third party	24,467	—	—
Proceeds from disposal of solar power systems	—	90,078	128,768
Proceeds from insurance claim	—	46,801	43,930
Proceeds from disposal of investment on subsidiaries	3,615	1,899	—
Distribution to non-controlling shareholders upon disposal of a subsidiary	(4,225)	(3,137)	—
Acquisition of subsidiaries, net of cash paid	(196,783)	—	(12,561)
Proceeds from disposal of property, plant and equipment	216	—	—

Net cash used in investing activities	(999,104)	(1,042,557)	(341,215)

Financing activities:
Proceeds from short-term borrowings	1,436,950	1,841,808	1,646,910
Repayment of short-term borrowings	(1,308,235)	(2,243,003)	(2,068,069)
Proceeds from long-term borrowings	487,228	1,076,332	690,841
Profit distribution to a non-controlling interest	(305)	—	—
Gross proceeds from issuance of common shares	—	23,864	—
Issuance costs paid for common shares offering	—	(456)	—
Payment of financing costs	(39,297)	(3,750)	—
Purchase of shares from non-controlling shareholders	(927)	—	—
Proceeds from non-controlling interest	—	1,648	—
Proceeds from issuance of warrant	16,378	—	—
Proceeds from third party financing liabilities	1,685	415,523	12,243
Proceeds from sales-leaseback arrangement	25,246	96,697	61,142
Distributions to tax equity investors	—	—	(9,582)
Repayment of capital lease obligation	(1,107)	(24,191)	(30,128)
Proceeds from short-term commercial paper	—	134,311	—
Repayment of short-term commercial paper	—	—	(138,953)
Payments for repurchase of convertible notes	—	(19,667)	—
Proceeds from exercise of stock options	1,867	707	879

Net cash provided by financing activities	619,483	1,299,823	165,283

Effect of exchange rate changes	(30,501)	(12,312)	21,444

Net increase (decrease) in cash and cash equivalents	3,536	(33,119)	49,432
Cash and cash equivalents at the beginning of the year	549,543	553,079	511,039

Less: net increase (decrease) in cash and cash equivalents classified within assets held-for-sale at the end of the year	—	8,921	(1,208)

Cash and cash equivalents at the end of the year	553,079	511,039	561,679

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	49,619	70,827	113,513
Income taxes paid	87,348	187,876	45,483
Supplemental schedule of non-cash activities:
Reclassification of solar power systems to project assets	114,131	1,362,037	4,782
Unpaid proceeds from disposal of subsidiaries included in prepaid expenses and other current assets	—	14,604	—
Property, plant and equipment costs included in other payables	34,161	120,881	153,017
Solar power systems costs included in accounts payables	115,887	72,885	—
Reclassification of partial interests in project assets to investment in connection with a sale of 51% equity in the project	84,200	—	—
Decrease in amounts due from related parties, net of investments in affiliates	—	65,090	—

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") design, develop, and manufacture solar wafers, cells and solar power products. In recent years, the Company has increased investment in, and management attention on its total solutions business, which primarily consists of solar power project development and sale, EPC and development services, O&M services, operating solar power projects and sales of electricity, and sales of solar system kits. As of December 31, 2017, major subsidiaries of CSI are included in Appendix 1.

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

        When evaluating whether the Company is the primary beneficiary of a VIE, and must therefore consolidate the entity, the Company performs a qualitative analysis that considers the design of the VIE, the nature of its involvement and the variable interests held by other parties. If that evaluation is

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

inconclusive as to which party absorbs a majority of the entity's expected losses or residual returns, a quantitative analysis is performed to determine the primary beneficiary.

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

(c)   Use of estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include revenue recognition for sales of solar power projects, EPC and development services accounted for under the percentage-of-completion method, allowance for doubtful accounts receivable and advances to suppliers, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, determination of assets retirement obligation ("ARO"), accrual for warranty and the recognition of the benefit from the purchased warranty insurance, fair value estimate of financial instruments including warrants and other types of derivative, accrual for uncertain tax positions, valuation allowances for deferred tax assets, applying acquisition method of accounting to business acquisitions and the grant-date fair value of share-based compensation awards and related forfeiture rates.

(d)   Cash and cash equivalents and restricted cash

        Cash and cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when acquired.

        Restricted cash represents amounts held by banks, which are not available for the Company's general use, as security for issuance of letters of credit, short-term notes payable and bank borrowings. Upon maturity of the letters of credit, repayment of short-term notes payable or bank borrowings, the deposits are released by the bank and become available for general use by the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

(f)    Allowance for doubtful receivables

        The Company began purchasing insurance from China Export & Credit Insurance Corporation ("Sinosure") since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by Sinosure. At the time the claim is made to Sinosure, the Company records a receivable from Sinosure equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from Sinosure in prepaid expenses and other current assets of $409 and $9 as of December 31, 2016 and 2017, respectively and a corresponding reduction in bad debt expense.

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

(h)   Inventories

        Before 2016, inventories were stated at the lower of cost or market. In 2016, the Company adopted ASU 2015-11 prospectively, and inventories are stated at the lower of cost or net realizable value as of December 31, 2016 and 2017. Cost is determined by the weighted-average method. Cost of inventories consists of direct materials and, where applicable, direct labor costs, tolling costs and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        Solar power projects are preliminarily classified as project assets unless the Company has intention not to sell them to third parties. In that case, they will be classified as solar power systems on the balance sheet. During the development phase, solar power projects are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970 — 360, as they are considered in substance real estates. The costs to construct solar power projects are presented as operating activities or investing activities in the consolidated statement of cash flows, if they are related to project assets or solar power systems, respectively. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed and the sale will occur within one year.

        Once the development of the solar power projects is substantially complete and the projects reach Commercial Operation Date ("COD"), appropriateness of the classification of the solar power projects is re-assessed based on the circumstances at that time. Solar power projects that the Company intends

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

to sell, which meet the criteria of ASC 360-10-45-9 on COD, are classified as project assets-current. Solar power projects that the Company intends to hold and operate to generate electricity are still classified as solar power systems. The Company reclassified solar power systems of $1,202.1 million and $1.0 million to project assets-current, and $160.0 million and $3.8 million to project assets-non-current on the consolidated balance sheet in 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired, and no further analysis is required. Conversely, if the carrying value of a reporting unit exceeds its

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

estimated fair value, the Company records an impairment loss equal to the excess, not to exceed the total amount of goodwill allocated to the reporting unit.

        The Company performed a qualitative assessment for each of the reporting units in the fourth quarter of 2017 and concluded that it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Accordingly, the two-step goodwill impairment test for the Company's reporting units was not considered necessary.

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

(n)   Assets held-for-sale

        Long-lived assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when management commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan have been initiated; the sale of the asset is probable within one year; the asset is being actively marketed for sale at a reasonable price in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell and depreciation (amortization) ceases once the asset is classified as held for sale.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2015, 2016 and 2017, the Company recorded nil, nil and $3,686 impairment charges on its investments, respectively.

(s)   Impairment of long-lived assets

        The Company assesses the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss based on the fair value of the assets. The Company recorded impairment charges for long-lived assets of $6,992, $22,757 and $11,626 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(u)   Assets retirement obligation

        Certain jurisdictions in which the Company's project assets are located or certain land lease agreements require the removal of the solar power systems when the project is decommissioned. Assets retirement obligation ("ARO") for the estimated costs of decommissioning associated with long-lived assets at a future date are accounted for in accordance with ASC 410-20, Asset Retirement Obligations ("ASC 410-20"). ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its expected future value, while the capitalized cost is depreciated over the useful life of the related asset. The Company's ARO included in solar power systems were $1,503 and $109 as of December 31, 2016 and 2017, respectively.

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

(w)  Income taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry-forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Before 2016, the components of the deferred tax assets and liabilities were individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they did not relate to a specific asset or liability. In 2016, the Company adopted ASU2015-17 prospectively and did not revise prior periods, and as of December 31, 2017, the components of the deferred tax assets and liabilities were all classified as non-current on the consolidated balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        As of December 31, 2015, 2016 and 2017, the Company had inventories of $7.3 million, $5.9 million and $7.1 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was not reasonably assured. The delivered products remain as inventories on consolidated balance sheets, regardless of whether title has been transferred.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

In such cases, the Company recognizes revenue, adjusts inventories and recognizes cost of revenues when payment is collected from customers.

        Revenues from sales to customers are recorded net of estimated returns.

        The Company enters into toll manufacturing arrangements in which the Company receives cells and returns finished modules. In such cases, the title of the cells received and risk of loss remains with the seller. As a result, the Company does not recognize inventory on the consolidated balance sheets. The Company recognizes a service fee as revenue when the processed modules are delivered. During the years ended December 31, 2015, 2016 and 2017, the Company recognized revenue of $6,764, nil and nil, respectively, under toll manufacturing arrangements.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

Solar power projects

        The Company recognizes revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project assets, which represent the costs of constructing solar power projects, represent "integral" equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate Sales. The Company records the sale as revenue with profit reduced by the maximum exposure to loss using one of the following revenue recognition methods, based upon evaluation of the substance and form of the terms and conditions of such real estate sales arrangements:

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

  (iv)
  Financing method. If the Company determines that it is likely the repurchase option will be exercised, the transactions are accounted for as financing arrangement. All the project assets remain on the Company's consolidated balance sheets. The buyer's shares of earnings in the projects, during each period are reflected as interest expenses with a corresponding increase to the respective financing liabilities. Further distributions from the projects are reflected as a decrease to the financing liabilities. As of December 31, 2016 and 2017, the Company recorded financing liabilities of $459.3 million and $407.7 million in financing liabilities-current on the consolidated balance sheet, respectively. The balances had been net of distributions of $1.4 million and $9.6 million as of December 31, 2016 and 2017, respectively.

  (v)
  Profit-sharing arrangement. If the Company determines that it is unlikely the repurchase option will be exercised, the transactions are accounted for as profit-sharing arrangement. The Company reclassifies the property and any related existing debt assumed by the buyer to an investment account on its balance sheet and any cash received from the buyer is credited to the investment account. The amount will be recorded in investments in affiliates or other liabilities on the balance sheet depending on whether the amount is a debit or credit. As of December 31, 2016 and 2017, the Company recorded $4.8 million and $4.8 million, respectively, in other liabilities on the consolidated balance sheet.

        During 2015, 2016 and 2017, the Company recognized $557,132, $22,237 and $632,256 of revenue from the sale of solar power projects using the full accrual method and recognized $863, $428 and nil from sales of power projects using percentage-of-completion method, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

evidence of an arrangement exists, electricity has been generated and transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

        Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity. The Company recognizes performance-based energy incentives of electricity revenue generated from solar power systems when the condition attached to it has been met and there is reasonable assurance that the grant will be received. During the years ended December 31, 2015, 2016 and 2017, the Company recognized performance-based energy incentives of $16.1 million, $22.8 million, and $10.9 million, respectively, related to electricity generated and recognized in revenue.

        Certain PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating Leases. Minimum lease payments are recognized over the term of the lease and contingent rents are recorded when the achievement of the contingency becomes probable in accordance with the U.S. GAAP. None of the Company's operating leases have minimum lease payments, so revenue from these contracts is recognized as energy and any related renewable energy attributes are delivered. During the years ended December 31, 2015, 2016 and 2017, the total lease income recognized was $6.1 million, $6.2 million, and $2.5 million related to PPAs, respectively.

(y)   Shipping and handling costs

        Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales of $73,008, $68,451 and $79,853, are included in selling expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

(z)   Research and development

        Costs related to the design, development, testing and enhancement of products and silicon reclamation program are included in research and development expenses. Research and development costs are expensed when incurred and amounted to $17,056, $17,407 and $28,777 for the years ended December 31, 2015, 2016 and 2017, respectively.

(aa) Other operating income, net

        Other operating income, net primarily consists of gains or losses on disposal of solar power systems and property, plant and equipment, and government grants received, and compensation from business interruption insurance.

        Government grants received by the Company consist of unrestricted and restricted grants and subsidies. Unrestricted grants that allowed the Company's full discretion in utilizing the funds were recognized as other operating income upon receipt of cash and when all the conditions for their receipt have been satisfied. Restricted grants related to prepaid land use rights are recorded as deferred subsidies in other non-current liabilities and are amortized on a straight-line basis over the term of the land use right. In 2017, the Company received government grants related to land use rights of $4,329 and amortized the deferred subsidies of $103 into other operating income.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        Business interruption insurance compensation of $15,238 received by the Company in 2017 is related to the finalization of an insurance claim related to the tornado damage to one of cell factories of the Company.

        Before 2016, the net loss on disposal of property, plant and equipment and government grants were included in general and administrative expenses. In 2016, the Company reclassified the prior years' numbers, which are immaterial to the financial statements, to be consistent with current year's presentation.

        The following table summarizes the Company's other operating income, net:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Net gain on disposal of solar power system	—	(47,899)	(27,803)
Net loss on disposal of property, plant and equipment	1,801	8,094	1,960
Government grants	(7,193)	(2,734)	(6,473)
Business interruption insurance compensation	—	—	(15,238)

	(5,392)	(42,539)	(47,554)

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        Effective August, 2016, the Company lengthened the warranty against decline in its Dymond polycrystalline modules to 30 years and the Company warrants that, for a period of 30 years, the Dymond modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output; (ii) from the second year to the 29th year, the actual annual power output decline will be no more than 0.5%; and (iii) by the end of the 30th year, the actual power output of the module will be no less than 83% of the labeled power output.

        Effective August, 2016, the Company warrants that, for a period of 30 years, its Dymond monocrystalline modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97% of the labeled power output; (ii) from the second year to the sixth year, the actual annual power output decline will be no more than 0.7%; (iii) from the seventh year to the 29th year, the actual annual power output decline will be no more than 0.5%and (iiii) by the end of the 30th year, the actual power output of the module will be no less than 81.5% of the labeled power output.

        Effective August 2017, the Company warrant that, for a period of 25 years, its PERC monocrystalline modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output; (ii) from the second year to the 24th year, the actual annual power output cline will be no more than 0.7%; and (iii) by the end of the 25th year, the actual power output of the module will be no less than 80.7% of the labeled power output.

        Effective August 2017, the Company warrant that, for a period of 30 years, our Dymond PERC monocrystalline modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;(ii) from the second year to the 29th year, the actual annual power output decline will be no more than 0.5%; and (iii) by the end of the 30th year, the actual power output of the module will be no less than 83% of the labeled power output.

        In resolving claims under the workmanship warranty, the Company has the option of remedying through repair, refurbishment or replacement of equipment. In resolving claims under the performance warranty, the Company has the right to repair or replace solar modules, at the Company's option.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        The Company have entered into agreements with a group of insurance companies with high credit ratings to back up its warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incur under the terms of our solar module product warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. The unamortized carrying amount is $2,531 and $2,850 as of December 31, 2016 and 2017, respectively and was included as a component of prepaid expenses and other current assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company's consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 or 30 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, the Company will reclassify that portion of the receivable as being current. The insurance receivable amounts were $61,879 and $74,872 as of December 31, 2016 and 2017, respectively, and were included as a component of other non-current assets.

        The Company made downward adjustments to its accrued warranty costs of $7,467 and other non-current assets of $5,178, for the year ended December 31, 2017, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $15,876, $9,817 and $19,793 are included in cost of revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

(ae) Foreign currency risk

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company's cash and cash equivalents and restricted cash denominated in RMB amounted to $538,788 and $702,443 as of December 31, 2016 and 2017, respectively.

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

        The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2016 and 2017, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31, 2016	At December 31, 2017
	$	$
Supplier A	18,260	18,260

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ag) Fair value of financial instruments

        The Company applies authoritative guidance for fair value measurements for its financial assets and liabilities. The guidance defines fair value as an exit price representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance also establishes a fair value hierarchy, which prioritized the inputs used in measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        The Company will adopt ASU 2014-09 in the period beginning from January 1, 2018 using the modified retrospective approach. This approach will be applied to all contracts not complete as of January 1, 2018.

        The Company expects this adoption to primarily affect certain energy business sales arrangements currently accounted for under ASC 360-20, which requires the Company to evaluate whether such arrangements have any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, including arrangements with prohibited forms of continuing involvement requiring the Company to reduce the potential profit on a project sale by the maximum exposure to

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

loss. The Company anticipates that ASU 2014-09, which supersedes the real estate sales guidance under ASC 360-20, will result in the earlier recognition of revenue and profit. The Company expects revenue recognition for other sales arrangements, including sales of solar power products, EPC and development services, O&M services and electricity income, to remain materially consistent with the current practice.

        Based on the Company's assessment and best estimates of the effects of adopting ASU 2014-09 at the time of the preparation of this Annual Report on Form 20-F, the Company expects a cumulative-effect adjustment, $1.3 million increase to the opening balance of retained earnings on January 1, 2018. The cumulative-effective adjustment is primarily due to the recognition of profit associated with projects sold in 2017, which had previously been deferred under ASC 360-20.

        The Company has substantially completed its evaluation of the impact on accounting policies, disclosures, and internal processes and controls the new standard has on its revenue stream. As part of the adoption, the Company has modified certain control procedures and processes, although these updates are not expected to have a material effect on the Company's internal controls over financial reporting.

        Additionally, the adoption of ASU 2014-09 will result in increased footnote disclosures, particularly with regard to (1) revenue-related balance sheet accounts and associated activity in the fiscal period, (2) disaggregation of revenue into appropriate categories, (3) unsatisfied performance obligations, (4) the pro-forma impact of changes to the Company's financial statements in the initial year of adoption, and (5) qualitative disclosures related to the nature and terms of the Company's sales, timing of the transfer of control and judgments used in the application of the five-step process.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). This new guidance requires modified retrospective application and becomes effective for the Group in the first quarter of 2019, but early adoption is permitted. The Company is currently evaluating this update to determine the full impact of its adoption on the consolidated financial position, results of operations, cash flows and related disclosures, as well as the impact of adoption on policies, practices and systems. As of December 31, 2017, the Company has $80.2 million of future minimum operating lease commitments that are not currently recognized on the consolidated balance sheet (see note 23). Therefore, the Company expects material changes to its consolidated balance sheets.

        In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation-Stock Compensation. The objective of this amendment is part of the FASB's Simplification Initiative as it applies to several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The effective date of the amendment is for fiscal years beginning after December 31, 2016 and interim periods within that reporting period. The Company adopted the ASU for the year ended December 31, 2017 and has already considered the impact on its consolidated financial statements and related disclosures and the effects upon adoption are not material.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326)". The pronouncement changes the impairment model for most financial assets, and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect a material impact to its consolidated financial statement upon adoption of this ASU.

        In August 2016, the FASB issued ASU 2016-15 which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company will adopt this ASU on its effective date of January 1, 2018 and is in the process of evaluating the impact on its consolidated financial statements upon adoption.

        In October, 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 230)—Intra-Entity Transfers of Assets Other Than Inventory", which removes the prohibition in ASC 740 against the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash", which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18 restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. Currently the changes in restricted cash were included in the investing activities in the cash follow statement with the amounts of $(100.9) million, $50.6 million and $(102.0) million for the year of 2015, 2016 and 2017 respectively. The Company plans to adopt this ASU for the fiscal year beginning from January 1, 2018.

        In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reducing the costs of application, and making the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

        In January, 2017, the FASB issued ASU 2017-04, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities that are SEC filers, the guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

performed on testing dates after January 1, 2017. The Company does not expect the adoption to have a significant impact to its consolidated financial statements.

        In May 2017, the FASB issued ASU 2017-09, "Compensation-Stock Compensation", to provide clarity and reduce complexity on when to apply modification accounting to existing share-based payment awards. The guidance will be applied prospectively. The Company adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on its consolidated financial statements.

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

In Millions of U.S. Dollars
Recognized identifiable assets acquired and liabilities assumed
Cash	108.4
Restricted cash	38.2
Project assets	233.5
Solar power systems, net	46.8
Other assets	40.2
Less: Long term borrowings and notes payable	165.2
Other liabilities	51.4

Total identifiable net assets	250.5

Goodwill	10.9

        The goodwill is allocated to each project under Recurrent with respect to their fair value. None of the goodwill recognized from the acquisition of Recurrent is expected to be deductible for income tax

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. BUSINESS COMBINATION (Continued)

purposes. Goodwill recognized from this acquisition reflects the current value of the expected future income resulting from synergies of the Company's combined operations. For the year ended December 31, 2016 and 2017, nil and $1,369 million goodwill have been included in the cost of revenues with the sales of the related project assets, respectively.

        Revenue of the Company for the year ended December 31, 2015 included $266.9 million generated from Recurrent since acquisition day, and net income of the Company for the year ended December 31, 2015 included $3.5 million net income from Recurrent since acquisition, respectively.

        No bank fees, legal costs and accounting costs associated with the acquisition have been expensed and recorded within general and administrative expense in the consolidated statement of operations for the year ended December 31, 2016 and 2017.

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

        No bank fees, legal costs and accounting costs associated with the acquisition have been expensed and recorded within general and administrative expense in the consolidated statement of operations for the year ended December 31, 2016 and 2017. On February 1st, 2017, the Company completed the sale of SSM to Fengate SSM Holdco LP for approximately $200.2 million.

Acquisition of Gaochuangte

        On December 17, 2009, CSI Cells Co., Ltd. ("SZCC") established a joint venture, Suzhou Gaochuangte New Energy Co., Ltd. ("Gaochuangte"). SZCC held 40% equity interests and accounted for the investment using equity method. On June 30, 2017, SZCC paid RMB 220.6 million ($33,761) to

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. BUSINESS COMBINATION (Continued)

acquire additional 40% equity interest of Gaochuangte and Gaochuangte becomes the Company's 80% owned subsidiary. The following table summarized the fair value of assets acquired and liabilities assumed at the acquisition date:

In Millions of U.S. Dollars
Recognized identifiable assets acquired and liabilities assumed
Cash	21.2
Accounts receivable.	20.0
Fixed assets	2.0
Other assets	25.8
Less: Accounts payable	13.1
Other liabilities	3.9

Total identifiable net assets	52.0

Less: Non-controlling interests	10.9
Less: Net assets belongs to CSI before acquisition	7.3

33.8

Pro forma results of acquisitions (unaudited)

        The following pro forma condensed consolidated financial results of operations are presented as if the acquisitions described above had been completed at the beginning of the comparable annual reporting period. Specifically, the pro forma results give effect as though the acquisition of Gaochuangte were consummated on January 1, 2016.

	For the year end December 31
	2016	2017
(In thousands of U.S. Dollars, expect per share data)
Pro forma revenues	2,873,713	3,419,421
Pro forma net income attributable to CSI	65,994	100,007
Diluted earnings per share attributable to CSI	1.14	1.70

        The pro forma condensed consolidated financial information has been prepared for comparative purposes only. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combinations occurred at the beginning of each period presented or of future results of the consolidated entities.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are comprised of allowances for accounts receivable trade, advances to suppliers and other receivables.

        An analysis of allowances for accounts receivable, trade for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Beginning of the year	31,817	28,156	26,119
Allowances made (reversed) during the year, net	(1,084)	(854)	5,345
Accounts written-off against allowances	(858)	(47)	(174)
Foreign exchange effect	(1,719)	(1,136)	1,651

Closing balance	28,156	26,119	32,941

        An analysis of allowances for advances to suppliers for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Beginning of the year	37,735	28,629	19,527
Allowances made (reversed) during the year, net	1,291	(5,427)	(833)
Accounts written-off against allowances	(9,465)	(3,644)	—
Foreign exchange effect	(932)	(31)	68

Closing balance	28,629	19,527	18,762

        An analysis of allowances for other receivables for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Beginning of the year	830	3,885	9,251
Allowances made during the year, net	3,257	5,954	549
Foreign exchange effect	(202)	(588)	549

Closing balance	3,885	9,251	10,349

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

5. INVENTORIES

        Inventories consist of the following:

	At December 31, 2016	At December 31, 2017
	$	$
Raw materials	71,655	90,299
Work-in-process	22,776	59,576
Finished goods	200,940	196,217

	295,371	346,092

        In 2015, inventory was written down by $23,013 to reflect the lower of cost or market measurement. In 2016 and 2017, inventory was written down by $19,467 and $17,820, respectively, to reflect the lower of cost and net realizable value since the Company adopted ASU 2015-11 prospectively.

6. PROJECT ASSETS

        Project assets consist of the following:

	At December 31, 2016	At December 31, 2017
	$	$
Project assets—Acquisition cost	38,298	40,094
Project assets—EPC and other cost	1,461,995	1,631,418

	1,500,293	1,671,512

Current portion	1,317,902	1,523,342
Non-current portion	182,391	148,170

        The Company recorded impairment charges and write-off for project assets of nil, $2,952 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

7. ASSETS HELD-FOR-SALE

        The Company was in negotiation with a number of potential buyers to sell certain solar power projects in operation in Spain, Japan and the United Kingdom. Solar power projects meeting the conditions of being classified as held for sale were presented as assets held-for-sale and associated liabilities were presented as liabilities held-for-sale on the consolidated balance sheet.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

7. ASSETS HELD-FOR-SALE (Continued)

        The Company's assets of solar power projects held for sale as of December 31, 2016 and 2017 were as follows:

	At December 31, 2016	At December 31, 2017
	$	$
Cash and cash equivalents	8,921	7,714
Restricted cash—current	41	129
Accounts receivable trade, net	6,555	1,161
Prepaid expenses and other current assets	7,427	8,394
Solar power systems, net	290,613	165,312
Intangible assets, net	68,438	—
Other non-current assets	10,094	87

Total assets held-for-sale	392,089	182,797

        The Company's liabilities of solar power projects held for sale as of December 31, 2016 and 2017 were as follows:

	At December 31, 2016	At December 31, 2017
	$	$
Short-term borrowings	12,221	4,862
Accounts payable	880	100
Other payables	13,240	2,022
Derivative liabilities-current	3,863	—
Other current liabilities	1,537	918
Long-term borrowings	224,545	161,323
Derivative liabilities—non-current	16,672	4,024
Other non-current liabilities	6,314	12,623

Total liabilities held-for-sale	279,272	185,872

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

8. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2016	At December 31, 2017
	$	$
Buildings	187,179	340,215
Leasehold improvements	9,023	11,498
Machinery	458,624	698,150
Furniture, fixtures and equipment	44,443	50,310
Motor vehicles	4,653	5,782
Land	13,451	18,647

	717,373	1,124,602
Accumulated depreciation	(402,792)	(462,128)
Impairment	(17,601)	(7,933)

	296,980	654,541
Construction in process	165,365	92,694

Property, plant and equipment, net	462,345	747,235

        Depreciation expense of property, plant and equipment was $80,642, $72,813 and $88,931 for the years ended December 31, 2015, 2016 and 2017, respectively. Construction in process primarily represents production facilities under construction and the machinery under installation.

9. SOLAR POWER SYSTEMS, NET

        Solar power systems, net consist of the following:

	At December 31, 2016	At December 31, 2017
	$	$
Solar power systems in operation	120,935	74,488
Solar power systems under construction	4,782	4,710
Accumulated depreciation	(13,655)	(15,234)

Solar power systems, net	112,062	63,964

        For the years ended December 31, 2017, the Company completed construction of certain solar power projects and transferred from solar power systems to project assets totaling $4.8 million. In connection with decisions to sell certain operating solar power projects, the Company reclassified solar power systems of $42.0 million to assets held-for-sale, of which $40.8 million was sold, during the year ended December 31, 2017. Depreciation expense of solar power systems was $11,340, $16,492 and $5,683 for the years ended December 31, 2015, 2016 and 2017, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

10. INTANGIBLE ASSETS, NET

        The following table summarizes the Company's intangible assets:

At December 31, 2017	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	2,334	(1,371)	963
Computer software	20,883	(10,860)	10,023

Total intangible assets, net	23,217	(12,231)	10,986

At December 31, 2016	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	1,431	(1,183)	248
Computer software	15,884	(7,710)	8,174

Total intangible assets, net	17,315	(8,893)	8,422

        Amortization expense for the years ended December 31, 2015, 2016 and 2017 were $2,235, $6,544 and $4,659, respectively.

        Amortization expenses of the above intangible assets are expected to be approximately $2.8 million, $2.8 million, $2.1 million, $1.6 million and $1.7 million for the years ended December 31, 2018, 2019, 2020, 2021, 2022 and thereafter, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. FAIR VALUE MEASUREMENT (Continued)

        As of December 31, 2016 and 2017, the following financial assets and liabilities were measured at fair value on a recurring basis in periods subsequent to their initial recognition using the type of inputs shown as follows:

	Fair Value Measurements Using
At December 31, 2017	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	12,316	—	12,316	—
Commodity hedge	3,416	—	3,416	—
Interest rate swap	11,379	—	11,379	—

Total assets	27,111	—	27,111	—

Liabilities:
Interest rate swap	1,359	—	1,359	—
Foreign exchange forward contracts	5,121	—	5,121	—

Total liabilities	6,480	—	6,480	—

	Fair Value Measurements Using
At December 31, 2016	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	10,632	—	10,632	—
Commodity hedge	4,230	—	4,230	—
Interest rate swap	12,854	—	12,854	—

Total assets	27,716	—	27,716	—

Liabilities:
Interest rate swap	5,418	—	5,418	—
Warrants	711	—	711	—
Foreign exchange forward contracts	3,496	—	3,496	—

Total liabilities	9,625	—	9,625	—

Foreign exchange forward contracts

        The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

Commodity hedge

        During the year ended December 31, 2015, the Company entered into a fixed for floating energy commodity swap with a financial institution to hedge cash flows associated with electricity sales of the Astoria project in the U.S. for the period between expected COD and commencement of the long term PPA with the off taker in January 2019. The swap contract was designated as a cash flow hedge at inception and is anticipated to be effective through its two-year term that ends on December 31, 2018. The fair value of the swap contract was $4,230 and $3,416, an asset position, recorded in derivative assets on the balance sheet at December 31, 2016 and 2017, respectively. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred.

        Fair value of the commodity swap is determined using pricing models developed based on the underlying commodity price of electricity and adjusted to reflect nonperformance risk of the counterparty and the Company, as necessary, which are considered Level 2 inputs.

Interest rate swap

        SSM, which the Company acquired on September 28, 2015, entered into fixed for floating interest rate swaps with a financial institution to hedge the interest rate risk resulting from fluctuations in interest rates on its project construction debts with notional amount totaling CAD186.0 million ($133.9 million), which will expire in 2029. The interest rate swaps had not been designated as a hedge for accounting purposes. The total estimated fair value of the swap contracts was $3,863 and nil, a liability position, as of December 31, 2016 and recorded in liabilities held-for-sale on the balance sheet as of December 31, 2017, respectively, and the change in its fair value was recorded in gain (loss) on change in fair value of derivatives during the year ended December 31, 2016 and 2017.

        During the year ended December 31, 2016, the Company entered into fixed for floating interest rate swaps with two financial institutions to hedge the interest rate risk on its project debts obtained in the United Kingdom with notional amount totaling GBP78.4 million ($96.8 million), which will expire

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. FAIR VALUE MEASUREMENT (Continued)

between 2033 and 2034. The interest rate swaps had been designated as cash flow hedges for accounting purposes.

        Together with interest rate swap contracts of total notional amounts of approximately $399.0 million entered into for Recurrent projects upon the exercise of the swaption and designated as cash flow hedges, the total estimated fair value of the swap contracts was recorded as derivative assets of $11,379 and derivative liabilities of $1,359 on the balance sheet as of December 31, 2017. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred.

        The estimated fair value of interest rate swaps was measured based on observable market data, which are considered Level 2 inputs.

Warrants

        The fair value of the warrants (see Note 28) was determined using the Binomial model, with certain inputs significant to the valuation methodology classified as Level 2 inputs.

        The fair value of derivative instruments on the consolidated balance sheets as of December 31, 2016 and 2017 and the effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Fair Value of Derivative Assets
	At December 31, 2016		At December 31, 2017
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative assets—current	10,632	Derivative assets—current	12,316
Commodity hedge	Derivative assets—current	1,638	Derivative assets—current	3,416
Interest rate swap	Derivative assets—current	—	Derivative assets—current	468
Commodity hedge	Derivative assets—non-current	2,592	Derivative assets—non-current	—
Interest rate swap	Derivative assets—non-current	12,854	Derivative assets—non-current	10,911

	Total	27,716	Total	27,111

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. FAIR VALUE MEASUREMENT (Continued)

	Fair Value of Derivative Liabilities
	At December 31, 2016		At December 31, 2017
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative liabilities—current	3,496	Derivative liabilities—current	5,120
Warrants	Derivative liabilities—current	711	Derivative liabilities—current	—
Interest rate swap	Derivative liabilities—current	5,418	Derivative liabilities—current	1,001
Interest rate swap	Derivative liabilities—non-current	—	Derivative liabilities—non-current	359

	Total	9,625	Total	6,480

		Amount of Gain (Loss) Recognized in Statements of Operations
		Years Ended December 31
	Location of Gain (Loss) Recognized in Statements of Operations
		2015	2016	2017
		$	$	$
Foreign exchange forward contracts	Gain (loss) on change in fair value of derivatives	(3,738)	4,798	(2,638)
Warrants	Gain (loss) on change in fair value of derivatives	(8,887)	24,554	711
Commodity hedge	Gain (loss) on change in fair value of derivatives	(7)	75	—
Interest rate swaption	Gain (loss) on change in fair value of derivatives	(107)	(4,335)	—
Interest rate swap	Gain (loss) on change in fair value of derivatives	543	2,230	1,655

	Total	(12,196)	27,322	(272)

        The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

        The Company recorded impairment charges for certain idle assets of $6,992, $22,757 and $11,626 for the years ended December 31, 2015, 2016 and 2017, respectively. The fair value of these assets was measured based on prices offered by unrelated third-party willing buyers and classified as level 3 fair value measurements as the offering prices are not observable.

        The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under the U.S. GAAP.

        The carrying values of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amounts due from related parties, accounts payables, short-term notes payable, amounts due to related parties and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term borrowings were $493,455 and $404,341 as of December 31, 2016 and 2017, respectively, which approximate their fair values since most of the borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as level 2 as the key inputs can be corroborated with market data.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. FAIR VALUE MEASUREMENT (Continued)

        The carrying value of the Company's outstanding convertible notes was $125.6 million and $126.5 million as of December 31, 2016 and 2017, respectively, which approximates the fair value.

12. VARIABLE INTEREST ENTITIES

        Since 2016, the Company, through its wholly owned subsidiary, CSE Japan Investment Company Limited, entered into silent partnership agreements with various Japan project companies, for the purpose of raising project finance bonds arranged by Goldman Sachs Japan Co., Ltd. Under the silent partnership agreements, the project entities are considered VIEs in which the Company has no equity interests, but is entitled to substantially all of the economic interests of the projects. In addition, the Company has the power to make decisions over the activities that most significantly impact the economic performance of the projects under the asset management agreement signed simultaneously between the project companies and Canadian Solar Project K.K, a subsidiary of the Group. As such, the Company concluded it was the primary beneficiary of the project companies and thus these project companies were accounted for as consolidated VIEs for the year ended December 31, 2016 and 2017.

        As of December 31, 2017, the carrying amounts and classifications of the consolidated VIEs' assets and liabilities, excluding intercompany balances which are eliminated upon consolidation, included in the Company's consolidated balance sheet are as follows:

At December 31, 2017
$
Current assets	226,071
Non-current assets	25,635

Total assets	251,706

Current liabilities	222,263
Non-current liabilities	6,777

Total liabilities	229,040

        All of the assets are restricted for settlement of the VIEs' obligations, and all of the liabilities can only be settled using VIE resources. Net income and overall cash flow activities during the year are immaterial to the consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31,
	2016		2017
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
Suzhou Gaochuangte New Energy Co., Ltd.	7,049	40	—	—
CSI SkyPower	3,749	50	—	—
RE Tranquillity Holdings LLC ("Tranquillity")	143,951	49	145,795	49
RE Silverlake Holdings LLC ("Garland")	118,641	49	120,247	49
RE Roserock Holdings LLC ("Roserock")	30,870	49	77,053	49
Suzhou Financial Leasing Co., Ltd.	12,974	6	14,129	6
Pirapora Solar Holding S.A.	13,775	20	6,551	20
Canadian Solar Infrastructure Fund, Inc.	—	—	23,866	14.76
Others	37,450	21-49	26,574	21-49

Total	368,459		414,215

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. INVESTMENTS IN AFFILIATES (Continued)

        Effective with the sale of the class A membership interests, the Company ceased having controlling financial interests in Tranquillity, Roserock and Garland, and accounted for the transactions as partial sales of real estates under ASC360-20. The Company also considered that it would continue to exercise significant influences over its retained interests in and has accounted for these interests pursuant to the equity method of accounting.

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

        Subsequent to sales of the class A membership interests, the Company further contributed $123.2 million and nil to the projects in 2016 and 2017, respectively.

Other investments

        On December 17, 2009, SZCC established a joint venture, Gaochuangte, for total cash consideration of $2,929. SZCC holds 40% voting interests and one of the three board members is designated by SZCC and, as such, SZCC is considered to have significant influence over the investee. On July 4, 2011, Gaochuangte increased its share capital and SZCC paid $3,119 in proportion to its ownership percentage. On June 30, 2017, SZCC paid $32,351 to increase its ownership to 80%, became the Company's 80% owned subsidiary.

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

        On May 23, 2012, CSI established a joint venture, CSI SkyPower, for cash consideration of $3,429. In August 2013, CSI SkyPower increased its share capital, and CSI paid $4,000 in proportion to its ownership percentage. CSI holds a 50% voting interests and two of the four board members are designated by CSI and, as such, CSI is considered to have significant influence over the investee. In December 2017, the Company provided full impairment on this investment due to deterioration of the investee's financial position.

        In December 2014, CSI sold its 95% equity interests in two solar power project companies, Discovery Light and Foto Light, to a third party buyer. In June 2016, the Company sold the remaining 5% equity interests of the two project companies.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. INVESTMENTS IN AFFILIATES (Continued)

        In March 2015, CSI sold its 95% equity interests in a project company, City Light, to a third party buyer. In June 2016, the Company sold the remaining 5% equity interests of this project company.

        On September 8, 2015, SZSP established an entity, Suzhou Financial Leasing Co., Ltd., for cash consideration of $13,860, in which the Company holds 6% voting interests. One of five board members is designated by SZSP and, as such SZSP is considered having significant influence over the investee and the equity method is used in this investment.

        On October 7, 2016, CSI entered into a shareholders' agreement with EDF EN do Brasil ("EDF"), a subsidiary of EDF Energies Nouvelles, pursuant to which EDF owned 80% equity interests in Pirapora I project companies previously transferred from CSI and the Company retained the remaining 20% equity interests.

        On October 26, 2017, Canadian Solar Infrastructure Fund, Inc. ("CSIF") priced its initial public offering of 177,800 investment units at 100,000 Japanese yen per unit, before underwriting discounts. Of the units included in the offering, the Company purchased 25,395 units as the designated purchaser. The Company has held 26,895 units including initial private investment of 1,500 units. On November 22, 2017, due to the exercise of over-allotment issuance by Mizuho Securities Co., Ltd., by 2,890 units, the total 182,190 units have issued by CSIF as of December 31, 2017, the Company owned 14.76% of total units. One out of the three members of the board of directors of CSIF represents the Company. The quorum for a board resolution of CSIF is a majority of the members of the board of directors, and the adoption of a resolution requires a majority of the votes presents.

        Equity in earnings (loss) of unconsolidated investees were $(643), $(4,404) and $9,411 for the years ended December 31, 2015, 2016 and 2017, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. BORROWINGS

	At December 31, 2016	At December 31, 2017
	$	$
Bank borrowings	1,960,893	2,043,974

Analysis as:
Short-term	902,348	829,035
Long-term, current portion	675,857	860,954

Subtotal for short-term	1,578,205	1,689,989
Long-term, non-current portion	382,688	353,985

Borrowings from non-banking institutions	132,595	318,122

Analysis as:
Short-term	—	270
Long-term, current portion	21,828	267,496

Subtotal for short-term	21,828	267,766
Long-term, non-current portion	110,767	50,356

Total	2,093,488	2,362,096

        As of December 31, 2017, the Company had contractual credit facilities of $3,477,650 and $455,507 was available for draw down upon demand. In addition, as of December 31, 2017, the Company also had non-binding credit facilities of $485,869.

        As of December 31, 2017, short-term borrowings of $1,582,100 and long-term borrowings of $266,133 were secured by property, plant and equipment with carrying amounts of $206,689, inventories of $111,437, prepaid land use rights of $52,513, equity of $789,204, restricted cash of $219,377, accounts receivable of $253,164 and project assets and solar power systems of $1,546,819.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. BORROWINGS (Continued)

a)
Short-term

        The Company's short-term borrowings consist of the following:

	At December 31, 2016	At December 31, 2017
	$	$
Bank borrowings
Short-term bank borrowings secured by restricted cash	266,685	267,507
Short-term bank borrowings secured by inventories	46,408	7,652
Short-term bank borrowings secured by prepaid land use rights and property, plant and equipment	211,263	248,502
Short-term bank borrowings secured by project assets and solar power systems	82,079	2,700
Unsecured short-term borrowings	295,913	302,674
Long-term borrowings due within one year
Long-term borrowings due within one year secured by prepaid land use rights and property, plant and equipment	16,919	8,313
Long-term borrowings due within one year secured by project assets and solar power systems	630,696	690,283
Long-term bank borrowings due within one year secured by equity	18,765	151,000
Unsecured long-term borrowings due within one year	9,477	11,358

	1,578,205	1,689,989
Borrowings from non-banking institutions
Short-term borrowings secured by project assets	—	270
Long-term borrowings due within one year secured by project assets	2,640	205,873
Unsecured long-term borrowings due within one year	19,188	61,623

	21,828	267,766

Total	1,600,033	1,957,755

        The average interest rate on short-term borrowings was 3.45% and 3.31% per annum for the years ended December 31, 2016 and 2017, respectively. Certain long-term borrowings were classified as current liabilities because these borrowings are associated with certain solar power projects that are expected to be sold within one year.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. BORROWINGS (Continued)

b)
Long-term

        The Company's long-term borrowings consist of the following:

	At December 31, 2016	At December 31, 2017
	$	$
Bank borrowings
Unsecured long-term bank borrowings	—	87,852
Long-term bank borrowings secured by project assets and solar power systems	27,100	24,640
Long-term bank borrowings secured by property, plant and equipment	15,588	83,329
Long-term bank borrowings secured by equity	340,000	150,000
Long-term borrowings secured by inventory	—	8,164

	382,688	353,985
Borrowings from non-banking institutions
Long-term borrowings secured by project assets and solar power systems	49,767	—
Unsecured long-term borrowings	61,000	50,356

	110,767	50,356

Total	493,455	404,341

        The average interest rate on long-term borrowings was 3.75% and 3.06% per annum for the years ended December 31, 2016 and 2017, respectively.

        Future principal repayments on the long-term borrowings are as follows:

2018	1,128,450
2019	332,956
2020	42,775
2021	12,873
2022	5,637
Thereafter	10,100

Total	1,532,791
Less: future principal repayment related to long-term borrowings, current portion	(1,128,450)

Total long-term portion	$404,341

        On June 20, 2013, Canadian Solar New Energy (Tumushuke) Co. Ltd., the Company's 100% owned subsidiary, entered into a loan agreement, denominated in RMB, with China Development Bank, Suzhou Branch ("CDB"). The total credit facility under this agreement is $41,312 and used to

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. BORROWINGS (Continued)

finance the project costs. The outstanding borrowing under this agreement equaled $24,946 at December 31, 2017, which requires repayment semi-annually and matures in 2026. The loan is secured by solar power systems. As at December 31, 2017, the Company met all the requirements of the financial covenants.

        On August 28, 2013, CSI Solar Power Group Co., Ltd. (formerly "CSI Solar Power (China) Inc.") entered into a financing agreement, denominated in RMB, with CDB, pursuant to which CDB agreed to provide long-term financing of $7,652 for the construction of solar power projects in Suzhou National New and High-tech Industrial Development Zone. The outstanding borrowing under this agreement equaled $3,826 at December 31, 2017, which requires repayment semi-annually and matures in 2021. The loan is secured by project assets and guaranteed by Canadian Solar Manufacturing (Changshu) Inc. As at December 31, 2017, the Company met all the requirements of the financial covenants.

        On June 25, 2014, CSI-GCL (Yan Cheng) Solar Manufacturing Co., Ltd. ("YCSM") entered into a financing agreement, denominated in RMB, with local Chinese state-owned companies, which agreed to provide long-term construction financing of $64,277 for the construction of solar power projects and production line construction in Yancheng, Jiangsu. The facility is free of securities, financial covenants or restrictions. The total outstanding borrowings under this agreement equaled $52,924 at December 31, 2017, which requires repayment of $19,944, $26,093 and $6,887 in 2018, 2019 and 2020, respectively.

        On November 25, 2015, Recurrent entered into a facility agreement for $150,000 with Ping An Bank, China (Shanghai) Pilot Free Trade Zone Branch, to finance its project development and operation. The outstanding borrowing under this agreement was $150,000 at December 31, 2017, which requires full repayment in 2019. The loan is secured by 100% LLC interests of Recurrent and guaranteed by CSI and CSI Solar Power Group Co., Ltd. As at December 31, 2017, the Company was in compliance with all requirements of the financial covenants.

        On January 6, 2016, Canadian Solar Manufacturing (Luoyang) Inc. entered into a loan agreement, denominated in RMB, with a local Chinese state-owned company, which agreed to provide long-term working capital financing of approximately $9,182. The total outstanding borrowings under this agreement equaled $8,446 at December 31, 2017, which require full repayment in 2019. The agreement does not contain any financial covenants or restrictions.

        On January 28, 2016, Canadian Solar Solutions Inc. and Canadian Solar Manufacturing Vietnam Co., Ltd. entered into a loan agreement of $60,000 with International Finance Corporation ("IFC"), a member of World Bank Group, to fund the construction of solar cell and module production facilities in Vietnam and other countries approved by IFC. The outstanding borrowing under this agreement was $15,025 at December 31, 2017, which requires repayment of $5,008, $5,008 and $5,009 in 2018, 2019 and 2020, respectively. The loan is secured by accounts receivable, inventory and property, plant and equipment. As at December 31, 2017, the Company was in compliance with all requirements of the financial covenants.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. BORROWINGS (Continued)

        On March 23, 2016, CSI Cells Co., Ltd. entered into a financing agreement, denominated in RMB, with a local Chinese state-owned company, which agreed to provide long-term working capital financing of approximately $47,290. The total outstanding borrowings under this agreement were $24,512 at December 31, 2017, which require repayment of $15,923, $2,813 and $5,776 in 2018, 2019 and 2020, respectively. The agreement does not contain any financial covenants or restrictions.

        On September 28, 2016, Canadian Solar Projects K.K entered into a financing agreement with Sumitomo Mitsui Banking Corporation, denominated in JPY, which agreed to provide revolving long-term working capital financing of approximately $87,852. The total outstanding borrowings under this agreement was $87,852 at December 31, 2017. The borrowing is unsecured and guaranteed by CSI and does not contain any financial covenants or restrictions.

        On January 13, 2017, Canadian Solar Manufacturing (Thailand) Co., Ltd entered into a syndicated credit facility, denominated in U.S. dollars, arranged by Siam Commercial Bank Public Company Limited, and China Minsheng Banking Corporation Ltd is one of the lenders. The total credit facility under this agreement is $210,000 and to finance the construction of solar cell and module manufacturing facilities in Thailand. The outstanding borrowings under this agreement was $67,215 at December 31, 2017, which requires quarterly repayments and matures in 2022. The loan is secured by prepaid land use rights, property, plant and equipment, and guaranteed by CSI Solar Power Group Co., Ltd. The borrowing also contains some financial covenants measured by liabilities. As of December 31, 2017, the Company met all the requirements of financial covenants.

        On March 29, 2017, Canadian Solar Manufacturing (Luoyang) Inc. entered into an entrusted loan agreement, denominated in RMB, with Ping An International Financial Leasing Co., Ltd. and a Chinese bank, which agreed to provide two-year working capital financing of approximately $2,619. The total outstanding borrowings under this agreement equaled $1,660 at December 31, 2017, which requires repayment of $1,319 and $341 in 2018 and 2019, respectively. The loan is unsecured and guaranteed by CSI Solar Power Group Co., Ltd. and Canadian Solar Manufacturing (Changshu) Inc. The agreement does not contain any financial covenants or restrictions.

        On March 31, 2017, Canadian Solar Sun Energy (Suzhou) Co., Ltd entered into a financing agreement, denominated in RMB, with Bank of Jiangsu, which agreed to provide long-term construction financing of $21,426 for enhancement of solar module manufacturing in in Suzhou, Jiangsu. The outstanding borrowing under this agreement was $9,183 at December 31, 2017, which requires repayment of $3,306, $3,306 and $2,571 in 2018, 2019 and 2020, respectively. The loan is secured by property, plant and equipment and guaranteed by CSI Solar Power Group Co., Ltd. The agreement does not contain any financial covenants or restrictions.

        On July 1, 2017, Canadian Solar Japan K.K. entered into a financing agreement with Mizuho Bank, Ltd, denominated in JPY, which agreed to provide revolving long-term working capital financing of approximately $8,164. The total outstanding borrowings under this agreement equaled $8,164 at December 31, 2017. The loan is secured by inventory and accounts receivable. The agreement does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. BORROWINGS (Continued)

        The long-term borrowings disclosed above bear floating interest rates from nil to 7.485% per annum.

c)
Interest expense

        The Company capitalized interest costs incurred on borrowings obtained to finance construction of solar power projects or property, plant and equipment until the asset is ready for its intended use. The interests incurred during the years ended December 31, 2015, 2016 and 2017 are as follows:

	Years Ended December 31
	2015	2016	2017
	$	$	$
Interest capitalized—project assets	102	47,881	13,274
Interest capitalized—solar power systems	23,328	3,113	—
Interest capitalized—property, plant and equipment	912	819	1,010
Interest expense	54,148	69,723	117,971

Total interest incurred	78,490	121,536	132,255

15. SHORT-TERM NOTES PAYABLE

        The Company enters into arrangements with banks whereby the banks issue notes to the Company's vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks' settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company's restricted cash balances and other deposits with the same bank, the notes payable do not represent cash borrowings from the bank and, as such, the associated cash payments have been recorded by the Company as an operating activity in the consolidated statements of cash flows. As of December 31, 2016 and 2017, short-term notes payable was $296,663 and $572,631, respectively.

16. SHORT-TERM COMMERCIAL PAPER

        On September 5, 2016, the Company issued a RMB400 million ($60 million) commercial paper at par value with a fixed interest rate of 5.5% per annum for a tenor of one year, the net proceeds from the issuance after deducting issuance expenses, were approximately RMB398.4 million ($59.9 million), interest is payable from September 7, 2016, the paper matured on September 7, 2017 and repayable at its principal amount plus accrued interest. The amortization expense was RMB1,092 ($160) for the year ended December 31, 2017. Coupon interest of RMB15,008 ($2,199) was recorded for the year ended December 31, 2017. Principal amount plus accrued interest was paid off as of December 31, 2017.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

16. SHORT-TERM COMMERCIAL PAPER (Continued)

        On September 23, 2016, the Company issued a RMB500 million ($74.8 million) commercial paper for a term of nine months with a fixed interest rate of 5.3% per annum, the net proceeds from the issuance after deducting issuance expenses, were approximately RMB498.5 million ($74.7 million), interest is payable from September 26, 2016, the paper matured on June 23, 2017 and repayable at its principal amount plus accrued interest. The amortization expense was RMB961 ($140) for the year ended December 31, 2017. Coupon interest of RMB12,560 ($1,826) was recorded for the year ended December 31, 2017. Principal amount plus accrued interest was paid off as of December 31, 2017.

17. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Beginning balance	54,644	65,193	61,139
Warranty provision	15,876	9,817	19,793
Warranty costs incurred	(3,872)	(13,663)	(26,552)
Foreign exchange effect	(1,455)	(208)	1,279

Ending balance	65,193	61,139	55,659

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

        In addition to the general reserve, the Company's PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company's PRC subsidiaries are considered as restricted net assets amounting to $461.8 million as of December 31, 2017.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

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

        As of December 31, 2016 and 2017, the carrying value of the convertible notes was $125,569 and $126,476, respectively. The balance at December 31, 2016 and 2017 was net of unamortized issuance costs of $1,931 and $1,024, respectively. The debt issuance costs are being amortized through interest expense over the period from February 18, 2014, the date of issuance, to February 15, 2019, the date of expiration, using the effective interest rate method which was 4.96% for the year ended December 31, 2017. The amortization expense was $810, $898 and $907 for the years ended December 31, 2015, 2016 and 2017, respectively. Coupon interest of $5,642 and $5,419 was recorded for the years ended December 31, 2016 and 2017, of which, $2,008and $2,008 was not paid and recorded in other payables on the consolidated balance sheets, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES

        The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Income before income taxes
Canada	79,631	57,922	(30,524)
United States	(14,183)	(74,002)	(33,205)
PRC including Hong Kong	174,201	152,588	173,266
Japan	14,284	7,981	28,164
United Kingdom	(7,536)	(25,781)	403
Other	(23,569)	(35,457)	5,830

	222,828	83,251	143,934

Current tax
Canada	71,002	610	346
United States	40,567	96,172	(54,482)
PRC including Hong Kong	20,154	29,181	(7,383)
Japan	5,388	3,381	31,266
United Kingdom	419	(206)	—
Other	823	(9,263)	(8,008)

	138,353	119,875	(38,261)

Deferred tax
Canada	(44,548)	6,366	(6,464)
United States	(45,024)	(74,562)	67,426
PRC including Hong Kong	7,305	(31,731)	23,452
Japan	58	361	(4,499)
United Kingdom	—	—	(353)
Other	(6,632)	(2,333)	(350)

	(88,841)	(101,899)	79,212

Total income tax expense
Canada	26,454	6,976	(6,118)
United States	(4,457)	21,610	12,944
PRC including Hong Kong	27,459	(2,550)	16,069
Japan	5,446	3,742	26,767
United Kingdom	419	(206)	(353)
Other	(5,809)	(11,596)	(8,358)

	49,512	17,976	40,951

        The Company mainly operates in Canada, PRC, Japan, Germany, the United States, Hong Kong, Thailand and Vietnam.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES (Continued)

Canada

        The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5% for the years ended December 31, 2015, 2016 and 2017.

        Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 25% for all years ended December 31, 2015, 2016 and 2017.

United States

        Canadian Solar (USA) Inc. was incorporated in Delaware, USA and is subject to federal, California, and other states' corporate income taxes at a rate of 38.56%, 37.69% and 38.61% for the years ended December 31, 2015, 2016 and 2017, respectively.

        Canadian Solar Energy Acquisition Co. was incorporated in Delaware, USA on January 22, 2015 and is subject to federal, California, and other states' corporate income taxes at a rate of 40.75%, 43.63% and 38.32% for the years ended December 31, 2015, 2016 and 2017, respectively.

Japan

        Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 35.64%, 35.15% and 32.02% for the years ended December 31, 2015, 2016 and 2017, respectively.

Germany

        Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2015, 2016 and 2017, respectively.

Vietnam

        Canadian Solar Manufacturing Vietnam Co., Ltd was incorporated in Vietnam in June 25, 2015 and is subject to Vietnamese corporate income taxes at a normal statutory rate of 10%. The Company enjoyed tax exemption from 2016 as its first profitable year. For 2017, it continued to enjoy the tax exemption. The exemption will expire in year 2019. The Company will use a reduced statutory rate of 5% from 2020 to 2028.

Thailand

        Canadian Solar Manufacturing (Thailand) Co.,Ltd. was incorporated in Thailand in November 20, 2015 and is subject to Thailand corporate income taxes at a normal statutory rate of 20%. The Company currently has two Board of Investment certificates for tax exemption which have different

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES (Continued)

effective years. The licenses both started from year 2017, one of which will expire in year 2022 and the other in year 2025.

Hong Kong

        Canadian Solar International Ltd. was incorporated in Hong Kong, China, and is subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2015, 2016 and 2017, respectively.

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

        CSI Solartronics (Changshu) Co., Ltd., CSI Solar Technologies Inc., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Power Group Co., Ltd. (formerly "CSI Solar Power (China) Inc.") are all subject to the enterprise income tax rate of 25% for the years ended December 31, 2015, 2016 and 2017.

        Suzhou Sanysolar Materials Technology Co., Ltd. is subject to the enterprise income tax rate of 15% resulting from its High and New Technology Enterprise status for the years ended December 31, 2015, 2016 and 2017 and Canadian Solar Manufacturing (Changshu) Inc. Changshu Tlian Co., LTD and CSI Cells Co., Ltd., for the year ended December 31, 2017.

        The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31, 2016 and 2017 was $2,747 and $3,083, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES (Continued)

        The following table illustrates the movement and balance of the Company's liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2015, 2016 and 2017, respectively.

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Beginning balance	10,844	9,490	5,684
Addition for tax positions related to the current year	196	1,376	1,376
Reductions for tax positions from prior years/Statute of limitations expirations	—	(5,436)	(1,094)
Foreign exchange effect	(1550)	254	215

Ending balance	9,490	5,684	6,181

        The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada, China and the United States. Generally, the Company's taxation years from 2010 to 2017 are open for reassessment to the Canadian tax authorities. The Company's taxation years from 2007 through 2017 are subject to examination by the Chinese tax authorities due to its permanent establishment in China. The Company is subject to taxation in the United States and various state jurisdictions. The Company is not currently under examination by the federal or state tax authorities. The Company's income tax returns for 2013 through 2017 remain open to examination by the US tax authorities.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. Though not being clearly defined, a special circumstance would suffice where any underpayment of income taxes exceeds RMB100. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company's Chinese subsidiaries might be subject to reexamination by the Chinese tax authorities on non-transfer pricing matters for taxation years up to 2012 retrospectively, and on transfer pricing matters for taxation years up to 2007 retrospectively. There is no statute of limitations in case of tax evasion in China.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES (Continued)

        The components of the deferred tax assets and liabilities are presented as follows:

	At December 31, 2016	At December 31, 2017
	$	$
Deferred tax assets:
Accrued warranty costs	23,228	17,945
Bad debt allowance	8,058	7,288
Investment in affiliates under tax equity transactions	54,187	24,859
Inventory write-down	4,564	3,283
Future deductible expenses	13,321	17,652
Depreciation and impairment difference of property, plant and equipment and solar power systems	29,668	13,333
Accrued liabilities related to countervailing and antidumping duty deposits	111,021	59,983
Deferred tax assets relating to sales of solar power systems	996	2,721
Net operating losses carry-forward	48,678	52,007
Unrealized foreign exchange loss and capital loss	3,278	3,888
Others	4,450	17,912

Total deferred tax assets, gross	301,449	220,871
Valuation allowance	(71,469)	(65,399)

Total deferred tax assets, net of valuation allowance	229,980	155,472

Deferred tax liabilities:	3,315	2,742
Derivative assets
Depreciation difference of property, plant and equipment	468	243
Insurance recoverable	16,727	21,420
Others	2,838	4,833

Total deferred tax liabilities	23,348	29,238

Net deferred tax assets	206,632	126,234

Analysis as:
Non-current deferred tax assets	229,980	131,796
Non-current deferred tax liabilities	(23,348)	(5,562)

Net deferred tax assets	206,632	126,234

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES (Continued)

        Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Beginning balance	52,985	55,959	71,469
Additions (Reversals)	(944)	14,486	(5,361)
Addition from acquisition of Recurrent	4,949	—	—
Foreign exchange effect	(1,031)	1,024	(709)

Ending balance	55,959	71,469	65,399

        As of December 31, 2017, the Company has accumulated net operating losses of $229,708, of which $111,392 will expire between 2018 and 2037, and the remaining can be carried forward indefinitely.

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

        The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $71,469 and $ 65,399 as at December 31, 2016 and 2017, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES (Continued)

        Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2015	2016	2017
Combined federal and provincial income tax rate	27%	27%	27%
Effect of permanent difference	1%	(16)%	(18)%
Effect of different tax rate on earnings in other jurisdictions	(3)%	(18)%	(7)%
Effect of tax holiday	—%	(4)%	(2)%
Unrecognized tax provision	—%	4%	—%
Change in valuation allowance	—%	32%	(6)%
Effect of change in tax rate	—%	—%	39%
Others	(3)%	(3)%	(5)%

	22%	22%	28%

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises in PRC earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2017, all of the undistributed earnings of approximately $353.4 million attributable to the Company's PRC subsidiaries and affiliates are considered to be permanently reinvested, and no provision for PRC withholding income tax on dividend has been made thereon accordingly. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $17.6 million to $35.3 million, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

        On December 22, 2017, the U.S. president signed into law H.R.1, originally known as the "Tax Cuts and Jobs Act." The Act includes substantial changes to taxation of businesses with one of the most important being the top tax rate reduction from 35% to 21% and presents significant potential impacts on financial statements including the reassessment of the value of deferred taxes and taxes on mandatory repatriation. Per ASC 740, companies are required to recognize the effect of tax law changes in the period of enactment. Therefore, the Company has reflected the impacts of the tax law changes on the current provision. Effective for tax years beginning after December 31, 2017, the corporation tax rate is permanently reduced to 21%. The federal rate change resulted in a net overall deferred tax asset reduction and result in additional tax expense.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. INCOME TAXES (Continued)

        The aggregate amount and per share effect of tax holiday are as follows:

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of US Dollars, except per share data)
The aggregate amount	—	3,343	2,850
Per share—basic	—	0.06	0.05
Per share—diluted	—	0.06	0.05

21. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of US Dollars, except share and per share data)
Numerator:
Net income attributable to Canadian Solar Inc.—basic	$171,861	$65,249	$99,572
Dilutive effect of interest expense of convertible notes	5,275	—	4,649

Net income attributable to Canadian Solar Inc.—diluted	$177,136	$65,249	$104,221

Denominator:
Denominator for basic calculation—weighted average number of common shares—basic	55,728,903	57,524,349	58,167,004
Diluted effects of share number from share options and RSUs	1,343,162	534,714	547,821
Diluted effects of share number from warrants	20,658	—	—
Dilutive effects of share number from convertible notes	3,333,333	—	2,833,333

Denominator for diluted calculation—weighted average number of common shares—diluted	60,426,056	58,059,063	61,548,158

Basic earnings per share	$3.08	$1.13	$1.71

Diluted earnings per share	$2.93	$1.12	$1.69

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. EARNINGS PER SHARE (Continued)

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings per share for the years indicated.

	Years Ended December 31,
	2015	2016	2017
Share options and RSUs	115,017	476,043	372,743

22. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from related parties of $26,102 as of December 31, 2017 consists of (i) trade receivable of $13,930 for development services provided to Roserock, the Company's 49% owned affiliate, (ii) cash funding of $11,052 to Garland, another 49% owned affiliate, (iii) cash funding of $921 to Pilipinas Newton Energy Corp, the Company's 40% owned affiliate, and (iv) $199 receivable for O&M service provided to CSIF, the Company's 14.76% owned affiliate. No amount was due as of December 31, 2017.

        The amount due from related parties of $19,082 as of December 31, 2016 consists of (i) trade receivable of $1,446 for solar power products sold to Gaochuangte, the Company's 40% owned affiliate in 2016, which became a subsidiary of the Company in 2017, (ii) prepayments for bid deposits of $1,897 to CSI Skypower, the Company's 50% owned affiliate, and (iii) trade receivable of $15,739 for solar power products sold and development services provided to Tranquillity, Garland and Roserock, the Company's 49% owned affiliates. No amount was due as of December 31, 2016.

        The amount due to related parties of $6,023 as of December 31, 2017 consists of (i) a trade payable of $5,096 due to Suzhou iSilver Materials Co., Ltd., the Company's 15% owned affiliate, for raw materials purchased, (ii) payable for equipment purchase of $927 million to Suzhou Kzone Equipment Technology Co., Ltd, the Company's 32% owned affiliate obtained in September 2017.

        The amount due to related parties of $19,912 as of December 31, 2016 consists of (i) a trade payable of $19,912 due to Gaochuangte for the EPC service fees.

Related party transactions:

Guarantees and loans

        Dr. Shawn Qu, Chairman, President and Chief Executive Officer, fully guaranteed one-year loan facilities from Chinese commercial banks of RMB896 million, RMB896 million and RMB1,346 million ($206.0 million) in 2015, 2016 and 2017, respectively. Amounts drawn down from the facilities as at December 31, 2015, 2016 and 2017 were $78,225, $79,558 and $135,225, respectively.

        Dr. Shawn Qu fully guaranteed three-year loan facilities of $150 million from Chinese commercial banks in 2015. The facility was fully drawn down as at December 31, 2016 and 2017.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        In the first quarter of 2015, Dr. Shawn Qu loaned the Company $35.0 million at an interest rate of 4.25% per annum. The Company fully repaid the loan, including interest of $21, in March 2015.

        In 2015, Recurrent entered into buyer payment guaranties with a third party supplier in connection with certain solar module supply agreements of Tranquillity and Garland, pursuant to which Recurrent unconditionally guarantees to the third party supplier the timely payment in full when due and other payment obligations of Tranquillity and Garland required under the solar module supply agreements. The payable balance due by Tranquillity and Garland was nil and $11.1 million, respectively, as of December 31, 2016 and was both nil, as of December 31, 2017.

Sales and purchase contracts with affiliates

        In 2017, the Company sold 13 solar power projects to CSIF, the Company's 14.76% owned affiliate in Japan, in the amount of JPY18,426,754 ($163,155) recorded in revenue and JPY3,148,648($27,879) recorded in other operating income, provided asset management service and O&M service to CSIF in the amount of JPY303,772($2,699) and JPY32,119 ($285), respectively.

        In 2017, the Company sold solar power products to Gaochuangte in the amount of RMB11,352 ($1,648), before Gaochuangte became the Company's 80% owned subsidiary.

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

        In 2017, 2016 and 2015, the Company incurred costs of RMB44,271 ($6,430), RMB54,891 ($8,274) and RMB175,272 ($28,159) to Gaochuangte for EPC services related to the Company's solar power projects, respectively. These amounts were recorded in project assets.

        In 2017, the Company purchased raw materials from Suzhou iSilver Materials Co., Ltd in the amount of RMB331,958 ($49,113), purchased equipment from Suzhou Kzone Equipment Technology Co., Ltd in the amount of RMB29,704 ($4,395).

        In 2016, the Company purchased raw materials from Suzhou iSilver Materials Co., Ltd in the amount of RMB53,271 ($8,030).

23. COMMITMENTS AND CONTINGENCIES

a)
Lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and the United States. Such leases have remaining terms ranging from one to 402 months and are renewable upon negotiation. Rental expenses were $15,451, $17,116 and $19,765 for the years ended December 31, 2015, 2016 and 2017, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2017 were as follows:

Year Ending December 31:	$
2018	10,230
2019	8,884
2020	8,025
2021	6,889
2022	4,965
Thereafter	71,667

Total	110,660

b)
Property, plant and equipment purchase commitments

        As of December 31, 2017, the commitments for the purchase of property, plant and equipment were $201,577.

c)
Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers in the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts.

        The following is a schedule, by year, of future minimum obligation, using market prices, under all supply agreements as of December 31, 2017:

Year Ending December 31:	$
2018	1,187,834

d)
Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010. In 2011, the Company did not meet its purchase commitment for the respective years. The Company believes that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,144 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of the loss on the long-term purchase commitments. The Company did not record a loss on firm purchase commitments in any of the three years ended December 31, 2017.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The agreement was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862 as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,409 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. As of December 31, 2017, the accrued amount of $25,682 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million in the notice.

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

        In July 2010, CSI Cells Co. Ltd., one of the Company's wholly-owned subsidiaries, filed a request for arbitration against LDK with Shanghai International Economy and Trade Arbitration Commission, formerly known as CIETAC Shanghai Branch in relation to wafer supply contracts the Company entered into with LDK in October 2007, or the 2007 Supply Contract and in June 2008, or the 2008 Supply Contracts. In December 2012, CIETAC Shanghai Branch awarded RMB248.9 million in compensation plus RMB2.32 million in arbitration expenses to LDK for the damages LDK claimed to have suffered from the alleged breaches by the Company of the 2007 Supply Contract and 2008 Supply Contracts between July 2009 and September 2010, or the 2012 Arbitral Award.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

2007 Supply Contract and 2008 Supply Contracts because of the alleged breaches under these contracts. On October 18, 2013, the Xinyu Intermediate Court stayed these proceedings pending the decision by the Suzhou Intermediate Court as to the 2012 Arbitral Award.

        On September 9, 2015, the Suzhou Intermediate Court ruled in favor of LDK. On October 19, 2015, the Company reached a settlement agreement with LDK, or the 2015 Settlement Agreement. Under the 2015 Settlement Agreement, the Company agreed to pay RMB132.7 million ($20.8 million translated by using the rate in 2015) to LDK and to purchase 64.3 million pieces of silicon wafers from LDK at market price over a three year period starting in or around December 2015, in exchange for which LDK (i) would release the Company from the 2012 Arbitration Award and waive its rights and claims thereunder and (ii) would withdraw its complaints from the Xinyu Intermediate Court and terminate such proceedings. The Suzhou Intermediate Court reviewed the 2015 Settlement Agreement and terminated the enforcement proceeding relating to the 2012 Arbitral Award. The $20.8 million paid to LDK was recognized as general and administrative expenses in 2015. As of December 31, 2014, the Company had provided a full allowance against the advance to LDK of $9,798, due to the uncertainty of recovery. As of December 31, 2015, the allowance was written-off.

        On May 19, 2016, the Company received a copy of a bill of complaint from Xinyu Intermediate Court, in which LDK's receiver applied to the court for an order to revoke the 2015 Settlement Agreement pursuant to PRC bankruptcy law, and requested it to pay an amount that had been waived by LDK under the 2015 Settlement Agreement. In May 2017, the Xinyu Intermediate Court made a judgment in favor of LDK's receiver, revoking the 2015 Settlement Agreement and requiring CSI Cells to pay RMB58.5 million to LDK's receiver and bear court expenses at RMB0.8 million. The Company recorded a $8.6 million provision in the first quarter of 2017 and CSI Cells appealed the judgment. In November 2017, the Jiangxi High People's Court, or Jiangxi High Court, dismissed CSI Cells' appeal and upheld the original judgment. CSI Cells then appealed this judgment to the Supreme People's Court of The People's Republic of China, or the Supreme Court. In January 2018, the Supreme Court put CSI Cells' appeal on record pending examination. To date, no decision has been made by the Supreme Court. In March 2018, LDK's receiver applied to the Xinyu Intermediate Court for compulsory execution of its judgment. The Xinyu Intermediate Court has accepted the LDK receiver's application, and the execution procedure is currently in progress.

Class Action Lawsuits

        Following the two subpoenas from the SEC in 2010, six class action lawsuits were filed in the U.S. District Court for the Southern District of New York, or the New York cases, and another class action lawsuit was filed in the U.S. District Court for the Northern District of California, or the California case. The New York cases were consolidated into a single action in December 2010. On January 5, 2011, the California case was dismissed by the plaintiff, who became a member of the lead plaintiff group in the New York action. On March 11, 2011, a Consolidated Complaint was filed with respect to the New York action. The Consolidated Complaint alleges generally that the Company's financial disclosures during 2009 and early 2010 were false or misleading; asserts claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder; and names the Company, its chief executive officer and its former chief financial officer as defendants. The Company filed its

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

motion to dismiss in May 2011, which was taken under submission by the Court in July 2011. On March 30, 2012, the Court dismissed the Consolidated Complaint with leave to amend, and the plaintiffs filed an Amended Consolidated Complaint against the same defendants on April 19, 2012. On March 29, 2013, the Court dismissed with prejudice a class action lawsuit filed against the Company and certain named defendants alleging that the Company's financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The court found that the plaintiffs failed to adequately allege a securities law violation and granted the Company's motion to dismiss all claims against all defendants with prejudice. On December 20, 2013, the United States Court of Appeals for the Second Circuit affirmed the district court's order dismissing such class action lawsuit.

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

        In January 2015, the plaintiff in the class action lawsuit filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Court dismissed the Company's application for leave to appeal and the class action is at the merits stage. The Company believes the Ontario action is without merit and the Company is defending it vigorously.

Countervailing and antidumping duties

        In October 2011, a trade action was filed with the U.S. Department of Commerce, or USDOC, and the U.S. International Trade Commission, or USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose antidumping and countervailing duties on Chinese-origin CSPV cells. The Company was identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. The Company also has affiliated U.S. operations that import the subject goods from China.

        On October 9, 2012, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigations on CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the USITC determined that imports of CSPV cells had caused material injury to the U.S. CSPV industry. This decision was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit (Federal Circuit).

        As a result of these determinations, the Company was required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules the rates of which applicable to the Company were 13.94% (antidumping duty) and 15.24% (countervailing duty), respectively. The Company paid all the cash deposits due under these determinations. Several parties challenged the determinations of the USITC in appeals to the CIT. On August 7, 2015, the CIT sustained the USITC's final determination and on January 22, 2018, the Federal Circuit upheld the CIT's decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The first administrative reviews were concluded on July 14, 2015, when the USDOC published its final results of the first administrative reviews of the antidumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to the Company were revised to 9.67% (antidumping duty) and 20.94% (countervailing duty), respectively. The rates at which duties will be assessed and payable for the reviewed periods were appealed to the CIT. The CIT affirmed the USDOC's remand determination as to the final results of the countervailing duty review, and no change was made to our countervailing duty rate. This decision has not been appealed to the Federal Circuit. The CIT likewise affirmed USDOC's remand determination as to the final results of the antidumping duty review, and no change was made to our antidumping duty rate. The CIT's decision affirming USDOC's determination on the antidumping duty rate has now been appealed to the Federal Circuit, with a decision expected in late 2018 or 2019.

        The second administrative reviews were concluded in June 2016 (antidumping duty) and July 2016 (countervailing duty) when the USDOC published the final results of the second administrative reviews of the antidumping and countervailing duty orders on CSPV cells. Due to these decisions, the antidumping duty rate applicable to the Company was reduced to 8.52% (from 9.67%). Because the Company was not subject to the second administrative review of the countervailing duty order, its countervailing duty rate remained at 20.94%. There is no ongoing litigation related to the countervailing duty rate. The antidumping duty rates at which duties will be assessed and payable for the reviewed period are subject to ongoing litigation at the CIT, including remand proceedings before

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

USDOC in which the agency has announced no change to the antidumping duty rate at this time. Further decisions on these appeals are expected later in 2018.

        The third administrative reviews were concluded in June 2017 (antidumping duty) and July 2017 (countervailing duty) when the USDOC published the final results of the third administrative reviews of the antidumping and countervailing duty orders on CSPV cells. As result of these decisions, the duty rates applicable to us were changed to 13.07% (from 8.52%) (antidumping duty) and 18.30% (from 20.94%) (countervailing duty). The rates at which duties will be assessed and payable for the reviewed period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until late 2018, or 2019.

        The fourth and fifth of these reviews are ongoing and are expected to conclude in mid-2018 and mid-2019, respectively. The preliminary countervailing duty results of the fourth administrative review estimate a reduced countervailing duty rate of 13.72% (from 18.30%). The Company is vigorously contesting the preliminary results in the final phase of this administrative review. The Company is not subject to the fourth administrative review of the antidumping duty order. Therefore, our antidumping duty rate will remain at 13.07%.

        The Company was just selected for individual review in the fifth administrative review of the countervailing duty order. The final results of this review and the fourth administrative review of the countervailing duty order and the fifth administrative review of the antidumping duty order may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to the Company. These duty rates could materially and adversely affect our U.S. import operations and increase the Company's cost of selling into the U.S.

        On December 31, 2013, SolarWorld US filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also alleged that Taiwanese producers of certain CSPV cells and modules dumped their products into the United States. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 orders described above. The Company was identified as one of a number of Chinese producers exporting the subject goods to the U.S. market.

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

        On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, the Company is required to pay cash deposits on these CSPV products the rates of which applicable to its Chinese CSPV products subject to Solar 2 orders were 30.06% (antidumping duty) and 38.43% (countervailing duty), respectively. The cash deposit rate

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

applicable to its Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. The Company paid all the cash deposits due under these determinations.

        The countervailing duty rate applicable to the Company was challenged at the CIT and the Company was a party to these proceedings. In September 2017, the CIT sustained USDOC's CVD remand determination, which reduced Canadian Solar's CVD rate from 38.43% to 33.58%. The case has not been further appealed and, thus, the decision is final. Canadian Solar and other interested parties also appealed the scope of the Solar 2 antidumping and countervailing orders determined by Commerce to the CIT. The CIT affirmed Commerce's scope determinations on July 21, 2017. That decision has been appealed to the Federal Circuit, and a decision is expected later in 2018

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The first administrative reviews for both the Chinese and Taiwanese orders of Solar 2 were concluded in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order), respectively, when the USDOC published the final results. Because the Company was not subject to the first administrative reviews of the Chinese orders of Solar 2, its duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for its Chinese CSPV products subject to Solar 2 orders during the period of the first administrative review. For its imports of Taiwanese CSPV products subject to the Solar 2 orders, DOC calculated antidumping duty rates ranging from 3.56% to 4.20%.

        The second administrative reviews for both the Chinese and Taiwanese orders of Solar 2 are expected to conclude in mid-2018. The Company is not subject to the second reviews of the Chinese orders of Solar 2, meaning that there will be no change in the duty rates applicable to it in that proceeding. The USDOC's preliminary results of the second review of the Taiwanese order of Solar 2 calculated an antidumping margin of 1.07% for Canadian Solar entities. The final results for the Taiwanese order of Solar 2 will set a new cash deposit rate, which may differ from the cash deposit rates applicable to the Company. These duties could materially and adversely affect the Company's U.S. import operations and increase its cost of selling into the U.S.

        The third administrative reviews for both the Chinese and Taiwanese orders of Solar 2 are ongoing and are expected to conclude in mid-2019.

        In 2017, a total of $7.6 million cash deposits were paid relating to countervailing and antidumping rulings in the U.S., of which $7.3 million were charged into cost of sales. As of December 31, 2017, $0.3 million countervailing and antidumping rulings remained in inventories. In addition, the Company booked the benefits of two reversals of $42.6 million and $15.0 million, primarily associated with prior years' module sales based on the final rates of the third administrative review of Solar 1 and the first administrative review of Solar 2 carried out by the U.S. Department of Commerce, respectively.

        On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by SolarWorld Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

United States in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

        On January 23, 2018, the President of the United States imposed a safeguard measure on imports of CSPV cells, whether or not partially or fully assembled into other products such as modules, consisting of (1) a tariff-rate quota for four years on imports of CSPV cells not partially or fully assembled into other products, with (a) an in-quota quantity of 2.5 gigawatts, and (b) a tariff rate applicable to over-quota CSPV cells of 30%, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year; and (2) a 30% tariff for four years on CSPV modules, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year. This safeguard measure, which became effective on February 7, 2018, applies to CSPV products imported from all countries, except for certain developing country members of the World Trade Organization.

        The safeguard measure may be amended or eliminated during the mid-term review, which should take place in 2020, as required by U.S. law. The President may then reduce, modify, or terminate the action taken if the President determines that: (1) the domestic industry has made a positive adjustment to import competition; (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition; or (3) the effectiveness of the safeguard action has been impaired by changed economic circumstances.

        On February 9, 2018, Canadian Solar and two other manufacturers and exporters of CSPV modules from Canada challenged the applicability of the safeguard measure to U.S. imports of CSPV modules from Canada. The Canadian parties applied to the CIT for a temporary restraining order and preliminary injunction (TRO/PI) to halt the imposition of the 30% tariff on CSPV modules imported from Canada. The CIT denied the application, and the Canadian parties have appealed this decision to the Federal Circuit.

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an antidumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products.

        On December 6, 2013, the EU imposed definitive antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China.

        On February 28, 2014, the Company filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive antidumping measures and of the regulation imposing the definitive countervailing measures (case T-162/14 and joined cases T-158/14, T-161/14, and T-163/14). The General Court rejected these actions for annulment. On May 8, 2017, the Company appealed the judgements of the General Court before the Court of Justice of the EU (cases C-236/17 and C-237/17). The appeals are pending.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

        On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On March 3, 2017, the European Commission extended the antidumping and countervailing measures for 18 months on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On September 16, 2017, the European Commission amended the form of the antidumping and countervailing measures for certain Chinese exporters (but not for Canadian Solar).

        On March 13, 2018, the European Commission published notices of expiry of the antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The notices provide that the measures will expire on September 3, 2018, unless the EU industry (successfully) requests the European Commission to initiate expiry (sunset) reviews by June 3, 2018.

        On June 3, 2015, the Canada Border Services Agency released final determinations of dumping and subsidization which found dumping calculated by way of a Ministerial Specification based on a Non Market Economy finding applicable to all cooperative exporters and ascertained a Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal determined that a Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. The Company does not believe the imposition of these duties will have a material negative effect upon its results of operations because it has significant module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve its Canadian business.

24. SEGMENT INFORMATION

        The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker ("CODM") for making decisions, allocating resources and assessing performance. The Company's CODM has been identified as the Chief Executive Officer of the Company, since he reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Company.

        Following the Company's decision to expand its business to include both building and selling and building and operating solar power projects, the Company operated its business in three principal reportable business segments in 2015: module and system solutions ("MSS") segment, energy development segment and electricity generation segment. Following its decision to terminate plans to create and spin off a publicly-traded "yieldco" that would hold the majority of the Company's solar power projects in operation, the Company have operated its business in two principal reportable business segments since 2016, i.e., MSS segment and energy segment. The prior year segment information has been restated to conform to the current year's presentation. The MSS segment primarily comprises the design, development, manufacture and sales of solar power products and solar system kits, and O&M services. The energy segment primarily comprises solar project development and

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. SEGMENT INFORMATION (Continued)

sale, EPC and development services, operating solar power projects and sales of electricity. The sales from MSS segment to energy segment have terms and conditions similar to sales to third parties. The Company's CODM reviews net revenue and gross profit and does not review balance sheet information by segment. In 2017, the MSS segment provided O&M services which were provided by the energy segment. Net revenues, cost of revenues and gross profit of MSS segment and energy segment for the years ended December 31, 2015 and 2016 have been restated to conform to the current year's presentation.

        The following table summarizes the Company's revenues and gross profit generated from each segment:

	Years Ended December 31, 2017
	MSS	Energy	Elimination	Total
	$	$	$	$
Net revenues	2,850,859	677,470	(137,936)	3,390,393
Cost of revenues	2,390,686	473,453	(111,344)	2,752,795

Gross profit	460,173	204,017	(26,592)	637,598

	Years Ended December 31, 2016
	MSS	Energy	Elimination	Total
	$	$	$	$
Net revenues	2,825,270	106,432	(78,624)	2,853,078
Cost of revenues	2,429,207	66,955	(60,272)	2,435,890

Gross profit	396,063	39,477	(18,352)	417,188

	Years Ended December 31, 2015
	MSS	Energy	Elimination	Total
	$	$	$	$
Net revenues	2,675,999	975,937	(184,310)	3,467,626
Cost of revenues	2,278,805	778,050	(165,999)	2,890,856

Gross profit	397,194	197,887	(18,311)	576,770

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customers' headquarters:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Europe and other regions:
—Germany	75,912	132,185	94,066
—Netherlands	12,859	36,732	51,357
—United Kingdom	98,800	73,274	48,295
—Australia	18,150	33,634	48,069
—Turkey	7,547	9,544	24,833
—Spain	8,246	22,516	13,471
—Others	111,869	103,280	76,049

	333,383	411,165	356,140

The Americas:
—United States	903,748	863,500	628,815
—Brazil	—	33,002	388,554
—Canada	747,100	193,790	52,194
—Others	99,152	13,217	38,599

	1,750,000	1,103,509	1,108,162

Asia:
—PRC	402,180	585,296	874,559
—Japan	578,173	373,396	476,946
—India	262,536	292,234	336,468
—Singapore	24,131	7,615	97,483
—U.A.E	—	5,391	91,991
—Others	117,223	74,472	48,644

	1,384,243	1,338,404	1,926,091

Total net revenues	3,467,626	2,853,078	3,390,393

        The following table summarizes the Company's long-lived assets, including property, plant and equipment, non-current project assets, solar power systems, prepaid land use rights and intangible

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. SEGMENT INFORMATION (Continued)

assets at December 31, 2016 and 2017 by geographic region, based on the physical location of the assets:

	At December 31, 2016	At December 31, 2017
	$	$
PRC	434,989	675,291
Japan	167,465	99,673
United States	67,652	71,761
Canada	7,308	8,827
Others	136,457	193,452

Total long-lived assets	813,871	1,049,004

        The following table summarizes the Company's revenues generated from each product or service:

	Years Ended December 31,
	2015	2016	2017
	$	$	$
Solar power products	2,303,287	2,573,685	2,551,509
Solar system kits	93,406	86,794	84,598
Solar power projects	557,995	22,665	632,256
EPC and development services	385,882	11,990	2,925
Electricity	32,059	68,789	29,236
O&M services	3,310	4,128	6,938
Others	91,687	85,027	82,931

Total net revenues	3,467,626	2,853,078	3,390,393

25. MAJOR CUSTOMERS

        No customers accounted for 10% or more of total net revenues.

        The accounts receivable from three customers with the largest receivable balances represents 12%, 4% and 4% of the balance of the account at December 31, 2017, and 9%, 6% and 4% of the balance of the account at December 31, 2016, respectively. The balance from the customer with the largest receivable balance is $43,218 and $34,468 as of December 31, 2016 and 2017, respectively.

26. EMPLOYEE BENEFIT PLANS

        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for eligible employees is based on 20% of the applicable payroll cost in 2016. The expense incurred by the Company to these defined contributions schemes was $6,189, $7,186 and $9,412 for the years ended December 31, 2015, 2016 and 2017, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

26. EMPLOYEE BENEFIT PLANS (Continued)

        In addition, in 2017, the Company is required by PRC law to contribute approximately 10%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefit schemes were $8,193, $9,128 and $10,447 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Options to Employees

        As of December 31, 2017, there was nil unrecognized compensation expense related to share-based compensation awards. During the years ended December 31, 2015, 2016 and 2017, $355, $44 and nil was recognized as compensation expense, respectively.

        The Company utilizes the Binomial option-pricing model to estimate the fair value of stock options. No stock options were granted in 2015, 2016 and 2017.

        The Company used the market yield of Chinese International Government Bonds, denominated in U.S. dollar, with maturities that can cover the contractual life of the shares option for the risk-free rates. In 2013, since the Company has been listed for approximately 7 years and its share price history is more comparable to the life of the issued options, the Company estimated the expected volatility based on the annualized standard deviation of its daily stock price return from the date of listing to the valuation date. The Company's dividend policy is to retain earnings for reinvestment purpose, thus the dividend yield is assumed to be zero. The Company estimated the annual exit rates based on the historical general exit rate of employees at different levels. The Company estimated the exercise multiple based on the historical exercise pattern of prior employee stock options granted by the Company.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

27. SHARE-BASED COMPENSATION (Continued)

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Terms	Aggregate Intrinsic Value
		$		In Thousands of U.S. Dollars
Options outstanding at January 1, 2017	466,286	14.52	3 years	1,081
Granted	—
Exercised	(97,113)	9.03
Forfeited	—

Options outstanding at December 31, 2017	369,173	15.97	2 years	2,068

Options vested or expected to be vested at December 31, 2017	369,173	15.97	2 years	2,068

Options exercisable at December 31, 2017	369,173	15.97	2 years	2,068

        The weighted average grant-date fair values of options granted in 2015, 2016 and 2017 was nil. The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was $3,422, $2,643 and $605, respectively.

RSUs to Employees

        The Company granted 574,488, 868,036 and 1,033,001 RSUs to employees in 2015, 2016 and 2017, respectively. The RSUs entitle the holders to receive the Company's common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $13.2 million, $12.1 million and $13.3 million that will be recognized ratably over the vesting period for the RSUs granted in 2015, 2016 and 2017, respectively. In the years ended December 31, 2015, 2016 and 2017, the Company recognized $5,611, $7,713 and $9,314 in compensation expense associated with these awards, respectively.

        As of December 31, 2017, there was $21,867 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.65 years.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

27. SHARE-BASED COMPENSATION (Continued)

        A summary of the RSU activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
		$
Unvested at January 1, 2017	1,402,859	17.27
Granted	1,033,001	13.11
Vested	569,423	14.49
Forfeited	(134,390)	20.89

Unvested at December 31, 2017	1,732,047	15.42

        The total fair value of RSUs vested during the years ended December 31, 2015, 2016 and 2017 was $4,641, $7,271 and $12,091, respectively.

28. WARRANTS

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

        On the issuance dates of the Warrants, the Company recorded them at the fair value of $16,378 with an offset to the borrowing proceeds. The Company recognized a gain of $24,554 and $711 from change in fair value of the Warrants in the consolidated statements of operations for the year ended December 31, 2016 and 2017, respectively. The Warrants expired at October 25, 2017 and December 10, 2017, respectively.

        The Company utilizes the Binomial model to estimate the fair value of the Warrants. The following assumptions were used to estimate the fair value of the Warrants as of the date that the Warrants were originally issued and as of December 31, 2016:

	At October 26, 2015	At December 11, 2015	At December 31, 2016
Exercise price	$24.48	$28.08	$24.48 ~ $28.08
Risk-free interest rate	0.672%	0.935%	0.850% ~ 0.875%
Dividend yield	—	—	—
Time to maturity	2	2	0.82 ~ 0.94
Expected volatility	67.24%	65.13%	53.99% ~ 59.21%

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

28. WARRANTS (Continued)

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

        The following is a reconciliation of the beginning and expiration the Warrants:

Derivative Liabilities	At December 31, 2017
$
Beginning balance	711
Expiration of the Warrants	(711)

Ending balance	—

29. CAPITAL LEASES

        During 2017, the Company sold certain machinery ("leased assets") to third party financing companies (the "purchaser-lessor") and simultaneously entered into contracts to lease back the leased assets from the purchaser-lessor for periods ranging from two to four years. Pursuant to the terms of the contracts, the Company is required to pay to the purchaser-lessor quarterly lease payments over the terms of the lease and has the option to re-purchase the machinery for a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately $6.5million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets.

        In March 2017, the Company entered into a two-year finance leasing contract with a third-party lessor to lease equipment with carrying amount of $23.0 million. Pursuant to the terms of the contract, the Company is required to pay to the lessor quarterly lease payment over the lease term and has the option to re-purchase these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease.

        As of December 31, 2016 and 2017, the net value of the leased assets are:

	At December 31, 2016	At December 31, 2017
	$	$
Machinery and equipment	17,206	131,624
Accumulated depreciation	(6,473)	(46,727)

Machinery and equipment, net	10,733	84,897

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Thousands of U.S. Dollars, unless otherwise indicated)

29. CAPITAL LEASES (Continued)

        The Company also leases machinery from third parties in the PRC under non-cancellable capital leases. As of December 31, 2017, future minimum lease payments for assets under capital leases to be paid over the remaining terms of up to four years were as follows:

Year Ending December 31:	$
2018	59,340
2019	33,300
2020	14,231
2021 and thereafter	3,425

Total minimum lease payments	110,296
Less: amount representing interest	6,982

Present value of net minimum lease payments	103,314
Current portion	59,942

Non-current portion	43,372

        The current portion of the present value of net minimum lease payments is recorded in other payables, while the non-current portion is recorded in other non-current liabilities.

30. SUBSEQUENT EVENTS

        In January 2018, the Company entered into an agreement with Photon Energy NV to co-develop five utility-scale solar power projects, with a total capacity of 1.14 GWp, in New South Wales, Australia.

        In February 2018, the Company completed the sale of solar power plants totaling 142 MWp in the U.K. to Greencoat Solar II LP, for approximately GBP 191.2 million ($267.7 million), net of distributions of GBP 3.8 million ($5.3 million) made prior to closing.

        In March 2018, the Company completed the sale of its interests in three solar power plants totaling 309 MWp in the U.S. to Korea Electric Power Corporation, for approximately $720 million.

Additional Information—Financial Statement Schedule I

Canadian Solar Inc.

        Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.'s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2017 of $461.8 million, exceeded the 25% threshold.

        The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31, 2016	December 31, 2017
	(In Thousands of U.S. Dollars, except share data)
ASSETS
Current assets:
Cash and cash equivalents	21,348	16,957
Accounts receivable trade, net of allowance for doubtful accounts of $3,007 and $3,642 as of December 31, 2016 and 2017, respectively	103	6,207
Amounts due from related parties	419,075	375,843
Derivative assets—current	2,425	—
Advances to suppliers, net of allowance for doubtful accounts of $5,225 and $5,222 as of December 31, 2016 and 2017, respectively	—	60
Prepaid expenses and other current assets	4,871	11,490

Total current assets	447,822	410,557
Investment in subsidiaries	789,633	1,005,176
Deferred tax assets—non-current	22,609	9,185
Other non-current assets	64,903	67,940

TOTAL ASSETS	1,324,967	1,492,858

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	10,000	151,000
Accounts payable	3	3
Amounts due to related parties	73,053	139,091
Derivative liabilities—current	1,914	—
Other current liabilities	10,952	36,914

Total current liabilities	95,922	327,008
Accrued warranty costs	2,950	—
Convertible notes	125,569	126,476
Long-term borrowings	190,000	—
Deferred tax liabilities—non-current	20,054	524
Liability for uncertain tax positions	5,791	6,625

TOTAL LIABILITIES	440,286	460,633

Equity:
Common shares—no par value: unlimited authorized shares, 57,830,149 and 58,496,685 shares issued and outstanding at December 31, 2016 and 2017, respectively	701,283	702,162
Additional paid-in capital	(8,897)	417
Retained earnings	284,109	383,680
Accumulated other comprehensive loss	(91,814)	(54,034)

TOTAL EQUITY	884,681	1,032,225

TOTAL LIABILITIES AND EQUITY	1,324,967	1,492,858

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31
	2015	2016	2017
	(In Thousands of U.S. Dollars)
Net revenues	23,302	13,748	35,011
Cost of revenues	15,850	9,657	29,542

Gross profit	7,452	4,091	5,469

Operating expenses:
Selling expenses	3,309	3,727	2,221
General and administrative expenses	29,124	17,167	18,390
Research and development expenses	450	589	645
Other operating loss	—	—	1,173

Total operating expenses	32,883	21,483	22,429

Loss from operations	(25,431)	(17,392)	(16,960)

Other income (expenses):
Interest expense	(17,241)	(29,032)	(20,078)
Interest income	34,471	44,666	42,191
Gain (loss) on change in fair value of derivatives	(13,571)	30,988	(7,134)
Foreign exchange gain (loss)	1,324	(3,810)	(18,110)
Gain on repurchase of convertible notes	—	2,782	—
Investment loss	—	—	(11,944)

Other income (expenses), net:	4,983	45,594	(15,075)

Income (loss) before income taxes and equity in earnings (loss) of subsidiaries and unconsolidated investees	(20,448)	28,202	(32,035)
Income tax (expense) benefit	(1,231)	(6,599)	1,686
Equity in earnings of subsidiaries	193,813	43,596	130,048
Equity in earnings (loss) of unconsolidated investees	(273)	50	(127)

Net income	171,861	65,249	99,572

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of U.S. Dollars)
Net income	171,861	65,249	99,572
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	(79,913)	(31,958)	37,780

Comprehensive income	91,948	33,291	137,352

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2016	2017
	(In Thousands of U.S. Dollars)
Operating activities:
Net income	171,861	65,249	99,572
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	32	32	33
Loss on disposal of subsidiaries	—	—	9,559
Impairment loss of investment	—	—	3,686
(Gain) loss on change in fair value of derivatives	13,571	(30,988)	7,134
Gain on repurchase of convertible notes	—	(2,782)	—
Allowance for doubtful accounts	1,535	(844)	2,666
Equity in earnings of subsidiaries	(193,813)	(43,596)	(130,048)
Equity in loss (earnings) of unconsolidated investees	273	(50)	127
Share-based compensation	5,966	7,757	9,314
Changes in operating assets and liabilities:
Inventories	296	146	—
Accounts receivable trade	2,189	3,010	(6,739)
Amounts due from related parties	228,284	21,731	57,539
Advances to suppliers	(226)	226	(60)
Prepaid expenses and other current assets	(7,106)	6,955	(5,715)
Other non-current assets	(14,710)	(2,039)	1,016
Accounts payable	3	(4)	—
Advances from customers	1,352	(1,413)	(1,069)
Amounts due to related parties	103,348	(129,307)	66,038
Accrued warranty costs	(2,941)	(12,381)	(10,639)
Other liabilities	4,484	(297)	23,505
Liability for uncertain tax positions	(1,111)	(7,413)	833
Deferred taxes	1,451	199	(6,106)
Net settlement of derivatives	(3,950)	17,043	(6,358)

Net cash provided by (used in) operating activities	310,788	(108,766)	114,288

Investing activities:
(Increase) decrease in restricted cash	(6,513)	6,512	—
Investment in subsidiaries	(116,840)	—	(64,185)
Proceeds from disposal of subsidiaries	—	—	61,749
Purchase of property, plant and equipment	—	—	(26)
(Funding) repayment of loans to subsidiaries	(550,776)	299,578	(74,458)

Net cash provided by (used in) investing activities	(674,129)	306,090	(76,920)

Financing activities:
Proceeds from short-term borrowings	10,000	—	—
Repayment of short-term borrowings	—	(190,000)	(49,000)
Proceeds from long-term borrowings	364,680	—	—
Proceeds from issuance of warrant	16,378	—	—
Investment on non-controlling interest	(918)	—	—
Proceeds from issuance of common shares	—	23,864	—
Issuance costs paid for common shares offering	—	(456)	—
Payment for repurchase of convertible notes	—	(19,667)	—
Proceeds from exercise of stock options	1,867	707	879

Net cash provided by (used in) financing activities	392,007	(185,552)	(48,121)

Effect of exchange rate changes	2,085	(24,630)	6,362

Net increase (decrease) in cash and cash equivalents	30,751	(12,858)	(4,391)
Cash and cash equivalents at the beginning of the year	3,455	34,206	21,348

Cash and cash equivalents at the end of the year	34,206	21,348	16,957

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	15,299	29,288	18,375
Income taxes paid	—	—	—

Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and Date of Incorporation	Attributable Equity Interest Held	Principal Activity
CSI Solartronics (Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Sales and marketing of solar products
CSI New Energy Holding Co., Ltd.	PRC January 7, 2005	100%	Investment holding
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of modules
Canadian Solar Japan K.K.	Japan June 21, 2009	100%	Sales and marketing of modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project and manufacture of solar modules
CSI Solar Power Group Co., Ltd. (formerly named/known as "CSI Solar Power (China) Inc.")	PRC July 7, 2009	100%	Investment holding and trading
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of modules
Canadian Solar (Australia) Pty Limited	Australia February 3, 2011	100%	Developing solar power project
Canadian Solar International Limited	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O and M (Ontario) Inc.	Canada May 10, 2011	100%	Solar farm operating and maintenance service
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	75.324%	Production of solar module materials
Canadian Solar South East Asia Pte. Ltd.	Singapore September 19, 2011	100%	Sales and marketing of modules
Canadian Solar South Africa (Pty) Ltd	South Africa June 22, 2012	100%	Sales and marketing of modules
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil November 14, 2012	100%	Sales and marketing of solar modules, and provide solar energy solution to customer
Canadian Solar Middle East Limited	United Arab Emirates December 10, 2012	100%	Sales and marketing of modules
Canadian Solar Construction (USA) LLC	USA May 20, 2014	100%	Solar farm operating and maintenance service
Canadian Solar Projects K.K.	Japan May 20, 2014	100%	Developing solar power project
CSI&GCL Solar Manufacturing (Yan Cheng) Inc.	PRC May 29, 2014	80%	Research and developing, manufacture and sales of solar cells, and solar power projects development
Canadian Solar UK Ltd.	United Kingdom May 29, 2014	100%	Sales and marketing of modules
Canadian Solar UK Projects Ltd.	United Kingdom August 29, 2014	100%	Developing solar power project

Subsidiary	Place and Date of Incorporation	Attributable Equity Interest Held		Principal Activity
Changshu Tegu New Material Technology Co., Ltd.	PRC September 2, 2014	90%		EVA solar packaging film research and development, production, and sales
Changshu Tlian Co., Ltd.	PRC December 26, 2014	100%		Junction box and connector research, development, production and sales
Canadian Solar Trading (Changshu) Inc.	PRC January 22, 2015	100%		Sales of solar wafers, cells and other photovoltaic products
Recurrent Energy Group Inc.	USA January 22, 2015	100%		Developing solar power project
Recurrent Energy, LLC	USA March 31, 2015	100%		Developing solar power project
PT. Canadian Solar Indonesia	Indonesia February 26, 2015	67%		Production of solar modules
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam June 25, 2015	100%		Production of solar modules
Canadian Solar Energy Private Limited	India May 06, 2015	100%		Sales and marketing of modules
Canadian Solar MSS (Australia) Pty Ltd (formerly named/known as "Canadian Solar Australia 1 Pty Ltd. ")	Australia August 03, 2015	100%		Sales and marketing of modules
Canadian Solar Energy Holding Company Limited	Hong Kong September 22, 2015	100%		Project investment, financing, trading of solar modules
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand November 20, 2015	99.99992%		Cells and module production
Canadian Solar Sunenergy (Suzhou) Co., Ltd.	PRC May 12, 2016	100%		Production of solar modules
Canadian Solar Energy Holding Singapore 1 Pte. Ltd.	Singapore June 7, 2016	100%		Development & Ownership of Solar PV Projects
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC August 18, 2016	100%		Production of solar modules, ingots and wafers
CSI Cells (Yancheng) Co., Ltd.	PRC May 18, 2017		*	Production of solar cells
CSI Modules (DaFeng) Co., Ltd.	PRC May 16, 2017		**	Production of solar modules

*
CSI Cells holds 3.23% equity rights of CSI Cells (Yancheng) Co., Ltd. A limited partnership fund, of which CSI Cells holds 37.33% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.17% shares as a general partner, holds 96.77% equity rights of CSI Cells (Yancheng) Co., Ltd.

**
CSI Changshu Manufacturing holds 4% equity rights of CSI Modules (DaFeng) Co., Ltd. A limited partnership fund, of which CSI Changshu Manufacturing holds 14.93% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.07% shares as a general partner, holds 96% equity rights of CSI Modules (DaFeng) Co., Ltd.