Form 20-F
period 2018-12-31
Canadian Solar Inc.
filed 2019-04-25
CIK 1375877

Use these links to rapidly review the document

CANADIAN SOLAR INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

             59,180,624 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2018.

             Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No ☒

             If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

             Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

             Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "accelerated filer," "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

        Unless otherwise indicated, references in this annual report on Form 20-F to:

  •
  "AC" and "DC" refer to alternating current and direct current, respectively;

  •
  "AUD" and "Australian dollars" refer to the legal currency of Australia;

  •
  "BRL" and "Brazilian reals" refer to the legal currency of Brazil.

  •
  "China" and the "PRC" refer to the People's Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "COD" refers to completion of development;

  •
  "CSI," "we," "us," "our company" and "our" refer to Canadian Solar Inc., a Canadian company, its predecessor entities and its consolidated subsidiaries;

  •
  "C$" and "Canadian dollars" refer to the legal currency of Canada;

  •
  "EPC" refers to engineering, procurement and construction;

  •
  "EU" refers to the European Union.

  •
  "FIT" refers to feed-in tariff;

  •
  "MSS" refers to module and system solutions;

  •
  "O&M services" refers to operation and maintenance services;

  •
  "PPA" refers to power purchase agreement;

  •
  "PV" refers to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

  •
  "RMB" and "Renminbi" refer to the legal currency of China;

  •
  "SEC" refers to the U.S. Securities and Exchange Commission

  •
  "shares" and "common shares" refer to common shares, with no par value, of Canadian Solar Inc.;

  •
  "THB" and "Thai Bhat" refer to the legal currency of Thailand;

  •
  "U.S." refers to the United States of America;

  •
  "W," "kW," "MW" and "GW" refer to watts, kilowatts, megawatts and gigawatts, respectively;

  •
  "$," "US$" and "U.S. dollars" refer to the legal currency of U.S.;

  •
  "€" and "Euro" refer to the legal currency of the Economic and Monetary Union of the European Union;

  •
  "£" and "British pounds" refer to the legal currency of the United Kingdom; and

  •
  "¥," "JPY" and "Japanese yen" refer to the legal currency of Japan;

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018.

        We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht and Brazilian reals per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York to translate

Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht and Brazilian reals to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report. Unless otherwise stated, the translation of Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht and Brazilian reals into U.S. dollars was made by the noon buying rate in effect on December 31, 2018, which was RMB6.8755 to $1.00, €0.8729 to $1.00, £0.7835 to $1.00, ¥109.70 to $1.00, C$1.3644 to $1.00, AUD1.4192 to $1.00, THB32.3100 to $1.00 and BRL3.8804 to $1.00. We make no representation that the Renminbi, Euro, British pounds, Japanese yen, Canadian dollar, Australian dollars, Thai Baht, Brazilian reals or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht, Brazilian reals or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

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

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

Selected Consolidated Financial and Operating Data

        The following selected statement of operations data for the years ended December 31, 2016, 2017 and 2018 and balance sheet data as of December 31, 2017 and 2018 have been derived from our consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial and operating data in conjunction with those financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F.

        Our selected consolidated statement of operations data for the years ended December 31, 2014 and 2015 and our consolidated balance sheet data as of December 31, 2014, 2015 and 2016 were derived from our consolidated financial statements that are not included in this annual report.

        All of our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

	For the years ended, or as of, December 31,
	2014	2015	2016	2017	2018
	(In thousands of $, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	2,960,627	3,467,626	2,853,078	3,390,393	3,744,512
Income from operations	366,314	247,371	93,164	269,345	364,657
Net income	243,887	173,316	65,275	102,983	242,431
Net income attributable to Canadian Solar Inc.	239,502	171,861	65,249	99,572	237,070
Earnings per share, basic	4.40	3.08	1.13	1.71	4.02
Shares used in computation, basic	54,408,037	55,728,903	57,524,349	58,167,004	58,914,540
Earnings per share, diluted	4.11	2.93	1.12	1.69	3.88
Shares used in computation, diluted	59,354,615	60,426,056	58,059,063	61,548,158	62,291,670
Other financial data:
Gross margin	19.6%	16.6%	14.6%	18.8%	20.7%
Operating margin	12.4%	7.1%	3.3%	7.9%	9.7%
Net margin	8.2%	5.0%	2.3%	3.0%	6.5%

	For the years ended, or as of, December 31,
	2014	2015	2016	2017	2018
	(In thousands of $, except share and per share data, and operating data and percentages)
Selected operating data:
Solar power products sold (in MW)
—MSS segment(1)	2,436.4	4,085.0	5,138.1	6,538.8	5,916.1
—Energy segment(2)	376.2	298.8	65.7	354.3	901.1

Total	2,812.6	4,383.8	5,203.8	6,893.1	6,817.2

Average selling price (in $ per watt)
—Solar module	0.67	0.58	0.51	0.40	0.34
Balance Sheet Data:
Net current assets (liabilities)	366,621	(392,231)	69,697	(22,709)	125,964
Total assets	3,068,115	4,413,928	5,406,606	5,889,627	4,892,658
Net assets	729,574	832,510	899,390	1,059,775	1,272,845
Long-term borrowings	134,300	606,577	493,455	404,341	393,614
Convertible notes	145,691	146,674	125,569	126,476	127,428
Common shares	675,236	677,103	701,283	702,162	702,931
Number of shares outstanding	55,161,856	55,965,443	57,830,149	58,496,685	59,180,624

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

        Our business is affected by conditions in the solar power market and industry. We believe that the solar power market and industry may from time to time experience oversupply. When this occurs, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, may be adversely affected. Although our shipments of solar modules increased year-over-year in 2016 and 2017, they slightly decreased in 2018. The average selling prices for our solar modules declined from the previous year in each of 2016, 2017 and 2018. Over the past several quarters, oversupply conditions across the value chain and foreign trade disputes have affected industry-wide demand and put pressure on average selling prices, resulting in lower revenue for many industry participants. If the supply of solar modules grows faster than demand, and if governments continue to reduce financial support for the solar industry and impose trade barriers for solar power products, demand and the average selling price for our products could be materially and adversely affected.

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

        If solar power technology is not suitable for widespread adoption or if sufficient demand for solar power products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability. Currently, demand for solar power products and services in Europe generally remains weak as a result of reductions in FITs in Germany and the elimination of FITs in Italy, the two largest European markets over the past several years. Although demand in other regions, including China, Japan, the U.S. and India, as well as many other emerging markets in Asia, the Middle East and Africa, has offset the decline in European demand, we cannot assure you that this demand will be sustainable or that any recent positive trends in supply or demand balance will persist.

The operating results of our energy segment and the mix of revenues from our MSS and energy segments may be subject to significant fluctuation due to a number of factors, including the unpredictability of the timing of the development and sale of our solar power projects and our inability to find third party buyers for our solar power projects in a timely manner, on favorable terms and conditions, or at all.

        Our energy segment develops, sells and/or operates and maintains solar power projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. After completing their development, we either sell our solar power projects to third party buyers, or operate them under power purchase agreements, or PPAs, or other contractual arrangements with utility companies or grid operators. Revenues from our energy segment decreased by $869.5 million, or 0.89 times, from $975.9 million for the year ended December 31, 2015 to $106.4 million for the year ended December 31, 2016, and then increased by $571.0 million, or 5.4 times, to $677.5 million for the year ended December 31, 2017, and further then increased by

$898.1 million, or 1.3 times, to $1,575.6 million for the year ended December 31, 2018. We intend to monetize the majority of our current portfolio of solar power projects in operation with an estimated resale value of approximately $1.2 billion as of February 28, 2019. We also intend to monetize certain of our projects before they reach their respective COD. However, there is no assurance whether or when we will be able to realize their estimated resale value.

        The operating results of our energy segment may be subject to significant period-over-period fluctuations for a variety of reasons, including but not limited to the unpredictability of the timing of the development and sale of our solar power projects, changes in market conditions after we have committed to projects, availability of project financing and changes in government regulations and policies, all of which may result in the cancellation of or delays in the development of projects, inability to monetize or delays in monetizing projects or changes in amounts realized on monetization of projects. If a project is canceled, abandoned or deemed unlikely to occur, we will charge all prior capital costs as an operating expense in the quarter in which such determination is made, which could materially adversely affect operating results.

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

        Most solar power projects, including our own, require financing for development and construction with a mixture of equity and third-party funding. The cost of capital affects both the demand and price of solar power systems. A high cost of capital may materially reduce the internal rate of return for solar power projects and therefore put downward pressure on the prices of both solar systems and solar modules, which typically comprise a major part of the cost of solar power projects.

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

        Historically, our MSS segment has accounted for the majority of our net revenues, contributing 96.2%, 80.0% and 57.9% of our net revenues in 2016, 2017 and 2018, respectively. However, we have, in recent years, increased our investment in, and management attention on, our energy segment, which primarily consists of solar power project development and sale, operating solar power projects and sale of electricity.

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

        The market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. At present, the cost of solar power exceeds retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries, most notably China, Germany, Italy, the Czech Republic, the U.S., Japan, Canada (Ontario), South Korea, India, France, Australia and the United Kingdom, have provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards and other incentives. These governments have implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Some of these government mandates and economic incentives have been or are scheduled to be reduced or eliminated altogether. For example, the June 1, 2018 announcement by the National Development and Reform Commission, or the NDRC, that it intended to reduce subsidies for ground mounted and distributed PV projects and to decrease China's FIT policy has adversely impacted the solar markets. It is likely that this trend will continue, and that, eventually, subsidies for solar energy will be phased out completely.

        While solar power projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate subsidies for solar energy, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact both solar module prices and the value of our solar power projects. The reduction, modification or elimination of government subsidies and economic incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

        The demand for solar power products and services is influenced by macroeconomic factors, such as global economic conditions, demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, the solar and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other subsidies designed to benefit the solar industry. During 2016, 2017 and 2018, a decrease in solar power tariffs in many markets placed downward pressure on the price of solar systems in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar power projects and solar power products and services weakens as a result, our business and results of operations may be adversely affected.

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

        The development and construction of solar power projects involve known and unknown risks. We may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering and permitting and may incur legal and other expenses before we can determine whether a project is feasible. Success in developing a particular project is contingent upon, among other things:

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

        If we are unable to complete the development of a solar power project or we fail to meet any agreed upon system-level capacity or energy output guarantees or warranties (including our 25 year power output performance guarantees) or other contract terms, or our projects cause grid interference or other damage, the EPC or other agreements related to the project may be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

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

        In contrast to producing solar modules, developing solar power projects requires more management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management's attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar power projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar power projects at prices and on terms and timing that are acceptable to us.

        Our energy segment also includes operating solar power projects and selling electricity to the local or national grid or other power purchasers. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar power, technological advancements and the failure of our power generation facilities.

We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration and other clauses, all of which could materially and adversely affect our energy segment, financial condition, results of operations and cash flows.

        We may not be able to enter into PPAs for our solar power projects due to intense competition, increased supply of electricity from other sources, reduction in retail electricity prices, changes in government policies or other factors. There is a limited pool of potential buyers for electricity generated by our solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of additional power plants. We may experience delays in entering into PPAs for some of our solar power projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, which could materially and adversely affect our financial condition, results of operations and cash flows.

        Substantially all of the electric power generated by our solar power projects will be sold under long-term PPAs with public utilities, licensed suppliers or commercial, industrial or government end users. We expect our future projects will also have long-term PPAs or similar offtake arrangements such as FIT programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

        Some of our PPAs are subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Further, some of our long-term PPAs do not include inflation-based price increases. Certain of the PPAs for our own projects and those for projects that we have acquired and may acquire in the future contain or may contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. If these provisions are exercised, our financial condition, results of operations and cash flows could be materially and adversely affected. Additionally, certain of the project-level financing arrangements for projects allow, and certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that the related PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods. Certain of our PPAs and project-level financing arrangements include, and in the future may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, if we cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. The termination of any of our PPAs or the acceleration of the maturity of any of our financing arrangements as a result of a change-in-control event could have a material adverse effect on our financial condition, results of operations and cash flows.

If the supply of solar wafers and cells increases in line with increases in the supply of polysilicon, then the corresponding oversupply of solar wafers, cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

        Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry has experienced an oversupply of high-purity silicon since the beginning of 2009. This has contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. Demand for solar power products remained soft through 2012 but began to pick up in the second half of 2013. The average selling price of our solar modules decreased from $0.67 per watt in 2014 to $0.58 per watt in 2015, $0.51 per watt in 2016, $0.40 per watt in 2017 and $0.34 per watt in 2018. Although we believe that there is a relative balance between capacity and demand at low prices due to industry consolidation, increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share. Moreover, due to fluctuations in the supply and price of solar power products throughout the value chain, we may not be able, on an ongoing basis, to procure silicon, wafers and cells at reasonable costs if any of the above risks materializes. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.

        We have entered into a number of long-term supply agreements with several silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL-Poly Energy Holdings Limited, or GCL, Deutsche Solar AG, or Deutsche Solar, and Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK.

        In 2009 and thereafter, we amended our agreements with certain of these suppliers to adjust the purchase price to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we were required to purchase. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments were made without collateral and are to be credited against the purchase prices payable by us. As of December 31, 2018, the balance of the advance payments that we have made to GCL, Deutsche Solar and LDK totaled $23.3 million.

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

        In 2007, we entered into a three-year agreement, or the 2007 Supply Contract, with LDK under which we purchased specified quantities of silicon wafers and LDK converted our reclaimed silicon feedstock into wafers. In June 2008, we entered into two 10-year wafer supply agreements, or the 2008 Supply Contracts, with LDK, under which we agreed to purchase specified volumes of wafers at pre-determined prices each year, commencing January 1, 2009. In April 2010, we gave LDK termination notices for the 2007 Supply Contract and the 2008 Supply Contracts on the grounds that they refused to deduct from the selling price the deposits paid by us previously. We also initiated arbitration proceedings against LDK under the supply contracts, seeking a refund of the initial deposits that we paid to them. On October 19, 2015, we reached a settlement agreement with LDK, or the 2015 Settlement Agreement. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." We recorded a charge of $20.8 million related to the 2015 Settlement Agreement in general and administrative expense in the third quarter of 2015.

        On May 19, 2016, we received a copy of a bill of complaint from the Jiangxi Xinyu Intermediate People's Court, or the Xinyu Intermediate Court, in which LDK's receiver applied to the court for an order to revoke the 2015 Settlement Agreement pursuant to PRC bankruptcy law, and requested us to pay an amount that had been waived by LDK under the 2015 Settlement Agreement. In May 2017, the Xinyu Intermediate Court made a judgment in favor of LDK's receiver, revoking the 2015 Settlement Agreement and requiring CSI Cells to pay RMB 58.5 million to LDK's receiver and bear court expenses of RMB 0.8 million. We recorded a $8.6 million provision in the first quarter of 2017 and we appealed the judgment. In November 2017, the Jiangxi High People's Court, or Jiangxi High Court, dismissed our appeal and upheld the original judgment. We then appealed this judgment to the Supreme People's Court of The People's Republic of China, or the Supreme Court. In January 2018, the Supreme Court put our appeal on record pending examination but later dismissed our request for retrial. In March 2018, LDK's receiver applied to the Xinyu Intermediate Court for compulsory execution of its judgment. In April 2018, the Xinyu Intermediate Court deducted RMB59.5 million from our accounts in execution of its judgment.

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

We are subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where we do business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

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

        In our energy segment, we are subject to numerous national, regional and local laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of wholesale energy markets are currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

        Regulatory changes in a jurisdiction where we are developing a solar power project may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

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

        We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business in countries in which we conduct activities. We face significant liabilities if we fail to comply with these laws. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. For example, in China, we may contract with and sell electricity to the national grid, a state-owned enterprise. In other countries where we develop, acquire or sell solar projects, we need to obtain various approvals, permits and licenses from the local or national governments. We can be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Any violation of the FCPA or other applicable anticorruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management's attention and resources, significant defense costs and other professional fees.

Because the markets in which we compete are highly competitive and evolving quickly, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy segment, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

        In our MSS segment, we face intense competition from a large number of competitors, including non-China-based companies such as First Solar, Inc., or First Solar, and SunPower Corporation, or SunPower, and China-based companies such as Trina Solar Limited, or Trina, JinkoSolar Holding Co., Limited, or Jinko, JA Solar Co., Limited, or JA Solar, and Hanwha Q Cells Co., Ltd., or Hanwha Q Cells. Some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. Some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

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

        Our energy segment has a global footprint and develops solar power projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. There is no guarantee that we can compete successfully in the markets in which we currently operate or the ones we plan to enter in the future. For example, in certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets. Our energy segment also provides EPC services in China, Canada, Australia and other countries. We face intense competition from other service providers in those markets.

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

        The international marketing, sale, distribution and delivery of our products and services expose us to a number of risks, including:

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

        Our revenue sources have fluctuated significantly over recent years. For example, in 2008, 89.5% of our revenues were attributable to Europe, while only 4.6% and 5.9% were attributable to the Americas and to Asia and other regions, respectively. However, in 2016, Europe and other regions contributed 9.6% while the Americas contributed 38.7% and Asia contributed 46.9% of our revenues; in 2017, Europe and other regions contributed 10.5% while the Americas contributed 32.7% and Asia contributed 56.8% of our revenues; and in 2018, Europe and other regions contributed 18.6% while the Americas contributed 39.4% and Asia contributed 42.0% of our revenues. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions becomes more prominent. This may adversely influence our financial performance.

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

        We intend to continue to extend our global reach and capture market share in various global markets. In doing so, we will be exposed to various risks, including political, regulatory, labor and tax risks. However, many perceive globalization to be in retreat and protectionism on the rise, as evidenced by the decision of Great Britain to leave the EU and the decision of U.S. President Donald Trump, to impose punitive tariffs on goods imported from China and renegotiate certain trade arrangements, such as the North American Free Trade Agreement. If trade tensions increase among the U.S., China and other countries, it may have a material adverse effect on our international operations. Furthermore, we may need to make substantial investments in our overseas operations, both initially and on an ongoing basis, in order to attain longer-term sustainable returns. These investments could negatively impact our financial performance before sustainable profitability is recognized.

We face risks related to private securities litigation.

        Our company and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013. The dismissal was subsequently affirmed by the circuit court in December 2013. The lawsuit in Canada is still on-going. As a preliminary matter, we challenged the Ontario Court's jurisdiction to hear the plaintiff's claim, but this motion was unsuccessful. In September 2014, the plaintiff obtained an order granting him leave to assert the statutory cause of action under the Ontario Securities Act for certain of his misrepresentation claims. In January 2015, the plaintiff obtained an order for class certification in respect of the claims for which he obtained leave to assert the statutory cause of action under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act, or CBCA. The Court dismissed our application for leave to appeal. The class action is at the merits stage and the common issues trial is scheduled to proceed in October 2019. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." If the case goes to trial, the Canadian action could require significant management time and attention and result in significant legal expenses. There is no guarantee that we will not become party to additional lawsuits. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. If we were to lose a lawsuit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

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

  •
  foreign currency fluctuations, particularly in British pounds, Renminbi, Canadian dollars, Japanese yen and Euros;

  •
  our ability to establish and expand customer relationships;

  •
  changes in our manufacturing costs;

  •
  the timing of new products or technology introduced or announced by our competitors;

  •
  fluctuations in electricity rates due to changes in fossil fuel prices or other factors;

  •
  allowances for doubtful accounts and advances to suppliers;

  •
  inventory write-downs;

  •
  impairment of property, plant and equipment;

  •
  impairment of project assets;

  •
  impairment of investments in affiliates;

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

        The majority of our sales in 2016, 2017 and 2018 were denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian reals and Canadian dollars. Our Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, including aluminium and silver paste, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars and Japanese yen. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollar, Renminbi, British pound, Canadian dollar, Japanese yen and Euro, may result in foreign exchange gains or losses. We recorded net foreign exchange gain of $25.4 million and net foreign exchange loss of $23.4 million in 2016 and 2017, respectively, and net foreign exchange gain of $6.5 million in 2018.

        The value of the Renminbi against the U.S. dollar, the Euro and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. In late 2005, China amended its policy of tracking the value of the Renminbi to the U.S. dollar to instead track against a basket of foreign currencies. This change caused the Renminbi to appreciate significantly against the U.S. dollar over the following three years. In June 2010, the PRC government announced that it would allow greater flexibility for the Renminbi to fluctuate against the U.S. dollar, which resulted in further appreciation of the Renminbi, although in 2014, the value of the Renminbi depreciated against the U.S. dollar. In 2015, the PRC government changed the way it calculates the mid-point price of the Renminbi against the U.S. dollar, requiring the market-makers who submit for the People's Bank of China's reference rates to consider the previous day's closing spot rate and foreign-exchange demand and supply, as well as changes in major currency rates. This change resulted in further depreciation of the Renminbi against the U.S. dollar. In 2016, the Renminbi continued to depreciate against the U.S. dollar. In response, the Chinese government imposed restrictions on capital outflows. In October 2016, the International Monetary Fund added the Renminbi into the Special Drawing Rights currency basket. However, the status of the Renminbi as an international currency is still being tested by the market. We cannot provide any assurances that the policy of the PRC government will not affect, or the manner in which it may affect the exchange rate between the Renminbi and the U.S. dollar or other foreign currencies in the future.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts. In addition to the requirement to provide collateral when entering into hedging contracts, there are notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. We do not enter into these contracts for trading purposes or speculation, and we believe all these contracts are entered into as hedges of underlying transactions. Nonetheless, these contracts involve costs and risks of their own in the form of transaction costs, credit requirements and counterparty risk. Also, the effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and associated management judgment on exchange rate movement, and downside protection. We recorded gains on change in foreign currency derivatives of $4.8 million in 2016, losses on change in foreign currency derivatives of $2.6 million in 2017 and $18.4 million in 2018. The gains or losses on change in foreign currency derivatives are related to our hedging program. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

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

        A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of tax laws (e.g., in connection with fundamental U.S. international tax reform); changes in U.S. GAAP; expiration of or the inability to renew tax rulings or tax holiday incentives; and the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

        Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products and services tend to decrease during the winter months in several markets, such as Canada, due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar power projects. Demand from some countries, such as the U.S. and China, may also be subject to significant seasonality. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

We may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in manufacturing capacity and solar project development.

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

        Construction of our solar power projects may require us to obtain project financing. If we are unable to obtain project financing, or if project financing is only available on terms which are not acceptable to us, we may be unable to fully execute our business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar power projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar power projects, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

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

        We require significant cash flow and funding to support our operations. As a result, we rely on short-term borrowings to provide working capital for our daily operations. Since the majority of our short-term borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. As of December 31, 2018, we had outstanding short-term borrowings of $550.7 million with Chinese banks.

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

        From time to time, we sell our products to high credit risk customers in order to gain early access to emerging or promising markets, increase our market share in existing key markets or because of the prospects of future sales with a rapidly growing customer. There are significant credit risks in doing business with these customers because they are often small, young and high-growth companies with significant unfunded working capital, inadequate balance sheets and credit metrics and limited operating histories. If these customers are not able to obtain satisfactory working capital, maintain adequate cash flow, or obtain construction financing for the projects where our solar products are used, they may be unable to pay for the products for which they have ordered or of which they have taken delivery. Our legal recourse under such circumstances may be limited if the customer's financial resources are already constrained or if we wish to continue to do business with that customer. Revenue recognition for this type of customer is deferred until cash is received. If more customers to whom we extend credit are unable to pay for our products, our revenues, liquidity and results of operations could be materially and adversely affected.

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

        We purchase silicon raw materials, silicon wafers and solar cells, from a limited number of third-party material suppliers. In 2018, we purchased a significant portion of the silicon wafers used in our solar modules from third parties. Our major silicon wafer suppliers in 2018 included GCL and Zhenjiang Rende New Energy Science Technology Co., Ltd., or ZJ Rende. Our major suppliers of solar cells in 2018 included Inventec Corporation, or Inventec, and Zhejiang Fortune Energy Co., Ltd. These suppliers may not always be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price our products competitively. Supply may also be interrupted by accidents, disasters or other unforeseen events beyond our control. The failure of a supplier, for whatever reason, to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and cause legal disputes with our customers.

We are developing and commercializing higher conversion efficiency cells, but we may not be able to mass-produce these cells in a cost-effective way, if at all.

        Higher efficiency cell structures are becoming an increasingly important factor in cost competitiveness and brand recognition in the solar power industry. Such cells may yield higher power outputs at the same cost to produce as lower efficiency cells, thereby lowering the manufactured cost per watt. The ability to manufacture and sell solar modules made from such cells may be an important competitive advantage because solar system owners can obtain a higher yield of electricity from the modules that have a similar infrastructure, footprint and system cost compared to systems with modules using lower efficiency cells. Higher conversion efficiency solar cells and the resulting higher output solar modules are one of the considerations in maintaining a price premium over thin-film products. However, while we are making the necessary investments to develop higher conversion efficiency solar power products, there is no assurance that we will be able to commercialize some or any of these products in a cost-effective way, or at all. In the near term, such products may command a modest premium. In the longer term, if our competitors are able to manufacture such products and we cannot do the same at all or in a cost-effective way, we will be at a competitive disadvantage, which will likely influence our product pricing and our financial performance.

We may be subject to unexpected warranty expense that may not be adequately covered by our insurance policies.

        We warrant, for a period of ten years, that our solar products will be free from defects in materials and workmanship.

        We also warrant that, for a period of 25 years, our standard solar modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from the second year to the 24th year, the actual annual power output decline of the module will be no more than 0.7%; and

  •
  by the end of the 25th year, the actual power output of the module will be no less than 80% of the labeled power output.

        In recent years, we have lengthened this warranty against decline in performance to 30 years for our Dymond module and bifacial module products.

        We believe that our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar products in 2002 and began selling standard solar modules in 2004. Any increase in the defect rate of our products would require us to increase our warranty reserves and would have a corresponding negative impact on our results of operations. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up-to-30-year warranty periods. In particular, unknown issues may surface after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty costs and associated harm to our financial results as long as 30 years after the sale of our products.

        For solar power projects built by us, we also provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions for a period of up to five years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

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

        Our annual solar cell, solar wafer and ingot production capacity was 6.3 GW, 5.0 GW and 1.65 GW, respectively, as of December 31, 2018. To remain competitive going forward, we intend to expand our annual solar cell, wafer and ingot production capacity to meet expected growth in demand for our solar modules. However, we only have limited and recent operating experience in these areas and may face significant product development challenges. Manufacturing solar cells, wafers and ingots is a complex process and we may not be able to produce a sufficient quality of these items to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases result in no yield or cause production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell, wafer and ingot production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. Any failure to successfully develop and maintain cost-effective manufacturing capability may have a material and adverse effect on our business and prospects. For example, we have in the past purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them from third parties. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

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

        We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies. Our top five customers by revenues collectively accounted for approximately 16.9%, 27.7% and 31.9% of our net revenues in 2016, 2017 and 2018, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

There are a limited number of purchasers of utility scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes us and our utility scale solar power projects to additional risk.

        Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, normally transmission grid operators, state and investor owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power plants, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our solar power plants should this become necessary. Additionally, these possible purchasers may have a role in connecting our projects to the grid to allow the flow of electricity. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates, or government policies or regulations to which they are subject and which compel them to source renewable energy supplies change, demand for electricity produced by our plants or the ability to connect to the grid could be negatively impacted. For example, Pacific Gas and Electric Company, or PG&E, a California-based utility and customer that has entered into interconnection agreements, or IAs, and PPAs with us, recently filed for bankruptcy protection. The IAs require PG&E to, among other things, reimburse us for certain network upgrade costs advanced by us during the development of our solar power plants and the PPAs require PG&E to, among other things, pay for certain of the electricity generated by our solar power plants. Depending on a variety of factors, including future decisions of PG&E and the bankruptcy court, PG&E may not meet, or may be delayed in meeting, its obligations to us under the IAs and PPAs, which could result in a decrease or delay in our revenues. Any decision by PG&E to meet, or fail to meet, its obligations may also be subject to applicable regulatory requirements, including those of the Federal Energy Regulatory Commission. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment could reduce revenues to us from our PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under the PPAs, our revenues and our decisions regarding development of additional projects in the energy segment may be adversely affected.

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

        As of March 31, 2019, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 13,887,085 common shares, or 23.4% of our outstanding shares. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers and acquisition, consolidations, the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

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

        As we develop and bring to market new solar power products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of March 31, 2019, we had 1,205 patents and 538 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have seven U.S. patents, including one design patent, and five European patents, including four design patents. We have registered the "Canadian Solar" trademark in the U.S., Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates, Hong Kong, Singapore, India, Argentina, Brazil, Peru and more than 20 other countries and we have applied for registration of the "Canadian Solar" trademark in a number of other countries. As of March 31, 2019, we had 69 registered trademarks and 21trademark applications pending in the PRC, and 96registered trademarks and 11 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.

        Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruption. Although we currently carry third-party liability insurance against property damage, the policies for this insurance are limited in scope and may not cover all claims relating to personal injury, property or environmental damage arising from incidents on our properties or relating to our operations. See "Item 4. Information on the Company—B. Business Overview—Insurance." Any occurrence of these or other incidents which are not insured under our existing insurance policies could have a material adverse effect on our business, financial condition or results of operations.

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

        We are subject to the reporting obligations under U.S. securities laws. The U. S. Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting. As of December 31, 2018, our management concluded that our internal control over financial reporting was effective. However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our common shares.

The audit report included in our annual report on Form 20-F was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

        The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB in relation to the audit of and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S..

        Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the "Big Four" accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

        Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the "big four" accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our common shares from Nasdaq, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common shares in the U.S.

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

        The Enterprise Income Tax Law, or the EIT Law, came into effect in China on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as a "High and New Technology Enterprise," or HNTE, are entitled to a 15% enterprise income tax rate provided that they satisfy other applicable statutory requirements.

        Certain of our PRC subsidiaries, such as CSI New Energy Holding Co., Ltd., or CSI New Energy Holding, Canadian Solar Manufacturing (Luoyang) Inc., or CSI Luoyang Manufacturing, were once HNTEs and enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2018, only Suzhou Sanysolar Materials Technology Co., Ltd., or Suzhou Sanysolar, CSI Cells Co., Ltd., or CSI Cells, Canadian Solar Manufacturing (Changshu) Inc., or CSI Changshu Manufacturing, Changshu Tegu New Material Technology Co., Ltd., or Changshu Tegu, Suzhou Gaochuangte New Energy Development Co., Ltd., or Suzhou Gaochuangte, and Changshu Tlian Co., Ltd., or Changshu Tlian, were HNTEs and enjoyed preferential enterprise income tax rates.

There are significant uncertainties regarding our tax liabilities with respect to our income under the EIT Law.

        We are a Canadian company with a significant portion of our manufacturing operations in China. Under the EIT Law and its implementation regulations, enterprises established outside China whose "de facto management body" is located in China are considered PRC tax residents and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term "de facto management body" is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. The Circular on Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82,

further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (a) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (b) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities. As a substantial number of the members of our management team are located in China, we may be considered as a PRC tax resident under the EIT Law and, therefore, subject to the uniform 25% enterprise income tax rate on our global income, but dividends received by us from our PRC subsidiaries may be exempt from the income tax. If our global income is subject to PRC enterprise income tax at the rate of 25%, our financial condition and results of operation may be materially and adversely affected.

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

        Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, the approval of or the record-filing with, certain government authorities, including the Ministry of Commerce or its local counterparts, is required. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.

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

        The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on Nasdaq, until December 31, 2017, the market price of our common shares ranged from $1.95 to $51.8 per share. From January 1, 2018 to December 31, 2018, the market price of our common shares ranged from $11.37 to $17.97 per share. The closing market price of our common shares on December 31, 2018 was $14.34 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

  •
  announcements of technological or competitive developments;

  •
  regulatory developments in our target markets affecting us, our customers or our competitors;

  •
  actual, projected or anticipated fluctuations in our quarterly operating results;

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

  •
  the release or expiration of lock-up or other transfer restrictions on our outstanding common shares; and

  •
  sales or anticipated sales of additional common shares;

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

        Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2018, we had 59,180,624 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our common shares become entitled to the underlying shares under the terms of their units or options. In addition, in connection with debt financing, we have issued warrants and may issue additional warrants to purchase our common shares. To the extent these warrants are exercised and the common shares sold into the market, the market price of our common shares could decline.

        Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make these rights available in the U.S. unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, or the Securities Act, or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

        We are a corporation organized under the laws of Canada and a substantial portion of our assets are located outside of the U.S. A substantial portion of our current business operations is conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the U.S. and a substantial portion of the assets of these persons are located outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of Canada or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In addition, it is uncertain whether such Canadian or PRC courts would be competent to hear original actions brought in Canada or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse United States federal income tax consequences.

        If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a "United States shareholder" with respect to each "controlled foreign corporation," or CFC, in our group. Where our group includes one or more United States subsidiaries, in certain circumstances we could be treated as a CFC and certain of our non-United States subsidiaries could be treated as CFCs (regardless of whether we are or are not treated as a CFC). We believe we and certain of our non-United States subsidiaries may be treated as CFCs for our taxable year ended December 31, 2018.

        A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income" and investments in United States property by CFCs, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder's United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we or any of our non-United States subsidiaries are treated as CFCs or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisor regarding the potential application of these rules in its particular circumstances.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

        Based on the current value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2018. However, because our PFIC status for 2019 or any future taxable year may depend, in part, on the manner in which we operate our renewable energy generation assets, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2019 or any future taxable year. A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. There are exceptions for income derived in the conduct of certain active businesses, including for income earned from commodities transactions. There is authority to suggest that income earned from our electricity generation business may qualify under the active business exception, but this authority is unclear. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

        Changes in the composition of our income or composition of our assets may cause us to be more likely to be a PFIC. The determination of whether we are a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of our common shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our methodology or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or a future taxable year.

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

        We made capital expenditures of $1,111.5 million, $310.7 million and $316.3 million in 2016, 2017 and 2018, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop and construct solar power systems. For more details, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures."

Proposed Going-Private Transaction

        Our board of directors received a preliminary non-binding proposal letter dated December 9, 2017 from Dr. Qu, our chairman, president and chief executive officer, to acquire all of our outstanding common shares not owned by Dr. Qu and his wife, in a going private transaction for $18.47 in cash per common share, or Proposed Transaction.

        On December 12, 2017, our board of directors formed a special committee of independent and disinterested directors, consisting of four independent directors, Messrs. Robert McDermott, Lars-Eric Johansson, Harry Ruda and Andrew Wong, to consider the Proposed Transaction, with the aid of Barclays Capital Canada Inc. as its independent financial advisor, Weil, Gotshal & Manges LLP as its U.S. legal counsel and Osler, Hoskin & Harcourt LLP as its Canadian legal counsel.

        On November 5, 2018, the special committee recommend to our board that the special committee be dissolved and that our board cease its review of the Proposed Transaction and not undertake a review of any future "going private" transaction proposed by Dr. Qu unless the board receives reasonable evidence that the future transaction is fully financed.

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

        In recent years, we have increased our investment in, and management attention on, our energy segment. Our energy segment primarily comprises solar power project development and sale, operating solar power projects and sales of electricity. Our energy segment contributed 3.8%, 20.0% and 42.1% of our net revenues in 2016, 2017 and 2018, respectively. While we plan to continue to monetize our current portfolio of solar power projects in operation, we also intend to grow our energy segment by building up our project pipeline and increasing the EPC services which we provide to customers. In March 2015, we acquired Recurrent Energy, LLC, or Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas, and thereby significantly increased our solar project pipeline. As of February 28, 2019, our late-stage solar project pipeline, which refers to projects that have FITs or PPAs and which are expected to be built within the next two to four years, totaled approximately 2.9 gigawatt peak, or GWp, with 1,210 megawatt peak, or MWp, in the U.S., 476.2 MWp in Brazil, 368 MWp in Mexico, 295.1 MWp in Japan, 100 MWp in China and additional 450.1 MWp in Australia, Argentina, Canada, Taiwan, the Philippines, India, Malaysia, Italy and South Korea. In addition to our late-stage solar project pipeline, as of February 28, 2019, we had a portfolio of solar power projects in operation totaling 986.3 MWp with an estimated resale value of approximately $1.2 billion. For those projects that are subject to U.S. tax equity deals, only the value of the class B shares held by us was included in such estimate of resale value. See "—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" and "—Sales, Marketing and Customers—Energy Segment—Operating Solar Power Projects and Sales of Electricity" for a description of the status of our solar power projects in operation.

        We believe that we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power output to high efficiency, high-power output multi-crystalline and mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including China, Japan, the U.S., Germany, Brazil, Netherlands, Australia, U.A.E, Canada, India and the United Kingdom. Our customers are primarily distributors, system integrators, project developers and installers/EPC companies.

        We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of both cells and wafers. We believe this approach has benefited us by lowering the cost of materials of our solar module products. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases.

        As of December 31, 2018, we had:

  •
  8.88 GW of total annual solar module manufacturing capacity, approximately 1.35 MW of which is located in South East Asia, 50MW in Brazil and the rest in China;

  •
  6.3 GW of total annual solar cell manufacturing capacity, approximately 1.3 GW of which is located in South East Asia and the rest in China;

  •
  5.0 GW of total annual wafer manufacturing capacity located in China; and

  •
  1.65 GW of total annual ingot manufacturing capacity located in China.

        We plan to expand our module and cell manufacturing capacities to 11.2 GW and 9.3 GW, respectively, by December 31, 2019.

        We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plants and to use substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use some of the solar modules we produce in our energy segment. Our solar module manufacturing costs in China, including purchased polysilicon, wafers and cells, decreased from $0.33 per watt in December 2016, to $0.32 per watt in December 2017 and to $0.20 per watt in December 2018. We expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules.

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

Our Products and Services

        Our business consists of the following two business segments: MSS segment and energy segment. Our MSS segment primarily involves the design, development, manufacturing and sale of a wide range of solar power products, including standard solar modules, specialty solar products and solar system kits. The MSS segment also provides EPC and O&M services. Our energy segment primarily consists of solar power project development and sale, operating solar power projects and sales of electricity.

Products Offered in Our MSS Segment

  Standard Solar Modules

        Our standard solar modules are arrays of interconnected solar cells in weatherproof encapsulation. We produce a wide variety of standard solar modules, ranging from 3W to over 410W in power and using multi-crystalline or mono-crystalline cells in several different design patterns, including shingled cells. Our mainstream solar modules include standard CS6K(60 full cells), CS6U(72 full cells), CS3K(120 half-cells), CS3U(144 half-cells), Dymond CS6X-P-FG(72 full cells, double-glass), Dymond CS3U-P-FG(144 half-cells, double-glass), BiKu CS3U-B-FG(144 half-cells, bifacial), HiKu CS3W(144 half-cells), HiDM CS1H(60 format, shingled cells) modules, and HiKu which utilizes the industry's first 166mmx166mm sized multi-crystalline solar wafers and achieves over 400W. The mainstream modules are designed for residential, commercial and utility applications. The small modules are for specialty applications.

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

        In 2018, we launched the BiKu modules which are bifacial designed and can generate additional electricity from the backside of the module. These modules have more shading tolerance and a much lower hot spot risk thanks to the innovative design on the bifacial cell and double glass module. At the end of 2018, we began the mass production of the HiKu module, the first commercially available multi-crystalline module exceeding 400 watts with significant leveraged cost of energy, or LCOE, advantages. In 2018, we launched the HiDM module, which is an upgrade of the HDM module and uses shingled cells to increase both module wattage and efficiency. We also launched P5 technology, which is based on casted mono technology developed in house, and will boost cell and module efficiencies close to mono while retaining all the advantages of multi technology, such as LID, LeTID and lower cost.

        Our standard solar modules are designed to endure harsh weather conditions and to be transported and installed easily. We sell our standard solar modules primarily under our brand name.

  Specialty Solar Products

        Our specialty solar products are mainly solar inverters, energy storage systems, or ESS, Maple solar systems, and solar pump systems.

        Solar inverters are on grid inverters to generate electricity from solar modules. Our inverter products cover 1.5kW to 60kW power levels and are available in 13 regions and countries globally.

        ESS works together with rooftop solar power systems to guarantee 24-hour electric power supply. Our 5kW CAMEL, an all-in-one energy storage system, is designed with compactly integrated appearance, and supports 5.7 kWh LFP, or lithium iron phosphate, batteries with long life time. Our 3kW/5kW CAMEL Split energy storage system comprises a separate hybrid inverter and compatible LFP batteries. The Split ESS provides more flexible installation.

        The Maple solar system is an economical, safe and clean energy solution for families who burn kerosene for lighting. The Maple solar system includes a solar panel, energy-efficient light-emitting diode, or LED, lights, Li-ion batteries and multiple cell phone charger plugs. It can be used as a regular light at home or for camping, as a SOS signal in emergency, and as a mobile power bank for consumer electronics, such as mobile phones or other 5 V DC electronic devices.

        The solar pump system is designed to provide convenient water for areas lacking electricity and water. It is mainly constructed with PV modules, a mounting structure, combiner box, inverter, water pump, float switch and water tank. By taking advantage of renewable solar energy, it is environmental-friendly, efficient and economical for various water lifting applications such as irrigation, desertification control, livestock breeding, water diversion and mountain afforestation.

  Solar System Kits

        A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010 and in 2018 sold them primarily to customers in Japan, Europe and China.

  EPC and O&M Services

        Our MSS segment started to provide EPC services in 2018. And our MSS segment provided EPC services in Australia market in 2018. Our O&M services include inspections, repair and replacement of plant equipment and site management and administrative support services for solar power projects in operation. We started to provide O&M services in the second half of 2012. In 2018, we provided O&M services primarily in the North American, Europe, Australia and Japan markets.

Products and Services Offered in Our Energy Segment

  Solar Project Development and Sale

        We develop, build and sell solar power projects. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. Our global solar power project business develops projects primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. We have a team of experts who specialize in project development, evaluations, system designs, engineering, managing, project coordination and organizing financing. Our project sales team actively identifies and pursues suitable buyers for our solar power projects. See "—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" for a description of the status of our solar power projects.

  Operating Solar Power Plants and Sales of Electricity

        We operate certain of our solar plants and generate income from the sale of electricity. Although most of our solar power projects are developed for sale, we may operate them for a period of time before they are sold. As of February 28, 2019, we had a fleet of solar power plants in operation with an aggregate capacity of approximately 986.3 MWp.

Supply Chain Management

MSS Segment

        Our MSS segment depends on our ability to obtain a stable and cost-effective supply of polysilicon, solar ingots, wafers and cells. Our silicon wafer agreements set forth price and quantity information, delivery terms and technical specifications. While these agreements usually set forth specific price terms, most of them also include mechanisms to adjust the prices, either upwards or downwards, based on market conditions. Over the years, we have entered into a number of long-term supply agreements with various silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. These suppliers included GCL, Deutsche Solar and LDK. In 2009 and thereafter, we amended our agreements with certain of these suppliers to adjust the purchase price to prevailing market prices at the time we place a purchase order and to reduce the quantity of products that we are required to purchase. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. In 2018, we purchased a significant portion of the silicon wafers used in our solar modules from third parties. Our largest silicon wafer supplier was GCL, and we have recently extended our silicon wafer purchase contract with GCL through 2019. Since 2011, the supply of polysilicon and silicon wafers has generally exceeded demand. This is particularly true for polysilicon. Polysilicon prices decreased from approximately $20.6 per kilogram at December 31, 2014 to $13.7 per kilogram at December 31, 2015; increased starting in the third quarter of 2016, reaching approximately $19.7 per kilogram by December 31, 2017, but decreased significantly to $9.0 per kilogram by December 31, 2018. We plan to continue to diversify our external wafer and polysilicon suppliers.

        We purchase solar cells from a number of international and local suppliers, in addition to manufacturing our own solar cells and having toll manufacturing arrangements with our solar cell suppliers. Our solar cell agreements set forth price and quantity information, delivery terms and technical specifications. These agreements generally provide for a period of time during which we can inspect the product and request the seller to make replacements for damaged goods. We generally require the seller to bear the costs and risks of transporting solar cells until they have been delivered to the location specified in the agreement. In 2018, our largest supplier of solar cells was Inventec. As we expand our business, we expect to increase our solar cell manufacturing capacity and diversify our solar cell supply channel to ensure we have the flexibility to adapt to future changes in the supply of, and demand for, solar cells.

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

  •
  Permitting and approval.  We either obtain the permits and approvals necessary for solar projects ourselves or we acquire projects that have already received the necessary permits and approvals. The permitting and approval process for solar power projects varies from country to country and often from region to region within a country.

  •
  Project design, engineering, procurement and construction.  Our engineering team generally designs solar power projects to optimize performance while minimizing construction and operational costs and risks. The engineering design process includes the site layout and electrical design as well choosing the appropriate technology, in particular module and inverter types. We use solar modules produced by us and by third-party manufacturers, and procure inverters and other equipment from third-party suppliers. In China, we generally construct solar projects through Gaochuangte, our affiliate in which we owned a 40% equity interest before June 30, 2017 and an 80% owned subsidiary since July 1, 2017.

        Currently, we operate and maintain solar power plants primarily in the U. S., China, Japan, India and Mexico. We enter into grid-connection agreements and/or PPAs with the local grid companies. After a project is connected to the grid, we regularly inspect, monitor and manage the project site with the intention to maximize the utilization rate, rate of power generation and system life of the project.

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

        We also maintain various international and domestic certifications for our solar modules. For example, we have obtained the International Electrotechnical Commission, or IEC, certifications for sales of our modules in Europe, Underwritters Laboratories, or UL, certifications for sales of our modules in North America, and other necessary certifications for sales of our modules in Japan, South Korea and Great Britain and under several solar programs in China, including Golden Sun. The IEC certification is issued by Verband Deutscher Elektrotechniker, or VDE, and the UL certification by Canadian Standards Association, or CSA. All of our modules launched since the beginning of 2017 satisfy the latest standards, including IEC 61215, IEC61730 and UL 1703, and have achieved high California Energy Commission, or CEC, PVUSA test condition ratings. All have passed salt mist testing, ammonia testing and PID testing. They have also obtained the certification under the certification schemes of various countries, such as the Microgeneration Certification Scheme of the United Kingdom, the National Institute of Metrology, Standardization and Industrial Quality of Brazil, the Clean Energy Council of Australia, and the China General Certification Center of China.

        Our PV test laboratory is accredited by CNAS according to ISO 17025 quality management standard, and has been approved into various Data Acceptance Program by the CSA, the VDE, Intertek Satellite Lab in the U.S. and the China Quality Certification Center, or CQC, in China. The PV test laboratory allows us to conduct some product certification testing in-house, which decreases time-to-market and certification costs.

Sales, Marketing and Customers

        The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations for the periods indicated:

	Years Ended December 31,
	2016		2017		2018
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In thousands of $, except for percentages)
Asia	1,338,404	46.9	1,926,091	56.8	1,571,287	42.0
Americas	1,103,509	38.7	1,108,162	32.7	1,474,657	39.4
Europe and others	411,165	14.4	356,140	10.5	698,568	18.6

Total	2,853,078	100.0	3,390,393	100.0	3,744,512	100.0

MSS Segment

        Our primary customers are distributors, system integrators, project developers and installers/EPC companies. A small number of customers have historically accounted for a significant portion of our net revenues. In 2016, 2017 and 2018, the top five customers of the MSS segment by net revenues collectively accounted for approximately 16.7%, 18.0% and 9.1%, respectively, of our total net revenues. Sales to our largest customer in those years accounted for 5.0%, 7.2% and 2.6%, respectively, of our total net revenues.

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

        We sell our standard solar module products primarily under three types of arrangements: sales contracts to distributors; sales to systems integrators, installers/EPC companies and project developers; and OEM/tolling manufacturing arrangements.

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

        As we expand our manufacturing capacity and enhance our brand name, we continue to develop new customer relationships in a wider range of geographic markets to decrease our market concentration. In 2013, we significantly increased our total number of customers and achieved a leading market share in Canada, Japan, Thailand and Central America, which we maintained in 2014. In 2015, we maintained our leading market share in those markets and at the same time expanded our customer base into several emerging solar markets, such as Southeast Asia. In 2016, we achieved a leading market share in Brazil and maintained our leading market share in Canada, Japan, Thailand and India. In 2017, we maintained our leading market share in India, Japan, Brazil, Europe and Middle East. In 2018, we increased our market share in the Middle East, Africa, Latin America and Australia, and maintained our leading market share in Japan and Europe. We intend to continue to expand our sales in these areas and develop more emerging markets in 2019.

        In 2010, we commenced the sale of solar system kits. A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2018, we sold approximately 125.4 MW of system kits primarily in Japan, Europe and China.

        Since 2012, we have started to provide O&M services for solar power plants in commercial operation. Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

Energy Segment

        We develop, construct, maintain, sell and/or operate solar plants primarily in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom and Australia. We provide EPC and development services primarily in Canada, China, Australia, India and the U.S. We sell our projects to large utility companies and other power producers. Customers for our EPC and development services include solar project developers and owners.

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

  Solar Project Development

        Our late-stage utility-scale solar power project pipeline includes nearly all projects for which we have FITs or PPAs and that are expected to be built within the next two to four years. However, some of our late-stage projects may not be completed due to failure to secure permits or grid connection, among other risks.

        As of February 28, 2019, our late-stage utility-scale solar project pipeline totaled approximately 2.9 GWp, including 1,210 MWp in the U.S., 476.2 MWp in Brazil, 368 MWp in Mexico, 295.1 MWp in Japan, 100 MWp in China and additional 450.1 MWp in Australia, Argentina, Canada, Taiwan, the Philippines, India, Malaysia, Italy and South Korea.

    In Japan

        As of February 28, 2019, our late-stage, utility-scale solar power project pipeline, for which interconnection agreements and FIT have been secured, totaled approximately 295.1 MWp, including 97.7 MWp in construction and 197.4 MWp under development.

        In December 2018, the Japan Ministry of Economy Trade and Industry, or METI, finalized rule changes to the FIT program. These rule changes affect 32, 36-and 40-yen projects that are not operational. Our project pipeline of 295.1MWp as of February 28, 2019 reflects the anticipated impact of these rule changes.

        The expected COD schedule of our late-stage, utility scale solar power projects in Japan, as of February 28, 2019, was as follows:

Expected COD Schedule (MWp)
2019	2020	2021 and Thereafter	Total
67.7	48.9	178.5	295.1

    In the U.S.

        Our late-stage, utility-scale solar project pipeline in the U.S. as of February 28, 2019 was as follows:

Project	MWp	Location	Status	Expected COD
Gaskell West 2	147	California	Development	2020
Pflugerville	185	Texas	Development	2020
Texas Project	280	Texas	Development	2020
Texas Project 2	310	Texas	Development	2020
Slate	200	California	Development	2021
Stanford Solar Generating Station #2	88	California	Development	2021

Total	1,210

    In China

        As of February 28, 2019, our late-stage solar project pipeline in China approximates to 100 MWp.

    In Brazil

        Our late-stage, utility-scale solar project pipeline in Brazil as of February 28, 2019 was as follows:

Project	MWp	Location	Status	Expected COD
Francisco Sa	122.2	Minas Gerais	Development	2021
Jaiba	97.3	Minas Gerais	Development	2021
Lavras	144.7	Ceara	Development	2021
Salgueiro	112	Pernambuco	Development	2020

Total	476.2

    In Mexico

        Our late-stage, utility-scale solar project pipeline in Mexico as of February 28, 2019 was as follows:

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2021
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020

Total	368

  Operating Solar Power Plants and Sales of Electricity

        In addition to our late-stage, utility-scale solar project pipeline, we had a portfolio of solar power plants in operation totaling 986.3 MWp as of February 28, 2019. Our revenue generated from sale of electricity was $8.7 million in 2018. The resale value of these plants was estimated at approximately $1.2 billion as of February 28, 2019. For those plants that are subject to U.S. tax equity deals, only the value of the class B shares held by us was included in the aforementioned estimate of resale value.

        Our total portfolio of solar power plants in operation as of February 28, 2019 was as follows:

Projects in Operation (MWp)
U.S.	Japan	China	India	Mexico	Others	Total
340.1	89.4	369.6	90.1	68	29.1	986.3

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

        Our customer support and service function handles technical inquiries and warranty-related issues. In recent years, we expanded our capacity in these areas to better enable us to handle our customer's questions and concerns in a timely and professional manner.

        In 2018, we renewed our product warranty insurance coverage to provide additional security to our customers. See "—Insurance" below. Our customer support and service function will continue to expand and improve services we provide to our customers.

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

Energy Segment

        Our energy segment is a capital-intensive business with numerous industry participants. We face competition from a large and diverse group of local and international project developers, financial investors and certain utility companies. These competitors vary in terms of size, geographic focus, financial resources and operating capabilities and are active in Canada, Japan, the U.S., China, Brazil, India, Mexico, the United Kingdom, Australia and other markets where we operate or intend to enter. We compete in a diversified and complicated landscape since the commercial and regulatory environments for solar power project development, sale and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar power projects. We believe the key competitive factors in the global solar power project development industry include:

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

        Currently, we develop and construct and, in limited cases, operate and maintain solar power projects in various regions including the United Kingdom, the U.S., China, Japan, Brazil, India, Australia and Africa. We compete to supply energy to potential customers with a limited number of utilities and providers of distributed generation in these markets. If we wish to enter into new PPAs for our solar power projects upon termination of previous PPAs, we compete with conventional utilities primarily based on cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

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

        We have agreements with a group of insurance companies to reduce some of the risks associated with our warranties. Under the terms of the insurance policies, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our warranty against defects in workmanship and material and our warranty relating to power output. The warranty insurance is renewable annually. We believe that our warranty improves the marketability of our products and our customers are willing to pay more for products with warranties backed by insurance.

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

        Our products must comply with the environmental regulations of the jurisdictions in which they are installed. We make efforts to ensure that our products comply with the EU Regulation (EC) No 1907/2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH).

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

  Renewable Energy Law and Other Government Directives

        In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006 and was revised in December 2009. The revised Renewable Energy Law, which became effective on April 1, 2010, sets forth policies to encourage the development and use of solar energy and other non-fossil energy sources and their on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

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

  Environmental Regulations

        As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, wastewater, gaseous wastes and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively affect the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental laws and regulations applicable to us include the PRC Environmental Protection Law, which became effective in 1989, as amended and promulgated in 2014, the PRC Law on the Prevention and Control of Noise Pollution, which became effective in 1997, as amended and promulgated in 2018, the PRC Law on the Prevention and Control of Air Pollution, which became effective in 1988, as amended and promulgated in 1995, 2000, 2015 and 2018, the PRC Law on the Prevention and Control of Water Pollution, which became effective in 1984, as amended and promulgated in 1996, 2008 and 2017, the PRC Law on the Prevention and Control of Solid Waste Pollution, which became effective in 1996, as amended and promulgated in 2004, 2013, 2015 and 2016, the PRC Law on Evaluation of Environmental Affects, which became effective in 2003, as amended and promulgated in 2016 and 2018, the PRC Law on Promotion of Clean Production, which became effective in 2003, as amended and promulgated in 2012, and the Regulations on the Administration of Construction Project Environmental Protection, which became effective in 1998, as amended and promulgated in 2017.

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

  Administration of Foreign Invested Companies

        The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC, effective in 1990 and amended in 2001 and 2014. The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and amended in 1999, 2004, 2005, 2013 and 2018. The Company Law is applicable to our PRC subsidiaries unless PRC laws on foreign investment stipulate otherwise.

        In March 2019, the Foreign Investment Law was promulgated and will become effective on January 1, 2020, at which time the Wholly Foreign-owned Enterprise Law will be repealed. Foreign-

invested enterprises that were established in accordance with Wholly Foreign-owned Enterprise Law before the implementation of Foreign Investment Law may retain their original organizational forms and other aspects for five years. Specific implementation measures, which will be formulated by the State Council, have not yet been promulgated.

  Income Tax and VAT

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as HNTEs are entitled to a 15% enterprise income tax rate, provided that they satisfy other applicable statutory requirements.

        Certain of our PRC subsidiaries, such as CSI New Energy Holding and CSI Luoyang Manufacturing, were once HNTEs and enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2018, only Suzhou Sanysolar, CSI Cells, CSI Changshu Manufacturing, Changshu Tegu, Suzhou Gaochuangte and Changshu Tlian were HNTEs and enjoyed preferential enterprise income tax rates.

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

        In April 2018, Ministry of Finance and State Administration of Taxation jointly announced that as of May 1, 2018, if the VAT taxpayer is subject to VAT taxable sales or imported goods, the original 17% tax rate or the original 11% tax rate shall be adjusted to 16% or 10%, respectively.

        In March 2019, Ministry of Finance, State Administration of Taxation and General Administration of Customs jointly announced that as of April 1, 2019, if the VAT general taxpayer is subject to VAT taxable sales or imported goods, the original 16% tax rate shall be adjusted to 13%; if the original 10% tax rate is applied, the tax rate shall be adjusted to 9%.

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

  Dividend Distribution

        The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000 and 2016, the Implementation Rules of the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1990 and amended in 2001 and 2014, the Company Law effective in 1994 and amended in 1999, 2004, 2005, 2013 and 2018 and the EIT Law and its implementation rules, both effective in 2008.

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

  Employment

        The major laws and regulations governing the employment relationship, including wage and hour requirements, working and safety conditions, social insurance, housing funds and other welfare. The PRC Labor Law which became effective on January 1, 1995 and amended on August 27, 2009, and December 29, 2018, the Labor Contract Law of the People's Republic of China, which became effective on January 1, 2008, and was later revised on December 28, 2012, its Implementing Regulation and the amendment thereunder, which became effective on September 18, 2008 and July 1, 2013, respectively, permit workers in both state-owned and private enterprises in the PRC to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor unions (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The PRC Labor Contract Law and its Implementing Regulation impose certain requirements with respect to human resources management, including, among other things, signing labor contracts with employees, terminating labor contracts, paying remuneration and compensation and making social insurance contributions. In addition, the PRC Labor Contract Law requires employers to provide remuneration packages that meet the relevant local minimum standards. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. It requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period. According to the Interim Provisions on Labor Dispatching, which came into effect on

January 3, 2014, the number of dispatched workers used by an employer shall not exceed 10% of its total number of workers.

        Under applicable PRC laws, rules and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People's Congress and effective as of July 1, 2011 and amended on December 29, 2018, the Rules on Implementing the Social Insurance Law issued by Ministry of Human Resource and Social Security and effective as of July 1, 2011, the Interim Regulations on the Collection and Payment of Social Security Funds promulgated by the State Council and effective as of January 22, 1999, the Interim Measures Concerning Maternity Insurance promulgated by the Ministry of Labor and effective as of January 1, 1995, the Regulations on Occupational Injury Insurance promulgated by the State Council and effective as of January 1, 2004 and amended on December 20, 2010, and the Regulations on the Administration of Housing Accumulation Funds promulgated by the State Council and effective as of April 3, 1999 and amended on March 24, 2002, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to remediate on payments within a stipulated time period.

C.    Organizational Structure

        The following table sets out our major subsidiaries, including their place of incorporation and our ownership interest, as of March 31, 2019.

Name of entity	Place of incorporation	Ownership interest
CSI Solartronics (Changshu) Co., Ltd.	PRC	100%
CSI Solar Technologies Inc.	PRC	100%
CSI New Energy Holding Co., Ltd.	PRC	100%
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100%
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100%
CSI Cells Co., Ltd.	PRC	100%
Canadian Solar (USA) Inc.	USA	100%
Canadian Solar Japan K.K.	Japan	100%
Canadian Solar Solutions Inc.	Canada	100%
CSI Solar Power Group Co., Ltd. (formerly named/known as "CSI Solar Power (China) Inc.")	PRC	100%
Canadian Solar EMEA GmbH	Germany	100%
Canadian Solar (Australia) Pty Limited	Australia	100%
Canadian Solar International Limited	Hong Kong	100%
Canadian Solar O and M (Ontario) Inc.	Canada	100%
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	99.73%
Canadian Solar South East Asia Pte. Ltd.	Singapore	100%
Canadian Solar South Africa (Pty) Ltd	South Africa	100%
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil	100%
Canadian Solar Construction (USA) LLC	USA	100%
Canadian Solar Projects K.K.	Japan	100%
CSI&GCL Solar Manufacturing (Yan Cheng) Inc.	PRC	80%
Canadian Solar UK Ltd.	United Kingdom	100%
Canadian Solar UK Projects Ltd.	United Kingdom	100%
Changshu Tegu New Material Technology Co., Ltd.	PRC	100%
Changshu Tlian Co., Ltd.	PRC	100%
Recurrent Energy Group Inc.	USA	100%

Name of entity	Place of incorporation	Ownership interest
Recurrent Energy, LLC	USA	100%
PT. Canadian Solar Indonesia	Indonesia	67%
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam	100%
Canadian Solar Energy Private Limited	India	100%
Canadian Solar MSS (Australia) Pty Ltd (formerly named/known as "Canadian Solar Australia 1 Pty Ltd.")	Australia	100%
Canadian Solar Energy Holding Company Limited	Hong Kong	100%
Canadian Solar Energy Singapore Pte. Ltd.	Singapore	100%
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.99992%
Canadian Solar Sunenergy (Suzhou) Co., Ltd.	PRC	100%
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100%
Canadian Solar Middle East DMCC	United Arab Emirates	100%
CSI Investment Management (SuZhou) Co., Ltd.	PRC	100%
Suzhou Gaochuangte New Energy Development Co., Ltd.	PRC	80%
CSI Cells (Yancheng) Co., Ltd.	PRC	*
CSI Modules (Dafeng) Co., Ltd.	PRC	**
Canadian Solar Construction (Australia) Pty Ltd	Australia	100%
CSUK Energy Systems Construction and Generation JSC	Turkey	100%
CSI Modules (JiaXing) Co., Ltd.	PRC	100%
CSI Wafer (LuoYang) Co., Ltd.	PRC	100%
Canadian Solar Manufacturing Taiwan Co., Ltd.	PRC	100%
Canadian Solar Argentina Investment Holding Ltd	Argentina	100%
Changshu Xingu Photovoltaic Material Technology Co., Ltd.	PRC	100%

*
CSI Cells holds 52% equity rights of CSI Cells (Yancheng) Co., Ltd. A limited partnership fund, of which CSI Cells holds 37.33% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.17% shares as a general partner, holds 48% equity rights of CSI Cells (Yancheng) Co., Ltd.

**
CSI Changshu Manufacturing holds 3.12% equity rights of CSI Modules (DaFeng) Co., Ltd. A limited partnership fund, of which CSI Changshu Manufacturing holds 20% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.067% shares as a general partner, holds 96.88% equity rights of CSI Modules (DaFeng) Co., Ltd.

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

  •
  CSI&GCL Solar Manufacturing (Yan Cheng) Inc., or CSI&GCL Solar Manufacturing, has leased the cell manufacturing facilities of approximately 26,921 square meters (Phase I) since 2015. It has the right and expects to purchase these facilities and obtain the property ownership between 2021 and 2022. In 2016, CSI&GCL Solar Manufacturing obtained the land use right to a piece of land of approximately 133,333 square meters (Phase II and Phase III). The construction of Phase II and Phase III cell manufacturing facilities with floor area of approximately 23,020 square meters was completed in the same year and the commercial operation has commenced since then. In 2017, CSI&GCL Solar Manufacturing obtained the land use rights for approximately 33,664 square meters for the construction of Phase IV. In August 2018, we have obtained the certificate of property ownership for Phase II and Phase III cell manufacturing facilities.

  •
  In Baotou of Inner Mongolia, we lease module manufacturing facilities with a floor space area of 10,190 square meters for a term of two years commencing in November 2016. This module manufacturing facility has commenced operation in the first quarter of 2017. In addition, we have built manufacturing facilities with a floor area of approximately 18,000 square meters on a piece of land of approximately 224,996.97 square meters to which we have obtained the land use right certificate of 27,500.14 square meters and we are in the process of obtaining the land use right certificate of 197,496.83 square meters, and the production has commenced in May 2017. We have also started the construction of other facilities producing poly ingots and mono ingots with a floor area of approximately 61,728 square meters on the same land.

  •
  In Suzhou, Canadian Solar Sunenergy (Suzhou) Co., Ltd. has obtained the land use right to a piece of land of approximately 60,000 square meters and owns the module manufacturing facility thereon with a floor area of 28,355 square meters, which commenced production in the first quarter of 2017.

  •
  CSI Cells (Yancheng) Co., Ltd. has the land use right to a piece of land of approximately 133,857 square meters (Phase I) located in National Yancheng Economic Technical Development Zone of Yancheng City. The floor area of cell manufacturing facilities (Phase I) is approximately 63,496 square meters. A part of the cell manufacturing facilities has completed construction and commenced operations since September 2018.

  •
  CSI Modules (DaFeng) Co., Ltd. obtained the land use right to a piece of land of 200,006 square meters in Yan-Cheng Da-Feng Economic Development District in 2017. The module production facility of 68,465.33 square meters (Phase I) completed construction and the production began in September 2018.

  •
  CSI Modules (JiaXing) Co., Ltd. obtained the land use right to a piece of land of 165,057.00 square meters in 2018.

  •
  Suzhou Gaochuangte New Energy Development Co., Ltd. and its wholly-owned subsidiary obtained the land use right to a piece of land of 597.76 square meters in 2018 and own the office building thereon with a floor area of 1,971.25 square meters.

  •
  In Taiwan, we lease a plant facility of approximately 20,262 square meters located in Hukou Township of Hsinchu City with a five-year term in December 2017. The production of 200 MW module manufacturing is expected to commence in the second quarter of 2019.

  •
  In Ontario, we lease approximately 14,851 square meters of manufacturing facilities in Guelph, Ontario, Canada for a term of ten years commencing September 1, 2010. We also lease a warehouse of 7,912 square meters and an office building of 1,146 square meters on the same premises as the Guelph, Ontario, Canada manufacturing facilities for the same term.

  •
  In Vietnam, we lease approximately 15,784 square meters of manufacturing facilities in Haiphong City, Vietnam since 2015 and have renewed for another three years commencing August 7, 2018. The production has begun since 2016.

  •
  In Thailand, Canadian Solar Manufacturing (Thailand) Co., Ltd. has a land of 179.2 Rai (286,732 square meters) with the ownership certificate obtained. A module manufacturing facility of 29,723 square meters and a cell manufacturing facility of 19,139 square meters were built and the production has commenced in the third quarter of 2016 and in April 2017, respectively. The construction of another cell manufacturing facility with a floor area of 18,100 square meters and a module manufacturing facility with a floor area of 15,460 square meters are under construction and the production will commence in mid-2019.

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
  impact of assets impairment;

  •
  solar power project development and sale and EPC and development services;

  •
  antidumping and countervailing duty costs and true-up charges; and

  •
  foreign exchange.

Solar Power Products Pricing

        Before 2004, all of our net revenues were generated from sales of specialty solar modules and products. In 2004, we began selling standard solar modules. In 2016, we generated 96.2% of our net revenues from our MSS segment, which primarily comprises the design, development, manufacture and sale of solar power products, solar system kits and provided EPC and O&M services, and 3.8% from our energy segment, which primarily comprises solar power project development and sale, operating solar power projects and sales of electricity. In 2017, we generated 80.0% of our net revenues from our MSS segment and 20.0% from our energy segment. In 2018, we generated 57.9% of our net revenues from our MSS segment and 42.1% from our energy segment.

        Our standard solar modules are priced based on the actual flash test result or the nameplate capacity of our modules, expressed in watts-peak. The actual price per watt is affected by overall demand for modules in the solar power market and increasingly by the total power of the module. Higher-powered modules usually command slightly higher prices per watt.

        We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with the customer and the costs of silicon raw materials and solar ingots, wafers and cells. During the first few years of our operations, the average selling price for standard solar modules rose year-over-year across the industry, primarily because of high demand. During the period from 2004 to 2008, the average selling price of our standard solar modules ranged from $3.62 to $4.23. Following a price peak in the third quarter of 2008, the industry-wide average selling price of standard solar modules has declined sharply, as market demand has declined and competition increased. In 2015 and 2016, the average selling price of our standard solar modules was approximately $0.58per watt and $$0.51 per watt, respectively; and, in 2017 and 2018, it was approximately $0.40 per watt and $0.34 per watt, respectively. We expect the averaging selling price of our standard solar modules to continue to drop, albeit at a moderate rate.

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

Impact of Assets Impairment

        For our property, plant and equipment, investments in affiliates, and project assets, if their fair value is less than their carrying value or their carrying value cannot be recoverable, we need to record an impairment loss. We had impairment loss of $25.7 million, 15.3 million, and $45.7 million for our property, plant and equipment, investments in affiliates, and project assets in 2016, 2017 and 2018, respectively.

        Our business development and operation involves numerous risks and uncertainties which could lead to the assets impairment. These risks and uncertainties include what have been discussed in "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may not continue to be successful in developing and maintaining a cost-effective solar cell, wafer and ingot manufacturing capability." and "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, PPAs, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability."

Solar Power Project Development and Sale and EPC and Development Services

        Revenues generated from our energy segment accounted for 3.8%, 20.0% and 42.1% of our net revenues in 2016, 2017 and 2018, respectively. The majority of these revenues came from the sale of solar power projects and the provision of EPC and development services. We intend to monetize the majority of our current portfolio of solar power plants in operation that have an estimated resale value of approximately $1.2 billion as of February 28, 2019. We also intend to monetize certain of our projects before they reach their respective COD. Our revenues from the energy segment are affected by the timing of the completion and sale of solar power projects. See "Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" for a description of the status of our solar power projects.

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

Antidumping and Countervailing Duty Costs and True-up Charges

        In 2018, we booked the benefits of antidumping and countervailing duty provision reversals of $50.2 million, primarily associated with prior years' module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

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

Foreign Exchange

        The majority of our sales in 2018 were denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian real, Canadian dollars, Australian dollars and British pounds. The majority of our costs and expenses in 2018 were denominated in Renminbi, primarily related to purchases of solar cells and wafers and silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars and Japanese yen. The majority of our cash and cash equivalents and restricted cash is denominated in Renminbi. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations."

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

        Following our decision to expand our business to include both building and selling and building and operating solar power projects, we operated our business in three principal reportable business segments in 2015: MSS segment, energy development segment and electricity generation segment. Following our decision to terminate our plans to create and spin off a publicly-traded "yieldco" that would hold the majority of our solar power projects in operation, we have operated our business in two principal reportable business segments since 2016:

  •
  MSS Segment, which primarily comprises the design, development, manufacture and sale of solar power products and solar system kits. The MSS segment also provides EPC and O&M services;

  •
  Energy Segment, which primarily comprises solar power project development and sale, operating solar power projects and sales of electricity.

Overview of Financial Results

        We evaluate our business using a variety of key financial measures.

Net Revenues

  MSS Segment

        Revenues generated from our MSS segment accounted for 96.2%, 80.0% and 57.9% of our net revenues in 2016, 2017 and 2018, respectively. Our revenues from our MSS segment are affected primarily by average selling prices per watt and unit volumes shipped, both of which depend on product supply and demand.

  Energy Segment

        Revenues generated from our energy segment accounted for 3.8%, 20.0% and 42.1% of our net revenues in 2016, 2017 and 2018, respectively. Our revenues from our energy segment are affected primarily by the timing of the completion and sale of solar power projects. See "Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Energy Segment—Solar Project Development and Sale" for a description of the status of our solar power projects.

        Revenue recognition for our energy segment, especially our solar power projects, is, in many cases, not linear in nature due to the timing of when all relevant revenue recognition criteria have been met. During 2018, we recognized $1,542.9 million of revenue from the sale of solar power projects at a point in time. Our revenue recognition policies for the solar power project development are described in "—Critical Accounting Policies—Revenue Recognition."

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

  •
  inventory write-downs;

  •
  solar project EPC services

  •
  depreciation charges relating to under-utilized assets; and

  •
  antidumping and countervailing duty costs and true-up charges.

        Our cost of revenues increased in 2016, and decreased in 2017 and in 2018

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

        In recent years, we have lengthened the warranty against decline in performance for our Dymond module and bifacial module products to 30 years.

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

        Total write-downs of inventory included in our cost of revenue were $19.5 million, $17.8 million and $14.6 million in 2016, 2017 and 2018, respectively.

        In 2018, we booked the benefits of antidumping and countervailing duty provision reversals of $50.2 million, primarily associated with prior years' module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

  Energy Segment

        The cost of revenues of our energy segment consists primarily of the costs of:

  •
  acquiring solar power projects;

  •
  acquiring and developing solar project sites, including interconnection fees and permitting costs;

  •
  solar project EPC and development services;

  •
  interest capitalized for solar power projects during construction period;

  •
  operating and maintaining solar power plants, including depreciation of solar power plants; and

  •
  impairment of project assets.

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

Operating Expenses

        Our operating expenses include selling expenses, general and administrative expenses, research development expenses and other operating income, net. Our operating expenses decreased in 2016 and increased in 2017 and in 2018. We expect our operating expenses to increase as our net revenues grow in the future.

  Selling Expenses

        Selling expenses consist primarily of salaries and benefits, transportation and customs expenses for delivery of our products, sales commissions for our sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling expenses decreased in 2016 and increased in 2017 and in 2018. We expect that as we increase our sales volumes in the future, our selling expenses will increase as we hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees and insurance fees. Our general and administrative expenses increased in 2016, 2017 and 2018.

  Research and Development Expenses

        Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. In 2016, 2017 and 2018, our research and development expenses accounted for 0.6%, 0.8% and 1.2%, respectively, of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

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

Share-based Compensation Expenses

        Under our share incentive plan, as of December 31, 2018, we had outstanding:

  •
  224,502 stock options;

  •
  116,500 restricted shares; and

  •
  1,781,271 restricted share units.

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

        For the year ended December 31, 2018, we recorded share-based compensation expenses of approximately $10.3 million, compared to approximately $9.3million for the year ended December 31, 2017. We have allocated these share-based compensation expenses to our cost of revenues, selling expenses, general and administrative expenses and research and development expenses, depending on the job functions of the individuals to whom we granted the options and restricted share units.

        The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amounts and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2016		2017		2018
	(In thousands of $, except for percentages)
Share-based compensation expenses included in:
Cost of revenues	815	10.5%	958	10.3%	1,053	10.3%
Selling expenses	1,216	15.7%	1,088	11.7%	1,370	13.4%
General and administrative expenses	5,254	67.7%	6,559	70.4%	7,040	68.6%
Research and development expenses	472	6.1%	709	7.6%	795	7.7%

Total share-based compensation expenses	7,757	100.0%	9,314	100.0%	10,258	100.0%

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

Gain (Loss) on Change in Fair Value of Derivatives

        We have entered into foreign currency derivatives to hedge part of the risks of our expected cash flows, mainly in Canadian dollars, British pounds, Renminbi and Euros. In 2016, we had a gain on the change in fair value of derivatives of $27.3 million, which included a $4.8 million gain on change in fair value of foreign currency derivatives, a $24.5 million gain on change in fair value of warrants and a $2.0 million loss in change in fair value of interest rate swap/swaption contracts. In 2017, we had a loss on the change in fair value of derivatives of $0.3 million, which included a $2.6 million loss on change in fair value of foreign currency derivatives, a $0.7 million gain on change in fair value of warrants and a $1.6 million gain in change in fair value of interest rate swap/swaption contracts. In 2018, we had a loss on the change in fair value of derivatives of $19.2 million, which included an $18.4 million loss on change in fair value of foreign currency derivatives and a $0.8 million loss on change in fair value of interest rate swap contracts.

Income Tax Expense

        We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

        We are governed by the CBCA, a federal statute of Canada and are registered to carry on business in Ontario. This subjects us to both Canadian federal and Ontario provincial corporate income taxes. Our combined tax rate was 26.5% for each of the years ended 2016, 2017 and 2018.

        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. Certain of our PRC subsidiaries, such as CSI New Energy Holding and CSI Luoyang Manufacturing, once enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2018, only Suzhou Sanysolar, CSI Cells, CSI Changshu Manufacturing, Changshu Tegu, Suzhou Gaochuangte and Changshu Tlian enjoyed preferential enterprise income tax rates.

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

        Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not "resident enterprises" in the PRC, to the extent such interest or dividends have their sources within the PRC. We consider the undistributed earnings of our PRC subsidiaries (approximately $583.3 million as of December 31, 2018) to be indefinitely reinvested in China, and, consequently, we have made no provision for withholding taxes for those amounts.

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

Revenue Recognition

        We recognize revenue when it satisfies a performance obligation by transferring a promised good or service to a customer.

  MSS Segment

        Solar power products, including solar modules, other solar power products, solar system kits and materials related to solar power products are transferred at a point in time when the customer obtains control of the products, which is typically upon shipment or delivery depending on the contract terms. Revenues of solar product sales also include reimbursements received from customers for shipping and handling costs. Sales agreements typically contain the assurance-type customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions, see our accounting policy for warranty.

        We assessed whether it is probable that we will collect substantially all of the consideration to which it will be entitled in exchange for the products that will be transferred to the customer. As of December 31, 2016, 2017 and 2018, we had inventories of $5.9 million, $7.1 million and $9.0 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was determined to be not probable. The delivered products remain as inventories on consolidated balance sheets, regardless of whether the control has been transferred. If the collection of payment becomes probable in the future, we would then recognize revenue, adjust inventories and recognize cost of revenues.

  Energy Segment

        We recognize revenue for sale of EPC and development services over time based on the estimated progress to completion using a cost-based input method. In applying cost based input methods of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. Cost based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy EPC and development services contracts and therefore reflect the transfer of goods or services to a customer under such contracts. Costs incurred towards contract completion may include costs associated with direct materials, labor, subcontractors, and other indirect costs related to contract performance. Cost based input methods of revenue recognition require us to make estimates of net contract revenues and costs to complete our projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete our projects, including materials, labor, contingencies, and other system costs. If estimated total costs of any contract are greater than the estimated net revenues of the contract, we recognize the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which revisions to estimates are identified and the amounts can be reasonably estimated.

        O&M services are transferred over time when customers receive and consume the benefits provided by the Company's performance under the terms of service arrangements. Revenues from O&M services are recognized when the work completed to date does not require re-performances and the costs of O&M services are expensed when incurred.

        Sales of solar power projects are recognized at a point in time when customers obtain control of solar power projects. We recognize revenue for the sale of a solar power project at certain stage due to the timing of when the associated sales contract with the customer is entered into. For sales of solar power projects in which we obtain an interest in the project sold to the customer, we recognize all of the revenue for the consideration received, including the fair value of the non-controlling interest we obtained, and defer any profit associated with the interest obtained.

        Electricity revenue is generated primarily by our solar power plants under long-term PPAs and performance—based energy incentives. For electricity sold under PPAs, we recognize electricity revenue based on the price stated in the PPAs when electricity has been generated and transmitted to the grid. Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity when the conditions attached to it have been met and there is reasonable assurance that the incentives will be received. During the years ended December 31, 2016, 2017 and 2018, we recognized performance-based energy incentives of $22.8 million, $10.9 million and $4.7 million, respectively, related to electricity generated and recognized in revenue.

        Certain PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating Leases. Minimum lease payments are recognized over the term of the lease and contingent rents are recorded when the achievement of the contingency becomes probable in accordance with the U.S. GAAP. None of our operating leases have minimum lease payments, so revenue from these contracts is recognized as energy and any related renewable energy attributes are delivered. During the years ended December 31, 2016, 2017 and 2018, the total lease income recognized was $6.2 million, $2.5 million and $1.5 million, respectively, related to these PPAs.

  Disaggregation of Revenue

        The table represents a disaggregation of revenue from contracts with customers for the years ended December 31, 2016, 2017, and 2018.

        The following table represents a disaggregation of revenue recognized at a point in time or over time:

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
MSS segment:
Revenue recognized at a point in time	2,742,518	2,705,985	2,095,743
Revenue recognized over time	4,128	6,938	73,175
Energy segment:
Revenue recognized at a point in time	25,755	633,195	1,542,906
Revenue recognized over time	80,677	44,275	32,688

	2,853,078	3,390,393	3,744,512

        Our contract assets and liablities are as follow:

	At December 31, 2017	At December 31, 2018	Fluctuation	%
	(In Thousands of U.S. Dollars, except percentages)
Contract Assets
Accounts receivables, unbilled	1,253	38	1,215	3,197%
Contract Liabilities
Advances from customers	51,739	39,024	12,715	33%
Deferred revenue	47,854	51,381	(3,527)	(7)%

	99,593	90,405	9,188	10%

        For the year ended December 31, 2018, $70.9 million revenue is recognized from the beginning balance of contract liabilities as of January 1, 2018.

  Practical Expedients and Exemptions

        We apply the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, we have elected the portfolio approach in applying the new revenue guidance.

        We have made an accounting policy election to not assess whether promised products are performance obligations if they are immaterial in the context of the contract with the customer. If the revenue related to a performance obligation that includes products that are immaterial in the context of the contract is recognized before those immaterial products are transferred to the customer, then the related costs to transfer those products are accrued.

        We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed.

        We generally expenses incremental cost of obtaining a contract when incurred because the amortization period would be less than one year. These incremental costs are recorded in operating expenses. Incremental costs of obtaining a contract with an amortization period more than one year are not material to us.

Warranty Costs

        We warrant, for a period of ten years, that our solar products will be free from defects in materials and workmanship.

        We also warrant that, for a period of 25 years, our standard solar modules will maintain the following performance levels:

  •
  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

  •
  from the second year to the 24th year, the actual annual power output decline of the module will be no more than 0.7%; and

  •
  by the end of the 25th year, the actual power output of the module will be no less than 80% of the labeled power output.

        In recent years, we have lengthened the warranty against decline in performance for our Dymond module and bifacial module products to 30 years.

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

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in our consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 or 30 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, we will reclassify that portion of the receivable as being current. The insurance receivable amounts were $61.9 million, $74.9 million and $75.6 million at the end of 2016, 2017 and 2018, respectively, and were included as a component of other non-current assets.

        We made downward adjustments to our accrued warranty costs of $7.5million and $9.3 million and other non-current assets of $5.2 million and $5.6 million, for the years ended December 31, 2017 and 2018, respectively, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $9.8 million, $19.8 million and $13.2 million are included in cost of revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

Income Taxes

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry-forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. We have recognized a valuation allowance of $71.5 million, $65.4 million and $76.5 million as of December 31, 2016, 2017 and 2018, respectively.

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

Recently Issued Accounting Pronouncements

        See note 2(ak) Recently issued accounting pronouncements in the notes to our consolidated financial statements, included herein.

Results of Operations

        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2016		2017		2018
	(in thousands of $, except percentages)
Net revenues	$2,853,078	100.0%	3,390,393	100.0%	3,744,512	100.0%
MSS segment(1)	2,825,270	99.0%	2,850,859	84.1%	2,413,889	64.5%
Energy segment	106,432	3.8%	677,470	20.0%	1,575,594	42.1%
Elimination	(78,624)	(2.8)%	(137,936)	(4.1)%	(244,971)	(6.6)%
Cost of revenues	2,435,890	85.4%	2,752,795	81.2%	2,969,430	79.3%
MSS segment	2,429,207	85.1%	2,390,686	70.5%	1,923,131	51.4%
Energy segment	66,955	2.4%	473,453	14.0%	1,302,779	34.8%
Elimination	(60,272)	(2.1)%	(111,344)	(3.3)%	(256,480)	(6.9)%
Gross profit	417,188	14.6%	637,598	18.8%	775,082	20.7%
MSS segment	396,063	13.8%	460,173	13.6%	490,758	13.1%
Energy segment	39,477	1.4%	204,017	6.0%	272,815	7.3%
Elimination	(18,352)	(0.6)%	(26,592)	(0.8)%	11,509	0.3%
Operating expenses:
Selling expenses	145,367	5.1%	156,032	4.6%	165,402	4.4%
General and administrative expenses	203,789	7.1%	230,998	6.8%	245,376	6.6%
Research and development expenses	17,407	0.6%	28,777	0.8%	44,193	1.2%
Other operating income, net	(42,539)	(1.5)%	(47,554)	(1.4)%	(44,546)	(1.2)%
Total operating expenses	324,024	11.4%	368,253	10.9%	410,425	11.0%
Income from operations	93,164	3.3%	269,345	7.9%	364,657	9.7%
Other income (expenses)
Interest expense	(69,723)	(2.4)%	(117,971)	(3.5)%	(106,032)	(2.8)%
Interest income	10,236	0.4%	10,477	0.3%	11,207	0.3%
Gain (loss) on change in fair value of derivatives	27,322	1.0%	(272)	— (2)	(19,230)	(0.5)%
Foreign exchange gain (loss)	25,406	0.9%	(23,449)	(0.7)%	6,529	0.2%
Investment income (loss)	(1,532)	(0.1)%	(3,607)	(0.1%)	41,361	1.1%
Gain on repurchase of convertible notes	2,782	0.1%	—	—	—	—
Income before income taxes and equity in earnings (loss) of unconsolidated investees	87,655	3.1%	134,523	4.0%	298,492	8.0%
Income tax expense	(17,976)	(0.6)%	(40,951)	(1.2)%	(61,969)	(1.7)%
Equity in earnings (loss) of unconsolidated investees	(4,404)	(0.2)%	9,411	0.3%	5,908	0.2%
Net income	65,275	2.3%	102,983	3.0%	242,431	6.5%
Less: Net income attributable to non-controlling interests	26	0.0%	3,411	0.1%	5,361	0.2%
Net income attributable to Canadian Solar Inc.	65,249	2.3%	99,572	2.9%	237,070	6.3%

(1)
In 2017, the MSS segment provided O&M services which were previously provided by the energy segment. Net revenues, cost of revenues and gross profit of MSS segment and energy segment for the years ended December 31, 2016 have been restated to conform to the current year's presentation. In 2018, the MSS segment also provided EPC services.

(2)
Less than 0.1%.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

        Net Revenues.    Our total net revenues increased by $354.1 million, or 10.4%, from $3,390.4 million for the year ended December 31, 2017 to $3,744.5 million for the year ended December 31, 2018. The increase was primarily due to an increase in revenue contribution from the sale of solar power projects, partially offset by a decrease in shipments from our MSS segment (from 6,539 MW to 5,916 MW) and a decrease in the average selling price of our solar modules. For the year ended December 31, 2018, Asia contributed 42.0%, the Americas contributed 39.4%, and Europe and others accounted for 18.6% of our net revenues. Our top five customers by revenues collectively accounted for 31.9% of our net revenues for the year ended December 31, 2018.

  •
  MSS Segment.  Revenues generated by our MSS segment decreased by $437.0 million, or 15.3%, from $2,850.9 million for the year ended December 31, 2017 to $2,413.9 million for the year ended December 31, 2018. $142.1 million of the decreased revenues was attributable to a 5.3% decline in volume of shipments of our solar modules and $361.2 million was attributable to a 14.2% decline in the average selling price of our solar modules.

  •
  Our total solar module shipments recognized in revenue for the year ended December 31, 2018 were 6,817 MW, a decrease of 1.1% from 6,893 MW for the year ended December 31, 2017. Shipments to non-European markets decreased by 485 MW from 6,242 MW for the year ended December 31, 2017 to 5,757 MW for the year ended December 31, 2018, primarily as a result of lower shipments to customers in China, India and the U.S. Shipments to European markets increased by 409 MW from 651 MW for the year ended December 31, 2017 to 1,060 MW for the year ended December 31, 2018.

    The average selling price of our solar modules declined from $0.40 for the year ended December 31, 2017 to $0.34 for the year ended December 31, 2018. The decline was primarily due to the supply of solar products exceeding demand, policy changes in China starting in June 2018 and a change in the geographic mix of sales.

  •
  Energy Segment.  Revenues generated by our energy segment increased by $898.1 million, or 132.6%, from $677.5 million for the year ended December 31, 2017 to $1,575.6 million for the year ended December 31, 2018. This increase was primarily due to an increase of $910.6 million in sales of solar power projects, of which $584.9 million were in U.S. and $134.3 million in China, partially offset by a decrease in electricity revenue of $20.5 million.

        Cost of Revenues.    Our total cost of revenues increased by $216.6 million, or 7.9%, from $2,752.8 million for the year ended December 31, 2017 to $ 2,969.4 million for the year ended December 31, 2018. The increase was primarily due to an increase in sales of solar power projects, partially offset by a decrease in shipments of our solar modules and lower solar module manufacturing costs. Total cost of revenues as a percentage of total net revenues decreased from 81.2% for the year ended December 31, 2017 to 79.3% for the year ended December 31, 2018.

  •
  MSS Segment.  Cost of revenues incurred by our MSS segment decreased by $467.6 million, or 19.6%, from $2,390.7 million for the year ended December 31, 2017 to $1,923.1 million for the year ended December 31, 2018. The decrease was primarily due to lower module manufacturing costs and a decrease in shipments of our solar modules. Our module manufacturing cost in China, including purchased polysilicon, wafers and cells, decreased to $0.20 per watt in December 2018.

    For the year ended December 31, 2018, we booked the benefits of antidumping and countervailing duty provision reversals of $50.2 million, primarily associated with prior years' module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

  •
  Energy Segment.  Cost of revenues incurred by our energy segment increased by $829.3 million, or 175.2%, from $473.5 million for the year ended December 31, 2017 to $1,302.8 million for the year ended December 31, 2018. The increase was primarily due to an increase in sales of solar power projects.

        Gross Profit.    As a result of the foregoing, our total gross profit increased by $137.5 million, or 21.6%, from $637.6 million for the year ended December 31, 2017 to $ 775.1 million for the year ended December 31, 2018. Our total gross margin increased from 18.8% for the year ended December 31, 2017 to 20.7% for the year ended December 31, 2018.

  •
  MSS Segment.  Gross profit for our MSS segment increased by $30.6 million, or 6.6%, from $460.2 million for the year ended December 31, 2017 to $ 490.8 million for the year ended December 31, 2018, primarily due to a decrease in our solar module manufacturing costs, partially offset by a decrease in the average selling price of our solar modules and a decrease in shipments of our solar modules. Gross margin increased from 16.1% for the year ended December 31, 2017 to 20.3% for the year ended December 31, 2018, primarily due to a decrease in our solar module manufacturing cost, partially offset by a decrease in the average selling price of our solar modules.

  •
  Energy Segment.  Gross profit for our energy segment increased by $68.8 million, or 33.7%, from $204.0 million for the year ended December 31, 2017 to $272.8 million for the year ended December 31, 2018, primarily due to an increase in sales of solar power projects, partially offset by a decrease in electricity sale revenue. Gross margin decreased from 30.1% for the year ended December 31, 2017 to 17.3% for the year ended December 31, 2018, primarily due to a higher proportion of sales of low margin solar power projects in 2018.

        Operating Expenses.    Our operating expenses increased by $42.2 million, or 11.5%, from $368.3 million for the year ended December 31, 2017 to $410.4 million for the year ended December 31, 2018. Operating expenses as a percentage of our total net revenues increased from 10.9% for the year ended December 31, 2017 to 11.0% for the year ended December 31, 2018.

        Selling Expenses.    Our selling expenses increased by $9.4 million, or 6.0%, from $156.0 million for the year ended December 31, 2017 to $165.4 million for the year ended December 31, 2018. The increase was primarily due to increase of $10.6 million in labor cost and $8.2 million in transaction expenses for projects sold, partially offset by a decrease of $10.0 million in shipping, handling and storage charges. Selling expenses as a percentage of our net total revenues decreased from 4.6% for the year ended December 31, 2017 to 4.4% for the year ended December 31, 2018.

        General and Administrative Expenses.    Our general and administrative expenses increased by $14.4 million, or 6.2%, from $231.0 million for the year ended December 31, 2017 to $245.4 million for the year ended December 31, 2018. The increase was primarily due to an increase of $19.3 million in impairment charge related to certain manufacturing assets and $14.8 million in labor costs, partially offset by a decrease of $8.6 million provision for the LDK case and $3.4 million in bad debt provision. General and administrative expenses as a percentage of our total net revenues decreased from 6.8% for the year ended December 31, 2017 to 6.6% for the year ended December 31, 2018.

        Research and Development Expenses.    Our research and development expenses increased by $15.4 million, or 53.6%, from $28.8 million for the year ended December 31, 2017 to $44.2 million for the year ended December 31, 2018. The increase was primarily due to an increase of $3.7 million in materials consumables and $5.5 million in labor costs. Research and development expenses as a percentage of our total net revenues were 0.8% for the year ended December 31, 2017 and 1.2% for the year ended December 31, 2018.

        Other Operating Income, Net.    Our other operating income, net, decreased by $3.0 million, or 6.3%, from $47.6 million for the year ended December 31, 2017 to $44.5million for the year ended December 31, 2018. The decrease was primarily due to a decrease of $15.2 million business interruption insurance compensation, partially offset by an increase of $8.3 million of net gain in sales of solar power system, and $4.5 million in government grants.

        Income from operations.    As a result of the foregoing, income from operations increased by $95.3million, or 35.4%, from $269.3 million for the year ended December 31, 2017 to $364.7 million for the year ended December 31, 2018.

        Interest Expense, Net.    Our interest expense, net, decreased by $12.7 million, or 11.8%, from $107.5 million for the year ended December 31, 2017 to $94.8 million for the year ended December 31, 2018. Interest expense decreased by $11.9 million, or 10.1%, from $118.0 million for the year ended December 31, 2017 to $106.0 million for the year ended December 31, 2018. The decrease was primarily due to repayment of borrowing during 2018. Our debt balance was reduced to $1,963.7 million as of December 31, 2018 compared to $2,770.4 million as of December 31, 2017. Interest income increased by $0.7 million, or 7.0%, from $10.5 million for the year ended December 31, 2017 to $11.2 million for the year ended December 31, 2018.

        Gain/(Loss) on Change in Fair value of Derivatives.    We recorded a loss of $19.2 million on change in fair value of derivatives for the year ended December 31, 2018, compared to a loss of $0.3 million for the year ended December 31, 2017. The loss on change in fair value of derivatives for the year ended December 31, 2018 was due to a loss of $18.4 million on change in fair value of foreign currency derivatives and a loss of $0.8 million on change in fair value of swap. The loss on change in fair value of foreign currency derivatives for the year ended December 31, 2018 was attributable to a loss on foreign currency forward and option contracts that we purchased to hedge the fluctuation of exchange rates of foreign currencies, including Renminbi, Canadian dollars and Japanese yen.

        Foreign Exchange Gain/(Loss).    We recorded a foreign exchange gain of $6.5 million for the year ended December 31, 2018, compared to a foreign exchange loss of $23.4 million for the year ended December 31, 2017. The gain for the year ended December 31, 2018 was primarily due to the depreciation of Canadian dollar and Renminbi against the U.S. dollar.

        Investment income (loss).    We recorded an investment income of $41.4 million for the year ended December 31, 2018, compared to an investment loss of $3.6 million for the year ended December 31, 2017. The increase was primarily due to investment income of $40.4 million from the sale of non-controlling interests in the Tranquillity and Garland projects in the U.S. and the Pirapora project portfolio in Brazil, partially offset by $5.7 million investment impairment charge.

        Income Tax Expense.    We recorded an income tax expense of $62.0 million for the year ended December 31, 2018, compared to an income tax expense of $41.0 million for the year ended December 31, 2017. The increase of $21.0 million was primarily due to an increase in the income before tax for the year ended December 31, 2018. Our effective tax rate was 20.36% in 2018, lower than 28.45% in 2017, mainly due to a reduction in deferred tax assets due to the effects of the U.S. Tax Cuts and Jobs Act which resulted in a higher effective tax rate in 2017. The effective tax rate of 2018 was also affected by several permanent items such as tax refunds resulting from prior year tax audits and super deductions of R&D expenses, partially offset by valuation allowance of deferred tax assets.

        Equity in Earnings/(Loss) of Unconsolidated Investees.    Our share of the earnings (loss) of unconsolidated investees was a net gain of $5.9 million for the year ended December 31, 2018, compared to a net gain of $9.4 million for the year ended December 31, 2017.

        Net Income Attributable to Non-Controlling Interest.    The net income attributable to non-controlling interest is the share of net income attributable to the interests of non-controlling shareholders in certain of our subsidiaries in China, Indonesia, Japan and Australia. No net income was generated in connection with the sale of project assets which was attributable to non-controlling interests for the year ended December 31 2018.

        Net Income Attributable to Canadian Solar Inc.    As a result of the foregoing, we recorded net income of $237.1 million for the year ended December 31, 2018, which was an increase of $137.5 million, or 138.1%, compared to our net income of $99.6 million for the year ended December 31, 2017.

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

        Gain/(Loss) on Change in Fair value of Derivatives.    We recorded a loss of $0.3 million on change in fair value of derivatives for the year ended December 31, 2017, compared to a gain of $27.3 million for the year ended December 31, 2016. The loss on change in fair value of derivatives for the year ended December 31, 2017 was due to a loss of $2.6 million on change in fair value of foreign currency derivatives and a gain of $1.6 million on change in fair value of swap and a gain of $0.7 million on change in fair value of warrants. The loss on change in fair value of foreign currency derivatives for the year ended December 31, 2017 was attributable to a loss on foreign currency forward contracts that we purchased to hedge the fluctuation of exchange rates of foreign currencies, including British pounds, Euros and Thai Baht.

        Foreign Exchange Gain/(Loss).    We recorded a foreign exchange loss of $23.4 million for the year ended December 31, 2017, compared to a foreign exchange gain of $25.4 million for the year ended December 31, 2016. The loss for the year ended December 31, 2017 was primarily due to the appreciation of Canadian dollar and Renminbi against the U.S. dollar. .

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

        Our energy segment required significant working capital and capital expenditure financing in 2018 and is expected to continue to do so in the future. The time cycles of our solar power project development and operation can vary substantially and take many years. As a result, we may need to make significant up-front investments of resources before the collection of any cash from the sale or operation of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal and other expenses. We may have to use part of our existing bank facilities to finance the construction of these solar power projects. Depending on the size and number of solar power projects that we are developing and self-financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our solar power projects which we are self-financing could also impact our liquidity.

        In 2018, we financed our operations primarily through short-term and long-term borrowings. As of December 31, 2018, we had $444.3 million in cash and cash equivalents and $496.7 million in restricted cash. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less. In 2018, our restricted cash was mainly used as collateral to secure bank acceptances and borrowings.

        As of March 31, 2019, we had contractual credit facilities with an aggregate limit of approximately $2,619.4 million. In addition, we had uncommitted credit facilities of approximately $555.8 million.

        As of March 31, 2019, we had approximately $433.5 million of long-term borrowings, of which $323.1 million was secured by restricted cash, equity, accounts receivable, inventories, project assets and property, plant and equipment, and $1,083.0 million of short-term borrowings, of which $863.6 million was secured by restricted cash, equity, accounts receivable, inventories, project assets and property, land use rights, plant and equipment; and $280.5 million of long-term borrowings on project assets-current, which was secured by project assets.

        The long-term borrowings will mature during the period from the second quarter of 2020 to the fourth quarter of 2038 and bear interest ranging from 1.05% to 8.00% per annum.

        The long-term borrowings on project assets—current include $11.1 million with maturity dates in 2020 and $269.4 million with maturity dates ranging from 2021 to the fourth quarter of 2033, which are reclassified as current liabilities because these borrowings are associated with certain solar power projects that are expected to be sold in 2019, and bear interests ranging from 3.7% to 10.5% per annum.

        The short-term borrowings will mature during 2019 through the first quarter of 2020 and bear interest ranging from nil to 8% per annum. Our facilities of credit contain no specific extension terms but, historically, we have been able to obtain new short-term borrowings with similar terms shortly before they mature.

        In February 2014, we completed an offering of 3,194,700 common shares and $150 million of 4.25% senior convertible notes. In 2016, we repurchased $22.5 million of the senior convertible notes at weighted average price of $85.43 per $100 par value. The outstanding balance of the senior convertible notes was fully repaid in February 2019.

        In January 2016, we signed a $60.0 million loan facility agreement with International Finance Corporation, or IFC, a member of World Bank Group to fund the construction of our solar cell and module production facilities in Vietnam and other countries approved by IFC. The loan facility expires in June 2020. On the same day, we signed a subscription agreement with IFC pursuant to which IFC agreed to subscribe for 529,661 of our common shares at $18.88 per share. The subscription was completed in February 2016 and the net proceeds of approximately $10.0 million have been used for the construction, operation and general corporate purpose of our solar cell and module production facilities in countries approved by IFC. The facility has been fully drawn and the outstanding balance as of March 31, 2019 was $35.0 million.

        In February 2016, we entered into a financing agreement, pursuant to which Goldman Sachs Japan Co., Ltd. agreed to arrange a JPY3.0 billion ($26.6 million) non-recourse project finance bond with a maturity of 20 years and a fixed coupon rate of 1.4% per annum for the construction of the 10.2 MWp Aomori-Misawa solar power project in Japan. The project reached COD in late 2016 and was subsequently sold together with the associated project bond in September 2018.

        In 2016, we entered into a financing agreement with the Export Development Canada, or EDC, pursuant to which EDC agreed to provide bank guarantees or letters of credit of up to $100 million to support our global project development. Royal Bank of Canada and Toronto Branch of China Construction Bank Corporation serve as fronting banks for the facility. In September 2018, we renewed the agreement with EDC and increased the facility amount to $125 million with a more focused support for project development activities in North America, Latin America, Europe, Asia and Australia.

        In 2016, we obtained a syndicated three-year loan facility of JPY9.6 billion ($85.2 million) with Sumitomo Mitsui Banking Corporation, or SMBC, acting as the lead arranger and 13 other participating financial institutions. In September 2018, the facility agreement was renewed and extended to JPY10.7 billion ($97.5 million) with 10 participating financial institutions led by SMBC. The facility is unsecured and loan proceeds will be used to develop our solar project pipeline in Japan and for general corporate working capital purposes.

        In December 2016, we secured senior and subordinate non-recourse term loan facilities of JPY14.9 billion ($132.2 million) to finance the construction and operation of a 55 MWp solar power plant in the Yamaguchi prefecture, Japan. The facilities were arranged by Hanwha Asset Management and have a maturity of 17 years. The project reached COD in May 2018.

        In January 2017, we obtained a five-year syndicated credit facility of $210 million with the Siam Commercial Bank Public Company Limited, or SCB, acting as the lead arranger and China Minsheng Banking Corporation Ltd, as one of the lenders. As of March 31, 2019, $44.2 million of the facility has been used to finance the construction of our solar cell and module manufacturing facilities in Thailand. Under the same facility agreement, we obtained a working capital facility of THB4.04 billion

($123.9 million) from SCB to support the operations of our manufacturing company in Thailand and $68 million has been used as of March 31, 2019.

        In March 2017, we entered into a three-year credit agreement of JPY4.0 billion ($35.5 million) with Sumitomo Mitsui Finance and Leasing Company, Limited, a member of Sumitomo Mitsui Financial Group. The facility received commitments from five finance leasing institutions. As of March 31, 2019, we have used proceeds of JPY2.3 billion ($21.0 million) from the facility to expand the development of our solar power projects in Japan.

        In April 2017, we completed our second non-recourse project bond placement of JPY5.4 billion ($47.9 million) with Goldman Sachs Japan Co., Ltd. to finance the construction of the 19.05 MWp Gunma Aramaki solar power project in Japan. The project bond has a dual-tenor maturity of 1.5 years and 20.3 years, representing the initial and extended tenor respectively, within a single-tranche of bond. The bond pays a fixed coupon of 1.2875% per annum during the initial tenor and, if extended at our option, 1.3588% per annum thereafter. The project reached COD in December 2017.

        In May 2017, we secured a five-year non-recourse project financing of AUD65 million ($50.8 million) with Bank of Tokyo-Mitsubishi UFJ, Ltd. and Clean Energy Finance Corporation for two solar farm power projects, the 17 MW Longreach project and the 30 MW Oakey 1 project, both in Queensland, Australia. In October 2017, we entered into a binding contract with Foresight Solar Fund Limited, or Foresight, pursuant to which Foresight agreed to acquire 49% interests in Longreach and Oakey. The acquisition was completed in the first quarter of 2018. The projects have completed construction and we have an option and intend to sell the remaining 51% interests to Foresight within three years after the projects reach COD.

        In November 2017, we completed our second dual-tenor green project bond placement of JPY7.4 billion ($65.7 million) with Goldman Sachs Japan Co., Ltd. to finance the operation of our 27.3 MWp Tottori solar power project in Japan. The green project bond consists of a dual-tenor maturity of 1.5 years and 18.3 years, representing the initial and extended tenor respectively, within a single-tranche of the bond. The bond pays a fixed coupon of 1.2725% per annum during the initial tenor and, if extended, 1.3113% per annum thereafter. The project was sold to CSIF and the green bond was repaid in September 2018.

        In March 2018, we secured a non-recourse 18.5 year term facility of JPY16 billion ($142.0 million) from Shinsei Bank, Limited to finance the construction of our 53.4 MWp Oita Hijimachi solar power project in Japan. Construction of the project commenced in November 2017 and the project is expected to reach COD in late 2019.

        In May 2018, we closed a tax equity investment commitment with U.S. Bancorp Community Development Corporation for the 102 MWp NC 102 project in North Carolina. The investment included debt financing of $106.7 million, a tax equity bridge loan, term loan and revolving loan provided by Prudential Capital Group. The NC 102 project reached COD in September 2018.

        In December 2018, we secured a non-recourse project financing of $50 million for our 100.1 MWp solar power project in Cafayate, Salta Province, Argentina. The financing package, arranged by CAF—Development Bank of Latin America, consists of CAF A-loan of $30 million with a 15-year tenor, a parallel loan of $15 million from the Argentinian Development Bank of Investment and Foreign Trade with a 15-year tenor, and another parallel loan of $5 million from the Bank of the City of Buenos Aires (Banco de la Ciudad) with a 10-year tenor.

        Also in December 2018, we closed a non-recourse financing of $69 million with Banco Nacional de Comercio Exterior, S.N.C., a Mexican Development Bank and Export Credit Agency, and Banco Sabadell, a commercial banking group headquartered in Spain, for the construction of the 68 MWp solar power project in Aguascalientes, Mexico. The financing package consists of a long-term loan of

$53.2 million, a letter of credit facility of $5.6 million, and a VAT short-term loan of $10.2 million. The project reached COD in January 2019.

        In January 2019, we secured a 295 million Brazilian reals ($76.0 million) financing from Banco do Nordeste S.A. for the 112 MWp Salgueiro solar power project in the northeast state of Pernambuco, Brazil. The financing package provides comprehensive limited-recourse construction and non-recourse operations debt funding over a 20-year tenor based on the concessionary Constitutional Funds Interest Rate (TFC) in Brazil.

        Due to market competition, in many cases, we offer credit terms to our customers ranging from 30 days up to 90 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $90.1 million, $51.7 million and $39.0 million as of December 31, 2016, 2017 and 2018, respectively. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase our credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

        The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2016	2017	2018
	(in thousands of $)
Net cash provided by (used in) operating activities	(278,073)	203,920	216,280
Net cash provided by (used in) investing activities	(1,093,142)	(239,230)	29,071
Net cash provided by (used in) financing activities	1,299,823	165,283	(463,613)
Net increase (decrease) in cash, cash equivalents and restricted cash	(118,021)	181,315	(256,987)
Less: net increase (decrease) in cash and cash equivalents classified within assets held-for-sale at end of period	8,962	(1,119)	(7,843)
Cash, cash equivalents and restricted cash at the beginning of the year	1,134,683	1,007,700	1,190,134
Cash, cash equivalents and restricted cash at the end of the year	1,007,700	1,190,134	940,990

Operating Activities

        Net cash provided by operating activities was $216.3 million in 2018, compared to net cash provided by operating activities of $203.9 million in 2017. The change was primarily due to a $139.5 million increase in net income and a $109.8 million decrease in net operating assets in 2018.

        Net cash provided by operating activities was $203.9 million in 2017, compared to net cash used in operating activities of $278.1 million in 2016. The change was primarily due to a $37.7 million increase in net income and a $399.2 million decrease in net operating assets in 2017.

        Net cash used in operating activities was $278.1 million in 2016, compared to net cash provided by operating activities of $413.7 million in 2015. The change was primarily due to a $511.1 million increase in working capital investment and a $108.0 million decrease of net income in 2016.

Investing Activities

        Net cash provided by investing activities was $29.1 million in 2018, compared to net cash used in investing activities of $239.2 million in 2017. The change was primarily due to an increase in proceeds of $337.8 million for disposal of investment in affiliates (primarily non-controlling interests in certain solar projects), partially offset by $111.0 million decrease in proceeds from disposal of solar power system during 2018.

        Net cash used in investing activities was $239.2 million in 2017, compared to net cash used in investing activities of $1,093.1 million in 2016. The change was primarily due to a decrease of $791.1 million in payments for construction of our solar power systems.

        Net cash used in investing activities was $1,093.1 million in 2016, compared to $898.2 million in 2015. The change was primarily due to $468.7 million increase in payments for construction of our solar power systems and manufacturing plants, partially offset by a reduced payment of $196.8 million for the acquisition of subsidiaries and $90.1 million net proceeds from the disposal of solar power systems.

Financing Activities

        Net cash used in financing activities was $463.6million in 2018, compared to net cash provided by financing activities of $165.3 million in 2017. The change was primarily due to a decrease of $455.9 million proceeds from borrowings and an increase of $300.9 million repayment of borrowings, partially offset by $50.8 million additional contribution payments from tax equity partners of our U.S. projects during 2018.

        Net cash provided by financing activities was $165.3 million in 2017, compared to net cash provided by financing activities of $1,299.8 million in 2016. The change was primarily due to a decrease of $405.5 million proceeds from borrowings, a decrease of $415.5 million in tax equity contribution payments in the U.S. compared with 2016 and the repayment of $139.0 million of short-term commercial paper in China during 2017.

        Net cash provided by financing activities was $1,299.8 million in 2016, compared to $619.5 million in 2015. The change was primarily due to $415.5 million additional contribution payments from tax equity partners of our U.S. projects and net proceeds of $134.3 million from the issuance of short-term commercial paper in China during 2016.

        As of December 31, 2018, we had total outstanding credit facilities of $3,028 million, of which $879.7 million were undrawn and available. We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the 12 months ending December 31, 2019. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

        As of December 31, 2018, we had outstanding short-term borrowings of $550.7 million with Chinese banks. Between January 1, 2019 and March 31, 2019, we obtained new borrowings of $247.5 million from Chinese banks, including $136.2 million with due dates beyond December 31, 2019. Also, between January 1, 2019 and March 31, 2019, we renewed existing bank facilities of $183.7 million from Chinese banks with due dates beyond December 31, 2019. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings of our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

        We made capital expenditures of $1,111.5 million, $310.7 million and $316.3 million in 2016, 2017 and 2018, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop solar power systems. As of December 31, 2018, our commitments for the purchase of property, plant and equipment were $112.3 million.

Restricted Net Assets

        Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The boards of directors of our PRC subsidiaries determine the staff welfare and bonus reserves. The general reserves are used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of their boards of directors, convert their general reserves into capital. The staff welfare and bonus reserves are used for the collective welfare of the employees of the PRC subsidiaries. In addition to their general reserves, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $411.9 million, $461.8 million and $ 486.6 million as of December 31, 2016, 2017 and 2018, respectively.

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

        As of December 31, 2018, $583.3 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under PRC GAAP, to a non-distributable general reserve. After making this appropriation, the balance of the undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute their distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

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

        As of December 31, 2018, we had approximately 572 employees engaged in research, product development and engineering.

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

        Going forward, we will focus on the following research and development initiatives which we believe will enhance our competitiveness:

  •
  High efficiency cells.  We have finished commercializing our in-house developed black silicon technology on multi wafers. All our multi cell capacity has been converted as at December 31, 2018. This self-developed, wet chemical texturing is a unique, IP-protected and cost-effective technology and significantly increase solar cell efficiency due to advanced light absorption and surface passivation. We are continuously commercializing PERC (passivated emitter and rear cell) technology in order to further increase cell efficiency. Mass production of PERC commenced in our Yancheng facility in March 2016. We are now expanding the technology to include multi-crystalline (P4 technology) and using it in our manufacturing sites in Yancheng, Suzhou and Thailand. We also have focused research and development initiatives on N-type bifacial cell, PASSCon cell, heterojunction (HJT) cell, IBC cell and other high efficiency cell designs. With these advanced technologies, we can significantly lower the LCOE on the system level and improve our products' market competitiveness.

  •
  Solar module manufacturing technologies.  Since the opening of our Center for Photovoltaic Testing and Reliability Analysis, we have focused on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield, efficiency and reliability. We are the first to convert all our production lines to mass production of five bus-bar cells and modules. We extended our product competitiveness by commencing volume production of our multi bus-bar cell and modules with higher module wattage in the second quarter of 2018. HDM modules are also being produced and shipped. We have developed new technology for PID-resistant modules, which have received certification by the TUV SUD and the VDE testing and certification institutes. Our BiKu, HiKu, HiDM and other module technologies have improved the output power and module efficiency, and more importantly, improved energy generation, system performance and reliability.

  •
  Power system integration and solar application products.  We have begun to explore power system integration products and have expanded our research and development efforts in solar application products and commercial sales of such products.

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

F.     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of $)
Short-term debt obligations	1,293,697	1,293,697	—	—	—
Interest related to short-term debt obligations(1)	31,764	31,764	—	—	—
Operating lease obligations	50,522	18,287	21,169	3,323	7,743
Capital lease obligations	76,826	40,945	35,325	556	—
Purchase obligations(2)	575,196	552,942	22,254	—	—
Long-term debt obligations(3)	393,614	—	182,732	54,414	156,468
Interest related to long-term debt obligations(4)	65,620	12,320	19,890	8,026	25,384
Convertible notes(5)	127,500	127,500	—	—	—
Interest related to convertible notes(6)	692	692	—	—	—
Financing liability	77,835	—	—	23,313	54,522
Interest related to financing liability	26,188	4,924	9,848	8,532	2,884

Total	2,719,454	2,083,071	291,218	98,164	247,001

(1)
Interest rates range from 0% to 10.5% per annum for short-term debt obligations.

(2)
Includes commitments to purchase property, plant and equipment of $112.3 million and raw materials of $462.9 million.

(3)
The maturity dates of long-term debt obligations are based on our estimate timing of the monetization of related projects.

(4)
Interest rates range from 1.05% to 6.31% per annum for long-term debt obligations.

(5)
Assumes no redemption of the convertible notes and none of the convertible notes will be converted into ordinary shares.

(6)
Interest rate is 4.25% per annum on the principal outstanding.

        The above table excludes accrued warranty costs of $50.6 million, liability for uncertain tax positions of $20.1 million, deferred tax liabilities—non-current of $35.7million and loss contingency accruals of $24.6 million as we are unable to reasonably estimate the timing of future payments of these liabilities. Other long-term liabilities of $34.1 million were also excluded in the above table. For additional information, see the notes to our consolidated financial statements, included herein.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	55	Chairman of the Board, President and Chief Executive Officer
Robert McDermott	77	Lead Independent Director
Lars-Eric Johansson	72	Independent Director
Harry E. Ruda	60	Independent Director
Andrew (Luen Cheung) Wong	61	Independent Director
Arthur (Lap Tat) Wong	59	Independent Director
Huifeng Chang	53	Senior Vice President and Chief Financial Officer
Guangchun Zhang	61	Senior Vice President and Chief Operations Officer
Yan Zhuang	55	Senior Vice President, Chief Commercial Officer and President of Modules and Systems Solutions Business
Arthur (Jian) Chien	58	Senior Vice President, Chief Strategy Officer and President of Energy Business
Jianyi Zhang	61	Senior Vice President, General Counsel and Chief Compliance Officer
Guoqiang Xing	55	Senior Vice President and Chief Technology Officer

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

        Dr. Harry E. Ruda has served as an independent director of our company since July 2011. He is the Director of the Centre for Advanced Nanotechnology, the Stanley Meek Chair in Nanotechnology and Professor of Applied Science and Engineering at the University of Toronto, Canada. From 1982 to 1984, he developed one of the first theories for electron transport in selectively doped two-dimensional electron gas heterostructures, while working as an IBM post-doctoral fellow. From 1984 to 1989, he was a senior scientist at 3M Corporation, developing some of the first models for electronic transport and optical properties of wide bandgap II-VI semiconductors. Dr. Ruda joined the faculty of the University of Toronto in 1989 in the Materials Science and Engineering and Electrical and Computer Engineering Departments. His research interests focus on the fabrication and modeling of semiconductor nanostructures with applications in the fields of optoelectronics, energy and sensing. Dr. Ruda was one of the founders of a Canadian National Centre of Excellence in Photonics. He has served on the National Science and Engineering Council of Canada and on other government panels, including those of the Department of Energy, Environmental Protection Agency, National Science Foundation in the

U.S. and the Royal Academy of Engineering and Engineering Physical Sciences Research Council in the United Kingdom. Dr. Ruda is a Fellow of the Royal Society of Canada, a Fellow of the Institute of Physics, a Fellow of the Institute of Nanotechnology, and a Fellow of the Canadian Academy of Engineering. He obtained his Ph.D. in semiconductor physics from the Massachusetts Institute of Technology in 1982.

        Mr. Andrew (Luen Cheung) Wong has served as an independent director of our company since August 2014. He has also served as a director of Chubb Life Insurance Company Ltd. since 2008, and is an independent director and the vice-chairman of Huazhong In-vehicle Holdings Company Limited, which is listed in Hong Kong Stock Exchange. Previously, Mr. Wong served as a director and a member of the audit committee, nomination and remuneration committee of China CITIC Bank Corporation Limited, a company listed on The Stock Exchange of Hong Kong, between 2013and 2018. Mr. Wong was the director of Intime Retail (Group) Co. Ltd., a company listed on The Stock Exchange of Hong Kong, between 2013 and 2014, and was the director and a member of audit committee, risk management committee, nomination and remuneration committee of China Minseng Bank, a company listed on The Stock Exchange of Hong Kong, from 2006 to 2012. From 1982 to 2006, Mr. Wong held senior positions at the Royal Bank of Canada, the Union Bank of Switzerland, Citicorp International Limited, a merchant banking arm of Citibank, Hang Seng Bank Limited and DBS Bank Limited, Hong Kong. Mr. Wong was awarded the National Excellent Independent Director by the Shanghai Stock Exchange in 2010 and received the Medal of Honour (Hong Kong SAR) from the Hong Kong SAR Government in 2011. Mr. Wong obtained his Bachelor of Social Sciences (Honours) degree from the University of Hong Kong in 1980 and a Master of Philosophy degree from Hong Kong Buddhist College in 1982.

        Arthur (Lap Tat) Wong has served as an independent director of our company since March 8, 2019. Mr. Wong currently serves as an independent director and chair of the audit committee of the following companies: China Automotive Systems, Inc., an automotive systems and components manufacturer (NASDAQ: CAAS); Daqo New Energy Corp., a polysilicon manufacturer (NYSE: DQ); and China Maple Leaf Educational Systems Limited, an operator of international schools in China (HKSE: 1317). From 1982 to 2008, Mr. Wong held various positions with Deloitte Touche Tohmatsu (Deloitte) in Hong Kong, San Jose and Beijing, with his last position as a partner in Deloitte's Beijing office. He subsequently served as the Chief Financial Officer of the following companies: Asia New Energy Holdings Pte. Ltd, a manufacturer of fertilizer, chemicals and new energy products, from June 2008 to December 2009; Nobao Renewable Energy Holding Ltd., a renewable energy company, from March 2010 to November 2010; GreenTree Inns Hotel Management Group, Inc., an economy hotel chain, from March 2011 to May 2012; and Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, from January 2013 to November 2018. Mr. Wong received a Higher Diploma in Accountancy from Hong Kong Polytechnic University in November 1982 and a Bachelor of Science degree in Applied Economics from University of San Francisco in December 1988. He is a fellow of the Hong Kong Institute of Certified Public Accountants; a fellow of the Association of Chartered Certified Accountants; and a member of the American Institute of Certified Public Accountants.

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

        Mr. Jianyi Zhang joined us at the end of February 2016 as senior vice president and chief legal officer, and was appointed as chief compliance officer in May 2016. After graduation from Washington University School of Law, Mr. Zhang worked at Troutman Sanders LLP as an associate from June 1993 to September 1994. Thereafter, he formed a law firm Su & Zhang in Los Angeles, California. He rejoined Troutman Sanders LLP as an associate in April 1995, became a partner in September of 1999 and worked in that position until December 2001. From January 2002 to June 2005, Mr. Zhang worked at Walmart Stores, Inc. first as a senior corporate counsel II and then as senior assistant general counsel. From July 2005 to February 2016, he served, consecutively, as senior advisor to Chinese law firms of Jingtian & Gongcheng Law Firm, Runbo Law Firm, East Associates Law Firm and East & Concord Partners in Beijing. Mr. Jianyi Zhang received his B.A. degree and M.A. degree from the

University of Helsinki, Finland in 1982 and 1983, respectively. After graduation from the University of Helsinki in 1983, Mr. Zhang worked at the Chinese Foreign Ministry until September 1989. Thereafter, he went to study at Washington University School of Law in St. Louis, Missouri and received his J.D. degree in 1992.

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

B.    Compensation of Directors and Executive Officers

Cash Compensation

        We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $5.7 million for 2018. Of this amount, we paid approximately $0.8 million to our five independent directors and approximately $4.9 million to our executive officers. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was approximately $0.03 million in 2018.

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

        In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 plus (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. As of March 31, 2019, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 15,969,000 common shares, of which 566,190 restricted shares, 3,284,393 options, and 5,543,571 restricted share units (in each case net of forfeitures) have been awarded, leaving 6,574,846 common shares available to be issued.

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

Restricted Shares

        The following table summarizes, as of March 31, 2019, the restricted shares granted under the Plan to our executive officers and to other individuals, individually and each as a group. We have not granted any restricted shares to our directors. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

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

Options

        The following table summarizes, as of March 31, 2019, the options granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The options granted to our independent directors vest immediately. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

Name	Common Shares Underlying Options Granted		Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		20,000	—	—	3.18		March 12, 2009	March 11, 2019
	25,000		—	—	25,000	11.33		August 27, 2010	August 26, 2020
	18,779		—	—	18,779	9.33		May 20, 2011	May 19, 2021
Robert McDermott	46,600	(1)	46,600	—	—	15.00	(3)	August 8, 2006	—
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	—
	23,300	(2)	—	23,300	—	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	—	—	23,300	13.75	(4)	June 29, 2009	June 28, 2019
	23,300	(2)	—	—	23,300	12.09	(4)	September 20, 2010	September 19, 2020
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	—
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	—
	23,300	(2)	23,300	—	—	8.29	(4)	June 7, 2013	—
Lars-Eric Johansson	46,600	(2)	46,600	—	—	15.00	(3)	August 8, 2006	—
	23,300	(2)	23,300	—	—	9.88	(4)	July 1, 2007	—
	23,300	(2)	—	23,300	—	41.75	(4)	June 26, 2008	June 25, 2018
	23,300	(2)	23,300	—	—	13.75	(4)	June 29, 2009	—
	23,300	(2)	23,300	—	—	12.09	(4)	September 20, 2010	—
	23,300	(2)	23,300	—	—	9.81	(4)	June 27, 2011	—
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	—
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Harry E. Ruda	23,300	(2)	23,300	—	—	8.31	(4)	August 14, 2011	—
	23,300	(2)	23,300	—	—	3.03	(4)	June 11, 2012	—
	23,300	(2)	—	—	23,300	8.29	(4)	June 7, 2013	June 6, 2023
Directors as a Group	553,079		369,500	46,600	136,979
Executive Officers:
Yan Zhuang	23,300	(2)	23,300	—	—	7.36		September 24, 2007	—
	23,300	(2)	—	23,300	—	41.75		June 26, 2008	June 25, 2018
	80,000		80,000	—	—	9.37		May 23, 2009	—
	15,000		15,000	—	—	11.33		August 27, 2010	—
	11,268		11,268	—	—	9.33		May 20, 2011	—
Arthur (Jian) Chien	46,600	(1)	46,600	—	—	4.29		August 8, 2006	—
	23,300	(2)	23,300	—	—	9.88		July 1, 2007	—
	46,600		34,950	11,650	—	7.36	(4)	September 24, 2007	—
	20,000		5,000	15,000	—	3.18		March 12, 2009	—
	15,000		—	15,000	—	11.33		August 27, 2010	—
Executive Officers as a Group	304,368		239,418	64,950	—
Employees:
Ten employees as a group	791,035		669,875	121,160	—	2.12		May 30, 2006	—
Twenty-eight employees as a group	126,170		92,968	33,202	—	4.29		May 30, 2006	—
One employee	2,330	(6)	2,330	—	—	4.29		May 30, 2006	—
Two employees as a group	51,260		51,260	—	—	4.29		June 30, 2006	—
One employee	64,075		64,075	—	—	4.29		July 17, 2006	—
Hanbing Zhang(7)	46,600		46,600	—	—	4.29		July 28, 2006	—
One employee	58,250		58,250	—	—	12.00	(8)	August 8, 2006	August 7, 2018
Three employees as a group	11,650		9,903	1,747	—	12.00	(8)	August 31, 2006	—
Three employees as a group	79,900		58,250	21,650	—	12.10		March 1, 2007	—
One employee	6,990		1,748	5,242	—	12.10		March 1, 2007	—
Five employees as a group	52,280		5,413	46,867	—	8.21		August 17, 2007	—
Eight employees as a group	39,208		34,376	4,832	—	7.36		September 24, 2007	—
Thirteen employees as a group	193,445		140,113	53,332	—	7.36		September 24, 2007	—
Six employees as a group	36,136		25,000	11,136	—	19.55		February 28, 2008	—
One employee	10,000		—	10,000	—	19.40		March 3, 2008	—
Two employees as a group	18,000		—	18,000	—	20.67		March 31, 2008	—
Two employees as a group	53,300		—	53,300	—	46.28		June 26, 2008	—

Name	Common Shares Underlying Options Granted	Common Shares Underlying Options Exercised	Common Shares Underlying Options Forfeited	Common Shares Underlying Options Outstanding	Exercise Price ($ per Share)		Date of Grant	Date of Expiration
Four employees as a group	30,000	5,000	25,000	—	27.88		August 7, 2008	—
Seventy-eight employees as a group	400,200	268,090	132,110	—	3.18		March 12, 2009	March 11, 2019
Hanbing Zhang(7)	6,000	6,000	—	—	3.18		March 12, 2009	March 11, 2019
One employee	20,000	20,000	—	—	5.26		March 30, 2009	—
Eighteen employees as a group	59,400	40,600	18,800	—	9.37		May 23, 2009	—
One employee	10,000	—	10,000	—	11.58		May 31, 2009	—
One employee	23,300	23,300	—	—	13.75	(4)	June 29, 2009	—
Seven employees as a group	30,800	13,200	17,600	—	15.18		August 6, 2009	—
Fourteen employees as a group	82,600	60,600	22,000	—	16.10		November 8, 2009	—
One hundred and thirty-one employees as a group	483,600	240,000	239,675	3,925	11.33		August 27, 2010	August 26, 2020
Hanbing Zhang(7)	12,000	—	—	12,000	11.33		August 27, 2010	August 26, 2020
One employee	23,300	23,300	—	—	12.09	(4)	September 20, 2010	—
One employee	100,000	—	100,000	—	15.19		October 8, 2010	—
One hundred and fifty-three employees as a group	236,000	128,700	96,000	11,300	15.24		November 14, 2010	November 13, 2020
Five employees as a group	32,900	24,950	4,200	3,750	13.99		March 5, 2011	March 4, 2021
Seventy-three employees as a group	353,064	195,434	137,094	20,536	9.33		May 20, 2011	May 19, 2021
Hanbing Zhang(7)	7,512	—	—	7,512	9.33		May 20, 2011	May 19, 2021
Five employees as a group	150,000	45,000	105,000	—	8.94		June 1, 2011	—
One employee	23,300	23,300	—	—	9.81	(4)	June 27, 2011	—
One employee	60,688	60,688	—	—	9.52		July 20, 2011	—
Twenty employees as a group	74,000	27,000	44,500	2,500	3.03		November 14, 2011	November 13, 2021
Employees as a group	3,859,293	2,465,323	1,332,447	61,523
Two individuals as a group	11,650	11,650	—	—	15.00	(3)	April 13, 2007	—
Individuals as a group	11,650	11,650	—	—				—
Total Options	4,728,390	3,085,891	1,443,997	198,502				—

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

        Before 2014, we agreed to grant each of our then independent directors, Robert McDermott, Lars-Eric Johansson and Harry E. Ruda, options to purchase 23,300 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vested immediately.

Restricted Share Units

        The following table summarizes, as of March 31, 2019, the restricted share units granted under the Plan to our directors and executive officers and to other individuals, individually and as a group. The restricted share units granted on May 8, 2011 vested on the anniversary of the date of grant. The restricted share units granted to our independent directors vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the date of the grant. The other restricted share units granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant.

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011	—
	13,706	(2)	13,706	—	May 20, 2011	—
	75,075	(2)	75,075	—	March 16, 2012	—
	67,024	(2)	67,024	—	March 9, 2013	—
	11,983	(2)	11,983	—	May 4, 2014	—
	8,274	(2)	6,205	—	May 3, 2015	May 2, 2025
	20,216	(2)	10,108	—	July 8, 2016	July 7, 2026
	121,951	(6)	121,951	—	November 6, 2016	—
	22,607	(2)	5,652	—	May 17, 2017	May 16, 2027
	77,289	(6)	48,310	—	November 5, 2017	November 4, 2027
	18,018	(2)	—	—	May13, 2018	May12, 2028
	83,805	(6)	10,476	—	November 10, 2018	November 9, 2028
Robert McDermott	1,020	(5)	1,020	—	July 1, 2014	—
	800	(5)	800	—	October 1, 2014	—
	1,274	(5)	1,274	—	January 1, 2015	—
	880	(5)	880	—	April 1, 2015	—
	993	(5)	993	—	July 1, 2015	—
	1,820	(5)	1,820	—	October 1, 2015	—
	1,033	(5)	1,033	—	January 1, 2016	—
	1,572	(5)	—	—	April 1, 2016	March 31, 2026
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027
	1,802	(5)	—	—	April 1, 2018	March 31, 2028
	2,458	(5)	—	—	July 1, 2018	June 30, 2028
	2,056	(5)	—	—	October 1, 2018	September 30, 2028
	2,096	(5)	—	—	January 1, 2019	December 31, 2029
Lars-Eric Johansson	1,020	(5)	1,020	—	July 1, 2014	—
	800	(5)	800	—	October 1, 2014	—
	1,274	(5)	1,274	—	January 1, 2015	—
	880	(5)	880	—	April 1, 2015	—
	993	(5)	993	—	July 1, 2015	—
	1,820	(5)	1,820	—	October 1, 2015	—
	1,033	(5)	1,033	—	January 1, 2016	—
	1,572	(5)	—	—	April 1, 2016	March 31, 2026
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027
	1,802	(5)	—	—	April 1, 2018	March 31, 2028
	2,458	(5)	—	—	July 1, 2018	June 30, 2028
	2,056	(5)	—	—	October 1, 2018	September 30, 2028
	2,096	(5)	—	—	January 1, 2019	December 31, 2029

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Harry E. Ruda	1,020	(5)	1,020	—	July 1, 2014	—
	800	(5)	800	—	October 1, 2014	—
	1,274	(5)	1,274	—	January 1, 2015	—
	880	(5)	880	—	April 1, 2015	—
	993	(5)	993	—	July 1, 2015	—
	1,820	(5)	1,820	—	October 1, 2015	—
	1,033	(5)	1,033	—	January 1, 2016	—
	1,572	(5)	—	—	April 1, 2016	March 31, 2026
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027
	1,802	(5)	—	—	April 1, 2018	March 31, 2028
	2,458	(5)	—	—	July 1, 2018	June 30, 2028
	2,056	(5)	—	—	October 1, 2018	September 30, 2028
	2,096	(5)	—	—	January 1, 2019	December 31, 2029
Andrew (Luen Cheung) Wong	610	(5)	610	—	August 7, 2014	—
	800	(5)	800	—	October 1, 2014	—
	1,274	(5)	1,274	—	January 1, 2015	—
	880	(5)	880	—	April 1, 2015	—
	993	(5)	993	—	July 1, 2015	—
	1,820	(5)	1,820	—	October 1, 2015	—
	1,033	(5)	1,033	—	January 1, 2016	—
	1,572	(5)	1,572	—	April 1, 2016	—
	2,051	(5)	—	—	July 1, 2016	June 30, 2026
	2,228	(5)	—	—	October 1, 2016	September 30, 2026
	2,411	(5)	—	—	January 1, 2017	December 31, 2026
	2,562	(5)	—	—	April 1, 2017	March 31, 2027
	1,901	(5)	—	—	July 1, 2017	June 30, 2027
	1,818	(5)	—	—	October 1, 2017	September 30, 2027
	1,767	(5)	—	—	January 1, 2018	December 31, 2027
	1,802	(5)	—	—	April 1, 2018	March 31, 2028
	2,458	(5)	—	—	July 1, 2018	June 30, 2028
	2,056	(5)	—	—	October 1, 2018	September 30, 2028
	2,096	(5)	—	—	January 1, 2019	December 31, 2029
Arthur (Lap Tat) Wong	559	(5)	—	—	March 8, 2019	March 7, 2029
Directors as a group	656,419		409,086	—
Executive Officers
Huifeng Chang	23,340	(2)	17,505	—	May 8, 2016	May 7, 2026
	13,477	(2)	6,738	—	July 8, 2016	July 7, 2026
	15,072	(2)	3,768	—	May 17, 2017	May 16, 2027
	12,012	(2)	—	—	May 13, 2018	May 12, 2028
Guangchun Zhang	80,000	(2)	80,000	—	March 9, 2013	—
	7,262	(2)	7,262	—	May 4, 2014	—
	5,516	(2)	4,137	—	May 3, 2015	May 2, 2025
	13,477	(2)	6,738	—	July 8, 2016	July 7, 2026
	15,072	(2)	3,768	—	May 17, 2017	May 16, 2027
	12,012	(2)	—	—	May 13, 2018	May 12, 2028
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011	—
	8,224	(2)	8,224	—	May 20, 2011	—
	45,045	(2)	45,045	—	March 16, 2012	—
	40,214	(2)	40,214	—	March 9, 2013	—
	7,988	(2)	7,988	—	May 4, 2014	—
	5,516	(2)	4,137	—	May 3, 2015	May 2, 2025
	13,477	(2)	6,738	—	July 8, 2016	July 7, 2026
	15,072	(2)	3,768	—	May 17, 2017	May 16, 2027
	12,012	(2)	—	—	May 13, 2018	May 12, 2028

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Arthur (Jian) Chien	13,445	(2)	10,084	—	June 26, 2015	June 25, 2025
	13,477	(2)	6,738	—	July 8, 2016	July 7, 2026
	15,072	(2)	3,768	—	May 17, 2017	May 16, 2027
	12,012	(2)	—	—	May 13, 2018	May 12, 2028
Jianyi Zhang	25,934	(2)	19,450	—	May 8, 2016	May 7, 2026
	13,477	(2)	6,738	—	July 8, 2016	July 7, 2026
	15,072	(2)	3,768	—	May 17, 2017	May 16, 2027
	12,012	(2)	—	—	May 13, 2018	May 12, 2028
Guoqiang Xing	5,717	(2)	5,717	—	December 26, 2014	—
	2,758	(2)	2,068	—	May 3, 2015	May 2, 2025
	6,739	(2)	3,369	—	July 8, 2016	July 7, 2026
	3,586	(2)	1,793	—	May 17, 2017	May 16, 2027
	15,072	(2)	3,768	—	May 17, 2017	May 16, 2027
	12,012	(2)	—	—	May 13, 2018	May 12, 2028
Executive Officers as a group	513,737		315,855	—
Employees
Nine employees as a group	13,844	(1)	10,768	3,076	May 8, 2011	—
One hundred and seventy-four employees as a group	423,801	(2)	291,519	132,282	May 20, 2011	—
One employee	42,868	(2)	42,868	—	July 20, 2011	—
One hundred and forty-eight employees as a group	1,170,089	(2)	814,764	355,325	March 16, 2012	—
Four employees as a group	43,000	(2)	10,500	32,500	May 6, 2012	—
Three employees as a group	30,000	(2)	30,000	—	August 16, 2012	—
Two employees as a group	16,006	(2)	16,006	—	August 17, 2012	—
One hundred and forty-one employees as a group	956,437	(2)	701,711	254,726	March 9, 2013	—
One employee	20,000	(2)	20,000	—	June 16, 2013	—
One employee	2,861	(2)	2,861	—	July 16, 2013	—
One employee	1,952	(2)	488	1,464	July 18, 2013	—
Thirteen employees as a group	19,655	(2)	17,387	2,268	August 10, 2013	—
Seven hundred and forty-eight employees as a group	126,036	(4)	126,036	—	August 11, 2013	—
One employee	10,000	(2)	5,000	5,000	August 17, 2013	—
One employee	20,000	(2)	5,000	15,000	September 3, 2013	—
One employee	1,739	(2)	1,739	—	October 31, 2013	—
Four employees as a group	5,933	(2)	4,362	1,571	November 8, 2013	—
One employee	1,040	(2)	1,040	—	November 25, 2013	—
Hanbing Zhang(3)	1,538	(1)	1,538	—	May 8, 2011	—
	5,482	(2)	5,482	—	May 20, 2011	—
	21,021	(2)	21,021	—	March 16, 2012	—
	18,767	(2)	18,767	—	March 9, 2013	—
	2,796	(2)	2,796	—	May 4, 2014	—
	2,344	(2)	1,758	—	May 3, 2015	May 2, 2025
	4,717	(2)	2,358	—	July 8, 2016	July 7, 2026
	5,275	(2)	1,319	—	May 17, 2017	May 16, 2027
	4,204	(2)	—	—	May 13, 2018	May 12, 2028
One hundred and eighty-six employees as a group	207,923	(2)	154,869	53,054	May 4, 2014	May 3, 2024
Three employees as a group	8,574	(2)	2,338	6,236	August 7, 2014	—
Four employees as a group	17,472	(2)	14,244	3,228	August 8, 2014	—
One employee	847	(2)	—	847	September 1, 2014	—
Three employees as a group	2,112	(2)	1,518	594	September 26, 2014	—
Six employees as a group	33,956	(2)	33,443	513	December 26, 2014	December 25, 2024
Ten employees as a group	109,036	(2)	53,812	55,224	January 29, 2015	January 28, 2025
Six employees as a group	68,660	(2)	13,731	54,929	January 30, 2015	—
Two hundred and seven employees as a group	145,901	(2)	89,989	33,872	May 3, 2015	May 2, 2025
Eighty-four employees as a group	81,838	(2)	31,835	45,463	June 15, 2015	June 14, 2025
Three employees as a group	15,535	(2)	11,651	—	June 26, 2015	June 25, 2025
Thirteen employees as a group	56,124	(2)	30,572	17,476	September 25, 2015	September 24, 2025
Nine employees as a group	26,169	(2)	17,082	3,250	December 24, 2015	December 23, 2025
One employee	10,549	(2)	7,912	2,637	April 21, 2016	—
Five employees as a group	16,149	(2)	10,667	2,888	May 8, 2016	May 7, 2026

Name	Restricted Share Units Granted		Restricted Share Units Vested	Restricted Share Units Forfeited	Date of Grant	Expiration
Two hundred and thirty-eight employees as a group	443,454	(2)	197,439	80,549	July 8, 2016	July 7, 2026
Twenty-three employees as a group	50,243	(2)	20,108	14,394	August 8, 2016	August 7, 2026
Five employees as a group	23,654	(2)	13,464	4,185	November 6, 2016	November 5, 2026
Twelve employees as a group	44,903	(2)	14,395	13,957	March 6, 2017	March 5, 2027
Two hundred and ninety-five employees as a group	715,566	(2)	204,585	53,531	May 17, 2017	May 16, 2027
One employee as a group	2,402	(2)	600	—	June 01, 2017	May 30, 2027
Three employees as a group	12,563	(2)	3,140	—	August 7, 2017	August 6, 2027
Nine employees as a group	26,012	(2)	6,500	1,696	November 5, 2017	November 4, 2027
Three employees as a group	6,524	(2)	1,631	—	March 11, 2018	March 10, 2028
Three hundred and thirty employees as a group	535,862	(2)	2,806	12,766	May 13, 2018	May 12, 2028
Three employees as a group	4,483	(2)	431	—	November 10, 2018	November 9, 2028
Employees as a group	5,637,916		3,095,850	1,264,501
Total Restricted Share Units	6,808,072		3,820,791	1,264,501

(1)
Vest over a one-year period from the date of grant.

(2)
Vest over a four-year period from the date of grant.

(3)
The wife of Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer.

(4)
Vest immediately upon the date of grant.

(5)
Vest after three years from the date of grant

(6)
Vest over an eight-quarter period from date of grant.

        Effective June 23, 2014, we have agreed to grant each of our independent directors, Robert McDermott, Lars-Eric Johansson, Harry E. Ruda, Andrew (Luen Cheung) Wong and Arthur (Lap Tat) Wong, restricted share units quarterly in advance on the first day of July, October, January and April in each year of service. The number of restricted share units granted quarterly is determined by dividing $30,000 by the average of the closing price of our common shares on each of the five trading days preceding the date of the grant. Each restricted share unit will entitle those directors to receive one of our common shares upon vesting. These restricted share units vest on the earlier of the date that the director ceases to be a member of our board of directors for any reason and three years after the grant date. We agree to issue common shares to those directors as soon as practicable, and in any event within 60 days, after the granted restricted share units vested.

C.    Board Practices

        In 2018, our board of directors held five meetings and passed 52 resolutions by unanimous written consent.

Terms of Directors and Executive Officers

        Our officers are appointed by and serve at the discretion of our board of directors. Our current directors have not been elected to serve for a specific term and, unless re-elected, hold office until the close of our next annual meeting of shareholders or until such time as their successors are elected or appointed.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a research and development committee. It also established a special committee to consider the Proposed Transaction. For more details on the Proposed Transaction, see "Item 4. Information on the Company—A. History and Development of the Company—Proposed Going-Private Transaction."

Audit Committee

        Our audit committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda, Andrew (Luen Cheung) Wong and Arthur (Lap Tat) Wong and is chaired by Mr. Johansson. Each of Mr. Johansson and Mr. Arthur (Lap Tat) Wong qualifies as an "audit committee financial expert" as required by the SEC. Each of Messrs. McDermott, Ruda and Andrew (Leun Cheung) Wong is "financially literate" as required by the Nasdaq rules. Each of the members of our audit committee satisfies the "independence" requirements of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

        In 2018, our audit committee held five meetings, and did not pass any resolution by unanimous written consent.

Compensation Committee

        Our compensation committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda, Andrew (Luen Cheung) Wong and Arthur (Lap Tat) Wong and is chaired by Mr. Andrew (Leun Cheung) Wong. Each of the members of our compensation committee satisfies the "independence" requirements of the Nasdaq corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

        In 2018, our compensation committee held five meetings and did not pass any resolution by unanimous written consent.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and, Andrew (Luen Cheung) Wong and Arthur (Lap Tat) Wong and is chaired by Mr. McDermott. Each of the members of our nominating and corporate governance committee satisfies the "independence" requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

        In 2018, our nominating and corporate governance committee held four meetings and did not pass any resolution by unanimous written consent.

Research and Development Committee

        Our research and development committee consists of Dr. Harry E. Ruda and Dr. Shawn Qu and is chaired by Dr. Ruda. Dr. Guoqiang Xing, our senior vice president and chief technical officer, is an advisory member of the committee. The research and development committee advises and assists the board of directors and management on matters relating to technology and technological innovation and development as it relates to our solar power business. The research and development committee is responsible for, among other things:

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

        In 2018, our research and development committee held four meetings and did not pass any resolution by unanimous written consent.

Special Committee

        Our special committee, which is now dissolved, consisted of Messrs. Lars-Eric Johansson, Robert McDermott, Harry E. Ruda and Andrew (Luen Cheung) Wong and was chaired by Mr. McDermott. Each of the members of the special committee satisfied the "independence" requirements of the Nasdaq corporate governance rules and was disinterested in the Proposed Transaction. The special committee is responsible for, among other things:

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

        In 2018, our special committee held 12 meetings and did not pass any resolution by unanimous written consent.

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

        In 2018, we did not enter into any interested transactions other than those described in this "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

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

        All of the employment agreements with our executive officers are for an indefinite term. Under the employment agreements, we may terminate an executive officer's employment at any time for cause without notice and for any other reason by giving written notice of termination to the executive officer. An executive officer may terminate his employment at any time by giving 30- or 60- days' notice of termination to us. If we terminate an executive officer's employment for any reason other than cause, or the executive officer terminates his employment for good reason, the executive officer is entitled to continue to receive his salary for a period of six or twelve months following the termination of his employment provided that he continues to comply with his confidentiality, inventions and non-competition obligations described below.

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

D.    Employees

        As of December 31, 2016, 2017 and 2018, we had 9,724, 12,129 and 12,442 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2018.

	As of December 31, 2018
	Number of Employees	Percentage of Total
Manufacturing	9,867	79.3%
General and administrative	1,138	9.1%
Research and development	572	4.6%
Sales and marketing	865	7.0%

Total	12,442	100%

        As of December 31, 2018, we had 2,744 employees at our facilities in Suzhou, 2,099 employees at our facilities in Changshu, 2,428 employees at our facilities in Luoyang, 2,314 employees at our facilities in Yancheng, 365 employees at our facilities in Baotou and 2,492 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, South Korea, Hong Kong, Taiwan, India, Indonesia, Thailand, Vietnam, Brazil, United Arab Emirates, South Africa, the Americas and the EU (which includes Germany, Italy, United Kingdom and Spain). Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2019, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

        The calculations in the table below are based on the 59,260,745 common shares outstanding, as of March 31, 2019.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2019, including through the vesting of any restricted share unit, the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:(2)
Shawn (Xiaohua) Qu(3)	13,887,085	23.4%
Robert McDermott(4)	55,405	*
Lars-Eric Johansson(5)	37,666	*
Harry E. Ruda(6)	24,872	*
Guangchun Zhang(7)	11,519	*
Yan Zhuang(8)	11,519	*
Arthur (Jian) Chien(9)	10,141	*
Huifeng Chang(10)	25,639	*
Jianyi Zhang(11)	29,635	*
Guoqiang Xing(12)	21,082	*
All Directors and Executive Officers as a Group	14,114,563	23.7%
Principal Shareholders
JPMorgan Chase & Co(13)	3,217,335	5.4%

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

(2)
The business address of our directors and executive officers is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.

(3)
Comprises 13,782,242 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu, 63,291 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2019, 41,552 shares issuable upon vesting of restricted share units held by Dr. Shawn Qu and Ms. Zhang within 60 days from March 31, 2019.

(4)
Comprises 7,233 common shares directly held by Mr. McDermott and 46,600 common shares issuable upon exercise of options held by Mr. McDermott within 60 days from March 31, 2019, and 1,572 shares issuable upon vesting of restricted share units held by Mr. McDermott within 60 days from March 31, 2019.

(5)
Comprises 12,794 common shares directly held by Mr. Johansson and 23,300 common shares issuable upon exercise of options held by Mr. Johansson within 60 days from March 31, 2019, and 1,572 shares issuable upon vesting of restricted share units held by Mr. Johansson within 60 days from March 31, 2019.

(6)
Comprises 23,300 common shares issuable upon exercise of options held by Mr. Ruda within 60 days from March 31, 2019, and 1,572 shares issuable upon vesting of restricted share units held by Mr. Ruda within 60 days from March 31, 2019.

(7)
Comprises 11,519 common shares issuable upon vesting of restricted shares units held by Mr. Zhang within 60 days from March 31, 2019.

(8)
Comprises 11,519 common shares issuable upon vesting of restricted share units held by Mr. Zhuang within 60 days from March 31, 2019.

(9)
Comprises 10,141 common shares issuable upon vesting of restricted shares units held by Mr. Chien within 60 days from March 31, 2019.

(10)
Comprises 15,498 common shares directly held by Mr. Chang and 10,141 shares issuable upon vesting of restricted share units held by Mr. Chang within 60 days from March 31, 2019.

(11)
Comprises 19,494 common shares directly held by Mr. Zhang and 10,141 shares issuable upon vesting of restricted share units held by Mr. Zhang within 60 days from March 31, 2019.

(12)
Comprises 12,626 shares directly held by Mr. Xing and 8,456 shares issuable upon vesting of restricted share units held by Mr. Xing within 60 days from March 31, 2019.

(13)
Represents 3,217,335 common shares held by JPMorgan Chase & Co, as reported on Schedule 13G filed by JPMorgan Chase & Co on February 12, 2019. The percentage of beneficial ownership was calculated based on the total number of our common shares as of March 31, 2019. The principal business address of JPMorgan Chase & Co is 270 Park Avenue, New York, NY 10017.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.    Related Party Transactions

Guarantees and Loans

        Dr. Shawn Qu, our Chairman, President and Chief Executive Officer, fully guaranteed one-year loan facilities from Chinese commercial banks of RMB896 million ($129 million), RMB1,346 million ($206 million) and RMB730 million ($106 million) in 2016, 2017 and 2018, respectively. Amounts drawn down under the facilities as at December 31, 2016, 2017 and 2018 were $79.6 million, $135.2 million and $ 65.2 million, respectively.

        Dr. Shawn Qu, fully guaranteed two-year loan facilities from a Chinese commercial bank of RMB540 million ($79 million) in 2018. Amounts drawn down from the facilities as at December 31, 2018 was $20.7 million.

        We granted 121,951, 77,289 and 83,805 restricted share units to Dr, Shawn Qu in 2016, 2017 and 2018, respectively, on account of his having guaranteed these loan facilities.

Sales and purchase contracts with affiliates

        In 2018, we sold five solar power projects to CSIF, our 14.66% owned affiliate in Japan, in the amount of JPY12,276 million ($109.6 million) recorded in revenue and JPY89.2 million ($0.8 million) recorded in other operating income, respectively.

        In 2018, we provided asset management services to CSIF in the amount of JPY247.3 million ($2.2 million).

        In 2018, we provided O&M services to CSIF in the amount of JPY122.5 million ($1.1 million).

        In 2018, we sold solar power products to ET Solutions South Africa 1 Pty, our 49% owned affiliate in South Africa, in the amount of RMB45.4 million ($6.9 million).

        In 2018, we purchased raw materials from Suzhou iSilver Materials Co., Ltd., our 14.63% owned affiliate in China, in the amount of RMB512.2 million ($74.5 million).

        In 2018, we purchased equipment from Suzhou Kzone Equipment Technology Co., Ltd., our 32% owned affiliate in China, in the amount of RMB41.6 million ($6.1 million).

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

Legal and Administrative Proceedings

Class Action Lawsuits

        In January 2015, the plaintiff in a class action lawsuit filed against us and certain of our executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Court dismissed our application for leave to appeal and the class action is at the merits stage. The common issues trial is scheduled for October 2019. We believe the Ontario action is without merit and we are defending it vigorously.

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

        In February 2013, LDK filed for enforcement of the 2012 Arbitral Award with the Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In 2013, LDK initiated two separate proceedings against us in the Jiangxi Xinyu Intermediate People's Court, or the Xinyu Intermediate Court, claiming that we had forfeited our rights to the initial deposits under the 2007 Supply Contract and 2008 Supply Contracts because of the alleged breaches under these contracts. On October 18, 2013, the Xinyu Intermediate Court stayed these proceedings pending the decision by the Suzhou Intermediate Court as to the 2012 Arbitral Award. On September 9, 2015, the Suzhou Intermediate Court ruled in favor of LDK. On October 19, 2015, we reached a settlement agreement with LDK, or the 2015 Settlement Agreement. Under the 2015 Settlement Agreement, we agreed to pay RMB132.7 million to LDK and to purchase 64.3 million pieces of silicon wafers from LDK at market price over a three year period starting in or around December 2015, in exchange for which LDK (a) would release us from the 2012 Arbitration Award and waive its rights and claims thereunder and (b) would withdraw its complaints from the Xinyu Intermediate Court and terminate such proceedings. The Suzhou Intermediate Court reviewed the 2015 Settlement Agreement and terminated the enforcement proceeding relating to the 2012 Arbitral Award.

        On May 19, 2016, we received a copy of a bill of complaint from the Xinyu Intermediate Court, in which LDK's receiver applied to the court for an order to revoke the 2015 Settlement Agreement pursuant to PRC bankruptcy law, and requested us to pay an amount that had been waived by LDK under the 2015 Settlement Agreement. In May 2017, the Xinyu Intermediate Court made a judgment in favor of LDK's receiver, revoking the 2015 Settlement Agreement and requiring us to pay RMB 58.5 million to LDK's receiver and bear court expenses at RMB 0.8 million. We recorded a $8.6 million provision in the first quarter of 2017 and we appealed the judgment. In November 2017, the Jiangxi High People's Court, or the Jiangxi High Court, dismissed our appeal and upheld the original judgment. We then appealed this judgment to the Supreme People's Court of The People's Republic of China, or the Supreme Court. In January 2018, the Supreme Court put our appeal on record pending examination but later dismissed our request for retrial. In March 2018, LDK's receiver applied to the Xinyu Intermediate Court for compulsory execution of its judgment. In April 2018, the Xinyu Intermediate Court deducted RMB59.5 million from our accounts for the execution of its judgment.

U.S. Antidumping and Countervailing Duty Proceedings

  Solar 1

        On October 17, 2012, the United States Department of Commerce, or USDOC, issued final affirmative determinations with respect to its antidumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 30, 2012, the U.S. International Trade Commission, or USITC, determined that imports of CSPV cells had caused material injury to the U.S. CSPV industry. The USITC's determination was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit, or Federal Circuit.

        As a result of these determinations, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules. The rates applicable to our company were 13.94% (antidumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. Several parties challenged the determinations of the USITC in appeals to the CIT. On August 7, 2015, the CIT sustained the USITC's final determination and on January 22, 2018, the Federal Circuit upheld the CIT's decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The USDOC published the final results of the first administrative reviews in July 2015. As a result of these decisions, the duty rates applicable to us were revised to 9.67% (antidumping duty) and 20.94% (countervailing duty). The assessed rates were appealed to the CIT. The CIT affirmed the USDOC's countervailing duty rates, and no change was made to our countervailing duty rate. This decision by the CIT was not appealed to the Federal Circuit. The CIT likewise affirmed USDOC's antidumping duty rates, and no change was made to our antidumping duty rate. This decision by the CIT was, however, appealed to the Federal Circuit, which upheld the CIT's decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

        The USDOC published the final results of the second administrative reviews in June 2016 (antidumping duty) and July 2016 (countervailing duty). As a result of these decisions, the antidumping duty rate applicable to us was reduced to 8.52% (from 9.67%) and then to 3.96% (from 8.52%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The antidumping duty rates were appealed to the CIT. The CIT affirmed the USDOC's second antidumping duty rate. This decision by the CIT was appealed to the Federal Circuit, with a decision expected in late 2019.

        The USDOC published the final results of the third administrative reviews in June 2017 (antidumping duty) and July 2017 (countervailing duty), and later amended in October 2017. As result of these decisions, the duty rates applicable to us were changed to 13.07% (from 8.52%) (antidumping duty) and 18.16% (from 20.94%) (countervailing duty). The assessed rates were appealed to the CIT. The CIT has remanded the countervailing duty appeal to the USDOC to consider adjustments to our rate. The CIT will review any adjustments made by the USDOC to our rate and issue a ruling, which is expected later in 2019. A decision on the assessed antidumping rate is expected in mid-2019.

        The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty), with the countervailing duty rate later amended in October 2018. Because we were not subject to the fourth administrative review of the antidumping duty order, our antidumping duty rate remains at 13.07%. Because of these decisions, the countervailing duty rate applicable to us was reduced to 11.59% (from 18.16%). The countervailing duty rates were appealed to the CIT. A decision on this appeal is not expected until late 2019 or 2020.

        The fifth and sixth administrative reviews are ongoing and are expected to conclude in mid-2019 and mid-2020, respectively. In the fifth administrative reviews, the USDOC has assessed us at a preliminary antidumping duty rate of 44.25% (up from 13.07%) and a preliminary countervailing duty rate of 16.46% (up from 11.59%). We are vigorously contesting these rates in the final phase of the review. The final results of the fifth and sixth administrative reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S.

        Between 2017 and 2019, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 1 antidumping and countervailing duty orders. In March 2018, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 1 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. We did not participate in USDOC's first sunset review. We did, however, participate in the USITC's first sunset review and requested that the Solar 1 duties be revoked. The USITC issued an affirmative determination in March 2019 declining to revoke the Solar 1 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 1 orders remain in effect.

  Solar 2

        On December 31, 2013, SolarWorld Industries America, Inc. filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also alleged that Taiwanese producers of certain CSPV cells and modules dumped their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 orders described above. We were identified as one of a number of Chinese producers exporting the Solar 2 subject goods to the U.S. market.

        "Chinese CSPV products subject to Solar 2 orders" refer to CSPV products manufactured in mainland China using non-Chinese (e.g., Taiwanese) CSPV cells and imported into the U.S. during the investigation or administrative review periods of Solar 2. "Taiwanese CSPV products subject to Solar 2 orders" refer to CSPV products manufactured outside of mainland China using Taiwanese CSPV cells and imported into the U.S. during the investigation or review periods of Solar 2.

        On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, we are required to pay cash deposits on these CSPV products, the rates of which applicable to our Chinese CSPV products were 30.06% (antidumping duty) and 38.43% (countervailing duty). The cash deposit rate applicable to our Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. We paid all the cash deposits due under these determinations.

        The USDOC's determination and the assessed countervailing duty rates were appealed to the CIT and the Federal Circuit. In March 2019, the Federal Circuit affirmed the CIT's decision confirming the USDOC's determination but reduced our countervailing duty rate to 33.58% (from 38.43%). There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The USDOC published the final results of the first administrative reviews in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order). Because we were not subject to the first administrative reviews of the Chinese orders of Solar 2, our duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. Our duty rates for our Taiwanese CSPV products range from3.56% to 4.20%.

        The second administrative reviews for the Chinese antidumping and countervailing duty orders were rescinded, meaning that there is no change in the Chinese antidumping and countervailing duty rates applicable to our Chinese CSPV products 30.06% (antidumping duty) and 33.58% (countervailing duty). There is no countervailing duty order on Taiwan Solar 2 products. The USDOC published final results of the second administrative review for the Taiwanese antidumping duty order (there is no countervailing duty order) in June 2018. The rate applicable to us is 1.33%. There is no ongoing litigation related to the Taiwanese antidumping duty rate.

        We are not subject to the third administrative reviews of the Chinese orders and, therefore, our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. There is no countervailing duty order on Taiwan Solar 2 products. The third administrative review of the Taiwanese antidumping order is ongoing and is expected to conclude in mid-2019. The final results for this review could result in a new cash deposit rate for us, which may differ from our current cash deposit rate.

        The USDOC is expected to initiate the fourth administrative reviews of the Chinese and Taiwanese orders soon.

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

        The safeguard measure may be reduced, modified, or eliminated during the mid-term review, which should take place in 2019 and 2020, as required by U.S. law. The USITC must prepare a report for provision to the President and the Congress by no later than February 7, 2020. The USITC report must address the domestic industry's adjustment efforts and progress by workers and firms to adjust to import competition. The President is then required to consider the USITC's views but is not required to take any action. The President has the authority to reduce, modify, or terminate the safeguard measures if the President determines that (1) the effectiveness of the safeguard action has been impaired by changed economic circumstances, or (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition. Alternatively, if a majority of the domestic industry petitions the President that the domestic industry has made a positive adjustment to import competition, then the President may likewise reduce, modify, or terminate the safeguard measures.

        On February 9, 2018, Canadian Solar and two other manufacturers and exporters of CSPV modules from Canada challenged the applicability of the safeguard measure to U.S. imports of CSPV modules from Canada. The Canadian parties applied to the CIT for a temporary restraining order and preliminary injunction (TRO/PI) to halt the imposition of the 30% tariff on CSPV modules imported from Canada. The CIT denied the application in March 2018, and on June 15, 2018, the Federal Circuit affirmed the CIT's decision.

European Antidumping and Anti-Subsidy Investigations

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an antidumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. On December 6, 2013, the EU imposed definitive antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On March 3, 2017, the European Commission extended the antidumping and countervailing measures for 18 months on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On September 16, 2017, the European Commission amended the form of the antidumping and countervailing measures for certain Chinese exporters (but not for Canadian Solar). On March 9, 2018, the antidumping and countervailing measures expired. As a result, since then, our CSPV modules and cells that originate in, or are consigned from, China, are no longer subject to antidumping or countervailing measures.

        On February 28, 2014, we filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive antidumping measures and of the regulation imposing the definitive countervailing measures (case T-162/14 and joined cases T-158/14, T-161/14, and T-163/14). The General Court rejected these actions for annulment. On May 8, 2017, we appealed the judgements of the General Court before the Court of Justice of the EU (cases C-236/17 and C-237/17). On March 27, 2019, the Court of Justice rejected the appeals.

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

B.    Significant Changes

        Between January 1, 2019 and March 31, 2019, an additional 80,121 restricted share units granted under the Plan vested.

        Except as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details

        Not applicable.

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

        This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership and disposition of our common shares. Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States.

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

Passive Foreign Investment Company

        Based on the current value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2018. However, because our PFIC status for our current taxable year ending December 31, 2019 or any future taxable year may depend, in part, on the manner in which we operate our renewable energy generation assets, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2019 or any future taxable year. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

        A non-United States corporation such as ourselves will be treated as a PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

  •
  at least 75% of its gross income for such year is passive income; or

  •
  at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and net gains from transactions involving commodities. There are exceptions for income derived in the conduct of certain active businesses, including for income earned from commodities transactions. There is authority to suggest that income earned from our electricity generation business may qualify under the active business exception, but this authority is unclear. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. If the percentage of our assets treated as producing passive income increases, we may be more likely to be a PFIC for the current or one or more future taxable years.

        Changes in the composition of our income or composition of our assets may cause us to be more likely to be a PFIC. The determination of whether we will be a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of the common shares from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach (including, if relevant, any approach taken with respect to our market capitalization) is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles.

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

        A United States Holder that holds the common shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the common shares and the availability, application and consequences of the active business exception and the elections discussed above.

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

People's Republic of China Taxation

        Under the EIT Law, which took effect as of January 1, 2008 and amended on February 24, 2017 and December 29, 2018, enterprises established under the laws of non-PRC jurisdictions but whose "de facto management body" is located in China are considered "resident enterprises" for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, "de facto management bodies" are defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of an enterprise. The Circular on Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (a) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (b) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (c) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to us. Most of our management are currently based in China, and may remain in China in the future. If we are treated as a "resident enterprise" for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        The majority of our sales in 2018 are denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian real and Australian dollars, while a substantial portion of our costs and expenses are denominated in Renminbi and U.S. dollars. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars and Japanese yen. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability. Fluctuations in exchange rates, particularly between the U.S. dollar, Renminbi, Canadian dollar, Brazilian real and British pounds, may result in fluctuations in foreign exchange gains or losses. We recorded a foreign exchange gain of $25.4 million in 2016, recorded a foreign exchange loss $23.4 million in 2017 and recorded a foreign exchange gain of $6.5 million in 2018. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. The appreciation of U.S. dollar against Renminbi for our accounts receivable was the chief reason for our foreign exchange gain in 2018. As of December 31, 2018, we held $498.2 million in accounts receivable, most of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, assuming that all of them were denominated in U.S. dollar, into Renminbi at RMB6.8755 for $1.00, the noon buying rate as of December 31, 2018, our accounts receivable would have been RMB3,425.4 million as of December 31, 2018. Assuming that the Renminbi appreciates by a rate of 10% to an exchange rate of RMB6.1880 to $1.00, we would record a loss of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB3,082.9 million. These amounts would therefore reflect a theoretical loss of RMB342.5 million for our accounts receivable as of December 31, 2018. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi.

        Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. We incurred a gain on change in foreign currency derivatives of $4.8 million in 2016, a loss on change in foreign currency derivatives of $2.6 million in 2017 and a loss on change in foreign currency derivatives of $18.4 million in 2018. The gains or losses on change in foreign currency derivatives are related to our hedging program.

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

        None of these events occurred in any of the years ended December 31, 2016, 2017 and 2018.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

        Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2018, has also audited the effectiveness of internal control over financial reporting as of December 31, 2018.

Report of the Independent Registered Public Accounting Firm

        To the shareholders and the Board of Directors of Canadian Solar Inc.

  Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 25, 2019, expressed an unqualified opinion on those financial statements.

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
  April 25, 2019

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

	For the Years Ended December 31,
	2017	2018
Audit fees(1)	$1,791,044	$1,770,000
Audit related fees(2)	$869,158	$603,544
Tax fees(3)	$332,898	$44,954
All other fees(4)	$474,442	$216,723

(1)
"Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.

(2)
"Audit related fees" represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with bond and equity offerings, statutory audits of our subsidiary companies, quarterly reviews and other related services. In 2017, "Audit related fees" included approximately $0.9 million for the statutory audits of our subsidiary companies. In 2018, "Audit related fees" included approximately $0.6 million for the statutory audits of our subsidiary companies.

(3)
"Tax fees" of 2017 and 2018 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

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
8.1*	List of Major Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101*	Financial information from registrant for the year ended December 31, 2018 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2016, 2017 and 2018; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2017 and 2018; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

*
Filed herewith.

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

Date: April 25, 2019

CANADIAN SOLAR INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2018, the related notes and the financial statement schedule included as Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China
April 25, 2019
We have served as the Company's auditor since 2006.

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2018
	(In Thousands of U.S. Dollars, except share data)
ASSETS (Including balances in variable interest entities, see Note 10)
Current assets:
Cash and cash equivalents	561,679	444,298
Restricted cash—current	617,761	480,976
Accounts receivable trade, net of allowance of $32,941 and $32,733 as of December 31, 2017 and 2018, respectively	358,091	498,231
Accounts receivable, unbilled	1,253	38
Amounts due from related parties	26,102	16,740
Inventories	346,092	262,022
Value added tax recoverable	94,503	107,222
Advances to suppliers—current, net of allowance of $5,705 and $5,702 as of December 31, 2017 and 2018, respectively	61,399	37,011
Derivative assets—current	16,200	4,761
Project assets—current	1,523,342	933,563
Assets held-for-sale	182,797	—
Prepaid expenses and other current assets	296,084	289,459

Total current assets	4,085,303	3,074,321
Restricted cash—non-current	10,695	15,716
Property, plant and equipment, net	747,235	884,986
Solar power systems, net	63,964	54,898
Deferred tax assets	131,796	121,087
Advances to suppliers—non-current, net of allowance of $13,057 and $15,224 as of December 31, 2017 and 2018, respectively	38,325	48,908
Prepaid land use rights	78,649	65,718
Investments in affiliates	414,215	126,095
Intangible assets, net	10,986	14,903
Goodwill	6,248	1,005
Derivative assets—non-current	10,911	3,216
Project assets—non-current	148,170	352,200
Other non-current assets	143,130	129,605

TOTAL ASSETS	5,889,627	4,892,658

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY (Including balances in variable interest entities, see Note 10)
Current liabilities:
Short-term borrowings	1,608,962	1,027,927
Long-term borrowings on project assets—current	348,793	265,770
Accounts payable	402,964	379,462
Short-term notes payable	572,631	369,722
Amounts due to related parties	6,023	16,847
Other payables	315,321	408,013
Convertible notes	—	127,428
Advances from customers	51,739	39,024
Derivative liabilities—current	6,121	13,698
Liabilities held-for-sale	185,872	—
Tax equity liabilities	407,683	158,496
Other current liabilities	201,903	141,970

Total current liabilities	4,108,012	2,948,357
Accrued warranty costs	55,659	50,605
Convertible notes	126,476	—
Long-term borrowings	404,341	393,614
Amounts due to related parties	—	568
Derivative liabilities—non-current	359	—
Liability for uncertain tax positions	9,264	20,128
Deferred tax liabilities	5,562	35,698
Loss contingency accruals	25,682	24,608
Financing liabilities—non-current	12,243	77,835
Other non-current liabilities	82,254	68,400

TOTAL LIABILITIES	4,829,852	3,619,813

Commitments and contingencies (Note 20)
Equity:
Common shares—no par value: unlimited authorized shares, 58,496,685 and 59,180,624 shares issued and outstanding at December 31, 2017 and 2018, respectively	702,162	702,931
Additional paid-in capital	417	10,675
Retained earnings	383,681	622,016
Accumulated other comprehensive loss	(54,034)	(110,149)

Total Canadian Solar Inc. shareholders' equity	1,032,226	1,225,473
Non-controlling interests in subsidiaries	27,549	47,372

TOTAL EQUITY	1,059,775	1,272,845

TOTAL LIABILITIES AND EQUITY	5,889,627	4,892,658

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars, except share and per share data)
Net revenues:
—Non-related parties	2,605,335	3,221,928	3,624,687
—Related parties	247,743	168,465	119,825

Total net revenues	2,853,078	3,390,393	3,744,512

Cost of revenues:
—Non-related parties	2,216,146	2,641,583	2,894,611
—Related parties	219,744	111,212	74,819

Total cost of revenues	2,435,890	2,752,795	2,969,430

Gross profit	417,188	637,598	775,082

Operating expenses:
Selling expenses	145,367	156,032	165,402
General and administrative expenses	203,789	230,998	245,376
Research and development expenses	17,407	28,777	44,193
Other operating income, net	(42,539)	(47,554)	(44,546)

Total operating expenses, net	324,024	368,253	410,425

Income from operations	93,164	269,345	364,657

Other income (expenses):
Interest expense	(69,723)	(117,971)	(106,032)
Interest income	10,236	10,477	11,207
Gain (loss) on change in fair value of derivatives	27,322	(272)	(19,230)
Foreign exchange gain (loss)	25,406	(23,449)	6,529
Investment income (loss)	(1,532)	(3,607)	41,361
Gain on repurchase of convertible notes	2,782	—	—

Other expenses, net	(5,509)	(134,822)	(66,165)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	87,655	134,523	298,492
Income tax expense	(17,976)	(40,951)	(61,969)
Equity in earnings (loss) of unconsolidated investees	(4,404)	9,411	5,908

Net income	65,275	102,983	242,431
Less: net income attributable to non-controlling interests	26	3,411	5,361

Net income attributable to Canadian Solar Inc.	65,249	99,572	237,070

Earnings per share—basic	$1.13	$1.71	$4.02
Shares used in computation—basic	57,524,349	58,167,004	58,914,540
Earnings per share—diluted	$1.12	$1.69	$3.88
Shares used in computation—diluted	58,059,063	61,548,158	62,291,670

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
Net income	65,275	102,983	242,431
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	(41,786)	39,305	(50,577)
Gain (loss) on commodity hedge	2,083	(1,844)	953
Gain (loss) on interest rate swap	10,375	(246)	5,141
De-recognition of commodity hedge and interest rate swap	—	—	(8,752)

Comprehensive income	35,947	140,198	189,196
Less: comprehensive income attributable to non-controlling interests	2,656	2,846	8,241

Comprehensive income attributable to Canadian Solar Inc.	33,291	137,352	180,955

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Earnings Attributable to Canadian Solar Inc.	Non- Controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$
	(In Thousands of U.S. Dollars, except share data)
Balance at January 1, 2016	55,965,443	677,103	(17,139)	218,860	(59,856)	818,968	13,542	832,510
Net income	—	—	—	65,249	—	65,249	26	65,275
Foreign currency translation adjustment	—	—	—	—	(44,416)	(44,416)	2,630	(41,786)
Capital injection from non-controlling interests	—	—	—	—	—	—	1,648	1,648
Issuance of ordinary shares, net of issuance costs	1,029,661	23,408	—	—	—	23,408	—	23,408
Deferred tax on issuance costs of ordinary shares	—	65	—	—	—	65	—	65
Share-based compensation	—	—	7,757	—	—	7,757	—	7,757
Tax benefit of share-based compensation	—	—	485	—	—	485	—	485
Exercise of share options	835,045	707	—	—	—	707	—	707
Fair value change on derivatives	—	—	—	—	12,458	12,458	—	12,458
Disposal of a subsidiary	—	—	—	—	—	—	(3,137)	(3,137)

Balance at December 31, 2016	57,830,149	701,283	(8,897)	284,109	(91,814)	884,681	14,709	899,390
Net income	—	—	—	99,572	—	99,572	3,411	102,983
Foreign currency translation adjustment	—	—	—	—	39,870	39,870	(565)	39,305
Acquisition of subsidiaries	—	—	—	—	—	—	9,994	9,994
Share-based compensation			9,314	—	—	9,314	—	9,314
Exercise of share options	666,536	879	—	—	—	879	—	879
Fair value change on derivatives	—	—	—	—	(2,090)	(2,090)	—	(2,090)

Balance at December 31, 2017	58,496,685	702,162	417	383,681	(54,034)	1,032,226	27,549	1,059,775
Net income	—	—	—	237,070	—	237,070	5,361	242,431
Foreign currency translation adjustment	—	—	—	—	(53,457)	(53,457)	2,880	(50,577)
Cumulative-effect adjustment for the adoption of ASU 2014-09	—	—	—	1,265	—	1,265	—	1,265
Acquisition of subsidiaries	—	—	—	—	—	—	7,703	7,703
Acquisition non-controlling interest's ownership	—	—	—	—	—	—	(6,591)	(6,591)
Transfer of equity interest in subsidiaries to non-controlling shareholders	—	—	—	—	—	—	10,470	10,470
Share-based compensation	—	—	10,258	—	—	10,258	—	10,258
Exercise of share options	683,939	769	—	—	—	769	—	769
De-recognition of derivatives	—	—	—	—	(8,752)	(8,752)	—	(8,752)
Fair value change on derivatives	—	—	—	—	6,094	6,094	—	6,094

Balance at December 31, 2018	59,180,624	702,931	10,675	622,016	(110,149)	1,225,473	47,372	1,272,845

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
Operating activities:
Net income	65,275	102,983	242,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	95,849	99,273	129,256
Loss on disposal of property, plant and equipment	8,094	13,976	2,565
Gain on disposal of solar power systems	(46,367)	(27,803)	(36,098)
Gain on disposal of investment in affiliates	—	—	(47,102)
Impairment loss of property, plant and equipment	22,757	11,626	30,968
Impairment loss of project assets	2,952	—	9,016
Impairment loss of investment	—	3,686	5,738
(Gain) loss on change in fair value of derivatives	(27,322)	272	19,230
Equity in loss (earnings) of unconsolidated investees	4,404	(9,411)	(5,908)
Allowance for doubtful accounts	(280)	7,265	2,812
Write-down of inventories	19,467	17,820	14,646
Gain on repurchase of convertible notes	(2,782)	—	—
Share-based compensation	7,757	9,314	10,258
Unrealized gain (loss) from sales to unconsolidated investees	9,469	13,065	(13,573)
Changes in operating assets and liabilities:
Accounts receivable trade	(33,060)	46,337	(179,607)
Accounts receivable, unbilled	4,688	2,345	1,158
Amounts due from related parties	(4,230)	(10,089)	9,237
Inventories	(50,557)	(49,024)	55,408
Value added tax recoverable	(11,466)	(38,190)	(9,206)
Advances to suppliers	(30,609)	(15,990)	29,001
Project assets	(6,792)	(128,982)	(30,501)
Prepaid expenses and other current assets	(135,426)	(49,813)	(2,208)
Other non-current assets	(1,308)	(23,795)	9,387
Accounts payable	61,157	(27,758)	47,756
Short-term notes payable	(141,363)	243,685	(173,148)
Amounts due to related parties	(43,774)	33,908	10,467
Other payables	63,828	(5,889)	39,791
Advances from customers	19,710	(44,985)	(11,225)
Other liabilities	(995)	(18,774)	(29,691)
Accrued warranty costs	(3,847)	(6,726)	(3,563)
Prepaid land use rights	(19,714)	(30,087)	6,557
Goodwill	—	1,369	5,243
Liability for uncertain tax positions	(6,037)	833	10,863
Deferred taxes	(95,629)	84,939	37,591
Net settlement of derivatives	(1,922)	(1,460)	28,731

Net cash provided by (used in) operating activities	(278,073)	203,920	216,280

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
Investing activities:
Investments in affiliates	(124,737)	(92,925)	(11,036)
Return of investment from unconsolidated investees	7,442	4,233	816
Purchase of property, plant and equipment	(286,722)	(276,978)	(316,282)
Purchase of solar power systems	(824,766)	(33,697)	—
Proceeds from disposal of solar power systems	90,078	128,768	17,800
Proceeds from insurance claim	46,801	43,930	—
Proceeds from disposal of investment on subsidiaries	1,899	—	—
Proceeds from disposal of investment in affiliates	—	—	337,773
Distribution to non-controlling shareholders upon disposal of a subsidiary	(3,137)	—	—
Acquisition of subsidiaries, net of cash paid	—	(12,561)	—

Net cash provided by(used in) investing activities	(1,093,142)	(239,230)	29,071

Financing activities:
Proceeds from short-term borrowings	1,841,808	1,646,910	1,430,708
Repayment of short-term borrowings	(2,243,003)	(2,068,069)	(2,368,967)
Proceeds from long-term borrowings	1,076,332	690,841	382,831
Gross proceeds from issuance of common shares	23,864	—	—
Issuance costs paid for common shares offering	(456)	—	—
Payment of financing costs	(3,750)	—	—
Acquisition of non-controlling interest	—	—	(6,591)
Proceeds from non-controlling interest	1,648	—	10,470
Proceeds from third party financing liabilities	415,523	12,243	119,095
Proceeds from sales leaseback arrangement	96,697	61,142	35,944
Distributions to tax equity investors	—	(9,582)	(3,013)
Repayment of capital lease obligation	(24,191)	(30,128)	(64,859)
Proceeds from short-term commercial paper	134,311	—	—
Repayment of short-term commercial paper	—	(138,953)	—
Payments for repurchase of convertible notes	(19,667)	—	—
Proceeds from exercise of stock options	707	879	769

Net cash provided by(used in) financing activities	1,299,823	165,283	(463,613)

Effect of exchange rate changes	(46,629)	51,342	(38,725)

Net increase (decrease) in cash, cash equivalents and restricted cash	(118,021)	181,315	(256,987)
Cash, cash equivalents and restricted cash at the beginning of the year	1,134,683	1,007,700	1,190,134

Less: net increase (decrease) in cash, cash equivalents and restricted cash classified within assets held-for-sale	8,962	(1,119)	(7,843)

Cash, cash equivalents and restricted cash at the end of the year	1,007,700	1,190,134	940,990

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	70,827	113,513	103,236
Income taxes paid	187,876	45,483	32,135
Supplemental schedule of non-cash activities:
Reclassification of solar power systems to project assets	1,362,037	4,782	—
Unpaid proceeds from disposal of subsidiaries included in prepaid expenses and other current assets	14,604	—	—
Property, plant and equipment costs included in other payables	120,881	153,017	228,970
Solar power systems costs included in accounts payables	72,885	—	—
Decrease in amounts due from related parties, net of investments in affiliates	65,090	—	—

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

        The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
Cash and cash equivalents	511,039	561,679	444,298
Restricted cash—current	487,516	617,761	480,976
Restricted cash—non-current	9,145	10,695	15,716

Total cash and cash equivalents, and restricted cash shown in the statements of cash flows	1,007,700	1,190,134	940,990

Cash, cash equivalents and restricted cash classified within assets held-for-sale:
Cash and cash equivalents	8,921	7,714	—
Restricted cash—current	41	129	—

Total	8,962	7,843	—

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Canadian Solar Inc. ("CSI") was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.

        CSI and its subsidiaries (collectively, the "Company") design, develop, and manufacture solar wafers, cells and solar power products. In recent years, the Company has increased investment in, and management attention on its total solutions business, which primarily consists of solar power project development and sale, EPC and development services, O&M services, operating solar power projects and sales of electricity, and sales of solar system kits. As of December 31, 2018, major subsidiaries of CSI are included in Appendix 1.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

(c)   Use of estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include revenue recognition for sales of solar power projects, EPC and development services accounted for under cost-based input method, allowance for doubtful accounts receivable and advances to suppliers, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, determination of assets retirement obligation ("ARO"), accrual for warranty and the recognition of the benefit from the purchased warranty insurance, fair value estimate of financial instruments including warrants and other types of derivative, accrual for uncertain tax positions, valuation allowances for deferred tax assets, applying acquisition method of accounting to business acquisitions and the grant-date fair value of share-based compensation awards and related forfeiture rates.

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

(e)   Accounts receivable, unbilled

        Accounts receivable, unbilled represents a contract asset for revenue that has been recognized in advance of billing the customer. The Company uses the cost-based input method to recognize revenue from EPC and development services when all relevant revenue recognition criteria have been met. Under this accounting method, revenue may be recognized in advance of billing the customer, which

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

results in the recording of accounts receivable, unbilled. Once the Company meets the billing criteria under such contract, the rights to consideration becomes unconditional, it bills the customer and reclassifies the unbilled balance to accounts receivable trade. Billing requirements vary by contract, but are generally structured around completion of certain construction milestones.

(f)    Allowance for doubtful receivables

        The Company began purchasing insurance from China Export & Credit Insurance Corporation ("Sinosure") since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by Sinosure. At the time the claim is made to Sinosure, the Company records a receivable from Sinosure equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from Sinosure in prepaid expenses and other current assets of $9 and $164 as of December 31, 2017 and 2018, respectively and a corresponding reduction in bad debt expense.

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

(h)   Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Cost of inventories consists of direct materials and, where applicable, direct labor costs, tolling costs and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

        Solar power projects are preliminarily classified as project assets unless the Company has intention not to sell them to third parties. In that case, they will be classified as solar power systems on the balance sheet. During the development phase, solar power projects are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estates. The costs to construct solar power projects are presented as operating activities or investing activities in the consolidated statement of cash flows, if they are related to project assets or solar power systems, respectively. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that the sale will occur within one year. Appropriateness of the classification of the solar power projects is assessed based on the circumstances on each balance sheet date. Solar power projects that the Company intends to sell within one year, which meet the criteria of ASC 360, are classified as project assets-current. Solar power projects that the Company intends to hold and operate to generate electricity are still classified as solar power systems.

        The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

        If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired, and no further analysis is required. Conversely, if the carrying value of a reporting unit exceeds its estimated fair value, the Company records an impairment loss equal to the excess, not to exceed the total amount of goodwill allocated to the reporting unit.

        The Company performed a qualitative assessment for each of the reporting units in the fourth quarter of 2018 and concluded that it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Accordingly, the two-step goodwill impairment test for the Company's reporting units was not considered necessary.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

        Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2016, 2017 and 2018, the Company recorded nil, $3,686 and $5,738 impairment charges on its investments, respectively.

(s)   Impairment of long-lived assets

        The Company assesses the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss based on the fair value of the assets. The Company recorded impairment charges for long-lived assets of $22,757, $11,626 and $30,968 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

(u)   Assets retirement obligation

        Certain jurisdictions in which the Company's project assets are located or certain land lease agreements require the removal of the solar power systems when the project is decommissioned. Assets retirement obligation ("ARO") for the estimated costs of decommissioning associated with long-lived assets at a future date are accounted for in accordance with ASC 410-20, Asset Retirement Obligations ("ASC 410-20"). ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made. Upon initial

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its expected future value, while the capitalized cost is depreciated over the useful life of the related asset. The Company's ARO included in solar power systems were $109 and $43 as of December 31, 2017 and 2018, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

income tax expense for reduced future tax depreciation of the related assets. Such basis differences are accounted for pursuant to the income statement method.

(x)   Revenue recognition

        The Company recognizes revenue when it satisfies a performance obligation by transferring a promised good or service to a customer.

Solar power products and materials

        Solar power products, including solar modules, other solar power products, solar system kits and materials related to solar power products are transferred at a point in time when the customer obtains control of the products, which is typically upon shipment or delivery depending on the contract terms. Revenues of solar product sales also include reimbursements received from customers for shipping and handling costs. Sales agreements typically contain the assurance-type customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions, see note 2 (ab) for the Company's accounting policy for warranty.

        The Company assessed whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the products that will be transferred to the customer. As of December 31, 2016, 2017 and 2018, the Company had inventories of $5.9 million, $7.1 million and $9.0 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was determined to be not probable. The delivered products remain as inventories on consolidated balance sheets, regardless of whether the control has been transferred. If the collection of payment becomes probable in the future, the Company would then recognize revenue, adjust inventories and recognize cost of revenues.

EPC and development services

        The Company recognizes revenue for sale of EPC and development services over time based on the estimated progress to completion using a cost-based input method. In applying cost based input methods of revenue recognition, the Company uses the actual costs incurred relative to the total estimated costs to determine the Company's progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. Cost based input methods of revenue recognition are considered a faithful depiction of the Company's efforts to satisfy EPC and development services contracts and therefore reflect the transfer of goods or services to a customer under such contracts. Costs incurred towards contract completion may include costs associated with direct materials, labor, subcontractors, and other indirect costs related to contract performance. Cost based input methods of revenue recognition require us to make estimates of net contract revenues and costs to complete the Company's projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the Company's projects, including materials, labor, contingencies, and other system costs.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

O&M services

        O&M services are transferred over time when customers receive and consume the benefits provided by the Company's performance under the terms of service arrangements. Revenues from O&M services are recognized when the work completed to date does not require re-performances and the costs of O&M services are expensed when incurred.

Solar power projects

        Sales of solar power projects are recognized at a point in time when customers obtain control of solar power projects. The Company recognizes revenue for the sale of a solar power project at certain stage due to the timing of when the associated sales contract with the customer is entered into. For sales of solar power projects in which the Company obtains an interest in the project sold to the customer, the Company recognizes all of the revenue for the consideration received, including the fair value of the non-controlling interest the Company obtained, and defer any profit associated with the interest obtained.

Electricity revenue

        Electricity revenue is generated primarily by the Company's solar power plants under long-term PPAs and performance based energy incentives. For electricity sold under PPAs, the Company recognizes electricity revenue based on the price stated in the PPAs when electricity has been generated and transmitted to the grid. Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity when the conditions attached to it have been met and there is reasonable assurance that the incentives will be received. During the years ended December 31, 2016, 2017 and 2018, the Company recognized performance-based energy incentives of $22.8 million, $10.9 million, and $4.7 million, respectively, related to electricity generated and recognized in revenue.

        Certain PPAs are accounted for as operating leases in accordance with ASC 840-20, Operating Leases. Minimum lease payments are recognized over the term of the lease and contingent rents are recorded when the achievement of the contingency becomes probable in accordance with the U.S. GAAP. None of the Company's operating leases have minimum lease payments, so revenue from these contracts is recognized as energy and any related renewable energy attributes are delivered. During the years ended December 31, 2016, 2017 and 2018, the total lease income recognized was $6.2 million, $2.5 million, and $1.5 million, respectively, related to these PPAs.

Disaggregation of Revenue

        The table represents a disaggregation of revenue from contracts with customers for the years ended December 31, 2016, 2017, and 2018. See Segment Information Note 21 for details of revenues generated from each product or service and revenues generated from different geographic locations.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        The following table represents a disaggregation of revenue recognized at a point in time or over time:

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
MSS:
Revenue recognized at a point in time	2,742,518	2,705,985	2,095,743
Revenue recognized over time	4,128	6,938	73,175
Energy:
Revenue recognized at a point in time	25,755	633,195	1,542,906
Revenue recognized over time	80,677	44,275	32,688

	2,853,078	3,390,393	3,744,512

        The Company's contract assets and liabilities are as follow:

	At December 31, 2017	At December 31, 2018	Fluctuation	%
	(In Thousands of U.S. Dollars, except percentages)
Contract Assets
Accounts receivables, unbilled	1,253	38	1,215	3,197%
Contract Liabilities
Advances from customers	51,739	39,024	12,715	33%
Deferred revenue	47,854	51,381	(3,527)	(7)%

	99,593	90,405	9,188	10%

        For the year ended December 31, 2018, $70.9 million revenue is recognized from the beginning balance of contract liabilities as of January 1, 2018.

Practical Expedients and Exemptions

        The Company applies the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, we have elected the portfolio approach in applying the new revenue guidance.

        The Company has made an accounting policy election to not assess whether promised products are performance obligations if they are immaterial in the context of the contract with the customer. If the revenue related to a performance obligation that includes products that are immaterial in the context of the contract is recognized before those immaterial products are transferred to the customer, then the related costs to transfer those products are accrued.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

        The Company generally expenses incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. These incremental costs are recorded in operating expenses. Incremental costs of obtaining a contract with an amortization period more than one year are not material to the Company.

(y)   Shipping and handling costs

        Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales of $68,451, $79,853 and $69,855, are included in selling expenses for the years ended December 31, 2016, 2017 and 2018, respectively.

(z)   Research and development

        Costs related to the design, development, testing and enhancement of products and silicon reclamation program are included in research and development expenses. Research and development costs are expensed when incurred and amounted to $17,407, $28,777 and $44,193 for the years ended December 31, 2016, 2017 and 2018, respectively.

(aa) Other operating income, net

        Other operating income, net primarily consists of gains or losses on disposal of solar power systems and property, plant and equipment, and government grants received, and compensation from business interruption insurance.

        Government grants received by the Company consist of unrestricted and restricted grants and subsidies. Unrestricted grants that allowed the Company's full discretion in utilizing the funds were recognized as other operating income upon receipt of cash and when all the conditions for their receipt have been satisfied. Restricted grants related to prepaid land use rights are recorded as deferred subsidies in other non-current liabilities and are amortized on a straight-line basis over the term of the land use right. In 2018, the Company received government grants related to land use rights of $7,212 and amortized the deferred subsidies of $122 into other operating income.

        Before 2016, the net loss on disposal of property, plant and equipment and government grants were included in general and administrative expenses. In 2016, the Company reclassified the prior years' numbers, which are immaterial to the financial statements, to be consistent with current year's presentation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        The following table summarizes the Company's other operating income, net:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Net gain on disposal of solar power system	(47,899)	(27,803)	(36,098)
Net loss on disposal of property, plant and equipment	8,094	1,960	2,565
Government grants	(2,734)	(6,473)	(11,013)
Business interruption insurance compensation	—	(15,238)	—

	(42,539)	(47,554)	(44,546)

(ab) Warranty cost

        Before June 2009, the Company typically sold its standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In June 2009, the Company increased its guarantee for defects in materials and workmanship to six years.

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

        In recent years, the Company has lengthened the warranty against decline in performance for our Dymond module and bifacial module products to 30 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

rate. The Company currently records a 1% warranty provision against the revenue for sales of solar power products.

        The Company has entered into agreements with a group of insurance companies with high credit ratings to back up its warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incurs under the terms of our solar module product warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortizes them over the respective policy period of one year. The unamortized carrying amount is $2,850 and $1,286 as of December 31, 2017 and 2018, respectively and was included as a component of prepaid expenses and other current assets.

        The warranty obligations the Company records relate to defects that existed when the product was sold to the customer. The event which the Company is insured against through its insurance policies is the sale of products with these defects. Accordingly, the Company views the insured losses attributable to the shipment of defective products covered under its warranty as analogous to potential claims, or claims that have been incurred as of the product ship date, but not yet reported. The Company expects to recover all or a portion of the cost of its obligations with respect to the defective products through insurance claims. Therefore, the Company's accounting policy is to record an asset for the amount determined to be probable of recovery from the insurance claims (not to exceed the amount of the total losses incurred), consistent with the guidance set forth at ASC 410-30.

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

        To the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, the Company will establish a provision for uncollectible amounts based on the specific facts and circumstances. To date, no provision had been determined to be necessary. In addition, to the extent that accrual for warranty costs differs from the estimates and the Company prospectively changes its accrual rate, this change may result in a change to the amount expected to be recovered from insurance.

        As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company's consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 or 30 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

Company will reclassify that portion of the receivable as being current. The insurance receivable amounts were $74,872 and $75,617 as of December 31, 2017 and 2018, respectively, and were included as a component of other non-current assets.

        The Company made downward adjustments to its accrued warranty costs of $9,319 and other non-current assets of $5,634, for the year ended December 31, 2018, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $9,817, $19,793 and $13,188 are included in cost of revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

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

(ad) Comprehensive income

        Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included (i) net income, (ii) foreign currency translation adjustments, (iii) gains and losses on intra-entity foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) between consolidated entities and (iv) the unrealized gains or losses (effective portion) on derivative instruments that qualify for and have been designated as cash flow hedges.

(ae) Foreign currency risk

        The majority of the Company's sales in 2016, 2017 and 2018 were denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian reals and

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

Canadian dollars. The Company's Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, including aluminum and silver paste, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, the Company enters into loan arrangements with commercial banks that are denominated primarily in Renminb, U.S. dollars and Japanese yen. Most of its cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollar, Renminbi, British pound, Canadian dollar, Japanese yen and Euro, may result in foreign exchange gains or losses. Since 2008, the Company has hedged part of its foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts.

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

        The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2017 and 2018, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31, 2017	At December 31, 2018
	$	$
Supplier A	18,260	18,260

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

        The Company enters into derivatives to hedge its foreign currency risk exposure to losses from price adjustments of electricity and interest rate risk. When the Company determines to designate a derivative instrument as a cash flow hedge, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in hedging transactions is highly effective in offsetting changes in cash flows of hedged items. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred.

        Fair value of the derivative instruments is determined using pricing models developed based on the underlying price of the hedged items. The values are also adjusted to reflect nonperformance risk of the counterparty and the Company, as necessary.

(ai)  Earnings per share

        Basic earnings per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings per

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents are not included in the calculation of dilutive earnings per share if their effects are anti-dilutive.

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

(ak) Recently issued accounting pronouncements

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In 2018, the Company adopted ASU 2014-09 and all the related amendments using the modified retrospective method.

        This adoption primarily affected the Company's solar power projects sales arrangements previously accounted for under ASC 360-20, which had required the Company to evaluate whether such arrangements had any forms of continuing involvement that may have affected the revenue or profit recognition of the transactions, including arrangements with prohibited forms of continuing involvement. When such forms of continuing involvement were present, the Company reduced the potential profit on the applicable project sale by the Company's maximum exposure to loss. The Company's adoption of ASU 2014-09, which supersedes the real estate sales guidance under ASC 360-20, generally requires the Company to recognize revenue and profit from the Company's solar power projects sales arrangements earlier and in a more linear fashion than the Company's historical practice under ASC 360-20, including the estimation of certain profits that would otherwise have been deferred.

        The reported results for year 2018 reflect the adoption of ASC 606, while the reported results for year 2016 and 2017 were prepared under the previous revenue recognition guidance. As a result of adoption, the Company recognized an increase of $1.3 million to the beginning balance of retained earnings on January 1, 2018, related to variable consideration recognized for sales of solar power projects in prior periods.

        Following the adoption of ASU 2014-09, the revenue recognition for other sales arrangements, including sales of solar power products, EPC and development services, remained materially consistent with historical practice. See note 2(x) "Revenue recognition" for further discussion on effects of adoption on the principal accounting policies.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The new standard, requires the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet for operating leases. Leases will be classified as either finance or operating. The lease classification affects the pattern of expense recognition in the statement of operations. Under the new standard, disclosures are required to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842)—Targeted Improvements", which provided an optional transition method to apply the new lease requirements through a cumulative-effect adjustment in the period of adoption.

        The Company adopted the new standard on January 1, 2019 using this optional transition method to all leases existing at the date of initial application. In addition, the Company elected the transition practical referred to as the "package of three", that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases.

        The Company expects material changes to its consolidated balance sheet through the recognition of right-of-use assets and lease liabilities primarily related to office properties which are subject to operating leases, but does not expect a significant impact on our results of operations or cash flows.

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

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18, restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The Company has applied this ASU retrospectively and included restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

        In January 2017, the FASB issued ASU 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities that are SEC filers, the guidance is effective for fiscal years beginning after

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

December 15, 2019. Early adoption is permitted. The Company does not expect the adoption to have a significant impact to its consolidated financial statements.

        In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities". ASU 2017-12 expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. Subject matters addressed include risk component hedging, accounting for the hedged item in fair value hedges of interest rate risk, recognition and presentation of the effects of hedging instruments, amounts excluded from the assessment of hedge effectiveness, and effectiveness testing. All transition requirements and elections should be applied to existing hedging relationships as of the date of adoption and reflected as of the beginning of the fiscal year of adoption. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact to the consolidated financial statements and associated disclosures.

        In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value". ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and associated disclosures.

        In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities", which expands variable interests to indirect interests held through related parties under common control. ASU 2018-17 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. It is required to be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements and associated disclosures.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are comprised of allowances for accounts receivable trade, advances to suppliers and other receivables.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS (Continued)

        An analysis of allowances for accounts receivable, trade for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Beginning of the year	28,156	26,119	32,941
Allowances made (reversed) during the year, net	(854)	5,345	869
Accounts written-off against allowances	(47)	(174)	(297)
Foreign exchange effect	(1,136)	1,651	(780)

Closing balance	26,119	32,941	32,733

        An analysis of allowances for advances to suppliers for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Beginning of the year	28,629	19,527	18,762
Allowances made (reversed) during the year, net	(5,427)	(833)	2,287
Accounts written-off against allowances	(3,644)	—	—
Foreign exchange effect	(31)	68	(123)

Closing balance	19,527	18,762	20,926

        An analysis of allowances for other receivables for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Beginning of the year	3,885	9,251	10,349
Allowances made (reversed) during the year, net	5,954	549	(175)
Foreign exchange effect	(588)	549	(470)

Closing balance	9,251	10,349	9,704

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

4. INVENTORIES

        Inventories consist of the following:

	At December 31, 2017	At December 31, 2018
	$	$
Raw materials	90,299	47,759
Work-in-process	59,576	46,817
Finished goods	196,217	167,446

	346,092	262,022

        In 2016, 2017 and 2018, inventory was written down by $19,467, $17,820 and $14,646, respectively, to reflect the lower of cost and net realizable value.

5. PROJECT ASSETS

        Project assets consist of the following:

	At December 31, 2017	At December 31, 2018
	$	$
Project assets—Acquisition cost	40,094	51,635
Project assets—EPC and other cost	1,631,418	1,234,128

	1,671,512	1,285,763

Current portion	1,523,342	933,563
Non-current portion	148,170	352,200

        The Company recorded impairment charges and write-off for project assets of $2,952, nil and $9,016 for the years ended December 31, 2016, 2017 and 2018, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consist of the following:

	At December 31, 2017	At December 31, 2018
	$	$
Buildings	340,215	441,975
Leasehold improvements	11,498	13,058
Machinery	698,150	785,874
Furniture, fixtures and equipment	50,310	64,135
Motor vehicles	5,782	6,100
Land	18,647	18,810

	1,124,602	1,329,952
Accumulated depreciation	(462,128)	(489,927)
Impairment	(7,933)	(30,503)

	654,541	809,522
Construction in process	92,694	75,464

Property, plant and equipment, net	747,235	884,986

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

6. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

        Depreciation expense of property, plant and equipment was $72,813, $88,931 and $120,834 for the years ended December 31, 2016, 2017 and 2018, respectively. Construction in process primarily represents production facilities under construction and the machinery under installation.

7. SOLAR POWER SYSTEMS, NET

        Solar power systems, net consist of the following:

	At December 31, 2017	At December 31, 2018
	$	$
Solar power systems in operation	74,488	66,641
Solar power systems under construction	4,710	4,484
Accumulated depreciation	(15,234)	(16,227)

Solar power systems, net	63,964	54,898

        Depreciation expense of solar power systems was $16,492, $5,683 and $3,756 for the years ended December 31, 2016, 2017 and 2018, respectively.

8. INTANGIBLE ASSETS, NET

        The following table summarizes the Company's intangible assets:

At December 31, 2018	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	2,369	(1,458)	911
Computer software	25,882	(11,890)	13,992

Total intangible assets, net	28,251	(13,348)	14,903

At December 31, 2017	Gross Carrying Amount	Accumulated Amortization	Net
	$	$	$
Technical know-how	2,334	(1,371)	963
Computer software	20,883	(10,860)	10,023

Total intangible assets, net	23,217	(12,231)	10,986

        Amortization expense for the years ended December 31, 2016, 2017 and 2018 were $6,544, $4,659 and $4,666, respectively.

        Amortization expenses of the above intangible assets are expected to be approximately $4.0 million, $3.5 million, $3.0 million, $2.5 million and $1.9 million for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT

        The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants.

        As of December 31, 2017 and 2018, the following financial assets and liabilities were measured at fair value on a recurring basis in periods subsequent to their initial recognition using the type of inputs shown as follows:

	Fair Value Measurements Using
At December 31, 2018	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	4,166	—	4,166	—
Foreign exchange option contracts	1	—	1	—
Interest rate swap	3,810	—	3,810	—

Total assets	7,977	—	7,977	—

Liabilities:
Foreign exchange forward contracts	13,480	—	13,480	—
Foreign exchange option contracts	218		218

Total liabilities	13,698	—	13,698	—

	Fair Value Measurements Using
At December 31, 2017	Total Fair Value and Carrying Value on the Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	12,316	—	12,316	—
Commodity hedge	3,416	—	3,416	—
Interest rate swap	11,379	—	11,379	—

Total assets	27,111	—	27,111	—

Liabilities:
Interest rate swap	1,359	—	1,359	—
Foreign exchange forward contracts	5,121	—	5,121	—

Total liabilities	6,480	—	6,480	—

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

Foreign exchange option and forward contracts

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

        The Company's foreign currency derivative instruments relate to foreign exchange options or forward contracts involving major currencies such as Canadian dollars, British pounds, European euros and Japanese yen. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

Commodity hedge

        During the year ended December 31, 2015, the Company entered into a fixed for floating energy commodity swap with a financial institution to hedge cash flows associated with electricity sales of the Astoria project in the U.S. for the period between expected COD and commencement of the long term PPA with the off taker in January 2019. The swap contract was designated as a cash flow hedge at inception and is anticipated to be effective through its two-year term that ends on December 31, 2018. The fair value of the swap contract was $3,416 and $nil, an asset position, recorded in derivative assets on the balance sheet at December 31, 2017 and 2018, respectively. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred.

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

        Together with interest rate swap contracts of total notional amounts of approximately $399.0 million entered into for Recurrent projects upon the exercise of the swaption and designated as cash flow hedges, the total estimated fair value of the swap contracts was recorded as derivative assets

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

of $3,810 and derivative liabilities of $nil on the balance sheet as of December 31, 2018. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred.

        The estimated fair value of interest rate swaps was measured based on observable market data, which are considered Level 2 inputs.

        The fair value of derivative instruments on the consolidated balance sheets as of December 31, 2017 and 2018 and the effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Fair Value of Derivative Assets
	At December 31, 2017		At December 31, 2018
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative assets—current	12,316	Derivative assets—current	4,166
Foreign exchange option contracts	Derivative assets—current	—	Derivative assets—current	1
Commodity hedge	Derivative assets—current	3,416	Derivative assets—current	—
Interest rate swap	Derivative assets—current	468	Derivative assets—current	594
Commodity hedge	Derivative assets—non-current	—	Derivative assets—non-current	—
Interest rate swap	Derivative assets—non-current	10,911	Derivative assets—non-current	3,216

	Total	27,111	Total	7,977

	Fair Value of Derivative Liabilities
	At December 31, 2017
			At December 31, 2018
		Fair Value
	Balance Sheet Location		Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative liabilities—current	5,120	Derivative liabilities—current	13,480
Foreign exchange option contracts	Derivative liabilities—current	—	Derivative liabilities—current	218
Warrants	Derivative liabilities—current	—	Derivative liabilities—current	—
Interest rate swap	Derivative liabilities—current	1,001	Derivative liabilities—current	—
Interest rate swap	Derivative liabilities—non- current	359	Derivative liabilities—non-current	—

	Total	6,480	Total	13,698

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

		Amount of Gain (Loss) Recognized in Statements of Operations
		Years Ended December 31
	Location of Gain (Loss) Recognized in Statements of Operations
		2016	2017	2018
		$	$	$
Foreign exchange forward contracts	Gain (loss) on change in fair value of derivatives	4,798	(2,638)	(16,414)
Foreign exchange option contracts	Gain (loss) on change in fair value of derivatives	—	—	(2,023)
Warrants	Gain (loss) on change in fair value of derivatives	24,554	711	—
Commodity hedge	Gain (loss) on change in fair value of derivatives	75	—	—
Interest rate swaption	Gain (loss) on change in fair value of derivatives	(4,335)	—	—
Interest rate swap	Gain (loss) on change in fair value of derivatives	2,230	1,655	(793)

	Total	27,322	(272)	(19,230)

        The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

        The Company recorded impairment charges for certain manufacturing asset group of $22,757, $11,626 and $30,968 for the years ended December 31, 2016, 2017 and 2018, respectively. The fair value of these assets was measured based on prices offered by unrelated third-party willing buyers and classified as level 3 fair value measurements as the offering prices are not observable. The impairment was recorded in general and administrative expenses of the MSS segment.

        The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under the U.S. GAAP.

        The carrying values of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amounts due from related parties, accounts payables, short-term notes payable, amounts due to related parties and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term borrowings were $404,341 and $393,614 as of December 31, 2017 and 2018, respectively, which approximate their fair values since most of the borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as level 2 as the key inputs can be corroborated with market data.

        The carrying value of the Company's outstanding convertible notes was $126.5 million and $127.4 million as of December 31, 2017 and 2018, respectively, which approximates the fair value.

10. VARIABLE INTEREST ENTITIES

        Since 2016, the Company, through its wholly owned subsidiary, CSE Japan Investment Company Limited, entered into silent partnership agreements with various Japan project companies, for the purpose of raising project finance bonds arranged by Goldman Sachs Japan Co., Ltd. Under the silent partnership agreements, the project entities are considered VIEs in which the Company has no equity interests, but is entitled to substantially all of the economic interests of the projects. In addition, the Company has the power to make decisions over the activities that most significantly impact the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

10. VARIABLE INTEREST ENTITIES (Continued)

economic performance of the projects under the asset management agreement signed simultaneously between the project companies and Canadian Solar Project K.K, a subsidiary of the Group. As such, the Company concluded it was the primary beneficiary of the project companies and thus these project companies were accounted for as consolidated VIEs for the year ended December 31, 2017 and 2018.

        As of December 31, 2018, the carrying amounts and classifications of the consolidated VIEs' assets and liabilities, excluding intercompany balances which are eliminated upon consolidation, included in the Company's consolidated balance sheet are as follows:

	At December 31, 2017	At December 31, 2018
	$	$
Cash and cash equivalents	33,993	13,063
Accounts receivable trade, net of allowance	2,787	446
Value added tax recoverable	4,772	9
Advances to suppliers—current, net of allowance	16	5
Project assets—current	171,898	—
Prepaid expenses and other current assets	12,605	23

Total current assets	226,071	13,546
Prepaid land use rights	22,927	3,906
Project assets—non-current	—	185,448
Other non-current assets	2,708	4,384

Total assets	251,706	207,284

Current liabilities:
Short-term borrowings	214,128	9,160
Accounts payable	—	20,333
Amounts due to related parties	272	39,072
Other payables	—	41
Other current liabilities	7,863	30

Total current liabilities	222,263	68,636
Long-term borrowings	—	113,973
Other non-current liabilities	6,777	—

Total liabilities	229,040	182,609

        All of the assets are restricted for settlement of the VIEs' obligations, and all of the liabilities can only be settled using VIE resources. Net income and overall cash flow activities during the year are immaterial to the consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES

        Investments in affiliates consist of the following:

	At December 31,
	2017		2018
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	$	(%)	$	(%)
RE Tranquillity Holdings LLC ("Tranquillity")	145,795	49	—	—
RE Silverlake Holdings LLC ("Garland")	120,247	49	—	—
RE Roserock Holdings LLC ("Roserock")	77,053	49	62,767	49
Suzhou Financial Leasing Co., Ltd.	14,129	6	14,361	6
Pirapora Solar Holding S.A.	6,551	20	—	—
Canadian Solar Infrastructure Fund, Inc.	23,866	14.76	23,990	14.66
Others	26,574	21-49	24,977	21-49

Total	414,215		126,095

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

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

        Subsequent to sales of the class A membership interests, the Company further contributed nil and $5,908 million to the projects in 2017 and 2018, respectively.

        In October 2018, the Company sold the 100% ownership in the Class B membership interest of Tranquility and Garland. The gain of the disposal was recorded in investment income.

        In December 2018, the Company wrote down the class B membership interests in Roserock project to its anticipated resell value by $5.0 million.

Other investments

        On September 8, 2015, SZSP established an entity, Suzhou Financial Leasing Co., Ltd., for cash consideration of $13,860, in which the Company holds 6% voting interests. One of five board members is designated by SZSP and, as such SZSP is considered having significant influence over the investee and the equity method is used in this investment.

        On October 26, 2017, Canadian Solar Infrastructure Fund, Inc. ("CSIF") priced its initial public offering of 177,800 investment units at 100,000 Japanese yen per unit, before underwriting discounts. Of the units included in the offering, the Company purchased 25,395 units as the sponsor. In addition to initial private placement of 1,500 units and allotment of 7,000 shares on September 5, 2018, the Company has held 33,895 units as of December 31, 2018. On November 22, 2017, over-allotment issuance of 2,890 units and on October 4, 2018, over-allotment of 2,333 units was exercised by Mizuho Securities Co., Ltd. Also, on September 5, 2018, CSIF issued 46,667 investment units at 102,180 Japanese yen per unit, before underwriting discounts. A total of 231,190 units have issued by CSIF as of December 31, 2018, the Company owned 14.66% of total units. One out of the three members of the board of directors of CSIF represents the Company. The quorum for a board resolution of CSIF is a majority of the members of the board of directors, and the adoption of a resolution requires a majority of the votes presents.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES (Continued)

        In September 2018, the Company made full impairment charge of $0.7 million on investment in eNow, Inc., in which the Company holds 10% voting interests, due to deterioration of the investee's financial position.

        Equity in earnings (loss) of unconsolidated investees were $(4,404), $9,411 and $5,908 for the years ended December 31, 2016, 2017 and 2018, respectively.

12. BORROWINGS

	At December 31, 2017	At December 31, 2018
	$	$
Bank borrowings	2,043,974	1,442,353

Analysis as:
Short-term	829,035	808,555
Long-term, current portion	718,034	107,461

Subtotal for short-term	1,547,069	916,016

Long-term borrowings on project assets—current	142,920	208,755
Long-term, non-current portion	353,985	317,582

Borrowings from non-banking institutions	318,122	244,958

Analysis as:
Short-term	270	48,321
Long-term, current portion	61,623	63,590

Subtotal for short-term	61,893	111,911

Long-term borrowings on project assets—current	205,873	57,015
Long-term, non-current portion	50,356	76,032

Total	2,362,096	1,687,311

        As of December 31, 2018, the Company had contractual bank credit facilities of $2,550,067 and $706,570 was available for draw down upon demand. In addition, as of December 31, 2018, the Company also had non-binding credit facilities of $477,973.

        As of December 31, 2018, short-term borrowings of $1,041,510 and long-term borrowings of $285,968 were secured by property, plant and equipment with carrying amounts of $322,544, inventories of $67,759, prepaid land use rights of $44,546, restricted cash of $90,021, accounts receivable of $263,947, equity of $144,255 and project assets and solar power systems of $916,490.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

a)
Short-term

        The Company's short-term borrowings consist of the following:

	At December 31, 2017	At December 31, 2018
	$	$
Bank borrowings
Short-term bank borrowings secured by restricted cash	267,507	285,715
Short-term bank borrowings secured by inventories	7,652	—
Short-term bank borrowings secured by prepaid land use rights and property, plant and equipment	248,502	275,000
Short-term bank borrowings secured by project assets and solar power systems	2,700	45,000
Unsecured short-term borrowings	302,674	202,840
Long-term borrowings due within one year
Long-term borrowings due within one year secured by inventories	—	5,003
Long-term borrowings due within one year secured by prepaid land use rights and property, plant and equipment	8,313	21,686
Long-term borrowings due within one year secured by project assets and solar power systems	558,721	63,736
Long-term borrowings due within one year secured by restricted cash	—	12,493
Long-term bank borrowings due within one year secured by equity	151,000	—
Unsecured long-term borrowings due within one year	—	4,543

	1,547,069	916,016
Borrowings from non-banking institutions
Short-term borrowings secured by project assets	270	—
Short-term borrowings secured by prepaid land use rights and property, plant and equipment	—	43,711
Long-term borrowings due within one year secured by project assets	—	23,396
Unsecured short-term borrowings	—	4,610
Unsecured long-term borrowings due within one year	61,623	40,194

	61,893	111,911

Total	1,608,962	1,027,927

        The average interest rate on short-term borrowings was 3.31% and 4.48% per annum for the years ended December 31, 2017 and 2018, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

b)
Long-term borrowings on projects assets—current

        The Company's long-term borrowings on project assets—current consist of the following:

	At December 31, 2017	At December 31, 2018
	$	$
Bank borrowings
Long-term borrowings on project assets-current secured by project assets	131,562	208,755
Unsecured Long-term borrowings on project assets—current	11,358	—
Borrowings from non-banking institutions
Long-term borrowings on project assets-current secured by project assets	205,873	57,015

Total	348,793	265,770

        Certain long-term borrowings were classified as current liabilities because these borrowings are associated with certain solar power projects that are expected to be sold within one year. The average interest rate on these borrowings was 2.22% and 4.59% per annum for the years ended December 31, 2017 and 2018, respectively

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

c)
Long-term

        The Company's long-term borrowings consist of the following:

	At December 31, 2017	At December 31, 2018
	$	$
Bank borrowings
Unsecured long-term bank borrowings	87,852	97,237
Long-term bank borrowings secured by project assets and solar power systems	24,640	161,628
Long-term bank borrowings secured by property, plant and equipment	83,329	32,863
Long-term bank borrowings secured by equity	150,000	—
Long-term bank borrowings secured by restricted cash	—	12,483
Long-term bank borrowings secured by accounts receivable	—	8,361
Long-term borrowings secured by inventory	8,164	5,010

	353,985	317,582
Borrowings from non-banking institutions
Long-term borrowings secured by project assets and solar power systems	—	65,623
Unsecured long-term borrowings	50,356	10,409

	50,356	76,032

Total	404,341	393,614

        The average interest rate on long-term borrowings was 3.06% and 2.5% per annum for the years ended December 31, 2017 and 2018, respectively.

        Future principal repayments on the long-term borrowings are as follows:

2019	436,821
2020	62,255
2021	120,477
2022	48,444
2023	5,970
Thereafter	156,468

Total	830,435
Less: future principal repayment related to long-term borrowings, current portion	(436,821)

Total long-term portion	$393,614

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

        On January 31, 2018, Canadian Solar Japan K.K. entered into a financing agreement with Mizuho Bank, Ltd, denominated in JPY, which agreed to provide revolving long-term working capital financing of approximately $8,361. The total outstanding borrowings under this agreement equaled $8,361 at December 31, 2018. The loan is secured by inventory and accounts receivable. The agreement does not contain any financial covenants or restrictions.

        On March 26, 2018, Canadian Solar Projects K.K. entered into a financing agreement, denominated in JPY, with a Japanese financial institution, which agreed to provide revolving long-term working capital financing of $2,726 for Solar power project development in Japan. The outstanding borrowing under this agreement was $2,726 at December 31, 2018, which requires repayment in 2021. The loan is unsecured and guaranteed by CSI. The agreement does not contain any financial covenants or restrictions.

        On March 30, 2018, Lohas ECE 2 G.K., the Company's consolidated VIEs, entered into a financing agreement, denominated in JPY, with a local Japanese bank, which agreed to provide long-term project financing of $155,943 for solar power project development in Japan. The outstanding borrowing under this agreement was $78,249 at December 31, 2018, which requires repayment in 2037. The loan is secured by project assets. As of December 31, 2018, the Company met all the requirements of financial covenants.

        On April 5, 2018, Belgaum Renewable Energy Private Limited, the Company's 100% owned subsidiary, entered into a financing agreement, denominated in INR, with a local Indian bank, which agreed to provide long-term project financing of $14,920 for solar power project development in India. The outstanding borrowing under this agreement was $12,469 at December 31, 2018, which requires repayment in 2030. The loan is secured by project assets and guaranteed by CSI. As of December 31, 2018, the Company met all the requirements of financial covenants.

        On May 7, 2018, NC102 Project LLC, the Company's 100% owned subsidiary, entered into a financing agreement, denominated in USD, with Prudential Insurance, which agreed to provide long-term project financing of $55,505 for Solar power project development in North Carolina. The outstanding borrowing under this agreement was $47,250 at December 31, 2018, which requires quarterly repayment and mature in 2033. The loan is secured by project assets. The agreement does not contain any financial covenants or restrictions.

        On September 14, 2018, Recurrent Energy México Development, S. de R.L. de C.V, the Company's 100% owned subsidiary, entered into a financing agreement, denominated in MXN, with Bank of Banco Nacional de Comercio Exterior, which agreed to provide long-term project financing of $10,450 for Solar power project development in Mexico. The outstanding borrowing under this agreement was $8,762 at December 31, 2018, which requires repayment in 2023. The loan is secured by project assets and guaranteed by CSI. The agreement does not contain any financial covenants or restrictions.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. BORROWINGS (Continued)

        On October 31, 2018, Canadian Solar Projects K.K. entered into a financing agreement, denominated in JPY, with a Japanese financial institution, which agreed to provide revolving long-term working capital financing of $4,544 for Solar power project development in Japan. The outstanding borrowing under this agreement was $4,544 at December 31, 2018, which requires repayment in 2019. The loan is unsecured and guaranteed by CSI. The agreement does not contain any financial covenants or restrictions.

        The long-term borrowings disclosed above bear floating interest rates from 1.05% to 6.31% per annum.

c)
Interest expense

        The Company capitalized interest costs incurred on borrowings obtained to finance construction of solar power projects or property, plant and equipment until the asset is ready for its intended use. The interests incurred during the years ended December 31, 2016, 2017 and 2018 are as follows:

	Years Ended December 31
	2016	2017	2018
	$	$	$
Interest capitalized—project assets	47,881	13,274	15,462
Interest capitalized—solar power systems	3,113	—	—
Interest capitalized—property, plant and equipment	819	1,010	1,182
Interest expense	69,723	117,971	106,032

Total interest incurred	121,536	132,255	122,676

13. SHORT-TERM NOTES PAYABLE

        The Company enters into arrangements with banks whereby the banks issue notes to the Company's vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks' settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company's restricted cash balances and other deposits with the same bank, the notes payable do not represent cash borrowings from the bank. As of December 31, 2017 and 2018, short-term notes payable was $572,631 and $369,722, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

14. ACCRUED WARRANTY COSTS

        The Company's warranty activity is summarized below:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Beginning balance	65,193	61,139	55,659
Warranty provision	9,817	19,793	13,188
Warranty costs incurred	(13,663)	(26,552)	(16,732)
Foreign exchange effect	(208)	1,279	(1,510)

Ending balance	61,139	55,659	50,605

15. RESTRICTED NET ASSETS

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

        In addition to the general reserve, the Company's PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company's PRC subsidiaries are considered as restricted net assets amounting to $486.6 million as of December 31, 2018.

16. CONVERTIBLE NOTES

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

        Maturity date.    The 2014 Notes mature on February 15, 2019.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

16. CONVERTIBLE NOTES (Continued)

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

        As of December 31, 2017 and 2018, the carrying value of the convertible notes was $126,476 and $127,428, respectively. The balance at December 31, 2017 and 2018 was net of unamortized issuance costs of $1,024 and $72, respectively. The debt issuance costs are being amortized through interest expense over the period from February 18, 2014, the date of issuance, to February 15, 2019, the date of expiration, using the effective interest rate method which was 4.96% for the year ended December 31, 2018. The amortization expense was $898, $907 and $953 for the years ended December 31, 2016, 2017 and 2018, respectively. Coupon interest of $5,419 and $5,419 was recorded for the years ended December 31, 2017 and 2018, of which, $2,008 and $2,008 was not paid and recorded in other payables on the consolidated balance sheets, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES

        The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Income before income taxes
Canada	57,922	(30,524)	10,570
United States	(74,002)	(33,205)	61,377
PRC including Hong Kong	152,588	173,266	178,050
Japan	7,981	28,164	27,555
United Kingdom	(25,781)	403	29,977
Other	(35,457)	5,830	(3,129)

	83,251	143,934	304,400

Current tax
Canada	610	346	(1,846)
United States	96,172	(54,482)	(14,786)
PRC including Hong Kong	29,181	(7,383)	27,285
Japan	3,381	31,266	5,325
United Kingdom	(206)	—	696
Other	(9,263)	(8,008)	1,701

	119,875	(38,261)	18,375

Deferred tax
Canada	6,366	(6,464)	12,117
United States	(74,562)	67,426	32,696
PRC including Hong Kong	(31,731)	23,452	2,653
Japan	361	(4,499)	(3,381)
United Kingdom	—	(353)	915
Other	(2,333)	(350)	(1,406)

	(101,899)	79,212	43,594

Total income tax expense
Canada	6,976	(6,118)	10,271
United States	21,610	12,944	17,910
PRC including Hong Kong	(2,550)	16,069	29,938
Japan	3,742	26,767	1,944
United Kingdom	(206)	(353)	1,611
Other	(11,596)	(8,358)	295

	17,976	40,951	61,969

        The Company mainly operates in Canada, PRC, Japan, Germany, the United States, United Kingdom, Hong Kong, Thailand and Vietnam.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES (Continued)

Canada

        The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5% for the years ended December 31, 2016, 2017 and 2018.

        Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 25% for all years ended December 31, 2016, 2017 and 2018.

United States

        Canadian Solar (USA) Inc. was incorporated in Delaware, USA and is subject to federal, California, and other states' corporate income taxes at a rate of 37.69%, 38.61% and 24.82% for the years ended December 31, 2016, 2017 and 2018, respectively.

        Canadian Solar Energy Acquisition Co. was incorporated in Delaware, USA on January 22, 2015 and is subject to federal, California, and other states' corporate income taxes at a rate of 43.63%, 38.32% and 25.32% for the years ended December 31, 2016, 2017 and 2018, respectively.

Japan

        Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 35.15%, 32.02% and 32.02% for the years ended December 31, 2016, 2017 and 2018, respectively.

Germany

        Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2016, 2017 and 2018, respectively.

Vietnam

        Canadian Solar Manufacturing Vietnam Co., Ltd was incorporated in Vietnam in June 25, 2015 and is subject to Vietnamese corporate income taxes at a normal statutory rate of 10%. The Company enjoyed tax exemption from 2016 as its first profitable year. For 2018, it continued to enjoy the tax exemption. The exemption will expire in year 2019. The Company will use a reduced statutory rate of 5% from 2020 to 2028.

Thailand

        Canadian Solar Manufacturing (Thailand) Co., Ltd. was incorporated in Thailand in November 20, 2015 and is subject to Thailand corporate income taxes at a normal statutory rate of 20%. The Company currently has two Board of Investment certificates for tax exemption which have different

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES (Continued)

effective years. The licenses both started from year 2017, one of which will expire in year 2022 and the other in year 2025.

United Kingdom

        Canadian Solar UK Projects Ltd was incorporated in London, UK in August 2014 and is subject to United Kingdom corporate income taxes at a normal statutory rate of 19% for the year ended December 31, 2018 and 2017 and 20% for December 31, 2016.

Hong Kong

        Canadian Solar International Ltd. was incorporated in Hong Kong, China, and is subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2016, 2017 and 2018, respectively.

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

        CSI Solartronics (Changshu) Co., Ltd., CSI Solar Technologies Inc., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Power Group Co., Ltd. (formerly "CSI Solar Power (China) Inc.") are all subject to the enterprise income tax rate of 25% for the years ended December 31, 2016, 2017 and 2018.

        Suzhou Sanysolar Materials Technology Co., Ltd. and Suzhou Gaochuangte New Energy Development Co., Ltd. are subject to the enterprise income tax rate of 15% resulting from its High and New Technology Enterprise status for the years ended December 31, 2016, 2017 and 2018 and Canadian Solar Manufacturing (Changshu) Inc. Changshu Tlian Co., LTD for the year ended December 31, 2017 and 2018. CSI Cells Co., Ltd renewed and Changshu Tegu New Material Technology Co., Ltd. received the HNTE status in 2018.

        The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31, 2017 and 2018 was $3,083 and $4,398, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES (Continued)

        The following table illustrates the movement and balance of the Company's liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2016, 2017 and 2018, respectively.

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Beginning balance	9,490	5,684	6,181
Addition for tax positions related to the current year	1,376	1,376	9,806
Reductions for tax positions from prior years/Statute of limitations expirations	(5,436)	(1,094)	—
Foreign exchange effect	254	215	(257)

Ending balance	5,684	6,181	15,730

        The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada, China and the United States. Generally, the Company's taxation years from 2013 to 2018 are open for reassessment to the Canadian tax authorities. The Company is subject to taxation in the United States and various state jurisdictions. The Company is not currently under examination by the federal or state tax authorities. The Company's income tax returns for 2014 through 2018 remain open to examination by the US tax authorities.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company's Chinese subsidiaries might be subject to reexamination by the Chinese tax authorities on non-transfer pricing matters for taxation years up to 2013 retrospectively, and on transfer pricing matters for taxation years up to 2008 retrospectively. There is no statute of limitations in case of tax evasion in China.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES (Continued)

        The components of the deferred tax assets and liabilities are presented as follows:

	At December 31, 2017	At December 31, 2018
	$	$
Deferred tax assets:
Accrued warranty costs	17,945	9,424
Bad debt allowance	7,288	7,019
Investment in affiliates under tax equity transactions	24,859	—
Inventory write-down	3,283	1,723
Future deductible expenses	17,652	26,973
Depreciation and impairment difference of property, plant and equipment and solar power systems	13,333	19,647
Accrued liabilities related to countervailing and antidumping duty deposits	59,983	9,341
Deferred tax assets relating to sales of solar power systems	2,721	481
Net operating losses carry-forward	52,007	90,536
Unrealized foreign exchange loss and capital loss	3,888	9,471
Interest limitation	—	13,520
Others	17,912	13,947

Total deferred tax assets, gross	220,871	202,082
Valuation allowance	(65,399)	(76,522)

Total deferred tax assets, net of valuation allowance	155,472	125,560

Deferred tax liabilities:
Derivative assets	2,742	2,697
Depreciation difference of property, plant and equipment	243	1,212
Deferred profit of projects	—	4,108
Insurance recoverable	21,420	14,838
Others	4,833	17,316

Total deferred tax liabilities	29,238	40,171

Net deferred tax assets	126,234	85,389

Analysis as:
Non-current deferred tax assets	131,796	121,087
Non-current deferred tax liabilities	(5,562)	(35,698)

Net deferred tax assets	126,234	85,389

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES (Continued)

        Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Beginning balance	55,959	71,469	65,399
Additions (Reversals)	14,486	(5,361)	11,051
Foreign exchange effect	1,024	(709)	72

Ending balance	71,469	65,399	76,522

        As of December 31, 2018, the Company has accumulated net operating losses of $541,928, of which $144,586 will expire between 2019 and 2038, and the remaining can be carried forward indefinitely.

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

        The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $65,399 and $76,522 as at December 31, 2017 and 2018, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES (Continued)

        Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2016	2017	2018
Combined federal and provincial income tax rate	27%	27%	27%
Effect of permanent difference	(16)%	(18)%	(11)%
Effect of different tax rate on earnings in other jurisdictions	(18)%	(7)%	—%
Effect of tax holiday	(4)%	(2)%	(1)%
Unrecognized tax provision	4%	—%	4%
Change in valuation allowance	32%	(6)%	7%
Effect of change in tax rate	—%	39%	(3)%
Others	(3)%	(5)%	(3)%

	22%	28%	20%

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises in PRC earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2018, all of the undistributed earnings of approximately $583.3 million attributable to the Company's PRC subsidiaries and affiliates are considered to be permanently reinvested, and no provision for PRC withholding income tax on dividend has been made thereon accordingly. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $29.2 million to $58.3 million, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

17. INCOME TAXES (Continued)

        The aggregate amount and per share effect of tax holiday are as follows:

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of US Dollars, except per share data)
The aggregate amount	3,343	2,850	3,089
Per share—basic	0.06	0.05	0.05
Per share—diluted	0.06	0.05	0.05

18. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of US Dollars, except share and per share data)
Numerator:
Net income attributable to Canadian Solar Inc.—basic	$65,249	$99,572	$237,070
Dilutive effect of interest expense of convertible notes	—	4,649	4,683

Net income attributable to Canadian Solar Inc.—diluted	$65,249	$104,221	$241,753

Denominator:
Denominator for basic calculation—weighted average number of common shares—basic	57,524,349	58,167,004	58,914,540
Diluted effects of share number from share options and RSUs	534,714	547,821	543,797
Dilutive effects of share number from convertible notes	—	2,833,333	2,833,333

Denominator for diluted calculation—weighted average number of common shares—diluted	58,059,063	61,548,158	62,291,670

Basic earnings per share	$1.13	$1.71	$4.02

Diluted earnings per share	$1.12	$1.69	$3.88

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. EARNINGS PER SHARE (Continued)

        The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings per share for the years indicated.

	Years Ended December 31,
	2016	2017	2018
Share options and RSUs	476,043	372,743	276,618

19. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances:

        The amount due from related parties of $16,740 as of December 31, 2018 consists of (i) trade receivable of $13,844 for development services provided to Roserock, the Company's 49% owned affiliate, (ii) cash funding of $1,872 to Pilipinas Newton Energy Corp, the Company's 40% owned affiliate, (iii) $940 guarantee deposit for capital lease to Suzhou Financial Leasing Co., Ltd., the Company's 6% owned affiliate, and (iv) $84 receivable for solar power products sold to ET Solutions South Africa 1 Pty, the Company's 49% owned affiliate. No amount was due as of December 31, 2018.

        The amount due to related parties of $17,415 as of December 31, 2018 consists of (i) a trade payable of $11,753 due to Suzhou iSilver Materials Co., Ltd., the Company's 15% owned affiliate, for raw materials purchased, (ii) payable for capital lease of $1,536 to Suzhou Financial Leasing Co., Ltd., the Company's 6% owned affiliate, (iii) payable for equipment purchase of $4,053 million to Suzhou Kzone Equipment Technology Co., Ltd, the Company's 32% owned affiliate obtained in September 2017, and (iv) a government award of $73 to Dr. Shawn Qu, Chairman, President and Chief Executive Officer, which was initially paid to the Company.

Related party transactions:

Guarantees and loans

        Dr. Shawn Qu, fully guaranteed one-year loan facilities from Chinese commercial banks of RMB896 million ($129 million), RMB1,346 million ($206 million) and RMB730 million ($106 million) in 2016, 2017 and 2018, respectively. Amounts drawn down under the facilities as at December 31, 2016, 2017 and 2018 were $79,558, $135,225 and $65,244, respectively.

        Dr. Shawn Qu, fully guaranteed two-year loan facilities from a Chinese commercial bank of RMB540 million ($79 million) in 2018. Amounts drawn down from the facilities as at December 31, 2018 was $20,731

        The Company granted 121,951, 77,289 and 83,805 restricted share units to Dr. Shawn Qu in 2016, 2017 and 2018, respectively, on account of his having guaranteed these loan facilities.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

19. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Sales and purchase contracts with affiliates

        In 2018, the Company sold 5 solar power projects to CSIF, the Company's 14.66% owned affiliate in Japan, in the amount of JPY12,276,404 ($109,597) recorded in revenue, and JPY89,238 ($836) recorded in other operating income, respectively.

        In 2017, The Company sold 13 solar power projects to CSIF, the Company's 14.66% owned affiliate in Japan, in the amount of JPY18,426,754 ($163,155) recorded in revenue and JPY3,148,648 ($27,879) recorded in other operating income, respectively.

        In 2017 and 2018, the Company provided asset management service to CSIF in the amount of JPY303,772 ($2,699) and JPY247,341($2,210), respectively.

        In 2017 and 2018, the Company provided O&M service to CSIF in the amount of JPY32,119 ($285) and JPY122,529 ($1,105), respectively.

        In 2018, the Company sold solar power products to ET Solutions South Africa 1 Pty, the Company's 49% owned affiliate in South Africa in the amount of RMB45,407 ($6,859).

        In 2017, the Company sold solar power products to Gaochuangte in the amount of RMB11,352 ($1,648), before Gaochuangte became the Company's 80% owned subsidiary.

        In 2016, the Company sold solar power products to Roserock and Garland in the amount of $247,743, provided development services to Tranquillity, Garland and Roserock in the amount of $48,711.

        In 2016, 2017 and 2018, the Company purchased raw materials from Suzhou iSilver Materials Co., Ltd, the Company's 14.63% owned affiliate in China, in the amount of RMB53,271 ($8,030), RMB331,958 ($49,113) and RMB512,154 ($74,490), respectively.

        In 2017 and 2018, the Company purchased equipment from Suzhou Kzone Equipment Technology Co., Ltd, the Company's 32% owned affiliate in China, in the amount of RMB29,704 ($4,395) and RMB41,635 ($6,056), respectively.

        In 2016 and 2017, the Company incurred costs of RMB54,891 ($8,274) and RMB44,271 ($6,430), to Gaochuangte for EPC services related to the Company's solar power projects, respectively. These amounts were recorded in project assets.

20. COMMITMENTS AND CONTINGENCIES

a)    Lease commitments

        The Company has operating lease agreements principally for its office properties in the PRC, Canada, Japan and the United States. Such leases have remaining terms ranging from one to 402 months and are renewable upon negotiation. Rental expenses were $17,116, $19,765 and $20,905 for the years ended December 31, 2016, 2017 and 2018, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2018 were as follows:

Year Ending December 31:	$
2019	18,287
2020	11,790
2021	9,379
2022	2,485
2023	838
Thereafter	7,743

Total	50,522

b)    Capital commitments

        As of December 31, 2018, the commitments for the purchase of property, plant and equipment were $112,298.

c)     Supply purchase commitments

        In order to secure future solar wafers supply, the Company has entered into long-term supply agreements with suppliers in the past several years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of solar wafers, and the Company has made prepayments to the suppliers in accordance with the supply contracts.

        The following is a schedule, by year, of future minimum obligation, using market prices, under all supply agreements as of December 31, 2018:

Year Ending December 31:	$
2019	462,898

d)    Contingencies

Deutsche Solar AG

        In 2007, the Company entered into a twelve-year wafer supply agreement with Deutsche Solar AG, under which the Company was required to purchase a contracted minimum volume of wafers at pre-determined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2009. The fixed prices may be adjusted annually at the beginning of each calendar year by Deutsche Solar AG to reflect certain changes in their material costs. The agreement also contains a take-or-pay provision, which requires the Company to pay the contracted amount regardless of whether the Company acquires the contracted annual minimum volumes. In 2009, the Company did not meet the minimum volume requirements under the agreement. Deutsche Solar AG agreed that the Company could fulfill its fiscal 2009 purchase obligation in fiscal 2010. In 2010, the Company fulfilled its 2009

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

purchase commitment under the agreement but did not meet the minimum purchase obligation for 2010. In 2011, the Company did not meet its purchase commitment for the respective years. The Company believes that the take-or-pay provisions of the agreement are void under German law and, accordingly, as of December 31, 2010 had not accrued for the full $21,144 that would otherwise be due under the take-or-pay provision of the agreement. Rather, the Company assumed that it would be permitted to purchase its 2010 contracted quantity, in addition to its 2011 contracted quantity, in fiscal 2011 and had included the purchase obligation for both years in its evaluation of the loss on the long-term purchase commitments. The Company did not record a loss on firm purchase commitments in any of the three years ended December 31, 2018.

        In December 2011, Deutsche Solar AG gave notice to the Company to terminate the twelve-year wafer supply agreement with immediate effect. Deutsche Solar AG justified the termination with alleged breach of the agreement by the Company. In the notice, Deutsche Solar AG also reserved its right to claim damage of Euro148.6 million in court. The agreement was terminated in 2011. As a result, the Company reclassified the accrued loss on firm purchase commitments reserve of $27,862 as of December 31, 2011 to loss contingency accruals. In addition, the Company made a full bad debt allowance of $17,409 against the balance of its advance payments to Deutsche Solar as a result of the termination of the long-term supply contract. As of December 31, 2018, the accrued amount of $24,592 represents the Company's best estimate for its loss contingency. Deutsche Solar did not specify the basis for its claimed damage of Euro 148.6 million in the notice.

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

        In February 2013, LDK filed for enforcement of the 2012 Arbitral Award with the Jiangsu Suzhou Intermediate People's Court, or the Suzhou Intermediate Court. In 2013, LDK initiated two separate proceedings against the Company in the Jiangxi Xinyu Intermediate People's Court, or the Xinyu Intermediate Court, claiming that the Company had forfeited its rights to the initial deposits under the

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

2007 Supply Contract and 2008 Supply Contracts because of the alleged breaches under these contracts. On October 18, 2013, the Xinyu Intermediate Court stayed these proceedings pending the decision by the Suzhou Intermediate Court as to the 2012 Arbitral Award.

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

        On May 19, 2016, the Company received a copy of a bill of complaint from the Xinyu Intermediate Court, in which LDK's receiver applied to the court for an order to revoke the 2015 Settlement Agreement pursuant to PRC bankruptcy law, and requested it to pay an amount that had been waived by LDK under the 2015 Settlement Agreement. In May 2017, the Xinyu Intermediate Court made a judgment in favor of LDK's receiver, revoking the 2015 Settlement Agreement and requiring the Company to pay RMB58.5 million to LDK's receiver and bear court expenses at RMB0.8 million. The Company recorded a $8.6 million provision in the first quarter of 2017 and the Company appealed the judgment. In November 2017, the Jiangxi High People's Court, or the Jiangxi High Court, dismissed the Company's appeal and upheld the original judgment. The Company then appealed this judgment to the Supreme People's Court of The People's Republic of China, or the Supreme Court. In January 2018, the Supreme Court put the Company's appeal on record pending examination, but later dismissed the Company's request for retrial. In March 2018, LDK's receiver applied to the Xinyu Intermediate Court for compulsory execution of its judgment. In April 2018, the Xinyu Intermediate Court deducted RMB59.5 million from the Company's accounts for the execution of its judgment.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

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

        In January 2015, the plaintiff in the class action lawsuit filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Court dismissed the Company's application for leave to appeal and the class action is at the merits stage. The common issues trial is scheduled for October 2019. The Company believes the Ontario action is without merit and the Company is defending it vigorously.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose antidumping and countervailing duties on Chinese-origin CSPV cells. The Company was identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. The Company also has affiliated U.S. operations that import the subject goods from China.

        On October 17, 2012, the United States Department of Commerce, or USDOC, issued final affirmative determinations with respect to its antidumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 30, 2012, the U.S. International Trade Commission, or USITC determined that imports of CSPV cells had caused material injury to the U.S. CSPV industry. The USITC's determination was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit, or Federal Circuit.

        As a result of these determinations, the Company was required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules the rates applicable to the Company were 13.94% (antidumping duty) and 15.24% (countervailing duty). The Company paid all the cash deposits due under these determinations. Several parties challenged the determinations of the USITC in appeals to the CIT. On August 7, 2015, the CIT sustained the USITC's final determination and on January 22, 2018, the Federal Circuit upheld the CIT's decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The USDOC published the final results of the first administrative reviews in July, 2015. As a result of these decisions, the duty rates applicable to the Company were revised to 9.67% (antidumping duty) and 20.94% (countervailing duty). The assessed rates were appealed to the CIT. The CIT affirmed the USDOC's countervailing duty rates, and no change was made to our countervailing duty rate. This decision by the CIT was not appealed to the Federal Circuit. The CIT likewise affirmed USDOC's antidumping duty rates, and no change was made to our antidumping duty rate. This decision by the CIT was, however, appealed to the Federal Circuit, which upheld the CIT's decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

        The USDOC published the final results of the second administrative reviews in June 2016 (antidumping duty) and July 2016 (countervailing duty). As a result of these decisions, the antidumping duty rate applicable to the Company was reduced to 8.52% (from 9.67%) and then to 3.96% (from 8.52%). Because the Company was not subject to the second administrative review of the countervailing duty order, its countervailing duty rate remained at 20.94%. The antidumping duty rates were appealed to the CIT. The CIT affirmed the USDOC's second antidumping duty rate. This decision by the CIT was appealed to the Federal Circuit, with a decision expected in late 2019.

        The USDOC published the final results of the third administrative reviews in June 2017 (antidumping duty) and July 2017 (countervailing duty), and later amended in October 2017. As result of these decisions, the duty rates applicable to the Company were changed to 13.07% (from 8.52%) (anti-dumping duty) and 18.16% (from 20.94%) (countervailing duty). The assessed rates were appealed to the CIT. The CIT has remanded the countervailing duty appeal to USDOC to consider

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

adjustments to the Company's rate. The CIT will review any adjustments made by the USDOC to the Company's rate and issue a ruling, which is expected later in 2019. A decision on the assessed antidumping rate is expected in mid-2019.

        The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty, with the countervailing duty rate later amended in October 2018). Because the Company was not subject to the fourth administrative review of the antidumping duty order. The Company's antidumping duty rate remains at 13.07%. Because of these decisions, the countervailing duty rate applicable to the Company was reduced to 11.59% (from 18.16%). The countervailing duty rates were appealed to the CIT. A decision on this appeal is not expected until late 2019 or 2020.

        The fifth and sixth of administrative reviews are ongoing and are expected to conclude in mid-2019 and mid-2020, respectively. In the fifth administrative reviews, the USDOC has assessed us at a preliminary antidumping duty rate of 44.25% (up from 13.07%) and a preliminary countervailing duty rate of 16.46% (up from 11.59%). We are vigorously contesting these rates in the final phase of the review.

        The final results of the fifth and sixth administrative reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to the Company. These duty rates could materially and adversely affect our U.S. import operations and increase the Company's cost of selling into the U.S.

        Between 2017 and 2019, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 1 antidumping and countervailing duty orders. In March 2018, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 1 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. The Company did not participate in USDOC's first sunset review. The Company did, however, participate in the USITC's first sunset review and requested that the Solar 1 duties be revoked. The USITC issued an affirmative determination in March 2019 declining to revoke the Solar 1 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 1 orders remain in effect. Solar 2

        On December 31, 2013, SolarWorld Industries America, Inc. filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also alleged that Taiwanese producers of certain CSPV cells and modules dumped their products into the U.S.. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 orders described above. The Company was identified as one of a number of Chinese producers exporting the Solar 2 subject goods to the U.S. market.

        "Chinese CSPV products subject to Solar 2 orders" refer to CSPV products manufactured in mainland China using non-Chinese (e.g., Taiwanese) CSPV cells and imported into the U.S. during the investigation or administrative review periods of Solar 2. "Taiwanese CSPV products subject to Solar

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

2 orders" refer to CSPV products manufactured outside of mainland China using Taiwanese CSPV cells and imported into the U.S. during the investigation or review periods of Solar 2.

        On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, the Company is required to pay cash deposits on these CSPV products the rates of which applicable to its Chinese CSPV products were 30.06% (antidumping duty) and 38.43% (countervailing duty). The cash deposit rate applicable to its Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. The Company paid all the cash deposits due under these determinations.

        The USDOC's determination and the assessed countervailing duty rates were appealed to the CIT and the Federal Circuit. In March 2019, the Federal Circuit affirmed the CIT's decision confirming the USDOC's determination but reduced the Company's countervailing duty rate to 33.58% (from 38.43%). There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final. `

        The rates at which duties will be assessed and payable are subject to administrative reviews.

        The USDOC published the final results of the first administrative reviews in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order). Because the Company was not subject to the first administrative reviews of the Chinese orders of Solar 2, its duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for its Chinese CSPV products. The Company's duty rates for its Taiwanese CSPV products range from 3.56% to 4.20%.

        The second administrative reviews for the Chinese antidumping and countervailing duty orders were rescinded, meaning that there is no change in the Chinese antidumping and countervailing duty rates applicable to the Company's Chinese CSPV products 30.06% (antidumping duty) and 33.58% (countervailing duty). There is no countervailing duty order on Taiwan Solar 2 products. The USDOC published final results of the second administrative review for the Taiwanese antidumping duty order (there is no countervailing duty order) in June 2018. The rate applicable to the Company is 1.33%. There is no ongoing litigation related to the Taiwanese antidumping duty rate.

        The Company is not subject to the third administrative reviews of the Chinese orders and, therefore, our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. There is no countervailing duty order on Taiwan Solar 2 products. The third administrative review of the Taiwanese antidumping order is ongoing and is expected to conclude in mid-2019.The final results for this review could result in set a new cash deposit rate for the Company, which may differ from the Company's current cash deposit rates.

        The USDOC is expected to initiate the fourth administrative reviews of the Chinese and Taiwanese orders soon.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

        In 2018, the Company booked the benefits of antidumping duty and countervailing duty provision reversals of $50.2 million, primarily associated with prior years' module sales based on the respective updated rates of the administrative reviews carried out by the U.S. Department of Commerce.

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

        The safeguard measure may be reduced, modified, or eliminated during the mid-term review, which should take place in 2019 and 2020, as required by U.S. law. The USITC must prepare a report for provision to the President and the Congress by no later than February 7, 2020. The USITC report must address the domestic industry's adjustment efforts and progress by workers and firms to adjust to import competition. The President is then required to consider the USITC's views but is not required to take any action. The President has the authority to reduce, modify, or terminate the safeguard measures if the President determines that(1) the effectiveness of the safeguard action has been impaired by changed economic circumstances, or (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition. Alternatively, if a majority of the domestic industry petitions the President that the domestic industry has made a positive adjustment to import competition, then the President may likewise reduce, modify, or terminate the safeguard measures.

        On February 9, 2018, Canadian Solar and two other manufacturers and exporters of CSPV modules from Canada challenged the applicability of the safeguard measure to U.S. imports of CSPV modules from Canada. The Canadian parties applied to the CIT for a temporary restraining order and preliminary injunction (TRO/PI) to halt the imposition of the 30% tariff on CSPV modules imported from Canada. The CIT denied the application in March 2018, and on June 15, 2018, the Federal Circuit affirmed the CIT's decision..

        On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an antidumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. COMMITMENTS AND CONTINGENCIES (Continued)

wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products.

        On December 6, 2013, the EU imposed definitive antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On March 3, 2017, the European Commission extended the antidumping and countervailing measures for 18 months on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On September 16, 2017, the European Commission amended the form of the antidumping and countervailing measures for certain Chinese exporters (but not for Canadian Solar). On March 9, 2018, the antidumping and countervailing measures expired. As a result, since then, the Company's CSPV modules and cells that originate in, or are consigned from, China, are no longer subject to antidumping or countervailing measures.

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

        On March 27, 2019, the Court of Justice rejected the appeals.

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

21. SEGMENT INFORMATION

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. SEGMENT INFORMATION (Continued)

        The Company has been operating in two principal businesses since 2016: module and system solutions ("MSS") and Energy. The MSS business comprises primarily the design, development, manufacture and sale of solar modules, other solar power products and solar system kits. The MSS business also provides engineering, procurement and construction (EPC) and operating and maintenance (O&M) services. The Energy business comprises primarily the development and sale of solar projects, operating solar power projects and the sale of electricity. The module sales from the Company's MSS business to its Energy business are on terms and conditions similar to sales to third parties. The Company's CODM reviews net revenue and gross profit and does not review balance sheet information by segment.

        The following table summarizes the Company's revenues, gross profit and income from operations generated from each segment:

	Years Ended December 31, 2018
	MSS	Energy	Elimination	Total
	$	$	$	$
Net revenues	2,413,889	1,575,594	(244,971)	3,744,512
Cost of revenues	1,923,131	1,302,779	(256,480)	2,969,430

Gross profit	490,758	272,815	11,509	775,082

Income from operations	141,609	211,539	11,509	364,657

	Years Ended December 31, 2017
	MSS	Energy	Elimination	Total
	$	$	$	$
Net revenues	2,850,859	677,470	(137,936)	3,390,393
Cost of revenues	2,390,686	473,453	(111,344)	2,752,795

Gross profit	460,173	204,017	(26,592)	637,598

Income from operations	136,419	159,518	(26,592)	269,345

	Years Ended December 31, 2016
	MSS	Energy	Elimination	Total
	$	$	$	$
Net revenues	2,825,270	106,432	(78,624)	2,853,078
Cost of revenues	2,429,207	66,955	(60,272)	2,435,890

Gross profit	396,063	39,477	(18,352)	417,188

Income from operations	115,579	(4,063)	(18,352)	93,164

        Income from operations is an estimated based on the Company's management accounts as some services are shared by two segments.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net revenues generated from different geographic locations. The information presented below is based on the location of customers' headquarters:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Europe and other regions:
—Germany	132,185	94,066	95,514
—Netherlands	36,732	51,357	83,475
—United Kingdom	73,274	48,295	101,479
—Australia	33,634	48,069	232,409
—South Africa	22,398	21,916	53,739
—Spain	22,516	13,471	58,811
—Czech	1,653	10,822	17,411
—Others	88,773	68,144	55,730

	411,165	356,140	698,568

The Americas:
—United States	863,500	628,815	999,144
—Brazil	33,002	388,554	339,964
—Canada	193,790	52,194	68,385
—Others	13,217	38,599	67,164

	1,103,509	1,108,162	1,474,657

Asia:
—PRC	585,296	874,559	620,520
—Japan	373,396	476,946	483,041
—India	292,234	336,468	145,873
—Singapore	7,615	97,483	8,427
—U.A.E	5,391	91,991	104,467
—Israel	464	302	73,879
—Korea	29,212	25,244	46,697
—Others	44,796	23,098	88,383

	1,338,404	1,926,091	1,571,287

Total net revenues	2,853,078	3,390,393	3,744,512

        The following table summarizes the Company's long-lived assets, including property, plant and equipment, non-current project assets, solar power systems, prepaid land use rights and intangible

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. SEGMENT INFORMATION (Continued)

assets at December 31, 2017 and 2018 by geographic region, based on the physical location of the assets:

	At December 31, 2017	At December 31, 2018
	$	$
PRC	675,291	824,618
Japan	99,673	233,155
Australia	—	61,960
United States	71,761	50,052
Canada	8,827	9,739
Others	193,452	193,179

Total long-lived assets	1,049,004	1,372,703

        The following table summarizes the Company's revenues generated from each product or service:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
MSS:
Solar modules and other solar power products	2,573,685	2,551,509	1,930,701
Solar system kits	86,794	84,598	93,253
EPC services	—	—	62,408
O&M services	4,128	6,938	10,767
Others (materials)	82,039	69,878	71,789
Energy:
Solar power projects	22,665	632,256	1,542,906
Electricity	68,789	29,236	8,735
Others (EPC and development services)	14,978	15,978	23,953

Total net revenues	2,853,078	3,390,393	3,744,512

22. MAJOR CUSTOMERS

        Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2016	2017	2018
	$	$	$
Company A	—	—	718,341

        The accounts receivable from three customers with the largest receivable balances represents 12%, 5% and 5% of the balance of the account at December 31, 2018, and 12%, 4% and 4% of the balance

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. MAJOR CUSTOMERS (Continued)

of the account at December 31, 2017, respectively. The balance from the customer with the largest receivable balance is $34,468 and $59,224 as of December 31, 2017 and 2018, respectively.

23. EMPLOYEE BENEFIT PLANS

        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for eligible employees is based on 20% of the applicable payroll cost in 2016. The expense incurred by the Company to these defined contributions schemes was $7,186, $9,412 and $12,544 for the years ended December 31, 2016, 2017 and 2018, respectively.

        In addition, in 2018, the Company is required by PRC law to contribute approximately 10%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefit schemes were $9,128, $10,447 and $11,211 for the years ended December 31, 2016, 2017 and 2018, respectively.

24. SHARE-BASED COMPENSATION

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

Options to Employees

        As of December 31, 2018, there was $nil unrecognized compensation expense related to share-based compensation awards. During the years ended December 31, 2016, 2017 and 2018, $44, nil and $nil was recognized as compensation expense, respectively.

        The Company utilizes the Binomial option-pricing model to estimate the fair value of stock options. No stock options were granted in 2016, 2017 and 2018.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. SHARE-BASED COMPENSATION (Continued)

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

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Terms	Aggregate Intrinsic Value
		$		In Thousands of U.S. Dollars
Options outstanding at January 1, 2018	369,173	15.97	2 years	2,068
Granted	—
Exercised	(74,521)	10.33
Forfeited	(70,150)	41.66

Options outstanding at December 31, 2018	224,502	9.82	2 years	1,026

Options vested or expected to be vested at December 31, 2018	224,502	9.82

Options exercisable at December 31, 2018	224,502	9.82

        No option was granted in 2016, 2017 and 2018, respectively. The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was $2,643, $605 and $256, respectively.

RSUs to Employees

        The Company granted 868,036, 1,033,001 and 759,702 RSUs to employees in 2016, 2017 and 2018, respectively. The RSUs entitle the holders to receive the Company's common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company's ordinary shares at the date of grant resulted in total compensation cost of approximately $12.1 million, $13.3 million and $10.2 million that will be recognized ratably over the vesting period for the RSUs granted in 2016, 2017 and 2018, respectively. In the years ended December 31, 2016, 2017 and 2018, the Company recognized $7,713, $9,314 and $10,227 in compensation expense associated with these awards, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. SHARE-BASED COMPENSATION (Continued)

        As of December 31, 2018, there was $20,452 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.42 years.

        A summary of the RSU activity is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
		$
Unvested at January 1, 2018	1,732,047	15.42
Granted	759,702	13.62
Vested	(609,418)	16.84
Forfeited	(101,060)	15.17

Unvested at December 31, 2018	1,781,271	14.18

        The total fair value of RSUs vested during the years ended December 31, 2016, 2017 and 2018 was $7,271, $12,091 and $10,242, respectively.

25. CAPITAL LEASE

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

        As of December 31, 2017 and 2018, the net value of the leased assets are:

	At December 31, 2017	At December 31, 2018
	$	$
Machinery and equipment	131,624	121,938
Accumulated depreciation	(46,727)	(40,455)

Machinery and equipment, net	84,897	81,483

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Thousands of U.S. Dollars, unless otherwise indicated)

25. CAPITAL LEASE (Continued)

        The Company also leases machinery from third parties in the PRC under non-cancellable capital leases. As of December 31, 2018, future minimum lease payments for assets under capital leases to be paid over the remaining terms of up to four years were as follows:

Year Ending December 31:	$
2019	40,945
2020	23,483
2021	11,842
2022 and thereafter	556

Total minimum lease payments	76,826
Less: amount representing interest	5,024

Present value of net minimum lease payments	71,802
Current portion	37,549

Non-current portion	34,253

        The current portion of the present value of net minimum lease payments is recorded in other payables, while the non-current portion is recorded in other non-current liabilities.

26. SUBSEQUENT EVENTS

        In February 2019, the Company repaid the entire $127.5 million outstanding balance of senior convertible notes.

Additional Information—Financial Statement Schedule I

Canadian Solar Inc.

        Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.'s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2018 of $486.6 million, exceeded the 25% threshold.

        The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31, 2017	December 31, 2018
	(In Thousands of U.S. Dollars, except share data)
ASSETS
Current assets:
Cash and cash equivalents	16,957	9,097
Accounts receivable trade, net of allowance for doubtful accounts of $3,642 and $3,462 as of December 31, 2017 and 2018, respectively	6,207	11,476
Amounts due from related parties	375,843	279,039
Advances to suppliers, net of allowance for doubtful accounts of $5,222 and $5,222 as of December 31, 2017 and 2018, respectively	60	—
Prepaid expenses and other current assets	11,490	15,222

Total current assets	410,557	314,834
Investment in subsidiaries	1,005,176	1,154,004
Deferred tax assets	9,185	28,208
Other non-current assets	67,940	68,068

TOTAL ASSETS	1,492,858	1,565,114

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	151,000	—
Convertible notes	—	127,428
Accounts payable	3	3,903
Amounts due to related parties	139,091	154,765
Derivative liabilities—current	—	3,879
Other current liabilities	36,914	8,255

Total current liabilities	327,008	298,230
Convertible notes	126,476	—
Deferred tax liabilities—non-current	524	28,779
Liability for uncertain tax positions	6,625	12,633

TOTAL LIABILITIES	460,633	339,642

Equity:
Common shares—no par value: unlimited authorized shares, 58,496,685 and 59,180,624 shares issued and outstanding at December 31, 2017 and 2018, respectively	702,162	702,931
Additional paid-in capital	417	10,675
Retained earnings	383,680	622,015
Accumulated other comprehensive loss	(54,034)	(110,149)

TOTAL EQUITY	1,032,225	1,225,472

TOTAL LIABILITIES AND EQUITY	1,492,858	1,565,114

FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS

	Years Ended December 31
	2016	2017	2018
	(In Thousands of U.S. Dollars)
Net revenues	13,748	35,011	86,755
Cost of revenues	9,657	29,542	53,926

Gross profit	4,091	5,469	32,829

Operating expenses:
Selling expenses	3,727	2,221	2,518
General and administrative expenses	17,167	18,390	18,970
Research and development expenses	589	645	795
Other operating loss, net	—	1,173	77

Total operating expenses	21,483	22,429	22,360

Loss from operations	(17,392)	(16,960)	10,469

Other income (expenses):
Interest expense	(29,032)	(20,078)	(9,170)
Interest income	44,666	42,191	32,370
Gain (loss) on change in fair value of derivatives	30,988	(7,134)	(2,671)
Foreign exchange gain (loss)	(3,810)	(18,110)	22,255
Gain on repurchase of convertible notes	2,782	—	—
Investment loss	—	(11,944)	—

Other income (expenses), net:	45,594	(15,075)	42,784

Income (loss) before income taxes and equity in earnings (loss) of subsidiaries and unconsolidated investees	28,202	(32,035)	53,253
Income tax (expense) benefit	(6,599)	1,686	(12,133)
Equity in earnings of subsidiaries	43,596	130,048	195,950
Equity in earnings (loss) of unconsolidated investees	50	(127)	—

Net income	65,249	99,572	237,070

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
Net income	65,249	99,572	237,070
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	(31,958)	37,780	(56,115)

Comprehensive income	33,291	137,352	180,955

FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2016	2017	2018
	(In Thousands of U.S. Dollars)
Operating activities:
Net income	65,249	99,572	237,070
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	32	33	21
Loss on disposal of subsidiaries	—	9,559	—
Impairment loss of investment	—	3,686	—
(Gain) loss on change in fair value of derivatives	(30,988)	7,134	2,671
Gain on repurchase of convertible notes	(2,782)	—	—
Allowance for doubtful accounts	(844)	2,666	(212)
Equity in earnings of subsidiaries	(43,596)	(130,048)	(195,950)
Equity in loss (earnings) of unconsolidated investees	(50)	127	—
Share-based compensation	7,757	9,314	10,259
Changes in operating assets and liabilities:
Inventories	146	—	—
Accounts receivable trade	3,010	(6,739)	(5,089)
Amounts due from related parties	21,731	57,539	(184,755)
Advances to suppliers	226	(60)	60
Prepaid expenses and other current assets	6,955	(5,715)	(2,749)
Other non-current assets	(2,039)	1,016	(149)
Accounts payable	(4)	—	3,900
Advances from customers	(1,413)	(1,069)	—
Amounts due to related parties	(129,307)	66,038	15,674
Accrued warranty costs	(12,381)	(10,639)	(76)
Other liabilities	(297)	23,505	(25,958)
Liability for uncertain tax positions	(7,413)	833	6,008
Deferred taxes	199	(6,106)	9,230
Net settlement of derivatives	17,043	(6,358)	21,450

Net cash provided by (used in) operating activities	(108,766)	114,288	(108,595)

Investing activities:
Investment in subsidiaries	—	(64,185)	(1,051)
Proceeds from disposal of subsidiaries	—	61,749	—
Purchase of property, plant and equipment	—	(26)	—
Funding of loans to subsidiaries	—	(74,458)	(94,000)
Repayment of loans from subsidiaries	299,578	—	375,635

Net cash provided by (used in) investing activities	299,578	(76,920)	280,584

Financing activities:
Repayment of short-term borrowings	(190,000)	(49,000)	(151,000)
Proceeds from issuance of common shares	23,864	—	—
Issuance costs paid for common shares offering	(456)	—	—
Payment for repurchase of convertible notes	(19,667)	—	—
Proceeds from exercise of stock options	707	879	769

Net cash used in financing activities	(185,552)	(48,121)	(150,231)

Effect of exchange rate changes	(24,630)	6,362	(29,618)

Net decrease in cash and cash equivalents	(19,370)	(4,391)	(7,860)
Cash and cash equivalents at the beginning of the year	40,718	21,348	16,957

Cash and cash equivalents at the end of the year	21,348	16,957	9,097

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	29,288	18,375	10,154

Appendix 1

Major Subsidiaries of CSI

        The following table sets forth information concerning CSI's major subsidiaries:

Subsidiary	Place and Date of Incorporation	Attributable Equity Interest Held	Principal Activity
CSI Solartronics (Changshu) Co., Ltd.	PRC November 23, 2001	100%	Developing solar power project
CSI Solar Technologies Inc.	PRC August 8, 2003	100%	Sales and marketing of solar products
CSI New Energy Holding Co., Ltd.	PRC January 7, 2005	100%	Investment holding
Canadian Solar Manufacturing (Luoyang) Inc.	PRC February 24, 2006	100%	Manufacture of solar modules, ingots and wafers
Canadian Solar Manufacturing (Changshu) Inc.	PRC August 1, 2006	100%	Production of solar modules
CSI Cells Co., Ltd.	PRC August 23, 2006	100%	Manufacture of solar cells
Canadian Solar (USA) Inc.	USA June 8, 2007	100%	Sales and marketing of modules
Canadian Solar Japan K.K.	Japan June 21, 2009	100%	Sales and marketing of modules
Canadian Solar Solutions Inc.	Canada June 22, 2009	100%	Developing solar power project and manufacture of solar modules
CSI Solar Power Group Co., Ltd. (formerly named/known as "CSI Solar Power (China) Inc.")	PRC July 7, 2009	100%	Investment holding and trading
Canadian Solar EMEA GmbH	Germany August 21, 2009	100%	Sales and marketing of modules
Canadian Solar (Australia) Pty Limited	Australia February 3, 2011	100%	Developing solar power project
Canadian Solar International Limited	Hong Kong March 25, 2011	100%	Sales and marketing of modules
Canadian Solar O and M (Ontario) Inc.	Canada May 10, 2011	100%	Solar farm operating and maintenance service
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC August 17, 2011	99.73%	Production of solar module materials
Canadian Solar South East Asia Pte. Ltd.	Singapore September 19, 2011	100%	Sales and marketing of modules
Canadian Solar South Africa (Pty) Ltd	South Africa June 22, 2012	100%	Sales and marketing of modules
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil November 14, 2012	100%	Sales and marketing of solar modules, and provide solar energy solution to customer
Canadian Solar Construction (USA) LLC	USA May 20, 2014	100%	Solar farm operating and maintenance service
Canadian Solar Projects K.K.	Japan May 20, 2014	100%	Developing solar power project
CSI&GCL Solar Manufacturing (Yan Cheng) Inc.	PRC May 29, 2014	80%	Research and developing, manufacture and sales of solar cells, and solar power projects development
Canadian Solar UK Ltd.	United Kingdom May 29, 2014	100%	Sales and marketing of modules
Canadian Solar UK Projects Ltd.	United Kingdom August 29, 2014	100%	Developing solar power project
Changshu Tegu New Material Technology Co., Ltd.	PRC September 2, 2014	100%	EVA solar packaging film research and development, production, and sales
Changshu Tlian Co., Ltd.	PRC December 26, 2014	100%	Junction box and connector research, development, production and sales
Recurrent Energy Group Inc.	USA January 22, 2015	100%	Developing solar power project

Subsidiary	Place and Date of Incorporation	Attributable Equity Interest Held	Principal Activity
Recurrent Energy, LLC	USA March 31, 2015	100%	Developing solar power project
PT. Canadian Solar Indonesia	Indonesia February 26, 2015	67%	Production of solar modules
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam June 25, 2015	100%	Production of solar modules
Canadian Solar Energy Private Limited	India May 06, 2015	100%	Sales and marketing of modules
Canadian Solar MSS (Australia) Pty Ltd (formerly named/known as "Canadian Solar Australia 1 Pty Ltd.")	Australia August 03, 2015	100%	Sales and marketing of modules
Canadian Solar Energy Holding Company Limited	Hong Kong September 22, 2015	100%	Project investment, financing, trading of solar modules
Canadian Solar Energy Singapore Pte. Ltd.	Singapore October 29, 2015	100%	Development & Ownership of solar PV projects
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand November 20, 2015	99.99992%	Cells and module production
Canadian Solar Sunenergy (Suzhou) Co., Ltd.	PRC May 12, 2016	100%	Production of solar modules
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC August 18, 2016	100%	Production of solar modules, ingots and wafers
Canadian Solar Middle East DMCC	United Arab Emirates March 28, 2017	100%	Sales and marketing of modules
CSI Investment Management (SuZhou) Co., Ltd.	PRC May 05, 2017	100%	Investment management & assets management
CSI Cells (Yancheng) Co., Ltd.	PRC May 18, 2017	*	Production of solar cells
CSI Modules (DaFeng) Co., Ltd.	PRC May 16, 2017	**	Production of solar modules
Suzhou Gaochuangte New Energy Development Co., Ltd.	PRC June 12, 2017	80%	Design, engineering construction and management of solar power project
Canadian Solar Construction (Australia) Pty Ltd	Australia July 04, 2017	100%	Providing engineering, procurement and construction service
CSUK Energy Systems Construction and Generation JSC	Turkey October 30, 2017	100%	Construction of power plants generating electricity by utilizing renewable energy sources
CSI Modules (JiaXing) Co., Ltd.	PRC November 3, 2017	100%	Production of solar modules
CSI Wafer (LuoYang) Co., Ltd.	PRC November 27, 2017	100%	Production of solar cells and wafers
Canadian Solar Manufacturing Taiwan Co., Ltd.	PRC December 05, 2017	100%	Production of solar modules
Canadian Solar Argentina Investment Holding Ltd	Argentina January 23, 2018	100%	Developing solar power project
Changshu Xingu Photovoltaic Material Technology Co., Ltd.	PRC March 19, 2018	100%	EVA solar packaging film research and development, production and sales

*
CSI Cells holds 52% equity rights of CSI Cells (Yancheng) Co., Ltd. A limited partnership fund, of which CSI Cells holds 37.33% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.17% shares as a general partner, holds 48% equity rights of CSI Cells (Yancheng) Co., Ltd.

**
CSI Changshu Manufacturing holds 3.12% equity rights of CSI Modules (Dafeng) Co., Ltd. A limited partnership fund, of which CSI Changshu Manufacturing holds 20% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Power Group Co., Ltd. holds 0.067% shares as a general partner, holds 96.88% equity rights of CSI Modules (Dafeng) Co., Ltd.