Form 20-F
period 2020-12-31
Canadian Solar Inc.
filed 2021-04-19
CIK 1375877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

British Columbia

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

59,820,384 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ⌧ No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“AC” and “DC” refer to alternating current and direct current, respectively;
●	“AUD” and “Australian dollars” refer to the legal currency of Australia;
●	“BRL” and “Brazilian reals” refer to the legal currency of Brazil;
●	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“COD” refers to commercial operation date;
●	“CSI”, “we”, “us”, “our company” and “our” refer to Canadian Solar Inc., a British Columbia, Canada corporation, its predecessor entities and its consolidated subsidiaries;
●	“C$” and “Canadian dollars” refer to the legal currency of Canada;
●	“EPC” refers to engineering, procurement and construction;
●	“EU” refers to the European Union;
●	“FIT” refers to feed-in tariff;
●	“GAAP” refers to generally accepted accounting principles;
●	“MSS” refers to module and system solutions;
●	“O&M services” refers to operation and maintenance services;
●	“PPA” refers to power purchase agreement;
●	“PV” refers to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“U.S.” refers to the United States of America;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“shares” and “common shares” refer to common shares, with no par value, of Canadian Solar Inc.;
●	“THB” and “Thai Bhat” refer to the legal currency of Thailand;
●	“W”, “kW”, “MW” and “GW” refer to watts, kilowatts, megawatts and gigawatts, respectively;
●	“$”, “US$” and “U.S. dollars” refer to the legal currency of U.S.;
●	“€” and “Euros” refer to the legal currency of the Economic and Monetary Union of the European Union;
●	“£”, “GBP” and “British pounds” refer to the legal currency of the United Kingdom;
●	“¥”, “JPY” and “Japanese yen” refer to the legal currency of Japan; and
●	“ZAR” and “South African rand” refer to the legal currency of South Africa.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 and as of December 31, 2019 and 2020.

We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht, Brazilian reals and South African rand per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York to translate Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht, Brazilian reals and South African rand to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report. Unless otherwise stated, the translation of Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht, Brazilian reals and South African rand into U.S. dollars was made by the noon buying rate in effect on December 31, 2020, which was RMB6.5250 to $1.00, €0.8177 to $1.00, £0.7320 to $1.00, ¥103.1900 to $1.00, C$1.2753 to $1.00, AUD1.2972 to $1.00, THB30.0200 to $1.00, BRL5.1935 to $1.00 and ZAR14.6500 to $1.00. We make no representation that the Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht, Brazilian reals, South African rand or U.S. dollars amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai Baht, Brazilian reals South African rand or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding the worldwide demand for electricity and the market for solar power;
●	our beliefs regarding the importance of environmentally friendly power generation;
●	our beliefs regarding the value of and ability to monetize our portfolio of solar power projects;
●	our expectations regarding governmental support for solar power;
●	our beliefs regarding the rate at which solar power technologies will be adopted and the continued growth of the solar power industry;
●	our beliefs regarding the competitiveness of our solar power products and services;
●	our expectations with respect to increased revenue growth and improved profitability;
●	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;
●	our ability to continue developing our in-house solar component production capability and our expectations regarding the timing of the expansion of our internal production capacity;
●	our ability to secure adequate volumes of silicon, solar wafers and cells at competitive cost to support our solar module production;
●	our beliefs regarding the effects of environmental regulation;
●	our future business development, results of operations and financial condition;
●	competition from other manufacturers of solar power products and conventional energy suppliers;
●	our ability to successfully expand our range of products and services and to successfully execute plans for our energy business;
●	our ability to develop, build and sell solar power projects in Canada, the U.S., Japan, China, the EU, Brazil, Mexico, Argentina, Australia and elsewhere; and
●	our beliefs with respect to the outcome of the investigations and litigation to which we are a party.

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

PART I

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3  KEY INFORMATION

A    Selected Financial Data

Selected Consolidated Financial and Operating Data

The following selected statement of operations data for the years ended December 31, 2018, 2019 and 2020 and balance sheet data as of December 31, 2019 and 2020 have been derived from our consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial and operating data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.

Our selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 and our consolidated balance sheet data as of December 31, 2016, 2017 and 2018 were derived from our consolidated financial statements that are not included in this annual report.

All of our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods.

In July 2020, we reached a strategic decision to pursue a listing of our subsidiary, CSI Solar Co., Ltd., in China. As a result, beginning from the fourth quarter of 2020, we report our financial performance, including revenue, gross profit and income from operations, based on the following two reportable business segments:

●	CSI Solar Segment, which includes solar modules, solar system kits, battery energy storage solutions, China energy (including solar projects, EPC services and electricity revenue in China), and other materials, components and services (including EPC); and
●	Global Energy Segment, which includes global solar and energy storage power projects (excluding China), O&M and asset management services, global electricity revenue (excluding China), as well as other development services.

The prior period segment information has been recast to conform to the current period’s presentation. Refer to “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Segment Reporting” for further details.

	For the years ended, or as of, December 31,
	2016	2017	2018	2019	2020

	(In thousands of $, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	2,853,078	3,390,393	3,744,512	3,200,583	3,476,495
Income from operations	93,164	269,345	364,657	258,879	220,430
Net income	65,275	102,983	242,431	166,555	147,246
Net income attributable to Canadian Solar Inc.	65,249	99,572	237,070	171,585	146,703
Earnings per share, basic	1.13	1.71	4.02	2.88	2.46
Shares used in computation, basic	57,524,349	58,167,004	58,914,540	59,633,855	59,575,898
Earnings per share, diluted	1.12	1.69	3.88	2.83	2.38
Shares used in computation, diluted	58,059,063	61,548,158	62,291,670	60,777,696	62,306,819
Other financial data:
Gross margin	14.6%	18.8%	20.7%	22.4%	19.8%
Operating margin	3.3%	7.9%	9.7%	8.1%	6.3%
Net margin	2.3%	3.0%	6.5%	5.2%	4.2%
Selected operating data:
Solar power products sold (in MW)
—CSI Solar segment(1)	4,948	6,543	5,987	7,940	10,311
—Global Energy segment(2)	256	350	830	475	601
Total	5,204	6,893	6,817	8,415	10,912
Average selling price (in $ per watt)
—Solar module	0.51	0.40	0.34	0.29	0.25
Balance Sheet Data:
Net current assets (liabilities)	69,697	(22,709)	125,964	160,939	597,467
Total assets	5,406,606	5,889,627	4,892,658	5,467,207	6,536,854
Net assets	899,390	1,059,775	1,272,845	1,425,058	1,892,785
Long-term borrowings	493,455	404,341	393,614	619,477	446,090
Convertible notes	125,569	126,476	127,428	—	223,214
Common shares	701,283	702,162	702,931	703,806	687,033
Number of shares outstanding	57,830,149	58,496,685	59,180,624	59,371,684 (3)	59,820,384
(1)	Numbers are calculated after inter-segment elimination and represent solar power products sold to third parties.
(2)	Numbers are calculated after inter-segment elimination.
(3)	Excludes 609,516 common shares held as treasury stock as of December 31, 2019.

B    Capitalization and Indebtedness

Not applicable.

C    Reasons for the Offer and Use of Proceeds

Not applicable.

D    Risk Factors

Risks Related to Our Company and Our Industry

We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power products and services may decline, which may reduce our revenues and earnings.

Our business is affected by conditions in the solar power market and industry. We believe that the solar power market and industry may from time to time experience oversupply. When this occurs, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, may be adversely affected. Our shipments of solar modules increased moderately in 2019 compared to 2018, and further increased in 2020. The average selling prices for our solar modules declined from the previous year in each of 2018, 2019 and 2020. Over the past several quarters, oversupply conditions across the value chain and foreign trade disputes have affected industry-wide demand and put pressure on average selling prices, resulting in lower revenue for many industry participants. If the supply of solar modules grows faster than demand, and if governments continue to reduce financial support for the solar industry and impose trade barriers for solar power products, demand and the average selling price for our products could be materially and adversely affected.

The solar power market is still at a relatively early stage of development and future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our targeted markets, including Europe, the U.S., Japan, China and Brazil may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

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

The operating results of our Global Energy segment and our China energy business within CSI Solar segment (collectively our “energy business”), and the mix of revenues from our CSI Solar and Global Energy segments may be subject to significant fluctuation due to a number of factors, including the unpredictability of the timing of the development and sale of our solar power projects and our inability to find third party buyers for our solar power projects in a timely manner, on favorable terms and conditions, or at all.

Our Global Energy segment develops, sells and/or operates and maintains solar power projects primarily in the U.S., Japan, Argentina, Mexico, the EU, Canada, Brazil and Australia. Our CSI Solar segment develops, sells and/or operates and maintains solar power projects in China. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. After completing their development, we either sell our solar power projects to third party buyers, or operate them under PPAs or other contractual arrangements with utility companies or grid operators. Revenues from our Global Energy segment decreased by $708.5 million, or 49.6%, to $718.7 million for the year ended December 31, 2019, and then increased by $7.5 million, or 1%, to $726.2 million for the year ended December 31, 2020. We intend to monetize the majority of our current portfolio of solar power projects in operation with an estimated resale value of approximately $620 million as of January 31, 2021. We also intend to monetize certain of our projects before they reach COD. However, there is no assurance whether or when we will be able to realize their estimated resale value.

The operating results of our energy business may be subject to significant period-over-period fluctuations for a variety of reasons, including but not limited to the unpredictability of the timing of the development and sale of our solar power projects, changes in market conditions after we have committed to projects, availability of project financing and changes in government regulations and policies, all of which may result in the cancellation of or delays in the development of projects, inability to monetize or delays in monetizing projects or changes in amounts realized on monetization of projects. If a project is canceled, abandoned or deemed unlikely to occur, we will charge all prior capital costs as an operating expense in the quarter in which such determination is made, which could materially adversely affect operating results.

Further, the mix of revenues from our CSI Solar and Global Energy segments can fluctuate dramatically from quarter to quarter, which may adversely affect our margins and financial results in any given period.

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

Our future success depends partly on our ability to expand the pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties.

Historically, our module and beyond-pure-module business (which includes sales of solar system kits, battery storage solutions, and other EPC, materials, components and services, and excludes China energy and electricity sale in China) have accounted for the majority of our net revenues. We have, in recent years, increased our investment in, and management attention on our energy business, which primarily consists of solar power project development and sale, operating solar power projects and sale of electricity.

While we plan to continue to monetize our current portfolio of solar power projects in operation, we also intend to grow our energy business by developing and selling or operating more solar projects, including those that we develop and those that we acquire from third-parties. As we do, we will be increasingly exposed to the risks associated with these activities. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our energy business, and our ability to expand our solar power project pipeline, include:

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

If we are unable to successfully expand our energy business, and, in particular, our solar power project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate cash flows.

Governments may revise, reduce or eliminate subsidies and economic incentives for solar energy, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeds retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards and other incentives. These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether, and it is likely that eventually subsidies for solar energy will be phased out completely. Over the past few years, the cost of solar energy has declined and the industry has become less dependent on government subsidies and economic incentives. However, governments in some of our largest markets have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the United States, Japan and the European Union, continue to provide incentives for investments in solar power that will directly benefit the solar industry. We believe that the near-term growth of the market still depends in large part on the availability and size of such government subsidies and economic incentives.

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

We have been, and may be in the future, subject to the imposition of antidumping and countervailing duty orders in one or more of the markets in which we sell our products. In the past, we were subject to the imposition of antidumping and countervailing duty orders in the U.S., the EU and Canada and have, as a result, been party to lengthy proceedings related thereto. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal and Administrative Proceedings.” The U.S., the EU and Canada are important markets for us. Ongoing proceedings relating to past, and the imposition of any new, antidumping and countervailing duty orders or safeguard measures in these markets may result in additional costs to us and/or our customers, which may materially and adversely affect our business, results of operations, financial conditions and future prospects.

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

Our energy business also includes operating solar power projects and selling electricity to the local or national grid or other power purchasers. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar power, technological advancements and the failure of our power generation facilities.

In order to facilitate greater opportunities in solar projects, we have recently began establishing investment funds for the purpose of pooling capital to develop, build and accumulate solar power projects. For example, in 2020 we established Japan Green Infrastructure Fund (the “Fund”), partnering with a business unit of Macquarie Group as a minority investor of the Fund. By creating these funds, we are subject to a variety of risks and regulations that substantially differ from the risks the rest of our businesses are subject to, such as the risk that the funds may not generate a sufficient rate of return to satisfy fund investors. If we are unable to consistently deliver quality returns, it may impact our ability to attract capital and continue holding the assets acquired by the funds. We may also suffer reputational damage if our funds do not perform in-line with investor expectations.

We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration and other clauses, all of which could materially and adversely affect our energy business, financial condition, results of operations and cash flows.

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

Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry has experienced an oversupply of high-purity silicon since the beginning of 2009. This has contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. The average selling price of our solar modules decreased from $0.51 per watt in 2016 to $0.40 per watt in 2017, $0.34 per watt in 2018, $0.29 per watt in 2019 and $0.25 per watt in 2020. Although we believe that there is a relative balance between capacity and demand at low prices due to industry consolidation, increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share. On the other hand, demand for solar products remains strong and may continue to increase, driven by various factors such as the efforts being made by major economies toward clean, renewable energy sources and decarbonization, which could result in increase in the costs of and difficulties in sourcing raw materials to support the increased production levels. As a result, we may not be able to keep up with fast growth in the demand for our solar products. Accordingly, due to fluctuations in the supply and price of solar power products throughout the value chain, we may not be able, on an ongoing basis, to procure silicon, wafers and cells at reasonable costs if any of the above risks materializes. If, on an ongoing basis, we are unable to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

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

In our module and beyond-pure-module business, we expect that our solar power products and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and customers, which could cause a significant reduction in demand for our solar power products.

In our energy business, we are subject to numerous national, regional and local laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of wholesale energy markets are currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

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

Because the markets in which we compete are highly competitive and evolving quickly, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy business, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

In our module and beyond-pure-module business, we face intense competition from a large number of competitors, including non-China-based companies such as First Solar, Inc., or First Solar, SunPower Corporation, or SunPower, and Maxeon Solar Technologies, Ltd, or Maxeon, and China-based companies such as LONGI Green Energy Technology Co. Ltd., or Longi, Trina Solar Limited, or Trina, JinkoSolar Holding Co., Limited, or Jinko, JA Solar Co., Limited, or JA Solar, and Hanwha Q Cells Co., Ltd., or Hanwha Q Cells. Some of our competitors are developing or are currently producing products based on new solar power technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. Some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

In our energy business, we compete in a more diversified and complicated landscape since the commercial and regulatory environments for solar power project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar power projects. Some of our competitors may have advantages over us in terms of greater experience or resources in the operation, financing, technical support and management of solar power projects, in any particular markets or in general.

We have a global footprint and develop solar power projects primarily in the U.S., Japan, China, the EU, Brazil, Mexico, Argentina and Australia. There is no guarantee that we can compete successfully in the markets in which we currently operate or the ones we plan to enter in the future. For example, in certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets.

We also provide EPC, O&M, System Solutions and Energy Storage (“SSES”) and asset management services, and face intense competition from other service providers in those markets.

Our business also includes electricity generation and sale, we believe that our primary competitors in the electricity generation markets in which we operate are the incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price, reliability of delivery and the ease with which customers can switch to electricity generated by our solar energy projects.

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

Our revenue sources have fluctuated significantly over recent years. For example, in 2008, 89.5% of our revenues were attributable to Europe, while only 4.6% and 5.9% were attributable to the Americas and to Asia and other regions, respectively. However, in 2018, Europe and other regions contributed 18.6% while the Americas contributed 39.4% and Asia contributed 42.0% of our revenues; in 2019, Europe and other regions contributed 24.4% while the Americas contributed 43.8% and Asia contributed 31.8% of our revenues; and in 2020, Europe and other regions contributed 18.3% while the Americas contributed 35.1% and Asia contributed 46.6% of our revenues. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions becomes more prominent. This may adversely influence our financial performance.

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

We intend to continue to extend our global reach and capture market share in various global markets. In doing so, we will be exposed to various risks, including political, regulatory, labor and tax risks. Any government policies that are unfavorable towards international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from expanding globally. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Many perceive globalization to be in retreat and protectionism on the rise, as evidenced by the United Kingdom’s departure from the EU and the decisions of the U.S. Government to, among other actions, impose Section 301 and other tariffs on goods imported from China and renegotiate certain trade arrangements, such as the North American Free Trade Agreement (replaced by the United States-Mexico-Canada Agreement). Tensions have continued to escalate in 2020, in areas ranging from trade, national security and national and regional politics and have resulted in contentious punitive or retaliatory measures being imposed on businesses and individuals. For instance, following the introduction of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the National Security Law, the U.S. Government concluded that Hong Kong’s autonomy had been undermined, and it implemented measures in response. The tensions surrounding the National Security Law and potential foreign sanctions in response to the National Security Law could negatively affect the economy in Hong Kong in general and our subsidiaries incorporated in Hong Kong, and in addition, could further deteriorate the relationship between United States and China. Sustained tensions between the United States and China could significantly undermine the stability of the global economy in general and the Chinese economy in particular. These recent events have also caused significant volatility in global equity and debt capital markets, which could trigger a severe contraction of liquidity in the global credit markets. If tensions increase among the U.S., China and/or other countries, there may be a material adverse effect on our international operations. Furthermore, we may need to make substantial investments in our overseas operations in order to attain longer-term sustainable returns. These investments could negatively impact our financial performance before sustainable profitability is recognized.

We face risks related to private securities litigation.

Our company and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013. The dismissal was subsequently affirmed by the circuit court in December 2013. A settlement of the lawsuit in Canada was achieved and approved by the Ontario Superior Court of Justice on October 30, 2020. The settlement is not an admission of liability or wrongdoing by the Company or any of the other defendants.

There is no guarantee that we will not become party to additional lawsuits. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. If we were to lose a lawsuit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

Our quarterly operating results may fluctuate from period to period.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

●	the average selling prices of our solar power products and services;
●	the timing of completion of construction of our solar power projects;
●	the timing and pricing of project sales;
●	changes in payments from power purchasers of solar power plants already in operation;
●	the rate and cost at which we are able to expand our internal production capacity;
●	the availability and cost of solar cells and wafers from our suppliers and toll manufacturers;
●	the availability and cost of raw materials, particularly high-purity silicon;
●	changes in government incentive programs and regulations, particularly in our key and target markets;
●	the unpredictable volume and timing of customer orders;
●	the loss of one or more key customers or the significant reduction or postponement of orders;
●	the availability and cost of external financing for on-grid and off-grid solar power applications;
●	acquisition, investment and offering costs;
●	the timing of successful completion of customer acceptance testing of our solar power projects;
●	geopolitical turmoil and natural disasters within any of the countries in which we operate;
●	foreign currency fluctuations, particularly in Renminbi, Euros, Japanese yen, Brazilian reals, Australian dollars and Canadian dollars;
●	our ability to establish and expand customer relationships;
●	changes in our manufacturing costs;
●	the timing of new products or technology introduced or announced by our competitors;
●	fluctuations in electricity rates due to changes in fossil fuel prices or other factors;
●	allowances for credit losses;
●	inventory write-downs;
●	impairment of property, plant and equipment;
●	impairment of project assets;
●	impairment of investments in affiliates;
●	depreciation charges relating to under-utilized assets;

●	construction progress of solar power projects and related revenue recognition; and
●	antidumping, countervailing and other duty costs and true-up charges

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

The majority of our sales in 2018, 2019 and 2020 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars and Canadian dollars. The majority of our costs and expenses in 2018, 2019 and 2020 were denominated in Renminbi and were primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, including aluminium and silver paste, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars and Japanese yen. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollars, Renminbi, Canadian dollars, Japanese yen, Euros, Brazilian reals, South African rand and Thailand Baht may result in foreign exchange gains or losses. We recorded net foreign exchange gain of $6.5 million and $10.4 million in 2018 and 2019, respectively, and net foreign exchange loss of $64.8 million in 2020.

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

Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollars using foreign currency forward or option contracts. In addition to the requirement to provide collateral when entering into hedging contracts, there are notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. We do not enter into these contracts for trading purposes or speculation, and we believe all these contracts are entered into as hedges of underlying transactions. Nonetheless, these contracts involve costs and risks of their own in the form of transaction costs, credit requirements and counterparty risk. Also, the effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and associated management judgment on exchange rate movement, and downside protection. We recorded losses on change in foreign currency derivatives of $18.4 million in 2018, $21.3 million in 2019, and a gain on change in foreign currency derivative of $51.2 million in 2020. These gains or losses on change in foreign currency derivatives are related to our hedging program. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

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

A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of tax laws (e.g., in connection with fundamental U.S. international tax reform); changes in U.S. GAAP; and expiration of or the inability to renew tax rulings or tax holiday incentives. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power products and services from some countries, such as the U.S., China and Japan, may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar power projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

Our operations are capital intensive. We rely on financing substantially from Chinese banks for our manufacturing operations. We cannot guarantee that we will continue to be able to extend existing or obtain new financing on commercially reasonable terms or at all. See “—Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations.” Also, even though we are a publicly-traded company and had successfully issuing convertible notes in the past, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

Many of our loan agreements include financial covenants and broad default provisions. The financial covenants primarily include interest and debt coverage ratios, debt to asset ratios, contingent liability ratios and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding loans. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other loan agreements. We cannot assure you that we will be able to remain in compliance with these covenants in the future. We may not be able to cure future violations or obtain waivers of non-compliance on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to funding risks, which may materially and adversely affect our operations.

We require significant cash flow and funding to support our operations. As a result, we rely on short-term borrowings to provide working capital for our daily operations. Since a significant portion of our borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. As of December 31, 2020, we had outstanding borrowings of $638.9 million with Chinese banks.

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

We may enter into long-term supply agreements with silicon and wafer suppliers with fixed price and quantity terms in order to secure a stable supply of raw materials to meet our production requirements. If, during the term of these agreements, the price of materials decreases significantly and we are unable to renegotiate favorable terms with our suppliers, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline. In addition, if demand for our solar power products decreases, yet our supply agreements require us to purchase more silicon wafers and solar cells than required to meet customer demand, we may incur costs associated with carrying excess inventory. To the extent that we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected. If our suppliers file lawsuits against us for early termination of these contracts, such events could be costly, may divert management’s attention and other resources away from our business, and could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

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

We purchase silicon raw materials, silicon wafers and solar cells, from a limited number of third-party material suppliers. In 2020, we purchased a significant portion of the silicon wafers and solar cells used in our solar modules from third parties. Our major silicon wafer suppliers in 2020 included Longi and Zhenjiang Rende New Energy Science Technology Co., Ltd. Our major suppliers of solar cells in 2020 included Aiko Solar Energy Co., Ltd (“Aiko Solar”) and Tongwei Solar Co., Ltd. These suppliers may not always be able to meet our quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price our products competitively. Supply may also be interrupted by accidents, disasters or other unforeseen events beyond our control. The failure of a supplier, for whatever reason, to supply silicon wafers, solar cells, silicon raw materials or other essential components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms, and could prevent us from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations, reduce our market share, harm our reputation and cause legal disputes with our customers.

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

Our annual solar cell, solar wafer and ingot production capacity was 9.6 GW, 6.3 GW and 2.1 GW, respectively, as of December 31, 2020. To remain competitive, we intend to expand our annual solar cell, wafer and ingot production capacity to meet expected growth in demand for our solar modules. In doing so, we may face significant product development challenges. Manufacturing solar cells, wafers and ingots is a complex process and we may not be able to produce a sufficient quality of these items to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases result in no yield or cause production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell, wafer and ingot production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. Any failure to successfully develop and maintain cost-effective manufacturing capability may have a material and adverse effect on our business and prospects. For example, we have in the past purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them from third parties. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

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

We sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies. Our top five customers by revenues collectively accounted for approximately 31.9%, 24.2% and 21.2% of our net revenues in 2018, 2019 and 2020, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, normally transmission grid operators, state and investor owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power plants, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our solar power plants should this become necessary. Additionally, these possible purchasers may have a role in connecting our projects to the grid to allow the flow of electricity. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates, or government policies or regulations to which they are subject and which compel them to source renewable energy supplies change, demand for electricity produced by our plants or the ability to connect to the grid could be negatively impacted. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment could reduce revenues to us from our PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under the PPAs, our revenues and our decisions regarding development of additional projects in the energy business may be adversely affected.

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

As of February 28, 2021, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 13,825,523 common shares, or 23.1% of our outstanding shares. As a result, Dr. Shawn Qu has substantial influence over our business, including decisions regarding mergers and acquisition, consolidations, the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

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

In early February 2020, the World Health Organization declared the outbreak of novel coronavirus, or COVID-19, a Public Health Emergency of International Concern. In an effort to limit the spread of the disease, the national Chinese authorities took various emergency measures, including extending the Lunar New Year holiday, implementing travel bans, closing factories and businesses, and placing quarantine restrictions on high-risk areas. These measures prevented many of our employees from going to work for several weeks during the first quarter of 2020, which adversely impacted our business operations during that time. While the majority of our employees have since resumed their normal working functions, any further outbreaks resulting in prolonged deviations from normal daily operations could further negatively impact our business. Due to the widespread nature and severity of COVID-19 as well as the measures taken to limit its spread, the Chinese economy has been adversely impacted in the first quarter of 2020 and beyond. Further, the spread of COVID-19 has caused severe disruptions in the EU and the U.S. and global economies and financial markets and could potentially create widespread business continuity issues of an as-yet unknown magnitude and duration. In addition, COVID-19 has severely impacted global supply chains, causing significant uncertainties and increases to shipping prices and timelines to those businesses that rely upon the global logistical infrastructure, such as ours. To the extent that COVID-19 or any health epidemic harms the Chinese and global economies in general, our results of operations could be adversely affected.

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

As we develop and bring to market new solar power products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of February 28, 2021, we had 1,982 patents and 734 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have 13 U.S. patents, including 2 design patent, and 6 European patents, including 5 design patents. We have registered the “Canadian Solar” trademark in the U.S., Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates, Hong Kong, Singapore, India, Argentina, Brazil, Peru and more than 20 other countries and we have applied for registration of the “Canadian Solar” trademark in a number of other countries. As of February 28, 2021, we had 89 registered trademarks and 15 trademark applications pending in the PRC, and 106 registered trademarks and 38 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

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

We are subject to the reporting obligations under U.S. securities laws. As required by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting. As of December 31, 2020, our management concluded that our internal control over financial reporting was effective However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our common shares.

We have reached a strategic decision to pursue an initial public offering of CSI Solar Co., Ltd., our module and systems business and principal China subsidiary, in China, which could be time-consuming and costly. Once CSI Solar Co., Ltd. is listed, the fluctuations in its share price could affect the price of our common shares, or vice versa.

We have reached a strategic decision to pursue and are in the process of preparing for an initial public offering of CSI Solar Co., Ltd., our module and systems business and principal China subsidiary, in China. The process of listing a company on the public exchanges in the PRC can be time-consuming and expensive, potentially requiring significant time, resources and focus from our management team. Due to the complexity of conducting an initial public offering in the PRC, including the factors that are beyond our control, we cannot assure you that we would be able to complete the offering in accordance with our anticipated timeline, or at all.

Once CSI Solar Co., Ltd. is listed in China, it will be subject to the listing and securities law regime of the PRC, and will result in increased legal, accounting and other compliance expenses that it did not incur as a private company. Furthermore, the stock exchange in China and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases, including different levels of retail and institutional participation. As a result of these differences and given the fact that CSI Solar Co., Ltd. will remain one of our significant subsidiaries, fluctuations in the price of the shares of CSI Solar Co., Ltd. due to circumstances peculiar to the PRC capital markets or otherwise could materially and adversely affect the price of our common shares, or vice versa.

The audit report included in our annual report on Form 20-F was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because we have substantial operations within the PRC and our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB in relation to the audit of and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. However, it remains unclear what further actions the SEC and PCAOB will take and the impact of those actions on Chinese companies listed in the United States.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws, in particular the laws of China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the president of the United States signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021.

In August 2020, the President’s Working Group on Financial Markets, or the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies. The PWG recommends that the SEC take steps to implement the recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions, or NCJs, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate the PWG recommends enhanced listing standards on U.S. securities exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The other recommendations in the report include, among other things, requiring enhanced and prominent issuer disclosures of the risks of investing in certain NCJs such as China. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. Under the PWG recommendations, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Stock Market, deregistration from the SEC, and other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted.

Enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Accordingly, you are deprived of the benefits of such regulatory actions on our accounting firm and our subsidiaries in the PRC. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law amended in 2019, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection or other similar activities within the PRC territory. No entity or individual may provide documents or information related to securities business activities to overseas entities without prior consent of the competent PRC securities regulatory authority. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

Risks Related to Doing Business in China

The enforcement of the labor contract law and increases in labor costs in the PRC may adversely affect our business and our profitability.

The Labor Contract Law came into effect on January 1, 2008, and was later revised on December 28, 2012; the Implementation Rules was promulgated and became effective on September 18, 2008. The Labor Contract Law and the Implementation Rules imposed stringent requirements on employers with regard to executing written employment contracts, hiring temporary employees, dismissing employees, consultation with the labor union and employee assembly, compensation upon termination and overtime work, collective bargaining and labor dispatch business. In addition, under the Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and their Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served for more than one year with an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service, subject to certain exceptions. Employees who waive such vacation time at the request of the employer must be compensated for each vacation day waived at a rate equal to three times their normal daily salary, subject to certain exceptions. According to the Interim Provisions on Labor Dispatching, which came into effect on March 1, 2014, the number of dispatched workers used by an employer shall not exceed 10% of its total number of workers. In addition, according to the PRC Social Insurance Law promulgated in October 2010 and revised in 2018, effective as of December 29, 2018, employees shall participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers shall, together with their employees or separately, pay for the social insurance premiums for such employees.

Furthermore, as the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed fully in compliance, which may cause us to face labor disputes or governmental investigation.

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

Certain of our PRC subsidiaries, such as CSI New Energy Holding Co., Ltd., or CSI New Energy Holding, Canadian Solar Manufacturing (Luoyang) Inc., or CSI Luoyang Manufacturing, were once HNTEs and enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2020, only Suzhou Sanysolar Materials Technology, CSI Cells, Canadian Solar Manufacturing (Changshu), Changshu Tegu New Material Technology, CSI New Energy Development (Suzhou) (formerly known as Suzhou Gaochuangte New Energy Development), Canadian Solar Sunenergy (Suzhou) Co., Ltd. (merged with CSI Cells in 2020) and Changshu Tlian were HNTEs and enjoyed preferential enterprise income tax rates.

There are significant uncertainties regarding our tax liabilities with respect to our income under the EIT Law.

We are a Canadian company with a substantial portion of our manufacturing operations in China. Under the EIT Law and its implementation regulations, enterprises established outside China whose “de facto management body” is located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Under the implementation regulations, the term “de facto management body” is defined as substantial and overall management and control over aspects such as the production and business, personnel, accounts and properties of an enterprise. The Circular on Certain Issues Relating to the Identification of China-controlled Overseas-registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, effective as of January 1, 2008, further provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (a) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (b) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC and (d) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises. It is unclear under PRC tax law whether we have a “de facto management body” located in China for PRC tax purposes. As of the date of this annual report on Form 20-F, we have not been notified or informed by the PRC tax authorities that we are considered a PRC resident enterprise for the purpose of EIT Law. However, as the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities. Therefore, there is a risk that we and certain of our non-PRC subsidiaries may be treated as tax resident in the PRC.

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

Currently there are no detailed rules applicable to us that govern the procedures and specific criteria for determining the meaning of being “domiciled” in the PRC. As a result, it is not clear how the concept of domicile will be interpreted under the EIT Law. Domicile may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. As a result, if we are considered a PRC “resident enterprise” for tax purposes, it is possible that the dividends we pay with respect to our common shares to non-PRC enterprises, or the gain non-PRC enterprises may realize from the transfer of our common shares or our convertible notes, would be treated as income derived from sources within China and be subject to the PRC tax at a rate of 10% (which in the case of dividends will be withheld at source).

Under the Law of the People’s Republic of China on Individual Income Tax, or the IIT Law, individual income tax is payable on PRC-source dividend income. The implementation regulations of the IIT Law provide that income from dividends derived from companies, enterprises and other economic organizations in China as well as income realized from transfer of properties in China is considered derived from sources inside China, regardless of whether the place of payment was inside China. Therefore, if we are treated as a PRC tax resident enterprise for purposes of the IIT Law, any dividends we pay to our non-PRC individual shareholders as well as any gains realized by our non-PRC individual shareholders or our non-PRC individual note holders from the transfer of our common shares or our convertible notes may be regarded as PRC-sourced income and, consequently, be subject to PRC tax at a rate of up to 20% (which in the case of dividends will be withheld at source).

Such PRC taxes may be reduced by an applicable tax treaty, but it is unclear whether in practice our non-PRC noteholders and shareholders would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, the approval of or the record-filing with, certain government authorities, including the Ministry of Commerce or its local counterparts, is required. If our PRC subsidiaries obtain foreign debt through medium and long-term loan or through issuance of bonds, foreign debt approval may also be required to be obtained from the National Development and Reform Commission of PRC, or the NDRC. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.

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

On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020 and replaced implementation rules and ancillary regulations of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law. The 2019 PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation. The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” and obtain relevant approval to be issued by or approved to be issued by the State Council from time to time. An FIE would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the solar power industry, in which our subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future, although it is not subject to the foreign investment restrictions set forth in the currently effective 2020 Negative List. There are uncertainties as to how the 2019 PRC Foreign Investment Law and the Implementation Rules would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the 2019 PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

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

The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on Nasdaq, until December 31, 2020, the market price of our common shares ranged from $1.95 to $56.42 per share. From January 1, 2020 to December 31, 2020, the market price of our common shares ranged from $12.00 to $56.42 per share. The closing market price of our common shares on December 31, 2020 was $51.24 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

●	announcements of technological or competitive developments;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	actual, projected or anticipated fluctuations in our quarterly operating results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other solar power companies;
●	the departure of executive officers and key research personnel;
●	patent litigation and other intellectual property disputes;
●	litigation and other disputes with our long-term suppliers;
●	fluctuations in the exchange rates between the U.S. dollars, Euros, Japanese yen, Canadian dollars, Renminbi, Brazilian reals and Thailand Bhat;
●	the release or expiration of lock-up or other transfer restrictions on our outstanding common shares;
●	sales or anticipated sales of additional common shares; and
●	share repurchase program.

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

Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2020, we had 59,820,384 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our common shares become entitled to the underlying shares under the terms of their units or options. In the past, in connection with debt financing, we have issued warrants and convertible notes, and may issue additional warrants to purchase our common shares and convertible notes that can be converted to our common shares. To the extent these warrants and conversion features are exercised, and the common shares sold into the market, the market price of our common shares could decline.

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

Our articles contain certain provisions that could adversely affect the rights of holders of our common shares.

The following provisions in our articles may deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by delaying or preventing a change of control of our company:

●	Our board of directors has the authority, without approval from the shareholders, to issue an unlimited number of preferred shares in one or more series. Subject to the BCBCA, our board of directors may, if none of the shares of that particular series are issued, establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.
●	In accordance with the provisions of the BCBCA, our articles provide that the number of directors on our board of directors is set at the greater of three directors and such number of directors equal to the number of directors most recently elected by ordinary resolution at a meeting of shareholders. However, our articles also provide that between annual meetings of shareholders, our board of directors may appoint one or more additional directors, subject to the limitation that the total number of directors so appointed may not exceed one-third of the number of the corporation’s first directors or the number of directors elected at the previous annual meeting of shareholders. Any director so appointed ceases to hold office immediately before the election of directors at the next annual meeting of shareholders but is eligible for re-election or re-appointment.

You may have difficulty enforcing judgments obtained against us.

We are a corporation organized under the laws of British Columbia, Canada and a substantial portion of our assets are located outside of the U.S. A substantial portion of our current business operations is conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the U.S. and a substantial portion of the assets of these persons are located outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of Canada or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In addition, it is uncertain whether such Canadian or PRC courts would be competent to hear original actions brought in Canada or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. Where our group includes one or more United States subsidiaries that are corporations for United States federal income tax purposes, in certain circumstances we could be treated as a CFC and certain of our non-United States subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC).

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, whether or not we make any distributions. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporation that is a United States shareholder. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we are or any of our non-United States subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries, or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisor regarding the potential application of these rules in its particular circumstances.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (a) at least 75% of our gross income for such year is passive income or (b) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our income or assets may cause us to be more likely to be a PFIC. The determination of whether we are a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of our common shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and cash generated from our operations. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current taxable year or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation”) holds our common shares, certain adverse United States federal income tax consequences would generally apply to such United States Holder. See “Item 10. Additional Information—E. Taxation-United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4  INFORMATION ON THE COMPANY

A    History and Development of the Company

Our legal and commercial name is Canadian Solar Inc. We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, effective June 1, 2006. In July 2020, we filed articles of continuance to change our jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. As a result, we are governed by the British Columbia Business Corporation Act, or the BCBCA, and our affairs are governed by our notice of articles and our articles. See “—C. Organizational Structure” for additional information on our corporate structure, including a list of our major subsidiaries.

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

B    Business Overview

Overview

We are one of the world’s largest solar power companies and a leading vertically-integrated provider of solar power products, services and system solutions with operations in North America, South America, Europe, South Africa, the Middle East, Australia and Asia.

We design, develop and manufacture solar ingots, wafers, cells, modules and other solar power products. Our solar power products include standard solar modules and specialty solar products. We are incorporated in Canada and conduct most of our manufacturing operations in China and Southeast Asia. Our products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. Specialty solar products consist of customized solar modules that our customers incorporate into their own products and complete specialty products, such as portable solar home systems. We sell our products primarily under our “Canadian Solar” brand name.

In recent years, we have increased our investment in, and management attention on our energy business. Our Global Energy segment primarily comprises solar power project development and sale, solar power projects operation and sales of electricity globally outside of China, and our CSI Solar segment comprises solar power project development and sale, solar power projects operation, and sale of electricity in China. While we plan to continue to monetize our current portfolio of solar power projects in operation, we also intend to grow our energy business by building up our project pipeline. In March 2015, we acquired Recurrent Energy, LLC, or Recurrent, a leading solar energy developer with solar power projects located principally in California and Texas, and thereby significantly increased our solar project pipeline. As of January 31, 2021, our project backlog (formerly called late-stage, utility-scale, solar project pipeline), which refers to projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years, totaled approximately 3.8 gigawatt peak, or GWp, with 728 megawatt peak, or MWp, in North America, 2,229 MWp in Latin America, 312 MWp in Asia Pacific excluding China, 429 MWp in EMEA, and 125 MWp in China. The Cliff Risk Date depends on the country where a project is located and is defined as the date on which the project passes the last of the high-risk development stages (usually receipt of all required environmental approvals, interconnection agreements, FITs and PPAs. As of January 31, 2021, our project pipeline (formerly called our early-to-mid-stage, utility-scale, solar project pipeline) totaled 14.8 GW. In addition to our project backlog and project pipeline, as of January 31, 2021, we had 1,563 MWp of solar projects in construction; and a portfolio of solar power projects in operation totaling 493 MWp with an estimated resale value of approximately $620 million. As of January 31, 2021, our battery storage project pipeline totaled 6.5 GWh, 1,388 MWh of backlog, 913 MWh in construction, and 3 MWh in operation. As of January 31, 2021, our battery storage solutions pipeline totaled 3.6 GWh, 1,400 MWh in high probability forecast, and 861 MWh contracted or in construction. Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted. See “—Sales, Marketing and Customers-Global Energy Segment-Solar Project Development and Sale” and “-Sales, Marketing and Customers-Global Energy Segment-Operating Solar Power Projects and Sales of Electricity” for a description of the status of our solar power projects in operation.

We believe that we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power output to high efficiency, high-power output multi-crystalline and mono-crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including the U.S., Japan, China, Vietnam, Brazil, Spain, Australia, Germany, Mexico, Canada and the Netherlands. Our customers are primarily distributors, system integrators, project developers and installers/EPC companies.

We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of both cells and wafers. We believe this approach has benefited us by lowering the cost of materials of our solar module products. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases.

As of December 31, 2020, we had:

●	16.1 GW of total annual solar module manufacturing capacity, approximately 12.5 GW of which is located in China, 3.6 GW in Southeast Asia and the rest in other regions;

●	9.6 GW of total annual solar cell manufacturing capacity, approximately 3.2 GW of which is located in Southeast Asia and the rest in China;
●	6.3 GW of total annual wafer manufacturing capacity located in China; and
●	2.1 GW of total annual ingot manufacturing capacity located in China.

We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plants and to use substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use some of the solar modules we produce in our energy projects. Our solar module manufacturing costs in China, including purchased polysilicon, wafers and cells, decreased from 20.4 cents per watt in December 2018 to 18.8 cents per watt in December 2019, and increased to 21.9 cents per watt in December 2020. Despite the recent increase, we expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules in the long run.

We intend to continue to focus on reducing our manufacturing costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs.

Our Products and Services

Our business consists of the following two business segments: CSI Solar segment and Global Energy segment. Our CSI Solar Segment involves the design, development, manufacturing and sale of a wide range of solar power products, including solar modules, solar system kits, battery energy storage solutions, China energy (including solar projects, EPC services and electricity revenue in China), and other materials, components and services (including EPC). Our Global Energy Segment primarily consists of global solar and energy storage power projects (excluding China), O&M and asset management services, global electricity revenue (excluding China), as well as other development services.

Products Offered in Our CSI Solar Segment

Standard Solar Modules

Our standard solar modules are arrays of interconnected solar cells in weatherproof encapsulation. We produce a wide variety of standard solar modules, ranging from 3W to over 665W in power and using mono-crystalline or multi-crystalline cells in several different design patterns, including shingled cells. We introduced the industry’s first module product using 166mm wafers, in comparison with the conventional 156.75mm wafers. We also first introduced the highest power 665W module using 210mm wafers in mass production. Our mainstream solar modules include CS7N (132 half-cells, 210mm wafer), CS7L (120 half-cells, 210mm wafer), CS6W (144 half-cells, 182mm wafer), CS3Y (156 half-cells, 166mm wafer), CS3W (144 half-cells, 166mm wafer), CS3N (132 half-cells, 166mm wafer), CS3L (120 half-cells, 166mm wafer), BiHiKu7 (bifacial module, 210mm wafer), BiHiKu6 (bifacial module, 182mm wafer), BiHiKu5 (bifacial module, 166mm wafer), BiHiKu (bifacial module, 166mm wafer), and HiDM CS1Y all-black modules. The mainstream modules are designed for residential, commercial and utility applications. The small modules are for specialty applications.

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

In 2017, we launched the Ku module series which results in an improvement in failure redundancy with innovative cell matrix interconnection technology. The module power output is enhanced by up to 10 Watt per module while reducing the module working temperature. We developed P4 cell technology, which is multi-crystalline PERC technology. The combination of P4 cell and Ku module technologies enable us to offer customer higher wattage and more reliable multi crystalline module products. We also launched and shipped HDM (High Density Module) product to some markets this year. The HDM offers high wattage, high module efficiency and pleasant aesthetics for residential applications.

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

In 2020, we continued to launch high power modules using bigger wafers. In July 2020, we introduced CS3Y (156 half-cells, 166mm wafer) module to the market. The power wattage of the HiKu series modules is further enhanced to 490W to accommodate the needs of our customers. Several new technologies were first used in this new module and were further used in the HiKu6 and HiKu7 modules launched later. Smaller gap between cells brings the blank area down by 70% on the module surface, and helps to increase the module efficiency by 0.3%. HTR (Hetero ribbon) and flexible welding process further facilitates the smart interconnection without causing additional microcracks, especially on bigger modules. In November 2020, we began mass production of CS6W (144 half-cells, 182mm wafer) module. The module power of CS6W is up to 550W. HiKu7, the power module with the highest power output, was then brought to market in December 2020, including HiKu7L (120 half-cells, 210mm wafer), and HiKu7N (132 half-cells, 210mm wafer). The module power of HiKu7L reaches 595W while HiKu7N reaches 665W, the highest power output in the market. 210mm wafer based modules HiKu7 will be our standard offering in the coming years. For the residential market, we brought HiDM-all black modules and HiKu3L-all black module with appealing aesthetics to our customers. We also introduced HiKu-Lite module with less weight for loading-limited installation locations. We are among the first few companies to supply light weight modules in Japan.

Our standard solar modules are designed to endure harsh weather conditions and to be transported and installed easily. We sell our standard solar modules primarily under our brand name.

Energy Solution Products

Our non-module, energy solution products are mainly solar inverters and energy storage systems for utility, commercial, residential and specialty product applications.

Our solar string inverters are grid-tied, converting direct current electricity from our solar modules. Our inverter products cover typical power ranges from 1.5kW to 125kW power levels and are certified and available broadly in many regions globally.

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

Solar System Kits

A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010. In 2020,we sold them primarily to customers in Japan and China.

EPC Services

We started to provide EPC services in 2018, covering China.

Battery Storage Solutions

Our battery storage solutions team focuses on delivering bankable, end-to-end, integrated battery storage solutions for utility scale, commercial and industrial, as well as residential applications. These systems solutions will be complemented with long-term service agreements, including future battery capacity augmentation services. See “—Sales, Marketing and Customers- CSI Solar Segment—Battery Storage Solutions” for a description of the status of our battery storage solutions in China.

China Solar Project Development and Sale

We develop, build and sell solar power projects in China. We have a team of experts who specialize in project development, evaluations, system designs, engineering, managing, project coordination and organizing financing. Our project sales team actively identifies and pursues suitable buyers for our solar power projects. See “—Sales, Marketing and Customers- CSI Solar Segment—Solar Project Development and Sale” for a description of the status of our solar power projects in China.

Operating China Solar Power Plants and Sales of Electricity

We operate certain of our solar plants in China and generate income from the sale of electricity. Although most of our solar power projects are developed for sale, we may operate them for a period of time before they are sold. As of January 31, 2021, we had a fleet of solar power plants in operation with an aggregate capacity of approximately 257 MWp.

Products and Services Offered in Our Global Energy Segment

Solar Project Development and Sale

We develop, build and sell solar power projects. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. Our global solar power project business develops projects primarily in U.S., Japan, the EU, Brazil, Mexico and Australia. We have a team of experts who specialize in project development, evaluations, system designs, engineering, managing, project coordination and organizing financing. Our project sales team actively identifies and pursues suitable buyers for our solar power projects. See “—Sales, Marketing and Customers- Global Energy Segment—Solar Project Development and Sale” for a description of the status of our solar power projects.

Operating Solar Power Plants and Sales of Electricity

We operate certain of our solar plants and generate income from the sale of electricity. Although most of our solar power projects are developed for sale, we may operate them for a period of time before they are sold. We have been optimizing our operating model to increasingly retaining minority ownership interest in our own projects. As of January 31, 2021, we had a fleet of solar power plants in operation with an aggregate capacity of approximately 236 MWp.

O&M Services

In 2020, we provided O&M services primarily in North America, Japan, Australia and United Kingdom. O&M services include inspections, repair and replacement of plant equipment and site management and administrative support services for solar power projects in operation.

Asset Management Services

In 2020, we provided asset management services primarily in the North America and Japan.

Battery Storage Solutions

Our energy storage project development is now fully integrated within the main solar development teams. Given the segment’s large and growing pipeline, it is uniquely positioned to capture utility-scale energy storage projects, both co-located with solar PV as well as stand-alone opportunities. See “—Sales, Marketing and Customers- Global Energy Segment—Battery Storage Solutions” for a description of the status of our battery storage solutions.

Fund Formation

We have recently began establishing investment funds for the purpose of pooling capital to develop, build and accumulate solar power projects. For example, in 2020 we established Japan Green Infrastructure Fund (the “Fund”), partnering with a business unit of Macquarie Group as a minority investor of the Fund to raise JPY22 billion ($213.2 million) of committed capital that will be used to develop, build and accumulate new solar projects in Japan. Once the projects are acquired, we contract with the fund to provide asset management services.

Supply Chain Management

CSI Solar Segment

Our CSI Solar segment depends on our ability to obtain a stable and cost-effective supply of polysilicon, solar ingots, wafers and cells. Our silicon wafer agreements set forth price and quantity information, delivery terms and technical specifications. While these agreements usually set forth specific price terms, most of them also include mechanisms to adjust the prices, either upwards or downwards, based on market conditions. Over the years, we have entered into a number of long-term supply agreements with various silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. In 2020, we purchased a significant portion of the silicon wafers used in our solar modules from third parties. Our largest silicon wafer supplier was Longi, which we have silicon wafer purchase agreement with through 2022. We plan to continue to diversify our external wafer and polysilicon suppliers.

We purchase solar cells from a number of international and local suppliers primarily in China, in addition to manufacturing our own solar cells and having toll manufacturing arrangements with our solar cell suppliers. Our solar cell agreements set forth price and quantity information, delivery terms and technical specifications. These agreements generally provide for a period of time during which we can inspect the product and request the seller to make replacements for damaged goods. We generally require the seller to bear the costs and risks of transporting solar cells until they have been delivered to the location specified in the agreement. In 2020, our largest supplier of solar cells was Aiko Solar. As we expand our business, we expect to increase our solar cell manufacturing capacity and diversify our solar cell supply channel to ensure we have the flexibility to adapt to future changes in the supply of, and demand for, solar cells.

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

Our CSI Solar segment also supplies part of the solar modules used in its own solar power projects development in China.

Global Energy Segment

Our CSI Solar segment supplies part of the solar modules used in our Global Energy segment.

Manufacturing, Construction and Operation

CSI Solar Segment

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

For solar power projects development in China, we generally construct solar projects through CSI New Energy Development (Suzhou) Co., Ltd. (formerly known as Suzhou Gaochuangte New Energy Development Co., Ltd.), a subsidiary of CSI Solar Co., Ltd. See “-Global Energy segment” below for stages of our solar power projects development process.

Global Energy Segment

We develop, construct, maintain, sell and/or operate solar power and energy storage projects primarily in U.S., Japan, Argentina, Mexico, the EU, Canada, Brazil and Australia. We engage in all aspects of the development and operation of solar power and energy storage projects, including project selection, design, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. For the solar power and energy storage projects that we develop, we have the option of either using our own engineering and operation teams or hiring third-party contractors to build and operate the projects prior to sale.

Our solar power and energy storage projects development process primarily consists of the following stages:

●	Market due diligence and project selection. We search for project opportunities globally with the goal of maintaining a robust and geographically diversified project portfolio. Our business team closely monitors the global solar power and energy storage projects market and gathers market intelligence to identify project development opportunities. Our development team prepares market analysis reports, financial models and feasibility studies to guide us in evaluating and selecting solar power and energy storage projects. As we consider undertaking new solar power and energy storage projects, we weigh a number of factors including location, local policies and regulatory environment, financing costs and potential internal rate of returns.
●	Project financing. We typically include project financing plans in our financial models and feasibility studies. We finance our projects through our working capital and debt financing from local banks or international financing sources that require us to pledge project assets.
●	Permitting and approval. We either obtain the permits and approvals necessary for solar projects ourselves or we acquire projects that have already received the necessary permits and approvals. The permitting and approval process for solar power and energy storage projects varies from country to country and often from region to region within a country.
●	Project design, engineering, procurement and construction. Our engineering team generally designs solar power and energy storage projects to optimize performance while minimizing construction and operational costs and risks. The engineering design process includes the site layout and electrical design as well choosing the appropriate technology, in particular module and inverter types. We use solar modules produced by us and by third-party manufacturers, and procure inverters and other equipment from third-party suppliers.

Currently, we operate and maintain solar power plants primarily in Japan, Argentina and Australia. We enter into grid-connection agreements and/or PPAs with the local grid companies. After a project is connected to the grid, we regularly inspect, monitor and manage the project site with the intention to maximize the utilization rate, rate of power generation and system life of the project.

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

Sales, Marketing and Customers

The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations for the periods indicated:

	Years Ended December 31,
	2018		2019		2020
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%

	(In thousands of $, except for percentages)
Asia	1,571,287	42.0	1,018,083	31.8	1,620,840	46.6
Americas	1,474,657	39.4	1,402,041	43.8	1,221,105	35.1
Europe and others	698,568	18.6	780,459	24.4	634,550	18.3
Total	3,744,512	100.0	3,200,583	100.0	3,476,495	100.0

CSI Solar Segment

Our primary customers are distributors, system integrators, project developers and installers/EPC companies. A small number of customers have historically accounted for a significant portion of our net revenues. In 2018, 2019 and 2020, the top five customers of the CSI Solar segment by net revenues collectively accounted for approximately 12.9%, 15.8% and 15.8%, respectively, of our total net revenues. Sales to our largest customer in those years accounted for 5.2%, 6.6% and 3.9%, respectively, of our total net revenues.

We market and sell solar modules worldwide for residential, commercial and utility-scale solar energy projects and solutions. We primarily sell our products to distributors and large-scale installers through our own, home-grown sales teams, who operate throughout Europe, the Americas, the Middle East and the Asia-Pacific regions.

Our marketing activities include brand sponsorship, social media discussions and digital marketing. Our teams also develop channel marketing programs to support our customers in their marketing of our business and products, in addition to providing to them various services such as product training, new product briefing, and sales training. Furthermore, our marketing team focuses heavily on public relations and crisis management to safeguard our public image. By working closely with our sales teams and other leading solar research companies, our marketing team provides up-to-date market information on a constant basis, supporting the efforts of our sales team. Our marketing staff is located throughout the Americas, China, Europe, India, Japan, Australia, South Africa and Korea.

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

As we expand our manufacturing capacity and enhance our brand name with our system solutions offering, we continue to develop new customer relationships in a wider range of geographic markets to further decrease single market dependency. Since 2013, we significantly increased our total number of buying customers and achieved leading market share in Canada, Japan and Brazil, which we maintained in the following years. Given our growing product and solutions offering, we became one of the leading turnkey PV-system providers in Australia in 2018 and 2019 as well as becoming a key system kits/packages and turnkey system provider in Brazil since 2018. In the U.S., we have been recognized as a top 10 system/inverter supplier since 2019. In general, we are continuously growing our direct sales channel and our global customer base to sell modules and other solar system components directly to EPC, developer as well as contractor/installer, to lower customer concentration and to reduce payment risks and demand fluctuation risks. In parallel, we are further growing and managing different solar application channels such as large utility-scale ground mounted systems, large and medium sized ground-mounted systems as well as roof-top systems ranging from small residential application to commercial and industrial roof-top systems. We are also adding storage based solar system applications and are growing our market position for this offering.

Solar System Kits

In 2010, we commenced the sale of solar system kits. A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2020, we sold approximately 474 MW of system kits primarily in Japan and China.

Battery Storage Solutions

The table below sets forth CSI Solar’s battery storage system integration’s forecast projects and pipeline as of January 31, 2021. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

	Forecast	Pipeline	Total
Storage (MWh)	1,400	3,646	5,046

Solar Project Development

As of January 31, 2021, our project backlog in China (formerly called our late-stage, utility-scale, solar project pipeline), which refers to projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years, totaled approximately 125 MWp. The Cliff Risk Date is defined as the date on which the project passes the last of the high-risk development stages (usually receipt of all required environmental approvals, interconnection agreements, FITs and PPAs).

As of January 31, 2021, our China project pipeline (formerly called our early-to-mid-stage, utility-scale, solar project pipeline) totaled 1,500 MW.

Operating Solar Power Plants and Sales of Electricity

In addition to our project backlog, we had a portfolio of China solar power plants in operation totaling 257 MWp as of January 31, 2021. The resale value of these plants was estimated at approximately $200 million as of January 31, 2021.

Global Energy Segment

We develop, construct, maintain, sell and/or operate solar plants primarily in U.S., Japan, Argentina, Mexico, , the EU, Canada, Brazil, Australia. We also provide development, O&M and assets management services. We sell our projects to large utility companies, other power producers and asset managers. Customers for our development, O&M and asset management services include solar project developers and owners.

In order to continue to grow our Global Energy segment, we conduct market due diligence, routinely meet with industry players and interested investors, and attend industry conferences and events to identify project development opportunities. Our team has extensive industry expertise and significant experience in working with government authorities and developing new projects for our target markets.

Solar Project Development

As of January 31, 2021, our project backlog (formerly called our late-stage, utility-scale, solar project pipeline), which refers to projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years, totaled approximately 3.8 GWp, with 728 MWp in North America, 2,229 MWp in Latin America, 312 MWp in Asia Pacific and 429 MWp in Europe and the Middle East (“EMEA”). The Cliff Risk Date depends on the country where a project is located and is defined as the date on which the project passes the last of the high-risk development stages (usually receipt of all required environmental approvals, interconnection agreements, FITs and PPAs).

As of January 31, 2021, our project pipeline (formerly called our early-to-mid-stage, utility-scale, solar project pipeline) totaled 13.3 GW.

Project Pipeline by Region as of January 31, 2021 (in MWp)*
Region	In construction	Backlog	Pipeline	Total
North America	328	728	5,030	6,086
Latin America	731	2,229	3,495	6,455
EMEA	—	429	2,912	3,341
Japan	159	121	24	304
Asia Pacific excluding Japan	345	191	1,810	2,346
Total	1,563	3,698	13,271	18,532

Note: Backlog and pipeline table represents the gross MWp size of the projects, including minority interest. Gross MWp size of projects includes 510 MWp and 63 MWp of projects in construction and backlog, respectively, in Latin America, and 129 MWp in backlog in EMEA, that are not owned by us or have been sold to third parties.

We have a sizable amount of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of January 31, 2021.

Japan Expected COD Schedule (in MWp)
		2023 and
2021	2022	Thereafter	Total
63	167	50	280

Operating Solar Power Plants and Sales of Electricity

In addition to our project backlog, we had a portfolio of solar power plants in operation totaling 236 MWp as of January 31, 2021. The resale value of these plants was estimated at approximately $420 million as of January 31, 2021. Our total portfolio of solar power plants in operation as of January 31, 2021 was as follows:

Projects in Operation (in MWp)
Latin		Asia Pacific excluding
America	Japan	Japan & China	Total
100	75	61	236

Note: Gross MWp size of projects, includes 26 MWp in Asia Pacific excluding Japan and China already sold to third parties. Also includes 61 MWp of projects in Japan which were sold in March 2021.

O&M Services

In 2012, we started to provide O&M services for solar power plants in commercial operation. Our O&M services include inspections, repair and replacement of plant equipment, site management and administrative support services.

Battery Storage Solutions

The table below sets forth our storage project backlog and pipeline as of January 31, 2021.

	Backlog	Pipeline	Total
Storage (MWh)	1,388	6,467	7,855

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

Competition

Module and Beyond-Pure-Module Business

The market for solar power products is competitive and evolving. We compete with American companies, such as First Solar, SunPower and Maxeon, and Asia-based companies such as Longi, Trina, Jinko, JA Solar and Hanwha Q Cells. Some of our competitors are developing or producing products based on alternative solar technologies, such as thin film PV materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and copper indium gallium selenide technology, generally have lower conversion efficiency but do not use silicon for production, compared to our crystalline silicon solar module products, and as such are less susceptible to increases in the costs of silicon. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. In addition, the solar power market in general competes with other sources of renewable and alternative energy as well as conventional power generation.

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

Energy Business

Our energy business is a capital-intensive business with numerous industry participants. We face competition from a large and diverse group of local and international project developers, financial investors and certain utility companies. These competitors vary in terms of size, geographic focus, financial resources and operating capabilities and are active in Japan, China, the U.S., Brazil, Mexico, the EU, Australia and other markets where we operate or intend to enter. We compete in a diversified and complicated landscape since the commercial and regulatory environments for solar power project development, sale and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar power projects. We believe the key competitive factors in the global solar power project development industry include:

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

Currently, we develop and construct and, in limited cases, operate and maintain solar power projects in various regions including the U.S., China, Japan, Brazil, Argentina, Mexico, the EU and Australia. We compete to supply energy to potential customers with a limited number of utilities and providers of distributed generation in these markets. If we wish to enter into new PPAs for our solar power projects upon termination of previous PPAs, we compete with conventional utilities primarily based on cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

For further discussion of the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Because the markets in which we compete are highly competitive and quickly evolving, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy business, we may not be able to compete successfully and we may not be able to maintain or increase our market share.”

Insurance

We maintain property risk insurance policies with reputable insurance companies to cover our equipment, facilities, buildings and inventories. The coverage of these insurance policies includes losses due to natural hazards and losses arising from unforeseen accidents. Our manufacturing plants in China and elsewhere are covered by business interruption insurance. However, significant damage or interruption to any of our manufacturing plants, whether as a result of fire or other causes, could still have a material and adverse effect on our results of operations. We also maintain commercial general liability (including product liability) coverage. We obtained credit insurance primarily from China Export & Credit Insurance Corporation, or Sinosure. Credit insurance is designed to offset the collection risk of our account receivables for certain customers within the credit limits approved by the insurers. Risks related to marine, air and inland transit for the export of our products and domestic transportation of materials and products are covered under cargo transportation insurance. We also maintain directors and officers liability insurance.

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

Environmental Matters

Except as disclosed in the “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” we believe we have obtained the environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have also conducted environmental studies in conjunction with our solar power projects to assess and reduce the environmental impact of such projects. Our major operations are certified under ISO14001 environmental and ISO45001 Occupational Health and Safety standards, which required that we implement and operate according to various procedures that demonstrate waste reduction, energy conservation, injury reduction and other environmental, safety and health objectives.

We have finished establishing our internal ISO14064:2018 GHG (Green House Gas) quantification and reporting system under guidance of 3rd party Société Générale de Surveillance (SGS), to identify, quantify and report our GHG emissions and removals at the organization level, setting up solid ground for continuous GHG emissions reduction.

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

China’s Ministry of Housing and Urban-Rural Development (formerly, the Ministry of Construction) also issued a directive in June 2005 which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. Similarly, China’s State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources. In November 2005, China’s Ministry of Housing and Urban-Rural Development promulgated the Administrative Provisions on Energy Conservation for Civil Constructions which encourages the development of solar energy. In August 2006, the State Council issued the Decision on Strengthening the Work of Energy Conservation which encourages the great development of the solar energy and other renewable energy. In addition, on April 1, 2008, the newly revised PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the installation of solar power facilities in buildings to improve energy efficiency. In July 2009, China’s Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated “the Urban Demonstration Implementation Program of the Renewable Energy Building Construction” and “the Implementation Program of Acceleration in Rural Application of the Renewable Energy Building Construction” to support the development of the new energy industry and the new energy-saving industry.

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

In March 2021, National People’s Congress approved the Outline of the Thirteenth Five-Year Plan for National Economic and Social Development and the Long-term Goals for 2035 of the PRC, in which renewable energy industry was supported.

Environmental Regulations

As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, wastewater, gaseous wastes and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively affect the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental laws and regulations applicable to us include the PRC Environmental Protection Law, which became effective in 1989, as amended and promulgated in 2014, the PRC Law on the Prevention and Control of Noise Pollution, which became effective in 1997, as amended and promulgated in 2018, the PRC Law on the Prevention and Control of Air Pollution, which became effective in 1988, as amended and promulgated in 1995, 2000, 2015 and 2018, the PRC Law on the Prevention and Control of Water Pollution, which became effective in 1984, as amended and promulgated in 1996, 2008 and 2017, the PRC Law on the Prevention and Control of Solid Waste Pollution, which became effective in 1996, as amended and promulgated in 2004, 2013, 2015, 2016 and 2020, the PRC Law on Evaluation of Environmental Affects, which became effective in 2003, as amended and promulgated in 2016 and 2018, the PRC Law on Promotion of Clean Production, which became effective in 2003, as amended and promulgated in 2012, and the Regulations on the Administration of Construction Project Environmental Protection, which became effective in 1998, as amended and promulgated in 2017.

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

Admission of Foreign Investment

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Catalogue of Encouraged Industries for Foreign Investment. Under the current catalogue, which was amended in December 2020 and became effective on January 27, 2021, the solar power related business is classified as an “Encouraged Industries for Foreign Investment.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs of certain self-used equipment and priority consideration in obtaining land use rights provided by certain local governments.

While the 2004 catalogue only applied to the construction and operation of solar power stations, the 2007 catalogue expanded its application also applies to the production of solar cell manufacturing machines, the production of solar powered air conditioning, heating and drying systems and the manufacture of solar cells, and the 2011 catalogue, the 2015 catalogue and the 2017 catalogue, the 2019 catalogue, and the current 2020 catalogue also cover the manufacture of solar light collector glass and etc.

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

Certain of our PRC subsidiaries, such as CSI New Energy Holding and CSI Luoyang Manufacturing, were once HNTEs and enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2020, only Suzhou Sanysolar Materials Technology, CSI Cells, Canadian Solar Manufacturing (Changshu), Changshu Tegu New Material Technology, CSI New Energy Development (Suzhou) (formerly known as Suzhou Gaochuangte New Energy Development), Canadian Solar Sunenergy (Suzhou) Co., Ltd. (merged with CSI Cells in 2020) and Changshu Tlian were HNTEs and enjoyed preferential enterprise income tax rates.

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

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which sets out various measures that relaxes the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation and that tightens genuineness and compliance verification of cross-border transactions and cross-border capital flow.

Dividend Distribution

The principal regulations governing distribution of dividends paid by Foreign Investment Law and its implementation rules both effective in 2020, the Company Law effective in 1994 and amended in 1999, 2004, 2005, 2013 and 2018 and the EIT Law effective in 2008 and amended in 2017, 2018, and the implementation rules of EIT Law effective in 2008 and amended in 2019.

Under these laws, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign invested enterprise in China is required to set aside at least 10% of its after-tax profits determined in accordance with PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Employment

There are multiple laws and regulations governing the employment relationship, including wage and hour requirements, working and safety conditions, social insurance, housing funds and other welfare. The PRC Labor Law which became effective on January 1, 1995 and amended on August 27, 2009, and December 29, 2018, the Labor Contract Law of the People’s Republic of China, which became effective on January 1, 2008, and was later revised on December 28, 2012, its Implementing Regulation and the amendment thereunder, which became effective on September 18, 2008 and July 1, 2013, respectively, permit workers in both state-owned and private enterprises in the PRC to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor unions (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The PRC Labor Contract Law and its Implementing Regulation impose certain requirements with respect to human resources management, including, among other things, signing labor contracts with employees, terminating labor contracts, paying remuneration and compensation and making social insurance contributions. In addition, the PRC Labor Contract Law requires employers to provide remuneration packages that meet the relevant local minimum standards. The PRC Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. It requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period. According to the Interim Provisions on Labor Dispatching, which came into effect on March 1, 2014, the number of dispatched workers used by an employer shall not exceed 10% of its total number of workers.

Under applicable PRC laws, rules and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011 and amended on December 29, 2018, the Rules on Implementing the Social Insurance Law issued by Ministry of Human Resource and Social Security and effective as of July 1, 2011, the Interim Regulations on the Collection and Payment of Social Security Funds promulgated by the State Council and effective as of January 22, 1999, as amended in 2019, the Interim Measures Concerning Maternity Insurance promulgated by the Ministry of Labor and effective as of January 1, 1995, the Regulations on Occupational Injury Insurance promulgated by the State Council and effective as of January 1, 2004 and amended on December 20, 2010, and the Regulations on the Administration of Housing Accumulation Funds promulgated by the State Council and effective as of April 3, 1999, as amended, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to remediate on payments within a stipulated time period.

C  Organizational Structure

The following table sets out our major subsidiaries, including their place of incorporation and our ownership interest, as of February 28, 2021.

	Place of	Ownership
Name of entity	incorporation	interest
Canadian Solar Solutions Inc.	Canada	100%
Canadian Solar (Australia) Pty Limited	Australia	100%
Canadian Solar O and M (Ontario) Inc.	Canada	100%
Canadian Solar Projects K.K.	Japan	100%
Canadian Solar UK Projects Ltd.	United Kingdom	100%
Recurrent Energy, LLC	USA	100%
Canadian Solar Energy Singapore Pte. Ltd.	Singapore	100%
Canadian Solar Netherlands Cooperative U.A.	Netherlands	100%
Canadian Solar Construction (Australia) Pty Ltd	Australia	100%
CSUK Energy Systems Construction and Generation JSC	Turkey	100%
Canadian Solar Argentina Investment Holding Ltd.	United Kingdom	100%
Canadian Solar New Energy Holding Company Limited	Hong Kong	100%
Canadian Solar Energy Holding Singapore Pte. Ltd.	Singapore	100%
CSI Solar Co., Ltd. (formerly known as “CSI Solar Power Group Co., Ltd.”)	PRC	79.59%
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100	%*
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100	%*
CSI Cells Co., Ltd.	PRC	100	%*
Canadian Solar (USA) Inc.	USA	100	%*
Canadian Solar Japan K.K.	Japan	100	%*
Canadian Solar EMEA GmbH	Germany	100	%*
Canadian Solar International Limited	Hong Kong	100	%*
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	100	%*
Canadian Solar South East Asia Pte. Ltd.	Singapore	100	%*
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil	100	%*
Canadian Solar Construction (USA) LLC	USA	100	%*
CSI Solar Manufacturing (Funing) Co., Ltd. (formerly known as “CSI&GCL Solar Manufacturing (Yancheng) Inc.”)	PRC	100	%*
Changshu Tegu New Material Technology Co., Ltd.	PRC	100	%*
Changshu Tlian Co., Ltd.	PRC	100	%*
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam	100	%*
Canadian Solar Energy Private Limited	India	100	%*
Canadian Solar MSS (Australia) Pty Ltd.	Australia	100	%*
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.99992	%*
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100	%*
Canadian Solar Middle East DMCC	United Arab Emirates	100	%*
CSI Investment Management (Suzhou) Co., Ltd.	PRC	100	%*
CSI New Energy Development (Suzhou) Co., Ltd. (formerly known as “Suzhou Gaochuangte New Energy Development Co., Ltd.”)	PRC	90	%*
CSI Cells (Yancheng) Co., Ltd.	PRC	70	%*
CSI Modules (Jiaxing) Co., Ltd.	PRC	100	%*
CSI Wafer (Luoyang) Co., Ltd.	PRC	100	%*
Canadian Solar SSES (Canada) Inc.	Canada	100	%*
Canadian Solar SSES (UK) Ltd	United Kingdom	100	%*

* Major subsidiaries within the scope of CSI Solar are held through CSI Solar Co., Ltd. of which CSI holds 79.59% equity rights of CSI Solar Co., Ltd.

D  Property, Plant and Equipment

The following is a summary of our material properties, including information on our manufacturing facilities and office buildings as of the date of this annual report on Form 20-F:

●	CSI Changshu Manufacturing has the land use right to two pieces of land of approximately 40,000 square meters and 180,000 square meters, respectively, in Changshu, on which we have built manufacturing facilities with a total floor area of approximately 164,817 square meters. We have obtained certificates of property ownership for all of CSI Changshu Manufacturing’s facilities.

●	CSI Luoyang Manufacturing has a land use right to a piece of land of approximately 35,345 square meters in Luoyang (Phase I), on which we have built manufacturing facilities of approximately 6,761 square meters. The certificates for property ownership were granted in June 2008. In the same year of 2008, CSI Luoyang Manufacturing obtained the land use right to a piece of land adjacent of approximately 79,685 square meters (Phase II), on which we have built manufacturing facilities of approximately 29,811 square meters. The floor area of Phase II is approximately 29,811 square meters. The certificates for property ownership were granted in September 2013. Subsequently in 2016, CSI Luoyang Manufacturing obtained the land use right to another piece of land of 159,961 square meters (Phase III), on which we have constructed manufacturing facilities with the floor area of approximately 38,955 square meters. We obtained the certificates for property ownership of Phase III in March 2018.
●	CSI Cells has the land use right to a piece of land of approximately 65,661 square meters in Suzhou. We completed the construction of our first solar cell manufacturing facilities of 14,077 square meters (Phase I) on this site in the first quarter of 2007 and subsequently obtained the certificate of property ownership. The Phase II cell manufacturing facilities, with 30,102 square meters of workshop space, were completed in 2009. The Phase III cell manufacturing facilities, with a total floor area of approximately 21,448 square meters of manufacturing and office space, were completed in August 2011. We obtained the certificates of property ownership for Phase II and Phase III in September 2019. CSI Cells merged with CSI Solar New Energy (Suzhou) Co., Ltd. in 2012, and obtained the land use right to another piece of land of approximately 10,000 square meters in Suzhou and the certificate of property ownership for approximately 4,833 square meters of floor area.
●	CSI Solar Manufacturing (Yan Cheng) Inc. has leased the cell manufacturing facilities of approximately 26,921 square meters on a piece of land of approximately 66,667 square meters (Phase I) since 2015. It has the right and expects to purchase these facilities and obtain the property ownership and land use right between 2021 and 2022. In 2016, CSI Solar Manufacturing obtained the land use right to a piece of land of approximately 133,333 square meters (Phase II and Phase III), on which we have built cell manufacturing facilities with a total floor area of approximately 26,093.42 square meters. The commercial operations have commenced since then and we obtained the certificates for property ownership of Phase II and Phase III cell manufacturing facilities in August 2018. In 2017, CSI Solar Manufacturing obtained the land use right of approximately 33,664 square meters for the construction of Phase IV facilities, on which and former land, we are building manufacturing facilities with a total floor area of approximately 55,640 square meters and expected to obtain the certificate of property ownership by the end of 2022.
●	In Baotou of Inner Mongolia, Canadian Solar Sunenergy (Baotou) Co., Ltd. have obtained the land use right of a piece of land of approximately 224,997 square meters, on which we have built poly ingots manufacturing facilities with a floor area of approximately 18,000 square meters. The production of poly ingots manufacturing has commenced since May 2017. We have also started the construction of other facilities producing mono ingots with a floor area of approximately 61,728 square meters on the same land.
●	In Suzhou, Canadian Solar Sunenergy (Suzhou) Co., Ltd. (Canadian Solar Sunenergy (Suzhou) Co., Ltd. has been merged with CSI Cells Co., Ltd.) has obtained the land use right to a piece of land of approximately 60,000 square meters and owns the module manufacturing facility thereon with a floor area of 28,355 square meters, which commenced production in the first quarter of 2017.
●	CSI Cells (Yancheng) Co., Ltd. has the land use right to a piece of land of approximately 133,857 square meters (Phase I) located in National Yancheng Economic Technical Development Zone of Yancheng City. The floor area of cell manufacturing facilities (Phase I) is approximately 62,910.15 square meters. A part of the cell manufacturing facilities has completed construction and commenced operations since September 2018 and the entire Phase I facilities commenced operations in May 2019. In the same year of 2019, we made an advanced payment to purchase the Phase II land of approximately 64,436 square meters and have obtained the land use right in September 2020.
●	CSI Modules (DaFeng) Co., Ltd. obtained the land use right to a piece of land of 200,006 square meters in Yan-Cheng Da-Feng Economic Development District in 2017. The module production facility of 78,133 square meters (Phase I) completed construction and the production began in September 2018. We obtained the certificate of property ownership for Phase I in January 2020. On the same piece of land, we are building manufacturing facilities with a total floor area of approximately 68,066 square meters (Phase II) since the fourth quarter of 2020.
●	CSI Modules (JiaXing) Co., Ltd. obtained the land use right to a piece of land of 165,057 square meters in 2018. On which we have constructed manufacturing facilities with the floor area of approximately 124,042 square meters.
●	CSI New Energy Development (Suzhou) Co., Ltd. (formerly known as Suzhou Gaochuangte New Energy Development Co., Ltd.) and its wholly-owned subsidiary obtained the land use right to a piece of land of 598 square meters in 2018 and own the office building thereon with a floor area of 1,972 square meters.

●	In Ontario, we lease approximately 14,851 square meters of operation facilities in Guelph, Ontario, Canada for a term of ten years commencing September 1, 2010. We also lease a warehouse of 7,912 square meters and an office building of 1,146 square meters on the same premises as the Guelph, Ontario, Canada operation facilities for the same term. In December 2019, we have renewed the leases for three years from 2020 to 2023.
●	In Vietnam, we lease approximately 15,784 square meters of manufacturing facilities in Haiphong City, Vietnam since 2015 and have renewed for another three years commencing August 7, 2018. The production has begun since 2016.
●	In Thailand, Canadian Solar Manufacturing (Thailand) Co., Ltd. has a land of 179.2 Rai (286,732 square meters) with the ownership certificate obtained. A module manufacturing facility of 29,723 square meters and a cell manufacturing facility of 19,139 square meters were built and the production commenced in the third quarter of 2016 and in April 2017, respectively. The construction of another cell manufacturing facility with a floor area of 18,100 square meters and a module manufacturing facility with a floor area of 15,460 square meters were completed and the production commenced in the third quarter of 2019.

Except as disclosed in the “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China,” we believe we have obtained the environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. For more details, see “B. Business Overview—Environmental Matters.”

ITEM 4A   UNRESOLVED STAFF COMMENTS

None.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of 2018 items and year-over-year comparisons between 2019 and 2018 that are not included in this annual report on Form 20-F, refer to “Item 5. - Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2019, that was filed with the Securities and Exchange Commission on April 28, 2020.

In 2020, the Company reached a strategic decision to pursue a listing of its module and systems business in China, and resulted in a change of reportable business segments to CSI Solar segment and Global Energy segment. The prior period segment information has been recast to conform to the current period’s presentation. Refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” for further details.

A  Operating Results

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

Solar Power Products Pricing

Before 2004, all of our net revenues were generated from sales of specialty solar modules and products. In 2004, we began selling standard solar modules. In 2019, we generated 77.5% of our net revenues from our CSI Solar segment, which includes solar modules, solar system kits, battery energy storage solutions, China energy (including solar projects, EPC services and electricity revenue in China), and other materials, components and services (including EPC), and 22.5% from our Global Energy segment, which includes global solar and energy storage power projects (excludes China), O&M and asset management services, global electricity revenue (excludes China), as well as other development services . In 2020, we generated 79.1% of our net revenues from our CSI Solar segment and 20.9% from our Global Energy segment.

Our standard solar modules are priced based on the actual flash test result or the nameplate capacity of our modules, expressed in watts-peak. The actual price per watt is affected by overall demand for modules in the solar power market and increasingly by the total power of the module. Higher-powered modules usually command slightly higher prices per watt.

We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with the customer and the costs of silicon raw materials and solar ingots, wafers and cells. During the first few years of our operations, the average selling price for standard solar modules rose year-over-year across the industry, primarily because of high demand. During the period from 2004 to 2008, the average selling price of our standard solar modules ranged from $3.62 to $4.23. Following a price peak in the third quarter of 2008, the industry-wide average selling price of standard solar modules has declined sharply as competition increased. In 2017 and 2018, the average selling price of our standard solar modules was approximately $0.40 per watt and $0.34 per watt, respectively; and, in 2019 and 2020, it was approximately $0.29 per watt and $0.25 per watt, respectively. We expect the averaging selling price of our standard solar modules to continue to decline, albeit at a more moderate rate.

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

Government Subsidies and the Availability of Financing for Solar Projects

Over the past few years, the cost of solar energy has declined and the industry has become less dependent on government subsidies and economic incentives. However, governments in some of our largest markets have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the United States, Japan and the European Union, continue to provide incentives for investments in solar power that will directly benefit the solar industry. We believe that the near-term growth of the market still depends in large part on the availability and size of such government subsidies and economic incentives.

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

Impact of Assets Impairment

For our property, plant and equipment, investments in affiliates, and project assets, if their fair value is less than their carrying value or their carrying value cannot be recoverable, we need to record an impairment loss. We had impairment loss of $42.1 million and $36.3 million for our property, plant and equipment, investments in affiliates, and project assets in 2019 and 2020, respectively.

Our business development and operation involve numerous risks and uncertainties which could lead to the assets impairment. These risks and uncertainties include what have been discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may not continue to be successful in developing and maintaining a cost-effective solar cell, wafer and ingot manufacturing capability.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, PPAs, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.”

Solar Power Project Development and Sale and EPC and Development Services

Revenues generated from our Global Energy segment accounted for 22.5% and 20.9% of our net revenues in 2019 and 2020, respectively. The majority of these revenues came from the sale of solar power projects and the provision of EPC and development services. We intend to monetize the majority of our current portfolio of solar power plants in operation that have an estimated resale value of approximately $620 million as of January 31, 2021. We also intend to monetize certain of our projects before they reach COD. Our revenues from the Global Energy segment are affected by the timing of the completion and sale of solar power projects. See “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Global Energy Segment-Solar Project Development and Sale” for a description of the status of our solar power projects.

Solar power project development and sale and EPC and development services involve numerous risks and uncertainties. For a detailed discussion of these risks and uncertainties, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our future success depends partly on our ability to expand the pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, PPAs, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.”

Antidumping,Countervailing and Other Duty Costs and True-up Charges

In 2020, we booked the benefits of antidumping and countervailing duty provision reversals of $17.9 million, primarily associated with prior years’ module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

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

Foreign Exchange

The majority of our sales in 2020 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars and Canadian dollars. The majority of our costs and expenses in 2020 were denominated in Renminbi, primarily related to purchases of solar cells and wafers and silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars and Japanese yen. The majority of our cash and cash equivalents and restricted cash is denominated in Renminbi. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.”

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

From 2016 through the third quarter of 2020, we had been operating in two principal reportable business segments:

●	MSS Segment, which primarily comprised the design, development, manufacture and sale of solar power products and solar system kits. The MSS segment also provided EPC and O&M services; and
●	Energy Segment, which primarily comprised solar power project development and sale, operating solar power projects and sales of electricity.

In July 2020, we reached a strategic decision to pursue a listing of our subsidiary, CSI Solar Co., Ltd., in China. As a result, beginning from the fourth quarter of 2020, we report our financial performance, including revenue, gross profit and income from operations, based on the following two reportable business segments:

●	CSI Solar Segment, which includes solar modules, solar system kits, battery energy storage solutions, China energy (including solar projects, EPC services and electricity revenue in China), and other materials, components and services (including EPC); and
●	Global Energy Segment, which includes global solar and energy storage power projects (excluding China), O&M and asset management services, global electricity revenue (excluding China), as well as other development services.

Comparative period financial information for 2018 and 2019 by reportable business segment in this annual report has been recast to conform to current presentation.

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

We are taking mitigation strategies to reduce the adverse impact of COVID-19 to our business. For our module and beyond-pure-module business, we closely monitor market changes; secure orders by leveraging our channel strength and brand loyalty; adjust production plans by, for example, increasing the amount of “build-to-order” production and reducing “build-to-stock” production; tightening credit controls to reduce potential credit losses; and accelerating R&D and product development to improve our product offerings ahead of an eventual market recovery. For our energy business, we closely monitor market changes; intend to increase NTP and COD sales; renegotiate PPA execution dates; leverage our global footprint to ensure access to project finance; start construction on critical projects to sell later; and accelerate storage projects that do not require ITC.

We expect governments around the world will continue to adopt various stimulus policies to curb the economic downturn resulting from the response to the outbreak of COVID-19. For example, a lower interest rate environment resulting from such stimulus policies around the world may facilitate capital partnerships to fund our energy business development.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Company and Our Industry-We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.” for further discussion.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

CSI Solar Segment

Revenues generated from our CSI Solar segment accounted for 77.5% and 79.1% of our net revenues in 2019 and 2020, respectively. Our revenues from our CSI Solar segment are affected primarily by average selling prices per watt and unit volumes shipped, both of which depend on product supply and demand. Our revenues from sales to customers are recorded net of estimated returns.

Global Energy Segment

Revenues generated from our Global Energy segment accounted for 22.5% and 20.9% of our net revenues in 2019 and 2020, respectively. Our revenues from our Global Energy segment are affected primarily by the timing of the completion and sale of solar power projects. See “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Global Energy Segment-Solar Project Development and Sale” for a description of the status of our solar power projects.

Revenue recognition for our Global Energy segment is not necessarily linear in nature due to the timing of when all relevant revenue recognition criteria for the sale of our solar power projects have been met. During 2020, we recognized $655 million of revenue from the sale of solar power projects. Our revenue recognition policies for the solar power project development are described in “-Critical Accounting Policies-Revenue Recognition.”

Cost of Revenues

CSI Solar Segment

The cost of revenues of our CSI Solar segment consists primarily of the costs of:

●	solar cells;
●	silicon wafers;
●	high purity and solar grade silicon materials;
●	materials used in solar cell production, such as metallic pastes;
●	other materials for the production of solar modules such as glass, aluminum frames, EVA (ethylene vinyl acetate, an encapsulant used to seal the module), junction boxes and polymer back sheets;
●	production labor, including salaries and benefits for manufacturing personnel;
●	warranty costs;
●	overhead, including utilities, production equipment maintenance, share-based compensation expenses for restricted share units and options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our solar power products;
●	depreciation and amortization of manufacturing equipment and facilities, which are increasing as we expand our manufacturing capabilities;
●	operation and maintenance costs;
●	solar project EPC services; and
●	antidumping, countervailing and other duty costs and true-up charges.
●	acquiring solar power projects in China;
●	acquiring and developing solar project sites in China, including interconnection fees and permitting costs;
●	solar project EPC and development services in China;

●	interest capitalized for China solar power projects during construction period;
●	operating and maintaining China solar power plants, including depreciation of solar power plants; and
●	impairment of China project assets.

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

In 2020, we booked the benefits of antidumping and countervailing duty provision reversals of $17.9 million, primarily associated with prior years’ module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

Global Energy Segment

The cost of revenues of our Global Energy segment consists primarily of the costs of:

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

Operating Expenses

Our operating expenses include selling and distribution expenses, general and administrative expenses, research development expenses and other operating income, net. Our operating expenses increased in 2019 and 2020. We expect our operating expenses to increase as our net revenues grow in the future.

Selling and Distribution Expenses

Selling and distribution expenses consist primarily of salaries and benefits, transportation and customs expenses for delivery of our products, sales commissions for our sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling and distribution expenses increased in 2019 and 2020. We expect that as we increase our sales volumes in the future, our selling and distribution expenses will increase as we hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, insurance fees and impairment of long-lived assets. Our general and administrative expenses decreased in 2019 and 2020.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. In 2019 and 2020, our research and development expenses accounted for 1.5% and 1.3%, respectively, of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

Other Operating Income, Net

Other operating income, net, primarily consists of gains or losses on disposal of solar power systems and property, plant and equipment, government grants received, and business interruption insurance compensation.

Share-based Compensation Expenses

Under our share incentive plan, as of December 31, 2020, we had outstanding:

●	26,291 stock options; and
●	116,500 restricted shares; and
●	1,888,753 restricted share units.

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

For the year ended December 31, 2020, we recorded share-based compensation expenses of $12.4 million, compared to $10.7 million for the year ended December 31, 2019. We have allocated these share-based compensation expenses to our cost of revenues, selling and distribution expenses, general and administrative expenses and research and development expenses, depending on the job functions of the individuals to whom we granted the options and restricted share units.

The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amounts and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2019		2020

	(In thousands of $, except for percentages)
Share‑based compensation expenses included in:
Cost of revenues	1,196	11.2%	1,270	10.3%
Selling and distribution expenses	1,664	15.6%	1,961	15.9%
General and administrative expenses	6,991	65.4%	8,343	67.5%
Research and development expenses	831	7.8%	776	6.3%
Total share‑based compensation expenses	10,682	100.0%	12,350	100.0%

We expect to incur additional share-based compensation expenses as we expand our operations.

Interest Expense

Interest expense consists primarily of interest incurred with respect to our short and long-term borrowings from banks and other lenders, and the convertible senior notes issued by us in September 2020.

Gain (Loss) on Change in Fair Value of Derivatives

We have entered into foreign currency derivatives to hedge part of the risks of our expected cash flows, mainly in Renminbi, Canadian dollars, Brazilian reals, and Japanese Yen, and interest rate swap to hedge the part of risks of floating interest rate. In 2019, we had a loss on the change in fair value of derivatives of $22.2 million, which included a $21.3 million loss on change in fair value of foreign currency derivatives and a $0.9 million loss on change in fair value of interest rate swap contracts. In 2020, we had a gain on the change in fair value of derivatives of $50.0 million, which included a $51.2 million gain on change in fair value of foreign currency derivatives and a $1.2 million loss in change in fair value of interest rate swap.

Income Tax Benefit (Expense)

We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

We are governed by the BCBCA and are registered to carry on business in Ontario and British Columbia. This subjects us to Canadian federal, Ontario provincial and British Columbia provincial corporate income taxes. Our combined tax rate was 26.5% for each of the years ended 2019 and 2020.

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. Certain of our PRC subsidiaries, such as CSI New Energy Holding and CSI Luoyang Manufacturing, once enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2020, only Suzhou Sanysolar Materials Technology, CSI Cells, Canadian Solar Manufacturing (Changshu), Changshu Tegu New Material Technology, CSI New Energy Development (Suzhou) (formerly known as Suzhou Gaochuangte New Energy Development), Canadian Solar Sunenergy (Suzhou) Co., Ltd. (merged with CSI Cells in 2020) and Changshu Tlian enjoyed preferential enterprise income tax rates.

Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent such interest or dividends have their sources within the PRC. In 2020, we have made $12.9 million provision for withholding taxes for those amounts.

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

We assessed whether it is probable that we will collect substantially all of the consideration to which it will be entitled in exchange for the products that will be transferred to the customer. As of December 31, 2019 and 2020, we had inventories of $7.7 million and $9.5 million, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was determined to be not probable. The delivered products remain as inventories on consolidated balance sheets, regardless of whether the control has been transferred. If the collection of payment becomes probable in the future, we would then recognize revenue, adjust inventories and recognize cost of revenues.

O&M and asset management services

O&M and asset management services are transferred over time when customers receive and consume the benefits provided by our performance under the terms of service arrangements. Revenues from O&M and asset management services are recognized over time based on the work completed to date which does not require re-performances and the costs of O&M and asset management services are expensed when incurred.

Battery storage solutions, EPC and development services

We recognize revenue for sales of battery storage solutions, EPC and development services over time based on the estimated progress to completion using a cost-based input method. In applying the cost-based input method of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. Cost based input method of revenue recognition is considered a faithful depiction of our efforts to satisfy battery storage solutions, EPC and development services contracts and therefore reflect the transfer of goods or services to a customer under such contracts. Costs incurred towards contract completion may include costs associated with direct materials, labor, subcontractors, and other indirect costs related to contract performance. The cost-based input method of revenue recognition requires us to make estimates of net contract revenues and costs to complete our projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete our projects, including materials, labor, contingencies, and other system costs. If estimated total costs of any contract are greater than the estimated net revenues of the contract, we recognize the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which revisions to estimates are identified and the amounts can be reasonably estimated.

Solar power and energy storage projects

Sales of solar power and energy storage projects are recognized at a point in time when customers obtain control of solar power projects. For sales of solar power and energy storage projects in which we obtain an interest in the project sold to the customer, we recognize all of the revenue for the consideration received, including the fair value of the non-controlling interest we obtained, and defer any profit associated with the interest obtained.

Our solar power projects are often held in separate legal entities which are formed for the special purpose of constructing the solar power projects, which we refer to as “project companies”. Our management uses judgment to determine whether deconsolidation of the project companies is appropriate upon transfer of equity interest to the customers, to identify performance obligations, and to estimate the variable consideration, if any, as part of the transaction price.

Electricity revenue

Electricity revenue is generated primarily by our solar power plants under long-term PPAs and performance-based energy incentives. For electricity sold under PPAs, we recognize electricity revenue based on the price stated in the PPAs when electricity has been generated and transmitted to the grid. Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity when the conditions attached to it have been met and there is reasonable assurance that the incentives will be received. During the years ended December 31, 2019 and 2020, we recognized performance-based energy incentives related to electricity generated of $3.9 million and $6.6 million, respectively, in revenue.

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

As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in our consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 or 30 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, we will reclassify that portion of the receivable as being current. The insurance receivable amounts were $79.9 million and $82.5 million at the end of 2019 and 2020, respectively, and were included as a component of other non-current assets.

We made downward adjustments to our accrued warranty costs of $1.4 million and $0.2 million and other non-current assets of $0.8 million and $0.6 million, for the years ended December 31, 2019 and 2020, respectively, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $28.0 million and $26.9 million are included in cost of revenues for the years ended December 31, 2019 and 2020, respectively.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry-forwards and credits using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. We have recognized a valuation allowance of $70.6 million and $50.1 million as of December 31, 2019 and 2020, respectively.

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

	For the years ended December 31,
	2019		2020

	(in thousands of $, except percentages)
Net revenues	$3,200,583	100.0%	3,476,495	100.0%
CSI Solar segment	2,591,154	80.9%	3,105,044	89.3%
Global Energy segment	718,735	22.5%	726,167	20.9%
Elimination	(109,306)	(3.4)%	(354,716)	(10.2)%
Cost of revenues	2,482,086	77.6%	2,786,581	80.2%
CSI Solar segment	1,977,502	61.8%	2,496,153	71.8%
Global Energy segment	604,856	18.9%	577,052	16.6%
Elimination	(100,272)	(3.1)%	(286,624)	(8.2)%
Gross profit	718,497	22.4%	689,914	19.8%
CSI Solar segment	613,652	19.1%	608,891	17.5%
Global Energy segment	113,879	3.6%	149,115	4.3%
Elimination	(9,034)	(0.3)%	(68,092)	(2.0)%
Operating expenses:
Selling and distribution expenses	180,326	5.6%	224,243	6.5%
General and administrative expenses	242,783	7.6%	225,597	6.5%
Research and development expenses	47,045	1.5%	45,167	1.3%
Other operating income, net	(10,536)	(0.3)%	(25,523)	(0.7)%
Total operating expenses	459,618	14.4%	469,484	13.5%
Income from operations	258,879	8.1%	220,430	6.3%
Other income (expenses)
Interest expense	(81,326)	(2.5)%	(71,874)	(2.1)%
Interest income	12,039	0.4%	9,306	0.3%
Gain (loss) on change in fair value of derivatives, net	(22,218)	(0.7)%	50,001	1.4%
Foreign exchange gain (loss)	10,370	0.3%	(64,820)	(1.9)%
Investment income (loss)	1,929	0.1%	(8,559)	(0.2)%
Other expenses, net	(79,206)	(2.5)%	(85,946)	(2.5)%
Income before income taxes and equity in earnings of unconsolidated investees	179,673	5.6%	134,484	3.9%
Income tax benefit (expense)	(42,066)	(1.3)%	1,983	0.1%
Equity in earnings of unconsolidated investees	28,948	0.9%	10,779	0.3%
Net income	166,555	5.2%	147,246	4.2%
Less: Net income (loss) attributable to non‑controlling interests	(5,030)	(0.2)%	543	0.0%
Net income attributable to Canadian Solar Inc.	171,585	5.4%	146,703	4.2%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues. Our total net revenues increased by $275.9 million, or 8.6%, from $3,200.6 million for the year ended December 31, 2019 to $3,476.5 million for the year ended December 31, 2020. The increase was primarily due to higher solar module shipments recognized in revenue from our CSI Solar segment from 7.9 GW to 10.3 GW), and an increase in revenue contribution from the sale of solar power projects in China, partially offset by a decrease in the average selling price of our solar modules. For the year ended December 31, 2020, Asia contributed 46.6%, the Americas contributed 35.1%, and Europe and others accounted for 18.3% of our net revenues. Our top five customers by revenues collectively accounted for 21.2% of our net revenues for the year ended December 31, 2020.

●	CSI Solar Segment. Revenues generated by our CSI Solar segment increased by $513.9 million, or 19.8%, from $2,591.2 million for the year ended December 31, 2019 to $3,105.0 million for the year ended December 31, 2020. $987.4 million of the increased revenues was attributable to a 46.6% increase in volume of shipments of our solar modules and offset by $473.5 million attributable to a 15.3% decline in the average selling price of our solar modules. Our solar system kits revenues generated by our CSI Solar segment increased by 35.4% year-over-year, from $116.4 million in 2019 to $157.7 million in 2020. In addition, our China project (including electricity) sales increased by 201.9%, from $58.1 million in 2019 to $175.4 million in 2020. Our battery storage solutions, newly introduced in 2020, generated revenue of $7.9 million. These increases were partially offset by a $234.6 million decrease of other CSI Solar revenues, primarily related to a decrease of EPC services revenue. We see our beyond-pure-module sales and China project (including electricity) sales as important items for us going forward, and expect their revenues to increase in the future.

Our total solar module shipments recognized in revenue at CSI Solar segment for the year ended December 31, 2020 were 10,311 MW, an increase of 29.9% from 7,940 MW for the year ended December 31, 2019. The increase was primarily due to an increase in sales in our key geographical regions, particularly the Americas markets where sales increased by 446 MW from 2,426 MW for the year ended December 31, 2019 to 2,872 MW for the year ended December 31, 2020, mainly as a result of higher shipments to customers in the U.S. market. Shipments to Asian markets increased by 2,055 MW, from 2,859 MW for the year ended December 31, 2019 to 4,914 MW for the year ended December 31, 2020. Shipments to European markets increased by 559 MW and shipments to other regions decreased by 689 MW, principally as a result of decreased sales to the Australia market.

The average selling price of our solar modules declined from $0.29 for the year ended December 31, 2019 to $0.25 for the year ended December 31, 2020. The decline was primarily due to the supply of solar products exceeding demand and a change in the geographic mix of sales.

●	Global Energy Segment. Revenues generated by our Global Energy segment increased by $7.5 million, or 1.0%, from $718.7 million for the year ended December 31, 2019 to $726.2 million for the year ended December 31, 2020. This increase was primarily due to an increase of $2.8 million in sales of solar power projects.

Cost of Revenues. Our total cost of revenues increased $304.5 million, or 12.3%, from $2,482.1 million for the year ended December 31, 2019 to $2,786.6 million for the year ended December 31, 2020. The increase was primarily due to higher solar module shipments and higher solar module manufacturing costs, partially offset by lower cost of revenue related to solar power project sales. Total cost of revenues as a percentage of total net revenues increased from 77.6% for the year ended December 31, 2019 to 80.2% for the year ended December 31, 2020.

●	CSI Solar Segment. Cost of revenues of our CSI Solar segment increased by $518.7 million, or 26.2%, from $1,977.5 million for the year ended December 31, 2019 to $2,496.2 million for the year ended December 31, 2020. The increase was primarily due to increased solar module shipments and higher module manufacturing costs. Our module manufacturing cost in China, including purchased polysilicon, wafers and cells, increased to $0.219 per watt in December 2020.

For the year ended December 31, 2020, we booked the benefits of antidumping and countervailing duty provision reversals of $17.9 million, primarily associated with prior years’ module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

●	Global Energy Segment. Cost of revenues incurred by our Global Energy segment decreased by $27.8 million, or 4.6%, from $604.9 million for the year ended December 31, 2019 to $577.1 million for the year ended December 31, 2020. The decrease was primarily due to a more favorable mix of solar power project sales.

Gross Profit. As a result of the foregoing, our total gross profit decreased by $28.6 million, or 4.0%, from $718.5 million for the year ended December 31, 2019 to $689.9 million for the year ended December 31, 2020. Our total gross margin decreased from 22.4% for the year ended December 31, 2019 to 19.8% for the year ended December 31, 2020.

●	CSI Solar Segment. Gross profit for our CSI Solar segment decreased by $4.8 million, or 0.8%, from $613.7 million for the year ended December 31, 2019 to $608.9 million for the year ended December 31, 2020, primarily due to a decrease in the average selling price of our solar modules and an increase in our solar module manufacturing costs, partially offset by an increase in solar module shipments and an increase in China energy (including electricity) sales. Gross margin decreased from 23.7% for the year ended December 31, 2019 to 19.6% for the year ended December 31, 2020, primarily due to a decrease in the average selling price of our solar modules and an increase in our solar module manufacturing cost, partially offset by an increase in the China energy (including electricity) sale which has a higher gross margin.
●	Global Energy Segment. Gross profit for our Global Energy segment increased by $35.2 million, or 30.9% from $113.9 million for the year ended December 31, 2019 to $149.1 million for the year ended December 31, 2020, primarily due to a more favorable mix of solar power project sales. Gross margin increased from 15.8% for the year ended December 31, 2019 to 20.5% for the year ended December 31, 2020, primarily due to a higher proportion of sales of high margin solar power projects in 2020.

Operating Expenses. Our operating expenses increased by $9.9 million, or 2.1%, from $459.6 million for the year ended December 31, 2019 to $469.5 million for the year ended December 31, 2020. Operating expenses as a percentage of our total net revenues decreased from 14.4% for the year ended December 31, 2019 to 13.5% for the year ended December 31, 2020.

Selling and Distribution Expenses. Our selling and distribution expenses increased by $43.9 million, or 24.4%, from $180.3 million for the year ended December 31, 2019 to $224.2 million for the year ended December 31, 2020. The increase was primarily due to an increase of $46.2 million in shipping and handling expenses which was contributed by the increase in module shipment and transportation costs, an increase of $5.9 million in various professional fees, and an increase of $4.2 million in lease expenses, partially offset by a decrease of $3.6 million in travel and discretionary expenses, a decrease of $3.5 million in warranty costs, and a decrease of $3.1 million in labor costs. Selling and distribution expenses as a percentage of our net total revenues increased from 5.6% for the year ended December 31, 2019 to 6.5% for the year ended December 31, 2020.

General and Administrative Expenses. Our general and administrative expenses decreased by $17.2 million, or 7.1%, from $242.8 million for the year ended December 31, 2019 to $225.6 million for the year ended December 31, 2020. The decrease was primarily due to a decrease of $9.1 million in impairment charge related to certain manufacturing assets, $6.0 million in travel expenses, $3.3 million in outsourced services, and $2.2 million in labor cost, partially offset by an increase of $3.9 million in provision for credit losses. General and administrative expenses as a percentage of our total net revenues decreased from 7.6% for the year ended December 31, 2019 to 6.5% for the year ended December 31, 2020.

Research and Development Expenses. Our research and development expenses decreased by $1.9 million, or 4.0%, from $47.0 million for the year ended December 31, 2019 to $45.2 million for the year ended December 31, 2020. Research and development expenses as a percentage of our total net revenues were 1.5% for the year ended December 31, 2019 and 1.3% for the year ended December 31, 2019.

Other Operating Income, Net. Our other operating income, net, increased by $15.0 million, or 142.2%, from $10.5 million for the year ended December 31, 2019 to $25.5 million for the year ended December 31, 2020. The increase was primarily due to an increase of $14.5 million in government grants.

Income from Operations. As a result of the foregoing, income from operations decreased by $38.5 million, or 14.9%, from $258.9 million for the year ended December 31, 2019 to $220.4 million for the year ended December 31, 2020.

Interest Expense, Net. Our interest expense, net, decreased $6.7 million, or 9.7%, from $69.3 million for the year ended December 31, 2019 to $62.6 million for the year ended December 31, 2020. Interest expense decreased by $9.5 million, or 11.6%, from 81.3 million for the year ended December 31, 2019 to $71.9 million for the year ended December 31, 2020. The decrease was primarily due to repayment of debt with higher interest rates, partially offset by higher debt. Our debt balance increased to $2,070 million as of December 31, 2020 compared to $1,839 million as of December 31, 2019. Interest income decreased by $2.7 million, or 22.7%, from $12.0 million for the year ended December 31, 2019 to $9.3 million for the year ended December 31, 2020.

Gain (Loss) on Change in Fair Value of Derivatives, Net. We recorded a gain of $50.0 million on change in fair value of derivatives for the year ended December 31, 2020, compared to a loss of $22.2 million for the year ended December 31, 2019. The gain recorded for the year ended December 31, 2020 was due to a gain of $51.2 million on change in fair value of foreign currency derivatives and a loss of $1.2 million on change in fair value of interest rate swap. The loss recorded for the year ended December 31, 2019 was attributable to a gain on foreign currency forward and option contracts that we purchased to hedge part of the fluctuation of exchange rates for a variety of foreign currencies.

Foreign Exchange Gain (Loss). We recorded a foreign exchange loss of $64.8 million for the year ended December 31, 2020, compared to a foreign exchange gain of $10.4 million for the year ended December 31, 2019. The loss for the year ended December 31, 2020 was primarily due to the appreciation of Renminbi against the U.S. dollars, depreciation of Brazilian reals against the U.S. dollars, partially offset by the appreciation of Japanese Yen against U.S. dollars.

Investment Income (Loss). We recorded investment loss of $8.6 million for the year ended December 31, 2020, compared to investment income of $1.9 million for the year ended December 31, 2019.

Income Tax Benefit (Expense). We recorded an income tax benefit of $2.0 million for the year ended December 31, 2020, compared to an income tax expense of $42.1 million for the year ended December 31, 2019. The income tax benefit in 2020 was primarily due to a one-time net operating loss carryback provision, a higher expected utilization of tax losses carried forward, partially offset by a withholding tax expense in China related to a special dividend distribution from one of our Chinese subsidiaries, CSI Solar Co., Ltd.

Equity in Earnings of Unconsolidated Investees. Our share of the earnings of unconsolidated investees was a net gain of $10.8 million for the year ended December 31, 2020, compared to a net gain of $28.9 million for the year ended December 31, 2019. The decrease was primarily due to the disposal of our Roserock project in July 2020, in which we had 49% equity interest.

Net Income (Loss) Attributable to Non-Controlling Interest. The net income (loss) attributable to non-controlling interest is the share of net income (loss) attributable to the interests of non-controlling shareholders in CSI Solar Co., Ltd and certain of our subsidiaries in Australia, Japan and Mexico.

Net Income Attributable to Canadian Solar Inc. As a result of the foregoing, we recorded net income of $146.7 million for the year ended December 31, 2020, which was a decrease of $24.9 million, or 14.5%, compared to our net income of $171.6 million for the year ended December 31, 2019.

B     Liquidity and Capital Resources

Cash Flows and Working Capital

We are required to make prepayments to some suppliers, primarily suppliers of machinery, silicon raw materials, solar ingots, wafers and cells. Even though we require some customers to make partial prepayments, there is typically a lag between the time we make our prepayments for silicon raw materials and the time our customers make their prepayments.

Our energy business required significant working capital and capital expenditure financing in 2020 and is expected to continue to do so in the future. The time cycles of our solar power project development and operation can vary substantially and take many years. As a result, we may need to make significant up-front investments of resources before the collection of any cash from the sale or operation of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal and other expenses. We may have to use part of our existing bank facilities to finance the construction of these solar power projects. Depending on the size and number of solar power projects that we are developing and self-financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our solar power projects which we are self-financing could also impact our liquidity.

In 2020, we financed our operations primarily through short-term and long-term borrowings.

As of December 31, 2020, we had $1,178.8 million in cash and cash equivalents and $461.0 million in restricted cash. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less. In 2020, our restricted cash was mainly used as collateral to secure bank acceptances and borrowings.

As of February 28, 2021, we had contractual credit facilities with an aggregate limit of approximately $2,815.4 million. In addition, we had uncommitted credit facilities of approximately $1,035.7 million.

As of February 28, 2021, we had approximately $421.4 million of long-term borrowings, $1,372.0 million of short-term borrowings and $58.7 million of long-term borrowings on project assets-current.

The long-term borrowings will mature during the period from the first quarter of 2022 to the first quarter of 2040 and bear interest ranging from 1.33% to 7.78% per annum.

The long-term borrowings on project assets - current have maturity dates ranging from the second quarter of 2022 to the third quarter of 2040, which are reclassified as current liabilities because these borrowings are associated with certain solar power projects that are expected to be sold in 2021, and bear interest ranging from 2.37% to 6.97% per annum.

The short-term borrowings will mature during the period from the first quarter of 2021 to the fourth quarter of 2021 and bear interest ranging from 0.08% to 5.66% per annum. The credit facilities contain no specific extension terms but, historically, we have been able to obtain new short-term borrowings with similar terms shortly before they mature.

In January 2016, we signed a $60.0 million loan facility agreement with International Finance Corporation, or IFC, a member of World Bank Group to fund the construction of our solar cell and module production facilities in Vietnam and other countries approved by IFC. The loan was fully repaid in December 2020.

In 2016, we entered into a financing agreement with the Export Development Canada, or EDC, pursuant to which EDC agreed to provide bank guarantees or letters of credit of up to $100 million to support our global project development. Royal Bank of Canada and Toronto Branch of China Construction Bank Corporation serve as fronting banks for the facility. In September 2018, we renewed the agreement with EDC and increased the facility amount to $125 million with a more focused support for project development activities in North America, Latin America, Europe, Asia and Australia. Since September 2019, Credit Agricole Corporate and Investment Bank (Canada Branch) has joined as one of the fronting banks. In July 2020, the guarantee was renewed with an extended facility amount totaling $150 million.

In 2016, we obtained a syndicated three-year loan facility of JPY9.6 billion ($85.2 million) with Sumitomo Mitsui Banking Corporation, or SMBC, acting as the lead arranger and 13 other participating financial institutions. The facility is unsecured and loan proceeds may be used to develop our solar project pipeline in Japan and for general corporate working capital purposes. In October 2020, the facility agreement was renewed with 11 participating financial institutions led by SMBC at a term of two years and a facility amount of JPY9.1 billion ($88.2 million).

In January 2017, we obtained a five-year syndicated credit facility of $210 million with the Siam Commercial Bank Public Company Limited, or SCB, acting as the lead arranger and China Minsheng Banking Corporation Ltd, as one of the lenders. As of February 28, 2021, $96.4 million of the facility has been used to finance the construction of our solar cell and module manufacturing facilities in Thailand. Under the same facility agreement, we obtained a working capital facility of THB3.54 billion ($119.0 million) from SCB to support the operations of our manufacturing company in Thailand and $96.8 million was drawn as of February 28, 2021.

In March 2017, we entered into a three-year credit agreement of JPY4.0 billion ($35.5 million) with Sumitomo Mitsui Finance and Leasing Company, Limited, or SMFL, a member of Sumitomo Mitsui Financial Group. The facility received commitments from five finance leasing institutions. In April 2019, we renewed the agreement with a syndicate of four finance leasing institutions led by SMFL and expanded the facility to JPY5.35 billion ($48.0 million). In September 2019, we further expanded the facility to JPY6.85 billion ($63.0 million) and the facility will mature in March 2022. As of February 28, 2021, JPY3.3 billion ($31.4 million) was utilized in the development of our solar power projects in Japan.

In April 2017, we completed our second non-recourse project bond placement of JPY5.4 billion ($47.9 million) with Goldman Sachs Japan Co., Ltd. to finance the construction of the 19.05 MWp Gunma Aramaki solar power project in Japan. The project bond has a dual-tenor maturity of 1.5 years and 20.3 years, representing the initial and extended tenor respectively, within a single-tranche of bond. The bond pays a fixed coupon of 1.2875% per annum during the initial tenor and, if extended at our option, 1.3588% per annum thereafter. The project reached COD in December 2017 and the bond was assumed by the buyer upon the completion of project sale in December 2020.

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

In March 2018, we secured a non-recourse 18.5 years term facility of JPY16 billion ($142.0 million) from Shinsei Bank, Limited to finance the construction of our 53.4 MWp Oita Hijimachi solar power project in Japan. The project reached COD in October 2019 and was sold to Canadian Solar Infrastructure Fund, Inc. in March 2021. The term loan was fully repaid by using the sales proceed.

In May 2019, we secured a $50 million term loan from Credit Suisse AG, Singapore Branch, one of the world’s leading financial services providers, to support the development of international solar project pipeline and for general corporate purposes. In March 2020, we expanded the facility to $80 million.

In September and October 2019, Recurrent entered into two credit facilities with syndicated financial institutions led by Rabobank and Nomura Corporate Funding Americas, LLC., or Nomura, which agreed to provide financing of $123.7 million and $60 million, respectively. The proceeds from the credit facilities were available for purchasing solar modules and other eligible equipment that will allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit by satisfying the 5% safe harbor method outlined in the U.S. Internal Revenue Service (IRS) guidance notice. The outstanding balance as of February 28, 2021 was $175.0 million and requires repayment by 2022. The credit facilities are secured by the solar modules and certain project equity interests and is guaranteed by CSI.

In March 2020, we secured a bilateral revolving facility of Euro 55.0 million ($61.7 million) with Intesa Sanpaolo to fund a 151 MWp portfolio of 12 solar projects in Italy, located across different municipalities in Sicily, Apulia and Lazio.

In July 2020, Recurrent closed a debt financing of $282 million to construct 327.5 MWp Maplewood solar power project in Pecos County, Texas. The financing package, provided by a bank club led by Norddeutsche Landesbank, consists of a tranche 1 construction loan facility of $254 million, and a tranche 2 construction loan facility of $28 million. The project has commenced construction and $224.6 million was drawn as of February 28, 2021. CSI guarantees the performance obligations of certain subsidiaries under agreements entered into in connection with this credit facility that is subject to a cap of approximately $47 million.

In August 2020, Recurrent executed a $75 million development loan with Nomura. The loan facility leverages Recurrent’s strong existing pipeline to fund and accelerate our development activities of solar energy projects and battery storage projects in the U.S. and Canada. As of February 28, 2021, the loan was fully drawn.

In September 2020, we completed an offering of $230 million in aggregate principal amount of 2.50% convertible senior notes, or the Notes. We received net proceeds of approximately $223 million from the offering, after deducting discounts, commissions and offering expenses. The Notes will mature on October 1, 2025.

In September 2020, we announced a RMB1.78 billion (approximately $261.3 million) capital raising for CSI Solar Co., Ltd. to qualify it for the planned carve-out IPO in China and bring in leading institutional investors and strategic partners. As a result, we received $224.6 million of share purchase proceeds in 2020.

In February 2021, we established Japan Green Infrastructure Fund LP, or the Fund, partnering with a business unit of Macquarie Group as a minority investor of the Fund to secure JPY22 billion ($213.2 million) of committed capital that will be used to develop, build and accumulate new solar projects in Japan.

We often offer credit terms to our customers ranging from 30 days up to 90 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $134.8 million and $189.5 million as of December 31, 2019 and 2020, respectively. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase our credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance primarily by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2019	2020

	(in thousands of $)
Net cash provided by (used in) operating activities	600,111	(120,541)
Net cash used in investing activities	(294,102)	(319,662)
Net cash provided by (used in) financing activities	(34,614)	823,501
Net increase in cash, cash equivalents and restricted cash	264,430	434,295
Cash, cash equivalents and restricted cash at the beginning of the year	940,990	1,205,420
Cash, cash equivalents and restricted cash at the end of the year	1,205,420	1,639,715

Operating Activities

Net cash used in operating activities was $120.5 million in 2020, compared to net cash provided by operating activities of $600.1 million in 2019. The decreased operating cash flow in 2020 was primarily due to an increase of inventories which includes safe-harbor inventories increase in the U.S., and an increase in advances to suppliers due to expansion in manufacturing capacity. These were partially offset by an increase in other liabilities, an increase in notes payable, and a decrease in accounts receivable trade due to timing of collection.

In respect to the increase of the working capital used in inventories, we have increased safe-harbor modules that allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit. As of December 31, 2019 and 2020, the safe-harbor modules amounted to $84.2 million and $181.0 million, respectively.

Investing Activities

Net cash used in investing activities was $319.7 million in 2020, compared to net cash used in investing activities of $294.1 million in 2019. The change was primarily due to an increase in payments of $43.6 million for purchase of property, plant and equipment, and an increase of $10.1 million in investment in affiliates, partially offset by a $31.4 million increase in proceeds from disposal of investment in affiliates.

Financing Activities

Net cash provided by financing activities was $823.5 million in 2020, compared to net cash used in financing activities of $34.6 million in 2019. The change was primarily due to an increase of $249.8 million in proceeds from issuance of and disposal to non-controlling interests, a $222.8 million of proceeds from issuance of convertible notes, a $175.5 million net increase in borrowings, a non-recurring $127.5 million payment for repurchase of convertible notes in 2019, as well as a subscription advances of $36.3 million relating to CSI Solar Co., Ltd.’s employee stock ownership plan (for additional information of the plan, see Note 1 to our consolidated financial statements, included herein).

As of December 31, 2020, we had total outstanding credit facilities of $2,619 million, of which $707.2 million were undrawn and available. We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing credit facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures, investment requirements, share repurchases, as well as debt service repayment obligations for the 12 months ending December 31, 2021.

We may also from time to time seek to refinance our outstanding debt, or retire or purchase our outstanding debt through cash purchases and exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be significant.

As of December 31, 2020, we had outstanding short-term borrowings of $638.9 million with Chinese banks. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or the availability of commercial bank borrowings is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings of our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $291.2 million and $334.8 million in 2019 and 2020, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity and to develop solar power systems. As of December 31, 2020, our commitments for the purchase of property, plant and equipment were $305 million.

Restricted Net Assets

Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The boards of directors of our PRC subsidiaries determine the staff welfare and bonus reserves. The general reserves are used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of their boards of directors, convert their general reserves into capital. The staff welfare and bonus reserves are used for the collective welfare of the employees of the PRC subsidiaries. In addition to their general reserves, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $497.2 million and $568.9 million as of December 31, 2019 and 2020, respectively.

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

As of December 31, 2020, $381.7 million of undistributed earnings in our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under PRC GAAP, to a non-distributable general reserve. After making this appropriation, the balance of the undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute their distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

C     Research and Development

We conduct research and development activities in the following areas: i) ingot growth and wafering, ii) cells, iii) modules, iv) system performance analysis, v) energy solution products, and vi) reliability testing and analysis.

●	Ingot growth and wafering is focused on developing advanced crystallization and sawing technologies to produce high quality mono and poly wafers.
●	Solar cell research is focused on developing new high efficiency solar cells and advanced solar cell processing technologies.
●	Module development is focused on module innovations, developing new module designs and technologies for leading wattage, efficiency, reliability and system-level performance.
●	System performance analysis provides system-level performance evaluation and LCOE benchmarking for our various new products and innovations.
●	Research and development on energy solution products is aimed at developing high quality inverters and energy storage systems for utility, commercial and residential applications. Energy solution products are also designed to advance solar system kits including modules, inverters, racking system, energy storage and other accessories in a package.
●	The photovoltaic testing and reliability analysis laboratory has been accredited and operating according to ISO/IEC17025 standard since 2009. It is focused on the reliability testing and certification of solar module and system components, and has been qualified by VDE, CSA, Intertek and TUV Rheinland in their Test Data Acceptance Programs. Our research and development teams actively participate in and contribute to IEC standards for solar modules and systems, such as IEC 62804 test method for PID, IEC 60904-5 method for determining the cell temperature in operation, IEC 62788-8-1 for ECA measurement procedures, IEC 63202-3 measurement of bifacial cell’s IV curve and IEC 63202-4 measurement of LeTID at cell level, etc.

As of December 31, 2020, we had 408 employees engaged in research, product development and engineering.

Our research and development activities are generally focused on the following items:

●	developing novel multi crystalline casting technologies to continuously improve the ingot quality with reduced cost;
●	developing CZ mono pulling technologies compatible to 210mm ingot size with competitive cost structure;

●	developing novel diamond wire sawing technology compatible with 210mm mono ingot;
●	continuously improving the conversion efficiency of solar cells and reducing cost through process and material improvement and innovation;
●	developing new cell structures and technologies for higher efficiencies and performance;
●	continuously improving the wattage of solar modules and reducing cost through process and material improvement and innovation;
●	developing modules with improved design and assembly methods to have higher power output, module-level efficiency, reliability and system-level performance;
●	designing and developing customized solar modules and products to meet customer requirements;
●	designing and developing power electronics such as inverters;
●	designing and developing energy storage systems;
●	designing and developing solar system kits including modules, inverters, racking system, energy storage and other accessories in a package;
●	testing, data tracing and analysis for system-level performance and reliability for our various products and innovations;
●	developing new methods and equipment for analysis and quality control of incoming materials (such as polysilicon, wafers, cells and module materials, system product components and material).

In the future, we expect to focus on the following research and development initiatives that we believe will enhance our competitiveness. As we continue to move into the downstream energy business, we have strengthened the capabilities of our engineering staff and increased investment in the system areas.

●	210mm ingot and wafer. We developed CZ pulling technologies compatible with 210mm ingot growth and related diamond wire sawing process for thin wafers. Our self-manufactured 210mm wafer will further bring the wafer cost down and make our module product more competitive in the market. The self-supply chain is also established with good quality and high performance.
●	High efficiency cells. For current cell capacity, we are converting to large-size wafers, and converting from multi cells to mono cells production. Most of the mono PERC and multi PERC cells are based on 166mm or larger size wafers. Our research and development efforts enabled us to mass produce 166+mm mono PERC cells with best-in-class conversion efficiency since Q2 2020. Our new cell capacity expansion with 210mm wafer size commenced in October 2020, and is planned to ramp up from May 2021. The new 210mm cell capacity is equipped with state-of-the-art process technologies and equipment. We also improved advanced LID (Light Induced Degradation) and LeTID (Light and elevated Temperature Induced Degradation) mitigation technologies which enhanced our cell and module performances and stability. We have focused our research and development initiatives on N-type heterojunction (HJT) cell, PASSCon cell, and other technologies such as Perovskite. To explore the next generation technology beyond PERC, we invested on HJT technology and build a 250MW pilot line in Jiaxing, and the construction of the pilot line was completed in late 2020. We plan to launch HJT cell and module products in the second half of 2021 with best technical competence. With these advanced technologies, we can significantly lower the LCOE on the system level and improve our products’ market competitiveness.
●	Competitive solar module products. Our R&D teams including the module R&D, processing, testing and reliability, makes our products the most competitive in the market. We were the first to develop and mass-produce multi bus-bar (9BB) half-cut (Ku) modules in GW-scale. We were among the first to mass-produce bifacial modules with significant reduction in LCOE. We also pioneered the introduction and volume production of cells and modules using 166mm wafers, which enabled us to surpass 455W with our HiKu and BiHiKu module in 2020. Most of our existing production lines have been converted to be compatible with MBB half-cut, bifacial and 166mm+ cells. We plan to mass-produce HiKu7 modules using self-manufactured 210mm wafers in the first half of 2021, with wattage exceeding 655W, and the module efficiency exceeding 21%. All the newly invested production lines will be compatible with 210mm cells. Continuously improving the module reliability and system-level performance is another top-prioritized R&D activity. Through the optimization of design, process, quality control and testing methods of modules and incoming materials, the annual degradation rate of our modules has been reduced by approximately 8%. Last but not least, we were developing special modules per customers’ requests, for instance, lightweight modules for loading-limited roofs, modules for seawater floating systems, and over 40 years’ long lifetime modules for utility applications, etc. Innovative modules and installation methods for building integrated applications were also in the development.

●	Energy solution products. Our energy solution products developed are mainly single-phase solar, three-phase solar and hybrid storage inverters, as well as energy storage systems for utility, commercial, residential applications, for both front and behind the meter applications. Our string inverter products will be certified and will be available broadly in many regions globally. We continue to advance our solar system kits which are ‘ready-to-install’, consisting of solar modules, inverters, racking system, energy storage and other accessories. These kits are deployed in significant markets globally.

D     Trend Information

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

E     Off Balance Sheet Arrangements

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

F     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1‑3 Years	3‑5 Years	5 Years

	(In thousands of $)
Short‑term debt obligations	1,401,079	1,401,079	—	—	—
Interest related to short‑term debt obligations(1)	17,615	17,615	—	—	—
Operating lease obligations	28,903	14,374	11,059	1,611	1,859
Financing lease obligations	25,220	22,706	2,514	—	—
Purchase obligations(2)	304,713	174,509	130,204	—	—
Long‑term debt obligations(3)	446,090	—	347,549	21,696	76,845
Interest related to long‑term debt obligations(4)	64,500	18,433	19,459	4,896	21,712
Convertible notes(5)	230,000	—	—	230,000	—
Interest related to convertible notes(6)	28,750	5,990	11,500	11,260	—
Financing liability	81,871	—	24,552	57,319	—
Interest related to financing liability	17,109	5,177	8,953	2,979	—
Total	2,645,850	1,659,883	555,790	329,761	100,416
(1)	Interest rates range from 0.30% to 6.33% per annum for short-term debt obligations.
(2)	Includes commitments to purchase property, plant and equipment.
(3)	The maturity dates of long-term debt obligations are based on our estimate timing of the monetization of related projects.
(4)	Interest rates range from 0.89% to 7.78% per annum for long-term debt obligations.
(5)	Assumes no redemption of convertible notes and none of the convertible notes will be converted into ordinary shares.
(6)	Interest rate is 2.50% per annum on the principal outstanding.

The above table excludes accrued warranty costs of $37.7 million, liability for uncertain tax positions of $14.7 million, deferred tax liabilities-non-current of $49.1 million and loss contingency accruals of $26.5 million as we are unable to reasonably estimate the timing of future payments of these liabilities. Other long-term liabilities of $163.3 million were also excluded in the above table. For additional information, see the notes to our consolidated financial statements, included herein.

G     Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding the worldwide supply and demand for solar power products and the market demand for our products;
●	our beliefs regarding the importance of environmentally friendly power generation;
●	our beliefs regarding the value of and ability to monetize our portfolio of solar power projects;
●	our expectations regarding governmental support for solar power;
●	our beliefs regarding the fluctuation in availability of silicon, solar wafers and solar cells;
●	our beliefs regarding our ability to resolve our disputes with suppliers with respect to our long-term supply agreements;
●	our beliefs regarding the continued growth of the solar power industry;
●	our beliefs regarding the competitiveness of our solar module products;
●	our expectations with respect to increased revenue growth and improved profitability;
●	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;
●	our ability to continue developing our in-house solar components production capabilities and our expectations regarding the timing and production capacity of our internal manufacturing programs;
●	our ability to secure adequate silicon and solar cells to support our solar module production;
●	our beliefs regarding the effects of environmental regulation;
●	our beliefs regarding the changing competitive landscape in the solar power industry;
●	our future business development, results of operations and financial condition;
●	competition from other manufacturers of solar power products and conventional energy suppliers;
●	our ability to expand our products and services and to successfully execute plans for our energy business;
●	our ability to develop, build and sell solar power projects in Canada, the U.S., Japan, the EU, China, Brazil, Mexico, Argentina, Australia and elsewhere; and
●	our beliefs with respect to the outcome of the investigations and litigation to which we are a party.

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A    Directors and Senior Management

The following table sets forth information regarding our directors, strategic advisor and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	57	Chairman of the Board, President and Chief Executive Officer
Harry E. Ruda	62	Independent Director
Andrew (Luen Cheung) Wong	63	Independent Director
Arthur (Lap Tat) Wong	61	Independent Director
Lauren C. Templeton	45	Independent Director
Leslie Li Hsien Chang	66	Independent Director
Karl E. Olsoni	63	Independent Director
Yan Zhuang	57	Director
Huifeng Chang	55	Director and Chief Financial Officer
Jianyi Zhang	63	Senior Vice President, General Counsel and Chief Compliance Officer

Directors

Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Through his leadership, we became a public listed company on the Nasdaq in 2006 and have since firmly established ourselves among the top ranked manufacturers of solar PV products globally. Dr. Qu has also served as chairman of the board of CSI Solar Co., Ltd. since July 2009. Prior to founding Canadian Solar, Dr. Shawn Qu held various positions in product engineering, business development and strategic planning at ATS Automation Tooling Systems, Inc., or ATS, and its solar subsidiary Photowatt International S.A. Prior to ATS, Dr. Shawn Qu was a research scientist at Ontario Power Generation where he worked as a process leader in its solar product commercialization team. In 2011, Dr. Shawn Qu became a visiting professor at Tsinghua University, one of the most prestigious universities in China. Dr. Shawn Qu has published research articles in academic journals including IEEE Quantum Electronics, Applied Physics Letter and Physical Review. He received a Ph.D. in material sciences in 1995 from the University of Toronto, focusing on semiconductor super lattice and optical effects. He also holds a Master of Science in physics from University of Manitoba and a Bachelor of Science in applied physics from Tsinghua University in Beijing.

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

Mr. Andrew (Luen Cheung) Wong has served as an independent director of our company since August 2014. He has also served as a director of Chubb Life Insurance Company Ltd. since 2008, and is an independent director and the vice-chairman of Huazhong In-vehicle Holdings Company Limited, which is listed in Hong Kong Stock Exchange. Previously, Mr. Wong served as a director and a member of the audit committee, nomination and remuneration committee of China CITIC Bank Corporation Limited, a company listed on The Stock Exchange of Hong Kong, between 2013 and 2018. Mr. Wong was the director of Intime Retail (Group) Co. Ltd., a company listed on The Stock Exchange of Hong Kong, between 2013 and 2014, and was the director and a member of audit committee, risk management committee, nomination and remuneration committee of China Minsheng Bank, a company listed on The Stock Exchange of Hong Kong, from 2006 to 2012. From 1982 to 2006, Mr. Wong held senior positions at the Royal Bank of Canada, the Union Bank of Switzerland, Citicorp International Limited, a merchant banking arm of Citibank, Hang Seng Bank Limited and DBS Bank Limited, Hong Kong. Mr. Wong was awarded the National Excellent Independent Director by the Shanghai Stock Exchange in 2010 and received the Medal of Honour (Hong Kong SAR) from the Hong Kong SAR Government in 2011. Mr. Wong obtained his Bachelor of Social Sciences (Honours) degree from the University of Hong Kong in 1980 and a Master of Philosophy degree from Hong Kong Buddhist College in 1982.

Mr. Arthur (Lap Tat) Wong has served as an independent director of our company since March 2019. Mr. Wong currently serves as an independent director and chair of the audit committee of the following companies: Tarena International, Inc. (NASDAQ: TEDU), Daqo New Energy Corp. (NYSE: DQ); and China Maple Leaf Educational Systems Limited (HKSE: 1317). From 2008 to 2018, Mr. Wong served as the Chief Financial Officer of Asia New Energy Holdings Pte. Ltd, Nobao Renewable Energy Holding Ltd., GreenTree Inns Hotel Management Group, Inc. and Beijing Radio Cultural Transmission Company Limited, sequentially. From 1982 to 2008, Mr. Wong held various positions with Deloitte Touche Tohmatsu (Deloitte) in Hong Kong, San Jose and Beijing, with his last position as a partner in Deloitte’s Beijing office. Mr. Wong received a Higher Diploma in Accountancy from Hong Kong Polytechnic University and a Bachelor of Science degree in Applied Economics from University of San Francisco. He is a fellow of the Hong Kong Institute of Certified Public Accountants; a fellow of the Association of Chartered Certified Accountants; and a member of the American Institute of Certified Public Accountants.

Ms. Lauren C. Templeton has served as an independent director of our company since January 2020. Ms. Templeton is the founder and President of Templeton & Phillips Capital Management, LLC, a global investing boutique located in Chattanooga, Tennessee. She is also an independent director and member of the Audit Committee of Fairfax Financial Holdings Limited, a financial holding company engaged in property and casualty insurance and reinsurance and associated investment management, and its publicly-traded subsidiary, Fairfax India Holdings Corporation. Ms. Templeton serves on a number of non-profit organizations, including the John Templeton Foundation, the Templeton World Charities Foundation and the Templeton Religion Trust. She also serves on the Board of Trustees at the Baylor School, the Board of Trustees at the Bright School and the Board of Overseers at the Atlas Economic Research Foundation. Ms. Templeton is the former President of the Southeastern Hedge Fund Association, based in Atlanta, Georgia. She is also the co-author of “Investing the Templeton Way: The Market Beating Strategies of Value Investing’s Legendary Bargain Hunter”, which has been translated into nine languages. Ms. Templeton holds a Bachelor of Arts Degree in Economics from the University of the South, Sewanee.

Mr. Leslie Li Hsien Chang has been serving as an independent director of the Company since September 2020, and has been serving as a director of CSI Solar Co., Ltd. since December 2020. Mr. Chang has been serving as Senior Advisor to CITIC Capital (Holdings) Limited since 2014. Prior to that, Mr. Chang served as a senior corporate executive and board director at several listed companies in Hong Kong. He joined CITIC Pacific limited as General Manager, Finance in 1994 and later became the Executive Director and Deputy Managing Director of the company responsible for the Group’s financial management, accounting, and treasury functions. Mr. Chang also served as the Executive Director and Chief Executive Officer of HKC (Holdings) Limited; Executive Director and Vice Chairman of China Renewable Energy Investment Limited; Alternate Director on the board of Cathay Pacific Airways Limited and Independent Non-Executive Director of Pou Sheng International (Holdings) Limited, among other roles. Mr. Chang started his career after graduating from George Mason University business school in 1984 and joined the New York Office of KPMG. He became a partner of the firm specializing in the financial services industry and served as the Director of the Chinese Practice. Mr. Chang served as a certified public accountant in the State of New York and member of the American Institute of Certified Public Accountants, Chartered Global Management Accountants, and the Hong Kong Institute of Certified Public Accountants.

Mr. Karl E. Olsoni has been serving as an independent director of our Company since June 2020 and was a strategic advisor to the Board of Directors between January 2020 and June 2020. Mr. Olsoni has more than 30 years of international energy sector experience. He is currently an Operating Partner with Quinbrook Infrastructure Partners, an infrastructure fund manager investing in clean energy infrastructure in the United States, the United Kingdom and Australia. He is also a Partner with the kRoad group of companies which invest in battery storage, waste transformation and e-mobility. He previously served as Managing Director of the Clean Energy and Infrastructure team at Capital Dynamics where he and his partners raised and invested approximately $1 billion in clean energy infrastructure projects. Mr. Olsoni was formerly Chief Financial Officer and Senior Vice President of PPM Energy Inc. (now Iberdrola Renewables/Avangrid), a US-based energy company, and Chief Financial Officer of Koch Materials, Inc., a unit of the Koch Industries, Inc. Before that, he spent 16 years with the Southern Company where, among other things, he was part of the original management team that built the Southern Company’s independent power and merchant energy business (Southern Energy, Inc., later Mirant, Inc. and NRG Energy, Inc.) into one of the largest independent power producers in the world. Mr. Olsoni holds a Bachelor of Arts degree in Economics from George Washington University and an MBA from the College of William and Mary.

Mr. Yan Zhuang has been serving as a director of our Company since September 2020. He is also President of CSI Solar Co., Ltd., and has been serving as a director of CSI Solar Co., Ltd. since September 2020. He has served various leadership roles, most recently as our president and chief operating officer, and previously as acting chief executive officer, senior vice president and chief commercial officer, senior vice president of global sales and marketing, and prior to that as our vice president of global sales and marketing. He was an independent director of our company from September 2007 to June 2009. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 20 years. In 2008, he founded and became a director of INS Research and Consulting. Mr. Zhuang was the head of Asia for Hands-on Mobile, Inc., a global media and entertainment company with operations in China, South Korea and India, from 2006 to 2007. He previously served as its senior vice president of business operations and marketing in Asia. Before joining Hands-on Mobile, Inc., he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific regional director of marketing planning and consumer insight. Mr. Zhuang holds a bachelor’s degree in electrical engineering from Northern Jiaotong University, China, a Master of Science degree in applied statistics from the University of Alberta, Canada and a Master of Science degree in marketing management from the University of Guelph, Canada.

Dr. Huifeng Chang has served as our senior vice president and chief financial officer since May 2016, and as a director of our company since September 2020. He has 18 years of experience in capital markets, financial investment and risk management. Before joining us, Dr. Chang was the co-head of Sales & Trading at the U.S. subsidiary of China International Capital Corp (CICC) from 2010 to 2015. Prior to that, he was the CEO of CSOP Asset Management based in Hong Kong from early 2008 to 2010, investing funds from China in the international markets. From 2000 to 2008, Dr. Chang was vice president and an equity proprietary trader at Citigroup Equity Proprietary Investments in New York. Before going to New York, Dr. Chang worked at Kamakura Corp in Hawaii as a risk consultant to banks in Asia. He received a Ph.D. in soil physics and MBA from University of Hawaii in the early 1990s, M.S. degree from Academia Sinica in 1987 and B.S. degree from Nanjing Agricultural University in 1984.

Executive Officer

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

Duties of Directors

Under the BCBCA, our directors are required to manage, or to supervise the management of, the business and affairs of our company. They have a duty of loyalty to act honestly and in good faith with a view to our best interests. They also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

No provision in a contract or in our articles relieves a director or officer from the duty to act in accordance with the BCBCA or from liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to us.

However, a director will not be liable for breaching his or her duty to act in accordance with the BCBCA in certain circumstances if the director relied in good faith on:

●	financial statements of our company represented to the director by an officer or in a written report of the auditor to fairly reflect the financial position of our company;
●	a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person;
●	a statement of fact represented to the director by an officer to be correct, or
●	any record, information or representation that a court considers provides reasonable grounds for the actions of the director, whether or not the record was forged, fraudulently made or inaccurate, or the information or representation was fraudulently made or inaccurate.

B    Compensation of Directors and Executive Officers

Cash Compensation

We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $6.5 million for 2020. Of this amount, we paid approximately $0.6 million to our six independent directors and approximately $5.9 million to our executive officers. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was approximately $0.1 million in 2020.

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

In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 and (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. In June 2020 , the shareholders approved an amendment to the Plan to extend the term of the Plan for a further ten-year period. As a result, the Plan will expire on, and no awards may be granted after, June 30, 2029. As of February 28, 2021, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 18,949,000 common shares, of which 566,190 restricted shares, 3,284,393 options, and 5,914,680 restricted share units (in each case net of forfeitures) have been awarded, leaving 9,183,737 common shares available to be issued.

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

Restricted Shares

The following table summarizes, as of February 28, 2021, the restricted shares that we had granted under the Plan to our employees and certain individuals as a group. We have not granted any restricted shares to our directors and executive officers. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

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

Options

The following table summarizes, as of February 28, 2021, the options that we had granted under the Plan to our directors and certain other individuals. The options granted to our independent directors vest immediately. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

	Common		Common	Common	Common
	Shares		Shares	Shares	Shares	Exercise
	Underlying		Underlying	Underlying	Underlying	Price
	Options		Options	Options	Options	($ per			Date of
Name	Granted		Exercised	Forfeited	Outstanding	Share)		Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		20,000	—	—	3.18		March 12, 2009	—
	25,000		25,000	—	—	11.33		August 27, 2010	—
	18,779		—	—	18,779	9.33		May 20, 2011	May 19, 2021 (3)
Harry E. Ruda	23,300	(1)	23,300	—	—	8.31	(2)	August 14, 2011	—
	23,300	(1)	23,300	—	—	3.03	(2)	June 11, 2012	—
	23,300	(1)	23,300	—	—	8.29	(2)	June 7, 2013	—
Yan Zhuang	23,300	(1)	23,300	—	—	7.36		September 24, 2007	—
	23,300	(1)	—	23,300	—	41.75		June 26, 2008	—
	80,000		80,000	—	—	9.37		May 23, 2009	—
	15,000		15,000	—	—	11.33		August 27, 2010	—
	11,268		11,268	—	—	9.33		May 20, 2011	—
Directors as a Group	266,547		244,468	23,300	18,779
Employees:
Hanbing Zhang	46,600		46,600	—	—	4.29		July 28, 2006	—
	6,000		6,000	—	—	3.18		March 12, 2009	—
	12,000		12,000	—	—	11.33		August 27, 2010	—
	7,512		—	—	7,512	9.33		May 20, 2011	May 19, 2021 (3)
Other employees and certain individuals as a group	4,389,731		2,948,034	1,421,697	—	2.12 to 46.28		Various dates from May 30, 2006 to June 7, 2013	Various dates from May 29, 2016 to June 6, 2023
Total Options	4,728,390		3,257,102	1,444,997	26,291
(1)	Vest immediately upon the date of grant.
(2)	Exercise price equal to the average of the trading prices of the common shares for the 20 trading days preceding the date of grant.
(3)	On March 18, 2021, the Compensation Committee of the Board extended the expiration date of these awards to May 20, 2023.

Restricted Share Units

The following table summarizes, as of February 28, 2021, the restricted share units that we had granted under the Plan to our directors, executive officers and certain other individuals.

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011
	13,706	(2)	13,706	—	May 20, 2011
	75,075	(2)	75,075	—	March 16, 2012
	67,024	(2)	67,024	—	March 9, 2013
	11,983	(2)	11,983	—	May 4, 2014
	8,274	(2)	8,274	—	May 3, 2015
	20,216	(2)	20,216	—	July 8, 2016
	121,951	(3)	121,951	—	November 6, 2016
	22,607	(2)	16,955	—	May 17, 2017
	77,289	(3)	77,289	—	November 5, 2017
	18,018	(2)	9,009	—	May 13, 2018
	83,805	(3)	83,805	—	November 10, 2018
	15,690	(2)	3,922	—	May 13, 2019
	26,691	(3)	26,691	—	November 9, 2019
	15,748	(2)	—	—	May 23, 2020
	11,924	(2)	—	—	August 22, 2020
	26,073	(4)	26,073	—	December 30, 2020
Huifeng Chang	23,340	(2)	23,340	—	May 8, 2016
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	11,304	—	May 17, 2017
	12,012	(2)	6,006	—	May 13, 2018
	10,460	(2)	2,615	—	May 13, 2019
	3,923	(1)	3,923	—	May 13, 2019
	10,499	(2)	—	—	May 23, 2020
	7,949	(2)	—	—	August 22, 2020
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011
	8,224	(2)	8,224	—	May 20, 2011
	45,045	(2)	45,045	—	March 16, 2012
	40,214	(2)	40,214	—	March 9, 2013
	7,988	(2)	7,988	—	May 4, 2014
	5,516	(2)	5,516	—	May 3, 2015
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	11,304	—	May 17, 2017
	12,012	(2)	6,006	—	May 13, 2018
	10,460	(2)	2,615	—	May 13, 2019
	5,230	(1)	5,230	—	May 13, 2019
	15,748	(2)	—	—	May 23, 2020
	11,924	(2)	—	—	August 22, 2020

	Restricted	Restricted	Restricted
	Share Units	Share Units	Share Units
Name	Granted	Vested	Forfeited	Date of Grant
Harry E. Ruda	1,020	1,020	—	July 1, 2014
	800	800	—	October 1, 2014
	1,274	1,274	—	January 1, 2015
	880	880	—	April 1, 2015
	993	993	—	July 1, 2015
	1,820	1,820	—	October 1, 2015
	1,033	1,033	—	January 1, 2016
	1,572	1,572	—	April 1, 2016
	2,051	2,051	—	July 1, 2016
	2,228	2,228	—	October 1, 2016
	2,411	2,411	—	January 1, 2017
	2,562	2,562	—	April 1, 2017
	1,901	1,901	—	July 1, 2017
	1,818	1,818	—	October 1, 2017
	1,767	1,767	—	January 1, 2018
	1,802	—	—	April 1, 2018
	2,458	—	—	July 1, 2018
	2,056	—	—	October 1, 2018
	2,096	—	—	January 1, 2019
	1,623	—	—	April 1, 2019
	1,381	—	—	July 1, 2019
	1,486	—	—	October 1, 2019
	1,361	—	—	January 1, 2020
	1,883	—	—	April 1, 2020
	1,587	—	—	July 1, 2020
	908	—	—	October 1, 2020
	588	—	—	January 1, 2021
Andrew (Luen Cheung) Wong	610	610	—	August 7, 2014
	800	800	—	October 1, 2014
	1,274	1,274	—	January 1, 2015
	880	880	—	April 1, 2015
	993	993	—	July 1, 2015
	1,820	1,820	—	October 1, 2015
	1,033	1,033	—	January 1, 2016
	1,572	1,572	—	April 1, 2016
	2,051	2,051	—	July 1, 2016
	2,228	2,228	—	October 1, 2016
	2,411	2,411	—	January 1, 2017
	2,562	2,562	—	April 1, 2017
	1,901	1,901	—	July 1, 2017
	1,818	1,818	—	October 1, 2017
	1,767	1,767	—	January 1, 2018
	1,802	—	—	April 1, 2018
	2,458	—	—	July 1, 2018
	2,056	—	—	October 1, 2018
	2,096	—	—	January 1, 2019
	1,623	—	—	April 1, 2019
	1,381	—	—	July 1, 2019
	1,486	—	—	October 1, 2019
	1,361	—	—	January 1, 2020
	1,883	—	—	April 1, 2020
	1,587	—	—	July 1, 2020
	908	—	—	October 1, 2020
	588	—	—	January 1, 2021
Arthur (Lap Tat) Wong	559	—	—	March 8, 2019
	1,623	—	—	April 1, 2019

	1,381	—	—	July 1, 2019
	1,486	—	—	October 1, 2019
	1,361	—	—	January 1, 2020
	1,883	—	—	April 1, 2020
	1,587	—	—	July 1, 2020
	908	—	—	October 1, 2020
	588	—	—	January 1, 2021
Lauren C. Templeton	1,361	—	—	January 1, 2020
	1,883	—	—	April 1, 2020
	1,587	—	—	July 1, 2020
	908	—	—	October 1, 2020
	588	—	—	January 1, 2021
Karl E. Olsoni	1,021	—	—	January 1, 2020
	1,412	—	—	April 1, 2020
	1,587	—	—	July 1, 2020
	908	—	—	October 1, 2020
	588	—	—	January 1, 2021
Leslie Li Hsien Chang	908	—	—	October 1, 2020
	588	—	—	January 1, 2021
Directors as a group	1,023,457	824,825	—

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Executive Officer
Jianyi Zhang	25,934	(2)	25,934	—	May 8, 2016
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	11,304	—	May 17, 2017
	12,012	(2)	6,006	—	May 13, 2018
	10,460	(2)	2,615	—	May 13, 2019
	10,499	(2)	—	—	May 23, 2020
	7,949	(2)	—	—	August 22, 2020
Executive Officer	95,403		59,336	—

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Employees
Hanbing Zhang	1,538	(1)	1,538	—	May 8, 2011
	5,482	(2)	5,482	—	May 20, 2011
	21,021	(2)	21,021	—	March 16, 2012
	18,767	(2)	18,767	—	March 9, 2013
	2,796	(2)	2,796	—	May 4, 2014
	2,344	(2)	2,344	—	May 3, 2015
	4,717	(2)	4,717	—	July 8, 2016
	5,275	(2)	3,956	—	May 17, 2017
	4,204	(2)	2,102	—	May 13, 2018
	3,661	(2)	915	—	May 13, 2019
	5,249	(2)	—	—	May 23, 2020
	3,975	(2)	—	—	August 22, 2020
Other employees and certain individuals as a group	6,443,770	(5)	4,283,334	2,670,781	Various dates from May 8, 2011 to December 17, 2019
	976,983	(5)	14,720	33,181	Various dates from January 1, 2020 to January 1, 2021
Total Restricted Share Units	8,618,642		5,245,853	2,703,962
(1)	Vest over a one-year period from the date of grant.
(2)	Vest over a four-year period from the date of grant.
(3)	Vest over an eight-quarter period from date of grant.
(4)	Vest immediately upon the date of grant.
(5)	13,844 restricted share units granted on May 8, 2011 vested over one-year period from the date of grant. 126,036 restricted share units granted on August 11, 2013 vested immediately upon the date of grant. The other restricted share units granted vest over a four-year period from the date of grant.

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

C    Board Practices

In 2020, our board of directors held 16 meetings and passed 38 resolutions by unanimous written consent.

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

Audit Committee

Our audit committee consists of Messrs. Arthur (Lap Tat) Wong, Olsoni and Ms. Templeton and is chaired by Mr. Arthur (Lap Tat) Wong. Mr. Arthur (Lap Tat) Wong qualifies as an “audit committee financial expert” as required by the SEC. Each of Messrs. Olsoni and Ms. Templeton is “financially literate” as required by the Nasdaq rules. Each of the members of our audit committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

In 2020, our audit committee held 5 meetings, and did not pass any resolution by unanimous written consent.

Compensation Committee

Our compensation committee consists of Messrs. Ruda, Olsoni and Andrew (Luen Cheung) Wong and is chaired by Mr. Andrew (Leun Cheung) Wong. Each of the members of our compensation committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2020, our compensation committee held 8 meetings and passed 1 resolution by unanimous written consent.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Ruda, Andrew (Luen Cheung) Wong and Arthur (Lap Tat) Wong and Ms. Templeton and is chaired by Ms. Templeton. Each of the members of our nominating and corporate governance committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In 2020, our nominating and corporate governance committee held 9 meetings and did not pass any resolutions by unanimous written consent.

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

In 2020, our research and development committee held 1 meeting and did not pass any resolutions by unanimous written consent.

Interested Transactions

Under the BCBCA, a director or senior officer of a company holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the company, (b) the company has entered, or proposes to enter, into the contract or transaction, and (c) either the director or senior officer has a material interest in the contract or transaction, or the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution to approve that contract or transaction. Further, subject to the BCBCA, generally a director or senior officer of the company is liable to account to the company for any profit that accrues to him or her under or as a result of a contract or transaction in which he or she holds a disclosable interest. However in certain circumstances a director or senior officer of the company will not be liable to account for and may retain any such profit including if the contract or transaction is approved by the directors after the nature and extent of the disclosable interest has been disclosed to the directors, or if the contract or transaction is approved by a special resolution of the shareholders after the nature and extent of the disclosable interest has been disclosed to the shareholders entitled to vote on that resolution. The disclosure of the nature and extent of a disclosable interest may be made to the company in writing or be evidenced in a consent resolution, the minutes of a meeting or other record deposited in the company’s records office.

In 2020, we did not enter into any interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Remuneration and Borrowing

Our directors may determine the remuneration to be paid to them. The compensation committee will assist the directors in reviewing and approving the compensation structure for our directors.

Our articles provide that our board of directors may from time to time on behalf of our company (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of ours or any other person, and at any discount or premium and on such terms as they consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of our company.

Qualification

Each of our independent directors is asked to hold common shares and/or restricted share units having a value which is at least five times the director’s annual cash retainer and to satisfy this requirement before three years after he or she becomes a director.

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

Indemnification of Directors and Officers

Under Division 5 of Part 5 of the BCBCA, we may indemnify any present or former director or officer or an individual who acts or has acted at our request as a director or officer, or an individual acting in a similar capacity, of another corporation or entity, against all judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, a proceeding in which any such director, officer or other individual, by reason of him or her being or having been a director of officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. In addition we may, after the final disposition of any such proceeding, pay the expenses actually and reasonably incurred by any such director, officer or other individual in respect of that proceeding, or in certain circumstances we may pay such expenses as they are incurred. However, Division 5 of Part 5 of the BCBCA also provides that we must not provide such indemnification or payment of expenses in certain circumstances including if, in relation to the subject matter of the proceeding, such director, officer or other individual did not act honestly and in good faith with a view to our best interests, or, as the case may be, to the best interests of the associated corporation, and if, in the case of a proceeding other than a civil proceeding, such director, officer or other individual did not have reasonable grounds for believing that his or her conduct was lawful.

Under our articles, our board of directors must cause us to indemnify our directors and officers and former directors and officers, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the BCBCA.

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

D    Employees

As of December 31, 2018, 2019 and 2020, we had 12,442, 13,478 and 12,774 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2020.

	As of December 31, 2020
	Number of Employees	Percentage of Total
Manufacturing	10,240	80.2%
General and administrative	1,245	9.7%
Research and development	408	3.2%
Sales and marketing	881	6.9%
Total	12,774	100.0%

As of December 31, 2020, we had 2,091 employees at our facilities in Suzhou, 2,452 employees at our facilities in Changshu, 1,817 employees at our facilities in Luoyang, 2,290 employees at our facilities in Yancheng, 686 employees at our facilities in Baotou, 408 employees at our facilities in Jiaxing, 154 employees at our facilities in Suqian, and 2,876 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, South Korea, Hong Kong, Taiwan, India, Indonesia, Israel, Thailand, Vietnam, Brazil, United Arab Emirates, South Africa, the Americas and the EU (which includes Germany, Italy, Netherlands, United Kingdom and Spain). Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

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

E    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2021, the latest practicable date, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on the 59,865,245 common shares outstanding, as of February 28, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from February 28, 2021, including through the vesting of any restricted share unit, the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially
	Owned(1)
	Number	%
Directors and Executive Officers: (2)
Shawn (Xiaohua) Qu (3)	13,825,523	23.1%
Harry E. Ruda (4)	19,249	*
Andrew (Luen Cheung) Wong (5)	3,568	*
All Directors and Executive Officers as a Group	13,848,340	23.1%
Principal Shareholders:
BlackRock, Inc. (6)	6,821,417	11.4%
Invesco Ltd. (7)	3,470,643	5.8%

*     The person beneficially owns less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The business address of our directors and executive officers is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.
(3)	Comprises 13,799,232 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu and 26,291 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang within 60 days from February 28, 2021.
(4)	Comprises 17,447 common shares directly held by Dr. Ruda and 1,802 common shares issuable upon vesting of restricted share units held by Dr. Ruda within 60 days from February 28, 2021.
(5)	Comprises 1,766 common shares directly held by Mr. Andrew (Luen Cheung) Wong and 1,802 shares issuable upon vesting of restricted share units held by Mr. Andrew (Luen Cheung) Wong within 60 days from February 28, 2021.
(6)	Represents 6,821,417 common shares owned by BlackRock, Inc., as reported on Schedule 13G filed by BlackRock, Inc. on January 8, 2021. The percentage of beneficial ownership was calculated based on the total number of our common shares as of February 28, 2021. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(7)	Represents 3,470,643 common shares held by Invesco Ltd., as reported on Schedule 13G filed by Invesco Ltd. on February 16, 2021. The percentage of beneficial ownership was calculated based on the total number of our common shares as of February 28, 2021. The principal business address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

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

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B    Related Party Transactions

Guarantees and Loans

Dr. Shawn Qu fully guaranteed loan facilities from two Chinese banks of RMB1,270 million ($185 million), RMB1,420 million ($204 million) and RMB135 million ($21 million) in 2018, 2019 and 2020, respectively. Amounts drawn down under the facilities as at December 31, 2018, 2019 and 2020 were $156.0 million, $82.9 million and nil, respectively. These guaranteed loan facilities will mature during the period from first quarter of 2021 to the first quarter of 2023. We do not intend to renew these guarantees with, nor seek additional guarantees from, Dr. Shawn Qu in the future.

We granted 83,805, 26,691 and 26,073 restricted share units to Dr. Shawn Qu in 2018, 2019 and 2020, respectively, on account of his having guaranteed these loan facilities.

Sales and Purchase Contracts with Affiliates

In 2020, we sold 2 solar power projects to CSIF, our 14.66% owned affiliate in Japan, in the amount of JPY888.0 million ($8.4 million).

In 2020, we provided asset management services to CSIF in the amount of JPY394.5 million ($3.7 million).

In 2020, we provided O&M services to CSIF in the amount of JPY805.0 million ($7.6 million).

In 2020, we sold modules to Salgueiro I Renewable Energy S.A., Salgueiro II Renewable Energy S.A. and Salgueiro III Renewable Energy S.A., each our 20% owned affiliate in Brazil, in the amounts of $11.6 million, $10.0 million and $9.4 million, respectively.

In 2020, we sold modules to Jaiba 3 Renewable Energy S.A., Jaiba 4 Renewable Energy S.A. and Jaiba 9 Renewable Energy S.A., each our 20% owned affiliate in Brazil, in the amounts of $6.0 million, $3.7 million and $1.4 million, respectively.

In 2020, we purchased raw materials from Luoyang Jiwa New Material Technology Co., Ltd., our 20% owned affiliate, in the amount of RMB31.4 million ($4.5 million).

In 2020, we provided EPC services to Lavras Solar Holding S.A., our 20% owned affiliate in Brazil, in the amount of BRL5.1 million ($1.0 million).

We purchased raw materials from Suzhou iSilver Materials Co., Ltd, our former 14.63% owned affiliate in China. In December 2020, we fully disposed of our ownership of Suzhou iSilver Materials Co., Ltd to an unrelated third party. From January 1, 2020 through the date of disposal, we purchased raw materials in the amount of RMB168.0 million ($24.3 million) from this former affiliate.

We purchased equipment from Suzhou Kzone Equipment Technology Co., Ltd, our former 32% owned affiliate in China. In July 2020, we fully disposed of our ownership of Suzhou Kzone Equipment Technology Co., Ltd to an unrelated third party. From January 1, 2020 through the date of disposal, we purchased raw materials in the amount of RMB7.4 million ($1.0 million) from this former affiliate.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation—Share Incentive Plan.”

C    Interests of Experts and Counsel

Not applicable.

ITEM 8  FINANCIAL INFORMATION

A    Consolidated Statements and Other Financial Information

We have appended audited consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Class Action Lawsuits

In January 2015, the plaintiff in a class action lawsuit filed against us and certain of our executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Court approved a settlement of the action on October 30, 2020. The settlement is no admission of liability or wrongdoing by us or any of the other defendants.

U.S. Antidumping, Countervailing Duty and Safeguard Proceedings

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

As a result of these determinations, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules. The rates applicable to us were 13.94% (antidumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. Several parties challenged the determinations of the USITC in appeals to the CIT. On August 7, 2015, the CIT sustained the USITC’s final determination and on January 22, 2018, the Federal Circuit upheld the CIT’s decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

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

The USDOC published the final results of the second administrative reviews in June 2016 (antidumping duty) and July 2016 (countervailing duty). As a result of these decisions, the antidumping duty rate applicable to us was reduced to 8.52% (from 9.67%) and then to 3.96% (from 8.52%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The antidumping duty rates were appealed to the CIT. The CIT affirmed the USDOC’s second antidumping duty rate. This decision by the CIT was appealed to the Federal Circuit, which in June 2020 reversed the CIT’s decision, in part, and directed the USDOC to reconsider certain issues related to its final determination. The USDOC has submitted its antidumping duty redetermination to the CIT. A decision is expected in mid-2021.

The USDOC published the final results of the third administrative reviews in June 2017 (antidumping duty) and July 2017 (countervailing duty), and later amended in October 2017. As result of these decisions, the duty rates applicable to us were changed to 13.07% (from 8.52%) (antidumping duty) and 18.16% (from 20.94%) (countervailing duty). The assessed rates were appealed to the CIT. The CIT has twice remanded the antidumping duty appeal to the USDOC to consider adjustments to our rate. Pursuant to CIT’s remand orders, the USDOC issued a redetermination. The antidumping duty rate applicable to us was reduced to 4.12% (from 13.07%) and then further to 3.19% (from 4.12%). In June 2020, the CIT issued its third opinion sustaining the USDOC’s remand redetermination. Canadian Solar filed a motion for reconsideration with the CIT advocating for an even lower antidumping duty rate. In September 2020, the CIT granted our motion for reconsideration and remanded to USDOC for further consideration of our antidumping duty rate. The CIT has likewise twice remanded the countervailing duty appeal to the USDOC to consider adjustments to our rate. In August 2020, the CIT sustained USDOC’s second remand redetermination. As a result, our countervailing duty rate was reduced to 7.36% (from 18.16%). There was no further appeal to the Federal Circuit of the USDOC’s countervailing duty redetermination and, therefore, this decision is final.

The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty), with the countervailing duty rate later amended in October 2018. Because we were not subject to the fourth administrative review of the antidumping duty order, our antidumping duty rate remains at 13.07%. Because of these decisions, the countervailing duty rate applicable to us was reduced to 11.59% (from 18.16%). The countervailing duty rates were appealed to the CIT. The CIT remanded the countervailing duty appeal to the USDOC to consider adjustments to our rate. Pursuant to the CIT’s remand orders, the USDOC made a redetermination that reduced our countervailing duty rate to 5.02% (from 11.59%). We appealed the CIT decision to the Federal Circuit to contest USDOC’s continued assessment of a countervailing duty rate related to the alleged electricity subsidy program; a decision is expected in late 2021.

The USDOC published the final results of the fifth administrative reviews in July and August 2019. The antidumping duty rate applicable to us was lowered to 4.06% (from 13.07%). The countervailing duty rate applicable to us was reduced to 9.70% (from 11.59%). The countervailing duty final results were amended to correct ministerial errors in December 2019, but they resulted in no change to our 9.70% rate. The countervailing duty and antidumping duty rates were appealed to the CIT, which is likely to issue decisions in late 2021.

The USDOC published the final results of the sixth administrative reviews in October 2020 and December 2020, and amended final results of the sixth administrative review of the antidumping order in December 2020. In the amended antidumping final results, the antidumping duty rate applicable to us was raised to 95.50% (from 13.07%). USDOC assessed a countervailing duty rate of 12.67% (from 9.70%). The countervailing duty final results were amended to correct ministerial errors in March 2021 and, as a result, our countervailing duty rate was reduced to 11.97% (from 12.67%). The antidumping duty rates were appealed to the CIT, which is likely to issue decisions in late 2021 or early 2022. We did not appeal USDOC’s final results of its sixth administrative review of the countervailing duty order and, therefore, this decision is final and our countervailing duty rate will remain at 11.97%.

The seventh and eighth antidumping duty and countervailing duty administrative reviews were initiated in February 2020 and February 2021 and are currently underway. The USDOC is currently scheduled to release the preliminary results of the seventh administrative reviews on April 16, 2021 (antidumping duty) and April 19, 2021 (countervailing duty). The final results of both the seventh antidumping and countervailing reviews will likely be published in late 2021. USDOC will likely issue preliminary results of the eighth administrative reviews in early 2022. The final results of the seventh and eighth administrative reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S. market.

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

The antidumping cash deposit rate applicable to our Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. We paid all the cash deposits due under these determinations. There is no countervailing duty order on Taiwan Solar 2 products.

The rates at which duties will be assessed and payable are subject to administrative reviews.

The USDOC published the final results of the first administrative reviews in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order). Because we were not subject to the first administrative reviews of the Chinese orders of Solar 2, our duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. Our antidumping duty rates for our Taiwanese CSPV products had ranged from 3.56% to 4.20%, until they were changed to 1.52% to 3.78% in June 2019.

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

The USDOC rescinded the fifth administrative reviews of the Chinese antidumping and countervailing duty orders. Our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The USDOC initiated the fifth administrative review of the Taiwanese antidumping duty order in April 2020, and that review remains ongoing. Certain Canadian Solar entities have filed a no shipment letter for this period of review. The USDOC is scheduled to publish the preliminary results of the fifth administrative review for the Taiwanese antidumping duty order on April 23, 2021. The final results will likely be published in late 2021.

The USDOC is expected to initiate the sixth administrative reviews of the Chinese antidumping and countervailing duty orders soon. No party, however, requested an antidumping or countervailing duty administrative review for any company, including Canadian Solar and, therefore, these reviews should be rescinded. Our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The USDOC is expected to initiate the sixth administrative review of the Taiwanese antidumping duty order soon.

In 2020, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 2 antidumping and countervailing duty orders. In May 2020, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 2 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. The USITC issued an affirmative determination on September 4, 2020, declining to revoke the Solar 2 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 2 orders are expected to remain in effect for an additional five years.

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

On June 13, 2019 and following an abbreviated public comment period, the Office of the U.S. Trade Representative (or USTR) granted an exclusion from the safeguard measure for solar panels comprising solely bifacial solar cells (or bifacial solar panels). In October 2019, USTR determined to withdraw this exclusion. Invenergy Renewables LLC (or Invenergy) promptly contested USTR’s withdrawal determination at the CIT and secured a temporary restraining order against USTR in November 2019. In December 2019, the CIT preliminarily enjoined USTR’s withdrawal due to procedural deficiencies. USTR then sought and was granted a voluntary remand to reconsider its withdrawal determination for bifacial solar panels.

In early 2020, USTR conducted a renewed notice-and-comment process regarding the exclusion for bifacial solar panels from the safeguard measures. In April 2020, USTR again determined that the exclusion for bifacial solar panels should be withdrawn based on the findings of its second notice-and-comment process. Notwithstanding, in May 2020 the CIT denied without prejudice the United States’ motion to dissolve the preliminary injunction and to resume the collection of the safeguard tariff on entries of bifacial modules. USTR appealed the CIT’s interlocutory decision to the Federal Circuit in July 2020, but subsequently dismissed its appeal in January 2021. The United States has continued to litigate the merits of USTR’s April 2020 withdrawal of the bifacial exclusion before the CIT.

In early 2020, the USITC conducted a midterm review of the safeguard order, issuing its monitoring report in February 2020. Additionally, in March 2020, at the request of the USTR, the USITC released a report regarding the probable economic effect on the domestic CSPV cell and module manufacturing industry of modifying the safeguard measure on CSPV products. The USITC found that increasing the tariff-rate quota (TRQ) on CSPV cells (an integral component of CSPV modules) would likely result in a substantial increase in U.S. module producers’ production, capacity utilization, and employment.

The President must consider the USITC’s views but is not required to follow them or to take any action in the safeguard midterm review. On October 10, 2020, President Trump issued Proclamation 10101 pertaining to the midterm review. Proclamation 10101 authorized the following: (1) the revocation of the bifacial module exclusion effective October 25, 2020; (2) the reduction of the safeguard tariff to 18% ad valorem (as opposed to 15% ad valorem as prescribed in the original safeguard measures) effective February 7, 2021; and (3) the delegation to USTR of the President’s authority to ask the USITC to assess whether the safeguard measures should be extended. The President decided not to follow the USITC’s recommendation to increase the TRQ applicable to CSPV cells.

Following the issuance of Proclamation 10101, Invenergy and other plaintiffs (AES Distributed Energy, Inc., Clearway Energy Group LLC, EDF Renewables, Inc. (or EDF), the Solar Energy Industries Association (or SEIA)) sought to challenge the Proclamation and filed motions to amend their complaints with the CIT. The CIT ultimately denied plaintiffs’ motions and refused to extend the bifacial module exclusion beyond October 24, 2020 as a consequence of the Proclamation (as opposed to USTR’s withdrawals). Subsequently, on December 29, 2020, Invenergy and another set of plaintiffs (SEIA, NextEra Energy, Inc., and EDF) commenced new and separate litigation once again challenging Proclamation 10101 in the CIT. This new complaint alleges that the President unlawfully terminated the bifacial module exclusion and revised the safeguard tariff, effective February 7, 2021, to be 18% ad valorem (as opposed to the originally announced 15% ad valorem). This new CIT case has also been assigned to Judge Katzmann, and no substantive decision has been made to date.

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

Canadian Antidumping and Countervailing Duties Expiry Review

On June 3, 2015, the Canada Border Services Agency (CBSA) released final determinations regarding the dumping and subsidization of solar modules and laminates originating from China. The CBSA determined that such goods were dumped and subsidized. The CBSA found Canadian Solar to be a “cooperative exporter” and, as such, ascertained a low (relative to other Chinese exporters) Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal (CITT) determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with such negative impact. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. The CITT may initiate an expiry review pursuant to Subsection 76.03(3) of the Special Import Measures Act (“SIMA”) before the end of 5 years of its finding. If the CITT does not initiate such an expiry review pursuant to Subsection 76.03(3) of SIMA, the finding is deemed to have been rescinded as of the expiry of the five years.

On April 1, 2020, the CITT initiated the preliminary stage of the expiry review regarding the above finding. The expiry review was concluded on March 25, 2021. The CITT determined to continue its aforementioned finding. As a result the Canadian Solar-specific subsidies rate of RMB0.014 per Watt remains unchanged. Such subsidies rate does not have a material negative effect upon our results of operations because we have module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve our Canadian business.

Dividend Policy

We have never declared or paid any dividends on our common shares, nor do we have any present plan to declare or pay any dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject only to the requirements of the BCBCA. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations, earnings, capital requirements, surplus, general financial condition, contractual restrictions, and other factors that our board of directors may deem relevant.

B    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9  THE OFFER AND LISTING

A    Offering and Listing Details

Not applicable.

B    Plan of Distribution

Not applicable.

C    Markets

Our common shares have been listed on the Nasdaq since November 9, 2006 under the symbol ”CSIQ.”

D    Selling Shareholders

Not applicable.

E    Dilution

Not applicable.

F    Expenses of the Issue

Not applicable.

ITEM 10  ADDITIONAL INFORMATION

A    Share Capital

Not applicable.

B    Memorandum and Articles of Association

In July 2020, we filed articles of continuance to change our jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. As a result, we are governed by the BCBCA, and our affairs are governed by our notice of articles and our articles. Our British Columbia incorporation number is C1258489.

The following are summaries of material provisions of our articles. The information set forth in Exhibit 2.2 to this Annual Report on Form 20-F is incorporated herein by reference.

Objects and Purposes of Our Company

Our articles do not contain any stated objects or purposes and do not place any limitations on the business that we may carry on.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that our board of directors may from time to time on behalf of our company (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of ours or any other person, and at any discount or premium and on such terms as they consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Under the BCBCA a director must not be:

●	under eighteen years of age;
●	found by a court, in Canada or elsewhere, to be incapable of managing their own affairs;
●	an undischarged bankrupt; or
●	convicted in or out of the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:
(a)	a court orders otherwise,
(b)	5 years have elapsed since the last to occur of:
(i)	the expiration of the period set for suspension of the passing of sentence without a sentence having been passed;
(ii)	the imposition of a fine;
(iii)	the conclusion of the term of any imprisonment; and
(iv)	the conclusion of the term of any probation imposed, or
(c)	a pardon was granted or issued, or a record suspension was ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect.

Share Rights

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders at a duly called shareholders meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share pro rata in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

Procedures to Change the Rights of Shareholders

Our articles provide that the Company may by resolution of our directors or our shareholders: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide all or any of its unissued or fully paid issued shares without par value; (d) consolidate all or any of its unissued or fully paid issued shares without par value; (e) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; (f) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued; (g) change the name of the Company; or (h) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

An amendment of our articles by shareholders would require the approval of holders of two-thirds of the votes of the Company’s common shares cast at a duly called special meeting.

Shareholder Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Pursuant to the BCBCA, we must hold an annual meeting of our shareholders at least once every calendar year at a time and place determined by the Board, provided that the meeting must not be held later than 15 months after the preceding annual meeting or later than six months after the end of our preceding financial year. A meeting of our shareholders may be held at any place within British Columbia or, if determined by our directors, any location outside British Columbia including, but not limited to, New York, New York, United States of America, Los Angeles, California, United States of America, London, England, and the Hong Kong Special Administrative Region of the People’s Republic of China or Shanghai, the People’s Republic of China.

The BCBCA provides that the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may give notice to the directors requiring them to call a meeting for the purposes stated in the requisition.

Under the BCBCA, unless the corporation’s Articles provide otherwise, a quorum is present at a meeting of shareholders if two shareholders entitled to vote at the meeting are present whether in person or represented by proxy. Our articles provide that, subject to the special rights and restrictions attached to the shares of any affected class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two or more persons, present in person or by proxy and together holding or representing by proxy shares carrying at least 331⁄3 percent of the votes entitled to be voted at the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), and any lawyer or auditor for our company.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company.

C    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Dividend Distribution.”

E    Taxation

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our common shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax consequences, or any state, local and non-United States tax consequences, relating to an investment in our common shares. Except as explicitly described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding our common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, and does not describe any tax consequences arising in respect of the “Foreign Account Tax Compliance Act”, or FATCA, regime.

This discussion applies only to a United States Holder (as defined below) that holds our common shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks and certain other financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;
●	persons that use or are required to use a mark-to-market method of accounting;
●	certain former citizens or residents of the United States subject to Section 877 of the Code;
●	entities subject to the United States anti-inversion rules;
●	tax-exempt organizations and entities;
●	persons subject to the alternative minimum tax provisions of the Code;
●	persons whose functional currency is other than the United States dollar;
●	persons holding common shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own common shares representing 10% or more of our total voting power or value;
●	persons who acquired common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	partnerships or other pass-through entities, or persons holding common shares through such entities;
●	persons required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement; or
●	persons that held, directly, indirectly or by attribution, common shares or other ownership interest in us prior to our initial public offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership holding our common shares, or a partner in such a partnership, should consult its tax advisors regarding the tax consequences of investing in and holding our common shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our common shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to our common shares (including any amounts withheld to reflect Canadian or PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (a) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States or (b) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our common shares are, but we cannot guarantee that our common shares will always be so listed. In addition, we may be eligible for the benefits of the income tax treaty between the United States and Canada, or, if we are treated as a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation”) then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay to certain non-corporate United States Holders on our common shares would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the common shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F.

Any Canadian or PRC withholding taxes imposed on dividends paid to you with respect to our common shares (at a rate not exceeding any applicable treaty rate in the case of a United States Holder that is eligible for the benefits of a relevant treaty) generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit, dividends paid to you with respect to the common shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

The amount of any dividend paid in currency other than the United States dollar will be the dividend’s United States dollar value calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into United States dollars. A United States Holder may have foreign currency gain or loss, which generally will be United States source ordinary income or loss, if any dividend is converted into United States dollars after the date of receipt.

Disposition of the Common Shares

You will recognize gain or loss on a sale or exchange of our common shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the common shares. Subject to the discussion under “-Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the common share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our common shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our common shares (see “—People’s Republic of China Taxation”) then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

A United States Holder that receives currency other than the United States dollar upon the sale or other disposition of our common shares generally will realize an amount equal to the United States dollar value of the foreign currency on the date of such sale or other disposition or, if our common shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date. If a United States Holder is not able to treat the settlement date as the realization date, the United States Holder generally will recognize currency gain or loss if the United States dollar value of the currency received on the settlement date differs from the amount realized. A United States Holder will have a tax basis in the currency received equal to the United States dollar amount at the spot rate on the settlement date. Generally, any gain or loss realized by a United States Holder on a subsequent conversion or disposition of such currency will be United States source ordinary income or loss.

Passive Foreign Investment Company

Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2020. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of our gross income for such year is passive income; or
●	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, rents and gains from commodities transactions (other than certain royalties, rents and commodities gains derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. We hold a substantial amount of cash and other assets treated as producing passive income and if the percentage of our assets treated as producing passive income increases, we may be more likely to be a PFIC for the current or one or more future taxable years.

Changes in the nature or composition of our income or assets may cause us to be more likely to be a PFIC. The determination of whether we will be a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of the common shares from time to time, which may be volatile) and by how, and how quickly, we spend our liquid assets and the cash we generate from our operations. Among other matters, if our market capitalization declines, we may be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach (including, if relevant, any approach taken with respect to our market capitalization) are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current taxable year or one or more future taxable years.

If we are a PFIC for any taxable year during your holding period for our common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the common shares. If such election is made, you will be deemed to have sold the common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your common shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of the common shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during your holding period for our common shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the common shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year during your holding period for our common shares and any of our non-United States subsidiaries or other corporate entities in which we directly or indirectly own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower-tier PFIC) for purposes of the application of these rules. You should consult your tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during your holding period for our common shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the common shares as ordinary income under a mark-to-market method, provided that the common shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our common shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, as long as our common shares are regularly traded, and you are a holder of such common shares, we expect that the mark-to-market election would be available to you, if we become a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market election with respect to our common shares may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our common shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your tax advisor regarding the application of the PFIC rules to your ownership and disposition of the common shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our common shares, and the proceeds from the sale or exchange of our common shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which your common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

F    Dividends and Paying Agents

Not applicable.

G    Statement by Experts

Not applicable.

H    Documents on Display

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

I    Subsidiary Information

For a listing of our major subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business transactions are curried out in various currencies. The majority of our sales in 2020 are denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars and Canadian dollars, while a substantial portion of our costs and expenses are denominated in Renminbi and U.S. dollars. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars and Japanese yen. These transactions involve sales, purchases, borrowings, and investments in currencies other than the functional currencies of different companies in CSI. Therefore, fluctuations in currency exchange rates could have a significant impact on the cash flows we expect to receive or pay. The fluctuations in exchange rates could cause us significant foreign currency transaction risk. We recorded a foreign exchange gain of $10.4 million and a foreign exchange loss of $64.8 million in 2019 and 2020, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Since 2008, we have hedged part of our foreign currency exposures against the U.S. dollar using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. We incurred a loss on change in foreign currency derivatives of $21.3 million in 2019 and a gain on change in foreign currency derivatives of $51.2 million in 2020. The gains or losses on change in foreign currency derivatives are related to our hedging program.

As of December 31, 2020, we had approximately $638.7 million equivalent of monetary net liabilities balances denominated in various transactional currencies. A 10% appreciation or depreciation of these transactional currencies against their corresponding functional currencies would have an impact of approximately $64 million on our foreign exchange loss or gain, excluding the effect of our hedging activities.

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

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2018, 2019 and 2020.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A    Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of shareholders, which remain unchanged.

B    Use of Proceeds

Not applicable.

ITEM 15   CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2020, has also audited the effectiveness of internal control over financial reporting as of December 31, 2020.

Report of the Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Canadian Solar Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the ”Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 19, 2021, expressed an unqualified opinion on those financial statements.

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
April 19, 2021

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees (in whole U.S. dollars) by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended
	December 31,
	2019	2020
Audit fees(1)	$1,830,000	$1,830,000
Audit related fees(2)	$512,862	$876,993
Tax fees(3)	$116,132	$7,549
All other fees(4)	$544,709	$210,578
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)	“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with bond and equity offerings, statutory audits of our subsidiary companies, quarterly reviews and other related services. In 2019, “Audit related fees” included approximately $0.5 million for the statutory audits of our subsidiary companies. In 2020, “Audit related fees” included approximately $0.9 million for the statutory audits of our subsidiary companies.
(3)	“Tax fees” of 2019 and 2020 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.
(4)	“All other fees”, refers to the consulting service for CRM consulting service.

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

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 19, 2019, we announced a $150 million share repurchase program for a six-month period beginning December 9, 2019 and ending June 8, 2020. We have fully executed the program as of the date of this report, and repurchased 990,846 shares in total under this share repurchase plan. These repurchased shares have been cancelled and retired.

The following table sets forth information about our purchase of outstanding treasury stocks from January 1, 2020 to the date of this annual report:

				(d) Maximum
				Approximate
				Dollar Value of
			(c) Total Number of	Treasury Stocks
	(a) Total	(b) Average	Treasury Stocks	That May Yet Be
	Number of	Price Paid	Purchased as Part of	Purchased Under
	Treasury Stocks	Per Treasury	Publicly Announced	the Plans or
Period	Purchased	Stocks	Plans or Programs	Program
		$		US$ in thousands
January 2020	91,424	21.88	91,424	136,154
March 2020	289,906	13.67	289,906	132,191
Total	381,330	15.64	381,330

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G   CORPORATE GOVERNANCE

None.

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18   FINANCIAL STATEMENTS

The consolidated financial statements of Canadian Solar Inc. are included at the end of this annual report.

ITEM 19   EXHIBITS

Exhibit Number	Description of Document
1.1*	Notice of Articles, Certificate of Continuation and the Articles of Canadian Solar Inc.
2.1*	Registrant’s Specimen Certificate for Common Shares
2.2*	Description of Securities of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
2.3*	Indenture, dated as of September 15, 2020, between Canadian Solar Inc. and The Bank of New York Mellon, as trustee
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

8.1*	List of Major Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101*	Financial information from registrant for the year ended December 31, 2020 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2019 and 2020; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2019, 2019 and 2020; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2018, 2019 and 2020; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2019 and 2020; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

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
Title: Director and
Chief Financial Officer

Date: April 19, 2021

CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2020, the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition -sales of solar power projects - Refer to Note 2 (w) to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from the sale of a solar power project at the point in time when a customer obtains control of the solar power project. The dollar amount of revenues from the sale of solar power projects was $801,294 thousand for the year ended December 31, 2020. The solar power projects are often held in separate legal entities which are formed for the special purpose of constructing the solar power projects, which the Company refers to as “project companies”. Management of the Company use its judgment to determine whether deconsolidation of the project companies is appropriate upon transfer of equity interest to the customers, to identify performance obligations, and to estimate the variable consideration, if any, as part of the transaction price.

We identified revenue recognition for sales of solar power projects as a critical audit matter because of the judgments necessary for management to determine whether it may derecognize the project companies according to Accounting Standard Codification (“ASC”) 810-10, to identify performance obligations, and to estimate the variable consideration as part of transaction price according to ASC 606. This requires a high degree of auditor judgment when performing audit procedures to evaluate management’s conclusion of the aforementioned judgmental areas.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s conclusion of de-recognition of the project companies, identification of performance obligations and estimation of variable consideration included the following, among others:

●	We tested the effectiveness of controls over revenue recognition for sales of solar power projects, including management’s controls over the conclusion with respect to de-recognition of the project companies, identification of performance obligation and estimation of variable consideration.

●	We selected a sample of solar power project sales and performed the following:

o	Evaluated whether the fact patterns within the contracts and other relevant documents were properly included in management’s assessment in accordance with ASC 810-10.
o	Evaluated management’s accounting analysis in terms of whether the identification of performance obligations, and determination of transaction price, including estimation of variable consideration, if any, is conducted in accordance with ASC 606.
o	Tested the mathematical accuracy of management’s calculation of revenue for each performance obligation that can be recognized in a given period.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

April 19, 2021

We have served as the Company’s auditor since 2006.

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2020

	(In Thousands of U.S. Dollars,
	except share data)
ASSETS
(Including balances in variable interest entities, see Note 10)
Current assets:
Cash and cash equivalents	668,770	1,178,752
Restricted cash	526,723	458,334
Accounts receivable trade, net of allowance of $29,545 and $40,293 as of December 31, 2019 and 2020, respectively	436,815	408,958
Accounts receivable, unbilled	15,256	28,461
Amounts due from related parties	31,232	5,834
Inventories	554,070	695,981
Value added tax recoverable	108,920	102,460
Advances to suppliers, net of allowance of $7,222 and $5,845 as of December 31, 2019 and 2020, respectively	47,978	182,146
Derivative assets	5,547	23,351
Project assets	604,083	747,764
Prepaid expenses and other current assets	253,542	353,781
Total current assets	3,252,936	4,185,822
Restricted cash	9,927	2,629
Property, plant and equipment, net	1,046,035	1,157,731
Solar power systems, net	52,957	158,262
Deferred tax assets, net	153,963	170,656
Advances to suppliers, net of allowance of $13,059 and $13,855 as of December 31, 2019 and 2020, respectively	40,897	97,173
Prepaid land use rights	60,836	62,414
Investments in affiliates	152,828	78,291
Intangible assets, net	22,791	22,429
Project assets	483,051	389,702
Right-of-use assets	37,733	26,793
Other non-current assets	153,253	184,952
TOTAL ASSETS	5,467,207	6,536,854
LIABILITIES AND EQUITY
(Including balances in variable interest entities, see Note 10)
Current liabilities:
Short-term borrowings, including long-term borrowings - current portion	933,120	1,202,285
Long-term borrowings on project assets — current	286,173	198,794
Accounts payable	585,601	514,742
Short-term notes payable	544,991	710,636
Amounts due to related parties	10,077	314
Other payables	446,454	508,839
Advances from customers	134,806	189,470
Derivative liabilities	10,481	10,755
Operating lease liabilities	18,767	15,204
Other current liabilities	121,527	237,316
Total current liabilities	3,091,997	3,588,355
Accrued warranty costs	55,878	37,732
Long-term borrowings	619,477	446,090
Convertible notes	—	223,214
Derivative liabilities	1,841	—
Liability for uncertain tax positions	15,353	14,729
Deferred tax liabilities	56,463	49,080
Loss contingency accruals	28,513	26,458
Operating lease liabilities	20,718	13,232
Financing liabilities	76,575	81,871
Other non-current liabilities	75,334	163,308
TOTAL LIABILITIES	4,042,149	4,644,069
Commitments and contingencies (Note 21)
Equity:
Common shares – no par value: unlimited authorized shares, 59,371,684 and 59,820,384 shares issued and outstanding at December 31, 2019 and 2020, respectively	703,806	687,033
Treasury stock, at cost, 609,516 and nil common shares as of December 31, 2019 and 2020, respectively	(11,845)	—
Additional paid-in capital	17,179	(28,236)
Retained earnings	793,601	940,304
Accumulated other comprehensive loss	(109,607)	(28,679)
Total Canadian Solar Inc. shareholders’ equity	1,393,134	1,570,422
Non-controlling interests in subsidiaries	31,924	322,363
TOTAL EQUITY	1,425,058	1,892,785
TOTAL LIABILITIES AND EQUITY	5,467,207	6,536,854

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars, except share and per share data)
Net revenues:
–Non-related parties	3,624,687	3,101,113	3,413,769
–Related parties	119,825	99,470	62,726
Total net revenues	3,744,512	3,200,583	3,476,495
Cost of revenues:
–Non-related parties	2,894,611	2,424,476	2,756,687
–Related parties	74,819	57,610	29,894
Total cost of revenues	2,969,430	2,482,086	2,786,581
Gross profit	775,082	718,497	689,914
Operating expenses:
Selling and distribution expenses	165,402	180,326	224,243
General and administrative expenses	245,376	242,783	225,597
Research and development expenses	44,193	47,045	45,167
Other operating income, net	(44,546)	(10,536)	(25,523)
Total operating expenses, net	410,425	459,618	469,484
Income from operations	364,657	258,879	220,430
Other income (expenses):
Interest expense	(106,032)	(81,326)	(71,874)
Interest income	11,207	12,039	9,306
Gain (loss) on change in fair value of derivatives, net	(19,230)	(22,218)	50,001
Foreign exchange gain (loss)	6,529	10,370	(64,820)
Investment income (loss)	41,361	1,929	(8,559)
Other expenses, net	(66,165)	(79,206)	(85,946)
Income before income taxes and equity in earnings of unconsolidated investees	298,492	179,673	134,484
Income tax benefit (expense)	(61,969)	(42,066)	1,983
Equity in earnings of unconsolidated investees	5,908	28,948	10,779
Net income	242,431	166,555	147,246
Less: net income (loss) attributable to non-controlling interests	5,361	(5,030)	543
Net income attributable to Canadian Solar Inc.	237,070	171,585	146,703
Earnings per share — basic	$4.02	$2.88	$2.46
Shares used in computation — basic	58,914,540	59,633,855	59,575,898
Earnings per share — diluted	$3.88	$2.83	$2.38
Shares used in computation — diluted	62,291,670	60,777,696	62,306,819

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars)
Net income	242,431	166,555	147,246
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	(50,577)	319	76,188
Gain on commodity hedge	953	—	—
Gain (loss) on interest rate swap	5,141	(5,847)	10,724
De-recognition of commodity hedge and interest rate swap	(8,752)	—	(4,115)
Comprehensive income	189,196	161,027	230,043
Less: comprehensive income (loss) attributable to non-controlling interests	8,241	(11,100)	2,412
Comprehensive income attributable to Canadian Solar Inc.	180,955	172,127	227,631

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

							Accumulated	Earnings
					Additional		Other	Attributable to	Non-
	Common		Treasury		Paid-in	Retained	Comprehensive	Canadian	Controlling	Total
	Shares		Stock		Capital	Earnings	Income (Loss)	Solar Inc.	Interests	Equity
	Number	$	Number	$	$	$	$	$	$	$

	(In Thousands of U.S. Dollars, except share data)
Balance at December 31, 2017	58,496,685	702,162	—	—	417	383,681	(54,034)	1,032,226	27,549	1,059,775
Net income	—	—	—	—	—	237,070	—	237,070	5,361	242,431
Foreign currency translation adjustment	—	—	—	—	—	—	(53,457)	(53,457)	2,880	(50,577)
Cumulative-effect adjustment for the adoption of ASU 2014-09	—	—	—	—	—	1,265	—	1,265	—	1,265
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	7,703	7,703
Acquisition of non-controlling interest’s ownership	—	—	—	—	—	—	—	—	(6,591)	(6,591)
Transfer of equity interest in subsidiaries to non-controlling shareholders	—	—	—	—	—	—	—	—	10,470	10,470
Share-based compensation	—	—	—	—	10,258	—	—	10,258	—	10,258
Exercise of share options and RSUs	683,939	769	—	—	—	—	—	769	—	769
De-recognition of derivatives	—	—	—	—	—	—	(8,752)	(8,752)	—	(8,752)
Fair value change on derivatives	—	—	—	—	—	—	6,094	6,094	—	6,094
Balance at December 31, 2018	59,180,624	702,931	—	—	10,675	622,016	(110,149)	1,225,473	47,372	1,272,845
Net income (loss)	—	—	—	—	—	171,585	—	171,585	(5,030)	166,555
Foreign currency translation adjustment	—	—	—	—	—	—	6,389	6,389	(6,070)	319
Acquisition of non-controlling interest’s ownership	—	—	—	—	(4,178)	—	—	(4,178)	(9,998)	(14,176)
Repurchase of common shares(1)	(609,516)	—	609,516	(11,845)	—	—	—	(11,845)	—	(11,845)
Share-based compensation	—	—	—	—	10,682	—	—	10,682	—	10,682
Exercise of share options and RSUs	800,576	875	—	—	—	—	—	875	—	875
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	5,650	5,650
Fair value change on derivatives	—	—	—	—	—	—	(5,847)	(5,847)	—	(5,847)
Balance at December 31, 2019	59,371,684	703,806	609,516	(11,845)	17,179	793,601	(109,607)	1,393,134	31,924	1,425,058
Net income	—	—	—	—	—	146,703	—	146,703	543	147,246
Foreign currency translation adjustment	—	—	—	—	—	—	74,319	74,319	1,869	76,188
Acquisition of non-controlling interest’s ownership	—	—	—	—	(8,414)	—	—	(8,414)	0	(8,414)
Repurchase of common shares(2)	(381,330)	—	381,330	(5,963)	—	—	—	(5,963)	—	(5,963)
Retirement of treasury stock(1) (2)	—	(17,808)	(990,846)	17,808	—	—	—	—	—	—
Share-based compensation	—	—	—	—	12,350	—	—	12,350	—	12,350
Exercise of share options and RSUs	830,030	1,035	—	—	—	—	—	1,035	—	1,035
Transfer of equity interest in subsidiaries to non-controlling shareholders (3)	—	—	—	—	(49,351)	—	—	(49,351)	273,904	224,553
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	14,123	14,123
De-recognition of derivatives	—	—	—	—	—	—	(4,115)	(4,115)	—	(4,115)
Fair value change on derivatives	—	—	—	—	—	—	10,724	10,724	—	10,724
Balance at December 31, 2020	59,820,384	687,033	—	—	(28,236)	940,304	(28,679)	1,570,422	322,363	1,892,785

(1)   Following the share repurchase plan authorized by the Board Directors on December 9, 2019, the Company repurchased 609,516 outstanding shares with total costs of $11,845 in December 2019. The Company retired all outstanding shares repurchased during 2020.

(2)   Following the share repurchase plan authorized by the Board Directors on December 9, 2019, the Company repurchased 91,424 and 289,906 outstanding shares with total costs of $2,000 and $3,963 in January 2020 and March 2020, respectively. The Company retired all outstanding shares repurchased during 2020.

(3)   On September 30, 2020, the Company announced a RMB1.78 billion (approximately $261,332) capital raising for CSI Solar Co., Ltd., to qualify it for the planned carve-out IPO in China and bring in leading institutional investors and strategic partners. Refer to Note 1 to the consolidated financial statements for further information.

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars)
Operating activities:
Net income	242,431	166,555	147,246
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	129,256	159,723	209,118
Accretion of convertible notes	—	—	388
Loss (gain) on disposal of property, plant and equipment	2,565	1,227	(253)
Gain on disposal of solar power systems	(36,098)	(1,666)	—
Gain on disposal of investment in affiliates	(47,102)	(1,928)	(13,936)
Impairment loss of property, plant and equipment	30,968	21,866	11,854
Impairment loss of project assets	9,016	20,194	369
Impairment loss of investment	5,738	—	24,060
Loss (gain) on change in fair value of derivatives, net	19,230	22,218	(50,001)
Equity in earnings of unconsolidated investees	(5,908)	(28,948)	(10,779)
Allowance for credit losses	2,812	1,250	9,874
Non-cash operating lease expenses	—	14,318	19,260
Write-down of inventories	14,646	19,447	42,907
Share-based compensation	10,258	10,682	12,350
Unrealized gain (loss) from sales to affiliates	(13,573)	6,194	(66)
Derecognition of commodity hedge and interest rate swap	—	—	4,439
Changes in operating assets and liabilities:
Accounts receivable trade	(179,607)	51,670	65,379
Accounts receivable, unbilled	1,158	(15,268)	(12,064)
Amounts due from related parties	9,237	(17,347)	26,828
Inventories	55,408	(312,781)	(180,974)
Value added tax recoverable	(9,206)	(849)	2,687
Advances to suppliers	29,001	(27,066)	(138,915)
Project assets	(30,501)	28,527	(443,730)
Prepaid expenses and other current assets	(2,208)	33,283	(72,188)
Other non-current assets	9,387	(24,037)	(11,913)
Accounts payable	47,756	209,175	(89,180)
Short-term notes payable	(173,148)	185,827	120,445
Amounts due to related parties	10,467	(5,798)	(9,773)
Other payables	39,791	42,810	10,386
Advances from customers	(11,225)	96,115	51,683
Operating lease liabilities	—	(12,566)	(19,369)
Other liabilities	(29,691)	(10,851)	179,911
Accrued warranty costs	(3,563)	4,624	(19,143)
Prepaid land use rights	6,557	2,622	452
Goodwill	5,243	1,005	—
Liability for uncertain tax positions	10,863	(4,775)	(623)
Deferred taxes	37,591	(12,455)	(21,439)
Net settlement of derivatives	28,731	(27,012)	33,054
Loss contingency accruals	—	4,126	1,115
Net cash provided by (used in) operating activities	216,280	600,111	(120,541)

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars)
Investing activities:
Investments in affiliates	(11,036)	(7,684)	(17,758)
Return of investment from affiliates	816	3,012	—
Proceeds from disposal of investment in affiliates	337,773	1,649	33,037
Purchase of property, plant and equipment and intangible assets	(316,282)	(291,182)	(334,781)
Purchase of solar power systems	—	—	(160)
Proceeds from disposal of solar power systems	17,800	103	—
Net cash provided by (used in) investing activities	29,071	(294,102)	(319,662)
Financing activities:
Proceeds from short-term borrowings	1,430,708	1,257,009	1,667,703
Repayment of short-term borrowings	(2,368,967)	(1,649,721)	(1,561,597)
Proceeds from long-term borrowings	382,831	530,990	207,632
Acquisition of non-controlling interests	(6,591)	(14,176)	—
Proceeds from non-controlling interests	10,470	11,488	261,332
Proceeds from third party financing liabilities	119,095	3,000	6,419
Proceeds from sales-leaseback arrangement	35,944	9,044	9,945
Distributions to tax equity investors	(3,013)	(1,120)	—
Repayment of finance lease obligation	(64,859)	(42,658)	(22,173)
Net proceeds from issuance of convertible notes	—	—	222,826
Payments for repurchase of convertible notes	—	(127,500)	—
Proceeds from subscription of employee stock ownership plan	—	—	36,342
Proceeds from exercise of stock options	769	875	1,035
Payments for repurchase of common shares	—	(11,845)	(5,963)
Net cash provided by (used in) financing activities	(463,613)	(34,614)	823,501
Effect of exchange rate changes	(38,725)	(6,965)	50,997
Net increase (decrease) in cash, cash equivalents and restricted cash	(256,987)	264,430	434,295
Cash, cash equivalents and restricted cash at the beginning of the year	1,190,134	940,990	1,205,420
Less: net decrease in cash, cash equivalents and restricted cash classified within assets held-for-sale	(7,843)	—	—
Cash, cash equivalents and restricted cash at the end of the year	940,990	1,205,420	1,639,715
Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	103,236	85,362	78,747
Income taxes paid, net of tax refund	32,135	40,454	38,193
Supplemental schedule of non-cash activities:
Property, plant and equipment costs included in other payables	228,970	244,483	244,512

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

	Years Ended December 31,
	2019	2020

	(In Thousands of U.S. Dollars)
Cash and cash equivalents	668,770	1,178,752
Restricted cash — current	526,723	458,334
Restricted cash — non-current	9,927	2,629
Total cash and cash equivalents, and restricted cash shown in the statements of cash flows	1,205,420	1,639,715

See notes to consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Canadian Solar Inc. (“CSI”) was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. In July 2020, CSI filed articles of continuance, or the articles, to change its jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. As a result, CSI is governed by the British Columbia Business Corporation Act, or the BCBCA, and its affairs are governed by its notice of articles and the articles.

CSI and its subsidiaries (collectively, the “Company”) design, develop, and manufacture solar wafers, cells and solar power products. In recent years, the Company has increased investment in, and management attention on its total solutions business, which primarily consists of solar power project development and sale, partial ownership of solar projects, battery storage solutions, EPC and development services, O&M and asset management services, operating solar power and energy storage projects and sales of electricity, and sales of solar system kits. As of December 31, 2020, major subsidiaries of CSI are included in Appendix 1.

In July 2020, the Company announced its plan to carve-out and publicly list its legacy Module and System Solutions (“MSS”) subsidiary, CSI Solar Co., Ltd. (“CSI Solar Co”), in China (“the IPO”). In preparation for the IPO, the Company successfully completed the restructuring of its business segments during the fourth quarter of 2020. The main change being the transfer and inclusion of the China Energy business within the scope of CSI Solar Co, refer to Note 22 for further information.

On September 30, 2020, the Company announced a RMB1.78 billion (approximately $261,332) capital raising for CSI Solar Co, to qualify CSI Solar Co for the planned carve-out IPO in China and bring in leading institutional investors and strategic partners (“third-party investors”).

The third-party investors have agreed to purchase existing CSI Solar Co shares from the Company for an aggregate of RMB1.50 billion (approximately $219,000) at an equity valuation of RMB7.50 billion (approximately $1,100,000). At the same time, selected employees also purchased existing CSI Solar Co shares from the Company for an aggregate of RMB31 million (approximately $4,500) at the same valuation. As of December 31, 2020, $224,553 of share purchase proceeds were fully received and recorded as non-controlling interests in subsidiaries on the consolidated balance sheets.

In addition, CSI Solar Co approved an employee incentive plan (the “ESOP scheme”) and utilized a limited liability partnership (the “LLP”) as a vehicle to hold CSI Solar Co shares that will be used under the ESOP scheme. Eligible CSI Solar Co directors and employees and board members have collectively agreed to subscribe to equity interest in the LLP for an aggregate of RMB248 million ($36,342) at a discount of 30%, or at an equity valuation of RMB5.25 billion (approximately $768,000), for which the vesting conditions include the successful completion of the IPO and service period. The ESOP scheme will be accounted for based on the grant date fair value which equals to the value of the discount benefited by the ESOP scheme participants. Compensation cost recognized was nil in the year ended December 31, 2020. Compensation cost will be recognized over the vesting period upon and after completion of IPO. As of December 31, 2020, $36,342 of subscription advances were fully received and recorded as other payables on the consolidated balance sheets.

As of December 31, 2020, the third-party investors and Canadian Solar employees, in aggregate, owned 20.4% of CSI Solar Co. The Company’s wholly-owned global project development business, its Global Energy (formerly known as Energy) subsidiary, is not part of this transaction.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b)   Basis of consolidation (Continued)

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

For the Company’s consolidated VIEs, the Company has presented in note 10, to the extent material, the assets of its consolidated VIEs that can only be used to settle specific obligations of the consolidated VIE, and the liabilities of its consolidated VIEs for which creditors do not have recourse to its general assets outside of the consolidated VIE. All intercompany accounts and transactions between the Company and its consolidated VIEs have been eliminated in consolidation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(c)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition for sales of solar power projects, EPC and development services accounted for under a cost-based input method, allowance for credit losses and advances to suppliers, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, determination of assets retirement obligation (“ARO”), discount rates used to measure operating lease liabilities, accrual for warranty and the recognition of the benefit from the purchased warranty insurance, fair value estimate of financial instruments including warrants and other types of derivative, accrual for uncertain tax positions, valuation allowances for deferred tax assets, applying acquisition method of accounting to business acquisitions and the grant-date fair value of share-based compensation awards and related forfeiture rates.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)    Allowance for credit losses

Before 2020, the Company determined its allowance for doubtful accounts by actively monitoring the financial condition of its customers to determine the potential for any nonpayment of accounts receivable trade, advances to suppliers and other receivables. In determining its allowance for doubtful accounts, the Company also considered other economic factors, such as aging trends. The Company believed that its process of specific review of customers, combined with overall analytical review, provided an effective evaluation of ultimate collectability of trade receivables. Provisions for allowance for doubtful accounts were recorded as general and administrative expenses in the consolidated statements of operations.

After the adoption of ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326)” beginning on January 1, 2020, the financial instruments are presented net of an allowance for credit losses. The Company establishes current expected credit losses (“CECL”) through an assessment based on external credit rating, internal credit rating and historical loss rates of debtors. Where CECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the aging status; and nature, size and industry of debtors. Refer to section (ak) of this Note for further details of the adoption of this ASU.

The Company began purchasing credit insurance from insurers, such as the China Export & Credit Insurance Corporation, since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by credit insurance. At the time the claim is made, the Company records a receivable from these insurers equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from these insurers in prepaid expenses and other current assets of $166 and $386 as of December 31, 2019 and 2020, respectively and a corresponding reduction in bad debt expense.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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

Solar power projects are preliminarily classified as project assets unless the Company has intention not to sell them to third parties. In that case, they will be classified as solar power systems on the balance sheet. During the development phase, solar power projects are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estates. The costs to construct solar power projects are presented as operating activities or investing activities in the consolidated statement of cash flows, if they are related to project assets or solar power systems, respectively. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that the sale will occur within one year. Appropriateness of the classification of the solar power projects is assessed based on the circumstances on each balance sheet date. Solar power projects that the Company intends to sell within one year, which meet the criteria of ASC 360, are classified as project assets-current. Solar power projects that the Company intends to hold and operate to generate electricity are classified as solar power systems.

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, permitting, capital cost, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the project asset and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations.

Project assets are often held in separate legal entities which are formed for the special purpose of constructing the project assets, which the Company refers to as “project companies”. The Company consolidates project companies as described in note 2(b) above. The cash paid to the non-controlling interest in connection with disposal of such project companies was recorded as a financing activity in the consolidated statement of cash flows.

The Company does not depreciate the project assets. Any revenue generated from a solar power system connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. If circumstances change, and the Company intends to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to solar power systems.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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

(k)   Assets acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s books. If the consideration given is not in the form of cash (that is, in the form of non cash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Solar power systems

Solar power systems comprised of ground-mounted utility-scale projects that the Company intends to hold for use. The solar power systems are stated at cost less accumulated depreciation. The cost consists primarily of direct costs incurred in various stages of development prior to the commencement of operations. For a self-developed solar power system, the actual cost capitalized is the amount of the expenditure incurred for the application of the feed-in tariff (“FIT”) or other similar power purchase agreements (“PPA”), permits, consents, construction costs, interest costs capitalized, and other costs capitalized. For a solar power system acquired from third parties, the initial costs include the consideration transferred and certain direct acquisition costs. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred.

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

(o)   Prepaid land use rights

Prepaid land use rights, in substance right-of-use assets recorded according to ASC 842 from January 1, 2019, represent amounts paid for the use right of lands located in China (“PRC”). Amounts are charged to earnings ratably over the lease periods of 20 to 50 years.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(p)    Investments in affiliates

The Company uses the equity method of accounting for the investments. The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The amount associated with the share of earnings is considered as return on investment, and the rest amount is considered as return of investment.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2018, 2019 and 2020, the Company recorded $5,738, nil and $24,060 of impairment charges on its investments, respectively.

(q)    Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group’s carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss based on the fair value of the assets. The Company recorded impairment charges for long-lived assets of $30,968, $21,866 and $11,854 for the years ended December 31, 2018, 2019 and 2020, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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

(s)   Assets retirement obligation

Certain jurisdictions in which the Company’s project assets are located or certain land lease agreements require the removal of the solar power systems when the project is decommissioned. Assets retirement obligation (“ARO”) for the estimated costs of decommissioning associated with long-lived assets at a future date are accounted for in accordance with ASC 410-20, Asset Retirement Obligations (“ASC 410-20”). ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its expected future value, while the capitalized cost is depreciated over the useful life of the related asset. The Company’s ARO included in solar power systems was not material as of December 31, 2019 and 2020.

(t)   Leases

Effective January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended (“ASC 842”) for its lease arrangements, which were recorded under ASC 840, Leases, before implementation. Upon adoption of ASC 842, the Company elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Company use the discount rate as of the commencement date of the lease, incorporating the entire lease term. The Company, as a lessee, has both finance and operating lease arrangements. Right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets include operating lease agreements. Finance lease agreements are recorded in property, plant and equipment, other payables and other non-current liabilities on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. The Company elected the practical expedient to combine the lease and related non-lease components for all existing leases.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(t)   Leases (Continued)

The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors and presents and records a right-of- use (“ROU”) asset and lease liability. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. Variable lease payments are excluded from the ROU asset and lease liability calculations and are recognized in the period which the obligations for those payments are incurred. Operating lease ROU assets also include any lease prepayments made, initial direct costs and deferred rent if any and exclude lease incentives. As the rate implicit in the Company’s operating leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Some of the Company’s lease agreements include options to extend or terminate the lease, which are not included in its minimum lease terms unless they are reasonably certain to be exercised. All operating lease expenses are fixed, which are accounted for on a straight-line basis over the lease term and that of finance lease include interest and amortization expenses incurred during the current year.

The Company’s leases do not contain any material residual value guarantees or material restrictive covenants. Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)   Revenue recognition (Continued)

The Company assessed whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the products that will be transferred to the customer. As of December 31, 2019 and 2020, the Company had inventories of $7,701  and $9,548, respectively, relating to sales to customers where revenues were not recognized because the collection of payment was determined to be not probable. The delivered products remain as inventories on consolidated balance sheets, regardless of whether the control has been transferred. If the collection of payment becomes probable in the future, the Company would then recognize revenue, adjust inventories and recognize cost of revenues.

O&M and asset management services

O&M and asset management services are transferred over time when customers receive and consume the benefits provided by the Company’s performance under the terms of service arrangements. Revenues from O&M and asset management services are recognized over time based on the work completed to date which does not require re-performances and the costs of O&M and asset management services are expensed when incurred.

Battery storage solutions, EPC and development services

The Company recognizes revenue for sales of battery storage solutions, EPC and development services over time based on the estimated progress to completion using a cost-based input method. In applying the cost-based input method of revenue recognition, the Company use the actual costs incurred relative to the total estimated costs to determine the Company’s progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. Cost-based input method of revenue recognition is considered a faithful depiction of the Company’s efforts to satisfy battery storage solutions, EPC and development services contracts and therefore reflect the transfer of goods or services to a customer under such contracts. Costs incurred towards contract completion may include costs associated with direct materials, labor, subcontractors, and other indirect costs related to contract performance. The cost-based input method of revenue recognition requires the Company to make estimates of net contract revenues and costs to complete the Company’s projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the Company’s projects, including materials, labor, contingencies, and other system costs. If estimated total costs of any contract are greater than the estimated net revenues, of the contract, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which revisions to estimates are identified and the amounts can be reasonably estimated.

Solar power and energy storage projects

Sales of solar power and energy storage projects are recognized at a point in time when customers obtain control of solar power projects. For sales of solar power and energy storage projects in which the Company obtains an interest in the project sold to the customer, the Company recognizes all of the revenue for the consideration received, including the fair value of the non-controlling interest it obtained, and defer any profit associated with the interest obtained.

The solar power projects are often held in separate legal entities which are formed for the special purpose of constructing the solar power projects, which the Company refers to as “project companies”. The Company applies guidance under ASC 810 to determine deconsolidation of the project companies upon transfer of equity interest to the customers, and then applies guidance under ASC 606 for revenue recognition.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)   Revenue recognition (Continued)

Electricity revenue

Electricity revenue is generated primarily by the Company’s solar power plants under long-term PPAs and performance based energy incentives. For electricity sold under PPAs, the Company recognizes electricity revenue based on the price stated in the PPAs when electricity has been generated and transmitted to the grid. Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity when the attached conditions have been met and there is reasonable assurance that the incentives will be received. During the years ended December 31, 2018, 2019 and 2020, the Company recognized performance-based energy incentives related to electricity generated of $4,688, $3,915 and $6,628, respectively, in revenue.

Disaggregation of Revenue

The disaggregation of revenue from contracts with customers for the years ended December 31, 2018, 2019, and 2020 has been disclosed under Segment Information. See Note 22 for details of revenues generated from each product or service and revenues generated from different geographic locations.

The following table represents a disaggregation of revenue recognized at a point in time or over time (Comparative period financial information for 2018 and 2019 by reportable segment has been recast to conform to current presentation. Refer to Note 22 for further information.):

	Years Ended December 31,
	2018	2019	2020
CSI Solar Segment:
Revenue recognized at a point in time	$2,232,424	$2,210,459	$2,704,332
Revenue recognized over time	84,843	271,389	45,996

Global Energy Segment:
Revenue recognized at a point in time	1,406,196	696,326	687,759
Revenue recognized over time	21,049	22,409	38,408
	3,744,512	3,200,583	3,476,495

The Company’s contract assets and liabilities are as follow:

	At December 31,	At December 31,
	2019	2020
Contract Assets
Accounts receivable, unbilled	$15,256	$28,461

Contract Liabilities
Advances from customers	134,806	189,470
Other current liabilities	20,917	35,012
	155,723	224,482

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)   Revenue recognition (Continued)

For the year ended December 31, 2020, $139,387 of the Company’s revenue was recognized from the beginning balance of contract liabilities as of January 1, 2020. Contract liabilities of $224,482 as of December 31, 2020 are expected to be realized within one year.

The Company has applied the practical expedients related to the revenue requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company has elected the portfolio approach in applying the revenue guidance.

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

(x)   Shipping and handling costs

Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to sales of $69,855, $88,079 and $134,248, are included in selling and distribution expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

(y)    Research and development

Costs related to the design, development, testing and enhancement of products are included in research and development expenses. Research and development costs are expensed when incurred and amounted to $44,193, $47,045 and $45,167 for the years ended December 31, 2018, 2019 and 2020, respectively.

(z) Other operating income, net

Other operating income, net primarily consists of gains or losses on disposal of solar power systems and property, plant and equipment, and government grants received, and compensation from business interruption insurance.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(z) Other operating income, net (Continued)

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

The following table summarizes the Company’s other operating income, net:

	Years Ended December 31,
	2018	2019	2020
	$	$	$
Net gain on disposal of solar power system	(36,098)	(1,666)	—
Net (gain) loss on disposal of property, plant and equipment	2,565	1,227	(253)
Government grants	(11,013)	(10,097)	(24,245)
Business interruption insurance compensation	—	—	(1,025)
	(44,546)	(10,536)	(25,523)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aa) Warranty cost (Continued)

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

The Company has entered into agreements with a group of insurance companies with high credit ratings to back up its warranties. Under the terms of the insurance policies, which are designed to match the terms of the Company’s solar module product warranty policy, the insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incurs under the terms of its solar module product warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortizes them over the respective policy period of one year. The unamortized carrying amount is $1,486 and $1,728 as of December 31, 2019 and 2020, respectively and was included as a component of prepaid expenses and other current assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aa) Warranty cost (Continued)

As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company’s consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 or 30 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds will be collected within twelve months of the balance sheet date, the Company will reclassify that portion of the receivable as being current. The insurance receivable amounts were $79,888 and $82,532 as of December 31, 2019 and 2020, respectively, and were included as a component of other non-current assets.

The Company made downward adjustments to its accrued warranty costs of $243 and other non-current assets of $642, for the year ended December 31, 2020, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $13,188, $28,044 and $26,931 are included in cost of revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

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

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollars, such as Renminbi (“RMB”), Euros, Canadian dollars (“CAD”), Japanese yen, Brazilian reals (“BRL”) and Australian dollars, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Foreign currency risk

The majority of the Company’s sales in 2018, 2019 and 2020 were denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian reals, Australian dollars and Canadian dollars. The Company’s Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, including aluminum and silver paste, glass, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, the Company enters into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars and Japanese yen. Most of its cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollars, Renminbi, Thailand Baht, Canadian dollars, Japanese yen, Brazilian reals, Euros and Australian dollars, may result in foreign exchange gains or losses. Since 2008, the Company has hedged part of its foreign currency exposures against the U.S. dollars using foreign currency forward or option contracts.

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

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or security against advances to suppliers, however, it maintains a reserve for potential credit losses and such losses have historically been within management’s expectation.

The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2019, prepayments made to individual suppliers were all less than 10% of total advances to suppliers and the concentration risk is relatively low. As of December 31, 2020, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	Years Ended December 31,
	2019		2020
	$		$
Supplier A	—	(1)	43,821

(1)No individual supplier is in excess of 10% of total advances to suppliers in 2019.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ah) Earnings per share

Basic earnings per common share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents are not included in the calculation of dilutive earnings per share if their effects are anti-dilutive.

(ai) Share-based compensation

The Company’s share-based compensation with employees, such as share options, restricted shares and restricted share units (“RSUs”) with a time-based vesting condition, is measured at the grant date, based on the fair value of the award, and is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. The share-based compensation expense related to the award which contains both time-based and performance-based vesting condition will be recognized when it is probable that the performance-based condition will be met. The probability of the performance condition to be met is not reflected when determining the fair value of the award.

(aj) Risks and uncertainties related to the COVID-19 pandemic

In March 2020, the World Health Organization categorized the outbreak of novel coronavirus, or COVID-19 as a pandemic. The outbreak of COVID-19 posed significant challenges to many aspects of the Company’s business. COVID-19 continues to spread globally, and the duration, magnitude and severity of its effects on the global population and economy are unknown. The Company is unable to predict the impact that COVID-19 will ultimately have on its result of operations, financial condition, liquidity and cash flows because of numerous uncertainties, including the duration and severity of the pandemic and the impact of various mitigation efforts.

As of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require updates to its estimates and judgments or revisions due to COVID-19 to the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

(ak) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326)”, which has been subsequently updated by ASU 2019-04, 2019-05, 2019-10, 2019-11 and 2020-03. The amendments change the impairment model for most financial assets, and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The Company adopted this standard effective January 1, 2020 using the modified-retrospective approach, which no cumulative-effect adjustments were made due to its immaterial nature. Refer to Note 3 to the Consolidated Financial Statements for further information.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ak) Recently issued accounting pronouncements (Continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework–Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. The Company adopted this standard effective January 1, 2020. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”, which expands variable interests to indirect interests held through related parties under common control. The Company adopted this standard effective January 1, 2020. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies income tax accounting in various areas including, but not limited to, the accounting for hybrid tax regimes, tax implications related to business combinations, and interim period accounting for enacted changes in tax law, along with some codification improvements. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. Certain changes in the standard require retrospective or modified retrospective adoption, while other changes must be adopted prospectively. The Company is currently evaluating ASU 2019-12 and its impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848)”, to provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The new guidance is effective, at the Company’s election, beginning March 12, 2020 through December 31, 2022. The Company has borrowings with interest payments that are correlated to a reference rate, and it is currently evaluating the impact of adopting this guidance and the potential effects it could have on the Company’s consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. ALLOWANCE FOR CREDIT LOSSES

Allowance for credit losses is comprised of allowances for accounts receivable trade, advances to suppliers and other receivables.

Accounts receivable trade, net consisted of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Accounts receivable trade, gross	466,360	449,251
Allowance for credit losses	(29,545)	(40,293)
Accounts receivable trade, net	436,815	408,958

Advances to suppliers, net consisted of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Advances to suppliers, gross	109,156	299,019
Allowance for credit losses	(20,281)	(19,700)
Advances to suppliers, net	88,875	279,319

Other receivable, net consisted of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Other receivable, gross	181,524	238,779
Allowance for credit losses	(11,431)	(8,802)
Other receivable, net	170,093	229,977

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table presents the change in the allowances for credit losses related to the Company’s accounts receivable trade and advances to suppliers during 2020:

		Advances to
	Accounts Receivable	Suppliers and
	Trade	Other Receivable
	$	$
Balance as of December 31, 2017	32,941	29,111
Allowances made during the year, net	869	2,112
Accounts written-off against allowances	(297)	—
Foreign exchange effect	(780)	(593)
Balance as of December 31, 2018	32,733	30,630
Allowances made (reversed) during the year, net	(1,386)	2,657
Accounts written-off against allowances	(309)	(1,452)
Foreign exchange effect	(1,493)	(123)
Balance as of December 31, 2019	29,545	31,712
Cumulative-effect adjustment for the adoption of ASU 2016-13	—	—
Provision for credit losses, net	11,387	2,280
Writeoffs	(639)	(5,490)
Balance as of December 31, 2020	40,293	28,502

4. INVENTORIES

Inventories consist of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Raw materials	75,722	90,308
Work-in-process	74,105	69,132
Finished goods	404,243	536,541
	554,070	695,981

Finished goods include modules of $84,202 and $181,012 as of December 31, 2019 and 2020, respectively, that allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit by satisfying the 5% safe harbor method outlined in the U.S. Internal Revenue Service (IRS) guidance notice.

In 2018, 2019 and 2020, inventory was written down by $14,646, $19,447 and $42,907, respectively, to reflect the lower of cost and net realizable value.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

5. PROJECT ASSETS

Project assets consist of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Project assets — Acquisition cost	55,158	44,549
Project assets — EPC and other cost	1,031,976	1,092,917
	1,087,134	1,137,466
Current portion	604,083	747,764
Non-current portion	483,051	389,702

The Company recorded impairment charges and write-off for project assets of $9,016, $20,194 and $369 for the years ended December 31, 2018, 2019 and 2020, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Buildings	453,712	533,647
Leasehold improvements	14,225	14,804
Machinery	1,074,460	1,191,780
Furniture, fixtures and equipment	64,117	75,656
Motor vehicles	6,351	7,643
Land	20,451	20,231
	1,633,316	1,843,761
Accumulated depreciation	(598,297)	(827,601)
Impairment	(45,437)	(52,149)
Subtotal	989,582	964,011
Construction in process	56,453	193,720
Property, plant and equipment, net	1,046,035	1,157,731

Depreciation expense of property, plant and equipment was $120,834, $148,034 and $197,600 for the years ended December 31, 2018, 2019 and 2020, respectively. Construction in process primarily represents production facilities under construction and the machinery under installation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

7. SOLAR POWER SYSTEMS, NET

Solar power systems, net consist of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Solar power systems in operation	70,449	182,232
Solar power systems under construction	4,830	6,565
Accumulated depreciation	(22,322)	(30,535)
Solar power systems, net	52,957	158,262

Depreciation expense of solar power systems was $3,756, $6,379 and $6,396 for the years ended December 31, 2018, 2019 and 2020, respectively.

8. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets:

	Gross
	Carrying	Accumulated
At December 31, 2020	Amount	Amortization	Net
	$	$	$
Technical know-how	1,543	(1,525)	18
Computer software	41,085	(18,674)	22,411
Total intangible assets, net	42,628	(20,199)	22,429

	Gross
	Carrying	Accumulated
At December 31, 2019	Amount	Amortization	Net
	$	$	$
Technical know-how	1,428	(1,425)	3
Computer software	38,205	(15,417)	22,788
Total intangible assets, net	39,633	(16,842)	22,791

Amortization expense for the years ended December 31, 2018, 2019 and 2020 were $4,666, $5,310 and $5,122, respectively.

Amortization expenses of the above intangible assets are expected to be approximately $4,443, $3,662, $3,035, $2,503, $2,034 and $6,752 for the years ended December 31, 2021, 2022, 2023, 2024, 2025 and thereafter, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

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

As of December 31, 2019 and 2020, the Company’s financial assets and liabilities were measured at fair value on a recurring basis in periods subsequent to their initial recognition all using the significant other observable inputs, which are Level 2 inputs.

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

The Company’s foreign currency derivative instruments relate to foreign exchange options or forward contracts involving major currencies such as Renminbi, Canadian dollars, Brazilian reals, Japanese yen and Australian dollars. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

Interest rate swap

In 2016, interest rate swap contracts of total notional amounts of approximately $399,000 were entered into for Recurrent projects and these were designated as cash flow hedges. The interest rate swap contracts were transferred along with the sale of the underlying projects, and the fair value of the residual notional contract amount of approximately $47,439 related to the Roserock back-leverage loan was recorded as derivative liabilities of $2,170 on the balance sheet as of December 31, 2019. In July 2020, the Company completed the sale of its class B membership interests in the Roserock project to an unrelated third party, and consequently all of the Company’s interest rate swap contracts were paid off following the loan repayment.

The estimated fair value of interest rate swaps was measured based on observable market data, which were considered Level 2 inputs.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

The fair value of derivative instruments on the consolidated balance sheets as of December 31, 2019 and 2020 and the effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Fair Value of Derivative Assets
	At December 31, 2019		At December 31, 2020
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative assets — current	5,097	Derivative assets — current	22,178
Foreign exchange option contracts	Derivative assets — current	450	Derivative assets — current	1,173
	Total	5,547	Total	23,351

	Fair Value of Derivative Liabilities
	At December 31, 2019		At December 31, 2020
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative liabilities — current	10,127	Derivative liabilities — current	10,753
Foreign exchange option contracts	Derivative liabilities — current	25	Derivative liabilities — current	2
Interest rate swap	Derivative liabilities — current	329	Derivative liabilities — current	—
Interest rate swap	Derivative liabilities — non-current	1,841	Derivative liabilities — non-current	—
	Total	12,322	Total	10,755

		Amount of Gain (Loss)
		Recognized in Statements
	Location of	of Operations
	Gain (Loss) Recognized	Years Ended December 31
	in Statements of Operations	2018	2019	2020
		$	$	$
Foreign exchange forward contracts	Gain (loss) on change in fair value of derivatives	(16,414)	(20,249)	49,807
Foreign exchange option contracts	Gain (loss) on change in fair value of derivatives	(2,023)	(1,022)	1,376
Interest rate swap	Loss on change in fair value of derivatives	(793)	(947)	(1,182)
	Total	(19,230)	(22,218)	50,001

Other fair value measurements

The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

The Company recorded impairment charges for certain manufacturing asset group of $30,968, $21,866 and $11,854 for the years ended December 31, 2018, 2019 and 2020, respectively. The fair value of these assets was measured based on prices offered by unrelated third-party willing buyers and classified as Level 3 fair value measurements as the offering prices are not observable. The impairment was recorded in general and administrative expenses of the CSI Solar segment.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

Other fair value measurements (Continued)

The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under the U.S. GAAP.

The carrying values of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amounts due from related parties, accounts payables, short-term notes payable, amounts due to related parties and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term borrowings were $619,477 and $446,090 as of December 31, 2019 and 2020, respectively, which approximate their fair values since most of the borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as Level 2 as the key inputs can be corroborated with market data.

The carrying value of the Company’s outstanding convertible notes was nil and $223,214 as of December 31, 2019 and 2020, respectively, which approximates the fair value.

10. VARIABLE INTEREST ENTITIES

Since 2016, the Company, through its wholly-owned subsidiary, CSE Japan Investment Company Limited, entered into silent partnership agreements with various Japan project companies, to securitize project finance bonds and other type of project assets. Under the silent partnership agreements, the project entities are considered VIEs in which the Company has no equity interests, but is entitled to substantially all of the economic interests of the projects. In addition, the Company has the power to make decisions over the activities that most significantly impact the economic performance of the projects under the asset management agreement signed simultaneously between the project companies and a wholly-owned subsidiary, Canadian Solar Project K.K. As such, the Company concluded it was the primary beneficiary of the project companies and thus these project companies were accounted for as consolidated VIEs since their establishment.

As of December 31, 2019 and 2020, the carrying amounts and classifications of the consolidated VIEs’ major assets and liabilities with immaterial items combined, excluding intercompany balances which are eliminated upon consolidation, included in the Company’s consolidated balance sheets are as follows:

	At December 31,	At December 31,
	2019	2020
	$	$
Cash	14,011	42,064
Project assets	197,366	337,836
Other assets	12,091	79,580
Total assets	223,468	459,480

Short-term borrowings	139,708	180,773
Long-term borrowings	—	52,408
Other liabilities	66,569	60,845
Total liabilities	206,277	294,026

Net income and overall cash flow activities during the year are immaterial to the consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES

Investments in affiliates consist of the following:

	At December 31,
	2019		2020
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
	$	(%)	$	(%)
Canadian Solar Infrastructure Fund, Inc.	19,162	14.66	19,980	14.66
Suzhou Financial Leasing Co., Ltd.	16,050	6	23,969	6
RE Roserock Holdings LLC (“Roserock”)	83,034	49	—	—
Others	34,582	15-49	34,342	15-49
Total	152,828		78,291

In 2017, Canadian Solar Infrastructure Fund, Inc. (“CSIF”) completed its initial public offering. As of December 31, 2019 and 2020, the Company owned 14.66% of total units of CSIF. One out of the three members of the board of directors of CSIF represents the Company. The quorum for a board resolution of CSIF is a majority of the members of the board of directors, and the adoption of a resolution requires a majority of the votes presents. As such, the Company is considered having significant influence over the investee and the equity method is used in this investment.

CSI Solar Co established an entity, Suzhou Financial Leasing Co., Ltd., in 2015, in which the Company holds 6% voting interests. One of five board members is designated by CSI Solar Power Group, and as such CSI Solar Power Group is considered having significant influence over the investee and the equity method is used in this investment.

In December 2018, the Company wrote down the class B membership interests in Roserock project to its anticipated resell value by $4,995. In July 2020, the Company completed the sale of its class B membership interests in Roserock project to an unrelated third party, and recognized $18,486 of loss from this transaction as investment loss in the consolidated statements of operations.

In September 2018, the Company made full impairment charge of $700 on investment in eNow, Inc., in which the Company holds 10% voting interests, due to deterioration of the investee’s financial position.

In December 2020, the Company fully disposed of its ownership of Suzhou iSilver Materials Co., Ltd to an unrelated third party, and recognized $13,140 of gain from this transaction as investment gain in the consolidated statements of operations.

Equity in earnings of unconsolidated investees were $5,908, $28,948 and $10,779 for the years ended December 31, 2018, 2019 and 2020, respectively.

12. LEASE

The Company leases office space, office equipment and vehicles for solar power plants construction, and manufacturing facilities in various regions where the Company operates. Leased assets are mainly located in PRC, United States and Canada.

The operating and financing lease expenses were $20,905 and $24,696, respectively, for the year ended December 31, 2018, as defined under the previous lease accounting guidance of ASC Topic 840.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. LEASE (Continued)

Upon adoption of ASC 842, the leases considered as ROU assets have various terms of up to twenty years. The Company also has certain leases with terms of 12 months or less, which are not recorded on the consolidated balance sheet.

The components of lease expenses were as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2020
	$	$
Finance lease cost:
Amortization of right-of-use assets	18,900	8,036
Interest on lease liabilities	3,213	1,497
Operating fixed lease cost	17,619	19,630
Short-term lease cost	8,920	850
Total lease cost	48,652	30,013

Other supplemental information related to leases is summarized below:

	Year ended	Year ended
	December 31, 2019	December 31, 2020
	$	$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from finance lease	(3,213)	(1,497)
Operating cash outflows from operating lease	(15,866)	(20,589)
Financing cash outflows from finance lease	(33,614)	(19,163)
ROU assets obtained in exchange of new finance lease liabilities in non-cash transaction	7,300	10,666
ROU assets obtained in exchange of new operating lease liabilities in non-cash transaction	18,222	14,892
ROU assets disposed through early termination of operating leases in non-cash transaction	—	(6,572)

	At December 31,	At December 31,
	2019	2020
Weighted average of remaining operating lease term - finance leases (in years)	1.41	0.90
Weighted average of remaining operating lease term - operating leases (in years)	3.03	3.07

Weighted average of operating lease discount rate - finance lease	5.82%	5.54%
Weighted average of operating lease discount rate - operating lease	4.36%	4.18%

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. LEASE (Continued)

As of December 31, 2020, maturities of operating and finance lease liabilities were as follows:

	Operating Lease	Finance Lease	Total Lease
	Payment	Payment	Payment
	$	$	$
Year Ending December 31:
2021	14,374	22,706	37,080
2022	7,427	2,514	9,941
2023	3,632	—	3,632
2024	1,242	—	1,242
2025	369	—	369
Thereafter	1,859	—	1,859
Total future minimum lease payments	28,903	25,220	54,123
Less: imputed interest	467	963	1,430
NPV for future minimum lease payments	28,436	24,257	52,693

Analysis as:
Short-term	15,204	21,887	37,091
Long-term	13,232	2,370	15,602
Total lease liabilities	28,436	24,257	52,693

As of December 31, 2019, maturities of operating and finance lease liabilities were as follows:

	Operating Lease	Finance Lease	Total Lease
	Payment	Payment	Payment
	$	$	$
Year Ending December 31:
2020	18,953	27,439	46,392
2021	12,980	13,087	26,067
2022	4,666	604	5,270
2023	2,541	—	2,541
2024	1,077	—	1,077
Thereafter	1,504	—	1,504
Total future minimum lease payments	41,721	41,130	82,851
Less: imputed interest	2,236	2,056	4,292
NPV for future minimum lease payments	39,485	39,074	78,559

Analysis as:
Short-term	18,767	25,998	44,765
Long-term	20,718	13,076	33,794
Total lease liabilities	39,485	39,074	78,559

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS

Borrowings consist of the following:

	At December 31,	At December 31,
	2019	2020
	$	$
Short-term borrowings	819,031	912,549
Long-term borrowings, current portion	114,089	289,736
Subtotal for short-term borrowings	933,120	1,202,285
Long-term borrowings on project assets — current (1)	286,173	198,794
Long-term borrowings	619,477	446,090
Total	1,838,770	1,847,169
(1)	Certain long-term borrowings were classified as current liabilities because these borrowings are associated with certain solar power projects that are expected to be sold within one year.

As of December 31, 2020, the Company had contractual credit facilities of $2,618,761, and $707,174 was available for draw down upon demand. In addition, as of December 31, 2020, the Company also had non-binding credit facilities of $966,270. As of December 31, 2020, $433,628 of the Company’s borrowings were non-recourse in nature.

As of December 31, 2020, short-term borrowings of $628,519, long-term borrowings, current portion of $258,978, long-term borrowings on project assets – current of $198,794 and long-term borrowings of $351,431 were secured by property, plant and equipment with carrying amounts of $224,893, inventories of $243,124, prepaid land use rights of $9,509, restricted cash of $107,598, accounts receivable of $15,882, equity interest of $529,431 and project assets and solar power systems of $696,955.

Significant long-term borrowings newly obtained during the year ended December 31, 2019 and 2020 were as follows:

In 2019, Recurrent Energy, LLC entered into two credit facilities with syndicated financial institutions, which agreed to provide financing of $123,708 and $60,000, respectively. The proceeds from the credit facilities were available for purchasing solar modules and other eligible equipment that will allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit by satisfying the 5% safe harbor method outlined in the U.S. Internal Revenue Service (IRS) guidance notice. The outstanding balance at December 2020 was $177,214 and requires repayment by 2022. The credit facilities are secured by the solar modules and certain project equity interests and is guaranteed by CSI. As of December 31, 2020, the Company met all the requirements of financial covenants.

In April 2020, Canadian Solar New Energy Holding Co., Ltd. entered into a $30,000 facility agreement with China-Portuguese Speaking Countries Cooperation and Development Fund for the development and construction of solar projects in Brazil. The facility is unsecured, guaranteed by CSI, and matures in March 2023. The agreement does not contain any financial covenants or restrictions. As of December 31, 2020, the facility was fully drawn.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS (Continued)

In July 2020, Recurrent Energy, LLC entered into a debt financing of $282,000 with a bank club led by Norddeutsche Landesbank to construct 327.5 MWp Maplewood solar power project in Pecos County, Texas. The loan is secured by project assets, guaranteed by CSI and will mature in September 2021. As of December 31, 2020, $203,747 was drawn and the Company met all the performance obligations.

In August 2020, Recurrent Energy, LLC entered into a $75,000 development loan facility with Nomura Corporate Funding Americas, LLC. The loan facility is secured by certain project assets and equity interests of certain entities wholly-owned by Recurrent Energy, LLC, guaranteed by CSI and matures in August 2022. As of December 31, 2020, the loan was fully drawn.

In October 2020, Canadian Solar International Limited entered into a working capital facility up to $50,000 with China Development Bank. The loan facility is unsecured, guaranteed by CSI Solar Co., Ltd. (formerly known as “CSI Power China Group Co., Ltd.”), and matures in November 2022. As of December 31, 2020, the loan was fully drawn.

These obtained long-term borrowings mentioned above bear effective floating interest rates from 1.7% to 6.5%.

Future principal repayments on the long-term borrowings are as follows. Included in the future principal repayment of 2021 are $198,794 of long-term borrowings on project assets – current, associated with certain solar power projects that are expected to be sold within one year:

2021	$488,530
2022	275,985
2023	71,563
2024	18,785
2025	2,912
Thereafter	76,845
Total	934,620
Less: future principal repayment related to long-term borrowings, current portion	(488,530)
Total long-term portion	$446,090

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS (Continued)

Interest expenses

Average effective interest rates on borrowings are as follows:

	At December 31,	At December 31,
	2019	2020
Short-term borrowings	4.86%	3.26%
Long-term borrowings on project assets – current	3.65%	3.63%
Long-term borrowings	5.43%	4.37%

The Company capitalized interest costs incurred on borrowings obtained to finance construction of solar power projects or property, plant and equipment until the asset is ready for its intended use. The interests incurred during the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years Ended December 31,
	2018	2019	2020
	$	$	$
Interest capitalized — project assets	15,462	10,794	10,197
Interest capitalized — property, plant and equipment	1,182	2,620	154
Interest expense	106,032	81,326	71,874
Total interest incurred	122,676	94,740	82,225

14. SHORT-TERM NOTES PAYABLE

The Company enters into arrangements with banks whereby the banks issue notes to the Company’s vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks’ settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company’s restricted cash balances and other deposits with the same bank, the notes payable does not represent cash borrowings from the bank. As of December 31, 2019 and 2020, short-term notes payable was $544,991 and $710,636, respectively.

15. ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	Years Ended December 31,
	2018	2019	2020
	$	$	$
Beginning balance	55,659	50,605	55,878
Warranty provision	13,188	28,044	26,931
Warranty costs incurred	(16,732)	(23,282)	(46,067)
Foreign exchange effect	(1,510)	511	990
Ending balance	50,605	55,878	37,732

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

16. RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations applicable to PRC’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves, which include general reserve, enterprise expansion reserve and staff welfare and bonus reserve. The wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The board of directors determines the staff welfare and bonus reserve.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $568,931 as of December 31, 2020.

17. CONVERTIBLE NOTES

On September 16, 2020, the Company issued $200,000 of convertible notes (the “2020 Notes”). The Company granted the initial purchasers a 30-day option to purchase up to an additional $30,000 aggregate principal amount of the 2020 Notes. The option was fully exercised by initial purchasers on the same day. The key terms of the 2020 Notes are described as follows:

Maturity date. The 2020 Notes mature on October 1, 2025.

Interest. The 2020 Notes holders are entitled to receive interest at 2.50% per annum on the principal outstanding, in semi-annually installments, payable in arrears on April 1 and October 1 of each year, beginning April 1, 2021.

Conversion. The initial conversion rate is 27.2707 shares per $1,000 initial principal amount, which represents an initial conversion price of approximately $36.67 per share. The 2020 Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a change in control. If the holders elect to convert the 2020 Notes upon a change of control, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per common share in the transaction (referred to as the “Fundamental Change Make-Whole Premium”). The Fundamental Make-Whole Premium is intended to compensate holders for the loss of time value upon early exercise.

Redemption. The Company may redeem for cash all or any portion of the notes (i) at the Company’s option, on or after October 6, 2023, if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption, or (ii) following the occurrence of certain tax related events, in each case, at a redemption price equals to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

As of December 31, 2020, the carrying value of the convertible notes was $223,214, net of unamortized issuance costs of $6,786. The debt issuance costs are being amortized through interest expense over the period from September 16, 2020, the date of issuance, to October 1, 2025, the date of expiration, using the effective interest rate method at the rate of 3.18%. The amortization expense was $388 for the year ended December 31, 2020. Coupon interest of $1,677 was recorded for the year ended December 31, 2020, and was reflected as other payables as of December 31, 2020.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES

Income tax expenses (benefits)

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2018	2019	2020
	$	$	$
Income (loss) before income taxes
Canada	10,570	(61,880)	(31,896)
United States	61,377	8,319	(113,262)
PRC including Hong Kong and Taiwan	178,050	204,632	189,398
Japan	27,555	29,335	50,642
Other	26,848	28,215	50,381
	304,400	208,621	145,263
Current tax expense (benefit)
Canada	(1,846)	(3,420)	36,226
United States	(14,786)	(4,803)	(71,421)
PRC including Hong Kong and Taiwan	27,285	44,622	30,276
Japan	5,325	13,229	18,941
Other	2,397	7,057	8,233
	18,375	56,685	22,255
Deferred tax expense (benefit)
Canada	12,117	(6,558)	(10,792)
United States	32,696	(2,412)	23,173
PRC including Hong Kong and Taiwan	2,653	(5,333)	(17,998)
Japan	(3,381)	(2,953)	(10,571)
Other	(491)	2,637	(8,050)
	43,594	(14,619)	(24,238)
Total income tax expense (benefit)
Canada	10,271	(9,978)	25,434
United States	17,910	(7,215)	(48,248)
PRC including Hong Kong and Taiwan	29,938	39,289	12,278
Japan	1,944	10,276	8,370
Other	1,906	9,694	183
	61,969	42,066	(1,983)

The Company mainly operates in Canada, PRC, Japan, the United States and Hong Kong.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Canada

CSI was incorporated in Ontario, Canada and was subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5% for the years ended December 31, 2018 and 2019, and for the period from January 2020 to June 2020. In July 2020, CSI filed articles of continuance, or the articles, to change its jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. CSI is subject to federal, Ontario provincial and British Columbia provincial corporate income taxes at a rate of 26.5% for the period from July 2020 through December 31, 2020.

Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 25% for all years ended December 31, 2018, 2019 and 2020.

United States

Canadian Solar (USA) Inc. was incorporated in Delaware, U.S. and is subject to federal and state corporate income taxes at a rate of 24.8%, 22.9% and 22.2% for the years ended December 31, 2018, 2019 and 2020, respectively.

Recurrent Energy Group Inc. was incorporated in Delaware, U.S. and is subject to federal and state corporate income taxes at a rate of 25.3%, 27.9% and 26.1% for the years ended December 31, 2018, 2019 and 2020, respectively.

In March 2020, the “Coronavirus Aid, Relief and Economic Security (CARES) Act” was signed into law. The CARES Act allows net operating losses incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years. As a result, the Company has received tax refund of $62,699 in 2020.

Japan

Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 32.0%, 31.8% and 31.8% for the years ended December 31, 2018, 2019 and 2020, respectively.

Germany

Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2018, 2019 and 2020, respectively.

Vietnam

Canadian Solar Manufacturing Vietnam Co., Ltd was incorporated in Vietnam and is subject to Vietnamese corporate income taxes at a normal statutory rate of 10%. The Company enjoyed full tax exemption from 2016 to 2019 and uses a reduced statutory rate of 5% from 2020 to 2028.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Thailand

Canadian Solar Manufacturing (Thailand) Co.,Ltd. was incorporated in Thailand and is subject to Thailand corporate income taxes at a normal statutory rate of 20%. The Company currently has two Board of Investment certificates for full tax exemption which have different effective years. The licenses both started from year 2017, one of which will expire in year 2022 and the other in year 2025.

Hong Kong

Canadian Solar New Energy Holding Company Ltd and Canadian Solar International Ltd. were incorporated in Hong Kong, China, and are subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2018, 2019 and 2020, respectively.

PRC

The other major operating subsidiaries, including CSI Solartronics (Changshu) Co., Ltd., CSI Solar Technologies Inc., CSI Cells Co., Ltd., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Co., Ltd. (formerly “CSI Solar Power (China) Inc.”) and Canadian Solar Manufacturing (Changshu) Inc., and Suzhou Sanysolar Materials Technology Co., Ltd. were governed by the PRC Enterprise Income Tax Law (“EIT Law”).

CSI Solartronics (Changshu) Co., Ltd., CSI Solar Technologies Inc., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Co., Ltd. (formerly “CSI Solar Power (China) Inc.”) are all subject to the enterprise income tax rate of 25% for the years ended December 31, 2018, 2019 and 2020.

Certain of the Company’s PRC subsidiaries, such as CSI New Energy Holding and CSI Luoyang Manufacturing, were once HNTEs and enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2020, Suzhou Sanysolar, CSI Cells, CSI Changshu Manufacturing, Changshu Tegu, CSI New Energy Development (Suzhou) (formerly “Suzhou Gaochuangte New Energy Development”), Canadian Solar Sunenergy (Suzhou) Co., Ltd. (merged with CSI Cells in 2020) and Changshu Tlian enjoyed preferential enterprise income tax rates.

Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2018	2019	2020
Combined federal and provincial income tax rate	27%	27%	27%
Effect of permanent difference	(11)%	(1)%	4%
Effect of different tax rate on earnings in other jurisdictions	—%	3%	(6)%
Effect of tax holiday	(1)%	(4)%	(1)%
Unrecognized tax provision	4%	(3)%	(13)%
Change in valuation allowance	7%	(3)%	(14)%
Effect of change in tax rate	(3)%	(1)%	2%
Others	(3)%	2%	—%
	20%	20%	(1)%

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

PRC (Continued)

The aggregate amount and per share effect of tax holiday are as follows:

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars, except per share data)
The aggregate amount	3,089	7,956	1,287
Per share — basic	0.05	0.13	0.02
Per share — diluted	0.05	0.13	0.02

The components of the deferred tax assets and liabilities are presented as follows:

	At December 31,	At December 31,
	2019	2020
	$	$
Deferred tax assets:
Accrued warranty costs	8,326	8,699
Bad debt allowance	10,324	3,218
Inventory write-down	1,128	3,121
Future deductible expenses	20,731	24,454
Depreciation and impairment difference of property, plant and equipment and solar power systems	23,380	30,138
Accrued liabilities related to antidumping, countervailing and other duty costs and true-up charges	496	406
Government subsidies	8,927	16,461
Net operating losses carry-forward	112,710	85,850
Unrealized foreign exchange loss and capital loss	7,064	1,221
Interest limitation	2,767	1,956
Others	26,415	30,958
Total deferred tax assets, gross	222,268	206,482
Valuation allowance	(70,627)	(50,118)
Total deferred tax assets, net of valuation allowance	151,641	156,364

Deferred tax liabilities:
Derivative assets	217	996
Depreciation difference of property, plant and equipment	18,789	17,027
Insurance recoverable	15,771	785
Unrealized foreign exchange gain	10,984	10,746
Others	8,380	5,234
Total deferred tax liabilities	54,141	34,788
Net deferred tax assets	97,500	121,576
Analysis as:
Deferred tax assets	153,963	170,656
Deferred tax liabilities	(56,463)	(49,080)
Net deferred tax assets	97,500	121,576

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

PRC (Continued)

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises in PRC earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2020, all of the undistributed earnings of approximately $381,716 attributable to the Company’s PRC subsidiaries and affiliates are considered to be permanently reinvested, and no provision for PRC withholding income tax on dividend has been made thereon accordingly. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $19,086 to $38,172, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Valuation allowance

Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2018	2019	2020
	$	$	$
Beginning balance	65,399	76,522	70,627
Additions (reversals)	11,051	(6,156)	(21,585)
Foreign exchange effect	72	261	1,076
Ending balance	76,522	70,627	50,118

As of December 31, 2020, the Company has accumulated net operating losses of $567,049 of which $466,507 will expire between 2021 and 2040, and the remaining can be carried forward and back.

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Valuation allowance (Continued)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. The CARES Act allows net operating losses incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years. As a result, the tax effect of releasing the valuation allowance on net operating losses is $15,227.

The Company has recognized a valuation allowance of $70,627 and $50,118 as at December 31, 2019 and 2020, respectively.

Uncertain tax positions

The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31, 2019 and 2020 was $4,795 and $5,101, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

The following table illustrates the movement and balance of the Company’s liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2018, 2019 and 2020, respectively.

	Years Ended December 31,
	2018	2019	2020
	$	$	$
Beginning balance	6,181	15,730	10,557
Addition for tax positions related to the current year	9,806	11	—
Reductions for tax positions from prior years/Statute of limitations expirations	—	(5,720)	(1,011)
Foreign exchange effect	(257)	536	82
Ending balance	15,730	10,557	9,628

The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada, PRC, the United States and Japan. Generally, the Company’s taxation years from 2015 to 2020 are open for reassessment to the Canadian tax authorities. The Company is subject to taxation in the United States and various state jurisdictions. The Company is not currently under examination by the federal or state tax authorities. The Company’s income tax returns for 2016 through 2020 remain open to examination by the U.S. tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company’s PRC subsidiaries might be subject to reexamination by the PRC tax authorities on non-transfer pricing matters for taxation years up to 2015 retrospectively, and on transfer pricing matters for taxation years up to 2010 retrospectively. There is no statute of limitations in case of tax evasion in PRC.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

19. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars, except share and per share data)
Numerator:
Net income attributable to Canadian Solar Inc. — basic	$237,070	$171,585	$146,703
Dilutive effect of interest expense of convertible notes	4,683	975	1,518
Net income attributable to Canadian Solar Inc. — diluted	$241,753	$172,560	$148,221
Denominator:
Denominator for basic calculation — weighted average number of common shares — basic	58,914,540	59,633,855	59,575,898
Diluted effects of share number from share options and RSUs	543,797	794,526	897,258
Dilutive effects of share number from convertible notes	2,833,333	349,315	1,833,663
Denominator for diluted calculation — weighted average number of common shares — diluted	62,291,670	60,777,696	62,306,819
Basic earnings per share	$4.02	$2.88	$2.46
Diluted earnings per share	$3.88	$2.83	$2.38

The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings per share for the years indicated.

	Years Ended December 31,
	2018	2019	2020
Share options and RSUs	276,618	41,950	187,083

20. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances

The amount due from related parties of $5,834 as of December 31, 2020 consists of (i) trade receivables of $3,364, $195 and $2,123 respectively for modules sales to Salgueiro I Renewable Energy S.A., Salgueiro II Renewable Energy S.A., Jaíba 4 Energias Renováveis S.A., each the Company’s 20% owned affiliate, (ii) a cash funding of $16 to Pilipinas Newton Energy Corp, the Company’s 40% owned affiliate, and (iii) a $136 receivable for asset management service provided to CSIF, the Company’s 14.66% owned affiliate. No amount was due as of December 31, 2020.

The amount due to related parties of $314 as of December 31, 2020 consists of (i) a trade advance of $104 from Salgueiro III Renewable Energy S.A., the Company’s 20% owned affiliate and (ii) a payable of $210 for material purchased from Luoyang Jiwa New Material Technology Co., Ltd., the Company’s 20% owned affiliate.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Related party balances (Continued)

Guarantees and loans

Dr. Shawn Qu fully guaranteed loan facilities from two Chinese banks of RMB1,270 million ($185,045), RMB1,420 million ($203,549) and RMB135 million ($20,648) in 2018, 2019 and 2020, respectively. Amounts drawn down under the facilities as of December 31, 2018, 2019 and 2020 were $155,956, $82,937 and nil, respectively.

The Company granted 83,805, 26,691 and 26,073 restricted share units to Dr. Shawn Qu in 2018, 2019 and 2020, respectively, on account of his having guaranteed these loan facilities.

Sales and purchase contracts with affiliates

In 2019 and 2020, the Company sold three and two solar power projects to CSIF, the Company’s 14.66% owned affiliate in Japan, respectively, in the amount of JPY5,889,000 ($53,874) and JPY888,000 ($8,392), respectively, recorded in revenue.

In 2018, the Company sold 5 solar power projects to CSIF, the Company’s 14.66% owned affiliate in Japan, in the amount of JPY12,276,404 ($109,597) recorded in revenue, and JPY89,238 ($836) recorded in other operating income, respectively.

In 2018, 2019 and 2020, the Company provided asset management service to CSIF in the amount of JPY247,341 ($2,210), JPY 281,094 ($2,573) and JPY394,506 ($3,723), respectively.

In 2018, 2019 and 2020, the Company provided O&M service to CSIF in the amount of JPY122,529 ($1,105), JPY 223,598 ($2,052) and JPY805,021 ($7,564), respectively.

In 2020, the Company sold modules to Salgueiro I Renewable Energy S.A., Salgueiro II Renewable Energy S.A. and Salgueiro III Renewable Energy S.A., each the Company’s 20% owned affiliate in Brazil, in the amounts of $11,636, $9,996 and $9,403, respectively.

In 2020, the Company sold modules to Jaiba 3 Renewable Energy S.A., Jaiba 4 Renewable Energy S.A. and Jaiba 9 Renewable Energy S.A., each the Company’s 20% owned affiliate in Brazil, in the amounts of $5,971, $3,696 and $1,372, respectively.

In 2018 and 2019, the Company sold solar power products to ET Solutions South Africa 1 Pty, the Company’s 49% owned affiliate in South Africa in the amount of RMB45,407 ($6,859) and ZAR586,832 ($40,970), respectively.

In 2019 and 2020, Company purchased raw materials from Luoyang Jiwa New Material Technology Co., Ltd., the Company’s 20% owned affiliate, in the amount of RMB18,124 ($2,584) and RMB31,388 ($4,545), respectively.

In 2020, the Company provided EPC services to Lavras Solar Holding S.A., the Company’s 20% owned affiliate in Brazil, in the amount of BRL5,061 ($974).

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Sales and purchase contracts with affiliates (Continued)

In 2018 and 2019, the Company purchased raw materials from Suzhou iSilver Materials Co., Ltd, the Company’s former 14.63% owned affiliate in PRC, in the amount of RMB512,154 ($74,490) and RMB350,590 ($50,359), respectively. In December 2020, the Company fully disposed of its ownership of Suzhou iSilver Materials Co., Ltd to an unrelated third party. From January 1, 2020 through the date of disposal, the Company purchased raw materials in the amount of RMB168,032 ($24,301) from this former affiliate.

In 2018 and 2019, the Company purchased equipment from Suzhou Kzone Equipment Technology Co., Ltd, the Company’s former 32% owned affiliate in PRC, in the amount of RMB41,635 ($6,056) and RMB61,174 ($8,787), respectively. In July 2020, the Company fully disposed of its ownership of Suzhou Kzone Equipment Technology Co., Ltd to an unrelated third party. From January 1, 2020 through the date of disposal, the Company purchased raw materials in the amount of RMB7,381 ($1,048) from this former affiliate.

21. COMMITMENTS AND CONTINGENCIES

a)    Capital commitments

As of December 31, 2020, the commitments for the purchase of property, plant and equipment were approximately $304,712, and the payment schedule for the commitments is as follow:

Year Ending December 31:	$
2021	174,509
2022	84,795
2023	45,408
Total	304,712

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

In January 2015, the plaintiff in the class action lawsuit filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the CBCA. The Court approved a settlement of the action on October 30, 2020. The settlement is no admission of liability or wrongdoing by the Company or any of the other defendants.

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

The USDOC published the final results of the first administrative reviews in July 2015. As a result of these decisions, the duty rates applicable to the Company were revised to 9.67% (antidumping duty) and 20.94% (countervailing duty). The assessed rates were appealed to the CIT. The CIT affirmed the USDOC’s countervailing duty rates, and no change was made to the Company’s countervailing duty rate. This decision by the CIT was not appealed to the Federal Circuit. The CIT likewise affirmed USDOC’s antidumping duty rates, and no change was made to the Company’s antidumping duty rate. This decision by the CIT was, however, appealed to the Federal Circuit, which upheld the CIT’s decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The USDOC published the final results of the second administrative reviews in June 2016 (antidumping duty) and July 2016 (countervailing duty). As a result of these decisions, the antidumping duty rate applicable to the Company was reduced to 8.52% (from 9.67%) and then to 3.96% (from 8.52%). Because the Company is not subject to the second administrative review of the countervailing duty order, the Company’s countervailing duty rate remained at 20.94%. The antidumping duty rates were appealed to the CIT. The CIT affirmed the USDOC’s second antidumping duty rate. This decision by the CIT was appealed to the Federal Circuit, which in June 2020 reversed the CIT’s decision, in part, and directed the USDOC to reconsider certain issues related to its final determination. The USDOC has submitted its antidumping duty redetermination to the CIT. A decision is expected in mid-2021.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

The USDOC published the final results of the third administrative reviews in June 2017 (antidumping duty) and July 2017 (countervailing duty), and later amended in October 2017. As result of these decisions, the duty rates applicable to the Company were changed to 13.07% (from 8.52%) (antidumping duty) and 18.16% (from 20.94%) (countervailing duty). The assessed rates were appealed to the CIT. The CIT has twice remanded the antidumping duty appeal to the USDOC to consider adjustments to the Company’s rate. Pursuant to CIT’s remand orders, the USDOC issued a redetermination. The antidumping duty rate applicable to the company was reduced to 4.12% (from 13.07%) and then further to 3.19% (from 4.12%). In June 2020, the CIT issued its third opinion sustaining the USDOC’s remand redetermination. The Company filed a motion for reconsideration with the CIT advocating for an even lower antidumping duty rate. In September 2020, the CIT granted the Company’s motion for reconsideration and remanded to USDOC for further consideration of the Company’s antidumping duty rate. The CIT has likewise twice remanded the countervailing duty appeal to the USDOC to consider adjustments to the Company’s rate. In August 2020, the CIT sustained USDOC’s second remand redetermination. As a result, the company’s countervailing duty rate was reduced to 7.36% (from 18.16%). There was no further appeal to the Federal Circuit of the USDOC’s countervailing duty redetermination and, therefore, this decision is final.

The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty), with the countervailing duty rate later amended in October 2018. Because the Company is not subject to the fourth administrative review of the antidumping duty order, the Company’s antidumping duty rate remains at 13.07%. Because of these decisions, the countervailing duty rate applicable to the Company was reduced to 11.59% (from 18.16%). The countervailing duty rates were appealed to the CIT. The CIT remanded the countervailing duty appeal to the USDOC to consider adjustments to the Company’s rate. Pursuant to the CIT’s remand orders, the USDOC made a redetermination that reduced the Company’s countervailing duty rate to 5.02% (from 11.59%). The Company appealed the CIT decision to the Federal Circuit to contest USDOC’s continued assessment of a countervailing duty rate related to the alleged electricity subsidy program; a decision is expected in late 2021.

The USDOC published the final results of the fifth administrative reviews in July and August 2019. The antidumping duty rate applicable to the Company was lowered to 4.06% (from 13.07%). The countervailing duty rate applicable to the Company was reduced to 9.70% (from 11.59%). The countervailing duty final results were amended to correct ministerial errors in December 2019, but they resulted in no change to the Company’s 9.70% rate. The countervailing duty and antidumping duty rates were appealed to the CIT, which is likely to issue decisions in late 2021.

The USDOC published the final results of the sixth administrative reviews in October 2020 and December 2020, and amended final results of the sixth administrative review of the antidumping order in December 2020. In the amended antidumping final results, the antidumping duty rate applicable to the Company was raised to 95.50% (from 13.07%). USDOC assessed a countervailing duty rate of 12.67% (from 9.70%). The countervailing duty final results were amended to correct ministerial errors in March 2021 and, as a result, the company’s countervailing duty rate was reduced to 11.97% (from 12.67%). The antidumping duty rates were appealed to the CIT, which is likely to issue decisions in late 2021 or early 2022. The Company did not appeal USDOC’s final results of its sixth administrative review of the countervailing duty order and, therefore, this decision is final and the Company’s countervailing duty rate will remain at 11.97%.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

The seventh and eighth antidumping duty and countervailing duty administrative reviews were initiated in February 2020 and February 2021 and are currently underway. The USDOC is currently scheduled to release the preliminary results of the seventh administrative reviews on April 16, 2021 (antidumping duty) and April 19, 2021 (countervailing duty). The final results of both the seventh antidumping and countervailing reviews will likely be published in late 2021. USDOC will likely issue preliminary results of the eighth administrative reviews in early 2022. The final results of the seventh and eighth administrative reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to the Company. These duty rates could materially and adversely affect the Company’s U.S. import operations and increase the Company’s cost of selling into the U.S. market.

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

On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, the Company is required to pay cash deposits on these CSPV products, the rates of which applicable to the Company’s Chinese CSPV products were 30.06% (antidumping duty) and 38.43% (countervailing duty).

The USDOC’s determination and the assessed countervailing duty rates were appealed to the CIT and the Federal Circuit. In March 2019, the Federal Circuit affirmed the CIT’s decision confirming the USDOC’s determination but reduced the Company’s countervailing duty rate to 33.58% (from 38.43%). There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

The antidumping cash deposit rate applicable to the Company’s Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. The Company paid all the cash deposits due under these determinations. There is no countervailing duty order on Taiwan Solar 2 products. The rates at which duties will be assessed and payable are subject to administrative reviews.

The USDOC published the final results of the first administrative reviews in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order). Because the Company is not subject to the first administrative reviews of the Chinese orders of Solar 2, the Company’s duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The Company’s antidumping duty rates for the Company’s Taiwanese CSPV products had ranged from 3.56% to 4.20%, until they were changed to 1.52% to 3.78% in June 2019.

The second administrative reviews for the Chinese antidumping and countervailing duty orders were rescinded, meaning that there is no change in the Chinese antidumping and countervailing duty rates applicable to the Company’s Chinese CSPV products 30.06% (antidumping duty) and 33.58% (countervailing duty). The USDOC published the final results of the second administrative review for the Taiwanese antidumping duty order (there is no countervailing duty order) in June 2018. The rate applicable to the Company is 1.33%. There is no ongoing litigation related to the Taiwanese antidumping duty rate.

The Company was not subject to the third administrative reviews of the Chinese orders and, therefore, the Company’s duty rates remained unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The third administrative review of the Taiwanese antidumping order concluded in mid-2019. The rate assessed to the Company was 4.39% (from 1.33%). There is no ongoing litigation related to the Taiwanese antidumping duty rate.

The USDOC rescinded the fourth administrative reviews of the Chinese antidumping duty and countervailing duty orders in late 2019. The Company’s duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The rate assessed to the Company in the fourth administrative review of the Taiwanese antidumping order was 2.57% (from 4.39%). The USDOC also found that certain Canadian Solar entities had no shipments during this period of this review.

The USDOC rescinded the fifth administrative reviews of the Chinese antidumping and countervailing duty orders. The Company’s duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The USDOC initiated the fifth administrative review of the Taiwanese antidumping duty order in April 2020, and that review remains ongoing. Certain Canadian Solar entities have filed a no shipment letter for this period of review. The USDOC is scheduled to publish the preliminary results of the fifth administrative review for the Taiwanese antidumping duty order on April 23, 2021. The final results will likely be published in late 2021.

The USDOC is expected to initiate the sixth administrative reviews of the Chinese antidumping and countervailing duty orders soon. No party, however, requested an antidumping or countervailing duty administrative review for any company, including the Company and, therefore, these reviews should be rescinded. The Company’s duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The USDOC is expected to initiate the sixth administrative review of the Taiwanese antidumping duty order soon.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

In 2020, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 2 antidumping and countervailing duty orders. In May 2020, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 2 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. The USITC issued an affirmative determination on September 4, 2020, declining to revoke the Solar 2 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 2 orders are expected to remain in effect for an additional five years.

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

On June 13, 2019 and following an abbreviated public comment period, the Office of the U.S. Trade Representative (or USTR) granted an exclusion from the safeguard measure for solar panels comprising solely bifacial solar cells (or bifacial solar panels). In October 2019, USTR determined to withdraw this exclusion. Invenergy Renewables LLC (or Invenergy) promptly contested USTR’s withdrawal determination at the CIT and secured a temporary restraining order against USTR in November 2019. In December 2019, the CIT preliminarily enjoined USTR’s withdrawal due to procedural deficiencies. USTR then sought and was granted a voluntary remand to reconsider its withdrawal determination for bifacial solar panels.

In early 2020, USTR conducted a renewed notice-and-comment process regarding the exclusion for bifacial solar panels from the safeguard measures. In April 2020, USTR again determined that the exclusion for bifacial solar panels should be withdrawn based on the findings of its second notice-and-comment process. Notwithstanding, in May 2020 the CIT denied without prejudice the United States’ motion to dissolve the preliminary injunction and to resume the collection of the safeguard tariff on entries of bifacial modules. USTR appealed the CIT’s interlocutory decision to the Federal Circuit in July 2020, but subsequently dismissed its appeal in January 2021. The United States has continued to litigate the merits of USTR’s April 2020 withdrawal of the bifacial exclusion before the CIT.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

In early 2020, the USITC conducted a midterm review of the safeguard order, issuing its monitoring report in February 2020. Additionally, in March 2020, at the request of the USTR, the USITC released a report regarding the probable economic effect on the domestic CSPV cell and module manufacturing industry of modifying the safeguard measure on CSPV products. The USITC found that increasing the tariff-rate quota (TRQ) on CSPV cells (an integral component of CSPV modules) would likely result in a substantial increase in U.S. module producers’ production, capacity utilization, and employment.

The President must consider the USITC’s views but is not required to follow them or to take any action in the safeguard midterm review. On October 10, 2020, President Trump issued Proclamation 10101 pertaining to the midterm review. Proclamation 10101 authorized the following: (1) the revocation of the bifacial module exclusion effective October 25, 2020; (2) the reduction of the safeguard tariff to 18% ad valorem (as opposed to 15% ad valorem as prescribed in the original safeguard measures) effective February 7, 2021; and (3) the delegation to USTR of the President’s authority to ask the USITC to assess whether the safeguard measures should be extended. The President decided not to follow the USITC’s recommendation to increase the TRQ applicable to CSPV cells.

Following the issuance of Proclamation 10101, Invenergy and other plaintiffs (AES Distributed Energy, Inc., Clearway Energy Group LLC, EDF Renewables, Inc. (or EDF), the Solar Energy Industries Association (or SEIA)) sought to challenge the Proclamation and filed motions to amend their complaints with the CIT. The CIT ultimately denied plaintiffs’ motions and refused to extend the bifacial module exclusion beyond October 24, 2020 as a consequence of the Proclamation (as opposed to USTR’s withdrawals). Subsequently, on December 29, 2020, Invenergy and another set of plaintiffs (SEIA, NextEra Energy, Inc., and EDF) commenced new and separate litigation once again challenging Proclamation 10101 in the CIT. This new complaint alleges that the President unlawfully terminated the bifacial module exclusion and revised the safeguard tariff, effective February 7, 2021, to be 18% ad valorem (as opposed to the originally announced 15% ad valorem). This new CIT case has also been assigned to Judge Katzmann, and no substantive decision has been made to date.

European Antidumping and Anti-Subsidy Investigations

On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an antidumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. On December 6, 2013, the EU imposed definitive antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On March 3, 2017, the European Commission extended the antidumping and countervailing measures for 18 months on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On September 16, 2017, the European Commission amended the form of the antidumping and countervailing measures for certain Chinese exporters (but not for Canadian Solar). On March 9, 2018, the antidumping and countervailing measures expired. As a result, since then, the Company’s CSPV modules and cells that originate in, or are consigned from, China, are no longer subject to antidumping or countervailing measures.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

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

Canadian Antidumping and Countervailing Duties Expiry Review

On June 3, 2015, the Canada Border Services Agency (CBSA) released final determinations regarding the dumping and subsidization of solar modules and laminates originating from China. The CBSA determined that such goods were dumped and subsidized. The CBSA found Canadian Solar to be a “cooperative exporter” and, as such, ascertained a low (relative to other Chinese exporters) Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal (CITT) determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with such negative impact. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. The CITT may initiate an expiry review pursuant to Subsection 76.03(3) of the Special Import Measures Act (“SIMA”) before the end of 5 years of its finding. If the CITT does not initiate such an expiry review pursuant to Subsection 76.03(3) of SIMA, the finding is deemed to have been rescinded as of the expiry of the five years.

On April 1, 2020, the CITT initiated the preliminary stage of the expiry review regarding the above finding. The expiry review was concluded on March 25, 2021. The CITT determined to continue its aforementioned finding. As a result, the Canadian Solar-specific subsidies rate of RMB0.014 per Watt remains unchanged. Such subsidies rate does not have a material negative effect upon the Company’s results of operations because it has module manufacturing capacity in Ontario and does not rely on Chinese solar modules to serve its Canadian business.

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

From 2016 through the third quarter of 2020, the Company had been operating in two principal businesses: MSS and Energy. The MSS business comprised primarily the design, development, manufacture and sale of solar modules, other solar power products and solar system kits. The MSS business also provided engineering, procurement and construction (EPC) services. The Energy business comprised primarily the development and sale of solar projects, operating solar power projects, the sale of electricity and operating and maintenance (O&M) services. The module sales from the Company’s MSS business to its Energy business were on terms and conditions similar to sales to third parties.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

In July 2020, the Company reached a strategic decision to pursue a listing of its subsidiary, CSI Solar Co, in China. To align with the objective of ASC 280, Segment Reporting (“Topic 280”) and present the Company’s disaggregated financial information consistent with the management approach, beginning from the fourth quarter of 2020, the Company reports its financial performance, including revenue, gross profit and income from operations, based on the following two reportable segments:

●	CSI Solar, which includes solar modules, solar system kits, battery energy storage solutions, China energy (including solar projects, EPC services and electricity revenue in China), and other materials, components and services (including EPC); and

●	Global Energy, which includes global solar and energy storage power projects (excludes China), O&M and asset management services, global electricity revenue (excludes China), as well as other development services.

The module sales from the Company’s CSI Solar business to its Global Energy business are on terms and conditions similar to sales to third parties. Comparative period financial information for 2018 and 2019 by reportable segment has been recast to conform to current presentation.

The Company continually monitors and reviews its segment reporting structure in accordance with Topic 280 to determine whether any changes have occurred that would impact its reportable segments.

The Company’s CODM reviews net revenue and gross profit and does not review balance sheet information by segment.

The following table summarizes the Company’s revenues, gross profit and income from operations generated from each segment:

	Years Ended December 31, 2020
			Elimination
			and
			unallocated
	CSI Solar	Global Energy	items (1)	Total
	$	$	$	$
Net revenues	3,105,044	726,167	(354,716)	3,476,495
Cost of revenues	2,496,153	577,052	(286,624)	2,786,581
Gross profit	608,891	149,115	(68,092)	689,914
Income from operations	253,105	53,414	(86,089)	220,430

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

	Years Ended December 31, 2019
			Elimination
			and
			unallocated
	CSI Solar	Global Energy	items (1)	Total
	$	$	$	$
Net revenues	2,591,154	718,735	(109,306)	3,200,583
Cost of revenues	1,977,502	604,856	(100,272)	2,482,086
Gross profit	613,652	113,879	(9,034)	718,497
Income from operations	267,642	18,795	(27,558)	258,879

	Years Ended December 31, 2018
			Elimination
			and
			unallocated
	CSI Solar	Global Energy	items (1)	Total
	$	$	$	$
Net revenues	2,448,057	1,427,245	(130,790)	3,744,512
Cost of revenues	1,941,539	1,184,724	(156,833)	2,969,430
Gross profit	506,518	242,521	26,043	775,082
Income from operations	182,488	171,876	10,293	364,657
(1)	Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

Income from operations is estimated based on the Company’s management accounts as some services are shared by two segments.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

The following table summarizes the Company’s net revenues generated from different geographic locations. The information presented below is based on the location of customers’ headquarters:

	Years Ended December 31,
	2018	2019	2020
	$	$	$
Europe and other regions:
—Australia	232,409	313,167	120,403
—Germany	95,514	109,119	119,035
—Spain	58,811	78,228	138,972
—Netherlands	83,475	68,770	96,372
—South Africa	53,739	93,911	49,375
—United Kingdom	101,479	33,158	8,842
—Czech	17,411	17,717	16,144
—Others	55,730	66,389	85,407
	698,568	780,459	634,550
The Americas:
—United States	999,144	852,231	696,101
—Brazil	339,964	395,303	284,478
—Mexico	50,004	94,446	118,846
—Canada	57,478	30,330	100,284
—Others	28,067	29,731	21,396
	1,474,657	1,402,041	1,221,105
Asia:
—Japan	483,041	372,687	560,701
—PRC	620,520	317,077	504,656
—Vietnam	4,216	39,268	289,621
—Korea	46,697	72,552	25,896
—India	145,873	70,893	61,141
—United Arab Emirates	104,467	43,311	53,981
—Thailand	23,511	12,753	6,108
—Others	142,962	89,542	118,736
	1,571,287	1,018,083	1,620,840
Total net revenues	3,744,512	3,200,583	3,476,495

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

The following table summarizes the Company’s long-lived assets, including property, plant and equipment, non-current project assets, solar power systems, prepaid land use rights and intangible assets at December 31, 2019 and 2020 by geographic region, based on the physical location of the assets:

	At December 31,	At December 31,
	2019	2020
	$	$
PRC	835,991	1,002,409
Thailand	331,931	295,240
Japan	259,197	204,515
Australia	63,143	76,330
United States	60,177	64,009
Canada	14,718	8,898
Others	100,513	139,137
Total long-lived assets	1,665,670	1,790,538

The following table summarizes the Company’s revenues generated from each product or service:

	Years Ended December 31,
	2018	2019	2020
	$	$	$
CSI Solar:
Solar modules	1,847,305	2,012,059	2,348,724
Solar system kits	93,253	116,449	157,656
Battery storage solutions	—	—	7,899
China energy (includes electricity sales)	245,321	58,096	175,388
Others	131,388	295,244	60,661
Global Energy:
Solar power projects	1,319,021	652,050	654,827
O&M and asset management services	13,271	19,750	26,386
Others	94,953	46,935	44,954
Total net revenues	3,744,512	3,200,583	3,476,495

23. MAJOR CUSTOMERS

Details of customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2018	2019		2020
	$	$		$
Company A	718,341	—	(1)	—	(1)

(1)Not a 10% or more customer in 2019 and 2020.

The accounts receivable from three customers with the largest receivable balances represents 7%, 3% and 3% of the balance of the account at December 31, 2020, and 17%, 5% and 4% of the balance of the account at December 31, 2019, respectively. The balance from the customer with the largest receivable balance is $74,376 and $27,014 as of December 31, 2019 and 2020, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for eligible employees is based on 16% of the applicable payroll cost in 2019. The expense incurred by the Company to these defined contributions schemes was $12,544, $11,738 and $8,064 for the years ended December 31, 2018, 2019 and 2020, respectively.

In addition, in 2019, the Company is required by PRC law to contribute approximately 6-8.5%, 8%, 0.5-0.7% and 0.9-2.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefit schemes were $11,211, $11,409 and $11,486 for the years ended December 31, 2018, 2019 and 2020, respectively.

25. SHARE-BASED COMPENSATION

In March 2006, the Company adopted a share incentive plan, or the Plan. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors, employees and consultants to those of the shareholders and providing the directors, employees and consultants with an incentive for outstanding performance to generate superior returns to the shareholders. The Plan is also intended to motivate, attract and retain the services of the directors, employees and consultants upon whose judgment, interest and effort the successful conduct of the Company’s operations is largely dependent. In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of options, restricted shares and RSUs under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of outstanding common shares of the Company on the first day of each of 2007, 2008 and 2009 and (b) 2.5% of the number of outstanding common shares of the Company outstanding on the first day of each calendar year after 2009. In June 2020, the shareholders approved an amendment to the Plan to extend the term of the Plan for a further ten years period. As a result, the Plan will expire on, and no awards may be granted after, June 30, 2029. Under the terms of the Plan, options are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares and expire ten years from the date of grant.

Options Activities

During the year ended December 31, 2020, 93,488 options were exercised with a weighted average exercise price of $11.39. The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was $256, $1,422 and $893, respectively. As of December 31, 2020, there were 26,291 options outstanding with a weighted average exercise price of $9.33 and weighted average remaining contract terms of 0.4 year. The intrinsic value of outstanding options as of December 31, 2020 was $1,102. No compensation cost on options was recognized in the year ended December 31, 2020.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Thousands of U.S. Dollars, unless otherwise indicated)

25. SHARE-BASED COMPENSATION (Continued)

RSUs Activities

The Company granted 759,702, 706,637 and 1,105,640 RSUs in 2018, 2019 and 2020, respectively. The RSUs entitle the holders to receive the Company’s common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. The fair market value of the Company’s ordinary shares at the date of grant resulted in total compensation cost of approximately $10,225, $12,179 and $24,918 that will be recognized ratably over the vesting period for the RSUs granted in 2018, 2019 and 2020, respectively. In the years ended December 31, 2018, 2019 and 2020, the Company recognized $10,258, $10,682 and $12,350 in compensation expense associated with these awards, respectively.

As of December 31, 2020, there was $31,116 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.81 years.

A summary of the RSU activity is as follows:

		Weighted Average
	Number of	Grant-Date
	Shares	Fair Value
		$
Unvested at January 1, 2020	1,659,767	15.26
Granted	1,105,640	22.80
Vested	(736,542)	14.85
Forfeited	(140,112)	16.07
Unvested at December 31, 2020	1,888,753	19.78

The total fair value of RSUs vested during the years ended December 31, 2018, 2019 and 2020 was $10,242, $10,733 and $14,420, respectively.

26. SUBSEQUENT EVENTS

In February 2021, the Company, partnering with a business unit of the Macquarie Group as a minority investor, closed the Japan Green Infrastructure Fund and raised a total of JPY22 billion (approximately $208 million) committed capital to develop new projects in Japan.

Additional Information — Financial Statement Schedule I

Canadian Solar Inc.

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.’s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2020 of $568,931, exceeded the 25% threshold.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,	December 31,
	2019	2020

	(In Thousands of U.S. Dollars, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	1,362	33,709
Restricted cash	950	1,316
Amounts due from subsidiaries	341,557	288,226
Derivative assets	—	1,111
Prepaid expenses and other current assets	9,846	22,672
Total current assets	353,715	347,034
Investment in subsidiaries	1,383,935	1,525,951
Investments in affiliates	2,483	5,322
Deferred tax assets	23,657	21,358
Other non-current assets	69,070	40,456
TOTAL ASSETS	1,832,860	1,940,121
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	—	80,000
Amounts due to related parties	340,502	—
Derivative liabilities	4,713	—
Other current liabilities	8,534	32,969
Total current liabilities	353,749	112,969
Convertible notes	—	223,214
Long-term borrowings	50,000	—
Deferred tax liabilities	22,936	20,169
Liability for uncertain tax positions	13,041	13,347
TOTAL LIABILITIES	439,726	369,699
Equity:
Common shares — no par value: unlimited authorized shares, 59,371,684 and 59,820,384 shares issued and outstanding at December 31, 2019 and 2020, respectively	703,806	687,033
Treasury stock, at cost, 609,516 and nil common shares as of December 31, 2019 and 2020, respectively	(11,845)	—
Additional paid-in capital	17,179	(28,236)
Retained earnings	793,601	940,304
Accumulated other comprehensive loss	(109,607)	(28,679)
TOTAL EQUITY	1,393,134	1,570,422
TOTAL LIABILITIES AND EQUITY	1,832,860	1,940,121

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars)
Net revenues	86,755	4,351	2,170
Cost of revenues	53,926	4,188	—
Gross profit	32,829	163	2,170
Operating expenses:
Selling and distribution expenses	2,518	1,727	2,174
General and administrative expenses	18,970	29,093	49,688
Research and development expenses	795	462	692
Other operating loss, net	77	—	—
Total operating expenses	22,360	31,282	52,554
Income (loss) from operations	10,469	(31,119)	(50,384)
Other income (expenses):
Interest expense	(9,170)	(3,005)	(9,628)
Interest income	32,370	25,272	30,536
Gain (loss) on change in fair value of derivatives, net	(2,671)	(5,193)	25,341
Foreign exchange gain (loss)	22,255	(11,318)	13,768
Investment loss	—	(116,879)	—
Other income (expenses), net:	42,784	(111,123)	60,017
Income (loss) before income taxes and equity in earnings of subsidiaries	53,253	(142,242)	9,633
Income tax benefit (expense)	(12,133)	5,230	(34,223)
Equity in earnings of subsidiaries	195,950	308,597	171,293
Net income	237,070	171,585	146,703

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars)
Net income	237,070	171,585	146,703
Other comprehensive income (loss) (net of tax of nil)	(56,115)	542	80,928
Comprehensive income	180,955	172,127	227,631

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2018	2019	2020

	(In Thousands of U.S. Dollars)
Operating activities:
Net income	237,070	171,585	146,703
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21	154	156
Accretion of convertible notes	—	—	388
Loss on disposal of subsidiaries	—	116,879	—
Loss (gain) on change in fair value of derivatives	2,671	5,193	(25,341)
Allowance for credit losses	(212)	(83)	357
Equity in earnings of subsidiaries	(195,950)	(308,597)	(171,293)
Share-based compensation	10,259	10,682	12,350
Changes in operating assets and liabilities:
Amounts due from subsidiaries	(184,755)	(43,630)	287,865
Prepaid expenses and other current assets	(7,778)	17,012	(13,183)
Other non-current assets	(149)	(1,158)	28,459
Amounts due to related parties	15,598	183,675	(340,502)
Other current liabilities	(22,058)	(2,707)	31,809
Liability for uncertain tax positions	6,008	408	306
Net deferred tax assets	9,230	(1,292)	(468)
Net settlement of derivatives	21,450	(11,125)	19,517
Net cash provided by (used in) operating activities	(108,595)	136,996	(22,877)
Investing activities:
Investments in subsidiaries	(1,051)	(36,146)	(126,487)
Investments in affiliates	—	(2,483)	(2,766)
Funding of loans to subsidiaries	(94,000)	(40,600)	(264,848)
Repayment of loans from subsidiaries	375,635	12,809	20,485
Net cash provided by (used in) investing activities	280,584	(66,420)	(373,616)
Financing activities:
Proceeds from (repayment of) short-term borrowings	(151,000)	—	30,000
Proceeds from long-term borrowings	—	50,000	—
Proceeds from changes in ownership interests in subsidiaries without change of control	—	—	224,553
Net proceeds from issuance of convertible notes	—	—	222,826
Payments for repurchase of convertible notes	—	(127,500)	—
Payments for repurchase of common shares	—	(11,845)	(5,963)
Proceeds from exercise of stock options	769	875	1,035
Net cash provided by (used in) financing activities	(150,231)	(88,470)	472,451

Effect of exchange rate changes	(29,618)	11,110	(43,246)

Net increase (decrease) in cash and cash equivalents	(7,860)	(6,784)	32,712

Cash and cash equivalents at the beginning of the year	16,957	9,097	2,313
Cash and cash equivalents at the end of the year	9,097	2,313	35,025

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	10,154	4,644	7,966

Appendix 1

Major Subsidiaries of CSI

The following table sets forth information concerning CSI’s major subsidiaries:

	Place and	Attributable
	Date	Equity
Subsidiary	of Incorporation	Interest Held		Principal Activity
Canadian Solar Solutions Inc.	Canada	100%		Developing solar power project and manufacture of solar modules
	June 22, 2009
Canadian Solar (Australia) Pty Limited	Australia	100%		Developing solar power projects
	February 3, 2011
Canadian Solar O and M (Ontario) Inc.	Canada	100%		Solar farm operating and maintenance services
	May 10, 2011
Canadian Solar Projects K.K.	Japan	100%		Developing solar power projects
	May 20, 2014
Canadian Solar UK Projects Ltd.	United Kingdom	100%		Developing solar power projects
	August 29, 2014
Recurrent Energy, LLC	USA	100%		Developing solar power projects
	March 31, 2015
Canadian Solar Energy Singapore Pte. Ltd.	Singapore	100%		Development & ownership of solar PV projects
	October 29, 2015
Canadian Solar Netherlands Cooperative U.A.	Netherlands	100%		Project holding and financing
	November 8, 2016
Canadian Solar Construction (Australia) Pty Ltd	Australia	100%		Providing engineering, procurement and construction services
	July 04, 2017
CSUK Energy Systems Construction and Generation JSC	Turkey	100%		Project development and management services
	October 30, 2017
Canadian Solar Argentina Investment Holding Ltd.	United Kingdom	100%		Developing solar power projects
	January 23, 2018
Canadian Solar New Energy Holding Company Limited	Hong Kong	100%		Project investment, financing, trading of solar modules
	March 20, 2019
Canadian Solar Energy Holding Singapore Pte. Ltd.	Singapore	100%		Development & ownership of solar PV projects
	April 22, 2019
CSI Solar Co., Ltd. (formerly known as “CSI Solar Power Group Co., Ltd.”)	PRC	79.59%		Investment holding and trading
	July 7, 2009
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100	%*	Manufacture of solar modules, ingots and wafers
	February 24, 2006
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100	%*	Production of solar modules
	August 1, 2006
CSI Cells Co., Ltd.	PRC	100	%*	Manufacture of solar cells
	August 23, 2006
Canadian Solar (USA) Inc.	USA	100	%*	Sales and marketing of modules
	June 8, 2007
Canadian Solar Japan K.K.	Japan	100	%*	Sales and marketing of modules
	June 21, 2009
Canadian Solar EMEA GmbH	Germany	100	%*	Sales and marketing of modules
	August 21, 2009
Canadian Solar International Limited	Hong Kong	100	%*	Sales and marketing of modules
	March 25, 2011
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	100	%*	Production of solar module materials
	August 17, 2011
Canadian Solar South East Asia Pte. Ltd.	Singapore	100	%*	Sales and marketing of modules
	September 19, 2011
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil	100	%*	Sales and marketing of solar modules, and providing solar energy solution
	November 14, 2012
Canadian Solar Construction (USA) LLC	USA	100	%*	Solar farm operating and maintenance services
	May 20, 2014
CSI Solar Manufacturing (Funing) Co., Ltd. (formerly known as “CSI&GCL Solar Manufacturing (Yancheng) Inc.”)	PRC May 29, 2014	100	%*	Research and development, manufacture and sales of solar cells, and solar power project development

Changshu Tegu New Material Technology Co., Ltd.	PRC	100	%*	EVA solar packaging film research and development, production and sales
	September 2, 2014
Changshu Tlian Co., Ltd.	PRC	100	%*	Junction box and connector research, development, production and sales
	December 26, 2014
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam	100	%*	Production of solar modules
	June 25, 2015
Canadian Solar Energy Private Limited	India	100	%*	Sales and marketing of modules
	May 06, 2015
Canadian Solar MSS (Australia) Pty Ltd.	Australia	100	%*	Sales and marketing of modules
	August 03, 2015
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.99992	%*	Cells and module production
	November 20, 2015
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100	%*	Production of solar modules, ingots and wafers
	August 18, 2016
Canadian Solar Middle East DMCC	United Arab Emirates	100	%*	Sales and marketing of modules
	March 28, 2017
CSI Investment Management (Suzhou) Co., Ltd.	PRC	100	%*	Investment management & asset management
	May 5, 2017
CSI New Energy Development (Suzhou) Co., Ltd. (formerly known as “Suzhou Gaochuangte New Energy Development Co., Ltd.”)	PRC	90	%*	Design, engineering construction and management of solar power projects
	June 12, 2017
CSI Cells (Yancheng) Co., Ltd.	PRC	70	%*	Production of solar cells
	May 18, 2017
CSI Modules (Jiaxing) Co., Ltd.	PRC	100	%*	Production of solar modules
	November 3, 2017
CSI Wafer (Luoyang) Co., Ltd.	PRC	100	%*	Production of solar cells and wafers
	November 27, 2017
Canadian Solar SSES (Canada) Inc.	Canada	100	%*	System solution and energy storage
	Nov 27, 2019
Canadian Solar SSES (UK) Ltd	United Kingdom	100	%*	Intellectual property holding
	December 18, 2019

*      Major subsidiaries within the scope of CSI Solar are held through CSI Solar Co., Ltd. of which CSI holds 79.59% equity rights of CSI Solar Co., Ltd.