Form 20-F
period 2021-12-31
Canadian Solar Inc.
filed 2022-04-28
CIK 1375877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

64,022,678 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ⌧ No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“AC” and “DC” refer to alternating current and direct current, respectively;
●	“AUD” and “Australian dollars” refer to the legal currency of Australia;
●	“BRL” and “Brazilian reals” refer to the legal currency of Brazil;
●	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“COD” refers to commercial operation date;
●	“CSI”, “we”, “us”, “our company” and “our” refer to Canadian Solar Inc., a British Columbia, Canada corporation, its predecessor entities and its consolidated subsidiaries;
●	“CSI Solar” refers to CSI Solar Co., Ltd.;
●	“C$” and “Canadian dollars” refer to the legal currency of Canada;
●	“EPC” refers to engineering, procurement and construction;
●	“EU” refers to the European Union;
●	“FIT” refers to feed-in tariff;
●	“GAAP” refers to generally accepted accounting principles;
●	“Korea” refer to the Republic of Korea, also commonly known as “South Korea”;
●	“O&M services” refers to operation and maintenance services;
●	“PPA” refers to power purchase agreement;
●	“PV” refers to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“U.S.” refers to the United States of America;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“shares” and “common shares” refer to common shares, with no par value, of Canadian Solar Inc.;
●	“THB” and “Thai baht” refer to the legal currency of Thailand;
●	“U.K.” refers to the United Kingdom;
●	“W”, “kW”, “MW” and “GW” refer to watts, kilowatts, megawatts and gigawatts, respectively;
●	“ZAR” and “South African rand” refer to the legal currency of South Africa.
●	“$”, “US$” and “U.S. dollars” refer to the legal currency of U.S.;
●	“€” and “Euros” refer to the legal currency of the Economic and Monetary Union of the European Union;
●	“£”, “GBP” and “British pounds” refer to the legal currency of the United Kingdom;
●	“¥”, “JPY” and “Japanese yen” refer to the legal currency of Japan; and

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 and as of December 31, 2020 and 2021.

We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York to translate Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report on Form 20-F. Unless otherwise stated, the translation of Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand into U.S. dollars was made by the noon buying rate in effect on December 30, 2021, which was RMB6.3726 to $1.00, €0.8835 to $1.00, £0.7407 to $1.00, ¥115.1700 to $1.00, C$1.2777 to $1.00, AUD1.3774 to $1.00, THB33.3300 to $1.00, BRL5.5749 to $1.00 and ZAR15.9300 to $1.00. We make no representation that the Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals, South African rand or U.S. dollars amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals South African rand or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding the worldwide demand for electricity and the market for solar power;
●	our beliefs regarding the importance of environmentally friendly power generation;
●	our beliefs regarding the value of and ability to monetize our portfolio of solar and battery storage projects;
●	our expectations regarding governmental support for solar power;
●	our beliefs regarding the rate at which solar power technologies will be adopted and the continued growth of the solar power industry;
●	our beliefs regarding the competitiveness of our solar power and battery storage products and services;
●	our expectations with respect to increased revenue growth and improved profitability;
●	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;
●	our ability to continue developing our in-house solar component production capability and our expectations regarding the timing of the expansion of our internal production capacity;
●	our ability to secure adequate volumes of silicon, solar wafers and cells at competitive cost to support our solar module production;
●	our beliefs regarding the effects of environmental regulation;
●	our future business development, results of operations and financial condition;
●	competition from other manufacturers of solar or battery storage products and conventional energy suppliers;
●	our ability to successfully expand our range of products and services and to successfully execute plans for our energy business;
●	our ability to develop, build and sell solar and battery storage projects in Canada, the U.S., Japan, China, the EU, U.K., Brazil, Mexico, Chile, Colombia, Australia, Korea and elsewhere; and
●	our beliefs with respect to the outcome of the investigations and litigation to which we are a party.

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

A    [Reserved]

B    Capitalization and Indebtedness

Not applicable.

C    Reasons for the Offer and Use of Proceeds

Not applicable.

D    Risk Factors

Risks Related to Our Company and Our Industry

We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power and battery storage products and services may decline, which may reduce our revenues and earnings.

Our business is affected by conditions in the solar power market and industry. We believe that the solar power market and industry may from time to time experience oversupply. When this occurs, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, may be adversely affected. Our shipments of solar modules increased in 2020 compared to 2019, and further increased in 2021. The average selling prices for our solar modules declined from the previous year in each of 2019 and 2020 but increased in 2021. If the supply of solar modules grows faster than demand and if governments continue to reduce financial support for the solar industry and impose trade barriers for solar power products, demand and the average selling price for our products could be materially and adversely affected.

The solar power market is still at a relatively early stage of development, and future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our largest end markets, including the U.S., Europe, Japan, China and Brazil, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

●	the cost-effectiveness, performance and reliability of solar power products and services, including our solar and battery storage projects, compared to conventional and other renewable energy sources and products and services;
●	the availability of government incentives to support the development of the solar power industry;
●	the availability and cost of capital, including long-term debt and tax equity, for solar and battery storage projects;
●	the success of other alternative energy technologies, such as wind power, hydroelectric power, clean hydrogen, geothermal power and biomass fuel;
●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil, gas and other fossil fuels;
●	capital expenditures by end users of solar power and battery storage products and services, which tend to decrease when the economy slows; and
●	the availability of favorable regulation for solar power within the electric power industry and the broader energy industry.

If solar power and battery storage technology is not suitable for widespread adoption or if sufficient demand for solar power and battery storage products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

The operating results of our project development business within Global Energy segment and the mix of revenues from our CSI Solar and Global Energy segments may be subject to significant fluctuation due to a number of factors, including the unpredictability of the timing of the development and sale of our solar and battery storage projects and our inability to find third party buyers for our projects in a timely manner, on favorable terms and conditions, or at all.

Our Global Energy segment develops, sells and/or operates and maintains solar and battery storage projects primarily in the U.S., Brazil, Chile, the U.K., the EU, Japan, China, and Australia. Our project development activities have grown over the past several years through a combination of organic growth and acquisitions. After completing their development, we either sell our solar or battery storage projects to third party buyers, or operate them under PPAs or other contractual arrangements with utility companies or grid operators. Revenues from our Global Energy segment increased by $7.5 million, or 1%, to $726.2 million for the year ended December 31, 2020, and then further increased by $397.9 million, or 55%, to $1,124.1 million for the year ended December 31, 2021. We intend to monetize the majority of our current portfolio of solar and battery storage projects in operation with an estimated resale value of approximately $260.0 million as of January 31, 2022. We also intend to monetize certain of our projects before they reach COD. However, there is no assurance whether or when we will be able to realize their estimated resale value.

The operating results of our energy business may be subject to significant period-over-period fluctuations for a variety of reasons, including but not limited to the unpredictability of the timing of the development and sale of our solar and battery storage projects, changes in market conditions after we have committed to projects, availability of financing for our projects and changes in government regulations and policies, all of which may result in the cancellation of or delays in the development of projects, inability to monetize or delays in monetizing projects or changes in amounts realized on monetization of projects. If a project is canceled, abandoned or deemed unlikely to occur, we will charge all prior capital costs as an operating expense in the quarter in which such determination is made, which could materially adversely affect operating results.

Further, the mix of revenues from our CSI Solar and Global Energy segments can fluctuate dramatically from quarter to quarter, which may adversely affect our margins and financial results in any given period.

Any of the foregoing may cause us to miss our financial guidance for a given period, which could adversely impact the market price for our common stock and our liquidity.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power and battery storage products and services, hamper our expansion and materially affect our results of operations.

Most solar and battery storage projects, including our own, require financing for development and construction with a mixture of equity and third-party funding. The cost of capital affects both the demand and price of solar power and battery storage systems. A high cost of capital may materially reduce the internal rate of return for solar and battery storage projects and therefore put downward pressure on the prices of solar systems, solar modules and battery storage systems, which typically comprise a major part of the cost of solar and battery storage projects.

Furthermore, solar and battery storage projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar and battery storage projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power and battery storage industry. In addition, higher bond yields could result in increased yield expectations for solar and battery storage projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for products they have agreed to purchase. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion plans and materially and adversely affect our results of operations. The cash flow of a solar power/battery storage project may be derived from government-funded or government-backed FITs. Consequently, the availability and cost of funding solar and battery storage projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located.

In light of the uncertainty in the global credit and lending environment, we cannot make assurances that financial institutions will continue to offer funding to solar and battery storage project developers at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund solar power and battery storage systems and potentially reduce the demand for solar modules and battery storage systems and/or reduce the average selling prices for solar modules and battery storage systems, which may materially and adversely affect our business, results of operations, financial condition and prospects.

Our future success depends partly on our ability to expand the pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties.

Historically, our sales of modules, solar system kits, and other services have accounted for the majority of our net revenues. We have, in recent years, increased our investment in our energy business, which primarily consists of solar and battery storage project development and sale, operating solar and battery storage projects and sale of electricity.

While we plan to continue to monetize our current portfolio of solar and battery storage projects in operation, we also intend to grow our energy business by developing and selling or operating more solar and battery storage projects, including those that we develop and those that we acquire from third parties. As we do, we will be increasingly exposed to the risks associated with these activities. Further, our future success largely depends on our ability to expand our solar and battery storage project pipeline. The risks and uncertainties associated with our energy business, and our ability to expand our solar and battery storage project pipeline, include:

●	the uncertainty of being able to sell the projects, receive full payment for them upon completion, or receive payment in a timely manner;
●	the need to raise significant additional funds to develop greenfield or purchase late stage solar and battery storage projects, which we may be unable to obtain on commercially reasonable terms or at all;
●	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including construction and procurement price inflation, delays in regulatory approvals, grid connection, supply chain of our suppliers or availability of components, construction and installation, and customer acceptance testing;
●	delays or denial of required regulatory approvals by relevant government authorities, as a result of, among others, poor management of permitting process, including lack or resources and opaqueness of administrative measures;
●	diversion of significant management attention and other resources; and
●	failure to execute our project pipeline expansion plan effectively.

If we are unable to successfully expand our energy business, and, in particular, our solar and battery storage project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate cash flows.

Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeded retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards, auctions for Contracts for Difference (“CfDs”), Feed-in Premium (“FIP”) and other incentives. These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether, and it is likely that eventually incentives for solar and alternative energy technologies will be phased out completely. Over the past few years, the cost of solar energy has declined, and the industry has become less dependent on government incentives. However, governments in some of our largest markets have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the United States and a number of the states of the European Union (including without limitation, Italy, France, Germany, Spain and Poland) continue to provide incentives and policy support schemes for investments in solar power that will directly benefit the solar industry. As to the United States, federal legislation is being discussed that may provide additional support for solar and energy storage development (including the potential introduction of production tax credits for solar projects, investment tax credit for energy storage projects, and direct pay provisions), though the final outcome of these discussions is uncertain. As to Japan, new FIP scheme has been effectively implemented in April 2022. This new scheme ensures investment incentives for power producers by allowing them to receive premium based on the unit price in addition to the sales revenue from the transactions at the power exchange or through the power purchase agreements, and such premium is calculated by deducting reference price based on the market price from the base price. As to Europe, a number of European countries (notably, Germany, France, Italy, Spain and Poland) continue to support realization of solar projects through incentive schemes and auctions, with additional limitations and regulations on agricultural land as compared to industrial and commercial zones, and the enactment of new laws in order to simplify the permitting process and enhance administrative resources to promote renewable energy sources. We believe that the near-term growth of the market partially depends on the availability and size of such government incentives.

While solar and battery storage projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate incentives for solar and battery storage power, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact both solar module prices and the value of our solar and battery storage projects. The reduction, modification or elimination of government incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

Imposition of antidumping and countervailing duty orders or safeguard measures in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects.

We have been, and may be in the future, subject to the imposition of antidumping and countervailing duty orders or safeguard measures in one or more of the markets in which we sell our products. In the past, we were subject to the imposition of antidumping and countervailing duty orders and safeguard measures in the U.S., the EU, and Canada and have, as a result, been party to lengthy proceedings related thereto. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” The U.S., the EU, the U.K. and Canada are important markets for us. Ongoing proceedings relating to past, and the imposition of any new, antidumping and countervailing duty orders or safeguard measures in these markets may result in additional costs to us and/or our customers, which may materially and adversely affect our business, results of operations, financial conditions and future prospects.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for solar and battery storage products and services is influenced by macroeconomic factors, such as global economic conditions (e.g. interest rates, foreign exchange rates and inflation), demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, clean and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other incentives designed to benefit the solar industry. A decrease in solar power tariffs or wholesale electricity in many markets placed downward pressure on the price of solar and battery storage systems in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power and battery storage products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar and battery storage projects and solar power and battery storage products and services weakens as a result, our business and results of operations may be adversely affected.

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

The development and construction of solar and battery storage projects involve known and unknown risks, many of which are not under our sole control. For example, we may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering and permitting and may incur legal and other expenses before we can determine whether a project is feasible; we may also need to engage and rely on third parties including, but not limited to, contractors and consultants. Success in developing a particular project is contingent upon, among other things:

●	securing land rights and related permits, including satisfactory environmental assessments;
●	receipt of required land use and construction permits and approvals;
●	receipt of rights to interconnect to the electric grid;
●	availability of transmission capacity, potential upgrade costs to the transmission grid and other system constraints;
●	payment of interconnection and other deposits (some of which are non-refundable);
●	negotiation of satisfactory EPC agreements;
●	obtaining construction financing, including debt, equity and tax credits; and
●	timely and satisfactory execution and performance by the third parties that we engage.

In addition, successful completion of a particular project may be adversely affected by numerous factors, including:

●	changes in laws, regulations and policies and shifts in trade barriers and remedies, especially tariffs;
●	delays in obtaining and maintaining required governmental permits and approvals;
●	potential challenges from local residents, environmental organizations, and others who may not support the project;
●	unforeseen engineering problems; subsurface land conditions; construction delays; cost over-runs; labor, equipment and materials supply shortages or disruptions (including labor strikes);
●	failure to enter into PPAs on terms favorable to us, or at all;
●	additional complexities when conducting project development or construction activities in foreign jurisdictions, including compliance with applicable U.S. or local laws and customs; and
●	force majeure events, including adverse weather conditions, pandemics, supply chain disruptions, hostilities and other events beyond our control.

If we are unable to complete the development of a solar and battery storage project or we fail to meet any agreed upon system level capacity or energy output guarantees or warranties (including our 25 or 30 year module power output performance guarantees) or other contract terms, or our projects cause grid interference or other damage, the EPC, the PPA or other agreements related to the project may, depending on the specific terms of the agreements, be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

We may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power and battery storage systems. All essential costs are estimated at the time of entering into the EPC agreement for a particular project, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project. In addition, we require qualified, licensed subcontractors to install most of our solar power and battery storage systems. Shortages of components (which may be attributable to the shortage of raw materials or components) or skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected margins or our results of operations may be adversely affected.

Developing and operating solar and battery storage projects exposes us to risks different from those related to producing solar modules.

The development of solar and battery storage projects can take many months or years to complete and may be delayed for reasons beyond our control. It often requires us to make significant up-front payments for, among other things, land rights, interconnection work and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and invest in other projects.

In contrast to producing solar modules, developing solar and battery storage projects requires more management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management’s attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar and battery storage projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar and battery storage projects at prices and on terms and timing that are acceptable to us.

Our energy business also includes operating solar and battery storage projects and selling electricity to the local or national grid or other power purchasers. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar or battery storage, technological advancements and the failure of our power generation facilities.

In order to facilitate greater opportunities in solar projects, we have established Japan Green Infrastructure Fund (“JGIF”) in 2020 by partnering with a business unit of Macquarie Group, who holds a minority interest in JGIF. JGIF has secured JPY22 billion ($213.2 million) of committed capital that will be used to develop, build and accumulate new solar projects in Japan. We have further established CSFS Fund I, a new closed-ended alternative investment fund of a similar nature to Canadian Solar Infrastructure Fund, Inc.  (“CSIF”), in Italy and we intend to contribute new projects in 2022 and market to third party investors. By creating these and similar funds, we are subject to a variety of risks and regulations that substantially differ from the risks the rest of our businesses are subject to, such as the risk that the funds may not be deployed successfully, may experience investor withdrawal or liquidation with limited notice or penalty, or may not generate a sufficient rate of return to satisfy fund investors. If we are unable to consistently deliver quality returns, it may impact our ability to attract capital and continue holding the assets acquired by the funds. We may also suffer reputational damage if our funds do not perform in-line with investor expectations.

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

We may not be able to enter into PPAs for our solar and battery storage projects due to intense competition, increased supply of electricity from other sources, reduction in wholesale electricity prices, changes in government policies or other factors. There is a limited pool of potential buyers for electricity generated by our solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of additional power plants. We may experience delays in entering into PPAs for some of our solar and battery storage projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to finance project construction and to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, or could be exposed to more uncertain merchant or wholesale electricity pricing, which could materially and adversely affect our financial condition, results of operations and cash flows.

Substantially all of the electric power generated by our solar and battery storage projects will be sold under long-term PPAs with public utilities, licensed suppliers, corporate offtakers, and commercial, industrial or government end users. Despite possible future alternatives, we expect a substantial number of our future projects to also have long-term PPAs or similar offtake arrangements such as FIT programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

Some of our PPAs are subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Some inflation-based price adjustment is only done yearly and consequently may not allow us to pass on the additional costs in a timely manner, if at all. Further, some of our long-term PPAs do not include inflation-based price increases. Certain of the PPAs for our own projects and those for projects that we have acquired and may acquire in the future contain or may contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. If these provisions are exercised, our financial condition, results of operations and cash flows could be materially and adversely affected. Additionally, certain of the project-level financing arrangements for projects allow, and certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that the related PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods. Certain of our PPAs and project-level financing arrangements include, and in the future may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, if we cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. The termination of any of our PPAs or the acceleration of the maturity of any of our financing arrangements as a result of a change-in-control event could have a material adverse effect on our financial condition, results of operations and cash flows.

If the supply of solar wafers and cells increases in line with increases in the supply of polysilicon, then the corresponding oversupply of solar wafers, cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry has experienced an oversupply of high-purity silicon since the beginning of 2009. This has contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. The average selling price of our solar modules decreased from $0.40 per watt in 2017 to $0.34 per watt in 2018, $0.29 per watt in 2019, $0.25 per watt in 2020, and increased to $0.28 per watt in 2021. Although we believe that there is a relative balance between capacity and demand at low prices due to industry consolidation, increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share.

On the other hand, demand for solar products remains strong and may continue to increase, driven by various factors such as the efforts being made by major economies toward clean, renewable energy sources and decarbonization, which could result in increase in the costs of and difficulties in sourcing raw materials to support the increased production levels due to capacity addition limitations. For example, the market prices of silicon materials, silicon wafers, and battery cells substantially rose by 150%, 60% and 10%, respectively, from January to September 2021, primarily due to supply tightness. Although our manufacturing operation in the third quarter of 2021 improved due to the stabilization of raw material prices, the market price of silicon-based materials rose sharply again in October 2021. As a result, we may not be able to keep up with fast growth in the demand for our solar products. Accordingly, due to fluctuations in the supply and price of solar power products throughout the value chain, we may not be able to, on an ongoing basis, procure silicon, wafers and cells at reasonable costs if any of the above risks materializes. If, on an ongoing basis, we are unable to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

We are subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where we do business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar and battery storage projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

We are subject to a variety of laws and regulations in the markets where we do business, some of which may conflict with each other and all of which are subject to change. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws, supply chain laws and regulations and other government requirements, approvals, permits and licenses. We also face trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our products and make us less competitive in some countries. See “—Imposition of antidumping and countervailing duty orders or safeguard measures in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects.”

In the countries where we do business, the market for solar power and battery storage products, solar and battery storage projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power and battery storage technology, which could result in a significant reduction in the potential demand for our solar power and battery storage products, solar and battery storage projects and solar electricity.

In our module and beyond-pure-module business  (which includes sales of solar system kit, battery storage solutions, and other EPC, materials, components and services), we expect that our solar power and battery storage products and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to our solar power and battery storage products may result in significant additional expenses to us, our resellers and customers, which could cause a significant reduction in demand for our solar power and battery storage products.

In our energy business, we are subject to numerous national, regional and local laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of organized merchant or wholesale electricity markets are currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power. For example, reforms to the energy regulatory regime (primarily regarding the power industry law), which are proposed by the Mexican government, consider restrictions to private firm participation in the energy sector and seek to give Mexico’s national power company, the Federal Electricity Commission (“CFE”), preferential status in energy dispatch over private firms. Clean energy proponents argue that such reforms would hinder free competition and unduly benefit the CFE, and they continue to file constitutional challenges, called amparos, against such reforms. The constitutional reform to the energy sector proposed by the ruling political party in Mexico continues to face significant opposition and it is expected that the administrative paralysis in the energy sector will continue to delay the granting of federal permits, licenses and approvals for on private power generators.

Regulatory changes in a jurisdiction where we are developing a solar and battery storage project may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

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

We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business in countries in which we conduct activities. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities in the course of our business (for example, to obtain approvals, permits and licenses from applicable government authorities and to sell power to government-owned entities). We would face significant liabilities if we failed to comply with these laws and we could be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we did not authorize such activities. Any violation of the FCPA or other applicable anticorruption laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

Because the markets in which we compete are highly competitive and evolving quickly, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy business, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

In our module and beyond-pure-module business, we face intense competition from a large number of competitors, including non-China-based companies such as First Solar, Inc., or First Solar, and China-based companies such as LONGI Green Energy Technology Co. Ltd., or Longi, Trina Solar Limited, or Trina, JinkoSolar Holding Co., Limited, or Jinko, JA Solar Co., Limited, or JA Solar, and Hanwha Q Cells Co., Ltd., or Hanwha Q Cells. Some of our competitors are developing or are currently producing products based on new solar power and battery storage technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. To effectively compete, our products and production capacity are undergoing continuous transformation, which may risk missing monocrystalline module market opportunities and losing market share and in turn negatively affect our performance. For example, while crystalline silicon cell modules have become the market mainstream, our ongoing upgrade to N-type technology, which is focused on further improving the photoelectric conversion efficiency and reducing the manufacturing cost, is susceptible to various related risks. Our judgment of the development trend of technology and products may prove inaccurate, and we may fail to invest sufficiently in research and development in the technology with the most market potential. Consequently, we may be exposed to the risk of technological backwardness.

Furthermore, some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power and battery storage products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

In our energy business, we compete in a more diversified and complicated landscape since the commercial and regulatory environments for solar and battery storage project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar and battery storage projects. Some of our competitors may have advantages over us in terms of greater experience or resources in the operation, capital, financing, technical support and management of solar and battery storage projects, in any particular markets or in general.

We have a global footprint and develop solar and battery storage projects primarily in Canada, the U.S., Japan, China, the EU, the U.K., Brazil, Mexico, Chile, Colombia, Australia and Korea. There is no guarantee that we can compete successfully in the markets in which we currently operate or the ones we plan to enter in the future. For example, in certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar and battery storage projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets.

We also provide battery storage and system solutions, EPC, O&M and asset management services, and face intense competition from other service providers in those markets.

Our business also includes electricity generation and sale, we believe that our primary competitors in the electricity generation markets in which we operate are the incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price, reliability of delivery and the ease with which customers can switch to electricity generated by or discharged from our solar and battery storage power projects.

As the solar power and renewable energy industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

We face risks associated with the marketing, distribution and sale of our solar power and battery storage products and services internationally.

The international marketing, sale, distribution and delivery of our products and services expose us to a number of risks, including:

●	fluctuating sources of revenues;
●	difficulties in staffing and managing overseas operations;
●	fluctuations in foreign currency exchange rates;
●	differing regulatory and tax regimes across different markets;
●	the increased cost of understanding local markets and trends and developing and maintaining an effective marketing and distribution presence in various countries;
●	the difficulty of providing customer service and support in various countries;
●	the difficulty of managing our sales channels effectively as we expand beyond distributors to include direct sales to systems integrators, end users and installers;
●	the difficulty of managing the development, construction and sale of our solar and battery storage projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers and changes in regulations, among other factors;
●	the difficulties and costs of complying with the different commercial, legal and regulatory requirements in the overseas markets in which we operate;
●	any failure to develop appropriate risk management and internal control structures tailored to overseas operations;
●	any inability to obtain, maintain or enforce intellectual property rights;
●	any unanticipated changes in prevailing economic conditions and regulatory requirements; and
●	any trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, our ability to expand our business abroad could suffer.

Our revenue sources have fluctuated significantly over recent years. For example, in 2008, 89.5% of our revenues were attributable to Europe, while only 4.6% and 5.9% were attributable to the Americas and to Asia and other regions, respectively. However, in 2019, Europe and other regions contributed 24.4% while the Americas contributed 43.8% and Asia contributed 31.8% of our revenues; in 2020, Europe and other regions contributed 18.3% while the Americas contributed 35.1% and Asia contributed 46.6% of our revenues; in 2021, Europe and other regions contributed 16.3% while the Americas contributed 43.2% and Asia contributed 40.5% of our revenues. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions becomes more prominent. This may adversely influence our financial performance.

Our future business depends in part on our ability to make strategic acquisitions, investments and divestitures and to establish and maintain strategic relationships, and our failure to do so could have a material and adverse effect on our market penetration and revenue growth.

We frequently look for and evaluate opportunities to acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. When market conditions permit and opportunities arise, we may also consider divesting part of our current business to focus management attention and improve our operating efficiency. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with integrating their personnel, operations, services, internal controls and financial reporting into our operations as well as the loss of control of operations that are material to our business. If we divest any material part of our business, particularly our upstream manufacturing business or downstream energy business through e.g. STAR Listing, we may not be able to benefit from our investment and experience associated with that part of the business and may be subject to intensified concentration risks with less flexibility to respond to market fluctuations. Moreover, it could be expensive to make strategic acquisitions, investments, divestitures and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. Uncertainties with respect to the relatively new PRC regulations, including the Foreign Investment Law and the Implementation Rules of Foreign Investment Law, may also make it more difficult for us to pursue growth through acquisitions. See “-Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry, which could harm our business.” We cannot assure you that we will be able to successfully make strategic acquisitions and investments and successfully integrate them into our operations, or make strategic divestitures or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

Our significant international operations expose us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the countries where we operate.

We intend to continue to extend our global reach and capture market share in various global markets. In doing so, we will be exposed to various risks, including political, regulatory, labor and tax risks. Any government policies that are unfavorable towards international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from expanding globally. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Many perceive globalization to be in retreat and protectionism on the rise, as evidenced by the United Kingdom’s departure from the EU and the decisions of the U.S. Government to, among other actions, impose Section 301 and other tariffs on goods imported from China and renegotiate certain trade arrangements. Tensions have continued to escalate in 2021, in areas ranging from trade, national security and national and regional politics and have resulted in contentious punitive or retaliatory measures being imposed on businesses and individuals.  The tensions surrounding international trade and potential government sanctions could negatively affect the overall economic, political and social conditions in the countries where we operate, which could adversely affect our business.

In addition, despite our zero tolerance of forced labor, whether in our own manufacturing facilities and throughout our supply chain, we may be subject to risks related to forced labor allegations. We monitor our manufacturing facilities, maintain an equal opportunity policy, prohibit discrimination of any kind, and follow the employment laws and regulations of the jurisdictions in which we operate. A set of challenges were imposed by the U.S. Customs and Border Protection (“CBP”) in June 2021 through a Withhold Release Order (“WRO”) pursuant to Section 307 of the Tariff Act of 1930 on products whose upstream silica-based products (such as polysilicon) are sourced, or are suspected of being sourced, from Hoshine Silicon Industry Co. Ltd. and its subsidiaries (“Hoshine”). On December 23, 2021, President Biden signed into law the Uyghur Forced Labor Prevention Act (the “UFLPA”), which creates forced labor-related import restrictions that, as of now, take effect on June 21, 2022 and apply more broadly than the WRO. Our solar modules imported into the U.S. contain polysilicon sourced from the Inner Mongolia and Henan provinces.  Notwithstanding, there can be no assurance that we will not experience adverse consequences arising from the impact of these restrictions on our products and supply chain. If our products are seized, excluded or detained by the CBP due to the WRO or the UFLA, we will use our best effort to provide the requisite evidence to rebut the presumption of use of forced labor.

We cannot predict what additional actions the U.S. may adopt or what actions may be taken by other countries with regard to similar concerns. Our direct solar module sales to the U.S. market accounted for 14.8% and 15.5% of our total revenues in 2020 and 2021, respectively. If additional measures are imposed or other negotiated outcomes occur, our business, financial condition and results of operations could be adversely affected.

Sustained tensions between the United States and China, the recent Russia-Ukraine crisis and related sanctions, and other conflicts between Russia and Western countries could significantly undermine the stability of the global economy. These recent events have also caused significant volatility in global equity and debt capital markets, which could trigger a severe contraction of liquidity in the global credit markets. If tensions increase among countries, there may be a material adverse effect on our international operations. Furthermore, we may need to make substantial investments in our overseas operations in order to attain longer-term sustainable returns. These investments could negatively impact our financial performance before sustainable returns are achieved.

An anti-circumvention investigation and the extended safeguard measures in the United States could adversely affect us.

Our exports to the United States could be adversely impacted by (i) the possibility that the U.S. Department of Commerce (“USDOC”) could reach an affirmative determination in an anti-circumvention investigation of crystalline silicon photovoltaic (“CSPV”) cells and modules products from Thailand and/or Vietnam; and/or (ii) further changes to the U.S. Government’s extended safeguard measures currently in place against imports of CSPV cells and modules.

On August 16, 2021, a group of anonymous entities calling itself the American Solar Manufacturers Against Chinese Circumvention (“A-SMACC”) requested that the USDOC initiate an anti-circumvention inquiry regarding CSPV products from Malaysia, Thailand, and Vietnam. A-SMACC alleged that certain CSPV products from Malaysia, Thailand, and Vietnam containing Chinese-origin components were circumventing the Solar 1 antidumping (“AD”) and countervailing duty (“CVD”) orders (i.e., CSPV solar cells manufactured in China). Canadian Solar entered an appearance in the Thailand and Vietnam segments of this proceeding and requested that the USDOC reject A-SMACC’s petition as deficient. On November 10, 2021, the USDOC rejected A-SMACC’s request and declined to initiate an anti-circumvention inquiry.

On February 8, 2022, U.S. module producer Auxin Solar Inc. (“Auxin”) filed with the USDOC separate circumvention petitions on CSPV products from Cambodia, Malaysia, Thailand, and Vietnam. Canadian Solar entered these proceedings with respect to Thailand and Vietnam and requested that the USDOC reject Auxin’s petition. On April 1, 2022, the USDOC initiated anti-circumvention inquiries on a country-wide basis with respect to all four countries. We are defending our interests in these proceedings.

U.S. law provides that the USDOC may find that circumvention exists when (among other things) merchandise subject to an AD/CVD order is completed or assembled in third countries with the end result of AD/CVD duty avoidance. Specifically, with respect to the existing Solar 1 China AD/CVD orders, the USDOC may find that (i) certain CSPV cells and/or modules produced in Thailand and Vietnam fall within the scope of the AD/CVD orders; and (ii) the collection of AD and/or CVD deposits is appropriate to prevent evasion of AD/CVD duties. The USDOC’s investigation will examine, inter alia, whether (i) the production process in Thailand and Vietnam is “minor or insignificant”; and (ii) the value of the merchandise produced in China is a significant portion of the value of the product exported to the United States.

In light of the USDOC’s determination to initiate Auxin’s requested anti-circumvention investigations, AD/CVD deposits could be collected on U.S. imports entering the United States as of April 1, 2022 the publication of the USDOC’s initiation notice in the Federal Register, and potentially even earlier going back to November 4, 2021. Furthermore, with an affirmative finding by the USDOC, our imports from Thailand and Vietnam would essentially be treated as if they were of Chinese origin and subject to potentially very high AD/CVD deposit rates. We produce a significant portion of our products from facilities in Thailand and Vietnam. As such, the application of AD/CVD duties to our products produced in Thailand and Vietnam would adversely impact our ability to remain competitive in the U.S. market—one of our main markets—and risk significant harm to our financial condition and operations.

In addition, the U.S. Government extended the solar safeguard measure for four years until February 6, 2026.  The extended solar safeguard measure applies to nearly all U.S. imports of CSPV cells and modules, including imports from Thailand and Vietnam.  The extended safeguard measure doubles the volume of the TRQ on imported CSPV cells to 5.0 gigawatts and maintains a tariff on imports of CSPV modules and above-quota CSPV cells, beginning at a rate of 14.75% ad valorem and declining annually by 0.25 percentage points to 14.50% in the sixth year, 14.25% in the seventh year, and 14% in the eighth year. The extended safeguard measure could be subject to further revision and risk significant harm to our financial condition and operations.

We face risks related to private securities litigation.

Our company and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013. The dismissal was subsequently affirmed by the circuit court in December 2013. A settlement of the lawsuit in Canada was achieved and approved by the Ontario Superior Court of Justice on October 30, 2020.  The settlement is not an admission of liability or wrongdoing by our company or any of the other defendants.

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

Our quarterly operating results may fluctuate from period to period.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

●	the average selling prices of our solar power and battery storage products and services;
●	the timing of completion of construction of our solar and battery storage projects;
●	the timing and pricing of project sales;
●	changes in payments from power purchasers of solar power plants already in operation;
●	the rate and cost at which we are able to expand our internal production capacity;
●	the availability and cost of solar cells and wafers from our suppliers and toll manufacturers;
●	the availability and cost of raw materials, particularly high-purity silicon;
●	changes in government incentive programs and regulations, particularly in our key and target markets;
●	the unpredictable volume and timing of customer orders;
●	the loss of one or more key customers or the significant reduction or postponement of orders;
●	the availability and cost of external financing for on-grid and off-grid solar power applications;
●	acquisition, investment and offering costs;
●	the timing of successful completion of customer acceptance testing of our solar and battery storage projects;
●	geopolitical turmoil and natural disasters within any of the countries in which we operate;
●	foreign currency fluctuations, particularly in Renminbi, Euros, Japanese yen, Brazilian reals, Australian dollars, South African rand, Canadian dollars and Thai baht;
●	our ability to establish and expand customer relationships;
●	changes in our manufacturing costs;
●	the timing of new products or technology introduced or announced by our competitors;
●	fluctuations in electricity rates due to changes in fossil fuel prices or other factors;
●	allowances for credit losses;
●	inventory write-downs;
●	impairment of property, plant and equipment;
●	impairment of project assets;
●	impairment of investments in affiliates;

●	depreciation charges relating to under-utilized assets;
●	share-based compensation expenses on performance-based share awards under our share incentive plan;
●	income taxes;
●	construction progress of solar and battery storage projects and related revenue recognition; and
●	antidumping, countervailing and other duty costs and true-up charges

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

The majority of our sales in 2019, 2020 and 2021 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars, South African rand and Canadian dollars. The majority of our costs and expenses in 2019, 2020 and 2021 were denominated in Renminbi and were primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, including PV glass, aluminum, silver metallization paste, solar module back sheet, ethylene vinyl acetate, encapsulant, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Australian dollars and Euros. Most of our cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollars, Renminbi, Canadian dollars, Japanese yen, Euros, Brazilian reals, South African rand and Thai baht may result in foreign exchange gains or losses. We recorded net foreign exchange gain of $10.4 million in 2019 and net foreign exchange loss of $64.8 million in 2020, and net foreign exchange loss of $47.2 million in 2021.

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

Since 2008, we have hedged part of our foreign currency exposures primarily against the U.S. dollars using foreign currency forward or option contracts. In addition to the requirement to provide collateral when entering into hedging contracts, there are notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. We do not enter into these contracts for trading purposes or speculation, and we believe all these contracts are entered into as hedges of underlying transactions. Nonetheless, these contracts involve costs and risks of their own in the form of transaction costs, credit requirements and counterparty risk. Also, the effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and associated management judgment on exchange rate movement, and downside protection. We recorded a loss on change in foreign currency derivatives of $21.3 million in 2019, a gain on change in foreign currency derivatives of $51.2 million in 2020, and a loss on change in foreign currency derivatives of $22.8 million in 2021. These gains or losses on change in foreign currency derivatives are related to our hedging program. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

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

A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of tax laws (e.g., in connection with fundamental U.S. international tax reform); changes in U.S. GAAP; and expiration of or the inability to renew tax rulings or tax holiday incentives. In particular, the Organization for Economic Co-operation and Development (“OECD”) is working on proposals for international tax reform as an extension of its Base Erosion and Profit Shifting project. The proposals are comprised in a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two pillar approach. Subsequently, in October 2021, the OECD/G20 Inclusive Framework announced that 136 countries and jurisdictions had joined an agreement on the two-pillar approach, including the establishment of a global minimum corporate tax rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two. The G20 called for all the rules to enter into force at a global level by 2024, with some to be implemented in 2023. The impact of the reform on us will depend on implementation by the adhering countries of the reform. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery storage products and services from some markets, such as the U.S., China, Europe and Japan, may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power and battery storage systems and negatively impact the construction schedules of solar and battery storage projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

If we are unable to maintain and expand our internal production capacity, we may be unable to expand our business as planned. Moreover, even if we do maintain and expand our production capacity, we might still not be able to generate sufficient customer demand for our solar power and battery storage products to support the increased production levels.

We may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in manufacturing capacity and solar and battery storage project development.

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

Our operations are capital intensive. We rely on financing substantially from Chinese banks for our manufacturing operations. We cannot guarantee that we will continue to be able to extend existing or obtain new financing on commercially reasonable terms or at all. See “—Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to short-term funding risks, which may materially and adversely affect our operations.” Also, even though we are a publicly-traded company and had successfully issued convertible notes in the past, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for financing activities by manufacturers of solar power and battery storage products, including, but not limited to interest rates; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner and on commercially acceptable terms, our growth prospects and future profitability may be adversely affected.

Construction of our solar and battery storage projects may require us to obtain financing for our projects, including through project financing, green bond financing or others. If we are unable to obtain financing, or if financing is only available on terms which are not acceptable to us, we may be unable to fully execute our business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar and battery storage projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar and battery storage projects, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

In the ordinary course of developing solar and battery storage projects, we carry substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations. Our substantial indebtedness could have important consequences to us and our shareholders. For example, it could:

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

Many of our debt instruments include financial covenants and broad default provisions. The financial covenants primarily include interest and debt coverage ratios, debt to asset ratios, contingent liability ratios and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding loans. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses that could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other loan agreements. We cannot assure you that we will be able to remain in compliance with these covenants in the future. We may not be able to cure future violations or obtain waivers of non-compliance on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

Our dependence on Chinese banks to extend our existing loans and provide additional loans exposes us to short-term funding risks, which may materially and adversely affect our operations.

We require significant cash flow and funding to support our operations. As a result, we rely on short-term borrowings to provide working capital for our daily manufacturing operations. Since a significant portion of our borrowings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. As of December 31, 2021, we had outstanding borrowings of $1,022.3 million with Chinese banks.

If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future. As a result, we may not be able to fund our operations to the same extent as in previous years, which may have a material and adverse effect on our operations.

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

We may enter into long-term supply agreements with silicon and wafer suppliers with fixed price and quantity terms in order to secure a stable supply of raw materials to meet our production requirements. If, during the term of these agreements, the price of materials decreases significantly and we are unable to renegotiate favorable terms with our suppliers, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline. In addition, if demand for our solar power and battery storage products decreases, yet our supply agreements require us to purchase more silicon wafers and solar cells than required to meet customer demand, we may incur costs associated with carrying excess inventory. To the extent that we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected. If our suppliers file lawsuits against us for early termination of these contracts, such events could be costly, may divert management’s attention and other resources away from our business, and could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

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

Supply chain issues, including shortages of adequate raw materials, component and equipment supply, cancellation or delay of purchase orders, inflationary pressures and cost escalation could adversely affect our business, results of operations and relationship with customers, particularly given our dependence on a limited number of suppliers of key elements like silicon wafers and cells.

We depend mainly on third-party suppliers for raw materials and components such as solar silicon, ingots, wafer, cell, PV glass, aluminum, silver metallization paste, solar module back sheet, ethylene vinyl acetate encapsulant, lithium iron phosphate battery cell, inverter, tracker, mounting hardware, and grid interconnection and power stability equipment, and we also procure certain equipment overseas. We procure these materials and equipment for our products from a limited number of suppliers. By way of example, in 2021, a significant portion of the silicon raw materials, wafers and solar cells used in our solar modules was purchased from third parties, namely, Hongyuan New Material (Baotou) Co., Ltd. (“Hongyuan”) as monocrystalline square silicon ingots supplier, Longi as silicon wafer suppliers, and Tongwei Solar Co., Ltd. (“Tongwei Solar”) and Aiko Solar Energy Co., Ltd (“Aiko Solar”) as solar cells suppliers. Our suppliers may not always be able to meet quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price products and projects competitively. Additionally, they may experience manufacturing delays and increased manufacturing cost that could increase the lead time for deliveries or impose price increases.

The failure of a supplier, for whatever reason, to supply the materials, essential components and equipment that meet quality, quantity and cost requirements in a timely manner could impair our ability to manufacture products (including solar modules) or develop projects, increase costs, hinder compliance with supply agreements’ terms and may result, ultimately, in cancellation of purchase orders and potential liability for us. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms to deliver products to customers in the required quantities and at prices that are profitable. Further, a significant portion of our manufacturing and suppliers’ manufacturing and supply chain are operated in China, and may be subject to potential disruptions due to government-mandated facility closure as a consequence of energy shortage or other causes. Supply may also be interrupted by accidents, disasters or other unforeseen events beyond our control.

The search for alternative sources of supply to face the above problems may increase our manufacturing costs. Likewise, increased integration of manufacturing processes to lower costs could potentially damage our business, results of operations and relationship with customers. In any case, in spite of the possible implementation of remedial courses of action or fallback plans, we may not be able to offset this impact through increases in product pricing or through alternate sources of supply. Problems of this kind could consequentially reduce market share, harm our reputation and cause legal disputes with customers. All of the above mentioned factors could adversely impact our business, results of operations and relationship with customers.

Inflation in many countries and regions, especially in those where we operate, may adversely affect our business and our profitability.

As of December 31, 2021, we have facilities and offices in many countries and regions, including Canada, Japan, Australia, Singapore, Korea, Hong Kong, Taiwan, India, Indonesia, Israel, Thailand, Vietnam, Brazil, United Arab Emirates, South Africa, the Americas, the EU (which includes Germany, Italy, Netherlands and Spain), the U.K. and the PRC. We currently sell our products to a diverse customer base in various markets worldwide, including the U.S., Canada, Germany, Spain, the Netherlands, South Africa, China, Japan, India, Thailand, Australia, Brazil and Mexico. As such, we are exposed to the inflation risks therein.

While the inflation rates in certain countries, e.g. China, have been relatively tame in recent years (2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively, according to the National Bureau of Statistics of China), other countries and regions have experienced higher inflation rates. Most Latin American countries have historically experienced, and may continue to experience in the future, high inflations rates. For example, Argentina, a country where we develop certain solar project, experienced inflation rates of 53.8%, 36.1% and 50.9% in 2019, 2020 and 2021, respectively, according to Central Bank of Argentina. Brazil, a country where we operate solar project business and secure financing facility, experienced inflation rates of 4.3%, 4.5% and 10.1% in 2019, 2020 and 2021, respectively, according to its National Consumer Price Index, which is published by the Brazilian Institute for Geography and Statistics, or IBGE. The measures taken by the Brazilian government to curb inflation have included maintaining strict monetary policies and high interest rates, which restricted the availability of credit. Due to recent world events, the inflation rate in the Euro Area rose to a fresh record high of 5.9% in February of 2022 from 5.1% in January of 2022, and the inflation rate in the U.S. accelerated to 7.9% in February of 2022, the highest since January of 1982.

Inflation could increase the costs of our raw material such as polysilicon, wafer, PV cell and lithium iron phosphate battery cell. For example, the market prices of silicon materials, silicon wafers, and battery cells substantially rose by 150%, 60% and 10%, respectively, from January to September 2021, and the market price of silicon-based materials rose sharply again in October 2021. In addition, inflation tends to devalue a currency. As a result, countries experiencing high inflation tend to also see their currencies weaken relative to other currencies, which may expose multinational companies like us to exchange-related risks. Please see “—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations” for the details on such risks.

We may not be able to adjust the pricing of our PPAs or solar power and battery storage products sufficiently or take appropriate pricing actions to fully offset the effects of inflation on our cost structures, thus we may fail to maintain current levels of gross profit and operating, selling and distribution, general and administrative expenses and maintenance costs as a percentage of total net revenues. As such, rising inflation rates may negatively impact our profitability. In addition, a high inflation environment would also have negative effects on the level of economic activity, employment and adversely affect our business, results of operations and financial conditions. For example, an increase in the inflation rates may result in an increase in market interest rates, which may require us to pay higher interest rates on debt securities that we issue in the financial market from time to time to finance our operations and increase our interest expenses.

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

We may be subject to unexpected warranty and product quality expenses that may not be adequately covered by our insurance policies.

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

We have provided warranty against decline in performance to 30 years for our bifacial module and double glass module products.

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

For solar and battery storage projects built by us, we also provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions for a period of up to ten years following the energizing of the solar power plant. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

As part of our energy business, before commissioning solar and battery storage projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price.

We have entered into agreements with a group of insurance companies with high credit ratings to back up a portion of our warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. However, potential warranty claims may exceed the scope or amount of coverage under this insurance and, if they do, they could materially and adversely affect our business.

We may not continue to be successful in developing and maintaining a cost-effective solar cell, wafer and ingot manufacturing capability.

Our annual solar cell, solar wafer and ingot production capacity was 13.9 GW, 11.5 GW and 5.4 GW, respectively, as of December 31, 2021. To remain competitive, we intend to expand our annual solar cell, wafer and ingot production capacity to meet expected growth in demand for our solar modules. In doing so, we may face significant product development challenges. Manufacturing solar cells, wafers and ingots is a complex process and we may not be able to produce a sufficient quality of these items to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases result in no yield or cause production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell, wafer and ingot production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. Any failure to successfully develop and maintain cost-effective manufacturing capability may have a material and adverse effect on our business and prospects. For example, we have in the past purchased a large percentage of solar cells from third parties. This negatively affected our margins compared with those of our competitors since it is less expensive to produce cells internally than to purchase them from third parties. Because third party solar cell purchases are usually made in a period of high demand, prices tend to be higher and availability reduced.

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

We sell a substantial portion of our solar module and battery storage products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies.  We sell solar and battery storage projects to limited number of utility companies or grid operators, and sell electricity to a limited number of customers including public utilities, licensed suppliers, corporate offtakers, or commercial, industrial or government end users. Our top five customers by revenues collectively accounted for approximately 24.2%, 21.2% and 18.6% of our net revenues in 2019, 2020 and 2021, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

There are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes us and our utility scale solar and battery storage projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, normally transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power plants, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our solar power plants should this become necessary. Additionally, these possible purchasers may have a role in connecting our projects to the grid to allow the flow of electricity. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates, or government policies or regulations to which they are subject and which compel them to source renewable energy supplies change, demand for electricity produced by our plants or the ability to connect to the grid could be negatively impacted. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment could reduce revenues to us from our PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under the PPAs, our revenues and our decisions regarding development of additional projects in the energy business may be adversely affected.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

We, along with other solar power and battery storage product manufacturers, are exposed to risks associated with product liability claims if the use of our solar and battery power products results in injury or death. Since our products generate or store electricity, it is possible that users could be injured or killed by our products due to product malfunctions, defects, improper installation or other causes. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of February 28, 2022, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 13,760,492 common shares, or 21.4% of our outstanding shares. As a result, Dr. Shawn Qu has substantial influence over our business, including decisions regarding mergers and acquisition, consolidations, the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could require us to pay significant damage awards.

Our success depends on our ability to develop and use our technology and know-how and sell our solar power and battery storage products and services without infringing the intellectual property or other rights of third parties. The validity and scope of claims against us in our ordinary course of business relating to solar power and battery storage technology patents involve complex scientific, legal and factual questions and analyses and are therefore highly uncertain. We may be subject to litigation involving claims of patent infringement or the violation of intellectual property rights of third parties. Defending intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use both imported and China-made equipment in our production lines, sometimes without sufficient supplier guarantees that our use of such equipment does not infringe third-party intellectual property rights. This creates a potential source of litigation or infringement claims. An adverse determination in any such litigation or proceedings to which we may become a party from time to time could subject us to significant liability to third parties or require us to seek licenses from third parties, pay ongoing royalties, redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also defer customers or potential customers or limit their purchase or use of our products until such litigation is resolved.

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

Our solar power and battery storage products must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to design and manufacture our products to comply with such regulations. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected. Any failure by us to control our use or to restrict adequately the discharge, of hazardous substances could subject us to potentially significant monetary damages, fines or suspensions of our business operations.

Corporate responsibility, specifically related to Environmental, Social and Governance (“ESG”) matters and unsuccessful management of such matters may adversely impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks, including increased risk of investigation and litigation, and negative impacts on the value of our products and access to capital, which may put us at a commercial disadvantage relative to our peers.

We have been and continue to rigorously monitor a range of sustainability-related key performance indicators, have adopted an ESG strategy, set ambitious targets, and instituted structures to ensure that ESG factors are incorporated in every major business decision we make and across our business. See “Item 4. Information on the Company—B. Business Overview—Environmental, Social and Governance Initiatives.” However, implementing our ESG strategy may result in increased costs in our supply chain, fulfillment, and/or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. In addition, standards and research regarding ESG strategies could change and become more onerous both for us and our third-party suppliers and vendors to meet successfully.  As such, there can be no certainty that we will be able to meet our ESG or other strategic objectives in an efficient and timely manner or at all, or that we will successfully meet societal expectations in this regard.

Furthermore, while we are already instituting ambitious decarbonization and other initiatives that help us reduce the environmental impact of our operations, new climate change laws and regulations could require us to change our manufacturing processes or procure substitute raw materials that may cost more or be more difficult to procure. Various jurisdictions in which we do business have implemented, or in the future could implement or amend, restrictions on emissions of carbon dioxide or other greenhouse gases, limitations or restrictions on water use, regulations on energy management and waste management, and other climate change-based rules and regulations, which may increase our expenses and adversely affect our operating results. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations may adversely affect our business and results of operations.

We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (COVID-19) or other local health epidemics in China and elsewhere and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health epidemic or other adverse public health developments, in China or elsewhere in the world, could have a material adverse effect on our business operations.

The COVID-19 pandemic has continued to pose significant challenges to many aspects of our business, including our operations, customers, suppliers and projects. The extent to which the COVID-19 has and may persist to impact our ability to effectively operate continues to be highly uncertain. The outbreak continues to evolve, and the impact that COVID-19, or new variants of COVID-19, will ultimately have on our result of operations, financial condition, liquidity and cash flows cannot be estimated and is impossible to predict. We will continue to monitor and adhere to the policies, lockdowns, restrictions, and preventive measures implemented by the various government authorities, as well as general movement restrictions, social distancing and other measures imposed to slow the spread of COVID-19.

We may not be successful in establishing our brand name in important markets and the products we sell under our brand name may compete with the products we manufacture on an original equipment manufacturer, or OEM, basis for our customers.

We sell our products primarily under our own brand name but also on an OEM basis. In certain markets, our brand may not be as prominent as other more established solar power and battery storage product vendors, and there can be no assurance that our brand names “Canadian Solar”, “CSI”, “CSI Solar” and “Recurrent Energy” or any of our possible future brand names will gain acceptance among customers. Moreover, because the range of products that we sell under our own brands and those we manufacture for our OEM customers may be substantially similar, we may end up directly or indirectly competing with our OEM customers, which could negatively affect our relationship with them.

Failure to protect our intellectual property rights in connection with new solar power and battery storage products may undermine our competitive position.

As we develop and bring to market new solar power and battery storage products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of February 28, 2022, we had 2,003 patents and 632 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have 17 U.S. patents, including 5 design patent, and 7 European patents, including 5 design patents. We have registered the “Canadian Solar” trademark in the U.S., Australia, Canada, Europe, Korea, Japan, the United Arab Emirates, Hong Kong, Singapore, India, Argentina, Brazil, Peru and more than 20 other countries and we have applied for registration of the “Canadian Solar” trademark in a number of other countries. As of February 28, 2022, we had 94 registered trademarks and 39 trademark applications pending in the PRC, and 127 registered trademarks and 18 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power and battery storage products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims, project construction or business interruptions.

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

We are also exposed to risks associated with product liability claims in the event that the use of our solar power and battery storage products results in injury. See “—Product liability claims against us could result in adverse publicity and potentially significant monetary damages.” Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us.

For projects we construct, we are exposed to risks associated with the design and construction that can create additional liabilities to our operations. We manage these risks by including contingencies to our construction costs, ensuring the appropriate insurance coverages are in place such as professional indemnity and construction all risk as well as obtaining indemnifications from our contractors where possible. However, there is no guarantee that these risk management strategies will always be successful. Further, some of our PPAs contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met, and these amounts could be significant.

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

We are subject to the reporting obligations under U.S. securities laws. As required by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting. As of December 31, 2021, our management concluded that our internal control over financial reporting was effective. However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our common shares.

We have obtained approval for the proposed initial public offering of CSI Solar (the “STAR Listing”). The subsequent listing process with the securities regulatory authority could be uncertain, time-consuming and costly. We cannot assure you that the STAR Listing will eventually succeed.

On December 13, 2021, the stock listing committee of the Science and Technology Innovation Board (the “STAR Market”) of the Shanghai Stock Exchange determined that CSI Solar, formerly mainly our Module and System Solutions business, had met the offering, listing and disclosure requirements related to its proposed STAR Market listing. CSI Solar will then be required to go through the registration process with the China Securities Regulatory Commission, or the CSRC, before it can complete the listing on the STAR Market. On January 7, 2022, CSI Solar submitted the application documents for registration and the relevant examination and approval materials to CSRC for the offering registration process.

The process of listing a company on the public exchanges in the PRC can be time-consuming and expensive, potentially requiring significant time, resources and focus from our management team. Although we have received approval for the proposed listing, whether we can successfully complete the listing of CSI Solar’s shares, the related timeline, actual size and pricing of the offering still depend on various factors, including but not limited to, capital markets conditions in China and globally, the regulatory environment for listing securities, financial performance of CSI Solar Co., Ltd and its ability to fulfill the listing requirements in China.

Due to the complexity of conducting an initial public offering in the PRC, including the factors that are beyond our control, we cannot assure you that we would be able to complete the offering in accordance with our anticipated timeline, size and pricing, or at all. In addition, the process underlying the STAR Listing could result in significant diversion of management time as well as substantial out-of-pocket expenses. If CSI Solar fails to complete the listing process as required by the CSRC, we may need to seek other sources of funds to realize our business strategy, which may not be available to us at commercially reasonable terms, or at all. Any such inability to obtain funds may have adverse effect on our consolidated operating results and on the price of our common shares.

The market price of our common shares may be volatile or may decline, for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the impact of the proposed STAR Listing.

Even if the STAR Listing is completed, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering). In addition, it is difficult to predict the effect of the proposed STAR Listing on our common shares.

Even if the STAR Listing is completed, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening CSI Solar and our market leadership position. If the STAR Listing is completed, CSI Solar will have broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our common shares agree. Currently, CSI Solar plans to primarily invest its proceeds from the STAR Listing in a range of capacity support and expansion projects, including annual output of 10 GW pull rod manufacturing, annual output of 10 GW silicon wafer manufacturing, annual output of 4 GW high-efficiency photovoltaic cell manufacturing and annual output of 10 GW high-efficiency photovoltaic cell module manufacturing. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity in the PRC could pose material adverse effects on our results of operations and consequently result in a decrease in the price of the common shares.

Once CSI Solar is listed in China, it will be subject to the listing and securities law regime of the PRC, and will result in increased legal, accounting and other compliance expenses that it did not incur as a private company. Furthermore, the stock exchange in China and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases, including different levels of retail and institutional participation. As a result of these differences and given the fact that CSI Solar will remain one of our significant subsidiaries, fluctuations in the price of the shares of CSI Solar due to circumstances peculiar to the PRC capital markets or otherwise could materially and adversely affect the price of our common shares, or vice versa. In addition, investors may elect to invest in our business and operations by purchasing CSI Solar shares in the STAR Listing or on the STAR Market rather than purchasing our common shares despite the lack of fungibility between these shares and ours, and that reduction in demand could lead to a decrease in the market price for the common shares.

Our ownership interest in CSI Solar will be diluted once it becomes a publicly traded company.

As the result of actions being taken in connection with the STAR Listing, including equity raising from China-domiciled investors, CSI Solar is a majority-owned subsidiary of our company. The minority interest in CSI Solar will increase upon completion of the STAR Listing and may diverge from the interests of ours and our other subsidiaries’ in the future. We may face conflicts of interest in managing, financing or engaging in transactions with CSI Solar, or allocating business opportunities between our subsidiaries.

Currently, we own approximately 80% of CSI Solar’s shares, which includes approximately 5% of the shares issued under CSI Solar’s employee stock ownership plan that will become effective immediately upon the completion of the STAR Listing. Immediately following the STAR Listing and giving effect to the ownership transfer of CSI Solar’s employee stock ownership plan shares and the dilutive effect from the shares newly issued for the STAR Listing, we expect to hold approximately 64% of CSI Solar’s shares. As such, our company will retain majority ownership of CSI Solar after the STAR Listing. However, CSI Solar will be managed by a separate board of directors and officers, and those directors and officers will owe fiduciary duties to the various stakeholders of CSI Solar, including shareholders other than our wholly-owned subsidiary. In the operation of CSI Solar’s business, the directors and officers of CSI Solar may, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

During or after the STAR Listing process, certain requirements of the PRC law, including demands from the CSRC, the Shanghai Stock Exchange or other relevant authorities, may have a bearing on holders of our common shares. Recently, in order to comply with the PRC law, some of our senior management resigned from our company and took senior management roles at CSI Solar In the future, CSI Solar may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our company’s ownership in CSI Solar, increase our share-based compensation expense, and result in less net income attributable to us from CSI Solar. In addition, CSI Solar may engage in capital raising activities in the future that could further dilute our company’s ownership interest.

Our organizational structure will become more complex, including as a result of preparations for the STAR Listing. We will need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures, at both our company and CSI Solar. The continued expansion of our infrastructure will require us to commit substantial financial, operational and management resources. In addition, holders of our common shares may have limited opportunities to purchase CSI Solar’s shares even if the STAR Listing were completed.

We have granted, and may continue to grant various forms of share-based incentive awards, including performance-based share awards, under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2006 under which we can grant restricted shares, options and restricted share units to eligible employees, directors and consultants. See “Item 6 Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for more details. In particular, we granted 2,096,000 RSUs to our directors and a group of our key employees, whereby vesting is contingent on the success of the STAR Listing (50% vesting on the IPO date, then 25% vesting each on the first and second anniversaries of the IPO). As such, these RSUs are considered performance-based share awards. As of December 31, 2021, 2,076,000 of such RSUs were unvested and outstanding. For the years ended December 31, 2020 and 2021, we did not record any share-based compensation expenses on these RSUs, as the vesting is dependent upon the consummation of the STAR Listing. We will recognize share-based compensation expenses on these RSUs upon vesting at and after the consummation of the STAR Listing.

We believe the granting of share-based compensation, including performance-based share awards, is of significant importance to our ability to attract, retain and motivate key personnel and employees, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, expenses associated with performance-based share awards may fluctuate greater between periods compared to those associated with time-based share awards.

The Accelerating Holding Foreign Companies Accountable Act, if enacted, would reduce the time period before our common shares may be prohibited from trading or delisted. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA, which became effective on January 1, 2021, states if the SEC determines that an issuer that is required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, or a registrant, has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit that registrant’s shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

In September 2021, the PCAOB adopted a rule related to the PCAOB’s responsibilities under the HFCAA, which establishes a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule was approved by the SEC in November 2021. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB as determined by the announcement of the PCAOB issued on December 16, 2021.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA. Under the final amendments establishes the SEC’s procedures for determining whether a registrant is a “Commission-Identified Issuer” under the HFCAA, and prohibiting the trading of Commission-Identified Issuer’s securities. If the SEC determines that we are a Commission-Identified Issuer under the HFCAA for three consecutive years, or if the audit report filed as part of our annual report with the SEC is otherwise deemed not to be in compliance with the requirements of the Exchange Act due to the PCAOB’s inability to inspect our auditor, the SEC may prohibit our common shares from being traded on a national securities exchange or in the over the counter trading market in the U.S., which could affect the liquidity of our common shares. Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control.

In addition, on June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common shares could be prohibited from trading in the United States as early as 2023.

The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCAA, are uncertain. Such uncertainty could cause the market price of our common shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our common shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our common shares.

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

Logistical challenges, including global freight capacity shortages, port congestions or significant increases in freight costs, could continue to increase our selling costs or cause delays in our order fulfilment, and our business, financial condition and results of operations may be adversely affected.

Our ability to transport products to customers in a timely and cost-effective manner has been, and may continue to be, adversely affected by the current global shortage of freight capacity, delays at ports and other issues that otherwise affect third-party logistics service providers. For example, our shipping and handling costs relating to sales of $88.1 million, $134.2 million and $316.4 million, are included in selling and distribution expenses for the years ended December 31, 2019, 2020 and 2021, respectively. These issues could prevent the timely or proper delivery of products to customers or require us to locate alternative ports or warehousing providers to avoid disruption to customers, which may negatively impact our business prospects and relationship with customers. These interruptions and the availability of alternative transportation routes can be affected by the ability of the cargo vessel to call on or depart from ports on a timely basis or at all, rules and regulations applicable to the cargo industry, change in worldwide cargo fleet capacity, weather events, global and regional economic and political conditions, environmental and other regulatory developments. Our ability to plan our pricing strategy may be impacted and to the extent we are unable to pass along the increased costs to our customers, our financial condition and results of operations could be adversely affected.

In addition, interruptions, failures or price increases in logistics services can result from events that are beyond our control, such as inclement weather, natural disasters, the COVID-19 pandemic, other pandemics or epidemics, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages.

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

The Enterprise Income Tax Law, or the EIT Law, came into effect in China on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as a “High and New Technology Enterprise,” or HNTE, are entitled to a 15% enterprise income tax rate provided that they satisfy other applicable statutory requirements. Further, enterprises which engage in businesses within the scope of the Catalogue of Encouraged Industries in Western Regions promulgated by the NDRC, or Western Catalogue, are entitled to a 15% enterprise income tax rate provided that such enterprises satisfy other applicable statutory requirements.

Certain of our PRC subsidiaries, such as CSI New Energy Holding Co., Ltd., or CSI New Energy Holding, Canadian Solar Manufacturing (Luoyang) Inc., or CSI Luoyang Manufacturing, were once HNTEs and enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2021, only Suzhou Sanysolar Materials Technology Co., Ltd, Changshu Tegu New Material Technology Co., Ltd, CSI New Energy Development (Suzhou) Co., Ltd (formerly known as Suzhou Gaochuangte New Energy Development Co., Ltd), and Changshu Tlian Co., Ltd were HNTEs and enjoyed preferential enterprise income tax rates.

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

Currently, there are no detailed rules applicable to us that govern the procedures and specific criteria for determining the meaning of being “domiciled” in the PRC. As a result, it is not clear how the concept of domicile will be interpreted under the EIT Law. Domicile may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. As a result, if we are considered a PRC “resident enterprise” for tax purposes, it is possible that the dividends we pay with respect to our common shares to non-PRC enterprises, or the gain non-PRC enterprises may realize from the transfer of our common shares or our convertible notes, would be treated as income derived from sources within China and be subject to the PRC tax at a rate of 10% (which in the case of dividends will be withheld at source). Given the resident enterprise status of CSI Solar and our current non-resident enterprise status for tax purposes, in accordance with EIT law and the treaty between China and Canada, if CSI Solar becomes a dividend paying company, 10% of its dividend will be withheld by the PRC.

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

Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry, which could harm our business.

We conduct a significant portion of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and joint venture companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is still developing, the implementation and enforcement of many laws, regulations and rules may be inconsistent and change quickly with little advance notice. which may limit legal protections available to us. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management.

On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020 and replaced implementation rules and ancillary regulations of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law. The 2019 PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation. The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” and obtain relevant approval to be issued by or approved to be issued by the State Council from time to time. An FIE would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the solar power industry, in which our subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future, although it is not subject to the foreign investment restrictions set forth in the currently effective 2021 Negative List. There are uncertainties as to how the 2019 PRC Foreign Investment Law and the Implementation Rules would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the 2019 PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries. It may in the future release regulations or policies regarding the solar power industry that could adversely affect the business, financial condition and results of operations of us and our industry. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Future government actions in this regard may hinder our ability to offer securities to investors, and/or may affect the value of our common shares.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or to exert control over any offering of securities conducted overseas, may cause us to make material changes to the operations of our PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to our industry, taxation, land use rights, foreign investment limitations, and other matters.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure that our PRC subsidiaries comply with such regulations or interpretations. As such, our PRC subsidiaries may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets. Although based on the drafts for comments, we believe that we are currently not required to obtain such permission from any Chinese authorities, and we have not received any notice of denial of permission to list on the U.S. exchange, we cannot assure you that the drafts for comments will not later be extended and formalized to govern our business activities, or relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do based on the final drafts. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval for any future offering of securities by us or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the common shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the common shares that we may offer. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the common shares we offer, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we file with them, or obtain their approvals or clearances for any such offering, we may be unable to obtain a waiver of such regulatory requirements.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations including but not limited to the demand and pricing of solar and battery storage products and electricity prices and forecasts, the location and capacity of our production plants, the operational and performance data of solar and battery projects that we provide services to or own, and the information related to our employees, customers and suppliers both in and out of China. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries in China, and other parties with which we have commercial relations.  On December 28, 2021, the CAC announced the adoption of the Cybersecurity Review Measures, and effective February 15, 2022, online platforms and network providers possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek listing in foreign markets. The Measures provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder.

On July 30, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. Among these industries, the energy and telecommunications industries ae mandated to take measures to provide key assurances for the safe operation of critical information infrastructure in other industries and fields.

Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC, which became effective from November 1, 2021 and requires personal information processing operators, among other regulatory requirements, to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such personal information can be transferred out of China.

As of the date of this annual report, we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review with the advice of our PRC counsel that we are fully compliant with the regulations or policies that have been issued by the CAC to date.

Risks Related to Our Common Shares

We may issue additional common shares, other equity or equity-linked debt securities, which may materially and adversely affect the price of our common shares.

We may issue additional equity, equity-linked debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. For example, in 2020, we issued $230.0 million of convertible notes. Any future issuances of equity securities or equity-linked debt securities could substantially dilute the interests of our existing shareholders and may materially and adversely affect the price of our common shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, may have on the market price of our common shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

The market price for our common shares may be volatile.

The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on Nasdaq, until December 31, 2020, the market price of our common shares ranged from $1.95 to $56.42 per share. From January 1, 2021 to December 31, 2021, the market price of our common shares ranged from $28.80 to $67.39 per share. The closing market price of our common shares on December 31, 2021 was $31.29 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

●	announcements of technological or competitive developments;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	actual, projected or anticipated fluctuations in our quarterly operating results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other solar power companies;
●	changes in the volume or quality of our solar and battery storage project pipeline, and retained assets;
●	the departure of executive officers and key research personnel;
●	patent litigation and other intellectual property disputes;
●	litigation and other disputes with our long-term suppliers;
●	fluctuations in the exchange rates between the U.S. dollars, Renminbi, Canadian dollars, Japanese yen, Euros, Brazilian reals, South African rand and Thai baht;
●	the release or expiration of lock-up or other transfer restrictions on our outstanding common shares;
●	sales or anticipated sales of additional common shares;
●	share repurchase program; and
●	the success, or the lack thereof, in the completion of the STAR Listing.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material and adverse effect on the price of our common shares. Particularly, concerns over economic slowdown resulting from the COVID-19 pandemics have triggered a U.S. key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the U.S. capital market. No guarantee can be given on how the capital markets will react even though actions have been taken worldwide to combat the spread of the COVID-19. These market fluctuations may also have a material adverse effect on the market price of our common shares. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

Substantial future sales of our common shares in the public market, or the perception that such sales could occur, could cause the price of our common shares to decline.

Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2021, we had 64,022,678 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of options to acquire our common shares become entitled to the underlying shares under the terms of their options. In the past, in connection with debt financing, we have issued warrants and convertible notes, and may issue additional warrants to purchase our common shares and convertible notes that can be converted to our common shares. In 2020, we issued $230.0 million of convertible notes. From May to November 2021, we conducted an “at-the-market” offering program of common shares on the Nasdaq, through which we sold 3,639,918 of our common shares and raised $150.0 million in gross proceeds before deducting commissions and offering expenses. To the extent these warrants and conversion features are exercised and/or the common shares are sold into the market, the market price of our common shares could decline.

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

The following provisions in our articles may deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by delaying or preventing a change of control of our company:

●	Our board of directors has the authority, without approval from the shareholders, to issue an unlimited number of preferred shares in one or more series. Subject to the BCBCA, our board of directors may, if none of the shares of that particular series are issued, establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.
●	In accordance with the provisions of the BCBCA, our articles provide that the number of directors on our board of directors is set at the greater of three directors and such number of directors equal to the number of directors most recently elected by ordinary resolution at a meeting of shareholders. However, our articles also provide that between annual meetings of shareholders, our board of directors may appoint one or more additional directors, subject to the limitation that the total number of directors so appointed may not exceed one-third of the number of the current directors who were elected other than under this provision of our articles. Any director so appointed ceases to hold office immediately before the election of directors at the next annual meeting of shareholders but is eligible for re-election.

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (a) at least 75% of our gross income for such year is passive income or (b) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.  Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

Our legal and commercial name is Canadian Solar Inc. We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, effective June 1, 2006. In July 2020, we filed articles of continuance to change our jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. As a result, we are governed by the British Columbia Business Corporation Act, or the BCBCA, and our affairs are governed by our notice of articles and our articles. See “—C. Organizational Structure” for additional information on our corporate structure, including a list of our significant subsidiaries.

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

Overview

We are one of the world’s largest solar power and battery storage companies and a leading vertically-integrated provider of solar power and battery storage products, services and system solutions with operations in North America, South America, Europe, South Africa, the Middle East, Australia and Asia. Our business operations are divided into two business segments, namely CSI Solar and Global Energy.

Under CSI Solar, we design, develop and manufacture solar ingots, wafers, cells, modules and other solar power and battery storage products. Our solar power products include standard solar modules and specialty solar products. We conduct most of our manufacturing operations in China and Southeast Asia. Our products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. Specialty solar products consist of customized solar modules that our customers incorporate into their own products and complete specialty products, such as portable solar home systems. We sell our products primarily under our “Canadian Solar” brand name. We also deliver bankable, end-to-end, turnkey battery storage system solutions across various applications. These storage system solutions are complemented with long-term service agreements which include future battery capacity augmentation services. In 2021, we started designing and developing proprietary DC battery storage systems, including battery modules and packs. We expect to launch and manufacture these products from 2022 onwards.

Our Global Energy segment primarily comprises solar and battery storage project development and sale, O&M and asset management services for operational projects, sale of electricity, and investment in retained assets. Our monetization strategies vary between develop-to-sell, build-to-sell, and partial build-to-own, depending on business strategies and market conditions, with the goal of maximizing profits, accelerating cash return, minimizing capital risk, and building recurring income. While we plan to continue to monetize our current portfolio, we also intend to grow our energy business by building up our project pipeline. In 2015, we acquired Recurrent Energy, LLC, or Recurrent, a leading solar energy developer, and thereby significantly increased our presence in the United States. As of January 31, 2022, our project backlog, which refers to late-stage projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years, totaled approximately 4.2 gigawatt peak, or GWp, with 509 megawatt peak, or MWp, in North America, 2,435 MWp in Latin America, 363 MWp in Asia Pacific excluding China, 294 MWp in Europe, the Middle East and Africa (“EMEA”) and 550 MWp in China. A project’s Cliff Risk Date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, FIT arrangements and PPAs. Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs. As of January 31, 2022, our project pipeline totaled 18.6 GW. In addition to our project backlog and project pipeline, as of January 31, 2022, we had 1,622 MWp of solar projects in construction; and a portfolio of solar projects in operation totaling 445 MWp with an estimated resale value of approximately $260.0 million. As of January 31, 2022, our battery storage project pipeline totaled 23.6 GWh, 841 MWh of backlog and 2,681 MWh in construction. As of January 31, 2022, our battery storage solutions pipeline totaled 3.6 GWh, 390 MWh in high probability forecast, and 2,043 MWh contracted or in construction, and 300 MWh under long term service agreement (“LTSA”). LTSA projects are operational battery storage projects delivered by CSI Solar that are under multi-year long-term service agreements and generate recurring earnings. Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted. See “—Sales, Marketing and Customers—Global Energy Segment—Solar Project Development” and “—Sales, Marketing and Customers—Global Energy Segment—Operating Solar Power Plants and Sale of Electricity” for a description of the status of our solar and battery storage projects in operation.

We believe that we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power output to high efficiency, high-power output multi-crystalline and mono-crystalline modules, as well as a range of specialty products. We currently sell our solar power and battery storage products to a diverse customer base in various markets worldwide, including the U.S., Canada, Germany, Spain, the Netherlands, South Africa, China, Japan, India, Thailand, Australia, Brazil and Mexico. Our customers are primarily distributors, system integrators, project developers and installers/EPC companies.

We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of both cells and wafers. We believe this approach has benefited us by allowing us to grow in a capital-light manner, while giving us significant flexibility to respond to short-term demand changes.

As of December 31, 2021, we had:

●	23.9 GW of total annual solar module manufacturing capacity, approximately 19.7 GW of which is located in China, 4.2 GW in Southeast Asia and the rest in other regions;
●	13.9 GW of total annual solar cell manufacturing capacity, approximately 4.2 GW of which is located in Southeast Asia and the rest in China;
●	11.5 GW of total annual wafer manufacturing capacity located in China; and
●	5.4 GW of total annual ingot manufacturing capacity located in China.

We intend to use substantially all of the silicon wafers that we manufacture to supply our own solar cell plants and to use substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use some of the solar modules we produce in our solar projects. Our solar module manufacturing costs in China, including purchased polysilicon, wafers and cells, increased from 18.8 cents per watt in December 2019 to 21.9 cents per watt in December 2020, and increased to 25.2 cents per watt in December 2021. Despite the recent increase mainly driven by higher material costs, we expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules in the long run.

We intend to continue to focus on reducing our manufacturing costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs.

Our Products and Services

Our business consists of the following two business segments: CSI Solar segment and Global Energy segment. Our CSI Solar Segment involves the design, development, manufacturing and sale of a wide range of solar power and battery storage products, including solar modules, solar system kits, battery storage solutions, and other materials, components and services (including EPC). Our Global Energy Segment primarily consists of global solar and battery storage projects, O&M and asset management services, global electricity revenue, as well as other development services.

Products Offered in Our CSI Solar Segment

Standard Solar Modules

Our standard solar modules are arrays of interconnected solar cells in weatherproof encapsulation. We produce a wide variety of standard solar modules, ranging from 3W to over 665W in power and using mono-crystalline or multi-crystalline cells in several different design patterns, including shingled cells. We introduced the industry’s first module product using 166 mm wafers, in comparison with the conventional 156.75 mm wafers. We also first introduced the highest power 665W module using 210 mm wafers in mass production. Our mainstream solar modules include CS7N (132 half-cells, 210 mm wafer), CS7L (120 half-cells, 210 mm wafer), CS6W (144 half-cells, 182 mm wafer), CS6R (108 half-cells, 182 mm wafer), CS3Y (156 half-cells, 166 mm wafer), CS3W (144 half-cells, 166 mm wafer), CS3N (132 half-cells, 166 mm wafer), CS3L (120 half-cells, 166 mm wafer), BiHiKu7 (bifacial module, 210 mm wafer), BiHiKu6 (bifacial module, 182 mm wafer), BiHiKu5 (bifacial module, 166 mm wafer), BiHiKu (bifacial module, 166 mm wafer), and HiDM CS1Y all-black modules. The mainstream modules are designed for residential, commercial and utility applications. The small modules are for specialty applications.

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

In 2017, we launched the Ku module series which results in an improvement in failure redundancy with innovative cell matrix interconnection technology. The module power output is enhanced by up to 10 Watt per module while reducing the module working temperature. We developed P4 cell technology, which is multi-crystalline PERC technology. The combination of P4 cell and Ku module technologies enable us to offer customer higher wattage and more reliable multi crystalline module products. We also launched and shipped High Density Module (“HDM”) product to some markets this year. The HDM offers high wattage, high module efficiency and pleasant aesthetics for residential applications.

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

In 2019, we continued to expand our high-power module product portfolio based on 166 mm wafers. In July 2019, we started to mass-produce BiHiku modules. BiHiKu is a bifacial module utilizing our 166 mm P4 (multi PERC) cells which have a front side power output exceeding 400 watts.  In addition to modules utilizing our 166 mm P4 (multi PERC) cells, we launched HiKu and BiHiKu modules using 166 mm P5 (casted mono) and mono PERC cells. Our CS3L (120 half-cells, 166 mm wafer) mono PERC modules can achieve power output exceeding 360 watts, which is suited for residential applications, and our CS3W (144 half-cells, 166 mm wafer) mono modules can reach wattage up to 445 watts. By the end of August 2019, we converted 100% of our cell production capacity into PERC and by the end of the year, over one-third of our module capacity was for HiKu and BiHiKu. Our 166 mm wafer module products are becoming our new “standard” products. For the residential market, we ramped up the all-black version of our HiDM module with appealing aesthetics and high module efficiency.  Our full-cell modules such as CS6K and CS6U are gradually being phased out and replaced by Ku, BiKu and HiDM modules. In 2019, we also officially phased out all the double glass mono-facial modules due to the introduction of the more competitive bifacial modules.

In 2020, we continued to launch high power modules using bigger wafers. In July 2020, we introduced CS3Y (156 half-cells, 166 mm wafer) module to the market. The power wattage of the HiKu series modules is further enhanced to 490W to accommodate the needs of our customers. Several new technologies were first used in this new module and were further used in the HiKu6 and HiKu7 modules launched later. Smaller gap between cells brings the blank area down by 70% on the module surface, and helps to increase the module efficiency by 0.3%. Hetero ribbon (“HTR”) and flexible welding process further facilitates the smart interconnection without causing additional microcracks, especially on bigger modules. In November 2020, we began mass production of CS6W (144 half-cells, 182 mm wafer) module. The module power of CS6W is up to 550W. HiKu7, the power module with the highest power output, was then brought to market in December 2020, including HiKu7L (120 half-cells, 210 mm wafer), and HiKu7N (132 half-cells, 210 mm wafer). The module power of HiKu7L reaches 595W while HiKu7N reaches 665W, the highest power output in the market. 210 mm wafer based modules HiKu7 will be our standard offering in the coming years. For the residential market, we brought HiDM-all black modules and HiKu3L-all black module with appealing aesthetics to our customers. We also introduced HiKu-Lite module with less weight for loading-limited installation locations. We are among the first few companies to supply light weight modules in Japan.

In 2021, our HiKu6 (182 mm wafers) and HiKu7 (210 mm wafers) series modules, introduced in late 2020, were accepted and welcomed by market quickly, and we expanded their manufacturing capacity accordingly. We invested in a research and production pilot line for Heterojunction (“HJT”) solar cells and modules, which uses in-house developed N-type mono-silicon ingots and wafers. Based on our high efficiency HJT cells developed in-house, our module family see a new member, 6R-H-AG (108 half-cells, 182 mm wafer), which is designed for residential market with module power high up to 440W. To satisfy residential clients who frequently see strong wind loads, we have developed and offered one mechanically enhanced version of CS3N (132 half-cells, 166 mm wafer) in 2021. Also, as modules with larger wafers (both 182 mm and 210 mm) were gaining market share quickly, we started to develop CS6R (108 half-cells, PERC technology, 182 mm wafers) for global residential market in 2021. CS6R modules have power up to 420W and will be available for our residential clients beginning 2022. Furthermore, we embarked on the development of N-type wafer-based modules with TOPCon technology. Our in-house TOPCon manufacturing capability will be integrated from N-type ingot growth, wafering, cells to modules. Our TOPCon modules are expected to be commercially available in 2022.

Our standard solar modules are designed to endure harsh weather conditions and to be transported and installed easily. We sell most of our standard solar modules under our brand name.

Battery Storage Solutions

Our battery storage offering includes proprietary products, technology and integrated solutions focused on delivering high performance, safe and reliable battery storage solutions to enable utilities, independent power producers, and energy investors and users achieve energy savings, while maintaining power reliability and resilience. Our battery storage solutions are utilized across the various market sectors, including high voltage grid scale, commercial and industrial business, and residential homes. Battery storage helps to provide the balance of energy delivery with energy consumed, including absorption of excess energy in the systems and release for when it is needed.

Battery storage demand is growing for various utility grid opportunities and applications including energy arbitrage, reserve capacity, flexible peaking and resource adequacy, as well as grid frequency regulation and voltage control. We have successfully introduced our high-energy and high-power storage power block with integrated lithium-ion phosphate batteries designed to meet market demand for 1 to 4 hours of battery storage duration. Our turn-key offering includes the integrated battery, power conversion systems and the energy management system. We also offer comprehensive services and capabilities with these project installations, including consulting and project engineering, procurement, and construction (“EPC”) management.

Furthermore, we support our installed projects using our capabilities to offer contracted long term services contract commitments that include operation and maintenance, capacity augmentation, guarantee, warranty, and other services throughout the operational phase of the projects.

In the commercial, industrial, and residential sector we offer “ready-to-install” system kits, which includes PV panel, hybrid inverter, PCS, battery pack, system monitoring platform and other system accessories, to give our customers one-stop procurement and service experience.

To leverage our significant growth and advancement into the global battery storage market, we are investing significantly into our developing our own battery storage proprietary products, technologies, and manufacturing. We have committed to deployment of our own lithium iron phosphate battery solutions for utility grid scale and residential markets. This is supported by our continuing investment into software technology like battery management systems, battery modules development, grid scale battery storage blocks and residential storage battery solutions.

Solar System Kits

A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010. In 2021, we sold them primarily to customers in Brazil, Japan and China.

EPC Services

Our EPC services is a complete turn-key solutions for utility scale PV projects, including system design, procurement, installation, system testing and commissioning.

We provide EPC services in China to ground-mounted projects, as well as to large-scale distributed system projects of industrial and commercial customers.

Products and Services Offered in Our Global Energy Segment

Solar and Battery Storage Project Development and Sale

We develop, build and sell solar and battery storage projects. Our solar project development activities have grown over the past several years through a combination of organic growth and acquisitions. Our global solar and battery storage project business develops projects primarily in Canada, the U.S., Japan, China, the EU, the U.K., Brazil, Mexico, Chile, Colombia, Australia and Korea. We have a team of experts who specialize in project development, evaluations, system designs, engineering, managing, project coordination and organizing financing. Our battery storage project development is fully integrated within the main solar development teams. Given the segment’s large and growing pipeline, we are uniquely positioned to capture utility-scale battery storage projects, both co-located with solar PV as well as stand-alone opportunities.

Our project sales team actively identifies and pursues suitable buyers for our solar and battery storage projects. See “—Sales, Marketing and Customers- Global Energy Segment—Solar Project Development”  for a description of the status of our solar and battery storage projects.

Operating Solar Power Plants and Sale of Electricity

We operate certain of our solar plants and generate income from the sale of electricity. Although most of our solar power projects are developed for sale, we may operate them for a period of time before they are sold. We have been optimizing our operating model to increasingly retaining minority ownership interest in our own projects. As of January 31, 2022, we had a fleet of solar power plants in operation with an aggregate gross capacity of approximately 445 MWp. Certain of these plants were co-owned with third parties.

O&M Services

In 2021, we provided O&M services primarily in North America, Japan and Australia. O&M services include monitoring, inspections, repair and replacement of plant equipment and site management and administrative support services for solar projects in operation. We have deployed a number of unique technologies including semi-automated module washing, autonomous vegetation management, machine learning technologies in predictive maintenance and drone inspection. We continue to invest in developing these technologies and other areas of our service offering.

Asset Management Services

In 2021, we provided asset management services primarily in North America and Japan.

Fund Formation

We recently began establishing investment funds for the purpose of pooling capital to develop, build and accumulate solar projects. For example, we established JGIF in 2020 by partnering with a business unit of Macquarie Group, who holds a minority interest in JGIF. JGIF has secured JPY22 billion ($213.2 million) of committed capital that will be used to develop, build and accumulate new solar projects in Japan. A new CSFS Fund I, a closed-ended alternative investment fund of a similar nature to CSIF, has been established in Italy and we intend to contribute new projects in 2022 and market to third party investors. Once the projects are acquired, we expect to contract with the fund to provide asset management services.

Supply Chain Management

CSI Solar Segment

Our CSI Solar segment depends on our ability to obtain a stable and cost-effective supply of polysilicon, solar ingots, wafers and cells. Our silicon wafer agreements set forth price and quantity information, delivery terms and technical specifications. While these agreements usually set forth specific price terms, most of them also include mechanisms to adjust the prices, either upwards or downwards, based on market conditions. Over the years, we have entered into a number of long-term supply agreements with various silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. In 2021, we purchased a significant portion of the silicon raw materials used in our solar modules from third parties. Our largest silicon raw material supplier was Hongyuan, with whom we have monocrystalline square silicon ingots purchase agreement through 2022. Our largest silicon wafer supplier was Longi. We plan to continue to diversify our external wafer and polysilicon suppliers.

We purchase solar cells from a number of international and local suppliers primarily in China, in addition to manufacturing our own solar cells and having toll manufacturing arrangements with our solar cell suppliers. Our solar cell agreements set forth price and quantity information, delivery terms and technical specifications. These agreements generally provide for a period of time during which we can inspect the product and request the seller to make replacements for damaged goods. We generally require the seller to bear the costs and risks of transporting solar cells until they have been delivered to the location specified in the agreement. In 2021, our largest supplier of solar cells was Tongwei Solar. As we expand our business, we expect to increase our solar cell manufacturing capacity and diversify our solar cell supply channel to ensure we have the flexibility to adapt to future changes in the supply of, and demand for, solar cells.

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

Global Energy Segment

Our CSI Solar segment supplies part of the solar modules used in our Global Energy segment. We leverage on our scale of operations and have increasingly consolidated our procurement operations. With centralized procurement, we believe we are able to secure more competitive arrangements with our major suppliers, thereby enhancing our ability to complete on cost given the large procurement quantities.

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

Global Energy Segment

We develop, construct, maintain, sell and/or operate solar and battery storage projects primarily in Canada, the U.S., Japan, China, the EU, the U.K., Brazil, Mexico, Argentina, Chile, Colombia, Australia and Korea. We engage in all aspects of the development and operation of solar and battery storage projects, including project selection, design, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. For the solar and battery storage projects that we develop, we have the option of either using our own engineering and operation teams or hiring third-party contractors to build and operate the projects prior to sale.

Our solar and battery storage projects development process primarily consists of the following stages:

●	Market due diligence and project selection. We search for project opportunities globally with the goal of maintaining a robust and geographically diversified project portfolio. Our business team closely monitors the global solar and battery storage projects market and gathers market intelligence to identify project development opportunities. Our development team prepares market analysis reports, financial models and feasibility studies to guide us in evaluating and selecting solar and battery storage projects. As we consider undertaking new solar and battery storage projects, we weigh a number of factors including location, local policies and regulatory environment, financing costs and potential internal rate of returns.
●	Financing. We typically include financing plans for our projects in our financial models and feasibility studies. We finance our projects through our working capital and debt financing from local banks or international financing sources that require us to pledge project assets.
●	Permitting and approval. We either obtain the permits and approvals necessary for solar projects ourselves or we acquire projects that have already received the necessary permits and approvals. The permitting and approval process for solar and battery storage projects varies from country to country and often from region to region within a country.
●	Project design, engineering, procurement and construction. Our engineering team generally designs solar and battery storage projects to optimize performance while minimizing construction and operational costs and risks. The engineering design process includes the site layout and electrical design as well choosing the appropriate technology, in particular module and inverter types. We use solar modules produced by us and by third-party manufacturers, and procure inverters and other equipment from third-party suppliers.

Currently, we operate and maintain solar power plants primarily in Japan and Latin America. We enter into grid-connection agreements and/or PPAs with the local grid companies. After a project is connected to the grid, we regularly inspect, monitor and manage the project site with the intention to maximize the utilization rate, rate of power generation and system life of the project.

We operate a monitoring center in Guelph, Ontario, Canada, which adopts the global monitoring platform (“CSEye”) to monitor the operational performance data in real time, to automatically receive alerts about exceptions, and to automate the reporting of performance, technician work orders, warranty claims, spare parts, health & safety incidences, manage system alarms and reports, all of which can be accessed through cloud applications. Our proprietary algorithms analyze the performance of the self-owned and third party power plants that we operate and maintain on a daily basis and identify potential problems. For example, they raise alarms when inverters or strings are under-performing.

Quality Control and Certifications

We have registered our quality control system according to the requirements of ISO 9001:2008 standards. TÜV Rheinland Group, a leading international service company that documents the safety and quality of products, systems and services, audits our quality systems. We inspect and test incoming raw materials to ensure their quality. We monitor our manufacturing processes to ensure quality control and we inspect finished products by conducting reliability and other tests.

We also maintain various international and domestic certifications for our solar modules. For example, we have obtained IEC61215/61730 certifications for sales of our modules in Europe, UL61730 certifications for sales of our modules in North America, and other necessary certifications for sales of our modules in Japan, Korea, India, Brazil, Australia, Colombia, Israel, Italy, Great Britain and under several solar programs in China. The IEC certification is issued by Verband Deutscher Elektrotechniker, or VDE, and the UL certification by Canadian Standards Association, or CSA. All of our modules launched in the past years satisfy the latest standards, including IEC 61215, IEC61730 and UL61730, and have achieved high California Energy Commission, or CEC, PVUSA test condition ratings. All have passed additional extended stress program qualifications such as salt mist testing, ammonia testing, PID testing, as well as extra-standard or “3-times” testing programs from PVEL or VDE. Earlier in 2020, we also achieved successfully all required steps for a new competitive carbon footprint certification for the French market special tender requirements.

Our PV test laboratory is accredited by CNAS according to ISO 17025 quality management standard, and has been approved into various Data Acceptance Program, namely by CSA, VDE, and the China General Certification, or CGC, in China. The PV test laboratory allows us to conduct some product certification testing in-house, which decreases time-to-market and certification costs, as well as exhaustive product and component reliability research to drive improvements in product durability.

Sales, Marketing and Customers

The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%

	(In thousands of $, except for percentages)
Asia	1,018,083	31.8	1,620,840	46.6	2,139,070	40.5
Americas	1,402,041	43.8	1,221,105	35.1	2,279,594	43.2
Europe and others	780,459	24.4	634,550	18.3	858,505	16.3
Total	3,200,583	100.0	3,476,495	100.0	5,277,169	100.0

CSI Solar Segment

Our primary customers are distributors, system integrators, project developers and installers/EPC companies. A small number of customers have historically accounted for a significant portion of our net revenues. In 2019, 2020 and 2021, the top five customers of the CSI Solar segment by net revenues collectively accounted for approximately 15.8%, 15.8% and 14.0%, respectively, of our total net revenues. Sales to our largest customer in those years accounted for 6.6%, 3.9% and 3.9%, respectively, of our total net revenues.

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

As we expand our manufacturing capacity and enhance our brand name with our system solutions offering, we continue to develop new customer relationships in a wider range of geographic markets to further decrease single market dependency. Since 2013, we significantly increased our total number of buying customers and achieved leading market share in North America, Canada, Japan, South-Africa and Brazil, which we maintained and grew further. In 2021, we have successfully started to produce and sell our own CSI single-phase inverter portfolio to complement the already established and growing overall CSI branded inverter sales. Given our growing product and solutions offering, we became one of the leading turnkey EPC PV-system providers in Australia in 2018 and 2019 as well as becoming a key system kits/packages and turnkey system provider in Brazil since 2018. In the U.S., we have been recognized as a top 10 system/inverter supplier since 2019. In order to minimize the significant cost fluctuation exposure, we have shifted away from the full EPC service model and are now offering and helping our customer with system design and system optimization simulation and support.

In general, we are continuously growing our direct sales channel to sell modules and other solar system components (as system packages or as stand-alone components) directly to EPC, developer as well as contractor/installer, to lower customer concentration and to reduce payment risks and demand fluctuation risks. In order to access small installers and contractors (which we do not directly serve), we maintain a strong sales channel and business relationship with key distribution partners around the globe. In parallel we have started to further expand our Key Account / Utility Scale sales access and gaining market share in this segment – enabled by our high efficiency large format module portfolio for LCOE optimized large commercial and utility scale project usage.

Solar System Kits

A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2021, we sold approximately 1.1 GW of system kits primarily in China, Japan and Brazil.

Battery Storage Solutions

We leverage our vast customer and supply chain network to offer competitive solutions for stand-alone battery storage offerings or “Photovoltaic + Storage” integrated solutions. We also continue to prioritize our R&D and investments into battery storage product and technology development to further our advancement into downstream product, technology, and manufacturing as well as upstream project integrated battery storage solutions.

The table below sets forth CSI Solar’s battery storage system integration’s project as of January 31, 2022. LTSA projects are operational battery storage projects delivered by CSI Solar that are under multi-year long-term service agreements and generate recurring earnings. Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

		Contracted/
	LTSA	In Construction	Forecast	Pipeline	Total
Storage (MWh)	300	2,043	390	3,619	6,352

Global Energy Segment

We develop, construct, maintain, sell and/or operate solar power and battery storage plants primarily in Canada, the U.S., Japan, China, the EU, the U.K., Brazil, Mexico, Argentina, Chile, Colombia Australia and Korea. We also provide development, O&M and assets management services. We sell our projects to large utility companies, corporate offtakers, other power producers and asset managers. Customers for our development, O&M and asset management services include solar project developers and owners.

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

Solar Project Development

As of January 31, 2022, our total project pipeline was 24.4 GWp, including 1.6 GWp under construction, 4.2 GWp of backlog, and 18.6 GWp of earlier stage pipeline.

Backlog projects are late-stage projects that have passed their Risk Cliff Date and are expected to be built in the next 1-4 years. A project’s Risk Cliff Date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, FIT arrangements and PPAs. Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

Pipeline projects are early- to mid-stage project opportunities currently under development that are yet to be de-risked.

The following table presents our total project pipeline.

Total Project Pipeline by Region as of January 31, 2022 (in MWp)*
Region	In construction	Backlog	Pipeline	Total
North America	262	509	7,247	8,018
Latin America	841	2,435	3,437	6,713
EMEA	—	294	4,379	4,673
Japan	174	172	72	418
Asia Pacific excluding Japan and China	345	191	1,695	2,231
China	—	550	1,770	2,320
Total	1,622	4,151	18,600	24,373

*Note: Total project pipeline table represents the gross MWp size of the projects, including minority interest. Gross MWp size of projects includes 405 MWp of projects in construction in Latin America were already sold to third parties.

Operating Solar Power Plants and Sale of Electricity

In addition to our project backlog, we had a portfolio of solar power plants in operation totaling 445 MWp as of January 31, 2022. The resale value of these plants was estimated at approximately $260.0 million as of January 31, 2022. Our total portfolio of solar power plants in operation as of January 31, 2022 was as follows:

Solar Power Plants in Operation (in MWp)
Latin		Asia Pacific excluding
America	Japan	Japan & China	China	Total
316	31	16	82	445

Note: Gross MWp size of projects, includes 196 MWp in Latin America and 2 MWp in Asia Pacific excluding Japan and China already sold to third parties.

Battery Storage Project Development

We have been actively developing utility-scale solar plus battery storage projects, as well as stand-alone battery storage projects. Since the first quarter of 2021, we have been co-hosting battery storage facilities with solar power plants on the same piece of land for nearly all projects under development. By using one interconnection point per project, we expect to significantly enhance the efficiency of our development and the value of our assets under development.

In addition, we have already signed several storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. We have also signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by ourselves.

The table below sets forth our storage project development backlog and pipeline as of January 31, 2022.

Storage Project Backlog and Pipeline by Region as of January 31, 2022 (in MWp)
Region	In construction	Backlog	Pipeline	Total
North America	2,681	—	14,725	17,406
Latin America	—	465	3,185	3,650
EMEA	—	56	2,611	2,667
Japan	—	—	19	19
Asia Pacific excluding Japan and China	—	20	2,280	2,300
China	—	300	800	1,100
Total	2,681	841	23,620	27,142

Customer Support and Service

We typically sell our standard solar modules with a twelve-year warranty against defects in materials and workmanship and a twenty-five to thirty year linear power performance warranty that guarantees the actual power output of our modules.

For solar and battery storage projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions for a period of up to ten years following the energizing of the solar project. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

As part of our energy business, before commissioning solar and battery storage projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price. In certain instances, a bonus payment may be received if the energy generation performance test performs above expectations.

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

Competition

Module and Beyond-Pure-Module Business

The market for solar power and battery storage products is competitive and evolving. We compete with American companies, such as First Solar, and Asia-based companies such as Longi, Trina, Jinko, JA Solar and Hanwha Q Cells. Some of our competitors are developing or producing products based on alternative solar technologies, such as thin film PV materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and copper indium gallium selenide technology, generally have lower conversion efficiency but do not use silicon for production, compared to our crystalline silicon solar module products, and as such are less susceptible to increases in the costs of silicon. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. In addition, the solar power market in general competes with other sources of renewable and alternative energy as well as conventional power generation.

We believe that the key competitive factors in the market for solar power and battery storage products include:

●	price;
●	the ability to deliver products to customers on time and in the required volumes;
●	product quality and associated service issues;
●	nameplate power and other performance parameters of the module, such as power tolerances;
●	value-added services such as system design and installation;
●	value added features such as those that make solar power and battery storage products easier or cheaper to install;
●	additional system components such as mounting systems, delivered as a package or bundle;
●	brand equity and any good reputation resulting from the above items, including the willingness of banks to finance projects using modules produced by a particular supplier;
●	customer relationships and distribution channels; and
●	the aesthetic appearance of solar power and battery storage products.

In the immediate future, we believe that our ability to compete depends on our ability to deliver cost-effective products in a timely manner and to develop and maintain a strong brand name based on high quality products and strong relationships with downstream customers. Our competitiveness also depends on our ability to effectively manage our cash flow and balance sheet and to maintain our relationships with the financial institutions that fund solar and battery storage projects. Consolidation of the solar industry is already occurring and is expected to continue in the near future. We believe that such consolidation will benefit our company in the long-term. We believe that the key to competing successfully in the long-term is to produce innovative, high quality products at competitive prices and develop an integrated sales approach that includes services, ancillary products, such as mounting systems and inverters, and value-added product features. Our goal is to offer our customers solar power products that deliver the lowest LCOE, and we focus in particular on high-priced markets and segments, such as the distributed generation market segment which includes commercial, industrial and residential end market applications. Additionally, we believe that a good marketing program and the strong relationships that we are building with customers and suppliers will support us in this competitive environment.

Energy Business

Our energy business is a capital-intensive business with numerous industry participants. We face competition from a large and diverse group of local and international project developers, financial investors and certain utility companies. These competitors vary in terms of size, geographic focus, financial resources and operating capabilities. We compete in a diversified and complicated landscape since the commercial and regulatory environments for solar and battery storage project development, sale and operation vary significantly from region to region and country to country. While local policy frameworks on battery storage project development remain relatively new, many new entrants are seizing on the market opportunity.

Our primary competitors are local and international developers and operators of solar and battery storage projects. We believe the key competitive factors in the global solar and battery storage project development industry include:

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

Currently, we develop and construct and, in limited cases, operate and maintain solar and battery storage projects in various regions including Canada, the U.S., Japan, China, the EU, the U.K., Brazil, Mexico, Argentina, Chile, Colombia, Australia and Korea. We compete to supply energy to potential customers with a limited number of utilities and providers of distributed generation in these markets. If we wish to enter into new PPAs for our solar and battery storage projects upon termination of previous PPAs, we compete with conventional utilities primarily based on cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

For further discussion of the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Because the markets in which we compete are highly competitive and evolving quickly, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy business, we may not be able to compete successfully and we may not be able to maintain or increase our market share.”

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

Environmental Matters

Except as disclosed in the “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” we believe we have obtained the environmental permits and passed relevant assessments necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have also conducted environmental studies in conjunction with our solar and battery storage projects to assess and reduce the environmental impact of such projects. Our major operations are certified under ISO14001 Environmental and ISO45001 Occupational Health and Safety standards, which required that we implement and operate according to various procedures that demonstrate waste reduction, energy conservation, injury reduction and other environmental, safety and health objectives.

We have finished establishing our internal ISO14064:2018 Green House Gas (“GHG”) quantification and reporting system under guidance of 3rd party Société Générale de Surveillance (SGS), to identify, quantify and report our GHG emissions and removals at the organization level, setting up solid ground for continuous GHG emissions reduction.

Our products must comply with the environmental regulations of the jurisdictions in which they are installed. We make efforts to ensure that our products comply with the EU Regulation (“EC”) No 1907/2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH). Our system solutions product lines, including string inverters, also comply with the European Union’s RoHS (Restriction of Hazardous Substances) Directive 2011/65/EU and its amendments. Note that Solar PV modules are exempted from the European Restriction of Hazardous Substances (“RoHS”) legislation as part of the decision from the European Commission to ensure achievement of energy renewable targets in its article 2. We also strictly adhere to Toxicity Characteristic Leaching Procedure (“TCLP”) testing of our photovoltaic module portfolio to monitor the presence of any toxic metal substances (arsenic, barium, cadmium, chromium, lead, mercury, selenium, silver) according to TCLP Standard EPA Test Method 1311, as issued by the U.S. Environmental Protection Agency (“EPA”) under the Toxic Substances Control Act (“TSCA”) for landfill disposal of modules. We adopted a new advanced TCLP sampling method developed by Arizona State University to improve sampling accuracy and testing results.

Our module and beyond-pure-module operations are subject to regulation and periodic monitoring by local environmental protection authorities. Also, various licenses, permits, and approvals are required for our solar and battery storage project developments within our energy business. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or cessation of operations.

Environmental, Social and Governance Initiatives

We incorporate ESG factors across our business and strategic decision-making process and continue to make efforts to improve our practices to ensure long-term sustainability. Our three key focus areas are:

●	Environmental. We are committed to providing a safe and enriching work environment for employees and contractors and strive to reduce the environmental impact of our business activities. We track greenhouse gas emissions and manufacturing intensity on energy, water and waste across our facilities. As a result, we have meaningfully reduced greenhouse gas emissions and energy, water and waste intensity during the manufacturing of solar PV modules. In addition, we research, develop and implement new technologies to enhance product efficiency and reduce the environmental impact of our production processes. We have also established rolling 5-year key performance indicator (“KPI”) targets for key metrics that are integrated into employee KPIs and compensation plans. Moreover, we have established a sustainability program to manage the sustainability risks associated with the growth opportunities, which is overseen by the Sustainability Committee.

●	Social Responsibility. We are an equal opportunities employer, and we strive to cultivate a diverse and inclusive culture and create lasting positive impact on society and the communities in which we operate. To promote diversity and inclusion, we monitor diversity and inclusion performance across all our human capital management areas by (i) tracking our hiring practices including improving the balance of women, people of ethnic minority and people with disabilities in our hiring, (ii) expanding our recruiting channels to attract a more diverse range of candidates, (iii) establishing several employee resource groups to provide institutional for reaching professional career goals, and (iv) providing unconscious bias training across our global operations. We care about our employees’ training and development and have implemented extensive skills and leadership training programs, including the Canadian Solar University. See “Item 6. Directors, Senior Management and Employees—D. Employees.” We also respect and recognize employees’ rights and freedom to associate and bargain collectively. In addition, we strive to be a responsible corporate citizen in the communities where we operate by (i) responding quickly to COVID-19 and developing a response plan to provide guidance to all offices internationally, and (ii) abiding to a strict code of business conduct and ethics and expecting no less from our business partners, including our suppliers.

●	Corporate Governance. Our board of directors is responsible for managing and supervising the business and affairs of our Company, and has a broad range of skills and industry knowledge to oversee management performance to ensure the success of our business and create long-term value for stakeholders. We continuously make efforts to improve the diversity of our board of directors and strive to further improving diversity at the board level and meet the NASDAQ New Rule 5605(f) for Diverse Board Representation in the specified time frame, including based on gender, nationality, ethnicity, age and expertise. Moreover, we are committed to upholding the highest standards of business ethics by (i) establishing a framework of governance documents and guidelines, and (ii) conducting business ethics awareness and compliance training to our employees on a regular basis.

In addition, we aim to establish a sustainable, efficient and healthy supply chain that meets our needs and the interests of our stakeholders. We maintain a procurement management strategy which follows a centralized procurement approach, controlled at the group level and supported by each division. We also require all our suppliers to adhere to our Supplier Code of Conduct, which sets forth our standards on human rights, environmental protection, health, safety and business ethics.

Environmental, Social Responsibility and Corporate Governance Policies

We have adopted a suite of environmental, social responsibility and corporate governance policies to provide a framework for our sustainability commitments, which are publicly available on our website. Our Environment, Occupational Health and Safety Policy provides for the principles and guidelines for the protection of the environment, and the health and safety of our employees and others who are affected by our business. To better fulfill our social responsibilities, we also maintain our Labor and Human Rights Policy, Equal Employment Opportunity Policy, Anti-Modern Slavery Policy, Supplier Code of Conduct, and Conflict Minerals Policy. In addition, to maintain the highest standards of conduct and ethics in the way that we conduct our business, we have introduced the following corporate governance policies: Code of Business Conduct and Ethics, Whistleblower Policy, Insider Trading Policy, Related-Party Transactions, Prohibition Against Giving Bribes, and Prohibition Against Accepting Bribes.

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

In August 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. The Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which was approved by the National People’s Congress in March 2016, the Thirteenth Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in December 2016, and the Thirteenth Five-Year Plan for Solar Power Generation, which was promulgated by the National Energy Administration in December 2016 also demonstrates a commitment to promote the development of renewable energy to enhance the competitiveness of the renewable energy industry, including the solar energy industry. In December 2021, the State Council promulgated the Fourteenth Five-Year Plan Comprehensive Work Plan for Energy Conservation and Emission Reduction, which encourages the application of wind, solar, biomass and other renewable energy in agricultural production and rural life and promotes the integrated construction of building photovoltaics.

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

Some of our PRC subsidiaries are located in Suzhou, China, which is adjacent to Taihu Lake, a nationally renowned and protected body of water. As a result, production at these subsidiaries is subject to the Regulations on the Administration of Taihu Basin, which became effective on 2011, the Regulation of Jiangsu Province on Preventing Water Pollution in Taihu Lake, which became effective in 1996 and was further revised and promulgated in 2007, 2010, 2012, 2018 and 2021, and the Implementation Plan of Jiangsu Province on Comprehensive Treatment of Water Environment in Taihu Lake Basin, which was promulgated in February 2009 and amended in 2013. Because of these regulations, the environmental protection requirements imposed on nearby manufacturing projects, especially new projects, have increased noticeably, and Jiangsu Province has stopped approving construction of new manufacturing projects that increase the amount of nitrogen and phosphorus released into Taihu Lake, except for those satisfy certain applicable statutory requirements.

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

Income Tax and VAT

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as HNTEs are entitled to a 15% enterprise income tax rate, provided that they satisfy other applicable statutory requirements. Further, enterprises which engage in businesses within the scope of the Catalogue of Encouraged Industries in Western Regions promulgated by the NDRC, or Western Catalogue, are entitled to a 15% enterprise income tax rate provided that such enterprises satisfy other applicable statutory requirements.

Certain of our PRC subsidiaries, such as CSI New Energy Holding and CSI Luoyang Manufacturing, were once HNTEs and enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2021, only Suzhou Sanysolar Materials Technology Co., Ltd, Changshu Tegu New Material Technology Co., Ltd, CSI New Energy Development (Suzhou) Co., Ltd (formerly known as Suzhou Gaochuangte New Energy Development Co., Ltd), and Changshu Tlian Co., Ltd were HNTEs and enjoyed preferential enterprise income tax rates.

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

Under applicable PRC laws, rules and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011 and amended on December 29, 2018, the Rules on Implementing the Social Insurance Law issued by Ministry of Human Resource and Social Security and effective as of July 1, 2011, the Interim Regulations on the Collection and Payment of Social Security Funds promulgated by the State Council and effective as of January 22, 1999, as amended in 2019, the Interim Measures Concerning Maternity Insurance promulgated by the Ministry of Labor and effective as of January 1, 1995, the Regulations on Occupational Injury Insurance promulgated by the State Council and effective as of January 1, 2004 and amended on December 20, 2010, and the Regulations on the Administration of Housing Accumulation Funds promulgated by the State Council and effective as of April 3, 1999, as amended on March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to remediate on payments within a stipulated time period.

C	Organizational Structure

The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest, as of February 28, 2022.

	Place of	Ownership
Name of entity	incorporation	interest
Canadian Solar Solutions Inc.	Canada	100%
Canadian Solar O and M (Ontario) Inc.	Canada	100%
Recurrent Energy, LLC	USA	100%
Canadian Solar UK Projects Ltd.	United Kingdom	100%
Canadian Solar Projects K.K.	Japan	100%
Canadian Solar New Energy Holding Company Limited	Hong Kong	100%
Canadian Solar Netherlands Cooperative U.A.	Netherlands	100%
Canadian Solar Energy Singapore Pte Ltd.	Singapore	100%
Canadian Solar Energy Holding Singapore Pte. Ltd.	Singapore	100%
Canadian Solar Brasil I Fundo De Investimento Em Participacoes	Brazil	100%
Canadian Solar Construction (Australia) Pty Ltd	Australia	100%
Canadian Solar Investment Management Pty Ltd	Australia	100%
FieldFare Argentina S.R.L.	Argentina	100%
CSI Energy Project Technology (SuZhou) Co., Ltd.	PRC	100%
CSI Solar Co., Ltd.	PRC	79.59%
CSI New Energy Holding Co., Ltd.	PRC	100	%*
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100	%*
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100	%*
CSI Cells Co., Ltd.	PRC	100	%*
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	100	%*
CSI Solar Manufacturing (Funing) Co., Ltd.	PRC	100	%*
Changshu Tegu New Material Technology Co., Ltd.	PRC	100	%*
Changshu Tlian Co., Ltd.	PRC	100	%*
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100	%*
CSI New Energy Development (Suzhou) Co., Ltd.	PRC	90	%*
CSI Electricity Sales (JiangSu) Co., Ltd.	PRC	100	%*
CSI Modules (DaFeng) Co., Ltd.	PRC	57.4197	%* **
CSI Cells (Yancheng) Co., Ltd.	PRC	73.2063	%* ***
CSI New Energy Technology (Zhejiang) Co., Ltd.	PRC	100	%*
Canadian Solar Sunenergy (Jiaxing) Co. Ltd. (formerly known as CSI Modules (Jiaxing) Co., Ltd.)	PRC	100	%*
Canadian Solar Photovoltaic Technology (Luoyang) Co., Ltd	PRC	100	%*
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.999996	%*
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam	100	%*
Canadian Solar (USA) Inc.	USA	100	%*
Canadian Solar EMEA GmbH	Germany	100	%*
Canadian Solar Japan K.K.	Japan	100	%*
Canadian Solar International Limited	Hong Kong	100	%*
Canadian Solar South East Asia Pte. Ltd.	Singapore	100	%*
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil	100	%*
Canadian Solar SSES (US) Ltd.	USA	100	%*
Canadian Solar SSES (UK) Ltd	United Kingdom	100	%*

*

Significant subsidiaries within the scope of CSI Solar are held through CSI Solar Co., Ltd. of which CSI holds 79.59% equity rights of CSI Solar Co., Ltd. Such equity right percentage may differ when calculated on different bases of accounting, e.g. PRC GAAP.

**

Canadian Solar Manufacturing (Changshu) Inc. holds 46.73% equity rights of CSI Modules (DaFeng) Co., Ltd., a limited partnership fund, of which Canadian Solar Manufacturing (Changshu) Inc. holds 20% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Co., Ltd. holds 0.067% shares as a general partner, holds 53.27% equity rights of CSI Modules (DaFeng) Co., Ltd.

***

CSI Cells Co., Ltd. holds 57.13% equity rights of CSI Cells (Yancheng) Co., Ltd., a limited partnership fund, of which CSI Cells Co., Ltd. holds 37.33% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Co., Ltd. holds 0.17% shares as a general partner, holds 42.87% equity rights of CSI Cells (Yancheng) Co., Ltd.

D	Property, Plants and Equipment

The following is a summary of our material properties, including information on our manufacturing facilities and office buildings as of the date of this annual report on Form 20-F:

●	Canadian Solar Sunenergy (Baotou) Co., Ltd. have obtained the land use right of a piece of land in Baotou of Inner Mongolia of approximately 224,997 square meters, on which we have built poly ingots manufacturing facilities with a floor area of approximately 18,000 square meters. The production of poly ingots manufacturing has commenced since May 2017. We have also started the construction of other facilities producing mono ingots with a floor area of approximately 93,415 square meters on the same land.
●	CSI Solar Technology (Xining) Co., Ltd. have obtained a land use right of a piece of land in Xining of Qinghai province of approximately 200,000 square meters in May 2021. We have obtained land use right certificate in July, 2021. We plan to build total of 185,000 square meters (Phase I & Phase II) manufacturing facility on such land. We are building phase I manufacturing facility of 107,000 square meters at present, expect to obtain property ownership certificate of phase I by the end of 2022.
●	CSI Luoyang Manufacturing has a land use right to a piece of land of approximately 35,345 square meters in Luoyang (Phase I), on which we have built manufacturing facilities of approximately 6,761 square meters. The certificates for property ownership were granted in June 2008. In the same year of 2008, CSI Luoyang Manufacturing obtained the land use right to a piece of land adjacent of approximately 79,685 square meters (Phase II), on which we have built manufacturing facilities of approximately 29,811 square meters. The floor area of Phase II is approximately 29,811 square meters. The certificates for property ownership were granted in September 2013. Subsequently in 2016, CSI Luoyang Manufacturing obtained the land use right to another piece of land of 159,961 square meters (Phase III), on which we have constructed manufacturing facilities with the floor area of approximately 38,955 square meters. We obtained the certificates for property ownership of Phase III in March 2018.
●	CSI Wafer (Fu Ning) Co., Ltd. which was founded in November, 2017, have leased 3 manufacturing facilities located at No. 9, Jichao Road, Funing Development Zone, with a floor area of 24,016.7 square meters in total for four years since April 2021. Such leased facilities has completed equipment installation and started production in June 2021.
●	CSI Solar Manufacturing (Funing) Co., Ltd. (formerly known as “CSI Solar Manufacturing (Yan Cheng) Inc.”) has leased the cell manufacturing facilities of approximately 26,921 square meters on a piece of land of approximately 66,667 square meters (Phase I) since 2015. It has the right and expects to purchase these facilities and obtain the property ownership and land use right by the end of 2022. In 2016, CSI Solar Manufacturing (Funing) obtained the land use right to a piece of land of approximately 133,333 square meters (Phase II and Phase III), on which we have built cell manufacturing facilities with a total floor area of approximately 26,097.42 square meters. The commercial operations have commenced since then and we obtained the certificates for property ownership of Phase II and Phase III cell manufacturing facilities in August 2018. In 2017, CSI Solar Manufacturing (Funing) obtained the land use right of approximately 33,664 square meters for the construction of Phase IV facilities, on which and former land, we are building manufacturing facilities with a total floor area of approximately 60,259.01 square meters and has obtain the certificate of property ownership on March 11’2022 which consists of a consolidated land use right of phase II and phase III with 166,997.27 square meters and all built facilities of 86,356.43 square meters.
●	CSI Cells has the land use right to a piece of land of approximately 65,661 square meters in Suzhou. We completed the construction of our first solar cell manufacturing facilities of 14,077 square meters (Phase I) on this site in the first quarter of 2007 and subsequently obtained the certificate of property ownership. The Phase II cell manufacturing facilities, with 30,102 square meters of workshop space, were completed in 2009. The Phase III cell manufacturing facilities, with a total floor area of approximately 21,448 square meters of manufacturing and office space, were completed in August 2011. We obtained the certificates of property ownership for Phase II and Phase III in September 2019. CSI Cells merged with CSI Solar New Energy (Suzhou) Co., Ltd. in 2012, and obtained the land use right to another piece of land of approximately 10,000 square meters in Suzhou and the certificate of property ownership for approximately 4,833 square meters of floor area. In 2020, CSI Cells Co., Ltd. merged with Canadian Solar Sunenergy (Suzhou) Co., Ltd. and obtained the land use right to a piece of land of approximately 60,000 square meters and owns the module manufacturing facility thereon with a floor area of 28,355 square meters, which commenced production in the first quarter of 2017.
●	CSI Cells (Yancheng) Co., Ltd. has the land use right to a piece of land of approximately 133,857 square meters (Phase I) located in National Yancheng Economic Technical Development Zone of Yancheng City. The floor area of cell manufacturing facilities (Phase I) is approximately 62,910.15 square meters. A part of the cell manufacturing facilities has completed construction and commenced operations since September 2018 and the entire Phase I facilities commenced operations in May 2019. In the same year of 2019, we made an advanced payment to purchase the Phase II land of approximately 64,436 square meters and have obtained the land use right in September 2020.

●	CSI Changshu Manufacturing has the land use right to two pieces of land of approximately 40,000 square meters and 180,000 square meters, respectively, in Changshu, on which we have built manufacturing facilities with a total floor area of approximately 164,771 square meters. We have obtained certificates of property ownership for all of CSI Changshu Manufacturing’s facilities.
●	CSI Modules (DaFeng) Co., Ltd. obtained the land use right to a piece of land of 200,006 square meters in Yan-Cheng Da-Feng Economic Development District in 2017. The module production facility of 78,133 square meters (Phase I) completed construction and the production began in September 2018. We obtained the certificate of property ownership for Phase I in January 2020. On the same piece of land, we have built manufacturing facilities with a total floor area of approximately 67,374 square meters (Phase II) in May 2021, and obtained the certificate of property ownership in 2021.
●	Canadian Solar Sunenergy (Jiaxing) Co. Ltd. (formerly known as CSI Modules (JiaXing) Co., Ltd.) obtained the land use right to a piece of land of 165,057 square meters in 2018. On which we have constructed manufacturing facilities with the floor area of approximately 124,576 square meters (Phase I) by the end of 2020, and is building a manufacturing facility with floor area of approximately 100,935 square meters (Phase II) at present.
●	Canadian Solar Sunenergy (Su Qian) Co., Ltd. has leased approximately 182,892 square meters of manufacturing facilities for four years in Su Qian City, Jiang Su Province commencing from Nov 28, 2020. Half of the facility has been started in production by the end of 2020.
●	In Thailand, Canadian Solar Manufacturing (Thailand) Co., Ltd. has a land of 179.2 Rai (286,732 square meters) with the ownership certificate obtained. A module manufacturing facility of 29,723 square meters and a cell manufacturing facility of 19,139 square meters were built and the production commenced in the third quarter of 2016 and in April 2017, respectively. The construction of another cell manufacturing facility with a floor area of 18,100 square meters and a module manufacturing facility with a floor area of 15,460 square meters were completed and the production commenced in the third quarter of 2019.
●	In Vietnam, we lease approximately 15,784 square meters of manufacturing facilities in Haiphong City, Vietnam since 2015 and have renewed for another three years commencing August 7, 2018. The production has begun since 2016.

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

ITEM 4A   UNRESOLVED STAFF COMMENTS

None.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of 2019 and 2020 items and year-over-year comparisons between 2020 and 2019 that are not included in this annual report on Form 20-F, refer to “Item 5. —Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2020, that was filed with the Securities and Exchange Commission on April 19, 2021.

In November 2021, we completed the transfer of the China Energy business from CSI Solar to the Global Energy segment to avoid any potential competition between us and our CSI Solar subsidiary, as part of the CSI Solar carve-out listing process. The scope of the transfer includes all of the project development and ownership business in China. Refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” for further details.

A	Operating Results

Factors Affecting Our Results of Operations

The most significant factors that affect our financial performance and results of operations are:

●	solar power products pricing;
●	costs of silicon raw materials and solar ingots, wafers and cells relative to the selling prices of modules;

●	government subsidies and the availability of financing for solar and battery storage projects;
●	industry and seasonal demand;
●	impact of assets impairment;
●	solar and battery storage project development and sale;
●	antidumping, countervailing and other duty costs and true-up charges; and
●	foreign exchange.

Solar Power Products Pricing

Before 2004, all of our net revenues were generated from sales of specialty solar modules and products. In 2004, we began selling standard solar modules. In 2020, we generated 79.1% of our net revenues from our CSI Solar segment and 20.9% from our Global Energy segment. In 2021, we generated 78.7% of our net revenues from our CSI Solar segment and 21.3% from our Global Energy segment.

Our standard solar modules are priced based on the actual flash test result or the nameplate capacity of our modules, expressed in watts-peak. The actual price per watt is affected by overall demand for modules in the solar power market and increasingly by the total power of the module. Higher-powered modules usually command slightly higher prices per watt.

We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with the customer and the costs of silicon raw materials and solar ingots, wafers and cells. During the first few years of our operations, the average selling price for standard solar modules rose year-over-year across the industry, primarily because of high demand. During the period from 2004 to 2008, the average selling price of our standard solar modules ranged from $3.62 to $4.23. Following a price peak in the third quarter of 2008, the industry-wide average selling price of standard solar modules has declined sharply as competition increased. In 2018, 2019 and 2020, the average selling price of our standard solar modules was approximately $0.34, $0.29 and $0.25 per watt, respectively; in 2021, it increased to approximately $0.28 per watt. Despite the increase in 2021, we expect the averaging selling price of our standard solar modules to continue to decline, albeit at a more moderate rate.

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

Government Subsidies and the Availability of Financing for Solar and Battery Storage Projects

Over the past few years, the cost of solar energy has declined and the industry has become less dependent on government incentives. However, governments in some of our largest markets have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the United States and a number of the states of the European Union (including, but not limited to, Italy, France, Germany, Spain and Poland) continue to provide incentives and policy support schemes for investments in solar power that will directly benefit the solar industry. We believe that the near-term growth of the market still depends in large part on the availability and size of such government subsidies and economic incentives.

For a detailed discussion of the impact of government subsidies and incentives, possible changes in government policy and associated risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.” and “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers.”

For a detailed discussion of the impact of the availability and cost of debt or equity for solar and battery storage projects and our customers’ ability to finance the purchase of our products or to construct solar and battery storage projects, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power and battery storage products and services, hamper our expansion and materially affect our results of operations.”

Industry and Seasonal Demand

Our business and revenues depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has only started to grow significantly in the past few years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power and battery storage products and services may decline, which may reduce our revenues and earnings.” Industry demand is affected by seasonality. Demand tends to be lower in winter, when adverse weather conditions can complicate the installation of solar power systems, thereby decreasing demand for solar modules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.”

Impact of Assets Impairment

For our property, plant and equipment, investments in affiliates, and project assets, if their fair value is less than their carrying value or their carrying value cannot be recoverable, we need to record an impairment loss. We had impairment loss of $36.3 million and $23.2 million for our property, plant and equipment, investments in affiliates, and project assets in 2020 and 2021, respectively.

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

Solar and Battery Storage Project Development and Sale

Revenues generated from our Global Energy segment accounted for 20.9% and 21.3% of our net revenues in 2020 and 2021, respectively. The majority of these revenues came from the sale of solar and battery storage projects. We intend to monetize the majority of our current portfolio of solar power plants in operation that have an estimated resale value of approximately $260 million as of January 31, 2022. We also intend to monetize certain of our projects before they reach COD. Our revenues from the Global Energy segment are affected by the timing of the completion and sale of solar and battery storage projects. See “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Global Energy Segment—Solar Project Development” for a description of the status of our solar and battery storage projects.

Solar and battery storage project development and sale involve numerous risks and uncertainties. For a detailed discussion of these risks and uncertainties, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our future success depends partly on our ability to expand the pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.”

Antidumping, Countervailing and Other Duty Costs and True-up Charges

In 2021, we booked the benefits of antidumping and countervailing duty provision reversals of $38.3 million, primarily associated with prior years’ module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

We have been in the past, and may be in the future, subject to antidumping and countervailing duty rulings and orders. In particular, we have been subject to antidumping and countervailing duty rulings in the U.S., the EU,  and Canada and have, as a result, been party to lengthy proceedings related thereto. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” The U.S., EU and Canada are important markets for us. Ongoing proceedings relating to, and the imposition of any new, antidumping and countervailing duty rulings and orders or safeguard measures in these markets may result in additional costs to us and/or our customers.

Foreign Exchange

The majority of our sales in 2021 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars, South African rand and Canadian dollars. The majority of our costs and expenses in 2021 were denominated in Renminbi, primarily related to purchases of solar cells and wafers and silicon and other raw materials, including PV glass, aluminum, silver metallization paste, solar module back sheet, ethylene vinyl acetate, encapsulant, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Australian dollars and Euros. The majority of our cash and cash equivalents and restricted cash is denominated in Renminbi. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.”

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

In July 2020, we reached a strategic decision to pursue a listing of our subsidiary, CSI Solar, in China. The scope of the transfer includes all of the project development and ownership business in China. From November 2021, we completed the transfer of the China Energy assets from CSI Solar to the Global Energy segment to avoid any potential competition between ourselves and our CSI Solar subsidiary, as part of the CSI Solar carve-out listing process. As a result, we report our financial performance, including revenue, gross profit and income from operations, based on the following two reportable business segments:

●	Global Energy, which includes all of our global project development activities for both solar and battery storage project development. The Global Energy segment develops both stand-alone solar and stand-alone battery storage projects, as well as hybrid solar plus storage projects. Its monetization strategies vary between develop-to-sell, build-to-sell, and build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, and minimizing capital risk.
●	CSI Solar, which consists of solar module manufacturing and total system solutions, including inverters, solar system kits and EPC services. The CSI Solar segment also includes our battery storage integration business, delivering bankable, end-to-end, turnkey battery storage solutions for utility scale, commercial and industrial, and residential applications. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

The distinction of the two battery storage businesses is that the former, Global Energy, is in the project development business, including sourcing land, interconnection, structuring power purchase agreements and other permits and requirements for battery storage projects, whereas the latter, CSI Solar, is in the system integration business, delivering turnkey battery storage technology solutions.

Comparative period financial information for 2019 by reportable business segment in this annual report has been recast to conform to current presentation.

Impact of COVID-19

The COVID-19 pandemic has continued to pose significant challenges to many aspects of our business, including our operations, customers, suppliers and projects. Global commerce generally has been negatively affected due to travel restrictions, disruptions of global supply chain, shipping and logistics systems, quarantines, and other measures taken by governments. Near-term global economic growth has also been adversely impacted. As a result, investors may have a reduced appetite for equity investment in the near term; credit markets may become unsettled in the near term; and project installation activities may see delays. In addition, lockdowns may impact the rooftop installation market. The COVID-19 situation remains fluid, and we will continue to monitor it closely to assess the potential impacts.

We continue to take mitigation strategies to reduce the adverse impact of COVID-19 to our business. For our module and beyond-pure-module business, we closely monitor market changes; secure orders by leveraging our channel strength and brand loyalty; adjust production plans by, for example, increasing the amount of “build-to-order” production and reducing “build-to-stock” production; tightening credit controls to reduce potential credit losses; and accelerating R&D and product development to improve our product offerings ahead of an eventual market recovery. For our Global Energy business, we closely monitor market changes; intend to increase NTP and COD sales; renegotiate PPA execution dates; leverage our global footprint to ensure access to financing; start construction on critical projects to sell later; and accelerate storage projects that do not require ITC. We will continue to monitor and adhere to the policies, lockdowns, restrictions, and preventive measures implemented by the various government authorities, as well as general movement restrictions, social distancing and other measures imposed to slow the spread of COVID-19.

We will also continue to monitor and adhere to the policies, lockdowns, restrictions, and preventive measures implemented by the various government authorities, as well as general movement restrictions, social distancing and other measures imposed to slow the spread of COVID-19.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry-We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.” for further discussion.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

CSI Solar Segment

Revenues generated from our CSI Solar segment accounted for 79.1% and 78.7% of our net revenues in 2020 and 2021, respectively. Our revenues from our CSI Solar segment are affected primarily by average selling prices per watt and unit volumes shipped of modules, both of which depend on product supply and demand. Our revenues from sales to customers are recorded net of estimated returns.

Global Energy Segment

Revenues generated from our Global Energy segment accounted for 20.9% and 21.3% of our net revenues in 2020 and 2021, respectively. Our revenues from our Global Energy segment are affected primarily by the timing of the completion and sale of solar and battery storage projects. See “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Global Energy Segment— Battery Storage Project Development” for a description of the status of our Solar and battery storage projects.

Revenue recognition for our Global Energy segment is not necessarily linear in nature due to the timing of when all relevant revenue recognition criteria for the sale of our solar and battery storage projects have been met. During 2021, our Global Energy segment recognized $1,064.2 million of revenue from the sale of solar and battery storage projects. Our revenue recognition policies for the Solar and battery storage projects development are described in “—Critical Accounting Estimates—Revenue.”

Cost of Revenues

CSI Solar Segment

The cost of revenues of our CSI Solar segment consists primarily of the costs of:

●	solar cells;
●	silicon wafers;
●	high purity and solar grade silicon materials;
●	materials used in solar cell production, such as metallic pastes;
●	other materials for the production of solar modules such as glass, aluminum frames, ethylene vinyl acetate (“EVA”), an encapsulant used to seal the module, junction boxes and polymer back sheets;
●	lithium iron phosphate battery cell;
●	production labor, including salaries and benefits for manufacturing personnel;
●	warranty costs;

●	overhead, including utilities, production equipment maintenance, share-based compensation expenses for restricted share units and options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our solar power products;
●	depreciation and amortization of manufacturing equipment and facilities, which are increasing as we expand our manufacturing capabilities;
●	operation and maintenance costs;
●	solar project EPC services; and
●	antidumping, countervailing and other duty costs and true-up charges.

Before 2009, we typically sold our standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In 2009, we increased our guarantee for defects in materials and workmanship to six years. In 2011, we increased our guarantee for defects in materials and workmanship to ten years. In 2019, we increased our guarantee for defects in materials and workmanship up to twelve years and we warrant that, for a period of 25 years, our standard polycrystalline modules will maintain the following performance levels:

●	during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output;
●	from the second year to the 24th year, the actual annual power output decline of the module will be no more than 0.7%; and
●	by the end of the 25th year, the actual power output of the module will be no less than 80.7% of the labeled power output.

We have provided warranty against decline in performance for our bifacial module and double glass module products for 30 years.

In resolving claims under the workmanship guarantee, we have the option of remedying the defect through repair, refurbishment or replacement of equipment. In resolving claims under the performance warranty, we have the right to repair or replace solar modules at our option.

We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be subject to unexpected warranty and product quality expenses that may not be adequately covered by our insurance policies.”

We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. We currently take a 1% warranty provision against our revenue for sales of solar power products.

We have entered into agreements with a group of insurance companies with high credit ratings to back up a portion of our warranties. Under the terms of the insurance policies, which are designed to match the terms of our solar module product warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. The warranty insurance is renewable annually. See “—Critical Accounting Estimates—Warranty Costs.”

In 2021, we booked the benefits of antidumping and countervailing duty provision reversals of $38.3 million, primarily associated with prior years’ module sales based on the updated rates arising from the administrative reviews carried out by the U.S. Department of Commerce.

Global Energy Segment

The cost of revenues of our Global Energy segment consists primarily of the costs of:

●	acquiring solar and battery storage projects;
●	acquiring and developing solar and battery storage project sites, including interconnection fees and permitting costs;
●	interest capitalized for solar and battery storage projects during construction period;
●	operating and maintaining solar power plants, including depreciation of solar power plants; and
●	impairment of project assets.

For solar and battery storage projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering design, installation and construction under normal use, operation and service conditions for a period of up to ten years following the energizing of the solar project. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have entered into similar workmanship warranties with our suppliers to back up our warranties. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties.

Before commissioning solar and battery storage projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases for solar projects, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price.

Gross Profit/Gross Margin

Our gross profit is affected by a number of factors, including the success of and contribution from both of our operating segments, the average selling price of our solar power products, our product mix, loss on firm purchase commitments under long-term supply agreements, our ability to cost-effectively manage our supply chain, the timing of completion of construction of our solar and battery storage projects, the timing and pricing of project sales and financing.

Operating Expenses

Our operating expenses include selling and distribution expenses, general and administrative expenses, research development expenses and other operating income, net. Our operating expenses increased in 2020 and 2021. We expect our operating expenses to increase as our net revenues grow in the future.

Selling and Distribution Expenses

Selling and distribution expenses consist primarily of salaries and benefits, transportation and customs expenses for delivery of our products, sales commissions for our sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling and distribution expenses increased in 2020 and 2021. We expect that as we increase our sales volumes in the future, our selling and distribution expenses will increase as we incur more transportation costs, hire additional sales personnel, target more markets, launch more products, and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, insurance fees and impairment of long-lived assets. Our general and administrative expenses decreased in 2020 and increased in 2021.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and our silicon reclamation program. In 2020 and 2021, our research and development expenses accounted for 1.3% and 1.1%, respectively, of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

Other Operating Income, Net

Other operating income, net, primarily consists of gains or losses on disposal of solar power systems and property, plant and equipment, government grants received, and insurance claims on weather-related project damages.

Share-based Compensation Expenses

Under our share incentive plan, as of December 31, 2021, we had outstanding:

●	26,291 stock options; and

●	116,500 restricted shares; and
●	3,335,303 restricted share units.

For a description of the stock options, restricted share units and restricted shares granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We recognize share-based compensation to employees as expenses in our statement of operations based on the fair value of the equity awards on the date of the grant. The compensation expense is recognized over the period in which the recipient is required to provide services in exchange for the equity award.

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

For the year ended December 31, 2021, we recorded share-based compensation expenses of $8.8 million, compared to $12.4 million for the year ended December 31, 2020. We have allocated these share-based compensation expenses to our cost of revenues, selling and distribution expenses, general and administrative expenses and research and development expenses, depending on the job functions of the individuals to whom we granted the options and restricted share units.

The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amounts and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2020		2021

	(In thousands of $, except for percentages)
Share‑based compensation expenses included in:
Cost of revenues	1,270	10.3%	1,044	11.9%
Selling and distribution expenses	1,961	15.9%	2,284	25.9%
General and administrative expenses	8,343	67.5%	4,878	55.4%
Research and development expenses	776	6.3%	602	6.8%
Total share‑based compensation expenses	12,350	100.0%	8,808	100.0%

We expect to incur additional share-based compensation expenses as we expand our operations and complete the STAR Listing.

Interest Expense

Interest expense consists primarily of interest incurred with respect to our short and long-term borrowings from banks and other lenders, and the convertible senior notes issued by us in September 2020.

Gain (Loss) on Change in Fair Value of Derivatives

We have entered into foreign currency derivatives to hedge part of the risks of our expected cash flows, mainly in Renminbi, Brazilian reals, Euros, Canadian dollars and South African rand, commodity hedge to manage part of risks of rising raw material costs, and interest rate swap to hedge the part of risks of floating interest rate. In 2020, we had a gain on the change in fair value of derivatives of $50.0 million, which included a $51.2 million gain on change in fair value of foreign currency derivatives and a $1.2 million loss in change in fair value of interest rate swap. In 2021, we had a gain on the change in fair value of derivatives of $23.8 million, which included a $22.8 million gain on change in fair value of foreign currency derivatives and a $1.0 million gain in change in fair value of commodity hedge.

Income Tax Benefit (Expense)

We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

We are governed by the BCBCA and are registered to carry on business in Ontario and British Columbia. This subjects us to Canadian federal, Ontario provincial and British Columbia provincial corporate income taxes. Our combined tax rate was 26.5% for each of the years ended 2020 and 2021.

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. Certain of our PRC subsidiaries, such as CSI New Energy Holding and CSI Luoyang Manufacturing, once enjoyed preferential enterprise income tax rates. These benefits have, however, expired. In 2021, only Suzhou Sanysolar Materials Technology Co., Ltd, Changshu Tegu New Material Technology Co., Ltd, CSI New Energy Development (Suzhou) Co., Ltd (formerly known as Suzhou Gaochuangte New Energy Development Co., Ltd) and Changshu Tlian Co., Ltd enjoyed preferential enterprise income tax rates.

Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent such interest or dividends have their sources within the PRC. In prior years, we assumed all of the undistributed earnings of our PRC subsidiaries to be indefinitely reinvested in China, and, consequently, we have made no provision for withholding taxes for those amounts.

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

	For the year ended December 31,
	2020		2021

	(in thousands of $, except percentages)
Net revenues	$3,476,495	100.0%	5,277,169	100.0%
CSI Solar segment	3,105,044	89.3%	4,371,603	82.8%
Global Energy segment	726,167	20.9%	1,124,083	21.3%
Elimination	(354,716)	(10.2)%	(218,517)	(4.1)%
Cost of revenues	2,786,581	80.2%	4,367,857	82.8%
CSI Solar segment	2,496,153	71.8%	3,689,126	69.9%
Global Energy segment	577,052	16.6%	930,099	17.6%
Elimination	(286,624)	(8.2)%	(251,368)	(4.8)%
Gross profit	689,914	19.8%	909,312	17.2%
CSI Solar segment	608,891	17.5%	682,477	12.9%
Global Energy segment	149,115	4.3%	193,984	3.7%
Elimination	(68,092)	(2.0)%	32,851	0.6%
Operating expenses:
Selling and distribution expenses	224,243	6.5%	398,650	7.6%
General and administrative expenses	225,597	6.5%	308,942	5.9%
Research and development expenses	45,167	1.3%	58,407	1.1%
Other operating income, net	(25,523)	(0.7)%	(47,068)	(0.9)%
Total operating expenses	469,484	13.5%	718,931	13.6%
Income from operations	220,430	6.3%	190,381	3.6%
Other income (expenses)
Interest expense	(71,874)	(2.1)%	(58,153)	(1.1)%
Interest income	9,306	0.3%	11,051	0.2%
Gain on change in fair value of derivatives, net	50,001	1.4%	23,785	0.5%
Foreign exchange loss	(64,820)	(1.9)%	(47,234)	(0.9)%
Investment income (loss)	(8,559)	(0.2)%	18,634	0.4%
Other expenses, net	(85,946)	(2.5)%	(51,917)	(1.0)%
Income before income taxes and equity in earnings of unconsolidated investees	134,484	3.9%	138,464	2.6%
Income tax benefit (expense)	1,983	0.1%	(35,844)	(0.7)%
Equity in earnings of unconsolidated investees	10,779	0.3%	7,256	0.1%
Net income	147,246	4.2%	109,876	2.1%
Less: Net income attributable to non‑controlling interests	543	0.0%	14,628	0.3%
Net income attributable to Canadian Solar Inc.	146,703	4.2%	95,248	1.8%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues. Our total net revenues increased $1,800.7 million, or 51.8%, from $3,476.5 million in 2020 to $5,277.2 million in 2021. The increase was primarily due to higher solar module shipments recognized in revenue from 10.3 GW to 14.3 GW, an increase in the average selling price of our solar modules, an increase in revenue contribution in battery storage solutions and increased sale of solar and battery storage projects. Revenue contribution from Americas region increased from 35.1% in 2020 to 43.2% in 2021, Asia region decreased from 46.6% in 2020 to 40.5% in 2021, and Europe and others region decreased from 18.3% in 2020 to 16.3% in 2021.

●	CSI Solar Segment. Revenues increased by 40.8% from $3,105.0 million in 2020 to $4,371.6 million in 2021. Solar modules revenues was $2,703.4 million in 2020 and $3,546.8 million in 2021, increased by 31.2%, of which 22.1% was attributable to an increase in volume of shipments and 9.1% was attributable to an increase in the average selling price of our solar modules. Our solar system kits revenues increased by 91.6% from $157.7 million in 2020 to $302.1 million in 2021. Our battery storage solutions business revenues significantly increased 2,718.8% from $7.9 million in 2020 to $222.7 million in 2021. Our China Energy and EPC sales increased by 2.0% from $175.4 million in 2020 to $178.8 million in 2021. Our other revenues 99.7% increase from $60.7 million in 2020 to $121.2 million in 2021, primarily related to an increase in solar materials sale.

Our solar module shipments recognized in revenue for 2021 were 14.3 GW, an increase of 25.6% from 11.4 GW for 2020. Within these shipments, 0.9 GW and 1.1 GW represented sales to Global Energy segment in 2021 and 2020, respectively. The increase was primarily due to an increase in sales in our key geographical regions, particularly the Americas region where sales increased by 0.7 GW to 4.5 GW for 2021, from 3.8 GW for 2020, driven by higher shipments to U.S. and Brazilian customers. Shipments to Asian region increased by 1.6 GW to 6.6 GW for 2021, from 5.0 GW for 2020. Shipments to European and other regions increased by 0.6 GW.

The average selling price of our solar modules increased from $0.25 per watt in 2020 to $0.28 per watt in 2021. The increase was primarily due to higher raw material and supply chain costs, coupled with an increase in global solar installations.

●	Global Energy Segment. Revenues increased by $397.9 million, or 54.8%, from $726.2 million in 2020 to $1,124.1 million in 2021. This increase was primarily due to an increase in sales of solar and battery storage projects.

The increase in revenues was primarily due to a $372.9 million increase in sales in the U.S., a $44.6 million increase in sales in Japan and a $44.0 million increase in sales in Australia, partially offset by a decrease of $72.9 million in sale in Canada.

Cost of Revenues. Our total cost of revenues increased $1,581.3 million, or 56.7%, from $2,786.6 million in 2020 to $4,367.9 million in 2021. The increase was primarily due to higher solar module shipments and higher raw material and supply chain costs in our manufacturing operations, as well as an increase in cost of revenues related to solar and battery storage project sales. Total cost of revenues as a percentage of total net revenues increased from 80.2% in 2020 to 82.8% in 2021.

●	CSI Solar Segment. Cost of revenues increased by $1,192.9 million, or 47.8%, from $2,496.2 million in 2020 to $3,689.1 million in 2021. The increase was primarily due to increased solar module shipments and higher raw material and supply chain costs in our manufacturing operations. Our module manufacturing cost in China, including purchased polysilicon, wafers and cells, increased to $0.246 per watt in December 2021 from $0.219 per watt in December 2020.

For 2021, we recognized $38.3 million of reversal benefits from our provision for antidumping and countervailing duty, primarily associated with prior years’ module sales based on the updated rates arising from the administrative reviews carried out by the USDOC.

●	Global Energy Segment. Cost of revenues increased by $353.0 million, or 61.2%, from $577.1 million in 2020 to $930.1 million in 2021. The increase was primarily due to an increase in solar and battery storage project sales.

Gross Profit.  Our total gross profit increased by $219.4 million, or 31.8%, from $689.9 million in 2020 to $909.3 million in 2021. Our total gross margin decreased from 19.8% in 2020 to 17.2% in 2021.

●	CSI Solar Segment. Gross profit increased by $73.6 million, or 12.1%, from $608.9 million in 2020 to $682.5 million in 2021. Gross margin decreased from 19.6% in 2020 to 15.6% in 2021, primarily due to lower margin from solar module sale due to increased raw material and supply chain costs, and an increase in battery storage solutions sale which has a lower margin. These are partially offset by higher margin from an increase in solar module ASP as we passed through some of our increased costs to customers.
●	Global Energy Segment. Gross profit increased by $44.9 million, or 30.1% from $149.1 million in 2020 to $194.0 million in 2021. Gross margin decreased from 20.5% in 2020 to 17.3% in 2021, primarily due to increased sales of lower-margin solar and battery storage projects in the U.S. in 2021.

Operating Expenses.  Our operating expenses increased by $249.4 million, or 53.1%, from $469.5 million in 2020 to $718.9 million in 2021, primarily due to an increase in our selling and distribution expenses. Operating expenses as a percentage of our total net revenues increased from 13.5% in 2020 to 13.6% in 2021.

Selling and Distribution Expenses.  The increase of $174.4 million, or 77.8%, was primarily due to an increase of $182.1 million in shipping and handling expenses which was contributed by the increase in module shipment volume and higher transportation costs from logistics challenges during the year, partially offset by a decrease of $4.7 million in legal and consulting expenses, and a decrease of $4.1 million in insurance costs. Selling and distribution expenses as a percentage of our net total revenues increased from 6.5% in 2020 to 7.6% in 2021.

General and Administrative Expenses.  The increase of $83.3 million, or 36.9%, was primarily due to an increase of $33.8 million in depreciation expenses due to the accelerated depreciation of a production facility in China, $20.1 million in personnel cost, $14.5 million in legal and consulting costs, $10.0 million in contingency related to project assets, $5.3 million in financing charges and $3.3 million in lease expenses, partially offset by a decrease of $3.0 million in long-lived asset impairment charges. General and administrative expenses as a percentage of our total net revenues decreased from 6.5% in 2020 to 5.9% in 2021.

Research and Development Expenses.  The increase of $13.2 million, or 29.3%, was primarily due to increased research and development activities during 2021. Research and development expenses as a percentage of our total net revenues were 1.3% in 2020 and 1.1% in 2021. Refer to “C. Research and Development” for further details of our research and development activities.

Other Operating Income, Net.  Our other operating income, net, increased by $21.6 million, or 84.4% from $25.5 million in 2020 to $47.1 million in 2021. The increase was primarily due to an increase of $14.2 million in government grants, and a net gain on disposal of solar power system of $10.0 million.

Interest Expense, Net.  Our interest expense, net, decreased $15.5 million, or 24.7%, in 2021. Interest expense decreased by $13.7 million, or 19.1%, in 2021 primarily due to repayment of debt with higher interest rates, partially offset by interest expense from higher debt balance. Our debt balance increased to $2,341 million as of December 31, 2021 compared to $2,070 million as of December 31, 2020. Interest income increased by $1.8 million, or 18.8%, from $9.3 million in 2020 to $11.1 million in 2021.

Gain on Change in Fair Value of Derivatives, Net.  We recorded a gain of $23.8 million on change in fair value of derivatives in 2021, compared to a gain of $50.0 million in 2020. The gain recorded in 2021 was due to a gain of $22.8 million on change in fair value of foreign currency derivatives and a gain of $1.0 million on change in fair value of commodity hedge. The gain recorded in 2020 was due to a gain of $51.2 million on change in fair value of foreign currency derivatives and a loss of $1.2 million on change in fair value of interest rate swap.

Foreign Exchange Loss.  We recorded a foreign exchange loss of $47.2 million in 2021, compared to a foreign exchange loss of $64.8 million in 2020. The loss in 2021 was primarily due to the appreciation of Renminbi and Euros against the U.S. dollars.

Investment Income. We recorded investment income of $18.6 million in 2021, compared to investment loss of $8.6 million in 2020, primarily due to a gain in sale of investment in affiliates.

Income Tax Benefit (Expense).  We recorded an income tax expense of $35.8 million in 2021, compared to an income tax benefit of $2.0 million in 2020. The income tax expense in 2021 was primarily due to effect of higher tax jurisdictions such as Brazil and Australia, changes in valuation allowance and net operating losses in the U.S., and the effect of certain non-deductible items during the year.

Equity in Earnings of Unconsolidated Investees.  Our share of the earnings of unconsolidated investees was a net gain of $7.3 million and $10.8 million in 2021 and 2020, respectively.

Net Income Attributable to Non-Controlling Interest.  The net income attributable to non-controlling interest is the share of net income attributable to the interests of non-controlling shareholders in CSI Solar Co., Ltd and certain of our project companies in Mexico, Japan and Australia.

B	Liquidity and Capital Resources

As of December 31, 2021, we had $869.8 million in cash and cash equivalents and $564.5 million in restricted cash. Additionally, we had total outstanding contractual credit facilities of $3,357.0 million, of which $1,249.6 million were undrawn and available. We intend to fund our existing and future material cash requirements with our cash and cash equivalents, anticipated cash flow from operations and credit facilities. We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing credit facilities will be sufficient to meet our anticipated cash needs for at least the next 12 months, including our cash needs for working capital, capital expenditures, investment requirements, share repurchases, as well as debt service repayment obligations.  We may also from time to time seek to refinance our outstanding debt or retire or purchase our outstanding debt through cash purchases and exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities, or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions, or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be significant.

In 2020, we announced a RMB1.78 billion (approximately $261.3 million) capital raising for CSI Solar to qualify it for the planned carve-out IPO in China and bring in leading institutional investors and strategic partners. As a result, we received $224.6 million of share purchase proceeds in 2020. In 2021, we conducted an “at-the-market” offering program of common shares on Nasdaq, through which we sold 3,639,918 of our common shares and raised US$150.0 million in gross proceeds before deducting commissions and offering expense. Our future cash flows and working capital needs will depend on many factors.

We intend to expand our annual solar cell, wafer and ingot production capacity to meet expected growth in demand for our solar modules and remain competitive. As we invest in these expansions and in the acceleration of our high efficiency cell and wafer technology roadmap, we expect our near-term capital expenditures to be intensive compared to historical levels. The prepayment for future supply of raw materials and other components will continue to increase cash outflows in the near term. We made $260.1 million of prepayments to certain suppliers as of December 31, 2021, which might increase in amount if we encounter supply chain constraints or raw material shortages. While we require some customers to make partial prepayments which helped alleviate working capital needs, our customer prepayments have decreased from $189.5 million to $135.5 million as of December 31, 2020 and 2021, respectively.

Our energy business requires significant investment in project assets, solar power systems and investment in affiliates related to such assets. Furthermore, our focus on increasing our base of recurring revenue from retained assets and growing our pipeline of solar and battery storage projects is expected to require additional capital. The development time cycles of our solar and battery storage project development can vary substantially and take many years. As a result, we may need to make significant up front investments of resources before the collection of any cash from the sale or operation of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal and other expenses. We may have to use part of our existing bank facilities to finance the acquisition, development and construction of these solar and battery storage projects. We also rely on partners’ capital if the projects are not wholly owned by us. Depending on the size and number of solar and battery storage projects that we are developing and self financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our solar and battery storage projects which we are self financing could also impact our liquidity.

Cash Flows and Working Capital

As of February 28, 2022, we had contractual credit facilities of approximately $3,398.6 million, of which approximately $1,599.9 million has been drawn under borrowings and $529.6 million has been drawn under arrangements with banks including bank guarantees, letters of credit and short-term notes payable, and approximately $1,269.1 million was available for draw down upon demand. In addition, as of February 28, 2022, we also had uncommitted credit facilities of approximately $996.6 million, of which approximately $377.2 million has been drawn under borrowings and $363.4 million has been drawn under arrangements with banks including bank guarantees, letters of credit and short-term notes payable.

As of February 28, 2022, we had approximately $540.6 million of long-term borrowings, $331.7 million of long-term borrowings on project assets – current and $1,114.0 million of short-term borrowings. We enter into non-recourse financing that is designed to limit cross-default risk to us. Non-recourse debt used to finance solar projects was approximately $524.5 million as of February 28, 2022.

The long-term borrowings will mature during the period from the first quarter of 2023 to the first quarter of 2034 and bear interest ranging from 1.00% to 7.80% per annum. The long-term borrowings on project assets – current, have maturity dates ranging from the first quarter of 2023 to the first quarter of 2039, which are reclassified as current liabilities because these borrowings are associated with certain solar and battery storage projects that are expected to be sold in 2022. These borrowings bear interest ranging from 1.03% to 5.40% per annum.

The short-term borrowings will mature during the period from the first quarter of 2022 to the fourth quarter of 2022 and bear interest ranging from 0.00% to 5.66% per annum. The credit facilities contain no specific extension terms but, historically, we have been able to obtain new short-term borrowings with similar terms before they mature.

In 2016, we entered into a financing agreement with the Export Development Canada  (“EDC”), pursuant to which EDC agreed to provide bank guarantees or letters of credit of up to $100.0 million to support our global project development. Royal Bank of Canada and Toronto Branch of China Construction Bank Corporation serve as fronting banks for the facility. In July 2018, we renewed the agreement with EDC and increased the facility amount to $125.0 million with a more focused support for project development activities in North America, Latin America, Europe, Asia and Australia. Since September 2019, Credit Agricole Corporate and Investment Bank (Canada Branch) has joined as one of the fronting banks. In July 2020, the guarantee was renewed with an extended facility amount totaling $150.0 million.

In 2016, we obtained a syndicated three-year loan facility of JPY9.6 billion ($85.2 million) with Sumitomo Mitsui Banking Corporation (“SMBC”), acting as the lead arranger and 13 other participating financial institutions. The facility is unsecured and is guaranteed by us. The loan proceeds may be used to develop our solar project pipeline in Japan and for general corporate working capital purposes. In October 2020, the facility agreement was renewed with 11 participating financial institutions led by SMBC at a term of two years and a facility amount of JPY9.1 billion ($88.2 million). In September 2021, we further expanded the facility to JPY10 billion ($89.9 million).  This facility will mature in September 2024. As of February 28, 2022, the loan was fully drawn.

In 2017, we entered into a three-year credit agreement of JPY4.0 billion ($35.5 million) with Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a member of Sumitomo Mitsui Financial Group. The facility received commitments from five finance leasing institutions. In April 2019, we renewed the agreement with a syndicate of four finance leasing institutions led by SMFL and expanded the facility to JPY5.4 billion ($48.0 million). In September 2019, we further expanded the facility to JPY6.9 billion ($63.0 million) and the facility will mature in March 2022. In September 2021, we further expanded the facility to JPY7.2 billion ($64.2 million).  This facility will mature in September 2024. As of February 28, 2022, JPY2.1 billion ($17.9 million) was utilized for our solar projects in Japan.

In August 2019, we obtained a five-year syndicated credit facility of $188.0 million with the Siam Commercial Bank Public Company Limited (“SCB”), acting as the lead arranger and China Minsheng Banking Corporation Ltd, as one of the lenders. This facility is guaranteed by us. As of February 28, 2022, the facility was fully drawn to finance the construction of our solar cell and module manufacturing facilities in Thailand and the outstanding balance was $61.5 million. Under the same facility agreement, we obtained a working capital facility of THB3.5 billion ($106.7 million) from SCB to support the operations of our manufacturing company in Thailand and $99.0 million was drawn as of February 28, 2022.

In September and October 2019, Recurrent entered into two credit facilities with syndicated financial institutions led by Rabobank and Nomura Corporate Funding Americas, LLC. (“Nomura”), which agreed to provide financing of $123.7 million and $60.0 million, respectively. The proceeds from the credit facilities were available for purchasing solar modules and other eligible equipment that will allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit by satisfying the 5% safe harbor method outlined in the U.S. Internal Revenue Service (IRS) guidance notice. In August 2021, the Nomura loan was fully repaid.  The outstanding balance as of February 28, 2022 was $61.7 million and requires repayment by September 2024. The outstanding credit facility is secured by the solar modules and project assets, and is guaranteed by us.

In March 2020, we secured a bilateral revolving facility of €55.0 million ($61.7 million) with Intesa Sanpaolo to fund a 151 MWp portfolio of 12 solar projects in Italy, located across different municipalities in Sicily, Apulia and Lazio. As of February 28, 2022, no amounts were drawn on this facility.

In August 2020, Recurrent executed a $75.0 million development loan with Nomura. The loan facility leverages Recurrent’s strong existing pipeline to fund and is intended to accelerate our development activities of solar energy projects and battery storage projects in the U.S. and Canada and is guaranteed by us. In November 2021, the facility was renewed with an extended amount totaling $ 125.0 million that matures in November 2023. The outstanding credit facility is secured by the project assets and is guaranteed by us. As of February 28, 2022, the loan was fully drawn.

In September 2020, we completed an offering of $230.0 million in aggregate principal amount of 2.50% convertible senior notes, or the Notes. We received net proceeds of approximately $223.0 million from the offering, after deducting discounts, commissions and offering expenses. The Notes will mature on October 1, 2025.

In September 2020, we obtained a syndicated five-year non-recourse facility of AUD 289.4 million ($206.0 million) with Australia and New Zealand Banking Group Limited, or ANZ, acting as the facility agent and three other financial institutions, to finance the construction of the Suntop and Gunnedah solar projects in Australia. The facility is secured by project assets and will mature in 2025. As of February 28, 2022, the outstanding balance is $183.4 million.

In 2020, we established Japan Green Infrastructure Fund LP (“JGIF”), partnering with a business unit of Macquarie Group as a minority investor of JGIF to secure JPY22 billion ($213.2 million) of committed capital that will be used to develop, build and accumulate new solar projects in Japan.

In February 2021, we obtained a syndicated project finance loan facility of JPY24.5 billion with Nomura Capital Investment Co., Ltd. acting as lead arranger and 5 other participating financial institutions (Societe Generale, The Shizuoka Bank, Shinhan Bank, ING Bank and OCBC). The facility is for constructing our 100MWp Azuma Kofuji project in Japan. The project finance loan is secured by project assets and will mature in November 2023. As of February 28, 2022, the outstanding balance was $105.6 million.

In March 2021, we issued JPY8.1 billion ($73.2 million) of non-recourse green project bonds to construct 42.8 MW of projects in Japan. The project bonds are secured by project assets and will mature in 2039.

In March 2021, we secured a $70.0 million credit facility with HSBC to support our operations in China. The credit facility is guaranteed by CSI Solar Co., Ltd and will mature in March 2022. As of February 28, 2022, $18.6 million was drawn.

In April 2021, we established “CSFS Fund I”, a closed ended alternative investment fund of a similar nature to CSIF, in Italy. We intend to contribute new projects in 2022 and market to third party investors.

In April 2021, we entered into two credit facilities in the aggregate of RMB1,150.0 million ($177.8 million) with Bank of China. CSI Solar Co., Ltd. is the borrower or guarantor of these credit facilities. As of February 28, 2022, $49.3 million was drawn, and $26.6 million letter of guarantee was issued to support our manufacturing operations in China.

In May 2021, we secured a €50.0 million ($61.1 million) credit facility with Banco Santander, S.A. (“Santander”). The facility will support the project development in the EMEA region and is guaranteed by us. As of February 28, 2022, the outstanding balance was $35.2 million.

In July 2021, we closed a BRL500.0 million ($95.9 million) financing facility with BTG Pactual and Itaú BBA to support the equity contribution for the development and construction of our solar projects in Brazil. The facility is guaranteed by us. As of February 28, 2022, the outstanding balance was $23.3 million.

In August 2021, we signed a RMB600.0 million ($92.8 million) credit facility with China Merchants Bank. The credit facility is unsecured and is guaranteed by CSI Solar Co., Ltd. As of February 28, 2022, $60.7 million was drawn.

In November 2021, we entered into a RMB580.0 million ($90.9 million) long term loan facility with Shanghai Pudong Development Bank. The loan facility is secured by certain property, plant and equipment, is guaranteed by CSI Solar Co., Ltd and matures in November 2028. As of February 28, 2022, the outstanding balance was $16.4 million.

In November 2021, our indirectly wholly-owned subsidiary, Canadian Solar EMEA Capital Markets, S.A.U., registered in Spain a €100.0 million ($113.4 million) medium term note program in the Spanish multilateral trading facility (“MTF”) for debt securities (“MARF”). Any payment under the notes issued under the note program will be guaranteed by us. In December 2021, Canadian Solar EMEA Capital Markets, S.A.U. completed a €30.0 million ($34.1 million) green bond issuance due on December 2026 under the Euro MTF Program.

We often offer credit terms to our customers ranging from 30 days up to 90 days with advance payments ranging from 5% to 20% of the sale prices. These advances from customers amounted to $189.5 million and $135.5 million as of December 31, 2020 and 2021, respectively. We have increased and may continue to increase our credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance primarily by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2020	2021

	(in thousands of $)
Net cash used in operating activities	(120,541)	(408,254)
Net cash used in investing activities	(319,662)	(429,570)
Net cash provided by financing activities	823,501	614,071
Net increase (decrease) in cash, cash equivalents and restricted cash	434,295	(205,433)
Cash, cash equivalents and restricted cash at the beginning of the year	1,205,420	1,639,715
Cash, cash equivalents and restricted cash at the end of the year	1,639,715	1,434,282

Operating Activities

Net cash used in operating activities was $408.3 million in 2021, primarily due to increased working capital used in inventories as a result of higher raw material and supply chain costs, and increased working capital used in accounts receivable trade as we increased our revenue. These were partially offset by an increase in short-term notes payable and other liabilities.

Net cash used in operating activities was $120.5 million in 2020, primarily due to an increase of inventories which includes safe-harbor inventories increase in the U.S., and an increase in advances to suppliers due to expansion in manufacturing capacity. These were partially offset by an increase in other liabilities, an increase in notes payable, and a decrease in accounts receivable trade due to timing of collection.

We continue to maintain safe harbor inventories of $181.0 million and $163.1 million as of December 31, 2020 and 2021, respectively, that allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit.

Investing Activities

Net cash used in investing activities was $429.6 million in 2021, primarily due to payment of $410.2 million for purchase of property, plant and equipment and intangible assets, net of disposal, and investment in affiliates of $54.0 million, partially offset by $18.4 million proceeds from disposal of solar power systems.

Net cash used in investing activities was $319.7 million in 2020, primarily due to payments of $334.8 million for purchase of property, plant and equipment, and $17.8 million of investment in affiliates, partially offset by a $33.0 million of proceeds from disposal of investment in affiliates.

Financing Activities

Net cash provided by financing activities was $614.1 million in 2021, primarily due to net increase of $450.3 million in borrowings and net proceeds from issuance of common shares of $148.5 million in connection with our at-the-market equity offering program.

Net cash provided by financing activities was $823.5 million in 2020, primarily due to $313.7 million net increase in borrowings, $261.3 million of proceeds from issuance of and disposal to non-controlling interests, $222.8 million of proceeds from issuance of convertible notes, as well as subscription advances of $36.3 million relating to CSI Solar’s employee stock ownership plan (for additional information of the plan, see Note 1 to our consolidated financial statements, included herein).

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our long-term and short-term borrowings obligations, purchase obligations, convertible notes obligation, operating and finance lease obligations, financing liability obligations, and interest obligations related to our borrowings, convertible notes and financing liability.

Our purchase obligations arise in the normal course of business, consisting of binding purchase orders for inventories and capital expenditures. As of December 31, 2021, our commitments for the purchase of inventories were $13.5 million, of which $8.7 million were expected to be paid in 2022. We made capital expenditures of $334.8 million and $428.7 million in 2020 and 2021, respectively. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity. As of December 31, 2021, our commitments for the purchase of property, plant and equipment were $167.9 million, of which $67.4 million was expected to be paid in 2022.

As of December 31, 2021, we had $523.6 million of long-term borrowings and $1,592.9 million of short-term borrowings outstanding. Principal payments required on long-term borrowings outstanding as of December 31, 2021 are $336.5 million in 2023, $160.0 million in 2024, $6.8 million in 2025, $4.8 million in 2026 and $15.5 million in 2027 and thereafter. Long-term borrowing may have fixed or variable interest rates. For long-term debt with variable-rate interest, we estimate the future interest payments based on projected market interest rates for various floating-rate benchmarks received from third parties. Interest payments required on long-term borrowing outstanding at December 31, 2021 are $18.1 million in 2022, $14.9 million in 2023, $3.1 million in 2024, $0.8 million in 2025, $0.4 million in 2026 and $0.7 million in 2027 and thereafter. Interest payments required on short-term debt outstanding at December 31, 2021 are $25.3 million.

As of December 31, 2021, we had convertible notes with principal amount of $230.0 million outstanding, bearing an annual interest rate of 2.5%, which will mature on October 1, 2025. Interest payments required on convertible notes as of December 31, 2021 are $5.8 million in each of 2022, 2023 and 2024, and $5.5 million in 2025.

As of December 31, 2021, we had financing liability of $83.8 million, of which $30.2 million was expected to be repaid in 2022, $12.5 million in 2023 and $41.1 million in 2024. As of December 31, 2021, we had $40.5 million of operating lease liabilities, of which $12.8 million was expected to mature in 2022. As of December 31, 2021, we had $53.7 million of finance lease liabilities, of which $20.4 million was expected to mature in 2022. Our financing liabilities are expected to result in interest obligation of $12.2 million as of December 31, 2021, of which $5.1 million was expected to be paid in 2022.

In their normal course of business, our subsidiaries provide letters of credit through their banks for purposes including, but not limited to, guarantees for accounts payable, debt service reserves, capital reserves, construction completion and performance. Letters of credit provided by our subsidiaries as of December 31, 2021 were $274.8 million.

Changes in the timing of increases in, or delays in the regulatory determinations, of tariffs, taxes and duties could affect the cash flows and results of operations of our businesses. We have been in the past, and may be in the future, subject to antidumping and countervailing duty rulings and orders. In particular, we have been subject to antidumping and countervailing duty rulings in the U.S., the EU and Canada and have, as a result, been party to lengthy proceedings related thereto. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” for further information.

We have contingent contractual obligations in the ordinary course of developing solar and battery storage projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.” These obligations are designed to cover potential risks and only require payment if certain targets are not met or certain contingencies occur. The risks associated with these obligations include change of control, construction cost overruns, subsidiary default, political risk, tax and sale indemnities, energy delivery, sponsor support and liquidated damages. While we do not expect that we will be required to fund any material amounts under these contingent contractual obligations beyond 2021, many of the events which would give rise to such obligations are beyond our control. We can provide no assurance that we will be able to fund our obligations under these contingent contractual obligations if we are required to make substantial payments thereunder.

CSI Solar plans to primarily invest its proceeds from the STAR Listing in a range of capacity support and expansion projects, including annual output of 10 GW pull rod manufacturing, annual output of 10 GW silicon wafer manufacturing, annual output of 4 GW high-efficiency photovoltaic cell manufacturing and annual output of 10 GW high-efficiency photovoltaic cell module manufacturing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Even if the STAR Listing is completed, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering). In addition, it is difficult to predict the effect of the proposed STAR Listing on our common shares.”

Restricted Net Assets

Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The boards of directors of our PRC subsidiaries determine the staff welfare and bonus reserves. The general reserves are used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of their boards of directors, convert their general reserves into capital. The staff welfare and bonus reserves are used for the collective welfare of the employees of the PRC subsidiaries. In addition to their general reserves, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $568.9 million and $602.5 million as of December 31, 2020 and 2021, respectively.

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

As of December 31, 2021, all of the undistributed earnings of approximately $604.8 million attributable to our PRC subsidiaries are considered to be indefinitely reinvested so that no provision of withholding taxes has been provided in our consolidated financial statements. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under PRC GAAP, to a non-distributable general reserve. After making this appropriation, the balance of the undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute their distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

C	Research and Development

We conduct research and development activities in the following areas: i) ingot growth and wafering, ii) cells, iii) modules, iv) system performance analysis, v) energy solution products, vi) reliability testing and analysis and vii) battery storage products.

●	Ingot growth and wafering is focused on developing advanced crystallization and sawing technologies to produce high quality mono wafers.
●	Solar cell research is focused on developing new high efficiency solar cells and advanced solar cell processing technologies.
●	Module development is focused on module innovations, developing new module designs and technologies for leading wattage, efficiency, reliability and system-level performance.
●	System performance analysis provides system-level performance evaluation and LCOE benchmarking for our various new products and innovations.
●	Research and development on energy solution products is aimed at developing high quality inverters and battery storage systems for utility, commercial and residential applications.
●	Changshu Photovoltaic Testing Laboratory (“CPTL”) located in Changshu, China is a fully ISO17025 accredited testing facilities for conducting certification per IEC61215/61730/62804 standards as well as extensive reliability research on PV modules and components. Since 2010, the laboratory is approved by VDE and CSA certification bodies under their data approval programs. The laboratory is engaged in research collaboration with leading research institutes to accelerate market penetration of incremental and rupture PV technologies, by allowing state-of-the-art reliability evaluation and performance characterization. The team focuses on enabling products with longer service lifetime and lower degradation rates, through the use of data science and extensive characterization platforms.

As of December 31, 2021, we had 156 employees engaged in research, product development and engineering.

Our research and development activities are generally focused on the following items:

●	developing Czochralski (“CZ”) mono pulling technologies compatible to 182 mm and 210 mm ingot size with competitive cost structure;
●	developing novel diamond wire sawing technology compatible with 182 mm and 210 mm mono ingot;
●	continuously improving the conversion efficiency of existing solar cells and reducing cost through process and material improvement and innovation;
●	developing new cell structures and technologies for higher efficiencies and performance;
●	continuously improving the wattage of existing solar modules and reducing cost through process and material improvement and innovation;
●	developing new modules with improved design and assembly methods to have higher power output, module-level efficiency, reliability and system-level performance;
●	designing and developing customized solar modules and products to meet customer requirements;
●	designing and developing power electronics such as inverters;
●	designing and developing battery storage systems;
●	testing, data tracing and analysis for system-level performance and reliability for our various products and innovations;
●	developing data-based accurate reliability models to guide future materials and design innovations and commercialize long lifetime and long degradation solar modules;

●	establishing highly accelerated reliability testing and innovative characterization methods to fasten large scale commercialization of our product innovations.

In the future, we expect to focus on the following research and development initiatives that we believe will enhance our competitiveness. As we continue to move into the downstream energy business, we have strengthened the capabilities of our engineering staff and increased investment in the system areas.

●	Ingot and wafer. We have developed CZ pulling technologies compatible with 182 mm and 210 mm ingot growth and related diamond wire sawing process for thin wafers. We have developed not only P-type mono wafers for PERC cells, but also N-type wafer for our HJT cell production. R&D activities in this area are focused on continuously improving the cost and quality performance of the mono wafers. We plan to reduce the thickness of P-type wafers from about 180 um to 160 um and N-type HJT wafers from about 150 um to 130 um. Additional R&D activities focus on consuming less energy and materials in the CZ pulling and diamond wire sawing, for instance, increasing the pulling speed, improving the success rate of seeding and neck growth in the CZ pulling, and reducing the diamond wire diameter while improving the A rate of diamond wire sawing. To support the new cell development, we also plan to develop N-type wafers for TOPCon cells in the future.
●	High efficiency cells. For current cell capacity, we are converting to large-size wafers. Most of our mono PERC cells are based on 182 mm and 210 mm large size wafers. Our research and development efforts for existing products focus on improving the conversion efficiency of cells and reducing the cost to be most competitive in the industry. We have focused our research and development initiatives for new products on N-type HJT cell, TOPCon cell, and other technologies such as interdigitated back contact (“IBC”) cell. To explore the next generation technology beyond PERC, we invested on HJT technology and built a pilot line in Jiaxing, China. The development of HJT cell technologies started from March 2021 and we have achieved industry-leading HJT cell efficiencies and yield. We plan to launch HJT module products in mid 2022. In addition, we began the construction of the TOPCon pilot line from Oct 2021. The TOPCon related product is anticipated to launch in late 2022. With these advanced technologies, we can significantly lower the LCOE on the system level and improve our products’ market competitiveness.
●	Competitive solar module products. Our R&D teams including the module R&D, processing, testing and reliability, makes our products the most competitive in the market. We were the first to develop and mass-produce multi bus-bar (9BB) half-cut (Ku) modules in GW-scale. We were among the first to mass-produce bifacial modules with significant reduction in LCOE. We also pioneered the introduction and volume production of cells and modules using 166 mm, 182 mm and 210 mm wafers. We mass-produced HiKu6 modules using 182 mm cells at the beginning of 2021 and HiKu7 modules using 210 mm cells in the first half of 2021, with wattage exceeding 655W, and the module efficiency exceeding 21%. Most of our existing production lines have been converted to be compatible with MBB half-cut, bifacial and 182 mm and 210 mm cells. Through the optimization of design, process, quality control and testing methods, the annual degradation rate of our modules has been reduced significantly over the past ten years, enabling warranty conditions improved from 0.7%/year to 0.45%/year for our reliability leading BiHiKu7 modules. Continuously improving our existing modules’ wattage, reliability, system-level performance and reducing costs are the main R&D activities at module level. For new products, we plan to launch HJT and TOPCon cell based modules in 2022 and develop technologies to facilitate new module types such as IBC modules. Last but not least, we were developing special modules per customers’ requests. In 2021, we launched lightweight modules for loading-limited roofs. In the future, we will develop modules for seawater floating systems, over 40 years’ long lifetime modules for utility applications, and Innovative modules and installation methods for building integrated applications.
●	Energy solution products. Our energy solution products developed are mainly single-phase solar, three-phase solar and hybrid storage inverters, as well as battery storage systems for utility, commercial, residential applications, for both front and behind the meter applications. Our string inverter products will be certified and will be available broadly in many regions globally. We continue to advance our solar system kits which are ‘ready-to-install’, consisting of solar modules, inverters, racking system, battery storage and other accessories. These kits are deployed in significant markets globally.
●	Battery storage products. Our R&D on battery storage products includes energy storage battery pack and system products development, and testing center construction. The design of the energy storage pack and system started in May 2021 and the prototype products have been completed in December 2021. SolBank system is the first battery storage product of CSI, adopting advanced technologies of high energy density (201kWh/m2), liquid cooling, active balancing BMS and fire safety measures using a 20-foot container as enclosure. By the end of 2021, the SolBank product has passed UL9540A, UL1973, UL9540 and UN38.3 certifications. Our energy storage testing center has begun operation in August 2021, with battery cell, pack and system testing capabilities. Our packing and system assembly production line operation is expected to start in 2022.

D	Trend Information

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

E	Critical Accounting Estimates

Our significant accounting policies are set out in “Note 2. Summary of Principal Accounting Policies” to our consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our audited consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates.

We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of this Form 20-F. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Revenue

We recognize our sales of solar power projects at a point in time when customers obtain control of solar power projects. Our solar power projects are often held in separate legal entities which are formed for the special purpose of constructing the solar power projects, which we refer to as “project companies”. There is judgment used to determine whether deconsolidation of the project companies is appropriate upon transfer of equity interest to customers.

Warranties

We provide warranties on the solar products and balance of systems we sell against defects in materials, workmanship and performance degradation, which vary depending on the type of products. Due to limited warranty claims to date, we establish our estimates for warranties based on an assessment of our competitors’ and our own actual claim history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. We currently record a 1% warranty provision against the revenue for sales of solar power products. Experience has shown that our initial warranty claims data for any given period may be inherently unpredictable; therefore, we assess our warranty reserves on a regular basis using our assessment estimation and actual claims experience. To the extent that accrual for warranty costs differs from the estimates, we will prospectively revise its accrual rate. We made upward adjustments to our accrued warranty costs of $2.6 million and other non-current assets of $2.2 million during 2021, to reflect the recent increase in average selling price of solar modules as well as the volume increase in solar modules shipment, which are two primary inputs into the estimated warranty costs. Changes in our assumptions and claims experience could materially affect our financial condition and results of operations.

Income Taxes

We are subject to the income tax laws and regulations of the many jurisdictions in which we operate. These tax laws and regulations are complex and involve uncertainty and judgment on how to interpret and apply tax laws and regulations in determining the provision for income taxes for financial reporting purposes. In addition, the various jurisdictions may enact tax legislation that could significantly affect our ongoing operations. For example, tax authorities could impose rate changes along with additional corporate tax provisions that would disallow or tax perceived base erosion or profit shifting. We make these estimates and judgments primarily in the calculation of tax credits and the differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, and the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs. We must also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions. Accordingly, our valuation allowances may increase or decrease in future periods. As of December 31, 2020 and 2021, we believe valuation allowance of $50.1 million and $45.7 million, respectively, are required. The valuation allowance is determined, in part, on our ability to utilize such tax benefits by either carrying back or forward based on the profitability within the relevant tax jurisdictions, including estimated tax profitability and tax planning in future periods.

Project Assets and Solar Power Systems Impairment

We assess our project assets and solar power systems for impairment whenever events or changes in circumstances arise that may indicate that the carrying amount of such assets may not be recoverable, and these assessments require significant judgment and estimates in determining whether such events or changes have occurred.  We recognize impairment based upon project or investment specific factors, history of losses and current economic conditions. During 2020 and 2021, we recorded impairment loss of $0.4 million and $17.2 million, respectively, on our project assets.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A    Directors and Senior Management

The following table sets forth information regarding our directors, strategic advisor and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	58	Chairman of the Board, President and Chief Executive Officer
Harry E. Ruda	63	Independent Director
Andrew (Luen Cheung) Wong	64	Independent Director
Lap Tat Arthur Wong	62	Independent Director
Lauren C. Templeton	46	Independent Director
Leslie Li Hsien Chang	67	Independent Director
Karl E. Olsoni	64	Independent Director
Yan Zhuang	58	Director and President of CSI Solar
Huifeng Chang	56	Director and Chief Financial Officer
Jianyi Zhang	64	Senior Vice President, General Counsel and Chief Compliance Officer

Directors

Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Through his leadership, we became a public listed company on the Nasdaq in 2006 and have since firmly established ourselves among the top ranked manufacturers of solar PV products globally. Dr. Qu has also served as chairman of the board of CSI Solar since July 2009. Prior to founding Canadian Solar, Dr. Shawn Qu held various positions in product engineering, business development and strategic planning at ATS Automation Tooling Systems, Inc., or ATS, and its solar subsidiary Photowatt International S.A. Prior to ATS, Dr. Shawn Qu was a research scientist at Ontario Power Generation where he worked as a process leader in its solar product commercialization team. In 2011, Dr. Shawn Qu became a visiting professor at Tsinghua University, one of the most prestigious universities in China. Dr. Shawn Qu has published research articles in academic journals including IEEE Quantum Electronics, Applied Physics Letter and Physical Review. He received a Ph.D. in material sciences in 1995 from the University of Toronto, focusing on semiconductor super lattice and optical effects. He also holds a Master of Science in physics from University of Manitoba and a Bachelor of Science in applied physics from Tsinghua University in Beijing.

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

Mr. Lap Tat Arthur Wong has served as an independent director of our company since March 2019. Mr. Wong currently serves as an independent director and chair of the audit committee of the following companies: Daqo New Energy Corp. (NYSE: DQ); Microvast Holdings, Inc. (NASDAQ: MVST); and China Maple Leaf Educational Systems Limited (HKSE: 1317). From 2008 to 2018, Mr. Wong served as the Chief Financial Officer of Asia New Energy Holdings Pte. Ltd, Nobao Renewable Energy Holding Ltd., GreenTree Inns Hotel Management Group, Inc. and Beijing Radio Cultural Transmission Company Limited, sequentially. From 1982 to 2008, Mr. Wong held various positions with Deloitte Touche Tohmatsu (Deloitte) in Hong Kong, San Jose and Beijing, with his last position as a partner in Deloitte’s Beijing office. Mr. Wong received a Higher Diploma in Accountancy from Hong Kong Polytechnic University and a Bachelor of Science degree in Applied Economics from University of San Francisco. He is a fellow of the Hong Kong Institute of Certified Public Accountants; a fellow of the Association of Chartered Certified Accountants; and a member of the American Institute of Certified Public Accountants.

Ms. Lauren C. Templeton has served as an independent director of our company since January 2020. Ms. Templeton is the founder and President of Templeton & Phillips Capital Management, LLC, a global investing boutique located in Chattanooga, Tennessee. She is also an independent director and member of the audit committee of Fairfax Financial Holdings Limited, a financial holding company engaged in property and casualty insurance and reinsurance and associated investment management, and its publicly-traded subsidiary, Fairfax India Holdings Corporation. Ms. Templeton serves on a number of non-profit organizations, including serving as Chairperson of the Board of Trustees of the John Templeton Foundation. She is a member of the Templeton World Charities Foundation and the Templeton Religion Trust. She also serves on the Board of Overseers at the Atlas Economic Research Foundation. Ms. Templeton is the former President of the Southeastern Hedge Fund Association, based in Atlanta, Georgia. She is also the co-author of “Investing the Templeton Way: The Market Beating Strategies of Value Investing’s Legendary Bargain Hunter”, which has been translated into nine languages. Ms. Templeton holds a Bachelor of Arts Degree in Economics from the University of the South, Sewanee.

Mr. Leslie Li Hsien Chang has been serving as an independent director of our company since September 2020, and has been serving as a director of CSI Solar since December 2020. Mr. Chang is currently an independent nonexecutive director of Huzhou Gas Company Limited. Mr. Chang has been serving as Senior Advisor to CITIC Capital (Holdings) Limited since 2014. Prior to that, Mr. Chang served as a senior corporate executive and board director at several listed companies in Hong Kong. He joined CITIC Pacific limited as General Manager, Finance in 1994 and later became the Executive Director and Deputy Managing Director of the company responsible for the Group’s financial management, accounting, and treasury functions. Mr. Chang also served as the Executive Director and Chief Executive Officer of HKC (Holdings) Limited; Executive Director and Vice Chairman of China Renewable Energy Investment Limited; Alternate Director on the board of Cathay Pacific Airways Limited and Independent Non-Executive Director of Pou Sheng International (Holdings) Limited, among other roles. Mr. Chang started his career after graduating from George Mason University business school in 1984 and joined the New York Office of KPMG. He became a partner of the firm specializing in the financial services industry and served as the Director of the Chinese Practice. Mr. Chang served as a certified public accountant in the State of New York and member of the American Institute of Certified Public Accountants, Chartered Global Management Accountants, and the Hong Kong Institute of Certified Public Accountants.

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

Mr. Yan Zhuang has been serving as a director of our company since September 2020. He is also the President of CSI Solar, and has been serving as a director of CSI Solar since September 2020. He has served various leadership roles, most recently as our president and chief operating officer, and previously as acting chief executive officer, senior vice president and chief commercial officer, senior vice president of global sales and marketing, and prior to that as our vice president of global sales and marketing. He was an independent director of our company from September 2007 to June 2009. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 20 years. In 2008, he founded and became a director of INS Research and Consulting. Mr. Zhuang was the head of Asia for Hands-on Mobile, Inc., a global media and entertainment company with operations in China, South Korea and India, from 2006 to 2007. He previously served as its senior vice president of business operations and marketing in Asia. Before joining Hands-on Mobile, Inc., he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific regional director of marketing planning and consumer insight. Mr. Zhuang holds a bachelor’s degree in electrical engineering from Northern Jiaotong University, China, a Master of Science degree in applied statistics from the University of Alberta, Canada and a Master of Science degree in marketing management from the University of Guelph, Canada.

Dr. Huifeng Chang has served as our senior vice president and chief financial officer since May 2016, and as a director of our company since September 2020. Mr. Chang is also an independent director, chair of the nominating committee, and a member of the audit and compensation committees of Scienjoy Holding Corporation (NASDAQ: SJ). He is also an independent director and a member of the audit committee of Denali Capital Acquisition Corp. (NASDAQ: DECAU). He has 19 years of experience in capital markets, financial investment and risk management. Before joining us, Dr. Chang was the co-head of Sales & Trading at the U.S. subsidiary of China International Capital Corp (“CICC”) from 2010 to 2015. Prior to that, he was the CEO of CSOP Asset Management based in Hong Kong from early 2008 to 2010, investing funds from China in the international markets. From 2000 to 2008, Dr. Chang was vice president and an equity proprietary trader at Citigroup Equity Proprietary Investments in New York. Before going to New York, Dr. Chang worked at Kamakura Corp in Hawaii as a risk consultant to banks in Asia. He received a Ph.D. in soil physics and MBA from University of Hawaii in the early 1990s, M.S. degree from Academia Sinica in 1987 and B.S. degree from Nanjing Agricultural University in 1984.

Executive Officer

Mr. Jianyi Zhang joined us at the end of February 2016 as senior vice president and chief legal officer, and was appointed as chief compliance officer in May 2016 and as corporate secretary in November 2019. After graduation from Washington University School of Law, Mr. Zhang worked at Troutman Sanders LLP as an associate from June 1993 to September 1994. Thereafter, he formed a law firm Su & Zhang in Los Angeles, California. He rejoined Troutman Sanders LLP as an associate in April 1995, became a partner in September of 1999 and worked in that position until December 2001. From January 2002 to June 2005, Mr. Zhang worked at Walmart Stores, Inc. first as a senior corporate counsel II and then as senior assistant general counsel. From July 2005 to February 2016, he served, consecutively, as senior advisor to Chinese law firms of Jingtian & Gongcheng Law Firm, Runbo Law Firm, East Associates Law Firm and East & Concord Partners in Beijing. Mr. Jianyi Zhang received his B.A. degree and M.A. degree from the University of Helsinki, Finland in 1982 and 1983, respectively. After graduation from the University of Helsinki in 1983, Mr. Zhang worked at the Chinese Foreign Ministry until September 1989. Thereafter, he went to study at Washington University School of Law in St. Louis, Missouri and received his J.D. degree in 1992.

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

B    Compensation of Directors and Executive Officers

Cash Compensation

We paid our directors and executive officers aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $7.1 million for 2021. Of this amount, we paid approximately $0.4 million to our six independent directors and approximately $6.7 million to our executive officers. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was approximately $0.1 million in 2021.

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

In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 and (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. In June 2020, the shareholders approved an amendment to the Plan to extend the term of the Plan for a further ten-year period. As a result, the Plan will expire on, and no awards may be granted after, June 30, 2029. As of February 28, 2022, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 20,548,000 common shares, of which 566,190 restricted shares, 3,283,393 options, and 9,096,348 restricted share units (in each case net of forfeitures) have been awarded, leaving 7,602,069 common shares available to be issued.

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

Restricted Shares

The following table summarizes, as of February 28, 2022, the restricted shares that we had granted under the Plan to our employees and certain individuals as a group. We have not granted any restricted shares to our directors and executive officers. The restricted shares granted in May 2006 vested over a two-year period beginning in March 2006. The vesting periods for all other restricted shares are indicated in the notes below.

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

Options

The following table summarizes, as of February 28, 2022, the options that we had granted under the Plan to our directors and certain other individuals. The options granted to our independent directors vest immediately. Unless otherwise noted, all other options granted vest over a four-year period (one-quarter on each anniversary date) from the date of grant, and exercise prices are equal to the average of the trading prices of the common shares for the five trading days preceding the date of grant.

	Common		Common	Common	Common
	Shares		Shares	Shares	Shares	Exercise
	Underlying		Underlying	Underlying	Underlying	Price
	Options		Options	Options	Options	($ per			Date of
Name	Granted		Exercised	Forfeited	Outstanding	Share)		Date of Grant	Expiration
Directors:
Shawn (Xiaohua) Qu	20,000		20,000	—	—	3.18		March 12, 2009	—
	25,000		25,000	—	—	11.33		August 27, 2010	—
	18,779		—	—	18,779	9.33		May 20, 2011	May 20, 2023
Harry E. Ruda	23,300	(1)	23,300	—	—	8.31	(2)	August 14, 2011	—
	23,300	(1)	23,300	—	—	3.03	(2)	June 11, 2012	—
	23,300	(1)	23,300	—	—	8.29	(2)	June 7, 2013	—
Yan Zhuang	23,300	(1)	23,300	—	—	7.36		September 24, 2007	—
	23,300	(1)	—	23,300	—	41.75		June 26, 2008	—
	80,000		80,000	—	—	9.37		May 23, 2009	—
	15,000		15,000	—	—	11.33		August 27, 2010	—
	11,268		11,268	—	—	9.33		May 20, 2011	—
Directors as a Group	266,547		244,468	23,300	18,779
Employees:
Hanbing Zhang	46,600		46,600	—	—	4.29		July 28, 2006	—
	6,000		6,000	—	—	3.18		March 12, 2009	—
	12,000		12,000	—	—	11.33		August 27, 2010	—
	7,512		—	—	7,512	9.33		May 20, 2011	May 20, 2023
Other employees and certain individuals as a group	4,389,731		2,948,034	1,421,697	—	2.12 to 46.28		Various dates from May 30, 2006 to June 7, 2013	Various dates from May 29, 2016 to June 6, 2023
Total Options	4,728,390		3,257,102	1,444,997	26,291
(1)	Vest immediately upon the date of grant.
(2)	Exercise price equal to the average of the trading prices of the common shares for the 20 trading days preceding the date of grant.

Restricted Share Units

The following table summarizes, as of February 28, 2022, the restricted share units that we had granted under the Plan to our directors, executive officers and certain other individuals.

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011
	13,706	(2)	13,706	—	May 20, 2011
	75,075	(2)	75,075	—	March 16, 2012
	67,024	(2)	67,024	—	March 9, 2013
	11,983	(2)	11,983	—	May 4, 2014
	8,274	(2)	8,274	—	May 3, 2015
	20,216	(2)	20,216	—	July 8, 2016
	121,951	(3)	121,951	—	November 6, 2016
	22,607	(2)	22,607	—	May 17, 2017
	77,289	(3)	77,289	—	November 5, 2017
	18,018	(2)	13,513	—	May 13, 2018
	83,805	(3)	83,805	—	November 10, 2018
	15,690	(2)	7,845	—	May 13, 2019
	26,691	(3)	26,691	—	November 9, 2019
	15,748	(2)	3,937	—	May 23, 2020
	11,924	(2)	2,981	—	August 22, 2020
	26,073	(4)	26,073	—	December 30, 2020
	250,000	(6)	—	—	September 22, 2020
Huifeng Chang	23,340	(2)	23,340	—	May 8, 2016
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	15,072	—	May 17, 2017
	12,012	(2)	9,009	—	May 13, 2018
	10,460	(2)	5,230	—	May 13, 2019
	3,923	(1)	3,923	—	May 13, 2019
	10,499	(2)	2,625	—	May 23, 2020
	7,949	(2)	1,987	—	August 22, 2020
	130,000	(6)	—	—	September 22, 2020
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011
	8,224	(2)	8,224	—	May 20, 2011
	45,045	(2)	45,045	—	March 16, 2012
	40,214	(2)	40,214	—	March 9, 2013
	7,988	(2)	7,988	—	May 4, 2014
	5,516	(2)	5,516	—	May 3, 2015
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	15,072	—	May 17, 2017
	12,012	(2)	9,009	—	May 13, 2018
	10,460	(2)	5,230	—	May 13, 2019
	5,230	(1)	5,230	—	May 13, 2019
	15,748	(2)	3,937	—	May 23, 2020
	11,924	(2)	2,981	—	August 22, 2020
	130,000	(6)	—	—	September 22, 2020

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Harry E. Ruda	1,020		1,020	—	July 1, 2014
	800		800	—	October 1, 2014
	1,274		1,274	—	January 1, 2015
	880		880	—	April 1, 2015
	993		993	—	July 1, 2015
	1,820		1,820	—	October 1, 2015
	1,033		1,033	—	January 1, 2016
	1,572		1,572	—	April 1, 2016
	2,051		2,051	—	July 1, 2016
	2,228		2,228	—	October 1, 2016
	2,411		2,411	—	January 1, 2017
	2,562		2,562	—	April 1, 2017
	1,901		1,901	—	July 1, 2017
	1,818		1,818	—	October 1, 2017
	1,767		1,767	—	January 1, 2018
	1,802		1,802	—	April 1, 2018
	2,458		2,458	—	July 1, 2018
	2,056		2,056	—	October 1, 2018
	2,096		2,096	—	January 1, 2019
	1,623		—	—	April 1, 2019
	1,381		—	—	July 1, 2019
	1,486		—	—	October 1, 2019
	1,361		—	—	January 1, 2020
	1,883		—	—	April 1, 2020
	1,587		—	—	July 1, 2020
	908		—	—	October 1, 2020
	588		—	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	—	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
Andrew (Luen Cheung) Wong	610		610	—	August 7, 2014
	800		800	—	October 1, 2014
	1,274		1,274	—	January 1, 2015
	880		880	—	April 1, 2015
	993		993	—	July 1, 2015
	1,820		1,820	—	October 1, 2015
	1,033		1,033	—	January 1, 2016
	1,572		1,572	—	April 1, 2016
	2,051		2,051	—	July 1, 2016
	2,228		2,228	—	October 1, 2016
	2,411		2,411	—	January 1, 2017
	2,562		2,562	—	April 1, 2017
	1,901		1,901	—	July 1, 2017
	1,818		1,818	—	October 1, 2017
	1,767		1,767	—	January 1, 2018
	1,802		1,802	—	April 1, 2018
	2,458		2,458	—	July 1, 2018
	2,056		2,056	—	October 1, 2018
	2,096		2,096	—	January 1, 2019
	1,623		—	—	April 1, 2019
	1,381		—	—	July 1, 2019
	1,486		—	—	October 1, 2019

	1,361		—	—	January 1, 2020
	1,883		—	—	April 1, 2020
	1,587		—	—	July 1, 2020
	908		—	—	October 1, 2020
	588		—	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	—	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
Lap Tat Arthur Wong	559		559	—	March 8, 2019
	1,623		—	—	April 1, 2019
	1,381		—	—	July 1, 2019
	1,486		—	—	October 1, 2019
	1,361		—	—	January 1, 2020
	1,883		—	—	April 1, 2020
	1,587		—	—	July 1, 2020
	908		—	—	October 1, 2020
	588		—	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	—	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
Lauren C. Templeton	1,361		—	—	January 1, 2020
	1,883		—	—	April 1, 2020
	1,587		—	—	July 1, 2020
	908		—	—	October 1, 2020
	588		—	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	—	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
Karl E. Olsoni	1,021		—	—	January 1, 2020
	1,412		—	—	April 1, 2020
	1,587		—	—	July 1, 2020
	908		—	—	October 1, 2020
	588		—	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	—	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
Leslie Li Hsien Chang	908		—	—	October 1, 2020
	588		—	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	—	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
Directors as a group	1,672,561		893,507	—

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Executive Officer
Jianyi Zhang	25,934	(2)	25,934	—	May 8, 2016
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	15,072	—	May 17, 2017
	12,012	(2)	9,009	—	May 13, 2018
	10,460	(2)	5,230	—	May 13, 2019
	10,499	(2)	2,625	—	May 23, 2020
	7,949	(2)	1,987	—	August 22, 2020
	120,000	(6)	—	—	September 22, 2020
Executive Officer	215,403		73,334	—

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Employees
Hanbing Zhang	1,538	(1)	1,538	—	May 8, 2011
	5,482	(2)	5,482	—	May 20, 2011
	21,021	(2)	21,021	—	March 16, 2012
	18,767	(2)	18,767	—	March 9, 2013
	2,796	(2)	2,796	—	May 4, 2014
	2,344	(2)	2,344	—	May 3, 2015
	4,717	(2)	4,717	—	July 8, 2016
	5,275	(2)	5,275	—	May 17, 2017
	4,204	(2)	3,153	—	May 13, 2018
	3,661	(2)	1,830	—	May 13, 2019
	5,249	(2)	1,312	—	May 23, 2020
	3,975	(2)	993	—	August 22, 2020
	20,000	(6)	—	—	September 22, 2020
Other employees and certain individuals as a group	8,750,641	(5)	4,731,903	1,682,296	Various dates from May 8, 2011 to November 14, 2020
	44,392	(2)	1,582	3,382	Various dates from January 1, 2021 to August 8, 2021
Total Restricted Share Units	10,782,026		5,769,554	1,685,678
(1)	Vest over a one-year period from the date of grant.
(2)	Vest over a four-year period from the date of grant.
(3)	Vest over an eight-quarter period from date of grant.
(4)	Vest immediately upon the date of grant.
(5)	13,844 restricted share units granted on May 8, 2011 vested over one-year period from the date of grant. 126,036 restricted share units granted on August 11, 2013 vested immediately upon the date of grant. Vesting of 1,326,000 restricted share units granted on June 2, 2021 is contingent on the successful carve-out IPO of CSI Solar Co., Ltd (50% vesting on the IPO date, then 25% vesting each on the first and second anniversaries of the IPO). The other restricted share units granted vest over a four-year period from the date of grant.
(6)	Vesting contingent on the successful carve-out IPO of CSI Solar Co., Ltd (50% vesting on the IPO date, then 25% vesting each on the first and second anniversaries of the IPO).

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

Deferred Compensation Plans

In 2021, we adopted two nonqualified deferred compensation plans for eligible employees, one plan for Global Energy and the other for CSI Solar. The plans provide eligible employees and directors with an opportunity to defer a portion of their compensation to be held by us under two separate grantor trusts. No amount was contributed to the trustee in 2021.

C    Board Practices

In 2021, our board of directors held 12 meetings and passed 51 resolutions by unanimous written consent.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our current directors have not been elected to serve for a specific term and, unless re-elected, hold office until the close of our next annual meeting of shareholders or until such time as their successors are elected or appointed.

Board Diversity

Board Diversity Matrix (As of April 15, 2022)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	7
LGBTQ+	0
Did Not Disclose Demographic Background	2

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, a technology committee and a sustainability committee.

Audit Committee

Our audit committee consists of Messrs. Lap Tat Arthur Wong, Olsoni and Dr. Ruda and is chaired by Mr. Lap Tat Arthur Wong. Mr. Lap Tat Arthur Wong qualifies as an “audit committee financial expert” as required by the SEC. Each of Messrs. Olsoni and Dr. Ruda is “financially literate” as required by the Nasdaq rules. Each of the members of our audit committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

In 2021, our audit committee held five meetings and passed one resolution by unanimous written consent.

Compensation Committee

Our compensation committee consists of Messrs. Ruda, Andrew (Luen Cheung) Wong and Ms. Templeton and is chaired by Mr. Andrew (Leun Cheung) Wong. Each of the members of our compensation committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2021, our compensation committee held five meetings and passed two resolutions by unanimous written consent.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Andrew (Luen Cheung) Wong, Lap Tat Arthur Wong, Leslie Li Hsien Chang and Ms. Templeton and is chaired by Ms. Templeton. Each of the members of our nominating and corporate governance committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In 2021, our nominating and corporate governance committee held six meetings and did not pass any resolutions by unanimous written consent.

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

In 2021, our technology committee held one meeting and did not pass any resolutions by unanimous written consent.

Sustainability Committee

We established a sustainability committee at the board level in April 2021. Our sustainability committee consists of Messrs. Olsoni, Leslie Li Hsien Chang and Dr. Huifeng Chang and is chaired by Mr. Olsoni. The sustainability committee oversees management’s ESG plans. The sustainability committee is responsible for, among other things:

●	reviewing sustainability-related risks and opportunities associated with our strategy and business development;
●	reviewing climate-related risks and opportunities;
●	monitoring progress and advising on strategic measures related to the long-term sustainability of the firm;
●	overseeing the progress and execution of our ESG plans; and
●	meeting on a biannual basis to review’ our ESG plans;

In 2021, our sustainability committee held one meeting and did not pass any resolutions by unanimous written consent.

Interested Transactions

Pursuant to the BCBCA, a director or senior officer of our company holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company, (b) our company has entered, or proposes to enter, into the contract or transaction, and (c) either the director or senior officer has a material interest in the contract or transaction, or the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of our company or of an affiliate of our company. A director who has a disclosable interest in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. Further, subject to the BCBCA, generally a director or senior officer of the company is liable to account to the company for any profit that accrues to him or her under or as a result of a contract or transaction in which he or she holds a disclosable interest. However in certain circumstances a director or senior officer of the company will not be liable to account for and may retain any such profit including if the contract or transaction is approved by the directors after the nature and extent of the disclosable interest has been disclosed to the directors, or if the contract or transaction is approved by a special resolution of the shareholders after the nature and extent of the disclosable interest has been disclosed to the shareholders entitled to vote on that resolution. The disclosure of the nature and extent of a disclosable interest may be made to the company in writing or be evidenced in a consent resolution, the minutes of a meeting or other record deposited in the company’s records office.

In 2021, we did not enter into any interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

As of December 31, 2019, 2020 and 2021, we had 13,478, 12,774 and 13,535 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2021.

	As of December 31, 2021
	Number of Employees	Percentage of Total
Manufacturing	11,412	84%
General and administrative	1,099	8%
Research and development	156	1%
Sales and marketing	868	7%
Total	13,535	100%

As of December 31, 2021, we had 10,698 employees at our facilities in China, and 2,837 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, Korea, Hong Kong, Taiwan, India, Indonesia, Israel, Thailand, Vietnam, Brazil, United Arab Emirates, South Africa, the Americas and the EU (which includes Germany, Italy, Netherlands and Spain) and the U.K. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

Continuous learning is the cornerstone of our human capital development strategy. Employees across all functions and levels of us are offered participation in the Canadian Solar University program, which is designed to support their career development through an extensive suite of resources including classroom training, e-learning, coaching, mentoring and on-the-job training. We partner with professional consultants such as Development Dimensions International (“DDI”) for establishing leadership standards and creating tailor-made development programs.

Training programs for junior positions are focused on developing technical and professional skills, including but not limited to areas such as project development, permitting, asset management, financing, sales management, order management and operations, supply chain management, marketing, technical services and support, etc. This is complemented by a CSI Boot Camp, which is designed to develop soft skills and nurture a culture of continuous self and mutual learning.

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

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2022, the latest practicable date, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on the 64,151,481 common shares outstanding, as of February 28, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from February 28, 2022, including through the vesting of any restricted share unit, the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially
	Owned(1)
	Number	%
Directors and Executive Officers: (2)
Shawn (Xiaohua) Qu (3)	13,760,492	21.4%
Harry E. Ruda (4)	1,623	*
Andrew (Luen Cheung) Wong (5)	3,717	*
Lap Tat Arthur Wong (6)	2,180	*
Jianyi Zhang (7)	3,485	*
All Directors and Executive Officers as a Group	13,771,497	21.5%
Principal Shareholders:
BlackRock, Inc. (8)	4,740,612	7.4%
Grantham, Mayo, Van Otterloo & Co. LLC (9)	3,215,741	5.0%

*     The person beneficially owns less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The business address of our directors and executive officers is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.
(3)	Comprises 13,734,201 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu, and 26,291 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang.
(4)	Comprises 1,623 common shares issuable upon vesting of restricted share units held by Dr. Harry Ruda within 60 days from February 28, 2022.
(5)	Comprises 2,094 common shares directly held by Mr. Andrew (Luen Cheung) Wong and 1,623 shares issuable upon vesting of restricted share units held by Mr. Andrew (Luen Cheung) Wong within 60 days from February 28, 2022.
(6)	Comprises 557 common shares directly held by Mr. Lap Tat Arthur Wong and 1,623 shares issuable upon vesting of restricted share units held by Mr. Lap Tat Arthur Wong within 60 days from February 28, 2022.
(7)	Comprises 3,485 common shares directly held by Mr. Jianyi Zhang.
(8)	Represents 4,740,612 common shares owned by BlackRock, Inc., as reported on Schedule 13G/A filed by BlackRock, Inc. on February 3, 2022. The percentage of beneficial ownership was calculated based on the total number of our common shares as of February 28, 2022. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(9)	Represents 3,215,741 common shares held by Grantham, Mayo, Van Otterloo & Co. LLC, as reported on Schedule 13G filed by Grantham, Mayo, Van Otterloo & Co. LLC on February 11, 2022. The percentage of beneficial ownership was calculated based on the total number of our common shares as of February 28, 2022. The principal business address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

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

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B    Related Party Transactions

Guarantees and Loans

Dr. Shawn Qu fully guaranteed loan facilities from two Chinese banks of RMB1,420 million ($203.5 million), RMB135 million ($20.6 million) in 2019 and 2020, and one Chinese bank of RMB12 million ($1.9 million), in 2021. Amounts drawn down under the facilities as at December 31, 2019, 2020 and 2021 were $82.9 million, nil and nil, respectively. These guaranteed loan facilities will mature in the first quarter of 2023. We do not intend to renew these guarantees with, nor seek additional guarantees from, Dr. Shawn Qu in the future.

We granted 26,691, 26,073 and nil restricted share units to Dr. Shawn Qu in 2019, 2020 and 2021, respectively, on account of his having guaranteed these loan facilities.

Sales and Purchase Contracts with Affiliates

In 2020 and 2021, we sold two and two solar projects to CSIF, our 14.64% owned affiliate in Japan, respectively, in the amount of JPY888.0 million ($8.4 million) and JPY30.6 billion ($282.1 million), respectively, recorded in revenue.

Additionally, in 2020 and 2021, we provided asset management service to CSIF in the amount of JPY394.5 million ($3.7 million) and JPY829.1 million ($7.5 million), respectively, and provided O&M service to CSIF in the amount of JPY805.0 million ($7.6 million) and JPY981.2 million ($9.2 million), respectively.

In 2021, we sold modules to Salgueiro I Renewable Energy S.A., Salgueiro II Renewable Energy S.A. and Salgueiro III Renewable Energy S.A., each our 20% owned affiliate in Brazil, in the amount of $0.1 million. In 2020, we sold modules to these affiliates in the amounts of $11.6 million, $10.0 million and $9.4 million, respectively.

In 2021, we sold modules to Jaiba 3 Renewable Energy S.A., Jaiba 4 Renewable Energy S.A. and Jaiba 9 Renewable Energy S.A., each our 20% owned affiliate in Brazil, in the amounts of $0.8 million, $3.2 million and $3.0 million, respectively. In 2020, we sold modules to these affiliates in the amounts of $6.0 million, $3.7 million and $1.4 million, respectively.

In 2021, we sold modules to Francisco SA I Renewable Energy S.A., Francisco SA II Renewable Energy S.A. and Francisco SA III Renewable Energy S.A., each our 20% owned affiliate in Brazil, in the amounts of $7.2 million, $7.6 million and $8.1 million, respectively.

In 2021, we sold modules to Lavras I Solar Renewable Energy S.A., Lavras II Solar Renewable Energy S.A., Lavras III Solar Renewable Energy S.A., Lavras IV Solar Renewable Energy S.A. and Lavras V Solar Renewable Energy S.A., each our 20% owned affiliate in Brazil, in the amounts of $5.7 million, $5.8 million, $6.0 million, $6.2 million and $6.2 million, respectively.

In 2021, we provided battery storage solutions to Sonoran West Solar Holdings, LLC. And Sonoran West Solar Holdings 2, LLC, each our 20% owned affiliate in the United States, in the amounts of $12.8 million and $7.0 million, respectively

In 2020 and 2021, we purchased raw materials from Luoyang Jiwa New Material Technology Co., Ltd., our 20% owned affiliate, in the amount of RMB31.4 million ($4.5 million) and RMB19.4 million ($3.0 million), respectively.

In 2021, we purchased raw materials from Yancheng Jiwa New Material Technology Co., Ltd., our 20% owned affiliate, in the amount of RMB10.8 million ($1.7 million).

In 2020, we provided EPC services to Lavras Solar Holding S.A., our 20% owned affiliate in Brazil, in the amount of BRL5.1 million ($1.0 million).

In December 2020, we fully disposed of our ownership of Suzhou iSilver Materials Co., Ltd., our former 14.63% owned affiliate in PRC, to an unrelated third party. From January 1, 2020 through the date of disposal, we purchased raw materials in the amount of RMB168.0 million ($24.3 million) from this former affiliate.

In July 2020, we fully disposed of our ownership of Suzhou Kzone Equipment Technology Co., Ltd., our former 32% owned affiliate in PRC, to an unrelated third party. From January 1, 2020 through the date of disposal, we purchased raw materials in the amount of RMB7.4 million ($1.0 million) from this former affiliate.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

The USDOC published the final results of the second administrative reviews in June 2016 (antidumping duty) and July 2016 (countervailing duty). As a result of these decisions, the antidumping duty rate applicable to us was reduced to 8.52% (from 9.67%) and then to 3.96% (from 8.52%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The antidumping duty rates were appealed to the CIT. The CIT affirmed the USDOC’s second antidumping duty rate. This decision by the CIT was appealed to the Federal Circuit, which in June 2020 reversed the CIT’s decision, in part, and directed the USDOC to reconsider certain issues related to its final determination. The USDOC submitted its antidumping duty redetermination to the CIT in September 2021. In December 2021, the CIT sustained USDOC’s antidumping duty redetermination.  As a result, our antidumping duty rate was reduced to 0.00% (from 3.96%). There was no further appeal to the Federal Circuit of the USDOC’s antidumping duty redetermination and, therefore, this decision is final.

The USDOC published the final results of the third administrative reviews in June 2017 (antidumping duty) and July 2017 (countervailing duty), and later amended in October 2017. As result of these decisions, the duty rates applicable to us were changed to 13.07% (from 8.52%) (antidumping duty) and 18.16% (from 20.94%) (countervailing duty). The assessed rates were appealed to the CIT. The CIT has twice remanded the antidumping duty appeal to the USDOC to consider adjustments to our rate. Pursuant to CIT’s remand orders, the USDOC issued a redetermination. The antidumping duty rate applicable to us was reduced to 4.12% (from 13.07%) and then further to 3.19% (from 4.12%). In June 2020, the CIT issued its third opinion sustaining the USDOC’s remand redetermination. Canadian Solar filed a motion for reconsideration with the CIT advocating for an even lower antidumping duty rate. In September 2020, the CIT granted our motion for reconsideration and remanded to USDOC for further consideration of our antidumping duty rate. The USDOC submitted its antidumping duty redetermination to the CIT in September 2021. In December 2021, the CIT sustained USDOC’s antidumping duty redetermination. As a result, our antidumping duty rate was reduced to 0.00% (from 3.19)%. There was no further appeal to the Federal Circuit of the USDOC’s antidumping duty redetermination and, therefore, this decision is final. The CIT has likewise twice remanded the countervailing duty appeal to the USDOC to consider adjustments to our rate.  In August 2020, the CIT sustained USDOC’s second remand redetermination. As a result, our countervailing duty rate was reduced to 7.36% (from 18.16%). There was no further appeal to the Federal Circuit of the USDOC’s countervailing duty redetermination and, therefore, this decision is final.

The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty), with the countervailing duty rate later amended in October 2018. Because we were not subject to the fourth administrative review of the antidumping duty order, our antidumping duty rate remained at 13.07%. In this review, the countervailing duty rate applicable to us was reduced to 11.59% (from 18.16%). The countervailing duty rates were appealed to the CIT. The CIT remanded the countervailing duty appeal to the USDOC to consider adjustments to our rate. Pursuant to the CIT’s remand orders, the USDOC made a redetermination that reduced our countervailing duty rate to 5.02% (from 11.59%). We appealed the CIT decision to the Federal Circuit to contest USDOC’s continued assessment of a countervailing duty rate related to the alleged electricity subsidy program. In January 2022, the Federal Circuit sustained the CIT’s decision, and no change was made to our countervailing duty rate.  There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The USDOC published the final results of the fifth administrative reviews in July 2019 (antidumping duty) and August 2019 (countervailing duty). The antidumping duty rate applicable to us was lowered to 4.06% (from 13.07%). The countervailing duty rate applicable to us was reduced to 9.70% (from 11.59%). The countervailing duty final results were amended to correct ministerial errors in December 2019, but this amendment resulted in no change to our 9.70% rate. The countervailing duty and antidumping duty rates were appealed to the CIT. Pursuant to the CIT’s remand order in the antidumping appeal, USDOC made a remand redetermination that reduced our antidumping duty rate to 3.30% (from 4.06%). In May 2021, the CIT sustained USDOC’s antidumping duty redetermination. There was no further appeal to the Federal Circuit of the USDOC’s antidumping duty redetermination and, therefore, this decision is final. The CIT remanded the countervailing duty appeal to the USDOC to consider adjustments to our rate. The USDOC submitted its countervailing duty redetermination to the CIT in December 2021. A decision is expected in mid-2022.

The USDOC published the final results of the sixth administrative reviews in October 2020 (antidumping duty) and December 2020 (countervailing duty). USDOC assessed an antidumping duty rate of 68.93% (from 13.07%). The antidumping duty final results were amended to correct ministerial errors in December 2020 and as a result, the antidumping duty rate applicable to us was raised to 95.50% (from 68.93%). USDOC assessed a countervailing duty rate of 12.67% (from 9.70%). The countervailing duty final results were amended to correct ministerial errors in April 2021 and, as a result, our countervailing duty rate was reduced to 11.97% (from 12.67%). The antidumping duty rates were appealed to the CIT.  In April 2022, the CIT remanded the antidumping duty appeal to the USDOC to consider adjustments to our rate. We did not appeal USDOC’s final results of its sixth administrative review of the countervailing duty order and, therefore, this decision is final and our countervailing duty rate is expected to remain at 11.97%.

The USDOC published the final results of the seventh administrative reviews in August 2021 (countervailing duty) and October 2021 (antidumping duty). The antidumping duty rate applicable to us was lowered to 0.00% (from 95.50%). The countervailing duty rate applicable to Canadian Solar International Limited (“CSIL”) was raised to 19.28% (from 11.97%).  USDOC did not change the rate of 11.97% for Canadian Solar Manufacturing (Changshu) Inc. and Canadian Solar Manufacturing (Luoyang) Inc. because the countervailing duty review was rescinded for both these companies.  We did not appeal USDOC’s final results of its seventh administrative reviews and, therefore, these decisions are final. Our antidumping duty rate will remain at 0.00% and our countervailing duty rate is expected to remain at 19.28% for CSIL.

The eighth and ninth antidumping duty and countervailing duty administrative reviews were initiated in February 2021 and February 2022 and are currently underway. The USDOC is currently scheduled to release the final results of the eighth administrative reviews on June 21, 2022 (antidumping duty) and June 29, 2022 (countervailing duty), subject to potential extensions. USDOC will likely issue preliminary results of the ninth administrative reviews in late 2022 or early 2023. The final results of the eighth and ninth administrative reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S. market.

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

The USDOC published the final results of the first administrative reviews in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order). Because we were not subject to the first administrative reviews of the Solar 2 orders, our duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. Our antidumping duty rates for our Taiwanese CSPV products had ranged from 3.56% to 4.20%, until they were changed to 1.52% to 3.78% in June 2019.

The second administrative reviews for the Solar 2 China antidumping and countervailing duty orders were rescinded, meaning that there is no change in the Chinese antidumping and countervailing duty rates applicable to our Chinese CSPV products 30.06% (antidumping duty) and 33.58% (countervailing duty). The USDOC published the final results of the second administrative review for the Taiwan antidumping duty order (there is no countervailing duty order) in June 2018. The rate applicable to us is 1.33%. There is no ongoing litigation related to the Taiwan antidumping duty rate.

We were not subject to the third administrative reviews of the Chinese orders and, therefore, our duty rates remained unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The third administrative review of the Taiwan antidumping order concluded in mid-2019. The rate assessed to us was 4.39% (from 1.33%). There is no ongoing litigation related to the Taiwan antidumping duty rate.

The USDOC rescinded the fourth administrative reviews of the Solar 2 China antidumping duty and countervailing duty orders in late 2019. Our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The rate assessed to us in the fourth administrative review of the Taiwan antidumping order was 2.57% (from 4.39%). The USDOC also found that certain Canadian Solar entities had no shipments during this period of this review.

The USDOC rescinded the fifth administrative reviews of the Solar 2 China antidumping and countervailing duty orders. Our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The USDOC published the final results of the fifth administrative review of the Taiwan antidumping duty order in September 2021. The USDOC determined that the Canadian Solar entities subject to the fifth administrative review had no shipments during the period of review and therefore, our antidumping duty rates will remain unchanged for our Taiwanese CSPV products.

The USDOC did not initiate the sixth administrative reviews of the Solar 2 China antidumping and countervailing duty orders because no parties requested reviews. Our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The USDOC published the final results of the sixth administrative review of the Taiwan antidumping duty order in March 2022. The USDOC determined that the Canadian Solar entities subject to the sixth administrative review had no shipments during the period of review and therefore, our antidumping duty rates will remain unchanged for our Taiwanese CSPV products.

The USDOC initiated the seventh administrative reviews of the Solar 2 China antidumping and countervailing duty orders.  The countervailing duty review was not initiated with respect to all Canadian Solar entities. The countervailing duty rates will remain unchanged for all entities for whom the review was not initiated. The USDOC initiated the seventh administrative review of the Taiwan antidumping duty order in April 2022 with respect to certain of the Canadian Solar entities. The USDOC will likely issue the preliminary results of the seventh administrative review in late 2022.

In 2020, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 2 antidumping and countervailing duty orders.  In May 2020, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 2 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. The USITC issued an affirmative determination on September 4, 2020, declining to revoke the Solar 2 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time.  As a result, the Solar 2 orders are expected to remain in effect through at least 2025.

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

In early 2020, USTR conducted a renewed notice-and-comment process regarding the exclusion for bifacial solar panels from the safeguard measures. In April 2020, USTR again determined that the exclusion for bifacial solar panels should be withdrawn based on the findings of its second notice-and-comment process. Notwithstanding, in May 2020 the CIT denied without prejudice the United States’ motion to dissolve the preliminary injunction and to resume the collection of the safeguard tariff on entries of bifacial modules. USTR appealed the CIT’s interlocutory decision to the Federal Circuit in July 2020, but subsequently dismissed its appeal in January 2021. The United States continued to litigate the merits of USTR’s April 2020 withdrawal of the bifacial exclusion before the CIT.  On November 17, 2021, the CIT vacated USTR’s April 2020 withdrawal in Invenergy Renewables LLC v. United States.  The CIT’s judgment holding USTR’s April 2020 withdrawal of the bifacial exclusion unlawful was not appealed to the Federal Circuit and, therefore, this decision is final.

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

Following the issuance of Proclamation 10101, Invenergy and other plaintiffs (AES Distributed Energy, Inc., Clearway Energy Group LLC, EDF Renewables, Inc. (“EDF”), the Solar Energy Industries Association (“SEIA”)) sought to challenge the Proclamation and filed motions to amend their complaints with the CIT. The CIT ultimately denied plaintiffs’ motions and refused to extend the bifacial module exclusion beyond October 24, 2020 as a consequence of the Proclamation (as opposed to USTR’s withdrawals). Subsequently, on December 29, 2020, Invenergy and another set of plaintiffs (SEIA, NextEra Energy, Inc., and EDF) commenced new and separate litigation once again challenging Proclamation 10101 in the CIT. This new complaint alleges that the President unlawfully terminated the bifacial module exclusion and revised the safeguard tariff, effective February 7, 2021, to be 18% ad valorem (as opposed to the originally announced 15% ad valorem).

On November 16, 2021, the CIT held in Solar Energy Industries Association et al. v. United States (SEIA) that the President acted outside of his statutory authority in issuing Proclamation 10101, and enjoined the Government from enforcing that proclamation. This judgment had the effect of reinstating the exclusion of bifacial modules from the safeguard tariffs and lowering the fourth year safeguard tariff to 15% ad valorem. On January 14, 2022, the Government filed a notice of appeal of SEIA to the Federal Circuit and the appeal remains ongoing. The Federal Circuit’s decision is expected in late 2022 or early 2023.

In 2021, the USITC conducted an extension investigation of the safeguard measure, in response to petitions by representatives of the domestic industry. In December 2021, the USITC issued its determination and report finding that the safeguard order continues to be necessary to prevent or remedy the serious injury to the domestic industry, and that there is evidence that the domestic industry is making a positive adjustment to import competition. On February 4, 2022, President Biden issued a Proclamation extending the safeguard measure on U.S. imports of CSPV products for four years until February 6, 2026. The Proclamation doubles the volume of the TRQ on imported CSPV cells to 5.0 gigawatts and maintains a tariff on imports of CSPV modules and above-quota CSPV cells, beginning at a rate of 14.75% ad valorem and declining annually by 0.25 percentage points to 14.50% in the sixth year, 14.25% in the seventh year, and 14% in the eighth year. The Proclamation also excludes bifacial panels from the extended safeguard measure and authorizes USTR to negotiate agreements with Canada and Mexico that could lead to the exclusion of those countries from the safeguard measure.

Canadian Antidumping and Countervailing Duties Expiry Review

On June 3, 2015, the Canada Border Services Agency (“CBSA”) released final determinations regarding the dumping and subsidization of solar modules and laminates originating from China. The CBSA determined that such goods were dumped and subsidized. The CBSA found Canadian Solar to be a “cooperative exporter” and, as such, ascertained a low (relative to other Chinese exporters) Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal (“CITT”) determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with such negative impact. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. The CITT may initiate an expiry review pursuant to Subsection 76.03(3) of the Special Import Measures Act (“SIMA”) before the end of 5 years of its finding. If the CITT does not initiate such an expiry review pursuant to Subsection 76.03(3) of SIMA, the finding is deemed to have been rescinded as of the expiry of the five years.

On April 1, 2020, the CITT initiated the preliminary stage of the expiry review regarding the above finding. The expiry review was concluded on March 25, 2021. The CITT determined to continue its aforementioned finding to impose definitive duties on imports of Chinese solar modules and laminates into Canada. As a result the Canadian Solar-specific subsidies rate of RMB0.014 per Watt remains unchanged. The subsidies rate applies for a period of five years. The CITT is required to conduct a further expiry review at the end of that period, being July 2, 2025. Such subsidies rate does not have a material negative effect upon our results of operations because we have module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve our Canadian business.

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

B    Articles

General

In July 2020, we filed articles of continuance to change our jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. As a result, we are governed by the BCBCA, and our affairs are governed by our notice of articles and our articles. Our British Columbia incorporation number is C1258489.

The following are summaries of certain of the material provisions of our articles and the BCBCA. This summary is not intended to be complete and is qualified in its entirety by reference to our articles and the BCBCA. The information set forth in Exhibit 2.2 to this Annual Report on Form 20-F is incorporated herein by reference.

Objects and Purposes of Our Company

Our articles do not contain any stated objects or purposes and do not place any limitations on the business that we may carry on.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict a director’s power to (a) vote on a proposal, arrangement or contract in which the director is materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. Pursuant to the BCBCA, a director or senior officer of our company holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company, (b) our company has entered, or proposes to enter, into the contract or transaction, and (c) either the director or senior officer has a material interest in the contract or transaction, or the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of our company or of an affiliate of our company. A director who has a disclosable interest in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. Further, subject to the BCBCA, generally a director or senior officer of the company is liable to account to the company for any profit that accrues to him or her under or as a result of a contract or transaction in which he or she holds a disclosable interest. However in certain circumstances a director or senior officer of the company will not be liable to account for and may retain any such profit including if the contract or transaction is approved by the directors after the nature and extent of the disclosable interest has been disclosed to the directors, or if the contract or transaction is approved by a special resolution of the shareholders after the nature and extent of the disclosable interest has been disclosed to the shareholders entitled to vote on that resolution. The disclosure of the nature and extent of a disclosable interest may be made to the company in writing or be evidenced in a consent resolution, the minutes of a meeting or other record deposited in the company’s records office.

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

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of our company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

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

Except as set out above, there are no provisions under our articles or the BCBCA that specify the retirement or non-retirement of directors under an age limit requirement. Under our articles, a director ceases to be a director when:

●	the term of office of the director expires;
●	the director dies;
●	the director resigns as a director by notice in writing provided to us or a lawyer for us;
●	the director is removed from office by a special resolution of our shareholders; or
●	the director is removed from office by the directors if the director is convicted of an indictable offence or if the director ceases to be qualified to act as a director of our company and does not promptly resign.

Common Share Rights

Dividends

Holders of our common shares are entitled to receive, from funds legally available therefor, dividends when and as declared by the board of directors, subject to any prior rights of the holders of our preferred shares if issued. The BCBCA provides that a company may not declare or pay a dividend if there are reasonable grounds for believing that the company is, or would be after the payment of the dividend, unable to pay its debts as they become due in the ordinary course of its business. These rights are subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors on the common shares. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared.

Voting Rights

The holders of common shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders and each common share confers the right to one vote in person or by proxy at all meetings of our shareholders. All directors stand for re-election annually.

Liquidation

With respect to a distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets for the purposes of winding up our affairs, assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis, subject to any prior rights of the holders of our preferred shares, if issued.

Other

The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration. There are no provisions in our articles discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of our common shares. Our common shares are not subject to liability to further capital calls by our company. Also, no provisions or rights exist in our articles regarding our common shares in connection with exchange, redemption, retraction, purchase for cancellation, surrender or sinking or purchase funds.

Preferred Share Rights

General

The preferred shares may include one or more series and, subject to the BCBCA, our board of directors may, by resolution, if none of the shares of that particular series are issued, alter our articles and authorize the alteration of our notice of articles, as the case may be, to fix the number of preferred shares in, and, in addition thereto, determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of, such series, including without limitation:

(a)	the issue price per share, which may be expressed in a foreign currency, provided that the issue price per share shall not be less than C$1.00 (or its equivalent in a foreign currency at the date of issuance) or more than C$100.00 (or its equivalent in a foreign currency at the date of issuance);

(b)	the rate, amount or method of calculation of dividends, including whether such rate, amount or method shall be subject to change or adjustment in the future;
(c)	the method of payment of dividends, including whether such dividends shall be cumulative, non-cumulative, partially cumulative, deferred or payable on some other basis;
(d)	the date or dates, manner and currency or currencies of payment of dividends;
(e)	the restrictions, if any, on the payments of dividends on any Junior Shares (defined below);
(f)	the rights and obligations, if any, that we have to redeem or purchase the shares, including the prices and other terms of redemption or purchase;
(g)	the terms of any share purchase plan or sinking or similar fund providing for the purchase or redemption of the shares;
(h)	the rights, if any, of the holders of the shares to retract the shares, including the prices and other terms of retraction;
(i)	the rights, if any, of the holders of the shares or of us to convert or exchange the shares for other securities of ours or any other entity and the rates and other terms of conversion or exchange;
(j)	the voting rights, if any, attached to the shares; and
(k)	the preferences, if any, of the shares over any Junior Shares with respect to the distribution of our assets in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, or in the event of any other distribution of our property or assets among our shareholders for the purpose of winding up its affairs, whether voluntary or involuntary.

“Junior Shares” means the common shares and any other of our shares ranking junior to the preferred shares with respect to the payment of dividends and with respect to the distribution of assets in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, or in the event of any other distribution of our property or assets among our shareholders for the purpose of winding up its affairs, whether voluntary or involuntary.

Voting Rights

Except where the rights, privileges, restrictions and conditions attaching to a series of our preferred shares otherwise provide, the holders of our preferred shares shall not be entitled as such to receive notice of, or to attend or vote at, a meeting of our shareholders. Except where the rights, privileges, restrictions and conditions attaching to a series of our preferred shares otherwise provide, on any poll taken at any meeting of the holders of preferred shares, whether as a class or a series or two or more series, each holder of preferred shares entitled to vote at the meeting shall have one one-hundredth of a vote in respect of each C$1.00 (or its equivalent in a foreign currency at the date of issuance) of the issue price for each preferred share held. Except where the rights, privileges, restrictions and conditions attaching to a series of our preferred shares otherwise provide, the formalities to be observed with respect to the giving of notice of, and voting at, any meeting of holders of preferred shares, including without limitation, the quorum therefor, shall be those from time to time prescribed by our articles with respect to meetings of shareholders, as amended from time to time.

Creation of Additional Classes and Other Matters

Subject to the rights, privileges, restrictions and conditions attaching to a series of our preferred shares, we may, without the approval or consent of the holders of the preferred shares voting separately as a class or series, at any time and from time to time:

(a)	create one or more other classes of shares ranking on a parity with the preferred shares with respect to the payment of dividends or the distribution of assets in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, or in the event of any other distribution of our property or assets among our shareholders for the purpose of winding up our affairs, whether voluntary or involuntary;
(b)	if all dividends on each outstanding series of preferred shares accrued to the most recently preceding date for the payment of dividends on such series shall have been declared and paid or set apart for payment, create one or more other classes of shares ranking superior to the preferred shares with respect to the payment of dividends or the distribution of assets in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, or in the event of any other distribution of our property or assets among our shareholders for the purpose of winding up our affairs, whether voluntary or involuntary;
(c)	increase any maximum number of authorized shares of any other class of shares; and
(d)	effect an exchange, reclassification or cancellation of all or part of the preferred shares.

Liquidation

With respect to a distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets for the purposes of winding up our affairs, whether voluntary or involuntary, before any amount shall be paid to, or any property distributed among, the holders of our common shares, the holders of our preferred shares shall be entitled to receive:

(a)	the amount paid up on such shares or such other amount or amounts as have been provided for with respect to such shares;
(b)	the premium, if any, provided for with respect to such shares;
(c)	in the case of shares entitled to cumulative dividends, any unpaid cumulative dividends on such shares; and
(d)	in the case of shares entitled to non-cumulative dividends, any declared but unpaid non-cumulative dividends on such shares.

After payment of the amounts payable to them, the holders of our preferred shares shall not be entitled to share in any further distribution of our property and assets.

No Pre-Emptive Rights

The holders of our preferred shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of our securities, now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with any conversion, exchange or other rights which may from time to time be attached to any series of preferred shares.

Procedures to Change the Rights of Shareholders

Our articles provide that, subject to the BCBCA, our company may by resolution of our directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that our company is authorized to issue out of any class or series of shares or establish a maximum number of shares that our company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if our company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of our unissued or fully paid issued shares without par value;  (e) change all or any of our unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of our shares; (g) consolidate all or any of our unissued or fully paid issued shares without par value; (h) change the name of our company; or (i) otherwise alter our shares or authorized share structure when required or permitted to do so by the BCBCA.

The BCBCA provides that other amendments to the rights of shareholders may be made by a special resolution of our shareholders including amendments to (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

A special resolution of our shareholders would require the approval of holders of two-thirds of the votes of our company’s common shares cast at a duly called meeting of shareholders.

Shareholder Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Pursuant to our articles, we must hold an annual meeting of our shareholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting. Our directors may, whenever they think fit, call a meeting of our shareholders.

The BCBCA provides that the holders of not less than five percent of the issued shares of our company that carry the right to vote at a meeting sought to be held may give notice to the directors requiring them to call a meeting for the purposes stated in the requisition.

We must send notice of the date, time and location of any meeting of shareholders, in the manner provided in our articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director, unless our articles otherwise provide, at least 21 days before the meeting.

Our board of directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four months. The record date must not precede the date on which the meeting is held by fewer than 21 days. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Our board of directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four months. If no record date is set as provided above, the record date for determining the shareholders entitled to vote at the meeting shall be 5:00 p.m. the day before the meeting.

If a meeting of shareholders is to consider special business, the notice of meeting must:

(a)	state the general nature of the special business; and
(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(i)	at the company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and
(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting or the election or appointment of directors;
(b)	at an annual general meeting, all business is special business except for the following:
(i)	business relating to the conduct of or voting at the meeting,
(ii)	consideration of any of our financial statements presented to the meeting,
(iii)	consideration of any reports of the directors or auditor,
(iv)	the setting or changing of the number of directors,
(v)	the election or appointment of directors,
(vi)	the appointment of an auditor,
(vii)	the setting of the remuneration of an auditor,
(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and
(ix)	any other business which, under our articles or the BCBCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

The votes required for our company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Under the BCBCA, unless the ‘company’s articles provide otherwise, a quorum is present at a meeting of shareholders if two shareholders entitled to vote at the meeting are present whether in person or represented by proxy. Our articles provide that, subject to the special rights and restrictions attached to the shares of any affected class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two or more persons, present in person or by proxy and together holding or representing by proxy shares carrying at least 331⁄3 percent of the votes entitled to be voted at the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), and any lawyer or auditor for our company.

Limitations on Ownership of Securities

Except as provided below, there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or British Columbia, or in our articles.

Competition Act

Limitations on the ability to acquire and hold our shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada, through the Minister of Innovation, Science and Industry (the “Minister”), of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for an investor who is controlled in a country that is a member of the World Trade Organization and who is not a state-owned enterprise. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the Minister is satisfied that the investment is likely to be of net benefit to Canada. The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: (1) the acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation; (2) the acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares; and (3) the acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, “national security” review on a discretionary basis may also be undertaken by the federal Canadian government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada”, with the relevant test being whether the Minister has “reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security.” The Minister has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to “national security” review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis. If the Minister, after consultation with the Minister of Public Safety and Emergency Preparedness, considers that the investment could be injurious to “national security”, the Minister refers the investment to the Governor in Council. On referral of an investment, if the Governor in Council determines the investment could be injurious to “national security”, the Governor in Council may takes any measures in respect of the investment that it considers advisable to protect national security, including denying the investment, asking for undertakings, imposing terms or conditions for the investment, or ordering divestiture (if the investment has been completed). Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Provisions that would have an Effect of Delaying, Deferring or Preventing a Change of Control

The following provisions in our articles may deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by delaying, deferring or preventing a change of control of our company:

●	Our board of directors has the authority, without approval from the shareholders, to issue an unlimited number of preferred shares in one or more series. Subject to the BCBCA, our board of directors may, if none of the shares of that particular series are issued, establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

●	In accordance with the provisions of the BCBCA, our articles provide that the number of directors on our board of directors is set at the greater of three directors and such number of directors equal to the number of directors most recently elected by ordinary resolution at a meeting of shareholders. However, our articles also provide that between general meetings of shareholders, our board of directors may appoint one or more additional directors, subject to the limitation that the total number of directors so appointed may not exceed one third of the number of the current directors who were elected other than under this provision of our articles. Any director so appointed ceases to hold office immediately before the election of directors at the next annual meeting of shareholders but is eligible for re-election.

Otherwise, there are no provisions in our articles or in the BCBCA that would have an effect of delaying, deferring or preventing a change in control of our company which would operate with respect to a merger, acquisition or corporate restructuring involving our company or any of our subsidiaries.

Provisions Governing the Ownership Threshold Above Which Shareholder Ownership Must be Disclosed

Our articles do not have any specific threshold requiring disclosure of ownership by holders of our shares. The BCBCA and securities regulation in Canada requires that we disclose in our proxy information circular for our annual general meeting and certain other disclosure documents filed by us under such regulation, holders who beneficially own, directly or indirectly, or control or direct, voting securities of the company carrying 10% or more of the voting rights attached to any class of outstanding voting securities. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in an annual report on Form 20-F, holders who own 5% or more of the Company’s issued and outstanding shares.

Conditions Imposed by Our Articles Governing Changes in Capital

The requirements imposed by our articles governing changes in capital are not more stringent than is required by applicable laws, including the BCBCA.

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

Passive Foreign Investment Company

Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2021. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot guarantee that the United States Internal Revenue Service, or IRS, will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

For a listing of our significant subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business transactions are carried out in various currencies. The majority of our sales in 2021 are denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars, South African rand and Canadian dollars, while a substantial portion of our costs and expenses are denominated in Renminbi. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Australian dollars and Euros. These transactions involve sales, purchases, borrowings, and investments in currencies other than the functional currencies of different companies in CSI. Therefore, fluctuations in currency exchange rates could have a significant impact on the cash flows we expect to receive or pay. The fluctuations in exchange rates could cause us significant foreign currency transaction risk. We recorded a foreign exchange loss of $64.8 million and $47.2 million in 2020 and 2021, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Since 2008, we have hedged part of our foreign currency exposures primarily against the U.S. dollars using foreign currency forward or option contracts in order to limit our exposure to fluctuations in foreign exchange rates. We incurred a gain on change in foreign currency derivatives of $51.2 million in 2020 and a gain on change in foreign currency derivatives of $22.8 million in 2021. The gains or losses on change in foreign currency derivatives are related to our hedging program.

As of December 31, 2021, we had approximately $354.9 million equivalent of monetary net liabilities balances denominated in various transactional currencies. A 10% appreciation or depreciation of these transactional currencies against their corresponding functional currencies would have an impact of approximately $35.5 million on our foreign exchange loss or gain, excluding the effect of our hedging activities.

In addition, our financial statements are presented in U.S. dollars, while some of our subsidiaries use different functional currencies, such as the Renminbi, Euros, Canadian dollars, Japanese yen, Brazilian reals and Australian dollars. The value of our common shares would be affected by the foreign currency translation risk resulted from the fluctuation between the U.S. dollar and functional currencies of our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollars will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. In addition, because our financing to scale operations could be in different currencies from our assets, our foreign exchange risks may increase.

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

Taking into account our floating-rate debt, a hypothetical increase in interest rates of 1% would result in an increase in annual interest expense of approximately $8.1 million from debt outstanding as of December 31, 2021 (a hypothetical increase of 1% would have resulted in an increase in annual interest expense of approximately $11.3 million from debt outstanding as of December 31, 2020).

Commodity Price Risk

We are exposed to price risks for the raw materials, components, logistics services, and energy costs used in the manufacturing and transportation of our solar modules, and EPC costs for our energy business. Also, our various subsidiaries within our energy business are exposed, in varying degrees, to commodity price risk, primarily to prices in the electricity markets.

Some of our raw materials and components are sourced from a limited number of suppliers. From time to time, we enter into long-term supply contracts for raw materials. Accordingly, we are exposed to price changes in the raw materials and components used in our solar modules.

In addition, the failure of a key supplier could disrupt our supply chain, which could result in higher costs. To the extent that we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

From time to time, we may utilize derivative hedging instruments to mitigate such raw material price changes. Also, we plan to continue to diversify our external wafer and polysilicon suppliers.

For our supply chain management, see “Item 4. Information of the Company—B. Business Overview—Supply Chain Management.” For risks relating to the long-term agreements with our raw material suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our raw material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.”

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A    Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Articles” for a description of the rights of shareholders, which remain unchanged.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2021, has also audited the effectiveness of internal control over financial reporting as of December 31, 2021.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Canadian Solar Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the ”Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 28, 2022, expressed an unqualified opinion on those financial statements.

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
April 28, 2022

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

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lap Tat Arthur Wong qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

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

	For the Years Ended
	December 31,
	2020	2021
Audit fees(1)	$1,830,000	$1,680,000
Audit related fees(2)	$876,993	$836,011
Tax fees(3)	$7,549	$—
All other fees(4)	$210,578	$—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)	“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with bond and equity offerings, statutory audits of our subsidiary companies, quarterly reviews and other related services. In 2020, “Audit related fees” included approximately $0.9 million for the statutory audits of our subsidiary companies. In 2021, “Audit related fees” included approximately $0.5 million for the “at-the-market” offering program of common shares and statutory audits of our subsidiary companies.
(3)	“Tax fees” of 2020 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.
(4)	“All other fees”, refers to the consulting service for CRM in 2020.

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

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G   CORPORATE GOVERNANCE

None.

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18   FINANCIAL STATEMENTS

The consolidated financial statements of Canadian Solar Inc. are included at the end of this annual report.

ITEM 19   EXHIBITS

Exhibit Number	Description of Document
1.1

Notice of Articles, Certificate of Continuation and the Articles of Canadian Solar Inc (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-33107), initially filed with the Securities and Exchange Commission on April 19, 2021).

2.1

Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-33107), initially filed with the Securities and Exchange Commission on April 19, 2021).

2.2*	Description of Securities of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
2.3

Indenture, dated as of September 15, 2020, between Canadian Solar Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-33107), initially filed with the Securities and Exchange Commission on April 19, 2021).

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

8.1*	List of Significant Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101*	Financial information from registrant for the year ended December 31, 2021 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2020 and 2021; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2019, 2020 and 2021; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2020 and 2021; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

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

Date: April 28, 2022

CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Solar Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition -sales of solar power projects - Refer to Note 2 (w) to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from the sale of a solar power project at the point in time when a customer obtains control of the solar power project. The dollar amount of revenues from the sale of solar power projects was $1,198,483 thousand for the year ended December 31, 2021. The solar power projects are often held in separate legal entities which are formed for the special purpose of constructing the solar power projects, which the Company refers to as “project companies”. Management of the Company use its judgment to determine whether deconsolidation of the project companies is appropriate upon transfer of equity interest to the customers, to identify performance obligations, and to estimate the variable consideration, if any, as part of the transaction price.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

April 28, 2022

We have served as the Company’s auditor since 2006.

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2021

	(In Thousands of U.S. Dollars,
	except share data)
ASSETS
(Including balances in variable interest entities, see Note 10)
Current assets:
Cash and cash equivalents	1,178,752	869,831
Restricted cash	458,334	560,633
Accounts receivable trade, net of allowance of $40,293 and $47,126 as of December 31, 2020 and 2021, respectively	408,958	651,372
Accounts receivable, unbilled	28,461	37,244
Amounts due from related parties	5,834	73,042
Inventories	695,981	1,192,374
Value added tax recoverable	102,460	125,882
Advances to suppliers, net of allowance of $5,845 and $5,822 as of December 31, 2020 and 2021, respectively	182,146	225,879
Derivative assets	23,351	7,286
Project assets	747,764	594,107
Prepaid expenses and other current assets	353,781	434,177
Total current assets	4,185,822	4,771,827
Restricted cash	2,629	3,818
Property, plant and equipment, net	1,157,731	1,401,877
Solar power systems, net	158,262	108,263
Deferred tax assets, net	170,656	236,503
Advances to suppliers, net of allowance of $13,855 and $13,860 as of December 31, 2020 and 2021, respectively	97,173	34,239
Prepaid land use rights	62,414	71,011
Investments in affiliates	78,291	98,819
Intangible assets, net	22,429	18,992
Project assets	389,702	433,254
Right-of-use assets	26,793	35,286
Other non-current assets	184,952	174,453
TOTAL ASSETS	6,536,854	7,388,342
LIABILITIES AND EQUITY
(Including balances in variable interest entities, see Note 10)
Current liabilities:
Short-term borrowings, including long-term borrowings - current portion	1,202,285	1,271,215
Long-term borrowings on project assets — current	198,794	321,655
Accounts payable	514,742	502,995
Short-term notes payable	710,636	881,184
Amounts due to related parties	314	143
Other payables	508,839	667,854
Advances from customers	189,470	135,512
Derivative liabilities	10,755	2,622
Operating lease liabilities	15,204	12,185
Other current liabilities	237,316	242,783
Total current liabilities	3,588,355	4,038,148
Accrued warranty costs	37,732	45,146
Long-term borrowings	446,090	523,634
Convertible notes	223,214	224,675
Liability for uncertain tax positions	14,729	7,448
Deferred tax liabilities	49,080	48,150
Loss contingency accruals	26,458	15,148
Operating lease liabilities	13,232	23,215
Financing liabilities	81,871	53,641
Other non-current liabilities	163,308	282,699
TOTAL LIABILITIES	4,644,069	5,261,904
Commitments and contingencies (Note 21)
Equity:
Common shares – no par value: unlimited authorized shares, 59,820,384 and 64,022,678 shares issued and outstanding at December 31, 2020 and 2021, respectively	687,033	835,543
Additional paid-in capital	(28,236)	(19,428)
Retained earnings	940,304	1,035,552
Accumulated other comprehensive loss	(28,679)	(50,584)
Total Canadian Solar Inc. shareholders’ equity	1,570,422	1,801,083
Non-controlling interests in subsidiaries	322,363	325,355
TOTAL EQUITY	1,892,785	2,126,438
TOTAL LIABILITIES AND EQUITY	6,536,854	7,388,342

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars, except share and per share data)
Net revenues	3,200,583	3,476,495	5,277,169
Cost of revenues	2,482,086	2,786,581	4,367,857
Gross profit	718,497	689,914	909,312
Operating expenses:
Selling and distribution expenses	180,326	224,243	398,650
General and administrative expenses	242,783	225,597	308,942
Research and development expenses	47,045	45,167	58,407
Other operating income, net	(10,536)	(25,523)	(47,068)
Total operating expenses, net	459,618	469,484	718,931
Income from operations	258,879	220,430	190,381
Other income (expenses):
Interest expense	(81,326)	(71,874)	(58,153)
Interest income	12,039	9,306	11,051
Gain (loss) on change in fair value of derivatives, net	(22,218)	50,001	23,785
Foreign exchange gain (loss)	10,370	(64,820)	(47,234)
Investment income (loss)	1,929	(8,559)	18,634
Other expenses, net	(79,206)	(85,946)	(51,917)
Income before income taxes and equity in earnings of unconsolidated investees	179,673	134,484	138,464
Income tax benefit (expense)	(42,066)	1,983	(35,844)
Equity in earnings of unconsolidated investees	28,948	10,779	7,256
Net income	166,555	147,246	109,876
Less: net income (loss) attributable to non-controlling interests	(5,030)	543	14,628
Net income attributable to Canadian Solar Inc.	171,585	146,703	95,248
Earnings per share — basic	$2.88	$2.46	$1.55
Shares used in computation — basic	59,633,855	59,575,898	61,614,391
Earnings per share — diluted	$2.83	$2.38	$1.46
Shares used in computation — diluted	60,777,696	62,306,819	68,872,102

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars)
Net income	166,555	147,246	109,876
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	319	76,188	(26,296)
Gain (loss) on interest rate swap	(5,847)	(4,115)	59
De-recognition of interest rate swap	—	10,724	—
Comprehensive income	161,027	230,043	83,639
Less: comprehensive income (loss) attributable to non-controlling interests	(11,100)	2,412	10,296
Comprehensive income attributable to Canadian Solar Inc.	172,127	227,631	73,343

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

							Accumulated	Earnings
					Additional		Other	Attributable to	Non-
	Common		Treasury		Paid-in	Retained	Comprehensive	Canadian	Controlling	Total
	Shares		Stock		Capital	Earnings	Income (Loss)	Solar Inc.	Interests	Equity
	Number	$	Number	$	$	$	$	$	$	$

	(In Thousands of U.S. Dollars, except share data)
Balance at December 31, 2018	59,180,624	702,931	—	—	10,675	622,016	(110,149)	1,225,473	47,372	1,272,845
Net income (loss)	—	—	—	—	—	171,585	—	171,585	(5,030)	166,555
Foreign currency translation adjustment	—	—	—	—	—	—	6,389	6,389	(6,070)	319
Acquisition of non-controlling interest’s ownership	—	—	—	—	(4,178)	—	—	(4,178)	(9,998)	(14,176)
Repurchase of common shares(1)	(609,516)	—	609,516	(11,845)	—	—	—	(11,845)	—	(11,845)
Share-based compensation	—	—	—	—	10,682	—	—	10,682	—	10,682
Exercise of share options and RSUs	800,576	875	—	—	—	—	—	875	—	875
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	5,650	5,650
Fair value change on derivatives	—	—	—	—	—	—	(5,847)	(5,847)	—	(5,847)
Balance at December 31, 2019	59,371,684	703,806	609,516	(11,845)	17,179	793,601	(109,607)	1,393,134	31,924	1,425,058
Net income	—	—	—	—	—	146,703	—	146,703	543	147,246
Foreign currency translation adjustment	—	—	—	—	—	—	74,319	74,319	1,869	76,188
Acquisition of non-controlling interest’s ownership	—	—	—	—	(8,414)	—	—	(8,414)	—	(8,414)
Repurchase of common shares(2)	(381,330)	—	381,330	(5,963)	—	—	—	(5,963)	—	(5,963)
Retirement of treasury stock(1) (2)	—	(17,808)	(990,846)	17,808	—	—	—	—	—	—
Share-based compensation	—	—	—	—	12,350	—	—	12,350	—	12,350
Exercise of share options and RSUs	830,030	1,035	—	—	—	—	—	1,035	—	1,035
Transfer of equity interest in subsidiaries to non-controlling shareholders (3)	—	—	—	—	(49,351)	—	—	(49,351)	273,904	224,553
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	14,123	14,123
De-recognition of derivatives	—	—	—	—	—	—	10,724	10,724	—	10,724
Fair value change on derivatives	—	—	—	—	—	—	(4,115)	(4,115)	—	(4,115)
Balance at December 31, 2020	59,820,384	687,033	—	—	(28,236)	940,304	(28,679)	1,570,422	322,363	1,892,785
Net income	—	—	—	—	—	95,248	—	95,248	14,628	109,876
Foreign currency translation adjustment	—	—	—	—	—	—	(21,964)	(21,964)	(4,332)	(26,296)
Acquisition of non-controlling interest’s ownership	—	—	—	—	—	—	—	—	(10,719)	(10,719)
Share-based compensation	—	—	—	—	8,808	—	—	8,808	—	8,808
Exercise of RSUs	562,376	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares, net of issuance costs(4)	3,639,918	148,510	—	—	—	—	—	148,510	—	148,510
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	10,003	10,003
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(6,588)	(6,588)
Fair value change on derivatives	—	—	—	—	—	—	59	59	—	59
Balance at December 31, 2021	64,022,678	835,543	—	—	(19,428)	1,035,552	(50,584)	1,801,083	325,355	2,126,438
(1)	Following the share repurchase plan authorized by the Board Directors on December 9, 2019, the Company repurchased 609,516 outstanding shares with total costs of $11,845 in December 2019. The Company retired all outstanding shares repurchased during 2020.
(2)	Following the share repurchase plan authorized by the Board Directors on December 9, 2019, the Company repurchased 91,424 and 289,906 outstanding shares with total costs of $2,000 and $3,963 in January 2020 and March 2020, respectively. The Company retired all outstanding shares repurchased during 2020.
(3)	The Company completed capital raising RMB1.78 billion (approximately $261,332) for CSI Solar Co., Ltd., to qualify it for the planned carve-out IPO in China and bring in leading institutional investors and strategic partners. Refer to Note 1 to the consolidated financial statements for further information.
(4)	Represents proceeds from “at-the-market” offering of 3,639,918 shares of common shares in 2021, net of commissions and offering expenses of $1,490.

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars)
Operating activities:
Net income	166,555	147,246	109,876
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	159,723	209,118	282,769
Accretion of convertible notes	—	388	1,461
Loss (gain) on disposal of property, plant and equipment	1,227	(253)	83
Gain on disposal of solar power systems	(1,666)	—	(10,091)
Gain on disposal of investment in affiliates	(1,928)	(13,936)	(10,392)
Impairment loss of property, plant and equipment	21,866	11,854	6,084
Impairment loss of project assets	20,194	369	17,152
Impairment loss of investment	—	24,060	—
Loss (gain) on change in fair value of derivatives, net	22,218	(50,001)	(23,785)
Equity in earnings of unconsolidated investees	(28,948)	(10,779)	(7,256)
Allowance for credit losses	1,250	9,874	7,615
Non-cash operating lease expenses	14,318	19,260	14,321
Write-down of inventories	19,447	42,907	14,070
Share-based compensation	10,682	12,350	8,808
Unrealized gain (loss) from sales to affiliates	6,194	(66)	35,890
Derecognition of interest rate swap	—	4,439	—
Changes in operating assets and liabilities:
Accounts receivable trade	51,670	65,379	(284,785)
Accounts receivable, unbilled	(15,268)	(12,064)	(8,783)
Amounts due from related parties	(17,347)	26,828	(68,912)
Inventories	(312,781)	(180,974)	(518,741)
Value added tax recoverable	(849)	2,687	(21,873)
Advances to suppliers	(27,066)	(138,915)	(30,416)
Project assets	28,527	(443,730)	(73,375)
Prepaid expenses and other current assets	33,283	(72,188)	(85,754)
Other non-current assets	(24,037)	(11,913)	20,357
Accounts payable	209,175	(89,180)	11,023
Short-term notes payable	185,827	120,445	150,982
Amounts due to related parties	(5,798)	(9,773)	(171)
Other payables	42,810	10,386	126,215
Advances from customers	96,115	51,683	(53,998)
Operating lease liabilities	(12,566)	(19,369)	(15,803)
Other liabilities	(10,851)	179,911	41,835
Accrued warranty costs	4,624	(19,143)	9,413
Prepaid land use rights	2,622	452	1,647
Goodwill	1,005	—	—
Liability for uncertain tax positions	(4,775)	(623)	(7,281)
Deferred taxes	(12,455)	(21,439)	(67,386)
Net settlement of derivatives	(27,012)	33,054	31,886
Loss contingency accruals	4,126	1,115	(10,939)
Net cash provided by (used in) operating activities	600,111	(120,541)	(408,254)

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars)
Investing activities:
Investments in affiliates	(7,684)	(17,758)	(54,004)
Return of investment from affiliates	3,012	—	2,671
Proceeds from disposal of investment in affiliates	1,649	33,037	14,311
Purchase of property, plant and equipment and intangible assets	(291,182)	(334,781)	(428,725)
Proceeds from disposal of property, plant and equipment	—	—	18,555
Purchase of solar power systems	—	(160)	(775)
Proceeds from disposal of solar power systems	103	—	18,397
Net cash used in investing activities	(294,102)	(319,662)	(429,570)
Financing activities:
Proceeds from short-term borrowings	1,257,009	1,667,703	1,742,064
Repayment of short-term borrowings	(1,649,721)	(1,561,597)	(1,879,884)
Proceeds from long-term borrowings	530,990	207,632	588,082
Acquisition of non-controlling interests	(14,176)	—	(10,719)
Proceeds from non-controlling interests	11,488	261,332	10,003
Repayment to non-controlling interests	—	—	(6,588)
Net proceeds from issuance of common shares	—	—	148,510
Proceeds from third party financing liabilities	3,000	6,419	—
Proceeds from sales-leaseback arrangement	9,044	9,945	45,693
Distributions to tax equity investors	(1,120)	—	—
Repayment of finance lease obligation	(42,658)	(22,173)	(23,090)
Net proceeds from issuance of convertible notes	—	222,826	—
Payments for repurchase of convertible notes	(127,500)	—	—
Proceeds from subscription of employee stock ownership plan	—	36,342	—
Proceeds from exercise of stock options	875	1,035	—
Payments for repurchase of common shares	(11,845)	(5,963)	—
Net cash provided by (used in) financing activities	(34,614)	823,501	614,071
Effect of exchange rate changes	(6,965)	50,997	18,320
Net increase (decrease) in cash, cash equivalents and restricted cash	264,430	434,295	(205,433)
Cash, cash equivalents and restricted cash at the beginning of the year	940,990	1,205,420	1,639,715
Less: net decrease in cash, cash equivalents and restricted cash classified within assets held-for-sale	—	—	—
Cash, cash equivalents and restricted cash at the end of the year	1,205,420	1,639,715	1,434,282
Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	85,362	78,747	71,006
Income taxes paid, net of tax refund	40,454	38,193	57,396
Supplemental schedule of non-cash activities:
Property, plant and equipment costs included in other payables	244,483	244,512	299,664

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

	Years Ended December 31,
	2020	2021

	(In Thousands of U.S. Dollars)
Cash and cash equivalents	1,178,752	869,831
Restricted cash — current	458,334	560,633
Restricted cash — non-current	2,629	3,818
Total cash and cash equivalents, and restricted cash shown in the statements of cash flows	1,639,715	1,434,282

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

CSI and its subsidiaries (collectively, the “Company”) design, develop, and manufacture solar ingots, wafers, cells, modules and other solar power and battery storage products. In recent years, the Company has increased investment in its energy business, which primarily consists of solar and battery storage project development and sale, operating solar power systems and sale of electricity. As of December 31, 2021, major subsidiaries of CSI are included in Appendix 1.

In July 2020, the Company announced its plan to carve-out and publicly list its legacy Module and System Solutions (“MSS”) subsidiary, CSI Solar Co., Ltd., in China (“the IPO”). In preparation for the IPO, the Company successfully completed the restructuring of its business segments during the fourth quarter of 2020, and transferred China solar power system and project assets from CSI Solar to the Global Energy segment in November 2021 as part of the CSI Solar Co., Ltd. carve-out listing process. Refer to Note 22 for further information.

To qualify CSI Solar Co., Ltd. for the planned carve-out IPO and to bring in leading institutional investors and strategic partners (“third-party investors”), the Company also completed a capital raising in 2020 by transferring a portion of CSI Solar Co., Ltd. shares to third-party investors for an aggregate consideration of RMB1.50 billion (approximately $219,000), which was determined based on the equity value of CSI Solar Co., Ltd. of RMB7.50 billion (approximately $1,100,000). At the same time, selected employees also purchased existing CSI Solar Co., Ltd. shares from the Company for an aggregated consideration of RMB31 million (approximately $4,500) at the same price. As of December 31, 2020 and 2021, total proceeds of $224,553 were fully received and recorded as non-controlling interests in subsidiaries on the consolidated balance sheets.

In addition, CSI Solar Co., Ltd. approved an employee incentive plan (the “ESOP scheme”) and utilized a limited liability partnership (the “LLP”) as a vehicle to hold CSI Solar Co., Ltd. shares that will be used under the ESOP scheme. Eligible CSI Solar Co., Ltd. directors and employees and board members have collectively agreed to subscribe to equity interest in the LLP for an aggregate of RMB248 million($36,342) at a discount of 30%, or at an equity valuation of RMB5.25 billion (approximately $768,000), for which the vesting conditions include the successful completion of the IPO and service period. The ESOP scheme will be accounted for based on the grant date fair value which equals to the value of the discount benefited by the ESOP scheme participants. Compensation cost will be recognized over the vesting period upon and after completion of IPO, therefore, nil was recognized in the years ended December 31, 2020 and 2021. As of December 31, 2020 and 2021, $36,342 of subscription advances were fully received and recorded as other payables on the consolidated balance sheets.

As of December 31, 2020 and 2021, the third-party investors and Canadian Solar employees, in aggregate, owned 20.4% of for CSI Solar Co., Ltd. The Company’s wholly-owned global project development business, its Global Energy subsidiary, is not part of this transaction.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

(c)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates under different assumptions or conditions. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition (including determination of the allocation of the transaction price, determination of deconsolidation of the project companies, estimates of budget cost and estimates of variable consideration), allowance for credit losses on accounts receivable, other receivables and advances to suppliers, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, determination of assets retirement obligation (“ARO”) associated with long-lived assets, discount rates used to measure operating lease liabilities, accrual for warranty and the recognition of the benefit from the purchased warranty insurance, fair value estimate of financial instruments including foreign exchange option and forward contracts and other types of derivative, accrual for uncertain tax positions, valuation allowances for deferred tax assets, applying acquisition method of accounting to business acquisitions and the grant-date fair value of share-based compensation awards and related forfeiture rates.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(e)   Accounts receivable, unbilled

Accounts receivable, unbilled represents a contract asset for revenue that has been recognized in advance of billing the customer. The Company uses a cost-based input method to recognize revenue from battery storage solutions and EPC services when all relevant revenue recognition criteria have been met. Under this accounting method, revenue may be recognized in advance of billing the customer, which results in the recording of accounts receivable, unbilled. Once the Company meets the billing criteria under such contract, the rights to consideration becomes unconditional, it bills the customer and reclassifies the unbilled balance to accounts receivable trade. Billing requirements vary by contract, but are generally structured around completion of certain construction milestones.

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

The Company began purchasing credit insurance from insurers, such as the China Export & Credit Insurance Corporation, since 2009 for certain of its accounts receivable trade in order to reduce its exposure to bad debt loss. The Company provides an allowance for accounts receivable trade using primarily a specific identification methodology. An allowance is recorded based on the likelihood of collection from the specific customer regardless whether such account is covered by credit insurance. At the time the claim is made, the Company records a receivable from these insurers equal to the expected recovery up to the amount of the specific allowance. The Company had recorded a receivable from these insurers in prepaid expenses and other current assets of $386 and $1,409 as of December 31, 2020 and 2021, respectively and a corresponding reduction in bad debt expense.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(i)    Project assets

Project assets consist primarily of capitalized costs relating to solar and battery storage projects in various stages of development prior to the intended sale of the solar and battery storage projects to a third party customer. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar and battery storage power system. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, solar modules and related equipment. Interest costs incurred on debt during the construction phase and all deferred financing costs amortized during the construction phase are also capitalized within project assets.

Solar and battery storage projects are preliminarily classified as project assets unless the Company has intention not to sell them to third parties. In that case, these projects that the Company intends to hold and operate to generate electricity are classified as solar power systems on the consolidated balance sheets. As of December 31, 2020 and 2021, no battery storage power system were recorded on the consolidated balance sheets. During the development phase, solar and battery storage projects are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estates. The costs to construct solar and battery storage projects are presented as operating activities or investing activities in the consolidated statement of cash flows, if they are related to project assets or solar power systems, respectively. While the solar and battery storage projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that the sale will occur within one year. Appropriateness of the classification of the solar and battery storage projects is assessed based on the circumstances on each balance sheet date. Solar and battery storage projects that the Company intends to sell within one year, which meet the criteria of ASC 360, are classified as project assets-current.

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

The Company does not depreciate the project assets. Any revenue generated from a solar and battery storage power system connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. If circumstances change, and the Company intends to operate the project assets for the purpose of generating income from the sale of electricity, the project assets will be reclassified to solar and battery storage power systems.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Solar power systems

Solar power systems comprised of ground-mounted utility-scale projects that the Company intends to hold for use. The solar power systems are stated at cost less accumulated depreciation. The cost consists primarily of direct costs incurred in various stages of development prior to the commencement of operations. For a self-developed solar power system, the actual cost capitalized is the amount of the expenditure incurred for the application of the power purchase agreements (“PPA”) and performance based energy incentives, permits, consents, construction costs, interest costs capitalized, and other costs capitalized. For a solar power system acquired from third parties, the initial costs include the consideration transferred and certain direct acquisition costs. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred.

When solar power systems is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the balance sheets and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is recognized using the straight-line method over the estimated useful lives of the solar power systems of 20 to 25 years.

The Company reviews the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the actual lives of certain solar power systems were longer than the estimated useful lives used for depreciation purposes in the Company’s financial statements. As a result, effective January 1, 2022, the Company changed the estimates of its useful lives of its solar power systems from 20-25 years to 30 years, based on internal studies and market analysis that support a 30-year useful life as appropriate given advances in solar power technology. The useful life was not changed for projects to be transferred to an offtaker at the end of a PPA that is less than 30 years in duration. The change is being accounted for prospectively as a change in accounting estimate. Depreciation expense for the year ended December 31, 2021 would have been lowered by $2,186 if the change had been made at the beginning of 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(p)    Investments in affiliates

The Company uses the equity method of accounting for the investments. The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The amount associated with the share of earnings is considered as return on investment, and the rest of the amount is considered as return of investment.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2019, 2020 and 2021, the Company recorded nil, $24,060 and nil of impairment charges on its investments, respectively.

(q)    Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group’s carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss based on the fair value of the assets. The Company recorded impairment charges for long-lived assets of $21,866, $11,854 and $6,084 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(s)   Assets retirement obligation

Certain jurisdictions in which the Company’s long-lived assets are located or certain land lease agreements require the removal of the solar power systems when the project is decommissioned. Assets retirement obligation (“ARO”) for the estimated costs of decommissioning associated with long-lived assets at a future date are accounted for in accordance with ASC 410-20, Asset Retirement Obligations (“ASC 410-20”). ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its expected future value, while the capitalized cost is depreciated over the useful life of the related asset. The Company’s ARO included in solar power systems was not material as of December 31, 2020 and 2021.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Company’s leases do not contain any material residual value guarantees or material restrictive covenants. Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets.

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

The Company assesses ROU assets for impairment quarterly. When events or circumstances indicate the carrying value may not be recoverable, the Company evaluates the net book value of the asset for impairment by comparison to the projected undiscounted future cash flows. If the carrying value of the asset is determined to not be recoverable and is in excess of the estimated fair value, the Company recognizes an impairment charge in asset impairments on its consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

Solar power products and materials

Solar power products, including solar modules, other solar power products, solar system kits and materials related to solar power products are transferred at a point in time when the customer obtains control of the products, which is typically upon shipment or delivery depending on the contract terms. Revenues of solar product sales also include charges to customers for shipping and handling activities. Sales agreements typically contain the assurance-type customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions, see note 2 (aa) for the Company’s accounting policy for warranty.

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

Battery storage solutions and EPC services

The Company recognizes revenue for the sales of battery storage solutions (system integration business, delivering turnkey battery storage technology solutions) and EPC services over time based on the estimated progress to completion using a cost-based input method. This includes the advances that battery storage customers are required to make on the value of their battery storage solution that is treated as deferred revenue on the Company’s consolidated balance sheet and then recognized as revenue over time based on the estimated progress to completion.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)  Revenue recognition (Continued)

In applying the cost-based input method of revenue recognition, the Company uses the actual costs incurred relative to the total anticipated costs to determine its progress towards contract completion and to calculate the corresponding amount of revenue to recognize. The Company is also required to make estimates of revenues and costs to complete its projects. In making such estimates, significant judgment is required to evaluate the underlying assumptions, including the impact of any performance incentives, liquidated damages, and other payments to customers. If estimated total costs of any contract are greater than the estimated net revenues of the contract, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates using the cost-based input method of revenue recognition are recorded in the period in which the revisions are identified.

Solar and battery storage projects

Sales of solar power projects and battery storage power projects (project development business, including sourcing land, interconnection, structuring power purchase agreements and other permits and requirements for battery storage projects) are recognized at a point in time when customers obtain control of solar and battery storage projects. For sales of solar and battery storage projects in which the Company obtains an interest in the project sold to the customer, the Company recognizes all of the revenue for the consideration received, including the fair value of the non-controlling interest it obtained, and defer any profit associated with the interest obtained.

The solar and battery storage projects are often held in separate legal entities which are formed for the special purpose of constructing the solar and battery storage projects, which the Company refers to as “project companies”. The Company applies guidance under ASC 810 to determine deconsolidation of the project companies upon transfer of equity interest to the customers, and then applies guidance under ASC 606 to identify performance obligations, and to estimate the variable consideration, if any, as part of the transaction price for revenue recognition.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)   Revenue recognition (Continued)

Electricity revenue

Electricity revenue is generated primarily by the Company’s solar power plants under long-term PPAs and performance based energy incentives. For electricity sold under PPAs, the Company recognizes electricity revenue based on the price stated in the PPAs when electricity has been generated and transmitted to the grid. Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity when the attached conditions have been met and there is reasonable assurance that the incentives will be received. During the years ended December 31, 2019, 2020 and 2021, the Company recognized performance-based energy incentives related to electricity generated of $3,915, $6,628 and $9,402, respectively, in revenue.

The Company’s electricity revenue during the years ended December 31, 2019, 2020 and 2021 were as follows:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
Electricity Revenue:
CSI Solar Segment	5,866	9,077	15,302
Global Energy Segment	—	629	14,118
	5,866	9,706	29,420

Disaggregation of Revenue

The disaggregation of revenue from contracts with customers for the years ended December 31, 2019, 2020, and 2021 has been disclosed under Segment Information. See Note 22 for details of revenues generated from each product or service and revenues generated from different geographic locations.

The following table represents a disaggregation of revenue recognized at a point in time or over time (Comparative period financial information for 2019 by reportable segment has been recast to conform to current presentation. Refer to Note 22 for further information.):

	Years Ended December 31,
	2019	2020	2021
CSI Solar Segment:
Revenue recognized at a point in time	$2,210,459	$2,704,332	$3,881,573
Revenue recognized over time	271,389	45,996	271,513

Global Energy Segment:
Revenue recognized at a point in time	696,326	687,759	1,068,179
Revenue recognized over time	22,409	38,408	55,904
	3,200,583	3,476,495	5,277,169

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)   Revenue recognition (Continued)

The Company’s contract assets and liabilities are as follow:

	At December 31,	At December 31,
	2020	2021
Contract Assets
Accounts receivable, unbilled	$28,461	$37,244

Contract Liabilities
Advances from customers	189,470	135,512
Other current liabilities	35,012	98,494
	224,482	234,006

For the year ended December 31, 2021, $199,140 of the Company’s revenue was recognized from the beginning balance of contract liabilities as of January 1, 2021. Contract liabilities of $234,006 as of December 31, 2021 are expected to be realized within one year.

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

(x)   Shipping and handling

Payments received from customers for shipping and handling activities are included in net revenues. Shipping and handling costs relating to sales of $88,079, $134,248 and $316,358, are included in selling and distribution expenses for the years ended December 31, 2019, 2020 and 2021, respectively.

(y)    Research and development

Costs related to the design, development, testing and enhancement of products are included in research and development expenses. Research and development costs are expensed when incurred and amounted to $47,045, $45,167 and $58,407 for the years ended December 31, 2019, 2020 and 2021, respectively.

(z) Other operating income, net

Other operating income, net primarily consists of gains or losses on disposal of solar power systems and property, plant and equipment, government grants received and insurance claims on weather-related project damages.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(z) Other operating income, net (Continued)

Government grants primarily consist of unrestricted and restricted grants and subsidies. Unrestricted grants received that allowed the Company’s full discretion in utilizing the funds are recognized as other operating income when it is probable that all the conditions stipulated by the local governments, generally for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments, have been satisfied. Restricted grants received that are related to prepaid land use rights, property, plants and equipment and certain projects, are recorded as deferred subsidies in other non-current liabilities and are amortized on a straight-line basis over the term of related assets.

The following table summarizes the Company’s other operating income, net:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
Government grants	(10,097)	(24,245)	(38,468)
Net gain on disposal of solar power system	(1,666)	—	(10,091)
Net (gain) loss on disposal of property, plant and equipment	1,227	(253)	83
(Insurance claims on) weather-related project damages	—	(1,025)	1,408
	(10,536)	(25,523)	(47,068)

(aa) Warranty cost

Before 2009, the Company typically sold its standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In 2009, the Company increased its guarantee for defects in materials and workmanship to six years. In 2011, the Company increased its guarantee for defects in materials and workmanship to ten years.

In 2019, the Company increased its guarantee for defects in materials and workmanship up to 12 years and the Company warrant that, for a period of 25 years, its standard polycrystalline modules will maintain the following performance levels: (i) during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output; (ii) from the second year to the 24th year, the actual annual power output decline of the module will be no more than 0.7%; and (iii) by the end of the 25th year, the actual power output of the module will be no less than 80.7% of the labeled power output.

The Company has provided warranty against decline in performance for its bifacial module and double glass module products for a period of 30 years.

For solar projects built by the Company, the Company provides a limited workmanship or balance of system warranty against defects in engineering design, installation and construction under normal use, operation and service conditions for a period of up to ten years following the energizing of the solar project. In resolving claims under the workmanship or balance of system warranty, the Company has the option of remedying through repair, refurbishment or replacement of equipment. The Company has entered into similar workmanship warranties with its suppliers to back up a portion of its warranties.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Company has entered into agreements with a group of insurance companies with high credit ratings to back up a portion of its warranties. The insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incurs under the terms of its solar module product warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortizes them over the respective policy periods. The unamortized carrying amount is $1,728 and $528 as of December 31, 2020 and 2021, respectively and was included as a component of prepaid expenses and other current assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aa) Warranty cost (Continued)

As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company’s consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation, which is 25 or 30 years and is treated as a non-current asset consistent with the underlying warranty obligation. When a specific claim is submitted, and the corresponding insurance proceeds are expected to be collected within twelve months of the balance sheet date, the Company will reclassify that portion of the receivable as being current. The insurance receivable amounts were $82,532 and $87,729 as of December 31, 2020 and 2021, respectively, and were included as a component of other non-current assets.

The Company made upward adjustments to its accrued warranty costs of $2,622 and other non-current assets of $2,153 for the year ended December 31, 2021, to reflect the recent increase in average selling price of solar modules as well as the volume increase in solar modules shipment, which are two primary inputs into the estimated warranty costs. Accrued warranty costs (net effect of adjustments) of $28,044, $26,931 and $45,053 are included in cost of revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Foreign currency risk

The majority of the Company’s sales in 2019, 2020 and 2021 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars, South African rand and Canadian dollars. The Company’s Renminbi costs and expenses are primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, such as PV glass and aluminum, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, the Company enters into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Australian dollars and Euros. Most of its cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollars, Renminbi, Canadian dollars, Japanese yen, Euros, Brazilian reals, South African rand and Thai baht, may result in foreign exchange gains or losses. Since 2008, the Company has hedged part of its foreign currency exposures primarily against the U.S. dollars using foreign currency forward or option contracts.

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

The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2020 and 2021, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	As of December 31,
	2020		2021
	$		$
Supplier A	43,821		52,257
Supplier B	—	(1)	37,117
Supplier C	—	(1)	36,026
(1)	Not in excess of 10% of total advances to suppliers as of December 31, 2020.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company’s restricted cash balance and listed equity securities for all periods presented uses level one fair value inputs.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

(aj) Risks and uncertainties related to the COVID-19 pandemic

The COVID-19 pandemic has continued to pose significant challenges to many aspects of the Company’s business, including its operations, customers, suppliers and projects. The extent to which the COVID-19 has and may persist to impact the Company’s ability to effectively operate continues to be highly uncertain. The outbreak continues to evolve, and the impact that COVID-19, or new variants of COVID-19, will ultimately have on the Company’s result of operations, financial condition, liquidity and cash flows cannot be estimated and is impossible to predict. The Company will continue to monitor and adhere to the policies, lockdowns, restrictions, and preventive measures implemented by the various government authorities, as well as general movement restrictions, social distancing and other measures imposed to slow the spread of COVID-19.

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

(ak) Recently issued accounting pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies income tax accounting in various areas including, but not limited to, the accounting for hybrid tax regimes, tax implications related to business combinations, and interim period accounting for enacted changes in tax law, along with some codification improvements. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. Certain changes in the standard require retrospective or modified retrospective adoption, while other changes must be adopted prospectively. The Company adopted this standard effective January 1, 2021. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848)”, to provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The new guidance is effective, at the Company’s election, beginning March 12, 2020 through December 31, 2022. In addition, in January 2021 the FASB issued ASU No. 2021-01, “Reference Rate Reform — Scope,” which clarified the scope of ASC 848 relating to contract modifications. With the planned discontinuation of LIBOR as a benchmark in June 2023 the Company has evaluated alternatives for its debt that utilizes LIBOR as a reference rate. The company has $956,523 of LIBOR debt as of December 31, 2021 and projects the balance will be approximately $530,662 by the June 2023 discontinuance date. All of the Company’s LIBOR debt agreements contemplate a change to the Secured Overnight Financing Rate (SOFR) as the reference rate upon discontinuance of LIBOR, with no exposure to the Company.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ak) Recently issued accounting pronouncements (Continued)

In August, 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The new standard was effective for the Company beginning January 1, 2022. The adoption of this new standard is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, to increase the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The new standard was effective for the Company beginning January 1, 2022. The Company is currently evaluating the impact of adopting this guidance and the potential effects it could have on the Company’s consolidated financial statements.

3. ALLOWANCE FOR CREDIT LOSSES

Allowance for credit losses is comprised of allowances for accounts receivable trade, advances to suppliers and other receivables. Other receivables was included as a component of prepaid expenses and other current assets.

Accounts receivable trade, net consisted of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Accounts receivable trade, gross	449,251	698,498
Allowance for credit losses	(40,293)	(47,126)
Accounts receivable trade, net	408,958	651,372

Advances to suppliers, net consisted of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Advances to suppliers, gross	299,019	279,800
Allowance for credit losses	(19,700)	(19,682)
Advances to suppliers, net	279,319	260,118

Other receivable, net consisted of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Other receivable, gross	238,779	280,350
Allowance for credit losses	(8,802)	(9,397)
Other receivable, net	229,977	270,953

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table presents the change in the allowances for credit losses related to the Company’s accounts receivable trade and advances to suppliers:

		Advances to
	Accounts Receivable	Suppliers and
	Trade	Other Receivable
	$	$
Balance as of December 31, 2018	32,733	30,630
Allowances made (reversed) during the year, net	(1,386)	2,657
Accounts written-off against allowances	(309)	(1,452)
Foreign exchange effect	(1,493)	(123)
Balance as of December 31, 2019	29,545	31,712
Cumulative-effect adjustment for the adoption of ASU 2016-13	—	—
Provision for credit losses, net	9,785	1,647
Writeoffs	(639)	(5,490)
Foreign exchange effect	1,602	633
Balance as of December 31, 2020	40,293	28,502
Provision for credit losses, net	7,171	444
Writeoffs	(197)	(53)
Foreign exchange effect	(141)	186
Balance as of December 31, 2021	47,126	29,079

4. INVENTORIES

Inventories consist of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Raw materials	90,308	155,433
Work-in-process	69,132	117,509
Finished goods	536,541	919,432
	695,981	1,192,374

Finished goods include modules of $181,012 and $163,078 as of December 31, 2020 and 2021, respectively, that allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit by satisfying the 5% safe harbor method outlined in the U.S. Internal Revenue Service (IRS) guidance notice.

In 2019, 2020 and 2021, inventory was written down by $19,447, $42,907 and $14,070, respectively, to reflect the lower of cost and net realizable value.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

5. PROJECT ASSETS

Project assets consist of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Project assets — Acquisition cost	44,549	70,651
Project assets — EPC and other cost	1,092,917	956,710
	1,137,466	1,027,361
Current portion	747,764	594,107
Non-current portion	389,702	433,254

The Company recorded impairment loss on project assets of $20,194, $369 and $17,152 for the years ended December 31, 2019, 2020 and 2021, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Buildings	533,647	724,940
Leasehold improvements	14,804	32,995
Machinery	1,191,780	1,477,638
Furniture, fixtures and equipment	75,656	86,616
Motor vehicles	7,643	9,833
Land	20,231	31,691
	1,843,761	2,363,713
Accumulated depreciation	(827,601)	(1,019,988)
Impairment	(52,149)	(42,828)
Subtotal	964,011	1,300,897
Construction in process	193,720	100,980
Property, plant and equipment, net	1,157,731	1,401,877

Depreciation expense of property, plant and equipment was $148,034, $197,600 and $266,956 for the years ended December 31, 2019, 2020 and 2021, respectively. Construction in process primarily represents production facilities under construction and the machinery under installation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

7. SOLAR POWER SYSTEMS, NET

Solar power systems, net consist of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Solar power systems in operation	182,232	117,339
Solar power systems under construction	6,565	4,684
Accumulated depreciation	(30,535)	(13,760)
Solar power systems, net	158,262	108,263

Depreciation expense of solar power systems was $6,379, $6,396 and $11,212 for the years ended December 31, 2019, 2020 and 2021, respectively.

8. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	Gross
	Carrying	Accumulated
At December 31, 2021	Amount	Amortization	Net
	$	$	$
Technical know-how	1,577	(1,562)	15
Computer software	39,059	(20,082)	18,977
Total intangible assets, net	40,636	(21,644)	18,992

	Gross
	Carrying	Accumulated
At December 31, 2020	Amount	Amortization	Net
	$	$	$
Technical know-how	1,543	(1,525)	18
Computer software	41,085	(18,674)	22,411
Total intangible assets, net	42,628	(20,199)	22,429

Amortization expense for the years ended December 31, 2019, 2020 and 2021 were $5,310, $5,122 and $4,601, respectively.

Amortization expenses of the above intangible assets are expected to be approximately $4,409, $3,228, $2,691, $2,198, $2,052 and $4,414 for the years ending December 31, 2022, 2023, 2024, 2025, 2026 and thereafter, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

As of December 31, 2020 and 2021, with the exception of its listed equity securities which was measured based on unadjusted quoted prices for identical assets in active market (Level 1 inputs), the Company’s financial assets and liabilities were measured at fair value on a recurring basis in periods subsequent to their initial recognition all using the significant other observable inputs (Level 2 inputs).

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

The Company’s foreign currency derivative instruments relate to foreign exchange options or forward contracts involving major currencies such as Renminbi, Brazilian reals, Euros, Canadian dollars and South African rand. Since its derivative instruments are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

Interest rate swap and commodity hedge

In July 2020, the Company completed the sale of its class B membership interests in the Roserock project to an unrelated third party, and consequently the Company’s interest rate swap contracts with total notional amounts of approximately $399,000 were paid off following the loan repayment.

In 2021, the Company entered into commodity hedge to manage part of its risks of rising raw material costs.

The estimated fair value of interest rate swaps and commodity hedge was measured based on observable market data, which were considered Level 2 inputs.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

The fair value of derivative instruments on the consolidated balance sheets as of December 31, 2020 and 2021 and the effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Fair Value of Derivative Assets
	At December 31, 2020		At December 31, 2021
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative assets — current	22,178	Derivative assets — current	7,124
Foreign exchange option contracts	Derivative assets — current	1,173	Derivative assets — current	162
Interest rate swap	Other non-current assets	—	Other non-current assets	76
	Total	23,351	Total	7,362

	Fair Value of Derivative Liabilities
	At December 31, 2020		At December 31, 2021
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative liabilities — current	10,753	Derivative liabilities — current	2,622
Foreign exchange option contracts	Derivative liabilities — current	2	Derivative liabilities — current	—
	Total	10,755	Total	2,622

		Amount of Gain (Loss)
		Recognized in Statements
	Location of	of Operations
	Gain (Loss) Recognized	Years Ended December 31
	in Statements of Operations	2019	2020	2021
		$	$	$
Foreign exchange forward contracts	Gain (loss) on change in fair value of derivatives, net	(20,249)	49,807	22,582
Foreign exchange option contracts	Gain (loss) on change in fair value of derivatives, net	(1,022)	1,376	220
Commodity hedge	Gain (loss) on change in fair value of derivatives, net	—	—	983
Interest rate swap	Gain (loss) on change in fair value of derivatives, net	(947)	(1,182)	—
	Total	(22,218)	50,001	23,785

Listed equity securities

In December 2020, the Company received shares of a company that is listed on Shenzhen stock exchange for the disposal of its ownership of Suzhou iSilver Materials Co., Ltd, valued at RMB91,370 (approximately $14,003) on the transaction date as part of the consideration. These shares were carried at fair value of $15,056 and $20,195 as of December 31, 2020 and 2021, respectively, included as a component of Prepaid expenses and other current assets. Unrealized gains on these shares of $1,048 and $4,744 was recorded as investment income in the consolidated statements of operations for the years ended December 31, 2020 and 2021, respectively.

Other fair value measurements

The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required. The Company assesses ROU assets for impairment quarterly. If the carrying value of ROU asset is determined to not be recoverable and is in excess of the estimated fair value, the Company recognizes an impairment charge in asset impairments on its consolidated statements of operations.

The Company recorded impairment charges for certain manufacturing asset group of $21,866, $11,854 and $6,084 for the years ended December 31, 2019, 2020 and 2021, respectively. The fair value of these assets was measured based on prices offered by unrelated third-party willing buyers and classified as Level 3 fair value measurements as the offering prices are not observable. The impairment was recorded in general and administrative expenses of CSI Solar segment on its consolidated statements of operations.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

Other fair value measurements (Continued)

The Company recorded impairment loss on project assets of $20,194, $369 and $17,152 for the years ended December 31, 2019, 2020 and 2021, respectively. The fair value of project assets was measured based on prices offered by unrelated third-party willing buyers and classified as Level 3 fair value measurements as the offering prices are not observable. The impairment was recorded as cost of revenues on its consolidated statements of operations.

The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under the U.S. GAAP.

The carrying values of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amounts due from related parties, other receivables, accounts payables, short-term notes payable, amounts due to related parties, other payables and short-term borrowings approximate their fair values due to the shorter -term maturity of these instruments. Long-term borrowings were $446,090 and $523,634 as of December 31, 2020 and 2021, respectively, which approximate their fair values since most of the borrowings contain variable interest rates. The fair value of long-term borrowings was measured based on discounted cash flow approach, which is classified as Level 2 as the key inputs can be corroborated with market data.

The carrying value of the Company’s outstanding convertible notes was $223,214 and $224,675 as of December 31, 2020 and 2021, respectively, which approximates the fair value.

10. VARIABLE INTEREST ENTITIES

Since 2016, the Company, through its subsidiaries, entered into silent partnership agreements and/or various types of bankruptcy remote arrangements for the sole purpose of holding Japan project companies. Under the silent partnership agreements and/or the bankruptcy remote arrangements, the project companies are considered VIEs in which the Company has no majority equity interests, but is entitled to substantially all of the economic interests of the projects. In addition, the Company has the power to make decisions over the activities that most significantly impact the economic performance of the projects under the asset management agreement signed simultaneously between the project companies and a wholly-owned subsidiary, Canadian Solar Projects K.K. As such, the Company concluded it was the primary beneficiary of the project companies and thus these project companies were accounted for as consolidated VIEs since their establishment. The Company does not retain any ownership interest nor control of the bankruptcy remote entities, which individually and, in the aggregate, are insignificant.

As of December 31, 2020 and 2021, the carrying amounts and classifications of the consolidated VIEs’ major assets and liabilities with immaterial items combined, excluding intercompany balances which are eliminated upon consolidation, included in the Company’s consolidated balance sheets are as follows:

	At December 31,	At December 31,
	2020	2021
	$	$
Cash	42,064	48,200
Project assets	337,836	289,315
Other assets	79,580	53,091
Total assets	459,480	390,606

Short-term borrowings	180,773	113,857
Long-term borrowings	52,408	106,880
Other liabilities	60,845	36,872
Total liabilities	294,026	257,609

Net income and overall cash flow activities during the years ended December 31, 2020 and 2021 were immaterial to the Company’s consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES

Investments in affiliates consist of the following:

	At December 31,
	2020		2021
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
	$	(%)	$	(%)
Canadian Solar Infrastructure Fund, Inc.	19,980	14.66	12,889	14.64
Suzhou Financial Leasing Co., Ltd.	23,969	4.78	27,026	4.78
RE Crimson Holdings LLC	—	—	18,854	20
JuSheng (Suzhou) Solar Tech Co., Ltd.	—	—	6,274	4.55
Others	34,342	15-49	33,776	20-49
Total	78,291		98,819

In 2017, Canadian Solar Infrastructure Fund, Inc. (“CSIF”) completed its initial public offering. On March 5, 2021, CSIF issued 151,500 investment units at 125,115 Japanese yen per unit through public offering, the Company purchased 22,725 units in the amount of JPY2,843,238 ($25,683). Through its initial private placement of 1,500 units, the purchase of 25,395 units in the initial public offering on October 26, 2017 and allotment of 7,000 units on September 5, 2018, the Company held a total of 56,620 units as of December 31, 2021 at a total subscription amount of JPY6,247,998 ($55,697). As of December 31, 2020 and 2021, the Company owned 14.66% and 14.64% of total units of CSIF, respectively. One out of the three members of the board of directors of CSIF represents the Company. The quorum for a board resolution of CSIF is a majority of the members of the board of directors, and the adoption of a resolution requires a majority of the votes present. As such, the Company is considered having significant influence over the investee and the equity method is used in this investment.

In 2015, the Company, through CSI Solar Co., Ltd., established an entity, Suzhou Financial Leasing Co., Ltd. with 4.78% effective interests. One of five board members is designated by CSI Solar Co., Ltd. This investment is accounted for under the equity method as CSI Solar Co., Ltd. has significant influence over the investee.

In September 2021, the Company, through its wholly owned subsidiary, Recurrent Energy, LLC, completed the sale of its 80% stake in RE Crimson Holdings LLC (“Crimson”) to an unrelated third party. Effective with the sale of the equity interests, the Company ceased having controlling financial interests in Crimson, and accounted for the transaction as partial sales of real estates under ASC 360-20. The Company considered that it would continue to exercise significant influences over its retained 20% equity interests in Crimson, and has accounted for these interests pursuant to the equity method of accounting. In connection with the sale, $123,135 was recognized as revenue, and with the loss of controlling financial interests in Crimson, the Company derecognized net assets of $42,333 and recognized the retained equity interests in investments in affiliates on its consolidated balance sheets.

In October 2021, the Company, through CSI Solar Co., Ltd., acquired a 4.55% effective interest in JuSheng (Suzhou) Solar Tech Co., Ltd.. This investment is accounted for by CSI Solar Co., Ltd. under the equity method as it designated a representative director to participate in the investee’s policy-making processes and exercised significant influence over the investee.

In December 2020 and December 2021, the Company completed the sales of its majority interests in Horus Solar S.A. De Capital Variable (“Horus”) which holds its Horus project, and Recursos Solares PV De México II S.A. De Capital Variable (“Recursos”) which holds its Tastiota project, respectively, to unrelated third parties. In connection with these sales, the Company’s interest in Horus and Recursos decreased to 49%. In connection with these sales, $100,896 and $113,843 were recognized as revenue in 2020 and 2021, respectively and the Company’s interest in Horus and Recursos have each decreased to 49%. With the loss of controlling financial interests in Horus and Recursos, the Company derecognized net assets of $10,363 and $7,527 in 2020 and 2021, respectively, and recognized the retained equity interests as investments in affiliates on its consolidated balance sheets.

Equity in earnings of unconsolidated investees were $28,948, $10,779 and $7,256 for the years ended December 31, 2019, 2020 and 2021, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. LEASE

The Company leases office space, office equipment and vehicles for solar power plants construction, and manufacturing facilities in various regions where the Company operates. Leased assets are mainly located in the PRC, United States and Canada.

The leases considered as ROU assets have various terms of up to twenty years. The Company also has certain leases with terms of 12 months or less, which are not recorded on the consolidated balance sheet.

The components of lease expenses were as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2021
	$	$
Finance lease cost:
Amortization of right-of-use assets	8,036	14,920
Interest on lease liabilities	1,497	1,349
Operating fixed lease cost	19,630	18,443
Short-term lease cost	850	1,884
Total lease cost	30,013	36,596

Other supplemental information related to leases is summarized below:

	Year ended	Year ended
	December 31, 2020	December 31, 2021
	$	$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from finance lease	(1,497)	(1,349)
Operating cash outflows from operating lease	(20,589)	(19,972)
Financing cash outflows from finance lease	(19,163)	(35,554)
ROU assets obtained in exchange of new finance lease liabilities in non-cash transaction	10,666	60,102
ROU assets obtained in exchange of new operating lease liabilities in non-cash transaction	14,892	24,694
ROU assets disposed through early termination of operating leases in non-cash transaction	(6,572)	(1,880)

	At December 31,	At December 31,
	2020	2021
Weighted average of remaining operating lease term - finance leases (in years)	0.90	2.66
Weighted average of remaining operating lease term - operating leases (in years)	3.07	4.40

Weighted average of operating lease discount rate - finance lease	5.54%	4.95%
Weighted average of operating lease discount rate - operating lease	4.18%	4.34%

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. LEASE (Continued)

As of December 31, 2021, maturities of operating and finance lease liabilities were as follows:

	Operating Lease	Finance Lease	Total Lease
	Payment	Payment	Payment
	$	$	$
Year Ending December 31:
2022	12,768	20,381	33,149
2023	7,941	17,052	24,993
2024	4,833	16,272	21,105
2025	1,880	—	1,880
2026	2,398	—	2,398
Thereafter	10,651	—	10,651
Total future minimum lease payments	40,471	53,705	94,176
Less: imputed interest	5,071	3,552	8,623
NPV for future minimum lease payments	35,400	50,153	85,553

Analysis as:
Short-term	12,185	18,749	30,934
Long-term	23,215	31,404	54,619
Total lease liabilities	35,400	50,153	85,553

As of December 31, 2020, maturities of operating and finance lease liabilities were as follows:

	Operating Lease	Finance Lease	Total Lease
	Payment	Payment	Payment
	$	$	$
Year Ending December 31:
2021	14,374	22,706	37,080
2022	7,427	2,514	9,941
2023	3,632	—	3,632
2024	1,242	—	1,242
2025	369	—	369
Thereafter	1,859	—	1,859
Total future minimum lease payments	28,903	25,220	54,123
Less: imputed interest	467	963	1,430
NPV for future minimum lease payments	28,436	24,257	52,693

Analysis as:
Short-term	15,204	21,887	37,091
Long-term	13,232	2,370	15,602
Total lease liabilities	28,436	24,257	52,693

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS

Borrowings consist of the following:

	At December 31,	At December 31,
	2020	2021
	$	$
Short-term borrowings	912,549	1,092,329
Long-term borrowings, current portion	289,736	178,886
Long-term borrowings on project assets — current (1)	198,794	321,655
Subtotal for short-term borrowings	1,401,079	1,592,870
Long-term borrowings	446,090	523,634
Total	1,847,169	2,116,504
(1)	Certain long-term borrowings were classified as current liabilities because these borrowings are associated with certain solar and battery storage projects that are expected to be sold within one year.

As of December 31, 2021, the Company had contractual credit facilities of $3,357,009, of which $1,595,684 has been drawn under borrowings and $511,700 has been drawn under arrangements with banks including bank guarantees, letters of credit and short-term notes payable, and $1,249,625 was available for draw down upon demand. In addition, as of December 31, 2021, the Company also had uncommitted credit facilities of $962,564, of which $375,963 has been drawn under borrowings and $250,321 under arrangements with banks including bank guarantees, letters of credit and short-term notes payable. As of December 31, 2021, $514,756 of the Company’s borrowings under its energy business were non-recourse in nature.

As of December 31, 2021, borrowings of $1,348,352 were secured by property, plant and equipment with carrying amounts of $417,055, inventories of $163,910, prepaid land use rights of $52,253, restricted cash of $67,031, accounts receivable of $32,481, equity interest of $348,238 and project assets and solar power systems of $682,136. These borrowings were recorded as short-term borrowings of $596,484, long-term borrowings, current portion of $98,949, long-term borrowings on project assets – current of $318,506 and long-term borrowings of $334,413.

The Company’s significant borrowings during the years ended December 31, 2020 and 2021 were as follows:

In 2016, Canadian Solar Projects K.K. obtained a syndicated three-year loan facility of JPY9,600,000 ($85,200) with Sumitomo Mitsui Banking Corporation (“SMBC”), acting as the lead arranger and 13 other participating financial institutions. The facility is unsecured and is guaranteed by the Company. The loan proceeds may be used to develop its solar project pipeline in Japan and for general corporate working capital purposes. In October 2020, the facility agreement was renewed with 11 participating financial institutions led by SMBC at a term of two years and a facility amount of JPY9,100,000 ($88,200). In September 2021, the subsidiary further expanded the facility to JPY10,000,000 ($89,859) and the facility will mature in September 2024. As of December 31, 2021, the loan was fully drawn and all the requirements of financial covenants were met.

In 2019, Canadian Solar Manufacturing (Thailand) Co.,Ltd. obtained a five-year syndicated credit facility of $188,000 with the Siam Commercial Bank Public Company Limited (“SCB”), acting as the lead arranger and China Minsheng Banking Corporation Ltd as one of the lenders. The facility is guaranteed by the Company. Under the same facility agreement, the subsidiary obtained a working capital facility of THB3,540,000 ($106,729) from SCB to support the operations of its manufacturing company in Thailand. As of December 31, 2021, the long-term loan outstanding balance was $61,506 and the outstanding balance of working capital facility was $103,487. As of December 31, 2021, all the requirements of financial covenants were met.

In 2020, Recurrent executed a $75,000 development loan with Nomura. The loan facility leverages Recurrent’s pipeline of solar and battery storage projects in the U.S. and Canada and is guaranteed by the Company. In November 2021, the facility was renewed with an extended amount totaling $125,000 that matures in November 2023. As of December 31, 2021, the loan was fully drawn, and all the requirements of financial covenants were met.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS (Continued)

In 2020, Suntop Finco Pty Ltd. and Gunnedah Finco Pty Ltd. obtained a syndicated five-year non-recourse facility of AUD289,419 ($206,022) with Australia and New Zealand Banking Group Limited acting as the facility agent and 3 other financial institutions, to finance the construction of the Suntop and Gunnedah Solar Farms in Australia. The facility is secured by the project assets and will mature in 2025. As of December 31, 2021, the outstanding balance was $154,027 and all the requirements of financial covenants were met.

In February 2021, Azuma Kofuji Daiichi Hatsudensho G.K. obtained a JPY24,513,530 ($230,759) project finance loan facility with Nomura Capital Investment Co., Ltd. acting as lead arranger and other participating financial institutions. The facility is for construction of the 100MWp Azuma Kofuji project in Japan. The project finance loan is secured by project assets and will mature in November 2023, As of December 31, 2021, the outstanding balance was $105,542 and all the requirements of financial covenants were met.

In Mar 2021, four Japanese subsidiaries issued JPY8,100,000 ($73,167) of non-recourse green project bonds to construct 42.8 MW of projects in Japan. The project bonds are secured by project assets and will mature in 2039.

In April 2021, CSI Solar Co., Ltd. and Canadian Solar Manufacturing (Changshu) Inc. entered into two credit facilities in the aggregate of RMB1,150,000 ($177,820) with Bank of China to support manufacturing operations in China. CSI Solar Co., Ltd. is the borrower or guarantor of these credit facilities and the credit facilities mature in March 2023.. As of December 31, 2021, $135,008 was drawn.

In August 2021, Canadian Solar Manufacturing (Changshu) Inc. entered into a RMB600,000 ($92,766) one-year credit facility with China Merchants Bank. The credit facility is unsecured and is guaranteed by CSI Solar Co., Ltd and matures in August 2022. As of December 31, 2021, $62,333 was drawn, and all the requirements of financial covenants were met.

In November 2021, Canadian Solar Sunenergy (Jiaxing) Co. Ltd. (formerly known as CSI Modules (Jiaxing) Co., Ltd.) entered into a RMB580,000 ($90,918) long term loan facility with Shanghai Pudong Development Bank. The loan facility is secured by certain property, plant and equipment, guaranteed by CSI Solar Co., Ltd., and matures in November 2028. As of December 31, 2021, $7,387 was drawn. As of December 31, 2021, all the requirements of financial covenants were met.

These obtained long-term borrowings mentioned above bear effective floating interest rates from 1.0% to 5.7%.

Future principal repayments on the long-term borrowings are as follows. Included in the future principal repayment of 2022 are $321,655 of long-term borrowings on project assets – current, associated with certain solar and battery storage projects that are expected to be sold within one year:

2022	$500,541
2023	336,504
2024	160,043
2025	6,822
2026	4,783
Thereafter	15,482
Total	1,024,175
Less: future principal repayment related to long-term borrowings, current portion	(500,541)
Total long-term portion	$523,634

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS (Continued)

Interest expenses

Average effective interest rates on borrowings are as follows:

	At December 31,	At December 31,
	2020	2021
Short-term borrowings	3.26%	3.03%
Long-term borrowings on project assets – current	3.63%	3.04%
Long-term borrowings	4.37%	3.46%

The Company capitalized interest costs incurred on borrowings obtained to finance construction of solar and battery storage projects or property, plant and equipment until the asset is ready for its intended use. The interests incurred during the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
Interest capitalized — project assets	10,794	10,197	17,316
Interest capitalized — property, plant and equipment	2,620	154	—
Interest expense	81,326	71,874	58,153
Total interest incurred	94,740	82,225	75,469

14. SHORT-TERM NOTES PAYABLE

The Company enters into arrangements with banks whereby the banks issue notes to the Company’s vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the banks’ settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company’s restricted cash balances and other deposits with the same bank, the notes payable does not represent cash borrowings from the bank. As of December 31, 2020 and 2021, short-term notes payable was $710,636 and $881,184, respectively.

15. ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
Beginning balance	50,605	55,878	37,732
Warranty provision	28,044	26,931	45,053
Warranty costs incurred	(23,282)	(46,067)	(35,432)
Foreign exchange effect	511	990	(2,207)
Ending balance	55,878	37,732	45,146

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $602,460 as of December 31, 2021.

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

As of December 31, 2020 and 2021, the carrying value of the convertible notes was $223,214 and $224,675, net of unamortized issuance costs of $6,786 and $5,325, respectively. The debt issuance costs are being amortized through interest expense over the period from September 16, 2020, the date of issuance, to October 1, 2025, the date of expiration, using the effective interest rate method at the rate of 3.18%. The amortization expense was $388 and $1,461 for the years ended December 31, 2020 and 2021, respectively. Coupon interest of $1,677 and $5,750 was recorded for the years ended December 31, 2020 and 2021, respectively, of which $1,677 and $1,438 was not paid and was recorded in other payables on the consolidated balance sheets as of December 31, 2020 and 2021, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES

Income tax expenses (benefits)

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
Income (loss) before income taxes
Canada	(61,880)	(31,896)	5,922
United States	8,319	(113,262)	66,431
PRC including Hong Kong and Taiwan	204,632	189,398	(32,716)
Japan	29,335	50,642	54,770
Other	28,215	50,381	51,313
	208,621	145,263	145,720
Current tax expense (benefit)
Canada	(3,420)	36,226	(1,124)
United States	(4,803)	(71,421)	15,937
PRC including Hong Kong and Taiwan	44,622	30,276	47,356
Japan	13,229	18,941	24,047
Other	7,057	8,233	16,865
	56,685	22,255	103,081
Deferred tax expense (benefit)
Canada	(6,558)	(10,792)	685
United States	(2,412)	23,173	(1,604)
PRC including Hong Kong and Taiwan	(5,333)	(17,998)	(65,017)
Japan	(2,953)	(10,571)	(353)
Other	2,637	(8,050)	(948)
	(14,619)	(24,238)	(67,237)
Total income tax expense (benefit)
Canada	(9,978)	25,434	(439)
United States	(7,215)	(48,248)	14,333
PRC including Hong Kong and Taiwan	39,289	12,278	(17,661)
Japan	10,276	8,370	23,694
Other	9,694	183	15,917
	42,066	(1,983)	35,844

The Company mainly operates in Canada, PRC, Japan, the United States and Hong Kong.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Canada

CSI was incorporated in Ontario, Canada and was subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5% for the year ended December 31, 2019, and for the period from January 2020 to June 2020. In July 2020, CSI filed articles of continuance, or the articles, to change its jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. CSI is subject to federal, Ontario provincial and British Columbia provincial corporate income taxes at a rate of 26.5% for the period from July 2020 through December 31, 2021.

Canadian Solar Solutions Inc. was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 25% for all years ended December 31, 2019, 2020 and 2021.

United States

Canadian Solar (USA) Inc. was incorporated in Delaware, U.S. and is subject to federal and state corporate income taxes at a rate of 22.9%, 22.2% and 26.4% for the years ended December 31, 2019, 2020 and 2021, respectively.

Recurrent Energy Group Inc. was incorporated in Delaware, U.S. and is subject to federal and state corporate income taxes at a rate of 27.9%, 26.1% and 22.2% for the years ended December 31, 2019, 2020 and 2021, respectively.

Japan

Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 31.8% for the years ended December 31, 2019, 2020 and 2021, respectively.

Germany

Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2019, 2020 and 2021, respectively.

Vietnam

Canadian Solar Manufacturing Vietnam Co., Ltd was incorporated in Vietnam and is subject to Vietnamese corporate income taxes at a normal statutory rate of 10%. The Company enjoyed full tax exemption from 2016 to 2019 and uses a reduced statutory rate of 5% from 2020 to 2028.

Thailand

Canadian Solar Manufacturing (Thailand) Co.,Ltd. was incorporated in Thailand and is subject to Thailand corporate income taxes at a normal statutory rate of 20%. The Company currently has two Board of Investment certificates for full tax exemption which have different effective years. The licenses both started from year 2017, one of which will expire in 2022 and the other in 2025.

Hong Kong

Canadian Solar International Ltd. was incorporated in Hong Kong, China, and are subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2019, 2020 and 2021, respectively.

PRC

The other major operating subsidiaries, including CSI Solartronics (Suzhou) Co., Ltd., CSI Solar Technologies Inc., CSI Cells Co., Ltd., Canadian Solar Manufacturing (Luoyang) Inc., CSI Solar Co., Ltd. and Canadian Solar Manufacturing (Changshu) Inc., and Suzhou Sanysolar Materials Technology Co., Ltd. were governed by the PRC Enterprise Income Tax Law (“EIT Law”).

Certain of the Company’s PRC subsidiaries, such as Suzhou Sanysolar Materials Technology Co., Ltd., Changshu Tegu New Material Technology Co., Ltd., CSI New Energy Development (Suzhou) Co., Ltd. (formerly known as Suzhou Gaochuangte New Energy Development Co., Ltd.), and Changshu Tlian Co., Ltd. were HNTEs and enjoyed preferential enterprise income tax rates.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

PRC (Continued)

Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2019	2020	2021
Combined federal and provincial income tax rate	27%	27%	27%
Effect of permanent difference	(1)%	4%	3%
Effect of different tax rate on earnings in other jurisdictions	3%	(6)%	9%
Effect of tax holiday	(4)%	(1)%	(3)%
Effect of true-up	(3)%	(13)%	4%
Unrecognized tax provision	—%	—%	(5)%
Change in valuation allowance	(3)%	(14)%	(3)%
Effect of change in tax rate	(1)%	2%	(7)%
Others	2%	—%	—%
	20%	(1)%	25%

The aggregate amount and per share effect of tax holiday are as follows:

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars, except per share data)
The aggregate amount	7,956	1,287	4,466
Per share — basic	0.13	0.02	0.07
Per share — diluted	0.13	0.02	0.07

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

PRC (Continued)

The components of the deferred tax assets and liabilities are presented as follows:

	At December 31,	At December 31,
	2020	2021
	$	$
Deferred tax assets:
Accrued warranty costs	8,699	14,942
Bad debt allowance	3,218	12,175
Inventory write-down	3,121	1,404
Future deductible expenses	24,454	24,910
Depreciation and impairment difference of property, plant and equipment and solar power systems	30,138	24,561
Accrued liabilities related to antidumping, countervailing and other duty costs and true-up charges	406	39
Government subsidies	16,461	39,470
Net operating losses carry-forward	85,850	110,012
Unrealized foreign exchange loss and capital loss	1,221	491
Interest limitation	1,956	10,800
Others	30,958	47,690
Total deferred tax assets, gross	206,482	286,494
Valuation allowance	(50,118)	(45,682)
Total deferred tax assets, net of valuation allowance	156,364	240,812

Deferred tax liabilities:
Derivative assets	996	2,153
Depreciation difference of property, plant and equipment	17,027	27,776
Insurance recoverable	785	32
Unrealized foreign exchange gain	10,746	3,452
Others	5,234	19,046
Total deferred tax liabilities	34,788	52,459
Net deferred tax assets	121,576	188,353
Analysis as:
Deferred tax assets	170,656	236,503
Deferred tax liabilities	(49,080)	(48,150)
Net deferred tax assets	121,576	188,353

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

PRC (Continued)

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises in PRC earned after January 1, 2008, are subject to a 5% or 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2021, all of the undistributed earnings of approximately $604,781 attributable to the Company’s PRC subsidiaries and affiliates are considered to be permanently reinvested, and no provision for PRC withholding income tax on dividend has been made thereon accordingly. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $30,239 to $60,478 depending on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Valuation allowance

Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
Beginning balance	76,522	70,627	50,118
Additions (reversals)	(6,156)	(21,585)	(4,671)
Foreign exchange effect	261	1,076	235
Ending balance	70,627	50,118	45,682

As of December 31, 2021, the Company has accumulated net operating losses of $700,667 of which $398,744 will expire between 2022 and 2041, and the remaining can be carried forward and back.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Valuation allowance (Continued)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.

The Company has recognized a valuation allowance of $50,118 and $45,682 as at December 31, 2020 and 2021, respectively.

Uncertain tax positions

The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31, 2020 and 2021 was $5,101 and $1,585, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

The following table illustrates the movement and balance of the Company’s liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2019, 2020 and 2021, respectively.

	Years Ended December 31,
	2019	2020	2021
	$	$	$
Beginning balance	15,730	10,557	9,628
Addition for tax positions related to the current year	11	—	—
Reductions for tax positions from prior years/Statute of limitations expirations	(5,720)	(1,011)	(3,763)
Foreign exchange effect	536	82	(2)
Ending balance	10,557	9,628	5,863

The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada, China and the United States. Generally, the Company’s taxation years from 2015 to 2021 are open for reassessment to the Canadian tax authorities. The Company is subject to taxation in the United States and various state jurisdictions. The Company is not currently under examination by the federal or state tax authorities. The Company’s income tax returns for 2016 through 2021 remain open to examination by the U.S. tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company’s Chinese subsidiaries might be subject to reexamination by the Chinese tax authorities on non-transfer pricing matters for taxation years up to 2016 retrospectively, and on transfer pricing matters for taxation years up to 2011 retrospectively. There is no statute of limitations in case of tax evasion in PRC.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

19. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars, except share and per share data)
Numerator:
Net income attributable to Canadian Solar Inc. — basic	$171,585	$146,703	$95,248
Dilutive effect of convertible notes	975	1,518	5,300
Net income attributable to Canadian Solar Inc. — diluted	$172,560	$148,221	$100,548
Denominator:
Denominator for basic calculation — weighted average number of common shares — basic	59,633,855	59,575,898	61,614,391
Diluted effects of share number from share options and RSUs	794,526	897,258	985,554
Dilutive effects of share number from convertible notes	349,315	1,833,663	6,272,157
Denominator for diluted calculation — weighted average number of common shares — diluted	60,777,696	62,306,819	68,872,102
Basic earnings per share	$2.88	$2.46	$1.55
Diluted earnings per share	$2.83	$2.38	$1.46

The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings per share for the years indicated.

	Years Ended December 31,
	2019	2020	2021
Share options and RSUs	41,950	187,083	3,877

20. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances

The amount due from related parties of $73,042 as of December 31, 2021 primarily consists of (i) shareholder loans of $46,672 and $20,712 respectively to Horus and Recursos, each the Company’s 20% owned affiliates in Mexico, and (ii) trade receivables for module sales of $5,517 provided to various 20% owned affiliates of the Company, including $2,580 to Salgueiro I Renewable Energy S.A., $266 to Salgueiro II Renewable Energy S.A., $1,676 to Francisco SA I Renewable Energy S.A., $530 to Francisco SA II Renewable Energy S.A. No amount was due as of December 31, 2021.

The amount due to related parties as of December 31, 2021 was not material.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Related party balances (Continued)

Guarantees and loans

Dr. Shawn Qu fully guaranteed loan facilities from two Chinese banks of RMB1,420,000 ($203,549) and RMB135,000 ($20,648) 2019 and 2020, respectively, and from a Chinese bank of RMB12,000 ($1,882) in 2021. Amounts drawn down under the facilities as of December 31, 2019, 2020 and 2021 were $82,937, nil and nil, respectively.

The Company granted 26,691, 26,073 restricted share units to Dr. Shawn Qu in 2019 and 2020, respectively, on account of his having guaranteed these loan facilities. No grants on account of his having guaranteed these loan facilities were made in 2021.

Sales and purchase contracts with affiliates

In 2019, 2020 and 2021, the Company sold three, two and two solar power projects to CSIF, the Company’s 14.64% owned affiliate in Japan, respectively, in the amount of JPY5,889,000 ($53,874), JPY888,000 ($8,392) and JPY30,601,181 ($282,133), respectively, recorded in revenue.

Additionally, in 2019, 2020 and 2021, the Company provided asset management service to CSIF in the amount of JPY281,094 ($2,573), JPY394,506 ($3,723) and JPY829,053 ($7,541), respectively, and provided O&M service to CSIF in the amount of JPY223,598 ($2,052), JPY805,021 ($7,564) and JPY981,161 ($9,195), respectively.

In 2021, the Company sold modules to Salgueiro I Renewable Energy S.A., Salgueiro II Renewable Energy S.A. and Salgueiro III Renewable Energy S.A., each the Company’s 20% owned affiliate in Brazil, in the amounts of $105, $105 and $114, respectively. In 2020, the Company sold modules to these affiliates in the amounts of $11,636, $9,996 and $9,403, respectively.

In 2021, the Company sold modules to Jaiba 3 Renewable Energy S.A., Jaiba 4 Renewable Energy S.A. and Jaiba 9 Renewable

Energy S.A., each the Company’s 20% owned affiliate in Brazil, in the amounts of $834, $3,210 and $3,046, respectively. In 2020, the Company sold modules to these affiliates in the amounts of $5,971, $3,696 and $1,372, respectively.

In 2021, the Company sold modules to Francisco SA I Renewable Energy S.A., Francisco SA II Renewable Energy S.A. and Francisco SA III Renewable Energy S.A., each the Company’s 20% owned affiliate in Brazil, in the amounts of $7,170, $7,592 and $8,121, respectively.

In 2021, the Company sold modules to Lavras I Solar Renewable Energy S.A., Lavras II Solar Renewable Energy S.A., Lavras III Solar Renewable Energy S.A., Lavras IV Solar Renewable Energy S.A. and Lavras V Solar Renewable Energy S.A., each the Company’s 20% owned affiliate in Brazil, in the amounts of $5,707, $5,842, $6,049, $6,233 and $6,233, respectively.

In 2021, the Company provided battery storage solutions to Sonoran West Solar Holdings, LLC. And Sonoran West Solar Holdings 2, LLC, each the Company’s 20% owned affiliate in the United States held through RE Crimson Holdings LLC, in the amounts of $12,822 and $6,955, respectively

In 2019,2020 and 2021, the Company purchased raw materials from Luoyang Jiwa New Material Technology Co., Ltd., the Company’s 20% owned affiliate, in the amount of RMB18,124 ($2,584), RMB31,388 ($4,545) and RMB19,378 ($2,995), respectively.

In 2021, the Company purchased raw materials from Yancheng Jiwa New Material Technology Co., Ltd., the Company’s 20% owned affiliate, in the amount of RMB10,831 ($1,688).

In 2020, the Company provided EPC services to Lavras Solar Holding S.A., the Company’s 20% owned affiliate in Brazil, in the amount of BRL5,061 ($974).

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Sales and purchase contracts with affiliates (Continued)

In 2019, the Company purchased raw materials from Suzhou iSilver Materials Co., Ltd., the Company’s former 14.63% owned affiliate in PRC, in the amount of RMB350,590 ($50,359). In December 2020, the Company fully disposed of its ownership of Suzhou iSilver Materials Co., Ltd. to an unrelated third party. From January 1, 2020 through the date of disposal, the Company purchased raw materials in the amount of RMB168,032 ($24,301) from this former affiliate.

In 2019, the Company purchased equipment from Suzhou Kzone Equipment Technology Co., Ltd., the Company’s former 32% owned affiliate in PRC, in the amount of RMB61,174 ($8,787). In July 2020, the Company fully disposed of its ownership of Suzhou Kzone Equipment Technology Co., Ltd. to an unrelated third party. From January 1, 2020 through the date of disposal, the Company purchased raw materials in the amount of RMB7,381 ($1,048) from this former affiliate.

In 2019, the Company sold solar power products to ET Solutions South Africa 1 Pty, the Company’s 49% owned affiliate in South Africa in the amount of ZAR586,832 ($40,970).

21. COMMITMENTS AND CONTINGENCIES

a)    Capital commitments

As of December 31, 2021, the commitments for the purchase of property, plant and equipment were approximately $167,871, and the payment schedule for the commitments is as follow:

Year Ending December 31:	$
2022	67,448
2023	49,475
2024	50,948
Total	167,871

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The USDOC published the final results of the second administrative reviews in June 2016 (antidumping duty) and July 2016 (countervailing duty). As a result of these decisions, the antidumping duty rate applicable to the Company was reduced to 8.52% (from 9.67%) and then to 3.96% (from 8.52%). Because the Company is not subject to the second administrative review of the countervailing duty order, the Company’s countervailing duty rate remained at 20.94%. The antidumping duty rates were appealed to the CIT. The CIT affirmed the USDOC’s second antidumping duty rate. This decision by the CIT was appealed to the Federal Circuit, which in June 2020 reversed the CIT’s decision, in part, and directed the USDOC to reconsider certain issues related to its final determination. The USDOC submitted its antidumping duty redetermination to the CIT in September 2021. In December 2021, the CIT sustained USDOC’s antidumping duty redetermination. As a result, the Company’s antidumping duty rate was reduced to 0.00% (from 3.96%). There was no further appeal to the Federal Circuit of the USDOC’s antidumping duty redetermination and, therefore, this decision is final.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

The USDOC published the final results of the third administrative reviews in June 2017 (antidumping duty) and July 2017 (countervailing duty), and later amended in October 2017. As result of these decisions, the duty rates applicable to the Company were changed to 13.07% (from 8.52%) (antidumping duty) and 18.16% (from 20.94%) (countervailing duty). The assessed rates were appealed to the CIT. The CIT has twice remanded the antidumping duty appeal to the USDOC to consider adjustments to the Company’s rate. Pursuant to CIT’s remand orders, the USDOC issued a redetermination. The antidumping duty rate applicable to the Company was reduced to 4.12% (from 13.07%) and then further to 3.19% (from 4.12%). In June 2020, the CIT issued its third opinion sustaining the USDOC’s remand redetermination. The Company filed a motion for reconsideration with the CIT advocating for an even lower antidumping duty rate. In September 2020, the CIT granted the Company’s motion for reconsideration and remanded to USDOC for further consideration of its antidumping duty rate. The USDOC submitted its antidumping duty redetermination to the CIT in September 2021. In December 2021, the CIT sustained USDOC’s antidumping duty redetermination. As a result, the Company’s antidumping duty rate was reduced to 0.00% (from 3.19%). There was no further appeal to the Federal Circuit of the USDOC’s antidumping duty redetermination and, therefore, this decision is final. The CIT has likewise twice remanded the countervailing duty appeal to the USDOC to consider adjustments to the Company’s rate. In August 2020, the CIT sustained USDOC’s second remand redetermination. As a result, the Company’s countervailing duty rate was reduced to 7.36% (from 18.16%). There was no further appeal to the Federal Circuit of the USDOC’s countervailing duty redetermination and, therefore, this decision is final.

The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty), with the countervailing duty rate later amended in October 2018. Because the Company was not subject to the fourth administrative review of the antidumping duty order, its antidumping duty rate remained at 13.07%. In this review, the countervailing duty rate applicable to the Company was reduced to 11.59% (from 18.16%). The countervailing duty rates were appealed to the CIT. The CIT remanded the countervailing duty appeal to the USDOC to consider adjustments to the Company’s rate. Pursuant to the CIT’s remand orders, the USDOC made a redetermination that reduced the Company’s countervailing duty rate to 5.02% (from 11.59%). The Company appealed the CIT decision to the Federal Circuit to contest USDOC’s continued assessment of a countervailing duty rate related to the alleged electricity subsidy program. In January 2022, the Federal Circuit sustained the CIT’s decision, and no change was made to the Company’s countervailing duty rate. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The USDOC published the final results of the fifth administrative reviews in July 2019 (antidumping duty) and August 2019 (countervailing duty). The antidumping duty rate applicable to the Company was lowered to 4.06% (from 13.07%). The countervailing duty rate applicable to the Company was reduced to 9.70% (from 11.59%). The countervailing duty final results were amended to correct ministerial errors in December 2019, but this amendment resulted in no change to the Company’s 9.70% rate. The countervailing duty and antidumping duty rates were appealed to the CIT. Pursuant to the CIT’s remand order in the antidumping appeal, USDOC made a remand redetermination that reduced the Company’s antidumping duty rate to 3.30% (from 4.06%). In May 2021, the CIT sustained USDOC’s antidumping duty redetermination. There was no further appeal to the Federal Circuit of the USDOC’s antidumping duty redetermination and, therefore, this decision is final. The CIT remanded the countervailing duty appeal to the USDOC to consider adjustments to the Company’s rate. The USDOC submitted its countervailing duty redetermination to the CIT in December 2021. A decision is expected in mid-2022.

The USDOC published the final results of the sixth administrative reviews in October 2020 (antidumping duty) and December 2020 (countervailing duty). USDOC assessed an antidumping duty rate of 68.93% (from 13.07%). The antidumping duty final results were amended to correct ministerial errors in December 2020 and as a result, the antidumping duty rate applicable to the Company was raised to 95.50% (from 68.93%). USDOC assessed a countervailing duty rate of 12.67% (from 9.70%). The countervailing duty final results were amended to correct ministerial errors in April 2021 and, as a result, the Company’s countervailing duty rate was reduced to 11.97% (from 12.67%). The antidumping duty rates were appealed to the CIT. In April 2022, the CIT remanded the antidumping duty appeal to the USDOC to consider adjustments to the Company’s rate. The Company did not appeal USDOC’s final results of its sixth administrative review of the countervailing duty order and, therefore, this decision is final and the Company’s countervailing duty rate is expected to remain at 11.97%.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

The USDOC published the final results of the seventh administrative reviews in August 2021 (countervailing duty) and October 2021 (antidumping duty). The antidumping duty rate applicable to the Company was lowered to 0.00% (from 95.50%). The countervailing duty rate applicable to Canadian Solar International Limited (“CSIL”) was raised to 19.28% (from 11.97%). USDOC did not change the rate of 11.97% for Canadian Solar Manufacturing (Changshu) Inc. and Canadian Solar Manufacturing (Luoyang) Inc. because the countervailing duty review was rescinded for both these companies. The Company did not appeal USDOC’s final results of its seventh administrative reviews and, therefore, these decisions are final. The Company’s antidumping duty rate will remain at 0.00% and its countervailing duty rate is expected to remain at 19.28% for CSIL.

The eighth and ninth antidumping duty and countervailing duty administrative reviews were initiated in February 2021 and February 2022 and are currently underway. The USDOC is currently scheduled to release the final results of the eighth administrative reviews on June 21, 2022 (antidumping duty) and June 29, 2022 (countervailing duty), subject to potential extensions. USDOC will likely issue preliminary results of the ninth administrative reviews in late 2022 or early 2023. The final results of the eighth and ninth administrative reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to the Company. These duty rates could materially and adversely affect the Company’s U.S. import operations and increase its cost of selling into the U.S. market.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The USDOC published the final results of the first administrative reviews in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order). Because the Company is not subject to the first administrative reviews of the Solar 2 orders, the Company’s duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The Company’s antidumping duty rates for the Company’s Taiwanese CSPV products had ranged from 3.56% to 4.20%, until they were changed to 1.52% to 3.78% in June 2019.

The second administrative reviews for the Solar 2 China antidumping and countervailing duty orders were rescinded, meaning that there is no change in the Chinese antidumping and countervailing duty rates applicable to the Company’s Chinese CSPV products 30.06% (antidumping duty) and 33.58% (countervailing duty). The USDOC published the final results of the second administrative review for the Taiwan antidumping duty order (there is no countervailing duty order) in June 2018. The rate applicable to the Company is 1.33%. There is no ongoing litigation related to the Taiwan antidumping duty rate.

The Company was not subject to the third administrative reviews of the Chinese orders and, therefore, the Company’s duty rates remained unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The third administrative review of the Taiwan antidumping order concluded in mid-2019. The rate assessed to the Company was 4.39% (from 1.33%). There is no ongoing litigation related to the Taiwan antidumping duty rate.

The USDOC rescinded the fourth administrative reviews of the Solar 2 China antidumping duty and countervailing duty orders in late 2019. The Company’s duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The rate assessed to the Company in the fourth administrative review of the Taiwan antidumping order was 2.57% (from 4.39%). The USDOC also found that certain Canadian Solar entities had no shipments during this period of this review.

The USDOC rescinded the fifth administrative reviews of the Solar 2 China antidumping and countervailing duty orders. The Company’s duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for the Company’s Chinese CSPV products. The USDOC published the final results of the fifth administrative review of the Taiwan antidumping duty order in September 2021. The USDOC determined that the Canadian Solar entities subject to the fifth administrative review had no shipments during the period of review and therefore, the Company’s antidumping duty rates will remain unchanged for its Taiwanese CSPV products.

The USDOC did not initiate the sixth administrative reviews of the Solar 2 China antidumping and countervailing duty orders because no parties requested reviews. The Company’s duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for its Chinese CSPV products. The USDOC published the final results of the sixth administrative review of the Taiwan antidumping duty order in March 2022. The USDOC determined that the Canadian Solar entities subject to the sixth administrative review had no shipments during the period of review and therefore, the Company’s antidumping duty rates will remain unchanged for its Taiwanese CSPV products.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

The USDOC initiated the seventh administrative reviews of the Solar 2 China antidumping and countervailing duty orders. The countervailing duty review was not initiated with respect to all Canadian Solar entities. The countervailing duty rates will remain unchanged for all entities for whom the review was not initiated. The USDOC initiated the seventh administrative review of the Taiwan antidumping duty order in April 2022 with respect to certain of the Canadian Solar entities. The USDOC will likely issue the preliminary results of the seventh administrative review in late 2022.

In 2020, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 2 antidumping and countervailing duty orders. In May 2020, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 2 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. The USITC issued an affirmative determination on September 4, 2020, declining to revoke the Solar 2 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 2 orders are expected to remain in effect through at least 2025.

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

In early 2020, USTR conducted a renewed notice-and-comment process regarding the exclusion for bifacial solar panels from the safeguard measures. In April 2020, USTR again determined that the exclusion for bifacial solar panels should be withdrawn based on the findings of its second notice-and-comment process. Notwithstanding, in May 2020 the CIT denied without prejudice the United States’ motion to dissolve the preliminary injunction and to resume the collection of the safeguard tariff on entries of bifacial modules. USTR appealed the CIT’s interlocutory decision to the Federal Circuit in July 2020, but subsequently dismissed its appeal in January 2021. The United States continued to litigate the merits of USTR’s April 2020 withdrawal of the bifacial exclusion before the CIT. On November 17, 2021, the CIT vacated USTR’s April 2020 withdrawal in Invenergy Renewables LLC v. United States. The CIT’s judgment holding USTR’s April 2020 withdrawal of the bifacial exclusion unlawful was not appealed to the Federal Circuit and, therefore, this decision is final.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

Following the issuance of Proclamation 10101, Invenergy and other plaintiffs (AES Distributed Energy, Inc., Clearway Energy Group LLC, EDF Renewables, Inc. (“EDF”), the Solar Energy Industries Association (“SEIA”)) sought to challenge the Proclamation and filed motions to amend their complaints with the CIT. The CIT ultimately denied plaintiffs’ motions and refused to extend the bifacial module exclusion beyond October 24, 2020 as a consequence of the Proclamation (as opposed to USTR’s withdrawals). Subsequently, on December 29, 2020, Invenergy and another set of plaintiffs (SEIA, NextEra Energy, Inc., and EDF) commenced new and separate litigation once again challenging Proclamation 10101 in the CIT. This new complaint alleges that the President unlawfully terminated the bifacial module exclusion and revised the safeguard tariff, effective February 7, 2021, to be 18% ad valorem (as opposed to the originally announced 15% ad valorem).

On November 16, 2021, the CIT held in Solar Energy Industries Association et al. v. United States (SEIA) that the President acted outside of his statutory authority in issuing Proclamation 10101, and enjoined the Government from enforcing that proclamation. This judgment had the effect of reinstating the exclusion of bifacial modules from the safeguard tariffs and lowering the fourth year safeguard tariff to 15% ad valorem. On January 14, 2022, the Government filed a notice of appeal of SEIA to the Federal Circuit and the appeal remains ongoing. The Federal Circuit’s decision is expected in late 2022 or early 2023.

In 2021, the USITC conducted an extension investigation of the safeguard measure, in response to petitions by representatives of the domestic industry. In December 2021, the USITC issued its determination and report finding that the safeguard order continues to be necessary to prevent or remedy the serious injury to the domestic industry, and that there is evidence that the domestic industry is making a positive adjustment to import competition. On February 4, 2022, President Biden issued a Proclamation extending the safeguard measure on U.S. imports of CSPV products for four years until February 6, 2026. The Proclamation doubles the volume of the TRQ on imported CSPV cells to 5.0 gigawatts and maintains a tariff on imports of CSPV modules and above-quota CSPV cells, beginning at a rate of 14.75% ad valorem and declining annually by 0.25 percentage points to 14.50% in the sixth year, 14.25% in the seventh year, and 14% in the eighth year. The Proclamation also excludes bifacial panels from the extended safeguard measure and authorizes USTR to negotiate agreements with Canada and Mexico that could lead to the exclusion of those countries from the safeguard measure.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

b)    Contingencies (Continued)

Canadian Antidumping and Countervailing Duties Expiry Review

On June 3, 2015, the Canada Border Services Agency (“CBSA”) released final determinations regarding the dumping and subsidization of solar modules and laminates originating from China. The CBSA determined that such goods were dumped and subsidized. The CBSA found Canadian Solar to be a “cooperative exporter” and, as such, ascertained a low (relative to other Chinese exporters) Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal (“CITT”) determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with such negative impact. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. The CITT may initiate an expiry review pursuant to Subsection 76.03(3) of the Special Import Measures Act (“SIMA”) before the end of 5 years of its finding. If the CITT does not initiate such an expiry review pursuant to Subsection 76.03(3) of SIMA, the finding is deemed to have been rescinded as of the expiry of the five years.

On April 1, 2020, the CITT initiated the preliminary stage of the expiry review regarding the above finding. The expiry review was concluded on March 25, 2021. The CITT determined to continue its aforementioned finding to impose definitive duties on imports of Chinese solar modules and laminates into Canada. As a result the Canadian Solar-specific subsidies rate of RMB0.014 per Watt remains unchanged. The subsidies rate applies for a period of five years. The CITT is required to conduct a further expiry review at the end of that period, being July 2, 2025. Such subsidies rate does not have a material negative effect upon the Company’s results of operations because it has module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve its Canadian business.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

In July 2020, the Company reached a strategic decision to pursue a listing of its subsidiary, CSI Solar Co., Ltd., in China. From November 2021, the Company completed the transfer of the China solar power system and project assets from CSI Solar to the Global Energy segment to avoid any potential competition between the Company and its CSI Solar subsidiary, as part of the CSI Solar carve-out listing process. To align with the objective of ASC 280, Segment Reporting (“Topic 280”) and present the Company’s disaggregated financial information consistent with the management approach, the Company reports its financial performance, including revenue, gross profit and income from operations, based on the following two reportable segments:

●	Global Energy, which includes all of the Company’s global project development activities for both solar and battery storage project development. The Global Energy segment develops both stand-alone solar and stand-alone battery storage projects, as well as hybrid solar plus storage projects. Its monetization strategies vary between develop-to-sell, build-to-sell, and build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, and minimizing capital risk.

●	CSI Solar, which consists of solar module manufacturing and total system solutions, including inverters, solar system kits and EPC (engineering, procurement and construction) services. The CSI Solar segment also includes the Company’s battery storage integration business, delivering bankable, end-to-end, turnkey battery storage solutions for utility scale, commercial and industrial, and residential applications. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

The distinction of the two battery storage businesses is that the former, Global Energy, is in the project development business, including sourcing land, interconnection, structuring power purchase agreements and other permits and requirements for battery storage projects, whereas the latter, CSI Solar, is in the system integration business, delivering turnkey battery storage technology solutions.

The module and EPC sales from the Company’s CSI Solar business to its Global Energy business are on terms and conditions similar to sales to third parties. Comparative period financial information for 2019 by reportable segment has been recast to conform to current presentation.

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

The following table summarizes the Company’s revenues, gross profit and income from operations generated from each segment:

	Years Ended December 31, 2021
			Elimination
			and
			unallocated
	CSI Solar	Global Energy	items (1)	Total
	$	$	$	$
Net revenues	4,371,603	1,124,083	(218,517)	5,277,169
Cost of revenues	3,689,126	930,099	(251,368)	4,367,857
Gross profit	682,477	193,984	32,851	909,312
Income from operations (2)	74,132	97,179	19,070	190,381

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

	Years Ended December 31, 2020
			Elimination
			and
			unallocated
	CSI Solar	Global Energy	items (1)	Total
	$	$	$	$
Net revenues	3,105,044	726,167	(354,716)	3,476,495
Cost of revenues	2,496,153	577,052	(286,624)	2,786,581
Gross profit	608,891	149,115	(68,092)	689,914
Income from operations (2)	253,105	53,414	(86,089)	220,430

	Years Ended December 31, 2019
			Elimination
			and
			unallocated
	CSI Solar	Global Energy	items (1)	Total
	$	$	$	$
Net revenues	2,591,154	718,735	(109,306)	3,200,583
Cost of revenues	1,977,502	604,856	(100,272)	2,482,086
Gross profit	613,652	113,879	(9,034)	718,497
Income from operations (2)	267,642	18,795	(27,558)	258,879
(1)	Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.
(2)	Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two reportable segments.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

The following table summarizes the Company’s net revenues generated from different geographic locations. The information presented below is based on the location of customers’ headquarters:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
The Americas:
—United States	852,231	696,101	1,590,573
—Brazil	395,303	284,478	442,603
—Mexico	94,446	118,846	139,611
—Canada	30,330	100,284	30,792
—Others	29,731	21,396	76,015
	1,402,041	1,221,105	2,279,594
Asia:
—PRC	317,077	504,656	1,207,003
—Japan	372,687	560,701	509,233
—India	70,893	61,141	142,300
—Thailand	12,753	6,108	59,451
—Cyprus	2,175	13,265	51,038
—Pakistan	10,581	15,417	48,838
—Vietnam	39,268	289,621	19,956
—United Arab Emirates	43,311	53,981	6,168
—Korea	72,552	25,896	3,413
—Others	76,786	90,054	91,670
	1,018,083	1,620,840	2,139,070
Europe and other regions:
—Germany	109,119	119,035	231,995
—Australia	313,167	120,403	165,772
—Netherlands	68,770	96,372	104,715
—Spain	78,228	138,972	100,658
—South Africa	93,911	49,375	90,761
—Czech	17,717	16,144	34,604
—France	13,516	29,974	25,980
—United Kingdom	33,158	8,842	7,749
—Others	52,873	55,433	96,271
	780,459	634,550	858,505
Total net revenues	3,200,583	3,476,495	5,277,169

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

The following table summarizes the Company’s long-lived assets, including property, plant and equipment, non-current project assets, solar power systems, prepaid land use rights and intangible assets at December 31, 2020 and 2021 by geographic region, based on the physical location of the assets:

	At December 31,	At December 31,
	2020	2021
	$	$
PRC	1,002,409	1,230,613
Thailand	295,240	266,870
Japan	204,515	191,680
Argentina	64,208	68,508
Mexico	12,388	68,331
United States	64,009	65,700
Brazil	16,109	63,716
Australia	76,330	15,024
Canada	8,898	7,050
Others	46,432	55,905
Total long-lived assets	1,790,538	2,033,397

The following table summarizes the Company’s revenues generated from each product or service:

	Years Ended December 31,
	2019	2020	2021
	$	$	$
CSI Solar:
Solar modules	2,012,059	2,348,724	3,328,301
Solar system kits	116,449	157,656	302,133
Battery storage solutions	—	7,899	222,655
China energy/EPC (includes electricity sales)	58,096	175,388	178,830
Others	295,244	60,661	121,167
Global Energy:
Solar and battery storage projects	652,050	654,827	1,064,178
O&M and asset management services	19,750	26,386	35,334
Others (includes electricity sales)	46,935	44,954	24,571
Total net revenues	3,200,583	3,476,495	5,277,169

23. MAJOR CUSTOMERS

No customers accounted for 10% or more of total net revenues for the years ended December 31, 2019, 2020 and 2021.

The accounts receivable, net from three customers with the largest receivable balances represents 7%, 4% and 4% of the balance of the account at December 31, 2021, and 7%, 3% and 3% of the balance of the account at December 31, 2020, respectively. The balance from the customer with the largest receivable balance is $27,014 and $42,812 as of December 31, 2020 and 2021, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

24. EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for eligible employees is based on 16% of the applicable payroll cost in 2021. The expense incurred by the Company to these defined contributions schemes was $11,738, $8,064 and $14,362 for the years ended December 31, 2019, 2020 and 2021, respectively.

In addition, in 2021, the Company is required by PRC law to contribute approximately 6-8.5%, 8%, 0.5-0.7% and 0.9-2.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefit schemes were $11,409, $11,486 and $13,584 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Options Activities

During the year ended December 31, 2021, no options were exercised. The total intrinsic value of options exercised during the years ended December 31, 2019 and 2020 was $1,422 and $893, respectively. As of December 31, 2021, there were 26,291 options outstanding with a weighted average exercise price of $9.33 and weighted average remaining contract terms of 1.4 year. The intrinsic value of outstanding options as of December 31, 2021 was $577. No compensation cost on options was recognized in the years ended December 31, 2019, 2020 and 2021.

RSUs Activities

The Company granted 706,637, 1,105,640 and 2,161,098 RSUs in 2019, 2020 and 2021, respectively. The RSUs entitle the holders to receive the Company’s common shares upon vesting.

The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. In 2020, 2,096,000 of the RSUs granted were made to the Company’s directors and a group of key employees, whereby vesting is contingent on the successful carve-out IPO of CSI Solar Co., Ltd. (50% vesting on the IPO date, then 25% vesting each on the first and second anniversaries of the IPO). The average grant date fair value of these awards contingent on the IPO was $25.69 per award. As of December 31, 2021, 2,076,000 of such RSUs were unvested and outstanding.

The fair market value of the Company’s ordinary shares at the date of grant resulted in total compensation cost of approximately $12,179, $24,918 and $55,822 that will be recognized ratably over the vesting period for the RSUs granted in 2019, 2020 and 2021, respectively. In the years ended December 31, 2019, 2020 and 2021, the Company recognized $10,682, $12,350 and $8,808 in compensation expense associated with these awards, respectively.

As of December 31, 2021, there was $22,002 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.35 years.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

25. SHARE-BASED COMPENSATION (Continued)

RSUs Activities (Continued)

A summary of the RSU activity is as follows:

		Weighted Average
	Number of	Grant-Date
	Shares	Fair Value
		(in whole US dollars)
Unvested at January 1, 2021	1,888,753	19.78
Granted	2,161,098	26.10
Vested	(562,376)	17.11
Forfeited	(152,172)	22.04
Unvested at December 31, 2021	3,335,303	24.23

The total fair value of RSUs vested during the years ended December 31, 2019, 2020 and 2021 was $10,733, $14,420 and $21,628, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

Additional Information — Financial Statement Schedule I

Canadian Solar Inc.

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.’s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2021 of $602,460, exceeded the 25% threshold.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,	December 31,
	2020	2021

	(In Thousands of U.S. Dollars, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	33,709	27,432
Restricted cash	1,316	—
Amounts due from subsidiaries, net	288,226	—
Derivative assets	1,111	521
Prepaid expenses and other current assets	22,672	5,318
Total current assets	347,034	33,271
Investment in subsidiaries	1,525,951	1,992,658
Investments in affiliates	5,322	10,755
Deferred tax assets	21,358	1,946
Other non-current assets	40,456	45,213
TOTAL ASSETS	1,940,121	2,083,843
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	80,000	—
Amounts due to subsidiaries, net	—	43,415
Other current liabilities	32,969	5,676
Total current liabilities	112,969	49,091
Convertible notes	223,214	224,675
Deferred tax liabilities	20,169	1,562
Liability for uncertain tax positions	13,347	7,432
TOTAL LIABILITIES	369,699	282,760
Equity:
Common shares — no par value: unlimited authorized shares, 59,820,384 and 64,022,678 shares issued and outstanding at December 31, 2020 and 2021, respectively	687,033	835,543
Additional paid-in capital	(28,236)	(19,428)
Retained earnings	940,304	1,035,552
Accumulated other comprehensive loss	(28,679)	(50,584)
TOTAL EQUITY	1,570,422	1,801,083
TOTAL LIABILITIES AND EQUITY	1,940,121	2,083,843

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars)
Net revenues	4,351	2,170	341
Cost of revenues	4,188	—	—
Gross profit	163	2,170	341
Operating expenses:
Selling and distribution expenses	1,727	2,174	766
General and administrative expenses	29,093	49,688	9,177
Research and development expenses	462	692	182
Other operating income, net	—	—	(282)
Total operating expenses	31,282	52,554	9,843
Loss from operations	(31,119)	(50,384)	(9,502)
Other income (expenses):
Interest expense	(3,005)	(9,628)	(19,677)
Interest income	25,272	30,536	20,249
Gain (loss) on change in fair value of derivatives, net	(5,193)	25,341	4,043
Foreign exchange gain (loss)	(11,318)	13,768	(3,674)
Investment loss	(116,879)	—	—
Other income (expenses), net:	(111,123)	60,017	941
Income (loss) before income taxes and equity in earnings of subsidiaries	(142,242)	9,633	(8,561)
Income tax benefit (expense)	5,230	(34,223)	2,424
Equity in earnings of subsidiaries	308,597	171,293	101,385
Net income	171,585	146,703	95,248

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars)
Net income	171,585	146,703	95,248
Other comprehensive income (loss) (net of tax of nil)	542	80,928	(21,905)
Comprehensive income	172,127	227,631	73,343

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2020	2021

	(In Thousands of U.S. Dollars)
Operating activities:
Net income	171,585	146,703	95,248
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	154	156	150
Accretion of convertible notes	—	388	1,461
Loss on disposal of subsidiaries	116,879	—	—
Loss (gain) on change in fair value of derivatives	5,193	(25,341)	(4,043)
Allowance for credit losses	(83)	357	—
Equity in earnings of subsidiaries	(308,597)	(171,293)	(101,385)
Share-based compensation	10,682	12,350	8,808
Changes in operating assets and liabilities:
Amounts due from subsidiaries	(43,630)	287,865	(206,892)
Prepaid expenses and other current assets	17,012	(13,183)	17,353
Other non-current assets	(1,158)	28,459	(4,907)
Amounts due to subsidiaries	183,675	(340,502)	(42,224)
Other current liabilities	(2,707)	31,809	(27,293)
Liability for uncertain tax positions	408	306	(5,915)
Net deferred tax assets	(1,292)	(468)	805
Net settlement of derivatives	(11,125)	19,517	4,633
Net cash provided by (used in) operating activities	136,996	(22,877)	(264,201)
Investing activities:
Investments in subsidiaries	(36,146)	(126,487)	(138,456)
Investments in affiliates	(2,483)	(2,766)	(5,273)
Funding of loans to subsidiaries	(40,600)	(264,848)	(201,192)
Repayment of loans from subsidiaries	12,809	20,485	253,816
Net cash used in investing activities	(66,420)	(373,616)	(91,105)
Financing activities:
Proceeds from (repayment of) short-term borrowings	—	30,000	(80,000)
Proceeds long-term borrowings	50,000	—	—
Funding of loans from a subsidiary	—	—	280,000
Net proceeds from issuance of common shares	—	—	148,510
Proceeds from changes in ownership interests in subsidiaries without change of control	—	224,553	—
Net proceeds from issuance of convertible notes	—	222,826	—
Payments for repurchase of convertible notes	(127,500)	—	—
Payments for repurchase of common shares	(11,845)	(5,963)	—
Proceeds from exercise of stock options	875	1,035	—
Net cash provided by (used in) financing activities	(88,470)	472,451	348,510

Effect of exchange rate changes	11,110	(43,246)	(797)

Net increase (decrease) in cash, cash equivalents and restricted cash	(6,784)	32,712	(7,593)

Cash, cash equivalents and restricted cash at the beginning of the year	9,097	2,313	35,025
Cash, cash equivalents and restricted cash at the end of the year	2,313	35,025	27,432

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	4,644	7,966	20,272

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

Appendix 1

Significant Subsidiaries of CSI

The following table sets forth information concerning CSI’s significant subsidiaries:

	Place and	Attributable
	Date	Equity
Subsidiary	of Incorporation	Interest Held		Principal Activity
Canadian Solar Solutions Inc.	Canada	100%		Development of solar power project and manufacturing of solar modules
	June 22, 2009
Canadian Solar O and M (Ontario) Inc.	Canada	100%		Solar farm operating and maintenance services
	May 10, 2011
Recurrent Energy, LLC	USA	100%		Development of solar and battery storage project
	June 9, 2006
Canadian Solar UK Projects Ltd.	United Kingdom	100%		Development of solar power projects
	August 29, 2014
Canadian Solar Projects K.K.	Japan	100%		Development of solar power projects
	May 20, 2014
Canadian Solar New Energy Holding Company Limited	Hong Kong	100%		Project investment, financing, trading of solar modules
	March 20, 2019
Canadian Solar Netherlands Cooperative U.A.	Netherlands	100%		Project holding and financing
	November 8, 2016
Canadian Solar Energy Singapore Pte. Ltd.	Singapore	100%		Development & ownership of solar power projects
	October 29, 2015
Canadian Solar Energy Holding Singapore Pte. Ltd.	Singapore	100%		Development & ownership of solar power projects
	April 22, 2019
Canadian Solar Brasil I Fundo De Investimento Em Participacoes	Brazil	100%		Investment holding and assets management
	August 5, 2020
Canadian Solar Construction (Australia) Pty Ltd	Australia	100%		Engineering, procurement and construction (EPC) services
	July 4, 2017
Canadian Solar Investment Management Pty Ltd	Australia	100%		Development of solar power projects
	February 24, 2020
FieldFare Argentina S.R.L.	Argentina	100%		Electricity sales
	December 27, 2017
CSI Energy Project Technology (SuZhou) Co., Ltd.	PRC	100%		Development of solar power projects
	November 19, 2020
CSI Solar Co., Ltd.	PRC	79.59%		Investment holding and trading
	July 7, 2009
CSI New Energy Holding Co., Ltd.	PRC	100	%*	Investment holding
	January 7, 2005
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100	%*	Manufacture of solar modules and wafers
	February 24, 2006
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100	%*	Production of solar modules
	August 1, 2006
CSI Cells Co., Ltd.	PRC	100	%*	Production of solar cells
	August 23, 2006
Suzhou Sanysolar Materials Technology Co., Ltd.	PRC	100	%*	Production of solar module materials
	August 17, 2011
CSI Solar Manufacturing (Funing) Co., Ltd.	PRC	100	%*	Manufacturing and sales of solar wafers and cells
	May 29, 2014
Changshu Tegu New Material Technology Co., Ltd.	PRC	100	%*	Research and development, production and sales of EVA solar packaging film
	September 2, 2014
Changshu Tlian Co., Ltd.	PRC	100	%*	Junction box and connector research, development, production and sales
	December 26, 2014
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100	%*	Production of solar ingots
	August 18, 2016
CSI New Energy Development (Suzhou) Co., Ltd.	PRC	90	%*	Design, engineering construction and management of solar power projects
	December 17, 2009
CSI Electricity Sales (JiangSu) Co., Ltd.	PRC	100	%*	Electricity sales
	January 18, 2018
CSI Modules (DaFeng) Co., Ltd.	PRC	57.4197	%* **	Production of solar modules
	May 16, 2017
CSI Cells (Yancheng) Co., Ltd.	PRC	73.2063	%* ***	Production of solar cells
	May 18, 2017
CSI NewEnergy (ZheJiang) Co., Ltd.	PRC	100	%*	Investment holding
	October 17, 2017
Canadian Solar Sunenergy (Jiaxing) Co. Ltd. (formerly known as CSI Modules (Jiaxing) Co., Ltd.)	PRC	100	%*	Production of solar modules
	November 3, 2017
Canadian Solar Photovoltaic Technology (Luoyang) Co., Ltd.	PRC	100	%*	Production of solar cells and wafers
	November 27, 2017
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.999996	%*	Production of solar cells and modules
	November 20, 2015
Canadian Solar Manufacturing Vietnam Co., Ltd.	Vietnam	100	%*	Production of solar modules
	June 25, 2015
Canadian Solar (USA) Inc.	USA	100	%*	Sales and marketing of modules
	June 8, 2007
Canadian Solar EMEA GmbH	Germany	100	%*	Sales and marketing of modules
	September 2, 2009
Canadian Solar Japan K.K.	Japan	100	%*	Sales and marketing of modules
	June 11, 2009
Canadian Solar International Limited	Hong Kong	100	%*	Sales and marketing of modules
	March 25, 2011
Canadian Solar South East Asia Pte. Ltd.	Singapore	100	%*	Sales and marketing of modules
	September 29, 2011
Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd.	Brazil	100	%*	Sales and marketing of solar modules, and solar energy solutions
	November 14, 2012
Canadian Solar SSES (US) Ltd	USA	100	%*	Turnkey battery storage technology solutions
	January 14, 2020
Canadian Solar SSES (UK) Ltd	United Kingdom	100	%*	Intellectual property holding
	December 18, 2019

*     Significant subsidiaries within the scope of CSI Solar are held through CSI Solar Co., Ltd. of which CSI holds 79.59% equity rights of CSI Solar Co., Ltd.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Thousands of U.S. Dollars, unless otherwise indicated)

**   Canadian Solar Manufacturing (Changshu) Inc. holds 46.73% equity rights of CSI Modules (DaFeng) Co., Ltd., a limited partnership fund, of which Canadian Solar Manufacturing (Changshu) Inc. holds 20% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Co., Ltd. holds 0.067% shares as a general partner and holds 53.27% equity rights of CSI Modules (DaFeng) Co., Ltd.

*** CSI Cells Co., Ltd. holds 57.13% equity rights of CSI Cells (Yancheng) Co., Ltd., a limited partnership fund, of which CSI Cells Co., Ltd. holds 37.33% shares as a limited partner and a wholly-owned subsidiary of CSI Solar Co., Ltd. holds 0.17% shares as a general partner and holds 42.87% equity rights of CSI Cells (Yancheng) Co., Ltd.