Form 20-F/A
period 2021-12-31
Canadian Solar Inc.
filed 2022-10-18
CIK 1375877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Explanatory Note

Canadian Solar Inc. is filing this Amendment No. 1 to Form 20-F (the “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2021, which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022 (the “Original Filings”), to add certain disclosures in “Part I”, “Item 3. Key Information”, “Item 4. Information on the Company”, including the section titled “Enforceability of Civil Liabilities,” and “Item 5. Operating and Financial Review and Prospects” to (i) provide additional disclosure regarding certain legal and operational risks associated with our operations in China, (ii) revise and restate certain risks related to the Holding Foreign Companies Accountable Act and the determinations of the Public Company Accounting Oversight Board, (iii) revise and add certain disclosure regarding the permissions required from China authorities and the difficulty of bringing actions and enforcing judgments against our officers and directors, (iv) revise and clarify certain disclosure with respect to the cash and asset flows through our organization, and (v) revise and add certain disclosure in relation to the impact of higher supply chain costs on our results of operations. In addition, the Amendment No. 1 contains a revised “Item 19. Exhibits”.

Except as described above or as otherwise expressly provided by the terms of this Amendment No. 1, no other changes have been made to the Original Filings. This Amendment No. 1 speaks as of the filing date of the Original Filings. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filings and any documents filed with or furnished to the SEC by Canadian Solar Inc. subsequent to April 28, 2022.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1 pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act.

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

PART I

The Holding Foreign Companies Accountable Act

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign Companies Accountable Act, or the HFCAA. The final amendments establish the SEC’s procedures for determining whether a registrant is a “Commission-Identified Issuer” under the HFCAA, and prohibiting the trading of Commission-Identified Issuer’s securities. If the SEC determines that we are a Commission-Identified Issuer under the HFCAA for three consecutive years, or if the audit report filed as part of our annual report with the SEC is otherwise deemed not to be in compliance with the requirements of the Exchange Act due to the Public Company Accounting Oversight Board, or the PCAOB’s inability to inspect our auditor, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination, the Nasdaq is expected to delist our common shares.

To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm that issues the audit report included in the Form 20-F, is located in China and is currently not inspected by the PCAOB. Our auditor is identified by the PCAOB and is subject to the determinations announced by the PCAOB.

We were conclusively identified as a “Commission-Identified Issuer” on May 26, 2022.

In addition, on June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common shares could be prohibited from trading in the United States as early as 2023.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.  While this Statement of Protocol may lead to full resolution of the previously identified issues, there can be no assurance that this will be the case. In such an event, there can be no assurance that we will continue to be able to comply with the requirements imposed by the U.S. regulators or Nasdaq.

The inability of the PCAOB to conduct adequate inspections deprives our investors of the benefits of such inspections and could cause our common shares to be prohibited from trading or delisted under the HFCAA and the AHFCAA. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The Accelerating Holding Foreign Companies Accountable Act, if enacted, would reduce the time period before our common shares may be prohibited from trading or delisted. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors of the benefits of such inspections.”

Our Corporate Structure and Operations in China

We are a corporation governed by the laws of the province of Ontario, Canada with operations in North America, South America, Europe, South Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Through the equity ownership in our subsidiaries, we primarily conduct our manufacturing operations in China and Southeast Asia, and have made certain investments in solar power system and project assets in China. See “Item 4. Information on the Company—C. Organizational Structure” for additional information on our corporate structure, including a list of our significant subsidiaries. Investors in our common shares thus are not purchasing equity interests in our operating subsidiaries, but instead are purchasing equity interests solely in our Canadian parent company. As used in this annual report, references to “CSI”, “we”, “us”, “our company” or “our” are made as to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries; references to “Canadian Solar Inc.” are made as to the Canadian parent company only.

We are exposed to legal and operational risks associated with having a significant portion of our manufacturing operations in China. We are subject to risks arising from the PRC legal system, including the uncertainty in the interpretation and enforcement of the evolving PRC policies, laws and regulations. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, such as those related to regulatory approvals on offerings conducted overseas, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for additional information of the risks associated with our operations in China.

For example, the recently promulgated PRC Data Security Law and the PRC Personal Information Protection Law in 2021, the Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC, and several other PRC governmental authorities in 2021, as well as the Regulations on Critical Information Infrastructure promulgated by the PRC State Council in 2021, expose uncertainties and potential additional restrictions on China-based overseas-listed companies. Although we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities, we face uncertainties as to whether we will be subject to the oversight of the CAC and how such oversight may impact us.

On September 1, 2022, Measures for the Security Assessment of Outbound Data Transfers and its guideline Guide to Applications for Security Assessment of Outbound Data Transfers (First Edition) promulgated by the CAC took effect. According to the aforementioned rule, a data processor is required to apply to the national cyberspace administration for security assessment of outbound data transfer through local provincial cyberspace administration, if the data processor provides important data abroad. The rule is newly adopted, and it is not certain how the CAC will interpret and enforce it. If we are required to go through a security assessment of outbound data transfer, we will receive a notice on assessment result after completion of the assessment, and we may be notified to terminate the outbound data transfer or make rectification as required. In addition, we have to regulate our outbound data transfer activities in accordance with the applicable laws and regulations on the security management of outbound data transfer and the relevant requirements specified in the notice on assessment result. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.”

In addition, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets, and stipulate certain circumstances under which the overseas offering and listing would be prohibited, as well as the measures taken by the CSRC if a PRC domestic company falls into any of such circumstances prior to the overseas offering and listing, such as imposing a postponement or termination of the proposed overseas offering and listing, and canceling the corresponding filing on the conditions that the proposed overseas offering and listing application documents have been filed. These provisions are still in draft form for comments. It is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges or continue to offer our securities to investors in the future, and even when such permission is obtained, whether it will be later denied or rescinded. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

Furthermore, with the trend of strengthening anti-monopoly supervision around the world, the PRC government has promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy, which stipulates that any concentration of undertakings involving variable interest entities in Internet industry is subject to anti-monopoly review. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. Although we believe that these regulations have little impact on us, there remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be interpreted and implemented. We cannot guarantee that regulators will agree with us or that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry, which could harm our business.”

Risks and uncertainties arising from the Chinese legal system, including risks and uncertainties that the rules and regulations may be inconsistent and change quickly with little advance notice and that the Chinese government may intervene or influence the operations of our PRC subsidiaries at any time, could result in a material change in our operations and the value of our securities. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry, which could harm our business.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. It may intervene or influence the operations of our PRC subsidiaries at any time, which could result in a material change in our operations and the value of our securities.”

Our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm that issues the audit report included in the Form 20-F, is located in China and is currently not inspected by the PCAOB. Our auditor is identified by the PCAOB and is subject to the determinations announced by the PCAOB on December 16, 2021. In addition, the HFCAA was enacted on December 18, 2020. If the SEC determines that we are a Commission-Identified Issuer under the HFCAA for three consecutive years, or if the audit report filed as part of our annual report with the SEC is otherwise deemed not to be in compliance with the requirements of the Exchange Act due to the PCAOB’s inability to inspect our auditor, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination, the Nasdaq is expected to delist our common shares. Further, on June 22, 2021, the U.S. Senate passed a bill known as the AHFCAA, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common shares could be prohibited from trading in the United States as early as 2023. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The Accelerating Holding Foreign Companies Accountable Act, if enacted, would reduce the time period before our common shares may be prohibited from trading or delisted. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors of the benefits of such inspections.”

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3  KEY INFORMATION

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, which was enacted on December 18, 2020 and became effective on January 1, 2021, together with the final amendments, established the SEC’s procedures for determining whether a registrant is a “Commission-Identified Issuer” under the HFCAA, and prohibiting the trading of Commission-Identified Issuer’s securities. If the SEC determines that we are a Commission-Identified Issuer under the HFCAA for three consecutive years, or if the audit report filed as part of our annual report with the SEC is otherwise deemed not to be in compliance with the requirements of the Exchange Act due to the PCAOB’s inability to inspect our auditor, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. Further, on June 22, 2021, the U.S. Senate passed a bill known as the AHFCAA, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common shares could be prohibited from trading in the United States as early as 2023.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm that issues the audit report included in the Form 20-F, is located in China and is currently not inspected by the PCAOB. Our auditor is identified by the PCAOB and is subject to the determinations announced by the PCAOB.

On May 26, 2022, we were conclusively identified as a “Commission-Identified Issuer” on SEC’s “Conclusive list of issuers identified under the HFCAA”. If we are so identified for another two consecutive years, the SEC will prohibit our securities from trading on a national securities exchange or in the over the counter trading market in the U.S. in early 2024. In the event of such determination, the Nasdaq is expected to delist our common shares. If the AHFCAA is signed into law, such prohibition would take effect the earliest in early 2023.

Risks Related to Doing Business in China

We are a corporation governed by the laws of the province of Ontario, Canada with operations in North America, South America, Europe, South Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Through the equity ownership in our subsidiaries, we primarily conduct our manufacturing operations in China and Southeast Asia, and have made certain investments in solar power system and project assets in China. As a result, we are subject to significant regulatory, liquidity, and enforcement risks relating to doing business in China, including, but not limited to, the following:

●	The enforcement of the labor contract law and increases in labor costs in the PRC may adversely affect our business and our profitability.

●	The increase or decrease in tax benefits from local tax bureau could affect our total PRC taxes payments, which could have a material and adverse impact on our financial condition and results of operations.

●	There are significant uncertainties regarding our tax liabilities with respect to our income under the EIT Law.

●	Dividends paid by us to our non-PRC shareholders and gains on the sale of our common shares by our non-PRC shareholders may be subject to PRC enterprise income tax liabilities or individual income tax liabilities.

●	Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

●	The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. It may intervene or influence the operations of our PRC subsidiaries at any time, which could result in a material change in our operations and the value of our securities.

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

●	You may have difficulty enforcing judgments obtained against us.

For further details, see “—D. Risk Factors—Risks Related to Doing Business in China” and “—D. Risk Factors—Risks Related to Our Common Shares.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in the PRC through our PRC subsidiaries. Our operations in the PRC are governed by PRC laws and regulations. We are required to obtain or complete construction enterprise and engineering qualifications, electric power business permit, work safety license, registration of foreign trade operator operators, and registration certificates of customs declaration entity to operate our business in China. As of the date of this annual report, we believe that our PRC subsidiaries have obtained and completed all requisite permissions and registrations for our operations in all material aspects from relevant PRC authorities and none of the requisite permission or registrations for our operations in all material aspects have been denied by relevant PRC authorities. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in the PRC.

In connection with offering of our securities in the United States, under the PRC laws and regulations currently in effect, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities. We believe that we and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC under the Cybersecurity Review Measures, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, we cannot guarantee that the regulators will agree with us. In particular, there remain uncertainties as to how PRC government will regulate overseas securities offerings and oversea listings in general, as well as how related regulations will be interpreted or implemented. Although we intend to closely monitor the relevant regulatory environment and fully comply with the regulations or policies that have been issued by the CSRC, CAC, or other PRC authorities to date, we cannot assure you that we will be able to fully comply with requirements to obtain any permissions and approvals from PRC authorities that may be in effect for the future.

If we or our PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) are required to obtain permissions or approvals in the future in the event of a change to the applicable laws, regulations, or interpretations, but we fail to obtain such permissions or approvals in a timely manner, or at all, we may face adverse actions or sanctions by PRC regulatory authorities, which may include fines and penalties on our operations in China, order to suspend our PRC subsidiaries’ businesses, and other actions that could have an adverse effect on our business. Furthermore, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities may significantly decline or be worthless.

For a detailed discussion of the related risks, see “—D. Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” and “—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.”

Cash and Asset Flows through Our Organization

We conduct operations in North America, South America, Europe, South Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Our manufacturing operations are conducted through our subsidiaries primarily in China and Southeast Asia in which we have equity ownership and a substantial part of our revenues, expenses, cash and cash equivalent, and restricted cash are denominated in Renminbi.

Cash may be transferred within our consolidated group by way of funds to our subsidiaries, either in the form of capital contributions, working capital cash advances or working capital payable, directly or through intermediate holding companies. Canadian Solar Inc. may provide loans to its subsidiaries and vice versa, and our subsidiaries may make dividends or other distributions to Canadian Solar Inc., directly or through intermediate holding companies. These cash transfers factor the capital and liquidity needs of our subsidiaries, and are subject to our internal approval processes and funding arrangements, taking into account local regulations and tax laws. We have not faced restrictions or limitations in our ability to transfer cash between subsidiaries in countries where we earn and hold significant cash, or continue to make significant investments.

In 2020, we announced our plan to carve-out and publicly list our legacy Module and System Solutions subsidiary, CSI Solar Co., Ltd. (“CSI Solar”), in China (“the IPO”). In preparation for the IPO, we transferred our China solar power system and project assets from CSI Solar to our Global Energy business for a cash consideration of $19.2 million in 2021.

Canadian Solar Inc. transferred an aggregate of $76.7 million, $391.3 million and $339.6 million of cash in the form of capital contributions and loans to our subsidiaries in 2019, 2020 and 2021, respectively. Canadian Solar Inc. further transferred an aggregate $43.6 million and $206.9 million in 2019 and 2021, respectively, and received an aggregate $287.9 million in 2020, of cash related to net working capital advances to subsidiaries. These transfers were made to our Global Energy subsidiaries primarily for solar and battery storage projects. Apart from these transfer to our Global Energy subsidiaries, $20.0 million was transferred as capital contribution to CSI Solar in 2020, prior to its carve-out IPO plan. There were no transfers made to the other PRC subsidiaries. Our PRC operations are generally funded through the revenue cash flows from the sales of solar modules, solar system kits and battery storage solutions, and domestic borrowings within CSI Solar.

Canadian Solar Inc. received an aggregate of $12.8 million, $20.5 million and $533.8 million of cash in 2019, 2020 and 2021, respectively, from repayment of loans by our Global Energy subsidiaries. Canadian Solar Inc. further received $183.7 million in 2019, and transferred $340.5 million and $42.2 million in 2020 and 2021, respectively, of cash related to net working capital payable to our Global Energy subsidiaries. There were no cash proceeds nor distribution received from PRC subsidiaries in 2019, 2020 and 2021.

In addition, we conduct regular procurement transactions with the CSI Solar’s subsidiaries related to purchase of modules and battery storage solutions for our Global Energy projects.

Refer to Note 20 of our consolidated financial statements for related party purchases in 2019, 2020 and 2021.

Prior to the completion of the carve-out IPO restructuring, CSI Solar paid a one-time dividend of RMB847.6 million ($123.5 million) to Canadian Solar Inc. in 2020. This transaction was subjected to a 10% withholding income tax rate of RMB84.8 million ($12.4 million) based on the EIT Law and its implementation rules. There have not been any transfers, dividends, or distributions from CSI to our U.S. investors to date.

Our ability to pay dividends, if any, to our shareholders and to service any debt we may incur will depend upon dividends paid by and loan repayment or distributions by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, our PRC subsidiaries are required to set aside no less than 10% of profit after tax as appropriations to the general reserve and other statutory reserves. These reserves, together with the registered capital, are not distributable as cash dividends except in the event of liquidation and with approval from the local PRC government. As of December 31, 2021, these restricted net assets in the PRC amounted to $602.5 million. Furthermore, our PRC subsidiaries are subject to the restrictions on currency exchange. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the People’s Bank of China and PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our PRC subsidiaries’ ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues and cash flow will be generated under our PRC subsidiaries, and most of our cash and cash equivalents and restricted cash are denominated in Renminbi, any existing and future restrictions on dividend or currency exchange may limit our ability to utilize cash generated by our PRC subsidiaries to fund our business activities outside of the PRC or pay dividends in foreign currencies.

In other countries where we earn and hold significant cash, or continue to make significant investments, we believe there are no significant restrictions or limitations on foreign exchange, our ability to transfer cash between entities across borders or to U.S. investors, or our ability to distribute earnings from our subsidiaries. Changes in business environments, debt instruments entered into by our subsidiaries, regulatory changes, and limitations under PRC laws and regulations and other developments outside of our control may prevent some or all of our subsidiaries from making distributions or payments to us in the future.

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

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA. The final amendments establish the SEC’s procedures for determining whether a registrant is a “Commission-Identified Issuer” under the HFCAA, and prohibiting the trading of Commission-Identified Issuer’s securities. If the SEC determines that we are a Commission-Identified Issuer under the HFCAA for three consecutive years, or if the audit report filed as part of our annual report with the SEC is otherwise deemed not to be in compliance with the requirements of the Exchange Act due to the PCAOB’s inability to inspect our auditor, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over the counter trading market in the U.S., which could affect the liquidity of our common shares.

To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

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

We were conclusively identified as a “Commission-Identified Issuer” on SEC’s “Conclusive list of issuers identified under the HFCAA” on May 26, 2022.

In addition, on June 22, 2021, the U.S. Senate passed a bill  known as the AHFCAA, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common shares could be prohibited from trading in the United States as early as 2023.

As a result, if we are identified as a “Commission-Identified Issuer” for another two consecutive years, the SEC will prohibit our securities from trading on a national securities exchange or in the over the counter trading market in the U.S. in early 2024. In the event of such determination, the Nasdaq is expected to delist our common shares. If the AHFCAA is signed into law, such prohibition would take effect the earliest in early 2023. Moreover, we expect to be identified as a “Commission-Identified Issuer” again after we file our annual report for the fiscal year ended December 31, 2022, assuming the PCAOB determines that it is still unable to inspect or investigate completely our auditor by then.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. While this Statement of Protocol may lead to full resolution of the previously identified issues, there can be no assurance that this will be the case. In such an event, there can be no assurance that we will continue to be able to comply with the requirements imposed by the U.S. regulators or Nasdaq.

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

The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry, which could harm our business.

We conduct a significant portion of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and joint venture companies. The rules and regulations in China can change quickly with little advance notice.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is still developing, the implementation and enforcement of many laws, regulations and rules may be inconsistent and change quickly with little advance notice, which may limit legal protections available to us. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management.

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

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy, which stipulates that any concentration of undertakings involving variable interest entities in Internet industry is subject to anti-monopoly review. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. Although we believe that these regulations have little impact on us, there remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be interpreted and implemented. We cannot guarantee that regulators will agree with us or that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. It may intervene or influence the operations of our PRC subsidiaries at any time, which could result in a material change in our operations and the value of our securities.

We conduct our business in China through our PRC subsidiaries in which we hold equity ownership interests. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to our industry, taxation, land use rights, foreign investment limitations, and other matters. The Chinese government may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our securities.

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

Government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries at any time, may cause us to make material changes to the operations of our PRC subsidiaries, which could result in a material change in the value of our securities. Therefore, investors and our business face potential uncertainties from actions taken by the Chinese government.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Chinese government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

It is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges or to offer our securities to investors in the future, and even when such permission is obtained, whether it will be later denied or rescinded.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets, and stipulate certain circumstances under which the overseas offering and listing would be prohibited, as well as the measures taken by the CSRC if a PRC domestic company falls into any of such circumstances prior to the overseas offering and listing, such as imposing a postponement or termination of the proposed overseas offering and listing, and canceling the corresponding filing on the conditions that the proposed overseas offering and listing application documents have been filed.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules, for public comments. According to the Draft Archives Rules, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complied with the corresponding procedures. Nevertheless, the Draft Archives Rules do not provide a clear scope of state secrets or secrets of the governmental authorities and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws.

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

On September 1, 2022, Measures for the Security Assessment of Outbound Data Transfers and its guideline Guide to Applications for Security Assessment of Outbound Data Transfers (First Edition) promulgated by the CAC took effect. According to the aforementioned rule, a data processor is required to apply to the national cyberspace administration for security assessment of outbound data transfer through local provincial cyberspace administration, if the data processor provides important data abroad. The rule is newly adopted, and it is not certain how the CAC will interpret and enforce it. If we are required to go through a security assessment of outbound data transfer, we will receive a notice on assessment result after completion of the assessment, and we may be notified to terminate the outbound data transfer or make rectification as required. In addition, we have to regulate our outbound data transfer activities in accordance with the applicable laws and regulations on the security management of outbound data transfer and the relevant requirements specified in the notice on assessment result.

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

Enforceability of Civil Liabilities

We are a corporation governed by the laws of the province of Ontario, Canada and a substantial portion of our assets and business operations are located outside of the United States.

Some of our directors and officers reside outside the United States (principally in Canada, mainland China and Hong Kong). Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the United States. In addition, our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

There are defenses that can be raised to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws, such that the enforcement in Canada of such liabilities and judgments is not certain. Therefore, it may not be possible to enforce in Canada those actions against us, our directors and officers.

There is uncertainty as to whether the courts of the PRC would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The recognition and enforcement of foreign civil judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign civil judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties or arrangements between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, among others. Currently, China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign civil judgments with the United States or Canada. As a result, it is generally difficult to recognize and enforce in China a civil judgment rendered by a court in either of these two jurisdictions.

In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgment in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

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

In 2021, our results of operations were impacted by the rising supply chain costs. We took actions to build higher buffer inventories to improve cost certainty for our manufacturing operations and in anticipation of the higher solar module shipments outlook. These inventories are held in our manufacturing facilities to cater to production forecast, and in transit to third-party logistical centers to facilitate shipment of solar modules to the ultimate sales destination. The inventory balances held by us represent the volumes we believe are necessary and sufficient to execute our growth strategies. We have funded our increase in working capital for inventories by $312.8 million, $181.0 million and $518.7 million in 2019, 2020 and 2021, respectively, primarily through cash flows generated from operations, but also with short-term borrowings, as needed.

We are tracking constraints and cost trends and have taken steps to mitigate the potential impacts by building buffers in our materials inventory as described above, and ensuring our suppliers have adequate access to materials level aligned to our forecasts. Additionally, we may enter into long-term supply agreements with silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements.

We have not experienced significant shortage in our supply chain. However, any supply chain disruption for materials and essential components of our solar power products could significantly delay the shipment of our solar power products and have a material adverse effect on our revenues, profitability and financial condition. For further discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Supply chain issues, including shortages of adequate raw materials, component and equipment supply, cancellation or delay of purchase orders, inflationary pressures and cost escalation could adversely affect our business, results of operations and relationship with customers, particularly given our dependence on a limited number of suppliers of key elements like silicon wafers and cells.”

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

2.2***	Description of Securities of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
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

8.1***	List of Significant Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101***	Financial information from registrant for the year ended December 31, 2021 formatted in eXtensible Business Reporting Language (XBRL):

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

*** Previously filed with the Original Filings

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

Date: October 18, 2022

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