Form 20-F
period 2023-12-31
Canadian Solar Inc.
filed 2024-04-26
CIK 1375877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Huifeng Chang, Chief Financial Officer

545 Speedvale Avenue West

Guelph, Ontario, Canada N1K 1E6

Tel: 1 519-837 1881

Fax: 1 519-837 2550

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

66,158,741 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2023.

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

i

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“AC” and “DC” refer to alternating current and direct current, respectively;
●	“AUD” and “Australian dollars” refer to the legal currency of Australia;
●	“BRL” and “Brazilian reals” refer to the legal currency of Brazil;
●	“Canadian Solar Inc.” refers to Canadian Solar Inc., an Ontario, Canada corporation;
●	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“COD” refers to commercial operation date;
●	“CSI”, “we”, “us”, “our company” and “our” refer to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries;
●	“CSI Solar” refers to CSI Solar Co., Ltd.;
●	“C$” and “Canadian dollars” refer to the legal currency of Canada;
●	“EPC” refers to engineering, procurement and construction;
●	“EU” refers to the European Union;
●	“FIT” refers to feed-in tariff;
●	“FIP” refers to feed-in premium;
●	“GAAP” refers to generally accepted accounting principles;
●	“Korea” refer to the Republic of Korea, also commonly known as “South Korea”;
●	“OBCA” refers to the Business Corporation Act (Ontario);
●	“O&M services” refers to operation and maintenance services;
●	“PPA” refers to power purchase agreement;
●	“PV” refers to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“U.S.” and “USA” refers to the United States of America;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“shares” and “common shares” refer to common shares, with no par value, of Canadian Solar Inc.;
●	“THB” and “Thai baht” refer to the legal currency of Thailand;
●	“U.K.” refers to the United Kingdom;
●	“VPPA” refers to virtual power purchase agreement;
●	“W”, “kW”, “MW” and “GW” refer to watts, kilowatts, megawatts and gigawatts, respectively;
●	“ZAR” and “South African rand” refer to the legal currency of South Africa.
●	“$”, “US$” and “U.S. dollars” refer to the legal currency of U.S.;
●	“€” and “Euros” refer to the legal currency of the Economic and Monetary Union of the European Union;
●	“£”, “GBP” and “British pounds” refer to the legal currency of the United Kingdom; and
●	“¥”, “JPY” and “Japanese yen” refer to the legal currency of Japan.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 and as of December 31, 2022 and 2023.

We use the noon buying rate in The City of New York for cable transfers in Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York to translate Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report on Form 20-F. Unless otherwise stated, the translation of Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand into U.S. dollars was made by the noon buying rate in effect on December 29, 2023, which was RMB7.0999 to $1.00, €1.1062 to $1.00, £1.2743 to $1.00, ¥140.9200 to $1.00, C$1.3202 to $1.00, AUD0.6828 to $1.00, THB34.3500 to $1.00, BRL4.8521 to $1.00 and ZAR18.2622 to $1.00. We make no representation that the Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals, South African rand or U.S. dollars amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals South African rand or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding the worldwide demand for electricity and the market for solar power and battery energy storage;
●	our beliefs regarding the rate at which solar power and battery energy storage technologies will be adopted and the continued growth of the solar power and battery energy storage industry;
●	our ability to develop, build and operate solar power and battery energy storage systems in the U.S., the EU, and elsewhere to create greater asset value and retain greater ownership of projects in select markets;
●	our beliefs regarding the value of and ability to monetize our portfolio of solar power and battery energy storage projects;
●	our expectations regarding governmental support for solar power and battery energy storage;
●	our beliefs regarding the importance of environmentally friendly power generation;
●	our expectations with respect to increased revenue growth and improved profitability;
●	our beliefs regarding the competitiveness of our solar power and battery energy storage products and services;
●	our expectations regarding the benefits to be derived from our supply chain management and vertical integration manufacturing strategy;
●	our ability to continue developing our in - house solar component and battery energy storage production capability and our expectations regarding the timing of the expansion of our internal production capacity;
●	our ability to secure adequate volumes of silicon, solar wafers and lithium cells at competitive cost to support our solar module and battery energy storage production;
●	our beliefs regarding the effects of environmental regulation;
●	our future business development, results of operations and financial condition;
●	competition from other manufacturers of solar power or battery energy storage products and conventional energy suppliers;
●	our ability to successfully expand our range of products and services and to successfully execute plans to increase revenues generated through recurring income; and
●	our beliefs with respect to the outcome of the investigations and litigation to which we are a party.

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

PART I

Our Corporate Structure and Operations in China

Canadian Solar Inc. is a corporation governed by the laws of the province of Ontario, Canada with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Through the equity ownership in our subsidiaries, we primarily conduct our manufacturing operations in China, Southeast Asia and the U.S., and have made certain investments in solar power system and project assets in China. See “Item 4. Information on the Company—C. Organizational Structure” for additional information on our corporate structure, including a list of our significant subsidiaries. Investors in our common shares thus are not purchasing equity interests in our operating subsidiaries, but instead are purchasing equity interests solely in our Canadian parent company. As used in this annual report, references to “CSI”, “we”, “us”, “our company” or “our” are made as to Canadian Solar Inc., its predecessor entities and its consolidated subsidiaries; references to “Canadian Solar Inc.” are made as to the Canadian parent company only.

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

On September 1, 2022, Measures for the Security Assessment of Outbound Data Transfers and its guideline Guide to Applications for Security Assessment of Outbound Data Transfers (First Edition) promulgated by the CAC took effect. According to the aforementioned rule, a data processor is required to apply to the national cyberspace administration for security assessment of outbound data transfer through local provincial cyberspace administration, if the data processor provides important data abroad. The rule is newly adopted, and it is not certain how the CAC will interpret and enforce it. If we are required to go through a security assessment of outbound data transfer, we will receive a notice on assessment result after completion of the assessment, and we may be notified to terminate the outbound data transfer or make rectification as required. In addition, we have to regulate our outbound data transfer activities in accordance with the applicable laws and regulations on the security management of outbound data transfer and the relevant requirements specified in the notice on assessment result. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.”

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and relevant supporting guidelines (collectively, the “Trial Administrative Measures”), which became effective on March 31, 2023. According to the Trial Administrative Measures, a PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. When a PRC domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. When a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major PRC domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities, subsequent filings shall be made with the CSRC within three working days after the offering is completed. In addition, upon the occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event.

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

According to the Trial Administrative Measures, PRC domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as existing issuers. Due to the fact that our common shares have been listed on the Nasdaq Global Select Market, even if we are deemed as an existing issuer, and we are currently not required to obtain permission or approval from any of the PRC authorities including the CSRC or the CAC or to complete the filing procedures with the CSRC for our historical securities offerings pursuant to the Trial Administrative Measures, we may be required to submit filings to the CSRC in the event that we conduct any securities offerings in the future.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board, or the PCAOB, and that we are a Commission-Identified Issuer under the HFCAA for two consecutive years, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. In the event of such determination, the Nasdaq is expected to delist our common shares.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm located in China, was subject to that determination.

On May 26, 2022, we were conclusively identified as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determinations issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB, with the last inspection in 2023. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified when we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Until such time as the PCAOB issues any new determination, we do not expect our securities to be subject to a trading prohibition under the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our common shares may be prohibited from trading in the United States under the HFCAA in the future if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3  KEY INFORMATION

Risks Related to Doing Business in China

Canadian Solar Inc. is a corporation governed by the laws of the province of Ontario, Canada with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Through the equity ownership in our subsidiaries, we primarily conduct our manufacturing operations in China, Southeast Asia and the U.S., and have made certain investments in solar power system and project assets in China. As a result, we are subject to significant regulatory, liquidity, and enforcement risks relating to doing business in China, including, but not limited to, the following:

●	The enforcement of the labor contract law and increases in labor costs in the PRC may adversely affect our business and our profitability.
●	The increase or decrease in tax benefits from local tax bureau could affect our total PRC taxes payments, which could have a material and adverse impact on our financial condition and results of operations.
●	There are significant uncertainties regarding our tax liabilities with respect to our income under the EIT Law.
●	Dividends paid by our PRC subsidiaries to our non-PRC shareholders and gains on the sale of our common shares by our non-PRC shareholders may be subject to PRC enterprise income tax liabilities or individual income tax liabilities.
●	Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
●	The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry.
●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. It may intervene or influence the operations of our PRC subsidiaries at any time, which could result in a material change in our operations and the value of our securities.
●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
●	Failure to comply with governmental regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.
●	You may have difficulty enforcing judgments obtained against us.

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

According to the Trial Administrative Measures, PRC domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as existing issuers. Due to the fact that our common shares have been listed on the Nasdaq Global Select Market, even if we are deemed as an existing issuer, and we are currently not required to obtain permission or approval from any of the PRC authorities including the CSRC or the CAC or to complete the filing procedures with the CSRC for our historical securities offerings pursuant to the Trial Administrative Measures, we may be required to submit filings to the CSRC in the event that we conduct any securities offerings in the future.

For a detailed discussion of the related risks, see “—D. Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” and “—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.”

Cash and Asset Flows through Our Organization

We conduct operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Our manufacturing operations are conducted through our subsidiaries primarily in China, Southeast Asia and the U.S. in which we have equity ownership and a substantial part of our revenues, expenses, cash and cash equivalent, and restricted cash are denominated in Renminbi.

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

In 2020, we announced our plan to carve-out and publicly list our legacy Module and System Solutions subsidiary, CSI Solar Co., Ltd. (“CSI Solar”), in China (“the IPO”). In preparation for the IPO, we transferred our China solar power system and project assets from CSI Solar to our Recurrent Energy business for a cash consideration of $19.2 million in 2021.

Canadian Solar Inc. transferred an aggregate of $339.6 million, $187.5 million and $84.4 million of cash in the form of capital contributions and loans to our subsidiaries in 2021, 2022 and 2023, respectively. Canadian Solar Inc. further transferred an aggregate $206.9 million in 2021, and received an aggregate $11.0 million in 2022, of cash related to net working capital advances to subsidiaries. These transfers were made to our Recurrent Energy subsidiaries primarily for solar power and battery energy storage projects. Apart from these transfers to our Recurrent Energy subsidiaries, $20.0 million was transferred as capital contribution to CSI Solar in 2020, prior to its carve-out IPO plan. There were no transfers made to the other PRC subsidiaries. Our PRC operations are generally funded through the revenue cash flows from the sales of solar modules, solar system kits and battery energy storage solutions, and domestic borrowings within CSI Solar.

Canadian Solar Inc. received an aggregate of $533.8 million, $172.6 million and $69.2 million of cash in 2021, 2022 and 2023, respectively, from repayment of loans by our Recurrent Energy subsidiaries. Canadian Solar Inc. further transferred $42.2 million in 2021 and received an aggregate $38.6 million in 2022, of cash related to net working capital payable to, or receivable from, our Recurrent Energy subsidiaries. There were no cash proceeds nor distribution received from PRC subsidiaries in 2021, 2022 and 2023. Canadian Solar Inc. received an aggregate of $49.6 million of cash related to a loan from a Recurrent Energy subsidiary in 2022.

In addition, we conduct regular procurement transactions with CSI Solar’s subsidiaries related to purchase of modules and battery energy storage solutions for our Recurrent Energy projects.

Prior to the completion of the carve-out IPO restructuring, CSI Solar paid a one-time dividend of RMB847.6 million ($123.5 million on the date of transaction) to Canadian Solar Inc. in 2020. This transaction was subjected to a 10% withholding income tax rate of RMB84.8 million ($12.4 million on the date of transaction) based on the EIT Law and its implementation rules. There have not been any transfers, dividends, or distributions from CSI to our U.S. investors to date.

Our ability to pay dividends, if any, to our shareholders and to service any debt we may incur will depend upon dividends paid by and loan repayment or distributions by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, our PRC subsidiaries are required to set aside no less than 10% of profit after tax as appropriations to the general reserve and other statutory reserves. These reserves, together with the registered capital, are not distributable as cash dividends except in the event of liquidation and with approval from the local PRC government. As of December 31, 2023, these restricted net assets in the PRC amounted to $1,587.5 million. Furthermore, our PRC subsidiaries are subject to restrictions on currency exchange. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the People’s Bank of China and PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our PRC subsidiaries’ ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues and cash flow will be generated under our PRC subsidiaries, and most of our cash and cash equivalents and restricted cash are denominated in Renminbi, any existing and future restrictions on dividend or currency exchange may limit our ability to utilize cash generated by our PRC subsidiaries to fund our business activities outside of the PRC or pay dividends in foreign currencies.

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

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, and that we are a Commission-Identified Issuer under the HFCAA for two consecutive years, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. In the event of such determination, the Nasdaq is expected to delist our common shares.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm located in China, was subject to that determination.

On May 26, 2022, we were conclusively identified as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determinations issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB, with the last inspection in 2023. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified when we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Until such time as the PCAOB issues any new determination, we do not expect our securities to be subject to a trading prohibition under the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our common shares may be prohibited from trading in the United States under the HFCAA in the future if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

A	[Reserved]
B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

Summary of Risk Factors

An investment in our common shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Company and Our Industry

Risks and uncertainties related to our company and industry include, but are not limited to, the following:

●	We may be adversely affected by volatile solar power and battery energy storage market and industry conditions; in particular, the demand for our solar power and battery energy storage products and services may decline, which may reduce our revenues and earnings;
●	Our future success depends partly on our ability to expand the development pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties;
●	The operating results of our project development business within Recurrent Energy and the mix of revenues from our CSI Solar and Recurrent Energy segments may be subject to significant fluctuation due to a number of factors, including the unpredictability of the timing of the development and sale of our solar power and battery energy storage projects and our inability to find third party buyers for our projects in a timely manner, on favorable terms and conditions, or at all;
●	The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power and battery energy storage products and services, hamper our expansion and materially affect our results of operations;
●	Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery energy storage power, which could cause demand for our products to decline;
●	Imposition of antidumping and countervailing duty orders or safeguard measures in one or more markets may result in additional costs to our customers, which could materially or adversely affect our business, results of operations, financial conditions and future prospects;
●	Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability;
●	Developing and operating solar power and battery energy storage projects exposes us to risks different from those related to producing solar modules and battery energy storage products;
●	We face a number of risks involving offtake contracts and project level financing arrangements, including failure or delay in entering into offtake contracts, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy out, acceleration and other clauses, all of which could materially and adversely affect our energy business, financial condition, results of operations and cash flows;
●	Oversupply of modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings;

●	We face risks associated with the marketing, distribution and sale of our solar power and battery energy storage products and services internationally;
●	We have in the past, and may in the future, implement initiatives designed to manage our manufacturing capacity to meet demand efficiently. We may fail to realize the full benefits of, and could incur significant costs relating to, any such initiatives, which could materially adversely affect our business, financial condition, and results of operations; and
●	Our significant international operations expose us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the countries where we operate.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties related to doing business in China, including, but are not limited to, the following:

●	The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry, which could harm our business;
●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. It may intervene or influence the operations of our PRC subsidiaries at any time, which could result in a material change in our operations and the value of our securities;
●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;
●	Interruption in or failure of information technology, control and communication systems that we manage or that are managed by third parties with which we do business, including cyber-attacks to or other privacy or data security incidents that result in security breaches of these systems, could have an adverse effect on our business, results of operations, and financial condition; and
●	Failure to comply with governmental regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

Risks Related to Our Common Shares

In addition to the risks described above, we are subject to risks related to our common shares:

●	We may issue additional common shares, other equity or equity-linked debt securities, which may materially and adversely affect the price of our common shares;
●	The market price for our common shares may be volatile;
●	Substantial future sales of our common shares in the public market, or the perception that such sales could occur, could cause the price of our common shares to decline;
●	Our articles contain certain provisions that could adversely affect the rights of holders of our common shares;
●	You may have difficulty enforcing judgments obtained against us;
●	If a United States person is treated as owning at least 10% of our shares, such person may be subject to adverse United States federal income tax consequences; and

●	We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

Risks Related to Our Company and Our Industry

We may be adversely affected by volatile solar power and battery energy storage market and industry conditions; in particular, the demand for our solar power and battery energy storage products and services may decline, which may reduce our revenues and earnings.

Our business is affected by conditions in the solar power and battery energy storage market and industry. We believe that the solar power and battery energy storage market and industry may from time to time experience oversupply. When this occurs, many solar power and battery energy storage project developers, solar and battery energy storage system installers and solar power and battery energy storage product distributors that purchase solar power and battery energy storage products, including solar modules and battery energy storage solutions from manufacturers like us, may be adversely affected. When certain distributed generation markets experience higher than anticipated channel inventory levels, we may face more intense price competition from other manufacturers than usual, which may materially and adversely affect our financial results. Our shipments of solar modules increased in 2021, 2022 and 2023. The average selling prices for our solar modules have increased in 2021 and 2022, and decreased in 2023. If the supply of solar modules and battery energy storage solutions grows faster than demand and if governments reduce financial support for the industry and impose trade barriers for solar power and battery energy storage products, demand and the average selling price for our products could be materially and adversely affected.

The solar power and battery energy storage market is still at a relatively early stage of development, and future demand for solar power and battery energy storage products and services is uncertain. Market data for the solar power and battery energy storage industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power and battery energy storage products and services in our largest end markets, including the U.S., Europe, Japan, China, Brazil, the U.K. and Australia, may not develop or may develop to a lesser extent than we anticipate.

We are currently pursuing battery energy storage opportunities, given their importance in enhancing the flexibility of intermittent renewable energy power systems and improving the reliability and resiliency of energy grid infrastructure. If demand in our key markets slows, competition intensifies, or we fail to capitalize on growth opportunities, our battery energy storage business may not grow as anticipated. While we are working to improve the cost and efficiency of our battery energy storage system manufacturing processes, there can be no assurance that we will be successful. External factors or unforeseen challenges may hinder our ability to achieve anticipated outcomes in the battery energy storage market.

Many factors may affect the viability of solar power and battery energy storage technology and the demand for solar power and battery energy storage products, including:

●	the cost-effectiveness, performance and reliability of solar power and battery energy storage products and services, including our solar power and battery energy storage projects, compared to conventional and other renewable energy sources and products and services;
●	the availability of government incentives to support the development of the solar power and battery energy storage industry;
●	the availability and cost of capital, including long-term debt and tax equity, for solar power and battery energy storage projects;
●	the success of other alternative energy technologies, such as wind power, hydroelectric power, clean hydrogen, geothermal power and biomass fuel;
●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil, gas and other fossil fuels;
●	capital expenditures by end users of solar power and battery energy storage products and services, which tend to decrease when the economy slows; and

●	the availability of favorable regulation for solar power and battery energy storage within the electric power industry and the broader energy industry.

If solar power and battery energy storage technology is not suitable for widespread adoption or if sufficient demand for solar power and battery energy storage products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer, and we may be unable to sustain our profitability.

Our future success depends partly on our ability to expand the development of our solar and battery energy storage pipelines in several key markets, which exposes us to a number of risks and uncertainties.

Historically, our sales of modules, solar system kits, and other services have accounted for the majority of our net revenues. Going forward, we plan to increase our project development investment to create greater asset value and retain greater ownership of projects in selected markets. While we continue to monetize our current portfolio of solar power and battery energy storage projects in operation, we also intend to grow our Recurrent Energy business by developing and operating more solar power and battery energy storage projects that we develop. As we do, we will be increasingly exposed to the risks associated with these activities. Further, our future success largely depends on our ability to expand our solar power and battery energy storage project development pipeline. The risks and uncertainties associated with our Recurrent Energy business, and our ability to expand our solar power and battery energy storage project development pipeline, include:

●	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including construction and procurement price inflation, delays in regulatory approvals, grid connection, supply chain of our suppliers or availability of components, construction and installation, and performance acceptance testing;
●	delays or denial of required regulatory approvals by relevant government authorities, as a result of, among others, poor management of permitting process, including lack or resources and opaqueness of administrative measures;
●	the need to raise significant additional funds to develop greenfield or purchase late stage solar power and battery energy storage projects, which we may be unable to obtain on commercially reasonable terms or at all;
●	failure to execute our project development pipeline expansion plan effectively;
●	the uncertainty of being able to sell the projects, receive full payment for them upon completion, or receive payment in a timely manner; and
●	diversion of significant management attention and other resources.

If we are unable to successfully expand our Recurrent Energy business, in particular, progressing our projects from development to operational phase, and growing our solar and battery energy storage project development pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate cash flows in excess of our capital costs.

The operating results of our project development business within Recurrent Energy and the mix of revenues from our CSI Solar and Recurrent Energy segments may be subject to significant fluctuation due to a number of factors, including the unpredictability of the timing of the development and sale of our solar power and battery energy storage projects and our inability to find third party buyers for our projects in a timely manner, on favorable terms and conditions, or at all.

Our Recurrent Energy business develops, sells and/or operates and maintains solar power and battery energy storage projects primarily in the U.S., the EU, Brazil, the U.K., Japan, Taiwan and Australia. Our project development activities have grown over the past several years through a combination of organic growth and acquisitions. After completing their development, we either operate our solar power or battery energy storage projects under PPAs, VPPAs or other contractual arrangements with utility companies or grid operators, or sell them to third party buyers. Revenues from our Recurrent Energy segment decreased by $302.6 million, or 26.9%, to $821.5 million for the year ended December 31, 2022 and then decreased by $323.9 million, or 39.4%, to $497.7 million for the year ended December 31, 2023. While Recurrent Energy’s business model was historically predominantly develop-to-sell, we have been adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income. For solar power and battery energy storage projects that we decide to sell, there is no assurance whether or when we will be able to realize their estimated resale value. Also, from time to time, we may reclassify project assets as solar power systems as the intention on these projects transition to be held on our balance sheet for the purpose of generating long-term electricity income.

The operating results of our Recurrent Energy business may be subject to significant period-over-period fluctuations for a variety of reasons, including but not limited to the unpredictability of the timing of the development and sale of our solar power and battery energy storage projects, changes in market conditions after we have committed to projects, availability of financing for our projects and changes in government regulations and policies, all of which may result in the cancellation of or delays in the development of projects, inability to monetize or delays in monetizing projects or changes in amounts realized on monetization of projects. If a project is canceled, abandoned or deemed unlikely to occur, we will charge all prior capital costs as an operating expense in the quarter in which such determination is made, which could materially adversely affect operating results.

Further, the mix of revenues from our CSI Solar and Recurrent Energy segments can fluctuate dramatically from quarter to quarter, which may adversely affect our margins and financial results in any given period.

Any of the foregoing may cause us to miss our financial guidance for a given period, which could adversely impact the market price for our common stock and our liquidity.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power and battery energy storage products and services, hamper our expansion and materially affect our results of operations.

Most solar power and battery energy storage projects, including our own, require financing for development and construction with a mixture of equity, third-party funding and tax equity financing. The cost of capital affects both the demand and price of solar power and battery energy storage systems. A high cost of capital may materially reduce the internal rate of return for solar power and battery energy storage projects and therefore put downward pressure on the prices of solar systems, solar modules and battery energy storage systems, which typically comprise a major part of the cost of solar power and battery energy storage projects. We intend to develop or acquire projects in the future that utilize tax equity financing. However, no assurance can be given that tax equity investors will be available or willing to provide financing on acceptable terms at the time of any such development or acquisition or that the tax incentives and benefits that are needed to make tax equity financing available will remain in place.

Furthermore, solar power and battery energy storage projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar power and battery energy storage projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power and battery energy storage industry. Moreover, as a result of the effects of inflation in the global economy, certain governmental authorities responsible for administering monetary policy have increased applicable central bank interest rates, which could increase the costs required to obtain debt financing in the future or refinance current indebtedness. In addition, higher bond yields could result in increased return expectations for solar power and battery energy storage projects, which would result in lower sale prices. In the event that suitable funding is unavailable, our customers may be unable to pay for products they have agreed to purchase. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans and tax equity financing arrangements. Unfavorable credit and tax equity markets may impede our expansion plans and materially and adversely affect our results of operations. The cash flow of a solar power or battery energy storage project may be derived from long-term PPA and VPPA with public utilities, licensed suppliers, corporate offtakers and commercial, industrial or government end users, or contracts to provide capacity and ancillary services. Consequently, the availability and cost of funding solar power and battery energy storage projects is determined in part based on the perceived counterparty credit rating or sovereign credit risk of the country where a particular project is located.

In light of the uncertainty in the global credit and tax equity environment, we cannot make assurances that financial institutions will continue to offer funding to solar and battery energy storage project developers and owners at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund solar power and battery energy storage systems and potentially reduce the demand for solar modules and battery energy storage systems and/or reduce the average selling prices for solar modules and battery energy storage systems, which may materially and adversely affect our business, results of operations, financial condition and prospects.

Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery energy storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power is sold under PPA or VPPA, depends largely on the availability and size of government subsidy programs and economic incentives. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of tax credits, renewable portfolio standards, auctions for Contracts for Difference (“CfDs”), FIP, FIT, rebates and other incentives. These governments implemented mandates for end-users, owners, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether, and it is likely that eventually incentives for solar and alternative energy technologies will be phased out completely. In recent years, the cost of solar power and battery energy storage products has generally declined, and the industry has become less dependent on government incentives. However, governments in some of our largest markets have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the United States and a number of the states of the European Union (including without limitation, Italy, France, Germany, Spain and Poland) continue to provide incentives and policy support schemes for investments in solar power and battery energy storage that will directly benefit the solar and battery energy storage industry.

In the United States, renewable energy projects currently benefit from various federal, state and local governmental incentives, such as ITCs, PTCs and Renewable Portfolio Standards (“RPS”) programs, accelerated tax depreciation, and other incentives provided for under the Inflation Reduction Act of 2022 (“IRA”), signed into law on August 16, 2022. The provisions of the IRA are intended to, among other things, incentivize domestic clean energy investment, manufacturing and production. The IRA includes provisions that provide incentives for clean energy through enhancement of the Investment Tax Credit (“ITC”) program, enablement of solar energy projects to also utilize the Production Tax Credit (“PTC”) program and availability of advanced manufacturing tax production credit pursuant to Section 45X of the Internal Revenue Code for solar modules and solar module components manufactured in the United States and sold to third parties. Such credit, which may be refundable or transferable to a third party, is available through 2032, subject to phase down beginning in 2030. Under the current legislative framework, most solar power and battery energy storage projects are expected to qualify for the PTCs or ITCs at least through the end of 2032. The IRA also offers an extra ten percent credit if the project is in an “energy community” and another ten percent credit if the project satisfies domestic content requirements, which will be set forth when the implementing regulations are finalized. In June 2023, the United States Internal Revenue Service, or IRS, issued temporary and proposed regulations related to applicable tax credit transferability and direct pay provisions of the Inflation Reduction Act. The final regulations became effective, and prior temporary regulations were replaced, beginning in May 2024. We view the enactment of the IRA as favorable for the overall business climate for solar and battery energy storage industry, however, we are continuing to evaluate the overall impact and applicability of the IRA to our current and planned business and the markets in which we seek to sell our products and services.

As to Europe, a number of European countries (notably, Germany, France, Italy, Spain and Poland) continue to support realization of solar projects through incentive schemes and auctions, with additional limitations and regulations on agricultural land as compared to industrial and commercial zones, and the enactment of new laws in order to simplify the permitting process and enhance administrative resources to promote renewable energy sources. The European Union revised the Renewable Energy Directive, which entered into force on November 20, 2023, that may provide additional support for solar and battery energy storage development. As to Japan, new FIP scheme has been effectively implemented in April 2022. This new scheme ensures investment incentives for power producers by allowing them to receive premium based on the unit price in addition to the sales revenue from the transactions at the power exchange or through the power purchase agreements, and such premium is calculated by deducting reference price based on the market price from the base price.

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

We have been, and may be in the future, subject to the imposition of antidumping and countervailing duty orders or safeguard measures in one or more of the markets in which we sell our products. Solar products have been and remain subject to antidumping and countervailing duty orders, as well as safeguard measures, in the U.S., the EU, and Canada, and the Company has defended its interests in administrative and judicial proceedings related thereto. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” The U.S., the EU, the U.K. and Canada are important markets for us. Ongoing proceedings relating to past, and the imposition of any new, antidumping and countervailing duty orders or safeguard measures in these markets may result in additional costs to us and/or our customers, which may materially and adversely affect our business, results of operations, financial conditions and future prospects.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for solar power and battery energy storage products and services is influenced by macroeconomic factors, such as global economic conditions (e.g. interest rates, foreign exchange rates and inflation), demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, clean and other alternative energy industries and the environment. Any failure to increase our revenue or to manage our costs as a result of continued inflationary pressures, would prevent us from achieving or maintaining profitability or cash flow at all or on a consistent basis. Further, as a result of global economic conditions, some governments may implement measures that reduce the incentives designed to benefit the solar power and battery energy storage industry. A decrease in solar power tariffs, price of capacity and ancillary services, or wholesale electricity in many markets placed downward pressure on the price of solar and battery energy storage systems in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power and battery energy storage products and services. If we experience negative global economic and industry conditions and demand for solar power and battery energy storage projects and solar power and battery energy storage products and services weakens as a result, our business and results of operations may be adversely affected.

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

The development and construction of solar power and battery energy storage projects involve known and unknown risks, many of which are not under our sole control. For example, we may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering and permitting and may incur legal and other expenses before we can determine whether a project is feasible; we may also need to engage and rely on third parties including, but not limited to, contractors and consultants. Success in developing a particular project is contingent upon, among other things:

●	securing land rights and related permits, including satisfactory environmental assessments;
●	receiving required land use, construction and operational permits and approvals;
●	receiving rights to interconnect to the electric grid;
●	obtaining transmission capacity, accurately estimating, and where possible mitigating, upgrade costs to the transmission grid and other system constraints;
●	securing economically feasible cost of interconnection and other deposits (some of which are non-refundable);
●	avoiding or mitigating impacts to archaeological, historical or cultural resources, and/or protected or endangered species or habitats, migratory birds, wetlands or other water resources;
●	negotiating tax incentives and property tax abatement, whenever applicable;
●	negotiating satisfactory EPC or balance of plant agreements, and mitigating the solvency or financial conditions of our EPC contractors, suppliers or other third parties that we engage;
●	obtaining equity, debt and tax equity financing; and
●	timely and satisfactory execution and performance by the third parties that we engage.

In addition, successful completion of a particular project may be adversely affected by numerous factors, including:

●	changes in laws, regulations and policies and shifts in trade barriers and remedies, especially tariffs;
●	failure in obtaining and complying with required governmental permits and approvals and the inability to renew or replace permits and approvals that expire or are terminated in a timely manner and on reasonable terms;
●	compliance with domestic content and labor requirements;
●	disputes and potential challenges from local residents, environmental organizations, and others who may not support the project;
●	unforeseen engineering problems, subsurface land conditions, construction delays, cost over-runs, labor, equipment and materials supply shortages or disruptions (including labor strikes);
●	failure to enter into offtake contracts or capacity and ancillary services contracts, on terms favorable to us, or at all;
●	additional complexities when conducting project development or construction activities in foreign jurisdictions, including compliance with applicable U.S. or local laws and customs; and
●	force majeure events, including adverse weather conditions, pandemics, supply chain disruptions, hostilities and other events beyond our control.

If we are unable to complete the development of a solar power and battery energy storage project or we fail to meet any agreed upon system level capacity or energy output guarantees or warranties or other contract terms, or our projects cause grid interference or other damage, the EPC, the offtake contracts, capacity and ancillary services contracts or other agreements related to the project may, depending on the specific terms of the agreements, be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project. If a third-party EPC contractor is terminated or resigns, we may be forced to take on additional risk, such as cost inflation and other cost increase that would otherwise be covered by third-party EPC contractor and responsibilities associated with the construction. No assurances can be given that disputes with EPC contractors will not arise in the future. Any of these events may materially and adversely affect our business, results of operations and financial conditions.

We may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power and battery energy storage systems. All essential costs are estimated at the time of entering into the EPC agreement for a particular project, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project.

In addition, we require qualified, licensed subcontractors to install most of our solar power and battery energy storage systems. Shortages of components (which may be attributable to the shortage of raw materials or components), skilled labor, or inability to obtain regulatory approvals and operating permits could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected profitability or our results of operations may be adversely affected.

Developing and operating solar power and battery energy storage projects exposes us to risks different from those related to producing solar modules and battery energy storage products.

The development of solar power and battery energy storage projects can take many months or years to complete and may be delayed for reasons beyond our control. There can be no assurance that the projects can be completed within the time or at the costs projected. Any such delays or cost overruns or the inability to obtain such approvals or to reach such agreements on acceptable terms could negatively affect the returns from any proposed or current solar power and battery energy storage projects. It often requires us to make significant up-front payments for, among other things, land rights, interconnection work and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and invest in other projects.

In contrast to producing solar modules and battery energy storage products, developing solar power and battery energy storage projects requires more management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management’s attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar power and battery energy storage projects weakens or we are not able to successfully complete the performance acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar power and battery energy storage projects at prices and on terms and timing that are acceptable to us.

Our Recurrent Energy business also includes operating solar power and battery energy storage projects and selling electricity, capacity and ancillary services to the local or national grid or other power purchasers. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar or battery energy storage, technological advancements and the failure of our power generation or battery energy storage facilities.

We currently own a 15% stake in the Canadian Solar Infrastructure Fund, Inc. (“CSIF”, TSE: 9284), the largest Japanese infrastructure fund listed on the Tokyo Stock Exchange since 2017. We also own a 70% stake in CSFS Fund I, a closed-ended, real-estate reserved alternative investment fund in Italy. We sold 30% of CSFS Fund I’s preferred units to a third-party investor in 2022. By creating these and similar funds, we are subject to a variety of risks and regulations that substantially differ from the risks the rest of our businesses are subject to, such as the risk that the funds may not be deployed successfully, may experience investor withdrawal or liquidation with limited notice or penalty, or may not generate a sufficient rate of return to satisfy fund investors. If we are unable to consistently deliver quality and consistent returns, it may impact our ability to attract capital and continue holding the assets acquired by the funds. We may also suffer reputational damage if our funds do not perform in-line with investor expectations. Our fund partners and investors may have interests that are different from ours which may result in conflicting views as to the conduct and management of the investments. Any disagreements with our partners or investors could adversely affect our business and results of operations.

We face a number of risks involving offtake contracts and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration and other clauses, all of which could materially and adversely affect our energy business, financial condition, results of operations and cash flows.

We may not be able to enter into offtake contracts, such as PPAs or VPPAs, or contracts for capacity and ancillary services, for our solar power and battery energy storage projects due to intense competition, increased supply of electricity from other sources, reduction in wholesale electricity prices, changes in government policies or other factors. There is a limited, but growing, pool of potential buyers for electricity generated and services provided by our solar power and battery energy storage plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs or VPPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of additional power plants. We may experience delays in entering into offtake contracts, such as PPAs and VPPAs, or contracts for capacity and ancillary services for some of our solar power and battery energy storage projects or may not be able to renew or replace an expiring contract with another contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to finance project construction and to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, or could be exposed to more uncertain merchant or wholesale electricity pricing, which could materially and adversely affect our financial condition, results of operations and cash flows.

The electric power generated by our solar power and battery energy storage projects will generally be sold under long-term PPAs or VPPAs with public utilities, licensed suppliers, corporate offtakers, and commercial, industrial or government end users, or contracts to provide capacity and ancillary services. Despite possible future alternatives, we expect a substantial number of our future projects to also have long-term PPAs, VPPAs or similar offtake arrangements such as FIP programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power or services delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

Some of our offtake contracts are subject to price adjustments over time. If the price under any of our offtake contracts is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Some inflation-based price adjustment is only done yearly and consequently may not allow us to pass on the additional costs in a timely manner, if at all. Certain of the offtake contracts for our own projects and those for projects that we have acquired and may acquire in the future contain or may contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. If these provisions are exercised, our financial condition, results of operations and cash flows could be materially and adversely affected. To the extent the output of a project is not fully subject to offtake contracts, electricity generated by our solar power systems will be exposed to merchant price risk. Additionally, certain of the project-level financing arrangements for projects allow, and certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that the related offtake contract is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods. Certain of our offtake contracts and project-level financing arrangements include, and in the future may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, if we cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. The termination of any of our offtake contracts or the acceleration of the maturity of any of our financing arrangements as a result of a change-in-control event could have a material adverse effect on our financial condition, results of operations and cash flows.

Oversupply of polysilicon, solar wafers, cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

Silicon production capacity has expanded rapidly in recent years. As a result of this expansion, coupled with the global economic downturn, the solar industry has experienced an oversupply of high-purity silicon since the beginning of 2009. This has contributed to an oversupply of solar wafers, cells and modules and resulted in substantial downward pressure on prices throughout the value chain. The average selling price of our solar modules increased to $0.28 per watt in 2021 and $0.30 per watt in 2022, and subsequently decreased to $0.23 per watt in 2023. Although we believe that there is a relative balance between capacity and demand at low prices due to industry concentration, increases in solar module production in excess of market demand may result in further downward pressure on the price of solar wafers, cells and modules, including our products. Increasing competition could also result in us losing sales or market share.

On the other hand, demand for solar products remains strong and may continue to increase, driven by various factors such as the efforts being made by major economies toward clean, renewable energy sources and decarbonization, which could result in increase in the costs of and difficulties in sourcing raw materials to support the increased production levels due to capacity addition limitations. As a result, we may not be able to keep up with fast growth in the demand for our solar products. Accordingly, due to fluctuations in the supply and price of solar power products throughout the value chain, we may not be able to, on an ongoing basis, procure silicon, solar wafers and cells at reasonable costs if any of the above risks materialize. If, on an ongoing basis, we are unable to procure silicon, solar wafers and solar cells at reasonable prices or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins will be adversely impacted, either due to higher costs compared to our competitors or due to further write-downs of inventory, or both. In addition, our market share could decline if our competitors are able to price their products more competitively.

We are subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where we do business. Any changes to these laws, regulations and policies may present legal, technical, regulatory and economic barriers to the development, construction, purchase and use of solar power and battery energy storage products, solar power and battery energy storage projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

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

In the countries where we do business, the market for solar power and battery energy storage products, solar power and battery energy storage projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power and battery energy storage technology, which could result in a significant reduction in the potential demand for our solar power and battery energy storage products, solar power and battery energy storage projects and solar electricity.

In our CSI Solar business (which includes sales of solar system kit, battery energy storage solutions, and other EPC, materials, components and services), we expect that our solar power and battery energy storage products and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, place of origin, and other related matters. Any new regulations or policies pertaining to our solar power and battery energy storage products may result in significant additional expenses to us, our resellers and customers, which could cause a significant reduction in demand for our solar power and battery energy storage products.

In our Recurrent Energy business, we are subject to numerous national, regional and local laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs, reduced returns or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects, for example, by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulations supporting the creation of organized merchant or wholesale electricity markets are currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power or provision of capacity and ancillary services. An example of a potential change in law that could impact the company would be a repeal or amendment of the Inflation Reduction Act in the U.S.

Regulatory changes in a jurisdiction where we are developing a solar and battery energy storage project may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

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

In our CSI Solar business, we face intense competition from a large number of module competitors, including non-China-based companies such as First Solar, Inc., or First Solar, and China-based companies such as LONGI Green Energy Technology Co. Ltd., or Longi, Trina Solar Limited, or Trina, JinkoSolar Holding Co., Limited, or Jinko, JA Solar Co., Limited, or JA Solar, and Tongwei Solar Co., Ltd., or Tongwei, and battery energy storage companies such as Tesla, Inc., or Tesla, Fluence Energy, Inc., or Fluence, and Sungrow Power Supply Co., Ltd, or Sungrow. Some of our competitors are developing or are currently producing products based on new solar module and battery energy storage technologies that may ultimately have costs similar to or lower than our projected costs. These include products based on thin film PV technology, which requires either no silicon or significantly less silicon to produce than crystalline silicon solar modules, such as the ones that we produce, and is less susceptible to increases in silicon costs. To effectively compete, our products and production capacity are undergoing continuous transformation. For example, while crystalline silicon cell modules have become the market mainstream, our ongoing upgrade to N-type and TOPCon technology, which is focused on further improving the photoelectric conversion efficiency and reducing the manufacturing cost, is susceptible to various related risks. Our judgment of the development trend of technology and products may prove inaccurate, and we may fail to invest sufficiently in research and development in the technology with the most market potential. Consequently, we may be exposed to the risk of technological backwardness.

The demand and potential future growth for our battery energy storage solutions are dependent on a number of factors, including cost competitiveness, reliability and performance of our battery energy storage products. If we cannot manage our growth, then we may be unable to take advantage of market opportunities, execute our growth plan, or respond to competitive pressures. This could also result in increased costs, difficulties in introducing new products, or other operating challenges.

Furthermore, some of our competitors have longer operating histories, greater name and brand recognition, access to larger customer bases, greater resources and significantly greater economies of scale than we do. In addition, some of our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products. Some of our competitors have more diversified product offerings, which may better position them to withstand a decline in demand for solar power and battery energy storage products. Some of our competitors are more vertically integrated than we are, from upstream silicon wafer manufacturing to solar power system integration. This may allow them to capture higher margins or have lower costs. In addition, new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share. If we fail to compete successfully, our business will suffer and we may not be able to maintain or increase our market share.

In our Recurrent Energy business, we compete in a more diversified and complicated landscape since the commercial and regulatory environments for solar and battery energy storage project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar power and battery energy storage projects. Some of our competitors may have advantages over us in terms of greater experience or resources in the operation, capital, financing, technical support and management of solar power and battery energy storage projects, in any particular markets or in general.

We have a global footprint and develop solar power and battery energy storage projects primarily in the U.S., the EU, the U.K., Brazil, Mexico, Chile, Colombia, Australia, Taiwan, Japan, China and Korea. There is no guarantee that we can compete successfully in the markets in which we currently operate or the ones we plan to enter in the future. For example, in certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power and battery energy storage projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets.

We also provide battery energy storage solutions, EPC, power services (O&M or operations and maintenance) and asset management services, and face intense competition from other service providers in those markets.

Our Recurrent Energy business also includes sale of electricity generation from operating portfolio, we believe that our primary competitors in the electricity generation markets in which we operate are the incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price, reliability of delivery and the ease with which customers can switch to electricity generated by or discharged from our solar and battery energy storage power projects.

As the solar power, battery energy storage and renewable energy industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

We face risks associated with the marketing, distribution and sale of our solar power and battery energy storage products and services internationally.

The international marketing, sale, distribution and delivery of our products and services expose us to a number of risks, including:

●	fluctuating sources of revenues;
●	difficulties in staffing and managing overseas operations;
●	fluctuations in foreign currency exchange rates;
●	differing regulatory and tax regimes across different markets;
●	the increased cost of understanding local markets and trends and developing and maintaining an effective marketing and distribution presence in various countries;
●	the difficulty of providing customer service and support in various countries;
●	the difficulty of managing our sales channels effectively as we expand beyond distributors to include direct sales to systems integrators, end users and installers;
●	the difficulty of managing the development, construction and sale of our solar power and battery energy storage projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers and changes in regulations, among other factors;
●	the difficulties and costs of complying with the different commercial, legal and regulatory requirements in the overseas markets in which we operate;
●	any failure to develop appropriate risk management and internal control structures tailored to overseas operations;
●	any inability to obtain, maintain or enforce intellectual property rights;

●	any unanticipated changes in prevailing economic conditions and regulatory requirements; and
●	any trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, our ability to expand our business abroad could suffer.

Our revenue sources have fluctuated significantly over recent years. For example, in 2021, the Americas contributed 43.2%, Asia contributed 40.5%, and Europe and other regions contributed 16.3% of our revenues. In 2022, the Americas contributed 37.4%, Asia contributed 36.7%, and Europe and other regions contributed 25.9% of our revenues. In 2023, the Americas contributed 34.4%, Asia contributed 41.0%, and Europe and other regions contributed 24.6% of our revenues. As we shift the focus of our operations between different regions of the world, we have limited time to prepare for and address the risks identified above. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain global regions becomes more prominent. This may adversely influence our financial performance.

We have in the past, and may in the future, implement initiatives designed to manage our manufacturing capacity to meet demand efficiently. We may fail to realize the full benefits of, and could incur significant costs relating to, any such initiatives, which could materially adversely affect our business, financial condition, and results of operations.

We have implemented several initiatives designed to manage our manufacturing capacity to meet demand efficiently. Our solar module, cell, solar wafer and ingot total annual production capacities were 57.0 GW, 50.0 GW, 21.0 GW and 20.4 GW, respectively, as of December 31, 2023. We target to expand these annual capacities to be 61.0 GW, 55.7 GW, 50.0 GW and 50.4 GW, respectively, by December 31, 2024. Our battery energy storage manufacturing capacity was 10.0 GWh as of December 31, 2023. We target to expand our battery energy storage annual manufacturing capacity to 20.0 GWh by December 31, 2024.

In January 2023, we entered into a multi-year investment agreement with the municipal government of Yangzhou City in Jiangsu Province, China. Under this agreement, we plan to add vertically integrated high efficiency wafer, cell and module capacity, as well as battery system manufacturing capacity, in Yangzhou’s clean energy manufacturing industrial park, The project plan will be carried out in three phases, with Phase I being 14 GW of annual wafer and cell capacity. Phase I has commenced production in 2023.

In June 2023, we announced our plan to build a solar module production facility in Mesquite, Texas, with an annual output of 5 GW. The facility commenced production in late 2023.

In July 2023, we entered into a multi-year investment agreement with the municipal government of Hohhot in Inner Mongolia, China, to invest in 20 GW of ingot, 40 GW of crucible, 10 GW of wafer, 10 GW of cell, 5 GW of module and 5 GW of ancillary products manufacturing capacities as the initial phase of the agreement. The ingot capacity is expected to commence production in the second half of 2024.

In October 2023, we announced our plan to build a solar cell production facility in Jeffersonville, Indiana, with an annual output of 5 GW. The facility is expected to start production by the end of 2025.

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

We frequently look for and evaluate opportunities to acquire other businesses, make strategic investments or establish strategic relationships with third parties to improve our market position or expand our products and services. When market conditions permit and opportunities arise, we may also consider divesting part of our current business to focus management attention and improve our operating efficiency. Investments, strategic acquisitions and relationships with third parties could subject us to a number of risks, including risks associated with integrating their personnel, operations, services, internal controls and financial reporting into our operations as well as the loss of control of operations that are material to our business. If we divest any material part of our business, particularly our upstream manufacturing business or downstream energy business, for example, by pursuing Science and Technology Innovation Board (“STAR”) Listing or issuing preferred shares of our Recurrent Energy business, we may not be able to benefit from our investment and experience associated with that part of the business and may be subject to intensified concentration risks with less flexibility to respond to market fluctuations. Moreover, it could be expensive to make strategic acquisitions, investments, divestitures and establish and maintain relationships, and we may be subject to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. Uncertainties with respect to the relatively new PRC regulations, including the Foreign Investment Law and the Implementation Rules of Foreign Investment Law, may also make it more difficult for us to pursue growth through acquisitions. See “—The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the Chinese legal system, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or our industry, which could harm our business.” We cannot assure you that we will be able to successfully make strategic acquisitions and investments and successfully integrate them into our operations, or make strategic divestitures or establish strategic relationships with third parties that will prove to be effective for our business. Our inability to do so could materially and adversely affect our market penetration, our revenue growth and our profitability.

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

In addition, despite our zero tolerance of forced labor, whether in our own manufacturing facilities and throughout our supply chain, we may be subject to risks related to forced labor allegations. We monitor our manufacturing facilities, maintain an equal opportunity policy, prohibit discrimination of any kind, and follow the employment laws and regulations of the jurisdictions in which we operate. A set of challenges were imposed by the U.S. Customs and Border Protection (“CBP”) in June 2021 through a Withhold Release Order (“WRO”) pursuant to Section 307 of the Tariff Act of 1930 on products whose upstream silica-based products (such as polysilicon) are sourced, or are suspected of being sourced, from Hoshine Silicon Industry Co. Ltd. and its subsidiaries (“Hoshine”). On December 23, 2021, President Biden signed into law the Uyghur Forced Labor Prevention Act (the “UFLPA”), which went into effect on June 21, 2022 and creates forced labor-related import restrictions that apply more broadly than the WRO. Our solar modules imported into the U.S. contain polysilicon sourced from the Inner Mongolia and Qinghai provinces of China, Germany and Malaysia. Notwithstanding, there can be no assurance that we will not experience adverse consequences arising from the impact of these restrictions on our products and supply chain. We will use our best effort to provide the requisite evidence to rebut the presumption of use of forced labor with respect to any of our products seized, excluded or detained due to the WRO or the UFLPA by the CBP.

We cannot predict what additional actions the U.S. may adopt or what actions may be taken by other countries with regard to similar concerns. Our direct solar module sales to the U.S. market accounted for 15.5%, 17.5% and 17.3% of our total revenues in 2021, 2022 and 2023, respectively. If additional measures are imposed or other negotiated outcomes occur, our business, financial condition and results of operations could be adversely affected.

Sustained tensions between the United States and China could significantly undermine the stability of the global economy. In addition, geopolitical risks and associated military action may result in, among other things, global security issues, that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy. For example, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have impacted the international economy and give rise to potential global security issues that may adversely affect international business and economic conditions. Additionally, the tensions and conflict affecting Israel and the Gaza Strip since October 2023, and the ongoing conflict in the Red Sea, are continuing, and their duration and outcome remain highly unpredictable.

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

The U.S. Department of Commerce’s antidumping and countervailing duty circumvention determinations and the extended safeguard measures in the United States could adversely affect us.

Canadian Solar’s exports to the United States could be adversely impacted by (i) the U.S. Department of Commerce’s (the “USDOC”) affirmative final determinations in its circumvention investigations of crystalline silicon photovoltaic (“CSPV”) cells and modules products from Thailand and Vietnam; and/or (ii) the U.S. Government’s extension of the safeguard measures currently in place against imports of CSPV cells and modules. As detailed herein, the circumvention-related risk is mitigated by the Group’s compliance with the USDOC’s various certification regimes.

The USDOC rendered affirmative final determinations of circumvention with respect to CSPV products from Cambodia, Thailand, Malaysia, and Vietnam on August 17, 2023, and published these determinations on August 23, 2023. USDOC also made company-specific affirmative determinations with respect to several companies, including Canadian Solar International Limited (“CSIL”).

These circumvention proceedings began on February 8, 2022, when U.S. module producer Auxin Solar Inc. (“Auxin”) filed with the USDOC circumvention petitions on CSPV products from Southeast Asia. Canadian Solar entered an appearance in the Thailand and Vietnam segments of these proceedings and requested that the USDOC reject Auxin’s petition. On April 1, 2022, the USDOC initiated circumvention inquiries on a country-wide basis with respect to all four countries. The USDOC selected CSIL as a mandatory respondent for individual investigation in the Thailand circumvention proceedings. The Group has defended its interests in these proceedings.

U.S. law provides that the USDOC may find that circumvention exists when (among other factors) merchandise subject to an AD/CVD order is completed or assembled in third countries with the end result of AD/CVD duty avoidance. Specifically, with respect to the existing Solar 1 China AD/CVD Orders, the USDOC has found that (i) certain CSPV cells and/or modules produced in Thailand and/or Vietnam fall within the scope of the AD/CVD orders; and (ii) the collection of AD and/or CVD deposits (at ad valorem rates determined during the separate administrative reviews of the Solar 1 China AD/CVD Orders) is appropriate to prevent circumvention of AD/CVD duties. The USDOC’s investigation examined, inter alia, whether (i) the production process in Thailand and Vietnam is “minor or insignificant”; and (ii) the value of the merchandise produced in China is a significant portion of the value of the product exported to the United States.

Under the USDOC’s regulations, an affirmative circumvention determination typically imposes AD/CVD liability from the date of initiation (here, April 1, 2022). Notwithstanding, the USDOC has published a final rule that will delay AD/CVD liability for CSIL’s exports from Thailand (and also Vietnam) in these solar circumvention proceedings (the “Solar Moratorium”) which mitigates possible adverse effects of the circumvention investigations. On June 6, 2022, President Biden issued Proclamation 10414, declaring an emergency with respect to U.S. energy generation, and waiving solar circumvention AD/CVD requirements during the period of emergency (currently set to expire on June 6, 2024). On September 16, 2022, the USDOC published a final rule implementing the Solar Moratorium.

In its August 17, 2023 affirmative final circumvention determinations, the USDOC confirmed that it will not require AD/CVD cash deposits for entries subject to the circumvention investigations for the duration of the emergency declared by President Biden, so long as (a) imports occur on or before June 6, 2024 (or until the temporary duty moratorium is otherwise terminated), and (b) the imported solar products are assembled into solar energy projects within 180 days from the termination of the emergency. The USDOC also implemented a certification mechanism for exporters and importers to demonstrate that merchandise is not subject to circumvention AD/CVD requirements in light of (i) the Solar Moratorium, or (ii) limited reliance on Chinese-origin components (including wafers).

In its final affirmative circumvention determinations, the USDOC indicated that it intends to impose circumvention cash deposit requirements as follows: (1) for exporters of the solar cells or solar modules that have a company-specific cash deposit rate under the Solar 1 China AD/CVD orders, the cash deposit rate will be the company-specific AD and/or CVD cash deposit rate established for that company in the most recently-completed segment of the solar cells proceedings (e.g., an administrative review); (2) for exporters of the solar cells or solar modules that do not have a company-specific cash deposit rate under the Solar 1 China AD/CVD orders, the cash deposit rate will be the company-specific cash deposit rate established under the Solar 1 orders for the company that exported the wafers to the producer/exporter in the relevant third country (i.e., Cambodia, Malaysia, Thailand or Vietnam) that were incorporated in the imported solar cells or solar modules; and (3) if neither the exporter of the solar cells or solar modules nor the exporter of the wafers described in item (2) above has a company-specific cash deposit rate, the AD cash deposit rate will be the China-wide rate (238.95)%, and the CVD cash deposit rate will be the “All-Others” rate (15.24)%. Several of the Group’s entities have been subject to USDOC Solar 1 administrative reviews and are subject to the resulting cash deposit rates.

As a result of USDOC’s final affirmative circumvention determinations, the Group’s exports from Thailand and Vietnam to the U.S. market could be treated as if they are of Chinese origin and therefore could become subject to potentially very high AD/CVD deposit rates. The Group produces a significant portion of its products from facilities in Thailand and Vietnam. As such, the application of AD/CVD duties to the Group’s products produced in Thailand and Vietnam would adversely impact its ability to remain competitive in the U.S. market—one of the Group’s main markets—and risk significant harm to its financial condition and operations. This risk is mitigated, however, by the Group’s compliance with the USDOC’s various certification regimes.

The circumvention final determinations and Solar Moratorium are both under appeal before the U.S. Court of International Trade (“CIT”). On October 20, 2023, CSIL and Canadian Solar Manufacturing (Thailand) Co., Ltd. (“THSM”) filed suit before the CIT challenging USDOC’s affirmative circumvention determination with respect to CSIL and Thailand. CSIL and THSM allege that the USDOC’s final determination is not supported by substantial evidence or otherwise in accordance with the law. Several other companies, including Auxin, have also filed suits challenging the legality of Commerce’s final circumvention determinations, as well as their application to imports of solar products from both Thailand and Vietnam. The CIT is unlikely to rule on the merits of these cases before 2025.

Separately, on December 29, 2023, Auxin and Concept Clean Energy, Inc. filed suit before the CIT challenging the USDOC’s implementation of the Solar Moratorium. Plaintiffs in this appeal seek the collection of AD/CVD duties that otherwise would have been waived pursuant to the Solar Moratorium. Canadian Solar (USA) Inc. (“CSUSA”) and CSIL, among other companies, have sought to intervene in this appeal on the side of the U.S. Government. The U.S. Department of Justice, CSUSA and CSIL, and other defendant-intervenors have asked the CIT to dismiss this case for lack of subject matter jurisdiction. It is unclear when the CIT will rule on these motions.

In addition, President Biden has extended the solar safeguard measure for four years until February 6, 2026. The extended solar safeguard measure applies to nearly all U.S. imports of CSPV cells and modules, including imports from Thailand and Vietnam. The extended safeguard measure doubles the volume of the tariff-rate quota (TRQ) on imported CSPV cells to 5.0 gigawatts and maintains a tariff on imports of CSPV modules and above-quota CSPV cells, beginning at a rate of 14.75% ad valorem and declining annually by 0.25 percentage points to 14.50% in the sixth year, 14.25% in the seventh year, and 14.0% in the eighth year. The extended safeguard measure excludes bifacial panels. In addition, the extended safeguard measure no longer applies to imports of CSPV cells and modules from Canada, as a result of a memorandum of understanding between the United States and Canada. In late 2023, the USITC conducted its second midterm review of the safeguard measure, issuing its monitoring report in February 2024. The extended safeguard measure could be subject to further revision and risk significant harm to the Group’s financial condition and operations.

We face risks related to private securities litigation.

There is no guarantee that we will not become party to lawsuits from time to time. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit. In addition, we are generally obligated, to the extent permitted by law, to indemnify our directors and officers who are named defendants in these lawsuits. If we were to lose a lawsuit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material and adverse effect on our financial condition or results of operations.

Our quarterly operating results may fluctuate from period to period.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

●	the average selling prices of our solar power and battery energy storage products and services;
●	the availability and cost of raw materials, particularly high-purity silicon;
●	the availability and cost of solar cells and wafers from our suppliers;
●	the rate and cost at which we are able to expand our internal production capacity and control our manufacturing costs;
●	the timing of completion of construction of our solar power and battery energy storage projects and related revenue recognition;
●	the timing and pricing of project sales;
●	changes in government incentive programs and regulations, particularly in our key and target markets;
●	the unpredictable volume and timing of customer orders;
●	the timing of successful completion of performance acceptance testing of our solar power and battery energy storage projects;
●	the loss of one or more key customers or the significant reduction or postponement of orders;
●	changes in payments from power purchasers of solar power plants already in operation;
●	the availability and cost of external financing for on-grid and off-grid solar power and battery energy storage applications;
●	acquisition, investment and offering costs;
●	geopolitical turmoil and natural disasters within any of the countries in which we operate;
●	foreign currency fluctuations, particularly in Renminbi, Euros, Brazilian reals, South African rand, Canadian dollars, Japanese yen, Australian dollars, British pounds and Thai baht;
●	the timing of new products or technology introduced or announced by our competitors;
●	fluctuations in electricity rates due to changes in fossil fuel prices or other factors;
●	allowances for credit losses;
●	inventory write-downs;
●	impairment of property, plant and equipment, project assets, solar power and battery energy storage systems, and investments in affiliates;
●	depreciation charges relating to under-utilized assets;
●	share-based compensation expenses on performance-based share awards under our share incentive plan;
●	income taxes; and
●	antidumping, countervailing and other duty costs and true-up charges.

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

The majority of our sales in 2021, 2022 and 2023 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Brazilian reals, Japanese yen, South African rand, Australian dollars and British pounds. The majority of our costs and expenses in 2021, 2022 and 2023 were denominated in Renminbi and were primarily related to the sourcing of solar cells, silicon wafers and silicon, other raw materials, including metallic pastes, glass, aluminum frames, ethylene vinyl acetate (“EVA”, an encapsulant used to seal the module), junction boxes, polymer back sheets, lithium iron phosphate battery cell, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Brazilian Reals, Euros and Thai baht. The majority of our cash and cash equivalents and restricted cash are denominated in Renminbi. Fluctuations in exchange rates, particularly between the U.S. dollars, Renminbi, Euros, Brazilian reals, South African rand, Canadian dollars, Japanese yen, Australian dollars, British pounds and Thai baht may result in foreign exchange gains or losses. We recorded foreign exchange loss of $47.2 million in 2021, and foreign exchange gain of $77.7 million and $30.6 million in 2022 and 2023, respectively.

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

We have hedged part of our foreign currency exposures primarily against the U.S. dollars using foreign currency forward or option contracts. In addition to the requirement to provide collateral when entering into hedging contracts, there are notional limits on the size of the hedging transactions that we may enter into with any particular counterparty at any given time. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. We do not enter into these contracts for trading purposes or speculation, and we believe all these contracts are entered into as hedges of underlying transactions. Nonetheless, these contracts involve costs and risks of their own in the form of transaction costs, credit requirements and counterparty risk. Also, the effectiveness of our hedging program may be limited due to cost effectiveness, cash management, exchange rate visibility and associated management judgment on exchange rate movement, and downside protection. We recorded a gain on change in fair value of foreign currency derivatives, net, of $22.8 million in 2021, and a loss on change in fair value of foreign currency derivative, net, of $40.5 million and $27.5 million in 2022 and 2023, respectively. These gains or losses on change in fair value of foreign currency derivatives, net, are related to our hedging program. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

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

A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in share-based compensation expenses; changes in tax laws or the interpretation of tax laws (e.g., in connection with fundamental U.S. international tax reform); changes in U.S. GAAP; and expiration of or the inability to renew tax rulings or tax holiday incentives. In particular, the Organization for Economic Co-operation and Development (“OECD”) is working on proposals for international tax reform as an extension of its Base Erosion and Profit Shifting (“BEPS”) project. The proposals are comprised in a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two-pillar approach. Subsequently, in October 2021, the OECD/G20 Inclusive Framework announced that 136 countries and jurisdictions had joined an agreement on the two-pillar approach, including the establishment of a global minimum corporate tax rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two. The G20 called for all the rules to enter into force at a global level by 2024. We are monitoring the developments and we may be subject to the application of global minimum tax of 15% which is dependent on the implementation of Pillar 2 rules by the countries where we operate. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

In addition, the Inflation Reduction Act of 2022, or the IRA, was signed into law in August 2022. The IRA includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and we cannot predict how this legislation or any future changes in tax laws might affect us or our common shares. Also, these new tax regimes may require systems and process changes. Any systems and process changes introduce additional operational risk.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery energy storage products and services from some markets, such as the U.S., China, Europe and Japan, may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power and battery energy storage systems and negatively impact the construction schedules of solar power and battery energy storage projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

Our future success depends partly on our ability to maintain and expand our solar products and battery energy storage manufacturing capacity, which exposes us to a number of risks and uncertainties.

Our future success depends partly on our ability to maintain and expand our solar products and battery energy storage manufacturing capacity. If we are unable to do so, we may be unable to expand our business, maintain our competitive position, and improve our profitability. While we believe module manufacturing vertical integration is a competitive advantage, giving us a low cost position as well as a more reliable intermediate supply, there can be no assurance that the significant additional resources expended in order to grow our solar ingot, wafer and cell capacities and expand our battery storage energy capacity will achieve the expected benefits. Our ability to expand our solar products and battery energy storage production capacity is subject to risks and uncertainties, including:

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

If we are unable to maintain and expand our internal production capacity, we may be unable to expand our business as planned. Moreover, even if we do maintain and expand our production capacity, we might still not be able to generate sufficient customer demand for our solar power and battery energy storage products to support the increased production levels.

We may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned leverage of large-scale operations, manufacturing vertical integration and make adequate capital investments in manufacturing capacity and solar and battery energy storage project development.

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

Our operations are capital intensive. We rely on financing from Chinese banks and proceeds from the IPO for a portion of our capital investments in new manufacturing capacity. We cannot guarantee that we will continue to be able to extend existing or obtain new financing on commercially reasonable terms or at all. See “—Our dependence on Chinese banks to extend our existing financing and provide additional financing exposes us to short-term funding risks, which may materially and adversely affect our operations.” Also, even though we are a publicly-traded company and had successfully issued equity and convertible notes in the past, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for financing activities by manufacturers of solar power and battery energy storage products, including, but not limited to interest rates; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner and on commercially acceptable terms, our growth prospects and future profitability may be adversely affected.

Development and construction of our solar power and battery energy storage projects may require us to obtain financing for our projects, including through project financing, green bonds, or other financing. If we are unable to obtain financing, or if financing is only available on terms which are not acceptable to us, we may be unable to fully execute our Recurrent Energy business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar power and battery energy storage projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar power and battery energy storage projects, develop and expand our manufacturing operations, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

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

We require significant cash flow and funding to support our manufacturing operations. As a result, we rely on short-term borrowings, letters of credit and short-term notes payable to provide working capital for our daily manufacturing operations. Since a significant portion of these financings come from Chinese banks, we are exposed to lending policy changes by the Chinese banks. As of December 31, 2023, we had outstanding borrowings of $1,746 million, letters of credit of $142.5 million and short-term notes payable of $878.3 million with Chinese banks.

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

In the past, we were required to make prepayments to certain suppliers, primarily suppliers of machinery, silicon raw materials, solar ingots, wafers, cells and lithium iron phosphate battery cells. Although we require certain customers to make partial prepayments, there is generally a lag between the due date for the prepayment of purchased machinery, silicon raw materials, solar ingots, wafers, cells and lithium iron phosphate battery cells and the time that our customers make prepayments. In the event that our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations.

Long-term supply agreements may make it difficult for us to adjust our material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.

We may enter into long-term supply agreements with silicon and wafer suppliers with fixed price and quantity terms in order to secure a stable supply of materials to meet our production requirements. If, during the term of these agreements, the price of materials decreases significantly and we are unable to renegotiate favorable terms with our suppliers, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline. Furthermore, as we further expand our capacity, our need for long-term supply agreements may change, depending on our view of the supply chain. In addition, if demand for our solar power products decreases, yet our supply agreements require us to purchase more silicon wafers than required to meet customer demand, we may incur costs associated with carrying excess inventory. To the extent that we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected. If our suppliers file lawsuits against us for early termination of these contracts, such events could be costly, may divert management’s attention and other resources away from our business, and could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

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

Supply chain issues, including shortages of adequate raw materials, component and equipment supply, cancellation or delay of purchase orders, inflationary pressures and cost escalation could adversely affect our business, results of operations and relationship with customers, particularly given our dependence on a limited number of key suppliers.

We depend mainly on third-party suppliers for raw materials and components such as solar silicon, ingots, wafer, cell, metallic pastes, glass, aluminum frames, ethylene vinyl acetate (“EVA”, an encapsulant used to seal the module), junction boxes, polymer back sheets, lithium iron phosphate battery cell, inverter, tracker, mounting hardware, and grid interconnection and power stability equipment, and we also procure certain equipment overseas. We procure these materials and equipment for our products from a limited number of suppliers. For example, in 2023, a significant portion of the silicon raw materials and wafers used in our solar modules was purchased from third parties. Our suppliers may not always be able to meet quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price products and projects competitively. Additionally, they may experience manufacturing delays and increased manufacturing costs that could increase the lead time for deliveries or impose price increases.

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

We are dependent on the continued supply of lithium iron phosphate battery cells for our battery energy storage production, and we will require substantially more cells to grow our business according to our plans. Currently, we rely on third-party suppliers for these lithium iron phosphate cells. We have to date only a very limited number of such suppliers and have limited flexibility in changing suppliers. Any disruption in the supply of battery cells from our suppliers could limit production of our battery energy storage products. In 2022, we launched the SolBank, a lithium iron phosphate (LiFePO4) chemistry-based battery storage enclosure, specifically engineered for utility-scale applications. While we produce SolBank on fully automated, state-of-the-art production and testing facilities, we intend to rely on our third-party suppliers for the production of battery cells.

In addition, the cost and mass production of battery cells depends in part upon the prices and availability of raw materials such as iron phosphate, lithium carbonate and/or other metals. Currently, global lithium available supply exceeds demand, resulting in the decreased price of lithium. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. Moreover, our inability to meet demand and any product price may harm our brand, growth, prospects and operating results.

Inflation in many countries and regions, especially in those where we operate, may adversely affect our business and our profitability.

As of December 31, 2023, we have facilities and offices in many countries and regions, including the U.S., Canada, the EU (which includes Germany, France, Italy, Greece, Netherlands, Poland and Spain), the U.K, China, Brazil, United Arab Emirates, South Africa, Japan, Australia, Singapore, Korea, Hong Kong, Taiwan, India, Indonesia, Thailand and Vietnam. We currently sell our products to a diverse customer base in various markets worldwide, including U.S., Canada, the EU, the U.K., China, Brazil, South Africa, Japan, Australia, India and Thailand. As such, we are exposed to the inflation risks therein.

While the inflation rates in certain countries, e.g., China, have been relatively tame in recent years (0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively, according to the National Bureau of Statistics of China), other countries and regions have experienced higher inflation rates. Most Latin American countries have historically experienced, and may continue to experience in the future, high inflations rates. For example, Argentina, a country where we operate solar projects, experienced inflation rates of 50.9%, 94.8% and 211.4% in 2021, 2022 and 2023, respectively, according to Central Bank of Argentina. Brazil, a country where we operate solar project business and secure financing facility, experienced inflation rates of 10.1%, 5.8% and 4.6% in 2021, 2022 and 2023, respectively, according to its National Consumer Price Index, which is published by the Brazilian Institute for Geography and Statistics, or IBGE. The measures taken by the Brazilian government to curb inflation have included maintaining strict monetary policies and high interest rates, which restricted the availability of credit.

Inflation could increase the costs of our material such as polysilicon, wafer, solar cell and lithium iron phosphate battery cell, and our general costs and expenses such as transportation and wages. In addition, inflation tends to devalue a currency. As a result, countries experiencing high inflation tend to also see their currencies weaken relative to other currencies, which may expose multinational companies like us to exchange-related risks. Please see “—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations” for the details on such risks.

Recently, inflation has continued to remain high, particularly in the U.S. and Europe. We may not be able to adjust the pricing of our solar power and battery energy storage products or offtake contracts sufficiently or take appropriate pricing actions to fully offset the effects of inflation on our cost structures and the interest effects of our inflation-indexed debt, for example our Brazilian reals financings. Moreover, although certain of our offtake contracts have variable or fixed inflation indexation, our ability to benefit from the relevant inflation update mechanism may be affected by events beyond our control, such as the actions by the regulatory authorities and the adherence to comply with the offtake contract terms by the purchasers of power under these contracts. As a result of rising inflation rates, we may fail to maintain current levels of gross profit and operating, selling and distribution, general and administrative expenses and maintenance costs as a percentage of total net revenues. In addition, a high inflation environment would also have negative effects on the level of economic activity. For example, as a result of the effects of elevated inflation in the global economy, certain governmental authorities responsible for administering monetary policy have increased, and are likely to continue to increase, applicable central bank interest rates, which may require us to pay higher interest rates on debt securities that we issue in the financial market from time to time to finance our operations and increase our interest expenses.

We are developing and commercializing higher conversion efficiency cells, but we may not be able to mass-produce these cells in a cost-effective way, if at all.

Higher efficiency cell structures are becoming an increasingly important factor in cost competitiveness and brand recognition in the solar power industry. Such cells may yield higher power outputs at the same cost to produce as lower efficiency cells, thereby lowering the manufactured cost per watt. The ability to manufacture and sell solar modules made from such cells may be an important competitive advantage because solar system owners can obtain a higher yield of electricity from the modules that have a similar infrastructure, footprint and system cost compared to systems with modules using lower efficiency cells. Higher conversion efficiency solar cells and the resulting higher output solar modules are one of the considerations in maintaining a price premium over thin-film products. For example, we have focused our research and development initiatives for new products on N-type HJT cell, TOPCon cell, and other technologies such as interdigitated back contact (“IBC”) cell. We launched HJT module products in mid-2022 for high-end roof-top application. We have expanded TOPCon module product offering in 2023. However, while we are making the necessary investments to develop higher conversion efficiency solar power products, there is no assurance that we will be able to commercialize some or any of these products in a cost-effective way, or at all. In the near term, such products may command a modest premium. In the longer term, if our competitors are able to manufacture such products and we cannot do the same at all or in a cost-effective way, we will be at a competitive disadvantage, which will likely influence our product pricing and our financial performance.

We may be subject to unexpected warranty and product quality expenses that could impose significant costs on us.

We are exposed to warranty claims in the normal course of business in the event that our products actually or allegedly fail to perform as expected, or that contain or is alleged to contain defects. From time to time, we experience warranty claims after we have shipped our products. In recent periods, we have further diversified and expanded our product offerings, which could potentially increase our warranty and product liability.

We warrant, for a period up to fifteen years or twenty-five years for certain module types, that our solar products will be free from defects in materials and workmanship.

We also warrant that, for a period of 25 years, our Ku/Hiku modules will maintain the following performance levels: (i)during the first year, the actual power output of the module will be no less than 97.5% of the labeled power output; (ii)from the second year to the 25th year, the actual annual power output decline of the module will be no more than 0.55%; and (iii) by the end of the 25th year, the actual power output of the module will be no less than 84.8% of the labeled power output.

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

We warrant our battery energy storage products for a specific amount of time against performance or manufacturing defects. The standard warranty is typically for an initial term of 1 to 5 years from the date of installation, and is accounted for as an assurance-type warranty, which provides a guarantee of quality, limited to specific usage parameters. The customers can separately purchase extended warranties and performance guarantees for up to an additional 15 years. We continuously monitor warranty failures and maintain a reserve for the related warranty expenses based on various factors, including historical warranty claims, results of field monitoring, vendor reliability estimates, and data on industry averages for similar products. Our battery energy storage product warranty reserves are based on various assumptions, which are based on a short operating history. As a result, these assumptions could prove to be materially different from the actual performance of our battery energy storage products and may cause substantial unanticipated cost to repair or replace defective and damaged products in the future or to compensate customers. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on our results of operations, financial condition and business prospects.

For solar power and battery energy storage projects built by us, we also provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions generally for a period of two years following the energizing of the project. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

As part of our Recurrent Energy business, before commissioning solar power and battery energy storage projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements with customers. In limited cases for solar power projects, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price.

We have historically entered into agreements with a group of insurance companies to back up a portion of our warranties. Under the terms of these insurance policies, which were designed to match the terms of our solar module product warranty policy, the insurance companies were obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. However, potential warranty claims may exceed the scope or amount of coverage under this insurance and, if they do, they could materially and adversely affect our business.

We may not continue to be successful in developing and maintaining a cost-effective manufacturing capability.

Our solar module, cell, wafer and ingot total annual production capacities were 57.0 GW, 50.0 GW, 21.0 GW and 20.4 GW, respectively, as of December 31, 2023. To remain competitive, we intend to expand our annual solar cell, wafer and ingot production capacity to meet expected growth in demand for our solar modules. We target to expand our solar module, solar cell, wafer and ingot total annual manufacturing capacities to 61.0 GW, 55.7 GW, 50.0 GW and 50.4 GW, respectively, by December 31, 2024, and we target to expand our battery energy storage annual manufacturing capacity to 20.0 GWh by December 31, 2024. We continually engage in the development of manufacturing process technologies and expansion of our production capacity. In doing so, we may face significant product development challenges, significant expense and inherent risks. Manufacturing solar module, cell, wafer and ingot is a complex process and we may not be able to produce these items with sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases result in no yield or cause production to be suspended. We will need to make capital expenditures to purchase manufacturing equipment for solar cell, wafer and ingot production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. We cannot guarantee that we will realize the expected benefits of our capacity expansion, or that we will achieve an adequate return on our capital and research and development investments. Any failure to successfully develop and maintain cost-effective manufacturing capability may have a material and adverse effect on our business and prospects.

Although we intend to continue direct purchasing of solar wafers and ingots through a limited number of strategic partners, our relationships with our suppliers may be disrupted if we engage in the large-scale production of solar wafers and ingots ourselves. If our suppliers discontinue or reduce the supply of solar wafers and ingots to us, and we are not able to compensate for the loss or reduction by manufacturing our own solar wafers and ingots, our business and results of operations may be adversely affected. For more details, see “Item 6. Directors, Senior Management and Employees—D. Employees.”

We must invest in research and development to achieve technology innovations and remain competitive.

We provide solar power and battery energy storage solutions in a industry that is characterized by significant technological changes, frequent new product and technology introductions and enhancements. New technologies could make solar energy or battery storage solutions less profitable or even obsolete. We need to be able to identify emerging technologies and invest in research and development efforts accordingly. If we do not appropriately innovate and invest in new products and technologies, and be open to broadening the scope of our products and solutions, our solutions may become less desirable in the markets.

Moreover, our investment in research and development may involve significant time, risks and uncertainties, including the risk that the expenses associated with these investments may affect our margins and results of operations and that such investments may not generate sufficient technological advantages relative to alternatives in the market, which would in turn impact our ability to offset the liabilities assumed and expenses associated with these investments. In 2022 and 2023, we invested $69.8 million and $100.8 million in our research and development, respectively. We believe that we must continue to invest a significant amount of time and resources in our technologies to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our revenue and results of operations may be adversely affected.

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

Problems in our manufacturing facilities, including but not limited to production failures, human errors, weather conditions, equipment malfunction or process contamination, may limit our ability to manufacture products, which could seriously harm our operations. We are also susceptible to floods, tornados, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption in any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, which would adversely affect our yields and manufacturing cost.

Logistical challenges, including global freight capacity shortages, port congestions or significant increases in freight costs, could cause delays in our order fulfilment or increase our selling costs, which could adversely affect our results of operations and impede our growth.

Our shipping and handling expenses, included in selling and distribution expenses, is a significant component of our costs, and amounted to $316.4 million, $453.9 million and $237.9 million for the years ended December 31, 2021, 2022 and 2023, respectively. Moreover, our ability to transport products to customers in a timely and cost-effective manner may be adversely affected, from time to time, by the global shortage of freight capacity, delays at ports and other issues that otherwise affect third-party logistics service providers. Recently, the conflict in the Red Sea has affected the global shipping sector, resulting in increased shipping rates and longer shipping times. These issues could prevent the timely or proper delivery of products to customers or require us to locate alternative ports or warehousing providers to avoid disruption to customers, which may negatively impact our business prospects and relationship with customers. Also, from time to time, ocean freight markets might experience supply-demand imbalance, which could in turn result in reduced freight route options and frequencies. These interruptions and the availability of alternative transportation routes can be affected by the ability of the cargo vessel to call on or depart from ports on a timely basis or at all, rules and regulations applicable to the cargo industry, change in worldwide cargo fleet capacity, weather events, global and regional economic and political conditions, environmental and other regulatory developments. Our ability to plan our pricing strategy may be impacted and to the extent we are unable to pass along the increased costs to our customers, our results of operations could be adversely affected.

In addition, interruptions, failures or price increases in logistics services can result from events that are beyond our control, such as inclement weather, natural disasters, the COVID-19 pandemic, other pandemics or epidemics, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages, may impede our growth.

If we are unable to attract, train and retain technical and experienced personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract and retain technical and experienced personnel, while integrating diversity, equity and inclusion principles and practices into our human capital resources management. Recruiting and retaining qualified technical personnel, particularly those with expertise in the solar power and battery energy storage industry, are vital to our success. Integrating new executives into management and training new employees with limited prior experience in the industry could limit our ability to effectively implement our strategy, and may require a disproportionate amount of resources and management attention. Labor is subject to external factors that are beyond our control, including our industry’s highly competitive market for skilled workers and management, cost inflation and workforce participation rates. There can be no assurance that we will be able to attract, integrate, train, motivate or retain sufficiently qualified employees. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Our dependence on a limited number of customers and our lack of long- term customer contracts may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our solar module and battery energy storage products to a limited number of customers, including distributors, system integrators, project developers and installers/EPC companies. We sell solar power and battery energy storage projects to limited number of utility companies or grid operators, and sell electricity to a limited number of customers including public utilities, licensed suppliers, corporate offtakers, and commercial, industrial or government end users. Our top five customers by revenues collectively accounted for approximately 18.6%, 15.9% and 15.8% of our net revenues in 2021, 2022 and 2023, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

There are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes us and our utility-scale solar power and battery energy storage projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, normally transmission grid operators, state and investor-owned power companies, public utility districts, cooperatives, electricity market regulators, and commercial and industrial customers. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power and battery energy storage plants, which may restrict our ability to negotiate favorable terms under new offtake contracts and could impact our ability to find new customers for the electricity generated by our solar power plants and the capacity and ancillary services provided by our battery energy storage plants should these become necessary. Additionally, these possible purchasers may have a role in connecting our projects to the grid to allow the flow of electricity. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates, or government policies or regulations to which they are subject and which compel them to source renewable energy supplies change, demand for electricity produced by our plants or the ability to connect to the grid could be negatively impacted. In addition, provisions in our offtake contracts or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment could reduce revenues for us from our offtake contracts and could adversely affect electricity pricing available on the spot-market. If we cannot enter into offtake contracts or capacity and ancillary contracts on terms favorable to us, or at all, or if the purchaser under our offtake contracts or capacity and ancillary contracts were to exercise its curtailment or other rights to reduce purchases or payments under these contracts, our revenues, our decisions regarding development of additional projects and our ability to capitalize fully on a particular project’s potential in the Recurrent Energy business may be adversely affected.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

We, along with other solar power and battery energy storage product manufacturers, are exposed to risks associated with product liability claims if the use of our solar power and battery energy storage products results in injury or death. Since our products generate or store electricity, it is possible that users could be injured or killed by our products due to product malfunctions, defects, improper installation or other causes. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of January 31, 2024, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 13,892,216 common shares, or 21.0% of our outstanding shares. Dr. Shawn Qu is also the chairman of CSI Solar. As a result, Dr. Shawn Qu has substantial influence over our business, including decisions regarding mergers and acquisition, consolidations, the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could require us to pay significant damage awards.

Our success depends on our ability to develop and use our technology and know-how and sell our solar power and battery energy storage products and services without infringing the intellectual property or other rights of third parties. The validity and scope of claims against us in our ordinary course of business relating to solar power and battery energy storage technology patents involve complex scientific, legal and factual questions and analyses and are therefore highly uncertain. We may be subject to litigation involving claims of patent infringement or the violation of intellectual property rights of third parties. Defending intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use both imported and China-made equipment in our production lines, sometimes without sufficient supplier guarantees that our use of such equipment does not infringe third-party intellectual property rights. This creates a potential source of litigation or infringement claims. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties or require us to seek licenses from third parties, pay ongoing royalties, redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also defer customers or potential customers or limit their purchase or use of our products until such litigation is resolved. From time to time, we face patent infringement claims and other disputes, which are inherently uncertain. Although we have been able to resolve such claims and disputes in the past without leaving a material adverse effect on our financial position, we cannot guarantee that any ongoing or potential disputes, if resolved unfavorably to us, will not have a material adverse effect on our business and results of operations.

Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of our business operations.

We are required to comply with all national and local environmental regulations. Our business generates noise, wastewater, air emissions and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as our business has expanded. We believe that we substantially comply with all relevant environmental laws and regulations and have all necessary environmental permits to conduct our business as it is presently conducted. Beyond what is required by environmental laws and regulations, we have been taking measures to reduce the environmental impact of our business, including setting rolling 5-year targets to reduce manufacturing intensities on greenhouse gases (“GHGs”) emissions, energy and water consumption, and waste generation. We have also increased our scrutiny of our suppliers on ESG requirements and implemented ESG compliance audits across our supply chain. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

Our solar power and battery energy storage products must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to design and manufacture our products to comply with such regulations. We conduct extensive environmental studies during the development phase of our solar power and battery energy storage projects to assess and reduce their environmental impact. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected. Any failure by us to control our use or to restrict adequately the discharge of hazardous substances could subject us to potentially significant monetary damages, fines or suspensions of our business operations.

Our Recurrent Energy projects are subject to numerous environmental, health and safety laws and regulations in each of the jurisdictions in which our projects operate or will operate. In certain cases, certain projects are required to undergo environmental impact assessments and undertake programs to protect and maintain local endangered or threatened species. If such programs are not successful, our projects could be subject to increased levels of mitigation, operational curtailment, penalties or revocation of our permits. Our costs of complying with current and future environmental, health and safety laws, regulations and permit requirements (or other similar requirements), and any liabilities, fines or other sanctions resulting from violations, could have a material adverse effect on our business operations.

Emerging legislation, regulations or government actions related to climate change, greenhouse gas emissions and substantiality initiatives could result in significant additional costs and expose us to additional liabilities.

Greenhouse gases are emitted directly by our operations. Emerging laws and regulations related to climate change, GHG emissions and sustainability initiatives may require renewable energy companies to obtain and maintain permits and approvals, undergo lengthy environmental review processes, and implements relevant programs to monitor and control the relevant risks. For example, as a result of commitments made at the UN Climate Change Conference in Durban, South Africa, in December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015, or the Paris Agreement. The Paris Agreement, which came into force in November 2016, requires developed countries to set targets for GHG emissions reductions. In addition, the international community gathered at Glasgow at the 26th Conference to the Parties on the UN Framework Convention on Climate Change (“COP26”), during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and net zero commitments made by countries such as the United States and China. In order to meet national reductions commitments, including a goal of “net zero” carbon emissions or carbon neutrality by 2050 set by numerous jurisdictions, it is likely that various countries will implement or adopt additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing. At the 27th Conference to the Parties on the UN Framework Convention on Climate Change (“COP27”) in Sharm El-Sheik in November 2022, countries reiterated the agreements from COP26 and were called upon to accelerate efforts toward the phase out of inefficient fossil fuel subsidies. At the 28th Conference to the Parties on the UN Framework Convention on Climate Change (“COP28”), the parties signed onto an agreement to transition away from fossil fuels in energy systems while accelerating action in this decade to achieve net zero by 2050 and called on parties to contribute to the global effort to triple renewable energy capacity globally and double the global average annual rate of energy efficiency improvements by 2030. We are also obliged to comply with emerging regulations on climate disclosures, such as the climate disclosure rules published by the SEC on March 6, 2024.

Since 2020, we have been proactively measuring the GHG emissions of our operations, especially our manufacturing operations, for both scope 1 and scope 2 emissions, as well as a subset of scope 3 emissions according to the ISO14064-1:2018 standard (Specification with Guidance at the Organization Level for Qualification and Reporting of Greenhouse Gas Emissions and Removals). Since 2020, we have been announcing rolling 5-year targets to reduce GHG emissions which are updated on an annual basis (in addition to targets to reduce manufacturing energy intensity, water use intensity and waste intensity). We have also committed to achieving the goal of powering all our operations with renewable energy in this decade, through building rooftop solar power on our own manufacturing plants for self-consumption, procuring green energy from third parties and green certificates. Moreover, we anticipate the proportion of renewable energy in power grids to increase in the coming years due to the higher penetration of renewable energy. In addition, we joined the Science Based Targets initiatives (“SBTi”) in July 2023 and are committed to setting near-term and net-zero targets and decarbonizing our operations and value chain. These initiatives will meaningfully reduce our GHG emissions in the future, and may be subject to policy, market or cost barriers in the locations where we operate. In addition, since 2020, we have been publishing disclosures on our climate-related financial risks and opportunities according to the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”). We plan to make sustainability disclosures according to the International Sustainability Standards Board (“ISSB”) standards in the future, as TCFD disbanded in late 2023. These initiatives are expected to help reduce our exposure to future changes in policy related to climate change and GHG emissions.

Furthermore, our business model is based on helping our customers decarbonize their energy consumption, directly contributing towards mitigating risks related to climate change and other sustainability initiatives. We expect our revenues to be wholly derived from clean solar energy or battery energy storage business which helps grids absorb greater quantities of clean solar or wind energy.

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

On June 3, 2023, President Biden signed the Fiscal Responsibility Act of 2023 (“FRA”), into law, which includes amendments to the National Environmental Policy Act (“NEPA”) aimed at streamlining the environmental review process. The public comment period closed on September 29, 2023 and the final rule has not yet been published. Following the FRA, on July 31, 2023, the White House Council on Environmental Quality (“CEQ”), published proposed NEPA regulations to implement NEPA amendments that were part of the FRA, to revise prior NEPA regulations, and improve efficiency and effectiveness of the environmental review process. The CEQ is expected to issue final NEPA regulations to implement the FRA’s amendment and its final NEPA guidance for consideration of GHG emissions and climate change. The impact on us of these and future developments in NEPA regulation and guidance is not determinable at this time, especially with respect to those aspects of our solar power and battery energy storage projects that may require future federal approvals.

Corporate responsibility, specifically related to Environmental, Social and Governance (“ESG”) matters and unsuccessful management of such matters may adversely impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other stakeholders. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks, including increased risk of investigation and litigation, and negative impacts on the value of our products and access to capital, which may put us at a commercial disadvantage relative to our peers.

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

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (“COVID-19”) or other local health epidemics and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities, our supplier facilities, our supply chain generally, ports and other transportation infrastructure, and declining customer demand and economic activity at large.

Although the COVID-19 pandemic appears to have abated, its long-term effects on the global economy, including elevated inflation, continued to affect our business. Furthermore, should there be a resurgence of the COVID-19 or new variants of COVID-19 pandemic, or should another pandemic arise, this could further affect our business. Moreover, a prolonged outbreak of any health epidemic or other adverse public health developments could create significant macroeconomic uncertainty, volatility and disruption, which may adversely affect our business operations.

We may not be successful in establishing our brand name in important markets.

We sell our products primarily under our own brand name. In certain markets, our brand may not be as prominent as other more established solar power and battery energy storage product vendors, and there can be no assurance that our brand names “Canadian Solar”, “CSI”, “CSI Solar”, “Recurrent Energy”, “e-STORAGE”, “SolBank”, “EP Cube”, or any of our possible future brand names will gain acceptance among customers.

Failure to protect our intellectual property rights in connection with new solar power and battery energy storage products may undermine our competitive position.

As we develop and bring to market new solar power and battery energy storage products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of February 29, 2024, we had 2,094 patents and 677 patent applications pending in the PRC. We have 14 U.S. patents, including 5 design patent, and 13 European patents, including 10 design patents. We have registered the “Canadian Solar” trademark in the U.S., Australia, Canada, Europe, Korea, Japan, the United Arab Emirates, Hong Kong, Singapore, India, Argentina, Brazil, Peru and more than 20 other countries and we have applied for registration of the “Canadian Solar” trademark in a number of other countries. As of February 29, 2024, we had 131 registered trademarks and 3 trademark applications pending in the PRC, and 158 registered trademarks and 18 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power and battery energy storage products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

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

We are also exposed to risks associated with product liability claims in the event that the use of our solar power and battery energy storage products results in injury. See “—Product liability claims against us could result in adverse publicity and potentially significant monetary damages.” Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us.

For projects we construct, we are exposed to risks associated with the design and construction that can create additional liabilities to our operations. We manage these risks by including contingencies to our construction costs, ensuring the appropriate insurance coverages are in place such as professional indemnity and construction all risk as well as obtaining indemnifications from our contractors where possible. However, there is no guarantee that these risk management strategies will always be successful. Further, some of our offtake contracts contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met, and these amounts could be significant.

In addition, the normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions, equipment failure, as well as natural disasters. While our manufacturing facilities are covered by business interruption insurance, any significant damage or interruption to these facilities could still have a material and adverse effect on our results of operations.

If our internal control over financial reporting or disclosure controls and procedures are not effective, investors may lose confidence in our reported financial information, which could lead to a decline in our share price.

We are subject to the reporting obligations under U.S. securities laws. As required by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring every public company to include a management report on its internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting. As of December 31, 2023, our management concluded that our internal control over financial reporting was effective. However, we cannot assure you that material weaknesses in our internal controls over financial reporting will not be identified in the future. Any material weaknesses in our internal controls could cause us not to meet our periodic reporting obligations in a timely manner or result in material misstatements in our financial statements. Material weaknesses in our internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our common shares.

Although we have completed the initial public offering of CSI Solar, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering). In addition, it is difficult to predict the effect of the STAR Listing on our common shares.

Although the initial public offering and listing of CSI Solar (the “STAR Listing”) on the Science and Technology Innovation Board (the “STAR Market”) of the Shanghai Stock Exchange was completed on June 9, 2023, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening CSI Solar and our market leadership position. Subsequent to the STAR Listing, CSI Solar has broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our common shares agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity in China could pose material adverse effects on our results of operations and consequently result in a decrease in the price of the common shares.

Since CSI Solar is listed in China, it is subject to the listing and securities law regime of the PRC, resulting in increased legal, accounting and other compliance expenses that it did not incur as a private company. Furthermore, the stock exchanges in China and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases, including different levels of retail and institutional participation. As a result of these differences and given the fact that CSI Solar will remain one of our significant subsidiaries, fluctuations in the price of the shares of CSI Solar due to circumstances peculiar to the STAR Market or otherwise could materially and adversely affect the price of our common shares, or vice versa. In addition, investors may elect to invest in our business and operations by purchasing CSI Solar’s shares on the STAR Market rather than purchasing our shares on the Nasdaq Global Select Market, resulting in reduction in demand for our shares, which could lead to a decrease in the market price of our shares.

Following the dilution of our ownership interest in CSI Solar after the STAR Listing, CSI Solar’s status as a publicly traded company that is controlled, but less than wholly owned, by us could have an adverse effect on us.

As a result of the STAR Listing, our majority ownership interest in CSI Solar has been diluted. The minority interest in CSI Solar increased after the completion of the STAR Listing, and the interests in CSI Solar of these minority shareholders may diverge from the interests of ours and our other subsidiaries in the future. We may face conflicts of interest in managing, financing or engaging in transactions with CSI Solar, or allocating business opportunities between our subsidiaries.

We retain majority ownership of CSI Solar by holding approximately 62.24% of CSI Solar’s shares after its STAR Listing. However, CSI Solar is managed by a separate board of directors and officers, and those directors and officers owe fiduciary duties to the various stakeholders of CSI Solar, including shareholders other than us. In the operation of CSI Solar’s business, the directors and officers of CSI Solar may, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company. After the completion of the STAR Listing, CSI Solar and our company are separately public reporting companies listed on the Shanghai Stock Exchange and the Nasdaq Global Select Market, respectively. Each of them is subject to separate and potentially inconsistent accounting standards (PRC GAAP for CSI Solar and U.S. GAAP for our company), as well as disclosure and other regulatory requirements. As a result, CSI Solar and our company will periodically disclose information in compliance with different laws and regulations. Differences may arise in their disclosures due to distinct and potentially inconsistent accounting standards and regulatory requirements, which may lead to confusion or uncertainty among investors in the publicly traded shares of one or both of these companies.

In addition, there might be certain additional requirements of the PRC law, including requirements from the CSRC, the Shanghai Stock Exchange or other relevant authorities, that may have a bearing on holders of our common shares. In the future, CSI Solar may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our company’s ownership in CSI Solar, increase our share-based compensation expense, and result in less net income attributable to us from CSI Solar. In addition, CSI Solar may engage in capital raising activities in the future that could further dilute our company’s ownership interest.

Our organizational structure has become, and may in the future become more, complex. We will need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures, at both our company and CSI Solar. The continued expansion of our organizational structure may require us to commit substantial financial, operational and management resources.

We have granted, and may continue to grant various forms of share-based incentive awards, including performance-based share awards, under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2006 under which we can grant restricted shares, options and restricted share units to eligible employees, directors and consultants. See “Item 6 Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for more details. In particular, we granted RSUs to our directors and a group of our key employees, which vested following completion of the STAR Listing (50% vested on the IPO date, followed by 25% vesting on each of the first and second anniversaries of the IPO). As such, these RSUs are considered performance-based share awards. As of January 31, 2024, 1,095,000 of such RSUs were unvested and outstanding. We recognized share-based compensation expenses of $47.0 million on our 2006 share incentive plan in 2023.

Our subsidiary, CSI Solar, adopted an employee incentive plan in 2020 and utilized a limited liability partnership (“LLP”) as a vehicle to hold CSI Solar shares that were used under the plan. Eligible CSI Solar directors, employees and board members have collectively subscribed to equity interest in the partnership for an aggregate of RMB248 million ($36.3 million on the date of the transaction), for which the vesting conditions include the completion of the IPO and service period. We recognized share-based compensation expenses of $8.3 million on the CSI Solar employee incentive plan in 2023.

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

Our common shares may be prohibited from trading in the United States under the HFCAA in the future if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board, or the PCAOB, and that we are a Commission-Identified Issuer under the HFCAA for two consecutive years, the SEC will prohibit our common shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. In the event of such determination, the Nasdaq is expected to delist our common shares.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm located in China, was subject to that determination.

On May 26, 2022, we were conclusively identified as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determinations issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB, with the last inspection in 2023. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified when we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Until such time as the PCAOB issues any new determination, we do not expect our securities to be subject to a trading prohibition under the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. If our common shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our common shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our common shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e., the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

The Labor Contract Law came into effect on January 1, 2008, and was later revised on December 28, 2012; the Implementation Rules were promulgated and became effective on September 18, 2008. The Labor Contract Law and the Implementation Rules imposed stringent requirements on employers with regard to executing written employment contracts, hiring temporary employees, dismissing employees, consultation with the labor union and employee assembly, compensation upon termination and overtime work, collective bargaining and labor dispatch business. In addition, under the Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and their Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served for more than one year with an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service, subject to certain exceptions. Employees who waive such vacation time at the request of the employer must be compensated for each vacation day waived at a rate equal to three times their normal daily salary, subject to certain exceptions. According to the Interim Provisions on Labor Dispatching, which came into effect on March 1, 2014, the number of dispatched workers used by an employer shall not exceed 10% of its total number of workers. In addition, according to the PRC Social Insurance Law promulgated in October 2010 and revised in 2018, effective as of December 29, 2018, employees shall participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance, and the employers shall, together with their employees or separately, pay for the social insurance premiums for such employees.

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

The Enterprise Income Tax Law, or the EIT Law, came into effect in China on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. Under the EIT Law, both foreign-invested enterprises and domestic enterprises are subject to a uniform enterprise income tax rate of 25%. The EIT Law provides for preferential tax treatment for certain categories of industries and projects that are strongly supported and encouraged by the state. For example, enterprises qualified as a “High and New Technology Enterprise,” or HNTE, are entitled to a 15% enterprise income tax rate provided that they satisfy other applicable statutory requirements. Further, enterprises which engage in businesses within the scope of the Catalogue of Encouraged Industries in Western Regions promulgated by the National Development and Reform Commission of PRC (the “NDRC”), or Western Catalogue, are entitled to a 15% enterprise income tax rate provided that such enterprises satisfy other applicable statutory requirements.

In 2023, certain of our PRC subsidiaries, namely Suzhou Sanysolar Materials Technology Co., Ltd, Changshu Tegu New Material Technology Co., Ltd, CSI New Energy Development (Suzhou) Co., Ltd, CSI Solar Technologies (JiaXing) Co., Ltd and Canadian Solar Photovoltaic Technology (Luoyang) Co., Ltd. are HNTEs and enjoyed preferential enterprise income tax rates.

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

Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, the approval of or the record-filing with, certain government authorities, including the Ministry of Commerce or its local counterparts, is required. If our PRC subsidiaries obtain foreign debt through medium and long-term loans or through issuance of bonds, foreign debt approval may also be required to be obtained from the NDRC. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through financing.

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

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the implementation, interpretation and enforcement of many laws, regulations and rules may be inconsistent and change quickly with little advance notice, which may limit legal protections available to us. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management. Moreover, because these laws and regulations are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. The new PRC Company Law, with effect from July 1, 2024, will affect many critical aspects of corporate establishment, operations and governance in China. This law also imposes greater personal liability for directors, supervisors and senior management. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020 and replaced implementation rules and ancillary regulations of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The 2019 PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” and obtain relevant approval to be issued by or approved to be issued by the State Council from time to time. A Foreign invested enterprise (“FIE”) would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the solar power industry, in which our subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future, although it is not subject to the foreign investment restrictions set forth in the currently effective 2021 Negative List. There are uncertainties as to how the 2019 PRC Foreign Investment Law and the Implementation Rules would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the 2019 PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

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

In addition, the PRC government has published policies that significantly affected certain industries such as the education and internet industries. It may in the future release regulations or policies regarding the solar power industry that could adversely affect the business, financial condition and results of operations of us and our industry. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Future government actions in this regard may hinder our ability to offer securities to investors, and/or may affect the value of our common shares.

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

According to the Trial Administrative Measures, PRC domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as existing issuers. Due to the fact that our common shares have been listed on the Nasdaq Global Select Market, even if we are deemed as an existing issuer, and we are currently not required to obtain permission or approval from any of the PRC authorities including the CSRC or the CAC or to complete the filing procedures with the CSRC for our historical securities offerings pursuant to the Trial Administrative Measures, we may be required to submit filings to the CSRC in the event that we conduct any securities offerings in the future.

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

Failure to comply with governmental regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations including but not limited to the demand and pricing of solar and battery energy storage products and electricity prices and forecasts, the location and capacity of our production facilities, the operational and performance data of solar and battery projects that we provide services to or own, and the information related to our employees, customers and suppliers both in and out of China. Collection, transmission, possession and use of data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information, hinder our ability to acquire new customers or market to existing customers, and result in negative consequences including significant fines and penalties.

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

The Provisions on Promoting and Regulating Cross-border Data Flow, which were promulgated on March 22, 2024 and became effective, clarify the implementation of cross-border data transfer systems. These regulations require data processors to identify and declare important data according to relevant provisions. If a data processor has not been notified by relevant governmental authorities or if the data has not been publicly released as important data, the data processor is not required to undergo security assessment for important data. In order to provide further guidance and assistance to data processors in completing security assessments of outbound data transfer, the CAC released the Guide to Applications for Security Assessment of Outbound Data Transfers (Second Edition) on March 22, 2024, detailing the requirements for applying to the national cyberspace administration for a security assessment of outbound data transfer.

As of the date of this annual report, we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review with the advice of our PRC counsel.

In addition, regulatory authorities in the U.S., the EU, Canada and elsewhere around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. For example, the European Union adopted the European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Economic Area, and establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. As we offer our products and services in European market, we are subject to provisions of the GDPR. For further example, the Province of Québec made amendments to Québec’s Act respecting the protection of personal information in the private sector, or the Québec Privacy Act, most amendments having come into force September 2022 and 2023 respectively, and the remaining set to come into force September 2024. The Québec Privacy Act establishes new requirements with respect to the collection, use, or disclosure of personal information for companies doing business involving the personal information of Québec residents, provides individuals the ability to take legal action (including collective action) against business that breach their rights, and establishes new administrative monetary penalties that may be imposed on companies that contravene the Act.

In general, we expect that compliance matters with respect to cybersecurity, privacy, data protection and informational security will receive greater attention and focus from legislators and regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our cybersecurity, privacy and data protection policies or related legal obligations. The resources required may also increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any of our failure or perceived failure to prevent informational security breaches or to comply with cybersecurity, privacy and data protection policies or related legal requirements, or any security breach that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers, suppliers and other business partners to lose trust in us and could expose us to legal claims.

Risks Related to Our Common Shares

We may issue additional common shares, other equity or equity-linked debt securities, which may materially and adversely affect the price of our common shares.

We may issue additional equity, equity-linked debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding options or for other reasons. For example, we issued $230.0 million of convertible notes in 2020, and we conducted an “at-the-market” offering program of common shares on Nasdaq in 2021, through which we sold 3,639,918 of our common shares and raised US$150.0 million in gross proceeds before deducting commissions and offering expense. Any future issuances of equity securities or equity-linked debt securities could substantially dilute the interests of our existing shareholders and may materially and adversely affect the price of our common shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, may have on the market price of our common shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

The market price for our common shares may be volatile.

The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on Nasdaq, until December 31, 2023, the market price of our common shares ranged from $1.95 to $67.39 per share. From January 1, 2023 to December 31, 2023, the market price of our common shares ranged from $17.82 to $45.29 per share. The closing market price of our common shares on December 31, 2023 was $26.23 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

●	announcements of technological or competitive developments;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	actual, projected or anticipated fluctuations in our quarterly operating results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuations of other solar manufacturers;
●	changes in the volume or quality of our solar and battery energy storage project development pipeline, and retained assets;
●	government incentives on manufacturing, renewable energy and battery energy storage projects;
●	imposition of new or revised export, import, or doing-business regulations, including trade sanctions, tariffs, and changes in the export licenses;
●	the departure of executive officers and key research personnel;
●	patent litigation and other intellectual property disputes;
●	litigation and other disputes with our long-term suppliers;
●	fluctuations in the exchange rates between the U.S. dollars, Renminbi, Euros, Brazilian reals, South African rand, Canadian dollars, Japanese yen, Australian dollars, British pounds and Thai baht;
●	the release or expiration of lock-up or other transfer restrictions on our outstanding common shares;
●	sales or anticipated sales of additional common shares;

●	share repurchase program; and
●	future fundraising by us or our public or private subsidiaries.

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

Sales of our common shares in the public market, or the perception that such sales could occur, could cause the market price of our common shares to decline. As of December 31, 2023, we had 66,158,741 common shares outstanding. The number of common shares outstanding and available for sale will increase when our employees and former employees who are holders of RSUs or options to acquire our common shares become entitled to the underlying shares under the terms of their RSU awards or options. In 2021, we conducted an “at-the-market” offering program of common shares on the Nasdaq, through which we sold 3,639,918 of our common shares and raised $150.0 million in gross proceeds before deducting commissions and offering expenses. In 2020, we issued $230.0 million of convertible notes, and we may issue additional convertible notes that can be converted to our common shares in the future. To the extent these conversion features are exercised and/or the common shares are sold into the market, the market price of our common shares could decline.

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

Canadian Solar Inc. is a corporation governed by the laws of the province of Ontario, Canada with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Through the equity ownership in our subsidiaries, we primarily conduct our manufacturing operations in China, Southeast Asia and the U.S., and have made certain investments in solar power and battery energy storage projects in China. A majority of our directors and officers are nationals and residents of countries other than the United States (principally Canada, mainland China and Hong Kong) and a substantial portion of the assets of these persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the United States.

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

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, whether or not we make any distributions. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporation that is a United States shareholder. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we are or any of our non-United States subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries, or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. An investor who is a United States person should consult its tax advisor regarding the potential application of these rules to its particular circumstances.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (a) at least 75% of our gross income for such year is passive income or (b) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023, though there can be no assurances in this regard. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot guarantee that the IRS will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the value of our assets and/or the nature or composition of our income or assets may cause us to be more likely to be a PFIC. The determination of whether we are a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of our common shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and cash generated from our operations. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current taxable year or one or more future taxable years.

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

In June 2023, CSI Solar completed its IPO and its shares began trading on the Science and Technology Innovation Board (the “STAR”) of the Shanghai Stock Exchange (the “SSE”). In the STAR IPO, CSI Solar raised gross proceeds of RMB6.01 billion (approximately $842.6 million on the date of transaction) and issued 541,058,824 shares, representing 15% of shares outstanding immediately after the issuance, prior to the over-allotment option being exercised. In July 2023, the over-allotment option of the IPO was exercised in full, and CSI Solar raised additional gross proceeds of RMB0.9 billion (approximately $124.3 million on the date of transaction). CSI Solar issued an additional 81,158,500 shares to cover over-allotments.

After deducting the offering expenses of RMB277.9 million (approximately $39.0 million on the dates of transaction), the net proceeds from the IPO were RMB6.63 billion (approximately $927.9 million on the dates of transaction). The total shares issued by CSI Solar were 622,217,324, representing approximately 17% of the 3,688,217,324 shares outstanding after the IPO. As of the date of this annual report, we own a 62.24% equity interest in CSI Solar.

See “—C. Organizational Structure” for additional information on our corporate structure, including a list of our significant subsidiaries.

Our principal executive office and principal place of business is located at 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6. Our telephone number at this address is 1-519-837-1881 and our fax number is 1-519-837-2550. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

All inquiries to us should be directed to the address and telephone number of our principal executive office set forth above. Our website is www.canadiansolar.com. The information contained on or accessible through our website does not form part of this annual report.

B	Business Overview

Overview

We are one of the world’s largest solar technology and renewable energy companies, leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects. Our geographic footprint is diversified, as our sales as well as development pipeline in various stages of development are located across North America, South America, Europe, Africa, the Middle East, Australia and Asia. Our business operations are divided into two business segments, namely CSI Solar and Recurrent Energy.

CSI Solar Segment

Under CSI Solar, we design, develop and manufacture solar ingots, wafers, cells, modules and other solar power and battery energy storage products. We conduct our manufacturing operations in China, Southeast Asia and the U.S. Our products are used for residential, commercial and industrial solar power generation systems. We sell our solar module products primarily under our “Canadian Solar” brand name.

We believe that we offer one of the broadest crystalline silicon solar power product lines in the industry. Our product lines range from modules of medium power output to high efficiency, high-power output mono-crystalline modules, as well as a range of specialty products. We currently sell our solar power and battery energy storage products to a diverse customer base in various markets worldwide, including the U.S., Canada, Germany, Spain, the Netherlands, South Africa, China, Japan, India, Thailand, Australia, Brazil and the U.K. Our customers are primarily distributors, system integrators, project developers and installers/EPC companies.

We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of ingots, wafers and cells. We believe this approach has benefited us by allowing us to grow in a capital-light manner, while giving us significant flexibility to respond to short-term demand changes.

As of December 31, 2023, we had:

●	57.5 GW of module total annual manufacturing capacity, approximately 10.9 GW of which is located in Southeast Asia, 2.0 GW of which is located in the U.S., and the rest in China;
●	50.0 GW of cell total annual manufacturing capacity, approximately 12.2 GW of which is located in Southeast Asia and the rest in China;
●	21.0 GW of wafer total annual manufacturing capacity located in China; and
●	20.4 GW of ingot total annual manufacturing capacity located in China.

We target to expand our solar module, solar cell, wafer and ingot total annual manufacturing capacities to 61.0 GW, 55.7 GW, 50.0 GW and 50.4 GW, respectively, by December 31, 2024.

“e-STORAGE” is CSI Solar’s utility-scale battery energy storage platform. e-STORAGE provides customers with competitive turnkey, integrated, utility-scale battery energy storage solutions, including bankable, end-to-end, utility-scale, turnkey battery energy storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

In 2022, we launched the SolBank, a lithium iron phosphate (“LiFePO4”) chemistry-based battery energy storage enclosure specifically engineered for utility-scale applications. In 2023, SolBank achieved over 5 MWh of usable energy capacity. SolBank is designed with liquid cooling and humidity control, active balancing BMS (“Battery Management System”) technologies, and complies with the latest international safety and compliance standards. We produce SolBank on fully automated, state-of-the-art production and testing facilities.

In 2022, we launched our residential battery energy storage product, the “EP Cube”, in the U.S. market and have since also launched the product in Europe and Japan.

Recurrent Energy Segment

Our Recurrent Energy segment primarily comprises solar and battery energy storage project development and sale, power services (O&M) and asset management services for operational projects and sale of electricity from our operating portfolio. Our expertise spans from sourcing land, interconnection agreements, structuring PPAs, and obtaining permits and other requirements. In April 2023, we announced the rebranding of our Global Energy subsidiaries as Recurrent Energy. Recurrent Energy, previously our North American utility-scale solar and battery energy storage project developer, since then encompassed all our global development and services businesses.

While Recurrent Energy’s business model was historically predominantly develop-to-sell, we have been adjusting our strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, O&M and asset management income.

Our Products and Services

Products Offered in Our CSI Solar Segment

Standard Solar Modules

Our standard solar modules are arrays of interconnected solar cells in weatherproof encapsulation. We produce a wide variety of standard solar modules, ranging from 400W to over 700W in power and using mono-crystalline cells in several different design patterns. We introduced the industry’s first module product using 166 mm wafers, in comparison with the conventional 156.75 mm wafers. We also first introduced the highest power 665W module using 210 mm wafers in mass production. Our mainstream solar modules include CS7N (132 half-cells, 210 mm wafer, mono facial and bifacial), CS7L (120 half-cells, 210 mm wafer, mono facial and bifacial), CS6W (144 half-cells, 182 mm wafer, mono facial and bifacial), CS6L (120 half-cells, 182 mm wafer, mono facial) and CS6R (108 half-cells, 182 mm wafer, mono facial). Our mainstream modules are designed for residential, commercial and utility applications, while our small modules are for specialty applications.

In 2021, we expanded our manufacturing capacity for the HiKu6 (182 mm wafers) and HiKu7 (210 mm wafers) series modules. We invested in a research and production pilot line for Heterojunction (“HJT”) solar cells and modules, which uses in-house developed N-type mono-silicon ingots and wafers. Based on our high efficiency HJT cells, we introduced 6R-H-AG (108 half-cells, 182 mm wafer) with module power up to 440W to cater to the residential market. To satisfy residential customers who frequently experience strong wind loads, we introduced a mechanically enhanced version of CS3N (132 half-cells, 166 mm wafer) in 2021. Also, as modules with larger wafers (182 mm and 210 mm) gained market share, we developed CS6R (108 half-cells, PERC technology, 182 mm wafers) for the global residential market in 2021. CS6R has module power up to 420W and was introduced in 2022.

Furthermore, we embarked on the development of N-type wafer-based modules with TOPCon technology. Our in-house TOPCon manufacturing capability is integrated from N-type ingot growth, wafering, cells to modules. We started to deliver our 182 mm and 210 mm cell based TOPCon modules in 2023. In March 2022, we successfully established a pilot line for TOPCon cells and produced the first piece of TOPCon cell with an average cell efficiency of up to 24% and a yield over 98% by September 2022. With mass production, cell efficiency reached 25%, which is 1.3% higher than the average efficiency of PERC cells in the market. We named our new module products, TOP(Bi)HiKu6 and TOP(Bi)HiKu7, which includes the 182 mm cell based bifacial TOPBiHiKu6 (565W-585W) and monofacial TOPHiKu6 (440W-590W) modules, and the 210 mm cell based bifacial TOPBiHiKu7 (630W-705W) modules. All certifications and reliability tests were completed in December 2022.

Our TOPCon modules have solidified our product and technology leadership and further increased customers’ return on investment. Firstly, temperature coefficient of our TOPCon modules is low, making them perform better under hot environments compared to mainstream module products. Secondly, they do not suffer from boron-oxygen related LID (“Light Induced Degradation”), resulting in less power degradation. Thirdly, the power degradation of the TOPCon modules is lower compared to degradation of PERC modules under similar tests. Furthermore, the bifaciality of TOPCon bifacial modules can reach up to 85%, with a power gain of approximately 2% compared to PERC bifacial modules under similar field conditions.

In 2022, motivated by the lower carbon footprint compared to aluminum frame modules, we developed a steel frame module based on (monofacial and bifacial) CS6W and CS7N for utility-scale markets. We have an inhouse-designed steel frame with special cross-section structure to improve cost-performance ratio.

Driven by carbon neutrality goals, the commercial and industrial roof market has rapidly developed. In this market, customers need not only a photovoltaic module but also an integrated system solution. In June 2022, we initiated the development of BIPV (“Building Integrated Photovoltaic”) products and have completed the design of all components of the whole system, including a customized tin roof, PV module, and special designed clamp that have advantages in both better appearance and higher reliability. We launched our BIPV products in 2023.

In 2023, we developed and launched the new TOP(Bi)HiKu6 series of products based on 182 mm rectangular wafer size (“182R”). Compared with the original TOP(Bi)HiKu6 series modules, the power of the new series module has increased by approximately 5% from the prior series. With the new series module, the loading capability per container increased by approximately 8%, resulting in savings of transportation and logistics costs across the supply chain. Furthermore, from system LCOE cost point of view, the 182R TOPCon provides cost advantages compared to the 182 mm PERC and 182 mm TOPCon. There are 4 versions of new 182R series for different scenarios, with power up to 515W and efficiency up to 22.8% for residential and small commercial and industrial (“C&I”) projects, and with power up to 620W and efficiency up to 23% for large scale C&I projects as well as utility projects.

Our standard solar modules are designed to endure harsh weather conditions and to be transported and installed easily.

Battery Energy Storage Solutions

Our utility-scale battery energy storage offering includes proprietary products, technology and integrated solutions focused on delivering high performance, safe and reliable battery energy storage solutions enabling utilities, independent power producers, and energy investors and users to achieve energy savings, while maintaining power reliability and resilience. Our battery energy storage solutions are utilized across various market sectors, including high voltage grid scale, commercial and industrial business, and residential homes. Battery energy storage helps to provide the balance of energy delivery with energy consumed, including absorption of excess energy in the systems and release for when it is needed.

Battery energy storage demand is growing for various utility grid opportunities and applications including energy arbitrage, reserve capacity, flexible peaking and resource adequacy, as well as grid frequency regulation and voltage control. We have successfully introduced our high-energy and high-power storage power block with integrated lithium-ion phosphate batteries designed to meet market demand for 1 to 4 hours of battery energy storage duration. Our turn-key offering includes the integrated battery, power conversion systems and the energy management system. We also offer comprehensive services and capabilities with these project installations, including consulting and project engineering, procurement, and construction (“EPC”) management.

Furthermore, we support our installed projects using our capabilities to offer contracted long term services contract commitments that include operation and maintenance, capacity augmentation, system performance level, warranty, and other services throughout the operational phase of the projects.

To leverage our significant growth and advancement into the global battery energy storage market, we are investing significantly into developing our own battery energy storage proprietary products, technologies, and manufacturing. For example, in 2021, we started designing and developing proprietary DC battery energy storage systems, including battery modules and packs, under the “SolBank” product brand name. During 2022, we launched the SolBank, a LiFePO4 chemistry-based battery energy storage enclosure specifically engineered for utility-scale applications, with up to 2.967 MWh of nameplate energy capacity for SolBank 1.0.

In December 2023, we launched the SolBank 3.0 products, with power up to 2.35 MW and capacity of 5 MWh. SolBank 3.0 seamlessly integrates high energy density cells, an advanced safety system, smart liquid cooling, and active balance system controls. Housed in a 20-ft container, SolBank 3.0 provides up to 45% increase in product-level capacity and up to 40% decrease in commissioning time, compared to its previous generation. SolBank 3.0 is equipped with a pack and electrical redundancy protection system, smart abnormal performance detection, multi-level fire alarm, and suppression protection, ensuring product safety. Additionally, the optimized thermal management system reduces auxiliary power consumption by up to 30% compared to the previous generation. SolBank 3.0’s flexible and modular design is compatible with different power conversion systems (PCS).

Our battery energy storage total annual manufacturing capacity for SolBank was 10.0 GWh in December 2023, and we plan to expand the total annual capacity to 20.0 GWh by December 2024.

In 2022, we launched our residential battery energy storage product, EP Cube, in the U.S. market and have since also launched the product in Europe and Japan. EP Cube is our residential all-in-one battery energy storage solutions that allow users to increase the efficiency of their self-consumption solar PV installations by storing, managing and using the electricity generated with their own PV system, with capacities ranging from 9.9 kWh to 19.9 kWh per EP Cube unit, up to 119.9 kWh for full system.

Solar System Kits

A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. We began selling solar system kits in 2010. In 2023, we sold them primarily to customers in China, Japan and Brazil.

Power Electronic Products

Our power electronic products include residential 5 kW and 7-9 kW inverters, C&I 15-25 kW, 40-60 kW and C&I 75-125 kW inverters, and the 320/350kW inverter series for utility-scale application. We provide inverters that match our module characteristics. Our large current matching capabilities, intelligent MPPT algorithm, temperature derating performance, and unique patented air duct and structure designs make our product one of the most competitive players among inverter manufacturers. In 2023, we sold our power electronic products primarily to customers in Brazil and China. We expect to introduce energy storage power converter products to the market in 2024.

EPC Services

We provide EPC services in China to ground-mounted solar power and battery energy storage projects, as well as to large-scale distributed system projects for C&I customers. Our EPC services are complete turnkey solutions including system design, procurement, installation, system testing and commissioning.

Long-term Service Agreements (LTSA)

We have approximately 3.1 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by our e-STORAGE platform.

Products and Services Offered in Our Recurrent Energy Segment

Solar Power and Battery Energy Storage Asset Sales

We develop, build and sell solar power and battery energy storage projects. Our Recurrent Energy business develops projects primarily in the U.S., the EU, U.K., Brazil, Mexico, Chile, Colombia, Australia, Taiwan, Japan, China and Korea. Our global project development activities include sourcing land, interconnection agreements, structuring PPAs, obtaining permits and other requirements.

We have experienced continued pipeline expansion and strong project development. As of January 31, 2024, we had a total global solar pipeline of 27.3 GWp and a battery energy storage project development pipeline of 54.8 GWh.

We actively pursue suitable buyers for our solar power and battery energy storage projects. See “—Sales, Marketing and Customers—Recurrent Energy Segment—Solar Project Development” for a description of the status of our solar power and battery energy storage projects.

Electricity Revenue from Operating Portfolio

We operate certain of our solar power plants and generate income from the sale of electricity. The electric power generated by our solar power projects will generally be sold under long-term PPAs or VPPAs with public utilities, licensed suppliers, corporate offtakers, and commercial, industrial or government end users. As of January 31, 2024, we had a fleet of solar and battery energy storage plants in operation with an aggregate net capacity of approximately 1,005 MWp and 600 MWh, respectively.

Power Services (O&M)

In 2023, we provided power services through long-term operations and maintenance (O&M) contracts, currently with 8.2 GW of contracted projects, primarily in North America, Europe, Japan, Australia and South Africa. Power services include monitoring, inspections, repair and replacement of project equipment and site management and administrative support services for solar projects in operation. We have deployed a number of unique technologies including semi-automated module washing, autonomous vegetation management, machine learning technologies in predictive maintenance and drone inspection. We continue to invest in developing these technologies and other areas of our service offering.

Asset Management Services

In 2023, we provided asset management services primarily in North America and Japan.

Supply Chain Management

CSI Solar Segment

Our CSI Solar segment depends on our ability to obtain a stable and cost-effective supply of polysilicon, solar ingots and wafers. Our silicon wafer agreements set forth price and quantity information, delivery terms and technical specifications. While these agreements usually set forth specific price terms, most of them also include mechanisms to adjust the prices, either upwards or downwards, based on market conditions. Over the years, we have entered into a number of long-term supply agreements with various silicon and wafer suppliers in order to secure a stable supply of raw materials to meet our production requirements. Under our supply agreements with certain suppliers, and consistent with historical industry practice, we make advance payments prior to scheduled delivery dates. These advance payments are made without collateral and are credited against the purchase prices payable by us. In 2023, we purchased all of our silicon raw materials used in our solar modules from third parties. From time to time, we have entered into long-term supply purchase agreements, primarily for silicon raw materials, especially in the period of the tight supply of upstream raw materials. We plan to continue to diversify our external polysilicon and wafer suppliers.

For risks relating to the long-term agreements with our raw material suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.”

Recurrent Energy Segment

Our CSI Solar segment supplies part of the solar modules and battery energy storage products used in our Recurrent Energy segment. We leverage on our scale of operations and have increasingly consolidated our procurement operations. With centralized procurement, we believe we are able to secure more competitive arrangements with our major suppliers for our project construction, thereby enhancing our ability to compete on cost given the large procurement quantities.

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

We intend to use substantially all of the silicon ingots that we manufacture to supply our own silicon wafer plants, substantially all of the silicon wafers that we manufacture to supply our own solar cell plants and substantially all of the solar cells that we manufacture to produce our own solar module products. We also intend to use some of the solar modules we produce in our solar power projects. Our solar module manufacturing costs in China, including purchased polysilicon and wafers, decreased from $0.227 per watt in 2021 to $0.236 per watt in 2022, and decreased to $0.169 per watt in 2023. We expect to continue to decrease the manufacturing costs for our production of wafers, cells and modules in the long run, as well as to focus on reducing our manufacturing costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs.

Recurrent Energy Segment

We develop, construct, maintain, sell and/or operate solar power and battery energy storage projects in the U.S., the EU, U.K., Brazil, Mexico, Chile, Colombia, Australia, Taiwan, Japan, China and Korea. We engage in all aspects of the development and operation of solar power and battery energy storage projects, including project selection, design, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. For the solar power and battery energy storage projects that we construct, we have the option of either using our own team, hiring third-party contractors, or a combination of both.

Our solar power and battery energy storage projects development process primarily consists of the following stages:

●	Market due diligence and site selection. We search for project opportunities globally with the goal of maintaining a robust and geographically diversified project portfolio. Our business team closely monitors the global solar power and battery energy storage projects market and gathers market intelligence to identify project development opportunities. Our development team prepares market analysis reports, financial models and feasibility studies to guide us in evaluating and selecting solar power and battery energy storage projects. As we consider undertaking new solar power and battery energy storage projects, we weigh a number of factors including location, local policies, political and regulatory environment, financing costs and potential returns.
●	Permitting and approval. We either obtain the permits and approvals necessary for solar power and battery energy storage projects ourselves or we acquire projects that have already received the necessary permits and approvals. The permitting and approval process for solar power and battery energy storage projects varies from country to country and often from region to region within a country.
●	Financing. We typically include financing plans for our projects in our financial models and feasibility studies. We finance our projects through our working capital and debt financing from local banks or international financing sources that require us to pledge project assets or provide parent guarantees.
●	Project design, engineering, procurement and construction. Our engineering team generally designs solar power and battery energy storage projects to optimize performance while minimizing construction and operational costs and risks. The engineering design process includes the site layout and electrical design as well choosing the appropriate technology, in particular module, inverter and battery energy storage system configuration. We generally use solar modules and battery energy storage products produced by CSI Solar, and procure inverters and other equipment from third-party suppliers.

Currently, we have operating solar projects in the U.S., Brazil, Japan, Argentina, China, and Mexico. After a project is connected to the grid, we regularly inspect, monitor and manage the project site with the intention to maximize the utilization rate, rate of power generation and system life of the project.

We operate a monitoring center in Guelph, Ontario, Canada, which adopts the global monitoring platform (“REView”) to monitor the operational performance data in real time, to automatically receive alerts about exceptions, and to automate the reporting of performance, technician work orders, warranty claims, spare parts, health and safety incidences, manage system alarms and reports, all of which can be accessed through cloud applications. Our proprietary algorithms analyze the performance of the self-owned and third party power plants that we operate and maintain on a daily basis and identify potential problems. For example, they raise alarms when inverters or strings are under-performing.

Quality Control and Certifications

We have registered our quality control system according to the requirements of ISO9001:2015 and IEC62941 standards. TÜV Rheinland Group, a leading international service company that documents the safety and quality of products, systems and services, audits our quality systems. We inspect and test incoming raw materials to ensure their quality. We monitor our manufacturing processes to ensure quality control and we inspect finished products by conducting reliability and other tests.

We also maintain various international and domestic certifications for our solar modules. For example, we have obtained IEC61215/ IEC61730 certifications for sales of our modules in Europe, UL61730 certifications for sales of our modules in North America, and other necessary certifications for sales of our modules in China, Japan, Korea, India, Brazil, Australia, Colombia, Israel, Italy, U.K. and Indonesia, etc. The IEC certification is issued by Verband Deutscher Elektrotechniker, or VDE, and the UL certification by Canadian Standards Association, or CSA. Our module products satisfy the latest standards, including IEC 61215:2021 / IEC61730:2023, UL61730 Ed.2-2022 and regional regulations, and have achieved high California Energy Commission, or CEC, PVUSA test condition ratings. Further, our module products have passed additional extended stress program qualifications such as salt mist testing, ammonia testing, PID testing, as well as extra-standard or multiple times testing programs with many variants from PVEL or VDE. We also continuously improve all required steps of silicon, ingot, wafer, cell and module to maintain competitiveness of carbon footprint certification for the French market special tender requirements, and our TOPCon modules are certified for solar tender under the Programmation Pluriannuelle de l’énergie (“PPE2”). For Korea market, we obtained carbon footprint certification issued by Korea New & Renewable Energy Center, or KNREC, with competitive Grade 2 ranking in 2023, being one of the first module manufacturers outside of Korea to obtain this certification.

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

Our Power Conversion System (“PCS”) for storage has obtained GB/T34120/GB/T34133 certifications in China. We also maintained various certifications according to local business requirements for some of our PV inverters, including IEC62109/62116 safety certification and CQC certification in China, KSC 8565/8567 in Korea, RS097 in South Africa, 140/515 in Brazil and EN50549-1/EN50549-2/CEI0-21/CEI0-16/RD1699/NTS2.1/VDE4105/PPDS in Europe. Our other products are currently undergoing the necessary certification processes before entering the relevant markets. With these certifications in place, our PV inverters could meet grid connection requirements in most regions around the world.

Additionally, we maintain various certifications for SolBank, our proprietary DC battery storage systems, such as UL9540A thermal runaway certification, UL1973 and UL9540 safety certification in North America, GB/T36276 certification in China, and IEC62619 certification in Europe, Australia, Japan and South America. We are one of the first companies to complete modeling assessments in accordance with the NFPA69 fire safety regulations in the U.S. With these certifications, SolBank could be sold and applied in the global battery storage market.

Sales, Marketing and Customers

The following table sets forth, for the periods indicated, certain information relating to our total net revenues derived from our customers categorized by their geographic locations. The information presented below is based on the location of customers’ global or regional headquarters, as appropriate:

	Years Ended December 31,
	2021		2022		2023
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%

	(In thousands of $, except for percentages)
Asia	2,139,070	40.5	2,739,779	36.7	3,125,496	41.0
Americas	2,279,594	43.2	2,793,651	37.4	2,616,145	34.4
Europe and others	858,505	16.3	1,935,180	25.9	1,871,985	24.6
Total	5,277,169	100.0	7,468,610	100.0	7,613,626	100.0

CSI Solar Segment

Our primary customers are distributors, system integrators, project developers and installers/EPC companies. A small number of customers have historically accounted for a significant portion of our net revenues. In 2021, 2022 and 2023, the top five customers of the CSI Solar segment by net revenues collectively accounted for approximately 14.0%, 13.0% and 13.4%, respectively, of our total net revenues. Sales to our largest customer in these years accounted for 3.9%, 4.9% and 3.5%, respectively, of our total net revenues.

We market and sell solar modules worldwide for residential, commercial and utility-scale solar energy projects and solutions. We primarily sell our products to distributors and large-scale installers through our own, home-grown sales teams, who operate throughout Europe, the Americas and the Asia-Pacific regions.

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

As we expand our manufacturing capacity and enhance our brand name with our system solutions offering, we continue to develop new customer relationships in a wider range of geographic markets to further decrease single market dependency. We significantly increased our total number of buying customers and achieved leading market share in North America, Japan, South-Africa and Brazil, which we maintained and grew further. In 2021, we started to produce and sell our own CSI single-phase inverter portfolio to complement the already established and growing overall CSI branded inverter sales. We were one of the leading turnkey EPC PV-system providers in Australia in 2018 and 2019 and a key system kits/packages and turnkey system provider in Brazil since 2018. In the U.S., we have been recognized as a top 10 system/inverter supplier since 2019. We have shifted away from the full EPC service model and are now offering and helping our customers with system design and system optimization simulation and support. In 2022, we have successfully launched our first CSI developed and manufactured 3-phase string inverter for commercial and small utility-scale applications and we plan to further grow our own CSI string inverter portfolio. In 2023, we launched our 1500Vdc 320KW string inverter and 1500Vdc 200KW string PCS products, and scaled our production capacity to 8 GW annually. By the end of 2023, our product power range spans from 5 KW to 350 KW, covering residential, commercial, and utility applications. We plan to further invest in research and development, and introduce more compatible, reliable and cost-effective products and solutions to the market.

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

Solar System Kits

A solar system kit is a ready-to-install package consisting of solar modules produced by us and components, such as inverters, racking system and other accessories, supplied by third parties. In 2023, we sold approximately 3.9 GW of system kits primarily in China, Japan and Brazil.

Battery Energy Storage Solutions

We leverage our vast customer and supply chain network to offer competitive solutions for stand-alone battery energy storage offerings or “Photovoltaic + Storage” hybrid integrated solutions. We also continue to prioritize our R&D and investments into battery energy storage product and technology development to further our advancement into downstream product, technology, and manufacturing as well as upstream project integrated battery energy storage solutions. As a result, we have developed our proprietary utility-scale battery energy storage solution, SolBank. This solution is specifically engineered for utility-scale grid connected battery capacity storage installations in stand-alone projects or hybrid projects, in conjunction with renewable energy generation equipment such as wind or solar power technologies. In addition, we have launched our own residential battery energy storage system, EP Cube, focusing on residential and small commercial battery energy storage installations of up to 119.9 kWh. With this solution, we expect generated solar power to be stored for usage during subsequent electricity peak rate periods, for peak consumption shaving, and for independent or resilient power supply in case of emergencies and grid outages.

As of January 31, 2024, we had a total project turnkey pipeline of around 63 GWh, which includes both contracted and in-construction projects, as well as projects at different stages of the negotiation process. In addition, we had approximately 3.1 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by our e-STORAGE platform.

As of January 31, 2024, the contracted backlog, including contracted long-term service agreements, was $2.6 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

Recurrent Energy Segment

We develop, construct, maintain, sell and/or operate solar power and battery energy storage plants primarily in the U.S., the EU, U.K., Brazil, Mexico, Chile, Colombia, Australia, Taiwan, Japan, China and Korea. We also provide power services (O&M) and assets management services. We sell our projects to utilities, independent power producers, and energy investors. Customers for our power service (O&M) and asset management services include solar project developers and owners.

In order to continue to grow our Recurrent Energy segment, we conduct market due diligence, routinely meet with industry operators and interested investors, and attend industry conferences and events to identify project development opportunities.

Solar Project Development

As of January 31, 2024, our total project pipeline was 27.3 GWp, consisting of 1.9 GWp in construction, 5.5 GWp of backlog, 4.6 GWp of advanced pipeline, and 15.2 GWp of earlier stage pipeline.

Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements, and power purchase agreements (“PPAs”). A significant portion of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement. Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

The following table presents our total project pipeline.

Total Project Pipeline by Region as of January 31, 2024 (in MWp)*
	In		Advanced	Early-Stage
Region	construction	Backlog	Pipeline	Pipeline	Total
North America	424	212	1,467	4,343	6,446
EMEA	51	2,300	2,361	5,203	9,915
Latin America	1,188	867	83	2,954	5,092
Asia Pacific excluding Japan and China	—	173	708	1,430	2,311
China	200	1,845	—	1,260	3,305
Japan	32	135	14	32	213
Total	1,895	5,532	4,633	15,222	27,282

Note: Total project pipeline represents the gross MWp size of the projects owned by us and our non-controlling interest.

Operating Solar Power and Battery Energy Storage Plants and Sale of Electricity

In addition to our project backlog, we had a portfolio of solar power plants in operation totaling around 1 GWp as of January 31, 2024.

As of January 31, 2024, we had 600 MWh net of battery energy storage in operation, of which 280MWh represents a 20% equity interest in the 1,400 MWh Crimson battery energy storage project in California.

Our total portfolio of power plants in operation as of January 31, 2024 was as follows:

Solar Power Plants in Operation (in MWp)
	North	Latin			Asia Pacific excluding
	America	America	Japan	China	Japan and China	Total
Solar (MWp)	—	748	59	191	7	1,005
Battery Energy Storage (MWh)	280	—	—	300	20	600

Note: Solar power plants in operation represents the proportionate net MWp owned by us

Battery Energy Storage Project Development

We have been actively developing utility-scale solar plus battery energy storage hybrid projects, as well as stand-alone battery energy storage projects. Since 2021, a large part of our projects under development includes the co-hosting of battery energy storage facilities with solar power plants on the same piece of land. By using a single interconnection point for each project to serve the solar and battery energy storage energy load, we expect to significantly enhance the efficiency and the value of our battery energy storage development pipeline.

In addition, our track record includes several storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, public utility districts, and development services agreements to retrofit operational solar projects with battery energy storage, many of which were previously developed by us.

The table below sets forth our storage project development backlog and development pipeline as of January 31, 2024.

Storage Project Backlog and Development Pipeline by Region as of January 31, 2024 (in MWp)
			Advanced	Early-Stage
	In		Development	Development
Region	construction	Backlog	Pipeline	Pipeline	Total

North America	—	1,600	2,180	15,284	19,064
EMEA	—	110	5,943	17,334	23,387
Latin America	—	965	1,000	—	1,965
Asia Pacific excluding Japan and China	8	440	400	1,240	2,088
China	400	—	—	6,500	6,900
Japan	—	—	776	600	1,376
Total	408	3,115	10,299	40,958	54,780

Customer Support and Service

We typically sell our standard solar modules with a fifteen-year or twenty-five-year warranty against defects in materials and workmanship and a twenty-five to thirty-year linear power performance warranty that guarantees the actual power output of our modules.

We warrant our battery energy storage products for a specific amount of time against performance or manufacturing defects. The standard warranty is typically for an initial term of 1 to 5 years from the date of installation, and is accounted for as an assurance-type warranty, which provides a guarantee of quality, limited to specific usage parameters. The customers can separately purchase extended warranties and performance guarantees for up to an additional 15 years. We have obtained warranties from our suppliers to back up a portion of our battery energy storage warranties.

For solar power and battery energy storage projects built by us under EPC services, we provide major equipment warranty and a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions generally for a period of two to five years following the energizing of the solar or battery storage project. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

As part of our energy business, before commissioning solar power and battery energy storage projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases for solar power projects, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price. In certain instances, a bonus payment may be received if the energy generation performance test performs above expectations.

Our customer support and service function handles technical inquiries and warranty-related issues. In recent years, we expanded our capacity in these areas to better enable us to handle our customers’ questions and concerns in a timely and professional manner.

Historically, we have agreements with a group of insurance companies to reduce some of the risks associated with our warranties. See “—Insurance” below. Our customer support and service function will continue to expand and improve services we provide to our customers.

Competition

CSI Solar Segment

The market for solar power and battery energy storage products is competitive and evolving. We compete with American companies, such as First Solar, and Asia-based companies such as Longi, Trina, Jinko, JA Solar and Tongwei. We compete with battery energy storage companies, such as Tesla, Fluence and Sungrow. Some of our competitors are developing or producing products based on alternative solar technologies, such as thin film PV materials, that may ultimately have costs similar to, or lower than, our projected costs. Solar modules produced using thin film materials, such as cadmium telluride and copper indium gallium selenide technology, generally have lower conversion efficiency but do not use silicon for production, compared to our crystalline silicon solar module products, and as such are less susceptible to increases in the costs of silicon. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration. In addition, the solar power market in general competes with other sources of renewable and alternative energy as well as conventional power generation.

We believe that the key competitive factors in the market for solar power and battery energy storage products include:

●	price;
●	the ability to deliver products to customers on time and in the required volumes;
●	product quality and associated service issues;
●	nameplate power or capacity and other performance parameters such as power tolerances;
●	value-added services such as system design and installation;
●	value added features such as those that make solar power and battery energy storage products easier or cheaper to install;
●	additional system components such as mounting systems, delivered as a package or bundle;
●	brand equity and any good reputation resulting from the above items, including the willingness of banks to finance projects using modules produced by a particular supplier;
●	customer relationships and distribution channels; and
●	the aesthetic appearance of solar power and battery energy storage products.

In the immediate future, we believe that our ability to compete depends on our ability to deliver cost-effective products in a timely manner and to develop and maintain a strong brand name based on high quality products and strong relationships with downstream customers. Our competitiveness also depends on our ability to effectively manage our cash flow and balance sheet and to maintain our relationships with the financial institutions that fund solar power and battery energy storage projects. The solar industry is facing an accelerated market concentration by large companies. We believe that such industry concentration will benefit our Company in the long-term. We believe that the key to competing successfully in the long-term is to produce innovative, high quality products at competitive prices and develop an integrated sales approach that includes services, ancillary products, such as mounting systems and inverters, and value-added product features. Our goal is to offer our customers solar power and battery energy storage products that deliver the lowest LCOE or Levelized Cost of Storage (“LCOS”), and we focus in particular on high-priced markets and segments, such as the distributed generation market segment which includes commercial, industrial and residential end market applications. Additionally, we believe that a good marketing program and the strong relationships that we are building with customers and suppliers will support us in this competitive environment.

Recurrent Energy Segment

Our Recurrent Energy business is a capital-intensive business with numerous industry participants. We face competition from a large and diverse group of local and international project developers, financial investors and certain utility companies. These competitors vary in terms of size, geographic focus, financial resources and operating capabilities. We compete in a diversified and complicated landscape since the commercial and regulatory environments for solar and battery energy storage project development, sale and operation vary significantly from region to region and country to country. While local policy frameworks on battery energy storage project development remain relatively new, many new entrants are seizing on the market opportunity.

Our primary competitors are local and international developers and operators of solar power and battery energy storage projects. We believe the key competitive factors in the global solar and battery energy storage project development industry include:

●	greenfield development capabilities;
●	sizeable portfolio of solar and storage interconnections secured;
●	globally diversified renewables portfolio;
●	vertical integration with upstream manufacturing;
●	reputation and track record;
●	relationship with government authorities and knowledge of local policies;
●	strong internal working capital and good relationship with banks and international organizations that enhance access to external financing;
●	experienced technicians and executives who are familiar with the industry and the implementation of our business plans; and
●	expertise and experience in managing construction and operations.

We cannot, however, guarantee that some of our competitors do not or will not have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general.

Currently, we develop and construct and, in limited cases, operate and maintain solar power and battery energy storage projects in various regions including the U.S., the EU, U.K., Brazil, Mexico, Chile, Colombia, Australia, Taiwan, Japan, China and Korea. We compete to supply energy to potential customers with a limited number of utilities and providers of distributed generation in these markets. If we wish to enter into new PPAs for our solar power and battery energy storage projects upon termination of previous PPAs, we compete with conventional utilities primarily based on cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

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

Insurance

We maintain property risk insurance policies with reputable insurance companies to cover our equipment, facilities, buildings and inventories. The coverage of these insurance policies includes losses due to natural hazards and losses arising from unforeseen accidents. Our manufacturing plants in China and elsewhere are covered by business interruption insurance. However, significant damage or interruption to any of our manufacturing plants, whether as a result of fire or other causes, could still have a material and adverse effect on our results of operations. We also maintain commercial general liability (including product liability) coverage. We have been purchasing credit insurance from insurers, such as the China Export & Credit Insurance Corporation and PICC Property and Casualty Company Limited, for certain of our accounts receivable trade in order to reduce our exposure to credit loss. Risks related to marine and air for the export of our materials and products are covered under cargo transportation insurance. We also maintain directors and officers’ liability insurance.

We have historically entered into agreements with a group of insurance companies to back up a portion of our warranties on solar module products. The insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy.

Environmental Matters

Except as disclosed in the “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” we believe we have obtained the environmental permits and passed relevant assessments necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have also conducted environmental studies in conjunction with our solar power and battery energy storage projects to assess and reduce the environmental impact of such projects. Our major manufacturing operations are certified under ISO14001 Environmental and ISO45001 Occupational Health and Safety standards, and some of our manufacturing operations are certified under ISO50001 energy management standards, which required that we implement and operate according to various procedures that demonstrate waste reduction, energy conservation, injury reduction and other environmental, safety and health objectives.

We have finished establishing our internal ISO14064:2018 Green House Gas quantification and reporting system under guidance of 3rd party Société Générale de Surveillance (“SGS”), to identify, quantify and report our GHG emissions and removals at the organization level, setting up solid ground for continuous GHG emissions reduction.

Our solar products must comply with the environmental regulations of the jurisdictions in which they are installed. We make efforts to ensure that our products comply with the EU Regulation (“EC”) No 1907/2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”). Our solar system solutions product lines, including string inverters, also comply with the European Union’s RoHS (Restriction of Hazardous Substances) Directive 2011/65/EU and its amendments. Note that Solar PV modules are exempted from the European Restriction of Hazardous Substances (“RoHS”) legislation as part of the decision from the European Commission to ensure achievement of energy renewable targets in its article 2. We also strictly adhere to Toxicity Characteristic Leaching Procedure (“TCLP”) testing of our photovoltaic module portfolio to monitor the presence of any toxic metal substances (arsenic, barium, cadmium, chromium, lead, mercury, selenium, silver) according to TCLP Standard EPA Test Method 1311, as issued by the U.S. Environmental Protection Agency (“EPA”) under the Toxic Substances Control Act (“TSCA”) for landfill disposal of solar modules.

Our battery energy storage products have been designed to meet all applicable environmental regulations. We strictly require our suppliers to meet corresponding regulations. For example, the key components of our products, such as battery cells and air conditioning units, comply with RoHS and REACH. In July 2023, the EU published Regulation 2023/1542 regarding batteries and waste batteries. We are working closely with third party experts to actively evaluate and ensure that our products meet the latest requirements at every stage of their product life cycle.

Our manufacturing operations are subject to regulation and periodic monitoring by local environmental protection authorities. Also, various licenses, permits, and approvals are required for our solar and battery energy storage project developments within our energy business. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or cessation of operations.

We are committed to achieving the goal of powering our global operations renewable energy in this decade. To achieve this goal, we will reduce our electricity and energy consumption on a per watt basis while increasing the use of renewable energy. These initiatives may be subject to policy, market or cost barriers in the locations where we operate. We will reduce our energy intensity by leveraging our expertise and strength in product technologies, manufacturing process know-how, and energy savings while we continue to grow our business.

Furthermore, as one of the world’s largest solar and battery energy storage project developers, we are committed to proactively minimizing any adverse environmental and ecological impact that our project development activities may have, while we develop projects and monitor progress and results. Early in the project development process, we integrate the evaluation of environmental and ecological impacts, as well as community engagement into our internal approval process for each solar and battery energy storage project we develop. These efforts have helped us to minimize project delays related to environmental and ecological impacts or community engagement, as these factors were already considered during the project planning phase.

We evaluate and provide disclosures on our climate-related risks and opportunities in accordance with the TCFD recommendations, and plan to follow ISSB standards as TCFD disbanded in late 2023. 100% of our revenues are generated from the sale of products and services related to clean renewable energy, which is crucial to achieving the global decarbonization goals established in the Paris Agreement. To manage the environmental impacts of our manufacturing activities, we have established an Environmental Management System to measure these impacts and set up rolling 5-year targets on environmental metrics to reduce the impacts.

Environmental, Social and Governance Initiatives

We incorporate ESG factors across our business and strategic decision-making process and continue to make efforts to improve our practices to ensure long-term sustainability. Our three key focus areas are:

●Environmental. We are committed to providing a safe and enriching work environment for employees and contractors and strive to reduce the environmental impact of our business activities. We track greenhouse gas emissions and manufacturing intensity on energy, water and waste across our facilities. As a result, we have meaningfully reduced greenhouse gas emissions and energy, water and waste intensity during the manufacturing of solar PV modules. In addition, we research, develop and implement new technologies to enhance product efficiency and reduce the environmental impact of our production processes. We have also established rolling 5-year key performance indicator (“KPI”) targets that are integrated into employee KPIs and compensation plans. Moreover, we have established a sustainability program to manage the sustainability risks associated with the growth opportunities, which is overseen by the Sustainability Committee.
●Social Responsibility. We are an equal opportunities employer, and we strive to cultivate a diverse and inclusive culture and create lasting positive impact on society and the communities in which we operate. To promote diversity and inclusion, we monitor diversity and inclusion performance across all our human capital management areas by tracking our hiring practices including improving the balance of women, people of ethnic minority and people with disabilities in our hiring, expanding our recruiting channels to attract a more diverse range of candidates, establishing several employee resource groups to provide institutional for reaching professional career goals, and providing unconscious bias training across our global operations. We care about our employees’ training and development and have implemented extensive skills and leadership training programs, including our education courses and programs, which aims to help our employees gain a broader understanding of our business, driver innovation, and stimulate more effective collaboration Our education courses and programs also help further develop our employees’ expertise across disciplines and provide these employees with learning resources covering key business functions. In 2023, we designed and launched 16 courses on key workstreams, including courses on managers training on leading with trust, performance evaluation and conversations, solar and battery storage technologies, as well as key areas of our business, such as EPC, project financing, insurance, O&M and high voltage connections. See “Item 6. Directors, Senior Management and Employees—D. Employees.” We also respect and recognize employees’ rights and freedom to associate and bargain collectively. With employee safety being our top priority, we have implemented the ISO45001 occupational health and safety management system and ISO14001 environmental management system, to ensure that hazards in the workplace are systematically identified and evaluated and that relevant control measures are put in place. Our rigorous safety policies and procedures have helped us maintain a low rate of safety-related incidents. In addition, we strive to be a responsible corporate citizen in the communities where we operate by abiding to a strict code of business conduct and ethics and expecting no less from our business partners, including our suppliers. We also cultivate long-term relationships with local organizations to ensure we are able to fully integrate solar power and battery energy storage projects into existing energy infrastructure and surrounding communities.

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

In June 2023, Canadian Solar joined the United Nations Global Compact (UNGC), the world’s largest corporate sustainability initiative. By joining the UNGC, we commit to supporting and adhering to the Ten Principles of the United Nations Global Compact on human rights, labor, environment, and anticorruption, and taking actions to contribute to the United Nations’ Sustainable Development Goals (“UN SDGs”). As a clean renewable energy provider, Canadian Solar has been contributing to the achievement of UN SDGs, especially SDG 7 Affordable and Clean Energy and SDG 13 Climate Action.

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

Canadian Solar submitted a commitment letter to SBTi in July 2023, indicating our intention to set the near-term and net-zero science-based climate targets to decarbonize our operations and value chain. The SBTi is a global body enabling businesses to set ambitious emissions reduction targets in line with the latest climate science. The SBTi’s goal is to accelerate companies across the world to support the global economy to halve emissions before 2030 and achieve net-zero before 2050.

We are also committed to achieving the goal of powering our global operations with renewable energy in this decade. To achieve this goal, we will reduce our electricity and energy consumption on a per watt basis while increasing the use of renewable energy. These initiatives may be subject to policy, market or cost barriers in the locations where we operate. We will reduce our energy intensity by leveraging our expertise and strength in product technologies, manufacturing process know-how, and energy savings while we continue to grow our business.

Furthermore, as one of the world’s largest solar power and battery energy storage project developers. We are committed to proactively protecting biodiversity and minimizing any adverse environmental and ecological impact that our project development activities may have, while we develop projects and monitor progress and results. Early in the project development process, we integrate the evaluation of environmental and ecological impacts, as well as community engagement into our internal approval process for each solar and battery energy storage project we develop. These efforts have helped us minimize project delays related to environmental and ecological impacts or community engagement, as these factors were already considered during the project planning phase.

We evaluate and provide disclosures on our climate-related risks and opportunities in accordance with the TCFD recommendations and plan to follow ISSB standards as TCFD disbanded in late 2023. 100% of our revenues are derived from clean, renewable energy, which is crucial to achieving the global decarbonization goals established in the Paris Agreement. To manage the environmental impacts of our manufacturing activities, we have established an Environmental Management System to measure these impacts and set up 5-year rolling targets on environmental metrics to reduce the impacts.

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

In June 2022, nine government departments including the NDRC, the NEA and the Ministry of Finance jointly issued the Fourteenth Five-Year Plan for Renewable Energy Development, which proposed that during the Fourteenth Five-Year Plan period, in appropriate areas, photovoltaic power generation base development will be implemented, and distributed photovoltaic development will be comprehensively promoted.

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

In July 2023, six government departments, including the NDRC and the NEA, jointly issued the Guiding Opinions on Promoting the Recycling of Decommissioned Wind Power and Photovoltaic Equipment. The Guiding Opinions states that the country will enhance the capacity for the recycling of resources, steadily promote the development of wind turbine and photovoltaic module remanufacturing industries. By 2030, the plan aims to establish a series of industrial agglomeration areas dedicated to the recycling of decommissioned wind power and photovoltaic equipment.

In October 2023, the NDRC and other authorities issued the Measures for the Power Demand-Side Management (2023 Edition), which required an increase in the proportion of green electricity consumption in key regions such as Beijing-Tianjin-Hebei, the Yangtze River Delta, Guangdong, Hong Kong and Macao. It also prioritized the use of renewable electricity for new electricity generated through the implementation of electricity substitution to increase the level of utilization of renewable energy consumption.

In December 2023, the NDRC issued the Catalogue for Guiding Industry Restructuring (2024 Version), which took effect on February 1, 2024. This Catalogue, as an important basis for guiding social investments and formulating government policies, focuses on high-tech industries and environmental priorities. The “encouraged” industries listed include silicon energy (crystalline silicon PV) materials, PV building integration components, solar PV cells, and solar PV equipment, among others.

Environmental Regulations

As we have expanded our ingot, silicon wafer and solar cell manufacturing capacities, we have begun to generate material levels of noise, wastewater, air emissions and other industrial waste. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents that would negatively affect the environment also increases. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental laws and regulations applicable to us include the PRC Environmental Protection Law, which became effective in 1989, as amended and promulgated in 2014, the PRC Law on the Prevention and Control of Noise Pollution, which became effective in 2022, the PRC Law on the Prevention and Control of Air Pollution, which became effective in 1988, as amended and promulgated in 1995, 2000, 2015 and 2018, the PRC Law on the Prevention and Control of Water Pollution, which became effective in 1984, as amended and promulgated in 1996, 2008 and 2017, the PRC Law on the Prevention and Control of Solid Waste Pollution, which became effective in 1996, as amended and promulgated in 2004, 2013, 2015, 2016 and 2020, the PRC Law on Evaluation of Environmental Affects, which became effective in 2003, as amended and promulgated in 2016 and 2018, the PRC Law on Promotion of Clean Production, which became effective in 2003, as amended and promulgated in 2012, and the Regulations on the Administration of Construction Project Environmental Protection, which became effective in 1998, as amended and promulgated in 2017.

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

Administration of Foreign Invested Enterprises

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC, effective in 1990 and amended in 2001 and 2014. The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and amended from time to time. The most recent amendment to the Company Law was enacted on December 29, 2023, and it will take effect on July 1, 2024. The Company Law is applicable to our PRC subsidiaries unless PRC laws on foreign investment stipulate otherwise. The amended Company Law creates more rights and obligations as well as greater personal liability exposure for directors, supervisors and senior management of companies in China, such as compensation liability for directors and senior management, directors’ obligation to call for contribution. Besides reiterating the duty of loyalty and care of directors, supervisors and senior management, the amended Company Law extends such fiduciary duties to the controlling shareholder or the de facto controller of a company who is not a director but executes company affairs. Also, shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. Violation of the amended Company Law could lead to sanctions and penalties, such as fines and orders to correct.

In March 2019, the Foreign Investment Law was promulgated, effective on January 1, 2020, at which time the Wholly Foreign-owned Enterprise Law will be repealed. In December 2019, the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China was approved, which took effect on January 1, 2020 and replaced the Implementation Rules of the Wholly Foreign owned Enterprise Law. Foreign-invested enterprises that were established in accordance with Wholly Foreign-owned Enterprise Law before the implementation of Foreign Investment Law may retain their original organizational forms and other aspects for five years.

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

In 2023, certain of our PRC subsidiaries, namely Suzhou Sanysolar Materials Technology Co., Ltd, Changshu Tegu New Material Technology Co., Ltd, CSI New Energy Development (Suzhou) Co., Ltd, CSI Solar Technologies (JiaXing) Co., Ltd and Canadian Solar Photovoltaic Technology (Luoyang) Co., Ltd. are HNTEs and enjoyed preferential enterprise income tax rates.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. On December 4, 2023, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment which established that domestic equity transferors (including institutions and individuals) can directly remit to the capital project settlement account the equity transfer consideration funds paid in foreign currency by domestic entities, as well as the foreign exchange funds raised by domestic enterprises listed overseas. The funds in the capital project settlement account can be independently settled and utilized.

Dividend Distribution

The principal regulations governing distribution of dividends paid by Foreign Investment Law and its implementation rules both became effective in 2020. The Company Law became effective in 1994 and was amended from time to time, with the most recent amendment enacted on December 29, 2023, taking effect on July 1, 2024. The EIT Law became effective in 2008 and was amended in 2017, 2018, and the implementation rules of EIT Law became effective in 2008 and was amended in 2019.

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

Enforceability of Civil Liabilities

Canadian Solar Inc. is a corporation governed by the laws of the province of Ontario, Canada with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia through our operating subsidiaries in which we have equity ownership. Through the equity ownership in our subsidiaries, we primarily conduct our manufacturing operations in China, Southeast Asia and the U.S., and have made certain investments in solar power system and project assets in China.

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

C	Organizational Structure

The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest:

	Place of	Ownership
Name of entity	incorporation	interest
Canadian Solar Solutions Inc.	Canada	100%
Canadian Solar New Energy Holding Company Limited	Hong Kong	100%
Recurrent Energy, LLC	USA	100%
Canadian Solar Brasil I Fundo de Investimento em Participacoes – Multiestrategia	Brazil	100%
Azuma Kofuji Daiichi Hatsudensho G.K.	Japan	100	%**
CSI Solar Co., Ltd.	PRC	62.24%
CSI Cells Co., Ltd.	PRC	100	%*
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	100	%*
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	100	%*
CSI Solar Technology (Xining) Co., Ltd	PRC	100	%*
Canadian Solar Manufacturing (Changshu) Inc.	PRC	100	%*
CSI Modules (DaFeng) Co., Ltd.	PRC	100	%*
Canadian Solar Sunenergy (Jiaxing) Co. Ltd	PRC	100	%*
CSI Cells (Yancheng) Co., Ltd.	PRC	100	%*
Canadian Solar Sunenergy (SuQian) Co., Ltd.	PRC	100	%*
CSI Cells (SuQian) Co., Ltd.	PRC	100	%*
CSI Wafer (FuNing) Co., Ltd.	PRC	100	%*
CSI Cells (Yangzhou) Co., Ltd.	PRC	100	%*
Canadian Solar (USA) Inc.	USA	100	%*
Canadian Solar US Module Manufacturing Corporation	USA	100	%*
Canadian Solar EMEA GmbH	Germany	100	%*
Canadian Solar International Limited	Hong Kong	100	%*
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	99.999996	%*
*	Significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) within the scope of CSI Solar were held through CSI Solar Co., Ltd. in which CSI held a 62.24% ownership interest.
**	Disposed of in May 2023.

D	Property, Plants and Equipment

The following is a summary of our material properties, including information on our manufacturing facilities, solar power systems and office buildings as of the date of this annual report on Form 20-F:

●	In the United States, Recurrent Energy, LLC and Canadian Solar (USA) Inc. lease a combined total of approximately 2,200 square meters of office space in Austin, Walnut Creek, New York City and San Francisco.
●	Canadian Solar Manufacturing (Luoyang) Inc. has obtained a land use right of a piece of land of approximately 35,000 square meters in Luoyang, Henan, on which we have built wafer manufacturing facilities of approximately 6,761 square meters under Phase I. The certificates for property ownership were granted in 2008. Additionally, in the same year, we acquired the land use right to an adjacent piece of land of approximately 80,000 square meters, on which we have built manufacturing facilities of approximately 30,000 square meters under Phase II. The certificates for property ownership were granted in 2013. Subsequently in 2016, we further obtained the land use right to another piece of land of approximately 160,000 square meters, on which we have constructed manufacturing facilities with a floor area of approximately 39,000 square meters under Phase III. The certificates for property ownership were granted in 2018.
●	Canadian Solar Sunenergy (Baotou) Co., Ltd. has obtained the land use right of a piece of land in Baotou, Inner Mongolia of approximately 224,000 square meters, on which we have built ingots manufacturing facilities with a floor area of approximately 18,000 square meters. The production of ingots commenced in 2017. Subsequently, we expanded the facility to include the production of mono ingots with a floor area of approximately 91,700 square meters.
●	CSI Solar Technology (Xining) Co., Ltd. has obtained a land use right of a piece of land in Xining, Qinghai of approximately 200,000 square meters in 2021. The land use right certificate was granted in July 2021. We have built ingot production lines and supporting facilities on approximately 185,000 square meters of land under Phase I and II. The lines have been operating at full capacity since May 2023.
●	Canadian Solar Manufacturing (Changshu) Inc. has the land use right to two pieces of land of approximately 40,000 square meters and 180,000 square meters, respectively, in Changshu, Jiangsu, on which we have built module manufacturing facilities with a total floor area of approximately 165,000 square meters. We have obtained certificates of property ownership for the facilities.
●	CSI Modules (DaFeng) Co., Ltd. obtained the land use right to a piece of land of approximately 200,000 square meters in Yancheng, Jiangsu in 2017. The module production facility of approximately 78,000 square meters under Phase I completed construction and production began in 2018. We obtained the certificate of property ownership for Phase I in January 2020. On the same piece of land, we have subsequently built manufacturing facilities with a total floor area of approximately 67,000 square meters under Phase II in May 2021, and obtained the certificate of property ownership in August 2021.
●	Canadian Solar Sunenergy (Jiaxing) Co. Ltd. obtained the land use right to a piece of land of approximately 165,000 square meters in Jiaxing, Zhejiang in 2018, on which we have built module manufacturing facilities with floor area of approximately 125,000 square meters under Phase I in 2020. We have further constructed module manufacturing facilities with floor area of approximately 104,014 square meters under Phase II by the end of 2023.
●	CSI Cells (Yancheng) Co., Ltd. has obtained the land use right to a piece of land of approximately 134,000 square meters located in Yancheng, Jiangsu. The floor area of cell manufacturing facilities is approximately 63,000 square meters under Phase I. A part of the cell manufacturing facilities has completed construction and commenced operations in 2018, with the entire Phase I facilities commencing operations in 2019. In 2019, we further purchased an additional piece of land of approximately 64,000 square meters and obtained the land use right in 2020, on which we have built cell manufacturing facilities with a total floor area of approximately 59,000 square meters under Phase II. The entire Phase II facilities commenced operations in August 2022 and we have obtained the certificate of property ownership in October 2023.
●	Canadian Solar Sunenergy (SuQian) Co., Ltd. has leased approximately 183,000 square meters of module manufacturing facilities for a period of four years in Suqian, Jiangsu commencing from November 2020. The facility commenced full production by the end of 2023.

●	CSI Cells (SuQian) Co., Ltd. has leased approximately 130,000 square meters of cell manufacturing facilities for a period of four years in Suqian, Jiangsu commencing from April 2023. The leased facilities completed equipment installation and started production in April 2023.
●	CSI Wafer (FuNing) Co., Ltd. has leased three wafer manufacturing facilities in Funing, Jiangsu with a total floor area of approximately 24,000 square meters for a period of four years from April 2021. These leased facilities completed equipment installation and started production in June 2021.
●	CSI Solar Manufacturing (Funing) Co., Ltd. has leased cell manufacturing facilities of approximately 27,000 square meters on a piece of land of approximately 67,000 square meters under Phase I in Funing, Jiangsu since 2015. The land use right to approximately 23,000 square meters facilities has been acquired in December 2022. The remainder 4,000 square meters is expected to be transferred in 2024. In 2016, we obtained the land use right to another parcel of land of approximately 133,000 square meters, on which we have built cell manufacturing facilities with a total floor area of approximately 26,000 square meters under Phase II and Phase III. Commercial operations have commenced since then and we obtained the certificates for property ownership of Phase II and Phase III cell manufacturing facilities in 2018. In 2017, we obtained the land use right of approximately 34,000 square meters. On the newly acquired land, along with the previously acquired land, we have built Phase IV manufacturing facilities with a floor area of approximately 60,000 square meters and obtained the certificate of property ownership in March 2022, consolidating the land use right of Phase II and Phase III to approximately 167,000 square meters, with built facilities of approximately 86,000 square meters.
●	CSI Cells (Yangzhou) Co., Ltd. has entered into an investment agreement with the municipal government of Yangzhou City, Jiangsu to produce 14 GW of annual wafer and cell capacity under Phase I of a three-phase plan in January 2023. We have leased approximately 247,000 square meters of cell manufacturing facilities for five years, and the production commenced in August 2023.
●	Canadian Solar US Module Manufacturing Corporation has entered into an agreement in 2023 to lease a building in Mesquite, Texas until December 2033, including manufacturing floor of approximately 59,000 square meters, mezzanine area of approximately 6,100 square meters and office area of approximately 4,600 square meters.
●	Canadian Solar Manufacturing (Thailand) Co., Ltd. has two lots land of 272.8 Rai (approximately 436,000 square meters) in Thailand, with the ownership certificates obtained. The first lot of approximately 179.3 Rai (approximately 287,000 square meters) is located in Chonburi Province, and houses cell manufacturing facilities under Phase I and II covering approximately 37,000 square meters and module manufacturing facilities under Phase I, II and III covering approximately 113,000 square meters. The Phase I cell facility was built, and production commenced in 2017, while the Phase II cell facility was completed, and production commenced in 2019. The Phase I module facility was built, and production commenced in 2016. The Phase II module facility started production in 2019, and the Phase III module facility began production in August 2023. The second lot of about 93.5 Rai (approximately 150,000 square meters) is located in Royong Province, and houses the cell manufacturing facility under Phase III covering approximately 27,000 square meters. The land was purchased in June 2022, subsequently constructed, with production commencing in August 2023.
●	In Vietnam, Canadian Solar Manufacturing Vietnam Co., Ltd. has leased approximately 16,000 square meters of manufacturing facility in Haiphong City, Vietnam since 2015. The facility has been converted from module manufacturing to new material manufacturing (including EVA and junction box) since May 2023. The lease was renewed for three years commencing August 2018, then further renewed for another three years commencing August 2021. In July 2023, we leased approximately 1,800 square meters of additional space for the new material manufacturing facility.
●	We construct and operate solar power systems in the United States, EU, Brazil, Argentina, Colombia and China, and most of our solar power systems were built or being constructed on leased land. Approximately 2,566 hectares of land were leased for these solar power systems, with lease term ending between 2037 and 2064.

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

ITEM 4A   UNRESOLVED STAFF COMMENTS

None.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of 2021 and 2022 items and year-over-year comparisons between 2022 and 2021 that are not included in this annual report on Form 20-F, refer to “Item 5. —Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2022, that was filed with the Securities and Exchange Commission on April 18, 2023.

A	Operating Results

Factors Affecting Our Results of Operations

The most significant factors that affect our financial performance and results of operations are:

●	solar power products pricing;
●	costs of silicon raw materials and solar ingots, wafers and cells relative to the selling prices of modules;
●	battery energy storage products pricing;
●	renewable energy incentives and government grants;
●	the availability of financing for solar power and battery energy storage projects and the interest rate environment;
●	industry and seasonal demand;
●	impact of assets impairment;
●	solar and battery energy storage project development and sale;
●	antidumping, countervailing and other duty costs and true-up charges; and
●	foreign exchange and hedging.

Solar Power Products Pricing

In 2022, we generated 81.3% of our net revenues from our sales of solar power products. In 2023, we generated 87.0% of our net revenues from our sales of solar power products. Our standard solar modules are priced based on the actual flash test result or the nameplate capacity of our modules, expressed in watts-peak. The actual price per watt is affected by overall demand and supply for modules in the solar power market and increasingly by the total power and level of efficiency of the module. Higher-powered and higher efficiency modules usually command slightly higher prices per watt.

We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with the customer and the costs of silicon raw materials and solar ingots, wafers and cells. In 2022, the average selling price of our standard solar modules was approximately $0.30 per watt. In 2023, it decreased to $0.23 per watt. We anticipate that the average selling price of our standard solar modules will likely continue to decrease.

Costs of Silicon Raw Materials, Solar Ingots, and Wafers Relative to the Selling Prices of Modules

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

Battery Energy Storage Products Pricing

Our battery energy storage offering consists of utility-scale battery energy storage solutions and residential battery energy storage products. In 2022 and 2023, we generated $440.7 million and $245.2 million of our revenues from sales of battery energy storage products, respectively. In 2022 and 2023, we generated 5.9% and 3.2% of our net revenues from battery energy storage solutions, EPC services and products, respectively.

Utility-scale battery energy storage solutions includes proprietary products, technology and integrated solutions focused on delivering high performance, safe and reliable battery energy storage solutions to enable utilities, independent power producers, and energy investors and users achieve energy savings, while maintaining power reliability and resilience.

EP Cube is our residential all-in-one battery energy storage solutions that allow users to increase the efficiency of their self-consumption solar PV installations by storing, managing and using the electricity generated with their own PV system. EP Cube is a flexible and smart solution that optimizes costs and reduces users’ reliance on the electrical grid, at a time of elevated electricity prices.

Our battery energy storage products are priced based on the actual storage capacity, expressed in watts-hour. The actual price per watt-hour is affected by market demand, the total storage capacity of the product and the cost of materials. Battery energy storage products with higher storage capacity and longer duration usually command slightly higher prices per watt-hour.

Renewable Energy Incentives and Government Grants

Over the past few years, the cost of solar energy has generally declined and the industry has become less dependent on government incentives. However, governments in some of our largest markets have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the U.S. and a number of the states of the EU (including, but not limited to, Italy, France, Germany, Spain and Poland) continue to provide incentives and policy support schemes for investments in solar power that will directly benefit the solar industry. In particular, in the United States, renewable energy projects currently benefit from various federal, state and local governmental incentives, such as ITCs, PTCs and Renewable Portfolio Standards (“RPS”) programs, accelerated tax depreciation, and other incentives provided for under the IRA, signed into law on August 16, 2022. The IRA also offers an extra ten percent credit if the project is in an “energy community” and another ten percent credit if the project satisfies domestic content requirements, which will be set forth when the implementing regulations are finalized. In June 2023, the IRS issued temporary and proposed regulations related to applicable tax credit transferability and direct pay provisions of the IRA. We believe that the near-term growth of the market still depends in large part on the availability and size of such government subsidies and economic incentives.

For a detailed discussion of the impact of government subsidies and incentives, possible changes in government policy and associated risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery energy storage power, which could cause demand for our products to decline.” and “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers.”

The Availability of Financing for Solar Power and Battery Energy Storage Projects and the Interest Rate Environment

Most solar power and battery energy storage projects, including our own, require financing for development and construction with a mixture of equity and third-party funding. A high cost of capital may materially reduce the internal rate of return for solar power and battery energy storage projects and therefore put downward pressure on the prices of solar systems, solar modules and battery energy storage systems, which typically comprise a major part of the cost of solar power and battery energy storage projects. Furthermore, solar power and battery energy storage projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar power and battery energy storage projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power and battery energy storage industry.

An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund solar power and battery energy storage systems and potentially reduce the demand for solar modules and battery energy storage systems and/or reduce the average selling prices for solar modules and battery energy storage systems, which may materially and adversely affect our business, results of operations, financial condition and prospects.

For a detailed discussion of the impact of the availability and cost of debt or equity for solar power and battery energy storage projects and our customers’ ability to finance the purchase of our products or to construct solar power and battery energy storage projects, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power and battery energy storage products and services, hamper our expansion and materially affect our results of operations.”

Industry and Seasonal Demand

Our business and revenues depend on the demand for solar power. Although solar power technology has been used for several decades, the solar power market has only started to grow significantly in the past few years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile solar power and battery energy storage market and industry conditions; in particular, the demand for our solar power and battery energy storage products and services may decline, which may reduce our revenues and earnings.” Industry demand is affected by seasonality. Demand tends to be lower in winter, when adverse weather conditions can complicate the installation of solar power systems, thereby decreasing demand for solar modules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.”

Recently, in the U.S. and certain countries, national or regional interconnection capacity are becoming more constrained and interconnection queue backlog are becoming longer. In addition, the variability in value of solar electricity generated between low value periods and high value periods have significantly increased. As a result, solar power plants and systems will increasingly incorporate battery energy storage in order to shift the feed of electricity into the grid to benefit from peak demand periods and overcome limitations in grid transmission capacity. The current electricity and capacity market design and rules may not adequately compensate for the integration of battery energy storage systems, and as such may hinder, slow down or limit the growth rate of solar adoption and implementation.

Impact of Assets Impairment

For our property, plant and equipment, solar power systems, investments in affiliates, and project assets, if their fair value is less than their carrying value or their carrying value cannot be recoverable, or if our inventories become obsolete, or for which cost exceeds net realizable value, we need to record an impairment loss. We incurred impairment loss of $22.2 million for our property, plant and equipment, investments in affiliates, and project assets in 2023, and had inventory write-down of $113.1 million in 2023.

Our business development and operation involve numerous risks and uncertainties which could lead to the assets’ impairment. These risks and uncertainties include what have been discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may not continue to be successful in developing and maintaining a cost-effective solar cell, wafer and ingot manufacturing capability.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.”

Solar and Battery Energy Storage Project Development and Sale

Revenues generated from our Recurrent Energy segment accounted for 6.5% of our net revenues in 2023. The majority of these revenues came from solar and battery energy storage asset sales. While Recurrent Energy segment’s business model was historically predominantly develop-to-sell, we have been adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

Our revenues from the Recurrent Energy segment are affected by the timing of the completion and our timing and strategy of monetization of solar power and battery energy storage projects. See “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Recurrent Energy Segment—Solar Project Development” for a description of the development pipeline of our solar power and battery energy storage projects.

Solar power and battery energy storage project development and sale involve numerous risks and uncertainties. For a detailed discussion of these risks and uncertainties, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our future success depends partly on our ability to expand the development of our solar and battery energy storage pipelines in several key markets, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.”

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

Foreign Exchange and Hedging

The majority of our sales were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Brazilian reals, Japanese yen, South African rand, Australian dollars and British pounds. The majority of our costs and expenses were denominated in Renminbi, primarily related to purchases of silicon and solar wafers, and other raw materials, including PV glass, aluminum, silver metallization paste, solar module back sheet, ethylene vinyl acetate, encapsulant, toll manufacturing fees, labor costs and local overhead expenses within the PRC. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Brazilian Reals, Euros and Thai baht. The majority of our cash and cash equivalents and restricted cash are denominated in Renminbi. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.”

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

In July 2020, we reached a strategic decision to pursue a listing of our subsidiary, CSI Solar, in China. The scope of the transfer includes all of the project development and ownership business in China. From November 2021, we completed the transfer of the China Energy assets from CSI Solar to the Recurrent Energy segment to avoid any potential competition between ourselves and our CSI Solar subsidiary, as part of the CSI Solar carve-out listing process.

We report our financial performance, including revenue, gross profit and income from operations, based on the following two reportable business segments:

●	CSI Solar, which consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery energy storage business includes its utility-scale turnkey battery energy system solutions, as well as a small but growing residential battery energy storage business. These battery energy storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.
●	Recurrent Energy, which is our clean energy project development platform with 15 years of experience delivering solar power and battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

Impact of COVID-19

Over the past three years, the COVID-19 pandemic posed significant challenges to many aspects of our business, including our operations, customers, suppliers and projects. On May 5, 2023, the World Health Organization announced that COVID-19 was no longer a public health emergency.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.” for further discussion.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

CSI Solar Segment

Revenues generated from our CSI Solar segment accounted for 89.0% and 93.5% of our net revenues in 2022 and 2023, respectively. Our revenues from our CSI Solar segment are affected primarily by average selling prices per watt and unit volumes shipped of solar power products, as well as the average selling price per watt-hour and unit volumes shipped of battery energy storage solutions products, all of which depend on product supply and demand. Our revenues from sales to customers are recorded net of sales taxes, goods and services taxes, value added taxes, and estimated returns.

Recurrent Energy Segment

Revenues generated from our Recurrent Energy segment accounted for 11.0% and 6.5% of our net revenues in 2022 and 2023, respectively. Our revenues from our Recurrent Energy segment are affected primarily by the timing of the completion and our timing and strategy of monetization of solar power and battery energy storage projects. See “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Recurrent Energy Segment—Battery energy storage Project Development” for a description of the status of our solar power and battery energy storage projects.

Revenue recognition for our Recurrent Energy segment is not necessarily linear in nature due to the timing of when all relevant revenue recognition criteria for the sale of our solar power and battery energy storage projects have been met. During 2023, our Recurrent Energy segment recognized $399.1 million of revenue from solar and battery energy storage asset sales. Our revenue recognition policies for solar and battery energy storage asset sales are described in “—Critical Accounting Estimates—Revenue.”

Cost of Revenues

CSI Solar Segment

The cost of revenues of our CSI Solar segment consists primarily of the costs of:

●	high purity and solar grade silicon materials;
●	silicon wafers;
●	other materials for the production of solar cells or modules such as metallic pastes, glass, aluminum frames, ethylene vinyl acetate (“EVA”, an encapsulant used to seal the module), junction boxes and polymer back sheets;
●	materials used in inverters and battery energy storage production, such as insulated-gate bipolar transistors (“IGBT”) module, magnetic components, sheet metal customization components, lithium iron phosphate battery cells and storage inverters;
●	production labor, including salaries and benefits for manufacturing personnel;
●	warranty costs;
●	overhead, including utilities, production equipment maintenance, and other support expenses associated with the manufacture of our solar power and battery energy storage products;
●	depreciation and amortization of manufacturing equipment and facilities, which are increasing as we expand our manufacturing capabilities;
●	solar power and battery energy storage project EPC services; and
●	antidumping, countervailing and other duty costs and true-up charges.

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

We warrant our battery energy storage products for a specific amount of time against performance or manufacturing defects. The standard warranty is typically for an initial term of 1 to 5 years from the date of installation, and is accounted for as an assurance-type warranty, which provides a guarantee of quality, limited to specific usage parameters. The customers can separately purchase extended warranties and performance guarantees for up to an additional 15 years. We have obtained warranties from our suppliers to back up a portion of our battery energy storage warranties.

We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— We may be subject to unexpected warranty and product quality expenses that could impose significant costs on us.”

We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. We currently take a 1% warranty provision against our revenue from sales of solar power products.

We have historically entered into agreements with a group of insurance companies to back up a portion of our warranties on solar module products against defects. The insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our solar module product warranty policy. We record the insurance premiums initially as prepaid expenses and amortizes them over the respective policy periods. See “—Critical Accounting Estimates—Warranties.”

Recurrent Energy Segment

The cost of revenues of our Recurrent Energy segment consists primarily of the costs of:

●	acquiring solar power and battery energy storage projects;
●	acquiring and developing solar power and battery energy storage project sites, including interconnection fees and permitting costs;
●	interest capitalized for solar power and battery energy storage projects during construction period;
●	operating and maintaining solar power systems, including depreciation of solar power systems; and
●	impairment of project assets.

For solar power and battery energy storage projects built by us, we provide a limited workmanship or balance of system warranty against defects in engineering design, installation and construction under normal use, operation and service conditions generally for a period of two years following the energizing of the solar power and battery energy storage projects. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have entered into similar workmanship warranties with our suppliers to back up our warranties. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties.

Before commissioning solar power and battery energy storage projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases for solar power projects, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price.

Gross Profit/Gross Margin

Our gross profit is affected by a number of factors, including but not limited to the success of and contribution from both of our operating segments, the average selling price of our solar power and battery energy storage products, our product mix, cost structure on firm purchase commitments under long-term supply agreements, our ability to cost-effectively manage our vertical integration of manufacturing capacity and supply chain, inventory write-down, tariffs, taxes and AD/CVD, the timing of completion of construction of our solar power and battery energy storage projects, the timing and pricing of project sales, wholesale electricity price, and impairment of project assets.

Operating Expenses

Our operating expenses include selling and distribution expenses, general and administrative expenses, research development expenses and other operating income, net. Our operating expenses increased in 2022 and decreased in 2023. We expect our operating expenses to increase as our net revenues grow in the future.

Selling and Distribution Expenses

Selling and distribution expenses consist primarily of transportation and customs expenses for delivery of our products, salaries and benefits, sales commissions for our sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. Our selling and distribution expenses increased in 2022 and decreased in 2023. We expect that as we increase our sales volumes in the future, our selling and distribution expenses will increase as we incur more transportation and customs costs, hire additional sales personnel, target more markets, launch more products, and initiate additional marketing programs to reach our goal of continuing to be a leading global brand.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, insurance fees and impairment of long-lived assets. Our general and administrative expenses increased in 2022 and 2023.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products. Refer to “C. Research and Development” for further details of our research and development activities. In 2022 and 2023, our research and development expenses accounted for 0.9% and 1.3%, respectively, of our total net revenues. We expect that our research and development expenses will increase as we devote more efforts to research and development in the future.

Other Operating Income, Net

Other operating income, net, primarily consists of government grants received, gains or losses on disposal of solar power systems and property, plant and equipment, and weather-related project damages.

Interest Expense

Interest expense consists primarily of interest incurred with respect to our short and long-term borrowings from banks and other lenders, our green bonds, and our convertible senior notes.

Loss on Change in Fair Value of Derivatives

We have entered into foreign currency derivatives to hedge part of the risks of our expected cash flows, mainly in Renminbi, Euros, Canadian dollars, Japanese yen and South African rand, commodity hedge to manage part of risks of rising raw material costs, and interest rate swap to hedge the part of risks of floating interest rate. In 2022, we had a loss on the change in fair value of derivatives of $44.5 million, which included a $40.5 million unfavorable change in fair value of foreign currency derivatives, net, and a $4.0 million loss in change in fair value of commodity hedge. In 2023, we had a loss on the change in fair value of derivatives of $27.5 million, related to unfavorable change in fair value of foreign currency derivatives, net.

Income Tax Benefit (Expense)

We recognize deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

We are governed by the OBCA and are registered to carry on business in Ontario, with a permanent establishment in Ontario. This subjects us to Canadian federal and Ontario provincial corporate income taxes. Our combined tax rate was 26.5% for each of the years ended 2022 and 2023.

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles with a uniform enterprise income tax rate of 25%. In 2023, certain of our PRC subsidiaries, namely Suzhou Sanysolar Materials Technology Co., Ltd, Changshu Tegu New Material Technology Co., Ltd, CSI New Energy Development (Suzhou) Co., Ltd, CSI Solar Technologies (JiaXing) Co., Ltd and Canadian Solar Photovoltaic Technology (Luoyang) Co., Ltd. are HNTEs and enjoyed preferential enterprise income tax rates.

Under the EIT Law and implementing regulations issued by the State Council, the PRC withholding tax rate of 10% is generally applicable to interest and dividends payable to investors that are not “resident enterprises” in the PRC, to the extent such interest or dividends have their sources within the PRC. As of December 31, 2023, we provided $5.4 million of withholding income tax for undistributed earnings of foreign subsidiaries in 2023 on the basis of expected future distribution plan.

Share-based Compensation Expenses

Under our 2006 share incentive plan, as of December 31, 2023, we had outstanding:

●	26,291 stock options;

●	116,500 restricted shares; and

●	1,660,182 restricted share units.

Our subsidiary, CSI Solar, adopted an employee incentive plan in 2020 and utilized an LLP as a vehicle to hold CSI Solar shares that were used under the plan. Eligible CSI Solar directors, employees and board members collectively subscribed to equity interest in the partnership for an aggregate of RMB248 million ($36.3 million on the date of transaction), for which the vesting conditions include the completion of the IPO and service period.

For a description of the stock options, restricted share units and restricted shares granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We recognize share-based compensation to employees as expenses in our statement of operations based on the fair value of the equity awards on the date of the grant. The compensation expense is recognized over the period in which the recipient is required to provide services in exchange for time-based equity awards, and is recognized at the occurrence of certain contingent events for performance-based equity awards.

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

For the year ended December 31, 2023, we recorded share-based compensation expenses of $55.3 million, primarily from the vesting of RSUs upon completion of the CSI Solar IPO and the CSI Solar employee incentive plan, compared to $9.4 million for the year ended December 31, 2022. We have allocated these share-based compensation expenses to our cost of revenues, selling and distribution expenses, general and administrative expenses and research and development expenses, depending on the job functions of the individuals to whom we granted the restricted share units or who participated in the CSI Solar employee incentive plan.

The following table sets forth, for the periods indicated, the allocation of our share-based compensation expenses both in absolute amounts and as a percentage of total share-based compensation expenses.

	Years Ended December 31,
	2022		2023

	(In thousands of $, except for percentages)
Share‑based compensation expenses included in:
Cost of revenues	1,046	11.1%	1,021	1.8%
Selling and distribution expenses	2,285	24.4%	1,011	1.8%
General and administrative expenses	5,429	58.0%	52,985	95.8%
Research and development expenses	610	6.5%	318	0.6%
Total share‑based compensation expenses	9,370	100.0%	55,335	100.0%

We expect our share-based compensation to trend lower yearly for the year ending December 31, 2024, consequent to the vesting of restricted share units and CSI Solar employee incentive plan upon the IPO of CSI Solar in 2023. However, we expect incurring additional share-based compensation expenses in the future as we expand our operations and once CSI Solar adopts its own equity incentive plan.

Recently Issued Accounting Pronouncements

See note 2(am) Recently issued accounting pronouncements in the notes to our consolidated financial statements, included herein.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2022		2023

	(in thousands of $, except percentages)
Net revenues	7,468,610	100.0%	7,613,626	100.0%
CSI Solar segment	6,975,612	93.4%	7,230,550	95.0%
Recurrent Energy segment	821,525	11.0%	497,653	6.5%
Elimination	(328,527)	(4.4)%	(114,577)	(1.5)%
Cost of revenues	6,205,474	83.1%	6,333,643	83.2%
CSI Solar segment	5,824,855	78.0%	6,121,332	80.4%
Recurrent Energy segment	660,161	8.8%	292,926	3.8%
Elimination	(279,542)	(3.7)%	(80,615)	(1.1)%
Gross profit	1,263,136	16.9%	1,279,983	16.8%
CSI Solar segment	1,150,757	15.4%	1,109,218	14.6%
Recurrent Energy segment	161,364	2.2%	204,727	2.7%
Elimination	(48,985)	(0.7)%	(33,962)	(0.4)%
Operating expenses:
Selling and distribution expenses	558,926	7.5%	369,670	4.9%
General and administrative expenses	342,129	4.6%	440,488	5.8%
Research and development expenses	69,822	0.9%	100,844	1.3%
Other operating income, net	(63,802)	(0.9)%	(84,339)	(1.1)%
Total operating expenses	907,075	12.1%	826,663	10.9%
Income from operations	356,061	4.8%	453,320	6.0%
Other income (expenses)
Interest expense	(74,266)	(1.0)%	(114,099)	(1.5)%
Interest income	40,615	0.5%	51,621	0.7%
Loss on change in fair value of derivatives, net	(44,489)	(0.6)%	(27,504)	(0.4)%
Foreign exchange gain, net	77,689	1.0%	30,555	0.4%
Investment income, net	858	0.0%	14,632	0.2%
Total other income (expense)	407	0.0%	(44,795)	(0.6)%
Income before income taxes and equity in earnings of affiliates	356,468	4.8%	408,525	5.4%
Income tax expense	(73,353)	(1.0)%	(59,501)	(0.8)%
Equity in earnings of affiliates	15,440	0.2%	14,610	0.2%
Net income	298,555	4.0%	363,634	4.8%
Less: Net income attributable to non‑controlling interests	58,587	0.8%	89,447	1.2%
Net income attributable to Canadian Solar Inc.	239,968	3.2%	274,187	3.6%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues.Our total net revenues increased $145.0 million, or 1.9%, from $7,468.6 million in 2022 to $7,613.6 million in 2023. The increase was due to higher solar module shipments recognized in revenue from 21.1 GW to 30.7 GW, an increased contribution from electricity revenue from operating portfolio, and EPC and other revenues, partially offset by a decrease in sales of solar and battery energy storage assets and lower revenue from battery energy storage solutions as we transitioned to our own proprietary products. Revenue contribution from Americas region decreased 6.4% from $2,793.6 million in 2022 to $2,616.1 million in 2023 mainly due to lower sales to the U.S., Asia region increased 14.1% from $2,739.8 million in 2022 to $3,125.5 million in 2023 with expansion in Japan and China, and Europe and others region decreased 3.3% from $1,935.2 million in 2022 to $1,872.0 million in 2023 mainly due to lower sales to Australia.

●	CSI Solar Segment. Revenues increased by 3.7% from $6,975.6 million in 2022 to $7,230.6 million in 2023. Solar modules revenues were $5,744.8 million in 2022 and $6,001.1 million in 2023, representing a 4.5% increase. This increase was comprised of a 12.1% favorable effect from the increase in shipment volume, offset by a 7.6% unfavorable effect from the decline in the average selling price of our solar modules. Our solar system kits revenues increased by 26.2%, from $538.2 million in 2022 to $679.4 million in 2023.

Our battery energy storage solutions revenues decreased 52.6% from $524.5 million in 2022 to $248.6 million in 2023.

Within our solar module shipments, which increased by 45.6% to 30.7 GW, 0.3 GW and 0.7 GW represented sales to Recurrent Energy segment in 2023 and 2022, respectively. Shipments to the Americas region increased by 2.6 GW to 8.6 GW for 2023, up from 6.0 GW in 2022. Shipments to Asia region increased by 4.4 GW to 14.1 GW for 2023, compared to 9.7 GW in 2022. Shipments to Europe and other regions increased by 2.6 GW to 8.0 GW for 2023, from 5.4 GW in 2022.

The average selling price of our solar modules decreased from $0.30 per watt in 2022 to $0.23 per watt in 2023. This decline reflected the pricing environment for modules in response to lower raw material costs.

●	Recurrent Energy Segment. Revenues decreased by $323.8 million, or 39.4%, from $821.5 million in 2022 to $497.7 million in 2023. The decrease in sales of solar and battery energy storage project revenues was due to the adjustment of our strategy from develop-to-sell to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income.

Cost of Revenues. Our total cost of revenues increased $128.1 million, or 2.1%, from $6,205.5 million in 2022 to $6,333.6 million in 2023. The increase was primarily due to higher solar module shipments and inventory write-down, partially offset by lower raw material and supply chain costs in our manufacturing operations. Total cost of revenues as a percentage of total net revenues increased from 83.1% in 2022 to 83.2% in 2023.

●	CSI Solar Segment. Cost of revenues increased by $296.4 million, or 5.1%, from $5,824.9 million in 2022 to $6,121.3 million in 2023 as shipment volume increased. During 2023, cost of polysilicon and lithium continued to decline. Our manufacturing cost efficiency further improved as our manufacturing integration accelerated. Our monthly average module manufacturing cost in China, including purchased polysilicon and wafers, decreased to $0.169 per watt in 2023 from $0.236 per watt in 2022. We recorded $113.1 million of inventory write-down in 2023 to reflect lowered net realizable value of our inventories, which was recorded as cost of revenues.

Our inventories are held in our manufacturing facilities to cater to production forecast, and in transit to third-party logistical centers to facilitate shipment of solar modules and battery energy storage products to the ultimate sales destination. The inventory balances held by us represent the volumes we believe are necessary and sufficient to execute our growth strategies. We have funded our working capital increase in inventories by $406.3 million in 2022, primarily through cash flows generated from operations, but also with short-term borrowings, as needed. Working capital for inventories decreased by $182.8 million in 2023.

We continue to track supply chain constraints and cost trends, and depending on our expectation of the supply-demand imbalance from time to time, we may take steps to mitigate the potential impacts by building buffers in our materials inventory as described above, and we will ensure that our suppliers have adequate access to materials level aligned to our forecasts. Additionally, we may enter into long-term supply agreements with silicon, wafer and lithium cell suppliers in order to secure a stable supply of materials to meet our production requirements.

We have not experienced significant shortage in our supply chain. However, any supply chain disruption for materials and essential components of our solar modules and battery energy storage products could significantly delay the shipment of our solar modules and battery energy storage products and have a material adverse effect on our revenues, profitability and financial condition. For further discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Supply chain issues, including shortages of adequate raw materials, component and equipment supply, cancellation or delay of purchase orders, inflationary pressures and cost escalation could adversely affect our business, results of operations and relationship with customers, particularly given our dependence on a limited number of key suppliers.”

●	Recurrent Energy Segment. Cost of revenues decreased by $367.3 million, or 55.6%, from $660.2 million in 2022 to $292.9 million in 2023. The decrease corresponded to the $362.6 million decrease in sales of solar and battery storage asset sales.

Gross Profit.  Our total gross profit increased by $16.9 million, from $1,263.1 million in 2022 to $1,280.0 million in 2023, representing a gross margin decrease from 16.9% in 2022 to 16.8% in 2023.

●	CSI Solar Segment. Gross profit decreased by $41.6 million, from $1,150.8 million in 2022 to $1,109.2 million in 2023, representing a gross margin decrease from 16.5% in 2022 to 15.3% in 2023. The decrease in gross profit and gross margin were due to a decrease in solar module ASP and inventory write-down, partially offset by lowered manufacturing costs.
●	Recurrent Energy Segment. Gross profit increased by $43.4 million, from $161.4 million in 2022 to $204.7 million in 2023, Gross margin increased from 19.6% in 2022 to 41.1% in 2023 due to a higher proportion of high-margin project sales in Japan and lowered contribution of project sales in other regions.

Operating Expenses.  Our operating expenses decreased by $80.4 million, or 8.9%, from $907.1 million in 2022 to $826.7 million in 2023, driven by a decrease in our selling and distribution expenses. Operating expenses as a percentage of our total net revenues decreased to 10.9% in 2023 from 12.1% in 2022 as we benefited from lower shipping and handling expenses and a larger operating scale.

Selling and Distribution Expenses.  The decrease of $189.3 million, or 33.9%, was primarily due to a decrease of $215.9 million in shipping and handling expenses, contributed by lower transportation costs, partially offset by an increase of $23.6 million in payroll expenses and an increase of $5.7 million in marketing expenses. Selling and distribution expenses as a percentage of our net total revenues decreased from 7.5% in 2022 to 4.9% in 2023.

General and Administrative Expenses.  The increase of $98.4 million, or 28.7%, was primarily due to an increase of $55.7 million in personnel cost, an increase of $47.8 million in share-based compensation expenses, primarily from the vesting of RSUs upon completion of the CSI Solar IPO and the CSI Solar employee incentive plan, an increase of $43.0 million for a legal matter, partially offset by a decrease of $54.4 million in property, plant and equipment impairment charges. General and administrative expenses as a percentage of our total net revenues increased from 4.6% in 2022 to 5.8% in 2023.

Research and Development Expenses.  The increase of $31.0 million, or 44.4%, was due to increased research and development activities during 2023. Research and development expenses as a percentage of our total net revenues were 0.9% in 2022 and 1.3% in 2023, respectively. Refer to “C. Research and Development” for further details of our research and development activities.

Other Operating Income, Net.  Our other operating income, net, increased by $20.5 million, or 32.2%, from $63.8 million in 2022 to $84.3 million in 2023. The increase was mainly due to an increase of $19.7 million in government grants.

Interest Expense, Net.  Our interest expense, net, increased $28.8 million, or 85.7%, in 2023. Interest expense increased by $39.8 million, or 53.6%, in 2023 as we increased our borrowings and experienced higher interest rates, particularly in U.S. dollar and Brazilian reals denominated debts. Our debt balance, including our green bonds and convertible notes, increased to $3,460.2 million as of December 31, 2023 compared to $2,514.8 million as of December 31, 2022. Interest income increased by $11.0 million, or 27.1%, from $40.6 million in 2022 to $51.6 million in 2023. Our interest income increased as a result of the increase in our cash and cash equivalent and restricted cash balance to $2,946.4 million as of December 31, 2023, from $1,969.5 million as of December 31, 2022, partially offset by the absence of a $19.6 million interest benefit generated by the anti-dumping and countervailing duty deposit refunds in 2022.

Loss on Change in Fair Value of Derivatives, Net.  We recorded a loss of $44.5 million and $27.5 million on change in fair value of derivatives in 2022 and 2023, respectively. The loss recorded in 2023 was due to a $27.5 million unfavorable change in fair value of foreign currency derivatives, net, , primarily from the weaker Renminbi and Japanese yen environment. The loss recorded in 2022 was due to a $40.5 million unfavorable change in fair value of foreign currency derivatives, net led by a stronger U.S. dollar environment, and a loss of $4.0 million on change in fair value of aluminum and silver commodity hedge.

Foreign Exchange Gain, net.  We recorded a foreign exchange gain of $77.7 million and $30.6 million in 2022 and 2023, respectively. The gains were primarily due to the effect of a weaker Renminbi, for which we incurred a significant portion of our manufacturing costs, and a weaker Japanese yen in 2023, and a stronger U.S. dollar in 2022.

Investment Income, net. We recorded higher investment income of $14.6 million in 2023 compared to $0.9 million in 2022. The increase was primarily due to fair value increase of our investments in China.

Income Tax Expense.  We recognized an income tax expense of $59.5 million in 2023, compared to an income tax expense of $73.3 million in 2022. Our effective tax rate decreased in 2023 compared to 2022 as we generated a higher proportion of our income in lower tax jurisdictions across Asia.

Equity in Earnings of Affiliates.  Our share of the earnings of affiliates was a net gain of $15.4 million and $14.6 million in 2022 and 2023, respectively.

Net Income Attributable to Non-Controlling Interests.  The net income attributable to non-controlling interests is the share of net income attributable to the interests of non-controlling shareholders in CSI Solar and certain of our project companies in Japan and Mexico. We recorded a higher net income attributable to non-controlling interests of $89.4 million in 2023 compared to $58.6 million in 2022, as we reduced our share of ownership of CSI Solar by holding 62.24% of CSI Solar’s shares after its STAR Listing in 2023.

B	Liquidity and Capital Resources

As of December 31, 2023, we had $1,938.7 million in cash and cash equivalents and $1,007.7 million in restricted cash. We intend to fund our existing and future material cash requirements with our cash and cash equivalents, anticipated cash flow from operations and credit facilities. We believe that our current cash and cash equivalents, anticipated cash flow from operations and existing credit facilities will be sufficient to meet our anticipated cash needs for at least the next 12 months, including our cash needs for working capital, ongoing capital expenditures, investment requirements, share and convertible notes repurchases, as well as debt repayments. Our long-term capital expenditures funding requirement may contemplate significant manufacturing expansion plans and investments to accelerate and to expand our product technology. We expect to benefit from government grants, investment and tax incentives, and customer advances to increase the pace and scale of our growth plan. We may also from time to time seek to refinance our outstanding debt or retire or purchase our outstanding debt through cash purchases and exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities, or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions, or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be significant.

In 2021, we conducted an “at-the-market” offering program of common shares on Nasdaq, through which we sold 3,639,918 of our common shares and raised US$150.0 million in gross proceeds before deducting commissions and offering expense.

In July 2020, we announced our plan to carve-out and publicly list our subsidiary, CSI Solar in China. To qualify CSI Solar for the planned carve-out IPO and to bring in leading institutional investors and strategic partners (“third-party investors”), we completed a capital raise in 2020 by transferring a portion of CSI Solar shares to third-party investors for an aggregate consideration of RMB1.50 billion (approximately $219.0 million on the date of transaction) and selected employees also purchased existing CSI Solar shares from us for an aggregated consideration of RMB31.0 million (approximately $4.5 million on the date of transaction), following which, the third-party investors and employees, in aggregate, owned 20.4% of CSI Solar as of December 31, 2022. Our wholly-owned global project development business, Recurrent Energy segment, is not a part of the IPO transaction.

In addition, CSI Solar approved an employee incentive plan and utilized a limited liability partnership (“LLP”) as a vehicle to hold CSI Solar shares that were used under the employee incentive plan. Eligible CSI Solar directors, employees and board members collectively subscribed to equity interest in the LLP for an aggregate of RMB248 million ($36.3 million on the date of the transaction), for which the vesting conditions include the completion of the IPO and service period.

On June 9, 2023, CSI Solar Co., Ltd. completed its IPO and its shares began trading on the Science and Technology Innovation Board (the “STAR Market”) of the Shanghai Stock Exchange (the “SSE”). In the STAR IPO, CSI Solar raised proceeds of $927.9 million, net of transaction costs. Upon completion of the IPO and as of December 31, 2023, we owned 62.24% of the outstanding CSI Solar shares.

Our future cash flows and working capital needs will depend on many factors.

We intend to expand and upgrade our production capacity to meet expected growth in demand for our solar modules and battery energy storage products, and remain competitive in production technology. We target to expand solar module, cell, wafer and ingot total annual production capacities to be 61.0 GW, 55.7 GW, 50.0 GW and 50.4 GW, respectively, by December 31, 2024, and we target to expand our battery energy storage annual manufacturing capacity to 20.0 GWh by December 31, 2024. As we invest in these expansions and accelerate our high efficiency wafer and cell technology roadmap, we expect our near-term capital expenditures to be intensive compared to historical levels. The prepayment for future supply of raw materials and other components will continue to increase cash outflows in the near term. We made $318.8 million and $326.0 million of prepayments to certain suppliers as of December 31, 2022 and 2023, respectively, which might increase in amount if we encounter supply chain constraints or surges in price of raw material and transportation. To alleviate our working capital needs, we require some customers to make partial prepayments. With our growth, customer prepayments have increased from $334.9 million to $445.0 million as of December 31, 2022 and 2023, respectively.

Our Recurrent Energy business requires significant investment in solar power and battery energy storage systems and project assets, and investment in affiliates related to such assets. Furthermore, our focus on growing our base of recurring income, such as power sales, O&M, and asset management income, and our development pipeline of solar power and battery energy storage projects is expected to require additional investments and working capital, until the projects reach commercial operations. The development cycles of our solar power and battery energy storage project development can vary substantially and take many years. As a result, we may need to make significant upfront investments of resources before the collection of any proceeds from the operation or sale of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurrence of construction, equipment, permitting, legal and other expenses. Recurrent Energy business may, however, need additional cash resources due to changed business conditions and other developments including unanticipated delays in regulatory approval, construction, grid energization and supply chain challenges. If our existing bank facilities to finance the acquisition, development and construction of these solar power and battery energy storage systems and project assets are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing, or decrease our level of investments. We also rely on our partners’ capital if the projects are not wholly owned by us. Delays in completing the sale of any project assets could also impact our liquidity.

In January 2024, Recurrent Energy B.V., our subsidiary, entered into a purchase and sale agreement with GRP IV UK Holdco Limited (a Climate Infrastructure business fund by BlackRock, Inc., or “BlackRock”) to issue Series A convertible redeemable preferred shares of Recurrent Energy B.V. Under the purchase and sale agreement, BlackRock will invest $500 million in two tranches, representing 20% of its voting rights on an as-converted basis, subject to regulatory approvals and certain terms and conditions.

Cash Flows and Working Capital

As of February 29, 2024, we had contractual credit facilities of approximately $5,366.3 million, of which approximately $2,334.3 million has been drawn under borrowings and $448.4 million has been drawn under arrangements with banks including bank guarantees, letters of credit and short-term notes payable, and approximately $2,583.6 million was available for draw down upon demand.

As of February 29, 2024, we also had uncommitted credit facilities of approximately $2,755.2 million, of which approximately $1,013.4 million has been drawn under borrowings and $342.3 million has been drawn under arrangements with banks including bank guarantees, letters of credit and short-term notes payable.

As of February 29, 2024, we had approximately short-term borrowings of $1,702.8 million, non-recourse borrowings – current of $243.7 million, long-term borrowings of $1,176.0 million, and long-term non-recourse borrowings of $225.2 million. We enter into non-recourse financing that is designed to limit cross-default risk to us. Non-recourse debt under our Recurrent Energy business was approximately $468.9 million as of February 29, 2024.

The long-term borrowings will mature during the period from the first quarter of 2025 to the third quarter of 2047. The long-term borrowings on project assets – current, have maturity dates ranging from the third quarter of 2025 to the first quarter of 2039, which are reclassified as current liabilities because these borrowings are associated with certain solar power and battery energy storage projects that are expected to be sold by February 2025. Our long-term borrowings bear a weighted average interest rate of 6.4% as of February 29, 2024.

The short-term borrowings will mature during the period from the first quarter of 2024 to the first quarter of 2025. Our short-term borrowings bear a weighted average interest rate of 3.9% as of February 29, 2024. The credit facilities contain no specific extension terms but, historically, we have been able to obtain new short-term borrowings with similar terms before they mature.

In 2016, we obtained a syndicated three-year loan facility of JPY9.6 billion ($85.2 million) with Sumitomo Mitsui Banking Corporation (“SMBC”), acting as the lead arranger and 13 other participating financial institutions. The loan proceeds may be used to develop its solar project development pipeline in Japan and for general corporate working capital purposes. In 2020, the facility agreement was renewed with 11 participating financial institutions led by SMBC at a term of two years and a facility amount of JPY9.1 billion ($88.2 million). In 2021, we further expanded the facility to JPY10.0 billion ($89.9 million) for a term of three years, with a September 2024 maturity. In 2022, we amended the facility agreement to tranche 1 loan facility of JPY7.5 billion ($57.2 million) guaranteed by us and tranche 2 loan facility of JPY2.5 billion ($19.1 million) secured by a pledge of equity interest in CSIF. In 2023, we amended the tranche 1 loan facility to JPY6.3 billion ($44.3 million), with maturity unchanged at September 2024. In January 2024, we amended the tranche 2 loan facility to JPY3.0 billion ($20.4 million), with maturity unchanged at September 2024. As of February 29, 2024, both tranche 1 and tranche 2 loan facility was fully drawn.

In 2020, we executed a $75.0 million development loan with Nomura Securities International, Inc (“Nomura”). In November 2021, the syndicated facility was renewed with Nomura at an expanded amount of $125.0 million and was set to mature in December 2023. In November 2023, the maturity of syndicated facility was extended for another two years to November 2025. The outstanding credit facility is secured by certain project assets in the U.S., and is guaranteed by us. As of February 29, 2024, the loan was fully drawn.

In 2020, we completed an offering of $230.0 million in aggregate principal amount of 2.50% convertible senior notes, or the Notes. We received net proceeds of approximately $223.0 million from the offering, after deducting discounts, commissions and offering expenses. The Notes will mature on October 1, 2025.

In 2021, we obtained a JPY24.5 billion ($230.8 million) project finance loan facility with Nomura Capital Investment Co., Ltd. acting as lead arranger and other participating financial institutions to construct our 100 MWp Azuma Kofuji project in Japan. The loan, secured by the project, was assumed by a buyer in connection with the sale of the project in May 2023.

In 2021, Sunmex Renovables, S.A. De C.V., our 51% owned subsidiary, obtained a $60.0 million project finance loan facility with Sumitomo Mitsui Banking Corporation (“SMBC”). The facility has been partially drawn for the construction of the El Mayo project in Mexico. As of February 28, 2024, $25.6 million was drawn. We have provided a guarantee on the outstanding balance through a letter of credit. The non-controlling interests of the subsidiary maintained its pro rata contribution through shareholder loans of $48.5 million as of February 29, 2024.

In 2021, we secured a €50.0 million ($61.1 million) credit facility with Banco Santander, S.A. (“Santander”). The facility comprises of a term loan of €25.0 million and a revolving credit facility of €25.0 million and is guaranteed by us. In 2022, we obtained additional term loan facility of €45.0 million ($48.3 million). The facility will mature in May 2024. As of February 29, 2024, the two term loan facilities and the revolving credit facility were fully drawn.

In 2021, we obtained a BRL500.0 million ($95.9 million) financing facility with BTG Pactual and Itaú BBA to support the equity contribution for the development and construction of solar power projects in Brazil. The facility is guaranteed by us and was set to mature in December 2023. In 2023, the maturity of the facility was extended to December 2024. In 2023, we received BRL490.9 million ($101.2 million) of non-recourse project financing for the 300MWp Ciranda project portfolio, consisting of BRL285.0 million ($60.3 million) non-recourse project bonds issued in a private placement with investment funds managed by Vinci Partners for Ciranda Phase I, and a BRL205.9 milllion ($40.9 million) non-recourse project finance facility with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) for Ciranda Phase II. Both the project bonds and project finance facility are secured by the project assets, with maturities set for 2041 and 2047, respectively. As of February 29, 2024, the outstanding balance on the development and construction facility was $45.4 million, the outstanding balance on the project bonds was $60.2 million, and the outstanding balance on the project finance facility was $40.1 million.

In 2021, we registered a €100.0 million ($113.4 million) medium term note program on Spain’s alternative fixed-income market (“MARF”). Any payment under the notes will be guaranteed by us. In December 2021, we completed a €30.0 million ($34.1 million) fixed rate notes issuance with maturity in December 2026. In February 2023, we renewed this €100.0 million medium term note program. As of February 29, 2024, the carrying value net of unamortized issuance costs of the fixed rate notes was $32.3 million, and was included as a component of green bonds and convertible notes on the consolidated balance sheet.

In March 2023, we secured a $100.0 million credit facility with Nomura. The facility will mature in March 2025 and is guaranteed by us. As of February 29, 2024, the loan was fully drawn.

In June 2023, we secured two credit facilities, comprising a €30.0 million ($32.7 million) and $20.0 million term loan facility, and a $110.5 million revolving credit facility with Santander Corporate & Investment Banking (“Santander CIB”). The two facilities will mature in June 2026 and are guaranteed by us. As of February 29, 2024, the term loans and the revolving credit facility were fully drawn.

In October 2023, we issued JPY18.5 billion ($122.0 million) green bonds to finance development and construction costs of Recurrent projects globally. The bonds will mature in September 2026 and is guaranteed by us. As of February 29, 2024, the carrying value net of unamortized issuance costs of the green bonds was $121.1 million, and was included as a component of green bonds and convertible notes on the consolidated balance sheet.

In 2023, Canadian Solar Sunenergy (Jiaxing) Co. Ltd. entered into credit facilities in the aggregate of RMB2,282.8 million ($320.0 million) with various banks, and these credit facilities will mature through April 2030 by installments. Credit facilities of RMB1,869.6 million ($262.0 million) are unsecured and are guaranteed by CSI Solar, and the remaining RMB413.2 million ($57.9 million) are secured by certain land use rights, property, plant and equipment and equity interest of Canadian Solar Sunenergy (Jiaxing) Co. Ltd., and are guaranteed by CSI Solar. As of February 29, 2024, $177.7 million was drawn.

In 2023, CSI Cells (Suqian) Co., Ltd. entered into credit facilities in the aggregate of RMB2,590.0 million ($375.2 million) with various banks, and these credit facilities will mature through September 2026 by installments. Credit facilities of RMB90.0 million ($13.1 million) are unsecured and are guaranteed by CSI Solar, and the remaining RMB2,500.0 million ($362.1 million) are secured by certain property, plant and equipment and equity interest of CSI Cells (Suqian) Co., Ltd, and are guaranteed by CSI Solar. As of February 29, 2024, $142.2 million was drawn.

In 2023, CSI Cells (Yangzhou) Co., Ltd. entered into credit facilities in the aggregate of RMB1,900.0 million ($263.1 million) with various banks, and these credit facilities will mature through August 2028 by installments. The credit facilities are secured by certain property, plant and equipment and equity interest of CSI Cells (Yangzhou) Co., Ltd., and are guaranteed by CSI Solar. As of February 29, 2024, $108.8 million was drawn.

In 2023, CSI Solar Technology (Xining) Co., Ltd. entered into credit facilities in the aggregate of RMB2,038.9 million ($293.3 million) with various banks, and these credit facilities will mature through May 2028 by installments. Credit facilities of RMB180.0 million ($25.8 million) are unsecured and are guaranteed by CSI Solar. The remaining RMB1,858.9 million ($267.5 million) are secured by certain property, plant and equipment and equity interest of CSI Solar Technology (Xining) Co., Ltd, and are guaranteed by CSI Solar. As of February 29, 2024, $114.1 million was drawn.

In 2021, we entered into a letter of credit facility of $50.0 million with Itaú BBA to support the projects awarded and participating in PPA auctions in LATAM, to issue new guarantees for projects in LATAM and support for funding projects in Mexico. As of February 29, 2024, $35.2 million was utilized.

In 2022, we entered into a letter of credit facility of $50.0 million with Credit Agricole to support our global project development. As of February 29, 2024, $29.0 million was utilized.

In 2022, we entered into a letter of credit facility of up to $100.0 million with syndicated financial institutions led by Nomura Corporate Funding Americas, LLC and with issuing bank Coöperatieve Rabobank U.A., New York Branch to support our North American project development. As of February 29, 2024, $70.9 million was utilized.

In April 2023, we entered into a letter of credit facility of EUR150.0 million ($165.3 million) with Nordic Guarantee Insurance Ltd to support our project development in EMEA region. As of February 29, 2024, $8.4 million was utilized.

In June 2023, we entered into a letter of credit facility of $42.0 million with Norddeutsche Landesbank to support a project development in the U.S. As of February 29, 2024, the facility was fully utilized.

In February 2024, we secured a multicurrency green loan facility of €95.0 million ($102.6 million) with a group of international banks led by Investec Bank Plc to support Recurrent Energy. The green loan facility comprises a €40 million term loan and a €55 million revolving credit line, which will mature in February 2027 and is guaranteed by us. As of February 29, 2024, $10.8 million of the term loan was drawn and the revolving credit facility was fully drawn.

Most of our long-term borrowings and credit facilities contain covenants, primarily interest and debt coverage ratios, loan to equity value of designated project ratios, debt to asset ratios, and minimum equity requirements. We are, and expect to remain, in compliance with these covenants.

We often offer credit terms to our customers ranging from 30 days up to 90 days with advance payments ranging from 5% to 20% of the sale prices. These advances from customers amounted to $334.9 million and $445.0 million as of December 31, 2022 and 2023, respectively. We have increased and may continue to increase our credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance primarily by Sinosure and PICC, or other risk mitigation channels such as local credit insurance or factoring.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2022	2023

	(in thousands of $)
Net cash provided by operating activities	916,631	684,615
Net cash used in investing activities	(630,488)	(1,671,416)
Net cash provided by financing activities	428,639	2,052,828
Net increase in cash, cash equivalents and restricted cash	535,221	976,929
Cash, cash equivalents and restricted cash at the beginning of the year	1,434,282	1,969,503
Cash, cash equivalents and restricted cash at the end of the year	1,969,503	2,946,432

Operating Activities

Net cash provided by operating activities is net income adjusted for certain non-cash items and changes in assets and liabilities. In 2023, the cash provided by operating activities decreased by $232.0 million compared to 2022, primarily due to a decrease in short-term notes payable and increased working capital deployed to project assets, partially offset by favorable non-cash adjustments and higher net income.

Investing Activities

Net cash used in investing activities consists primarily of capital expenditures and investments in affiliates. Our capital expenditure was $1,116.5 million in 2023 compared to $627.1 million in 2022, as we increased the level of vertical integration of our solar manufacturing capacity and increased the battery energy storage manufacturing capacity of our SolBank product. Our purchase of solar power systems was $409.0 million in 2023, as we adjusted Recurrent Energy’s business strategy to create greater asset value and retain greater ownership of projects in select markets.

Financing Activities

Net cash provided by financing activities was $2,052.8 million in 2023 compared to $428.6 million in 2022, primarily resulting from cash received from CSI Solar’s IPO in the amount of $927.9 million, net of issuance cost.

In 2023, we increased our financing cash flows from short-term and long-term borrowings and green bonds by an aggregate of $1,100.6 million, representing a substantial increase compared to $462.3 million of increase in financing cash flows from short-term and long-term borrowings in 2022. Our total borrowings, green bonds and convertible notes increased by $945.4 million from $2,514.8 million in 2022 to $3,460.2 million in 2023. The increase was partially offset by the debt deconsolidation associated with our solar power and battery energy storage asset sales throughout 2023.

For disclosures related to interest rates, refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent period primarily include our long-term and short-term borrowings obligations, purchase obligations, green bonds and convertible notes obligations, operating and finance lease obligations, financing liability obligations, and interest obligations related to our borrowings, green bonds and convertible notes and financing liability.

Our purchase obligations arise in the normal course of business, consisting of binding purchase orders for inventories and capital expenditures. As of December 31, 2023, our commitments for the purchase of inventories, primarily silicon raw materials, were $2.8 billion, of which $1.3 billion is expected to be paid in 2024. Our capital expenditures were primarily to maintain and increase our ingot, wafer, cell and module manufacturing capacity. We made capital expenditures of $627.1 million and $1,116.5 million in 2022 and 2023, respectively. As of December 31, 2023, our commitments for the purchase of property, plant and equipment were $658.5 million, of which $622.7 million is expected to be paid in 2024. As of December 31, 2023, our commitments for the purchase of services for solar power system were $32.5 million, of which $29.7 million is expected to be paid in 2024.

As of December 31, 2023, we had $1,266.0 million of long-term borrowings and $1,805.2 million of short-term borrowings outstanding. Principal payments required on long-term borrowings outstanding as of December 31, 2023 are $551.0 million in 2025, $355.3 million in 2026, $84.7 million in 2027, $49.3 million in 2028, and $225.7 million in 2029 and thereafter. Long-term borrowing may have fixed or variable interest rates. For long-term debt with variable-rate interest, we estimate the future interest payments based on projected market interest rates for various floating-rate benchmarks received from third parties. Interest payments expected to be paid on long-term borrowing outstanding at December 31, 2023 are $72.7 million in 2024, $55.9 million in 2025, $28.1 million in 2026, $14.9 million in 2027, $12.2 million in 2028, and $127.2 million in 2029 and thereafter. Interest payments expected to be paid on short-term debt outstanding at December 31, 2023 are $68.3 million. The changes in interest rate environment may materially affect our estimate of interest payments in the future.

As of December 31, 2023, we had convertible notes with principal amount of $230.0 million outstanding, bearing an annual interest rate of 2.5%, which will mature on October 1, 2025. Assuming no conversion, regular interest obligations on convertible notes as of December 31, 2023 are $5.8 million in 2024 and $5.5 million in 2025.

As of December 31, 2023, we had green bonds of $161.6 million outstanding, which will mature in 2026. Interest obligations on green bonds are $3.4 million in 2024, $3.4 million in 2025, and $2.8 million in 2026.

As of December 31, 2023, we had financing liability of $27.5 million that is expected to be repaid in 2030.

As of December 31, 2023, we had $137.1 million of operating lease liabilities, of which $24.9 million is expected to mature in 2024. As of December 31, 2023, we had $159.8 million of finance lease liabilities, of which $95.0 million is expected to mature in 2024.

In their normal course of business, our subsidiaries provide letters of credit through their banks for purposes including, but not limited to, guarantees for accounts payable, debt service reserves, capital reserves, construction completion and performance. Letters of credit provided by our subsidiaries as of December 31, 2023 were $406.7 million.

Changes in the timing of, increases in, or delays in the regulatory determinations of tariffs, taxes and duties could affect the cash flows and results of operations of our businesses. We have been in the past, and may be in the future, subject to antidumping and countervailing duty rulings and orders. In particular, we have been subject to antidumping and countervailing duty rulings in the U.S., the EU and Canada and have, as a result, been party to lengthy proceedings related thereto. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” for further information.

We have contingent contractual obligations in the ordinary course of developing solar power and battery energy storage projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We have substantial indebtedness and may incur substantial additional indebtedness and increased cost of indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.” These obligations are designed to cover potential risks and only require payment if certain targets are not met or certain contingencies occur. The risks associated with these obligations include change of control, construction cost overruns, subsidiary default, political risk, tax and sale indemnities, energy delivery, sponsor support and liquidated damages. While we do not expect that we will be required to fund any material amounts under these contingent contractual obligations in future, many of the events which would give rise to such obligations are beyond our control. We can provide no assurance that we will be able to fund our obligations under these contingent contractual obligations if we are required to make substantial payments thereunder.

CSI Solar plans to primarily invest its proceeds from the STAR Listing in a range of capacity support and expansion projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— Although we have completed the initial public offering of CSI Solar, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering). In addition, it is difficult to predict the effect of the STAR Listing on our common shares.”

Restricted Net Assets

Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves, which include a general reserve, staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The boards of directors of our PRC subsidiaries determine the staff welfare and bonus reserves. The general reserves are used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of their boards of directors, convert their general reserves into capital. The staff welfare and bonus reserves are used for the collective welfare of the employees of the PRC subsidiaries. In addition to their general reserves, our PRC subsidiaries are required to obtain approval from the local government authorities prior to decreasing and distributing any registered share capital to their shareholders. Accordingly, both the appropriations to general reserve and the registered share capital of our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $1,587.5 million as of December 31, 2023.

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

As of December 31, 2023, we provided $5.4 million of withholding income tax for undistributed earnings of foreign subsidiaries in 2023 on the basis of expected future distribution plan. As of December 31, 2023, the undistributed earnings attributable to our PRC subsidiaries are approximately $701.2 million are considered to be indefinitely reinvested. Our PRC subsidiaries are required to make appropriations of at least 10% of net income, as determined under PRC GAAP, to a non-distributable general reserve. After making this appropriation, the balance of the undistributed earnings is distributable. Should our PRC subsidiaries subsequently distribute their distributable earnings, they are subject to applicable withholding taxes to the PRC State Administration of Tax.

CResearch and Development

We conduct research and development activities in the following areas: i) ingot growth and wafering, ii) cells, iii) modules, iv) system performance analysis, v) energy solution products, vi) reliability testing and analysis and vii) battery energy storage products.

●	Ingot growth and wafering are focused on developing advanced crystallization and sawing technologies to produce high quality mono wafers.
●	Solar cell research is focused on developing new n-type based high efficiency solar cells and advanced solar cell processing technologies.
●	Module development is focused on module innovations, developing new module designs and technologies for leading wattage, efficiency, reliability and system-level performance.
●	Product reliability research is engaged in research collaboration with leading research institutes to accelerate market penetration of incremental and rupture solar technologies, by allowing state-of-the-art reliability evaluation and performance characterization. The research focuses on enabling products with longer service lifetime and lower degradation rates through the use of data science, extensive characterization platforms and data-driven proprietary tool for module warranty.
●	System performance analysis provides module- and system-level performance evaluation and LCOE benchmarking for our various new products and innovations.
●	Research and development on energy solution products aim at developing high quality inverters and battery energy storage systems for utility, commercial and residential applications.
●	Changshu Photovoltaic Testing Laboratory (“CPTL”) located in Changshu, China is a fully ISO17025 accredited testing facilities for conducting certification per IEC61215/61730/62804 standards as well as extensive reliability research on solar modules and components. Since 2010, the laboratory has been approved by VDE and CSA certification bodies under their data approval programs.

As of December 31, 2023, we had 1,297 employees engaged in research, product development and engineering.

Our research and development activities are generally focused on the following items:

●	developing Czochralski (“CZ”) mono pulling technologies compatible with 182 mm and 210 mm ingot size with competitive cost structure;
●	developing novel diamond wire sawing technology compatible with 182 mm and 210 mm mono ingot;
●	continuously improving the conversion efficiency of existing solar cells and reducing costs through process and material improvement and innovation;
●	developing new n-type based cell structures and technologies for higher efficiencies and performance;
●	continuously improving the wattage of existing solar modules and reducing costs through process and material improvement and innovation;

●	developing new modules with improved design and assembly methods to have higher power output, module-level efficiency, reliability and system-level performance;
●	designing and developing customized solar modules and products to meet customer requirements;
●	designing and developing power electronics such as inverters;
●	designing and developing battery energy storage systems;
●	testing, data tracing and analysis for system-level performance and reliability for our various products and innovations;
●	developing data-based accurate reliability models to guide future materials and design innovations and commercialize long lifetime and low degradation solar modules; and
●	establishing highly accelerated reliability testing and innovative characterization methods to expedite large scale commercialization of our product innovations.

In the future, we expect to focus on the following research and development initiatives that we believe will enhance our competitiveness. As we continue to move into the downstream energy business, we have strengthened the capabilities of our engineering staff and increased investment in the system areas.

●	Ingot and wafer. Since the cell efficiency heavily depends on the wafer’s quality, our research and development efforts focus on continuously improving quality performance of the mono wafers. We focus on continuously decreasing the oxygen content and reducing the axial-direction resistivity difference of N-type ingot to support the further improvement of cell efficiency. Additional R&D activities focus on consuming less energy and materials in the CZ pulling and diamond wire sawing, such as increasing the pulling speed, reducing the power consumption during the crystal growth, improving the success rate of seeding and neck growth in the CZ pulling, and reducing the diamond wire diameter while improving the yield of diamond wire sawing.
●	High efficiency cells. We have focused our research and development initiatives for new products on N-type HJT cell, TOPCon cell, and other technologies such as interdigitated back contact (“IBC”) cell. To explore the next generation technology beyond PERC, we invested in HJT and TOPCon technologies. The development of HJT cell technologies started in March 2021. We now offer one of the most efficient HJT cells in the market. We have launched HJT module products in mid-2022 for high-end roof-top application. We have expanded TOPCon module product offering in 2023, having achieved TOPCon cell efficiency of 26.0%. We began mass production of TOPCon from the ingot to cell and module in February 2023. With these advanced technologies, we can significantly lower the LCOE on the system level and improve our products’ market competitiveness. In the future, we expect to launch a new high efficiency IBC cell and module product for residential application.
●	Competitive solar module products. Our R&D efforts include module R&D, processing, testing and reliability, make our products highly competitive in the market. By the end of 2023, our mass produced BiHiKu7 TOPCon module has reached wattages of 705W, and the module efficiency of 22.7%. Through the optimization of design, process, quality control and testing methods, the annual degradation rate of our modules has been reduced significantly over the past ten years, enabling warranty conditions improvement from 0.7% per year to 0.45% per year for our reliability leading BiHiKu7 modules. Our main R&D activities at module level are the continuous improvement of module wattage, reliability, system-level performance and cost reduction. For new products, we have been making significant progress on our development of 182 mm and 210 mm TOPCon cell-based modules. We started mass production of 182 mm bifacial TOPCon modules in February 2023 and 210 mm bifacial TOPCon modules in July 2023. In 2022, we developed a BIPV system with innovative metal roof and installation method and this system has entered the market in 2023. Also in 2022, we developed our alloy steel frame module and launched in 2023. In the future, we will develop modules for seawater floating systems, IBC modules, HJT utility modules and PV systems integrated with roads and agriculture.

●	Energy solution products. Our energy solution products developed are mainly single-phase solar, three-phase solar and hybrid storage inverters, as well as battery energy storage systems for utility, commercial, residential applications, for both front and behind the meter applications. Our string inverter products are progressing on certifications to enable the products to be available broadly in many regions. We continue to advance our solar system kits which are ‘ready-to-install’, consisting of solar modules, inverters, racking system, battery energy storage and other accessories. These kits are deployed in significant markets globally.
●	Power electronic products. Our power electronics products cover a full range of inverters for mass production to cater to various applications. Our product series include the residential 3-5 kW inverter, the residential 7-9 kW inverter, the C&I 15-25 kW inverter, the C&I 40-60 kW inverter and the C&I 75-125 kW inverter, the 320kW/333kW/350kW for utility application, and 200kW PCS for energy storage system. We started our R&D focus on the residential inverter application since 2017 and delivered our inverter product to the market in 2019. We built 3 GW of production lines in our Suzhou facility during 2021. We maintain various certifications according to local business requirements for some of our PV inverters, including IEC62109/62116 safety certification and CQC certification in China, KSC 8565/8567 in Korea, RS097 in South Africa, 140/515 in Brazil and EN50549-1/EN50549-2/CEI0-21/CEI0-16/RD1699/NTS2.1/VDE4105/PPDS in Europe. The rest of products are in the process to get all necessary certifications before they enter the relevant markets.
●	Utility-scale battery energy storage products. The first generation of our utility-scale products, SolBank 1.0, was customized to develop solutions for different regions to meet applications around the world. In 2023, we completed the design and development of new high-energy-density products SolBank3.0. SolBank 3.0 adopts a disruptive design to further increase energy density. The installed capacity of the 20-foot energy storage system exceeds 5MWh. It adopts a single-side door opening with centralized water-cooling unit and DMC deployed on the same side, and supports back-to-back installation of two containers. In 2023, we completed the design of KuBank, a battery energy storage products that targets C&I application scenarios. It has a standardized design, enabling connection of multiple cabinets in parallel to achieve unlimited expansion of the energy storage system, realizing its plug-and-play functionality. Certification and sales of KuBank in the Chinese market was completed in 2023.
●	Residential battery energy storage products. Our EP Cube offerings comprise a flexible whole-home battery energy storage solution that includes the Smart Gateway, hybrid inverter and battery module. The solution is available in 9.9 kWh, 13.3 kWh, 16.6 kWh, 19.9 kWh capacities, with scalability up to 119.9 kWh with six units connected in parallel. EP Cube provides reliable power backup, integrates a self-designed hybrid inverter and supports up to 16 Amp 4 MPPT connections to store electricity generated by a PV system. It automatically stores electricity from the grid during off-peak times through authorized settings. With a 24/7 monitoring function, it can detect outages and energize the home seamlessly when the power supply is disrupted.

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

Revenue

We recognize our sales of solar power and battery energy storage projects at a point in time when customers obtain control of the solar power and battery energy storage projects. Our solar power and battery energy storage projects are often held in separate legal entities or trusts which are formed for the special purpose of constructing the solar power and battery energy storage projects, which we refer to as “project companies”. There is judgment used to determine whether deconsolidation of the project companies is appropriate upon transfer of equity interest to the customers, to identify performance obligations, and to estimate the variable consideration, if any, as part of the transaction price.

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

We recognize impairment based upon planned change in equipment use, project or investment specific factors, history of losses and current economic conditions. In 2023, we recorded impairment loss of $5.9 million, $16.2 million and nil on our property, plant and equipment, project assets and solar power systems, respectively.

Inventories

We value our inventories at the lower of cost or net realizable value, based upon assumptions about future demand and market conditions. Product-specific facts and circumstances reviewed in the inventory valuation process include a review of changes in market conditions, the associated pricing environment of raw material, particularly polysilicon, and an assessment of selling price in relation to product cost. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Oversupply of polysilicon, solar wafers, cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.”

In 2023, we wrote down our inventories by $113.1 million to reflect the lower of cost and net realizable value.

Income Taxes

We are subject to the income tax laws and regulations of the many jurisdictions in which we operate. These tax laws and regulations are complex and involve uncertainty and judgment on how to interpret and apply tax laws and regulations in determining the provision for income taxes for financial reporting purposes. We may be subject to the application of global minimum tax of 15% which is dependent on the implementation of Base Erosion Profit Shifting (“BEPS”) Pillar 2 rules by the countries where we operate. In addition, the various jurisdictions may enact tax legislation that could significantly affect our ongoing operations. For example, tax authorities could impose rate changes along with additional corporate tax provisions aimed at preventing base erosion or profit shifting. We make these estimates and judgments primarily in the calculation of tax credits and the differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, and the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs. We must also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions. Accordingly, our valuation allowances may increase or decrease in future periods. As of December 31, 2023, we believe valuation allowance of $72.7 million is required. The valuation allowance is determined, in part, on our ability to utilize such tax benefits by either carrying back or forward based on the profitability within the relevant tax jurisdictions, including estimated tax profitability, tax planning and earnings repatriation in future periods.

Warranties

We provide warranties on the solar power products and balance of systems we sell against defects in materials, workmanship and performance degradation, which vary depending on the type of products. We also warrant our battery energy storage products for a specific amount of time against performance or manufacturing defects. We have established procedures to monitor the trend of warranty support, replacement and repair costs, historical claims experience, failure rates expectations from our quality review or other assumptions, and may revise our estimates as necessary. We have further determined our expected future product performance through quality and reliability testing and actual field operating performance. In 2023, we provided warranty provision of $27.9 million. As of December 31, 2023, accrued warranty liability was $75.5 million.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Shawn (Xiaohua) Qu	60	Chairman of the Board, President and Chief Executive Officer
Harry E. Ruda	65	Independent Director
Andrew (Luen Cheung) Wong	66	Independent Director
Lap Tat Arthur Wong	64	Independent Director
Lauren C. Templeton	48	Independent Director
Leslie Li Hsien Chang	69	Lead Independent Director
Yan Zhuang	60	Director and President of CSI Solar
Huifeng Chang	58	Director and Chief Financial Officer

Directors

Dr. Shawn (Xiaohua) Qu founded Canadian Solar Inc. in Guelph, Ontario, Canada in 2001 and has been the chairman and chief executive officer of our Company since then. He is also the Chairman of CSI Solar, and has been serving as a director of CSI Solar since September 2020. Canadian Solar went public on the Nasdaq in 2006 and is one of the world’s largest solar technology and renewable energy companies, with approximately 22,200 employees globally. We are a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 23 years, our products and services have benefited thousands of customers in over 160 countries, and provided clean electricity to millions of households. Prior to founding Canadian Solar, Dr. Qu worked at ATS Automation Tooling Systems in Canada and its subsidiary Photowatt International in France. Before that, Dr. Qu was a Research Scientist at Ontario Hydro (now Ontario Power Generation). Dr. Qu has received the EY Sustainability Excellence Award 2023 for individuals. Dr. Qu received a BSc degree from Tsinghua University, an MSc degree in Physics from the University of Manitoba and a PhD degree in Materials Science from the University of Toronto. Dr. Qu continued working as a postdoctoral researcher at the University of Toronto, focusing on semiconductor optical devices and photovoltaic cells. Dr. Qu has been a fellow of Canadian Academy of Engineering since 2019.

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

Mr. Andrew (Luen Cheung) Wong has served as an independent director of our company since August 2014. He has also served as an independent non - executive director of Chubb Life Insurance Company Ltd. since 2008, and is an independent director and the vice-chairman of Huazhong In-vehicle Holdings Company Limited, which is listed in Hong Kong Stock Exchange. Previously, Mr. Wong served as a director and a member of the audit committee, nomination and remuneration committee of China CITIC Bank Corporation Limited, a company listed on The Stock Exchange of Hong Kong, between 2013 and 2018. Mr. Wong was the director of Intime Retail (Group) Co. Ltd., a company listed on The Stock Exchange of Hong Kong, between 2013 and 2014, and was the director and a member of audit committee, risk management committee, nomination and remuneration committee of China Minsheng Bank, a company listed on The Stock Exchange of Hong Kong, from 2006 to 2012. From 1982 to 2006, Mr. Wong held senior positions at the Royal Bank of Canada, the Union Bank of Switzerland, Citicorp International Limited, a merchant banking arm of Citibank, Hang Seng Bank Limited and DBS Bank Limited, Hong Kong. Mr. Wong was awarded the National Excellent Independent Director by the Shanghai Stock Exchange in 2010 and received the Medal of Honour (Hong Kong SAR) from the Hong Kong SAR Government in 2011. Mr. Wong obtained his Bachelor of Social Sciences (Honours) degree from the University of Hong Kong in 1980 and a Master of Philosophy degree from Hong Kong Buddhist College in 1982.

Mr. Lap Tat Arthur Wong has served as an independent director of our company since March 2019. Mr. Wong currently serves as an independent director and chair of the audit committee of the following companies: Daqo New Energy Corp. (NYSE: DQ) and Microvast Holdings, Inc. (NASDAQ: MVST). From November 2014 to February 2023, Mr. Wong served as an independent director and chair of the audit committee at China Maple Leaf Educational Systems Limited. From March 2020 to March 2022, Mr. Wong also served as an independent director and chair of the audit committee at Tarena International, Inc. (NASDAQ: TEDU). From 2008 to 2018, Mr. Wong served as the Chief Financial Officer of Asia New Energy Holdings Pte. Ltd, Nobao Renewable Energy Holding Ltd., GreenTree Inns Hotel Management Group, Inc. and Beijing Radio Cultural Transmission Company Limited, sequentially. From 1982 to 2008, Mr. Wong held various positions with Deloitte Touche Tohmatsu (Deloitte) in Hong Kong, San Jose and Beijing, with his last position as a partner in Deloitte’s Beijing office. Mr. Wong received a Higher Diploma in Accountancy from Hong Kong Polytechnic University and a Bachelor of Science degree in Applied Economics from University of San Francisco. He is a member of the American Institute of Certified Public Accountants; a fellow of the Association of Chartered Certified Accountants; and a fellow of the Hong Kong Institute of Certified Public Accountants.

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

Mr. Leslie Li Hsien Chang has served as an independent director of our company since September 2020 and has been serving as a director of CSI Solar since December 2020. Mr. Chang currently serves as the lead independent director. Mr. Chang is currently an independent non - executive director, chairman of the audit committee, and a member of the remuneration committee and nomination committee of Huzhou Gas Company Limited. Mr. Chang has been serving as Senior Advisor to CITIC Capital (Holdings) Limited since 2014. Prior to that, Mr. Chang served as a senior corporate executive and board director at several companies listed on the Hong Kong Stock Exchange. He joined CITIC Pacific limited (now known as CITIC Limited) as General Manager, Finance in 1994 and later became the Executive Director and Deputy Managing Director of the company responsible for the Group’s financial management, accounting, and treasury functions. Mr. Chang also served as the Executive Director and Chief Executive Officer of HKC (Holdings) Limited; Executive Director and Vice Chairman of China Renewable Energy Investment Limited; Alternate Director on the board of Cathay Pacific Airways Limited and Independent Non-Executive Director of Pou Sheng International (Holdings) Limited, among other roles. Mr. Chang started his career after graduating from George Mason University business school in 1984 and joined the New York Office of KPMG. He became a partner of the firm specializing in the financial services industry and served as the Director of the Chinese Practice. Mr. Chang served as a certified public accountant in the State of New York. He is a member of the American Institute of Certified Public Accountants, New York State Society of Certified Public Accountant, Chartered Global Management Accountants, and the Hong Kong Institute of Certified Public Accountants.

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

Dr. Huifeng Chang has served as our senior vice president and chief financial officer since May 2016, and as a director of our company since September 2020. Mr. Chang is also an independent director, chair of the nominating committee, and a member of the audit and compensation committees of Scienjoy Holding Corporation (NASDAQ: SJ). He is also an independent director and a member of the audit committee of Denali Capital Acquisition Corp. (NASDAQ: DECAU). He has 20 years of experience in capital markets, financial investment and risk management. Before joining us, Dr. Chang was the co-head of Sales & Trading at the U.S. subsidiary of China International Capital Corp (“CICC”) from 2010 to 2015. Prior to that, he was the CEO of CSOP Asset Management based in Hong Kong from early 2008 to 2010, investing funds from China in the international markets. From 2000 to 2008, Dr. Chang was vice president and an equity proprietary trader at Citigroup Equity Proprietary Investments in New York. Before going to New York, Dr. Chang worked at Kamakura Corp in Hawaii as a risk consultant to banks in Asia. He received a Ph.D. in soil physics and MBA from University of Hawaii in the early 1990s, M.S. degree from Academia Sinica in 1987 and B.S. degree from Nanjing Agricultural University in 1984.

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

B    Compensation of Directors and Executive Officers

Cash Compensation

We paid our directors, executive officers and key management personnel aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $10.1 million for 2023. Of this amount, we paid approximately $0.5 million to our six independent directors, approximately $3.5 million to our executive officers and $6.1 million to key management personnel. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was approximately $0.1 million in 2023.

The following table summarizes the base compensation of our executive officers and key management personnel for the year ended December 31, 2023 (in thousands of $). Target performance-based compensation is calculated as a percentage of base salary. The actual bonus payable may be more or less than the annual target bonus, depending on the achievement of both corporate and individual performance goals.

Base
Name	Salary
Shawn (Xiaohua) Qu	961
Yan Zhuang	865
Huifeng Chang	541
Canadian Solar Inc. executives(1)	2,469
CSI Solar executives(2)	1,740
Total	6,576

(1)Includes seven key management personnel across various corporate functions of Canadian Solar Inc.

(2)Includes five key management personnel across various corporate functions of CSI Solar.

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

In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 and (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. In June 2020, the shareholders approved an amendment to the Plan to extend the term of the Plan for a further ten-year period. As a result, the Plan will expire on, and no awards may be granted after June 30, 2029. As of January 31, 2024, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 23,813,000 common shares, of which 566,190 restricted shares, 3,283,393 options, and 10,126,960 restricted share units (in each case net of forfeitures) have been awarded, leaving 9,836,457 common shares available to be issued.

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

Restricted Share Units

The following table summarizes, as of January 31, 2024, the restricted share units that we had granted under the Plan to our directors, executive officers and certain other individuals.

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Directors:
Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011
	13,706	(2)	13,706	—	May 20, 2011
	75,075	(2)	75,075	—	March 16, 2012
	67,024	(2)	67,024	—	March 9, 2013
	11,983	(2)	11,983	—	May 4, 2014
	8,274	(2)	8,274	—	May 3, 2015
	20,216	(2)	20,216	—	July 8, 2016
	121,951	(3)	121,951	—	November 6, 2016
	22,607	(2)	22,607	—	May 17, 2017
	77,289	(3)	77,289	—	November 5, 2017
	18,018	(2)	18,018	—	May 13, 2018
	83,805	(3)	83,805	—	November 10, 2018
	15,690	(2)	15,690	—	May 13, 2019
	26,691	(3)	26,691	—	November 9, 2019
	15,748	(2)	11,811	—	May 23, 2020
	11,924	(2)	5,962	—	August 22, 2020
	26,073	(4)	26,073	—	December 30, 2020
	250,000	(6)	125,000	—	September 22, 2020
	12,330	(2)	3,082	—	May 23, 2022
	7,585	(2)	—	—	May 23, 2023
Huifeng Chang	23,340	(2)	23,340	—	May 8, 2016
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	15,072	—	May 17, 2017
	12,012	(2)	12,012	—	May 13, 2018
	10,460	(2)	7,845	—	May 13, 2019
	3,923	(1)	3,923	—	May 13, 2019
	10,499	(2)	7,874	—	May 23, 2020
	7,949	(2)	3,974	—	August 22, 2020
	130,000	(6)	65,000	—	September 22, 2020
	8,220	(2)	2,055	—	May 23, 2022
	5,057	(2)	—	—	May 23, 2023
Yan Zhuang	2,564	(1)	2,564	—	May 8, 2011
	8,224	(2)	8,224	—	May 20, 2011
	45,045	(2)	45,045	—	March 16, 2012
	40,214	(2)	40,214	—	March 9, 2013
	7,988	(2)	7,988	—	May 4, 2014
	5,516	(2)	5,516	—	May 3, 2015
	13,477	(2)	13,477	—	July 8, 2016
	15,072	(2)	15,072	—	May 17, 2017
	12,012	(2)	12,012	—	May 13, 2018
	10,460	(2)	10,460	—	May 13, 2019
	5,230	(1)	5,230	—	May 13, 2019
	15,748	(2)	11,811	—	May 23, 2020
	11,924	(2)	5,962	—	August 22, 2020
	130,000	(6)	65,000	—	September 22, 2020

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Harry E. Ruda	1,020		1,020	—	July 1, 2014
	800		800	—	October 1, 2014
	1,274		1,274	—	January 1, 2015
	880		880	—	April 1, 2015
	993		993	—	July 1, 2015
	1,820		1,820	—	October 1, 2015
	1,033		1,033	—	January 1, 2016
	1,572		1,572	—	April 1, 2016
	2,051		2,051	—	July 1, 2016
	2,228		2,228	—	October 1, 2016
	2,411		2,411	—	January 1, 2017
	2,562		2,562	—	April 1, 2017
	1,901		1,901	—	July 1, 2017
	1,818		1,818	—	October 1, 2017
	1,767		1,767	—	January 1, 2018
	1,802		1,802	—	April 1, 2018
	2,458		2,458	—	July 1, 2018
	2,056		2,056	—	October 1, 2018
	2,096		2,096	—	January 1, 2019
	1,623		1,623	—	April 1, 2019
	1,381		1,381	—	July 1, 2019
	1,486		1,486	—	October 1, 2019
	1,361		1,361	—	January 1, 2020
	1,883		1,883	—	April 1, 2020
	1,587		1,587	—	July 1, 2020
	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	10,000	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
	843		—	—	April 1, 2022
	942		—	—	July 1, 2022
	796		—	—	October 1, 2022
	989		—	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
Andrew (Luen Cheung) Wong	610		610	—	August 7, 2014
	800		800	—	October 1, 2014
	1,274		1,274	—	January 1, 2015
	880		880	—	April 1, 2015
	993		993	—	July 1, 2015
	1,820		1,820	—	October 1, 2015
	1,033		1,033	—	January 1, 2016
	1,572		1,572	—	April 1, 2016
	2,051		2,051	—	July 1, 2016
	2,228		2,228	—	October 1, 2016
	2,411		2,411	—	January 1, 2017
	2,562		2,562	—	April 1, 2017
	1,901		1,901	—	July 1, 2017

	1,818		1,818	—	October 1, 2017
	1,767		1,767	—	January 1, 2018
	1,802		1,802	—	April 1, 2018
	2,458		2,458	—	July 1, 2018
	2,056		2,056	—	October 1, 2018
	2,096		2,096	—	January 1, 2019
	1,623		1,623	—	April 1, 2019
	1,381		1,381	—	July 1, 2019
	1,486		1,486	—	October 1, 2019
	1,361		1,361	—	January 1, 2020
	1,883		1,883	—	April 1, 2020
	1,587		1,587	—	July 1, 2020
	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	10,000	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
	843		—	—	April 1, 2022
	942		—	—	July 1, 2022
	796		—	—	October 1, 2022
	989		—	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
Lap Tat Arthur Wong	559		559	—	March 8, 2019
	1,623		1,623	—	April 1, 2019
	1,381		1,381	—	July 1, 2019
	1,486		1,486	—	October 1, 2019
	1,361		1,361	—	January 1, 2020
	1,883		1,883	—	April 1, 2020
	1,587		1,587	—	July 1, 2020
	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	10,000	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
	843		—	—	April 1, 2022
	942		—	—	July 1, 2022
	796		—	—	October 1, 2022
	989		—	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
Lauren C. Templeton	1,361		1,361	—	January 1, 2020
	1,883		1,883	—	April 1, 2020
	1,587		1,587	—	July 1, 2020
	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		—	—	April 1, 2021

	20,000	(6)	10,000	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
	843		—	—	April 1, 2022
	942		—	—	July 1, 2022
	796		—	—	October 1, 2022
	989		—	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
Leslie Li Hsien Chang	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		—	—	April 1, 2021
	20,000	(6)	10,000	—	September 22, 2020
	693		—	—	July 1, 2021
	883		—	—	October 1, 2021
	969		—	—	January 1, 2022
	843		—	—	April 1, 2022
	942		—	—	July 1, 2022
	796		—	—	October 1, 2022
	989		—	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
Directors as a group	1,714,598		1,299,065	—

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Employees
Hanbing Zhang	1,538	(1)	1,538	—	May 8, 2011
	5,482	(2)	5,482	—	May 20, 2011
	21,021	(2)	21,021	—	March 16, 2012
	18,767	(2)	18,767	—	March 9, 2013
	2,796	(2)	2,796	—	May 4, 2014
	2,344	(2)	2,344	—	May 3, 2015
	4,717	(2)	4,717	—	July 8, 2016
	5,275	(2)	5,275	—	May 17, 2017
	4,204	(2)	4,204	—	May 13, 2018
	3,661	(2)	3,661	—	May 13, 2019
	5,249	(2)	3,937	—	May 23, 2020
	3,975	(2)	1,987	—	August 22, 2020
	20,000	(6)	10,000	—	September 22, 2020
Other employees and certain individuals as a group	10,014,501	(5)	6,842,281	1,867,350	Various dates from May 8, 2011 to November 16, 2022
	170,293	(2)	4,269	4,111	Various dates from March 12, 2023 to November 5, 2023
Total Restricted Share Units	11,998,421		8,231,344	1,871,461
(1)	Vest over a one-year period from the date of grant.

(2)	Vest over a four-year period from the date of grant, except the August 22, 2020 grants which vest over a four-year period from May 1, 2021.
(3)	Vest over an eight-quarter period from date of grant.
(4)	Vest immediately upon the date of grant.
(5)	13,844 restricted share units granted on May 8, 2011 vested over one-year period from the date of grant. 126,036 restricted share units granted on August 11, 2013 vested immediately upon the date of grant. 1,326,000 restricted share units granted on June 2, 2021 and 205,000 restricted share units granted on October 25, 2022 vested following completion of the IPO of CSI Solar (50% vested on the IPO date, followed by 25% vesting on each of the first and second anniversaries of the IPO). The other restricted share units granted vest over a four-year period from the date of grant.
(6)	Vest following completion of IPO of CSI Solar (50% vested on the IPO date, followed by 25% vesting on each of the first and second anniversaries of the IPO).

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

Deferred Compensation Plans

In 2021, we adopted two nonqualified deferred compensation plans for eligible employees, one plan for Recurrent Energy business and the other for CSI Solar. The plans provide eligible employees and directors with an opportunity to defer a portion of their compensation to be held by us under two separate grantor trusts. Assets of the plans are held by an independent trustee for the sole benefit of the participating employees. The amount of $0.7 million and $1.0 million was contributed to the trustee in 2022 and 2023, respectively, and the plans are not subject to the requirements of Employee Retirement Income Security Act of 1974 (“ERISA”).

C    Board Practices

In 2023, our board of directors held fifteen (15) meetings and passed sixty-six (66) resolutions by unanimous written consent.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our current directors have not been elected to serve for a specific term and, unless re-elected, hold office until the close of our next annual meeting of shareholders or until such time as their successors are elected or appointed.

Board Diversity

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	7
LGBTQ+	0
Did Not Disclose Demographic Background	1

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, a technology committee and a sustainability committee.

Audit Committee

Our audit committee consists of Messrs. Lap Tat Arthur Wong, Dr. Harry E. Ruda and Leslie Li Hsien Chang and is chaired by Mr. Lap Tat Arthur Wong. Mr. Leslie Li Hsien Chang was appointed to serve on our audit committee effective August 16, 2023. Under the applicable Nasdaq rules, we are required to have at least three members of the Audit Committee. Each of Mr. Lap Tat Arthur Wong and Mr. Leslie Li Hsien Chang qualifies as an “audit committee financial expert” as required by the SEC. Dr. Ruda is “financially literate” as required by the Nasdaq rules. Each of the members of our audit committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

In 2023, our audit committee held six (6) meetings and did not pass any resolutions by unanimous written consent.

Compensation Committee

Our compensation committee consists of Dr. Harry E. Ruda, Mr. Andrew (Luen Cheung) Wong and Ms. Lauren Templeton and is chaired by Mr. Andrew (Luen Cheung) Wong. Each of the members of our compensation committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2023, our compensation committee held seven (7) meetings and passed one (1) resolution by unanimous written consent.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Andrew (Luen Cheung) Wong, Lap Tat Arthur Wong, Leslie Li Hsien Chang and Ms. Lauren Templeton and is chaired by Ms. Templeton. Each of the members of our nominating and corporate governance committee satisfies the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In 2023, our nominating and corporate governance committee held eight (8) meetings and did not pass any resolutions by unanimous written consent.

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

In 2023, our technology committee held one (1) meeting and did not pass any resolutions by unanimous written consent.

Sustainability Committee

We established a sustainability committee at the board level in April 2021. Our sustainability committee consists of Mr. Leslie Li Hsien Chang, Dr. Huifeng Chang and Ms. Lauren Templeton and is chaired by Ms. Templeton. The sustainability committee oversees management’s ESG plans. The sustainability committee is responsible for, among other things:

●	reviewing sustainability-related risks and opportunities associated with our strategy and business development;
●	reviewing climate-related risks and opportunities;
●	monitoring progress and advising on strategic measures related to the long-term sustainability of the firm; and
●	overseeing the progress, execution and review of our ESG plans.

In 2023, our sustainability committee held one (1) meeting and passed one (1) resolution by unanimous written consent.

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

In 2023, we did not enter into any interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Each executive officer has agreed: (a) not to disclose or use any of our confidential information, including trade secrets and information concerning our finances, employees, technology, processes, facilities, products, suppliers, customers and markets, except in the performance of his duties and responsibilities or as required pursuant to applicable law; (b) to disclose in confidence to us all inventions, designs and trade secrets which he may conceive, develop or reduce to practice during his employment and to assign all right, title and interest in them to us; (c) during and within one year after the termination of his employment, (1) not to communicate or have any other dealings with our customers or suppliers that would be likely to harm the business relationship between us and our suppliers; (2) not to provide services, whether as a director, officer, employee, independent contractor or otherwise, to a competitor; and (3) not to solicit, whether by offer of employment or otherwise, the services of any of our employees; and (d) at our request, to answer our requests for information about those aspects of our business and affairs in which he was involved and assist us in prosecuting or defending claims or responding to investigations or reviews by any regulatory authority or stock exchange in relation to events or occurrences that took place during the employment. “Competitor” is a person that, directly or indirectly, carries on business in any jurisdiction where we and our subsidiaries carry on business if that person or any subsidiary or division of that person generates more than 10% of its revenues from solar power products and services similar to those provided by us and our subsidiaries.

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

As of December 31, 2021, 2022 and 2023, we had 13,535, 18,423 and 22,234 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2023.

	As of December 31, 2023
	Number of Employees	Percentage of Total
Manufacturing	16,752	75%
General and administrative	2,709	12%
Research and development	1,297	6%
Sales and marketing	1,476	7%
Total	22,234	100%

As of December 31, 2023, we had 18,227 employees at our facilities in China, and 4,007 employees based in our facilities and offices in Canada, Japan, Australia, Singapore, Korea, Hong Kong, Taiwan, India, Indonesia, Thailand, Vietnam, Brazil, Central and South America, United Arab Emirates, South Africa, the Americas and the EU (which includes Germany, France, Italy, Greece, Netherlands, Poland and Spain) and the U.K. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

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

We consider the turnover rate a valuable metric to measure the effectiveness of our programs and to assist in developing new programs. Our employee turnover for 2022 and 2023 was 14% and 17%, respectively. We believe the combination of training and development programs, regular performance reviews, competitive compensation, redesign of our company culture to better inspire employees, and career growth and development opportunities have helped reduce voluntary turnover.

E	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 31, 2024, the latest practicable date, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

The calculations in the table below are based on the 66,163,375 common shares outstanding, as of January 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from January 31, 2024, including through the vesting of any restricted share unit, the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially
	Owned(1)
	Number	%
Directors and Executive Officers: (2)
Shawn (Xiaohua) Qu (3)	13,892,216	21.0%
Harry E. Ruda (4)	639	*
Andrew (Luen Cheung) Wong (5)	3,713	*
Lap Tat Arthur Wong (6)	21,994	*
Lauren C. Templeton (7)	639	*
Leslie Li Hsien Chang (8)	12,128	*
Yan Zhuang (9)	74,525	*
Huifeng Chang (10)	49,674	*
All Directors and Executive Officers as a Group	14,055,528	21.2%
Principal Shareholders:
BlackRock, Inc. (11)	6,013,139	9.1%
Venture Holding S.a.r.l. SPF (12)	5,382,000	8.1%
Grantham, Mayo, Van Otterloo & Co. LLC (13)	5,340,382	8.1%
Mackenzie Financial Corporation (14)	3,952,015	6.0%

*     The person beneficially owns less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The business address of our directors and executive officers is 545 Speedvale Avenue West, Guelph, Ontario, Canada N1K 1E6.
(3)	Comprises 13,865,925 common shares directly held by Dr. Shawn Qu and Hanbing Zhang, the wife of Dr. Shawn Qu, and 26,291 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang.
(4)	Comprises 639 common shares issuable upon vesting of restricted share units held by Dr. Harry E. Ruda within 60 days from January 31, 2024.
(5)	Comprises 3,074 common shares directly held by Mr. Andrew (Luen Cheung) Wong and 639 shares issuable upon vesting of restricted share units held by Mr. Andrew (Luen Cheung) Wong within 60 days from January 31, 2024.
(6)	Comprises 21,355 common shares directly held by Mr. Lap Tat Arthur Wong and 639 shares issuable upon vesting of restricted share units held by Mr. Lap Tat Arthur Wong within 60 days from January 31, 2024.
(7)	Comprises 639 common shares issuable upon vesting of restricted share units held by Ms. Lauren C. Templeton within 60 days from January 31, 2024.
(8)	Comprises 11,489 common shares directly held by Mr. Leslie Li Hsien Chang and 639 shares issuable upon vesting of restricted share units held by Mr. Leslie Li Hsien Chang within 60 days from January 31, 2024.
(9)	Comprises 74,525 common shares directly held by Mr. Yan Zhuang.
(10)	Comprises 49,674 common shares directly held by Dr. Huifeng Chang.
(11)	Represents 6,013,139 common shares owned by BlackRock, Inc., as reported on Schedule 13G/A filed by BlackRock, Inc. on February 8, 2024. The percentage of beneficial ownership was calculated based on the total number of our common shares as of January 31, 2024. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.
(12)	Represents 5,382,000 common shares owned by Venture Holding S.a.r.l. SPF, as reported on Schedule 13G filed by Venture Holding S.a.r.l. SPF on March 4, 2024. The percentage of beneficial ownership was calculated based on the total number of our common shares as of January 31, 2024. The principal business address of Venture Holding S.a.r.l. SPF is 31-33 Grand rue, L-1661 Luxembourg.
(13)	Represents 5,340,382 common shares owned by Grantham, Mayo, Van Otterloo & Co. LLC as reported on Schedule 13G filed by Grantham, Mayo, Van Otterloo & Co. LLC on February 13, 2024. The percentage of beneficial ownership was calculated based on the total number of our common shares as of January 31, 2024. The principal business address of Grantham, Mayo, Van Otterloo & Co. LLC is 53 State Street, Suite 3300 Boston, MA 02109.
(14)	Represents 3,952,015 common shares owned by Mackenzie Financial Corporation as reported on Schedule 13G/A filed by Mackenzie Financial Corporation on February 13, 2024. The percentage of beneficial ownership was calculated based on the total number of our common shares as of January 31, 2024. The principal business address of Mackenzie Financial Corporation is 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1.

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

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B    Related Party Transactions

Guarantees and Loans

Dr. Shawn Qu did not guarantee our loan facilities in 2022 and 2023 and we do not intend to seek loan guarantees from Dr. Shawn Qu. Dr. Shawn Qu fully guaranteed loan facilities from a Chinese bank of RMB12.0 million ($1.9 million) in 2021. No amount was drawn down under the facilities as of December 31, 2021.

Sales and Purchase Contracts with Affiliates

In 2023, we sold one solar power project to CSIF, our 14.54% owned affiliate in Japan, in the amount of JPY230.1 million ($1.6 million). In 2021, we sold two solar power projects to CSIF in the amount of JPY30.6 billion ($282.1 million).

In 2021, 2022 and 2023, we provided asset management service to CSIF in the amounts of JPY829.1 million ($7.5 million), JPY545.1 million ($4.2 million) and JPY1.4 billion ($10.0 million), respectively, and provided power services (O&M) to CSIF in the amounts of JPY981.2 million ($9.2 million), JPY914.9 million ($7.0 million) and JPY984.5 million ($7.0 million), respectively.

In 2023, we sold modules to subsidiaries of Marangatu Holding S.A., our 30% owned affiliate in Brazil with the remaining 70% ownership by a Brazilian investor, in the amount of $100.9 million.

In 2023, we sold modules to subsidiaries of Panati Holding S.A., our 30% owned affiliate in Brazil with the remaining 80% ownership by a Brazilian investor, in the amount of $67.5 million.

In 2021 and 2022, we sold modules to subsidiaries of Salgueiro Solar Holding S.A., our 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amounts of $0.3 million and $0.4 million, respectively.

In 2021 and 2022, we sold modules to subsidiaries of Francisco Sa Solar Holding S.A., our 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amounts of $24.9 million and $0.6 million, respectively.

In 2021 and 2022, we sold modules to subsidiaries of Lavras Solar Holding S.A., our 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amounts of $30.1 million and $0.2 million, respectively.

In 2021, we sold modules to subsidiaries of Jaiba Solar Holding S.A., our 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amount of $7.1 million.

In 2021, 2022 and 2023, we provided battery energy storage solutions to subsidiaries of RE Crimson Holdings LLC, our 20% owned affiliate in the U.S. with the remaining 80% ownership by a Canadian infrastructure fund, in the amounts of $19.8 million, $367.4 million and $17.2 million, respectively.

In 2021, 2022 and 2023, we purchased raw materials from Yancheng Jiwa New Material Technology Co., Ltd., our 10.91% owned affiliate with the remaining 89.09% ownership by Chinese investors, in the amounts of RMB10.8 million ($1.7 million), RMB34.8 million ($5.2 million) and RMB58.9 million ($8.3 million), respectively.

In 2021, we purchased raw materials from Luoyang Jiwa New Material Technology Co., Ltd., our 10.91% owned affiliate with the remaining 89.09% ownership by Chinese investors, in the amount of RMB19.4 million ($3.0 million).

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

Legal and Administrative Proceedings

Class Action Lawsuits

Canadian Solar Inc. and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013. The dismissal was subsequently affirmed by the circuit court in December 2013. In January 2015, the plaintiff in the class action lawsuit obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act (Canadian Solar Inc’s governing corporate statute at the time). A settlement of the lawsuit in Canada was achieved and approved by the Ontario Superior Court of Justice on October 30, 2020. The settlement is no admission of liability or wrongdoing by us or any of the other defendants.

U.S. Antidumping, Countervailing Duty and Safeguard Proceedings

Solar 1 China

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

The USDOC published the final results of the ninth administrative reviews in July 2023. The USDOC determined that the Canadian Solar entities subject to the ninth antidumping duty administrative review had no shipments during the period of review and therefore, our antidumping duty rate (0.00%) will remain unchanged for our Solar 1 CSPV products. The USDOC did not change our countervailing duty rate of 15.87% because the countervailing duty review was rescinded for the Canadian Solar entities subject to the ninth countervailing duty administrative review. The countervailing duty final results were amended in August 2023, but this amendment resulted in no change to USDOC’s determination to rescind the review with respect to Canadian Solar. We did not appeal USDOC’s final results of its ninth administrative reviews and, therefore, these decisions are final.

The tenth and eleventh antidumping duty and countervailing duty administrative reviews were initiated in February 2023 and February 2024 and are currently underway. The USDOC is currently scheduled to release the final results of the tenth antidumping and countervailing duty administrative reviews in May 2024, subject to potential extensions. We submitted a no-shipment certification in the tenth administrative reviews. In its preliminary results, USDOC preliminarily determined that we had no shipments and stated its intent to rescind the reviews for us. Our antidumping duty and countervailing duty rates, therefore, are expected to remain the same at 0.00% and 15.87%, respectively. USDOC will likely issue preliminary results of the eleventh administrative reviews in late 2024 or early 2025.

Between 2017 and 2019, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 1 antidumping and countervailing duty orders. In March 2018, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 1 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. We did not participate in USDOC’s first sunset review. We did, however, participate in the USITC’s first sunset review and requested that the Solar 1 duties be revoked. The USITC issued an affirmative determination in March 2019 declining to revoke the Solar 1 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 1 orders remain in effect. In February 2024, the USDOC and USITC initiated the second five-year sunset reviews of the Solar 1 antidumping and countervailing duty orders, and those sunset reviews are currently underway.

Solar 2 China

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

The USDOC initiated the eighth administrative review of the Solar 2 China antidumping duty order in April 2023 with respect to certain of the Canadian Solar entities. The USDOC rescinded the eighth administrative review of the Solar 2 China antidumping duty order in July 2023 and therefore, our antidumping duty rates will remain unchanged for our Solar 2 China CSPV products. The USDOC did not initiate the eighth administrative review of the Solar 2 China countervailing duty order because no parties requested reviews and therefore, our countervailing duty rates (33.58%) will remain unchanged for our Solar 2 China CSPV products. The USDOC initiated the eighth administrative review of the Solar 2 Taiwan antidumping duty order in April 2023, however, the review was not initiated with respect to Canadian Solar and therefore, our antidumping duty rates will remain unchanged for our Taiwanese CSPV products.

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

Solar 3 Southeast Asia

On April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee filed petitions requesting that the USDOC and USITC initiate investigations into whether new AD/CVD duties should be imposed on CSPV cells and modules imported from Cambodia, Malaysia, Thailand, and Vietnam. If the USDOC and USITC initiate these investigations, there is the potential for significant disruptions to imports of solar cells and modules from Cambodia, Malaysia, Thailand (including by THSM), and Vietnam. The USITC will issue its preliminary determinaton on June 7, 2024, and USDOC will likely announce its AD and CVD preliminary determinations on or around September 30 and November 27, 2024, respectively. Canadian Solar is reviewing the petitions, assessing the potential impacts on the Company, and determining appropriate actions to defend its interests.

Section 201 Safeguard

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

On November 16, 2021, the CIT held in Solar Energy Industries Association et al. v. United States (SEIA) that the President acted outside of his statutory authority in issuing Proclamation 10101, and enjoined the Government from enforcing that proclamation. This judgment had the effect of reinstating the exclusion of bifacial modules from the safeguard tariffs and lowering the fourth year safeguard tariff to 15% ad valorem. On January 14, 2022, the Government filed a notice of appeal of SEIA to the Federal Circuit. In November 2023, the Federal Circuit reversed and remanded the CIT’s judgment, finding that the President had acted lawfully in issuing Proclamation 10101. Appellees have filed a petition for en banc rehearing in January 2024, and the Federal Circuit’s decision on the petition is pending. In October 2022, Canadian Solar filed an appeal at the CIT challenging U.S. Customs and Border Protection’s erroneous collection of certain Section 201 safeguard duties on bifacial panels pursuant to Proclamation 10101, which the CIT had previously ruled “null and void” in SEIA. Canadian Solar’s appeal remains stayed pending final resolution of the SEIA appeal at the Federal Circuit.

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

In late 2023, the USITC conducted its second midterm review of the safeguard measure, issuing its monitoring report in February 2024. The President must consider the USITC’s views but is not required to act prior to the expiration of the safeguard in February 2026.

Canadian Antidumping and Countervailing Duties Expiry Review

On June 3, 2015, the Canada Border Services Agency (“CBSA”) released final determinations regarding the dumping and subsidization of solar modules and laminates originating from China. The CBSA determined that such goods were dumped and subsidized. The CBSA found Canadian Solar to be a “cooperative exporter” and, as such, ascertained a low (relative to other Chinese exporters) Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal (“CITT”) determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with such negative impact, excluding from its finding 195 W monocrystalline photovoltaic modules made of 72 monocrystalline cells, each cell being no more than 5 inches in width and height. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. The CITT may initiate an expiry review pursuant to Subsection 76.03(3) of the Special Import Measures Act (“SIMA”) before the end of 5 years of its finding. If the CITT does not initiate such an expiry review pursuant to Subsection 76.03(3) of SIMA, the finding is deemed to have been rescinded as of the expiry of the five years.

On April 1, 2020, the CITT initiated the expiry review which concluded on March 25, 2021. The CITT determined to continue its aforementioned finding to impose definitive duties on imports of Chinese solar modules and laminates into Canada and declined to make a product exclusion on the Order for bifacial PV modules consisting of either 72 monocrystalline silicon photovoltaic cells or 144 monocrystalline silicon photovoltaic half-cells, with a power output exceeding 515 Watts and module efficiency exceeding 20.5%. As a result, the Canadian Solar-specific subsidies rate of RMB0.014 per Watt remains unchanged. The subsidies rate applies for a period of five years. The CITT is required to conduct a further expiry review before the scheduled termination of the Order on March 24, 2026.

Patent Dispute

On March 25, 2024, Maxeon Solar Pte. Ltd. (“Maxeon”) filed a patent infringement lawsuit against Canadian Solar, Inc. in the U.S. District Court for the Eastern District of Texas. Maxeon alleges that by manufacturing, importing, selling, or offering for sale of its TOPCon (Tunnel Oxide Passivated Contact) solar modules in the United States, Canadian Solar, Inc., via its affiliates, has directly and indirectly infringed and continues to infringe upon three patents currently held by Maxeon. The three patents asserted by Maxeon are U.S. Patent Nos. 8222516, 8878053, and 11251315. Maxeon’s complaint requests the Court to grant, among other relief, a permanent injunction enjoining Canadian Solar, Inc. from the alleged infringement, and a judgment for monetary damages and fees. The specific amount of monetary damages has not been identified. Based on our preliminary assessment, we believe that our TOPCon solar modules do not infringe Maxeon’s asserted patents and intend to vigorously defend ourselves in the lawsuit.

From time to time, we face patent infringement claims and other disputes, which are inherently uncertain. Although we have been able to resolve such claims and disputes in the past without leaving a material adverse effect on our financial position, we cannot guarantee that any ongoing or potential disputes, if resolved unfavorably to us, will not have a material adverse effect on our business and results of operations. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry – We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could require us to pay significant damage awards.”

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

We are a holding company incorporated under the laws of the Province of Ontario, Canada. We rely primarily on dividends and other income from our majority-owned operating subsidiaries, CSI Solar and Recurrent Energy, to fund cash, investment and financing requirements. CSI Solar is required to comply with the applicable PRC regulations when it pays dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Procedures to Change the Rights of Shareholders

Other than as disclosed in “Item 10. Additional Information—B. Articles—Preferred Share Rights”, Canadian Solar Inc.’s articles and by-laws do not provide for us to be able to change the rights of Canadian Solar Inc.’s shareholders.

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

Principal Canadian Federal Tax Considerations

General

The following is a summary of the principal Canadian federal income tax implications generally applicable to a holder of our common shares who, at all relevant times, (a) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), is fully entitled to the benefits of the Convention, and did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention, and (b) for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), (i) is not a resident, or deemed to be a resident, of Canada; (ii) holds such common shares as capital property and as beneficial owner; (iii) deals at arm’s length with and is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, such common shares in the course of carrying on a business in Canada; (v) did not acquire our common shares by virtue of employment, and (vi) is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, partnership or trust as defined in the Canadian Tax Act (a “U.S. Holder”).

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

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

United States Federal Income Taxation

The following discussion describes certain material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our common shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax consequences, or any state, local and non-United States tax consequences, relating to an investment in our common shares. Except as explicitly described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding our common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, and does not describe any tax consequences arising in respect of the “Foreign Account Tax Compliance Act”, or FATCA, regime.

This discussion applies only to a United States Holder (as defined below) that holds our common shares as capital assets (that is, property generally held for investment) for United States federal income tax purposes. The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our common shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (as defined in the Code) have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

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

Under a published IRS Notice, common shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our common shares are, but we cannot guarantee that our common shares will always be so listed. In addition, we may be eligible for the benefits of the income tax treaty between the United States and Canada, or, if we are treated as a PRC resident enterprise under the PRC tax law (see “—People’s Republic of China Taxation”) then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay to certain non-corporate United States Holders on our common shares would be, subject to applicable limitations, eligible for the reduced rates of taxation.

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

Disposition of the Common Shares

You will recognize gain or loss on a sale or exchange of our common shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the common shares. Subject to the discussion under “Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the common share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company

Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2023, though there can be no assurances in this regard. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot guarantee that the IRS will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

For this purpose, passive income generally includes dividends, interest, royalties, rents and gains from commodities transactions (other than certain royalties, rents and commodities gains derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. We hold a substantial amount of cash and other assets treated as producing passive income, and if the percentage of our assets treated as producing passive income increases, we may be more likely to be a PFIC for the current or one or more future taxable years.

Changes in the value of our assets and/or the nature or composition of our income or assets may cause us to be more likely to be a PFIC. The determination of whether we will be a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of the common shares from time to time, which may be volatile) and by how, and how quickly, we spend our liquid assets and the cash we generate from our operations. Among other matters, if our market capitalization declines, we may be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach (including, if relevant, any approach taken with respect to our market capitalization) are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current taxable year or one or more future taxable years.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. United States Holders should consult their tax advisors regarding the availability of the mark-to-market election and whether making the election would be advisable in such United States Holder’s particular circumstances.

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

In certain circumstances, a United States shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of such corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

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

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of, and the proceeds from the sale or exchange of, our common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification (generally on IRS Form W-9), or otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

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

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business transactions are carried out in various currencies. We continually evaluate our foreign currency exposure based on current market conditions and the locations in which we conduct business. We manage most foreign currency exposures on a consolidated basis, which allows it to net certain exposures and take advantage of natural offsets. The majority of our sales in 2021, 2022 and 2023 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Brazilian reals, Japanese yen, South African rand, Australian dollars and British pounds. From time to time, we enter into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Brazilian Reals, Euros and Thai baht. These transactions involve sales, purchases, borrowings, and investments in currencies other than the functional currencies of different companies in CSI. Therefore, fluctuations in currency exchange rates could have a significant impact on the cash flows we expect to receive or pay. The fluctuations in exchange rates could cause us significant foreign currency transaction risk. We recorded a foreign exchange gain of $77.7 million in 2022 and a foreign exchange gain of $30.6 million in 2023. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

In order to mitigate and limit our exposure to fluctuations in foreign currency rates, from time to time, we enter into derivative transactions to hedge part of our foreign currency exposures primarily against the U.S. dollars using foreign currency forward or option contracts. We incurred a loss on change in fair value of foreign currency derivatives, net of $40.5 million in 2022 and a loss on change in fair value of foreign currency derivatives, net of $27.5 million in 2023. The gains or losses on change in fair value of foreign currency derivatives, net are related to our hedging program.

As of December 31, 2023, we had approximately $280.7 million equivalent of monetary net liabilities balances denominated in various transactional currencies. A 10% appreciation or depreciation of these transactional currencies against their corresponding functional currencies would have an impact of approximately $28.1 million on our foreign exchange loss or gain, excluding the effect of our hedging activities.

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

Taking into account our floating-rate debt, a hypothetical increase in interest rates of 1% would result in an increase in annual interest expense of approximately $17.4 million from debt outstanding as of December 31, 2023 (a hypothetical increase of 1% would have resulted in an increase in annual interest expense of approximately $12.1 million from debt outstanding as of December 31, 2022).

Commodity Price Risk

We are exposed to price risks for the raw materials, components, logistics services, and energy costs used in the manufacturing and transportation of our solar modules and battery energy storage solutions, and EPC costs for our energy business.

Some of our raw materials and components are sourced from a limited number of suppliers. From time to time, we enter into long-term supply contracts for raw materials and components. Accordingly, we are exposed to price changes in the raw materials and components used in our solar modules and battery energy storage solutions.

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

For our supply chain management, see “Item 4. Information of the Company—B. Business Overview—Supply Chain Management.” For risks relating to the long-term agreements with our raw material suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Long-term supply agreements may make it difficult for us to adjust our material costs should prices decrease. Also, if we terminate any of these agreements, we may not be able to recover all or any part of the advance payments we have made to these suppliers and we may be subject to litigation.”

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

Recently, inflation has continued to increase, particularly in the U.S. and Europe, resulting in rising transportation, wages, and other costs. Inflation may generally affect us by increasing our costs and expenses. Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for products and services. Our inability to do so could harm our business, financial condition or results of operations.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2021, 2022 and 2023.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2023, has also audited the effectiveness of internal control over financial reporting as of December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Canadian Solar Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 26, 2024, expressed an unqualified opinion on those financial statements.

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
April 26, 2024

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

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Lap Tat Arthur Wong and Leslie Li Hsien Chang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20 F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees (in whole U.S. dollars) by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and its affiliates, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended
	December 31,
	2022	2023
Audit fees(1)	$1,680,000	$1,630,000
Audit related fees(2)	$805,685	$816,130
Tax fees(3)	$117,738	$57,128
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)	“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors and its affiliates that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with statutory audits, agreed upon procedure of our subsidiary companies, quarterly reviews and other related services. In 2022, “Audit related fees” included approximately $0.5 million for the statutory audits and agreed upon procedures of our subsidiary companies. In 2023, “Audit related fees” included $0.5 million for statutory audits and agreed upon procedure of our subsidiary companies.
(3)	“Tax fees” of 2023 were for services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. We have a written policy on the engagement of an external auditor.

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

ITEM 16I   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J  INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NASDAQ listing rules. We have posted our insider trading policy on our website www.canadiansolar.com.

ITEM 16K   CYBERSECURITY

Cybersecurity Risk Management

We collect and maintain information in digital form that is necessary to conduct operations and engage with our customers and business partners, and we are increasingly dependent on information technology systems and network infrastructure to operate our business. We rely on information technology systems to keep financial records, manage our manufacturing operations, maintain quality control, fulfill customer orders, facilitate our research and development initiatives, maintain corporate records, communicate with staff and external parties and operate other critical functions. We operate some of these systems, but we also rely on third-party providers for a range of software, products and services that are critical to our operations and business. Both our and our third-party providers’ information technology systems are vulnerable to threat from cyber intrusion, ransomware, denial of service, phishing, account takeover, data manipulation, and other cyber misconduct.

Our information technology organization seeks to employ best practices, including the implementation of a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information. Our cybersecurity risk management program includes several processes, including, but not limited to, the following:

●	Cybersecurity incident response plan. The plan outlines the processes and procedures that we should follow to respond to, remediate and resolve a security incident involving a potential or actual compromise of our digital information. The plan also describes the structure, roles and responsibilities of internal information technology personnel involved in responding to such incidents and provides a process for alerting management of such incidents. The cybersecurity incident response plan is reviewed on an annual basis and revised as necessary.
●	Incident detection and prevention. We have implemented and maintained technologies and solutions to assist in the prevention of potential cybersecurity incidents. These safeguards include, among other things, intrusion prevention and detection systems, software patch management, including anti-virus and anti-malware installations, and ongoing vulnerability assessments.
●	Internal user and third-party information technology access. We employ various security measures, including data encryption, firewalls, email security and network segmentation with access control lists to restrict data availability to authorized systems and networks.
●	Information technology change management and physical security. We implement safeguards, protocols and procedures to protect data integrity, device vulnerabilities and secure our information technology infrastructure through network tools and systems. We aim to enhance information security by consolidating business systems and information systems on integrated platforms. We further conduct cybersecurity awareness training for our employees.

We designed and assessed our program based on industry standards and framework, including ISO (“International Organization for Standardization”), NIST (“National Institute of Standards and Technology”), and ITIL (“Information Technology Infrastructure Library”). While this does not imply that we meet any particular technical standards, specifications or requirements, we use these industry standards and framework as a guide to assist us to identify, assess and manage cybersecurity risks relevant to our business.

We work with third party cybersecurity professionals to conduct security assessments of our enterprise-wide cybersecurity practices, including penetration testing, and identify areas for continuous improvement within the information security program.

Although we have implemented various measures to protect our information technology systems and mitigate cybersecurity threats, cybersecurity risk can never be eliminated, and we may from time to time be exposed to risks from cybersecurity threats. While we have not experienced any material cybersecurity threats or incidents as of the date of this Annual Report on Form 20-F, there can be no guarantee that we will not be the subject of future successful attacks, threats, or incidents that may materially affect us, including our business strategy, results of operations, or financial condition.

For more information regarding the risks associated with cybersecurity incidents, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Interruption in or failure of information technology, control and communication systems that we manage or that are managed by third parties with which we do business, including cyber-attacks to or other privacy or data security incidents that result in security breaches of these systems, could have an adverse effect on our business, results of operations, and financial condition.”

Cybersecurity Oversight and Governance

The board of directors oversees the Company’s risk management processes directly and through its committees. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational and financial risk areas.

The Nominating and Corporate Governance Committee oversees management’s implementation of our cybersecurity risk management program. The Nominating and Corporate Governance Committee receives periodic reports from management on our cybersecurity risks. In addition, our management updates the Nominating and Corporate Governance Committee, as necessary, regarding any material cyber security incidents, as well as any incidents with lesser impact potential. The Nominating and Corporate Governance Committee reports to the full board of directors regarding its activities, including those related to cybersecurity.

Our management supervises efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, which may include briefings from internal information technology personnel; threat intelligence and other information obtained, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information technology environment. Our internal information technology personnel who support our information security program have relevant educational and industry experience, including holding similar positions at large companies.

PART III

ITEM 17   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18   FINANCIAL STATEMENTS

The consolidated financial statements of Canadian Solar Inc. are included at the end of this annual report.

ITEM 19   EXHIBITS

Exhibit Number	Description of Document
1.1

Certificate of Continuance and Articles of Continuance of Canadian Solar Inc. (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2022 (File No. 001-33107), initially filed with the Securities and Exchange Commission on April 18, 2023).

2.1

Registrant’s Specimen Certificate for Common Shares. (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F for the year ended December 31, 2022 (File No. 001-33107), initially filed with the Securities and Exchange Commission on April 18, 2023)

2.2

Description of Securities of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F for the year ended December 31, 2022 (File No. 001-33107), initially filed with the Securities and Exchange Commission on April 18, 2023).

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

8.1*	List of Significant Subsidiaries
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
97.1*	Clawback Policy of the Registrant
101*	Financial information from registrant for the year ended December 31, 2023 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2021 and 2022; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2021, 2022 and 2023; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2022 and 2023; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2021, 2022 and 2023; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2023; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

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

Date: April 26, 2024

CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Canadian Solar Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition - solar power and battery energy storage asset sales - Refer to Note 2 (y) and Note 22 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from the sale of a solar power and battery energy storage assets at the point in time when a customer obtains control of the solar power and battery energy storage assets. The dollar amount of revenues from the sale of solar power and battery energy storage assets was $399,098 thousand for the year ended December 31, 2023. The solar power and battery energy storage assets are often held in separate legal entities which are formed for the special purpose of constructing the solar power and battery energy storage assets, which the Company refers to as “project companies”. Management of the Company use its judgment to identify performance obligations, and to estimate the variable consideration, if any, as part of the transaction price.

We identified revenue recognition for sales of solar power and battery energy storage assets as a critical audit matter because of the judgments necessary for management to identify performance obligations, and to estimate the variable consideration as part of transaction price according to ASC 606. This requires a high degree of auditor judgment when performing audit procedures to evaluate management’s conclusion of the aforementioned judgmental areas.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s conclusion of identification of performance obligations and estimation of variable consideration included the following, among others:

●	We tested the effectiveness of controls over revenue recognition for sales of solar power and battery energy storage assets, including management’s controls over the conclusion with respect to identification of performance obligation and estimation of variable consideration.

●	We selected samples of solar power and battery energy storage asset sales and performed the following:

o	Evaluated management’s accounting analysis in terms of whether the identification of performance obligations, and determination of transaction price, including estimation of variable consideration, if any, is conducted in accordance with ASC 606.
o	Tested the mathematical accuracy of management’s calculation of revenue for each performance obligation that can be recognized.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2024

We have served as the Company’s auditor since 2006.

CANADIAN SOLAR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2023

	(In Thousands of U.S. Dollars, except share data)
ASSETS
(Including balances in variable interest entities, see Note 10)
Current assets:
Cash and cash equivalents	981,434	1,938,689
Restricted cash	978,116	999,933
Accounts receivable trade, net	970,950	904,943
Accounts receivable, unbilled	57,770	101,435
Amounts due from related parties	48,614	40,582
Inventories	1,524,095	1,179,641
Value added tax recoverable	158,773	162,737
Advances to suppliers, net	253,484	193,818
Derivative assets	17,516	9,282
Project assets	385,964	280,793
Prepaid expenses and other current assets	267,941	283,600
Total current assets	5,644,657	6,095,453
Restricted cash	9,953	7,810
Property, plant and equipment, net	1,826,643	3,088,442
Solar power systems, net	364,816	951,513
Deferred tax assets, net	229,226	263,458
Advances to suppliers, net	65,352	132,218
Investments in affiliates	115,784	236,928
Intangible assets, net	17,530	19,727
Project assets	438,529	576,793
Right-of-use assets	103,600	237,007
Amounts due from related parties	33,489	32,313
Other non-current assets	187,549	254,098
TOTAL ASSETS	9,037,128	11,895,760
LIABILITIES AND EQUITY
(Including balances in variable interest entities, see Note 10)
Current liabilities:
Short-term borrowings	1,443,816	1,805,198
Accounts payable	805,300	813,677
Short-term notes payable	1,493,399	878,285
Amounts due to related parties	89	511
Other payables	853,040	1,359,679
Advances from customers	334,943	392,308
Derivative liabilities	25,359	6,702
Operating lease liabilities	9,810	20,204
Other current liabilities	293,012	587,827
Total current liabilities	5,258,768	5,864,391
Long-term borrowings	813,406	1,265,965
Green bonds and convertible notes	257,615	389,033
Liability for uncertain tax positions	5,730	5,701
Deferred tax liabilities	66,630	82,828
Operating lease liabilities	25,714	116,846
Other non-current liabilities	302,571	465,752
TOTAL LIABILITIES	6,730,434	8,190,516
Commitments and contingencies (Note 21)
Equity:
Common shares – no par value: unlimited authorized shares, 64,506,055 and 66,158,741 shares issued and outstanding at December 31, 2022 and 2023, respectively	835,543	835,543
Additional paid-in capital	1,127	292,737
Retained earnings	1,275,520	1,549,707
Accumulated other comprehensive loss	(170,551)	(118,744)
Total Canadian Solar Inc. shareholders’ equity	1,941,639	2,559,243
Non-controlling interests	365,055	1,146,001
TOTAL EQUITY	2,306,694	3,705,244
TOTAL LIABILITIES AND EQUITY	9,037,128	11,895,760

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars, except share and per share data)
Net revenues	5,277,169	7,468,610	7,613,626
Cost of revenues	4,367,857	6,205,474	6,333,643
Gross profit	909,312	1,263,136	1,279,983
Operating expenses:
Selling and distribution expenses	398,650	558,926	369,670
General and administrative expenses	308,942	342,129	440,488
Research and development expenses	58,407	69,822	100,844
Other operating income, net	(47,068)	(63,802)	(84,339)
Total operating expenses	718,931	907,075	826,663
Income from operations	190,381	356,061	453,320
Other income (expenses):
Interest expense	(58,153)	(74,266)	(114,099)
Interest income	11,051	40,615	51,621
Gain (loss) on change in fair value of derivatives, net	23,785	(44,489)	(27,504)
Foreign exchange gain (loss), net	(47,234)	77,689	30,555
Investment income, net	18,634	858	14,632
Total other income (expenses)	(51,917)	407	(44,795)
Income before income taxes and equity in earnings of affiliates	138,464	356,468	408,525
Income tax expense	(35,844)	(73,353)	(59,501)
Equity in earnings of affiliates	7,256	15,440	14,610
Net income	109,876	298,555	363,634
Less: net income attributable to non-controlling interests	14,628	58,587	89,447
Net income attributable to Canadian Solar Inc.	95,248	239,968	274,187
Earnings per share — basic	$1.55	$3.73	$4.19
Shares used in computation — basic	61,614,391	64,324,558	65,375,084
Earnings per share — diluted	$1.46	$3.44	$3.87
Shares used in computation — diluted	68,872,102	71,183,135	72,194,006

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars)
Net income	109,876	298,555	363,634
Other comprehensive income (loss):
Foreign currency translation adjustment	(26,296)	(150,127)	8,141
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	—	904	(3,487)
Gain (loss) on interest rate swap, net of tax	59	716	(1,124)
Share of gain on changes in fair value of interest rate swap of affiliate, net of tax	—	3,754	11,264
Comprehensive income	83,639	153,802	378,428
Less: comprehensive income attributable to non-controlling interests	10,296	34,345	90,829
Comprehensive income attributable to Canadian Solar Inc.	73,343	119,457	287,599

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated	Earnings
			Additional		Other	Attributable to	Non-
	Common		Paid-in	Retained	Comprehensive	Canadian	Controlling	Total
	Shares		Capital	Earnings	Income (Loss)	Solar Inc.	Interests	Equity
	Number	$	$	$	$	$	$	$

Balance at December 31, 2020	59,820,384	687,033	(28,236)	940,304	(28,679)	1,570,422	322,363	1,892,785
Net income	—	—	—	95,248	—	95,248	14,628	109,876
Foreign currency translation adjustment	—	—	—	—	(21,964)	(21,964)	(4,332)	(26,296)
Acquisition of non-controlling interest’s ownership	—	—	—	—	—	—	(10,719)	(10,719)
Share-based compensation	—	—	8,808	—	—	8,808	—	8,808
Exercise of RSUs	562,376	—	—	—	—	—	—	—
Issuance of ordinary shares, net of issuance costs(1)	3,639,918	148,510	—	—	—	148,510	—	148,510
Proceeds from non-controlling interests	—	—	—	—	—	—	10,003	10,003
Disposal of subsidiaries	—	—	—	—	—	—	(6,588)	(6,588)
Fair value change on derivatives	—	—	—	—	59	59	—	59
Balance at December 31, 2021	64,022,678	835,543	(19,428)	1,035,552	(50,584)	1,801,083	325,355	2,126,438
Net income	—	—	—	239,968	—	239,968	58,587	298,555
Foreign currency translation adjustment	—	—	—	—	(125,885)	(125,885)	(24,242)	(150,127)
Share-based compensation	—	—	9,370	—	—	9,370	—	9,370
Exercise of RSUs	483,377	—	—	—	—	—	—	—
Proceeds from non-controlling interests	—	—	—	—	—	—	2,529	2,529
Transfer of equity interest in subsidiary to non-controlling interest	—	—	11,185	—	544	11,729	4,094	15,823
Disposal of subsidiary	—	—	—	—	—	—	(1,268)	(1,268)
Fair value change of available-for-sale debt securities	—	—	—	—	904	904	—	904
Fair value change on derivatives	—	—	—	—	716	716	—	716
Share of fair value change on derivatives of affiliates	—	—	—	—	3,754	3,754	—	3,754
Balance at December 31, 2022	64,506,055	835,543	1,127	1,275,520	(170,551)	1,941,639	365,055	2,306,694
Net income	—	—	—	274,187	—	274,187	89,447	363,634
Foreign currency translation adjustment	—	—	—	—	6,759	6,759	1,382	8,141
Share-based compensation	—	—	46,981	—	—	46,981	8,354	55,335
Subsidiary’s shares under employee incentive plan	—	—	—	—	—	—	36,416	36,416
Exercise of RSUs	1,652,686	—	—	—	—	—	—	—
Subsidiary’s offering of its equity interests (2)	—	—	244,629	—	38,395	283,024	644,873	927,897
Acquisition on non-controlling interest’s ownership	—	—	—	—	—	—	(1,446)	(1,446)
Proceeds from non-controlling interests	—	—	—	—	—	—	5,910	5,910
Distribution to non-controlling interests	—	—	—	—	—	—	(3,990)	(3,990)
Fair value change of available-for-sale debt securities	—	—	—	—	(3,487)	(3,487)	—	(3,487)
Fair value change on interest rate swap	—	—	—	—	(1,124)	(1,124)	—	(1,124)
Share of fair value change on interest rate swap of affiliates	—	—	—	—	11,264	11,264	—	11,264
Balance at December 31, 2023	66,158,741	835,543	292,737	1,549,707	(118,744)	2,559,243	1,146,001	3,705,244
(1)	Represented proceeds from “at-the-market” offering of 3,639,918 shares of common shares in 2021, net of commissions and offering expenses of $1,490.
(2)	Represented the net proceeds of RMB6,628,683 ($927,897), after deducting the offering expenses of RMB277,929 ($38,995), from the IPO of CSI Solar Co., Ltd in 2023. Refer to Note 26 to the consolidated financial statements for further information.

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars)
Operating activities:
Net income	109,876	298,555	363,634
Adjustments to net income:
Depreciation and amortization	282,769	234,559	307,040
Accretion of green bonds and convertible notes	1,461	1,302	2,145
Loss (gain) on disposal of property, plant and equipment	83	(4,259)	(5,342)
Loss on disposal of solar power systems	(10,091)	—	244
Gain on disposal of investments in affiliates	(10,392)	—	—
Impairment loss of property, plant and equipment	6,084	60,330	5,938
Impairment loss of project assets	17,152	1,674	16,239
Impairment loss of investments in affiliates	—	357	—
Loss (gain) on change in fair value of derivatives, net	(23,785)	44,489	27,504
Gain on change in fair value of other financial assets	—	—	(12,696)
Equity in earnings of affiliates	(7,256)	(15,440)	(14,610)
Allowance for credit losses	7,615	5,773	12,014
Non-cash operating lease expenses	14,321	13,208	18,844
Write-down of inventories	14,070	7,475	113,079
Share-based compensation	8,808	9,370	55,335
Unrealized gain from sales to affiliates	35,890	5,971	2,892
Deferred taxes	(67,386)	16,908	(17,908)
Changes in operating assets and liabilities:
Accounts receivable trade	(284,785)	(357,276)	58,985
Accounts receivable, unbilled	(8,783)	(23,367)	(43,571)
Amounts due from related parties	(68,912)	(4,451)	9,210
Inventories	(518,741)	(406,343)	182,767
Value added tax recoverable	(21,873)	(43,881)	(5,985)
Advances to suppliers	(30,416)	(52,893)	54,915
Project assets	(73,375)	(302,839)	(349,830)
Prepaid expenses and other current assets	(85,754)	151,663	(22,277)
Other non-current assets	20,357	(17,350)	(33,597)
Accounts payable	11,023	351,535	13,115
Short-term notes payable	150,982	721,039	(590,418)
Amounts due to related parties	(171)	(54)	427
Other payables	126,215	(417)	169,944
Advances from customers	(53,998)	209,855	59,383
Operating lease liabilities	(14,156)	(14,160)	(14,571)
Other liabilities	51,248	68,492	337,055
Liability for uncertain tax positions	(7,281)	(1,718)	(29)
Net settlement of derivatives	31,886	(31,851)	(39,133)
Loss contingency accruals	(10,939)	(9,625)	23,873
Net cash provided by (used in) operating activities	(408,254)	916,631	684,615

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars)
Investing activities:
Investments in affiliates	(54,004)	(19,355)	(113,404)
Acquisition of subsidiaries, net of cash	—	—	(9,448)
Investment in equity securities	—	—	(427)
Return of capital from affiliates	2,671	7,083	2,759
Proceeds from disposal of investments in affiliates	14,311	—	301
Purchase of property, plant and equipment	(428,725)	(627,115)	(1,116,461)
Acquisition of right-of-use assets	—	—	(36,121)
Proceeds from disposal of property, plant and equipment	18,555	7,479	10,317
Purchase of solar power systems	(775)	(882)	(408,999)
Proceeds from disposal of solar power systems	18,397	2,302	67
Net cash used in investing activities	(429,570)	(630,488)	(1,671,416)
Financing activities:
Proceeds from short-term borrowings	1,742,064	1,387,537	1,566,240
Repayment of short-term borrowings	(1,879,884)	(1,695,563)	(1,603,571)
Proceeds from long-term borrowings	588,082	770,368	1,016,931
Net proceeds from issuance of green bonds	—	—	121,023
Acquisition of non-controlling interests	(10,719)	—	(1,446)
Proceeds from non-controlling interests	10,003	15,109	5,910
Distribution to non - controlling interests	—	—	(3,990)
Repayment to non-controlling interests	(6,588)	—	—
Net proceeds from issuance of common shares	148,510	—	—
Proceeds from subsidiary's offering of its equity interests	—	—	966,892
Cash payment for transaction costs of subsidiary’s offering	—	—	(38,995)
Repayment of financing liabilities	—	(29,595)	(28,013)
Proceeds from sales-leaseback arrangement	45,693	—	91,648
Repayments of finance lease obligation	(23,090)	(19,217)	(39,801)
Net cash provided by financing activities	614,071	428,639	2,052,828
Effect of exchange rate changes	18,320	(179,561)	(89,098)
Net increase (decrease) in cash, cash equivalents and restricted cash	(205,433)	535,221	976,929
Cash, cash equivalents and restricted cash at the beginning of the year	1,639,715	1,434,282	1,969,503
Cash, cash equivalents and restricted cash at the end of the year	1,434,282	1,969,503	2,946,432
Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	71,006	76,511	121,665
Income taxes paid, net of tax refund	57,396	77,400	83,077
Supplemental schedule of non-cash activities:
Reclassification from project assets to solar power systems	—	263,710	119,067
Reclassification from inventories to solar power systems	—	—	46,197
Borrowings assumed by third parties with project asset sales	118,406	193,578	161,709
Property, plant and equipment costs included in other payables	299,664	549,883	933,029

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

	At December 31,
	2022	2023

	(In Thousands of U.S. Dollars)
Cash and cash equivalents	981,434	1,938,689
Restricted cash — current	978,116	999,933
Restricted cash — non-current	9,953	7,810
Total cash and cash equivalents, and restricted cash shown in the statements of cash flows	1,969,503	2,946,432

The accompanying notes are an integral part of these consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Canadian Solar Inc.(“CSI”) and its subsidiaries (collectively, the “Company”) is one of the world’s largest solar technology and renewable energy companies, leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects. The Company’s geographic footprint is diversified, as its sales as well as development pipeline in various stages of development are located across North America, South America, Europe, South Africa, the Middle East, Australia and Asia.

CSI was incorporated pursuant to the laws of the Province of Ontario in October 2001, and in 2006, changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA. In July 2020, CSI filed articles of continuance to change its jurisdiction from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia. In July 2022, CSI completed its continuance from the corporate jurisdiction under the laws of the province of British Columbia to the corporate jurisdiction under the laws of the province of Ontario pursuant to the Business Corporations Act (Ontario), or OBCA. As a result, CSI is governed by the OBCA, and its affairs are governed by its notice of articles and the articles.

In July 2020, the Company announced its plan to carve-out and publicly list its subsidiary, CSI Solar Co., Ltd. (“CSI Solar”) in China (the “IPO”). Refer to Note 22 for further information.To qualify CSI Solar for the planned carve-out IPO and to bring in leading institutional investors and strategic partners (“third-party investors”), the Company completed a capital raise in 2020 by transferring a portion of CSI Solar shares to third-party investors for an aggregate consideration of RMB1.50 billion (approximately $219,000 on the date of transaction), and selected employees also purchased existing CSI Solar shares from the Company for an aggregated consideration of RMB31 million (approximately $4,500 on the date of transaction), following which, the third-party investors and Canadian Solar employees, in aggregate, owned 20.4% of CSI Solar as of December 31, 2022. The Company’s wholly-owned global project development business, its Recurrent Energy segment, is not a part of the IPO transaction.

In addition, CSI Solar approved an employee incentive plan and utilized a limited liability partnership as a vehicle to hold CSI Solar shares that were used under the employee incentive plan. Eligible CSI Solar directors, employees and board members have collectively subscribed to equity interest in the partnership for an aggregate of RMB248 million ($36,342 on the date of transaction), for which the vesting conditions include the completion of the IPO and the service period.

On June 9 , 2023, CSI Solar completed its IPO and its shares began trading on the Science and Technology Innovation Board (the “STAR Market”) of the Shanghai Stock Exchange (the “SSE”). In the STAR IPO, CSI Solar raised proceeds of $927,897, net of transaction costs. Upon completion of the IPO and as of December 31, 2023, the Company owned 62.24% of the outstanding CSI Solar shares. The Company continues to present CSI Solar as a segment subsequent to the IPO.

As of December 31, 2023, the Company operated two reportable segments as follows:

●	CSI Solar, which consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery energy storage business includes its utility-scale turnkey battery system solutions, as well as a small but growing residential battery energy storage business. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

●	Recurrent Energy, which is the Company’s clean energy project development platform with 15 years of experience delivering solar power and battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

For the Company’s consolidated VIEs, the Company has presented in Note 10, to the extent material, the assets of its consolidated VIEs that can only be used to settle specific obligations of the consolidated VIE, and the liabilities of its consolidated VIEs for which creditors do not have recourse to its general assets outside of the consolidated VIE, except for financial guarantee provided by the Company with respect to the debt obligations of the consolidated VIEs of $25,257 and $11,163 as of December 31, 2022 and 2023, respectively. All intercompany accounts and transactions between the Company and its consolidated VIEs have been eliminated in consolidation.

(c)   Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the Company’s consolidated financial statements and the accompanying notes. Such reclassifications had no effect on previously reported results of operations or retained earnings.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(d)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates under different assumptions or conditions. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition (including identification of performance obligation, determination and allocation of transaction price, determination of deconsolidation of the project companies, estimates of total cost and estimates of variable consideration), allowance for credit losses on accounts receivable, advances to suppliers, warranty insurance receivable and other receivable, valuation of inventories and provision for firm purchase commitments, provision for contingent liability, impairment of long-lived assets and project assets, the estimated useful lives of long-lived assets, determination of assets retirement obligation (“ARO”) associated with long-lived assets, discount rates used to measure operating lease liabilities, accrual for warranty and the recognition of the benefit from the purchased warranty insurance, fair value estimate of financial instruments including foreign exchange option and forward contracts and other types of derivative, accrual for uncertain tax positions, valuation allowances for deferred tax assets, applying acquisition method of accounting to business acquisitions, the impairment on goodwill and intangible assets acquired, the grant-date fair value of share-based compensation awards and related forfeiture rates.

(e)   Cash and cash equivalents and restricted cash

Cash and cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents consist of cash on hand, money market fund and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when acquired.

Restricted cash represents amounts held by banks, which are not available for the Company’s general use, as security for issuance of short-term notes payable, letters of guarantee, letters of credit and bank borrowings. Upon maturity of the letters of guarantee and letters of credit, and repayment of short - term notes payable or bank borrowings, the deposits are released by the bank and become available for general use by the Company.

(f)   Accounts receivable, unbilled

Accounts receivable, unbilled represents a contract asset for revenue that has been recognized in advance of billing the customer. The Company uses a cost-based input method to recognize revenue from battery energy storage solutions and EPC services when all relevant revenue recognition criteria have been met. Under this accounting method, revenue may be recognized in advance of billing the customer, which results in the recording of accounts receivable, unbilled. Once the Company meets the billing criteria under such contract, the rights to consideration becomes unconditional, it bills the customer and reclassifies the unbilled balance to accounts receivable trade. Billing requirements vary by contract, but are generally structured around completion of certain construction milestones.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(g)    Allowance for credit losses

The Company’s accounts receivable trade, advances to suppliers, warranty insurance receivable and other receivable are presented net of an allowance for credit losses. The Company establishes current expected credit losses (“CECL”) through an assessment based on external credit rating, internal credit rating and historical loss rates of debtors. Where CECL is measured on a collective basis or caters for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the aging status; and nature, size and industry of debtors.

The Company has been purchasing credit insurance from insurers, such as the China Export & Credit Insurance Corporation and PICC Property and Casualty Company Limited, for certain of its accounts receivable trade in order to reduce its exposure to credit loss. The Company provides an allowance for accounts receivable trade considering factors such as historical collection experience, the age of the accounts receivable and other currently available evidence supporting recoverability. An allowance is recorded regardless of whether such account is covered by credit insurance. At the time the claim is made, the Company records a receivable from these insurers equal to the expected recovery up to the amount of the specific allowance, and a corresponding reduction in general and administrative expenses. The balance of receivable from these insurers in prepaid expenses and other current assets were $1,873 and $2,929 as of December 31, 2022 and 2023, respectively.

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

When an impairment indicator suggests that the carrying amounts of inventories might not be recoverable, adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated net realizable value based on historical and forecast demand. Impairment indicators considered for these purposes are, among others, obsolescence and damages, decrease in market prices, and future demand forecast.

(j)    Project assets

Project assets consist primarily of capitalized costs relating to solar power and battery energy storage assets in various stages of development prior to the intended sale of the solar power and battery energy storage projects. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power and battery energy storage project. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, solar modules, lithium batteries, inverters, energy stations, power plant controllers and related equipment. Interest costs incurred on debt during the construction phase, all deferred financing costs amortized during the construction phase, and indirect project costs are also capitalized within project assets.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(j)    Project assets (Continued)

Solar power and battery energy storage assets are classified as project assets unless the Company has intention not to sell them to third parties. In that case, these projects that the Company intends to hold and operate to generate income from the sale or storage of electricity are classified as solar power and battery energy storage systems on the consolidated balance sheets. During the development phase, the Company capitalizes costs of the solar power and battery energy storage assets as guided by ASC 970. The costs to develop or construct solar power and battery energy storage assets are presented as operating activities or investing activities in the consolidated statement of cash flows, if they are related to project assets or solar power and battery energy storage systems, respectively. While the solar power and battery energy storage assets are in the development phase, they are generally classified as non-current assets, unless it is anticipated that the sale will occur within one year. Appropriateness of the classification of the solar power and battery energy storage assets is assessed based on the circumstances on each balance sheet date. Solar power and battery energy storage assets that the Company intends to sell within one year are classified as project assets-current.

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a fully developed or constructed project commercially viable or recoverable if it is anticipated to be sold for a profit. Otherwise, the Company considers the project commercially viable or recoverable if the anticipated selling price less cost to sell is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, permitting, grid interconnection, capital cost, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the project asset and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within cost of revenues in the consolidated statements of operations.

Project assets are often held in separate legal entities and VIEs which are formed for the special purpose of constructing the project assets, which the Company refers to as “project companies”. The Company consolidates project companies as described in note 2(b) above.

The Company does not depreciate the project assets. Any revenue generated from a solar power and battery energy storage power system connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. If circumstances change, and the Company intends to operate the project assets for the purpose of generating income from the sale or storage of electricity, the project assets will be reclassified to solar power and battery energy storage power systems at the lower of their carrying amounts, adjusted for any depreciation expense that would have been recognized had the project assets been continuously classified as held and used, or fair value at the date of the subsequent decision not to sell.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(k)    Business combination

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. The Company charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred. These costs typically include transaction and integration costs, such as legal, accounting, and other professional fees. The Company recognizes adjustments to provisional amounts to reflect additional information obtained for incomplete facts and circumstances as of acquisition date. The measurement period ends once the Company receives sufficient information to finalize fair value, however, the period will not exceed 1 year from the acquisition date. The Company includes the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date. For the year ended December 31, 2023, the Company completed three acquisitions that were not individually, nor in the aggregate, significant to the consolidated financial position, results of operations and cash flows of the Company.

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

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	10-20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

The Company reviews the estimated useful lives of its solar power systems on an ongoing basis. This review indicated that the actual lives of certain solar power systems were longer than the estimated useful lives used for depreciation purposes in the Company’s financial statements. As a result, effective January 1, 2022, the Company changed the estimates of its useful lives of its solar power systems from 20-25 years to 30 years, based on internal studies and market analysis that support a 30-year useful life as appropriate given advances in solar power technology. The useful life was not changed for projects to be transferred to an offtaker at the end of a PPA that is less than 30 years in duration. The change was being accounted for prospectively as a change in accounting estimate. Depreciation expense for the year ended December 31, 2021 would have been lowered by $2,186 if the change had been made at the beginning of 2021.

(o)   Intangible assets

Intangible assets are comprised of customer-related intangible assets that include customer relationships and backlog, trademark, technical know - how, and computer software purchased from third parties. Intangible assets are recorded at fair value at the time of acquisition less accumulated amortization, if applicable. Amortization is recorded according to the following table on a straight - line basis for all intangible assets:

Customer-related intangible assets	7-20 years
Trademark	20 years
Technical know-how	10 years
Computer software	1-10 years

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2021, 2022 and 2023, the Company recorded nil, $357 and nil of impairment charges on its investments, respectively.

(r)    Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of long-lived assets, including property, plant and equipment, non-current project assets, solar power systems, and intangible assets, when an indicator of impairment has been identified. The Company reviews the long-lived assets each reporting period to assess whether impairment indicators are present. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For long-lived assets, when impairment indicators are present, the Company compares undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group’s carrying value to determine if the asset group is recoverable. Assessments also consider changes in asset group utilization, including the temporary idling of capacity and the expected timing of placing this capacity back into production. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company will recognize an impairment loss for amount by which the carrying amount of the assets exceeds its fair value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. The Company recorded impairment charges for long-lived assets of $6,084, $60,330 and $5,938 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(t)   Advances from customers

The Company may receive payments from customers in advance of the satisfaction of performance obligations primarily for inventory purchases. These current portion amounted to $334,943 and $392,308 as of December 31, 2022 and 2023, respectively, and the non-current portion amounted to nil and $52,693 as of December 31, 2022 and 2023, respectively. These current and non-current amounts are recognized as contract liabilities until the performance obligations are completed and are included as advances from customer and other non-current liabilities in the consolidated balance sheets, respectively, based on the expected timing of performance obligation of the contract liabilities.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(u)   Assets retirement obligation

Certain jurisdictions in which the Company’s long-lived assets are located or certain land lease agreements require the removal of the solar power systems when the project is decommissioned. The Company recognizes the fair value of a liability for an assets retirement obligation (“ARO”) in the period in which the obligation is incurred and a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its expected future value, while the capitalized cost is depreciated over the useful life of the related asset, except in cases where the asset is depreciated over lease terms that differ from its useful life. Upon settlement of the obligation, the Company eliminates the liability and, based on actual cost to retire, may incur a gain or loss. The Company’s ARO included in solar power systems were $399 and $1,249 as of December 31, 2022 and 2023, respectively.

(v)   Leases

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)   Contingencies

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

(x)  Income taxes

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

(y)   Revenue recognition

The Company recognizes revenue when it satisfies a performance obligation by transferring a promised good or service to a customer. The Company is subjected to sales taxes, goods and services taxes and value added taxes on its sales of products, and recognizes revenue net of these taxes and estimated returns.

Solar power products

Solar power products, including solar modules, solar system kits, inverters, accessories and materials related to solar power products are transferred at a point in time when the customers obtain control of the products, which is typically upon shipment or delivery depending on the contract terms. Revenues of solar product sales also include charges to customers for shipping and handling activities. Sales agreements typically contain the assurance-type customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions, see note 2 (ac) for the Company’s accounting policy for warranty.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Revenue recognition (Continued)

Battery energy storage solutions and EPC services

The Company recognizes revenue for the sales of battery energy storage products, at a point in time when the customers obtain control of the products, which is typically upon shipment or delivery depending on the contract terms. Revenue from the delivery of turnkey battery energy storage solutions and EPC services is recognized over time based on the estimated progress to completion using a cost-based input method. This includes the advances that battery energy storage customers are required to make on the value of their battery energy storage solution that is treated as deferred revenue on the Company’s consolidated balance sheet and then recognized as revenue over time based on the estimated progress to completion.

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

Solar power and battery energy storage assets sales

Sales of solar power and battery energy storage assets (project development activities, including sourcing land, interconnection, structuring power purchase agreements, obtaining permits and other requirements) are recognized at a point in time when customers obtain control of solar or battery energy storage assets. For sales of solar power and battery energy storage assets in which the Company obtains an interest in the project sold to the customers, the Company recognizes all of the revenue for the consideration received, including the fair value of the non-controlling interest it obtained, and defer any profit associated with the interest obtained.

The solar power and battery energy storage assets are often held in separate legal entities, trusts or investment funds which are formed for the special purpose of constructing the solar power and battery energy storage projects, which the Company refers to as “project companies”. The Company applies guidance under ASC 810 to determine deconsolidation of the project companies upon transfer of equity interest to the customers, and then applies guidance under ASC 606 to identify performance obligations, and to estimate the variable consideration, if any, as part of the transaction price for revenue recognition.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Revenue recognition (Continued)

Power services (Operations and Maintenance, or “O&M”) and asset management

Power services (O&M) and asset management services are transferred over time when customers receive and consume the benefits provided by the Company’s performance under the terms of service arrangements. Revenues from power services (O&M) and asset management services are recognized over time based on the work completed to date which does not require re-performance and the costs of power services (O&M) and asset management services are expensed when incurred.

Electricity revenue from operating portfolio

Electricity revenue from operating portfolio is generated primarily by the Company’s solar power plants under long-term PPAs, virtual power purchase agreements (“VPPAs”) and performance based energy incentives. For electricity sold under PPAs, the Company generally recognizes electricity revenue based on the price stated in the PPAs when the specific volume of electricity has been generated and transmitted to the grid. Performance-based energy incentives are awarded under certain state programs for the delivery of renewable electricity when the attached conditions have been met and there is reasonable assurance that the incentives will be received. During the years ended December 31, 2021, 2022 and 2023, the Company recognized performance-based energy incentives related to electricity generated of $9,402, $2,908 and $2,772, respectively, in revenue.

The Company evaluates offtake contracts, such as PPAs and VPPAs, and long-term contracts to determine whether the agreements is or contains a lease where the fulfillments of the arrangement is dependent on the use of specific asset and arrangement conveys to the customer the right to control the use of the asset. Where the Company determines that the contractual provisions of a contract contain, or are, a lease and result in the customer assuming the principal risks and rewards of ownership of the asset, the arrangement is a finance lease. Assets subject to finance leases are not reflected as solar power systems and the net investment in the lease, represented by the present value of the amounts due from the lessee, is recorded in the consolidated balance sheet as a finance lease receivable. The payments considered to be part of the leasing arrangement are apportioned between a reduction in the lease receivable and finance lease income. The finance lease income element of the payments is recognized using a method that results in a constant rate of return on the net investment in each period and is reflected in finance lease income on the consolidated statements of operations. Where the Company determines that the contractual provisions of a contract contain, or are, a lease and result in the Company retaining the principal risks and rewards of ownership of the asset, the arrangement is an operating lease. For operating leases, the asset is, or continues to be, capitalized as solar power systems and depreciated over its useful life. Variable lease payment is recognized over the term of lease as contingent rent revenue when output is delivered, whereas fixed lease payment is recognized as lease revenue on a straight-line basis over the lease term.

The Company’s electricity revenue during the years ended December 31, 2021, 2022 and 2023 were as follows:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Electricity Revenue:
CSI Solar Segment	15,302	2,256	3,273
Recurrent Energy Segment	14,118	21,579	44,842
	29,420	23,835	48,115

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Revenue recognition (Continued)

The Company determined that certain PPAs are operating leases and as a result, recognizes revenue as contingent rental revenue when output is delivered. Such revenue, which is presented as electricity revenue above, amounted to $4,940, $4,736 and $4,434 for the years ended December 31, 2021, 2022 and 2023, respectively. The remaining amounts of $24,480, $19,099 and $43,681 for the years ended December 31, 2021, 2022 and 2023, respectively, including performance-based energy incentives are recorded in accordance with ASC 606. For the years ended December 31, 2021, 2022 and 2023, there was no revenue generated from finance lease. In 2023, the Company entered into a fixed-price VPPA for the offtake of the generation from one of its solar power systems. The VPPA is settled financially on a monthly basis. The Company’s VPPA contract does not meet the definition of a derivative because it does not have a notional amount.

Disaggregation of Revenue

The disaggregation of revenue from contracts with customers for the years ended December 31, 2021, 2022 and 2023 has been disclosed under Segment Information. See Note 22 for details of revenues generated from each product or service and revenues generated from different geographic locations.

The following table represents a disaggregation of revenue recognized at a point in time or over time:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
CSI Solar Segment:
Revenue recognized at a point in time	3,881,573	6,173,338	6,767,156
Revenue recognized over time	271,513	473,747	348,817

Recurrent Energy Segment:
Revenue recognized at a point in time	1,068,179	763,698	399,826
Revenue recognized over time	55,904	57,827	97,827
	5,277,169	7,468,610	7,613,626

For the year ended December 31, 2023, $398,545 of the Company’s revenue was recognized from the beginning balance of contract liabilities as of January 1, 2023. For the year ended December 31, 2022, $219,836 of the Company’s revenue was recognized from the beginning balance of contract liabilities as of January 1, 2022. Contract liabilities of $725,808 as of December 31, 2023 are expected to be realized within one year.

The Company’s contract assets and liabilities are as follow:

	At December 31,	At December 31,
	2022	2023
	$	$
Contract Assets
Accounts receivable, unbilled	57,770	101,435

Contract Liabilities
Advances from customers	334,943	392,308
Other current liabilities	71,808	333,500
Other non-current liabilities	—	52,693
	406,751	778,501

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Revenue recognition (Continued)

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

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed. Revenue recognized in years ended December 31, 2021, 2022 and 2023 from performance obligations satisfied in prior periods were insignificant.

The Company generally expenses incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. The incremental costs are recorded in operating expense. Incremental costs of obtaining a contract with an amortization period of more than one year are not material to the Company.

(z)   Shipping and handling

Payments received from customers for shipping and handling activities are included in net revenues. Shipping and handling costs relating to sales within the CSI Solar segment of $316,358, $453,865 and $237,947, are included in selling and distribution expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

(aa) Research and development

Costs related to the design, development, testing and enhancement of products are included in research and development expenses. Research and development costs are expensed when incurred and amounted to $58,407, $69,822 and $100,844 for the years ended December 31, 2021, 2022 and 2023, respectively.

(ab) Other operating income, net

Other operating income, net primarily consists of gains or losses on disposal of solar power systems and property, plant and equipment, government grants received and weather-related project damages.

Government grants primarily consist of unrestricted and restricted grants and subsidies. Unrestricted grants received that allowed the Company’s full discretion in utilizing the funds are recognized as other operating income when it is probable that all the conditions stipulated by the local governments, generally for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments, have been satisfied. Restricted grants received that are related to ROU assets, property, plants and equipment and certain projects, are recorded as deferred subsidies in other non-current liabilities and are amortized on a straight-line basis over the term of related assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ab) Other operating income, net (Continued)

As of December 31, 2023, the Company has $159,991 of government grants in other non-current liabilities.

The following table summarizes the Company’s other operating income, net:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Government grants	(38,468)	(59,543)	(79,241)
Net (gain) loss on disposal of property, plant and equipment	83	(4,259)	(5,342)
Net (gain) loss on disposal of solar power system	(10,091)	—	244
Weather-related project damages	1,408	—	—
	(47,068)	(63,802)	(84,339)

(ac) Warranty costs

Before 2009, the Company typically sold its standard solar modules with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. In 2009, the Company increased its guarantee for defects in materials and workmanship to six years. In 2011, the Company increased its guarantee for defects in materials and workmanship to ten years. In 2019, the Company increased its guarantee for defects in materials and workmanship up to 12 years. In 2022, the Company increased its guarantee for defects in materials and workmanship up to 15 years or 25 years, and provided warranty against decline in performance for certain module types for a period of 25 years. The Company has also provided warranty against decline in performance for its bifacial module and double glass module products for 30 years.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ac) Warranty cost (Continued)

The Company maintains warranty reserves to cover potential liabilities that could arise under these guarantees and warranties related to defects that existed when the product was sold to the customer. Due to limited warranty claims to date, the Company accrues the estimated warranty costs based on an assessment of its competitors’ and its own actual claim history, industry-standard accelerated testing, estimates of failure rates from the Company’s quality review, and other assumptions that the Company believes to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual for warranty costs differs from the estimates, the Company will prospectively revise its accrual rate. The Company currently records a 1% warranty provision against the revenue from sales of solar module products.

The Company warrants its battery energy storage products for a specific amount of time against performance or manufacturing defects. The standard warranty is typically for an initial term of 1 to 5 years from the date of installation, and is accounted for as an assurance-type warranty, which provides a guarantee of quality, limited to specific usage parameters, and does not represent a separate performance obligation. Extended warranties and performance guarantees for up to an additional 15 years that the customers purchase separately are accounted for as separate performance obligations. The Company accrue warranty reserves at the time of recording the revenue.The Company continuously monitors its warranty failures and review its reserve for the related warranty expenses based on various factors, including historical warranty claims, results of field monitoring, vendor reliability estimates, and data on industry averages for similar products. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary. The Company has obtained warranties from its suppliers to back up a portion of its battery energy storage warranties. The Company also records a liability for specific warranty matters when they become known and are reasonably estimable.

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

The Company has historically entered into agreements with a group of insurance companies to back up a portion of its warranties on solar module products against defects. The insurance companies are obliged to reimburse the Company, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that the Company incurs under the terms of its solar module product warranty policy. The Company records the insurance premiums initially as prepaid expenses and amortizes them over the respective policy periods. The unamortized carrying amount is $264 and $168 as of December 31, 2022 and 2023, respectively, and was included as a component of prepaid expenses and other current assets. The Company views the insured losses attributable to the shipment of defective products covered under its warranty as analogous to potential claims, or claims that have been incurred as of the product ship date, but not yet reported. The Company expects to recover all or a portion of the cost of its obligations with respect to the defective solar module products through insurance claims. Therefore, the Company’s accounting policy is to record an asset for the amount determined to be probable of recovery from the insurance claims (not to exceed the amount of the total losses incurred), consistent with the guidance set forth at ASC 410-30.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ac) Warranty costs (Continued)

To the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, the Company will establish a provision for uncollectible amounts based on the specific facts and circumstances, and the measurement of expected credit losses. To date, no significant provision has been determined to be necessary.

As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in the Company’s consolidated balance sheets. The asset is expected to be realized over the life of the warranty obligation as described above and is treated as a non-current asset consistent with the underlying warranty obligation. The insurance proceeds expected to be collected within twelve months of the balance sheet date is included as current receivable, while the remaining balance is included within other non- current assets on the consolidated balance sheets. The non-current insurance receivable amounts were $84,474 and $82,735 as of December 31, 2022 and 2023, respectively.

The Company made downward adjustments to its accrued warranty costs of $39,449 for the year ended December 31, 2023, to reflect the net effect of a decrease in average selling price of solar modules and a volume increase in solar modules shipment, which are two primary inputs into the estimated warranty costs. Accrued warranty costs, net effect of adjustments, of $45,053, $68,411 and $27,944 are included in cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

(ad) Foreign currency translation

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

(ae) Comprehensive income

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(af) Foreign currency risk

The majority of the Company’s sales in 2021, 2022 and 2023 were denominated in U.S. dollars, Renminbi and Euros, with the remainder in other currencies such as Japanese Yen, Brazilian reals, Australian dollars, South African rand and British pounds. The Company’s Renminbi costs and expenses are primarily related to the sourcing of silicon wafers and polysilicon, other raw materials, such as solar glass and aluminum, labor costs and local overhead expenses within the PRC. From time to time, the Company enters into loan arrangements with commercial banks that are denominated primarily in Renminbi, U.S. dollars, Japanese yen, Brazilian reals and Euros and Thai baht. Most of its cash and cash equivalents and restricted cash are denominated in Renminbi and U.S. dollars. Fluctuations in exchange rates, particularly between the U.S. dollars, Renminbi, Canadian dollars, Japanese yen, Euros, Brazilian reals, South African rand and Thai baht, may result in foreign exchange gains or losses. The Company has hedged part of its foreign currency exposures primarily against the U.S. dollars using foreign currency forward or option contracts.

(ag) Concentration of credit risk

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

The prepayments made by the Company are unsecured and expose the Company to supplier credit risk. As of December 31, 2022 and 2023, gross prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	As of December 31,
	2022	2023
	$	$
Supplier A	35,359	—	(1)
(1)	Not in excess of 10% of total advances to suppliers as of December 31, 2023.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ah) Fair value of financial instruments

The Company applies authoritative guidance for fair value measurements for its financial assets and liabilities. The guidance defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value and requires the use of observable market data when available in determining fair value, is comprised of:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company’s money market fund included in cash equivalent, restricted cash balance, mutual funds to satisfy obligations under employee deferred compensation plan and listed equity securities for all periods presented, use Level 1 fair value inputs.

Level 2—Inputs reflect quoted prices for identical assets or liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

(ai) Derivatives instruments and hedging activity

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

The Company enters into derivatives to hedge its foreign currency risk exposure to losses from non-functional currency-denominated monetary assets, liabilities and cash flows, and to hedge its commodity risk exposure to losses from raw material price fluctuations. When the Company determines to designate a derivative instrument as a cash flow hedge, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative that is used in hedging transactions is highly effective in offsetting changes in cash flows of hedged items. The effective portion of gains and losses on derivatives designated as cash flow hedges are initially deferred in other comprehensive income before being recognized in the statements of operations in the same period as the hedged transactions are reflected in earnings. Gains and losses on derivatives that are not designated or fail to qualify as effective hedges are recognized in the statements of operations as incurred. The Company classifies the cash flows related to realized gain or loss on settlement of derivatives as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

Fair value of the derivative instruments is determined using observable inputs obtained from active markets or pricing models developed based on the underlying price of the hedged items. The values are also adjusted to reflect nonperformance risk of the counterparty with the Company, as necessary.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aj) Earnings per share

Basic earnings per common share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The dilutive effect of outstanding share-based awards is reflected by application of the treasury stock method and convertible notes by application of the if-converted method, as applicable. Common share equivalents are not included in the calculation of dilutive earnings per share if their effects are anti-dilutive.

(ak) Share-based compensation

The Company’s share-based compensation with employees, such as restricted share units (“RSUs”) and share options with a time-based vesting condition, is measured at the grant date, based on the fair value of the award, and is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. The share-based compensation expense related to the award which contains both time-based and performance-based vesting condition will be recognized when it is probable that the performance-based condition will be met. The probability of the performance condition to be met is not reflected when determining the fair value of the award. The Company allocated share-based compensation expenses to cost of revenues, selling and distribution expenses, general and administrative expenses and research and development expenses on its consolidated statements of operations, depending on the job functions of the individuals to whom we granted the restricted share units.

In 2020, the Company’s subsidiary, CSI Solar, approved the CSI Solar employee incentive plan. Determination of estimated fair value of the Company’s subsidiary before public listing requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies that are similar to the Company’s subsidiary. The Company estimated CSI Solar’s enterprise value for purposes of recording share-based compensation, and the information considered by the Company mainly includes but is not limited to future cash flow forecasts, discount rates, and liquidity factors.

(al) Risks and uncertainties related to the COVID-19 pandemic

Over the past three years, the COVID-19 pandemic posed significant challenges to many aspects of the Company’s business, including its operations, customers, suppliers and projects. On May 5, 2023, the World Health Organization announced that COVID-19 was no longer a public health emergency.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(am) Recently issued accounting pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), to provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The new guidance is effective, at the Company’s election, beginning March 12, 2020 through December 31, 2022. In addition, in January 2021 the FASB issued ASU No. 2021-01, “Reference Rate Reform — Scope,” which clarified the scope of ASC 848 relating to contract modifications. In addition, in December 2022, the FASB issued ASU No. 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,” which deferred the sunset date in Topic 848 from December 31, 2022 to December 31, 2024. The ASU 2022-06 became effective upon issuance. As of December 31, 2023, the Company no longer had any LIBOR debts. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements, as all of the Company’s previous LIBOR debt agreements contemplated a change to the Secured Overnight Financing Rate (SOFR) as the reference rate upon discontinuance of LIBOR.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (Topic 606). At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new standard was effective for the Company beginning January 1, 2023. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50) - Disclosure of Supplier Finance Program Obligations, which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The amendment in this update is expected to improve financial reporting by requiring new disclosures about the programs, thereby allowing financial statement users to better consider the effect of the programs on an entity’s working capital, liquidity, and cash flows. The new standard is effective for fiscal years beginning after December 15, 2022, except for the amendment on roll forward information which is effective for fiscal years beginning after December 15, 2023. The Company adopted provisions of this ASU beginning January 1, 2023, with the exception of the amendment on rollforward information, which was adopted in January 1, 2024. Adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In March 2023, the FASB issued ASU No. 2023 - 01, Leases (Topic 842): Common Control Arrangements, which requires leasehold improvements associated with common control leases to be amortized over the useful life to the common control group. The new standard is effective for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of adopting this new guidance and the potential effects it could have on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023 - 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this new guidance on disclosures in the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of specific categories in the income tax rate reconciliation, and additional information for reconciling items that meet a quantitative threshold disaggregated by nature and jurisdiction. The new standard is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this new guidance and the potential effects it could have on the Company’s consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. ALLOWANCE FOR CREDIT LOSSES

Allowance for credit losses is comprised of allowances for accounts receivable trade, advances to suppliers, warranty insurance receivable and other receivable. Warranty insurance receivable was included as a component of other non - current assets. Other receivable was included as a component of prepaid expenses and other current assets.

Accounts receivable trade, net consisted of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Accounts receivable trade, gross	1,020,880	961,745
Allowance for credit losses	(49,930)	(56,802)
Accounts receivable trade, net	970,950	904,943

Advances to suppliers, net consisted of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Advances to suppliers, gross	320,211	328,460
Allowance for credit losses	(1,375)	(2,424)
Advances to suppliers, net	318,836	326,036

Warranty insurance receivable, net consisted of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Warranty insurance receivable, gross	84,474	84,035
Allowance for credit losses	—	(1,300)
Warranty insurance receivable, net	84,474	82,735

Other receivable, net consisted of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Other receivable, gross	129,195	145,376
Allowance for credit losses	(9,999)	(11,878)
Other receivable, net	119,196	133,498

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

3. ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table presents the change in the allowances for credit losses related to the Company’s accounts receivable trade, advances to suppliers, warranty insurance receivable and other receivable:

		Advances to
		Suppliers, Warranty
	Accounts Receivable	Insurance Receivable and
	Trade	Other Receivable
	$	$
Balance as of December 31, 2020	40,293	28,502
Provision for credit losses, net	7,171	444
Write-offs	(197)	(53)
Foreign exchange effect	(141)	186
Balance as of December 31, 2021	47,126	29,079
Provision for credit losses, net	4,349	1,424
Write-offs	(109)	(18,295)
Foreign exchange effect	(1,436)	(834)
Balance as of December 31, 2022	49,930	11,374
Provision for credit losses, net	7,381	4,633
Write-offs	(2,073)	(242)
Foreign exchange effect	1,564	(163)
Balance as of December 31, 2023	56,802	15,602

4. INVENTORIES

Inventories consist of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Raw materials	310,394	222,826
Work-in-process	265,109	139,116
Finished goods	948,592	817,699
	1,524,095	1,179,641

Finished goods include modules of $161,138 and $112,440 as of December 31, 2022 and 2023, respectively, that allow solar energy systems to qualify for the U.S. Federal Investment Tax Credit by satisfying the 5% safe harbor method outlined in the U.S. Internal Revenue Service (“IRS”) guidance notice.

In 2021, 2022 and 2023, inventory was written down by $14,070, $7,475 and $113,079, respectively, to reflect the lower of cost and net realizable value.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

5. PROJECT ASSETS

Project assets consist of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Project assets — Development cost, including project acquisition and land cost	444,858	651,920
Project assets — EPC and other construction cost	379,635	205,666
	824,493	857,586
Current portion	385,964	280,793
Non-current portion	438,529	576,793

The Company recorded impairment loss on project assets of $17,152, $1,674 and $16,239 for the years ended December 31, 2021, 2022 and 2023, respectively. Interest capitalized during development and construction of project assets was $17,316, $26,439 and $27,676 for the years ended December 31, 2021, 2022 and 2023, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Buildings	764,577	978,924
Leasehold improvements	30,896	44,275
Machinery	1,470,957	2,213,281
Furniture, fixtures and equipment	58,928	178,455
Motor vehicles	11,527	14,768
Freehold land	39,285	45,397
	2,376,170	3,475,100
Accumulated depreciation	(908,888)	(1,061,281)
Subtotal	1,467,282	2,413,819
Construction in progress	359,361	674,623
Property, plant and equipment, net	1,826,643	3,088,442

Depreciation expense of property, plant and equipment was $266,956, $225,351 and $287,130 for the years ended December 31, 2021, 2022 and 2023, respectively. Construction in progress primarily represents production facilities under construction and the machinery under installation.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

7. SOLAR POWER SYSTEMS, NET

Solar power systems, net consist of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Solar power systems in operation	172,707	532,833
Solar power systems under construction	209,200	450,339
	381,907	983,172
Accumulated depreciation	(17,091)	(31,659)
Solar power systems, net	364,816	951,513

The Company reclassified certain project assets of nil, $263,710 and $119,067 to solar power systems during the years ended December 31, 2021, 2022 and 2023, respectively. The Company intends to operate the project assets for the purpose of generating income from the sale of electricity.

Depreciation expense of solar power systems was $11,212, $4,074 and $14,266 for the years ended December 31, 2021, 2022 and 2023, respectively. Interest capitalized during development and construction of solar power systems, net was nil, $18,666 and $33,097 for the years ended December 31, 2021, 2022 and 2023, respectively.

8. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, net:

	Gross
	Carrying	Accumulated
At December 31, 2023	Amount	Amortization	Net
	$	$	$
Computer software	37,898	(23,820)	14,078
Customer-related intangible assets	3,647	(478)	3,169
Trademark	2,533	(53)	2,480
Total intangible assets, net	44,078	(24,351)	19,727

	Gross
	Carrying	Accumulated
At December 31, 2022	Amount	Amortization	Net
	$	$	$
Technical know-how	1,443	(1,430)	13
Computer software	37,648	(20,131)	17,517
Total intangible assets, net	39,091	(21,561)	17,530

Amortization expense for the years ended December 31, 2021, 2022 and 2023 were $4,601, $3,586 and $3,793, respectively.

Amortization expenses of the above intangible assets are expected to be approximately $3,532, $3,066, $2,821, $2,669, $2,597 and $5,042 for the years ending December 31, 2024, 2025, 2026, 2027, 2028 and thereafter, respectively.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

The Company’s foreign currency derivative instruments relate to foreign exchange options or forward contracts involving major currencies such as Renminbi, Brazilian reals, Euros, Canadian dollars, Japanese Yen and South African rand. Since its derivative instruments are not traded on an exchange, the Company values them using standard industry valuation models. As applicable, these models use market-based observable inputs, including credit risk, foreign exchange rates, forward and spot rates for currencies. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are considered as Level 2 inputs.

Interest rate swap and commodity hedge

In 2022 and 2023, the Company entered into interest rate swaps to manage part of its interest rate risks, and entered into commodity hedge to manage part of its risks of rising raw material costs.

The estimated fair value of interest rate swaps and commodity hedge was measured based on observable market data, which were considered Level 2 inputs. The unrealized gains or losses on interest rate swaps that qualified as cash flow hedges were recognized in other comprehensive income.

The fair value of derivative instruments on the consolidated balance sheets as of December 31, 2022 and 2023 and the effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Fair Value of Derivative Assets
	At December 31, 2022		At December 31, 2023
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative assets — current	7,730	Derivative assets — current	9,282
Foreign exchange option contracts	Derivative assets — current	9,576	Derivative assets — current	—
Commodity hedge	Derivative assets — current	210	Derivative assets — current	—
Interest rate swap	Other non-current assets	1,064	Other non-current assets	387
	Total	18,580	Total	9,669

	Fair Value of Derivative Liabilities
	At December 31, 2022		At December 31, 2023
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		$		$
Foreign exchange forward contracts	Derivative liabilities — current	24,104	Derivative liabilities — current	6,702
Foreign exchange option contracts	Derivative liabilities — current	1,255	Derivative liabilities — current	—
Interest rate swap	Other non-current liabilities	—	Other non-current liabilities	801
	Total	25,359	Total	7,503

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

Interest rate swap and commodity hedge (Continued)

		Amount of Gain (Loss)
		Recognized in Statements
	Location of	of Operations
	Gain (Loss) Recognized	Years Ended December 31
	in Statements of Operations	2021	2022	2023
		$	$	$
Foreign exchange forward contracts	Gain (loss) on change in fair value of derivatives, net	22,582	(49,388)	(38,241)
Foreign exchange option contracts	Gain (loss) on change in fair value of derivatives, net	220	8,918	10,712
Commodity hedge	Gain (loss) on change in fair value of derivatives, net	983	(4,019)	25
	Total	23,785	(44,489)	(27,504)

Marketable securities

In 2020, the Company received shares of Suzhou Good-Ark Electronics Co., Ltd (“Good-Ark”), listed on Shenzhen stock exchange, for the disposal of its ownership of Suzhou iSilver Materials Co., Ltd as part of the consideration. These shares were carried at fair value of $18,337 and $15,190 as of December 31, 2022 and 2023, respectively, included as a component of Prepaid expenses and other current assets. Fair value gain on these shares of $4,744 was recorded under investment income in the consolidated statements of operations for the year ended December 31, 2021, and fair value losses of $418 and $2,826 were recorded for the years ended December 31, 2022 and 2023 under investment income, net, respectively, in the consolidated statements of operations. The fair values of Good-Ark were measured based on quoted prices on the Shenzhen stock exchange, which is classified as Level 1 fair value input.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

9. FAIR VALUE MEASUREMENT (Continued)

Other fair value measurements

The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

The Company invested in Suzhou Jingkong Energy Technology Co., Ltd., Hangzhou Gaote Electronic Equipment Co., Ltd., Suzhou Hongruida New Energy Equipment Co., Ltd. and Youli Intelligent Technology (Shanghai) Co., Ltd. These shares were accounted for using fair value option, and were included as a component of other non-current assets and were carried at fair value of $7,134 and $22,869 as of December 31, 2022 and 2023, respectively. Unrealized gain on these shares of $1,810 and $15,500 were recorded for the years ended December 31, 2022 and 2023 under investment income, net, in the consolidated statements of operations. The fair value of these investments were measured based on valuation incorporating the Company’s own assumptions that were consistent with those of market participant, and were classified as Level 3 fair value measurements as the inputs are not observable.

The Company invested in available-for-sale debt securities. These investments were carried at fair value of $3,739 and $4,134 as of December 31, 2022 and 2023, respectively, and were included as a component of prepaid expenses and other current assets. Gain of $904 and loss of $3,487 on these investments were recorded for the years ended December 31, 2022 and 2023, respectively, as a component of other comprehensive income (loss). The fair values of the available-for-sale debt securities were measured based on quoted prices of other debt securities with similar maturity dates and interest rates, which is classified as Level 2 fair value input.

The Company recorded property, plant and equipment impairment charges of $6,084, $60,330 and $5,938 for the years ended December 31, 2021, 2022 and 2023, respectively, on certain solar product manufacturing asset group. The fair value of these assets was measured based on prices offered by unrelated third-party willing buyers and classified as Level 3 fair value measurements as the prices are not observable. The impairment was recorded in general and administrative expenses of CSI Solar segment on its consolidated statements of operations.

The Company recorded impairment loss on project assets of $17,152, $1,674 and $16,239 for the years ended December 31, 2021, 2022 and 2023, respectively. The fair value of project assets was measured based on prices offered by unrelated third-party willing buyers and classified as Level 3 fair value measurements as the prices are not observable. The impairment was recorded as cost of revenues on its consolidated statements of operations.

The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under the U.S. GAAP.

The carrying values of cash and cash equivalents, restricted cash, trade receivables, billed and unbilled, amounts due from related parties, other receivable, accounts payables, short-term notes payable, amounts due to related parties, current portion of advances from customers, other payables and short-term borrowings approximate their fair values due to the shorter -term maturity of these instruments. Long-term borrowings were $813,406 and $1,265,965 as of December 31, 2022 and 2023, respectively, which approximate their fair values since most of the borrowings contain variable interest rates. The carrying value of the Company’s outstanding green bonds and convertible notes was $257,615 and $389,033 as of December 31, 2022 and 2023, respectively, which approximates the fair value. The fair value of long-term borrowings and green bonds was measured based on discounted cash flow approach, which is classified as Level 2 as the key inputs can be corroborated with market data.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

As of December 31, 2022 and 2023, the carrying amounts and classifications of the consolidated VIEs’ major assets and liabilities with immaterial items combined, excluding intercompany balances which are eliminated upon consolidation, included in the Company’s consolidated balance sheets are as follows:

	At December 31,	At December 31,
	2022	2023
	$	$
Cash	15,903	10,478
Project assets	320,460	109,144
Other assets	30,163	40,340
Total assets	366,526	159,962

Short-term borrowings	191,792	73,131
Long-term borrowings	49,675	16,956
Other liabilities	26,366	27,376
Total liabilities	267,833	117,463

Net income and overall cash flow activities during the years ended December 31, 2021, 2022 and 2023 were insignificant to the Company’s consolidated financial statements.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES

Investments in affiliates consist of the following:

	At December 31,
	2022		2023
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
	$	(%)	$	(%)
Lingang Frontier (Yangzhou) CSI New Energy Investment Fund, LP	—	—	42,357	44.3
Marangatu Holding S.A.	2,500	30	30,790	30
Suzhou Financial Leasing Co., Ltd.	27,328	4.2	30,048	3.0
Panati Holding S.A.	1,818	30	28,185	30
RE Crimson Holdings LLC	22,272	20	26,551	20
Canadian Solar Infrastructure Fund, Inc.	8,961	14.6	17,677	14.5
Lavras Solar Holding S.A.	14,318	20	12,881	20
Suzhou Zhuosheng Venture Investment Fund, LLP	6,868	17.9	8,957	14.0
Francisco Sa Solar Holding S.A.	7,683	20	7,553	20
Salgueiro Solar Holding S.A	6,595	20	7,250	20
JuSheng (Suzhou) Solar Tech Co., Ltd.	5,922	4.4	7,028	2.2
Jaiba Solar Holding S.A.	5,077	20	4,131	20
Others	6,442	10.9-49	13,520	8.5-49
Total	115,784		236,928

In 2015, the Company co-established an entity, Suzhou Financial Leasing Co., Ltd. and owned an effective interest of 4.2% and 3.0% as of December 31, 2022 and 2023, respectively. One of five board members is designated by CSI Solar. This investment is held through CSI Solar Co., Ltd. and is accounted for under the equity method, as CSI Solar Co., Ltd. has significant influence over the investee.

In 2017, Canadian Solar Infrastructure Fund, Inc. (“CSIF”) completed its initial public offering, and the Company held a total of 56,620 and 65,672 units as of December 31, 2022 and 2023, respectively, representing 14.6% and 14.5% of total units of CSIF, respectively. One out of the three members of the board of directors of CSIF represents the Company. The quorum for a board resolution of CSIF is a majority of the members of the board of directors, and the adoption of a resolution requires a majority of the votes present. As such, the Company is considered to have significant influence over the investee and the equity method is used in this investment.

In 2020, the Company acquired a minor interest in Suzhou Zhuosheng Venture Investment Fund, LLP and owned an effective interest of 17.9% and 14.0% as of December 31, 2022 and 2023. This investment is held through CSI Solar Co., Ltd., and is accounted for under the equity method as it designated a representative to participate in the investee’s investment decision-making processes and exercised significant influence over the investee.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

11. INVESTMENTS IN AFFILIATES (Continued)

In October 2021, the Company acquired a minor interest in JuSheng (Suzhou) Solar Tech Co., Ltd, and owned an effective interest of 4.4% and 2.2% as of December 31, 2022 and 2023, respectively. This investment is held through CSI Solar Co., Ltd., and is accounted for under the equity method as CSI Solar Co., Ltd. designated a representative director to participate in the investee’s policy-making processes and exercised significant influence over the investee.

In December 2020 and December 2021, the Company completed the sales of its majority interests in Horus Solar S.A. De Capital Variable (“Horus”) which holds its Horus project, and Recursos Solares PV De México II S.A. De Capital Variable (“Recursos”) which holds its Tastiota project, respectively, to unrelated third parties. In connection with these sales, $100,896 and $113,843 were recognized as revenue in 2020 and 2021, respectively and the Company’s interest in Horus and Recursos have each decreased to 49%. With the loss of controlling financial interests in Horus and Recursos, the Company derecognized net assets of $10,363 and $7,527 in 2020 and 2021, respectively, and recognized the retained equity interests as investments in affiliates on its consolidated balance sheets. As of December 31, 2022 and 2023, the Company owned 49% of each of Horus and Recursos.

In August 2019, the Company completed the sales of its majority interests in Salgueiro Solar Holding S.A (“Salgueiro”) which holds its Salgueiro project, Francisco Sa Solar Holding S.A (“Francisco”) which holds its Francisco project, Jaiba Solar Holding S.A (“Jaiba”) which holds its Jaiba project, and Lavras Solar Holding S.A. (“Lavras”) which holds its Lavras project, to an unrelated third party. In connection with these sales, $12,793 was recognized as revenue in 2019 and the Company’s interest in Salgueiro, Francisco, Jaiba and Larvras have each decreased to 20%. With the loss of controlling financial interests in Salgueiro, Francisco, Jaiba and Larvras, the Company derecognized net assets of $8,369 in 2019 and recognized the retained equity interests as investments in affiliates on its consolidated balance sheets.

In September 2022, the Company completed the sales of its majority interests in Marangatu Holding S.A. (“Marangatu”) which holds its Marangatu projects, and Panati Holding S.A. (“Panati”) which holds its Panati projects, respectively, to unrelated third parties. In connection with these sales, $12,007 and $2,259 were recognized as revenue, respectively in 2022 and the Company’s interest in Marangatu and Panati have each decreased to 30%. With the loss of controlling financial interests in Marangatu and Panati, the Company derecognized net assets of $6,267 and $2,262, respectively, in 2022 and recognized the retained equity interests as investments in affiliates on its consolidated balance sheets.

In August 2023, the Company, through CSI Solar Co., Ltd., established an entity, Lingang Frontier (Yangzhou) CSI New Energy Investment Fund, LP, with 44.3% effective interest in the form of limited partnership. This investment is accounted for by CSI Solar Co., Ltd under the equity method as it exercised significant influence over the investee.

Equity in earnings of affiliates were $7,256, $15,440 and $14,610 for the years ended December 31, 2021, 2022 and 2023, respectively. Refer to Note 20 for the Company’s related party balances and transactions in 2021, 2022 and 2023.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. LEASE

The Company leases manufacturing facilities in various regions where the Company operates. The Company also leases land for construction and operations of solar power systems, and leases office space, office equipment and motor vehicles for its sales and administrative functions. Leased assets are mainly located in the United States, PRC and Europe.

The Company capitalizes lease costs to its project assets and solar power systems, when such costs qualify for capitalization as during periods in which activities necessary to get the property ready for its intended use are in progress.

The leases considered as ROU assets have various terms of up to 50 years. The Company also has certain leases with terms of 12 months or less, which are not recorded on the consolidated balance sheet.

The components of lease expenses were as follows:

	Year ended	Year ended
	December 31, 2022	December 31, 2023
	$	$
Finance lease cost:
Amortization of ROU assets	11,406	49,483
Interest on lease liabilities	1,994	5,368
Operating fixed lease cost	14,936	24,489
Short-term lease cost	1,028	1,824
Total lease cost	29,364	81,164

Supplemental balance sheet information related to leases was as follows:

		At	At
	Balance Sheet Location	December 31, 2022	December 31, 2023
		$	$
Assets:
Operating lease assets	Right-of-use assets	35,506	132,786
Land use rights, net	Right-of use assets	68,094	104,221
Total operating lease ROU assets		103,600	237,007

Finance lease assets	Property, plant and equipment, net	41,705	163,553
Total finance lease ROU assets		41,705	163,553

Liabilities:
Operating lease	Operating lease liabilities – current	9,810	20,204
Operating lease	Operating lease liabilities – non-current	25,714	116,846
Total operating lease liabilities		35,524	137,050

Finance lease	Other current liabilities	14,697	88,180
Finance lease	Other non-current liabilities	14,372	71,651
Total finance lease liabilities		29,069	159,831

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

12. LEASE (Continued)

Other supplemental information related to leases was as follows:

	Year ended	Year ended
	December 31, 2022	December 31, 2023
	$	$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from finance lease	(1,994)	(5,368)
Operating cash outflows from operating lease	(15,032)	(19,686)
Financing cash outflows from finance lease	(20,194)	(42,319)
ROU assets obtained in exchange of new finance lease liabilities in non-cash transaction	—	167,726
ROU assets obtained in exchange of new operating lease liabilities in non-cash transaction	14,393	119,412
ROU assets disposed through early termination of operating leases in non-cash transaction	(965)	(3,288)

	At December 31,	At December 31,
	2022	2023
Weighted average of remaining lease term - finance leases (in years)	1.8	4.0
Weighted average of remaining lease term - operating leases (in years)	6.6	14.4
Weighted average of lease discount rate - finance lease	4.9%	5.5%
Weighted average of lease discount rate - operating lease	10.4%	5.7%

As of December 31, 2023, maturities of operating and finance lease liabilities were as follows:

	Operating Lease	Finance Lease	Total Lease
	Payment	Payment	Payment
	$	$	$
Year Ending December 31:
2024	24,927	95,023	119,950
2025	18,322	30,972	49,294
2026	15,952	17,411	33,363
2027	12,351	16,586	28,937
2028	13,655	15,342	28,997
Thereafter	132,225	3,962	136,187
Total future minimum lease payments	217,432	179,296	396,728
Less: imputed interest	80,382	19,465	99,847
NPV for future minimum lease payments	137,050	159,831	296,881

Analysis as:
Short-term	20,204	88,180	108,384
Long-term	116,846	71,651	188,497
Total lease liabilities	137,050	159,831	296,881

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS

Borrowings consist of the following:

	At December 31,	At December 31,
	2022	2023
	$	$
Short-term borrowings related to project assets (1)	333,521	291,982
Other short-term borrowings	1,110,295	1,513,216
Subtotal for short-term borrowings	1,443,816	1,805,198
Long-term borrowings related to project assets	318,987	450,455
Other long-term borrowings	494,419	815,510
Subtotal for long-term borrowings	813,406	1,265,965
Total	2,257,222	3,071,163
(1)	Includes long-term borrowings that were classified as current liabilities because these borrowings are associated with certain solar power and battery energy storage assets that are expected to be sold within one year.

Total borrowings was $3,071,163 as of December 31, 2023, including $1,702,785 and $1,368,378 related to CSI Solar and Recurrent Energy, respectively. In addition, the Company had $161,609 of green bonds related to Recurrent Energy and $227,424 of convertible notes as of December 31, 2023. Total borrowings was $2,257,222 as of December 31, 2022, including $1,200,582 and $1,056,640 related to CSI Solar and Recurrent Energy, respectively. In addition, the Company had $31,638 of green bonds and $225,977 of convertible notes as of December 31, 2022. Refer to Note 17 for further details of the Company’s convertible notes.

As of December 31, 2023, the Company had contractual credit facilities of $5,254,518, of which $2,162,501 has been drawn under borrowings and $366,197 has been drawn under arrangements with banks including bank guarantees, letters of credit and short-term notes payable, and $2,725,820 was available for draw down upon demand. In addition, as of December 31, 2023, the Company also had uncommitted credit facilities of $2,587,712, of which $901,519 has been drawn under borrowings and $411,160 under arrangements with banks including bank guarantees, letters of credit and short-term notes payable. As of December 31, 2023, $374,840 of the Company’s borrowings under its Recurrent Energy business were non-recourse in nature.

The lenders under the Company’s non-recourse facilities generally require the pledge of underlying solar power and battery energy storage assets and do not have direct recourse to Canadian Solar Inc.

As of December 31, 2023, borrowings of $1,647,038 were secured by property, plant and equipment with carrying amounts of $414,195, inventories of $1,763, land use rights of $55,976, restricted cash of $462,959, accounts receivable of $28,237, equity interest of $367,354, project assets of $233,740 and solar power systems of $609,201. These borrowings were recorded as short-term borrowings of $690,215, non-recourse borrowings - current of $146,869, long-term borrowings of $581,983 and non-recourse borrowings of $227,971.

The Company’s significant borrowings during the years ended December 31, 2022 and 2023 were as follows:

In 2016, Canadian Solar Projects K.K. obtained a syndicated three-year loan facility of JPY9,600,000 ($85,200) with Sumitomo Mitsui Banking Corporation (“SMBC”), acting as the lead arranger and 13 other participating financial institutions. The loan proceeds may be used to develop its solar project development pipeline in Japan and for general corporate working capital purposes. In 2020, the facility agreement was renewed with 11 participating financial institutions led by SMBC at a term of two years and a facility amount of JPY9,100,000 ($88,200). In 2021, the subsidiary further expanded the facility to JPY10,000,000 ($89,859) for a term of three years, with a September 2024 maturity. In 2022, the subsidiary amended the facility agreement to tranche 1 loan facility of JPY7,500,000 ($57,198) guaranteed by the Company and tranche 2 loan facility of JPY2,500,000 ($19,066) secured by a pledge of equity interest in CSIF. In 2023, the subsidiary amended the tranche 1 loan facility to JPY6,250,000 ($44,317), with maturity unchanged at September 2024. As of December 31, 2023, both tranche 1 and tranche 2 loan facility was fully drawn.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS (Continued)

In 2020, Recurrent Energy, LLC (“Recurrent”) executed a $75,000 development loan with Nomura Securities International, Inc. In 2021, the syndicated facility was renewed with Nomura at an expanded amount of $125,000 and and was set to mature in December 2023. In November 2023, the maturity of syndicated facility was extended for another two years to November 2025. The outstanding credit facility is secured by certain project assets in the U.S., and is guaranteed by the Company. As of December 31, 2023, the loan was fully drawn.

In 2021, Azuma Kofuji Daiichi Hatsudensho G.K. obtained a JPY24,513,530 ($230,759) project finance loan facility with Nomura Capital Investment Co., Ltd. acting as lead arranger and other participating financial institutions to construct the 100MWp Azuma Kofuji project in Japan. The loan, secured by the project, was assumed by a buyer in connection with the sale of the project in May 2023.

In 2021, Sunmex Renovables, S.A. De C.V., a 51% owned subsidiary, obtained a $60,000 project finance loan facility with Sumitomo Mitsui Banking Corporation (“SMBC”). The facility has been partially drawn for the construction of the El Mayo project in Mexico. As of December 31, 2023, the outstanding balance was $25,584. The Company has provided a guarantee on the outstanding balance through a letter of credit.

In 2021, Canadian Solar Spain S.L.U obtained a €50,000 ($61,132) credit facility with Banco Santander, S.A. (“Santander”). The facility comprises a term loan of €25,000 and a revolving credit facility of €25,000, and is guaranteed by the Company. In 2022, the subsidiary obtained additional term loan facility of €45,000 ($48,309). The facility will mature in May 2024. As of December 31, 2023, the two term loan facilities were fully drawn and the outstanding balance on the revolving credit facility was $27,429.

In 2021, eight Brazilian subsidiaries obtained a BRL500,000 ($95,921) financing facility with BTG Pactual and Itaú BBA to support the equity contribution for the development and construction of solar power projects in Brazil. The facility is guaranteed by the Company and was set to mature in December 2023. In 2023, the maturity of the facility was extended to December 2024. In 2023, two of these subsidiaries received BRL490,934 ($101,213) of non - recourse project financing for the 300MWp Ciranda project portfolio, consisting of BRL285,000 ($60,292) non - recourse project bonds issued in a private placement with investment funds managed by Vinci Partners for Ciranda Phase I, and a BRL205,934 ($40,921) non - recourse project finance facility with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) for Ciranda Phase II. Both the project bonds and project finance facility are secured by the project assets, with maturities set for 2041 and 2047, respectively. As of December 31, 2023, the outstanding balance on the development and construction facility was $95,724, the outstanding balance on the project bonds was $60,909, and the outstanding balance on the project finance facility was $41,024.

In March 2023, Canadian Solar Netherlands Cooperative U.A. secured a $100,000 credit facility with Nomura Securities International, Inc., The facility will mature in March 2025 and is guaranteed by the Company. As of December 31, 2023, the loan was fully drawn.

In June 2023, Canadian Solar Netherlands Cooperative U.A. secured two credit facilities, comprising a €30,000 ($32,736) and $20,000 term loan facility, and a $110,500 revolving credit facility with Santander Corporate & Investment Banking (“Santander CIB”). The two facilities will mature in June 2026 and are guaranteed by the Company. As of December 31, 2023, the term loans and the revolving credit facility were fully drawn.

In October 2023, AURORA 01 GK issued JPY18,500,000 ($121,958) green bonds to finance development and construction costs of Recurrent projects globally. The bonds will mature in September 2026 and is guaranteed by the Company. As of December 31, 2023, the carrying value net of unamortized issuance costs of the green bonds was $128,818, and was included as a component of green bonds and convertible notes on the consolidated balance sheet.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS (Continued)

In 2023, Canadian Solar Sunenergy (Jiaxing) Co. Ltd. entered into credit facilities in the aggregate of RMB2,282,809 ($319,993) with various banks, and these credit facilities will mature through April 2030 by installments. Credit facilities of RMB1,869,600 ($262,044) are unsecured and are guaranteed by CSI Solar, and the remaining RMB413,209 ($57,949) are secured by certain land use rights, property, plant and equipment and equity interest of Canadian Solar Sunenergy (Jiaxing) Co. Ltd., and are guaranteed by CSI Solar. As of December 31, 2023, $165,231 was drawn.

In 2023, CSI Cells (Suqian) Co., Ltd. entered into credit facilities in the aggregate of RMB2,590,000 ($375,229) with various banks, and these credit facilities will mature through September 2026 by installments. Credit facilities of RMB90,000 ($13,097) are unsecured and are guaranteed by CSI Solar, and the remaining RMB2,500,000 ($362,132) are secured by certain property, plant and equipment and equity interest of CSI Cells (Suqian) Co., Ltd, and are guaranteed by CSI Solar. As of December 31, 2023, $142,601 was drawn.

In 2023, CSI Cells (Yangzhou) Co., Ltd. entered into credit facilities in the aggregate of RMB1,900,000 ($263,132) with various banks, and these credit facilities will mature through August 2028 by installments. The credit facilities are secured by certain property, plant and equipment and equity interest of CSI Cells (Yangzhou) Co., Ltd., and are guaranteed by CSI Solar. As of December 31, 2023, $66,350 was drawn.

In 2023, CSI Solar Technology (Xining) Co., Ltd. entered into credit facilities in the aggregate of RMB2,038,947 ($293,293) with various banks, and these credit facilities will mature through May 2028 by installments. Credit facilities of RMB180,000 ($25,761) are unsecured and are guaranteed by CSI Solar. The remaining RMB1,858,947 ($267,532) are secured by certain property, plant and equipment and equity interest of CSI Solar Technology (Xining) Co., Ltd, and are guaranteed by CSI Solar. As of December 31, 2023, $113,415 was drawn.

As of December 31, 2023, the financial covenants related to these borrowings were met.

In connection with the sale of solar projects for the years ended December 31, 2021, 2022 and 2023, borrowings of $118,406, $193,578 and $161,709, respectively, were assumed by the buyers.

These obtained borrowings mentioned above bear effective floating interest rates from 1.2% to 16.8%.

Future principal repayments on the borrowings are as follows. Included in the future principal repayment are $75,550 of current portion of long-term borrowings, associated with certain solar power and battery energy storage assets that are expected to be sold within one year of December 31, 2023:

2024	$1,805,198
2025	551,022
2026	355,269
2027	84,689
2028	49,252
Thereafter	225,733
Total	$3,071,163

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

13. BORROWINGS (Continued)

Weighted average effective interest rates on borrowings are as follows:

	At December 31,	At December 31,
	2022	2023
Short-term borrowings	5.3%	3.8%
Long-term borrowings	4.1%	6.7%

The Company capitalized interest costs incurred on borrowings obtained to finance construction of project assets, solar power systems or property, plant and equipment until the asset is ready for its intended use. The interests incurred during the years ended December 31, 2021, 2022 and 2023 are as follows:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Interest capitalized — project assets	17,316	26,439	27,676
Interest capitalized — solar power systems	—	18,666	33,097
Interest capitalized — property, plant and equipment	—	—	963
Interest expense	58,153	74,266	114,099
Total interest incurred	75,469	119,371	175,835

14. SHORT-TERM NOTES PAYABLE

The Company enters into arrangements with banks whereby the banks issue notes to the Company’s materials and equipment vendors, which effectively serve to extend the payment date of the associated accounts payable. Vendors may present the notes for payment to a bank, including the bank issuing the note, prior to the stated maturity date, but generally at a discount from the face amount of the note. The Company is generally required to deposit restricted cash balances with the issuing bank, which are utilized to immediately repay the bank upon the bank’s settlement of the notes. Given the purpose of these arrangements is to extend the payment dates of accounts payable due to suppliers, the Company has recorded such amounts as short-term notes payable. As payments by the bank are immediately repaid by the Company’s restricted cash balances and other deposits with the same bank, the notes payable does not represent cash borrowings from the bank. As of December 31, 2022 and 2023, short-term notes payable was $1,493,399 and $878,285, respectively.

15. ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Beginning balance	37,732	45,146	76,677
Warranty provision	45,053	68,411	27,944
Warranty costs incurred	(35,432)	(31,943)	(21,011)
Foreign exchange effect	(2,207)	(4,937)	(8,091)
Ending balance	45,146	76,677	75,519

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $1,587,503 as of December 31, 2023.

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

As of December 31, 2022 and 2023, the carrying value of the convertible notes was $225,977 and $227,424, net of unamortized issuance costs of $4,023 and $2,576, respectively. The debt issuance costs are being amortized through interest expense over the period from September 16, 2020, the date of issuance, to October 1, 2025, the date of expiration, using the effective interest rate method at the rate of 3.18%. The amortization expense was $1,302 and $1,447 for the years ended December 31, 2022 and 2023, respectively. Coupon interest of $5,750 was recorded for each of the years ended December 31, 2022 and 2023, of which $1,438 was not paid and was recorded in other payables on the consolidated balance sheets as of December 31, 2022 and 2023.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES

Income tax expenses (benefits)

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Income (loss) before income taxes and equity in earnings of affiliates
Canada	6,237	(19,357)	(61,704)
United States	66,432	22,275	(49,536)
PRC including Hong Kong and Taiwan	(35,943)	193,705	230,768
Japan	51,910	1,179	5,026
Singapore	(7,728)	69,424	153,437
Brazil	14,448	32,052	(44,663)
Thailand	(15,562)	17,155	162,303
Other	58,670	40,035	12,894
	138,464	356,468	408,525
Current tax expense (benefit)
Canada	(1,124)	(16,707)	1,944
United States	15,937	(1,684)	12,570
PRC including Hong Kong and Taiwan	47,356	47,528	55,780
Japan	24,047	3,054	4,104
Singapore	617	872	475
Brazil	6,151	5,023	(7,518)
Thailand	—	—	—
Other	10,097	19,183	7,695
	103,081	57,269	75,050
Deferred tax expense (benefit)
Canada	685	10,629	2,048
United States	(1,604)	1,996	(4,176)
PRC including Hong Kong and Taiwan	(65,017)	500	(724)
Japan	(353)	(173)	2,008
Singapore	—	231	—
Brazil	1,244	5,546	(25,657)
Thailand	—	—	—
Other	(2,192)	(2,645)	10,952
	(67,237)	16,084	(15,549)
Total income tax expense (benefit)
Canada	(439)	(6,078)	3,992
United States	14,333	312	8,394
PRC including Hong Kong and Taiwan	(17,661)	48,028	55,056
Japan	23,694	2,881	6,112
Singapore	617	1,103	475
Brazil	7,395	10,569	(33,175)
Thailand	—	—	—
Other	7,905	16,538	18,647
	35,844	73,353	59,501

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

The Company’s major operating subsidiaries and their respective income taxes are as follows:

Canada

CSI was incorporated in Ontario, Canada and was subject to both federal and Ontario provincial corporate income taxes at a rate of 26.5%. In July 2022, CSI filed articles of continuance to change its jurisdiction from the provincial jurisdiction of British Columbia to the provincial jurisdiction of Ontario. CSI is subject to federal and Ontario provincial corporate income taxes at a rate of 26.5% through December 31, 2023.

United States

Canadian Solar (USA) Inc. was incorporated in Delaware, U.S. and is subject to federal and state corporate income taxes at a rate of 26.4%, 24.6% and 25.5% for the years ended December 31, 2021, 2022 and 2023, respectively.

Canadian Solar SSES (US) Inc. was incorporated in Delaware, U.S. and is subject to federal and state corporate income taxes at a rate of 21.9% and 28.1% for the years ended December 31, 2022 and 2023, respectively.

Recurrent Energy Group Inc. was incorporated in Delaware, U.S. and is subject to federal and state corporate income taxes at a rate of 22.2%, 22.5% and 26.1% for the years ended December 31, 2021, 2022 and 2023, respectively.

Japan

Canadian Solar Japan K.K. was incorporated in Japan and is subject to Japanese corporate income taxes at a normal statutory rate of approximately 31.8% for the years ended December 31, 2021, 2022 and 2023, respectively.

Germany

Canadian Solar EMEA GmbH was incorporated in Munich, Germany and is subject to German corporate income tax at a rate of approximately 33% for the years ended December 31, 2021, 2022 and 2023, respectively.

Brazil

Canadian Solar Brazil Commerce, Import and Export of Solar Panels Ltd. was incorporated in Brazil and is subject to Brazil corporate income tax at a rate of 34% for the years ended December 31, 2021, 2022 and 2023, respectively.

Thailand

Canadian Solar Manufacturing (Thailand) Co.,Ltd. was incorporated in Thailand and is subject to Thailand corporate income taxes at a normal statutory rate of 20%. The Company currently has five Board of Investment certificates for full tax exemption which have different effective years. The certificates started from year 2016 through 2023, respectively, one of which expired in 2021 and the other four will expire in 2024, 2027, 2030 and 2031, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

PRC (Continued)

In 2023, certain of the Company’s PRC subsidiaries, namely Suzhou Sanysolar Materials Technology Co., Ltd, Changshu Tegu New Material Technology Co., Ltd, CSI New Energy Development (Suzhou) Co., Ltd, CSI Solar Technologies (JiaXing) Co., Ltd and Canadian Solar Photovoltaic Technology (Luoyang) Co., Ltd. are HNTEs and enjoyed preferential enterprise income tax rates.

Hong Kong

Canadian Solar International Ltd. was incorporated in Hong Kong, China, and are subject to Hong Kong profits tax at a rate of 16.5% for the years ended December 31, 2021, 2022 and 2023, respectively.

Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and equity in earnings of affiliates and the actual provision and benefit for income taxes is as follows:

	Years Ended December 31,
	2021	2022	2023
Combined federal and provincial income tax rate	27%	27%	27%
Effect of permanent difference	4%	(3)%	(15)%
Effect of different tax rate on earnings in other jurisdictions	9%	1%	(4)%
Effect of tax holiday	(3)%	(1)%	(1)%
Effect of true-up	4%	(2)%	—%
Effect of cross-border tax	—%	—%	1%
Unrecognized tax provision	(5)%	—%	—%
Change in valuation allowance	(3)%	(1)%	7%
Effect of change in tax rate	(7)%	—%	—%
	26%	21%	15%

The aggregate amount and per share effect of tax holiday are as follows:

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars, except per share data)
The aggregate amount	4,466	2,520	3,043
Per share — basic	0.07	0.04	0.05
Per share — diluted	0.07	0.04	0.04

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Hong Kong (Continued)

The components of the deferred tax assets and liabilities are presented as follows:

	At December 31,	At December 31,
	2022	2023
	$	$
Deferred tax assets:
Accrued warranty costs	17,318	12,944
Allowance for credit losses	11,772	14,728
Inventory write-down	1,235	5,807
Future deductible expenses	32,351	28,720
Depreciation and impairment difference of property, plant and equipment and solar power systems	36,332	18,428
Accrued liabilities related to antidumping and countervailing duty deposits	40	39
Government subsidies	28,723	46,712
Net operating losses carry-forward	79,474	131,094
Unrealized foreign exchange loss and capital loss	2,677	190
Interest limitation	14,031	15,471
Others	48,761	62,003
Total deferred tax assets, gross	272,714	336,136
Valuation allowance	(43,488)	(72,678)
Total deferred tax assets, net of valuation allowance	229,226	263,458

Deferred tax liabilities:
Derivative assets	2,899	654
Depreciation difference of property, plant and equipment	34,914	34,625
Insurance recoverable	55	71
Unrealized foreign exchange gain	3,906	1,816
Others	24,856	45,662
Total deferred tax liabilities	66,630	82,828
Net deferred tax assets	162,596	180,630
Analysis as:
Deferred tax assets	229,226	263,458
Deferred tax liabilities	(66,630)	(82,828)
Net deferred tax assets	162,596	180,630

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Hong Kong (Continued)

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises in PRC earned after January 1, 2008, are subject to a 5% or 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2023, the Company provided $5,350 of withholding income tax for undistributed earnings of foreign subsidiaries in 2023 on the basis of expected future distribution plan. As of December 31, 2023, the remaining undistributed earnings of approximately $701,222 attributable to the Company’s PRC subsidiaries and affiliates are considered to be indefinitely reinvested. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Company would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $35,061 to $70,122, depending on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Beginning balance	50,118	45,682	43,488
Additions (reversals)	(4,671)	(1,531)	28,819
Foreign exchange effect	235	(663)	371
Ending balance	45,682	43,488	72,678

As of December 31, 2023, the Company has accumulated net operating losses of $821,591, including U.S. federal and state net operating losses of $331,767, all of which will expire between 2027 and 2043.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

18. INCOME TAXES (Continued)

Hong Kong (Continued)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.

The Company has recognized a valuation allowance of $43,488 and $72,678 as at December 31, 2022 and 2023, respectively.

Uncertain tax positions

The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions in the consolidated balance sheets. In accordance with its policies, the Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as a component of its income tax provision. The amount of interest and penalties accrued as of December 31, 2022 and 2023 was $961 and $956, respectively. The Company does not anticipate any significant changes to its liability for unrecognized tax positions within the next 12 months.

The following table illustrates the movement and balance of the Company’s liability for uncertain tax positions (excluding interest and penalties) for the years ended December 31, 2021, 2022 and 2023, respectively.

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Beginning balance	9,628	5,863	4,770
Reductions for tax positions from prior years/Statute of limitations expirations	(3,763)	(678)	(24)
Foreign exchange effect	(2)	(415)	(1)
Ending balance	5,863	4,770	4,745

The Company is subject to taxation in various jurisdictions where it operates, mainly including Canada, China and the United States. Generally, the Company’s taxation years from 2017 to 2023 are open for reassessment to the Canadian tax authorities. The Company is subject to taxation in the United States and various state jurisdictions. The Company is not currently under examination by the federal or state tax authorities. The Company’s income tax returns for 2019 through 2023 remain open to examination by the U.S. tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes has resulted from the computational errors of the taxpayer. The statute of limitations could be extended to five years under special circumstances. For income tax adjustments relating to transfer pricing matters, the statute of limitations is ten years. Therefore, the Company’s Chinese subsidiaries might be subject to reexamination by the Chinese tax authorities on non-transfer pricing matters for taxation years up to 2018 retrospectively, and on transfer pricing matters for taxation years up to 2013 retrospectively. There is no statute of limitations in case of tax evasion in PRC.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

19. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars, except share and per share data)
Numerator:
Net income attributable to Canadian Solar Inc. — basic	$95,248	$239,968	$274,187
Dilutive effect of convertible notes	5,300	5,183	5,290
Net income attributable to Canadian Solar Inc. — diluted	$100,548	$245,151	$279,477
Denominator:
Denominator for basic calculation — weighted average number of common shares — basic	61,614,391	64,324,558	65,375,084
Diluted effects of share number from RSUs and share options	985,554	586,420	546,765
Dilutive effects of share number from convertible notes	6,272,157	6,272,157	6,272,157
Denominator for diluted calculation — weighted average number of common shares — diluted	68,872,102	71,183,135	72,194,006
Basic earnings per share	$1.55	$3.73	$4.19
Diluted earnings per share	$1.46	$3.44	$3.87

The following table sets forth anti-dilutive shares excluded from the computation of diluted earnings per share for the years indicated.

	Years Ended December 31,
	2021	2022	2023
RSUs and share options	3,877	9,295	48,598

20. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances

The amount due from related parties, current of $48,614 and $40,582 and amount due from related parties, non-current of $33,489 and $32,313 as of December 31, 2022 and 2023, respectively, primarily consist of receivables of $52,424 and $33,664 for Horus, respectively, and $29,613 and $36,832 for Recursos, respectively, as of December 31, 2022 and 2023, each the Company’s 49% owned affiliates in Mexico.

The amount due to related parties as of December 31, 2022 and 2023 were $89 and $511, respectively.

Guarantees and loans

Dr. Shawn Qu fully guaranteed loan facilities from a Chinese bank of RMB12,000 ($1,882) in 2021. No amount was drawn down under the facilities as of December 31, 2021. Dr. Shawn Qu did not guarantee loan facilities of the Company in 2022 and 2023.

Sales and purchase contracts with affiliates

In 2023, the Company sold one solar power project to CSIF, the Company’s 14.54% owned affiliate in Japan, in the amount of JPY230,144 ($1,591). In 2021, the Company sold two solar power projects to CSIF in the amount of JPY30,601,181 ($282,133).

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

20. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Sales and purchase contracts with affiliates (Continued)

In 2021, 2022 and 2023, the Company provided asset management service to CSIF in the amount of JPY829,053 ($7,541), JPY545,131 ($4,180) and JPY1,405,513 ($10,004), respectively, and provided power services (O&M) to CSIF in the amounts of JPY981,161 ($9,195), JPY914,933 ($7,036) and JPY984,527 ($6,974), respectively.

In 2023, the Company sold modules to subsidiaries of Marangatu, the Company’s 30% owned affiliate in Brazil with the remaining 70% ownership by a Brazilian investor, in the amount of $100,939.

In 2023, the Company sold modules to subsidiaries of Panati, the Company’s 30% owned affiliate in Brazil with the remaining 80% ownership by a Brazilian investor, in the amount of $67,463.

In 2021 and 2022, the Company sold modules to subsidiaries of Francisco, the Company’s 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amounts of $24,883 and $642, respectively.

In 2021 and 2022, the Company sold modules to subsidiaries of Lavras, the Company’s 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amounts of $30,064 and $202, respectively.

In 2021 and 2022, the Company sold modules to subsidiaries of Salgueiro, the Company’s 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amounts of $324 and $357, respectively.

In 2021, the Company sold modules to subsidiaries of Jaiba, the Company’s 20% owned affiliate in Brazil with the remaining 80% ownership by Chinese investors, in the amount of $7,090.

In 2021, 2022 and 2023, the Company provided battery energy storage solutions to subsidiaries of Crimson, the Company’s 20% owned affiliate in the U.S. with the remaining 80% ownership by a Canadian infrastructure fund, in the amounts of $19,777, $367,383 and $17,182, respectively.

In 2021, 2022 and 2023, the Company purchased raw materials from Yancheng Jiwa New Material Technology Co., Ltd., the Company’s 10.91% owned affiliate with the remaining 89.09% ownership by Chinese investors, in the amounts of RMB10,831 ($1,688), RMB34,772 ($5,192) and RMB58,869 ($8,300), respectively.

In 2021, the Company purchased raw materials from Luoyang Jiwa New Material Technology Co., Ltd., the Company’s 10.91% owned affiliate with the remaining 89.09% ownership by Chinese investors, in the amount of RMB19,378 ($2,995).

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES

a)    Capital commitments

As of December 31, 2023, the commitments for the purchase of property, plant and equipment were approximately $658,523, and the payment schedule for the commitments is as follow:

Year Ending December 31:	$
2024	622,701
2025	33,234
2026	2,562
2027	9
2028	17
Total	658,523

b)    Solar power system commitments

As of December 31, 2023, the commitments related to construction EPC and other services of the Company’s solar power systems were approximately $32,486, and the payment schedule for the commitments is as follow:

Year Ending December 31:	$
2024	29,715
2025	2,425
2026	346
Total	32,486

c)    Contingencies

Class Action Lawsuits

The Company and certain of its directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that its financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013. The dismissal was subsequently affirmed by the circuit court in December 2013. In January 2015, the plaintiff in the class action lawsuit obtained an order for class certification in respect of certain claims for which he had obtained leave in September 2014 to assert the statutory cause of action for misrepresentation under the Ontario Securities Act, for certain negligent misrepresentation claims and for oppression remedy claims advanced under the Canada Business Corporations Act (the Company’s governing corporate statute at the time). A settlement of the lawsuit in Canada was achieved and approved by the Ontario Superior Court of Justice on October 30, 2020. The settlement is no admission of liability or wrongdoing by the Company or any of the other defendants.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

c)    Contingencies (Continued)

U.S. Antidumping, Countervailing Duty and Safeguard Proceedings

Solar 1 China

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty), with the countervailing duty rate later amended in October 2018. Because the Company was not subject to the fourth administrative review of the antidumping duty order, its antidumping duty rate remained at 13.07%. In this review, the countervailing duty rate applicable to the Company was reduced to 11.59% (from 18.16%) for the broader Company and 10.64% (from 18.16)% for Canadian Solar International Limited. The countervailing duty rates were appealed to the CIT. The CIT remanded the countervailing duty appeal to the USDOC to consider adjustments to the Company’s rate. Pursuant to the CIT’s remand orders, the USDOC made a redetermination that reduced the Company’s countervailing duty rate to 5.02% (from 11.59%) for the broader Company and 4.22% (from 10.64)% for Canadian Solar International Limited. The Company appealed the CIT decision to the Federal Circuit to contest USDOC’s continued assessment of a countervailing duty rate related to the alleged electricity subsidy program. In January 2022, the Federal Circuit sustained the CIT’s decision, and no change was made to the Company’s countervailing duty rate. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

c)    Contingencies (Continued)

The USDOC published the final results of the sixth administrative reviews in October 2020 (antidumping duty) and December 2020 (countervailing duty). USDOC assessed an antidumping duty rate of 68.93% (from 13.07%). The antidumping duty final results were amended to correct ministerial errors in December 2020 and as a result, the antidumping duty rate applicable to the Company was raised to 95.50% (from 68.93%). USDOC assessed a countervailing duty rate of 12.67% (from 9.70%). The countervailing duty final results were amended to correct ministerial errors in April 2021 and, as a result, the Company’s countervailing duty rate was reduced to 11.97% (from 12.67%). The antidumping duty rates were appealed to the CIT. The CIT remanded the antidumping duty appeal to the USDOC to consider adjustments to the Company’s rate. Pursuant to the CIT’s remand order, the USDOC made a redetermination that reduced the Company’s antidumping duty rate to 23.02% (from 95.50)%. This decision by the CIT was appealed to the Federal Circuit in March 2023, and the Company is currently participating in the appeal at the Federal Circuit. The Company did not appeal USDOC’s final results of its sixth administrative review of the countervailing duty order and, therefore, this decision is final and the Company’s countervailing duty rate is expected to remain at 11.97%.

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

The USDOC published the final results of the ninth administrative reviews in July 2023. The USDOC determined that the Canadian Solar entities subject to the ninth antidumping duty administrative review had no shipments during the period of review and therefore, the Company’s antidumping duty rate (0.00)% will remain unchanged for its Solar 1 CSPV products. The USDOC did not change the Company’s countervailing duty rate of 15.87% because the countervailing duty review was rescinded for the Canadian Solar entities subject to the ninth countervailing duty administrative review. The countervailing duty final results were amended in August 2023, but this amendment resulted in no change to USDOC’s determination to rescind the review with respect to the Company. The Company did not appeal USDOC’s final results of its ninth administrative reviews and, therefore, these decisions are final.

The tenth and eleventh antidumping duty and countervailing duty administrative reviews were initiated in February 2023 and February 2024 and are currently underway. The USDOC is currently scheduled to release the final results of the tenth antidumping and countervailing duty administrative reviews in May 2024, subject to potential extensions. The Company submitted a no-shipment certification in the tenth administrative reviews. In its preliminary results, USDOC preliminarily determined that the Company had no shipments and stated its intent to rescind the reviews for the Company. The Company’s antidumping duty and countervailing duty rates, therefore, are expected to remain the same at 0.00% and 15.87%, respectively. USDOC will likely issue preliminary results of the eleventh administrative reviews in late 2024 or early 2025.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

c)    Contingencies (Continued)

Between 2017 and 2019, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 1 antidumping and countervailing duty orders. In March 2018, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 1 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. The Company did not participate in USDOC’s first sunset review. The Company did, however, participate in the USITC’s first sunset review and requested that the Solar 1 duties be revoked. The USITC issued an affirmative determination in March 2019 declining to revoke the Solar 1 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 1 orders remain in effect. In February 2024, the USDOC and USITC initiated the second five - year sunset reviews of the Solar 1 antidumping and countervailing duty orders, and those sunset reviews are currently underway.

Solar 2 China

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

21. COMMITMENTS AND CONTINGENCIES (Continued)

c)    Contingencies (Continued)

The USDOC initiated the eighth administrative review of the Solar 2 China antidumping duty order in April 2023 with respect to certain of the Canadian Solar entities. The USDOC rescinded the eighth administrative review of the Solar 2 China antidumping duty order in July 2023 and therefore, the Company’s antidumping duty rates will remain unchanged for its Solar 2 China CSPV products. The USDOC did not initiate the eighth administrative review of the Solar 2 China countervailing duty order because no parties requested reviews and therefore, the Company’s countervailing duty rates (33.58%) will remain unchanged for its Solar 2 China CSPV products. The USDOC initiated the eighth administrative review of the Solar 2 Taiwan antidumping duty order in April 2023, however, the review was not initiated with respect to the Company and therefore, the Company’s antidumping duty rates will remain unchanged for its Taiwanese CSPV products.

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

Solar 3 Southeast Asia

On April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee filed petitions requesting that the USDOC and USITC initiate investigations into whether new AD/CVD duties should be imposed on CSPV cells and modules imported from Cambodia, Malaysia, Thailand, and Vietnam. If the USDOC and USITC initiate these investigations, there is the potential for significant disruptions to imports of solar cells and modules from Cambodia, Malaysia, Thailand (including by Canadian Solar Manufacturing (Thailand) Co., Ltd.), and Vietnam. The USITC will issue its preliminary determinaton on June 7, 2024, and USDOC will likely announce its AD and CVD preliminary determinations on or around September 30 and November 27, 2024, respectively. Canadian Solar is reviewing the petitions, assessing the potential impacts on the Company, and determining appropriate actions to defend its interests.

Section 201 Safeguard

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

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

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

21. COMMITMENTS AND CONTINGENCIES (Continued)

c)    Contingencies (Continued)

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

On November 16, 2021, the CIT held in Solar Energy Industries Association et al. v. United States (SEIA) that the President acted outside of his statutory authority in issuing Proclamation 10101, and enjoined the Government from enforcing that proclamation. This judgment had the effect of reinstating the exclusion of bifacial modules from the safeguard tariffs and lowering the fourth year safeguard tariff to 15% ad valorem. On January 14, 2022, the Government filed a notice of appeal of SEIA to the Federal Circuit. In November 2023, the Federal Circuit reversed and remanded the CIT’s judgment, finding that the President had acted lawfully in issuing Proclamation 10101. Appellees have filed a petition for en banc rehearing in January 2024, and the Federal Circuit’s decision on the petition is pending. In October 2022, the Company filed an appeal at the CIT challenging U.S. Customs and Border Protection’s erroneous collection of certain Section 201 safeguard duties on bifacial panels pursuant to Proclamation 10101, which the CIT had previously ruled “null and void” in SEIA. The Company’s appeal remains stayed pending final resolution of the SEIA appeal at the Federal Circuit.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

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

21. COMMITMENTS AND CONTINGENCIES (Continued)

c)    Contingencies (Continued)

CSPV cells and modules from Canada are no longer subject to the safeguard measure as of February 1, 2022 following the United States and Canada’s entrance into a memorandum of understanding to resolve a dispute under the U.S.-Mexico-Canada Agreement.

In late 2023, the USITC conducted its second midterm review of the safeguard measure, issuing its monitoring report in February 2024. The President must consider the USITC’s views but is not required to act prior to the expiration of the safeguard in February 2026.

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

On April 1, 2020, the CITT initiated the expiry review which concluded on March 25, 2021. The CITT determined to continue its aforementioned finding to impose definitive duties on imports of Chinese solar modules and laminates into Canada and declined to make a product exclusion on the Order for bifacial PV modules consisting of either 72 monocrystalline silicon photovoltaic cells or 144 monocrystalline silicon photovoltaic half-cells, with a power output exceeding 515 Watts and module efficiency exceeding 20.5%. As a result, the Canadian Solar-specific subsidies rate of RMB0.014 per Watt remains unchanged. The subsidies rate applies for a period of five years. The CITT is required to conduct a further expiry review before the scheduled termination of the Order on March 24, 2026.

Patent Dispute

On March 25, 2024, Maxeon Solar Pte. Ltd. (“Maxeon”) filed a patent infringement lawsuit against Canadian Solar, Inc. in the U.S. District Court for the Eastern District of Texas. Maxeon alleges that by manufacturing, importing, selling, or offering for sale of its TOPCon (Tunnel Oxide Passivated Contact) solar modules in the United States, Canadian Solar, Inc., via its affiliates, has directly and indirectly infringed and continues to infringe upon three patents currently held by Maxeon. The three patents asserted by Maxeon are U.S. Patent Nos. 8222516, 8878053, and 11251315. Maxeon’s complaint requests the Court to grant, among other relief, a permanent injunction enjoining Canadian Solar, Inc. from the alleged infringement, and a judgment for monetary damages and fees. The specific amount of monetary damages has not been identified. Based on its preliminary assessment, the Company believes that its TOPCon solar modules do not infringe Maxeon’s asserted patents and intends to vigorously defend itself in the lawsuit.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

From time to time, the Company receives claims that its products infringe patents of third parties. Although the Company has been able to resolve all of those claims or potential claims without a material adverse effect on the Company, other claims are pending, which if resolved unfavorably to the Company could have a material adverse effect on its business and results of operations.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer of the Company, since he reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Company. To align with the objective of ASC 280, Segment Reporting (“Topic 280”) and to present the Company’s disaggregated financial information consistent with the management approach, the Company reported its financial performance, including revenue, gross profit and income from operations, based on the following two reportable segments:

●	CSI Solar, which consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits and EPC (engineering, procurement, and construction) services. CSI Solar’s e - STORAGE branded battery energy storage business includes its utility - scale turnkey battery system solutions, as well as a small but growing residential battery energy storage business. These storage systems solutions are complemented with long - term service agreements, including future battery capacity augmentation services.
●	Recurrent Energy, which is the Company’s clean energy project development platform with 15 years of experience delivering solar power and battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

The module, EPC and battery energy storage solutions sales from the Company’s CSI Solar business to its Recurrent Energy business are on terms and conditions similar to sales to third parties.

The Company continually monitors and reviews its segment reporting structure in accordance with Topic 280 to determine whether any changes have occurred that would impact its reportable segments.

The Company’s CODM reviews net revenue, gross profit and income from operations, and does not review balance sheet information by segment.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

The following table summarizes the Company’s revenues, gross profit and income from operations generated from each segment:

	Years Ended December 31, 2023
			Elimination
			and
		Recurrent	unallocated
	CSI Solar	Energy	items (1)	Total
	$	$	$	$
Net revenues	7,230,550	497,653	(114,577)	7,613,626
Cost of revenues	6,121,332	292,926	(80,615)	6,333,643
Gross profit	1,109,218	204,727	(33,962)	1,279,983
Income from operations (2)	456,083	96,621	(99,384)	453,320

	Years Ended December 31, 2022
			Elimination
			and
		Recurrent	unallocated
	CSI Solar	Energy	items (1)	Total
	$	$	$	$
Net revenues	6,975,612	821,525	(328,527)	7,468,610
Cost of revenues	5,824,855	660,161	(279,542)	6,205,474
Gross profit	1,150,757	161,364	(48,985)	1,263,136
Income from operations (2)	343,798	80,364	(68,101)	356,061

	Years Ended December 31, 2021
			Elimination
			and
		Recurrent	unallocated
	CSI Solar	Energy	items (1)	Total
	$	$	$	$
Net revenues	4,371,603	1,124,083	(218,517)	5,277,169
Cost of revenues	3,689,126	930,099	(251,368)	4,367,857
Gross profit	682,477	193,984	32,851	909,312
Income from operations (2)	74,132	97,179	19,070	190,381
(1)	Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.
(2)	Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two reportable segments.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

During the years ended December 31, 2021, 2022 and 2023, $6,084, $60,330 and $5,938 of long-lived asset impairment charges, respectively, were recorded related to property, plant and equipment in CSI Solar segment. In addition, the Company recorded nil, $357 and nil of investment impairment in the CSI Solar segment, and $17,152, $1,674 and $16,239 of project assets impairment in the Recurrent Energy segment, for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table summarizes the Company’s net revenues generated from different geographic locations. The information presented below is based on the location of customers’ global or regional headquarters, as appropriate:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
The Americas:
—United States	1,590,573	1,963,956	1,485,919
—Brazil	442,603	623,331	846,387
—Canada	30,792	49,148	52,525
—Mexico	139,611	31,912	50,884
—Puerto Rico	11,344	22,353	37,922
—Chile	18,461	37,370	29,663
—Others	46,210	65,581	112,845
	2,279,594	2,793,651	2,616,145
Asia:
—PRC	1,207,003	1,904,862	2,151,243
—Japan	509,233	325,344	597,188
—India	142,300	197,772	91,020
—Pakistan	48,838	73,531	78,203
—Philippines	6,660	26,578	40,612
—Hong Kong	9,979	46,254	32,707
—United Arab Emirates	6,168	15,974	22,915
—Taiwan	7,702	67,411	19,369
—Vietnam	19,956	9,078	16,208
—Thailand	59,451	9,941	10,217
—Others	121,780	63,034	65,814
	2,139,070	2,739,779	3,125,496
Europe and other regions:
—Spain	100,658	434,841	445,321
—Germany	231,995	322,189	291,385
—South Africa	90,761	118,458	218,596
—United Kingdom	7,749	106,662	144,994
—Norway	157	30,231	139,769
—Australia	165,772	393,959	128,247
—Netherlands	104,715	136,375	81,820
—Italy	6,531	14,465	79,041
—Czech	34,604	79,414	62,079
—Ireland	7,844	63,740	41,611
—Romania	3,699	31,804	24,491
—France	25,980	31,147	22,341
—Others	78,040	171,895	192,290
	858,505	1,935,180	1,871,985
Total net revenues	5,277,169	7,468,610	7,613,626

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

22. SEGMENT INFORMATION (Continued)

The following table summarizes the Company’s long-lived assets, including property, plant and equipment, solar power systems, intangible assets and ROU assets at December 31, 2022 and 2023 by geographic region, based on the physical location of the assets:

	At December 31,	At December 31,
	2022	2023
	$	$
PRC	1,668,177	2,398,130
Thailand	276,497	691,467
United States	5,545	528,538
Brazil	242,761	409,211
EU	27,182	99,738
Argentina	66,017	63,526
Colombia	—	61,847
Japan	14,440	13,164
Canada	6,200	11,401
Others	5,770	19,667
Total long-lived assets	2,312,589	4,296,689

The following table summarizes the Company’s revenues generated from each product or service:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
CSI Solar:
Solar modules	3,328,301	5,534,379	5,941,345
Solar system kits	302,133	538,157	679,350
Battery energy storage solutions	222,655	440,716	245,173
EPC and others	299,997	133,833	250,105
Recurrent Energy:
Solar power and battery energy storage asset sales	1,064,178	761,677	399,098
Power services (O&M) and asset management	35,334	33,776	52,379
Electricity revenue from operating portfolio and others	24,571	26,072	46,176
Total net revenues	5,277,169	7,468,610	7,613,626

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

23. MAJOR CUSTOMERS

No customers accounted for 10% or more of total net revenues for the years ended December 31, 2021, 2022 and 2023.No customers accounted for 10% or more of total net accounts receivable as of December 31, 2022 and 2023.

24. EMPLOYEE BENEFIT PLANS

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for eligible employees is based on 16% of the applicable payroll cost in 2022. The expense incurred by the Company to such defined contributions schemes was $14,362, $17,753 and $26,558 for the years ended December 31, 2021, 2022 and 2023, respectively.

In addition, the Company is required by PRC law to contribute approximately 6-8.5%, 8%, 0.2-0.7% and 0.9-2.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefit schemes were $13,584, $15,918 and $20,702 for the years ended December 31, 2021, 2022 and 2023, respectively.

In the U.S., the Company has a qualified 401 (k) plan which provides retirement benefits for all of its eligible manufacturing and non - manufacturing employees. Under the plan, the Company matches 100% of the first five percent of employee contributions. The matching contribution made by the Company for the 401 (k) plan were $409, $383 and $1,664 for the years ended December 31, 2021, 2022 and 2023, respectively.

25. SHARE-BASED COMPENSATION

2006 Share Incentive Plan

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

Options Activities

During the year ended December 31, 2021, 2022 and 2023, no options were exercised. As of December 31, 2023, there were 26,291 options outstanding with a weighted average exercise price of $9.33 and weighted average remaining contract terms of 0.4 year. The intrinsic value of outstanding options as of December 31, 2023 was $444. No compensation cost on options was recognized in the years ended December 31, 2021, 2022 and 2023.

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

25. SHARE-BASED COMPENSATION (Continued)

RSUs Activities

The Company granted 2,161,098, 444,167 and 206,067 RSUs in 2021, 2022 and 2023, respectively. The RSUs entitle the holders to receive the Company’s common shares upon vesting.

The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants. Between 2021 and 2022, 2,301,000 of the RSUs granted were made to the Company’s directors and a group of key employees, whereby vesting is contingent upon the completion of the IPO of CSI Solar (50% vested on the IPO date, followed by 25% vesting on each of the first and second anniversaries of the IPO). The average grant date fair value of these contingent awards was $25.57 per award. As of December 31, 2023, 1,096,000 of such RSUs were unvested and outstanding.

The fair market value of the Company’s ordinary shares at the date of grant resulted in total compensation cost of approximately $55,822, $12,909 and $7,785 that will be recognized ratably over the vesting period for the RSUs granted in 2021, 2022 and 2023, respectively.

As of December 31, 2023, there was $34,015 of total unrecognized share-based compensation related to unvested RSUs, which is expected to be recognized over a weighted-average period of 1.6 years.

A summary of the RSU activity is as follows:

		Weighted Average
	Number of	Grant-Date
	Shares	Fair Value
		(in whole US dollars)
Unvested at January 1, 2023	3,189,376	25.65
Granted	206,067	38.64
Vested	(1,652,686)	24.81
Forfeited	(82,575)	26.97
Unvested at December 31, 2023	1,660,182	27.21

The total fair value of RSUs vested during the years ended December 31, 2021, 2022 and 2023 was $21,628, $13,276 and $57,298, respectively.

2020 CSI Solar Employee Incentive Plan

In 2020, CSI Solar approved the CSI Solar employee incentive plan. Eligible CSI Solar directors and employees and board members subscribed to equity interest in the partnership for an aggregate of RMB248 million ($36,342 on the date of the transaction). Vesting conditions include the completion of the IPO and the service period, which were met in 2023. The CSI Solar employee incentive plan was accounted for based on the grant date fair value which equals to the value of the discount benefited by the CSI employee incentive plan participants. As of December 31, 2023, no awards granted were outstanding and no future grants may be available for issuance under CSI Solar employee incentive plan.

The following table summarizes the Company’s share-based compensation expense by plan included in the consolidated statements of operations:

	Years Ended December 31,
	2021	2022	2023
	$	$	$
2006 Share incentive plan	8,808	9,370	46,981
2020 CSI Solar employee incentive plan	—	—	8,354
	8,808	9,370	55,335

CANADIAN SOLAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Thousands of U.S. Dollars, unless otherwise indicated)

26. NON-CONTROLLING INTERESTS

In 2023, CSI Solar completed its IPO and its shares began trading on the STAR Market of the SSE. The IPO raised net proceeds of approximately $927,897, of which, $644,873 was recorded in the non-controlling interest, $244,629 was recorded in the additional paid in capital and $38,395 was recorded in accumulated other comprehensive loss.

Following the IPO, the Company holds approximately 62.24% of CSI Solar. CSI Solar’s non-controlling interests’ ownership of the subsidiary changed from 20.41% to 37.76% due to the IPO.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Canadian Solar Inc.:

	Year ended December 31,
	2021	2022	2023
Net income attributable to Canadian Solar Inc.	$95,248	$239,968	$274,187
Transfers from the non-controlling interests:
Increase in the Company’s paid-in capital from transfer of equity interest in subsidiary and subsidiary’s offering of its equity interests	—	11,185	244,629
Increase in the Company’s accumulated other comprehensive loss from transfer of equity interest in subsidiary and subsidiary’s offering of its equity interests	—	544	38,395
Net transfers from non-controlling interests	—	11,729	283,024
Change from net income attributable to Canadian Solar Inc. and transfers from non-controlling interests	95,248	251,697	557,211

27. SUBSEQUENT EVENT

In January 2024, Recurrent Energy B.V., a subsidiary of the Company, entered into a purchase and sale agreement with GRP IV UK Holdco Limited (a Climate Infrastructure business fund by BlackRock) to issue Series A convertible redeemable preferred shares of Recurrent Energy B.V. Under the purchase and sale agreement, BlackRock will invest $500 million in two tranches, representing 20% of its voting rights on an as-converted basis, subject to regulatory approvals and certain terms and conditions.

Additional Information — Condensed Financial Statements of Parent Company

Canadian Solar Inc.

The following condensed financial statements of Canadian Solar Inc. has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.’s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2023 of $1,587,503, exceeded the 25% threshold.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in subsidiaries. The Company’s share of income from its subsidiaries is reported as equity in earnings of subsidiaries in the condensed financial statements. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,	December 31,
	2022	2023

	(In Thousands of U.S. Dollars, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	15,661	642
Amounts due from subsidiaries	582,685	339,809
Prepaid expenses and other current assets	13,218	14,812
Total current assets	611,564	355,263
Investments in subsidiaries	2,158,474	2,561,797
Investments in affiliates	11,745	11,745
Deferred tax assets	1,755	—
Other non-current assets	39,837	39,837
TOTAL ASSETS	2,823,375	2,968,642
LIABILITIES AND EQUITY
Current liabilities:
Amounts due to subsidiaries	640,055	157,821
Derivative liabilities	762	1,438
Other current liabilities	4,522	8,899
Total current liabilities	645,339	168,158
Convertible notes	225,977	227,424
Deferred tax liabilities	4,690	8,115
Liability for uncertain tax positions	5,730	5,702
TOTAL LIABILITIES	881,736	409,399
Equity:
Common shares — no par value: unlimited authorized shares, 64,506,055 and 66,158,741 shares issued and outstanding at December 31, 2022 and 2023, respectively	835,543	835,543
Additional paid-in capital	1,127	292,737
Retained earnings	1,275,520	1,549,707
Accumulated other comprehensive loss	(170,551)	(118,744)
TOTAL EQUITY	1,941,639	2,559,243
TOTAL LIABILITIES AND EQUITY	2,823,375	2,968,642

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars)
Net revenues	341	—	—
Cost of revenues	—	—	—
Gross profit	341	—	—
Operating expenses:
Selling and distribution expenses	766	890	263
General and administrative expenses	9,177	11,261	39,838
Research and development expenses	182	155	97
Other operating income, net	(282)	—	—
Total operating expenses	9,843	12,306	40,198
Loss from operations	(9,502)	(12,306)	(40,198)
Other income (expenses):
Interest expense	(19,677)	(23,229)	(18,720)
Interest income	20,249	20,563	22,862
Gain (loss) on change in fair value of derivatives, net	4,043	(844)	(1,535)
Foreign exchange gain (loss), net	(3,674)	616	(772)
Other income (expenses), net:	941	(2,894)	1,835
Loss before income taxes and equity in earnings of subsidiaries	(8,561)	(15,200)	(38,363)
Income tax benefit (expense)	2,424	8,786	(6,775)
Equity in earnings of subsidiaries	101,385	246,382	319,325
Net income	95,248	239,968	274,187

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars)
Net income	95,248	239,968	274,187
Other comprehensive income (loss) (net of tax)	(21,905)	(120,511)	13,412
Comprehensive income	73,343	119,457	287,599

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2021	2022	2023

	(In Thousands of U.S. Dollars)
Operating activities:
Net income	95,248	239,968	274,187
Adjustments to reconcile net income to net cash provided by provided by (used in) operating activities:
Depreciation and amortization	150	—	—
Accretion of convertible notes	1,461	1,302	1,447
Loss (gain) on change in fair value of derivatives	(4,043)	844	1,535
Equity in earnings of subsidiaries	(101,385)	(246,382)	(319,325)
Share-based compensation	8,808	9,370	28,410
Deferred taxes	805	3,319	5,180
Changes in operating assets and liabilities:
Amounts due from subsidiaries	(206,892)	10,990	245,001
Prepaid expenses and other current assets	17,353	(7,900)	(1,594)
Other non-current assets	(4,907)	10	—
Amounts due to subsidiaries	(42,224)	38,610	(232,650)
Other current liabilities	(27,293)	(1,154)	4,377
Liability for uncertain tax positions	(5,915)	(1,702)	(28)
Net settlement of derivatives	4,633	439	(859)
Net cash provided by (used in) operating activities	(264,201)	47,714	5,681
Investing activities:
Investments in subsidiaries	(138,456)	(65,421)	(22,164)
Investments in affiliates	(5,273)	(990)	—
Loans to subsidiaries	(201,192)	(122,050)	(62,226)
Repayment of loans to subsidiaries	253,816	172,573	69,150
Net cash used in investing activities	(91,105)	(15,888)	(15,240)
Financing activities:
Proceeds from (repayment of) short-term borrowings	(80,000)	—	—
Repayment of loan from subsidiary	—	(49,554)	—
Loan from a subsidiary	280,000	—	—
Net proceeds from issuance of common shares	148,510	—	—
Net cash provided by (used in) financing activities	348,510	(49,554)	—
Effect of exchange rate changes	(797)	5,957	(5,460)
Net decrease in cash, cash equivalents and restricted cash	(7,593)	(11,771)	(15,019)
Cash, cash equivalents and restricted cash at the beginning of the year	35,025	27,432	15,661
Cash, cash equivalents and restricted cash at the end of the year	27,432	15,661	642
Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	20,272	30,521	11,586