Form 20-F
period 2025-12-31
Canadian Solar Inc.
filed 2026-04-10
CIK 1375877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Kitchener, Ontario, N2P 2E9

Canada

(Address of principal executive offices)

Xinbo Zhu, Chief Financial Officer

4273 King Street East, Suite 102

Kitchener, Ontario, N2P 2E9

Canada

Tel: 1 519-837-1881

Fax: 1 519-837-2550

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

67,810,136 common shares issued and outstanding which were not subject to restrictions on voting, dividend rights and transferability, as of December 31, 2025.

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

i

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to:

●	“AC” and “DC” refer to alternating current and direct current, respectively;
●	“AI” refers to artificial intelligence;
●	“BESS” refers to battery energy storage system;
●	“BRL” and “Brazilian reals” refer to the legal currency of Brazil;
●	“Canadian Solar Inc.” refers to Canadian Solar Inc., an Ontario, Canada corporation;
●	“CfD” refers to Contracts for Difference;
●	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“CS PowerTech” refers to CS PowerTech Inc., our majority-owned principal operating subsidiary in the United States, in which we directly and indirectly hold an aggregate of approximately 91% of the equity interests;
●	“CSI”, “we”, “us”, “our company” and “our” refer to Canadian Solar Inc. and its consolidated subsidiaries;
●	“CSI Solar” refers to CSI Solar Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC, in which we hold approximately 64% of the equity interests;
●	“C$” and “Canadian dollars” refer to the legal currency of Canada;
●	“EPC” refers to engineering, procurement and construction;
●	“e-STORAGE” refers to CSI Solar’s e-STORAGE branded battery energy storage business;
●	“ESG” refers to environmental, social and governance;
●	“EU” refers to the European Union;
●	“FIP” refers to feed-in premium;
●	“FIT” refers to feed-in tariff;
●	“GAAP” refers to generally accepted accounting principles;
●	“GHG” refers to greenhouse gases;
●	“Korea” refers to the Republic of Korea, also commonly known as “South Korea”;
●	“Manufacturing” refers to our Company’s manufacturing and sale of solar module and battery energy storage products, conducted through CS PowerTech and CSI Solar;
●	“MW” and “GW” refer to megawatts and gigawatts, respectively;
●	“MWh” and “GWh” refer to megawatt hours and gigawatt hours, respectively;
●	“MWp” and “GWp” refer to megawatt-peak and gigawatt-peak, respectively, which measure peak capacity;

●	“OBCA” refers to the Business Corporation Act (Ontario);
●	“O&M” refers to operation and maintenance;
●	“PPA” refers to power purchase agreement;
●	“PV” refers to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;
●	“Recurrent Energy” refers to our Company’s solar power and battery energy storage project operating and development segment operated through our subsidiaries including Canadian Solar Energy Group B.V. and CSI Energy Project Technology (SuZhou) Co., Ltd., and unless the context suggests otherwise, include Recurrent Energy B.V.;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“U.S.” and “USA” refer to the United States of America;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“shares” and “common shares” refer to common shares, with no par value, of Canadian Solar Inc.;
●	“THB” and “Thai baht” refer to the legal currency of Thailand;
●	“U.K.” refers to the United Kingdom;
●	“VPPA” refers to virtual power purchase agreement;
●	“W”, “kW”, “MW” and “GW” refer to watts, kilowatts, megawatts and gigawatts, respectively;
●	“ZAR” and “South African rand” refer to the legal currency of South Africa;
●	“$”, “US$” and “U.S. dollars” refer to the legal currency of U.S.;
●	“€” and “Euros” refer to the legal currency of the Economic and Monetary Union of the European Union;
●	“£”, “GBP” and “British pounds” refer to the legal currency of the United Kingdom; and
●	“¥”, “JPY” and “Japanese yen” refer to the legal currency of Japan.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 and as of December 31, 2024 and 2025.

Our reporting currency is the U.S. dollar. We use exchange rates set forth in the H.10 statistical release of the Federal Reserve Board to translate Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand to U.S. dollars not otherwise recorded in our consolidated financial statements and included elsewhere in this annual report on Form 20-F. Unless otherwise stated, the translation of Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals and South African rand into U.S. dollars was made at the rate in effect on December 31, 2025, which was RMB 6.9931 to $1.00, €0.8521 to $1.00, £0.7437 to $1.00, ¥156.8000 to $1.00, C$1.3712 to $1.00, AUD 1.4995 to $1.00, THB 31.4900 to $1.00, BRL 5.4770 to $1.00 and ZAR 16.5496 to $1.00. We make no representation that any Renminbi, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals, South African rand or U.S. dollars amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars, Euros, British pounds, Japanese yen, Canadian dollars, Australian dollars, Thai baht, Brazilian reals, South African rand or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these statements by terminology such as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding global electricity demand and the markets for solar power and battery energy storage;
●	our beliefs regarding the rate of adopting solar power and battery energy storage technologies and the continued growth of these markets and industries;
●	our growth strategies and business plans;
●	our future business prospects, results of operations, financial condition, and cash flows;
●	our ability to sustain our project development activities and balance long-term asset ownership of solar and battery energy storage assets with selective project sales;
●	our beliefs regarding our ability to monetize our portfolio of solar power and battery energy storage projects;
●	our ability to manage significant fluctuations in the supply and pricing of polysilicon, solar wafers, cells and modules;
●	our expectations regarding governmental incentives and policy support schemes for solar power and battery energy storage, including those contained in the IRA and OBBBA;
●	the impact of global economic factors, including inflationary pressures and higher interest rates, on our business operations and financing costs;
●	our expectations regarding the timing, costs and returns on investment for our project construction and development activities;
●	our expectations regarding offtake contracts obligations, defaults and related contingencies;
●	the effects of complex and evolving laws, regulations, policies and geopolitical uncertainties across multiple jurisdictions, including tariffs, duties and safeguard measures;
●	our assessment of competitive pressures, including industry-wide capacity, pricing dynamics within the solar and battery energy storage sectors, and competition from other solar power and battery energy storage manufacturers;
●	our expectations regarding the benefits of our supply chain management, vertical integration, manufacturing capacity expansion and operational initiatives;
●	our ability to secure cash to fund manufacturing expansion, project development and construction;
●	our debt obligations and the extent to which our level of indebtedness may affect our financial flexibility and competitive position;
●	our expectations regarding liquidity and our ability to comply with financial and other covenants in our debt instruments;
●	our beliefs regarding our dependence on a limited number of key suppliers and customers, and the continuity of our supply chain;

●	our expectations regarding our ability to develop higher conversion efficiency cells and maintain product quality;
●	our ability to protect and enforce our intellectual property rights, and the risks associated with intellectual property disputes;
●	our ability to comply with environmental, health and safety laws, as well as regulatory actions related to climate change, greenhouse gas emissions, and sustainability; and
●	our beliefs with respect to the outcome of the investigations and litigation to which we are a party.

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

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3  KEY INFORMATION

Our Corporate Structure and Operations

Canadian Solar Inc. is a corporation governed by the laws of the province of Ontario, Canada, with operations in North America, Asia Pacific, Europe, Australia, South America, the Middle East and Africa through our operating subsidiaries in which we have equity ownership. Through the equity ownership in our subsidiaries, we primarily conduct our manufacturing operations in the U.S. and Asia Pacific, including China. We have also made investments in solar power and battery energy storage systems and projects across the U.S., Europe and Asia Pacific, including China. In addition, on December 1, 2025, we announced a strategic initiative to resume direct oversight of our U.S. operations. We have formed a new joint venture with our majority-owned subsidiary, CSI Solar, by holding a 75.1% controlling stake in CS PowerTech, which operates U.S.-based manufacturing and sales of solar modules, solar cells and advanced energy storage systems. Following the consummation of this strategic initiative, Canadian Solar’s business is organized into two segments: (i) Manufacturing, comprising CS PowerTech, which focuses on manufacturing and sales of solar products, battery energy storage products, and other power technology products for the U.S. market, and CSI Solar, which serves all other global markets; and (ii) Recurrent Energy, which focuses on solar power and battery storage project development, asset sales, power services, and electricity revenue from its operating portfolio. See “Item 4. Information on the Company—C. Organizational Structure” for additional information on our corporate structure, including a list of our significant subsidiaries. Investors in our common shares thus are not purchasing equity interests in our operating subsidiaries, but instead are purchasing equity interests solely in our Canadian parent company. As used in this annual report, references to “CSI”, “we”, “us”, “our company” or “our” are made as to Canadian Solar Inc. and its consolidated subsidiaries; references to “Canadian Solar Inc.” are made as to the Canadian parent company only.

Risks Related to Doing Business in China

Canadian Solar Inc. has a direct ownership interest in CSI Solar Co., Ltd. through its holding of approximately 64% of the outstanding shares of CSI Solar Co., Ltd. Shareholders of Canadian Solar Inc. do not directly hold equity interests in CSI Solar Co., Ltd. The business of CSI Solar Co., Ltd. is exposed to legal and operational risks associated with having a significant portion of its manufacturing operations in China. CSI Solar is subject to risks arising from the PRC legal system, including the uncertainty in the interpretation and enforcement of the evolving PRC policies, laws and regulations. In recent years, the PRC government has implemented a series of regulatory actions and issued statements to regulate business operations in China with little advance notice. These include measures related to regulatory approvals on anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or be worthless. These risks include, but not limited to, the following:

●	The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the PRC legal system, as well as changes in any government policies, laws and regulations, could affect the addressable industry of CSI Solar and the CSI Solar’s ability to conduct its operations in China;
●	The PRC government exercises substantial control over the economy and may intervene in or influence CSI Solar’s operations at any time, which could result in a material change to CSI Solar’s operations;
●	Failure to comply with PRC regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect CSI Solar’s business, as it routinely collects, stores and uses data during the conduct of its business; and
●	Renminbi currency exchange restrictions may limit CSI Solar’s ability to utilize its revenues and cash effectively.

For further details, see “—D. Risk Factors—Risks Related to Doing Business in China” and “—D. Risk Factors—Risks Related to Our Common Shares.”

Permissions Required from the PRC Authorities for CSI Solar’s Operations

CSI Solar’s operations are governed by PRC laws and regulations. CSI Solar is required to obtain or complete construction enterprise and engineering qualifications, electric power business permit, work safety license, registration of foreign trade operators, and registration certificates of customs declaration entity to operate its business. As of the date of this annual report, we believe that CSI Solar and its subsidiaries have obtained and completed all requisite permissions and registrations for its operations in all material aspects from relevant PRC authorities and none of the requisite permission or registrations for its PRC operations in all material aspects have been denied by relevant PRC authorities. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that CSI Solar has obtained all the permits or licenses required for conducting its business in the PRC.

If CSI Solar (i) does not receive or maintain any permission or approval required of it or its PRC subsidiaries, (ii) inadvertently concludes that certain permissions or approvals have been acquired or are not required, or (iii) is required to obtain permissions or approvals in the future in the event of a change to the applicable laws, regulations, or interpretations, but it fails to obtain such permissions or approvals in a timely manner, or at all, CSI Solar may face adverse actions or sanctions by PRC regulatory authorities, which may include fines and penalties on its PRC operations, order to suspend its subsidiaries’ businesses, and other actions that could have an adverse effect on its business. Furthermore, CSI Solar’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, which could cause the value of our securities to significantly decline or become worthless. For a detailed discussion of the related risks, see “—D. Risk Factors—Risks Related to Doing Business in China.”

Cash and Asset Flows through Our Organization

We conduct operations in North America, Asia Pacific, Europe, Australia, South America, the Middle East and Africa through our operating subsidiaries in which we have equity ownership. We primarily conduct our manufacturing operations in the U.S. and Asia Pacific, including China.

A significant and growing portion of our revenue is generated in the U.S. In 2023, 2024 and 2025, 19.5%, 46.3% and 49.6%, respectively, of our consolidated revenue was generated in the U.S., reflecting the continued expansion of our U.S. operations. During the same periods, 28.3%, 20.4% and 12.7%, respectively, of our consolidated revenue was generated in China.

In addition, we have made substantial investments in expanding our U.S. manufacturing and project development business. As of December 31, 2023, 2024 and 2025, 12.3%, 25.3% and 26.8%, respectively, of our consolidated long-lived assets were located in the United States, compared to 55.8%, 45.2% and 38.2%, respectively, in China, reflecting our increased capital deployment in the U.S.

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

In 2023, 2024 and 2025, no cash transfers were made to CSI Solar and its subsidiaries. CSI Solar’s operations are generally funded through cash flows generated from the international sales of solar modules, battery energy storage solutions and solar system kits, as well as domestic borrowings.

No cash proceeds nor distribution was received from CSI Solar in 2023. Canadian Solar Inc. received an aggregate of $34.7 million and $27.0 million in cash, net of $3.9 million and $3.0 million in withholding tax, from dividends distributed by CSI Solar in 2024 and 2025, respectively.

Canadian Solar Inc. transferred aggregate cash of $84.4 million, $16.5 million and $2.4 million in the form of capital contributions and loans to our Recurrent Energy subsidiaries in 2023, 2024 and 2025, respectively, primarily to fund solar power and battery energy storage projects. Canadian Solar Inc. received aggregate cash of $245.0 million and $46.7 million in 2023 and 2024, respectively, and transferred aggregate cash of $23.8 million in 2025, related to net working capital advances to our Recurrent Energy subsidiaries.

Canadian Solar Inc. received aggregate cash of $69.2 million, $32.3 million and nil in 2023, 2024 and 2025, respectively, from repayment of loans by our Recurrent Energy subsidiaries. Canadian Solar Inc. transferred aggregate cash of $232.7 million, $44.6 million and $9.8 million in 2023, 2024 and 2025, respectively, related to net working capital payable to our Recurrent Energy subsidiaries.

In addition, we conduct regular procurement transactions with CSI Solar’s subsidiaries related to purchase of modules and battery energy storage solutions for our Recurrent Energy projects.

Dividends, if any, can be paid by CSI Solar to its shareholders, including Canadian Solar Inc., in accordance with applicable PRC law and CSI Solar’s articles of association. CSI Solar may pay dividends only from retained earnings and is required to set aside no less than 10% of profit after tax as appropriations to a general statutory reserve until such reserve cumulatively reaches 50% of its registered capital. The statutory general reserve and registered share capital are not distributable as cash dividends except in the event of liquidation, and requires approval from the local authorities. Accordingly, CSI Solar’s statutory general reserve and registered share capital are considered restricted net assets, amounting to $1,483.0 million as of December 31, 2025. Furthermore, CSI Solar is subject to restrictions on currency exchange. Under existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the People’s Bank of China and State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate CSI Solar’s ability to purchase foreign currencies in the future for current account transactions. Since a significant portion of CSI Solar’s cash and cash equivalents and restricted cash are denominated in Renminbi, any existing and future restrictions on dividend or currency exchange may limit CSI Solar’s ability to utilize its cash to fund its business activities outside of the PRC.

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

On December 15, 2022, the PCAOB vacated its previous determinations issued on December 16, 2021 that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified when we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. There are no PCAOB determinations currently in effect. Accordingly, we are not currently at risk of having our securities subject to an initial trading prohibition under the HFCAA. However, the PCAOB is required to reassess, at least annually, whether changes in facts and circumstances would support making new determinations. On February 21, 2025, the U.S. administration undertakes, among other things, to determine if adequate financial auditing standards are upheld for companies covered by the HFCAA. The delisting or prohibition of trading of our common shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. For a detailed discussion of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The delisting or prohibition of trading of our common shares pursuant to the HFCAA, or the risk or perception that such action may occur, could materially and adversely affect the value of your investment.”

A	[Reserved]
B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

Summary of Risk Factors

An investment in our common shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks and uncertainties related to our company and industry include, but are not limited to, the following:

●	We may be adversely affected by volatility in the solar power and battery energy storage market and industry conditions; in particular, the demand for our solar power and battery energy storage products and services may not grow as expected or may decline;
●	Our ability to sustain our project development activities depends on effectively balancing long-term ownership of solar and battery energy storage assets with selective project sales to generate operating cash flows, which subjects us to market, financing, execution risks and uncertainties;
●	Our sale of solar power and battery energy storage projects depends heavily on our ability to find third-party buyers for our projects in a timely manner and on favorable terms and conditions;
●	Oversupply of polysilicon, solar wafers, cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings;
●	Governments may revise, reduce or eliminate incentives and policy support schemes for solar power and battery energy storage, including those contained in the IRA and OBBBA;
●	Global economic conditions, including inflationary pressures and higher interest rates, may have an adverse impact on our business prospects, results of operations and cash flows;
●	Our project construction activities may not complete on time, and our development and construction costs could increase to levels that cause the return on our investment in the projects to be lower than expected;
●	We face a number of risks involving offtake contracts, including failure or delay in entering into contracts, defaults by counterparties and contingent contractual terms such as price adjustment, termination, liquidated damages, buy-out, acceleration and other clauses;
●	Our global operations are subject to complex and evolving laws, regulations, policies, trade restrictions and geopolitical risks, which could increase compliance costs, disrupt operations, delay project execution and adversely affect our business, financial condition and results of operations;
●	Our industry is highly competitive, and many of our competitors have greater resources than we do or may be more adaptive;
●	We face economic and operational risks associated with maintaining and expanding our international business;

●	We may experience issues with our manufacturing capacity expansion and operational initiatives;
●	Antidumping and countervailing duty determinations in the United States could adversely affect us;
●	Other trade measures such as Section 232 and Section 301 tariffs could adversely affect us;
●	Tariffs and other trade barriers, including reciprocal tariffs under the International Emergency Economic Powers Act on imports into the United States, could adversely affect us;
●	Our revenues and results of operations are subject to significant fluctuations, which make our financial performance difficult to predict;
●	We need a significant amount of cash to fund manufacturing expansion, project development and construction;
●	Our substantial indebtedness and reliance on short-term financing could limit our financial flexibility and competitive position;
●	Failure to comply with financial and other covenants in our debt instruments could adversely affect our liquidity;
●	Supply chain disruptions, cost increases or performance issues could adversely affect our business and relationship with customers, particularly given our dependence on a limited number of key suppliers;
●	We are developing and commercializing higher conversion efficiency cells, but we may not be able to mass-produce these cells in a cost-effective way, if at all;
●	Defects or performance issues in our products could result in warranty claims that could impose significant costs on us;
●	Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues;
●	Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders;
●	Our inability to protect our intellectual property rights or defend against patent infringement or other intellectual property claims, could undermine our competitive position, adversely affect our business and impose significant costs;
●	Our failure to comply with environmental, health and safety laws could result in significant costs, adverse publicity, fines and business disruption;
●	Laws, regulations and government actions on sustainability could result in significant additional costs and expose us to additional liabilities;
●	Corporate sustainability may impose additional costs and create new compliance challenges;
●	Interruption, security breaches or failures of information technology, control and communication systems could disrupt our business and expose us to liability;
●	Weaknesses in our internal control over financial reporting could undermine investor confidence and adversely affect the value of our common shares;
●	Although CSI Solar completed the STAR Listing, we may not achieve the results contemplated by our business strategy. In addition, it is difficult to predict the effect of CSI Solar’s STAR Listing on our common shares;
●	CSI Solar’s status as a publicly traded company that is controlled, but less than wholly owned, may create complexities and adversely affect our financial results;

●	We have granted, and may continue to grant, various share-based incentive awards which may increase our share-based compensation expenses;
●	We may encounter difficulties with acquisitions and divestitures, which could harm our business;
●	We face risks related to private securities litigation; and
●	The delisting or prohibition of trading of our common shares pursuant to the HFCAA, or the risk or perception that such action may occur, could materially and adversely affect the value of your investment.

In addition, CSI Solar is subject to risks and uncertainties related to doing business in China, including, but are not limited to, the following:

●	The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the PRC legal system, as well as changes in any government policies, laws and regulations, could affect the addressable industry of CSI Solar and CSI Solar’s ability to conduct its operations in China, which could result in material changes to CSI Solar’s operations and the value of our securities;
●	The PRC government exercises substantial control over the economy and may intervene in or influence CSI Solar’s operations at any time, which could result in material changes to CSI Solar’s operations and the value of our securities;
●	Failure to comply with PRC regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect CSI Solar’s business, as it routinely collects, stores and uses data during the conduct of its business; and
●	Renminbi currency exchange restrictions may limit CSI Solar’s ability to utilize its revenues and cash effectively.

In addition to the risks described above, we are subject to risks related to our common shares:

●	The issuance by us of additional common shares or equity linked securities may cause existing shareholders to experience dilution and could adversely affect the market price of our common shares;
●	The market price of our common shares is highly volatile;
●	Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings;
●	Our articles contain certain provisions that may adversely affect the rights of holders of our common shares;
●	You may have difficulty enforcing judgments obtained against us;
●	If a United States person owns at least 10% of our shares, such person may be subject to adverse United States federal income tax consequences; and
●	We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

Risks Related to Our Company and Our Industry

We may be adversely affected by volatility in the solar power and battery energy storage market and industry conditions; in particular, the demand for our solar power and battery energy storage products and services may not grow as expected or may decline.

Our business is affected by conditions in the solar power and battery energy storage markets and industries. While we expect continued growth in global electricity demand and increasing adoption of solar and battery energy storage technologies, these markets may experience periods of volatility, grow more slowly than anticipated, or decline. For example, the solar power sector may from time to time experience periods of excess manufacturing capacity and oversupply, leading to significant pricing pressure across the value chain. Excess manufacturing capacity and oversupply can negatively impact selling prices, margins and profitability for manufacturers, including us. Our shipments of solar modules increased in 2023, followed by a marginal increase in 2024 and a decline in 2025. The average selling prices for our solar modules decreased in each of 2023, 2024 and 2025. If the supply of solar modules grows faster than demand and if governments reduce financial support for the industry or impose trade barriers for solar power products, demand and pricing for our products could be adversely affected.

The battery energy storage market continues to evolve, and future demand for battery energy storage products and services is uncertain. Market data for the battery energy storage industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for battery energy storage products and services in our largest end markets, including the U.S., U.K., Canada, Australia, Europe and China, may not materialize to the extent or on the timeline we anticipate. We are actively pursuing growth opportunities in battery energy storage, given its importance in enhancing the reliability and resiliency of energy grid infrastructure, and integrating intermittent renewable energy power systems. If demand in our key markets slows, competition intensifies, or we fail to capitalize on growth opportunities, our battery energy storage business may not grow as anticipated. Furthermore, while we are working to improve the cost-efficiency and performance of our battery energy storage systems, there can be no assurance that we will achieve our desired outcomes.

The viability of solar power and battery energy storage technologies depends on several factors, including (i) the cost-effectiveness, performance and reliability of our products compared to conventional and other renewable energy sources; (ii) the availability of government incentives and policy support; and (iii) the availability and cost of capital, including long-term debt and tax equity financing for solar power and battery energy storage projects. Competitive dynamics from other renewable technologies, such as wind, hydro, hydrogen, geothermal and biomass, also affect the attractiveness of solar power and battery energy storage technologies. Fluctuations in economic and market conditions, including price trends of oil, gas and other fossil fuels, may affect the competitiveness of renewable energy relative to conventional energy sources. Capital investment patterns of end users, which tend to decrease during economic slowdowns, may also affect demand. Changes in electricity demand patterns, including increased demand associated with data centers and AI-related computing infrastructure, may also influence market dynamics. In addition, the existence and consistency of favorable regulatory framework for solar power and battery energy storage within the broader energy sector are important to the continued adoption of these technologies.

If solar power and battery energy storage technologies are not adopted as broadly or as quickly as we expect, or if demand weakens or becomes more volatile, our revenues, profitability and growth prospects may be materially and adversely affected.

Our ability to sustain our project development activities depends on effectively balancing long-term ownership of solar and battery energy storage assets with selective project sales to generate operating cash flows, which subjects us to market, financing, execution risks and uncertainties.

Historically, our project development activities have primarily consisted of developing solar and battery energy storage assets for sale to third parties. We have been transitioning towards retaining ownership in certain projects, particularly in markets with perceived stable long-term fundamentals, and generating revenues from the sale of electricity, capacity and ancillary services from operational projects.

Our business requires ongoing capital allocation decisions in response to market conditions, cost of capital, liquidity requirements and leverage considerations. While we continue to seek long-term asset ownership, we also intend to place greater emphasis on the sale of project assets or ownership interests at times to generate operating cash flows, manage capital requirements and reduce indebtedness.

Project ownership, operations and development involve risks and uncertainties. These risks include delays and cost overruns due to factors that are often beyond our control, such as construction and procurement price inflation, regulatory and permitting approval delays, grid interconnection constraints, supply chain disruptions or component availability, trade restrictions, construction, installation, and performance acceptance testing issues. Our projects may also be subject to delays or denials of required regulatory or permitting approvals by government authorities. In addition, we may need to raise significant additional funds, which we may be unable to obtain on commercially reasonable terms or at all. We may also fail to advance our project development pipeline plan as planned. Energy production for the projects we own and operate may be uncertain due to factors beyond our controlling, including weather conditions, grid congestion and curtailment. Project ownership, operations and development may also require the diversion of significant management attention and other resources.

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

The availability and cost of funding of these projects are determined in part based on the perceived counterparty creditworthiness or sovereign credit risk of the country where a particular project is located. We cannot make assurances that financial institutions will continue to offer funding to solar power and battery energy storage project developers and owners at reasonable costs. An increase in cost of capital and interest rates or a decrease in available funding within the global financial market could make it more difficult to fund solar power and battery energy storage systems. If we are unable to manage the balance between long-term project ownership and project asset sales, maintain sufficient liquidity, reduce leverage or advance our project development pipelines, our business, results of operations, financial condition and prospects may be materially and adversely affected.

Our sale of solar power and battery energy storage projects depends heavily on our ability to find third-party buyers for our projects in a timely manner and on favorable terms and conditions.

Our project development activities have significantly expanded to North America, Europe, Latin America, Japan, Australia, and other countries of the Asia Pacific region over the past several years. Upon completion of development, we either operate our solar power or battery energy storage projects, with a majority of our aggregate capacity contracted under power purchase agreements, virtual power purchase agreements, tolling agreements, or other contractual arrangements with offtakers, or sell them to third-party buyers. As we balance ownership and operation of solar and battery energy storage assets with selective project sales, revenues from our sale of solar power and battery energy storage projects decreased by $242.4 million, or 60.7%, from $399.1 million in 2023 to $156.7 million in 2024, and then increased by $19.3 million, or 12.3%, to $176.0 million in 2025.

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

The solar industry has been experiencing significant fluctuations in the supply and pricing of polysilicon, solar wafers, cells and modules. Global silicon production capacity has expanded rapidly in recent years, leading to an oversupply and subsequent decline in polysilicon prices. This oversupply has exerted substantial downward pressure on prices of solar wafers, cells and modules throughout the value chain. The average selling prices of our solar modules decreased from $0.23 per watt in 2023 to $0.16 per watt in 2024 and remained at $0.16 per watt in 2025. While the persistent oversupply and price reductions have benefited customers through lower prices, they have intensified competition among solar manufacturers and contributed to lower industry utilization rates. Although we believe that balancing our production capacity with demand has helped protect our margins, a prolonged supply of polysilicon, solar wafers, cells, and modules in excess of market demand may result in further downward price pressure, including on our products. Increasing competition could also result in us losing sales or market share. In addition, we are exposed to inventory risk that may adversely affect our earnings as a result of unfavorable product pricing changes.

On the other hand, demand for solar products may continue to increase, driven by various factors such as the global efforts toward clean, renewable energy sources, decarbonization initiatives, and increasing electricity demand associated with data centers and AI-related computing infrastructure, which could result in increased costs of and difficulties in sourcing raw materials to support the increased production levels due to capacity limitations. Due to fluctuations in the supply and pricing of solar power products throughout the value chain, we may not be able to consistently procure silicon, solar wafers and cells at reasonable costs if any of the above factors materialize. If we are unable to obtain these materials at reasonable prices or increase the price of our solar modules to cover our manufacturing and operating costs, our revenues and margins may be adversely impacted due to higher costs compared to our competitors. In addition, our market share could decline if our competitors are able to price their products more competitively.

Governments may revise, reduce or eliminate incentives and policy support schemes for solar power and battery energy storage, including those contained in the IRA and OBBBA.

Historically, the renewable power and clean energy industries, and the overall growth of the solar power and battery energy storage market, have generally benefited from government subsidy programs and economic incentives. Government incentives vary by geographic market. Governments have provided incentives in the form of tax credits, renewable portfolio standards, auctions for CfD, FIP, FIT, rebates and other forms of support. Governments in many countries have implemented mandates to promote the use of renewable power and clean energy, encouraging end-users, power producers and utilities to adopt the use of solar energy solutions and to reduce dependency on other forms of energy. However, many of these government mandates and incentives have been or are scheduled to be reduced or eliminated altogether, and it is likely that incentives for solar and alternative energy technologies will eventually be phased out completely. Changes in energy laws or policies could also undermine the economic returns of new and existing projects.

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

On July 4, 2025, Public Law 119-21, the One Big Beautiful Bill Act (“OBBBA”), was enacted. The OBBBA shortened time periods for energy projects to qualify for ITCs and PTCS and added and amended provisions of the U.S. Internal Revenue Code that can reduce or disallow certain U.S. clean energy tax credits based on involvement of a prohibited foreign entity (“PFE”), including where a taxpayer is a prohibited foreign entity or where a facility, energy storage technology, or eligible component is treated as receiving material assistance from a PFE. The OBBBA also authorizes the U.S. Secretary of the Treasury to prescribe guidance to implement these provisions. On February 12, 2026, the U.S. Treasury and the U.S. IRS issued Notice 2026-15, providing guidance on the application of material assistance restrictions and details of safe harbors for calculating a material assistance cost ratio (“MACR”). We have made compliance with the OBBBA’s PFE provisions a core operational priority and have actively taken steps intended to support continued eligibility for applicable tax credits for us and our customers. If tax credits applicable to our manufacturing activities or our customers’ projects are reduced or become unavailable, our profitability and our customers’ project economics could be adversely affected. Such impacts may cause certain projects to be postponed, restructured or abandoned, which could, in turn, reduce demand for our products and adversely affect our business, financial condition and results of operations.

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

The demand for solar power and battery energy storage products, services and projects may be affected by the availability and size of such government incentives, as well as, changes in energy laws and policies. The revision, reduction or elimination of these incentives and negative changes in energy laws and policies could therefore materially and adversely affect the growth of one or more of our markets, deter investment in clean energy, reduce customer demand, or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

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

The development and construction of solar power and battery energy storage projects involve known and unknown risks, many of which are not under our sole control. For example, we may be required to invest significant upfront investments in land and interconnection rights, permitting and engineering, and may incur legal and other expenses before we can determine whether a project is feasible. Additionally, in certain cases, we may need to order equipment with lengthy lead time, such as substation transformers, in order to meet start-of-construction or other timing requirements under U.S. tax incentive programs. This may require us to make upfront commitments before project feasibility, permitted or financing has been fully secured.

Success in developing a particular project is contingent upon, among other things, (i) securing land rights and related permits, including satisfactory environmental assessments; (ii) receiving required land use, construction and operational permits and approvals; (iii) receiving rights to interconnect to the electric grid; (iv) obtaining transmission capacity, accurately estimating, and where possible mitigating, upgrade costs to the transmission grid and other system constraints; (v) securing economically feasible cost of interconnection and other deposits (some of which are non-refundable); (vi) avoiding or mitigating impacts to archaeological, historical or cultural resources, and/or protected or endangered species or habitats, migratory birds, wetlands or other water resources; (vii) negotiating tax incentives and property tax abatement, whenever applicable; (viii) negotiating satisfactory EPC or balance of plant agreements, and mitigating the solvency or financial conditions of our EPC contractors, suppliers or other third parties that we engage; (ix) obtaining equity, tax equity and project financing; and (x) timely and satisfactory execution and performance by the third parties that we engage.

Successful completion of a particular project may be adversely affected by numerous factors, including (i) changes in laws, regulations and policies and shifts in trade barriers and remedies, especially tariffs; (ii) failure in obtaining and complying with required governmental permits and approvals and the inability to renew or replace permits and approvals that expire or are terminated in a timely manner and on reasonable terms; compliance with domestic content and labor requirements; (iii) disputes and potential challenges from local residents, environmental organizations, and others who may not support the project; unforeseen engineering problems, subsurface land conditions, construction delays, cost over-runs, labor strikes, equipment and materials supply shortages or disruptions; (iv) shortage of skilled and licensed labor on the part of our contractors; (v) failure to enter into offtake contracts or capacity and ancillary services contracts, on terms favorable to us, or at all; (vi) additional complexities when conducting project development or construction activities in foreign jurisdictions, including compliance with local laws and customs; and (vii) force majeure events, including adverse weather conditions, pandemics, supply chain disruptions, hostilities and other events beyond our control.

Any of these factors could lead to construction delays and construction costs in excess of our expectations. These circumstances could prevent our solar power and battery energy storage projects from commencing operations on time or achieving our anticipated return on our investments. In addition, failure to meet agreed-upon system level capacity, energy output guarantees, warranties or other contract terms, could lead to contract terminations, grid interferences or project related damages. Depending on the specified terms of the EPC agreements, the offtake, capacity and ancillary service contracts or other agreements related to the project, we may be subject to significant damages, penalties, and other obligations, including obligations to repair, replace or supplement materials for the project. If a third-party EPC contractor is terminated, resigns, becomes insolvent or files for bankruptcy, we may be forced to take on additional risks, such as cost inflation, project delays and construction responsibilities that would otherwise be covered by the contractor. There is no assurance that disputes with third-party EPC contractors will not arise in the future. Any of these events could materially and adversely affect our business, results of operations and financial conditions.

We face a number of risks involving offtake contracts, including failure or delay in entering into contracts, defaults by counterparties and contingent contractual terms such as price adjustment, termination, liquidated damages, buy-out, acceleration and other clauses.

In our solar power and battery energy storage project development business, we enter into a wide range of offtake contracts, including but not limited to PPAs, VPPAs, tolling agreements, and other contracts for capacity and ancillary services. There is a limited, but growing, pool of potential buyers for electricity generated and services provided by our solar power and battery energy storage projects since the transmission and distribution of electricity is often regulated or highly concentrated in many jurisdictions. The willingness of buyers to enter into contracts with independent power producers such as us depends on a number of factors beyond pricing and supply reliability. Failure to enter into offtake contracts on favorable terms, or at all, could negatively impact our revenue and our decisions regarding the development of future projects. Delays in entering into offtake contracts, or an inability to renew or replace expiring contracts with comparable terms and conditions, may adversely affect our ability to finance project construction and realize cash flows from our projects, and the affected site may temporarily or permanently cease operations, or face exposure to more uncertain merchant electricity pricing, which could materially and adversely affect our financial condition, results of operations and cash flows.

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

Some of our offtake contracts are subject to price adjustments over time. If the price under a contract falls below a level that makes a project economically viable, our results of operations and cash flows could be materially and adversely affected. In addition, certain inflation-based price adjustments are made only yearly, which may not allow us to pass on additional costs in a timely manner. Certain offtake contracts may contain provisions that allow the counterparty to terminate or buy out the project, or require us to pay liquidated damages in the event of delays in achieving commercial operation or meeting other contractual milestones, and upon the occurrence of specific events. If these provisions are exercised, our financial condition, results of operations and cash flows could be materially and adversely affected. To the extent the output of a project is not fully subject to offtake contracts, the electricity generated will be exposed to merchant price risk. Additionally, some project-level financing arrangements include provisions that allow the lenders or investors to accelerate repayment in the event that a related offtake contract is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods. Certain of our offtake contracts and financing arrangements include, and in the future may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, if we cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. The termination of any offtake contracts or acceleration of financing maturity as a result of a change-in-control event could materially and adversely affect our financial condition, results of operations and cash flows.

Our global operations are subject to complex and evolving laws, regulations, policies, trade restrictions and geopolitical risks, which could increase compliance costs, disrupt operations, delay project execution and adversely affect our business, financial condition and results of operations.

We are subject to a wide range of national, regional and local laws, regulations and policies across the markets where we do business, including energy regulations, export and import restrictions, customs rules, tariffs, antidumping and countervailing duties, tax laws, labor laws, supply chain requirements, construction and interconnection regulations, safety standards and environmental standards. These may conflict across jurisdictions and are frequently subject to change, which may increase compliance costs, disrupt operations, delay project execution, or adversely impact our ability to compete globally. We also face trade barriers and trade remedies, such as tariffs and antidumping and countervailing duties, which could increase our product costs and impact our competitiveness. See “—Antidumping and countervailing duty determinations in the United States could adversely affect us.”

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

Sustained geopolitical tensions could significantly undermine global economy stability. Hostilities and political conflicts, such as the Russia-Ukraine conflict, the Israel-Gaza conflict, and the heightened tensions with Iran, including any other continued hostilities in the Middle East, create global security concerns and impact international business. The duration and outcome of these factors remain highly unpredictable.

Despite our zero tolerance towards forced labor in our own manufacturing facilities and throughout our supply chain, we may be subject to risks related to forced labor allegations. We monitor our manufacturing facilities, enforce an equal opportunity policy, prohibit discrimination of any kind, and adhere to the employment laws and regulations of the jurisdictions in which we operate. In June 2021, the U.S. Customs and Border Protection issued a Withhold Release Order pursuant to Section 307 of the Tariff Act of 1930 on products whose upstream silica-based products (such as polysilicon) are sourced, or are suspected of being sourced, from Hoshine Silicon Industry Co. Ltd. and its subsidiaries. This restriction was further expanded by the Uyghur Forced Labor Prevention Act, which took effect in the United States on June 21, 2022 and imposes broader forced labor-related import restrictions. There can be no assurance that we will not experience adverse consequences arising from the impact of such restrictions on our products and supply chain.

In addition, we are subject to anti-corruption laws such as the United States Foreign Corrupt Practices Act of 1977 (“FCPA”), which prohibits improper payments or benefits to government officials, political parties and private-sector recipients. Although investigations and enforcement actions under the FCPA were temporarily paused for 180 days by an executive order on February 10, 2025, the FCPA law remains in effect (and similar laws remain effective in other jurisdictions in which we operate). On June 9, 2025, the U.S. administration issued the Guidelines for Investigations and Enforcement of the Foreign Corrupt Practices Act, setting forth updated criteria for FCPA actions and ending the enforcement pause. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities in the course of our business (for example, to obtain approvals, permits and licenses from applicable government authorities and to sell power to government-owned entities).

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

Our industry is highly competitive and many of our competitors have greater resources than we do or may be more adaptive.

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

Operating in international markets requires significant resources and exposes us to a range of risks that could adversely affect our business, including fluctuating sources of revenue; difficulty managing our sales channels effectively as we expand beyond distributors to include direct sales to systems integrators, end users and installers; difficulty managing the development, construction and sale of our solar power and battery energy storage projects on a timely and profitable basis as a result of technical difficulties, commercial disputes and regulatory changes; challenges and costs of complying with the different commercial, legal and regulatory requirements; increased cost of understanding local markets and establishing effective customer service, marketing and distribution network; difficulties and costs associated with staffing and managing overseas operations; failure to develop appropriate risk management and internal control structures tailored to overseas operations; inability to obtain, maintain or enforce intellectual property rights; exposure to fluctuations in foreign currency exchange rates; differing tax regimes across various markets; and unanticipated changes in prevailing economic conditions. Our failure to manage these risks effectively could harm our international operations, overall business and results of operations.

Our revenue sources have fluctuated significantly over recent years, and a significant and growing portion of our revenues are generated in the U.S. For example, the Americas contributed 34.4%, 51.8% and 56.4% of our revenues in 2023, 2024 and 2025, respectively; Asia contributed 41.0%, 30.0% and 22.3%, respectively; and Europe and other regions contributed 24.6%, 18.2% and 21.3%, respectively. As we shift the focus of our operations between different regions, we have limited time to address the related risks. Furthermore, some of these risks, such as currency fluctuations, will increase as our revenue contribution from certain regions becomes more prominent. This may potentially and adversely affect our financial performance.

We may experience issues with our manufacturing capacity expansion and operational initiatives.

We have undertaken several operational initiatives to align our manufacturing capacity with market demand. We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of ingots, wafers and cells. We believe this approach has benefited us by allowing us to grow in a capital-light manner, while giving us significant flexibility to respond to short-term demand changes. Our global solar module, cell, wafer and ingot annual production capacities were 51.3 GW, 32.4 GW, 37.0 GW and 31.0 GW, respectively, as of December 31, 2025. Our global annual battery energy storage system and battery cell manufacturing capacity was 15.0 GWh and 3.0 GWh, respectively, as of December 31, 2025. Battery energy storage system and battery cell capacities are presented on a single-shift and double-shift annualized basis, respectively.

As part of our commitment to expanding our manufacturing capabilities and supporting domestic production in the U.S., we have undertaken significant investments in new manufacturing facilities across several states. In June 2023, we announced the construction of a solar module manufacturing facility in Mesquite, Texas, with an initial annual production capacity of 5 GW. This facility commenced production in late 2023 and is expected to double in capacity to 10 GW, serving as a key component of our U.S. supply chain. The Mesquite facility has also created a substantial number of manufacturing and technical jobs to support its operations and planned expansion. In October 2023, we announced a substantial investment in a solar photovoltaic cell manufacturing facility in Jeffersonville, Indiana. Upon full completion of both phases, the Jeffersonville facility will contribute 6.3 GW of annual solar cell production capacity to support our U.S.-based module production and is expected to create a significant number of additional high-tech jobs. We also plan to invest in a new manufacturing and R&D hub for our utility-scale battery energy storage business in Shelbyville, Kentucky.

Even if we expand our manufacturing capacity as planned, there is no guarantee that we will be able to manage our growth effectively, generate sufficient customer demand for our products, or successfully integrate our overall manufacturing capacity to achieve operational efficiency, which could adversely affect our business, financial condition and results of operations.

Antidumping and countervailing duty determinations in the United States could adversely affect us.

The Group’s exports to the U.S. could be adversely impacted by the U.S. Department of Commerce’s (the “USDOC”) determinations in the various ongoing antidumping and countervailing duty investigations and orders on crystalline silicon photovoltaic (“CSPV”) cell and module imports. These risks are partially mitigated by the Group’s compliance with the USDOC’s various certification regimes.

On August 17, 2023, USDOC issued affirmative final determinations of circumvention with respect to CSPV products from Cambodia, Thailand, Malaysia, and Vietnam. The USDOC also made company-specific affirmative determinations with respect to several companies, including Canadian Solar International Limited (“CSIL”). The Group defended its interests in these proceedings.

While the determination under the USDOC’s regulations typically imposes antidumping duty (“AD”) and countervailing duty (“CVD”) liability from the date of initiation (here, April 1, 2022), the USDOC published a final rule that delayed AD/CVD liability for CSIL’s exports from Thailand in the solar circumvention proceedings (the “Solar Moratorium”) in response to Proclamation 10414 issued by the U.S. government on June 6, 2022, which suspended AD/CVD requirements on eligible product imports through June 6, 2024. To qualify for the Solar Moratorium, imports must have entered the U.S. by June 6, 2024, and be utilized in solar energy projects within 180 days of that date. The USDOC also implemented a certification mechanism for exporters and importers to demonstrate that merchandise is not subject to circumvention requirements in light of (i) the Solar Moratorium, or (ii) limited reliance on Chinese-origin components (including wafers).

Accordingly, the Group’s exports from Thailand to the U.S. market could be treated as Chinese-origin and be subjected to significant AD/CVD deposit rates, adversely affecting our competitiveness in the U.S., and harming our financial condition and results of operations. However, the Group’s compliance with USDOC certification requirements reduces this risk.

In 2025, the U.S. Court of International Trade (“USCIT”) sustained USDOC’s Thailand circumvention determination, and the Company has appealed to the U.S. Court of Appeals for the Federal Circuit. Also in 2025, the USCIT overturned and vacated the USDOC’s Solar Moratorium. This decision by the USCIT was appealed to the Federal Circuit in September 2025 and that appeal remains ongoing.

On July 17, 2025, the Alliance for American Solar Manufacturing and Trade filed petitions for antidumping and countervailing duty orders on CSPV cells and modules imported from India, Indonesia, and Laos. The Group is also defending its interests in these proceedings.

For additional details, please refer to “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Other trade measures such as Section 232 and Section 301 tariffs could adversely affect us.

The Group’s exports to the U.S. could be adversely impacted by the ongoing Section 232 investigation on polysilicon and its derivatives, and the Section 301 investigations on U.S. imports from nearly all countries including from China and Southeast Asia. Announcements with respect to these investigations are expected later in 2026.

For additional details, please refer to “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Tariffs and other trade barriers, including reciprocal tariffs under the International Emergency Economic Powers Act on imports into the United States, could adversely affect us.

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

In August 2025, the U.S. Court of Appeals for the Federal Circuit ruled against certain of the U.S. tariffs that have been implemented. On February 20, 2026, the U.S. Supreme Court rendered a decision invalidating tariffs imposed under the IIEPA.

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

We are exposed to fluctuations in foreign currency exchange rates. While the majority of our sales and cash are denominated in U.S. dollars, Renminbi and Euros, we also transact in various other currencies. A significant portion of our manufacturing costs are denominated in Renminbi, making us particularly sensitive to its appreciation against the U.S. dollars and other currencies. Such appreciation could increase our operating expenses and impact our cost competitiveness. In addition, we maintain loans in multiple currencies, including Renminbi, U.S. dollars, Euros, Japanese yen and Brazilian reals, further exposing us to exchange rate volatility. Although we engage in hedging activities to mitigate near term foreign exchange risk, these hedges may not fully offset the longer-term impact of foreign currency fluctuations.

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

Furthermore, our financial results and effective tax rates could change due to shifts in the mix of profits earned in countries with different tax rates, changes in the valuation of our deferred tax assets and liabilities, adjustments to provisional taxes upon finalization of various tax returns, adjustments to the interpretation of transfer pricing standards, the availability of tax credits, or changes in tax laws or interpretations, including tax holidays or tax incentives. Recent developments include international tax reforms proposed by the Organization for Economic Co-operation and Development (“OECD”) as part of its Base Erosion and Profit Shifting (“BEPS”) project. These include the allocation of profits among tax jurisdictions in which companies do business and the implementation of a global minimum tax rate of 15%, referred to as Pillar One and Pillar Two, respectively. Several tax jurisdictions have enacted or are in the process of implementing Pillar Two legislation, a 15% global minimum tax on profits, including Hong Kong, Canada and the U.K., which enacted such legislation on June 6, 2025, June 20, 2024 and July 11, 2023, respectively. The OECD and participating countries continue to issue administrative guidance on its applications, which may impact our tax obligations. In the U.S., the IRA included provisions that will impose, among others, a minimum tax on the book income of certain large corporations. Pending further regulatory guidance, these changes could increase our future tax liabilities.

We need a significant amount of cash to fund manufacturing expansion, project development and construction.

Our manufacturing and project development businesses are capital intensive, and we anticipate that our capital requirements will continue to increase. To develop new products, support growth, improve production cost efficiencies, and maintain product quality, we need to invest in manufacturing capacity, facilities, equipment, product and process technology. In addition, significant cash resources are required for the development and construction of our solar power and battery energy storage projects. In 2023, CSI Solar raised RMB 6.91 billion ($966.9 million) from public investors in connection with its STAR Listing on the Shanghai Stock Exchange. In 2024, an entity managed by BlackRock invested $500.0 million in Series A Preferred Shares of Recurrent Energy B.V.. In 2025, we issued $200.0 million of convertible senior secured notes due 2029 to PAG. In January 2026, we raised $230.0 million of convertible senior notes due 2031.

The preferred shares and convertible notes may include redemption rights, conversion features, dividend obligations, or other terms that could require or incentivize cash payments, refinancing or repurchase at or prior to maturity, upon the occurrence of specified events or at the election of the holders. The timing and magnitude of any such obligations could increase our future cash requirements and reduce the cash available for manufacturing expansion, project development and construction.

If we are unable to generate sufficient cash flows, obtain adequate funding, or find alternative sources of capital on commercially acceptable terms, our ability to fund manufacturing operations and project development business would be significantly impaired. This could have a material and adverse effect on our business prospects, financial condition, liquidity and results of operations.

Our substantial indebtedness and reliance on short-term financing could limit our financial flexibility and competitive position.

As of December 31, 2025, our total debt, including financing liabilities, was approximately $6.5 billion, of which $2.2 billion was non-recourse debt. Our substantial indebtedness increases our vulnerability to adverse economic and industry conditions, and requires significant cash flow for debt service, thereby reducing funds available for working capital, capital expenditures and other general corporate purposes. These obligations could limit our financial flexibility to respond to business changes, pursue business opportunities we believe to be desirable, or compete effectively against competitors that have less debt. In addition, restrictive covenants in our debt agreements may constrain our ability to incur additional debt, further constraining financial flexibility.

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

Many of our debt instruments contain financial covenants and broad default provisions, including interest and debt coverage ratios, loan to equity value of designated projects and debt to asset ratios, and minimum equity requirements. These covenants could restrict our ability to respond to market conditions, meet capital needs and pursue growth plans. Adverse economic conditions or industry changes may cause us to incur significant losses or force us to assume considerable liabilities, which could impair our ability to comply with these covenants. If we fail to comply and our lenders refuse to grant waivers, an event of default could be triggered, which may accelerate repayment obligations under the applicable debt instruments and result in the foreclosure of security interests, including pledges of equity interests in material subsidiaries.

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

We rely on third-party suppliers for key materials, components and equipment, including high-purity polysilicon, ingots, wafers, cells, silver-based metallic pastes, glass, metal frames, ethylene vinyl acetate, junction boxes, polymer back sheets, lithium iron phosphate battery cells, inverters, trackers, mounting hardware, and grid interconnection equipment. Given our dependence on a limited number of suppliers, we are vulnerable to supply chain disruptions. If suppliers fail to meet our quantity, quality or cost requirements, we may face increased costs, production delays, or non-compliance with customer agreements, potentially leading to order cancellations, contractual liabilities, and revenue shortfalls.

Supply chain risks are further exacerbated by inflationary pressures, rising input costs, and production delays. Prices for certain key raw materials, including polysilicon, silver-based metallic pastes and lithium carbonate, have historically been volatile, and increases in the cost of these inputs could adversely affect our manufacturing costs and margins, particularly where pricing under customer contracts does not permit timely pass-through of such increases. Although we may build buffer inventories, there is no assurance that these buffer inventories will fully mitigate supply disruptions or cost increases. Supply interruptions may also result from accidents, energy shortage, natural disasters or other unforeseen events beyond our control.

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

We sell a substantial portion of our solar module and battery energy storage products to a limited number of customers. Our top five customers by revenues accounted for approximately 15.8%, 17.8% and 17.4% of our net revenues in 2023, 2024 and 2025, respectively. We expect our dependence on a limited number of customers to continue for the foreseeable future.

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

As of January 31, 2026, Dr. Shawn Qu, our founder, Chairman and Chief Executive Officer, beneficially owned 14,054,888 common shares, representing 20.7% of our outstanding shares. Dr. Qu also serves as the chairman of CSI Solar and as a member of the board of directors of Recurrent Energy B.V. As a result, Dr. Shawn Qu has substantial influence over our business, including decisions regarding mergers and acquisitions, consolidations, asset sales, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares in the sale of our company and might reduce the price of our common shares.

Our inability to protect our intellectual property rights or defend against patent infringement or other intellectual property claims, could undermine our competitive position, adversely affect our business and impose significant costs.

We retain intellectual property rights to some of the technologies that we develop in solar power and battery energy storage products, As of December 31, 2025, we held 2,314 patents and had 636 patent applications pending across several jurisdictions. We have registered the “Canadian Solar” trademark in multiple jurisdictions, with pending application in additional countries. As of December 31, 2025, we held 325 registered trademarks and had 72 trademark applications pending across several jurisdictions. While we take measures to protect our intellectual property, these rights afford only limited protection and may not prevent third-party infringement.

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

We are subject to national and local laws governing environmental protection, health and safety. We believe we comply with all applicable regulations, including those related to noise, wastewater, air emissions, hazardous substances and industrial waste. Beyond what is required by environmental laws, we have implemented measures to reduce our environmental impact, including promoting a circular economy to maximize material and energy efficiency and minimize waste generation, and setting rolling five-year targets to lower the intensities of manufacturing GHG emissions, energy and water consumption, and waste generation. We have also strengthened supplier scrutiny on ESG requirements and implemented ESG compliance audits across our supply chain. If we fail to comply with current or future environmental regulations, we may incur substantial fines, production suspensions or operation closures. Stricter regulations in the future could significantly increase compliance costs. Our solar power and battery energy storage products must meet environmental standards in the jurisdictions in which they are installed, and compliant-related design and manufacturing costs could impact our competitiveness.

The ownership, construction and operation of our solar power and battery energy storage projects are subject to environmental, health and safety laws in each jurisdiction where our projects operate or plan to operate. Some projects may require environmental impact assessments and programs to identify and understand their potential environmental impacts, allowing us to plan and design projects that minimize harm to ecosystems and communities. If such programs are unsuccessful, our projects could face increased mitigation requirements, operational curtailments, penalties or permit revocation.

Our costs of complying with current and future environmental, health and safety laws, regulations and permit requirements (or other similar requirements), and any liabilities, fines or other sanctions resulting from violations, could have a material adverse effect on our business and results of operations.

Laws, regulations and government actions on sustainability could result in significant additional costs and expose us to additional liabilities.

Our operations emit greenhouse gases, and evolving laws and regulations may require us to obtain permits, undergo environmental review, and implement monitoring programs. For instance, the SEC adopted rules on March 6, 2024, mandating public companies to disclose climate-related risks and GHG emissions in their annual reports starting in the fiscal year 2025. However, the implementation of these rules has been stayed due to legal challenges, and as of March 27, 2025, the SEC ceased defending the rules in court, creating uncertainty regarding their future applicability. The European Corporate Sustainability Reporting Directive (“CSRD”) requires companies to report on a broad range of ESG factors. A central feature of the CSRD is the concept of double materiality, which mandates companies to identify sustainability matters that are most material to the organization and its stakeholders. Recent legislative developments have led to proposed amendments that may delay the implementation of the CSRD’s reporting requirements. On April 3, 2025, the European Parliament voted to postpone the application of certain sustainability reporting rules, allowing lawmakers additional time to renegotiate exemptions. As a result, reporting requirements for certain companies are postponed until 2027, with first reports due in 2028. On December 16, 2025, the European Parliament adopted the Omnibus I proposals. The Omnibus I proposals are subject to further legislative negotiations, and their final form and implementation timeline remain uncertain. Given these developments, we are closely monitoring the evolving regulatory landscape to determine the specific impact on our reporting obligations under the CSRD. In China, regulatory authorities have recently introduced ESG disclosure guidelines requiring public companies to report on material ESG topics, including the integration of double materiality assessments. CSI Solar, as a public company listed on the STAR Market, will be required to comply with these guidelines by April 30, 2026, for disclosures covering the fiscal year 2025.

Since 2020, we have been measuring GHG emissions from our operations, including manufacturing. We have also set rolling five-year targets to reduce GHG emissions, energy and water consumption, and waste intensities, which are updated annually. Our commitment includes the goal of powering all our operations with renewable energy by 2030. In addition, we are committed to setting science-based near-term and net-zero targets and decarbonizing our operations and value chain, and our targets were formally validated and approved by the Science Based Targets initiative (“SBTi”) in December 2025. While these initiatives are expected to meaningfully reduce our GHG emissions in the future, their successful execution may be subject to policy, market or cost barriers in the locations where we operate. Our business model supports global decarbonization by enabling customers to reduce their carbon footprint through solar energy and battery energy storage solutions. However, evolving carbon pricing mechanisms, emission regulations, and government decarbonization targets could increase our compliance costs, impact operations, or require additional investments in emission reduction equipment and technologies. The financial and operational impact of such regulatory developments remains uncertain and cannot yet be determined.

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

We rely on our information technology systems and network infrastructure, some of which are managed by third parties, to process, store and transmit electronic information. Our information technology systems and those of critical third-party providers are vulnerable to cybersecurity incidents, including power outages, system failures, unauthorized access, malware, ransomware, data breaches and other cyber threats. Despite the security measures we have implemented, we have experienced cyberattacks in the past, including business email compromise, and we expect the frequency and sophistication of cyberattacks and other security incidents to continue to increase in the future. In addition, cyber treats targeting the energy and infrastructure sectors continue to increase in frequency and sophistication. We cannot guarantee that our defenses and those of critical third-party providers will prevent cybersecurity incidents, detect intrusions in a timely manner or enable full recovery. Cybersecurity breaches may lead to data theft, loss or misuse of proprietary and personal information, exposing us to legal claims, regulatory penalties, compliance costs and significant financial and reputational damage. Our cybersecurity costs may increase as regulatory requirements evolve and the threat landscape expands. If we fail to adequately prevent, detect, or mitigate cybersecurity threats, our business, operations, and financial results could be materially and adversely affected.

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

As a public company, we are required by Section 404 of the Sarbanes-Oxley Act to include a management report on, among other things, the effectiveness of our internal control over financial reporting in our annual report. As of December 31, 2025, management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm will also evaluate and report on the effectiveness of our internal control over financial reporting. However, we cannot guarantee that material weaknesses will not emerge in the future. Any such weaknesses could lead to delays in our periodic reporting, material misstatements in our financial statements, and a loss of investor confidence, leading to an adverse effect in the value of our common shares.

Although CSI Solar completed the STAR Listing, we may not achieve the results contemplated by our business strategy. In addition, it is difficult to predict the effect of CSI Solar’s STAR Listing on our common shares.

Although CSI Solar completed its initial public offering and listing (the “STAR Listing”) on the Science and Technology Innovation Board (the “STAR Market”) of the Shanghai Stock Exchange in 2023, we may not realize the anticipated benefits. CSI Solar’s completion of its STAR Listing may not have the anticipated effects of strengthening CSI Solar and its market leadership position. CSI Solar has broad discretion over the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in its operating success or with which holders of our common shares agree. CSI Solar’s failure to leverage its STAR Listing could adversely impact its results of operations and, in turn, the market value of our common shares.

CSI Solar is subject to the listing and securities law regime of the Shanghai Stock Exchange. The Shanghai Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases, including different levels of retail and institutional participation. As a result of these differences and given the fact that CSI Solar will remain one of our significant subsidiaries, fluctuations in the price of the shares of CSI Solar due to circumstances peculiar to the STAR Market or otherwise could in turn affect the price of our common shares. Furthermore, investors may choose to invest directly in CSI Solar rather than our shares listed on the Nasdaq Global Select Market, which could result in reduced demand and market value for our common shares.

CSI Solar’s status as a publicly traded company that is controlled, but less than wholly owned, may create complexities and adversely affect our financial results.

Canadian Solar Inc. has a direct ownership interest in CSI Solar Co., Ltd. through its holding of approximately 64% of the outstanding shares of CSI Solar Co., Ltd. CSI Solar operates under a separate board of directors and officers whose fiduciary duties extend to all of its shareholders. In fulfilling these duties, they may take actions that may be contrary to our best interests. CSI Solar Co., Ltd. and Canadian Solar Inc. are independently listed on the Shanghai Stock Exchange and the Nasdaq Global Select Market, respectively, and are subject to differing regulatory, accounting standards and disclosure requirements. These differences may create inconsistencies in financial reporting, timing of disclosures and investor communications, which may lead to potential confusion or uncertainty among investors.

In addition, CSI Solar may undertake capital raises, share repurchases and share-based compensation for its directors, officers and employees, which could dilute or increase our ownership interest, affect cash flows, and increase share-based compensation expenses in the future. In April 2024, CSI Solar launched a share repurchase program of RMB 500.0 million up to RMB 1,000.0 million ($70.4 million up to $140.8 million) to reserve shares for future share-based awards. In December 2024, CSI Solar launched a further share purchase program of RMB 500.0 million up to RMB 1,000.0 million ($70.4 million up to $140.8 million) to reduce its registered capital. In 2024 and 2025, CSI Solar repurchased 52.7 million and 45.1 million shares, representing 1.43% and 1.22% of its total shares, for RMB 566.2 million ($79.6 million) and RMB500.6 million ($70.1 million), respectively.

We have granted, and may continue to grant, various share-based incentive awards which may increase our share-based compensation expenses.

Under our 2006 share incentive plan, we grant restricted shares, options and restricted share units to eligible employees, directors and consultants. In addition, CSI Solar granted performance-based restricted share units to directors and key employees, with vesting tied to the its STAR Listing date and subsequent anniversaries. See “Item 6 Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for more details. CSI Solar adopted a restricted share incentive plan in 2024, granting options to its officers, directors and employees to purchase shares of CSI Solar, subject to service and performance vesting conditions. We recognized $21.4 million and $24.4 million in share-based compensation expenses in 2024 and 2025, respectively.

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

The delisting or prohibition of trading of our common shares pursuant to the HFCAA, or the risk or perception that such action may occur, could materially and adversely affect the value of your investment.

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

On December 15, 2022, the PCAOB vacated its previous determinations issued on December 16, 2021 that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified when we file our annual report on Form 20-F for the fiscal year ended December 31, 2025. There are no PCAOB determinations currently in effect. Accordingly, we are not currently at risk of having our securities subject to an initial trading prohibition under the HFCAA. On February 21, 2025, the U.S. administration undertakes, among other things, to determine if adequate financial auditing standards are upheld for companies covered by the HFCAA.

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

Risks Related to Doing Business in China

The rules and regulations in China can change quickly with little advance notice. Uncertainties with respect to the PRC legal system, as well as changes in any government policies, laws and regulations, could affect the addressable industry of CSI Solar and CSI Solar’s ability to conduct its operations in China, which could result in material changes to CSI Solar’s operations and the value of our securities.

CSI Solar conducts a portion of its operations in China. Its PRC operations are governed by PRC laws and regulations. The PRC legal system, based on written statutes, differs from common law systems, as prior court decisions may be cited for reference but have limited precedential value. The PRC legal system continues to rapidly evolve and the implementation, interpretation and enforcement of its laws, regulations and rules may be inconsistent and change quickly with little advance notice, which may limit legal protections available to us. In addition, any litigation in China may be protracted and may result in substantial costs and divert CSI Solar’s resources and the attention of its management. Moreover, because these laws and regulations are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available.

The revised PRC Company Law, effective on July 1, 2024, introduced substantial changes to the capitalization requirements, the corporate governance and the duties of directors, supervisors and senior management. If CSI Solar fails to comply with these regulations and any subsequent changes, it may be subject to penalties and our business may be harmed.

CSI Solar’s operations are also subject to China’s foreign investment regime under the Foreign Investment Law and its Implementation Rules. According to these regulations, foreign investments shall be conducted in line with the “negative list” and obtain relevant approvals issued by the State Council from time to time. The “negative list” sets special administrative measures for foreign investment access in specific industries. Foreign investors are not allowed to invest in prohibited industries as specified in the “negative list” and subject to certain restrictions when investing in the restricted industries as specified in the “negative list.” The National Development and Reform Commission (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Catalogue of Encouraged Industries for Foreign Investment (2025 Edition), which took effect on February 1, 2026 and includes photovoltaic power generation equipment manufacturing as an encouraged industry. However, it is uncertain whether CSI Solar will be subject to future foreign investment restrictions or prohibitions, although it is not currently subject to such restrictions under the existing “negative list.” We cannot assure you that future interpretation or implementation of the Foreign Investment Law by relevant authorities will not materially impact CSI Solar’s corporate structure, governance, industry or business operations.

In addition, the PRC government has strengthened anti-monopoly and competition laws recently, including heighten scrutiny of consolidation, pricing management and capacity coordination in certain segment of the solar photovoltaic industry, such as polysilicon, amid ongoing industry oversupply. Although we believe CSI Solar’s operations comply with existing anti-monopoly and competition regulations, there remain uncertainties regarding their interpretation and enforcement. We cannot guarantee that regulators will agree with CSI Solar or that CSI Solar’s business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against CSI Solar, it may be subject to fines and other penalties.

The PRC government exercises substantial control over the economy and may intervene in or influence CSI Solar’s operations at any time, which could result in material changes to CSI Solar’s operations and the value of our securities.

The PRC government exercises substantial control over the economy through regulation and state ownership. CSI Solar’s ability to operate in China may be impaired by changes in its laws and regulations, including those governing the industry in which it operates, its taxation, land use rights and foreign investment restrictions. In addition, central and local governments may impose new or stricter regulations or reinterpret existing regulations that would require additional compliance measures and costs. Any such government intervention, regulatory action or policy change could require significant changes to CSI Solar’s operations, which could in turn affect the value of our securities.

Failure to comply with PRC regulations and other legal obligations concerning cybersecurity, privacy, data protection and informational security may materially and adversely affect CSI Solar’s business, as it routinely collects, stores and uses data during the conduct of its business.

CSI Solar routinely collects, stores and uses data during its operations including but not limited to the demand and pricing of solar and battery energy storage products, location and capacity of its production facilities, operational and performance data of solar and battery projects that it provides services to, and the information related to its employees, customers and suppliers. CSI Solar is subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the internet, mobile platforms and cybersecurity.

In recent years, PRC authorities issued a number of laws and regulations governing cybersecurity, data security, critical information infrastructure protection, personal information protection and cross-border data transfers, including requirements that may impose cybersecurity reviews, security assessments or other regulatory procedures where data processing activities affect or may affect national security. The interpretation, application and enforcement of these requirements remain uncertain and may evolve further, and compliance may require additional approvals, certifications, filings or operational adjustments.

If CSI Solar is required to go through cybersecurity reviews, security assessment of outbound data transfer or other regulatory procedures, or if PRC authorities determine that its data-related activities do not comply with the applicable laws and regulations, CSI Solar will receive a notice on assessment result after completion of the assessment, and CSI Solar may be notified to terminate the outbound data transfer or make rectification as required. In addition, CSI Solar has to regulate its outbound data transfer activities in accordance with the applicable laws and regulations on the security management of outbound data transfer and the relevant requirements specified in the notice on assessment result.

As of the date of this annual report, CSI Solar has not been informed that it is identified as a critical information infrastructure operator by any governmental authorities. CSI Solar will closely monitor the relevant regulatory environment and will assess and determine whether it is required to apply for the cybersecurity review with the advice of its PRC counsel.

Renminbi currency exchange restrictions may limit CSI Solar’s ability to utilize its revenues and cash effectively.

The PRC government regulates Renminbi convertibility into other currencies and, in certain cases, restricts the remittance of currency out of China in cross-border transactions and capital flows. Certain of CSI Solar’s revenues and expenses are denominated in Renminbi. If CSI Solar’s revenues denominated in Renminbi increase or its’ expenses denominated in Renminbi decrease, CSI Solar may need to convert a portion of its revenues into other currencies to meet foreign currency obligations.

Under the relevant foreign exchange regulations, conversion of Renminbi for current account transactions, which includes dividends, interest, trade and service-related foreign exchange transactions, is permitted without prior approval from SAFE by complying with certain procedural requirements.

Conversion of Renminbi for capital account transactions, including foreign direct investments and loans, is subject to significant foreign exchange controls and requires approval of or registration with PRC authorities. If CSI Solar finances its PRC subsidiaries through capital contributions, approval of or the record-filing with PRC authorities, including the Ministry of Commerce or its local counterparts, is required. If CSI Solar’s subsidiaries obtain foreign debt through medium and long-term loans or bonds issuance, approval may be required from the NDRC. Foreign exchange controls on capital account transactions could limit CSI Solar’s ability to obtain foreign exchange, pay capital expenses in currencies other than in Renminbi or use Renminbi capital converted from foreign registered capital.

The PRC government may impose stricter foreign exchange policies and increase scrutiny of cross-border capital movements. If these restrictions prevent CSI Solar from utilizing its revenues generated in Renminbi or cash held in China to meet cash or financing requirements outside China or to pay future dividends, its business could be harmed.

Risks Related to Our Common Shares

The issuance by us of additional common shares or equity-linked securities may cause existing shareholders to experience dilution and could adversely affect the market price of our common shares.

From time to time, we may issue additional common shares or equity-linked securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, or for other reasons. For example, in 2025, we issued $200.0 million in convertible senior secured notes due 2029 to PAG. In January 2026, we issued $230.0 million of convertible senior notes due 2031. These notes are convertible into common shares at an initial conversion price of $18.20 and $27.63, respectively. Future issuances of such securities may cause existing shareholders to experience dilution of their ownership interest and may adversely affect the market price of our common shares. We cannot predict the timing, size or terms of any future issuances or sales of common shares or equity-linked securities, nor their effects on the market price of our common shares. In additional, market conditions could require us to accept less favorable terms in future offerings. In addition, our future issuance of securities may be subject to regulatory approval or filling procedures, which may affect our ability to conduct future offerings in a timely manner.

The market price of our common shares is highly volatile.

The market price for our common shares is highly volatile and has been subject to wide fluctuations, which could result in substantial losses to investors. In 2025, our share price fluctuated between a high of $34.59 and a low of $6.57. The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of companies, including solar companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our common shares has been and may in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the solar industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our common shares to decline.

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

Certain provisions in Canadian Solar Inc.’s articles may deprive our shareholders of the opportunity to sell their common shares at a premium over the prevailing market price by delaying or preventing a change of control of our company. Our board of directors has the authority to issue an unlimited number of preferred shares, in one or more series, without approval from the shareholders. Our board of directors may determine the number of preferred shares issued and set the designation, rights, privileges, restrictions and conditions of each series of preferred shares. See “Item 10. Additional Information—B. Articles—Preferred Share Rights” for a more detailed description of the attributes of the preferred shares.

In addition, our board of directors may fix or change the number of directors within the minimum of three and maximum of ten allowed under our articles. Our board of directors may appoint additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but such appointments may not exceed one-third of the elected directors from the previous annual meeting of shareholders.

You may have difficulty enforcing judgments obtained against us.

Canadian Solar Inc. is a corporation governed by the laws of the province of Ontario, Canada, with operations in North America, Asia Pacific, Europe, Australia, South America, the Middle East and Africa. We primarily conduct our manufacturing operations in the U.S. and Asia Pacific, including China. A majority of our directors and officers are residents of countries other than the United States, principally Canada. As a result, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in United States courts, because a substantial portion of our assets and all or a substantial portion of the assets of those persons are located outside the United States. In addition, our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “net CFC tested income” and investments in United States property by CFCs, whether or not we make any distributions. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporation that is a United States shareholder. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We do not intend to monitor whether we are or any of our non-United States subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries, or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax obligations. An investor who is a United States person should consult its tax advisor regarding the potential application of these rules to its particular circumstances.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our common shares.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes in any taxable year if, applying applicable look-through rules, either (a) at least 75% of our gross income for such year is passive income or (b) at least 50% of the value of our assets (generally determined based on an average of the quarterly asset values for such year) is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2025, though there can be no assurances in this regard. PFIC status is determined annually, involves extensive factual analysis, including ascertaining the quarterly fair market value of all of our assets and the characterization of each item of income that we earn, and is subject to various uncertainties. Moreover, we cannot guarantee that the IRS will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC in any taxable year or that the IRS will not take a position contrary to any position that we take.

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

Canadian Solar Inc. was incorporated under the laws of the Province of Ontario, Canada in October 2001, and became a publicly traded company on the Nasdaq under the ticker symbol “CSIQ” following its initial public offering (“IPO”) on November 9, 2006. Since its incorporation, the Company has undergone several jurisdictional continuances: (i) a continuance from Province of Ontario jurisdiction to Canadian federal jurisdiction on June 1, 2006; (ii) a continuance from Canadian federal jurisdiction to Province of British Columbia jurisdiction on July 23, 2020; and (iii) a continuance from Province of British Columbia jurisdiction back to Province of Ontario jurisdiction on July 29, 2022. Canadian Solar Inc. is currently governed by the Business Corporation Act (Ontario), or the OBCA.

In June 2023, CSI Solar completed its STAR Listing on the Shanghai Stock Exchange, raising gross proceeds of RMB 6.01 billion ($842.6 million). In July 2023, the full over-allotment option was exercised, raising an additional gross proceeds of RMB 0.9 billion ($124.3 million). All U.S. dollar equivalents are based on the exchange rate on the respective transaction dates. CSI Solar issued 622,217,324, representing approximately 17% of its outstanding shares post-IPO. As of the date of this annual report, we own approximately a 63% equity interest in CSI Solar.

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

All inquiries to us should be directed to the address and telephone number of our principal executive office set forth above. Our website is www.canadiansolar.com. This website address is provided only as an inactive textual reference. The information contained on, or accessible, through our website does not form part of this annual report.

B	Business Overview

Overview

We are one of the world’s largest solar technology and renewable energy companies, a leading manufacturer of solar photovoltaic modules, a provider of battery energy storage solutions, and a developer of utility-scale solar power and battery energy storage projects. As of December 31, 2025, we had delivered approximately 174 GW of solar modules to customers worldwide and shipped more than 18 GWh of battery energy storage solutions. Our global footprint spans North America, Asia Pacific, Europe, Australia, South America, the Middle East and Africa.

Strategic Initiative Relating to Our U.S. Business Operations

On December 1, 2025, we announced a strategic initiative to resume direct oversight of our U.S. operations. We have formed a new joint venture with our majority-owned subsidiary, CSI Solar, by holding a 75.1% controlling stake in CS PowerTech, which operates U.S.-based manufacturing and sales of solar modules, solar cells and advanced energy storage systems.

Manufacturing

CS PowerTech and CSI Solar

Our Manufacturing segment primarily focuses on the design, development and manufacturing of solar ingots, wafers, cells, modules and battery energy storage products. We operate manufacturing facilities in the U.S. and Asia Pacific, including China.

We employ a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases of ingots, wafers and cells. We believe this approach has benefited us by allowing us to grow in a capital-light manner, while giving us significant flexibility to respond to short-term demand changes. Our global solar module, cell, wafer and ingot annual production capacities were 51.3 GW, 32.4 GW, 37.0 GW and 31.0 GW, respectively, as of December 31, 2025. Our global annual battery energy storage system and battery cell manufacturing capacities were 15.0 GWh and 3.0 GWh, respectively, as of December 31, 2025. Battery energy storage system and battery cell capacities are presented on a single-shift and double-shift annualized basis, respectively.

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

Our e-STORAGE provides integrated utility-scale battery energy storage solutions, including turnkey and bankable system solutions across various applications, long-term service agreements and future battery capacity augmentation services. As of December 31, 2025, e-STORAGE had a contracted backlog, including long-term service agreements, of approximately $3.6 billion.

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

Recurrent Energy develops solar power and battery energy storage projects globally, including in North America, Europe, Latin America, Japan, Australia, and other countries of the Asia Pacific region. As of December 31, 2025, we managed approximately 15.0 GW of solar and battery storage projects under O&M contracts. We focus on capturing greater asset value and retaining ownership of projects in select markets to increase long-term revenues through recurring income, primarily from the sale of electricity and other related services generated by our operating portfolio. Our solar and storage pipelines reflect our project development strategy, allowing us to capitalize on demand for renewable energy projects and enhance long-term revenue generation.

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

Our Products and Services

We market our products primarily under our own brand names, including “Canadian Solar”, “CSI”, “CS PowerTech”, “CSI Solar”, “Recurrent Energy”, “e-STORAGE”, “SolBank”, “KuBank” and “EP Cube.”

CS PowerTech and CSI Solar

Solar Modules

We offer high-efficiency solar modules with power outputs ranging from 450W to 740W, using mono-crystalline cells in various configurations. We introduced module products utilizing 210 mm x 210 mm square wafers and 182 mm x 210 mm rectangular wafers. Our mainstream solar modules include (i) CS7N-TB-AG (TOPCon, 132 half-cells, 210 mm x 210 mm wafer, bifacial), (ii) CS6.2-66TB (TOPCon, 132 half-cells, 182mm x 210 mm wafer, bifacial), and (iii) CS6.2-66HB (HJT, low carbon module, 132 cells, 182mm x 105 mm wafer, bifacial). These products are designed for residential, commercial and utility-scale applications. We are committed to providing customers with high-efficiency and reliable PV module products and related services.

During the period from 2021 to 2024, we mass-produced TOPCon and HJT cells and modules. In 2025, we developed the next-generation TOPCon SMBB-Ultra technology for the TOP(Bi)HiKu6 products, which optimizes cell and module technologies to achieve higher module power. In addition, we enhanced optical absorption by introducing total-reflection interval films and ultra-high-transmittance anti-reflective coatings on the PV-glass surface. Through these improvements, the module power output of CS6.2-66TB has been increased up to 655W, with module efficiency of 24.2%, which may contribute to lower levelized cost of electricity (“LCOE”) at the system level.

Based on the technology platform of TOP(Bi)HiKu6 products, we have developed a series of differentiated PV module products. For example, our anti-dust PV modules are designed to reduce the accumulation of dust at the edges of the module during long-term use through special structural design, which may increase electrical power generation. Our sound barrier PV modules have been installed along the highway. Our anti-glare PV modules have been used in environments requiring low light reflection. Aesthetic and insulated composite frames have also been introduced in our module products and used in rooftop projects.

We have developed CS6.2-66TB-HP anti-hail PV module, which can pass a 55 mm hail test to meet hail resistance requirements for the U.S. market. The CS6.2-66TB-HP also provides improved load resistance and fire resistance compared with conventional PV modules.

In 2025, we launched the CS 6.2-66HB-H product for utility-scale applications, with HJT cell size of 182mm x 105 mm and module power of up to 640W. This product features high efficiency, high bifaciality, a low temperature coefficient and lower carbon emissions, and is suitable for both utility-scale and rooftop applications.

Battery Energy Storage

Our battery energy storage solutions provide proprietary high-performance, safe and reliable energy storage systems for utilities, independent power producers, and commercial and industrial business. These solutions provide the balance of energy delivery with energy consumed, including absorption of excess energy in the systems and release for when it is needed, and enhance power resilience across multiple applications.

Battery energy storage demand is growing across various utility and grid opportunities and applications including energy arbitrage, reserve capacity, flexible peaking, resource adequacy, grid frequency regulation and voltage control. We have introduced our high-energy and high-power storage power block with integrated lithium iron phosphate (“LiFePO4” or “LFP”) battery system designed to meet market demand for 1 to 4 hours of energy storage duration. We offer turn-key solution, integrating battery storage, power conversion system and energy management system, complemented by long-term service agreements, including operation and maintenance, capacity augmentation, system performance optimization, warranty, and other services throughout the system operational life. We also provide comprehensive services and capabilities with project installations, including consulting and project engineering, procurement, and construction (“EPC”) management.

To drive growth and innovation in battery energy storage, we have invested significantly into developing proprietary products, technologies, and manufacturing processes. In 2021, we began designing DC battery storage systems, including battery modules and packs, under the “SolBank” brand. In 2022, we launched SolBank 1.0, featuring a LiFePO4 battery system for utility-scale applications, with capacity of up to 2.967 MWh. In 2023, we launched SolBank 3.0, with power up to 2.35 MW and capacity of 5 MWh. SolBank 3.0 integrates high energy density cells, advanced safety system, smart liquid cooling and active balance system controls. Housed in a 20-ft container, SolBank 3.0 provides up to 45% increase in product-level capacity and up to 40% decrease in commissioning time compared to its previous generation. SolBank 3.0 is equipped with a pack and electrical redundancy protection system, abnormal performance detection, multi-level fire alarm and suppression protection system designed to enhance product safety. Its optimized thermal management lowers auxiliary power consumption by up to 30% compared to its previous generation. Its flexible, modular design enables compatibility with various power conversion systems (“PCS”). In addition, SolBank 3.0 has passed large-scale fire testing conducted in accordance with applicable international standards, including UL 9540A test methodologies, demonstrating its ability to mitigate thermal propagation and enhance system-level fire safety performance.

In 2022, we launched our residential battery energy storage product, EP Cube, an all-in-one residential battery energy storage solution designed to optimize solar self-consumption. Initially introduced in the U.S., it has since expanded to Europe and Japan. The EP Cube system offers scalable capacities ranging from 9.9 kWh to 19.9 kWh per unit, with full system capacity up to 119.9 kWh.

In 2025, we launched FlexBank 1.0, a modular utility-scale energy storage system designed for large-scale applications. FlexBank 1.0 delivers up to 8.36 MWh of energy capacity and features a modular open-frame architecture that enables each cabinet to serve as an independent building block, simplifying logistics, installation and site layout. Built on our 314 Ah LFP cell technology, FlexBank 1.0 incorporates a multi-tiered protection system, including heat barriers, a three-level electrical protection system and advanced cell-level precision management. The FlexBank platform also serves as a foundation for future battery technologies featuring higher amperage cell formats and improved performance characteristics. The system is expected to be ready for deployment in 2026.

In 2025, we expanded our commercial and industrial energy storage portfolio with the launch of KuBank 2.0, a modular LFP battery energy storage system designed for commercial, industrial and similar applications. KuBank 2.0 features an integrated battery management system and a scalable architecture that allows multiple units to be connected in parallel to meet varying power and energy requirements. KuBank 2.0 delivers up to 277 kWh of energy capacity. The system is designed for outdoor operation, incorporates multi-level safety protections and thermal management, and is certified to applicable international safety and performance standards. It supports applications use cases such as peak shaving, demand management and energy optimization.

As of December 31, 2025, e-STORAGE had a contracted backlog, including long-term service agreements, of approximately $3.6 billion.

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

EPC Services

CSI Solar provides turnkey EPC services in China for ground-mounted solar power and battery energy storage projects, as well as large-scale distributed systems for C&I customers. Our services encompass system design, procurement, installation, testing and commissioning.

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

CS PowerTech and CSI Solar

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

For risks related to the long-term supply agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Oversupply of polysilicon, solar wafers, cells and modules may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings” and “—Supply chain disruptions, cost increases or performance issues could adversely affect our business and relationship with customers, particularly given our dependence on a limited number of key suppliers.”

Recurrent Energy

Recurrent Energy procures solar modules and battery energy storage products from CS PowerTech and CSI Solar in transactions intended to be priced on an arm’s length basis, as well as from certain third-party suppliers. We have centralized procurement operations to optimize project construction costs and secure competitive terms with key suppliers, enhancing our ability to compete on cost given the large procurement quantities.

Manufacturing, Construction and Operation

CS PowerTech and CSI Solar

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

We primarily use in-house manufactured silicon ingots, wafers, solar cells, with a portion sourced from third parties, for our solar module production. Our solar module manufacturing costs in China, including purchased polysilicon and wafers, decreased from $0.169 per watt in 2023 to $0.106 per watt in 2024, and further decreased to $0.09 per watt in 2025. We continue to focus on cost reduction through improvements in solar cell conversion technology and efficiency, manufacturing yields and material sourcing.

Recurrent Energy

We develop, build, sell and operate solar power and battery energy storage projects across North America, Europe, Latin America, Japan, Australia, and other countries of the Asia Pacific region. We manage all aspects of project development and operations, including site selection, design, permitting, engineering, procurement, construction and operations, utilizing in-house teams or third-party contractors based on project requirements and resource availability.

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

Currently, we have owned and operated solar power and battery energy storage projects in the U.S., Europe, Latin America, Japan and other countries in the Asia Pacific region. Once connected to the grid, our projects regularly undergo inspections, monitoring, and management to maximize utilization, power generation and system lifespan.

We operate a real-time monitoring center in Ontario, Canada, overseeing operational performance and managing power services (“O&M”). The system is designed to raise alerts for underperforming inverters or strings, ensuring timely interventions. Our cloud-based platform utilizes our proprietary systems and algorithms for predictive maintenance for both self-owned and third-party projects, tracking work orders, warranty claims, spare parts, health and safety incidents, and operational reports.

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

We maintain various international and domestic certifications for our solar modules. For example, we have obtained IEC61215/ IEC61730 certifications for sales in Europe, UL61730 certifications for North America, and other necessary certifications for China, Japan, Korea, India, Brazil, Australia, Colombia, Israel, Italy, the U.K. and Indonesia. IEC certifications are issued by Verband Deutscher Elektrotechniker, or VDE, while UL certifications are issued by the Canadian Standards Association, or CSA. Our module products comply with the latest standards, including IEC 61215:2021, IEC61730:2023 and UL61730 Ed.2-2022, and meet regional regulations. Our module products have achieved high California Energy Commission, or CEC, PVUSA test condition ratings. Further, our module products have passed extended stress program qualifications, such as salt mist testing and ammonia testing, as well as extra-standard or high-frequency testing programs on multiple quality factors with PVEL and RETC. We have continuously improved our silicon, ingot, wafer, cell and module production processes to maintain a competitive carbon footprint certification for the French solar tender requirements. Our TOPCon modules obtained certification under the French Programmation Pluriannuelle de l’énergie (“PPE2” & “PPE2 V2”) solar tender program.

Our PV test laboratory is accredited by the China National Accreditation Service for Conformity Assessment (the “CNAS”) under ISO17025 quality management standard, and has been approved into various Data Acceptance Program, namely CSA, VDE, TÜV SÜD, Dekra and China General Certification, or CGC. This allows us to conduct a portion of the product certification testing in-house, reducing time-to-market and certification costs, and performing exhaustive product and component reliability research to enhance product durability.

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

Our energy storage products comply with the regulatory requirements and industry standards of major global markets. For example, we have obtained certifications from TÜV Rheinland for compliance with the EU’s Low Voltage Directive, Electromagnetic Compatibility Directive, Battery Regulation, as well as the RoHS and REACH regulations. In addition, our products hold relevant IEC certifications, including but not limited to IEC 62619, IEC 62477 and IEC 62933. For the Chinese market, our products meet the requirements GB/T 36276 and GB44240. In North America, we have obtained UL 9540A, UL 1973 and UL 9540 certifications, and also obtained NFPA 68 and NFPA 69 simulation reports issued by TÜV Rheinland. To meet the requirements of the latest NFPA 855:2026 standard, our SolBank product completed the Large-scale fire test, with the entire process witnessed by the Energy Storage Response Team and the Canadian Standards Association.

Our remaining products are undergoing certification processes before entering relevant markets to ensure compliance with global regulatory and grid connection requirements.

Sales, Marketing and Customers

Our large and diversified customer base includes active customers in more than 160 countries. Our revenue sources have fluctuated significantly over recent years, and a significant and growing portion of our revenues are generated in the U.S. For example, the Americas contributed 34.4%, 51.8% and 56.4% of our revenues in 2023, 2024 and 2025, respectively; Asia contributed 41.0%, 30.0% and 22.3%, respectively; and Europe and other regions contributed 24.6%, 18.2% and 21.3%, respectively.

CS PowerTech and CSI Solar

Our primary customers are distributors, system integrators, project developers, installers and EPC companies. Historically, a small number of customers have accounted for a significant portion of our net revenues. In 2023, 2024 and 2025, our top five customers accounted for 13.4%, 17.8% and 17.4% of our total net revenues, respectively, while our largest customer in these years accounted for 3.5%, 5.4% and 4.5%, respectively. We market and sell solar modules worldwide for residential, commercial and utility-scale solar applications. Sales are primarily executed through our direct sales team operating globally.

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

Our strong brand reputation is reinforced by multiple industry awards and recognitions, reflecting our commitment to quality and innovation. In 2024, we were ranked first among Energy & Utility companies in Newsweek’s World’s Most Trustworthy Companies list and were named a Top 10 Battery Energy Storage System Integrator by S&P Global. We also received the Top Brand PV Award USA 2024 from EUPD Research, recognizing our leadership in the photovoltaic sector. In 2025, we were ranked second in Wood Mackenzie’s Solar Module Manufacturer Ranking and were designated as a Tier 1 Solar Company by BloombergNEF. In the energy storage sector, we were recognized as a Tier 1 Energy Storage Manufacturer by BloombergNEF and as a Tier 1 Battery Energy Storage System Supplier by S&P Global. Additionally, EP-Cube, our proprietary energy storage cell technology, received the 2025 iF Design Award and the Gold 2025 iF Design Award, recognizing its design and technological excellence. These accolades reinforce our market positioning and strengthen customer trust in our products and solutions globally.

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

Recurrent Energy

We develop, build, sell and operate solar power and battery energy storage plants across North America, Europe, Latin America, Japan, Australia and other countries of the Asia Pacific region. Our customers include utilities, independent power producers and energy investors, while our power services (O&M) and asset management customers include other solar and battery storage project developers and owners. To expand market reach and strengthen project sales, we conduct market due diligence, engage regularly with industry operators and investors, and participate in industry conferences and events.

Our sales pipeline reflects our project development strategy, allowing us to capitalize on demand for renewable energy projects and providing flexibility to pursue a balance of project sales and project ownership, depending on market conditions and capital availability.

The following table presents our total solar pipeline:

Total Solar Pipeline by Region as of December 31, 2025 (in MWp)

	Under		Advanced	Early-Stage
Region	Construction	Backlog	Development	Development	Total
North America	276	556	427	3,923	5,182
EMEA	674	1,687	1,033	4,995	8,389
Latin America	128	374	352	6,256	7,110
Asia Pacific	492	616	546	2,080	3,735
Total	1,570	3,233	2,358	17,254	24,415

Note: Total project pipeline represents the gross MWp size of the projects owned by us (including through our investments in affiliates), and includes 63 MWp under construction and 441 MWp in backlog partially sold to third parties.

The following table summarizes our battery energy storage pipeline:

Total Storage Pipeline by Region as of December 31, 2025 (in MWh)

	Under		Advanced	Early-Stage
Region	Construction	Backlog	Development	Development	Total
North America	600	200	600	21,540	22,940
EMEA	43	2,590	3,829	31,955	38,417
Latin America	—	—	1,320	4,645	5,965
Asia Pacific	162	2,640	2,981	10,380	16,163
Total	805	5,430	8,730	68,521	83,485

Note: Total project pipeline represents the gross MWh size of the projects owned by us, and includes 13 MWh under construction and 1,194 MWh in backlog partially sold to third parties.

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

Our projects business is capital intensive and requires significant investment in the development, construction, ownership of solar power and battery energy storage assets, including equity investments in project affiliates. These projects typically involve multi-year development cycles and construction cycles and require substantial upfront expenditures, such as grid interconnection deposits and letters of credit, land acquisition, permitting, legal, equipment procurement and construction costs, before projects achieve commercial operation and any returns are realized. The scale and timing of these investments may be affected by project execution risks, regulatory or policy developments (including changes in trade measures or tariffs), and supply chain constraints. In addition, our capital requirements may vary depending on the pace of development, construction progress, and our strategy with respect to balancing project sales and asset ownership. If existing sources of financing are not sufficient to support planned development, construction, or asset acquisitions, we may seek additional equity financing, adjust the timing or scope of investments, or pursue alternative project structures. Certain of our projects are developed through joint ventures, in which we rely on our partners to fund their proportionate share of capital contributions. Delays in project completion or asset monetization, or changes in financing or partnership arrangements, could affect the timing of returns and the capital available for reinvestment in our projects business.

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

Competition

CS PowerTech and CSI Solar

The markets for solar power and battery energy storage products are highly competitive and continually evolving. We face intense competition from companies, such as First Solar, Inc., LONGi Green Energy Technology Co. Ltd., Trina Solar Limited, JinkoSolar Holding Co., Limited, JA Solar Co., Limited and Tongwei Solar Co., Ltd, and battery energy storage companies, such as Tesla, Inc., Fluence Energy, Inc. and Sungrow Power Supply Co., Ltd. Some module competitors are developing or are currently producing products based on new technologies that may ultimately offer lower costs or better performance than our products. These include products based on IBC PV technology, which reduces shading by locating metal contacts at the cell to the rear side and increasing power density through larger area for photo absorption. To compete effectively, our products and production capacity are undergoing continuous transformation. For example, while crystalline silicon cell modules have become the market mainstream, we have significantly upgraded our production to N-type and TOPCon technology, which is focused on further improving the photoelectric conversion efficiency and reducing the manufacturing cost. Some competitors operate vertically integrated models, spanning upstream polysilicon manufacturing to downstream solar system integration. The solar power market also competes with other sources of renewable and alternative energy as well as conventional power generation.

We believe that competition in the solar power and battery energy storage markets is driven by multiple factors, including pricing, the ability to deliver products to customers on time and in required volumes, product quality and customer service, nameplate power or capacity and other performance parameters such as power tolerances, value-added services such as system design and installation, value added features that make products easier or cheaper to install, availability of bundled system components such as mounting systems, brand equity and reputation, including the willingness of banks to finance projects using products produced by a particular supplier, customer relationships and distribution channels, and the aesthetic appearance of products.

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

Recurrent Energy

Our primary competitors are local and international developers, operators of solar power and battery energy storage projects, financial investors and certain utility companies. Our business is capital-intensive with numerous participants. These competitors vary in size, geographic focus, financial resources and operating capabilities. The commercial and regulatory environments for solar power and battery energy storage project development, sale and operation vary significantly across regions and countries. We develop and build and, in some cases operate and maintain, solar power and battery energy storage projects in various regions including North America, Europe, Latin America, Japan, Australia and other countries of the Asia Pacific region. While local policy frameworks on battery energy storage remain relatively new, many new entrants are seizing market opportunities.

We believe that competition in the global solar power and battery energy storage project development is influenced by several factors, including greenfield development capabilities, scale of secured solar power and battery energy storage interconnection pipelines, geographic diversification of project pipelines, degress of vertical integration with upstream manufacturing, reputation and track record, relationships with government authorities and local stakeholders, and knowledge of local policies. Competitive positioning is also affected by access to working capital and relationships with local and international banks, and, in select markets, tax equity investors, and the experience of management teams, technical personnels, and capabilities in managing construction and operations.

We cannot, however, guarantee that some of our competitors do not or will not have advantages over us in particular markets or in general, including greater operational, financial, technical, management or other resources.

For further discussion of the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our industry is highly competitive and many of our competitors have greater resources than we do or are more adaptive.”

Insurance

We maintain insurance against some, but not all, potential risks and losses associated with our industry and operations. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. We maintain property insurance policies with reputable insurance companies to cover our equipment, facilities, buildings, inventories and buildings under construction. The coverage of these insurance policies includes losses due to natural hazards and losses arising from unforeseen accidents. Certain of our manufacturing facilities are covered by business interruption insurance. In addition, our solar power and battery energy storage projects are supported by a broader insurance program tailored to construction and operational risks, although, any material damage or interruption to any of our manufacturing facilities or operational assets could still have a material and adverse effect on our results of operations. We also maintain commercial general liability, including product liability coverage, as well as insurance covering certain operational, contractual and technology-related risks. We have been purchasing credit insurance from insurers for certain of our accounts receivable trade in order to reduce our exposure to credit loss. Risks related to marine and air for the export of our materials and products are covered under cargo transportation insurance. We also maintain directors and officers’ liability insurance.

Environmental Matters

Our major manufacturing operations are certified under ISO14001 (Environmental Management) and ISO45001 (Occupational Health and Safety) standards, with select facilities also certified under ISO50001 (Energy Management). Additionally, Recurrent Energy’s O&M business is certified under the ISO45001 standards. These certifications require adherence to waste reduction, energy conservation, injury reduction and other environmental, health and safety procedures and objectives. In addition, our solar power and battery energy storage project developments undergo environmental assessments to evaluate and mitigate potential impacts.

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

Our battery energy storage products are designed to fully comply with all applicable environmental regulations. With the professional support of TÜV Rheinland and TÜV SÜD, our energy storage products offerings have obtained official reports for RoHS, REACH, and the EU Battery regulation 2023/1542. We also enforce strict compliance requirements on our suppliers, ensuring that core components including battery cells and air conditioning units all meet RoHS and REACH standards. In addition, we maintain proactive and ongoing communication with third-party certification bodies to ensure our products align with the latest relevant regulatory requirements at all times.

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

Environmental, Social and Governance Initiatives

We integrate ESG principles into our business operations and strategic decision-making and continuously to improve our practices to ensure long-term sustainability. Our key focus areas include:

●	Environmental. We are committed to providing a safe and enriching work environment for employees and contractors and strive to reduce the environmental impact of our business. We track GHG emissions and energy consumption, water usage and waste generation across our manufacturing facilities. We have meaningfully reduced GHG emissions and energy, water and waste intensities in manufacturing, and have established rolling five-year targets aiming to reduce these intentities. These targets are integrated into the key performance indicators (“KPIs”) of our operational teams. We invest in research and development and have implemented new technologies to enhance product efficiency and minimize the environmental impact of our production processes.

●	Social Responsibility. We are an equal opportunity employer, committed to treating all individuals with fairness and dignity. We closely monitor our hiring and internal promotion practices to ensure equal treatment and access to opportunities for all employees in our workforce. We care about our employees’ training and development and have invested in extensive skills and leadership training programs, including our own education courses and programs, which aim to provide our employees with a broader understanding of our business, drive innovation and stimulate effective collaboration. Our education courses and programs further develop our employees’ proficiency across multiple disciplines and provide them with learning resources for their key functions. See “Item 6. Directors, Senior Management and Employees—D. Employees.” We respect and recognize employees’ rights and freedom to associate and bargain collectively. Employee safety remains our top priority, and we have implemented ISO45001 (Occupational Health and Safety) and ISO14001 (Environmental Management) standards to systematically identify workplace hazards and evaluate that relevant control measures are put in place. Our stringent safety policies and procedures have resulted in a low rate of safety-related incidents. In addition, we strive to be a responsible corporate citizen in the communities where we operate by abiding to a strict code of business conduct and ethics and expecting no less from our business partners, including suppliers. We also cultivate long-term relationships with local organizations to ensure we are able to fully integrate solar power and battery energy storage projects into existing energy infrastructure and surrounding communities.
●	Corporate Governance. Our board of directors oversees the business and affairs of our company, and has a broad range of skills and industry knowledge to ensure the success of our business and create long-term value for stakeholders. We are committed to upholding the highest standards of business ethics, supported by a framework of comprehensive governance documents and guidelines and regular business ethics awareness and compliance training for our employees. By implementing best practices globally across our business operations, spanning from manufacturing to sales and project development, we are committed to ensuring that all employees and business partners are treated fairly, respectfully, and with dignity.

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

In 2023, we submitted a commitment letter to the Science Based Targets initiative (“SBTi”), pledging our intention to set near-term and net-zero science-based climate targets to decarbonize our operations and value chain, and these targets were formally validated and approved by the SBTi in December 2025. SBTi is a global body enabling businesses to set ambitious emissions reduction targets in line with the latest climate science. The SBTi’s goal is to accelerate companies across the world to support the global economy to halve emissions before 2030 and achieve net-zero before 2050. The near term and over all net-zero targets were successfully approved and published by SBTi Services in December of 2025 after regirous validation.

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

We aim to establish a sustainable, efficient and responsible supply chain that meets our needs and the interests of our stakeholders. We maintain a procurement management strategy which follows a centralized procurement approach, managed at the group level and supported by each division. We require all suppliers to adhere to our Supplier Code of Conduct (“Code”), which sets rigorous standards for human rights, environmental, health, safety responsibilities, and business ethics. We have implemented an ESG auditing program to ensure that our suppliers adhere to our ESG standards as outlined in the Code and to effectively manage ESG risks across our supply chain.

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

Environmental, Social Responsibility and Corporate Governance Policies

We have adopted a comprehensive set of environmental, social responsibility and corporate governance policies that provides a framework for our sustainability commitments and responsible business practices. These policies are publicly available on our website. Our Environment, Occupational Health and Safety Policy outlines the principles and guidelines to environmental protection, workplace safety, and the well-being of employees and others who are affected by our business. To uphold social responsibilities, we have adopted our Labor and Human Rights Policy, Equal Employment Opportunity Policy, Anti-Modern Slavery Policy, Supplier Code of Conduct, and Conflict Minerals Policy. In addition, to maintain the highest ethical standards in the way we conduct our business, we have implemented the following: Corporate Governance Guidelines, Code of Business Conduct and Ethics, Whistleblower Policy, Insider Trading Policy, Clawback Policy, Antitrust Policy, Policy on Related-Party Transactions, Prohibition Against Giving Bribes, and Prohibition Against Accepting Bribes.

Environmental Regulations

At various stages of our manufacturing process, we generate noise, wastewater, gaseous waste and other industrial waste. Our expansion of manufacturing operations heightens the risk of facility incidents that could negatively affect the environment. We are subjected to a wider range of environmental, health and safety laws and regulations governing the storage, use, handling and disposal of hazardous materials, emissions to air and water, waste management and environmental permitting.

In the U.S., we operate a manufacturing facility in Mesquite, Texas and are developing an additional manufacturing facility in Jeffersonville, Indiana. Our U.S. manufacturing operations and facilities are subject to U.S. federal, state and local environmental, health and safety laws and regulations. These regulations govern, among other things, air emissions, wastewater discharges, hazardous and non-hazardous waste management, chemical storage and reporting, occupational health and safety, and environmental permitting.

In addition, CSI Solar’s operations are subject to environmental laws and regulations, including the Environmental Protection Law, Law on the Prevention and Control of Noise Pollution, Law on the Prevention and Control of Air Pollution, Law on the Prevention and Control of Water Pollution, Law on the Prevention and Control of Solid Waste Pollution, Law on Environmental Impact Assessment, Law on Promotion of Clean Production, and Regulations on the Administration Environmental Protection in Construction Projects. Some of CSI Solar’s subsidiaries are located in Suzhou, China, adjacent to Taihu Lake, a nationally protected water body, and are therefore subject to additional environmental protection requirements, including basin-specific water pollution control regulations and enhanced monitoring and compliance obligations.

Government Regulations

CSI Solar’s business activities in China are subject to the PRC Company Law, Renewable Energy Law, Energy Law, Foreign Investment Law and its Implementation Rules, national development plans, industrial policies and other government directives issued by relevant governmental authorities, including the National Development and Reform Commission, the National Energy Administration, the Ministry of Commerce and the State Administration of Foreign Exchange.

Dividend Distribution

The principal regulations governing distribution of dividends paid by CSI Solar include the Company Law and the Foreign Investment Law. Under these regulations, CSI Solar may pay dividends only from retained earnings and is required to set aside no less than 10% of profit after tax as appropriations to a general statutory reserve until such reserve cumulatively reaches 50% of its registered capital. The statutory general reserve and registered share capital are not distributable as cash dividends except in the event of liquidation, and requires approval from the local authorities.

Employment

Employment relationships in China are primarily governed by the Labor Law and the Labor Contract Law, which require mandatory written labor contracts, regulated termination procedures, remuneration, severance compensation, and social insurance contributions. Employees with fixed-term contracts are entitled to an indefinite-term contract if they have either renewed a fixed-term contract twice or worked for the employer for a consecutive ten-year period. Under social laws and regulations in the PRC, employers are required to contribute, on behalf of their employees, to various social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing accumulation funds. These contributions are made to local administrative authorities, and failure to comply may result in fines and orders to remediate unpaid contributions.

Enforceability of Civil Liabilities

Canadian Solar Inc. is a corporation governed by the laws of the province of Ontario, Canada with operations in North America, Asia Pacific, Europe, South America, the Middle East and Africa. We primarily conduct our manufacturing operations in the U.S. and Asia Pacific, including China.

A majority of our directors and officers are residents of countries other than the United States, principally Canada, and a substantial portion of the assets of these persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in United States courts, because a substantial portion of our assets and all or a substantial portion of the assets of those persons are located outside the United States. In addition, our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

C	Organizational Structure

The following table sets out our principal subsidiaries, including those that are significant under Rule 1-02(w) of Regulation S-X, together with their place of incorporation and our ownership interest:

	Place of	Ownership
Name of entity	incorporation	interest
CS PowerTech Inc.	USA	91	%*
Mesquite Modules Corporation	USA	91	%*
Jeffersonville PVcells Corporation	USA	91	%*
CS Power Systems Inc.	USA	91	%*
Canadian Solar Energy Storage (USA) Inc.	USA	91	%*
Canadian Solar US Renewable Energy Corporation	USA	64	%**
Canadian Solar US Module Manufacturing Corporation	USA	64	%**
Canadian Solar US Cell Manufacturing Corporation	USA	64	%**
Canadian Solar SSES (US) Inc.	USA	64	%**
Canadian Solar (USA) Inc.	USA	64	%**
Recurrent Energy, LLC	USA	100	%***
Recurrent Energy B.V.	Netherlands	100	%***
Canadian Solar New Energy Holding Company Limited	Hong Kong	100	%***
Canadian Solar UY Holding LATAM	Uruguay	100%
Canadian Solar Brasil I Fundo de Investimento em Participacoes – Multiestrategia	Brazil	100%
Canadian Solar Solutions Inc.	Canada	100%
CSI Solar Co., Ltd.	PRC	64%
CSI Cells Co., Ltd.	PRC	64	%**
Canadian Solar Manufacturing (Luoyang) Inc.	PRC	64	%**
Canadian Solar Sunenergy (Baotou) Co., Ltd.	PRC	64	%**
CSI Solar Technology (Xining) Co., Ltd	PRC	64	%**
Canadian Solar Manufacturing (Changshu) Inc.	PRC	64	%**
Canadian Solar Sunenergy (Jiaxing) Co. Ltd	PRC	64	%**
Canadian Solar Sunenergy (SuQian) Co., Ltd.	PRC	64	%**
Canadian Solar International Limited	Hong Kong	64	%**
Canadian Solar Manufacturing (Thailand) Co., Ltd.	Thailand	64	%**
*

As of December 31, 2025, none of CS PowerTech Inc., Mesquite Modules Corporation, Jeffersonville PVcells Corporation, CS Power Systems Inc., or Canadian Solar Energy Storage (USA) Inc. each of which is an operating entity formed in connection with our U.S. strategic initiative (see “—B. Business Overview—Strategic Initiative Relating to Our U.S. Business Operations”), met the definition of a “significant subsidiary” under Rule 1-02(w) of Regulation S-X.

**	Significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) held through CSI Solar Co., Ltd. in which CSI owned approximately 64% interest as of December 31, 2025.
***

BlackRock invested $500.0 million in the Series A preferred shares of Recurrent Energy B.V. which are subject to conversion rights into ordinary shares of Recurrent Energy B.V. (see “—B. Business Overview—Recurrent Energy Key Development”).

D	Property, Plant and Equipment

The following summarizes our material properties, including manufacturing facilities, solar power and battery energy storage systems, and office buildings as of the date of this annual report on Form 20-F:

●	Canadian Solar US Module Manufacturing Corporation has entered into an agreement in 2023 to lease a building, Building A, in Mesquite, Texas through December 2033, including a manufacturing floor of approximately 59,000 square meters, a mezzanine area of approximately 6,100 square meters, and an office area of approximately 4,600 square meters, as well as a second building, Building B, comprises approximately 71,349 square meters and is primarily used for manufacturing, raw material warehousing, and office functions. Following the completion of equipment installation, the facility commenced production in December 2023. Effective December 2025, Mesquite Modules Corporation, a subsidiary of CS PowerTech, operates the facility.
●	Canadian Solar US Cell Manufacturing Corporation obtained the land use right in 2024 to approximately 350,000 square meters of land in Jeffersonville, Indiana, for the planned construction of a greenfield manufacturing facility, including an office building, of approximately 90,000 square meters to produce solar cells. Effective December 2025, Jeffersonville PVcells Corporation, a subsidiary of CS PowerTech, operates the facility.
●	In the United States, Recurrent Energy, LLC and Canadian Solar (USA) Inc. lease a total of approximately 2,200 square meters of office space in Austin, Walnut Creek, New York City and Scottsdale.
●	Canadian Solar Manufacturing (Luoyang) Inc. has obtained land use rights for approximately 80,000 square meters of land in Luoyang, Henan, in 2008, on which we have built wafer manufacturing facilities of approximately 30,000 square meters. Subsequently in 2016, CSI Solar acquired land use rights for another piece of land of approximately 160,000 square meters, where it constructed manufacturing facilities covering approximately 39,000 square meters. The certificates for property ownership thereunder were granted between 2008 and 2018.
●	Canadian Solar Sunenergy (Baotou) Co., Ltd. has obtained the land use right of a piece of land in Baotou, Inner Mongolia of approximately 224,000 square meters, on which CSI Solar has built ingots manufacturing facilities with a floor area of approximately 18,000 square meters. The production of ingots commenced in 2017. Subsequently, CSI Solar expanded the facility to include the production of mono ingots with a floor area of approximately 91,700 square meters. The certificates for property ownership thereunder were granted between 2018 and 2024.
●	CSI Solar Technology (Xining) Co., Ltd. has obtained a land use right of a piece of land in Xining, Qinghai of approximately 200,000 square meters in 2021. The land use right certificate was granted in 2021. CSI Solar has built ingot production lines and supporting facilities on approximately 185,000 square meters of land under Phase I and II.
●	Canadian Solar Manufacturing (Changshu) Inc. has the land use right to two pieces of land of approximately 40,000 square meters and 180,000 square meters, respectively, in Changshu, Jiangsu, on which CSI Solar has built module manufacturing facilities with a total floor area of approximately 165,000 square meters. CSI Solar has obtained certificates of property ownership for the facilities.
●	Canadian Solar Sunenergy (Jiaxing) Co. Ltd. obtained the land use right to a piece of land of approximately 165,000 square meters in Jiaxing, Zhejiang in 2018, on which CSI Solar has built module manufacturing facilities with floor area of approximately 125,000 square meters under Phase I in 2020. CSI Solar further constructed module manufacturing facilities with floor area of approximately 104,014 square meters under Phase II in 2023.
●	Canadian Solar Sunenergy (SuQian) Co., Ltd. has leased approximately 183,000 square meters of module manufacturing facilities in Suqian, Jiangsu commencing from November 2020. The facility commenced full production in 2023. The lease term is expected to end in December 2026.

●	Canadian Solar Manufacturing (Thailand) Co., Ltd. has two lots land totaling 272.8 Rai (approximately 436,000 square meters) in Thailand, with the ownership certificates obtained. The first lot of approximately 179.3 Rai (approximately 287,000 square meters) is located in Chonburi Province, and houses cell manufacturing facilities under Phase I and II covering approximately 37,000 square meters and module manufacturing facilities under Phase I, II and III covering approximately 113,000 square meters. The Phase I cell facility was built, and production commenced in 2017, while the Phase II cell facility was completed, and production commenced in 2019. The Phase I module facility was built, and production commenced in 2016. The Phase II module facility started production in 2019, and the Phase III module facility began production in 2023. The second lot of approximately 93.5 Rai (approximately 150,000 square meters) is located in Royong Province, and houses the cell manufacturing facility under Phase III covering approximately 27,000 square meters. The land was purchased in June 2022, subsequently constructed, with production commencing in 2023. Production of wafer manufacturing commenced in 2024 within the Chonburi facilities. In 2025, approximately 44.1 Rai (approximately 70,560 square meters) of land was transferred to CSI Energy Storage Technology (Thailand) Co., Ltd.
●	We construct and operate solar power systems in the United States, EU, Brazil, Argentina, Colombia and China, and most of our solar power systems were built or are being constructed on leased land, though in some cases we purchase the underlying land. Approximately 5,600 hectares of land were leased for these solar power systems, with lease term ending between 2037 and 2056.

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

For year-over-year comparisons between 2024 and 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2024, filed with the SEC on April 30, 2025.

A	Operating Results

Key Factors Affecting Our Results of Operations

Our operating results are affected by a number of factors, including (i) global economic conditions such as inflationary and interest rate pressures, and currency volatility; (ii) supply and demand dynamics in the solar power and battery storage energy industry, including seasonality; (iii) mix of products and services we provide, as well as the timing and scale of project sales; (iv) pricing of solar power and battery energy storage products; and (v) the costs of raw materials, including solar ingots, polysilicon, wafers, silver-based metallic pastes, cells and lithium-ion components relative to the selling prices of modules and battery energy storage products. Our operating results may also be affected by (i) raw materials availability and supply chain constraints; (ii) effects that current credit, interest rate and market conditions could have on the value of our project assets; and (iii) changes in trade regulations and treaties, including renewable energy incentives, including those contained in the IRA and OBBBA, government grants, antidumping and countervailing duties. We also are subject to other risks as outlined in “Item 3. Key Information—D. Risk Factors.”

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

In addition, grid interconnection constraints have heightened the need for battery energy storage integration in order to shift the feed of electricity into the grid to benefit from peak demand periods and overcome limitations in grid transmission capacity. The current electricity and capacity market design and rules may not adequately compensate for the integration of battery energy storage systems, and as such may hinder, slow down or limit the growth rate of solar power or battery energy storage adoption and implementation.

Our solar module pricing is based on the actual flash test results or nameplate capacity, expressed in watts-peak, and is affected by market demand and supply, module efficiency and power output. Higher efficiency modules usually command premium pricing. The average selling prices of our solar modules decreased from $0.23 per watt in 2023 to $0.16 per watt in 2024 and remained at $0.16 per watt in 2025. We anticipate further price reductions driven by industry trends. Our battery energy storage pricing is based on storage capacity, expressed in watts-hour, and is affected by market demand, storage capacity and material costs. Higher storage capacity and longer duration products generally command higher price premium.

Our profitability is highly dependent on the cost of silicon raw materials, solar ingots, wafers, cells, silver-based metallic paste and lithium-ion components relative to the selling prices of our solar modules and battery energy storage products. We produce solar modules, which comprise interconnected solar cells encased in a weatherproof frame. Solar cells are the most important component of solar modules. Our solar cells are primarily made from mono-crystalline silicon wafers through multiple manufacturing steps, including the application of N-type and TOPCon technologies. The solar cell manufacturing processes involve the formation of electrical contacts on the front and rear surfaces of the solar cells, which are typically produced using silver-based metallic pastes. As a result, silver is a critical input material in solar cell metallization and contributes to the overall cost of solar cell production. Solar wafers are the primary material used to make solar cells. Solar ingots are the key material for making solar wafers. If we are unable to procure silicon raw materials, solar ingots, wafers and cells at input costs that aligns with the declines in selling price of our solar modules, our revenues and margins could be adversely impacted, either due to higher manufacturing costs than our competitors or write-downs of inventory, or both. We may lose market share if our competitors are able to offer better pricing than we do. We manufacture our battery energy storage products. The costs of lithium iron phosphate (“LFP”) cells, battery modules, and associated electronics are a significant portion of our total cost structure for energy storage products. If we are unable to procure lithium ion battery components input costs that aligns with the decline in line with the pricing of our battery energy storage products, or if supply chain disruptions result in cost inflation or delays, our margins may be compressed, and our competitiveness in the energy storage market could be adversely impacted.

Our revenues from the sale of solar power and battery energy storage projects are affected by the timing of project completion and our monetization strategy, which includes balancing the long-term ownership and operation of certain assets with selective project sales. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our sale of solar power and battery energy storage projects depends heavily on our ability to find third-party buyers for our projects in a timely manner and on favorable terms and conditions” and “Item 4. Information on the Company—B. Business Overview—Sales, Marketing and Customers—Recurrent Energy” for a description of our solar power and battery energy storage pipelines. Rising interest rates, tightening credit conditions, and changing investor return expectations could place downward pressure on asset valuations across the renewable infrastructure sector, including our projects. Certain classes of investors benchmark solar power and battery energy storage project returns against bond yields, and increases in those yields can lead to higher required internal rates of return (“IRRs”) on infrastructure investments. As a result, we may face reduced sale prices for our projects, extended sales cycles, or the need to hold completed projects on our balance sheet for longer periods, potentially reducing liquidity and delaying revenue recognition. Project sales may also be adversely affected by construction delays, changes in government policy or permitting requirements, counterparty credit deterioration, grid curtailment, equipment failures, and extreme weather events. These factors may lead to project cancellations, impairments, or reclassification of assets from held-for-sale to held-for-use. In such cases, we may be required to expense prior capitalized development costs or impair our project investments, which could materially affect our operating results for the relevant period.

While the cost of solar and battery energy storage technologies have generally declined, continued government support remains important to sustain industry growth and investment returns. Our business performance and market demand are influenced significantly by the availability, size, and stability of government incentives, regulatory frameworks, and trade regimes in the countries where we operate. Governments in many of our key markets, including the United States and a number of the states of the European Union (including, Italy, France, Germany and Spain) continue to provide incentives that support solar power and battery energy storage deployment. In the United States, the IRA significantly enhanced and extended tax-based incentives for renewable energy. These include expanded ITC and PTC eligibility, additional bonus credits for projects located in energy communities or meeting domestic content thresholds, and advanced manufacturing production tax credits under Section 45X of the Internal Revenue Code. The IRA also introduced mechanisms for credit transferability and direct pay, which were clarified through temporary and proposed IRS regulations issued in June 2023 and finalized in May 2024. These incentives, however, remain subject to regulatory and compliance requirements, including those arising under the OBBBA. In the European Union, several member states continue to implement incentive schemes, including national auctions and tax benefits to support renewable development. Additionally, the revised Renewable Energy Directive, which entered into force on November 20, 2023, aims to further streamline permitting processes and reinforce regulatory support for solar and battery energy storage deployment. However, some member states have enacted land-use limitations and zoning restrictions, particularly in agricultural zones, which may limit project development opportunities. As part of the revised directive, EU member states are required to implement permitting reforms by mid-2024 and to designate renewables acceleration areas by February 2026 to streamline project approvals and facilitate faster deployment. Despite overall government support, many of these incentive programs are subject to change, reduction, or phase-out over time. Revisions, reductions, or eliminations of subsidies and favorable regulations could materially and adversely affect demand for our products and services, particularly in developing or price-sensitive markets. In addition, unfavorable changes in energy laws or policies could deter customer investment, increase competition, or reduce expected returns on our projects.

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

We have been in the past, and may be in the future, subject to international trade policies, including the imposition or expansion antidumping and countervailing duty rulings, tariffs, and other trade remedies. In particular, we have been subject to antidumping and countervailing duty rulings in the U.S., the EU, and Canada and have, as a result, been party to lengthy proceedings related thereto. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Antidumping and countervailing duty determinations in the United States could adversely affect us,” “—Other trade measures such as Section 232 and Section 301 tariffs could adversely affect us,” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” The U.S., the EU, the U.K. and Canada are important markets for us. Ongoing proceedings relating to, and the imposition of any new, antidumping and countervailing duty rulings and orders or safeguard measures in these markets may result in additional costs to us and/or our customers or limit our access to important markets. Pending investigations, safeguard measures, and retroactive rulings could also result in supply chain disruptions or unanticipated liabilities.

The COVID-19 pandemic previously posed significant challenges to many aspects of our business, including our operations, customers, suppliers and projects. On May 5, 2023, the World Health Organization announced that COVID-19 was no longer a public health emergency. Pandemic-related impacts have since largely subsided.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

Our business is organized into two segments: (i) Manufacturing, comprising CS PowerTech, which focuses on manufacturing and sales of solar products and battery energy storage products, and other power technology products for the U.S. market, and CSI Solar, which serves all other global markets; and (ii) Recurrent Energy, which focuses on solar power and battery energy storage project development, asset sales, power services, and electricity revenue from its operating portfolio. The following table sets forth, for the periods indicated, the components of our revenues by amounts and percentages of our total revenues:

	For the years ended December 31,
	2024		2025

	(in thousands of $, except percentages)
Net revenues
Manufacturing:
Solar modules	4,281,178	71.4%	3,377,706	60.4%
Battery energy storage solutions	814,604	13.6%	1,370,590	24.5%
Solar system kits	398,173	6.7%	224,621	4.0%
EPC and others	181,422	3.0%	227,855	4.1%
Recurrent Energy:
Solar power and battery energy storage asset sales	156,686	2.6%	175,987	3.1%
Power services	69,972	1.2%	75,486	1.3%
Revenue from electricity, battery energy storage operations and others	91,374	1.5%	142,862	2.6%
Total	5,993,409	100.0%	5,595,107	100.0%

Our revenues from Manufacturing are primarily affected by average selling prices per watt and unit volumes shipped of solar power products, as well as the average selling price per watt-hour and unit volumes shipped of battery energy storage solutions products. Revenues from sales to customers are recorded net of sales taxes, goods and services taxes, value added taxes, and estimated returns. Our revenues from our Recurrent Energy are primarily affected by the timing of the completion and the timing and strategy of monetization of solar power and battery energy storage projects.

Our revenue recognition policies for sales of battery energy storage products and solar power and battery energy storage asset sales are described in “—Critical Accounting Estimates—Revenue.”

Cost of Revenues

The cost of revenues for Manufacturing includes direct and indirect costs associated with the manufacture and delivery of solar modules, and battery energy storage products. These costs primarily consist of key materials and components, including high purity polysilicon, ingots, wafers, cells, silver-based metallic pastes, glass, metal frames, ethylene vinyl acetate, junction boxes, polymer back sheets, lithium iron phosphate battery cells and inverters. Additional costs include production labor (salaries and benefits for manufacturing staff), warranty expenses, and overhead related to utilities, equipment maintenance, and factory support. Depreciation and amortization of manufacturing equipment and facilities are also included and have increased in line with the expansion of our manufacturing footprint. Furthermore, our cost structure reflects exposure to global trade regulations and compliance-related expenses, including antidumping, countervailing and other duty costs, as well as inventory impairment charges.

The cost of revenues for Recurrent Energy primarily reflects solar power and battery energy storage project expenditures associated with development, construction and key equipment. These include the cost of acquiring project rights and sites, interconnection and permitting fees, procurement for equipment, including trackers, mounting hardware, and grid interconnection equipment, and construction services. Interest capitalized during construction also forms a portion of the costs. Additionally, this segment may recognize impairments on project assets due to adverse changes in market conditions, regulatory uncertainty, or project-specific performance.

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

Operating Expenses

Selling and Distribution Expenses

Selling and distribution expenses consist primarily of transportation and shipping costs for delivery of our products, salaries and benefits, sales commissions for our sales agents, advertising, promotional and trade show expenses, and other sales and marketing expenses. We have implemented cost management initiatives across our logistics, sales and marketing functions. We expect to continue managing these expenses through improved logistics management, disciplined hiring and targeted marketing programs to strengthen our position as a leading global brand.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits for our corporate, finance, legal, IT and other administrative functions, as well as expenses for consulting, professional service fees, government and administrative fees and insurance fees. We have reduced headcount related costs through disciplined workforce management and tighter control over discretionary spending, while continuing to support the operations of our two segments. From time to time, general and administrative expenses may also include one-time costs and non-cash impairment changes related to manufacturing equipment and held-for-use energy assets.

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

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products. Refer to “—C. Research and Development” for further details of our research and development activities. We expect to continue managing research and development expenditures in line with project timelines and technological priorities.

Other Operating Income, Net

Other operating income, net, primarily reflects non-core operating items that are not directly attributable to our primary revenue generating activities. This includes government grants received and gains or losses from disposal of held-for-use energy assets and manufacturing equipment. The amount and timing of other operating income can vary depending on the receipt of government incentives, asset management strategies, and external environmental factors.

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

	For the years ended December 31,
	2024		2025

	(in thousands of $, except percentages)
Net revenues	5,993,409	100.0%	5,595,107	100.0%
Manufacturing segment	6,460,003	107.8%	5,612,124	100.3%
Recurrent Energy segment	323,469	5.4%	403,620	7.2%
Elimination	(790,063)	(13.2)%	(420,637)	(7.5)%
Cost of revenues	4,994,090	83.3%	4,568,881	81.7%
Manufacturing segment	5,272,722	88.0%	4,669,608	83.5%
Recurrent Energy segment	257,976	4.3%	320,166	5.7%
Elimination	(536,608)	(9.0)%	(420,893)	(7.5)%
Gross profit	999,319	16.7%	1,026,226	18.3%
Manufacturing segment	1,187,281	19.8%	942,516	16.8%
Recurrent Energy segment	65,493	1.1%	83,454	1.5%
Elimination	(253,454)	(4.2)%	256	0.0%
Operating expenses:
Selling and distribution expenses	487,947	8.1%	382,591	6.8%
General and administrative expenses	515,204	8.6%	581,807	10.4%
Research and development expenses	120,792	2.0%	90,685	1.6%
Other operating income, net	(94,543)	(1.6)%	(72,013)	(1.3)%
Total operating expenses	1,029,400	17.2%	983,070	17.6%
Income (loss) from operations	(30,081)	(0.5)%	43,156	0.8%
Other income (expenses)
Interest expense	(137,468)	(2.3)%	(178,166)	(3.2)%
Interest income	88,470	1.5%	46,054	0.8%
Loss on change in fair value of derivatives, net	(51,400)	(0.9)%	(42,422)	(0.8)%
Foreign exchange gain (loss), net	46,750	0.8%	(16,751)	(0.3)%
Investment income, net	1,427	0.0%	7,390	0.1%
Total other expenses	(52,221)	(0.9)%	(183,895)	(3.3)%
Loss before income taxes and equity in losses of affiliates	(82,302)	(1.4)%	(140,739)	(2.5)%
Income tax benefit (expense)	16,576	0.3%	(14,149)	(0.3)%
Equity in losses of affiliates	(12,136)	(0.2)%	(28,875)	(0.5)%
Net loss	(77,862)	(1.3)%	(183,763)	(3.3)%
Less: Net loss attributable to non‑controlling interests and redeemable non-controlling interests	(113,913)	(1.9)%	(79,637)	(1.4)%
Net income (loss) attributable to Canadian Solar Inc.	36,051	0.6%	(104,126)	(1.9)%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues. Our net revenues decreased by $398.3 million, or 6.6%, from $5,993.4 million in 2024 to $5,595.1 million in 2025. The decline was primarily attributable to lower sales volume of solar modules as we continued to prioritize margin over volume. This impact was partially offset by higher sales of battery energy storage systems, which increased their contribution to total revenue during the year. Total module shipments decreased to 24.3 GW in 2025 from 31.1 GW in 2024, while battery energy storage solutions continued to grow significantly, reaching 7.8 GWh in shipped volume in 2025, which represents an increase of over 18.6% compared to 2024. Of total shipments in 2025, approximately 1,122 MW were delivered to our own utility-scale solar, compared to approximately 803 MW in 2024.

Our net revenues related to Recurrent Energy increased by $76.3 million, or 24.0%, from $318.0 million in 2024 to $394.3 million in 2025, mainly attributable to an increase in revenue generated from project sales, reflecting a higher volume of project monetization completed during 2025. Project sales contributed 3.1% of total revenue in 2025, compared to 2.6% in 2024. In 2025, revenue contributions from power services and electricity, battery energy storage operations and others were 1.3% and 2.6%, respectively, up from 1.2% and 1.5% in 2024.

Cost of Revenues. Our cost of revenues decreased by $425.2 million, or 8.5%, from $4,994.1 million in 2024 to $4,568.9 million in 2025. The decrease was primarily attributable to lower manufacturing costs and lower inventory write-downs. These decreases were partially offset by higher costs associated with battery energy storage deployment, which carry different cost dynamics. Additionally, higher volume of solar power and battery storage asset sales, partially offset by lower impairments related to solar assets held for use in Recurrent Energy impacted the segment’s cost contribution for 2025.

Gross Profit. Our gross profit increased by $26.9 million, or 2.7%, from $999.3 million in 2024 to $1,026.2 million in 2025. Gross margin improved year-over-year from 16.7% to 18.3%, driven primarily by a higher mix of battery energy storage systems, which generally provide higher margins than solar modules, and the benefit from a U.S. anti-dumping and countervailing duty true-up adjustment based on final affirmative determinations made by the ITC. Despite pressure from declining solar modules ASPs and trade related duties, we mitigated some margin compression through continued reductions in manufacturing costs and improved operational efficiencies, including workforce reduction. Our diversification into battery energy storage has also enhanced the resilience of our gross profit.

Operating Expenses. Our operating expenses decreased by $46.3 million, or 4.5%, from $1,029.4 million in 2024 to $983.1 million in 2025. Operating expenses represented 17.6% of net revenues in 2025, compared to 17.2% in 2024.

Selling and Distribution Expenses. Our selling and distribution expenses decreased by $105.4 million, or 21.6%, from $487.9 million in 2024 to $382.6 million in 2025, primarily due to lower shipping and handling costs. Selling and distribution expenses represented 6.8% of net revenues in 2025, compared to 8.1% in 2024.

General and Administrative Expenses. Our general and administrative expenses increased by $66.6 million, or 12.9%, from $515.2 million in 2024 to $581.8 million in 2025. The increase was mainly attributable to a $48.5 million day-one loss resulting from the non-cash classification of a battery energy storage project as a sales-type lease, $54.0 million impairment charge on manufacturing equipment and $19.7 million in personnel and severance expenses. General and administrative expenses represented 10.4% of net revenues in 2025, compared to 8.6% in 2024.

Research and Development Expenses. Our R&D expenses decreased by $30.1 million, or 24.9%, from $120.8 million in 2024 to $90.7 million in 2025, reflecting cost optimization initiatives. R&D expenses represented 1.6% of net revenues in 2025, compared to 2.0% in 2024. See “—C. Research and Development” for additional detail on our R&D activities.

Other Operating Income, Net. Our other operating income, net, decreased by $22.5 million, or 23.8%, from $94.5 million in 2024 to $72.0 million in 2025, mainly reflecting lower government grants received.

Interest Expense, Net. Our interest expense, net, increased by $83.1 million, or 169.6%, from $49.0 million in 2024 to $132.1 million in 2025. Our interest expense increased by $40.7 million, or 29.6%, from $137.5 million in 2024 to $178.2 million in 2025. The increase was primarily attributable to a higher average level of outstanding debt during the year, which mainly related to non-recourse borrowings. In 2025 and 2024, we capitalized interest costs related to the construction of qualifying assets totaling approximately $107.0 million and $108.9 million, respectively. The remaining interest expense was recognized in current period operations.

Our interest income decreased by $42.4 million, or 47.9%, from $88.5 million in 2024 to $46.1 million in 2025, reflecting a reduction in our average balance of cash, cash equivalents, and restricted cash during 2025 compared to 2024. In 2025 and 2024, we earned nil and $18.9 million of interest benefits, respectively, from anti-dumping and countervailing duty deposit refunds and supplier settlements.

Loss on Change in Fair Value of Derivatives, Net. We recorded a loss of $42.4 million in 2025 from changes in the fair value of derivative instruments, compared to $51.4 million in 2024. The loss was primarily due to unfavorable movements in the RMB, Euro, JPY and BRL exchange rates.

Foreign Exchange Gain (Loss), Net. We recognized a loss of $16.8 million in 2025, compared to a gain of $46.8 million in 2024, primarily due to the unfavorable movements in the RMB, Euro and JPY exchange rates.

Investment Income, Net. We recorded net investment income of $7.4 million in 2025, as compared net investment income of $1.4 million in 2024, primarily due to increase in fair value of our investments in China.

Income Tax Benefit (Expense). We recognized an income tax expense of $14.1 million in 2025, compared to an income tax benefit of $16.6 million in 2024. The change primarily reflected differences in pre-tax earnings, jurisdictional income mix, valuation allowances, and other permanent tax items.

Equity in Losses of Affiliates. Our share of the earnings of affiliates resulted in a net loss of $28.9 million in 2025, compared to a net loss of $12.1 million in 2024. The year-over-year decline was primarily due to weaker performance from certain investees in Latin America.

Net Loss Attributable to Non-Controlling Interests and Redeemable Non-Controlling Interests. Our net loss attributable to non-controlling interests and redeemable non-controlling interests decreased to $79.6 million in 2025 from $113.9 million in 2024. The decrease was primarily driven by the recognition in income attributable to our consolidated tax equity partnerships under the hypothetical liquidation at book value (“HLBV”) method of $90.8 million in 2025 and $164.3 million in 2024. This was partially offset by lower net income attributable to noncontrolling shareholders of CSI Solar.

Recently Issued Accounting Pronouncements

See “Item 17. Consolidated Financial Statements—Note 2—Recently Issued Accounting Pronouncements.”

B	Liquidity and Capital Resources

As of December 31, 2025, we had $1,370.4 million in cash and cash equivalents and $570.0 million in restricted cash. Restricted cash represents amounts held by banks as security for short-term notes payable, letters of guarantee, letters of credit or bank borrowings. These amounts are unavailable for general use until the related obligations mature or are repaid, at which point the funds become unrestricted. We intend to fund our existing and future material cash requirements for at least the next 12 months, including working capital, capital expenditures, investment requirements, subsidiary share repurchases, and debt repayments, through available cash and cash equivalents, monetization of project assets, anticipated cash flow from operations, and drawdowns under our credit note facilities. From time to time, we may also seek additional financing, refinancing, or equity transactions, including open market purchases and privately negotiated transactions, and acquisitions or investments in other companies and businesses that we believe could expand our operations, augment our market coverage, enhance our technical capabilities, or otherwise offer growth opportunities. The timing and amount of any such transaction will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors, and the amounts involved may be significant.

Our future cash flows and working capital needs will depend on many factors. We intend to expand and upgrade our solar modules and battery energy storage production capacities and to remain competitive in production technology. See “Item 4. Information on the Company—B. Business Overview—Manufacturing—CS PowerTech and CSI Solar.”

In June 2023, CSI Solar completed its STAR Listing on the Shanghai Stock Exchange, raising gross proceeds of RMB 6.01 billion ($842.6 million). In July 2023, the full over-allotment option was exercised, raising an additional gross proceeds of RMB 0.9 billion ($124.3 million). All U.S. dollar equivalents are based on the exchange rate on the respective transaction dates. CSI Solar issued 622,217,324, representing approximately 17% of the its outstanding shares post-IPO. As of the date of this annual report, we own approximately 63% equity interest in CSI Solar.

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

Cash Flows and Working Capital

As of December 31, 2025, we had approximately $8,772.0 million in contractual credit facilities, with $5,158.4 million drawn as borrowings, $811.5 million utilized through bank guarantees, letters of credit and short-term notes payable. Of the total contractual credit facilities, approximately $2,356.5 million was available for drawdown to support our manufacturing operations and working capital requirements, and approximately $430.0 million was available in connection with our projects business. In addition, we had uncommitted credit facilities totaling approximately $1,988.4 million, with $568.6 million drawn as borrowings and $639.3 million utilized under similar banking arrangements as of December 31, 2025.

As of December 31, 2024 and 2025, $997.4 million and $2,168.5 million of borrowings under Recurrent Energy were non-recourse. These borrowings are typically long-term, asset- or portfolio-specific, and denominated in the domestic currency of the respective project subsidiary. These are secured by the assets and equity of each project, and lenders have no recourse to Canadian Solar Inc. in the event of a default.

Our short-term borrowings mature between the first and fourth quarters of 2026 and bore a weighted average interest rate of 3.3% as of December 31, 2025. Although these facilities do not include automatic renewal provisions, we have historically been able to repay or refinance these short-term borrowings on similar terms prior to or upon maturity.

As of December 31, 2025, borrowings of $3,925.2 million were secured by property, plant and equipment with a carrying amount of $285.9 million, land use rights of $63.5 million, restricted cash of $437.2 million, equity interests of $573.1 million, project assets of $888.9 million, and solar power and battery energy storage systems of $1,181.0 million. These borrowings were classified as short-term borrowings of $793.2 million, long-term borrowings of $473.9 million under Manufacturing, and short-term borrowings of $71.1 million, non-recourse borrowings - current of $600.1 million, long-term borrowings of $491.0 million and non-recourse borrowings of $1,495.9 million under Recurrent Energy.

Our long-term borrowings mature between the first quarter of 2026 and the third quarter of 2047. A portion of these borrowings, relating to solar power and battery energy storage project assets expected to be sold within one year, are classified as current liabilities and have maturities ranging from the first quarter of 2026 to the third quarter of 2029. Our long-term borrowings carried a weighted average interest rate of 5.2 % as of December 31, 2025.

In 2024, we entered an investment agreement with a subsidiary of Pacific Alliance Group, or PAG, for the issuance of $200.0 million of convertible senior secured notes due 2029. We issued the $200.0 million convertible senior secured notes in 2025.

In April 2025, Recurrent Energy B.V. completed a refinancing of its credit facilities with Banco Santander, S.A., Intesa Sanpaolo S.p.A New York Branch, Rabobank, New York Branch, and Morgan Stanley Senior Funding, Inc. The refinanced $415.0 million credit facility consists of term loan facilities of €83.8 million ($90.5 million) and $59.5 million, and a $265.0 million revolver, maturing in April 2028 and extendable by one year subject to lender consent. We provided guarantee of up to $325.0 million in connection with the facility. In 2025, the term loan was increased by $82.5 million and €10.8 million ($12.7 million), and revolver was increased by $45.0 million, with MUFG, Norddeutsche Landesbank and Nomura Corporate Funding Americas, LLC. As of December 31, 2025, $552.4 million was outstanding.

In January 2026, we issued $230.0 million of convertible senior notes due 2031 to qualified institutional buyers in a private placement transaction pursuant to Rule 144A under the Securities Act. The convertible notes are senior unsecured obligations of our company and accrue interest at a rate of 3.25% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2026. The convertible notes will mature on January 15, 2031, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Holders of the convertible notes may convert all or part of their notes at their option at any time prior to the close of business on the third business day immediately preceding the maturity date. Upon conversion, we will deliver to such converting holders, a number of our common shares equal to the applicable conversion rate as of the relevant conversion date, together with a cash payment in lieu of any fractional share. The initial conversion rate is 36.1916 common shares per US$1,000 principal amount of such notes, which represents an initial conversion price of approximately US$27.63 per common share. The conversion rate and conversion price for the notes will be subject to adjustments upon the occurrence of certain events. On or after January 22, 2029, we may redeem for cash all or part of the notes, at our option, if the last reported sale price of our common shares has been at least 130% of the conversion price then in effect on each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately prior to the date we provide notice of redemption. In addition, the notes will be redeemable, in whole and not in part, at our option at any time following the occurrence of certain tax related events. The redemption price in the case of a tax redemption or an optional redemption will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Most of our long-term borrowings and credit facilities contain financial covenants, including interest and debt coverage ratios, loan to equity value of designated project ratios, debt to asset ratios, and minimum equity requirements. We were in compliance with these covenants as of December 31, 2025.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2024	2025

	(in thousands of $)
Net cash used in operating activities	(885,324)	(252,741)
Net cash used in investing activities	(1,962,257)	(1,503,490)
Net cash provided by financing activities	2,319,771	1,347,505

Operating Activities

Net cash used in operating activities was $252.7 million in 2025, compared to net cash used in operating activities of $885.3 million in 2024. The improvement was mainly due to significantly lower working capital outflows, including improved accounts receivable, lower expansion of inventories reflecting reduced raw material costs, and lower expansion of project asset investments, partially offset by the losses recorded in 2025.

To manage working capital, we require certain customers to make partial prepayments, which totaled $246.2 million and $181.2 million as of December 31, 2024 and 2025, respectively. Advances to suppliers totaled $242.6 million and $322.4 million as of December 31, 2024 and 2025, respectively.

Investing Activities

Net cash used in investing activities was $1,503.5 million in 2025 compared to $1,962.3 million in 2024. The decrease was mainly due to lower purchases of property, plant and equipment and intangible assets, as certain phases of global capacity expansion outside the United States were executed in the prior period. Purchases of solar power and battery energy storage systems also decreased to $429.2 million in 2025 from $757.6 million in 2024, attributable to timing of construction, which is subject to various project development factors. These reductions were partially offset by higher investments in bank time deposits and structured deposits in 2025.

Financing Activities

Net cash provided by financing activities was $1,347.5 million in 2025, compared to $2,319.8 million in 2024. The decline was mainly due to higher net repayments of short-term borrowings and repayment of convertible notes in 2025, and the absence of preferred share issuance proceeds recorded in 2024. These impacts were partially offset by higher long-term borrowings and the issuance of new convertible notes in 2025.

For disclosures related to interest rates, refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include obligations related to borrowings, green bonds, convertible notes, construction, lease liabilities, purchase commitments, financing liabilities, and associated interest payments.

Our purchase obligations arise in the normal course of business and include binding purchase orders for inventories and capital expenditures. As of December 31, 2025, we had inventory purchase commitments, primarily for silicon raw materials, totaling $1,226.4 million, of which $636.0 million is expected to be paid in 2026. Capital expenditures were focused on expanding our manufacturing capacity, totaling $1,106.2 million and $962.3 million in 2024 and 2025, respectively. As of December 31, 2025, our commitments for property, plant and equipment purchases were $315.8 million, of which $251.7 million is expected to be paid in 2026. As of December 31, 2025, our commitments for the construction and development for solar power, and battery energy storage systems and project assets were $174.2 million, of which $141.2 million is expected to be paid in 2026.

As of December 31, 2025, we had $3,621.2 million in long-term borrowings and $2,389.0 million in short-term borrowings. Scheduled principal payments on long-term borrowings are $1,685.2 million in 2027, $997.5 million in 2028, $229.3 million in 2029, $347.4 million in 2030, and $361.8 million in 2031 and thereafter. Long-term borrowing may have fixed or variable interest rates. For borrowings with variable-rate interest, interest payments are estimated based on projected market interest rates for various floating-rate benchmarks received from third parties. Expected interest payments on long-term borrowing are $186.6 million in 2026, $37.0 million in 2027, $23.6 million in 2028, $4.6 million in 2029, $3.7 million in 2030, and $31.9 million in 2031 and thereafter. Interest on short-term borrowings in 2026 is expected to be $79.1 million. Future changes in interest rate environment may materially affect our estimate of interest payments in the future.

As of December 31, 2025, we had outstanding convertible notes with principal amount of $200.0 million, bearing an annual interest rate of 6.0%, which will mature on December 31, 2029. Assuming no conversion, regular interest obligations on convertible notes as of December 31, 2025 are $12.0 million in 2026, $12.0 million in 2027, $12.0 million in 2028 and $12.0 million in 2029.

As of December 31, 2025, financing liability totaled $99.5 million, with scheduled repayments expected through 2030. Operating lease liabilities were $381.3 million, of which $34.7 million matures in 2026 and finance lease liabilities totaled $141.5 million, with $36.8 million maturing in 2026.

In the normal course of business, our subsidiaries provide letters of credit through their banks for purposes including, but not limited to, guarantees for accounts payable, debt service reserves, capital reserves, construction completion and performance. Letters of credit provided by our subsidiaries totaled $733.1 million as of December 31, 2025.

We have contingent contractual obligations in the ordinary course of developing solar power and battery energy storage projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our project construction activities may not complete on time, and our development and construction costs could increase to levels that cause the return on our investment in the projects to be lower than expected” and “—We face a number of risks involving offtake contracts, including failure or delay in entering into contracts, defaults by counterparties and contingent contractual terms such as price adjustment, termination, liquidated damages, buy-out, acceleration and other clauses.” These obligations are designed to cover specific risks and are only triggered upon the occurrence of certain events, such as construction delays, cost overruns, change of control, subsidiary defaults, political or tax risks, sale indemnities, energy delivery shortfalls, sponsor support and liquidated damages. While we do not expect to make material payments under these contingent contractual obligations, many of the triggering events are outside our control, and we can provide no assurance that we will be able to fund these obligations if we are required to make substantial payments thereunder.

C	Research and Development

We conduct research and development activities in the following areas: i) ingot growth and wafering, ii) solar cells, iii) modules, iv) battery energy storage, v) energy solutions, vi) power electronics, vii) system performance analysis, and viii) reliability testing.

●	Ingot growth and wafering research is focused on developing advanced crystallization and sawing technologies to produce high quality mono wafers and reduce energy and material use.

●	Solar cell research is focused on developing new N-type based high efficiency solar cells, including TOPCon, HJT and BC, and advanced solar cell processing technologies.
●	Module research is focused on developing new module designs and technologies for improving wattage, reliability, efficiency and system-level performance.
●	Battery energy storage, energy solutions and power electronic research is primarily focused on developing high quality battery energy storage systems and inverters for utility, commercial and residential applications.
●	System performance analysis provides module- and system-level performance evaluation and LCOE benchmarking for new products and innovations.
●	Product reliability research is engaged in research collaboration with leading research institutes to accelerate market penetration of incremental and rupture solar technologies, by allowing state-of-the-art reliability evaluation and performance characterization. Our ISO17025-accredited Canadian Solar Photovoltaic Testing Laboratory (“CPTL”) conducts certification per IEC61215/IEC61730/UL61730/IEC62804 standards and collaborates with leading research institutes to develop extensive reliability research on solar modules and components. The laboratory has been approved by VDE, CSA, TÜV, SÜD and DEKRA certification bodies under their data approval programs. Using data science, extensive characterization platforms and data-driven proprietary tool, the research focuses on enabling products with longer service life and lower degradation rates, supporting improved module warranties.

As of December 31, 2025, we had 1,318 employees engaged in research, product development and engineering.

Our research and development activities include:

●	developing Czochralski (“CZ”) mono pulling technologies compatible with 182 mm x 182 mm, 182 mm x 210 mm and 210 mm x 210 mm ingot size with a competitive cost structure;
●	developing novel diamond wire sawing technology compatible with 182 mm x 182 mm, 182 mm x 210 mm and 210 mm x 210 mm mono ingots with thickness range from 110 μm to 140 μm;
●	continuously improving the conversion efficiency of existing solar cells and reducing costs through process and material improvements and innovation;
●	developing new N-type based cell structures and technologies for higher efficiencies and performance;
●	continuously improving the wattage of existing solar modules and reducing costs through process and material improvements and innovation;
●	developing new modules with improved design and assembly methods to achieve higher power output, module-level efficiency, reliability and system-level performance;
●	designing and developing customized solar modules and products to meet specific customer requirements;
●	designing and developing power electronics such as inverters;
●	designing and developing battery energy storage systems;
●	conducting testing, data tracking and analysis to assess system-level performance and reliability of various products and innovations;
●	developing data-based, accurate reliability models to guide future materials and design innovations, and commercialize long-lifetime and low-degradation solar modules; and

●	establishing highly accelerated reliability testing and innovative characterization methods to expedite the large-scale commercialization of product innovations.

In the future, we expect to focus on the following research and development initiatives that we believe will enhance our competitiveness.

●	Ingot and wafer. Since cell efficiency heavily depends on wafer quality, we focus on continuously improving quality performance of mono wafers, including decreasing the oxygen content and reducing the axial-direction resistivity difference of N-type ingot to support the further improvement of cell efficiency. Additional R&D efforts focus on consuming less energy and materials in CZ pulling and diamond wire sawing, such as increasing pulling speed, lowering power consumption during crystal growth, improving the success rate of seeding and neck growth in CZ pulling, and reducing diamond wire diameter while improving the yield of diamond wire sawing.
●	High efficiency cells. Our research and development is focused on new products, such as N-type HJT cells, TOPCon cells, and other technologies. CSI HJT technology has advanced to version 4.0, incorporating developments in several key industry technologies, including high crystallization rate double-sided microcrystalline, super multi-busbar (“SMBB”) Ultra, fine line metallization, and ultra-thin silicon wafers. The R&D cell efficiency has exceeded 27.6%, mass production cell efficiency has surpassed 27.3%, and the yield rate has reached 99.2%. We have partnered with research institutes to jointly develop high-efficiency perovskite/HJT tandem cells, achieving a power conversion efficiency of 33.1%. We are continuing research on commercial-grade silicon (182 mm x 105 mm) mass-producible tandem technology while exploring ultra-thin perovskite/p-HJT tandem technical technologies. We expanded our TOPCon module product offering in 2024, achieving cell efficiency of 26.5%, and began full-scale production from ingot to module in February 2024. In 2025, the second generation of high-efficiency TOPCon cell and module technology was developed, achieving cell efficiency of 27.4%.
●	Competitive solar module products. Higher efficiency, improved reliability, cost competitiveness and differentiated functional features have been the key objectives of PV module R&D. Based on the current mainstream design, improving current collection performance, increasing the effective power generation area within the module size range, and improving optical utilization are the main directions for module R&D in the near future.
●	Utility-scale battery energy storage products. SolBank refers to the 20-foot containerized energy storage product line designed for utility-scale applications. The product utilizes LFP cells and features high energy density, active balancing, and an intelligent Thermal Management System, while supporting back-to-back installation. In 2025, according to NFPA 855 testing standards, SolBank 3.0 successfully passed a large-scale fire test, demonstrating its safety and reliability under extreme conditions. In 2025, the long-cycle-life SolBank 3.0 Plus product was deployed. We also launched the modular FlexBank product line, and released the first generation product FlexBank 1.0, designed to facilitate transportation and deployment. KuBank is a battery energy storage product designed for C&I applications with a standardized modular design that enables parallel expansion of the energy storage system. Certification and commercial launch globally were achieved by 2024. In 2025, KuBank 3.0 was developed with a capacity of up to 940 kWh to meet U.S. market requirements.
●	Residential battery energy storage products. Our EP Cube offerings comprise a flexible whole-home battery energy storage solution that includes a smart gateway, hybrid inverter and battery module in the U.S. market. The solution is available in configurations ranging from 5 kWh to 40kWh in 5 kWh increments and is scalable up to 120 kWh with 3 parallel units. EP Cube provides reliable power backup, integrates a self-designed hybrid inverter and supports up to 6 maximum power point tracking (“MPPT”) connections with current rating of up to 16 ampere to store electricity generated by a solar system. The system can also store electricity from the grid during off-peak periods through authorized settings. With continuous monitoring capabilities, EP Cube can detect outages and respond when the power supply is disrupted.
●	Energy solution products. We have developed single-phase solar, three-phase solar and hybrid storage inverters, as well as battery energy storage systems for utility-scale, commercial and residential applications, across front-of-meter and behind-the-meter applications. Our string inverters are progressing through certifications to expand market availability. We also continue to develop ready-to-install solar system kits that integrates solar modules, inverters, racking systems, battery energy storage and accessories for deployment in multiple markets.

●	Power electronic products. Our power electronics cover a full solar inverter portfolio, including residential 5-6 kW and 7-9 kW inverters, C&I 15-25 kW, 40-60 kW and 75-125 kW inverters, utility-scale 225kW/320kW/333kW/350kW inverters, and 200kW/215kW PCS for energy storage system. We began R&D of residential inverters in 2017, with products delivered to the market in 2019. We maintain local and international certifications to enter the relevant markets. The 200 kW and 215 kW PCS products have obtained the UL 1741 certification for the North American energy storage system market.
D	Trend Information

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

In 2025, we recorded impairment losses of $54.0 million for property, plant and equipment, $60.2 million for project assets and $11.1 million for solar power systems.

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

In 2025, we recorded an inventory impairment of $74.0 million to reflect the lower of cost and net realizable value.

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

Under the terms of these arrangements, tax equity investors are generally entitled to substantially all of the accelerated depreciation tax deductions and investment tax credits associated with the projects, together with a portion of the distributable cash. Their entitlement to these benefits typically declines to a residual interest after a predefined flip point is reached, typically the expiration of a time period or the achievement of a target yield. Because the allocation of tax attributes and cash flows is not proportionate to initial capital contributions or ownership percentages, these arrangements represent substantive profit-sharing arrangements. In order to reflect the substantive profit-sharing arrangements under the HLBV method, the income or loss attributable to redeemable noncontrolling interests reflects the changes in the amounts that tax equity investors would hypothetically receive upon liquidation of the applicable partnerships at the beginning and end of each reporting period, after considering any capital transactions, such as contributions or distributions, between our subsidiaries and tax equity investors. The hypothetical liquidation assumptions are periodically reviewed to reflect significant events or changes in circumstances that could affect the distribution or liquidation priorities, including changes in expected flip dates, anticipated tax equity partnership period, or other events that may alter the expected duration and future cash flows of the partnership and its underlying assets. Attributing income or loss to the tax equity investors under the HLBV method requires significant assumptions and estimates to calculate the amounts that tax equity investors would receive in a hypothetical liquidation over the expected partnership duration. Changes in these assumptions and estimates can materially affect the income or loss allocated to the tax equity investors.

In 2025, we recorded a HLBV adjustment of $90.8 million to reflect the changes in the tax equity investors’ interest in the net assets of the relevant tax equity partnerships. In 2024, we classified Recurrent Energy B.V.’s preferred shares as redeemable non-controlling interests. The carrying value of the redeemable non-controlling interest is not accreted or adjusted to redemption value unless the redemption of such preferred shares by our subsidiary becomes probable, which involves significant judgment.

Warranties

We provide warranties on solar products and battery storage systems covering performance, manufacturing defects, and degradation. We have established procedures to monitor trends in warranty support, replacement and repair costs, historical claims experience, expected failure rates based on quality reviews and other relevant assumptions. These estimates are revised as necessary to reflect new information. We also assess expected future product performance through quality and reliability testing, and actual field operating information. In 2025, we accrued warranty provisions of $70.1 million. As of December 31, 2025, our accrued warranty liability was $138.4 million.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Dr. Shawn (Xiaohua) Qu	62	Chairman of the Board and Chief Executive Officer
Professor Harry E. Ruda	67	Independent Director
Andrew L.C. Wong	68	Independent Director
Lauren C. Templeton	50	Independent Director
Leslie Chang	71	Lead Independent Director
Colin Parkin	55	Director and President
Yuan Z. Qu	33	Director
Xinbo Zhu	53	Chief Financial Officer
Dylan Marx	52	Chief Operating Officer
Yu Chen	54	Lead General Counsel and Chief Compliance Officer
Pauline W. Wong	51	Corporate Secretary and General Counsel

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

Professor Harry E. Ruda has served as an independent director of our company since July 2011. He is the Director of the Centre for Advanced Nanotechnology, the Stanley Meek Chair in Nanotechnology and Professor of Applied Science and Engineering at the University of Toronto, Canada. From 1982 to 1984, he developed one of the first theories for electron transport in selectively doped two-dimensional electron gas heterostructures, while working as an IBM post-doctoral fellow. From 1984 to 1989, he was a senior scientist at 3M Corporation, developing some of the first models for electronic transport and optical properties of wide bandgap II-VI semiconductors. Professor Ruda joined the faculty of the University of Toronto in 1989 in the Materials Science and Engineering and Electrical and Computer Engineering Departments. His research interests focus on the fabrication and modeling of semiconductor nanostructures with applications in the fields of optoelectronics, energy and sensing. Professor Ruda was one of the founders of a Canadian National Centre of Excellence in Photonics. He has served on the Natural Sciences and Engineering Resesarch Council of Canada and on other government panels, including those of the Department of Energy, Environmental Protection Agency, National Science Foundation in the U.S. and the Royal Academy of Engineering and Engineering Physical Sciences Research Council in the United Kingdom. Professor Ruda is a Fellow of the Royal Society of Canada, a Fellow of the Institute of Physics, a Fellow of the Institute of Nanotechnology, and a Fellow of the Canadian Academy of Engineering. He obtained his Ph.D. in semiconductor physics from the Massachusetts Institute of Technology in 1982.

Mr. Andrew L.C. Wong has served as an independent director of our company since August 2014. Previously, he served as an independent non-executive director and vice-chairman of Huazhong In-Vehicle Holdings Company Limited from 2015 to 2025. Mr. Wong served as an independent non-executive director of Chubb Life Insurance Company Ltd. between 2008 and 2024, a director and a member of the audit committee, nomination and remuneration committee of China CITIC Bank Corporation Limited between 2013 and 2018. Mr. Wong was the director of Intime Retail (Group) Co. Ltd. between 2013 and 2014, and was the director and a member of audit committee, risk management committee, nomination and remuneration committee of China Minsheng Bank from 2006 to 2012. From 1982 to 2006, Mr. Wong held senior positions at the Royal Bank of Canada, the Union Bank of Switzerland, Citicorp International Limited, a merchant banking arm of Citibank, Hang Seng Bank Limited and DBS Bank Limited, Hong Kong. Mr. Wong was awarded the National Excellent Independent Director by the Shanghai Stock Exchange in 2010 and received the Medal of Honour (Hong Kong SAR) from the Hong Kong SAR Government in 2011. Mr. Wong obtained his Bachelor of Social Sciences (Honours) degree from the University of Hong Kong in 1980 and a Master of Philosophy degree from Hong Kong Buddhist College in 1982.

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

Mr. Leslie Chang has served as an independent director of our company since September 2020 and has served as a director of CSI Solar since December 2020. Mr. Chang is the lead independent director of our company. Mr. Chang is currently an independent non-executive director, chairman of the audit committee, and a member of the remuneration committee and nomination committee of Huzhou Gas Company Limited. From March 2014 to June 2025, Mr. Chang served as Senior Advisor to CITIC Capital (Holdings) Limited. Prior to that, Mr. Chang served as a senior corporate executive and board director at several companies listed on the Hong Kong Stock Exchange. He joined CITIC Pacific Limited (now known as China CITIC Limited) initially as General Manager, Finance in 1994 and later became the Executive Director and Deputy Managing Director of the company responsible for the Group’s financial management, accounting, and treasury functions. Mr. Chang also served as the Executive Director and Chief Executive Officer of HKC (Holdings) Limited; Executive Director and Vice Chairman of China Renewable Energy Investment Limited; Alternate Director on the board of Cathay Pacific Airways Limited and Independent Non-Executive Director of Pou Sheng International (Holdings) Limited, among other senior executive roles. Mr. Chang started his career after graduating from George Mason University business school in 1984 and joined the New York Office of KPMG. He became a partner of the firm specializing in the financial services industry and served as the Director of the Chinese Practice. Mr. Chang served as a certified public accountant in the State of New York. He is a member of the American Institute of Certified Public Accountants, New York State Society of Certified Public Accountant, Chartered Global Management Accountants, and the Hong Kong Institute of Certified Public Accountants.

Mr. Colin Parkin has served as a director of our company since December 2025. He is the President of our company and continues to serve as President of e-STORAGE, our utility-scale energy storage division. At e-STORAGE, Mr. Parkin leads global strategy for advanced battery technologies, overseeing research and development as well as the establishment of global battery cell and battery system manufacturing facilities in the United States, Thailand, and China. Under his leadership, e-STORAGE has become a recognized global leader in delivering turnkey battery energy storage solutions. Previously, Mr. Parkin served as Vice President of our Energy Group, now Recurrent Energy, where he expanded the company’s international solar project development pipeline to 8 GWp and managed major project financing and asset sales with leading global investors. His earlier roles include General Manager of Canada and Vice President of Engineering and Projects, developing the country’s largest utility-scale solar projects and managing the domestic solar panel and medium voltage equipment manufacturing operations. Mr. Parkin began his career in advanced manufacturing and automation, having held leadership roles at Photowatt International and Automation Tooling Systems (ATS). He was also the Founder and CEO of Integrated Manufacturing Technologies (IMT), which was later acquired by Magna International. Mr. Parkin studied Manufacturing Engineering at Fanshawe College in London, Ontario.

Ms. Yuan Z. Qu has served as a director of our company since June 2025. She is the Vice President of Strategy and Innovation of one of our U.S. subsidiaries and plays a leading role in the development of our U.S. operations. Ms. Qu is based in Walnut Creek, California, and leads strategic initiatives focused on growth, innovation, and long-term competitiveness across global markets. She is responsible for evaluating organizational performance, identifying key development opportunities, and guiding strategic decision-making in coordination with internal leadership. Prior to rejoining our company in 2024, Ms. Qu was a Consultant at McKinsey & Company in San Francisco, where she advised clients in a variety of sectors, primarily in energy and infrastructure. She led market entry strategies in renewables, conducted buy-side diligence across emerging technologies, and advised early-stage climate tech companies. From 2016 to 2019, Ms. Qu worked in our New York office in the Mergers and Acquisitions group, where she managed strategic sales of over $600 million in solar projects across the Americas and led investor relations efforts in Latin America and Asia. She holds an MBA from the Haas School of Business at the University of California, Berkeley, and a Bachelor of Arts in Asian Studies and Sociology from Swarthmore College.

Mr. Xinbo Zhu has served as our Senior Vice President and Chief Financial Officer since May 2024. He also served as a director of our company from May 2024 to June 2025. Mr. Zhu has also served as the Special Advisor to the board of directors and a member of Infrastructure and Energy Advisory Committee of Republic Technologies Inc. (CSE: DOCT) (OTCQB: DOCKF) since February 2026. He previously served as chief supply and risk officer of Recurrent Energy, oversaw global procurement and chaired the investment committee. Before that, he was vice president of operations and project finance for our project development business before it was rebranded as Recurrent Energy in 2023. Mr. Zhu also served as finance controller of the company from 2018 to 2020, having been finance controller of the project development business from 2016 to 2018. Mr. Zhu joined the company in 2014 as special assistant to the CEO, responsible for corporate strategy. Before joining our company, he worked for multinational companies including Vishay, American Power Conversion and Royal Philips Electronics. Mr. Zhu earned his MBA from Rotman School of Management, University of Toronto, and his M.S. in electronic engineering and B.S. with double majors in telecommunication engineering and mechanical engineering from Shanghai Jiao Tong University.

Mr. Dylan Marx has served as our Chief Operating Officer since December 2025. He also serves as the corporate vice president of operations and the president of operations and maintenance for Recurrent Energy. Mr. Marx began his career at the company in 2013 as director of project management within our Energy Group, which later became Recurrent Energy. Mr. Marx brings deep experience across renewable energy, automation, and manufacturing. Prior to joining our company, he held engineering leadership roles at ATS in Canada, overseeing high-volume manufacturing for automotive, healthcare, and renewable energy applications. He later joined BlackBerry, where he supported device manufacturing and hardware quality operations. Mr. Marx holds a diploma in Mechanical Engineering, Design, and Analysis from Conestoga College and an MBA from the University of Windsor.

Ms. Yu Chen has served as Lead General Counsel of our company since December 2023, as Chief Compliance Officer since March 2025, and as Vice President since January 2026. In these roles, she leads the company’s global legal strategy and oversees its legal and compliance functions. Prior to joining our company, Ms. Chen was Senior Commercial Counsel at NIO, an electric vehicle company, where she managed commercial contracting and provided legal guidance on export controls, strategic transactions, technology licensing, privacy, and other key legal matters. Previously, Ms. Chen served as Assistant General Counsel at Kurt J. Lesker Company, a Pittsburgh-based manufacturer of vacuum deposition products. She began her legal career at the international law firms Arnold & Porter and Sidley Austin, where she focused on corporate and securities law, advising on corporate governance, mergers and acquisitions, SEC reporting and compliance, and capital markets transactions. Ms. Chen received her undergraduate education at Peking University and Dartmouth College and received her J.D. from Georgetown University Law Center.

Ms. Pauline W. Wong has served as Corporate Secretary since December 2025. Since 2022, she has also held the title of General Counsel to Canadian Solar Inc. Prior to that, she supported Recurrent Energy and its Operations & Maintenance business. From 2020 to 2021, Ms. Wong served as Associate General Counsel to Global EPC Turnkey Services under the Module and Systems Solutions business. Pauline began her career at Canadian Solar in 2014 as Legal Counsel in the headquarters located in Guelph, Canada. Before joining our company, Pauline held positions as Legal Counsel for Tim Hortons and as Visiting Professor at Osgoode Hall Law School (York University). Pauline began her legal career as an Associate at Blake, Cassels & Graydon LLP, a leading law firm in Toronto, Canada. Pauline earned her dual LL.B. and B.C.L. in the common law and civil law traditions from McGill University and a B.A.Sc. in Systems Design Engineering from the University of Waterloo.

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

The functions and powers of our board of directors include (i) convening shareholder meetings and reporting to shareholders at such meetings, (ii) declaring dividends and authorizing other distributions to shareholders, (iii) appointing officers and determining the term of office of officers, (iv) exercising the borrowing powers of our company, and (v) mortgaging the property of our company and approving the issuance of shares.

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

However, a director will not be liable for breaching his or her duty to act in accordance with the OBCA in certain circumstances if the director exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on the following:

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

B    Compensation of Directors and Executive Officers

Cash Compensation

We paid our directors, executive officers and key management personnel aggregate cash remuneration, including salaries, bonuses and benefits in kind, of approximately $11.8 million for 2025. Of this amount, we paid approximately $0.3 million to our four independent directors, approximately $3.5 million to our executive officers and $8.0 million to key management personnel. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was approximately $0.4 million in 2025.

The following table summarizes the base compensation of our executive officers and key management personnel for the year ended December 31, 2025. Target performance-based compensation is calculated as a percentage of base salary. The actual bonus payable may be more or less than the annual target bonus, depending on the achievement of both corporate and individual performance goals.

Name	Base Salary
(in thousands of $)
Shawn (Xiaohua) Qu	962
Colin Parkin	542
Yuan Z. Qu	282
Xinbo Zhu	459
Dylan Marx	349
Yu Chen	290
Pauline W. Wong	185
Canadian Solar Inc. executives(1)	2,914
CSI Solar executives(2)	1,772
Total	7,755

(1)Includes nine key management personnel across various corporate functions of Canadian Solar Inc.

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

In September 2010, the shareholders approved an amendment to the Plan to increase the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan to the sum of (i) 2,330,000 plus (ii) the sum of (a) 1% of the number of our outstanding common shares on the first day of each of 2007, 2008 and 2009 and (b) 2.5% of our outstanding common shares on the first day of each calendar year after 2009. In June 2020, the shareholders approved an amendment to the Plan to extend the term of the Plan for a further ten-year period. As a result, the Plan will expire on, and no awards may be granted after June 30, 2029. As of January 31, 2026, the maximum number of common shares which may be issued pursuant to all awards of restricted shares, options and restricted share units under the Plan was 27,181,000 common shares, of which 566,190 restricted shares, 3,283,393 options, and 10,488,600 restricted share units (in each case net of forfeitures) have been awarded, leaving 12,842,817 common shares available to be issued.

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

Restricted Share Units

The following table summarizes, as of January 31, 2026, the restricted share units that we had granted under the Plan to our directors, executive officers and certain other individuals.

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Directors:
Dr. Shawn (Xiaohua) Qu	6,154	(1)	6,154	—	May 8, 2011
	13,706	(2)	13,706	—	May 20, 2011
	75,075	(2)	75,075	—	March 16, 2012
	67,024	(2)	67,024	—	March 9, 2013
	11,983	(2)	11,983	—	May 4, 2014
	8,274	(2)	8,274	—	May 3, 2015
	20,216	(2)	20,216	—	July 8, 2016
	121,951	(3)	121,951	—	November 6, 2016
	22,607	(2)	22,607	—	May 17, 2017
	77,289	(3)	77,289	—	November 5, 2017
	18,018	(2)	18,018	—	May 13, 2018
	83,805	(3)	83,805	—	November 10, 2018
	15,690	(2)	15,690	—	May 13, 2019
	26,691	(3)	26,691	—	November 9, 2019
	15,748	(2)	15,748	—	May 23, 2020
	11,924	(2)	11,924	—	August 22, 2020
	26,073	(4)	26,073	—	December 30, 2020
	250,000	(6)	250,000	—	August 10, 2020
	12,330	(2)	9,247	—	May 23, 2022
	7,585	(2)	3,792	—	May 23, 2023
	18,326	(2)	4,581	—	May 20, 2024
	32,531	(2)	—	—	May 12, 2025

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Professor Harry E. Ruda	1,020		1,020	—	July 1, 2014
	800		800	—	October 1, 2014
	1,274		1,274	—	January 1, 2015
	880		880	—	April 1, 2015
	993		993	—	July 1, 2015
	1,820		1,820	—	October 1, 2015
	1,033		1,033	—	January 1, 2016
	1,572		1,572	—	April 1, 2016
	2,051		2,051	—	July 1, 2016
	2,228		2,228	—	October 1, 2016
	2,411		2,411	—	January 1, 2017
	2,562		2,562	—	April 1, 2017
	1,901		1,901	—	July 1, 2017
	1,818		1,818	—	October 1, 2017
	1,767		1,767	—	January 1, 2018
	1,802		1,802	—	April 1, 2018
	2,458		2,458	—	July 1, 2018
	2,056		2,056	—	October 1, 2018
	2,096		2,096	—	January 1, 2019
	1,623		1,623	—	April 1, 2019
	1,381		1,381	—	July 1, 2019
	1,486		1,486	—	October 1, 2019
	1,361		1,361	—	January 1, 2020
	1,883		1,883	—	April 1, 2020
	1,587		1,587	—	July 1, 2020
	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		639	—	April 1, 2021
	20,000	(6)	20,000	—	August 10, 2020
	693		693	—	July 1, 2021
	883		883	—	October 1, 2021
	969		969	—	January 1, 2022
	843		843	—	April 1, 2022
	942		942	—	July 1, 2022
	796		796	—	October 1, 2022
	989		989	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
	1,602		—	—	April 1, 2024
	1,953		—	—	July 1, 2024
	1,955		—	—	October 1, 2024
	2,629		—	—	January 1, 2025
	3,180		—	—	April 1, 2025
	2,731		—	—	July 1, 2025
	2,303		—	—	October 1, 2025
	1,246		—	—	January 1, 2026

Andrew (Luen Cheung) Wong	610		610	—	August 7, 2014
	800		800	—	October 1, 2014
	1,274		1,274	—	January 1, 2015
	880		880	—	April 1, 2015
	993		993	—	July 1, 2015
	1,820		1,820	—	October 1, 2015
	1,033		1,033	—	January 1, 2016
	1,572		1,572	—	April 1, 2016
	2,051		2,051	—	July 1, 2016
	2,228		2,228	—	October 1, 2016
	2,411		2,411	—	January 1, 2017
	2,562		2,562	—	April 1, 2017
	1,901		1,901	—	July 1, 2017
	1,818		1,818	—	October 1, 2017
	1,767		1,767	—	January 1, 2018
	1,802		1,802	—	April 1, 2018
	2,458		2,458	—	July 1, 2018

	2,056		2,056	—	October 1, 2018
	2,096		2,096	—	January 1, 2019
	1,623		1,623	—	April 1, 2019
	1,381		1,381	—	July 1, 2019
	1,486		1,486	—	October 1, 2019
	1,361		1,361	—	January 1, 2020
	1,883		1,883	—	April 1, 2020
	1,587		1,587	—	July 1, 2020
	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		639	—	April 1, 2021
	20,000	(6)	20,000	—	August 10, 2020
	693		693	—	July 1, 2021
	883		883	—	October 1, 2021
	969		969	—	January 1, 2022
	843		843	—	April 1, 2022
	942		942	—	July 1, 2022
	796		796	—	October 1, 2022
	989		989	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
	1,602		—	—	April 1, 2024
	1,953		—	—	July 1, 2024
	1,955		—	—	October 1, 2024
	2,629		—	—	January 1, 2025
	3,180		—	—	April 1, 2025
	2,731		—	—	July 1, 2025
	2,303		—	—	October 1, 2025
	1,246		—	—	January 1, 2026

Lauren C. Templeton	1,361		1,361	—	January 1, 2020
	1,883		1,883	—	April 1, 2020
	1,587		1,587	—	July 1, 2020
	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		639	—	April 1, 2021
	20,000	(6)	20,000	—	August 10, 2020
	693		693	—	July 1, 2021
	883		883	—	October 1, 2021
	969		969	—	January 1, 2022
	843		843	—	April 1, 2022
	942		942	—	July 1, 2022
	796		796	—	October 1, 2022
	989		989	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
	1,602		—	—	April 1, 2024
	1,953		—	—	July 1, 2024
	1,955		—	—	October 1, 2024
	2,629		—	—	January 1, 2025
	3,180		—	—	April 1, 2025
	2,731		—	—	July 1, 2025
	2,303		—	—	October 1, 2025
	1,246		—	—	January 1, 2026

Leslie Li Hsien Chang	908		908	—	October 1, 2020
	588		588	—	January 1, 2021
	639		639	—	April 1, 2021
	20,000	(6)	20,000	—	August 10, 2020
	693		693	—	July 1, 2021
	883		883	—	October 1, 2021
	969		969	—	January 1, 2022
	843		843	—	April 1, 2022
	942		942	—	July 1, 2022
	796		796	—	October 1, 2022

	989		989	—	January 1, 2023
	770		—	—	April 1, 2023
	809		—	—	July 1, 2023
	1,203		—	—	October 1, 2023
	1,157		—	—	January 1, 2024
	1,602		—	—	April 1, 2024
	1,953		—	—	July 1, 2024
	1,955		—	—	October 1, 2024
	2,629		—	—	January 1, 2025
	3,180		—	—	April 1, 2025
	2,731		—	—	July 1, 2025
	2,303		—	—	October 1, 2025
	1,246		—	—	January 1, 2026

Colin Parkin	7,634	(2)	7,634	—	July 1, 2019
	5,249	(2)	5,249	—	May 23, 2020
	21,000	(6)	21,000	—	August 10, 2020
	3,975	(2)	3,975	—	August 22, 2020

Yuan Z. Qu	11,078	(2)	2,769	—	January 10, 2024

Directors as a group	1,279,235		1,131,622	—

	Restricted		Restricted	Restricted
	Share Units		Share Units	Share Units
Name	Granted		Vested	Forfeited	Date of Grant
Employees
Hanbing Zhang	1,538	(1)	1,538	—	May 8, 2011
	5,482	(2)	5,482	—	May 20, 2011
	21,021	(2)	21,021	—	March 16, 2012
	18,767	(2)	18,767	—	March 9, 2013
	2,796	(2)	2,796	—	May 4, 2014
	2,344	(2)	2,344	—	May 3, 2015
	4,717	(2)	4,717	—	July 8, 2016
	5,275	(2)	5,275	—	May 17, 2017
	4,204	(2)	4,204	—	May 13, 2018
	3,661	(2)	3,661	—	May 13, 2019
	5,249	(2)	5,249	—	May 23, 2020
	3,975	(2)	3,975	—	August 22, 2020
	20,000	(6)	20,000	—	August 10, 2020

Xinbo Zhu	2,542	(2)	2,542	—	May 4, 2014
	1,931	(2)	1,931	—	May 3, 2015
	6,739	(2)	6,739	—	July 8, 2016
	11,304	(2)	11,304	—	May 17, 2017
	9,009	(2)	9,009	—	May 13, 2018
	7,845	(2)	7,845	—	May 13, 2019
	7,874	(2)	7,874	—	May 23, 2020
	5,962	(2)	5,962	—	August 22, 2020
	120,000	(6)	120,000	—	August 10, 2020
	6,165	(2)	4,624	—	May 23, 2022
	3,793	(2)	1,896	—	May 23, 2023
	12,217	(2)	3,054	—	May 20, 2024
	21,687	(2)	—	—	May 12, 2025

Dylan Marx	1,931	(2)	1,931	—	May 3, 2015
	4,717	(2)	4,717	—	July 8, 2016
	5,275	(2)	5,275	—	May 17, 2017
	4,204	(2)	4,204	—	May 13, 2018
	3,661	(2)	3,661	—	May 13, 2019
	2,625	(2)	2,625	—	May 23, 2020
	5,000	(6)	5,000	—	August 10, 2020
	3,975	(2)	3,975	—	August 22, 2020
	4,110	(2)	3,082	—	May 23, 2022
	2,528	(2)	1,264	—	May 23, 2023
	6,109	(2)	—	—	May 20, 2024
	10,870	(2)	—	—	May 12, 2025

Yu Chen	7,625	(2)	3,812	—	March 9, 2024
	10,844	(2)	—	—	May 12, 2025

Pauline W. Wong	1,556	(2)	1,556	—	May 8, 2016
	1,050	(2)	525	525	May 23, 2020
	795	(2)	199	596	August 22, 2020

Other employees and certain individuals as a group	10,742,724	(5)	7,539,588	1,925,210	Various dates from May 8, 2011 to January 1, 2026
Total Restricted Share Units	12,414,931		9,884,693	1,926,331
(1)	Vest over a one-year period from the date of grant.
(2)	Vest over a four-year period from the date of grant, except for the August 22, 2020 grants, which vest over a four-year period beginning May 1, 2021.
(3)	Vest over an eight-quarter period from the date of grant.
(4)	Vest immediately upon the date of grant.

(5)	13,844 restricted share units granted on May 8, 2011 vested over one-year period from the date of grant. 126,036 restricted share units granted on August 11, 2013 vested immediately upon the date of grant. 1,326,000 restricted share units granted on June 2, 2021 and 205,000 restricted share units granted on October 25, 2022 vested following the completion of the IPO of CSI Solar (50% vested on the IPO date, with 25% vesting on each of the first and second anniversaries of the IPO). All other restricted share units granted vest over a four-year period from the date of grant.
(6)	Vest following completion of the IPO of CSI Solar (50% vested on the IPO date, with 25% vesting on each of the first and second anniversaries of the IPO).

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

On November 28, 2024, CSI Solar granted options to purchase an aggregate of 54,004,000 CSI Solar shares, with an exercise price of RMB 5.56 ($0.77) per share. The grants include the following awards to certain of our director, executive officer and related persons:

	Share		Share	Share
	Options		Options	Options
Name	Granted		Vested	Forfeited	Date of Grant
Director:
Shawn (Xiaohua) Qu	2,520,000	(7)	—	—	November 28, 2024
Employees:
Hanbing Zhang	840,000	(7)	—	—	November 28, 2024
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

C    Board Practices

In 2025, our board of directors held 12 meetings and passed 52 resolutions by unanimous written consent.

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

Audit Committee

Our audit committee consists of Mr. Leslie Chang, Professor Harry E. Ruda and Mr. Andrew L.C. Wong, and is chaired by Mr. Chang. Mr. Wong was appointed to serve on our audit committee effective July 17, 2024. Under applicable Nasdaq rules, we are required to have at least three members on the Audit Committee. Mr. Chang qualifies as an “audit committee financial expert” as required by the SEC. Professor Ruda and Mr. Wong are “financially literate” as required by Nasdaq rules. Each member of our audit committee satisfies the “independence” requirements under Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements.

The audit committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
●	reviewing with our independent auditors identified critical audit matter, any audit concerns or difficulties and management responses;
●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the audited consolidated financial statements with management and our independent auditors;
●	reviewing major issues related to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	addressing such other matters as they may be specifically delegated to the audit committee by our board of directors from time to time;
●	meeting separately and periodically with management and our internal and independent auditors; and
●	reporting regularly to the full board of directors.

In 2025, our audit committee held seven meetings and did not pass any resolutions by unanimous written consent.

Compensation Committee

Our compensation committee consists of Mr. Andrew L.C. Wong, Professor Harry E. Ruda and Ms. Lauren Templeton, and is chaired by Mr. Wong. Each member of our compensation committee satisfies the “independence” requirements of Nasdaq corporate governance rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which the compensation of whom is deliberated.

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

In 2025, our compensation committee held five meetings and did not pass any resolutions by unanimous written consent.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Lauren Templeton, Mr. Andrew L.C. Wong and Mr. Leslie Chang, and is chaired by Ms. Templeton. Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board of directors and its committees.

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

In 2025, our nominating and corporate governance committee held eight meetings and did not pass any resolutions by unanimous written consent.

Technology Committee

Our technology committee consists of Professor Harry E. Ruda and Dr. Shawn Qu, and is chaired by Professor Ruda. The technology committee advises the board of directors and management on technology and innovation matters in support of our overall strategy and performance.

The technology committee is responsible for, among other things:

●	evaluating and advising the board of directors and management regarding the quality, scope, direction and effectiveness of our research and development programs and activities;
●	reviewing and advising the board of directors and management regarding our progress towards our research and development goals and objectives;
●	advising the board of directors and management on internal and external science and technology investments;
●	monitoring, evaluating and advising the board of directors and management regarding competing solar, battery and other emerging power technologies, as well as new and emerging science and technologies;
●	assessing and advising the board of directors and our chief executive officer regarding the composition and quality of the research and development function; and

●	providing general oversight on intellectual property matters.

In 2025, our technology committee held one meeting and did not pass any resolutions by unanimous written consent.

Sustainability Committee

Our sustainability committee consists of Ms. Lauren Templeton, Mr. Leslie Chang and Professor Harry E. Ruda, and is chaired by Ms. Templeton. Professor Ruda was appointed to serve on our sustainability committee effective July 17, 2024. The sustainability committee oversees management’s ESG plans.

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

In 2025, our sustainability committee held one meeting and did not pass any resolutions by unanimous written consent.

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

In 2025, we did not enter into any interested transactions other than those described in this “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

As of December 31, 2023, 2024 and 2025, we had 22,234, 17,113 and 12,587 full-time employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2025.

	As of December 31, 2025
	Number of Employees	Percentage of Total
Manufacturing and operations	7,314	58%
General and administrative	3,321	26%
Research and development	1,318	10%
Sales and marketing	634	6%
Total	12,587	100%

As of December 31, 2025, we had 2,061 employees at our facilities and offices in the U.S., 9,187 in Asia Pacific, including China, and 1,339 in Europe and other regions. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. From time to time, we also employ or engage part-time employees or independent contractors to support our manufacturing, research and development and sales and marketing activities.

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

We consider the turnover rate a valuable metric to measure the effectiveness of our programs and to assist in developing new programs. Our employee turnover for 2024 and 2025 was 28% and 26%, respectively. We believe the combination of training and development programs, regular performance reviews, competitive compensation, and the redesign of our company culture to better inspire employees, as well as career growth and development opportunities, has helped reduce voluntary turnover.

E	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 31, 2026, the latest practicable date, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on the 67,816,724 common shares outstanding as of January 31, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we have included common shares that the person has the right to acquire within 60 days from January 31, 2026, including through the vesting of any restricted share unit, or the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Common Shares
Beneficially Owned(1)
	Number	%
Directors and Executive Officers: (2)
Dr. Shawn (Xiaohua) Qu (3)	14,054,888	20.7%
Professor Harry E. Ruda	*	*
Andrew L.C. Wong	*	*
Lauren C. Templeton	*	*
Leslie Chang	*	*
Colin Parkin	*	*
Yuan Z. Qu	*	*
Xinbo Zhu	*	*
Dylan Marx	*	*
Yu Chen	*	*
Pauline W. Wong	*	*
All Directors and Executive Officers as a Group	14,291,500	20.9%
Principal Shareholders:
PAG (4)	10,989,020	16.2%
Venture Holding S.a.r.l. SPF (5)	6,000,000	8.8%
D. E. Shaw & Co., L.P. (6)	4,366,760	6.4%

*     The person beneficially owns less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The business address of our directors and executive officers is 4273 King Street East, Suite 102, Kitchener, Ontario, N2P 2E9, Canada.
(3)	Comprises 14,028,597 common shares directly held by Dr. Shawn Qu and Ms. Hanbing Zhang, the wife of Dr. Shawn Qu, and 26,291 common shares issuable upon the exercise of options held by Dr. Shawn Qu and Ms. Zhang.
(4)	Represents 10,989,020 common shares issuable upon conversion of the convertible notes that PAG Castle Holdings Pte. Ltd. has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible), as reported on Schedule 13G/A filed jointly by PAG Castle Holdings Pte. Ltd., PAGGC II-1 (Cayman) Limited, PAG Growth II LP, PAG Growth Capital GP II Limited, PAG Growth Limited, Pacific Alliance Group Limited, and PAG on July 3, 2025. PAG Castle Holdings Pte. Ltd. is a Singapore company which is beneficially held as to 100.0% by PAGGC II-1 (Cayman) Limited. PAGGC II-1 (Cayman) Limited is a Cayman Islands company which is beneficially held as to 100.0% by PAG Growth II LP. PAG Growth II LP is a Cayman Islands limited partnership, of which PAG Growth Capital GP II Limited is the general partner. PAG Growth Capital GP II Limited is a Cayman Islands company which is beneficially held as to 100.0% by PAG Growth Limited. PAG Growth Limited, a Cayman Islands company, which is beneficially held as to 100.0% by Pacific Alliance Group Limited. Pacific Alliance Group Limited is a Cayman Islands company, which is beneficially held as to 100.0% by PAG. Each of PAGGC II-1 (Cayman) Limited, PAG Growth II LP, PAG Growth Capital GP II Limited, PAG Growth Limited, Pacific Alliance Group Limited, and PAG may thereby be deemed to beneficially own 8,241,765 common shares beneficially owned by PAG Castle Holdings Pte. Ltd. The percentage of beneficial ownership was calculated based on the total number of our common shares as of January 31, 2026. The principal business address of PAG Castle Holdings Pte. Ltd. is 9 Temasek Boulevard, #12-01/02, Suntec Tower Two, 038989, Singapore. The principal business address of PAGGC II-1 (Cayman) Limited, PAG Growth II LP, PAG Growth Capital GP II Limited, PAG Growth Limited, Pacific Alliance Group Limited, and PAG is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

(5)	Represents 6,000,000 common shares owned by Venture Holding S.a.r.l. SPF, as reported on Schedule 13G/A filed by Venture Holding S.a.r.l. SPF on November 17, 2025. The percentage of beneficial ownership was calculated based on the total number of our common shares as of January 31, 2026. The principal business address of Venture Holding S.a.r.l. SPF is 31-33 Grand rue, L-1661 Luxembourg.
(6)	Represents (i) 1,557,276 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 1,020,240 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through convertible securities, (iii) 602,600 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iv) 1,085,309 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (v) 70,935 shares that D. E. Shaw Cogence Portfolios, L.L.C. has the right to acquire through convertible securities, and (vi) 30,400 shares in the name of D. E. Shaw Composite Portfolios, L.L.C, as reported on Schedule 13G filed by D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C. and David E. Shaw on March 20, 2026. The percentage of beneficial ownership was calculated based on the total number of our common shares as of January 31, 2026. David E. Shaw is (i) the President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Cogence Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C., and (ii) the President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Cogence Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware. D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware. The business address for each of D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C. and David E. Shaw is Two Manhattan West 375 Ninth Avenue, 52nd Floor New York, NY 10001.

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

F	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B    Related Party Transactions

Sales and Purchase Contracts with Affiliates

We sold solar modules to Marangatu Holding S.A. and Panati Holding S.A., our 30% owned affiliates in Brazil, in the amounts of $100.9 million and $67.5 million, respectively, in 2023, and $0.2 million and nil, respectively, in 2024. There were no similar transactions in 2025. In 2023, 2024 and 2025, we delivered battery energy storage solutions to RE Crimson Holdings LLC, our 20% owned affiliate in the U.S., totaling $17.2 million, $5.3 million and $13.0 million, respectively. In 2023, 2024 and 2025, we provided asset management services to Canadian Solar Infrastructure Fund, Inc., our 14.9% owned affiliate, totaling $10.0 million, $5.5 million and $5.0 million, respectively, and provided power services totaling $7.0 million, $7.6 million and $8.9 million, respectively.

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

Legal and Administrative Proceedings

U.S. Trade Proceedings

Solar 1 China

On October 17, 2012, the U.S. Department of Commerce, or the USDOC, issued final affirmative determinations with respect to its antidumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 30, 2012, the U.S. International Trade Commission, or the USITC, determined that imports of CSPV cells had caused material injury to the U.S. CSPV industry. The USITC’s determination was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit, or Federal Circuit. As a result of these determinations, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules. The rates applicable to us were 24.48% (antidumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. The rates at which duties are assessed and payable are subject to administrative reviews. The first through tenth administrative reviews have been completed and the decisions are final, with the exception of the sixth antidumping duty administrative review, which is on appeal at the Federal Circuit.

The eleventh antidumping duty and countervailing duty administrative reviews were initiated in February 2024. The USDOC published the final results of the eleventh antidumping duty administrative review on December 23, 2025. The USDOC determined that the Canadian Solar entities subject to the eleventh antidumping duty administrative review had no shipments during the period of review and, therefore, our antidumping duty rate (0.00%) will remain unchanged for our Solar 1 CSPV products. The USDOC issued the final results of the eleventh countervailing duty administrative review in January 2026. The USDOC determined that the Canadian Solar entities subject to the eleventh countervailing duty administrative review had no shipments during the period of review and therefore, the USDOC is rescinding the review with respect to Canadian Solar. Accordingly, our countervailing duty rate, is expected to remain the same at 15.87%.

The twelfth antidumping duty and countervailing duty administrative reviews were initiated in January 2025 and are currently underway. The USDOC recently selected Canadian Solar International Limited as a mandatory respondent in the antidumping duty administrative review. Preliminary results are scheduled to be issued on June 1, 2026.

In December 2025, USDOC provided interested parties, including Canadian Solar, the opportunity to request reviews as part of the thirteenth antidumping duty and countervailing duty administrative reviews. USDOC initiated these reviews on February 20, 2026.

In February 2024, the USDOC and USITC initiated the second five-year sunset reviews of the Solar 1 antidumping and countervailing duty orders. Those sunset reviews were concluded by the USDOC and the ITC in June and September 2024, respectively, with both agencies finding that the orders should be maintained for another five years.

Solar 2 China

On December 31, 2013, Solar World Industries America, Inc. filed another trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also alleged that Taiwanese producers of certain CSPV cells and modules dumped their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 orders described above. We were identified as one of a number of Chinese producers exporting the Solar 2 subject goods to the U.S. market. “Chinese CSPV products subject to Solar 2 orders” refers to CSPV products manufactured in Chinese mainland using non-Chinese (e.g., Taiwanese) CSPV cells and imported into the U.S. during the investigation or administrative review periods of Solar 2. “Taiwanese CSPV products subject to Solar 2 orders” refer to CSPV products manufactured outside of Chinese mainland using Taiwanese CSPV cells and imported into the U.S. during the investigation or review periods of Solar 2. On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, we are required to pay cash deposits on these CSPV products, the rates of which applicable to our Chinese CSPV products were 30.06% (antidumping duty) and 38.43% (countervailing duty). The antidumping cash deposit rate applicable to our Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. We paid all the cash deposits due under these determinations. There is no countervailing duty order on Taiwan Solar 2 products. The rates at which duties will be assessed and payable are subject to administrative reviews. The first through nineth administrative reviews have been completed. The USDOC initiated the tenth administrative review of the Solar 2 China antidumping duty order in March 2025 with respect to certain of the Canadian Solar entities. The USDOC rescinded the tenth administrative review of the Solar 2 China antidumping duty order in December 2025. Therefore, our antidumping duty rates will remain unchanged for our Solar 2 China CSPV products. The USDOC did not initiate the tenth administrative review of the Solar 2 China countervailing duty order because no parties requested reviews. Therefore, our countervailing duty rates (33.58%) will remain unchanged for our Solar2 China CSPV products. The USDOC initiated the tenth administrative review of the Solar 2 Taiwan antidumping duty order in March 2025, however, the review was not initiated with respect to Canadian Solar and therefore, our antidumping duty rates will remain unchanged for our Taiwanese CSPV products. In August 2025, the USDOC and USITC initiated the second five-year sunset reviews of the Solar 2 antidumping and countervailing duty orders, and the reviews are currently underway.

Solar 1 Circumvention Investigations on CSPV products from Southeast Asia

On August 17, 2023, the USDOC issued affirmative final determinations of circumvention with respect to CSPV products from Cambodia, Thailand, Malaysia, and Vietnam. The USDOC also made company-specific affirmative determinations with respect to several companies, including CSIL. The Group defended its interests in these proceedings.

USDOC’s regulations typically impose antidumping duty and countervailing duty liability from the date of initiation (here, April 1, 2022). In this instance, however, the USDOC published a final rule that delayed liability for CSIL’s exports from Thailand (and also Vietnam) in these solar circumvention proceedings, or the Solar Moratorium, in order to implement Proclamation 10414 issued by the President Biden on June 6, 2022, which suspended antidumping and countervailing duty requirements on eligible product imports through June 6, 2024. To qualify for the Solar Moratorium, imports had to enter the U.S. by June 6, 2024, and be utilized in solar energy projects by December 3, 2024. The USDOC also implemented a certification mechanism for exporters and importers to demonstrate that merchandise was not subject to circumvention requirements in light of (i) the Solar Moratorium, or (ii) limited reliance on Chinese-origin components (including wafers) (i.e., non-circumventing material).

In October 2023, Canadian Solar appealed the USDOC’s circumvention final determination with respect to Thailand to the CIT. In May 2025, the CIT sustained the USDOC’s Thailand circumvention final determination. We appealed the CIT decision to the Federal Circuit in July 2025. The Group is defending its interests in this ongoing appeal.

In addition, in December 2023, Auxin Solar, Inc. and Concept Clean Energy, Inc. challenged the USDOC’s Solar Moratorium to the CIT. In August 2025, the CIT overturned and vacated the USDOC’s Solar Moratorium. This decision by the CIT was appealed to the Federal Circuit in September 2025, and we are currently participating in the appeal at the Federal Circuit. The CIT’s decision and vacatur of USDOC’s Solar Moratorium is stayed pending the final and conclusive resolution of the Federal Circuit appeal.

Solar 3 Southeast Asia

On April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee, or the Committee, filed petitions for antidumping and countervailing duty orders on CSPV cells and modules imported from Cambodia, Malaysia, Thailand, and Vietnam. Certain Canadian Solar entities entered an appearance in these proceedings before the USDOC and USITC. On May 15, 2024, the USDOC initiated the Solar 3 antidumping duty, or AD, and countervailing duty, or CVD, investigations with respect to all four countries, and the USITC preliminarily voted to continue its investigations on June 7, 2024. The USDOC rendered final affirmative determinations with respect to all four countries on April 18, 2025. In the Solar 3 Thailand investigations, the final countervailing duty rate (all others) applicable to Canadian Solar is 255.39%, and the final antidumping duty rate (all others) applicable to Canadian Solar is 111.45%. In the Solar 3 Vietnam AD/CVD investigations, the final countervailing duty rate (all others) applicable to Canadian Solar is 124.57%, and the final antidumping duty rate (all others) applicable to Canadian Solar is 271.28%. In June 2025, the USITC made an affirmative determination as to the threat of material injury by imports from Thailand, inclusive of a negative determination as to “critical circumstances.” This resulted in refunds issued by U.S. Customs for all AD/CVD cash deposits made by Canadian Solar as a result of the preliminary affirmative determinations through the date of the final determination. The USDOC’s and USITC’s final determinations in the Solar 3 AD/CVD investigations were appealed to the CIT in July 2025. The Group is defending its interests in these ongoing appeals.

Solar 4 India, Indonesia, and Laos

On July 17, 2025, the Alliance for American Solar Manufacturing and Trade filed petitions for antidumping and countervailing duty orders on CSPV cells and modules imported from India, Indonesia, and Laos. Certain Canadian Solar entities entered an appearance in these proceedings before the USDOC and USITC. On August 12, 2025, the USDOC initiated the Solar 4 AD/CVD investigations with respect to all three countries, and the USITC preliminarily voted to continue its investigations on September 5, 2025. On February 26, 2026, the USDOC made affirmative preliminary countervailing duty determinations with respect to India, Indonesia, and Laos, including affirmative “critical circumstances” determinations with respect to India and Indonesia. The USDOC’s AD preliminary determinations are expected in April 2026. The USDOC’s final AD/CVD determinations and the USITC’s material injury determinations are expected in late-2026. The Group is defending its interests in these proceedings.

Section 201 Safeguard

On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by Solar World Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the United States in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

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

The safeguard measure was extended by the U.S. government in February 2022, with its terms subsequently adjusted on several occasions. The safeguard measure terminated on February 6, 2026.

On November 16, 2021, the CIT held in Solar Energy Industries Association et al. v. United States, or the SEIA that the U.S. government acted outside of its statutory authority in issuing Proclamation 10101 and enjoined the Government from enforcing that proclamation. This judgment had the effect of reinstating the exclusion of bifacial modules from the safeguard tariffs and lowering the fourth year safeguard tariff to 15% ad valorem. On January 14, 2022, the Government filed a notice of appeal of SEIA to the Federal Circuit. In November 2023, the Federal Circuit reversed and remanded the CIT’s judgment, finding that the U.S. government had acted lawfully in issuing Proclamation 10101. The Federal Circuit denied the Appellees’ petition for en banc rehearing in August 2024, and the SEIA appeal became final in May 2025. In October 2022, Canadian Solar filed an appeal at the CIT challenging U.S. Customs and Border Protection’s erroneous collection of certain Section 201 safeguard duties on bifacial panels pursuant to Proclamation 10101. Canadian Solar dismissed its appeal in June 2025, following the Federal Circuit’s decision in SEIA.

Section 232 Investigation into U.S. Imports of Polysilicon and its Derivative Products

On July 1, 2025, the Secretary of Commerce initiated an investigation to determine the effects on the national security of U.S. imports of polysilicon and its derivative products, including wafers, solar cells, and solar modules. The USDOC’s Section 232 investigation could lead to the President’s imposition of tariffs and/or other measures with respect to imports of these products. Canadian Solar timely submitted comments to USDOC and is otherwise defending its interests in the proceeding.

U.S. Antidumping and Countervailing Duty Investigation into U.S. Imports of Active Anode Material, or AAM, from China

On January 8, 2025, the USDOC initiated antidumping duty and countervailing duty investigations of AAM imported from China. AAM is contained in certain batteries and downstream energy storage products exported by Canadian Solar. On February 11, 2026, USDOC determined that AAM contained in downstream battery products will not be covered by the scope of potential antidumping and countervailing duties. On March 12, 2026, the USITC made a negative finding of material retardation, and thus, the USDOC will not enter an AD/CVD order on imports of this product from China.

Other Broad-Based Tariff Measures under IEEPA, Section 122, and Section 301

In 2025, the U.S. government imposed broad-based tariffs under the International Economic Emergency Powers Act (“IEEPA”) on nearly all U.S. imports at various country-specific tariff rates. On February 20, 2026, the U.S. Supreme Court found these tariffs unlawful, and the USCIT subsequently ordered refunds for all such tariffs paid under IEEPA. Canadian Solar filed suit in the USCIT to preserve its rights to refunds for such tariffs. This litigation and that concerning the extent of available refunds for IEEPA tariffs remains ongoing.

In February 2026, the U.S. government imposed Section 122 tariffs on nearly all U.S. imports at 10% for 150 days. These tariffs remain in effect and are currently expected to expire in July 2026.

In March 2026, the U.S. government announced new Section 301 investigations on U.S. imports from various countries, including China and Thailand. Announcements with respect to these investigations are expected to be issued concurrently with the expiry of the temporary Section 122 tariff measures later in 2026.

Patent Disputes

On March 25, 2024, Maxeon Solar Pte. Ltd., or Maxeon, filed a patent infringement lawsuit against Canadian Solar Inc. in the U.S. District Court for the Eastern District of Texas, or Texas Litigation. Maxeon alleges that by manufacturing, importing, selling, or offering for sale of its TOPCon (Tunnel Oxide Passivated Contact) solar modules in the United States, Canadian Solar Inc., via its affiliates, has directly and indirectly infringed and continues to infringe upon three patents currently held by Maxeon. The three patents asserted by Maxeon are U.S. Patent Nos. 8222516, 8878053, and 11251315. Maxeon’s complaint requests the Court to grant, among other relief, a permanent injunction enjoining Canadian Solar Inc. from the alleged infringement, and a judgment for monetary damages and fees. The specific amount of monetary damages has not been identified. Based on our assessment, we believe that our TOPCon solar modules do not infringe Maxeon’s asserted patents and are vigorously defending ourselves in the lawsuit. In response to the lawsuit, in June 2024, Canadian Solar Inc. filed petitions for Inter-Partes Review, or IPR, before the U.S. Patent and Trademark Office, or USPTO, challenging the patentability of the three asserted patents. The USPTO instituted review against all three patents on January 14, 2025. On May 28, 2025, Maxeon withdrew its infringement claim for U.S. Patent No. 11251315 in the Texas Litigation, and this claim was dismissed with prejudice. The District Court Judge also stayed the Texas Litigation on July 1, 2025 pending the resolution of the IPRs. On January 12, 2026, the Patent Trial and Appeal Board (“PTAB”) issued Final Written Decisions in Canadian Solar’s IPR and invalidated all claims in the two remaining patents (‘516 and ’053) in the Maxeon Texas Litigation except for Claim 12 of the ‘516 patent. However, Claim 12 of the ‘516 patent was not asserted in the Texas Litigation. Canadian Solar Inc. will move for the Texas Litigation to be dismissed entirely. Maxeon has asked the court to lift the stay so it can amend its complaint to add Claim 12 of the ‘516 patent. No decision has been made. Maxeon has appealed the IPR decision for the ‘516 patent (claims 1-11), but it did not appeal the IPR invalidity decision for the ‘053 patent.

On February 10, 2025, CSI Solar was notified of two lawsuits filed against it by Trina at the Jiangsu Province High Court, alleging infringement of two patents and seeking approximately RMB 1.1 billion ($153.0 million) in damages. The patents in question are Patent No. ZL201710975923.2, titled “Solar Cell Module,” or Patent 1, and Patent No. ZL201510892086.8, titled “Solar Cell and Its Manufacturing Method,” or Patent 2. Based on our assessment, we do not believe our proprietary technology infringes on the patents asserted by Trina and we are vigorously defending ourselves in these proceedings. In October 2024, Trina also filed a patent lawsuit against Canadian Solar Inc.’s US subsidiaries in the U.S. District Court for the District of Delaware, or Trina Delaware Litigation, and against Canadian Solar Inc., CSI Solar Co., Ltd., and its US subsidiaries in the U.S. International Trade Commission, or ITC, concerning the U.S. counterparts of Patent 2. On December 6, 2024, the Delaware District Judge stayed the Trina Delaware Litigation. On April 3, 2025, the ITC investigation against all Canadian Solar related entities was terminated upon motion by Trina and granted by the Administrative Law Judge, which was affirmed on April 21, 2025. On April 28, 2025, Canadian Solar (USA) Inc. filed petitions for IPR before the USPTO challenging the patentability of the U.S. counterparts of Patent 2 that were “copy-cat” IPRs filed by Runergy Alabama Inc. and Runergy USA (“Runergy”), and which had been granted on April 21, 2025. On October 29, 2025, the USPTO granted review of Canadian Solar (USA) Inc.’s IPR and Canadian Solar (USA) Inc.’s motion to join Runergy’s IPR. Oral arguments on the joint IPRs were held on January 29, 2026. The Delaware Litigation continues to be stayed pending the resolution of the IPR. In addition, Canadian Solar Manufacturing (Changshu) Inc., a subsidiary of CSI Solar, initiated patent invalidation proceedings before China’s National Patent Office, challenging Patent 1 in August 2024 and Patent 2 in November 2024.

On May 9, 2025, First Solar, Inc. filed a patent infringement lawsuit against Canadian Solar Inc., CSI Solar, and various other Canadian Solar-related manufacturing entities (“Canadian Solar”) in the U.S. District Court for the District of Delaware, or First Solar Delaware Litigation. First Solar alleges that Canadian Solar makes TOPCon solar cells overseas using methods covered by U.S. Patent No. 9130074 and infringes the patent by importing these TOPCon solar cells and modules into the U.S. and selling them in the U.S. First Solar’s complaint requests the Court to grant, among other relief, a permanent injunction enjoining Canadian Solar from the alleged infringement and a judgment for monetary damages and fees. The specific amount of monetary damages has not been identified. Based on our assessment, we do not believe our proprietary technology infringes on the patent asserted by First Solar, and we are vigorously defending ourselves in the lawsuit. On August 28, 2025, Canadian Solar filed a petition for IPR before the USPTO challenging the patentability of the U.S. Patent No. 9130074. On December 18, 2025, the USPTO summarily denied institution of the IPR based on discretionary considerations without a written order and without deciding validity on the merits of the IPR. On October 2, 2025, the Delaware District Judge set a case schedule and trial to be held starting on March 27, 2028. Discovery is currently ongoing in the First Solar Delaware Litigation. On February 24, 2026, First Solar filed a Complaint with the USITC against the Company and nine other manufacturers of modules incorporating TOPCon technology. First Solar seeks a general exclusion order, limited exclusion order, and a cease-and-desist order. The USITC has instituted the case. We will vigorously defend against the claims. A final resolution is not expected until the second half of 2027.

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

We are a holding company incorporated under the laws of the Province of Ontario, Canada, and we rely primarily on dividends and other income from our majority-owned operating subsidiaries, CS PowerTech, CSI Solar and Recurrent Energy, to meet our cash, investment and financing requirements. CSI Solar is required to comply with applicable PRC regulations when paying dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Our authorized share capital consists of an unlimited number of common shares, no par value, and an unlimited number of preferred shares, no par value, issuable in series.

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

Common Share Rights

General

All of our common shares are fully paid and non-assessable. Our common shares are issued in registered form and may or may not be certificated although every shareholder is entitled at their option to a share certificate that complies with the OBCA. Except as provided in the Investment Canada Act (Canada), there are no limitations on the rights of shareholders who are not residents of Canada to hold and vote common shares.

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

Provisions that would have an Effect of Delaying, Deferring or Preventing a Change of Control

The following provisions in Canadian Solar Inc.’s articles may deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by delaying or preventing a change of control of our company:

●	Our board of directors has the authority, without approval from the shareholders, to issue an unlimited number of preferred shares, in one or more series, at any time and from time to time. Before it issues any series of preferred shares, our board of directors shall fix the number of preferred shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of, such series. See “Item 10. Additional Information—B. Articles —Preferred Share Rights” for a more detailed description of the attributes of the preferred shares.
●	Our board of directors is entitled to fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles (i.e., a minimum of three and a maximum of ten directors). Our board of directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

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

This summary is based upon the current provisions of the Canadian Tax Act, and an understanding of the current administrative practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurance can be given in this regard. This summary does not otherwise take into account or anticipate any changes in law or administrative policy, whether by legislative, governmental or judicial decision or action, and does not take into account or consider any provincial, territorial or foreign income tax considerations.

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

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to our common shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

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

Under a published IRS Notice, common shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our common shares are, but we cannot guarantee that our common shares will always be so listed. In addition, we may be eligible for the benefits of the income tax treaty between the United States and Canada. If we are eligible for such benefits, then dividends that we pay to certain non-corporate United States Holders on our common shares would be, subject to applicable limitations, eligible for the reduced rates of taxation.

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

Any Canadian withholding taxes imposed on dividends paid to you with respect to our common shares (at a rate not exceeding any applicable treaty rate in the case of a United States Holder that is eligible for the benefits of a relevant treaty) generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit, dividends paid to you with respect to the common shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules relating to the determination of the foreign tax credit are complex. You should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss that you recognize on a disposition of our common shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss.

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

Passive Foreign Investment Company

Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2025, though there can be no assurances in this regard. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot guarantee that the IRS will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

Changes in the value of our assets and/or the nature or composition of our income or assets may cause us to be more likely to be a PFIC. The determination of whether we are a PFIC for any taxable year also may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined based upon the market value of the common shares from time to time, which may be volatile) and by how, and how quickly, we spend our liquid assets and the cash we generate from our operations. Among other matters, if our market capitalization declines, we may be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach (including, if relevant, any approach taken with respect to our market capitalization) are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current taxable year or one or more future taxable years.

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

If we are a PFIC for any taxable year during your holding period for our common shares and any of our non-United States subsidiaries or other corporate entities in which we directly or indirectly own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower-tier PFIC) for purposes of the application of these rules. You should consult your tax advisor regarding the application of the PFIC rules to any of our lower-tier PFICs.

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

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which their common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements.

Effective March 18, 2026, directors and officers of foreign private issuers become subject to insider reporting requirements under Section 16(a) of the Exchange Act. Directors and officers of foreign private issuers will remain exempt from the short-swing profits rule under Section 16(b) and the short sale prohibition under Section 16(c), and significant shareholders of foreign private issuers who are not directors and officers will remain entirely exempt from Section 16.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I	Subsidiary Information

For a listing of our significant subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J	Annual Report to Security Holders

Not applicable.

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business transactions are carried out in various currencies, including the U.S. dollar, Renminbi, Euro, and others such as Brazilian real, British pound, Australian dollar, Japanese yen and Canadian Dollar. We continually evaluate our foreign currency exposure based on current market conditions and the locations in which we conduct business. We manage most foreign currency exposures on a consolidated basis, which allows us to net certain exposures and take advantage of natural offsets. Currency fluctuations may affect our cash flows, revenues, and expenses, particularly when transactions occur in currencies that differ from the functional currencies of our subsidiaries. We recorded foreign exchange gains of $46.8 million in 2024 and loss of $16.8 million in 2025. To mitigate currency risk, we use derivative instruments, primarily foreign exchange forwards or options, to hedge against U.S. dollar exposures. We incurred losses from changes in the fair value of foreign currency derivatives of $51.4 million in 2024 and $42.4 million in 2025.

As of December 31, 2025, we held approximately $206.1 million in net monetary liabilities denominated in various currencies. A 10% change in those currencies relative to their functional currencies would result in a foreign exchange impact of approximately $20.6 million, excluding the effect of hedges. We also face translation risk, as our consolidated financial statements are presented in U.S. dollars while some subsidiaries use other functional currencies. Appreciation or depreciation of these currencies may result in gains or losses upon disposal or sale of these subsidiaries. As we expand our international business, our foreign exchange exposure may increase further.

Interest Rate Risk

Our interest rate risk primarily arises from floating-rate borrowings and short-term investments. We use derivative financial instruments, such as interest rates swap, to manage some of our interest risk exposure. A hypothetical 1% increase in interest rates would have increased our annual interest expense by approximately $43.0 million based on floating-rate borrowings as of December 31, 2025, compared to $30.2 million based on floating-rate borrowings as of December 31, 2024.

Commodity Price Risk

We are exposed to price volatility in raw materials, components, logistics and energy costs used in the manufacturing and transportation related to our solar modules and battery energy storage products, and EPC costs related to our project constructions. Our reliance on a limited number of suppliers further heightens this exposure. Price increases, supplier disruptions or reduced availability of key materials could materially impact our costs and margins if not passed on to customers. We may use commodity hedging instruments and supplier diversification to mitigate these risks.

Certain of our manufacturing inputs, including lithium carbonate used in battery energy storage systems and silver used in solar cell metallization, are subject to commodity price volatility. To the extent that fixed or indexed pricing arrangements with suppliers are not available or do not provide sufficient price certainty, we may, in the future, seek to mitigate price risk through commodity hedging arrangements, supplier diversification, or other contractual mechanisms. There can be no assurance, however, that such risk management strategies will be available on acceptable terms, will effectively offset price volatility, or will not introduce additional costs, liquidity requirements, or counterparty risks.

For our supply chain management, see “Item 4. Information on the Company—B. Business Overview—Supply Chain Management.” For risks relating to the long-term agreements with our raw material suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Supply chain disruptions, cost increases or performance issues could adversely affect our business and relationship with customers, particularly given our dependence on a limited number of key suppliers.”

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

None of these events occurred in any of the years ended December 31, 2023, 2024 and 2025.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2025, has also audited the effectiveness of internal control over financial reporting as of December 31, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Canadian Solar Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 10, 2026, expressed an unqualified opinion on those financial statements.

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
April 10, 2026

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

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Leslie Chang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20 F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

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

	For the years ended
	December 31,
	2024	2025
Audit fees(1)	$1,579,000	$1,000,000
Audit related fees(2)	$1,565,265	$581,000
Tax fees(3)	$58,846	$10,000
Others(4)	$66,000	$16,000
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)	“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors and its affiliates that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with statutory audits, agreed upon procedure of our subsidiary companies, quarterly reviews and other related services. In 2024, “Audit related fees” included approximately $1.4 million for the statutory audits and agreed upon procedures of our subsidiaries. In 2025, “Audit related fees” included $0.4 million for statutory audits, assurance audits and agreed upon procedure of our subsidiaries.
(3)	“Tax fees” were for services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	Others refer to the aggregate fees for other non-audit service provided by our principal auditors’ affiliates to CSI Solar.

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

For more information regarding the risks associated with cybersecurity incidents, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Interruption, security breaches or failures of information technology, control and communication systems could disrupt our business and expose us to liability”.

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

2.3*	Indenture, dated as of January 13, 2026, between Canadian Solar Inc. and The Bank of New York Mellon, as trustee
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

101*	Financial information from registrant for the year ended December 31, 2025 formatted in Inline eXtensible Business Reporting Language (iXBRL):

(i) Consolidated Balance Sheets as of December 31, 2024 and 2025; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2023, 2024 and 2025; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2024 and 2025; (iv) Consolidated Statements of Changes in Redeemable Non-Controlling Interests and Equity for the Years Ended December 31, 2023, 2024 and 2025; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025; (vi) Notes to Consolidated Financial Statements; and (vii) Additional Information—Financial Statements Schedule I

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman and
Chief Executive Officer

By:	/s/ Xinbo Zhu
	Name:	Xinbo Zhu
	Title:	Chief Financial Officer

Date: April 10, 2026

Consolidated Financial Statements of Canadian Solar Inc.

For the Financial Year Ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Canadian Solar Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in redeemable non - controlling interests and equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition of Battery Energy Storage Solutions, Refer to Note 2 (x) and Note 21 to the Financial Statements

Critical Audit Matter Description

The Company recognizes revenue for the delivery of battery energy storage solutions (“BESS”) over time based on the estimated progress toward satisfaction of the performance obligation. Management of the Company uses judgments to identify the performance obligation and to estimate progress toward satisfaction for the identified performance obligation. We identified revenue recognition for the delivery of BESS as a critical audit matter because of the extensive audit effort in performing procedures related to the revenue recognition of BESS as a result of the complexity associated with the judgment involved.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognized over time in relation to battery energy storage solutions included the following, among others:

●	We tested the effectiveness of internal controls over the revenue recognition, including controls over the review of management’s assumptions and inputs used to recognize revenue over time.
●	We selected a sample of completed projects during the year and evaluated management’s ability to accurately estimate the total expected inputs to the satisfaction of the identified performance obligation at inception by comparing the management’s estimates to those actually incurred.
●	We selected a sample of revenue recognized and performed the following:
o	Evaluating the appropriateness of management’s methods and assumptions used to recognize revenue over time.
o	Testing the accuracy and occurrence of the inputs to the satisfaction of the performance obligation.
o	Assessing the reasonableness of estimated progress towards satisfaction of the performance obligation.
o	Verifying the mathematical accuracy of management’s calculation of revenue recognized over time.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 10, 2026

We have served as the Company’s auditor since 2006.

Canadian Solar Inc.

Consolidated Balance Sheets

	December 31,	December 31,
(U.S. dollars in thousands, except share data)	2024	2025
Assets
Including balances in variable interest entities (Note 10)
Current assets:
Cash and cash equivalents	$1,701,487	$1,370,418
Restricted cash	551,387	541,705
Accounts receivable trade, net	1,118,770	829,957
Accounts receivable, unbilled	142,603	228,393
Amounts due from related parties	5,220	17,959
Inventories	1,206,595	1,133,539
Value added tax recoverable	221,539	252,251
Advances to suppliers, net	124,440	217,871
Derivative assets	14,025	15,002
Project assets	394,376	549,269
Prepaid expenses and other current assets	436,635	822,502
Total current assets	5,917,077	5,978,866
Restricted cash	11,147	28,312
Property, plant and equipment, net	3,174,643	3,376,035
Solar power and battery energy storage systems, net	1,976,939	2,065,498
Deferred tax assets, net	473,500	634,160
Advances to suppliers, net	118,124	104,518
Investments in affiliates	232,980	289,601
Intangible assets, net	31,026	31,981
Project assets	889,886	1,481,486
Right-of-use assets	378,548	441,291
Amounts due from related parties	75,215	76,848
Other non-current assets	232,465	663,133
Total Assets	$13,511,550	$15,171,729
Liabilities, Redeemable Interests and Equity
Including balances in variable interest entities (Note 10)
Current liabilities:
Short-term borrowings	$1,873,306	$2,389,037
Convertible notes	228,917	—
Green bonds	—	153,152
Accounts payable	1,062,874	878,827
Short-term notes payable	637,512	939,549
Amounts due to related parties	3,927	7,484
Other payables	984,023	779,198
Advances from customers	204,826	162,586
Derivative liabilities	13,738	6,179
Operating lease liabilities	21,327	26,783
Other current liabilities	388,460	507,594
Total current liabilities	5,418,910	5,850,389
Long-term borrowings	2,731,543	3,621,232
Convertible notes	—	195,313
Green bonds	146,542	—
Liability for uncertain tax positions	5,770	5,788
Deferred tax liabilities	204,832	296,719
Operating lease liabilities	271,849	354,508
Other non-current liabilities	582,301	578,152
Total Liabilities	9,361,747	10,902,101
Redeemable non-controlling interests	247,834	326,559
Commitments and contingencies (Note 20)
Equity:
Common shares: no par value, unlimited authorized, 66,954,634 and 67,810,136 outstanding, respectively	835,543	835,543
Additional paid-in capital	590,578	568,921
Retained earnings	1,585,758	1,481,632
Accumulated other comprehensive loss	(196,379)	(78,125)
Total Canadian Solar Inc. shareholders’ equity	2,815,500	2,807,971
Non-controlling interests	1,086,469	1,135,098
Total Equity	3,901,969	3,943,069
Total Liabilities, Redeemable Interests and Equity	$13,511,550	$15,171,729

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Solar Inc.

Consolidated Statements of Operations

	Years Ended December 31,
(U.S. dollars in thousands, except share and per share data)	2023	2024	2025
Net revenues	$7,613,626	$5,993,409	$5,595,107
Cost of revenues	6,333,643	4,994,090	4,568,881
Gross profit	1,279,983	999,319	1,026,226
Operating expenses:
Selling and distribution expenses	369,670	487,947	382,591
General and administrative expenses	440,488	515,204	581,807
Research and development expenses	100,844	120,792	90,685
Other operating income, net	(84,339)	(94,543)	(72,013)
Total operating expenses	826,663	1,029,400	983,070
Income (loss) from operations	453,320	(30,081)	43,156
Other income (expenses):
Interest expense	(114,099)	(137,468)	(178,166)
Interest income	51,621	88,470	46,054
Loss on change in fair value of derivatives, net	(27,504)	(51,400)	(42,422)
Foreign exchange gain (loss), net	30,555	46,750	(16,751)
Investment income, net	14,632	1,427	7,390
Total other expenses	(44,795)	(52,221)	(183,895)
Income (loss) before income taxes and equity in earnings (losses) of affiliates	408,525	(82,302)	(140,739)
Income tax benefit (expense)	(59,501)	16,576	(14,149)
Equity in earnings (losses) of affiliates	14,610	(12,136)	(28,875)
Net income (loss)	363,634	(77,862)	(183,763)
Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	89,447	(113,913)	(79,637)
Net income (loss) attributable to Canadian Solar Inc.	$274,187	$36,051	$(104,126)
Earnings (loss) per share — basic	$4.19	$0.54	$(2.50)
Shares used in computation — basic	65,375,084	66,616,400	67,368,537
Earnings (loss) per share — diluted	$3.87	$0.54	$(2.50)
Shares used in computation — diluted	72,194,006	66,939,428	67,368,537

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Solar Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,
(U.S. dollars in thousands)	2023	2024	2025
Net income (loss)	$363,634	$(77,862)	$(183,763)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	8,141	(112,941)	141,031
Gain (loss) on changes in fair value of available-for-sale debt securities	(3,487)	2,223	363
Loss on interest rate swap	(1,124)	(1,569)	(3,726)
Share of gain (loss) on changes in fair value of interest rate swap of affiliate	11,264	693	(2,304)
Comprehensive income (loss)	378,428	(189,456)	(48,399)
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	90,829	(145,860)	(59,383)
Comprehensive income (loss) attributable to Canadian Solar Inc.	$287,599	$(43,596)	$10,984

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Solar Inc.

Consolidated Statements of Changes in Redeemable Non-Controlling Interests and Equity

	Redeemable					Accumulated	Total
	Non-			Additional		Other	Canadian Solar	Non-
	controlling	Common		Paid-in	Retained	Comprehensive	Inc. Shareholders’	Controlling	Total
(U.S. dollars in thousands, except share data)	Interests	Shares		Capital	Earnings	Loss	Equity	Interests	Equity
	$	Amount	$	$	$	$	$	$	$
Balance as of December 31, 2022	—	64,506,055	835,543	1,127	1,275,520	(170,551)	1,941,639	365,055	2,306,694
Net income	—	—	—	—	274,187	—	274,187	89,447	363,634
Foreign currency translation adjustment	—	—	—	—	—	6,759	6,759	1,382	8,141
Share-based compensation	—	—	—	46,981	—	—	46,981	8,354	55,335
Subsidiary’s shares under employee incentive plan	—	—	—	—	—	—	—	36,416	36,416
Exercise of RSUs	—	1,652,686	—	—	—	—	—	—	—
Subsidiary’s equity offering (1)	—	—	—	244,629	—	38,395	283,024	644,873	927,897
Acquisition of non-controlling interest’s ownership	—	—	—	—	—	—	—	(1,446)	(1,446)
Proceeds from non-controlling interests	—	—	—	—	—	—	—	5,910	5,910
Distributions to non-controlling interests	—	—	—	—	—	—	—	(3,990)	(3,990)
Change in fair value of available-for-sale debt securities	—	—	—	—	—	(3,487)	(3,487)	—	(3,487)
Change in fair value of interest rate swap	—	—	—	—	—	(1,124)	(1,124)	—	(1,124)
Share of change in fair value of interest rate swap of affiliates	—	—	—	—	—	11,264	11,264	—	11,264
Balance as of December 31, 2023	—	66,158,741	835,543	292,737	1,549,707	(118,744)	2,559,243	1,146,001	3,705,244
Net income (loss)	(132,475)	—	—	—	36,051	—	36,051	18,562	54,613
Foreign currency translation adjustment	—	—	—	—	—	(80,994)	(80,994)	(31,947)	(112,941)
Subsidiary‘s repurchase of its common shares	—	—	—	(55,730)	—	3,824	(51,906)	(27,676)	(79,582)
Subsidiary‘s issuance of redeemable preferred shares (2)	153,374	—	—	330,682	—	(1,812)	328,870	—	328,870
Capital contributions from tax equity investors in subsidiaries	226,935	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	21,404	—	—	21,404	—	21,404
Exercise of RSUs	—	795,893	—	—	—	—	—	—	—
Acquisition of non-controlling interest	—	—	—	1,485	—	—	1,485	(9,569)	(8,084)
Proceeds from non-controlling interests	—	—	—	—	—	—	—	18,707	18,707
Distribution to non-controlling interests	—	—	—	—	—	—	—	(27,609)	(27,609)
Change in fair value of available-for-sale debt securities	—	—	—	—	—	2,223	2,223	—	2,223
Change in fair value of interest rate swap	—	—	—	—	—	(1,569)	(1,569)	—	(1,569)
Share of change in fair value of interest rate swap of affiliates	—	—	—	—	—	693	693	—	693
Balance as of December 31, 2024	247,834	66,954,634	835,543	590,578	1,585,758	(196,379)	2,815,500	1,086,469	3,901,969
Net income (loss)	(122,565)	—	—	—	(104,126)	—	(104,126)	42,928	(61,198)
Foreign currency translation adjustment	—	—	—	—	—	120,777	120,777	20,254	141,031
Subsidiary’s repurchase of its common shares	—	—	—	(52,479)	—	3,144	(49,335)	(20,800)	(70,135)
Capital contributions from tax equity investors in subsidiaries	207,669	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	30,822	—	—	30,822	—	30,822
Exercise of RSUs	—	855,502	—	—	—	—	—	—	—
Acquisition of non-controlling interest’s ownership	—	—	—	—	—	—	—	11,499	11,499
Proceeds from non-controlling interests	—	—	—	—	—	—	—	15,385	15,385
Distribution to non-controlling interests	(6,379)	—	—	—	—	—	—	(20,637)	(20,637)
Change in fair value of available-for-sale debt securities	—	—	—	—	—	363	363	—	363
Change in fair value of interest rate swap	—	—	—	—	—	(3,726)	(3,726)	—	(3,726)
Share of change in fair value of interest rate swap of affiliates	—	—	—	—	—	(2,304)	(2,304)	—	(2,304)
Balance as of December 31, 2025	326,559	67,810,136	835,543	568,921	1,481,632	(78,125)	2,807,971	1,135,098	3,943,069
(1)	2023 IPO of CSI Solar Co., Ltd. See Note 1 for details.
(2)	2024 issuance of redeemable preferred shares by Recurrent Energy B.V. See Note 1 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Solar Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
(U.S. dollars in thousands)	2023	2024	2025
Operating activities:
Net income (loss)	$363,634	$(77,862)	$(183,763)
Adjustments to net income (loss):
Depreciation and amortization	307,040	501,443	555,053
Write-down of inventories	113,079	151,957	74,013
Allowance for credit losses	12,014	39,060	(1,449)
Impairment loss of property, plant and equipment	5,938	65,285	54,015
Impairment loss of project assets	16,239	33,052	60,245
Impairment loss of solar power systems	—	21,400	11,063
Impairment loss of investments in affiliates	—	600	—
Share-based compensation	55,335	21,404	24,412
Deferred taxes	(17,908)	(98,205)	(71,903)
Loss on change in fair value of derivatives, net	27,504	51,400	42,422
Loss (gain) on change in fair value of other financial assets	(12,696)	590	(6,926)
Equity in losses (earnings) of affiliates	(14,610)	12,136	28,875
Non-cash operating lease expenses	18,844	35,893	51,995
Accretion of green bonds and convertible notes	2,145	3,413	4,381
Others	(2,206)	5,109	73,894
Changes in operating assets and liabilities:
Accounts receivable trade	58,985	(221,479)	327,540
Accounts receivable, unbilled	(43,571)	(42,487)	(79,584)
Inventories	182,767	(312,522)	(110,403)
Project assets	(349,830)	(697,813)	(806,191)
Advances to suppliers	54,915	62,461	(86,214)
Accounts payable	13,115	268,207	(216,979)
Short-term notes payable	(590,418)	(221,218)	275,889
Advances from customers	59,383	(184,262)	(44,638)
Prepaid expenses and other current assets	(22,277)	(99,716)	(248,521)
Value added tax recoverable	(5,985)	(65,211)	(19,634)
Net settlement of derivatives	(39,133)	(49,134)	(50,860)
Other payables	169,944	90,841	4,670
Other liabilities	337,055	(104,328)	102,307
Others	(14,687)	(75,338)	(16,450)
Net cash provided by (used in) operating activities	$684,615	$(885,324)	$(252,741)

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Solar Inc.

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,
(U.S. dollars in thousands)	2023	2024	2025
Investing activities:
Purchase of property, plant and equipment and intangible assets	$(1,116,461)	$(1,112,834)	$(962,254)
Purchase of solar power and battery energy storage systems	(408,999)	(757,577)	(429,192)
Investment in affiliates	(113,404)	(28,815)	(62,188)
Acquisition of subsidiaries, net of cash	(9,448)	(10,913)	(14,758)
Investment in bank time deposits and structured deposits	—	(64,650)	(119,494)
Proceeds from disposal of property, plant and equipment and right-of-use assets	—	—	46,582
Proceeds from disposal of solar power systems	—	—	45,506
Others	(23,104)	12,532	(7,692)
Net cash used in investing activities	(1,671,416)	(1,962,257)	(1,503,490)
Financing activities:
Proceeds from short-term borrowings	1,566,240	1,774,846	1,137,040
Repayments of short-term borrowings	(1,603,571)	(1,550,809)	(2,465,557)
Proceeds from long-term borrowings	1,016,931	1,449,754	2,618,354
Net proceeds from issuance of convertible notes and green bonds	121,023	—	193,256
Repayment of convertible notes	—	—	(230,000)
Repayments of finance lease obligations	(39,801)	(72,211)	(48,036)
Proceeds from subsidiary’s issuance of preferred shares	—	482,244	—
Capital contributions from tax equity investors in subsidiaries	—	226,935	207,669
Proceeds from subsidiary’s offering of equity interests	927,897	—	—
Repurchase of shares by subsidiary	—	(79,582)	(70,135)
Distributions to non-controlling interests	(3,990)	(27,609)	(27,016)
Proceeds from sales-leaseback arrangements	91,648	56,057	—
Others	(23,549)	60,146	31,930
Net cash provided by financing activities	2,052,828	2,319,771	1,347,505
Effect of exchange rate changes	(89,098)	(154,601)	85,140
Net increase (decrease) in cash, cash equivalents and restricted cash	976,929	(682,411)	(323,586)
Cash, cash equivalents and restricted cash, beginning of year	1,969,503	2,946,432	2,264,021
Cash, cash equivalents and restricted cash, end of year	$2,946,432	$2,264,021	$1,940,435
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$121,665	$130,964	$170,497
Income taxes paid, net of tax refunds	83,077	113,911	149,713
Supplemental schedule of non-cash activities:
Reclassification of project assets to solar power and battery energy storage systems	119,067	312,773	—
Reclassification of inventories to solar power and battery energy storage systems	46,197	111,525	115,572
Borrowings assumed by third parties in connection with project asset sales	161,709	—	53,509
Property, plant and equipment costs included in other payables	$933,029	$478,573	$226,680

The following table reconciles cash, cash equivalents, and restricted cash on the balance sheets to the amounts shown in the statements of cash flows.

	December 31,	December 31,
(U.S. dollars in thousands)	2024	2025
Cash and cash equivalents	$1,701,487	$1,370,418
Restricted cash — current	551,387	541,705
Restricted cash — non-current	11,147	28,312
Total cash, cash equivalents and restricted cash	$2,264,021	$1,940,435

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Solar Inc.

Notes to Consolidated Financial Statements

All amounts in the Notes to Consolidated Financial Statements are in U.S. dollars in thousands, unless otherwise indicated.

1. Organization and Operations

Canadian Solar Inc. (“CSI”) and its subsidiaries (collectively, the “Company”) is one of the world’s largest solar technology and renewable energy companies, a leading manufacturer of solar photovoltaic modules, a provider of battery energy storage solutions, and a developer of utility-scale solar power and battery energy storage projects. The Company is incorporated under the laws of Ontario, Canada and its shares are listed on NASDAQ under the symbol “CSIQ.”

On December 1, 2025, the Company announced a strategic initiative to resume direct oversight of its U.S. operations. The Company formed a new joint venture with its majority-owned subsidiary, CSI Solar Co., Ltd. (“CSI Solar”), by holding a 75.1% controlling stake in CS PowerTech Inc. (“CS PowerTech”), which operates U.S.-based manufacturing and sales of solar modules, solar cells and advanced energy storage systems.

Following the consummation of this strategic initiative, the Company’s business is organized into two segments:

●	Manufacturing, comprising CS PowerTech, which focuses on manufacturing and sales of solar products, battery energy storage products, and other power technology products for the U.S. market, and CSI Solar, which serves all other global markets; and

●	Recurrent Energy, which focuses on solar power and battery storage project development, asset sales, power services, and electricity revenue from its operating portfolio.

In 2020, the Company initiated the carve-out and initial public listing (“IPO”) of CSI Solar. In June 2023, CSI Solar completed its IPO on the Science and Technology Innovation Board (“STAR Market”) of the Shanghai Stock Exchange, raising net proceeds of RMB 6,628,683,000 ($927,897) after deducting offering expenses of RMB 277,929,000 ($38,995). In April 2024, CSI Solar launched a share repurchase program of RMB 500,000,000 up to RMB 1,000,000,000 ($70,416 up to $140,832) to reserve shares for future share-based awards. In 2025, 45,077,200 shares had been repurchased for RMB 500,608,600 ($71,222), reducing the non-controlling interest to 36.21%. As of December 31, 2025, the Company held 63.79% of the outstanding CSI Solar shares.

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

(b)   Basis of consolidation

The consolidated financial statements include Canadian Solar Inc. and its subsidiaries where it holds a controlling financial interest or is the primary beneficiary of variable interest entities (“VIEs”). A controlling financial interest generally exists when the Company holds a majority voting interest in an entity, and the non-controlling shareholders or partners do not possess substantive participating or redemption rights, nor are there other conditions that would indicate the Company does not have control. Non-controlling interests in consolidated subsidiaries are reported as equity, unless redeemable outside the Company’s control, in which case they are classified as temporary equity. The strategic initiative disclosed in Note 1 is a transaction involving entities under common control.

The Company consolidates VIEs in which it is the primary beneficiary, with both power to direct the day-to-day operating activities that most significantly impact the VIE’s performance and the obligation to absorb losses or receive benefits that could potentially be significant. Consolidated VIEs include tax equity partnerships and similar structures where the Company, through its subsidiaries, acts as the managing member and controls day-to-day operations, silent partnerships and bankruptcy-remote structures used to hold project companies in Japan, where the Company does not hold a majority equity interest but is entitled to substantially all economic benefits and controls key operational decisions through asset management agreements. The obligations of these consolidated VIEs are non - recourse to the Company, except where contractual liquidity support or guarantee exists. Required contributions were made during the years ended December 31, 2024 and 2025 in accordance with the respective operating agreements.

Certain solar power and battery energy storage project companies of Recurrent Energy B.V. in the U.S. have issued Class A membership interests to third-party investors. Under the terms of these tax equity partnership arrangements, the investors are generally entitled to substantially all of the accelerated depreciation tax deductions and investment tax credits (“ITCs”) associated with the projects, together with a portion of the distributable cash, until a specified flip date, after which the majority of economics shift to Recurrent Energy B.V. These interests are redeemable and classified as temporary equity. As a result, the income tax benefit from the ITC and accelerated depreciation is reflected in the Company’s consolidated financial statements through the income and loss allocations to the redeemable non-controlling interests representing the tax equity investors’ share in the consolidated project companies. The allocation of income or loss to these interests is performed using the Hypothetical Liquidation at Book Value (“HLBV”) method. Under HLBV, the income or loss attributable to redeemable non-controlling interests reflects the changes in the amounts that tax equity investors would hypothetically receive upon liquidation of the applicable partnerships at the beginning and end of each reporting period, after considering any capital transactions, such as contributions or distributions, between these project companies and the tax equity investors. The hypothetical liquidation assumptions are periodically reviewed to reflect significant events or changes in circumstances that could affect the distribution or liquidation priorities, including changes in expected flip dates, anticipated tax equity partnership period, or other events that may alter the expected duration and future cash flows of the partnership and its underlying project assets.

Assets and liabilities of consolidated VIEs are disclosed separately if creditors do not have recourse to the Company, except where a financial guarantee exists. See Note 10 for details. As of December 31, 2024 and 2025, the Company guaranteed VIE obligations of $87,436 and $17,763, respectively.

Intercompany balances and transactions are eliminated upon consolidation.

(c)   Use of estimates

Preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and the disclosure of contingent assets and liabilities at the balance sheet date. Significant estimates include revenue recognition (including identification of performance obligations, determination and allocation of transaction price, use of the percentage-of-completion method, and estimates of variable consideration and total costs), allowance for credit losses, inventory valuation, asset impairments and useful lives, provisions for contingent liabilities, warranty accruals, fair value estimates of financial instruments and derivatives, deferred taxes, uncertain tax positions and income or loss allocations using the HLBV method and the redemption value of temporary equity instruments. Actual results may differ from these estimates.

(d)   Cash, cash equivalents and restricted cash

Cash and cash equivalents are stated at cost, which approximates fair value, and includes cash on hand, demand deposits and money market funds that are unrestricted and have original maturities of three months or less when acquired. Restricted cash represents amounts held by banks as security for short-term notes payable, letters of guarantee, letters of credit or bank borrowings. These amounts are unavailable for general use until the related obligations mature or are repaid, at which point the funds become unrestricted.

(e)   Contract assets and liabilities

Accounts receivable, unbilled represents a contract asset for revenue recognized prior to billing the customer. The Company uses a cost-based input method to recognize revenue from turnkey battery energy storage solutions and EPC services when revenue recognition criteria are met. Once billing criteria are satisfied, typically structured around construction milestones, and the right to consideration becomes unconditional, the Company bills the customer and reclassifies the unbilled amount to trade accounts receivable.

Advances from customers, including deposits for inventory purchases, are recorded as contract liabilities and recognized as revenue when the related performance obligations are satisfied.

(f)   Allowance for credit losses

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

To mitigate credit risk, the Company obtains credit insurance for certain trade receivables. An allowance is recorded based on historical collection experience, receivable aging, and other available evidence, regardless of insurance coverage. When a claim is made, a receivable is recorded equal to the expected recovery, up to the specific allowance amount, with a corresponding reduction in general and administrative expenses. Receivables from insurers included in prepaid expenses and other current assets were $6,881 and $18,424 as of December 31, 2024 and 2025, respectively.

(g)   Advances to suppliers

Prepayments to suppliers are recorded as advances. Amounts expected to be utilized within one year are classified as current assets and those expected to be utilized beyond one year are classified as non-current assets.

(h)   Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average method. Inventory costs include direct materials such as high - purity polysilicon, ingots, wafers, silver-based metallic pastes, glass, metal frames, ethylene vinyl acetate, junction boxes, polymer back sheets, lithium iron phosphate battery cells, inverters, trackers, mounting hardware, and grid interconnection equipment. Applicable direct labor, tolling, and overhead costs incurred to bring inventories to their present location and condition are also included.

When indicators suggest that inventory carrying amounts may not be recoverable, such as obsolescence, damage, declining market prices, and reduced demand forecasts, the Company records inventory write-downs to net realizable value.

(i)   Project assets

Project assets primarily consist of capitalized development and construction costs for solar power and battery energy storage assets intended for sale. These costs include pipeline and land acquisition, permitting, consulting, legal, grid and network connection, civil works, and equipment installation (including solar modules, lithium battery energy storage systems, inverters, energy stations, and power plant controllers), as well as interest, amortized deferred financing costs and capitalized indirect project costs.

Solar power and battery energy storage projects are classified as project assets unless the Company intends to retain and operate them to generate electricity or storage revenue, in which case they are classified as solar power and battery energy storage systems. In accordance with ASC 970, expenditures incurred during development phase are capitalized. These expenditures are classified as operating or investing activities in the consolidated statement of cash flows, depending on whether the assets are held for sale or for use. Project assets are typically held in separate legal entities or VIEs, referred to as “project companies,” and are consolidated in accordance with Note 2(b). Project assets are generally classified as non-current assets unless their sale is expected within one year, in which case they are presented as current.

Impairment testing is performed when events or changes in circumstances indicate carrying amounts may not be recoverable. A fully developed or constructed project is considered recoverable if it is expected to be sold for a profit. Otherwise, recoverability is assessed by comparing the anticipated net selling price to the carrying amount. Impairments are generally recorded if changes in environmental, regulatory, interconnection, capital cost, or market conditions adversely affect recoverability. Impairments are recognized within cost of revenues in the consolidated statements of operations.

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

(j)   Business combination

Business combinations are accounted for using the acquisition method. Assets and liabilities assumed are recorded at their fair value as of the acquisition date. Any excess of the purchase consideration over the fair value of the net assets, including identifiable intangible assets, is recorded as goodwill. Acquisition-related costs not included in the purchase price, including legal, accounting, and other professional fees, and integration costs, are expensed as incurred within general and administrative expenses. Adjustments to provisional amounts are recognized as additional information becomes available regarding facts and circumstances that existed as of acquisition date. The measurement period ends when the Company obtains sufficient information to finalize fair value measurements, but no later than one year from the acquisition date. In 2025, the Company completed acquisitions that were not individually or in the aggregate material to its consolidated financial position, results of operations or cash flows.

(k)   Asset acquisitions

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

(l)   Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation. Cost comprises the purchase price and any directly attributable costs, including interest capitalized during the period in which the asset is brought to the condition and location for its intended use. Costs incurred in constructing new facilities, including progress payments and related expenditures, are capitalized and transferred to property, plant and equipment upon completion. Repair and maintenance costs are expensed as incurred.

Depreciation commences when the asset is placed into service. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Buildings are depreciated over 10 to 20 years. Leasehold improvements are depreciated over the shorter of the lease term or their estimated useful lives. Machinery and equipment are depreciated over 5 to 10 years. Furniture, fixtures, office equipment and motor vehicles are depreciated over 5 years. If property, plant and equipment placed into service are temporarily idled, the Company continues to record depreciation during the idle period. The estimated useful life of idled assets is reassessed and adjusted as necessary to reflect changes in expected usage.

(m)  Solar power and battery energy storage systems

Solar power and battery energy storage systems comprise utility-scale facilities that the Company intends to hold for use. These systems are stated at cost, less accumulated depreciation. Cost comprises direct expenditures incurred during various stages of development prior to the commencement of operations. For self-developed solar power or battery energy storage systems, capitalized costs include expenditures related to power purchase agreements (“PPA”) or battery tolling agreements, application for performance-based energy incentives, permits, construction and equipment costs, land acquisition, capitalized interest, and other associated development costs. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are expensed as incurred. Upon retirement or disposal of a solar power and battery energy storage system, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded in the results of operations.

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

(o)   Land use rights

Land use rights are accounted for as operating leases in accordance with ASC 842. Amounts paid for land use rights are recorded as operating lease right-of-use (“ROU”) assets on the balance sheets. These amounts are expensed on a straight-line basis over the relevant periods, which are generally 50 years.

(p)   Investments in affiliates

Investments in affiliates are accounted for using the equity method. Investments are initially recorded at historical cost and subsequently adjusted for the Company’s share of the investee’s profits or losses and other required equity method adjustments. Dividends received are recorded as reductions in the carrying amount of the investments. The portion of earnings considered as a return on capital is recognized accordingly, while any excess is treated as a return of capital.

Investments are evaluated for impairment when events or changes in circumstances indicate that the fair value may be less than the carrying amount. An impairment is recognized when the decline in fair value is determined to be other than temporary. In assessing whether a loss is other than temporary, the Company considers several factors, including the nature of the investment, the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the investee, and the Company’s ability to hold the investment for a sufficient period to allow for recovery. For the years ended December 31, 2023, 2024 and 2025, the Company did not record any material impairment charges on its investments in affiliates.

(q)   Impairment of long-lived assets

Long-lived assets, including property, plant and equipment, non-current project assets, solar power and battery energy storage systems, and intangible assets, are reviewed for impairment whenever indicators of impairment are identified. For impairment testing, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent. When indicators of impairment exist, the Company compares the asset group’s carrying amount to the sum of expected undiscounted future cash flows, including the estimated disposal value. If the sum of those cash flows is less than the carrying amount, the asset group is considered not recoverable, and the excess of carrying value over fair value is recognized as an impairment loss. Fair value is generally determined using quoted market prices, if available, or discounted cash flow analysis. The assessment also considers changes in asset group utilization, including temporarily idled capacity, the expected timing of placing this capacity back into production, capital investments, inflation, the terms of new or anticipated PPAs, eligibility for tax incentives, and long-term electricity and power price forecasts.

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

(s)   Short-term notes payable

In certain jurisdiction, the Company enters into arrangements with banks whereby the banks issue notes to the Company’s materials and equipment vendors, effectively extending the payment terms of the related accounts payable. Vendors may present these notes to a bank, including the issuing bank, prior to the stated maturity date, generally at a discount to face value. The Company is typically required to maintain restricted cash deposits with the issuing banks, which are used to immediately repay the bank upon settlement of the notes. Given that the purpose of these arrangements is to extend the payment terms to suppliers, the Company records such amounts as short-term notes payable. Because the bank settlements are immediately repaid using the Company’s restricted cash and other deposits held at the same banks, the notes payable do not represent cash borrowings. As of December 31, 2024 and 2025, short-term notes payable totaled $637,512 and $939,549, respectively.

(t)   Assets retirement obligation

In certain jurisdictions or under specific land lease agreements, the Company is required to remove its solar power and battery energy storage systems upon decommissioning. A liability for asset retirement obligation (“ARO”) is recognized at fair value in the period the obligation is incurred and can be reasonably estimated. The corresponding asset retirement cost is capitalized as part of the related long-lived asset. The liability is accreted over time to its expected future value, and the capitalized cost is depreciated over the asset’s useful life, or over the lease term if shorter. Upon settlement of the obligation, the liability is derecognized, and any difference between recorded amount and actual costs incurred is recognized as a gain or loss. ARO liabilities included in solar power and battery energy storage systems were $5,811 and $6,489 as of December 31, 2024 and 2025, respectively.

(u)   Leases

The Company determines whether an arrangement contains a lease at inception based on the applicable facts and circumstances. Operating leases are recorded as right-of-use (“ROU”) assets and operating lease liabilities, while finance leases are included in property, plant and equipment and corresponding liabilities on the balance sheets. ROU assets represent the right to use an underlying asset for the lease term, while lease liabilities represent the obligation to make future lease payments. ROU assets and lease liabilities are measured as the present value of lease payments not yet paid, discounted using the rate implicit in the lease, if readily determinable. If the implicit rate is not readily available, the Company uses its incremental borrowing rate, based on information available at lease commencement. Lease payments exclude variable components, which are expensed when incurred. Operating lease ROU assets include lease prepayments, initial direct costs, and deferred rent, if applicable, and exclude lease incentives. Lease option to extend or terminate is included in the lease term only when it is reasonably certain the option will be exercised. Lease expenses for operating leases are recognized on a straight-line basis over the lease term. For finance leases, asset amortization is recognized over the shorter of the lease term or useful life within depreciation expense, and interest, including variable payments, is recognized in interest expense, in the consolidated statements of operations.

For sales-type leases related to battery energy storage systems, the book value of the leased assets is removed from the balance sheet and a net investment in sales-type lease is recognized at lease commencement. The net investment represents the present value of fixed payments under the tolling agreement and the estimated unguaranteed residual value of the battery energy storage systems at the end of the lease term, discounted using the rate implicit in the lease. The estimated unguaranteed residual value represents the estimated fair value of the battery energy storage systems at the end of the lease. The Company estimates the residual value of the battery energy storage systems by obtaining forward-looking product information such as expected technological performance and planned augmentation of battery storage capacity over the operating life. The net investment in sales-type lease is included in current and non-current other assets on the balance sheets. Interest income on the net investment in sales-type lease is recognized over the lease term in a manner that produces a constant rate of return on the net investment in the sales-type lease.

Short-term leases with initial terms of 12 months or less and no extension or purchase option reasonably certain to be exercised are not recorded on the balance sheets, and instead related lease payments are recognized on a straight-line basis over the lease term. Lease liabilities due within one year are classified as current liabilities. The Company’s leases do not include material residual value guarantees or restrictive covenants.

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

(v)  Contingencies

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

Revenue from the delivery of turnkey battery energy storage solutions and EPC services is recognized over time based on estimated progress toward completion using a cost-based input method. Customer advances received for these solutions are recorded as deferred revenue on the balance sheets and subsequently recognized as revenue over time, based on the estimated progress to completion.

In applying the cost-based input method of revenue recognition, the Company measures progress towards contract completion based on actual costs incurred relative to total estimated contract costs. This method requires the Company to make significant estimates and judgments of total contract revenues and costs, including the impact of performance incentives, liquidated damages, and other variable payments. If at any point estimated total contract costs exceed total estimated revenues, the full amount of the expected loss is recognized immediately in the period the loss becomes known. Revisions to estimates of revenues or costs, including changes in contract scope or performance expectations, are recognized in the period in which the revisions are identified and are reflected as cumulative adjustments to revenue. For contracts that include variable consideration, the Company estimates the amount of consideration it expects to receive using either the most likely amount method or the expected value method, depending on which approach better predicts the amount of consideration to which it will be entitled. Variable consideration is included in the transaction price to the extent that it is probable that a significant reversal of revenue will not occur. The contracts do not contain significant financing component.

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

Solar power and battery energy storage asset sales

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

Electricity and battery energy storage operations

Revenue from electricity and battery energy storage operations is primarily generated from long-term PPAs, virtual power purchase agreements (“VPPAs”), tolling agreements, and performance-based energy incentives. Under PPAs, revenue is recognized when electricity is generated and delivered to the grid at the contractually stated prices. Performance-based energy incentives are recognized when conditions are met and collection is reasonably assured. For the years ended December 31, 2023, 2024 and 2025, the Company recognized $2,772, $2,542 and $2,010, respectively, from such incentives.

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

The Company’s electricity revenue was as follows:

	Years Ended December 31,
	2023	2024	2025
Electricity revenue by segment:
Manufacturing	$3,273	$5,697	$12,869
Recurrent Energy	44,842	83,473	124,762
Total	$48,115	$89,170	$137,631

Certain PPAs are accounted for as operating leases, with revenue recognized as contingent rental revenue upon electricity delivery. Such revenue under ASC 842 totaled $4,434, $3,987 and $3,619 for the years ended December 31, 2023, 2024 and 2025, respectively. The remaining amounts of $43,681, $85,183 and $134,012 for the same periods, including performance-based energy incentives, was recognized in accordance with ASC 606. No finance lease revenue was recognized during these periods. The Company’s fixed-priced VPPAs are financially settled on a monthly basis. The Company concluded that its VPPA contracts do not meet the definition of a derivative under ASC 815, as they do not contain a notional amount.

Disaggregation of Revenue

Revenue from contracts with customers for the years ended December 31, 2023, 2024 and 2025 is disaggregated by timing of revenue recognition and segment. See Note 21 for additional details of revenues by product or service, and geographic location.

The following table presents revenue recognized at a point in time or over time:

	Years Ended December 31,
	2023	2024	2025
Manufacturing:
Revenue recognized at a point in time	$6,767,156	$4,810,787	$3,872,848
Revenue recognized over time	348,817	864,590	1,327,924

Recurrent Energy:
Revenue recognized at a point in time	399,826	156,746	175,987
Revenue recognized over time	97,827	161,286	218,348
Total	$7,613,626	$5,993,409	$5,595,107

For the years ended December 31, 2024 and 2025, $645,727 and $412,961 of revenue, respectively, were recognized from contract liabilities outstanding as of January 1, 2024 and 2025. Contract liabilities of $456,108 as of December 31, 2025 are expected to be recognized within one year.

The contract assets and liabilities were as follows:

	December 31,	December 31,
	2024	2025
Contract Assets
Accounts receivable, unbilled	$142,603	$228,393

Contract Liabilities
Advances from customers	204,826	162,586
Other current liabilities	212,452	293,522
Other non-current liabilities	41,337	18,627
Total	$458,615	$474,735

As of December 31, 2024 and 2025, current advances from customers totaled $204,826 and $162,586, respectively, and non-current advances totaled $41,337 and $18,627, respectively. These amounts are classified as current or non-current liabilities based on the expected timing of performance.

The Company applies the portfolio approach as a practical expedient for contracts or performance obligations with similar characteristics. The Company does not expect that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would differ materially from applying the guidance to the individual contracts or performance obligations within that portfolio. The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract. When revenue is recognized for a performance obligation that includes such immaterial items before they are transferred to the customer, the related costs to transfer those items are accrued. The Company does not disclose the value of remaining performance obligations for contracts with an original expected duration of one year or less, and contracts where revenue is recognized in the amount to which the Company has a right to invoice. Revenue recognized in years ended December 31, 2023, 2024 and 2025 from performance obligations satisfied in prior periods were insignificant. Incremental costs of obtaining a contract are generally expensed in operating expense as incurred because the amortization period would be less than one year. Costs associated with contracts exceeding one year are not material.

(y)   Shipping and handling

Amounts billed to customers for shipping and handling are included in net revenues. Related costs are generally included in selling and distribution expenses, and totaled $237,947, $330,909 and $233,039 for the years ended December 31, 2023, 2024 and 2025, respectively.

(z) Research and development

Research and development costs, including design, development, testing and product enhancements, are expensed when incurred.

(aa) Other operating income, net

Other operating income, net primarily includes gains and losses on the disposal of property, plant and equipment, solar power and battery energy storage systems, and government grants. For the years ended December 31, 2023, 2024 and 2025, the Company recorded net gains of $5,342, net loss of $896 and net loss of $5,213, respectively, on the disposal of property, plant and equipment.

Government grants include both unrestricted and restricted grants and subsidies. Unrestricted grants, which provide the Company with full discretion over the use of funds, are recognized when it is probable that all the conditions stipulated by governments, generally related to operating a business within a government’s jurisdiction and complying with specific policies promoted by the governments, have been satisfied. Restricted grants related to ROU assets, property, plants and equipment, and certain projects are recorded as deferred subsidies within other non-current liabilities and are amortized on a straight-line basis over the useful life of the related assets. In most cases, the conditions attached to such grants pertain to specific performance or time-based requirements, such as the construction or acquisition of property, plant and equipment, achievement of business development milestones, technological innovation, or human capital development. These conditions may be subject to review, audit and approval by the government authorities and, therefore, the actual amounts realized may differ from the amounts initially recorded. As of December 31, 2025, deferred government grants included in other non-current liabilities amounted to $150,119. The Company qualifies for refundable or transferable tax credits under Section 45X of the Internal Revenue Code for eligible solar modules and components manufactured in the United States and sold to third parties. These credits are treated as income-based grants and recognized as reduction to cost of revenues related to the activities that generated the benefit, when there is reasonable assurance that the Company will comply with the eligibility criteria and receive the credits, and are excluded from income taxes.

(ab) Product warranties and performance guarantees

The Company provides warranties and performance guarantees on its solar products, battery energy storage products, and EPC services. For its solar modules, the Company offers a defects in materials and workmanship warranty of up to 25 years and a performance guarantee against power degradation for periods of up to 30 years, depending on the module type and warranty terms.

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

The Company maintains insurance policies with a group of insurers to back up a portion of its warranty obligations. Under these policies, the insurers are obliged, subject to certain maximum claim limits and deductibles, to reimburse the Company for actual warranty costs incurred in accordance with the terms of its product warranties. Insurance premiums are recorded as prepaid expenses and amortized over the coverage period. The Company considers insured losses related to defective products shipped to customers as analogous to incurred but not reported claims. Accordingly, the Company recognizes an insurance receivable for the portion of incurred warranty losses that are probable of recovery, not to exceed the warranty costs, in accordance with ASC 410. As of December 31, 2024 and 2025, non-current insurance receivables were $56,000 and $47,203, respectively. Insurance receivable is evaluated for recoverability based on insurer credit quality, insurance policy terms, and written communications of claim acceptance. There can be no absolute assurance that the Company will collect all amounts recorded as probable of recovery from the insurers. To the extent that uncertainties arise regarding the solvency of insurance carriers or the legal sufficiency of claims (including if they became subject to litigation) were to arise, the Company will establish a provision for uncollectible amounts based on specific facts and circumstances, and the measurement of expected credit losses. Actual insurance recoveries could differ significantly from amounts currently estimated.

Warranty obligation and insurance receivables are presented gross on the balance sheets. The insurance receivable is classified as a non-current asset to the extent it aligns with the long-term nature of the related warranty obligation, with the portion expected to be collected within one year presented as a current receivable. The Company made upward adjustments of $32,019 to its accrued warranty liability for the year ended December 31, 2025 to reflect the net effect of an increase in average selling prices of solar modules and an increase in shipment volumes, which are two primary inputs into the estimated warranty costs. See Note 14 for accrued warranty costs included in cost of revenues.

(ac) Foreign currency translation

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

(ad) Comprehensive income (loss)

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

(ae) Derivatives and foreign currency risk

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

(af) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily include cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers, and amounts due from related parties. All of the Company’s cash and cash equivalents are held with financial institutions of high credit quality. The Company performs credit evaluations of its customers and generally does not require collateral. An allowance for credit losses is recorded based on the age of receivables and specific credit factors. Advances to suppliers, primarily for raw materials and manufacturing equipment, are generally unsecured. The Company conducts ongoing evaluations of suppliers’ financial conditions and maintains a reserve for potential credit losses, which historically have been within expectations. As of December 31, 2025, the Company made prepayments to one individual supplier, which represented more than 10% of total advances to suppliers, in the amount of $40,581. As of December 31, 2024, three individual suppliers accounted for more than 10% of total advances to suppliers.

(ag) Fair value of financial instruments

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

(ah) Earnings per share

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

(ai) Share-based compensation

The Company may grant restricted share units (“RSUs”) and share options to employees and directors. Awards with time-based vesting conditions are measured at grant date fair value and recognized as compensation expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For awards with both time-based and performance-based vesting conditions, compensation expense is recognized when it becomes probable that the performance condition will be met. The fair value of awards with performance conditions does not reflect the likelihood of achieving the performance condition and is recognized in accordance with ASC 718. Share-based compensation expense is allocated to cost of revenues, selling and distribution, general and administrative, and research and development expenses, based on the job function of the grantee.

(aj) Recently issued accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced disaggregation in the income tax rate reconciliation and additional disclosures by nature and jurisdiction for reconciling items exceeding a quantitative threshold. On January 1, 2025, the Company adopted the new standard. ASU No. 2023-09 affects financial statement disclosure in 2025, and its adoption did not affect the Company’s consolidated results of operations or financial condition.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements, which removes various references to concepts statements from the FASB Accounting Standards Codification. The new standard is effective for fiscal years beginning January 1, 2025, and its adoption did not have a material impact to the Company’s consolidated financial statements.

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers, to assume that conditions as of the balance sheet date remain unchanged for the remaining life of those assets. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The new standard is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Improvements to the Accounting for and Disclosure of Internal-Use Software, which amends certain aspects of the accounting for and disclosure of software costs. The new standard is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the updated standard on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which clarify certain aspects of the guidance on hedge accounting and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. The new standard is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarify interim disclosure requirements and the applicability of Topic 270. The new standard is effective for fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

3. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses comprises allowances for accounts receivable-trade, advances to suppliers, warranty insurance receivable, and other receivables. Warranty insurance receivable is presented within other non-current assets and other receivables are included in prepaid expenses and other current assets.

The following tables summarize the gross balances, allowance for credit losses, and net carrying amounts:

	December 31,	December 31,
	2024	2025
Accounts receivable trade, gross	$1,194,913	$912,302
Allowance for credit losses	(76,144)	(82,345)
Accounts receivable trade, net	$1,118,769	$829,957

	December 31,	December 31,
	2024	2025
Advances to suppliers, gross	$244,703	$323,850
Allowance for credit losses	(2,141)	(1,461)
Advances to suppliers, net	$242,562	$322,389

	December 31,	December 31,
	2024	2025
Warranty insurance receivable, gross	$79,923	$61,276
Allowance for credit losses	(23,923)	(14,073)
Warranty insurance receivable, net	$56,000	$47,203

	December 31,	December 31,
	2024	2025
Other receivable, gross	$184,139	$326,766
Allowance for credit losses	(13,901)	(18,063)
Other receivable, net	$170,238	$308,703

Changes in the allowance for credit losses were as follows:

		Advances to
		Suppliers,
		Warranty Insurance
	Accounts Receivable	Receivable and
	Trade	Other Receivables
Balance as of December 31, 2022	$49,930	$11,374
Provision for credit losses, net	7,381	4,633
Write-offs	(2,073)	(242)
Foreign exchange effect	1,564	(163)
Balance as of December 31, 2023	56,802	15,602
Provision for credit losses, net	14,289	24,771
Write-offs	(647)	—
Foreign exchange effect	5,700	(408)
Balance as of December 31, 2024	76,144	39,965
Provision for credit losses, net	(6,797)	5,348
Write-offs	(1,560)	(12,151)
Foreign exchange effect	14,558	435
Balance as of December 31, 2025	$82,345	$33,597

4. INVENTORIES

Inventories consist of the following:

	December 31,	December 31,
	2024	2025
Raw materials	$233,034	$273,048
Work-in-process	157,290	80,296
Finished goods	816,271	780,195
Total	$1,206,595	$1,133,539

The Company recorded inventory write- downs of $113,079, $151,957 and $74,013 in the year ended December 31, 2023, 2024 and 2025, respectively, to reflect lower of cost and net realizable value.

5. PROJECT ASSETS

Project assets consist of the following:

	December 31,	December 31,
	2024	2025
Development costs, including acquisition and land	$907,526	$1,286,434
EPC and other construction costs	376,736	744,321
	1,284,262	2,030,755
Current portion	$394,376	$549,269
Non-current portion	889,886	1,481,486

The Company recorded impairment losses of $16,239, $33,052 and $60,245 on project assets for the years ended December 31, 2023, 2024 and 2025, respectively. Capitalized interest during development and construction was $27,676, $38,456 and $64,201 for the same periods, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net were as follows:

	December 31,	December 31,
	2024	2025
Buildings	$967,761	$981,598
Leasehold improvements	188,780	208,240
Machinery and equipment	2,497,250	2,642,634
Furniture, fixtures and office equipment	192,081	153,955
Motor vehicles	15,678	18,290
Freehold land	56,234	77,212
Total costs	3,917,784	4,081,929
Accumulated depreciation	(1,322,347)	(1,769,545)
Subtotal	2,595,437	2,312,384
Construction in progress	579,206	1,063,651
Property, plant and equipment, net	$3,174,643	$3,376,035

Depreciation expense was $287,130, $462,254 and $493,948 for the years ended December 31, 2023, 2024 and 2025, respectively. Construction in progress primarily includes production facilities under construction and machinery and equipment pending installation. Capitalized interest during construction was $3,246, $168 and $10,836 for the same periods, respectively.

7. SOLAR POWER AND BATTERY ENERGY STORAGE SYSTEMS, NET

Solar power and battery energy storage systems, net consist of the following:

	December 31,	December 31,
	2024	2025
Systems in operation	$1,270,389	$1,490,144
Systems under construction	762,523	671,470
Total costs	2,032,912	2,161,614
Accumulated depreciation	(55,973)	(96,116)
Solar power and battery energy storage systems, net	$1,976,939	$2,065,498

The Company reclassified $119,067, $312,773 and nil, from project assets to solar power and battery energy storage systems during the years ended December 31, 2023, 2024 and 2025, respectively, reflecting a change in intent to hold and operate these assets to generate electricity or storage revenue.

The Company recorded impairment losses on solar power systems of nil, $21,400 and $11,063 for the years ended December 31, 2023, 2024 and 2025, respectively. Depreciation expense was $14,266, $28,900 and $50,362 for the same periods, respectively. Capitalized interest during development and construction was $33,097, $70,487 and $42,812 for the same periods, respectively.

8. INTANGIBLE ASSETS, NET

The components of intangible assets, net were as follows:

	Gross
	Carrying	Accumulated
December 31, 2025	Value	Amortization	Net
Computer software	$62,754	$(37,373)	$25,381
Customer-related intangible assets	5,704	(2,253)	3,451
Trademark	4,156	(1,007)	3,149
Intangible assets, net	$72,614	$(40,633)	$31,981

	Gross
	Carrying	Accumulated
December 31, 2024	Value	Amortization	Net
Computer software	$52,279	$(29,148)	$23,131
Customer-related intangible assets	5,704	(1,402)	4,302
Trademark	4,150	(557)	3,593
Intangible assets, net	$62,133	$(31,107)	$31,026

Amortization expense was $3,793, $7,993 and $8,284, for the years ended December 31, 2023, 2024 and 2025, respectively. Estimated future amortization expense for the years ending December 31, 2026 through 2030 and thereafter is approximately $9,025, $8,328, $4,253, $1,501, $940 and $4,866, respectively.

9. FAIR VALUE MEASUREMENT

The Company measures its financial assets and liabilities at fair value using a three-level hierarchy that prioritizes inputs to valuation techniques based on observability. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and incorporates adjustment for counterparty credit quality, the Company’s credit, liquidity, and when applicable, risk margins on unobservable inputs.

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

In 2024 and 2025, the Company entered into interest rate swaps to hedge floating-rate debt and to mitigate interest rate volatility. Fair value of interest rate swaps was also based on observable market data and classified as Level 2. Unrealized gains and losses on interest rate swaps that qualified as cash flow hedges were recorded in other comprehensive income (loss).

The fair value of derivative instruments and their impact on the consolidated financial statements were as follows:

	Fair Value of Derivative Assets
	December 31, 2024		December 31, 2025
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange forward contracts	Derivative assets — current	$14,025	Derivative assets — current	$15,002
Interest rate swaps	Other non-current assets	3,543	Other non-current assets	1,732
	Total	$17,568	Total	$16,734

	Fair Value of Derivative Liabilities
	December 31, 2024		December 31, 2025
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange forward contracts	Derivative liabilities — current	$13,738	Derivative liabilities — current	$6,179
Interest rate swaps	Other non-current liabilities	6,063	Other non-current liabilities	9,654
	Total	$19,801	Total	$15,833

		Amount of Gain (Loss)
		Recognized in Statements
		of Operations
	Location in	Years Ended December 31,
	Statements of Operations	2023	2024	2025
Foreign exchange forward contracts	Gain (loss) on change in fair value of derivatives, net	$(38,241)	$(51,406)	$(42,437)
Foreign exchange option contracts	Gain (loss) on change in fair value of derivatives, net	10,712	6	15
Commodity hedge	Gain (loss) on change in fair value of derivatives, net	25	—	—
	Total	$(27,504)	$(51,400)	$(42,422)

Equity securities

The Company held equity securities listed on various stock exchanges, measured at fair value of $18,289 and $12,959 as of December 31, 2024 and 2025, respectively, and included in prepaid expenses and other current assets. Fair value losses of $2,826, $616 and $856 were recognized in investment income, net, for the years ended December 31, 2023, 2024 and 2025, respectively. Fair value was determined using quoted market prices on their respective stock exchanges and classified as Level 1.

The Company invested in unlisted equity investments, included in other non-current assets, that were carried at fair value of $21,034 and $33,674 as of December 31, 2024 and 2025, respectively. Unrealized gain of $1,515 and $2,733 were recognized in investment income, net, for the years ended December 31, 2024 and 2025, respectively. Valuations were based on unobservable market inputs and the Company’s own assumptions that were consistent with those of market participants and classified as Level 3.

Debt securities

The Company held available-for-sale debt securities, measured at $10,723 and $nil as of December 31, 2024 and 2025, respectively, and included in prepaid expenses and other current assets. The Company had bank time deposits and structured deposits with original maturity exceeding three months, measured at $64,650 and $241,698 as of December 31, 2024 and 2025, respectively, included in prepaid expenses and other current assets. Related gains or losses, recorded in investment income were insignificant for the years ended December 31, 2024 and 2025. Fair value was determined based on quoted pricing of similar debt securities and classified as Level 2.

Other fair value measurements

The Company recognized property, plant and equipment impairments of $5,938, $65,285 and $54,015 in the manufacturing segment for the years ended December 31, 2023, 2024 and 2025, respectively. The Company recognized solar power systems impairments of nil, $21,400 and $11,063 in the Recurrent Energy segment for the years ended December 31, 2023, 2024 and 2025, respectively. Fair value was measured using unobservable inputs, including indicative offers from unrelated third-parties, and classified as Level 3. Impairments were recorded in general and administrative expenses. Project asset impairments of $16,239, $33,052 and $60,245 were recorded as cost of revenues in the Recurrent Energy segment for the years ended December 31, 2023, 2024 and 2025, respectively. Fair value was measured using unobservable inputs, including indicative pricing or valuation reports from unrelated third parties, and classified as Level 3.

The Company also holds certain financial instruments that are not recorded at fair value, but whose fair values are required to be disclosed. The carrying amount of cash and cash equivalents, restricted cash, trade and other receivables, account and other payables, short-term notes payable, related party balances, current portion of customer advances, and short-term borrowings approximate fair value due to short maturities. Long-term borrowings totaled $2,731,543 and $3,621,232 as of December 31, 2024 and 2025, respectively, and approximate fair value since most of the borrowings contain variable interest rates. The carrying values of green bonds and convertible notes were $375,459 and $348,465 as of December 31, 2024 and 2025, respectively, and approximate fair value. Fair value of these instruments was determined using discounted cash flow, incorporating market-based inputs, and classified as Level 2.

10. VARIABLE INTEREST ENTITIES

The Company did not retain ownership interests or control in any non-consolidated VIEs.

As of December 31, 2024 and 2025, the carrying amounts of the major assets and liabilities of consolidated VIEs, excluding immaterial line items and intercompany balances elimination in consolidation, included in the balance sheets were as follows:

	December 31,	December 31,
	2024	2025
Cash	$79,220	$17,737
Project assets	150,919	306,795
Property, plant and equipment, net	314,319	374,043
Solar power and battery energy storage systems, net	718,585	320,339
Other assets	90,139	536,407
Total assets	$1,353,182	$1,555,321

Short-term borrowings	$85,531	$37,341
Long-term borrowings	495,477	639,545
Other liabilities	241,793	265,987
Total liabilities	$822,801	$942,873

Redeemable non-controlling interests	$62,650	$173,184

Net income attributable to consolidated VIEs was insignificant to the Company’s consolidated financial statements for the years ended December 31, 2023, 2024 and 2025.

Cash flow activity attributable to consolidated VIEs were insignificant to the consolidated financial statements for the years ended December 31, 2023 and 2024. Cash flow activities attributable to consolidated VIEs for the years ended December 31, 2024 and 2025 were $159,926 and $68,829 used in operating activities, $634,608 and $54,697 used in investing activities, and $752,825 and $69,278 provided by financing activities, including $226,935 and $207,669 capital contributions from tax equity investors.

11. INVESTMENTS IN AFFILIATES

Investments in affiliates consist of the following:

	December 31,		December 31,
	2024		2025
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
Lingang Frontier (Yangzhou) CSI New Energy Investment Fund, LP	$54,254	44.9%	$74,789	39.2%
Suzhou Financial Leasing Co., Ltd.	32,578	3.0	36,649	3.0
RE Crimson Holdings LLC	25,230	20	22,142	20
Panati Holding S.A.	21,199	30	19,372	30
Canadian Solar Infrastructure Fund, Inc.	17,078	14.9	18,479	14.5
Evacuación Tordesillas 400KV, Sociedad Limitada	3,373	46.2	18,072	46.2
Lavras Solar Holding S.A.	12,296	20	13,154	20
Tordesillas Renovables, S.L.	1,215	33.4	13,123	33.4
Marangatu Holding S.A.	19,640	30	5,966	30
Others	46,117	1.8-49%	67,855	1.8-49%
Total	$232,980		$289,601

In 2023, CSI Solar established Lingang Frontier (Yangzhou) CSI New Energy Investment Fund, LP. In 2015, CSI Solar jointly established Suzhou Financial Leasing Co., Ltd. One of its five board members is designated by CSI Solar. These investments are accounted for under the equity method due to CSI Solar’s significant influence over the investees. Following the fund raising, ownership interest declined from 44.9% to 39.2%. The effective ownership interests in these entities are presented in the table above.

In 2022, the majority interests in Marangatu Holding S.A. (“Marangatu”) and Panati Holding S.A. (“Panati”) were sold to unrelated third parties. The Company retained significant influence over Marangatu and Panati and continued to account for the investment under the equity method.

In 2017, Canadian Solar Infrastructure Fund, Inc. (“CSIF”) completed its IPO. As of December 31, 2024 and 2025, the Company held 65,672 units and 63,932 units in CSIF, respectively. One of three board members represents the Company. Given CSIF’s board structure and voting requirements, the Company is considered to have significant influence over the investee and applies the equity method.

Equity in earnings of affiliates was $14,610 for the year ended December 31, 2023, equity in losses of affiliates were $12,136 and $28,875 for the years ended December 31, 2024 and 2025, respectively.

12. LEASES

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

The leases considered as ROU assets have various terms of up to 50 years. The Company also has certain leases with terms of 12 months or less, which are not recorded on the balance sheets.

The components of lease expense were as follows:

	Years Ended December 31,
	2024	2025
Finance lease cost:
Amortization of finance lease ROU assets	$75,189	$13,410
Interest on finance lease liabilities	8,986	8,713
Operating fixed lease cost	24,992	38,083
Short-term lease cost	467	1,508
Total lease expense	$109,634	$61,714

Supplemental balance sheet information for leases is presented below:

		December 31,	December 31,
	Balance Sheet Location	2024	2025
Assets:
Operating lease ROU assets	Right-of-use assets	$280,420	$343,139
Land use rights, net	Right-of use assets	98,128	98,152
Total operating lease ROU assets		378,548	441,291

Finance lease ROU assets	Property, plant and equipment, net	178,151	159,192
Total finance lease ROU assets		$178,151	$159,192

Liabilities:
Operating lease	Operating lease liabilities – current	$21,327	$26,783
Operating lease	Operating lease liabilities – non-current	271,849	354,508
Total operating lease liabilities		$293,176	$381,291

Finance lease	Other current liabilities	$54,287	$30,791
Finance lease	Other non-current liabilities	132,106	110,729
Total finance lease liabilities		$186,393	$141,520

Other supplemental information related to leases is presented below:

	Years Ended December 31,
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows for finance leases	$(8,986)	$(8,713)
Operating cash outflows for operating leases	(15,032)	(14,012)
Financing cash outflows for finance leases	(72,211)	(48,036)
ROU assets obtained in exchange for new finance lease liabilities in non-cash transaction	89,787	—
ROU assets obtained in exchange for new operating lease liabilities in non-cash transaction	184,481	122,368
ROU assets disposed through early termination of operating leases in non-cash transaction	$(954)	$(7,655)

	December 31,	December 31,
	2024	2025
Weighted average remaining lease term - finance leases (in years)	6.8	6.8
Weighted average remaining lease term - operating leases (in years)	15.5	15.8
Weighted average discount rate - finance lease	5.3%	5.6%
Weighted average discount rate - operating lease	5.0%	4.2%

As of December 31, 2025, maturities of operating and finance lease liabilities were as follows:

	Operating	Finance	Total
	Leases	Leases	Leases
Year Ending December 31,
2026	$34,699	$36,758	$71,457
2027	34,064	26,504	60,568
2028	36,609	25,287	61,896
2029	39,614	24,061	63,675
2030	40,993	13,566	54,559
Thereafter	395,073	37,558	432,631
Total lease payments	581,052	163,734	744,786
Less: imputed interest	199,761	22,214	221,975
Present value of lease liabilities	$381,291	$141,520	$522,811

Analysis as:
Short-term	$26,783	$30,791	$57,574
Long-term	354,508	110,729	465,237
Total lease liabilities	$381,291	$141,520	$522,811

13. BORROWINGS

Borrowings consist of the following:

	December 31,	December 31,
	2024	2025
Short-term borrowings related to project assets (1)	$455,166	$843,129
Other short-term borrowings	1,418,140	1,545,908
Total short-term borrowings	1,873,306	2,389,037
Long-term borrowings related to project assets	702,077	665,365
Other long-term borrowings	2,029,466	2,955,867
Total long-term borrowings	2,731,543	3,621,232
Total borrowings	$4,604,849	$6,010,269

Non-recourse short-term borrowings	$412,962	$601,542
Non-recourse long-term borrowings	584,472	1,566,943
Total non-recourse borrowings	$997,434	$2,168,485
(1)	Includes the current portion of long-term borrowings classified as current liabilities because these borrowings relate to project assets expected to be sold within one year.

As of December 31, 2024 and 2025, total borrowings were $4,604,849 and $6,010,269, respectively, including $2,264,767 and $2,417,322 related to CSI Solar, and $2,340,082 and $3,592,947 related to Recurrent Energy, respectively. CS PowerTech had no borrowings as of December 31, 2025. In addition, as of December 31, 2024 and 2025, the Company had $146,542 and $153,152 of green bonds related to Recurrent Energy and $228,917 and $195,313 of convertible notes, respectively.

As of December 31, 2024 and 2025, $997,434 and $2,168,485 of borrowings under Recurrent Energy were non-recourse. These borrowings are typically long-term, asset- or portfolio-specific, and denominated in the domestic currency of the respective project subsidiary. These are secured by the assets and equity of each project, and lenders have no recourse to Canadian Solar Inc. in the event of a default.

As of December 31, 2025, borrowings of $3,925,248 were secured by property, plant and equipment with a carrying amount of $285,875, land use rights of $63,489, restricted cash of $437,210, equity interests of $573,135, project assets of $888,894, and solar power and battery energy storage systems of $1,180,984. These borrowings were classified as short-term borrowings of $793,233, long-term borrowings of $473,976 under Manufacturing, and short-term borrowings of $71,139, non-recourse borrowings - current of $600,077, long-term borrowings of $490,971 and non-recourse borrowings of $1,495,852 under Recurrent Energy.

The Company’s significant borrowings were as follows:

In 2025, Recurrent Energy B.V. completed a refinancing of its credit facilities with Banco Santander, S.A., Intesa Sanpaolo S.p.A New York Branch, Rabobank, New York Branch, and Morgan Stanley Senior Funding, Inc. The refinanced $415,000 credit facility consists of term loan facilities of €83,800,000 ($90,500) and $59,500, and a $265,000 revolver, maturing in April 2028 and extendable by one year subject to lender consent. The Company provided guarantee of up to $325,000 in connection with the facility. In 2025, the term loan was increased by $82,500 and €10,769,178 ($12,650), and revolver was increased by $45,000, with MUFG, Norddeutsche Landesbank and Nomura Corporate Funding Americas, LLC. As of December 31, 2025, $552,381 was outstanding.

In 2025, RE Papago PV LLC, RE Desert Bloom LLC and Sun Dog Class B LLC obtained $505,949 in project financing for a battery energy storage project and solar project in Arizona, with Norddeutsche Landesbank, MUFG, CoBank and Siemens Financial Services. The financing includes a $265,697 non - recourse construction and term loan, a $171,927 tax equity bridge loan and a $68,325 letter of credit facility. The facility is secured by assets and equity interests in the subsidiaries. The non - recourse construction and term loan will mature in April 2046. As of December 31, 2025, the outstanding balance under the non - recourse construction financing and tax equity bridge loan was $343,696.

In 2024, RE Papago LLC and Papago BESS Class B LLC, obtained $513,312 in project financing for a battery energy storage project in Arizona, with MUFG and Norddeutsche Landesbank as lead arrangers. The facility includes a $248,664 non - recourse construction and term loan, a $163,560 tax equity bridge loan and a $101,088 letter of credit facility. The facility is secured by assets and equity interests in the subsidiaries. The non - recourse term loan will mature in April 2030. As of December 31, 2025, $244,800 of the non - recourse term loan was outstanding.

In 2024, Blue Moon Energy LLC and Blue Moon Class B LLC obtained $164,432 in project financing for a solar project in Kentucky, with U.S. Bank NA as lead arranger. The financing includes a $65,746 non - recourse construction and term loan, a $86,985 tax equity bridge loan and a $11,701 letter of credit facility. The facility is secured by assets and equity interests in the subsidiaries. The non - recourse construction and term loan will mature on the fifth anniversary of the term conversion date. As of December 31, 2025, $109,083 of the non - recourse construction loan was outstanding.

In 2023, North Fork Solar Project, LLC secured $109,087 in project financing for a solar project in Oklahoma, with Norddeutsche Landesbank and Rabobank as lead arrangers. The financing includes a $98,736 construction and term loan and a $10,351 letter of credit facility. The facility is secured by assets and equity interests in the subsidiary. The financing will mature in December 2043. As of December 31, 2025, the outstanding balance under the non - recourse term loan was $90,094.

In 2024, Canadian Solar UK Projects Ltd secured a €95,000,000 ($111,587) credit facility with Investec Bank Plc. The facility comprises a €40,000,000 ($46,984) term loan and a €55,000,000 ($64,603) revolver, which will mature in February 2027 and is guaranteed by the Company. As of December 31, 2025, $104,976 was outstanding.

In 2024, Canadian Solar Netherlands Cooperative U.A. secured a $100,000 credit facility with Nomura Securities International, Inc. In 2025, the credit facility was novated to Canadian Solar Holdings B.V. and amended to increase the commitment to $150,000 and extend the maturity to March 2027. The credit facility is secured by assets and is guaranteed by the Company. As of December 31, 2025, $124,984 was outstanding.

In 2024, Re Thorn Solar Capital, S.L.U. secured a €674,000,000 ($791,684) non - recourse credit facility from Banco Santander CIB, ING, ABN Amro, BBVA, Banco Sabadell, Rabobank, HSBC, Intesa Sanpaolo, Natwest and Norddeutsche Landesbank for Recurrent Energy’s solar projects in Spain. The financing includes a €555,000,000 ($651,906) Capex Facility, a €8,000,000 ($9,397) VAT facility, a €23,000,000 ($27,016) Debt Service Reserve Facility, and a €88,000,000 ($103,365) letter of credit facility. As of December 31, 2025, $607,566 was outstanding.

In 2023, Aurora 01 GK issued JPY18,500,000,000 ($118,080) in private placement of green bonds. The bonds will mature in September 2026 and are guaranteed by the Company. As of December 31, 2025, the carrying value net of unamortized issuance costs was $118,080, and is included as a component of green bonds.

In 2024, Akane 01 GK secured a JPY11,700,000,000 ($74,678) credit facility with Société Générale, Tokyo Branch, as lead arranger. The facility will mature in September 2027 and is guaranteed by the Company. As of December 31, 2025, $74,678 was outstanding.

In 2022, Canadian Solar New Energy Holding Co Ltd secured a $50,000 credit facility from ING Bank, which was subsequently amended to $35,000. In 2024, Canadian Solar Spain, Sociedad Limitada secured a EUR50,000,000 ($58,730), revolver from ING Bank, which was subsequently amended to EUR35,000,000 ($41,111). The two facilities, guaranteed by us, were extended to mature in July 2026. As of December 31, 2025, $76,111 was outstanding.

Between 2022 and 2024, six of the project companies in Brazil obtained project financings in the aggregate of BRL1,300,200,000 ($237,349) from various financial institutions, including BNB, Bradesco, Itaú BBA and Vortx Serviços Fiduciários Ltda. These facilities are secured by assets and equity interests in subsidiaries, with maturities set between 2033 and 2047 for the remaining facilities. As of December 31, 2025, $145,719 non-recourse financing and $53,864 recourse financing were outstanding.

As of December 31, 2025, the financial covenants related to these borrowings were met.

As of December 31, 2025, the Company had approximately $8,772,006 in contractual credit facilities, with $5,158,415 drawn as borrowings, $811,467 utilized through bank guarantees, letters of credit and short - term notes payable. Of the total contractual credit facilities, approximately $2,356,518 is available for drawdown to support manufacturing operations and working capital requirements, and approximately $429,972 is available in connection with projects business. In addition, the Company had uncommitted credit facilities totaling approximately $1,988,439, with $568,620 drawn as borrowings and $639,323 utilized under similar banking arrangements as of December 31, 2025.

In connection with the sale of project assets in the years ended December 31, 2023, 2024 and 2025, borrowings of $161,709, nil and nil, respectively, were assumed by buyers.

As of December 31, 2025, future principal repayments on borrowings are as follows (including $100,274 of current portion of long-term borrowings classified as current liabilities because these borrowings relate to project assets expected to be sold within one year):

Year Ending December 31,
2026	$2,389,037
2027	1,685,215
2028	997,513
2029	229,296
2030	347,378
Thereafter	361,830
Total	$6,010,269

Weighted average effective interest rates were as follows:

	December 31,	December 31,
	2024	2025
Short-term borrowings	3.1%	3.3%
Long-term borrowings	5.4%	5.2%

The Company capitalized interest on borrowings obtained to finance construction of project assets, solar power and battery energy storage systems, or property, plant and equipment, until the asset is ready for its intended use. Interest costs incurred were as follows:

	Years Ended December 31,
	2023	2024	2025
Interest expense	$114,099	$137,468	$178,166
Interest capitalized:
Project assets	27,676	38,456	64,201
Solar power and battery energy storage systems	33,097	70,487	42,812
Property, plant and equipment	963	—	—
Total interest costs	$175,835	$246,411	$285,179

14. ACCRUED WARRANTY COSTS

The warranty activity is summarized below:

	Years Ended December 31,
	2023	2024	2025
Beginning balance	$76,677	$75,519	$84,127
Warranty provision	27,944	35,694	70,129
Warranty costs incurred	(21,011)	(20,404)	(24,751)
Foreign exchange effect	(8,091)	(6,682)	8,881
Ending balance	$75,519	$84,127	$138,386

15. RESTRICTED NET ASSETS

CSI Solar may pay dividends only from retained earnings determined in accordance with the local accounting standards and at least 10% of its annual after-tax income is required to be allocated to a statutory general reserve until such reserve cumulatively reaches 50% of its registered capital. Distribution of registered share capital also requires approval from the local authorities. As a result, a portion of CSI Solar’s net assets is restricted and cannot be transferred to the Company through dividends, loans or advances. Accordingly, the statutory general reserve and registered share capital of CSI Solar are considered restricted net assets, totaling $1,483,016 as of December 31, 2025.

There were no distribution received from CSI Solar in 2023. The Company received an aggregate of $34,667 and $26,958 in cash, net of $3,852 and $2,995 in withholding tax, from dividends distributed by CSI Solar in 2024 and 2025, respectively.

16. CONVERTIBLE NOTES

In September 2025, the Company repaid in full the $230,000 aggregate principal amount of convertible notes (the “2025 Notes”) upon their maturity. The 2025 Notes bore interest of 2.50% per annum.

In August 2024, the Company entered into a definitive investment agreement with a subsidiary of Pacific Alliance Group (“PAG”), pursuant to which PAG subscribed for $200,000 in aggregate principal amount of convertible notes issued by the Company (the “2029 Notes”). The 2029 Notes represent secured obligations of the Company. The 2029 Notes bear an interest rate of 6.0% per annum, payable quarterly in arrears, and will mature on December 31, 2029. Holders of the 2029 Notes also have the right to require the Company to repurchase the 2029 Notes shortly after December 31, 2027. Subject to the terms of the 2029 Notes, the 2029 Notes may be convertible into the Company’s common shares at the holder’s option at an initial conversion rate of 54.9451 share per $1,000 of principal, equivalent to an initial conversion price of $18.20 per share. The conversion rate is subject to market customary adjustments.

The 2029 Notes are secured against certain pledges provided by the subsidiaries of the Company.

As of December 31, 2024 and 2025, the carrying values of the convertible notes were $228,917 and $195,313, net of unamortized issuance costs of $1,083 and $4,687, respectively. The debt issuance costs for the 2025 Notes and 2029 Notes are amortized using effective interest method at a rate of 3.18% and 7.41%, respectively. The Company recorded amortization expense of $1,493 and $2,057 for the years ended December 31, 2024 and 2025, respectively. Coupon interest of $5,750 and $11,629 were recorded for the years ended December 31, 2024 and 2025, of which $1,438 and nil were not paid and was recorded in other payables as of December 31, 2024 and 2025, respectively.

See Note 27 for subsequent event relating to issuance of the 2031 Notes.

17. INCOME TAXES

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2023	2024	2025
Income (loss) before income taxes and equity in earnings (losses) of affiliates
Canada	$(61,704)	$(38,474)	$(15,399)
United States	(49,536)	(151,101)	131,620
Foreign	519,765	107,273	(256,960)
	$408,525	$(82,302)	$(140,739)
Current tax expense (benefit)
Canada	$1,944	$972	$3,204
United States	12,570	(16,750)	9,722
Foreign	60,536	104,569	67,979
	75,050	88,791	80,905
Deferred tax expense (benefit)
Canada	2,048	(8,799)	(967)
United States	(4,176)	(31,637)	(1,219)
Foreign	(117,990)	(64,931)	(64,570)
	(15,549)	(105,367)	(66,756)
Total income tax expense (benefit)
Canada	3,992	(7,827)	2,237
United States	8,394	(48,387)	8,503
Foreign	47,115	39,638	3,409
	$59,501	$(16,576)	$14,149

On January 1, 2025, the Company prospectively adopted ASU 2023-09, that requires greater disaggregation of information in the rate reconciliation.

Reconciliation between the provision for income tax for the year ended December 31, 2025, as calculated by applying the combined Canadian federal and provincial statutory tax rate to income before income taxes and equity in earnings of affiliates, and the actual provision (or benefit) for income taxes is as follows:

	Year Ended December 31,
	2025
	Amount	Percent
Effective rate reconciliation:
Canada federal statutory rate	$(35,185)	25.0%
Provincial income taxes, net of federal abatement (1)	(231)	0.2%
Foreign tax effects
United States
Statutory tax rate difference	(5,265)	3.7%
Changes in valuation allowances	(7,491)	5.3%
Nontaxable and nondeductible items	(30,456)	21.6%
Others	(7,408)	5.3%
China SAR, Hong Kong
Statutory tax rate difference	(21,998)	15.6%
Others	1,433	(1.0)%
Other jurisdictions	(760)	0.5%
Changes in valuation allowances	109,283	(77.6)%
True-up	13,916	(9.9)%
Others	(1,689)	1.2%
Income tax expense	$14,149	(10.1)%

(1) Provincial taxes in Ontario make up the majority of the tax effect in this category.

Reconciliation between the provision for income tax for the years ended December 31, 2023 and 2024, as calculated by applying the combined Canadian federal and provincial statutory tax rate to income before income taxes and equity in earnings of affiliates, and the actual provision (or benefit) for income taxes is as follows:

	Years Ended December 31,
	2023	2024
Combined federal and provincial income tax rate	27%	27%
Effect of permanent difference	(15)	13
Effect of different tax rate on earnings in other jurisdictions	(4)	(6)
Effect of tax holiday	(1)	—
Effect of true-up	—	9
Effect of cross-border tax	1	(2)
Tax credits	—	8
Change in valuation allowance	7	(29)
	15%	20%

The components of deferred tax assets and liabilities were as follows:

	December 31,	December 31,
	2024	2025
Deferred tax assets:
Accrued warranty costs	$11,200	$14,911
Allowance for credit losses	14,928	14,104
Inventory write-downs	7,022	5,223
Future deductible expenses	33,656	37,216
Depreciation difference and impairment of property, plant and equipment, project assets, solar power and battery energy storage systems	40,359	60,271
Accrued liabilities	10,886	11,882
Government subsidies	48,473	37,004
Net operating losses carryforwards	233,329	467,705
Interest limitations	26,199	26,713
Others	100,099	114,114
Total deferred tax assets, gross	526,151	789,143
Valuation allowance	(52,651)	(154,983)
Total deferred tax assets, net	$473,500	$634,160

Deferred tax liabilities:
Investments in partnerships	$69,327	$156,869
Depreciation difference of property, plant and equipment	59,729	54,348
Others	75,776	85,502
Total deferred tax liabilities	$204,832	$296,719
Net deferred tax assets	$268,668	$337,441
Analysis as:
Deferred tax assets	473,500	634,160
Deferred tax liabilities	(204,832)	(296,719)
Net deferred tax assets	$268,668	$337,441

As of December 31, 2025, the Company had accumulated net operating loss carryforward of $2,138,313, including $512,948 of U.S. federal and state net operating loss carryforwards, which expire between 2027 and 2043.

A deferred tax liability is required for taxable temporary differences arising from the excess of financial reporting basis over tax basis of investments in foreign subsidiaries. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. As of December 31, 2025, the Company recorded $2,038 of withholding tax related to undistributed earnings of foreign subsidiaries, based on expected future distribution plan. The remaining undistributed earnings of approximately $818,751 are considered to be indefinitely reinvested. The unrecognized deferred tax liability on these earnings is estimated to range between $40,938 and $81,875, depending on applicable withholding tax rate that may apply to the future distributions.

The Company evaluates both positive and negative evidence in assessing the realizability of deferred tax assets, including the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the historical expiration of tax attributes and feasible tax planning alternatives. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. The Company recognized a valuation allowance of $52,651 and $154,983 as of December 31, 2024 and 2025, respectively. Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2023	2024	2025
Beginning balance	$43,488	$72,678	$52,651
Additions (reversals)	28,819	(19,328)	101,792
Foreign exchange effect	371	(699)	540
Ending balance	$72,678	$52,651	$154,983

The Company makes an assessment of the level of authority for each of its uncertain tax positions, if that position is more likely than not of being sustained upon examination, based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. This liability is recorded as liability for uncertain tax positions on the balance sheets. The Company accrues and classifies interest and penalties associated with such unrecognized tax benefits as income tax expense. The amounts of interest and penalties accrued as of December 31, 2024 and 2025 were $941 and $937, respectively. Given the uncertainty in timing and outcome of the Company’s tax examinations, an estimate of the range of the reasonably possible change in gross unrecognized tax benefits within one year cannot be made at this time.

The following table summarizes the activity related to the liability for uncertain tax positions (excluding interest and penalties):

	Years Ended December 31,
	2023	2024	2025
Beginning balance	$4,770	$4,745	$4,829
Additions	—	146	—
Reductions for tax positions from prior years and statute of limitations expirations	(24)	(63)	(15)
Foreign exchange effect	(1)	1	4
Ending balance	$4,745	$4,829	$4,818

The cash paid for taxes, net of refunds, are as follows:

Year Ended December 31,	2025
Canada federal and provincial	$4,589
Foreign
United States	29,777
China SAR, Hong Kong	83,629
Others	31,718
Cash paid for taxes, net of refunds	$149,713

The Company file income tax returns in Canada and various jurisdictions. Generally, the Company’s taxation years from 2018 to 2025 are open for reassessment to the Canadian tax authorities. The Company is subject to taxation in the United States and various state jurisdictions. The Company is not currently under examination by the federal or state tax authorities. The Company’s income tax returns for 2020 through 2025 remain open to examination by the U.S. tax authorities.

18. EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share:

	Years Ended December 31,
	2023	2024	2025
Numerator:
Net income (loss) attributable to Canadian Solar Inc.	$274,187	$36,051	$(104,126)
Cumulative preferred share dividends in subsidiary	—	—	(64,434)
Dilutive effect of convertible notes	5,290	—	—
Net income (loss) attributable to Canadian Solar Inc. — diluted	$279,477	$36,051	$(168,560)
Denominator:
Denominator for basic calculation — weighted average common shares — basic	65,375,084	66,616,400	67,368,537
Diluted effects of share number from RSUs	546,765	323,028	—
Dilutive effects of share number from convertible notes	6,272,157	—	—
Denominator for diluted calculation — weighted average common shares — diluted	72,194,006	66,939,428	67,368,537
Basic earnings per share	$4.19	$0.54	$(2.50)
Diluted earnings per share	$3.87	$0.54	$(2.50)

For the calculation of diluted earnings per share, the effect of the convertible notes and RSUs were excluded for the year ended December 31, 2025, as their inclusion would have been anti-dilutive. The anti-dilutive shares excluded for the periods indicated are summarized below:

	Years Ended December 31,
	2023	2024	2025
RSUs and share options	48,598	241,652	380,886
Convertible notes	—	6,272,157	11,247,002

19. RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances

As of December 31, 2024 and 2025, current amounts due from related parties amounted to $5,220 and $17,959, respectively, and non-current amounts due from related parties amounted to $75,215 and $76,848, respectively. These primarily relate to receivables from the Company’s 49% owned affiliates in Mexico. As of December 31, 2024 and 2025, current and non-current amounts due from Horus Solar S.A. De Capital Variable were $34,742 and $35,273, respectively, and from Recursos Solares PV De México II S.A. De Capital Variable were $40,711 and $51,336, respectively.

Sales and purchase transactions with affiliates

The Company sold solar modules to Marangatu and Panati in Brazil, in the amounts of $173 and $Nil in 2024, respectively. There were no transactions in 2025. In 2023, 2024 and 2025, the Company delivered battery energy storage solutions to Crimson in the U.S., totaling $17,182, $5,300 and $13,008, respectively. In 2023, 2024 and 2025, the Company provided asset management services to CSIF totaling $10,004, $5,508 and $5,032, respectively, and provided power services totaling $6,974, $7,623 and $8,874, respectively.

20. COMMITMENTS AND CONTINGENCIES

a)    Property, plant and equipment commitments

As of December 31, 2025, total commitments were $315,824, with payment schedule as follows:

Year Ending December 31,
2026	$251,663
2027	19,387
2028	385
2029	—
2030	44,389
Total	$315,824

b)    Construction commitments

As of December 31, 2025, outstanding commitments for EPC and construction related to projects were $174,198, with payment schedule as follow:

Year Ending December 31,
2026	$141,238
2027	18,547
2028	12,033
2029	1,016
2030	1,364
Total	$174,198

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

As of December 31, 2025, the Company’s applicable AD and CVD rates on Chinese-origin CSPV products under “Solar 1” and “Solar 2” orders remain in effect, and final results in recent administrative reviews have generally affirmed or reduced prior rates.

Under Solar 1, the Company’s current AD rate is 0.00%, and the applicable CVD rate is 15.87%, as of the conclusion of the tenth administrative reviews in 2024. The eleventh administrative reviews were completed with findings of no shipments and no change in rates, and the twelfth reviews are ongoing, with preliminary results expected in 2026. The second five-year sunset reviews concluded in 2024, with both the U.S. Department of Commerce (“USDOC”) and U.S. International Trade Commission (“USITC”) voting to continue the Solar 1 orders for another five years. Certain prior determinations remain subject to appeal.

Under Solar 2, the Company’s current AD and CVD rates for Chinese-origin products remain at 30.06% and 33.58%, respectively, following rescission of the tenth administrative review in December 2025, and no changes have been made to the Company’s rates. The Company was not subject to the most recent tenth administrative review of the Solar 2 Taiwan antidumping duty, and its current rates remain unchanged. In 2025, USDOC and USITC initiated the second five - year sunset reviews of the Solar 2 orders, which are ongoing.

The Company is also involved in circumvention proceedings relating to certain products from Southeast Asia. In 2025, the U.S. Court of International Trade (“USCIT”) sustained USDOC’s Thailand circumvention determination, and the Company has appealed to the U.S. Court of Appeals for the Federal Circuit.

In 2024, the USDOC and USITC initiated new AD and CVD investigations (“Solar 3”) against imports from Southeast Asia. In 2025, USDOC issued final affirmative determinations. Final AD and CVD rates applicable to the Company are 111.45% and 255.39%, respectively, on Thai-origin CSPV products. The USITC issued a final affirmative threat determination with respect to Thailand and a negative finding on critical circumstances, resulting in refunds of certain preliminary deposits. The Solar 3 determinations have been appealed and remain subject to judicial review.

In 2025, additional AD and CVD petitions (“Solar 4”) were filed covering imports from India, Indonesia and Laos, and investigations are ongoing.

In 2025, the USDOC initiated a Section 232 national security investigation covering polysilicon and derivative products, which could result in additional tariffs or other measures.

In 2025, AD and CVD petitions were filed on active anode materials (a lithium battery component) imported from China and the USDOC and USITC initiated investigations in 2025. On February 11, 2026, USDOC determined that AAM contained in downstream battery products will not be covered by the scope of potential antidumping and countervailing duties. These proceedings remain ongoing.

In 2025, the U.S. government imposed and escalated broad reciprocal tariffs under the International Emergency Economic Powers Act (“IEEPA”). The U.S. Supreme Court found these tariffs unlawful, and the USCIT subsequently ordered refunds for all such tariffs paid under IEEPA. The Company filed suit in the USCIT to preserve its rights to refunds for such tariffs. This litigation and that concerning the extent of available refunds for IEEPA tariffs remains ongoing.

In February 2026, the U.S. government imposed Section 122 tariffs on nearly all U.S. imports at 10% for 150 days. These tariffs remain in effect and are currently expected to expire in July 2026.

In March 2026, the U.S. government announced new Section 301 investigations on U.S. imports from various countries, including China and Thailand. Announcements with respect to these investigations are expected to be issued concurrently with the expiry of the temporary Section 122 tariff measures later in 2026.

Patent Disputes

The Company is party to ongoing patent litigation alleging infringement of various solar technologies. The Company believes the asserted claims lack merit and is vigorously defending these matters. However, the outcome of current or future litigation, particularly those seeking injunctive relief or significant damages, could materially impact the Company’s financial condition, results of operations, or cash flows.

In 2024, Maxeon Solar Pte. Ltd. (“Maxeon”) filed a U.S. patent infringement lawsuit, alleging infringement of solar-related patents. Maxeon seeks a permanent injunction and damages. Based on its preliminary analysis, the Company believes its modules do not infringe and intends to vigorously defend the case. Additionally, the Company filed an Inter Partes Review (“IPR”) with the Patent Trial and Appeal Board (“PTAB”). In 2025, in the lawsuit, Maxeon withdrew one of its patent infringement claims, and the claim was dismissed with prejudice. In January 2026, the PTAB issued a Final Written Decisions in the Company’s IPR action invalidating the remaining patents in the lawsuit.

In 2025, CSI Solar Co., Ltd. was notified of lawsuits filed in China by Trina Solar Limited (“Trina”), alleging infringement of solar-related patents. Trina also initiated U.S. litigation in the USITC and in Federal Court. The USITC investigation was terminated upon Trina’s motion, and, the Company subsequently filed petitions for IPR before the PTAB challenging the U.S. counterparts of certain patents. The PTAB granted review and joined the Company’s petition with previously instituted IPR proceedings. Concurrently, the Company has initiated patent invalidation proceedings before China’s National Patent Office, which remain pending. The Federal Court action is stayed pending a decision from the PTAB.

In 2025, First Solar, Inc. (“First Solar”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the District of Delaware seeking injunctive relief and monetary damages. The Company filed a petition with the USPTO, which was denied in 2025 without a decision on the merits. In 2025, the court set a trial date for March 2028. Discovery is currently ongoing in this litigation. Based on our assessment, the Company does not believe its proprietary technology infringes on the patent asserted by First Solar, and the Company intends to vigorously defend the case. On February 24, 2026, First Solar filed a Complaint with the USITC against the Company and nine other manufacturers of modules incorporating TOPCon technology. First Solar seeks a general exclusion order, limited exclusion order, and a cease - and - desist order. The USITC has instituted the case. The Company will vigorously defend against the claims. A final resolution is not expected until the second half of 2027.

21. SEGMENT INFORMATION

As discussed in Note 1. Organization and Operations, the Company consummated a strategic initiative to resume direct oversight of its U.S. operations. The Company has formed new joint venture with its majority-owned subsidiary, CSI Solar, by holding a 75.1% controlling stake in CS PowerTech, which operates U.S.-based manufacturing and sales of solar modules, solar cells and advanced energy storage systems. There have been no changes to the Company’s reportable segment results for prior periods to conform to the current segment presentation.

The segments are determined in accordance with the management approach under ASC280. The Company’s chief operating decision maker (“CODM”), identified as the Chief Executive Officer, regularly reviews financial performance of Manufacturing and Recurrent Energy primarily through revenues, gross profit, operating expenses, income from operations and interest by segment to assess performance and allocate resources. Intersegment transactions, such as the sale of solar modules, EPC services, and battery storage systems from Manufacturing to Recurrent Energy, are conducted on terms comparable to those with unaffiliated third parties and are eliminated in consolidation. The Company does not review balance sheet information by segment and therefore does not present segment assets and liabilities. The segment structure is evaluated regularly to ensure consistency with internal management reporting and to reflect any organizational changes or changes in how the CODM allocates resources and evaluates performance.

The following table summarizes the segment financial results for Manufacturing (formerly disclosed as CSI Solar segment) and Recurrent Energy, including revenues, gross profit, operating expenses, income (loss) from operations and interest by segment. Intersegment eliminations reflect transactions between the two segments, including sales of modules, battery energy storage products and EPC, which are eliminated in consolidation. Unallocated items represent corporate-level income and expenses not directly attributable to either segment and include corporate overhead, professional service fees, and other centralized functions.

	Year Ended December 31, 2025
			Elimination
			and
		Recurrent	Unallocated
	Manufacturing	Energy	Items	Total
Net revenues	$5,612,124	$403,620	$(420,637)	$5,595,107
Cost of revenues	4,669,608	320,166	(420,893)	4,568,881
Gross profit	942,516	83,454	256	1,026,226
Operating expenses	743,959	236,111	3,000	983,070
Income (loss) from operations	$198,557	$(152,657)	$(2,744)	$43,156
Other segment items (1)				(183,895)
Loss before income taxes and equity in losses of affiliates				$(140,739)
Supplementary information:
Interest expense	$(64,284)	$(99,114)	$(14,768)	$(178,166)
Interest income	34,794	8,678	2,582	46,054
Depreciation and amortization, included in cost of revenues and operating expenses	498,026	57,027	—	555,053

	Year Ended December 31, 2024
			Elimination
			and
		Recurrent	Unallocated
	Manufacturing	Energy	Items	Total
Net revenues	$6,460,003	$323,469	$(790,063)	$5,993,409
Cost of revenues	5,272,722	257,976	(536,608)	4,994,090
Gross profit	1,187,281	65,493	(253,455)	999,319
Operating expenses	850,499	155,573	23,328	1,029,400
Income (loss) from operations	$336,782	$(90,080)	$(276,783)	$(30,081)
Other segment items (1)				(52,221)
Loss before income taxes and equity in losses of affiliates				$(82,302)
Supplementary information:
Interest expense	$(63,698)	$(63,465)	$(10,305)	$(137,468)
Interest income	63,107	25,281	82	88,470
Depreciation and amortization, included in cost of revenues and operating expenses	463,893	37,550	—	501,443

	Year Ended December 31, 2023
			Elimination
			and
		Recurrent	Unallocated
	Manufacturing	Energy	Items	Total
Net revenues	$7,230,550	$497,653	$(114,577)	$7,613,626
Cost of revenues	6,121,332	292,926	(80,615)	6,333,643
Gross profit	1,109,218	204,727	(33,962)	1,279,983
Operating expenses	653,135	108,106	65,422	826,663
Income (loss) from operations	$456,083	$96,621	$(99,384)	$453,320
Other segment items (1)				(44,795)
Income before income taxes and equity in earnings of affiliates				$408,525
Supplementary information:
Interest expense	$(60,413)	$(46,489)	$(7,197)	$(114,099)
Interest income	43,788	7,797	36	51,621
Depreciation and amortization, included in cost of revenues and operating expenses	290,346	16,694	—	307,040
(1)	Includes interest expense, net, loss on change in fair value of derivatives, net, foreign exchange gain (loss), net and investment income, net.

The following table summarizes the Company’s net revenues generated from different geographic locations. The information presented below is based on the location of the customers’ global or regional headquarters, as appropriate:

	Years Ended December 31,
	2023	2024	2025
The Americas:
United States	$1,485,919	$2,776,124	$2,777,463
Brazil	846,387	190,925	229,041
Others	283,839	136,726	151,732
	2,616,145	3,103,775	3,158,236
Asia:
China	2,151,243	1,220,446	710,977
Pakistan	78,203	266,082	202,962
Japan	597,188	150,727	195,090
Others	298,862	164,307	138,095
	3,125,496	1,801,562	1,247,124
Europe and other regions:
United Kingdom	144,994	185,240	355,484
Australia	128,247	115,118	347,863
Spain	445,321	221,788	141,833
Germany	291,385	198,227	91,636
South Africa	218,596	75,467	56,590
Others	643,442	292,232	196,341
	1,871,985	1,088,072	1,189,747
Total net revenues	$7,613,626	$5,993,409	$5,595,107

The following table summarizes the long-lived assets, including property, plant and equipment, solar power and battery energy storage systems, intangible assets and ROU assets, based on the major geographic location of the assets:

	December 31,	December 31,
	2024	2025
Asia Pacific	$3,162,555	$2,871,672
United States	1,405,757	1,586,046
Europe	500,229	932,317
Latin America	481,149	491,985
Others	11,466	32,785
Total long-lived assets	$5,561,156	$5,914,805

Property, plant and equipment are allocated based upon physical location. Other assets and investments are allocated based on the location of the related operations.

The following table summarizes the revenues generated from each product or service:

	Years Ended December 31,
	2023	2024	2025
Manufacturing:
Solar modules	$5,941,345	$4,281,178	$3,377,706
Battery energy storage solutions	245,173	814,604	1,370,590
Solar system kits	679,350	398,173	224,621
EPC and others	250,105	181,422	227,855
Recurrent Energy:
Solar power and battery energy storage asset sales	399,098	156,686	175,987
Power services	40,636	69,972	75,486
Revenue from electricity, battery energy storage operations and others	57,919	91,374	142,862
Total net revenues	$7,613,626	$5,993,409	$5,595,107

22. MAJOR CUSTOMERS

No customers accounted for 10% or more of total net revenues for the years ended December 31, 2023, 2024 and 2025. No customers accounted for 10% or more of total net accounts receivable as of December 31, 2024 and 2025.

23. EMPLOYEE BENEFIT PLANS

In the U.S., the Company has a qualified 401(k) plan which provides retirement benefits to its eligible manufacturing and non-manufacturing employees. Under the 401(k) plan, the Company matches 100% of the first five percent of employee contributions. Employees in certain other jurisdictions participate in retirement schemes established under applicable local practice and regulations, which are essentially defined contribution schemes. Contributions for eligible employees are generally calculated as a percentage of the applicable payroll costs. The expense incurred by the Company for contributions schemes globally was $28,222, $37,090 and $37,445 for the years ended December 31, 2023, 2024 and 2025, respectively.

In addition, the Company contributed $20,702, $22,297 and $18,405 to defined benefit schemes for the years ended December 31, 2023, 2024 and 2025, respectively.

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

RSUs Activities

The Company granted 206,067, 167,968 and 232,364 RSUs in 2023, 2024 and 2025, respectively. The RSUs entitle the holders to receive the Company’s common shares upon vesting. The RSUs were granted for free and generally vest over periods from one to four years based on the specific terms of the grants.

The RSUs granted in 2023, 2024 and 2025 had total grant date fair values of $7,785, $2,800 and $2,477, respectively, and are expensed ratably over the vesting period. As of December 31, 2025, total unrecognized share-based compensation related to unvested RSUs granted between 2021 and 2025 was $6,651, expected to be recognized over a weighted-average period of 2.3 years.

A summary of the RSU activity is as follows:

		Weighted Average
		Grant-Date
	Number of	Fair Value
	Shares	(in whole US dollars)
Unvested as of January 1, 2025	999,411	$26.29
Granted	232,364	10.71
Vested	(855,502)	26.06
Forfeited	(21,678)	31.24
Unvested as of December 31, 2025	354,595	$18.87

The fair value of RSUs vested during the years ended December 31, 2023, 2024 and 2025 was $57,298, $13,934 and $12,154, respectively.

CSI Solar Employee Incentive

In 2020, CSI Solar approved the CSI Solar employee incentive plan (“CSI Solar Employee Incentive”). Eligible CSI Solar directors and employees and board members subscribed for equity interest in the partnership for an aggregate of RMB 248 million ($36,342). Vesting conditions, which were met in 2023, include completion of the IPO and the service period. The plan was accounted for based on grant date fair value, which equals the value of the discount received by the participants. As of December 31, 2025, no awards granted were outstanding and no future grants may be available for issuance under this plan.

CSI Solar Restricted Share Incentive

In 2024, CSI Solar adopted a restricted share incentive plan (“CSI Solar Restricted Share Incentive”), which provides for the granting of options to purchase CSI Solar common shares to its officers, directors and employees. Under the plan, options are generally granted with an exercise price of RMB 5.47 ($0.76) per share. The options are subject to time-based and performance-based vesting conditions and will vest in three tranches over a four-year period, beginning 12 months after the grant date. 33% of the options will vest between months 12 and 24, an additional 33% will vest between months 24 and 36, and the remaining 34% will vest between months 36 and 48, subject to continued employment and the achievement of applicable performance criteria. A maximum number of 54,004,000 CSI Solar common shares may be issued under the CSI Solar Restricted Share Incentive. As of December 31, 2025, there was RMB 365,062,858 ($51,938) of total unrecognized share-based compensation related to unvested options granted in 2025, which is expected to be recognized over 1.9 years.

The following table presents the share-based compensation expense included in the consolidated statements of operations:

	Years Ended December 31,
	2023	2024	2025
Share Incentive	$46,981	$20,087	$10,924
CSI Solar Employee Incentive	8,354	—	—
CSI Solar Restricted Share Incentive	—	1,317	13,488
	$55,335	$21,404	$24,412

25. NON-CONTROLLING INTERESTS AND REDEEMABLE NON-CONTROLLING INTERESTS

In 2023, CSI Solar completed its IPO, raising net proceeds of approximately $927,897, of which, $644,873 was recorded in non-controlling interest, $244,629 in additional paid-in capital and $38,395 in accumulated other comprehensive loss. In 2025, CSI Solar had repurchased 45,077,200 shares for RMB 500,608,600 ($70,135) under its share repurchase program, reducing the non-controlling interests’ ownership from 36.86% to 36.21%.

The following schedule presents the effects of transfers from (to) non-controlling interests and redeemable non-controlling interests:

	Years Ended December 31,
	2023	2024	2025
Net income (loss) attributable to Canadian Solar Inc.	$274,187	$36,051	$(104,126)
Transfers from (to) non-controlling interests and redeemable non-controlling interests:
Increase in paid-in capital from transfer of equity interest in subsidiary and subsidiary’s equity offering	244,629	—	—
Increase in paid-in capital from subsidiary’s issuance of redeemable preferred shares	—	330,682	—
Increase in paid-in capital from acquisition of non-controlling interest	—	1,485	—
Decrease in paid-in capital from subsidiary’s repurchase of its common shares	—	(55,730)	(52,479)
Net transfers from (to) non-controlling interests	$244,629	$276,437	$(52,479)
Change from net income attributable to Canadian Solar Inc. and transfers from (to) non-controlling interests and redeemable non-controlling interests	$518,816	$312,488	$(156,605)

The Company recorded net loss attributable to redeemable non-controlling interests of nil, $132,475, and $122,565 for the years ended December 31, 2023, 2024, and 2025, respectively.

26. REDEEMABLE NON-CONTROLLING INTERESTS

As the Recurrent Energy B.V. Series A preferred shares are redeemable upon the occurrence of conditions not solely within the Company’s control, the related non-controlling interest is classified as temporary equity on the balance sheets. As of December 31, 2025, Recurrent Energy B.V. was in compliance with the terms of the Series A preferred shares and as such, it was not probable that the non-controlling interest would become redeemable. The key terms of the Recurrent Energy B.V. Series A preferred shares are as follows:

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

See Note 10 for details of tax equity investors classified as redeemable non-controlling interests on the balance sheets.

27. SUBSEQUENT EVENTS

In January 2026, the Company issued $230,000 of convertible notes due 2031 to qualified institutional buyers in a private placement transaction pursuant to Rule 144A under the Securities Act. The convertible notes are senior unsecured obligations of the Company and accrue interest at a rate of 3.25% per annum, payable semi - annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2026. The convertible notes will mature on January 15, 2031, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Holders of the convertible notes may convert all or part of their notes at their option at any time prior to the close of business on the third business day immediately preceding the maturity date. Upon conversion, the Company will deliver to such converting holders, a number of common shares equal to the applicable conversion rate as of the relevant conversion date, together with a cash payment in lieu of any fractional share. The initial conversion rate is 36.1916 common shares per $1,000 of principal, which represents an initial conversion price of $27.63 per share. The conversion rate and conversion price for the notes will be subject to adjustments upon the occurrence of certain events. On or after January 22, 2029, the Company may redeem for cash all or part of the notes, at the Company’s option, if the last reported sale price of its common shares has been at least 130% of the conversion price then in effect on each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately prior to the date that the Company provides notice of redemption. In addition, the notes will be redeemable, in whole and not in part, at the Company’s option at any time following the occurrence of certain tax related events. The redemption price in the case of a tax redemption or an optional redemption will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

In April 2026, Cobalt LLC secured $474,256 in project financing for a solar project in California, with Norddeutsche Landesbank as lead arranger. The financing includes a $190,466 construction and term loan, a $204,121 tax equity bridge loan, a $24,587 holdco loan and $55,082 in letter of credit facilities. The facilities are secured by assets and equity interests in the subsidiaries. The financing will mature in June 2047. As of the date of this report, the outstanding balance was $100,122.

Additional Information — Condensed Financial Statements of Parent Company

Canadian Solar Inc.

The following condensed financial statements of Canadian Solar Inc. has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.’s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2025 of $1,483,016, exceeded the 25% threshold.

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

Financial Information of Parent Company

Balance Sheets

	December 31,	December 31,
(U.S. dollars in thousands, except share data)	2024	2025
Assets
Current assets:
Cash and cash equivalents	$26,293	$681
Amounts due from subsidiaries	317,561	369,236
Prepaid expenses and other current assets	20,031	14,408
Total current assets	363,885	384,325
Investments in subsidiaries	2,773,463	2,751,902
Investments in affiliates	11,745	11,745
Deferred tax assets	2,531	5,664
Other non-current assets	26,904	17,583
Total Assets	$3,178,528	$3,171,219
Liabilities and Equity
Current liabilities:
Short-term borrowings	$—	$28,000
Amounts due to subsidiaries	111,731	119,858
Other current liabilities	6,471	4,347
Convertible notes	228,917	—
Total current liabilities	347,119	152,205
Convertible notes	—	195,313
Deferred tax liabilities	10,285	10,088
Liability for uncertain tax positions	5,624	5,642
Total Liabilities	363,028	363,248
Equity:
Common shares: no par value, unlimited authorized, 66,954,634 and 67,810,136 outstanding, respectively	835,543	835,543
Additional paid-in capital	590,578	568,921
Retained earnings	1,585,758	1,481,632
Accumulated other comprehensive loss	(196,379)	(78,125)
Total Equity	2,815,500	2,807,971
Total Liabilities and Equity	$3,178,528	$3,171,219

Financial Information of Parent Company

Statements of Operations

	Years Ended December 31,
(U.S. dollars in thousands)	2023	2024	2025
Net revenues	$—	$—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses:
General, administrative and other operating expenses	40,198	20,180	612
Total operating expenses	40,198	20,180	612
Loss from operations	(40,198)	(20,180)	(612)
Other income (expenses):
Interest expense	(18,720)	(10,580)	(14,965)
Interest income	22,862	15,569	13,569
Gain (loss) on change in fair value of derivatives, net	(1,535)	2,700	(4,588)
Foreign exchange gain (loss), net	(772)	(492)	255
Other income (expenses), net:	1,835	7,197	(5,729)
Loss before income taxes and equity in earnings (losses) of subsidiaries and affiliates	(38,363)	(12,983)	(6,341)
Income tax benefit (expense)	(6,775)	3,780	(1,960)
Equity in earnings (losses) of subsidiaries and affiliates	319,325	45,254	(95,825)
Net income (loss)	$274,187	$36,051	$(104,126)

Financial Information of Parent Company

Statements of Comprehensive Income (Loss)

	Years Ended December 31,
(U.S. dollars in thousands)	2023	2024	2025
Net income (loss)	$274,187	$36,051	$(104,126)
Other comprehensive income (loss), net of tax	13,412	(79,647)	115,110
Comprehensive income (loss)	$287,599	$(43,596)	$10,984

Financial Information of Parent Company

Statements of Cash Flows

	Years Ended December 31,
(U.S. dollars in thousands)	2023	2024	2025
Operating activities:
Net income (loss)	$274,187	$36,051	$(104,126)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Accretion of convertible notes	1,447	1,493	(33,604)
Loss (gain) on change in fair value of derivatives	1,535	(2,700)	4,588
Equity in losses (earnings) of subsidiaries and affiliates	(319,325)	(45,254)	95,825
Share-based compensation	28,410	4,256	2,932
Dividend received from subsidiary	—	38,519	29,976
Deferred taxes	5,180	(361)	(3,330)
Changes in operating assets and liabilities:
Amounts due from subsidiaries	245,001	46,719	(23,814)
Prepaid expenses and other current assets	(1,594)	(36,216)	5,623
Other non-current assets	—	12,933	9,321
Amounts due to subsidiaries	(232,650)	(44,621)	(9,772)
Other current liabilities	4,377	(2,429)	(2,124)
Liability for uncertain tax positions	(28)	(77)	18
Net settlement of derivatives	(859)	1,262	(4,588)
Net cash provided by (used in) operating activities	5,681	9,575	(33,075)
Investing activities:
Investments in subsidiaries	(22,164)	(10,310)	(30)
Loans to subsidiaries	(62,226)	(6,162)	(2,320)
Repayment of loans to subsidiaries	69,150	32,271	—
Net cash provided by (used in) investing activities	(15,240)	15,799	(2,350)
Financing activities:
Proceeds from short - term borrowings	—	—	28,000
Net cash provided by financing activities	—	—	28,000
Effect of exchange rate changes	(5,460)	277	(18,187)
Net increase (decrease) in cash, cash equivalents and restricted cash	(15,019)	25,651	(25,612)
Cash, cash equivalents and restricted cash at the beginning of the year	15,661	642	26,293
Cash, cash equivalents and restricted cash at the end of the year	$642	$26,293	$681
Supplemental disclosure of cash flow information:
Interest paid	$11,586	$10,768	$13,067